Form 20-F
period 2007-12-31
Acorn International, Inc.
filed 2008-05-30
CIK 1365742

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from                  to                  .

Commission file number: 001-33429

Acorn International, Inc.

(Exact name of Registrant as specified in its charter)

Not applicable

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

12/F, Xinyin Building , 888 Yishan Road, Shanghai 200233

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing three ordinary shares, par value $0.01 per share	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 91,206,440

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☐  Yes    ☑  No

If this report is an annual or transaction report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    ☐  Yes    ☑  No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☑  Yes    ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

Large accelerated filer  ☐                 Accelerated filer  ☐                 Non-accelerated filer  ☑

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☑	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    ☐  Yes    ☑  No

Indicate by check mark which financial statement item the registrant has elected to follow:    ☐  Item 17    ☑  Item 18

ACORN INTERNATIONAL, INC.

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report only:

•	“ADSs” are to our American depositary shares, each of which represents three ordinary shares;

•	“ADRs” are to American depositary receipts, which, if issued, evidence our ADSs;

•	“$”, “US$” and “U.S. dollars” are to the legal currency of the United States;

•	“China” and the “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report only, Taiwan and the special administrative regions of Hong Kong and Macau;

•	“ordinary shares” are to our ordinary shares, par value $0.01 per share;

•	“RMB” and “Renminbi” are to the legal currency of China; and

•	“we”, “us”, “our company” and “our” refer to Acorn International, Inc., its predecessor entities and its subsidiaries.

This annual report on Form 20-F includes our audited consolidated statements of operation data for the years ended December 31, 2005, 2006 and 2007 and audited consolidated balance sheet data as of December 31, 2006 and 2007.

We and certain of our shareholders completed the initial public offering of 8,855,000 ADSs, each representing three ordinary shares in May 2007. Our ADSs, each representing three ordinary shares, are listed on the New York Stock Exchange under the symbol “ATV”.

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts are forward-looking statements based on our current expectations, assumptions, estimates and projections about us and our industry. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect”, “anticipate”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. The forward-looking statements included in this annual report relate to, among others:

•	Our goals and strategies;

•	expected trends in our joint sales and marketing services arrangements, and in our margins and certain cost or expenses items as a percentage of our net revenues;

•	Our future business development, financial condition and results of operations;

•	Our ability to introduce successful new products and services and attract new customers;

•	Competition in the TV direct sales market and retail market in China for our consumer products and services; and

•	PRC governmental policies and regulations relating to our businesses.

The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. All forward-looking statements included herein attributable to us or other parties or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except as required by law, we undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

PART I.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.    Selected Financial Data

The following selected consolidated statements of operations data for the three years ended December 31, 2005, 2006 and 2007 and the selected consolidated balance sheet data as of December 31, 2006 and 2007 have been derived from our consolidated financial statements, which have been audited by Deloitte Touche Tohmatsu CPA, Ltd., an independent registered public accounting firm and are included elsewhere in this annual report. Our selected consolidated combined statements of operations data for the year ended December 31, 2003 and 2004 and our consolidated combined balance sheet data as of December 31, 2003, 2004 and 2005 have been derived from our consolidated combined financial statements, which have been audited by Deloitte Touche Tohmatsu CPA, Ltd. and are not included in this annual report. The selected consolidated combined financial data should be read in conjunction with those consolidated combined financial statements and related notes and Item 5. “Operating and Financial Review and Prospects” in this annual report. Our consolidated combined financial statements are prepared and presented in accordance with U.S. GAAP.

	For the years ended December 31,
	2003	2004	2005	2006	2007
	(in thousands, except share, per share and per ADS data)
Condensed Consolidated Combined Statements of Operations Data
Revenues:
Direct sales, net	$45,567	$52,038	$76,828	$107,411	$184,292
Distribution sales, net	23,957	43,022	93,512	89,087	77,805

Total revenues, net	69,524	95,060	170,340	196,498	262,097

Cost of revenues:
Direct sales	22,008	16,826	26,646	32,013	85,895
Distribution sales	11,499	19,279	43,566	41,260	38,004

Total cost of revenues	33,507	36,105	70,212	73,273	123,899

Gross profit	36,017	58,955	100,128	123,225	138,198

Operating income (expenses):
Advertising expenses	(14,877)	(27,903)	(55,564)	(76,549)	(75,981)
Other selling and marketing expenses(1)(2)	(6,239)	(7,697)	(13,734)	(21,023)	(31,673)
General and administrative expenses(1)	(4,429)	(6,126)	(12,340)	(27,115)	(28,455)
Other operating income, net	370	498	1,553	3,105	5,783

Total operating income (expenses)	(25,175)	(41,228)	(80,085)	(121,582)	(130,327)

Income from operations	10,842	17,727	20,043	1,643	7,871
Total other income (expenses)	94	(50)	(9,485)	2,167	16,513

Total income tax expenses (benefits)	417	571	770	(696)	(1,330)

Minority interest	(162)	(2,614)	(1,756)	(561)	(7,062)

Net income(3)(4)	10,357	14,492	8,032	3,945	18,652

Deemed dividend on Series A convertible redeemable preferred shares	—	—	(162)	(162)	(54)

Income attributable to holders of ordinary shares	$10,357	$14,492	$7,870	$3,783	$18,598

Income per ordinary share — basic	$0.22	$0.31	$0.13	$0.05	$0.20

Income per ordinary share — diluted	$0.22	$0.31	$0.12	$0.05	$0.19

Weighted average shares used in calculating basic income per ordinary share	46,809,668	46,809,668	45,814,725	48,979,394	77,738,701

Weighted average shares used in calculating diluted income per ordinary share	46,809,668	46,809,668	48,645,299	53,607,999	84,472,947

Dividends declared per ordinary share	$0.09	$0.17	$0.02	$—	$—

	As of December 31,
	2003	2004	2005	2006	2007
	(in thousands, except share data)
Condensed Consolidated Combined Balance Sheet Data
Cash and cash equivalents	$10,508	$16,645	$35,386	$40,744	$148,743
Prepaid advertising expenses	1,825	4,903	20,090	25,384	23,151
Total assets	22,823	39,862	100,372	118,699	287,776
Deferred revenue	—	—	—	4,193	13,352
Total liabilities	6,392	13,971	12,569	15,183	35,160
Total liabilities, mezzanine equity and shareholders’ equity	$22,823	$39,862	$100,372	$118,699	$287,776

	For the years ended December 31,
	2005	2006		2007
	(in thousands, except percentages)
Selected Operating Data
Number of inbound calls generated through direct sales platforms	4,330	4,560	(5)	6,900	(5)
Conversion rate for inbound calls to product purchase orders	22.1%	19.2	%(5)	16.8	%(5)
Total TV direct sales program minutes	406.1	761.1		890

(1)	Includes share-based compensation of:

	For the years ended December 31,
	2003	2004	2005	2006	2007
	(in thousands)
Other selling and marketing expenses	$—	$—	$(168)	$(741)	$(423)
General and administrative expenses	$(957)	$—	$(2,168)	$(7,932)	$(6,096)

(2)	Includes amortization of intangible assets acquired in the July 2005 acquisition of the 49% minority interest of Shanghai HJX Digital Technology Co., Ltd, or Shanghai HJX, of:

	For the years ended December 31,
	2003	2004	2005	2006	2007
	(in thousands)
Other selling and marketing expenses	$—	$—	$(239)	$(428)	$(427)

(3)	Includes:

	For the years ended December 31,
	2003	2004	2005	2006	2007
	(in thousands)
Share-based compensation	$(957)	$—	$(2,336)	$(8,673)	$(6,519)
Expensed offering costs	—		—	(3,166)	—
Amortization of intangible assets acquired in the July 2005 acquisition of the 49% minority interest of Shanghai HJX	—	—	(239)	(428)	(427)
Change in fair value in warrant liability	—	—	(10,059)	—	—

The change in fair value in warrant liability resulted from our issuance on January 21, 2005 of a warrant allowing the holder to acquire 2,882,155 shares of our series A-1 convertible redeemable preferred shares upon payment of $8.0 million in cash, corresponding to a per share exercise price of $2.78. The warrant was exercised in full on December 28, 2005. The warrant was deemed a freestanding derivative liability which required the warrant to be measured at fair value upon initial recognition and subsequent to initial recognition. Accordingly, we recognized a non-cash charge in connection with marking the warrant to fair value for the period prior to exercise.

(4)	Net income for the periods presented reflect effective tax rates, which may not be representative of our long-term expected effective tax rates in light of the tax holidays and exemptions enjoyed by certain of our PRC subsidiaries and our consolidated affiliated entities. See Item 5.A, “Operating and Financial Review and Prospects — Operating Results — Taxation”.

(5)	Does not include call generated under our marketing services arrangements (first introduced in 2006) that are primarily marketing in nature and result in limited direct sales revenues, such as our arrangement with China Unicom.

Exchange Rate Information

Our business is primarily conducted in China and all of our net revenues and expenses are denominated in Renminbi. However, periodic reports made to shareholders are expressed in U.S. dollars using the then current exchange rates. This annual report contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. The conversion of Renminbi into U.S. dollars in this annual report is based on the noon buying rate in the City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB7.2946 to US$1.00 in effect as of December 31, 2007. The noon buying rate as of May 29, 2008 was RMB6.9377 to $1.00. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The Chinese government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

The following table sets forth information concerning exchange rates between Renminbi and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you. The source of these rates is the Federal Reserve Bank of New York.

Period	Noon Buying Rate
	Period-End	Average(1)	Low	High
2002	8.2800	8.2770	8.2800	8.2700
2003	8.2767	8.2772	8.2800	8.2765
2004	8.2765	8.2768	8.2774	8.2764
2005	8.0702	8.1940	8.2765	8.2702
2006	7.8041	7.9723	8.0702	7.8041
2007	7.2946	7.5806	7.8127	7.2946
2008
January	7.1818	7.2405	7.2946	7.1818
February	7.1115	7.1644	7.1973	7.1100
March	7.0120	7.0707	7.1110	7.0105
April	6.9870	6.9997	7.0185	6.9845
May (through May 29)	6.9377	6.9741	7.0000	6.9377

Source:	Federal Reserve Bank of New York

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

B.    Capitalization and Indebtedness

Not applicable.

C.    Reasons for the Offer and Use of Proceeds

Not applicable.

D.    Risk Factors

Risks Relating to Our Business

Our limited operating history and the early stage of development of our industry makes it difficult to evaluate our business and future prospects.

We commenced operations in 1998 and began selling our products and services through our integrated multiple sales platforms on a larger scale in 2000. Our business model continues to evolve in conjunction with the evolution of China’s TV direct sales industry (including the TV home shopping industry). For example, in 2006, we began selling and marketing on our TV direct sales platform pursuant to joint sales and marketing services arrangements certain third-party branded products and services, which, to date, we have sold through our nationwide distribution network only in limited quantities. Accordingly, our current business has a limited operating history from which you can evaluate our viability and sustainability. In addition, we have experienced significant growth and profitability in recent periods. From 2005 to 2007, our net revenues and gross profit grew at compound annual growth rates, or CAGRs, of 24.04% and 17.48%, respectively, which rates may not be sustained. Moreover, the TV direct sales industry in China is still in the early stage of development and the competitive landscape and range of products and services being offered continue to evolve rapidly. You should consider our future prospects in light of risks and uncertainties experienced by early stage companies in evolving industries in China, including an evolving regulatory environment and emerging consumer preferences. These circumstances may make it difficult for you to evaluate our business and future prospects.

Our operating results fluctuate from period to period, making them difficult to predict. Our operating results for a particular period could fall below our expectations or the expectations of investors or any market analyst that may issue reports or analyses regarding our ADSs, resulting in a decrease in the price of our ADSs.

Product and service-related factors:

Our operating results are highly dependent upon, and will fluctuate, based on the following product and service-related factors:

•

the mix of TV direct sales programs, including the portion thereof dedicated to products and services marketed by us pursuant to joint sales and marketing services arrangements, and brand promotion advertising;

•	the mix of products and services selected by us for marketing through our TV direct sales programs and our nationwide distribution network and their average selling prices;

•	the portion of any subscription or service revenue deferred or recognized in any period;

•	new product or service introductions by us or our competitors;

•

the availability of competing products and services and possible reductions in the sales price of our products and services over time in response to competitive offerings or in anticipation of our introduction of new or upgraded offerings;

•

seasonality with respect to certain of our products, such as our electronic learning devices, for which sales are typically higher around the first and third quarters corresponding with the end and beginning of school semesters in China;

•	a product’s connection to a one-time event, such as our Olympic collectible products, for which sales may decrease significantly following the 2008 Olympic Games;

•

the cycles of our products and services featured in our TV direct sales programs, with such sales typically growing rapidly over the initial promotional period and then declining over time, sometimes precipitously in a short period of time;

•	discounts offered to our distributors as part of incentive plans to stimulate sales;

•	the success of our distributors in promoting and selling our products locally; and

•	the potential negative impact distributor sales may have on our own direct sales efforts.

Other factors:

In addition, factors not directly relating to our products and services which could cause our operating results to fluctuate in a particular period or in comparison to a prior period include:

•	any requirement to suspend or terminate a particular TV direct sales program, including in response to regulatory actions;

•	negative publicity about our products and services;

•	the amount and timing of operating expenses incurred by us, including inventory-related losses, bad debt expense, product returns and options grants to our employees;

•	gains and losses related to our investments in marketable securities; and

•	the level of advertising and other promotional efforts by us and our competitors in a particular period.

Due to these and other factors, our operating results will vary from period to period, will be difficult to predict for any given period, may be adversely affected from period to period and may not be indicative of our future performance. If our operating results for any period fall below our expectations or the expectations of investors or any market analyst that may issue reports or analyses regarding our ADSs, the price of our ADSs is likely to decrease.

Our best-selling featured product lines account for, and are expected to continue to account for, the substantial majority of our sales. Featured products sales may decline, these products may have limited product lifecycles, and we may fail to introduce new products and services to offset declines in sales of our featured products.

Our five best-selling featured products or product lines accounted for approximately 72.1% and 79.1% of our gross revenues in 2006 and 2007, respectively. In 2007, our cell phone products line was our best selling product, and accounted for approximately 40.1% of revenues in that year. Sales of our electronic learning device product line, which has consistently been one of our five best-selling products and had been the best-selling product prior to 2007, accounted for approximately 31.7% and 19.1% of our gross revenues in 2006 and 2007, respectively. The composition of our five best-selling featured products has varied from year to year. We expect that a small number of our featured product lines will continue to account for a substantial majority of our sales.

Only approximately 9.1% of our TV direct sales customers purchased products or services through our direct sales platform more than once in 2007. Our featured products may fail to maintain or achieve sufficient consumer market popularity and sales may decline due to, among other factors, the introduction of competing products, entry of new competitors, customer dissatisfaction with the value or quality offered by our products, negative publicity or market saturation (particularly in the area of cell phones). Consequently, our future sales success depends on our ability to successfully identify, develop, introduce and distribute in a timely and cost-effective manner new and appealing products and services, including new and upgraded products and services.

Our product and service sales for a given period will depend upon, among other things, a positive customer response to our TV direct sales programs, our effective management of product inventory and the stage of our products’ lifecycles during the period. Customer response to our TV direct sales programs depends on many variables, including the appeal of the products and services being marketed, the effectiveness of the TV direct sales programs, the viability of competing products and services and the timing and frequency of airtime. Our new products and services may not receive market acceptance. In addition, from time to time, we experience delays in the supply of our products to customers due to production delays or shortages or inadequate inventory management, and we lose potential product sales as a result. Furthermore, during a product’s lifecycle, problems may arise regarding regulatory, intellectual property, product liability or other issues which may affect the continued viability of the product for sale.

Although we have previously offset declining sales of a featured product line through increased sales of a new or expanded featured product line, we may be unable to do so in the future. For example, in 2007, we recorded overall net revenue growth of 33.4% mainly due to the strong growth in our sale of cell phones through our direct sales platform, while sales of our electronic learning devices, which has been our featured product since 2003, declined 12.6% in 2007 compared to 2006 as a percentage of net revenue. If we fail to identify and introduce additional successful products and services, including those to replace existing featured products suffering from declining sales or approaching the end of their product lifecycle, our gross revenues may not grow or may decline and our market share and value of our brand may be materially and adversely affected.

Our business depends significantly on the strength of our product and service brands and corporate reputation; our failure to develop, maintain and enhance our product and service brands and corporate reputation may materially and adversely affect the level of market recognition of, and trust in, our products and services.

In China’s fragmented, developing and increasingly competitive consumer market, product and service brands and corporate reputation have become critical to the success of our new products and services and the continued popularity of our existing products and services. Our ability to develop, maintain and enhance a given product or service’s brand image and recognition depends largely on our ability to remain a leader in the TV direct sales market industry in China. Our brand promotion efforts, particularly our brand promotion activities, may be expensive and may fail to either effectively promote our product and service brands or generate additional sales.

Our product and service brands, corporate reputation and product sales could be harmed if, for example:

•

our advertisements, including our TV direct sales programs, or the advertisements of the owners of the third-party brands that we market or those of our distributors, are deemed to be misleading or inaccurate;

•	our products or services fail to meet customer expectations;

•	we provide poor or ineffective customer service;

•	our products or services contain defects or fail;

•	consumers confuse our products with inferior or counterfeit products;

•	consumers confuse our TV direct sales programs with those of our competitors, some of which may promote inferior products, be misleading or inaccurate, or be of poor production quality; or

•	consumers find our outbound calls intrusive or annoying.

For example, in July 2006, several articles appeared in the Chinese media that, among other things, questioned the pricing and quality of our products, in particular targeting our electronic learning devices. The negative media coverage led to a decline in sales volume and revenue for this product and several of our other products. In September 2007, an article published in the Chinese media reported that the State Administration for Industry and Commerce, Shanghai Branch, had determined that the advertisements for our stock tracking software were considered false advertising. This negative publicity materially affected the sales of this product in the fourth quarter of 2007. Any failure to maintain and enhance our product or service brands or our corporate reputation, in response to negative publicity or the other matters described above, may materially and adversely affect the market recognition of, and trust in, our products and services and the levels of sales and product returns and thus significantly harm our operating results.

Our business depends on our access to TV media time to market our products and services in China. We do not generally have long-term contracts to purchase TV media time, and any regulatory or other disruption of our access to desired TV time slots could negatively impact the effectiveness of our TV direct sales platform.

Our business is dependent on having access to media time to televise our TV direct sales programs. Substantially all our direct sales, which accounted for 45.1%, 54.7% and 70.3% of our total net revenues in 2005, 2006 and 2007, respectively, are generated through our TV direct sales platform. In addition, our nationwide distribution network is significantly dependent on our TV direct sales platform. Our distributors generally seek to distribute products and services that were or continue to be sold successfully through our TV direct sales programs.

Under PRC regulations, airtime used to broadcast retail sales programs is generally considered advertising time. PRC regulations restrict the overall daily TV advertising time and the amount of TV advertising time during certain time periods. The Temporary Regulation on Advertising on Television or Radio issued by the State Administration of Radio, Film and Television, or SARFT, on September 15, 2003 and effective as of January 1, 2005 requires that the total airtime allocated to advertising on TV not exceed twenty percent of the total broadcasting hours on a daily basis and not exceed fifteen percent of the broadcasting hours between 19:00 and 21:00. Violation of these time restrictions may result in a warning, an order to correct the violation, a fine of up to RMB20,000, the suspension of broadcasting relevant to advertising, the suspension of the operation of the TV channel where the relevant advertising is broadcast, or even the withdrawal of the TV station’s operating license.

Our TV direct sales programs, which are typically five to ten minutes in length, are in most cases treated by TV stations as advertising for purposes of complying with these PRC regulations. Accordingly, adverse or unanticipated regulatory changes, including any change that limits the amount of time available for TV advertising generally or its availability to us, could significantly harm our business or limit our ability to operate. Consistent with industry practice in China, our TV advertising purchase contracts are typically negotiated annually. We purchase TV advertising time directly from TV stations or TV advertising agencies that have exclusive rights to sell certain time slots for certain TV channels. Competition for attractive TV advertising time and for channels in China is intense, in part, due to the daily restrictions discussed above. Competitors for advertising time include other TV-based retail companies and companies seeking to advertise their own products and services. In addition, certain TV channels have in the past allocated, and might choose in the future to allocate, fewer time slots for TV direct sales programs. As our existing contracts expire, we may be unable to purchase or renew desired advertising time slots on desirable TV channels or at favorable price levels, if at all. Any significant decreases in our access to media time, including as result of any failure to renew or extend our existing contracts with TV stations or their advertising agencies, could negatively impact the effectiveness of our TV direct sales platform.

Our advertising commitments represent our largest operating expenditure. However, our advertising commitments may not generate higher net revenues, thereby negatively impacting our overall profitability.

Our TV advertising time purchase contracts typically require us to make full advance payment before broadcasting our TV direct sales programs. As of December 31, 2007, we had signed contracts to purchase $68.8 million of TV advertising time for direct sales programs for 2008. Accordingly, if we fail to manage our media time efficiently or effectively, such that our TV advertising efforts fail to generate sufficient return or profit potential, our results of operations and business performance may be materially and adversely affected. Also, we may be unable to use all our purchased time due to factors out of our control, such as preemption of our time by special programming events and programming overruns by our TV stations. In 2007, approximately 1.5% of our purchased TV advertising time was preempted by these TV stations. Although these TV stations reimburse us or provide us alternative advertising time slots in the event of preemption, this might not fully compensate us for loss of our desired time slots.

The purchase of TV advertising time is our largest operating expenditure. A significant increase in the cost of media time could negatively impact our overall profitability.

Our joint sales and marketing services arrangements constitute an increasingly important part of our business, and the termination of any of them could materially and adversely affect our business, results of operations, financial condition and prospects.

Our joint sales arrangements generate direct sales revenues and additional payment streams through the sale of products or services of our joint sales partners and the additional payments we receive from our joint sales partners based on sales of featured products or services through their own distribution channels, which reduce our cost of direct sales revenues. Under some joint services arrangements, our joint sales partners also share a portion of our advertising costs. Our marketing services arrangements generate marketing services revenues. We expect that these arrangements will constitute an increasingly important part of our business in the future. We do not typically maintain contracts for over one-year with any of the parties with whom we have arrangements, and our ability to maintain and manage relationships with each of them is subject to various uncertainties, some of which are not within our control. Third parties with whom we engage in joint sales and marketing services activities may decide to produce their own TV direct sales programs, or may decide to rely on the services of our competitors. If any of our joint sales or marketing services arrangements terminates, our business, results of operations, financial condition and prospects could be materially and adversely affected.

We rely on our nationwide distribution network for a significant portion of our revenues. Failure to maintain good distributor relations could materially disrupt our distribution business and harm our net revenues.

Our business is significantly dependent on the performance of our distributors. In 2005, 2006 and 2007, 54.9%, 45.3% and 29.7%, respectively, of our net revenues were generated through our approximately 80 distributors. Our largest distributor accounted for approximately 3.2%, 5.7% and 5.7% of our gross revenues in 2005, 2006 and 2007. We do not maintain long-term contracts with our distributors. Maintaining relationships with existing distributors and replacing any distributor may be difficult or time consuming. Our failure to maintain good relationships with our distributors could materially disrupt our distribution business and harm our net revenues.

We may be unable to effectively manage our nationwide distribution network. Any failure by our distributors to operate in compliance with our distribution agreements and applicable law may result in liability to us, may interrupt the effective operation of our distribution network, may harm our brands and our corporate image and may result in decreased sales.

We have limited ability to manage the activities of our distributors, who are independent from us. In addition, our distributors or the retail outlets to which they sell our products and services may violate our distribution agreements with them or the sales agreements between our distributors and the retail outlets. Such violations may include, among other things:

•	failure to meet minimum sales targets for our products and services or minimum price levels for our products and services in accordance with relevant agreements;

•

failure to properly promote our products and services through local marketing media, including local TV and print media, violation of our media content requirements, or failure to meet minimum required media spending levels;

•

selling products and services that compete with our products and services, including product or service imitations, or selling our products and services outside their designated territory, possibly in violation of the exclusive distribution rights of other distributors;

•	providing poor customer service; or

•	violating PRC law in the marketing and sale of our products and services, including PRC restrictions on advertising content or product and service claims.

In particular, we have discovered that some of the retail outlets to which our distributors sell our products and services are selling imitation products that compete with our products, such as our Babaka branded posture correction product. Although we continue to rigorously monitor this situation and require our distributors to abide by their contractual obligation to eliminate any such violation by the retail outlets, we may be unable to police or stop violations such as selling of imitation products or services by retail outlets.

If we determine to fine, suspend or terminate our distributors for acting in violation of our distribution agreements, or if the distributors fail to address material violations committed by any of their retail outlets, our ability to effectively sell our products and services in any given territory could be negatively impacted. In addition, these and similar actions could negatively affect our brands and our corporate image, possibly resulting in loss of customers and a decline in sales.

Some of our distributors may compete with us in certain TV direct sales markets, possibly negatively affecting our direct sales in those markets.

Several of our current distributors market and sell some of our and others’ products and services through their own TV direct sales platforms and call centers. Three of these distributors were among our five best-performing distributors in 2005 and two were among our five best-performing distributors in 2006 and 2007, with aggregate revenue contribution constituting approximately 9.1%, 4.3% and 2.7% of our gross revenues in 2005, 2006 and 2007, respectively. Each of these distributors is a party to our standard distribution arrangement and each operated its own TV direct sales platform prior to becoming our distributor. These distributors continue to operate their own TV direct sales platforms. In addition, some of our other distributors use edited versions of our TV direct sales programs to market our products on local TV stations and conduct TV direct sales activities through their own call-in numbers. These distributors’ TV direct sales efforts may compete with and negatively affect our own TV direct sales in their respective territories.

Certain of our distributors are beneficially owned by our employees and executive officers. It may be difficult for us to effectively evaluate the performance of these distributors or to replace any of them if they are non-performing, underperforming or non-compliant with our distribution agreements.

We have approximately 80 distributors constituting our nationwide distribution network that distribute our products and services across China. Some of our distributors are owned in part, or in some cases in whole, by certain of our employees or their family members. In particular, seven of these individuals became our employees as a result of our acquisition of the remaining 49% interest of Shanghai HJX Digital Technology Co., Ltd., or Shanghai HJX, in July 2005. In 2005, 2006 and 2007, the aggregate sales generated by distributors owned in whole or in part by our employees accounted for approximately 33.3%, 26.9% and 25.4% of our distribution gross revenues or 18.3%, 12.2% and 7.5% of our total gross revenues, respectively. In 2005, two of these distributors were, in 2006 one of these distributors was, and 2007, two of these distributors were, among our five best-performing distributors. These employees, none of whom are executive officers, are currently responsible for various functions or operations relating to our nationwide distribution business. In addition, one distributor in 2005, 2006, and 2007, which accounted for less than 2% of our distribution gross revenues in these years, was wholly owned by a family member of our chief executive officer. We entered into the distribution agreements with these related distributors on an arm’s-length basis and the terms in the distribution agreements with these distributors are the same as those with our independent distributors. However, these economic interests held by our shareholders, executive officers and employees in our distributors may make it difficult for us to effectively evaluate the performance of such distributors or fine, suspend or terminate a non-performing, under-performing or non-compliant distributor without harming our relationship with those shareholders, executive officers and employees.

Our failure to adequately manage our growth and expansion could negatively impact our ability to effectively operate our business, accurately report our financial results as a public company and attract and train our employees and management, which could hamper our business strategy and result in deterioration in our operating results.

Our operations have grown rapidly, particularly in recent years. We grew from 128 employees in 2000, to 1,778 employees as of December 31, 2007. In particular, in July 2005 we added approximately 240 employees following our acquisition of the 49% minority interest of our previously majority-owned subsidiary, Shanghai HJX. This subsidiary was responsible for manufacturing and marketing our electronic learning devices product line. Our recent growth has resulted, and future growth could continue to result, in substantial demands being placed on our operational and administrative systems, our financial and management controls and resources, our management and our employee training capabilities. Any failure in these areas could significantly harm our ability to effectively operate our business, accurately report our financial results as a public company and attract and train our employees and management, which could hamper our business strategy and result in deterioration in our operating results.

We depend on our senior management team, key personnel and skilled and experienced employees in all aspects of our business, and our business and operations may be severely disrupted and our performance negatively affected if we lose their services.

Our future success significantly depends upon the continuing service of our senior management team, including James Yujun Hu, our CEO, Don Dongjie Yang, our president, Guoying Du, our vice president responsible for managing our nationwide distribution network, Ella Man Lin, our vice president responsible for product development and supplier and human resources management, David Chenghong He, our vice president responsible for management of our financial, logistics and payment systems, Kevin Guohui Hu, our vice president responsible for media purchasing, planning and management and Gordon Xiaogang Wang, our vice president and our chief financial officer. If one or more members of our senior management team or other key employees are unable or unwilling to continue in their present position, we may not be able to replace them easily or at all, our business could be severely disrupted, and our financial condition and results of operations could be materially and adversely affected. We do not maintain key-man life insurance for any of our senior management.

To maintain our competitive position and expand our operations, we must attract, train and retain skilled and experienced employees in numerous areas, including product development, media procurement and call center operations. The monthly average turnover rate for our call centers ranged from 2.6% to 9.7% in 2005, 3.3% to 7.6% in 2006, and 1.3% to 7.8% in 2007, reflecting both voluntary terminations and termination of employees failing to meet our performance standards. Any inability to attract and retain a significant number of skilled and experienced employees in our call centers or other critical areas could seriously disrupt our business and operations and negatively affect our financial performance.

In fulfilling sales through our direct sales platforms, we face customer acceptance, delivery, payment and collection risks that could adversely impact our direct sales net revenues and overall operating results. We are in particular dependent on China Express Mail Service Corporation, or EMS, to make our product deliveries and from time to time we have been required to write off certain accounts receivable from EMS.

We rely significantly on EMS, the largest national express mail service operated by the China Post Office, and to a lesser extent, local delivery companies, to deliver products sold through our direct sales platforms. EMS and local delivery companies made deliveries of products representing 59.4% and 37.7% of our direct sales gross revenues in 2005, 62.9% and 34.1% of our direct sales gross revenues in 2006, and 76.1% and 19.1% of our direct sales gross revenues in 2007, respectively. Although we have started offering credit card payment options for selected card holders, almost all of the products that we sell through our direct sales platforms are delivered and paid for by customers on a cash on delivery, or COD, basis. We rely on EMS and local delivery companies to remit customer payment collections to us. Of the total attempted product deliveries by EMS and local delivery companies on a COD basis, approximately 81%, 77% and 75% were successful in 2005, 2006 and 2007, respectively. Reasons for delivery failure primarily include customer refusal to accept a product upon delivery or failure to successfully locate the delivery address. Although we continue to explore alternative payment methods and expand our credit card payment options, we expect to continue to be dependent on COD customer payments for the foreseeable future.

EMS typically requires 50 days to remit to us the COD payments received from our customers. Of our total accounts receivable balance as of December 31, 2005, 2006 and 2007, $5.9 million or 67.3%, $7.8 million or 66.3%, and $8.3 million or 35.9%, respectively, was due from EMS. In addition, from time to time, we have been required to write off certain EMS accounts receivable due to a difference between EMS’s collections according to our records and cash amounts actually received by EMS according to their records. The total amount of EMS-related accounts receivable written off in 2006 and 2007 was approximately $0.3 million in each year. We may be required to write off similar or higher amounts in the future. We do not maintain a long-term contract with EMS. Failure or inability to renew our contract with EMS could disrupt our business and operations and negatively affect our financial performance.

We expect competition in China’s consumer market to intensify. If we do not compete successfully against new and existing competitors, we may lose our market share, and our profitability may be adversely affected.

Competition from current or future competitors could cause our products and services to lose market acceptance or require us to significantly reduce our prices or increase our promotional activities to maintain and attract customers. Many of our current or future competitors may have longer operating histories, better brand recognition and consumer trust, strong media management capabilities, better media and supplier relationships, a larger technical staff and sales force and/or greater financial, technical or marketing resources than we do. Because of our integrated vertical business model, we face competition from the following companies operating in our value chain:

•	Other TV direct sales companies operating in China with generally similar business models to ours, including Pacific Media, China SevenStar and Smile TV (Chi Ma Ao);

•

TV home shopping companies that operate across China or in large parts of China such as CCTV Home Shopping and Hunan TV Happigo, and companies that operate on multiple channels in multiple provinces, such as Oriental CJ Home Shopping, U-you Home Shopping and TVSN;

•

Numerous domestic and international sellers of consumer branded products that sell their products in China. For example, our Ozing electronic learning devices compete with electronic learning devices under BBK, e100, Noah and other brands, and our cell phone products compete with similar products sold by local and international cell phone manufacturers;

•

Traditional retailers and distributors, as well as direct marketers such as Avon, operating in China which currently or in the future may offer competing products or services, including products or services under their own brand, or may otherwise offer or seek to offer small and medium manufacturers and suppliers distribution capabilities throughout China; and

•	Other Internet and e-commerce companies in China that offer consumer products online via an Internet platform, including eBay’s China site, Alibaba’s Tao Bao, and Dang Dang.

In addition, large multi-national home shopping companies such as QVC may enter the China market directly or indirectly. Entry by these players becomes more likely if existing PRC restrictions on content, number of advertising hours per day and foreign ownership of TV stations are relaxed.

We also compete with companies that make imitations of our products at substantially lower prices, such as our oxygen generating products, that may be sold in department stores, pharmacies and general merchandise stores.

We may be unable to successfully compete against new or existing direct or indirect competitors which could cause us to lose our market share and adversely affect our profitability.

We may not realize the anticipated benefits of our potential future joint ventures, acquisitions or investments or be able to integrate any acquired employees, businesses, products or services, which in turn may negatively affect their performance and respective contributions to our results of operations.

As a means of acquiring managerial expertise and additional complementary distribution network infrastructure, since 2003, we have entered into eight joint ventures with other entities for our products and services, including our electronic learning device product line. In connection with these ventures, we also acquired services of certain management personnel, including Guoying Du, one of our executive officers who is currently in charge of our nationwide distribution network. In these arrangements, we have typically received at least majority control and exclusive rights to distribute a product through the joint ventures in exchange for our agreement to market and sell the product through our multiple sales platforms, a minority equity stake and cash consideration. In the case of the joint venture responsible for the manufacturing and sale of our electronic learning devices (initially majority-owned), we were able to acquire all the remaining minority interest in July 2005. We may continue to enter into similar joint ventures or make other acquisitions or investments to, among other things, acquire managerial expertise or additional complementary distribution network infrastructure or to secure exclusive product distribution rights for the products to be sold through our multiple sales platforms. Risks related to our existing and future joint ventures, acquisitions and investments include, as applicable:

•

our ability to enter into, exit or acquire additional interests in our joint ventures or other acquisitions or investments may be restricted by or subject to various approvals under PRC law or may not otherwise be possible, may result in a possible dilutive issuance of our securities or may require us to secure financing to fund those activities;

•	we may disagree with our joint venture partner(s) or other investors on how the venture or invested business should be managed and/or operated;

•

to the degree we wish to do so, we may be unable to integrate and retain acquired employees or management personnel; incorporate acquired products, services or capabilities into our business; integrate and support pre-existing manufacturing or distribution arrangements; consolidate duplicate facilities and functions; or combine aspects of our accounting processes, order processing and support functions; and

•	the joint venture or investment could suffer losses and we could lose our total investment, which would have a negative effect on our operating results.

Any of these events could distract our management’s attention and result in our not obtaining the anticipated benefits of our joint ventures, acquisitions or investments and, in turn, negatively affect the performance of such joint ventures, acquisitions and investments and their respective contributions to our results of operations.

Interruption or failure of our telephone system and management information systems could impair our ability to effectively sell and deliver our products and services or result in a loss or corruption of data, which could damage our reputation and negatively impact our results of operations.

45.1%, 54.7% and 70.3% of our total net revenues in 2005, 2006 and 2007, respectively, were generated through our direct sales platforms, with orders processed by our call centers. Our call centers rely heavily on our telephone and management information systems, or MIS, to receive customer calls at our call centers, process customer purchases, arrange product delivery and assess the effectiveness of advertising placements and consumer acceptance of our products and services, among other things. As our business evolves and our MIS requirements change, we may need to modify, upgrade and replace our systems. We work closely with third-party vendors to provide telephone and MIS tailored to our specific needs. We are and will continue to be substantially reliant on these third-party vendors for the provision of maintenance, modifications, upgrades and replacements to our systems. If these third-party vendors can no longer provide these services, it may be difficult, time consuming and costly to replace them. Any such modification, upgrading or replacement of our systems may be costly and could create disturbances or interruptions to our operations. Similarly, undetected errors or inadequacies in our telephone and MIS may be difficult or expensive to timely correct and could result in substantial service interruptions.

From time to time, our computer systems experience short periods of power outage. Any telephone or MIS failure (including as a result of natural disaster or power outage), particularly during peak or critical periods, could inhibit our ability to receive calls and complete orders or evaluate the effectiveness of our promotions or consumer acceptance of our products and services or otherwise operate our business. These events could, in turn, impair our ability to effectively sell and deliver our products and services or the loss or corruption of customer, supplier and distributor data, which could damage our reputation and negatively impact our results of operations.

We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our product brand, reputation and competitive position. In addition, we may have to enforce our intellectual property rights through litigation. Such litigation may result in substantial costs and diversion of resources and management attention.

We rely on a combination of patent, copyright, trademark and unfair competition laws, as well as nondisclosure agreements and other methods to protect our intellectual property rights. In particular, we rely on the trademark law in China to protect our product brands. We currently maintain approximately 42 trademark registrations in China. The legal regime in China for the protection of intellectual property rights is still at a relatively early stage of development. Despite many laws and regulations promulgated and other efforts made by China over the years to enhance its regulation and protection of intellectual property rights, private parties may not enjoy intellectual property rights in China to the same extent as they would in many western countries, including the United States, and enforcement of such laws and regulations in China has not achieved the levels reached in those countries. Although the PRC State Council approved the State Outlines on the Protection of Intellectual Property on April 9, 2008 in an effort to protect intellectual property, the steps we have taken may still be inadequate to prevent the misappropriation of our intellectual property. Separately, we are in the process of applying for registration or transfer of approximately 177 trademarks in China, including trademarks for two of our best-selling product lines in 2007. We may be unable to enforce our proprietary rights in connection with these trademarks before such registrations or transfers are approved by the relevant authorities and it is possible that such registrations or transfers may not be approved at all. In addition, manufacturers or suppliers in China may imitate our products, copy our various brands and infringe our intellectual property rights. We have recently discovered unauthorized products in the marketplace that are counterfeit reproductions of our products sold by the retailers within our nationwide distribution network and by third parties in retail stores and on websites. The counterfeit products that we found include our Babaka posture correction products, one of our five best-selling products in 2007, our oxygen generating devices and our engine lubricant products.

It is difficult and expensive to police and enforce against infringement of intellectual property rights in China. Imitation or counterfeiting of our products or other infringement of our intellectual property rights, including our trademarks, could diminish the value of our various brands, harm our reputation and competitive position or otherwise adversely affect our net revenues. We may have to enforce our intellectual property rights through litigation. Such litigation may result in substantial costs and diversion of resources and management attention.

We have in the past been, currently are, and in the future may again be, subject to intellectual property rights infringement claims by third parties, which could be time-consuming and costly to defend or litigate, divert our attention and resources, or require us to enter into licensing agreements. These licenses may not be available on commercially reasonable terms, or at all.

We have in the past been, currently are, and in the future may again be, the subject of claims for infringement, invalidity, or indemnification relating to other parties’ proprietary rights. For example, in June 2007, NavInfo Co., Ltd., or NavInfo, filed a suit in the People’s Court of Haidian District against Shanghai HJX, Beijing Acorn and Shenzhen Careland Information System Co., Ltd., or Careland, alleging that the digital maps incorporated in our GPS products and provided by Careland infringed on NavInfo’s copyrighted digital map, and asserted damages of RMB2.5 million. On the same day NavInfo filed a suit in the same court against Careland, Shanghai Network and Beijing Acorn on a similar matter and asserted damages of RMB2.5 million. The court ruled in favor of NavInfo in the suits and awarded NavInfo total compensation of RMB1,000,000. Shanghai HJX,

Beijing Acorn, Shanghai Network and Careland have appealed the court’s decisions and the appeals are currently pending. On December 25, 2007, NavInfo filed another suit in the same court against Shanghai HJX, Beijing Acorn and Careland on a similar matter and asserted damages of RMB2.5 million. This legal proceeding is currently pending. Careland has agreed to indemnify us for any losses we suffer in connection with the suits.

On October 26, 2007, Beijing Ren’ai Education Research Institute, or Beijing Ren’ai, filed a suit in Henan Puyang Intermediate People’s Court against Shanghai HJX and Henan Puyang Hualong Commercial Building Co., Ltd., or Hualong Building, alleging that the English programs we provide to the users of our electronic learning devices infringe upon the copyright of Beijing Ren’ai. Beijing Ren’ai claimed damages of RMB500,000. This legal proceeding is still pending. On November 5, 2007, Beijing Ren'ai filed an additional suit in Anhui Hefei Intermediate People's Court against Shanghai HJX, Hefei Huitong Science and Trade Co., Ltd. and Hefei Xinhua Bookstore Co., Ltd. Anhui Bookstore making a similar allegation claiming RMB500,000 in compensation. On May 4, 2008, the Anhui Hefei Intermediate People’s Court ruled that Shanghai HJX and Hefei Huitong Science and Trade Co., Ltd. should cease infringement of the copyright of Beijing Ren’ai and ordered Shanghai HJX to pay RMB20,000 in damages.

These claims, with or without merit, could be time-consuming and costly to defend or litigate, divert our attention and resources, or require us to enter into licensing agreements. Such licenses may not be available on commercially reasonable terms, or at all.

The re-institution or institution of litigation against us may have a negative effect on the business operations of our oxygen generating device and negatively affect our overall financial performance.

On April 19, 2006, Beijing Huashi Industrial Company brought a lawsuit against us in Beijing Xicheng District People’s Court, alleging that transfers of trademarks as well as fixed and moveable assets in connection with our acquisition of our oxygen generating devices business from its subsidiary in 2000 violated PRC laws that require a valuation and approval of transferred state-owned assets to be undertaken, and such transfers should, as a consequence, be voided. We were informed that the plaintiff had revoked its claim. However, it is still possible that the same or a similar lawsuit may be filed against us in the future. If this happens, our management’s attention may be distracted and the outcome of the litigation may have a negative effect on our oxygen generating device business operations and negatively affect our overall financial performance.

We have limited general business insurance coverage and we may be subject to losses that might not be covered by our existing insurance policies, which may result in our incurring substantial costs and the diversion of resources.

Insurance companies in China offer limited business insurance products and do not, to our knowledge, offer business liability insurance. While business interruption insurance is available to a limited extent in China, we have determined that the risks of disruption, cost of such insurance and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to subscribe for such insurance. As a result, except for all-risks insurance on finished goods inventory stored in our central warehouses, we do not have any business liability, disruption or litigation insurance coverage for our operations in China. Any business disruption or litigation may result in our incurring substantial costs and the diversion of resources.

We do not carry product liability insurance coverage, and our sale of our and other parties’ products could subject us to product liability claims and potential safety-related regulatory actions. These events could damage our brand and reputation and the marketability of the products that we sell, divert our management’s attention and result in lower net revenues and increased costs.

The manufacture and sale of our products, in particular, our posture correction and neck massager product lines in our health and wellness product category, and our sale of other parties’ products could each expose us to product liability claims for personal injuries. Also, if these products are deemed by the PRC authorities to fail to conform to product quality and personal safety requirements in China, we could be subject to PRC regulatory action. Violation of PRC product quality and safety requirements by our or others’ products sold by us may subject us to confiscation of the products, related earnings, penalties, an order to cease sales of the violating products or to cease operations pending rectification. If the offense is determined to be serious, our business license could be suspended and criminal liabilities could be imposed. We currently do not carry any product liability insurance coverage. Any product liability claim or governmental regulatory action could be costly and time-consuming to defend. If successful, product liability claims may require us to pay substantial damages. Also, a material design, manufacturing or quality failure in our and other parties’ products sold by us, other safety issues or heightened regulatory scrutiny could each warrant a product recall by us and result in increased product liability claims. Furthermore, customers may not use the products sold by us in accordance with our product usage instructions, possibly resulting in customer injury. All of these events could materially harm our brand and reputation and marketability of our products, divert our management’s attention and result in lower net revenues and increased costs.

Any disruption of our or our manufacturing service providers’ manufacturing operations could negatively affect the availability of our products and our net revenues derived therefrom.

We manufactured almost one third of the products we sell in terms of cost of revenues in 2007, with the balance provided by third-party suppliers and manufacturers in China. We purchase the materials we need to manufacture our products, including our electronic learning devices product line, from outside suppliers in China. In 2005, our largest supplier, which supplies LCD display screens for our electronic learning devices product line, accounted for approximately 36.9% of our total cost of revenues in 2005. Our largest supplier in 2006, which supplies PDA cell phones, accounted for approximately 14.9% of our total cost of revenues in 2006. Our largest supplier in 2007, which supplies Gionee branded cell phones, accounted for approximately 14.9% of our total cost of revenues in 2007. We typically purchase all production materials, including critical components such as flash memory, chipsets and LCD display screens for our electronic learning devices, on a purchase order basis and do not have long-term contracts with our suppliers.

If we fail to develop or maintain our relationships with our suppliers, we may be unable to manufacture our products, and we could be prevented from supplying our products to our customers in the required quantities. Problems of this kind could cause us to experience loss of market share and result in decreased net revenues. The failure of a supplier to supply materials and components that meet our quality, quantity and cost requirements in a timely manner could impair our ability to manufacture our products or increase our costs, particularly if we are unable to obtain these materials and components from alternative sources on a timely basis or on commercially reasonable terms.

For the products manufactured by us, among other risks, we may:

•	have too much or too little production capacity;

•	be unable to obtain raw materials on a timely basis or at commercially reasonable prices, which could adversely affect the pricing and availability of our products;

•	experience quality control problems;

•	accumulate obsolete inventory;

•	fail to timely meet demand for our products; and

•	experience delays in manufacturing operations due to understaffing during the peak seasons and holidays.

Currently, products manufactured and supplied by third parties for us primarily include our cell phones, consumer electronics products, cosmetics, collectibles and neck massager product. In 2007, we had two cell phone suppliers each accounting for more than 10% of our cost of revenues in these periods. We typically purchase these products on a purchase order basis and do not have long-term contracts with these suppliers. Some of our products are supplied by third-party manufacturers based on designs or technical requirements provided by us. These manufacturers may fail to produce products that conform to our requirements. In addition, for products manufactured or supplied by third-party manufacturers, we indirectly face many of the risks described above and other risks. For example, our third party manufacturers may not continue to supply products to us of the quality and/or in the quantities we require. It may also be difficult or expensive for us to replace a third-party manufacturer.

Our leases of land and manufacturing facilities in Beijing and Shanghai may not be in full compliance with PRC laws and regulations and we may be required to relocate our facilities, which may disrupt our manufacturing operations and result in decreased net revenues.

Our manufacturing facilities for our oxygen generating products are built on a plot of land we leased from Beijing Tongzhou District Lucheng Town Chadao Village for a term of 30 years. Our posture correction product line and engine lubricant products as well as one of our central warehouses are built on a plot of land leased from Shanghai Huamin Economic Development Co., Ltd. The Beijing and Shanghai lands are collectively owned land and are not technically permitted to be leased to others for non-agricultural purposes such as commercial enterprises like ours under relevant PRC laws. The PRC land authority also has the power to order the lessor to terminate the lease with us, to confiscate any illegal gains or order the payment of fines. If our lease is terminated, we would be required to relocate our facilities. Although we believe that the relocation cost, if any, would not be significant, such a relocation could disrupt our manufacturing operations and result in lower net revenues.

Our planned relocation of our headquarters may result in temporary disruptions of our operations or a diversion of our management’s attention and resources.

In the fourth quarter of 2007, we signed multiple office building purchase agreements as part of the planned relocation of our headquarters to a new, larger facility in order to accommodate our growing number of employees and expanding operations. The relocation is planned for the fourth quarter of 2008. The relocation may result in temporary disruptions of our operations and a diversion of our management’s attention and resources, all of which could have a material adverse effect on our financial condition and results of operations. We may also engage in future relocations of our employees or operations from time to time.

We may require additional capital, which may not be available on commercially reasonable terms, or at all. Capital raised through the sale or issuance of equity securities may result in dilution to our shareholders. Failure to obtain such additional capital could have an adverse impact on our business strategies and growth prospects.

We believe that our current cash and cash equivalents and cash flow from operations will be sufficient to meet our anticipated cash needs for the next 12 months. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments, joint ventures or acquisitions we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. Financing may be unavailable in amounts or on terms acceptable to us, or at all, which could have an adverse impact on our business strategies and growth prospects.

We may not be able to achieve and maintain an effective system of internal control over financial reporting, a failure which may prevent us from accurately reporting our financial results or detecting and preventing fraud.

We are subject to reporting obligations under the U.S. securities laws. Beginning with our annual report on Form 20-F for the fiscal year ending December 31, 2008, Section 404 of the Sarbanes-Oxley Act, or Section 404, requires us to prepare a management report on the effectiveness of our internal control over financial reporting. In addition, our independent registered public accounting firm must attest to the effectiveness of our internal control over financial reporting. Our management may conclude that our internal controls over our financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may still issue an adverse report on the effectiveness of our internal control over financial reporting or may issue a report that is qualified if it is not satisfied with our controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us.

Our reporting obligations as a public company will place a significant strain on our management, operational and financial resources and systems for the foreseeable future. Prior to our initial public offering, we were a young, private company with limited accounting personnel and other resources with which to address our internal controls and procedures. As a result, when our independent auditors audited our consolidated combined financial statements in connection with our initial public offering, they identified a number of control deficiencies in our internal control procedures which, in the judgment of our independent auditors, could adversely affect our ability to record, process, summarize and report financial data consistent with the assertions of our management in the financial statements. Specifically, the control deficiencies identified by our independent auditors consisted of: (i) an inadequate number of accounting personnel with knowledge of SEC and US GAAP reporting requirements; (ii) the lack of formal procedures relating to our procurement of supplies, including our procurement of computers and other office equipment; (iii) inadequate monitoring procedures relating to TV advertising time that we purchase from certain local TV channels; and (iv) inadequate internal control procedures relating to our investments in marketable securities. We have made improvement in these identified deficiencies, including hiring additional, more experienced accounting and legal personnel. We plan to remediate control deficiencies identified in time to meet the deadline imposed by the requirements of Section 404, but we may be unable to do so. We may identify additional control deficiencies as a result of the assessment process we will undertake in compliance with Section 404. If we fail to timely achieve and maintain the adequacy of our internal controls, we may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level.

Moreover, effective internal control over financial reporting is necessary for us to produce reliable financial reports and is important to help detect and prevent fraud. As a result, our failure to achieve and maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading price of our ADSs.

Risks Related to Our Industry

Our businesses and growth prospects are dependent upon the expected growth in China’s consumer retail markets, including, in particular, the TV direct sales market. Any future slowdown or decline in China’s consumer retail markets, including the TV direct sales market, could adversely affect our business, financial condition and results of operations.

All of our net revenues are generated by sales of consumer products and services in China. The success of our business depends on the continued growth of China’s consumer retail markets, particularly the TV direct sales market. The consumer retail markets in China are characterized by rapidly changing trends and continually evolving consumer preferences and purchasing patterns and power. China’s TV direct sales market is expected to grow in line with expected growth in consumer disposable income and the economy in China generally. Various parties have projected substantial future growth in the Chinese economy and Chinese retail consumer markets. Projected growth rates for the Chinese economy and China’s consumer retail markets, may not be realized. Any slowdown or decline in China’s consumer retail markets, including particularly China’s TV direct sales industry, would have a direct adverse impact on us and could adversely affect our business, financial condition and results of operations.

If infomercials and the products and services promoted on infomercials are not accepted by TV viewers in China, our ability to generate revenues and sustain profitability could be materially and adversely affected.

In 2005, 2006 and 2007, we derived 45.1%, 54.7% and 70.3%, respectively, of our total net revenues from our direct sales platforms. We expect that in the future a substantial portion of our future revenues and profits will continue to be dependent upon the receptivity of Chinese TV viewers to infomercials such as our TV direct sales programs and the products and services showcased therein. Many Chinese TV viewers are not accustomed to purchasing products or services directly from TV. As a result, TV viewers in China may be both more likely to mistrust infomercials as a commercial medium and less likely to purchase products or services from TV direct marketers such as us. If we are unable in the future to increase receptivity for our TV direct sales programs and the products and services showcased therein, our ability to generate revenue and sustain profitability could be materially and adversely affected.

Risks Related to the Regulation of Our Business

PRC regulations relating to our industry are evolving. Any adverse or unanticipated regulatory changes, particularly those regarding the regulation of our direct sales business, could significantly harm our business or limit our ability to operate.

We and our distributors are subject to various laws regulating our advertising, including the content of our TV direct sales programs, and any violation of these laws by us or our distributors could result in fines and penalties, harm our product or service brands and result in reduced net revenues.

PRC advertising laws and regulations require advertisers and advertising operators to ensure that the content of the advertising they prepare, publish or broadcast is fair and accurate, is not misleading and is in full compliance with applicable laws. Specifically, we, as an advertiser or advertising operator, and our distributors, as advertisers, are each required to independently review and verify the content of our respective advertising for content compliance before displaying the advertising through TV sales programs, print media, radio or Internet portals. Moreover, the PRC unfair competition law prohibits us and our distributors from conveying misleading, false or inaccurate information with respect to quality, function, use, or other features of products or services, through advertising. Violation of these laws or regulations may result in penalties, including fines, confiscation of advertising income, orders to cease dissemination of the advertising, orders to publish an advertisement correcting the misleading information and criminal liabilities. In circumstances involving serious violations, the PRC government may suspend or revoke a violator’s business license.

For advertising related to certain types of our products, such as those products constituting medical devices and health related products, we and our distributors must also file the advertising content with the provincial counterpart of the China’s State Administration for Food and Drug, or SAFD, or other competent authorities, and obtain required permits and approvals for the advertising content from the SAFD or other competent authorities, in each case, before publication or broadcasting of the advertising. We endeavor to comply, and encourage our distributors to comply, with such requirements. However, we and our distributors may fail to comply with these and other laws. For example, the SAFD issued a circular on October 31, 2005 announcing that advertising placed in several local newspapers by us and one of our distributors for our sleeping aid product and oxygen generating devices violated the relevant laws by including unapproved content. These violations relating to our sleeping aid product advertising were considered serious violations by China’s SAFD. The local SAFDs have ordered such advertising to be discontinued. Commencing on January 1, 2008, advertisings related to medical devices and health related foods are subject to the credit rating administration. The provincial counterpart of SAFD is responsible for collecting, recording, identifying and publishing the credit rating information of the advertiser. The credit rating of every advertiser will fall into good credit, dishonor credit or material dishonor credit and this rating is reviewed each year. An advertiser who receives a rating of dishonor credit or material dishonor credit may be ordered to improve its rating within a specified time limit and its business activities may be subject to special scrutiny if necessary. Therefore, any violations by us or our distributors relating to our sleeping aid product and oxygen generating devices may result in SAFD imposing on us or our distributors a dishonor credit or material dishonor credit rating. Our and our distributors’ past and future violations and a dishonor credit or material dishonor credit rating imposed upon us, if any, could seriously harm our corporate image, product or service brands and operating results.

Moreover, government actions and civil claims may be filed against us for misleading or inaccurate advertising, fraud, defamation, subversion, negligence, copyright or trademark infringement or other violations due to the nature and content of our TV direct sales programs or other advertising produced by us or our distributors. We have been fined by the relevant authorities for certain advertising that was considered misleading or false by the authorities, including our advertising for our electronic learning device products. Historically, such fines have not been significant and related investigations into our advertising practices did not consume significant amounts of our management resources. In some cases, we were required to accept product returns. Separately we sell a software program that tracks market performance of specified stocks listed on China’s domestic stock exchanges and provides technical analysis to aid investment decisions. Due to the nature of this program, consumers could allege that our packaging or TV direct sales programs and other direct sales advertising contain misleading or false recommendations or fail to adequately warn consumers of the risks related to their use of the software in tracking and subsequently trading securities. Damages, including potential trading losses, sought by consumers could be substantial. We may have to expend significant resources in the future in defending against such actions and these actions may damage our reputation, result in reduced net revenues, negatively affect our results of operations, and even result in our business licenses being suspended or revoked and in criminal liability for us and our officers and directors.

Governmental actions to regulate TV and radio-based direct sales programs of medical devices and diet and slimming products will adversely impact sales of our branded neck massager product line and some of our other products and may adversely impact our future overall operating results.

In July 2006, the State Administration of Radio, Film and Television, or SARFT, and the State Administration for Industry and Commerce, or SAIC, issued a circular temporarily prohibiting the broadcast of TV-and radio-based direct sales programs regarding pharmaceutical products, diet and slimming products, medical devices, breast enhancement products and height increasing products on and after August 1, 2006, pending adoption of new rules governing those direct sales activities. Consequently, until the new rules are adopted, we will be unable to broadcast TV-and radio-based direct sales programs for some of our products, primarily including our oxygen generating product and our branded neck massager product. These products were two of our ten best-selling products in terms of gross revenues in 2007. In 2007 distribution sales of our neck massager products decreased by 75.0% to $2.7 million from $10.8 million in 2006, largely due to a lack of TV direct sales program marketing support. Similarly, distribution sales of our oxygen generating product decreased by 13.8% to $5.0 million from $5.8 million in 2006. It is unclear when the new rules governing those direct sales activities will be issued. For at least the near-term, our direct and distribution sales of these restricted products will be adversely impacted. The overall impact on our future operating results depends on, among other things, our success in promoting the products covered by the circular through other media channels; the degree to which distribution sales of our restricted products are impacted by the ban on TV direct sales programs; our ability to offset these decreased sales with sales of non-restricted products and services using our committed TV advertising time and the related sales price and margins of those non-restricted products and services; and the nature of, and restrictions imposed by, the future rules when adopted.

If the PRC government deems that the sales of our stock-tracking software program constitute the provision of securities investment advisory services, our sales of that product may be discontinued.

In January 2006, we began full-scale marketing of our technical analysis software program for individual investors as one of our featured products. This software program can also track market performance of specified stocks listed on China’s domestic stock exchanges to aid individual investors in making investment decisions. In late May 2006, we received a written notice from the Shanghai branch of the China Securities Regulatory Commission, or the CSRC, demanding that we temporarily withdraw the media advertisement of this software program pending its investigation. The written notice also stated (i) that the CSRC branches in other cities have received complaints claiming that we, through direct TV marketing, were selling a software program that provides online trading recommendations and investment forecasts to investors, and (ii) that we may have violated PRC regulations because we do not have a license for provision of securities investment advisory services.

Securities regulations in China require entities that provide securities investment advisory services to the public to obtain a securities investment advisory business license from the CSRC. However, the definition of securities investment advisory services is subject to interpretation by the CSRC. We have no intention of providing securities investment advisory services and do not believe that our sale of this software program constitutes the provision of securities investment advisory services covered by the relevant regulations as our software program is designed to provide technical analysis. Nevertheless, we have been advised by our special PRC counsel that was engaged specifically to advise us regarding this matter that there is only a small likelihood that the CSRC Shanghai branch will deem our sale of software programs as the provision of securities investment advisory services. Beginning in May 2006, we discontinued most TV advertisements for this software program. As of the present date, we have not been informed of any fines or other penalties by the CSRC or its Shanghai branch.

If the CSRC Shanghai branch or the CSRC at any time in the future takes the view that we have been engaging in the business of providing securities investment advisory services, we may be required to discontinue selling the software program and the CSRC may confiscate all our revenues generated from the sale of such software program and impose a fine against us up to an amount equivalent to the revenues from these sales.

If the PRC government takes the view that we did not obtain the necessary approval for our acquisition of Shanghai Advertising, we could be subject to penalties.

On September 24, 2007, we acquired 100% of the legal ownership of Shanghai Advertising, which had been one of our affiliated entities, through Shanghai Acorn Enterprise Management Consulting Co., Ltd., or Acorn Consulting. At the time of our acquisition, the advertising industry was a restricted industry for foreign investment under the Guideline Catalogue of Foreign Investment Industries (2004 Revision). Strictly speaking, Acorn Consulting, as a domestic subsidiary of foreign invested enterprises, might have been required under PRC law to obtain the approval of the Ministry of Commerce, or MOFCOM, or its local counterpart to invest in restricted industries, such as the advertising industry. However, on October 31, 2007, the National Development and Reform Commission and MOFCOM jointly issued the Guideline Catalogue of Foreign Investment Industries (2007 Revision) which removed the advertising industry from the restricted list for foreign investment. The new guideline became effective as of December 1, 2007. As a permitted industry, approval of MOFCOM or its local counterpart is no longer required for a foreign invested enterprise or its domestic subsidiary to invest in advertising.

Based upon the published interpretation on the website of Shanghai Foreign Investment Commission, or SFIC, MOFCOM’s local counterpart in Shanghai, and oral advice we received from SFIC prior to the acquisition, we believe that it was not necessary for us to seek such approval at the time when we made the acquisition. However, because our acquisition occurred prior to, yet approaching, the removal of the advertising industry from the restricted list for foreign investment, and we did not receive the approval of SFIC, we may be deemed not in strict compliance with the then effective rules and could be subject to penalties. We were advised by SFIC in an anonymous consultation prior to the acquisition that this acquisition was a purely domestic acquisition without any foreign-related issues. Based on the advice of SFIC, Pudong Administration of Industry and Commerce in Shanghai accepted the registration of such acquisition and issued a new business license to Shanghai Advertising on September 24, 2007. In addition, our PRC legal counsel, King & Wood, has advised us that it is unlikely that we would be required by the PRC regulatory authorities, in particular SAIC and MOFCOM or their local counterparts, to seek such approval to make up for our deficiency, or that any penalties would be imposed upon us for failure to obtain such approval.

However, we cannot assure you that SAIC or MOFCOM will not take a different view from ours and we would not be subject to penalties that, if imposed, could have a material adverse effect on our business and results of operation.

If the PRC government takes the view that our acquisition of Shanghai Advertising does not comply with PRC governmental restrictions on foreign investment in advertising, we could be subject to severe penalties.

Direct investment by foreign investors in the advertising industry in China is subject to the Administrative Regulation on Foreign-Invested Advertising Enterprises jointly promulgated by MOFCOM and SAIC on March 2, 2004. Under this advertising regulation, foreign investors are required to have had at least three years experience in directly operating an advertising business outside of China before they may receive approval to own 100% of an advertising business in China. Foreign investors that do not have three years experience are permitted to invest in advertising businesses, provided that such foreign investors have at least two years of direct operations in the advertising business outside of China and that such foreign investors may not own 100% of advertising businesses in China. Furthermore, all foreign invested advertising companies must obtain approval from SAIC or MOFCOM or their local counterparts.

On September 24, 2007, we acquired 100% of the legal ownership of Shanghai Advertising, which had been one of our affiliated entities, through Acorn Consulting. Pudong Administration of Industry and Commerce in Shanghai did not require us to show that Acorn Consulting had the requisite years of operating experience in an advertising business outside of China either before or after it accepted the registration of the acquisition and issued a new business license to Shanghai Advertising. Furthermore, we have been advised by our PRC legal counsel, King & Wood, that, according to an anonymous consultation with SFIC, because our acquisition of Shanghai Advertising was completed through Acorn Consulting, a domestic subsidiary of foreign invested enterprises, the acquisition was not subject to the requirement that foreign investors have the requisite years of operating experience in an advertising business outside of China.

However, we cannot assure you that the PRC government will not take a different view from ours. If the PRC government determines that our acquisition of Shanghai Advertising violated the requirements on foreign investment or re-investment in advertising businesses in China, as neither Acorn Consulting nor its shareholders have the requisite years of experience in the advertising industry required of foreign investors, we could be subject to severe penalties including among others, the revocation of the business licenses of our related subsidiaries, discontinuance of our advertising operations, the imposition of conditions with which we or our PRC subsidiaries may be unable to comply, or the restructuring of Shanghai Advertising. The imposition of any of these penalties could result in a material adverse effect on our ability to do business.

If the PRC government takes the view that the agreements that establish the structure for operating our TV and other direct sales business in China does not comply with PRC governmental restrictions on foreign investment in these areas, we could be subject to severe penalties

Our direct sales business is regulated by MOFCOM and SAIC. Foreign investment in direct sales business is highly restricted and must be approved by MOFCOM. To address these restrictions, two affiliated Chinese entities, Shanghai Acorn Network Technology Development Co., Ltd., or Shanghai Network, and Beijing Acorn Trade Co., Ltd., or Beijing Acorn, hold the licenses required to operate our direct sales business. Until we obtain MOFCOM’s approval to operate our direct sales business, we must continue to rely on these affiliated entities to sell our products to the customers.

Our two affiliated Chinese entities are currently owned by two PRC citizens, Don Dongjie Yang, our president and one of our directors, and David Chenghong He, one of our executive officers. We have entered into contractual arrangements with these affiliated entities pursuant to which our wholly owned subsidiary, Acorn Information Technology (Shanghai) Co., Ltd., or Acorn Information, provides technical support and operation and management services to these affiliated entities. In addition, we have entered into agreements with these affiliated entities and Don Yang and David Chenghong He, as their shareholders, providing us substantial ability to control each of these affiliated entities. For detailed descriptions of these contractual arrangements, see Item 4.C, “Information on the Company — Organizational Structure”.

If we, Acorn Information, or any of our affiliated entities are found to be in violation of any existing or future PRC laws or regulations or fail to obtain or maintain any of the required licenses, permits or approvals, the relevant PRC regulatory authorities would have broad discretion in dealing with these violations, including, among others:

•	revoking the business and operating licenses of Acorn Information and our affiliated entities;

•	discontinuing or restricting the operations of Acorn Information and our affiliated entities;

•	imposing conditions or requirements with which we, Acorn Information or our affiliated entities may be unable to comply;

•	requiring us or Acorn Information or our affiliated entities to restructure the relevant ownership structure or operations; or

•	restricting or prohibiting our use of the proceeds of this offering to finance our business and operations in China.

The contractual arrangements with our two affiliated Chinese entities and their shareholders, Don Dongjie Yang and David Chenghong He, which relate to critical aspects of our operations, may not be as effective in providing operational control as direct ownership. In addition, these arrangements may be difficult and costly to enforce under PRC law.

We rely on contractual arrangements with our two affiliated entities in China, collectively owned 100% by Don Dongjie Yang, our president and one of our directors, and David Chenghong He, one of our executive officers, to operate our business. For a description of these contractual arrangements, see Item 4.C, “Information on the Company — Organizational Structure”. These contractual arrangements may not be as effective as direct ownership in providing us control over our affiliated entities. Direct ownership would allow us, for example, to directly exercise our rights as a shareholder to effect changes in the board of each affiliated entity, which, in turn, could effect changes, subject to any applicable fiduciary obligations, at the management level. However, under the current contractual arrangements, as a legal matter, if any affiliated entity or Don Dongjie Yang or David Chenghong He fails to perform its or his respective obligations under these contractual arrangements, we may have to incur substantial costs and expend significant resources to enforce those arrangements, and rely on legal remedies under PRC law. These remedies may include seeking specific performance or injunctive relief, and claiming damages, any of which may not be effective. For example, if either Don Dongjie Yang or David Chenghong He refuses to transfer his equity interest in any affiliated entity to us or our designee when we exercise the purchase option pursuant to these contractual arrangements, or if either Don Dongjie Yang or David Chenghong He otherwise acts in bad faith toward us, we may have to take legal action to compel him to fulfill his contractual obligations. In addition, as each of our two affiliated entities is jointly owned and effectively managed by Don Dongjie Yang and David Chenghong He, it may be difficult for us to change our corporate structure or to bring claims against any affiliated entity or Don Dongjie Yang or David Chenghong He if any of them fails to perform its or his obligations under the related contracts or does not cooperate with any such actions by us.

All of these contractual arrangements are governed by PRC laws and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. The legal environment in the PRC is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. In the event we are unable to enforce these contractual arrangements, which relate to critical aspects of our operations, we may be unable to exert effective control over our operating entities, and our ability to conduct our business may be negatively affected.

Our corporate structure may limit our ability to receive dividends from, and transfer funds to, our PRC subsidiaries, which could restrict our ability to act in response to changing market conditions and reallocate funds from one affiliated PRC entity to another in a timely manner.

We are a Cayman Islands holding company and substantially all of our operations are conducted through our thirteen PRC subsidiaries and two Chinese affiliated entities. We rely on dividends and other distributions from our PRC subsidiaries to provide us with our cash flow and allow us to pay dividends on the shares underlying our ADSs and meet our other obligations. Current regulations in China permit our PRC subsidiaries to pay dividends to us only out of their accumulated distributable profits, if any, determined in accordance with their articles of association and PRC accounting standards and regulations. The ability of these subsidiaries to make dividends and other payments to us may be restricted by factors that include changes in applicable foreign exchange and other laws and regulations. In particular, under PRC law, these operating subsidiaries may only pay dividends after 10% of their net profit has been set aside as reserve funds, unless such reserves have reached at least 50% of their respective registered capital. Such cash reserve may not be distributed as cash dividends. In addition, if any of our thirteen PRC operating subsidiaries incur debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments to us. Moreover, the profit available for distribution from our Chinese operating subsidiaries is determined in accordance with generally accepted accounting principles in China. This calculation may differ from one performed in accordance with US GAAP. As a result, we may not have sufficient distributions from our PRC subsidiaries to enable necessary profit distributions to us or any distributions to our shareholders in the future, which calculation would be based upon our financial statements prepared under US GAAP.

Distributions by our PRC subsidiaries to us other than as dividends may be subject to governmental approval and taxation. Any transfer of funds from our company to our PRC subsidiaries, either as a shareholder loan or as an increase in registered capital, is subject to registration or approval of Chinese governmental authorities, including the relevant administration of foreign exchange and/or the relevant examining and approval authority. In addition, it is not permitted under Chinese law for our PRC subsidiaries to directly loan funds to each other. Therefore, it is difficult to change our capital expenditure plans once the relevant funds have been remitted from our company to our PRC subsidiaries. These limitations on the free flow of funds between us and our PRC subsidiaries could restrict our ability to act in response to changing market conditions and reallocate funds from one Chinese subsidiary to another in a timely manner.

Risks Relating to China

Our operations may be adversely affected by changes in China’s economic, political and social conditions.

All of our business operations are conducted in China and all of our revenues are derived from our marketing and sales of consumer products and services in China. Accordingly, our results of operations, financial condition, and future prospects are subject to a significant degree to economic, political and social conditions in China. The PRC economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth in the past three decades, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage foreign investment and sustainable economic growth and to guide the allocation of financial and other resources, which have for the most part had a positive effect on our business and growth. However, we cannot assure you that the PRC government will not repeal or alter these measures or introduce new measures that will not have a negative effect on us. For example, our financial condition and results of operation may be adversely affected by changes in tax regulations applicable to us. Since early 2004, the PRC government has implemented certain measures to control the pace of economic growth. Such measures may cause a decrease in the level of economic activity in China, including a decline in individual spending activities, which in turn could adversely affect our results of operational and financial condition.

Although the Chinese economy has been transitioning from a planned economy to a more market-oriented economy since the late 1970s, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth through the allocation of resources, controlling the incurrence and payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Changes in any of these policies, laws and regulations could adversely affect the overall economy in China, which could harm our business.

In particular, our business is primarily dependent upon the economy and the business environment in the PRC. Our growth strategy is based upon the assumption that demand in China for our products and services, will continue to grow with the Chinese economy. However, the growth of the Chinese economy has been uneven across geographic regions and economic sectors. Several years ago the Chinese economy also experienced deflation, which may reoccur in the foreseeable future. We cannot assure you that the Chinese economy will continue to grow, that if there is growth, such growth will be steady and uniform, or that if there is a slowdown, such slowdown will not have a negative effect on our business.

China’s social and political conditions are also not as stable as those of the United States and other developed countries. Any sudden changes to China’s political system or the occurrence of widespread social unrest could have negative effects on our business and results of operations. In addition, the PRC has contentious relations with some of its neighbors, most notably Taiwan. A significant further deterioration in such relations could have negative effects on the PRC economy and lead to changes in governmental policies that would be adverse to our business interests.

The discontinuation of any of the preferential tax treatments and government subsidies available to us in the PRC could materially and adversely affect our results of operations and financial condition.

Under PRC laws and regulations effective until December 31, 2007, our operating subsidiaries, Acorn International Electronic Technology (Shanghai) Co., Ltd., Shanghai HJX, Zhuhai Acorn Electronic Technology Co., Ltd, and Beijing Acorn Youngleda Oxygen Generating Co., Ltd. enjoyed preferential tax benefits afforded to foreign-invested manufacturing enterprises and had been granted a two-year exemption from enterprise income tax beginning from their first profitable year and a 50% reduction of enterprise income tax rate for three years thereafter. The definition of a manufacturing enterprise under PRC law was vague and was subject to discretionary interpretation by the PRC authorities. If we were to be deemed not qualified in the past; or if the tax preferential treatments enjoyed by us in accordance with local government rules or policies were deemed in violation of national laws and regulations and were abolished or altered, as a result, we would be subject to the standard statutory tax rate, which was 33% for calendar years ended on or before December 31, 2007 and is 25% for calendar years starting on or after January 1, 2008, and we could be required to repay the income tax for the previous three years at the applicable non-preferential tax rate. Additionally, our subsidiaries also received tax holidays and subsidies for certain taxes paid by us. These incentives were granted by local government agencies and may be deemed inappropriate by the central government. In addition, China passed a new Enterprise Income Tax Law, or the New EIT Law, and its implementing rules, both of which became effective on January 1, 2008. Some of our preferential tax treatments could be discontinued or phased out under the New EIT Law. Loss of any preferential tax treatments and subsidies could have material and adverse effects on our results of operations and financial condition. See Item 5.A, “Operating and Financial Review and Prospects — Operating Results — Taxation”.

Under China’s New EIT Law, we may be classified as a “resident enterprise” of China. Such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.

Under the New EIT Law, an enterprise established outside of China with “de facto management bodies” within China is considered a “resident enterprise”, meaning that it can be treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. The implementing rules of the New EIT Law define de facto management as “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise. Currently no official interpretation or application of this new “resident enterprise” classification is available, therefore it is unclear how tax authorities will determine tax residency based on the facts of each case.

If the PRC tax authorities determine that our Cayman Islands holding company is a “resident enterprise” for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, we may be subject to enterprise income tax at a rate of 25% on our worldwide taxable income as well as PRC enterprise income tax reporting obligations. In our case, this would mean that income such as interest on offering proceeds and other non-China source income would be subject to PRC enterprise income tax at a rate of 25%, in comparison to no taxation in the Cayman Islands. Second, although under the New EIT Law and its implementing rules dividends paid to us from our PRC subsidiaries would qualify as “tax-exempt income”, we cannot guarantee that such dividends will not be subject to a 10% withholding tax, as the PRC foreign exchange control authorities, which enforce the withholding tax, have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for PRC enterprise income tax purposes. Finally, if our Cayman Islands holding company is deemed to be a PRC tax resident enterprise, a 10% withholding tax shall be imposed on dividends we pay to our non-PRC shareholders and with respect to gains derived from our non-PRC shareholders transferring our shares or ADSs. Similar results would follow if our BVI holding company is considered a PRC “resident enterprise”.

The contractual arrangements entered into among Acorn Information, each of our consolidated affiliated entities and their shareholders may be subject to audit or challenge by the PRC tax authorities; a finding that Acorn Information or our consolidated affiliated entities owe additional taxes could substantially reduce our net earnings and the value of your investment.

Under PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We could face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements among Acorn Information, each of our consolidated affiliated entities and their shareholders do not represent arm’s-length prices and adjust any of their income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in, for PRC tax purposes, a reduction of expense deductions recorded by Acorn Information or our consolidated affiliated entities or an increase in taxable income, all of which could in turn increase our tax liabilities. In addition, the PRC tax authorities may impose late payment fees and other penalties on Acorn Information or consolidated affiliated entities for under-paid taxes.

The PRC legal system embodies uncertainties which could limit the legal protections available to you and us.

The PRC legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases have little precedential value. In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investment in China. Ten of our thirteen PRC operating subsidiaries are foreign invested enterprises incorporated in China. They are subject to laws and regulations applicable to foreign investment in China in general and laws and regulations applicable to foreign-invested enterprises in particular. However, these laws, regulations and legal requirements change frequently, and their interpretation and enforcement involve uncertainties. For example, we may have to resort to administrative and court proceedings to enforce the legal protection that we enjoy either by law or contract. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. In addition, such uncertainties, including the inability to enforce our contracts, could materially and adversely affect our business and operations. Furthermore, the PRC legal system is based in part on government policies and internal rules (some of which are not published on a timely basis or at all) that may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until some time after the violation. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention. Furthermore, intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other countries. Accordingly, we cannot predict the effect of future developments in the PRC legal system, particularly with regard to the media, advertising and retail industries, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to us, and our foreign investors, including you.

Our failure to obtain the prior approval of the China Securities Regulatory Commission, or the CSRC, for the listing and trading of our ADSs on the New York Stock Exchange could have a material adverse effect on our business, operating results, reputation and trading price of our ADSs.

On August 8, 2006, six PRC regulatory agencies, including the CSRC, promulgated a regulation that became effective on September 8, 2006. This regulation, among other things, has some provisions that purport to require that an offshore special purpose vehicle, or SPV, formed for listing purposes and controlled directly or indirectly by PRC companies or individuals shall obtain the approval of the CSRC prior to the listing and trading of such SPV’s securities on an overseas stock exchange. On September 21, 2006, the CSRC published on its official website procedures specifying documents and materials required to be submitted to it by SPVs seeking CSRC approval of their overseas listings.

We completed the initial listing and trading of our ADSs on the New York Stock Exchange on May 4, 2007. Our PRC counsel for our initial public offering advised us that because we completed our restructuring before September 8, 2006, the effective date of the new regulation, it was not necessary for us to submit the application to the CSRC for its approval, and the listing and trading of our ADSs on the New York Stock Exchange did not require CSRC approval.

If the CSRC or another PRC regulatory agency subsequently determines that CSRC approval was required for our initial public offering, we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, delay or restrict the repatriation of the proceeds from our initial public offering into the PRC, or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs.

Also, if later the CSRC requires that we obtain its approval, we may be unable to obtain a waiver of the CSRC approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties and/or negative publicity regarding this CSRC approval requirement could have a material adverse effect on the trading price of our ADSs.

Restrictions on the convertibility of Renminbi into foreign currency may limit our ability to make dividends or other payments in U.S. dollars or fund possible business activities outside China.

All of our net revenues are currently generated in Renminbi. Any future restrictions on currency exchanges may limit our ability to use net revenues generated in Renminbi to make dividends or other payments in U.S. dollars or fund possible business activities outside China. Under current Chinese regulations, Renminbi may be freely converted into foreign currency for payments relating to “current account transactions”, which include among other things dividend payments and payments for the import of goods and services, by complying with certain procedural requirements. Our Chinese subsidiaries may also retain foreign exchange in their respective current account bank accounts, subject to a cap set by the PRC State Administration of Foreign Exchange, or SAFE. or its local counterpart, for use in payment of international current account transactions. Although the PRC government introduced regulations in 1996 to allow greater convertibility of Renminbi for current account transactions, we cannot assure you the Chinese regulatory authorities will not limit or eliminate our ability to purchase and retain foreign currencies for current account transactions in the future.

Conversion of Renminbi into foreign currencies, and of foreign currencies into Renminbi, for payments relating to “capital account transactions”, which principally include investments and loans, generally requires the approval of SAFE and other relevant Chinese governmental authorities. In particular, if one subsidiary borrows foreign currency loans from us or other foreign lenders, these loans must be registered with SAFE or its local counterparts, and if we finance such subsidiary by means of additional capital contributions, these capital contributions must be approved by certain government authorities including MOFCOM or its local counterparts. Restrictions on the convertibility of the Renminbi for capital account transactions could affect the ability of our Chinese subsidiaries to make investments overseas or to obtain foreign exchange through debt or equity financing, including by means of loans or capital contributions from us.

Because our revenues are generated in Renminbi and our results are reported in U.S. dollars, devaluation of the Renminbi could negatively impact our results of operations.

Because all of our net revenues are generated in Renminbi, appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar will affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations. Fluctuations in the exchange rate will also affect the relative value of any dividend we issue that will be exchanged into U.S. dollars and earnings from and the value of any U.S. dollar-denominated investments we make in the future. As we rely entirely on dividends paid to us by our PRC operating subsidiaries, and since our net revenues are generated in Renminbi while our results are reported in U.S. dollars, any significant devaluation of Renminbi would have a material adverse effect on our net revenues and financial condition, and the value of, and any dividends payable on, our ADSs in foreign currency terms.

Since July 2005, the Renminbi has no longer been pegged to the U.S. dollar. Although currently the Renminbi exchange rate versus the U.S. dollar is restricted to a rise or fall of no more than 0.5% per day and the People’s Bank of China, or PBOC, regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate, the Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term. Moreover, it is possible that in the future Chinese authorities may lift restrictions on fluctuations in the Renminbi exchange rate and lessen intervention in the foreign exchange market.

Very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to successfully hedge our exposure at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in China based on United States or other foreign laws against us, our management or the experts named in the annual report.

We conduct all of our operations in China and all of our assets are located in China. In addition, all of our directors and executive officers reside within China. As a result, it may not be possible to effect service of process within the United States or elsewhere outside China upon some of our directors and senior executive officers, including with respect to matters arising under U.S. federal securities laws or applicable state securities laws. Moreover, our PRC legal counsel, King & Wood, has advised us that the PRC currently does not have treaties with the United States or many other countries providing for the reciprocal recognition and enforcement of judgment of courts.

Regulations relating to offshore investment activities by PRC residents may increase the administrative burden we face and create regulatory uncertainties that could restrict our overseas and cross-border investment activity, and a failure by our shareholders who are PRC residents to make any required applications and filings pursuant to such regulations may prevent us from being able to distribute profits and could expose us and our PRC resident shareholders to liability under PRC law.

A regulation known as Notice 75 was promulgated by SAFE in October 2005 and requires registration with the local SAFE in connection with direct or indirect offshore investment by PRC residents. On May 29, 2007, Notice 106, which serves as the implementing rules of Notice 75, was promulgated by SAFE. These two notices apply not only to our shareholders who are PRC residents but also to our prior and future offshore acquisitions.

These two notices retroactively require registration by March 31, 2006 of direct or indirect investments previously made by PRC residents in offshore companies. If a PRC shareholder with a direct or indirect stake in an offshore parent company fails to make the required SAFE registration, the PRC subsidiaries of such offshore parent company may be prohibited from making distributions of profit to the offshore parent and from paying the offshore parent proceeds from any reduction in capital, share transfer or liquidation in respect of the PRC subsidiaries. Further, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for violation of the relevant rules relating to transfers of foreign exchange.

We have already notified our shareholders, and the shareholders of the offshore entities in our corporate group, who are PRC residents to urge them to make the necessary applications and filings, as required under Notice 75 and Notice 106. However, as a result of the newness of the notices and uncertainty concerning the reconciliation of the notices with other approval requirements, it remains unclear how the two notices, and any future legislation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities. We understand that the relevant shareholders have registered their offshore investments in us with Shanghai SAFE, where most of our PRC subsidiaries are located. We are committed to complying, and to ensuring that our shareholders who are subject to the regulation comply, with the relevant rules. However, we cannot assure you that all of our shareholders who are PRC residents will comply with our request to make or obtain any applicable registrations or approvals required by the regulation or other related legislation. The failure or inability of our PRC resident shareholders to receive any required approvals or make any required registrations may subject us to fines and legal sanctions, restrict our overseas or cross-border investment activities, limit our PRC subsidiaries’ ability to make distributions or pay dividends or affect our ownership structure, as a result of which our acquisition strategy and business operations and our ability to distribute profits to you could be materially and adversely affected.

A failure by PRC individuals who hold shares or share options granted pursuant to an employee share option or share incentive plan to make any required applications and filings could expose us and our PRC individual option holders to liability under PRC law.

On January 5, 2007, SAFE issued the Implementation Rules of the Administrative Measures for Individual Foreign Exchange, or the Individual Foreign Exchange Rules. This regulation requires PRC individuals who are granted shares or share options pursuant to an employee share option or share incentive plan by an overseas listed company to register with SAFE and complete certain other procedures related to the share option or share incentive plan through relevant PRC subsidiary or a qualified agent. Our PRC employees who have been granted share options are subject to the Individual Foreign Exchange Rules. If we or our PRC employees fail to comply with this regulation, we or our PRC option holders may be subject to fines and legal sanctions.

Any future outbreak of avian flu, or severe acute respiratory syndrome in China, or similar adverse public health developments, may severely disrupt our business and operations and reduce the market for our products and services.

Adverse public health epidemics or pandemics could disrupt businesses and national economies in China. For example, from December 2002 to June 2003, China and certain other countries experienced an outbreak of a new and highly contagious form of atypical pneumonia now known as severe acute respiratory syndrome, or SARS. During May and June of 2003, many businesses in China were closed by the PRC government to prevent transmission of SARS. The World Health Organization has announced that there is a high likelihood of an outbreak of avian flu, with the potential to be as disruptive if not more disruptive than SARS. Any recurrence of the SARS outbreak, an avian flu outbreak, or development of a similar health hazard in China, may deter people from congregating in public places, with severely disruptive effects on consumer spending. In addition, health or other government regulation may require temporary closure of our offices and operations. Lastly, such outbreak may cause the sickness or death of our key management and employees. Any of such occurrences would adversely affect our business and results of operations.

Natural disasters could disrupt the Chinese economy and our business.

In May 2008, a major earthquake struck Wenchuan in the Sichuan province in southwestern China, causing significant damage to the area, including Chengdu. The earthquake and its aftershocks caused great loss of life, injuries, property loss and disruption to the local economy. As a result of the earthquake, we experienced disruptions in our order fulfillment and deliveries to Sichuan and the western China region. In addition, our advertising time was suspended for three days during the memorial period following the earthquake. Since the date of the earthquake, our advertising time has been disrupted and we have experienced a decline in the viewership and response rate of our infomercials. This earthquake or future geological occurrences could impact our business and the Chinese economy. A significant earthquake or other geological disturbance in any of China’s other more populated cities and financial centers could severely disrupt the Chinese economy, undermine investor confidence and have a material adverse effect on our business, financial condition, results of operations and prospects.

Risks Relating to Our ADSs

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs or ordinary shares.

Based in part on our estimate of the composition of our income and our estimates of the value of our assets, as determined based on price of our ADSs and ordinary shares, we believe we were not a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our taxable year ended December 31, 2007, and do not expect to be a PFIC for any taxable year in the foreseeable future. However, PFIC status is tested each year and will depend on the composition of our assets and income and the value of our assets (including, among others, goodwill and equity investments in less than 25% owned entities) from time to time. Because we currently hold, and expect to continue to hold, a substantial amount of cash and other passive assets and, because the value of our assets is likely to be determined in large part by reference to the market prices of our ADSs and ordinary shares, which is likely to fluctuate, we may be a PFIC for any taxable year. If we are treated as a PFIC for any taxable year during which a U.S. investor held our ADSs or ordinary shares, certain adverse U.S. federal income tax consequences would apply to the U.S. investor. For more information on the U.S. tax consequences to you that would result from our classification as a PFIC, please see Item 10.E, “Additional Information — Taxation — United States Federal Income Taxation — Passive Foreign Investment Company”.

The sale, deposit, cancellation and transfer of the ADSs issued after an exercise of rights may be restricted under applicable U.S. securities laws.

If we offer holders of our ordinary shares any rights to subscribe for additional shares or any other rights, the depositary may make these rights available to holders of our ADSs if it is lawful and reasonably practicable. However, the depositary may allow rights that are not distributed or sold to lapse. In that case, holders of our ADSs will receive no value for them. In addition, U.S. securities laws may restrict the sale, deposit, cancellation and transfer of the ADSs issued after exercise of rights. Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to holders of ADSs, or are registered under the provisions of the Securities Act. We can give no assurance that we can establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of our ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.

The trading prices of our ADSs may be volatile, which could result in substantial losses to investors.

The trading prices of our ADSs may be volatile and could fluctuate widely in response to factors such as variations in our financial results, announcements of new business initiatives by us or by our competitors, recruitment or departure of key personnel, distributors and suppliers, changes in the estimates of our financial results or changes in the recommendations of any securities analysts electing to follow our securities or the securities of our competitors. In addition to market and industry factors, the price and trading volume of our ADSs may be highly volatile for specific business reasons. Any of these factors may result in large and sudden changes in the trading volume and price for our ADSs.

Anti-takeover provisions in our charter documents may discourage a third party from acquiring us, which could limit our shareholders’ opportunities to sell their shares at a premium.

Our amended and restated memorandum and articles of association include provisions that could limit the ability of others to acquire control of us, modify our structure or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of us in a tender offer or similar transaction.

For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix the powers and rights of these shares, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares. Preferred shares could thus be issued quickly with terms calculated to delay or prevent a change in control or make removal of management more difficult. In addition, if our board of directors issues preferred shares, the market price of our ordinary shares may fall and the voting and other rights of the holders of our ordinary shares may be adversely affected.

Our articles of association provide for a staggered board, which means that our directors, excluding our chief executive officer, are divided into three classes, with one-third of our board, excluding our chief executive officer, standing for election every year. Our chief executive officer at all times serves as a director, and has the right to remain a director, so long as he remains our chief executive officer. This means that, with our staggered board, at least two annual shareholders’ meetings, instead of one, are generally required in order to effect a change in a majority of our directors. Our staggered board can discourage proxy contests for the election of our directors and purchases of substantial blocks of our shares by making it more difficult for a potential acquirer to take control of our board in a relatively short period of time.

We are a Cayman Islands company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than under U.S. law, our shareholders may have less protection of their shareholder rights than they would under U.S. law.

Our corporate affairs are governed by our amended and restated memorandum and articles of association, the Cayman Islands Companies Law and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. In addition, some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands.

The Cayman Islands courts are unlikely:

•

to recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•	to entertain original actions brought against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the Cayman Islands will generally recognize as a valid judgment, a final and conclusive judgment in personam obtained in the federal or state courts in the United States under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) and would give a judgment based thereon provided that (i) such courts had proper jurisdiction over the parties subject to such judgment; (ii) such courts did not contravene the rules of natural justice of the Cayman Islands; (iii) such judgment was not obtained by fraud; (iv) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands; (v) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands; and (vi) there is due compliance with the correct procedures under the laws of the Cayman Islands.

Our shareholders have limited ability to bring an action against us or against our directors and officers, or to enforce a judgment against us or them, because we are incorporated in the Cayman Islands, because we conduct a majority of our operations in China and because the majority of our directors and officers reside outside the U.S.

We are incorporated in the Cayman Islands, and conduct substantially all of our operations in China through our subsidiaries established in China. Most of our directors and officers reside outside the United States and substantially all of the assets of those persons are located outside the United States. As a result, it may be difficult or impossible for our shareholders to bring an action against us or against these individuals in the Cayman Islands or in China in the event that our shareholders believe that their rights have been infringed under the applicable securities laws or otherwise. Even if our shareholders are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render them unable to enforce a judgment against our assets or the assets of our directors and officers.

Unlike many jurisdictions in the United States, Cayman Islands law does not specifically provide for shareholder appraisal rights on a merger or consolidation of a company. This may make it more difficult to assess the value of any consideration shareholders may receive in a merger or consolidation or to require that the offeror give additional consideration if the shareholders believe the consideration offered is insufficient.

Shareholders of Cayman Islands exempted companies such as ourselves have no general rights under Cayman Islands law to inspect corporate records and accounts or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for our shareholders to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a U.S. company.

The ability for shareholders to protect their rights as shareholders through the U.S. federal courts may be limited because we are incorporated under Cayman Islands law.

Cayman Islands companies may not have standing to initiate a derivative action in a federal court of the United States. As a result, our shareholders’ ability to protect their interests if they are harmed in a manner that would otherwise enable them to sue in a United States federal court may be limited.

The voting rights of holders of ADSs are limited in several significant ways by the terms of the deposit agreement.

Holders of our ADSs may only exercise their voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement. Upon receipt of voting instructions from a holder of ADSs in the manner set forth in the deposit agreement, the depositary will endeavor to vote the underlying ordinary shares in accordance with these instructions. Under our amended and restated memorandum and articles of association and Cayman Islands law, the minimum notice period required for convening a general meeting is ten days. When a general meeting is convened, holders of our ADSs may not receive sufficient notice of a shareholders’ meeting to permit the holders to withdraw their ordinary shares to allow them to cast their vote with respect to any specific matter at the meeting. In addition, the depositary and its agents may not be able to send voting instructions to holders of our ADSs or carry out the holders’ voting instructions in a timely manner. We make all reasonable efforts to cause the depositary to extend voting rights to holders of our ADSs in a timely manner, but we cannot assure holders of our ADSs that they will receive the voting materials in time to ensure that they can instruct the depositary to vote their shares. Furthermore, the depositary and its agents are not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, holders of our ADSs may not be able to exercise their right to vote and may lack recourse if their ordinary shares are not voted as requested.

The depositary of our ADSs, except in limited circumstances, grants to us a discretionary proxy to vote the ordinary shares underlying the ADSs if holders of our ADSs do not vote at shareholders’ meetings, which could adversely affect the interests and the ability of our shareholders as a group to influence the management of our company.

Under the deposit agreement for the ADSs, the depositary gives us a discretionary proxy to vote our ordinary shares underlying the ADSs at shareholders’ meetings if holders of our ADSs do not vote, unless:

•	we have failed to timely provide the depositary with our notice of meeting and related voting materials;

•	we have instructed the depositary that we do not wish a discretionary proxy to be given;

•	we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;

•	a matter to be voted on at the meeting would have a material adverse impact on shareholders; or

•	voting at the meeting is made on a show of hands.

The effect of this discretionary proxy is that holders of our ADSs cannot prevent our ordinary shares underlying ADSs from being voted, absent the situations described above, and it may make it more difficult for shareholders to influence the management of our company. Holders of our ordinary shares are not subject to this discretionary proxy.

Holders of ADSs may not receive distributions on our ordinary shares or any value for them if it is illegal or impractical for us to make them available.

The depositary of our ADSs pays holders of our ADSs the cash dividends or other distributions it or the custodian for our ADSs receives on our ordinary shares or other deposited securities after deducting its fees and expenses. Holders of our ADSs receive these distributions in proportion to the number of our ordinary shares their ADSs represent. However, the depositary is not responsible if it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act but that are not properly registered or distributed pursuant to an applicable exemption from registration. The depositary is not responsible for making a distribution available to any holders of ADSs if any government approval or registration is required for such distribution. We have no obligation to take any other action to permit the distribution of our ADSs, ordinary shares, rights or anything else to holders of our ADSs. This means that holders of our ADSs may not receive the distributions we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available. These restrictions may have a material and adverse effect on the value of the holders’ ADSs.

Holders of our ADSs may be subject to limitations on transfer of their ADSs.

ADSs, represented by American depositary receipts, are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of our ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary thinks it is necessary or advisable to do so in connection with the performance of its duty under the deposit agreement, including due to any requirement of law or any government or governmental body, or under any provision of the deposit agreement.

ITEM 4. INFORMATION ON THE COMPANY

A.    History and Development of the Company

We commenced operations in 1998 through Beijing Acorn, and in 2000, two other operating companies, Shanghai Acorn Network Co., Ltd., or Shanghai Acorn, and Shanghai Acorn Trade and Development Co., Ltd., or Shanghai Trade, were established and commenced business operations. Prior to January 1, 2005, our business was operated through Beijing Acorn, Shanghai Acorn and Shanghai Trade, including their subsidiaries. To enable us to raise equity capital from investors outside of China, we established a holding company structure by incorporating China DRTV Inc., or China DRTV, in the British Virgin Islands on March 4, 2004. Commencing on January 1, 2005, our business was conducted through China DRTV and its subsidiaries and affiliated entities. In connection with our initial public offering, we incorporated Acorn International in the Cayman Islands on December 20, 2005 as our listing vehicle. Acorn International became our ultimate holding company when it issued shares to the existing shareholders of China DRTV on March 31, 2006 in exchange for all of the shares that these shareholders held in China DRTV. For additional information on our organizational structure, see Item 4.C, “Information on the Company — Organizational Structure”.

Our principal executive offices are located at 12/F, Xinyin Building, 888 Yishan Road, Shanghai 200233, People’s Republic of China, and our telephone number is (86 21) 5151-8888. Our website address is http://www.chinadrtv.com. The information on our website does not form a part of this annual report. In May 2007, we completed our initial public offering, which involved the sale by us and some of our shareholders of 8,855,000 American Depositary Shares, representing 26,565,000 Ordinary Shares. Our agent for service of process in the United States is CT Corporation System, located at 111 Eighth Avenue, New York, New York 10011.

B.    Business Overview

Overview

We are a leading integrated multi-platform marketing company in China with a proven track record of developing, promoting and selling consumer products and services. Our two primary sales platforms are our TV direct sales platform and nationwide distribution network. We believe that we operate the largest TV direct sales business in China in terms of revenues and TV air time purchased. We believe we were one of the first companies in China to use TV direct sales programs, often referred to as TV infomercials, in combination with a nationwide distribution network to market and sell products and services to consumers. Our significant TV air time presence allows us to test-market, promote and sell products and services in China’s geographically dispersed and fragmented consumer market. We seek to maximize sales penetration of our products and services that have strong sales and brand development potential by distributing them through our nationwide distribution network. In 2006, we also began using our TV direct sales platform to promote and sell third-party branded products and services pursuant to joint sales arrangements and marketing services arrangements.

Using these integrated TV direct sales and nationwide distribution network platforms, we have developed several leading proprietary brands. In addition, we have expanded into other forms of direct selling, such as catalogs, internet sales, outbound calls and third-party bank customer sales to further strengthen our promotional efforts and generate additional revenue opportunities from our existing customer base. We believe our vertically integrated direct sales operations, which include product development, TV and other direct sales and marketing, call center operations, and order fulfillment and delivery, combined with our nationwide distribution network, allow us to effectively reach consumers and maximize sales throughout China.

A key contributing factor to the success of our TV direct sales platform is our significant TV air time presence. Our TV direct sales programs, which are typically five to ten minutes in length, are currently aired on five nationwide China Central Television, or CCTV, channels, 19 national satellite TV channels, six international satellite channels operating in China and 12 local channels. Sales generated through our TV direct sales platform accounted for substantially all of our direct sales net revenues, which in turn comprised 45.1%, 54.7% and 70.3% of our net revenues in 2005, 2006 and 2007, respectively. We also purchase TV advertising time for brand promotion advertising to enhance brand awareness of our proprietary products and services. Our brand promotion advertising in connection with our electronic learning devices was recognized in 2005 when we won the EFFIE gold award issued by the China Marketing Association chartered by New York American Marketing Association.

We have two call centers in Shanghai and Beijing, both of which operate 24 hours per day. Our call centers process telephone orders generated by our direct sales programs and gather real-time data to help analyze the effectiveness of our advertising spending and adjust our offerings. Each of our call centers also places outbound calls to selected customers to market our products and services. In addition, our call center sales representatives are trained to identify and act upon cross-selling opportunities while processing customer orders. As of December 31, 2007, we had 867 sales representatives and 131 customer service representatives. Our sales representatives collectively processed an average of approximately 11,800, 12,400 and 18,800 incoming calls per day generated from our TV and other direct sales platforms in 2005, 2006 and 2007, respectively. Products sold through our TV direct sales and other direct sales platforms are delivered to our customers primarily by national express mail and local delivery companies.

Our nationwide distribution network extends across all provinces and allows us to reach over 20,000 retail outlets covering nearly all of the cities and counties in China. We typically grant our distributors the exclusive right to distribute selected products and services in their respective territories. We closely work with and support our distributors to expand their retail outlet reach, extend our product and service lifecycles and maximize our sales by promotion of our brands through our TV direct sales platform, advertising in local print media and other joint promotional efforts. Sales generated through our nationwide distribution network accounted for 54.9%, 45.3% and 29.7% of our net revenues in 2005, 2006 and 2007, respectively.

In selecting new products and services, we seek to identify offerings in underserved market segments with potential national appeal for which we believe our sales platforms and marketing and branding expertise can create value. We identify new products and services to be offered via our multiple sales platforms through a standardized selection process and typically source them from small and medium-sized suppliers and manufacturers in China. In 2006, we also began to identify products and services from more established third- party companies that we believe we can successfully market through our TV direct sales platform. Our TV direct sales programs allow us to promote specific products and services by highlighting their unique value to consumers as well as creating brand awareness. Featured offerings in 2007 include cell phones, electronic learning devices, electronic dictionaries, collectibles, stock tracking software, consumer electronic products, and cosmetics. We typically focus on marketing and sales of a limited number of featured product lines and services at any given time. In addition, we offer over 150 products via our catalogs and the internet.

Our Multiple Sales Platforms

Our multiple sales platforms consist of our direct sales platforms and our nationwide distribution network. Our direct sales platforms include TV direct sales, catalog sales, third party bank customer sales, internet sales, outbound call sales and other direct sales through print media and radio. We believe our nationally televised TV direct sales programs help build strong brand awareness among China’s consumers and generate significant demand for the products and services featured in those programs. Our nationwide distribution network, coupled with local marketing efforts, helps us to further enhance the awareness of and demand for our products and services, thereby broadening our customer reach and enhancing the penetration of those products and services on a nationwide basis within a short period of time.

Direct Sales Platforms

TV Direct Sales Platform

Our TV direct sales platform is our primary marketing medium and accounted for substantially all of our direct sales net revenues, which in turn accounted for 45.1%, 54.7% and 70.3% of our net revenues in 2005, 2006 and 2007, respectively. We generally focus our marketing efforts on approximately four or five featured product or service lines to maximize awareness of these featured offerings and generate strong consumer demand for them. Our TV direct sales programs, which are generally five to ten minutes in length, consist of in-depth demonstrations and explanations of the product or service in an entertaining and informative manner, and provide phone numbers for customers to call in order to make further inquiries or to purchase the product or service. In addition to explaining the functionality of a product or service in the programs, we also highlight the value proposition of that product or service. Our TV direct sales programs typically feature one or more spokespersons or celebrity personalities and employ a variety of formats, including studio programs and “reality shows”, which we believe help to demonstrate the features and functions of the products or services that we are marketing. Our TV direct sales programs for new products and services are broadcast on national and/or local TV channels depending on the features of the products or services during selected time slots to ensure sufficiently broad viewer coverage. After an initial test-marketing phase and based on the feedback received by our integrated call center operations, we adjust on a weekly basis the products and services we promote on TV, the frequency and time slots of the TV direct sales programs, as well as the TV channels on which we broadcast those programs. We may also adjust the content of the program. We make these adjustments to achieve a schedule of programs that we believe maximizes our overall profitability.

A critical aspect of our success is our ability to efficiently access media channels and manage our media time. Our TV direct sales programs are currently broadcast on 42 channels, including five of China’s central television channels, or CCTV channels, 19 national satellite TV channels, six international satellite TV channels operating in China and 12 local channels in China. Since commencing our operations in 1998, we have formed close and strong relationships with various CCTV and national satellite channels and several TV advertising agencies that have exclusive rights to sell certain advertising time slots for certain CCTV and national satellite channels. We purchase advertising time from the TV stations directly or through their advertising agencies. We have been purchasing advertising time on several CCTV channels and national satellite channels for over four years. We produced and broadcast over 400,000, 760,000 and 890,000 minutes of TV direct sales programs in 2005, 2006 and 2007, respectively, corresponding to over 128, 244 and 285 hours per week, respectively. We primarily purchase non-prime time broadcast time slots for our TV direct sales programs. We believe our relationships with various CCTV and satellite channels, coupled with the scale of our operations and sales track record, help us to secure desired broadcast time slots on the channels we target.

If a TV direct sales program for a specific product or service achieves satisfactory results during the initial test-marketing phase, we may elect to include that product or service in our TV direct sales platform for full-scale marketing and selling. If selected for full-scale marketing, TV direct sales programs for the product or service will then be frequently broadcast on several TV channels in various time slots. Based on our weekly tracking of the success of our programs in various time slots on various TV channels and data on our profitability relative to our marketing expenses, we adjust the frequency of broadcast of the TV direct sales program, its broadcast time slots and the TV channels on which the program airs on a weekly basis. By doing so we create a broadcasting schedule that we believe maximizes the overall profitability of our TV direct sales platform at a given time. We also use purchased TV advertising time to broadcast brand promotion advertising. Our brand promotion advertisements are typically five to 60 seconds long and, rather than focusing in depth on product or service features or benefits, are designed to increase general brand awareness. We significantly expanded our TV brand promotion advertising beginning in 2005 in conjunction with our increased distribution activities, using TV brand promotion advertising to enhance brand awareness for our Ozing branded electronic learning devices and, to a lesser extent, our posture correction product lines. Our brand promotion advertising campaign for our Ozing branded electronic learning devices in 2005 won the gold EFFIE award issued by China’s Marketing Association chartered by New York American Marketing Association. As a result of increased brand promotion efforts, the number of TV channels on which we broadcast our TV brand promotion advertisements increased from three during 2005 to eight in 2007, including CCTV1, which has the largest national viewership in China and is our primary TV channel for brand promotion advertising. Since 2007, however, we have changed our strategy to focus more of our advertising spending on our TV direct sales platforms and to reduce the amount of purchased TV advertising time devoted to broadcasting solely brand promotion advertising. Consistent with industry practice in China, our TV advertising time purchase agreements are typically negotiated annually and are non-exclusive.

In 2006, we began entering into two new types of arrangements which leverage our TV direct sales platform — joint sales arrangements and marketing services arrangements. Under a joint sales arrangement, we make TV direct sales of third party branded products and services. As an example of a joint sales arrangement, in April 2006, we entered into an arrangement with a cell phone manufacturer to be the exclusive TV direct sales platform through which it markets some of its PDA cell phones. In addition to generating TV direct sales revenues for us, as additional consideration for the sales support provided by our TV direct sales platform, the manufacturer agreed to pay to us an amount based on the number of units sold by it through its own distribution network (reflected as a reduction to our cost of direct sales revenues). We have also subsequently entered into joint sales arrangements with other cell phone manufacturers, including a joint sales arrangement with Gionee in 2007 to be the TV direct sales platform through which Gionee markets featured cell phones and under which Gionee shares a certain percentage of our advertising costs for their featured cell phone products. Under our marketing services arrangements, we provide a marketing plan, related TV advertising time and call center support to our marketing customers for a fixed fee. For example, in September 2006, we entered into a marketing services arrangement with China Unicom, the second largest mobile communications company in China, to develop a multi-phase TV direct sales marketing plan to promote China Unicom’s CDMA services and CDMA cell phones from China Unicom’s partners through our TV direct sales platform.

Other Direct Sales Platforms

Our other direct sales platforms currently primarily include our catalog sales, third-party bank customer sales, internet sales and our outbound call sales. We also market and directly sell through print media and radio.

Catalogs. In February 2005, we began marketing our products through print catalogs. We currently offer over 150 products via our catalogs, approximately 17 of which are our branded products, with the remainder being third-party products. Our catalogs are currently distributed together with the purchased products shipped to our customers and from time to time to customers who have previously purchased products from us. We issued six catalogs in 2007.

Third Party Banks. In 2007, we began relationships with four established domestic banks through which we directly market to credit card holders of these banks with specialized catalogs provided to these customers. As of the end of the first quarter of 2008, we have established relationships with seven established domestic banks. As part of the arrangement, customers can use their credit cards from these banks to purchase our products and to make payments on a zero interest and zero fee installment basis.

Internet. We began marketing our products through the internet in December 2006. We currently offer over 277 products via our website, approximately 57 of which are branded products, with the remainder being third-party products.

Outbound Calls. We began our outbound call direct sales in the fourth quarter of 2004. As of December 31, 2007, our 332 specialized outbound call center sales representatives utilize our customer database, which contains information relating to approximately five million previous customers, to target calls at customer subgroups identified by us as likely purchasers of particular products or services.

Customer Loyalty Initiatives

We also market the products and services sold through our direct sales platforms by implementing a customer loyalty program. Our current customer loyalty program includes coupon discounts and membership points. Coupon discounts, introduced in February 2005, are given to customers whose purchases individually or together meet or exceed a certain transaction value. These coupons, which can be applied to future purchases of products marketed in our catalogs, range from approximately RMB20 to RMB600 (or approximately $2.74 to $82.25). Membership points, introduced in January 2006, are awarded to customers when they purchase products or services through our direct sales programs. Customers are awarded points based on the type of product or service purchased with point values ranging from 40 to 2,000 points per product or service, with every ten points equaling RMB1 (approximately $0.14). Customers can use these points to partially or fully offset the cost of future product or service purchases.

Nationwide Distribution Network

Our nationwide distribution network is one of our two primary sales and distribution platforms. We introduce into our nationwide distribution network a select number of our TV direct sales featured product lines and services that have been advertised through our TV direct sales platform and which offer sufficient profit potential and may be developed as a national product brand. Our distribution network broadens our customer reach and enhances the penetration of those products and services on a nationwide basis within a short period of time. Our network covers all provinces in China through approximately 80 distributors, which allows us to reach over 20,000 retail outlets covering nearly all of the cities and the counties in China. These retail outlets include bookstores, pharmacies, specialty retail chains and department stores, depending on the nature of the products and services. Sales generated through our nationwide distribution network accounted for 54.9%, 45.3% and 29.7% of our net revenues in 2005, 2006 and 2007, respectively. We typically provide our distributors the exclusive right to distribute selected products and services in their respective territories. Sales generated by our five best-performing distributors accounted for 15.5%, 10.6% and 7.0% of our gross revenues in 2005, 2006 and 2007, respectively.

In most cases, we support the products and services selected for distribution through our nationwide distribution network with marketing campaigns utilizing a combination of our TV direct sales programs and brand promotion advertising to reinforce “As Seen On TV” in-store signage, as well as local print media, marketing events and radio advertising. In addition, we also require our distributors to engage in their own marketing efforts. Promotional efforts by our distributors primarily consist of local print advertising and TV advertising programs. To ensure the consistency of our product and service messages and maximize branding effectiveness, we provide our distributors with marketing materials. We also reimburse our distributors of our electronic learning devices product lines for a portion of their local product promotion efforts.

Several of our distributors, two of which were among our five best-performing distributors in 2006 and 2007, market and sell some of our and others’ products and services through their own TV direct sales platforms. Each of these distributors operated their own TV direct sales platforms prior to becoming our distributors. These TV direct sales platforms operated by our distributors are independent of our operations. In addition, some of our distributors use edited versions of our TV direct sales programs to market our products and services on local TV stations and conduct TV direct sales activities through their own call-in numbers. These distributors have each entered into our standard distribution arrangements, including provisions against selling competing products and services, selling our products and services outside their distribution territories or selling our products and services to consumers at prices below our price for those products and services. See Item 3.D, “Key Information — Risk Factors — Risks Relating to Our Business — Some of our distributors may compete with us in certain TV direct sales markets, possibly negatively affecting our direct sales in those markets”.

Integrating our national TV direct sales programs and brand promotion advertising with our follow-on local advertising campaigns has been an effective product and service marketing strategy for us. Our national TV direct sales programs and brand promotion advertising create initial product and service brand awareness, and our nationwide local advertising campaigns help to broaden the reach of our marketing efforts and extend the lifecycles of our products and services. Our ability to build leading brands, together with our marketing resources and expertise, enable us to successfully identify and introduce potential new products and services from small and medium-sized suppliers and manufacturers in China.

We regularly monitor and review our distributors’ sales performance and their compliance with our terms. Our distribution agreements are typically negotiated and entered into on an annual or semi-annual basis. Our agreements are designed to provide incentives for our distributors to improve their sales performance, encourage them to promote our brands and protect the value of those brands. For example, our distributors are required to meet the monthly and annual sales volume target for our selected featured products and services and, in the case of electronic learning device products distribution, we provide sales incentives in the form of cash rebates to the distributors that meet or exceed our sales targets. We also require our distributors to ensure that the retail prices of our products and services sold through their retail outlets are not lower than the retail prices for the same products and services sold through our TV direct sales platform. In addition, we typically require our distributors to fully settle their payment obligations before we deliver new products to them. Our distributors may not sell competing products and services in their respective territories. Furthermore, they must also incur minimum marketing expenditures provided in our distribution agreements.

We are generally responsible for delivering at our own cost the products to the distributors from our warehouses to a destination close to our distributors. We engage local logistics companies to make these deliveries with the amount paid for delivery typically based upon the transport distance. We generally allow the distributors to exchange any defective products they receive from us. Our distributors typically have their own products exchange or return policy. We are not responsible for any exchange or return of products by retailers who purchase our products from the distributors.

Some of our distributors, are owned in part, or in some cases in whole, by certain of our employees or their family members. In particular, seven of these individuals became our employees as a result of our acquisition of the remaining 49% interest of Shanghai HJX Digital Technology Co., Ltd., or Shanghai HJX, in July 2005. In 2005, 2006 and 2007, the aggregate sales generated by distributors owned in whole or in part by our employees accounted for approximately 33.3%, 26.9% and 25.4% of our distribution gross revenues or 18.3%, 12.2% and 7.5% of our total gross revenues, respectively. In 2005, two of these distributors were, in 2006 one of these distributors was, and 2007, two of these distributors were, among our five best-performing distributors. These employees, none of whom are executive officers, are currently responsible for various functions or operations relating to our nationwide distribution business. In addition, one distributor in 2005, 2006, and 2007, which accounted for less than 2% of our distribution gross revenues in these years, was wholly owned by a family member of our chief executive officer. We entered into the distribution agreements with these related distributors on an arm’s-length basis and the terms in the distribution agreements with these distributors are the same as those with our independent distributors. However, these economic interests held by our shareholders, executive officers and employees in our distributors may make it difficult for us to effectively evaluate the performance of such distributors or fine, suspend or terminate a non-performing, under-performing or non-compliant distributor without harming our relationship with those shareholders, executive officers and employees. See Item 3.D, “Key Information — Risk Factors — Risks Relating to Our Business — Certain of our distributors are beneficially owned by our employees, executive officers and shareholders. It may be difficult for us to effectively evaluate the performance of these distributors or to replace any of them if they are non-performing, under-performing or non-compliant with our distribution agreements”.

Our Products and Services

We offer over 250 products and services through our multiple sales platforms, approximately 12% of which are sold primarily through our TV direct sales platform, nationwide distribution network or both with the remaining sold through our catalogs or the internet. Our recently featured product categories include cell phones, electronic learning devices, electronic dictionaries, collectibles, stock tracking software, consumer electronics, and cosmetics, all of which are primarily sold through our TV direct sales platform, nationwide distribution network, or both. We periodically develop and introduce related new and upgraded products and services under the same product brand to develop such brand into a product or service line. For a variety of reasons, including margin constraints, we do not actively market all of our featured product lines and services through our nationwide distribution network. We also sell other products including auto care, beauty and household products primarily through our catalogs, the internet, outbound calls and cross-selling. We own the exclusive distribution rights in China to most of our current featured product lines and services.

Recent Featured Product Categories

We generally focus on marketing and selling four or five featured product lines at any one time through our TV direct sales platform and a limited number of products and services through our nationwide distribution network. In 2007, we featured products in the following categories and under the following proprietary and third-party brands:

•

Cell Phone Products featuring the Amoi, Gionee, HTW and Konka brand names and China Unicom’s CDMA services and CDMA cell phones from China Unicom’s partners accounted for 0%, 14.1% and 40.1% of our gross revenues in 2005, 2006 and 2007, respectively.

Since April 2006, we have entered into a number of joint sales arrangements and marketing services arrangements with a number of different cell phone manufacturers for the Amoi, Gionee, HTW and Konka branded cell phones, respectively. In September 2006, we entered into a marketing services arrangement with China Unicom to develop a multi-phase TV direct sales marketing plan to promote China Unicom’s CDMA services and CDMA cell phones and in November 2007, we entered into a joint services arrangement with Gionee to promote and market its mobile handsets via our direct sales platform and under which Gionee shares part of our advertising costs for their featured cell phone products. The retail prices for the cell phone products that we market ranged from RMB2,980 to RMB7,580 per unit in 2006 and from RMB588 to RMB4,960 (or approximately $81 to $680) per unit in 2007.

•	Electronic Learning Devices featuring the Ozing brand name accounted for 42.8%, 31.7% and 19.1% of our gross revenues in 2005, 2006 and 2007, respectively.

Our primary Ozing branded product is a multi-functional handheld electronic device with a screen display that provides lessons for independent English learning. We began marketing and selling our first Ozing device, targeted at middle and high school students, in December 2003 and since then have introduced new and upgraded products under the Ozing brand. The retail prices for our Ozing products ranged from RMB798 to RMB1,180 per unit in 2005, RMB698 to RMB1,298 per unit in 2006 and RMB798 to RMB1,499 (approximately $109 to $205) per unit in 2007.

•

Collectibles Products featuring 2008 Olympics stamps and coins, animal stamp collections and world coin collections, which we introduced in 2006 and which accounted for 4.0% and 7.3% of our total gross revenues in 2006 and 2007, respectively. The retail prices for our collectibles ranged from RMB160 to RMB58,000 (or approximately $22 to $7,951) per unit in 2007.

•

Stock Tracking Products featuring the Cao Pan Shou, or CPS brand name, which we introduced in 2006 and which accounted for 2.4% and 6.4% of our total gross revenues in 2006 and 2007, respectively, with a retail price of RMB3,380 (or approximately $463) per unit in 2007.

•	Health and Wellness Products featuring the Babaka, Zehom and Youngleda brand names accounted for 23.9%, 23.6% and 9.8% of our gross revenues in 2005, 2006 and 2007, respectively.

We began marketing and selling our first Babaka branded posture correction product in December 2004, our first Zehom branded sleeping aid product in October 2000, and our first Youngleda branded portable mechanized oxygen generating device in November 2000. We have introduced both product upgrades and extensions relating to these original products and developed each brand into a propriety branded product line. Our health and wellness product lines are primarily targeted at elderly persons, working professionals and young consumers. The retail prices for these products ranged from approximately RMB288 to RMB1,980 per unit in 2005, RMB288 to RMB2,080 per unit in 2006 and RMB128 to RMB1,980 (approximately $18 to $271) per unit in 2007.

•

Electronic Dictionary Products featuring the Meijin brand name, which we introduced in July 2007, accounted for 2.3% of our gross revenues in 2007. The retail prices for our electronic dictionary products ranged from RMB498 to RMB1,298 (or approximately $68 to $178) per unit in 2007.

•

Cosmetics Products featuring the Aoya and CMM brand names. We began marketing and selling our cosmetics products in the third quarter of 2007. The retail prices for our cosmetics products ranged from RMB48 to RMB1288 (or approximately $7 to $177) per unit in 2007.

•

Consumer Electronics Products featuring the Net E-cam, Aptek Net E-cam (both of which we stopped featuring in 2007) and Soloky brand names, accounting for 20.8%, 6.9% and 0.5% of our gross revenues in 2005, 2006 and 2007, respectively.

In 2005, we featured digital video products under the Net E-cam and Aptek E-cam brands. We began marketing and selling new consumer electronics products with more advanced applications under our Soloky brand in August 2005 and stopped featuring the Net E-cam and Aptek Net E-cam brands in 2007. Our featured Soloky product is a digital video device that includes digital camera, MP3 and MP4 capabilities and is a lower cost alternative to many of our competitors’ offerings with similar capabilities. The retail prices for our consumer electronics products ranged from RMB1,680 to RMB2,380 per unit in 2005, RMB1,280 to RMB3,980 per unit in 2006 and RMB860 to RMB1,980 (or approximately $118 to $271) per unit in 2007.

Our five best-selling products and product lines in 2005, 2006 and 2007 are set forth below:

		2005			2006			2007
Product	Brand	Revenues	Percentage	Rank	Revenues	Percentage	Rank	Revenues	Percentage	Rank
		(in thousands, except percentages and ranks)
Electronic learning device	Ozing	$73,028	42.8%	1	$62,464	31.7%	1	50,151	19.1%	2
Consumer electronics(1)	Soloky, Net E-cam & Aptek Net E-cam	35,453	20.8%	2	13,642	6.9%	5	—	—	—
Posture correction product	Babaka	24,622	14.4%	3	15,723	8.0%	4	16,175	6.2%	5
Exercise machine	LTT	10,244	6.0%	4	—	—	—	—	—	—
Sleeping aid/neck massager(2)	Zehom	9,688	5.7%	5	24,354	12.3%	3	—	—	—
Cell phones(3)	Amoi Gionee, HTW & Konka	—	—	—	26,050	13.2%	2	105,563	40.1%	1
Collectibles		—	—	—	—	—	—	19,332	7.3%	3
Stock Tracking Software	CPS	—	—	—	—	—	—	16,819	6.4%	4

Total top five		$153,035	89.7%		$142,233	72.1%		$208,040	79.1%
Other products and marketing services revenues		$17,542	10.3%		$54,978	27.9%		$55,105	20.9%

Total gross revenues		$170,577	100.0%		$197,211	100.0%		$263,145	100.0%
Total sales tax		$237			$713			$1,048

Total net revenues		$170,340			$196,498			$262,097

(1)	This does not include the sales of our GPS products, which were introduced in 2006.

(2)	Prior to the third quarter of 2005, we offered only a sleeping aid product under our Zehom brand as our featured product. In the third quarter of 2005, we introduced a new product, Zehom neck massager, which is currently the featured product under our Zehom brand.

(3)	The 2006 data only includes PDA cell phones under the HTW brand.

New Products and Services

We seek to identify new products and services that offer sufficient profit opportunities and address consumers’ changing needs. Since 2000, we have successfully introduced 18 branded product lines, including 11 proprietary branded product lines and seven third-party branded product lines, many of which began as a single product and became one of our five best-selling products in later periods. In 2007, we introduced six new products for full-scale sales and marketing. In the future, we will continue to seek to diversify our product and service offerings and our customer base, encourage repeat purchases by our existing customers, and create recurring revenue opportunities. For example, in the third quarter of 2007, we launched our cosmetics product line under the Aoya and CMM brands. We also plan to introduce new products and services that we believe will offer longer product lifecycles and enjoy broad consumer appeal.

Product Development

We employ a rigorous and systematic approach to identifying and developing products. Our product development process comprises product identification, pre-testing preparation and test-marketing evaluation. We generally test the market potential and customer appeal of our products and services by broadcasting our TV direct sales programs on specific channels for a designated period of time. During the test marketing period, we closely evaluate customer feedback and sales of the relevant product and service through our call centers.

Products that meet certain pre-defined standards are launched on a national scale. Products and services that do not meet our pre-defined standards may undergo a change in marketing strategy and be retested, or are removed from our product portfolio.

In 2007, we test-marketed over 80 new or upgraded products over our TV direct sales platform, 15 of which progressed from the test marketing stage to full-scale sales and marketing. We employ a similar testing process when determining which products to move from our TV direct sales platform to our nationwide distribution platform. We typically test-distribute our featured products in one distributor’s territory for period of a few weeks before introducing these products into our nationwide distribution network for full-scale distribution.

Product Identification

We typically seek to identify consumer products that we believe offer good value and quality, are not widely available, and can generate sufficient profit potential. Our success in developing leading product brands and our ability to enable China’s small and medium-sized suppliers and manufacturers to cost-effectively sell products throughout China have provided us with access to a large pool of potential products from these suppliers and manufacturers. Historically, many of our best-selling products were products that had initially been marketed and sold in China by small and medium-sized suppliers and manufacturers on a more limited basis. We have also recently leveraged our success in developing leading brands to engage in marketing services arrangements with large companies such as China Unicom whereby we promote their branded products and services through our TV direct sales platform and in joint service arrangements by which we receive, in addition to TV direct sales revenues for TV direct sales of third party branded products and services, additional consideration for sales support provided by our TV direct sales platform based on the number of units sold by the third party through its own distribution network. We also monitor consumer product and service infomercials broadcast outside China and participate in trade shows to identify new products and services.

In addition to identifying new products and services through external sources, we also focus on our internal product development efforts relating to our existing product and service portfolio. In recent periods, one of our most successful product sources has been our existing portfolio of branded products. These products, with their existing brand awareness and consumer acceptance, provide significant opportunities to introduce upgraded products and related new products under the same brand. We also utilize our nationwide distribution network management team, with their unique product and market knowledge, to assist in identifying, developing and sourcing new complementary products.

Pre-testing Preparation

During our pre-testing preparation phase, our product development team analyzes and identifies a product’s unique features and value proposition to formulate a marketing and distribution strategy, including setting a selling price for the test-marketing phase, a sales target and a weekly marketing plan. Our in-house product development team works with independent production companies to produce TV direct sales programs tailored for each product and service. To ensure service quality and assist in gathering consumer feedback, our product development team concurrently provides our call center employees with training and sales scripts to assist them in receiving purchase order calls in response to our TV test-marketing activities.

Test Marketing

The test-marketing phase usually lasts from one to three weeks, during which time our test TV direct sales programs are aired during targeted broadcast time slots on selected TV channels. During the test-marketing phase, we gather and analyze real-time data and consumer feedback collected by our call centers through designated test numbers. Using this data and feedback, we attempt to predict the demand, growth potential and anticipated selling prices of the products and services. In analyzing the data to determine whether we should move a product or service into full-scale marketing on our TV direct sales platform, we focus on key benchmarks, including, most importantly, estimated profitability relative to our media expenses. We then determine whether the product has the potential to be developed into a proprietary branded product line so that its lifecycle can be prolonged by introducing it into our nationwide distribution network.

Call Center Operations

Our direct sales businesses and media purchase activities are supported by our call centers located in Beijing and Shanghai. Our call centers process telephone orders generated by our direct sales programs and gather real-time data to help us analyze the effectiveness of our advertising spending and adjust our offerings. Each of our call centers also places outbound calls to selected customers to market our products and services. As of December 31, 2007, we had 867 dedicated sales representatives. In 2005, 2006 and 2007, our call centers processed an average of approximately 11,800, 12,400 and 18,800 incoming calls per day for products and services marketed through our TV and other direct sales platforms. To effectively convert in-bound calls to customer orders, our sales representatives follow a prepared script that covers frequently asked questions to guide the sales call. Our call center supervisors closely monitor calls received and revise and update the scripts based on their assessment of the script’s effectiveness during the customer calls and in response to customer feedback. Our sales representatives are also trained to promote, cross-sell or upsell complementary and/or additional products and services.

We constantly and systematically seek to evaluate and improve the cost-effectiveness of our direct sales operations. Performance metrics we track and analyze on a daily basis include the number of calls successfully connected to a sales representative per call placed to our call center and the number of successfully completed orders per call connected. We seek to increase the rate of successfully completed orders per call connected by directing customer calls to our call center sales representatives with specialized product and service training and knowledge about the specific product and service.

Our call centers also collect real-time data to help us to continually analyze the effectiveness of our advertising spending and product and service offerings. We regularly track and analyze real-time data generated through our call center operations to ensure the cost-effectiveness of our media purchases. We use call center-generated real time data to adjust our TV sales program product and service mix, broadcast time slots and channels to maximize the profitability of our TV direct sales operations.

Order Fulfillment

The majority of products sold by us through our direct sales platforms, including TV direct sales, catalog and internet direct sales, are delivered to our customers throughout China by EMS, the largest national express mail service operated by the China Post Office, and local delivery companies. We generally guarantee our products will be delivered to our customers within seven days of the date of receiving the order. Of the total attempted product deliveries by EMS and local delivery companies on a cash-on-delivery, or COD, basis, approximately 81%, 77% and 75% were successful in 2005, 2006 and 2007, respectively. Reasons for delivery failure primarily include customers’ refusal to accept a product upon delivery, which tend to occur more frequently with products that have higher average selling prices, or failure to successfully locate the delivery address. In 2007, we sold more collectibles and cell phones, which have higher average selling prices than our other products sold in 2005 and 2006. We are responsible for delivery and handling fee regardless of whether the delivery is successful. We have found that, in general, the shorter the delivery time, the lower the likelihood that the customer will refuse to accept the product upon delivery. As a result, local delivery companies enjoy a slightly higher delivery success rate than EMS due to a faster delivery time. EMS and local delivery companies are responsible for returning to us any undelivered products. It generally takes EMS two to three weeks, and local delivery companies seven days, to return the undelivered products to us.

In 2005, 2006 and 2007, approximately 97.3%, 98.7% and 99.5% of our direct sales were settled on a COD basis by our customers. Alternative payment methods include postal wire payments and payment by credit card. For customers settling through COD, either EMS or the local delivery company is responsible for collecting and wiring to us these cash amounts on a periodic basis once collected. EMS and local delivery companies generally charge us delivery fees based upon weight of the products and distance of delivery. Additionally, EMS charges a processing fee based upon the sale price. Three of our local delivery companies charge a lower processing fee based upon the sale price, while the other companies do not charge us such fee. It typically takes on average over 50 days for us to receive payments from EMS compared to an average of seven days from local delivery companies. Of our total accounts receivable balance as of December 31, 2005, 2006 and 2007, $5.9 million, or 67.3%, $7.8 million, or 66.3%, and $8.3 million, or 35.9%, respectively, was due from EMS.

In 2005, 2006 and 2007, approximately 59.4%, 62.9% and 76.1% of our direct sales gross revenues resulted from products delivered by EMS, and approximately 37.7%, 34.1%, and 19.1% of our direct sales gross revenues resulted from products delivered by local delivery companies, respectively. We also have started using some of our distributors to deliver products sold through our direct sales platforms from their existing product inventory.

We recently expanded our payment options to include payments through credit cards on a zero interest and zero fee installment payment basis. As of the end of the first quarter of 2008, we have established relationships with seven established domestic banks through which we directly market to credit card holders of these banks through specialized catalogs provided to the customers.

Customer Service, Product Warranties and Return Policies

We believe emphasizing customer service will enhance our products and service brand image, facilitate cross-selling opportunities and generate customer loyalty and repeat purchasing behavior. Our customer service centers within our Beijing and Shanghai call centers are currently staffed with approximately 131 customer service representatives working ten hours a day to provide quality customer services to the customers who purchase our products and services from our direct sales platforms. In addition, although most of our distributors generally provide their own customer services in their territories, we are in the process of establishing customer service centers together with our distributors, which in some cases will be located at retail outlets.

Our customer service representatives are primarily responsible for answering customers’ product and service-related inquiries, providing product and service information and handling product returns and customer complaints. To ensure superior customer service, we place significant emphasis on personnel selection and training. Our customer service representatives undergo product-specific and service-specific training to allow them to answer product-related and service-related questions, proactively educate potential customers about the benefits of our products and services and promptly resolve customer problems. We also provide customer service training to some of our distributors for products and services sold through our nationwide distribution network.

Under our policies, our direct sales customers generally may return products from us within seven days after delivery if there is a quality defect or if a product fails to meet its specifications. In most cases, product exchanges are allowed within a month of delivery. Certain products such as sleeping aid products that emphasize specific functions can be returned within 15 days after delivery. Our warranties generally provide for repair of product defects within one year at no cost to the customers. Product returns from the direct sales platforms were insignificant in 2005, 2006 and 2007. To the extent that the manufacturer of the defective product is a third party, the manufacturer is obligated to either repair the defective product or reimburse us for any related expenses. Our distributors are allowed to exchange any defective products they receive from us. The number of products exchanged by our distributors due to defects was insignificant in 2005, 2006 and 2007.

Supply and Inventory

Supply

We manufacture a significant portion of the proprietary products we currently offer in terms of net revenues. The remaining products, including third-party products promoted by us pursuant to joint sales arrangements, are primarily sourced through third-party suppliers. Our manufacturing operations involve mainly last-mile assembly processes and generally only require us to deploy a limited amount of capital. Most of the components we use are readily available in the market.

We began our manufacturing operations in 2000 with the production of our oxygen generating devices. Beginning in 2005, we expanded our manufacturing operations to manufacture substantially all of our electronic learning devices and posture correction product lines. We purchase consumer electronics products and neck massager products from third party manufacturers under exclusive supply or distribution arrangements. For some of our products, including our sleeping aid products, we provide designs or technical requirements to our third-party suppliers.

We believe that if we decide to discontinue our manufacturing operations for any of our products for any reason, we would be able to subcontract the manufacturing of these products on commercially reasonable terms within a reasonable period of time. Five of our 13 PRC operating subsidiaries engaged in manufacturing operations enjoy the preferential tax benefits afforded to foreign-invested manufacturing enterprises. As such, these entities are entitled to a two-year exemption from enterprise income tax beginning from the year when they first generate profits and a 50% enterprise income tax reduction for the following three years. Three of these five PRC operating subsidiaries became profitable beginning in 2005. However, entities not generating profits before 2008 will be required to commence the tax holiday term beginning January 1, 2008 under the New EIT Law. See Item 3.D, “Key Information — Risk Factors — Risks Relating to China — The discontinuation of any of the preferential tax treatments and government subsidies available to us in the PRC could materially and adversely affect our results of operations and financial condition”.

Inventory Control

We closely monitor our inventory and sales levels at all of our sales and marketing platforms. In general, before or during our test-marketing stage, we do not acquire any sizable inventory position in a product. Except for our electronic learning device and electronic dictionary products, for which we maintained an average of two weeks of inventory in 2007, we generally maintain one week of inventory for finished products. Our product and media departments adjust our inventory levels based on the weekly sales forecasts they jointly develop. When a product is no longer sold through our TV direct sales programs and/or our nationwide distribution network, our inventory of that product is generally limited.

For electronic learning device and electronic dictionary products, our product and media departments prepare a monthly production plan based on monthly sales forecasts and we procure the required raw material based on the production plan. Our monthly procurement plan is subject to bi-weekly adjustment to give us flexibility to cancel a portion of our orders if sales do not meet expectations.

Majority-Owned Subsidiaries

To acquire managerial expertise and additional complementary distribution network infrastructure or secure exclusive product distribution rights, we have formed certain majority-owned subsidiaries. We currently have four majority-owned subsidiaries, which are primarily engaged in developing and/or selling our stock-tracking software program, electronic dictionaries, and engine lubricant products. We may form other majority-owned subsidiaries in the future.

In these arrangements, we typically receive at least majority control of the related joint venture and exclusive distribution rights to distribute a product through the subsidiary in exchange for our agreement to market and sell the product through our multiple sales platforms, a minority equity stake and cash consideration. These majority-owned subsidiaries typically involve limited capital investment. To date, our most successful venture has been our electronic learning device-related subsidiary in which we acquired rights to the electronic learning devices and the services of Guoying Du, one of our current executive officers, and his management team. We entered into this arrangement in December 2003 and in July 2005 we acquired the remaining 49% of this company. Following this transaction, we promoted Guoying Du to head our nationwide distribution network. For a description of the acquisition, see Item 7.B, “Major Shareholders and Related Party Transactions — Related Party Transactions”.

Competition

Because of our integrated vertical business model, we face competition from the following companies operating in our value chain:

•	Other TV direct sales companies operating in China with generally similar business models to ours, including Pacific Media and China SevenStar;

•

TV home shopping companies that operate across China or in large parts of China such as CCTV Home Shopping and Hunan TV Happigo, and companies that operate on multiple channels in multiple provinces, such as Oriental CJ Home Shopping, U-you Home Shopping and TVSN;

•

Domestic and international sellers of consumer branded products that sell their products in China. For example, our Ozing electronic learning devices compete with electronic learning devices under the BBK, e100, Noah and other brands, and our cell phone products compete with similar products sold by local and international cell phone manufacturers;

•

Traditional retailers and distributors, as well as direct marketers, such as Avon, operating in China which currently or in the future may offer competing products and services, including products and services under their own brand, or may otherwise offer or seek to offer small and medium manufacturers and suppliers distribution capabilities throughout China; and

•	Other Internet and e-commerce companies in China that offer consumer products online via an Internet platform, including eBay’s China site, Alibaba’s Tao Bao, and Dang Dang.

In addition, large multi-national home shopping companies, such as QVC, may enter the China market directly or indirectly. Entry by these players becomes more likely if existing PRC restrictions on content, number of advertising hours per day and foreign ownership of TV stations are relaxed.

We also compete with companies that make imitations of our products at substantially lower prices, such as our Babaka branded posture correction products, which are often sold in department stores, pharmacies and general merchandise stores. See Item 3.D, “Key Information — Risk Factors — Risks Relating to Our Business — We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our product brand, reputation and competitive position. In addition, we may have to enforce our intellectual property rights through litigation. Such litigation may result in substantial cost and diversion of resources and management attention”.

We believe we compete primarily on the basis of the effectiveness of our sales and distribution channels in reaching customers and generating customer appeal for our products and services. We believe we also compete primarily on the basis of the ability to secure significant TV and other media access on a nationwide basis and to effectively manage the TV advertising time and other media resources, such as newspaper and radio advertising, that we secure. In particular, we believe our TV media access and management helps us to be the largest TV direct sales operator in China in terms of revenues, and to maximize the effectiveness of our TV direct sales programs, reduce our risk of product or service failure and minimize associated costs. In addition, we believe we also compete primarily on the basis of our identification and development of product and service brands, which helps to attract new product proposals from independent third parties and product suppliers who otherwise often lack the marketing or distribution capabilities and/or resources required to effectively market and sell their products or develop their own product brands. We also compete on the basis of product quality, price, and quality of our customer service, retail outlet coverage of our nationwide distribution network and speed of delivery. We believe we compete favorably on the basis of each of these factors. However, many of our current or future competitors may have longer operating histories, better brand recognition, greater levels of consumer trust, stronger media management capabilities, better media and supplier relationships, a larger technical staff and sales force and/or greater financial, technical or marketing resources than we do.

Seasonality

Certain of our products are subject to seasonality, such as our electronic learning devices and posture correction product lines and to a lesser extent, our electronic dictionary products. Sales for these products are typically higher around the first and third quarters corresponding with the end and beginning of school semesters in China. Other than seasonality related to these and certain of our other products, our business generally has not been seasonal.

Intellectual Property

We rely on a combination of copyright, trademark, patent, unfair competition laws, as well as nondisclosure agreements and other methods to protect our intellectual property rights. We maintain approximately 40 trademark registrations and are in the process of applying for registrations or transfer for approximately 177 trademarks in China. We own five invention, utilities and packaging design patents in China pertaining to our sleeping aid products, neck protected pillow, body relaxing chairs, posture correction products and engine lubricant products.

The legal regime in China for the protection of intellectual property rights is still at a relatively early stage of development. Despite many laws and regulations promulgated and other efforts made by China over the years to enhance its regulation and protection of intellectual property rights, private parties may not enjoy intellectual property rights in China to the same extent as they would in many western countries, including the United States, and enforcement of such laws and regulations in China have not achieved the levels reached in those countries. Therefore, it is difficult and expensive to police and enforce against infringement of intellectual property rights in China. Imitation or counterfeiting of our products or other infringement of our intellectual property rights, including our trademarks, could diminish the value of our various brands or otherwise adversely affect our net revenues. See Item 3.D, “Key Information — Risk Factors — Risks Relating to Our Business — We may not be able to prevent others form unauthorized use of our intellectual property, which could harm our product brand, reputation and competitive position. In addition, we may have to enforce our intellectual property rights through litigation. Such litigation may result in substantial cost and diversion of resources and management attention”.

We have in the past been, currently are, and in the future may again be, the subject of claims for infringement, invalidity, or indemnification relating to other parties’ proprietary rights. For example, in June 2007, NavInfo Co., Ltd., or NavInfo, filed a suit in the People’s Court of Haidian District against Shanghai HJX, Beijing Acorn, Shanghai Network and Shenzhen Careland Information System Co., Ltd., or Careland, alleging that the digital maps incorporated in our GPS products and provided by Careland infringed on NavInfo’s copyrighted digital map, and asserted damages of RMB2.5 million. On the same day NavInfo filed a suit in the same court against Careland, Shanghai Network and Beijing Acorn on a similar matter and asserted damages of RMB2.5 million. The court ruled in favor of NavInfo in the suits and awarded NavInfo total compensation of RMB1,000,000. Shanghai HJX, Beijing Acorn, Shanghai Network and Careland have appealed the court’s decisions and the appeals are currently pending. On December 25, 2007, NavInfo filed another suit in the same court against Shanghai HJX, Beijing Acorn and Careland on a similar matter and asserted damages of RMB2.5 million. This legal proceeding is currently pending. Careland has agreed to indemnify us for any losses we suffer in connection with the suits. We believe that this legal proceeding will not have a material adverse effect on our financial conditions.

On October 26, 2007, Beijing Ren’ai Education Research Institute, or Beijing Ren’ai, filed a suit in Henan Puyang Intermediate People’s Court against Shanghai HJX and Henan Puyang Hualong Commercial Building Co., Ltd., or Hualong Building, alleging that the English programs we provide to the users of our electronic learning devices infringe upon the copyright of Beijing Ren’ai. Beijing Ren’ai claimed damages of RMB500,000. This legal proceeding is still pending. On November 5, 2007, Beijing Ren’ai filed an additional suit in Anhui Hefei Intermediate People’s Court against Shanghai HJX, Hefei Huitong Science and Trade Co., Ltd. and Hefei Xinhua Bookstore Co., Ltd. Anhui Bookstore on making a similar allegation claiming RMB500,000 in compensation. On May 4, 2008, the Anhui Hefei Intermediate People’s Court ruled that Shanghai HJX and Hefei Huitong Science and Trade Co., Ltd. should cease infringement of the copyright of Beijing Ren’ai and ordered Shanghai HJX to pay RMB20,000 in damages. We believe that the legal proceedings will not have a material adverse effect on our financial conditions. See Item 3.D, “Key Information — Risk Factors — We have in the past been, currently are, and in the future may again be, subject to intellectual property rights infringement claims by third parties, which could be time-consuming and costly to defend or litigate, divert our attention and resources, or require us to enter into licensing agreements. These licenses may not be available on commercially reasonable terms, or at all”.

Management Information System

Our management information system and technology infrastructure is designed to support our key operations. Full redundancy design and data backup are built into our systems. We also have an uninterruptible power supply that can provide up to four hours of power in case of power outage to allow full functioning of our call center and customer services operations during that period.

Our major system modules and functions, which facilitate various aspects of our business, include the following:

•

Call center business management system, which facilitates automatic incoming call connection to available sales representatives or customer service representatives, data collection and organization of information received through call center representatives’ caller interactions, processing of after-sales service issues and monitoring of call center representatives for training and quality assurance purposes;

•	Outbound call management system, which facilitates automatic outgoing dialing processes from a predetermined subgroup derived from our database and matches calls with available representatives;

•	Database management system, which facilitates the collection and updating of customer information;

•	Short message service, or SMS, system, which supports SMS product order confirmation and advertising;

•	TV direct sales monitoring system, which facilitates monitoring and analysis of TV direct sales programs, including timing, quality and effectiveness; and

•	Database backup.

In addition, our four warehouses are connected to a central inventory management system through virtual private network connections. Reports are generated and reconciled daily to provide management with up-to-date inventory information.

We believe our information technology system is one of the key tools with which we are able to identify market trends and demands early.

Chinese Government Regulations

The PRC government extensively regulates the industries in which we operate our business. We operate our direct sales and advertising businesses in China under a legal regime consisting of the State Council, which is the highest authority of the executive branch of the PRC central government, and several ministries and agencies under its authority including, among others, the State Administration for Industry and Commerce, or SAIC, the Ministry of Commerce, or MOFCOM, the State Administration for Radio, Film and Television, or SARFT, the State Administration for Food and Drug, or SAFD and the Ministry of Information Industry, or MII.

In the opinion of our PRC legal counsel, King & Wood, except as disclosed in Item 3.D, “Key Information — Risk Factors — Risks Related to the Regulation of Our Business — If the PRC government takes the view that we did not obtain the necessary approval for our acquisition of Shanghai Advertising, we could be subject to penalties”, and as disclosed in Item 3. D, “Key Information – Risk Factors – Risks Related to the Regulation of Our Business - If the PRC government takes the view that our acquisition of Shanghai Advertising does not comply with PRC governmental restrictions on foreign investment in advertising, we could be subject to severe penalties”, (1) the ownership structures of our directly owned PRC subsidiaries comply with existing PRC laws and regulations; and (2) the ownership structure of our affiliated entities and our contractual arrangements with our affiliated entities and their shareholders are valid, binding and enforceable, and do not and will not result in a violation of existing PRC laws and regulations.

The TV direct sales industry and other direct sales industries in China are still in their infancy and the competitive landscape and range of products being offered continue to evolve rapidly. There are substantial uncertainties regarding the interpretation and application of existing or proposed PRC laws and regulations. We cannot assure you that the PRC regulatory authorities would find that our corporate structure and our business operations comply with PRC laws and regulations. If the PRC government finds us to be in violation of PRC laws and regulations, we may be required to pay fines and penalties, obtain certain licenses, approvals, or permits and change, suspend or discontinue our business operations until we comply with applicable laws.

The following discussion sets forth a summary of what we believe are the most significant regulations or requirements that affect our business activities in China and our shareholders’ right to receive dividends and other distributions from us.

Regulatory Requirements for Foreign Participation

Direct Sales and Wholesale Distribution Businesses

Foreign investments in direct sales and wholesale businesses are both principally governed by the Administrative Measures on Foreign Investment in Commercial Sector promulgated by the Ministry of Commerce, or the Commercial Sector Measures, on April 16, 2004. The Commercial Sector Measures lowered the previous thresholds for foreign investors to enter the commercial sector in China and completely removed the previous restrictions on the location of and maximum foreign shareholding percentage in foreign-invested commercial enterprises as of December 11, 2004. Under the Commercial Sector Measures, the establishment of a foreign-invested direct sales (including direct sales via TV, telephones, mail and Internet) or wholesale distribution enterprise must obtain approval from MOFCOM or its authorized local counterparts.

Under the PRC Law on Sino-foreign Equity Joint Venture Enterprises (revised in 2001), the PRC Law on Sino-foreign Cooperative Joint Venture Enterprises (revised in 2000), and the PRC Law on Wholly Foreign-owned Enterprises (revised in 2000), a foreign-invested enterprise is allowed to sell its self-produced products. Our distribution of our proprietary branded products is primarily conducted by our indirect subsidiaries which manufacture these proprietary branded products and sell such products as their self-produced products. Under the PRC laws, sellers of special products, such as medicine, medical devices and health protection products, are required to review the necessary manufacturing permits provided by the manufacturers.

Advertising Services

Until recently, the advertising industry was a restricted industry for foreign investment under the Guideline Catalogue of Foreign Investment Industries (2004 Revision). However, on October 31, 2007, the National Development and Reform Commission and MOFCOM jointly issued the Guideline Catalogue of Foreign Investment Industries (2007 Revision) that removed the advertising industry from the restricted list for foreign investment. The new guideline became effective as of December 1, 2007. As a permitted industry, approval of MOFCOM or its local counterpart is no longer required for a foreign invested enterprise or its domestic subsidiary to invest in advertising.

Direct investment by foreign investors in the advertising industry in China is further subject to the Administrative Regulation on Foreign-Invested Advertising Enterprises jointly promulgated by MOFCOM and SAIC on March 2, 2004. Under this advertising regulation, foreign investors are required to have had at least three years experience in directly operating an advertising business outside of China before they may receive approval to own 100% of an advertising business in China. Foreign investors that do not have three years experience are permitted to invest in advertising businesses, provided that such foreign investors have at least two years of direct operations in the advertising business outside of China and that such foreign investors may not own 100% of advertising businesses in China. Furthermore, all foreign invested advertising companies must obtain approval from SAIC or MOFCOM or their local counterparts.

On April 11, 2006, SAIC and MOFCOM also issued a Notice on the Issues Concerning Foreign Investors’ Establishing Foreign-Invested Advertising Enterprises through Equity Merger and Acquisition requiring that foreign-invested advertising enterprises that are established by foreign investors through equity mergers or acquisitions also satisfy the conditions of the Administrative Regulation on Foreign-Invested Advertising Enterprises.

Our Direct Sales Operations

Due to the complicated and lengthy approval process and MOFCOM’s uncertain position towards approving investment in direct sale business by foreign investors under the Commercial Sector Measures, our direct sales business is currently conducted by our consolidated affiliated enterprises owned by Don Dongjie Yang and David Chenghong He — Shanghai Network and Beijing Acorn. As domestic companies, these companies are not subject to the Commercial Sector Measures, but they are controlled by us through a set of contractual arrangements. See Item 4.C, “Information on the Company — Organizational Structure”. In the opinion of our PRC legal counsel, King & Wood:

•	The ownership structures of Acorn Information, Shanghai Network and Beijing Acorn are in compliance with existing PRC laws and regulations; and

•

Our contractual arrangements among Acorn Information, Shanghai Network and Beijing Acorn and their shareholders are valid, binding and enforceable, and do not and will not result in a violation of existing PRC laws and regulations.

We have been advised by our PRC legal counsel, King & Wood, however, that there may be changes and other developments in PRC laws and regulations. Accordingly, there can be no assurance that the PRC regulatory authorities, in particular SAIC and MOFCOM, which regulate foreign investment in direct sales companies, will not in the future take a view that is contrary to the above opinions of our PRC legal counsel. If the current agreements that establish the structure for conducting our PRC direct sales business were found to be in violation of existing or future PRC laws or regulations, we may be required to restructure our ownership structure and operations in China to comply with PRC laws and regulations, or we could be subject to severe penalties. See Item 3.D, “Key Information — Risk Factors — Risks Related to the Regulation of Our Business — If the PRC government takes the view that the agreements that establish the structure for operating our TV and direct sales business in China do not comply with PRC governmental restrictions on foreign investment in these areas, we could be subject to severe penalties”.

Our Advertising Operations

On September 24, 2007, we acquired 100% of the legal ownership of Shanghai Advertising, which had been one of our affiliated entities, through Shanghai Acorn Enterprise Management Consulting Co., Ltd., or Acorn Consulting. At the time of our acquisition, the advertising industry was still a restricted industry for foreign investment under the Guideline Catalogue of Foreign Investment Industries (2004 Revision), and required the approval of Shanghai Foreign Investment Commission, or SFIC, MOFCOM’s local counterpart in Shanghai. However, we completed the registration of such acquisition with Pudong Administration of Industry and Commerce in Shanghai on September 24, 2007 without SFIC’s approval based on SFIC’s advice that this acquisition was a purely domestic acquisition without any foreign related issues. Our PRC legal counsel, King & Wood, has advised us that it is unlikely that we would be required by the PRC regulatory authorities, in particular SAIC and MOFCOM, both as regulators of foreign investment, to seek such approval to make up for our deficiency or any penalties would be imposed upon us for failure to obtain such approval. However, we cannot assure you that SAIC or MOFCOM will not take a different view from ours. See Item 3.D, “Key Information — Risk Factors — Risks Related to the Regulation of Our Business — If the PRC government takes the view that we did not obtain the necessary approval for our acquisition of Shanghai Advertising, we could be subject to penalties.”

We have been further advised by King & Wood that, according to an anonymous consultation with SFIC, because our acquisition of Shanghai Advertising was completed through Acorn Consulting, a domestic subsidiary of foreign invested enterprises, the acquisition was not subject to the requirement that foreign investors have the requisite years of operating experience in an advertising business outside of China. Similarly, Pudong Administration of Industry and Commerce in Shanghai did not require us to show that Acorn Consulting had the requisite years of operating experience either before or after it accepted the registration of the acquisition and issued a new business license to Shanghai Advertising on September 24, 2007. However, we cannot assure you that the PRC government will not take a different view from ours. If the PRC government determines that we did not obtain the requisite approval or that this acquisition violated the requirements on foreign investment or re-investment in advertising businesses in China, we may be subject to severe penalties including, among others, the revocation of the business licenses of our related subsidiaries, discontinuation of our advertising operations, the imposition of conditions with which we or our PRC subsidiaries may be unable to comply, and the restructuring of Shanghai Advertising. The imposition of any of these penalties could result in a material adverse effect on our ability to conduct our business. See Item 3.D, “Key Information — Risk Factors — Risks Related to the Regulation of Our Business — If the PRC government takes the view that our acquisition of Shanghai Advertising does not comply with PRC governmental restrictions on foreign investment in advertising, we could be subject to severe penalties.”

Our Wholesale Distribution Operations

Historically, our wholesale distribution business was conducted through our two affiliated entities, Shanghai Acorn Network Technology Development Co., Ltd. and Beijing Acorn Trade Co., Ltd. due to the complicated approval process and MOFCOM’s uncertain position toward approving investment in wholesale distribution business by foreign investors. On December 5, 2007, we received approval from Shanghai Qingpu People’s government approving our setup of Acorn Trade (Shanghai) Co. Ltd., or Acorn Trade, a PRC subsidiary wholly-owned by China DRTV, to conduct our wholesale distribution business. A valid business license was issued by Shanghai Administration of Industry and Commerce on December 13, 2007.

Regulation of Manufacturing and Sale of Special Consumer Products

Some of the products we offer through our direct sales platforms and some of the proprietary branded products we manufacture and sell are categorized as medical devices. Therefore, we are required to comply with relevant PRC laws and regulations regarding the manufacture and sale of medical devices.

In the PRC, medical devices are classified into three different categories for regulation and supervision by SAFD, depending on the degree of risk associated with each medical device and the extent of regulation needed to ensure safety and proper operation of the product. Class I includes medical devices posing a low risk to the human body, whose operation and safety can be assured through routine inspection. Class II includes those with medium risk to the human body, which warrant a greater degree of regulation. Class III includes those devices that pose a potential high risk to the human body, are implanted in the human body, or are used to support or sustain life, and therefore are subject to tight regulation. All the medical devices that we manufacture belong to Class II above. Under PRC laws and regulations, manufacturers of Class II medical devices must apply to the provincial-level SAFD for a valid Medical Device Manufacturing Enterprise License and Class II medical device operators must hold a valid Medical Device Operation Enterprise License, with limited exceptions. In addition, manufacturers of Class II medical devices must register their manufactured Class II medical devices with SAFD at the provincial level and obtain a Medical Device Registration Certificate. Violation of these provisions may result in fines, termination of operations, confiscation of illegal income, or in the most serious cases, criminal prosecution.

Our oxygen generating device manufacturing and distribution subsidiary, Beijing Youngleda, holds a valid Medical Device Manufacturing Enterprise License, which expires on July 13, 2010. A Medical Device Registration Certificate has also been issued for our Youngleda oxygen generating devices with a valid term of four years from May 8, 2005. Another of our subsidiaries, Acorn International Electronic (Shanghai) Co., Ltd. holds a valid Medical Device Manufacturing Enterprise License that expires on August 2, 2010 and a Medial Device Registration Certificate for sleeping aid products with a valid term of four years from December 27, 2005. In addition, Shanghai HJX holds a Medical Device Operation Enterprise license which expires on January 3, 2010. Separately, our two direct sale affiliated entities, Shanghai Network and Beijing Acorn, hold valid Medial Device Operation Enterprise Licenses, which expire on January 3, 2010 and July 3, 2010, respectively. On November 24, 2006, Zhuhai Acorn Electronic Technology Co., Ltd. obtained a Medical Device Manufacturing Enterprise License expiring on November 24, 2011.

Regulation of Internet Content Providers

We currently operate www.chinadrtv.com through which our customers can familiarize themselves with our products. We are required to comply with the Administrative Measures on Internet Content Services issued by the State Council on September 20, 2000 and the Administrative Measures on Internet Pharmaceuticals Information Services issued by SAFD on July 8, 2005 in our operation of the website.

Under the Administrative Measures on Internet Content Services, Internet content providers must apply for a Telecommunications and Information Services Operating License, or ICP License, or a Value-added Telecommunications Business Permit for Internet Information Service if they are deemed to be an “operating business”. Internet content providers not deemed to be operating businesses are only required to file a registration with the relevant information industry authorities. The online dissemination of information regarding medical devices must also be approved by SAFD at the provincial level and validated by an Internet Pharmaceuticals Information Service Qualification Certificate issued by SAFD. Violation of these provisions will result in a warning, an order to rectify within a certain period, a fine, or the closing of the website.

We currently hold a Trans-regional Value-added Telecommunications Business Permit for Internet Information Service issued by MII, which expires on November 25, 2010 and an Internet Pharmaceuticals Information Service Qualification Certificate, which expires on May 9, 2011.

Regulation of Advertising Activities

The principal regulations governing advertising businesses in China include the Advertising Law (1994) and the Advertising Administrative Regulations (1987) and Implementing Rules on the Advertising Administrative Regulations (2004 Revision). SARFT and SAIC are the main responsible regulatory authorities in China overseeing the entire advertising industry. SAIC has the authority to make administrative rules to regulate advertising activities, register or approve the establishment of advertising companies, and examine and oversee daily advertising activities to ensure relevant regulations are not violated. In addition to supervision by SAIC, SARFT sets technical standards for broadcasting, regulates signal landings among different broadcasting networks and monitors the operations of all TV and radio stations. Due to the politically sensitive nature of China’s media industry, the contents of TV and radio programs must go through a lengthy approval process prior to broadcasting. Contents of advertisements, which are regulated to a lesser extent, must be approved by the TV or radio stations carrying the advertisements and proper advertising committee(s), effectively eliminating the possibility of broadcasting real-time, live advertising programs. The current regulations also prohibit private enterprises from owning or operating a TV or radio station.

Business License for Advertising Companies

Companies that engage in advertising activities must obtain from the SAIC or its local branches a business license with advertising business specifically included in the business scope. A company conducting advertising activities without such a license may be subject to penalties, including fines, confiscation of advertising income and an order to cease advertising operations. Our subsidiary Shanghai Advertising has obtained a business license with advertising specifically included in the business scope from the local branch of SAIC.

Advertising Airtime

Since the Chinese government imposes strict regulations on TV station/channel ownership and operations, TV home shopping companies can only purchase blocks of airtime for product advertising as opposed to engaging in long-term channel leasing agreements as in some other countries. In addition to regulating TV station ownership, SARFT also sets regulatory standards on the amount of advertising time allowed on TV broadcasting.

Airtime used to broadcast TV home shopping programs is typically considered to be advertising time. Current regulations require that total airtime allocated to advertising on a TV channel not exceed 20% of the total broadcasting hours on a daily basis and not exceed 15% of the broadcasting hours between 19:00 and 21:00. The total airtime of a TV shopping program is limited to 15 minutes per hour except on special shopping channels.

Under current PRC law, advertising operators can only sell advertising airtime to advertisers and are not allowed to sell to other advertising operators.

Advertising Content

PRC advertising laws and regulations set forth certain content requirements for advertisements in China, which include prohibition on, among other things, misleading content, superlative wording, socially destabilizing content, or content involving obscenities, superstition, violence, discrimination, or infringement of the public interest. Advertising for medical devices, health and wellness and other special products are subject to stricter regulation which prohibits any unscientific assertions or assurances in terms of effectiveness or usage, comparison with other similar products in terms of effectiveness or safety, and reference to medical research institutes, academic institutions, medical organizations, experts, doctors, or patients regarding the effectiveness or safety of the products advertised. In addition, all advertising relating to medical devices, health and wellness agrochemicals, as well as other advertisements that are subject to censorship by administrative authorities pursuant to relevant laws and regulations, must be submitted to the relevant administrative authorities for content review and approval prior to dissemination. Furthermore, SARFT and SAIC have recently issued a circular temporarily prohibiting, after August 1, 2006, the advertising of pharmaceutical products, diet and slimming products, medical devices, breast enhancement products and height increasing products in the form of TV- and radio-based direct sales programs pending adoption of new government rules. See Item 3.D, “Key Information — Risk Factors — Risks Related to the Regulation of Our Business — Governmental actions to regulate TV- and radio-based direct sales programs of medical devices and diet and slimming products will adversely impact sales of our branded neck massager product line and some of our other products and may adversely impact our future overall operating results”.

Entities whose products are to be advertised, or advertisers, entities offering advertising services such as linking advertisers with TV stations or newspapers, or advertising operators, and disseminators are all required by PRC laws and regulations to ensure that the content of advertising they produce or disseminate is true and in full compliance with applicable laws and regulations. In providing advertising services, advertising operators and disseminators must review the prescribed supporting documents provided by advertisers and verify that the content of advertising complies with applicable laws and regulations. In addition, prior to disseminating advertisements for certain commodities which are subject to government censorship and approval, advertising disseminators are obligated to check the relevant approval documents for those advertisements. Violation of these regulations may result in penalties, including fines, confiscation of advertising income, orders to cease dissemination of the advertising, orders to publish a correction of the misleading information and criminal punishment. In circumstances involving serious violations, SAIC or its local counterparts may revoke the violator’s licenses or permits for advertising business operations. Furthermore, advertisers, advertising operators, and disseminators may be subject to civil liability if they infringe on the legal rights and interests of third parties in the course of their advertising business.

Beginning on January 1, 2008, advertisers dealing with advertisements that relate to pharmaceuticals, medical devices and health related foods are subject to a credit rating. SAFD and its local branches will annually collect information relating to the advertiser’s record of compliance with the relevant advertising regulations in respect of the above products, and grade the credit of distributors based on the collected information. The credit rating of each advertiser will be either good credit, dishonor credit, or material dishonor credit. Any violations of related laws and regulations within one year by the advertising operator may result in a rating of dishonor credit or material dishonor credit for that year. Distributors with dishonor credit or material dishonor credit may be ordered to take corrective measures and may be subject to special supervision and/or public disclosure of their credit ratings.

In addition, PRC unfair competition law prohibits us and our distributors from conveying misleading, false or inaccurate information with respect to product quality, production, functionality, or other features, through advertising.

We have employed advertising industry professionals who will examine the content of our advertising and who will apply for the necessary approvals and permits for advertising certain special consumer products. In addition, our advertising channels, such as TV stations, newspapers, and radio stations, employ advertising inspectors who are trained to review advertising content for compliance with relevant laws and regulations. However, we cannot assure you that all of our advertising is in compliance with relevant PRC laws and regulations, nor can we assure you that the advertising our distributors place on local media networks complies with relevant PRC laws and regulations. In the past, we have been fined for certain advertising that is considered misleading or false by authorities. In some cases, we were required to accept product returns. Moreover, the SAFD issued a circular on October 31, 2005 announcing that advertising placed in several local newspapers by us and one of our distributors for our sleeping aid products and oxygen generating devices violated the relevant laws by including unapproved content. These violations for the sleeping aid products advertising were considered by SAFD to be a serious violation. The local SAFDs have ordered such advertising to be discontinued for use. As of January 1, 2008, any violation of advertising regulations relating to our sleeping aid product and oxygen generating devices by us or our distributors may result in SAFD issuing a rating to us or our distributors of dishonor credit or material dishonor credit. See Item 3.D, “Key Information — Risk Factors — Risks Related to the Regulation of Our Business — We and our distributors are subject to various laws regulating our advertising, including the content of our TV direct sales programs, and any violation of these laws by us or our distributors could result in fines and penalties, harm our product or service brands and result in reduced net revenues”.

Foreign Exchange Control and Administration

Foreign exchange in China is primarily regulated by:

•	The Foreign Currency Administration Rules (1996), as amended; and

•	The Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996), or the Administration Rules.

Under the Foreign Currency Administration Rules, Renminbi is convertible for current account items, including the distribution of dividends, interest payments, and trade and service-related foreign exchange transactions. Conversion of Renminbi into foreign currency for capital account items, such as direct investment, loans, investment in securities, and repatriation of funds, however, is still subject to the approval of SAFE.

Under the Administration Rules, foreign-invested enterprises may only buy, sell, and remit foreign currencies at banks authorized to conduct foreign exchange transactions after providing valid commercial documents and, in the case of capital account item transactions, only after obtaining approval from SAFE. Capital investments directed outside of China by foreign-invested enterprises are also subject to restrictions, which include approvals by SAFE, and the State Reform and Development Commission.

We receive a portion of our revenue in Renminbi, which is currently not a freely convertible currency. Under our current structure, our income will be primarily derived from dividend payments from our subsidiaries in China.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of Renminbi into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi will be permitted to fluctuate within a band against a basket of certain foreign currencies. This change in policy resulted initially in an approximately 2.0% appreciation in the value of the Renminbi against the U.S. dollar. There remains significant international pressure on the PRC government to adopt a substantial liberalization of its currency policy, which could result in a further and more significant appreciation in the value of the Renminbi against the U.S. dollar.

Regulation of Foreign Exchange in Certain Onshore and Offshore Transactions

In January and April 2005, the PRC State Administration of Foreign Exchange, or SAFE, issued two rules that require PRC residents to register with and receive approvals from SAFE in connection with their offshore investment activities. SAFE has announced that the purpose of these regulations is to achieve the proper balance of foreign exchange and the standardization of the cross-border flow of funds.

On October 21, 2005, SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-raising and Reverse Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or Notice 75, which became effective as of November 1, 2005. Notice 75 replaced the two rules issued by SAFE in January and April 2005 mentioned above. According to Notice 75:

•

prior to establishing or assuming control of an offshore company for the purpose of financing that offshore company with assets or equity interests in an onshore enterprise in the PRC, each PRC resident, whether a natural or legal person, must complete the overseas investment foreign exchange registration procedures with the relevant local SAFE branch;

•

an amendment to the registration with the local SAFE branch is required to be filed by any PRC resident that directly or indirectly holds interests in that offshore company upon either (1) the injection of equity interests or assets of an onshore enterprise to the offshore company, or (2) the completion of any overseas fund raising by such offshore company; and

•

an amendment to the registration with the local SAFE branch is also required to be filed by such PRC resident when there is any material change involving a change in the capital of the offshore company, such as (1) an increase or decrease in its capital, (2) a transfer or swap of shares, (3) a merger or division, (4) a long term equity or debt investment, or (5) the creation of any security interests over the relevant assets located in China.

Moreover, Notice 75 applies retroactively. As a result, PRC residents who have established or acquired control of offshore companies that have made onshore investments in the PRC in the past are required to complete the relevant overseas investment foreign exchange registration procedures by March 31, 2006. Under the relevant rules, failure to comply with the registration procedures set forth in Notice 75 may result in restrictions being imposed on the foreign exchange activities of the relevant onshore company, including the payment of dividends and other distributions to its offshore parent or affiliate and the capital inflow from the offshore entity, and may also subject relevant PRC residents to penalties under PRC foreign exchange administration regulations.

On May 29, 2007, SAFE issued a Notice on Issuing Implementing Rules and Procedures of Notice on Issues Relating to the Administration of Foreign Exchange in Financing and Round-trip Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or Notice 106. As the implementing rules of Notice 75, Notice 106 clarified the application of Notice 75 to some extent.

As a Cayman Islands company, and therefore a foreign entity, if Acorn International purchases the assets or an equity interest of a PRC company owned by PRC residents in exchange for our equity interests, such PRC residents will be subject to the registration procedures described in Notice 75 and Notice 106. Moreover, PRC residents who are beneficial holders of our shares are required to register with SAFE in connection with their investment in us.

As a result of the uncertainties relating to the interpretation and implementation of Notice 75 and Notice 106, we cannot predict how these regulations will affect our business operations or strategies. For example, our present or future PRC subsidiaries’ ability to conduct foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, may be subject to compliance with such SAFE registration requirements by relevant PRC residents, over whom we have no control. In addition, we cannot assure you that any such PRC residents will be able to complete the necessary approval and registration procedures required by the SAFE regulations. We require all shareholders in Acorn International who are PRC residents to comply with any SAFE registration requirements and we understand that the relevant shareholders have registered their offshore investment in us with Shanghai SAFE, but we have no control over either our shareholders or the outcome of such registration procedures. Such uncertainties may restrict our ability to implement our acquisition strategy and adversely affect our business and prospects. See Item 3.D, “Key Information — Risk Factors — Risks Relating to China — Regulations relating to offshore investment activities by PRC residents may increase the administrative burden we face and create regulatory uncertainties that could restrict our overseas and cross-border investment activity, and a failure by our shareholders who are PRC residents to make any required applications and filings pursuant to such regulations may prevent us from being able to distribute profits and could expose us and our PRC resident shareholders to liability under PRC law”.

Regulation of Overseas Listings

On August 8, 2006, six PRC regulatory agencies, including MOFCOM, the State Assets Supervision and Administration Commission, or SASAC, the State Administration for Taxation, SAIC, the CSRC, and SAFE, jointly adopted the Regulation on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the New M&A Rule, which became effective on September 8, 2006. This New M&A Rule, among other things, purports to require offshore SPVs formed for listing purposes and controlled directly or indirectly by PRC companies or individuals, such as our company, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange. See Item 3.D, “Key Information — Risk Factors — Risks Relating to China — Our failure to obtain the prior approval of the China Securities Regulatory Commission, or the CSRC, for the listing and trading of our ADSs on the New York Stock Exchange could have a material adverse effect on our business, operating results, reputation and trading price of our ADSs.”

Dividend Distributions

Pursuant to the Foreign Currency Administration Rules promulgated in 1996 and amended in 1997 and various regulations issued by SAFE and other relevant PRC government authorities, the PRC government imposes controls on the convertibility of RMB into foreign currencies and, in certain cases, the remittance of currency out of China.

The principal regulations governing the distribution of dividends paid by wholly foreign-owned enterprises and Sino-foreign joint equity enterprise enterprises include:

•	The Wholly Foreign-Owned Enterprise Law (1986), as amended in 2000;

•	The Wholly Foreign-Owned Enterprise Law Implementing Rules (1990), as amended in 2001;

•	The Sino-foreign Joint Equity Enterprise Law (1979), as amended in 2001;

•	The Sino-foreign Joint Equity Enterprise Law Implementing Rules (1983), as amended in 2001; and

•	Company Law of the PRC (2005).

Under these regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, a foreign-invested enterprise in China is required to set aside at least a certain percentage of its after-tax profit based on PRC accounting standards each year to its general reserves. These reserves are not distributable as cash dividends. The board of directors of a foreign-invested enterprise has the discretion to allocate a portion of its after-tax profits to employee welfare and bonus funds. These funds, however, may not be distributed to equity owners except in the event of liquidation.

C.    Organizational Structure

We commenced operations in 1998 through Beijing Acorn, and in 2000, two other operating companies, Shanghai Acorn Network Co., Ltd., or Shanghai Acorn, and Shanghai Acorn Trade and Development Co., Ltd., or Shanghai Trade, were established and commenced business operations.

Prior to January 1, 2005, our business was operated through Beijing Acorn, Shanghai Acorn and Shanghai Trade, including their subsidiaries. Each of these three operating companies, referred to as the “combined entities”, was under common management, was operated on an integrated basis and was beneficially owned by the same shareholders and, with limited exception, in the same shareholding percentages. To enable us to raise equity capital from investors outside of China, we established a holding company structure by incorporating China DRTV in the British Virgin Islands on March 4, 2004. In 2004, China DRTV formed four PRC subsidiaries and two consolidated PRC affiliated entities. As part of a restructuring to implement an offshore holding company structure to comply with PRC laws imposing restrictions on foreign ownership in direct sales, wholesale distributor and advertising businesses, each of the combined entities, including their subsidiaries, transferred to China DRTV’s newly created consolidated subsidiaries and affiliated entities, by means of an asset transfer and liability assumption, substantially all their assets and liabilities at their net book values, except that (a) the assets and liabilities of one of the combined entities’ subsidiaries were transferred through the transfer to China DRTV of all of that subsidiary’s capital stock, and (b) after one of the three pre-restructuring operating companies, Beijing Acorn, transferred certain of its assets to two of China DRTV’s subsidiaries, its shareholders transferred their equity interests in Beijing Acorn to two PRC individuals, with Beijing Acorn becoming an additional China DRTV affiliated entity. Commencing on January 1, 2005 our business was conducted through China DRTV and its subsidiaries and, until recently, our three affiliated entities. Other than Beijing Acorn and the other transferred subsidiary, each of the pre-restructuring companies previously engaged in the business was liquidated. We have determined that no change in basis in the assets transferred in connection with the restructuring is appropriate as the transfers constituted a transfer of net assets by entities under common control.

In connection with our initial public offering, we incorporated Acorn International, Inc. in the Cayman Islands on December 20, 2005 as our listing vehicle. Acorn International Inc. became our ultimate holding company when it issued shares to the existing shareholders of China DRTV on March 31, 2006 in exchange for all of the shares that these shareholders held in China DRTV. In September 2007, we entered into a share purchase agreement to acquire a Hong Kong company and we expect the acquisition to close within the next few months. In October 2007, we formed two Hong Kong subsidiaries wholly-owned by China DRTV, Bright Rainbow Investments Limited and Emoney Investments Limited. On December 13, 2007, we formed Acorn Trade (Shanghai) Co., Ltd., a PRC subsidiary wholly-owned by China DRTV, through which we conduct our wholesale distribution business. Prior to this, our wholesale distribution business was conducted through our two affiliated entities, Shanghai Network and Beijing Acorn. In April, 2008, we transferred 100% of the ownership interest in Shanghai HJX to Bright Rainbow Investments Limited.

Shanghai Network and Beijing Acorn, our two affiliated entities, are currently owned by two PRC citizens, Don Dongjie Yang, our president, and David Chenghong He, one of our executive officers. Shanghai Network is primarily engaged in our TV direct sales business throughout China except for Beijing. Beijing Acorn is primarily engaged in our TV direct sales business in Beijing. We have entered into contractual arrangements with these two affiliated entities pursuant to which our wholly owned subsidiary, Acorn Information Technology

(Shanghai) Co., Ltd., provides technical support and management services to these affiliated entities. In addition, we have entered into agreements with these two affiliated entities and their shareholders, Don Dongjie Yang and David Chenghong He, providing us with the ability to effectively control each of these affiliated entities. Accordingly, we have consolidated historical financial results of these two affiliated entities in our financial statements as variable interest entities pursuant to US GAAP. In September 2007, we acquired the legal ownership of Shanghai Acorn Advertising Broadcasting Co., Ltd, or Shanghai Advertising, which was previously one of our affiliated entities owned by Don Dongjie Yang and David Chenghong He. We are currently exploring the possibility of acquiring the legal ownership of Shanghai Network, subject to applicable PRC laws and regulations.

In the opinion of our PRC legal counsel, King & Wood, except as disclosed in Item 3.D., “Key Information — Risk Factors — Risks Related to the Regulation of Our Business — If the PRC government takes the view that we did not obtain the necessary approval for our acquisition of Shanghai Advertising, we could be subject to penalties” and as disclosed in Item 3. D, “Key Information — Risk Factors — Risks Related to the Regulation of Our Business — If the PRC government takes the view that our acquisition of Shanghai Advertising does not comply with PRC governmental restrictions on foreign investment in advertising, we could be subject to severe penalties”, (1) the ownership structures of our directly owned PRC subsidiaries comply with existing PRC laws and regulations; and (2) the ownership structures of our two affiliated entities and our contractual arrangements with these affiliated entities and their shareholders are valid, binding and enforceable, and do not and will not result in a violation of existing PRC laws and regulations.

We have been advised by our PRC legal counsel, King & Wood, however, that there may be changes and other developments in PRC laws and regulations. Accordingly, we cannot assure you that the PRC regulatory authorities, in particular SAIC and MOFCOM, which regulate foreign investment in direct sales, wholesale distribution and advertising companies, will not in the future take views that are contrary to the above opinions of our PRC legal counsel. If the current agreements that establish the structure for conducting our PRC direct sales business were found to be in violation of existing or future PRC laws or regulations, we may be required to restructure our ownership structure and operations in China to comply with PRC laws and regulations, or we could be subject to severe penalties. See Item 3.D, “Key Information — Risk Factors — Risks Related to the Regulation of Our Business — If the PRC government takes the view that the agreements that establish the structure for operating our TV and other direct sales business in China do not comply with PRC governmental restrictions on foreign investment in these areas, we could be subject to severe penalties”.

The following diagram illustrates our current corporate structure and the place of formation, ownership interest and affiliation of each of our subsidiaries and the two affiliated entities as of the date of this 20-F(1):

Acorn International, Inc.
(Cayman Islands)
100%
China DRTV, Inc.
(British Virgin Islands)
Bright Rainbow Investments Limited (Hong Kong)
Emoney Investments Limited (Hong Kong)
Offshore
Onshore
100%
Zhuhai Acorn Electronic Technology Co., Ltd.
Beijing Acorn Youngleda Oxygen Generating Co., Ltd.
51%
Shanghai An-Nai-Chi Automobile Maintenance Products Co., Ltd.
Acorn Trade (Shanghai) Co., Ltd.
Acorn Information Technology (Shanghai) Co., Ltd.
Shanghai Yimeng Software Technology Co., Ltd.
Shanghai HJX Digital Technology Co., Ltd.
Zhuhai Sunrana bio-Tech Co., Ltd.
Beijing HJZX Software Technology Development Co., Ltd.
75%
Zhongshan Meijin Digital Technology Co., Ltd.
Acorn International Electronic Technology (Shanghai) Co., Ltd.
50%
Shanghai Acorn Enterprise Management Consulting Co., Ltd.
Shanghai Acorn Advertising Broadcasting Co., Ltd.
Dongjie Yang
Chenghong He
25%
Shanghai Acorn Network Technology Development Co., Ltd.
Beijing Acorn Trade Co., Ltd.
equity ownership
contractual arrangement

(1)	For risks related to our current corporate structure, see Item 3.D, “Key Information — Risk Factors — Risks Related to the Regulation of Our Business”.

(2)	Agreements that provide us with effective control over Shanghai Acorn Network Technology Development Co., Ltd. and Beijing Acorn Trade Co., Ltd. include equity pledge agreements, irrevocable powers of attorney, a loan agreement, operation and management agreements and exclusive purchase agreements.

(3)	The economic benefits of Shanghai Acorn Network Technology Development Co., Ltd. and Beijing Acorn Trade Co., Ltd. accrue to Acorn Information Technology (Shanghai) Co., Ltd.

Material Operating Entities

MOFCOM, or its local counterpart, reviews the application and issues the requisite approval for business operations by foreign entities. Our direct sales business is considered commercial trading and until 2004, foreign investment in commercial trading was highly restricted by PRC regulations. By December 2004, MOFCOM had significantly reduced these restrictions. Nevertheless, to directly operate our direct sales business, we still need to obtain MOFCOM’s approval. Therefore, our direct sales business is currently conducted by our consolidated affiliated entities, Shanghai Network and Beijing Acorn, which hold the necessary licenses to conduct our direct sales business, through the contractual arrangement between Acorn Information, our wholly owned subsidiary in China, and these two consolidated affiliated entities. Our wholesale business is currently conducted by Acorn Trade (Shanghai) Co., Ltd.

Our direct sales business, and our advertising operations in support of our direct sales business, are regulated by SAIC. All of our advertising business operations, which include design, production and publication of TV and other advertising, are conducted by Shanghai Advertising, which used to be one of our affiliated entities. In September 2007, we acquired 100% of the legal ownership of Shanghai Advertising through Shanghai Acorn Enterprise Management Consulting Co., Ltd. The Pudong Administration of Industry and Commerce in Shanghai issued a new business license for Shanghai Advertising to conduct our advertising operations following the acquisition.

In addition, Shanghai HJX, Acorn International Electronic Technology (Shanghai) Co., Ltd., Beijing Acorn Youngleda Oxygen Generating Co., Ltd., or Beijing Youngleda, and Zhuhai Acorn Electronic Technology Co., Ltd. manufacture and distribute through our nationwide distribution network most of our electronic learning devices, posture correction products and oxygen generating devices, respectively, and each provides technical support and after-sales services for such products. The direct sales of our consumer electronics products and other health and wellness products are primarily conducted through Shanghai Network and Beijing Acorn.

Contractual Arrangements with the Consolidated Affiliated Entities and their Shareholders

Our relationships with the two affiliated entities and their shareholders are governed by a series of contractual arrangements. Under PRC law, each of the affiliated entities is an independent legal person and none of them is exposed to liabilities incurred by the other party. Other than pursuant to the contractual arrangements between our wholly owned subsidiary, Acorn Information, and these two affiliated entities, these affiliated entities do not transfer any other funds generated from their operations to us. These contractual arrangements are as set forth below.

Each of our contractual arrangements with these two affiliated entities and their shareholders can only be amended with the approval of our audit committee or another independent body of our board of directors. See Item 7.B, “Major Shareholders and Related Party Transactions — Related Party Transactions” for further information on our contractual arrangements with these parties.

Agreements that Provide Effective Control and an Option to Acquire Shanghai Network and Beijing Acorn

These agreements provide us with effective control over these two affiliated entities and their shareholders, Don Dongjie Yang, our president and one of our directors, and David Chenghong He, one of our executive officers. They include irrevocable powers of attorney, a loan agreement, equity pledge agreements, and operation and management agreements. Under the exclusive purchase agreements, we also have exclusive options to purchase the equity interests of the affiliated entities.

•

Irrevocable Powers of Attorney. Under irrevocable powers of attorney, each of the two shareholders of Shanghai Network and Beijing Acorn, Don Dongjie Yang and David Chenghong He, has granted to designees of Acorn Information, James Yujun Hu, our chief executive officer, and Guoying Du, one of our executive officers, the power to exercise all voting rights of such shareholder in the shareholders’ meetings, including but not limited to the power to determine the sale or transfer of all or part of such shareholder’s equity interest in, and appoint the directors of, Shanghai Network and Beijing Acorn. These irrevocable powers of attorney have terms of 10 years and will automatically renew for another ten years unless terminated by Acorn Information in writing three months prior to their expiry.

•

Loan Agreement. Under the loan agreement among Acorn Information and the shareholders of these two affiliated entities, Don Dongjie Yang and David Chenghong He, Acorn Information made an interest-free loan to Don Dongjie Yang and David Chenghong He in an aggregate amount of $16.2 million and agreed to make additional interest-free loans not exceeding approximately $4.2 million to Don Dongjie Yang and David Chenghong He. The loan is to be used primarily for capital investments by the shareholders in Shanghai Network and Beijing Acorn. The loan can only be repaid by the shareholders’ transfer of their interests in Shanghai Network and Beijing Acorn to Acorn Information or its designee when permissible under PRC law. The initial term of the loan is ten years and will automatically be renewed for another ten years absent a written termination notice from Acorn Information.

•

Operation and Management Agreements. Under the operation and management agreements among Acorn Information, the two shareholders and each of the affiliated entities have agreed that Acorn Information will provide guidance and instructions on daily operations and financial affairs of each of these two affiliated entities. The agreements also state that each of the directors, general managers and other senior management personnel of these affiliated entities will be appointed as nominated by Acorn Information. Acorn Information has the authority to exercise the voting rights on behalf of the two shareholders at the shareholder meetings of the two affiliated entities. Acorn Information has agreed to provide security for contracts, agreements or other transactions entered into by these two affiliated entities with third parties, provided that these affiliated entities shall provide counter-security for Acorn Information using their accounts receivable or assets. In addition, each of these affiliated entities agreed not to enter into any transaction that could materially affect its respective assets, obligations, rights or operations without prior written consent from Acorn Information. The terms of these agreements are ten years and will automatically renew for another ten years absent a written termination notice by Acorn Information.

•

Equity Pledge Agreements. Under the equity pledge agreements among Acorn Information and the two shareholders of the affiliated entities, each of Don Dongjie Yang and David Chenghong He has pledged all of his equity interests in Shanghai Network and Beijing Acorn to Acorn Information to guarantee the performance of the two affiliated entities under the operation and management agreements and the exclusive technical services agreements as described below, as well as their personal obligations under the loan agreements. Each of the shareholders also agrees not to transfer, assign or, pledge his interests in any of these affiliated entities without the prior written consent of Acorn Information. If any of these affiliated entities or either of the two shareholders breaches its respective contractual obligations thereunder, Acorn Information, as pledgee, will be entitled to certain rights, including but not limited to the right to sell the pledged equity interests. The terms of these agreements are ten years and will automatically renew for another ten years absent written termination notice by Acorn Information three months prior to their expiry.

•

Exclusive Purchase Agreements. Pursuant to the exclusive purchase agreements among Acorn Information and each of Shanghai Network and Beijing Acorn and their shareholders, Don Dongjie Yang and David Chenghong He, each of the two shareholders has irrevocably granted Acorn Information or its designee an exclusive option to purchase at any time if and when permitted under PRC law, all or any portion of their equity interests in Shanghai Network and Beijing Acorn for a price that is the minimum amount permitted by PRC law. The terms of these agreements are ten years and will automatically renew for another ten years absent a written termination notice by Acorn Information three months prior to their expiry.

Technical Services Agreements that Transfer Economic Benefits from Shanghai Network and Beijing Acorn to Us

Acorn Information has entered into a technical service agreement with each of the affiliated entities to transfer economic interests in these entities to us. Pursuant to the technical service agreements, Acorn Information is the exclusive provider of technical support and consulting services to the two affiliated entities in exchange for service fees. Under these agreements, each of the affiliated entities may not, among other things, dispose of its assets, dissolve, liquidate, merge with any third parties, provide security to any third parties, distribute dividends, engage in transactions with any of its affiliates, make external investment or conduct any business outside of the ordinary course of their respective businesses without the prior consent of Acorn Information. The term of these agreements is ten years and will automatically renew for another ten years unless terminated by Acorn Information.

D.    Property, Plant and Equipment

We are headquartered in Shanghai and have combined leased office and call center spaces in Beijing and Shanghai of approximately 14,648 square meters in aggregate. Our leases are typically for a term from one to five years. Our four central warehousing hubs cover approximately 5,106 square meters and are subject to varying lease terms. We typically enjoy a priority right to renew our leases for our warehouses. We also utilize without cost four local delivery companies’ warehouses located in Beijing, Hebei, Liaoning, Shanghai and Zhejiang.

Our manufacturing facilities in Beijing, Shanghai, Shenzhen and Zhuhai occupy a total of approximately 14,311 square meters. Our manufacturing facilities in Beijing and Zhuhai are used for the production of our oxygen generating device product line. Our manufacturing facilities in Shanghai are used for the production of our posture correction and engine lubricant product lines. Our manufacturing facility in Shenzhen is used for the production of our electronic learning devices product line. As of December 31, 2007, our production capacity was 5,000 units per day for our electronic learning devices, 8,000 units per day for our posture correction products, and an aggregate of 15,000 units per day for our oxygen generating devices. In 2007, the manufacturing facilities producing our electronic learning devices products operated at or near capacity. In 2007, the daily utilization rate for the manufacturing facilities producing our posture correction products and oxygen generating devices ranged from 50% to 80% and 30% to 90%, respectively. Factors affecting utilization rates are primarily our ability to manage the production facilities and product flows efficiently.

In the fourth quarter of 2007 we signed multiple office building purchase agreements as part of the planned relocation of our headquarters from Yishan Road, Shanghai to a new, larger facility on Tianlin Road, Shanghai, in order to accommodate our growing number of employees and expanding operations. The total purchase price was RMB51.5 million (or approximately $7.1 million). We anticipate that the relocation will occur in the fourth quarter of 2008. See Item 3.D, “Key Information — Risk Factors — Risks Related to Our Business — Our planned relocation of our headquarters may result in temporary disruptions of our operations or a diversion of our management’s attention and resources”.

Uncertainty exists as to our right to use the land on which our manufacturing facilities are built in Beijing and Shanghai. See Item 3.D, “Key Information — Risk Factors — Risks Related to Our Business — Our leases of land and manufacturing facilities in Beijing and Shanghai may not be in full compliance with PRC laws and regulations and we may be required to relocate our facilities, which may disrupt our manufacturing operations and result in decreased net revenues”.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included in this annual report on Form 20-F. This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. See “Forward-Looking Statements.” In evaluating our business, you should carefully consider the information provided under Item 3.D, “Key Information — Risk Factors.” We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

A.    Operating Results

Overview

We are a leading integrated multi-platform marketing company in China with a proven track record of developing and selling branded consumer products and services. Our two operating segments are our TV direct sales platform and nationwide distribution network. We believe that we operate the largest TV direct sales business in China in terms of revenues and TV air time purchased. Through our TV direct sales platform, we market our own proprietary products and services as well as third-party products and services. Our nationwide distribution network extends across all provinces and allows us to reach over 20,000 retail outlets, covering nearly all cities and counties in China. We typically grant our distributors the exclusive right to distribute selected products and services within their respective territories.

We believe our nationally televised TV direct sales programs allow us to build strong product and service brand awareness among China’s consumers and generate significant demand for the products and services that we market within a short period of time. Our nationwide distribution network, coupled with local marketing efforts, helps further enhance the awareness of and demand for marketed products and services, thereby broadening our customer reach and enhancing our product and service penetration on a nationwide basis.

Supporting our direct sales platforms are our call centers, located in Beijing and Shanghai. Our call centers were staffed by 867 sales representatives and 131 customer service personnel as of December 31, 2007. Our Beijing and Shanghai call centers operate 24 hours a day. In 2005, 2006 and 2007, our call centers processed on average approximately 11,800, 12,400 and 18,800 incoming calls per day generated from our TV and other direct sales platforms, respectively.

Our net revenues, which include direct sales net revenues and distribution net revenues, have increased in each of the last three years, to $170.3 million in 2005, $196.5 million in 2006 and $262.1 million in 2007. Direct sales net revenues, which include both net proceeds from products sold through our TV direct sales programs, other direct sale platforms and, beginning in 2006, marketing services revenues, have grown in each of the last three years to $76.8 million in 2005, $107.4 million in 2006 and $184.3 million in 2007. Distribution net revenues, which are derived from sales of products and services to our distributors, grew to $93.5 million in 2005 but declined to $89.1 million in 2006 and further to $77.8 million in 2007.

During 2006, we entered into two new types of arrangements — joint sales arrangements and marketing services arrangements.

Under a joint sales arrangement, we generate TV direct product and services sales revenues through the sale of products or services which our joint sales partners also sell through their own distribution channels. As consideration for the marketing support provided by our TV direct sales programs, we generally also receive additional payments from our joint sales partners based on sales of featured products or services through their own distribution channels. These additional payments are classified as reductions to cost of direct sales revenues via reductions in the purchase price of the products purchased by us from our joint sales partners, similar to vendor rebates. As an example of a joint sales arrangement, in April 2006, we entered into an arrangement with a cell phone manufacturer to be the exclusive TV direct sales platform through which it markets some of its PDA cell phones. In addition to generating TV direct product sales revenues for us, the joint sales partner agreed to pay to us an amount based on the number of units sold by it through its own distribution network. These additional payments have been recorded as reductions to cost of direct sales revenues. In 2007, we also entered into a number of joint sales arrangements, under which our joint sales partner shares the cost of advertising expenses for featured products or services rather than paying an additional amount based on sales of featured products or services through its own distribution channel. The amount or percentage of the cost of advertising expenses borne by a joint sales partner varies with each such arrangement. Our advertising expenses are presented net of amounts borne by joint sales partners under these joint sales arrangements. As an example of such joint sales agreement, in November 2007 we entered into an arrangement with Gionee to be the TV direct sales platform through which it markets featured cell phones, under which Gionee shares a portion of our advertising costs for their featured cell phone products.

Under a marketing services arrangement, we provide a marketing plan, related TV advertising time and call center support to our customers. As an example, in 2006, we developed a multi-phase TV direct sales marketing plan for China Unicom, the second largest mobile communications company in China, to promote China Unicom’s CDMA services and CDMA cell phones from China Unicom’s partners through our TV direct sales platform. Under this marketing services arrangement, we received a fixed fee, which has been included in direct sales net revenues.

Net revenue and operating income in any period are largely driven by our sales platforms and product and service mix, advertising expenses and events occurring in the period. In 2007, our increase in our total net revenues was driven primarily by the strong growth in our sales of cell phones through our direct sales platform, which emerged as our top product line in 2007 as a percentage of total net revenues. Our total net revenues in 2007 also reflect a significant decline in revenues from our electronic learning devices product line, which was our top product line in 2006 as a percentage of total net revenues. In 2006, our sales increase reflected, in particular, $27.8 million of direct sales of third-party cell phones and our success in the first half of 2006 in marketing our proprietary Zehom branded neck massager. In 2005, the increase in our total net revenues was driven in large part by direct and distribution sales of our electronic learning devices and other proprietary product lines, such as our Zehom sleeping aid/neck massager and posture correction product lines.

We had operating income of $7.9 million in 2007, representing an increase of $6.3 million over 2006. This increase was driven largely by the success of our stock tracking software and sales of cell phones through our direct sales platform. Our sales of cell phones, however, since the third quarter of 2007 have been experiencing significant downward price pressure as a result of increasing industry competition and consumer fatigue from overcrowding of cell phone marketing. Our net revenues and operating income in 2007 continued to be adversely impacted by PRC regulatory changes (still in effect) prohibiting TV and radio direct sales programs of certain products, including our branded neck massager and our slimming product. These products were two of our best-selling and highest margin products in the first half of 2006. Gross revenues from sales of our neck massager product line dropped from $18.9 million in the first half of 2006 to $5.5 million in the second half of 2006. Sales of our electronic learning devices have also been down due to increasing industry competition and have also been adversely impacted by several articles in the Chinese media questioning the price and quality of our products, particularly our electronic learning devices. Total gross revenues from sales of our electronic learning devices decreased to $50.2 million in 2007, representing a $12.3 million or 19.7% decrease from 2006 and reflecting both decline in distribution sale prices and an approximate 27.3% decrease in unit sales compared to 2006.

Our product and service revenues are driven significantly by our spending on advertising, particularly our TV direct sales programs. Our total advertising expenses increased from $55.6 million in 2005 to $76.5 million in 2006, but decreased slightly to $76.0 million in 2007. The largest component of our total advertising expenses, constituting over 80% of total advertising expenses in each of 2005, 2006 and 2007, is purchased TV advertising time. Purchased TV advertising expenses increased by 51.6% from $45.5 million in 2005 to $69.0 million in 2006 and by an additional 4.3% to $72.0 million in 2007. These increases in purchased TV advertising expenses reflect our decision in 2005 and 2006 to significantly increase spending levels on both TV direct sales programs and TV brand promotion advertising. Since 2007, however, we have changed our strategy to focus more of our advertising spending on our TV direct sales platforms and to reduce the amount of purchased TV advertising time devoted to broadcasting solely brand promotion advertising.

We use purchased TV advertising time to broadcast both TV direct sales programs and brand promotion advertising. The number of TV channels on which we broadcast TV direct sales programs increased from 52 in 2006 to 63 in 2007. In 2007, we broadcast brand promotion advertising on eight TV channels, including four channels on which we did not broadcast TV direct sales programs.

As of December 31, 2007, our commitments to purchase TV advertising time in 2008 were approximately $68.8 million. Actual TV advertising commitments could, however, vary significantly. We may purchase additional broadcasting time throughout the year. Also, we may be unable to use all of our purchased time due to various factors, many of which are out of our control, such as preemption of our purchased time by special programming events, programming overruns by TV stations and changes in available advertising minutes provided by TV stations. In addition, the accounting for advertising time will vary based on the structure of our joint sales and marketing services arrangements. For example, TV advertising expenses paid by us may be reflected as either a cost of direct sales revenues (e.g., marketing services arrangements that involve limited or no direct sales with marketing customers paying a fixed fee, such as our arrangement with China Unicom) or as advertising expenses (which may be reduced by shared advertising costs under joint sales arrangements, such as our arrangement with Gionee, under which Gionee shares a certain percentage of our advertising costs for their featured cell phone products).

In addition to our TV brand promotion advertising, we also promote brands through print and other media, primarily newspaper advertising. We also reimburse certain of our distributors for a portion of their local TV, print media and other advertising-related expenses in support of the products that they distribute for us.

The number of inbound calls generated through our direct sales platforms received by our call centers has continued to increase, with inbound calls in 2005, 2006 and 2007 totaling approximately 4.3 million, 4.5 million and 6.9 million, respectively. The conversion rate for inbound calls, which is the percentage of inbound calls that result in product or service purchase orders, however, continued to decline, with conversion rates of 22.1%, 19.2% and 16.8% for those same periods. In calculating our conversion rate and inbound calls, we exclude calls generated under our marketing services arrangements, such as our arrangements with China Unicom. We believe that three factors impacting our conversion rate for any given period are the average selling price of our products and services, our product mix and the length and content of our TV direct sales programs. A critical factor impacting our conversion rate for 2007 was the higher average selling price of our collectibles and cell phones products. We seek to counterbalance this pressure with improved sales training and performance-related personnel management.

We continue to grow our business across products and platforms and intend to focus in the near term on successfully developing and marketing products and services offering high margins and recurring revenue streams and on developing our joint sales and marketing services arrangements. We will continue to utilize our product and service development and marketing strengths, our national TV media presence and media management expertise to offer selected products throughout China through our integrated sales platforms. We expect continued growth in our cosmetics and collectible categories, and are making further improvements in our internet business and credit card payment system to enhance our overall platform attractiveness and effectiveness. Our longer term goal is to be the leading integrated cross-media marketer of consumer products and services in China and to be the marketing and distribution partner of choice for both well-established and promising new businesses in China. Related challenges include the evolving nature of the TV direct sales industry and our business model and a continuously evolving competitive landscape. To address these challenges, among other things, we regularly evaluate developments and the competitive landscape in the consumer retail market in China (including the TV direct sales market both in China as well as worldwide). In turn, as appropriate, we adjust our product and service offerings, sales and marketing efforts and business strategy. We undertake these adjustments in connection with constant evaluation of our media allocation for each product and service to maximize return on our media purchase expenditures. For example, we track and analyze data generated through our call center operations. Using this data, we adjust on a weekly basis the products and services we promote on TV, the frequency and time slots of our TV direct sales programs, as well as the TV channels on which we broadcast our programs.

Revenues

	For the years ended December 31,
	2005		2006		2007
	Amount	% of total revenues, net	Amount	% of total revenues, net	Amount	% of total revenues, net
	(in thousands, except percentages)
Revenues:
Direct sales, net	$76,828	45.1%	$107,411	54.7%	$184,292	70.3%
Distribution sales, net	93,512	54.9	89,087	45.3	77,805	29.7

Total revenues, net	170,340	100.0	196,498	100.0	262,097	100.0

Our net revenues consist of direct sales net revenues and distribution net revenues. Direct sales net revenues represent product and services sales through our TV direct sales programs and other direct sales platforms and, beginning in 2006, marketing services revenues. Other direct sales primarily include sales of products and services marketed through our catalogs and the internet and sales realized through our outbound calls. To date, substantially all of our direct sales net revenues have been generated from our TV direct sales platform. As we continue to develop other direct sales platforms, such as our catalog sales, internet sales, outbound calls sales and third party bank credit card sales, we expect our non-TV direct sales net revenues to increase. Our marketing services revenues which we started generating in 2006, totaled $6.7 million and $16.0 million in 2006 and 2007, respectively.

Distribution net revenues represent product and service sales to the distributors that constitute our nationwide distribution network. We sell products and services to our distributors at a discount to the retail price for the same product or service when sold by us through our TV direct sales programs. The percentage of our total net revenues generated through our nationwide distribution network decreased from 54.9% in 2005 to 45.3% in 2006 and further to 29.7% in 2007.

In 2007, we received $3.7 million in payments from our joint sales partners based on sales of featured products or services through their own distribution channels, which reduced our cost of direct sales revenues. In addition, we received $15.6 million in payments based on advertising costs shared by our joint sales arrangements, which reduced our advertising expenses.

The percentage of our total net revenues attributable to direct sales and distribution revenues will vary from period to period based on, among other things, the amount of our TV advertising time dedicated to our or third-party products and services, joint sales and marketing services arrangements and sales generated by us through our TV direct sales programs and our nationwide distribution network.

Our total net revenues are presented net of certain adjustments including sales and business taxes, cash rebates on distribution sales, costs of cash coupon discounts and membership points on direct sales. Sales and business taxes totaled approximately $0.2 million in 2005, $0.7 million in 2006 and $1.0 million in 2007. Our marketing services revenues are subject to higher taxes and surcharges than our other sources of revenues, resulting in a $0.3 million increase in sales and business taxes in 2007. We net the cash rebates used in connection with promotional distribution sales activities and the cash coupon discounts and membership points used in connection with our customer loyalty program for direct sales against revenue at the time revenue is recorded.

Direct sales net revenues for 2005, 2006 and 2007 have been adjusted based on actual product return experience. In future interim periods, as we report revenues, we will estimate the amount of sales returns based on the historical trend of product returns, current economic trends including market acceptance of new and existing products and other delivery and return information available from EMS and local delivery companies, and adjust the estimation based on actual sales return subsequently through the date of report.

Some of our distributors are owned in part, or in some cases in whole, by certain of our employees or their family members. In particular, seven of these individuals became our employees as a result of our acquisition of the remaining 49% interest of Shanghai HJX Digital Technology Co., Ltd., or Shanghai HJX, in July 2005. In 2005, 2006 and 2007, the aggregate sales generated by distributors owned in whole or in part by our employees accounted for approximately 33.3%, 26.9% and 25.4% of our distribution gross revenues or 18.3%, 12.2% and 7.5% of our total gross revenues, respectively. In 2005, two of these distributors were, in 2006, one of these distributors was, and 2007, two of these distributors were, among our five best-performing distributors. In addition, one distributor in 2005, 2006, and 2007, which accounted for less than 2% of our distribution gross revenues in these years, was wholly owned by a family member of our chief executive officer.

We generally focus on marketing and selling four or five featured product lines at any one time through our TV direct sales platform and a limited number of products and services through our nationwide distribution network. Consequently, we have been, and expect to continue to be, dependent on a limited number of featured product lines to generate a large percentage of our net revenues. Currently, our featured products are offered in the following categories or under the following brands:

(1)	cell phone products featuring the Amoi, Gionee, HTW and Konka brand names and China Unicom’s CDMA service and CDMA cell phones from China Unicom’s partners. We began introducing cell phones in April 2006, which are sold by us only through our TV direct sales platform and accounted for 14.1% and 40.1% of our total gross revenues in 2006 and 2007, respectively, with retail prices ranging from RMB2,980 to RMB7,580 per unit in 2006 and ranging from RMB588 to RMB4,960 per unit (or approximately $81 to $680 per unit) in 2007;

(2)	electronic learning devices featuring our proprietary Ozing brand, which accounted for 42.8%, 31.7% and 19.1% of our total gross revenues in 2005, 2006 and 2007, respectively, with retail prices ranging from RMB798 to RMB1,180 per unit in 2005, RMB698 to RMB1,298 per unit in 2006 and RMB798 to RMB1499 per unit (or approximately $109 to $205 per unit) in 2007;

(3)	collectibles products featuring 2008 Olympics stamps and coins, animal stamp collections and world coin collections, which we introduced in 2006 and which accounted for 4.0% and 7.3% of our total gross revenues in 2006 and 2007, respectively, with retail prices ranging from RMB160 to RMB58,000 per unit (or approximately $22 to $7,951 per unit) in 2007;

(4)	stock tracking software featuring the Cao Pan Shou, or CPS, brand name, which we introduced in 2006 and which accounted for 2.4% and 6.4% of our total gross revenues in 2006 and 2007, with a retail price of RMB3,380 (or approximately $463) per unit in 2007;

(5)

health and wellness products including our oxygen generating products, neck massager/sleeping aid and posture correction product lines featuring our proprietary Babaka, Zehom and Youngleda brand names, which accounted for 23.9%, 23.6% and 9.8% of our total gross revenues in 2005,

2006 and 2007, respectively, with retail prices ranging from RMB288 to RMB1,980 per unit in 2005, RMB288 to RMB1,980 per unit in 2006 and RMB128 to RMB1,980 per unit (or approximately $18 to $271 per unit) in 2007;

(6)	electronic dictionary products featuring the Meijin brand name, which we introduced in July 2007, accounted for 2.3% of our gross revenues in 2007, with retail prices ranging from RMB498 to RMB1,298 per unit (or approximately $68 to $178 per unit) in 2007;

(7)	cosmetics products featuring the Aoya and CMM brand names, introduced in 2007, which accounted for 2.7% of our total gross revenues in late 2007, with retail prices ranging from RMB48 to RMB1,288 per unit (or approximately $7 to $177 per unit) in 2007; and

(8)	consumer electronics products featuring Net E-cam, Aptek Net E-cam (which we both stopped featuring in 2007) and Soloky brand names, which accounted for 20.8%, 6.9% and 0.5% of our total gross revenues in 2005, 2006 and 2007, respectively, with retail prices ranging from RMB1,680 to RMB2,380 per unit in 2005, RMB1,280 to RMB3,980 per unit in 2006 and RMB860 to RMB1,980 per unit (or approximately $118 to $271 per unit) in 2007.

Our three best-selling product lines accounted for an aggregate of 78.0%, 57.2% and 66.5% of our total gross revenues in 2005, 2006 and 2007, respectively.

We select products and services sold through our TV direct sales programs, which we believe offer sufficient profit potential and can be built into a national brand for sale through our nationwide distribution network. Consequently, we do not actively market all of our featured product lines through our nationwide distribution network. For example, in 2007 we did not actively market and sell our collectibles through our nationwide distribution network.

We offer over 250 products and services through our multiple sales platforms, approximately 12% of which are sold primarily through our TV direct sales programs, nationwide distribution network or both, with the remaining sold through our catalogs and the internet. Our featured product lines in 2007 (cell phones, electronic learning devices, collectibles, stock tracking software, posture correction products, electronic dictionaries, cosmetics and consumer electronics) include over 30 products. In addition to the five product lines we presently feature, we sell other products and services, including auto care, beauty, household products and health and wellness, primarily through our catalogs, outbound calls and internet. We periodically develop and introduce related new and upgraded products and services under the same product or service brand.

Our ability to maintain or grow our revenue depends on our ability to successfully identify, develop, introduce and distribute in a timely and cost-effective manner new and appealing product and service offerings, including new and upgraded products and services. We employ a systematic identification and development process. After a potential featured product or service has been identified and tested, we evaluate a number of key benchmarks, particularly estimated profitability relative to our media expenses, in determining whether to conduct full-scale sales and marketing.

We seek to diversify our product and service offerings by adding products and services that offer recurring revenue opportunities. For example, in January 2006 we began full-scale marketing of our CPS stock tracking software, a software program that tracks market performance of specified stocks listed on China’s domestic stock exchanges and provides technical analysis to aid investment decisions. The use of this product requires the payment of an annual subscription fee at the beginning of the subscription period. The initial subscription fee was RMB3,380 (approximately $463) in 2007. For stock tracking software sold through our distributors, we offer our distributors a discount on the subscription fee and annual renewal fee. The pricing of the initial subscription fee and renewal fee is the same regardless of whether it is sold by us or through our distribution network. Revenues from both initial and renewal fees are deferred and recognized ratably over the twelve-month subscription period. In 2007, we recognized $16.8 million in related subscription revenue, or 6.4% as a percentage of total net revenues in 2007, and our deferred revenue balance was $13.4 million as of December 31, 2007.

In late May 2006, the Shanghai branch of the China Securities Regulatory Commission, or CSRC, sent us a notice requiring we suspend advertisements of our stock-tracking software program as it believed we did not have the required permit to provide securities investment advisory services. Although we do not believe that our sale of this software program involves the provision of securities investment advisory services, beginning in May 2006, we discontinued most TV advertisements for this program.

In July 2006, the State Administration for Radio, Film and Television, or SARFT, and the State Administration for Industry and Commerce, or SAIC, issued a circular temporarily prohibiting the broadcast of TV- and radio-based direct sales programs regarding pharmaceutical products, diet and slimming products, medical devices, breast enhancement products and height increasing products on and after August 1, 2006, pending adoption of new rules governing those direct sales activities. Consequently, we were unable to, and until the new rules are adopted we will be unable to, broadcast TV-and radio-based direct sales programs for some of our products, primarily including our neck massager product and our slimming product. Our net revenues from sales of our neck massager product and slimming product declined from $24.4 million and $5.6 million in 2006 to $3.9 million and $0.2 million in 2007, respectively. These products were two of our high margin products and, during the six months ended June 30, 2006, our neck massager was our second best-selling product in terms of gross revenues and our best selling product in terms of direct sales gross revenues. Our slimming product was our fourth best-selling product in terms of direct sales gross revenues in the first half of 2006. It is unclear when the new rules governing those direct sales activities will be issued. We believe stricter regulation is beneficial for our industry and business in the long term since it will enhance the overall reputation of the TV direct sales industry by more closely regulating promoted products and marketing practices. However, at least in the near term, our direct and distribution sales of the products covered by the circular have been, and we expect will continue to be, adversely impacted as a result of this prohibition. In September 2006, we stopped marketing our slimming product. In 2007, distribution sales of our neck massager products decreased by 75.0% to $2.7 million from $10.8 million in 2006, largely due to a lack of TV direct sales program marketing support. The overall impact on our future operating results depends on, among other things, our success in promoting the products covered by the circular through other media channels, the degree to which distribution sales of our restricted products continue to be impacted by the ban on TV direct sales programs, our ability to offset these decreased sales with sales of non-restricted products (including newly developed products) using our committed TV advertising time and the related sales price and margins of those non-restricted products, and the nature of, and restrictions imposed by, the future rules when adopted.

During the second half of 2006, several articles appeared in the Chinese media that, among other things, questioned the pricing and quality of our products, in particular targeting our electronic learning devices. Some of these articles we believe contained false or misleading information regarding our products and market practices. We took marketing and other efforts to protect our product brands and to correct or respond to these articles and related customer concerns and these activities appear to have stopped. However, this negative media coverage had, and may continue to have, an adverse effect on our direct and distribution sales of our electronic learning devices and other products or services. In September 2007, an article in the Chinese media reported that the advertisement of our CPS product was declared to be false advertising by the State Administration for Industry and Commerce Shanghai Branch, which had a material adverse effect on the sales of our CPS product in 2007.

In any period, a number of factors, including the following, will impact our net revenues and the portion thereof generated by our direct sales and distribution platforms:

•	the mix of TV direct sales programs and brand promotion advertising and the portion of our TV direct sales programs dedicated to joint sales and marketing services arrangements;

•	the mix of products and services marketed through our TV direct sales programs and our nationwide distribution network and their average selling prices;

•	the portion of any subscription or service revenue deferred or recognized in any period;

•	subscription and renewal rates for our stock tracking software and the portion of subscription and renewal revenue shared with our distributors;

•	new product and service introductions by us or our competitors;

•

the availability of competing products and services and possible reductions in the sales price of our products and services over time in response to competitive offerings or in anticipation of our introduction of new or upgraded offerings;

•

seasonality with respect to certain of our products, such as our electronic learning devices, posture correction products and to a lesser extent, electronic dictionary products. Sales for these products are typically higher around the first and third quarters corresponding with the end and beginning of school semesters in China;

•	a product’s connection to a one-time event, such as our Olympic collectible products, for which sales may decrease significantly following the 2008 Olympic Games;

•

the cycles of successful products and services featured in our TV direct sales programs, with such sales typically growing rapidly over an initial promotional period and then declining over time, sometimes precipitously in a short period of time (for example, our electronic wrinkle remover, for which full-scale sales and marketing began in December 2003, accounted for over 20% of 2004 total gross revenues with sales declining by over 94% in 2005 due to the unanticipated short lifecycle of that product);

•	discounts offered to our distributors as part of incentive plans to stimulate sales;

•	the success of our distributors in promoting and selling our products locally; and

•	the potential negative impact distributor sales may have on our own direct sales efforts.

For a detailed discussion of the factors that may cause our net revenues to fluctuate, see Item 3.D, “Key Information — Risk Factors — Risks Relating to Our Business — Our operating results fluctuate from period to period, making our results difficult to predict. Our operating results for a particular period could fall below our expectations or the expectations of investors or any market analyst that may issue reports of analyses regarding our ADSs, resulting in a decrease in the price of our ADSs.”

In 2007, we began relationships with four established domestic banks through which we directly market to credit card holders of these banks through specialized catalogs provided to their customers. As of the end of the first quarter of 2008, we have established relationships with seven established domestic banks. As part of the arrangement, customers can use their credit cards from these banks to purchase our products and to make payments on a zero interest and zero fee instalment basis. We intend to integrate our credit card payment system into other existing sales channels such as TV, Internet and catalogue.

Cost of Revenues

Cost of revenues in respect of direct product and service sales represents our direct costs to manufacture, purchase or develop products or services sold by us to consumers or our distributors. For a particular product or service, the related cost of revenues is the same regardless of whether sold by us directly to consumers or to our distributors. The most significant factor in determining cost of revenues as a percentage of revenue in any period is our product or service mix for the period. For example, our collectible products (stamps and coins) currently have a higher per unit cost of revenues than our other products.

Cost of revenues in respect of direct product and service sales does not include advertising or other selling and marketing expenditures. These expenditures are incurred for the benefit of each of our sales and distribution platforms and, as such, are treated as operating expenses and not as a cost of revenues. As described below under “Critical Accounting Policies”, however, certain payments received under our joint sales arrangements may reduce our cost of revenues or advertising expenses. In evaluating the performance of our sales and distribution platforms, you should consider our advertising and other selling and marketing expenses and income from operations.

For marketing services arrangements, the related cost of revenues reflects the cost of the TV advertising time used to run the related TV direct sales programs.

If we defer revenues in a period, our operating margins will be initially adversely impacted as we recognize the cost of revenues in full in the period, and will be favorably impacted in later periods as we recognize deferred revenue without the offsetting cost of revenues.

Operating Income (Expenses)

Our operating income (expenses) consist of advertising expenses, other selling and marketing expenses, general and administrative expenses and other operating income, net.

Advertising Expenses

Advertising expenses consist primarily of the expenses of purchasing our advertising media, mostly the expense of TV advertising time and, to a significantly lesser extent, non-TV media, primarily newspaper advertising space. Advertising expenses also include payments to reimburse certain of our distributors for a portion of their local TV, print media and other advertising-related expenses in support of our products and services distributed by them. To date, we have not deferred any advertising expenses, and all such advertising expenses have been recognized as incurred. If we defer revenues in a period, our operating margins will be initially adversely impacted as we recognize the advertising expense in full in the period it is incurred and will in a later period be favorably impacted as we recognize deferred revenue without the offsetting advertising expense.

We use our purchased TV advertising time to broadcast TV direct sales programs and brand promotion advertising. Advertising expenses for TV channels on which we run almost exclusively TV direct sales programs accounted for $29.9 million or 65.8%, $53.3 million or 77.2%, and $67.3 million or 93.5% of total expenses incurred in purchasing TV advertising time in 2005, 2006 and 2007, respectively. TV advertising time dedicated to TV direct sales programs increased from over 400,000 minutes in 2005 to over 760,000 minutes in 2006 and over 890,000 minutes in 2007.

TV brand promotion advertising expenses accounted for $15.6 million or 34.2%, $15.7 million or 22.8%, and $4.7 million or 6.2% of our total expenses incurred in purchasing TV advertising time in 2005, 2006 and 2007, respectively, reflecting our decision in 2007 to change our strategy to focus more of our advertising spending on our TV direct sales platforms and to reduce the amount of purchased TV advertising time devoted to broadcasting solely brand promotion advertising. In 2007, we engaged in brand promotion advertising primarily to support our electronic learning devices, neck massager and posture correction product lines. In 2005 and 2006, TV brand promotion advertising primarily supported our oxygen generating devices, neck massager/sleeping aid, posture correction, electronic learning devices and stock tracking software product lines.

Except where the cost of TV advertising time is treated as a cost of direct sales revenues under a marketing services arrangement, advertising expenses include the cost of the TV advertising time used to broadcast all TV direct sales programs. Payments received from our joint sales partners to share a portion of the related TV advertising cost are recorded as a reduction to our TV advertising expense. Our TV direct sales programs are typically five to ten minutes in length, focus on the features and benefits of the products and services being marketed and encourage consumers to call our call centers to purchase those products and services. Our brand promotion advertisements are typically five to 60 seconds long and, rather than focusing on product or service features or benefits, are designed to increase general brand awareness for the marketed products or services. In addition to our TV brand promotion advertising, we also promote brands through print and other media, primarily newspaper advertising. Our total advertising expenses for 2005, 2006 and 2007 included an aggregate of $6.9 million or 12.3%, $6.3 million or 8.3%, and $3.1 million or 4.1% for non-TV brand promotion advertising, respectively, which primarily was used to support our neck massager and sleeping aid and oxygen generating devices product lines.

We also reimburse certain of our distributors for a portion of their local TV, print media and other advertising-related expenses in support of the products that they distribute for us. Our total advertising expenses in 2005, 2006 and 2007 included $3.1 million or 5.6%, $1.0 million or 1.3%, and $0.5 million or 0.7% of these distributor reimbursements, respectively, primarily related to our oxygen generating devices, neck massager/sleeping aid, posture correction, electronic learning devices and stock tracking software product lines.

Currently, our TV brand promotion advertisements have featured primarily our electronic learning devices product line, electronic dictionary product line, and, to a lesser extent, our posture correction product line. During 2005, 2006 and 2007, our TV brand promotion advertisements were broadcasted on six, eighteen and eight channels, respectively, including CCTV 1, which has the largest national viewership in China and is our primary TV channel for brand promotion advertising.

We typically enter into TV advertising time purchase agreements for our TV direct sales programs in advance prior to the beginning of each year, with such agreements generally having a term of one year. We typically prepay for a large portion of our TV advertising time for our TV direct sales programs. We believe our ability to prepay for our advertising expenses has been a competitive advantage. As of December 31, 2005, 2006 and 2007, we had a prepaid advertising balance of $20.1 million, $25.4 million and $23.2 million, respectively. We enter into our advertising agreements typically near the end of each year and consequently our prepaid balance is usually highest at year-end.

Our advertising cost per minute (based on aggregate expenditures and ignoring the impact of payments made under our joint sales and marketing services arrangements) varies depending on the channel, with certain CCTV channels, which generally have a broader reach, being more expensive. Our increases in advertising expenses related to the direct sales business reflect the purchase of more expensive broadcast time, an increase in total minutes purchased and an increase in price per minute. Our average per minute advertising cost for TV direct sales programs in 2005, 2006 and 2007 was approximately $74, $70 and $75, respectively. Our average per minute cost for our TV direct sales programs will vary primarily based on the channels we broadcast our TV direct sales programs and the associated time slots. In addition, average per minute charges can vary significantly by channel, with some channels increasing their rates annually. In particular, we have experienced more significant rate increases on some of our national satellite channels, compared to our other channels, as their reach and ratings have increased. In 2007, our top five TV channels in terms of amount of TV direct sales program advertising expenditures accounted for approximately 32.5% of our total TV direct sales program advertising expenditures and approximately 17.9% of our total TV direct sales program advertising minutes. In contrast, in 2007, our top five TV channels by total TV direct sales program advertising minutes accounted for approximately 38.1% of our total TV direct sales program advertising minutes and 22.4% of our total TV direct sales program advertising expenditures.

Other Selling and Marketing Expenses

Other selling and marketing expenses consist primarily of costs related to product delivery, salary and benefits for our call centers and sales and marketing personnel and the production of our TV direct sales programs and other advertising. Also included in other selling and marketing expenses are amortization charges related to intangible assets acquired in our July 2005 acquisition of the 49% minority interest in Shanghai HJX. See note 3 to our consolidated financial statements.

We rely significantly on EMS, and to a lesser extent, local delivery companies, to deliver our products sold by us to consumers and to collect related payments in connection with products delivered on the basis of a cash on delivery, or COD, payment method. EMS and local delivery companies, respectively, made deliveries of products representing 59.4% and 37.7% of our direct sales gross revenues in 2005, 62.9% and 34.1% of our direct sales gross revenues in 2006 and 76.1% and 19.1% of our direct sales gross revenues in 2007, respectively. We are responsible for the delivery and handling fee regardless whether the delivery is successful.

General and Administrative Expenses

General and administrative expenses consist primarily of compensation and benefits for general management and finance and administrative personnel costs, depreciation and amortization with respect to equipment used for general corporate purposes, professional fees, lease and other expenses for general corporate purposes and allowances for doubtful accounts, including charges related to the write-offs of certain accounts receivable for EMS or local delivery companies.

The total amount of EMS-related accounts receivable written off in 2006 and 2007 was approximately $0.3 million in each year. In 2005, we did not write off any EMS-related accounts receivable. General and administrative expenses were $12.3 million in 2005, $27.1 million in 2006 and $28.5 million in 2007, which increases primarily reflect higher salaries and benefits.

Other Operating Income, Net

Other operating income, net consists primarily of government subsidies. We receive government subsidies from local government agencies for certain taxes paid by us, including value-added, business and income taxes.

Warrant Liability

A warrant issued on January 21, 2005 allowed the holder to acquire 2,882,155 shares of our Series A-1 convertible redeemable preferred stock upon payment of $8.0 million in cash, corresponding to a per share exercise price of $2.78. The warrant was exercised in full on December 28, 2005 and, as a result, there were no related charges after that date. The warrant was deemed a freestanding derivative liability which required the warrant to be measured at fair value upon initial recognition and subsequent to initial recognition. Accordingly, we recognized a non-cash charge in connection with marking the warrant to fair value for periods prior to the exercise in 2005. As of the date of this annual report, we have no freestanding derivative liabilities.

Taxation

We are incorporated in the Cayman Islands and China DRTV is a BVI company. We are not subject to taxes in those jurisdictions. Our subsidiaries Bright Rainbow Investments Limited and Emoney Investments Limited are incorporated in Hong Kong and are subject to a statutory income tax rate of 17.5% through March 31, 2008. Starting from April 2008, the applicable tax rate is reduced to 16.5%. Our other subsidiaries and affiliated companies are PRC companies. In addition to enterprise income tax, our PRC subsidiaries and affiliated companies are subject to a 17% value added tax, or VAT, on sales in accordance with relevant PRC tax laws. VAT taxes payable are accounted for through the balance sheet and do not have an income statement effect. The statutory income tax rate applicable to PRC companies was 33% for calendar years ended on or before December 31, 2007 and is 25% for calendar years starting on or after January 1, 2008. Prior to a restructuring effected on January 1, 2005 to implement an offshore holding company structure, our business was operated through three PRC operating companies and their subsidiaries. The restructuring essentially involved the transfer of substantially all the operating assets of our business to newly formed subsidiaries and affiliated companies of China DRTV (with limited exceptions). See Item 4.C, “Information on the Company — Organizational Structure”.

For 2005, 2006 and 2007, several of our subsidiaries and affiliated companies benefited from the following special tax rates or incentives:

•

Acorn International Electronic Technology (Shanghai) Co., Ltd., or Acorn Electronic, and Shanghai HJX, as foreign-invested manufacturing enterprises, were granted a two-year income tax exemption starting from their first profitable year (which for both was 2005) and a 50% reduction of enterprise income tax rate for the following three years. These subsidiaries are responsible for manufacturing our posture correction product line and our electronic learning devices product line, respectively;

•

Beijing Acorn Youngleda Oxygen Generating Co., Ltd, or Beijing Youngleda, and Zhuhai Acorn Electronic Technology Co., Ltd, or Zhuhai Electronic, also as foreign-invested manufacturing enterprises, were granted a two-year income tax exemption starting from their first profitable year (2005 for Beijing Youngleda and 2007 for Zhuhai Electronic) and a 50% reduction of enterprise income tax rate for the following three years. These subsidiaries are responsible for manufacturing our oxygen generating devices product line;

•

Acorn Information, which holds many of the assets used in our call center operations and provides technical services to our affiliated companies, was granted a two-year enterprise income tax exemption starting from its first profitable year (2005) and a 50% reduction of enterprise income tax rate for the following three years. Acorn Information’s 2007 enterprise income tax rate was 7.5%;

•	Shanghai Advertising was granted an income tax exemption in 2005 and 2006, with a 15% income tax rate for 2007 in accordance with local government policies;

•	Shanghai Network was granted an income tax exemption in 2005, 2006 and 2007;

•

Shanghai Yimeng Software Technology Co., Ltd., or Shanghai Yimeng, started operations in December 2005. Shanghai Yimeng was granted a two-year enterprise income tax exemption starting from its first profitable year (2006) and a 50% reduction of enterprise income tax rate for the following three years;

•	Shanghai Acorn Enterprise Management Consulting Co., Ltd., or Acorn Consulting, enjoyed a enterprise income tax exemption in 2007;

•

Beijing HJZX Software Technology Development Co., Ltd., or Beijing HJZX, as a recognized high end new technology company and registered in the Zhongguancun technology zone in Beijing, was subject to a preferential tax rate of 15% and was granted a three-year income tax exemption from 2007 and a 50% reduction of the enterprise income tax rate for the following three years.

In addition, we also received income tax refunds in 2006. As a result of these beneficial treatments, the amounts of income tax paid by us were $191,058, $736,122, and $1,658,178 for the taxable years 2005, 2006, and 2007, respectively. Without the beneficial treatments, our income tax obligations would have been $19,536,819, $20,986,776, and $24,926,478 for 2005, 2006 and 2007, respectively.

The definition of “manufacturing enterprise” under PRC law was vague and was subject to discretionary interpretation by the PRC authorities. If the tax incentives indicated above were eliminated or determined not to be available to us or the local government rules were deemed in violation of national laws and regulations, as applicable, current period net income would be reduced, and we may be required to pay additional taxes in respect of prior periods or be subject to the standard statutory income tax rate.

In addition, China passed a new Enterprise Income Tax Law, or the New EIT Law, and its implementing rules, both of which became effective on January 1, 2008. The New EIT Law significantly curtails tax incentives granted to foreign-invested enterprises under the previous tax law. The New EIT Law, however, (i) reduces the top rate of enterprise income tax from 33% to 25%, (ii) permits certain companies to continue to enjoy their existing tax incentives, subject to certain transitional phase-out rules, and (iii) introduces new tax incentives, subject to various qualification criteria. We cannot assure you that Beijing HJZX will qualify as high and new technology enterprise under the New EIT Law. Under the phase-out rules, enterprises which enjoyed reduced income tax rates pursuant to certain prior tax rules would be subject to gradually increasing tax rates from 2008 to 2012, with the applicable rate for 2012 reaching 25%, and enterprises which had been granted fixed-term tax holidays may continue to enjoy such tax holidays until their expiration, upon which time the 25% tax rate will apply. From January 1, 2008 onwards, some of our subsidiaries that had been granted preferential treatment will continue to enjoy the preferential treatment under the phase-out rules, but some of our PRC subsidiaries including Shanghai Advertising, Acorn Consulting, Acorn Information and Shanghai Yimeng, are expected to lose all or part of the preferential treatment previously offered to them. As a result, we expect our effective income tax rate to gradually increase from our 2007 level.

Results of Operations

The following table sets forth our condensed consolidated statements of operations by amount and as a percentage of our total net revenues for 2005, 2006 and 2007:

	For the years ended December 31,
	2005		2006		2007
	Amount	% of total revenues, net	Amount	% of total revenues, net	Amount	% of total revenues, net
	(in thousands, except percentages)
Revenues:
Direct sales, net	$76,828	45.1%	$107,411	54.7%	$184,292	70.3%
Distribution sales, net	93,512	54.9	89,087	45.3	77,805	29.7

Total revenues, net	170,340	100.0	196,498	100.0	262,097	100.0

Cost of revenues:
Direct sales	26,646	(15.6)	32,013	(16.3)	85,895	(32.8)
Distribution sales	43,566	(25.6)	41,260	(21.0)	38,004	(14.5)

Total cost of revenues	70,212	(41.2)	73,273	(37.3)	123,899	(47.3)

Gross profit	100,128	58.8	123,225	62.7	138,198	52.7

Operating income (expenses):
Advertising expenses	(55,564)	(32.6)	(76,549)	(39.0)	(75,981)	(29.0)
Other selling and marketing expenses(1)(2)	(13,734)	(8.1)	(21,023)	(10.7)	(31,673)	(12.1)
General and administrative expenses(1)	(12,340)	(7.2)	(27,115)	(13.8)	(28,455)	(10.9)
Other operating income, net	1,553	0.9	3,105	1.6	5,783	2.2

Total operating income (expenses)	(80,085)	(47.0)	(121,582)	(61.9)	(130,327)	(49.8)

Income from operations	20,043	11.8	1,643	0.8	7,871	2.9

Interest expenses	(14)	—	(14)	—	(0.3)	—
Other income (expenses), net	588	0.3	2,181	1.1	16,514	6.3
Change in fair value in warrant liability	(10,059)	(5.9)	—	—	—	—
Income tax benefits (expenses)	(770)	(0.5)	696	0.4	1,330	0.5
Minority interest	(1,756)	(1.0)	(561)	(0.3)	(7,062)	(2.7)

Net income	8,032	4.7	3,945	2.0	18,652	7.1
Deemed dividend on Series A convertible redeemable preferred shares	(162)	(0.1)	(162)	(0.1)	(54)	—

Income attributable to holders of ordinary shares	$7,870	4.6%	$3,783	1.9%	$18,598	7.1%

(1)	Includes share-based compensation of:

Other selling and marketing expenses	$(168)	(0.1)%	$(741)	(0.4)%	$(423)	(0.2)%
General and administrative expenses	$(2,168)	(1.3)%	$(7,932)	(4.0)%	$(6,096)	(2.3)%

(2)	Includes amortization of intangible assets acquired in the July 2005 of acquisition of the 49% minority interest of Shanghai HJX of:

Other selling and marketing expenses	$(239)	(0.1)%	$(428)	(0.2)%	$(427)	(0.2)%

The following table sets forth our three best-selling product lines on a gross revenues basis and as a percentage of total gross revenues for the indicated periods, together with a reconciliation to our net revenues for all products:

		For the years ended December 31,
		2005			2006			2007
Product	Brand	Revenues	%	Rank	Revenues	%	Rank	Revenues	%	Rank
		(in thousands, except percentages and ranks)
Electronic learning Ozing device		$73,028	42.8%	1	$62,464	31.7%	1	$50,151	19.1%	2
Consumer electronics(1)	Soloky, Aptek Net E-cam & Net E-cam	35,453	20.8%	2
Posture correction product	Babaka	24,622	14.4%	3
Neck massager/sleeping aid(2)	Zehom				24,354	12.3%	3
Cell phones(3)	Amoi, Gionee, HTW & Konka				26,050	13.2%	2	105,563	40.1%	1
Collectibles								19,332	7.3%	3

Total top three		133,103	78.0%		112,868	57.2%		175,046	66.5%
Other products and marketing services revenues		37,474	22.0%		84,343	42.8%		88,099	33.5%

Total gross revenues		170,577	100.0%		197,211	100.0%		263,145	100.0%
Total sales tax		(237)			(713)			(1,048)

Total revenues, net		$170,340			$196,498			$262,097

(1)	This does not include the sales of our GPS products, which were introduced in 2006.

(2)	Prior to the third quarter of 2005, we offered only a sleeping aid product under our Zehom brand as our featured product. In the third quarter of 2005, we introduced a new product, a neck massager, which is currently the featured product under our Zehom brand.

(3)	The 2006 data only includes PDA cell phones under the HTW brand.

In evaluating the success of our overall sales and marketing efforts, we consider aggregate total sales through our integrated direct sales and nationwide distribution platforms, as well as the various payments generated by our joint sales and marketing services arrangements. For example, distribution sales of our electronic learning device product line benefit significantly from our TV direct sales programs and our TV brand promotion advertising. Some products, such as our consumer electronics products and cell phones, are sold primarily or exclusively through our direct sales platforms.

The following table sets forth our three best-selling product lines for our direct sales platforms and distribution network by gross revenues and as a percentage of applicable total direct gross revenues and total distribution gross revenues for the indicated periods, together with a reconciliation to net direct sales revenues and net distribution sales revenues:

		For the years ended December 31,
		2005			2006			2007
Product	Brand	Revenues	%	Rank	Revenues	%	Rank	Revenues		%	Rank
		(in thousands, except percentages and ranks)
Direct Sales:
Consumer electronics(1)	Soloky & Aptek Net E-cam	$32,284	41.9%	1	$11,959	11.1%	3	$
Neck massager/sleeping aid(2)	Zehom				13,579	12.6	2
Electronic learning device	Ozing	11,061	14.4%	2
Posture correction product	Babaka	10,139	13.2%	3					9,403	5.1%	3
Cell phones(3)	Amoi, Gionee, HTW& Konka				26,050	24.1%	1		104,675	56.5%	1
Collectibles									19,235	10.4%	2

Direct sales — total top three		53,484	69.5%		51,588	47.8%			133,313	72.0%
Other direct products and marketing services revenues		23,493	30.5%		56,455	52.2%			51,845	28.0%

Total direct gross revenues		76,977	100.0%		108,043	100.0%			185,158	100.0%
Total sales tax		(149)			(632)				(866)

Direct sales, net		$76,828			$107,411				$184,292

Distribution Sales:
Electronic learning device	Ozing	$61,967	66.2%	1	$53,541	60.0%	1		$43,175	55.4%	1
Posture correction product	Babaka	14,483	15.4%	2	11,768	13.2%	2		6,722	8.6%	3
Oxygen generating device	Youngleda	5,683	6.1%	3
Neck massager/sleeping aid(2)	Zehom				10,775	12.1%	3
Stock tracking software	CPS								11,211	14.4%	2

Distribution sales — total top three		82,133	87.7%		76,084	85.3%			61,108	78.4%
Other distribution products		11,467	12.3%		13,084	14.7%			16,879	21.6%

Total distribution gross revenues		93,600	100.0%		89,168	100.0%			77,987	100.0%
Total sales tax		(88)			(81)				(182)

Distribution sales, net		$93,512			$89,087				$77,805

(1)	This does not include the sales of our GPS products, which were introduced in 2006.

(2)	Prior to the third quarter of 2005, we offered a sleeping aid product under our Zehom brand as our featured product. In the third quarter of 2005, we introduced a new product, a neck massager, which is currently the featured product under our Zehom brand.

(3)	The 2006 data only includes PDA cell phones under the HTW brand.

Comparison of Years Ended December 31, 2005, December 31, 2006 and December 31, 2007

Revenues

Our total net revenues increased from $170.3 million in 2005 to $196.5 million in 2006 and to $262.1 million in 2007, or 15.4% and 33.4% growth, respectively. The $65.6 million net increase in 2007 reflects primarily a $101.2 million increase in sales of cell phones, collectibles and our stock-tracking software program, with sales of cell phones, collectibles and our stock-tracking software program generating $141.7 million in gross revenues and our cell phone products line emerging as our top products line in 2007. The $101.2 million increase in 2007 was offset by a $12.4 million, $12.3 million and $20.4 million decline in sales of our consumer electronics, electronic learning device and neck massager lines, respectively, reflecting a significant decline in revenues from our electronic learning device products line which was our top products line in 2006. The $26.2 million increase in total net revenues in 2006 reflects primarily sales from products newly featured in 2006, with sales of cell phones and GPS products generating $37.7 million in gross revenues; a $14.7 million increase in neck massager/sleeping aid product line sales, which benefited from the introduction of our neck massager product in the third quarter of 2005; offset by a $21.8 million, $10.6 million and $8.9 million decline in sales of our consumer electronics, electronic learning device and posture correction product lines, respectively. In the second half of 2006, sales of our health and beauty products were adversely impacted by a prohibition on TV direct sales of certain products, such as our neck massager product and slimming product. Sales of some of our continuing products, particularly our electronic learning devices, were adversely impacted by negative publicity. Included in the increase in total net revenues in 2006 and 2007 were approximately $6.7 million and $16.0 million in marketing services revenues, respectively. In 2006 and 2007, we recognized $4.7 million and $16.8 million in subscription revenue related to our stock-tracking software, respectively, and our deferred revenue balance was $4.2 million and $13.4 million as of December 31, 2006 and 2007, respectively.

Direct sales net revenues increased by $30.6 million in 2006 and by $76.9 million in 2007, representing 39.8% and 71.6% growth, respectively. Direct sales benefited from increases in the number of inbound calls to our call centers from 4.3 million in 2005 to 4.5 million in 2006 and to 6.9 million in 2007, or 5.3% and 53.0% growth, respectively, offset by reductions of our conversion rates from 22.1% in 2005 to 19.2% in 2006 and to 16.8% in 2007. The decreases in the conversion rates primarily reflect higher average selling prices. From a product mix perspective, the increases in direct sales net revenues were primarily due to newly featured products in these periods, with sales of cell phones and GPS offerings collectively generating $36.1 million in gross direct sales in 2006 and sales of our cell phones generating $104.7 million in gross direct sales in 2007. These increases were offset by decreases in direct sales from our consumer electronics products and electronic learning devices, which decreased from $32.3 million and $11.1 million in 2005 to $12.0 million and $8.9 million in 2006 and to $1.2 million and $7.0 million in 2007, respectively. These decreases reflect an approximate 52.4% and 20.1% decrease in unit sales of our consumer electronics products in 2006 and 2007 and 11.5% and 27.3% decrease in unit sales of our electronic learning devices in 2006 and 2007. Direct sales net revenues also reflect marketing services revenues totaling $6.7 million and $16.0 million in 2006 and 2007, respectively, with the increase in 2007 primarily due to a new one-year marketing arrangement with China Unicom with a significant majority recognized in the first half of the year.

Distribution net revenues decreased by $4.4 million in 2006 and $11.3 million in 2007, or a 4.7% and 12.7% decline, respectively. The total decreases were primarily due to decreases in sales of our electronic learning devices, reflecting an $8.4 million, or 13.6%, decrease (based on a 26.6% decline in unit sales offset by an increase in prices charged to our distributors) in 2006 and a $12.3 million, or 19.7%, decrease (based on a 34.0% decline in unit sales) in 2007. Unit sales of our electronic learning devices declined due to the increase in price related to the temporary shortage of flash memory in the first half of 2006 and negative product publicity in the second half of 2006 and increasing industry competition and continued higher costs for flash memory in 2007. Distribution net revenues in 2007 were also negatively affected by higher discounts in the third quarter of 2007 offered to our distributors of our electronic learning device products as part of an incentive plan to stimulate sales of the product line in the period. Offsetting the total decrease in 2007 was a $9.6 million, or 614.0%, increase in distribution sales of our CPS stock tracking software. The total decrease in 2006 was offset by a $6.0 million, or

127.3%, increase in distribution sales of our neck massager product line. While distribution sales for our neck massager and posture correction product lines were particularly strong in the first half of 2006, in the second half of 2006, distribution sales of our neck massager product line were negatively impacted by a lack of promotional support that resulted from government restrictions on TV direct sales programs for these products. Similarly, during the same period, distribution sales of our neck massager, electronic learning devices and posture correction products were all hurt by negative product publicity.

Cost of Revenues

Our cost of revenues is primarily dependent upon the mix of products and units sold during the relevant period.

Total cost of revenues increased from $70.2 million in 2005 to $73.3 million in 2006 and to $123.9 million in 2007. As a percent of total net revenues, total cost of revenues was 41.2%, 37.3% and 47.3% in 2005, 2006 and 2007, respectively. The overall increase in cost of revenues in 2007 was primarily driven by the increases in volume of sales of our cell phone products, which have higher per unit cost of revenues compared to many of our other products sold during these periods. The overall increase in cost of revenues in 2006 reflects an increase in related unit costs for our electronic learning devices due to a temporary shortage of flash memory in the first half of 2006 and product mix-related changes.

Direct sales cost of revenues increased from $26.6 million in 2005 to $32.0 million in 2006 and to $85.9 million in 2007, or 20.3% and 168.4% growth, respectively. The overall increase in 2007 reflects primarily increases in volume of sales of our cell phone products, which generally have higher product costs. Offsetting the increase in direct sales cost of revenues in 2007 is a significant decrease in unit sales of our electronic learning devices product line and sales of our consumer electronics product line. The overall increase in 2006 reflects primarily the introduction of our PDA cell phones and, to some extent, an increase in unit sales of our neck massager/sleeping aid product and cost of revenues related to our marketing services arrangements. Offsetting the increase in direct sales cost of revenues in 2006 is a significant decrease in unit sales of our electronic learning devices product line and sales of our consumer electronics product line.

Distribution cost of revenues in 2007 decreased from $43.6 million in 2005 to $41.3 million in 2006 and to $38.0 million in 2007, or 5.3% and 7.9% decline, respectively. The decline in 2006 reflected primarily decreases in unit sales of our electronic learning devices and Babaka posture correction product line sold during such period, offset by increased unit sales of our neck massager/sleeping aid products. The decline in 2007 reflected primarily the decrease in unit sales of our neck massager product line sold during such period. Also offsetting the decreases in 2006 and 2007 were increases in the unit costs of our electronic learning devices due to the temporary shortage of flash memory in 2006 and continued higher costs of flash memory until about September 2007 respectively.

Gross Profit and Gross Margin

The following table sets forth gross profits and gross margins (being gross profit divided by the related net revenues) for our direct sales and distribution sales platforms:

	For the years ended December 31,
	2005		2006		2007
	Gross profit	Gross margin	Gross profit	Gross margin	Gross profit	Gross margin
	(in thousands, except percentages)
Direct sales, net	$50,182	65.3%	$75,398	70.2%	$98,397	53.4%
Distribution sales, net	$49,946	53.4%	$47,827	53.7%	$39,801	51.2%

Total	$100,128	58.8%	$123,225	62.7%	$138,198	52.7%

Changes in our gross margins from period to period are driven by changes in the products and services that we sell and the platforms through which we sell them.

We are generally able to maintain stable margins for our individual product lines. Although we discount the prices of individual products as competition enters the market over time, this discounting is typically done in conjunction with our introduction of an upgraded or replacement product with improved features and functions and similar or better pricing. If we are unable to maintain satisfactory gross profits relative to our media expenses, we replace or cease marketing such product.

In addition to product and service mix-related variations, the difference between the sales price charged by us to our TV direct sales customers and what we charge our distributors for the same product or service accounts for a large portion of the difference in gross margins on direct sales and on distribution sales.

Total gross profits increased from $100.1 million in 2005 to $123.2 million in 2006 and to $138.2 million in 2007, or 23.1% and 12.2% annual growth, respectively. The $15.0 million increase in total gross profits in 2007 reflects a $23.0 million increase in direct sales gross profits and an $8.0 million decrease in distribution gross profits. Our three best-selling product lines in 2007, our cell phones, electronic learning devices and collectibles product lines, collectively accounted for approximately 61.0% of our gross profit for the same period. The $23.1 million increase in total gross profits in 2006 reflects a $25.2 million increase in direct sales gross profits and a $2.1 million decrease in distribution gross profits. Our three best-selling product lines in 2006, our electronic learning devices, PDA cell phones and neck massager/sleeping aid product lines, collectively accounted for approximately 53.6% of our gross profit for the same period. Our overall gross margin increased from 58.8% in 2005 to 62.7% in 2006 but decreased to 52.7% in 2007. The gross margin increase in 2006 reflects the favorable impact of $7.3 million in payments received under our joint sales arrangements based on sales of featured products or services by our joint sales partners through their own distribution channels which reduced our cost of direct sales revenues. The gross margin decrease in 2007 was primarily due to the change in our product mix during the period, reflecting a substantial contribution to total revenues from sales of lower margin cell phone products offset by favorable impact of $3.7 million in payments received under our joint sales arrangements in 2007.

The $25.2 million, or 50.2%, and the $23.0 million, or 30.5%, increase in gross profits from direct sales in 2006 and 2007, respectively, reflect additional gross profits contributed by newly featured products in the period and marketing services revenues and other payments reducing cost of direct sales revenues generated from our joint sales arrangements in each period.

Gross margin on direct sales increased from 65.3% in 2005 to 70.2% in 2006 but decreased to 53.4% in 2007. The increase in 2006 was primarily due to the $7.3 million in payments received which reduced cost of direct sales revenues generated under our joint sales arrangements. Offsetting this increase in gross margin was generally lower margins on our various product lines, including our Zehom neck massager/sleeping aid, electronic learning devices and posture correction product lines. Lower margins on our Zehom product line in 2006 reflected increased sales during 2006 of our neck massager products, which had a lower gross margin than the sleeping aid product sold for most of 2005. The decrease in our electronic learning devices gross margin was due to increased costs as a result of a temporary shortage of flash memory in the first half of 2006. The decrease in gross margin on direct sales in 2007 was primarily due to significant increase in unit sales during 2007 of our lower margin cell phone products, offset by favorable impact of our higher margin stock tracking software.

The $2.1 million decrease in gross profits from distribution sales in 2006 primarily reflects a decline in gross profits contributed by our electronic learning devices and posture correction product. The $8.0 million decrease in gross profits from distribution sales in 2007 primarily reflects decreased sales of electronic learning device and our neck massager products line, with declines offset by the favorable impact of our stock tracking software. In 2005, 2006 and 2007, our electronic learning devices product line accounted for 61.6%, 55.6% and 48.0%, our posture correction product line accounted for 19.9%, 16.7% and 9.0%, and our neck massager products line accounted for 5.8%, 14.3% and 3.4%, respectively, of our total gross profits from distribution sales for the period.

Gross margin on distribution sales remained relatively stable at 53.4% in 2005 and 53.7% in 2006, but decreased slightly to 51.2% in 2007, due primarily to margin compression of our electronic learning devices due to higher discounts given to distributors during the third quarter of 2007 and higher unit costs due to continued higher costs of flash memory until September 2007, offset by the favorable impact of sales of our higher-margin stock tracking software.

Operating Income (Expenses)

Our operating income (expenses) consist of advertising expenses, other selling and marketing expenses, general and administrative expenses and other operating income, net. Our total operating income (expenses) increased from $80.1 million in 2005 to $121.6 million in 2006 and to $130.3 million in 2007. Total operating expense, as a percentage of total net revenue, increased from 47.0% in 2005 to 61.9% in 2006 and decreased to 49.8% in 2007. Of the total increase in 2007, $10.7 million was attributable to increase in other selling and marketing expenses; $1.3 million reflected an increase in general and administrative expenses; and $2.7 million was attributable to increased other operating income, net. These increases were offset by a $0.6 million decrease in advertising expenses. Of the total increase in 2006, $20.9 million was attributable to increased advertising costs; $7.3 million was attributable to increased other selling and marketing expenses; $14.8 million reflected an increase in general and administrative expenses; and $1.5 million was attributable to increased other operating income, net. Operating income in 2006 and 2007 also reflect stock-based compensation charges of $8.7 million, and $6.5 million, compared to $2.3 million in 2005.

Advertising Expenses

Our advertising expenses increased from $55.6 million in 2005 to $76.5 million in 2006 and decreased slightly to $76.0 million in 2007. As a percentage of total net revenues, advertising expenses increased from 32.6% in 2005 to 39.0% in 2006 but decreased to 29.0% in 2007. The overall decrease in advertising expenses in 2007 reflects primarily a decrease in brand advertising in our distribution business and an increase in direct sales advertising costs shared by joint sales partners of $15.6 million, offset by an increase in advertising costs for the direct sales business.

Advertising expenses related to purchased TV advertising time increased from $55.6 million in 2005 to $69.0 million in 2006 and to $72.0 million in 2007, or 24.1% and 4.3% growth, respectively. These increases in purchased TV advertising expenses reflect our decision to significantly increase spending levels on both TV direct sales programs and TV brand promotion advertising. Due to regulations affecting our neck massager product and our slimming product, however, brand promotion TV advertising expenses in 2007 decreased by $11.1 million, or 70.3%, to $4.7 million from $15.7 million in 2006. Offsetting the increase in TV advertising expenses in 2006 and 2007 was a $0.6 million or 8.7%, and $3.1 million or 50.8%, decrease in non-TV brand promotion advertising (primarily newspaper advertising), respectively, which expenditures were primarily in support of distribution sales of our oxygen generating devices product line and our neck massager/sleeping aid product line. Also offsetting the overall increases in advertising expenses was a decrease in advertising-related reimbursements paid to our distributors from $3.1 million in 2005 to $1.0 million in 2006 and to $0.5 million in 2007. These distributor reimbursements related primarily to our oxygen generating devices, neck massager/sleeping aid and posture correction product lines, electronic learning devices product lines, and stock tracking software product lines.

Other Selling and Marketing Expenses

Our other selling and marketing expenses increased from $13.7 million in 2005 to $21.0 million in 2006 and to $31.7 million in 2007, or 53.3% and 51.0% growth, respectively. As a percentage of total net revenues, other selling and marketing expenses increased from 8.1% in 2005 to 10.7% in 2006 and to 12.1% in 2007. These increases are primarily attributed to the growth of direct sales and reflect increasing expenditure in advertising production, deliveries, and salaries and commissions for our call centre personnel. Of the total increase in 2006, approximately $2.0 million related to increased marketing and promotion expenses, $2.4 million was attributable to increased salaries and benefits primarily due to the growth of our call center operations, and $1.2 million was attributable to copyright expenses primarily related to printed materials sold with our electronic learning devices. Of the total increase in 2007, approximately $2.1 million related to increased advertisement production expenses, $2.6 million was attributable to increases in delivery costs, and $4.1 million was attributable to increased salaries and benefits primarily due to the growth of our call center operations.

General and Administrative Expenses

Our general and administrative expenses increased from $12.3 million in 2005 to $27.1 million in 2006 and to $28.5 million in 2007 or 120.3% and 5.2% growth, respectively. Of the total $1.4 million increase in 2007, $2.2 million was attributable to increased salaries and benefits primarily due to the overall increase in our headcount, offset by a decrease of $1.8 million, or 23.2%, in share-based compensation expenses. Of the total $14.8 million increase in 2006, $5.8 million was attributable to share-based compensation charges, $3.2 million was attributable to offering related costs expensed in 2006, $2.4 million was attributable to increased salaries and benefits primarily due to the overall increase in our headcount and a company-wide salary increase and a $0.9 million supplier prepayment write-off related to our decision to stop marketing our slimming product. As a percentage of total net revenues, general and administrative expenses increased from 7.2% in 2005 to 13.8% in 2006 but decreased to 10.9% in 2007.

Other Operating Income, Net

Other operating income, net was $1.6 million, $3.1 million and $5.8 million in 2005, 2006 and 2007, respectively. A majority of other operating income, net in those periods relate to our receipt of subsidies from local government agencies for certain taxes paid, including value-added, business and income taxes. We may not be able to enjoy such government subsidies in the future. See Item 3.D, “Key Information — Risk Factors — The discontinuation of any of the preferential tax treatments and government subsidies available to us in the PRC could materially and adversely affect our results of operations and financial condition”. Other operating income, net also includes miscellaneous commission income.

Income from Operations

Income from operations decreased from $20.0 million in 2005 to $1.6 million in 2006 but increased to $7.9 million in 2007. As a percentage of total net revenues, income from operations declined from 11.8% in 2005 to 0.8% in 2006 but increased from 0.8% in 2006 to 3.0% in 2007. In 2006, we recognized $0.9 million in charges related to a supplier prepayment write-off in connection with our decision to stop marketing our slimming product; and we recognized $8.7 million in share-based compensation charges compared to $2.3 million in 2005. The decline as a percentage of total net revenues for 2006 also reflect a 37.6% increase in advertising costs with only a 15.4% increase in total net revenues and 23.1% increase in gross profits. In 2007, we recognized $6.5 million in share-based compensation charges compared to $8.7 million in 2006, and we did not recognize any charges related to a supplier prepayment write-off. The increase as a percentage of total net revenues for 2007 also reflects a slight 0.7% decrease in advertising costs with a 33.4% increase in total net revenues and 12.2% increase in gross profits.

Other Income (Expenses), Net

Other income (expenses), net was $0.6 million, $2.2 million and $16.5 million in 2005, 2006 and 2007, respectively. In 2006 and 2007, other income (expenses) included $0.8 million and $4.2 million in interest income, respectively. Other income in 2007 also included a significant short-term investment gain of $11.6 million, compared to a short-term investment gain of $0.9 million in 2006.

Income Taxes

We had a net tax expense of $0.8 million in 2005, a net tax benefit of $0.7 million in 2006 and a net tax benefit of $1.3 million in 2007. Because of various special tax rates and incentives in China, our taxes have been relatively low. Our effective income tax rate for 2005, 2006 and 2007 was 7%, 18% and 5%, respectively. As a result of recent changes in PRC tax laws, we expect our effective income tax rate in 2008 to be between 15% to 25%.

Minority Interest

Minority interests consist of the 49% or less outside ownership interests in our majority-owned subsidiaries. In July 2005, we acquired the 49% minority interest in Shanghai HJX, the subsidiary responsible for production, marketing and sale of our electronic learning devices. In 2005, 2006 and 2007, our minority interest totaled $1.8 million, $0.6 million and $7.1 million, respectively, with the amounts in 2007 reflecting primarily net income generated by Shanghai Yimeng. The decrease in 2006 reflected our acquisition in July 2005 of the remaining 49% minority interest in Shanghai HJX and the minority interest for 2005 relates primarily to the previous minority interest in Shanghai HJX. We may form other majority-owned subsidiaries in the future to secure managerial expertise, acquire complementary and additional distribution networks, or secure product or service distribution rights.

Net Income

As a result of the foregoing, net income decreased from $8.0 million in 2005 to 3.9 million in 2006 and increased to $18.7 million in 2007. As a percentage of total net revenues, net income was 4.7%, 2.0% and 7.1% in 2005, 2006 and 2007, respectively. The increase in 2007 primary reflects an increase in short-term investment gain, and to a lesser extent, an increase in income from operations, partially offset by an increase in minority interests.

B.    Liquidity and Capital Resources

	For the years ended December 31,
	2005	2006	2007
	(in thousands)
Cash and cash equivalents	$35,385.7	$40,744.4	$148,743.2
Net cash provided by operating activities	$2,768.4	$1,360.3	$20,533.2
Net cash provided by (used in) investing activities	$(8,336.2)	$1,952.0	$(29,556.7)
Net cash provided by financing activities	$23,531.4	$81.4	$111,894.3

Operating Activities

Net cash provided by operating activities decreased from $2.8 million in 2005 to $1.4 million in 2006 and increased to $20.5 million in 2007. These amounts were adjusted for non-cash items such as minority interest, share-based compensation and depreciation and amortization and changes in various assets and liabilities such as accounts receivables, inventories, prepaid advertising and other expenses and other current assets and accounts payable. The decrease in 2006 was mainly attributable to the change in fair value in warrant liability, accounts payable and accounts receivable adjustments and the increase in 2007 was mainly attributable to minority interest, proceeds from sales of trading securities and deferred revenue.

Minority interest was $1.8 million, $0.6 million and $7.1 million in 2005, 2006 and 2007, respectively. The change in minority interest in 2007 reflects primarily the success of our majority-owned subsidiary in selling our stock-tracking software products. The change in minority interests in 2005 and 2006 reflect primarily the success of our majority-owned subsidiary manufacturing and selling our electronic learning devices, the remaining 49% minority interest of which we acquired in July 2005. Share-based compensation, a non-cash expense, totaled $2.3 million in 2005 related to options granted with an exercise price below the deemed fair value of our ordinary shares on the date of grant, $8.7 million in 2006 following our adoption of SFAS No. 123-R and $6.5 million in 2007.

Our inventory balances increased from $5.4 million at December 31, 2005 to $7.8 million at December 31, 2006 and to $16.4 million at December 31, 2007. Prepaid advertising expenses increased from $20.1 million at December 31, 2005 to $25.4 million at December 31, 2006, requiring the use of cash to fund this increase, but decreased to $23.2 million at December 31, 2007. Other prepaid expenses and other assets increased from $8.5 million at December 31, 2005 to $10.4 million at December 31, 2006 but decreased to $8.1 million at December 31, 2007 (which for December 31, 2006, $4.6 million related to the third party receivable for resold advertising time). In 2006 and 2007, we also had an aggregate increase (decrease) of approximately $(0.1) million and $9.5 million, respectively, in our accounts payable and accrued expenses and other current liabilities over 2005 and 2006, with those increases (decreases) providing cash and utilizing cash, respectively.

As of December 31, 2007, we held approximately $18.0 million in trading securities, which were predominantly initial public ‘A’ shares of Chinese companies, with a small portion consisting of secondary equities of large cap companies in China. Net cash used in trading securities was $0.03 million, $2.0 million and $2.8 million in 2005, 2006 and 2007, respectively.

Investing Activities

Investing activities include purchases of property and equipment, purchases of equity investments in connection with establishment of joint ventures, acquisition of additional interest in a subsidiary, purchases of intangible assets and purchase and disposal of available-for-sale securities. Net cash used in investing activities was $8.3 million, $(2.0) million and $29.6 million in 2005, 2006 and 2007, respectively. In 2005, we used $3.7 million in cash in connection with our acquisition of the remaining 49% minority interest in Shanghai HJX, which is reflected as the acquisition of an additional interest in a subsidiary. Cash used in investing activities in 2005 also reflect purchases of property and equipment of $1.8 million and cash of $3.8 million held by the pre-restructuring entities from which our assets were transferred at the beginning of 2005 in connection with the formation of our offshore holding company structure. Net cash used in investing activities in 2006 reflects expenditures of $1.7 million in connection with the expansion of our call center and cash amounts of the pre-restructuring entities less amounts required to pay liquidation-related liabilities and taxes. Net cash used in investing activities in 2007 reflects our purchase of office space on Tianlin Road in Shanghai for RMB51.5 million (or approximately $7.1 million) and purchase of available-for-sale securities for $20.0 million. In 2007, we purchased two structure notes for $10.0 million each, which we mark-to-market. As of December 31, 2007, the fair values of the notes were $9.2 million and $9.5 million, resulting in unrealized losses of $0.8 million and $0.7 million recorded as a component of accumulated other comprehensive loss in shareholders’ equity. In 2007, we also had interest income from the two notes of $0.9 million, which was included as part of other income.

Financing Activities

Financing activities include proceeds from short-term and long-term bank loans, dividend payments, issue of capital, stock redemptions and proceeds from the exercise of warrants. For 2005, we issued $40.5 million of our Series A convertible preferred stock (net of issuance costs of $2.5 million), including $8.0 million received upon the exercise in full of a warrant to acquire Series A-1 convertible preferred stock, redeemed $9.7 million of our outstanding ordinary shares and paid dividends of $6.4 million to our stockholders. For 2006, our financing activities were primarily receipt of a $0.4 million subscription receivable and a net repayment of $0.3 million in borrowings. For 2007, we used $6.8 million to repurchase 683,000 of our outstanding ADS, received a $9.3 million subscription receivable, and also received $108.9 million in proceeds from our initial public offering, net of issuance costs of $4.3 million. Cash used in financing activities in 2007 was fully offset by net proceeds from our initial public offering in May 2007.

We maintain several small working capital facilities with banks in China with total borrowing capacity of less than $1.0 million. These facilities are mainly for maintaining long-term relationships with banks and do not contain any operational or financial covenants. We have not drawn down on these facilities.

We believe that our current cash and cash equivalents and cash flows from operations will be sufficient to meet our anticipated cash needs for the next 12 months. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments, joint ventures or acquisitions we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. Financing may be unavailable in amounts or on terms acceptable to us, or at all.

Capital Expenditures

Our capital expenditures totaled $1.8 million, $1.7 million and $9.2 million in 2005, 2006 and 2007, respectively. In the past, our capital expenditures consisted principally of the purchases of property and equipment and investments in buildings related to expansions and upgrades to our call centers and related management information systems. In September 2007, we executed a purchase agreement to acquire two floors (approximately 3,900 square meters) of a building located on Tianlin Road, Shanghai for office space for RMB51.5 million (or approximately $7.1 million). We expect our capital expenditures in 2008 to total approximately $9.2 million and to use it to improve existing operation logistics and to add a warehouse and call center as part of a plan to develop in the next three to five years infrastructure for building a future home shopping business. We expect to use proceeds from our initial public offering and cash generated from operating activities to fund these planned capital expenditures.

Critical Accounting Policies

We prepare our financial statements in conformity with US GAAP, which requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities on the date of the financial statements and the reported amounts of net revenues and expenses during the financial reporting period. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates. Some of our accounting policies require higher degrees of judgment than others in their application. We consider the policies discussed below to be critical to an understanding of our financial statements as their application places the most significant demands on our management’s judgment.

Share-based Compensation and Warrant Liability Charges

Through 2005, we accounted for our stock option plans using the intrinsic value method under APB 25. Effective the beginning of 2006, we adopted Statement of Financial Accounting Standards (“SFAS”) No. 123-R, “Share-Based Payment”, and elected to adopt the modified prospective application method. SFAS No. 123-R requires us to use a fair-value based method to account for stock-based compensation. Accordingly, stock-based compensation cost is measured at the grant date, based on the fair value of the award, and is recognized as expense over the employees’ requisite service period. Our option plans are described more fully in Note 11 to our consolidated financial statements.

In 2005, we recorded a charge of approximately $10.1 million for the change in fair value in warrant liability in connection with warrants to acquire shares of our Series A-1 convertible redeemable preferred stock.

Determining the value of our share-based compensation expense in future periods requires the input of highly subjective assumptions, including expected life of the share-based payment awards, estimated forfeitures and the price volatility of the underlying shares. The assumptions used in calculating the fair value of share-based payment awards represent management’s best estimates, but these estimates involve inherent uncertainties and the application of management judgment. As a result, if factors change and we use different assumptions, our share-based compensation expense could be materially different in the future. In addition, we estimate our expected forfeiture rate and recognize expense only for those shares expected to vest. These estimations are based on past employee retention rates and our expectations of future retention rates. We will prospectively revise our forfeiture rates based on actual history. Our compensation expense may change based on changes to our actual forfeitures.

Revenue Recognition

We recognize net revenue for sales through our direct sales platforms upon delivery of the products to, and acceptance by, our customers. These revenues are recognized net of sales tax incurred. We rely significantly on EMS and local delivery companies to deliver products sold through our direct sales platforms. It generally takes one to seven days for a product to be delivered by EMS and local delivery companies, with these companies regularly reporting to us product delivery status. Of the total attempted product deliveries in 2005, 2006 and 2007, approximately 19%, 23% and 25%, respectively were unsuccessful due to customers’ refusal to accept a product upon delivery or failure to successfully locate the delivery address. Generally, the higher a product’s sales price and the longer the amount of time between ordering and delivery, the more likely a customer may refuse product delivery. For unsuccessful deliveries EMS and local delivery companies are required to return the undelivered products to us. It generally takes EMS two to three weeks, and local delivery companies seven days, to return the undelivered products to us.

Direct sales revenues for 2005, 2006 and 2007 have been adjusted based on actual product return experience. In future periods, as we report our revenues for interim periods, we may be required to estimate the amount of sales returns based on the historical trend of product returns, current economic trends, including market acceptance of new and existing products, and other delivery and return information available from EMS and local delivery companies. Beginning in 2005, we introduced our customer loyalty program for direct sales which includes coupon discounts and membership points. We net the cost of these promotional activities against revenue at the time revenue is recorded. We use historical trend experience to accrue costs associated with cash coupon discounts and membership points.

Pursuant to joint sales arrangements, we generate direct sales revenues from the sale of a featured product or service through our TV direct sales programs. Our joint sales partner also sells the featured product or service through its own distribution channels. In exchange for the sales support provided by our TV direct sales programs, we also receive additional payments based on sales through our sales partners’ own distribution channels. These payments are recorded as a reduction to cost of direct sales revenues via a reduction in the purchase price of the products purchased by us from our sales partners, similar to a vendor rebate. Payments received from our joint sales partners to share a portion of the related TV advertising expense under certain joint sales arrangements entered in 2007 are recorded as a reduction to our TV advertising expense. We did not receive any of these payments prior to 2006.

Under our marketing services arrangements, we provide a TV direct sales marketing plan, the related TV advertising time and call center support in exchange for a fixed fee, which is included in our direct sales net revenues. Our marketing services arrangements are predominately marketing in nature and are expected to generate limited or no TV direct product sales revenues.

We recognize net revenues for products sold through our nationwide distribution network when products are delivered to and accepted by our distributors. The distributor agreements do not provide discounts, chargebacks, price protection and stock rotation rights. However, there were certain distributor agreements that provided performance-based cash rebates which were net against revenue at the time revenue was recorded.

From 2006, we generated revenue from annual subscription fees from subscribers for our stock-tracking software, which includes access to our initial software CD containing data analysis tools and services. Upon receipt by us or one of our distributors of the upfront cash payments from the subscriber, we provide an access code to the subscriber and will activate the subscriber’s account when the subscriber first logs on. This will commence the one-year subscription period and the full payment will be deferred and recognized ratably over the one-year subscription period. After the initial subscription period, users can subscribe for additional one-year renewal periods. The pricing of the initial subscription fee and renewal fee is the same regardless of whether it is sold by us or through our distribution network. Because the data services are essential to the functionality of the software analysis tools, we recognize revenue ratably over the one-year subscription period. For 2007, we recognized $16.8 million in relation to subscription revenue and at December 31, 2007 our deferred revenue balance was $13.4 million.

Goodwill Valuation

We test goodwill for possible impairment on an annual basis as of April 30 of each year and at any other time if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount.

The impairment test for goodwill is a two-step process. Step one consists of a comparison of the fair value of a reporting unit with its carrying amount, including the goodwill allocated to the reporting unit. Measurement of the fair value of a reporting unit is based on one or more fair value measures. These measures involve significant management judgment and as a result are subject to change.

If the carrying amount of the reporting unit exceeds the fair value, step two requires the fair value of the reporting unit to be allocated to the underlying assets and liabilities of that reporting unit, resulting in an implied fair value of goodwill. If the carrying amount of the reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss equal to the excess is recorded.

The fair value of each reporting unit is determined by analysis of discounted cash flows. The significant assumptions regarding our future operating performance are revenue growth rates, discount rates and a terminal multiple. If any of these assumptions changes, the estimated fair value of our reporting units will change, which could affect the amount of goodwill impairment charges.

We may incur goodwill impairment charges in the future although we cannot predict whether this will occur when we perform our goodwill impairment test each year.

C.    Research and Development

We spent $0.1 million and $0.1 million in research and development in 2006 and 2007, respectively.

D.    Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2005 to December 31, 2007 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.    Off-Balance Sheet Arrangements

As part of our ongoing business, we do not participate in transactions that generate relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which are often established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. All of our subsidiaries and joint ventures are at least 51% majority owned by us. These subsidiaries and our affiliated companies are fully included in our financial statements.

F.    Tabular Disclosure of Contractual Obligations

A summary of our contractual obligations at December 31, 2007 is as follows:

	Payments due by period
Contractual obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)
Operating leases(1)	$3,327	$2,291	$986	$4	$46
Advertising commitments(2)	68,752	68,752	—	—	—

Total	$72,079	$71,043	$986	$4	$46

(1)	Operating leases are for office premises and buildings.

(2)	Contractual advertising commitments, of which $22.3 million were prepaid as of December 31, 2007.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    Directors and Senior Management

The following table sets forth certain information relating to our directors and executive officers as of the date of this annual report. The business address of each of our directors and executive officers is 12/F, Xinyin Building, 888 Yishan Road, Shanghai 200233, People’s Republic of China.

Name	Age	Position/Title
James Yujun Hu	44	Chairman of the board of directors, chief executive officer
Don Dongjie Yang	40	Director, president
Guoying Du	34	Director, vice president
Robert W. Roche	45	Director
Andrew Y. Yan	50	Director
Denny Lee	40	Independent Director
Shujun Li	36	Independent Director
Ying Wu	48	Independent Director
Joe Zhixiong Zhou	46	Independent Director
Gordon Xiaogang Wang	44	Vice president, chief financial officer
David Chenghong He	43	Vice president
Ella Man Lin	36	Vice president
Kevin Guohui Hu	44	Vice president

James Yujun Hu is chairman of the board of directors and chief executive officer of our company. Mr. Hu has been our chief executive officer since he joined us in 1999. Prior to joining us, Mr. Hu worked at HACI Group Co., Ltd. from 1998 to 1999 as general manager. From 1996 to 1998, Mr. Hu served as the executive vice president at TVS, one of China’s first TV home shopping companies. During his three years of employment with TVS, Mr. Hu established China’s first nationwide TV home shopping network. Mr. Hu also worked at Guangzhou Broadcasting Equipment Company as chief economist from 1987 to 1996. Mr. Hu received a bachelor’s degree in Microwave Engineering and a master’s degree in Business Administration from Xidian University.

Don Dongjie Yang is a co-founder, a director and the president of our company. Mr. Yang was our chief executive officer and president before James Yujun Hu joined us and is currently responsible for our call center operations and development of new business opportunities. Prior to founding our company in 1998, Mr. Yang was a partner of J&J Partners from 1996 to 1997. He also acted as general manager of Bei Shang Printing Co., Ltd. from 1993 to 1995. Mr. Yang studied Law at Peking University from 1986 to 1989.

Guoying Du is a director and vice president of our company. He is currently responsible for our nationwide distribution business. Prior to his appointment as vice president in 2005, Mr. Du was the general manager in Shanghai HJX, one of our subsidiaries, starting in 2004. Mr. Du served as general manager of Beijing BABAKA Technology Development Co., Ltd. from 1997 to 2004. During the period from 1995 to 1997, Mr. Du worked with Huasheng Industrial Trading Co., Ltd. as a manager. Mr. Du graduated from Henan Normal University in 1994 majoring in Chinese Literature.

Robert W. Roche is a co-founder and director of our company. He is also the co-founder and president of Oak Lawn Marketing, Inc., a Japan-based company that engages in the TV home shopping business. Mr. Roche is a founding member of the American Business Community of Nagoya. He is also the first governor from Chubu of the American Chamber of Commerce in Japan. Mr. Roche received his bachelor’s degree in Economics and Japanese Studies from Illinois State University in 1985 and a J.D. degree from the University of Denver in 1988.

Andrew Y. Yan is a director of our company. He is the managing partner of SAIF Partners III and SB Asia Investment Fund II L.P. and president of Softbank Asia Infrastructure Fund. Before joining Softbank Asia Infrastructure Fund in 2001, Mr. Yan was a managing director and the head of the Hong Kong office of Emerging Markets Partnership. From 1993 to 1994, he was the director responsible for strategic planning and business development for the Asia Pacific region at Sprint International Corporation. Mr. Yan has also worked as research fellow at the Hudson Institute in Washington, D.C., the World Bank and the State Commission for Economic Restructuring of the State Council of the PRC. Mr. Yan was elected as “Venture Capitalist of the Year” in 2004 and “Top-Ten Venture Investors in 2005” by China Venture Capital Association. He is currently an independent director of two Hong Kong listed companies, China Oilfield Services Limited and Stone Group Holdings Limited. Mr. Yan received a master of arts degree from Princeton University and a master of arts degree from Peking University as well as a bachelor’s degree in Engineering from the Nanjing Aeronautic Institute.

Denny Lee is an independent director of our company Mr. Lee was the chief financial officer of NetEase.com Inc., a Nasdaq-listed company and one of the China’s leading Internet and online game services providers. Prior to joining NetEase, Mr. Lee worked in the Hong Kong office of KPMG for more than ten years where he specialized in auditing international clients. Mr. Lee currently serves as a director on the board of directors of NetEase, and also serves as an independent director and chairman of the audit committees of New Oriental Education & Technology Group Inc. and Gushan Environmental Energy Limited, both NYSE-listed companies. Mr. Lee graduated from Hong Kong Polytechnic University and majored in accounting. Mr. Lee is a member of the Chartered Association of Certified Accountants and the Hong Kong Institution of Certified Public Accountants.

Shujun Li is an independent director of our company. Mr. Li is currently the president and a director of TB Management Ltd. He is also a director of Yingli Green Energy Holding Company Limited. Before that, he served as Shanda Interactive Entertainment Limited’s chief financial officer since November 2003 and vice president since July 2003. Mr. Li previously served as Shanda’s director of investment and overseas business from March 2002 to July 2003. Prior to joining Shanda, Mr. Li served as a fund manager responsible for the establishment of Zhongrong Fund Management Company from January 2001 to October 2001 and a senior manager at the international business department of China Southern Securities Co., Ltd. from August 1997 to December 2000. Mr. Li holds a PhD degree in History of Economic Thoughts from Nankai University, a master’s degree in Economics from Nankai University and a bachelor’s degree in English from Hebei Normal University.

Ying Wu is an independent director of our company. Mr. Wu has served as the general partner of CTC Capital since October 2007. Prior to this, Mr. Wu served as UTStarcom, Inc.’s executive vice president and board vice chairman from October 1995 to June 2007. Mr. Wu also served as the president and chief executive officer of one of UTStarcom’s subsidiaries from October 1995 to June 2007. Mr. Wu was a co-founder of, and from February 1991 to September 1995 served as senior vice president of, StarCom Network Systems, Inc., a company that marketed and distributed third party telecommunications equipment. In September 1995, StarCom Network Systems merged with Unitech Telecom to form UTStarcom. From 1988 to 1991, Mr. Wu served as a member of the technical staff of Bellcore Laboratories. From 1987 through 1988, Mr. Wu served as a consultant at AT&T Bell Laboratories. Mr. Wu also serves as a director of AsiaInfo Holdings, Inc. He holds a B.S. in Electrical Engineering from Beijing Industrial University and an M.S. in Electrical Engineering from the New Jersey Institute of Technology.

Joe Zhixiong Zhou is an independent director of our company. He is a founder and managing partner of Keytone Ventures and an affiliate partner of Kleiner Perkins Caufield & Byers (KPCB) China Fund. From March 2007 to March 2008, he was a managing partner of KPCB China Fund. Before that, he was a partner with SAIF Partners, managing SB Asia Infrastructure Fund and SB Asia Investment Fund II L.P. Mr. Zhou worked in Softbank China Venture Capital From 2000 to 2001 as head of its Beijing office. From 1995 to 1999, Mr. Zhou was a vice president in UTStarcom (China) Co, Ltd, a Softbank investment in China. Prior to 1995, Mr. Zhou worked in Lepton Inc as a project manager and in AI&I Bell Laboratories as a technical consultant. Mr. Zhou received a bachelor’s degree in Semiconductors from Beijing Polytechnic University in 1982 and received a master’s degree in Electrical Engineering from the New Jersey Institute of Technology in 1990.

Gordon Xiaogang Wang joined us in 2005 as chief financial officer of our company. Mr. Wang has over 12 years of experience in corporate finance and strategic business development. Prior to joining us, Mr. Wang served as chief financial officer and executive vice president in Chaoda Modern Agriculture Limited starting in 2003. Mr. Wang also served as director of investor relations at Legend Group Limited from 2002 to 2003. Prior to that, Mr. Wang held positions in various organizations, including JingTai Securities (Hong Kong), MeetChina.com, Schroders Asia Limited and Morgan Stanley Asia Limited. Mr. Wang received a bachelor’s degree in Mechanical Engineering from Tianjin University in 1985, a master’s degree in Computer Aided Engineering from Rutgers University in 1989 and an MBA degree from the University of Chicago in 1994.

David Chenghong He is a vice president of our company. Mr. He has been our vice president in charge of financial management since he joined us in 2000 and is currently responsible for the management of our financial systems, logistics and payment systems. Prior to joining us, Mr. He served as the vice president in charge of finance at TVS, one of the China’s first TV home shopping companies. From 1987 to 1997, Mr. He worked at China Huajing Electronic Co., Ltd. as manager of the finance department. Mr. He received a bachelor’s degree in Information Engineering and a master’s degree in Business Administration from Xidian University. He is also a registered public accountant in Canada.

Ella Man Lin is a vice president of our company. Ms. Lin joined us in 2000 and has been responsible for our product development, supplier management and human resources management since that time. Prior to joining us, she served as the manager of the human resources department at TVS, one of China’s first TV home shopping companies. From 1994 to 1996, Ms. Lin headed Guangzhou Broadcasting Equipment Company TV sales in Sichuan province. Ms. Lin received a bachelor’s degree in Applied Electronics from Chengdu University of Electronic Science & Technology in 1994 and an EMBA from Hong Kong University of Science and Technology in 2006.

Kevin Guohui Hu is a vice president of our company. Mr. Hu was the general manager of our media department before his promotion to vice president in 2005. He is currently responsible for our media purchasing, planning and management. Prior to joining us in 2000, Mr. Hu served as the general manager in charge of media and assistant president at TVS, one of China’s first TV home shopping companies. Mr. Hu’s prior working experience includes employment with Unrise Department Co., Ltd. from 1995 to 1996, Hengyang Steel Tube Company from 1989 to 1995 and Oxygen Company of Panzhihua Steel Group from 1983 to 1989. Mr. Hu received a bachelor’s degree in Chemistry from Central South University in 1983.

B.    Compensation

Compensation of Directors and Executive Officers

In 2007, the aggregate cash compensation to our executive officers, including all the directors, was approximately $1.5 million. For information regarding options granted to officers and directors, see “ — Equity Incentive Plans”. We do not pay or set aside any amounts for pensions, retirement or other benefits for our officers and directors.

Equity Incentive Plans

The board of directors of China DRTV adopted a 2005 Equity Incentive Plan, or the 2005 Plan, on March 18, 2005. On June 30, 2005, the board of China DRTV approved a 2005 Equity Incentive Plan B, or the 2005 Plan B, in connection with China DRTV’s acquisition of the 49% minority interest of Shanghai HJX not already owned by China DRTV at that time. Acorn International assumed all of the options that had been granted under the 2005 Plan and the 2005 Plan B on March 31, 2006 in connection with its acquisition of all of the outstanding shares of China DRTV in exchange for the issuance of shares by Acorn International to the shareholders of China DRTV. The board of directors of China DRTV terminated the 2005 Plan and the 2005 Plan B after the assumption by Acorn International of all of the options that had been granted under the 2005 Plan and the 2005 Plan B. Our 2006 Equity Incentive Plan, or the 2006 Plan, was adopted by the board of directors of Acorn International on May 1, 2006.

All of our incentive plans are intended to promote our success and to increase shareholder value by providing an additional means to attract, motivate, retain and reward selected directors, officers, employees and other eligible persons.

Each of our incentive plans permits us to issue options to purchase our ordinary shares and to issue stock appreciation rights, or SARs, which entitle the SAR holder to acquire the benefit of any appreciation in the value of the underlying ordinary shares. Options and SARs granted under our incentive plans generally do not vest unless the grantee remains under our employment or in service with us on the given vesting date. However, in circumstances where there is a death or disability of the grantee, or a change in the control of our company, the vesting will be accelerated to permit immediate exercise of all options and SARs granted to a grantee. In addition, the vesting of options and SARs held by a director who is appointed by the holders of our preferred shares who terminates his service will be accelerated to permit immediate exercise of all options and SARs granted to such director upon termination of that director’s service with us.

Generally, to the extent an outstanding option or SAR initially granted under the 2005 Plan, the 2005 Plan B and the 2006 Plan has not been vested by the date when the grantee’s employment or service with us terminates, the option or SAR will terminate and become unexercisable, except for directors appointed by the holders of our preferred shares.

Initially, the number of ordinary shares reserved under the 2005 Plan was 7,250,000. Upon attainment of certain financial benchmarks meant to measure business performance, which were set forth in our share subscription agreement with SB Asia Investment Fund II L.P. and other parties thereto, we approved the amendment of the 2005 Plan on November 4, 2005 to increase the number of ordinary shares reserved under the 2005 Plan by 1,350,000. As a result, an aggregate of 8,600,000 ordinary shares were reserved under the 2005 Plan. Under the 2005 Plan, we granted:

•

Options to purchase 6,663,964 ordinary shares to certain of our directors, officers and employees on March 18, 2005, subject to vesting requirements. Each of these options has an exercise price of $1.58 per share. 25% of these options became vested on the grant date March 18, 2005 and, except as described below, the remaining 75% of these options will be vested in 36 equal monthly installments.

•

Options to purchase 371,945 ordinary shares to one of our officers and one of our employees on September 1, 2005, subject to vesting requirements. Each of these options has an exercise price of $1.66 per share. 25% of these options became vested on the grant date September 1, 2005 and the remaining 75% of these options will be vested in 36 equal monthly installments.

•

Options to purchase 1,350,000 ordinary shares to our directors, officers and employees on November 4, 2005. At the time of the grant, each of these options had an exercise price of $5.00 per share. All the 1,350,000 options became vested immediately upon grant on November 4, 2005.

An aggregate of 815,366 ordinary shares were reserved under the 2005 Plan B. On August 20, 2005, we granted options to purchase a total of 667,117 ordinary shares under the 2005 Plan B to certain officers and employees, subject to vesting requirements. Each of these options has an exercise price of $1.66 per share. 25% of these options became vested on the grant date August 20, 2005 and the remaining 75% of these options will be vested in 36 equal monthly installments.

An aggregate of 24,133,000 ordinary shares were reserved under the 2006 Plan, of which 9,053,026 are subject to issuance upon exercise of the options originally granted under the 2005 Plan and the 2005 Plan B and assumed by Acorn International.

On May 1, 2006 we granted under the 2006 Plan:

•

SARs with respect to 3,260,000 of our ordinary shares to certain directors, officers, employees and consultants, or A-type SARs, subject to vesting requirements. At the time of grant, each of these A-type SARs had an exercise price of $7.00 per ordinary share. 25% of these grants of A-type SARs became vested on the grant date May 1, 2006 and the remaining 75% of the A-type SARs will be vested in 36 equal monthly installments from May 2006.

•

SARs with respect to 1,580,000 ordinary shares to certain directors, officers, employees and consultants, or B-type SARs, subject to vesting requirements. Each of these B-type SARs had an exercise price of $7.00 per ordinary share. In addition to the requirement that the grantee remains under our employment or in service with us on the given vesting date, the vesting of each B-type SARs was subject to our satisfaction of a certain performance target. Because we did not meet the agreed performance target for the vesting of B-type SARs, the B-type SARs that we issued were forfeited.

•

SARs with respect to 1,580,000 ordinary shares to certain directors, officers, employees and consultants, or C-type SARs, subject to vesting requirements. Each of these C-type SARs had an exercise price of $7.00 per ordinary share. In addition to the requirement that the grantee remains under our employment or in service with us on the given vesting date, the vesting of each C-type SARs was subject to our satisfaction of a certain performance target. Because we did not meet the agreed performance target for the vesting of C-type SARs, the C-type SARs that we issued were forfeited.

On July 6, 2006, we granted under the 2006 Plan SARs with respect to 370,000 of our ordinary shares to certain directors, officers, employees and consultants. At the time of grant, each of these SARs had an exercise price of $7.00 per ordinary share. SARs with respect to 257,500 shares became fully vested immediately at the time of grant with the remaining SARs to be vested in 36 equal monthly installments starting from July 2006.

On September 27, 2006, we modified the exercise price of options granted on November 4, 2005 from $5.00 per ordinary share to $3.00 per ordinary share, and certain A-type SARs granted on May 1, 2006 and SARs granted on July 6, 2006 from $7.00 per ordinary share to $3.50 per ordinary share. On the same date, we granted additional A-type SARs with respect to 2,076,100 of our ordinary shares to certain directors, officers, employees and consultants under the 2006 Plan. Each of these A-type SARs has an exercise price of $3.50 per ordinary share. 25% of these grants of A-type SARs became vested on the date that they were granted and the remaining 75% of the A-type SARs will be vested in 36 equal monthly installments beginning in September 2006.

On April 3, 2007, we granted under the 2006 Plan A-type SARs with respect to 1,030,000 of our ordinary shares and D-type SARS with respect to 750,000 of our ordinary shares to certain directors, officers and employees. The vesting of our D-type SARs was subject to our satisfaction of a certain performance target, which we met, therefore all of the D-type SARs have vested. Of the 1,030,000 A-type SARs, 25% of these grants vested immediately at the time of grant and the remaining 75% vest in 36 equal monthly installments starting from April 2007. Each of these A-type SARs and D-type SARs has an exercise price of $4.50 per share.

On April 16, 2007, we granted under the 2006 Plan A-type SARs with respect to 85,000 of our ordinary shares to certain employees. Each of these SARs has an exercise price of $4.50 per share. Of the total SARs granted on April 16, 2007, 25% became vested immediately at the time of grant and the remaining 75% are vested in 36 equal installments beginning in April 2007.

Each of the above SARs will be settled upon exercise solely in Acorn ordinary shares. Upon exercise, a holder of an SAR will receive ordinary shares having a market price, on the date of exercise, equal to the excess of the fair market value of our ordinary shares on the date of exercise over the base price of the applicable SAR.

Our board of directors may amend, alter, suspend, or terminate the 2006 Plan at any time, provided, however, that our board of directors must first seek the approval of the participants of the 2006 Plan if such amendment, alteration, suspension or termination would adversely affect the rights of participants under any option granted prior to that date. Without further action by our board of directors, the 2006 Plan will terminate on April 30, 2016.

The table below sets forth, as of the date of this annual report, the option and SAR grants made to our directors and executive officers, under the 2006 Plan (including prior year grants of options covered under this plan):

Name	Ordinary Shares Underlying Outstanding Option/SARs		Exercise Price ($/Share)	Grant Date	Expiration Date
James Yujun Hu	1,700,000		1.58	March 18, 2005	March 18, 2015
	280,000		3.00	November 4, 2005	November 4, 2015
	480,000		3.50	May 1, 2006	May 1, 2012
	500,000	(1)(11)	7.00	May 1, 2006	May 1, 2012
	250,000		3.50	September 27, 2006	September 27, 2012
	425,000	(12)	4.50	April 3, 2007	April 3, 2013

Don Dongjie Yang	1,320,000		1.58	March 18, 2005	March 18, 2015
	180,000		3.00	November 4, 2005	November 4, 2015
	280,000		3.50	May 1, 2006	May 1, 2012
	300,000	(2)(11)	7.00	May 1, 2006	May 1, 2012
	146,000		3.50	September 27, 2006	September 27, 2012
	285,000	(13)	4.50	April 3, 2007	April 3, 2013

Guoying Du	150,000		1.58	March 18, 2005	March 18, 2015
	323,117		1.66	August 20, 2005	August 19, 2015
	90,000		3.00	November 4, 2005	November 4, 2015
	200,000		3.50	May 1, 2006	May 1, 2012
	200,000	(3)(11)	7.00	May 1, 2006	May 1, 2012
	444,000		3.50	September 27, 2006	September 27, 2012
	210,000	(14)	4.50	April 3, 2007	April 3, 2013

Robert W. Roche	50,000		3.50	July 6, 2006	July 6, 2012
	18,000		3.50	September 27, 2006	September 27, 2012

Andrew Y. Yan(4)	329,482		1.58	March 18, 2005	March 18, 2015

Denny Lee	50,000		3.50	July 6, 2006	July 6, 2012
	18,000		3.50	September 27, 2006	September 27, 2012

Shujun Li	35,000		3.50	July 6, 2006	July 6, 2012
	13,000		3.50	September 27, 2006	September 27, 2012

Ying Wu	35,000		3.50	July 6, 2006	July 6, 2012
	13,000		3.50	September 27, 2006	September 27, 2012

Joe Zhixiong Zhou(5)	329,482		1.58	March 18, 2005	March 18, 2015

Name	Ordinary Shares Underlying Outstanding Option/SARs		Exercise Price ($/Share)	Grant Date	Expiration Date

Gordon Xiaogang Wang	360,000		1.66	September 1, 2005	September 1, 2015
	82,000		3.00	November 4, 2005	November 4, 2015
	460,000		3.50	May 1, 2006	May 1, 2012
	200,000	(6)(11)	7.00	May 1, 2006	May 1, 2012
	136,000		3.50	September 27, 2006	September 27, 2012
	210,000	(14)	4.50	April 3, 2007	April 3, 2013

David Chenghong He(7)	790,000		1.58	March 18, 2005	March 18, 2015
	110,000		3.00	November 4, 2005	November 4, 2015
	200,000		3.50	May 1, 2006	May 1, 2012
	200,000	(8)(11)	7.00	May 1, 2006	May 1, 2012
	104,000		3.50	September 27, 2006	September 27, 2012
	210,000	(14)	4.50	April 3, 2007	April 3, 2013

Ella Man Lin	790,000		1.58	March 18, 2005	March 18, 2015
	120,000		3.00	November 4, 2005	November 4, 2015
	200,000		3.50	May 1, 2006	May 1, 2012
	200,000	(9)(11)	7.00	May 1, 2006	May 1, 2012
	104,000		3.50	September 27, 2006	September 27, 2012
	210,000	(14)	4.50	April 3, 2007	April 3, 2013

Kevin Guohui Hu	100,000		1.58	March 18, 2005	March 18, 2015
	50,000		1.66	August 20, 2005	August 19, 2015
	50,000		3.00	November 4, 2005	November 4, 2015
	200,000		3.50	May 1, 2006	May 1, 2012
	200,000	(10)(11)	7.00	May 1, 2006	May 1, 2012
	104,000		3.50	September 27, 2006	September 27, 2012
	210,000	(14)	4.50	April 3, 2007	April 3, 2013

(1)	Includes 250,000 ordinary shares underlying B-type SARs and 250,000 ordinary shares underlying C-type SARs.

(2)	Includes 150,000 ordinary shares underlying B-type SARs and 150,000 ordinary shares underlying C-type SARs.

(3)	Includes 100,000 ordinary shares underlying B-type SARs and 100,000 ordinary shares underlying C-type SARs.

(4)	Andrew Y. Yan resigned from our board of directors on June 15, 2006. All of Mr. Yan’s options vested immediately upon his resignation. He was re-appointed as our director on December 4, 2006.

(5)	All of Mr. Zhou’s options became fully vested as approved by our board of directors on August 15, 2006.

(6)	Includes 100,000 ordinary shares underlying B-type SARs and 100,000 ordinary shares underlying C-type SARs.

(7)	David Chenghong He resigned from our board of directors on July 5, 2006.

(8)	Includes 100,000 ordinary shares underlying B-type SARs and 100,000 ordinary shares underlying C-type SARs.

(9)	Includes 100,000 ordinary shares underlying B-type SARs and 100,000 ordinary shares underlying C-type SARs.

(10)	Includes 100,000 ordinary shares underlying B-type SARs and 100,000 ordinary shares underlying C-type SARs.

(11)	All B-type and C-type SARs have been forfeited because we did not meet the agreed performance target for the vesting of those B-type and C-type SARs.

(12)	Includes 245,000 ordinary shares underlying A-type SARs, of which 5,000 ordinary shares underlying A-type SARs were cancelled on April 16, 2007, and 180,000 ordinary shares underlying D-type SARs.

(13)	Includes 165,000 ordinary shares underlying A-type SARs and 120,000 ordinary shares underlying D-type SARs.

(14)	Includes 120,000 ordinary shares underlying A-type SARs and 90,000 ordinary shares underlying D-type SARs.

For risks related to registrations required of our PRC option holders, see Item 3.D, “Key Information — Risk Factors — Risks Relating to China — A failure by PRC individuals who hold shares or share options granted pursuant to an employee share option or share incentive plan to make any required applications and filings could expose us and our PRC individual option holders to liability under PRC law”.

Employment Agreements

We have entered into employment agreements with each of our executive officers. We may terminate their employment for cause at any time, without notice or remuneration, for certain acts including but not limited to acts of personal dishonesty in connection with an executive officer’s employment by us which are intended to result in the executive officer’s substantial personal enrichment or reasonably likely to materially harm us, any conviction of a crime which our board of directors reasonably believes has had or will have a material detrimental effect on our reputation or business, willful misconduct that is materially injurious to us, or continued violations of an executive officer’s obligations to us after we have delivered a written demand for compliance. An executive officer may terminate employment upon a material reduction of or removal from his or her duties, position or responsibilities without the executive officer’s express written consent, a material reduction of the executive officer’s compensation or benefits, a material reduction of the facilities and perquisites available to the executive officer without express prior written consent, or the relocation of the executive officer to a facility or location more than 50 miles from his or her current location without his or her express prior written consent, but in each case only if we fail to cure these issues within a reasonable time. Upon the occurrence of any of these events, the departing executive officer will be entitled to receive a severance payment equal to one year of his or her annualized base salary. An executive officer may also terminate his or her employment for other reasons or no reason at all after providing prior written notice of at least 30 days, in which case the departing executive officer will not be entitled to receive any severance payments. We may terminate the employment of any of our executive officers without cause by giving him or her a prior written notice of at least 30 days. In the case of termination without cause, the executive officer will be entitled to a severance payment in an amount equal to one year of his or her annualized base salary.

Each executive officer has agreed to hold, both during and after his or her employment agreement expires or is terminated, in strict confidence and not to use, except for our benefit (including our affiliated entities and our subsidiaries), any proprietary or confidential information, including technical data and trade secrets of our company or the confidential information of any third party, including our affiliated entities and our subsidiaries, that we receive. Each executive officer has also agreed to disclose to us and hold in trust for us all of the inventions, ideas, designs and trade secrets conceived of by him or her during the period that he or she is employed by us, and to assign all of his or her interests in them to us. In addition, each executive officer has agreed that, while employed by us and for a period of two years after termination of his or her employment, he or she will not:

•	serve, invest or assist in any business that competes with any significant aspect of our business or our affiliated entities’ business; or

•	solicit, induce, recruit or encourage any person to terminate his or her employment or consulting relationship with us or our affiliated entities.

C.  Board Practices

Duties of Directors

Under Cayman Islands law, our directors have a duty of loyalty to act honestly in good faith with a view to our best interests. Our directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our amended and restated memorandum and articles of association. A company has the right to seek damages if a duty owed by our directors is breached.

The functions and powers of our board of directors include, among others:

•	convening shareholders’ meetings and reporting its work to shareholders at such meetings;

•	implementing shareholders’ resolutions;

•	determining our business plans and investment proposals;

•	formulating our profit distribution plans and loss recovery plans;

•	determining our debt and finance policies and proposals for the increase or decrease in our registered capital and the issuance of debentures;

•	formulating our major acquisition and disposition plans, and plans for merger, division or dissolution;

•	proposing amendments to our amended and restated memorandum and articles of association; and

•	exercising any other powers conferred by the shareholders’ meetings or under our amended and restated memorandum and articles of association.

Terms of Directors and Executive Officers

We currently have nine directors on the board. We have a staggered board, which means our directors, excluding our chief executive officer, are divided into three classes, with a portion of our board standing for election every year. At the 2008 annual general meeting, the terms of office of Joe Zhiziong Zhou, Andrew Y. Yan will expire. At the 2009 annual general meeting, the terms of office of Robert R. Roche, Shujun Li and Ying Wu will expire. At the 2010 annual general meeting, the terms of Guoying Du, Denny Lee and Don Dongjie Yang will expire. Our chief executive officer will have the right to remain a director so long as he remains as the chief executive officer.

All of our officers are appointed by and serve at the discretion of our board of directors and are elected by and may be removed by a majority vote of our board.

Board Committees

Our board of directors has established an audit committee, a compensation committee and a nominations committee.

Audit Committee

Our audit committee consists of Denny Lee, Shujun Li and Joe Zhixiong Zhou. Denny Lee is the chairman of our audit committee and is a director with accounting and financial management expertise as required by the New York Stock Exchange corporate governance rules, or the NYSE Rules. Each member of our audit committee satisfies the “independence” requirements of the NYSE Rules and meets the criteria for independence set forth in Section 10A(m)(3) of the U.S. Securities Exchange Act of 1934, or the Exchange Act.

The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. Our audit committee is responsible for, among other things:

•	selecting the independent auditor and pre-approving auditing and non-auditing services permitted to be performed by the independent auditor;

•

at least annually, obtaining and reviewing the independent auditor’s report describing its internal quality-control procedures, any material issues raised by the most recent internal quality control review, or peer review, of the independent auditors and all relationships between the independent auditors and our company;

•	setting clear hiring policies for employees or former employees of the independent auditors;

•	reviewing with the independent auditors any audit problems or difficulties the independent auditor may have encountered in the course of its work, and management’s response;

•	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the U.S. securities laws;

•	reviewing and discussing the annual audited financial statements with management and the independent auditors;

•	reviewing and discussing with management and the independent auditors major issues regarding accounting principles and financial statement presentations;

•

reviewing reports prepared by management or the independent auditors relating to significant financial reporting issues and judgments made in connection with the preparation of our financial statements;

•	reviewing with management and the independent auditors the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on our financial statements;

•	discussing policies with respect to risk assessment and risk management;

•	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;

•

obtaining and reviewing timely reports from the independent auditor regarding all critical accounting policies and practices to be used by our company, all alternative treatments of financial information within US GAAP that have been discussed with management and all other material written communications between the independent auditor and management;

•

establishing procedures for the receipt, retention and treatment of complaints received from our employees regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;

•	reviewing and reassessing the adequacy of our audit committee charter at least annually and recommending any changes to our board of directors;

•	meeting separately and periodically with management, the internal auditors and the independent auditors;

•	reporting regularly to the full board of directors; and

•	exercising such other powers and performing such other duties as may from time to time be delegated to the audit committee by our board of directors.

Compensation Committee

Our current compensation committee consists of Shujun Li, Joe Zhixiong Zhou and Andrew Y. Yan. Shujun Li is the chairman of our compensation committee. Each member of our compensation committee satisfies the “independence” requirements of the NYSE Rules.

Our compensation committee is responsible for, among other things:

•

reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer, evaluating the performance of our chief executive officer in light of those goals and objectives, reporting the results of such evaluation to our board of directors, and determining (either as a committee or with our board of directors) our chief executive officer’s compensation level based on this evaluation;

•	at least annually, reviewing and approving all compensation arrangements with our chief executive officer and our other senior executive officers;

•

reviewing and making recommendations to our board of directors with respect to our compensation for executive officers other than our chief executive officer, incentive-compensation plans and equity-based plans, and overseeing the administration of these plans; and

•	periodically reviewing the compensation of our directors and making recommendations to our board of directors with respect thereto.

Corporate Governance and Nominating Committee

Our corporate governance and nominating committee consists of Ying Wu, Robert W. Roche and James Yujun Hu. Ying Wu is the chairman of our nominating committee. Two of the three members of our corporate governance and nominating committee, Ying Wu and Robert W. Roche, satisfy the “independence” requirements of the NYSE Rules.

Our corporate governance and nominating committee is responsible for, among other things:

•	identifying and recommending to our board of directors candidates for election or re-election to the board of directors, or for appointment to fill any vacancy;

•	identifying and recommending directors to fill vacancies on any committee of the board of directors; and

•

overseeing our system of corporate governance, including developing and recommending to our board of directors a set of corporate governance guidelines, reviewing and reassessing the adequacy of the guidelines at least annually, and recommending to our board of directors for approval any such changes to the guidelines as the committee believes are appropriate.

Corporate Governance

Our board of directors has adopted a code of ethics, which is applicable to our senior executive and financial officers. In addition, our board of directors has adopted a code of conduct, which is applicable to all of our directors, officers and employees. Our code of ethics and our code of conduct are publicly available on our website.

In addition, our board of directors has adopted a set of corporate governance guidelines. The guidelines reflect certain guiding principles with respect to our board’s structure, procedures and committees. The guidelines are not intended to change or interpret any law, or our amended and restated memorandum and articles of association.

Remuneration and Borrowing

The directors may determine remuneration to be paid to the directors. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors. The directors can exercise all the powers of the company to borrow money and to mortgage or charge its undertaking, property and uncalled capital, and to issue debentures or other securities whether outright or as security for any debt obligations of our company or of any third party.

Qualification

There is no shareholding qualification for directors.

Summary of Corporate Governance Differences

As a foreign private issuer with shares listed on the NYSE, we are required by Section 303A.11 of the NYSE’s Listed Company Manual to disclose any significant ways in which our corporate governance practices differ from those followed by U.S. domestic companies under NYSE listing standards. A summary of the differences between our current corporate governance practices and the NYSE corporate governance requirements applicable to domestic U.S. companies can be found on our website at http://eng.chinadrtv.com/html/ir/corporate_governance.html.

D.    Employees

We had 1,477, 1,768 and 1,778 employees as of December 31, 2005, 2006 and 2007, respectively. The largest proportion of our human resources is devoted to call center operations. The salary for call center employees includes a base salary plus a variable amount based on an incentive bonus structure. The following table sets forth the number of our employees categorized by our areas of operations and as a percentage of our workforce as of December 31, 2007:

Operations	Number of employees	Percentage of total
Call center	867	48.8%
Inbound call center	535	30.1
Outbound call center	332	18.7
Distribution management	246	13.8
Manufacturing	100	5.6
Management and administration	171	9.6
Product development	138	7.8
Customer service	131	7.4
Order fulfillment	91	5.1
Sales and marketing (including media planning)	34	1.9

Total:	1,778	100.0%

From time to time, we also employ part-time employees and independent contractors to support the monitoring and analysis of our TV direct sales program broadcasting timing and quality.

Although we rigorously select call center employees, the turnover rate for our two call centers was approximately 32% in 2005, 40% in 2006 and 33% in 2007, reflecting both voluntary terminations and termination of employees failing to meet our performance standards.

E.    Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares, the exercise of all of our outstanding share options and all Stock Appreciation Rights, or SARs by:

•	each of our directors and executive officers;

•	each person known to us to own beneficially more than 5% of our ordinary shares; and

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. Percentage of beneficial ownership is based on 86,882,489 ordinary shares outstanding as of the date of May 19, 2008, taking into consideration options and SARs exercisable by such person within 60 days of May 19, 2008.

Upon the exercise of any vested SAR, the holder is entitled to receive our shares having a value equal to the difference between the market price of our ordinary shares on the exercise date and the base price of the SAR. The number of shares acquired upon exercise of vested SARs is based on their base price and trading price per ADS as of May 19, 2008.

	Shares beneficially owned as of May 19, 2008
Name	Number	Percent

Directors and Executive Officers

Robert W. Roche(1)	13,899,385	16.00%

James Yujun Hu(2)	17,338,152	19.51%

Don Dongjie Yang(3)	8,093,656	9.16%

Guoying Du(4)	1,128,415	1.29%

Ella Man Lin(5)	2,446,111	2.79%

David Chenghong He(6)	2,436,108	2.78%

Kevin Guohui Hu(7)	1,029,337	1.18%

Gordon Xiaogang Wang	*	*

Andrew Y. Yan	*	*

Denny Lee	*	*

Shujun Li	*	*

Ying Wu	*	*

Joe Zhixiong Zhou	*	*

Principal Shareholders

SB Asia Investment Fund II L.P.(8)	20,591,970	23.70%

Acorn Composite Corporation(9)	13,943,094	16.05%

WiseSight Investment, Ltd.(10)	6,735,313	7.75%

D.Y. Capital, Inc.(11)	6,593,656	7.59%

*	Upon exercise of options and SARs currently exercisable or vested within 60 days after May 19, 2008, would beneficially own less than 1% of our ordinary shares.

(1)	Includes 1,846,291 ordinary shares held by The Grand Crossing Trust, which is an irrevocable trust for the benefit of Robert W. Roche’s children, as well as 12,053,094 ordinary shares held by Acorn Composite Corporation, which is a company owned by Mr. Roche. Mr. Roche has assigned his voting rights attaching to 25% of the aggregate number of ordinary shares beneficially owned by him to James Yujun Hu.

(2)	Includes 6,735,313 ordinary shares held by WiseSight Investment, Ltd., a company owned by James Yujun Hu, as well as 1,980,000 ordinary shares issuable upon exercise of options held by Mr. Hu and 3,474,846 and 5,147,993 ordinary shares, the voting rights of which have been assigned to Mr. Hu by Robert W. Roche and SB Asia Investment Fund II L.P., respectively.

(3)	Includes 6,593,656 ordinary shares held by D.Y. Capital, Inc, a company owned by Don Dongjie Yang, as well as 1,500,000 ordinary shares issuable upon exercise of options held by Mr. Yang.

(4)	Includes 572,030 ordinary shares held by HJX Holdings Ltd., a company owned by Guoying Du, as well as 556,385 ordinary shares issuable upon exercise of options held by Mr. Du.

(5)	Includes 1,536,111 ordinary shares held by Lynman Investment, Ltd., a company owned by Ella Man Lin, as well as 910,000 ordinary shares issuable upon exercise of options held by Ms. Lin.

(6)	Includes 1,536,108 ordinary shares held by Broad Sky Holdings, Ltd. a company owned by David Chenghong He, as well as 900,000 ordinary shares issuable upon exercise of options held by Mr. He. David Chenghong He resigned from our board of directors on July 5, 2006.

(7)	Includes 830,379 ordinary shares held by National Glory Holdings, Ltd., a company owned by Kevin Guohui Hu, as well as 198,958 ordinary shares issuable upon exercise of options held by Mr. Hu.

(8)	Includes 20,591,970 ordinary shares. Andrew Y. Yan is the sole shareholder of SAIF II GP Capital Ltd., the sole general partner of SAIF Partners II L.P., which is the sole general partner of SAIF II GP L.P., which is in turn the sole general partner of SB Asia Investment Fund II L.P., our shareholder. SB Asia Investment Fund II L.P. has assigned its voting rights attaching to 25% of the aggregate number of ordinary shares beneficially owned by it to James Yujun Hu.

(9)	Acorn Composite Corporation is a U.S. company owned by Robert W. Roche. Its address is 350 S. Central St, Suite 500, Reno, NV 89501, USA.

(10)	WiseSight Investment, Ltd, a company incorporated in the British Virgin Islands, is wholly owned by James Yujun Hu.

(11)	D.Y. Capital, Inc., a company incorporated in the British Virgin Islands, is wholly owned by Don Dongjie Yang.

None of our existing shareholders has voting rights that differ from the voting rights of other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. According to our register of members for our ordinary shares, there are 104 record holders in the United States. Citibank, N.A. has advised us that, as of May 19, 2008, 11,190,060 ADSs, representing 33,570,180 underlying ordinary shares, were held of record by Cede & Co. and 2 other registered shareholders domiciled in the United States. We have no further information as to ADSs held, or beneficially owned, by U.S. persons. To our knowledge, we are not owned or controlled, directly or indirectly, by another corporation, by any foreign government or by any other natural or legal persons, severally or jointly. We are not aware of any arrangement which may at a later date result in a change of control of our company.

Voting Arrangements

SB Asia Investment Fund II L.P. and Robert W. Roche, have each entered into a voting arrangement as of March 30, 2007 and July 6, 2006, respectively, with our chairman and chief executive officer, James Yujun Hu, that grants to Mr. Hu the power to vote 25% of the ordinary shares beneficially owned by each of them on all matters requiring a shareholder vote or consent. For example, since SB Asia Investment Fund II L.P. as of May 19, 2008, beneficially owned, on an as-converted basis, 20,591,970 ordinary shares, the voting rights attaching to approximately 5,147,993 of these shares (which is equal to 25% of 20,591,970 ordinary shares) will be exercised by James Yujun Hu under this voting arrangement. If SB Asia Investment Fund II L.P. were to transfer 100,000 of its shares to a third party, then the number of ordinary shares to which James Yujun Hu’s voting rights attach would be correspondingly reduced to approximately 5,122,993.

Each of these voting arrangements will terminate upon the earlier to occur of (i) James Yujun Hu ceasing to hold the office of chief executive officer, or (ii) one month after notice in writing by the granting shareholder of its intention to terminate the arrangement.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    Major Shareholders

Please refer to Item 6.E, “Directors, Senior Management and Employees — Share Ownership”.

B.    Related Party Transactions

Contractual Agreements with Affiliated Entities and their Shareholders

PRC law in the past restricted, and continues to restrict to a certain extent, foreign equity ownership of companies that are engaged in direct sales businesses. To comply with this restriction, we operate our direct sales business in China through a series of contractual arrangements with Shanghai Network and Beijing Acorn and their shareholders, Don Dongjie Yang, our president and one of our directors, and David Chenghong He, one of our executive officers. See Item 4.C, “Information on the Company — Organizational Structure”.

Private Placement

Pursuant to the terms of the Investors’ Rights Agreement, dated March 31, 2006, among us, all of our then existing shareholders and SB Asia Investment Fund II L.P., or SAIF, holders representing at least 25% of our registrable securities outstanding, and certain holders of ordinary shares under certain circumstances are entitled to demand registration on a form other than Form F-3, of registrable securities then outstanding, or registration on a Form F-3, Form S-3, or any successor or comparable forms for a registration in a jurisdiction other than the United States, under certain circumstances. Registrable securities are ordinary shares not previously sold to the public and issued or issuable to holders of our preferred shares, including (i) ordinary shares issued upon conversion of our preferred shares and (ii) ordinary shares issued as share dividends and similar distributions to holders of our preferred shares. These holders are also entitled to “piggyback” registration rights, whereby they may require us to register all or any part of the registrable securities that they hold at the time when we register any of our ordinary shares.

We are generally required to bear all of the registration expenses incurred in connection with one demand registration on a form other than Form F-3 or Form S-3, and unlimited Form F-3, Form S-3 and piggyback registrations.

The foregoing demand, Form F-3, Form S-3 and piggyback registration rights will terminate on the fourth anniversary of our initial public offering.

Relationships with our Distributors

Certain of our Employees and Executive Officers hold Equity Interests in our Distributors

We have approximately 80 distributors constituting our nationwide distribution network that distribute our products and services across China. Some of our distributors are owned in part, or in some cases in whole, by certain of our employees or their family members. In particular, seven of these individuals became our employees as a result of our acquisition of the remaining 49% interest of Shanghai HJX Digital Technology Co., Ltd., or Shanghai HJX, in July 2005. In 2005, 2006 and 2007, the aggregate sales generated by distributors owned in whole or in part by our employees accounted for approximately 33.3%, 26.9% and 25.4% of our distribution gross revenues or 18.3%, 12.2% and 7.5% of our total gross revenues, respectively. In 2005, two of these distributors were, in 2006 one of these distributors was, and 2007, two of these distributors were, among our five best-performing distributors These employees, none of whom are executive officers, are currently responsible for various functions or operations relating to our nationwide distribution business. In addition, one distributor in 2005, 2006, and 2007, which accounted for less than 2% of our distribution gross revenues in these years, was wholly owned by a family member of our chief executive officer. We entered into the distribution agreements with these related distributors on an arm’s-length basis and the terms in the distribution agreements with these distributors are the same as those with our independent distributors. However, these economic interests held by our shareholders, executive officers and employees in our distributors may make it difficult for us to effectively evaluate the performance of such distributors or fine, suspend or terminate a non-performing, under-performing or non-compliant distributor without harming our relationship with those shareholders, executive officers and employees.

Loans to Our Shareholders

On January 6, 2005, we issued an aggregate of 36,809,668 ordinary shares at a price of $0.01 per share to six of our shareholders, including James Yujun Hu, D.Y. Capital, Inc., Yue-Teng, Inc., Tadashi Nakamura, The Grand Crossing Trust and Acorn Composite Corporation. In consideration for these shares, each of these six shareholders granted promissory notes to us in an aggregate amount of $368,097. These notes have been repaid or the ordinary shares were redeemed.

Acquisition of Minority Interest in Shanghai HJX

On June 30, 2005, we agreed to acquire from Shanghai Acorn HJX Digital Technology Co., Ltd. the 49% minority interest in one of our 51% owned subsidiaries, Shanghai HJX, for $3.7 million. Shanghai HJX is the entity responsible for the production, marketing and sale of our electronic learning devices product line, which accounted for 42.8% and 31.7% of our gross revenues in 2005 and 2006, respectively. In connection with the 49% minority transfer, the minority equity holders of Shanghai HJX negotiated a separate right to acquire 8,042,838 ordinary shares having a fair value of $22,435,497 in exchange for a $9.3 million promissory note, as described below.

Loan to Executive Officer

In connection with our acquisition of the 49% minority interest in Shanghai HJX, the minority equity holders of Shanghai HJX negotiated a separate right to acquire from us 8,042,838 ordinary shares. PRC foreign exchange rules adopted in early 2005 require that PRC residents obtain approval from the relevant State Administration of Foreign Exchange, or SAFE, prior to the receipt of their offshore interests. A lack of implementing rules at the time of the transaction, however, prevented the minority equity holders from obtaining the approval from the relevant SAFE authority. Consequently, we agreed to issue the shares to an intermediary company, Yue-Teng, Inc. or Yue-Teng, in exchange for a promissory note in the amount of $9.3 million. At the time of that agreement, Yue-Teng and we also entered into an agreement with Guoying Du, one of the largest holders of the minority equity interest and our executive officer responsible for managing our nationwide distribution network, pursuant to which Guoying Du, on behalf of the minority equity holders, could acquire the shares from Yue-Teng in exchange for a promissory note in the amount of $9.3 million once permitted by PRC law. Following changes in PRC Law permitting the minority equity holders to acquire the shares, Guoying Du and the former Shanghai HJX equity holders formed a BVI Company, HJX Holdings Ltd., or HJX, and another individual, who is a family member of Guoying Du, formed another BVI Company, DHM Capital Ltd., or DHM. On March 28, 2006, DHM and HJX acquired all of the 8,042,838 our ordinary shares from Yue-Teng. As a result, HJX, in which Guoying Du then owned 41.8% equity interest, became our shareholder and, as consideration for the shares, HJX issued a promissory note in our favor for $9.3 million and we accepted this promissory note and cancelled the promissory note Yue-Teng had previously executed in our favor for the same amount. On March 23, 2007, in connection with HJX’s exchange of 2,738,678 of our ordinary shares in return for the 58.2% interest in HJX and the subsequent transfer of 96,733 of our ordinary shares by HJX, the $9.3 million loan was split among HJX and four other shareholders. HJX and the four other shareholders participated in our initial public offering as selling shareholders and repaid the promissory note in full to us with the sale proceeds of their shares as part of the offering.

Joint Venture

In August 2004, we entered into an agreement with one of our pre-restructuring subsidiaries, Shanghai Acorn Bio-products Co., Ltd., or Shanghai Bio, to form a PRC joint venture, Shanghai An-Nai-Chi. We held a 51% interest in Shanghai An-Nai-Chi and Shanghai Bio held a 49% interest. According to an agreement dated February 28, 2006, Shanghai Bio transferred its 49% interest to Shanghai Jia Guan Hang Automobile Maintenance Products Co., Ltd., or Jia Guan Hang, a company jointly owned by three of our employees, Zheng Wang, the deputy general manager of Shanghai An-Nai-Chi, as well as two of our other employees, for approximately $1.0 million in consideration. Shanghai An-Nai-Chi is the entity responsible for the production, marketing and sale of our engine lubricant product line. We have no side agreement with Jia Guan Hang. We believe that although Jia Guan Hang is a company owned by our employees, it is an independent minority shareholder.

Employment Agreements

See Item 6.B, “Directors, Senior Management and Employee — Compensation — Employment Agreements”.

Share Options

See Item 6.B, “Directors, Senior Management and Employee — Compensation — Equity Incentive Plans”.

C.    Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.    Consolidated statements and other financial information.

We have appended consolidated financial statements filed as part of this annual report. See Item 18, “Financial Statements”.

Legal Proceedings

We may from time to time become a party to various legal or administrative proceedings arising in the ordinary course of our business. In late May 2006, we received a written notice from the Shanghai branch of the China Securities Regulatory Commission, or CSRC, stating that (i) the CSRC Shanghai branch had received complaints from the CSRC branches in other cities claiming we were selling a software program that provides online trading recommendations and investment forecasts to investors and (ii) we may have violated PRC law because we do not have the required permit for provision of securities investment advisory services. We were required under that notice to suspend media advertisements for our software program. We do not believe that our sale of this software program involves the provision of securities investment advisory services as the program only tracks stock performance and provides technical analysis to aid investment decisions. Beginning in May 2006, we discontinued most TV advertisements for this software program.

On February 18, 2008, we filed a suit against Hunan Television Station Golden Eagle Cartoon Channel, or Golden Eagle, in Hunan Changsha Intermediate People’s Court in Changsha City, claiming that Golden Eagle breached its contract with us by violating the clauses of exclusivity for broadcasting our direct sales advertisement and ceasing performance of the contract. We have asserted damages of approximately $4.6 million and requested a refund of prepaid TV advertisement fees of approximately $0.2 million. On April 21, 2008, we added Hunan Television station as an additional defendant. This legal proceeding is currently pending without any substantive judgment or verdict issued. We believe that this legal proceeding will not have a material adverse effect on our financial conditions.

We have in the past been, currently are, and in the future may again be, the subject of claims for infringement, invalidity, or indemnification relating to other parties’ proprietary rights. For example, in June 2007, NavInfo Co., Ltd., or NavInfo, filed a suit in the People’s Court of Haidian District against Shanghai HJX, Beijing Acorn, Shanghai Network and Shenzhen Careland Information System Co., Ltd., or Careland, alleging that the digital maps incorporated in our GPS products and provided by Careland infringed on NavInfo’s copyrighted digital map, and asserted damages of RMB2.5 million. On the same day NavInfo filed a suit in the same court against Careland, Shanghai Network and Beijing Acorn on a similar matter and asserted damages of RMB2.5 million. The court ruled in favor of NavInfo in the suits and awarded NavInfo total compensation of RMB1,000,000. Shanghai HJX, Beijing Acorn, Shanghai Network and Careland have appealed the court’s decisions and the appeals are currently pending. On December 25, 2007, NavInfo filed another suit in the same court against Shanghai HJX, Beijing Acorn and Careland on a similar matter and asserted damages of RMB2.5 million. This legal proceeding is currently pending. Careland has agreed to indemnify us for any losses we suffer in connection with the suits. We believe that this legal proceeding will not have a material adverse effect on our financial conditions.

On October 26, 2007, Beijing Ren’ai Education Research Institute, or Beijing Ren’ai, filed a suit in Henan Puyang Intermediate People’s Court against Shanghai HJX and Henan Puyang Hualong Commercial Building Co., Ltd., or Hualong Building, alleging that the English programs we provide to the users of our electronic learning devices infringe upon the copyright of Beijing Ren’ai. Beijing Ren’ai claimed damages of RMB500,000. This legal proceeding is still pending. On November 5, 2007, Beijing Ren’ai filed an additional suit in Anhui Hefei Intermediate People’s Court against Shanghai HJX, Hefei Huitong Science and Trade Co., Ltd. and Hefei Xinhua Bookstore Co., Ltd. Anhui Bookstore making a similar allegation claiming RMB500,000 in compensation. On May 4, 2008, the Anhui Hefei Intermediate People’s Court ruled that Shanghai HJX and Hefei Huitong Science and Trade Co., Ltd. should cease infringement of the copyright of Beijing Ren’ai and ordered Shanghai HJX to pay RMB20,000 in damages. We believe that the legal proceedings will not have a material adverse effect on our financial conditions. See Item 3.D, “Key Information — Risk Factors — We have in the past been, currently are, and in the future may again be, subject to intellectual property rights infringement claims by third parties, which could be time-consuming and costly to defend or litigate, divert our attention and resources, or require us to enter into licensing agreements. These licenses may not be available on commercially reasonable terms, or at all.”

Dividend Policy

We have no present plan to pay any dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. In 2004, we declared dividends to our shareholders in the amount of $8.0 million and paid $2.5 million in 2004 with the remaining amount paid in 2005. On January 1, 2005, we declared and paid dividends of $1.1 million to our shareholders. In 2006 and 2007, we did not declare any dividends.

Our board of directors has complete discretion on whether to pay dividends, subject to the approval of our shareholders. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends, we will pay our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

Current regulations in China permit our PRC subsidiaries to pay dividends to us only out of their respective accumulated distributable profits, if any, determined in accordance with their articles of association and PRC accounting standards and regulations. The ability of these subsidiaries to make dividends and other payments to us may be restricted by factors that include changes in applicable foreign exchange laws and other laws and regulations. In particular, under Chinese law, these operating subsidiaries may only pay dividends after 10% of their net profit has been set aside as reserve funds, unless such reserves have reached at least 50% of their respective registered capital. Such cash reserve may not be distributed as cash dividends. In addition, if any of our thirteen PRC operating subsidiaries incur debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments to us.

B.    Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9. THE OFFER AND LISTING

A.    Offering and listing details.

Price Range of Our ADSs

Our ADSs are listed for trading on the New York Stock Exchange under the symbol “ATV”, and have been listed since May 3, 2007. The following table sets forth the high and low daily closing trading prices of our ADSs on the New York Stock Exchange for the periods indicated:

	Price per ADS (US$)
	High	Low
Annual:
2007(1)	30.80	8.90

Quarterly:
Second Quarter(1), 2007	30.08	21.50
Third Quarter, 2007	25.04	12.96
Fourth Quarter, 2007	23.28	8.90
First Quarter, 2008	10.05	6.86

Monthly
November 2007	15.63	9.96
December 2007	10.90	8.90
January 2008	9.47	6.90
February 2008	10.05	8.55
March 2008	9.30	7.49
April 2008	8.15	6.86
May 2008 (through May 29, 2008)	8.16	7.00

(1)	Our ADSs commenced trading on the New York Stock Exchange on May 3, 2007.

B.    Plan of Distribution

Not applicable.

C.    Markets

See Item 9.A above.

D.    Selling Shareholders

Not applicable.

E.    Dilution

Not applicable.

F.    Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.    Share Capital

Not applicable.

B.    Memorandum and Articles of Association

We incorporate by reference into this annual report the description of our amended and restated memorandum and articles of association contained in our F-1 registration statement (File No. 333-141860) originally filed with the SEC on April 3, 2007, as amended.

C.    Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in Item 4, “Information on the Company” or elsewhere in this annual report on Form 20-F.

D.    Exchange Controls

Foreign exchange in China is primarily regulated by:

•	The Foreign Currency Administration Rules (1996), as amended; and

•	The Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996), or the Administration Rules.

Under the Foreign Currency Administration Rules, Renminbi is convertible for current account items, including the distribution of dividends, interest payments, and trade and service-related foreign exchange transactions. Conversion of Renminbi into foreign currency for capital account items, such as direct investment, loans, investment in securities, and repatriation of funds, however, is still subject to the approval of SAFE.

Under the Administration Rules, foreign-invested enterprises may only buy, sell, and remit foreign currencies at banks authorized to conduct foreign exchange transactions after providing valid commercial documents and, in the case of capital account item transactions, only after obtaining approval from SAFE. Capital investments directed outside of China by foreign-invested enterprises are also subject to restrictions, which include approvals by SAFE, and the State Reform and Development Commission.

We receive a portion of our revenue in Renminbi, which is currently not a freely convertible currency. Under our current structure, our income will be primarily derived from dividend payments from our subsidiaries in China.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of Renminbi into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi will be permitted to fluctuate within a band against a basket of certain foreign currencies. This change in policy resulted initially in an approximately 2.0% appreciation in the value of the Renminbi against the U.S. dollar. There remains significant international pressure on the PRC government to adopt a substantial liberalization of its currency policy, which could result in a further and more significant appreciation in the value of the Renminbi against the U.S. dollar.

Regulation of Foreign Exchange in Certain Onshore and Offshore Transactions

In January and April 2005, the PRC State Administration of Foreign Exchange, or SAFE, issued two rules that require PRC residents to register with and receive approvals from SAFE in connection with their offshore investment activities. SAFE has announced that the purpose of these regulations is to achieve the proper balance of foreign exchange and the standardization of the cross-border flow of funds.

On October 21, 2005, SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-raising and Reverse Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or Notice 75, which became effective as of November 1, 2005. Notice 75 replaced the two rules issued by SAFE in January and April 2005 mentioned above. According to Notice 75:

•

prior to establishing or assuming control of an offshore company for the purpose of financing that offshore company with assets or equity interests in an onshore enterprise in the PRC, each PRC resident, whether a natural or legal person, must complete the overseas investment foreign exchange registration procedures with the relevant local SAFE branch;

•

an amendment to the registration with the local SAFE branch is required to be filed by any PRC resident that directly or indirectly holds interests in that offshore company upon either (1) the injection of equity interests or assets of an onshore enterprise to the offshore company, or (2) the completion of any overseas fund raising by such offshore company; and

•

an amendment to the registration with the local SAFE branch is also required to be filed by such PRC resident when there is any material change involving a change in the capital of the offshore company, such as (1) an increase or decrease in its capital, (2) a transfer or swap of shares, (3) a merger or division, (4) a long term equity or debt investment, or (5) the creation of any security interests over the relevant assets located in China.

Moreover, Notice 75 applies retroactively. As a result, PRC residents who have established or acquired control of offshore companies that have made onshore investments in the PRC in the past are required to complete the relevant overseas investment foreign exchange registration procedures by March 31, 2006. Under the relevant rules, failure to comply with the registration procedures set forth in Notice 75 may result in restrictions being imposed on the foreign exchange activities of the relevant onshore company, including the payment of dividends and other distributions to its offshore parent or affiliate and the capital inflow from the offshore entity, and may also subject relevant PRC residents to penalties under PRC foreign exchange administration regulations. Moreover, PRC residents who are beneficial holders of our shares are required to register with SAFE in connection with their investment in us.

On May 29, 2007, SAFE issued a Notice on Issuing Implementing Rules and Procedures of Notice on Issues Relating to the Administration of Foreign Exchange in Financing and Round-trip Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or Notice 106. As the implementing rules of Notice 75, Notice 106 clarified the application of Notice 75 to some extent.

As a result of the uncertainties relating to Notice 75 and Notice 106, we cannot predict how these regulations will affect our business operations or strategies. For example, our present or future PRC subsidiaries’ ability to conduct foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, may be subject to compliance with such SAFE registration requirements by relevant PRC residents, over whom we have no control. In addition, we cannot assure you that any such PRC residents will be able to complete the necessary approval and registration procedures required by the SAFE regulations. We require all shareholders in Acorn International who are PRC residents to comply with any SAFE registration requirements and we understand that the relevant shareholders have registered their offshore investment in us with Shanghai SAFE, but we have no control over either our shareholders or the outcome of such registration procedures. Such uncertainties may restrict our ability to implement our acquisition strategy and adversely affect our business and prospects.

Dividend Distributions

Pursuant to the Foreign Currency Administration Rules promulgated in 1996 and amended in 1997 and various regulations issued by SAFE and other relevant PRC government authorities, the PRC government imposes controls on the convertibility of RMB into foreign currencies and, in certain cases, the remittance of currency out of China.

The principal regulations governing the distribution of dividends paid by wholly foreign-owned enterprises and Sino-foreign joint equity enterprise enterprises include:

•	The Wholly Foreign-Owned Enterprise Law (1986), as amended in 2000;

•	The Wholly Foreign-Owned Enterprise Law Implementing Rules (1990), as amended in 2001;

•	The Sino-foreign Joint Equity Enterprise Law (1979), as amended in 2001;

•	The Sino-foreign Joint Equity Enterprise Law Implementing Rules (1983), as amended in 2001; and

•	Company Law of the PRC (2005).

Under these regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, a foreign-invested enterprise in China is required to set aside at least a certain percentage of its after-tax profit based on PRC accounting standards each year to its general reserves. These reserves are not distributable as cash dividends. The board of directors of a foreign-invested enterprise has the discretion to allocate a portion of its after-tax profits to employee welfare and bonus funds. These funds, however, may not be distributed to equity owners except in the event of liquidation.

E.    Taxation

The following is a summary of the material Cayman Islands and U.S. federal income tax consequences relevant to an investment in our ADSs and ordinary shares. The summary is not intended to be, nor should it be construed as, legal or tax advice to any particular prospective purchaser. The summary is based on laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change or different interpretations, possibly with retroactive effect. The summary does not address United States state or local tax laws, or tax laws of jurisdictions other than the Cayman Islands and the United States. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Conyers, Dill and Pearman, special Cayman Islands counsel to us. You should consult your own tax advisors with respect to the consequences of acquisition, ownership and disposition of our ADSs and ordinary shares.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty or withholding tax applicable to us or to any holder of our ADSs and ordinary shares. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties, which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands companies, except those which hold interests in land in the Cayman Islands. The Cayman Islands is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Pursuant to Section 6 of the Tax Concessions Law (1999 Revision) of the Cayman Islands, we have obtained an undertaking from the Governor-in-Council:

(1) that no law which is enacted in the Cayman Islands imposing any tax to be levied on profits or income or gains or appreciation shall apply to us or our operations; and

(2) that the aforesaid tax or any tax in the nature of estate duty or inheritance tax shall not be payable on our shares, debentures or other obligations.

The undertaking for us is for a period of twenty years from January 10, 2006.

United States Federal Income Taxation

This discussion describes the material U.S. federal income tax consequences to U.S. Holders (as defined below) of the purchase, ownership and disposition of our ADSs and ordinary shares. This discussion does not address any aspect of U.S. federal gift or estate tax, or the state, local or foreign tax consequences of an investment in our ADSs and ordinary shares. This discussion applies to you only if you beneficially own our ADSs or ordinary shares as capital assets for tax purposes. This discussion does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	dealers in securities or currencies;

•	traders in securities who elect to use a mark-to-market method of accounting for securities holdings;

•	banks or other financial institutions;

•	insurance companies;

•	tax-exempt organizations;

•	partnerships and other entities treated as partnerships or other pass through entities for U.S. federal income tax purposes or persons holding ADSs and ordinary shares through any such entities;

•	regulated investments companies or real estate investment trusts;

•	persons that hold ADSs and ordinary shares as part of a hedge, straddle, constructive sale, conversion transaction or other integrated investment;

•	persons whose functional currency for tax purposes is not the U.S. dollar;

•	persons liable for alternative minimum tax; or

•	persons who own ADSs or ordinary shares and who actually or constructively own 10% or more of the total combined voting power of all classes of our shares entitled to vote.

This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, which we refer to in this discussion as the Code, its legislative history, existing and proposed regulations promulgated thereunder, published rulings and court decisions, all as of the date hereof. These laws are subject to change, possibly on a retroactive basis. In addition, this discussion relies on our assumptions regarding the value of our ADSs and ordinary shares and the nature of our business over time.

Prospective purchasers and existing holders are urged to consult your own tax advisor concerning the particular U.S. federal income tax consequences to you of the purchase, ownership and disposition of our ADSs and ordinary shares, as well as the consequences to you arising under the laws of any other taxing jurisdiction.

For purposes of the U.S. federal income tax discussion below, you are a “U.S. Holder” if you beneficially own ADSs or ordinary shares and are:

•	a citizen or resident of the United States for U.S. federal income tax purposes;

•	a corporation, or other entity taxable as a corporation, that was created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust if (a) a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (b) the trust has a valid election in effect to be treated as a U.S. person.

For U.S. federal income tax purposes, income earned through a foreign or domestic partnership or other flow-through entity is attributed to its owners. Accordingly, if a partnership or other flow-through entity holds ADSs or ordinary shares, the tax treatment of the holder will generally depend on the status of the partner or other owner and the activities of the partnership or other flow-through entity.

Dividends on ADSs and Ordinary Shares

We do not anticipate paying dividends on our ADSs and ordinary shares in the foreseeable future. See Item 8.A, “Financial Information — Consolidated statements and other financial information — Dividend policy”.

Financial Information — Consolidated statements and other financial information — Subject to the “Passive Foreign Investment Company” discussion below, if we do make distributions and you are a U.S. Holder, the gross amount of any distributions with respect to your ADSs and ordinary shares (including the amount of any taxes withheld therefrom) will generally be includible in your gross income on the day you actually or constructively receive such income as dividend income if the distributions are made from our current or accumulated earnings and profits, calculated according to U.S. federal income tax principles. However, if you are a non-corporate U.S. Holder, including an individual, and have held your ADSs and ordinary shares for a sufficient period of time, dividend distributions on our ADSs and ordinary shares will generally constitute qualified dividend income taxed at a preferential rate (generally 15% for dividend distributions before January 1, 2011) as long as our ADSs or ordinary shares continue to be readily tradable on the New York Stock Exchange. You should consult your own tax advisor as to the rate of tax that will apply to you with respect to dividend distributions, if any, you receive from us.

Subject to the “Passive Foreign Investment Company” discussion below, to the extent, if any, that the amount of any distribution by us on ADSs and ordinary shares exceeds our current and accumulated earnings and profits as determined under U.S. federal income tax principles, it will be treated first as a tax-free return of the U.S. Holder’s adjusted tax basis in the ADSs and ordinary shares and thereafter as capital gain. However, we do not intend to calculate our earnings and profits according to U.S. federal income tax principles. Accordingly, distributions on our ADSs and ordinary shares, if any, will generally be reported to you as dividend distributions for U.S. tax purposes. Corporations will not be entitled to claim a dividends-received deduction with respect to distributions made by us. Dividends generally will constitute foreign source passive income for purposes of the U.S. foreign tax credit rules.

Sales and Other Dispositions of ADSs or Ordinary Shares

Subject to the “Passive Foreign Investment Company” discussion below, when you sell or otherwise dispose of ADSs or ordinary shares, you will generally recognize capital gain or loss in an amount equal to the difference between the amount realized on the sale or other disposition and your adjusted tax basis in the ADSs or ordinary shares. Your adjusted tax basis will generally equal the amount you paid for the ADSs or ordinary shares. Any gain or loss you recognize will be long-term capital gain or loss if your holding period in our ADSs or ordinary shares is more than one year at the time of disposition. If you are a non-corporate U.S. Holder, including an individual, any such long-term capital gain will be taxed at preferential rates (generally 15% for capital gain recognized before January 1, 2011). Your ability to deduct capital losses will be subject to various limitations.

Passive Foreign Investment Company

We believe we were not a passive foreign investment company, or PFIC, for United States federal income tax purposes for our taxable year ended December 31, 2007 and do not expect to be a PFIC for any taxable year in the foreseeable future. Our expectations regarding our status as a PFIC are based in part on our estimates of the value of our assets as determined based on the expected price of our ADSs and ordinary shares. However, because our actual PFIC status for any given taxable year cannot be determined until the close of that taxable year, we could be a PFIC for the current or future taxable years.

In general, we will be classified as a PFIC in any taxable year if either: (a) the average quarterly value of our gross assets that produce passive income or are held for the production of passive income is at least 50% of the average quarterly value of our total gross assets or (b) 75% or more of our gross income for the taxable year is passive income (such as certain dividends, interest or royalties). For purposes of the first test: (a) any cash and cash invested in short-term, interest bearing, debt instruments, or bank deposits that are readily convertible into cash will generally count as producing passive income or held for the production of passive income, and (b) the total value of our assets is calculated based on our market capitalization.

We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

PFIC status is tested each year and depends on the composition of our assets and income and the value of our assets (including, among others, goodwill and equity investments in less than 25% owned entities) from time to time. We currently hold, and expect to continue to hold, a substantial amount of cash and other passive assets, and, because the value of our assets is likely to be determined in large part by reference to the market price of our ADSs or ordinary shares, which is likely to fluctuate we may be a PFIC for any taxable year. Our special U.S. counsel expresses no opinion with respect to our expectations in this paragraph.

If we were a PFIC for any taxable year during which you held ADSs or ordinary shares, certain adverse U.S. federal income tax rules would apply. You would generally be subject to additional taxes and interest charges on certain “excess distributions” we make and on any gain realized on the disposition or deemed disposition of your ADSs or ordinary shares, regardless of whether we continue to be a PFIC in the year in which you receive an “excess distribution” or dispose of or are deemed to dispose of your ADSs or ordinary shares. Distributions in respect of your ADSs or ordinary shares during a taxable year would generally constitute “excess distributions” if, in the aggregate, they exceed 125% of the average amount of distributions with respect to your ADSs or ordinary shares over the three preceding taxable years or, if shorter, the portion of your holding period before such taxable year.

To compute the tax on “excess distributions” or any gain, (a) the “excess distribution” or the gain would be allocated ratably to each day in your holding period, (b) the amount allocated to the current year and any tax year prior to the first taxable year in which we were a PFIC would be taxed as ordinary income in the current year, (c) the amount allocated to other taxable years would be taxable at the highest applicable marginal rate in effect for that year, and (d) an interest charge at the rate for underpayment of taxes for any period described under (c) above would be imposed with respect to any portion of the “excess distribution” or gain that is allocated to such period. In addition, if we were a PFIC, no distribution that you receive from us would qualify for taxation at the preferential rate discussed in the “ — Dividends on ADSs and ordinary shares” section above.

Under certain attribution rules, if we are a PFIC, you will be deemed to own your proportionate share of lower-tier PFICs, and will be subject o U.S. federal income tax on (i) a distribution on the shares of a lower-tier PFIC and (ii) a disposition of shares of a lower-tier PFIC, both as if you directly held the shares of such lower-tier PFIC.

If we were a PFIC in any year, as a U.S. Holder, you would be required to make an annual return on IRS Form 8621 regarding your ADSs and ordinary shares. You should consult with your own tax adviser regarding reporting requirements with regard to your ADSs and ordinary shares.

If we were a PFIC in any year, you would generally be able to avoid the “excess distribution” rules described above by making a timely so-called “mark-to-market” election with respect to your ADSs and ordinary shares provided our ADSs or ordinary shares are “marketable”. Our ADSs or ordinary shares will be “marketable” as long as they remain regularly traded on a national securities exchange, such as the New York Stock Exchange. If you made this election in a timely fashion, you would generally recognize as ordinary income or ordinary loss the difference between the fair market value of your ADSs or ordinary shares on the first day of any taxable year and their value on the last day of that taxable year. Any ordinary income resulting from this election would generally be taxed at ordinary income rates and would not be eligible for the reduced rate of tax applicable to qualified dividend income. Any ordinary losses would be limited to the extent of the net amount of previously included income as a result of the mark-to-market election, if any. Your basis in the ADSs or ordinary shares would be adjusted to reflect any such income or loss. You should consult your own tax adviser regarding potential advantages and disadvantages to you of making a “mark-to-market” election with respect to your ADSs or ordinary shares. The mark-to-market election will not be available for any lower tier PFIC that is deemed owned pursuant to the attribution rules discussed above. We do not intend to provide you with the information you would need to make or maintain a “Qualified Electing Fund” election and you will, therefore, not be able to make or maintain such an election with respect to your ADSs and ordinary shares.

U.S. Information Reporting and Backup Withholding Rules

In general, dividend payments with respect to the ADSs and ordinary shares and the proceeds received on the sale or other disposition of ADSs and ordinary shares may be subject to information reporting to the IRS and to backup withholding (currently imposed at a rate of 28%). Backup withholding will not apply, however, if you (a) are a corporation or come within certain other exempt categories and, when required, can demonstrate that fact or (b) provide a taxpayer identification number, certify as to no loss of exemption from backup withholding and otherwise comply with the applicable backup withholding rules. To establish your status as an exempt person, you will generally be required to provide certification on IRS Form W-9. Any amounts withheld from payments to you under the backup withholding rules that exceed your U.S. federal income tax liability will be allowed as a refund or a credit against your U.S. federal income tax liability, provided that you timely furnish the required information to the IRS.

PROSPECTIVE PURCHASERS OF OUR ADSS AND ORDINARY SHARES SHOULD CONSULT THEIR OWN TAX ADVISOR REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES RESULTING FROM PURCHASING, HOLDING OR DISPOSING OF OUR ADSS AND ORDINARY SHARES, INCLUDING THE APPLICABILITY AND EFFECT OF THE TAX LAWS OF ANY STATE, LOCAL OR FOREIGN JURISDICTION AND INCLUDING ESTATE, GIFT AND INHERITANCE LAWS.

F.    Dividends and Paying Agents

Not applicable.

G.    Statement by Experts

Not applicable.

H.    Documents on Display

We previously filed with the Securities and Exchange Commission our registration statement on Form F-1 as amended.

We have filed this annual report on Form 20-F with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended. Statements made in this annual report as to the contents of any document referred to are not necessarily complete. With respect to each such document filed as an exhibit to this annual report, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

We are subject to the informational requirements of the Exchange Act and file reports and other information with the Securities and Exchange Commission. Reports and other information which the Company filed with the Securities and Exchange Commission, including this annual report on Form 20-F, may be inspected and copied at the public reference room of the Securities and Exchange Commission at 450 Fifth Street N.W. Washington D.C. 20549.

You can also obtain copies of this annual report on Form 20-F by mail from the Public Reference Section of the Securities and Exchange Commission, 450 Fifth Street, N.W., Washington D.C. 20549, at prescribed rates. Additionally, copies of this material may be obtained from the Securities and Exchange Commission’s Internet site at http://www.sec.gov. The Commission’s telephone number is 1-800-SEC-0330.

I.    Subsidiaries Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

A.    Quantitative and Qualitative Disclosures about Market Risk

Foreign Exchange Risk

The conversion of the Renminbi is highly regulated. In addition, the value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of Renminbi into foreign currencies, including U.S. dollars, has been based on rates set by the PBOC. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi will be permitted to fluctuate within a band against a basket of certain foreign currencies. There remains significant international pressure on the PRC government to adopt a substantial liberalization of its currency policy, which could result in a further and more significant appreciation in the value of the Renminbi against the U.S. dollar.

We use the U.S. dollar as the reporting and functional currency for our financial statements. As we conduct our operations through our PRC subsidiaries and affiliated companies, the functional currency of our PRC subsidiaries and affiliated entities is Renminbi. Substantially all our revenue and related expenses, including cost of revenues and advertising expenses, are denominated and paid in Renminbi. Transactions in other currencies are recorded in Renminbi at the rates of exchange prevailing when the transactions occur. Monetary assets and liabilities denominated in other currencies are remeasured into Renminbi at rates of exchange in effect at the balance sheet dates. Exchange gains and losses are recorded in our statements of operations as a component of current period earnings.

Fluctuations in exchange rates, primarily those involving the U.S. dollar, may affect our costs and operating margins as well as our net income reported in U.S. dollars. For example, to the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amounts available to us. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency exchange risk.

Interest Rate Risk

As of December 31, 2007, we had no outstanding borrowings. If we borrow money in future periods, we may be exposed to interest rate risk. We do not have any derivative financial instruments and believe our exposure to interest rate risk and other relevant market risks is not material.

Inflation

Inflation in China has not materially impacted our results of operations in recent years. According to the National Bureau of Statistics of China, the change of consumer price index in China was 1.8%, 1.5% and 4.8% in 2005, 2006 and 2007, respectively.

Recently Issued Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”), which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 applies under most other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, with earlier application encouraged. The provisions of SFAS 157 should be applied prospectively as of the beginning of the fiscal year in which the statement is initially applied, except for a limited form of retrospective application for certain financial instruments. We are currently evaluating the impact, if any, of this statement on the consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”). SFAS 159 permits companies to choose to measure at fair value many financial instruments and certain other items that are not currently required to be measured at fair value. SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. We are currently evaluating the impact, if any, of this statement on the consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141R, “Business Combination” (“SFAS 141R”), to improve reporting and to create greater consistency in the accounting and financial reporting of business combinations. The standard requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination. SFAS 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008, with the exception of the accounting for valuation allowances on deferred taxes and acquired tax contingencies. SFAS 141R amends SFAS No. 109, “Accounting for Income Taxes”, such that adjustments made to valuation allowances on deferred taxes and acquired tax contingencies associated with acquisitions that closed prior to the effective date of SFAS 141R would also apply the provisions of SFAS 141R. An company may not apply it before that date. We are currently evaluating the impact, if any, of this statement on the consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements” (“SFAS 160”), to improve the relevance, comparability, and transparency of financial information provided to investors by requiring all entities to report noncontrolling (minority) interests in subsidiaries in the same way as required in the consolidated financial statements. Moreover, SFAS 160 eliminates the diversity that currently exists in accounting for transactions between an entity and noncontrolling interests by requiring they betreated as equity transactions. SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. We do not believe SFAS 160 will have a material effect on the consolidated financial statements.

In March 2008, the FASB issued SFAS No. 161, “Disclosures About Derivative Instruments and Hedging Activities” (“SFAS 161”), an amendment of SFAS No. 133. The new standard requires enhanced disclosures to help investors better understand the effect of an entity’s derivative instruments and related hedging activities on its financial position, financial performance, and cash flow. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. We will adopt SFAS 161 on January 1, 2009.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

The rights of securities holders have not been materially modified.

ITEM 15. CONTROLS AND PROCEDURES

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report by our independent registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

Disclosure Controls and Procedures

We evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2007. Based on that evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by us in reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules, regulations and forms.

Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our audit committee consists of Denny Lee, Shujun Li and Joe Zhixiong Zhou. Denny Lee is the chairman of our audit committee and meets the criteria of an audit committee financial expert. Each member of our audit committee satisfies the “independence” requirements of the NYSE Rules and meets the criteria for independence set forth in Section 10A(m)(3) of the U.S. Securities Exchange Act of 1934, or the Exchange Act.

ITEM 16B. CODE OF ETHICS

Our board of directors has adopted a code of ethics, which is applicable to our senior executive and financial officers. In addition, our board of directors has adopted a code of conduct, which is applicable to all of our directors, officers and employees. Our code of ethics and our code of conduct are publicly available on our website, and each is filed as an exhibit to our registration statement on Form F-1 (No. 333-141860).

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu CPA Ltd., our principal external auditors, for the periods indicated. We did not pay any other fees to our auditors during the periods indicated below.

	2006	2007
Audit fees(1)	$1,000,000	$1,450,000

Tax fees(2)	$52,000	$108,000

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our principal auditors for the assurance and related services. The audit fee of 2007 mainly included the audit of our annual financial statements and the review of our comparative interim financial information, and the audit and review of financial statements and other assurance services rendered in connection with our initial public offering in May 2007. The audit fee of 2006 mainly represents the audit and review of financial statements and other assurance services rendered in connection with our initial public offering which was aborted in 2006.

(2)	“Tax fees” includes fees billed for tax consultations.

The policy of our audit committee or our board of directors is to pre-approve all auditing services and permitted non-audit services to be performed for us by our independent auditor, including the fees and terms thereof (subject to the de minimums exceptions for non-audit services described in Section 10A(i)(l)(B) of the Exchange Act which are approved by the audit committee or our board of directors prior to the completion of the audit).

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The table below details our purchases of our own equity securities pursuant to our share repurchase program adopted and announced publicly in December 2007. Our share repurchase program authorizes the repurchase of up to an aggregate of $30.0 million of our ADSs. The repurchase program will continue until September 2008. As of May 15, 2008, we have repurchased a total of 2,127,800 ADSs in open-market transactions for total cash consideration of $20.0 million.

Period	Total Number of ADSs Purchased	Average Share Price Paid Per ADS	Total Number of ADSs Purchased as Part of Publicly Announced Plans	Approximate Dollar Value of ADSs that May Yet be Purchased Under the Plan
12/01/2007 – 12/31/2007	683,000 ADSs	$9.97	683,000 ADSs	$23.2 million
01/01/2008 – 01/31/2008	693,700 ADSs	$8.87	693,700 ADSs	$17.0 million
02/01/2008 – 02/29/2008	481,900 ADSs	$9.27	481,900 ADSs	$12.5 million
03/01/2008 – 03/31/2008	269,200 ADSs	$9.22	269,200 ADSs	$10.0 million

PART III

ITEM 17. FINANCIAL STATEMENTS.

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS.

Our consolidated financial statements are included at the end of this annual report.

ITEM 19. EXHIBITS

EXHIBITS INDEX

Exhibit Number	Description
1.1*	Amended and Restated Memorandum and Articles of Association of Acorn International, Inc.

2.1*	Specimen American Depositary Receipt

2.2*	Specimen Certificate for Ordinary Shares

2.3(1)	Form of Deposit Agreement among Acorn International, Inc., Citibank, N.A., and holders and beneficial owners of American Depositary Shares issued thereunder

4.1*	2006 Equity Incentive Plan

4.2*	Forms of option grant agreements and form of SARs Award Agreement

4.3*	Form of Indemnification Agreement with the directors of Acorn International, Inc.

4.4*	Form of Employment Agreement of Acorn International, Inc. and Employment Agreement of James Yujun Hu

4.5*	Investors’ Rights Agreement among Acorn International, Inc., SB Asia Investment Fund II L.P., and the several ordinary shareholders therein as of March 31, 2006

4.6*	Asset Purchase Agreement between Acorn Information Technology (Shanghai) Co., Ltd. and Tianjin BABAKA Technology Development Co., Ltd. dated June 1, 2005

4.7*	Equity Transfer Agreement between Shanghai Acorn HJX Digital Technology Co., Ltd. and Acorn Information Technology (Shanghai) Co., Ltd. dated June 30, 2005

4.8*	Equity Transfer Agreement between Shanghai Acorn HJX Digital Technology Co., Ltd. and Acorn International Electronic Technology (Shanghai) Co., Ltd. dated June 30, 2005

4.9*	Patent Application Right Transfer Agreement between Acorn Information Technology (Shanghai) Co., Ltd. and Tianjin BABAKA Technology Development Co., Ltd. dated August 1, 2005

4.10*	Joint Venture Contract between Acorn Information Technology (Shanghai) Co., Ltd. and Shanghai Yimeng Digital Technology Co., Ltd. dated December 9, 2005

4.11*

2005 Service Fee Pricing Agreement under the Exclusive Technical Service Agreement between Acorn Information Technology (Shanghai) Co., Ltd. and Shanghai Acorn Network Technology Development Co., Ltd. dated December 31, 2005

4.12*	2005 Service Fee Pricing Agreement under the Exclusive Technical Service Agreement between Acorn Information Technology (Shanghai) Co., Ltd. and Beijing Acorn Trade Co., Ltd. dated December 31, 2005

Exhibit Number	Description
4.13*

2005 Service Fee Pricing Agreement under the Exclusive Technical Service Agreement between Acorn Information Technology (Shanghai) Co., Ltd. and Shanghai Acorn Advertising Broadcasting Co., Ltd. dated December 31, 2005

4.14*	Joint Venture Contract between China DRTV, Inc. and Shanghai Jia Guan Hang Automobile Maintenance Products Co., Ltd. dated February 28, 2006

4.15*	Loan Agreement by and among Acorn Information Technology (Shanghai) Co., Ltd., Don Dongjie Yang and David Chenghong He dated March 20, 2006

4.16*

Form of Operation and Management by and among Acorn Information Technology (Shanghai) Co., Ltd., Shanghai Acorn Advertising Broadcasting Co. Ltd./Beijing Acorn Trade Co., Ltd./Shanghai Acorn Network Development Technology Co., Ltd., Don Dongjie Yang and David Chenghong He

4.17*	Form of Equity Pledge Agreement among Acorn Information Technology (Shanghai) Co., Ltd., Don Dongjie Yang and David Chenghong He

4.18*

Form of Exclusive Technical Service Agreement between Shanghai Acorn Advertising Broadcasting Co., Ltd./Beijing Acorn Trade Co., Ltd./Shanghai Acorn Network Development Technology Co., Ltd. and Acorn Information Technology (Shanghai) Co., Ltd.

4.19*

Form of Exclusive Purchase Agreement among Acorn Information Technology (Shanghai) Co., Ltd., Don Dongjie Yang, David Chenghong He and Shanghai Acorn Advertising Broadcasting Co., Ltd. /Beijing Acorn Trade Co., Ltd./Shanghai Acorn Network Development Technology Co., Ltd.

4.20*	Form of Power of Attorney issued by Don Dongjie Yang and David Chenghong He in favor of designees of Acorn Information Technology (Shanghai) Co., Ltd.

4.21*	Agreement among Don Dongjie Yang, David Chenghong He, Acorn Information Technology (Shanghai) Co., Ltd. and Acorn International Electronic Technology (Shanghai) Co., Ltd. dated March 20, 2006

4.22*	Agreement among Don Dongjie Yang, David Chenghong He, Acorn Information Technology (Shanghai) Co., Ltd. and Shanghai HJX Digital Technology Co., Ltd. dated March 20, 2006

4.23*	Agreement between China Express Mail Service Corporation and Shanghai Acorn Network Technology Development Co., Ltd. dated March 24, 2006

4.24*	Joint Venture Contract between China DRTV, Inc. and Zhuhai Sunrana Cosmetics Products Co., Ltd. dated May 10, 2006

4.25*	Voting Agreement among James Yujun Hu, The 2004 Trust for Robert W. Roche’s Descendants and Acorn Composite Corporation dated July 6, 2006

4.26*	Voting Agreement between SB Asia Investment Fund II L.P. and James Yujun Hu dated March 30, 2007

4.27*†

Strategic Cooperation Agreement dated January 24, 2007 between Unicom Huasheng Telecommunication Technology Co., Ltd. and Shanghai Acorn Advertising Broadcasting Co., Ltd. and the Supplementary Agreement dated March 12, 2007

4.28*	Subscription Agreement dated April 17, 2007 by and among Acorn International, Inc., Alibaba.com Corporation, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Deutsche Bank Securities Inc.

8.1	List of subsidiaries

Exhibit Number	Description

11.1*	Code of Business Conduct and Ethics of Acorn International, Inc.

12.1	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

23.1	Consent of King & Wood

23.2	Consent of Deloitte Touche Tohmatsu CPA Ltd.

*	Previously filed as an exhibit to the Registration Statement on F-1 registration (File No. 333-141860), as amended, initially filed with the Commission on April 3, 2007.

†	Confidential treatment has been requested with respect to certain portions of this exhibit. A complete copy of the agreement, including the redacted portions, has been filed separately with the Commission.

(1)	Incorporated by reference to the Registration Statement on Form F-6 (File No. 333-142177), which was filed with the Securities and Exchange Commission with respect to American depositary shares representing ordinary shares.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ACORN INTERNATIONAL, INC.

/s/ Gordon Xiaogang Wang
Name:	Gordon Xiaogang Wang
Title:	Chief Financial Officer

Date: May 30, 2008

ACORN INTERNATIONAL, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF

ACORN INTERNATIONAL, INC.

We have audited the accompanying consolidated balance sheets of Acorn International, Inc. and subsidiaries (the “Group”) as of December 31, 2006 and 2007, and the related consolidated statements of operations, shareholders’ equity and comprehensive income and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Acorn International, Inc. and subsidiaries as of December 31, 2006 and 2007 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte Touche Tohmatsu CPA Ltd.

Shanghai, China

May 30, 2008

ACORN INTERNATIONAL, INC.

CONSOLIDATED BALANCE SHEETS

(In US dollars, except share data)

	December 31,
	2006	2007
Assets
Current assets:
Cash and cash equivalents	$40,744,405	$148,743,159
Restricted cash	449,830	674,260
Short-term investments	3,302,384	36,643,577
Accounts receivable, net of allowance for doubtful accounts of $508,829 and $1,580,214 as of December 31, 2006 and 2007, respectively	11,714,838	23,076,064
Notes receivable	243,318	1,592,295
Inventory	7,814,702	16,382,773
Prepaid advertising expenses	25,383,550	23,150,816
Other prepaid expenses and current assets, net of allowance for doubtful accounts of nil and $446,253 as of December 31, 2006 and 2007, respectively	10,423,334	8,068,556
Deferred tax assets, net	225,039	2,946,855

Total current assets	100,301,400	261,278,355
Property and equipment, net	5,157,156	13,322,488
Acquired intangible assets, net	5,101,567	4,775,805
Goodwill	7,571,865	7,571,865
Other long-term assets	567,338	827,377

Total assets	$118,699,326	$287,775,890

Liabilities, mezzanine equity and shareholders’ equity
Current liabilities:
Accounts payable	$3,683,573	$8,171,725
Accrued expenses and other current liabilities	7,124,807	12,477,690
Notes payable	—	997,180
Income taxes payable	181,606	160,922
Deferred revenue	4,193,295	13,352,371

Total current liabilities	15,183,281	35,159,888

Total liabilities	15,183,281	35,159,888

Commitments and contingencies (Note 19)
Minority interest	1,437,796	9,241,277

Mezzanine equity:
Series A convertible redeemable preferred shares ($0.01 par value; 25,000,000 shares authorized, 17,709,815 and nil shares issued and outstanding as of December 31, 2006 and 2007, respectively)	31,995,699	—
Series A-1 convertible redeemable preferred shares ($0.01 par value; 25,000,000 shares authorized, 2,882,155 and nil shares issued and outstanding as of December 31, 2006 and 2007, respectively)	18,865,724	—
Shareholders’ equity:
Ordinary shares ($0.01 par value; 100,000,000 shares authorized, 48,979,394 and 93,255,440 shares issued and 48,979,394 and 91,206,440 shares outstanding as of December 31, 2006 and 2007, respectively)	489,794	932,554
Additional paid-in capital	35,902,165	201,901,611
Subscription receivable	(9,289,478)	—
Retained earnings	21,084,593	39,682,699
Accumulated other comprehensive income	3,029,752	7,690,985
Treasury stock, at cost (nil and 2,049,000 shares as of December 31, 2006 and 2007, respectively)	—	(6,833,124)

Total shareholders’ equity	51,216,826	243,374,725

Total liabilities, mezzanine equity and shareholders’ equity	$118,699,326	$287,775,890

The accompanying notes are an integral part of these consolidated financial statements.

ACORN INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In US dollars, except share data)

	For the years ended December 31,
	2005	2006	2007
Revenues:
Direct sales, net	$76,827,627	$107,410,669	$184,291,903
Distribution sales, net	93,511,955	89,087,622	77,804,769

Total revenues, net	170,339,582	196,498,291	262,096,672

Cost of revenues:
Direct sales	26,645,747	32,013,171	85,894,931
Distribution sales	43,566,191	41,260,186	38,004,165

Total cost of revenues	70,211,938	73,273,357	123,899,096

Gross profit	100,127,644	123,224,934	138,197,576

Operating income (expenses):
Advertising expenses	(55,563,695)	(76,549,338)	(75,980,630)
Other selling and marketing expenses	(13,734,513)	(21,022,624)	(31,673,029)
General and administrative expenses	(12,339,884)	(27,114,841)	(28,455,472)
Other operating income, net	1,552,900	3,105,197	5,782,572

Total operating income (expenses)	(80,085,192)	(121,581,606)	(130,326,559)

Income from operations	20,042,452	1,643,328	7,871,017

Other income (expenses):
Interest expenses	(14,055)	(14,277)	(320)
Other income, net	587,712	2,181,038	16,513,639
Change in fair value in warrant liability	(10,058,721)	—	—

Total other income (expenses)	(9,485,064)	2,166,761	16,513,319

Income before income taxes and minority interest	10,557,388	3,810,089	24,384,336

Income tax expenses (benefits):
Current	831,099	232,709	1,453,133
Deferred	(61,350)	(160,427)	(2,783,136)
Taxes refund	—	(768,290)	—

Total income tax expenses (benefits)	769,749	(696,008)	(1,330,003)

Net income after income taxes and before minority interest	9,787,639	4,506,097	25,714,339
Minority interest	(1,756,109)	(561,184)	(7,062,433)

Net income	8,031,530	3,944,913	18,651,906
Deemed dividend on Series A convertible redeemable preferred shares	(161,400)	(161,400)	(53,800)

Income attributable to holders of ordinary shares	$7,870,130	$3,783,513	$18,598,106

Income per ordinary share
Basic	$0.13	$0.05	$0.20

Diluted	$0.12	$0.05	$0.19

Weighted average number of shares used in calculating income per ordinary share
Basic	45,814,725	48,979,394	77,738,701

Diluted	48,645,299	53,607,999	84,472,947

Dividends declared per ordinary share	$0.02	$—	$—

Includes share-based compensation related to:
Other selling and marketing	$167,874	$740,966	$423,490
General and administrative	2,168,500	7,931,976	6,095,588

The accompanying notes are an integral part of these consolidated financial statements.

ACORN INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME

(In US dollars, except share data)

	Ordinary shares		Additional paid-in capital	Subscription receivable	Deferred share-based compensation	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost		Total	Comprehensive income

	Shares	Amount						Shares	Amount
Balance at January 1, 2005	46,809,668	$100,000	$2,537,780	$—	$—	$20,169,969	$(7,291)	—	$—	$22,800,458
Dividends to shareholders	—	—	—	—	—	(1,077,750)	—	—	—	(1,077,750)
Recapitalization in connection with Restructuring	—	368,097	—	(368,097)	—	—	—	—	—	—
Redemption of ordinary shares	(5,873,112)	(58,731)	—	—	—	(9,661,269)	—	—	—	(9,720,000)
Issuance of ordinary shares in connection with the acquisition of Shanghai HJX	8,042,838	80,428	22,355,069	(9,289,478)	—	—	—	—	—	13,146,019
Deferred share-based compensation	—	—	3,948,606	—	(3,948,606)	—	—	—	—	—
Amortization of share-based compensation expenses	—	—	—	—	2,336,374	—	—	—	—	2,336,374
Net income	—	—	—	—	—	8,031,530	—	—	—	8,031,530	$8,031,530
Deemed dividend on Series A convertible redeemable preferred shares	—	—	—	—	—	(161,400)	—	—	—	(161,400)
Foreign currency translation adjustments	—	—	—	—	—	—	902,105	—	—	902,105	902,105

Balance at December 31, 2005	48,979,394	$489,794	$28,841,455	$(9,657,575)	$(1,612,232)	$17,301,080	$894,814	—	$—	$36,257,336	$8,933,635

Adjustment for adoption of SFAS 123-R	—	—	(1,612,232)	—	1,612,232	—	—	—	—	—
Share-based compensation expenses	—	—	8,672,942	—	—	—	—	—	—	8,672,942
Collection of subscription receivable	—	—	—	368,097	—	—	—	—	—	368,097
Net income	—	—	—	—	—	3,944,913	—	—	—	3,944,913	$3,944,913
Deemed dividend on Series A convertible redeemable preferred shares	—	—	—	—	—	(161,400)	—	—	—	(161,400)
Foreign currency translation adjustments	—	—	—	—	—	—	2,134,938	—	—	2,134,938	2,134,938

Balance at December 31, 2006	48,979,394	$489,794	$35,902,165	$(9,289,478)	$—	$21,084,593	$3,029,752	—	$—	$51,216,826	$6,079,851

Issuance of ordinary shares in initial public offering	23,565,000	235,650	112,994,175	—	—	—	—	—	—	113,229,825
Costs of initial public offering	—	—	(4,344,262)	—	—	—	—	—	—	(4,344,262)
Conversion of Series A convertible redeemable preferred shares to ordinary shares upon the completion of initial public offering	17,709,815	177,098	31,872,401	—	—	—	—	—	—	32,049,499
Conversion of Series A-1 convertible redeemable preferred shares to ordinary shares upon the completion of initial public offering	2,882,155	28,822	18,836,902	—	—	—	—	—	—	18,865,724
Collection of subscription receivable	—	—	—	9,289,478	—	—	—	—	—	9,289,478
Exercise of stock options and stock appreciation rights	119,076	1,190	121,152	—	—	—	—	—	—	122,342
Repurchase of ordinary shares	—	—	—	—	—	—	—	(2,049,000)	(6,833,124)	(6,833,124)
Share-based compensation expenses	—	—	6,519,078	—	—	—	—	—	—	6,519,078
Net income	—	—	—	—	—	18,651,906	—	—	—	18,651,906	$18,651,906
Deemed dividend on Series A convertible redeemable preferred shares	—	—	—	—	—	(53,800)	—	—	—	(53,800)
Unrealized losses on available-for-sale securities	—	—	—	—	—	—	(1,556,316)	—	—	(1,556,316)	(1,556,316)
Foreign currency translation adjustments	—	—	—	—	—	—	6,217,549	—	—	6,217,549	6,217,549

Balance at December 31, 2007	93,255,440	$932,554	$201,901,611	$—	$—	$39,682,699	$7,690,985	(2,049,000)	$(6,833,124)	$243,374,725	$23,313,139

The accompanying notes are an integral part of these consolidated financial statements.

ACORN INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In US dollars, except share data)

	For the years ended December 31,
	2005	2006	2007
Operating activities:
Income attributable to holders of ordinary shares	$7,870,130	$3,783,513	$18,598,106
Deemed dividend on Series A convertible redeemable preferred shares	161,400	161,400	53,800

Net income	8,031,530	3,944,913	18,651,906
Adjustments to reconcile net income to net cash provided by operating activities:
Minority interest	1,756,109	561,184	7,062,433
Write-off of advance to a supplier	—	946,452	—
Allowance for doubtful receivables	68,651	(69,831)	1,517,638
Share-based compensation	2,336,374	8,672,942	6,519,078
Change in fair value in warrant liability	10,058,721	—	—
Depreciation and amortization	930,089	1,521,986	1,928,016
Loss on disposal of equipment	—	15,862	60,137
Deferred tax assets, net	(61,350)	(163,689)	(2,721,816)
Realized (gain) loss from sales of trading securities	196,003	(8,435)	(9,255,911)
Unrealized (gain) loss on trading securities	11,727	(875,734)	(1,449,241)
Accrued interests on available-for-sale securities	—	—	(225,556)
Changes in operating assets and liabilities:
Purchase of trading securities	(371,738)	(2,067,522)	(44,565,920)
Proceeds from sales of trading securities	337,521	37,969	41,757,384
Accounts receivable	886,555	(2,917,910)	(12,432,611)
Notes receivable	(79,304)	(164,014)	(1,348,977)
Inventory	(4,050,177)	(2,338,964)	(8,568,071)
Prepaid advertising expenses	(15,187,291)	(5,293,610)	2,232,734
Other prepaid expenses and current assets	(6,536,221)	(3,342,057)	1,693,590
Accounts payable	3,213,417	(938,694)	4,488,152
Accrued expenses and other current liabilities	1,827,827	925,705	5,054,694
Notes payable	(1,031,120)	(755,867)	997,180
Income taxes payable	431,088	(523,673)	(20,684)
Deferred revenue	—	4,193,295	9,159,076

Net cash provided by operating activities	$2,768,411	$1,360,308	$20,533,231

Investing activities:
Purchase of available-for-sale securities	—	—	(20,000,000)
Purchase of property and equipment	(1,820,073)	(1,671,087)	(9,248,137)
Proceeds from disposal of equipment	—	—	124,008
Purchase of other long-term assets	—	(167,361)	—
Refund from deposits for future investments in equity investments	1,077,750	—	—
Decrease (Increase) in restricted cash	(3,794,623)	3,885,722	(224,430)
Acquisition of additional interest in Shanghai HJX	(3,662,828)	—	—
Purchase of acquired intangible assets	(136,415)	(95,257)	(208,129)

Net cash provided by (used in) investing activities	$(8,336,189)	$1,952,017	$(29,556,688)

Financing activities:
Proceeds from short-term bank loans	247,825	250,138	—
Repayment of short-term bank loans	(724,944)	(497,963)	—
Repayment of long-term borrowings	(86,168)	(38,850)	—
Dividends paid	(6,357,750)	—	—
Capital contribution by minority shareholders	155,692	—	430,000
Distribution to minority shareholders	(463,206)	—	—
Payment for redemption of ordinary shares	(9,720,000)	—	—
Proceeds from issuance of Series A convertible redeemable preferred shares (net of issuance cost of $2,520,098)	32,479,902	—	—
Proceeds from exercise of warrants	8,000,000	—	—
Proceeds from initial public offering (net of issuance cost of $4,344,262)	—	—	108,885,563
Collection of subscription receivable	—	368,097	9,289,478
Proceeds from exercise of stock options	—	—	122,342
Repurchase of ordinary shares	—	—	(6,833,124)

Net cash provided by financing activities	$23,531,351	$81,422	$111,894,259

Effect of exchange rate changes	$777,213	$1,964,926	$5,127,952

Net increase in cash and cash equivalents	$18,740,786	$5,358,673	$107,998,754
Cash and cash equivalents at the beginning of the period	16,644,946	35,385,732	40,744,405

Cash and cash equivalents at the end of the period	$35,385,732	$40,744,405	$148,743,159

Supplemental disclosure of cash flow information:
Income taxes paid	$191,058	$736,122	$1,658,178

Interest paid	$14,055	$14,278	$320

Non-cash financing activities:
Subscription receivable	$9,657,575	$—	$—

Acquisition of minority shareholdings:
Fair value of ordinary shares issued	$22,435,497
Subscription receivable	(9,289,478)
Cash consideration	3,662,828

Assets acquired (including intangible assets of $5,574,154 and goodwill of $7,571,865)	$16,808,847

The accompanying notes are an integral part of these consolidated financial statements.

ACORN INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(In US dollars, except share data, unless otherwise stated)

1.    Organization and principal activities

Prior to January 1, 2005, the business operated through the following three entities which were registered in the People’s Republic of China (“PRC”) and were each owned by the same shareholders with identical shareholdings (with a limited exception): Beijing Acorn Trade Co., Ltd., Shanghai Acorn Trade and Development Co., Ltd. and Shanghai Acorn Network Co., Ltd. (the three entities collectively referred to as the “Combined Entities”).

Entities under common management	Percentage of ownership	Date of incorporation
Beijing Acorn Trade Co., Ltd. (“Beijing Acorn”)	100%	March 19, 1998
Shanghai Acorn Trade and Development Co., Ltd. (“Shanghai Trade”)	100%	April 11, 2000
Shanghai Acorn Network Co., Ltd. (“Shanghai Acorn”)	100%	April 13, 2000

Details of the Combined Entities’ subsidiaries, which were all registered in the PRC, were as follows:

Subsidiaries of the Combined Entities	Percentage of ownership	Date of incorporation
Beijing Acorn Youngleda Oxygen Generating Co., Ltd. (“Beijing Youngleda”)	100%	December 6, 2000
Shanghai Acorn Bio-products Co., Ltd. (“Shanghai Bio”)	51%	March 17, 2003
Shanghai Acorn Bio-tech Development Co., Ltd. (“Shanghai Bio-tech”)	51%	August 28, 2003
Shanghai Acorn HJX Digital Technology Co., Ltd. (“Shanghai Acorn HJX”)	51%	December 12, 2003
Shanghai Acorn HJX Trade and Development Co., Ltd. (“Shanghai HJX Trade”)	51%	April 13, 2004

On March 4, 2004 the same shareholders formed China DRTV, Inc. (“China DRTV”) in the British Virgin Islands (“BVI”) with identical shareholdings as the Combined Entities.

In 2004, China DRTV formed four subsidiaries and two consolidated variable interest entities (“VIE”) in the PRC. China DRTV consolidated the ownership of the Combined Entities, its subsidiaries and the VIEs, through which China DRTV’s business was then being conducted (the “Restructuring”). As part of the Restructuring, each of the Combined Entities, including their subsidiaries, transferred to China DRTV’s newly created consolidated subsidiaries and VIEs by means of an asset transfer and liability assumption, substantially all their assets and liabilities at their net book values, except that (a) the assets and liabilities of one of the Combined Entities’ subsidiaries were transferred through the transfer to China DRTV of all of that subsidiary’s capital stock, and (b) only certain of Beijing Acorn’s assets were transferred to two of China DRTV’s subsidiaries, after which the shareholders of Beijing Acorn transferred their equity interests in Beijing Acorn to two PRC individuals, with Beijing Acorn becoming an additional China DRTV consolidated VIE. Commencing on January 1, 2005, the business was conducted through China DRTV and its five subsidiaries and three VIEs. Other than Beijing Acorn and the other transferred subsidiary, each of the pre-restructuring companies previously engaged in the business has been liquidated.

In 2006, the same shareholders of China DRTV reorganized into Acorn International, Inc. (“Acorn International”), a Cayman Islands entity formed on December 20, 2005. The reorganization was effected by means of a share exchange in which all of China DRTV’s shareholders exchanged all their China DRTV shares for identical shares of Acorn International, with China DRTV becoming a wholly-owned subsidiary of Acorn International.

ACORN INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(In US dollars, except share data, unless otherwise stated)

1.    Organization and principal activities—(Continued)

In substance, the Combined Entities were reorganized into China DRTV, which has been reorganized into Acorn International. Accordingly, the Group’s financial statements as of and for the year ended December 31, 2005 include China DRTV and its subsidiaries and VIEs. As of and for the year ended December 31, 2006 and thereafter, the Group’s consolidated financial statements include Acorn International, China DRTV and its subsidiaries and VIEs.

As of December 31, 2007, the subsidiaries and VIEs of Acorn International were as follows:

Name of subsidiaries and variable interest entities	Percentage of ownership as of December 31, 2007	Date of incorporation	Place of incorporation
China DRTV, Inc. (“China DRTV”)	100%	March 4, 2004	BVI
Shanghai Acorn Advertising Broadcasting Co., Ltd. (“Shanghai Advertising”)	100%	August 19, 2004	PRC
Shanghai HJX Digital Technology Co., Ltd. (“Shanghai HJX”)	100%	August 23, 2004	PRC
Acorn International Electronic Technology (Shanghai) Co., Ltd. (“Acorn Electronic”)	100%	August 23, 2004	PRC
Shanghai An-Nai-Chi Automobile Maintenance Products Co., Ltd. (“Shanghai An-Nai-Chi”)	51%	August 23, 2004	PRC
Acorn Information Technology (Shanghai) Co., Ltd. (“Acorn Information”)	100%	August 27, 2004	PRC
Beijing Acorn Youngleda Oxygen Generating Co., Ltd. (“Beijing Youngleda”)	100%	October 20, 2004	PRC
Shanghai Yimeng Software Technology Co., Ltd. (“Shanghai Yimeng”)	51%	December 23, 2005	PRC
Zhuhai Sunrana Bio-tech Co., Ltd. (“Zhuhai Sunrana”)	51%	June 16, 2006	PRC
Shanghai Acorn Enterprise Management Consulting Co., Ltd. (“Acorn Consulting”)	100%	September 26, 2006	PRC
Zhuhai Acorn Electronic Technology Co., Ltd. (“Zhuhai Acorn”)	100%	November 8, 2006	PRC
Beijing HJZX Software Technology Development Co., Ltd. (“Beijing HJZX”)	100%	January 22, 2007	PRC
Zhongshan Meijin Digital Technology Co., Ltd. (“Zhongshan Meijin”)	75%	February 13, 2007	PRC
Emoney Investments Limited (“Emoney”)	100%	October 26, 2007	Hong Kong
Bright Rainbow Investments Limited (“Bright Rainbow”)	100%	October 29, 2007	Hong Kong
Acorn Trade (Shanghai) Co., Ltd. (“Acorn Trade”)	100%	December 14, 2007	PRC
Beijing Acorn Trade Co., Ltd. (“Beijing Acorn”)	100%	March 19, 1998	PRC
Shanghai Acorn Network Technology Development Co., Ltd. (“Shanghai Network”)	100%	November 2, 2004	PRC

PRC laws and regulations restrict foreign ownership entities engaged in direct sales and advertising businesses in China. For Acorn International to comply with the restriction, the three VIEs (Beijing Acorn, Shanghai Network and Shanghai Advertising) acquired two related direct sales licenses and one related advertising license and certain related assets in the Restructuring. In September 2007, Shanghai Advertising has become a wholly-owned subsidiary of Acorn International after transferring its equity interests to one of Acorn International’s subsidiaries. Acorn International now conducts its direct sales through the two VIEs (Beijing Acorn and Shanghai Network). The two VIEs are owned 100% by two PRC nationals: Yang Dongjie (or Don

ACORN INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(In US dollars, except share data, unless otherwise stated)

1.    Organization and principal activities—(Continued)

Dongjie Yang), Acorn International’s president, and He Chenghong (or David Chenghong He), an executive officer of the Group since 2000. Acorn International has entered into various agreements with the two VIEs, including the use of trademarks of Acorn International and exclusive service agreement, entitling Acorn International to receive service fees based on the services provided. In addition, Acorn International has been assigned all voting rights by the owners of the two VIEs through an agreement valid indefinitely, which cannot be amended or terminated except by written consent of all parties. Finally, Acorn International has the option to acquire all the equity interests of the two VIEs once the PRC laws permit.

Through the above arrangements, under the requirements of Financial Accounting Standards Board (“FASB”) Interpretation No. 46 (Revised) “Consolidation of Variable Interest Entities” (“FIN46(R)”), Beijing Acorn and Shanghai Network have become the variable interest entities of Acorn International.

Acorn International holds all the variable interests of the two VIEs and has been determined to be most closely associated with the two VIEs. Therefore, Acorn International is the primary beneficiary of the two VIEs. Accordingly, the financial statements of Beijing Acorn and Shanghai Network have been consolidated with Acorn International as its subsidiaries since they were established.

Acorn International and all of its subsidiaries and variable interest entities are collectively referred to as the “Group”.

2.     Summary of principal accounting policies

(a)    Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with the accounting principles generally accepted in the United States of America (“US GAAP”).

(b)    Basis of consolidation

The consolidated financial statements include the financial statements of the Group, its majority-owned subsidiaries and VIEs. All intercompany transactions and balances are eliminated upon consolidation.

(c)    Use of estimates

The preparation of financial statements in conformity with US GAAP requires the Group to make estimates and assumptions that affect the reported amounts of assets and liabilities and revenue and expenses in the financial statements and accompanying notes. Significant accounting estimates reflected in the Group’s financial statements include allowance for doubtful accounts, assumptions related to the valuation of available-for-sale securities, useful lives and impairment of long-lived assets and goodwill, assumptions related to the valuation of share-based compensation and related forfeiture rates, and valuation allowance on deferred tax assets.

(d)    Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and highly liquid investments which are unrestricted as to withdrawal or use, and which have original maturities of three months or less when purchased.

ACORN INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(In US dollars, except share data, unless otherwise stated)

2.     Summary of principal accounting policies—(Continued)

(e)    Restricted cash

Under the notes payable arrangements with the banks, the Group is required to maintain certain cash balances in the banks based on the amounts of notes payable granted. These balances related to the notes payable are reflected as restricted cash in the balance sheet and amounted to $449,830 and $332,010 as of December 31, 2006 and 2007, respectively.

The restricted cash also included $342,250 as of December 31, 2007, which represented the cash frozen by the court in regard to a pending lawsuit.

(f)    Short-term investments

The short-term investments consist of trading securities and available-for-sale securities.

The Group classifies securities that are bought and held principally for the purpose of selling them in the near term as trading securities. Trading securities are recorded at fair value, with unrealized gains and losses recognized in the consolidated statements of operations.

Securities that the Group has the positive intend and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost.

Securities not classified as either trading securities or held-to-maturity securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses recorded as a component of accumulated other comprehensive income or loss in shareholders’ equity. Realized gains or losses are charged to the consolidated statements of operations during the period in which the gains or losses are realized. If the Group determines that a decline in the fair value of the individual available-for-sale security is other-than-temporary, the cost basis of the security is written down to the fair value as a new cost basis and the amount of the write-down is accounted for as a realized loss. The new cost basis will not be changed for subsequent recoveries in fair value.

(g)    Inventory

The cost of inventory comprises all costs of purchase, costs of conversion, and other costs incurred to bring inventory to its present location and condition. The cost of inventory is calculated using the weighted average method.

Inventory is stated at the lower of cost or market value. Adjustments are recorded to write down the cost of obsolete and excess inventory to the estimated market value based on historical and forecast demand.

ACORN INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(In US dollars, except share data, unless otherwise stated)

2.     Summary of principal accounting policies—(Continued)

(h)    Property and equipment, net

Property and equipment are carried at cost less accumulated depreciation and amortization. Depreciation and amortization is calculated on a straight-line basis over the following estimated useful lives:

Estimated useful lives

Buildings	20 years

Leasehold improvements	Lesser of the term of the lease or the estimated useful lives of the assets

Machinery	10 years

Computers and office equipment	5 years

Vehicles	5 years

(i)    Acquired intangible assets, net

Acquired intangible assets, which consist primarily of distribution network, trademarks, assembled and trained workforce, patents, know-how and website, are valued at cost less accumulated amortization. Amortization is computed using the straight-line method over their expected useful lives of 2 to 15 years.

(j)    Impairment of long-lived assets

The Group evaluates its long-lived assets and finite-lived intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When these events occur, the Group measures impairment by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the future undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss equal to the excess of the carrying amount over the fair value of the assets.

(k)    Goodwill

Statement of Financial Accounting Standards (“SFAS”) No. 142 requires the Group to complete a two-step goodwill impairment test on an annual basis. The first step compares the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill.

The Group performs an annual goodwill impairment test on April 30 or more frequently if an event occurs or circumstances change that could more-likely-than-not reduce the fair value of the goodwill below its carrying amount, and determines whether there is goodwill impairment by the reporting unit. 2006 and 2007 goodwill impairment tests did not result in any adjustments to the carrying amount of the goodwill.

ACORN INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(In US dollars, except share data, unless otherwise stated)

2.     Summary of principal accounting policies—(Continued)

(k)    Goodwill—(Continued)

The carrying amount of goodwill allocated by segments for the years ended December 31, 2006 and 2007 were as follows:

	Direct sales	Distribution sales	Total
Balance as of January 1, 2006	$1,481,777	$6,090,088	$7,571,865
Goodwill acquired during the year	—	—	—

Balance as of December 31, 2006	$1,481,777	$6,090,088	$7,571,865

Goodwill acquired during the year	—	—	—

Balance as of December 31, 2007	$1,481,777	$6,090,088	$7,571,865

(l)    Revenue recognition

Direct sales, net

The Group’s direct sales net revenues primarily represent product sales through the Group’s TV direct sales and other direct sales platforms, such as catalogue sales, outbound calls and direct sales through print media and radio. Revenues from sales of products are recognized once the products are delivered to and accepted by the customers.

Under marketing services arrangements, the Group provides a TV direct sales marketing plan, the related TV advertising time and call center support to third parties for a fixed fee. Marketing services revenues are recognized ratably over the contractual period of the arrangements. The related costs, including TV advertising expenses, are classified as corresponding costs of direct sales net revenues.

Under joint sales arrangements, the Group generates direct sales net revenues from the sales of products and also receives payments from the joint sales partners based on sales of the featured products through the joint sales partners’ own distribution channels. These payments are classified as a reduction to cost of direct sales net revenues via a reduction in the purchase price of the products purchased by the Group from the joint sales partners.

Prior to 2006, the Group conducted promotional activities of direct sales primarily through the use of cash coupon discounts. In 2006, the Group introduced the membership-based loyalty program which includes membership points. All such costs are netted against revenues at the time the revenue is recorded. The Group uses historical trend experience to accrue for cash coupon discounts and membership points.

The Group relies on China Express Mail Service Corporation (“EMS”) and local delivery companies to provide the Group data as to their successful deliveries for the Group’s direct sales products. EMS and local delivery companies regularly report product delivery information. Direct sales net revenues for 2005, 2006 and 2007 reflected actual information received from EMS and local delivery companies to ensure the Group did not recognized revenue on unsuccessful deliveries. For unsuccessful deliveries, EMS and local delivery companies are required to return the undelivered products to the Group. It generally takes two to three weeks for EMS to return the undelivered products to the Group whereas it generally takes seven days for local delivery companies to do so.

ACORN INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(In US dollars, except share data, unless otherwise stated)

2.     Summary of principal accounting policies—(Continued)

(l)    Revenue recognition—(Continued)

Direct sales net revenues for 2005, 2006 and 2007 have been adjusted based on actual product return experience. In future interim periods, as the Group reports revenues, it will estimate the amount of product returns based on the historical trend of product returns, current economic trends including market acceptance of new and existing products and other delivery and return information available from EMS and local delivery companies.

Distribution sales, net

The Group’s distribution sales net revenues represent product sales to the distributors comprising the Group’s nationwide distribution networks. The distributor agreements do not provide discounts, chargeback, price protection or stock rotation rights. However, there were certain distributor agreements that provided performance-based cash rebates which were insignificant and were netted against revenues at the time the revenue was recorded. Accordingly, the Group records the revenues when products are delivered to and accepted by the distributors as there are no future remaining obligations.

Software revenue recognition

From 2006, the Group generated revenue from annual subscription fees from subscribers for the Group’s stock tracking software which includes access to the Group’s initial software CD containing data analysis tools and services. Upon receipt of the upfront cash payments from the subscriber, the Group provides an access code to the subscriber and will activate the subscriber’s account when the subscriber first logs on. This will commence the one-year subscription period and the full payment will be deferred and recognized ratably over the one-year subscription period. After the initial subscription period, the subscribers can register for an additional one year renewal. The pricing of the initial subscription fee and renewal fee is the same regardless of whether it is sold by the Group directly or through the Group’s distribution network. Because the data services are essential to the functionality of the software analysis tools, the Group recognizes revenue ratably over the one-year subscription period. For the years ended December 31, 2006 and 2007, the Group recognized $4,654,020 and $16,819,086 in relation to subscription fees and the deferred revenue balance was $4,193,295 and $13,352,371 as of December 31, 2006 and 2007, respectively.

The Group estimates the amount of sales returns and cost of product warranty replacements based on the products’ historical trend of returns and current economic trends including market acceptance of new and existing products. In 2005, 2006 and 2007, the sales returns and warranty replacements were insignificant.

The Group presented revenues net of sales taxes incurred. The sales taxes amounted to $237,228, $712,918 and $1,048,711 for the years ended December 31, 2005, 2006 and 2007, respectively. Before subtracting sales taxes, gross direct sales were $76,977,012, $108,042,332 and $185,158,347 and gross distribution sales were $93,599,798, $89,168,877 and $77,987,036 for the years ended December 31, 2005, 2006 and 2007, respectively.

(m)    Advertising expenses

The Group records cash advances to the advertising companies as prepaid advertising expenses in the consolidated balance sheets. The Group then expenses the prepaid advertising expenses as the advertisement is shown.

ACORN INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(In US dollars, except share data, unless otherwise stated)

2.     Summary of principal accounting policies—(Continued)

(n)    Shipping and handling costs

The Group records costs incurred for shipping and handling as part of other selling and marketing expenses in the consolidated statements of operations. Shipping and handling costs were $4,937,635, $4,726,041 and $7,288,342 for the years ended December 31, 2005, 2006 and 2007, respectively.

(o)    Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating leases. Payments made under operating leases are charged to the consolidated statements of operations on a straight-line basis over the lease periods.

(p)    Government subsidies

The Group receives unrestricted government subsidies from local governmental agencies for certain taxes paid by the Group which include value-added, business and income taxes. The Group records unrestricted government subsidies as other operating income in the consolidated statements of operations.

The government subsidies in 2005, 2006 and 2007 were $1,092,854, $2,531,557 and $4,352,961, respectively.

(q)    Income taxes

Current income taxes are provided for in accordance with the relevant tax laws and regulations.

Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, net operating losses are carried forward and credited by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of the Group, it is more-likely-than-not that some portion or all of the deferred tax assets will not be realized. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on the characteristics of the underlying assets and liabilities, or the expected timing of their use when they do not relate to a specific asset or liability.

Effective on January 1, 2007, the Group adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of SFAS No. 109” (“FIN 48”), which clarifies the accounting and disclosure for uncertainty in tax positions, as defined in SFAS No. 109. See Note 12 for additional information including the impact of adopting FIN 48 on the Group’s consolidated financial statements.

(r)    Foreign currency translation

The functional currency and reporting currency of Acorn International, China DRTV, Emoney and Bright Rainbow are the United States dollar (“US dollar”). Monetary assets and liabilities denominated in currencies other than the US dollar are translated into the US dollar at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the US dollar during the year are converted into US dollar at the applicable rates of exchange prevailing on the first day of the month in which the transactions occurred. Transaction gains and losses are recognized in the consolidated statements of operations.

ACORN INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(In US dollars, except share data, unless otherwise stated)

2.     Summary of principal accounting policies—(Continued)

(r)    Foreign currency translation—(Continued)

The financial records of the Group’s PRC subsidiaries and VIEs are denominated in its local currency, the Renminbi (“RMB”), which is the functional currency. Assets and liabilities are translated at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the period. Translation adjustments are reported as cumulative translation adjustments and are shown as a separated component of accumulated other comprehensive income (loss) in the consolidated statements of shareholders’ equity and comprehensive income.

The aggregated gains through foreign currency transactions were $326,483, $320,494 and $486,470 in 2005, 2006 and 2007 respectively.

(s)    Comprehensive income

Comprehensive income includes all changes in equity except those resulting from investments by owners and distributions to owners and is comprised of net income, unrealized gains and losses on available-for-sale securities and foreign currency translation adjustments. Comprehensive income is reported in the consolidated statements of shareholders’ equity and comprehensive income.

(t)    Concentration of credit risk

Financial instruments that potentially expose the Group to concentration of credit risk consist primarily of cash and cash equivalents, available-for-sale securities, accounts receivable and notes receivable. All of the Group’s cash and cash equivalents are held with financial institutions that the Group believes to be high credit quality. The Group’s available-for-sale securities are issued by financial institutions with high credit ratings.

The Group conducts credit evaluations of customers and generally does not require collateral or other security from its customers. The Group establishes an allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific customers.

The Group mainly engaged EMS to deliver products to customers and to collect cash from the customers for direct sales gross revenues through direct sales platforms. As of December 31, 2006 and 2007, accounts receivables from EMS were $7,771,501 and $8,269,504, respectively. These amounts represented 66.34% and 35.84% of the total accounts receivables as of December 31, 2006 and 2007, respectively.

(u)    Fair value of financial instruments

The carrying values of cash and cash equivalents, restricted cash, accounts receivable, notes receivable, other prepaid expenses and current assets, accounts payable, accrued expenses and other current liabilities and notes payable approximate their fair values due to the short-term nature of these instruments.

(v)    Share-based compensation

Effective on January 1, 2006, the Group adopted SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123-R”), using the modified prospective application transition method, which establishes accounting for share-based awards exchanged for employee services. Accordingly, share-based compensation cost is measured at grant date, based on the fair value of the award, and recognized in expense over the requisite service period.

ACORN INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(In US dollars, except share data, unless otherwise stated)

2.     Summary of principal accounting policies—(Continued)

(v)    Share-based compensation—(Continued)

The Group previously applied Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”), and related Interpretations and provided the pro forma disclosures required by SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”). APB 25 required the Group to record a compensation charge for the excess of the market value of the share at the grant date or any other measurement date over the amount an employee must pay to acquire the share. The compensation expense is recognized over the service period which is the vesting period.

Periods prior to the adoption of SFAS 123-R

Prior to the adoption of SFAS 123-R, the Group provided the disclosures required under SFAS 123, as amended by SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosures” (“SFAS 148”).

The following table illustrates the effect on net income and income per share as if the Group had applied the fair value recognition provisions of SFAS 123-R to options granted prior to the adoption of SFAS 123-R. For purposes of this pro forma disclosure, the value of the options was estimated using a Black-Scholes-Merton (“BSM”) option-pricing formula and amortized on a straight-line basis over the respective vesting periods of the awards.

2005
Net income, as reported	$8,031,530
Add: Share-based compensation as reported	2,336,374
Less: Share-based compensation determined using the fair value method	(7,342,168)

Pro forma net income	3,025,736
Deemed dividend on Series A convertible redeemable preferred shares	(161,400)

Pro forma income attributable to holders of ordinary shares	$2,864,336

Basic income per ordinary share
As reported	$0.13

Pro forma	$0.05

Diluted income per ordinary share:
As reported	$0.12

Pro forma	$0.04

Adoption of SFAS 123-R

Effective on January 1, 2006, the Group recorded share-based compensation cost totaling the amount that would have been recognized had the fair value method been applied since the effective date of SFAS 123-R. Results for prior periods have not been restated.

As required by SFAS 123-R, the Group has made an estimate of expected forfeitures and is recognizing compensation costs only for those equity awards expected to vest. The cumulative effect of initially adopting SFAS 123-R was not material.

ACORN INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(In US dollars, except share data, unless otherwise stated)

2.     Summary of principal accounting policies—(Continued)

(w)    Income per share

The Group has determined that its Series A convertible redeemable preferred shares and Series A-1 convertible redeemable preferred shares are participating securities as the preferred shares participates in undistributed earnings on the same basis as the ordinary shares. Accordingly, the Group has used the two-class method of computing income per share under which income per share is computed for ordinary and preferred shares according to participation rights in undistributed earnings. Under this method, net income applicable to holders of ordinary shares is allocated on a pro rata basis to the ordinary and preferred shares to the extent that each class may share in income for the period had been distributed. Diluted income per share is computed using the more dilutive of (a) the two-class method or (b) the if-converted method. For 2005, 2006 and the period from January 1, 2007 to the Group’s initial public offering (“IPO”) in May 2007, the application of the two-class method was more dilutive than the if-converted method. The preferred shares have been converted into ordinary shares upon the completion of the IPO. The two-class method of computing income per share ceased to apply on the conversion date.

In 2005, the Group had warrants outstanding of 2,882,155 which could potentially diluted basic income per share, but which were excluded from the computation of diluted income per share as their effects would have been anti-dilutive. In 2006, the Group has excluded 1,580,000 stock appreciation rights (“SARs”) outstanding from the computation of diluted income per share as these SARs only vested upon the satisfaction of certain performance targets. These SARs were forfeited in 2007 as the performance targets were not met.

The computation of basic and diluted income per ordinary share for the years ended December 31, 2005, 2006 and 2007 was as follows:

	For the years ended December 31,
	2005	2006	2007
Net income	$8,031,530	$3,944,913	$18,651,906
Deemed dividend on Series A convertible redeemable preferred shares	(161,400)	(161,400)	(53,800)
Income allocated to Series A and Series A-1 convertible redeemable preferred shares for participating rights to dividends	(2,108,946)	(1,119,857)	(2,752,119)

Income attributable to holders of ordinary shares—basic and diluted	$5,761,184	$2,663,656	$15,845,987

Weighted average ordinary shares outstanding—basic	45,814,725	48,979,394	77,738,701
Stock options and SARs	2,830,574	4,628,605	6,734,246

Weighted average ordinary shares outstanding—diluted	48,645,299	53,607,999	84,472,947

Basic income per ordinary share	$0.13	$0.05	$0.20

Diluted income per ordinary share	$0.12	$0.05	$0.19

ACORN INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(In US dollars, except share data, unless otherwise stated)

2.     Summary of principal accounting policies—(Continued)

(x)    Recently issued accounting standards

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”), which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 applies under most other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, with earlier application encouraged. The provisions of SFAS 157 should be applied prospectively as of the beginning of the fiscal year in which the statement is initially applied, except for a limited form of retrospective application for certain financial instruments. The Group is currently evaluating the impact, if any, of this statement on the consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”). SFAS 159 permits companies to choose to measure at fair value many financial instruments and certain other items that are not currently required to be measured at fair value. SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Group is currently evaluating the impact, if any, of this statement on the consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141(revised 2007), “Business Combination” (“SFAS 141R”), to improve reporting and to create greater consistency in the accounting and financial reporting of business combinations. The standard requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination. SFAS 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008, with the exception of the accounting for valuation allowances on deferred taxes and acquired tax contingencies. SFAS 141R amends SFAS No. 109, “Accounting for Income Taxes”, such that adjustments made to valuation allowances on deferred taxes and acquired tax contingencies associated with acquisitions that closed prior to the effective date of SFAS 141R would also apply the provisions of SFAS 141R. An company may not apply it before that date. The Group is currently evaluating the impact, if any, of this statement on the consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements” (“SFAS 160”), to improve the relevance, comparability, and transparency of financial information provided to investors by requiring all entities to report noncontrolling (minority) interests in subsidiaries in the same way as required in the consolidated financial statements. Moreover, SFAS 160 eliminates the diversity that currently exists in accounting for transactions between an entity and noncontrolling interests by requiring they be treated as equity transactions. SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. The Group does not believe SFAS 160 will have a material effect on the consolidated financial statements.

In March 2008, the FASB issued SFAS No. 161, “Disclosures About Derivative Instruments and Hedging Activities” (“SFAS 161”), an amendment of SFAS No. 133. The new standard requires enhanced disclosures to help investors better understand the effect of an entity’s derivative instruments and related hedging activities on

ACORN INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(In US dollars, except share data, unless otherwise stated)

2.     Summary of principal accounting policies—(Continued)

(x)    Recently issued accounting standards—(Continued)

its financial position, financial performance, and cash flow. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The Group will adopt SFAS 161 on January 1, 2009.

3.    Acquisition

The Group increased its existing ownership of Shanghai HJX from 51% to 100% by entering into agreements on June 30, 2005 to acquire the 49% minority interest of Shanghai HJX in exchange for cash of $3,662,828. In connection with the transfer of the minority interest, the minority equity holders negotiated a separate right to acquire from the Group 8,042,838 ordinary shares (the “Shares”) having a fair value of $2.79 per ordinary share, or $22,435,497 in the aggregate, which was determined by a retrospective valuation performed by an unrelated third party, in exchange for a $9,289,478 subscription receivable with a related promissory note. The parties intended that the Shares represent approximately 10% of the Group’s fully diluted common stock after giving effect to the transaction. These events were deemed for acquisition accounting purposes to be part of the same transaction. PRC foreign exchange rules adopted in early 2005 require that PRC residents obtain approval from the relevant State Administration of Foreign Exchange (“SAFE”) authority prior to the receipt of their offshore interests. A lack of implementing rules at the time of the transaction, however, prevented the minority equity holders from obtaining the approval from the relevant SAFE authority. Consequently, the Group agreed to issue the Shares to an intermediary company Yue-Teng, Inc. (“Yue-Teng”) in exchange for a promissory note equal to $9,289,478. At the time of that agreement, Yue-Teng and the Group also entered into an agreement with Guoying Du (one of the largest holders of the minority equity interest and an executive officer of the Group) pursuant to which Guoying Du, on behalf of the minority equity holders, could acquire the Shares from Yue-Teng in exchange for a promissory note of $9,289,478 once permitted by PRC law. The note from Yue-Teng to China DRTV was payable in seven equal annual installments beginning two months after Yue-Teng received the required opinion from PRC counsel, with interest payable at 5% per annum on amounts due and unpaid. Following changes in PRC law permitting the minority equity holders to acquire the Shares, Guoying Du and the former Shanghai HJX minority equity holders formed a BVI company, HJX Holdings Ltd., and another individual, who is a family member of Guoying Du, formed another BVI company, DHM Capital Ltd. In March 2006, the Shares were transferred to HJX Holdings Ltd. and DHM Capital Ltd. and the Group received a promissory note from HJX Holdings Ltd. in respect of the $9,289,478 subscription receivable. At that time, the promissory note from Yue-Teng to China DRTV was canceled. Given the nature of the negotiations and value of the Shares relative to the subscription receivable, the Group anticipated as of June 30, 2005 that the minority equity holders would acquire the Shares. The promissory note for the subscription receivable was paid in full in connection with the Group’s IPO in May 2007.

The Group’s primary business reasons for acquiring Shanghai HJX was to capture the full potential profit opportunities of electronic English learning devices (i.e. the Ozing, HJX product line), in particular in the areas of marketing, brand and distributor management, to further enhance the Group’s distribution platform and to acquire Shanghai HJX’s research and development capabilities.

ACORN INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(In US dollars, except share data, unless otherwise stated)

3.    Acquisition—(Continued)

The aggregate purchase price of $16,808,847 was comprised of the following:

Cash consideration	$3,662,828
Fair value of the ordinary shares issued	22,435,497
Subscription receivable	(9,289,478)

Total consideration	$16,808,847

The purchase price was allocated as follows:

		Amortization Period
Tangible assets owned by minority shareholders	$4,301,623
Liabilities incurred by minority shareholders	(638,795)
Intangible assets:
Distribution network	3,425,945	12 years
Trademark	2,122,041	15 years
Backlog	24,984	1 month
Website	1,184	2 years
Goodwill	7,571,865	N/A

Total	$16,808,847

The valuation of the distribution network was based on the excess earnings method, a method within the income approach whereby the value of an intangible asset was captured by discounting to present value the earnings generated by the asset that remains after a deduction for a return on other contributory assets. These assets normally include working capital, fixed assets and other intangible assets. After a fair return on tangible and other intangible assets is subtracted, the remaining “excess” cash flow (or net cash flow) is attributed to the intangible asset being valued. The excess-earnings approach explicitly recognizes that the current value of an investment is premised upon the expected receipt of future economic benefits. In the appraisal of an intangible asset, an indication of value is developed by discounting excess cash flows attributed to the asset to present value at a rate that reflects the current return requirements of the market.

The valuation of the trademark was based on the relief from royalty method whereby an asset is valued based upon the after-tax cash flow saving accruing to the owner by virtue of the fact that the owner does not have to pay a “fair royalty” to a third party for the use of that asset. Accordingly, a portion of the owner’s earnings, equal to the after-tax royalty that would have been paid for use of the asset can be attributed to that asset. The value of the asset depends on the present worth of future after-tax royalties attributable to the asset to their present worth at market-derived rates of return appropriate for the risks of that particular asset.

ACORN INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(In US dollars, except share data, unless otherwise stated)

3.    Acquisition—(Continued)

Pro forma (unaudited)

The following table summarizes unaudited pro forma results of operations for the year ended December 31, 2005 assuming that the acquisition occurred as of January 1, 2005. These pro forma results have been prepared for comparative purpose only based on the Group’s best estimate and do not purport to be indicative of the results of operations which actually would have resulted had the acquisition occurred as of January 1, 2005.

Pro forma year ended December 31, 2005

(unaudited)
Revenues	$170,339,582

Income attributable to holders of ordinary shares	$9,676,050

Income per ordinary share:
Basic	$0.15

Diluted	$0.15

4.    Short-term investments

Trading securities

The Group’s trading securities were marketable equity shares and were carried at their fair value based on the quoted market prices of the securities as of December 31, 2006 and 2007. Realized and unrealized gains and losses on trading securities were included as part of other income in the consolidated statements of operations. For purpose of determining realized gains and losses, the cost of the securities sold is based on specific identification by security.

The cost and fair value of the trading securities as of December 31, 2006 and 2007 were as follows:

	December 31,
	2006		2007
	Cost	Fair value	Cost	Fair value
Trading securities	$2,430,239	$3,302,384	$15,355,145	$17,974,337

Investment gain (loss) of trading securities for the years ended December 31, 2005, 2006 and 2007 consists of the following:

	For the years ended December 31,
	2005	2006	2007
Realized gain (loss) from sales of trading securities	$(196,003)	$8,435	$9,255,911
Unrealized holding gain (loss)	(11,727)	875,734	1,449,241

Total investment gain (loss)	$(207,730)	$884,169	$10,705,152

ACORN INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(In US dollars, except share data, unless otherwise stated)

4.    Short-term investments—(Continued)

Available-for-sale securities

The Group’s available-for-sale securities represent investments in two index-linked notes (“Note A” and “Note B”), each has principal of USD10,000,000. Note A has a variable interest rate ranging from 0%-8% (increased to 9% and 10% in years 6-10 and 11-15, respectively), computed based on the number of days in which the 6-month USD-LIBOR rate is within a stated range. Note B has a variable interest rate ranging from 0%-12%, computed based on the number of days in which both the Nikkei 225 and the 3-month USD-LIBOR-BBA are above or within the stated ranges, respectively. Interests are paid at fixed intervals on a quarterly basis. The average interest rates for the year ended December 31, 2007 were 8% and 12% for Note A and Note B, respectively. The issuers have an option to call the notes before or at maturity for an amount equal to principal plus any unpaid interest. Note A and Note B mature on June 14, 2022 and August 3, 2019, respectively. The available-for-sale securities were carried at their fair value as of December 31, 2007, computed using a discounted cash flow projection on principal and interest based on assumptions supported by quoted market prices or rates, adjusted for the specific features of these instruments. Unrealized gains and losses have been recorded as a component of accumulated other comprehensive income or loss in the consolidated statements of shareholders’ equity and comprehensive income. Interests earned on the available-for-sale securities for the year ended December 31, 2007 were $925,556, which was included in the other income in the consolidated statements of operations. The Group did not have available-for-sale securities prior to 2007.

The cost and fair value of the available-for-sale securities as of December 31, 2007 were as follows:

	Cost	Unrealized loss	Accrued interest	Estimated fair value
Note A	$10,000,000	$(830,316)	$35,556	$9,205,240
Note B	10,000,000	(726,000)	190,000	9,464,000

	$20,000,000	$(1,556,316)	$225,556	$18,669,240

5.    Accounts receivable

An analysis of allowance for doubtful accounts for the years ended December 31, 2005, 2006 and 2007 was as follows:

	December 31,
	2005	2006	2007
Balance at beginning of the year	$510,009	$578,660	$508,829
Charge to expenses	705,385	331,552	1,395,920
Charge taken against allowance	(636,734)	(401,383)	(324,535)

Balance at end of the year	$578,660	$508,829	$1,580,214

6.    Inventory

Inventory consists of the following:

	December 31,
	2006	2007
Raw materials and work in progress	$1,515,225	$6,598,622
Finished goods and merchandise goods	6,299,477	9,784,151

	$7,814,702	$16,382,773

ACORN INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(In US dollars, except share data, unless otherwise stated)

7.    Other prepaid expenses and current assets

Other prepaid expenses and current assets consist of the following:

	December 31,
	2006	2007
Advances to suppliers	$4,328,875	$3,086,104
Other prepaid expenses	1,495,742	4,982,452
Other receivable for subcontracted advertising time	4,598,717	—

	$10,423,334	$8,068,556

The Group has made allowance for doubtful accounts in the aggregate amount of nil, nil and $446,253 during the years ended December 31, 2005, 2006 and 2007, respectively.

8.    Property and equipment, net

Property and equipment, net consist of the following:

	December 31,
	2006	2007
Buildings	$1,340,506	$1,433,016
Leasehold improvements	948,846	1,309,834
Machinery	136,030	173,918
Computers and office equipment	3,531,234	5,450,721
Vehicles	1,705,572	1,437,480

	$7,662,188	$9,804,969
Less: accumulated depreciation and amortization	(2,505,032)	(3,538,862)

	$5,157,156	$6,266,107
Construction in progress	—	7,056,381

	$5,157,156	$13,322,488

The construction in progress was a new office building under construction.

Depreciation and amortization expenses for property and equipment were $621,315, $1,012,275 and $1,370,710 for the years ended December 31, 2005, 2006 and 2007, respectively.

9.    Acquired intangible assets, net

Acquired intangible assets, net consist of the following:

	December 31,
	2006	2007
Distribution network	$3,425,945	$3,425,945
Trademarks	2,321,376	2,406,234
Assembled and trained workforce	—	217,941
Patents	324,850	128,181
Know-how	38,419	—
Website	1,184	1,184

	$6,111,774	$6,179,485
Less: accumulated amortization	(1,010,207)	(1,403,680)

	$5,101,567	$4,775,805

ACORN INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(In US dollars, except share data, unless otherwise stated)

9.    Acquired intangible assets, net—(Continued)

The Group has recorded amortization expenses of $308,774, $509,711 and $557,306 for the years ended December 31, 2005, 2006 and 2007, respectively. The amortization expenses of the above intangible assets will be approximately $552,813, $547,237, $472,774, $430,235 and $426,960 for 2008, 2009, 2010, 2011 and 2012, respectively.

10.    Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consist of the following:

	December 31,
	2006	2007
Other taxes payable	$838,887	$3,950,556
Accrued employee payroll and welfare	2,125,227	2,861,377
Agency fee payable	209,347	1,466,088
Other payable	840,312	1,483,907
Accrued expenses	1,309,541	2,357,457
Accrued offering costs	825,954	—
Advances from customers	975,539	358,305

	$7,124,807	$12,477,690

Other taxes payable mainly consist of value-added tax payable and sales taxes payable. The Group’s PRC subsidiaries are subject to value-added tax at a rate of 17% on product purchases and sales amount. Value-added tax payable on sales is computed net of value-added tax paid on purchases. The Group’s PRC subsidiaries are also subject to business tax at a rate of 5% on sales related to service rendered.

In 2006, the Group incurred costs attributable to the planned initial public offering of $3,165,760, which were recorded as general and administrative expenses. As of December 31, 2006, the Group has no deferred costs related to the offering.

11.    Share-based compensation

Prior to 2005, the Group did not grant share-based awards to employees, officers, directors or individual consultants and/or advisors who rendered services to the Group.

In March 2005, the Group adopted the 2005 Equity Incentive Plan and the 2005 Equity Incentive Plan B (collectively, the “2005 Option Plan”) which allows the Group to offer a variety of incentive awards to employees, officers, directors or individual consultants or advisors who render services to the Group. In 2005, 9,415,366 ordinary shares were authorized under the 2005 Option Plan. In May 2006, the Group adopted the 2006 Equity Incentive Plan (the “2006 Option Plan”) and authorized the issuance of 24,133,000 ordinary shares. Under the 2005 and 2006 Option Plans, the options and SARs are generally granted with an exercise price equal to the fair market value of the underlying shares, as determined by the Group’s Board of Directors at the date of grant and expire after ten years and six years, respectively, with vesting occurring 25% upon grant and the remaining 75% vesting ratably over three years. Certain options and SARs granted vest immediately upon grant, and certain SARs granted vest upon the satisfaction of certain performance targets. The proceeds from the exercise of the SARs by the grantee will be equity settled by delivery of equivalent fair value of ordinary shares of the Group.

ACORN INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(In US dollars, except share data, unless otherwise stated)

11.    Share-based compensation—(Continued)

The Group recorded compensation expense of $2,336,374 for the year ended December 31, 2005, in accordance with APB 25. The Group adopted the provisions of SFAS 123-R effective January 1, 2006 and recorded compensation expense of $8,672,942 and $6,519,078, including $1,903,454 and $536,172 in incremental compensation expense related to the exercise price modification on September 27, 2006, described below, for the years ended December 31, 2006 and 2007, respectively.

Prior to the Group’s IPO in May 2007, the derived fair value of the ordinary shares underlying the options and SARs was determined based on a retrospective third-party valuation using generally accepted valuation methodologies, including a weighted average equity value derived by using a combination of the discounted cash flow method, a method within the income approach whereby the present value of future expected net cash flows is calculated using a discount rate and the guideline companies method, which incorporates certain assumptions including the market performance of comparable listed companies as well as the financial results and growth trends of the Group, to derive the total equity value of the Group. The valuation model allocated the equity value between the ordinary shares and the preferred shares and determined the fair value of ordinary shares based on the option-pricing method under the enterprise value allocation method. Under this method, the ordinary shares have value only if the funds available for distribution to shareholders exceed the value of the liquidation preference at the time of a liquidity event (for example, merger or sale). The ordinary shares are considered to be a call option with claim on the enterprise at an exercise price equal to the remaining value immediately after the preferred shares are liquidated.

Subsequent to the Group’s IPO in May 2007, the fair value of the underlying ordinary shares is based on quoted market prices.

The fair value of each option/SAR granted was estimated on the date of grant using the BSM option-pricing formula. The risk-free interest rate for periods within the contractual life of the option/SAR is based on the yield of Chinese International Bond. The expected life of options/SARs granted represents the period of time that the options/SARs are expected to be outstanding and is based on historical data related to option/SAR exercises and employee terminations. Expected volatilities are based on the average volatility of comparable companies with the time period commensurate with the expected time period.

	2005	2006		2007
	Options without performance condition	SARs without performance condition	SARs with performance condition	SARs without performance condition	SARs with performance condition
Average risk-free interest rate	4.91%	5.15%	5.45%	5.09%	5.03%
Average expected option/SAR life	5.37 years	3.57 years	4.33 years	3.58 years	3.58 years
Average expected volatility rate	53.01%	40.42%	44.09%	36.00%	36.00%
Average dividend yield	1.74%	0%	0%	0%	0%

On September 27, 2006, the Group modified the exercise prices for options granted on November 4, 2005 from $5.00 to $3.00, and SARs granted on May 1, 2006 and July 6, 2006 from $7.00 to $3.50 for 153 individuals. The total incremental compensation expense resulting from the modification was $3,165,873, of which $1,903,454 and $536,172 were recognized in 2006 and 2007, respectively.

All the amounts below reflect the modification of exercise prices of options and SARs.

The weighted-average fair value of options and SARs granted as of December 31, 2005, 2006 and 2007 was $1.40, $1.91 and $1.74, respectively.

ACORN INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(In US dollars, except share data, unless otherwise stated)

11.    Share-based compensation—(Continued)

A summary of the options and SARs activities and the information regarding the options and SARs outstanding as of December 31, 2007 are as follows:

	Number of options/SARs	Weighted average exercise price	Weighted average remaining contract terms	Aggregate intrinsic value
Options/SARs outstanding at January 1, 2007	16,329,126	$2.90
Granted	1,860,000	$4.50
Forfeited	(1,630,021)	$6.89
Exercised	(156,744)	$2.45

Options/SARs outstanding at December 31, 2007	16,402,361	$2.69	6.14 years	$2,785,038

Options/SARs vested or expected to vest at December 31, 2007	16,402,361	$2.69	6.14 years	$2,785,038

Options/SAR exercisable at December 31, 2007	12,643,045	$2.40	6.45 years	$2,511,328

The total fair value of options and SARs vested in 2005, 2006 and 2007 was $7,342,168, $8,659,928 and $5,852,492, respectively.

As of December 31, 2007, there was $6,301,403 in total unrecognized compensation expense related to unvested share-based compensation arrangements granted under the 2005 and 2006 Option Plans, which is expected to be recognized over a weighted-average period of 1.38 years.

In 2006, the Group has excluded the SARs outstanding of 1,580,000 as of December 31, 2006 from the compensation expense as these SARs are only vested upon the satisfaction of certain performance targets. These SARs were forfeited in 2007 as the performance targets were not met.

12.    Taxation

Acorn International is a tax-exempted company incorporated in the Cayman Islands.

China DRTV is a tax-exempted company incorporated in the British Virgin Islands.

The Group’s Hong Kong subsidiaries, Emoney and Bright Rainbow, are subject to a statutory tax rate of 17.5%.

The Group’s PRC subsidiaries are subject to Corporate Income Tax (“CIT”) on the taxable income in accordance with the Enterprise Income Tax Law and the Income Tax Law of the PRC concerning Foreign Investment Enterprise and Foreign Enterprises (collectively “PRC Corporate Income Tax Laws”), respectively.

Shanghai Advertising, Acorn Information and Shanghai Yimeng registered in Pudong New District, Shanghai of the PRC, are subject to 15% CIT pursuant to the local tax preferential arrangement. Zhuhai Sunrana and Zhuhai Acorn registered in Zhuhai Specific Economic Zone of the PRC, are subject to 15% CIT pursuant to the local tax preferential arrangement. Shanghai HJX, Acorn Electronic, Shanghai An-Nai-Chi and Beijing Youngleda registered in the Old Districts of the PRC, are subject to 27% CIT as qualified foreign-invested manufacturing entities. The Group’s remaining PRC subsidiaries are subject to a statutory CIT rate of 33% in accordance with the PRC Corporate Income Tax Laws.

ACORN INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(In US dollars, except share data, unless otherwise stated)

12.    Taxation—(Continued)

Shanghai Advertising, as a recognized new service company, was entitled to a two-year CIT exemption starting from 2005.

Shanghai HJX, Acorn Electronic, Shanghai An-Nai-Chi, Beijing Youngleda and Zhuhai Acorn, as foreign-invested manufacturing enterprises which are scheduled to operate for at least ten years, are entitled to a two-year exemption and three-year 50% reduction starting from the first profit making year after absorbing all prior years’ tax losses, which can be carried forward for five years (the “Tax Holiday”).

Acorn Information, as a recognized software company, is eligible for the Tax Holiday from 2005.

Shanghai Yimeng, as a recognized software company, is eligible for the Tax Holiday from 2006.

Acorn Consulting, as a recognized new service company, is entitled to a two-year CIT exemption starting from 2007.

Beijing HJZX, as a recognized high and new technology company and registered in the technology zone in Beijing of the PRC, is subject to a preferential tax rate of 15% and is entitled to a three-year exemption and three-year 50% reduction starting from 2007.

Shanghai Network, as a recognized new trading company, was entitled to CIT exemption in 2005, 2006 and 2007.

Tax that would otherwise have been payable without tax holidays amounted to $19,536,819, $20,986,776 and $24,926,478 in 2005, 2006 and 2007, respectively (representing a reduction in basic income per ordinary share of $0.32, $0.30 and $0.29 and diluted income per ordinary share of $0.30, $0.28 and $0.28 in 2005, 2006 and 2007, respectively).

On March 16, 2007, the PRC government promulgated Law of the People’s Republic of China on Enterprise Income Tax (“New EIT Law”), which is effective from January 1, 2008.

Under the New EIT Law, domestically-owned enterprises and foreign-invested enterprises are subject to a uniform tax rate of 25%. While the New EIT Law equalizes the tax rates for domestically-owned and foreign-invested companies, preferential tax treatment would continue to be given to companies in certain encouraged sectors and to enterprises classified as high and new technology companies, whether domestically-owned or foreign-invested enterprises. The New EIT Law also provides a five-year transition period starting from its effective date for those enterprises which were established before the promulgation date of the New EIT Tax Law and which were entitled to a preferential tax treatment such as a reduced tax rate or a tax holiday. The tax rate of such enterprises will transition to the uniform tax rate of 25% within a five-year transition period and the tax holiday, which has been enjoyed by such enterprises before the effective date of the New EIT Law, may continue to be enjoyed until the end of the holiday.

Under the New EIT Law and implementation regulations issued by the PRC State Council, income tax at the rate of 10% is applicable to interest and dividends payable to investors that are “non-resident enterprises”, which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such interest or dividends have their sources within the PRC. Undistributed earnings of the Group’s PRC

ACORN INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(In US dollars, except share data, unless otherwise stated)

12.    Taxation—(Continued)

subsidiaries of $74,794,517 as of December 31, 2007 are considered to be indefinitely reinvested and, accordingly, no provision for PRC dividend withholding tax has been provided thereon. Upon distribution of these earnings in the form of dividends or otherwise in the future, the Group would be subject to PRC withholding tax at 10% or a lower treaty rate.

In July 2006, the FASB issued FIN 48, which clarifies the accounting and disclosure for uncertainty in tax positions, as defined in SFAS No. 109. FIN 48 prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on de-recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods and income tax disclosures.

The Group adopted the provisions of FIN 48 effective January 1, 2007. Based on its FIN 48 analysis documentation, the Group has made its assessment of the level of tax authority for each tax position (including the potential application of interests and penalties) based on the technical merits, and has measured the unrecognized tax benefits associated with the tax positions. The adoption of FIN 48 did not have any impact on the Group’s total liabilities or shareholders’ equity. The Group has no material uncertain tax positions as of December 31, 2007 or unrecognized tax benefits which would favorably affect the effective income tax rate in future periods. The Group classifies interests and/or penalties related to income tax matters in income tax expense. As of December 31, 2007, the amount of interests and penalties related to uncertain tax positions was immaterial. The Group does not anticipate any significant increases or decreases to its liabilities for unrecognized tax benefits within the next twelve months.

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of income taxes is due to computational errors made by the taxpayer. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined, but an underpayment of income tax liability exceeding RMB100,000 (approximately $13,500) is specifically listed as a special circumstance. In the case of a transfer pricing related adjustment, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. The Group’s PRC subsidiaries are therefore subject to examination by the PRC tax authorities from 2003 through 2007 on non-transfer pricing matters, and from inception through 2007 on transfer pricing matters.

ACORN INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(In US dollars, except share data, unless otherwise stated)

12.    Taxation—(Continued)

Reconciliation between the effective income tax rate and the PRC statutory income tax rate is as follows:

	For the years ended December 31,
	2005		2006		2007
Statutory rate	33%		33%		33%
Tax effect of interest income that is exempt in determining taxable profit	—		—		(5%	)
Tax effect of investment income that is exempt in determining taxable profit	—		—		(2%	)
Tax effect of share-based compensation expenses that are not deductible in determining taxable profit	7%		75%		9%
Tax effect of change in fair value in warrant liability that is not deductible in determining taxable profit	31%		—		—
Tax effect of offering costs that are not deductible in determining taxable profit	—		27%		—
Tax effect of advertising expenses that are not deductible in determining taxable profit	137%		420%		69%
Tax effect of payroll expenses that are not deductible in determining taxable profit	—		22%		6%
Tax effect of other expenses that are not deductible in determining taxable profit	2%		9%		3%
Effect of different tax rates of PRC subsidiaries	(18%	)	(61%	)	(16%	)
Effect of tax holidays granted to PRC subsidiaries	(185%	)	(523%	)	(102%	)
Effect of tax refund	—		(20%	)	—

Effective tax rate	7%		(18%	)	(5%	)

The principal components of the Group’s deferred income tax assets and liabilities as of December 31, 2006 and 2007 were as follows:

	December 31,
	2006	2007
Deferred tax assets:
Allowance and reserves	$25,383	$879,779
Salary and bonus accrual	25,514	11,348
Depreciation and amortization	15,834	—
Revenue recognition difference	29,193	2,305,087
Net operating losses	58,556	78,040
Inventory	70,559	—

Total deferred tax assets	$225,039	$3,274,254

Deferred tax liabilities:
Unrealized gains on trading securities	$—	$(327,399)

Total deferred tax liabilities	$—	$(327,399)

Deferred tax assets, net	$225,039	$2,946,855

As of December 31, 2007, the Group had net tax loss carrying forward of $312,161. The net tax loss will expire between 2010 and 2012 if it is not used.

In 2006 and 2007, the Group did not record a valuation allowance as the Group believed that it was more-likely-than-not that all of the deferred tax assets would be realized.

ACORN INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(In US dollars, except share data, unless otherwise stated)

13.    Other income (expenses), net

Other income (expenses), net consists of the following:

	For the years ended December 31,
	2005	2006	2007
Investment gain (loss)	$(207,730)	$884,169	$11,630,708
Interest income	526,940	818,990	4,223,001
Other income	268,502	477,879	659,930

	$587,712	$2,181,038	$16,513,639

14.    Convertible redeemable preferred shares

In January 2005, the Group issued 17,709,815 Series A convertible redeemable preferred shares to SB Asia Investment Fund II L.P. (“SAIF”) for consideration of US$1.98 per share for total proceeds of US$32,479,902, net of issuance costs of $2,520,098. In conjunction with the issuance of Series A preferred shares, the Group also issued a detachable warrant to SAIF for no additional consideration. As per the warrant agreement, SAIF could purchase an aggregate of 2,882,155 Series A-1 convertible redeemable preferred shares at a per share exercise price of US$2.78. The proceeds received in the Series A convertible redeemable preferred shares offerings were first allocated between the convertible instrument and the warrants on a residual fair value basis. The accretion to the redemption value was reflected as a reduction to net income to arrive at net income available to ordinary shareholders in the accompanying consolidated statements of operations and amounted to $161,400, $161,400 and $53,800 for the years ended December 31, 2005, 2006 and 2007, respectively.

The Group has determined that there was no embedded beneficial conversion feature attributable to the Series A convertible redeemable preferred shares, since the initial conversion price of Series A convertible redeemable preferred shares is equal to the issuance price, which was negotiated and agreed between the Group and SAIF on an arm’s length basis and, which was determined by the Group to approximate the fair value of the Group’s ordinary shares at the commitment date since there was no existence of a public or active market of the Group’s ordinary shares, nor were there any cash transactions involving the Group’s ordinary shares that occurred prior to this date.

The preferred shares shall be entitled to receive, when, as, if, and in such an amount as, declared by the Board of Directors (which must include the approval of the SAIF Directors), dividends, on a pari passu and pro rata on an as-converted to ordinary shares basis with payment of any dividend (other than dividends payable solely in ordinary shares or ordinary share equivalents) with respect to the ordinary shares.

Upon the completion of the Group’s IPO in May 2007, Series A convertible redeemable preferred shares and Series A-1 convertible redeemable preferred shares were converted into ordinary shares on a one-to-one basis.

15.    Warrants

In conjunction with the Series A convertible redeemable preferred shares, the Group granted 2,882,155 warrants to purchase Series A-1 convertible redeemable preferred shares. The warrants had an exercise price of $2.78 per share and were exercisable commencing from January 1, 2005 until on the date which is earlier of (i) the five years anniversary of January 1, 2005 or (ii) the date of closing of a qualified initial public offering.

ACORN INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(In US dollars, except share data, unless otherwise stated)

15.    Warrants—(Continued)

The warrant was deemed a freestanding derivative liability which requires the warrant to be measured at fair value upon initial recognition and subsequent to initial recognition. The fair value of the warrants was $807,003 at the grant date, estimated on the basis of the BSM option-pricing formula with the following assumptions:

2005
Risk-free interest rate	3.67%
Contractual life of the warrant	890 days
Expected volatility	44.60%
Expected dividend payment rate as a percentage of the ordinary share price on the date of grant	3.06%

The warrant was exercised in full on December 28, 2005 for total proceeds of US$8,000,000. The Group recorded a charge for the change in fair value in the warrant liability of $10,058,721 in the consolidated statements of operations up to the date the warrant was exercised.

16.    Ordinary shares

(a)	On June 30, 2003, to reward James Yujun Hu, the Group’s Chief Executive Officer (“CEO”) since 2000, for services delivered, Robert Roche transferred 3.8% of his ownership interest in both Beijing Acorn and Shanghai Acorn to James Yujun Hu. Although he intended to transfer to James Yujun Hu a similar interest in Shanghai Trade, the smallest of the three Combined Entities, due to regulatory delays at the time that transfer was not effected. Consequently, James Yujun Hu owned 3.8% less, and Robert Roche’s owned 3.8% more, of Shanghai Trade, however, the parties operated on the basis and believed that all three were owned in the same percentage. This resulted in a compensation charge of $957,220 recorded in the Group’s 2003 operating results as a general and administrative expense. The fair market value of the Group’s ordinary shares on the date of transfer to James Yujun Hu has been based on a retrospective unrelated third-party valuation.

(b)	On December 29, 2004, the Group issued 10,000,000 ordinary shares to the shareholders of the Combined Entities with identical shareholdings.

(c)	On January 6, 2005, the Group issued 36,809,668 ordinary shares to the existing shareholders in connection with the Restructuring for subscription receivables of $368,097. The full amount was received on March 14, 2006. Accordingly, the Group retroactively restated the shares outstanding of 46,809,668 in 2003 and 2004.

(d)	On June 1, 2005, one of the shareholders redeemed 5,873,112 shares of the ordinary shares for the cash proceeds of $9,720,000.

(e)	On August 20, 2005, the Group issued 8,042,838 ordinary shares subsequent to the acquisition of 49% of the outstanding ordinary shares of Shanghai HJX (Note 3) for subscription receivable of $9,289,478. For acquisition accounting purposes, this issuance was deemed to be part of the acquisition. The full amount was received in connection with the Group’s IPO in May 2007.

(f)	On May 3, 2007, the Group offered 7,855,000 American Depository Shares (“ADS”), representing 23,565,000 ordinary shares, at $15.50 each to the public, raising proceeds of $108,885,563, net of issuance costs of $4,344,262. The Group’s ADS are quoted on the New York Security Exchange.

ACORN INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(In US dollars, except share data, unless otherwise stated)

16.    Ordinary shares—(Continued)

(g)	In May 2007, 17,709,815 Series A convertible redeemable preferred shares and 2,882,155 Series A-1 convertible redeemable preferred shares were converted into 20,591,970 ordinary shares on a one-to- one basis upon the completion of the Group’s IPO.

(h)	From September 2007 to December 2007, 156,744 vested options and SARs were exercised into 119,076 ordinary shares.

17.     Share repurchase program

In December 2007, the Group adopted a share repurchase program enabling it to repurchase up to an aggregate of $30,000,000 of its ADSs, representing its ordinary shares. As of December 31, 2007, the Group had repurchased an aggregate of 683,000 ADSs, representing 2,049,000 ordinary shares, on the open market for total cash consideration of $6,833,124. The repurchase program is expected to continue until April 2008 unless extended or shortened by the Board of Directors.

18.    Mainland China contribution plan and profit appropriation

Employees of the Group in the PRC are entitled to retirement benefits calculated with reference to their salaries basis upon retirement and their length of service in accordance with a PRC government-managed retirement plan. The PRC government is directly responsible for the payments of the benefits to these retired employees. The Group is required to make contributions to the government-managed retirement plan based on certain percentages of the employees’ monthly salaries. The amounts contributed by the Group were $258,888, $809,473 and $1,207,199 for the years ended December 31, 2005, 2006 and 2007, respectively.

In addition, the Group is required by law to contribute medical, unemployment, housing and other statutory benefits based on certain percentages of the employees’ monthly salaries. The PRC government is directly responsible for the payments of the benefits to these employees. The amounts contributed by the Group were $137,386, $659,119 and $1,135,424 for the years ended December 31, 2005, 2006 and 2007, respectively.

In accordance with relevant PRC Company Law and regulations and the Group’s Articles of Association, the Group’s PRC subsidiaries were required to appropriate 10% and 5% of their respective profit after taxation reported in their statutory financial statements prepared under the PRC GAAP to the statutory surplus reserve and statutory public welfare reserve, respectively. Based on newly revised PRC Company Law which took effect on January 1, 2006, the Group’s PRC subsidiaries are no longer required to make appropriations to the statutory public welfare reserve but appropriation to the statutory surplus reserve are still required. The Group has statutory reserve balance of $2,402,544 and $3,497,800 as of December 31, 2006 and 2007, respectively. According to the plan of Restructuring, the reserved funds carried forward from the entities which have been liquidated have been reinvested into the Group.

The appropriation of statutory surplus reserve will cease upon the balance of the statutory surplus reserve reaching 50% of the companies’ registered capital. The statutory surplus reserves may be used to make up losses or for conversion into the shareholders’ equity. The statutory public welfare reserve shall only be used for the collective welfare of staff and workers. The statutory public welfare reserve is non-distributable.

ACORN INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(In US dollars, except share data, unless otherwise stated)

19.    Commitments and contingencies

(A)    Leases commitments

The Group leases certain office premises and buildings under non-cancelable leases. Rental expenses under operating leases for 2005, 2006 and 2007 were $743,467, $1,463,975 and $1,915,055, respectively.

As of December 31, 2007, future minimum lease payments under non-cancelable operating leases agreements were as follows:

2008	$2,291,005
2009	785,979
2010	200,290
2011	1,711
2012 and thereafter	48,049

$3,327,034

(B)    Advertising commitments

As of December 31, 2007, the commitments for the advertising contracts signed by the Group were as follows:

2008	$68,751,821

Of the total commitments, $22,341,778 were prepaid as of December 31, 2007.

20.    Segment and geographic information

The Group engages primarily in television-based direct sales, television sales program or infomercials, distribution sales through its national distribution network and catalogue marketing and sales in the PRC.

The Group’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. The Group uses the management approach to determine operating segments. The management approach considers the internal organization and reporting used by the Group’s chief operating decision makers for making decisions, allocating resources and assessing performance. Based on this assessment, the Group has determined that it has two operating and reporting segments, which are direct sales, net and distribution sales, net.

The Group’s chief operating decision maker evaluates segment performance based on revenues, cost of revenues and gross profit. Accordingly, all expenses are considered corporate level activities and are not allocated to segments. Therefore, it is not practical to show profit or loss by reportable segments. Also, the Group’s chief decision maker does not assign assets to these segments. Consequently, it is not practical to show assets by reportable segments.

ACORN INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(In US dollars, except share data, unless otherwise stated)

20.    Segment and geographic information —(Continued)

The Group’s revenues are all generated from external customers in the PRC. The revenues by each group of similar products and services are as follows:

	For the years ended December 31,
	2005	2006	2007
Product
Electronic learning device and dictionary	$73,027,893	$62,463,799	$56,199,326
Beauty and health products	54,235,034	55,036,988	32,899,378
Cell phones	—	27,839,627	105,562,888
Consumer electronics	35,453,240	23,550,401	7,949,819
Marketing service revenues	—	6,683,429	16,035,935
Subscription service revenues	—	4,654,020	16,819,186
Collectible products	—	7,973,809	19,332,223
Other products	7,860,643	9,009,136	8,346,628

Total gross revenues	$170,576,810	$197,211,209	$263,145,383
Less: sales taxes	(237,228)	(712,918)	(1,048,711)

Total revenues, net	$170,339,582	$196,498,291	$262,096,672

The gross profit by segments is as follows:

	For the years ended December 31,
	2005	2006	2007
Direct sales	$50,181,880	$75,397,498	$98,396,972
Distribution sales	49,945,764	47,827,436	39,800,604

Total	$100,127,644	$123,224,934	$138,197,576

Geographic information

The Group operates in the PRC and all of the Group’s long-lived assets are located in the PRC.

In 2005, 2006 and 2007, there was no customer which accounted for 10% or more of the Group’s net revenues.

21.    Related party transactions

Transactions with employees

The Group’s customers include distributors who are owned by certain employees of the Group. Details of the transactions for the years ended December 31, 2005, 2006 and 2007 were as follows:

	For the years ended December 31,
	2005	2006	2007
Sales	$32,827,451	$25,520,826	$19,837,825
Accounts receivable, net	$733,089	$733,058	$802,859

These sales represented 19.2%, 12.9% and 7.5% of the total gross revenues in 2005, 2006 and 2007, respectively. The sales with the single entity owned by a family member of the Group’s CEO were $824,098, $871,126 and $895,262 for the years ended December 31, 2005, 2006 and 2007, respectively.

ACORN INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(In US dollars, except share data, unless otherwise stated)

22.    Transaction with certain shareholders

The Group’s customers include distributors who are owned by certain shareholders and their relatives, none of whom are principal shareholders. Details of the transactions for the years ended December 31, 2005, 2006 and 2007 were as follows:

	For the years ended December 31,
	2005	2006	2007
Sales	$14,232,674	$11,576,917	$12,676,682
Accounts receivable, net	$37,948	$218,311	$971,779

These sales represented 8.3%, 5.9% and 4.8% of the total gross revenues in 2005, 2006 and 2007, respectively.

23.    Restricted net assets

Relevant PRC laws and regulations permit payments of dividends by the Group’s PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. As a result of these PRC laws and regulations, the Group’s PRC subsidiaries are restricted in their abilities to transfer a portion of their net assets either in the form of dividends, loans or advances, which restricted portion amounted to $18,162,037 as of December 31, 2007. This amount is made up of the registered equity of the Group’s PRC subsidiaries and the statutory reserves disclosed in Note 18. In addition, as a result of the Restructuring, retained earnings of $20,336,734 related to the Combined Entities and their subsidiaries was unavailable for distribution as a normal dividend to Acorn International in accordance with relevant PRC laws and regulations.

24.    Subsequent events

The Group’s share repurchase program, as disclosed in Note 17, has been extended by the Board of Directors in May 2008. The share repurchase program will run through September 2008. As of May 15, 2008, the Group had repurchased an aggregate of 2,127,800 ADSs, representing 6,383,400 ordinary shares, on the open market for total cash consideration of $19,976,011.

*    *    *    *    *