Form 20-F
period 2008-12-31
Acorn International, Inc.
filed 2009-04-24
CIK 1365742

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from              to             .

Commission file number: 001-33429

Acorn International, Inc.

(Exact name of Registrant as specified in its charter)

Not applicable

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

18/F, 20th Building, 487 Tianlin Road, Shanghai 200233

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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 88,209,368

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☐  Yes    ☒  No

If this report is an annual or transaction report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    ☐  Yes    ☒  No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes    ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

Large accelerated filer  ☐                    Accelerated filer  ☐                    Non-accelerated filer  ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    ☐  Yes    ☒  No

Indicate by check mark which financial statement item the registrant has elected to follow:    ☐  Item 17     ☒  Item 18

ACORN INTERNATIONAL, INC.

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report only, references to:

•	“ADSs” are to our American depositary shares, each of which represents three ordinary shares;

•	“ADRs” are to American depositary receipts, which, if issued, evidence our ADSs;

•	“$”, “US$” and “U.S. dollars” are to the legal currency of the United States;

•	“China” and the “PRC” are to the People’s Republic of China, excluding Taiwan and the special administrative regions of Hong Kong and Macau;

•	“ordinary shares” are to our ordinary shares, par value $0.01 per share;

•	“RMB” and “Renminbi” are to the legal currency of China; and

•	“we”, “us”, “our company” and “our” refer to Acorn International, Inc., its predecessor entities and its subsidiaries.

This annual report on Form 20-F includes our audited consolidated statements of operation data for the years ended December 31, 2006, 2007 and 2008, and audited consolidated balance sheet data as of December 31, 2007 and 2008.

We and certain of our shareholders completed the initial public offering of 8,855,000 ADSs, each representing three ordinary shares in May 2007. Our ADSs, each representing three ordinary shares, are listed on the New York Stock Exchange under the symbol “ATV”.

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts are forward-looking statements based on our current expectations, assumptions, estimates and projections about us and our industry. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. In some cases, these forward-looking statements can be identified by words or phrases such as “aim”, “anticipate”, “believe”, “continue”, “estimate”, “expect”, “intend”, “is/are likely to”, “may”, “plan”, “potential”, “will” or other similar expressions. The forward-looking statements included in this annual report relate to, among others:

•	our goals and strategies;

•	expected trends in our direct sales platform and our distribution network, and in our margins and certain cost or expense items as a percentage of our net revenues;

•	our future business development, financial condition and results of operations;

•	our ability to introduce successful new products and services and attract new customers;

•	competition in the TV direct sales market and retail market in China for our consumer products and services;

•	our ability to effectively control our cost of sales and efficiently access media channels and manage our media time;

•	expected synergies resulting from our acquisition of Yiyang Yukang Communication Equipment Co., Ltd.; and

•	PRC governmental policies and regulations relating to our businesses.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The following selected consolidated statements of operations data for the three years ended December 31, 2006, 2007 and 2008, and the selected consolidated balance sheet data as of December 31, 2007 and 2008, have been derived from our consolidated financial statements, which have been audited by Deloitte Touche Tohmatsu CPA, Ltd., an independent registered public accounting firm, and are included elsewhere in this annual report. Our selected consolidated combined statements of operations data for the years ended December 31, 2004 and 2005, and our consolidated combined balance sheet data as of December 31, 2004, 2005 and 2006, have been derived from our consolidated combined financial statements, which have been audited by Deloitte Touche Tohmatsu CPA, Ltd., and are not included in this annual report. The selected consolidated combined financial data should be read in conjunction with those consolidated combined financial statements and related notes and Item 5. “Operating and Financial Review and Prospects” in this annual report. Our consolidated combined financial statements are prepared and presented in accordance with U.S. GAAP.

	For the years ended December 31,
	2004	2005	2006	2007	2008
	(in thousands, except share and per share data)
Condensed Consolidated Combined Statements of Operations Data
Revenues:
Direct sales, net	$52,038	$76,828	$107,411	$184,292	$171,619
Distribution sales, net	43,022	93,512	89,087	77,805	79,033

Total revenues, net	95,060	170,340	196,498	262,097	250,652

Cost of revenues:
Direct sales	16,826	26,646	32,013	85,895	83,414
Distribution sales	19,279	43,566	41,260	38,004	37,714

Total cost of revenues	36,105	70,212	73,273	123,899	121,129

Gross profit	58,955	100,128	123,225	138,198	129,523

Operating income (expenses):
Advertising expenses	(27,903)	(55,564)	(76,549)	(75,981)	(74,371)
Other selling and marketing expenses(1)	(7,697)	(13,734)	(21,023)	(31,673)	(42,216)
General and administrative expenses(1)	(6,126)	(12,340)	(27,115)	(28,455)	(31,674)
Impairment of goodwill and intangible assets	—	—	—	—	(8,668)
Other operating income, net	498	1,553	3,105	5,783	6,281

Total operating expenses	(41,228)	(80,085)	(121,582)	(130,327)	(150,648)

Income (loss) from operations	17,727	20,043	1,643	7,871	(21,125)
Total other income (expenses)	(50)	(9,485)	2,167	16,513	(69)

Total income tax expenses (benefits)	571	770	(696)	(1,330)	768

Minority interest	(2,614)	(1,756)	(561)	(7,062)	(3,629)

Net income (loss)(2)(3)	14,492	8,032	3,945	18,652	(25,591)

Deemed dividend on Series A convertible redeemable preferred shares	—	(162)	(162)	(54)	—

Income (loss) attributable to holders of ordinary shares	$14,492	$7,870	$3,783	$18,598	$(25,591)

Income (loss) per ordinary share—basic	$0.31	$0.13	$0.05	$0.20	$(0.29)

Income (loss) per ordinary share—diluted	$0.31	$0.12	$0.05	$0.19	$(0.29)

Weighted average shares used in calculating basic income per ordinary share	46,809,668	45,814,725	48,979,394	77,738,701	86,856,467

Weighted average shares used in calculating diluted income per ordinary share	46,809,668	48,645,299	53,607,999	84,472,947	86,856,467

Dividends declared per ordinary share	$0.17	$0.02	$—	$—	$—

	As of December 31,
	2004	2005	2006	2007	2008
	(in thousands)
Condensed Consolidated Combined Balance Sheet Data
Cash and cash equivalents	$16,645	$35,386	$40,744	$148,743	$147,649
Prepaid advertising expenses	4,903	20,090	25,384	23,151	16,757
Total assets	39,862	100,372	118,699	287,776	304,185
Deferred revenue	—	—	4,193	13,352	12,798
Total liabilities	13,971	12,569	15,183	35,160	74,860
Total liabilities, mezzanine equity and shareholders’ equity	$39,862	$100,372	$118,699	$287,776	$304,185

	For the years ended December 31,
	2006	2007	2008
	(in thousands, except percentages)
Selected Operating Data
Number of inbound calls generated through direct sales platforms(4)	4,560	6,900	7,320
Conversion rate for inbound calls to product purchase orders(4)	19.2%	16.8%	23.2%
Total TV direct sales program minutes	761	890	596

(1)	Includes share-based compensation of:

	For the years ended December 31,
	2004	2005	2006	2007	2008
	(in thousands)
Other selling and marketing expenses	$—	$(168)	$(741)	$(423)	$(292)
General and administrative expenses	$—	$(2,168)	$(7,932)	$(6,096)	$(2,997)

(2)	Includes:

	For the years ended December 31,
	2004	2005	2006	2007	2008
	(in thousands)
Share-based compensation	$—	$(2,336)	$(8,673)	$(6,519)	$(3,289)
Expensed offering costs		—	(3,166)	—	—
Change in fair value in warrant liability	—	(10,059)	—	—	—
Goodwill and intangible assets impairment losses	—	—	—	—	(8,668)
Available-for-sale securities impairment losses	—	—	—	—	(3,275)

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

(3)

Net income for the periods presented reflect effective tax rates, which may not be representative of our long-term expected effective tax rates in light of the tax holidays and exemptions enjoyed by certain of our PRC subsidiaries and our consolidated affiliated entities. See Item 5.A, “Operating and Financial Review and Prospects—Operating Results—Taxation”.

(4)

Does not include calls generated under our marketing services arrangements (first introduced in 2006) that are primarily marketing in nature and result in limited direct sales revenues, such as our arrangement with China Unicom.

Exchange Rate Information

Our business is primarily conducted in China and all of our net revenues and expenses are denominated in Renminbi. However, periodic reports made to shareholders are expressed in U.S. dollars using the then current exchange rates. This annual report contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. The conversion of Renminbi into U.S. dollars in this annual report is based on the noon buying rate in the City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.8225 to US$1.00, the noon buying rate in effect as of December 31, 2008. The noon buying rate in effect as of April 17, 2009 was RMB6.8325 to $1.00. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The Chinese government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign currencies and through restrictions on foreign trade.

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

Period	Noon Buying Rate
	Period-End	Average(1)	Low	High
2004	8.2765	8.2768	8.2774	8.2764
2005	8.0702	8.1940	8.2765	8.2702
2006	7.8041	7.9723	8.0702	7.8041
2007	7.2946	7.5806	7.8127	7.2946
2008	6.8225	6.9477	7.2946	6.7800
2009
January	6.8392	6.8360	6.8403	6.8225
February	6.8395	6.8363	6.8470	6.8241
March	6.8329	6.8360	6.8438	6.8240
April (through April 17, 2009)	6.8325	6.8337	6.8361	6.8316

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risks Relating to Our Business

Our business and operations may be adversely affected by the recent global economic crisis.

The recent global economic crisis is adversely affecting the economy in the United States and many other parts of the world, including China, where our primary business operations are located. The Chinese economy has recently experienced a slowing of its growth rate, and the slow-down has been exacerbated by the recent global crisis in the financial services and credit markets, which has resulted in significant volatility and dislocation in the global capital markets. It is uncertain how long the global economic crisis will continue and how much of an impact it will have on the global economy in general, or the Chinese economy in particular, and whether slowing economic growth in China could result in our customers’ reducing their spending. We have recently experienced a decline in our revenues as a result of the slow-down in the Chinese economy, particularly with respect to revenues generated from our high-end products and products with high unit prices. We expect this situation will continue for the foreseeable future, and demand for some of our products and services, particularly our high-end products and products with high unit prices may continue to decline. As a result, we may need to lower the prices of certain of our products and services in order to maintain the attractiveness of our products and services, which could lead to reduced turnover and profit.

Our limited operating history and the early stage of development of our industry makes it difficult to evaluate our business and future prospects.

We commenced operations in 1998 and began selling our products and services through our integrated multiple sales platforms on a larger scale in 2000. Our business model continues to evolve in conjunction with the evolution of China’s TV direct sales industry (including the TV home shopping industry) and market conditions. For example, in 2006, we began selling and marketing certain third-party branded products and services on our TV direct sales platform pursuant to joint sales and marketing services arrangements, which, to date, we have sold through our nationwide distribution network only in limited quantities. However, we expect to return to our historic emphasis on growing our proprietary branded products, such as Ozing and Babaka, while continuing to develop joint sales and marketing services arrangements as sources of complementary revenue streams. Accordingly, our current business has a limited operating history from which you can evaluate our viability and sustainability. In addition, we have experienced significant growth in recent periods. From 2006 to 2008, our net revenues and gross profit grew at compound annual growth rates, or CAGRs, of 12.9% and 2.5%, respectively, which rates may not be sustained. In particular, we have recorded a net loss of $25.6 million in 2008, which was primarily due to the effects of the global economic crisis, intensifying industry competition, natural disasters in China and the conclusion of the 2008 Beijing Olympics.

Moreover, the TV direct sales industry in China is still in the early stage of development and the competitive landscape and range of products and services being offered continue to evolve rapidly. For example, in 2007, we began relationships with four established domestic banks through which we directly market products through specialized catalogs to credit card holders of these banks. As of March 31, 2009, we have established relationships with 13 domestic banks. However, our arrangements with these banks are not exclusive and the banks may send catalogs of our competitors to the credit card holders as well. In addition, the banks retain the right to elect which products are offered in our catalogs, and we may not be able to market our featured products or our highest profit margin products.

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

Product and service-related factors:

Our operating results are highly dependent upon, and will fluctuate based on, the following product and service-related factors:

•

the mix of TV direct sales programs, including the portion thereof dedicated to products and services marketed by us pursuant to joint sales and marketing services arrangements, and brand promotion advertising;

•	the mix of products and services selected by us for marketing through our TV direct sales programs and our nationwide distribution network and their average selling prices;

•	the portion of any subscription or service revenue deferred or recognized in any period;

•	new product or service introductions by us or our competitors and our ability to identify new products and services;

•

the availability of competing products and services and possible reductions in the sales price of our products and services over time in response to competitive offerings or in anticipation of our introduction of new or upgraded offerings;

•

seasonality with respect to certain of our products, such as our electronic learning devices, for which sales are typically higher around our first and third fiscal quarters corresponding with the end and beginning of school semesters in China, respectively. In addition, following our acquisition of Yiyang Yukang, we expect to sell our cell phone products through our distribution network in addition to our direct sales platforms, which may benefit from longer public holidays, such as the Chinese New Year or the National Day holidays;

•	a product’s connection to a one-time event, such as our Olympic collectible products, for which sales decreased significantly following the 2008 Olympic Games;

•

the cycles of our products and services featured in our TV direct sales programs, with such sales typically growing rapidly over the initial promotional period and then declining over time, sometimes precipitously in a short period of time;

•	the market of certain featured products becoming saturated over time;

•	discounts offered to our distributors as part of incentive plans to stimulate sales;

•	the success of our distributors in promoting and selling our products locally; and

•	the potential negative impact distributor sales may have on our own direct sales efforts.

Other factors:

In addition, factors not directly relating to our products and services which could cause our operating results to fluctuate in a particular period or in comparison to a prior period include:

•	any requirement to suspend or terminate a particular TV direct sales program, including in response to regulatory actions;

•	negative publicity about our products and services;

•	natural disasters, such as the severe snow storms or earthquake experienced by China in 2008;

•	the amount and timing of operating expenses incurred by us, including our media procurement expenses, inventory-related losses, bad debt expense, product returns and options grants to our employees;

•	gains and losses related to our investments in marketable securities; and

•	the level of advertising and other promotional efforts by us and our competitors in a particular period.

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

Our five best-selling featured products or product lines accounted for approximately 79.1% and 70.7% of our gross revenues in 2007 and 2008, respectively. In 2008, our cell phone products line was our best-selling product, and accounted for approximately 22.4% of our gross revenues in that year. Sales of our electronic learning device product line, which has consistently been one of our five best-selling products and had been the best-selling product prior to 2007, accounted for approximately 19.1% and 18.7% of our gross revenues in 2007 and 2008, respectively. The composition of our five best-selling featured products has varied from year to year. We expect that a small number of our featured product lines will continue to account for a substantial majority of our sales.

Only approximately 9.3% of our TV direct sales customers purchased products or services through our direct sales platform more than once in 2008. Our featured products may fail to maintain or achieve sufficient consumer market popularity and sales may decline due to, among other factors, the introduction of competing products, entry of new competitors, customer dissatisfaction with the value or quality offered by our products, negative publicity or market saturation (particularly in the area of cell phones). Consequently, our future sales success depends on our ability to successfully identify, develop, introduce and distribute in a timely and cost- effective manner new and appealing products and services, including new and upgraded products and services.

Our product and service sales for a given period will depend upon, among other things, a positive customer response to our TV direct sales programs, our effective management of product inventory and the stage of our products’ lifecycles during the period. Customer response to our TV direct sales programs depends on many factors, including the appeal of the products and services being marketed, the effectiveness of the TV direct sales programs, the viability of competing products and services and the timing and frequency of airtime. Our new products and services may not receive market acceptance. In addition, from time to time, we experience delays in the supply of our products to customers due to production delays or shortages or inadequate inventory management, and we lose potential product sales as a result. Furthermore, during a product’s lifecycle, problems may arise regarding regulatory, intellectual property, product liability or other issues which may affect the continued viability of the product for sale.

Although we have previously offset declining sales of a featured product line through increased sales of a new or expanded featured product line, we may be unable to do so in the future. For example, in 2008, our sales of cell phone products declined to approximately $56.3 million from $105.6 million in 2007, and the decline was partially offset by the increase in sales of our cosmetics, GPS products and Meijin electronic dictionary products, which increased approximately $16.5 million, $14.1 million and $8.2 million, respectively, in 2008 compared to 2007, primarily as a result of increase in sales of certain branded cosmetic products that were not part of our product mix in 2007, increased media spending on our E-roda GPS product, and sales of our Meijin electronic dictionary which was not part of our product mix until the second quarter of 2007. If we fail to identify and introduce additional successful products and services, including those to replace existing featured products suffering from declining sales or approaching the end of their product lifecycle, our gross revenues may not grow or may decline and our market share and value of our brand may be materially and adversely affected.

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

•	our products or services fail to meet customer expectations;

•	we provide poor or ineffective customer service;

•	our products or services contain defects or otherwise fail;

•	consumers confuse our products with inferior or counterfeit products;

•	consumers confuse our TV direct sales programs with those of our competitors, some of which may promote inferior products, be misleading or inaccurate, or be of poor production quality; or

•	consumers find our outbound calls intrusive or annoying.

For example, in July 2006, several articles appeared in the Chinese media that, among other things, questioned the pricing and quality of our products, in particular targeting our electronic learning devices. The negative media coverage led to a decline in sales volume and revenue for this product and several of our other products. In addition, in September 2007, an article published in the Chinese media reported that the State Administration for Industry and Commerce, Shanghai Branch, had determined that the advertisements for our stock tracking software were considered false advertising. This negative publicity materially affected the sales of this product in the fourth quarter of 2007. Any failure to maintain and enhance our product or service brands or our corporate reputation in response to negative publicity or the other matters described above, may materially and adversely affect the market recognition of, and trust in, our products and services and the levels of sales and product returns and thus significantly harm our operating results. To our knowledge, we are not aware of any such negative publicity in relation to our products or services in 2008.

In addition, we have recent experience with certain individuals attempting to steal our clients’ personal information, including phone numbers. We have also received some recent complaints reporting that certain individuals are impersonating our staff and delivering counterfeit products or products with inferior quality to our customers. Although the total number of cases and the total amount involved in this malicious behavior are immaterial, such events could materially adversely affect our reputation among our customers and potential customers. We believe that we have taken necessary steps to prevent similar events from recurring, but there can be no assurance that we will be able to effectively prevent the recurrence of such events.

Our business depends on our access to TV media time to market our products and services in China which is limited by PRC regulations. We do not generally have long-term contracts to purchase TV media time, and any regulatory or other disruption of our access to desired TV time slots could negatively impact the effectiveness of our TV direct sales platform.

Our business is dependent on having access to media time to televise our TV direct sales programs. Substantially all of our direct sales, which accounted for 54.7%, 70.3% and 68.5% of our total net revenues in 2006, 2007 and 2008, respectively, are generated through our TV direct sales platform. In addition, our nationwide distribution network is significantly dependent on our TV direct sales platform since our distributors generally seek to distribute products and services that were or continue to be sold successfully through our TV direct sales programs.

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

The purchase of TV advertising time is our largest operating expenditure. A significant increase in the cost of media time could negatively impact our overall profitability. In 2008, we selectively lowered our purchase of TV advertising time and focused on more cost effective channels and time slots and adopted a more flexible manner in our procurement to achieve better cost control. We intend to seek to maximize media efficiency by continuing our more flexible media buying plan and a more targeted airtime allocation scheme with channels that offer higher media returns, but there can be no assurance that we will be able to manage our media time efficiently or effectively.

Our TV advertising time purchase contracts typically require us to make full advance payment before broadcasting our TV direct sales programs. As of December 31, 2008, we had signed contracts to purchase $63.7 million of TV advertising time for direct sales programs for 2009. Accordingly, if we fail to manage our media time efficiently or effectively, and our TV advertising efforts fail to generate sufficient return or profit potential, our results of operations and business performance may be materially and adversely affected. In addition, we may be unable to use all of our purchased time due to factors out of our control, such as preemption of our time by special programming events and programming overruns by relevant TV stations. In 2008, approximately 10.1% of our purchased TV advertising time was preempted by these TV stations due to special events such as the Beijing Olympic Games in August 2008, which significantly affected our sales performance in the third quarter. Although these TV stations reimburse us or provide us alternative advertising time slots in the event of preemption, this might not fully compensate us for the loss of our desired time slots.

Our joint sales and marketing services arrangements constitute a substantial part of our business, and the termination of any of them could adversely affect our business, results of operations, financial condition and prospects.

Our joint sales arrangements generate direct sales revenues and additional payment streams through the sale of products or services of our joint sales partners and the additional payments we receive from our joint sales partners based on sales of featured products or services through their own distribution channels, which reduce our cost of direct sales revenues. Under some joint sales arrangements, our joint sales partners also share a portion of our advertising costs. Our marketing services arrangements generate marketing services revenues. We expect that these arrangements will continue to constitute a substantial part of our business in the future, although we expect to return to our historic emphasis on growing our proprietary branded products while continuing to develop joint sales and marketing services arrangements as sources of complementary revenue streams. We do not typically maintain contracts for over one-year with any of the parties with whom we have arrangements, and our ability to maintain and manage relationships with each of them is subject to various uncertainties, some of which are not within our control. Third parties with whom we engage in joint sales and marketing services activities may decide to produce their own TV direct sales programs, or may decide to rely on the services of our competitors. If any of our joint sales or marketing services arrangements terminates, our business, results of operations, financial condition and prospects could be adversely affected.

We rely on our nationwide distribution network for a significant portion of our revenues. Failure to maintain good distributor relations could materially disrupt our distribution business and harm our net revenues.

Our business is significantly dependent on the performance of our distributors. In 2006, 2007 and 2008, 45.3%, 29.7% and 31.5%, respectively, of our net revenues were generated through our approximately 80 distributors. Our largest distributor accounted for approximately 3.2%, 5.7% and 1.8% of our gross revenues in 2006, 2007 and 2008. We do not maintain long-term contracts with our distributors. Maintaining relationships with existing distributors and replacing any distributor may be difficult or time consuming. Our failure to maintain good relationships with our distributors could materially disrupt our distribution business and harm our net revenues.

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

In particular, we have discovered that some of the retail outlets to which our distributors sell our products and services are selling imitation products that compete with our products, such as our Babaka branded posture correction product. Although we continue to rigorously monitor this situation and require our distributors to abide by their contractual obligation to eliminate any such violation by the retail outlets, we may be unable to police or stop violations such as the selling of imitation products or services by retail outlets.

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

Several of our current distributors market and sell some of our and our competitors’ products and services through their own TV direct sales platforms and call centers. Of those distributors, two of these distributors were among our five best-performing distributors in 2006 and 2007, and one was among our five best-performing distributors in 2008, with aggregate revenue contribution of approximately 4.3%, 2.7% and 1.7% of our gross revenues in 2006, 2007 and 2008, respectively. Each of these distributors is a party to our standard distribution arrangement and each operated its own TV direct sales platform prior to becoming our distributor. These distributors continue to operate their own TV direct sales platforms. In addition, some of our other distributors use edited versions of our TV direct sales programs to market our products on local TV stations and conduct TV direct sales activities through their own call-in numbers. These distributors’ TV direct sales efforts may compete with and negatively affect our own TV direct sales in their respective territories.

Certain of our distributors are beneficially owned by our employees. It may be difficult for us to effectively evaluate the performance of these distributors or to replace any of them if they are non-performing, underperforming or non-compliant with our distribution agreements.

We have approximately 80 distributors constituting our nationwide distribution network that distribute our products and services across China. Some of our distributors are owned in part, or in some cases in whole, by certain of our employees or their family members. In 2006, 2007 and 2008, the aggregate sales generated by distributors owned in whole or in part by our employees accounted for approximately 26.9%, 25.4% and 14.7% of our distribution gross revenues, respectively, or 12.9%, 7.5% and 4.6% of our total gross revenues, respectively. Certain of these distributors have been among our top distributors in 2006, 2007 and 2008. In addition, one distributor in 2006 and part of 2007 was wholly owned by a relative of our chief executive officer. However, this distributor accounted for less than 2% of our distribution gross revenues in each of those years, and the relative of our chief executive officer has ceased to hold an equity interest in the distributor since mid-2007. We entered into the distribution agreements with these related distributors on an arm’s-length basis and the terms in the distribution agreements with these distributors are the same as those with our independent distributors. Nevertheless, the economic interests held by our employees in our distributors may make it difficult for us to effectively evaluate the performance of such distributors or fine, suspend or terminate a non-performing, under-performing or non-compliant distributor without harming our relationship with those employees.

We may not realize the desired synergy of our acquisition of Yiyang Yukang.

On December 24, 2008, we completed our acquisition of Yiyang Yukang Communication Equipment Co., Ltd., or Yiyang Yukang, a cell phone producer and distributor in China. We acquired Yiyang Yukang with an aim to build and develop our own cell phone brands, as well as to take advantage of Yiyang Yukang’s extensive nationwide distribution network to facilitate sales of our featured cell phone products. We believe the acquisition will provide us a strong pipeline of mid-to-high end, differentiated and branded cell phone products, as well as strengthen our distribution capability in China. There can be no assurance that our desired synergy as a result of the acquisition will be carried out smoothly and will not encounter any difficulties or delays.

In addition, we do not have relevant experience in managing and operating a cell phone manufacturer and maintain only low level supervision over the daily operation of Yiyang Yukang. We rely highly upon the core management of Yiyang Yukang in operating the company. There are operational and managerial uncertainties associated with our newly acquired business and there can be no assurance that the management of Yiyang Yukang can sustain the levels of profitability or produce the anticipated results.

We may not realize the anticipated benefits of our potential future joint ventures, acquisitions or investments or be able to integrate any acquired employees, businesses, products or services, which in turn may negatively affect their performance and respective contributions to our results of operations.

Since 2003, we have entered into seven joint ventures with other entities for our products and services, including our electronic learning device product line as a means of acquiring managerial expertise and additional complementary distribution network infrastructure. In connection with these ventures, we also acquired services of certain management personnel, including Guoying Du, one of our executive officers who is currently in charge of our nationwide distribution network. In these arrangements, we have typically received at least majority control and exclusive rights to distribute a product through the joint venture in exchange for our agreement to market and sell the product through our multiple sales platforms, a minority equity stake and cash consideration. We may continue to enter into similar joint ventures or make other acquisitions or investments to, among other things, acquire managerial expertise or additional complementary distribution network infrastructure or to secure exclusive product distribution rights for the products to be sold through our multiple sales platforms. Risks related to our existing and future joint ventures, acquisitions and investments include, as applicable:

•

our ability to enter into, exit or acquire additional interests in our joint ventures or other acquisitions or investments may be restricted by or subject to various approvals under PRC law or may not otherwise be possible, may result in a possible dilutive issuance of our securities or may require us to secure financing to fund those activities;

•	we may disagree with our joint venture partner(s) or other investors on how the venture or business investment should be managed and/or operated;

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

Our operations have grown rapidly, particularly in recent years. We grew from 128 employees in 2000, to 1,937 employees as of December 31, 2008. In particular, we added approximately 177 employees following our acquisition of Yiyang Yukang in December 2008. Our recent growth has resulted, and future growth could continue to result, in substantial demands being placed on our operational and administrative systems, our financial and management controls and resources, our management and our employee training capabilities. Any failure in these areas could significantly harm our ability to effectively operate our business, accurately report our financial results as a public company and attract and train our employees and management, which could hamper our business strategy and result in deterioration in our operating results.

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

To maintain our competitive position and expand our operations, we must attract, train and retain skilled and experienced employees in numerous areas, including product development, media procurement and call center operations. The monthly average turnover rate for our call centers ranged from 3.3% to 7.6% in 2006, 1.3% to 7.8% in 2007, and 2.2% to 10.0% in 2008, reflecting both voluntary terminations and termination of employees failing to meet our performance standards. Any inability to attract and retain a significant number of skilled and experienced employees in our call centers or other critical areas could seriously disrupt our business and operations and negatively affect our financial performance.

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

We rely significantly on EMS, the largest national express mail service operated by the China Post Office, and to a lesser extent, local delivery companies, to deliver products sold through our direct sales platforms. EMS and local delivery companies made deliveries of products representing 62.9% and 34.1% of our direct sales gross revenues in 2006, respectively, 76.1% and 19.1% of our direct sales gross revenues in 2007, respectively, and 59.3% and 29.8% of our direct sales gross revenues in 2008, respectively. Although we have started offering credit card payment options for selected card holders, almost all of the products that we sell through our direct sales platforms are delivered and paid for by customers on a cash on delivery, or COD, basis. We rely on EMS and local delivery companies to remit customer payment collections to us. Of the total attempted product deliveries by EMS and local delivery companies on a COD basis, approximately 77%, 75% and 75% were successful in 2006, 2007 and 2008, respectively. Reasons for delivery failure primarily include customer refusal to accept a product upon delivery or failure to successfully locate the delivery address. Although we continue to explore alternative payment methods and expand our credit card payment options, we expect to continue to be dependent on COD customer payments for the foreseeable future.

EMS typically requires 50 days to remit to us the COD payments received from our customers. Of our total accounts receivable balance as of December 31, 2006, 2007 and 2008, $7.8 million or 66.3%, $8.3 million or 35.9%, and $9.0 million or 32.5%, respectively, was due from EMS. In addition, from time to time, we have been required to write off certain EMS accounts receivable due to a difference between EMS’s collections according to our records and cash amounts actually received by EMS according to their records. The total amount of EMS-related accounts receivable written off in 2006, 2007 and 2008 was approximately $0.3 million in each year. We may be required to write off similar or higher amounts in the future. We do not maintain a long-term contract with EMS. Failure or inability to renew our contract with EMS could disrupt our business and operations and negatively affect our financial performance.

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

Competition from current or future competitors could cause our products and services to lose market acceptance or require us to significantly reduce our prices or increase our promotional activities to maintain and attract customers. Many of our current or future competitors may have longer operating histories, better brand recognition and consumer trust, strong media management capabilities, better media and supplier relationships, a larger technical staff and sales force and/or greater financial, technical or marketing resources than we do. Because of our integrated vertical business model, we face competition from the following companies operating in our value chain:

•	other TV direct sales companies operating in China with generally similar business models to ours, including Moneng TV, Pacific Media, China SevenStar and Smile TV (Chi Ma Ao);

•

TV home shopping companies that operate across China or in large parts of China such as CCTV Home Shopping and Hunan TV Happigo, and companies that operate on multiple channels in multiple provinces, such as Oriental CJ Home Shopping, U-you Home Shopping and TVSN;

•	numerous domestic and international sellers of consumer branded products that sell their products in China and which compete with our products, such as our Ozing electronic learning devices which compete with electronic learning devices from BBK, e100, Noah and other brands, and our cell phone products which compete with similar products sold by local and international cell phone manufacturers;

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

We also compete with companies that make imitations of our products at substantially lower prices, such as our oxygen generating products, which may be sold in department stores, pharmacies and general merchandise stores.

We may be unable to successfully compete against new or existing direct or indirect competitors, which could cause us to lose our market share and adversely affect our profitability.

Interruption or failure of our telephone system and management information systems could impair our ability to effectively sell and deliver our products and services or result in a loss or corruption of data, which could damage our reputation and negatively impact our results of operations.

In 2006, 2007 and 2008, approximately 54.7%, 70.3% and 68.5% of our total net revenues, respectively, were generated through our direct sales platforms with orders processed by our call centers. Our call centers rely heavily on our telephone and management information systems, or MIS, to receive customer calls at our call centers, process customer purchases, arrange product delivery and assess the effectiveness of advertising placements and consumer acceptance of our products and services, among other things. As our business evolves and our MIS requirements change, we may need to modify, upgrade and replace our systems. We work closely with third-party vendors to provide telephone and MIS tailored to our specific needs. We are and will continue to be substantially reliant on these third-party vendors for the provision of maintenance, modifications, upgrades and replacements to our systems. If these third-party vendors can no longer provide these services, it may be difficult, time consuming and costly to replace them. Any such modification, upgrading or replacement of our systems may be costly and could create disturbances or interruptions to our operations. Similarly, undetected errors or inadequacies in our telephone and MIS may be difficult or expensive to timely correct and could result in substantial service interruptions.

From time to time, our computer systems experience short periods of power outage. Any telephone or MIS failure (including as a result of natural disaster or power outage), particularly during peak or critical periods, could inhibit our ability to receive calls and complete orders or evaluate the effectiveness of our promotions or consumer acceptance of our products and services or otherwise operate our business. These events could, in turn, impair our ability to effectively sell and deliver our products and services or result in the loss or corruption of customer, supplier and distributor data, which could damage our reputation and negatively impact our results of operations.

We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our product brand, reputation and competitive position. In addition, we may have to enforce our intellectual property rights through litigation. Such litigation may result in substantial costs and diversion of resources and management attention.

We rely on a combination of patent, copyright, trademark and unfair competition laws, as well as nondisclosure agreements and other methods to protect our intellectual property rights. In particular, we rely on the trademark law in China to protect our product brands. We currently maintain approximately 117 trademark registrations in China. The legal regime in China for the protection of intellectual property rights is still at a relatively early stage of development. Despite many laws and regulations promulgated and other efforts made by China over the years to enhance its regulation and protection of intellectual property rights, private parties may not enjoy intellectual property rights in China to the same extent as they would in many western countries, including the United States, and enforcement of such laws and regulations in China has not achieved the levels reached in those countries. Although the PRC State Council approved the State Outlines on the Protection of Intellectual Property on April 9, 2008 in an effort to protect intellectual property, the steps we have taken may still be inadequate to prevent the misappropriation of our intellectual property. Separately, we are in the process of applying for registration or transfer of approximately 121 trademarks in China, including trademarks for two of our best-selling product lines in 2008. We may be unable to enforce our proprietary rights in connection with these trademarks before such registrations or transfers are approved by the relevant authorities and it is possible that such registrations or transfers may not be approved at all. In addition, manufacturers or suppliers in China may imitate our products, copy our various brands and infringe our intellectual property rights. We have recently discovered unauthorized products in the marketplace that are counterfeit reproductions of our products sold by the retailers within our nationwide distribution network and by third parties in retail stores and on websites. The counterfeit products that we found include our Babaka posture correction products, one of our five best-selling products in 2008, our GPS products, and our engine lubricant products.

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

We have in the past been, currently are, and in the future may again be, the subject of claims for infringement, invalidity, or indemnification relating to other parties’ proprietary rights. For example, in June and December 2007, NavInfo Co., Ltd., or NavInfo, filed three suits in the People’s Court of Haidian District against Shanghai HJX Digital Technology Co., Ltd., or Shanghai HJX, Beijing Acorn Trade Co., Ltd. and Shanghai Acorn Network Technology Development Co., Ltd., all of which are our subsidiaries or our affiliates, and Shenzhen Careland Information System Co., Ltd., or Careland, alleging that the digital maps incorporated in our GPS products and provided by Careland infringed on NavInfo’s copyrighted digital map. The court ruled in favor of NavInfo in the suits and awarded NavInfo total compensation of RMB1,000,000 (approximately $147,000). Careland has indemnified us for the loss we suffer in connection with the suits.

In October 2007, Beijing Ren’ai Education Research Institute, or Beijing Ren’ai, filed a suit in Henan Puyang Intermediate People’s Court against Shanghai HJX and Henan Puyang Hualong Commercial Building Co., Ltd., or Hualong Building, alleging that the English programs we provide to the users of our electronic learning devices infringe upon the copyright of Beijing Ren’ai. Beijing Ren’ai claimed damages of RMB500,000 (approximately $73,000). This legal proceeding is still pending and we are vigorously contesting Beijing Ren’ai’s claim.

In November 2007, Beijing Ren’ai filed a suit in Anhui Hefei Intermediate People’s Court against Shanghai HJX, Hefei Huitong Science and Trade Co., Ltd. and Hefei Xinhua Bookstore Co., Ltd. making a similar allegation and claiming RMB500,000 (approximately $73,000) in compensation. On May 4, 2008, the Anhui Hefei Intermediate People’s Court ruled that Shanghai HJX and Hefei Huitong Science and Trade Co., Ltd.

should cease infringement of the copyright of Beijing Ren’ai and ordered Shanghai HJX to pay RMB50,000 (approximately $7,000) in damages. We have made the damages payment as of December 31, 2008.

In August 2008, Beijing Ren’ai filed a suit in the People’s Court of Beijing Haidian District against Shanghai HJX, Beijing Sancai Digital Technology Co., Ltd., or Beijing Sancai, and Beijing Zhidahengtong Technology Development Co., Ltd., or Beijing Zhidahengtong, alleging that the English programs we provide to the users of our electronic learning devices infringe upon the copyright of Beijing Ren’ai. Beijing Ren’ai claimed damages of RMB2,000,000 (approximately $293,000). The court ruled in favor of Ren’ai in the suits and awarded Ren’ai total compensation of RMB500,000 (approximately $73,000). The defendants have appealed the court’s decisions and the appeals are currently pending.

We believe that the above legal proceedings will not have a material adverse effect on our financial conditions.

We may from time to time become a party to legal proceedings which, if adversely decided, could materially adversely affect us.

We may from time to time become a party to legal proceedings, defense of which may increase our expenses and divert management attention and resources. In addition, an adverse outcome in any such proceeding could have a material adverse effect on our business, results of operations and financial condition.

For example, in March 2009, we received a complaint from Advertising Broadcasting Center of Liaoning TV Station, or Liaoning TV, which filed a suit against Shanghai Acorn Advertising Broadcasting Co., Ltd., or Shanghai Advertising, claiming that Shanghai Advertising breached its advertisement broadcasting contract with Liaoning TV by not fully performing its payment obligation under the contract and asserted damages of approximately RMB19 million (approximately $2.8 million). Liaoning TV further applied for provisional seizure of Shanghai Advertising’s bank account in the same amount of its claim. The legal proceeding is currently pending and at this stage we are unable to predict or assess with any degree of certainty either the outcome of this litigation or the overall financial performance an unfavorable judgment would have on us. We are vigorously contesting Liaoning TV’s claim.

We do not believe that the above legal proceeding will have a material adverse effect on our business, results of operations or financial condition.

The re-institution or institution of litigation against us may have a negative effect on the business operations of our oxygen generating device and negatively affect our overall financial performance.

On April 19, 2006, Beijing Huashi Industrial Company brought a lawsuit against us in Beijing Xicheng District People’s Court, alleging that transfers of trademarks, as well as fixed and moveable assets in connection with our acquisition of our oxygen generating devices business from its subsidiary in 2000, violated PRC laws that require a valuation and approval of transferred state-owned assets to be undertaken, and such transfers should, as a consequence, be voided. We were informed that the plaintiff had revoked its claim. However, it is still possible that the same or a similar lawsuit may be filed against us in the future. If this happens, our management’s attention may be distracted and the outcome of the litigation may have a negative effect on our oxygen generating device business operations and negatively affect our overall financial performance.

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

The manufacture and sale of our products, in particular, our posture correction and neck massager product lines in our health and wellness product category, and our sale of other parties’ products could each expose us to product liability claims for personal injuries. Also, if these products are deemed by the PRC authorities to fail to conform to product quality and personal safety requirements in China, we could be subject to PRC regulatory action. Violation of PRC product quality and safety requirements by our or others’ products sold by us may subject us to confiscation of the products, the imposition of penalties or an order to cease sales of the violating products or to cease operations pending rectification. If the offense is determined to be serious, our business license could be suspended and criminal liabilities could be imposed. We currently do not carry any product liability insurance coverage. Any product liability claim or governmental regulatory action could be costly and time-consuming to defend. If successful, product liability claims may require us to pay substantial damages. Also, a material design, manufacturing or quality failure in our and other parties’ products sold by us, other safety issues or heightened regulatory scrutiny could each warrant a product recall by us and result in increased product liability claims. Furthermore, customers may not use the products sold by us in accordance with our product usage instructions, possibly resulting in customer injury. All of these events could materially harm our brand and reputation and marketability of our products, divert our management’s attention and result in lower net revenues and increased costs.

Any disruption of our or our manufacturing service providers’ manufacturing operations could negatively affect the availability of our products and our net revenues derived therefrom.

We manufactured almost one-third of the products we sell in terms of cost of revenues in 2008, with the balance provided by third-party suppliers and manufacturers in China. We purchase the materials we need to manufacture our products, including our electronic learning devices product line, from outside suppliers in China. Our largest supplier in 2006, which supplies PDA cell phones, accounted for approximately 14.9% of our total cost of revenues in 2006. Our largest supplier in 2007, which supplies Gionee branded cell phones, accounted for approximately 14.9% of our total cost of revenues in 2007. Our largest supplier in 2008, which supplies Konka branded cell phones, accounted for approximately 11.2% of our total cost of revenues in 2008. We typically purchase all production materials, including critical components such as flash memory, chipsets and LCD display screens for our electronic learning devices, on a purchase order basis and do not have long-term contracts with our suppliers.

If we fail to develop or maintain our relationships with our suppliers, we may be unable to manufacture our products, and we could be prevented from supplying our products to our customers in the required quantities. Problems of this kind could cause us to experience loss of market share and result in decreased net revenues. In addition, the failure of a supplier to supply materials and components that meet our quality, quantity and cost requirements in a timely manner could impair our ability to manufacture our products or increase our costs, particularly if we are unable to obtain these materials and components from alternative sources on a timely basis or on commercially reasonable terms.

Other risks for the products manufactured by us, include, among others:

•	having too much or too little production capacity;

•	being unable to obtain raw materials on a timely basis or at commercially reasonable prices, which could adversely affect the pricing and availability of our products;

•	experiencing quality control problems;

•	accumulating obsolete inventory;

•	failing to timely meet demand for our products; and

•	experiencing delays in manufacturing operations due to understaffing during the peak seasons and holidays.

Currently, products manufactured and supplied by third parties for us primarily include our cell phones, cosmetics and collectibles. In 2008, we had two cell phone suppliers each accounting for more than 6% of our cost of revenues in these periods. We typically purchase these products on a purchase order basis and do not have long-term contracts with these suppliers. Some of our products are supplied by third-party manufacturers based on designs or technical requirements provided by us. These manufacturers may fail to produce products that conform to our requirements. In addition, for products manufactured or supplied by third-party manufacturers, we indirectly face many of the risks described above and other risks. For example, our third-party manufacturers may not continue to supply products to us of the quality and/or in the quantities we require. It may also be difficult or expensive for us to replace a third-party manufacturer.

Our leases of land and manufacturing facilities in Beijing and Shanghai may not be in full compliance with PRC laws and regulations and we may be required to relocate our facilities, which may disrupt our manufacturing operations and result in decreased net revenues.

Our manufacturing facilities for our oxygen generating products are built on a plot of land we leased from Beijing Tongzhou District Lucheng Town Chadao Village for a term of 30 years. Our posture correction product line and engine lubricant products, as well as one of our central warehouses, are built on a plot of land leased from Shanghai Huamin Economic Development Co., Ltd. The Beijing and Shanghai lands are collectively owned land and are not technically permitted to be leased to others for non-agricultural purposes such as commercial enterprises like ours under relevant PRC laws. The PRC land authority also has the power to order the lessor to terminate the lease with us, to confiscate any illegal gains or order the payment of fines. If our lease is terminated, we would be required to relocate our facilities. Although we believe that the relocation cost, if any, would not be significant, such relocation could disrupt our manufacturing operations and result in lower net revenues.

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

We may incur impairment losses on our acquisitions and investments in equity securities.

We have made minority investments in the equity securities of a number of companies, including Kela (Hong Kong) Jewelry Investment Limited. Under U.S. generally accepted accounting principles that we are subject to, if there is a decline in the fair value of the shares we hold in this company, or any other company we invest in, over a period of time, and we determine that the decline is other-than-temporary, we will need to record an impairment loss for the applicable fiscal period. We cannot assure you that we will not need to incur additional expenses related to the impairment of such investments, or other investments, in the future. Any such impairment expense could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our asset impairment reviews may result in future write-downs.

Effective January 1, 2002, we adopted SFAS No. 142, which requires us, among other things, to conduct annual reviews of goodwill, and SFAS No. 144, which requires us to test intangible assets for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. In connection with our business acquisitions, we make assumptions regarding estimated future cash flows and other factors to determine the fair value of goodwill and intangible assets. In assessing the related useful lives of those assets, we have to make assumptions regarding their fair value, our recoverability of those assets and our ability to successfully develop and ultimately commercialize acquired technology. If those assumptions change in the future when we conduct our periodic reviews in accordance with applicable accounting standards, we may be required to record impairment charges. For example, we recorded a non-cash impairment charge of $8.7 million as a result of our valuation in 2008 of goodwill and acquired intangible assets mainly attributable to our acquisition of the 49% equity interest of Shanghai HJX in 2005. It is possible that future reviews will result in further write-downs of goodwill and other intangible assets.

We have recorded a US$3.3 million non-cash impairment charge to net income, and may be required to record additional significant charges to earnings from the declines in fair value of our available-for-sale debt securities if such declines become other-than-temporary.

Our investment policy and strategy attempt primarily to preserve capital and meet our liquidity requirements. Our short-term and long-term debt securities are classified as available-for-sale securities and are reported at fair value with net unrealized losses recognized as accumulated other comprehensive income in stockholders’ equity unless there is a decline in fair value below cost that we consider is other-than-temporary, in which case the amount of the decline would be recognized as a loss and reflected in our income statement. In 2008, we recognized a $3.3 million non-cash impairment charge to net income related to our long-term investments in certain index-linked structure note. We review our short-term and long-term investments to determine whether any differences between cost and fair value are other-than-temporary impairment in accordance with FASB Staff Position SFAS 115-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” and SEC Staff Accounting Bulletin Topic 5M, “The Meaning of Other-Than-Temporary Impairment of Certain Investments in Debt and Equity Securities.” We review short-term and long-term investments for impairment whenever events or changes in circumstances indicate that the carrying value of such investments may no longer be recoverable. The losses incurred on these short-term and long-term investments are primarily related to the changes in the general global market conditions. If factors arise that would require us to account for additional declines as other-than-temporary or if we are required to sell our debt securities before the recovery, we may need to recognize the declines as additional realized losses with a charge to income, which could have a material adverse effect on our financial condition and operating results.

Failure to achieve and maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business and operating results and stockholders could lose confidence in our financial reporting.

Internal controls are necessary for us to provide reliable financial reports and effectively prevent fraud. If we cannot provide reliable financial reports or prevent fraud, our operating results could be harmed. Under the current SEC regulations, we will be required to include a management report on internal controls over financial reporting in our Form 20-F annual report for the year ended December 31, 2008, and we will be required to include an auditor’s report on internal controls over financial reporting for the year ending December 31, 2009. Failure to achieve and maintain an effective internal control environment, regardless of whether we are required to maintain such controls, could also cause investors to lose confidence in our reported financial information, which could have a material adverse effect on our stock price. Although we are not aware of anything that would materially impact our ability to maintain effective internal controls, we have not obtained an independent audit of our internal controls, and, as a result, we are not aware of any deficiencies which would result from such an audit. Further, at such time as we are required to comply with the internal controls requirements of Sarbanes-Oxley, we may incur significant expenses in having our internal controls audited and in implementing any changes which are required.

Risks Related to Our Industry

Our businesses and growth prospects are dependent upon the expected growth in China’s consumer retail markets, including, in particular, the TV direct sales market. Any future slowdown or decline in China’s consumer retail markets, including the TV direct sales market, could adversely affect our business, financial condition and results of operations.

All of our net revenues are generated by sales of consumer products and services in China. The success of our business depends on the continued growth of China’s consumer retail markets, particularly the TV direct sales market. The consumer retail markets in China are characterized by rapidly changing trends and continually evolving consumer preferences and purchasing patterns and power. China’s TV direct sales market is expected to grow in line with expected growth in consumer disposable income and the economy in China generally. However, projected growth rates for the Chinese economy and China’s consumer retail markets may not be realized, particularly in light of the current global economic crisis. Any slowdown or decline in China’s consumer retail markets, including particularly China’s TV direct sales industry, would have a direct adverse impact on us and could adversely affect our business, financial condition and results of operations.

If infomercials and the products and services promoted on infomercials are not accepted by TV viewers in China, our ability to generate revenues and sustain profitability could be materially and adversely affected.

In 2006, 2007 and 2008, we derived 54.7%, 70.3% and 68.5%, respectively, of our total net revenues from our direct sales platforms. We expect that in the future a substantial portion of our future revenues and profits will continue to be dependent upon the receptivity of Chinese TV viewers to infomercials such as our TV direct sales programs and the products and services showcased therein. Many Chinese TV viewers are not accustomed to purchasing products or services directly from TV. As a result, TV viewers in China may be both more likely to mistrust infomercials as a commercial medium and less likely to purchase products or services from TV direct marketers such as us. If we are unable in the future to increase receptivity for our TV direct sales programs and the products and services showcased therein, our ability to generate revenue and sustain profitability could be materially and adversely affected.

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

For advertising related to certain types of our products, such as those products constituting medical devices and health related products, we and our distributors must also file the advertising content with the provincial counterpart of the China’s State Administration for Food and Drug, or SAFD, or other competent authorities, and obtain required permits and approvals for the advertising content from the SAFD or other competent authorities, in each case, before publication or broadcasting of the advertising. In addition, pursuant to the new Food Safety Law of the PRC effective from June 1, 2009, the contents of food advertisements should be true and no disease-prevention or remedial function should be mentioned. We endeavor to comply, and encourage our distributors to comply, with such requirements. However, we and our distributors may fail to comply with these and other laws. For example, the SAFD issued a circular on October 31, 2005 announcing that advertising placed in several local newspapers by us and one of our distributors for our sleeping aid product and oxygen generating devices violated the relevant laws by including unapproved content. These violations relating to our sleeping aid product advertising were considered serious violations by China’s SAFD. The local SAFDs have ordered such advertising to be discontinued. Commencing on January 1, 2008, advertisings related to medical devices and health related foods are subject to the credit rating administration. The provincial counterpart of SAFD is responsible for collecting, recording, identifying and publishing the credit rating information of the advertiser. The credit rating of every advertiser will fall into good credit, dishonor credit or material dishonor credit and this rating is reviewed each year. An advertiser who receives a rating of dishonor credit or material dishonor credit may be ordered to improve its rating within a specified time limit and its business activities may be subject to special scrutiny if necessary. Therefore, any violations by us or our distributors relating to our oxygen generating devices may result in SAFD imposing on us or our distributors a dishonor credit or material dishonor credit rating. Our and our distributors’ past and future violations and a dishonor credit or material dishonor credit rating imposed upon us, if any, could seriously harm our corporate image, product or service brands and operating results.

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

If the PRC government deems that the sales of our stock tracking software program constitute the provision of securities investment advisory services, our sales of that product may be discontinued.

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

Based upon the published interpretation on the website of Shanghai Foreign Investment Commission, or SFIC, MOFCOM’s local counterpart in Shanghai, and oral advice we received from SFIC prior to the acquisition, we believe that it was not necessary for us to seek such approval at the time when we made the acquisition. However, because our acquisition occurred prior to, yet approaching, the removal of the advertising industry from the restricted list for foreign investment, and we did not receive the approval of SFIC, we may be deemed not in strict compliance with the then effective rules and could be subject to penalties. We were advised by SFIC in an anonymous consultation prior to the acquisition that this acquisition was a purely domestic acquisition without any foreign-related issues. Based on the advice of SFIC, Pudong Administration of Industry and Commerce in Shanghai accepted the registration of such acquisition and issued a new business license to Shanghai Advertising on September 24, 2007. In addition, our PRC legal counsel, Commerce & Finance, has advised us that it is unlikely that we would be required by the PRC regulatory authorities, in particular SAIC and MOFCOM or their local counterparts, to seek such approval to make up for our deficiency, or that any penalties would be imposed upon us for failure to obtain such approval.

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

Direct investment by foreign investors in the advertising industry in China is subject to the Administrative Regulation on Foreign-Invested Advertising Enterprises jointly promulgated by MOFCOM and SAIC on March 2, 2004 and further revised on Oct. 1, 2008. Under this advertising regulation, foreign investors are required to have had at least three years experience in directly operating an advertising business outside of China before they may receive approval to own 100% of an advertising business in China. Foreign investors that do not have three years experience are permitted to invest in advertising businesses, provided that such foreign investors have at least two years of direct operations in the advertising business outside of China and that such foreign investors may not own 100% of advertising businesses in China. Furthermore, all foreign invested advertising companies must obtain approval from SAIC or MOFCOM or their local counterparts.

On September 24, 2007, we acquired 100% of the legal ownership of Shanghai Advertising, which had been one of our affiliated entities, through Acorn Consulting. Pudong Administration of Industry and Commerce in Shanghai did not require us to show that Acorn Consulting had the requisite years of operating experience in an advertising business outside of China either before or after it accepted the registration of the acquisition and issued a new business license to Shanghai Advertising. Furthermore, we have been advised by our PRC legal counsel, Commerce & Finance, that, according to an anonymous consultation with SFIC, because our acquisition of Shanghai Advertising was completed through Acorn Consulting, a domestic subsidiary of foreign invested enterprises, the acquisition was not subject to the requirement that foreign investors have the requisite years of operating experience in an advertising business outside of China.

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

Our two affiliated Chinese entities are currently owned by two PRC citizens, Don Dongjie Yang, our president and one of our directors, and David Chenghong He, one of our executive officers. We have entered into contractual arrangements with these affiliated entities pursuant to which our wholly owned subsidiary, Acorn Information Technology (Shanghai) Co., Ltd., or Acorn Information, provides technical support and operation and management services to these affiliated entities. In addition, we have entered into agreements with these affiliated entities and Don Yang and David Chenghong He, as their shareholders, providing us substantial ability to control each of these affiliated entities. For detailed descriptions of these contractual arrangements, see Item 4.C, “Information on the Company—Organizational Structure”.

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

We rely on contractual arrangements with our two affiliated entities in China, collectively owned 100% by Don Dongjie Yang, our president and one of our directors, and David Chenghong He, one of our executive officers, to operate our business. For a description of these contractual arrangements, see Item 4.C, “Information on the Company—Organizational Structure”. These contractual arrangements may not be as effective as direct ownership in providing us control over our affiliated entities. Direct ownership would allow us, for example, to directly exercise our rights as a shareholder to effect changes in the board of each affiliated entity, which, in turn, could effect changes, subject to any applicable fiduciary obligations, at the management level. However, under the current contractual arrangements, as a legal matter, if any affiliated entity or Don Dongjie Yang or David Chenghong He fails to perform its or his respective obligations under these contractual arrangements, we may have to incur substantial costs and expend significant resources to enforce those arrangements, and rely on legal remedies under PRC law. These remedies may include seeking specific performance or injunctive relief, and claiming damages, any of which may not be effective. For example, if either Don Dongjie Yang or David Chenghong He refuses to transfer his equity interest in any affiliated entity to us or our designee when we exercise the purchase option pursuant to these contractual arrangements, or if either Don Dongjie Yang or David Chenghong He otherwise acts in bad faith toward us, we may have to take legal action to compel him to fulfill his contractual obligations. In addition, as each of our two affiliated entities is jointly owned and effectively managed by Don Dongjie Yang and David Chenghong He, it may be difficult for us to change our corporate structure or to bring claims against any affiliated entity or Don Dongjie Yang or David Chenghong He if any of them fails to perform its or his obligations under the related contracts or does not cooperate with any such actions by us.

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

We are a Cayman Islands holding company and substantially all of our operations are conducted through our 17 PRC subsidiaries and two Chinese affiliated entities. We rely on dividends and other distributions from our PRC subsidiaries to provide us with our cash flow and allow us to pay dividends on the shares underlying our ADSs and meet our other obligations. Current regulations in China permit our PRC subsidiaries to pay dividends to us only out of their accumulated distributable profits, if any, determined in accordance with their articles of association and PRC accounting standards and regulations. The ability of these subsidiaries to make dividends and other payments to us may be restricted by factors that include changes in applicable foreign exchange and other laws and regulations. In particular, under PRC law, these operating subsidiaries may only pay dividends after 10% of their net profit has been set aside as reserve funds, unless such reserves have reached at least 50% of their respective registered capital. Such reserve may not be distributed as cash dividends. In addition, if any of our 17 PRC operating subsidiaries incur debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments to us. Moreover, the profit available for distribution from our Chinese operating subsidiaries is determined in accordance with generally accepted accounting principles in China. This calculation may differ from that performed in accordance with U.S. GAAP. As a result, we may not have sufficient distributions from our PRC subsidiaries to enable necessary profit distributions to us or any distributions to our shareholders in the future, which calculation would be based upon our financial statements prepared under U.S. GAAP.

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

All of our business operations are conducted in China and all of our revenues are derived from our marketing and sales of consumer products and services in China. Accordingly, our results of operations, financial condition, and future prospects are subject to a significant degree to economic, political and social conditions in China. The Chinese economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the Chinese economy has experienced significant growth in the past three decades, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage foreign investment and sustainable economic growth and to guide the allocation of financial and other resources, which have for the most part had a positive effect on our business and growth. However, we cannot assure you that the PRC government will not repeal or alter these measures or introduce new measures that will not have a negative effect on us. For example, our financial condition and results of operation may be adversely affected by changes in tax regulations applicable to us. In addition, since early 2004, the PRC government has implemented certain measures to control the pace of economic growth. Such measures may cause a decrease in the level of economic activity in China, including a decline in individual spending activities, which in turn could adversely affect our results of operational and financial condition.

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

In particular, our business is primarily dependent upon the economy and the business environment in China. Our growth strategy is based upon the assumption that demand in China for our products and services will continue to grow with the Chinese economy. However, the growth of the Chinese economy has been uneven across geographic regions and economic sectors. Several years ago the Chinese economy also experienced deflation, which may reoccur in the foreseeable future. We cannot assure you that the Chinese economy will continue to grow, that if there is growth, such growth will be steady and uniform, or that if there is a slowdown, such slowdown will not have a negative effect on our business.

China’s social and political conditions are also not as stable as those of the United States and other developed countries. Any sudden changes to China’s political system or the occurrence of widespread social unrest could have negative effects on our business and results of operations. In addition, China has contentious relations with some of its neighbors, most notably Taiwan. A significant further deterioration in such relations could have negative effects on Chinese economy and lead to changes in governmental policies that would be adverse to our business interests.

The discontinuation of any of the preferential tax treatments and government subsidies available to us in China could materially and adversely affect our results of operations and financial condition.

Under PRC laws and regulations effective until December 31, 2007, our operating subsidiaries, Acorn International Electronic Technology (Shanghai) Co., Ltd., Shanghai HJX, Zhuhai Acorn Electronic Technology Co., Ltd, and Beijing Acorn Youngleda Oxygen Generating Co., Ltd. enjoyed preferential tax benefits afforded to foreign-invested manufacturing enterprises and had been granted a two-year exemption from enterprise income tax beginning from their first profitable year and a 50% reduction of enterprise income tax rate for three years thereafter. The definition of a manufacturing enterprise under PRC law was vague and was subject to discretionary interpretation by the PRC authorities. If we were to be deemed not qualified in the past or if the tax preferential treatments enjoyed by us in accordance with local government rules or policies were deemed in violation of national laws and regulations and were abolished or altered, we would be subject to the standard statutory tax rate, which was 33% for calendar years ended on or before December 31, 2007 and is 25% for calendar years starting on or after January 1, 2008, and we could be required to repay the income tax for the previous three years at the applicable non-preferential tax rate. Additionally, our subsidiaries also received tax holidays and subsidies for certain taxes paid by us. These incentives were granted by local government agencies and may be deemed inappropriate by the central government. In addition, China passed a new Enterprise Income Tax Law, or the New EIT Law, and its implementing rules, both of which became effective on January 1, 2008. Some of our preferential tax treatments could be discontinued or phased out under the New EIT Law. Loss of any preferential tax treatments and subsidies could have material and adverse effects on our results of operations and financial condition. See Item 5.A, “Operating and Financial Review and Prospects—Operating Results—Taxation”.

Under China’s New EIT Law, we may be classified as a “resident enterprise” of China. Such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.

Under the New EIT Law, an enterprise established outside of China with “de facto management bodies” within China is considered a “resident enterprise”, meaning that it can be treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. The implementing rules of the New EIT Law define de facto management as “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise. Currently no official interpretation or application of this new “resident enterprise” classification is available, and therefore it is unclear how tax authorities will determine tax residency based on the facts of each case.

If the PRC tax authorities determine that our Cayman Islands holding company is a “resident enterprise” for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, we may be subject to enterprise income tax at a rate of 25% on our worldwide taxable income as well as PRC enterprise income tax reporting obligations. In our case, this would mean that income such as interest on offering proceeds and other non-China source income would be subject to PRC enterprise income tax at a rate of 25%, in comparison to no taxation in the Cayman Islands. Second, although under the New EIT Law and its implementing rules dividends paid to us from our PRC subsidiaries would qualify as “tax-exempt income”, we cannot guarantee that such dividends will not be subject to a 10% withholding tax, as the PRC foreign exchange control authorities, which enforce the withholding tax, have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for PRC enterprise income tax purposes. Finally, if our Cayman Islands holding company is deemed to be a PRC tax resident enterprise, a 10% withholding tax shall be imposed on dividends we pay to our non-PRC shareholders and with respect to gains derived from our non-PRC shareholders transferring our shares or ADSs. Moreover, according to Tentative

Measure of Withholding at Source of Non-resident Enterprise Income Tax promulgated by the State Administration of Taxation and effected on January 1, 2009 , any form of capital income such as dividends, interest, rents, franchise royalties and income from transferring assets gained by non-resident enterprises derived from the PRC, shall be levied through withholding at the source. Any enterprise or individual who has the obligation to pay the relevant proceeds to non-resident enterprise shall be the obligor of tax withholding. Such obligor shall withhold the relevant tax from any paid or due amount each time they make such taxable income to non-resident enterprise. Similar results would follow if our BVI holding company is considered a PRC “resident enterprise”.

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

The PRC legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases have little precedential value. In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investment in China. 11 of our 17 PRC operating subsidiaries are foreign invested enterprises incorporated in China. They are subject to laws and regulations applicable to foreign investment in China in general and laws and regulations applicable to foreign-invested enterprises in particular. However, these laws, regulations and legal requirements change frequently, and their interpretation and enforcement involve uncertainties. For example, we may have to resort to administrative and court proceedings to enforce the legal protection that we enjoy either by law or contract. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. In addition, such uncertainties, including the inability to enforce our contracts, could materially and adversely affect our business and operations. Furthermore, the PRC legal system is based in part on government policies and internal rules (some of which are not published on a timely basis or at all) that may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until some time after the violation. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention. Furthermore, intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other countries. Accordingly, we cannot predict the effect of future developments in the PRC legal system, particularly with regard to the media, advertising and retail industries, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to us, and our foreign investors, including you.

Restrictions on the convertibility of Renminbi into foreign currency may limit our ability to make dividends or other payments in U.S. dollars or fund possible business activities outside China.

All of our net revenues are currently generated in Renminbi. Any future restrictions on currency exchanges may limit our ability to use net revenues generated in Renminbi to make dividends or other payments in U.S. dollars or fund possible business activities outside China. Under current Chinese regulations, Renminbi may be freely converted into foreign currency for payments relating to “current account transactions”, which include among other things dividend payments and payments for the import of goods and services, by complying with certain procedural requirements. Our Chinese subsidiaries may also retain foreign exchange in their respective current account bank accounts, subject to a cap set by the PRC State Administration of Foreign Exchange, or SAFE, or its local counterpart, for use in payment of international current account transactions. Although the PRC government introduced regulations in 1996 to allow greater convertibility of Renminbi for current account transactions, we cannot assure you the Chinese regulatory authorities will not limit or eliminate our ability to purchase and retain foreign currencies for current account transactions in the future.

Conversion of Renminbi into foreign currencies, and of foreign currencies into Renminbi, for payments relating to “capital account transactions”, which principally include investments and loans, generally requires the approval of SAFE and other relevant Chinese governmental authorities. In particular, if one subsidiary borrows foreign currency loans from us or other foreign lenders, these loans must be registered with SAFE or its local counterparts, and if we finance such subsidiary by means of additional capital contributions, these capital contributions must be approved by certain government authorities including MOFCOM or its local counterparts. In addition, pursuant to the Notice of the General Affairs Department of the State Administration of Foreign Exchange on the Relevant Operating Issues concerning the Improvement of the Administration of Payment and Settlement of Foreign Currency Capital of Foreign-funded Enterprises which was effective from Aug. 29, 2008, the RMB fund from the settlement of foreign currency capital of a foreign-funded enterprise shall be used within the business scope as approved by the examination and approval department of the government, and shall not be used for domestic equity investment unless it is otherwise provided for in its approved business scope. Restrictions on the convertibility of the Renminbi for capital account transactions could affect the ability of our Chinese subsidiaries to make investments overseas or to obtain foreign exchange through debt or equity financing, including by means of loans or capital contributions from us.

Because our revenues are generated in Renminbi and our results are reported in U.S. dollars, devaluation of the Renminbi could negatively impact our results of operations.

Because all of our net revenues are generated in Renminbi, appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar will affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations. Fluctuations in the exchange rate will also affect the relative value of any dividend we issue that will be exchanged into U.S. dollars and earnings from and the value of any U.S. dollar-denominated investments we make in the future. Since we rely entirely on dividends paid to us by our PRC operating subsidiaries, and since our net revenues are generated in Renminbi while our results are reported in U.S. dollars, any significant devaluation of Renminbi would have a material adverse effect on our net revenues and financial condition, and the value of, and any dividends payable on, our ADSs in foreign currency terms.

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

We conduct all of our operations in China and all of our assets are located in China. In addition, all of our directors and executive officers reside within China. As a result, it may not be possible to effect service of process within the United States or elsewhere outside China upon some of our directors and senior executive officers, including with respect to matters arising under U.S. federal securities laws or applicable state securities laws. Moreover, our PRC legal counsel, Commerce & Finance, has advised us that the PRC currently does not have treaties with the United States or many other countries providing for the reciprocal recognition and enforcement of judgment of courts.

Regulations relating to offshore investment activities by PRC residents may increase the administrative burden we face and create regulatory uncertainties that could restrict our overseas and cross-border investment activity, and a failure by our shareholders who are PRC residents to make any required applications and filings pursuant to such regulations may prevent us from being able to distribute profits and could expose our PRC resident shareholders to liability under PRC law.

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

We have already notified our shareholders, and the shareholders of the offshore entities in our corporate group, who are PRC residents to urge them to make the necessary applications and filings, as required under Notice 75 and Notice 106. However, as a result of the newness of the notices and uncertainty concerning the reconciliation of the notices with other approval requirements, it remains unclear how the two notices, and any future legislation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities. We understand that the relevant shareholders have registered their offshore investments in us with Shanghai SAFE, where most of our PRC subsidiaries are located. We are committed to complying, and to ensuring that our shareholders who are subject to the regulation comply, with the relevant rules. However, we cannot assure you that all of our shareholders who are PRC residents will comply with our request to make or obtain any applicable registrations or approvals required by the regulation or other related legislation. The failure or inability of our PRC resident shareholders to receive any required approvals or make any required registrations may limit our PRC subsidiaries’ ability to make distributions or pay dividends or affect our ownership structure, as a result of which our acquisition strategy and business operations and our ability to distribute profits to you could be materially and adversely affected.

Upon the completion of our acquisition of Yiyang Yukang in December 2008, shareholders of the company became our shareholders. To our knowledge, some of the prior shareholders of Yiyang Yukang did not file applications for SAFE registration, which may adversely affect our ability to distribute dividends to our shareholders as stated above. As advised by our PRC legal counsel, Commerce & Finance, a separate registration in respect of Notice 75 is not applicable to our acquisition of Yiyang Yukang, and our obligation under Notice 75 after the acquisition would be to update our original registration to include Yiyang Yukang as one of our PRC subsidiaries.

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

In early 2008, a series of severe snow storms swept through most provinces in China, among which Hunan, Hubei, Henan, Shandong, Jiangsu, Anhui and Shanghai were hardest hit. Disruption of transportation as a result of the snow storm adversely affected our ability to successfully deliver our products to our customers and the customers’ willingness to accept our products and services.

In addition, in May 2008, a major earthquake struck Wenchuan in the Sichuan province in southwestern China, causing significant damage to the area, including Chengdu. The earthquake and its aftershocks caused great loss of life, injuries, property loss and disruption to the local economy. As a result of the earthquake, we experienced disruptions in our order fulfillment and deliveries to Sichuan and the western China region. In addition, our advertising time was suspended for three days during the memorial period following the earthquake. Since the date of the earthquake, our advertising time has been further disrupted and we have experienced a decline in the viewership and response rate of our infomercials. This earthquake or future geological occurrences could impact our business and the Chinese economy. A significant earthquake or other geological disturbance in any of China’s other more populated cities and financial centers could severely disrupt the Chinese economy, undermine investor confidence and have a material adverse effect on our business, financial condition, results of operations and prospects.

Risks Relating to Our ADSs

We may be classified as a passive foreign investment company or “PFIC” for U.S. federal tax purposes for a given taxable year pursuant to an annual factual determination made after the close of the given taxable year; pursuant to a determination made in 2009 we believe we were classified as a PFIC for the 2008 taxable year.

Depending upon the value of our ADSs or ordinary shares and the nature of our assets and income over time, we could be classified as a PFIC by the United States Internal Revenue Service, or IRS, for U.S. federal income tax purposes. We will be classified as a PFIC in any taxable year if either: (a) the average quarterly value of our gross assets that produce passive income or are held for the production of passive income is at least 50% of the average quarterly value of our total gross assets or (b) 75% or more of our gross income for the taxable year is passive income. According to these technical rules, we would likely become a PFIC for a given taxable year if our market capitalization were to decrease significantly while we hold substantial cash and cash equivalents in that year.

If we are classified as a PFIC in any taxable year in which you hold our ADSs or ordinary shares and you are a U.S. Holder, subject to certain exceptions described in Item 10.E, “Additional Information—Taxation—U.S. Federal Income Taxation—Passive Foreign Investment Company,” you would generally be taxed at higher ordinary income rates, rather than lower capital gain rates, if you dispose of ADSs or ordinary shares for a gain in a later year, even if we are not a PFIC in that year. In addition, a portion of the tax imposed on your gain would be increased by an interest charge. Moreover, if we were classified as a PFIC in any taxable year, you would not be able to benefit from any preferential tax rate with respect to any dividend distribution that you may receive from us in that year or in the following year. Finally, you would also be subject to special U.S. tax reporting requirements.

Our PFIC status for the current taxable year 2009 will not be determinable until after the close of the taxable year ending December 31, 2009. Because we currently hold, and expect to continue to hold, a substantial amount of cash and other passive assets and, because the value of our assets is likely to be determined in large part by reference to the market prices of our ADSs or ordinary shares, which are likely to fluctuate, there can be no assurance that we will not be classified as a PFIC in 2009 and any future taxable year. Based on a determination made in 2009 with respect to the 2008 taxable year, we believe we were classified as a PFIC for the 2008 taxable year. U.S. Holders are urged to consult their independent tax advisors about the application of the PFIC rules and certain elections that may help them relieve any adverse U.S. federal income tax consequences for their particular circumstances for the 2008 taxable year. For more information regarding such elections, please consult Item 10.E, “Additional Information—Taxation—U.S. Federal Income Taxation—Passive Foreign Investment Company” and your independent tax advisor.

The sale, deposit, cancellation and transfer of the ADSs issued after an exercise of rights may be restricted under applicable U.S. securities laws.

If we offer holders of our ordinary shares any rights to subscribe for additional shares or any other rights, the depositary may make these rights available to holders of our ADSs if it is lawful and reasonably practicable to do so. However, the depositary may allow rights that are not distributed or sold to lapse. In that case, holders of our ADSs will receive no value for them. In addition, U.S. securities laws may restrict the sale, deposit, cancellation and transfer of the ADSs issued after exercise of rights. Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to holders of ADSs, or are registered under the provisions of the Securities Act. We can give no assurance that we can establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of our ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.

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

Our amended and restated memorandum and articles of association provide for a staggered board, which means that our directors, excluding our chief executive officer, are divided into three classes, with one-third of our board, excluding our chief executive officer, standing for election every year. Our chief executive officer at all times serves as a director, and has the right to remain a director, so long as he remains our chief executive officer. This means that, with our staggered board, at least two annual shareholders’ meetings, instead of one, are generally required in order to effect a change in a majority of our directors. Our staggered board can discourage proxy contests for the election of our directors and purchases of substantial blocks of our shares by making it more difficult for a potential acquirer to take control of our board in a relatively short period of time.

We are a Cayman Islands company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than under U.S. law, our shareholders may have less protection of their shareholder rights than they would under U.S. law.

Our corporate affairs are governed by our amended and restated memorandum and articles of association, the Cayman Islands Companies Law and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands, as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. In addition, some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands.

The Cayman Islands courts are unlikely:

•

to recognize or enforce judgments of U.S. courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•	to entertain original actions brought against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the Cayman Islands will generally recognize as a valid judgment, a final and conclusive judgment in personam obtained in the federal or state courts in the United States under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) and would give a judgment based thereon, provided that (i) such courts had proper jurisdiction over the parties subject to such judgment, (ii) such courts did not contravene the rules of natural justice of the Cayman Islands, (iii) such judgment was not obtained by fraud, (iv) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands, (v) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands, and (vi) there is due compliance with the correct procedures under the laws of the Cayman Islands.

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

Shareholders of Cayman Islands exempted companies like ours have no general rights under Cayman Islands law to inspect corporate records and accounts or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for our shareholders to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

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

Cayman Islands companies may not have standing to initiate a derivative action in a federal court of the United States. As a result, our shareholders’ ability to protect their interests if they are harmed in a manner that would otherwise enable them to sue in a U.S. federal court may be limited.

The voting rights of holders of ADSs are limited in several significant ways by the terms of the deposit agreement.

Holders of our ADSs may only exercise their voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement. Upon receipt of voting instructions from a holder of ADSs in the manner set forth in the deposit agreement, the depositary will endeavor to vote the underlying ordinary shares in accordance with these instructions. Under our amended and restated memorandum and articles of association and Cayman Islands law, the minimum notice period required for convening a general meeting is ten days. When a general meeting is convened, holders of our ADSs may not receive sufficient notice of a shareholders’ meeting to permit the holders to withdraw their ordinary shares to allow them to cast their vote with respect to any specific matter at the meeting. In addition, the depositary and its agents may not be able to send voting instructions to holders of our ADSs or carry out the holders’ voting instructions in a timely manner. We make all reasonable efforts to cause the depositary to extend voting rights to holders of our ADSs in a timely manner, but we cannot assure holders of our ADSs that they will receive the voting materials in time to ensure that they can instruct the depositary to vote their shares. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, holders of our ADSs may not be able to exercise their right to vote and may lack recourse if their ordinary shares are not voted as requested.

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

We commenced operations in 1998 through Beijing Acorn Trade Co., Ltd., or Beijing Acorn, and in 2000, two other operating companies, Shanghai Acorn Network Co., Ltd., or Shanghai Acorn, and Shanghai Acorn Trade and Development Co., Ltd., or Shanghai Trade, were established and commenced business operations. Prior to January 1, 2005, our business was operated through Beijing Acorn, Shanghai Acorn and Shanghai Trade, including their subsidiaries. To enable us to raise equity capital from investors outside of China, we established a holding company structure by incorporating China DRTV Inc., or China DRTV, in the British Virgin Islands on March 4, 2004. Commencing on January 1, 2005, our business was conducted through China DRTV and its subsidiaries and affiliated entities. In connection with our initial public offering, we incorporated Acorn International in the Cayman Islands on December 20, 2005 as our listing vehicle. On March 31, 2006, Acorn International became our ultimate holding company when it issued shares to the existing shareholders of China DRTV in exchange for all of the shares that these shareholders held in China DRTV. For additional information on our organizational structure, see Item 4.C, “Information on the Company—Organizational Structure”.

Our principal executive offices are located at 18/F, 20th Building, 487 Tianlin Road, Shanghai 200233, People’s Republic of China, and our telephone number is (86 21) 5151-8888. Our website address is http://www.chinadrtv.com. The information on our website does not form a part of this annual report. In May 2007, we completed our initial public offering, which involved the sale by us and certain of our shareholders of 8,855,000 ADSs, representing 26,565,000 ordinary shares. Our agent for service of process in the United States is CT Corporation System, located at 111 Eighth Avenue, New York, New York 10011.

B. Business Overview

Overview

We are a leading integrated multi-platform marketing company in China with a proven track record of developing, promoting and selling consumer products and services. Our two primary sales platforms are our TV direct sales platform and our nationwide distribution network. We believe that we operate one of the largest TV direct sales businesses in China in terms of revenues and TV air time purchased, and we believe we were one of the first companies in China to use TV direct sales programs, often referred to as TV infomercials, in combination with a nationwide distribution network to market and sell products and services to consumers. Our significant TV air time presence allows us to test-market, promote and sell products and services in China’s geographically dispersed and fragmented consumer market. We seek to maximize sales penetration of our products and services that have strong sales and brand development potential by distributing them through our nationwide distribution network. In 2006, we also began using our TV direct sales platform to promote and sell third-party branded products and services pursuant to joint sales arrangements and marketing services arrangements. However, we expect to return to our historic emphasis on growing our proprietary branded products, such as Ozing and Babaka, while continuing to develop joint sales and marketing services arrangements as sources of complementary revenue streams.

Using our integrated TV direct sales and nationwide distribution network platforms, we have developed several leading proprietary brands, including Ozing electronic learning devices, Babaka posture correction products and Meijin electronic dictionaries. In addition, we have expanded into other forms of direct selling, such as catalogs, Internet sales, outbound calls and third-party bank channel sales, to further strengthen our promotional efforts and generate additional revenue opportunities from our existing customer base. We believe our vertically integrated direct sales operations, which include product development, TV and other direct sales and marketing, call center operations, and order fulfillment and delivery, combined with our nationwide distribution network, allow us to effectively reach consumers and maximize sales throughout China.

A key contributing factor to the success of our TV direct sales platform is our significant TV air time presence. Our TV direct sales programs, which are typically five to ten minutes in length, are currently aired on five nationwide China Central Television, or CCTV, channels, 23 national satellite TV channels, six international satellite channels operating in China and 12 local channels. Sales generated through our TV direct sales platform accounted for substantially all of our direct sales net revenues, which in turn comprised 54.7%, 70.3% and 68.5% of our net revenues in 2006, 2007 and 2008, respectively. We also purchase TV advertising time for brand promotion advertising to enhance brand awareness of our proprietary products and services.

We have two call centers in Shanghai and Beijing which process telephone orders generated by our direct sales programs and gather real-time data to help analyze the effectiveness of our advertising spending and to adjust our products and services offerings. Our call centers operate 24 hours per day. Each of our call centers also places outbound calls to selected customers to market our products and services. In addition, our call center sales representatives are trained to identify and act upon cross-selling opportunities while processing customer orders. As of December 31, 2008, we had 804 sales representatives and 120 customer service representatives. In 2006, 2007 and 2008, our sales representatives collectively processed an average of approximately 12,400, 18,800 and 20,000 incoming calls per day generated from our TV and other direct sales platforms, respectively. Products sold through our TV direct sales platform and other direct sales platforms are delivered to our customers primarily by national express mail and local delivery companies. In addition, during the fourth quarter of 2008, we entered into an agreement with the Management Committee of the Wuxi Xishan economic development zone to establish a new call center for our outbound call operations in Wuxi. The new call center is approximately 500 square meters and commenced operation on March 8, 2009.

Our nationwide distribution network extends across all provinces and allows us to reach approximately 20,000 retail outlets covering nearly all of the cities and counties in China. We typically grant our distributors the exclusive right to distribute selected products and services in their respective territories. We work closely with and support our distributors to expand their retail outlet reach, extend our product and service lifecycles and maximize our sales by promoting our brands through our TV direct sales platform, advertising in local print media and other joint promotional efforts. In 2006, 2007 and 2008, sales generated through our nationwide distribution network accounted for 45.3%, 29.7% and 31.5% of our net revenues, respectively.

In selecting new products and services to be offered via our multiple sales platforms, we seek to identify offerings in underserved market segments with potential national appeal for which we believe our sales platforms and marketing and branding expertise can create value. We identify new products and services through a standardized selection process and typically source them from small and medium-sized suppliers and manufacturers in China. In 2006, we also began to identify products and services from more established third- party companies that we believe we can successfully market through our TV direct sales platform. We typically focus on marketing and sales of a limited number of featured product lines and services at any given time, and our TV direct sales programs allow us to promote our specific products and services by highlighting their unique value to consumers as well as creating brand awareness. Featured offerings in 2008 included cell phones, electronic learning devices, electronic dictionaries, collectibles, stock tracking software, health and wellness products, consumer electronic products, and cosmetics. In addition, we offer over 700 products via our catalogs and the Internet.

On December 24, 2008, we completed our acquisition of Yiyang Yukang Communication Equipment Co., Ltd., or Yiyang Yukang, a cell phone producer and distributor in China. We acquired Yiyang Yukang with an aim to build and develop our own cell phone brands, as well as to take advantage of Yiyang Yukang’s extensive nationwide distribution network to facilitate sales of our featured cell phone products. We believe the acquisition will provide us a strong pipeline of mid-to-high end, differentiated and branded cell phone products, as well as strengthen our distribution capability in China.

During the first quarter of 2009, we obtained a fifty-year land use right of a piece of land in Qingpu district of Shanghai for aggregate consideration of approximately RMB50 million (approximately $7.3 million). We plan to use the land to build a warehouse or a call center, and to establish a factory for manufacturing our proprietary branded products as part of our strategy to develop infrastructure for building a future home shopping business in the next three to five years.

Our Multiple Sales Platforms

Our two primary sales platforms are our TV direct sales platform and our nationwide distribution network, and we have expanded into other forms of direct selling, including catalog sales, third-party bank channel sales, Internet sales, outbound call sales and other direct sales through print media and radio to maximize media effectiveness. We believe our nationally televised TV direct sales programs help build strong brand awareness among China’s consumers and generate significant demand for the products and services featured in those programs. Our nationwide distribution network, coupled with local marketing efforts, helps us to further enhance the awareness of and demand for our products and services, thereby broadening our customer reach and enhancing the penetration of those products and services on a nationwide basis within a short period of time.

Direct Sales Platforms

TV Direct Sales Platform

Our TV direct sales platform is our primary sales platform and accounted for substantially all of our direct sales net revenues, which in turn accounted for 54.7%, 70.3% and 68.5% of our net revenues in 2006, 2007 and 2008, respectively. We generally focus our TV direct sales marketing efforts on approximately four or five featured product or service lines to maximize awareness of these featured offerings and to generate strong consumer demand. Our TV direct sales programs, which are generally five to ten minutes in length, consist of in-depth demonstrations and explanations of the product or service in an entertaining and informative manner, and provide phone numbers for customers to call in order to make further inquiries or to purchase the product or service. In addition to explaining the functionality of a product or service in the programs, we also highlight the value proposition of that product or service. Our TV direct sales programs typically feature one or more spokespersons or celebrity personalities and employ a variety of formats, including studio programs and “reality shows”, which we believe help to demonstrate the features and functions of the products or services that we are marketing. Our TV direct sales programs for new products and services are broadcast on national and/or local TV channels depending on the features of the products or services during selected time slots to ensure sufficiently broad and targeted viewer coverage.

A critical component to the success of our TV direct sales platform is our ability to efficiently access media channels and manage our media time. Our TV direct sales programs are currently broadcast on 46 channels, including five CCTV channels, 23 national satellite TV channels, six international satellite TV channels operating in China and 12 local channels in China. Since commencing our operations in 1998, we have formed close and strong relationships with various CCTV and national satellite channels, as well as several TV advertising agencies that have exclusive rights to sell certain advertising time slots for certain CCTV and national satellite channels, and we have been purchasing advertising time on several CCTV channels and national satellite channels for over four years. We purchase advertising time from the TV stations directly or through their advertising agencies. In 2006, 2007 and 2008, we produced and broadcasted over 760,000, 890,000 and 590,000 minutes of TV direct sales programs, respectively, corresponding to over 244, 285 and 189 hours per week, respectively. We primarily purchase non-prime time broadcast time slots for our TV direct sales programs. We believe our relationships with various CCTV and satellite channels, coupled with the scale of our operations and sales track record, help us to secure desired broadcast time slots on the channels we target.

If a TV direct sales program for a specific product or service achieves satisfactory results during the initial test-marketing phase, we may elect to include that product or service in our TV direct sales platform for full- scale marketing and selling. If selected for full-scale marketing, a TV direct sales program for a product or service will then be frequently broadcast on several TV channels in various time slots. We then track the success of a TV direct sales program in various time slots on various TV channels with data on our profitability relative to our marketing expenses, on a weekly basis, and we adjust the frequency of the broadcast of the TV direct sales program and the content of the program, its broadcast time slots and the TV channels on which the program airs to create a broadcasting schedule that maximizes the overall profitability of the TV direct sales program.

We also use purchased TV advertising time to broadcast brand promotion advertising. Our brand promotion advertisements are typically five to 60 seconds long and, rather than focusing in depth on product or service features or benefits in depth, are designed to increase general brand awareness. We significantly expanded our TV brand promotion advertising beginning in 2005 in conjunction with our increased distribution activities, using TV brand promotion advertising to enhance brand awareness for our Ozing branded electronic learning devices and, to a lesser extent, our posture correction product lines. Since 2007, however, we have changed our strategy to focus more of our advertising spending on our TV direct sales programs and to reduce the amount of purchased TV advertising time dedicated solely to brand promotion advertising. In 2008, we broadcasted TV brand promotion advertising on six TV channels. Consistent with industry practice in China, our TV advertising time purchase agreements are typically negotiated annually and are non-exclusive. We intend to seek to maximize media efficiency by continuing our more flexible media buying plan and a more targeted airtime allocation scheme with channels that offer higher media returns, but those can be no assurance that we will be able to manage our media time efficiently or effectively.

In 2006, we began entering into joint sales arrangements and marketing services arrangements to leverage our TV direct sales platform. Under a joint sales arrangement, we make TV direct sales of third-party branded products and services. For example, in April 2006, we entered into an arrangement with a cell phone manufacturer to be the exclusive TV direct sales platform through which it markets some of its PDA cell phones. In addition to generating TV direct sales revenues for us, as additional consideration for the sales support provided by our TV direct sales platform, the manufacturer agreed to pay to us an amount based on the number of units sold by it through its own distribution network (reflected as a reduction to our cost of direct sales revenues). We have subsequently entered into joint sales arrangements with other cell phone manufacturers, including a joint sales arrangement with Gionee entered into in 2007. Our arrangement with Gionee provides that we are the TV direct sales platform through which Gionee markets featured cell phones and pursuant to which Gionee shares a certain percentage of our advertising costs for their featured cell phone products. During 2008, our cell phone products and cosmetic products were the two major categories of products subject to joint sales arrangements. Under our marketing services arrangements, we provide a marketing plan, related TV advertising time and call center support to our marketing customers for a fixed fee. We did not recognize significant revenue contributions from our marketing service arrangements in 2008. As described above, we expect to return to our historic emphasis on growing our proprietary branded products, but we intend to continue to develop joint sales and marketing services arrangements as sources of complementary revenue streams.

Other Direct Sales Platforms

Our other direct sales platforms currently include catalog sales, third-party bank channel sales, Internet sales and our outbound call sales. We also market and directly sell through print media and radio.

Catalogs. In February 2005, we began marketing our products through print catalogs. We currently offer over 270 products via our catalogs, of which approximately 26 are our branded products and the remainder are third-party products. Our catalogs are currently distributed together with the products purchased and shipped to our new customers. In addition, we also track customers who have previously purchased products from us and distribute our catalog to them after their initial purchase. We issued six catalogs in 2008. Our catalog sales are increasingly important to our direct sales platform, and revenue contributed by our catalog sales in 2008 accounted for approximately 2.9% of our revenue from direct sales.

Third Party Banks. In 2007, we began relationships with four established domestic banks through which we directly market products through specialized catalogs to credit card holders of these banks. As of March 31, 2009, we have established relationships with 13 domestic banks. As part of these arrangements, customers can use their credit cards from these banks to purchase our products and to make payments on a zero interest and zero fee installment basis. Our third-party bank channel sales are increasingly important to our direct sales platform, and revenue contributed by our third-party bank channel sales in 2008 accounted for approximately 7.9% of our revenue from direct sales.

Internet. We began marketing our products through the Internet in December 2006. We currently offer over 700 products via our website, of which approximately 51 are our branded products and the remainder are third- party products.

Outbound Calls. We began our outbound call direct sales in the fourth quarter of 2004. As of December 31, 2008, our 323 specialized outbound call center sales representatives utilize our customer database, which contains information relating to approximately six million previous customers, to target calls at customer subgroups identified by us as likely purchasers of particular products or services. During the fourth quarter of 2008, we entered into an agreement with the Management Committee of the Wuxi Xishan economic development zone to establish a new call center for our outbound call operations in Wuxi. The new call center has commenced operation on March 8, 2009.

Customer Loyalty Initiatives

We also market the products and services sold through our direct sales platforms through our customer loyalty program. Our current customer loyalty program includes coupon discounts and membership points. Coupon discounts are given to customers whose purchases individually or together meet or exceed a certain transaction value. These coupons, which can be applied to future purchases of products marketed in our catalogs, range from approximately RMB20 to RMB300 (or approximately $3 to $44). Membership points are awarded to customers when they purchase products or services through our direct sales programs. Customers are awarded membership points based on the type of product or service purchased with point values ranging from 500 to 2,000 points per product or service, with every ten points equaling RMB1 (approximately $0.15). Customers can use these membership points to partially or fully offset the cost of future product or service purchases.

Nationwide Distribution Network

Our nationwide distribution network is one of our two primary sales platforms. We use our nationwide distribution network to distribute a select number of our product and services promoted through our TV direct sales programs which we believe offer sufficient profit potential and may be developed as a national product brand. Our distribution network broadens our customer reach and enhances the penetration of those products and services on a nationwide basis within a short period of time. Our network covers all provinces in China through approximately 80 distributors, which allows us to reach approximately 20,000 retail outlets covering nearly all of the cities and the counties in China. These retail outlets include bookstores, pharmacies, specialty retail chains and department stores. In 2006, 2007 and 2008, sales generated through our nationwide distribution network accounted for 45.3%, 29.7% and 31.5% of our net revenue, respectively. We typically provide our distributors with the exclusive right to distribute selected products and services in their respective territories. In 2006, 2007 and 2008, sales generated by our top five distributors accounted for 10.6%, 7.0% and 7.7% of our gross revenues, respectively. In addition, we believe our acquisition of Yiyang Yukang will strengthen our distribution capability in China by providing us with an extensive nationwide distribution network to facilitate sales of our cell phone products.

In most cases, we support the products and services selected for distribution through our nationwide distribution network with marketing campaigns utilizing a combination of our TV direct sales programs and brand promotion advertising to reinforce “As Seen on TV” in-store signage, as well as local print media, marketing events and radio advertising. In addition, we also require our distributors to engage in their own marketing efforts. Promotional efforts by our distributors primarily consist of local print advertising and TV advertising programs. To ensure the consistency of our product and service messages and to maximize branding effectiveness, we provide our distributors with marketing materials. We also reimburse certain distributors, such as distributors of our electronic learning devices product lines, for a portion of their local product promotion expenses.

Integrating our national TV direct sales programs and brand promotion advertising with our follow-on local advertising campaigns has been an effective marketing strategy for us. Our national TV direct sales programs and brand promotion advertising create initial product and service brand awareness, and our nationwide local advertising campaigns help to broaden the reach of our marketing efforts and extend the lifecycles of our products and services. Our ability to build leading brands, together with our marketing resources and expertise, enable us to successfully identify and introduce potential new products and services from small and medium-sized suppliers and manufacturers in China.

Our distribution agreements are typically negotiated and entered into on an annual or semi-annual basis and are designed to provide incentives for our distributors to improve their sales performance, encourage them to promote our brands, and protect the value of those brands. For example, our distributors are required to meet the monthly and annual sales volume target for our selected featured products and services and, in the case of electronic learning device products distribution, we provide sales incentives in the form of cash rebates to the distributors that meet or exceed our sales targets. We also require our distributors to ensure that the retail prices of our products and services sold through their retail outlets are not lower than the retail prices for the same products and services sold through our TV direct sales platform. In addition, we typically require our distributors to fully settle their payment obligations before we deliver new products to them. Our distributors may not sell competing products and services in their respective territories. Furthermore, they must also incur minimum marketing expenditures provided in our distribution agreements. We regularly monitor and review our distributors’ sales performance and their compliance with the terms of our agreements.

Several of our distributors, including two of which were among our top five distributors in 2006 and 2007 and one of which was among our top five distributors in 2008, market and sell some other companies’ products and services through their own TV direct sales platforms. Each of these distributors operated their own TV direct sales platforms independent of our operations prior to becoming our distributors. In addition, some of our distributors use edited versions of our TV direct sales programs to market our products and services on local TV stations and conduct TV direct sales activities through their own call-in numbers. These distributors have each entered into our standard distribution arrangements, which include provisions prohibiting sales of competing products and services, selling our products and services outside their distribution territories, or selling our products and services to consumers at prices below our price for those products and services. See Item 3.D, “Key Information—Risk Factors—Risks Relating to Our Business—Some of our distributors may compete with us in certain TV direct sales markets, possibly negatively affecting our direct sales in those markets”.

We are generally responsible for delivering at our own cost the products to the distributors from our warehouses to a destination close to our distributors. We engage local logistics companies to make these deliveries with the amount paid for delivery typically based upon the transport distance. We generally allow the distributors to exchange any defective products they receive from us. Our distributors typically have their own product exchange or return policy. We are not responsible for any exchange or return of products by retailers who purchase our products from the distributors.

Some of our distributors are owned in part, or in some cases in whole, by certain of our employees or their family members. These employees, none of whom are executive officers, are currently responsible for various functions or operations relating to our nationwide distribution business. In 2006, 2007 and 2008, the aggregate sales generated by distributors owned in whole or in part by our employees accounted for approximately 26.9%, 25.4% and 14.7% of our distribution gross revenues, respectively, or 12.9%, 7.5% and 4.6% of our total gross revenues, respectively. Certain of these distributors have been among our top distributors in 2006, 2007 and 2008. In addition, one distributor in 2006 and part of 2007 was wholly owned by a relative of our chief executive officer. However, this distributor accounted for less than 2% of our distribution gross revenues in each of those years, and the relative of our chief executive officer has ceased to hold an equity interest in the distributor since mid-2007. We entered into the distribution agreements with these related distributors on an arm’s-length basis and the terms in the distribution agreements with these distributors are the same as those with our independent distributors. Nevertheless, the economic interests held by our employees in our distributors may make it difficult for us to effectively evaluate the performance of such distributors or fine, suspend or terminate a non-performing, under-performing or non-compliant distributor without harming our relationship with those employees. See Item 3.D, “Key Information—Risk Factors—Risks Relating to Our Business—Certain of our distributors are beneficially owned by our employees. It may be difficult for us to effectively evaluate the performance of these distributors or to replace any of them if they are non-performing, under-performing or non-compliant with our distribution agreements”.

Our Products and Services

We offer over 700 products and services through our multiple sales platforms, approximately 8.6% of which are sold primarily through our TV direct sales platform, nationwide distribution network or both with the remaining products and services sold through our catalogs, third-party bank channel sales, outbound calls or the Internet. Our recently featured product categories include cell phones, electronic learning devices, health and wellness products, cosmetics products, consumer electronics products, stock tracking software, collectibles products, and electronic dictionary products, all of which are primarily sold through our TV direct sales platform, nationwide distribution network, or both. We periodically develop and introduce new and upgraded products and services under the same product brand to develop such brand into a product or service line. For a variety of reasons, including margin constraints, we do not actively market all of our featured product lines and services through our nationwide distribution network. We also sell other products including auto care, beauty and household products primarily through our catalogs, the Internet, outbound calls and cross-selling. We own the exclusive distribution rights in China to most of our current featured product lines and services.

Recent Featured Product Categories

We generally focus on marketing and selling four or five featured product lines at any one time through our TV direct sales platform and a limited number of products and services through our nationwide distribution network. In 2008, we featured products in the following categories and under the following proprietary and third-party brands:

•

Cell Phone Products featuring the Amoi, Gionee, K-touch, Lenovo, Nokia and Konka brand names and China Unicom’s CDMA services and CDMA cell phones from China Unicom’s partners accounted for 14.1%, 40.1% and 22.4% of our gross revenues in 2006, 2007 and 2008, respectively.

Since April 2006, we have entered into a number of joint sales arrangements and marketing services arrangements with a number of different cell phone manufacturers for the Amoi, Gionee, K-touch, Lenovo, Nokia and Konka branded cell phones. In September 2006, we entered into a marketing services arrangement with China Unicom to develop a multi-phase TV direct sales marketing plan to promote China Unicom’s CDMA services and CDMA cell phones and in November 2007, we entered into a joint services arrangement with Gionee to promote and market its cell phone products via our direct sales platform and under which Gionee shares part of our advertising costs for their featured cell phone products. The retail prices for the cell phone products that we market ranged from RMB588 to RMB4,960 per unit in 2007 and from RMB599 to RMB7,410 (or approximately $88 to $1,086) per unit in 2008.

•	Electronic Learning Devices featuring the Ozing brand name accounted for 31.7%, 19.1% and 18.7% of our gross revenues in 2006, 2007 and 2008, respectively.

Our primary Ozing branded product is a multi-functional handheld electronic device with a screen display that provides lessons for independent English learning. We began marketing and selling our first Ozing device, targeted at middle and high school students, in December 2003. The retail prices for our Ozing products ranged from RMB698 to RMB1,298 per unit in 2006, RMB798 to RMB1,499 per unit in 2007 and RMB599 to RMB1,499 (or approximately $88 to $220) per unit in 2008. In the fourth quarter of 2008, we lowered the selling prices of certain models of our Ozing branded products as part of our strategy to stimulate sales, which effectively increased the sales volume of our electronic learning devices.

•	Health and Wellness Products featuring the Babaka, Zehom and Youngleda brand names accounted for 23.6%, 9.8% and 14.3% of our gross revenues in 2006, 2007 and 2008, respectively.

We began marketing and selling our first Babaka branded posture correction product in December 2004 and our first Youngleda branded portable mechanized oxygen generating device in November 2000. We have introduced product upgrades and extensions relating to these original products and developed each brand into a propriety branded product line. Our health and wellness product lines are primarily targeted at elderly persons, working professionals and young consumers. The retail prices for these products ranged from approximately RMB288 to RMB2,080 per unit in 2006, RMB128 to RMB1,980 per unit in 2007 and RMB86 to RMB3,495 (or approximately $13 to $512) per unit in 2008.

•

Cosmetics Products featuring the Aoya, Cobor, Dr Cell and CMM brand names. We began marketing and selling our cosmetics products in the third quarter of 2007. Cosmetic products accounted for 9.4% of our gross revenues in 2008. The retail prices for our cosmetics products ranged from RMB48 to RMB1288 per unit in 2007 and RMB79 to RMB1,980 (or approximately $12 to $290) per unit in 2008.

•

Consumer Electronics Products featuring the Net E-cam, Aptek Net E-cam (both of which we stopped featuring in 2007) and Soloky brand names, accounting for 6.9%, 0.5% and 1.9% of our gross revenues in 2006, 2007 and 2008, respectively. The retail prices for our consumer electronics products ranged from RMB1,280 to RMB3,980 per unit in 2006, RMB860 to RMB1,980 per unit in 2007 and RMB899 to RMB2,280 (or approximately $132 to $334) per unit in 2008.

In 2005, we featured digital video products under the Net E-cam and Aptek E-cam brands. We began marketing and selling new consumer electronics products with more advanced applications under our

Soloky brand in August 2005 and stopped featuring the Net E-cam and Aptek Net E-cam brands in 2007. Our featured Soloky product is a digital video device that includes a digital camera and MP3 and MP4 capabilities and is a lower cost alternative to many of our competitors’ offerings with similar capabilities.

•

Stock Tracking Software featuring the Cao Pan Shou, or CPS brand name, which we introduced in 2006 and which accounted for 2.4%, 6.4% and 7.1% of our total gross revenues in 2006, 2007 and 2008, respectively, with a retail price of RMB3,380 (or approximately $495) per unit. In October 2008, we introduced an upgraded product, Level II, with a retail price of RMB4,800 (or approximately $704) per unit.

•

Collectibles Products featuring 2008 Olympics stamps and coins, animal stamp collections, world coin collections and other Olympic related collectibles, which we introduced in 2006 and which accounted for 4.0%, 7.3% and 6.4% of our total gross revenues in 2006, 2007 and 2008, respectively. The retail prices for our collectibles ranged from RMB350 to RMB58,000 (or approximately $51 to $8,501) per unit in 2008. There has been a significant decrease in demand for our collectibles products following the end of the 2008 Olympics.

•

Electronic Dictionary Products featuring the Meijin brand name, which we introduced in July 2007, accounted for 2.3% and 5.7% of our total gross revenues in 2007 and 2008, respectively. The retail prices for our electronic dictionary products ranged from RMB498 to RMB1,298 per unit in 2007 and RMB598 to RMB898 (or approximately $88 to $132) per unit in 2008.

•

GPS Products featuring the E-roda brand name, which we introduced in 2006, accounted for 5.0%, 2.6% and 6.8% of our total gross revenues in 2006, 2007 and 2008, respectively. The retail prices for our GPS products ranged from RMB1,578 to RMB2,378 (or approximately $231 to $349) per unit in 2008.

Our five best-selling products and product lines in 2006, 2007 and 2008 are set forth below:

Product	Brand	Revenues	2006 percentage	Rank	Revenues	2007 percentage	Rank	Revenues	2008 percentage	Rank
		(in thousands, except percentages and ranks)

Cell phone	Amoi, Gionee, K-touch, Lenovo, Nokia & Konka	$26,050	13.2%	2	$105,563	40.1%	1	$56,262	22.4%	1
Electronic learning device	Ozing	62,464	31.7%	1	50,151	19.1%	2	46,939	18.7%	2
Posture correction product	Babaka	15,723	8.0%	4	16,175	6.1%	5	28,598	11.4%	3
Neck massager*	Zehom	24,354	12.3%	3	—	—	—
Cosmetic products	Aoya, Cobor, Dr Cell and CMM brand names	—	—	—	—	—	—	23,726	9.4%	4
Consumer electronics	Soloky, Aptek Net E-cam & Net E-cam	13,642	6.9%	5	—	—	—	—	—	—
Stock tracking software	CPS	—	—	—	16,819	6.4%	4	17,953	7.1%	5
Collectibles		—	—	—	19,332	7.3%	3
Total top five		$142,233	72.1%		$208,040	79.1%		$173,478	69.1%
Other products and marketing services revenues		$54,978	27.9%		$55,105	20.9%		$77,682	30.9%
Total gross revenues		$197,211	100%		$263,145	100%		$251,160	100%
Total sales tax		$(713)			$(1,048)			$(508)
Total revenues, net		$196,498			$262,097			$250,652

*	The figure contains revenue generated from sales of our sleeping aid products in 2006.

New Products and Services

We seek to identify new products and services that offer sufficient profit opportunities and address consumers’ changing needs. Since 2000, we have successfully introduced 20 branded product lines, including 12 proprietary branded product lines and eight third-party branded product lines, many of which began as a single product and became one of our five best-selling products in later periods. In 2008, we introduced 16 new products for full-scale sales and marketing. In the future, we will continue to seek to diversify our product and service offerings and our customer base, encourage repeat purchases by our existing customers, and create recurring revenue opportunities. For example, in early 2008, we launched a complete cosmetics product line under the Cobor brand, which turned out to be a very successful product. We also plan to introduce new products and services that we believe will offer longer product lifecycles and enjoy broad consumer appeal.

Product Development

We employ a rigorous and systematic approach to identifying and developing products. Our product development process comprises product identification, pre-testing preparation and test-marketing evaluation. We generally test the market potential and customer appeal of our products and services by broadcasting our TV direct sales programs on specific channels for a designated period of time. During the test marketing period, we closely evaluate customer feedback and sales of the relevant product and service through our call centers. Products that meet certain pre-defined standards are launched on a national scale. Products and services that do not meet our pre-defined standards may undergo a change in marketing strategy and be retested, or may be removed from our product portfolio.

In 2008, we test-marketed over 120 new or upgraded products over our TV direct sales platform, of which 16 progressed from the test marketing stage to full-scale sales and marketing. We employ a similar testing process when determining which products to move from our TV direct sales platform to our nationwide distribution platform. We typically test-distribute our featured products in one distributor’s territory for period of a few weeks before introducing these products into our nationwide distribution network for full-scale distribution.

Product Identification

We typically seek to identify consumer products that we believe offer good value and quality, are not widely available, and can generate sufficient profit potential. Our success in developing leading product brands and our ability to enable China’s small and medium-sized suppliers and manufacturers to cost-effectively sell products throughout China have provided us with access to a large pool of potential products from these suppliers and manufacturers. Historically, many of our best-selling products were products that had initially been marketed and sold in China by small and medium-sized suppliers and manufacturers on a more limited basis. We have also recently leveraged our success in developing leading brands to engage in marketing services arrangements with large companies such as China Unicom whereby we promote their branded products and services through our TV direct sales platform and in joint service arrangements by which we receive, in addition to TV direct sales revenues for TV direct sales of third-party branded products and services, additional consideration for sales support provided by our TV direct sales platform based on the number of units sold by the third party through its own distribution network. We also monitor consumer product and service infomercials broadcast outside China and participate in trade shows to identify new products and services.

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

Call Center Operations

Our direct sales businesses and media purchase activities are supported by our call centers located in Beijing and Shanghai. Our call centers process telephone orders generated by our direct sales programs and gather real- time data to help us analyze the effectiveness of our advertising spending and adjust our offerings. Each of our call centers also places outbound calls to selected customers to market our products and services. As of December 31, 2008, we had 804 dedicated sales representatives. In 2006, 2007 and 2008, our call centers processed an average of approximately 12,400, 18,800 and 20,000 incoming calls per day, respectively, for products and services marketed through our multiple sales platforms. To effectively convert in-bound calls to customer orders, our sales representatives follow a prepared script that covers frequently asked questions to guide the sales call. Our call center supervisors closely monitor calls received and revise and update the scripts based on their assessment of the script’s effectiveness during the customer calls and in response to customer feedback. Our sales representatives are also trained to promote, cross-sell or upsell complementary and/or additional products and services.

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

Our call centers also collect real-time data to help us to continually analyze the effectiveness of our advertising spending and product and service offerings. We regularly track and analyze real-time data generated through our call center operations to ensure the cost-effectiveness of our media purchases. We use call center- generated real time data to adjust our TV sales program product and service mix, broadcast time slots and channels to maximize the profitability of our TV direct sales operations.

During the fourth quarter of 2008, we entered into an agreement with the Management Committee of the Wuxi Xishan economic development zone to establish a new call center for our outbound call operations in Wuxi. The new call center is approximately 500 square meters and commenced operation on March 8, 2009.

Order Fulfillment

The majority of products sold by us through our direct sales platforms, including TV direct sales, catalog and Internet direct sales, are delivered to our customers throughout China by EMS, the largest national express mail service operated by the China Post Office, and local delivery companies. We generally guarantee our products will be delivered to our customers within seven days of the date of receiving the order. In 2006, 2007 and 2008, of the total attempted product deliveries by EMS and local delivery companies on a cash-on-delivery, or COD, basis, approximately 77%, 75% and 75% were successful, respectively. Reasons for delivery failure primarily include customers’ refusal to accept a product upon delivery, which tend to occur more frequently with products that have higher average selling prices, or failure to successfully locate the delivery address. We are responsible for delivery and handling fees regardless of whether the delivery is successful. We have found that, in general, the shorter the delivery time, the lower the likelihood that the customer will refuse to accept the product upon delivery. As a result, local delivery companies enjoy a slightly higher delivery success rate than EMS due to a faster delivery time. EMS and local delivery companies are responsible for returning to us any undelivered products. It generally takes EMS two to three weeks, and local delivery companies seven days, to return the undelivered products to us.

In 2006, 2007 and 2008, approximately 98.7%, 99.5% and 93.1% of our direct sales were settled on a COD basis by our customers. Alternative payment methods include postal wire payments and payment by credit card. For customers settling through COD, either EMS or the local delivery company is responsible for collecting and wiring to us these cash amounts on a periodic basis once collected. EMS and local delivery companies generally charge us delivery fees based upon weight of the products and distance of delivery. Additionally, EMS charges a processing fee based upon the sales price. Three of our local delivery companies charge a lower processing fee based upon the sales price, while the other companies do not charge us such fee. It typically takes on average over 50 days for us to receive payments from EMS compared to an average of seven days from local delivery companies. Of our total accounts receivable balance as of December 31, 2006, 2007 and 2008, $7.8 million, or 66.3%, $8.3 million, or 35.8%, and $9.0 million, or 32.5%, respectively, was due from EMS.

In 2006, 2007 and 2008, approximately 62.9%, 76.1% and 59.3% of our direct sales gross revenues resulted from products delivered by EMS, respectively, and approximately 34.1%, 19.1%, and 29.8% of our direct sales gross revenues resulted from products delivered by local delivery companies, respectively.

We recently expanded our payment options to include payments through credit cards on a zero interest and zero fee installment payment basis. As of March 31, 2009, we have established relationships with 13 established domestic banks through which we directly market products through specialized catalogs to credit card holders of these banks.

Customer Service, Product Warranties and Return Policies

We believe emphasizing customer service will enhance our products and service brand image, facilitate cross-selling opportunities and generate customer loyalty and repeat purchasing behavior. Our customer service centers within our Beijing and Shanghai call centers are currently staffed with approximately 120 customer service representatives working ten hours a day to provide quality customer services to our customers. In addition, most of our distributors generally provide their own customer services in their respective territories.

Our customer service representatives are primarily responsible for answering our customers’ product and service-related inquiries, providing product and service information and handling product returns and customer complaints. To ensure superior customer service, we place significant emphasis on personnel selection and training. Our customer service representatives undergo product-specific and service-specific training to allow them to answer product-related and service-related questions, proactively educate potential customers about the benefits of our products and services and promptly resolve customer problems. We also provide customer service training to some of our distributors for products and services sold through our nationwide distribution network.

Under our policies, our direct sales customers generally may return products from us within seven days after delivery if there is a quality defect or if a product fails to meet its specifications. In most cases, product exchanges are allowed within a month of delivery. Our warranties generally provide for repair of product defects within one year at no cost to the customers. Product returns from our multiple sales platforms were insignificant in 2006, 2007 and 2008. To the extent that the manufacturer of the defective product is a third party, the manufacturer is obligated to either repair the defective product or reimburse us for any related expenses. Our distributors are allowed to exchange any defective products they receive from us. The number of products exchanged by our distributors due to defects was insignificant in 2006, 2007 and 2008.

Supply and Inventory

Supply

We manufacture a significant portion of the proprietary products we currently offer in terms of net revenues. The remaining products, including third-party products promoted by us pursuant to joint sales arrangements, are primarily sourced through third-party suppliers. Our manufacturing operations involve mainly last-mile assembly processes and generally only require us to deploy a limited amount of capital. Most of the components we use in our products are readily available in the market.

We began our manufacturing operations in 2000 with the production of our oxygen generating devices. Beginning in 2005, we expanded our manufacturing operations to manufacture substantially all of our electronic learning devices and posture correction product lines. After the completion of our acquisition of Yiyang Yukang, we further expanded our manufacturing operations to manufacture Yiyang Yukang’s cell phone products. We purchase consumer electronics products and neck massager products from third-party manufacturers under exclusive supply or distribution arrangements. For some of our products, we provide designs or technical requirements to our third-party suppliers.

We believe that if we decide to discontinue our manufacturing operations for any of our products for any reason, we would be able to subcontract the manufacturing of these products on commercially reasonable terms within a reasonable period of time. Five of our 17 PRC operating subsidiaries engaged in manufacturing operations enjoy the preferential tax benefits afforded to foreign-invested manufacturing enterprises. Accordingly, these entities are entitled to a two-year exemption from enterprise income tax beginning from the year when they first generate profits and a 50% enterprise income tax reduction for the following three years. Three of these five PRC operating subsidiaries became profitable beginning in 2005. However, entities not generating profits before 2008 are required to commence the tax holiday term beginning January 1, 2008 under the New EIT Law. See Item 3.D, “Key Information—Risk Factors—Risks Relating to China—The discontinuation of any of the preferential tax treatments and government subsidies available to us in the PRC could materially and adversely affect our results of operations and financial condition”.

Inventory Control

We closely monitor our inventory and sales levels at all of our sales and marketing platforms. In general, before or during our test-marketing stage, we do not acquire any sizable inventory position in a product. Except for our electronic learning device and electronic dictionary products, for which we maintained an average of two weeks of inventory in 2008, we generally maintain one week of inventory for finished products. Our product and media departments adjust our inventory levels based on the weekly sales forecasts they jointly develop. When a product is no longer sold through our TV direct sales programs and/or our nationwide distribution network, our inventory of that product is generally limited.

For our electronic learning device and electronic dictionary products, our product and media departments prepare a monthly production plan based on monthly sales forecasts and we procure the required raw material based on the production plan. Our monthly procurement plan is subject to bi-weekly adjustment to give us flexibility to cancel a portion of our orders if sales do not meet expectations.

Majority-Owned Subsidiaries

To acquire managerial expertise and additional complementary distribution network infrastructure or secure exclusive product distribution rights, we have formed certain majority-owned subsidiaries. We currently have seven majority-owned subsidiaries, which are primarily engaged in developing and/or selling our stock tracking software program, electronic dictionaries, and engine lubricant products. We may form other majority-owned subsidiaries in the future.

In these arrangements, we typically receive at least majority control of the related joint venture and exclusive distribution rights to distribute a product through the subsidiary in exchange for our agreement to market and sell the product through our multiple sales platforms, a minority equity stake and cash consideration. These majority-owned subsidiaries typically involve limited capital investment. To date, our most successful venture has been our electronic learning device-related subsidiary in which we acquired rights to the electronic learning devices and the services of Guoying Du, one of our current executive officers, and his management team. We entered into this arrangement in December 2003 and in July 2005, we acquired the remaining 49% of this company. Following this transaction, we promoted Guoying Du to head our nationwide distribution network. For a description of the acquisition, see Item 7.B, “Major Shareholders and Related Party Transactions—Related Party Transactions”.

Acquisition of Yiyang Yukang

On December 24, 2008, we completed our acquisition of 100% of the equity interests of Yiyang Yukang, a cell phone producer and distributor in China and former third-party supplier of our cell phone products, by acquiring its offshore holding company. Pursuant to the definitive agreement entered into on December 18, 2008, we acquired Yiyang Yukang for an initial consideration of $6.7 million in cash and 2,564,103 of our ordinary shares at a fair value of $3.2 million in aggregate, based on the average market price of our ordinary shares over a specified period before and after the date of agreement. In addition, we structured a performance based payment with respect to the consideration for the acquisition as described below. Our total expenses related to the acquisition were $0.7 million.

Yiyang Yukang produces, processes and markets communication equipment, targeting mid-to-high end business users in China. Approximately 20% of our cell phone products were sourced from Yiyang Yukang in 2008. We acquired Yiyang Yukang with an aim to build and develop our own cell phone brands, as well as to take advantage of Yiyang Yukang’s extensive nationwide distribution network to facilitate sales of our featured cell phone products. We believe the acquisition will provide us a strong pipeline of mid-to-high end, differentiated and branded cell phone products, as well as strengthen our distribution capability in China. However, we have limited experience in managing and operating a cell phone manufacturer and, therefore, we maintain only low level supervision over the daily operation of Yiyang Yukang. We will rely heavily upon Yiyang Yukang’s core management in operating the company. We structured a performance based payment with respect to the consideration for the acquisition pursuant to which we will be obligated to pay up to three earn-out payments equal to a maximum aggregate amount of $37.1 million in a combination of cash and ordinary shares, contingent on Yiyang Yukang meeting certain earnings targets in 2008, 2009 and 2010 for each earn-out payment.

Competition

Because of our integrated vertical business model, we face competition from the following companies operating in our value chain:

•	other TV direct sales companies operating in China with generally similar business models to ours, including Moneng TV, Pacific Media and China SevenStar;

•

TV home shopping companies that operate across China or in large parts of China such as CCTV Home Shopping and Hunan TV Happigo, and companies that operate on multiple channels in multiple provinces, such as Oriental CJ Home Shopping, U-you Home Shopping and TVSN;

•

domestic and international sellers of consumer branded products that sell their products in China and which compete with our products, such as our Ozing electronic learning devices which compete with electronic learning devices under the BBK, e100, Noah and other brands, and our cell phone products which compete with similar products sold by local and international cell phone manufacturers;

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

We also compete with companies that make imitations of our products at substantially lower prices, such as our Babaka branded posture correction products, which are often sold in department stores, pharmacies and general merchandise stores. See Item 3.D, “Key Information—Risk Factors—Risks Relating to Our Business—We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our product brand, reputation and competitive position. In addition, we may have to enforce our intellectual property rights through litigation. Such litigation may result in substantial costs and diversion of resources and management attention.”

We believe we compete primarily on the basis of the effectiveness of our sales and distribution channels in reaching customers and generating customer appeal for our products and services. We believe we also compete primarily on the basis of the ability to secure significant TV and other media access on a nationwide basis and to effectively manage the TV advertising time and other media resources, such as newspaper and radio advertising that we secure. In particular, we believe our TV media access and management experience helps us to be one of the largest TV direct sales operators in China in terms of revenues, and to maximize the effectiveness of our TV direct sales programs, reduce our risk of product or service failure and minimize associated costs. In addition, we believe we also compete primarily on the basis of our ability to identify and develop product and service brands, which helps to attract new product proposals from independent third parties and product suppliers who otherwise often lack the marketing or distribution capabilities and/or resources required to effectively market and sell their products or develop their own product brands. We also compete on the basis of product quality, price, and quality of our customer service, retail outlet coverage of our nationwide distribution network and speed of delivery. We believe we compete favorably on the basis of each of these factors. However, many of our current or future competitors may have longer operating histories, better brand recognition, greater levels of consumer trust, stronger media management capabilities, better media and supplier relationships, a larger technical staff and sales force and/or greater financial, technical or marketing resources than we do.

Upon completion of our acquisition of Yiyang Yukang in December 2008, Yiyang Yukang became one of our subsidiaries. As a cell phone producer targeting mid-to-high end business users in China, we believe that Yiyang Yukang competes primarily with a small number of domestic cell phone producers in China, such as Lenovo and TCL, on the basis of the ability to achieve effective cost control.

Seasonality

Certain of our products are subject to seasonality, such as our electronic learning devices and posture correction product lines and to a lesser extent, our electronic dictionary products. Sales for these products are typically higher around our first and third fiscal quarters which correspond to the end and beginning of school semesters in China, respectively. In addition, following our acquisition of Yiyang Yukang, we expect to sell our cell phone products through our distribution network in addition to our direct sales platforms, which may benefit from longer public holidays, such as the Chinese New Year or the National Day holidays. Other than seasonality related to these and certain of our other products, our business generally has not been seasonal.

Intellectual Property

We rely on a combination of copyright, trademark, patent, unfair competition laws, as well as nondisclosure agreements and other methods to protect our intellectual property rights. We maintain approximately 117 trademark registrations and are in the process of applying for registrations or transfer for approximately 121 trademarks in China. We own five invention, utilities and packaging design patents in China pertaining to our sleeping aid products, neck protected pillow, body relaxing chairs, posture correction products and engine lubricant products.

The legal regime in China for the protection of intellectual property rights is still at a relatively early stage of development. Despite many laws and regulations promulgated and other efforts made by China over the years to enhance its regulation and protection of intellectual property rights, private parties may not enjoy intellectual property rights in China to the same extent as they would in many western countries, including the United States, and enforcement of such laws and regulations in China have not achieved the levels reached in those countries. Therefore, it is difficult and expensive to police and enforce against infringement of intellectual property rights in China. Imitation or counterfeiting of our products or other infringement of our intellectual property rights, including our trademarks, could diminish the value of our various brands or otherwise adversely affect our net revenues. See Item 3.D, “Key Information—Risk Factors—Risks Relating to Our Business—We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our product brand, reputation and competitive position. In addition, we may have to enforce our intellectual property rights through litigation. Such litigation may result in substantial costs and diversion of resources and management attention.”

We have in the past been, currently are, and in the future may again be, the subject of claims for infringement, invalidity, or indemnification relating to other parties’ proprietary rights. For example, in June and December 2007, NavInfo Co., Ltd., or NavInfo, filed three suits in the People’s Court of Haidian District against Shanghai HJX Digital Technology Co., Ltd., or Shanghai HJX, Beijing Acorn Trade Co., Ltd. and Shanghai Acorn Network Technology Development Co., Ltd., all of which are our subsidiaries or our affiliates, and Shenzhen Careland Information System Co., Ltd., or Careland, alleging that the digital maps incorporated in our GPS products and provided by Careland infringed on NavInfo’s copyrighted digital map. The court ruled in favor of NavInfo in the suits and awarded NavInfo total compensation of RMB1,000,000 (approximately $147,000). Careland has indemnified us for the loss we suffer in connection with the suits.

In October 2007, Beijing Ren’ai Education Research Institute, or Beijing Ren’ai, filed a suit in Henan Puyang Intermediate People’s Court against Shanghai HJX and Henan Puyang Hualong Commercial Building Co., Ltd., or Hualong Building, alleging that the English programs we provide to the users of our electronic learning devices infringe upon the copyright of Beijing Ren’ai. Beijing Ren’ai claimed damages of RMB500,000 (approximately $73,000). This legal proceeding is still pending and we are vigorously contesting Beijing Ren’ai’s claim.

In November 2007, Beijing Ren’ai filed a suit in Anhui Hefei Intermediate People’s Court against Shanghai HJX, Hefei Huitong Science and Trade Co., Ltd. and Hefei Xinhua Bookstore Co., Ltd. making a similar allegation and claiming RMB500,000 (approximately $73,000) in compensation. On May 4, 2008, the Anhui Hefei Intermediate People’s Court ruled that Shanghai HJX and Hefei Huitong Science and Trade Co., Ltd. should cease infringement of the copyright of Beijing Ren’ai and ordered Shanghai HJX to pay RMB50,000 (approximately $7,000) in damages. We have made the damages payment as of December 31, 2008.

In August 2008, Beijing Ren’ai filed a suit in the People’s Court of Beijing Haidian District against Shanghai HJX, Beijing Sancai Digital Technology Co., Ltd., or Beijing Sancai, and Beijing Zhidahengtong Technology Development Co., Ltd., or Beijing Zhidahengtong, alleging that the English programs we provide to the users of our electronic learning devices infringe upon the copyright of Beijing Ren’ai. Beijing Ren’ai claimed damages of RMB2,000,000 (approximately $293,000). The court ruled in favor of Ren’ai in the suits and awarded Ren’ai total compensation of RMB500,000 (approximately $73,000). The defendants have appealed the court’s decisions and the appeals are currently pending.

We believe that the above legal proceedings will not have a material adverse effect on our financial conditions. See Item 3.D, “Key Information—Risk Factors—We have in the past been, currently are, and in the future may again be, subject to intellectual property rights infringement claims and other litigations by third parties, which could be time-consuming and costly to defend or litigate, divert our attention and resources, or require us to enter into licensing agreements. These licenses may not be available on commercially reasonable terms, or at all.”

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

Our major system modules and functions, which facilitate various aspects of our business, include the following:

•

call center business management system, which facilitates automatic incoming call connection to available sales representatives or customer service representatives, data collection and organization of information received through call center representatives’ caller interactions, processing of after- sales service issues and monitoring of call center representatives for training and quality assurance purposes;

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

Chinese Government Regulations

The PRC government extensively regulates the industries in which we operate our business. We operate our direct sales and advertising businesses in China under a legal regime consisting of the State Council, which is the highest authority of the executive branch of the PRC central government, and several ministries and agencies under its authority including, among others, the State Administration for Industry and Commerce, or SAIC, the Ministry of Commerce, or MOFCOM, the State Administration for Radio, Film and Television, or SARFT, the State Administration for Food and Drug, or SAFD and the Ministry of Industry and Information Technology, or MIIT.

In the opinion of our PRC legal counsel, Commerce & Finance, except as disclosed in Item 3.D, “Key Information—Risk Factors—Risks Related to the Regulation of Our Business—If the PRC government takes the view that we did not obtain the necessary approval for our acquisition of Shanghai Advertising, we could be subject to penalties”, and as disclosed in Item 3.D, “Key Information—Risk Factors—Risks Related to the Regulation of Our Business—If the PRC government takes the view that our acquisition of Shanghai Advertising does not comply with PRC governmental restrictions on foreign investment in advertising, we could be subject to severe penalties”, (1) the ownership structures of our directly owned PRC subsidiaries comply with existing PRC laws and regulations; and (2) the ownership structure of our affiliated entities and our contractual arrangements with our affiliated entities and their shareholders are valid, binding and enforceable, and do not and will not result in a violation of existing PRC laws and regulations.

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

Regulatory Requirements for Foreign Participation

Direct Sales and Wholesale Distribution Businesses

Foreign investments in direct sales and wholesale businesses are both principally governed by the Administrative Measures on Foreign Investment in Commercial Sector promulgated by the Ministry of Commerce, or the Commercial Sector Measures, on April 16, 2004. The Commercial Sector Measures lowered the previous thresholds for foreign investors to enter the commercial sector in China and completely removed the previous restrictions on the location of and maximum foreign shareholding percentage in foreign-invested commercial enterprises as of December 11, 2004. Under the Commercial Sector Measures, the establishment of a foreign-invested direct sales (including direct sales via TV, telephones, mail and Internet) or wholesale distribution enterprise must obtain approval from MOFCOM or its authorized local counterparts. On Sept. 12, 2008, MOFCOM authorized its Provincial counterparts to approve the establishment or modification of a foreign-invested commercial enterprise except the one engaged in direct sale via TV, phones, mail, internet, vender and other non-store methods or distribution of audio-visual products, books, newspapers and magazines which still should be approved by MOFCOM.

Under the PRC Law on Sino-foreign Equity Joint Venture Enterprises (revised in 2001), the PRC Law on Sino-foreign Cooperative Joint Venture Enterprises (revised in 2000), and the PRC Law on Wholly Foreign- owned Enterprises (revised in 2000), a foreign-invested enterprise is allowed to sell its self-produced products. Our distribution of our proprietary branded products is primarily conducted by our indirect subsidiaries which manufacture these proprietary branded products and sell such products as their self-produced products. Under the PRC laws, sellers of special products, such as medicine, medical devices and health protection products, are required to review the necessary manufacturing permits provided by the manufacturers.

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

Direct investment by foreign investors in the advertising industry in China is further subject to the Administrative Regulation on Foreign-Invested Advertising Enterprises jointly promulgated by MOFCOM and SAIC on March 2, 2004 and further revised on Oct. 1, 2008. Under this advertising regulation, foreign investors are required to have had at least three years experience in directly operating an advertising business outside of China before they may receive approval to own 100% of an advertising business in China. Foreign investors that do not have three years experience are permitted to invest in advertising businesses, provided that such foreign investors have at least two years of direct operations in the advertising business outside of China and that such foreign investors may not own 100% of advertising businesses in China. Furthermore, all foreign invested advertising companies must obtain approval from SAIC or MOFCOM or their local counterparts.

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

Our Direct Sales Operations

Due to the complicated and lengthy approval process and MOFCOM’s uncertain position towards approving investment in direct sale business by foreign investors under the Commercial Sector Measures, our direct sales business is currently conducted by our consolidated affiliated enterprises owned by Don Dongjie Yang and David Chenghong He—Shanghai Network and Beijing Acorn. As domestic companies, these companies are not subject to the Commercial Sector Measures, but they are controlled by us through a set of contractual arrangements. See Item 4.C, “Information on the Company—Organizational Structure”. In the opinion of our PRC legal counsel, Commerce & Finance:

•	The ownership structures of Acorn Information, Shanghai Network and Beijing Acorn are in compliance with existing PRC laws and regulations; and

•

Our contractual arrangements among Acorn Information, Shanghai Network and Beijing Acorn and their shareholders are valid, binding and enforceable, and do not and will not result in a violation of existing PRC laws and regulations.

We have been advised by our PRC legal counsel, Commerce & Finance, however, that there are uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, there can be no assurance that the PRC regulatory authorities, in particular SAIC and MOFCOM, which regulate foreign investment in direct sales companies, will not in the future take a view that is contrary to the above opinions of our PRC legal counsel. If the current agreements that establish the structure for conducting our PRC direct sales business were found to be in violation of existing or future PRC laws or regulations, we may be required to restructure our ownership structure and operations in China to comply with PRC laws and regulations, or we could be subject to severe penalties. See Item 3.D, “Key Information—Risk Factors—Risks Related to the Regulation of Our Business—If the PRC government takes the view that the agreements that establish the structure for operating our TV and direct sales business in China do not comply with PRC governmental restrictions on foreign investment in these areas, we could be subject to severe penalties”.

Our Advertising Operations

On September 24, 2007, we acquired 100% of the legal ownership of Shanghai Advertising, which had been one of our affiliated entities, through Shanghai Acorn Enterprise Management Consulting Co., Ltd., or Acorn

Consulting. At the time of our acquisition, the advertising industry was still a restricted industry for foreign investment under the Guideline Catalogue of Foreign Investment Industries (2004 Revision), and required the approval of Shanghai Foreign Investment Commission, or SFIC, MOFCOM’s local counterpart in Shanghai. However, we completed the registration of such acquisition with Pudong Administration of Industry and Commerce in Shanghai on September 24, 2007 without SFIC’s approval based on SFIC’s advice that this acquisition was a purely domestic acquisition without any foreign related issues. Our PRC legal counsel, Commerce & Finance, has advised us that it is unlikely that we would be required by the PRC regulatory authorities, in particular SAIC and MOFCOM, both as regulators of foreign investment, to seek such approval to make up for our deficiency or any penalties would be imposed upon us for failure to obtain such approval. However, we cannot assure you that SAIC or MOFCOM will not take a different view from ours. See Item 3.D, “Key Information—Risk Factors—Risks Related to the Regulation of Our Business—If the PRC government takes the view that we did not obtain the necessary approval for our acquisition of Shanghai Advertising, we could be subject to penalties.”

We have been further advised by Commerce & Finance that, according to an anonymous consultation with SFIC, because our acquisition of Shanghai Advertising was completed through Acorn Consulting, a domestic subsidiary of foreign invested enterprises, the acquisition was not subject to the requirement that foreign investors have the requisite years of operating experience in an advertising business outside of China. Similarly, Pudong Administration of Industry and Commerce in Shanghai did not require us to show that Acorn Consulting had the requisite years of operating experience either before or after it accepted the registration of the acquisition and issued a new business license to Shanghai Advertising on September 24, 2007. However, we cannot assure you that the PRC government will not take a different view from ours. If the PRC government determines that we did not obtain the requisite approval or that this acquisition violated the requirements on foreign investment or re-investment in advertising businesses in China, we may be subject to severe penalties including, among others, the revocation of the business licenses of our related subsidiaries, discontinuation of our advertising operations, the imposition of conditions with which we or our PRC subsidiaries may be unable to comply, and the restructuring of Shanghai Advertising. The imposition of any of these penalties could result in a material adverse effect on our ability to conduct our business. See Item 3.D, “Key Information—Risk Factors—Risks Related to the Regulation of Our Business—If the PRC government takes the view that our acquisition of Shanghai Advertising does not comply with PRC governmental restrictions on foreign investment in advertising, we could be subject to severe penalties.”

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

Our oxygen generating device manufacturing and distribution subsidiary, Beijing Youngleda, holds a valid Medical Device Manufacturing Enterprise License, which expires on July 13, 2010. A Medical Device Registration Certificate has also been issued for our Youngleda oxygen generating devices with a valid term of four years from February 15, 2006. Another of our subsidiaries, Acorn International Electronic (Shanghai) Co., Ltd. holds a valid Medical Device Manufacturing Enterprise License that expires on August 2, 2010 and a Medial Device Registration Certificate for sleeping aid products with a valid term of four years from December 27, 2005. In addition, Shanghai HJX holds a Medical Device Operation Enterprise license which expires on January 3, 2010. Separately, our two direct sale affiliated entities, Shanghai Network and Beijing Acorn, hold valid Medial Device Operation Enterprise Licenses, which expire on January 3, 2010 and July 3, 2010, respectively. On November 24, 2006, Zhuhai Acorn Electronic Technology Co., Ltd. obtained a Medical Device Manufacturing Enterprise License expiring on November 24, 2011.

Regulation of Internet Content Providers

We currently operate www.chinadrtv.com through which our customers can familiarize themselves with our products. We are required to comply with the Administrative Measures on Internet Content Services issued by the State Council on September 25, 2000 and the Administrative Measures on Internet Pharmaceuticals Information Services issued by SAFD on July 8, 2005 in our operation of the website.

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

We currently hold a Trans-regional Value-added Telecommunications Business Permit for Internet Information Service issued by MIIT, which expires on November 25, 2010 and an Internet Pharmaceuticals Information Service Qualification Certificate, which expires on May 9, 2011.

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

Advertising Content

PRC advertising laws and regulations set forth certain content requirements for advertisements in China, which include prohibition on, among other things, misleading content, superlative wording, socially destabilizing content, or content involving obscenities, superstition, violence, discrimination, or infringement of the public interest. Advertising for medical devices, health and wellness and other special products are subject to stricter regulation which prohibits any unscientific assertions or assurances in terms of effectiveness or usage, comparison with other similar products in terms of effectiveness or safety, and reference to medical research institutes, academic institutions, medical organizations, experts, doctors, or patients regarding the effectiveness or safety of the products advertised. In addition, all advertising relating to medical devices, health and wellness agrochemicals, as well as other advertisements that are subject to censorship by administrative authorities pursuant to relevant laws and regulations, must be submitted to the relevant administrative authorities for content review and approval prior to dissemination. Furthermore, SARFT and SAIC have recently issued a circular temporarily prohibiting, after August 1, 2006, the advertising of pharmaceutical products, diet and slimming products, medical devices, breast enhancement products and height increasing products in the form of TV- and radio-based direct sales programs pending adoption of new government rules. See Item 3.D, “Key Information—Risk Factors—Risks Related to the Regulation of Our Business—Governmental actions to regulate TV- and radio-based direct sales programs of medical devices and diet and slimming products will adversely impact sales of our branded neck massager product line and some of our other products and may adversely impact our future overall operating results”.

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

We have employed advertising industry professionals who will examine the content of our advertising and who will apply for the necessary approvals and permits for advertising certain special consumer products. In addition, our advertising channels, such as TV stations, newspapers, and radio stations, employ advertising inspectors who are trained to review advertising content for compliance with relevant laws and regulations. However, we cannot assure you that all of our advertising is in compliance with relevant PRC laws and regulations, nor can we assure you that the advertising our distributors place on local media networks complies with relevant PRC laws and regulations. In the past, we have been fined for certain advertising that is considered misleading or false by authorities. In some cases, we were required to accept product returns. Moreover, the SAFD issued a circular on October 31, 2005 announcing that advertising placed in several local newspapers by us and one of our distributors for our sleeping aid products and oxygen generating devices violated the relevant laws by including unapproved content. These violations for the sleeping aid products advertising were considered by SAFD to be a serious violation. The local SAFDs have ordered such advertising to be discontinued for use. As of January 1, 2008, any violation of advertising regulations relating to our sleeping aid product and oxygen generating devices by us or our distributors may result in SAFD issuing a rating to us or our distributors of dishonor credit or material dishonor credit. See Item 3.D, “Key Information—Risk Factors—Risks Related to the Regulation of Our Business—We and our distributors are subject to various laws regulating our advertising, including the content of our TV direct sales programs, and any violation of these laws by us or our distributors could result in fines and penalties, harm our product or service brands and result in reduced net revenues”.

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

•

an amendment to the registration with the local SAFE branch is required to be filed by any PRC resident that directly or indirectly holds interests in that offshore company upon either (1) the injection of equity interests or assets of an onshore enterprise to the offshore company, or (2) the completion of any overseas fund raising by such offshore company; and

•

an amendment to the registration with the local SAFE branch is also required to be filed by such PRC resident when there is any material change involving a change in the capital of the offshore company, such as (1) an increase or decrease in its capital, (2) a transfer or swap of shares, (3) a merger or division, (4) a long-term equity or debt investment, or (5) the creation of any security interests over the relevant assets located in China.

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

As a result of the uncertainties relating to the interpretation and implementation of Notice 75 and Notice 106, we cannot predict how these regulations will affect our business operations or strategies. For example, our present or future PRC subsidiaries’ ability to conduct foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, may be subject to compliance with such SAFE registration requirements by relevant PRC residents, over whom we have no control. In addition, we cannot assure you that any such PRC residents will be able to complete the necessary approval and registration procedures required by the SAFE regulations. We require all shareholders in Acorn International who are PRC residents to comply with any SAFE registration requirements and we understand that the relevant shareholders have registered their offshore investment in us with Shanghai SAFE, but we have no control over either our shareholders or the outcome of such registration procedures. Such uncertainties may restrict our ability to implement our acquisition strategy and adversely affect our business and prospects. See Item 3.D, “Key Information—Risk Factors—Risks Relating to China—Regulations relating to offshore investment activities by PRC residents may increase the administrative burden we face and create regulatory uncertainties that could restrict our overseas and cross- border investment activity, and a failure by our shareholders who are PRC residents to make any required applications and filings pursuant to such regulations may prevent us from being able to distribute profits and could expose our PRC resident shareholders to liability under PRC law”.

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

C. Organizational Structure

We commenced operations in 1998 through Beijing Acorn, and in 2000, we established and commenced business operations for two other operating companies, Shanghai Acorn Network Co., Ltd., or Shanghai Acorn, and Shanghai Acorn Trade and Development Co., Ltd., or Shanghai Trade.

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

In connection with our initial public offering, we incorporated Acorn International, Inc. in the Cayman Islands on December 20, 2005 as our listing vehicle. Acorn International Inc. became our ultimate holding company when it issued shares to the existing shareholders of China DRTV on March 31, 2006 in exchange for all of the shares that these shareholders held in China DRTV. In September 2007, we entered into a share purchase agreement to acquire MK AND T Communications Limited. The acquisition was completed in November 2008. In October 2007, we formed two Hong Kong subsidiaries wholly-owned by China DRTV, Bright Rainbow Investments Limited and Emoney Investments Limited. On December 13, 2007, we formed

Acorn Trade (Shanghai) Co., Ltd., a PRC subsidiary wholly-owned by China DRTV, through which we conduct our wholesale distribution business. Prior to this, our wholesale distribution business was conducted through our two affiliated entities, Shanghai Network and Beijing Acorn. In April, 2008, we transferred 100% of the ownership interest in Shanghai HJX to Bright Rainbow Investments Limited. In July 2008, we established Shanghai Chuangying Xianke Information Technology Co., Ltd. and Guangzhou Yiteng Information Technology Co., Ltd., respectively, under Shenghai Yimeng to further expand our distribution network. In August 2008, we acquired Shanghai Yitong Investment Consulting Co., Ltd., which holds a securities investment consulting license issued by CSRC, through Shanghai Yimeng. In December 2008, we acquired 100% of the equity interests of Yiyang Yukang, a cell phone producer and distributor in China and former third-party supplier of our cell phone products, which is now a subsidiary of the Company. Please refer to Item 4.B., “Information on the Company—Acquisition of Yiyang Yukang” for further details.

Shanghai Network and Beijing Acorn, our two affiliated entities, are currently owned by two PRC citizens, Don Dongjie Yang, our president, and David Chenghong He, one of our executive officers. Shanghai Network is primarily engaged in our TV direct sales business throughout China except for Beijing. Beijing Acorn is primarily engaged in our TV direct sales business in Beijing. We have entered into contractual arrangements with these two affiliated entities pursuant to which our wholly owned subsidiary, Acorn Information Technology (Shanghai) Co., Ltd., provides technical support and management services to these affiliated entities. In addition, we have entered into agreements with these two affiliated entities and their shareholders, Don Dongjie Yang and David Chenghong He, providing us with the ability to effectively control each of these affiliated entities. Accordingly, we have consolidated historical financial results of these two affiliated entities in our financial statements as variable interest entities pursuant to U.S. GAAP. In September 2007, we acquired the legal ownership of Shanghai Acorn Advertising Broadcasting Co., Ltd, or Shanghai Advertising, which was previously one of our affiliated entities owned by Don Dongjie Yang and David Chenghong He.

In the opinion of our PRC legal counsel, Commerce & Finance, except as disclosed in Item 3.D., “Key Information—Risk Factors—Risks Related to the Regulation of Our Business—If the PRC government takes the view that we did not obtain the necessary approval for our acquisition of Shanghai Advertising, we could be subject to penalties” and as disclosed in Item 3.D, “Key Information—Risk Factors—Risks Related to the Regulation of Our Business—If the PRC government takes the view that our acquisition of Shanghai Advertising does not comply with PRC governmental restrictions on foreign investment in advertising, we could be subject to severe penalties”, (1) the ownership structures of our directly owned PRC subsidiaries comply with existing PRC laws and regulations and (2) the ownership structures of our two affiliated entities and our contractual arrangements with these affiliated entities and their shareholders are valid, binding and enforceable, and do not and will not result in a violation of existing PRC laws and regulations.

We have been advised by our PRC legal counsel, Commerce & Finance, however, that there are uncertainties regarding the interpretation and application of current and future PRC laws and regulations with respect to these matters. Accordingly, we cannot assure you that the PRC regulatory authorities, in particular SAIC and MOFCOM, which regulate foreign investment in direct sales, wholesale distribution and advertising companies, will not in the future take views that are contrary to the above opinions of our PRC legal counsel. If the current agreements that establish the structure for conducting our PRC direct sales business were found to be in violation of existing or future PRC laws or regulations, we may be required to restructure our ownership structure and operations in China to comply with PRC laws and regulations, or we could be subject to severe penalties. See Item 3.D, “Key Information—Risk Factors—Risks Related to the Regulation of Our Business—If the PRC government takes the view that the agreements that establish the structure for operating our TV and other direct sales business in China do not comply with PRC governmental restrictions on foreign investment in these areas, we could be subject to severe penalties”.

The following diagram illustrates our current corporate structure and the place of formation, ownership interest and affiliation of each of our subsidiaries and the two affiliated entities as of the date of this 20-F(1):

Acorn International, Inc. (Cayman Islands)
100%
China DRTV, Inc. (British Virgin Islands)
100%
Smooth Profit Limited (British Virgin Islands)
100%
Bright Rainbow Investments Limited (Hong Kong)
100%
Emoney Investments Limited (Hong Kong)
100%
MK AND T Communications Limited (Hong Kong)
Outside China
In China
100%
Yiyang Yukang Communication Equipment Co. Limited
100%
Shanghai HJX Digital Technology Co., Ltd.
100%
Zhuhai Acorn Electronic Technology Co., Ltd.
100%
Beijing Acorn Youngleda Oxygen Generating Co., Ltd.
51%
Shanghai An-Nai-Chi Automobile Maintenance Products Co., Ltd.
100%
Acorn Trade (Shanghai) Co., Ltd.
100 %
Acorn Information Technology (Shanghai) Co., Ltd
51%
Shanghai Yimeng Software Technology Co., Ltd.
100%
Shanghai Yitong Investment consulting Co., Ltd.
100%
Shanghai Chuangying Xianke Information Technology Co., Ltd.
100%
Guangzhou Yiteng Information Technology Co., Ltd.
51%
Zhuhai Sunrana Bio-Tech Co., Ltd.
100%
Beijing HJZX Software Technology Development Co., Ltd.
75%
Zhongshan Meijin Digital Technology Co., Ltd.
100%
Acorn International Electronic Technology (Shanghai) Co., Ltd.
50%
50%
Shanghai Acorn Enterprise Management Consulting Co., Ltd.
100%
Shanghai Acorn Advertising Broadcasting Co., Ltd.
(2)
(3)
Don DongjieYang
David Chenghong He
75%
25%
Shanghai Acorn Network Technology Development Co., Ltd.
Beijing Acorn Trade Co., Ltd.
equity ownership
contractual arrangement

(1)	For risks related to our current corporate structure, see Item 3.D, “Key Information—Risk Factors—Risks Related to the Regulation of Our Business”.

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

Material Operating Entities

MOFCOM, or its local counterpart, reviews the application and issues the requisite approval for business operations by foreign entities. Our direct sales business is considered commercial trading and, until 2004, foreign investment in commercial trading was highly restricted by PRC regulations. By December 2004, MOFCOM had significantly reduced these restrictions. Nevertheless, to directly operate our direct sales business, we still need to obtain MOFCOM’s approval. Therefore, our direct sales business is currently conducted by our consolidated affiliated entities, Shanghai Network and Beijing Acorn which hold the necessary licenses to conduct our direct sales business, through contractual arrangements between Acorn Information, our wholly owned subsidiary in China, and these two consolidated affiliated entities. Our wholesale business is currently conducted by Acorn Trade (Shanghai) Co., Ltd.

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

In addition, Shanghai HJX, Acorn International Electronic Technology (Shanghai) Co., Ltd., Beijing Acorn Youngleda Oxygen Generating Co., Ltd., or Beijing Youngleda, and Zhuhai Acorn Electronic Technology Co., Ltd. manufacture and distribute through our nationwide distribution network most of our electronic learning devices, posture correction products and oxygen generating devices, and each provides technical support and after-sales services for such products. The direct sales of our consumer electronics products and other health and wellness products are primarily conducted through Shanghai Network and Beijing Acorn.

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

Each of our contractual arrangements with these two affiliated entities and their shareholders can only be amended with the approval of our audit committee or another independent body of our board of directors. See Item 7.B, “Major Shareholders and Related Party Transactions—Related Party Transactions” for further information on our contractual arrangements with these parties.

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

•

Irrevocable Powers of Attorney. Under irrevocable powers of attorney, each of the two shareholders of Shanghai Network and Beijing Acorn, Don Dongjie Yang and David Chenghong He, has granted to designees of Acorn Information, James Yujun Hu, our chief executive officer, and Guoying Du, one of our executive officers, the power to exercise all voting rights of such shareholder in the shareholders’ meetings, including but not limited to the power to determine the sale or transfer of all or part of such shareholder’s equity interest in, and appoint the directors of, Shanghai Network and Beijing Acorn. These irrevocable powers of attorney have terms of ten years and will automatically renew for another ten years unless terminated by Acorn Information in writing three months prior to their expiry.

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

•

Operation and Management Agreements. Under the operation and management agreements among Acorn Information, the two shareholders and each of the affiliated entities, the parties have agreed that Acorn Information will provide guidance and instructions on daily operations and financial affairs of each of these two affiliated entities. The agreements also state that each of the directors, general managers and other senior management personnel of these affiliated entities will be appointed as nominated by Acorn Information. Acorn Information has the authority to exercise the voting rights on behalf of the two shareholders at the shareholder meetings of the two affiliated entities. Acorn Information has agreed to provide security for contracts, agreements or other transactions entered into by these two affiliated entities with third parties, provided that these affiliated entities shall provide counter- security for Acorn Information using their accounts receivable or assets. In addition, each of these affiliated entities agreed not to enter into any transaction that could materially affect its respective assets, obligations, rights or operations without prior written consent from Acorn Information. The terms of these agreements are ten years and will automatically renew for another ten years absent a written termination notice by Acorn Information.

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

D. Property, Plant and Equipment

We are headquartered in Shanghai and have leased an aggregate of approximately 13,736 square meters of office and call center spaces in Beijing and Shanghai. Our leases are typically for a term from one to five years. In the fourth quarter of 2007, we entered into multiple office building purchase agreements as part of the planned relocation of our headquarters from Yishan Road, Shanghai to a new, larger facility on Tianlin Road, Shanghai, in order to accommodate our growing number of employees and expanding operations. The total purchase price was RMB51.5 million (or approximately $7.5 million). The relocation took place in January 2009. During the fourth quarter of 2008, we entered into an agreement with the Management Committee of the Wuxi Xishan economic development zone to establish a new call center for our outbound call operations in Wuxi. The new call center is approximately 500 square meters and commenced operation on March 8, 2009. Our four central warehousing hubs cover approximately 5,639 square meters and are subject to varying lease terms. We typically enjoy a priority right to renew our leases for our warehouses. We also utilize at no cost to us four local delivery companies’ warehouses located in Beijing, Hebei, Liaoning, Shanghai and Zhejiang.

Our manufacturing facilities in Beijing, Shanghai, Shenzhen and Zhuhai occupy an aggregate of approximately 17,252 square meters. Our manufacturing facilities in Beijing and Zhuhai are used for the production of our oxygen generating device product line, our manufacturing facilities in Shanghai are used for the production of our posture correction and engine lubricant product lines, and our manufacturing facility in Shenzhen is used for the production of our electronic learning devices product line. As of December 31, 2008, our production capacity was 5,000 units per day for our electronic learning devices, 8,000 units per day for our posture correction products, and an aggregate of 15,000 units per day for our oxygen generating devices. In 2008, the manufacturing facilities producing our electronic learning devices products operated at or near capacity. In 2008, the daily utilization rate for the manufacturing facilities producing our posture correction products and oxygen generating devices ranged from 50% to 80% and 30% to 90%, respectively. Factors affecting utilization rates are primarily demand from our customers as well as our ability to manage the production facilities and product flows efficiently.

Uncertainty exists as to our right to use the land on which our manufacturing facilities are built in Beijing and Shanghai. For additional information regarding this uncertainty, see Item 3.D, “Key Information—Risk Factors—Risks Related to Our Business—Our leases of land and manufacturing facilities in Beijing and Shanghai may not be in full compliance with PRC laws and regulations and we may be required to relocate our facilities, which may disrupt our manufacturing operations and result in decreased net revenues”.

During the first quarter of 2009, we obtained a fifty-year land use right of a piece of land in Qingpu district of Shanghai for aggregate consideration of approximately RMB50 million (approximately $7.3 million). We plan to use the land to build a warehouse or a call center, and to establish a factory for manufacturing our proprietary branded products as part of our strategy to develop infrastructure for building a future home shopping business in the next three to five years.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included in this annual report on Form 20-F. This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act. For more information regarding forward-looking statements, see “Forward-Looking Statements.” In evaluating our business, you should carefully consider the information provided under Item 3.D, “Key Information—Risk Factors.” We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

A. Operating Results

Overview

We are a leading integrated multi-platform marketing company in China with a proven track record of developing, promoting and selling consumer products and services. Our two primary operating segments are our TV direct sales platform and our nationwide distribution network. We believe that we operate one of the largest TV direct sales businesses in China in terms of revenues and TV air time purchased. Through our TV direct sales platform, we market our own proprietary products and services as well as third-party products and services. Our nationwide distribution network extends across all provinces and allows us to reach approximately 20,000 retail outlets, covering nearly all cities and counties in China. We typically grant our distributors the exclusive right to distribute selected products and services within their respective territories. In addition to our TV direct sales platform and our nationwide distribution network, we have expanded into other direct sales platforms, such as catalogs, Internet sales, outbound calls and third-party bank channel sales.

We believe our nationally televised TV direct sales programs allow us to build strong product and service brand awareness among China’s consumers and to generate significant demand for the products and services that we market within a short period of time. Our nationwide distribution network, coupled with local marketing efforts, helps further enhance the awareness of, and demand for, marketed products and services, thereby broadening our customer reach and enhancing our product and service penetration on a nationwide basis.

Supporting our direct sales platforms are our call centers, located in Beijing and Shanghai. As of December 31, 2008, our call centers were staffed by 804 sales representatives and 120 customer service personnel. Our call centers operate 24 hours per day. In 2006, 2007 and 2008, our call centers processed on average approximately 12,400, 18,800 and 20,000 incoming calls per day generated from our TV and other direct sales platforms, respectively. During the fourth quarter of 2008, we entered into an agreement with the Management Committee of the Wuxi Xishan economic development zone to establish a new call center for our outbound call operations in Wuxi. The new call center is approximately 500 square meters and commenced operation on March 8, 2009.

On December 24, 2008, we completed our acquisition of 100% of the equity interests of Yiyang Yukang, a cell phone producer and distributor in China and former third-party supplier of our cell phone products. We acquired Yiyang Yukang for an initial consideration of $6.7 million in cash and 2,564,103 of our ordinary shares at a fair value of $3.2 million in aggregate, based on the average market price of our ordinary shares over a specified period before and after the date of agreement. We used ordinary shares repurchased through our repurchase plan for the acquisition. Our total expenses related to the acquisition were $0.7 million. We structured a performance based payment with respect to the consideration for the acquisition pursuant to which we will be obligated to pay up to three earn-out payments equal to a maximum aggregate amount of $37.1 million in a combination of cash and ordinary shares, contingent on Yiyang Yukang meeting certain earnings targets in 2008, 2009 and 2010 for each earn-out payment.

Our net revenues, which include direct sales net revenues and distribution net revenues, were $196.5 million, $262.1 million and $250.7 million in 2006, 2007 and 2008, respectively. Direct sales net revenues, which include both net proceeds from products and services sold through our TV direct sales programs and net proceeds from products and services sold through our other direct sales platforms, grew from $107.4 million in 2006 to $184.3 million in 2007, but declined to $171.6 million in 2008. Distribution net revenues, which are derived from sales of products and services to our distributors, declined from $89.1 million in 2006 to $77.8 million in 2007, but grew to $79.0 million in 2008.

Our net revenues and operating income in any period are largely driven by our direct sales and distribution platforms and product and service mix, advertising expenses, and events occurring in the period. In 2008, our total net revenues declined to $250.7 million, down 4.4% from $262.1 million in 2007. Of our total net revenues in 2008, our direct sales net revenues declined to $171.6 million, down 6.9% from $184.3 million in 2007, and our distribution net revenues increased to $79.0 million, up 1.6% from $77.8 million in 2007. The overall decline in net revenues was driven primarily by declines in overall sales due to several factors, including the effects of the global economic crisis which weakened the purchasing power of our customers, intensified industry competition in the TV direct sales industry in China and the conclusion of the 2008 Beijing Olympics. Our net revenues were also adversely affected by natural disasters in China, including the snow storms that swept through most provinces in China in early 2008 and the major earthquake that struck Wenchuan in the Sichuan province in May 2008, which disrupted our television advertising time and adversely affected the logistics and delivery of our products and the willingness for our customers to accept the products sold. In 2008, sales of our cell phones, primarily through our TV direct sales platform, continued to be our top product line in terms of percentage of total net revenues. However, sales of our cell phones declined to approximately $56.3 million in 2008, compared to $105.6 million in 2007, primarily due to a decrease in the average sales price of our cell phones as a result of the short lifecycle of cell phone products and our strategy to cope with the weakened purchasing power of our customers. This decline in sales of cell phones was partially offset by the increase in sales of our cosmetics, GPS products and Meijin electronic dictionary products, which increased approximately $16.5 million, $14.1 million and $8.2 million, respectively, in 2008 compared to 2007. The increase in sales of our cosmetics products was primarily due to a significant increase in sales of certain branded cosmetic products that were not part of our product mix in 2007. The increase in sales of our GPS products was primarily due to the increased media spending on our E-roda GPS product. The increase in sales of our Meijin electronic dictionary was primarily due to continued customer demand of this product which was not part of our product mix until the second quarter of 2007.

In addition to the factors described above, our net revenues and operating income in 2008 continued to be adversely impacted by PRC regulatory changes (still in effect) prohibiting TV and radio direct sales programs of certain products, including our branded neck massager product. These products were two of our best-selling and highest margin products in the first half of 2006. Gross revenues from sales of our neck massager product line dropped from $18.9 million in the first half of 2006 to $5.5 million in the second half of 2006, and dropped further in 2007 and 2008. In July 2006, several articles appeared in the Chinese media questioning the price and quality of our products, particularly our electronic learning devices. The negative media coverage led to a decline in sales volume and revenues for this product and several of our other products. We are not aware of any such negative publicity of our electronic learning device in 2008, but the total gross revenues from sales of our electronic learning devices decreased to $47.0 million in 2008, down 6.4% from $50.2 million in 2007. We believe the decrease was due to a decrease in unit sale prices compared to 2007, and not negative media coverage.

We had operating losses of $21.1 million in 2008 compared to operating income of $7.9 million in 2007. This loss was driven largely by the decrease in net revenues described above and increases in certain operating expenses, including an increase in selling and marketing expenses from $31.7 million in 2007 to $42.2 million in 2008, an increase in general and administrative expenses from $28.5 million in 2007 to $31.7 million in 2008, and an impairment loss of $8.7 million for goodwill and intangible assets in the third quarter of 2008. This loss was partially offset by a slight decrease in advertising expenses from $76.0 million in 2007 to $74.4 million in 2008. The increase in selling and marketing expenses was primarily due to increased business development and promotion expenses to our distributors, higher delivery and packaging costs associated with the Beijing Olympics and an increase in the mailing of catalogs associated with third-party bank channel sales. The increase in general and administrative expenses was primarily due to the increase in research and development expenses, depreciation and amortization expenses of fixed assets and intangible assets, consulting fees and bad debt provisions. The loss for impairment of goodwill and intangible assets was due to our evaluation of our long-lived assets as a result of our net loss position and changes in circumstances that indicate that the carrying amount of such assets may not be recoverable.

Our product and service revenues are driven significantly by our spending on advertising, particularly our TV direct sales programs. Our total advertising expenses decreased slightly from $76.5 million in 2006 to $76.0 million in 2007 and to $74.4 million in 2008. The largest component of our total advertising expenses, constituting over 80% of total advertising expenses in each of 2006, 2007 and 2008, is purchased TV advertising time. Purchased TV advertising expenses increased by 4.3% from $69.0 million in 2006 to $72.0 million in 2007 and decreased by 1.0 % to 71.3 million in 2008. The slight decrease of total advertising expenses in 2008 reflects our strategy to selectively lower our purchase of TV advertising time to focus on more cost effective channels and time slots and to adopt a more flexible manner in our procurement to achieve better cost control. The increase in purchased TV advertising expenses in 2007 reflects our decision in 2007 to increase spending levels on both TV direct sales programs and TV brand promotion advertising. Since 2007, however, we have changed our strategy to focus more of our advertising spending on our TV direct sales platform and to reduce the amount of purchased TV advertising time devoted to broadcasting solely brand promotion advertising.

We use purchased TV advertising time to broadcast both our TV direct sales programs and our brand promotion advertising. The number of TV channels on which we broadcast TV direct sales programs decreased from 63 in 2007 to 46 in 2008. In 2008, we broadcast brand promotion advertising on six TV channels, including three channels on which we did not broadcast TV direct sales programs.

As of December 31, 2008, our commitments to purchase TV advertising time in 2009 were approximately $63.7 million. Actual TV advertising commitments could, however, vary significantly. We may purchase additional broadcasting time throughout the year. Also, we may be unable to use all of our purchased time due to various factors, many of which are out of our control, such as preemption of our purchased time by special programming events, programming overruns by TV stations and changes in available advertising minutes provided by TV stations, as well as suspension of our advertising time due to natural disasters such as the major earthquake that struck Wenchuan in the Sichuan province in May 2008. In 2008, approximately 10.1% of our purchased TV advertising time was preempted by these TV stations due to special events such as the 2008 Beijing Olympics in August 2008, which significantly affected our sales performance in the third quarter. In addition, the accounting for advertising time will vary based on the structure of our joint sales and marketing services arrangements described below. For example, TV advertising expenses paid by us may be reflected as either a cost of direct sales revenues (e.g., marketing services arrangements that involve limited or no direct sales with marketing customers paying a fixed fee, such as our arrangement with China Unicom), or as advertising expenses (which may be reduced by shared advertising costs under joint sales arrangements, such as our arrangement with Gionee pursuant to which Gionee shares a certain percentage of our advertising costs for their featured cell phone products). In 2008, the reduction in cost of direct sales revenues and advertising expenses were $1.1 million and $3.2 million, respectively, due to our accounting for joint sales and marketing services arrangements.

In addition to our TV brand promotion advertising, we also promote brands through print and other media, primarily newspaper advertising. We also reimburse certain of our distributors for a portion of their local TV, print media and other advertising-related expenses in support of the products that they distribute for us.

The number of inbound calls generated through our direct sales platforms received by our call centers has continued to increase, with inbound calls in 2006, 2007 and 2008 totaling approximately 4.5 million, 6.9 million, and 7.3 million, respectively. The conversion rate for inbound calls, which is the percentage of inbound calls that result in product or service purchase orders, was 19.2%, 16.8%, and 23.2% in 2006, 2007 and 2008, respectively. In calculating our conversion rate and inbound calls, we exclude calls generated under our marketing services arrangements, such as our arrangements with China Unicom. We believe the primary factors impacting our conversion rate for any given period are the average selling price of our products and services, our product mix, and the length and content of our TV direct sales programs. We seek to improve our conversion rate with improved sales training for our sales representatives and performance-related personnel management.

Beginning in 2006, we have entered into joint sales arrangements and marketing services arrangements. In addition to generating TV direct sales revenues for us, the joint sales partners agrees to pay us an amount based on the number of units sold by it through its own distribution network. These additional payments have been recorded as reductions to cost of direct sales revenues. In 2007, we also entered into a number of joint sales arrangements pursuant to which our joint sales partners share the cost of advertising expenses for their featured products or services rather than paying an additional amount based on sales of their featured products or services through their own distribution channels. The shared advertising expenses payments have been recorded as reductions to advertising expenses. During 2008, our cell phone products and cosmetics products were the two major categories of products subject to joint sales arrangements. Under a marketing services arrangement, we provide a marketing plan, related TV advertising time and call center support to our customers for a fixed fee. We have included the fixed fee we received pursuant to this marketing services agreement in direct sales net revenues. We did not recognize significant revenue contributions from our marketing services arrangements in 2008. We expect to return to our historic emphasis on growing our proprietary branded products while continuing to develop joint sales and marketing services arrangements as sources of complementary revenue streams.

The recent global economic crisis is adversely affecting the economy in the United States and many other parts of the world, including China, where our primary business operations are located, and the Chinese economy has recently experienced a slowing of its growth rate. While it remains uncertain whether slowing economic growth in China could result in our customers’ reducing their spending, we expect that demand for products with high unit prices, such as our collectible products or high-end cell phones or consumer electronics products may continue to decline. We expect this situation will continue for the foreseeable future, and we may need to lower the prices of certain of our products and services, particularly our high-end products and products with high unit prices, which could lead to reduced turnover and profit.

We intend to continue to grow our business across products and platforms and intend to focus in the near term on successfully developing and marketing proprietary branded products and services offering high margins and recurring revenue streams. We will continue to utilize our product and service development and marketing strengths, our national TV media presence and our media management expertise to offer selected products throughout China through our integrated sales platforms. We expect continued growth in our cosmetics products, and are making further improvements in our third-party bank channel sales business and credit card payment system to enhance our overall platform attractiveness and effectiveness. Our longer term goal is to be the leading integrated cross-media marketer of consumer products and services in China and to be the marketing and distribution partner of choice for both well-established and promising new businesses in China. Related challenges include the evolving nature of the TV direct sales industry and our business model and a continuously evolving competitive landscape. To address these challenges, among other things, we regularly evaluate developments and the competitive landscape in the consumer retail market in China (including the TV direct sales market in China and worldwide). In turn, as appropriate, we adjust our product and service offerings, sales and marketing efforts and business strategy. We undertake these adjustments in connection with constant evaluation of our media allocation for each product and service to maximize return on our media purchase expenditures. For example, we track and analyze data generated through our call center operations. Using this data, we adjust the products and services we promote on TV, the frequency and time slots of our TV direct sales programs, as well as the TV channels on which we broadcast our programs on a weekly basis.

Revenues

	For the years ended December 31,
	2006		2007		2008
	Amount	% of total revenue, net	Amount	% of total revenue, net	Amount	% of total revenue, net
	(in U.S. dollars, except percentage)
Revenues:
Direct sales, net	$107,410,669	54.7	$184,291,903	70.3	$171,618,902	68.5
Distribution sales, net	89,087,622	45.3	77,804,769	29.7	79,032,628	31.5
Total revenues, net	196,498,291	100.0	262,096,672	100.0	250,651,530	100.0

Our net revenues consist of direct sales net revenues and distribution net revenues. Direct sales net revenues represent product and service sales through our TV direct sales programs and our other direct sales platforms, including catalog sales, third-party bank channel sales, Internet sales and sales realized through our outbound calls. To date, substantially all of our direct sales net revenues have been generated from our TV direct sales platform. As we continue to develop other direct sales platforms, we expect our third-party bank channel sales, catalog sales and outbound calls sales to increase their contribution to our revenue. Our marketing services revenues, which we started generating in 2006 as part of our direct sales net revenues, totaled $6.7 million, $16.0 million and $3.2 million in 2006, 2007 and 2008, respectively.

Distribution net revenues represent product and service sales to the distributors that constitute our nationwide distribution network. We sell products and services to our distributors at a discount to the retail price for the same product or service when sold by us through our TV direct sales programs. The percentage of our total net revenues generated through our nationwide distribution network was 45.3% in 2006, 29.7% in 2007 and 31.5% in 2008.

The percentage of our total net revenues attributable to direct sales and distribution revenues will vary from period to period based on, among other things, the amount of our TV advertising time dedicated to our or third-party products and services, joint sales and marketing services arrangements, and sales generated by us through our TV direct sales programs and our nationwide distribution network.

Our total net revenues are presented net of certain adjustments, including sales and business taxes, cash rebates on distribution sales, costs of cash coupon discounts and membership points on direct sales. Sales and business taxes totaled approximately $0.7 million in 2006, $1.0 million in 2007 and $0.5 million in 2008. We net the cash rebates used in connection with promotional distribution sales activities and the cash coupon discounts and membership points used in connection with our customer loyalty program for direct sales against revenue at the time revenue is recorded.

Direct sales net revenues for 2006, 2007 and 2008 have been adjusted based on our actual unsuccessful product deliveries experience.

Some of our distributors are owned in part, or in some cases in whole, by certain of our employees or their family members. In 2006, 2007 and 2008, the aggregate sales generated by distributors owned in whole or in part by our employees accounted for approximately 26.9%, 25.4% and 14.7% of our distribution gross revenues or 12.9%, 7.5% and 4.6% of our total gross revenues, respectively. Certain of these distributors were among our top distributors in 2006, 2007 and 2008.

We generally focus on marketing and selling four or five featured product lines at any one time through our TV direct sales platform, and a limited number of products and services through our nationwide distribution network. Consequently, we have been, and expect to continue to be, dependent on a limited number of featured product lines to generate a large percentage of our net revenues. Currently, our featured products are offered in the following categories or under the following brands:

(1)

cell phone products featuring the Amoi, Gionee, K-touch, Lenovo, Nokia and Konka brand names and China Unicom’s CDMA service and CDMA cell phones from China Unicom’s partners. We began introducing cell phones in April 2006, which are sold by us only through our TV direct sales platform and accounted for 14.1%, 40.1% and 22.4% of our total gross revenues in 2006, 2007 and 2008, respectively, with retail prices ranging from RMB2,980 to RMB7,580 per unit in 2006, ranging from RMB588 to RMB4,960 per unit in 2007 and ranging from RMB599 to RMB7,140 (US$88 to US$1,047) per unit in 2008;

(2)

electronic learning devices featuring our proprietary Ozing brand, which accounted for 31.7%, 19.1% and 18.7% of our total gross revenues in 2006, 2007 and 2008, respectively, with retail prices ranging from RMB698 to RMB1,298 per unit in 2006, RMB798 to RMB1499 per unit in 2007 and RMB599 to RMB1,499 (US$88 to US$220) per unit in 2008;

(3)

health and wellness products, including our posture correction product, neck massager product and oxygen generating product lines, featuring our proprietary Babaka, Zehom and Youngleda brand names, which accounted for 23.6%, 9.8% and 14.3% of our total gross revenues in 2006, 2007 and 2008, respectively, with retail prices ranging from RMB288 to RMB1,980 per unit in 2006, RMB128 to RMB1,980 per unit in 2007 and RMB86 to RMB3,495 (US$13 to US$512) per unit in 2008;

(4)

cosmetics products featuring the Aoya, Cobor, Dr. Cell and CMM brand names, introduced in 2007, which accounted for 2.7% of our total gross revenues in late 2007 and 9.4% of our total gross revenues in 2008, with retail prices ranging from RMB48 to RMB1,288 per unit in 2007 and RMB79 to RMB1,980 (US$12 to US$290) per unit in 2008;

(5)

consumer electronics products featuring Soloky brand name, which accounted for 6.9%, 0.5% and 1.9% of our total gross revenues in 2006, 2007 and 2008, respectively, with retail prices ranging from RMB1,280 to RMB3,980 per unit in 2006, RMB860 to RMB1,980 per unit in 2007 and RMB899 to RMB2,280 (US$132 to US$334) per unit in 2008.

(6)

stock tracking software featuring the Cao Pan Shou, or CPS brand name, which accounted for 2.4%, 6.4% and 7.1% of our total gross revenues in 2006, 2007 and 2008, with a retail price of RMB3,380 (or approximately $495) per unit in 2008. In October 2008, we introduced an upgraded product, Level II, with a retail price of RMB4,800 (or approximately $704) per unit;

(7)

collectibles products featuring 2008 Olympics stamps and coins, animal stamp collections, world coin collections and other Olympic related collectibles, which accounted for 4.0%, 7.3% and 6.4% of our total gross revenues in 2006, 2007 and 2008, respectively, with retail prices ranging from RMB350 to RMB58,000 (US$51 to US$8,501) in 2008; and

(8)

electronic dictionary products featuring the Meijin brand name, which we introduced in July 2007, accounted for 2.3% and 5.7% of our gross revenues in 2007 and 2008, respectively, with retail prices ranging from RMB498 to RMB1,298 per unit in 2007 and prices ranging from RMB598 to RMB898 (US$88 to US$132) per unit in 2008;

(9)

GPS products featuring the E-roda brand name, which we introduced in 2006, accounted for 5.0%, 2.6% and 6.8% of our gross revenues in 2006, 2007 and 2008, respectively, with retail prices ranging from RMB598 to RMB898 (US$88 to US$132) per unit in 2008;

Our three best-selling product lines accounted for an aggregate of 57.2%, 66.5% and 52.5% of our total gross revenues in 2006, 2007 and 2008, respectively.

We select products and services sold through our TV direct sales programs, which we believe offer sufficient profit potential and can be built into a national brand, for sale through our nationwide distribution network.

We offer over 700 products and services through our multiple sales platforms, approximately 8.6% of which are sold primarily through our TV direct sales programs, nationwide distribution network or both, with the remaining sold through our third-party bank channel sales, catalogs and the internet. In addition to the eight product lines we presently feature, we sell other products and services, including auto care, beauty and household products, primarily through our catalogs, third-party bank channel, outbound calls and the Internet. We periodically develop and introduce related new and upgraded products and services under the same product or service brand.

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

We seek to diversify our product and service offerings by adding products and services that offer recurring revenue opportunities. For example, in January 2006 we began full-scale marketing of our CPS stock tracking software, a software program that tracks market performance of specified stocks listed on China’s domestic stock exchanges and provides technical analysis to aid investment decisions. The use of this product requires the payment of an annual subscription fee at the beginning of the subscription period. The initial subscription fee was RMB3,380 (approximately $495) for the old product and RMB4,800 (approximately $704) for the upgraded product in 2008. For stock tracking software sold through our distributors, we offer our distributors a discount on the subscription fee and annual renewal fee. The pricing of the initial subscription fee and renewal fee is the same regardless of whether it is sold by us or through our distribution network. Revenues from both initial and renewal fees are deferred and recognized ratably over the twelve-month subscription period. In 2008, we recognized $18.0 million in related subscription revenue, or 7.1% as a percentage of total net revenues in 2008, and our deferred revenue balance was $12.8 million as of December 31, 2008.

In late May 2006, the Shanghai branch of the China Securities Regulatory Commission, or CSRC, sent us a notice requiring we suspend advertisements of our stock tracking software program as it believed we did not have the required permit to provide securities investment advisory services. Although we do not believe that our sale of this software program involves the provision of securities investment advisory services, beginning in May 2006, we discontinued most TV advertisements for this program.

In July 2006, the State Administration for Radio, Film and Television, or SARFT, and the State Administration for Industry and Commerce, or SAIC, issued a circular temporarily prohibiting the broadcast of TV- and radio-based direct sales programs regarding pharmaceutical products, diet and slimming products, medical devices, breast enhancement products and height increasing products on and after August 1, 2006, pending adoption of new rules governing those direct sales activities. Consequently, we were unable to, and until the new rules are adopted we will be unable to, broadcast TV- and radio-based direct sales programs for some of our products, primarily our neck massager. Our net revenues from sales of our neck massager product declined from $24.4 million in 2006 to $3.9 million in 2007 and $2.4 million in 2008, respectively. These products were two of our high margin products and, during the six months ended June 30, 2006, our neck massager was our second best-selling product in terms of gross revenues and our best-selling product in terms of direct sales gross revenues. It is unclear when the new rules governing those direct sales activities will be issued. We believe stricter regulation is beneficial for our industry and business in the long term since it will enhance the overall reputation of the TV direct sales industry by more closely regulating promoted products and marketing practices. However, at least in the near term, our sales of the products covered by the circular have been, and we expect will continue to be, adversely impacted as a result of this prohibition. In 2007, distribution sales of our neck massager products decreased by 75.0% to $2.7 million from $10.8 million in 2006, largely due to a lack of TV direct sales program marketing support. In 2008, distribution sales of our neck massager products further decreased by 60.1% to $1.1 million from $2.7 million in 2007. The overall impact on our future operating results depends on, among other things, our success in promoting the products covered by the circular through other media channels, the degree to which distribution sales of our restricted products continue to be impacted by the ban on TV direct sales programs, our ability to offset these decreased sales with sales of non-restricted products (including newly developed products) using our committed TV advertising time and the related sales price and margins of those non-restricted products, and the nature of, and restrictions imposed by, the future rules when adopted.

During the second half of 2006, several articles appeared in the Chinese media that, among other things, questioned the pricing and quality of our products, in particular targeting our electronic learning devices. Some of these articles we believe contained false or misleading information regarding our products and market practices. We took marketing and other efforts to protect our product brands and to correct or respond to these articles and related customer concerns and these activities appear to have stopped. However, this negative media coverage had, and may continue to have, an adverse effect on our direct and distribution sales of our electronic learning devices and other products or services. In September 2007, an article in the Chinese media reported that the advertisement of our CPS product was declared to be false advertising by the State Administration for Industry and Commerce Shanghai Branch, which had a material adverse effect on the sales of our CPS product in 2007. To our knowledge, we are not aware of any such negative publicity in relation to our products or services in 2008.

In any period, a number of factors, including the following, will impact our net revenues and the portion thereof generated by our direct sales and distribution platforms:

•	the mix of TV direct sales programs and brand promotion advertising and the portion of our TV direct sales programs dedicated to joint sales and marketing services arrangements;

•	the mix of products and services marketed through our TV direct sales programs and our nationwide distribution network and their average selling prices;

•	the portion of any subscription or service revenue deferred or recognized in any period;

•	new product and service introductions by us or our competitors and our ability to identify new products and services;

•

the availability of competing products and services and possible reductions in the sales price of our products and services over time in response to competitive offerings or in anticipation of our introduction of new or upgraded offerings;

•

seasonality with respect to certain of our products, such as our electronic learning devices, posture correction products and to a lesser extent, electronic dictionary products, which, with respect to the latter, are typically higher around the first and third fiscal quarters which correspond with the end and beginning of school semesters in China. In addition, following our acquisition of Yiyang Yukang, we expect to sell our cell phone products through our distribution network in addition to our direct sales platforms, which may benefit from longer public holidays, such as the Chinese New Year or the National Day holidays;

•	a product’s connection to a one-time event, such as our Olympic collectible products, for which sales decreased significantly following the conclusion of the 2008 Beijing Olympics;

•

the cycles of successful products and services featured in our TV direct sales programs, with such sales typically growing rapidly over an initial promotional period and then declining over time, sometimes precipitously in a short period of time;

•	the market of certain featured products becoming saturated over time;

•	discounts offered to our distributors as part of incentive plans to stimulate sales;

•	the success of our distributors in promoting and selling our products locally;

•	the potential negative impact distributor sales may have on our own direct sales efforts;

•	any requirement to suspend or terminate a particular TV direct sales program, including in response to regulatory actions;

•	negative publicity about our products and services;

•	natural disasters, such as the severe snow storms or earthquake experienced by China in 2008;

•	the amount and timing of operating expenses incurred by us, including our media procurement expenses, inventory-related losses, bad debt expense, product returns and options grants to our employees;

•	gains and losses related to our investments in marketable securities; and

•	the level of advertising and other promotional efforts by us and our competitors in a particular period.

For a detailed discussion of the factors that may cause our net revenues to fluctuate, see Item 3.D, “Key Information—Risk Factors—Risks Relating to Our Business—Our operating results fluctuate from period to period, making our results difficult to predict. Our operating results for a particular period could fall below our expectations or the expectations of investors or any market analyst that may issue reports of analyses regarding our ADSs, resulting in a decrease in the price of our ADSs.”

In 2007, we began relationships with four established domestic banks through which we directly market to credit card holders of these banks with specialized catalogs. As of March 31, 2009, we have established relationships with 13 established domestic banks. As part of these arrangements, customers can use their credit cards from these banks to purchase our products and make payments on a zero interest and zero fee instalment basis. During such process, the banks would conduct credit investigations to ensure the credit card holders’ ability to pay. Third-party bank channel sales is of growing importance to our direct sales platform, and revenues contributed by our third-party bank channel sales in 2008 accounted for approximately 7.9% of our revenues from direct sales. We have integrated our credit card payment system into other existing sales channels such as television, the Internet and catalogues.

Cost of Revenues

Cost of revenues represents our direct costs to manufacture, purchase or develop products or services sold by us to consumers or our distributors. For a particular product or service, the related cost of revenues is the same regardless of whether sold by us directly to consumers or to our distributors. The most significant factor in determining cost of revenues as a percentage of revenue in any period is our product or service mix for the period. For example, our cell phone or collectible products currently have a higher per unit cost of revenues than our other products, such as our cosmetic products.

Cost of revenues does not include advertising or other selling and marketing expenditures. These expenditures are incurred for the benefit of each of our sales and distribution platforms and, as such, are treated as operating expenses and not as a cost of revenues. As described below under “Critical Accounting Policies”, however, certain payments received under our joint sales arrangements may reduce our cost of revenues or advertising expenses. In evaluating the performance of our sales and distribution platforms, you should consider our advertising and other selling and marketing expenses and income from operations.

In 2008, we received $1.1 million in payments from our joint sales partners based on sales of featured products or services through their own distribution channels, which reduced our cost of direct sales revenues. In addition, we received $17.8 million in payments based on advertising costs shared by our joint sales arrangements, which reduced our advertising expenses.

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

Operating Income (Expenses)

Our operating income (expenses) consist of advertising expenses, other selling and marketing expenses, general and administrative expenses, impairment of goodwill and intangible assets, and other operating income, net.

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

We use our purchased TV advertising time to broadcast our TV direct sales programs and our brand promotion advertising. Advertising expenses for TV channels on which we run almost exclusively TV direct sales programs accounted for $53.3 million, or 77.2%, $67.3 million, or 93.5%, and $59.2 million, or 79.5%, of total expenses incurred in purchasing TV advertising time in 2006, 2007 and 2008, respectively. TV advertising time dedicated to TV direct sales programs increased from over 760,000 minutes in 2006, to over 890,000 minutes in 2007, and decreased to approximately 590,000 minutes in 2008. The decrease in 2008 primarily reflects our strategy to selectively lower our purchase of TV advertising time to focus on more cost effective channels and time slots and to adopt a more flexible manner in our procurement to achieve better cost control. TV brand promotion advertising expenses accounted for $15.7 million, or 22.8%, $4.7 million, or 6.2%, and $12.2 million, or 16.4%, of our total expenses incurred in purchasing TV advertising time in 2006, 2007 and 2008, respectively. The increase in 2008 reflects our TV brand promotion advertisements for our electronic learning devices and posture correction products broadcasted in the first quarter of the year. The decrease in 2007 reflects our decision in 2007 to change our strategy to focus more of our advertising spending on our TV direct sales platforms and to reduce the amount of purchased TV advertising time devoted to broadcasting solely brand promotion advertising. In 2008, we engaged in brand promotion advertising primarily to support electronic learning devices and posture correction products. In 2007, we engaged in brand promotion advertising primarily to support our electronic learning devices, neck massager and posture correction product lines. In 2006, TV brand promotion advertising primarily supported our oxygen generating devices, neck massager, posture correction, electronic learning devices and stock tracking software product lines.

Except where the cost of TV advertising time is treated as a cost of direct sales revenues under a marketing services arrangement, advertising expenses include the cost of the TV advertising time used to broadcast all TV direct sales programs. Payments received from our joint sales partners to share a portion of the related TV advertising cost are recorded as a reduction to our TV advertising expense. Our TV direct sales programs are typically five to ten minutes in length, focus on the features and benefits of the products and services being marketed and encourage consumers to call our call centers to purchase those products and services. Our brand promotion advertisements are typically five to 60 seconds long and, rather than focusing on product or service features or benefits, are designed to increase general brand awareness for the marketed products or services. In addition to our TV brand promotion advertising, we also promote brands through print and other media, primarily newspaper and radio advertising. Our total advertising expenses for non-TV brand promotion advertising for 2006, 2007 and 2008 included an aggregate of $6.3 million, or 8.3%, $3.1 million, or 4.1%, and $2.6 million, or 3.5%, respectively, which primarily was used to support our neck massager and oxygen generating devices product lines.

We also reimburse certain of our distributors for a portion of their local TV, print media and other advertising-related expenses in support of the products that they distribute for us. Our total advertising expenses in 2006, 2007 and 2008 included $1.0 million, or 1.3%, $0.5 million, or 0.7%, and $0.1 million, or 0.2% of these distributor reimbursements, respectively, primarily related to our oxygen generating devices, neck massager, posture correction, electronic learning devices and stock tracking software product lines.

During 2006, 2007 and 2008, our TV brand promotion advertisements were broadcasted on eighteen, eight and six channels, respectively, including CCTV 1, which has the largest national viewership in China and is our primary TV channel for brand promotion advertising.

We typically enter into TV advertising time purchase agreements for our TV direct sales programs in advance and prior to the beginning of each year, with such agreements generally having a term of one year. Starting from 2008, we have adopted a more flexible approach to TV advertising time procurement, pursuant to which we may enter into contract with a shorter term with TV channels. We typically prepay for a large portion of our TV advertising time for our TV direct sales programs. We believe our ability to prepay for our advertising expenses has been a competitive advantage. As of December 31, 2006, 2007 and 2008, we had a prepaid advertising balance of $25.4 million, $23.2 million and $16.8 million, respectively. We enter into our advertising agreements typically near the end of each year and consequently our prepaid balance is usually highest at year-end.

Our advertising cost per minute (based on aggregate expenditures and ignoring the impact of payments made under our joint sales and marketing services arrangements) varies depending on the channel, with certain CCTV channels, which generally have a broader reach, being more expensive. Our increases in advertising expenses related to the direct sales business primarily reflect the purchase of more expensive broadcast time slots and an increase in price per minute. Our average per minute advertising cost for TV direct sales programs in 2006, 2007 and 2008 was approximately $70, $75 and $99, respectively. In addition, average per minute charges can vary significantly by channel, with some channels increasing their rates annually. In particular, we have experienced more significant rate increases on some of our national satellite channels, compared to our other channels, as their reach and ratings have increased. In 2008, our top five TV channels in terms of amount of TV direct sales program advertising expenditures accounted for approximately 39.5% of our total TV direct sales program advertising expenditures and approximately 35.9% of our total TV direct sales program advertising minutes. In contrast, in 2008, our top five TV channels by total TV direct sales program advertising minutes accounted for approximately 42.3% of our total TV direct sales program advertising minutes and 27.9% of our total TV direct sales program advertising expenditures.

Other Selling and Marketing Expenses

Other selling and marketing expenses consist primarily of costs related to product delivery, salary and benefits for our call center sales and marketing personnel, and the production of our TV direct sales programs and other advertising. On the other hand, amortization charges related to intangible assets acquired in our December 2008 acquisition of Yiyang Yukang will be included in other selling and marketing expenses starting from 2009. See note 3 to our consolidated financial statements.

We rely significantly on EMS, and to a lesser extent, local delivery companies, to deliver our products sold by us to consumers and to collect related payments in connection with products delivered on the basis of a cash on delivery, or COD, payment method. EMS and local delivery companies made deliveries of products representing 62.9% and 34.1% of our direct sales gross revenues in 2006, 76.1% and 19.1% of our direct sales gross revenues in 2007, and 59.3% and 29.8% of our direct sales gross revenues in 2008, respectively. We are responsible for the delivery and handling fee regardless whether the delivery is successful.

In 2008, the increase in other selling expenses primarily reflects the increase in business development fees, costs related to product delivery, costs related to packing of our products and salaries and benefits of our employees, the increased delivery charges by EMS and local delivery companies and our increased product mix, respectively.

General and Administrative Expenses

General and administrative expenses consist primarily of compensation and benefits for general management and finance and administrative personnel costs, depreciation and amortization with respect to equipment used for general corporate purposes, professional fees, lease, allowances for doubtful accounts and other expenses for general corporate purposes.

General and administrative expenses were $27.1 million in 2006, $28.5 million in 2007 and $31.7 million in 2008, which increases primarily reflect higher salaries and benefits.

In addition, the increase in general and administrative expenses in 2008 also reflects the increase in our bad debt provision related to the shared advertising expenses receivable from one of our joint sales partners and our research and development expenses.

The total amount of EMS-related accounts receivable written off in 2006, 2007 and 2008 was approximately $0.3 million in each year.

Impairment of Goodwill and Intangible Assets

Impairment losses of goodwill and intangible assets for the full year 2008 totaled $8.7 million, which consisted of $1.1 million of impairment loss on intangible assets and $7.6 million of impairment loss on goodwill referred to our net loss position and changes in circumstances that indicate the carrying amount of our goodwill and intangible assets may not be recoverable.

Other Operating Income, Net

Other operating income, net consists primarily of government subsidies. We receive government subsidies from local government agencies for certain taxes paid by us, including value-added, business and income taxes.

Taxation

We are incorporated in the Cayman Islands and are not subject to tax in this jurisdiction. Our subsidiaries China DRTV and Smooth Profit are incorporated in BVI and are not subject to tax in this jurisdiction. Our subsidiaries Bright Rainbow Investments Limited, Emoney Investments Limited and MK AND T Communications Limited are incorporated in Hong Kong and are subject to statutory income tax on their Hong Kong sourced income. Our other subsidiaries and affiliated companies are PRC companies. In addition to enterprise income tax, our PRC subsidiaries and affiliated companies are subject to a 17% value added tax, or VAT, on sales in accordance with relevant PRC tax laws. VAT taxes payable are accounted for through the balance sheet and do not have an income statement effect. The statutory income tax rate applicable to PRC companies was 33% for calendar years ended on or before December 31, 2007 and is 25% for calendar years starting on or after January 1, 2008.

In 2006 and 2007, our PRC subsidiaries are subject to Corporate Income Tax (“CIT”) on the taxable income in accordance with the Enterprise Income Tax Law and the Income Tax Law of the PRC concerning Foreign Investment Enterprise and Foreign Enterprises (collectively “PRC Corporate Income Tax Laws”), respectively.

On March 16, 2007, the PRC government promulgated Law of the People’s Republic of China on Enterprise Income Tax (“New EIT Law”), which is effective from January 1, 2008. Under the New EIT Law, domestically owned enterprises and foreign-invested enterprises are subject to a uniform tax rate of 25%. While the New EIT Law equalizes the tax rates for domestically-owned and foreign-invested companies, preferential tax treatment would continue to be given to companies in certain encouraged sectors and to enterprises classified as high and new technology companies, whether domestically-owned or foreign-invested enterprises. The New EIT Law also provides a five-year transition period starting from its effective date for those enterprises which were established before the promulgation date of the New EIT Tax Law and which were entitled to a preferential tax treatment such as a reduced tax rate or a tax holiday. The tax rate of such enterprises will transition to the uniform tax rate of 25% within a five-year transition period and the tax holiday, which has been enjoyed by such enterprises before the effective date of the New EIT Law, may continue to be enjoyed until the end of the holiday.

For 2006, 2007 and 2008, several of our PRC subsidiaries and affiliated companies benefited from the following special tax rates or incentives:

Shanghai Advertising registered in Pudong New District, Shanghai of the PRC, is subject to 15% CIT in 2006 and 2007 and 18% CIT in 2008 pursuant to the local tax preferential arrangement.

Shanghai HJX, Acorn Electronic, Shanghai An-Nai-Chi, Beijing Youngleda and Zhuhai Acorn registered in the Old Districts of the PRC, are subject to 27% CIT in 2006 and 2007 as qualified foreign-invested manufacturing enterprises.

Acorn Information and Shanghai Yimeng registered in Pudong New District, Shanghai of the PRC, are subject to 15% CIT in 2006 and 2007 pursuant to the local tax preferential arrangement.

Zhuhai Sunrana registered in Zhuhai Specific Economic Zone of the PRC, is subjected to 15% CIT in 2006 and 2007 pursuant to the local tax preferential arrangement. Starting from January 1, 2008, Zhuhai Sunrana is subject to the preferential five-year transition period tax rates under the New EIT Law and 2008 applicable CIT rate is 18%.

Beijing HJZX, as a recognized high and new technology company and registered in Zhongguancun technology zone in Beijing of the PRC, is subject to 15% CIT in 2007 and 18% CIT in 2008.

The Group’s remaining PRC subsidiaries are subject to the statutory rate of 33% in 2006 and 2007 in accordance with the PRC Corporate Income Tax Laws, and 25% in 2008 in accordance with the New EIT Law.

Shanghai Advertising, as a recognized new service company, is entitled to CIT exemption in 2006.

Shanghai HJX, Acorn Electronic, Shanghai An-Nai-Chi, Beijing Youngleda, Yiyang Yukang and Zhuhai Acorn, as foreign-invested manufacturing enterprises which are scheduled to operate for at least ten years, are entitled to a two-year exemption and three-year 50% reduction starting from the first profit making year after absorbing all prior years’ tax losses, which can be carried forward for five years (the “Tax Holiday”). Under the New EIT Law, enterprises not generating profits before 2008 are required to commence the Tax Holiday beginning January 1, 2008.

Acorn Information, as a recognized software company, is eligible for the Tax Holiday from 2005. Shanghai Yimeng, as a recognized software company, is eligible for the Tax Holiday from 2006.

Acorn Consulting, as a recognized new service company, is entitled to CIT exemption in 2007.

Beijing HJZX, as a recognized high and new technology company and registered in Zhongguancun technology zone in Beijing of the PRC, is entitled to CIT exemption in 2007 and 2008. Beijing HJZX is not qualified as high and new technology company from 2009 and will not be subject to the high and new technology company’s preferential tax treatment from 2009.

Shanghai Network, as a recognized new trading company, is entitled to CIT exemption in 2006 and 2007.

Effective on January 1, 2007, we adopted the provisions of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an Interpretation of SFAS No. 109”, or FIN 48. Based on our FIN 48 analysis, we have made our assessment of the level of authority for each tax position (including the potential application of interest and penalties) based on the technical merits, and have measured the unrecognized benefits associated with the tax positions. The adoption of FIN 48 did not have any impact on our total liabilities or shareholders’ equity. As of December 31, 2007 and 2008, we had unrecognized tax benefits of approximately nil and $3.1 million respectively.

Results of Operations

The following table sets forth our consolidated statements of operations by amount and as a percentage of our total net revenues for 2006, 2007 and 2008:

	For the years ended December 31,
	2006		2007		2008
	Amount	% of total revenues, net	Amount	% of total revenues, net	Amount	% of total revenues, net
	(in thousands, except percentages)
Revenues:
Direct sales, net	$107,411	54.7%	$184,292	70.3%	$171,619	68.5%
Distribution sales, net	89,087	45.3	77,805	29.7	79,033	31.5

Total revenues, net	196,498	100.0	262,097	100.0	250,652	100

Cost of revenues:
Direct sales	32,013	(16.3)	85,895	(32.8)	83,414	(33.3)
Distribution sales	41,260	(21.0)	38,004	(14.5)	37,714	(15.0)

Total cost of revenues	73,273	(37.3)	123,899	(47.3)	121,129	(48.3)

Gross profit	123,225	62.7	138,198	52.7	129,523	51.7

Operating income (expenses):
Advertising expenses	(76,549)	(39.0)	(75,981)	(29.0)	(74,371)	(29.7)
Other selling and marketing expenses(1)	(21,023)	(10.7)	(31,673)	(12.1)	(42,216)	(16.8)
General and administrative expenses(1)	(27,115)	(13.8)	(28,455)	(10.9)	(31,674)	(12.6)
Impairment of goodwill and intangible assets	—	—	—	—	(8,668)	(3.5)
Other operating income, net	3,105	1.6	5,783	2.2	6,281	2.5

Total operating expenses	(121,582)	(61.9)	(130,327)	(49.8)	(150,648)	(60.1)

Income (loss) from operations	1,643	0.8	7,871	2.9	(21,125)	(8.4)

Interest expenses	(14)	—	(0.3)	—	—	—
Other income (expenses), net	2,181	1.1	16,514	6.3	(69)	—
Income tax benefits (expenses)	696	0.4	1,330	0.5	(768)	(0.3)
Minority interest	(561)	(0.3)	(7,062)	(2.7)	(3,629)	(1.4)

Net income (loss)	3,945	2.0	18,652	7.1	(25,591)	(10.2)
Deemed dividend on Series A convertible redeemable preferred shares	(162)	(0.1)	(54)	—	—	—

Income (loss) attributable to holders of ordinary shares	$3,783	1.9%	$18,598	7.1%	$(25,591)	(10.2)

(1) Includes share-based compensation of:

Other selling and marketing expenses	$(741)	(0.4)%	$(423)	(0.2)%	$(292)	(0.1)%
General and administrative expenses	$(7,932)	(4.0)%	$(6,096)	(2.3)%	$(2,997)	(1.2)%

The following table sets forth our three best-selling product lines on a gross revenues basis and as a percentage of total gross revenues for the indicated periods, together with a reconciliation to our net revenues for all products:

Product	Brand	Revenues	2006 percentage	Rank	Revenues	2007 percentage	Rank	Revenues	2008 percentage	Rank
		(in thousands, except percentages and ranks)

Cell phone	Amoi, Gionee, K-touch, Lenovo, Nokia & Konka	$26,050	13.2%	2	$105,563	40.1%	1	$56,262	22.4%	1
Electronic learning device	Ozing	62,464	31.7%	1	50,151	19.1%	2	46,939	18.7%	2
Posture correction product	Babaka							28,598	11.4%	3
Neck massager*	Zehom	24,354	12.3%	3
Collectibles					19,332	7.3%	3
Total top three		$112,868	57.2%		$175,046	66.5%		$131,799	52.5%
Other products and marketing services revenues		$84,343	42.8%		$88,099	33.5%		$119,361	47.5%
Total gross revenues		$197,211	100%		$263,145	100%		$251,160	100%
Total sales tax		$(713)			$(1,048)			$(508)
Total revenues, net		$196,498			$262,097			$250,652

*	The figure contains revenue generated from sales of our sleeping aid products in 2006.

In evaluating the success of our overall sales and marketing efforts, we consider aggregate total sales through our integrated direct sales and nationwide distribution platforms, as well as the various payments generated by our joint sales and marketing services arrangements. For example, distribution sales of our electronic learning device product line benefit significantly from our TV direct sales programs and our TV brand promotion advertising. Some products, such as our consumer electronics products and collectibles, are sold primarily or exclusively through our direct sales platforms.

The following table sets forth our three best-selling product lines for our direct sales platforms and distribution network by gross revenues and as a percentage of applicable total direct gross revenues and total distribution gross revenues for the indicated periods, together with a reconciliation to net direct sales revenues and net distribution sales revenues:

Product	Brand	Revenues	2006 percentage	Rank	Revenues	2007 percentage	Rank	Revenues	2008 percentage	Rank
		(in thousands, except percentages and ranks)
Direct Sales:
Cell phone	Amoi, Gionee, K-touch, Lenovo, Nokia & Konka	$26,050	24.1%	1	$104,675	56.5%	1	$56,202	32.7%	1
Posture correction product	Babaka				9,403	5.1%	3	19,225	11.2%	3
Neck massager*	Zehom	13,579	12.6%	3
Cosmetics products	Aoya, Cobor, Dr Cell and CMM brand names							23, 399	13.6%	2
Consumer electronics	Soloky, Aptek Net E-cam & Net E-cam	11,959	11.1%	2
Collectibles					19, 235	10.4%	2
Direct Sales-total top three		$51,588	47.7%		$133,313	72.0%		$98,826	57.5%
Other products and marketing services revenues		$56,455	52.3%		$51,845	28.0%		$73,116	42.5%
Total gross revenues		$108,043	100%		$185,158	100%		$171,942	100%
Total sales tax		$(632)			$(866)			$(323)
Total revenues, net		$107,411			$184,292			$171,619

*	The figure contains revenue generated from sales of our sleeping aid products in 2006.

Product	Brand	Revenues	2006 percentage	Rank	Revenues	2007 percentage	Rank	Revenues	2008 percentage	Rank
		(in thousands, except percentages and ranks)

Distribution Sales:
Electronic learning device	Ozing	$53,541	60.0%	1	$43,175	55.4%	1	$35,727	45.1%	1
Posture correction product	Babaka	11,768	13.2%	2	6,722	8.6%	3
Neck massager	Zehom	10,775	12.1%	3
Electronic dictionary products	Meijin							13,897	17.5%	2
Stock tracking software	CPS				11,211	14.4%	2	12,009	15.2%	3
Distribution sales-total top three		$76,084	85.3%		$61,108	78.4%		$61,633	77.8%
Other products and marketing services revenues		$13,084	14.7%		$16,879	21.6%		$17,585	22.2%
Total gross revenues		$89,168	100%		$77,987	100%		$79,218	100%
Total sales tax		$(81)			$(182)			$(185)
Total revenues, net		$89,087			$77,805			$79,033

Comparison of Years Ended December 31, 2006, December 31, 2007 and December 31, 2008

Revenues

Our total net revenues increased from $196.5 million in 2006 to $262.1 million in 2007, and decreased to $250.7 million in 2008, or a 33.4% increase and a 4.4% decrease, respectively. The net decrease of $11.4 million in total net revenues in 2008 primarily reflects a $52.5 million decrease in sales of cell phones and collectibles, with sales of cell phones and collectibles generating revenues of $72.4 million in 2008 compared to $124.9 million in 2007. The decrease in sales of cell phones was primarily due to intensified competition for our cell phone products, and a decrease in the average sales price of our cell phones as a result of the short lifecycle of cell phone products and our strategy to cope with the weakened purchasing power of our customers. The decrease in sales of collectibles was primarily due to decreased demand following the conclusion of the 2008 Beijing Olympics. The net decrease of $11.4 million in total net revenues in 2008 was partially offset by increases of $16.5 million, $14.1 million and $8.2 million in sales of our cosmetics, GPS products and electronic dictionaries, respectively, reflecting a significant increase in revenues from these products, particularly our newly introduced cosmetics products. Despite a decrease in sales of cell phones of $49.3 million from $105.6 million in 2007 to $56.3 million in 2008, our cell phone products line continued to be our top product line in 2008. Our other top product lines in 2008 were our Ozing electronic learning device, which we lowered the selling prices of certain models in the fourth quarter of 2008 as part of our strategy to stimulate sales and generated $46.9 million in revenues, and our Babaka posture correction product, which generated $28.6 million in revenues. The net increase of $65.6 million in total net revenues in 2007 primarily reflects a $101.2 million increase in sales of cell phones, collectibles and our stock tracking software program, with sales of these products collectively generating $141.7 million in gross revenues and cell phones emerging as our top product line in 2007. The $101.2 million increase was partially offset by decreases of $12.4 million, $12.3 million and $20.4 million in sales of our consumer electronics, Ozing electronic learning device, and Zehom neck massager products, respectively, reflecting a significant decline in revenues from our electronic leaving device product which was our top product line in 2006. Included in total net revenues in 2006, 2007 and 2008 were approximately $6.7 million, $16.0 million and $3.2 million in marketing services revenues, respectively, which are mainly generated from our marketing services arrangement with China Unicom. In addition, in 2006, 2007 and 2008, we recognized $4.7 million, $16.8 million and $18.0 million in subscription revenue related to our stock tracking software, respectively, and our deferred revenue balance was $4.2 million, $13.4 million and $12.8 million as of December 31, 2006, 2007 and 2008, respectively.

Direct sales net revenues increased from $107.4 million in 2006 to $184.3 million in 2007, and decreased to $171.6 million in 2008, or a 71.6% increase and a 6.9% decrease, respectively. The net decrease of $12.7 million in direct sales net revenues in 2008 primarily reflects a $51.6 million decrease in sales of cell phones and collectibles, with sales of cell phones and collectibles generating revenues of $72.3 million in 2008 compared to $123.9 million in 2007. As described above, the decrease in sales of cell phones was primarily due to intensified competition, and a decrease in the average sales price of our cell phones as a result of the short lifecycle of cell phone products and our strategy to cope with the weakened purchasing power of our customers. The decrease in sales of collectibles was primarily due to decreased demand following the conclusion of the 2008 Beijing Olympics. The net decrease of $12.7 million in direct sales net revenues in 2008 was partially offset by increases of $16.4 million, $14.4 million and $0.1 million in sales of our cosmetics, GPS products and Meijin electronic dictionary products, respectively, reflecting an increase of 236.0%, 192.7% and 49.0% compared to 2007, respectively. The increase in sales of these products was primarily due to significant increase in sales of certain branded cosmetic products that were not part of our product mix in 2007, increased media spending on our E-roda satellite navigation system product, and sales of our Meijin electronic dictionary which was not part of product mix until the second quarter of 2007. From a product mix perspective, our top three direct sales products in 2008 were cell phones, cosmetics and posture correction products, which accounted for $98.8 million, or 57.5%, of our direct sales net revenues in 2008. In 2008, direct sales net revenues also benefited from an increase in the number of inbound calls to our call centers from 6.9 million in 2007 to 7.3 million in 2008, and an increase in our conversion rate from 16.8% in 2007 to 23.2% in 2008. The net increase of $76.9 million in direct sales net revenues in 2007 primarily reflects a significant increase in sales of cell phones of $78.6 million from $26.1 million in 2006 to $104.7 million in 2007, partially offset by decreases in sales of our GPS products and electronic learning devices from $12.0 million and $8.9 million in 2006 to $1.2 million and $7.0 million in 2007, respectively. These decreases reflect an approximate 52.4% and 20.1% decrease in unit sales of our consumer electronics products in 2006 and 2007, respectively, and an approximate 11.5% and 27.3% decrease in unit sales of our electronic learning devices in 2006 and 2007, respectively. From a product mix perspective, our top three direct sales products in 2007 were cell phones, collectibles and our Babaka posture correction product, which accounted for $133.3 million, or 72.0%, of our direct sales net revenues in 2007. In 2007, direct sales net revenues also benefited from an increase in the number of inbound calls to our call centers from 4.5 million in 2006 to 6.9 million in 2007, partially offset by a decrease in our conversion rate from 19.2% in 2006 to 16.8% in 2007. Also included in direct sales net revenues in 2006, 2007 and 2008 were approximately $6.7 million, $16.0 million and $3.2 million in marketing services revenues, respectively, which are mainly generated from our marketing services arrangement with China Unicom, with the increase in 2007 primarily due to a new project based marketing arrangement with China Unicom with a significant majority recognized in the first half of the year.

Distribution sales net revenues decreased from $89.1 million in 2006 to $77.8 million in 2007, and increased to $79.0 million in 2008, or a 12.7% decrease and a 1.6% increase, respectively. The net increase of $1.2 million in distribution sales net revenues in 2008 was primarily due to slight increases in sales of our Meijin electronic dictionary and Babaka posture correction products, with sales of these two products generating $23.3 million distribution sales revenues in 2008 compared to $12.6 million in 2007. The increase in sales of these products was primarily due to increased demand for these products and our Meijin electronic dictionary which was not part of product mix until the second quarter of 2007. The net increase of $1.2 million in distribution sales net revenues in 2008 was partially offset by a decrease in sales of the Ozing electronic learning device of $7.5 million from $43.2 million in 2007 to $35.7 million in 2008. From a product mix perspective, our top three distribution sales products in 2008 were our Ozing electronic learning device, Meijin electronic dictionary products and stock tracking software, which accounted for $61.6 million, or 77.8% of our distribution sales net revenues in 2008. The net decrease of $4.4 million in distribution sales net revenues in 2007 was primarily due to a $12.3 million, or 19.7%, decrease (based on a 34.0% decline in unit sales) in sales of our electronic learning devices compared to 2006. The decrease in unit sales of our electronic learning devices was primarily due to increasing industry competition and continued higher costs for flash memory in 2007 that began in 2006. Distribution sales net revenues in 2007 were also negatively affected by higher discounts in the third quarter of 2007 offered to our distributors of our electronic learning device products as part of an incentive plan to stimulate sales of the product line in the period. The net decrease of $4.4 million in distribution sales net revenues in 2007 was partially offset by a $9.6 million, or 614.0%, increase in distribution sales of our CPS stock tracking software. From a product mix perspective, our top three distribution sales products in 2007 were our Ozing, electronic learning device, CPS stock tracking software and Babaka posture correction product, which accounted for $61.1 million, or 78.4% of our distribution sales net revenues in 2007.

Cost of Revenues

Our cost of revenues is primarily dependent upon the mix of products and units sold during the relevant period.

Total cost of revenues increased from $73.3 million in 2006 to $123.9 million in 2007 and decreased to $121.1 million in 2008. As a percentage of total net revenues, total cost of revenues was 37.3%, 47.3% and 48.3% in 2006, 2007 and 2008, respectively. The overall decrease in cost of revenues in 2008 was primarily driven by the lower volume of sales of our cell phone products that generally have higher product costs. The overall increase in cost of revenues in 2007 was primarily driven by the increases in volume of sales of our cell phone products, which have higher per unit cost of revenues compared to many of our other products sold during these periods.

Direct sales cost of revenues increased from $32.0 million in 2006 to $85.9 million in 2007 and decreased to $83.4 million in 2008, or a 168.4% increase and a 2.9% decrease, respectively. The overall decrease in 2008 reflects lower sales volume of our cell phone products that generally have higher product costs. The overall increase in 2007 primarily reflects increases in the volume of sales of our cell phone products, which generally have higher product costs. Offsetting the increase in direct sales cost of revenues in 2007 was a significant decrease in unit sales of our electronic learning devices product line and sales of our consumer electronics product line.

Distribution cost of revenues increased from $41.3 million in 2006 to $38.0 million in 2007 and decreased to $37.7 million in 2008 or a 7.9% decline and a 0.8% decrease, respectively. The decrease in 2008 primarily reflected our decision in the fourth quarter 2007 to terminate our prior distribution incentive plan, which offered distributors higher discounts. Such measure improved the gross margins of our Ozing electronic learning devices and Meijin electronic dictionary in 2008. The decrease in 2007 primarily reflected the decrease in unit sales of our neck massager product line sold during such period. Partially offsetting the decrease in 2007 was an increase in the unit costs of our electronic learning devices due to the higher costs of flash memory until about September 2007.

Gross Profit and Gross Margin

The following table sets forth gross profits and gross margins (being gross profit divided by the related net revenues) for our direct sales and distribution sales platforms:

	For the years ended December 31,
	2006		2007		2008
	Gross Profit	Gross Margin	Gross Profit	Gross Margin	Gross Profit	Gross Margin
	(in U.S. dollars)
Direct sales, net	$75,397,498	70.2%	$98,396,972	53.4%	$88,204,777	51.4%
Distribution sales, net	47,827,436	53.7%	39,800,604	51.2%	41,318,182	52.3%

Total	$123,224,934	62.7%	$138,197,576	52.7%	$129,522,959	51.7%

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

Total gross profits increased from $123.2 million in 2006 to $138.2 million in 2007 and decreased to $129.5 million in 2008, or a 12.2% increase and a 6.3% decrease, respectively. The $8.7 million decrease in total gross profits in 2008 reflects a $10.2 million decrease in direct sales gross profits, partially offset by a $1.5 million increase in distribution sales gross profits. Our three best-selling product lines in 2008, our cell phones, electronic learning devices and posture correction product lines, collectively accounted for approximately 48.2% of our gross profit for the same period. The $15.0 million increase in total gross profits in 2007 reflects a $23.0 million increase in direct sales gross profits, partially offset by a $8.0 million decrease in distribution gross profits. Our three best-selling product lines in 2007, our cell phones, electronic learning devices and collectibles product lines, collectively accounted for approximately 61.0% of our gross profit for the same period. Our overall gross margin decreased from 62.7% in 2006 to 52.7% in 2007 and 51.7% in 2008. The gross margin decrease in 2008 was primarily due to a decline in the gross margin of our cell phone products due to our strategy of lowering the price of handset units to stimulate sales, partially offset by a favorable impact of terminating prior distribution discount incentive programs and higher gross margins of our electronic learning products. The gross margin decrease in 2007 was primarily due to the change in our product mix during the period, reflecting a substantial contribution to total revenues from sales of lower margin cell phone products offset by favorable impact of $3.7 million in payments received under our joint sales arrangements in 2007.

The $10.2 million, or 10.4% decrease in gross profits from direct sales in 2008 reflects a decrease in our sales of our cell phone product lines. The $23.0 million, or 30.5% increase, in gross profits from direct sales in 2007 reflects the additional gross profits contributed by newly featured products in the period and marketing services revenues and other payments reducing cost of direct sales revenues generated from our joint sales arrangements in each period.

Gross margin on direct sales decreased from 70.2% in 2006 to 53.4% in 2007 and to 51.4% in 2008. The decrease in gross margin on direct sales in 2008 was primarily due to a decline in the gross margin of our cell phone products due to our strategy of lowering the price of handset units to stimulate sales. The decrease in gross margin on direct sales in 2007 was primarily due to significant increase in unit sales during 2007 of our lower margin cell phone products, offset by favorable impact of our higher margin stock tracking software.

The $1.5 million increase in gross profits from distribution sales in 2008 primarily reflects an increase in revenues due to the discontinuation of a discount incentive program for distributors. The $8.0 million decrease in gross profits from distribution sales in 2007 primarily reflects decreased sales of electronic learning device and our neck massager products line, with declines offset by the favorable impact of our stock tracking software. In 2006, 2007 and 2008, our electronic learning devices product line accounted for 55.6%, 48.0% and 38.9% and our posture correction product line accounted for 16.7%, 9.0% and 12.9%, respectively, of our total gross profits from distribution sales for the period.

Gross margin on distribution sales decreased slightly from 53.7% in 2006 to 51.2% in 2007 and increased slightly to 52.3% in 2008, due primarily to margin compression of our electronic learning devices due to lowered average selling price in the fourth quarter of 2008, higher discounts given to distributors during the third quarter of 2007 and higher unit costs due to continued higher costs of flash memory until September 2007, offset by the favorable impact of sales of our higher-margin stock tracking software.

Operating Income (Expense)

Our total operating income (expense) increased from $(121.6) million in 2006 to $(130.3) million in 2007 and to $(150.6) million in 2008. Total operating expense, as a percentage of total net revenue, decreased from 61.9% in 2006 to 49.8% in 2007 and increased to 60.1% in 2008. Of the total increase in 2008, $10.5 million was attributable to an increase in other selling and marketing expenses; $3.2 million reflected an increase in general and administrative expenses; $8.7 million was due to impairment charges of goodwill and intangible assets; and $3.3 million reflected our share-based compensation charges. These increases were partially offset by a $1.6 million decrease in advertising expenses and $0.5 million increase in other operating income, net. Of the total increase in 2007, $10.7 million was attributable to increase in other selling and marketing expenses and $1.3 million reflected an increase in general and administrative expenses. These increases were partially offset by a $0.6 million decrease in advertising expenses and $2.7 million increase in other operating income, net.

Advertising Expenses

Our advertising expenses decreased slightly from $76.5 million in 2006 to $76.0 million in 2007 and to $74.4 million in 2008. As a percentage of total net revenues, advertising expenses decreased from 39.0% in 2006 to 29.0% in 2007 and increased slightly to 29.7% in 2008. The overall decrease in advertising expenses in 2008 reflects primarily our change in strategy in relation to TV advertising time procurement to achieve better cost control, and the decrease in TV advertising time as a result of the conclusion of the 2008 Beijing Olympics and the major earthquake that struck Wenchuan in the Sichuan province. The overall decrease in advertising expenses in 2007 primarily reflects a decrease in brand advertising in our distribution business and an increase in direct sales advertising costs shared by joint sales partners of $15.6 million, partially offset by an increase in advertising costs for the direct sales business.

Advertising expenses related to purchased TV advertising time increased from $69.0 million in 2006 to $72.0 million in 2007 and decreased lightly to $71.3 million in 2008, or 4.3% growth and 1.0% decrease, respectively. The decrease in purchased TV advertising expenses in 2008 reflects our strategy to selectively lower our purchase of TV advertising time to focus on more cost effective channels and time slots and to adopt a more flexible manner in our procurement to achieve better cost control. The increase in purchased TV advertising expenses in 2007 reflects our change in strategy to focus more of our advertising spending on our TV direct sales programs and to reduce the amount of purchased TV advertising time dedicated solely to brand promotion advertising. Due to regulations affecting our neck massager product, however, brand promotion TV advertising expenses in 2007 decreased by $11.1 million, or 70.3%, to $4.7 million from $15.7 million in 2006. Offsetting the increase in TV advertising expenses in 2006 and 2007 was a $0.6 million or 8.7%, and $3.1 million or 50.8%, decrease in non-TV brand promotion advertising (primarily newspaper advertising), respectively, which expenditures were primarily in support of distribution sales of our oxygen generating devices product line and our neck massager product line. Also offsetting the overall increases in advertising expenses was a decrease in advertising-related reimbursements paid to our distributors from $1.0 million in 2006 to $0.5 million in 2007 and to $0.1 million in 2008. These distributor reimbursements related primarily to our oxygen generating devices, neck massager and posture correction product lines, electronic learning devices product lines, and stock tracking software product lines.

Other Selling and Marketing Expenses

Our other selling and marketing expenses increased from $21.0 million in 2006 to $31.7 million in 2007 and to $42.2 million in 2008, or 51.0% growth and 33.3% growth, respectively. As a percentage of total net revenues, other selling and marketing expenses increased from 10.7% in 2006 to 12.1% in 2007 and to 16.8% in 2008. These increases are primarily attributable to the growth of direct sales and reflect increasing expenditures in advertising production, deliveries, and salaries and commissions for our call center personnel. Of the total increase in 2008, approximately $3.6 million related to increased marketing and promotion expenses, $2.0 million was attributable to increased salaries and benefits primarily due to the growth of third-party bank channel sales and our call center operations, and $5.2 million was attributable to increased packing fees and delivery and handling fees resulting from the increase in total number of products sold. Of the total increase in 2007, approximately $2.1 million related to increased advertisement production expenses, $2.6 million was attributable to increases in delivery costs, and $4.1 million was attributable to increased salaries and benefits primarily due to the growth of our call center operations.

General and Administrative Expenses

Our general and administrative expenses increased from $27.1 million in 2006 to $28.5 million in 2007 and to $31.7 million in 2008, or 5.2% growth and 11.3% growth, respectively. As a percentage of total net revenues, general and administrative expenses decreased from 13.8% in 2006 to 10.9% in 2007, but increased to 12.6% in 2008. Of the total $3.2 million increase in 2008, $2.2 million was attributable to increased research and consulting fees, $1.5 million was attributable to agency and management service fees, $1.1 million was attributable to an increased bad debt provision, $0.8 million was attributable to increased depreciation and amortization and $0.7 million was attributable to increased rental and office fees, partially offset by the $3.1 million decrease in share-based compensation as compared to 2007. The increase in bad debt provision was primarily related to the shared advertising expenses receivable from one of our joint sales partners. Of the total $1.4 million increase in 2007, $2.2 million was attributable to increased salaries and benefits primarily due to the overall increase in our headcount, offset by a decrease of $1.8 million, or 23.2%, in share-based compensation expenses. Of the total $14.8 million in 2006, $5.8 million was attributable to share-based compensation charges, $3.2 million was attributable to offering related costs expensed in 2006, $2.4 million was attributable to increased salaries and benefits primarily due to the overall increase in our headcount and a company-wide salary increase.

Impairment of Goodwill and Intangible Assets

Impairment losses of goodwill and intangible assets for the full year 2008 totaled $8.7 million, which consisted of $1.1 million of impairment loss on intangible assets and $7.6 million of impairment loss on goodwill. In the third quarter of 2008, pursuant to our accounting policy, we evaluated our goodwill and long-lived assets for impairment. We determine the fair value of goodwill and intangibles using income approach. The income approach includes the use of a weighted average of multiple discounted cash flow scenarios, which requires the use of unobservable inputs, including assumptions of projected revenues, expenses, capital spending, and other costs, as well as a discount rate calculated based on the risk profile of our industry. Estimates of projected revenues, expenses, capital spending, and other costs are prepared by management. We recorded a $8.7 million impairment charge on our goodwill and other assets during the third quarter of 2008 to write down these balances to their fair values. Changes in management estimates to the unobservable inputs in our valuation models would change the valuation. The estimated projected revenue is the assumption that most significantly affects the fair value determination.

Other Operating Income, Net

Other operating income, net was $3.1 million, $5.8 million and $6.3 million in 2006, 2007 and 2008, respectively. A majority of other operating income, net in those periods related to our receipt of subsidies from local government agencies for certain taxes paid, including value-added, business and income taxes. We may not be able to enjoy such government subsidies in the future. See Item 3.D, “Key Information—Risk Factors—The discontinuation of any of the preferential tax treatments and government subsidies available to us in the PRC could materially and adversely affect our results of operations and financial condition”. Other operating income, net also includes miscellaneous commission income.

Income (Loss) from Operations

Income from operations increased from $1.6 million in 2006 to $7.9 million in 2007, and to a loss of $21.1 million in 2008. As a percentage of total net revenues, income from operations increased from 0.8% in 2006 to 3.0% in 2007 and decreased to (8.4)% in 2008. In 2008, we recognized impairment losses of goodwill and intangible assets in an aggregate amount of $8.7 million compared to nil in 2007 and 2006, and we recognized $3.3 million in share-based compensation charges compared to $6.5 million in 2007 and $8.7 million in 2006.

The loss also reflects a 33.3% increase in other selling and marketing expenses with a 4.4% decrease in total net revenues and 6.3% decrease in gross profits. The increase as a percentage of total net revenues for 2007 also reflects a 0.7% decrease in advertising costs with a 33.4% increase in total net revenues and 12.2% increase in gross profits.

Other Income (Expenses), Net

Other income (expenses), net was $2.2 million, $16.5 million and $(-0.1) million in 2006, 2007 and 2008, respectively. In 2006, 2007 and 2008, other income (expenses) included $0.8 million, $4.2 million and 2.4 million in interest income, respectively. Other income (expenses) in 2008 included an investment loss of $1.9 million, and in 2007 included an investment gain of $11.6 million, compared to an investment gain of $0.9 million in 2006.

In the third quarter of 2008, we evaluated our available-for-sale securities investments for impairment. We determine the fair value of our investment in an index-linked structure note using a discounted cash flow projection on principal and interest based on assumptions supported by quoted market prices or rates, adjusted for the specific features of these instruments. Based on our evaluation of the factors including the cause and duration of the impairment, the extent to which fair value is below cost and the near-term prospects of the issuers, we believe that the impairment is other-than-temporary as of September 30, 2008 and we recorded a $3.3 million impairment charge on our investment during the third quarter of 2008 to write down our investment to its fair value. Changes in management estimates to the unobservable inputs in our valuation models would change the valuation of the investment.

Income Taxes

We had a net tax benefit of $0.7 million in 2006, a net tax benefit of $1.3 million in 2007 and a net tax expense of $0.8 million in 2008. Because of various special tax rates and incentives in China, our taxes have been relatively low. Our effective income tax rate for 2006, 2007 and 2008 was (18)%, (5)% and (4)%, respectively.

Minority Interest

Minority interests consist of the 49% or less outside ownership interests in our majority-owned subsidiaries. In 2006, 2007 and 2008, the minority interests totaled $0.6 million, $7.1 million and $3.6 million, respectively, primarily reflecting net income generated by Shanghai Yimeng, our subsidiary in charge of our stock tracking software. We may form other majority-owned subsidiaries in the future to secure managerial expertise, acquire complementary and additional distribution networks, or secure product or service distribution rights.

Net Income (Loss)

As a result of the foregoing, net income increased from $3.9 million in 2006 to $18.7 million in 2007 and decreased to a $25.6 million net loss in 2008. As a percentage of total net revenues, net income was 2.0%, 7.1% and (10.2)% in 2006, 2007 and 2008, respectively.

B. Liquidity and Capital Resources

	For the years ended December 31,
	2006	2007	2008
	(in thousands)
Cash and cash equivalents	$40,744.4	$148,743.2	$147,648.8
Net cash provided by operating activities	$1,363.6	$20,471.9	$20,858.9
Net cash provided by (used in) investing activities	$1,952.0	$(29,556.7)	$(12,567.5)
Net cash provided by (used in) financing activities	$81.4	$111,894.3	$(15,915.6)

Operating Activities

As of December 31, 2008, we had $168.8 million in cash, cash equivalents, restricted cash and short-term investments. Net cash provided by operating activities increased from $1.4 million in 2006 to $20.5 million in 2007 and to $20.9 million in 2008. These amounts were adjusted for non-cash items such as minority interest, share-based compensation, goodwill and intangible assets impairment losses, available-for-sales securities impairment losses and depreciation and amortization, and changes in various assets and liabilities such as accounts receivables, inventories, prepaid advertising and other expenses and other current assets and accounts payable. The increase in 2008 was primarily attributable to proceeds from sales of trading securities. The increase in 2007 was primarily attributable to increases in minority interest, proceeds from sales of trading securities and deferred revenue.

Minority interest was $0.6 million, $7.1 million and $3.6 million in 2006, 2007 and 2008, respectively. The change in minority interest in 2008 reflects the performance of our majority-owned subsidiary in selling our stock tracking software products.

Share-based compensation, a non-cash expense, totaled $8.7 million in 2006 following our adoption of SFAS No. 123-R, $6.5 million in 2007 and $3.3 million in 2008.

Impairment losses of goodwill and intangible assets for the full year 2008 totaled $8.7 million, which consisted of $1.1 million of impairment loss on intangible assets and $7.6 million of impairment loss on goodwill. In the third quarter of 2008, pursuant to our accounting policy, we evaluated our goodwill and long-lived assets for impairment. As a result of the evaluation, we recorded a $8.7 million impairment charge on our goodwill and other assets during the third quarter of 2008 to write down these balances to their fair values. In addition, in the third quarter of 2008, we evaluated our available-for-sale securities investments for impairment. As a result of the evaluation, we recorded a $3.3 million impairment charge on our investment in one of our two structure notes during the third quarter of 2008 to write down our investment to its fair value.

Our inventory balances increased from $7.8 million at December 31, 2006 to $16.4 million at December 31, 2007 and to $29.5 million at December 31, 2008. The increase in inventory in 2008 was primarily due to our acquisition of Yiyang Yukang and the related consolidation of Yiyang Yukang’s balance sheet at December 31, 2008. Our accounts receivables increased from $11.7 million at December 31, 2006 to $23.1 million at December 31, 2007 and to $27.7 million at December 31, 2008. The increase in accounts receivables in 2008 was primarily due to our acquisition of Yiyang Yukang and the related consolidation of Yiyang Yukang’s balance sheet at December 31, 2008. Prepaid advertising expenses decreased from $25.4 million at December 31, 2006 to $23.2 million at December 31, 2007 and decreased to $16.8 million at December 31, 2008. Other prepaid expenses and current assets decreased from $10.4 million at December 31, 2006 to $8.1 million at December 31, 2007 and increased to $13.4 million at December 31, 2008. In 2006, 2007 and 2008, we also had an aggregate increase (decrease) of approximately $(0.1) million, $9.5 million and $8.5 million, respectively, in our accounts payable and accrued expenses and other current liabilities over 2006 and 2007, with those increases (decreases) providing cash and utilizing cash, respectively.

As of December 31, 2008, we held approximately $10.1 million in trading securities, which were predominantly initial public ‘A’ shares of Chinese companies, with a small portion consisting of secondary equities of large cap companies in China. Net cash used in trading securities was $2.0 million and $2.8 million in 2006 and 2007, respectively, and net proceeds from trading securities were $9.1 million in 2008.

Investing Activities

Investing activities include purchases of property and equipment, purchases of equity investments in connection with establishment of joint ventures, acquisition of equity interest in a subsidiary, purchases of intangible assets and purchase and disposal of available-for-sale securities. Net cash used in investing activities was $(2.0) million, $29.6 million and $12.6 million in 2006, 2007 and 2008, respectively. Net cash used in investing activities in 2008 reflects expenditures used in the acquisition of subsidiary for $7.0 million and in purchase of property and equipment for $2.9 million. Net cash used in investing activities in 2007 reflects our purchase of office space on Tianlin Road in Shanghai for RMB51.5 million (or approximately $7.5 million) and purchase of available-for-sale securities for $20.0 million. Net cash used in investing activities in 2006 reflects expenditures of $1.7 million in connection with the expansion of our call center. In 2007, we purchased two structure notes for $10.0 million each, which we mark-to-market.

Financing Activities

Financing activities include proceeds from short-term and long-term bank loans, dividend payments, and issuance of capital and stock redemptions. For 2008, we used $16.4 million to repurchase 1,949,747 of our outstanding ADS. For 2007, we used $6.8 million to repurchase 683,000 of our outstanding ADS, received a $9.3 million subscription receivable, and also received $108.9 million in proceeds from our initial public offering, net of issuance costs of $4.3 million. For 2006, our financing activities were primarily receipt of a $0.4 million subscription receivable and a net repayment of $0.3 million in borrowings.

We believe that our current cash and cash equivalents and cash flows from operations will be sufficient to meet our anticipated cash needs for the next 12 months. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments, joint ventures or acquisitions we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The current global liquidity and credit crisis since the second half of 2008 has been having a significant negative impact on the financing abilities of businesses worldwide, including that of our company. If we are not able to generate sufficient cash flow to meet our obligations, we may need to restructure, sell assets, reduce or delay capital investments, or seek additional equity or debt financing. The sale of additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. A shortage of such funds could in turn impose limitations on our ability to plan for, or react effectively to, changing market conditions or to expand through organic and acquisitive growth, thereby reducing our competitiveness. We cannot assure you that future financing will be available in amounts or on terms acceptable to us, if at all.

Capital Expenditures

Our capital expenditures totaled $1.7 million, $9.2 million and $2.9 million in 2006, 2007 and 2008, respectively. Our capital expenditures consisted principally of the purchases of property and equipment, investments in buildings related to expansions and upgrades to our call centers and offices and purchases of management information systems. In 2008, our capital expenditures primarily consisted of office decoration of two floors (approximately 3,900 square meters) of a building located on Tianlin Road, Shanghai which we purchased as office space pursuant to a purchase agreement executed in September 2007 for RMB51.5 million. During the first quarter of 2009, we obtained a fifty-year land use right of a piece of land in Qingpu district of Shanghai for aggregate consideration of approximately RMB50 million (approximately $7.3 million). We plan to use the land to build a warehouse or a call center, and to establish a factory for manufacturing our proprietary branded products as part of our strategy to develop infrastructure for building a future home shopping business in the next three to five years. We expect to use proceeds from our initial public offering and cash generated from operating activities to fund these planned capital expenditures.

Critical Accounting Policies

We prepare our financial statements in conformity with U.S. GAAP, which requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities on the date of the financial statements and the reported amounts of net revenues and expenses during the financial reporting period. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates. Some of our accounting policies require higher degrees of judgment than others in their application. We consider the policies discussed below to be critical to an understanding of our financial statements as their application places the most significant demands on our management’s judgment.

Share-based Compensation

The costs of share-based payments are recognized in our consolidated financial statements based on their grant-date fair value over the required period, which is generally the period from the date of grant to the date when the share compensation is no longer contingent upon additional service, or the vesting period. We determine fair value of our share options as of the grant date using the Black-Scholes-Merton (“BSM”) option pricing model. Under this model, we make a number of assumptions regarding fair value including the maturity of the options, the expected volatility of our future ordinary share price, the risk free interest rate and the expected dividend rate. Determining the value of our share-based compensation expense in future periods also requires the input of highly subjective assumptions around estimated forfeitures of the underlying shares. We estimate our forfeitures based on past employee retention rates, our expectations of future retention rates, and we will prospectively revise our forfeiture rates based on actual history. Our compensation charges may change based on changes to our actual forfeitures.

Revenue Recognition

We recognize net revenue for sales through our direct sales platforms upon delivery of the products to, and acceptance by, our customers. These revenues are recognized net of sales tax incurred. We rely significantly on EMS and local delivery companies to deliver products sold through our direct sales platforms. It generally takes one to seven days for a product to be delivered by EMS and local delivery companies, with these companies regularly reporting to us product delivery status. Of the total attempted product deliveries in 2006, 2007 and 2008, approximately 23%, 25% and 25%, respectively were unsuccessful due to customers’ refusal to accept a product upon delivery or failure to successfully locate the delivery address. Generally, the higher a product’s sales price and the longer the amount of time between ordering and delivery, the more likely a customer may refuse product delivery. For unsuccessful deliveries, EMS and local delivery companies are required to return the undelivered products to us. It generally takes EMS two to three weeks, and local delivery companies seven days, to return the undelivered products to us. Direct sales revenues for 2006, 2007 and 2008 have been adjusted based on actual unsuccessful product deliveries experience.

Our customer loyalty program for direct sales includes coupon discounts and membership points. We net the cost of these promotional activities against revenue at the time revenue is recorded. We use historical trend experience to accrue costs associated with cash coupon discounts and membership points.

Pursuant to joint sales arrangements, we generate direct sales revenues from the sale of a featured product or service through our TV direct sales programs. Our joint sales partner also sells the featured product or service through its own distribution channels. In exchange for the sales support provided by our TV direct sales programs, we also receive additional payments based on sales through our sales partners’ own distribution channels. These payments are recorded as a reduction to cost of direct sales revenues via a reduction in the purchase price of the products purchased by us from our sales partners, similar to a vendor rebate. Payments received from our joint sales partners to share a portion of the related TV advertising expense under certain joint sales arrangements are recorded as a reduction to our TV advertising expense.

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

We generate revenue from annual subscription fees from subscribers for our stock tracking software, which includes access to our initial software CD containing data analysis tools and services. Upon receipt by us or one of our distributors of the upfront cash payments from the subscriber, we provide an access code to the subscriber and will activate the subscriber’s account when the subscriber first logs on. This will commence the one-year subscription period and the full payment will be deferred and recognized ratably over the one-year subscription period. After the initial subscription period, users can subscribe for additional one-year renewal periods. The pricing of the initial subscription fee and renewal fee is the same regardless of whether it is sold by us or through our distribution network. Because the data services are essential to the functionality of the software analysis tools, we recognize revenue ratably over the one-year subscription period. For 2008, we recognized $18.0 million in relation to subscription revenue and at December 31, 2008 our deferred revenue balance was $13.0 million.

Goodwill Valuation

We account for goodwill and indefinite-lived intangibles in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets,” or SFAS 142. SFAS No. 142 states that goodwill and indefinite-lived intangible assets are not amortized, but are instead reviewed for impairment annually (or more frequently if impairment indicators arise). We conduct our annual impairment testing to determine if we will be able to recover all or a portion of the carrying value of goodwill and indefinite-lived intangibles.

The application of the impairment test requires judgment, including the identification of reporting units, assignments of assets and liabilities to reporting units and the determination of the fair value of each reporting unit. Further, the impairment test involves the use of accounting estimates and assumptions related to future operating results. The significant assumptions regarding our future operating performance are revenue growth rates, discount rates and a terminal multiple. Consistent with the requirements of SFAS No. 142, the fair values of our reporting units are generally based on discounted cash flow projections that are believed to be reasonable under current and forecasted circumstances, the results of which form the basis for making judgments about carrying values of the reported net assets of our reporting units.

In 2006 and 2007, we performed an annual goodwill impairment test on April 30. In 2008, however, we changed the annual goodwill impairment testing day to October 1, and therefore in 2008 we performed the goodwill impairment test on both April 30 and October 1. We considered this change to be preferable because it allows us to use more current financial information and matches our business plan timing. This change in the method of applying accounting principle does not delay, accelerate or avoid an impairment charge or affect our financial statements. During the goodwill impairment test conducted in 2008, we recognized $7.6 million goodwill impairment loss for 2008.

We will continue to closely monitor the 2009 results and projections for our reporting units and the economic conditions of the product end-markets. Any significant change in market conditions and estimates or judgments could give rise to impairment in the period that the change becomes known.

Income taxes

Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, net operating loss carry forwards and credits, by applying enacted statutory tax rates applicable to future years.

We record a valuation allowance to reduce our deferred tax assets to the amount that we believe is more likely than not to be realized. When we determine that we would not be able to realize all or part of our deferred tax assets in the future, an adjustment to the valuation allowance would be charged to income in the period such change occurred.

Other Intangible Assets

Prior to performing the goodwill impairment testing process for a reporting unit under SFAS 142, if there is reason to believe that other non-goodwill related intangible assets may be impaired, these other intangible assets must first be tested for impairment under SFAS No. 142 or SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” or SFAS No. 144. Assets governed by SFAS No. 144 require a recoverability test for impairment whereby the gross undiscounted cash flows are determined specific to the asset. For non-goodwill related indefinite-lived assets, a fair value determination is made. If the carrying value of the asset exceeds the fair value, then impairment occurs. The carrying values of these assets are impaired as necessary to provide the appropriate carrying value for the goodwill impairment calculation.

These impairment tests also involve the use of accounting estimates and assumptions believed to be reasonable, the results of which form the basis for our conclusions. Significant changes to these estimates and assumptions could adversely impact our conclusion to these impairment tests.

Impairment of Long-lived Assets

We evaluate our long-lived assets and definite life intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When these events occur, we measure impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, we recognize an impairment loss based on the fair value of the assets.

The determination of fair value of the long-lived assets and definite life intangibles acquired involves certain judgments and estimates. These judgments can include, but are not limited to, the cash flows that an asset is expected to generate in the future. This analysis also relies on a number of factors, including changes in strategic direction, business plans, regulatory developments, economic and budget projections, technological improvements, and operating results. Any write-downs would be treated as permanent reductions in the carrying amounts of the assets and an operating loss would be recognized.

Fair Value of Financial Instruments

The carrying value of cash and cash equivalents, restricted cash, accounts receivable, notes receivable, accounts payable and notes payable approximate their fair values due to the short-term maturity of these instruments. Fair value of investment in equity securities without readily determined fair value was determined based on the discounted cash flow model, using unobservable inputs mainly including assumptions about expected future cash flows based on information supplied by the investee, degree of liquidity in the current credit markets and discounted rate.

Financial Instruments Measured at Fair Value

A number of our financial instruments are carried at fair value with changes in fair value recognized in earnings or accumulated comprehensive income each period. We make estimates regarding valuation of assets and liabilities measured at fair value in preparing the consolidated financial statements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the “exit price”) in an orderly transaction between market participants at the measurement date.

In determining fair value, we use various valuation approaches. A hierarchy for inputs is used in measuring fair value that maximizes the use of observable prices and inputs and minimizes the use of unobservable prices and inputs by requiring that the observable inputs be used when available. The hierarchy is broken down into three levels, wherein Level 1 uses observable prices in active markets for identical assets and liabilities, and Level 3 consists of valuation techniques that incorporate significant unobservable inputs and therefore require the greatest use of judgment. In periods of market dislocation, such as those experienced in fiscal 2008, the observability of prices and inputs may be reduced for many instruments. This condition could cause an instrument to be reclassified from Level 1 to Level 2 or Level 2 to Level 3. In addition, a continued downturn in market conditions could lead to further declines in the valuation of many instruments. For further information on the fair value definition, Level 1, Level 2 and Level 3 hierarchy, and related valuation techniques, see Notes 2 and 5 to the consolidated financial statements.

C. Research and Development

We spent $0.1 million, $0.1 million and $1.1 million in research and development in 2006, 2007 and 2008, respectively. The increase in research and development expenses in 2008 was primarily due to the development of Level II, our upgraded stock tracking software.

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2006 to December 31, 2008 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Off-Balance Sheet Arrangements

The affiliated companies in which we have non-significant influence are accounted for using cost method of accounting. Dividends received that are distributed from the net accumulated earnings of the investee will be recognized in our consolidated statements of operations. Dividends received in excess of earnings will be recorded as reductions of cost of the investment. A series of operating losses of the investee or other factors may indicate that a decrease in value of the investment has occurred which is other-than-temporary and should accordingly be recognized.

The affiliated companies in which we have significant influence are accounted for using equity method of accounting. The share of earnings or losses of the investee will be recognized in our consolidated statements of operations and adjusts the carrying amount of the investment. Dividends received will reduce the carrying amount of the investment. A series of operating losses of the investee or other factors may indicate that a decrease in value of the investment has occurred which is other-than-temporary and should accordingly be recognized even though the decrease in value is in excess of what would otherwise be recognized by application of the equity method accounting.

In July 2008, we invested in 30% of the equity interests in Kela (Hong Kong) Jewelry Investment Limited (“Kela”) for a consideration of $1.2 million in cash. Due to the 30% voting interests we have in Kela, we account for this investment using the equity method of accounting. Our equity in losses of Kela in 2008 was $40,939 and was recognized in the consolidated statements of operations.

As part of our ongoing business, we generally do not participate in transactions that generate relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which are often established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. Save as disclosed above, all of our subsidiaries and joint ventures are at least 51% majority owned by us. These subsidiaries and our affiliated companies are fully included in our financial statements.

F. Tabular Disclosure of Contractual Obligations

A summary of our contractual obligations at December 31, 2008 is as follows:

Contractual obligations	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)
Operating leases*	$2,672	$1,839	$780	$23	$30
Advertising commitments**	$63,650	$63,650	—	—	—
Total	$66,322	$65,489	$780	$23	$30

*	Operating leases are for office premises and buildings.
**	Contractual advertising commitments, of which $16.2 million were prepaid as of December 31, 2008.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth certain information relating to our directors and executive officers as of the date of this annual report. The business address of each of our directors and executive officers is 18/F, 20th Building, 487 Tianlin Road, Shanghai 200233, People’s Republic of China.

Name	Age	Position/Title
James Yujun Hu	45	Chairman of the board of directors, chief executive officer
Don Dongjie Yang	41	Director, president
Guoying Du	35	Director, vice president
Robert W. Roche	46	Director
Andrew Y. Yan	51	Director
Denny Lee	41	Independent Director
Shujun Li	37	Independent Director
Ying Wu	49	Independent Director
Joe Zhixiong Zhou	47	Independent Director
Gordon Xiaogang Wang	45	Vice president, chief financial officer
David Chenghong He	44	Vice president
Ella Man Lin	37	Vice president
Kevin Guohui Hu	45	Vice president

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

Don Dongjie Yang is a co-founder, director and the president of our company. Mr. Yang was our chief executive officer and president before James Yujun Hu joined us and is currently responsible for our call center operations and development of new business opportunities. Prior to co-founding our company in 1998, Mr. Yang was a partner of J&J Partners from 1996 to 1997. He also acted as general manager of Bei Shang Printing Co., Ltd. from 1993 to 1995. Mr. Yang studied Law at Peking University from 1986 to 1989.

Guoying Du is a director and vice president of our company. He is currently responsible for our nationwide distribution business. Prior to his appointment as vice president in 2005, Mr. Du was the general manager of

Shanghai HJX, one of our subsidiaries, starting in 2004. Mr. Du served as general manager of Beijing BABAKA Technology Development Co., Ltd. from 1997 to 2004. During the period from 1995 to 1997, Mr. Du worked with Huasheng Industrial Trading Co., Ltd. as a manager. Mr. Du graduated from Henan Normal University in 1994 majoring in Chinese Literature.

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

Andrew Y. Yan is a director of our company. He is the managing partner of SAIF Partners III and SB Asia Investment Fund II L.P., and president & executive managing director of Softbank Asia Infrastructure Fund. Before joining Softbank Asia Infrastructure Fund in 2001, Mr. Yan was a managing director and the head of the Hong Kong office of Emerging Markets Partnership. From 1994 to 1995, he was the director responsible for strategic planning and business development for the Asia Pacific region at Sprint International Corporation. Mr. Yan has also worked as a research fellow at the Hudson Institute in Washington, D.C., the World Bank and the State Commission for Economic Restructuring of the State Council of the PRC. Mr. Yan was elected as “Venture Capitalist of the Year” in 2004 and “Top-Ten Venture Investors in 2005” by China Venture Capital Association. He was also selected as one of the “Fifty Finest Private Equity Investors in the World” by the Private Equity International in 2007. He is currently an independent non-executive director of China Oilfield Services Ltd., China Resources Land Ltd., Fosun International Ltd., Stone Group Holdings Ltd.; Non-executive Director of Digital China Holdings Ltd.; and Director of ATA Inc., Giant Interactive Group Inc. and Eternal Asia Supply Chain Co., Ltd. (all eight companies are listed in the Hong Kong Stock Exchange, NYSE, NASDAQ or China). Mr. Yan received a master of arts degree from Princeton University and a master of arts degree from Peking University, as well as a bachelor’s degree in Engineering from the Nanjing Aeronautic Institute.

Denny Lee is an independent director of our company Mr. Lee was the chief financial officer of NetEase.com Inc., a Nasdaq-listed company and one of the China’s leading Internet and online game services providers. Prior to joining NetEase, Mr. Lee worked in the Hong Kong office of KPMG for more than ten years where he specialized in auditing international clients. Mr. Lee currently serves on the board of directors of NetEase, and also serves as an independent director and chairman of the audit committees of two NYSE listed companies, New Oriental Education & Technology Group Inc. and Gushan Environmental Energy Limited. Mr. Lee graduated from Hong Kong Polytechnic University and majored in accounting. Mr. Lee is a member of the Chartered Association of Certified Accountants and the Hong Kong Institution of Certified Public Accountants.

Shujun Li is an independent director of our company. Mr. Li is currently the president and a director of TB Management Ltd. He is also a director of Yingli Green Energy Holding Company Limited. Before joining TB Management, he served as Shanda Interactive Entertainment Limited’s chief financial officer since November 2003 and vice president since July 2003. Mr. Li previously served as Shanda’s director of investment and overseas business from March 2002 to July 2003. Prior to joining Shanda, Mr. Li served as a fund manager responsible for the establishment of Zhongrong Fund Management Company from January 2001 to October 2001 and as senior manager at the international business department of China Southern Securities Co., Ltd. from August 1997 to December 2000. Mr. Li holds a PhD degree in History of Economic Thought from Nankai University, a master’s degree in Economics from Nankai University, and a bachelor’s degree in English from Hebei Normal University.

Ying Wu is an independent director of our company. Mr. Wu has served as the general partner of CTC Capital since October 2007. Prior to joining CTC Capital, Mr. Wu served as UTStarcom, Inc.’s executive vice president and board vice chairman from October 1995 to June 2007. Mr. Wu also served as the president and chief executive officer of one of UTStarcom’s subsidiaries from October 1995 to June 2007. Mr. Wu was a co-founder of, and from February 1991 to September 1995 served as senior vice president of, StarCom Network Systems, Inc., a company that marketed and distributed third party telecommunications equipment. In September 1995, StarCom Network Systems merged with Unitech Telecom to form UTStarcom. From 1988 to 1991, Mr. Wu served as a member of the technical staff of Bellcore Laboratories. From 1987 to 1988, Mr. Wu served as a consultant at AT&T Bell Laboratories. Mr. Wu also serves as a director of AsiaInfo Holdings, Inc. He holds a B.S. in Electrical Engineering from Beijing Industrial University and an M.S. in Electrical Engineering from the New Jersey Institute of Technology.

Joe Zhixiong Zhou is an independent director of our company. He is a founder and managing partner of Keytone Ventures and an affiliate partner of Kleiner Perkins Caufield & Byers (KPCB) China Fund. From March 2007 to March 2008, he was a managing partner of KPCB China Fund. Prior to that time, he was a partner with SAIF Partners, managing SB Asia Infrastructure Fund and SB Asia Investment Fund II L.P. from 2000 to 2001. Mr. Zhou worked for Softbank China Venture Capital as head of its Beijing office. From 1995 to 1999, Mr. Zhou was a vice president in UTStarcom (China) Co, Ltd., a Softbank investment in China. Prior to 1995, Mr. Zhou worked for Lepton Inc as a project manager and for AI&I Bell Laboratories as a technical consultant. Mr. Zhou received a bachelor’s degree in Semiconductors from Beijing Polytechnic University in 1982, and a master’s degree in Electrical Engineering from the New Jersey Institute of Technology in 1990.

Gordon Xiaogang Wang joined us in 2005 as chief financial officer. Mr. Wang has over 12 years of experience in corporate finance and strategic business development. From 2003 until he joined us, Mr. Wang served as chief financial officer and executive vice president of Chaoda Modern Agriculture Limited. Mr. Wang also served as director of investor relations at Legend Group Limited from 2002 to 2003. Prior to that, Mr. Wang held positions in various organizations, including JingTai Securities (Hong Kong), MeetChina.com, Schroders Asia Limited and Morgan Stanley Asia Limited. Mr. Wang received a bachelor’s degree in Mechanical Engineering from Tianjin University in 1985, a master’s degree in Computer Aided Engineering from Rutgers University in 1989, and an MBA degree from the University of Chicago in 1994.

David Chenghong He is a vice president of our company. Mr. He has been our vice president in charge of financial management since he joined us in 2000, and is currently responsible for the management of our financial systems, logistics and payment systems. Prior to joining us, Mr. He served as the vice president in charge of finance at TVS, one of the China’s first TV home shopping companies. From 1987 to 1997, Mr. He worked at China Huajing Electronic Co., Ltd. as manager of the finance department. Mr. He received a bachelor’s degree in Information Engineering and a master’s degree in Business Administration from Xidian University. He is also a registered public accountant in Canada.

Ella Man Lin is a vice president of our company. Ms. Lin joined us in 2000 and has been responsible for our product development, supplier management and human resources management since that time. Prior to joining us, she served as the manager of the human resources department at TVS, one of China’s first TV home shopping companies. From 1994 to 1996, Ms. Lin headed Guangzhou Broadcasting Equipment Company TV sales in Sichuan province. Ms. Lin received a bachelor’s degree in Applied Electronics from Chengdu University of Electronic Science & Technology in 1994, and an EMBA from Hong Kong University of Science and Technology in 2006.

Kevin Guohui Hu is a vice president of our company. Mr. Hu was the general manager of our media department before his promotion to vice president in 2005. He is currently responsible for our media purchasing, planning and management. Prior to joining us in 2000, Mr. Hu served as the general manager in charge of media and assistant president at TVS, one of China’s first TV home shopping companies. Mr. Hu’s prior working experience includes employment with Unrise Department Co., Ltd. from 1995 to 1996, Hengyang Steel Tube Company from 1989 to 1995, and Oxygen Company of Panzhihua Steel Group from 1983 to 1989. Mr. Hu received a bachelor’s degree in Chemistry from Central South University in 1983.

B. Compensation

Compensation of Directors and Executive Officers

In 2008, the aggregate cash compensation earned by our executive officers, including all of our directors, was approximately $1.4 million. For information regarding options granted to officers and directors, see “—Equity Incentive Plans”. We do not pay or set aside any amounts for pensions, retirement or other benefits for our officers and directors.

Equity Incentive Plans

The board of directors of China DRTV adopted a 2005 Equity Incentive Plan, or the 2005 Plan, on March 18, 2005. On June 30, 2005, the board of China DRTV approved a 2005 Equity Incentive Plan B, or the 2005 Plan B, in connection with China DRTV’s acquisition of the 49% minority interest of Shanghai HJX not already owned by China DRTV at that time. On March 31, 2006, Acorn International assumed all of the options that had been granted under the 2005 Plan and the 2005 Plan B in connection with its acquisition of all of the outstanding shares of China DRTV in exchange for the issuance of shares by Acorn International to the shareholders of China DRTV. The board of directors of China DRTV terminated the 2005 Plan and the 2005 Plan B after the assumption by Acorn International of all of the options that had been granted under the 2005 Plan and the 2005 Plan B. Our 2006 Equity Incentive Plan, or the 2006 Plan, was adopted by the board of directors of Acorn International on May 1, 2006.

All of our incentive plans are intended to promote our success and to increase shareholder value by providing an additional means to attract, motivate, retain and reward selected directors, officers, employees and other eligible persons.

Each of our incentive plans permits us to issue options to purchase our ordinary shares and to issue stock appreciation rights, or SARs, which entitle the SAR holder to acquire the benefit of any appreciation in the value of the underlying ordinary shares. Options and SARs granted under our incentive plans generally do not vest unless the grantee remains employed by us or in service with us on the given vesting date. However, in circumstances where there is a death or disability of the grantee, or a change in the control of our company, the vesting will be accelerated to permit immediate exercise of all options and SARs granted to a grantee. In addition, the vesting of options and SARs held by a director who is appointed by the holders of our preferred shares who terminates his service will be accelerated to permit immediate exercise of all options and SARs granted to such director upon termination of that director’s service with us.

Generally, to the extent that an outstanding option or SAR initially granted under the 2005 Plan, the 2005 Plan B or the 2006 Plan has not vested by the date when the grantee’s employment or service with us terminates, the option or SAR will terminate and become unexercisable, except as described above.

Initially, the number of ordinary shares reserved under the 2005 Plan was 7,250,000. Upon attainment of certain financial benchmarks meant to measure business performance, which were set forth in our share subscription agreement with SB Asia Investment Fund II L.P. and other parties thereto, we approved an amendment to the 2005 Plan on November 4, 2005 to increase the number of ordinary shares reserved under the 2005 Plan by 1,350,000. As a result, an aggregate of 8,600,000 ordinary shares were reserved under the 2005 Plan. Under the 2005 Plan, we granted:

•

options to purchase 6,663,964 ordinary shares to certain of our directors, officers and employees on March 18, 2005. Each of these options has an exercise price of $1.58 per share and vest as to 25% of the options on the grant date and, except as described below, the remaining 75% of these options vest in 36 equal monthly installments thereafter.

•

options to purchase 371,945 ordinary shares to one of our officers and one of our employees on September 1, 2005. Each of these options has an exercise price of $1.66 per share and vest as to 25% of the options on the grant date and the remaining 75% of these options vest in 36 equal monthly installments thereafter.

•

options to purchase 1,350,000 ordinary shares to our directors, officers and employees on November 4, 2005. At the time of the grant, each of these options had an exercise price of $5.00 per share and was fully vested.

An aggregate of 815,366 ordinary shares were reserved under the 2005 Plan B. On August 20, 2005, we granted options to purchase a total of 667,117 ordinary shares under the 2005 Plan B to certain officers and employees. Each of these options has an exercise price of $1.66 per share and vest as to 25% of these options became vested on the grant date and the remaining 75% of these options vest in 36 equal monthly installments thereafter.

An aggregate of 24,133,000 ordinary shares were reserved under the 2006 Plan, of which 9,053,026 are subject to issuance upon exercise of options originally granted under the 2005 Plan and the 2005 Plan B, which were assumed by Acorn International.

On May 1, 2006 we granted under the 2006 Plan:

•

SARs with respect to 3,260,000 of our ordinary shares to certain directors, officers, employees and consultants, or A-type SARs. At the time of grant, each of these A-type SARs had an exercise price of $7.00 per ordinary share and vest as to 25% of these grants of A-type SARs on the grant date and the remaining 75% of the A-type SARs vest in 36 equal monthly installments from May 2006 thereafter.

•

SARs with respect to 1,580,000 ordinary shares to certain directors, officers, employees and consultants, or B-type SARs, subject to certain performance vesting requirements. Each of these B-type SARs had an exercise price of $7.00 per ordinary share. In addition to the requirement that the grantee remains under our employment or in service with us on the given vesting date, the vesting of each B-type SARs was subject to our satisfaction of a certain performance target. Because we did not meet the agreed performance target for the vesting of B-type SARs, the B-type SARs that we issued were forfeited.

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

On July 6, 2006, we granted SARs with respect to 370,000 of our ordinary shares under the 2006 Plan to certain directors, officers, employees and consultants. At the time of grant, each of these SARs had an exercise price of $7.00 per ordinary share. SARs with respect to 257,500 shares were fully vested at the time of grant with the remaining SARs to be vested in 36 equal monthly installments beginning in July 2006.

On September 27, 2006, we modified the exercise price of options granted on November 4, 2005 from $5.00 per ordinary share to $3.00 per ordinary share, and certain A-type SARs granted on May 1, 2006 and SARs granted on July 6, 2006 from $7.00 per ordinary share to $3.50 per ordinary share. On the same date, we granted additional A-type SARs with respect to 2,076,100 of our ordinary shares under the 2006 Plan to certain directors, officers, employees and consultants. Each of these A-type SARs has an exercise price of $3.50 per ordinary share and vested as to 25% of these A-type SARs on the grant date and the remaining 75% of the A-type SARs vest in 36 equal monthly installments beginning in September 2006 thereafter.

On April 3, 2007, we granted Plan A-type SARs with respect to 1,030,000 of our ordinary shares under the 2006 Plan and D-type SARS with respect to 750,000 of our ordinary shares to certain directors, officers and employees. The vesting of our D-type SARs was subject to our satisfaction of a certain performance target. We subsequently met the target and all of the D-type SARs have vested. Of the 1,030,000 A-type SARs, 25% of these grants were fully vested at the time of grant and the remaining 75% to be vested in 36 equal monthly installments beginning in April 2007. Each of these A-type SARs and D-type SARs has an exercise price of $4.50 per share.

On April 16, 2007, we granted A-type SARs with respect to 85,000 of our ordinary shares under the 2006 Plan to certain employees. Each of these SARs has an exercise price of $4.50 per share and vest as to 25% of these A-type SARs on the grant date and the remaining 75% of these A-type SARs vest in 36 equal monthly installments beginning in April 2007.

Each of the above SARs will be settled upon exercise solely in ordinary shares. Upon exercise, a holder of an SAR will receive ordinary shares having a market price, on the date of exercise, equal to the excess of the fair market value of our ordinary shares on the date of exercise over the exercise price of the applicable SAR.

Our board of directors may amend, alter, suspend, or terminate the 2006 Plan at any time, provided, however, that our board of directors must first seek the approval of the participants in the 2006 Plan if such amendment, alteration, suspension or termination would adversely affect the rights of participants under any option granted prior to that date. The 2006 Plan will terminate on April 30, 2016 without further action by our board of directors.

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

For risks related to registrations required of our PRC option holders, see Item 3.D, “Key Information—Risk Factors—Risks Relating to China—A failure by PRC individuals who hold shares or share options granted pursuant to an employee share option or share incentive plan to make any required applications and filings could expose our PRC individual option holders to liability under PRC law”.

Employment Agreements

We have entered into employment agreements with each of our executive officers. Pursuant to these employment agreements, we may terminate their employment for cause at any time, without notice or remuneration, for certain acts, including, but not limited to, acts of personal dishonesty in connection with an executive officer’s employment by us which are intended to result in the executive officer’s substantial personal enrichment or reasonably likely to materially harm us, any conviction of a crime which our board of directors reasonably believes has had or will have a material detrimental effect on our reputation or business, willful misconduct that is materially injurious to us, or continued violations of an executive officer’s obligations to us after we have delivered a written demand for compliance. Pursuant to these employment agreements, an executive officer may terminate his or her employment upon a material reduction of, or removal from, his or her duties, position or responsibilities without the executive officer’s express written consent, a material reduction of the executive officer’s compensation or benefits, a material reduction of the facilities and perquisites available to the executive officer without express prior written consent, or the relocation of the executive officer to a facility or location more than 50 miles from his or her current location without his or her express prior written consent, but in each case only if we fail to cure these issues within a reasonable time. Upon the occurrence of any events giving rise to a termination by an executive officer of his or her employment, the departing executive officer will be entitled to receive a severance payment equal to one year of his or her annualized base salary. An executive officer may also terminate his or her employment for other reasons or no reason at all after providing at least 30 days prior written notice in which case the departing executive officer will not be entitled to receive any severance payments. We may terminate the employment of any of our executive officers without cause by giving him or her at least 30 days prior written notice. In the case of termination without cause, the executive officer will be entitled to a severance payment in an amount equal to one year of his or her annualized base salary.

Each executive officer has agreed to hold, both during and after his or her employment agreement expires or is terminated, in strict confidence and not to use, except for our benefit (including our affiliated entities and our subsidiaries), any proprietary or confidential information, including technical data and trade secrets of our company or the confidential information of any third party, including our affiliated entities and our subsidiaries, that we receive. Each executive officer has also agreed to disclose to us and hold in trust for us all of the inventions, ideas, designs and trade secrets conceived of by him or her during the period that he or she is employed by us, and to assign all of his or her interests in such intellectual property to us. In addition, each executive officer has agreed that, while employed by us and for a period of two years after termination of his or her employment, he or she will not:

•	serve, invest or assist in any business that competes with any significant aspect of our business or our affiliated entities’ business; or

•	solicit, induce, recruit or encourage any person to terminate his or her employment or consulting relationship with us or our affiliated entities.

C. Board Practices

Duties of Directors

Under Cayman Islands law, our directors have a duty of loyalty to act honestly and in good faith with a view to our best interests. Our directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our amended and restated memorandum and articles of association. We have the right to seek damages if a duty owed to us by our directors is breached.

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

Terms of Directors and Executive Officers

We currently have nine directors on our board of directors. We have a staggered board of directors, which means our directors, excluding our chief executive officer, are divided into three classes, with a portion of our board of directors standing for election every year. At the 2009 annual general meeting, the terms of office of Robert R. Roche, Shujun Li and Ying Wu will expire. At the 2010 annual general meeting, the terms of office of Guoying Du, Denny Lee and Don Dongjie Yang will expire. At the 2011 annual general meeting, the terms of office of Joe Zhixiong Zhou, Andrew Y. Yan will expire. Our chief executive officer will have the right to remain a director so long as he continues to serve as our chief executive officer.

All of our officers are appointed by and serve at the discretion of our board of directors and are elected by, and may be removed by, a majority vote of our board of directors.

Board Committees

Our board of directors has established an audit committee, a compensation committee and a corporate governance and nominating committee.

Audit Committee

Our audit committee consists of Denny Lee, Shujun Li and Joe Zhixiong Zhou. Denny Lee is the chairman of our audit committee and is a director with accounting and financial management expertise as required by the corporate governance rules of the New York Stock Exchange, or the NYSE Rules. Each member of our audit committee satisfies the “independence” requirements of the NYSE Rules and meets the criteria for independence set forth in Section 10A(m)(3) of the U.S. Securities Exchange Act of 1934, or the Exchange Act.

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

•

obtaining and timely reviewing reports from the independent auditor regarding all critical accounting policies and practices to be used by our company, all alternative treatments of financial information within U.S. GAAP that have been discussed with management, and all other material written communications between the independent auditor and management;

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

Corporate Governance

Our board of directors has adopted a code of ethics, which is applicable to our senior executive and financial officers. In addition, our board of directors has adopted a code of conduct, which is applicable to all of our directors, officers and employees. Our code of ethics and our code of conduct are publicly available on our website at http://eng.chinadrtv.com/.

In addition, our board of directors has adopted a set of corporate governance guidelines. The guidelines reflect certain guiding principles with respect to our board of directors’ structure, procedures and committees. The guidelines are not intended to change or interpret any law or our amended and restated memorandum and articles of association.

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

Summary of Corporate Governance Differences

As a foreign private issuer with shares listed on the NYSE, we are required by Section 303A.11 of the NYSE’s Listed Company Manual to disclose any significant ways in which our corporate governance practices differ from those followed by U.S. domestic companies under NYSE listing standards. A summary of the differences between our current corporate governance practices and the NYSE corporate governance requirements applicable to domestic U.S. companies can be found on our website at http://eng.chinadrtv.com/ html/ir/corporate_governance.html.

D. Employees

As of December 31, 2006, 2007 and 2008, we had 1,768, 1,778 and 1,937 employees, respectively. The most labor intensive area of operation is our call center operations, which employed approximately 46% of our total employees in 2008. The salary for call center employees includes a base salary plus a variable amount based on an incentive bonus structure. The following table sets forth the number of our employees categorized by our areas of operation and as a percentage of our total workforce as of December 31, 2008:

Operations	Number of employees	Percentage of total
Call center	804	41.5%
Inbound call center	481	24.8
Outbound call center	323	16.7
Distribution management	146	7.5
Manufacturing	106	5.5
Management and administration	145	7.5
Product development	98	5.1
Customer service	120	6.2
Order fulfillment	100	5.2
Sales and marketing (including media planning)	241	12.4
Yiyang Yukang	177	9.1

Total:	1,937	100.0%

From time to time, we also employ part-time employees and independent contractors to support the monitoring and analysis of our TV direct sales program broadcasting timing and quality.

Although we undertake a rigorous selection process for our call center employees, the turnover rate for our two call centers was approximately 40% in 2006, 33% in 2007, and 59% in 2008, reflecting both voluntary terminations and termination of employees failing to meet our performance standards.

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2009:

•	each of our directors and executive officers;

•	each person known to us to own beneficially more than 5% of our ordinary shares; and

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. The percentage of beneficial ownership is based on 87,162,155 ordinary shares outstanding as of March 31, 2009, taking into consideration options and SARs exercisable by such person within 60 days of March 31, 2009.

Upon the exercise of any vested SAR, the holder is entitled to receive ordinary shares having a value equal to the difference between the market price of our ordinary shares on the exercise date and the exercise price of the SAR. The number of shares acquired upon exercise of vested SARs is based on the SARs exercise price and the trading price per ADS as of March 31, 2009.

	Shares beneficially owned as of March 31, 2009
Name	Number	Percent
Directors and Executive Officers
Robert W. Roche(1)	15,789,385	18.11%
Don Dongjie Yang(2)	8,093,656	9.13%
James Yujun Hu(3)	3,862,657	4.41%
David Chenghong He(4)	2,457,408	2.79%
Ella Man Lin(5)	2,446,111	2.78%
Guoying Du(6)	1,135,147	1.29%
Kevin Guohui Hu(7)	1,030,379	1.18%
Gordon Xiaogang Wang	*	*
Andrew Y. Yan	*	*
Denny Lee	*	*
Shujun Li	*	*
Ying Wu	*	*
Joe Zhixiong Zhou	*	*
Principal Shareholders
SB Asia Investment Fund II L.P.(8)	21,141,312	24.26%
Acorn Composite Corporation(9)	13,943,094	16.00%
D.Y. Capital, Inc.(10)	6,593,656	7.56%

*	Upon exercise of options and SARs currently exercisable or vested within 60 days after March 31, 2009, would beneficially own less than 1% of our ordinary shares.
(1)

Includes 1,846,291 ordinary shares held by The Grand Crossing Trust, which is an irrevocable trust for the benefit of Mr. Roche’s children, as well as 12,053,094 ordinary shares as well as 630,000 ADSs held by Acorn Composite Corporation, which is a company owned by Mr. Roche. The voting agreement among James Yujun Hu, The Grand Crossing Trust and Acorn Composite Corporation dated July 6, 2006 has been revoked by Mr. Roche in November 2008.

(2)	Includes 6,593,656 ordinary shares held by D.Y. Capital, Inc, a company owned by Mr. Yang, as well as 1,500,000 ordinary shares issuable upon exercise of options held by Mr. Yang.
(3)

Includes 3,367,657 ordinary shares held by WiseSight Investment, Ltd., a company incorporated in the British Virgin Islands wholly owned by Mr. Hu, as well as 495,000 ordinary shares issuable upon exercise of options held by Mr. Hu. In addition, Mr. Hu transferred 3,367,656 ordinary shares and half of the options and SARs held by him to his spouse on March 23, 2009. Mr. Hu disclaims beneficial ownership of the ordinary shares and the options and SARs transferred to his spouse.

(4)

Includes 1,557,408 ordinary shares held by Broad Sky Holdings, Ltd., a company owned by Mr. He, as well as 900,000 ordinary shares issuable upon exercise of options held by Mr. He. Mr. He resigned from our board of directors on July 5, 2006.

(5)	Includes 1,536,111 ordinary shares held by Lynman Investment, Ltd., a company owned by Ms. Lin, as well as 910,000 ordinary shares issuable upon exercise of options held by Ms. Lin.
(6)	Includes 572,030 ordinary shares held by HJX Holdings Ltd., a company owned by Mr. Du, as well as 563,117 ordinary shares issuable upon exercise of options held by Mr. Du.
(7)	Includes 830,379 ordinary shares held by National Glory Holdings, Ltd., a company owned by Mr. Hu, as well as 200,000 ordinary shares issuable upon exercise of options held by Mr. Hu.

(8)

Includes 20,591,970 ordinary shares and 183,114 ADSs. Mr. Yan is the sole shareholder of SAIF II GP Capital Ltd., the sole general partner of SAIF Partners II L.P., which is the sole general partner of SAIF II GP L.P., which is in turn the sole general partner of SB Asia Investment Fund II L.P., our shareholder. The voting agreement among James Yujun Hu and SB Asia Investment Fund II L.P. dated March 30, 2007 has been revoked by SB Asia Investment Fund II L.P. in November 2008.

(9)	Includes 12,053,094 ordinary shares and 630,000 ADSs. Acorn Composite Corporation is a U.S. company owned by Mr. Roche. Its address is 350 S. Central St, Suite 500, Reno, NV 89501, USA.
(10)	D.Y. Capital, Inc., a company incorporated in the British Virgin Islands, is wholly owned by Mr. Yang.

None of our existing shareholders has voting rights that differ from the voting rights of other shareholders. According to our register of members for our ordinary shares, there are 104 record holders in the United States. Citibank, N.A. has advised us that, as of February 28, 2009, 11,190,060 ADSs, representing 33,570,180 underlying ordinary shares, were held of record by Cede & Co. and two other registered shareholders domiciled in the United States. We have no further information as to ADSs held, or beneficially owned, by U.S. persons. To our knowledge, we are not owned or controlled, directly or indirectly, by another corporation, by any foreign government or by any other natural or legal persons, severally or jointly. We are not aware of any arrangement which may at a later date result in a change of control of our company.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to Item 6.E, “Directors, Senior Management and Employees—Share Ownership”.

B. Related Party Transactions

Contractual Agreements with Affiliated Entities and their Shareholders

Historically, PRC law has restricted, and continues to restrict to a certain extent, foreign equity ownership of companies that are engaged in direct sales businesses. To comply with these restrictions, we operate our direct sales business in China through a series of contractual arrangements with Shanghai Network and Beijing Acorn and their shareholders, Don Dongjie Yang, our president and one of our directors, and David Chenghong He, one of our executive officers. See Item 4.C, “Information on the Company—Organizational Structure”.

Private Placement

Pursuant to the terms of the Investors’ Rights Agreement, dated March 31, 2006, among us, all of our then existing shareholders and SB Asia Investment Fund II L.P., or SAIF, holders representing at least 25% of our registrable securities outstanding, and certain holders of ordinary shares under certain circumstances are entitled to demand registration on a form other than Form F-3, of registrable securities then outstanding, or registration on a Form F-3, Form S-3, or any successor or comparable forms for a registration in a jurisdiction other than the United States, under certain circumstances. Registrable securities are ordinary shares not previously sold to the public and issued or issuable to holders of our preferred shares, including (i) ordinary shares issued upon conversion of our preferred shares, and (ii) ordinary shares issued as share dividends and similar distributions to holders of our preferred shares. These holders are also entitled to “piggyback” registration rights, whereby they may require us to register all or any part of the registrable securities they hold at the time we register any of our ordinary shares.

We are generally required to bear all of the registration expenses incurred in connection with one demand registration on a form other than Form F-3 or Form S-3, and unlimited Form F-3, Form S-3 and piggyback registrations.

The foregoing demand, Form F-3, Form S-3 and piggyback registration rights will terminate on the fourth anniversary of our initial public offering.

Relationships with our Distributors

Certain of our Employees Hold Equity Interests in our Distributors

We have approximately 80 distributors constituting our nationwide distribution network that distribute our products and services across China. Some of our distributors are owned in part, by certain of our employees or their family members. In 2006, 2007 and 2008, the aggregate sales generated by distributors owned in whole or in part by our employees accounted for approximately 26.9%, 25.4% and 14.7% of our distribution gross revenues, or 12.9%, 7.5% and 4.6% of our total gross revenues, respectively. Certain of these distributors have been among our top distributors in 2006, 2007 and 2008. In addition, one distributor in 2006 and part of 2007 was wholly owned by a relative of our chief executive officer. However, this distributor accounted for less than 2% of our distribution gross revenues in each of those years, and the relative of our chief executive officer has ceased to hold an equity interest in the distributor since mid-2007. We entered into the distribution agreements with these related distributors on an arm’s-length basis and the terms in the distribution agreements with these distributors are the same as those with our independent distributors. However, the economic interests held by our employees in our distributors may make it difficult for us to effectively evaluate the performance of such distributors or fine, suspend or terminate a non-performing, under-performing or non-compliant distributor without harming our relationship with those employees.

Loan to Executive Officer

In connection with our acquisition of the 49% minority interest in Shanghai HJX, the minority equity holders of Shanghai HJX negotiated a separate right to acquire from us 8,042,838 ordinary shares. PRC foreign exchange rules adopted in early 2005 require that PRC residents obtain approval from the relevant State Administration of Foreign Exchange, or SAFE, prior to the receipt of their offshore interests. A lack of implementing rules at the time of the transaction, however, prevented the minority equity holders from obtaining the approval from the relevant SAFE authority. Consequently, we agreed to issue the shares to an intermediary company, Yue-Teng, Inc. or Yue-Teng, in exchange for a promissory note in the amount of $9.3 million. At the time of that agreement, Yue-Teng and we also entered into an agreement with Guoying Du, one of the largest holders of the minority equity interest and our executive officer responsible for managing our nationwide distribution network, pursuant to which Guoying Du, on behalf of the minority equity holders, could acquire the shares from Yue-Teng in exchange for a promissory note in the amount of $9.3 million once permitted by PRC law. Following changes in PRC Law permitting the minority equity holders to acquire the shares, Guoying Du and the former Shanghai HJX equity holders formed a BVI Company, HJX Holdings Ltd., or HJX, and another individual, who is a family member of Guoying Du, formed another BVI Company, DHM Capital Ltd., or DHM. On March 28, 2006, DHM and HJX acquired all of the 8,042,838 our ordinary shares from Yue-Teng. As a result, HJX, in which Guoying Du then owned a 41.8% equity interest, became our shareholder and, as consideration for the shares, HJX issued a promissory note in our favor for $9.3 million. We accepted this promissory note and cancelled the promissory note Yue-Teng had previously executed in our favor for the same amount. On March 23, 2007, in connection with HJX’s exchange of 2,738,678 of our ordinary shares in return for the 58.2% interest in HJX and the subsequent transfer of 96,733 of our ordinary shares by HJX, the $9.3 million promissory note was split among HJX and four other shareholders. HJX and the four other shareholders participated in our initial public offering as selling shareholders and repaid the promissory note in full to us with the sale proceeds of their shares as part of the offering.

Joint Venture

In August 2004, we entered into an agreement with one of our pre-restructuring subsidiaries, Shanghai Acorn Bio-products Co., Ltd., or Shanghai Bio, to form a PRC joint venture, Shanghai An-Nai-Chi. We held a 51% interest in Shanghai An-Nai-Chi and Shanghai Bio held a 49% interest in the joint venture. According to an agreement dated February 28, 2006, Shanghai Bio transferred its 49% interest in the joint venture to Shanghai Jia Guan Hang Automobile Maintenance Products Co., Ltd., or Jia Guan Hang, a company jointly owned by three of our employees, including Zheng Wang, the deputy general manager of Shanghai An-Nai-Chi, for approximately $1.0 million. Shanghai An-Nai-Chi is the entity responsible for the production, marketing and sale of our engine lubricant product line. We have no side agreement with Jia Guan Hang. We believe that although Jia Guan Hang is a company owned by our employees, it is an independent minority shareholder in the joint venture.

Employment Agreements

See Item 6.B, “Directors, Senior Management and Employee—Compensation—Employment Agreements”.

Share Options

See Item 6.B, “Directors, Senior Management and Employee—Compensation—Equity Incentive Plans”.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated statements and other financial information.

We have appended consolidated financial statements filed as part of this annual report. See Item 18, “Financial Statements”.

Legal Proceedings

We may from time to time become a party to various legal or administrative proceedings arising in the ordinary course of our business. In late May 2006, we received a written notice from the Shanghai branch of the China Securities Regulatory Commission, or CSRC, stating that (i) the CSRC Shanghai branch had received complaints from the CSRC branches in other cities claiming we were selling a software program that provides online trading recommendations and investment forecasts to investors, and (ii) we may have violated PRC law because we do not have the required permit for provision of securities investment advisory services. We were required under that notice to suspend media advertisements for our software program. We do not believe that our sale of this software program involves the provision of securities investment advisory services as the program only tracks stock performance and provides technical analysis to aid investment decisions. Beginning in May 2006, we discontinued most TV advertisements for this software program.

In February 2008, we filed a suit against Hunan Television Station Golden Eagle Cartoon Channel, or Golden Eagle, in Hunan Changsha Intermediate People’s Court in Changsha City, claiming that Golden Eagle breached its contract with us by violating the clauses of exclusivity for broadcasting our direct sales advertisements and ceasing performance of the contract. We have asserted damages of approximately $4.6 million and requested a refund of prepaid TV advertisement fees of approximately $0.2 million. In April 2008, we added Hunan Television station, Golden Eagle’s parent company, as an additional defendant. In June 2008, Golden Eagle entered into a settlement agreement and advertisement broadcasting agreement with us to settle the dispute. Following the settlement, we withdrew the legal proceedings against Golden Eagle in July 2008.

In December 2008, we filed a suit against Amoi Electronics Co., Ltd., or Amoi, in Shanghai Pudong New District People’s Court for breach of contract by Amoi. Our suit claimed unpaid TV advertisement fees in the amount of approximately RMB7.0 million (approximately $1.0 million). This legal proceeding is currently pending. In addition, in January 2009, we filed a separate suit against Amoi in Xiamen Haicang People’s Court for breach of contract by Amoi. Our suit claimed unpaid TV advertisement fees in the amount of approximately RMB1.5 million (approximately $0.2 million), for which Amoi was responsible under the contract. The court ruled in favor of us and awarded us RMB1.5 million.

In March 2009, we received a complaint from Advertising Broadcasting Center of Liaoning TV Station, or Liaoning TV, which filed a suit against Shanghai Acorn Advertising Broadcasting Co., Ltd., or Shanghai Advertising, claiming that Shanghai Advertising breached its advertisement broadcasting contract with Liaoning TV by not fully performing its payment obligation under the contract and asserted damages of approximately RMB19 million (approximately $2.8 million). Liaoning TV further applied for provisional seizure of Shanghai Advertising’s bank account in the same amount of its claim. The legal proceeding is currently pending and at this stage we are unable to predict or assess with any degree of certainty either the outcome of this litigation or the overall financial performance an unfavorable judgment would have on us. We are vigorously contesting Liaoning TV’s claim.

We have in the past been, currently are, and in the future may again be, the subject of claims for infringement, invalidity, or indemnification relating to other parties’ proprietary rights. For example, in June and December 2007, NavInfo Co., Ltd., or NavInfo, filed three suits in the People’s Court of Haidian District against Shanghai HJX Digital Technology Co., Ltd., or Shanghai HJX, Beijing Acorn Trade Co., Ltd. and Shanghai Acorn Network Technology Development Co., Ltd., all of which are our subsidiaries or our affiliates, and Shenzhen Careland Information System Co., Ltd., or Careland, alleging that the digital maps incorporated in our GPS products and provided by Careland infringed on NavInfo’s copyrighted digital map. The court ruled in favor of NavInfo in the suits and awarded NavInfo total compensation of RMB1,000,000 (approximately $147,000). Careland has indemnified us for the loss we suffer in connection with the suits.

In October 2007, Beijing Ren’ai Education Research Institute, or Beijing Ren’ai, filed a suit in Henan Puyang Intermediate People’s Court against Shanghai HJX and Henan Puyang Hualong Commercial Building Co., Ltd., or Hualong Building, alleging that the English programs we provide to the users of our electronic learning devices infringe upon the copyright of Beijing Ren’ai. Beijing Ren’ai claimed damages of RMB500,000 (approximately $73,000). This legal proceeding is still pending and we are vigorously contesting Beijing Ren’ai’s claim.

In November 2007, Beijing Ren’ai filed a suit in Anhui Hefei Intermediate People’s Court against Shanghai HJX, Hefei Huitong Science and Trade Co., Ltd. and Hefei Xinhua Bookstore Co., Ltd. making a similar allegation and claiming RMB500,000 (approximately $73,000) in compensation. On May 4, 2008, the Anhui Hefei Intermediate People’s Court ruled that Shanghai HJX and Hefei Huitong Science and Trade Co., Ltd. should cease infringement of the copyright of Beijing Ren’ai and ordered Shanghai HJX to pay RMB50,000 (approximately $7,000) in damages. We have made the damages payment as of December 31, 2008.

In August 2008, Beijing Ren’ai filed a suit in the People’s Court of Beijing Haidian District against Shanghai HJX, Beijing Sancai Digital Technology Co., Ltd., or Beijing Sancai, and Beijing Zhidahengtong Technology Development Co., Ltd., or Beijing Zhidahengtong, alleging that the English programs we provide to the users of our electronic learning devices infringe upon the copyright of Beijing Ren’ai. Beijing Ren’ai claimed damages of RMB2,000,000 (approximately $293,000). The court ruled in favor of Ren’ai in the suits and awarded Ren’ai total compensation of RMB500,000 (approximately $73,000). The defendants have appealed the court’s decisions and the appeals are currently pending.

We believe that the above legal proceedings will not have a material adverse effect on our financial conditions. See Item 3.D, “Key Information—Risk Factors—We have in the past been, currently are, and in the future may again be, subject to intellectual property rights infringement claims and other litigations by third parties, which could be time-consuming and costly to defend or litigate, divert our attention and resources, or require us to enter into licensing agreements. These licenses may not be available on commercially reasonable terms, or at all.”

Dividend Policy

We have no present plan to pay any dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. In 2004, we declared dividends to our shareholders in the amount of $8.0 million and paid $2.5 million in 2004 with the remaining amount paid in 2005. On January 1, 2005, we declared and paid dividends of $1.1 million to our shareholders. In 2006, 2007 and 2008, we did not declare any dividends.

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

Current regulations in China permit our PRC subsidiaries to pay dividends to us only out of their respective accumulated distributable profits, if any, determined in accordance with their articles of association and PRC accounting standards and regulations. The ability of these subsidiaries to make dividends and other payments to us may be restricted by factors that include changes in applicable foreign exchange laws and other laws and regulations. In particular, under Chinese law, these operating subsidiaries may only pay dividends after 10% of their net profit has been set aside as reserve funds, unless such reserves have reached at least 50% of their respective registered capital. Such reserve may not be distributed as cash dividends. In addition, if any of our 17 PRC operating subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us.

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

Price Range of Our ADSs

Our ADSs are listed for trading on the New York Stock Exchange under the symbol “ATV”, and have been listed since May 3, 2007. The following table sets forth the high and low daily closing trading prices of our ADSs on the New York Stock Exchange for the periods indicated:

	Price per ADS (US$)
	High	Low
Annual:
2007	30.80	8.90
2008	9.47	3.90

Quarterly:
Second Quarter, 2007	30.08	21.50
Third Quarter, 2007	25.04	12.96
Fourth Quarter, 2007	23.28	8.90
First Quarter, 2008	10.05	6.90
Second Quarter, 2008	8.16	6.86
Third Quarter, 2008	7.35	5.26
Fourth Quarter, 2008	5.74	1.29
First Quarter, 2009	4.49	2.71

Monthly
November 2008	3.71	1.29
December 2008	4.10	1.80
January 2009	3.89	3.03
February 2009	3.95	3.61
March 2009	4.49	2.71
April 2009 (through April 23, 2009)	3.54	3.08

B. Plan of Distribution

Not applicable.

C. Markets

See Item 9.A above.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

We incorporate by reference into this annual report the description of our amended and restated memorandum and articles of association contained in our registration statement on Form F-1 (File No. 333-141860) originally filed with the SEC on April 3, 2007, as amended.

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

We receive our revenue in Renminbi, which is currently not a freely convertible currency. Under our current structure, our income will be primarily derived from dividend payments from our subsidiaries in China.

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

Regulation of Foreign Exchange in Certain Onshore and Offshore Transactions

In January and April 2005, the PRC State Administration of Foreign Exchange, or SAFE, issued two rules that require PRC residents to register with, and receive approvals from, SAFE in connection with their offshore investment activities. SAFE has announced that the purpose of these regulations is to achieve the proper balance of foreign exchange and the standardization of the cross-border flow of funds.

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

•

an amendment to the registration with the local SAFE branch is required to be filed by any PRC resident that directly or indirectly holds interests in that offshore company upon either (1) the injection of equity interests or assets of an onshore enterprise to the offshore company, or (2) the completion of any overseas fund raising by such offshore company; and

•

an amendment to the registration with the local SAFE branch is also required to be filed by such PRC resident when there is any material change involving a change in the capital of the offshore company, such as (1) an increase or decrease in its capital, (2) a transfer or swap of shares, (3) a merger or division, (4) a long-term equity or debt investment, or (5) the creation of any security interests over the relevant assets located in China.

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

Dividend Distributions

Pursuant to the Foreign Currency Administration Rules promulgated in 1996 and amended in 1997, and various regulations issued by SAFE and other relevant PRC government authorities, the PRC government imposes controls on the convertibility of RMB into foreign currencies and, in certain cases, the remittance of currency out of China.

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

U.S. Federal Income Taxation

This discussion describes certain material U.S. federal income tax consequences to U.S. Holders (as defined below) relating to the purchase, ownership and disposition of our ADSs and ordinary shares. This discussion does not address any aspect of U.S. federal gift or estate tax, or the state, local or non-U.S. tax consequences of an investment in our ADSs and ordinary shares. This discussion does not apply to U.S. Holders who are a member of a class of holders subject to special rules, such as:

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

Prospective purchasers and U.S. Holders of our ADSs and ordinary shares are urged to consult their own tax advisor concerning the particular U.S. federal income tax consequences to them relating to the purchase, ownership and disposition of our ADSs and ordinary shares, as well as the consequences to them arising under the laws of any other taxing jurisdiction.

For purposes of the U.S. federal income tax discussion below, you are a “U.S. Holder” if you beneficially own our ADSs or ordinary shares as capital assets for U.S. federal income tax purposes and are:

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

For U.S. federal income tax purposes, income earned through a non-U.S. or U.S. partnership or other flow-through entity is attributed to its owners. Accordingly, if a partnership or other flow-through entity holds ADSs or ordinary shares, the tax treatment of the holder will generally depend on the status of the partner or other owner and the activities of the partnership or other flow-through entity.

Dividends on ADSs and Ordinary Shares

We do not anticipate paying dividends on our ADSs and ordinary shares in the foreseeable future. See Item 8.A, “Financial Information—Consolidated statements and other financial information—Dividend policy”.

Financial Information—Consolidated statements and other financial information—Subject to the “Passive Foreign Investment Company” discussion below, if we do make distributions and you are a U.S. Holder, the gross amount of any distributions with respect to your ADSs and ordinary shares (including the amount of any taxes withheld therefrom) will generally be includible in your gross income on the day you actually or constructively receive such income as dividend income if the distributions are made from our current or accumulated earnings and profits, calculated according to U.S. federal income tax principles. However, if you are a non-corporate U.S. Holder, including an individual, and have held your ADSs and ordinary shares for a sufficient period of time, dividend distributions on our ADSs and ordinary shares will generally constitute qualified dividend income taxed at a preferential rate (generally 15% for dividend distributions before January 1, 2011) as long as our ADSs or ordinary shares continue to be readily tradable on the New York Stock Exchange. You should consult your own tax advisor as to the rate of tax that will apply to you with respect to dividend distributions, if any, you receive from us.

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

Passive Foreign Investment Company

In general, we will be classified as a passive foreign investment company (“PFIC”) in any taxable year if either: (a) the average quarterly value of our gross assets that produce passive income or are held for the production of passive income is at least 50% of the average quarterly value of our total gross assets or (b) 75% or more of our gross income for the taxable year is passive income (such as certain dividends, interest or royalties). For purposes of the above tests, we will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. For purposes of the first test: (a) any cash and cash invested in short-term, interest bearing, debt instruments, or bank deposits that are readily convertible into cash will generally count as producing passive income or held for the production of passive income, and (b) the total value of our assets is calculated based on our market capitalization.

We believe we were classified as a PFIC for U.S. federal income tax purposes in the taxable year ended December 31, 2008. Although we intend to conduct our business activities in a manner to reduce the risk of our classification as a PFIC in the future, we currently hold, and expect to continue to hold, a substantial amount of cash and other passive assets, and, because the value of our assets is likely to be determined in large part by reference to the market prices of our ADSs and ordinary shares, which are likely to fluctuate, there can no assurance that we will not continue to be classified as a PFIC for 2009 or any future taxable year.

If we were a PFIC for any taxable year during which you held our ADSs or ordinary shares, certain adverse U.S. federal income tax rules would apply. You would generally be subject to additional taxes and interest charges on certain “excess distributions” we make and on any gain realized on the disposition or deemed disposition of your ADSs or ordinary shares, regardless of whether we continue to be a PFIC in the year in which you receive an “excess distribution” or dispose of or are deemed to dispose of your ADSs or ordinary shares. Distributions in respect of your ADSs or ordinary shares during a taxable year would generally constitute “excess distributions” if, in the aggregate, they exceed 125% of the average amount of distributions with respect to your ADSs or ordinary shares over the three preceding taxable years or, if shorter, the portion of your holding period before such taxable year.

To compute the tax on “excess distributions” or any gain, (a) the “excess distribution” or the gain would be allocated ratably to each day in your holding period, (b) the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we were a PFIC would be taxed as ordinary income in the current year, (c) the amount allocated to other taxable years would be taxable at the highest applicable marginal rate in effect for that year, and (d) an interest charge at the rate for underpayment of taxes for any period described under (c) above would be imposed with respect to any portion of the “excess distribution” or gain that is allocated to such period.

If we were a PFIC in any taxable year during which your held our ADSs or ordinary shares, under certain attribution rules, you will be deemed to own your proportionate share of lower-tier PFICs, and will be subject to U.S. federal income tax on (a) a distribution on the shares of a lower-tier PFIC and (b) a disposition of shares of a lower-tier PFIC, both as if you directly held the shares of such lower-tier PFIC. In addition, no distribution that you receive from us would qualify for taxation at the preferential rate discussed in the “ —Dividends on ADSs and ordinary shares” section above.

You would generally be able to avoid the “excess distribution” rules described above by making a timely so-called “mark-to-market” election with respect to your ADSs of ordinary shares provided our ADSs or ordinary shares are “marketable”. Our ADSs or ordinary shares will be “marketable” as long as they remain regularly traded on a national securities exchange, such as the New York Stock Exchange. If you made a mark-to-market election in a timely fashion, you would generally recognize as ordinary income or ordinary loss the difference between the fair market value of your ADSs or ordinary shares on the first day of any taxable year and their value on the last day of that taxable year. Any ordinary income resulting from this election would generally be taxed at ordinary income rates and would not be eligible for the reduced rate of tax applicable to qualified dividend income. Any ordinary losses would be limited to the extent of the net amount of previously included income as a result of the mark-to-market election, if any. Your basis in the ADSs or ordinary shares would be adjusted to reflect any such income or loss. You should consult your own tax advisor regarding potential advantages and disadvantages to you of making a “mark-to-market” election with respect to your ADSs or ordinary shares. The mark-to-market election will not be available for any lower tier PFIC that is deemed owned pursuant to the attribution rules discussed above.

Alternatively, you can make a qualified electing fund or QEF election to include annually your pro rata share of our earnings and net capital gains currently in income each year, regardless of whether or not dividend distributions are actually distributed. This means you could have a tax liability for the earnings or gain without a corresponding receipt of cash. Your basis in your ADSs or ordinary shares will be increased to reflect the amount of the taxed but undistributed income. Distributions of income that had previously been taxed will result in a corresponding reduction of basis in the ADSs or ordinary shares and will not be taxed again as a distribution to you. To make a QEF election you will need to have an annual information statement from the PFIC setting forth the earnings and capital gains for the taxable year.

Since we believe we were classified as a PFIC for the 2008 taxable year, we may arrange to provide a combined PFIC annual information statement (including information for lower tier PFICs) to U.S. Holders upon their request. This 2008 statement we are preparing indicates that the combined pro rata share of earnings and net capital gains of the Company as a PFIC and its lower-tier PFICs is nil. We may post this 2008 statement on our corporate website in the “Investor Relations” section. Information contained on our website does not constitute a part of this annual report. If not posted on our corporate website, you would have to contact the Company to make a request. If you decide to make a QEF election, it must be made on or before the due date for filing your U.S. federal income tax return (including extensions) for the 2008 taxable year or the first year to which the QEF election will apply.

You are urged to consult your own tax advisor concerning the making of such a QEF election and in particular with regard to the application of the “excess distribution” rules to you on any gain realized on the disposition or deemed disposition of your ADSs or ordinary shares, regardless of whether we continue to be a PFIC in the year in which you receive an “excess distribution” or dispose of or are deemed to dispose of your ADSs or ordinary shares should you not make the QEF election with respect to the 2008 taxable year.

If we were a PFIC for any taxable year during which you held our ADSs or ordinary shares, you must file IRS Form 8621 for each taxable year in which you recognize any gain on the sale or other disposition of your ADS or ordinary shares, receive deemed or actual distributions from us, or make certain elections (including a QEF and mark-to-market election) with respect to your ADSs or ordinary shares. We cannot ensure you that we will provide you with all of the information you would need make or maintain any PFIC related elections (including the QEF election described above for the 2008 taxable year) for any taxable year.

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

PROSPECTIVE PURCHASERS OF OUR ADSS AND ORDINARY SHARES SHOULD CONSULT THEIR OWN TAX ADVISOR REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY OTHER TAX CONSEQUENCES RESULTING FROM PURCHASING, HOLDING OR DISPOSING OF OUR ADSS AND ORDINARY SHARES, INCLUDING THE APPLICABILITY AND EFFECT OF THE TAX LAWS OF ANY STATE, LOCAL OR NON-US JURISDICTION AND INCLUDING ESTATE, GIFT AND INHERITANCE LAWS.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We previously filed with the Securities and Exchange Commission our registration statement on Form F-1, as amended.

We have filed this annual report on Form 20-F with the Securities and Exchange Commission under the Exchange Act. Statements made in this annual report as to the contents of any document referred to are not necessarily complete. With respect to each such document filed as an exhibit to this annual report, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

A. Quantitative and Qualitative Disclosures about Market Risk

Foreign Exchange Risk

The conversion of Renminbi is highly regulated. In addition, the value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of Renminbi into foreign currencies, including U.S. dollars, has been based on rates set by the PBOC. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi will be permitted to fluctuate within a band against a basket of certain foreign currencies. There remains significant international pressure on the PRC government to adopt a substantial liberalization of its currency policy, which could result in a further and more significant appreciation in the value of the Renminbi against the U.S. dollar.

We use the U.S. dollar as the reporting and functional currency for our financial statements. Since we conduct our operations through our PRC subsidiaries and affiliated companies, the functional currency of our PRC subsidiaries and affiliated entities is Renminbi. Substantially all our revenue and related expenses, including cost of revenues and advertising expenses, are denominated and paid in Renminbi. Transactions in other currencies are recorded in Renminbi at the rates of exchange prevailing when the transactions occur. Monetary assets and liabilities denominated in other currencies are remeasured into Renminbi at rates of exchange in effect at the balance sheet dates. Exchange gains and losses are recorded in our statements of operations as a component of current period earnings.

Fluctuations in exchange rates, primarily those involving the U.S. dollar, may affect our costs and operating margins, as well as our net income reported in U.S. dollars. For example, to the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs, or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amounts available to us. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency exchange risk.

Interest Rate Risk

As of December 31, 2008, we had no outstanding borrowings. If we borrow money in future periods, we may be exposed to interest rate risk. We do not have any derivative financial instruments and believe our exposure to interest rate risk and other relevant market risks is not material.

Inflation

Inflation in China has not materially impacted our results of operations in recent years. According to the National Bureau of Statistics of China, the change of consumer price index in China was 1.5%, 4.8% and 5.9% in 2006, 2007 and 2008, respectively.

Recently Issued Accounting Pronouncements

In December 2007, the FASB issued SFAS No. 141 (Revised 2007), “Business Combinations” (“SFAS 141R”). SFAS 141R is relevant to all transactions or events in which one entity obtains control over one or more other businesses. SFAS 141R requires an acquirer to recognize any assets and non-controlling interest acquired and liabilities assumed to be measured at fair value as of the acquisition date. Liabilities related to contingent consideration are recognized and measured at fair value on the date of acquisition rather than at a later date when the amount of the consideration may be resolved beyond a reasonable doubt. This revised approach replaces SFAS 141’s cost allocation process in which the cost of an acquisition was allocated to the individual assets acquired and liabilities assumed based on their respective fair value. SFAS 141R requires any acquisition related costs and restructuring costs to be expensed as incurred as opposed to allocating such costs to the assets acquired and liabilities assumed as previously required by SFAS 141. Under SFAS 141R, an acquirer recognizes liabilities for a restructuring plan in purchase accounting only if the requirements of SFAS 146, “Accounting for Costs Associated with Exit or Disposal Activities”, are met. SFAS 141R allows for the recognition of pre-acquisition contingencies at fair value only if these contingencies are likely to materialize. If this criterion is not met at the acquisition date, then the acquirer accounts for the non-contractual contingency in accordance with recognition criteria set forth under SFAS 5, “Accounting for Contingencies”, in which case no amount should be recognized in purchase accounting. SFAS 141R is effective as of the beginning of an entity’s first fiscal year that begins after December 15, 2008 with the exception of the accounting for valuation allowances on deferred taxes and acquired tax contingencies. SFAS 141R amends SFAS No. 109, “Accounting for Income Taxes,” such that adjustments made to valuation allowances on deferred taxes and acquired tax contingencies associated with acquisitions that closed prior to the effective date of SFAS 141R would also apply the provisions of SFAS 141R. We are currently evaluating the impact, if any, of SFAS 141R on our consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements—An Amendment of ARB No. 51” (“SFAS 160”). SFAS 160 amends ARB 51 to establish accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a non-controlling interest in a subsidiary is an ownership interest in the consolidated entity and should be reported as equity on the financial statements. SFAS 160 requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the non-controlling interest. Furthermore, disclosure of the amounts of consolidated net income attributable to the parent and to the non-controlling interest is required on the face of the financial statements. SFAS 160 is effective as of the beginning of an entity’s first fiscal year that begins after December 15, 2008. We will adopt SFAS 160 on January 1, 2009.

In April 2008, the FASB issued FASB Staff Position No. 142-3, “Determination of the Useful Life of Intangible Assets” (“FSP 142-3”). FSP 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS 142, “Goodwill and Other Intangible Assets”. FSP 142-3 is effective for fiscal years beginning after December 15, 2008 and interim periods within those fiscal years. Early adoption is prohibited. The guidance for determining the useful life of a recognized intangible asset in FSP 142-3 shall be applied prospectively to intangible assets acquired after the effective date. We do not believe FSP 142-3 will have a material effect on its consolidated financial statements.

At the November 24, 2008 meeting, the FASB ratified the consensus reached by the Task Force in Issue No. 08-06, “Equity Method Investment Accounting Considerations” (“EITF 08-06”). Because of the significant changes to the guidance on subsidiary acquisitions and subsidiary equity transactions and the increased use of fair value measurements as a result of SFAS 141R and SFAS 160, questions have arisen regarding the application of that accounting guidance to equity method investments. EITF 08-06 provides guidance for entities that acquire or hold investments accounted for under the equity method. EITF 08-06 is effective for transactions occurring in fiscal years and interim periods beginning on or after December 15, 2008. Early adoption is not permitted. We will adopt EITF 08-06 on January 1, 2009.

At the November 24, 2008 meeting, the FASB ratified the consensus reached by the Task Force in Issue No. 08-07, “Accounting for Defensive Intangible Assets” (“EITF 08-07”). EITF 08-07 requires entities that will acquire a defensive intangible asset after the effective date of SFAS 141R, to account for the acquired intangible asset as a separate unit of accounting and amortize the acquired intangible asset over the period during which the asset would diminish in value. EITF 08-07 is effective for defensive intangible assets acquired in fiscal years beginning on or after December 15, 2008. We will adopt EITF 08-07 on January 1, 2009.

In December 2008, the FASB issued FSP FAS No. 140-4 and FIN 46R-8, “Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities” (“FSP 140-4 and FIN 46R-8”). FSP 140-4 and FIN 46R-8 require additional disclosures about transfers of financial assets and involvement with VIEs. The requirements apply to transferors, sponsors, servicers, primary beneficiaries and holders of significant variable interests in a variable interest entity or qualifying special purpose entity. FSP 140-4 and FIN 46R-8 is effective for financial statements issued for reporting periods ending after December 15,2008. FSP 140-4 and FIN 46R-8 affect only disclosures and therefore are included in Note 1. We do not believe FSP 140-4 and FIN 46R-8 will have a material effect on our consolidated financial statements.

On April 9, 2009, the FASB issued three Staff Positions (“FSPs”): (1) FSP FAS 157-4, which provides guidance on determining fair value when market activity has decreased; (2) FSP FAS 115-2 and FAS 124-2, which addresses other-than-temporary impairments for debt securities; and (3) FSP FAS 107-1 and APB 28-1, which discusses fair value disclosures for financial instruments in interim periods. These FSPs are effective for interim and annual periods ending after June 15, 2009, with early adoption permitted. We are currently evaluating the impact, if any, of these FSPs on our consolidated financial statements.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

The rights of securities holders have not been materially modified.

ITEM 15T. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures.

Under the supervision and with the participation of our management, including our principal executive officer and our principal financial officer, we conducted an evaluation of our disclosure controls and procedures, as such term is defined under Exchange Act Rule 13a-15(e). Based on this evaluation, our principal executive officer and our principal financial officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this annual report.

Management’s Report on Internal Control over Financial Reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f). Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on our evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2008.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Because our acquisition of Yiyang Yukang was complete in December 2008, Yiyang Yukang was excluded from the scope of our management assessment for the fiscal year ended December 31, 2008.

This annual report does not include an attestation report of the company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management’s report in this annual report.

Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

In December 2008, we acquired Yiyang Yukang, and as a result of that acquisition, we have undertaken a review of their internal controls and intend to make changes, if necessary, that we believe to be appropriate to those internal controls as we integrate its business with ours. As we further integrate Yiyang Yukang’s business, we will continue to review its internal controls and may take further steps to ensure that its internal controls are effective and integrated appropriately.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our audit committee consists of Denny Lee, Shujun Li and Joe Zhixiong Zhou. Denny Lee is the chairman of our audit committee and meets the criteria of an audit committee financial expert. Each member of our audit committee satisfies the “independence” requirements of the corporate governance rules of New York Stock Exchange and meets the criteria for independence set forth in Section 10A(m)(3) of the Exchange Act.

ITEM 16B. CODE OF ETHICS

Our board of directors has adopted a code of ethics, which is applicable to our senior executive and financial officers. In addition, our board of directors has adopted a code of conduct, which is applicable to all of our directors, officers and employees. Our code of ethics and our code of conduct are publicly available on our website at http://www.chinadrtv.com, and each is filed as an exhibit to our registration statement on Form F-1 (No. 333-141860).

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by specified category in connection with certain professional services rendered by Deloitte Touche Tohmatsu CPA Ltd., our principal external auditors, for the periods indicated. We did not pay any other fees to our auditors during the periods indicated below.

	2007	2008
Audit fees(1)	$1,450,000	$800,000
Tax fees(2)	$108,000	$62,000
All other fees(3)	—	$91,000

(1)

“Audit fees” means the aggregate fees billed for professional services rendered by our principal auditors for the assurance and related services. The audit fee for 2008 mainly represents the audit and review of financial statements. The audit fee for 2007 mainly included the audit and review of financial statements and other assurance services rendered in connection with our initial public offering in May 2007.

(2)	“Tax fees” includes fees billed for tax consultations.
(3)	“All other fees” represents fees billed for services rendered in connection with our acquisition due-diligence in 2008.

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

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The table below details our purchases of our own equity securities pursuant to our share repurchase program adopted and announced publicly in December 2007. Our share repurchase program authorizes the repurchase of up to an aggregate of $30.0 million of our ADSs. The repurchase program was renewed in December 2008 and will continue until May 31, 2009. As of March 31, 2009, we had repurchased an aggregate of 2,981,818 ADSs, representing 8,945,454 ordinary shares, on the open market for total cash consideration of $24.5 million.

Period	Total Number of ADSs Purchased	Average Share Price Paid Per ADS	Total Number of ADSs Purchased as Part of Publicly Announced Plans	Approximate Dollar Value of ADSs that May Yet be Purchased under the Plan
12/06/2007 – 12/31/2007	683,000 ADSs	$9.97	683,000 ADSs	$23.2 million
01/01/2008 – 12/31/2008	1,949,747 ADSs	$8.37	1,949,747 ADSs	$6.8 million
01/01/2009 – 03/31/2009	349,071 ADSs	$3.60	349,071 ADSs	$5.5 million

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

As a foreign private issuer with shares listed on the New York Stock Exchange (the “NYSE”), we are subject to corporate governance requirements imposed by the NYSE. Under Section 303A of the NYSE’s Listed Company Manual, NYSE listed non-US companies may, in general, follow their home country corporate governance practices in lieu of some of the NYSE corporate governance requirements. We are committed to a high standard of corporate governance. As such, we endeavor to comply with most of the NYSE corporate governance practices. However, the following are the ways in which our current corporate governance practices differ from NYSE corporate governance requirements since the laws of Cayman Islands do not require such compliance:

•	The majority of our board of directors is not comprised of independent directors.

•	Our corporate governance and nominating committee of our board of directors is not comprised entirely of independent directors.

•	Our compensation committee of our board of directors is not comprised entirely of independent directors.

•

We are not required by our charter documents, including our amended and restated memorandum of association and articles of association, to obtain shareholder approval for the adoption of, or material revisions to, our equity compensation plans where our directors consider it in the best interests of the company to do so and when the issue price of shares issued pursuant to such plans is otherwise fair.

We may in the future determine to voluntarily comply with one or more of the foregoing provisions as required by NYSE’s Listed Company Manual.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report.

ITEM 19. EXHIBITS

EXHIBITS INDEX

Exhibit Number	Description
1.1*	Amended and Restated Memorandum and Articles of Association of Acorn International, Inc.

2.1*	Specimen American Depositary Receipt

2.2*	Specimen Certificate for Ordinary Shares

2.3**	Form of Deposit Agreement among Acorn International, Inc., Citibank, N.A., and holders and beneficial owners of American Depositary Shares issued thereunder

4.1*	2006 Equity Incentive Plan

4.2*	Forms of option grant agreements and form of SARs Award Agreement

4.3*	Form of Indemnification Agreement with the directors of Acorn International, Inc.

4.4*	Form of Employment Agreement of Acorn International, Inc. and Employment Agreement of James Yujun Hu

4.5*	Investors’ Rights Agreement among Acorn International, Inc., SB Asia Investment Fund II L.P., and the several ordinary shareholders therein as of March 31, 2006

4.6*	Asset Purchase Agreement between Acorn Information Technology (Shanghai) Co., Ltd. and Tianjin BABAKA Technology Development Co., Ltd. dated June 1, 2005

4.7*	Equity Transfer Agreement between Shanghai Acorn HJX Digital Technology Co., Ltd. and Acorn Information Technology (Shanghai) Co., Ltd. dated June 30, 2005

4.8*	Equity Transfer Agreement between Shanghai Acorn HJX Digital Technology Co., Ltd. and Acorn International Electronic Technology (Shanghai) Co., Ltd. dated June 30, 2005

4.9*	Patent Application Right Transfer Agreement between Acorn Information Technology (Shanghai) Co., Ltd. and Tianjin BABAKA Technology Development Co., Ltd. dated August 1, 2005

4.10*	Joint Venture Contract between Acorn Information Technology (Shanghai) Co., Ltd. and Shanghai Yimeng Digital Technology Co., Ltd. dated December 9, 2005

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

4.19*

Form of Exclusive Purchase Agreement among Acorn Information Technology (Shanghai) Co., Ltd., Don Dongjie Yang, David Chenghong He and Shanghai Acorn Advertising Broadcasting Co., Ltd./Beijing Acorn Trade Co., Ltd./Shanghai Acorn Network Development Technology Co., Ltd.

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

4.28*	Subscription Agreement dated April 17, 2007 by and among Acorn International, Inc., Alibaba.com Corporation, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Deutsche Bank Securities Inc.

8.1	List of subsidiaries

11.1*	Code of Business Conduct and Ethics of Acorn International, Inc.

12.1	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit Number	Description
12.2	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

23.1	Consent of Commerce & Finance

23.2	Consent of Deloitte Touche Tohmatsu CPA Ltd.

*	Previously filed as an exhibit to the Registration Statement on F-1 registration (File No. 333-141860), as amended, initially filed with the Securities and Exchange Commission on April 3, 2007.
**

Incorporated by reference to the Registration Statement on Form F-6 (File No. 333-142177), which was filed with the Securities and Exchange Commission with respect to American depositary shares representing ordinary shares on April 17, 2007.

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

Date: April 24, 2009

ACORN INTERNATIONAL, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF

ACORN INTERNATIONAL, INC.

We have audited the accompanying consolidated balance sheets of Acorn International, Inc. and subsidiaries (the “Group”) as of December 31, 2007 and 2008, and the related consolidated statements of operations, shareholders’ equity and comprehensive income and cash flows for each of the three years in the period ended December 31, 2008 and related financial statement schedule. These financial statements and related financial statement schedule are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements and related financial statement schedule based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Acorn International, Inc. and subsidiaries as of December 31, 2007 and 2008 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects, the information set forth therein.

/s/    Deloitte Touche Tohmatsu CPA Ltd.

Shanghai, China

April 24, 2009

ACORN INTERNATIONAL, INC.

CONSOLIDATED BALANCE SHEETS

(In US dollars, except share data)

	December 31,
	2007	2008
Assets
Current assets:
Cash and cash equivalents	$148,743,159	$147,648,774
Restricted cash	674,260	1,425,102
Short-term investments	36,643,577	19,745,444
Accounts receivable, net of allowance for doubtful accounts of $1,580,214 and $3,524,673 as of December 31, 2007 and 2008, respectively	23,076,064	27,708,460
Notes receivable	1,592,295	150,607
Inventory	16,382,773	29,521,680
Prepaid advertising expenses	23,150,816	16,756,954
Other prepaid expenses and current assets, net of allowance for doubtful accounts of $446,253 and $1,109,547 as of December 31, 2007 and 2008, respectively	8,068,556	13,362,528
Deferred tax assets, net	2,946,855	3,355,151

Total current assets	261,278,355	259,674,700
Property and equipment, net	13,322,488	15,641,434
Acquired intangible assets, net	4,775,805	21,313,949
Long-term investments	—	5,275,000
Investments in affiliates	—	1,159,134
Goodwill	7,571,865	—
Other long-term assets	827,377	1,121,100

Total assets	$287,775,890	$304,185,317

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	$8,171,725	$20,734,493
Accrued expenses and other current liabilities	12,477,690	19,652,820
Notes payable	997,180	3,657,859
Income taxes payable	160,922	3,327,869
Deferred revenue	13,352,371	12,797,716

Total current liabilities	35,159,888	60,170,757
Deferred tax liability	—	3,581,569
Business combination liability	—	11,107,375

Total liabilities	35,159,888	74,859,701

Commitments and contingencies (Note 20) Minority interest	9,241,277	13,564,340

Shareholders’ equity:
Ordinary shares ($0.01 par value; 100,000,000 shares authorized, 93,255,440 and 93,543,506 shares issued and 91,206,440 and 88,209,368 shares outstanding as of December 31, 2007 and 2008, respectively)	932,554	935,435
Additional paid-in capital	201,901,611	205,651,072
Retained earnings	39,682,699	9,737,468
Accumulated other comprehensive income	7,690,985	15,113,507
Treasury stock, at cost (2,049,000 and 5,334,138 shares as of December 31, 2007 and 2008, respectively)	(6,833,124)	(15,676,206)

Total shareholders’ equity	243,374,725	215,761,276

Total liabilities and shareholders’ equity	$287,775,890	$304,185,317

The accompanying notes are an integral part of these consolidated financial statements.

ACORN INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In US dollars, except share data)

	For the years ended December 31,
	2006	2007	2008
Revenues:
Direct sales, net	$107,410,669	$184,291,903	$171,618,902
Distribution sales, net	89,087,622	77,804,769	79,032,628

Total revenues, net	196,498,291	262,096,672	250,651,530

Cost of revenues:
Direct sales	32,013,171	85,894,931	83,414,125
Distribution sales	41,260,186	38,004,165	37,714,446

Total cost of revenues	73,273,357	123,899,096	121,128,571

Gross profit	123,224,934	138,197,576	129,522,959

Operating income (expenses):
Advertising expenses	(76,549,338)	(75,980,630)	(74,371,352)
Other selling and marketing expenses	(21,022,624)	(31,673,029)	(42,215,897)
General and administrative expenses	(27,114,841)	(28,455,472)	(31,673,865)
Impairment of goodwill and intangible assets	—	—	(8,667,961)
Other operating income, net	3,105,197	5,782,572	6,281,372

Total operating income (expenses)	(121,581,606)	(130,326,559)	(150,647,703)

Income (loss) from operations	1,643,328	7,871,017	(21,124,744)

Other income (expenses):
Interest expenses	(14,277)	(320)	—
Other income (expenses), net	2,181,038	16,513,639	(69,292)

Total other income (expenses)	2,166,761	16,513,319	(69,292)

Income (loss) before income taxes and minority interest	3,810,089	24,384,336	(21,194,036)

Income tax expenses (benefits):
Current	232,709	1,453,133	1,148,900
Deferred	(160,427)	(2,783,136)	(380,698)
Taxes refund	(768,290)	—	—

Total income tax expenses (benefits)	(696,008)	(1,330,003)	768,202

Net income (loss) after income taxes and before minority interest	4,506,097	25,714,339	(21,962,238)
Minority interest	(561,184)	(7,062,433)	(3,629,131)

Net income (loss)	3,944,913	18,651,906	(25,591,369)
Deemed dividend on Series A convertible redeemable preferred shares	(161,400)	(53,800)	—

Income (loss) attributable to holders of ordinary shares	$3,783,513	$18,598,106	$(25,591,369)

Income (loss) per ordinary share
Basic	$0.05	$0.20	$(0.29)

Diluted	$0.05	$0.19	$(0.29)

Weighted average number of shares used in calculating income (loss) per ordinary share
Basic	48,979,394	77,738,701	86,856,467

Diluted	53,607,999	84,472,947	86,856,467

Includes share-based compensation related to:
Other selling and marketing expenses	$740,966	$423,490	$292,135
General and administrative expenses	7,931,976	6,095,588	2,997,097

The accompanying notes are an integral part of these consolidated financial statements.

ACORN INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME (LOSS)

(In US dollars, except share data)

	Ordinary shares		Additional paid-in capital	Subscription receivable	Deferred share-based compensation	Retained earnings	Accumulated other comprehensive income	Treasury stock, at cost		Total	Comprehensive income (loss)
	Shares	Amount						Shares	Amount
Balance at January 1, 2006	48,979,394	$489,794	$28,841,455	$(9,657,575)	$(1,612,232)	$17,301,080	$894,814	—	$—	$36,257,336
Adjustment for adoption of SFAS 123-R	—	—	(1,612,232)	—	1,612,232	—	—	—	—	—
Share-based compensation expenses	—	—	8,672,942	—	—	—	—	—	—	8,672,942
Collection of subscription receivable	—	—	—	368,097	—	—	—	—	—	368,097
Net income	—	—	—	—	—	3,944,913	—	—	—	3,944,913	$3,944,913
Deemed dividend on Series A convertible redeemable preferred shares	—	—	—	—	—	(161,400)	—	—	—	(161,400)
Foreign currency translation adjustments	—	—	—	—	—	—	2,134,938	—	—	2,134,938	2,134,938

Balance at December 31, 2006	48,979,394	$489,794	$35,902,165	$(9,289,478)	$—	$21,084,593	$3,029,752	—	$—	$51,216,826	$6,079,851

Issuance of ordinary shares in initial public offering	23,565,000	235,650	112,994,175	—	—	—	—	—	—	113,229,825
Costs of initial public offering	—	—	(4,344,262)	—	—	—	—	—	—	(4,344,262)
Conversion of Series A convertible redeemable preferred shares to ordinary shares upon the completion of initial public offering	17,709,815	177,098	31,872,401	—	—	—	—	—	—	32,049,499
Conversion of Series A-1 convertible redeemable preferred shares to ordinary shares upon the completion of initial public offering	2,882,155	28,822	18,836,902	—	—	—	—	—	—	18,865,724
Collection of subscription receivable	—	—	—	9,289,478	—	—	—	—	—	9,289,478
Exercise of stock options and stock appreciation rights	119,076	1,190	121,152	—	—	—	—	—	—	122,342
Repurchase of ordinary shares	—	—	—	—	—	—	—	(2,049,000)	(6,833,124)	(6,833,124)
Share-based compensation expenses	—	—	6,519,078	—	—	—	—	—	—	6,519,078
Net income	—	—	—	—	—	18,651,906	—	—	—	18,651,906	$18,651,906
Deemed dividend on Series A convertible redeemable preferred shares	—	—	—	—	—	(53,800)	—	—	—	(53,800)
Unrealized losses on available-for-sale securities	—	—	—	—	—	—	(1,556,316)	—	—	(1,556,316)	(1,556,316)
Foreign currency translation adjustments	—	—	—	—	—	—	6,217,549	—	—	6,217,549	6,217,549

Balance at December 31, 2007	93,255,440	$932,554	$201,901,611	$—	$—	$39,682,699	$7,690,985	(2,049,000)	$(6,833,124)	$243,374,725	$23,313,139

ACORN INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME (LOSS)—(Continued)

(In US dollars, except share data)

	Ordinary shares		Additional paid-in capital	Subscription receivable	Deferred share-based compensation	Retained earnings	Accumulated other comprehensive income	Treasury stock, at cost		Total	Comprehensive income (loss)
	Shares	Amount						Shares	Amount
Exercise of stock options	288,066	2,881	460,229	—	—	—	—	—	—	463,110
Repurchase of ordinary shares	—	—	—	—	—	—	—	(5,849,241)	(16,378,724)	(16,378,724)
Issuance of repurchased shares in connection with the acquisition of Yiyang Yukang	—	—	—	—	—	(4,353,862)	—	2,564,103	7,535,642	3,181,780
Share-based compensation expenses	—	—	3,289,232	—	—	—	—	—	—	3,289,232
Net loss	—	—	—	—	—	(25,591,369)	—	—	—	(25,591,369)	$(25,591,369)
Unrealized losses on available-for-sale securities	—	—	—	—	—	—	(271,849)	—	—	(271,849)	(271,849)
Foreign currency translation adjustments	—	—	—	—	—	—	7,694,371	—	—	7,694,371	7,694,371

Balance at December 31, 2008	93,543,506	$935,435	$205,651,072	$—	$—	$9,737,468	$15,113,507	(5,334,138)	$(15,676,206)	$215,761,276	$(18,168,847)

The accompanying notes are an integral part of these consolidated financial statements.

ACORN INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In US dollars, except share data)

	For the years ended December 31,
	2006	2007	2008
Operating activities:
Income (loss) attributable to holders of ordinary shares	$3,783,513	$18,598,106	$(25,591,369)
Deemed dividend on Series A convertible redeemable preferred shares	161,400	53,800	—

Net income (loss)	3,944,913	18,651,906	(25,591,369)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Minority interest	561,184	7,062,433	3,629,131
Goodwill and intangible assets impairment losses	—	—	8,667,961
Share-based compensation	8,672,942	6,519,078	3,289,232
Equity in loss of affiliates	—	—	40,939
Write-off of advance to a supplier	946,452	—	—
Allowance for doubtful receivables	(69,831)	1,517,638	2,607,753
Depreciation and amortization	1,521,986	1,928,016	2,355,726
Loss on disposal of equipment	15,862	60,137	20,510
Deferred income tax benefits	(160,427)	(2,783,136)	(380,698)
Realized gain from sales of trading securities	(8,435)	(9,255,911)	(2,177,486)
Unrealized (gain) loss on trading securities	(875,734)	(1,449,241)	1,554,429
Available-for-sale securities impairment losses	—	—	3,275,000
Accrued interests on available-for-sale securities	—	(225,556)	190,001

Changes in operating assets and liabilities:
Purchase of trading securities	(2,067,522)	(44,565,920)	(11,554,176)
Proceeds from sales of trading securities	37,969	41,757,384	20,648,615
Accounts receivable	(2,917,910)	(12,432,611)	5,887,247
Notes receivable	(164,014)	(1,348,977)	1,544,011
Inventory	(2,338,964)	(8,568,071)	(5,754,799)
Prepaid advertising expenses	(5,293,610)	2,232,734	6,481,182
Other prepaid expenses and current assets	(3,342,057)	1,693,590	(4,507,136)
Accounts payable	(938,694)	4,488,152	4,775,729
Accrued expenses and other current liabilities	925,705	5,054,694	3,687,492
Notes payable	(755,867)	997,180	2,660,679
Income taxes payable	(523,673)	(20,684)	63,631
Deferred revenue	4,193,295	9,159,076	(554,655)

Net cash provided by operating activities	$1,363,570	$20,471,911	$20,858,949

Investing activities:
Purchase of available-for-sale securities	—	(20,000,000)	—
Purchase of property and equipment	(1,671,087)	(9,248,137)	(2,902,844)
Proceeds from disposal of equipment	—	124,008	56,299
Purchase of acquired intangible assets	(95,257)	(208,129)	(623,716)
Purchase of other long-term assets	(167,361)	—	(175,072)
Acquisition of Yiyang Yukang, net of cash acquired	—	—	(6,971,274)
Investments in affiliates	—	—	(1,200,073)
Decrease (increase) in restricted cash	3,885,722	(224,430)	(750,842)

Net cash provided by (used in) investing activities	$1,952,017	$(29,556,688)	$(12,567,522)

ACORN INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

(In US dollars, except share data)

	For the years ended December 31,
	2006	2007	2008
Financing activities:
Proceeds from short-term bank loans	250,138	—	—
Repayment of short-term bank loans	(497,963)	—	—
Repayment of long-term borrowings	(38,850)	—	—
Capital contribution by minority shareholders	—	430,000	—
Proceeds from initial public offering (net of issuance cost of $4,344,262)	—	108,885,563	—
Collection of subscription receivable	368,097	9,289,478	—
Proceeds from exercise of stock options	—	122,342	463,110
Repurchase of ordinary shares	—	(6,833,124)	(16,378,724)

Net cash provided by (used in) financing activities	$81,422	$111,894,259	$(15,915,614)

Effect of exchange rate changes	$1,961,664	$5,189,272	$6,529,802

Net increase (decrease) in cash and cash equivalents	$5,358,673	$107,998,754	$(1,094,385)
Cash and cash equivalents at the beginning of the year	35,385,732	40,744,405	148,743,159

Cash and cash equivalents at the end of the year	$40,744,405	$148,743,159	$147,648,774

Supplemental disclosure of cash flow information:
Income taxes paid	$736,122	$1,658,178	$1,879,118

Interest paid	$14,278	$320	$—

Acquisition of Yiyang Yukang:
Cash consideration			$6,700,000
Fair value of ordinary shares issued			3,181,780
Direct expenses related to the acquisition			657,757
Business combination liability			11,107,375

Assets acquired (including intangible asset of $17,632,341)			$21,646,912

Purchase consideration settled in cash			$7,357,757
Less: cash and cash equivalents acquired			(386,483)

Cash outflow on the acquisition			$6,971,274

The accompanying notes are an integral part of these consolidated financial statements.

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

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

Combined Entities	Percentage of ownership	Date of incorporation
Beijing Acorn Trade Co., Ltd. (“Beijing Acorn”)	100%	March 19, 1998
Shanghai Acorn Trade and Development Co., Ltd. (“Shanghai Trade”)	100%	April 11, 2000
Shanghai Acorn Network Co., Ltd. (“Shanghai Acorn”)	100%	April 13, 2000

Details of the Combined Entities’ subsidiaries, which were all registered in the PRC, were as follows:

Subsidiaries of the Combined Entities	Percentage of ownership	Date of incorporation
Beijing Acorn Youngleda Oxygen Generating Co., Ltd. (“Beijing Youngleda”)	100%	December 6, 2000
Shanghai Acorn Bio-products Co., Ltd.	51%	March 17, 2003
Shanghai Acorn Bio-tech Development Co., Ltd.	51%	August 28, 2003
Shanghai Acorn HJX Digital Technology Co., Ltd.	51%	December 12, 2003
Shanghai Acorn HJX Trade and Development Co., Ltd.	51%	April 13, 2004

On March 4, 2004, the same shareholders formed China DRTV, Inc. (“China DRTV”) in the British Virgin Islands (“BVI”) with identical shareholdings as the Combined Entities.

In 2004, China DRTV formed four subsidiaries and two consolidated variable interest entities (“VIE”) in the PRC. China DRTV consolidated the ownership of the Combined Entities, its subsidiaries and the VIEs, through which China DRTV’s business was then being conducted (the “Restructuring”). As part of the Restructuring, each of the Combined Entities, including their subsidiaries, transferred to China DRTV’s newly created consolidated subsidiaries and VIEs by means of an asset transfer and liability assumption, substantially all their assets and liabilities at their net book values, except that (a) the assets and liabilities of Beijing Youngleda were transferred through the transfer to China DRTV of all of its equity interests, and (b) only certain of Beijing Acorn’s assets were transferred to two of China DRTV’s subsidiaries, after which the shareholders of Beijing Acorn transferred their equity interests in Beijing Acorn to two PRC individuals, with Beijing Acorn becoming an additional China DRTV consolidated VIE. Commencing on January 1, 2005, the business was conducted through China DRTV and its five subsidiaries and three VIEs. Other than Beijing Acorn and Beijing Youngleda, each of the pre-restructuring companies previously engaged in the business has been liquidated.

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

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

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

As of December 31, 2008, the subsidiaries and VIEs of Acorn International were as follows:

Name of subsidiaries and variable interest entities	Percentage of ownership	Date of incorporation	Place of incorporation
China DRTV, Inc. (“China DRTV”)	100%	March 4, 2004	BVI
Smooth Profit Limited (“Smooth Profit”)	100%	September 18, 2007	BVI
MK AND T Communications Limited (“MK AND T”)	100%	October 27, 1998	Hong Kong
Emoney Investments Limited (“Emoney”)	100%	October 26, 2007	Hong Kong
Bright Rainbow Investments Limited (“Bright Rainbow”)	100%	October 29, 2007	Hong Kong
Shanghai Yitong Investment Consulting Co., Ltd. (“Shanghai Yitong”)	51%	April 18, 2000	PRC
Shanghai Acorn Advertising Broadcasting Co., Ltd. (“Shanghai Advertising”)	100%	August 19, 2004	PRC
Shanghai HJX Digital Technology Co., Ltd. (“Shanghai HJX”)	100%	August 23, 2004	PRC
Acorn International Electronic Technology (Shanghai) Co., Ltd. (“Acorn Electronic”)	100%	August 23, 2004	PRC
Shanghai An-Nai-Chi Automobile Maintenance Products Co., Ltd. (“Shanghai An-Nai-Chi”)	51%	August 23, 2004	PRC
Acorn Information Technology (Shanghai) Co., Ltd. (“Acorn Information”)	100%	August 27, 2004	PRC
Beijing Acorn Youngleda Oxygen Generating Co., Ltd. (“Beijing Youngleda”)	100%	October 20, 2004	PRC
Yiyang Yukang Communication Equipment Co., Ltd. (“Yiyang Yukang”)	100%	November 29, 2005	PRC
Shanghai Yimeng Software Technology Co., Ltd. (“Shanghai Yimeng”)	51%	December 23, 2005	PRC
Zhuhai Sunrana Bio-tech Co., Ltd. (“Zhuhai Sunrana”)	51%	June 16, 2006	PRC
Shanghai Acorn Enterprise Management Consulting Co., Ltd. (“Acorn Consulting”)	100%	September 26, 2006	PRC
Zhuhai Acorn Electronic Technology Co., Ltd. (“Zhuhai Acorn”)	100%	November 8, 2006	PRC
Beijing HJZX Software Technology Development Co., Ltd. (“Beijing HJZX”)	100%	January 22, 2007	PRC
Zhongshan Meijin Digital Technology Co., Ltd. (“Zhongshan Meijin”)	75%	February 13, 2007	PRC
Acorn Trade (Shanghai) Co., Ltd. (“Acorn Trade”)	100%	December 14, 2007	PRC
Shanghai Chuangying Xianke Information Technology Co., Ltd. (“Shanghai Chuangying Xianke”)	51%	July 16, 2008	PRC
Guangzhou Yiteng Information Technology Co., Ltd. (“Guangzhou Yiteng”)	51%	July 17, 2008	PRC
Beijing Acorn Trade Co., Ltd. (“Beijing Acorn”)	100%	March 19, 1998	PRC
Shanghai Acorn Network Technology Development Co., Ltd. (“Shanghai Network”)	100%	November 2, 2004	PRC

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(In US dollars, except share data, unless otherwise stated)

1. Organization and principal activities—(Continued)

PRC laws and regulations restrict foreign ownership entities engaged in direct sales and advertising businesses in China. For Acorn International to comply with the restriction, the three VIEs (Beijing Acorn, Shanghai Network and Shanghai Advertising) acquired two related direct sales licenses and one related advertising license and certain related assets in the Restructuring. In September 2007, Shanghai Advertising has become a wholly-owned subsidiary of Acorn International after transferring its equity interests to one of Acorn International’s subsidiaries. Acorn International now conducts its direct sales through the two VIEs (Beijing Acorn and Shanghai Network). The two VIEs are owned 100% by two PRC nationals: Yang Dongjie (or Don Dongjie Yang), Acorn International’s president, and He Chenghong (or David Chenghong He), an executive officer of the Group since 2000. Acorn International has entered into various agreements with the two VIEs, including the use of trademarks of Acorn International and exclusive service agreement, entitling Acorn International to receive service fees based on the services provided. In addition, Acorn International has been assigned all voting rights by the owners of the two VIEs through an agreement valid indefinitely, which cannot be amended or terminated except by written consent of all parties. Finally, Acorn International has the option to acquire all the equity interests of the two VIEs once the PRC laws permit.

Through the above arrangements, under the requirements of Financial Accounting Standards Board (“FASB”) Interpretation No. 46 (Revised) “Consolidation of Variable Interest Entities” (“FIN 46(R)”), Beijing Acorn and Shanghai Network have become the variable interest entities of Acorn International.

Acorn International holds all the variable interests of the two VIEs and has been determined to be most closely associated with the two VIEs. Therefore, Acorn International is the primary beneficiary of the two VIEs. Accordingly, the financial statements of Beijing Acorn and Shanghai Network have been consolidated with Acorn International as its subsidiaries since they were established.

The following balance sheet amounts of the Group’s two VIEs were included in the Group’s consolidated balance sheets as of December 31, 2007 and 2008:

	December 31,
	2007	2008
Total assets	$38,581,558	$27,867,651

Total liabilities	$35,331,586	$31,172,867

Acorn International and all of its subsidiaries and variable interest entities are collectively referred to as the “Group”.

The Group is an integrated multi-platform marketing company in China which develops, promotes and sells consumer products and services. The Group’s two primary sales platforms are vertically integrated TV direct sales and a nationwide distribution network. TV direct sales programs are often referred to as TV infomercials and are combined with the nationwide distribution network to market and sell products and services to consumers. TV direct sales platform is also used to promote and sell third-party branded products and services pursuant to joint sales arrangements and marketing services arrangements. In addition, direct sales platforms also include third-party bank channel sales, outbound calls, catalogs sales, internet sales and direct sales through print media and radio.

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

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

(d) Fair value of financial instruments

Effective on January 1, 2008, the Group adopted the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurement” (“SFAS 157”), which provides a framework for measuring fair value under US GAAP, and expanded disclosure requirements about assets and liabilities measured at fair value. In February 2008, the FASB issued FASB Staff Position FAS No. 157-2, “Effective Date of FASB Statement No. 157” (“FSP 157-2”), which delays the effective date of SFAS 157 as it applies to non-financial assets and liabilities that are not required to be measured at fair value on a recurring (at least annual) basis. As a result of the delay, SFAS 157 will be applied to the Group’s non-financial assets and liabilities effective on January 1, 2009. SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (also referred to as an exit price). SFAS 157 establishes a hierarchy for inputs used in measuring fair value that gives the highest priority to observable inputs and the lowest priority to unobservable inputs. Valuation techniques used to measure fair value shall maximize the use of observable inputs.

When available, the Group measures the fair value of financial instruments based on quoted market prices in active markets, valuation techniques that use observable market-based inputs or unobservable inputs that are corroborated by market data. Pricing information the Group obtains from third parties is internally validated for reasonableness prior to use in the consolidated financial statements. When observable market prices are not readily available, the Group generally estimates the fair value using valuation techniques that rely on alternate market data or inputs that are generally less readily observable from objective sources and are estimated based on pertinent information available at the time of the applicable reporting periods. In certain cases, fair values are not subject to precise quantification or verification and may fluctuate as economic and market factors vary and the Group’s evaluation of those factors changes. Although the Group uses its best judgment in estimating the fair value of these financial instruments, there are inherent limitations in any estimation technique. In these cases, a minor change in an

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(In US dollars, except share data, unless otherwise stated)

2. Summary of principal accounting policies—(Continued)

(d) Fair value of financial instruments—(Continued)

assumption could result in a significant change in its estimate of fair value, thereby increasing or decreasing the amounts of the Group’s consolidated assets, liabilities, shareholders’ equity and net income or loss. See Note 5 for further details.

The Group’s financial instruments consist of cash and cash equivalents, restricted cash, short-term investments, accounts receivable, notes receivable, long-term investments, accounts payable and notes payable. For cash and cash equivalents, restricted cash, accounts receivable, notes receivable, accounts payable and notes payable, the carrying amounts of these financial instruments as of December 31, 2007 and 2008 were considered representative of their fair values due to their short terms to maturity.

(e) Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and highly liquid investments which are unrestricted as to withdrawal or use, and which have original maturities of three months or less when purchased.

(f) Restricted cash

Under the notes payable arrangements with the banks, the Group is required to maintain certain cash balances in the banks based on the amounts of notes payable granted. These balances related to the notes payable were reflected as restricted cash in the balance sheet and amounted to $332,010 and $1,278,788 as of December 31, 2007 and 2008, respectively.

The restricted cash also included $342,250 and $146,314 as of December 31, 2007 and 2008, respectively, which represented the cash frozen by the court in regard to a pending lawsuit.

(g) Short-term and long-term investments

The Group’s short-term investments consist of trading securities and available-for-sale securities.

The Group’s long-term investments consist of available-for-sale securities.

Securities that the Group buys and holds principally for the purpose of selling them in the near term are classified as trading securities. Trading securities are recorded at fair value, with unrealized gains and losses recognized in the consolidated statements of operations.

Securities that the Group has the positive intention and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost.

Securities not classified as either trading securities or held-to-maturity securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses recorded as a component of accumulated other comprehensive income or loss in shareholders’ equity. Realized gains or losses are recognized in the consolidated statements of operations during the period in which the gains or losses are realized. If the Group determines that a decline in the fair value of the individual available-for-sale security is other-than-temporary, the cost basis of the security is written down to the fair value as a new cost basis and the amount of the write-down is accounted for as a realized loss. The new cost basis will not be changed for subsequent recoveries in fair value. The Group reviews several factors to determine whether a loss is other-than-temporary. These factors include, but are not limited to, the: (1) nature of the investment; (2) cause and duration of the impairment; (3) extent to which fair value is less than cost; (4) financial conditions and near term prospects of the issuers; and (5) the Group’s ability to hold the security for a period of time sufficient to allow for any anticipated recovery in fair value.

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(In US dollars, except share data, unless otherwise stated)

2. Summary of principal accounting policies—(Continued)

(g) Short-term and long-term investments—(Continued)

Available-for-sale securities not expected to be realized in cash or sold in the next normal operating cycle of the business are classified as long-term investments.

(h) Inventory

The cost of inventory comprises all costs of purchase, costs of conversion, and other costs incurred to bring inventory to its present location and condition. The cost of inventory is calculated using the weighted-average method.

Inventory is stated at the lower of cost or market value. Adjustments are recorded to write down the cost of obsolete and excess inventory to the estimated market value based on historical and forecast demand.

(i) Property and equipment, net

Property and equipment are carried at cost less accumulated depreciation and amortization. Depreciation and amortization is calculated on a straight-line method over the following estimated useful lives:

Estimated useful lives

Buildings	20 years

Leasehold improvements	Lesser of the term of the lease or the estimated useful lives of the assets

Machinery	10 years

Computers and office equipment	3-5 years

Vehicles	5 years

(j) Acquired intangible assets, net

Acquired intangible assets, which consist primarily of distribution networks, trademarks, securities investment advisory service license, patents and assembled and trained workforce, are valued at cost less accumulated amortization. Amortization is computed using the straight-line method over their expected useful lives of 3 to 15 years.

(k) Impairment of long-lived assets

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

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(In US dollars, except share data, unless otherwise stated)

2. Summary of principal accounting policies—(Continued)

(l) Investment in affiliates

The affiliated companies in which the Group has non-significant influence are accounted for using cost method of accounting. Dividends received that are distributed from the net accumulated earnings of the investee will be recognized in the Group’s consolidated statements of operations. Dividends received in excess of earnings will be recorded as reductions of cost of the investment. A series of operating losses of the investee or other factors may indicate that a decrease in value of the investment has occurred which is other-than-temporary and should accordingly be recognized.

The affiliated companies in which the Group has significant influence are accounted for using equity method of accounting. The share of earnings or losses of the investee will be recognized in the Group’s consolidated statements of operations and adjusts the carrying amount of the investment. Dividends received will reduce the carrying amount of the investment. A series of operating losses of the investee or other factors may indicate that a decrease in value of the investment has occurred which is other-than-temporary and should accordingly be recognized even though the decrease in value is in excess of what would otherwise be recognized by application of the equity method accounting.

(m) Goodwill

SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”), requires the Group to complete a two-step goodwill impairment test on an annual basis. The first step compares the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The fair value of each reporting unit is estimated using the expected present value of future cash flows. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. Goodwill is reviewed at least annually for impairment, or earlier if there is an indication of impairment.

In 2006 and 2007, the Group performed an annual goodwill impairment test on April 30. In 2008, the Group changed the annual goodwill impairment testing day to October 1, so in 2008 the Group performed the goodwill impairment test on both April 30 and October 1. This change is considered preferable because it allows the Group to use more current financial information and matches the Group’s business plan timing. This change in the method of applying accounting principle does not delay, accelerate or avoid an impairment charge or affect the Group’s financial statements.

In 2008, the Group determined that an indication of potential goodwill impairment existed due to the sustained decrease in the Group’s market capitalization below book value along with the consideration of certain 2009 budgeting activities that indicated lower operating results than previously forecasted. After the goodwill impairment test, the Group recognized $7,571,865 goodwill impairment loss in 2008.

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(In US dollars, except share data, unless otherwise stated)

2. Summary of principal accounting policies—(Continued)

(m) Goodwill—(Continued)

The carrying amount of goodwill allocated by segments for the years ended December 31, 2007 and 2008 were as follows:

	Direct sales	Distribution sales	Total
Balance as of January 1, 2007	$1,481,777	$6,090,088	$7,571,865
Impairment loss recognized during the year	—	—	—

Balance as of December 31, 2007	$1,481,777	$6,090,088	$7,571,865
Impairment loss recognized during the year	(1,481,777)	(6,090,088)	(7,571,865)

Balance as of December 31, 2008	$—	$—	$—

(n) Revenue recognition

Direct sales, net

The Group’s direct sales net revenues primarily represent product sales through the Group’s TV direct sales and other direct sales platforms, such as third-party bank channel sales, outbound calls, catalogue sales, internet sales, and direct sales through print media and radio. Revenues from sales of products are recognized once the products are delivered to and accepted by the customers.

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

The Group relies on China Express Mail Service Corporation (“EMS”) and local delivery companies to provide the Group data as to their successful deliveries for the Group’s direct sales products. EMS and local delivery companies regularly report product delivery information. Direct sales net revenues for 2006, 2007 and 2008 reflected actual information received from EMS and local delivery companies to ensure the Group did not recognize revenues on unsuccessful deliveries. For unsuccessful deliveries, EMS and local delivery companies are required to return the undelivered products to the Group. It generally takes two to three weeks for EMS to return the undelivered products to the Group whereas it generally takes seven days for local delivery companies to do so.

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(In US dollars, except share data, unless otherwise stated)

2. Summary of principal accounting policies—(Continued)

(n) Revenue recognition—(Continued)

Distribution sales, net

The Group’s distribution sales net revenues represent product sales to the distributors comprising the Group’s nationwide distribution networks. The distributor agreements do not provide discounts, chargeback, price protection or stock rotation rights. However, there were certain distributor agreements that provided performance-based cash rebates which were netted against revenues at the time the revenue was recorded. Accordingly, the Group records the revenues when products are delivered to and accepted by the distributors as there are no future remaining obligations.

Software revenue recognition

From 2006, the Group generated revenues from annual subscription fees from subscribers for the Group’s stock tracking software which includes access to the Group’s initial software CD containing data analysis tools and services. Upon receipt of the upfront cash payments from the subscriber, the Group provides an access code to the subscriber and will activate the subscriber’s account when the subscriber first logs on. This will commence the one-year subscription period and the full payment will be deferred and recognized ratably over the one-year subscription period. After the initial subscription period, the subscribers can register for an additional one year renewal. The pricing of the initial subscription fee and renewal fee is same regardless of whether it is sold by the Group directly or through the Group’s distribution network. Because the data services are essential to the functionality of the software analysis tools, the Group recognizes revenue ratably over the one-year subscription period. For the years ended December 31, 2006, 2007 and 2008, the Group recognized $4,654,020, $16,819,186 and $17,953,232 in relation to subscription fees and the deferred revenue balance was $4,193,295, $13,352,371 and $12,797,716 as of December 31, 2006, 2007 and 2008, respectively.

The Group estimates the amount of sales returns and cost of product warranty replacements based on the products’ historical trend of sales returns and current economic trends including market acceptance of new and existing products. In 2006, 2007 and 2008, the sales returns and warranty replacements were insignificant.

The Group presented revenues net of sales taxes incurred. The sales taxes amounted to $712,918, $1,048,711 and $508,154 for the years ended December 31, 2006, 2007 and 2008, respectively. Before subtracting sales taxes, gross direct sales were $108,042,332, $185,158,347 and $171,941,752 and gross distribution sales were $89,168,877, $77,987,036 and $79,217,932 for the years ended December 31, 2006, 2007 and 2008, respectively.

(o) Advertising expenses

The Group records cash advances to the advertising companies as prepaid advertising expenses in the consolidated balance sheets. The Group then expenses the prepaid advertising expenses as the advertisement is shown.

(p) Shipping and handling costs

The Group records costs incurred for shipping and handling as part of other selling and marketing expenses in the consolidated statements of operations. Shipping and handling costs were $4,726,041, $7,288,342 and $10,080,680 for the years ended December 31, 2006, 2007 and 2008, respectively.

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(In US dollars, except share data, unless otherwise stated)

2. Summary of principal accounting policies—(Continued)

(q) Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating leases. Payments made under operating leases are charged to the consolidated statements of operations on a straight-line basis over the lease periods.

(r) Government subsidies

The Group receives unrestricted government subsidies from local governmental agencies for certain taxes paid by the Group which include value-added, business and income taxes. The Group records unrestricted government subsidies as other operating income in the consolidated statements of operations.

The government subsidies in 2006, 2007 and 2008 were $2,531,557, $4,352,961 and $4,820,735, respectively.

(s) Income taxes

Current income taxes are provided for in accordance with the relevant statutory tax laws and regulations.

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

(t) Foreign currency translation

The functional currency and reporting currency of Acorn International, China DRTV, Smooth Profit, MK AND T, Emoney and Bright Rainbow are the United States dollar (“US dollar”). Monetary assets and liabilities denominated in currencies other than the US dollar are translated into the US dollar at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the US dollar during the year are converted into US dollar at the applicable rates of exchange prevailing on the first day of the month in which the transactions occurred. Transaction gains and losses are recognized in the consolidated statements of operations.

The financial records of the Group’s PRC subsidiaries and VIEs are denominated in its local currency, the Renminbi (“RMB”), which is the functional currency. Assets and liabilities are translated at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the period. Translation adjustments are reported as cumulative translation adjustments and are shown as a separated component of accumulated other comprehensive income in the consolidated statements of shareholders’ equity and comprehensive income (loss).

The aggregated gains through foreign currency transactions were $320,494, $486,470 and $542,423 in 2006, 2007 and 2008 respectively.

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(In US dollars, except share data, unless otherwise stated)

2. Summary of principal accounting policies—(Continued)

(u) Comprehensive income (loss)

Comprehensive income (loss) includes all changes in equity except those resulting from investments by owners and distributions to owners and is comprised of net income (loss), unrealized gains and losses on available-for-sale securities and foreign currency translation adjustments. Comprehensive income (loss) is reported in the consolidated statements of shareholders’ equity and comprehensive income (loss).

(v) Concentration of credit risk

Financial instruments that potentially expose the Group to concentration of credit risk consist primarily of cash and cash equivalents, available-for-sale securities, accounts receivable and notes receivable. All of the Group’s cash and cash equivalents are held with financial institutions that the Group believes to be high credit quality. The Group’s available-for-sale securities are issued by financial institutions with high credit ratings. The Group conducts credit evaluations of customers and generally does not require collateral or other security from its customers. The Group establishes an allowance for doubtful accounts primarily based on the age of the receivables and factors surrounding the credit risk of specific customers.

The Group mainly engaged EMS to deliver products to customers and to collect cash from the customers for direct sales gross revenues through direct sales platforms. As of December 31, 2007 and 2008, accounts receivables from EMS were $8,269,504 and $9,010,888, respectively. These amounts represented 35.84% and 32.52% of the total accounts receivables as of December 31, 2007 and 2008, respectively.

(w) Share-based compensation

Effective on January 1, 2006, the Group adopted SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123-R”), using the modified prospective application transition method, which establishes accounting for share-based awards exchanged for services. Under the provisions of SFAS 123-R, share-based compensation cost is measured at grant date, based on the fair value of the award, and recognized in expense over the requisite service period. The Group has made an estimate of expected forfeitures and is recognizing compensation costs only for those equity awards to vest.

(x) Income (loss) per share

The Group has determined that its Series A convertible redeemable preferred shares and Series A-1 convertible redeemable preferred shares are participating securities as the preferred shares participates in undistributed earnings on the same basis as the ordinary shares. Accordingly, the Group has used the two-class method of computing income per share under which income per share is computed for ordinary and preferred shares according to participation rights in undistributed earnings. Under this method, net income applicable to holders of ordinary shares is allocated on a pro rata basis to the ordinary and preferred shares to the extent that each class may share in income for the period had been distributed. Diluted income per share is computed using the more dilutive of (a) the two-class method or (b) the if-converted method. For 2006 and the period from January 1, 2007 to the Group’s initial public offering (“IPO”) in May 2007, the application of the two-class method was more dilutive than the if-converted method. The preferred shares have been converted into ordinary shares upon the completion of the IPO, the two-class method of computing income per share ceased to apply on the conversion date.

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(In US dollars, except share data, unless otherwise stated)

2. Summary of principal accounting policies—(Continued)

(x) Income (loss) per share—(Continued)

In 2006, the Group has excluded 1,580,000 stock appreciation rights (“SARs”) outstanding from the computation of diluted income per share as these SARs only vested upon the satisfaction of certain performance targets. These SARs were forfeited in 2007 as the performance targets were not met.

The computation of basic and diluted income (loss) per ordinary share for the years ended December 31, 2006, 2007 and 2008 was as follows:

	For the years ended December 31,
	2006	2007	2008
Net income (loss)	$3,944,913	$18,651,906	$(25,591,369)
Deemed dividend on Series A convertible redeemable preferred shares	(161,400)	(53,800)	—
Income allocated to Series A and Series A-1 convertible redeemable preferred shares for participating rights to dividends	(1,119,857)	(2,752,119)	—

Income (loss) attributable to holders of ordinary shares—basic and diluted	$2,663,656	$15,845,987	$(25,591,369)

Weighted average ordinary shares outstanding—basic	48,979,394	77,738,701	86,856,467
Stock options and SARs	4,628,605	6,734,246	—

Weighted average ordinary shares outstanding—diluted	53,607,999	84,472,947	86,856,467

Basic income (loss) per ordinary share	$0.05	$0.20	$(0.29)

Diluted income (loss) per ordinary share	$0.05	$0.19	$(0.29)

The amounts of anti-dilutive options and SARs excluded from the computation of diluted income (loss) per share for 2006, 2007 and 2008 were insignificant.

(y) Recently issued accounting standards

In December 2007, the FASB issued SFAS No. 141 (Revised 2007), “Business Combinations” (“SFAS 141R”). SFAS 141R is relevant to all transactions or events in which one entity obtains control over one or more other businesses. SFAS 141R requires an acquirer to recognize any assets and non-controlling interest acquired and liabilities assumed to be measured at fair value as of the acquisition date. Liabilities related to contingent consideration are recognized and measured at fair value on the date of acquisition rather than at a later date when the amount of the consideration may be resolved beyond a reasonable doubt. This revised approach replaces SFAS 141’s cost allocation process in which the cost of an acquisition was allocated to the individual assets acquired and liabilities assumed based on their respective fair value. SFAS 141R requires any acquisition-related costs and restructuring costs to be expensed as incurred as opposed to allocating such costs to the assets acquired and liabilities assumed as previously required by SFAS 141. Under SFAS 141R, an acquirer recognizes liabilities for a restructuring plan in purchase accounting only if the requirements of SFAS 146, “Accounting for Costs Associated with Exit or Disposal Activities”, are met. SFAS 141R allows for the recognition of pre-acquisition contingencies at fair value only if these contingencies are likely to materialize. If this criterion is not met at the acquisition date, then the acquirer accounts for the noncontractual contingency in accordance with recognition criteria set forth under SFAS No. 5, “Accounting for Contingencies”, in which case no amount should be recognized in purchase accounting. SFAS 141R is effective as of the beginning of an entity’s first fiscal year

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(In US dollars, except share data, unless otherwise stated)

2. Summary of principal accounting policies—(Continued)

(y) Recently issued accounting standards—(Continued)

that begins after December 15, 2008 with the exception of the accounting for valuation allowances on deferred taxes and acquired tax contingencies. SFAS 141R amends SFAS No. 109, “Accounting for Income Taxes,” such that adjustments made to valuation allowances on deferred taxes and acquired tax contingencies associated with acquisitions that closed prior to the effective date of SFAS 141R would also apply the provisions of SFAS 141R. The Group is currently evaluating the impact, if any, of SFAS 141R on its consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements—An Amendment of ARB No. 51” (“SFAS 160”). SFAS 160 amends ARB 51 to establish accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a non-controlling interest in a subsidiary is an ownership interest in the consolidated entity and should be reported as equity on the financial statements. SFAS 160 requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the non-controlling interest. Furthermore, disclosure of the amounts of consolidated net income attributable to the parent and to the non-controlling interest is required on the face of the financial statements. SFAS 160 is effective as of the beginning of an entity’s first fiscal year that begins after December 15, 2008. The Group will adopt SFAS 160 on January 1, 2009.

In April 2008, the FASB issued FASB Staff Position No. 142-3, “Determination of the Useful Life of Intangible Assets” (“FSP 142-3”). FSP 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS 142, “Goodwill and Other Intangible Assets”. FSP 142-3 is effective for fiscal years beginning after December 15, 2008 and interim periods within those fiscal years. Early adoption is prohibited. The guidance for determining the useful life of a recognized intangible asset in FSP 142-3 shall be applied prospectively to intangible assets acquired after the effective date. The Group does not believe FSP 142-3 will have a material effect on its consolidated financial statements.

At the November 24, 2008 meeting, the FASB ratified the consensus reached by the Task Force in Issue No. 08-06, “Equity Method Investment Accounting Considerations” (“EITF 08-06”). Because of the significant changes to the guidance on subsidiary acquisitions and subsidiary equity transactions and the increased use of fair value measurements as a result of SFAS 141R and SFAS 160, questions have arisen regarding the application of that accounting guidance to equity method investments. EITF 08-06 provides guidance for entities that acquire or hold investments accounted for under the equity method. EITF 08-06 is effective for transactions occurring in fiscal years and interim periods beginning on or after December 15, 2008. Early adoption is not permitted. The Group will adopt EITF 08-06 on January 1, 2009.

At the November 24, 2008 meeting, the FASB ratified the consensus reached by the Task Force in Issue No. 08-07, “Accounting for Defensive Intangible Assets” (“EITF 08-07”). EITF 08-07 requires entities that will acquire a defensive intangible asset after the effective date of SFAS 141R, to account for the acquired intangible asset as a separate unit of accounting and amortize the acquired intangible asset over the period during which the asset would diminish in value. EITF 08-07 is effective for defensive intangible assets acquired in fiscal years beginning on or after December 15, 2008. The Group will adopt EITF 08-07 on January 1, 2009.

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(In US dollars, except share data, unless otherwise stated)

2. Summary of principal accounting policies—(Continued)

(y) Recently issued accounting standards—(Continued)

In December 2008, the FASB issued FSP FAS No. 140-4 and FIN 46R-8, “Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities” (“FSP 140-4 and FIN 46R-8”). FSP 140-4 and FIN 46R-8 require additional disclosures about transfers of financial assets and involvement with VIEs. The requirements apply to transferors, sponsors, servicers, primary beneficiaries and holders of significant variable interests in a variable interest entity or qualifying special purpose entity. FSP 140-4 and FIN 46R-8 is effective for financial statements issued for reporting periods ending after December 15, 2008. FSP 140-4 and FIN 46R-8 affect only disclosures and therefore are included in Note 1. The Group does not believe FSP 140-4 and FIN 46R-8 will have a material effect on its consolidated financial statements.

On April 9, 2009, the FASB issued three Staff Positions (“FSPs”): (1) FSP FAS 157-4, which provides guidance on determining fair value when market activity has decreased; (2) FSP FAS 115-2 and FAS 124-2, which addresses other-than-temporary impairments for debt securities; and (3) FSP FAS 107-1 and APB 28-1, which discusses fair value disclosures for financial instruments in interim periods. These FSPs are effective for interim and annual periods ending after June 15, 2009, with early adoption permitted. The Group is currently evaluating the impact, if any, of these FSPs on its consolidated financial statements.

3. Acquisition

On December 24, 2008, the Group completed its acquisition of 100% equity interests of Yiyang Yukang, a cell phone producer and distributor in the PRC, pursuant to the terms of the definitive agreement entered into on December 18, 2008. Under the agreement, the Group acquired Yiyang Yukang for an initial purchase price of $6,700,000 in cash and 2,564,103 of its ordinary shares at a fair value of $3,181,780 in aggregate, based on average market price of the Group’s ordinary shares for a reasonable period before and after the date of the agreement. The Group shall additional pay up to three earn-out payments equivalent to the maximum amount of $37.1 million in a combination of cash and ordinary shares, contingent on Yiyang Yukang meeting certain earnings targets in 2008 to 2010. The ordinary shares repurchased through the Group’s share repurchase program were used for the acquisition. The Group’s total expenses related to the acquisition were $657,757. A business combination liability resulted from the acquisition and amounted to $11,107,375 as of December 31, 2008.

The Group believes that the acquisition will provide it a strong pipeline of mid-to-high end, differentiated and branded cell phone products as well as strengthening its distribution capability in the PRC.

The following table represented the initial purchase price and business combination liability as of December 31, 2008:

Cash consideration	$6,700,000
Fair value of ordinary shares issued	3,181,780
Direct expenses related to the acquisition	657,757
Business combination liability	11,107,375

$21,646,912

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(In US dollars, except share data, unless otherwise stated)

3. Acquisition—(Continued)

The assets acquired and liabilities assumed in the acquisition were as follows:

		Amortization Period
Tangible assets	$22,298,973
Liabilities incurred	(14,702,833)
Intangible asset—distribution network	17,632,341	8 years
Deferred tax liability on intangible asset amortization	(3,581,569)	8 years

Total	$21,646,912

The transaction was accounted using the purchase method of accounting, and accordingly, the acquired assets were recorded at their estimated fair values on the acquisition date. The contingent consideration, if any, will be recorded to goodwill as additional purchase price adjustments when the contingencies are resolved.

The valuation of the distribution network was based on the excess earnings method, a method within the income approach whereby the value of an intangible asset was captured by discounting to present value the earnings generated by the asset that remains after a deduction for a return on other contributory assets. These assets normally include working capital, fixed assets and other intangible assets. After a fair return on tangible and other intangible assets is subtracted, the remaining “excess” cash flow (or net cash flow) is attributed to the intangible asset being valued. The excess-earnings approach explicitly recognizes that the current value of an investment is premised upon the expected receipt of future economic benefits. In the valuation of an intangible asset, an indication of value is developed by discounting excess cash flows attributed to the asset to present value at a rate that reflects the current return requirements of the market.

Pro forma (unaudited)

The following table summarizes unaudited pro forma results of operations for the years ended December 31, 2007 and 2008 assuming that the acquisition occurred as of January 1, 2007 and 2008. These pro forma results have been prepared for comparative purpose only based on the Group’s best estimate and do not purport to be indicative of the results of operations which actually would have resulted had the acquisition occurred as of January 1, 2007 and 2008.

	Pro forma years ended December 31,
	2007	2008
	(Unaudited)	(Unaudited)
Revenues	$300,846,678	$318,732,059

Income (loss) attributable to holders of ordinary shares	$18,016,044	$(21,236,487)

Income (loss) per ordinary share:
Basic	$0.20	$(0.24)

Diluted	$0.18	$(0.24)

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(In US dollars, except share data, unless otherwise stated)

4. Short-term and long-term investments

Trading securities

The Group’s trading securities were marketable equity shares and the cost and fair value of the trading securities as of December 31, 2007 and 2008 were as follows:

	December 31,
	2007		2008
	Cost	Fair value	Cost	Fair value
Trading securities	$15,355,145	$17,974,337	$9,104,901	$10,088,054

Investment gain (loss) of trading securities for the years ended December 31, 2006, 2007 and 2008 consisted of the following and was included in the other income (expenses) in the consolidated statements of operations:

	For the years ended December 31,
	2006	2007	2008
Realized gain from sales of trading securities	$8,435	$9,255,911	$2,177,486
Unrealized holding gain (loss)	875,734	1,449,241	(1,554,429)

Total investment gain	$884,169	$10,705,152	$623,057

Available-for-sale securities

The Group’s available-for-sale securities represent investments in two index-linked notes (“Note A” and “Note B”), each has principal of USD10,000,000. Note A has a variable interest rate ranging from 0%-8% (increased to 9% and 10% in years 6-10 and 11-15, respectively), computed based on the number of days in which the 6-month USD-LIBOR rate is within a stated range. Note B has a variable interest rate ranging from 0%-12%, computed based on the number of days in which both the Nikkei 225 and the 3-month USD-LIBOR-BBA are above or within the stated ranges, respectively. Interests are paid at fixed intervals on a quarterly basis. The average interest rates for the years ended December 31, 2007 and 2008 were 8% and 8% for Note A and 12% and 0% for Note B, respectively. The issuers have an option to call the notes before or at maturity for an amount equal to principal plus any unpaid interest. Note A and Note B mature on June 14, 2022 and August 3, 2019, respectively. Interests earned on the available-for-sale securities for the years ended December 31, 2007 and 2008 were $925,556 and $831,740, respectively, which was included in the other income in the consolidated statements of operations. In 2008, the Group recorded an impairment loss of $3,275,000 for Note B which was included in the other expenses in the consolidated statements of operations. The Group did not have available-for-sale securities prior to 2007.

The cost and fair value of the available-for-sale securities as of December 31, 2008 were as follows:

	Cost	Unrealized loss	Accrued interest	Estimated fair value
Note A	$10,000,000	$(378,165)	$35,555	$9,657,390
Note B	6,725,000	(1,450,000)	—	5,275,000

	$16,725,000	$(1,828,165)	$35,555	$14,932,390

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(In US dollars, except share data, unless otherwise stated)

4. Short-term and long-term investments—(Continued)

Available-for-sale securities—(Continued)

The cost and fair value of the available-for-sale securities as of December 31, 2007 were as follows:

	Cost	Unrealized loss	Accrued interest	Estimated fair value
Note A	$10,000,000	$(830,316)	$35,556	$9,205,240
Note B	10,000,000	(726,000)	190,000	9,464,000

	$20,000,000	$(1,556,316)	$225,556	$18,669,240

The short-term investments as of December 31, 2007 and 2008 were as follows:

	December 31,
	2007	2008
Trading securities	$17,974,337	$10,088,054
Available-for-sale securities	18,669,240	9,657,390

	$36,643,577	$19,745,444

The long-term investments as of December 31, 2007 and 2008 were as follows:

	December 31,
	2007	2008
Available-for-sale securities	$—	$5,275,000

5. Fair value of financial instruments

Effective on January 1, 2008, the Group adopted SFAS 157, which provides a framework for measuring fair value under US GAAP, and expanded disclosure requirements about assets and liabilities measured at fair value. In February 2008, the FASB issued FSP 157-2, which delays the effective date of SFAS 157 as it applies to non-financial assets and liabilities that are not required to be measured at fair value on a recurring (at least annual) basis. As a result of the delay, SFAS 157 will be applied to the Group’s non-financial assets and liabilities effective on January 1, 2009. SFAS 157 establishes a hierarchy for inputs used in measuring fair value that gives the highest priority to observable inputs and the lowest priority to unobservable inputs as follows:

•	Level 1 – Observable unadjusted quoted prices in active markets for identical assets or liabilities.

•	Level 2 – Observable inputs other than quoted prices in active markets for identical assets or liabilities, for which all significant inputs are observable, either directly or indirectly.

•	Level 3 – Unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities.

The Group uses valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. The Group performs a thorough analysis of the assets and liabilities within the scope of SFAS 157 to determine the appropriate level based on the observability of the inputs used in the valuation techniques. Assets and liabilities carried at fair value as of December 31, 2008 were classified in the categories described above based on the lowest level input that is significant to the fair value measurement in its entirety.

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(In US dollars, except share data, unless otherwise stated)

5. Fair value of financial instruments—(Continued)

Recurring change in fair value

As of December 31, 2008, the Group’s assets and liabilities measured at fair value on a recurring basis subsequent to initial recognition were as follows:

	Fair value measurements using
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Trading securities	$10,088,054	$—	$—	$10,088,054
Available-for-sale securities	—	—	14,932,390	14,932,390

	$10,088,054	$—	$14,932,390	$25,020,444

Assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3 valuation)

A summary of changes in Level 3 available-for-sale securities for the year ended December 31, 2008 was as follows:

Balance at January 1, 2008	$18,669,240
Realized losses included in earnings	(3,275,000)
Unrealized losses included in accumulated other comprehensive income	(271,849)
Accrued interest	(190,001)

Balance at December 31, 2008	$14,932,390

Valuation classification

The following is a description of the fair value techniques used for instruments measured at fair value under SFAS 157 as well as the general classification of such instruments pursuant to the valuation hierarchy described above under SFAS 157.

Trading and available-for-sale securities investments—Investments in trading securities consist of marketable equity shares measured using the closing stock prices from the exchange market as of the measurement date, they are classified as Level 1 valuation. The available-for-sale securities consist of index-linked notes measured using a discounted cash flow projection on principal and interest based on assumptions supported by quoted market prices or rates, adjusted for the specific features of these instruments, they are classified as Level 3 valuation.

The Group is also required by SFAS No. 107, “Disclosures about Fair Value of Financial Instruments”, to disclose the fair value of financial instruments that are not carried at fair value on the consolidated balance sheets.

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(In US dollars, except share data, unless otherwise stated)

5. Fair value of financial instruments—(Continued)

Valuation classification—(Continued)

The fair value estimates presented above were based on pertinent information available to the Group as of December 31, 2008. Although the Group is not aware of any factors that would significantly affect its fair value estimates as of December 31, 2008, such amounts have not been comprehensively revalued for purposes of financial statements since December 31, 2008, and current estimates of fair value may differ significantly from the amounts presented.

6. Accounts receivable

An analysis of allowance for doubtful accounts for the years ended December 31, 2006, 2007 and 2008 was as follows:

	December 31,
	2006	2007	2008
Balance at beginning of the year	$578,660	$508,829	$1,580,214
Charge to expenses	331,552	1,395,920	2,423,722
Charge taken against allowance	(401,383)	(324,535)	(479,263)

Balance at end of the year	$508,829	$1,580,214	$3,524,673

7. Inventory

Inventory consisted of the following:

	December 31,
	2007	2008
Raw materials and work in progress	$6,598,622	$14,236,630
Finished goods and merchandise goods	9,784,151	15,285,050

	$16,382,773	$29,521,680

8. Other prepaid expenses and current assets

Other prepaid expenses and current assets consisted of the following:

	December 31,
	2007	2008
Advances to suppliers	$3,086,104	$2,036,232
Prepaid income tax	292,184	1,149,688
Other prepaid expenses	4,690,268	10,176,608

	$8,068,556	$13,362,528

The Group has made allowance for doubtful accounts in the aggregate amount of nil, $446,253 and $663,294 during the years ended December 31, 2006, 2007 and 2008, respectively.

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(In US dollars, except share data, unless otherwise stated)

9. Property and equipment, net

Property and equipment, net consisted of the following:

	December 31,
	2007	2008
Buildings	$1,433,016	$10,378,406
Leasehold improvements	1,309,834	1,434,811
Machinery	173,918	199,621
Computers and office equipment	5,450,721	7,398,446
Vehicles	1,437,480	1,443,119

	$9,804,969	$20,854,403
Less: accumulated depreciation and amortization	(3,538,862)	(5,212,969)

	$6,266,107	$15,641,434
Construction in progress	7,056,381	—

	$13,322,488	$15,641,434

The construction in progress was a new office building which was transferred to buildings in December 2008.

Depreciation and amortization expenses for property and equipment were $1,012,275, $1,370,710 and $1,655,650 for the years ended December 31, 2006, 2007 and 2008, respectively.

10. Acquired intangible assets, net

Acquired intangible assets, net consisted of the following:

	December 31,
	2007	2008
Distribution networks	$3,425,945	$19,962,190
Trademarks	2,406,234	2,447,064
Securities investment advisory service license	—	365,786
Patents	128,181	311,210
Assembled and trained workforce	217,941	232,928

	$6,178,301	$23,319,178
Less: accumulated amortization	(1,402,496)	(2,005,229)

	$4,775,805	$21,313,949

In 2008, as a result of reduced expectations of future cash flows from certain identified intangible assets, the Group determined that a distribution network was not recoverable and consequently recorded an intangible asset impairment charge of $1,096,096 for the distribution network.

The Group has recorded amortization expenses of $509,711, $557,306 and $641,275 for the years ended December 31, 2006, 2007 and 2008, respectively. The amortization expenses of the above intangible assets will be approximately $2,746,930, $2,609,932, $2,569,814, $2,568,671 and $2,555,404 for 2009, 2010, 2011, 2012 and 2013, respectively.

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(In US dollars, except share data, unless otherwise stated)

11. Investments in affiliates

In July 2008, the Group invested 30% equity interests in Kela (Hong Kong) Jeweley Investment Limited (“Kela”) for cash of $1,200,000. Due to its 30% voting interests in Kela, the Group accounts for this investment using the equity method of accounting. The Group’s equity in losses of Kela in 2008 was $40,939 and was recognized in the other expenses in the consolidated statements of operations.

12. Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consisted of the following:

	December 31,
	2007	2008
Other taxes payable	$3,950,556	$4,086,616
Accrued employee payroll and welfare	2,861,377	3,522,526
Other payable	2,949,995	5,029,413
Accrued expenses	2,357,457	2,081,090
Advances from customers	358,305	4,933,175

	$12,477,690	$19,652,820

Other taxes payable mainly consist of value-added tax payable and sales taxes payable. The Group’s PRC subsidiaries are subject to value- added tax at a rate of 17% on product purchases and sales amount. Value-added tax payable on sales is computed net of value-added tax paid on purchases. The Group’s PRC subsidiaries are also subject to business tax at a rate of 5% on sales related to service rendered.

13. Share-based compensation

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

The Group adopted the provisions of SFAS 123-R effective January 1, 2006 and recorded compensation expense of $8,672,942, $6,519,078 and $3,289,232, including $1,903,454, $536,172 and $324,979 in incremental compensation expense related to the exercise price modification on September 27, 2006, described below, for the years ended December 31, 2006, 2007 and 2008, respectively.

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(In US dollars, except share data, unless otherwise stated)

13. Share-based compensation—(Continued)

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

The fair value of each option/SAR granted was estimated on the date of grant using the Black-Scholes-Merton option-pricing formula. The risk-free interest rate for periods within the contractual life of the option/SAR is based on the yield of Chinese International Bond. The expected life of options/SARs granted represents the period of time that the options/SARs are expected to be outstanding and is based on historical data related to option/SAR exercises and employee terminations. Expected volatilities are based on the average volatility of comparable companies with the time period commensurate with the expected time period.

	2006		2007
	SARs without performance condition	SARs with performance condition	SARs without performance condition	SARs with performance condition
Average risk-free interest rate	5.15%	5.45%	5.09%	5.03%
Average expected option/SAR life	3.57 years	4.33 years	3.58 years	3.58 years
Average expected volatility rate	40.42%	44.09%	36.00%	36.00%
Average dividend yield	0%	0%	0%	0%

On September 27, 2006, the Group modified the exercise prices for options granted on November 4, 2005 from $5.00 to $3.00, and SARs granted on May 1, 2006 and July 6, 2006 from $7.00 to $3.50 for 153 individuals. The total incremental compensation expense resulting from the modification was $3,165,873, of which $1,903,454, $536,172 and $324,979 were recognized in 2006, 2007 and 2008, respectively.

All the amounts below reflect the modification of exercise prices of options and SARs.

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(In US dollars, except share data, unless otherwise stated)

13. Share-based compensation—(Continued)

A summary of the options and SARs activities for the year ended December 31, 2008 and the information regarding the options and SARs outstanding as of December 31, 2008 were as follows:

	Number of options/SARs	Weighted average exercise price	Weighted average remaining contract terms	Aggregate intrinsic value
Options/SARs outstanding at January 1, 2008	16,402,361	$2.69
Granted	—	—
Forfeited	(575,536)	$3.43
Exercised	(288,066)	$1.61

Options/SARs outstanding at December 31, 2008	15,538,759	$2.68	5.15 years	$2,589,337

Options/SARs vested or expected to vest at December 31, 2008	15,538,759	$2.68	5.15 years	$2,589,337

Options/SAR exercisable at December 31, 2008	14,626,184	$2.60	5.23 years	$2,589,337

The weighted-average fair value of SARs granted in 2006, 2007 and 2008 was $2.60, $1.51 and nil, respectively. The total fair value of options and SARs vested in 2006, 2007 and 2008 was $8,659,928, $5,852,492 and $5,134,790, respectively. The aggregate intrinsic value of options and SARs exercised in 2007 and 2008 was $42,060 and $176,918, respectively.

As of December 31, 2008, there was $1,663,210 in total unrecognized compensation expense related to unvested share-based compensation arrangements granted under the 2005 and 2006 Option Plans, which is expected to be recognized over a weighted-average period of 0.68 years.

14. Taxation

Acorn International is incorporated in the Cayman Islands and is not subject to tax in this jurisdiction.

China DRTV and Smoot Profit are incorporated in the British Virgin Islands and are not subject to tax in this jurisdiction.

The Group’s Hong Kong subsidiaries, MK AND T, Emoney and Bright Rainbow, are subject to Hong Kong statutory income tax on their Hong Kong sourced income.

In 2006 and 2007, the Group’s PRC subsidiaries are subject to Corporate Income Tax (“CIT”) on the taxable income in accordance with the Enterprise Income Tax Law and the Income Tax Law of the PRC concerning Foreign Investment Enterprise and Foreign Enterprises (collectively “PRC Corporate Income Tax Laws”), respectively.

On March 16, 2007, the PRC government promulgated Law of the People’s Republic of China on Enterprise Income Tax (“New EIT Law”), which is effective from January 1, 2008. Under the New EIT Law, domestically- owned enterprises and foreign-invested enterprises are subject to a uniform tax rate of 25%. While the New EIT Law equalizes the tax rates for domestically-owned and foreign-invested companies, preferential tax treatment would continue to be given to companies in certain encouraged sectors and to enterprises classified as high and new technology companies, whether domestically-owned or foreign-invested enterprises. The New EIT Law also provides a five-year transition period starting from its effective date for those enterprises which were established

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(In US dollars, except share data, unless otherwise stated)

14. Taxation—(Continued)

before the promulgation date of the New EIT Tax Law and which were entitled to a preferential tax treatment such as a reduced tax rate or a tax holiday. The tax rate of such enterprises will transition to the uniform tax rate of 25% within a five-year transition period and the tax holiday, which has been enjoyed by such enterprises before the effective date of the New EIT Law, may continue to be enjoyed until the end of the holiday.

Shanghai Advertising registered in Pudong New District, Shanghai of the PRC, is subject to 15% CIT in 2006 and 2007 and 18% CIT in 2008 pursuant to the local tax preferential arrangement.

Shanghai HJX, Acorn Electronic, Shanghai An-Nai-Chi, Beijing Youngleda and Zhuhai Acorn registered in the Old Districts of the PRC, are subject to 27% CIT in 2006 and 2007 as qualified foreign-invested manufacturing enterprises.

Acorn Information and Shanghai Yimeng registered in Pudong New District, Shanghai of the PRC, are subject to 15% CIT in 2006 and 2007 pursuant to the local tax preferential arrangement.

Zhuhai Sunrana registered in Zhuhai Specific Economic Zone of the PRC, is subjected to 15% CIT in 2006 and 2007 pursuant to the local tax preferential arrangement. Starting from January 1, 2008, Zhuhai Sunrana is subject to the preferential five-year transition period tax rates under the New EIT Law and 2008 applicable CIT rate is 18%.

Beijing HJZX, as a recognized high and new technology company and registered in Zhongguancun technology zone in Beijing of the PRC, is subject to 15% CIT in 2007 and 18% CIT in 2008.

The Group’s remaining PRC subsidiaries are subject to the statutory rate of 33% in 2006 and 2007 in accordance with the PRC Corporate Income Tax Laws, and 25% in 2008 in accordance with the New EIT Law.

Shanghai Advertising, as a recognized new service company, is entitled to CIT exemption in 2006.

Shanghai HJX, Acorn Electronic, Shanghai An-Nai-Chi, Beijing Youngleda, Yiyang Yukang and Zhuhai Acorn, as foreign-invested manufacturing enterprises which are scheduled to operate for at least ten years, are entitled to a two-year exemption and three-year 50% reduction starting from the first profit making year after absorbing all prior years’ tax losses, which can be carried forward for five years (the “Tax Holiday”). Under the New EIT Law, enterprises not generating profits before 2008 are required to commence the Tax Holiday beginning January 1, 2008.

Acorn Information, as a recognized software company, is eligible for the Tax Holiday from 2005. Shanghai Yimeng, as a recognized software company, is eligible for the Tax Holiday from 2006.

Acorn Consulting, as a recognized new service company, is entitled to CIT exemption in 2007.

Beijing HJZX, as a recognized high and new technology company and registered in Zhongguancun technology zone in Beijing of the PRC, is entitled to CIT exemption in 2007 and 2008. Beijing HJZX is not qualified as high and new technology company from 2009 and will not be subject to the high and new technology company’s preferential tax treatment from 2009.

Shanghai Network, as a recognized new trading company, is entitled to CIT exemption in 2006 and 2007.

Tax that would otherwise have been payable without tax holidays amounted to $20,986,776, $24,926,478 and $1,924,940 in 2006, 2007 and 2008, respectively (representing a (reduction) increase in basic income (loss) per ordinary share of $(0.30), $(0.29) and $0.03 and diluted income (loss) per ordinary share of $(0.28), $(0.28) and $0.03 in 2006, 2007 and 2008, respectively).

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(In US dollars, except share data, unless otherwise stated)

14. Taxation—(Continued)

Under the New EIT Law and implementation regulations issued by the PRC State Council, income tax at the rate of 10% is applicable to interest and dividends payable to investors that are “non-resident enterprises”, which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such interest or dividends have their sources within the PRC. Undistributed earnings of the Group’s PRC subsidiaries of $71,636,772 as of December 31, 2008 are considered to be indefinitely reinvested and, accordingly, no provision for PRC dividend withholding tax has been provided thereon. Upon distribution of these earnings in the form of dividends or otherwise in the future, the Group would be subject to PRC withholding tax at 10% or a lower treaty rate.

Under applicable accounting principles, a deferred tax liability should be recorded for taxable temporary differences attributable to the excess of financial reporting basis over tax basis in a domestic subsidiary. However, recognition is not required in situations where the tax law provides a means by which the reported amount of that investment can be recovered tax-free and the enterprise expects that it will ultimately use that means. The Group has not recorded any such deferred tax liability attributable to the undistributed earnings of its financial interests in VIEs because these entities do not have any unremitted earnings to be distributed.

Effective on January 1, 2007, the Group adopted the provisions of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an Interpretation of SFAS No. 109” (“FIN 48”). Based on its FIN 48 analysis, the Group has made its assessment of the level of authority for each tax position (including the potential application of interests and penalties) based on the technical merits, and has measured the unrecognized benefits associated with the tax positions. The adoption of FIN 48 did not have any impact on the Group’s total liabilities or shareholders’ equity. As of December 31, 2007 and 2008, the Group had unrecognized tax benefits of approximately nil and $3.1 million, respectively.

Reconciliation of the beginning and ending amount of unrecognized tax benefits for the years ended December 31, 2007 and 2008 was as follows:

For the years ended December 31,
	2007	2008
	(in million)	(in million)
Unrecognized tax benefits at beginning of the year	$—	$—
Gross increases—tax positions in prior years	—	—
Gross decreases—tax positions in prior years	—	—
Gross increases—tax positions in current year	—	—
Settlements in current year	—	—
Increases related to acquired business	—	3.1
Lapsing of statutes of limitations	—	—

Unrecognized tax benefits at end of the year	$—	$3.1

The $3.1 million unrecognized tax benefits would impact the effective income tax rate if recognized.

The Group classifies interests and penalties related to income tax matters in income tax expense. As of December 31, 2007 and 2008, the amount of interests and penalties related to uncertain tax positions was immaterial. The Group does not anticipate any significant increases or decreases to its liabilities for unrecognized tax benefits within the next twelve months.

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(In US dollars, except share data, unless otherwise stated)

14. Taxation—(Continued)

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of income taxes is due to computational errors made by the taxpayer. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined, but an underpayment of income tax liability exceeding RMB100,000 (approximately $15,000) is specifically listed as a special circumstance. In the case of a transfer pricing related adjustment, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. The Group’s PRC subsidiaries are therefore subject to examination by the PRC tax authorities from 2004 through 2008 on non-transfer pricing matters, and from 1999 through 2008 on transfer pricing matters.

Reconciliation between the effective income tax rate and the PRC statutory income tax rate was as follows:

	For the years ended December 31,
	2006	2007	2008
PRC statutory tax rate	33%	33%	25%
Tax effect of advertising expenses that are not deductible in determining taxable profit	420%	69%	(4)%
Tax effect of other expenses that are not deductible in determining taxable profit	31%	6%	—
Effect of differences between PRC statutory tax rate and foreign effective tax rates	41%	(11)%	(14)%
Effect of tax holidays granted to PRC subsidiaries	(523)%	(102)%	2%
Effect of deferred tax assets valuation allowance	—	—	(13)%
Effect of tax refund	(20)%	—	—

Effective tax rate	(18)%	(5)%	(4)%

The principal components of the Group’s deferred income tax assets and liabilities as of December 31, 2007 and 2008 were as follows:

	December 31,
	2007	2008
Deferred tax assets:
Allowance and reserves	$879,779	$1,984,369
Salary and bonus accrual	11,348	—
Revenue recognition difference	2,305,087	2,270,767
Net operating losses	78,040	2,062,348

	$3,274,254	$6,317,484
Less: valuation allowance	—	(2,840,138)

	$3,274,254	$3,477,346

Deferred tax liabilities:
Unrealized gains on trading securities	$(327,399)	$(122,195)
Yiyang Yukang intangible asset amortization	—	(3,581,569)

	$(327,399)	$(3,703,764)

	$2,946,855	$(226,418)

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(In US dollars, except share data, unless otherwise stated)

14. Taxation—(Continued)

	December 31,
	2007	2008
Deferred tax assets were analyzed as:
Current	$3,274,254	$3,477,346
Non-current	—	—

	$3,274,254	$3,477,346

Deferred tax liabilities were analyzed as:
Current	$(327,399)	$(122,195)
Non-current	—	(3,581,569)

	$(327,399)	$(3,703,764)

	$2,946,855	$(226,418)

As of December 31, 2008, the Group had tax losses carrying forward of $2,572,287. The tax losses will expire in 2013 if they are not used.

The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, the Group believe it is more-likely-than-not that the Group will realize the benefits of these deductible differences, net of the existing valuation allowances as of December 31, 2008. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward periods are reduced.

15. Other income (expenses), net

Other income (expenses), net consisted of the following:

	For the years ended December 31,
	2006	2007	2008
Investment gain (loss)	$884,169	$11,630,708	$(1,861,142)
Interest income	818,990	4,223,001	2,416,979
Other income (expenses)	477,879	659,930	(625,129)

	$2,181,038	$16,513,639	$(69,292)

16. Convertible redeemable preferred shares

In January 2005, the Group issued 17,709,815 Series A convertible redeemable preferred shares to SB Asia Investment Fund II L.P. (“SAIF”) for consideration of US$1.98 per share for total proceeds of US$32,479,902, net of issuance costs of $2,520,098. In conjunction with the issuance of Series A preferred shares, the Group also issued a detachable warrant to SAIF for no additional consideration. As per the warrant agreement, SAIF could purchase an aggregate of 2,882,155 Series A-1 convertible redeemable preferred shares at a per share exercise

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(In US dollars, except share data, unless otherwise stated)

16. Convertible redeemable preferred shares—(Continued)

price of US$2.78. The warrant was exercised in full on December 28, 2005 for total proceeds of US$8,000,000. The proceeds received in the Series A convertible redeemable preferred shares offerings were first allocated between the convertible instrument and the warrants on a residual fair value basis. The accretion to the redemption value was reflected as a reduction to net income to arrive at net income available to ordinary shareholders in the accompanying consolidated statements of operations and amounted to $161,400, $53,800 and nil for the years ended December 31, 2006, 2007 and 2008, respectively.

The Group determined that there was no embedded beneficial conversion feature attributable to the Series A convertible redeemable preferred shares, since the initial conversion price of Series A convertible redeemable preferred shares is equal to the issuance price, which was negotiated and agreed between the Group and SAIF on an arm’s length basis and, which was determined by the Group to approximate the fair value of the Group’s ordinary shares at the commitment date since there was no existence of a public or active market of the Group’s ordinary shares, nor were there any cash transactions involving the Group’s ordinary shares that occurred prior to this date.

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

17. Ordinary shares

(a)

On May 3, 2007, the Group offered 7,855,000 American Depository Shares (“ADS”), representing 23,565,000 ordinary shares, at $15.50 each to the public, raising proceeds of $108,885,563, net of issuance costs of $4,344,262. The Group’s ADS are quoted on the New York Security Exchange.

(b)

In May 2007, 17,709,815 Series A convertible redeemable preferred shares and 2,882,155 Series A-1 convertible redeemable preferred shares were converted into 20,591,970 ordinary shares on a one-to-one basis upon the completion of the Group’s IPO.

(c)	From September 2007 to December 2007, 156,744 vested options and SARs were exercised into 119,076 ordinary shares.

(d)	In 2008, 288,066 vested options were exercised into 288,066 ordinary shares.

18. Share repurchase program

In December 2007, the Group adopted a share repurchase program enabling it to repurchase up to an aggregate of $30,000,000 of its ADSs, representing its ordinary shares. As of December 31, 2007, the Group had repurchased an aggregate of 683,000 ADSs, representing 2,049,000 ordinary shares, on the open market for total cash consideration of $6,833,124. The share repurchase program continued until April 2008 and was extended by the Board of Directors in 2008 and will run through May 31, 2009. As of December 31, 2008, the Group had

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(In US dollars, except share data, unless otherwise stated)

18. Share repurchase program—(Continued)

repurchased an aggregate of 2,632,747 ADSs, representing 7,898,241 ordinary shares, on the open market for total cash consideration of $23,211,848.

In December 2008, the Group issued 2,564,103 of its ordinary shares repurchased through the share repurchase program for the acquisition of Yiyang Yukang. The total repurchase costs of the shares issued for the acquisition of Yiyang Yukang is $7,535,642.

19. Mainland China contribution plan and profit appropriation

Employees of the Group in the PRC are entitled to retirement benefits calculated with reference to their salaries basis upon retirement and their length of service in accordance with a PRC government-managed retirement plan. The PRC government is directly responsible for the payments of the benefits to these retired employees. The Group is required to make contributions to the government-managed retirement plan based on certain percentages of the employees’ monthly salaries. The amounts contributed by the Group were $809,473, $1,207,199 and $1,434,247 for the years ended December 31, 2006, 2007 and 2008, respectively.

In addition, the Group is required by law to contribute medical, unemployment, housing and other statutory benefits based on certain percentages of the employees’ monthly salaries. The PRC government is directly responsible for the payments of the benefits to these employees. The amounts contributed by the Group were $659,119, $1,135,424 and $1,356,095 for the years ended December 31, 2006, 2007 and 2008, respectively.

In accordance with relevant PRC Company Law and regulations and the Group’s Articles of Association, the Group’s PRC subsidiaries were required to appropriate 10% of their respective profit after taxation reported in their statutory financial statements prepared under the PRC GAAP to the statutory surplus reserve. The Group has statutory reserve balance of $3,497,800 and $6,146,485 as of December 31, 2007 and 2008, respectively. According to the plan of Restructuring, the reserved funds carried forward from the entities which have been liquidated have been reinvested into the Group.

The appropriation of statutory surplus reserve will cease upon the balance of the statutory surplus reserve reaching 50% of the companies’ registered capital. The statutory surplus reserves may be used to make up losses or for conversion into the shareholders’ equity.

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(In US dollars, except share data, unless otherwise stated)

20. Commitments and contingencies

(A) Leases commitments

The Group leases certain office premises and buildings under non-cancelable leases. Rental expenses under operating leases for 2006, 2007 and 2008 were $1,463,975, $1,915,055 and $3,031,876, respectively.

As of December 31, 2008, future minimum lease payments under non-cancelable operating leases agreements were as follows:

2009	$1,838,460
2010	686,379
2011	93,823
2012	14,324
2013 and thereafter	39,344

$2,672,330

(B) Advertising commitments

As of December 31, 2008, the commitments for the advertising contracts signed by the Group were as follows:

2009	$63,650,473

Of the total commitments, $16,196,570 were prepaid as of December 31, 2008.

(C) Legal matters

The Group is a party to legal matters and claims that are normal in the course of its operations. While the Group believes that the ultimate outcome of these matters will not have a material adverse effect on its financial position, results of operations and cash flows, the outcome of these matters is not determinable with certainty and negative outcomes may adversely affect the Group.

21. Segment and geographic information

The Group engages primarily in television-based direct sales, television sales program or infomercials, distribution sales through its national distribution network and catalogue marketing and sales in the PRC.

The Group’s chief operating decision maker has been identified as the Chief Executive Officer (“CEO”), who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. The Group uses the management approach to determine operating segments. The management approach considers the internal organization and reporting used by the Group’s chief operating decision makers for making decisions, allocating resources and assessing performance. Based on this assessment, the Group has determined that it has two operating and reporting segments, which are direct sales, net and distribution sales, net.

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

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(In US dollars, except share data, unless otherwise stated)

21. Segment and geographic information—(Continued)

The Group’s revenues are all generated from external customers in the PRC. The revenues by each group of similar products and services are as follows:

	For the years ended December 31,
Product	2006	2007	2008
Electronic learning device and dictionary	$62,463,799	$56,199,326	$61,175,108
Beauty and health products	55,036,988	32,899,378	59,666,463
Cell phones	27,839,627	105,562,888	56,262,252
Consumer electronics	23,550,401	7,949,819	22,008,208
Subscription service revenues	4,654,020	16,819,186	17,953,232
Collectible products	7,973,809	19,332,223	16,141,592
Marketing service revenues	6,683,429	16,035,935	3,168,617
Other products	9,009,136	8,346,628	14,784,212

Total gross revenues	$197,211,209	$263,145,383	$251,159,684
Less: sales taxes	(712,918)	(1,048,711)	(508,154)

Total revenues, net	$196,498,291	$262,096,672	$250,651,530

The gross profit by segments is as follows:

	For the years ended December 31,
	2006	2007	2008
Direct sales	$75,397,498	$98,396,972	$88,204,777
Distribution sales	47,827,436	39,800,604	41,318,182

Total	$123,224,934	$138,197,576	$129,522,959

Geographic information

The Group operates in the PRC and all of the Group’s long-lived assets are located in the PRC.

In 2006, 2007 and 2008, there was no customer which accounted for 10% or more of the Group’s net revenues.

22. Related party transactions

Transactions with employees

The Group’s customers include distributors who are owned by certain employees of the Group. Details of the transactions for the years ended December 31, 2006, 2007 and 2008 were as follows:

	For the years ended December 31,
	2006	2007	2008
Sales	$25,520,826	$19,837,825	$11,617,989
Accounts receivable, net	733,058	802,859	730,897

These sales represented 12.9%, 7.5% and 4.6% of the total gross revenues in 2006, 2007 and 2008, respectively. The sales with the single entity owned by a family member of the Group’s CEO were $871,126, $895,262 and nil for the years ended December 31, 2006, 2007 and 2008, respectively.

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(In US dollars, except share data, unless otherwise stated)

23. Restricted net assets

Relevant PRC laws and regulations permit payments of dividends by the Group’s PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. As a result of these PRC laws and regulations, the Group’s PRC subsidiaries are restricted in their abilities to transfer a portion of their net assets either in the form of dividends, loans or advances, which restricted portion amounted to $34,209,660 as of December 31, 2008. This amount is made up of the registered equity of the Group’s PRC subsidiaries and the statutory reserves disclosed in Note 19. In addition, as a result of the Restructuring, retained earnings of $20,336,734 related to the Combined Entities and their subsidiaries was unavailable for distribution as a normal dividend to Acorn International in accordance with relevant PRC laws and regulations.

24. Subsequent events

As of March 31, 2009, the Group had repurchased an aggregate of 2,981,818 ADSs, representing 8,945,454 ordinary shares, on the open market for total cash consideration of $24,480,108.

On March 14, 2009, the Note A available-for-sale security was called by the issuer for an amount equal to principal plus all unpaid interests. The Group received total redemption proceeds on March 16, 2009.

In March 2009, the Group received a complaint from Advertising Broadcasting Center of Liaoning TV Station (“Liaoning TV”), which filed a suit against Shanghai Acorn Advertising Broadcasting Co., Ltd. (“Shanghai Advertising”), claiming that Shanghai Advertising breached its advertisement broadcasting contract with Liaoning TV by not fully performing its payment obligation under the contract and asserted damages of approximately RMB19 million (approximately $2.8 million). Liaoning TV further applied for provisional seizure of Shanghai Advertising’s bank account in the same amount of its claim. The legal proceeding is currently pending and at this stage the Group is unable to predict or assess with any degree of certainty either the outcome of this litigation or the overall financial performance an unfavorable judgment would have on it. The Group is vigorously contesting Liaoning TV’s claim.

During the first quarter of 2009, the Group obtained a fifty-year land use right of a piece of land in Qingpu district of Shanghai for an aggregate cash consideration of approximately RMB50 million (approximately $7.3 million). The Group plans to use the land to build a warehouse or a call center, and to establish a factory for manufacturing its proprietary branded products as part of its strategy to develop infrastructure for building a future home shopping business in the next three to five years.

*        *        *

*        *

ADDITIONAL INFORMATION—FINANCIAL STATEMENTS SCHEDULE I

ACORN INTERNATIONAL, INC.

These financial statements have been prepared in conformity with accounting principles generally accepted in the United States.

FINANCIAL INFORMATION OF PARENT COMPANY

BALANCE SHEETS

(In US dollars, except share data)

	December 31,
	2007	2008
Assets
Current assets:
Cash and cash equivalents	$95,170,989	$57,037,995
Short-term investments	18,669,239	9,657,390
Other current assets	823,821	171,710
Amounts due from subsidiaries	8,809,195	8,918,791

Total current assets	123,473,244	75,785,886
Investments in subsidiaries	99,883,734	113,042,461
Investments in affiliates	—	1,159,061
Long-term investments	—	5,275,000

Total assets	$223,356,978	$195,262,408

Liabilities and shareholders’ equity
Current liabilities:
Other current liabilities	$1,361,591	$880,470

Shareholders’ equity:
Ordinary shares ($0.01 par value; 100,000,000 shares authorized, 93,255,440 and 93,543,506 shares issued and 91,206,440 and 88,209,368 shares outstanding as of December 31, 2007 and 2008, respectively)	932,554	935,435
Additional paid-in capital	199,364,087	203,113,548
Retained earnings (deficit)	20,840,885	(9,104,346)
Accumulated other comprehensive income	7,690,985	15,113,507
Treasury stock, at cost (2,049,000 and 5,334,138 shares as of December 31, 2007 and 2008, respectively)	(6,833,124)	(15,676,206)

Total shareholders’ equity	221,995,387	194,381,938

Total liabilities and shareholders’ equity	$223,356,978	$195,262,408

FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF OPERATIONS

(In US dollars)

	For the years ended December 31,
	2006	2007	2008
Operating expenses:
Other selling and marketing expenses	$740,966	$1,246,555	$1,361,489
General and administrative expenses	11,182,674	7,084,014	5,005,417

Total operating expenses	11,923,640	8,330,569	6,366,906

Loss from operations	(11,923,640)	(8,330,569)	(6,366,906)
Equity in earnings (losses) of subsidiaries	15,523,954	22,122,152	(18,075,180)
Other income (expenses), net	344,599	4,860,323	(1,149,283)

Income (loss) before income taxes	3,944,913	18,651,906	(25,591,369)
Income taxes	—	—	—

Net income (loss)	3,944,913	18,651,906	(25,591,369)
Deemed dividend on Series A convertible redeemable preferred shares	(161,400)	(53,800)	—

Income (loss) attributable to shareholders of ordinary shares	$3,783,513	$18,598,106	$(25,591,369)

FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME (LOSS)

(In US dollars, except share data)

	Ordinary shares		Additional Paid-in Capital	Subscription receivable	Deferred Share-based compensation	Retained earnings (deficit)	Accumulated other comprehensive income	Treasury stock, at cost		Total	Comprehensive income (loss)
	Shares	Amount						Shares	Amount
Balance at January 1, 2006	48,979,394	$489,794	$26,303,931	$(9,657,575)	$(1,612,232)	$(1,540,734)	$894,814	—	$—	$14,877,998
Adjustment for adoption of SFAS 123-R	—	—	(1,612,232)	—	1,612,232	—	—	—	—	—
Share-based compensation expenses	—	—	8,672,942	—	—	—	—	—	—	8,672,942
Collection of subscription receivable	—	—	—	368,097	—	—	—	—	—	368,097
Deemed dividend on Series A convertible redeemable preferred shares	—	—	—	—	—	(161,400)	—	—	—	(161,400)
Foreign currency translation adjustments	—	—	—	—	—	—	2,134,938	—	—	2,134,938	$2,134,938
Net income	—	—	—	—	—	3,944,913	—	—	—	3,944,913	3,944,913

Balance at December 31, 2006	48,979,394	$489,794	$33,364,641	$(9,289,478)	$—	$2,242,779	$3,029,752	—	$—	$29,837,488	$6,079,851

Issuance of ordinary shares in initial public offering	23,565,000	235,650	112,994,175	—	—	—	—	—	—	113,229,825
Cost of initial public offering	—	—	(4,344,262)	—	—	—	—	—	—	(4,344,262)
Conversion of Series A convertible redeemable preferred shares to ordinary shares upon the completion of initial public offering	17,709,815	177,098	31,872,401	—	—	—	—	—	—	32,049,499
Conversion of Series A-1 convertible redeemable preferred shares to ordinary shares upon the completion of initial public offering	2,882,155	28,822	18,836,902	—	—	—	—	—	—	18,865,724
Collection of subscription receivable	—	—	—	9,289,478	—	—	—	—	—	9,289,478
Exercise of stock options and stock appreciate rights	119,076	1,190	121,152	—	—	—	—	—	—	122,342
Repurchase of ordinary shares	—	—	—	—	—	—	—	(2,049,000)	(6,833,124)	(6,833,124)
Share-based compensation expenses	—	—	6,519,078	—	—	—	—	—	—	6,519,078
Net income	—	—	—	—	—	18,651,906	—	—	—	18,651,906	$18,651,906
Deemed dividend on Series A convertible redeemable preferred shares	—	—	—	—	—	(53,800)	—	—	—	(53,800)
Unrealized losses on available-for-sales securities	—	—	—	—	—	—	(1,556,316)	—	—	(1,556,316)	(1,556,316)
Foreign currency translation adjustments	—	—	—	—	—	—	6,217,549	—	—	6,217,549	6,217,549

Balance at December 31, 2007	93,255,440	$932,554	$199,364,087	$—	$—	$20,840,885	$7,690,985	(2,049,000)	$(6,833,124)	$221,995,387	$23,313,139

FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME (LOSS)—(Continued)

(In US dollars, except share data)

	Ordinary shares		Additional Paid-in Capital	Subscription receivable	Deferred Share-based compensation	Retained earnings (deficit)	Accumulated other comprehensive income	Treasury stock, at cost		Total	Comprehensive income (loss)
	Shares	Amount						Shares	Amount
Exercise of stock options	288,066	2,881	460,229	—	—	—	—	—	—	463,110
Repurchase of ordinary shares	—	—	—	—	—	—	—	(5,849,241)	(16,378,724)	(16,378,724)
Issuance of repurchased shares in connection with the acquisition of Yiyang Yukang	—	—	—	—	—	(4,353,862)	—	2,564,103	7,535,642	3,181,780
Share-based compensation expenses	—	—	3,289,232	—	—	—	—	—	—	3,289,232
Net loss	—	—	—	—	—	(25,591,369)	—	—	—	(25,591,369)	$(25,591,369)
Unrealized losses on available-for-sales securities	—	—	—	—	—	—	(271,849)	—	—	(271,849)	(271,849)
Foreign currency translation adjustments	—	—	—	—	—	—	7,694,371	—	—	7,694,371	7,694,371

Balance at December 31, 2008	93,543,506	$935,435	$203,113,548	$—	$—	$(9,104,346)	$15,113,507	(5,334,138)	$(15,676,206)	$194,381,938	$(18,168,847)

FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF CASH FLOWS

(In US dollars)

	For the years ended December 31,
	2006	2007	2008
Operating activities:
Income (loss) attributable to holders of ordinary shares	$3,783,513	$18,598,106	$(25,591,369)
Deemed dividend on Series A convertible redeemable preferred shares	161,400	53,800	—

Net income (loss)	3,944,913	18,651,906	(25,591,369)

Share-based compensation	8,672,942	6,519,078	3,289,232
Equity in (earnings) losses of subsidiaries	(15,523,954)	(22,122,152)	18,075,180
Equity in losses of affiliates	—	—	40,939
Available-for-sale securities impairment losses	—	—	3,275,000
Accrued interests on available-for-sale securities	—	(225,556)	190,001
Changes in operating assets and liabilities:
Other current assets	—	(823,821)	652,111
Amounts due from subsidiaries	747,861	199,761	(109,596)
Other current liabilities	831,882	505,637	(481,121)

Net cash provided by (used in) operating activities	$(1,326,356)	$2,704,853	$(659,623)

Investing activities:
Purchase of available-for-sale securities	—	(20,000,000)	—
Investments in subsidiaries	(667,000)	(10,290,000)	(20,357,757)
Investments in affiliates	—	—	(1,200,000)

Net cash used in investing activities	$(667,000)	$(30,290,000)	$(21,557,757)

Financing activities:
Proceeds from initial public offering (net of issuance cost of US$4,344,262)	—	108,885,563	—
Collection of subscription receivable	368,097	9,289,478	—
Proceeds from exercise of stock options	—	122,342	463,110
Repurchase of ordinary shares	—	(6,833,124)	(16,378,724)

Net cash provided by (used in) financing activities	$368,097	$111,464,259	$(15,915,614)

Net increase (decrease) in cash and cash equivalents	$(1,625,259)	$83,879,112	$(38,132,994)
Cash and cash equivalents at the beginning of the year	12,917,136	11,291,877	95,170,989

Cash and cash equivalents at the end of the year	$11,291,877	$95,170,989	$57,037,995

ADDITIONAL INFORMATION—FINANCIAL STATEMENTS SCHEDULE I

ACORN INTERNATIONAL, INC.

FINANCIAL INFORMATION OF PARENT COMPANY

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007, AND 2008

Note to Schedule I

Schedule I has been provided pursuant to the requirements of Rule 12-04(a) and 5-04(c) of Regulation S-X, which require condensed financial information as to the financial position, changes in financial position and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year.