Form 20-F
period 2009-12-31
Acorn International, Inc.
filed 2010-05-06
CIK 1365742

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 88,856,915

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☐  Yes    ☒  No

If this report is an annual or transaction report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    ☐  Yes    ☒  No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes    ☐  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    ☐  Yes    ☐  No

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

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.    ☐  Item 17    ☐  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    ☐  Yes    ☒  No

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

This annual report on Form 20-F includes our audited consolidated statements of operation data for the years ended December 31, 2007, 2008 and 2009, and audited consolidated balance sheet data as of December 31, 2008 and 2009.

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

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The following selected consolidated statements of operations data for the three years ended December 31, 2007, 2008 and 2009, and the selected consolidated balance sheet data as of December 31, 2008 and 2009, have been derived from our consolidated financial statements for the years ended December 31, 2007, 2008 and 2009, which have been audited by Deloitte Touche Tohmatsu CPA, Ltd., an independent registered public accounting firm, and are included elsewhere in this annual report. Our selected consolidated statements of operations data for the years ended December 31, 2005 and 2006, and our consolidated balance sheet data as of December 31, 2005, 2006 and 2007, have been derived from our audited consolidated financial statements that are not included in this annual report. The selected consolidated financial data should be read in conjunction with those consolidated financial statements and related notes and Item 5, “Operating and Financial Review and Prospects” in this annual report. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. We adopted authoritative guidance regarding accounting for non-controlling interests in our consolidated financial statements on January 1, 2009, retrospectively. In addition, prior period financial statements have been recasted to report the results of discontinued operations. Please refer to Notes 4 and 2(aa) of the notes to consolidated financial statements for detailed information regarding discontinued operations and non-controlling interest, respectively.

	For the years ended December 31,
	2005	2006(5)	2007(5)	2008(5)	2009
	(in thousands, except share and per share data)
Condensed Consolidated Statements of Operations Data
Revenues:
Direct sales, net	$76,828	$106,600	$181,320	$166,947	$160,358
Distribution sales, net	93,512	87,560	66,717	67,190	127,228

Total revenues, net	170,340	194,160	248,037	234,137	287,586

Cost of revenues:
Direct sales	26,646	32,156	85,982	83,301	67,531
Distribution sales	43,566	41,162	37,366	37,326	83,097

Total cost of revenues	70,212	73,318	123,348	120,627	150,628

Gross profit	100,128	120,842	124,689	113,510	136,958

Operating (expenses) income:
Advertising expenses	(55,564)	(76,262)	(74,966)	(73,381)	(61,048)
Other selling and marketing expenses(1)	(13,734)	(20,256)	(29,250)	(38,317)	(42,956)
General and administrative expenses(1)	(12,340)	(26,354)	(26,100)	(27,747)	(31,196)
Impairment of goodwill and intangible assets	—	—	—	(8,668)	(15,248)
Other operating income, net	1,553	2,779	3,144	5,039	6,004

Total operating (expenses) income	(80,085)	(120,093)	(127,172)	(143,074)	(144,444)

Income (loss) from operations	20,043	749	(2,483)	(29,564)	(7,486)
Other (expenses) income	(9,485)	2,156	13,711	(667)	1,651
Total income tax (expenses) benefits	(770)	696	13	(5)	2,539

Income (loss) from continuing operations	9,788	3,602	11,241	(30,236)	(3,296)
Income from discontinued operations, net of taxes	—	904	14,474	8,274	15,363

Net income (loss)(2)(3)	9,788	4,506	25,715	(21,962)	12,067
Net income attributable to non-controlling interests(6)	(1,756)	(561)	(7,063)	(3,629)	(184)

Net income (loss) attributable to Acorn International, Inc	8,032	3,945	18,652	(25,591)	11,883
Deemed dividend on Series A convertible redeemable preferred shares	(162)	(162)	(54)	—	—

Net income (loss) attributable to holders of ordinary shares	$7,870	$3,783	$18,598	$(25,591)	$11,883

Income (loss) per ordinary share:
Basic	$0.13	$0.05	$0.20	$(0.29)	$0.13

Diluted	$0.12	$0.05	$0.19	$(0.29)	$0.13

Weighted average number of shares used in calculating income (loss) per ordinary share
Basic	45,814,725	48,979,394	77,738,701	86,856,467	88,174,675

Diluted	48,645,299	53,607,999	84,472,947	86,856,467	88,174,675

	As of December 31,
	2005	2006	2007	2008	2009
	(in thousands)
Condensed Consolidated Balance Sheet Data
Cash and cash equivalents	$35,386	$40,744	$148,743	$147,649	$142,953
Prepaid advertising expenses	20,090	25,384	23,151	16,757	9,968
Total assets	100,372	118,699	287,776	304,185	274,018
Deferred revenue	—	4,193	13,352	12,798	—
Total liabilities	12,569	15,183	35,160	74,860	68,992
Total liabilities and equity	$100,372	$118,699	$287,776	$304,185	$274,018

	For the years ended December 31,
	2007	2008	2009
	(in thousands, except percentages)
Selected Operating Data
Number of inbound calls generated through direct sales platforms(4)	6,900	7,320	7,450
Conversion rate for inbound calls to product purchase orders(4)	16.8%	23.2%	31.0%
Total TV direct sales program minutes	890	596	410

(1)	Includes share-based compensation of:

	For the years ended December 31,
	2005	2006	2007	2008	2009
	(in thousands)
Other selling and marketing expenses	$(168)	$(741)	$(423)	$(292)	$(94)
General and administrative expenses	$(2,168)	$(7,932)	$(6,096)	$(2,997)	$(1,751)

(2)	Includes:

	For the years ended December 31,
	2005	2006	2007	2008	2009
	(in thousands)
Share-based compensation	$(2,336)	$(8,673)	$(6,519)	$(3,289)	(1,846)
Expensed offering costs	—	(3,166)	—	—	—
Change in fair value in warrant liability	(10,059)	—	—	—	—
Goodwill and intangible assets impairment losses	—	—	—	(8,668)	(15,248)
Loss on change in fair value of derivative assets	—	—	—	(3,275)	(1,306)

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

(3)

Net income for the periods presented reflect effective tax rates, which may not be representative of our long- term expected effective tax rates in light of the tax holidays and exemptions enjoyed by certain of our PRC subsidiaries and our consolidated affiliated entities. See Item 5.A, “Operating and Financial Review and Prospects—Operating Results—Taxation”.

(4)

Does not include calls generated under our marketing services arrangements (first introduced in 2006) that are primarily marketing in nature and result in limited direct sales revenues, such as our prior arrangement with China Unicom.

(5)	The results of operations for these periods have been recasted to report discontinued operations of a former subsidiary which was incorporated in December 2005 and started operation in 2006.

(6)	We adopted authoritative guidance regarding accounting for non-controlling interests in our consolidated financial statements on January 1, 2009, retrospectively.

Exchange Rate Information

Our business is primarily conducted in China and all of our net revenues and expenses are denominated in Renminbi. However, periodic reports made to shareholders are expressed in U.S. dollars using the then current exchange rates. This annual report contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. The conversion of Renminbi into U.S. dollars in this annual report is based on the noon buying rate in the City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.8259 to US$1.00, the noon buying rate in effect as of December 31, 2009. The noon buying rate in effect as of April 30, 2010 was RMB6.8247 to $1.00. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The Chinese government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign currencies and through restrictions on foreign trade.

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

Period	Noon Buying Rate
	Period-End	Average(1)	Low	High
2004	8.2765	8.2768	8.2774	8.2764
2005	8.0702	8.1940	8.2765	8.2702
2006	7.8041	7.9723	8.0702	7.8041
2007	7.2946	7.5806	7.8127	7.2946
2008	6.8225	6.9477	7.2946	6.7800
2009	6.8259	6.8307	6.8176	6.8470
October	6.8264	6.8267	6.8292	6.8248
November	6.8265	6.8271	6.8300	6.8255
December	6.8259	6.8275	6.8299	6.8240
2010
January	6.8268	6.8269	6.8295	6.8258
February	6.8258	6.8285	6.8330	6.8258
March	6.8258	6.8262	6.8270	6.8254
April	6.8247	6.8256	6.8275	6.8229

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risks Relating to Our Business

Our evolving business model and the evolution of China’s direct sales industry makes it difficult to evaluate our business and future prospects.

Our business model continues to evolve in conjunction with the evolution of China’s direct sales industry (including the TV home shopping industry) and market conditions. The direct sales industry in China is still in the early stage of development and the competitive landscape and range of products and services being offered continue to evolve rapidly. Our business model has varied throughout our operating history in response to changes in the direct sales industry. Historically, we focused on our proprietary branded products, such as Ozing and Meijin. In 2006, we began selling and marketing certain third-party branded products and services on our TV direct sales platform pursuant to joint sales and marketing services arrangements, which, to date, we have sold through our nationwide distribution network only in limited quantities. Additionally, in 2007, we began relationships with four established domestic banks through which we directly market products through specialized catalogs to credit card holders of these banks. As of December 31, 2009, we have established relationships with 26 domestic banks. However, our arrangements with these banks are not exclusive and the banks may send catalogs of our competitors to the credit card holders as well. In addition, the banks retain the right to elect which products are offered in our catalogs, and we may not be able to market our featured products or our highest profit margin products. Further, sales generated from our other direct sales platforms have grown at a faster pace than our sales from TV direct sales platform in 2009 primarily due to our utilization of our customer database, the changing regulatory environment and the increase in media price. We expect sales from other direct sales platforms, including catalogs, third party banks, Internet and outbound calls, to be of higher growth potential and growing importance to our business in the future. The evolution of our business model makes it difficult for you to evaluate our business and future prospects.

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

•

the mix of products and services selected by us for marketing through our TV direct sales programs, our non-TV direct sales channels and our nationwide distribution network and their average selling prices;

•	the mix of our non-TV versus TV direct sales platforms;

•	new product or service introductions by us or our competitors and our ability to identify new products and services;

•

the availability of competing products and services and possible reductions in the sales price of our products and services over time in response to competitive offerings or in anticipation of our introduction of new or upgraded offerings;

•

seasonality with respect to certain of our products, such as our electronic learning products, for which sales are typically higher around our first and third fiscal quarters corresponding with the end and beginning of school semesters in China, respectively.

•	a product’s connection to a one-time event, such as our Olympic collectible products, for which sales decreased significantly following the 2008 Olympic Games;

•	increases in component costs, such as the recent increase in the cost of flash memory, which is a key component of our electronic learning product;

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

In addition, factors not directly relating to our products and services which could cause our operating results to fluctuate in a particular period or in comparison to a prior period include:

•	any requirement to suspend or terminate a particular TV direct sales program, including in response to regulatory actions;

•	new laws, regulations or rules promulgated by the PRC government governing the TV direct sales industry;

•	negative publicity about our products and services;

•	natural disasters, such as the severe snow storms or earthquake experienced by China in 2008;

•	the amount and timing of operating expenses incurred by us, including our media procurement expenses, inventory-related losses, bad debt expense, product returns and options grants to our employees;

•	gains and losses related to our investments in marketable securities; and

•	the level of advertising and other promotional efforts by us and our competitors in a particular period.

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

Our five best-selling featured products or product lines accounted for approximately 79.5%, 73.7% and 81.8% of our gross revenues in 2007, 2008 and 2009, respectively. In 2009, our electronic learning product line, which has consistently been one of our five best-selling products and had been the best-selling product prior to 2007, was our best-selling product, and accounted for approximately 30.2% of our gross revenues. Sales of our cell phone product line, which was our best-selling product in 2008, accounted for approximately 21.3% of our gross revenues in 2009. The composition of our five best-selling featured products has varied from year to year. We expect that a small number of our featured product lines will continue to account for a substantial majority of our sales.

Only approximately 10.4% of our TV direct sales customers purchased products or services through our direct sales platform more than once in 2009. Our featured products may fail to maintain or achieve sufficient consumer market popularity and sales may decline due to, among other factors, the introduction of competing products, entry of new competitors, customer dissatisfaction with the value or quality offered by our products, negative publicity or market saturation (particularly in the area of cell phones). Consequently, our future sales success depends on our ability to successfully identify, develop, introduce and distribute in a timely and cost- effective manner new and appealing products and services, including new and upgraded products and services.

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

Although we have previously offset declining sales of a featured product line through increased sales of a new or expanded featured product line, we may be unable to do so in the future. For example, in 2009, after eliminating the sales from Yiyang Yukang, our sales of cell phone products by direct sales declined to approximately $33 million from $56 million in 2008, though the total sales of cell phones is still growing from $56 million in 2008 to $61 million in 2009. Sales of our cosmetics and Meijin electronic dictionary products increased to approximately $21.4 million and $4.0 million, respectively, in 2009 compared to 2008. However, sales of our cell phone products may not recover in 2010 and we may not be able to identify new products to cover the decline in our sales of cell phone products. If we fail to identify and introduce additional successful products and services, including those to replace existing featured products suffering from declining sales or approaching the end of their product lifecycle, our gross revenues may not grow or may decline and our market share and value of our brand may be materially and adversely affected.

We may not fully realize the desired synergy of our acquisition of Yiyang Yukang.

On December 24, 2008, we completed our acquisition of Yiyang Yukang, a cell phone producer and distributor in China. We acquired Yiyang Yukang with an aim to build and develop our own cell phone brands, as well as to take advantage of Yiyang Yukang’s nationwide distribution network to facilitate sales of our featured cell phone products. In 2009, we recorded a $15.2 million impairment loss of intangible assets for Yiyang Yukang, which was primarily caused by (i) overall under-performance in the mobile handsets business of Yiyang Yukang and (ii) Yiyang Yukang’s change in business strategy to launch its proprietary “Uking” brand and changes incurred in the acquired distribution network. There can be no assurance that our desired synergy as a result of the acquisition will be carried out fully and smoothly and will not encounter any difficulties or delays.

In addition, we do not have relevant experience in managing and operating a cell phone manufacturer and maintain only low level supervision over the daily operation of Yiyang Yukang. We rely highly upon the core management of Yiyang Yukang in operating the company, and we may be unable to integrate and retain employees and management personnel. There are operational and managerial uncertainties associated with our newly acquired business and there can be no assurance that the management of Yiyang Yukang can sustain the levels of profitability or produce the anticipated results. In 2009, Yiyang Yukang’s performance has fallen below our management’s expectation and there can be no assurance its operation results and profitability will achieve the level we anticipate in 2010 or in the future.

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

For example, in July 2006, several articles appeared in the Chinese media that, among other things, questioned the pricing and quality of our products, in particular targeting our electronic learning products. The negative media coverage led to a decline in sales volume and revenue for this product and several of our other products. In addition, in September 2007, an article published in the Chinese media reported that the State Administration for Industry and Commerce, Shanghai Branch, had determined that the advertisements for our stock tracking software were considered false advertising. This negative publicity materially affected the sales of this product in the fourth quarter of 2007. Any failure to maintain and enhance our product or service brands or our corporate reputation in response to negative publicity or the other matters described above, may materially and adversely affect the market recognition of, and trust in, our products and services and the levels of sales and product returns and thus significantly harm our operating results. To our knowledge, we are not aware of any such negative publicity in relation to our products or services in 2009.

Furthermore, some of our customers reported that they have received phone calls from certain unidentified third parties impersonating our staffs. These unidentified individuals called our customers to request that they (i) modify their order because the ordered product was out of stock or (ii) reject an ordered product upon delivery because it was damaged. In some cases, these unidentified individuals delivered counterfeit or inferior products to our customers. We conducted internal investigation, which indicated that such events were not undertaken by our employees. We also have reported the case to the relevant authorities in November 2009 and investigation by relevant authorities is pending. We believe that we have taken the necessary steps to prevent similar events from recurring. However, there can be no assurance that we will be able to effectively prevent the recurrence of such events in the future. Although the total number of cases and the total amount involved in this malicious behavior were immaterial, in case such events recurs in the future, it could materially adversely affect our reputation among our customers and potential customers and our result of operations.

The slow-down of economic growth in China and the global economic downturn adversely affected, and could continue adversely affecting, our business and operations.

The recent global economic downturn adversely affected the global economy, including China, where our primary business operations are located. The Chinese economy experienced a slowing of its growth rate, and the slow-down was exacerbated by the global crisis in the financial services and credit markets, which resulted in significant volatility and dislocation in the global capital markets. Although the Chinese economy has recovered recently, it is uncertain whether such recovery will continue. It is uncertain how long the global economic downturn will last. During 2009, we experienced reduced demand for some of our products and services, particularly our high-end products and products with high unit prices, and we expect that demand for these products and services will continue to remain low. As a result, we may need to lower the prices of certain of our products and services in order to maintain the attractiveness of our products and services, which could lead to reduced turnover and profit. For example, we offered lower priced models of our Ozing electronic learning products to our customers in 2009. Any persistent slow-down in China’s economy could adversely affect our business and operations.

Our business depends on our access to TV media time to market our products and services in China which is limited by PRC regulations. We do not generally have long-term contracts to purchase TV media time, and any regulatory or other disruption of our access to desired TV time slots could negatively impact the effectiveness of our TV direct sales platform.

Our business is dependent on having access to media time to televise our TV direct sales programs. A significant portion of our direct sales, which accounted for 73.1%, 71.3% and 55.8% of our total net revenues in 2007, 2008 and 2009, respectively, are generated through our TV direct sales platform. In addition, our nationwide distribution network is significantly dependent on our TV direct sales platform since our distributors generally seek to distribute products and services that were or continue to be sold successfully through our TV direct sales programs.

Under PRC regulations, airtime used to broadcast retail sales programs is generally considered advertising time. PRC regulations restrict the overall daily TV advertising time and the amount of TV advertising time during certain time periods. New regulations and rules were issued in 2009 which posed tighter restrictions on TV advertising. The Circular on Strengthening the Administration of TV Direct Sales Advertising and Home Shopping Programs issued by the State Administration of Radio, Film and Television, or SARFT, on September 10, 2009 requires that TV direct sales advertising programs not be broadcasted on some specialized TV channels, including news channels and international channels, and TV home shopping channels and not be broadcasted on satellite TV channels during the period from 6:00pm to 12:00pm every day. The Administrative Measures on Advertising on Television or Radio issued by the SARFT on September 11, 2009 and effective as of January 1, 2010 further requires that the total airtime allocated to commercial advertising on each TV channel not exceed 12 minutes per hour and not exceed 18 minutes in total during the period from 7:00pm to 9:00pm. Violation of these time restrictions may result in a warning, an order to correct the violation, a fine of up to RMB20,000, the suspension of broadcasting relevant to advertising, the suspension of the operation of the TV channel where the relevant advertising is broadcast, or even the withdrawal of the TV station’s operating license.

Our TV direct sales programs, which are typically five to ten minutes in length, are in most cases treated by TV stations as advertising for purposes of complying with these PRC regulations. Accordingly, adverse or unanticipated regulatory changes, including any change that limits the amount of time available for TV advertising generally or its availability to us, could significantly harm our business or limit our ability to operate. For example, the 2009 new regulations and rules described above have caused a strong increase in media price and as a result, we have to further lower our purchase of TV advertising time to focus on more cost effective channels and time slots and to better control our cost. Consistent with industry practice in China, our TV advertising purchase contracts are typically negotiated annually. We purchase TV advertising time directly from TV stations or TV advertising agencies that have exclusive rights to sell certain time slots for certain TV channels. Competition for attractive TV advertising time and for channels in China is intense, in part, due to the daily restrictions discussed above. Competitors for advertising time include other TV-based retail companies and companies seeking to advertise their own products and services. In addition, certain TV channels have in the past allocated, and might choose in the future to allocate, fewer time slots for TV direct sales programs. As our existing contracts expire, we may be unable to purchase or renew desired advertising time slots on desirable TV channels or at favorable price levels, if at all. Any significant increase in media price or decreases in our access to media time, including as result of any failure to renew or extend our existing contracts with TV stations or their advertising agencies, could negatively impact the effectiveness of our TV direct sales platform and our TV direct sales net revenues and total net revenues.

Our advertising commitments represent our largest operating expenditure. However, our advertising commitments may not generate higher net revenues, thereby negatively impacting our overall profitability.

The purchase of TV advertising time is our largest operating expenditure. A significant increase in the cost of media time could negatively impact our overall profitability. In 2009, we continued to selectively lower our purchase of TV advertising time and focused on more cost effective channels and time slots and adopted a more flexible manner in our procurement to achieve better cost control. We were also able to improve media efficiency by reducing the fixed portion of our advertising spending and continuing a more targeted airtime allocation scheme with channels that offered higher media returns.

Our TV advertising time purchase contracts typically require us to make full advance payment before broadcasting our TV direct sales programs. As of December 31, 2009, we had signed contracts to purchase $52.9 million of TV advertising time for direct sales programs for 2010. Accordingly, if we fail to manage our media time efficiently or effectively, and our TV advertising efforts fail to generate sufficient return or profit potential, our results of operations and business performance may be materially and adversely affected. In addition, we may be unable to use all of our purchased time due to factors out of our control, such as preemption of our time by special programming events and programming overruns by relevant TV stations. In 2008, approximately 10.1% of our purchased TV advertising time was preempted by these TV stations due to special events such as the Beijing Olympic Games in August 2008, which significantly affected our sales performance in the third quarter. In 2009, approximately 4% of our purchased TV advertising time was preempted by these TV stations. Although these TV stations reimburse us or provide us alternative advertising time slots in the event of preemption, this might not fully compensate us for the loss of our desired time slots.

Our joint sales arrangements constitute a substantial part of our business, and the termination of any of them could adversely affect our business, results of operations, financial condition and prospects.

In 2009, we primarily focused on growing our proprietary branded products while continuing to develop joint sales opportunities, particularly for our cosmetics and cell phone products. Our joint sales arrangements generate direct sales revenues and additional payment streams through the sale of products or services of our joint sales partners and the additional payments we receive from our joint sales partners based on sales of featured products or services through their own distribution channels, which reduce our cost of direct sales revenues. Under some joint sales arrangements, our joint sales partners also share a portion of our advertising costs. We do not typically maintain contracts for over one-year with any of the parties with whom we have arrangements, and our ability to maintain and manage relationships with each of them is subject to various uncertainties, some of which are not within our control. Third parties with whom we engage in joint sales activities may decide to produce their own TV direct sales programs, or may decide to rely on the services of our competitors. If any of our joint sales arrangements terminates, our business, results of operations, financial condition and prospects could be adversely affected.

We rely on our nationwide distribution network for a significant portion of our revenues. Failure to maintain good distributor relations could materially disrupt our distribution business and harm our net revenues.

Our business is significantly dependent on the performance of our distributors and our distribution sales account for an increasingly significant portion of our net revenues. In 2007, 2008 and 2009, 26.9%, 28.7% and 44.2%, respectively, of our net revenues were generated through our approximately 80 distributors. Our largest distributor accounted for approximately 5.7%, 1.8% and 2.5% of our gross revenues in 2007, 2008 and 2009, respectively. We do not maintain long-term contracts with our distributors. Maintaining relationships with existing distributors and replacing any distributor may be difficult or time consuming. Our failure to maintain good relationships with our distributors could materially disrupt our distribution business and harm our net revenues.

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

Several of our current distributors market and sell some of our and our competitors’ products and services through their own TV direct sales platforms and call centers. Of those distributors, two of these distributors were among our five best-performing distributors in 2007 and 2008, and one was among our five best-performing distributors in 2009, with aggregate revenue contribution of approximately 2.7%, 1.7% and 2.0% of our gross revenues in 2007, 2008 and 2009, respectively. Each of these distributors is a party to our standard distribution arrangement and each operated its own TV direct sales platform prior to becoming our distributor. These distributors continue to operate their own TV direct sales platforms. In addition, some of our other distributors use edited versions of our TV direct sales programs to market our products on local TV stations and conduct TV direct sales activities through their own call-in numbers. These distributors’ TV direct sales efforts may compete with and negatively affect our own TV direct sales in their respective territories.

Certain of our distributors are beneficially owned by our employees. It may be difficult for us to effectively evaluate the performance of these distributors or to replace any of them if they are non-performing, underperforming or non-compliant with our distribution agreements.

We have approximately 80 distributors constituting our nationwide distribution network that distribute our products and services across China. Some of our distributors are owned in part, or in some cases in whole, by certain of our employees or their family members. In 2007, 2008 and 2009, the aggregate sales generated by distributors owned in whole or in part by our employees accounted for approximately 28.4%, 17.2% and 12.7% of our distribution gross revenues, respectively, or 7.6%, 4.9% and 5.6% of our total gross revenues, respectively. Certain of these distributors have been among our top distributors in 2007, 2008 and 2009. In addition, one distributor in 2007 was wholly owned by a relative of our chief executive officer. However, this distributor accounted for less than 2% of our distribution gross revenues in 2007, and the relative of our chief executive officer has ceased to hold an equity interest in the distributor since mid-2007. We entered into the distribution agreements with these related distributors on an arm’s-length basis and the terms in the distribution agreements with these distributors are the same as those with our independent distributors. Nevertheless, the economic interests held by our employees in our distributors may make it difficult for us to effectively evaluate the performance of such distributors or fine, suspend or terminate a non-performing, under-performing or non-compliant distributor without harming our relationship with those employees.

We may not realize the anticipated benefits of our potential future joint ventures, acquisitions or investments or be able to integrate any acquired employees, businesses, products or services, which in turn may negatively affect their performance and respective contributions to our results of operations.

Since 2003, we have entered into seven joint ventures with other entities for our products and services, including our electronic learning product line as a means of acquiring managerial expertise and additional complementary distribution network infrastructure. In connection with these ventures, we also acquired services of certain management personnel, including Guoying Du, one of our executive officers who is currently in charge of our nationwide distribution network. We may continue to enter into similar joint ventures or make other acquisitions or investments to, among other things, acquire managerial expertise or additional complementary distribution network infrastructure or to secure exclusive product distribution rights for the products to be sold through our multiple sales platforms. Risks related to our existing and future joint ventures, acquisitions and investments include, as applicable:

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

Our operations have grown rapidly, particularly in recent years. We grew from 128 employees in 2000, to 2,087 employees as of December 31, 2009. In particular, we added approximately 177 employees following our acquisition of Yiyang Yukang in December 2008. As of December 31, 2009, Yiyang Yukang had 216 employees in total. In addition, we purchased a fifty-year land use right of a piece of land in Qingpu district of Shanghai in the first quarter of 2009. We plan to use the land to establish a warehouse and a factory for manufacturing our proprietary branded products. We may not be able to successfully operate the factory built on such land due to, among others, our lack of prior experience. Our recent growth has resulted, and future growth could continue to result, in substantial demands being placed on our operational and administrative systems, our financial and management controls and resources, our management and our employee training capabilities. Any failure in these areas could significantly harm our ability to effectively operate our business, accurately report our financial results as a public company and attract and train our employees and management, which could hamper our business strategy and result in deterioration in our operating results.

We depend on our senior management team, key personnel and skilled and experienced employees in all aspects of our business, and our business and operations may be severely disrupted and our performance negatively affected if we lose their services.

Our future success significantly depends upon the continuing service of our senior management team, including James Yujun Hu, our CEO, Don Dongjie Yang, our president, Guoying Du, our vice president responsible for managing our nationwide distribution network, Ella Man Lin, our vice president responsible for product development and supplier and human resources management, David Chenghong He, our vice president responsible for management of our financial, logistics and payment systems and Kevin Guohui Hu, our vice president responsible for media purchasing, planning and management. If one or more members of our senior management team or other key employees are unable or unwilling to continue in their present position, we may not be able to replace them easily or at all, our business could be severely disrupted, and our financial condition and results of operations could be materially and adversely affected. We do not maintain key-man life insurance for any of our senior management.

To maintain our competitive position and expand our operations, we must attract, train and retain skilled and experienced employees in numerous areas, including product development, media procurement and call center operations. The monthly average turnover rate for our call centers ranged from 1.3% to 7.8% in 2007, 2.2% to 10.0% in 2008, and 2.7% to 9.5% in 2009, reflecting both voluntary terminations and termination of employees failing to meet our performance standards. Any inability to attract and retain a significant number of skilled and experienced employees in our call centers or other critical areas could seriously disrupt our business and operations and negatively affect our financial performance.

In fulfilling sales through our direct sales platforms, we face customer acceptance, delivery, payment and collection risks that could adversely impact our direct sales net revenues and overall operating results. We are dependent on China Express Mail Service Corporation, or EMS and local delivery companies, to make our product deliveries and from time to time we have been required to write off certain accounts receivable from them.

We rely significantly on EMS, the largest national express mail service operated by the China Post Office, and to a lesser extent, local delivery companies, to deliver products sold through our direct sales platforms. EMS and local delivery companies made deliveries of products representing 76.1% and 19.1% of our direct sales gross revenues in 2007, respectively, 59.3% and 29.8% of our direct sales gross revenues in 2008, respectively, and 47.4% and 38.0% of our direct sales gross revenues in 2009, respectively. Although we have started offering credit card payment options for selected card holders, almost all of the products that we sell through our direct sales platforms are delivered and paid for by customers on a cash on delivery, or COD, basis. We rely on EMS and local delivery companies to remit customer payment collections to us. Of the total attempted product deliveries by EMS and local delivery companies on a COD basis, approximately 75%, 75% and 73% were successful in 2007, 2008 and 2009, respectively. Reasons for delivery failure primarily include customer refusal to accept a product upon delivery or failure to successfully locate the delivery address. Although we continue to explore alternative payment methods and expand our credit card payment options, we expect to continue to be dependent on COD customer payments for the foreseeable future.

EMS typically requires 30 days to remit to us the COD payments received from our customers. Of our total accounts receivable balance as of December 31, 2007, 2008 and 2009, $8.3 million or 35.8%, $9.0 million or 32.5%, and $2.2 million or 12.8%, respectively, were due from EMS. In addition, from time to time, we have been required to write off certain EMS accounts receivable due to a difference between EMS’s collections according to our records and cash amounts actually received by EMS according to their records. The total amount of EMS-related accounts receivable written off in 2007, 2008 and 2009 was approximately $0.3 million in each year. We may be required to write off similar or higher amounts in the future. We do not maintain a long-term contract with EMS. Failure or inability to renew our contract with EMS could disrupt our business and operations and negatively affect our financial performance.

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

•

numerous domestic and international sellers of consumer branded products that sell their products in China and which compete with our products, such as our Ozing electronic learning products which compete with electronic learning products from BBK, Noah and other brands, and our cell phone products which compete with similar products sold by local and international cell phone manufacturers;

•

traditional retailers and distributors, as well as direct marketers such as Avon, operating in China which currently or in the future may offer competing products or services, including products or services under their own brand, or may otherwise offer or seek to offer small and medium manufacturers and suppliers distribution capabilities throughout China;

•	other Internet and e-commerce companies in China that offer consumer products online via an Internet platform, including eBay’s China site, Alibaba’s Tao Bao, and Dang Dang; and

•	companies that sell consumer products on multi media platforms, including Happy Tao Bao, which is the joint venture between Alibaba’s Tao Bao and Hunan Satellite TV Station.

Particularly, we are facing more intense competition from TV home shopping companies, whose number has increased significantly during the past years in China. Many of these companies are supported by, or affiliated with, TV or radio stations and therefore may have access to cheaper TV air time than us.

In addition, large multi-national home shopping companies such as QVC may enter the China market directly or indirectly. Entry by these players becomes more likely if existing PRC restrictions on content, number of advertising hours per day and foreign ownership of TV stations are relaxed.

We also compete with companies that make imitations of our products at substantially lower prices, such as our Babaka branded posture correction products, which may be sold in department stores, pharmacies and general merchandise stores.

Being a cell phone manufacturer targeting mid- to high-end business users in China, our subsidiary Yiyang Yukang, competes with a small number of domestic cell phone manufacturers in China, such as Lenovo and TCL. We may be unable to successfully compete against new or existing direct or indirect competitors, which could cause us to lose our market share and adversely affect our profitability.

Interruption or failure of our telephone system and management information systems could impair our ability to effectively sell and deliver our products and services or result in a loss or corruption of data, which could damage our reputation and negatively impact our results of operations.

In 2007, 2008 and 2009, approximately 73.1%, 71.3% and 55.8% of our total net revenues, respectively, were generated through our direct sales platforms with orders processed by our call centers. Our call centers rely heavily on our telephone and management information systems, or MIS, to receive customer calls at our call centers, process customer purchases, arrange product delivery and assess the effectiveness of advertising placements and consumer acceptance of our products and services, among other things. As our business evolves and our MIS requirements change, we may need to modify, upgrade and replace our systems. We work closely with third-party vendors to provide telephone and MIS tailored to our specific needs. We are and will continue to be substantially reliant on these third-party vendors for the provision of maintenance, modifications, upgrades and replacements to our systems. If these third-party vendors can no longer provide these services, it may be difficult, time consuming and costly to replace them. Any such modification, upgrading or replacement of our systems may be costly and could create disturbances or interruptions to our operations. Similarly, undetected errors or inadequacies in our telephone and MIS may be difficult or expensive to timely correct and could result in substantial service interruptions.

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

We rely on a combination of patent, copyright, trademark and unfair competition laws, as well as nondisclosure agreements and other methods to protect our intellectual property rights. In particular, we rely on the trademark law in China to protect our product brands. We currently maintain approximately 227 trademark registrations in China. The legal regime in China for the protection of intellectual property rights is still at a relatively early stage of development. Despite many laws and regulations promulgated and other efforts made by China over the years to enhance its regulation and protection of intellectual property rights, private parties may not enjoy intellectual property rights in China to the same extent as they would in many western countries, including the United States, and enforcement of such laws and regulations in China has not achieved the levels reached in those countries. Although the PRC State Council approved the State Outlines on the Protection of Intellectual Property on April 9, 2008 in an effort to protect intellectual property, the steps we have taken may still be inadequate to prevent the misappropriation of our intellectual property. Separately, we are in the process of applying for registration or transfer of approximately 81 trademarks in China, including trademarks for three of our best-selling product lines in 2009. We may be unable to enforce our proprietary rights in connection with these trademarks before such registrations or transfers are approved by the relevant authorities and it is possible that such registrations or transfers may not be approved at all. In addition, manufacturers or suppliers in China may imitate our products, copy our various brands and infringe our intellectual property rights. We have recently discovered unauthorized products in the marketplace that are counterfeit reproductions of our products sold by the retailers within our nationwide distribution network and by third parties in retail stores and on websites. The counterfeit products that we found include our Babaka posture correction products, one of our five best-selling products in 2009, our GPS products, and our oxygen generation products.

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

We have in the past been, currently are, and in the future may again be, the subject of claims for infringement, invalidity, or indemnification relating to other parties’ proprietary rights. For example, in August 2008, Beijing Ren’ai filed a suit in the People’s Court of Beijing Haidian District against Shanghai HJX, Beijing Sancai Digital Technology Co., Ltd., or Beijing Sancai, and Beijing Zhidahengtong Technology Development Co., Ltd., or Beijing Zhidahengtong, alleging that the English programs we provided to the users of our electronic learning products infringed upon the copyright of Beijing Ren’ai. Beijing Ren’ai claimed damages of RMB2,000,000 (approximately $293,000). The court ruled in favor of Ren’ai in the suits and awarded Ren’ai total compensation of RMB500,000 (approximately $73,000). The defendants appealed to the Beijing First Intermediate People’s Court in May 2009, which affirmed the decision of the People’s Court of Beijing Haidian District on December 7, 2009.

In August 2009, Beijing Ren’ai filed a suit in the People’s Court of Beijing Haidian District against Shanghai HJX, Beijing Sancai and Beijing Zhidahengtong, alleging that the English programs we provided to the users of our electronic learning products infringed upon the copyright of Beijing Ren’ai. Beijing Ren’ai claimed damages of RMB2,000,000 (approximately $293,000). The court ruled in favor of Ren’ai in the suit and awarded Ren’ai total compensation of RMB500,000 (approximately $73,000). The defendants have appealed the court’s decisions and the appeals are currently pending.

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

For example, in March 2009, we received a complaint from Advertising Broadcasting Center of Liaoning TV Station, or Liaoning TV, which filed a suit against Shanghai Acorn Advertising Broadcasting Co., Ltd., or Shanghai Advertising, claiming that Shanghai Advertising breached its advertisement broadcasting contract with Liaoning TV by not fully performing its payment obligation under the contract and asserted damages of approximately RMB19 million (approximately $2.8 million). Liaoning TV further applied for provisional seizure of Shanghai Advertising’s bank account in the same amount of its claim. In June 2009, the people’s court ruled in favor of Liaoning TV and awarded Liaoning TV an aggregate payment of RMB10.9 million (approximately $1.6 million). In July 2009, we appealed to the people’s court at higher level, which affirmed the judgment in September 2009. On November 19, 2009 we paid Liaoning TV RMB10.9 million (approximately $1.6 million), but we have applied for retrial of this case.

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

We manufactured almost 63.4% of the products we sell in terms of cost of revenues in 2009, with the balance provided by third-party suppliers and manufacturers in China. We purchase the materials we need to manufacture our products, including our electronic learning product line, from outside suppliers in China. Our largest supplier in 2009, which supplied cell phones, accounted for approximately 6.5% of our total cost of revenues in 2009. We typically purchase all production materials, including critical components such as flash memory, chipsets and LCD display screens for our electronic learning products, on a purchase order basis and do not have long-term contracts with our suppliers.

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

Currently, products manufactured and supplied by third parties for us primarily include our cell phones, cosmetics and collectibles. In 2009, we had one supplier regarding our cell phone products accounting for approximately 6.5% of our cost of revenues in the same period. We typically purchase these products on a purchase order basis and do not have long-term contracts with these suppliers. Some of our products are supplied by third-party manufacturers based on designs or technical requirements provided by us. These manufacturers may fail to produce products that conform to our requirements. In addition, for products manufactured or supplied by third-party manufacturers, we indirectly face many of the risks described above and other risks. For example, our third-party manufacturers may not continue to supply products to us of the quality and/or in the quantities we require. It may also be difficult or expensive for us to replace a third-party manufacturer.

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

We may incur impairment losses on our investments in equity securities.

We have made non-controlling investments in the equity securities of a number of companies. Under U.S. generally accepted accounting principles that we are subject to, if there is a decline in the fair value of the shares we hold in these companies, or any other company we invest in, over a period of time, and we determine that the decline is other-than-temporary, we will need to record an impairment loss for the applicable fiscal period. We may incur expenses related to the impairment of existing or future equity investments. Any such impairment charge could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our asset impairment reviews may result in future write-downs.

We are required, among other things, to conduct annual reviews of goodwill and test intangible assets and other long-lived assets for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. In connection with our business acquisitions, we make assumptions regarding estimated future cash flows and other factors to determine the fair value of goodwill and intangible assets. In assessing the useful lives of the intangible assets, we must make assumptions regarding their fair value, the recoverability of those assets and our ability to successfully develop and ultimately commercialize acquired technology. If those assumptions change in the future when we conduct our periodic reviews in accordance with applicable accounting standards, we may be required to record impairment charges. For example, we recorded a non-cash impairment charge of $15.2 million in 2009 as a result of our valuation of distribution network from the acquisition of Yiyang Yukang, which was primarily caused by (i) overall under-performance in the mobile handsets business of Yiyang Yukang and (ii) Yiyang Yukang’s change in business strategy to launch its proprietary “Uking” brand and changes incurred in the acquired distribution network. It is possible that future reviews will result in further write-downs of intangible assets and other long-lived assets.

We may be required to record additional significant charges to earnings from the declines in fair value of our investment in an index-linked structured note.

Our investment policy and strategy attempt primarily to preserve capital and meet our liquidity requirements. We currently hold an index-linked structured note that we purchased from a bank in 2007 for a principal of $10 million. The note matures in August 2019 and has a variable interest rate that is computed based on the number of days in which both the 3-month USD-LIBOR-BBA and the Nikkei 225 indices are above or within the stated ranges, respectively. The structured note contains an available-for-sale debt host security and an embedded derivative instrument that are reported within the same line on our consolidated balance sheets at the estimated fair value of the note. As of December 31, 2009, the estimated fair value of the structured note was $6.6 million.

The net unrealized losses of the available-for-sale debt host security are recognized as accumulated other comprehensive income in equity unless there is a decline in fair value below cost that we consider as other-than-temporary, in which case the amount of the decline would be recognized as a loss and reflected in our statements of operations. We recognize other-than-temporary impairment in earnings if we have the intent to sell the note, or if it is more-likely-than-not that we will be required to sell the note before recovery of its amortized cost, or when we determine credit-related losses exist in our evaluation of the expected cash flows to be received. The changes in fair value of the embedded derivative are recognized in earnings in the period such changes occur. The losses incurred on this structured note are primarily related to the changes in the general global market conditions. If factors arise that would require us to account for declines in fair value of the available-for-sale debt host security as other-than-temporary or as the fair value of the embedded derivative further goes down, we will recognize the declines as additional realized losses with a charge to income, which could have a material adverse effect on our financial condition and operating results.

Failure to achieve and maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business and operating results and stockholders could lose confidence in our financial reporting.

Internal controls are necessary for us to provide reliable financial reports and effectively prevent fraud. If we cannot provide reliable financial reports or prevent fraud, our operating results could be harmed. In October 2009, the SEC issued a final rule that requires all non-accelerated filers to begin complying with Section 404(b) of the Sarbanes-Oxley Act of 2002 beginning with their annual reports for fiscal years ending on or after June 15, 2010, instead of for fiscal years ending on or after December 15, 2009. Under the current SEC regulations, we are required to include a management report on internal controls over financial reporting in this Form 20-F, and we will be required to include an auditor’s report on internal controls over financial reporting for our Form 20-F for the year ending December 31, 2010. While our management concluded that our internal controls over financial reporting were effective as of December 31, 2009, our management may later conclude that our internal controls are not effective. Moreover, even if our management concludes in the future that our internal controls are effective, our independent registered public accounting firm may disagree. If our independent registered public accounting firm is not satisfied with our internal controls over financial reporting or the level at which our internal controls over financial reporting are designed, documented, operated or reviewed, or if the independent registered public accounting firm interprets the requirements, rules or regulations differently than we do, then they may issue an adverse or qualified opinion. Failure to achieve and maintain an effective internal control environment could cause investors to lose confidence in our reported financial information, which could have a material adverse effect on our stock price.

Risks Related to Our Industry

Our businesses and growth prospects are dependent upon the expected growth in China’s consumer retail markets. Any future slowdown or decline in China’s consumer retail markets could adversely affect our business, financial condition and results of operations.

All of our net revenues are generated by sales of consumer products and services in China. The success of our business depends on the continued growth of China’s consumer retail markets. The consumer retail markets in China are characterized by rapidly changing trends and continually evolving consumer preferences and purchasing patterns and power. China’s TV direct sales market is expected to grow in line with expected growth in consumer disposable income and the economy in China generally. However, projected growth rates for the Chinese economy and China’s consumer retail markets may not be realized, particularly in light of the current global economic crisis. Any slowdown or decline in China’s consumer retail markets would have a direct adverse impact on us and could adversely affect our business, financial condition and results of operations.

If infomercials and the products and services promoted on infomercials are not accepted by TV viewers in China, our ability to generate revenues and sustain profitability could be materially and adversely affected.

In 2007, 2008 and 2009, we derived 73.1%, 71.3% and 55.8% respectively, of our total net revenues from our direct sales platforms. We expect that in the future a substantial portion of our future revenues and profits will continue to be dependent upon the receptivity of Chinese TV viewers to infomercials such as our TV direct sales programs and the products and services showcased therein. Many Chinese TV viewers are not accustomed to purchasing products or services directly from TV. As a result, TV viewers in China may be both more likely to mistrust infomercials as a commercial medium and less likely to purchase products or services from TV direct marketers such as us. If we are unable in the future to increase receptivity for our TV direct sales programs and the products and services showcased therein, our ability to generate revenue and sustain profitability could be materially and adversely affected.

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

For advertising related to certain types of our products, such as those products constituting medical devices and health related products, we and our distributors must also file the advertising content with the provincial counterpart of the China’s State Administration for Food and Drug, or SAFD, or other competent authorities, and obtain required permits and approvals for the advertising content from the SAFD or other competent authorities, in each case, before publication or broadcasting of the advertising. In addition, pursuant to the new Food Safety Law of the PRC effective from June 1, 2009, the contents of food advertisements should be true and no disease- prevention or remedial function should be mentioned. We endeavor to comply, and encourage our distributors to comply, with such requirements. However, we and our distributors may fail to comply with these and other laws. For example, the SAFD issued a circular on October 31, 2005 announcing that advertising placed in several local newspapers by us and one of our distributors for our sleeping aid product and oxygen generating devices violated the relevant laws by including unapproved content. These violations relating to our sleeping aid product advertising were considered serious violations by China’s SAFD. The local SAFDs have ordered such advertising to be discontinued. Commencing on January 1, 2008, advertisings related to medical devices and health related foods are subject to the credit rating administration. The provincial counterpart of SAFD is responsible for collecting, recording, identifying and publishing the credit rating information of the advertiser. The credit rating of every advertiser will fall into good credit, dishonor credit or material dishonor credit and this rating is reviewed each year. An advertiser who receives a rating of dishonor credit or material dishonor credit may be ordered to improve its rating within a specified time limit and its business activities may be subject to special scrutiny if necessary. Therefore, any violations by us or our distributors relating to our oxygen generating devices and neck massaging products may result in SAFD imposing on us or our distributors a dishonor credit or material dishonor credit rating. Our and our distributors’ past and future violations and a dishonor credit or material dishonor credit rating imposed upon us, if any, could seriously harm our corporate image, product or service brands and operating results.

Moreover, government actions and civil claims may be filed against us for misleading or inaccurate advertising, fraud, defamation, subversion, negligence, copyright or trademark infringement or other violations due to the nature and content of our TV direct sales programs or other advertising produced by us or our distributors. We have been fined by the relevant authorities for certain advertising that was considered misleading or false by the authorities, including our advertising for our electronic learning products. Historically, such fines have not been significant and related investigations into our advertising practices did not consume significant amounts of our management resources. In some cases, we were required to accept product returns. We may have to expend significant resources in the future in defending against such actions and these actions may damage our reputation, result in reduced net revenues, negatively affect our results of operations, and even result in our business licenses being suspended or revoked and in criminal liability for us and our officers and directors.

Governmental actions to regulate TV and radio-based direct sales programs of medical devices and diet and slimming products will adversely impact sales of our branded neck massager product line and some of our other products and may adversely impact our future overall operating results.

In July 2006, the State Administration of Radio, Film and Television, or SARFT, and the State Administration for Industry and Commerce, or SAIC, issued a circular temporarily prohibiting the broadcast of TV-and radio-based direct sales programs regarding pharmaceutical products, diet and slimming products, medical devices, breast enhancement products and height increasing products on and after August 1, 2006, pending adoption of new rules governing those direct sales activities. The Circular on Strengthening the Administration of TV Direct Sales Advertising and Home Shopping Programs, issued by the SARFT on September 10, 2009, prohibited the TV direct sales and home shopping programs advertising the pharmaceuticals, breast-enhancement products, diet and slimming products, and the medical devices which are implantable or need instruction by experts. Meanwhile, the Administrative Measures on Advertising on Television or Radio, issued by the SARFT on September 11, 2009 and effective as of January 1, 2010, prohibited the pharmaceutical and medical device or health related advertising programs to contain the recovery rate or efficiency rate or certification by the doctors, experts, patients or public figures. Furthermore, Criteria for the Examination and Publication of Medical Device Advertisements were issued by the Ministry of Health, the State Administration for Industry and Commerce, and the SFDA and became effective on May 20, 2009, which provided strict regulation on medical device advertisements publication. According to the Circular Concerning Further Severely Punishing Illegal Advertisements of Pharmaceuticals, Medical Devices and Health Food

effective in February 2010, enterprises which publish the illegal advertisements will be severely punished. Consequently, we will be unable to broadcast TV-and radio-based direct sales programs for some of our products, primarily including our oxygen generating product and our branded neck massager product. For at least the near-term, our direct and distribution sales of these restricted products will be adversely impacted. The overall impact on our future operating results depends on, among other things, our success in promoting the products covered by the circular through other media channels; the degree to which distribution sales of our restricted products are impacted by the ban on TV direct sales programs; our ability to offset these decreased sales with sales of non-restricted products and services using our committed TV advertising time and the related sales price and margins of those non-restricted products and services; and the nature of, and restrictions imposed by, the future rules when adopted.

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

Direct investment by foreign investors in the advertising industry in China is subject to the Administrative Regulation on Foreign-Invested Advertising Enterprises jointly promulgated by MOFCOM and SAIC on March 2, 2004 and further revised on October 1, 2008. Under this advertising regulation, foreign investors are required to have had at least three years experience in directly operating an advertising business outside of China before they may receive approval to own 100% of an advertising business in China. Foreign investors that do not have three years experience are permitted to invest in advertising businesses, provided that such foreign investors have at least two years of direct operations in the advertising business outside of China and that such foreign investors may not own 100% of advertising businesses in China. Furthermore, all foreign invested advertising companies must obtain approval from SAIC or MOFCOM or their local counterparts.

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

If we, Acorn Information, or any of our affiliated entities are found to be in violation of any existing or future PRC laws or regulations or fail to obtain or maintain any of the required licenses, permits or approvals, the relevant PRC regulatory authorities would have broad discretion in dealing with these violations, including, among others:

•	revoking the business and operating licenses of Acorn Information and our affiliated entities;

•	discontinuing or restricting the operations of Acorn Information and our affiliated entities;

•	imposing conditions or requirements with which we, Acorn Information or our affiliated entities may be unable to comply; or

•	requiring us or Acorn Information or our affiliated entities to restructure the relevant ownership structure or operations.

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

We are a Cayman Islands holding company and substantially all of our operations are conducted through our 14 PRC subsidiaries and two Chinese affiliated entities. We may rely on dividends and other distributions from our PRC subsidiaries to provide us with our cash flow and allow us to pay dividends on the shares underlying our ADSs and meet our other obligations. Current regulations in China permit our PRC subsidiaries to pay dividends to us only out of their accumulated distributable profits, if any, determined in accordance with their articles of association and PRC accounting standards and regulations. The ability of these subsidiaries to make dividends and other payments to us may be restricted by factors that include changes in applicable foreign exchange and other laws and regulations. In particular, under PRC law, these operating subsidiaries may only pay dividends after 10% of their net profit has been set aside as reserve funds, unless such reserves have reached at least 50% of their respective registered capital. Such reserve may not be distributed as cash dividends. In addition, if any of our 14 PRC operating subsidiaries incur debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments to us. Moreover, the profit available for distribution from our Chinese operating subsidiaries is determined in accordance with generally accepted accounting principles in China. This calculation may differ from that performed in accordance with U.S. GAAP. As a result, we may not have sufficient distributions from our PRC subsidiaries to enable necessary profit distributions to us or any distributions to our shareholders in the future, which calculation would be based upon our financial statements prepared under U.S. GAAP.

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

In particular, our business is primarily dependent upon the economy and the business environment in China. Our growth strategy is based upon the assumption that demand in China for our products and services will continue to grow with the Chinese economy. However, the growth of the Chinese economy has been uneven across geographic regions and economic sectors, and experienced an economic slowdown in 2009 as a result of the global economic crisis. Several years ago the Chinese economy also experienced deflation, which may reoccur in the foreseeable future. We cannot assure you that the Chinese economy will continue to grow, that if there is growth, such growth will be steady and uniform, or that if there is a slowdown, such slowdown will not have a negative effect on our business.

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

The New EIT Law provides that enterprises established outside China whose “de facto management” are located in China are considered “resident enterprises” and will generally be subject to the uniform 25% enterprise income tax rate as to their global income. Under the implementation rules, “de facto management” is defined substantial and overall management and control over such aspects as the production and business, personnel, accounts and properties of an enterprise. In addition, a tax circular issued by the State Administration of Taxation on April 22, 2009 regarding the standards used to classify certain Chinese-invested enterprises established outside of China as “resident enterprises” clarified that dividends and other income paid by such “resident enterprises” will be considered to be PRC source income, subject to PRC withholding tax, currently at a rate of 10%, when recognized by non-PRC enterprise shareholders. This recent circular also subjects such “resident enterprises” to various reporting requirements with the PRC tax authorities. Under the implementation rules to the New EIT Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and other assets of an enterprise. In addition, the tax circular mentioned above details that certain Chinese-invested enterprises will be classified as “resident enterprises” if the following are located or resident in China: senior management personnel and departments that are responsible for daily production, operation and management;

financial and personnel decision making bodies; key properties, accounting books, company seal, and minutes of board meetings and shareholders’ meetings; and half or more of the senior management or directors having voting rights.

Currently, there are no detailed rules or precedents governing the procedures and specific criteria for determining “de facto management bodies” which are applicable to our company or our overseas subsidiary. If the PRC tax authorities determine that our Cayman Islands holding company is a “resident enterprise” for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, we may be subject to enterprise income tax at a rate of 25% on our worldwide taxable income as well as PRC enterprise income tax reporting obligations. In our case, this would mean that income such as interest on offering proceeds and other non-China source income would be subject to PRC enterprise income tax at a rate of 25%, in comparison to no taxation in the Cayman Islands. Second, although under the New EIT Law and its implementation rules dividends paid to us from our PRC subsidiaries would qualify as “tax-exempt income”, we cannot guarantee that such dividends will not be subject to a 10% withholding tax, as the PRC foreign exchange control authorities, which enforce the withholding tax, have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for PRC enterprise EIT purposes. Finally, if our Cayman Islands holding company is deemed to be a PRC tax resident enterprise, a 10% withholding tax shall be imposed on dividends we pay to our non-PRC shareholders and with respect to gains derived from our non-PRC shareholders transferring our shares or ADSs. Moreover, according to Tentative Measure of Withholding at Source of Non-resident Enterprise Income Tax promulgated by the State Administration of Taxation and effected on January 1, 2009, any form of capital income such as dividends, interest, rents, franchise royalties and income from transferring assets gained by non-resident enterprises derived from the PRC, shall be withheld at the source. Any enterprise or individual who has the obligation to pay the relevant proceeds to non-resident enterprise shall have obligation to withhold the relevant tax from any paid or due amount each time they make such taxable income to non-resident enterprise. Similar results would follow if our BVI holding company is considered a PRC “resident enterprise”.

The contractual arrangements entered into among Acorn Information, each of our consolidated affiliated entities and their shareholders and those arrangements entered into between us or one of our Chinese subsidiaries and an entity affiliated with us may be subject to audit or challenge by the Chinese tax authorities. A finding that we, Acorn Information, our consolidated affiliated entities or any of our Chinese subsidiaries owe additional taxes could substantially reduce our net earnings and the value of your investment.

Under PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. The new EIT Law became effective on January 1, 2008 and provides authority for the PRC tax authority to make special adjustments to taxable income as well as new reporting requirements. In particular, an enterprise must submit its annual tax return together with information on related party transactions to the tax authorities. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s-length principles. In addition, the PRC tax authorities recently issued Implementation Measures for Special Tax Adjustments (Trial) which set forth tax-filing disclosure and contemporaneous documentation requirements, clarify the definition of “related party”, guide the selection and application of transfer pricing methods, and outline the due process procedures for transfer pricing investigation and assessment. We could face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements entered into among Acorn Information, each of our consolidated affiliated entities and their shareholders or those arrangements entered into between us or one of our PRC subsidiaries and an entity affiliated with us do not represent arm’s-length prices and as a result, adjust any of the income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions for PRC tax purposes recorded by us, our consolidated affiliated entities, or our PRC subsidiaries or an increase in taxable income, all of which could increase our tax liabilities. In addition, the PRC tax authorities may impose late payment fees and other penalties on us, our consolidated affiliated entities or our PRC subsidiaries for under-paid taxes.

The PRC legal system embodies uncertainties which could limit the legal protections available to you and us.

The PRC legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases have little precedential value. In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investment in China. 11 of our 14 PRC operating subsidiaries are foreign invested enterprises incorporated in China. They are subject to laws and regulations applicable to foreign investment in China in general and laws and regulations applicable to foreign-invested enterprises in particular. However, these laws, regulations and legal requirements change frequently, and their interpretation and enforcement involve uncertainties. For example, we may have to resort to administrative and court proceedings to enforce the legal protection that we enjoy either by law or contract. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. In addition, such uncertainties, including the inability to enforce our contracts, could materially and adversely affect our business and operations. Furthermore, the PRC legal system is based in part on government policies and internal rules (some of which are not published on a timely basis or at all) that may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until some time after the violation. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention. Furthermore, intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other countries. Accordingly, we cannot predict the effect of future developments in the PRC legal system, particularly with regard to the media, advertising and retail industries, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to us, and our foreign investors, including you.

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

We conduct all of our operations in China and all of our assets are located in China. In addition, almost all of our directors and executive officers reside within China. As a result, it may not be possible to effect service of process within the United States or elsewhere outside China upon some of our directors and senior executive officers, including with respect to matters arising under U.S. federal securities laws or applicable state securities laws. Moreover, our PRC legal counsel, Commerce & Finance, has advised us that the PRC currently does not have treaties with the United States or many other countries providing for the reciprocal recognition and enforcement of judgment of courts.

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

A regulation known as Notice 75 was promulgated by the SAFE in October 2005 and requires registration with the local SAFE in connection with direct or indirect offshore investment by PRC residents. Notice 75 applies not only to our shareholders who are PRC residents but also to our prior and future offshore acquisitions.

Notice 75 retroactively requires registration by March 31, 2006 of direct or indirect investments previously made by PRC residents in offshore companies. If a PRC shareholder with a direct or indirect stake in an offshore parent company fails to make the required SAFE registration, the PRC subsidiaries of such offshore parent company may be prohibited from making distributions of profit to the offshore parent and from paying the offshore parent proceeds from any reduction in capital, share transfer or liquidation in respect of the PRC subsidiaries. Further, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for violation of the relevant rules relating to transfers of foreign exchange.

We have already notified our shareholders, and the shareholders of the offshore entities in our corporate group, who are PRC residents to urge them to make the necessary applications and filings, as required under Notice 75. However, as a result of the newness of the notices and uncertainty concerning the reconciliation of the notices with other approval requirements, it remains unclear how the two notices, and any future legislation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities. We understand that the relevant shareholders have registered their offshore investments in us with Shanghai SAFE, where most of our PRC subsidiaries are located. We are committed to complying, and to ensuring that our shareholders who are subject to the regulation comply, with the relevant rules. However, we cannot assure you that all of our shareholders who are PRC residents will comply with our request to make or obtain any applicable registrations or approvals required by the regulation or other related legislation. The failure or inability of our PRC resident shareholders to receive any required approvals or make any required registrations may limit our PRC subsidiaries’ ability to make distributions or pay dividends or affect our ownership structure, as a result of which our acquisition strategy and business operations and our ability to distribute profits to you could be materially and adversely affected.

Upon the completion of our acquisition of Yiyang Yukang in December 2008, shareholders of Yiyang Yukang became our shareholders. To our knowledge, some of the prior shareholders of Yiyang Yukang did not file applications for SAFE registration, which may adversely affect our ability to distribute dividends to our shareholders as stated above. As advised by our PRC legal counsel, Commerce & Finance, a separate registration in respect of Notice 75 is not applicable to our acquisition of Yiyang Yukang, and our obligation under Notice 75 after the acquisition would be to update our original registration to include Yiyang Yukang as one of our PRC subsidiaries.

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

The enforcement of new labor contract law and increase in labor costs in the PRC may adversely affect our business and our profitability.

China adopted a new labor contract law and its implementation rules effective on January 1, 2008 and September 18, 2008, respectively. The new labor contract law and its implementation rules impose more stringent requirements on employers with regard to, among others, minimum wages, severance payment and non-fixed term employment contracts, time limits for probation period as well as the duration and the times that an employee can be placed on a fixed term employment contract. Due to the limited period of effectiveness of the new labor contract law and its implementation rules and the lack of clarity with respect to their implementation and potential penalties and fines, it is uncertain how they will impact our current employment policies and practices. We cannot assure you that our employment policies and practices do not, or will not, violate the new labor contract law or its implementation rules and that we will not be subject to related penalties, fines or legal fees. Compliance with the new labor contract law and its implementation rules may increase our operating expenses, in particular our personnel expenses, as the continued success of our business depends significantly on our ability to attract and retain qualified personnel. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the new labor contract law and its implementation rules may also limit our ability to effect those changes in a manner that we believe to be cost-effective or desirable, which could adversely affect our business and results of operations.

Any future outbreak of H1N1, avian flu, or severe acute respiratory syndrome in China, or similar adverse public health developments, may severely disrupt our business and operations and reduce the market for our products and services.

Adverse public health epidemics or pandemics could disrupt businesses and national economies in China. For example, from December 2002 to June 2003, China and certain other countries experienced an outbreak of a new and highly contagious form of atypical pneumonia now known as severe acute respiratory syndrome, or SARS. On July 5, 2003, the World Health Organization declared that the SARS outbreak had been contained. However, a number of isolated new cases of SARS were subsequently reported, most recently in central China in April 2004. During May and June of 2003, many businesses in China were closed by the PRC government to prevent transmission of SARS. Moreover, some Asian countries, including China, have recently experienced incidents of the A(H1N1) strain of influenza, or Influenza A virus subtype H1N1. We are unable to predict the effect, if any, that influenza may have on our business. Any future outbreak of SARS, A(H1N1) or similar adverse public health developments may, among other things, significantly disrupt our ability to adequately staff our business, restrict the level of economic activity in affected areas and have a material adverse effect on our business, financial condition, results of operations and prospects.

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

Risks Relating to Our ADSs

We may be classified as a passive foreign investment company or “PFIC” for U.S. federal tax purposes for a given taxable year pursuant to an annual factual determination made after the close of the given taxable year; pursuant to a determination made in 2010 we believe we were classified as a PFIC for the 2009 taxable year.

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

If we are classified as a PFIC in any taxable year in which you hold our ADSs or ordinary shares and you are a U.S. Holder, subject to certain exceptions described in Item 10.E, “Additional Information—Taxation— U.S. Federal Income Taxation—Passive Foreign Investment Company,” you would generally be taxed at higher ordinary income rates, rather than lower capital gain rates, if you dispose of ADSs or ordinary shares for a gain in a later year, even if we are not a PFIC in that year. In addition, a portion of the tax imposed on your gain would be increased by an interest charge. Moreover, if we were classified as a PFIC in any taxable year, you would not be able to benefit from any preferential tax rate with respect to any dividend distribution that you may receive from us in that year or in the following year. Finally, you would also be subject to special U.S. tax reporting requirements.

Our PFIC status for the current taxable year 2010 will not be determinable until after the close of the taxable year ending December 31, 2010. Because we currently hold, and expect to continue to hold, a substantial amount of cash and other passive assets and, because the value of our assets is likely to be determined in large part by reference to the market prices of our ADSs or ordinary shares, which are likely to fluctuate, there can be no assurance that we will not be classified as a PFIC in 2010 and any future taxable year. Based on a determination made in 2010 with respect to the 2009 taxable year, we believe we were classified as a PFIC for the 2009 taxable year. U.S. Holders are urged to consult their independent tax advisors about the application of the PFIC rules and certain elections that may help them relieve any adverse U.S. federal income tax consequences for their particular circumstances for the 2009 taxable year. For more information regarding such elections, please consult Item 10.E, “Additional Information—Taxation—U.S. Federal Income Taxation—Passive Foreign Investment Company” and your independent tax advisor.

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

Under the deposit agreement for the ADSs, the depositary gives us a discretionary proxy to vote our ordinary shares underlying the ADSs at shareholders’ meetings if holders of our ADSs do not vote, unless:

•	we have failed to timely provide the depositary with our notice of meeting and related voting materials;

•	we have instructed the depositary that\we do not wish a discretionary proxy to be given;

•	we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;

•	a matter to be voted on at the meeting would have a material adverse impact on shareholders; or

•	voting at the meeting is made on a show of hands.

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

B. Business Overview

Overview

We are a leading integrated multi-platform marketing company in China with a proven track record of developing, promoting and selling consumer products and services. Our two primary sales platforms are our TV direct sales platform and our nationwide distribution network. We believe that we operate one of the largest TV direct sales businesses in China in terms of revenues, and we believe we were one of the first companies in China to use TV direct sales programs, often referred to as TV infomercials, in combination with a nationwide distribution network to market and sell products and services to consumers. Our significant TV air time presence allows us to test-market, promote and sell products and services in China’s geographically dispersed and fragmented consumer market. We seek to maximize sales penetration of our products and services that have strong sales and brand development potential by distributing them through our nationwide distribution network. In 2006, we also began using our TV direct sales platform to promote and sell third-party branded products and services pursuant to joint sales arrangements and marketing services arrangements. During the year ended December 31, 2009, we primarily focused on growing our proprietary branded products, such as Ozing electronic learning products, while continuing to develop joint sales and marketing services arrangements as sources of complementary revenue streams. In addition, our non-TV direct sales platform contributed to a significant portion of our revenues from direct sales in 2009, and we expect our non-TV direct sales platform, in particular the third-party bank channel sales, to be of higher growth potential and growing importance to our business in the future.

Using our integrated TV direct sales and nationwide distribution network platforms, we have developed several leading proprietary brands, including Ozing electronic learning products, Babaka posture correction products and Meijin electronic dictionaries. In addition, we have expanded into other forms of direct selling, such as third-party bank channel sales, outbound calls, catalogs and Internet sales, to further strengthen our promotional efforts and generate additional revenue opportunities from our existing customer base. We believe our vertically integrated direct sales operations, which include product development, TV and other direct sales and marketing, call center operations, and order fulfillment and delivery, combined with our nationwide distribution network, allow us to effectively reach consumers and maximize sales throughout China.

A key contributing factor to the success of our TV direct sales platform is our significant TV air time presence. Our TV direct sales programs, which are typically five to ten minutes in length, are currently aired on five nationwide China Central Television, or CCTV, channels, 24 national satellite TV channels, one international satellite channel operating in China and four local channels. Sales generated through our TV direct sales platform accounted for a significant portion of our direct sales net revenues, which in turn comprised 73.1%, 71.3% and 55.8% of our net revenues in 2007, 2008 and 2009, respectively. The decrease in 2008 and 2009 primarily reflects our strategy to selectively lower our purchase of TV advertising time to focus on more cost effective channels and time slots and to adopt a more flexible manner in our procurement to achieve better cost control. We also purchase TV advertising time for brand promotion advertising to enhance brand awareness of our proprietary products and services. Despite the higher per minute media cost and our reduced total advertising time purchased in 2009 as compared to 2008, our profit per media cost went up from 1.43 in 2008 to 1.81 in 2009, reflecting our improved media efficiency as a result of our more flexible media buying plan and a more targeted airtime allocation scheme with channels that offer higher media returns.

We have three call centers in Shanghai, Beijing and Wuxi which process telephone orders generated by our direct sales programs and gather real-time data to help analyze the effectiveness of our advertising spending and to adjust our products and services offerings. Our call centers operate 24 hours per day. Each of our call centers also places outbound calls to selected customers to market our products and services. In addition, our call center sales representatives are trained to identify and act upon cross-selling opportunities while processing customer orders. As of December 31, 2009, we had 1,058 sales representatives and 94 customer service representatives. In 2007, 2008 and 2009, our sales representatives collectively processed an average of approximately 18,800, 20,000 and 20,400 incoming calls per day generated from our TV and other direct sales platforms, respectively.

Products sold through our TV direct sales platform and other direct sales platforms are delivered to our customers primarily by national express mail and local delivery companies. In addition to outbound calls, our third-party bank channel sales grew significantly as number of domestic banks cooperated with us increased from four in 2007 to 26 in 2009. As of December 31, 2009, revenues contributed by our third-party bank channel sales accounted for approximately 18.0% of our revenues from direct sales in 2009.

Our nationwide distribution network extends across all provinces and allows us to reach approximately 20,000 retail outlets covering nearly all of the cities and counties in China. We typically grant our distributors the exclusive right to distribute selected products and services in their respective territories. We work closely with and support our distributors to expand their retail outlet reach, extend our product and service lifecycles and maximize our sales by promoting our brands through our TV direct sales platform, advertising in local print media and other joint promotional efforts. In 2007, 2008 and 2009, sales generated through our nationwide distribution network accounted for 26.9%, 28.7% and 44.2% of our net revenues, respectively.

In selecting new products and services to be offered via our multiple sales platforms, we seek to identify offerings in underserved market segments with potential national appeal for which we believe our sales platforms and marketing and branding expertise can create value. We identify new products and services through a standardized selection process and typically source them from small and medium-sized suppliers and manufacturers in China. We also identify products and services from more established third- party companies that we believe we can successfully market through our TV direct sales platform. We typically focus on marketing and sales of a limited number of featured product lines and services at any given time, and our TV direct sales programs allow us to promote our specific products and services by highlighting their unique value to consumers as well as creating brand awareness. Featured offerings in 2009 included electronic learning products, cell phones, cosmetics products, health and wellness products, electronic dictionaries and auto care products. In addition, we offer over 1,300 products via our catalogs and the Internet.

On December 24, 2008, we completed our acquisition of Yiyang Yukang, a cell phone producer and distributor in China and former third-party supplier of our cell phone products. We acquired Yiyang Yukang with an aim to build and develop our own cell phone brands, as well as to take advantage of Yiyang Yukang’s nationwide distribution network to facilitate sales of our featured cell phone products. Due to a change in strategy for this acquired business and its underperformance in 2009, we have adopted a more prudent approach on costs control as well as in developing our proprietary branded cell phone products. In addition, we disposed of a 33% equity interest in Shanghai Yimeng Software Technology Co., Ltd., or Shanghai Yimeng, our subsidiary engaged in the development and marketing of CPS stock tracking software. Upon completion of the disposal, Shanghai Yimeng is now 18% owned by us and ceased to be a subsidiary of our company. We currently do not have significant influence on Shanghai Yimeng’s operation.

During the first quarter of 2009, we obtained a fifty-year land use right of a piece of land in Qingpu district of Shanghai for aggregate consideration of approximately RMB51.2 million (approximately $7.5 million). We plan to use the land to establish a warehouse and a factory for manufacturing our proprietary branded products. The construction started on November 26, 2009 and has not completed yet.

Our Multiple Sales Platforms

Our two primary sales platforms are our TV direct sales platform and our nationwide distribution network, and we have expanded into other forms of direct selling, including third-party bank channel sales, outbound call sales, catalog sales and Internet sales, and other direct sales through print media and radio to maximize media effectiveness. We believe our nationally televised TV direct sales programs help build strong brand awareness among China’s consumers and generate significant demand for the products and services featured in those programs. Our nationwide distribution network, coupled with local marketing efforts, helps us to further enhance the awareness of and demand for our products and services, thereby broadening our customer reach and enhancing the penetration of those products and services on a nationwide basis within a short period of time.

Direct Sales Platforms

TV Direct Sales Platform

Our TV direct sales platform is our primary sales platform and accounted for a significant portion of our direct sales net revenues, which in turn accounted for 73.1%, 71.3% and 55.8% of our net revenues in 2007, 2008 and 2009, respectively. We expect that our TV direct sales will account for a decreased portion of our direct sales net revenues, primarily due to the changing regulatory environment as a result of the new laws and regulations promulgated by relevant PRC authorities on TV advertising and the decrease in our advertising time purchase as a result of continuing increase of media price in China.

We generally focus our TV direct sales marketing efforts on approximately four to six featured product or service lines to maximize awareness of these featured offerings and to generate strong consumer demand. Our TV direct sales programs, which are generally five to ten minutes in length, consist of in-depth demonstrations and explanations of the product or service in an entertaining and informative manner, and provide phone numbers for customers to call in order to make further inquiries or to purchase the product or service. In addition to explaining the functionality of a product or service in the programs, we also highlight the value proposition of that product or service. Our TV direct sales programs typically feature one or more spokespersons or celebrity personalities and employ a variety of formats, including studio programs and “reality shows”, which we believe help to demonstrate the features and functions of the products or services that we are marketing. Our TV direct sales programs for new products and services are broadcast on national and/or local TV channels depending on the features of the products or services during selected time slots to ensure sufficiently broad and targeted viewer coverage.

A critical component to the success of our TV direct sales platform is our ability to efficiently access media channels and manage our media time. Our TV direct sales programs are currently broadcast on 34 channels, including five CCTV channels, 24 national satellite TV channels, one international satellite TV channel operating in China and four local channels in China. Since commencing our operations in 1998, we have formed close and strong relationships with various CCTV and national satellite channels, as well as several TV advertising agencies that have exclusive rights to sell certain advertising time slots for certain CCTV and national satellite channels, and we have been purchasing advertising time on several CCTV channels and national satellite channels for over five years. We purchase advertising time from the TV stations directly or through their advertising agencies. We primarily purchase non-prime time broadcast time slots for our TV direct sales programs. We believe our relationships with various CCTV and satellite channels, coupled with the scale of our operations and sales track record, help us to secure desired broadcast time slots on the channels we target. In 2007, 2008 and 2009, we produced and broadcasted over 890,000, 590,000 and 410,000 minutes of TV direct sales programs, respectively, corresponding to over 285, 189 and 132 hours per week, respectively. Despite the higher per minute media cost and our reduced total advertising time purchased in 2009 as compared to 2008, our profit per media cost went up from 1.43 in 2008 to 1.81 in 2009, reflecting our improved media efficiency.

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

We also use purchased TV advertising time to broadcast brand promotion advertising. Our brand promotion advertisements are typically five to 60 seconds long and, rather than focusing in depth on product or service features or benefits in depth, are designed to increase general brand awareness. We significantly expanded our TV brand promotion advertising beginning in 2005 in conjunction with our increased distribution activities, using TV brand promotion advertising to enhance brand awareness for our Ozing branded electronic learning products and, to a lesser extent, our posture correction product lines. Since 2007, however, we have changed our strategy to focus more of our advertising spending on our TV direct sales programs and to reduce the amount of purchased TV advertising time dedicated solely to brand promotion advertising. In 2009, we broadcasted TV brand promotion advertising on 9 TV channels. Consistent with industry practice in China, our TV advertising time purchase agreements are typically negotiated annually and are non-exclusive. We intend to seek to maximize media efficiency by continuing our more flexible media buying plan and our more targeted airtime allocation scheme with channels that offer higher media returns.

In 2006, we began entering into joint sales arrangements and marketing services arrangements to leverage our TV direct sales platform. Under a joint sales arrangement, we make TV direct sales of third-party branded products and services. During 2009, our cell phone products and cosmetic products were the two major categories of products subject to joint sales arrangements. We had a total consideration (recorded as a reduction to our cost of direct sales revenues) of RMB2.8 million ($0.4 million) for our joint sales arrangements in 2009. In addition, under our marketing services arrangements, we provide a marketing plan, related TV advertising time and call center support to our marketing customers for a fixed fee. We did not recognize any revenue from our marketing service arrangements in 2009. As described above, we have returned to our historic emphasis on growing our proprietary branded products since 2009, but we intend to continue to develop joint sales and marketing services arrangements as sources of complementary revenue streams.

Other Direct Sales Platforms

Our other direct sales platforms currently include third-party bank channel sales, our outbound call sales, catalog sales and Internet sales. We also market and directly sell through print media and radio. From the second half of 2009, sales from our other direct sales platforms have undergone a strong increase. We believe such increase is mainly attributable to our effective utilization of our customer database. As of December 31, 2009, our database contained approximately 11 million names of individual customers, the majority of whom have placed orders to us or made calls to our call centers in the past 12 years. We expect that the number of customers in our data base will continue to grow and sales from our other direct sales platforms will be of higher growth potential and growing importance to our business in the future. We expect that our non-TV direct sales will account for an increased portion of our direct sales net revenues.

Third Party Banks. In 2007, we began relationships with four established domestic banks through which we directly market products through specialized catalogs to credit card holders of these banks. As of December 31, 2009, we have established relationships with 26 domestic banks. As part of these arrangements, customers can use their credit cards from these banks to purchase our products and to make payments on a zero interest and zero fee installment basis. Our third-party bank channel sales are increasingly important to our direct sales platform, and revenue contributed by our third-party bank channel sales in 2009 accounted for approximately 18.0% of our revenue from direct sales.

Outbound Calls. We began our outbound call direct sales in the fourth quarter of 2004. As of December 31, 2009, our 519 specialized outbound call center sales representatives utilize our customer database to target calls at customer subgroups identified by us as likely purchasers of particular products or services. Our outbound call direct sales are increasingly important to our direct sales platform, and revenue contributed by our outbound call sales in 2009 accounted for approximately 12.2% of our revenue from direct sales.

Catalogs. In February 2005, we began marketing our products through print catalogs. We currently offer over 320 products via our catalogs, of which approximately 40 are our branded products and the remainder are third-party products. Our catalogs are currently distributed together with the products purchased and shipped to our new customers. In addition, we also track customers who have previously purchased products from us and distribute our catalog to them after their initial purchase. We issued six catalogs in 2009. Our catalog sales are increasingly important to our direct sales platform, and revenue contributed by our catalog sales in 2009 accounted for approximately 2.5% of our revenue from direct sales.

Internet. We began marketing our products through the Internet in December 2006. We currently offer over 1,400 products via our website, of which approximately 77 are our branded products and the remainder are third- party products.

Customer Loyalty Initiatives

We also market the products and services sold through our direct sales platforms through our customer loyalty program. Our current customer loyalty program includes coupon discounts and membership points. Coupon discounts are given to customers whose purchases individually or together meet or exceed a certain transaction value. These coupons, which can be applied to future purchases of products marketed in our catalogs, range from approximately RMB20 to RMB300 (or approximately $3 to $44). Membership points are awarded to customers when they purchase products or services through our direct sales programs. Customers are awarded membership points based on the type of product or service purchased with point values around 10% of retail price, with every ten points equaling RMB1 (approximately $0.15). Customers can use these membership points to partially or fully offset the cost of future product or service purchases.

Nationwide Distribution Network

Our nationwide distribution network is one of our two primary sales platforms. We use our nationwide distribution network to distribute a select number of our product and services promoted through our TV direct sales programs which we believe offer sufficient profit potential and may be developed as a national product brand. Our distribution network broadens our customer reach and enhances the penetration of those products and services on a nationwide basis within a short period of time. In December of 2008, we acquired Yiyang Yukang. Following the acquisition, our network covers all provinces in China through approximately 80 distributors, which allows us to reach approximately 20,000 retail outlets covering nearly all of the cities and the counties in China. These retail outlets include bookstores, pharmacies, specialty retail chains and department stores. In 2007, 2008 and 2009, sales generated through our nationwide distribution network accounted for 26.9%, 28.7% and 44.2% of our net revenues, respectively. We typically provide our distributors with the exclusive right to distribute selected products and services in their respective territories. In 2007, 2008 and 2009, sales generated by our top five distributors accounted for 7.0%, 7.7% and 9.8% of our gross revenues, respectively.

We support the products and services selected for distribution through our nationwide distribution network with marketing campaigns utilizing a combination of our TV direct sales programs and brand promotion advertising to reinforce “As Seen on TV” in-store signage, as well as local print media, marketing events and radio advertising. In addition, we also require our distributors to engage in their own marketing efforts. Promotional efforts by our distributors primarily consist of local print advertising and TV advertising programs. To ensure the consistency of our product and service messages and to maximize branding effectiveness, we provide our distributors with marketing materials. We also reimburse certain distributors, such as distributors of our electronic learning product lines, for a portion of their local product promotion expenses.

Integrating our national TV direct sales programs and brand promotion advertising with our follow-on local advertising campaigns has been an effective marketing strategy for us. Our national TV direct sales programs and brand promotion advertising create initial product and service brand awareness, and our nationwide local advertising campaigns help to broaden the reach of our marketing efforts and extend the lifecycles of our products and services. Our ability to build leading brands, together with our marketing resources and expertise, enable us to successfully identify and introduce potential new products and services from small and medium- sized suppliers and manufacturers in China.

Our distribution agreements are typically negotiated and entered into on an annual or semi-annual basis and are designed to provide incentives for our distributors to improve their sales performance, encourage them to promote our brands, and protect the value of those brands. For example, our distributors are required to meet the monthly and annual sales volume target for our selected featured products and services and, in the case of electronic learning products and electronic dictionary products distribution, we provide sales incentives in the form of cash rebates to the distributors that meet or exceed our sales targets. We also require our distributors to ensure that the retail prices of our products and services sold through their retail outlets are not lower than the retail prices for the same products and services sold through our TV direct sales platform, or the minimum retail prices set by us. In addition, we typically require our distributors of electronic learning products and electronic dictionary products to fully settle their payment obligations before we deliver new products to them. Our distributors may not sell competing products and services in their respective territories. Furthermore, distributors of our electronic learning products and electronic dictionary products must also incur minimum marketing expenditures provided in our distribution agreements. We regularly monitor and review our distributors’ sales performance and their compliance with the terms of our agreements.

Several of our distributors, including two of which were among our top five distributors in 2007 and 2008 and one of which was among our top five distributors in 2009, market and sell some other companies’ products and services through their own TV direct sales platforms. Each of these distributors operated their own TV direct sales platforms independent of our operations prior to becoming our distributors. In addition, some of our distributors use edited versions of our TV direct sales programs to market our products and services on local TV stations and conduct TV direct sales activities through their own call-in numbers. These distributors have each entered into our standard distribution arrangements, which include provisions prohibiting sales of competing products and services, selling our products and services outside their distribution territories, or selling our products and services to consumers at prices below our price for those products and services. See Item 3.D, “Key Information—Risk Factors—Risks Relating to Our Business—Some of our distributors may compete with us in certain TV direct sales markets, possibly negatively affecting our direct sales in those markets”.

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

Some of our distributors are owned in part, or in some cases in whole, by certain of our employees or their family members. These employees, none of whom are executive officers, are currently responsible for various functions or operations relating to our nationwide distribution business. In 2007, 2008 and 2009, the aggregate sales generated by distributors owned in whole or in part by our employees accounted for approximately 28.4%, 17.2% and 12.7% of our distribution gross revenues, respectively, or 7.6%, 4.9% and 5.6% of our total gross revenues, respectively. Certain of these distributors have been among our top distributors in 2007, 2008 and 2009. In addition, one distributor in 2007 was wholly owned by a relative of our chief executive officer. However, this distributor accounted for less than 2% of our distribution gross revenues in 2007, and the relative of our chief executive officer has ceased to hold an equity interest in the distributor since mid-2007. We entered into the distribution agreements with these related distributors on an arm’s-length basis and the terms in the distribution agreements with these distributors are the same as those with our independent distributors. Nevertheless, the economic interests held by our employees in our distributors may make it difficult for us to effectively evaluate the performance of such distributors or fine, suspend or terminate a non-performing, under-performing or non-compliant distributor without harming our relationship with those employees. See Item 3.D, “Key Information—Risk Factors—Risks Relating to Our Business—Certain of our distributors are beneficially owned by our employees. It may be difficult for us to effectively evaluate the performance of these distributors or to replace any of them if they are non-performing, under-performing or non-compliant with our distribution agreements”.

Our Products and Services

We offer over 1,400 products and services through our multiple sales platforms, approximately 5% of which are sold primarily through our TV direct sales platform, nationwide distribution network or both with the remaining products and services sold through our third-party bank channel sales, outbound calls, catalogs or the Internet. Our recently featured product categories include cell phones, electronic learning products, health and wellness products, cosmetics products, consumer electronics products, electronic dictionary products and auto care products, all of which are primarily sold through our TV direct sales platform, nationwide distribution network, or both. We periodically develop and introduce new and upgraded products and services under the same product brand to develop such brand into a product or service line. For a variety of reasons, including margin constraints, we do not actively market all of our featured product lines and services through our nationwide distribution network. We also sell other products including auto care, beauty and household products primarily through our catalogs, the Internet, outbound calls and cross-selling. We own the exclusive distribution rights in China to most of our current featured product lines and services.

Recent Featured Product Categories

We generally focus on marketing and selling four to six featured product lines at any one time through our TV direct sales platform and a limited number of products and services through our nationwide distribution network. In 2009, we featured products in the following categories and under the following proprietary and third-party brands:

•	Electronic Learning Products featuring the Ozing brand name accounted for 20.2%, 20.0% and 30.2% of our gross revenues in 2007, 2008 and 2009, respectively.

Our primary Ozing branded product is a multi-functional handheld electronic device with a screen display that provides lessons for independent English learning. We began marketing and selling our first Ozing product, targeted at middle and high school students, in December 2003. The retail prices for our Ozing products ranged from RMB798 to RMB1,499 per unit in 2007, RMB599 to RMB1,499 per unit in 2008 and RMB698 to RMB1,498 (or approximately $102 to $220) per unit in 2009.

•

Cell Phone Products featuring the Gionee, K-touch, Lenovo, Nokia and Konka brand names and China Unicom’s CDMA services and CDMA cell phones from China Unicom’s partners accounted for 42.4%, 24.0% and 21.3% of our gross revenues in 2007, 2008 and 2009, respectively.

Since April 2006, we have entered into a number of joint sales arrangements and marketing services arrangements with a number of different cell phone manufacturers for the Gionee, K-touch, Lenovo, Nokia and Konka branded cell phones. In November 2007, we entered into a joint sales arrangement with Gionee to promote and market its cell phone products via our direct sales platform and under which Gionee shares part of our advertising costs for their featured cell phone products. We also sell cell phone products manufactured by Yiyang Yukang under its proprietary “Uking” brand. The retail prices for the cell phone products that we market ranged from RMB558 to RMB4,960, RMB599 to RMB7,410 per unit in 2008 and RMB499 to RMB5,340 (or approximately $73 to $783) per unit in 2009.

•

Cosmetics Products featuring the Aoya, Cobor, Dr Cell and Softto brand names. We began marketing and selling our cosmetics products in the third quarter of 2007. Cosmetic products accounted for 10.1% and 15.7% of our gross revenues in 2008 and 2009. The retail prices for our cosmetics products ranged from RMB48 to RMB1,288 per unit in 2007, RMB79 to RMB1,980 per unit in 2008 and RMB39 to RMB2,016 (or approximately $6 to $296) per unit in 2009. In November 2009, we entered into an exclusive distribution agreement with Guthy-Renker to market Sheer Cover® branded cosmetics in China with a term of one year, which may be further extended based on meeting first year’s designated sales levels. Pursuant to the exclusive distribution agreement, we are entitled to sell such products through all our available distribution channels including both TV and non-TV direct sales.

•	Health and Wellness Products featuring the Babaka, Zehom and Youngleda brand names accounted for 10.3%, 15.3% and 10.4% of our gross revenues in 2007, 2008 and 2009, respectively.

We began marketing and selling our first Babaka branded posture correction product in December 2004 and our first Youngleda branded portable mechanized oxygen generating device in November 2000. We have introduced product upgrades and extensions relating to these original products and developed each brand into a propriety branded product line. Our health and wellness product lines are primarily targeted at elderly persons, working professionals and young consumers. The retail prices for these products ranged from approximately RMB128 to RMB1,980 per unit in 2007 and RMB86 to RMB3,495 per unit in 2008 and RMB98 to RMB3,495 (or approximately $14 to $513) per unit in 2009.

•

Electronic Dictionary Products featuring the Meijin brand name, which we introduced in July 2007, accounted for 2.4%, 6.1% and 6.3% of our total gross revenues in 2007, 2008 and 2009, respectively. The retail prices for our electronic dictionary products ranged from RMB498 to RMB1,298 per unit in 2007, RMB598 to RMB898 per unit in 2008 and RMB268 to RMB1,580 (or approximately $39 to $232) per unit in 2009;

•

Auto Care Products featuring Energy, Austin and Quixx brand names, which we introduced in the third quarter and fourth quarter of 2009, accounted for 2.5% of our total gross revenues in 2009. The auto care products are sold through both our direct sales platform and our distribution network. The retail prices for our auto care products ranged from RMB 30 to RMB3,580 (or approximately $4 to $525) per unit in 2009.

Our five best-selling products and product lines in 2007, 2008 and 2009 are set forth below:

Product	Brand	Revenues	2007 percentage	Rank	Revenues	2008 Percentage	Rank	Revenues	2009 Percentage	Rank
		(in thousands, except percentages and ranks)
Electronic learning product	Ozing	50,151	20.2%	2	46,939	20.0%	2	$86,964	30.2%	1

Cell phone	Amoi, Gionee, K-touch, Lenovo, Nokia & Konka	$105,563	42.4%	1	$56,242	24.0%	1	$61,277	21.3%	2
Cosmetic products	Aoya, Cobor, Dr Cell, Softto and CMM brand names	—	—	—	23,726	10.1%	4	$45,149	15.7%	3
Posture correction product	Babaka	16,175	6.5%	4	28,598	12.2%	3	$23,821	8.3%	4
Electronic dictionary	Meijin	—	—	—	—	—	—	$18,259	6.3%	5
GPS	Eroda	6,727	2.7%	5	17,193	7.3%	5	—	—	—
Collectibles		19,332	7.8%	3	—	—	—	—	—	—
Total top five		$197,948	79.5%		$172,698	73.7%		$235,470	81.8%
Other products and marketing services revenues		$50,914	20.5%		$61,649	26.3%		$52,312	18.2%
Total gross revenues		$248,862	100.0%		$234,347	100.0%		$287,782	100.0%
Total sales tax		$(825)			$(209)			$(196)
Total revenues, net		$248,037			234,138			$287,586

New Products and Services

We seek to identify new products and services that offer sufficient profit opportunities and address consumers’ changing needs. Since 2000, we have successfully introduced 22 branded product lines, including 13 proprietary branded product lines and nine third-party branded product lines, many of which began as a single product and became one of our five best-selling products in later periods. In 2009, we introduced 2 new products for full-scale sales and marketing. In the future, we will continue to seek to diversify our product and service offerings and our customer base, encourage repeat purchases by our existing customers, and create recurring revenue opportunities. For example, in early 2008, we launched a complete cosmetics product line under the Cobor brand and in the third quarter of 2009, we introduced Austin and Quixx branded auto care products, all of which turned out to be very successful products in the fourth quarter of 2009. We also plan to introduce new products and services that we believe will offer longer product lifecycles and enjoy broad consumer appeal.

Product Development

We employ a rigorous and systematic approach to identifying and developing products. Our product development process comprises product identification, pre-testing preparation and test-marketing for marketing through our TV direct sales channels. We generally test the market potential and customer appeal of our products and services by broadcasting our TV direct sales programs on specific channels for a designated period of time. During the test marketing period, we closely evaluate customer feedback and sales of the relevant product and service through our call centers. Products that meet certain pre-defined standards are launched on a national scale. Products and services that do not meet our pre-defined standards may undergo a change in marketing strategy and be retested, or may be removed from our product portfolio.

In 2009, we test-marketed over 80 new or upgraded products over our TV direct sales platform, of which 23 progressed from the test marketing stage to full-scale sales and marketing. We employ a similar testing process when determining which products to move from our TV direct sales platform to our nationwide distribution platform. We typically test-distribute our featured products in one distributor’s territory for period of a few weeks before introducing these products into our nationwide distribution network for full-scale distribution.

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

Call Center Operations

Our direct sales businesses and media purchase activities are supported by our call centers located in Beijing, Shanghai and Wuxi. Our call center in Wuxi began operation in 2009 and we plan to shift more outbound calls and after-sales services to our Wuxi call center going forward to capitalize on its lower labor costs than in Beijing and Shanghai. Our call centers process telephone orders generated by our direct sales programs and gather real-time data to help us analyze the effectiveness of our advertising spending and adjust our offerings. Each of our call centers also places outbound calls to selected customers to market our products and services. As of December 31, 2009, we had 1,058 dedicated sales representatives. In 2007, 2008 and 2009, our call centers processed an average of approximately 18,800, 20,000 and 20,400 incoming calls per day, respectively, for products and services marketed through our multiple sales platforms. To effectively convert in-bound calls to customer orders, our sales representatives follow a prepared script that covers frequently asked questions to guide the sales call. Our call center supervisors closely monitor calls received and revise and update the scripts based on their assessment of the script’s effectiveness during the customer calls and in response to customer feedback. Our sales representatives are also trained to promote, cross-sell or upsell complementary and/or additional products and services.

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

Order Fulfillment

The majority of products sold by us through our direct sales platforms, including TV direct sales, third party bank channel sales, catalog sales and Internet sales, are delivered to our customers throughout China by EMS, the largest national express mail service operated by the China Post Office, and local delivery companies. We generally guarantee our products will be delivered to our customers within seven days of the date of receiving the order. In 2007, 2008 and 2009, of the total attempted product deliveries by EMS and local delivery companies on a cash-on-delivery, or COD, basis, approximately 75%, 75% and 73% were successful, respectively. Reasons for delivery failure primarily include customers’ refusal to accept a product upon delivery, which tend to occur more frequently with products that have higher average selling prices, or failure to successfully locate the delivery address. We are responsible for delivery and handling fees regardless of whether the delivery is successful. We have found that, in general, the shorter the delivery time, the lower the likelihood that the customer will refuse to accept the product upon delivery. As a result, local delivery companies enjoy a slightly higher delivery success rate than EMS due to a faster delivery time. EMS and local delivery companies are responsible for returning to us any undelivered products. It generally takes EMS two to three weeks, and local delivery companies seven days, to return the undelivered products to us.

In 2007, 2008 and 2009, approximately 99.5%, 93.1% and 89.6% of our direct sales were settled on a COD basis by our customers. We recently expanded our payment options to include payments through credit cards on a zero interest and zero fee installment payment basis. The decrease in settlement on a COD basis in 2009 was due to the increasing use of alternative payment methods, which include postal wire payments and payment by credit card. For customers settling through COD, either EMS or the local delivery company is responsible for collecting and wiring to us these cash amounts on a periodic basis once collected. EMS and local delivery companies generally charge us delivery fees based upon weight of the products and distance of delivery. Additionally, EMS charges a processing fee based upon the sales price. Three of our local delivery companies charge a lower processing fee based upon the sales price, while the other companies do not charge us such fee. It typically takes on average over 30 days for us to receive payments from EMS compared to an average of seven days from local delivery companies. Of our total accounts receivable balance as of December 31, 2007, 2008 and 2009, $8.3 million, or 35.8%, $9.0 million, or 32.5% and $2.2 million, or 12.8%, respectively, was due from EMS.

In 2007, 2008 and 2009, approximately 76.1%, 59.3% and 47.4% of our direct sales gross revenues resulted from products delivered by EMS, respectively, and approximately 19.1%, 29.8% and 38.0% of our direct sales gross revenues resulted from products delivered by local delivery companies, respectively.

Customer Service, Product Warranties and Return Policies

We believe emphasizing customer service will enhance our products and service brand image, facilitate cross-selling opportunities and generate customer loyalty and repeat purchasing behavior. Our customer service centers within our Beijing, Shanghai and Wuxi call centers are currently staffed with approximately 94 customer service representatives working ten hours a day to provide quality customer services to our customers. In addition, most of our distributors generally provide their own customer services in their respective territories.

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

Under our policies, our direct sales customers generally may return products from us within seven days after delivery if there is a quality defect or if a product fails to meet its specifications. In most cases, product exchanges are allowed within a month of delivery. Our warranties generally provide for repair of product defects within one year at no cost to the customers. Product returns from our multiple sales platforms were insignificant in 2007, 2008 and 2009. To the extent that the manufacturer of the defective product is a third party, the manufacturer is obligated to either repair the defective product or reimburse us for any related expenses. Our distributors are allowed to exchange any defective products they receive from us. The number of products exchanged by our distributors due to defects was insignificant in 2007, 2008 and 2009.

Supply and Inventory

Supply

We manufacture a significant portion of the proprietary products we currently offer in terms of net revenues. The remaining products, including third-party products promoted by us pursuant to joint sales arrangements, are primarily sourced through third-party suppliers. Our manufacturing operations involve mainly assembly processes and generally only require us to deploy a limited amount of capital. Most of the components we use in our products are readily available in the market.

We began our manufacturing operations in 2000 with the production of our oxygen generating devices. Beginning in 2005, we expanded our manufacturing operations to manufacture substantially all of our electronic learning products and posture correction product lines. After the completion of our acquisition of Yiyang Yukang, we further expanded its manufacturing capacity to manufacture Yiyang Yukang’s cell phone products. We purchase consumer electronics products and neck massager products from third-party manufacturers under exclusive supply or distribution arrangements. For some of our products, we provide designs or technical requirements to our third-party suppliers.

We believe that if we decide to discontinue our manufacturing operations for any of our products for any reason, we would be able to subcontract the manufacturing of these products on commercially reasonable terms within a reasonable period of time.

Inventory Control

We closely monitor our inventory and sales levels at all of our sales and marketing platforms. In general, before or during our test-marketing stage, we do not acquire any sizable inventory position in a product. Except for our electronic learning product and electronic dictionary products, for which we maintained an average of two weeks of inventory in 2009, we generally maintain one week of inventory for finished products. Our product and media departments adjust our inventory levels based on the weekly sales forecasts they jointly develop. When a product is no longer sold through our TV direct sales programs and/or our nationwide distribution network, our inventory of that product is generally limited.

For our electronic learning product and electronic dictionary products, our product and media departments prepare a monthly production plan based on monthly sales forecasts and we procure the required raw material based on the production plan. Our monthly procurement plan is subject to bi-weekly adjustment to give us flexibility to cancel a portion of our orders if sales do not meet expectations.

Majority-Owned Subsidiaries

To acquire managerial expertise and additional complementary distribution network infrastructure or secure exclusive product distribution rights, we have formed certain majority-owned subsidiaries. We currently have one majority-owned PRC operating subsidiary, which is engaged in developing and/or selling our electronic dictionaries. We may form other majority-owned subsidiaries in the future.

In these arrangements, we typically receive at least majority control of the related joint venture and exclusive distribution rights to distribute a product through the subsidiary in exchange for our agreement to market and sell the product through our multiple sales platforms, a minority equity stake and cash consideration. These majority-owned subsidiaries typically involve limited capital investment. To date, our most successful venture has been our electronic learning product-related subsidiary in which we acquired rights to the electronic learning products and the services of Guoying Du, one of our current executive officers, and his management team. We entered into this arrangement in December 2003 and in July 2005, we acquired the remaining 49% of this company. Following this transaction, we promoted Guoying Du to head our nationwide distribution network. For a description of the acquisition, see Item 7.B, “Major Shareholders and Related Party Transactions—Related Party Transactions”.

Acquisition of Yiyang Yukang

On December 24, 2008, we completed our acquisition of 100% of the equity interests of Yiyang Yukang, a cell phone producer and distributor in China and former third-party supplier of our cell phone products, by acquiring its offshore holding company. Pursuant to the definitive agreement entered into on December 18, 2008, we acquired Yiyang Yukang for initial stock and cash consideration totaling $9.9 million. Additional consideration was payable under earn-out payments based on performance of the business contingent on Yiyang Yukang meeting certain earnings targets in 2008, 2009 and 2010. An earn-out payment consisting of cash and stock consideration in an aggregate amount of $10.0 million was made in respect of 2008 and the first quarter of 2009. No earn-out payment was made in respect of 2009 and no earn-out is expected to be paid with respect to 2010. Our total expenses related to the acquisition were $0.7 million.

Yiyang Yukang produces, processes and markets communication equipment, targeting mid-to-high end business users in China. Approximately 20% of our cell phone products sold through our direct sales platforms were sourced from Yiyang Yukang in 2008. We acquired Yiyang Yukang with an aim to build and develop our own cell phone brands, as well as to take advantage of Yiyang Yukang’s nationwide distribution network to facilitate sales of our featured cell phone products. In 2009, sales of Yiyang Yukang branded cell phones totaled $28.1 million (with all sales being distribution sales). Due to Yiyang Yukang’s change in strategy and its underperformance, in 2009 we incurred a $15.2 million intangibles impairment charge.

Divestment in Shanghai Yimeng

In June 2009, we disposed of a 33% equity interest in Shanghai Yimeng Software Technology Co., Ltd., or Shanghai Yimeng, a company engaged in the development and marketing of CPS stock tracking software, to focus on core competency and enhance operating efficiency. Consideration for the disposal was $10.5 million in cash. As a result, Shanghai Yimeng is now 18% owned by us and ceased to be a subsidiary of our company. We currently do not have significant influence on Shanghai Yimeng’s operation. Our historical financial statements were recasted to give effect to the deconsolidation and historical results related to that business are reflected as discontinued operations.

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

•

domestic and international sellers of consumer branded products that sell their products in China and which compete with our products, such as our Ozing electronic learning products which compete with electronic learning products under the BBK, Noah and other brands, and our cell phone products which compete with similar products sold by local and international cell phone manufacturers;

•

traditional retailers and distributors, as well as direct marketers, such as Avon, operating in China which currently or in the future may offer competing products and services, including products and services under their own brand, or may otherwise offer or seek to offer small and medium manufacturers and suppliers distribution capabilities throughout China;

•	other Internet and e-commerce companies in China that offer consumer products online via an Internet platform, including eBay’s China site, Alibaba’s Tao Bao, and Dang Dang; and

•	companies that sell consumer products on multi media platforms, including Happy Tao Bao, which is the joint venture between Alibaba’s Tao Bao and Hunan TV Station.

Particularly, we are facing more intense competition from TV home shopping companies in China, number of which has increased significantly in 2009. Many of them are supported by, or affiliated with, TV or radio stations and therefore, may have access to cheaper TV air time than us.

In addition, large multi-national home shopping companies, such as QVC, may enter the China market directly or indirectly. Entry by these players becomes more likely if existing PRC restrictions on content, number of advertising hours per day and foreign ownership of TV stations are relaxed.

We also compete with companies that make imitations of our products at substantially lower prices, such as our Babaka branded posture correction products, which are often sold in department stores, pharmacies and general merchandise stores. See Item 3.D, “Key Information—Risk Factors—Risks Relating to Our Business— We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our product brand, reputation and competitive position. In addition, we may have to enforce our intellectual property rights through litigation. Such litigation may result in substantial costs and diversion of resources and management attention.”

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

Seasonality

Certain of our products are subject to seasonality, such as our electronic learning products and posture correction product lines and to a lesser extent, our electronic dictionary products. Sales for these products are typically higher around our first and third fiscal quarters which correspond to the end and beginning of school semesters in China, respectively. Other than seasonality related to these and certain of our other products, our business generally has not been seasonal.

Intellectual Property

We rely on a combination of copyright, trademark, patent, unfair competition laws, as well as nondisclosure agreements and other methods to protect our intellectual property rights. We maintain approximately 227 trademark registrations and are in the process of applying for registrations or transfer for approximately 81 trademarks in China. We own seven invention, utilities and packaging design patents in China pertaining to our sleeping aid products, neck protected pillow, body relaxing chairs, posture correction products and engine lubricant products.

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

We have in the past been, currently are, and in the future may again be, the subject of claims for infringement, invalidity, or indemnification relating to other parties’ proprietary rights. For example, in August 2008, Beijing Ren’ai filed a suit in the People’s Court of Beijing Haidian District against Shanghai HJX, Beijing Sancai Digital Technology Co., Ltd., or Beijing Sancai, and Beijing Zhidahengtong Technology Development Co., Ltd., or Beijing Zhidahengtong, alleging that the English programs we provide to the users of our electronic learning products infringe upon the copyright of Beijing Ren’ai. Beijing Ren’ai claimed damages of RMB2,000,000 (approximately $293,000). The court ruled in favor of Ren’ai in the suits and awarded Ren’ai total compensation of RMB500,000 (approximately $73,000). The defendants appealed to the Beijing First Intermediate People’s Court in May 2009, which affirmed the decision of the People’s Court of Beijing Haidian District on December 7, 2009.

In August 2009, Beijing Ren’ai filed a suit in the People’s Court of Beijing Haidian District against Shanghai HJX, Beijing Sancai and Beijing Zhidahengtong, alleging that the English programs we provide to the users of our electronic learning products infringe upon the copyright of Beijing Ren’ai. Beijing Ren’ai claimed damages of RMB2,000,000 (approximately $293,000). The court ruled in favor of Ren’ai in the suits and awarded Ren’ai total compensation of RMB500,000 (approximately $73,000). The defendants have appealed the court’s decisions and the appeals are currently pending.

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

Regulatory Requirements for Foreign Participation

Direct Sales and Wholesale Distribution Businesses

Foreign investments in direct sales and wholesale businesses are both principally governed by the Administrative Measures on Foreign Investment in Commercial Sector promulgated by the Ministry of Commerce, or the Commercial Sector Measures, on April 16, 2004. The Commercial Sector Measures lowered the previous thresholds for foreign investors to enter the commercial sector in China and completely removed the previous restrictions on the location of and maximum foreign shareholding percentage in foreign-invested commercial enterprises as of December 11, 2004. Under the Commercial Sector Measures, the establishment of a foreign-invested direct sales (including direct sales via TV, telephones, mail and Internet) or wholesale distribution enterprise must obtain approval from MOFCOM or its authorized local counterparts. On September 12, 2008, MOFCOM authorized its Provincial counterparts to approve the establishment or modification of a foreign-invested commercial enterprise except the one engaged in direct sale via TV, phones, mail, Internet, vender and other non-store methods or distribution of audio-visual products, books, newspapers and magazines which still should be approved by MOFCOM.

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

Direct investment by foreign investors in the advertising industry in China is further subject to the Administrative Regulation on Foreign-Invested Advertising Enterprises jointly promulgated by MOFCOM and SAIC on March 2, 2004 and further revised on October 1, 2008. Under this advertising regulation, foreign investors are required to have had at least three years experience in directly operating an advertising business outside of China before they may receive approval to own 100% of an advertising business in China. Foreign investors that do not have three years experience are permitted to invest in advertising businesses, provided that such foreign investors have at least two years of direct operations in the advertising business outside of China and that such foreign investors may not own 100% of advertising businesses in China. Furthermore, all foreign invested advertising companies must obtain approval from SAIC or MOFCOM or their local counterparts.

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

Our oxygen generating device manufacturing and distribution subsidiary, Beijing Youngleda, holds a valid Medical Device Manufacturing Enterprise License, which expires on July 13, 2010. Another of our subsidiaries, Acorn International Electronic Technology (Shanghai) Co., Ltd. holds a valid Medical Device Manufacturing Enterprise License that expires on August 2, 2010, a valid Medical Device Operation Enterprise License that expires on November 13, 2012 and a Medical Device Registration Certificate for a neck massager with a valid term of four years from July 21, 2009. Another of our subsidiaries, Shanghai HJX Digital Technology Co., Ltd, holds a valid Medical Device Operation Enterprise License that expires on March 14, 2015. Another of our subsidiaries, Acorn Trade (Shanghai) Co., Ltd., holds a valid Medical Device Operation Enterprise License that expires on March 20, 2013. Separately, our two direct sale affiliated entities Shanghai Network and Beijing Acorn, hold valid Medical Device Operation Enterprise Licenses, which expire on March 14, 2015 and

July 3, 2010, respectively. In addition, Zhuhai Acorn Electronic Technology Co., Ltd. holds a Medical Device Manufacturing Enterprise License expiring on November 24, 2011 and a Medical Device Registration Certificate for an oxygen generating device with a valid term that expires on February 6, 2011. We are also in the process of renewing other expired licenses and certificates that are required for our operation and products.

Regulation of Internet Content Providers

We currently operate www.chinadrtv.com through which our customers can familiarize themselves with our products. We are required to comply with the Administrative Measures on Internet Content Services issued by the State Council on September 25, 2000 and the Administrative Measures on Internet Pharmaceuticals Information Services issued by SAFD on July 8, 2004 in our operation of the website.

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

Airtime used to broadcast TV direct sales programs and TV home shopping programs is typically considered to be advertising time. On September 10, 2009, the State Administration of Radio, Film and Television, or SARFT, issued the Circular on Strengthening the Administration of TV Direct Sales Advertising and Home Shopping Programs, which requires that TV direct sales advertising programs not be broadcasted on some specialized TV channels, including news channels and international channels, and TV home shopping channels and not be broadcasted on satellite TV channels during the period from 6:00pm to 12:00pm every day. The Administrative Measures on Advertising on Television or Radio issued by the SARFT on September 11, 2009 and effective as of January 1, 2010 further requires that the total airtime allocated to commercial advertising on each TV channel not exceed 12 minutes per hour and not exceed 18 minutes in total during the period from 7:00pm to 9:00pm. Violation of these time restrictions may result in a warning, an order to correct the violation, a fine of up to RMB20,000, the suspension of broadcasting relevant to advertising, the suspension of the operation of the TV channel where the relevant advertising is broadcast, or even the withdrawal of the TV station’s operating license.

Under current PRC law, advertising operators can only sell advertising airtime to advertisers and are not allowed to sell to other advertising operators.

Advertising Content

PRC advertising laws and regulations set forth certain content requirements for advertisements in China, which include prohibition on, among other things, misleading content, superlative wording, socially destabilizing content, or content involving obscenities, superstition, violence, discrimination, or infringement of the public interest. Advertising for medical devices, health and wellness and other special products are subject to stricter regulation which prohibits any unscientific assertions or assurances in terms of effectiveness or usage, comparison with other similar products in terms of effectiveness or safety, and reference to medical research institutes, academic institutions, medical organizations, experts, doctors, or patients regarding the effectiveness or safety of the products advertised. In addition, all advertising relating to medical devices, health and wellness agrochemicals, as well as other advertisements that are subject to censorship by administrative authorities pursuant to relevant laws and regulations, must be submitted to the relevant administrative authorities for content review and approval prior to dissemination. Furthermore, SARFT and SAIC have issued a circular temporarily prohibiting, after August 1, 2006, the advertising of pharmaceutical products, diet and slimming products, medical devices, breast enhancement products and height increasing products in the form of TV- and radio-based direct sales programs pending adoption of new government rules. On September 10, 2009, the Circular on Strengthening the Administration of TV Direct Sales Advertising and Home Shopping Programs was issued by the SARFT, prohibiting the TV direct sales and home shopping programs to advertise pharmaceuticals, breast-enhancement products, diet and slimming products, and medical devices which are implantable or need instruction by experts. Meanwhile, the Administrative Measures on Advertising on Television or Radio, issued by the SARFT on September 11, 2009 and effective as of January 1, 2010, prohibited the pharmaceutical and medical device or health related advertising program to contain the recovery rate or efficiency rate or certification by the doctors, experts, patients or public figures. Furthermore, Criteria for the Examination and Publication of Medical Device Advertisements were issued by the Ministry of Health, the State Administration for Industry and Commerce, the SFDA and became effective on May 20, 2009, which provided strict regulation on medical device advertisements publication. According to the Circular Concerning Further Severely Punishing Illegal Advertisements of Pharmaceuticals, Medical Devices and Health Food effective in February 2010, enterprises which published the illegal advertisements will be severely punished. See Item 3.D, “Key Information—Risk Factors—Risks Related to the Regulation of Our Business—Governmental actions to regulate TV- and radio-based direct sales programs of medical devices and diet and slimming products will adversely impact sales of our branded neck massager product line and some of our other products and may adversely impact our future overall operating results”.

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

•

The Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996), or the Administration Rules. Under the Foreign Currency Administration Rules, Renminbi is convertible for current account items, including the distribution of dividends, interest payments, and trade and service- related foreign exchange transactions. Conversion of Renminbi into foreign currency for capital account items, such as direct investment, loans, investment in securities, and repatriation of funds, however, is still subject to the approval of SAFE.

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

As a Cayman Islands company, and therefore a foreign entity, if Acorn International purchases the assets or an equity interest of a PRC company owned by PRC residents in exchange for our equity interests, such PRC residents will be subject to the registration procedures described in Notice 75. Moreover, PRC residents who are beneficial holders of our shares are required to register with SAFE in connection with their investment in us.

As a result of the uncertainties relating to the interpretation and implementation of Notice 75, we cannot predict how these regulations will affect our business operations or strategies. For example, our present or future PRC subsidiaries’ ability to conduct foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, may be subject to compliance with such SAFE registration requirements by relevant PRC residents, over whom we have no control. In addition, we cannot assure you that any such PRC residents will be able to complete the necessary approval and registration procedures required by the SAFE regulations. We require all shareholders in Acorn International who are PRC residents to comply with any SAFE registration requirements and we understand that the relevant shareholders have registered their offshore investment in us with Shanghai SAFE, but we have no control over either our shareholders or the outcome of such registration procedures. Such uncertainties may restrict our ability to implement our acquisition strategy and adversely affect our business and prospects. See Item 3.D, “Key Information—Risk Factors—Risks Relating to China—Regulations relating to offshore investment activities by PRC residents may increase the administrative burden we face and create regulatory uncertainties that could restrict our overseas and cross- border investment activity, and a failure by our shareholders who are PRC residents to make any required applications and filings pursuant to such regulations may prevent us from being able to distribute profits and could expose our PRC resident shareholders to liability under PRC law”.

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

In connection with our initial public offering, we incorporated Acorn International, Inc. in the Cayman Islands on December 20, 2005 as our listing vehicle. Acorn International Inc. became our ultimate holding company when it issued shares to the existing shareholders of China DRTV on March 31, 2006 in exchange for all of the shares that these shareholders held in China DRTV. In September 2007, we entered into a share purchase agreement to acquire MK AND T Communications Limited. The acquisition was completed in November 2008. In October 2007, we formed two Hong Kong subsidiaries wholly-owned by China DRTV,

Bright Rainbow Investments Limited and Emoney Investments Limited. On December 13, 2007, we formed Acorn Trade (Shanghai) Co., Ltd., a PRC subsidiary wholly-owned by China DRTV, through which we conduct our wholesale distribution business. Prior to this, our wholesale distribution business was conducted through our two affiliated entities, Shanghai Network and Beijing Acorn. In April, 2008, we transferred 100% of the ownership interest in Shanghai HJX to Bright Rainbow Investments Limited. In December 2008, we acquired 100% of the equity interests of Yiyang Yukang, a cell phone producer and distributor in China and former third- party supplier of our cell phone products, which is now a subsidiary of the Company. Please refer to Item 4.B., “Information on the Company—Acquisition of Yiyang Yukang” for further details. In February 2010, Emoney Investments Limited was deregistered.

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

In June 2009, we disposed of 33% equity interest in Shanghai Yimeng for a consideration of $10.5 million in cash. After the divestment, we own 18% of Shanghai Yimeng and it is no longer our subsidiary. We currently do not have significant influence on Shanghai Yimeng’s operation.

The following diagram illustrates our current corporate structure and the place of formation, ownership interest and affiliation of each of our subsidiaries and the two affiliated entities as of the date of this 20-F(1):

Acorn International, Inc.
(Cayman Islands)
100%
China DRTV, Inc.
(British Virgin Islands)
100%
Smooth Profit Limited
(British Virgin Islands)
100%
100%
Bright Rainbow
Investments Limited
(Hong Kong)
U King Communication
Equipment (Hong Kong)
Limited (Hong Kong)
100%
MK AND T
Communications Limited
(Hong Kong)
51%
Acorn Hong Kong
Holdings Limited
(Hong Kong)
Outside China
In China
100%
Yiyang Yukang
Communication
Equipment Co. Limited
100%
100%
Zhuhai Acorn
Electronic
Technology Co., Ltd
Wuxi Acorn Enterprise
Management Consulting
Co., Ltd.
51%
Zhuhai Sunrana
Bio- Tech Co., Ltd.(4)
100%
100%
Beijing Acorn
Youngleda Oxygen
Generating Co., Ltd.
Shanghai HJX
Digital Technology
Co., Ltd.
100%
Beijing HJZX Software
Technology Development
Co., Ltd.
75%
Zhongshan Meijin Digital
Technology Co., Ltd.
100%
Acorn Trade
(Shanghai) Co., Ltd.
100%
Acorn International
Electronic Technology
(Shanghai) Co., Ltd.
100%
Acorn Information
Technology (Shanghai)
Co., Ltd
50%
50%
Shanghai Acorn Enterprise
Management Consulting
Co., Ltd
50%
Shanghai Acorn HJX
Software Technology
Development Co., Ltd.
100%
Shanghai Acorn
Advertising
Broadcasting Co., Ltd.
(2)(3)
50%
Don Dongjie Yang
David Chenghong He
75%
25%
Shanghai Acorn Network
Technology Development
Co., Ltd.
Beijing Acorn Trade
Co., Ltd.
equity ownership
contractual arrangements

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

(3)	The economic benefits of Shanghai Acorn Network Technology Development Co., Ltd. and Beijing Acorn Trade Co., Ltd. accrue to Acorn Information Technology (Shanghai) Co., Ltd.
(4)	The Zhuhai Sunrana Bio-Tech Co., Ltd. is currently under the liquidation process.

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

In addition, Shanghai HJX, Acorn International Electronic Technology (Shanghai) Co., Ltd., Beijing Acorn Youngleda Oxygen Generating Co., Ltd., or Beijing Youngleda, Zhuhai Acorn Electronic Technology Co., Ltd. and Yiyang Yukang manufacture and distribute through our nationwide distribution network most of our electronic learning products, posture correction products, oxygen generating devices and cell phones, and each provides technical support and after-sales services for such products. The direct sales of our consumer electronics products and other health and wellness products are primarily conducted through Shanghai Network and Beijing Acorn.

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

D. Property, Plant and Equipment

We are headquartered in Shanghai and have leased an aggregate of approximately 14,236 square meters of office and call center spaces in Beijing, Shanghai and Wuxi. Our leases are typically for a term from one to five years. We entered into multiple office building purchase agreements for office building on Tianlin Road, Shanghai in 2007, in order to accommodate our growing number of employees and expanding operations. The relocation to the new facility completed in January 2009. Our four central warehousing hubs cover approximately 7,239 square meters and are subject to varying lease terms. We typically enjoy a priority right to renew our leases for our warehouses.

Our manufacturing facilities in Beijing, Shanghai, Shenzhen and Zhuhai occupy an aggregate of approximately 17,252 square meters. Our manufacturing facilities in Beijing and Zhuhai are used for the production of our oxygen generating device product line, our manufacturing facilities in Shanghai are used for the production of our posture correction and engine lubricant product lines, and our manufacturing facility in Shenzhen is used for the production of our electronic learning product line. As of December 31, 2009, our production capacity was 5,000 units per day for our electronic learning products, 8,000 units per day for our posture correction products, and an aggregate of 4,000 units per day for our Uking cell phones. In 2009, the manufacturing facilities producing our electronic learning products operated at or near capacity. In 2009, the daily utilization rate for the manufacturing facilities producing our posture correction products and Uking cell phones ranged from 50% to 80% and 50% to 67%, respectively. Factors affecting utilization rates are primarily demand from our customers as well as our ability to manage the production facilities and product flows efficiently.

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

During the first quarter of 2009, we obtained a fifty-year land use right of a piece of land in Qingpu district of Shanghai for aggregate consideration of approximately RMB51.2 million (approximately $7.5 million). We plan to use the land to establish a warehouse and a factory for manufacturing our proprietary branded products. The construction started on November 26, 2009 and has not completed yet.

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

A. Operating Results

Overview

We are a leading integrated multi-platform marketing company in China with a proven track record of developing, promoting and selling consumer products and services. Historically, we have sold our products primarily through our TV direct sales platform and our nationwide distribution network. More recently, we have expanded into other direct sales platforms, such as third-party bank channel sales, outbound calls, catalogs and Internet sales. We believe that we operate one of the largest TV direct sales businesses in China in terms of revenues. Through our TV direct sales platform, we market our own proprietary products and services as well as third-party products and services. Our nationwide distribution network extends across all provinces and allows us to reach approximately 20,000 retail outlets, covering nearly all cities and counties in China. We typically grant our distributors the exclusive right to distribute selected products and services within their respective territories.

We believe our nationally televised TV direct sales programs allow us to build strong product and service brand awareness among China’s consumers and to generate significant demand for the products and services that we market within a short period of time. Our non-TV direct sales platforms enable us to reach out to a larger customer base and to lessen our reliance on advertising expenditures for TV time purchases. Our nationwide distribution network, coupled with local marketing efforts, helps further enhance the awareness of, and demand for, marketed products and services, thereby broadening our customer reach and enhancing our product and service penetration on a nationwide basis.

Supporting our direct sales platforms are our call centers, located in Beijing, Shanghai and Wuxi. As of December 31, 2009, our call centers were staffed by 1,058 sales representatives and 94 customer service personnel. Our call centers operate 24 hours per day. In 2007, 2008 and 2009, our call centers processed on average approximately 18,800, 20,000 and 20,400 incoming calls per day generated from our TV and other direct sales platforms, respectively.

On December 24, 2008, we acquired 100% of the equity interest of Yiyang Yukang, a cell phone producer and distributor in China and former third-party supplier of our cell phone products for initial stock and cash consideration totaling $9.9 million. Additional consideration was payable under three separate earn-out payments based on Yiyang Yukang’s meeting certain earnings targets in 2008, 2009 and 2010. As Yiyang Yukang met the first earn-out target for the year 2008 and the first quarter of 2009, an earn-out payment consisting of cash and stock consideration in an aggregate amount of $10.0 million was made in 2009 accordingly. No earn-out payment was made in respect of 2009 and no earn-out is expected to be paid with respect to 2010. In 2009, sales of Yiyang Yukang totaled $28.1 million (with all sales being distribution sales). Due to Yiyang Yukang’s change in strategy and its underperformance, in 2009 we incurred a $15.2 million intangibles impairment charge. We also sell Yiyang Yukang branded products through our direct sales platforms.

As described in greater detail below, the discussion of our operating results contains our recasted consolidated financial statements for the years ended December 31, 2007 and 2008 to reflect the deconsolidation of our previous subsidiary, Shanghai Yimeng, in 2009 as a discontinued operation. In June 2009, we disposed of a 33% equity interest in Shanghai Yimeng, which was engaged in the development and marketing of CPS stock tracking software. After the divestment, we own 18% of Shanghai Yimeng and it is no longer our subsidiary. We currently do not have significant influence on Shanghai Yimeng’s operation. See Note 4 to the consolidated financial statements for the years ended December 31, 2007, 2008 and 2009.

Our net revenues, which include direct sales net revenues and distribution net revenues, were $248.0 million, $234.1 million and $287.6 million in 2007, 2008 and 2009, respectively. Direct sales net revenues, which include both net proceeds from products and services sold through our TV direct sales programs and net proceeds from products and services sold through our other direct sales platforms, declined from $181.3 million in 2007 to $166.9 million in 2008, and $160.4 million in 2009. Recently, we have begun to develop our non-TV direct sales channels with gross revenues from non-TV direct channels increasing from approximately $53 million in 2008 to approximately $72 million in 2009, driven primarily by increased sales through third-party bank channels. We expect the relative contribution of non-TV direct sales to increase over time.

Distribution net revenues, which are derived from sales of products and services to our distributors, increased from $66.7 million in 2007 to $67.2 million in 2008 and to $127.2 million in 2009.

Our net revenues and operating income in any period are largely driven by our direct sales and distribution platforms and our product and service mix, advertising expenses, and events occurring in the period. In 2009, our total net revenues increased to $287.6 million, up 22.8% from $234.1 million in 2008. Of our total net revenues in 2009, our direct sales net revenues declined to $160.4 million, down 3.9% from $166.9 million in 2008, and our distribution net revenues increased to $127.2 million, up 89.4% from $67.2 million in 2008. The net increase of $53.5 million in total net revenues in 2009 primarily reflected increased cosmetic product sales though our direct sales platforms, strong direct and distribution sales of our Ozing electronic learning products and distribution sales of Yiyang Yukang’s mobile handsets following the acquisition at the end of 2008, partially offset by decreased TV direct sales net revenues (particularly cell phone direct sales) as a result of reduced purchased TV advertising time, intensified TV direct sales competition in China and the impact of the global economic slowdown on consumer spending and confidence in China.

Sales of our Ozing electronic learning products, our top selling product line in 2009, increased from $46.9 million in 2008 to $87.0 million in 2009. We sell our Ozing branded electronic learning products both through our TV direct sales platform and our distribution network. The increase in sales in 2009 was primarily due to our strategy to market several lower-priced products and to provide distributors higher sales discounts. Distribution sales of our electronic learning products also benefited from the increased brand recognition generated through our TV direct sales programs. Sales of our cell phones increased to approximately $61.3 million in 2009, compared to $56.3 million in 2008, reflecting $28.1 million in cell phone sales through the Yiyang Yukang distribution network offset by a $23.0 million decline in direct cell phone sales. The decline in our direct sales of cell phones primarily reflects intensified competition of TV direct sales of cell phone products in China. Our other featured products in 2009 consist of our cosmetics products, auto-care products and Meijin electronic dictionary products, which increased approximately $21.4 million, $5.0 million and $4.0 million, respectively, in 2009 compared to 2008. The increase in sales of our cosmetics products and our Meijin electronic dictionary was primarily due to the increased media allocation to cosmetics products and the competitive pricings and our effective management of distribution network of our electronic dictionary products.

We had operating losses of $7.5 million in 2009 compared to operating losses of $29.6 million in 2008. This loss was due largely to the $15.2 million Yiyang Yukang-related impairment charge.

Our product and service revenues are driven significantly by our spending on advertising, particularly our TV direct sales programs. Our total advertising expenses decreased from $75.0 million in 2007 to $73.4 million in 2008 and to $61.0 million in 2009. The largest component of our total advertising expenses, constituting over 80% of total advertising expenses in each of 2007, 2008 and 2009, is purchased TV advertising time. Purchased TV direct sales advertising expenses decreased by 12.0% from $67.3 million in 2007 to $59.2 million in 2008 and decreased by 13.3% to $51.3 million in 2009. The decrease of total advertising expenses in 2009 reflects our strategy beginning in 2008 to selectively lower our TV advertising time purchases to focus on more cost effective channels and time slots and to adopt a more flexible manner in our procurement by entering into contracts with shorter terms to achieve better cost control.

We use purchased TV advertising time to broadcast both our TV direct sales programs and our brand promotion advertising. The number of TV channels on which we broadcast TV direct sales programs decreased from 61 in 2007 to 46 in 2008 and to 34 in 2009. In 2009, we broadcast brand promotion advertising on 9 of the TV channels on which we broadcast TV direct sales programs.

As of December 31, 2009, our commitments to purchase TV advertising time in 2010 were approximately $52.9 million. Actual TV advertising commitments could, however, vary significantly. We may purchase additional broadcasting time throughout the year. Also, we may be unable to use all of our purchased time due to various factors, many of which are out of our control, such as preemption of our purchased time by special programming events, programming overruns by TV stations and changes in available advertising minutes provided by TV stations, as well as suspension of our advertising time due to natural disasters such as the major earthquake that struck Wenchuan in the Sichuan province in May 2008. In addition, the accounting for advertising time will vary based on the structure of our joint sales and marketing services arrangements described below. For example, TV advertising expenses paid by us may be reflected as either a cost of direct sales revenues (e.g., marketing services arrangements that involve limited or no direct sales with marketing customers paying a fixed fee, such as our previous arrangement with China Unicom), or as advertising expenses (which may be reduced by shared advertising costs under joint sales arrangements, such as our previous arrangement with Gionee pursuant to which Gionee shared a certain percentage of our advertising costs for their featured cell phone products). In addition to our TV brand promotion advertising, we also promote brands through print and other media.

The number of inbound calls generated through our direct sales platforms received by our call centers has continued to increase, with inbound calls in 2007, 2008 and 2009 totaling approximately $6.9 million, $7.3 million and $7.5 million, respectively. The conversion rate for inbound calls, which is the percentage of inbound calls that result in product or service purchase orders, was 16.8%, 23.2% and 30.1% in 2007, 2008 and 2009, respectively. The increase in conversion rate in 2009 was primarily due to increased sales of certain product categories that generally have higher conversion rates, as well as the lower average selling prices of certain products. In calculating our conversion rate and inbound calls, we exclude calls generated under our marketing services arrangements, such as our prior arrangements with China Unicom. We believe the primary factors impacting our conversion rate for any given period are the average selling price of our products and services, our product mix, and the length and content of our TV direct sales programs. We seek to improve our conversion rate with improved sales training for our sales representatives and performance-related personnel management.

Beginning in 2006, we have entered into joint sales arrangements and marketing services arrangements. In addition to generating TV direct sales revenues for us, the joint sales partners agree to pay us an amount based on the number of units sold by them through their own distribution networks. These additional payments have been recorded as reductions to cost of direct sales revenues. In 2007, we also entered into a number of joint sales arrangements pursuant to which our joint sales partners share the cost of advertising expenses for their featured products or services rather than paying an additional amount based on sales of their featured products or services through their own distribution channels. The shared advertising expenses payments have been recorded as reductions to advertising expenses. During 2009, our cell phone products and cosmetics products were the two major categories of products subject to joint sales arrangements. In 2009, the reduction in cost of direct sales revenues and advertising expenses were $0.4 million and $9.8 million, respectively, due to our accounting for joint sales arrangements.

The Chinese economy has recently experienced a slowing of its growth rate as a result of the recent global economic crisis. While it remains uncertain whether slowing economic growth in China could result in our customers’ reducing their spending, we expect that demand for products with high unit prices, such as our cell phones or consumer electronics products, may continue to decline. We expect this situation will continue for the foreseeable future, and we may need to lower the prices of certain of our products and services, particularly our high-end products and products with high unit prices, which could lead to reduced sales and profit. In response to changing customer preferences, we successfully marketed a lower-priced V1 model of our Ozing product through our TV direct sales platform and our distribution network, leading to a strong growth in sales volume of our Ozing products.

We intend to continue to grow our business across products and platforms and intend to focus in the near term on successfully developing and marketing proprietary branded products and services offering high margins and recurring revenue streams. We will continue to focus on growing our proprietary branded products such as Ozing and Meijin, and to develop our continuity business led by cosmetics products and our newly launched auto care products. We also expect to continue expanding our non-TV direct sales platforms, particularly the third-party bank channels, to lessen our reliance on advertising expenditures for TV advertising purchases and to enhance our overall platform attractiveness and effectiveness. Our longer term goal is to be the leading integrated cross-media marketer of consumer products and services in China and to be the marketing and distribution partner of choice for both well-established and promising new businesses in China. Related challenges include the evolving nature of the TV direct sales industry and our business model and a continuously evolving competitive landscape. To address these challenges, among other things, we regularly evaluate developments and the competitive landscape in the consumer retail market in China (including the TV direct sales market in China and worldwide). In turn, as appropriate, we adjust our product and service offerings, sales and marketing efforts and business strategy. We undertake these adjustments in connection with constant evaluation of our media allocation for each product and service to maximize return on our media purchase expenditures. For example, we track and analyze data generated through our call center operations. Using this data, we adjust the products and services we promote on TV, the frequency and time slots of our TV direct sales programs, as well as the TV channels on which we broadcast our programs on a weekly basis.

Revenues

	For the years ended December 31,
	2007		2008		2009
	Amount	% of total revenue, net	Amount	% of total revenue, net	Amount	% of total revenue, net
	(in U.S. dollars, except percentage)
Revenues:
Direct sales, net	$181,319,805	73.1%	$166,947,475	71.3%	$160,357,948	55.8%
Distribution sales, net	66,717,204	26.9%	67,189,946	28.7%	127,227,672	44.2%

Total revenues, net	$248,037,009	100.0%	$234,137,421	100.0%	$287,585,620	100.0%

Our net revenues consist of direct sales net revenues and distribution net revenues. Direct sales net revenues represent product and service sales through our TV direct sales programs and our other direct sales platforms, including third-party bank channel sales, sales realized through our outbound calls, catalog sales and Internet sales. To date, a significant portion of our direct sales net revenues have been generated from our TV direct sales platform. However, our non-TV direct sales have grown at a faster pace than our TV direct sales in 2009, primarily due to our effective utilization of our customer database and our choice to reduce our use of TV media time as a result of the changed regulatory environment. As we continue to develop other direct sales platforms, we expect our third-party bank channel sales, outbound calls sales, Internet sales and catalog sales to continue to increase in absolute numbers and as a percentage of our revenues in 2010. Our marketing services revenues, which we started generating in 2006 as part of our direct sales net revenues, totaled $16.0 million, $3.2 million and nil in 2007, 2008 and 2009, respectively.

Distribution net revenues represent product and service sales to the distributors that constitute our nationwide distribution network. We sell products and services to our distributors at a discount to the retail price for the same product or service when sold by us through our TV direct sales programs or the retail price set by us. The percentage of our total net revenues generated through our nationwide distribution network was 26.9% in 2007, 28.7% in 2008 and 44.2% in 2009.

The percentage of our total net revenues attributable to direct sales and distribution revenues will vary from period to period based on, among other things, the amount of our TV advertising time dedicated to our or third-party products and services, joint sales and marketing services arrangements, and sales generated by us through our TV direct sales programs, our non-TV direct sales channels and our nationwide distribution network.

Our total net revenues are presented net of certain adjustments, including sales and business taxes, cash rebates on distribution sales, costs of cash coupon discounts and membership points on direct sales. Sales and business taxes totaled approximately $0.8 million in 2007, $0.2 million in 2008 and $0.2 million in 2009. We net the cash rebates used in connection with promotional distribution sales activities and the cash coupon discounts and membership points used in connection with our customer loyalty program for direct sales against revenue at the time revenue is recorded.

Direct sales net revenues for 2007, 2008 and 2009 have been adjusted based on our actual unsuccessful product deliveries experience.

Some of our distributors are owned in part, or in some cases in whole, by certain of our employees or their family members. In 2007, 2008 and 2009, the aggregate sales generated by distributors owned in whole or in part by our employees accounted for approximately 28.4%, 17.2% and 12.7% of our distribution gross revenues or 7.6%, 4.9% and 5.6% of our total gross revenues, respectively. Certain of these distributors were among our top distributors in 2007, 2008 and 2009.

We generally focus on marketing and selling four to six featured product lines at any one time through our TV direct sales platform, and a limited number of products and services through our nationwide distribution network. Consequently, we have been, and expect to continue to be, dependent on a limited number of featured product lines to generate a large percentage of our net revenues. Currently, our featured products are offered in the following categories or under the following brands:

•	Electronic Learning Products featuring the Ozing brand name accounted for 20.2%, 20.0% and 30.2% of our gross revenues in 2007, 2008 and 2009, respectively.

Our primary Ozing branded product is a multi-functional handheld electronic device with a screen display that provides lessons for independent English learning. We began marketing and selling our first Ozing product, targeted at middle and high school students, in December 2003. The retail prices for our Ozing products ranged from RMB798 to RMB1,499 per unit in 2007, RMB599 to RMB1,499 per unit in 2008 and RMB698 to RMB1,498 (or approximately $103 to $220) per unit in 2009.

•

Cell Phone Products featuring the Gionee, K-touch, Lenovo, Nokia and Konka brand names and China Unicom’s CDMA services and CDMA cell phones from China Unicom’s partners accounted for 42.4%, 24.0% and 21.3% of our gross revenues in 2007, 2008 and 2009, respectively. Since April 2006, we have entered into a number of joint sales arrangements and marketing services arrangements with a number of different cell phone manufacturers for the Gionee, K-touch, Lenovo, Nokia and Konka branded cell phones. In November 2007, we entered into a joint services arrangement with Gionee to promote and market its cell phone products via our direct sales platforms and under which Gionee shares part of our advertising costs for their featured cell phone products. We also sell cell phone products manufactured by Yiyang Yukang under its proprietary “Uking” brand. The retail prices for the cell phone products that we market ranged from RMB558 to RMB4,960, RMB599 to RMB7,410 per unit in 2008 and RMB499 to RMB5,340 (or approximately $73 to $783) per unit in 2009.

•

Cosmetics Products featuring the Aoya, Cobor, Dr Cell and Softto brand names. We began marketing and selling our cosmetics products in the third quarter of 2007. Cosmetic products accounted for 10.1% and 15.7% of our gross revenues in 2008 and 2009, respectively. The retail prices for our cosmetics products ranged from RMB48 to RMB1,288 per unit in 2007, RMB79 to RMB1,980 per unit in 2008 and RMB39 to RMB2,016 (or approximately $6 to $296) per unit in 2009. In November 2009, we entered into an exclusive distribution agreement with Guthy-Renker to market Sheer Cover® branded cosmetics in China with a term of one year, which may be further extended based on our meeting first year’s designated sales levels. Pursuant to the exclusive distribution agreement, we are entitled to sell such products through all our available distribution channels including both TV and non-TV direct sales.

•	Health and Wellness Products featuring the Babaka, Zehom and Youngleda brand names accounted for 10.3%, 15.3% and 10.4% of our gross revenues in 2007, 2008 and 2009, respectively.

We began marketing and selling our first Babaka branded posture correction product in December 2004 and our first Youngleda branded portable mechanized oxygen generating device in November 2000. We have introduced product upgrades and extensions relating to these original products and developed each brand into a propriety branded product line. Our health and wellness product lines are primarily targeted at elderly persons, working professionals and young consumers. The retail prices for these products ranged from approximately RMB128 to RMB1,980 per unit in 2007 and RMB86 to RMB3,495 per unit in 2008 and RMB98 to RMB3,495 (or approximately $14 to $513) per unit in 2009.

•

Electronic Dictionary Products featuring the Meijin brand name, which we introduced in July 2007, accounted for 2.4%, 6.1% and 6.3% of our total gross revenues in 2007, 2008 and 2009, respectively. The retail prices for our electronic dictionary products ranged from RMB498 to RMB1,298 per unit in 2007, RMB598 to RMB898 per unit in 2008 and RMB268 to RMB1,580 (or approximately $39 to $232) per unit in 2009.

•

Auto Care Products featuring Energy, Austin and Quixx brand names, which we introduced in the second half of 2009, accounted for 2.5% of our total gross revenues in 2009. The auto care products are sold through both our direct sales platforms and our distribution network. The retail prices for our auto care products ranged from RMB30 to RMB3,580 (or approximately $4 to $525) per unit in 2009.

Our three best-selling product lines accounted for an aggregate of 70.4%, 56.2% and 67.2% of our total gross revenues in 2007, 2008 and 2009, respectively.

We select products and services sold through our TV direct sales programs, which we believe offer sufficient profit potential and can be built into a national brand, for sale through our nationwide distribution network.

We offer over 1,400 products and services through our multiple sales platforms, approximately 5% of which are sold primarily through our TV direct sales platform, nationwide distribution network or both, with the remaining sold through our third-party bank channel sales, outbound calls, catalogs and the Internet. In addition to the six product lines we presently feature, we sell other products and services, including consumer electronics and collectibles products, primarily through our third-party bank channel, outbound calls, catalogs and the Internet. We periodically develop and introduce related new and upgraded products and services under the same product or service brand.

Our ability to maintain or grow our revenue depends on our ability to successfully identify, develop, introduce and distribute in a timely and cost-effective manner new and appealing product and service offerings, including new and upgraded products and services. We employ a systematic identification and development process. After a potential featured product or service has been identified and tested, we evaluate a number of key benchmarks, particularly estimated profitability relative to our media expenses, in determining whether to conduct full-scale sales and marketing. We also seek to diversify our product and service offerings by adding products and services that offer recurring revenue opportunities.

In 2007, we began relationships with four established domestic banks through which we directly market to credit card holders of these banks with specialized catalogs. As of December 31, 2009, we have established relationships with 26 established domestic banks. As part of these arrangements, customers can use their credit cards from these banks to purchase our products and make payments on a zero interest and zero fee installment basis. During such process, the banks would conduct credit investigations to ensure the credit card holders’ ability to pay. Third-party bank channel sales are of growing importance to our direct sales platforms, and revenues contributed by our third-party bank channel sales in 2009 accounted for approximately 18.0% of our revenues from direct sales. We have integrated our credit card payment system into other existing sales channels such as television, the Internet and catalogues.

In July 2006, the State Administration for Radio, Film and Television, or SARFT, and the State Administration for Industry and Commerce, or SAIC, issued a circular temporarily prohibiting the broadcast of TV- and radio-based direct sales programs regarding pharmaceutical products, diet and slimming products, medical devices, breast enhancement products and height increasing products on and after August 1, 2006, pending adoption of new rules governing those direct sales activities. The Circular on Strengthening the Administration of TV Direct Sales Advertising and Home Shopping Programs, issued by the SARFT on September 10, 2009, prohibits the TV direct sales and home shopping programs advertising the pharmaceuticals, breast-enhancement products, diet and slimming products, and the medical devices which are implantable or need instruction by experts. Consequently, we are unable to broadcast TV- and radio-based direct sales programs for some of our products, primarily our oxygen generating product and Zehom neck massager, which were two of our high margin products. Our net revenues from sales of our neck massager product declined from $3.9 million in 2007 to $2.4 million in 2008 and to $1.5 million in 2009, respectively. We believe stricter regulation is beneficial for our industry and business in the long term since it will enhance the overall reputation of the TV direct sales industry by more closely regulating promoted products and marketing practices. However, at least in the near term, our sales of the products covered by the circulars have been, and we expect will continue to be, adversely impacted as a result of this prohibition. In 2008, distribution sales of our Zehom neck massager products further decreased by 60.1% to $1.1 million from $2.7 million in 2007. In 2009, distribution sales of our neck massager products decreased by 63.6% to $0.4 million from $1.1 million in 2008, largely due to a lack of TV direct sales program marketing support. The overall impact on our future operating results depends on, among other things, our success in promoting the products covered by the circulars through other media channels, the degree to which distribution sales of our restricted products continue to be impacted by the ban on TV direct sales programs, our ability to offset these decreased sales with sales of non-restricted products (including newly developed products) using our committed TV advertising time and the related sales price and margins of those non-restricted products, and the nature of, and restrictions imposed by, the future rules when adopted.

During the second half of 2006, several articles appeared in the Chinese media that, among other things, questioned the pricing and quality of our products, in particular targeting our electronic learning products. Some of these articles we believe contained false or misleading information regarding our products and market practices. We took marketing and other efforts to protect our product brands and to correct or respond to these articles and related customer concerns and these activities appear to have stopped. However, this negative media coverage had, and may continue to have, an adverse effect on our direct and distribution sales of our electronic learning products and other products or services. We are not aware of any such negative publicity in relation to our products or services in 2009.

In any period, a number of factors, including the following, will impact our net revenues and the portion thereof generated by our direct sales and distribution platforms:

•

the mix of TV direct sales programs, including the portion thereof dedicated to products and services marketed by us pursuant to joint sales and marketing services arrangements, and brand promotion advertising;

•

the mix of products and services selected by us for marketing through our TV direct sales programs, our non-TV direct sales channels and our nationwide distribution network and their average selling prices;

•	the mix of our non-TV versus TV direct sales platforms;

•	new product or service introductions by us or our competitors and our ability to identify new products and services;

•

the availability of competing products and services and possible reductions in the sales price of our products and services over time in response to competitive offerings or in anticipation of our introduction of new or upgraded offerings;

•

seasonality with respect to certain of our products, such as our electronic learning products, for which sales are typically higher around our first and third fiscal quarters corresponding with the end and beginning of school semesters in China, respectively.

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

•	the market of certain featured products becoming saturated over time;

•	discounts offered to our distributors as part of incentive plans to stimulate sales;

•	the success of our distributors in promoting and selling our products locally;

•	the potential negative impact distributor sales may have on our own direct sales efforts;

•	any requirement to suspend or terminate a particular TV direct sales program, including in response to regulatory actions;

•	new laws, regulations or rules promulgated by the PRC government governing the TV direct sales industry;

•	negative publicity about our products and services;

•	natural disasters, such as the severe snow storms or earthquake experienced by China in 2008;

•	the amount and timing of operating expenses incurred by us, including our media procurement expenses, inventory-related losses, bad debt expense, product returns and options grants to our employees;

•	gains and losses related to our investments in marketable securities; and

•	the level of advertising and other promotional efforts by us and our competitors in a particular period.

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

Cost of Revenues

Cost of revenues represents our direct costs to manufacture, purchase or develop products or services sold by us to consumers or our distributors. For a particular product or service, the related cost of revenues is the same regardless of whether sold by us directly to consumers or to our distributors. The most significant factor in determining cost of revenues as a percentage of revenue in any period is our product or service mix for the period. For example, our cell phone or electronic learning product products currently have a higher per unit cost of revenues than our other products, such as our cosmetic products.

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

In June 2009, we reduced our equity ownership interest in Shanghai Yimeng, our subsidiary engaged in the development and marketing of CPS stock tracking software, from 51% to 18%. As a result of the related sale, we no longer consolidate the financial results of Shanghai Yimeng with ours. As CPS stock tracking software generally had higher gross margin than most of our proprietary products, the deconsolidation of Shanghai Yimeng negatively impacted on our overall gross margin when we recast our historical financial statements to reflect their business as discontinued operations.

Operating (Expenses) Income

Our operating (expenses) income consist of advertising expenses, other selling and marketing expenses, general and administrative expenses, impairment of goodwill and intangible assets, and other operating income, net.

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

We use our purchased TV advertising time to broadcast our TV direct sales programs and our brand promotion advertising. Advertising expenses for TV direct sales programs accounted for $67.3 million, or 89.8%, $59.2 million, or 80.6%, and $51.3 million, or 84.1%, of total advertising expenses incurred in 2007, 2008 and 2009, respectively. TV advertising time dedicated to TV direct sales programs decreased from over 890,000 minutes in 2007 to approximately 590,000 minutes in 2008, and 410,000 minutes in 2009. The decrease in 2008 and 2009 primarily reflects our strategy to selectively lower our purchase of TV advertising time to focus on more cost effective channels and time slots and to adopt a more flexible manner in our procurement by entering into contracts with shorter terms to achieve better cost control. TV brand promotion advertising expenses accounted for $4.3 million, or 5.7%, and $12.0 million, or 16.4%, and $7.8 million, or 12.8%, of our total advertising expenses incurred in 2007, 2008 and 2009, respectively. The decrease in 2009 primarily reflects a more efficient and focused media procurement of our TV direct sales advertising. The increase in 2008 reflects our TV brand promotion advertisements for our electronic learning products and posture correction products broadcasted in the first quarter of the year. In 2008, we engaged in brand promotion advertising primarily to support electronic learning products and posture correction products. In 2007, we engaged in brand promotion advertising primarily to support our electronic learning products, neck massager and posture correction product lines.

Except where the cost of TV advertising time is treated as a cost of direct sales revenues under a marketing services arrangement, advertising expenses include the cost of the TV advertising time used to broadcast all TV direct sales programs. Payments received from our joint sales partners to share a portion of the related TV advertising cost are recorded as a reduction to our TV advertising expense. In 2009, we received $9.8 million in payments based on advertising costs shared by our joint sales arrangements, which reduced our advertising expenses. Our TV direct sales programs are typically five to ten minutes in length, focus on the features and benefits of the products and services being marketed and encourage consumers to call our call centers to purchase those products and services. Our brand promotion advertisements are typically five to 60 seconds long and, rather than focusing on product or service features or benefits, are designed to increase general brand awareness for the marketed products or services. In addition to our TV brand promotion advertising, we also promote brands through print and other media, primarily newspaper and radio advertising. Our total advertising expenses for non-TV brand promotion advertising for 2007, 2008 and 2009 included an aggregate of $2.6 million, or 3.4%, $1.9 million, or 2.6%, and $1.5 million, or 2.4%, respectively, which primarily was used to support our Ozing electronic learning products, Babaka posture correction products and Uking cell phones in 2009.

We also reimburse certain of our distributors for a portion of their local TV, print media and other advertising-related expenses in support of the products that they distribute for us. Our total advertising expenses in 2007, 2008 and 2009 included $0.8 million or 1.1%, $0.3 million or 0.4% and $0.4 million or 0.7%, of these distributor reimbursements, respectively, primarily related to our oxygen generating devices, neck massager, posture correction, electronic learning products and Uking cell phones.

During 2007, 2008 and 2009, our TV brand promotion advertisements were broadcasted on eight, six and nine channels, respectively.

We typically enter into TV advertising time purchase agreements for our TV direct sales programs in advance and prior to the beginning of each year, with such agreements generally having a term of one year. Starting from 2008, we have adopted a more flexible approach to TV advertising time procurement, pursuant to which we may enter into contract with a shorter term with TV channels. We typically prepay for a large portion of our TV advertising time for our TV direct sales programs. We believe our ability to prepay for our advertising expenses has been a competitive advantage. As of December 31, 2007, 2008 and 2009, we had a prepaid advertising balance of $23.2 million, $16.8 million and $10.0 million respectively. We enter into our advertising agreements typically near the end of each year and consequently our prepaid balance is usually highest at year-end.

Our advertising cost per minute (based on aggregate expenditures and ignoring the impact of payments made under our joint sales and marketing services arrangements) varies depending on the channel, with certain CCTV channels, which generally have a broader reach, being more expensive. Our average per minute advertising cost for TV direct sales programs in 2007, 2008 and 2009 was approximately $75, $99 and $165, respectively. In addition, average per minute charges can vary significantly by channel, with some channels increasing their rates annually. In particular, we have experienced more significant rate increases on some of our national satellite channels, compared to our other channels, as their reach and ratings have increased. In 2009, our top five TV channels in terms of amount of TV direct sales program advertising expenditures accounted for approximately 49.5% of our total TV direct sales program advertising expenditures and approximately 37.1% of our total TV direct sales program advertising minutes. In contrast, in 2009, our top five TV channels by total TV direct sales program advertising minutes accounted for approximately 59.0% of our total TV direct sales program advertising minutes and 32.8% of our total TV direct sales program advertising expenditures.

Other Selling and Marketing Expenses

Other selling and marketing expenses consist primarily of costs related to product delivery, salary and benefits for our call center sales and marketing personnel, and the production of our TV direct sales programs and other advertising. On the other hand, amortization charges related to intangible assets acquired in our December 2008 acquisition of Yiyang Yukang have been included in other selling and marketing expenses in 2009. See Note 3 to our consolidated financial statements.

We rely significantly on EMS, and to a lesser extent, local delivery companies, to deliver our products sold by us to consumers and to collect related payments in connection with products delivered on the basis of a cash on delivery, or COD, payment method. EMS and local delivery companies made deliveries of products representing 76.1% and 19.1% of our direct sales gross revenues in 2007, 59.3% and 29.8% of our direct sales gross revenues in 2008, and 47.4% and 38.0% of our direct sales gross revenues in 2009, respectively. We are responsible for the delivery and handling fee regardless whether the delivery is successful.

In 2009, the increase in other selling expenses was primarily due to increased amortization of acquired intangible assets as a result of acquisition of Yiyang Yukang, as well as an increase in delivery charges associated with our direct sales and distribution sales.

General and Administrative Expenses

General and administrative expenses consist primarily of compensation and benefits for general management and finance and administrative personnel costs, depreciation and amortization with respect to equipment used for general corporate purposes, professional fees, lease, allowances for doubtful accounts and other expenses for general corporate purposes.

General and administrative expenses were $26.1 million in 2007, $27.7 million in 2008 and $31.2 million in 2009, which increases primarily reflect higher salaries and benefits for our employees and our research and development expenses.

In addition, the increase in general and administrative expenses in 2008 also reflects the increase in our bad debt provision related to the shared advertising expenses receivable from one of our joint sales partners and our research and development expenses. We did not record any such bad debt provision in 2009.

The total amount of EMS-related accounts receivable written off in 2007, 2008 and 2009 was approximately $0.3 million in each year.

Impairment of Goodwill and Intangible Assets

Impairment losses of intangible assets for the full year 2009 totaled $15.2 million, which reflected primarily the impairment loss caused by (i) overall under-performance in the mobile handsets business of Yiyang Yukang and (ii) Yiyang Yukang’s change in business strategy to launching its proprietary “Uking” brand and changes incurred in the acquired distribution network. In addition, as result of the Yiyang Yukang intangible assets impairment charge, the Company reversed a $3.3 million deferred tax liability in 2009.

Impairment losses of goodwill and intangible assets were $8.7 million in 2008, which consisted of $1.1 million of impairment loss on intangible assets and $7.6 million of impairment loss on goodwill referred to our net loss position and changes in circumstances that indicate the carrying amount of our goodwill and intangible assets may not be recoverable.

Other Operating Income, Net

Other operating income, net consists primarily of government subsidies. We receive government subsidies from local government agencies for certain taxes paid by us, including value-added, business and income taxes.

Taxation

We are incorporated in the Cayman Islands and are not subject to tax in this jurisdiction. Our subsidiaries China DRTV and Smooth Profit are incorporated in BVI and are not subject to tax in this jurisdiction. Our subsidiaries Bright Rainbow Investments Limited, MK AND T Communications Limited, Acorn Hong Kong Holdings Limited and U King Communication Equipment (Hong Kong) Limited are incorporated in Hong Kong and are subject to statutory income tax on their Hong Kong sourced income. Our other subsidiaries and affiliated companies are PRC companies. In addition to enterprise income tax, our PRC subsidiaries and affiliated companies are subject to a 17% value added tax, or VAT, on sales in accordance with relevant PRC tax laws. VAT taxes payable are accounted for through the balance sheet and do not have an income statement effect. The statutory income tax rate applicable to PRC companies was 33% for calendar years ended on or before December 31, 2007 and is 25% for calendar years starting on or after January 1, 2008.

In 2007, our PRC subsidiaries are subject to Corporate Income Tax (“CIT”) on the taxable income in accordance with the Enterprise Income Tax Law and the Income Tax Law of the PRC concerning Foreign Investment Enterprise and Foreign Enterprises (collectively “PRC Corporate Income Tax Laws”), respectively.

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

For 2007, 2008 and 2009, several of our PRC subsidiaries and affiliated companies benefited from the following special tax rates or incentives:

Shanghai Advertising registered in Pudong New District, Shanghai of the PRC, is subject to 15% CIT in 2007, 18% CIT in 2008 and 20% CIT in 2009 pursuant to the local tax preferential arrangement.

Shanghai HJX, Acorn Electronic, Shanghai An-Nai-Chi, Beijing Youngleda and Zhuhai Acorn registered in the Old Districts of the PRC, are subject to 27% CIT in 2007 as qualified foreign-invested manufacturing enterprises.

Acorn Information, registered in Pudong New District, Shanghai of the PRC, is subject to 15% CIT in 2007 pursuant to the local tax preferential arrangement.

Zhuhai Sunrana registered in Zhuhai Specific Economic Zone of the PRC, is subjected to 15% CIT in 2007 pursuant to the local tax preferential arrangement. Starting from January 1, 2008, Zhuhai Sunrana is subject to the preferential five-year transition period tax rates under the New EIT Law and 2008 and 2009 applicable CIT rate is 18% and 20%, respectively.

Beijing HJZX, as a recognized high and new technology company and registered in Zhongguancun technology zone in Beijing of the PRC, is subject to 15% CIT in 2007.

The Group’s remaining PRC subsidiaries are subject to the statutory rate of 33% in 2007 in accordance with the PRC Corporate Income Tax Laws, and 25% in 2008 and 2009 in accordance with the New EIT Law.

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

Beijing HJZX, as a recognized high and new technology company and registered in Zhongguancun technology zone in Beijing of the PRC, is entitled to CIT exemption in 2007.

Shanghai Network, as a recognized new trading company, is entitled to CIT exemption in 2007.

Effective on January 1, 2007, we adopted the provisions of ASC740-10, “Income Taxes—Overall” (previously FASB Interpretation No. 48, “Accounting For Uncertainty in Income Taxes—an Interpretation of SFAS No. 109”). Based on our analyses under ASC740-10, we have made our assessment of the level of authority for each tax position (including the potential application of interest and penalties) based on the technical merits, and have measured the unrecognized benefits associated with the tax positions. As of December 31, 2007, 2008 and 2009, we had unrecognized tax benefits of approximately nil, $3.1 million and $3.1 million, respectively.

Results of Operations

The following table sets forth our consolidated statements of operations by amount and as a percentage of our total net revenues for 2007, 2008 and 2009:

	For the years ended December 31
	2007		2008		2009
	Amount	% of total revenues, net	Amount	% of total revenues, net	Amount	% of total revenues, net
	(in thousands, except for percentages)
Condensed Consolidated
Statements of Operations Data
Revenues:
Direct sales, net	$81,320	73.1%	$166,947	71.3%	$160,358	55.8%
Distribution sales, net	66,717	26.9%	67,190	28.7%	127,228	44.2%

Total revenues, net	248,037	100.0%	234,137	100.0%	287,586	100.0%

Cost of revenues:
Direct sales	85,982	34.7%	83,301	35.6%	67,531	23.5%
Distribution sales	37,366	15.1%	37,326	15.9%	83,097	28.9%

Total cost of revenues	123,348	49.7%	120,627	51.5%	150,628	52.4%

Gross profit	124,689	50.3%	113,510	48.5%	136,958	47.6%

Operating (expenses) income
Advertising expenses	(74,966)	(30.2)%	(73,381)	(31.3)%	(61,048)	(21.2)%
Other selling and marketing expenses	(29,250)	(11.8)%	(38,317)	(16.4)%	(42,956)	(14.9)%
General and administrative expenses	(26,100)	(10.5)%	(27,747)	(11.9)%	(31,196)	(10.8)%
Impairment of goodwill and intangible assets	—	—	(8,668)	(3.7)%	(15,248)	(5.3)%
Other operating income, net	3,144	1.3%	5,039	2.2%	6,004	2.1%

Total operating (expenses) income	(127,172)	(51.3)%	(143,074)	(61.1)%	144,444	50.2%

Loss from operations	(2,483)	(1.0)%	(29,564)	(12.6)%	(7,486)	(2.6)%

Other (expenses) income	13,711	5.5%	(667)	(0.3)%	1,651	0.6%
Total income tax (expenses) benefits	13	0.0%	(5)	0.0%	2,539	0.9%

Income (loss) from continuing operations	11,241	4.5%	(30,236)	(12.9)%	(3,296)	(1.1)%
Income from discontinued operations	14,474	5.8%	8,274	3.5%	15,363	5.3%

Net income (loss)(1)	25,715	10.4%	(21,962)	(9.4)%	12,067	4.2%
Net income (loss) attributable to non-controlling interest	(7,063)	(2.8)%	(3,629)	(1.5)%	(184)	(0.1)%

Net income (loss) attributable to Acorn International, Inc	18,652	7.5%	(25,591)	(10.9)%	11,883	4.1%
Deemed dividend on Series A convertible redeemable preferred shares	(54)	0.0%	—	—	—	—

Net income (loss) attributable to holders of ordinary shares	$18,598	7.5%	$(25,591)	(10.9)%	$11,883	4.1%

	For the years ended December 31
	2007		2008		2009
	Amount	% of total revenues, net	Amount	% of total revenues, net	Amount	% of total revenues, net
	(in thousands, except for percentages)
(1) Includes share-based compensation of:
Other selling and marketing expenses	(423)	(0.2)%	(292)	(0.1)%	(94)	(0.0)%
General and administrative expenses	(6,096)	(2.5)%	(2,997)	(1.3)%	(1,751)	(0.6)%

The following table sets forth our three best-selling product lines on a gross revenues basis and as a percentage of total gross revenues for the indicated periods, together with a reconciliation to our net revenues for all products:

Product		2007			2008			2009
	Brand	Revenues	percentage	Rank	Revenues	percentage	Rank	Revenues	percentage	Rank
		(in thousands, except percentages and ranks)

Cell phone	Amoi, Gionee, K-touch, Lenovo, Nokia & Konka	$105,563	42.4%	1	$56,242	24.0%	1	$61,277	21.3%	2
Electronic learning product	Ozing	50,151	20.2%	2	46,939	20.0%	2	$86,964	30.2%	1
Posture correction product	Babaka	—	—	—	28,598	12.2%	3	—	—	—
Cosmetic Product	Aoya, Cobor, Dr Cell, Softto and CMM	—	—	—	—	—	—	$45,149	15.7%	3
Collectibles		19,332	7.8%	3	—	—	—	—	—	—
Total top three		$175,046	70.4%		$131,779	56.2%		$193,390	67.2%
Other products and marketing services revenues		$73,816	29.6%		$102,567	43.8%		$94,392	32.8%
Total gross revenues		$248,862	100%		$234,346	100%		$287,782	100%
Total sales tax		$(825)			$(209)			$(196)
Total revenues, net		$248,037			$234,137			$287,586

In evaluating the success of our overall sales and marketing efforts, we consider aggregate total sales through our integrated direct sales and nationwide distribution platforms, as well as the various payments generated by our joint sales and marketing services arrangements. For example, distribution sales of our electronic learning product line benefit significantly from our TV direct sales programs and our TV brand promotion advertising. Some products, such as our consumer electronics products and collectibles, are sold primarily or exclusively through our direct sales platforms.

The following table sets forth our three best-selling product lines for our direct sales platforms and distribution network by gross revenues and as a percentage of applicable total direct gross revenues and total distribution gross revenues for the indicated periods, together with a reconciliation to net direct sales revenues and net distribution sales revenues:

		2007			2008			2009
Product	Brand	Revenues	percentage	Rank	Revenues	percentage	Rank	Revenues	percentage	Rank
		(in thousands, except percentages and ranks)
Direct Sales:
Cell phone	Amoi, Gionee, K-touch, Lenovo, Nokia & Konka	$104,675	57.5%	1	$56,200	33.6%	1	$33,179	20.7%	2
Posture correction product	Babaka	9,403	5.2%	3	19,225	11.5%	3	—	—	—
Electronic learning device	Ozing							$21,862	13.6%	3
Cosmetics products	Aoya, Cobor, Dr Cell, Softto and CMM				23, 399	14.0%	2	$44,182	27.5%	1
Collectibles		19, 235	10.6%	2				—	—	—
Direct Sales-total top three		$133,313	73.2%		$98,824	59.1%		$99,223	61.8%
Other products and marketing services revenues		$48,826	26.8%		$68,332	40.9%		$61,331	38.2%
Total gross revenues		$182,139	100%		$161,156	100%		$160,554	100%
Total sales tax		$(819)			$(209)			$(196)
Total revenues, net		$181,320			$166,947			$160,358

		2007			2008			2009
Product	Brand	Revenues	percentage	Rank	Revenues	percentage	Rank	Revenues	percentage	Rank
		(in thousands, except percentages and ranks)
Distribution Sales:
Electronic learning product	Ozing	$43,175	64.7%	1	$35,727	53.2%	1	$65,103	51.2%	1
Posture correction product	Babaka	$6,772	10.1%	2	$9,374	14.0%	3	—	—	—
Cell phone	Amoi, Gionee, K-touch, Lenovo, Nokia & Konka	—	—	—	—	—	—	$28,098	22.1%	2
Electronic dictionary	Meijin	$5,820	8.7%	3	$13,897	20.7%	2	$18,223	14.3%	3
Distribution sales-total top three		$55,767	83.6%		$58,998	87.8%		$111,424	87.6%
Other products and marketing services revenues		$10,956	16.4%		$8,192	12.2%		$15,804	12.4%
Total gross revenues		$66,723	100%		$67,190	100%		$127,228	100%
Total sales tax		$(6)			$(0)			$0
Total revenues, net		$66,717			$67,190			$127,228

Comparison of Years Ended December 31, 2007, December 31, 2008 and December 31, 2009

Revenues

Our total net revenues decreased from $248.0 million in 2007 to $234.1 million in 2008 and increased to $287.6 million in 2009, or a 5.6% decrease and a 22.8% increase, respectively. The net increase of $53.5 million in total net revenues in 2009 primarily reflects the increased sales of our cosmetics products through our direct sales platforms, the strong sales performance of our Ozing electronic learning products through our direct TV and distribution network and the consolidation of Yiyang Yukang’s mobile handset sales into our financial results, partially offset by a decrease in our direct sales net revenues as a result of our lower advertising expenses and reduction in purchased TV advertising time. In 2009, sales of our electronic learning products, which became our top product line in terms of percentage of total net revenues, increased from $46.9 million in 2008 to $87.0 million in 2009, among which a RMB$10.7 million increase was from our direct sales and a $29.4 million increase was from our distribution sales. This increase in sales in 2009 was primarily due to our pricing strategy to market several lower-priced products and to provide distributors higher sales discounts. In addition, sales of our electronic learning products through our distribution network benefitted from the advertising programs for our TV direct sales, as such programs helped strengthen brand recognition among customers. Sales of our cell phones increased to approximately $61.3 million in 2009, compared to $56.3 million in 2008, reflecting $28.1 million in cell phone sales through the Yiyang Yukang distribution network offset by a $23.1 million decline in direct cell phone sales. The decline in our direct sales of cell phones primarily reflects intensified competition of TV direct sales of cell phone products in China. Our other featured products in 2009 consist of our cosmetics products, auto care products and Meijin electronic dictionary products, which increased approximately $21.4 million, $5.0 million and $4.0 million, respectively, in 2009 compared to 2008. The increase in sales of our cosmetics products and our Meijin electronic dictionary was primarily due to the increased allocation to cosmetic products and the competitive pricings and our effective management of distribution network of our electronic dictionary products.

The net decrease of $13.9 million in total net revenues in 2008 primarily reflects a $52.5 million decrease in sales of cell phones and collectibles, with sales of cell phones and collectibles generating revenues of $72.4 million in 2008 compared to $124.9 million in 2007. The decrease in sales of cell phones was primarily due to intensified competition for our cell phone products, and a decrease in the average selling price of our cell phones as a result of the short lifecycle of cell phone products and our strategy to cope with the weakened purchasing power of our customers. The decrease in sales of collectibles was primarily due to decreased demand following the conclusion of the 2008 Beijing Olympics. The net decrease of $13.9 million in total net revenues in 2008 was partially offset by increases of $16.5 million, $10.5 million and $8.2 million in sales of our cosmetics, GPS products and electronic dictionaries, respectively, reflecting a significant increase in revenues from these products, particularly our newly introduced cosmetics products.

Direct sales net revenues decreased from $181.3 million in 2007 to $166.9 million in 2008 and to $160.4 million in 2009, or a 7.9% decrease and a 3.9% decrease, respectively. The net decrease of $6.5 million in direct sales net revenues in 2009 primarily reflects an overall decline in TV direct sales following a reduction in advertising expenditures and a $23.0 million decrease in sales of cell phones through our TV direct sales platform primarily due to intensified competition, partially offset by an increase of approximately $13.8 million in non-TV direct sales from 2008. The increase in non-TV direct sales was primarily due to our third-party bank channel sales, which accounted for approximately 18.0% of our net revenues from direct sales, up from 7.9% in 2008. In 2009, direct sales net revenues also benefited from an increase in our conversion rate from 23.2% in 2008 to 31.0% in 2009. From a product mix perspective, our top three direct sales products in 2009 were cosmetics products, cell phones and electronic learning products, which accounted for $99.2 million, or 61.8%, of our direct sales net revenues in 2009. Our top three direct sales products in 2008 were cell phones, cosmetics products and posture correction product, which accounted for $98.8 million, or 59.1% of our direct sales net revenues in 2008. The net decrease of $14.4 million in direct sales net revenues in 2008 primarily reflects a $51.6 million decrease in sales of cell phones and collectibles, with sales of cell phones and collectibles generating revenues of $72.3 million in 2008 compared to $123.9 million in 2007. The decrease in sales of cell phones in 2008 was primarily due to intensified competition of TV direct sales of cell phone products, and a decrease in the average selling price of our cell phones as a result of the short lifecycle of cell phone products and our strategy to cope with the weakened purchasing power of our customers. The decrease in sales of collectibles was primarily due to decreased demand following the conclusion of the 2008 Beijing Olympics. The net decrease of $14.4 million in direct sales net revenues in 2008 was partially offset by increases of $16.4 million, $10.8 million and $0.1 million in sales of our cosmetics, GPS products and Meijin electronic dictionary products, respectively, reflecting an increase of 236.0%, 171.4% and 49.0% compared to 2007, respectively. The increase in sales of these products was primarily due to significant increase in sales of certain branded cosmetic products that were not part of our product mix in 2007, increased media spending on our Eroda satellite navigation system product, and sales of our Meijin electronic dictionary which was not part of product mix until the second quarter of 2007.

Distribution sales net revenues increased from $66.7 million in 2007 to $67.2 million in 2008 and increased to $127.2 million in 2009, or a 0.7% increase and a 89.3% increase, respectively. The net increase of $60.0 million in distribution sales net revenues in 2009 was primarily due to the strong sales performance of our Ozing electronic learning products, with sales of Ozing electronic learning products generating revenues of $65.1 million in 2009 compared to $35.7 million in 2008, and the consolidation of Yiyang Yukang’s mobile handsets sales into our financial results. This increase in sales of Ozing electronic learning products through our distribution platform in 2009 was primarily due to our pricing strategy to market several lower-priced products and to provide distributors higher sales discounts. In addition, sales of our electronic learning products through our distribution network benefitted from the advertising programs for our TV direct sales, as such programs helped strengthen brand recognition among customers. From a product mix perspective, our top three distribution sales products in 2009 were our Ozing electronic learning product, cell phones and Meijin electronic dictionary, which accounted for $111.4 million, or 87.6% of our distribution sales gross revenues in 2009. Our top three distribution sales products in 2008 were our Ozing electronic learning product, Meijin electronic dictionary and Babaka posture correction products, which accounted for $59.0 million, or 87.8% of our distribution sales gross revenues in 2008. The net increase of $0.5 million in distribution sales net revenues in 2008 was primarily due to slight increases in sales of our Meijin electronic dictionary and Babaka posture correction products, with sales of these two products generating $23.3 million distribution sales revenues in 2008 compared to $12.6 million in 2007. The increase in sales of these products was primarily due to increased demand for these products and our Meijin electronic dictionary which was not part of product mix until the second quarter of 2007. The net increase of $0.5 million in distribution sales net revenues in 2008 was partially offset by a decrease in sales of the Ozing electronic learning product of $7.5 million from $43.2 million in 2007 to $35.7 million in 2008.

Cost of Revenues

Our cost of revenues is primarily dependent upon the mix of products and units sold during the relevant period.

Total cost of revenues decreased from $123.3 million in 2007 to $120.6 million in 2008 and increased to $150.6 million in 2009. As a percentage of total net revenues, total cost of revenues was 49.7%, 51.5% and 52.4% in 2007, 2008 and 2009, respectively. The overall increase in cost of revenues in 2009 was primarily driven by the increased costs for distribution sales, reflecting a larger percentage of cell phone sales which generally have higher products costs. The overall decrease in cost of revenues in 2008 was primarily driven by the lower volume of sales of our cell phone products.

Direct sales cost of revenues decreased from $86.0 million in 2007 to $83.3 million in 2008 and to $67.5 million in 2009, or a 3.1% decrease and a 19.0% decrease, respectively. The overall decrease in 2008 and 2009 primarily reflects lower sales volume of our cell phone products that generally have higher product costs and higher sales volume of cosmetics products with lower product costs.

Distribution cost of revenues decreased from $37.4 million in 2007 to $37.3 million in 2008 and increased to $83.1 million in 2009 or a 0.3% decline and a 122.8% increase, respectively. The increase in 2009 primarily reflects the consolidation of Yiyang Yukang’s cost of revenues relating to cell phones, which have high product costs, into our financial results. The decrease in 2008 primarily reflected our decision in the fourth quarter of 2007 to terminate our prior distribution incentive plan, which offered distributors higher discounts. Such measure improved the gross margins of our Ozing electronic learning products and Meijin electronic dictionary in 2008.

Gross Profit and Gross Margin

The following table sets forth gross profits and gross margins (being gross profit divided by the related net revenues) for our direct sales and distribution sales platforms:

	For the years ended December 31,
	2007		2008		2009
	Gross profit	Gross margin	Gross profit	Gross margin	Gross profit	Gross margin
	(in U.S. dollars)
Direct sales, net	$95,337,653	52.6%	$83,646,739	50.1%	$92,826,982	57.9%
Distribution sales, net	29,351,165	44.0%	29,863,732	44.4%	44,130,740	34.7%

Total	$124,688,818	50.3%	$113,510,471	48.5%	$136,957,722	47.6%

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

Total gross profits decreased from $124.7 million in 2007 to $113.5 million in 2008 and increased to $137.0 million in 2009, or a 9.0% decrease and a 20.7% increase, respectively. The $23.5 million increase in total gross profits in 2009, which reflects a $9.2 million increase in direct sales gross profits and an $14.3 million increase in distribution sales gross profits, due primarily to increased sales in our higher margin cosmetics products, which accounted for 24.8% of our gross profits in 2009, compared to 16.7% in 2008. Our three best-selling product lines in 2009, electronic learning products, cell phones and cosmetic products, collectively accounted for approximately 69.2% of our gross profit for the same period. The $11.2 million decrease in total gross profits in 2008 reflects a $11.7 million decrease in direct sales gross profits, partially offset by a $0.5 million increase in distribution sales gross profits. Our three best-selling product lines in 2008, our cell phones, electronic learning products and posture correction product lines, collectively accounted for approximately 55.0% of our gross profit for the same period. Our overall gross margin decreased from 50.3% in 2007 to 48.5% in 2008 and to 47.6% in 2009. The gross margin decrease in 2009 was primarily due to our increased sales of lower margin mobile handsets from the consolidation of sales of Yiyang Yukang, as well as margin compression of Ozing and Meijin products due primarily to increased discounts provided to distributors and increased flash memory costs beginning in the third quarter of 2009. The gross margin decrease in 2008 was primarily due to a decline in the gross margin of our cell phone products due to our strategy of lowering the price of handset units to stimulate sales, partially offset by a favorable impact of terminating prior distribution discount incentive programs and higher gross margins of our electronic learning products.

The $9.2 million, or 11.0% increase, in gross profits from direct sales in 2009 reflects increased sales of our higher margin cosmetics products. The $11.7 million, or 12.3% decrease in gross profits from direct sales in 2008 reflects a decrease in our sales of our cell phone product lines.

Gross margin on direct sales decreased from 52.6% in 2007 to 50.1% in 2008 and increased to 57.9% in 2009. The increase in gross margin on direct sales in 2009 was primarily due to increased sales of our cosmetics products. The decrease in gross margin on direct sales in 2008 was primarily due to a decline in the gross margin of our cell phone products due to our strategy of lowering the price of handset units to stimulate sales.

The $14.3 million increase in gross profits from distribution sales in 2009 primarily reflects the consolidation of gross profits of Yiyang Yukang. The $0.5 million increase in gross profits from distribution sales in 2008 primarily reflects an increase in revenues due to the discontinuation of a discount incentive program for distributors.

Gross margin on distribution sales increased slightly from 44.0% in 2007 to 44.4% in 2008 and decreased to 34.7% in 2009, due primarily to the consolidation of Yiyang Yukang in 2009, as well as margin compression of Ozing and Meijin products due primarily to increased discounts provided to distributors and increased flash memory costs beginning in the third quarter of 2009.

Operating (Expense) Income

Our total operating (expense) income increased from $127.2 million in 2007 to $143.1 million in 2008 and to $144.4 million in 2009. Of the total increase in 2009, $4.7 million was attributable to increase in other selling and marketing expenses; a $3.4 million reflected an increase in general and administrative expenses; and $6.6 million increase in impairment charges of goodwill and intangible assets. These increases were offset by a $12.3 million decrease in advertising expenses and a $1.0 million increase in other operating income, net. Of the total increase in 2008, $9.0 million was attributable to an increase in other selling and marketing expenses; $1.6 million reflected an increase in general and administrative expenses; $8.7 million was due to impairment charges of goodwill and intangible assets; and $3.3 million reflected our share-based compensation charges. These increases were partially offset by a $1.6 million decrease in advertising expenses and $1.9 million increase in other operating income, net. Total operating expense, as a percentage of total net revenue, increased from 51.3% in 2007 to 61.1% in 2008 and decreased to 50.2% in 2009.

Advertising Expenses

Our advertising expenses decreased from $75.0 million in 2007 to $73.4 million in 2008 and to $61.0 million in 2009. As a percentage of total net revenues, advertising expenses increased from 30.2% in 2007 to 31.3% in 2008 and decreased to 21.2% in 2009. The overall decrease in advertising expenses in 2009 primarily reflects our strategy to improve media efficiency by reducing the fixed portion of advertising spending. The overall decrease in advertising expenses in 2008 primarily reflects our change in strategy in relation to TV advertising time procurement to achieve better cost control, and the decrease in TV advertising time as a result of the conclusion of the 2008 Beijing Olympics and the major earthquake that struck Wenchuan in the Sichuan province.

Advertising expenses related to purchased TV direct sales advertising time decreased from $67.3 million in 2007 to $59.2 million in 2008 and to $51.3 million in 2009, or 12.0% and 13.3% decrease, respectively. The decrease in purchased TV advertising expenses in 2008 and 2009 reflects our reduced amount of TV advertising time and the increasing percentages of sales generated from and advertising expenditure in our other direct sales platforms, including third-party bank channel, catalogs and Internet sales.

Other Selling and Marketing Expenses

Our other selling and marketing expenses increased from $29.3 million in 2007 to $38.3 million in 2008 and to $43.0 million in 2009, or 30.7% growth and 12.3% growth, respectively. Our other selling and marketing expenses as a percentage of our total net revenues was 11.8%, 16.4% and 14.9% in 2007, 2008 and 2009, respectively. The increase in other selling and marketing expenses is primarily attributable to the growth of our direct sales platform and reflects increasing expenditures in advertising production, deliveries, and salaries and commissions for our call center personnel. The increase in 2009 primarily relates to increased amortization of acquired intangible assets as a result of the acquisition of Yiyang Yukang and increased delivery charges related to our direct sales and distribution sales. Of the total increase in 2008, approximately $3.4 million related to increased marketing and promotion expenses, $2.0 million was attributable to increased salaries and benefits primarily due to the growth of third-party bank channel sales and our call center operations, and $5.2 million was attributable to increased packing fees and delivery and handling fees resulting from the increase in total number of products sold.

General and Administrative Expenses

Our general and administrative expenses increased from $26.1 million in 2007 to $27.7 million in 2008 and to $31.2 million in 2009, or 6.1% growth and 12.6% growth, respectively. Our general and administrative expenses as a percentage of total net revenues was 10.5%, 11.9% and 10.8% in 2007, 2008 and 2009, respectively. Of the total $3.5 million increase in 2009, $2.5 million was attributable to an increase in bad debt, $2.1 million was attributable to an increase in research and development costs, $1.3 million was attributable to an increase in employee payroll, partially offset by a $5.5 million decrease in bad debt provision and a $1.2 million decrease in share based compensation costs. Of the total $1.6 million increase in 2008, $2.1 million was attributable to increased research and consulting fees, $1.0 million was attributable to an increased bad debt provision, $0.6 million was attributable to increased depreciation and amortization and $0.5 million was attributable to increased rental and office fees, partially offset by the $3.1 million decrease in share-based compensation as compared to 2007. The increase in bad debt provision was primarily related to the shared advertising expenses receivable from one of our joint sales partners.

Impairment of Goodwill and Intangible Assets

Impairment losses of intangible assets for the full year 2009 totaled $15.2 million, which consisted of an impairment loss for intangible assets from the acquisition of Yiyang Yukang, which was primarily caused by (i) overall under-performance in the mobile handsets business of Yiyang Yukang and (ii) Yiyang Yukang’s change in business strategy to launching its proprietary “Uking” brand and changes incurred in the acquired distribution network. In addition, as result of the Yiyang Yukang intangible assets impairment charge, we reversed a $3.3 million deferred tax liability in 2009.

Impairment losses of goodwill and intangible assets in 2008 were $8.7 million, which consisted of $1.1 million of impairment loss on intangible assets and $7.6 million of impairment loss on goodwill. In the third quarter of 2008, pursuant to our accounting policy, we evaluated our goodwill and long-lived assets for impairment. We determine the fair value of goodwill and intangibles using the income approach. The income approach includes the use of a weighted average of multiple discounted cash flow scenarios, which requires the use of unobservable inputs, including assumptions of projected revenues, expenses, capital spending, and other costs, as well as a discount rate calculated based on the risk profile of our industry. Estimates of projected revenues, expenses, capital spending, and other costs are prepared by management. We recorded a $8.7 million impairment charge on our goodwill and other assets during the third quarter of 2008 to write down these balances to their fair values. Changes in management estimates to the unobservable inputs in our valuation models would change the valuation. The estimated projected revenue is the assumption that most significantly affects the fair value determination.

Other Operating Income, Net

Other operating income, net was $3.1 million, $5.0 million and $6.0 million in 2007, 2008 and 2009, respectively. A majority of other operating income, net in those periods related to our receipt of subsidies from local government agencies for certain taxes paid, including value-added, business and income taxes. We may not be able to enjoy such government subsidies in the future. See Item 3.D, “Key Information—Risk Factors—The discontinuation of any of the preferential tax treatments and government subsidies available to us in the PRC could materially and adversely affect our results of operations and financial condition”. Other operating income, net also includes miscellaneous commission income.

Loss from Operations

Loss from operations decreased from 2.5 million in 2007 to $29.6 million in 2008 and to $7.5 million in 2009. As a percentage of total net revenues, loss from operations increased from 1.0% in 2007 to 12.6% in 2008 and decreased from 12.6% to 2.6% in 2009. In 2009, we recognized impairment losses of intangible assets in an aggregate amount of $15.2 million compared to impairment losses of goodwill and intangible assets of $8.7 million and nil in 2008 and 2007, respectively, and we recognized $1.8 million in share-based compensation charges compared to $3.3 million in 2008 and $6.5 million in 2007.

Other (Expenses) Income

Other (expenses) income was $13.7 million, $(0.7) million and $1.7 million, in 2007, 2008 and 2009, respectively. In 2007, 2008 and 2009, other expenses income included $4.1 million, $2.1 million and $1.5 million, in interest income, and $8.9 million, $(2.2) million and $0.4 million, in investment gain (loss) respectively.

In 2009, we recorded a $1.3 million loss in investment gain (loss) due to the change in fair value of the embedded derivative in our investment in an index-linked structured note, compared to a loss of $3.3 million in 2008. See “Item 5.B. Critical Accounting Policies—Derivative Instruments” for details.

Income Tax (Expenses) Benefits

We had a net tax benefit of $12,949 in 2007, a net tax expense of $4,968 in 2008 and a net tax benefit of $2.5 million in 2009. Because of various special tax rates and incentives in China, our taxes have been relatively low. Our effective income tax rate for 2007, 2008 and 2009 was 0%, 0% and 44% respectively.

Income from Discontinued Operations, Net of Taxes

In June 2009, in order to focus on our core competency and enhance operating efficiency, we sold 33% of our equity interests in Shanghai Yimeng, our former subsidiary engaged in development and marketing CPS stock tracking software. Shanghai Yimeng was established in December 2005 with 51% of its equity interests held by us and 49% by Shanghai Yimeng Digital Technology Co., Ltd., a third party. We sold the 33% equity interest to a shareholder of Shanghai Yimeng Digital Technology Co., Ltd. for a total cash consideration of $10.5 million. The resulting gain on disposition of $16.4 million was included in income from discontinued operations for the year ended December 31, 2009. The income tax expenses on the gain of disposition was $2.0 million. There were no remaining assets or liabilities associated with discontinued operations in our consolidated balance sheet as of December 31, 2009.

Accordingly, the discontinued operations were retrospectively reflected for all the years presented in our consolidated statements of operations. The following shows summarized operating results reported as discontinued operations for the years ended December 31, 2007, 2008, and 2009:

	Years ended December 31,
	2007	2008	2009
Net revenues	$14,260,446	$16,530,024	$7,447,940

Income from discontinued operations before income taxes	$13,156,605	$9,036,863	$841,559
Gain on disposition of discontinued operations	—	—	16,366,355
Income tax (expenses) benefits	1,317,054	(763,234)	(1,845,225)

Income from discontinued operations	$14,473,659	$8,273,629	$15,362,689

Income from discontinued operations in 2009, which represents income generated from Shanghai Yimeng, net of tax, in the six months ended June 30, 2009 before our deconsolidation, was $15.4 million and excluding gain on deconsolidation, was $1.0 million, as compared to $8.3 million in 2008. Income from discontinued operations decreased to $8.3 million in 2008 as compared to $14.5 million in 2007, mainly attributable to the underperforming stock market in 2008 due to global financial crisis and the decreased sales of our CPS stock tracking software as a result.

Net Income Attributable to Non-controlling Interests

Net income attributable to non-controlling interests consist of the 49% or less outside ownership interests in our majority-owned subsidiaries. In 2007, 2008 and 2009, the non-controlling interests totaled $7.1 million, $3.6 million and $0.2 million, respectively, primarily reflecting net income generated by Shanghai Yimeng, which ceased to be our subsidiary since June 2009.

Net Income (Loss) Attributable to Acorn International, Inc

As a result of the foregoing, net income decreased from $18.7 million in 2007 to a $25.6 million net loss in 2008 and increased to $11.9 million in net income in 2009. As a percentage of total net revenues, net income was 7.5%, 10.9% and 4.1% in 2007, 2008 and 2009, respectively.

B. Liquidity and Capital Resources

	For the years ended December 31,
	2007	2008	2009
	(in thousands)
Cash and cash equivalents	$148,743.2	$147,648.8	$142,952.9
Net cash provided by operating activities	20,471.9	20,858.9	27,804.6
Net cash used in investing activities	(29,556.7)	(12,567.5)	(24,297.0)
Net cash provided by (used in) financing activities	111,894.3	(15,915.6)	(8,227.4)

Operating Activities

As of December 31, 2009, we had $143.0 million in cash, cash equivalents, restricted cash and short-term investments. Net cash provided by operating activities increased from $20.5 million in 2007 to $20.9 million in 2008 and to $27.8 million in 2009. These amounts were adjusted for non-cash items such as share-based compensation, goodwill and intangible assets impairment losses, gain or loss on change in fair value of derivative assets, depreciation and amortization and changes in various assets and liabilities such as accounts receivables, inventories, prepaid advertising and other expenses and other current assets and accounts payable. The increase in 2009 was primarily attributable to our net income from our operations. The increase in 2008 was primarily attributable to proceeds from sales of trading securities.

Share-based compensation, a non-cash expense, totaled $6.5 million in 2007, $3.3 million in 2008 and $1.8 million in 2009.

Impairment losses of intangible assets for the full year 2009 reflected a $15.2 million of impairment loss on intangible assets. In the fourth quarter of 2009, some impairment indicators including overall under-performance in the mobile handsets business, and Yiyang Yukang’s change in business strategy to launching proprietary “Uking” brand and changes incurred in the acquired distribution network, were noted and we evaluated our long-lived assets for impairment. As a result of the evaluation, we recorded a $15.2 million impairment charge on our other intangible assets during the fourth quarter of 2009 to write down these balances to their fair values. Impairment losses of goodwill and intangible assets in 2008 were $8.7 million, which consisted of $1.1 million of impairment loss on intangible assets and $7.6 million of impairment loss on goodwill referred to our net loss position and changes in circumstances that indicate the carrying amount of our goodwill and intangible assets may not be recoverable. In addition, we had a loss on change in fair value of derivative assets of $1.3 million in 2009, compared with a loss of $3.3 million in 2008.

Investing Activities

Investing activities include purchases of property and equipment, purchases of equity investments in connection with establishment of joint ventures, acquisition of equity interest in a subsidiary, purchases of intangible assets and purchase and disposal of investments in structured notes. Net cash used in investing activities was $29.6 million, $12.6 million and $24.3 million, in 2007, 2008 and 2009, respectively. Net cash used in investing activities in 2009 reflected the deconsolidation of Shanghai Yimeng at $23.6 million in cash, our purchase of property and equipment for $3.1 million and $3.9 million investment in affiliates, partially offset by our redemption of one structure note for $10.0 million. In 2007, we purchased two structured notes for $10.0 million each, which we mark-to-market. Net cash used in investing activities in 2008 reflects expenditures used in the acquisition of subsidiary for $7.0 million and in purchase of property and equipment for $2.9 million. Net cash used in investing activities in 2007 reflects our purchase of office space on Tianlin Road in Shanghai for RMB51.5 million (or approximately $7.5 million) and purchase of two structured notes for $20.0 million.

Financing Activities

Financing activities include proceeds from issuance of capital and stock redemptions, exercise of stock options and SARs, capital contribution from non-controlling interest, as well as the earn-out payment in respect of 2008 and the first quarter of 2009 we made in connection with our acquisition of Yiyang Yukang. For 2009, we used $2.3 million to repurchase 639,266 of our outstanding ADSs and paid out $6.7 million as first earn-out payment in connection with our acquisition of Yiyang Yukang. For 2008, we used $16.4 million to repurchase 1,949,747 of our outstanding ADSs. For 2007, we used $6.8 million to repurchase 683,000 of our outstanding ADSs, received a $9.3 million subscription receivable, and also received $108.9 million in proceeds from our initial public offering, net of issuance costs of $4.3 million.

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

Capital Expenditures

Our capital expenditures totaled $9.2 million, $2.9 million and $3.1 million, in 2007, 2008 and 2009, respectively. Our capital expenditures consisted principally of the purchases of property and equipment, investments in buildings related to expansions and upgrades to our call centers and offices and purchases of management information systems. In 2008, our capital expenditures primarily consisted of office decoration of two floors (approximately 3,900 square meters) of a building located on Tianlin Road, Shanghai which we purchased as office space pursuant to a purchase agreement executed in September 2007 for RMB51.5 million. During the first quarter of 2009, we obtained a fifty-year land use right of a piece of land in Qingpu district of Shanghai for aggregate consideration of RMB51.2 million (approximately $7.5 million). We plan to use the land to establish a warehouse and a factory for manufacturing our proprietary branded products. The construction started on November 26, 2009 and has not completed yet. We expect to use proceeds from our initial public offering and cash generated from operating activities to fund these planned capital expenditures.

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

Revenue Recognition

We recognize net revenue for sales through our direct sales platforms upon delivery of the products to, and acceptance by, our customers. These revenues are recognized net of sales tax incurred. We rely significantly on EMS and local delivery companies to deliver products sold through our direct sales platforms. It generally takes one to seven days for a product to be delivered by EMS and local delivery companies, with these companies regularly reporting to us product delivery status. For unsuccessful deliveries, EMS and local delivery companies are required to return the undelivered products to us. It generally takes EMS two to three weeks, and local delivery companies seven days, to return the undelivered products to us. Direct sales revenues are adjusted based on actual unsuccessful product deliveries experience.

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

Under our marketing services arrangements, we provide a TV direct sales marketing plan, the related TV advertising time and call center support in exchange for a fixed fee, which is included in our direct sales net revenues. Marketing services revenues are recognized ratably over the contractual period of the arrangements. The related costs, including TV advertising expenses, are classified as cost of direct sales net revenues.

We recognize net revenues for products sold through our nationwide distribution network when products are delivered to and accepted by our distributors. The distributor agreements do not provide discounts, chargebacks, price protection and stock rotation rights. However, certain distributor agreements provided performance-based cash rebates which were net against revenue at the time revenue was recorded. Accordingly, we record the revenues when products are delivered to and accepted by the distributors as there are no future remaining obligations.

In June 2009, we discontinued our stock tracking software business (Shanghai Yimeng) and included its results prior to the disposition and a gain from disposition in income from discontinued operations in our consolidated statements of operations. Prior to the disposal, we generated revenue from annual subscription fees from subscribers for our stock tracking software, which included access to our initial software CD containing data analysis tools and services. Upon receipt by us or one of our distributors of the upfront cash payments from the subscriber, we provided an access code to the subscriber and activated the subscriber’s account when the subscriber first logs on. This commenced the one-year subscription period and the full payment was deferred and recognized ratably over the one-year subscription period. After the initial subscription period, users could subscribe for additional one-year renewal periods. The pricing of the initial subscription fee and renewal fee was the same regardless of whether it was sold by us or through our distribution network. Because the data services were essential to the functionality of the software analysis tools, we recognized revenue ratably over the one-year subscription period. For 2009, we recognized $7.4 million net subscription revenue in income from discontinued operations. There was no deferred revenue balance on our consolidated balance sheet as of December 31, 2009 due to deconsolidation of Shanghai Yimeng.

Impairment of Long-lived Assets

We evaluate our long-lived assets and finite-lived intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When these events occur, we measure impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, we recognize an impairment loss based on the fair value of the assets. The determination of fair value of the intangible and long lived assets acquired involves certain judgments and estimates. These judgments can include, but are not limited to, the cash flows that an asset is expected to generate in the future. This analysis also relies on a number of factors, including changes in strategic direction, business plans, regulatory developments, economic and budget projections, technological improvements, and operating results. Any write-downs would be treated as permanent reductions in the carrying amounts of the assets and an operating loss would be recognized.

In 2009, as a result of reduced expectations of future cash flows from Yiyang Yukang distribution network, we determined that the carrying amount of the distribution network was not recoverable and recorded an impairment charge of $15.2 million for the year ended December 31, 2009. We applied the income approach multi-period excess earning method to estimate the fair value of the distribution network. Calculating the fair value of the distribution network requires the input of significant estimates and assumptions, some of which are unobservable. The significant estimates and assumptions include business assumption, weighted average cost of capital, terminal growth rate, discount rate, return on contributory asset, attrition rate and tax amortization benefit.

Fair Value of Derivative Instruments

Our investment policy and strategy is aimed primarily at preserving capital and meeting our liquidity requirements. We currently hold investments in securities that meet the definition of a derivative instrument, including investments in share options of a Japanese public company and an index-linked structured note that contains an embedded derivative. Derivative instruments are recognized as assets or liabilities and measured at fair value initially and at the end of each reporting period. Changes in fair value of the derivatives are recorded in our consolidated statements of operations. Our derivative instruments do not qualify for hedge accounting.

In 2007, we purchased two index-linked structured notes from two banks for a principal of $10 million each. We redeemed one structured note in 2009. The remaining note matures in August 2019 and has a variable interest rate that is computed based on the number of days in which both the 3-month USD-LIBOR-BBA and the Nikkei 225 indices are above or within the respective stated ranges. The structured note contains an available-for-sale debt host security and an embedded derivative instrument that are reported within the same line on our consolidated balance sheets at the estimated fair value of the note. The embedded derivative is bifurcated from the host contract for separate accounting. The net unrealized losses of the available-for-sale debt host security are recognized as accumulated other comprehensive income in equity unless there is a decline in fair value below cost that we consider as other-than-temporary, in which case the amount of the decline would be recognized as a loss and reflected in our statements of operations. The changes in fair value of the embedded derivative is recognized in earnings in the period such changes occur.

As of December 31, 2009, the estimated fair value of the structured note was $6.6 million. We determined the fair value of the structured note using a discounted cash flow projection on principal and interest based on assumptions supported by quoted market prices or rates, adjusted for the specific features of this instrument. The fair value of the structured note including the embedded derivative, was measured using estimates and assumptions including comparable bonds issued by the same issuer, risk-free interest rates, global banking industry bond yield curve, data on the indices, volatilities and dividend yield. Changes in management estimates to the unobservable inputs in our valuation models would change the valuation of the investment. The embedded derivative was valued at $0.7 million as of December 31, 2009. In 2009, we recorded a loss of $1.3 million due to changes in fair value of the embedded derivative, which was included in other income (expense) in the consolidated statements of operations.

Impairment of Available-for Sale Securities

Available-for-sale securities are presented at fair value on our balance sheet, with gains and losses recorded to accumulated other comprehensive income (loss) until realized. We determine the realized gains and losses on sales of available-for-sale securities using the specific identification cost method. Available-for-sale securities are subject to a periodic impairment review to determine if the investment is other than-temporarily impaired, in which case we would write down the investment to its fair value and establish that amount as its new cost basis. The new cost basis will not be changed for subsequent recoveries in fair value. We review several factors to determine whether a loss is other-than-temporary. These factors include, but are not limited to, the: (1) nature of the investment; (2) cause and duration of the impairment; (3) extent to which fair value is less than cost; (4) financial conditions and near term prospects of the issuers; and (5) our ability to hold the security for a period of time sufficient to allow for any anticipated recovery of its amortized cost or fair value.

On April 1, 2009, we adopted an amendment to ASC 320-10, “Investments in Debt and Equity Securities—Overall” (previously FASB Staff Position FAS 115-2 and 124-2), regarding the other-than-temporary impairment model for debt securities. The amended guidance requires that we recognize other-than-temporary impairment in earnings if we have the intent to sell the debt security or if it is more-likely-than-not that we will be required to sell the debt security before recovery of its amortized cost basis. Additionally, we are required to evaluate expected cash flows to be received and determine if credit-related losses on debt securities exist, which are considered to be other-than-temporary impairment recognized in earnings. We determined that credit-related losses with respect to the structured note debt host were insignificant and did not recognize credit-related losses in earnings or make any adjustments to the cumulative net unrealized loss of $80,058 included in accumulated other comprehensive income in the consolidated balance sheet.

We measure the fair value of our available-for-sale securities using quoted prices for securities with similar characteristics and other observable inputs (such as interest rates that are observable at commonly quoted intervals) and we consider the effect of our counterparties credit standings in these fair value measurements. Determining the observable market values most relevant to the measurement of the fair value of marketable securities and the further counterparty credit risk adjustment to those values, if needed, requires significant judgment. Changes in market conditions can also significantly affect the fair value measurements from period to period and can cause realized values to vary significantly from previous estimates.

Share-based Compensation

The costs of share-based payments are recognized in our consolidated financial statements based on their grant-date fair value over the requisite service period. Except for the options granted in May 2009 for which the binomial option pricing model is used, we determine fair value of our share options as of the grant date using the Black-Scholes-Merton option pricing model. We make a number of assumptions in determining the grant-date fair value including the maturity of the options, the expected volatility of our future ordinary share price, the risk free interest rate and the expected dividend rate. Determining the value of our share-based compensation expense in future periods also requires the input of highly subjective assumptions around estimated forfeitures. We estimate our forfeitures based on past employee retention rates, our expectations of future retention rates, and we will prospectively revise our forfeiture rates based on actual history.

Allowance for Doubtful Accounts

We maintain allowances for doubtful accounts primarily based on the age of receivables and factors surrounding the credit risk of specific customers. If there is a deterioration of a major customer’s creditworthiness or actual defaults are higher than our historical experience, we may need to maintain additional allowances.

Income taxes

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on the characteristics of the underlying assets and liabilities, or the expected timing of their use when they do not relate to a specific asset or liability.

We periodically evaluate the likelihood of the realization of deferred tax assets, and reduce the carrying amount of these deferred tax assets by a valuation allowance to the extent we believe a portion will not be realized. We consider many factors when assessing the likelihood of future realization of our deferred tax assets, including our recent cumulative earnings experience by taxing jurisdiction, expectations of future taxable income, the carry-forward periods available to us for tax reporting purposes, and other relevant factors.

We recognize the impact of an uncertain income tax position at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority. We classify interests and penalties related to income tax matters in income tax expense.

Fair Value Measurements

On January 1, 2008, we adopted ASC 820-10, “Fair Value Measurements and Disclosures—Overall” (previously SFAS No. 157, “Fair Value Measurements”) for our assets and liabilities that are measured at fair value on a recurring basis. On January 1, 2009, we further adopted ASC 820-10 for our nonfinancial assets and nonfinancial liabilities that are measured at fair value on a nonrecurring basis. We make estimates regarding valuation of assets and liabilities measured at fair value in preparing the consolidated financial statements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the “exit price”) in an orderly transaction between market participants at the measurement date.

In determining fair value, we use various valuation approaches. A hierarchy for inputs is used in measuring fair value that maximizes the use of observable prices and inputs and minimizes the use of unobservable prices and inputs by requiring that the observable inputs be used when available. The hierarchy is broken down into three levels, wherein Level 1 uses observable prices in active markets for identical assets and liabilities, and

Level 3 consists of valuation techniques that incorporate significant unobservable inputs and therefore require the greatest use of judgment. In periods of market dislocation, such as those experienced in fiscal 2008, the observability of prices and inputs may be reduced for many instruments. This condition could cause an instrument to be reclassified from Level 1 to Level 2 or Level 2 to Level 3. In addition, a continued downturn in market conditions could lead to further declines in the valuation of many instruments. For further information on the fair value definition, Level 1, Level 2 and Level 3 hierarchy, and related valuation techniques, see Notes 2(d) and 7 to the consolidated financial statements.

Upon deconsolidation of Shanghai Yimeng in June 2009, we retained 18% equity interests in Shanghai Yimeng with a negative carrying amount of $0.6 million and accounted for the retained investment using the cost method of accounting. The 18% equity interest investment was recorded at the fair value of $4.2 million on the date of deconsolidation. We applied the income approach in measuring the equity value of Shanghai Yimeng using significant estimates and assumptions, some of which are unobservable. The significant estimates and assumptions include business assumption, weighted average cost of capital and terminal growth rate.

C. Research and Development

We spent $0.05 million, $0.8 million and $2.2 million, in research and development in 2007, 2008 and 2009, respectively. The increase in research and development expenses in 2009 was primarily due to our increased investment in research and development of Ozing and Meijin product lines.

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2007 to December 31, 2009 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

In July 2008, we invested in 30% of the equity interests in Kela (Hong Kong) Jewelry Investment Limited (“Kela”) for cash consideration of $1.2 million. In October 2009, we increased our investment in Kela from 30% to 35%. As we have the ability to exercise significant influence over Kela, we account for this investment using the equity method of accounting. Our equity in losses of Kela in 2008 and 2009 were $40,939 and $12,351, respectively, and were recognized in the other expenses in our consolidated statements of operations.

In June 2009, we invested in 26% of the equity interests in KYOBI Cosmetics (Hong Kong) Co., Limited (“KYOBI”) for cash consideration of $1.2 million. As we have the ability to exercise significant influence over KYOBI, we account for this investment using the equity method of accounting. Our equity in losses of KYOBI in 2009 was $403,986 and was recognized in the other expenses in the consolidated statement of operations.

In June 2009, we sold 33% equity interest in Shanghai Yimeng, a company which previously was a 51% equity-owned consolidated subsidiary of ours. After the sale, we retained 18% equity interests in Shanghai Yimeng and do not have the ability to exercise significant influence over Shanghai Yimeng’s operational and financial policies and activities. We account for the retained investment using the cost method of accounting. The retained 18% investment was recorded at the fair value of $4.2 million on the date we deconsolidated Shanghai Yimeng.

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

F. Tabular Disclosure of Contractual Obligations

A summary of our contractual obligations at December 31, 2009 is as follows:

	Payments due by period
Contractual obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating leases*	$3,446,204	$1,969,552	$1,316,313	$131,708	$28,631
Advertising commitments**	52,859,954	52,859,954	—	—	—

Total	$56,306,158	$54,829,506	$1,316,313	$131,708	$28,631

*	Operating leases are for office premises and buildings.
**	Contractual advertising commitments, of which $9.8 million were prepaid as of December 31, 2009.

G. Recently Issued Accounting Pronouncements

In June 2009, the FASB issued amendments to ASC 860-10, “Transfers and Servicing—Overall” (previously SFAS No. 166, “Accounting for Transfers of Financial Assets”). The amendments limit the circumstances in which a financial asset, or a portion of a financial asset, should be derecognized when the transferor has not transferred the entire original financial asset to an entity that is not consolidated with the transferor in the financial statements being presented, and/or when the transferor has continuing involvement with the transferred financial asset. The new guidance in ASC 860-10 is effective for financial asset transfers occurring after the beginning of an entity’s first fiscal year that begins after November 15, 2009, or January 1, 2010 for companies reporting earnings on a calendar-year basis. The adoption of this new guidance is not expected to have a material impact on our financial position, results of operations or cash flows.

In June 2009, the FASB issued amendments to ASC 810-10, “Consolidation—Overall” (previously SFAS 167, “Amendments to FASB Interpretation No. 46(R)”). This accounting standard eliminates exceptions of the previously issued pronouncement to consolidating qualifying special purpose entities, contains new criteria for determining the primary beneficiary, and increases the frequency of required reassessments to determine whether a company is the primary beneficiary of a variable interest entity. This accounting standard also contains a new requirement that any term, transaction, or arrangement that does not have a substantive effect on an entity’s status as a variable interest entity, a company’s power over a variable interest entity, or a company’s obligation to absorb losses or its right to receive benefits of an entity must be disregarded in applying the provisions of the previously issued pronouncement. This accounting standard will be effective for the Group’s fiscal year beginning January 1, 2010. The adoption of this new guidance is not expected to have a material impact on our financial position, results of operations or cash flows.

In August 2009, the FASB issued Accounting Standards Update (“ASU”) 2009-05, “Fair Value Measurements and Disclosures (Topic 820)—Measuring Liabilities at Fair Value”. ASU 2009-05 amends ASC 820-10, “Fair Value Measurements and Disclosures—Overall”, for the fair value measurement of liabilities. It provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure the fair value using (1) a valuation technique that uses the quoted price of the identical liability when traded as an asset or quoted prices for similar liabilities or similar liabilities when traded as assets or (2) another valuation technique that is consistent with the principles of Topic 820. It also clarifies that when estimating the fair value of a liability, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of the liability and that both a quoted price in an active market for the identical liability at measurement date and that the quoted price for the identical liability when traded as an asset in an active market when no adjustments to the quoted price of the asset are required are Level 1 fair value measurements. The provisions of ASU 2009-05 are effective for the first reporting period (including interim periods) beginning after January 1, 2010. Early application is permitted. The adoption of this new guidance is not expected to have a material impact on our financial position, results of operations or cash flows.

In October 2009, the FASB issued ASU 2009-13, “Revenue Recognition (Topic 605)—Multiple- Deliverable Revenue Arrangements” (previously EITF 08-1, “Revenue Arrangements with Multiple Deliverables”). This ASU addresses the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than as a combined unit. Specifically, this guidance amends the criteria for separating consideration in multiple-deliverable arrangements. This guidance establishes a selling price hierarchy for determining the selling price of a deliverable, which is based on: (a) vendor-specific objective evidence; (b) third-party evidence; or (c) estimates. This guidance also eliminates the residual method of allocation and requires that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. In addition, this guidance significantly expands required disclosures related to a vendor’s multiple-deliverable revenue arrangements. This accounting standard will be effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. We are currently evaluating the impact of adoption on its consolidated financial statements.

In January 2010, the FASB issued ASU 2010-06, “Fair Value Measurements and Disclosures (Topic 820)—Improving Disclosures about Fair Value Measurements”. ASU 2010-06 amends ASC 820 (formerly SFAS 157) to add new requirements for disclosures about (1) the different classes of assets and liabilities measured at fair value, (2) the valuation techniques and inputs used, (3) the activity in Level 3 fair value measurements, and (4) the transfers between Levels 1, 2, and 3. The guidance in ASU 2010-06 is effective for the first reporting period beginning after December 15, 2009, except for the requirement to provide the Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. In the period of initial adoption, entities will not be required to provide the amended disclosures for any previous periods presented for comparative purposes. However, those disclosures are required for periods ending after initial adoption. Early adoption is permitted. We are currently evaluating the impact of adoption on its consolidated financial statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth certain information relating to our directors and executive officers as of the date of this annual report. The business address of each of our directors and executive officers is 18/F, 20th Building, 487 Tianlin Road, Shanghai 200233, People’s Republic of China.

Name	Age	Position/Title
James Yujun Hu	46	Chairman of the board of directors, chief executive officer
Don Dongjie Yang	42	Director, president
Guoying Du	36	Director, vice president
Robert W. Roche	47	Director
Andrew Y. Yan	52	Director
Denny Lee	42	Independent Director
Ying Wu	50	Independent Director
Joe Zhixiong Zhou	48	Independent Director
Hongbing Lv	45	Independent Director
David Chenghong He	45	Vice president, chief financial officer
Ella Man Lin	38	Vice president
Kevin Guohui Hu	46	Vice president

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

Robert W. Roche is a co-founder and director of our company. He is also the co-founder and chairman of Oak Lawn Marketing, Inc., a Japan-based company that engages in the TV home shopping business. Mr. Roche is a founding member of the American Business Community of Nagoya. He is also the first governor from Chubu of the American Chamber of Commerce in Japan. Mr. Roche currently also serves on the board of Redhorse Automotive and is the chairman of the American Chamber of Commerce in Shanghai. Mr. Roche received his bachelor’s degree in Economics and Japanese Studies from Illinois State University in 1985 and a J.D. degree from the University of Denver in 1988.

Andrew Y Yan is a director of our company. He is the managing partner of SAIF Partners III and SB Asia Investment Fund II L.P., and president & executive managing director of Softbank Asia Infrastructure Fund.

Before Joining Softbank Asia Infrastructure Fund in 2001, Mr. Yan was a managing director and the head of the Hong Kong office of Emerging Markets Partnership from 1994 to 2001. From 1993 to 1994, he was the director responsible for strategic planning and business development for the Asia Pacific region at Sprint International Corporation. Mr. Yan also worked as a research fellow at the Hudson Institute in Washington, D.C., the World Bank and the State Commission for Economic Restructuring of the State Council of the PRC. Mr. Yan was voted by the China Venture Capital Association as “The Venture Investor of the Year” in both 2004 and 2007. He was also selected as one of the “Fifty Finest Private Equity Investors in the World” by the Private Equity International in 2007; “No 1 Venture Capitalist of the Year” by Forbes (China) in 2008 and 2009. He was the “Venture Capital Professional of the Year” by Asia Venture Capital Journal in 2009. Mr. Yan is the Independent Non-executive Director of China Resources Land Ltd. and Fosun International Ltd; Non-executive Director of Digital China Holdings Ltd. and MOBI Development Co., Ltd; and Director of Giant Interactive Group Inc., ATA Inc. and Eternal Asia Supply Chain Co. Ltd. (all 7 companies are listed in the Hong Kong Stock Exchange, NYSE, NASDAQ or Shenzhen Stock Exchange). He also holds directorship in several SAIF portfolio companies. Mr. Yan received a master of arts degree from Princeton University as well as a bachelor’s degree in Engineering from the Nanjing Aeronautic Institute in the PRC.

Denny Lee is an independent director of our company Mr. Lee was the chief financial officer of NetEase.com Inc., a Nasdaq-listed company and one of the China’s leading Internet and online game services providers from 2001 to 2007. Prior to joining NetEase, Mr. Lee worked in the Hong Kong office of KPMG for more than ten years where he specialized in auditing international clients. Mr. Lee currently serves on the board of directors of NetEase, and also serves as an independent director and chairman of the audit committees of three NYSE listed companies, New Oriental Education & Technology Group Inc. and Gushan Environmental Energy Limited and Concord Medical Services Holdings Limited. Mr. Lee graduated from Hong Kong Polytechnic University and majored in accounting. Mr. Lee is a member of the Chartered Association of Certified Accountants and the Hong Kong Institution of Certified Public Accountants.

Ying Wu is an independent director of our company. Mr. Wu is a venture partner of CTC Capital since January 2010. Mr. Wu served as the general partner of CTC Capital from October 2007 to December 2009. Prior to joining CTC Capital, Mr. Wu served as UTStarcom, Inc.’s executive vice president and board vice chairman from October 1995 to June 2007. Mr. Wu also served as the president and chief executive officer of one of UTStarcom’s subsidiaries from October 1995 to June 2007. Mr. Wu was a co-founder of, and from February 1991 to September 1995 served as senior vice president of, StarCom Network Systems, Inc., a company that marketed and distributed third party telecommunications equipment. In September 1995, StarCom Network Systems merged with Unitech Telecom to form UTStarcom. From 1988 to 1991, Mr. Wu served as a member of the technical staff of Bellcore Laboratories. From 1987 to 1988, Mr. Wu served as a consultant at AT&T Bell Laboratories. Mr. Wu also is an independent director of Huayi Brothers Media Corporation, a China listed company, an independent director of Focus Media Holding Ltd., a NASDAQ listed company, and an independent director of Joyoung Co, Ltd. He holds a B.S. in Electrical Engineering from Beijing Industrial University and an M.S. in Electrical Engineering from the New Jersey Institute of Technology.

Joe Zhixiong Zhou is an independent director of our company. He is a founder and managing partner of Keytone Ventures and an affiliate partner of Kleiner Perkins Caufield & Byers (KPCB) China Fund. From March 2007 to March 2008, he was a managing partner of KPCB China Fund. Prior to that time, he was a partner with SAIF Partners, managing SB Asia Infrastructure Fund and SB Asia Investment Fund II L.P. from 2001 to 2006. Mr. Zhou worked for Softbank China Venture Capital as head of its Beijing office. From 1995 to 1999, Mr. Zhou was a vice president in UTStarcom (China) Co, Ltd., a Softbank investment in China. Prior to 1995, Mr. Zhou worked for Lepton Inc as a project manager and for AI&I Bell Laboratories as a technical consultant. Mr. Zhou received a bachelor’s degree in Semiconductors from Beijing Polytechnic University in 1982, and a master’s degree in Electrical Engineering from the New Jersey Institute of Technology in 1990.

Hongbing Lv is an independent director of our company. Mr. Lv has been the chief executive partner of Grandall Legal Group since 2002. Mr. Lv served as the president of the Shanghai Bar Association from 2005 to

2008, and has been a vice president of the All China Lawyers Association since 2008. Mr. Lv has been a member of the expert committee for companies listed on Shanghai Stock Exchange since 2003, and was a member of the expert committee for companies listed on Shenzhen Stock Exchange from 2006 to 2008. From 2003 to 2004, Mr. Lv served as a full-time member of the sixth Issuing and Approving Committee of the China Securities Regulatory Commission. Mr. Lv also has been an arbitrator of the Shanghai Arbitration Commission, China International Economic and Trade Arbitration Commission and Shanghai Finance Arbitration Institute since 1999, 2001 and 2007, respectively. Mr. Lv is professor at East China University of Political Science and Law, Shanghai Institute of Foreign Trade and Shanghai University of Political Science and Law. Mr. Lv is an independent director of Shanghai Aerospace Automobile Electromechanical Co., Ltd., Shanghai Metersbonwe Fashion and Accessories Co., Ltd., Shanghai Dazhong Public Utilities (Group) Co., Ltd., Shanghai Jiaoda Onlly Co., Ltd., Shanghai Pudong Road & Bridge Construction Company Limited, which are all Chinese A share listed companies, and Shimao Property Holdings Limited, which is a HK listed company. He is an outside director of Shanghai Electric Group Company Limited, Shanghai Pharmaceutical (Group) Co., Ltd. and Shanghai Bailian Group Co., Ltd. Mr. Lv holds a master’s degree and a bachelor’s degree in law from East China University of Political Science and Law.

David Chenghong He is a vice president of our company and is currently acting as our chief financial officer since the resignation of Gordon Xiaogang Wang. Mr. He has been our vice president in charge of financial management since he joined us in 2000, and is currently responsible for the management of our financial systems, logistics and payment systems. Prior to joining us, Mr. He served as the vice president in charge of finance at TVS, one of the China’s first TV home shopping companies. From 1987 to 1997, Mr. He worked at China Huajing Electronic Co., Ltd. as manager of the finance department. Mr. He received a bachelor’s degree in Information Engineering and a master’s degree in Business Administration from Xidian University. He is also a registered public accountant in Canada.

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

B. Compensation

Compensation of Directors and Executive Officers

In 2009, the aggregate cash compensation earned by our executive officers, including all of our directors, was approximately $1.5 million. For information regarding options granted to officers and directors, see “—Equity Incentive Plans”. We do not pay or set aside any amounts for pensions, retirement or other benefits for our officers and directors.

Equity Incentive Plans

The board of directors of China DRTV adopted a 2005 Equity Incentive Plan, or the 2005 Plan, on March 18, 2005. On June 30, 2005, the board of China DRTV approved a 2005 Equity Incentive Plan B, or the

2005 Plan B, in connection with China DRTV’s acquisition of the 49% non-controlling interest of Shanghai HJX not already owned by China DRTV at that time. On March 31, 2006, Acorn International assumed all of the options that had been granted under the 2005 Plan and the 2005 Plan B in connection with its acquisition of all of the outstanding shares of China DRTV in exchange for the issuance of shares by Acorn International to the shareholders of China DRTV. The board of directors of China DRTV terminated the 2005 Plan and the 2005 Plan B after the assumption by Acorn International of all of the options that had been granted under the 2005 Plan and the 2005 Plan B. Our 2006 Equity Incentive Plan, or the 2006 Plan, was adopted by the board of directors of Acorn International on May 1, 2006.

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

On September 27, 2006, we modified the exercise price of options granted on November 4, 2005 from $5.00 per ordinary share to $3.00 per ordinary share, and A-type SARs granted on May 1, 2006 and SARs granted on July 6, 2006 from $7.00 per ordinary share to $3.50 per ordinary share. On the same date, we granted additional A-type SARs with respect to 2,076,100 of our ordinary shares under the 2006 Plan to certain directors, officers, employees and consultants. Each of these A-type SARs has an exercise price of $3.50 per ordinary share and vested as to 25% of these A-type SARs on the grant date and the remaining 75% of the A-type SARs vest in 36 equal monthly installments beginning in September 2006 thereafter.

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

On May 1, 2009, we granted stock options with respect to 900,000 of our ordinary shares under the 2006 Plan to the management of Yiyang Yukang. Each of these options has an exercise price of $2 per share and vest as to approximately 33% of these options on the grant date and the remaining approximately 67% of these options vest in two years depending on the performance of Yiyang Yukang in 2009 and 2010. As Yiyang Yukang’s performance in 2009 fell short, approximately 33% of these options have been canceled.

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

The table below sets forth, as of the date of this annual report, the option and SAR grants made to our directors and executive officers, under the 2006 Plan (including prior year grants of options covered under this plan) that are currently outstanding:

Name	Ordinary Shares Underlying Outstanding Option/SARs		Exercise Price ($/Share)	Grant Date	Expiration Date
James Yujun Hu	850,000		1.58	March 18, 2005	March 18, 2015
	140,000		3.00	November 4, 2005	November 4, 2015
	240,000		3.50	May 1, 2006	May 1, 2012
	125,000		3.50	September 27, 2006	September 27, 2012
	210,000	(4)	4.50	April 3, 2007	April 3, 2013

Don Dongjie Yang	1,320,000		1.58	March 18, 2005	March 18, 2015
	180,000		3.00	November 4, 2005	November 4, 2015
	280,000		3.50	May 1, 2006	May 1, 2012
	146,000		3.50	September 27, 2006	September 27, 2012
	285,000	(5)	4.50	April 3, 2007	April 3, 2013

Guoying Du	150,000		1.58	March 18, 2005	March 18, 2015
	323,117		1.66	August 20, 2005	August 19, 2015
	90,000		3.00	November 4, 2005	November 4, 2015
	200,000		3.50	May 1, 2006	May 1, 2012
	444,000		3.50	September 27, 2006	September 27, 2012
	210,000	(6)	4.50	April 3, 2007	April 3, 2013

Robert W. Roche	50,000		3.50	July 6, 2006	July 6, 2012
	18,000		3.50	September 27, 2006	September 27, 2012

Andrew Y. Yan(1)	329,482		1.58	March 18, 2005	March 18, 2015

Denny Lee	50,000		3.50	July 6, 2006	July 6, 2012
	18,000		3.50	September 27, 2006	September 27, 2012

Ying Wu	35,000		3.50	July 6, 2006	July 6, 2012
	13,000		3.50	September 27, 2006	September 27, 2012

Joe Zhixiong Zhou(2)	329,482		1.58	March 18, 2005	March 18, 2015

David Chenghong He(3)	790,000		1.58	March 18, 2005	March 18, 2015
	110,000		3.00	November 4, 2005	November 4, 2015
	200,000		3.50	May 1, 2006	May 1, 2012
	104,000		3.50	September 27, 2006	September 27, 2012
	210,000	(6)	4.50	April 3, 2007	April 3, 2013

Name	Ordinary Shares Underlying Outstanding Option/SARs		Exercise Price ($/Share)	Grant Date	Expiration Date
Ella Man Lin	790,000		1.58	March 18, 2005	March 18, 2015
	120,000		3.00	November 4, 2005	November 4, 2015
	200,000		3.50	May 1, 2006	May 1, 2012
	104,000		3.50	September 27, 2006	September 27, 2012
	210,000	(6)	4.50	April 3, 2007	April 3, 2013

Kevin Guohui Hu	100,000		1.58	March 18, 2005	March 18, 2015
	50,000		1.66	August 20, 2005	August 19, 2015
	50,000		3.00	November 4, 2005	November 4, 2015
	200,000		3.50	May 1, 2006	May 1, 2012
	104,000		3.50	September 27, 2006	September 27, 2012
	210,000	(6)	4.50	April 3, 2007	April 3, 2013

(1)	Andrew Y. Yan resigned from our board of directors on June 15, 2006. All of Mr. Yan’s options vested immediately upon his resignation. He was re-appointed as our director on December 4, 2006.
(2)	All of Mr. Zhou’s options became fully vested as approved by our board of directors on August 15, 2006.
(3)	David Chenghong He resigned from our board of directors on July 5, 2006.
(4)

Includes 245,000 ordinary shares underlying A-type SARs, of which 5,000 ordinary shares underlying A-type SARs were cancelled on April 16, 2007, and 180,000 ordinary shares underlying D-type SARs. 210,000 ordinary shares underlying A-type SARs have been transferred to his spouse.

(5)	Includes 165,000 ordinary shares underlying A-type SARs and 120,000 ordinary shares underlying D-type SARs.
(6)	Includes 120,000 ordinary shares underlying A-type SARs and 90,000 ordinary shares underlying D-type SARs.

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

Terms of Directors and Executive Officers

We currently have nine directors on our board of directors. We have a staggered board of directors, which means our directors, excluding our chief executive officer, are divided into three classes, with a portion of our board of directors standing for election every year. At the 2010 annual general meeting, the terms of office of Guoying Du, Denny Lee and Don Dongjie Yang will expire. At the 2011 annual general meeting, the terms of office of Joe Zhixiong Zhou and Andrew Y. Yan will expire. At the 2012 annual general meeting, the terms of office of Robert W. Roche, Hongbing Lv and Ying Wu will expire. Our chief executive officer will have the right to remain a director so long as he continues to serve as our chief executive officer.

All of our officers are appointed by and serve at the discretion of our board of directors and are elected by, and may be removed by, a majority vote of our board of directors.

Board Committees

Our board of directors has established an audit committee, a compensation committee and a corporate governance and nominating committee.

Audit Committee

Our audit committee consists of Denny Lee, Joe Zhixiong Zhou and Hongbing Lv. Denny Lee is the chairman of our audit committee and is a director with accounting and financial management expertise as required by the corporate governance rules of the New York Stock Exchange, or the NYSE Rules. Each member of our audit committee satisfies the “independence” requirements of the NYSE Rules and meets the criteria for independence set forth in Section 10A(m)(3) of the U.S. Securities Exchange Act of 1934, or the Exchange Act.

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

Denny Lee simultaneously serves on the audit committees of more than three public companies. Our board believes such simultaneous service would not impair the ability of Denny Lee to effectively serve on our audit committee.

Compensation Committee

Our current compensation committee consists of Joe Zhixiong Zhou, Ying Wu and Andrew Y. Yan. Ying Wu is the chairman of our compensation committee. Each member of our compensation committee (except for Andrew Y. Yan) satisfies the “independence” requirements of the NYSE Rules.

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

•

reviewing and making recommendations to our board of directors with respect to our compensation for executive officers other than our chief executive officer, incentive-compensation plans and equity- based plans, and overseeing the administration of these plans; and

•	periodically reviewing the compensation of our directors and making recommendations to our board of directors with respect thereto.

Corporate Governance and Nominating Committee

Our corporate governance and nominating committee consists of Ying Wu, Robert W. Roche and James Yujun Hu. Ying Wu is the chairman of this committee. Two of the three members of our corporate governance and nominating committee, Robert W. Roche and James Yujun Hu, do not satisfy the “independence” requirements of the NYSE Rules.

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

Corporate Governance

Our board of directors has adopted a code of ethics, which is applicable to our senior executive and financial officers. In addition, our board of directors has adopted a code of conduct, which is applicable to all of our directors, officers and employees. Our code of ethics and our code of conduct are publicly available on our website at http://www.ir-site.com/acorn/index.asp.

In addition, our board of directors has adopted a set of corporate governance guidelines. The guidelines reflect certain guiding principles with respect to our board of directors’ structure, procedures and committees. The guidelines are not intended to change or interpret any law or our amended and restated memorandum and articles of association. As a foreign private issuer with shares listed on the New York Stock Exchange (the “NYSE”), we are subject to corporate governance requirements imposed by the NYSE. Please refer to Item 16.G., “Corporate Governance” for further details.

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

Summary of Corporate Governance Differences

As a foreign private issuer with shares listed on the NYSE, we are required by Section 303A.11 of the NYSE’s Listed Company Manual to disclose any significant ways in which our corporate governance practices differ from those followed by U.S. domestic companies under NYSE listing standards. A summary of the differences between our current corporate governance practices and the NYSE corporate governance requirements applicable to domestic U.S. companies can be found on our website at http://www.ir-site.com/acorn/index.asp.

D. Employees

As of December 31, 2007, 2008 and 2009, we had 1,778, 1,937 and 2,087 employees, respectively. The most labor intensive area of operation is our call center operations, which employed approximately 50.7% of our total employees in 2009. The salary for call center employees includes a base salary plus a variable amount based on an incentive bonus structure. The following table sets forth the number of our employees categorized by our areas of operation and as a percentage of our total workforce as of December 31, 2009:

Operations	Number of employees	Percentage of total
Call center	1,032	49.5%
Inbound call center	513	24.6%
Outbound call center	519	24.9%
Distribution management	222	10.6%
Manufacturing	96	4.6%
Management and administration	178	8.5%
Product development	95	4.6%
Customer service	94	4.5%
Order fulfillment	124	6.0%
Sales and marketing (including media planning)	30	1.4%
Yiyang Yukang	216	10.3%

Total:	2,087	100.0%

From time to time, we also employ part-time employees and independent contractors to support the monitoring and analysis of our TV direct sales program broadcasting timing and quality.

Although we undertake a rigorous selection process for our call center employees, the turnover rate for our two call centers was approximately 33% in 2007, 59% in 2008 and 68% in 2009 reflecting both voluntary terminations and termination of employees failing to meet our performance standards.

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2010:

•	each of our directors and executive officers;

•	each person known to us to own beneficially more than 5% of our ordinary shares; and

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. The percentage of beneficial ownership is based on 88,856,915 ordinary shares outstanding as of March 31, 2010, taking into consideration options and SARs exercisable by such person within 60 days of March 31, 2010.

Upon the exercise of any vested SAR, the holder is entitled to receive ordinary shares having a value equal to the difference between the market price of our ordinary shares on the exercise date and the exercise price of the SAR. The number of shares acquired upon exercise of vested SARs is based on the SARs exercise price and the trading price per ADS as of March 31, 2010.

	Shares beneficially owned as of March 31, 2010
Name	Number	Percent
Directors and Executive Officers
Robert W. Roche(1)	15,805,585	17.79%
Don Dongjie Yang(2)	8,093,656	8.96%
James Yujun Hu(3)	4,357,657	4.85%
David Chenghong He(4)	2,286,108	2.55%
Ella Man Lin(5)	2,296,111	2.56%
Guoying Du(6)	1,360,147	1.52%
Kevin Guohui Hu(7)	1,030,379	1.16%
Andrew Y. Yan	*	*
Denny Lee	*	*
Ying Wu	*	*
Joe Zhixiong Zhou	*	*
Principal Shareholders
SB Asia Investment Fund II L.P.(8)	21,141,312	23.79%
Acorn Composite Corporation(9)	13,054,539	14.69%
D.Y. Capital, Inc.(10)	6,593,656	7.42%

*	Upon exercise of options and SARs currently exercisable or vested within 60 days after March 31, 2010, would beneficially own less than 1% of our ordinary shares.
(1)

Includes (i) 1,846,291 ordinary shares held by The Grand Crossing Trust, which is an irrevocable trust for the benefit of Mr. Roche’s children, (ii) 12,053,094 ordinary shares and 333,815 ADSs held by Acorn Composite Corporation, which is a company owned by Mr. Roche, (iii) 5,400 ADSs held by Robert Roche Trust, which is a trust for the benefit of Mr. Robert W. Roche and (iv) 296,185 ADSs held by Moore Bay Trust, which is a charitable trust with Robert Roche’s children being the beneficiaries of the remainder. The voting agreement among James Yujun Hu, The Grand Crossing Trust and Acorn Composite Corporation dated July 6, 2006 has been revoked by Mr. Roche in November 2008.

(2)	Includes 6,593,656 ordinary shares held by D.Y. Capital, Inc, a company owned by Mr. Yang, as well as 1,500,000 ordinary shares issuable upon exercise of options held by Mr. Yang.
(3)

Includes 3,367,657 ordinary shares held by WiseSight Investment, Ltd., a company incorporated in the British Virgin Islands wholly owned by Mr. Hu, as well as 990,000 ordinary shares issuable upon exercise of options held by Mr. Hu. In addition, Mr. Hu transferred 3,367,656 ordinary shares and half of the options and SARs held by him to his spouse on March 23, 2009. Mr. Hu disclaims beneficial ownership of the ordinary shares and the options and SARs transferred to his spouse.

(4)	Includes 1,386,108 ordinary shares held by Broad Sky Holdings, Ltd., a company owned by Mr. He, as well as 900,000 ordinary shares issuable upon exercise of options held by Mr. He.
(5)	Includes 1,386,111 ordinary shares held by Lynman Investment, Ltd., a company owned by Ms. Lin, as well as 910,000 ordinary shares issuable upon exercise of options held by Ms. Lin.
(6)	Includes 797,030 ordinary shares held by HJX Holdings Ltd., a company owned by Mr. Du, as well as 563,117 ordinary shares issuable upon exercise of options held by Mr. Du.
(7)	Includes 830,379 ordinary shares held by National Glory Holdings, Ltd., a company owned by Mr. Hu, as well as 200,000 ordinary shares issuable upon exercise of options held by Mr. Hu.
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

(9)	Includes 12,053,094 ordinary shares and 333,815 ADSs. Acorn Composite Corporation is a U.S. company owned by Mr. Roche. Its address is 350 S. Central St, Suite 500, Reno, NV 89501, USA.
(10)	D.Y. Capital, Inc., a company incorporated in the British Virgin Islands, is wholly owned by Mr. Yang.

None of our existing shareholders has voting rights that differ from the voting rights of other shareholders. According to our register of members for our ordinary shares, there are 155 record holders in the United States. Citibank, N.A. has advised us that, as of February 26, 2010, 12,133,310ADSs, representing 36,399,930 underlying ordinary shares, were held of record by Cede & Co. and two other registered shareholders domiciled in the United States. We have no further information as to ADSs held, or beneficially owned, by U.S. persons. To our knowledge, we are not owned or controlled, directly or indirectly, by another corporation, by any foreign government or by any other natural or legal persons, severally or jointly. We are not aware of any arrangement which may at a later date result in a change of control of our company.

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

Private Placement

Pursuant to the terms of the Investors’ Rights Agreement, dated March 31, 2006, among our Company, all of our then existing shareholders and SB Asia Investment Fund II L.P., or SAIF, holders representing at least 25% of our registrable securities outstanding, and certain holders of ordinary shares under certain circumstances are entitled to demand registration on a form other than Form F-3, of registrable securities then outstanding, or registration on a Form F-3, Form S-3, or any successor or comparable forms for a registration in a jurisdiction other than the United States, under certain circumstances. Registrable securities are ordinary shares not previously sold to the public and issued or issuable to holders of our preferred shares, including (i) ordinary shares issued upon conversion of our preferred shares, and (ii) ordinary shares issued as share dividends and similar distributions to holders of our preferred shares. These holders are also entitled to “piggyback” registration rights, whereby they may require us to register all or any part of the registrable securities they hold at the time we register any of our ordinary shares.

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

Relationships with our Distributors

Certain of our Employees Hold Equity Interests in our Distributors

We have approximately 80 distributors constituting our nationwide distribution network that distribute our products and services across China. Some of our distributors are owned in part, by certain of our employees or their family members. In 2007, 2008 and 2009, the aggregate sales generated by distributors owned in whole or in part by our employees accounted for approximately 28.4%, 17.2% and 12.7% of our distribution gross revenues, or 7.6%, 4.9% and 5.6% of our total gross revenues, respectively. Certain of these distributors have been among our top distributors in 2007, 2008 and 2009. In addition, one distributor in 2007 was wholly owned by a relative of our chief executive officer. However, this distributor accounted for less than 2% of our distribution gross revenues in each of those years and the relative of our chief executive officer has ceased to hold an equity interest in the distributor since mid-2007. We entered into the distribution agreements with these related distributors on an arm’s-length basis and the terms in the distribution agreements with these distributors are the same as those with our independent distributors. However, the economic interests held by our employees in our distributors may make it difficult for us to effectively evaluate the performance of such distributors or fine, suspend or terminate a non-performing, under-performing or non-compliant distributor without harming our relationship with those employees.

Loan to Executive Officer

In connection with our acquisition of the 49% non-controlling interest in Shanghai HJX, the minority equity holders of Shanghai HJX negotiated a separate right to acquire from us 8,042,838 ordinary shares. PRC foreign exchange rules adopted in early 2005 require that PRC residents obtain approval from the relevant State Administration of Foreign Exchange, or SAFE, prior to the receipt of their offshore interests. A lack of implementing rules at the time of the transaction, however, prevented the minority equity holders from obtaining the approval from the relevant SAFE authority. Consequently, we agreed to issue the shares to an intermediary company, Yue-Teng, Inc. or Yue-Teng, in exchange for a promissory note in the amount of $9.3 million. At the time of that agreement, Yue-Teng and we also entered into an agreement with Guoying Du, one of the largest holders of the minority equity interest and our executive officer responsible for managing our nationwide distribution network, pursuant to which Guoying Du, on behalf of the minority equity holders, could acquire the shares from Yue-Teng in exchange for a promissory note in the amount of $9.3 million once permitted by PRC law. Following changes in PRC Law permitting the minority equity holders to acquire the shares, Guoying Du and the former Shanghai HJX equity holders formed a BVI Company, HJX Holdings Ltd., or HJX, and another individual, who is a family member of Guoying Du, formed another BVI Company, DHM Capital Ltd., or DHM. On March 28, 2006, DHM and HJX acquired all of the 8,042,838 our ordinary shares from Yue-Teng. As a result, HJX, in which Guoying Du then owned a 41.8% equity interest, became our shareholder and, as consideration for the shares, HJX issued a promissory note in our favor for $9.3 million. We accepted this promissory note and cancelled the promissory note Yue-Teng had previously executed in our favor for the same amount. On March 23, 2007, in connection with HJX’s exchange of 2,738,678 of our ordinary shares in return for the 58.2% interest in HJX and the subsequent transfer of 96,733 of our ordinary shares by HJX, the $9.3 million promissory note was split among HJX and four other shareholders. HJX and the four other shareholders participated in our initial public offering as selling shareholders and repaid the promissory note in full to us with the sale proceeds of their shares as part of the offering.

Joint Venture

In August 2004, we entered into an agreement with one of our pre-restructuring subsidiaries, Shanghai Acorn Bio-products Co., Ltd., or Shanghai Bio, to form a PRC joint venture, Shanghai An-Nai-Chi. We held a 51% interest in Shanghai An-Nai-Chi and Shanghai Bio held a 49% interest in the joint venture. According to an agreement dated February 28, 2006, Shanghai Bio transferred its 49% interest in the joint venture to Shanghai Jia Guan Hang Automobile Maintenance Products Co., Ltd., or Jia Guan Hang, a company jointly owned by three of our employees, including Zheng Wang, the deputy general manager of Shanghai An-Nai-Chi, for approximately $1.0 million. Shanghai An-Nai-Chi is the entity responsible for the production, marketing and sale of our engine lubricant product line. We have no side agreement with Jia Guan Hang. We believe that although Jia Guan Hang is a company owned by our employees, it is an independent minority shareholder in the joint venture. On October 10, 2009, China DRTV, Inc., or China DRTV, and Jia Guan Hang entered into an agreement with Shanghai Jingzhi Investment Co. Ltd., or Jingzhi Investment, pursuant to which the registered capital of An-Nai-Chi was increased from $1.9 million to $2.92 million, and the contribution of newly-increased capital was made by Jingzhi Investment. Jinzhi Investment obtains 35% of the legal ownership of Shanghai An-Nai-Chi. Accordingly, China DRTV’s ownership of Shanghai An-Nai-Chi was diluted from 51% to 33.15%. Shanghai An-Nai-Chi ceased to be a subsidiary of our company.

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

Legal Proceedings

We may from time to time become a party to various legal or administrative proceedings arising in the ordinary course of our business. For example, in December 2008, we filed a suit against Amoi Electronics Co., Ltd., or Amoi, in Shanghai Pudong New District People’s Court for breach of contract by Amoi. Our suit claimed unpaid TV advertisement fees in the amount of approximately RMB7.0 million (approximately $1.0 million). The court ruled in favor of us and awarded us RMB7.0 million. In addition, in January 2009, we filed a separate suit against Amoi in Xiamen Haicang People’s Court for breach of contract by Amoi. Our suit claimed unpaid TV advertisement fees in the amount of approximately RMB1.5 million (approximately $0.2 million), for which Amoi was responsible under the contract. The court ruled in favor of us and awarded us RMB1.5 million. On Sep 15, 2009, Xiamen intermediate people’s court decided to accept the application for reorganization of Amoi. On Nov 23, 2009, Xiamen intermediate people’s court approved the reorganization plan of Amoi. According to the reorganization plan, approximately 20% of the litigation awards can be realized. In February 2010, we received such awards both in the form of cash and shares. In addition, Amoi may relist its shares on Shanghai Stock Exchange soon.

In March 2009, we received a complaint from Advertising Broadcasting Center of Liaoning TV Station, or Liaoning TV, which filed a suit against Shanghai Acorn Advertising Broadcasting Co., Ltd., or Shanghai Advertising, claiming that Shanghai Advertising breached its advertisement broadcasting contract with Liaoning TV by not fully performing its payment obligation under the contract and asserted damages of approximately RMB19 million (approximately $2.8 million). Liaoning TV further applied for provisional seizure of Shanghai Advertising’s bank account in the same amount of its claim. In June 2009, the people’s court ruled in favor of Liaoning TV and awarded Liaoning TV an aggregate payment of RMB10.9 million (approximately $1.6 million). In July 2009, we appealed to the people’s court at higher level, which affirmed the judgment in September 2009. We have applied for retrial of this case.

We have in the past been, currently are, and in the future may again be, the subject of claims for infringement, invalidity, or indemnification relating to other parties’ proprietary rights. For example, in August 2008, Beijing Ren’ai filed a suit in the People’s Court of Beijing Haidian District against Shanghai HJX, Beijing Sancai Digital Technology Co., Ltd., or Beijing Sancai, and Beijing Zhidahengtong Technology Development Co., Ltd., or Beijing Zhidahengtong ((2008) HaiMinChuZi No. 22768), alleging that the English programs we provide to the users of our electronic learning products infringe upon the copyright of Beijing Ren’ai. Beijing Ren’ai claimed damages of RMB2,000,000 (approximately $293,000). The court ruled in favor of Ren’ai in the suits and awarded Ren’ai total compensation of RMB500,000 (approximately $73,000). The defendants, including us, appealed to the Beijing First Intermediate People’s Court in May 2009, which affirmed the ruling of the People’s Court of Beijing Haidian District in December 2009.

In August 2009, Beijing Ren’ai filed a suit in the People’s Court of Beijing Haidian District against Shanghai HJX, Beijing Sancai Digital Technology Co., Ltd., or Beijing Sancai, and Beijing Zhidahengtong Technology Development Co., Ltd., or Beijing Zhidahengtong ((2009) HaiMinChuZi No. 21798), alleging that the English programs we provide to the users of our electronic learning products infringe upon the copyright of Beijing Ren’ai. Beijing Ren’ai claimed damages of RMB 2,000,000 (approximately $293,000). The court ruled in favor of Ren’ai in the suits and awarded Ren’ai total compensation of RMB 500,000 (approximately $73,000). The defendants, including us, have appealed the court’s decisions and the appeals are currently pending.

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

Dividend Policy

We have no present plan to pay any dividends on our ordinary shares. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. On January 1, 2005, we declared and paid dividends of $1.1 million to our shareholders. In 2006, 2007 and 2008, we did not declare any dividends. On December 18, 2009, we declared special dividends to our shareholders in the amount of $29.3 million, which was paid on January 20, 2010.

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

Price Range of Our ADSs

Our ADSs are listed for trading on the New York Stock Exchange under the symbol “ATV”, and have been listed since May 3, 2007. The following table sets forth the high and low daily closing trading prices of our ADSs on the New York Stock Exchange for the periods indicated:

	Price per ADS (US$)
	High	Low
Annual:
2007	30.80	8.90
2008	9.47	3.90
2009	5.98	2.97

Quarterly:
First Quarter, 2008	10.05	6.90
Second Quarter, 2008	8.16	6.86
Third Quarter, 2008	7.35	5.26
Fourth Quarter, 2008	5.74	1.29
First Quarter, 2009	4.49	2.71
Second Quarter, 2009	4.77	3.08
Third Quarter, 2009	4.79	3.46
Fourth Quarter, 2009	6.63	4.58
First Quarter, 2010	7.13	4.88

Monthly
November 2009	5.89	5.09
December 2009	5.79	4.58
January 2010	5.94	4.88
February 2010	7.13	5.74
March 2010	6.59	4.99
April 2010	5.03	4.35
May 2010 (through May 5, 2010)	4.33	4.16

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

As a result of the uncertainties relating to Notice 75, we cannot predict how these regulations will affect our business operations or strategies. For example, our present or future PRC subsidiaries’ ability to conduct foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, may be subject to compliance with such SAFE registration requirements by relevant PRC residents, over whom we have no control. In addition, we cannot assure you that any such PRC residents will be able to complete the necessary approval and registration procedures required by the SAFE regulations. We require all shareholders in Acorn International who are PRC residents to comply with any SAFE registration requirements and we understand that the relevant shareholders have registered their offshore investment in us with Shanghai SAFE, but we have no control over either our shareholders or the outcome of such registration procedures. Such uncertainties may restrict our ability to implement our acquisition strategy and adversely affect our business and prospects.

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

For U.S. federal income tax purposes, income earned through a non-U.S. or U.S. partnership or other flow- through entity is attributed to its owners. Accordingly, if a partnership or other flow-through entity holds ADSs or ordinary shares, the tax treatment of the holder will generally depend on the status of the partner or other owner and the activities of the partnership or other flow-through entity.

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

We believe we were classified as a PFIC for U.S. federal income tax purposes in the taxable year ended December 31, 2009. Although we intend to conduct our business activities in a manner to reduce the risk of our classification as a PFIC in the future, we currently hold, and expect to continue to hold, a substantial amount of cash and other passive assets, and, because the value of our assets is likely to be determined in large part by reference to the market prices of our ADSs and ordinary shares, which are likely to fluctuate, there can no assurance that we will not continue to be classified as a PFIC for 2010 or any future taxable year.

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

If we were a PFIC in any taxable year during which your held our ADSs or ordinary shares, under certain attribution rules, you will be deemed to own your proportionate share of lower-tier PFICs, and will be subject to U.S. federal income tax on (a) a distribution on the shares of a lower-tier PFIC and (b) a disposition of shares of a lower-tier PFIC, both as if you directly held the shares of such lower-tier PFIC. In addition, no distribution that you receive from us would qualify for taxation at the preferential rate discussed in the “—Dividends on ADSs and ordinary shares” section above.

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

Since we believe we were classified as a PFIC for the 2009 taxable year, we may arrange to provide a PFIC annual information statement (including information for lower tier PFICs) to U.S. Holders upon their request.

This 2009 statement we are preparing indicates that the combined pro rata share (on a “per ADS, per day” basis) of earnings and net capital gains of the Company as a PFIC and its lower-tier PFICs is $0.000024 and nil, respectively. We may post this 2009 statement on our corporate website in the “Investor Relations” section. Information contained on our website does not constitute a part of this annual report. If not posted on our corporate website, you would have to contact the Company to make a request. If you decide to make a QEF election, it must be made on or before the due date for filing your U.S. federal income tax return (including extensions) for the 2009 taxable year or the first year to which the QEF election will apply.

You are urged to consult your own tax advisor concerning the making of such a QEF election and in particular with regard to the application of the “excess distribution” rules to you on any gain realized on the disposition or deemed disposition of your ADSs or ordinary shares, regardless of whether we continue to be a PFIC in the year in which you receive an “excess distribution” or dispose of or are deemed to dispose of your ADSs or ordinary shares should you not make the QEF election with respect to the 2009 taxable year.

If we were a PFIC for any taxable year during which you held our ADSs or ordinary shares, you must file IRS Form 8621 for each taxable year in which you recognize any gain on the sale or other disposition of your ADS or ordinary shares, receive deemed or actual distributions from us, or make certain elections (including a QEF and mark-to-market election) with respect to your ADSs or ordinary shares. In addition, recently enacted legislation imposes an annual filing requirement for U.S. persons owning shares of a PFIC. Under recently issued IRS guidance, this new filing requirement will apply for taxable years beginning on or after March 18, 2010, and therefore should not apply to a calendar year shareholder until 2011. You should consult your own tax advisor as to the application of any information reporting requirements to you resulting from our status as a PFIC. We cannot ensure you that we will provide you with all of the information you would need make or maintain any PFIC related elections (including the QEF election described above for the 2009 taxable year) for any taxable year.

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

We are subject to the informational requirements of the Exchange Act and file reports and other information with the Securities and Exchange Commission. Reports and other information which the Company filed with the Securities and Exchange Commission, including this annual report on Form 20-F, may be inspected and copied at the public reference room of the Securities and Exchange Commission at 100 F Street N.E. Washington D.C. 20549.

You can also obtain copies of this annual report on Form 20-F by mail from the Public Reference Section of the Securities and Exchange Commission, 100 F Street, N.E., Washington D.C. 20549, at prescribed rates. Additionally, copies of this material may be obtained from the Securities and Exchange Commission’s Internet site at http://www.sec.gov. The Commission’s telephone number is 1-800-SEC-0330.

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

Interest Rate Risk

As of December 31, 2009, we had no outstanding borrowings. If we borrow money in future periods, we may be exposed to interest rate risk. We do not have any derivative financial instruments and believe our exposure to interest rate risk and other relevant market risks is not material.

Inflation

Inflation in China has not materially impacted our results of operations in recent years. According to the National Bureau of Statistics of China, the change of consumer price index in China was 4.8%, 5.9% and -0.7% in 2007, 2008 and 2009, respectively.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

D. American Depositary Shares

Fees Payable by ADS Holders

Citibank, N.A., the depositary of our ADS program, collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. Depositary fees payable in connection with distributions of cash or securities to ADS holders and the depositary service fee are charged by the depositary to the holders of record of ADSs as of the applicable ADS record date. In the case of cash distributions, the depositary fees are generally deducted from the cash being distributed. In the case of distributions other than cash (e.g., stock dividends, rights, etc.), the depositary charges the applicable fee to the ADS record date holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or in DRS), the depositary sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts (via DTC), the depositary generally collects its fees through the settlement systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts.

In the event of refusal to pay the depositary fees the depositary may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder.

Persons depositing or withdrawing shares must pay:	For:
Up to $5.00 per 100 ADSs (or fraction thereof).	Issuance of ADSs.
Cancellation of ADSs.
Distribution of cash dividends or other cash distributions.
Distribution of ADSs pursuant to share dividends or other free share distributions or exercise of rights.
Depositary Service Fee
Distribution of securities other than ADSs or rights to purchase additional ADSs.

$1.50 per certificate presented for transfer.	Transfer of ADRs.

Taxes and other governmental charges the depositary or the custodian has to pay on any ADS or ordinary share.	As necessary.

Registration or transfer fees.	Transfer and registration of ordinary shares on the share register to or from the name of the custodian or depositary in connection with the deposit or withdraw of ordinary shares.

Expenses of the depositary.	Cable, telex, fax transmissions and delivery expenses.
Converting foreign currency to U.S. dollars

Any charges incurred by the depositary in connection with compliance with exchange control regulations and other regulatory requirements applicable to the shares, deposited securities, ADSs and ADRs.	As necessary.

Any charges incurred by the depositary for servicing or delivering the ordinary shares on deposit.	As necessary.

Fees Payable by the Depositary to Us

From January 1, 2009 to March 31, 2010, we received from the depositary a reimbursement of $185,267 for certain expenses related to the maintenance of the ADR program, including our annual stock exchange listing fees and our expenses incurred in connection with investor relations programs, as well as a sponsorship of $13,971 for our advertising and promotional activities.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

The rights of securities holders have not been materially modified.

ITEM 15T. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures.

We evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2009. Based on that evaluation, our principal executive officer and our principal financial officer concluded that our disclosure controls and procedures were effective and designed to ensure that the information required to be disclosed by us in reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules, regulations and forms and to ensure that information required to be disclosed by us in the reports we file or submit is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

Management’s Report on Internal Control over Financial Reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act for our company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with generally accepted accounting principles and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of a company’s assets that could have a material effect on the consolidated financial statements. Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2009.

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

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our audit committee consists of Denny Lee, Hongbing Lv and Joe Zhixiong Zhou. Denny Lee is the chairman of our audit committee and meets the criteria of an audit committee financial expert. Each member of our audit committee satisfies the “independence” requirements of the corporate governance rules of New York Stock Exchange and meets the criteria for independence set forth in Section 10A(m)(3) of the Exchange Act.

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

	2008	2009
Audit fees(1)	$800,000	$800,000
Tax fees(2)	62,000	46,000
All other fees(3)	91,000	—

(1)

“Audit fees” means the aggregate fees billed for professional services rendered by our principal auditors for the assurance and related services. The audit fee for 2008 and 2009 mainly represents audit and review of financial statements.

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

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The table below details our purchases of our own equity securities pursuant to our share repurchase program, previously adopted and announced publicly. Our repurchase program lapsed on May 31, 2009. As of December 31, 2009, we had repurchased an aggregate of 3,272,013 ADSs, representing 9,816,039 ordinary shares, on the open market for total cash consideration of $25.5 million.

Period	Total number of ADSs purchased	Average share price paid per ADS	Total purchase price paid
12/06/2007 – 12/31/2007	683,000 ADSs	$9.97	$6,833,124
01/01/2008 – 12/31/2008	1,949,747 ADSs	$8.37	16,378,724
01/01/2009 – 12/31/2009	639,266 ADSs	$3.55	2,288,136

	3,272,013 ADSs		$25,499,984

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

As a foreign private issuer with shares listed on the NYSE, we are subject to corporate governance requirements imposed by the NYSE. Under Section 303A of the NYSE’s Listed Company Manual, NYSE listed non-US companies may, in general, follow their home country corporate governance practices in lieu of some of the NYSE corporate governance requirements. We are committed to a high standard of corporate governance. As such, we endeavor to comply with most of the NYSE corporate governance practices. However, the following are the ways in which our current corporate governance practices differ from NYSE corporate governance requirements since the laws of Cayman Islands do not require such compliance:

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

4.19*

Form of Exclusive Purchase Agreement among Acorn Information Technology (Shanghai) Co., Ltd., Don Dongjie Yang, David Chenghong He and Shanghai Acorn Advertising Broadcasting Co., Ltd./ Beijing Acorn Trade Co., Ltd./Shanghai Acorn Network Development Technology Co., Ltd.

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

ACORN INTERNATIONAL, INC.

/s/ DAVID CHENGHONG HE
Name:	David Chenghong He
Title:	Chief Financial Officer

Date: May 6, 2010

ACORN INTERNATIONAL, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF

ACORN INTERNATIONAL, INC.

We have audited the accompanying consolidated balance sheets of Acorn International, Inc. and its subsidiaries and variable interest entities (collectively, the “Group”) as of December 31, 2008 and 2009, and the related consolidated statements of operations, changes in equity and comprehensive income (loss) and cash flows for each of the three years in the period ended December 31, 2009 and related financial statement schedule. These financial statements and related financial statement schedule are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements and related financial statement schedule based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Acorn International, Inc. and its subsidiaries and variable interest entities as of December 31, 2008 and 2009 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects, the information set forth therein.

As discussed in Note 2 to the consolidated financial statements, on January 1, 2009, the Group adopted FASB Accounting Standards Codification 810-10-65, “Consolidation—Overall—Transition and Open Effective Date Information” (previously Statement of Financial Accounting Standards No. 160, “Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51”).

/s/    Deloitte Touche Tohmatsu CPA Ltd.

Shanghai, China

May 6, 2010

ACORN INTERNATIONAL, INC.

CONSOLIDATED BALANCE SHEETS

(In US dollars, except share data)

	December 31,
	2008 (As adjusted)	2009
Assets
Current assets:
Cash and cash equivalents	$147,648,774	$142,952,944
Restricted cash	1,425,102	2,394,213
Short-term investments	19,745,444	18,572,790
Accounts receivable, net of allowance for doubtful accounts of $3,524,673 and $1,597,556 as of December 31, 2008 and 2009, respectively	27,708,460	17,030,857
Notes receivable	150,607	2,242,641
Inventory	29,521,680	26,180,629
Prepaid advertising expenses	16,756,954	9,968,493
Other prepaid expenses and current assets, net of allowance for doubtful accounts of $1,109,547 and $11,643 as of December 31, 2008 and 2009, respectively	13,362,528	7,794,537
Deferred tax assets, net	3,355,151	2,320,535

Total current assets	259,674,700	229,457,639
Prepaid land use right	—	7,349,957
Property and equipment, net	15,641,434	14,818,404
Acquired intangible assets, net	21,313,949	3,181,596
Long-term investments	5,275,000	8,020,069
Investments in affiliates	1,159,134	8,881,830
Other long-term assets	1,121,100	1,673,755

Total assets	$304,185,317	$273,383,250

Liabilities and equity
Current liabilities:
Accounts payable	$20,734,493	$15,528,580
Accrued expenses and other current liabilities	19,652,820	14,838,142
Notes payable	3,657,859	3,253,005
Income taxes payable	3,327,869	3,422,261
Dividend payable	—	29,322,782
Deferred revenue	12,797,716	—

Total current liabilities	60,170,757	66,364,770
Deferred tax liability	3,581,569	889,625
Business combination liability	11,107,375	1,103,015

Total liabilities	74,859,701	68,357,410

Commitments and contingencies (Note 22)
Equity: Acorn International, Inc. shareholders’ equity:
Ordinary shares ($0.01 par value; 100,000,000 shares authorized, 93,543,506 and 93,544,748 shares issued and 88,209,368 and 88,856,915 shares outstanding as of December 31, 2008 and 2009, respectively)	935,435	935,447
Additional paid-in capital	205,651,072	178,176,225
Retained earnings	9,737,468	18,573,296
Accumulated other comprehensive income	15,113,507	17,562,561
Treasury stock, at cost (5,334,138 and 4,687,833 shares as of December 31, 2008 and 2009, respectively)	(15,676,206)	(11,612,546)

Total Acorn International, Inc. shareholders’ equity	215,761,276	203,634,983
Noncontrolling interests	13,564,340	1,390,857

Total equity	229,325,616	205,025,840

Total liabilities and equity	$304,185,317	$273,383,250

The accompanying notes are an integral part of these consolidated financial statements.

ACORN INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In US dollars, except share data)

	For the years ended December 31,
	2007 (As adjusted)	2008 (As adjusted)	2009
Revenues:
Direct sales, net	$181,319,805	$166,947,475	$160,357,948
Distribution sales, net	66,717,204	67,189,946	127,227,672

Total revenues, net	248,037,009	234,137,421	287,585,620

Cost of revenues:
Direct sales	85,982,152	83,300,736	67,530,966
Distribution sales	37,366,039	37,326,214	83,096,932

Total cost of revenues	123,348,191	120,626,950	150,627,898

Gross profit	124,688,818	113,510,471	136,957,722

Operating (expenses) income
Advertising expenses	(74,965,646)	(73,381,193)	(61,048,515)
Other selling and marketing expenses	(29,250,583)	(38,317,161)	(42,955,923)
General and administrative expenses	(26,100,091)	(27,746,833)	(31,195,949)
Impairment of goodwill and intangible assets	—	(8,667,961)	(15,247,873)
Other operating income, net	3,144,324	5,039,075	6,004,481

Total operating (expenses) income	(127,171,996)	(143,074,073)	(144,443,779)

Loss from operations	(2,483,178)	(29,563,602)	(7,486,057)
Other income (expenses)	13,710,909	(667,297)	1,651,386

Income (loss) before income taxes and discontinued operations	11,227,731	(30,230,899)	(5,834,671)

Income tax (expenses) benefits:
Current	(1,453,133)	(127,933)	(1,280,089)
Deferred	1,466,082	122,965	3,819,354

Total income tax (expenses) benefits	12,949	(4,968)	2,539,265

Income (loss) from continuing operations	11,240,680	(30,235,867)	(3,295,406)

Discontinued operations (Note 4):
Income from discontinued operations	13,156,605	9,036,863	841,559
Gain on disposition of discontinued operations	—	—	16,366,355
Income tax (expenses) benefits	1,317,054	(763,234)	(1,845,225)

Total income from discontinued operations	14,473,659	8,273,629	15,362,689

Net income (loss)	25,714,339	(21,962,238)	12,067,283
Net income attributable to noncontrolling interests	(7,062,433)	(3,629,131)	(184,019)

Net income (loss) attributable to Acorn International, Inc.	18,651,906	(25,591,369)	11,883,264
Deemed dividend on Series A convertible redeemable preferred shares	(53,800)	—	—

Net income (loss) attributable to holders of ordinary shares	$18,598,106	$(25,591,369)	$11,883,264

Income (loss) per ordinary share:
—Continuing operations	$0.11	$(0.34)	$(0.04)
—Discontinued operations	0.09	0.05	0.17

Basic	$0.20	$(0.29)	$0.13

—Continuing operations	$0.10	$(0.34)	$(0.04)
—Discontinued operations	0.09	0.05	0.17

Diluted	$0.19	$(0.29)	$0.13

Weighted average number of shares used in calculating income (loss) per ordinary share:
Basic	77,738,701	86,856,467	88,174,675

Diluted	84,472,947	86,856,467	88,174,675

ACORN INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS—(Continued)

(In US dollars, except share data)

	For the years ended December 31,
	2007 (As adjusted)	2008 (As adjusted)	2009
Net income (loss) attributable to Acorn International, Inc.:
Income (loss) from continuing operations, net of tax	$11,270,342	$(29,810,919)	$(2,999,844)
Income from discontinued operations, net of tax	7,381,564	4,219,550	14,883,108

	$18,651,906	$(25,591,369)	$11,883,264

Includes share-based compensation related to:
Other selling and marketing expenses	$423,490	$292,135	$94,453
General and administrative expenses	6,095,588	2,997,097	1,751,432

	$6,519,078	$3,289,232	$1,845,885

The accompanying notes are an integral part of these consolidated financial statements.

ACORN INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY AND COMPREHENSIVE INCOME (LOSS)

(In US dollars, except share data)

	Acorn International, Inc. shareholders’ equity									Noncontrolling interests	Total equity	Comprehensive income (loss)
	Ordinary shares		Additional paid-in capital	Subscription receivable	Retained earnings	Accumulated other comprehensive income	Treasury stock, at cost		Total
	Shares	Amount					Shares	Amount
Balance at January 1, 2007 (as adjusted)	48,979,394	$489,794	$35,902,165	$(9,289,478)	$21,084,593	$3,029,752	—	$—	$51,216,826	$1,437,796	$52,654,622
Issuance of ordinary shares in initial public offering	23,565,000	235,650	112,994,175	—	—	—	—	—	113,229,825	—	113,229,825
Costs of initial public offering	—	—	(4,344,262)	—	—	—	—	—	(4,344,262)	—	(4,344,262)
Conversion of Series A convertible redeemable preferred shares to ordinary shares upon the completion of initial public offering	17,709,815	177,098	31,872,401	—	—	—	—	—	32,049,499	—	32,049,499
Conversion of Series A-1 convertible redeemable preferred shares to ordinary shares upon the completion of initial public offering	2,882,155	28,822	18,836,902	—	—	—	—	—	18,865,724	—	18,865,724
Collection of subscription receivable	—	—	—	9,289,478	—	—	—	—	9,289,478	—	9,289,478
Exercise of stock options and stock appreciation rights	119,076	1,190	121,152	—	—	—	—	—	122,342	—	122,342
Repurchase of ordinary shares	—	—	—	—	—	—	(2,049,000)	(6,833,124)	(6,833,124)	—	(6,833,124)
Share-based compensation expenses	—	—	6,519,078	—	—	—	—	—	6,519,078	—	6,519,078
Net income	—	—	—	—	18,651,906	—	—	—	18,651,906	7,062,433	25,714,339	$25,714,339
Noncontrolling interests upon formation of a subsidiary	—	—	—	—	—	—	—	—	—	430,000	430,000
Deemed dividend on Series A convertible redeemable preferred shares	—	—	—	—	(53,800)	—	—	—	(53,800)	—	(53,800)
Unrealized losses on available-for-sale securities	—	—	—	—	—	(1,556,316)	—	—	(1,556,316)	—	(1,556,316)	(1,556,316)
Foreign currency translation adjustments	—	—	—	—	—	6,217,549	—	—	6,217,549	311,048	6,528,597	6,528,597

Balance at December 31, 2007 (as adjusted)	93,255,440	$932,554	$201,901,611	$—	$39,682,699	$7,690,985	(2,049,000)	$(6,833,124)	$243,374,725	$9,241,277	$252,616,002	$30,686,620

ACORN INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY AND COMPREHENSIVE INCOME (LOSS)—(Continued)

(In US dollars, except share data)

	Acorn International, Inc. shareholders’ equity									Noncontrolling interests	Total equity	Comprehensive income (loss)
	Ordinary shares		Additional paid-in capital	Subscription receivable	Retained earnings	Accumulated other comprehensive income	Treasury stock, at cost		Total
	Shares	Amount					Shares	Amount
Exercise of stock options	288,066	2,881	460,229	—	—	—	—	—	463,110	—	463,110
Repurchase of ordinary shares	—	—	—	—	—	—	(5,849,241)	(16,378,724)	(16,378,724)	—	(16,378,724)
Issuance of repurchased shares in connection with the acquisition of Yiyang Yukang	—	—	—	—	(4,353,862)	—	2,564,103	7,535,642	3,181,780	—	3,181,780
Share-based compensation expenses	—	—	3,289,232	—	—	—	—	—	3,289,232	—	3,289,232
Net income (loss)	—	—	—	—	(25,591,369)	—	—	—	(25,591,369)	3,629,131	(21,962,238)	$(21,962,238)
Unrealized losses on available-for-sale securities	—	—	—	—	—	(271,849)	—	—	(271,849)	—	(271,849)	(271,849)
Foreign currency translation adjustments	—	—	—	—	—	7,694,371	—	—	7,694,371	693,932	8,388,303	8,388,303

Balance at December 31, 2008 (as adjusted)	93,543,506	$935,435	$205,651,072	$—	$9,737,468	$15,113,507	(5,334,138)	$(15,676,206)	$215,761,276	$13,564,340	$229,325,616	$(13,845,784)

Exercise of stock options	1,242	12	2,050	—	—	—	—	—	2,062	—	2,062
Repurchase of ordinary shares	—	—	—	—	—	—	(1,917,798)	(2,288,136)	(2,288,136)	—	(2,288,136)
Issuance of repurchased shares in connection with the acquisition of Yiyang Yukang	—	—	—	—	(3,047,436)	—	2,564,103	6,351,796	3,304,360	—	3,304,360
Share-based compensation expenses	—	—	1,845,885	—	—	—	—	—	1,845,885	—	1,845,885
Appropriated special dividend	—	—	(29,322,782)	—	—	—	—	—	(29,322,782)	—	(29,322,782)
Net income	—	—	—	—	11,883,264	—	—	—	11,883,264	184,019	12,067,283	$12,067,283

ACORN INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY AND COMPREHENSIVE INCOME (LOSS)—(Continued)

(In US dollars, except share data)

	Acorn International, Inc. shareholders’ equity									Noncontrolling interests	Total equity	Comprehensive income (loss)
	Ordinary shares		Additional paid-in capital	Subscription receivable	Retained earnings	Accumulated other comprehensive income	Treasury stock, at cost		Total
	Shares	Amount					Shares	Amount
Noncontrolling interests upon formation of a subsidiary	—	—	—	—	—	—	—	—	—	758,720	758,720
Noncontrolling interests derecognized upon deconsolidation of Shanghai Yimeng	—	—	—	—	—	—	—	—	—	(13,139,887)	(13,139,887)
Unrealized losses on available-for-sale securities	—	—	—	—	—	2,312,564	—	—	2,312,564	19,965	2,332,529	2,332,529
Foreign currency translation adjustments	—	—	—	—	—	136,490	—	—	136,490	3,700	140,190	140,190

Balance at December 31, 2009	93,544,748	$935,447	$178,176,225	$—	$18,573,296	$17,562,561	(4,687,833)	$(11,612,546)	$203,634,983	$1,390,857	$205,025,840	$14,540,002

The accompanying notes are an integral part of these consolidated financial statements.

ACORN INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In US dollars, except share data)

	For the years ended December 31,
	2007 (As adjusted)	2008 (As adjusted)	2009
Operating activities:
Net income (loss)	$25,714,339	$(21,962,238)	$12,067,283
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Gain on disposition of discontinued operations, net of taxes	—	—	(14,386,301)
Goodwill and intangible assets impairment losses	—	8,667,961	15,247,873
Share-based compensation	6,519,078	3,289,232	1,845,885
Equity in loss of affiliates	—	40,939	416,337
Loss on change in fair value of derivative assets	—	3,275,000	1,306,256
Allowance for doubtful receivables	1,517,638	2,607,753	(3,024,575)
Depreciation and amortization	1,928,016	2,355,726	5,561,533
Loss on disposal of equipment	60,137	20,510	64,463
Deferred income tax benefits	(2,783,136)	(380,698)	(4,625,879)
Realized gain from sales of trading securities	(9,255,911)	(2,177,486)	(1,275,164)
Unrealized (gain) loss on trading securities	(1,449,241)	1,554,429	(302,484)
Accrued interests on available-for-sale securities	(225,556)	190,001	(735,455)

Changes in operating assets and liabilities:
Purchase of trading securities	(44,565,920)	(11,554,176)	(45,906,632)
Proceeds from sales of trading securities	41,757,384	20,648,615	36,112,589
Accounts receivable	(12,432,611)	5,887,247	11,785,575
Notes receivable	(1,348,977)	1,544,011	(2,092,034)
Inventory	(8,568,071)	(5,754,799)	3,118,315
Prepaid advertising expenses	2,232,734	6,481,182	6,449,501
Other prepaid expenses and current assets	1,693,590	(4,507,136)	18,469,172
Purchase of prepaid land use right	—	—	(7,489,280)
Accounts payable	4,488,152	4,775,729	(6,178,250)
Accrued expenses and other current liabilities	5,054,694	3,687,492	(3,442,827)
Notes payable	997,180	2,660,679	(404,854)
Income taxes payable	(20,684)	63,631	(806,305)
Deferred revenue	9,159,076	(554,655)	6,029,869

Net cash provided by operating activities	$20,471,911	$20,858,949	$27,804,611

Investing activities:
Purchase of available-for-sale securities	(20,000,000)	—	(1,355,325)
Redemption of available-for-sale securities by the issuer	—	—	10,000,000
Purchase of property and equipment	(9,248,137)	(2,902,844)	(3,079,508)
Proceeds from disposal of equipment	124,008	56,299	24,773
Purchase of acquired intangible assets	(208,129)	(623,716)	(514,814)
Purchase of other long-term assets	—	(175,072)	(891,379)
Acquisition of Yiyang Yukang, net of cash acquired	—	(6,971,274)	—
Disposal of Shanghai Yimeng, net of cash disposed	—	—	(23,571,819)
Investments in affiliates	—	(1,200,073)	(3,939,801)
Increase in restricted cash	(224,430)	(750,842)	(969,111)

Net cash used in investing activities	$(29,556,688)	$(12,567,522)	$(24,296,984)

ACORN INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

(In US dollars, except share data)

	For the years ended December 31,
	2007 (As adjusted)	2008 (As adjusted)	2009
Financing activities:
Capital contribution from noncontrolling interests	430,000	—	758,720
Proceeds from initial public offering (net of issuance cost of $4,344,262)	108,885,563	—	—
Collection of subscription receivable	9,289,478	—	—
Proceeds from exercise of stock options	122,342	463,110	2,062
Repurchase of ordinary shares	(6,833,124)	(16,378,724)	(2,288,136)
Yiyang Yukang first earn-out payment	—	—	(6,700,000)

Net cash provided by (used in) financing activities	$111,894,259	$(15,915,614)	$(8,227,354)

Effect of exchange rate changes	$5,189,272	$6,529,802	$23,897

Net increase (decrease) in cash and cash equivalents	$107,998,754	$(1,094,385)	$(4,695,830)
Cash and cash equivalents at the beginning of the year	40,744,405	148,743,159	147,648,774

Cash and cash equivalents at the end of the year	$148,743,159	$147,648,774	$142,952,944

Supplemental disclosure of cash flow information:
Income taxes paid	$1,658,178	$1,879,118	$2,567,446

Interest paid	$320	$—	$—

Acquisition of Yiyang Yukang:
Cash consideration		$6,700,000	$6,700,000
Fair value of ordinary shares issued		3,181,780	3,304,360
Direct expenses related to the acquisition		657,757	—
Business combination liability		11,107,375	(10,004,360)

Assets acquired (including intangible asset of $17,632,341)		$21,646,912	$—

Purchase consideration settled in cash		$(7,357,757)	$(6,700,000)
Add: cash and cash equivalents acquired		386,483	—

Cash outflow on the acquisition		$(6,971,274)	$(6,700,000)

Disposition of Shanghai Yimeng:
Total cash received			$10,477,081
Less: cash and cash equivalents disposed			(34,048,900)

Cash outflow on the disposition			$(23,571,819)

The accompanying notes are an integral part of these consolidated financial statements.

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(In US dollars, except share data, unless otherwise stated)

1. Organization and principal activities

Acorn International, Inc. (“Acorn International”) was incorporated in Cayman Islands on December 20, 2005. China DRTV, Inc. (“China DRTV”) was incorporated in the British Virgin Islands (“BVI”) on March 4, 2004.

Acorn International and its subsidiaries and variable interest entities (“VIEs”) (collectively, the “Group”) is an integrated multi-platform marketing company in China which develops, promotes and sells consumer products and services. The Group’s two primary sales platforms are vertically integrated direct sales and a nationwide distribution network. Direct sales platforms include TV direct sales, third-party bank channel sales, catalogs sales, internet sales and direct sales through print media and radio. Direct sales are not only combined with the nationwide distribution network to market and sell the Group’s products and services to consumers, but also used to promote and sell third-party branded products and services to consumers pursuant to joint sales arrangements and marketing services arrangements.

As of December 31, 2009, the subsidiaries and VIEs of Acorn International were as follows:

Name of subsidiaries and variable interest entities	Percentage of ownership	Date of incorporation	Place of incorporation
China DRTV, Inc. (“China DRTV”)	100%	March 4, 2004	BVI
Smooth Profit Limited (“Smooth Profit”)	100%	September 18, 2007	BVI
MK AND T Communications Limited (“MK AND T”)	100%	October 27, 1998	Hong Kong
Emoney Investments Limited (“Emoney”)	100%	October 26, 2007	Hong Kong
Bright Rainbow Investments Limited (“Bright Rainbow”)	100%	October 29, 2007	Hong Kong
Acorn Hong Kong Holdings Limited (“Acorn Hong Kong”)	51%	September 10, 2009	Hong Kong
U King Communication Equipment (Hong Kong) Limited (“U King Hong Kong”)	100%	November 30, 2009	Hong Kong
Shanghai Acorn Advertising Broadcasting Co., Ltd. (“Shanghai Advertising”)	100%	August 19, 2004	PRC
Shanghai HJX Digital Technology Co., Ltd. (“Shanghai HJX”)	100%	August 23, 2004	PRC
Acorn International Electronic Technology (Shanghai) Co., Ltd. (“Acorn Electronic”)	100%	August 23, 2004	PRC
Shanghai An-Nai-Chi Automobile Maintenance Products Co., Ltd. (“Shanghai An-Nai-Chi”)	51%	August 23, 2004	PRC
Acorn Information Technology (Shanghai) Co., Ltd. (“Acorn Information”)	100%	August 27, 2004	PRC
Beijing Acorn Youngleda Oxygen Generating Co., Ltd. (“Beijing Youngleda”)	100%	October 20, 2004	PRC
Yiyang Yukang Communication Equipment Co., Ltd. (“Yiyang Yukang”)	100%	November 29, 2005	PRC
Zhuhai Sunrana Bio-tech Co., Ltd. (“Zhuhai Sunrana”)	51%	June 16, 2006	PRC
Shanghai Acorn Enterprise Management Consulting Co., Ltd. (“Acorn Consulting”)	100%	September 26, 2006	PRC
Zhuhai Acorn Electronic Technology Co., Ltd. (“Zhuhai Acorn”)	100%	November 8, 2006	PRC
Beijing HJZX Software Technology Development Co., Ltd. (“Beijing HJZX”)	100%	January 22, 2007	PRC
Zhongshan Meijin Digital Technology Co., Ltd. (“Zhongshan Meijin”)	75%	February 13, 2007	PRC
Acorn Trade (Shanghai) Co., Ltd. (“Acorn Trade”)	100%	December 14, 2007	PRC
Shanghai Acorn HJX Software Technology Development Co., Ltd. (“HJX Software”)	100%	May 12, 2009	PRC
Beijing Acorn Trade Co., Ltd. (“Beijing Acorn”)	100%	March 19, 1998	PRC
Shanghai Acorn Network Technology Development Co., Ltd. (“Shanghai Network”)	100%	November 2, 2004	PRC

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(In US dollars, except share data, unless otherwise stated)

1. Organization and principal activities—(Continued)

People’s Republic of China (“PRC”) laws and regulations restrict foreign ownership entities engaged in direct sales in China. To comply with PRC laws and regulations, Acorn International conducts its direct sales through two VIEs (Beijing Acorn and Shanghai Network) which hold direct sales licenses. The two VIEs are owned 100% by two PRC nationals: Yang Dongjie (or Don Dongjie Yang), Acorn International’s president, and He Chenghong (or David Chenghong He), Acorn International’s executive officer. Acorn International has entered into various agreements with the two VIEs, including the use of trademarks of Acorn International and exclusive service agreement, entitling Acorn International to receive service fees based on the services provided. In addition, Acorn International has been assigned all voting rights by the owners of the two VIEs through an agreement valid indefinitely, which cannot be amended or terminated except by written consent of all parties. Finally, Acorn International has the option to acquire all the equity interests of the two VIEs once the PRC laws permit.

Through the above arrangements, Acorn International holds all the variable interests of the two VIEs through which it absorbs the majority of the economic risks and rewards of the VIEs and has been determined to be most closely associated with the two VIEs. Therefore, Acorn International is the primary beneficiary of the two VIEs. Accordingly, the financial statements of Beijing Acorn and Shanghai Network have been consolidated with Acorn International as its subsidiaries since they were established.

The following balance sheet amounts of the Group’s two VIEs were included in the Group’s consolidated balance sheets as of December 31, 2008 and 2009:

	December 31,
	2008	2009
Total assets	$27,867,651	$34,171,811

Total liabilities	$31,172,867	$29,284,198

In June 2009, the Group sold 33% equity interests in Shanghai Yimeng Software Technology Co., Ltd. (“Shanghai Yimeng”), previously a subsidiary engaged in development and marketing of CPS stock tracking software. Upon completion of the disposal, the Group owned 18% of equity interests in Shanghai Yimeng and ceased to consolidate Shanghai Yimeng as a subsidiary (refer to Note 4 for details of the discontinuance of the stock tracking software business).

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

(c) Use of estimates

The preparation of financial statements in conformity with US GAAP requires the Group to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(In US dollars, except share data, unless otherwise stated)

2. Summary of principal accounting policies—(Continued)

(c) Use of estimates—(Continued)

and liabilities at the date of the financial statements, as well as the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Significant accounting estimates reflected in the Group’s financial statements include allowance for doubtful accounts, inventory valuation, assumptions related to the valuation of available-for-sale debt securities and embedded derivative, useful lives and impairment of long-lived assets and goodwill, assumptions used in purchase price allocation, assumptions related to the valuation of share-based compensation and related forfeiture rates, assumptions used in determining the fair value of retained noncontrolling investment upon deconsolidation of a former subsidiary, and valuation allowance on deferred tax assets and provision for uncertain tax positions.

(d) Fair value of financial instruments

On January 1, 2008, the Group adopted the provisions of Accounting Standards Codification (“ASC”) 820-10, “Fair Value Measurements and Disclosures—Overall” (previously Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements”), for financial assets and financial liabilities. As permitted by an amendment to ASC 820-10 that the Financial Accounting Standards Board (“FASB”) issued in February 2008 (previously FASB Staff Position No. FAS 157-2, “Effective Date of FASB Statement No. 157”), the Group elected to defer the adoption of ASC 820-10 for the Group’s nonfinancial assets and nonfinancial liabilities until January 1, 2009, except those that are recognized or disclosed at fair value in the consolidated financial statements on a recurring basis. The guidance defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (also referred to as an exit price) and expands disclosure requirements about assets and liabilities measured at fair value. The guidance establishes a hierarchy for inputs used in measuring fair value that gives the highest priority to observable inputs and the lowest priority to unobservable inputs as follows:

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

When available, the Group measures the fair value of financial instruments based on quoted market prices in active markets, valuation techniques that use observable market-based inputs or unobservable inputs that are corroborated by market data. The Group uses valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities measured at fair value are classified in the categories of Level 1, Level 2, and Level 3 based on the lowest level input that is significant to the fair value measurement in its entirety. Pricing information the Group obtains from third parties is internally validated for reasonableness prior to use in the consolidated financial statements. When observable market prices are not readily available, the Group generally estimates the fair value using valuation techniques that rely on alternate market data or inputs that are generally less readily observable from objective sources and are estimated based on pertinent information available at the time of the applicable reporting periods. In certain cases, fair values are not subject to precise quantification or verification and may fluctuate as economic and market factors vary and the Group’s evaluation of those factors changes. Although the Group uses its best judgment in estimating the fair value of these financial instruments, there are inherent limitations in any estimation technique. In these cases, a

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(In US dollars, except share data, unless otherwise stated)

2. Summary of principal accounting policies—(Continued)

(d) Fair value of financial instruments—(Continued)

minor change in an assumption could result in a significant change in its estimate of fair value, thereby increasing or decreasing the amounts of the Group’s consolidated assets, liabilities, equity and net income or loss.

The Group’s financial instruments consist of cash and cash equivalents, restricted cash, short-term investments, accounts receivable, notes receivable, long-term investments, accounts payable and notes payable. For cash and cash equivalents, restricted cash, accounts receivable, notes receivable, accounts payable and notes payable, the carrying amounts of these financial instruments as of December 31, 2008 and 2009 were considered representative of their fair values due to their short terms to maturity.

(e) Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and highly liquid investments which are unrestricted as to withdrawal or use, and which have original maturities of three months or less when purchased.

(f) Restricted cash

Under the notes payable and third-party bank channel sales arrangements with the banks, the Group is required to maintain certain cash balances in the banks based on the amounts of notes payable granted or certain fixed amounts. These balances related to the notes payable and third-party bank channel sales arrangements were reflected as restricted cash in the balance sheet and amounted to $1,278,788 and $2,394,213 as of December 31, 2008 and 2009, respectively.

The restricted cash also included $146,314 and nil as of December 31, 2008 and 2009, respectively, which represented the cash frozen by the court in regard to a pending lawsuit.

(g) Short-term and long-term investments

The Group’s short-term investments consist of trading securities and available-for-sale securities.

The Group’s long-term investments consist of available-for-sale securities and an embedded derivative instrument.

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

Securities not classified as either trading securities or held-to-maturity securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses recorded as a component of accumulated other comprehensive income or loss in equity. Realized gains or losses are recognized in the consolidated statements of operations during the period in which the gains or losses are realized. If the Group

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(In US dollars, except share data, unless otherwise stated)

2. Summary of principal accounting policies—(Continued)

(g) Short-term and long-term investments—(Continued)

determines that a decline in the fair value of the individual available-for-sale security is other-than-temporary, the cost basis of the security is written down to the fair value as a new cost basis and the amount of the write-down is accounted for as a realized loss. The new cost basis will not be changed for subsequent recoveries in fair value. The Group reviews several factors to determine whether a loss is other-than-temporary. These factors include, but are not limited to, the: (1) nature of the investment; (2) cause and duration of the impairment; (3) extent to which fair value is less than cost; (4) financial conditions and near term prospects of the issuers; and (5) the Group’s ability to hold the security for a period of time sufficient to allow for any anticipated recovery of its amortized cost or fair value.

On April 1, 2009, the Group adopted an amendment to ASC 320-10, “Investments in Debt and Equity Securities—Overall” (previously FASB Staff Position FAS 115-2 and 124-2), regarding the other-than-temporary impairment model for debt securities. The amended guidance requires an entity to recognize other-than-temporary impairment in earnings if an investor has the intent to sell the debt security or if it is more-likely-than-not that the investor will be required to sell the debt security before recovery of its amortized cost basis. Additionally, an entity must evaluate expected cash flows to be received and determine if credit-related losses on debt securities exist, which are considered to be other-than-temporary impairment recognized in earnings (refer to Note 5 for the impact of the adoption of ASC 320-10 on the Group’s consolidated financial statements).

Available-for-sale securities not expected to be realized in cash or sold in the next normal operating cycle of the business are classified as long-term investments.

(h) Derivative instruments

The Group holds investment in securities that meet the definition of a derivative instrument, including investment in share options of a Japanese public company. In addition, one of the Group’s long-term investments contains an embedded derivative instrument that is linked to an equity index and an interest rate index. The embedded derivative is bifurcated from the host contract for separate accounting.

Derivative instruments are recognized as assets or liabilities and measured at fair value initially and at the end of each reporting period. Changes in fair value of the derivatives are recorded in the consolidated statements of operations. The Group’s derivative instruments do not qualify for hedge accounting.

The balances of the share options of the Japanese public company are presented in other long-term assets in the consolidated balance sheets. The balances of the embedded derivative and the host security are combined in one line and presented in long-term investments in the consolidated balance sheets.

(i) Inventory

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

(j) Prepaid land use right

In January 2009, the Group obtained a 50-year land use right of a piece of land in Qingpu district of Shanghai for an aggregate cash consideration of $7,489,280. The land use right is valued at cost less accumulated amortization. Amortization is computed using the straight-line method over its useful lives of 50 years.

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(In US dollars, except share data, unless otherwise stated)

2. Summary of principal accounting policies—(Continued)

(k) Property and equipment, net

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

(l) Acquired intangible assets, net

Acquired intangible assets, which consist primarily of distribution networks, trademarks, securities investment advisory service license, patents and assembled and trained workforce, are valued at cost less accumulated amortization. Amortization is computed using the straight-line method over their expected useful lives of 3 to 15 years.

(m) Impairment of long-lived assets

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

(n) Investment in affiliates

The affiliated companies in which the Group has non-significant influence are accounted for using cost method of accounting. Dividends received that are distributed from the net accumulated earnings of the investee are recognized in the Group’s consolidated statements of operations. Dividends received in excess of earnings are recorded as reductions of cost of the investment. A series of operating losses of the investee or other factors may indicate that a decrease in value of the investment has occurred which is other-than-temporary and should accordingly be recognized.

The affiliated companies in which the Group has significant influence are accounted for using equity method of accounting. The share of earnings or losses of the investee are recognized in the Group’s consolidated statements of operations and adjusts the carrying amount of the investment. Dividends received reduce the carrying amount of the investment. A series of operating losses of the investee or other factors may indicate that a decrease in value of the investment has occurred which is other-than-temporary and should accordingly be recognized even though the decrease in value is in excess of what would otherwise be recognized by application of the equity method of accounting.

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(In US dollars, except share data, unless otherwise stated)

2. Summary of principal accounting policies—(Continued)

(o) Goodwill

The Group performs a two-step goodwill impairment test on an annual basis. The first step compares the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The fair value of each reporting unit is estimated using the expected present value of future cash flows. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. Goodwill is reviewed at least annually for impairment, or earlier if there is an indication of impairment.

In 2007, the Group performed an annual goodwill impairment test on April 30. In 2008, the Group changed the annual goodwill impairment testing day to October 1, so in 2008 the Group performed the goodwill impairment test on both April 30 and October 1. This change is considered preferable because it allows the Group to use more current financial information and matches the Group’s business plan timing. This change in the method of applying accounting principle does not delay, accelerate or avoid an impairment charge or affect the Group’s financial statements.

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

The carrying amount of goodwill allocated by segment for the years ended December 31, 2008 and 2009 were as follows:

	Direct sales	Distribution sales	Total
Balance at January 1, 2008	$1,481,777	$6,090,088	$7,571,865
Impairment loss recognized during the year	(1,481,777)	(6,090,088)	(7,571,865)

Balance at December 31, 2008	$—	$—	$—
Impairment loss recognized during the year	—	—	—

Balance at December 31, 2009	$—	$—	$—

The changes in the gross amount and accumulated impairment losses of goodwill for the year ended December 31, 2008 were as follows:

	Gross amount	Accumulated impairment loss	Net amount
Balance at January 1, 2008	$7,571,865	$—	$7,571,865
Impairment loss recognized	—	(7,571,865)	(7,571,865)

Balance at December 31, 2008	$7,571,865	$(7,571,865)	$—

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(In US dollars, except share data, unless otherwise stated)

2. Summary of principal accounting policies—(Continued)

(p) Revenue recognition

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

Under marketing services arrangements, the Group provides a TV direct sales marketing plan, the related TV advertising time and call center support to third parties for a fixed fee. Marketing services revenues are recognized ratably over the contractual period of the arrangements. The related costs, including TV advertising expenses, are classified as cost of direct sales net revenues.

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

The Group conducted promotional activities of direct sales primarily through the use of cash coupon discounts and the membership-based loyalty program which includes membership points. All such costs are netted against revenues at the time the revenue is recorded. The Group uses historical trend experience to accrue for cash coupon discounts and membership points.

The Group relies on China Express Mail Service Corporation (“EMS”) and local delivery companies to provide the Group data as to their successful deliveries for the Group’s direct sales products. EMS and local delivery companies regularly report product delivery information. Direct sales net revenues for 2007, 2008 and 2009 reflected actual delivery information received from EMS and local delivery companies to ensure the Group did not recognize revenues on unsuccessful deliveries. For unsuccessful deliveries, EMS and local delivery companies are required to return the undelivered products to the Group. It generally takes two to three weeks for EMS to return the undelivered products to the Group whereas it generally takes seven days for local delivery companies to do so.

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

Software revenue recognition

The Group generated revenues from annual subscription fees from subscribers for the Group’s stock tracking software which includes access to the Group’s initial software CD containing data analysis tools and services. Upon receipt of the upfront cash payments from the subscriber, the Group provides an access code to

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(In US dollars, except share data, unless otherwise stated)

2. Summary of principal accounting policies—(Continued)

(p) Revenue recognition—(Continued)

the subscriber and activates the subscriber’s account when the subscriber first logs on. This commences the one-year subscription period and the full payment is deferred and recognized ratably over the one-year subscription period. After the initial subscription period, the subscribers can register for an additional one year renewal. The pricing of the initial subscription fee and renewal fee is same regardless of whether it is sold by the Group directly or through the Group’s distribution network. Because the data services are essential to the functionality of the software analysis tools, the Group recognizes revenue ratably over the one-year subscription period. In June 2009, the Group discontinued its stock tracking software business and included a gain from disposition and its results prior to the disposition in income from discontinued operations in the consolidated statements of operations (refer to Note 4 for details of the discontinuance of the stock tracking software business).

The Group estimates the amount of sales returns and cost of product warranty replacements based on the products’ historical trend of sales returns and current economic trends including market acceptance of new and existing products. In 2007, 2008 and 2009, the sales returns and warranty replacements were insignificant.

The Group presented revenues net of sales taxes incurred. The sales taxes amounted to $825,022, $209,469 and $195,923 for the years ended December 31, 2007, 2008 and 2009, respectively. Before subtracting sales taxes, gross direct sales were $182,138,800, $167,156,706 and $160,553,758 and gross distribution sales were $66,723,231, $67,190,184 and $127,227,785 for the years ended December 31, 2007, 2008 and 2009, respectively.

(q) Advertising expenses

The Group records cash advances to the advertising companies as prepaid advertising expenses in the consolidated balance sheets. The Group then expenses the prepaid advertising expenses as the advertisement is shown.

(r) Shipping and handling costs

The Group records costs incurred for shipping and handling as part of other selling and marketing expenses in the consolidated statements of operations. Shipping and handling costs were $7,216,096, $9,992,238 and $12,431,793 for the years ended December 31, 2007, 2008 and 2009, respectively.

(s) Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating leases. Payments made under operating leases are charged to the consolidated statements of operations on a straight-line basis over the lease periods.

(t) Government subsidies

The Group receives unrestricted government subsidies from local governmental agencies for certain taxes paid by the Group which include value-added, business and income taxes. The Group records unrestricted government subsidies as other operating income in the consolidated statements of operations.

The government subsidies in 2007, 2008 and 2009 were $1,789,900, $3,669,893 and $5,094,301, respectively.

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(In US dollars, except share data, unless otherwise stated)

2. Summary of principal accounting policies—(Continued)

(u) Income taxes

Current income taxes are provided for in accordance with the relevant statutory tax laws and regulations.

Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. Net operating losses are carried forward and credited by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of the Group, it is more-likely-than-not that some portion or all of the deferred tax assets will not be realized. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on the characteristics of the underlying assets and liabilities, or the expected timing of their use when they do not relate to a specific asset or liability.

The Group recognizes the impact of an uncertain income tax position at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority. The Group classifies interests and penalties related to income tax matters in income tax expense.

(v) Foreign currency translation

The functional currency and reporting currency of Acorn International, China DRTV, Smooth Profit, MK AND T, Emoney, Bright Rainbow, Acorn Hong Kong and U King Hong Kong are the United States dollar (“US dollar”). Monetary assets and liabilities denominated in currencies other than the US dollar are translated into the US dollar at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the US dollar during the year are converted into US dollar at the applicable rates of exchange prevailing on the first day of the month in which the transactions occurred. Transaction gains and losses are recognized in the consolidated statements of operations.

The financial records of the Group’s PRC subsidiaries and VIEs are denominated in its local currency, the Renminbi (“RMB”), which is the functional currency. Assets and liabilities are translated at the exchange rates at the balance sheet date. Equity accounts are translated at historical exchange rates. Revenues, expenses, gains and losses are translated using the average rate for the period. Translation adjustments are reported as cumulative translation adjustments and are shown as a separated component of accumulated other comprehensive income in the consolidated statements of changes in equity and comprehensive income (loss).

The aggregated gains through foreign currency transactions in 2007 and 2008 were $486,471, $542,423 and losses through foreign currency transactions in 2009 were $1,925.

The RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in China’s foreign exchange trading system market. The Group’s aggregate amount of cash and cash equivalents and restricted cash denominated in RMB amounted to RMB589,841,731 and RMB605,716,689 as of December 31, 2008 and 2009, respectively.

(w) Comprehensive income (loss)

Comprehensive income (loss) includes all changes in equity except those resulting from investments by owners and distributions to owners and is comprised of net income (loss), unrealized gains and losses on available-for-sale securities and foreign currency translation adjustments. Comprehensive income (loss) is reported in the consolidated statements of changes in equity and comprehensive income (loss).

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(In US dollars, except share data, unless otherwise stated)

2. Summary of principal accounting policies—(Continued)

(x) Concentration of credit risk

Financial instruments that potentially expose the Group to concentration of credit risk consist primarily of cash and cash equivalents, restricted cash, available-for-sale securities, derivative instruments, accounts receivable and notes receivable. All of the Group’s cash and cash equivalents and restricted cash are held with financial institutions that the Group believes to be high credit quality. The Group’s available-for-sale securities and derivative instruments are issued by financial institutions and a Japanese public company listed on the JASDAQ with high credit ratings. The Group conducts credit evaluations of customers and generally does not require collateral or other security from its customers. The Group establishes an allowance for doubtful accounts primarily based on the age of the receivables and factors surrounding the credit risk of specific customers.

The Group mainly engaged EMS to deliver products to customers and to collect cash from the customers for direct sales gross revenues through direct sales platforms. As of December 31, 2008 and 2009, accounts receivables from EMS were $9,010,888 and $2,173,542, respectively. These amounts represented 32.52% and 12.76% of the total accounts receivables as of December 31, 2008 and 2009, respectively.

(y) Share-based compensation

Share-based compensation cost is measured at grant date, based on the fair value of the award, and recognized in expense over the requisite service period. The Group has made an estimate of expected forfeitures and is recognizing compensation costs only for those equity awards to vest.

(z) Income (loss) per share

The Group has determined that its Series A convertible redeemable preferred shares and Series A-1 convertible redeemable preferred shares are participating securities as the preferred shares participate in undistributed earnings on the same basis as the ordinary shares. Accordingly, the Group has used the two-class method of computing income per share under which income per share is computed for ordinary and preferred shares according to participation rights in undistributed earnings. Under this method, net income applicable to holders of ordinary shares is allocated on a pro rata basis to the ordinary and preferred shares to the extent that each class may share in income for the period had been distributed. Diluted income per share is computed using the more dilutive of (a) the two-class method or (b) the if-converted method. For the period from January 1, 2007 to the Group’s initial public offering (“IPO”) on May 3, 2007, the application of the two-class method was more dilutive than the if-converted method. The preferred shares have been converted into ordinary shares upon the completion of the IPO, the two-class method of computing income per share ceased to apply on the conversion date.

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(In US dollars, except share data, unless otherwise stated)

2. Summary of principal accounting policies—(Continued)

(z) Income (loss) per share—(Continued)

The computation of basic and diluted income (loss) per ordinary share from continuing operations and discontinued operations for the years ended December 31, 2007, 2008 and 2009 was as follows:

	For the years ended December 31,
	2007	2008	2009
Numerator:
Net income (loss) attributable to Acorn International, Inc. from continuing operations	$11,270,342	$(29,810,919)	$(2,999,844)
Deemed dividend on Series A convertible redeemable preferred shares	(48,729)	—	—
Income allocated to Series A and Series A-1 convertible redeemable preferred shares for participating rights to dividends	(2,492,040)	—	—

Income (loss) attributable to holders of ordinary shares from continuing operations—basic and diluted	$8,729,573	$(29,810,919)	$(2,999,844)

Net income attributable to Acorn International, Inc. from discontinued operations	$7,381,564	$4,219,550	$14,883,108
Deemed dividend on Series A convertible redeemable preferred shares	(5,071)	—	—
Income allocated to Series A and Series A-1 convertible redeemable preferred shares for participating rights to dividends	(260,079)	—	—

Income attributable to holders of ordinary shares from discontinued operations—basic and diluted	$7,116,414	$4,219,550	$14,883,108

Denominator:
Weighted average ordinary shares outstanding—basic	77,738,701	86,856,467	88,174,675
Stock options and stock appreciation rights	6,734,246	—	—

Weighted average ordinary shares outstanding—diluted	84,472,947	86,856,467	88,174,675

Income (loss) per ordinary share:
—continuing operations	$0.11	$(0.34)	$(0.04)
—discontinued operations	0.09	0.05	0.17

Basic	$0.20	$(0.29)	$0.13

—continuing operations	$0.10	$(0.34)	$(0.04)
—discontinued operations	0.09	0.05	0.17

Diluted	$0.19	$(0.29)	$0.13

The Group had 1,824,646, 16,020,975 and 15,709,569 weighted average stock options and stock appreciation rights (“SAR”) outstanding in 2007, 2008 and 2009, respectively, which could have potentially diluted income per share in the future, but were excluded in the computation of diluted income (loss) per share in those periods, as their exercise prices were above the average market share prices in 2007, and the Group had net loss attributable to holders of ordinary shares from continuing operations in 2008 and 2009.

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(In US dollars, except share data, unless otherwise stated)

2. Summary of principal accounting policies—(Continued)

(aa) Noncontrolling interest

On January 1, 2009, the Group adopted ASC 810-10-65, “Consolidations—Overall—Transition and Open Effective Date Information” (previously SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51”). A noncontrolling interest in a subsidiary or VIE of the Group represents the portion of the equity (net assets) in the subsidiary or VIE not directly or indirectly attributable to the Group. This pronouncement requires noncontrolling interests to be presented as a separate component of equity in the consolidated balance sheet and modifies the presentation by requiring earnings and other comprehensive income to be attributed to controlling and noncontrolling interests. The presentation regarding noncontrolling interests was retrospectively applied for all the periods presented.

As a result of the adoption of this accounting standard, the Group retrospectively (1) reclassified $9,241,277 and $13,564,340 of minority interests to noncontrolling interests, a component of equity as of December 31, 2007 and 2008, respectively, and (2) presented $7,062,433 and $3,629,131 of minority interests, previously deducted from net income (loss) for the years ended December 31, 2007 and 2008, respectively, as an adjustment to net income (loss) to arrive at net income (loss) attributable to Acorn International, Inc. in the consolidated statements of operations.

For the year ended December 31, 2009, the Group derecognized $13.1 million noncontrolling interests in Shanghai Yimeng in its consolidated statement of changes in equity and comprehensive income (loss). Prior to the deconsolidation of Shanghai Yimeng in June 2009, Shanghai Yimeng declared cash dividends of $30.0 million pro rata to its existing shareholders, of which the noncontrolling interest holders were entitled to receive $14.7 million. The cash dividends were recorded to reduce the balance of noncontrolling interests when the dividends were declared. The negative carrying amount of the noncontrolling interests in Shanghai Yimeng of $1.6 million was derecognized upon deconsolidation.

(bb) Recently issued accounting pronouncements

In June 2009, the FASB issued amendments to ASC 860-10, “Transfers and Servicing—Overall” (previously SFAS No. 166, “Accounting for Transfers of Financial Assets”). The amendments limit the circumstances in which a financial asset, or a portion of a financial asset, should be derecognized when the transferor has not transferred the entire original financial asset to an entity that is not consolidated with the transferor in the financial statements being presented, and/or when the transferor has continuing involvement with the transferred financial asset. The new guidance in ASC 860-10 is effective for financial asset transfers occurring after the beginning of an entity’s first fiscal year that begins after November 15, 2009, or January 1, 2010 for companies reporting earnings on a calendar-year basis. The adoption of this new guidance is not expected to have a material impact on the Group’s financial position, results of operations or cash flows.

In June 2009, the FASB issued amendments to ASC 810-10, “Consolidation—Overall” (previously SFAS 167, “Amendments to FASB Interpretation No. 46(R)”). This accounting standard eliminates exceptions of the previously issued pronouncement to consolidating qualifying special purpose entities, contains new criteria for determining the primary beneficiary, and increases the frequency of required reassessments to determine whether a company is the primary beneficiary of a variable interest entity. This accounting standard also contains a new requirement that any term, transaction, or arrangement that does not have a substantive effect on an entity’s status as a variable interest entity, a company’s power over a variable interest entity, or a company’s obligation to absorb losses or its right to receive benefits of an entity must be disregarded in applying the provisions of the previously issued pronouncement. This accounting standard will be effective for the Group’s

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(In US dollars, except share data, unless otherwise stated)

2. Summary of principal accounting policies—(Continued)

(bb) Recently issued accounting pronouncements—(Continued)

fiscal year beginning January 1, 2010. The adoption of this new guidance is not expected to have a material impact on the Group’s financial position, results of operations or cash flows.

In August 2009, the FASB issued Accounting Standards Update (“ASU”) 2009-05, “Fair Value Measurements and Disclosures (Topic 820)—Measuring Liabilities at Fair Value”. ASU 2009-05 amends ASC 820-10, “Fair Value Measurements and Disclosures—Overall”, for the fair value measurement of liabilities. It provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure the fair value using (1) a valuation technique that uses the quoted price of the identical liability when traded as an asset or quoted prices for similar liabilities or similar liabilities when traded as assets or (2) another valuation technique that is consistent with the principles of Topic 820. It also clarifies that when estimating the fair value of a liability, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of the liability and that both a quoted price in an active market for the identical liability at measurement date and that the quoted price for the identical liability when traded as an asset in an active market when no adjustments to the quoted price of the asset are required are Level 1 fair value measurements. The provisions of ASU 2009-05 are effective for the first reporting period (including interim periods) beginning after January 1, 2010. Early application is permitted. The adoption of this new guidance is not expected to have a material impact on the Group’s financial position, results of operations or cash flows.

In October 2009, the FASB issued ASU 2009-13, “Revenue Recognition (Topic 605)—Multiple- Deliverable Revenue Arrangements” (previously EITF 08-1, “Revenue Arrangements with Multiple Deliverables”). This ASU addresses the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than as a combined unit. Specifically, this guidance amends the criteria for separating consideration in multiple-deliverable arrangements. This guidance establishes a selling price hierarchy for determining the selling price of a deliverable, which is based on: (a) vendor-specific objective evidence; (b) third-party evidence; or (c) estimates. This guidance also eliminates the residual method of allocation and requires that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. In addition, this guidance significantly expands required disclosures related to a vendor’s multiple-deliverable revenue arrangements. This accounting standard will be effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. The Group is currently evaluating the impact of adoption on its consolidated financial statements.

In January 2010, the FASB issued ASU 2010-06, “Fair Value Measurements and Disclosures (Topic 820)—Improving Disclosures about Fair Value Measurements”. ASU 2010-06 amends ASC 820 (formerly SFAS 157) to add new requirements for disclosures about (1) the different classes of assets and liabilities measured at fair value, (2) the valuation techniques and inputs used, (3) the activity in Level 3 fair value measurements, and (4) the transfers between Levels 1, 2, and 3. The guidance in ASU 2010-06 is effective for the first reporting period beginning after December 15, 2009, except for the requirement to provide the Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. In the period of initial adoption, entities will not be required to provide the amended disclosures for any previous periods presented for comparative purposes. However, those disclosures are required for periods ending after initial adoption. Early adoption is permitted. The Group is currently evaluating the impact of adoption on its consolidated financial statements.

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(In US dollars, except share data, unless otherwise stated)

3. Acquisition

On December 24, 2008, the Group completed its acquisition of 100% equity interests of Yiyang Yukang, a cell phone producer and distributor in the PRC, pursuant to the terms of the definitive agreement entered into on December 18, 2008. Under the agreement, the Group acquired Yiyang Yukang for an initial purchase price of $6,700,000 in cash and 2,564,103 of its ordinary shares at a fair value of $3,181,780 in aggregate, based on average market price of the Group’s ordinary shares for a reasonable period before and after the date of the agreement. The Group shall additionally pay up to three earn-out payments equivalent to the maximum amount of $37.1 million in a combination of cash and ordinary shares, contingent on Yiyang Yukang meeting certain earnings targets in 2008 to 2010. The ordinary shares repurchased through the Group’s share repurchase program were used for the acquisition. The Group’s total expenses related to the acquisition were $657,757. A business combination liability resulted from the acquisition and amounted to $11,107,375 as of December 31, 2008.

In 2009, Yiyang Yukang met the first earn-out payment earnings target for the year 2008 and the first quarter of 2009. The Group paid out $6,700,000 in cash and 2,564,103 of its ordinary shares at a fair value of $3,304,360 in aggregate, based on average market price of the Group’s ordinary shares for a reasonable period before and after the date of the agreement. In addition, Yiyang Yukang did not meet the second earn-out payment earnings target for the year 2009 and the Group did not need to pay the second earn-out payment. The maximum amount of the third earn-out payment is $14.7 million, contingent on Yiyang Yukang meeting earnings target for the year 2010. The business combination liability after the first earn-out payment amounted to $1,103,015 as of December 31, 2009.

The Group believes that the acquisition will provide it a strong pipeline of mid-to-high end, differentiated and branded cell phone products as well as strengthening its distribution capability in the PRC.

The following table represented the purchase price payments as of December 31, 2009:

Initial cash consideration	$6,700,000
Cash consideration as a result of first contingent consideration resolved	6,700,000
Fair value of initial ordinary shares issued	3,181,780
Fair value of ordinary shares issued as a result of first contingent consideration resolved	3,304,360
Direct expenses related to the acquisition	657,757
Business combination liability	1,103,015

Total	$21,646,912

The assets acquired and liabilities assumed in the acquisition were as follows:

		Amortization Period
Tangible assets	$22,298,973
Liabilities incurred	(14,702,833)
Intangible asset—distribution network	17,632,341	8 years
Deferred tax liability on intangible asset amortization	(3,581,569)	8 years

Total	$21,646,912

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(In US dollars, except share data, unless otherwise stated)

3. Acquisition—(Continued)

The transaction was accounted using the purchase method of accounting, and accordingly, the acquired assets were recorded at their estimated fair values on the acquisition date. When the contingency is resolved and the third earn-out payment becomes issuable, the excess of the fair value of the third earn-out payment over the business combination liability will be recorded to goodwill as additional purchase price. If the business combination liability exceeds the fair value of the third earn-out payment, the excess will be allocated as a pro rata reduction to the amounts assigned to certain acquired assets.

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

4. Disposal of stock tracking software business

In June 2009, in order to focus on the Group’s core competency and enhance operating efficiency, the Group sold 33% of its equity interests in Shanghai Yimeng, a company engaged in development and marketing CPS stock tracking software. Shanghai Yimeng was established in December 2005 with 51% of its equity interests held by the Group and 49% by Shanghai Yimeng Digital Technology Co., Ltd., a third party. The Group sold the 33% equity interests to a shareholder of Shanghai Yimeng Digital Technology Co., Ltd. for a total cash consideration of $10.5 million. The gain on deconsolidation of $16.4 million was calculated as the difference between: a) the aggregate of (1) the cash consideration received of $10.5 million, (2) the fair value of the retained 18% equity interests of $4.2 million, (3) the 49% noncontrolling interests with a negative carrying amount of $1.6 million, and b) Shanghai Yimeng’s net assets with a negative carrying amount of $3.3 million. The resulting gain on disposition of $16.4 million was included in income from discontinued operations for the year ended December 31, 2009. The income tax expenses on the gain of disposition was $2.0 million. There were no remaining assets or liabilities associated with discontinued operations in the consolidated balance sheet as of December 31, 2009.

Accordingly, the discontinued operations were retrospectively reflected for all the years presented in the consolidated statements of operations. The following shows summarized operating results reported as discontinued operations for the years ended December 31, 2007, 2008 and 2009:

	For the years ended December 31,
	2007	2008	2009
Net revenues	$14,260,446	$16,530,024	$7,447,940

Income from discontinued operations before income taxes	$13,156,605	$9,036,863	$17,207,914
Income tax (expenses) benefits	1,317,054	(763,234)	(1,845,225)

Income from discontinued operations	$14,473,659	$8,273,629	$15,362,689

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(In US dollars, except share data, unless otherwise stated)

5. Short-term and long-term investments

Trading securities

The Group’s trading securities were marketable equity shares. The cost and fair value of the trading securities as of December 31, 2008 and 2009 were as follows:

	December 31,
	2008		2009
	Cost	Fair value	Cost	Fair value
Trading securities	$9,104,901	$10,088,054	$17,254,651	$18,572,790

Investment gain (loss) of trading securities for the years ended December 31, 2007, 2008 and 2009 consisted of the following and was included in the other income (expenses) in the consolidated statements of operations:

	For the years ended December 31,
	2007	2008	2009
Realized gain from sales of trading securities	$7,817,094	$426,004	$1,210,816
Unrealized holding gain (loss)	111,612	(155,445)	333,137

Total investment gain	$7,928,706	$270,559	$1,543,953

Available-for-sale securities

The Group’s available-for-sale securities represent investments in 950,000 shares of the ordinary shares of a Japanese company listed on JASDAQ securities exchange, which was acquired in November 2009 (refer to Note 6 for the terms of the investment in equity shares of the Japanese company), and two index-linked notes (“Note A” and “Note B”), each with a principal of USD10,000,000.

In June 2007, the Group purchased Note A from a bank. Note A has a contractual variable interest rate ranging from 0%-8% (increased to 9% and 10% in years 6-10 and 11-15, respectively), computed based on the number of days in which the 6-month USD-LIBOR rate is within a stated range. Interests are paid at fixed intervals on a quarterly basis. Interests received on Note A for the years ended December 31, 2007, 2008 and 2009 were $435,556, $800,000 and $164,445, respectively, which was included in the other income in the consolidated statements of operations. The issuer has an option to call the note before or at maturity for an amount equal to principal plus any unpaid interests. Note A matures on June 14, 2022. On March 14, 2009, Note A was called by the issuer for an amount equal to principal plus all unpaid interests. The Group received the total redemption value on March 16, 2009 with no realized gain or loss recognized in 2009.

In August 2007, the Group purchased Note B from a bank. Note B has a contractual variable interest rate ranging from 0%-12%, computed based on the number of days in which both the Nikkei 225 index and the 3-month USD-LIBOR-BBA are above or within the stated ranges, respectively. Interests are paid at fixed intervals on a quarterly basis. Interests received on Note B for the years ended December 31, 2007, 2008 and 2009 were $490,000, $31,740 and nil, respectively, which was included in the other income in the consolidated statements of operations. The issuer has an option to call the note before or at maturity for an amount equal to principal plus any unpaid interests. Note B matures on August 3, 2019.

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(In US dollars, except share data, unless otherwise stated)

5. Short-term and long-term investments—(Continued)

Available-for-sale securities—(Continued)

Note B contains an embedded derivative instrument that is linked to an equity index and an interest rate index. The embedded derivative is bifurcated from the debt host for separate accounting and is measured at fair value initially and at the end of each reporting period (refer to Note 6). The debt host is accounted for as an available-for-sale security. The initial fair values of the embedded derivative and the debt host were $5,287,940 and $4,712,060, respectively.

Upon adoption of ASC 320-10, “Investments in Debt and Equity Securities—Overall” (previously FASB Staff Position FAS 115-2 and 124-2) effective on April 1, 2009, the Group determined that credit-related losses with respect to the Note B debt host were insignificant and did not recognize credit-related losses in earnings or make any adjustments to the cumulative net unrealized loss of $80,058 included in accumulated other comprehensive income in the consolidated balance sheet.

The cost and fair value of the available-for-sale securities as of December 31, 2009 were as follows:

	Cost	Unrealized gain	Accrued interest	Estimated fair value
Note B—debt host	$4,712,060	$463,620	$771,010	$5,946,690
Equity shares of the Japanese company	1,355,325	40,744	—	1,396,069

	$6,067,385	$504,364	$771,010	$7,342,759

The cost and fair value of the available-for-sale securities as of December 31, 2008 were as follows:

	Cost	Unrealized loss	Accrued interest	Estimated fair value
Note A	$10,000,000	$(378,165)	$35,555	$9,657,390
Note B—debt host	4,712,060	(1,450,000)	—	3,262,060

	$14,712,060	$(1,828,165)	$35,555	$12,919,450

The short-term investments as of December 31, 2008 and 2009 were as follows:

	December 31,
	2008	2009
Trading securities	$10,088,054	$18,572,790
Note A	9,657,390	—

	$19,745,444	$18,572,790

The long-term investments as of December 31, 2008 and 2009 were as follows:

	December 31,
	2008	2009
Note B—debt host	$3,262,060	$5,946,690
Note B—embedded derivative	2,012,940	677,310
Equity shares of the Japanese company	—	1,396,069

	$5,275,000	$8,020,069

In 2009, the Group re-evaluated its investment in Note B and bifurcated the embedded derivative contained in the debt host security. In 2007 and 2008 this adjustment is immaterial. The Group believes the current presentation and bifurcation of the embedded derivative more accurately reflects the hybrid instrument.

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(In US dollars, except share data, unless otherwise stated)

6. Derivative instruments

In September 2009, the Group and two third parties formed Acorn Hong Kong for the purpose of establishing business alliance relationship with and invest in a Japanese company listed on JASDAQ securities exchange. The Group and the other two parties each held 51.0%, 19.5% and 29.5% equity interests in Acorn Hong Kong, respectively. As the Group held controlling interests in Acorn Hong Kong, the Group consolidated Acorn Hong Kong since its inception. In November 2009, Acorn Hong Kong purchased 950,000 ordinary shares and 450 options each to subscribe for 1,000 ordinary shares of the Japanese company for cash consideration of $1,541,142. Acorn Hong Kong held less than 20% of the equity interests of the Japanese company and does not have the ability to exercise significant influence in the operations of the Japanese company. The Group recorded the investment in 950,000 ordinary shares as an available-for-sale security (refer to Note 5). The 450 options are fully vested, non-forfeitable, and exercisable in three years. The Group recorded $185,818 for the original estimated fair value of the share options in other long-term assets. The share options are considered a derivative instrument and are therefore marked to market at the end of each reporting period based on the market price of the underlying ordinary shares. The share options were valued at $215,192 as of December 31, 2009. Accordingly, the Group recorded a gain of $29,374 due to changes in the fair value of the derivative as an increase in other long-term assets and other income in 2009 (refer to Note 7 for disclosure of the method and assumptions used in determining the fair value of the share options).

The Group’s investment in Note B contains an embedded derivative instrument that is linked to an equity index and an interest rate index. The embedded derivative has been bifurcated and accounted for at fair value with changes in the fair value recorded in the consolidated statements of operations. On the date when Note B was issued, the Group recorded $5,287,940 initial estimated fair value of the embedded derivative in long-term investments on the consolidated balance sheet. The embedded derivative was valued at $2,012,940 and $677,310 as of December 31, 2008 and 2009. In 2008 and 2009, the Group recorded losses due to changes in the fair value of the embedded derivative of $3,275,000 and $1,335,630, respectively, which were included in the other expenses in the consolidated statements of operations (refer to Note 7 for disclosure of the method and assumptions used in determining the fair value of the embedded derivative).

7. Fair value measurement

The Group did not have any liabilities measured at fair value on a recurring or non-recurring basis for the years ended December 31, 2008 and 2009.

Assets measured at fair value on a recurring basis

As of December 31, 2009, the Group’s assets measured at fair value on a recurring basis subsequent to initial recognition were as follows:

	Fair value measurements using
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Trading securities	$18,572,790	$—	$—	$18,572,790
Note B	—	—	6,624,000	6,624,000
Equity shares of the Japanese company	1,396,069	—	—	1,396,069
Share options of the Japanese company	—	215,192	—	215,192

	$19,968,859	$215,192	$6,624,000	$26,808,051

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(In US dollars, except share data, unless otherwise stated)

7. Fair value measurement—(Continued)

Assets measured at fair value on a recurring basis—(Continued)

As of December 31, 2008, the Group’s assets measured at fair value on a recurring basis subsequent to initial recognition were as follows:

	Fair value measurements using
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Trading securities	$10,088,054	$—	$—	$10,088,054
Note A and Note B	—	—	14,932,390	14,932,390

	$10,088,054	$—	$14,932,390	$25,020,444

Investments in trading securities consist of marketable equity shares measured using the closing stock prices from the exchange market as of the measurement date; as such, they are classified as Level 1 instruments.

The equity shares of the Japanese company measured using the closing stock prices from the exchange market as of the measurement date; as such, they are classified as Level 1 instruments.

The fair value of the share options requires the observable inputs directly or indirectly obtained from active markets, including the Japanese company’s stock price, volatility, interest rate, dividends, marketability and expected return requirements. The Group used the Black-Scholes-Merton option-pricing model to determine the fair value of the share options. As such, the derivative asset is classified as a Level 2 instrument.

Note A and Note B (including the embedded derivative) are index-linked notes measured using a discounted cash flow projection on principal and interest based on assumptions supported by, derived or implied from quoted market prices or rates, adjusted for the specific features of these instruments. They are classified as Level 3 instruments. Determining the appropriate fair value model and calculating the fair value of these instruments require the input of significant estimates and assumptions, some of which are unobservable. The significant estimates and assumptions include comparable bonds issued by the same issuer, risk-free interest rates, global banking industry bond yield curve, data on the indices, volatilities and dividend yield.

The fair value estimates presented above were based on pertinent information available to the Group as of December 31, 2008 and 2009. Although the Group is not aware of any factors that would significantly affect its fair value estimates, such amounts have not been comprehensively revalued for purposes of financial statements since December 31, 2008 and 2009, respectively, and current estimates of fair value may differ significantly from the amounts presented.

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(In US dollars, except share data, unless otherwise stated)

7. Fair value measurement—(Continued)

Assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3 inputs)

A summary of changes in Level 3 instruments for the years ended December 31, 2008 and 2009 was as follows:

	For the years ended December 31,
	2008	2009
Balance at beginning of the year	$18,669,240	$14,932,390
Redemption of Note A	—	(10,000,000)
Loss on change in fair value of embedded derivative	(3,275,000)	(1,335,630)
Unrealized gains (losses) included in accumulated other comprehensive income	(271,849)	2,291,785
Accrued interest	(190,001)	735,455

Balance at end of the year	$14,932,390	$6,624,000

Net unrealized gain (loss) included in net income (loss) related to assets and liabilities still held as of December 31, 2008 and 2009 consisted of loss on change in fair value of embedded derivative of $3,275,000 and $1,335,630 that were reported in other expenses in the consolidated statements of operations in 2008 and 2009, respectively.

Assets measured at fair value on a non-recurring basis

The following table presents the Group’s assets measured at fair value on a non-recurring basis for the year ended December 31, 2009:

	Year ended December 31, 2009	Fair value measurements using
		Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total gains (losses)
Acquired intangibles—distribution network	$180,428	$—	$—	$180,428	$(15,247,873)
Investment in an affiliate	4,196,707	—	—	4,196,707	4,794,083

					$(10,453,790)

In 2009, as a result of reduced expectations of future cash flows from certain identified intangible assets, the Group determined that the Yiyang Yukang distribution network with a carrying amount of $15,428,301 was not recoverable and consequently recorded an impairment charge of $15,247,873 for the year ended December 31, 2009. The Group applied the income approach multi-period excess earning method to estimate the fair value of the distribution network. Calculating the fair value of the distribution network requires the input of significant estimates and assumptions, some of which are unobservable. The significant estimates and assumptions include business assumptions, weighted average cost of capital, terminal growth rate, discount rate, return on contributory asset, attrition rate and tax amortization benefit.

Upon deconsolidation of Shanghai Yimeng in June 2009, the Group retained 18% equity interests in Shanghai Yimeng with a negative carrying amount of $597,376 and accounted for the retained investment using the cost method of accounting. The 18% equity interests investment was recorded at the fair value of $4,196,707 on the date the Group deconsolidated Shanghai Yimeng. The Group applied the income approach in measuring the equity value of Shanghai Yimeng using significant estimates and assumptions, some of which are unobservable. The significant estimates and assumptions include business assumptions, weighted average cost of capital and terminal growth rate.

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(In US dollars, except share data, unless otherwise stated)

8. Accounts receivable

An analysis of allowance for doubtful accounts for the years ended December 31, 2007, 2008 and 2009 was as follows:

	December 31,
	2007	2008	2009
Balance at beginning of the year	$508,829	$1,580,214	$3,524,673
Charged to expenses	1,395,920	2,423,722	121,960
Charges taken against allowance	(324,535)	(479,263)	(2,049,077)

Balance at end of the year	$1,580,214	$3,524,673	$1,597,556

9. Inventory

Inventory consisted of the following:

	December 31,
	2008	2009
Raw materials and work in progress	$14,236,630	$11,131,629
Finished goods and merchandise goods	15,285,050	15,049,000

	$29,521,680	$26,180,629

10. Other prepaid expenses and current assets

Other prepaid expenses and current assets consisted of the following:

	December 31,
	2008	2009
Advances to suppliers	$2,036,232	$2,712,740
Prepaid income tax	1,149,688	246,071
Other prepaid expenses	10,176,608	4,835,726

	$13,362,528	$7,794,537

The Group made allowance for doubtful accounts in the aggregate amount of $446,253 and $663,294 in 2007 and 2008, respectively. The Group reversed the allowance for doubtful accounts in the aggregate amount of $1,097,904 in 2009.

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(In US dollars, except share data, unless otherwise stated)

11. Property and equipment, net

Property and equipment, net consisted of the following:

	December 31,
	2008	2009
Buildings	$10,378,406	$10,399,957
Leasehold improvements	1,434,811	1,134,018
Machinery	199,621	370,010
Computers and office equipment	7,398,446	6,518,785
Vehicles	1,443,119	1,428,366

	$20,854,403	$19,851,136
Less: accumulated depreciation and amortization	(5,212,969)	(6,477,832)

	$15,641,434	$13,373,304
Construction in progress	—	1,445,100

	$15,641,434	$14,818,404

The construction in progress was a new factory building on the land in Qingpu district of Shanghai.

Depreciation and amortization expenses for property and equipment were $1,249,659, $1,326,081 and $2,092,583 for the years ended December 31, 2007, 2008 and 2009, respectively.

12. Acquired intangible assets, net

Acquired intangible assets, net consisted of the following:

	December 31,
	2008	2009
Distribution networks	$19,962,190	$4,714,317
Trademarks	2,447,064	2,962,303
Assembled and trained workforce	232,928	—
Patents	311,210	178,232
Securities investment advisory service license	365,786	—

	$23,319,178	$7,854,852
Less: accumulated amortization	(2,005,229)	(4,673,256)

	$21,313,949	$3,181,596

In 2008, as a result of reduced expectations of future cash flows from certain identified intangible assets, the Group determined that the HJX distribution network was not recoverable and consequently recorded an intangible asset impairment charge of $1,096,096 for the HJX distribution network.

In 2009, as a result of reduced expectations of future cash flows from certain identified intangible assets, the Group determined that the Yiyang Yukang distribution network was not recoverable and consequently recorded an intangible asset impairment charge of $15,247,873 for the Yiyang Yukang distribution network (refer to Note 7 for fair value measurements relating to the impairment charge).

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(In US dollars, except share data, unless otherwise stated)

12. Acquired intangible assets, net—(Continued)

The Group recorded amortization expenses of $533,311, $602,790 and $2,992,679 for the years ended December 31, 2007, 2008 and 2009, respectively. The amortization expenses of the above intangible assets will be approximately $475,764, $462,262, $358,131, $344,941 and $331,770 for the years 2010, 2011, 2012, 2013 and 2014, respectively.

13. Investments in affiliates

Investments accounted for under the equity method of accounting

In July 2008, the Group invested 30% equity interests in Kela (Hong Kong) Jewelry Investment Limited (“Kela”) for cash of $1,200,000. In October 2009, the Group increased its investment in Kela from 30% to 35%. As the Group has the ability to exercise significant influence over Kela, the Group accounts for this investment using the equity method of accounting. The Group’s equity in losses of Kela in 2008 and 2009 were $40,939 and $12,351, respectively, and were recognized in other expenses in the consolidated statements of operations.

In June 2009, the Group invested 26% equity interests in KYOBI Cosmetics (Hong Kong) Co., Limited (“KYOBI”) for cash of RMB8 million USD equivalents. As the Group has the ability to exercise significant influence over KYOBI, the Group accounts for this investment using the equity method of accounting. The Group’s equity in losses of KYOBI in 2009 was $403,986 and was recognized in other expenses in the consolidated statements of operations.

Investment accounted for under the cost method of accounting

In June 2009, the Group sold 33% equity interests in Shanghai Yimeng, a company which previously was a 51% equity-owned consolidated subsidiary of the Group. After the sale, the Group retained 18% equity interests in Shanghai Yimeng and does not have the ability to exercise significant influence over Shanghai Yimeng’s operational and financial policies and activities. The Group accounts for the retained 18% equity interests investment using the cost method of accounting. The retained 18% equity interests investment was recorded at the fair value of $4.2 million on the date the Group deconsolidated Shanghai Yimeng (refer to Note 4 for details of deconsolidation of Shanghai Yimeng).

14. Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consisted of the following:

	December 31,
	2008	2009
Other taxes payable	$4,086,616	$2,906,553
Accrued employee payroll and welfare	3,522,526	2,897,918
Other payable	5,029,413	5,357,401
Accrued expenses	2,081,090	2,480,212
Advances from customers	4,933,175	1,196,058

	$19,652,820	$14,838,142

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

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(In US dollars, except share data, unless otherwise stated)

15. Dividend payable

On December 18, 2009, the board of directors of Acorn International approved and declared a one-time special cash dividend of $0.33 per ordinary share on its outstanding shares to shareholders of record as of the close of trading on December 31, 2009 directly from the share premium account of Acorn International. The total dividend payable as of December 31, 2009 was $29,322,782. The balance of additional paid-in capital was reduced for the full amount of this special dividend as of December 31, 2009.

16. Share-based compensation

In 2005, the Group adopted the 2005 Equity Incentive Plan and the 2005 Equity Incentive Plan B (collectively, the “2005 Option Plan”) which allows the Group to offer a variety of incentive awards to employees, officers, directors or individual consultants or advisors who render services to the Group. In 2005, 9,415,366 ordinary shares were authorized under the 2005 Option Plan. In May 2006, the Group adopted the 2006 Equity Incentive Plan (the “2006 Option Plan”) and authorized the issuance of 24,133,000 ordinary shares. Under the 2005 and 2006 Option Plans, the options and SARs are generally granted with an exercise price equal to the fair market value of the underlying shares, as determined by the Group’s board of directors at the date of grant and expire after ten years and six years, respectively, with vesting occurring 25% upon grant and the remaining 75% vesting ratably over three years. Certain options and SARs granted vest immediately upon grant, and certain options and SARs granted vest upon the satisfaction of certain performance targets. The proceeds from the exercise of the SARs by the grantee will be equity settled by delivery of equivalent fair value of ordinary shares of the Group.

The Group recorded compensation expense of $6,519,078, $3,289,232 and $1,845,885 for the years ended December 31, 2007, 2008 and 2009, respectively. In connection with the acquisition of Yiyang Yukang, the Group granted 900,000 performance-based options in 2009 under the 2006 Option Plan. These options will vest in three equal tranches of 300,000 options each upon Yiyang Yukang meeting certain earnings targets in 2008 to 2010. The Group excluded the last tranche of 300,000 options outstanding as of December 31, 2009 from compensation expense, as the Group does not expect that Yiyang Yukang 2010 earnings target will be met.

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

Except for the options granted in 2009, the fair value of each option/SAR granted was estimated on the date of grant using the Black-Scholes-Merton option-pricing formula. The risk-free interest rate for periods within the contractual life of the option/SAR is based on the yield of Chinese International Bond. The expected life of options/SARs granted represents the period of time that the options/SARs are expected to be outstanding and is

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(In US dollars, except share data, unless otherwise stated)

16. Share-based compensation—(Continued)

based on historical data related to option/SAR exercises and employee terminations. Expected volatilities are based on the average volatility of comparable companies with the time period commensurate with the expected time period.

	2007
	SARs without performance condition	SARs with performance condition
Average risk-free interest rate	5.09%	5.03%
Average expected option/SAR life	3.58 years	3.58 years
Average expected volatility rate	36.00%	36.00%
Average dividend yield	0%	0%

The fair value of each option granted in 2009 was estimated on the date of grant using the binomial option-pricing formula. The risk-free interest rate for periods within the contractual life of the option is based on the yield of ten-year USD China Government BFV Curve with similar time maturity of the option valued as of grant date. The Group uses historical data to estimate option exercise and employee termination within the pricing formula. The contractual life of the option is ten years. Expected volatilities are based on the weighted average historical volatility of the Group and the comparable companies with the time period commensurate with the expected time period.

2009
Average risk-free interest rate	4.48%
Contractual life of the option	10 years
Average expected volatility rate	72.98%
Average dividend yield	0%

A summary of the options and SARs activities for the year ended December 31, 2009 and the information regarding the options and SARs outstanding as of December 31, 2009 were as follows:

	Number of options/ SARs	Weighted average exercise price	Weighted average remaining contract terms	Aggregate intrinsic value
Options/SARs outstanding at January 1, 2009	15,538,759	$2.68
Granted	900,000	$2.00
Forfeited	(311,736)	$2.06
Exercised	(1,242)	$1.66

Options/SARs outstanding at December 31, 2009	16,125,781	$2.65	4.35 years	$—

Options/SARs vested or expected to vest at December 31, 2009	15,825,781	$2.66	4.25 years	$—

Options/SAR exercisable at December 31, 2009	15,758,250	$2.66	4.26 years	$—

The weighted-average fair value of options and SARs granted in 2007, 2008 and 2009 was $1.51, nil and $1.05, respectively. The total fair value of options and SARs vested in 2007, 2008 and 2009 was $5,852,492, $5,134,790 and $1,873,984, respectively. The aggregate intrinsic value of options and SARs exercised in 2007, 2008 and 2009 was $643,532, $186,881 and $298, respectively.

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(In US dollars, except share data, unless otherwise stated)

16. Share-based compensation—(Continued)

As of December 31, 2009, there was $101,859 in total unrecognized compensation expense related to unvested share-based compensation arrangements granted under the 2005 and 2006 Option Plans, which is expected to be recognized over a weighted-average period of 0.25 years.

17. Taxation

Acorn International is incorporated in the Cayman Islands and is not subject to tax in this jurisdiction.

China DRTV and Smooth Profit are incorporated in the British Virgin Islands and are not subject to tax in this jurisdiction.

The Group’s Hong Kong subsidiaries, MK AND T, Emoney, Bright Rainbow, Acorn Hong Kong and U King Hong Kong, are subject to Hong Kong statutory income tax on their Hong Kong sourced income.

In 2007, the Group’s PRC subsidiaries are subject to Corporate Income Tax (“CIT”) on the taxable income in accordance with the Enterprise Income Tax Law and the Income Tax Law of the PRC concerning Foreign Investment Enterprise and Foreign Enterprises (collectively “PRC Corporate Income Tax Laws”), respectively.

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

Shanghai Advertising registered in Pudong New District, Shanghai of the PRC, is subject to 15% CIT in 2007, 18% CIT in 2008 and 20% CIT in 2009 pursuant to the local tax preferential arrangement.

Shanghai HJX, Acorn Electronic, Shanghai An-Nai-Chi, Beijing Youngleda and Zhuhai Acorn registered in the Old Districts of the PRC, are subject to 27% CIT in 2007 as qualified foreign-invested manufacturing enterprises.

Acorn Information registered in Pudong New District, Shanghai of the PRC, are subject to 15% CIT in 2007 pursuant to the local tax preferential arrangement.

Zhuhai Sunrana registered in Zhuhai Specific Economic Zone of the PRC, is subjected to 15% CIT in 2007 pursuant to the local tax preferential arrangement. Starting from January 1, 2008, Zhuhai Sunrana is subject to the preferential five-year transition period tax rates under the New EIT Law and 2008 and 2009 applicable CIT rates are 18% and 20%, respectively.

Beijing HJZX, as a recognized high and new technology company and registered in Zhongguancun technology zone in Beijing of the PRC, is subject to 15% CIT in 2007.

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(In US dollars, except share data, unless otherwise stated)

17. Taxation—(Continued)

The Group’s remaining PRC subsidiaries are subject to the statutory rate of 33% in 2007 in accordance with the PRC Corporate Income Tax Laws, and 25% in 2008 and 2009 in accordance with the New EIT Law.

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

Beijing HJZX, as a recognized high and new technology company and registered in Zhongguancun technology zone in Beijing of the PRC, is entitled to CIT exemption in 2007.

Shanghai Network, as a recognized new trading company, is entitled to CIT exemption in 2007.

Tax that would otherwise have been payable without tax holidays amounted to $22,185,570, $908,069 and $992,459 in 2007, 2008 and 2009, respectively (representing a (reduction) increase in basic income (loss) per ordinary share from continuing operations of $(0.29), $0.01 and $0.01 and diluted income (loss) from continuing operations per ordinary share of $(0.26), $0.01 and $0.01 in 2007, 2008 and 2009, respectively).

Under the New EIT Law and implementation regulations issued by the PRC State Council, income tax at the rate of 10% is applicable to interest and dividends payable to investors that are “non-resident enterprises”, which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such interest or dividends have their sources within the PRC. Undistributed earnings of the Group’s PRC subsidiaries of $105,084,071 as of December 31, 2009 are considered to be indefinitely reinvested and, accordingly, no provision for PRC dividend withholding tax has been provided thereon. Upon distribution of these earnings in the form of dividends or otherwise in the future, the Group would be subject to PRC withholding tax at 10% or a lower treaty rate.

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

Effective on January 1, 2007, the Group adopted the provisions of ASC 740-10, “Income Taxes—Overall” (previously FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an Interpretation of SFAS No. 109”). Based on its analysis under ASC 740-10, the Group made its assessment of the level of authority for each tax position (including the potential application of interests and penalties) based on the technical merits, and has measured the unrecognized benefits associated with the tax positions. As of

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(In US dollars, except share data, unless otherwise stated)

17. Taxation—(Continued)

December 31, 2008 and 2009, the Group had unrecognized tax benefits of approximately $3.1 million and $3.1 million, respectively. The unrecognized tax benefits would impact the effective income tax if recognized. A reconciliation of the beginning and ending amount of unrecognized tax benefits for the years ended December 31, 2008 and 2009 was as follows:

	For the years ended December 31,
	2007	2008	2009
	(in million)	(in million)	(in million)
Unrecognized tax benefits at beginning of the year	$—	$—	$3.1
Gross increases—tax positions in prior years	—	—	—
Gross decreases—tax positions in prior years	—	—	—
Gross increases—tax positions in current year	—	—	—
Settlements in current year	—	—	—
Increases related to acquired business	—	3.1	—
Lapsing of statutes of limitations	—	—	—

Unrecognized tax benefits at end of the year	$—	$3.1	$3.1

As of December 31, 2008 and 2009, the amount of interests and penalties related to uncertain tax positions was immaterial. The Group does not anticipate any significant increases or decreases to its liabilities for unrecognized tax benefits within the next twelve months.

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of income taxes is due to computational errors made by the taxpayer. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined, but an underpayment of income tax liability exceeding RMB100,000 (approximately $15,000) is specifically listed as a special circumstance. In the case of a transfer pricing related adjustment, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. The Group’s PRC subsidiaries are therefore subject to examination by the PRC tax authorities from 2005 through 2009 on non-transfer pricing matters, and from 2000 through 2009 on transfer pricing matters.

Reconciliation between the effective income tax rate and the PRC statutory income tax rate was as follows:

	For the years ended December 31,
	2007	2008	2009
PRC statutory tax rate	33%	25%	25%
Tax effect of advertising expenses that are not deductible in determining taxable profit	148%	(4)%	19%
Tax effect of other expenses that are not deductible in determining taxable profit	21%	(1)%	(22)%
Effect of differences between PRC statutory tax rate and foreign effective tax rates	10%	(15)%	(29)%
Effect of tax holidays granted to PRC subsidiaries	(212)%	4%	17%
Effect of deferred tax assets valuation allowance	—	(9)%	34%

Effective tax rate	—	—	44%

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(In US dollars, except share data, unless otherwise stated)

17. Taxation—(Continued)

The principal components of the Group’s deferred income tax assets and liabilities as of December 31, 2008 and 2009 were as follows:

	December 31,
	2008	2009
Deferred tax assets:
Allowance and reserves	$1,984,369	$1,501,117
Accrued expenses	—	227,697
Revenue recognition difference	2,270,767	513,116
Advertising expenses	—	404,040
Net operating losses	2,062,348	1,323,593

	$6,317,484	$3,969,563
Less: valuation allowance	(2,840,138)	(1,339,020)

	$3,477,346	$2,630,543

Deferred tax liabilities:
Unrealized gains on trading securities	$(122,195)	$(310,008)
Fair value step up of retained investment in Shanghai Yimeng	—	(852,036)
Yiyang Yukang intangible asset amortization	(3,581,569)	(37,589)

	$(3,703,764)	$(1,199,633)

	$(226,418)	$1,430,910

	December 31,
	2008	2009
Deferred tax assets were analyzed as:
Current	$3,477,346	$2,630,543
Non-current	—	—

	$3,477,346	$2,630,543

Deferred tax liabilities were analyzed as:
Current	$(122,195)	$(310,008)
Non-current	(3,581,569)	(889,625)

	$(3,703,764)	$(1,199,633)

	$(226,418)	$1,430,910

As of December 31, 2009, the Group had tax losses carrying forward of $5,294,371. The tax losses will expire in 2010-2014 if they are not used.

The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, the Group believes it is more-likely-than-not that the Group will realize the benefits of these deductible differences, net of the existing valuation allowances as of December 31, 2009. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward periods are reduced.

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(In US dollars, except share data, unless otherwise stated)

18. Other income (expenses)

Other income (expenses) consisted of the following:

	For the years ended December 31,
	2007	2008	2009
Investment gain (loss)	$8,854,262	$(2,172,701)	$402,142
Equity in loss in equity investment	—	(40,939)	(416,337)
Interest income	4,141,579	2,090,698	1,506,751
Interest expenses	(320)	—	—
Others	715,388	(544,355)	158,830

	$13,710,909	$(667,297)	$1,651,386

19. Convertible redeemable preferred shares

In January 2005, the Group issued 17,709,815 Series A convertible redeemable preferred shares to SB Asia Investment Fund II L.P. (“SAIF”) for consideration of US$1.98 per share for total proceeds of US$32,479,902, net of issuance costs of $2,520,098. In conjunction with the issuance of Series A preferred shares, the Group also issued a detachable warrant to SAIF for no additional consideration. As per the warrant agreement, SAIF could purchase an aggregate of 2,882,155 Series A-1 convertible redeemable preferred shares at a per share exercise price of US$2.78. The warrant was exercised in full on December 28, 2005 for total proceeds of US$8,000,000. The proceeds received in the Series A convertible redeemable preferred shares offerings were first allocated between the convertible instrument and the warrants on a residual fair value basis. The accretion to the redemption value was reflected as a reduction to net income to arrive at net income available to ordinary shareholders in the consolidated statements of operations and amounted to $53,800, nil and nil for the years ended December 31, 2007, 2008 and 2009, respectively. The Group determined that there was no embedded beneficial conversion feature attributable to the Series A convertible redeemable preferred shares.

Upon the completion of the Group’s IPO in May 2007, Series A convertible redeemable preferred shares and Series A-1 convertible redeemable preferred shares were converted into ordinary shares on a one-to-one basis.

20. Share repurchase program

In December 2007, the Group adopted a share repurchase program enabling it to repurchase up to an aggregate of $30,000,000 of its ADSs, each representing its three ordinary shares. As of December 31, 2007, the Group had repurchased an aggregate of 683,000 ADSs, representing 2,049,000 ordinary shares, on the open market for total cash consideration of $6,833,124. The share repurchase program continued until April 2008 and was extended by the board of directors in 2008 and run through May 31, 2009. As of December 31, 2008, the Group had repurchased an aggregate of 2,632,747 ADSs, representing 7,898,241 ordinary shares, on the open market for total cash consideration of $23,211,848. As of December 31, 2009, the Group had repurchased an aggregate of 3,272,013 ADSs, representing 9,816,039 ordinary shares, on the open market for total cash consideration of $25,499,984.

In December 2008, the Group issued 2,564,103 of its ordinary shares repurchased through the share repurchase program for the acquisition of Yiyang Yukang. The total repurchase costs of the shares issued in December 2008 for the acquisition of Yiyang Yukang is $7,535,642. In June 2009, the Group issued 2,564,103 of its ordinary shares repurchased through the share repurchase program for the acquisition of Yiyang Yukang. The total repurchase costs of the shares issued in June 2009 for the acquisition of Yiyang Yukang is $6,351,796.

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(In US dollars, except share data, unless otherwise stated)

21. Mainland China contribution plan and profit appropriation

Employees of the Group in the PRC are entitled to retirement benefits calculated with reference to their salaries basis upon retirement and their length of service in accordance with a PRC government-managed retirement plan. The PRC government is directly responsible for the payments of the benefits to these retired employees. The Group is required to make contributions to the government-managed retirement plan based on certain percentages of the employees’ monthly salaries. The amounts contributed by the Group were $1,122,387, $1,248,862 and $1,237,011 for the years ended December 31, 2007, 2008 and 2009, respectively.

In addition, the Group is required by law to contribute medical, unemployment, housing and other statutory benefits based on certain percentages of the employees’ monthly salaries. The PRC government is directly responsible for the payments of the benefits to these employees. The amounts contributed by the Group were $1,076,278, $1,224,088 and $1,225,763 for the years ended December 31, 2007, 2008 and 2009, respectively.

In accordance with relevant PRC Company Law and regulations and the Group’s Articles of Association, the Group’s PRC subsidiaries were required to appropriate 10% of their respective profit after taxation reported in their statutory financial statements prepared under the PRC GAAP to the statutory surplus reserve. The Group has statutory reserve balance of $6,146,485 and $4,369,781 as of December 31, 2008 and 2009, respectively. The appropriation of statutory surplus reserve will cease upon the balance of the statutory surplus reserve reaching 50% of the companies’ registered capital. The statutory surplus reserves may be used to make up losses or for conversion into the shareholders’ equity.

22. Commitments and contingencies

(A) Leases commitments

The Group leases certain office premises and buildings under non-cancelable leases. Rental expenses under operating leases for 2007, 2008 and 2009 were $1,848,233, $2,639,904 and $3,260,183, respectively.

As of December 31, 2009, future minimum lease payments under non-cancelable operating leases agreements were as follows:

2010	$1,969,552
2011	956,943
2012	359,370
2013	109,016
2014 and thereafter	51,323

$3,446,204

(B) Advertising commitments

As of December 31, 2009, the commitments for the advertising contracts signed by the Group were as follows:

2010	$52,859,954

Of the total commitments, $9,771,139 were prepaid as of December 31, 2009.

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(In US dollars, except share data, unless otherwise stated)

22. Commitments and contingencies—(Continued)

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

In March 2009, the Group received a complaint from Advertising Broadcasting Center of Liaoning TV Station (“Liaoning TV”), which filed a suit against Shanghai Acorn Advertising Broadcasting Co., Ltd. (“Shanghai Advertising”), claiming that Shanghai Advertising breached its advertisement broadcasting contract with Liaoning TV by not fully performing its payment obligation under the contract and asserted damages of approximately RMB19.0 million (approximately $2.8 million). Liaoning TV further applied for provisional seizure of Shanghai Advertising’s bank account in the same amount of its claim. In June 2009, the people’s court ruled in favor of Liaoning TV and awarded Liaoning TV an aggregate payment of RMB10.9 million (approximately $1.6 million). In July 2009, the Group appealed to the people’s court at higher level, which affirmed the judgment in September 2009. In November 2009, the Group paid Liaoning TV RMB10.9 million (approximately $1.6 million), but the Group has applied for retrial of this case.

23. Segment and geographic information

The Group engages primarily in direct sales, including TV direct sales, third-party bank channel sales, catalogs sales, internet sales and direct sales through print media and radio, and distribution sales through its national distribution network in the PRC.

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

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(In US dollars, except share data, unless otherwise stated)

23. Segment and geographic information—(Continued)

The Group’s revenues are all generated from external customers in the PRC. The revenues by each group of similar products and services are as follows:

	For the years ended December 31,
Product	2007	2008	2009
Electronic learning device and dictionary	$56,199,326	$61,175,108	$105,223,419
Beauty and health products	32,899,378	59,666,463	74,974,358
Cell phones	105,562,888	56,242,401	61,276,510
Consumer electronics	7,949,819	22,008,208	9,666,139
Collectible products	19,332,223	16,141,592	9,515,504
Subscription service revenues	2,586,550	1,160,290	223,207
Marketing service revenues	16,035,935	3,168,617	—
Other products	8,295,912	14,784,211	26,902,406

Total gross revenues	$248,862,031	$234,346,890	$287,781,543
Less: sales taxes	(825,022)	(209,469)	(195,923)

Total revenues, net	$248,037,009	$234,137,421	$287,585,620

The gross profit by segments is as follows:

	For the years ended December 31,
	2007	2008	2009
Direct sales	$95,337,653	$83,646,739	$92,826,982
Distribution sales	29,351,165	29,863,732	44,130,740

Total	$124,688,818	$113,510,471	$136,957,722

Geographic information

The Group operates in the PRC and all of the Group’s long-lived assets are located in the PRC.

In 2007, 2008 and 2009, no customer accounted for 10% or more of the Group’s net revenues.

24. Related party transactions

Transactions with employees

The Group’s customers include distributors who are owned by certain employees of the Group. Details of the transactions for the years ended December 31, 2007, 2008 and 2009 were as follows:

	For the years ended December 31,
	2007	2008	2009
Sales	$18,947,783	$11,523,922	$16,202,838
Accounts receivable	802,859	730,897	1,011,897

These sales represented 7.6%, 4.9% and 5.6% of the total gross revenues in 2007, 2008 and 2009, respectively. The sales with the single entity owned by a family member of the Group’s CEO were $859,436, nil and nil for the years ended December 31, 2007, 2008 and 2009, respectively.

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(In US dollars, except share data, unless otherwise stated)

25. Restricted net assets

Relevant PRC laws and regulations permit payments of dividends by the Group’s PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. As a result of these PRC laws and regulations, the Group’s PRC subsidiaries are restricted in their abilities to transfer a portion of their net assets either in the form of dividends, loans or advances, which restricted portion amounted to $35,432,956 as of December 31, 2009. This amount is made up of the registered equity of the Group’s PRC subsidiaries and the statutory reserves disclosed in Note 21. In addition, as a result of the Group’s restructuring effective January 1, 2005, retained earnings of $20,336,734 related to the pre-restructuring companies was unavailable for distribution as a normal dividend to Acorn International in accordance with relevant PRC laws and regulations.

26. Subsequent events

In January 2010, the Group paid out the special dividend of $29,322,782 to its shareholders.

In January 2010, Shanghai An-Nai-Chi, a previously consolidated subsidiary of the Group, received a cash injection of $1.5 million from a third party. The Group’s equity interests in Shanghai An-Nai-Chi therefore decreased from 51.00% to 33.15% so that the Group no longer had controlling interests in Shanghai An-Nai-Chi. Upon the completion of the capital injection, the Group ceased to consolidate Shanghai An-Nai-Chi and accounts for the retained investment using the equity method of accounting.

In February 2010, Emoney, a previously consolidated subsidiary of the Group, was deregistered and the Group ceased to consolidate Emoney upon the completion of this deregistration.

*        *        *

*        *

ADDITIONAL INFORMATION—FINANCIAL STATEMENT SCHEDULE I

ACORN INTERNATIONAL, INC.

These financial statements have been prepared in conformity with accounting principles generally accepted in the United States.

FINANCIAL INFORMATION OF PARENT COMPANY

BALANCE SHEETS

(In US dollars, except share data)

	December 31,
	2008	2009
Assets
Current assets:
Cash and cash equivalents	$57,037,995	$48,188,467
Short-term investments	9,657,390	—
Other current assets	171,710	118,212
Amounts due from subsidiaries	8,918,791	9,963,344

Total current assets	75,785,886	58,270,023
Investments in subsidiaries	113,001,522	148,120,697
Amounts due from a subsidiary	1,200,000	—
Long-term investments	5,275,000	6,624,000

Total assets	$195,262,408	$213,014,720

Liabilities and equity
Current liabilities:
Other current liabilities	$880,470	$1,436,293
Dividend payable	—	29,322,782

Total current liabilities	880,470	30,759,075

Equity:
Ordinary shares ($0.01 par value; 100,000,000 shares authorized, 93,543,506 and 93,544,748 shares issued and 88,209,368 and 88,856,915 shares outstanding as of December 31, 2008 and 2009, respectively)	935,435	935,447
Additional paid-in capital	203,113,548	175,638,701
Retained deficit	(9,104,346)	(268,518)
Accumulated other comprehensive income	15,113,507	17,562,561
Treasury stock, at cost (5,334,138 and 4,687,833 shares as of December 31, 2008 and 2009, respectively)	(15,676,206)	(11,612,546)

Total equity	194,381,938	182,255,645

Total liabilities and equity	$195,262,408	$213,014,720

FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF OPERATIONS

(In US dollars)

	For the years ended December 31,
	2007	2008	2009
Operating expenses:
Other selling and marketing expenses	$1,246,555	$1,361,489	$1,176,988
General and administrative expenses	7,084,014	5,005,417	3,647,183

Total operating expenses	8,330,569	6,366,906	4,824,171

Loss from operations	(8,330,569)	(6,366,906)	(4,824,171)
Equity in earnings (losses) of subsidiaries	22,122,152	(18,116,119)	17,051,897
Other income (expenses)	4,860,323	(1,108,344)	(344,462)

Income (loss) before income taxes	18,651,906	(25,591,369)	11,883,264
Income taxes	—	—	—

Net income (loss) attributable to Acorn International, Inc.	18,651,906	(25,591,369)	11,883,264
Deemed dividend on Series A convertible redeemable preferred shares	(53,800)	—	—

Net income (loss) attributable to holders ordinary shares	$18,598,106	$(25,591,369)	$11,883,264

FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF CHANGES IN EQUITY AND COMPREHENSIVE INCOME (LOSS)

(In US dollars, except share data)

	Ordinary shares		Additional Paid-in capital	Subscription receivable	Retained earnings (deficit)	Accumulated other comprehensive income	Treasury stock, at cost		Total equity	Comprehensive income (loss)
	Shares	Amount					Shares	Amount
Balance at January 1, 2007	48,979,394	$489,794	$33,364,641	$(9,289,478)	$2,242,779	$3,029,752	—	$—	$29,837,488
Issuance of ordinary shares in initial public offering	23,565,000	235,650	112,994,175	—	—	—	—	—	113,229,825
Cost of initial public offering	—	—	(4,344,262)	—	—	—	—	—	(4,344,262)
Conversion of Series A convertible redeemable preferred shares to ordinary shares upon the completion of initial public offering	17,709,815	177,098	31,872,401	—	—	—	—	—	32,049,499
Conversion of Series A-1 convertible redeemable preferred shares to ordinary shares upon the completion of initial public offering	2,882,155	28,822	18,836,902	—	—	—	—	—	18,865,724
Collection of subscription receivable	—	—	—	9,289,478	—	—	—	—	9,289,478
Exercise of stock options and stock appreciate rights	119,076	1,190	121,152	—	—	—	—	—	122,342
Repurchase of ordinary shares	—	—	—	—	—	—	(2,049,000)	(6,833,124)	(6,833,124)
Share-based compensation expenses	—	—	6,519,078	—	—	—	—	—	6,519,078
Net income	—	—	—	—	18,651,906	—	—	—	18,651,906	$18,651,906
Deemed dividend on Series A convertible redeemable preferred shares	—	—	—	—	(53,800)	—	—	—	(53,800)
Unrealized losses on available-for-sales securities	—	—	—	—	—	(1,556,316)	—	—	(1,556,316)	(1,556,316)
Foreign currency translation adjustments	—	—	—	—	—	6,217,549	—	—	6,217,549	6,217,549

Balance at December 31, 2007	93,255,440	$932,554	$199,364,087	$—	$20,840,885	$7,690,985	(2,049,000)	$(6,833,124)	$221,995,387	$23,313,139

Exercise of stock options	288,066	2,881	460,229	—	—	—	—	—	463,110
Repurchase of ordinary shares	—	—	—	—	—	—	(5,849,241)	(16,378,724)	(16,378,724)
Issuance of repurchased shares in connection with the acquisition of Yiyang Yukang	—	—	—	—	(4,353,862)	—	2,564,103	7,535,642	3,181,780
Share-based compensation expenses	—	—	3,289,232	—	—	—	—	—	3,289,232
Net loss	—	—	—	—	(25,591,369)	—	—	—	(25,591,369)	$(25,591,369)
Unrealized losses on available-for-sales securities	—	—	—	—	—	(271,849)	—	—	(271,849)	(271,849)
Foreign currency translation adjustments	—	—	—	—	—	7,694,371	—	—	7,694,371	7,694,371

Balance at December 31, 2008	93,543,506	$935,435	$203,113,548	$—	$(9,104,346)	$15,113,507	(5,334,138)	$(15,676,206)	$194,381,938	$(18,168,847)

FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF CHANGES IN EQUITY AND COMPREHENSIVE INCOME (LOSS)—(Continued)

(In US dollars, except share data)

	Ordinary shares		Additional Paid-in capital	Subscription receivable	Retained earnings (deficit)	Accumulated other comprehensive income	Treasury stock, at cost		Total equity	Comprehensive income (loss)
	Shares	Amount					Shares	Amount
Exercise of stock options	1,242	12	2,050	—	—	—	—	—	2,062
Repurchase of ordinary shares	—	—	—	—	—	—	(1,917,798)	(2,288,136)	(2,288,136)
Issuance of repurchased shares in connection with the acquisition of Yiyang Yukang	—	—	—	—	(3,047,436)	—	2,564,103	6,351,796	3,304,360
Share-based compensation expenses	—	—	1,845,885	—	—	—	—	—	1,845,885
Appropriate special dividend	—	—	(29,322,782)	—	—	—	—	—	(29,322,782)
Net income	—	—	—	—	11,883,264	—	—	—	11,883,264	$11,883,264
Unrealized losses on available-for-sales securities	—	—	—	—	—	2,312,564	—	—	2,312,564	2,312,564
Foreign currency translation adjustments	—	—	—	—	—	136,490	—	—	136,490	136,490

Balance at December 31, 2009	93,544,748	$935,447	$175,638,701	$—	$(268,518)	$17,562,561	(4,687,833)	$(11,612,546)	$182,255,645	$14,332,318

FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF CASH FLOWS

(In US dollars)

	For the years ended December 31,
	2007	2008	2009
Operating activities:
Net income (loss) attributable to holders of ordinary shares	$18,598,106	$(25,591,369)	$11,883,264
Deemed dividend on Series A convertible redeemable preferred shares	53,800	—	—

Net income (loss) attributable to Acorn International, Inc.	18,651,906	(25,591,369)	11,883,264

Share-based compensation	6,519,078	3,289,232	1,845,885
Equity in (earnings) losses of subsidiaries	(22,122,152)	18,116,119	(17,051,897)
Loss on change in fair value of derivative asset	—	3,275,000	1,335,630
Accrued interests on available-for-sale securities	(225,556)	190,001	(735,455)
Changes in operating assets and liabilities:
Other current assets	(823,821)	652,111	53,498
Amounts due from subsidiaries	199,761	(109,596)	(1,044,553)
Other current liabilities	505,637	(481,121)	555,823

Net cash provided by (used in) operating activities	$2,704,853	$(659,623)	$(3,157,805)

Investing activities:
Purchase of available-for-sale securities	(20,000,000)	—	—
Redemption of available-for-sale securities by the issuer	—	—	10,000,000
Investments in subsidiaries	(10,290,000)	(20,357,757)	(7,905,649)
Amounts due from a subsidiary	—	(1,200,000)	1,200,000

Net cash used in investing activities	$(30,290,000)	$(21,557,757)	$3,294,351

Financing activities:
Proceeds from initial public offering (net of issuance cost of US$4,344,262)	108,885,563	—	—
Collection of subscription receivable	9,289,478	—	—
Proceeds from exercise of stock options	122,342	463,110	2,062
Repurchase of ordinary shares	(6,833,124)	(16,378,724)	(2,288,136)
Yiyang Yukang first earn-out payment	—	—	(6,700,000)

Net cash provided by (used in) financing activities	$111,464,259	$(15,915,614)	$(8,986,074)

Net increase (decrease) in cash and cash equivalents	$83,879,112	$(38,132,994)	$(8,849,528)
Cash and cash equivalents at the beginning of the year	11,291,877	95,170,989	57,037,995

Cash and cash equivalents at the end of the year	$95,170,989	$57,037,995	$48,188,467

FINANCIAL INFORMATION OF PARENT COMPANY

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008, AND 2009

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

Certain balances in the prior year were reclassed to conform to current year presentation.