Form 20-F/A
period 2009-12-31
Acorn International, Inc.
filed 2010-08-24
CIK 1365742

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Amendment No. 1)

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

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.    ☐  Item 17    ☐  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    ☐  Yes    ☒  No

Explanatory Note:

We are filing this Amendment No. 1 (the “Amendment No. 1”) to our Annual Report on Form 20-F for the fiscal year ended December 31, 2009 (the “Original Form 20-F”), as filed with the Securities and Exchange Commission (the “Commission”) on May 6, 2010 in order correct an inadvertent error in the Principal Executive Officer and Principal Financial Officer certifications originally filed as Exhibits 12.1 and 12.2 with the Original Form 20-F. This Amendment No. 1 includes the Item 15T and financial statements disclosure; however, the revisions to the Principal Executive Officer and Principal Financial Officer certifications has no effect on and has not resulted in any changes to the Company’s audited financial statements or the Notes to the Financial Statements thereto for the year ended December 31, 2009 or the Item 15T disclosure as previously reported in the Original Form 20-F.

Except for the new certifications filed herewith, no other changes have been made to the Item 15T disclosure or the Company’s audited financial statements as included in the Original Form 20-F. The other information in the Original Form 20-F continues to speak as of the date of the Original Form 20-F, and we have not updated the disclosures contained therein to reflect any events which occurred at a date subsequent to the filing of the Original Form 20-F. Accordingly, this Amendment No. 1 should be read in conjunction with our filings with the Commission that are subsequent to the filing of the Original Form 20-F.

PART II

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

1

ITEM 19. EXHIBITS

EXHIBITS INDEX

Exhibit Number	Description
1.1*	Amended and Restated Memorandum and Articles of Association of Acorn International, Inc.

2.1*	Specimen American Depositary Receipt

2.2*	Specimen Certificate for Ordinary Shares

2.3**	Form of Deposit Agreement among Acorn International, Inc., Citibank, N.A., and holders and beneficial owners of American Depositary Shares issued thereunder

4.1*	2006 Equity Incentive Plan

4.2*	Forms of option grant agreements and form of SARs Award Agreement

4.3*	Form of Indemnification Agreement with the directors of Acorn International, Inc.

4.4*	Form of Employment Agreement of Acorn International, Inc. and Employment Agreement of James Yujun Hu

4.5*	Investors’ Rights Agreement among Acorn International, Inc., SB Asia Investment Fund II L.P., and the several ordinary shareholders therein as of March 31, 2006

4.6*	Asset Purchase Agreement between Acorn Information Technology (Shanghai) Co., Ltd. and Tianjin BABAKA Technology Development Co., Ltd. dated June 1, 2005

4.7*	Equity Transfer Agreement between Shanghai Acorn HJX Digital Technology Co., Ltd. and Acorn Information Technology (Shanghai) Co., Ltd. dated June 30, 2005

4.8*	Equity Transfer Agreement between Shanghai Acorn HJX Digital Technology Co., Ltd. and Acorn International Electronic Technology (Shanghai) Co., Ltd. dated June 30, 2005

4.9*	Patent Application Right Transfer Agreement between Acorn Information Technology (Shanghai) Co., Ltd. and Tianjin BABAKA Technology Development Co., Ltd. dated August 1, 2005

4.10*	Joint Venture Contract between Acorn Information Technology (Shanghai) Co., Ltd. and Shanghai Yimeng Digital Technology Co., Ltd. dated December 9, 2005

4.11*	2005 Service Fee Pricing Agreement under the Exclusive Technical Service Agreement between Acorn Information Technology (Shanghai) Co., Ltd. and Shanghai Acorn Network Technology Development Co., Ltd. dated December 31, 2005

4.12*	2005 Service Fee Pricing Agreement under the Exclusive Technical Service Agreement between Acorn Information Technology (Shanghai) Co., Ltd. and Beijing Acorn Trade Co., Ltd. dated December 31, 2005

2

Exhibit Number	Description
4.13*	2005 Service Fee Pricing Agreement under the Exclusive Technical Service Agreement between Acorn Information Technology (Shanghai) Co., Ltd. and Shanghai Acorn Advertising Broadcasting Co., Ltd. dated December 31, 2005

4.14*	Joint Venture Contract between China DRTV, Inc. and Shanghai Jia Guan Hang Automobile Maintenance Products Co., Ltd. dated February 28, 2006

4.15*	Loan Agreement by and among Acorn Information Technology (Shanghai) Co., Ltd., Don Dongjie Yang and David Chenghong He dated March 20, 2006

4.16*	Form of Operation and Management by and among Acorn Information Technology (Shanghai) Co., Ltd., Shanghai Acorn Advertising Broadcasting Co. Ltd./Beijing Acorn Trade Co., Ltd./Shanghai Acorn Network Development Technology Co., Ltd., Don Dongjie Yang and David Chenghong He

4.17*	Form of Equity Pledge Agreement among Acorn Information Technology (Shanghai) Co., Ltd., Don Dongjie Yang and David Chenghong He

4.18*	Form of Exclusive Technical Service Agreement between Shanghai Acorn Advertising Broadcasting Co., Ltd./Beijing Acorn Trade Co., Ltd./Shanghai Acorn Network Development Technology Co., Ltd. and Acorn Information Technology (Shanghai) Co., Ltd.

4.19*	Form of Exclusive Purchase Agreement among Acorn Information Technology (Shanghai) Co., Ltd., Don Dongjie Yang, David Chenghong He and Shanghai Acorn Advertising Broadcasting Co., Ltd./ Beijing Acorn Trade Co., Ltd./Shanghai Acorn Network Development Technology Co., Ltd.

4.20*	Form of Power of Attorney issued by Don Dongjie Yang and David Chenghong He in favor of designees of Acorn Information Technology (Shanghai) Co., Ltd.

4.21*	Agreement among Don Dongjie Yang, David Chenghong He, Acorn Information Technology (Shanghai) Co., Ltd. and Acorn International Electronic Technology (Shanghai) Co., Ltd. dated March 20, 2006

4.22*	Agreement among Don Dongjie Yang, David Chenghong He, Acorn Information Technology (Shanghai) Co., Ltd. and Shanghai HJX Digital Technology Co., Ltd. dated March 20, 2006

4.23*	Agreement between China Express Mail Service Corporation and Shanghai Acorn Network Technology Development Co., Ltd. dated March 24, 2006

4.24*	Joint Venture Contract between China DRTV, Inc. and Zhuhai Sunrana Cosmetics Products Co., Ltd. dated May 10, 2006

4.25*	Voting Agreement among James Yujun Hu, The 2004 Trust for Robert W. Roche’s Descendants and Acorn Composite Corporation dated July 6, 2006

4.26*	Voting Agreement between SB Asia Investment Fund II L.P. and James Yujun Hu dated March 30, 2007

4.27*†	Strategic Cooperation Agreement dated January 24, 2007 between Unicom Huasheng Telecommunication Technology Co., Ltd. and Shanghai Acorn Advertising Broadcasting Co., Ltd. and the Supplementary Agreement dated March 12, 2007

4.28*	Subscription Agreement dated April 17, 2007 by and among Acorn International, Inc., Alibaba.com Corporation, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Deutsche Bank Securities Inc.

8.1***	List of subsidiaries

11.1*	Code of Business Conduct and Ethics of Acorn International, Inc.

12.1	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

3

Exhibit Number	Description
12.2	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

23.1***	Consent of Commerce & Finance

23.2	Consent of Deloitte Touche Tohmatsu CPA Ltd.

*	Previously filed as an exhibit to the Registration Statement on F-1 registration (File No. 333-141860), as amended, initially filed with the Securities and Exchange Commission on April 3, 2007.
**	Incorporated by reference to the Registration Statement on Form F-6 (File No. 333-142177), which was filed with the Securities and Exchange Commission with respect to American depositary shares representing ordinary shares on April 17, 2007.
***	Previously filed as an exhibit to the annual report on Form 20-F for the fiscal year ended December 31, 2009, filed with the Securities and Exchange Commission on May 6, 2010.
†	Confidential treatment has been requested with respect to certain portions of this exhibit. A complete copy of the agreement, including the redacted portions, has been filed separately with the Commission.

4

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ACORN INTERNATIONAL, INC.

/s/ DAVID CHENGHONG HE
Name:	David Chenghong He
Title:	Chief Financial Officer

Date: August 24, 2010

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