Form 20-F
period 2010-12-31
Acorn International, Inc.
filed 2011-04-27
CIK 1365742

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 89,311,634

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☐  Yes    ☒  No

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

This annual report on Form 20-F includes our audited consolidated statements of operation data for the years ended December 31, 2008, 2009 and 2010, and audited consolidated balance sheet data as of December 31, 2009 and 2010.

We and certain of our shareholders completed the initial public offering of 8,855,000 ADSs in May 2007. Our ADSs are listed on the New York Stock Exchange under the symbol “ATV”.

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts are forward-looking statements based on our current expectations, assumptions, estimates and projections about us and our industry. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. In some cases, these forward-looking statements can be identified by words or phrases such as “aim”, “anticipate”, “believe”, “continue”, “estimate”, “expect”, “intend”, “is/are likely to”, “may”, “plan”, “potential”, “will” or other similar expressions. The forward-looking statements included in this annual report relate to, among others:

•	our goals and strategies;

•	expected trends in our direct sales platform and our distribution network, and in our margins and certain cost or expense items as a percentage of our net revenues;

•	our future business development, financial condition and results of operations;

•	our ability to introduce successful new products and attract new customers;

•	competition in the TV direct sales market and retail market in China for our consumer products;

•	our ability to effectively control our cost of sales and efficiently access media channels and manage our media time

•	our ability to integrate and manage acquired product lines; and

•	PRC governmental policies and regulations relating to our businesses.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The following selected consolidated statements of operations data for the three years ended December 31, 2008, 2009 and 2010, and the selected consolidated balance sheet data as of December 31, 2009 and 2010, have been derived from our consolidated financial statements for the years ended December 31, 2008, 2009 and 2010, and are included elsewhere in this annual report. Our selected consolidated statements of operations data for the years ended December 31, 2006 and 2007, and our consolidated balance sheet data as of December 31, 2006, 2007 and 2008, have been derived from our audited consolidated financial statements that are not included in this annual report. The selected consolidated financial data should be read in conjunction with those consolidated financial statements and related notes and Item 5, “Operating and Financial Review and Prospects” in this annual report. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our 2008 and 2009 consolidated financial statements have been restated to correct an accounting error as a result of incorrect reversal of previously recognized share-based compensation for vested awards in 2008. Please refer to Note 26 of the notes to consolidated financial statements for detailed information regarding the restatement adjustment.

	For the years ended December 31,
	2006	2007	2008 (As restated)	2009	2010
	(in thousands, except share and per share data)
Condensed Consolidated Statements of Operations Data
Revenues:
Direct sales, net	$106,600	$181,320	$166,947	$160,358	$195,821
Distribution sales, net	87,560	66,717	67,190	127,228	97,420

Total revenues, net	194,160	248,037	234,137	287,586	293,241

Cost of revenues:
Direct sales	32,156	85,982	83,301	67,531	106,990
Distribution sales	41,162	37,366	37,326	83,097	74,732

Total cost of revenues	73,318	123,348	120,627	150,628	181,722

Gross profit	120,842	124,689	113,510	136,958	111,519

Operating (expenses) income:
Advertising expenses	(76,262)	(74,966)	(73,381)	(61,048)	(58,470)
Other selling and marketing expenses(1)	(20,256)	(29,250)	(38,317)	(42,956)	(43,377)
General and administrative expenses(1)	(26,354)	(26,100)	(28,926)	(31,196)	(25,434)
Impairment of goodwill and intangible assets	—	—	(8,668)	(15,248)	—
Other operating income, net	2,779	3,144	5,039	6,004	2,977

Total operating (expenses) income	(120,093)	(127,172)	(144,253)	(144,444)	(124,304)

Income (loss) from operations	749	(2,483)	(30,743)	(7,486)	(12,785)
Other (expenses) income	2,156	13,711	(667)	1,651	4,029
Income tax (expense) benefit	696	13	(5)	2,539	1,539

Income (loss) from continuing operations	3,602	11,241	(31,415)	(3,296)	(7,217)
Income from discontinued operations, net of taxes	904	14,474	8,274	15,363	—
Income from extraordinary items, net of tax	—	—	—	—	827

Net income (loss)(2)(3)	4,506	25,715	(23,141)	12,067	(6,390)
Net income attributable to non-controlling interests	(561)	(7,063)	(3,629)	(184)	(19)

Net income (loss) attributable to Acorn International, Inc	3,945	18,652	(26,770)	11,883	(6,409)
Deemed dividend on Series A convertible redeemable preferred shares	(162)	(54)	—	—	—

Net income (loss) attributable to holders of ordinary shares	$3,783	$18,598	$(26,770)	$11,883	$(6,409)

Income (loss) per ordinary share:
Basic	$0.05	$0.20	$(0.31)	$0.13	$(0.07)

Diluted	$0.05	$0.19	$(0.31)	$0.13	$(0.07)

Weighted average number of shares used in calculating income (loss) per ordinary share
Basic	48,979,394	77,738,701	86,856,467	88,174,675	88,923,162

Diluted	53,607,999	84,472,947	86,856,467	88,174,675	88,923,162

	As of December 31,
	2006	2007	2008	2009	2010
	(in thousands)
Condensed Consolidated Balance Sheet Data
Cash and cash equivalents	$40,744	$148,743	$147,649	$142,953	$91,667
Prepaid advertising expenses	25,384	23,151	16,757	9,968	8,433
Total assets	118,699	287,776	304,185	273,383	214,632
Deferred revenue	4,193	13,352	12,798	—	—
Total liabilities	15,183	35,160	74,860	68,357	30,812
Total liabilities and equity	$118,699	$287,776	$304,185	$273,383	$214,632

	For the years ended December 31,
	2008	2009	2010
	(in thousands, except percentages)
Selected Operating Data
Number of inbound calls generated through direct sales platforms	7,320	7,450	6,487
Conversion rate for inbound calls to product purchase orders	23.2%	31.0%	25.4%
Total TV direct sales program minutes	596	410	290

(1)	Includes share-based compensation of:

	For the years ended December 31,
	2006	2007	2008 (As restated)	2009	2010
	(in thousands)
Other selling and marketing expenses	$(741)	$(423)	$(292)	$(94)	$—
General and administrative expenses	$(7,932)	$(6,096)	$(4,176)	$(1,751)	$(215)

(2)	Includes:

	For the years ended December 31,
	2006	2007	2008 (As restated)	2009	2010
	(in thousands)
Share-based compensation	$(8,673)	$(6,519)	$(4,468)	$(1,846)	$(215)
Expensed offering costs	(3,166)	—	—	—	—
Goodwill and intangible assets impairment losses	—	—	(8,668)	(15,248)	—
(Loss) Gain on change in fair value of derivative assets	—	—	(3,275)	(1,306)	199

(3)

Net income for the periods presented reflect effective tax rates, which may not be representative of our long- term expected effective tax rates in light of the tax holidays and exemptions enjoyed by certain of our PRC subsidiaries and our consolidated affiliated entities. See Item 5.A, “Operating and Financial Review and Prospects—Operating Results—Taxation”.

Exchange Rate Information

Our business is primarily conducted in China and all of our net revenues and expenses are denominated in Renminbi. However, periodic reports made to shareholders are expressed in U.S. dollars using the then current exchange rates. This annual report contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. The conversion of Renminbi into U.S. dollars in this annual report is based on the noon buying rate in the City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.6000 to US$1.00, the noon buying rate in effect as of December 31, 2010. The noon buying rate in effect as of April 22, 2011 was RMB6.5069 to $1.00. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The Chinese government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign currencies and through restrictions on foreign trade.

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

Period	Noon Buying Rate
	Period-End	Average(1)	Low	High
2004	8.2765	8.2768	8.2774	8.2764
2005	8.0702	8.1940	8.2765	8.2702
2006	7.8041	7.9723	8.0702	7.8041
2007	7.2946	7.5806	7.8127	7.2946
2008	6.8225	6.9477	7.2946	6.7800
2009	6.8259	6.8307	6.8470	6.8176
2010	6.6000	6.7603	6.8330	6.6000
October	6.6705	6.6675	6.6912	6.6397
November	6.6670	6.6538	6.6892	6.6630
December	6.6000	6.6497	6.6745	6.6000
2011
January	6.6017	6.5964	6.6364	6.5809
February	6.5713	6.5761	6.5965	6.5520
March	6.5483	6.5645	6.5743	6.5483
April (through April 22, 2011)	6.5067	6.5315	6.4920	6.5477

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risks Relating to Our Business

Our evolving business model and the evolution of China’s direct sales industry makes it difficult to evaluate our business and future prospects.

Our business model continues to evolve in conjunction with the evolution of China’s direct sales industry (including the TV home shopping industry) and market conditions. The direct sales industry in China is still in the early stage of development and the competitive landscape and range of products being offered continue to evolve rapidly. Our business model has varied throughout our operating history in response to changes in the direct sales industry. Historically, we focused on our proprietary branded products, such as Ozing and Meijin. In 2006, we began selling and marketing certain third-party branded products on our TV direct sales platform pursuant to joint sales arrangement, which, to date, we have sold through our nationwide distribution network only in limited quantities. Additionally, in 2007, we began relationships with four established domestic banks through which we directly market products through specialized catalogs to credit card holders of these banks. As of December 31, 2010, we have established relationships with 29 domestic banks. However, our arrangements with these banks are not exclusive and the banks may send catalogs of our competitors to the credit card holders as well. In addition, the banks retain the right to elect which products are offered in our catalogs, and we may not be able to market our featured products or our highest profit margin products. Further, sales generated from our non-TV direct sales platforms have grown at a faster pace than our sales from TV direct sales platform in 2010 primarily due to our utilization of our customer database, the changing regulatory environment and the increase in media price. We expect sales from non-TV direct sales platforms, including catalogs, third party banks, Internet and outbound calls, to be of higher growth potential and growing importance to our business in the future. The evolution of our business model makes it difficult for you to evaluate our business and future prospects.

Our longer term goal is to become the leading media and branding company in China and to capitalize on our integrated cross-media platform with an aim to become partners of choice for both well-established and promising new businesses to market and distribute their products in China. To achieve this goal, starting from 2011, our management has adopted a new performance review system which focuses on the optimization of our media return. In addition, while maintaining our expansive distribution network, we expect to focus more on our TV and non-TV direct sales platform starting from 2011. However, there can be no assurance that we will be able to effectively implement our business strategies and the new performance review system, which could materially adversely affect our result of operations and prospects.

Our operating results fluctuate from period to period, making them difficult to predict. Our operating results for a particular period could fall below our expectations or the expectations of investors or any market analyst that may issue reports or analyses regarding our ADSs, resulting in a decrease in the price of our ADSs.

Our operating results are highly dependent upon, and will fluctuate based on, the following product-related factors:

•	the mix of TV direct sales programs, including the portion thereof dedicated to products marketed by us pursuant to joint sales arrangements, and brand promotion advertising;

•	the mix of products selected by us for marketing through our TV direct sales programs, our non-TV direct sales channels and our nationwide distribution network and their average selling prices;

•	the mix of our non-TV versus TV direct sales platforms;

•	new product introductions by us or our competitors and our ability to identify new products;

•

the availability of competing products and possible reductions in the sales price of our products over time in response to competitive offerings or in anticipation of our introduction of new or upgraded offerings;

•

seasonality with respect to certain of our products, such as our electronic learning products, for which sales are typically higher around our first and third fiscal quarters corresponding with the end and beginning of school semesters in China, respectively.

•	increases in component costs, such as the increase in the cost of flash memory, which is a key component of our electronic learning product;

•

the cycles of our products featured in our TV direct sales programs, with such sales typically growing rapidly over the initial promotional period and then declining over time, sometimes precipitously in a short period of time;

•	the market of certain featured products becoming saturated over time;

•	discounts offered to our distributors as part of incentive plans to stimulate sales;

•	the success of our distributors in promoting and selling our products locally; and

•	the potential negative impact distributor sales may have on our own direct sales efforts.

In addition, factors not directly relating to our products which could cause our operating results to fluctuate in a particular period or in comparison to a prior period include:

•	any requirement to suspend or terminate a particular TV direct sales program, including in response to regulatory actions;

•	new laws, regulations or rules promulgated by the PRC government governing the TV direct sales industry;

•	negative publicity about our products;

•	natural disasters, such as the severe snow storms or earthquake experienced by China in 2008;

•	the amount and timing of operating expenses incurred by us, including our media procurement expenses, inventory-related losses, bad debt expense, product returns and options grants to our employees;

•	gains and losses related to our investments in marketable securities; and

•	the level of advertising and other promotional efforts by us and our competitors in a particular period.

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

Our best-selling featured product lines account for, and are expected to continue to account for, the substantial majority of our sales. Featured products sales may decline, these products may have limited product lifecycles, and we may fail to introduce new products to offset declines in sales of our featured products.

Our five best-selling featured products or product lines accounted for 73.7%, 81.8% and 81.4% of our gross revenues in 2008, 2009 and 2010, respectively. In 2010, our electronic learning product line, which has consistently been one of our five best-selling products prior to 2007 and in 2009, has experienced a large decline due to the electronic learning product market decline. Our electronic learning product sales accounted for 18.6% of our gross revenues in 2010. Sales of our cell phone product line, which was our best-selling product in 2008, accounted for 42.6% of our gross revenues in 2010.

Only approximately 14.0% of our TV direct sales customers purchased products through our direct sales platform more than once in 2010. Our featured products may fail to maintain or achieve sufficient consumer market popularity and sales may decline due to, among other factors, the introduction of competing products, entry of new competitors, customer dissatisfaction with the value or quality offered by our products, negative publicity or market saturation (particularly in the area of cell phones). Consequently, our future sales success depends on our ability to successfully identify, develop, introduce and distribute in a timely and cost- effective manner new and appealing products, including new and upgraded products.

Our product sales for a given period will depend upon, among other things, a positive customer response to our TV direct sales programs, our effective management of product inventory and the stage of our products’ lifecycles during the period. Customer response to our TV direct sales programs depends on many factors, including the appeal of the products being marketed, the effectiveness of the TV direct sales programs, the viability of competing products and the timing and frequency of airtime. Our new products may not receive market acceptance. In addition, from time to time, we experience delays in the supply of our products to customers due to production delays or shortages or inadequate inventory management, and we lose potential product sales as a result. Furthermore, during a product’s lifecycle, problems may arise regarding regulatory, intellectual property, product liability or other issues which may affect the continued viability of the product for sale.

Although we have previously offset declining sales of a featured product line through increased sales of a new or expanded featured product line, we may be unable to do so in the future. For example, in 2009, after eliminating the sales from Yiyang Yukang, our sales of cell phone products by direct sales declined to $33.2 million from $56.2 million in 2008, though the total sales of cell phone products grew from $56.2 million in 2008 to $61.3 million in 2009. If we fail to identify and introduce additional successful products, including those to replace existing featured products suffering from declining sales or approaching the end of their product lifecycle, our gross revenues may not grow or may decline and our market share and value of our brand may be materially and adversely affected.

We may not fully realize the desired synergy of our acquisition of Yiyang Yukang.

On December 24, 2008, we completed our acquisition of Yiyang Yukang, a cell phone producer and distributor in China. We acquired Yiyang Yukang with an aim to build and develop our own cell phone brands, as well as to take advantage of Yiyang Yukang’s nationwide distribution network to facilitate sales of our featured cell phone products. Due to Yiyang Yukang’s underperformance, we recorded a $15.2 million impairment loss of intangible assets for Yiyang Yukang in 2009, primarily caused by (i) overall under-performance in the mobile handsets business of Yiyang Yukang and (ii) Yiyang Yukang’s change in business strategy to launch its proprietary “Uking” brand and changes incurred in the acquired distribution network.

We do not have relevant experience in managing and operating a cell phone manufacturer and maintain only low level supervision over the daily operation of Yiyang Yukang. We rely highly upon the core management of Yiyang Yukang in operating the company, and we may be unable to integrate and retain employees and management personnel. There are operational and managerial uncertainties associated with Yiyang Yukang and there can be no assurance that the management of Yiyang Yukang can sustain the levels of profitability or produce the anticipated results. In 2009 and 2010, Yiyang Yukang’s performance fell below our management’s expectation and we are currently restructuring its distribution business as discussed above. There can be no assurance its operating results and profitability will achieve the level we anticipate in 2011 or in the future.

Our business depends significantly on the strength of our product brands and corporate reputation; our failure to develop, maintain and enhance our product brands and corporate reputation may materially and adversely affect the level of market recognition of, and trust in, our products.

In China’s fragmented, developing and increasingly competitive consumer market, product brands and corporate reputation have become critical to the success of our new products and the continued popularity of our existing products. Our ability to develop, maintain and enhance a given products brand image and recognition depends largely on our ability to remain a leader in the TV direct sales market industry in China. Our brand promotion efforts, particularly our brand promotion activities, may be expensive and may fail to either effectively promote our product brands or generate additional sales.

Our product brands, corporate reputation and product sales could be harmed if, for example:

•

our advertisements, including our TV direct sales programs, or the advertisements of the owners of the third-party brands that we market or those of our distributors, are deemed to be misleading or inaccurate;

•	our products fail to meet customer expectations;

•	we provide poor or ineffective customer service;

•	our products contain defects or otherwise fail;

•	consumers confuse our products with inferior or counterfeit products;

•	consumers confuse our TV direct sales programs with those of our competitors, some of which may promote inferior products, be misleading or inaccurate, or be of poor production quality; or

•	consumers find our outbound calls intrusive or annoying.

Furthermore, some of our customers reported that they have received phone calls from certain unidentified third parties impersonating our staff. These unidentified individuals called our customers to request that they (i) modify their order because the ordered product was out of stock or (ii) reject an ordered product upon delivery because it was damaged. In some cases, these unidentified individuals delivered counterfeit or inferior products to our customers. We have conducted an internal investigation, and have reported the case to the relevant authorities. The case was under relevant authorities’ investigation; however, we can not assure you that relevant authorities will be able to identify the impersonator or impersonators. We believe that we have taken the necessary steps to prevent similar events from recurring. However, there can be no assurance that we will be able to effectively prevent the recurrence of such events in the future, and in case such events recurs in the future, it could materially adversely affect our reputation among our customers and potential customers and our result of operations.

Our business depends on our access to TV media time to market our products in China, which is limited by PRC regulations. We do not generally have long-term contracts to purchase TV media time, and any regulatory or other disruption of our access to desired TV time slots could negatively impact the effectiveness of our TV direct sales platform.

Our business is dependent on having access to media time to televise our TV direct sales programs. A significant portion of our direct sales, which accounted for 71.3%, 55.8% and 66.8% of our total net revenues in 2008, 2009 and 2010, respectively, are generated through our TV direct sales platform. In addition, our nationwide distribution network is significantly dependent on our TV direct sales platform since our distributors generally seek to distribute products that were or continue to be sold successfully through our TV direct sales programs.

Under PRC regulations, airtime used to broadcast retail sales programs is generally considered advertising time. PRC regulations restrict the overall daily TV advertising time and the amount of TV advertising time during certain time periods. New regulations and rules that imposed tighter restrictions on TV advertising were issued in 2009. The Circular on Strengthening the Administration of TV Direct Sales Advertising and Home Shopping Programs issued by the State Administration of Radio, Film and Television, or SARFT, on September 10, 2009 requires that TV direct sales advertising programs not be broadcasted on some specialized TV channels, including news channels, international channels, and TV home shopping channels and not be broadcasted on satellite TV channels during the period from 6:00pm to 12:00pm every day. The Administrative Measures on Advertising on Television or Radio issued by the SARFT on September 11, 2009 and effective as of January 1, 2010 further requires that the total airtime allocated to commercial advertising on each TV channel not exceed 12 minutes per hour and not exceed 18 minutes in total during the period from 7:00pm to 9:00pm. Violation of these time restrictions may result in a warning, an order to correct the violation, a fine of up to RMB20,000, the suspension of broadcasting relevant to advertising, the suspension of the operation of the TV channel where the relevant advertising is broadcast, or even the withdrawal of the TV station’s operating license.

Our TV direct sales programs, which are typically five to ten minutes in length, are in most cases treated by TV stations as advertising for purposes of complying with these PRC regulations. Accordingly, adverse or unanticipated regulatory changes, including any change that limits the amount of time available for TV advertising generally or its availability to us, could significantly harm our business or limit our ability to operate. For example, the 2009 new regulations and rules described above have caused a strong increase in media price and as a result, we have to further lower our purchase of TV advertising time to focus on more cost effective channels and time slots and to better control our cost. We purchase TV advertising time directly from TV stations or TV advertising agencies that have exclusive rights to sell certain time slots for certain TV channels. Competition for attractive TV advertising time and for channels in China is intense, in part, due to the daily restrictions discussed above. Competitors for advertising time include other TV-based retail companies and companies seeking to advertise their own products. In addition, certain TV channels have in the past allocated, and might choose in the future to allocate, fewer time slots for TV direct sales programs. As our existing contracts expire, we may be unable to purchase or renew desired advertising time slots on desirable TV channels or at favorable price levels, if at all. Any significant increase in media price or decreases in our access to media time, including as result of any failure to renew or extend our existing contracts with TV stations or their advertising agencies, could negatively impact the effectiveness of our TV direct sales platform and our TV direct sales net revenues and total net revenues.

Our advertising commitments represent our largest operating expenditure. However, our advertising commitments may not generate higher net revenues, thereby negatively impacting our overall profitability.

The purchase of TV advertising time is our largest operating expenditure. A significant increase in the cost of media time could negatively impact our overall profitability. In 2010, we optimized our media resources on the basis of media return data collected in 2009. We ceased the purchase of TV airtime with low media returns and increased the purchase of TV airtime with higher media returns. We expect that our TV direct sales will continue to grow because of the further optimization of our media resources and the increase of our total purchase of TV airtime.

Our TV advertising time purchase contracts typically require us to make full advance payment before broadcasting our TV direct sales programs. As of December 31, 2010, we had signed contracts to purchase $41.9 million of TV advertising time for direct sales programs for 2011. Accordingly, if we fail to manage our media time efficiently or effectively, and our TV advertising efforts fail to generate sufficient return or profit potential, our results of operations and business performance may be materially and adversely affected. In addition, we may be unable to use all of our purchased time due to factors out of our control, such as preemption of our time by special programming events and programming overruns by relevant TV stations. In 2008, approximately 10.1% of our purchased TV advertising time was preempted by these TV stations due to special events such as the Beijing Olympic Games in August 2008, which significantly affected our sales performance in the third quarter. In 2009, approximately 4% of our purchased TV advertising time was preempted by these TV stations. Although these TV stations reimburse us or provide us alternative advertising time slots in the event of preemption, this might not fully compensate us for the loss of our desired time slots.

Our joint sales arrangements constitute a substantial part of our business, and the termination of any of them could adversely affect our business, results of operations, financial condition and prospects.

In 2010, we primarily focused on growing our proprietary branded products while continuing to develop joint sales opportunities, particularly for our cosmetics and cell phone products. Our joint sales arrangements generate direct sales revenues and additional payment streams through the sale of products of our joint sales partners and the additional payments we receive from our joint sales partners based on sales of featured products through their own distribution channels, which reduce our cost of direct sales revenues. Under some joint sales arrangements, our joint sales partners also share a portion of our advertising costs. We do not typically maintain contracts for over one-year with any of the parties with whom we have arrangements, and our ability to maintain and manage relationships with each of them is subject to various uncertainties, some of which are not within our control. Third parties with whom we engage in joint sales activities may decide to produce their own TV direct sales programs, or may decide to rely on the services of our competitors. If any of our joint sales arrangements terminates, our business, results of operations, financial condition and prospects could be adversely affected.

We rely on our nationwide distribution network for a significant portion of our revenues. Failure to maintain good distributor relations could materially disrupt our distribution business and harm our net revenues.

Our business is significantly dependent on the performance of our distributors and our distribution sales account for an increasingly significant portion of our net revenues. In 2008, 2009 and 2010, 28.7%, 44.2% and 33.2%, respectively, of our net revenues were generated through our approximately 90 distributors. Our largest distributor accounted for approximately 1.8%, 2.5% and 1.4% of our gross revenues in 2008, 2009 and 2010, respectively. We do not maintain long-term contracts with our distributors. Maintaining relationships with existing distributors and replacing any distributor may be difficult or time consuming. Our failure to maintain good relationships with our distributors could materially disrupt our distribution business and harm our net revenues.

We may be unable to effectively manage our nationwide distribution network. Any failure by our distributors to operate in compliance with our distribution agreements and applicable law may result in liability to us, may interrupt the effective operation of our distribution network, may harm our brands and our corporate image and may result in decreased sales.

We have limited ability to manage the activities of our distributors, who are independent from us. In addition, our distributors or the retail outlets to which they sell our products may violate our distribution agreements with them or the sales agreements between our distributors and the retail outlets. Such violations may include, among other things:

•	failure to meet minimum sales targets for our products or minimum price levels for our products in accordance with relevant agreements;

•

failure to properly promote our products through local marketing media, including local TV and print media, violation of our media content requirements, or failure to meet minimum required media spending levels;

•

selling products that compete with our products, including product imitations, or selling our products outside their designated territories, possibly in violation of the exclusive distribution rights of other distributors;

•	providing poor customer service; or

•	violating PRC law in the marketing and sale of our products, including PRC restrictions on advertising content or product claims.

In particular, we have discovered that some of the retail outlets to which our distributors sell our products are selling imitation products that compete with our products, such as our Babaka branded posture correction product. Although we continue to rigorously monitor this situation and require our distributors to abide by their contractual obligation to eliminate any such violation by the retail outlets, we may be unable to police or stop violations such as the selling of imitation products by retail outlets.

If we determine to fine, suspend or terminate our distributors for acting in violation of our distribution agreements, or if the distributors fail to address material violations committed by any of their retail outlets, our ability to effectively sell our products in any given territory could be negatively impacted. In addition, these and similar actions could negatively affect our brands and our corporate image, possibly resulting in loss of customers and a decline in sales.

Some of our distributors may compete with us in certain TV direct sales markets, possibly negatively affecting our direct sales in those markets.

Several of our current distributors market and sell some of our and our competitors’ products through their own TV direct sales platforms and call centers. Of those distributors, two of these distributors were among our five best-performing distributors in 2008, and one was among our five best-performing distributors in 2009 and 2010, with aggregate revenue contribution of approximately 1.7%, 2.0% and 2.3% of our gross revenues in 2008, 2009 and 2010, respectively. Each of these distributors is a party to our standard distribution arrangement and each operated its own TV direct sales platform prior to becoming our distributor. These distributors continue to operate their own TV direct sales platforms. In addition, some of our other distributors use edited versions of our TV direct sales programs to market our products on local TV stations and conduct TV direct sales activities through their own call-in numbers. These distributors’ TV direct sales efforts may compete with and negatively affect our own TV direct sales in their respective territories.

Certain of our distributors are beneficially owned by our employees. It may be difficult for us to effectively evaluate the performance of these distributors or to replace any of them if they are non-performing, underperforming or non-compliant with our distribution agreements.

We have approximately 90 distributors constituting our nationwide distribution network that distribute our products across China. Some of our distributors are owned in part, or in some cases in whole, by certain of our employees or their family members. In 2008, 2009 and 2010, the aggregate sales generated by distributors owned in whole or in part by our employees accounted for approximately 17.2%, 12.7% and 10.9% of our distribution gross revenues, respectively, or 4.9%, 5.6% and 3.6% of our total gross revenues, respectively. Certain of these distributors have been among our top distributors in 2008, 2009 and 2010. We entered into the distribution agreements with these related distributors on an arm’s-length basis and the terms in the distribution agreements with these distributors are the same as those with our independent distributors. Nevertheless, the economic interests held by our employees in our distributors may make it difficult for us to effectively evaluate the performance of such distributors or fine, suspend or terminate a non-performing, under-performing or non-compliant distributor without harming our relationship with those employees.

We may not realize the anticipated benefits of our potential future joint ventures, acquisitions or investments or be able to integrate any acquired employees, businesses, products, which in turn may negatively affect their performance and respective contributions to our results of operations.

Since 2003, we have entered into seven joint ventures with other entities for our products, including our electronic learning product line as a means of acquiring managerial expertise and additional complementary distribution network infrastructure. We may continue to enter into similar joint ventures or make other acquisitions or investments to, among other things, acquire managerial expertise or additional complementary distribution network infrastructure or to secure exclusive product distribution rights for the products to be sold through our multiple sales platforms. Risks related to our existing and future joint ventures, acquisitions and investments include, as applicable:

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

•

to the degree we wish to do so, we may be unable to integrate and retain acquired employees or management personnel; incorporate acquired products, or capabilities into our business; integrate and support pre-existing manufacturing or distribution arrangements; consolidate duplicate facilities and functions; or combine aspects of our accounting processes, order processing and support functions; and

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

Our operations have grown rapidly. We grew from 128 employees in 2000, to 2,301 employees as of December 31, 2010. In addition, we purchased a fifty-year land use right of a piece of land in Qingpu district of Shanghai in the first quarter of 2009. We have completed construction on a warehouse and a factory for manufacturing our proprietary branded products on this land and currently are conducting various completion inspections. We may not be able to successfully operate the factory built on such land due to, among others, our lack of prior experience. Our recent growth has resulted, and future growth could continue to result, in substantial demands being placed on our operational and administrative systems, our financial and management controls and resources, our management and our employee training capabilities. Any failure in these areas could significantly harm our ability to effectively operate our business, accurately report our financial results as a public company and attract and train our employees and management, which could hamper our business strategy and result in deterioration in our operating results.

We depend on our senior management team, key personnel and skilled and experienced employees in all aspects of our business, and our business and operations may be severely disrupted and our performance negatively affected if we lose their services.

Our future success significantly depends upon the continuing service of our senior management team, including Robert W. Roche, our co-founder and executive chairman, and Don Dongjie Yang, our co-founder, chief executive officer, president and director. If one or more members of our senior management team or other key employees are unable or unwilling to continue in their present position, we may not be able to replace them easily or at all, our business could be severely disrupted, and our financial condition and results of operations could be materially and adversely affected. We do not maintain key-man life insurance for any of our senior management.

To maintain our competitive position and expand our operations, we must attract, train and retain skilled and experienced employees in numerous areas, including product development, media procurement and call center operations. The monthly average turnover rate for our call centers ranged from 2.2% to 10.0% in 2008, 2.7% to 9.5% in 2009, and 2.1% to 12.0% in 2010, reflecting both voluntary terminations and termination of employees failing to meet our performance standards. Any inability to attract and retain a significant number of skilled and experienced employees in our call centers or other critical areas could seriously disrupt our business and operations and negatively affect our financial performance.

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

We rely significantly on EMS, the largest national express mail service operated by the China Post Office, and to a lesser extent, local delivery companies, to deliver products sold through our direct sales platforms. EMS and local delivery companies made deliveries of products representing 59.3% and 29.8% of our direct sales gross revenues in 2008, respectively, 47.4% and 38.0% of our direct sales gross revenues in 2009, respectively, and 32.5% and 49.5% of our direct sales gross revenues in 2010, respectively. Although we have started offering credit card payment options for selected card holders, almost all of the products that we sell through our direct sales platforms are delivered and paid for by customers on a cash on delivery, or COD, basis. We rely on EMS and local delivery companies to remit customer payment collections to us. Of the total attempted product deliveries by EMS and local delivery companies on a COD basis, approximately 75%, 73% and 68% were successful in 2008, 2009 and 2010, respectively. Reasons for delivery failure primarily include customer refusal to accept a product upon delivery or failure to successfully locate the delivery address. Although we continue to explore alternative payment methods and expand our credit card payment options, we expect to continue to be dependent on COD customer payments for the foreseeable future.

EMS typically requires 30 days to remit to us the COD payments received from our customers. Of our total accounts receivable balance as of December 31, 2008, 2009 and 2010, $9.0 million or 32.5%, $2.2 million or 12.8%, and $0.2 million or 1.6%, respectively, were due from EMS. In addition, from time to time, we have been required to write off certain EMS accounts receivable due to a difference between EMS’s collections according to our records and cash amounts actually received by EMS according to their records. The total amount of EMS-related accounts receivable written off in 2008, 2009 and 2010 was approximately $0.3 million in each year. We may be required to write off similar or higher amounts in the future. We do not maintain a long-term contract with EMS. Failure or inability to renew our contract with EMS could disrupt our business and operations and negatively affect our financial performance.

We expect competition in China’s consumer market to intensify. If we do not compete successfully against new and existing competitors, we may lose our market share, and our profitability may be adversely affected.

Competition from current or future competitors could cause our products to lose market acceptance or require us to significantly reduce our prices or increase our promotional activities to maintain and attract customers. Many of our current or future competitors may have longer operating histories, better brand recognition and consumer trust, strong media management capabilities, better media and supplier relationships, a larger technical staff and sales force and/or greater financial, technical or marketing resources than we do. Because of our integrated vertical business model, we face competition from the following companies operating in our value chain:

•	other TV direct sales companies operating in China with generally similar business models to ours, including Moneng TV, Pacific Media and China SevenStar;

•

TV home shopping companies that operate across China or in large parts of China, such as CCTV Home Shopping and Hunan TV Happigo, and companies that operate on multiple channels in multiple provinces, such as Oriental CJ Home Shopping, U-you Home Shopping and TVSN;

•

numerous domestic and international sellers of consumer branded products that sell their products in China and which compete with our products, such as our Ozing electronic learning products which compete with electronic learning products from BBK, Noah and other brands, and our cell phone products which compete with similar products sold by local and international cell phone manufacturers;

•

traditional retailers and distributors, as well as direct marketers such as Avon, operating in China which currently or in the future may offer competing products, including products under their own brand, or may otherwise offer or seek to offer small and medium manufacturers and suppliers distribution capabilities throughout China;

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

Interruption or failure of our telephone system and management information systems could impair our ability to effectively sell and deliver our products or result in a loss or corruption of data, which could damage our reputation and negatively impact our results of operations.

In 2008, 2009 and 2010, approximately 71.3%, 55.8% and 66.8% of our total net revenues, respectively, were generated through our direct sales platforms with orders processed by our call centers. Our call centers rely heavily on our telephone and management information systems, or MIS, to receive customer calls at our call centers, process customer purchases, arrange product delivery and assess the effectiveness of advertising placements and consumer acceptance of our products, among other things. As our business evolves and our MIS requirements change, we may need to modify, upgrade and replace our systems. We work closely with third-party vendors to provide telephone and MIS tailored to our specific needs. We are and will continue to be substantially reliant on these third-party vendors for the provision of maintenance, modifications, upgrades and replacements to our systems. If these third-party vendors can no longer provide these services, it may be difficult, time consuming and costly to replace them. Any such modification, upgrading or replacement of our systems may be costly and could create disturbances or interruptions to our operations. Similarly, undetected errors or inadequacies in our telephone and MIS may be difficult or expensive to timely correct and could result in substantial service interruptions.

From time to time, our computer systems experience short periods of power outage. Any telephone or MIS failure (including as a result of natural disaster or power outage), particularly during peak or critical periods, could inhibit our ability to receive calls and complete orders or evaluate the effectiveness of our promotions or consumer acceptance of our products or otherwise operate our business. These events could, in turn, impair our ability to effectively sell and deliver our products or result in the loss or corruption of customer, supplier and distributor data, which could damage our reputation and negatively impact our results of operations.

We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our product brand, reputation and competitive position. In addition, we may have to enforce our intellectual property rights through litigation. Such litigation may result in substantial costs and diversion of resources and management attention.

We rely on a combination of patent, copyright, trademark and unfair competition laws, as well as nondisclosure agreements and other methods to protect our intellectual property rights. In particular, we rely on the trademark law in China to protect our product brands. We currently maintain approximately 264 trademark registrations in China. The legal regime in China for the protection of intellectual property rights is still at a relatively early stage of development. Despite many laws and regulations promulgated and other efforts made by China over the years to enhance its regulation and protection of intellectual property rights, private parties may not enjoy intellectual property rights in China to the same extent as they would in many western countries, including the United States, and enforcement of such laws and regulations in China has not achieved the levels reached in those countries. Although the PRC State Council approved the State Outlines on the Protection of Intellectual Property on April 9, 2008 in an effort to protect intellectual property, the steps we have taken may still be inadequate to prevent the misappropriation of our intellectual property. Separately, we are in the process of applying for registration or transfer of approximately 52 trademarks in China, including trademarks for two of our best-selling product lines in 2010. We may be unable to enforce our proprietary rights in connection with these trademarks before such registrations or transfers are approved by the relevant authorities and it is possible that such registrations or transfers may not be approved at all. In addition, manufacturers or suppliers in China may imitate our products, copy our various brands and infringe our intellectual property rights. We have recently discovered unauthorized products in the marketplace that are counterfeit reproductions of our products sold by the retailers within our nationwide distribution network and by third parties in retail stores and on websites. The counterfeit products that we found include our Babaka posture correction products, one of our five best-selling products in 2010, our GPS products, and our oxygen generation products.

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

In August 2009, Beijing Ren’ai filed a suit in the People’s Court of Beijing Haidian District against Shanghai HJX, Beijing Sancai and Beijing Zhidahengtong, alleging that the English programs we provide to the users of our electronic learning products infringe upon the copyright of Beijing Ren’ai. Beijing Ren’ai claimed damages of RMB2,000,000 (approximately $293,000). The court ruled in favor of Ren’ai in the suits and awarded Ren’ai total compensation of RMB500,000 (approximately $73,000). The defendants appealed the court’s decisions and Beijing First Intermediate People’s Court affirmed the decision of the People’s Court of Beijing Haidian District on September 15, 2010. We believe that the above legal proceedings will not have a material adverse effect on our financial conditions.

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

For example, in March 2009, we received a complaint from Advertising Broadcasting Center of Liaoning TV Station, or Liaoning TV, which filed a suit against Shanghai Acorn Advertising Broadcasting Co., Ltd., or Shanghai Advertising, claiming that Shanghai Advertising breached its advertisement broadcasting contract with Liaoning TV by not fully performing its payment obligation under the contract and asserted damages of approximately RMB19 million (approximately $2.8 million). Liaoning TV further applied for provisional seizure of Shanghai Advertising’s bank account in the same amount of its claim. In June 2009, the people’s court ruled in favor of Liaoning TV and awarded Liaoning TV an aggregate payment of RMB10.9 million (approximately $1.6 million). In July 2009, we appealed to the people’s court at higher level, which affirmed the judgment in September 2009. On November 19, 2009 we paid Liaoning TV RMB10.9 million (approximately $1.6 million).

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

We manufactured almost 36.8% of the products we sell in terms of cost of revenues in 2010, with the balance provided by third-party suppliers and manufacturers in China. We purchase the materials we need to manufacture our products, including our electronic learning product line, from outside suppliers in China. Our largest supplier in 2010, which supplied cell phones, accounted for approximately 13.3% of our total cost of revenues in 2010. We typically purchase all production materials, including critical components such as flash memory, chipsets and LCD display screens for our electronic learning products, on a purchase order basis and do not have long-term contracts with our suppliers.

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

Currently, products manufactured and supplied by third parties for us primarily include our cell phones, cosmetics and collectibles. In 2010, we had one supplier regarding our cell phone products accounting for approximately 13.3% of our cost of revenues in the same period. We typically purchase these products on a purchase order basis and do not have long-term contracts with these suppliers. Some of our products are supplied by third-party manufacturers based on designs or technical requirements provided by us. These manufacturers may fail to produce products that conform to our requirements. In addition, for products manufactured or supplied by third-party manufacturers, we indirectly face many of the risks described above and other risks. For example, our third-party manufacturers may not continue to supply products to us of the quality and/or in the quantities we require. It may also be difficult or expensive for us to replace a third-party manufacturer.

Our leases of land and manufacturing facilities in Beijing may not be in full compliance with PRC laws and regulations and we may be required to relocate our facilities, which may disrupt our manufacturing operations and result in decreased net revenues.

Our manufacturing facilities for our oxygen generating products are built on a plot of land we leased from Beijing Tongzhou District Lucheng Town Chadao Village for a term of 30 years. The Beijing land is collectively owned land and is not technically permitted to be leased to others for non-agricultural purposes such as commercial enterprises like ours under relevant PRC laws. The PRC land authority also has the power to order the lessor to terminate the lease with us, to confiscate any illegal gains or order the payment of fines. If our lease is terminated, we would be required to relocate our facilities. Although we believe that the relocation cost, if any, would not be significant, such relocation could disrupt our manufacturing operations and result in lower net revenues.

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

We are required, among other things, to conduct annual reviews of goodwill and test intangible assets and other long-lived assets for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. In connection with our business acquisitions, we make assumptions regarding estimated future cash flows and other factors to determine the fair value of goodwill and intangible assets. In assessing the useful lives of the intangible assets, we must make assumptions regarding their fair value, the recoverability of those assets and our ability to successfully develop and ultimately commercialize acquired technology. If those assumptions change in the future when we conduct our periodic reviews in accordance with applicable accounting standards, we may be required to record impairment charges. For example, we recorded a non-cash impairment charges of $15.2 million in 2009 as a result of our valuation of distribution network from the acquisition of Yiyang Yukang, which was primarily caused by (i) overall under-performance in the mobile handsets business of Yiyang Yukang and (ii) Yiyang Yukang’s change in business strategy to launch its proprietary “Uking” brand and changes incurred in the acquired distribution network. It is possible that future reviews will result in further write-downs of intangible assets and other long-lived assets.

We may be required to record additional significant charges to earnings from the declines in fair value of our investment in an index-linked structured note.

Our investment policy and strategy attempt primarily to preserve capital and meet our liquidity requirements. We currently hold an index-linked structured note that we purchased from a bank in 2007 for a principal of $10 million. The note matures in August 2019 and has a variable interest rate that is computed based on the number of days in which both the 3-month USD-LIBOR-BBA and the Nikkei 225 indices are above or within the stated ranges, respectively. The structured note contains an available-for-sale debt host security and an embedded derivative instrument that are reported within the same line on our consolidated balance sheets at the estimated fair value of the note. As of December 31, 2010, the estimated fair value of the structured note was $7.1 million.

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

Internal controls are necessary for us to provide reliable financial reports and effectively prevent fraud. As required by Section 404 of the Sarbanes-Oxley Act of 2002, every public company has to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting.

If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which could cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods. For example, our management concluded that our internal control over financial reporting was not effective as of December 31, 2010 due to a material weakness identified. Specifically, this material weakness resulted in a restatement of our 2008 and 2009 consolidated financial statements to correct an accounting error as a result of erroneous reversal of previously recognized share-based compensation in 2008 for vested awards that were returned unexercised because of termination of employment. Although we are in the process of implementing remedial steps to address the material weakness, these remedial measures may not fully address the material weakness or other control deficiencies. See Item 15T, “Controls and Procedures” for further details.

In addition, under the current SEC regulations, we may be required to include an auditor’s report on our internal controls in our future financial reporting. If our independent registered public accounting firm is not satisfied with our internal controls over financial reporting or the level at which our internal controls over financial reporting are designed, documented, operated or reviewed, or if the independent registered public accounting firm interprets the requirements, rules or regulations differently than we do, then they may issue an adverse or qualified opinion. Failure to achieve and maintain an effective internal control environment could cause investors to lose confidence in our reported financial information, which could have a material adverse effect on our stock price.

Risks Related to Our Industry

Our businesses and growth prospects are dependent upon the expected growth in China’s consumer retail markets. Any future slowdown or decline in China’s consumer retail markets could adversely affect our business, financial condition and results of operations.

All of our net revenues are generated by sales of consumer products in China. The success of our business depends on the continued growth of China’s consumer retail markets. The consumer retail markets in China are characterized by rapidly changing trends and continually evolving consumer preferences and purchasing patterns and power. China’s TV direct sales market is expected to grow in line with expected growth in consumer disposable income and the economy in China generally. However, projected growth rates for the Chinese economy and China’s consumer retail markets may not be realized, particularly in light of the current global economic crisis. Any slowdown or decline in China’s consumer retail markets would have a direct adverse impact on us and could adversely affect our business, financial condition and results of operations.

If infomercials and the products promoted on infomercials are not accepted by TV viewers in China, our ability to generate revenues and sustain profitability could be materially and adversely affected.

In 2008, 2009 and 2010, we derived 71.3%, 55.8% and 66.8%, respectively, of our total net revenues from our direct sales platforms. We expect that in the future a substantial portion of our future revenues and profits will continue to be dependent upon the receptivity of Chinese TV viewers to infomercials such as our TV direct sales programs and the products showcased therein. Many Chinese TV viewers are not accustomed to purchasing products directly from TV. As a result, TV viewers in China may be both more likely to mistrust infomercials as a commercial medium and less likely to purchase products from TV direct marketers such as us. If we are unable in the future to increase receptivity for our TV direct sales programs and the products showcased therein, our ability to generate revenue and sustain profitability could be materially and adversely affected.

Risks Related to the Regulation of Our Business

PRC regulations relating to our industry are evolving. Any adverse or unanticipated regulatory changes, particularly those regarding the regulation of our direct sales business, could significantly harm our business or limit our ability to operate.

We and our distributors are subject to various laws regulating our advertising, including the content of our TV direct sales programs, and any violation of these laws by us or our distributors could result in fines and penalties, harm our product brands and result in reduced net revenues.

PRC advertising laws and regulations require advertisers and advertising operators to ensure that the content of the advertising they prepare, publish or broadcast is fair and accurate, is not misleading and is in full compliance with applicable laws. Specifically, we, as an advertiser or advertising operator, and our distributors, as advertisers, are each required to independently review and verify the content of our respective advertising for content compliance before displaying the advertising through TV sales programs, print media, radio or Internet portals. Moreover, the PRC unfair competition law prohibits us and our distributors from conveying misleading, false or inaccurate information with respect to quality, function, use, or other features of products, through advertising. Violation of these laws or regulations may result in penalties, including fines, confiscation of advertising income, orders to cease dissemination of the advertising, orders to publish an advertisement correcting the misleading information and criminal liabilities. In circumstances involving serious violations, the PRC government may suspend or revoke a violator’s business license.

For advertising related to certain types of our products, such as those products constituting medical devices and health related products, we and our distributors must also file the advertising content with the provincial counterpart of the China’s State Administration for Food and Drug, or SAFD, or other competent authorities, and obtain required permits and approvals for the advertising content from the SAFD or other competent authorities, in each case, before publication or broadcasting of the advertising. In addition, pursuant to the new Food Safety Law of the PRC effective from June 1, 2009, the contents of food advertisements should be true and no disease- prevention or remedial function should be mentioned. We endeavor to comply, and encourage our distributors to comply, with such requirements. However, we and our distributors may fail to comply with these and other laws. Commencing on January 1, 2008, advertisings related to medical devices and health related foods are subject to the credit rating administration. The provincial counterpart of SAFD is responsible for collecting, recording, identifying and publishing the credit rating information of the advertiser. The credit rating of every advertiser will fall into good credit, dishonor credit or material dishonor credit and this rating is reviewed each year. An advertiser who receives a rating of dishonor credit or material dishonor credit may be ordered to improve its rating within a specified time limit and its business activities may be subject to special scrutiny if necessary. Therefore, any violations by us or our distributors relating to our oxygen generating devices and neck massaging products may result in SAFD imposing on us or our distributors a dishonor credit or material dishonor credit rating. Our and our distributors’ past and future violations and a dishonor credit or material dishonor credit rating imposed upon us, if any, could seriously harm our corporate image, product brands and operating results.

Moreover, government actions and civil claims may be filed against us for misleading or inaccurate advertising, fraud, defamation, subversion, negligence, copyright or trademark infringement or other violations due to the nature and content of our TV direct sales programs or other advertising produced by us or our distributors. We have been fined by the relevant authorities for certain advertising that was considered misleading or false by the authorities, including our advertising for our electronic learning products. For example, on April 12, 2010 Shanghai Acorn Network Technology Development Co., Ltd was imposed a fine of RMB 215,700 by Shanghai Administration of Industry and Commerce Qingpu Branch for its misleading advertising in its printed advertisement. Historically, such fines have not been significant and related investigations into our advertising practices did not consume significant amounts of our management resources. In some cases, we were required to accept product returns. We may have to expend significant resources in the future in defending against such actions and these actions may damage our reputation, result in reduced net revenues, negatively affect our results of operations, and even result in our business licenses being suspended or revoked and in criminal liability for us and our officers and directors.

Governmental actions to regulate TV and radio-based direct sales programs of medical devices and diet and slimming products will adversely impact sales of our branded neck massager product line and some of our other products and may adversely impact our future overall operating results.

In July 2006, the State Administration of Radio, Film and Television, or SARFT, and the State Administration for Industry and Commerce, or SAIC, issued a circular temporarily prohibiting the broadcast of TV-and radio-based direct sales programs regarding pharmaceutical products, diet and slimming products, medical devices, breast enhancement products and height increasing products on and after August 1, 2006, pending adoption of new rules governing those direct sales activities. The Circular on Strengthening the Administration of TV Direct Sales Advertising and Home Shopping Programs, issued by the SARFT on September 10, 2009, prohibited the TV direct sales and home shopping programs advertising the pharmaceuticals, breast-enhancement products, diet and slimming products, and the medical devices which are implantable or need instruction by experts. Meanwhile, the Administrative Measures on Advertising on Television or Radio, issued by the SARFT on September 11, 2009 and effective as of January 1, 2010, prohibited the pharmaceutical and medical device or health related advertising programs to contain the recovery rate or efficiency rate or certification by the doctors, experts, patients or public figures. Furthermore, Criteria for the Examination and Publication of Medical Device Advertisements were issued by the Ministry of Health, the State Administration for Industry and Commerce, and the SFDA and became effective on May 20, 2009, which provided strict regulation on medical device advertisements publication. According to the Circular Concerning Further Severely Punishing Illegal Advertisements of Pharmaceuticals, Medical Devices and Health Food effective in February 2010, enterprises which publish the illegal advertisements will be severely punished. Consequently, we will be unable to broadcast TV-and radio-based direct sales programs for some of our products, primarily including our oxygen generating product and our branded neck massager product. For at least the near-term, our direct and distribution sales of these restricted products will be adversely impacted. The overall impact on our future operating results depends on, among other things, our success in promoting the products covered by the circular through other media channels; the degree to which distribution sales of our restricted products are impacted by the ban on TV direct sales programs; our ability to offset these decreased sales with sales of non-restricted products using our committed TV advertising time and the related sales price and margins of those non-restricted products; and the nature of, and restrictions imposed by, the future rules when adopted.

If the PRC government takes the view that we did not obtain the necessary approval for our acquisition of Shanghai Advertising, we could be subject to penalties.

On September 24, 2007, we acquired 100% of the legal ownership of Shanghai Advertising, which had been one of our affiliated entities, through Shanghai Acorn Enterprise Management Consulting Co., Ltd., or Acorn Consulting. At the time of our acquisition, the advertising industry was a restricted industry for foreign investment under the Guideline Catalog of Foreign Investment Industries (2004 Revision). Strictly speaking, Acorn Consulting, as a domestic subsidiary of foreign invested enterprises, might have been required under PRC law to obtain the approval of the Ministry of Commerce, or MOFCOM, or its local counterpart to invest in restricted industries, such as the advertising industry. However, on October 31, 2007, the National Development and Reform Commission and MOFCOM jointly issued the Guideline Catalog of Foreign Investment Industries (2007 Revision) which removed the advertising industry from the restricted list for foreign investment. The new guideline became effective as of December 1, 2007. As a permitted industry, approval of MOFCOM or its local counterpart is no longer required for a foreign invested enterprise or its domestic subsidiary to invest in advertising. Based upon the published interpretation on the website of Shanghai Foreign Investment Commission, or SFIC, MOFCOM’s local counterpart in Shanghai, and oral advice we received from SFIC prior to the acquisition, we believe that it was not necessary for us to seek such approval at the time when we made the acquisition. However, because our acquisition occurred prior to, yet approaching, the removal of the advertising industry from the restricted list for foreign investment, and we did not receive the approval of SFIC, we may be deemed not in strict compliance with the then effective rules and could be subject to penalties. We were advised by SFIC in an anonymous consultation prior to the acquisition that this acquisition was a purely domestic acquisition without any foreign-related issues. Based on the advice of SFIC, Pudong Administration of Industry and Commerce in Shanghai accepted the registration of such acquisition and issued a new business license to Shanghai Advertising on September 24, 2007. In addition, our PRC legal counsel, Commerce & Finance, has advised us that it is unlikely that we would be required by the PRC regulatory authorities, in particular SAIC and MOFCOM or their local counterparts, to seek such approval to make up for our deficiency, or that any penalties would be imposed upon us for failure to obtain such approval.

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

If the PRC government takes the view that the agreements that establish the structure for operating our TV and other direct sales business in China does not comply with PRC governmental restrictions on foreign investment in these areas, we could be subject to severe penalties

Our direct sales business is regulated by MOFCOM and SAIC. Foreign investment in direct sales business is highly restricted and must be approved by MOFCOM. To address these restrictions, two affiliated Chinese entities, Shanghai Acorn Network Technology Development Co., Ltd., or Shanghai Network, and Beijing Acorn Trade Co., Ltd., or Beijing Acorn, hold the licenses required to operate our direct sales business. Until we obtain MOFCOM’s approval to operate our direct sales business, we must continue to rely on these affiliated entities to sell our products to the customers. Our two affiliated Chinese entities are currently owned by two PRC citizens, Don Dongjie Yang, our co-founder, chief executive officer, president and director, and David Chenghong He, one of our former executive officers. We have entered into contractual arrangements with these affiliated entities pursuant to which our wholly owned subsidiary, Acorn Information Technology (Shanghai) Co., Ltd., or Acorn Information, provides technical support and operation and management services to these affiliated entities. In addition, we have entered into agreements with these affiliated entities and Don Yang and David Chenghong He, as their shareholders, providing us substantial ability to control each of these affiliated entities. For detailed descriptions of these contractual arrangements, see Item 4.C, “Information on the Company—Organizational Structure”.

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

We rely on contractual arrangements with our two affiliated entities in China, collectively owned 100% by Don Dongjie Yang, our co-founder, chief executive officer, president and director, and David Chenghong He, one of our former executive officers, to operate our business. For a description of these contractual arrangements, see Item 4.C, “Information on the Company—Organizational Structure”. These contractual arrangements may not be as effective as direct ownership in providing us control over our affiliated entities. Direct ownership would allow us, for example, to directly exercise our rights as a shareholder to effect changes in the board of each affiliated entity, which, in turn, could effect changes, subject to any applicable fiduciary obligations, at the management level. However, under the current contractual arrangements, as a legal matter, if any affiliated entity or Don Dongjie Yang or David Chenghong He fails to perform its or his respective obligations under these contractual arrangements, we may have to incur substantial costs and expend significant resources to enforce those arrangements, and rely on legal remedies under PRC law. These remedies may include seeking specific performance or injunctive relief, and claiming damages, any of which may not be effective. For example, if either Don Dongjie Yang or David Chenghong He refuses to transfer his equity interest in any affiliated entity to us or our designee when we exercise the purchase option pursuant to these contractual arrangements, or if either Don Dongjie Yang or David Chenghong He otherwise acts in bad faith toward us, we may have to take legal action to compel him to fulfill his contractual obligations. In addition, as each of our two affiliated entities is jointly owned and effectively managed by Don Dongjie Yang and David Chenghong He, it may be difficult for us to change our corporate structure or to bring claims against any affiliated entity or Don Dongjie Yang or David Chenghong He if any of them fails to perform its or his obligations under the related contracts or does not cooperate with any such actions by us. As David Chenghong He, James Yujun Hu and Guoying Du are no longer executive officers of our Company, we are currently in the process of amending the contractual arrangements to release the above persons from rights and obligations under the contractual arrangements. On April 27, 2011 new Powers of Attorney were entered into, pursuant to which, Irene Lin Bian and Lifu Chen have been appointed by Don Dongjie Yang and David Chenghong He as new designees to exercise their shareholders rights in Shanghai Network and Beijing Acorn respectively, including their voting rights in the shareholders meeting. We expect the rest of contractual arrangements will be amended by the second quarter of 2011.

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

All of our business operations are conducted in China and all of our revenues are derived from our marketing and sales of consumer products in China. Accordingly, our results of operations, financial condition, and future prospects are subject to a significant degree to economic, political and social conditions in China. The Chinese economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the Chinese economy has experienced significant growth in the past three decades, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage foreign investment and sustainable economic growth and to guide the allocation of financial and other resources, which have for the most part had a positive effect on our business and growth. However, we cannot assure you that the PRC government will not repeal or alter these measures or introduce new measures that will not have a negative effect on us. For example, our financial condition and results of operation may be adversely affected by changes in tax regulations applicable to us. In addition, since early 2004, the PRC government has implemented certain measures to control the pace of economic growth. Such measures may cause a decrease in the level of economic activity in China, including a decline in individual spending activities, which in turn could adversely affect our results of operational and financial condition.

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

In particular, our business is primarily dependent upon the economy and the business environment in China. Our growth strategy is based upon the assumption that demand in China for our products will continue to grow with the Chinese economy. However, the growth of the Chinese economy has been uneven across geographic regions and economic sectors, and experienced an economic slowdown in 2009 as a result of the global economic crisis. Several years ago the Chinese economy also experienced deflation, which may reoccur in the foreseeable future. We cannot assure you that the Chinese economy will continue to grow, that if there is growth, such growth will be steady and uniform, or that if there is a slowdown, such slowdown will not have a negative effect on our business.

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

Under PRC laws and regulations effective until December 31, 2007, our operating subsidiaries, Acorn International Electronic Technology (Shanghai) Co., Ltd., Shanghai HJX, Zhuhai Acorn Electronic Technology Co., Ltd, Yiyang Yukang and Beijing Acorn Youngleda Oxygen Generating Co., Ltd. enjoyed preferential tax benefits afforded to foreign-invested manufacturing enterprises and had been granted a two-year exemption from enterprise income tax beginning from their first profitable year and a 50% reduction of enterprise income tax rate for three years thereafter. The definition of a manufacturing enterprise under PRC law was vague and was subject to discretionary interpretation by the PRC authorities. If we were to be deemed not qualified in the past or if the tax preferential treatments enjoyed by us in accordance with local government rules or policies were deemed in violation of national laws and regulations and were abolished or altered, we would be subject to the standard statutory tax rate, which was 33% for calendar years ended on or before December 31, 2007 and is 25% for calendar years starting on or after January 1, 2008, and we could be required to repay the income tax for the previous three years at the applicable non-preferential tax rate. Additionally, our subsidiaries also received tax holidays and subsidies for certain taxes paid by us. These incentives were granted by local government agencies and may be deemed inappropriate by the central government. In addition, China passed a new Enterprise Income Tax Law, or the New EIT Law, and its implementing rules, both of which became effective on January 1, 2008. Some of our preferential tax treatments could be discontinued or phased out under the New EIT Law. Loss of any preferential tax treatments and subsidies could have material and adverse effects on our results of operations and financial condition. See Item 5.A, “Operating and Financial Review and Prospects—Operating Results—Taxation”.

Under China’s New EIT Law, we may be classified as a “resident enterprise” of China. Such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.

The New EIT Law provides that enterprises established outside China whose “de facto management bodies” are located in China are considered “resident enterprises” and will generally be subject to the uniform 25% enterprise income tax rate as to their global income. Under the implementation rules, “de facto management” is defined substantial and overall management and control over such aspects as the production and business, personnel, accounts and properties of an enterprise. In addition, a tax circular issued by the State Administration of Taxation on April 22, 2009 regarding the standards used to classify certain Chinese-invested enterprises established outside of China as “resident enterprises” clarified that dividends and other income paid by such “resident enterprises” will be considered to be PRC source income, subject to PRC withholding tax, currently at a rate of 10%, when recognized by non-PRC enterprise shareholders. This recent circular also subjects such “resident enterprises” to various reporting requirements with the PRC tax authorities. Under the implementation rules to the New EIT Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and other assets of an enterprise. In addition, the tax circular mentioned above details that certain Chinese-invested enterprises will be classified as “resident enterprises” if the following are located or resident in China: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision making bodies; key properties, accounting books, company seal, and minutes of board meetings and shareholders’ meetings; and half or more of the senior management or directors having voting rights.

Currently, there are no detailed rules or precedents governing the procedures and specific criteria for determining “de facto management bodies” which are applicable to our company or our overseas subsidiary. If the PRC tax authorities determine that our Cayman Islands holding company is a “resident enterprise” for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, we may be subject to enterprise income tax at a rate of 25% on our worldwide taxable income as well as PRC enterprise income tax reporting obligations. In our case, this would mean that income such as interest on offering proceeds and other non-China source income would be subject to PRC enterprise income tax at a rate of 25%, in comparison to no taxation in the Cayman Islands. Second, although under the New EIT Law and its implementation rules dividends paid to us from our PRC subsidiaries would qualify as “tax-exempt income”, we cannot guarantee that such dividends will not be subject to a 10% withholding tax, as the PRC foreign exchange control authorities, which enforce the withholding tax, have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for PRC enterprise EIT purposes. Finally, if our Cayman Islands holding company is deemed to be a PRC tax resident enterprise, a 10% withholding tax shall be imposed on dividends we pay to our non-PRC shareholders and with respect to gains derived from our non-PRC shareholders transferring our shares or ADSs. Moreover, according to Tentative Measure of Withholding at Source of Non-resident Enterprise Income Tax promulgated by the State Administration of Taxation and effected on January 1, 2009, any form of capital income such as dividends, interest, rents, royalties and capital gains derived by non-resident enterprises from the PRC, shall be withheld at the source. Any enterprise or individual who has the obligation to pay the relevant proceeds to non-resident enterprise shall have obligation to withhold the relevant tax from any paid or due amount each time they make such taxable income to non-resident enterprise. Similar results would follow if our BVI holding company is considered a PRC “resident enterprise”.

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

The PRC legal system embodies uncertainties which could limit the available legal protections.

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

A failure by us and PRC individuals who hold shares or share options granted pursuant to an employee share option or share incentive plan to comply with relevant PRC laws and regulations related to share option could expose us and our PRC individual option holders to liability under PRC law.

On January 5, 2007, SAFE issued the Implementation Rules of the Administrative Measures for Individual Foreign Exchange, or the Individual Foreign Exchange Rules. This regulation requires PRC individuals who are granted shares or share options pursuant to an employee share option or share incentive plan by an overseas listed company to register with SAFE and complete certain other procedures related to the share option or share incentive plan through relevant PRC subsidiary or a qualified agent. On March 28, 2007 the State Administration of Foreign Exchange issued Operating Rules on Participation of Domestic Individuals in the Employee Stock Ownership Plans, Share Option Plans, Etc. of Overseas Listed Companies (“Notice 78”) which provides detailed procedures for conducting foreign exchange matters related to domestic individuals’ participation in the employee share option plans of overseas listed companies. Furthermore, pursuant to the Notice on Relevant Issues Concerning Collection of Individual Income Tax Related to Income from Share Option issued by the Ministry of Finance and the State Administration of Taxation on March 28, 2005 and the Notice on Issues of Individual Income Tax Concerning Share Option Incentive Plan issued by the State Administration of Taxation on August 24, 2009, as to an overseas listed company’s share option plan, the difference obtained by a PRC individual who has been granted share options between the exercise price below the fair market price of such share on the day when such individual excises his option shall be imposed individual income tax which shall be withheld by domestic entities of such overseas listed company. If we or our PRC employees fail to comply with the above regulations, we or our PRC option holders may be subject to failure of share option plan or/and a fine, and, in the serious case, may constitute a crime.

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

Any future outbreak of H1N1, avian flu, or severe acute respiratory syndrome in China, or similar adverse public health developments, may severely disrupt our business and operations and reduce the market for our products.

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

In early 2008, a series of severe snow storms swept through most provinces in China, among which Hunan, Hubei, Henan, Shandong, Jiangsu, Anhui and Shanghai were hardest hit. Disruption of transportation as a result of the snow storm adversely affected our ability to successfully deliver our products to our customers and the customers’ willingness to accept our products.

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

Risks Relating to Our ADSs

We may be classified as a passive foreign investment company or “PFIC” for U.S. federal income tax purposes for a given taxable year pursuant to an annual factual determination made after the close of that year; pursuant to a determination made in 2011 we believe we were classified as a PFIC for the 2010 taxable year.

Depending upon the value of our ADSs or ordinary shares and the nature of our assets and income over time, we could be classified as a PFIC for U.S. federal income tax purposes. We will be classified as a PFIC in any taxable year if either: (a) the average quarterly value of our gross assets that produce passive income or are held for the production of passive income is at least 50% of the average quarterly value of our total gross assets or (b) 75% or more of our gross income for the taxable year is passive income. According to these technical rules, we would likely become a PFIC for a given taxable year if our market capitalization were to decrease significantly while we hold substantial cash and cash equivalents in that year.

If we are classified as a PFIC in any taxable year in which you hold our ADSs or ordinary shares and you are a U.S. investor, subject to certain exceptions described in Item 10.E, “Additional Information—Taxation— U.S. Federal Income Taxation—Passive Foreign Investment Company,” you would generally be taxed at higher ordinary income rates, rather than lower capital gain rates, if you dispose of ADSs or ordinary shares for a gain in a later year, even if we are no longer a PFIC in that year. In addition, a portion of the tax imposed on your gain would be increased by an interest charge. Moreover, if we were classified as a PFIC in any taxable year, you would not be able to benefit from any preferential tax rate with respect to any dividend distribution that you may receive from us in that year or in the following year. Finally, you would also be subject to special U.S. tax reporting requirements.

Our PFIC status for the current taxable year 2011 will not be determinable until after the close of the taxable year ending December 31, 2011. Because we currently hold, and expect to continue to hold, a substantial amount of cash and other passive assets and, because the value of our assets is likely to be determined in large part by reference to the market prices of our ADSs or ordinary shares, which are likely to fluctuate, there can be no assurance that we will not be classified as a PFIC in 2011 and any future taxable year. Based on a determination made in 2011 with respect to the 2010 taxable year, we believe we were classified as a PFIC for the 2010 taxable year. U.S. investors are urged to consult their independent tax advisors about the application of the PFIC rules and certain elections that may help them relieve any adverse U.S. federal income tax consequences for their particular circumstances for the 2010 taxable year. For more information regarding such elections, please consult Item 10.E, “Additional Information—Taxation—U.S. Federal Income Taxation—Passive Foreign Investment Company” and your independent tax advisor.

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

Our principal executive offices are located at 18/F, 20th Building, 487 Tianlin Road, Shanghai 200233, People’s Republic of China, and our telephone number is (86 21) 5151-8888. Our website address is http://ir.chinadrtv.com. The information on our website does not form a part of this annual report. In May 2007, we completed our initial public offering, which involved the sale by us and certain of our shareholders of 8,855,000 ADSs, representing 26,565,000 ordinary shares. Our agent for service of process in the United States is CT Corporation System, located at 111 Eighth Avenue, New York, New York 10011.

B. Business Overview

Overview

We are a media and branding company in China with a proven track record of developing, promoting and selling consumer products through our integrated sales platform. We operate one of the largest TV direct sales businesses in China in terms of revenues, and we were one of the first companies in China to use TV direct sales programs, often referred to as TV infomercials, in combination with a nationwide distribution network to market and sell products to consumers. Our significant TV air time presence allows us to test-market, promote and sell products in China’s geographically dispersed and fragmented consumer market. We seek to maximize sales penetration of our products that have strong sales and brand development potential by distributing them through our nationwide distribution network. In 2006, we also began using our TV direct sales platform to promote and sell third-party branded products pursuant to joint sales arrangements. During the year ended December 31, 2010, we primarily focused on growing our proprietary branded products, such as mobile handsets, Ozing electronic learning products and cosmetic products, while continuing to develop joint sales arrangements as sources of complementary revenue streams. In addition, our non-TV direct sales platform comprising of third-party bank channel sales, outbound calls, catalog sales and Internet sales, contributed approximately 51.6% of our revenues from direct sales in 2010, and we expect our non-TV direct sales platform to be of higher growth in the future.

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

A key contributing factor to the success of our TV direct sales platform is our significant TV air time presence. As of December 31, 2010, our TV direct sales programs, which are typically five to ten minutes in length, were broadcasted on 28 national satellite TV channels, and seven local channels. Sales generated through our TV direct sales platform accounted for approximately 71.2%, 64.7% and 48.4% of our direct sales net revenues, which in turn comprised approximately 52.8%, 37.9% and 34.8% of our net revenues in 2008, 2009 and 2010, respectively. The decrease in 2009 and 2010 primarily reflects our strategy to selectively lower our purchase of TV advertising time to focus on more cost effective channels and time slots and to adopt a more flexible manner in our procurement to achieve better cost control. We also purchase TV advertising time for brand promotion advertising to enhance brand awareness of our proprietary products.

We have three call centers in Shanghai, Beijing and Wuxi which process telephone orders generated by our direct sales programs and gather real-time data to help analyze the effectiveness of our advertising spending and to adjust our product offerings. Our call centers operate 24 hours per day. Each of our call centers also places outbound calls to selected customers to market our products. In addition, our call center sales representatives are trained to identify and act upon cross-selling opportunities while processing customer orders. As of December 31, 2010, we had 1,281sales representatives and 124 customer service representatives. Products sold through our TV direct sales platform and other direct sales platforms are delivered to our customers primarily by national express mail and local delivery companies. In addition to outbound calls, our third-party bank channel sales grew significantly as the number of domestic banks cooperating with us increased from four in 2007 to 29 in 2010. As of December 31, 2010, revenues contributed by our third-party bank channel sales accounted for approximately 25.7% of our revenues from direct sales in 2010.

Our nationwide distribution network extends across all provinces and allows us to reach approximately 20,000 retail outlets covering nearly all of the cities and counties in China. We typically grant our distributors the exclusive right to distribute selected products in their respective territories. We work closely with our distributors to expand their retail outlet reach, extend our product lifecycles and maximize our sales by promoting our brands through our TV direct sales platform, advertising in local print media and other joint promotional efforts. In 2008, 2009 and 2010, sales generated through our nationwide distribution network accounted for 28.7%, 44.2% and 33.2% of our net revenues, respectively.

In selecting new products to be offered via our multiple sales platforms, we seek to identify offerings in underserved market segments with potential national appeal for which we believe our sales platforms and marketing and branding expertise can create value. We identify new products that we believe we can successfully market through our TV direct sales platform through a standardized selection process. We typically focus on the marketing and sales of a limited number of featured product lines at any given time, and our TV direct sales programs allow us to promote our specific products by highlighting their unique value to consumers as well as creating brand awareness. Featured products offered in 2010 included cell phones, electronic learning products, electronic dictionaries, collectibles, health and wellness products, consumer electronic products and cosmetics products. In addition, we offer over 600 products via our catalogs and the Internet.

On December 24, 2008, we completed our acquisition of Yiyang Yukang, a cell phone producer and distributor in China and former third-party supplier of our cell phone products. We acquired Yiyang Yukang with an aim to build and develop our own cell phone brands, as well as to take advantage of Yiyang Yukang’s nationwide distribution network to facilitate sales of our featured cell phone products. Due to a change in strategy for this acquired business and its underperformance in 2009, we have adopted a more prudent approach on cost control as well as in developing our proprietary branded cell phone products. In addition, we disposed of a 33% equity interest in Shanghai Yimeng Software Technology Co., Ltd., or Shanghai Yimeng, our subsidiary engaged in the development and marketing of CPS stock tracking software. Upon completion of the disposal, Shanghai Yimeng was 18% owned by us and ceased to be a subsidiary of our company. As of the date of this Form 20-F, our equity interest in Shanghai Yimeng further decreased to 12.9% as a result of our disposal of 1.8% equity interest in 2010 and the dilution due to issuance of additional shares by Shanghai Yimeng to a new investor in January 2011.

During the first quarter of 2009, we obtained a fifty-year land use right of a piece of land in Qingpu district of Shanghai for aggregate consideration of approximately RMB51.2 million (approximately $7.5 million). We plan to use the land to establish a warehouse and a factory for manufacturing our proprietary branded products. The construction has been completed and currently we are conducting various completion inspections.

Our longer term goal is to become the leading media and branding company in China and to capitalize on our integrated cross-media platform with an aim to become partners of choice for both well-established and promising new businesses to market and distribute their products in China. To achieve this goal, starting from 2011, our management has adopted a new performance review system which focuses on the optimization of our media return and spending. In addition, we will continue to grow our business across product lines and platforms, including our A320 and A350 mobile handsets, Aoya cosmetic products, and Ozing electronic learning products, as well as our TV and non-TV direct sales platforms. We also plan to further enhance our customers’ brand loyalty through a more effective business strategy, higher product quality, and better customer service, thereby achieving higher productivity and profitability.

Our Multiple Sales Platforms

Along with our established TV direct sales platform and nationwide distribution network, we have expanded into other forms of direct selling, including third-party bank channel sales, outbound call sales, catalog sales and Internet sales, and other direct sales through print media and radio to maximize media effectiveness. We believe our nationally televised TV direct sales programs help build strong brand awareness among China’s consumers and generate significant demand for the products featured in those programs. Our nationwide distribution network, coupled with local marketing efforts, helps us to further enhance the awareness of and demand for our products, thereby broadening our customer reach and enhancing the penetration of those products on a nationwide basis within a short period of time.

Direct Sales Platforms

TV Direct Sales Platform

Our TV direct sales platform is our primary sales platform and accounted for a significant portion of our direct sales net revenues, which in turn accounted for approximately 52.8%, 37.9% and 34.8% of our net revenues in 2008, 2009 and 2010, respectively. We generally focus our TV direct sales marketing efforts on approximately four to six featured product lines to maximize awareness of these featured offerings and to generate strong consumer demand. Our TV direct sales programs, which are generally five to ten minutes in length, consist of in-depth demonstrations and explanations of the product in an entertaining and informative manner, and provide phone numbers for customers to call in order to make further inquiries or to purchase the product. In addition to explaining the functionality of a product in the programs, we also highlight the value proposition of that product. Our TV direct sales programs typically feature one or more spokespersons or celebrity personalities and employ a variety of formats, including studio programs and “reality shows”, which we believe help to demonstrate the features and functions of the products that we are marketing. Our TV direct sales programs for new products are broadcast on national and/or local TV channels depending on the features of the products during selected time slots to ensure sufficiently broad and targeted viewer coverage.

A critical component to the success of our TV direct sales platform is our ability to efficiently access media channels and manage our media time. As of December 31, 2010, our TV direct sales programs were broadcasted on 28 national satellite TV channels and seven local channels in China. Since commencing our operations in 1998, we have formed close and strong relationships with various CCTV and national satellite channels, as well as several TV advertising agencies that have exclusive rights to sell certain advertising time slots for certain CCTV and national satellite channels, and we have been purchasing advertising time on several CCTV channels and national satellite channels for over ten years. We purchase advertising time from the TV stations directly or through their advertising agencies. We primarily purchase non-prime time broadcast time slots for our TV direct sales programs. We believe our relationships with various CCTV and satellite channels, coupled with the scale of our operations and sales track record, help us to secure desired broadcast time slots on the channels we target. In 2008, 2009 and 2010, we produced and broadcasted over 590,000, 410,000 and 290,000 minutes of TV direct sales programs, respectively, corresponding to over 189, 132 and 99 hours per week, respectively.

If a TV direct sales program for a specific product achieves satisfactory results during the initial test-marketing phase, we may elect to include that product in our TV direct sales platform for full-scale marketing and selling. If selected for full-scale marketing, a TV direct sales program for a product will then be frequently broadcast on several TV channels in various time slots. We then track the success of a TV direct sales program in various time slots on various TV channels with data on our profitability relative to our marketing expenses, on a weekly basis, and we adjust the frequency of the broadcast of the TV direct sales program and the content of the program, its broadcast time slots and the TV channels on which the program airs to create a broadcasting schedule that maximizes the overall profitability of the TV direct sales program.

We also use purchased TV advertising time to broadcast brand promotion advertising. Our brand promotion advertisements are typically five to 60 seconds long and, rather than focusing in depth on product features or benefits in depth, are designed to increase general brand awareness. We significantly expanded our TV brand promotion advertising beginning in 2005 in conjunction with our increased distribution activities, using TV brand promotion advertising to enhance brand awareness for our Ozing branded electronic learning products and, to a lesser extent, our posture correction product lines. Since 2007, however, we have changed our strategy to focus more of our advertising spending on our TV direct sales programs and to reduce the amount of purchased TV advertising time dedicated solely to brand promotion advertising. In 2010, we broadcasted TV brand promotion advertising on six TV channels. Consistent with industry practice in China, our TV advertising time purchase agreements are typically negotiated annually and are non-exclusive. In 2011, we intend to maximize media efficiency by continuing our more flexible media buying plan, which is generally with a term of one month or three months, and by adopting a more targeted airtime allocation scheme focusing on channels that offer higher media returns.

In 2006, we began entering into joint sales arrangements to leverage our TV direct sales platform. Under a joint sales arrangement, we make TV direct sales of third-party branded products. During 2010, our cell phone products and cosmetic products were the two major categories of products subject to joint sales arrangements. We had a total consideration (recorded as a reduction to our cost of direct sales revenues or our advertising expenses) of RMB43.8 million ($6.5 million) for our joint sales arrangements in 2010.

Non-TV Direct Sales Platforms

Our non-TV direct sales platforms currently include third-party bank channel sales, our outbound call sales, catalog sales and Internet sales. We also market and directly sell through print media and radio. From the second half of 2009, sales from our non-TV direct sales platforms have undergone a strong increase. We believe such increase is mainly attributable to our effective utilization of our customer database. As of December 31, 2010, our database contained approximately 13 million names of individual customers, the majority of whom have placed orders to us or made calls to our call centers in the past 13 years. We expect that the number of customers in our data base will continue to grow and sales from our non-TV direct sales platforms will be of higher growth potential and growing importance to our business in the future. We expect that our non-TV direct sales will account for an increased portion of our direct sales net revenues.

Third Party Banks. In 2007, we began relationships with four established domestic banks through which we directly market products through specialized catalogs to credit card holders of these banks. As of December 31, 2010, we have established relationships with 29 domestic banks. As part of these arrangements, customers can use their credit cards from these banks to purchase our products and to make payments on a zero interest and zero fee installment basis. Our third-party bank channel sales are increasingly important to our direct sales platform, and revenue contributed by our third-party bank channel sales in 2010 accounted for approximately 25.7% of our revenue from direct sales.

Outbound Calls. We began our outbound call direct sales in the fourth quarter of 2004. As of December 31, 2010, our 772 specialized outbound call center sales representatives utilize our customer database to target calls at customer subgroups identified by us as likely purchasers of particular products. Our outbound call direct sales are increasingly important to our direct sales platform, and revenue contributed by our outbound call sales in 2010 accounted for approximately 19.9% of our revenue from direct sales.

Catalogs. In February 2005, we began marketing our products through print catalogs. We currently offer over 600 products via our catalogs, of which approximately 19 are our branded products and the remainder are third-party products. Our catalogs are currently distributed together with the products purchased and shipped to our new customers. In addition, we also track customers who have previously purchased products from us and distribute our catalog to them after their initial purchase. We issued six catalogs in 2010. Our catalog sales are increasingly important to our direct sales platform, and revenue contributed by our catalog sales in 2010 accounted for approximately 3.5% of our revenue from direct sales.

Internet. We began marketing our products through the Internet in December 2006. We currently offer over 1,500 products via our website, of which approximately 51 are our branded products and the remainder are third-party products.

Customer Loyalty Initiatives

We also market the products sold through our direct sales platforms through our customer loyalty program. Our current customer loyalty program includes coupon discounts and membership points. Coupon discounts are given to customers whose purchases individually or together meet or exceed a certain transaction value. These coupons, which can be applied to future purchases of products marketed in our catalogs, range from approximately RMB20 to RMB300 (or approximately $3 to $44). Membership points are awarded to customers when they purchase products through our direct sales programs. Customers are awarded membership points based on the type of product purchased with point values around 10% of retail price, with every ten points equaling RMB1 (approximately $0.15). Customers can use these membership points to partially or fully offset the cost of future product purchases.

Nationwide Distribution Network

We use our nationwide distribution network to distribute a select number of our products promoted through our TV direct sales programs which we believe offer sufficient profit potential and may be developed as a national product brand. Our distribution network broadens our customer reach and enhances the penetration of those products on a nationwide basis within a short period of time. Our network covers all provinces in China through approximately 90 distributors, which allows us to reach approximately 20,000 retail outlets covering nearly all of the cities and the counties in China. These retail outlets include bookstores, pharmacies, specialty retail chains and department stores. In 2008, 2009 and 2010, sales generated through our nationwide distribution network accounted for 28.7%, 44.2% and 33.2% of our net revenues, respectively. We typically provide our distributors with the exclusive right to distribute selected products in their respective territories. In 2008, 2009 and 2010, sales generated by our top five distributors accounted for 7.7%, 9.8% and 6.1% of our gross revenues, respectively.

We support the products selected for distribution through our nationwide distribution network with marketing campaigns utilizing a combination of our TV direct sales programs and brand promotion advertising to reinforce “As Seen on TV” in-store signage, as well as local print media, marketing events and radio advertising. In addition, we also require our distributors to engage in their own marketing efforts. Promotional efforts by our distributors primarily consist of local print advertising and TV advertising programs. To ensure the consistency of our product messages and to maximize branding effectiveness, we provide our distributors with marketing materials. We also reimburse certain distributors, such as distributors of our electronic learning product lines, for a portion of their local product promotion expenses.

Integrating our national TV direct sales programs and brand promotion advertising with our follow-on local advertising campaigns has been an effective marketing strategy for us. Our national TV direct sales programs and brand promotion advertising create initial product brand awareness, and our nationwide local advertising campaigns help to broaden the reach of our marketing efforts and extend the lifecycles of our products. Our ability to build leading brands, together with our marketing resources and expertise, enable us to successfully identify and introduce potential new products from small and medium-sized suppliers and manufacturers in China.

Our distribution agreements are typically negotiated and entered into on an annual or semi-annual basis and are designed to provide incentives for our distributors to improve their sales performance, encourage them to promote our brands, and protect the value of those brands. For example, our distributors are required to meet the monthly and annual sales volume target for our selected featured products and, in the case of electronic learning products and electronic dictionary products distribution, we provide sales incentives in the form of cash rebates to the distributors that meet or exceed our sales targets. We also require our distributors to ensure that the retail prices of our products sold through their retail outlets are not lower than the retail prices for the same products sold through our TV direct sales platform, or the minimum retail prices set by us. In addition, we typically require our distributors of electronic learning products and electronic dictionary products to fully settle their payment obligations before we deliver new products to them. Our distributors may not sell competing products in their respective territories. Furthermore, distributors of our electronic learning products and electronic dictionary products must also incur minimum marketing expenditures provided in our distribution agreements. We regularly monitor and review our distributors’ sales performance and their compliance with the terms of our agreements.

Several of our distributors, including two of which were among our top five distributors in 2008 and one of which was among our top five distributors in 2009 and 2010, market and sell other companies’ products through their own TV direct sales platforms. Each of these distributors operated their own TV direct sales platforms independent of our operations prior to becoming our distributors. In addition, some of our distributors use edited versions of our TV direct sales programs to market our products on local TV stations and conduct TV direct sales activities through their own call-in numbers. These distributors have each entered into our standard distribution arrangements, which include provisions prohibiting sales of competing products, selling our products outside their distribution territories, or selling our products to consumers at prices below our price for those products. See Item 3.D, “Key Information—Risk Factors—Risks Relating to Our Business—Some of our distributors may compete with us in certain TV direct sales markets, possibly negatively affecting our direct sales in those markets”.

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

Some of our distributors are owned in part, or in some cases in whole, by certain of our employees or their family members. These employees, none of whom are executive officers, are currently responsible for various functions or operations relating to our nationwide distribution business. In 2008, 2009 and 2010, the aggregate sales generated by distributors owned in whole or in part by our employees accounted for approximately 17.2%, 12.7% and 10.9% of our distribution gross revenues, respectively, or 4.9%, 5.6% and 3.6% of our total gross revenues, respectively. Certain of these distributors have been among our top distributors in 2008, 2009 and 2010. We entered into the distribution agreements with these related distributors on an arm’s-length basis and the terms in the distribution agreements with these distributors are the same as those with our independent distributors. Nevertheless, the economic interests held by our employees in our distributors may make it difficult for us to effectively evaluate the performance of such distributors or fine, suspend or terminate a non-performing, under-performing or non-compliant distributor without harming our relationship with those employees. See Item 3.D, “Key Information—Risk Factors—Risks Relating to Our Business—Certain of our distributors are beneficially owned by our employees. It may be difficult for us to effectively evaluate the performance of these distributors or to replace any of them if they are non-performing, under-performing or non-compliant with our distribution agreements”.

Our Products

We offer over 3,000 products through our multiple sales platforms, approximately 1% of which are sold primarily through our TV direct sales platform, nationwide distribution network or both with the remaining products sold through our third-party bank channel sales, outbound calls, catalogs or the Internet. Our recently featured product categories include cell phones, electronic learning devices, electronic dictionaries, collectible products, health and wellness products, consumer electronics products and cosmetics products, all of which are primarily sold through our TV direct sales platform, nationwide distribution network, or both. We periodically develop and introduce new and upgraded products under the same product brand to develop such brand into a product line. For a variety of reasons, including margin constraints, we do not actively market all of our featured product lines through our nationwide distribution network. In addition to the six product lines we presently feature, we also sell other products including consumer electronics products and collectible products primarily through our third-party bank channels, outbound calls, catalogs and the Internet.

Recent Featured Product Categories

We generally focus on marketing and selling four to six featured product lines at any one time through our TV direct sales platform and a limited number of products through our nationwide distribution network. In 2010, we featured products in the following categories and under the following proprietary and third-party brands:

•

Cell Phone Products featuring the Uking, Gionee, K-touch, Lenovo, Nokia and Konka brand names accounted for 24.0%, 21.3% and 42.7% of our gross revenues in 2008, 2009 and 2010, respectively. The retail prices for the cell phone products that we market ranged from RMB599 to RMB7,410 per unit in 2008, RMB499 to RMB5,340 per unit in 2009 and RMB412 to RMB6,090 (or approximately $62.4 to $922.7) per unit in 2010.

•	Electronic Learning Products featuring the Ozing brand name accounted for 20.0%, 30.2% and 18.7% of our gross revenues in 2008, 2009 and 2010, respectively.

Our primary Ozing branded product is a multi-functional handheld electronic device with a screen display that provides lessons for independent English learning. The retail prices for our Ozing products ranged from RMB599 to RMB1,499 per unit in 2008, RMB698 to RMB1,498 per unit in 2009, and RMB498 to RMB1,998 (or approximately $75.5 to $302.7) per unit in 2010.

•

Cosmetics Products featuring the Aoya, Cobor, Dr Cell and Softto brand names. Cosmetic products accounted for 10.1%, 15.7% and 9.0% of our gross revenues in 2008, 2009 and 2010. The retail prices for our cosmetics products ranged from RMB79 to RMB1,980 per unit in 2008, RMB39 to RMB2,016 per unit in 2009 and RMB38 to RMB1,480 (or approximately $5.8 to $224.2) per unit in 2010.

•

Collectible Products accounted for 6.4%, 3.3% and 6.1% of our total gross revenues in 2008, 2009 and 2010, respectively. The retail prices for our collectible products ranged from RMB220 to RMB46,000 per unit in 2008, RMB29 to RMB381,600 per unit in 2009 and RMB35 to RMB984,600 (or approximately $5.3 to $149,182) per unit in 2010;

•

Electronic Dictionary Products featuring the Meijin brand name accounted for 6.1%, 6.3% and 5.1% of our total gross revenues in 2008, 2009 and 2010, respectively. The retail prices for our electronic dictionary products ranged from RMB598 to RMB898 per unit in 2008, RMB268 to RMB1,580 per unit in 2009 and RMB798 to RMB1,198 (or approximately $120.9 to $181.5) per unit in 2010;

•

Consumer Electronic Products accounted for 8.8%, 3.4% and 4.8% of our total gross revenues in 2008, 2009 and 2010, respectively. The retail prices for our consumer electronic products ranged from RMB79 to RMB12,000 per unit in 2008, RMB69 to RMB12,492 per unit in 2009 and RMB89 to RMB35,400 (or approximately $13.5 to $5,364) per unit in 2010.

Our five best-selling products and product lines in 2008, 2009 and 2010 are set forth below:

Product	Brand	Revenues	2008 percentage	Rank	Revenues	2009 Percentage	Rank	Revenues	2010 Percentage	Rank
		(in thousands, except percentages and ranks)
Cell phone	Gionee, K-touch, U-king, Lenovo, Nokia & Konka	$56,242	24.0%	1	$61,277	21.3%	2	$125,074	42.7%	1
Electronic learning product	Ozing	46,939	20.0%	2	$86,964	30.2%	1	$54,673	18.7%	2
Cosmetic products	Aoya, Cobor, Dr Cell, Softto and CMM brand names	23,726	10.1%	4	$45,149	15.7%	3	$26,233	9.0%	3
Collectibles		—	—	—	—	—	—	$18,040	6.1%	4
Electronic dictionary	Meijin	—	—	—	$18,259	6.3%	5	$14,862	5.1%	5
Posture correction product	Babaka	28,598	12.2%	3	$23,821	8.3%	4	—	—	—
Consumer electronic	Eroda	17,193	7.3%	5	—	—	—	—	—	—
Total top five		$172,698	73.7%		$235,470	81.8%		$238,882	81.5%
Other products revenues		$61,649	26.3%		$52,312	18.2%		$54,395	18.5%
Total gross revenues		$234,347	100.0%		$287,782	100.0%		$293,526	100.0%
Total sales tax		$(209)			$(196)			$(285)
Total revenues, net		234,138			$287,586			$293,241

New Products

We seek to identify new products that offer sufficient profit opportunities and address consumers’ changing needs. In 2010, we introduced 10 new products for full-scale sales and marketing. In the future, we will continue to seek to diversify our product offerings and our customer base, encourage repeat purchases by our existing customers, and create recurring revenue opportunities. For example, in early 2008, we launched a complete cosmetics product line under the Cobor brand and in the third quarter of 2009, we introduced Austin and Quixx branded auto care products, all of which turned out to be very successful products in the fourth quarter of 2009. In 2010, we launched the mobile handset A320 and A350 under Gionee, which turned out to be very successful products in 2010. We also plan to introduce new products that we believe will offer longer product lifecycles and enjoy broad consumer appeal.

Product Development

We employ a rigorous and systematic approach to identifying and developing products. Our product development process comprises product identification, pre-testing preparation and test-marketing for marketing through our TV direct sales channels. We generally test the market potential and customer appeal of our products by broadcasting our TV direct sales programs on specific channels for a designated period of time. During the test marketing period, we closely evaluate customer feedback and sales of the relevant product through our call centers. Products that meet certain pre-defined standards are launched on a national scale. Products that do not meet our pre-defined standards may undergo a change in marketing strategy and be retested, or may be removed from our product portfolio. In 2010, we test-marketed over 22 new or upgraded products over our TV direct sales platform, of which 10 progressed from the test marketing stage to full-scale sales and marketing.

Product Identification

We typically seek to identify consumer products that we believe offer good value and quality, are not widely available and can generate sufficient profit potential. Our success in developing leading product brands has provided us with access to a large pool of potential products from various suppliers and manufacturers in China. In addition to identifying new products through external sources, we also focus on our internal product development efforts relating to our existing product portfolio. These products, with their existing brand awareness and consumer acceptance, provide significant opportunities to introduce upgraded products and related new products under the same brand.

Pre-testing Preparation

During our pre-testing preparation phase, our product development team analyzes and identifies a product’s unique features and value proposition to formulate a marketing and distribution strategy, including setting a selling price for the test-marketing phase, a sales target and a weekly marketing plan. Our in-house product development team works with independent production companies to produce TV direct sales programs tailored for each product. To ensure service quality and assist in gathering consumer feedback, our product development team concurrently provides our call center employees with training and sales scripts to assist them in receiving purchase order calls in response to our TV test-marketing activities.

Test Marketing

The test-marketing phase usually lasted from one week to three weeks, during which time our test TV direct sales programs are aired during targeted broadcast time slots on selected TV channels. Starting from 2011, we shortened the time for test-marketing to three days to one week. During the test-marketing phase, we gather and analyze real-time data and consumer feedback collected by our call centers through designated test numbers. Using this data and feedback, we attempt to predict the demand, growth potential and anticipated selling prices of the products. In analyzing the data to determine whether we should move a product into full-scale marketing on our TV direct sales platform, we focus on key benchmarks, including, most importantly, estimated profitability relative to our media expenses. We then determine whether the product has the potential to be developed into a proprietary branded product line so that its lifecycle can be prolonged by introducing it into our nationwide distribution network.

Call Center Operations

Our direct sales businesses and media purchase activities are supported by our call centers located in Beijing, Shanghai and Wuxi. Our call center in Wuxi began operation in 2009 and we plan to shift more outbound calls and after-sales services to our Wuxi call center going forward to capitalize on its lower labor costs than in Beijing and Shanghai. Our call centers process telephone orders generated by our direct sales programs and gather real-time data to help us analyze the effectiveness of our advertising spending and adjust our offerings. Each of our call centers also places outbound calls to selected customers to market our products. As of December 31, 2010, we had 1,281 dedicated sales representatives. In 2008, 2009 and 2010, our call centers processed an average of approximately 20,000, 20,400 and 17,800 incoming calls per day, respectively, for products marketed through TV direct sales platform. To effectively convert in-bound calls to customer orders, our sales representatives follow a prepared script that covers frequently asked questions to guide the sales call. Our call center supervisors closely monitor calls received and revise and update the scripts based on their assessment of the script’s effectiveness during the customer calls and in response to customer feedback. Our sales representatives are also trained to promote, cross-sell or upsell complementary and/or additional products.

We constantly and systematically seek to evaluate and improve the cost-effectiveness of our direct sales operations. The primary performance metric we track and analyze on a daily basis is the conversion rate of our inbound calls. We seek to increase the rate of successfully completed orders per call connected by directing customer calls to our call center sales representatives with specialized product training and knowledge about the specific product.

Our call centers also collect real-time data to help us to continually analyze the effectiveness of our advertising spending and product offerings. We regularly track and analyze real-time data generated through our call center operations to ensure the cost-effectiveness of our media purchases. We use call center- generated real time data to adjust our TV sales program product mix, broadcast time slots and channels to maximize the profitability of our TV direct sales operations.

Order Fulfillment

The majority of products sold by us through our direct sales platforms are delivered to our customers throughout China by EMS, the largest national express mail service operated by the China Post Office, and local delivery companies. We generally guarantee our products will be delivered to our customers within seven days of the date of receiving the order. In 2008, 2009 and 2010, of the total attempted product deliveries by EMS and local delivery companies on a cash-on-delivery, or COD, basis, approximately 75%, 73% and 68% were successful, respectively. Reasons for delivery failure primarily include customers’ refusal to accept a product upon delivery, which tend to occur more frequently with products that have higher average selling prices, or failure to successfully locate the delivery address. We are responsible for delivery and handling fees regardless of whether the delivery is successful. We have found that, in general, the shorter the delivery time, the lower the likelihood that the customer will refuse to accept the product upon delivery. As a result, local delivery companies enjoy a slightly higher delivery success rate than EMS due to a faster delivery time. EMS and local delivery companies are responsible for returning to us any undelivered products. It generally takes EMS two to three weeks, and local delivery companies seven days, to return the undelivered products to us.

In 2008, 2009 and 2010, approximately 93.1%, 89.6% and 83.7% of our direct sales were settled on a COD basis by our customers. We recently expanded our payment options to include payments through credit cards on a zero interest and zero fee installment payment basis. The decrease in settlement on a COD basis in 2010 was due to the increasing use of alternative payment methods, which include postal wire payments, online payment and payment by credit card. We recognize Non-COD direct sales revenues when products are delivered to and accepted by our customer (e.g. FOB destination). Our Non-COD customers typically pay by credit cards. For customers settling through COD, either EMS or the local delivery company is responsible for collecting and wiring to us these cash amounts on a periodic basis once collected. EMS and local delivery companies generally charge us delivery fees based upon weight of the products and distance of delivery. Additionally, EMS charges a processing fee based upon the sales price. Four of our local delivery companies charge a lower processing fee based upon the sales price, while the other companies do not charge us such fee. It typically takes an average of over 30 days for us to receive payments from EMS compared to an average of seven days from local delivery companies. Of our total accounts receivable balance as of December 31, 2008, 2009 and 2010, $9.0 million, or 32.5%, $2.2 million, or 12.8%, and $0.2 million, or 1.6%, respectively, was due from EMS.

In 2008, 2009 and 2010, approximately 59.3%, 47.4% and 32.5% of our direct sales gross revenues resulted from products delivered by EMS, respectively, and approximately 29.8%, 38.0% and 49.5% of our direct sales gross revenues resulted from products delivered by local delivery companies, respectively.

Customer Service, Product Warranties and Return Policies

We believe emphasizing customer service will enhance our products brand image, facilitate cross-selling opportunities and generate customer loyalty and repeat purchasing behavior. Our customer service centers within our Beijing, Shanghai and Wuxi call centers are currently staffed with approximately 124 customer service representatives working ten hours a day to provide quality customer service. In addition, most of our distributors generally provide their own customer service in their respective territories.

Our customer service representatives are primarily responsible for answering our customers’ product-related inquiries, providing product information and handling product returns and customer complaints. To ensure superior customer service, we place significant emphasis on personnel selection and training. Our customer service representatives undergo product-specific training to allow them to answer product-related questions, proactively educate potential customers about the benefits of our products and promptly resolve customer problems. We also provide customer service training to some of our distributors for products sold through our nationwide distribution network.

Under our policies, our direct sales customers generally may return products from us within seven days after delivery if there is a quality defect or if a product fails to meet its specifications. In most cases, product exchanges are allowed within a month of delivery. Our warranties generally provide for repair of product defects within one year at no cost to the customers. Product returns from our multiple sales platforms were insignificant in 2008, 2009 and 2010. To the extent that the manufacturer of the defective product is a third party, the manufacturer is obligated to either repair the defective product or reimburse us for any related expenses. Our distributors are allowed to exchange any defective products they receive from us. The number of products exchanged by our distributors due to defects was insignificant in 2008, 2009 and 2010.

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

Majority-Owned Subsidiaries

To acquire managerial expertise and additional complementary distribution network infrastructure or secure exclusive product distribution rights, we have formed certain majority-owned subsidiaries. We currently have two majority-owned PRC operating subsidiaries, one of which is primarily engaged in developing electronic dictionaries. We may form other majority-owned subsidiaries in the future.

Acquisition of Yiyang Yukang

On December 24, 2008, we completed our acquisition of 100% of the equity interests of Yiyang Yukang, a cell phone producer and distributor in China and former third-party supplier of our cell phone products, by acquiring its offshore holding company. Pursuant to the definitive agreement entered into on December 18, 2008, we acquired Yiyang Yukang for initial stock and cash consideration totaling $9.9 million. Additional consideration was payable under earn-out payments based on performance of the business contingent on Yiyang Yukang meeting certain earnings targets in 2008, 2009 and 2010. An earn-out payment consisting of cash and stock consideration in an aggregate amount of $10.0 million was made in respect of 2008 and the first quarter of 2009. No earn-out payments were made in 2009 or 2010 and therefore we recorded an extraordinary gain in 2010 as a result of a reversal of the business combination liability. Our total expenses related to the acquisition were $0.7 million.

Yiyang Yukang produces, processes and markets communication equipment, targeting mid-to-high end business users in China. Approximately 20% of our cell phone products sold through our direct sales platforms were sourced from Yiyang Yukang in 2008. We acquired Yiyang Yukang with an aim to build and develop our own cell phone brands, as well as to take advantage of Yiyang Yukang’s nationwide distribution network to facilitate sales of our featured cell phone products. In 2009 and 2010, sales of Yiyang Yukang branded cell phones totaled $28.1 million and $23.2 million (with all sales being distribution sales), respectively. Due to Yiyang Yukang’s change in strategy and its underperformance, we incurred impairment charges of $15.2 million on intangible assets in 2009.

Divestment in Shanghai Yimeng

In June 2009, we disposed of a 33% equity interest in Shanghai Yimeng Software Technology Co., Ltd., or Shanghai Yimeng, a company engaged in the development and marketing of CPS stock tracking software, to focus on core competency and enhance operating efficiency. Consideration for the disposal was $10.5 million in cash. As a result, Shanghai Yimeng was 18% owned by us and ceased to be a subsidiary of our company. As of the date of this Form 20-F, our equity interest in Shanghai Yimeng further decreased to 12.9% as a result of our disposal of 1.8% equity interest in 2010 and the dilution due to issuance of additional shares by Shanghai Yimeng to a new investor in January 2011.

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

•

traditional retailers and distributors, as well as direct marketers, such as Avon, operating in China which currently or in the future may offer competing products, including products under their own brand, or may otherwise offer or seek to offer small and medium manufacturers and suppliers distribution capabilities throughout China;

•	other Internet and e-commerce companies in China that offer consumer products online via an Internet platform, including eBay’s China site, Alibaba’s Tao Bao, and Dang Dang; and

•	companies that sell consumer products on multi media platforms, including Happy Tao Bao, which is the joint venture between Alibaba’s Tao Bao and Hunan TV Station.

Particularly, we are facing more intense competition from TV home shopping companies in China, the number of which has increased significantly since 2009. Many of them are supported by, or affiliated with, TV or radio stations and therefore, may have access to cheaper TV air time than us.

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

We believe we also compete primarily on the basis of the ability to secure significant TV and other media access on a nationwide basis and to effectively manage the TV advertising time and other media resources, such as newspaper and radio advertising that we secure. In particular, we believe our TV media access and management experience helps us to be one of the largest TV direct sales operators in China in terms of revenues, and to maximize the effectiveness of our TV direct sales programs, reduce our risk of product failure and minimize associated costs. We believe we compete primarily on the basis of the effectiveness of our sales and distribution channels in reaching customers and generating customer appeal for our products. In addition, we believe we also compete primarily on the basis of our ability to identify and develop product brands, which helps to attract new product proposals from independent third parties and product suppliers who otherwise often lack the marketing or distribution capabilities and/or resources required to effectively market and sell their products or develop their own product brands. We also compete on the basis of product quality, price, and quality of our customer service, retail outlet coverage of our nationwide distribution network and speed of delivery. We believe we compete favorably on the basis of each of these factors. However, many of our current or future competitors may have longer operating histories, better brand recognition, greater levels of consumer trust, stronger media management capabilities, better media and supplier relationships, a larger technical staff and sales force and/or greater financial, technical or marketing resources than we do.

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

Intellectual Property

We rely on a combination of copyright, trademark, patent, unfair competition laws, as well as nondisclosure agreements and other methods to protect our intellectual property rights. We maintain approximately 264 trademark registrations and are in the process of applying for registrations or transfer for approximately 52 trademarks in China. We own seven invention, utilities and packaging design patents in China pertaining to our sleeping aid products, neck protected pillow, body relaxing chairs, posture correction products and engine lubricant products.

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

In August 2009, Beijing Ren’ai filed a suit in the People’s Court of Beijing Haidian District against Shanghai HJX, Beijing Sancai and Beijing Zhidahengtong, alleging that the English programs we provide to the users of our electronic learning products infringe upon the copyright of Beijing Ren’ai. Beijing Ren’ai claimed damages of RMB2,000,000 (approximately $293,000). The court ruled in favor of Ren’ai in the suits and awarded Ren’ai total compensation of RMB500,000 (approximately $73,000). The defendants appealed the court’s decisions and Beijing First Intermediate People’s Court affirmed the decision of the People’s Court of Beijing Haidian District on September 15, 2010.

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

Advertising Services

Until recently, the advertising industry was a restricted industry for foreign investment under the Guideline Catalog of Foreign Investment Industries (2004 Revision). However, on October 31, 2007, the National Development and Reform Commission and MOFCOM jointly issued the Guideline Catalog of Foreign Investment Industries (2007 Revision) that removed the advertising industry from the restricted list for foreign investment. The new guideline became effective as of December 1, 2007. As a permitted industry, approval of MOFCOM or its local counterpart is no longer required for a foreign invested enterprise or its domestic subsidiary to invest in advertising.

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

Our Advertising Operations

On September 24, 2007, we acquired 100% of the legal ownership of Shanghai Advertising, which had been one of our affiliated entities, through Shanghai Acorn Enterprise Management Consulting Co., Ltd., or Acorn Consulting. At the time of our acquisition, the advertising industry was still a restricted industry for foreign investment under the Guideline Catalog of Foreign Investment Industries (2004 Revision and 2007 Revision), and required the approval of Shanghai Foreign Investment Commission, or SAIC, MOFCOM’s local counterpart in Shanghai. However, we completed the registration of such acquisition with Pudong Administration of Industry and Commerce in Shanghai on September 24, 2007 without SAIC’s approval based on SAIC’s advice that this acquisition was a purely domestic acquisition without any foreign related issues. Our PRC legal counsel, Commerce & Finance, has advised us that it is unlikely that we would be required by the PRC regulatory authorities, in particular SAIC and MOFCOM, both as regulators of foreign investment, to seek such approval to make up for our deficiency or any penalties would be imposed upon us for failure to obtain such approval. However, we cannot assure you that SAIC or MOFCOM will not take a different view from ours. See Item 3.D, “Key Information—Risk Factors—Risks Related to the Regulation of Our Business—If the PRC government takes the view that we did not obtain the necessary approval for our acquisition of Shanghai Advertising, we could be subject to penalties.”

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

One of our subsidiaries, Acorn International Electronic Technology (Shanghai) Co., Ltd. holds a valid Medical Device Operation Enterprise License that will expire on November 13, 2012 and a Medical Device Registration Certificate for a neck massager with a valid term of four years from July 21, 2009. Another of our subsidiaries, Shanghai HJX Digital Technology Co., Ltd, holds a valid Medical Device Operation Enterprise License that will expire on March 14, 2015. Our subsidiary, Acorn Trade (Shanghai) Co., Ltd., holds a valid Medical Device Operation Enterprise License that will expire on March 20, 2013. Separately, our two direct sale affiliated entities Shanghai Network and Beijing Acorn, hold valid Medical Device Operation Enterprise Licenses, which expire on March 14, 2015 and June 22, 2015, respectively. In addition, Zhuhai Acorn Electronic Technology Co., Ltd. holds a Medical Device Manufacturing Enterprise License expiring on November 24, 2011 and a Medical Device Registration Certificate for an oxygen generating device that expired on February 6, 2011. We are also in the process of renewing other expired licenses and certificates that are required for our operation and products.

Regulation of Internet Content Providers

We currently operate http://ir.chinadrtv.com through which our customers can familiarize themselves with our products. We are required to comply with the Administrative Measures on Internet Content Services issued by the State Council on September 25, 2000, Measures for the Archival Administration of Non-operational Internet Content Services issued by the Ministry of Information Industry on February 8, 2005 and the Administrative Measures on Internet Pharmaceuticals Information Services issued by SAFD on July 8, 2004 in our operation of the website.

Under the above regulations internet content providers must apply for a Telecommunications and Information Services Operating License, or ICP License, or a Value-added Telecommunications Business Permit for Internet Information Service if they are deemed to be an “operating business”. Internet content providers not deemed to be operating businesses are only required to file a registration with the relevant information industry authorities. The online dissemination of information regarding medical devices must also be approved by SAFD at the provincial level and validated by an Internet Pharmaceuticals Information Service Qualification Certificate issued by SAFD. Violation of these provisions will result in a warning, an order to rectify within a certain period, a fine, or the closing of the website.

As internet information service in the website of http://ir.chinadrtv.com is not deeded as an operating business, we only need to file with the relevant information industry authorities for record, which we have finished yet. In addition, we hold an Internet Pharmaceuticals Information Service Qualification Certificate, which will expire on May 9, 2011.

Regulation of Internet Shopping

On May 31, 2010 the State Administration of Industry and Commerce promulgated Provisional Measures on Internet Commodity Trade and Relevant Service which provide rules for internet commodity operators to comply with. Pursuant to these provisional measures, internet commodity operators shall inform consumers of the name, variety, quantity, quality, price, transportation fee, delivery method, payment method, exchange and return of commodity and other main information of the commodity before consumers purchase the same.

On June 24, 2010 MOFCOM promulgated the Outline of Promoting Healthy Development of Internet Shopping which requires relevant authorities to encourage enterprises to develop internet sales, expand internet shopping field, attach importance to rural internet shopping market, improve support service, protect legal interests of consumers and standardize internet market order.

On December 28, 2010 MOFCOM, MITT and other departments jointly issued the Notice on Implementing Scheme of Cracking Down Infringement on Intellectual Properties and Manufacture and Sale of Fake Commodity in Internet Shopping which, among other things, requires to strengthen supervision and control over internet shopping platform and transaction parties, set up access system for tradable commodity and intensify the fight against infringement on intellectual properties and manufacture and sale of fake commodity in internet shopping.

On January 5, 2011 the MOFCOM issued the Notice on Regulation of Promotion Activities in Internet Shopping, pursuant to which, among other things, (1) internet shopping enterprises shall ensure the quality of promotional commodity; (2) price fraud and false promotion is strictly forbidden; and (3) infringement on intellectual properties and manufacture and sale of fake commodity in promotion will be severely cracked down.

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

Airtime used to broadcast TV direct sales programs and TV home shopping programs is typically considered to be advertising time. On September 10, 2009, the State Administration of Radio, Film and Television, or SARFT, issued the Circular on Strengthening the Administration of TV Direct Sales Advertising and Home Shopping Programs, which requires that TV direct sales advertising programs not be broadcasted on some specialized TV channels, including news channels and international channels, and TV home shopping channels and not be broadcasted on satellite TV channels during the period from 6:00pm to 12:00pm every day. The Administrative Measures on Advertising on Television or Radio issued by the SARFT on September 8, 2009 and effective as of January 1, 2010 further requires that the total airtime allocated to commercial advertising on each TV channel not exceed 12 minutes per hour and not exceed 18 minutes in total during the period from 7:00pm to 9:00pm. Violation of these time restrictions may result in a warning, an order to correct the violation, a fine of up to RMB20,000, the suspension of broadcasting relevant to advertising, the suspension of the operation of the TV channel where the relevant advertising is broadcast, or even the withdrawal of the TV station’s operating license.

Under current PRC law, advertising operators can only sell advertising airtime to advertisers and are not allowed to sell to other advertising operators.

Advertising Content

PRC advertising laws and regulations set forth certain content requirements for advertisements in China, which include prohibition on, among other things, misleading content, superlative wording, socially destabilizing content, or content involving obscenities, superstition, violence, discrimination, or infringement of the public interest. Advertising for medical devices, health and wellness and other special products are subject to stricter regulation which prohibits any unscientific assertions or assurances in terms of effectiveness or usage, comparison with other similar products in terms of effectiveness or safety, and reference to medical research institutes, academic institutions, medical organizations, experts, doctors, or patients regarding the effectiveness or safety of the products advertised. In addition, all advertising relating to medical devices, health and wellness agrochemicals, as well as other advertisements that are subject to censorship by administrative authorities pursuant to relevant laws and regulations, must be submitted to the relevant administrative authorities for content review and approval prior to dissemination. Furthermore, SARFT and SAIC have issued a circular temporarily prohibiting, after August 1, 2006, the advertising of pharmaceutical products, diet and slimming products, medical devices, breast enhancement products and height increasing products in the form of TV- and radio-based direct sales programs pending adoption of new government rules. On September 10, 2009, the Circular on Strengthening the Administration of TV Direct Sales Advertising and Home Shopping Programs was issued by the SARFT, prohibiting the TV direct sales and home shopping programs to advertise pharmaceuticals, breast-enhancement products, diet and slimming products, and medical devices which are implantable or need instruction by experts. Meanwhile, the Administrative Measures on Advertising on Television or Radio, issued by the SARFT on September 11, 2009 and effective as of January 1, 2010, prohibited the pharmaceutical and medical device or health related advertising program to contain the recovery rate or efficiency rate or certification by the doctors, experts, patients or public figures. Furthermore, Criteria for the Examination and Publication of Medical Device Advertisements were issued by the Ministry of Health, the State Administration for Industry and Commerce, the SFDA and became effective on May 20, 2009, which provided strict regulation on medical device advertisements publication. According to the Circular Concerning Further Severely Punishing Illegal Advertisements of Pharmaceuticals, Medical Devices and Health Food effective in February 2010, enterprises which published the illegal advertisements will be severely punished. On February 12, 2010 SARFT promulgated the Notice on Further Strengthening Examination and Supervision on Advertising on Television and Radio, which requires that, among other things, in TV shopping advertisement: (1) no host is allowed to participate in advertisement; (2) exaggerative voice, intonation and gestures are prohibited; and (3) no form such as news report, interview and news materials and information is allowed to be used. See Item 3.D, “Key Information—Risk Factors—Risks Related to the Regulation of Our Business—Governmental actions to regulate TV- and radio-based direct sales programs of medical devices and diet and slimming products will adversely impact sales of our branded neck massager product line and some of our other products and may adversely impact our future overall operating results”.

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

We have employed advertising industry professionals who will examine the content of our advertising and who will apply for the necessary approvals and permits for advertising certain special consumer products. In addition, our advertising channels, such as TV stations, newspapers, and radio stations, employ advertising inspectors who are trained to review advertising content for compliance with relevant laws and regulations. However, we cannot assure you that all of our advertising is in compliance with relevant PRC laws and regulations, nor can we assure you that the advertising our distributors place on local media networks complies with relevant PRC laws and regulations. In the past, we have been fined for certain advertising that is considered misleading or false by authorities. In some cases, we were required to accept product returns. Moreover, the SAFD issued a circular on October 31, 2005 announcing that advertising placed in several local newspapers by us and one of our distributors for our sleeping aid products and oxygen generating devices violated the relevant laws by including unapproved content. These violations for the sleeping aid products advertising were considered by SAFD to be a serious violation. The local SAFDs have ordered such advertising to be discontinued for use. As of January 1, 2008, any violation of advertising regulations relating to our sleeping aid product and oxygen generating devices by us or our distributors may result in SAFD issuing a rating to us or our distributors of dishonor credit or material dishonor credit. See Item 3.D, “Key Information—Risk Factors—Risks Related to the Regulation of Our Business—We and our distributors are subject to various laws regulating our advertising, including the content of our TV direct sales programs, and any violation of these laws by us or our distributors could result in fines and penalties, harm our product brands and result in reduced net revenues”.

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

Shanghai Network and Beijing Acorn, our two affiliated entities, are currently owned by two PRC citizens, Don Dongjie Yang, our co-founder, chief executive officer, president and director, and David Chenghong He, one of our former executive officers. Shanghai Network is primarily engaged in our TV direct sales business throughout China except for Beijing. Beijing Acorn is primarily engaged in our TV direct sales business in Beijing. We have entered into contractual arrangements with these two affiliated entities pursuant to which our wholly owned subsidiary, Acorn Information Technology (Shanghai) Co., Ltd., provides technical support and management services to these affiliated entities. In addition, we have entered into agreements with these two affiliated entities and their shareholders, Don Dongjie Yang and David Chenghong He, providing us with the ability to effectively control each of these affiliated entities. Accordingly, we have consolidated historical financial results of these two affiliated entities in our financial statements as variable interest entities pursuant to U.S. GAAP. In September 2007, we acquired the legal ownership of Shanghai Acorn Advertising Broadcasting Co., Ltd, or Shanghai Advertising, which was previously one of our affiliated entities owned by Don Dongjie Yang and David Chenghong He. As David Chenghong He, James Yujun Hu and Guoying Du are no longer executive officers of our Company, we are currently in the process of amending the contractual arrangements to release the above persons from rights and obligations under the contractual arrangements. On April 27, 2011 new Powers of Attorney were entered into, pursuant to which, Irene Lin Bian and Lifu Chen have been appointed by Don Dongjie Yang and David Chenghong He as new designees to exercise their shareholders rights in Shanghai Network and Beijing Acorn respectively, including their voting rights in the shareholders meeting. We expect the rest of contractual arrangements will be amended by the second quarter of 2011.

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

In June 2009, we disposed of 33% equity interest in Shanghai Yimeng for a consideration of $10.5 million in cash. After the divestment, we owned 18% of Shanghai Yimeng and it is no longer our subsidiary. As of the date of this Form 20-F, our equity interest in Shanghai Yimeng further decreased to 12.9% as a result of our disposal of 1.8% equity interest in 2010 and the dilution due to issuance of additional shares by Shanghai Yimeng to a new investor in January 2011.

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

(2)

Agreements that provide us with effective control over Shanghai Acorn Network Technology Development Co., Ltd. and Beijing Acorn Trade Co., Ltd. include equity pledge agreements, irrevocable powers of attorney, a loan agreement, operation and management agreements and exclusive purchase agreements. As David Chenghong He, James Yujun Hu and Guoying Du are no longer executive officers of our Company, we are currently in the process of amending the contractual arrangements to release the above persons from rights and obligations under the contractual arrangements. On April 27, 2011 new Powers of Attorney were entered into, pursuant to which, Irene Lin Bian and Lifu Chen have been appointed by Don Dongjie Yang and David Chenghong He as new designees to exercise their shareholders rights in Shanghai Network and Beijing Acorn respectively, including their voting rights in the shareholders meeting. We expect the rest of contractual arrangements will be amended by the second quarter of 2011.

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

In addition, Shanghai HJX, Acorn International Electronic Technology (Shanghai) Co., Ltd., Beijing Acorn Youngleda Oxygen Generating Co., Ltd., or Beijing Youngleda, Zhuhai Acorn Electronic Technology Co., Ltd. and Yiyang Yukang manufacture and distribute through our nationwide distribution network most of our electronic learning products, electronic dictionary products, posture correction products, oxygen generating devices and cell phones, and each provides technical support and after-sales services for such products. The direct sales of our consumer electronics products and other health and wellness products are primarily conducted through Shanghai Network and Beijing Acorn.

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

Agreements that Provide Effective Control and an Option to Acquire Shanghai Network and Beijing Acorn

These agreements provide us with effective control over these two affiliated entities and their shareholders, Don Dongjie Yang, our co-founder, chief executive officer, president and director, and David Chenghong He, one of our former executive officers. They include irrevocable powers of attorney, a loan agreement, equity pledge agreements, and operation and management agreements. Under the exclusive purchase agreements, we also have exclusive options to purchase the equity interests of the affiliated entities.

•

Irrevocable Powers of Attorney. Under irrevocable powers of attorney, each of the two shareholders of Shanghai Network and Beijing Acorn, Don Dongjie Yang and David Chenghong He, has granted to designees of Acorn Information, Lifu Chen, our general counsel, and Irene Lin Bian, our financial and accounting officer, the power to exercise all voting rights of such shareholder in the shareholders’ meetings, including but not limited to the power to determine the sale or transfer of all or part of such shareholder’s equity interest in, and appoint the directors of, Shanghai Network and Beijing Acorn. These irrevocable powers of attorney have terms of ten years and will automatically renew for another ten years unless terminated by the above-mentioned designees of Acorn Information in writing three months prior to their expiry.

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

D. Property, Plant and Equipment

We are headquartered in Shanghai and have leased an aggregate of approximately 7,897 square meters of office and call center spaces in Beijing, Shanghai and Wuxi. Our leases are typically for a term from one to five years. We acquired office space of an aggregate of approximately 3,852 square meters on Tianlin Road, Shanghai in 2007, in order to accommodate our growing number of employees and expanding operations. The relocation to the new facility completed in January 2009. Our four central warehousing hubs cover approximately 26,530 square meters, among which 3,330 square meters are subject to varying lease terms. We typically enjoy a priority right to renew our leases for our warehouses.

Our manufacturing facilities in Beijing, Shanghai, Shenzhen and Zhuhai occupy an aggregate of approximately 16,282 square meters. Our manufacturing facilities in Beijing and Zhuhai are used for the production of our oxygen generating device product line, our manufacturing facilities in Shanghai are used for the production of our posture correction product lines, and our manufacturing facility in Shenzhen is used for the production of our electronic learning product line.

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

During the first quarter of 2009, we obtained a fifty-year land use right of a piece of land in Qingpu district of Shanghai for aggregate consideration of approximately RMB51.2 million (approximately $7.5 million). We use the land to establish a warehouse and a factory for manufacturing our proprietary branded products. The construction has been completed and currently we are conducting various completion inspections.

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

A. Operating Results

Overview

We are a media and branding company in China with a proven track record of developing, promoting and selling consumer products through our integrated sales platform. Historically, we have sold our products primarily through our TV direct sales platform and our nationwide distribution network. More recently, we have expanded into other direct sales platforms, such as third-party bank channel sales, outbound calls, catalogs and Internet sales. We operate one of the largest TV direct sales businesses in China in terms of revenues. Through our TV direct sales platform, we market our own proprietary products as well as third-party products. Our nationwide distribution network extends across all provinces and allows us to reach approximately 20,000 retail outlets, covering nearly all cities and counties in China. We typically grant our distributors the exclusive right to distribute selected products within their respective territories.

We believe our nationally televised TV direct sales programs allow us to build strong product brand awareness among China’s consumers and to generate significant demand for the products that we market within a short period of time. Our non-TV direct sales platforms enable us to reach out to a larger customer base and to lessen our reliance on advertising expenditures for TV time purchases. Our nationwide distribution network, coupled with local marketing efforts, helps further enhance the awareness of, and demand for, marketed products, thereby broadening our customer reach and enhancing our product penetration on a nationwide basis.

Supporting our direct sales platforms are our call centers, located in Beijing, Shanghai and Wuxi. As of December 31, 2010, our call centers were staffed by 1,281 sales representatives and 124 customer service personnel. Our call centers operate 24 hours per day. In 2008, 2009 and 2010, our call centers processed on average approximately 20,000, 20,400 and 17,800 incoming calls per day, respectively, generated from our TV direct sales platform.

On December 24, 2008, we acquired 100% of the equity interest of Yiyang Yukang, a cell phone producer and distributor in China and former third-party supplier of our cell phone products for initial stock and cash consideration totaling $9.9 million. Additional consideration was payable under three separate earn-out payments based on Yiyang Yukang’s meeting certain earnings targets in 2008, 2009 and 2010. As Yiyang Yukang met the first earn-out target for the year 2008 and the first quarter of 2009, an earn-out payment consisting of cash and stock consideration in an aggregate amount of $10.0 million was made in 2009. However, further earnings targets were not reached and no earn-out payments were made in 2009 and 2010. In 2009 and 2010, sales of Yiyang Yukang totaled $28.1 million and $23.2 million (with all sales being distribution sales), respectively. Due to Yiyang Yukang’s underperformance, we incurred impairment charges of $15.2 million on intangible assets in 2009.

As described in greater detail below, the discussion of our operating results contains our consolidated financial statements for the years ended December 31, 2008 to reflect the deconsolidation of our previous subsidiary, Shanghai Yimeng, in 2009 as a discontinued operation. In June 2009, we disposed of a 33% equity interest in Shanghai Yimeng, which was engaged in the development and marketing of CPS stock tracking software. After the divestment, we owned 18% of Shanghai Yimeng and it is no longer our subsidiary. As of the date of this Form 20-F, our equity interest in Shanghai Yimeng further decreased to 12.9% as a result of our disposal of 1.8% equity interest in 2010 and the dilution due to issuance of additional shares by Shanghai Yimeng to a new investor in January 2011.

Our net revenues, which include direct sales net revenues and distribution net revenues, were $234.1 million, $287.6 million and $293.2 million, in 2008, 2009 and 2010, respectively. Direct sales net revenues, which include both net proceeds from products sold through our TV direct sales programs and net proceeds from products sold through our other direct sales platforms, declined from $166.9 million in 2008 to $160.4 million in 2009, but increased to $195.8 million in 2010. However, the continued development of our non-TV direct sales channels resulted in gross revenues from non-TV direct channels increasing from approximately $50.0 million in 2008 to approximately $60.3 million in 2009, and further to $108.9 million in 2010, driven primarily by increased sales through third-party bank channels and outbound calls. We expect the relative contribution of non-TV direct sales to continue to increase over time.

Distribution net revenues, which are derived from sales of products to our distributors, increased from $67.2 million in 2008 to $127.2 million in 2009, and decreased to $97.4 million in 2010.

Our net revenues and operating income in any period are largely driven by our direct sales and distribution platforms and our product mix, advertising expenses, and promotional events occurring in the period. In 2010, our total net revenues increased to $293.2 million, up 2.0% from $287.6 million in 2009. Of our total net revenues in 2010, our direct sales net revenues increased to $195.8 million, up 22.1% from $160.4 million in 2009, and our distribution net revenues decreased to $97.4 million, down 23.4% from $127.2 million in 2009. The net increase of $5.6 million in total net revenues in 2010 primarily reflected increased sales of mobile handset through our direct sales platforms, partially offset by decreased distribution sales net revenues as a result of decreased sales of Ozing from a market slowdown in the Electronic Learning Products line.

Sales of our mobile handset products, our top selling product line in 2010, increased from $61.3 million in 2009 to $125.1 million in 2010. We sell our mobile handset products both through our TV direct sales platform and our distribution network. The increase in sales in 2010 was primarily due to sales generated from our Gionee A320 mobile handset. Sales of our Ozing electronic learning products decreased to $54.7 million in 2010, compared to $87.0 million in 2009, reflecting a slowdown in the Electronic Learning Products market. Our other featured products in 2010 included our cosmetics products, collectibles products and Meijin electronic dictionary products. Sales of our cosmetics products and Meijin electronic dictionary products decreased $18.9 million and $3.4 million, respectively, in 2010 compared to 2009, primarily reflecting our shifting business strategy to develop our proprietary branded cosmetic products and a slowdown in the electronic dictionary market. Sales of our collectibles products increased by $8.5 million, or 89.6%, which was primarily due to the increased market demand.

We had operating losses of $12.8 million in 2010 compared to operating losses of $7.5 million in 2009. This loss was due largely to the $39.5 million increase in cost of revenues for our direct sales resulting from (i) change in our product mix in 2010, of which our cell phone products with a lower margins comprise a greater portion than in 2009; (ii) increasing revenue contribution from non-TV direct sales platforms, which generally have a lower margin; and (iii) the write down in inventory as we adjusted our inventory estimate based on our current requirement.

Our product revenues are driven significantly by our spending on advertising, particularly our TV direct sales programs. Our total advertising expenses decreased from $73.4 million in 2008 to $61.0 million in 2009 and to $58.5 million in 2010. The largest component of our total advertising expenses, constituting over 80% of total advertising expenses in each of 2008, 2009 and 2010, is purchased TV advertising time. Purchased TV direct sales advertising expenses decreased by 13.3% from $59.2 million in 2008 to $51.3 million in 2009 and further decreased by 9.4% to $46.5 million in 2010. The decrease of total advertising expenses in 2010 reflects our ongoing strategy to selectively lower our TV advertising time purchases to focus on more cost effective channels and time slots and to adopt a more flexible manner in our procurement by entering into contracts with shorter terms to achieve better cost control.

We use purchased TV advertising time to broadcast both our TV direct sales programs and our brand promotion advertising. The number of TV channels on which we broadcast TV direct sales programs decreased from 46 in 2008 to 34 in 2009 and increased to 47 in 2010. In 2010, we broadcast brand promotion advertising on six TV channels, including three channels on which we did not broadcast TV direct sales programs.

As of December 31, 2010, our commitments to purchase TV advertising time in 2011 were approximately $41.9 million. Actual TV advertising commitments could, however, vary significantly. We may purchase additional broadcasting time throughout the year. Also, we may be unable to use all of our purchased time due to various factors, many of which are out of our control, such as preemption of our purchased time by special programming events, programming overruns by TV stations and changes in available advertising minutes provided by TV stations, as well as suspension of our advertising time due to natural disasters such as the major earthquake that struck Wenchuan in the Sichuan province in May 2008. In addition, the accounting for advertising time will vary based on the structure of our joint sales arrangements described below. For example, TV advertising expenses paid by us may be reflected as either a cost of direct sales revenues or as advertising expenses (which may be reduced by shared advertising costs under joint sales arrangements, such as our arrangement with Gionee pursuant to which Gionee shared a certain percentage of our advertising costs for their featured cell phone products). In addition to our TV brand promotion advertising, we also promote brands through print and other media.

The number of inbound calls generated through our direct sales platforms received by our call centers increased in 2009 but decreased in 2010, with revenue related to inbound calls in 2008, 2009 and 2010 totaling approximately $7.3 million, $7.5 million and $6.5 million, respectively. The conversion rate for inbound calls, which is the percentage of inbound calls that result in product purchase orders, was 23.2%, 30.1% and 25.4%, in 2008, 2009 and 2010, respectively. The increase in conversion rate in 2010 was primarily due to increased sales of certain product categories that generally have higher conversion rates, as well as the lower average selling prices of certain products. We believe the primary factors impacting our conversion rate for any given period are the average selling price of our products, our product mix, and the length and content of our TV direct sales programs. We seek to improve our conversion rate with improved sales training for our sales representatives and performance-related personnel management.

We entered into joint sales arrangements to leverage our TV direct sales platform. In addition to generating TV direct sales revenues for us, the joint sales partners agree to pay us a fee based on the number of units sold by them through their own distribution networks. These additional payments have been recorded as reductions to cost of direct sales revenues. We also entered into a number of joint sales arrangements pursuant to which our joint sales partners share the cost of advertising expenses for their featured products rather than paying an additional fee based on sales of their featured products through their own distribution channels. The shared advertising expenses payments have been recorded as reductions to advertising expenses. During 2010, our cell phone products and cosmetics products were the two major categories of products subject to joint sales arrangements. In 2010, the reduction in cost of direct sales revenues and advertising expenses resulted from our joint sales arrangements were $0.4 million and $6.1 million, respectively.

Our longer term goal is to become the leading media and branding company in China and to capitalize on our integrated cross-media platform with an aim to become partners of choice for both well-established and promising new businesses to market and distribute their products in China. To achieve this goal, starting from 2011, our management has adopted a new performance review system which focuses on the optimization of our media return and spending. In addition, we will continue to grow our business across product lines and platforms, including our A320 and A350 mobile handsets, Aoya cosmetic products, and Ozing electronic learning products, as well as our TV and non-TV direct sales platforms. We also plan to further enhance our customers’ brand loyalty through a more effective business strategy, higher product quality, and better customer service, thereby achieving higher productivity and profitability.

Related challenges include the evolving nature of the TV direct sales industry and our business model and a continuously evolving competitive landscape. To address these challenges, among other things, we regularly evaluate developments and the competitive landscape in the consumer retail market in China (including the TV direct sales market in China and worldwide). In turn, as appropriate, we adjust our product offerings, sales and marketing efforts and business strategy. We undertake these adjustments in connection with constant evaluation of our media allocation for each product to maximize return on our media purchase expenditures. For example, we track and analyze data generated through our call center operations. Using this data, we adjust the products we promote on TV, the frequency and time slots of our TV direct sales programs, as well as the TV channels on which we broadcast our programs on a weekly basis.

Revenues

	For the years ended December 31,
	2008		2009		2010
	Amount	% of total revenue, net	Amount	% of total revenue, net	Amount	% of total revenue, net
	(in U.S. dollars, except percentage)
Revenues:
Direct sales, net	$166,947,475	71.3%	$160,357,948	55.8%	$195,821,308	66.8%
Distribution sales, net	67,189,946	28.7%	127,227,672	44.2%	97,419,877	33.2%

Total revenues, net	$234,137,421	100.0%	$287,585,620	100.0%	$293,241,185	100.0%

Our net revenues consist of direct sales net revenues and distribution sales net revenues. Direct sales net revenues represent product sales through our TV direct sales programs and our non-TV direct sales platforms, including third-party bank channel sales, sales realized through our outbound calls, catalog sales and Internet sales. To date, a significant portion of our direct sales net revenues have been generated from our TV direct sales platform. We plan to continue to develop non-TV direct sales platforms and expect our third-party bank channel sales, outbound calls sales, Internet sales and catalog sales to increase in absolute numbers in 2011.

Distribution net revenues represent product sales to the distributors that constitute our nationwide distribution network. We sell products to our distributors at a discount to the retail price for the same product. The percentage of our total net revenues generated through our nationwide distribution network was 28.7% in 2008, 44.2% in 2009 and 33.2% in 2010.

The percentage of our total net revenues attributable to direct sales and distribution revenues will vary from period to period based on, among other things, the amount of our TV advertising time dedicated to our or third-party products, joint sales arrangements, and sales generated by us through our TV direct sales programs, our non-TV direct sales channels and our nationwide distribution network.

Our total net revenues are presented net of certain adjustments, including sales and business taxes, cash rebates on distribution sales, costs of cash coupon discounts and membership points on direct sales. Sales and business taxes totaled approximately $0.2 million in 2008, $0.2 million in 2009 and $0.3 million in 2010. We net the cash rebates used in connection with promotional distribution sales activities and the cash coupon discounts and membership points used in connection with our customer loyalty program for direct sales against revenue at the time revenue is recorded.

Direct sales net revenues for 2008, 2009 and 2010 have been adjusted in the current accounting period based on our actual unsuccessful product deliveries experience.

Some of our distributors are owned in part, or in some cases in whole, by certain of our employees or their family members. In 2008, 2009 and 2010, the aggregate sales generated by distributors owned in whole or in part by our employees accounted for 17.2%, 12.7% and 10.9% of our distribution gross revenues or 4.9%, 5.6% and 3.6% of our total gross revenues, respectively. Certain of these distributors were among our top distributors in 2008, 2009 and 2010.

We generally focus on marketing and selling four to six featured product lines at any one time through our TV direct sales platform, and a limited number of products through our nationwide distribution network. Consequently, we have been, and expect to continue to be, dependent on a limited number of featured product lines to generate a large percentage of our net revenues. Currently, our featured products are offered in the following categories or under the following brands:

•

Cell Phone Products featuring the Uking, Gionee, K-touch, Lenovo, Nokia and Konka brand names accounted for 24.0%, 21.3% and 42.7% of our gross revenues in 2008, 2009 and 2010, respectively. The retail prices for the cell phone products that we market ranged from RMB599 to RMB7,410 per unit in 2008, RMB499 to RMB5,340 per unit in 2009 and RMB412 to RMB6,090 (or approximately $62.4 to $922.7) per unit in 2010.

•	Electronic Learning Products featuring the Ozing brand name accounted for 20.0%, 30.2% and 18.7% of our gross revenues in 2008, 2009 and 2010, respectively.

Our primary Ozing branded product is a multi-functional handheld electronic device with a screen display that provides lessons for independent English learning. The retail prices for our Ozing products ranged from RMB599 to RMB1,499 per unit in 2008, RMB698 to RMB1,498 per unit in 2009, and RMB498 to RMB1,998 (or approximately $75.5 to $302.7) per unit in 2010.

•

Cosmetics Products featuring the Aoya, Cobor, Dr Cell and Softto brand names. Cosmetic products accounted for 10.1%, 15.7% and 9.0% of our gross revenues in 2008, 2009 and 2010. The retail prices for our cosmetics products ranged from RMB79 to RMB1,980 per unit in 2008, RMB39 to RMB2,016 per unit in 2009 and RMB38 to RMB1,480 (or approximately $5.8 to $224.2) per unit in 2010.

•

Collectible Products accounted for 6.4%, 3.3% and 6.1% of our total gross revenues in 2008, 2009 and 2010, respectively. The retail prices for our collectible products ranged from RMB220 to RMB46,000 per unit in 2008, RMB29 to RMB381,600 per unit in 2009 and RMB35 to RMB984,600 (or approximately $5.3 to $149,182) per unit in 2010;

•

Electronic Dictionary Products featuring the Meijin brand name accounted for 6.1%, 6.3% and 5.1% of our total gross revenues in 2008, 2009 and 2010, respectively. The retail prices for our electronic dictionary products ranged from RMB598 to RMB898 per unit in 2008, RMB268 to RMB1,580 per unit in 2009 and RMB798 to RMB1,198 (or approximately $120.9 to $181.5) per unit in 2010;

•

Consumer Electronic Products accounted for 8.8%, 3.4% and 4.8% of our total gross revenues in 2008, 2009 and 2010, respectively. The retail prices for our consumer electronic products ranged from RMB79 to RMB12,000 per unit in 2008, RMB69 to RMB12,492 per unit in 2009 and RMB89 to RMB35,400 (or approximately $13.5 to $5,364) per unit in 2010.

Our three best-selling product lines accounted for an aggregate of 56.2%, 67.2% and 70.3% of our total gross revenues in 2008, 2009 and 2010, respectively.

We offer over 3,000 products through our multiple sales platforms, approximately 1% of which are sold primarily through our TV direct sales platform, with the remaining sold through multiple platforms, including our TV direct sales, nationwide distribution network, third-party bank channel sales, outbound calls, catalogs and/or the Internet. In addition to the six product lines we presently feature, we sell other products, including consumer electronics and collectibles products, primarily through our third-party bank channel sales, outbound calls, catalogs and the Internet. We periodically develop and introduce related new and upgraded products under the same product brand.

Our ability to maintain or grow our revenue depends on our ability to successfully identify, develop, introduce and distribute in a timely and cost-effective manner new and appealing product offerings, including new and upgraded products. We employ a systematic identification and development process. After a potential featured product has been identified and tested, we evaluate a number of key benchmarks, particularly estimated profitability relative to our media expenses, in determining whether to conduct full-scale sales and marketing. We also seek to diversify our product offerings by adding products that offer recurring revenue opportunities.

In 2007, we began relationships with four established domestic banks through which we directly market to credit card holders of these banks with specialized catalogs. As of December 31, 2010, we have expanded this direct sales platform by establishing relationships with 29 established domestic banks. As part of these arrangements, customers can use their credit cards from these banks to purchase our products and make payments on a zero interest and zero fee installment basis. During such process, the banks would conduct credit investigations to ensure the credit card holders’ ability to pay. Third-party bank channel sales are of growing importance to our direct sales platforms, and revenues contributed by our third-party bank channel sales in 2010 accounted for approximately 25.7% of our revenues from direct sales. We have integrated our credit card payment system into other existing sales channels such as television, the Internet and catalogs.

In July 2006, the State Administration for Radio, Film and Television, or SARFT, and the State Administration for Industry and Commerce, or SAIC, issued a circular temporarily prohibiting the broadcast of TV- and radio-based direct sales programs regarding pharmaceutical products, diet and slimming products, medical devices, breast enhancement products and height increasing products on and after August 1, 2006, pending adoption of new rules governing those direct sales activities. The Circular on Strengthening the Administration of TV Direct Sales Advertising and Home Shopping Programs, issued by the SARFT on September 10, 2009, prohibits the TV direct sales and home shopping programs advertising the pharmaceuticals, breast-enhancement products, diet and slimming products, and the medical devices which are implantable or need instruction by experts. Consequently, we are unable to broadcast TV- and radio-based direct sales programs for some of our products, primarily our oxygen generating product and Zehom neck massager, which were two of our high margin products. Our net revenues from sales of our neck massager product declined from $2.4 million in 2008 to $1.5 million in 2009 and to $1.2 million in 2010. We believe stricter regulation is beneficial for our industry and business in the long term since it will enhance the overall reputation of the TV direct sales industry by more closely regulating promoted products and marketing practices. However, at least in the near term, our sales of the products covered by the circulars have been, and we expect will continue to be, adversely impacted as a result of this prohibition. The overall impact on our future operating results depends on, among other things, our success in promoting the products covered by the circulars through other media channels, the degree to which distribution sales of our restricted products continue to be impacted by the ban on TV direct sales programs, our ability to offset these decreased sales with sales of non-restricted products (including newly developed products) using our committed TV advertising time and the related sales price and margins of those non-restricted products, and the nature of, and restrictions imposed by, the future rules when adopted.

In any period, a number of factors, including the following, will impact our net revenues and the portion thereof generated by our direct sales and distribution platforms:

•	the mix of TV direct sales programs, including the portion thereof dedicated to products marketed by us pursuant to joint sales arrangements, and brand promotion advertising;

•	the mix of products selected by us for marketing through our TV direct sales programs, our non-TV direct sales channels and our nationwide distribution network and their average selling prices;

•	the mix of our non-TV versus TV direct sales platforms;

•	new product introductions by us or our competitors and our ability to identify new products;

•

the availability of competing products and possible reductions in the sales price of our products over time in response to competitive offerings or in anticipation of our introduction of new or upgraded offerings;

•

seasonality with respect to certain of our products, such as our electronic learning products, for which sales are typically higher around our first and third fiscal quarters corresponding with the end and beginning of school semesters in China, respectively;

•

the cycles of our products featured in our TV direct sales programs, with such sales typically growing rapidly over the initial promotional period and then declining over time, sometimes precipitously in a short period of time;

•	the market of certain featured products becoming saturated over time;

•	discounts offered to our distributors as part of incentive plans to stimulate sales;

•	the success of our distributors in promoting and selling our products locally;

•	the potential negative impact distributor sales may have on our own direct sales efforts;

•	any requirement to suspend or terminate a particular TV direct sales program, including in response to regulatory actions;

•	new laws, regulations or rules promulgated by the PRC government governing the TV direct sales industry;

•	negative publicity about our products;

•	natural disasters, such as the severe snow storms or earthquake experienced by China in 2008;

•	the amount and timing of operating expenses incurred by us, including our media procurement expenses, inventory-related losses, bad debt expense, product returns and options grants to our employees;

•	gains and losses related to our investments in marketable securities; and

•	the level of advertising and other promotional efforts by us and our competitors in a particular period.

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

Cost of Revenues

Cost of revenues represents our direct costs to manufacture, purchase or develop products sold by us to consumers or our distributors. For a particular product, the related cost of revenues is the same regardless of whether sold by us directly to consumers or to our distributors. The most significant factor in determining cost of revenues as a percentage of revenue in any period is our product mix for the period. For example, our cell phone or electronic learning product products currently have a higher per unit cost of revenues than our other products, such as our cosmetic products.

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

In June 2009, we reduced our equity ownership interest in Shanghai Yimeng, our subsidiary engaged in the development and marketing of CPS stock tracking software, from 51% to 18%. As a result of the related sale, we no longer consolidate the financial results of Shanghai Yimeng with ours. As of the date of this Form 20-F, our equity interest in Shanghai Yimeng further decreased to 12.9% as a result of our disposal of 1.8% equity interest in 2010 and the dilution due to issuance of additional shares by Shanghai Yimeng to a new investor in January 2011. As CPS stock tracking software generally had higher gross margin than most of our proprietary products, the deconsolidation of Shanghai Yimeng negatively impacted on our overall gross margin.

Operating (Expenses) Income

Our operating (expenses) income consist of advertising expenses, other selling and marketing expenses, general and administrative expenses, impairment of goodwill and intangible assets and other operating income, net.

Advertising Expenses

Advertising expenses consist primarily of the expenses of purchasing our advertising media, mostly the expense of TV advertising time and, to a significantly lesser extent, non-TV media, primarily newspaper advertising space. Advertising expenses also include payments to reimburse certain of our distributors for a portion of their local TV, print media and other advertising-related expenses in support of our products distributed by them. To date, we have not deferred any advertising expenses, and all such advertising expenses have been recognized as incurred.

We use our purchased TV advertising time to broadcast our TV direct sales programs and our brand promotion advertising. Advertising expenses for TV direct sales programs accounted for $59.2 million, $51.3 million and $46.5 million or 80.6%, 84.1% and 79.8% of total advertising expenses incurred in 2008, 2009 and 2010, respectively. TV advertising time dedicated to TV direct sales programs decreased from approximately 590,000 minutes in 2008 to 410,000 minutes in 2009 and to 290,000 minutes in 2010. The decrease in 2009 and 2010 primarily reflects our strategy to selectively lower our purchase of TV advertising time to focus on more cost effective channels and time slots and to adopt a more flexible manner in our procurement by entering into contracts with shorter terms to achieve better cost control. TV brand promotion advertising expenses accounted for $12.0 million, $7.8 million and $10.6 million or 16.4%, 12.8% and 18.1% of total advertising expenses incurred in 2008, 2009 and 2010, respectively. The decrease in 2009 and 2010 primarily reflects a more efficient and focused media procurement of our TV direct sales advertising.

Our advertising expenses primarily include the cost of the TV advertising time used to broadcast all TV direct sales programs. Payments received from our joint sales partners to share a portion of the related TV advertising cost are recorded as a reduction to our TV advertising expense. In 2010, we received $6.1 million in payments based on advertising costs shared by our joint sales arrangements, which reduced our advertising expenses. Our TV direct sales programs are typically five to ten minutes in length, focus on the features and benefits of the products being marketed and encourage consumers to call our call centers to purchase those products. Our brand promotion advertisements are typically five to 60 seconds long and, rather than focusing on product features or benefits, are designed to increase general brand awareness for the marketed products. In addition to our TV brand promotion advertising, we also promote brands through print and other media, primarily newspaper and radio advertising. Our total advertising expenses for non-TV brand promotion advertising for 2008, 2009 and 2010 included an aggregate of $1.9 million, $1.5 million and $1.1 million or 2.6%, 2.4% and 1.9% of total advertising expenses that were primarily used to support our Ozing electronic learning products, Babaka posture correction products and Uking cell phones, respectively.

We also reimburse certain of our distributors for a portion of their local TV, print media and other advertising-related expenses in support of the products that they distribute for us. Our total advertising expenses in 2008, 2009 and 2010 included $0.3 million, $0.4 million and $0.1 million or 0.4%, 0.7% and 0.1% of these distributor reimbursements, respectively, primarily related to our oxygen generating devices, neck massager, posture correction, electronic learning products and Uking cell phones.

Historically we entered into TV advertising time purchase agreements for our TV direct sales programs in advance and prior to the beginning of each year, with such agreements generally having a term of one year. Beginning in 2008, we adopted a more flexible approach to TV advertising time procurement, pursuant to which we may enter into contract with a shorter term with TV channels. As of December 31, 2008, 2009 and 2010, we had a prepaid advertising balance of $16.8 million, $10.0 million and $8.4 million, respectively. We enter into our advertising agreements near the end of each year and consequently our prepaid balance is usually highest at year-end. In 2011, we generally entered into advertising agreements with a term of one month or three months.

Our advertising cost per minute (based on aggregate expenditures and ignoring the impact of payments made under our joint sales arrangements) varies depending on the channel, with certain CCTV channels, which generally have a broader reach, being more expensive. Our average per minute advertising cost for TV direct sales programs in 2008, 2009 and 2010 was approximately $99, $165 and $215, respectively. In addition, average per minute charges can vary significantly by channel, with some channels increasing their rates annually. In particular, we have experienced more significant rate increases on some of our national satellite channels, compared to our other channels, as their reach and ratings have increased. In 2010, our top five TV channels in terms of amount of TV direct sales program advertising expenditures accounted for approximately 47.2% of our total TV direct sales program advertising expenditures and approximately 28.8% of our total TV direct sales program advertising minutes. In contrast, in 2010, our top five TV channels by total TV direct sales program advertising minutes accounted for approximately 60.3% of our total TV direct sales program advertising minutes and 39.6% of our total TV direct sales program advertising expenditures.

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

We rely significantly on EMS, and to a lesser extent, local delivery companies, to deliver our products sold by us to consumers and to collect related payments in connection with products delivered on a cash on delivery, or COD, payment method. EMS and local delivery companies made deliveries of products representing 59.3% and 29.8% of our direct sales gross revenues in 2008, 47.4% and 38.0% of our direct sales gross revenues in 2009, and 32.5% and 49.5% of our direct sales gross revenues in 2010. We are responsible for the delivery and handling fee regardless whether the delivery is successful.

General and Administrative Expenses

General and administrative expenses consist primarily of compensation and benefits for general management, finance and administrative personnel costs, depreciation and amortization with respect to equipment used for general corporate purposes, professional fees, leases, allowances for doubtful accounts and other expenses for general corporate purposes.

General and administrative expenses were $28.9 million in 2008, $31.2 million in 2009 and $25.4 million in 2010, which increases primarily reflect higher salaries and benefits for our employees and our research and development expenses in 2009, as well as the lower share-based compensation expenses and legal and other consultancy service fees incurred in 2010. The total amount of EMS-related accounts receivable written off in 2008, 2009 and 2010 was approximately $0.3 million in each year.

Impairment of Goodwill and Intangible Assets

Impairment losses of goodwill and intangible assets were $8.7 million, $15.2 million and nil in 2008, 2009 and 2010, respectively.

The increase in impairment losses of intangible assets in 2009 reflected primarily the impairment loss caused by (i) overall under-performance in the mobile handsets business of Yiyang Yukang and (ii) Yiyang Yukang’s change in business strategy to launching its proprietary “Uking” brand and changes incurred in the acquired distribution network. In addition, as result of the Yiyang Yukang intangible assets impairment charge, the Company reversed a $3.3 million deferred tax liability in 2009.

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

Taxation

We are incorporated in the Cayman Islands and are not subject to tax in this jurisdiction. Our subsidiaries China DRTV and Smooth Profit are incorporated in BVI and are not subject to tax in this jurisdiction. Our subsidiaries Bright Rainbow Investments Limited, MK AND T Communications Limited, Acorn Hong Kong Holdings Limited and U King Communication Equipment (Hong Kong) Limited are incorporated in Hong Kong and are subject to statutory income tax on their Hong Kong sourced income. Our other subsidiaries and affiliated companies are PRC companies. In addition to enterprise income tax, our PRC subsidiaries and affiliated companies are subject to a 17% value added tax, or VAT, on sales in accordance with relevant PRC tax laws. VAT taxes payable are accounted for through the balance sheet and do not have an income statement effect. The statutory income tax rate applicable to PRC companies is 25% for calendar years starting on or after January 1, 2008.

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

For 2008, 2009 and 2010, several of our PRC subsidiaries and affiliated companies benefited from the following special tax rates or incentives:

Shanghai Advertising registered in Pudong New District, Shanghai of the PRC, is subject to 18% Corporate Income Tax, or CIT, in 2008, 20% CIT in 2009 and 22% CIT in 2010 pursuant to the local tax preferential arrangement.

Acorn Information, registered in Pudong New District, Shanghai of the PRC, is subject to 22% CIT in 2010 pursuant to the local tax preferential arrangement.

Shanghai HJX, Acorn Electronic, Beijing Youngleda, Yiyang Yukang and Zhuhai Acorn, as foreign-invested manufacturing enterprises which are scheduled to operate for at least ten years, are entitled to a two-year exemption and three-year 50% reduction starting from the first profit making year after absorbing all prior years’ tax losses, which can be carried forward for five years (the “Tax Holiday”). Under the New EIT Law, enterprises not generating profits before 2008 are required to commence the Tax Holiday beginning January 1, 2008.

Acorn Information, as a recognized software company, is eligible for the Tax Holiday from 2005.

HZX Software, as a recognized software company, is eligible for the Tax Holiday from 2009.

We adopted the provisions of ASC740-10, “Income Taxes—Overall” (previously FASB Interpretation No. 48, “Accounting For Uncertainty in Income Taxes—an Interpretation of SFAS No. 109”). Based on our analyses under ASC740-10, we have made our assessment of the level of authority for each tax position (including the potential application of interest and penalties) based on the technical merits, and have measured the unrecognized benefits associated with the tax positions. As of December 31, 2008, 2009 and 2010, we had unrecognized tax benefits of approximately $3.1 million, $3.1 million and $3.1 million, respectively.

Results of Operations

The following table sets forth our consolidated statements of operations by amount and as a percentage of our total net revenues for 2008, 2009 and 2010:

	For the years ended December 31
	2008 (As restated)		2009		2010
	Amount	% of total revenues, net	Amount	% of total revenues, net	Amount	% of total revenues, net
	(in thousands, except for percentages)
Condensed Consolidated
Statements of Operations Data
Revenues:
Direct sales, net	$166,947	71.3%	$160,358	55.8%	$195,821	66.8%
Distribution sales, net	67,190	28.7%	127,228	44.2%	97,420	33.2%

Total revenues, net	234,137	100.0%	287,586	100.0%	293,241	100.0%

Cost of revenues:
Direct sales	83,301	35.6%	67,531	23.5%	106,990	36.5%
Distribution sales	37,326	15.9%	83,097	28.9%	74,732	25.5%

Total cost of revenues	120,627	51.5%	150,628	52.4%	181,722	62.0%

Gross profit	113,510	48.5%	136,958	47.6%	111,519	38.0%

Operating (expenses) income
Advertising expenses	(73,381)	(31.3)%	(61,048)	(21.2)%	(58,470)	19.9%
Other selling and marketing expenses	(38,317)	(16.4)%	(42,956)	(14.9)%	(43,377)	14.8%
General and administrative expenses	(28,926)	(11.9)%	(31,196)	(10.8)%	(25,434)	8.7%
Impairment of goodwill and intangible assets	(8,668)	(3.7)%	(15,248)	(5.3)%	—	—
Other operating income, net	5,039	2.2%	6,004	2.1%	2,977	1.0%

Total operating (expenses) income	(144,253)	(61.6)%	144,444	50.2%	(124,304)	42.4%

Loss from operations	(30,743)	(12.6)%	(7,486)	(2.6)%	(12,785)	4.4%

Other (expense) income	(667)	(0.3)%	1,651	0.6%	4,029	1.4%
Total income tax (expense) benefit	(5)	0.0%	2,539	0.9%	1,539	0.5%

Loss from continuing operations	(31,415)	(12.9)%	(3,296)	(1.1)%	(7,217)	2.5%
Income from discontinued operations, net of tax	8,274	3.5%	15,363	5.3%	—	—

Income from extraordinary items, net of tax	—	—	—	—	828	0.3%
Net income (loss)(1)	(23,141)	(9.4)%	12,067	4.2%	6,390	2.2%
Net income (loss) attributable to non-controlling interest	(3,629)	(1.5)%	(184)	(0.1)%	(20)	(0.0)%

Net income (loss) attributable to Acorn International, Inc	(26,770)	(11.4)%	11,883	4.1%	(6,409)	(2.2)%

	For the years ended December 31
	2008 (As restated)		2009		2010
	Amount	% of total revenues, net	Amount	% of total revenues, net	Amount	% of total revenues, net
	(in thousands, except for percentages)
(1) Includes share-based compensation of:
Other selling and marketing expenses	$(292)	(0.1)%	$(94)	(0.0)%	$—	—
General and administrative expenses	(4,176)	(1.8)%	(1,751)	(0.6)%	(215)	0.0%

The following table sets forth our three best-selling product lines on a gross revenues basis and as a percentage of total gross revenues for the indicated periods, together with a reconciliation to our net revenues for all products:

		2008			2009			2010
Product	Brand	Revenues	percentage	Rank	Revenues	percentage	Rank	Revenues	percentage	Rank
		(in thousands, except percentages and ranks)

Cell phone	Gionee, K-touch, U-King, Lenovo, Nokia & Konka	$56,242	24.0%	1	$61,277	21.3%	2	$125,074	42.7%	1
Electronic learning product	Ozing	$46,939	20.0%	2	$86,964	30.2%	1	$54,673	18.7%	2
Posture correction product	Babaka	$28,598	12.2%	3	—	—	—	—	—	—
Cosmetic Product	Aoya, Cobor, Dr Cell, Softto and CMM	—	—	—	$45,149	15.7%	3	$26,233	9.0%	3
Collectibles		—	—	—	—	—	—	—	—	—
Total top three		$131,779	56.2%		$193,390	67.2%		$205,980	70.4%
Other products revenues		$102,567	43.8%		$94,392	32.8%		$87,546	29.6%
Total gross revenues		$234,346	100%		$287,782	100%		$293,526	100%
Total sales tax		$(209)			$(196)			$(285)
Total revenues, net		$234,137			$287,586			$293,241

In evaluating the success of our overall sales and marketing efforts, we consider aggregate total sales through our integrated direct sales and nationwide distribution platforms, as well as the various payments generated by our joint sales arrangements. For example, distribution sales of our electronic learning product line benefit significantly from our TV direct sales programs and our TV brand promotion advertising. Some products, such as our consumer electronics products and collectibles, are sold primarily or exclusively through our direct sales platforms.

The following table sets forth our three best-selling product lines for our direct sales platforms and distribution network by gross revenues and as a percentage of applicable total direct gross revenues and total distribution gross revenues for the indicated periods, together with a reconciliation to net direct sales revenues and net distribution sales revenues:

		2008			2009			2010
Product	Brand	Revenues	percentage	Rank	Revenues	percentage	Rank	Revenues	percentage	Rank
		(in thousands, except percentages and ranks)
Direct Sales:
Cell phone	Gionee, K-touch, U-king, Lenovo, Nokia & Konka	$56,200	33.6%	1	$33,179	20.7%	2	$101,907	52.0%	1
Posture correction product	Babaka	$19,225	11.5%	3	—	—	—	—	—	—
Electronic learning product	Ozing	—	—	—	$21,862	13.6%	3	—	—	—
Cosmetics products	Aoya, Cobor, Dr Cell, Softto and CMM	$23, 399	14.0%	2	$44,182	27.5%	1	$26,110	13.3%	2
Collectibles		—	—	—	—	—	—	$18,040	9.2	3
Direct Sales-total top three		$98,824	59.1%		$99,223	61.8%		$146,057	74.5%
Other products revenues		$68,332	40.9%		$61,331	38.2%		$50,041	25.5%
Total gross revenues		$161,156	100%		$160,554	100%		$196,098	100%
Total sales tax		$(209)			$(196)			$(277)
Total revenues, net		$166,947			$160,358			$195,821

		2008			2009			2010
Product	Brand	Revenues	percentage	Rank	Revenues	percentage	Rank	Revenues	percentage	Rank
		(in thousands, except percentages and ranks)
Distribution Sales:
Electronic learning product	Ozing	$35,727	53.2%	1	$65,103	51.2%	1	$48,671	50.0%	1
Posture correction product	Babaka	$9,374	14.0%	3	—	—	—	—	—	—
Cell phone	Gionee, K-touch, U-king, Lenovo, Nokia & Konka	—	—	—	$28,098	22.1%	2	$23,168	23.8%	2
Electronic dictionary	Meijin	$13,897	20.7%	2	$18,223	14.3%	3	$14,859	15.3%	3
Distribution sales-total top three		$58,998	87.8%		$111,424	87.6%		$86,698	89.1%
Other products revenues		$8,192	12.2%		$15,804	12.4%		$10,730	10.9%
Total gross revenues		$67,190	100%		$127,228	100%		$97,428	100%
Total sales tax		$(0)			$(0)			$(8)
Total revenues, net		$67,190			$127,228			$97,420

Comparison of Years Ended December 31, 2008, December 31, 2009 and December 31, 2010

Revenues

Our total net revenues increased from $234.1 million in 2008 to $287.6 million in 2009 and to $293.2 million in 2010, or 22.8% in 2009 and 2.0% in 2010. The net increase of $5.6 million in total net revenues in 2010 primarily reflects an 207.1% increase in sales of our mobile handset through our direct sales platforms, partially offset by a 37.1% decrease in sales of our Ozing electronic learning products. In 2010, mobile handset products were our top product line in terms of percentage of total revenues, representing 42.7% of our total revenue. However, sales of our electronic learning products decreased from $87.0 million in 2009 to $54.7 million in 2010, primarily due to a slowdown in the electronic learning product market. Our other featured products in 2010 included our cosmetics products, health and wellness products and Meijin electronic dictionary products, which decreased $18.9 million, $0.1 million and $3.4 million, respectively, in 2010 as compared to 2009. The decrease in sales of our cosmetics products and our Meijin electronic dictionary was primarily due to our shifting business strategy to develop our proprietary branded cosmetic products and a slowdown in the electronic dictionary market. In addition, sales of our collectible products increased from $9.5 million in 2009 to $18.0 million in 2010, primarily as a result of the increased market demand.

The net increase of $53.5 million in total net revenues in 2009 primarily reflects the increased sales of our cosmetics products through our direct sales platforms, the strong sales performance of our Ozing electronic learning products through our direct TV and distribution network and the consolidation of Yiyang Yukang’s mobile handset sales into our financial results, partially offset by a decrease in our direct sales net revenues as a result of our lower advertising expenses and reduction in purchased TV advertising time. In 2009, sales of our electronic learning products, which became our top product line in terms of percentage of total net revenues, increased from $46.9 million in 2008 to $87.0 million in 2009, among which a $10.7 million increase was from our direct sales and a $29.4 million increase was from our distribution sales. This increase in sales in 2009 was primarily due to our pricing strategy to market several lower-priced products and to provide distributors higher sales discounts. In addition, sales of our electronic learning products through our distribution network benefitted from the advertising programs for our TV direct sales, as such programs helped strengthen brand recognition among customers. Sales of our cell phones increased to $61.3 million in 2009, compared to $56.3 million in 2008, reflecting $28.1 million in cell phone sales through the Yiyang Yukang distribution network offset by a $23.1 million decline in direct cell phone sales. The decline in our direct sales of cell phones primarily reflects intensified competition of TV direct sales of cell phone products in China. Our other featured products in 2009 consist of our cosmetics products, auto care products and Meijin electronic dictionary products, which increased $21.4 million, $5.0 million and $4.0 million, respectively, in 2009 compared to 2008. The increase in sales of our cosmetics products and our Meijin electronic dictionary was primarily due to the increased allocation to cosmetic products and the competitive pricings and our effective management of distribution network of our electronic dictionary products.

Direct sales net revenues decreased from $166.9 million in 2008 to $160.4 million in 2009 and increased to $195.8 million in 2010, or (3.9)% in 2009 and 22.1% in 2010. The net increase of $35.4 million in direct sales net revenues in 2010 primarily reflects our 207.1% increase in sales of mobile handsets, led by sales of the Gionee A320 model, which accounted for 42.7% of net revenues in 2010, offset by the decline in electronic learning products. Our top three direct sales products in 2010 were cell phone, cosmetics and collectibles, which accounted for $146.1 million, or 74.5%, of our direct sales net revenues in 2010. The net decrease of $6.5 million in direct sales net revenues in 2009 primarily reflects an overall decline in TV direct sales following a reduction in advertising expenditures and a $23.0 million decrease in sales of cell phones through our TV direct sales platform primarily due to intensified competition, partially offset by an increase of $13.8 million in non-TV direct sales from 2008. The increase in non-TV direct sales was primarily due to our third-party bank channel sales, which accounted for approximately 18.0% of our net revenues from direct sales in 2009, up from 7.9% in 2008. In 2009, direct sales net revenues also benefited from an increase in our conversion rate from 23.2% in 2008 to 31.0% in 2009. From a product mix perspective, our top three direct sales products in 2009 were cosmetics products, cell phones and electronic learning products, which accounted for $99.2 million, or 61.8%, of our direct sales net revenues in 2009. Our top three direct sales products in 2008 were cell phones, cosmetics products and posture correction product, which accounted for $98.8 million, or 59.1% of our direct sales net revenues, in 2008.

Distribution sales net revenues increased from $67.2 million in 2008 to $127.2 million in 2009 and decreased to $97.4 million in 2010, or 89.3% in 2009 and (23.4)% in 2010. The net decrease of $29.8 million in distribution sales net revenues in 2010 was primarily due to a 25.2% decrease in sales of our Ozing products as a result of a slowdown in the electronic learning products market. Our top three distribution sales products in 2010 were our electronic learning products, cell phones and electronic dictionary products, which accounted for $86.7 million, or 89.1%, of our distribution sales gross revenues in 2010. The net increase of $60.0 million in distribution sales net revenues in 2009 was primarily due to the strong sales performance of our Ozing electronic learning products, with sales of Ozing electronic learning products generating revenues of $65.1 million in 2009 compared to $35.7 million in 2008, and the consolidation of Yiyang Yukang’s mobile handsets sales into our financial results. This increase in sales of Ozing electronic learning products through our distribution platform in 2009 was primarily due to our pricing strategy to market several lower-priced products and to provide distributors higher sales discounts. In addition, sales of our electronic learning products through our distribution network benefitted from the advertising programs for our TV direct sales, as such programs helped strengthen brand recognition among customers. From a product mix perspective, our top three distribution sales products in 2009 were our Ozing electronic learning product, cell phones and Meijin electronic dictionary, which accounted for $111.4 million, or 87.6% of our distribution sales gross revenues in 2009. Our top three distribution sales products in 2008 were our Ozing electronic learning product, Meijin electronic dictionary and Babaka posture correction products, which accounted for $59.0 million, or 87.8%, of our distribution sales gross revenues in 2008.

Cost of Revenues

Our cost of revenues is primarily dependent upon the mix of products and units sold during the relevant period.

Total cost of revenues increased from $120.6 million in 2008 to $150.6 million in 2009 and increased to $181.7 million in 2010. As a percentage of total net revenues, total cost of revenues was 51.5%, 52.4% and 62.0% in 2008, 2009 and 2010, respectively. The overall increase in cost of revenues in 2010 was primarily driven by a 104.1% increase in the sales of our mobile handset products, which generally have higher product costs, as well as the write down in inventory as we adjusted our inventory estimate based on our current requirement. The overall increase in cost of revenues in 2009 was primarily driven by the increased costs for distribution sales, reflecting a 8.9% increase in cell phone sales that generally have higher products costs.

Direct sales cost of revenues decreased from $83.3 million in 2008 to $67.5 million in 2009 and increased to $107.0 million in 2010, or (19.0)% in 2009 and 58.4% in 2010. The fluctuations in 2009 and 2010 primarily reflect the respective sales volumes of our cell phone products in those periods, as mobile handsets generally have higher product costs. The decrease in 2009 also reflected the higher sales volume of cosmetics products in 2009, as cosmetic products generally have lower product costs.

Distribution cost of revenues increased from $37.3 million in 2008 to $83.1 million in 2009 and decreased to $74.7 million in 2010, or 122.8% in 2009 and (10.1)% in 2010. The decrease in 2010 primarily reflected the decreased sales of our Ozing products, offset by the increased sales of our mobile handsets. The increase in 2009 primarily reflects the consolidation of Yiyang Yukang’s cost of revenues relating to cell phones, which have high product costs, into our financial results.

Gross Profit and Gross Margin

The following table sets forth gross profits and gross margins (being gross profit divided by the related net revenues) for our direct sales and distribution sales platforms:

	For the years ended December 31,
	2008		2009		2010
	Gross profit	Gross margin	Gross profit	Gross margin	Gross profit	Gross margin
	(in U.S. dollars)
Direct sales, net	$83,646,739	50.1%	$92,826,982	57.9%	$88,830,925	45.4%
Distribution sales, net	29,863,732	44.4%	44,130,740	34.7%	22,687,761	23.3%

Total	$113,510,471	48.5%	$136,957,722	47.6%	$111,518,686	38.0%

Changes in our gross margins from period to period are driven by changes in the products that we sell and the platforms through which we sell them.

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

In addition to product mix-related variations, the difference between the sales price charged by us to our TV direct sales customers and what we charge our distributors for the same product accounts for a large portion of the difference in gross margins on direct sales and on distribution sales.

Total gross profits increased from $113.5 million in 2008 to $137.0 million in 2009 and decreased to $111.5 million in 2010, or 20.7% in 2009 and (18.6)% in 2010. The $25.5 million decrease in total gross profits in 2010 reflects a 104.1% increase in sales of mobile handset products, which generally have higher product costs. Our three best-selling product lines in 2010, our cell phones, electronic learning products and cosmetics product lines, collectively accounted for approximately 70.3% of our gross profit for the same period. The $23.5 million increase in total gross profits in 2009 reflects a $9.2 million increase in direct sales gross profits and a $14.3 million increase in distribution sales gross profits, due primarily to increased sales in our higher margin cosmetics products, which accounted for 24.8% of our gross profits in 2009, compared to 16.7% in 2008. Our three best-selling product lines in 2009, electronic learning products, cell phones and cosmetic products, collectively accounted for approximately 69.2% of our gross profit for the same period. Our overall gross margin decreased from 48.5% in 2008 to 47.6% in 2009 and to 38.0% in 2010. The gross margin decrease in 2010 was primarily due to the increased sales of our cell phone products, which generally have lower profit margins. The gross margin decrease in 2009 was primarily due to our increased sales of lower margin mobile handsets from the consolidation of sales of Yiyang Yukang, as well as margin compression of Ozing and Meijin products due primarily to increased discounts provided to distributors and increased flash memory costs beginning in the third quarter of 2009.

The $4.0 million, or 4.3% decrease in gross profits from direct sales in 2010 primarily reflects the higher sales of cell phone products which have lower profit margin. The $9.2 million, or 11.0% increase, in gross profits from direct sales in 2009 reflects increased sales of our higher margin cosmetics products.

Gross margin on direct sales increased from 50.1% in 2008 to 57.9% in 2009 and decreased to 45.4% in 2010. The decrease in gross margin on direct sales in 2010 was primarily due to a shift in product mix to include more cell phone sales, a decrease in gross margin for cosmetics and an increase in lower margin non-TV direct sales. The increase in gross margin on direct sales in 2009 was primarily due to increased sales of our cosmetics products.

The $21.4 million decrease in gross profits from distribution sales in 2010 primarily reflects the decreased sales of electronic learning products. The $14.3 million increase in gross profits from distribution sales in 2009 primarily reflects the consolidation of gross profits of Yiyang Yukang.

Gross margin on distribution sales decreased from 44.4% in 2008 to 34.7% in 2009 and to 23.3% in 2010 due primarily to a lower gross margin for Ozing as a result of increased discounts to distributors and a more strict inventory provision taken in the fourth quarter of 2010. The decrease in gross margin on distribution sales in 2009 was primarily due to the consolidation of Yiyang Yukang in 2009, as well as margin compression of Ozing and Meijin products, due primarily to increased discounts provided to distributors and increased flash memory costs beginning in the third quarter of 2009.

Operating (Expense) Income

Our total operating (expense) income increased from $144.3 million in 2008 to $144.4 million in 2009 and decreased to $124.3 million in 2010. Of the total decrease in 2010, $2.6 million was attributable to the decrease in advertising expenses; $5.8 million reflected the decrease in general and administrative expenses; and $15.2 million reflected the decrease in impairment charges of goodwill and intangible assets. These decreases were partially offset by a $0.4 million increase in other selling and marketing expenses and $3.0 million decrease in other operating income, net. Of the total increase in 2009, $4.7 million was attributable to increase in other selling and marketing expenses; $2.3 million reflected an increase in general and administrative expenses; and $6.6 million reflected an increase in impairment charges of goodwill and intangible assets. These increases were offset by a $12.3 million decrease in advertising expenses and a $1.0 million increase in other operating income, net. Total operating expense, as a percentage of total net revenue, decreased from 61.6% in 2008 to 50.2% in 2009 and to 42.4% in 2010.

Advertising Expenses

Our advertising expenses decreased from $73.4 million in 2008 to $61.0 million in 2009 and to $58.5 million in 2010. As a percentage of total net revenues, advertising expenses decreased from 31.3% in 2008 to 21.2% in 2009 and to 19.9% in 2010. The overall decrease in advertising expenses in 2010 primarily reflects our goal to achieve higher media efficiency. The overall decrease in advertising expenses in 2009 primarily reflects our strategy to improve media efficiency by reducing the fixed portion of advertising spending.

Advertising expenses related to purchased TV direct sales advertising time decreased from $59.2 million in 2008 to $51.3 million in 2009 and to $46.5 million in 2010, or (13.3)% in 2009 and (9.3)% in 2010. The decrease in purchased TV advertising expenses in 2009 and 2010 reflects our reduced amount of TV advertising time and the increasing percentages of sales generated from and advertising expenditure in our other direct sales platforms, including third-party bank channel, catalogs and Internet sales.

Other Selling and Marketing Expenses

Our other selling and marketing expenses increased from $38.3 million in 2008 to $43.0 million in 2009 and to $43.4 million in 2010, or 12.3% in 2009 and 1.0% in 2010. Our other selling and marketing expenses as a percentage of total net revenues were 16.4%, 14.9% and 14.8% in 2008, 2009 and 2010, respectively. The increase in other selling and marketing expenses is generally attributable to the growth of our direct sales platform and reflects increasing expenditures in advertising production, deliveries, and salaries and commissions for our call center personnel. The increase in 2010 primarily relates to increased expenses for printing catalogs and delivery costs for our catalog sales. The increase in 2009 primarily relates to increased amortization of acquired intangible assets as a result of the acquisition of Yiyang Yukang and increased delivery charges related to our direct sales and distribution sales.

General and Administrative Expenses

Our general and administrative expenses increased from $28.9 million in 2008 to $31.2 million in 2009 and decreased to $25.4 million in 2010, or 7.9% in 2009 and (18.5)% in 2010. Our general and administrative expenses as a percentage of total net revenues was 12.4%, 10.8% and 8.7% in 2008, 2009 and 2010, respectively. Of the total $5.8 million decrease in general and administrative expenses in 2010, $1.8 million was attributable to a decrease in litigation expenses, $1.5 million was attributable to a decrease in share based compensation expenses, $1.2 million was attributable to a decrease in consulting service expenses. Of the total $2.3 million increase in 2009, $2.5 million was attributable to an increase in bad debt, $2.1 million was attributable to an increase in research and development costs, $1.3 million was attributable to an increase in employee payroll, partially offset by a $5.5 million decrease in bad debt provision and a $2.4 million decrease in share based compensation costs. The increase in bad debt provision was primarily related to the shared advertising expenses receivable from one of our joint sales partners.

Impairment of Goodwill and Intangible Assets

We did not record any impairment losses of intangible assets for the full year 2010.

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

Other Operating Income, Net

Other operating income, net was $5.0 million, $6.0 million and $3.0 million, in 2008, 2009 and 2010, respectively. A majority of other operating income, net in those periods related to our receipt of subsidies from local government agencies for certain taxes paid, including value-added, business and income taxes. We may not be able to enjoy such government subsidies in the future. See Item 3.D, “Key Information—Risk Factors—The discontinuation of any of the preferential tax treatments and government subsidies available to us in the PRC could materially and adversely affect our results of operations and financial condition”. Other operating income, net also includes miscellaneous commission income.

Loss from Operations

Loss from operations decreased from $30.7 million in 2008 to $7.5 million in 2009 and increased to $12.8 million in 2010. As a percentage of total net revenues, loss from operations decreased from 13.1% in 2008 to 2.6% in 2009 and increased to 4.4% in 2010. In 2009, we recognized impairment losses of intangible assets in an aggregate amount of $15.2 million compared to impairment losses of goodwill and intangible assets of $8.7 million in 2008. We did not recognize such impairment losses in 2010. In addition, we recognized $0.2 million in share-based compensation charges compared to $1.8 million in 2009 and $4.5 million in 2008.

Other (Expenses) Income

Other (expenses) income was $(0.7) million, $1.7 million and $4.0 million, in 2008, 2009 and 2010, respectively. In 2008, 2009 and 2010, other expenses income included $2.1 million, $1.5 million and $1.3 million, in interest income, and $(2.2) million, $0.4 million and $3.4 million in investment gain (loss) respectively.

In 2009, we recorded a $1.3 million loss in investment gain (loss) due to the change in fair value of the embedded derivative in our investment in an index-linked structured note, compared to a loss of $3.3 million in 2008. See “Item 5.B. Critical Accounting Policies—Derivative Instruments” for details.

Income Tax (Expense) Benefit

We had a net tax expense of $4,968 in 2008, a net tax benefit of $2.5 million in 2009 and a net tax benefit of $1.5 million in 2010. Because of various special tax rates and incentives in China, our taxes have been relatively low. Our effective income tax rate for 2008, 2009 and 2010 was 0%, 44% and 18%, respectively.

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

Accordingly, the discontinued operations were retrospectively reflected for all the years presented in our consolidated statements of operations. The following shows summarized operating results reported as discontinued operations for the years ended December 31, 2008, 2009, and 2010:

	Years ended December 31,
	2008	2009	2010
Net revenues	$16,530,024	$7,447,940	—

Income from discontinued operations before income taxes	$9,036,863	$841,559	—
Gain on disposition of discontinued operations	—	16,366,355	—
Income tax expenses	(763,234)	(1,845,225)	—

Income from discontinued operations	$8,273,629	$15,362,689	—

Income from discontinued operations in 2009, which represents income generated from Shanghai Yimeng, net of tax, in the six months ended June 30, 2009 before our deconsolidation, was $15.4 million and excluding gain on deconsolidation, was $1.0 million, as compared to $8.3 million in 2008.

Income from extraordinary items, net of tax

We recorded an income from extraordinary items of $0.8 million in 2010, which reflects an extraordinary gain in 2010 as a result of a reversal of the business combination liability as no earn-out payment in relation to the acquisition of Yiyang Yukang was made in 2010.

Net Income Attributable to Non-controlling Interests

Net income attributable to non-controlling interests consist of the 49% or less outside ownership interests in our majority-owned subsidiaries. In 2008, 2009 and 2010, the non-controlling interests totaled $3.6 million, $0.2 million and $19,589, respectively, primarily reflecting net income generated by Shanghai Yimeng, which ceased to be our subsidiary since June 2009.

Net Income (Loss) Attributable to Acorn International, Inc

As a result of the foregoing, net income increased from a $26.8 million net loss in 2008 to $11.9 million in net income in 2009 and a net loss of $6.4 million was recorded in 2010. As a percentage of total net revenues, net income (loss) was 11.4%, 4.1% and (2.2)% in 2008, 2009 and 2010, respectively.

B. Liquidity and Capital Resources

	For the years ended December 31,
	2008	2009	2010
	(in thousands)
Cash and cash equivalents	$147,648.8	$142,952.9	$91,667.4
Net cash provided by operating activities	20,858.9	27,804.6	1,981.7
Net cash used in investing activities	(12,567.5)	(24,297.0)	(7,489.3)
Net cash used in financing activities	(15,915.6)	(8,227.4)	(49,243.7)

Operating Activities

As of December 31, 2010, we had $91.7 million in cash and cash equivalents. Net cash provided by operating activities increased from $20.9 million in 2008 to $27.8 million in 2009 and decreased to $2.0 million in 2010. These amounts were adjusted for non-cash items such as share-based compensation, goodwill and intangible assets impairment losses, gain or loss on change in fair value of derivative assets, depreciation and amortization and changes in various assets and liabilities such as accounts receivables, inventories, prepaid advertising and other expenses and other current assets and accounts payable. The decrease in 2010 was primarily attributable to our net loss in 2010. The increase in 2009 was primarily attributable to our net income from our discontinued operations.

Share-based compensation, a non-cash expense, totaled $4.5 million in 2008, $1.8 million in 2009 and $0.2 million in 2010.

Impairment losses of intangible assets for the full year 2009 reflected a $15.2 million of impairment loss on intangible assets. In the fourth quarter of 2009, some impairment indicators including overall under-performance in the mobile handsets business, and Yiyang Yukang’s change in business strategy to launching proprietary “Uking” brand and changes incurred in the acquired distribution network, were noted and we evaluated our long-lived assets for impairment. As a result of the evaluation, we recorded a $15.2 million impairment charge on our other intangible assets during the fourth quarter of 2009 to write down these balances to their fair values. Impairment losses of goodwill and intangible assets in 2008 were $8.7 million, which consisted of $1.1 million of impairment loss on intangible assets and $7.6 million of impairment loss on goodwill referred to our net loss position and changes in circumstances that indicate the carrying amount of our goodwill and intangible assets may not be recoverable. We do not have such impairment loss in 2010. In addition, we had a loss on change in fair value of derivative assets of $1.3 million in 2009, compared with a loss of $3.3 million in 2008.

Investing Activities

Investing activities include purchases of property and equipment, purchases of equity investments in connection with establishment of joint ventures, acquisition of equity interest in a subsidiary, purchases of intangible assets and purchase and disposal of investments in structured notes. Net cash used in investing activities was $12.6 million, $24.3 million and $7.5 million, in 2008, 2009 and 2010, respectively. Net cash used in investing activities in 2010 reflects our construction of our factory and warehouse in Qingpu and purchase of long term assets, property and equipment, partially offset by sale of investment in Shanghai Yimeng. Net cash used in investing activities in 2009 reflected the deconsolidation of Shanghai Yimeng at $23.6 million in cash, our purchase of property and equipment for $3.1 million and $3.9 million investment in affiliates, partially offset by our redemption of one structure note for $10.0 million. In 2007, we purchased two structured notes for $10.0 million each, which we mark-to-market. Net cash used in investing activities in 2008 reflects expenditures used in the acquisition of subsidiary for $7.0 million and in purchase of property and equipment for $2.9 million.

Financing Activities

Financing activities include proceeds from issuance of capital and stock redemptions, exercise of stock options and SARs, capital contribution from non-controlling interest, as well as the earn-out payment in respect of 2008 and the first quarter of 2009 we made in connection with our acquisition of Yiyang Yukang. In 2010, our net cash used in financing activities was primarily due to our dividend payment in the amount of $49.8 million. For 2009, we used $2.3 million to repurchase 639,266 of our outstanding ADSs and paid out $6.7 million as first earn-out payment in connection with our acquisition of Yiyang Yukang. For 2008, we used $16.4 million to repurchase 1,949,747 of our outstanding ADSs.

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

Capital Expenditures

Our capital expenditures totaled $2.9 million, $3.1 million and $6.3 million, in 2008, 2009 and 2010, respectively. Our capital expenditures consisted principally of the purchases and construction of property and equipment, investments in buildings related to expansions and upgrades to our call centers and offices and purchases of management information systems. In 2008, our capital expenditures primarily consisted of office decoration of two floors (approximately 3,900 square meters) of a building located on Tianlin Road, Shanghai which we purchased as office space pursuant to a purchase agreement executed in September 2007 for RMB51.5 million. During the first quarter of 2009, we obtained a fifty-year land use right of a piece of land in Qingpu district of Shanghai for aggregate consideration of RMB51.2 million (approximately $7.5 million). We use the land to establish a warehouse and a factory for manufacturing our proprietary branded products. In 2010, our capital expenditure primarily reflected the construction of our new warehouse and factory in Qingpu district. The construction has been completed and we are conducting various completion inspections.

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

Revenue Recognition

We recognize net revenue for sales through our direct sales platforms upon delivery of the products to, and acceptance by, our customers (“F.O.B Destination”). These revenues are recognized net of sales tax incurred. We rely significantly on China Express Mail Service Corporation (“EMS”) and local delivery companies to deliver products sold through our direct sales platforms. It generally takes one to seven days for a product to be delivered by EMS and local delivery companies, with these companies regularly reporting to us product delivery status. For unsuccessful deliveries, EMS and local delivery companies are required to return the undelivered products to us. It generally takes EMS two to three weeks, and local delivery companies seven days, to return the undelivered products to us. Direct sales revenues are adjusted in the current accounting period based on actual unsuccessful product deliveries experience reported by EMS and local delivery companies.

Our customer loyalty program for direct sales includes coupon discounts and membership points. We net the cost of these promotional activities against revenue at the time revenue is recorded. We use historical trend experience to accrue costs associated with cash coupon discounts and membership points. In 2008, 2009 and 2010, the costs associated with cash coupon discounts and membership points were insignificant.

Pursuant to joint sales arrangements, we generate direct sales revenues from the sale of a featured product through our TV direct sales programs. Our joint sales partner also sells the featured product through its own distribution channels. In exchange for the sales support provided by our TV direct sales programs, we also receive additional payments based on sales through our sales partners’ own distribution channels. These payments are recorded as a reduction to cost of direct sales revenues via a reduction in the purchase price of the products purchased by us from our sales partners, similar to a vendor rebate. Payments received from our joint sales partners to share a portion of the related TV advertising expense under certain joint sales arrangements are recorded as a reduction to our TV advertising expense.

We recognize net revenues for products sold through our nationwide distribution network when products are delivered to and accepted by our distributors (“F.O.B. Destination”). In most cases, the distributors are required to pay in advance for our products. Some distributors are given customary credit terms within the industry based on their creditworthiness. The distributor agreements do not provide discounts, chargebacks, price protection and stock rotation rights. However, certain distributor agreements provided performance-based cash rebates which were net against revenue at the time revenue was recorded. Accordingly, we record the revenues when products are delivered to and accepted by the distributors as there are no future remaining obligations. In 2008, 2009 and 2010, the costs associated with cash rebates were insignificant.

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

In 2008, as a result of reduced expectations of future cash flows from certain identified intangible assets, the Group determined that a distribution network was not recoverable and consequently recorded an intangible asset impairment charge of $1.1 million for the distribution network.

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

The Group did not record any impairment charges of long-lived assets for the year 2010.

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

In 2007, we purchased two index-linked structured notes from two banks for a principal of $10 million each. We redeemed one structured note in 2009. The remaining note (the “structured note”) matures in August 2019 and has a variable interest rate that is computed based on the number of days in which both the 3-month USD-LIBOR-BBA and the Nikkei 225 indices are above or within the respective stated ranges. The structured note contains an available-for-sale debt host security and an embedded derivative instrument that are reported within the same line on our consolidated balance sheets at the estimated fair value of the note. The embedded derivative is bifurcated from the host contract for separate accounting and is measured at fair value initially and at the end of each reporting period. The debt host is accounted for as an available-for-sale security. The discount arising from bifurcation of the embedded derivative is amortized through interest income over the term of the structured note using effective interest method. The net unrealized losses of the available-for-sale debt host security are recognized as accumulated other comprehensive income in equity unless there is a decline in fair value below cost that we consider as other-than-temporary, in which case the amount of the decline would be recognized as a loss and reflected in our statements of operations. The changes in fair value of the embedded derivative is recognized in earnings in the period such changes occur.

As of December 31, 2009 and 2010, the estimated fair value of the structured note was $6.6 million and $7.1 million, respectively. For initial recognition of the structured note, the allocation of the estimates of the fair value of the note to the embedded derivative and the debt host is based on the “with and without” method. Subsequent to the initial recognition, the embedded derivative and the debt host are each measured at fair value using appropriate valuation methodology, with any changes in the fair value of the embedded derivative and the debt host recorded in earnings and accumulated other comprehensive income or loss, respectively. We determined the fair value of the structured note using a discounted cash flow projection on principal and interest based on assumptions supported by, derived or implied from quoted market prices or rates, adjusted for the specific features of this instrument. The fair value of the structured note including the embedded derivative was measured using estimates and assumptions including comparable bonds issued by the same issuer, risk-free interest rates, global banking industry bond yield curve, data on the indices, volatilities and dividend yield. Some of the inputs of significant estimates and assumptions are unobservable. Changes in management estimates to the unobservable inputs in our valuation models would change the valuation of the investment. The embedded derivative was valued at $0.7 million and $0.8 million as of December 31, 2009 and 2010, respectively. In 2008, 2009 and 2010, we recorded losses of $3.3 million and $1.3 million and a gain of $0.2 million due to changes in fair value of the embedded derivative, which were included in other income (expense) in our consolidated statements of operations.

Impairment of Available-for-Sale Securities

Available-for-sale securities are presented at fair value on our balance sheet, with gains and losses recorded to accumulated other comprehensive income (loss) until realized. We determine the realized gains and losses on sales of available-for-sale securities using the specific identification cost method. Available-for-sale securities are subject to a periodic impairment review to determine if the investment is other-than-temporarily impaired, in which case we would write down the investment to its fair value and establish that amount as its new cost basis. The new cost basis will not be changed for subsequent recoveries in fair value. We review several factors to determine whether a loss is other-than-temporary. These factors include, but are not limited to, the: (1) nature of the investment; (2) cause and duration of the impairment; (3) extent to which fair value is less than cost; (4) financial conditions and near term prospects of the issuers; and (5) our ability to hold the security for a period of time sufficient to allow for any anticipated recovery of its amortized cost or fair value.

On April 1, 2009, we adopted an amendment to ASC 320-10, “Investments in Debt and Equity Securities—Overall” (previously FASB Staff Position FAS 115-2 and 124-2), regarding the other-than-temporary impairment model for debt securities. The amended guidance requires that we recognize other-than-temporary impairment in earnings if we have the intent to sell the debt security or if it is more-likely-than-not that we will be required to sell the debt security before recovery of its amortized cost basis. Additionally, we are required to evaluate expected cash flows to be received and determine if credit-related losses on debt securities exist, which are considered to be other-than-temporary impairment recognized in earnings. We determined that credit-related losses with respect to the structured note debt host were insignificant and did not recognize credit-related losses in earnings or make any adjustments to the cumulative net unrealized loss of $80,058 included in accumulated other comprehensive income in the consolidated balance sheet on the date of the adoption.

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

Share-based Compensation

The costs of share-based payments are recognized in our consolidated financial statements based on their grant-date fair value over the requisite service period. Except for the options granted in May 2009 for which the binomial option pricing model is used, we determine fair value of our share options and share appreciation rights as of the grant date using the Black-Scholes-Merton option pricing model. We make a number of assumptions in determining the grant-date fair value including the maturity of the options, the expected volatility of our future ordinary share price, the risk free interest rate and the expected dividend rate. The fair value of our restricted share units is based on the quoted market price of our ADS on the grant date. Determining the value of our share-based compensation expense in future periods also requires the input of highly subjective assumptions around estimated forfeitures. We estimate our forfeitures based on past employee retention rates, our expectations of future retention rates, and we will prospectively revise our forfeiture rates based on actual history.

Allowance for Doubtful Accounts

We maintain allowances for doubtful accounts primarily based on the age of receivables and factors surrounding the credit risk of specific customers. If there is a deterioration of a major customer’s creditworthiness or actual defaults are higher than our historical experience, we may need to maintain additional allowances.

Income taxes

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more-likely-than-not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on the characteristics of the underlying assets and liabilities, or the expected timing of their use when they do not relate to a specific asset or liability.

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

C. Research and Development

We spent $0.8 million, $2.2 million and $1.9 million, on research and development in 2008, 2009 and 2010, respectively. The research and development expenses in 2010 was primarily due to our investment in research and development of our electronic learning product and electronic dictionary product lines.

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2008 to December 31, 2010 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Off-Balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of third parties. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or that engages in leasing, hedging or research and development services with us.

F. Tabular Disclosure of Contractual Obligations

A summary of our contractual obligations at December 31, 2010 is as follows:

	Payments due by period
Contractual obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating leases*	$4,380,071	$1,967,209	$2,006,268	$371,865	$34,729
Advertising commitments**	41,862,184	41,862,184	—	—	—

Total	$46,242,255	$43,829,393	$2,006,268	$371,865	$34,729

*	Operating leases are for office premises and buildings.
**	Contractual advertising commitments, of which $8,318,968 were prepaid as of December 31, 2010.

G. Recently Issued Accounting Pronouncements

In January 2010, the FASB issued ASU 2010-06, “Fair Value Measurements and Disclosures (Topic 820)—Improving Disclosures about Fair Value Measurements”. The ASU 2010-06 amends ASC 820 (formerly SFAS 157) to add new requirements for disclosures about (1) the different classes of assets and liabilities measured at fair value, (2) the valuation techniques and inputs used, (3) the activity in Level 3 fair value measurements, and (4) the transfers between Levels 1, 2, and 3. The guidance in the ASU 2010-06 is effective for the first reporting period beginning after December 15, 2009, the adoption of which did not have a material impact on our financial statements except for the requirement to provide the Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. In the period of initial adoption, entities will not be required to provide the amended disclosures for any previous periods presented for comparative purposes. However, those disclosures are required for periods ending after initial adoption. Early adoption is permitted. We do not expect the adoption of the Level 3 guidance of this ASU 2010-06 to have a significant impact on our consolidated financial statements.

In April 2010, the FASB issued ASU 2010-13, “Compensation—Stock Compensation (Topic 718): Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades”. The objective of this ASU 2010-13 is to address the classification of an employee share-based payment award with an exercise price denominated in the currency of a market in which the underlying equity security trades. FASB Accounting Standards Codification Topic 718, Compensation—Stock Compensation, provides guidance on the classification of a share-based payment award as either equity or a liability. A share-based payment award that contains a condition that is not a market, performance, or service condition is required to be classified as a liability. ASU 2010-13 clarifies that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades should not be considered to contain a condition that is not a market, performance or service condition. Therefore, an entity would not classify such an award as a liability if it otherwise qualifies as equity. This ASU is effective for fiscal years and interim periods within those fiscal years, beginning on or after December 15, 2010. We do not expect the adoption of this ASU 2010-13 will have a significant impact on our consolidated financial statements.

In December 2010, the FASB issued ASU 2010-29, “Disclosure of Supplementary Pro Forma Information for Business Combinations”. This ASU 2010-29 specifies that if a public company presents comparative financial statements, the entity should only disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period. ASU 2010-29 is effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010, with early adoption permitted. The adoption of ASU 2010-29 will not impact our financial position, results of operations, or cash flows.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth certain information relating to our directors and executive officers as of the date of this annual report. The business address of each of our directors and executive officers is 18/F, 20th Building, 487 Tianlin Road, Shanghai 200233, People’s Republic of China.

Name	Age	Position/Title
Robert W. Roche	48	Chairman of the board of directors
Don Dongjie Yang	43	Director, chief executive officer, president
Andrew Y. Yan	53	Director
Jun Ye	35	Independent Director
Jing Wang	46	Independent Director
William Liang	53	Independent Director

Robert W. Roche is a co-founder and chairman of the board of directors of our company. He is also the co-founder and chairman of Oak Lawn Marketing, Inc., a Japan-based company that engages in the TV home shopping business. Mr. Roche is a founding member of the American Business Community of Nagoya. He is also the first governor from Chubu of the American Chamber of Commerce in Japan. Mr. Roche currently also serves on the board of Redhorse Automotive and is the vice chairman of the American Chamber of Commerce in Shanghai. Mr. Roche received his bachelor’s degree in Economics and Japanese Studies from Illinois State University in 1985 and a J.D. degree from the University of Denver in 1988.

Don Dongjie Yang is a co-founder, director, the president and was recently reappointed chief executive officer of our company. Mr. Yang previously served as our chief executive officer before 1999. Prior to co-founding our company in 1998, Mr. Yang was a partner of J&J Partners from 1996 to 1997. He also acted as general manager of Bei Shang Printing Co., Ltd. from 1993 to 1995. Mr. Yang studied Law at Peking University from 1986 to 1989.

Andrew Y Yan is a director of our company. He is also the managing partner of SAIF Partners III & IV, SB Asia Investment Fund II L.P., and president & executive managing director of Softbank Asia Infrastructure Fund. Before Joining SAIF in 2001, Mr. Yan was a managing director and the head of the Hong Kong office of Emerging Markets Partnership from 1994 to 2001. From 1993 to 1994, he was the director responsible for strategic planning and business development for the Asia Pacific region at Sprint International Corporation. For 1990 to 1993, he worked in the World Bank and the Hudson Institute as an economist and research fellow respectively in Washington DC. From 1984 to 1986, he was a research fellow at the State Commission for Economic Restructuring of the State Council of China. From 1982 to 1984, he was the Chief Engineer at the Jianghuai Airplane Corp.. Mr. Yan was voted by the China Venture Capital Association as “The Venture Investor of the Year” in both 2004 and 2007. He was also selected as one of the “Fifty Finest Private Equity Investors in the World” by the Private Equity International in 2007; “No 1 Venture Capitalist of the Year” by Forbes (China) in 2008 and 2009. He was the “Venture Capital Professional of the Year” by Asia Venture Capital Journal in 2009. Mr. Yan is the Independent Non-executive Director of China Resources Land Ltd. and Fosun International Ltd; Non-executive Director of Digital China Holdings Ltd., MOBI Development Co., Ltd, NVC Lighting Holding Limited and Huiyuan Juice Group Limited. He is also an Independent Director of Giant Interactive Group Inc.; and Director of ATA Inc., Global Education & Technology Group Limited and Eternal Asia Supply Chain Co. Ltd. (all 10 companies are listed in the Hong Kong Stock Exchange, NYSE, NASDAQ or Shenzhen Stock Exchange). He also holds directorship in several SAIF portfolio companies. Mr. Yan received a master of arts degree from Princeton University as well as a bachelor’s degree in Engineering from the Nanjing Aeronautic Institute in the PRC.

Jun Ye is an independent director of our company. Mr. Ye is the founder and executive director of Yi Star Investment Ltd since 2009, and chairman of Jiangsu Wing Star Investment and Development Co. Ltd from 2004 to 2009. In the past 6 years, his investment companies have been actively participating in the growth capital investment, pre-IPO investment, and reverse merger operation with many successful investments including Ambow Education, Accord Pharma, GCL-Poly Energy, China Energy Development and Inbank Media. Before founding of Wing Star, Mr. Ye was a sales director of Sanum—Kehlbeck Pharmaceutical Co. Ltd from 1999 until 2004, in charge of China mainland sales operation. Prior to that, Mr. Ye worked in Jiangsu Branch of China Construction Bank from 1995 to 1999. Mr. Ye holds a B.A. of Economics from School of Business Nanjing University and an MBA degree from Columbia Business School.

Jing Wang is an independent director of our company. Mr. Wang currently serves as VP of engineering at Baidu Inc., a leading Chinese language internet search provider, where he is responsible for engineering strategies in the areas of infrastructure, mobile and monetization. From 2006 to 2010, Mr. Wang served as site director of Google China in Shanghai where he was a key member of the cross-functional senior management team responsible for setting monetization strategies and priorities in China. Mr. Wang was general manager of eBay China Development Center from July 2004 until August 2006. Mr. Wang holds a master’s degree in computer science from the University of Science and Technology of China and a master’s degree in computer science from the University of Florida.

William Liang is an independent director of our company. Mr. Liang is currently Chief Representative of Reuters Transaction Services Ltd. in Beijing. Since 2008, Mr. Liang has been serving as Director of the Board of J.P. Morgan Futures Co. Ltd. in China. Prior to that, Mr. Liang worked in the Foreign Commercial Service and several multi-national corporations such as Alcoa and United Technologies. Holder of a B.A. degree and MBA degree from University of Massachusetts, Mr. Liang has over ten years of financial services industry and extensive China experience in business development, strategic and business planning, management and corporate governance.

B. Compensation

Compensation of Directors and Executive Officers

In 2010, the aggregate cash compensation earned by our executive officers, including all of our directors, was approximately $3.2 million. For information regarding options granted to officers and directors, see

“—Equity Incentive Plans”. We do not pay or set aside any amounts for pensions, retirement or other benefits for our officers and directors.

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

On May 1, 2009, we granted stock options with respect to 900,000 of our ordinary shares under the 2006 Plan to the management of Yiyang Yukang. Each of these options has an exercise price of $2 per share and vest as to approximately 33% of these options on the grant date and the remaining approximately 67% of these options vest in two years depending on the performance of Yiyang Yukang in 2009 and 2010. As Yiyang Yukang’s performance in 2009 and 2010 fell short, approximately 67% of these options have been forfeited.

On May 11, 2010, we granted Restricted Share Units, RSUs, with respect to 360,000 of our ordinary shares under the 2006 Plan to ten employees. Award shall vest with respect to one-twelfth of the total number of RSUs on the last day of each three-month period during the three years following the grant date.

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

The table below sets forth, as of the date of this annual report, the option and SAR grants made to our directors and executive officers, under the 2006 Plan (including prior year grants of options covered under this plan) that are currently outstanding:

Name	Ordinary Shares Underlying Outstanding Option/SARs		Exercise Price ($/Share)	Grant Date	Expiration Date
Robert W. Roche	50,000		3.50	July 6, 2006	July 6, 2012
	18,000		3.50	September 27, 2006	September 27, 2012

Don Dongjie Yang	1,320,000		1.58	March 18, 2005	March 18, 2015
	180,000		3.00	November 4, 2005	November 4, 2015
	280,000		3.50	May 1, 2006	May 1, 2012
	146,000		3.50	September 27, 2006	September 27, 2012
	285,000	(5)	4.50	April 3, 2007	April 3, 2013

Andrew Y. Yan(1)	329,482		1.58	March 18, 2005	March 18, 2015

(1)	Includes 165,000 ordinary shares underlying A-type SARs and 120,000 ordinary shares underlying D-type SARs.

For risks related to registrations required of our PRC option holders, see Item 3.D, “Key Information—Risk Factors—Risks Relating to China—A failure by PRC individuals who hold shares or share options granted pursuant to an employee share option or share incentive plan to make any required applications and filings could expose our PRC individual option holders to liability under PRC law”.

Employment Agreements

We have entered into, and will enter into, employment agreements with each of our executive officers. Pursuant to these employment agreements, we and our executive officers each may terminate their employment with or without cause at any time. In addition, each executive officer has agreed to hold, both during and after his or her employment agreement expires or is terminated, in strict confidence and not to use, except for our benefit (including our affiliated entities and our subsidiaries), any proprietary or confidential information, including technical data and trade secrets of our company or the confidential information of any third party, including our affiliated entities and our subsidiaries, that we receive.

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

Terms of Directors and Executive Officers

We currently have six directors on our board of directors. We have a staggered board of directors, which means our directors, excluding our chief executive officer, are divided into three classes, with a portion of our board of directors standing for election every year. At the 2011 annual general meeting, the terms of office of Andrew Y. Yan and Jing Wang will expire. At the 2012 annual general meeting, the term of office of Robert W. Roche will expire. At the 2013 annual general meeting, the terms of office of William Liang and Jun Ye will expire. Our chief executive officer will have the right to remain a director so long as he continues to serve as our chief executive officer.

All of our officers are appointed by and serve at the discretion of our board of directors and are elected by, and may be removed by, a majority vote of our board of directors.

Board Committees

Our board of directors has established an audit committee, a compensation committee and a corporate governance and nominating committee.

Audit Committee

Our audit committee consists of Jun Ye. Each member of our audit committee satisfies the “independence” requirements of the NYSE Rules and meets the criteria for independence set forth in Section 10A(m)(3) of the U.S. Securities Exchange Act of 1934, or the Exchange Act.

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

Compensation Committee

Our current compensation committee consists of William Liang, Jing Wang and Andrew Y. Yan. Andrew Y. Yan is the chairman of our compensation committee. Two of the three members of our compensation committee (except for Andrew Y. Yan) satisfy the “independence” requirements of the NYSE Rules.

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

Corporate Governance and Nominating Committee

Our corporate governance and nominating committee consists of Don Dongjie Yang, Robert W. Roche and Andrew Y. Yan. Robert W. Roche is the chairman of this committee. All of the three members of our corporate governance and nominating committee do not satisfy the “independence” requirements of the NYSE Rules.

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

Corporate Governance

Our board of directors has adopted a code of ethics, which is applicable to our senior executive and financial officers. In addition, our board of directors has adopted a code of conduct, which is applicable to all of our directors, officers and employees. Our code of ethics and our code of conduct are publicly available on our website at http://ir.chinadrtv.com.

In addition, our board of directors has adopted a set of corporate governance guidelines. The guidelines reflect certain guiding principles with respect to our board of directors’ structure, procedures and committees.

The guidelines are not intended to change or interpret any law or our amended and restated memorandum and articles of association. As a foreign private issuer with shares listed on the New York Stock Exchange, or the NYSE, we are subject to corporate governance requirements imposed by the NYSE. Please refer to Item 16.G., “Corporate Governance” for further details.

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

Summary of Corporate Governance Differences

As a foreign private issuer with shares listed on the NYSE, we are required by Section 303A.11 of the NYSE’s Listed Company Manual to disclose any significant ways in which our corporate governance practices differ from those followed by U.S. domestic companies under NYSE listing standards. A summary of the differences between our current corporate governance practices and the NYSE corporate governance requirements applicable to domestic U.S. companies can be found on our website at http://ir.chinadrtv.com. Please refer to Item 16.G., “Corporate Governance” for further details.

D. Employees

As of December 31, 2008, 2009 and 2010, we had 1,937, 2,087 and 2,301 employees, respectively. The most labor intensive area of operation is our call center operations, which employed approximately 78.9% of our total employees in 2010. The salary for call center employees includes a base salary plus a variable amount based on an incentive bonus structure. The following table sets forth the number of our employees categorized by our areas of operation and as a percentage of our total workforce as of December 31, 2010:

Operations	Number of employees	Percentage of total
Call center	1,281	55.7%
Inbound call center	509	22.1%
Outbound call center	772	33.6%
Distribution management	312	13.6%
Manufacturing	146	6.3%
Management and administration	176	7.6%
Product development	59	2.6%
Customer service	124	4.5%
Order fulfillment	57	2.5%
Sales and marketing (including media planning)	54	2.3%
Yiyang Yukang	101	10.3%

Total:	2,301	100.0%

From time to time, we also employ part-time employees and independent contractors to support the monitoring and analysis of our TV direct sales program broadcasting timing and quality.

Although we undertake a rigorous selection process for our call center employees, the turnover rate for our three call centers was approximately 59% in 2008, 68% in 2009 and 49% in 2010 reflecting both voluntary terminations and termination of employees failing to meet our performance standards.

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2011:

•	each of our directors and executive officers;

•	each person known to us to own beneficially more than 5% of our ordinary shares; and

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. The percentage of beneficial ownership is based on 89,311,634 ordinary shares outstanding as of March 31, 2011, taking into consideration options and SARs exercisable by such person within 60 days of March 31, 2011.

Upon the exercise of any vested SAR, the holder is entitled to receive ordinary shares having a value equal to the difference between the market price of our ordinary shares on the exercise date and the exercise price of the SAR. The number of shares acquired upon exercise of vested SARs is based on the SARs exercise price and the trading price per ADS as of March 31, 2011.

	Shares beneficially owned as of March 31, 2011
Name	Number	Percent
Directors and Executive Officers
Robert W. Roche(1)	19,174,843	21.47%
Don Dongjie Yang(2)	8,018,656	8.98%
Andrew Y. Yan	*	*
Principal Shareholders
SB Asia Investment Fund II L.P.(3)	22,097,088	24.74%
Acorn Composite Corporation(4)	13,054,539	14.62%
D.Y. Capital, Inc.(5)	6,518,656	7.30%

*	Upon exercise of options and SARs currently exercisable or vested within 60 days after March 31, 2011, would beneficially own less than 1% of our ordinary shares.
(1)

Includes (i) 1,846,291 ordinary shares held by The Grand Crossing Trust, which is an irrevocable trust for the benefit of Mr. Roche’s children, (ii) 12,053,094 ordinary shares and 333,815 ADSs held by Acorn Composite Corporation, which is a company owned by Mr. Roche, (iii) 282,140ADSs held by Robert Roche Trust, which is a trust for the benefit of Mr. Robert W. Roche, (iv) 583,920 ADSs held by Moore Bay Trust, which is a charitable trust with Robert Roche’s children being the beneficiaries of the remainder, and (v) 558,611 ADSs held by the Felicitas Trust, which is an irrevocable trust for the benefit of Mr. Roche’s children. The voting agreement among James Yujun Hu, The Grand Crossing Trust and Acorn Composite Corporation dated July 6, 2006 has been revoked by Mr. Roche in November 2008.

(2)	Includes 6,518,656 ordinary shares held by D.Y. Capital, Inc, a company owned by Mr. Yang, as well as 1,500,000 ordinary shares issuable upon exercise of options held by Mr. Yang.
(3)

Includes 20,591,970 ordinary shares and 501,706 ADSs. Mr. Yan is the sole shareholder of SAIF II GP Capital Ltd., the sole general partner of SAIF Partners II L.P., which is the sole general partner of SAIF II GP L.P., which is in turn the sole general partner of SB Asia Investment Fund II L.P., our shareholder. The voting agreement among James Yujun Hu and SB Asia Investment Fund II L.P. dated March 30, 2007 has been revoked by SB Asia Investment Fund II L.P. in November 2008.

(4)	Includes 12,053,094 ordinary shares and 333,815 ADSs. Acorn Composite Corporation is a U.S. company owned by Mr. Roche. Its address is 350 S. Central St, Suite 500, Reno, NV 89501, USA.
(5)	D.Y. Capital, Inc., a company incorporated in the British Virgin Islands, is wholly owned by Mr. Yang.

None of our existing shareholders has voting rights that differ from the voting rights of other shareholders. According to our register of members for our ordinary shares, there are 66 record holders in the United States. Citibank, N.A. has advised us that, as of April 13, 2011, 15,806,246 ADSs, representing 47,418,738 underlying ordinary shares, were held of record by Cede & Co. and two other registered shareholders domiciled in the United States. We have no further information as to ADSs held, or beneficially owned, by U.S. persons. To our knowledge, we are not owned or controlled, directly or indirectly, by another corporation, by any foreign government or by any other natural or legal persons, severally or jointly. We are not aware of any arrangement which may at a later date result in a change of control of our company.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to Item 6.E, “Directors, Senior Management and Employees—Share Ownership”.

B. Related Party Transactions

Contractual Agreements with Affiliated Entities and their Shareholders

Historically, PRC law has restricted, and continues to restrict to a certain extent, foreign equity ownership of companies that are engaged in direct sales businesses. To comply with these restrictions, we operate our direct sales business in China through a series of contractual arrangements with Shanghai Network and Beijing Acorn and their shareholders, Don Dongjie Yang, our co-founder, chief executive officer, president and director, and David Chenghong He, one of our former executive officers. See Item 4.C, “Information on the Company—Organizational Structure”.

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

Relationships with our Distributors

Certain of our Employees Holding Equity Interests in our Distributors

We have approximately 90 distributors constituting our nationwide distribution network that distribute our products across China. Some of our distributors are owned in part, by certain of our employees or their family members. In 2008, 2009 and 2010, the aggregate sales generated by distributors owned in whole or in part by our employees accounted for 17.2%, 12.7% and 10.9% of our distribution gross revenues, or 4.9%, 5.6% and 3.6% of our total gross revenues, respectively. Certain of these distributors have been among our top distributors in 2008, 2009 and 2010. We entered into the distribution agreements with these related distributors on an arm’s-length basis and the terms in the distribution agreements with these distributors are the same as those with our independent distributors. However, the economic interests held by our employees in our distributors may make it difficult for us to effectively evaluate the performance of such distributors or fine, suspend or terminate a non-performing, under-performing or non-compliant distributor without harming our relationship with those employees.

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

Legal Proceedings

We may from time to time become a party to various legal or administrative proceedings arising in the ordinary course of our business. For example, in December 2008, we filed a suit against Amoi Electronics Co., Ltd., or Amoi, in Shanghai Pudong New District People’s Court for breach of contract by Amoi. Our suit claimed unpaid TV advertisement fees in the amount of approximately RMB7.0 million (approximately $1.0 million). The court ruled in favor of us and awarded us RMB7.0 million. In addition, in January 2009, we filed a separate suit against Amoi in Xiamen Haicang People’s Court for breach of contract by Amoi. Our suit claimed unpaid TV advertisement fees in the amount of approximately RMB1.5 million (approximately $0.2 million), for which Amoi was responsible under the contract. The court ruled in favor of us and awarded us RMB1.5 million. On Sep 15, 2009, Xiamen intermediate people’s court decided to accept the application for reorganization of Amoi. On Nov 23, 2009, Xiamen intermediate people’s court approved the reorganization plan of Amoi. According to the reorganization plan, approximately 20% of the litigation awards can be realized. In February 2010, we received such awards both in the form of cash and shares. In addition, Amoi may relist its shares on Shanghai Stock Exchange in one year.

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

In August 2009, Beijing Ren’ai filed a suit in the People’s Court of Beijing Haidian District against Shanghai HJX, Beijing Sancai Digital Technology Co., Ltd., or Beijing Sancai, and Beijing Zhidahengtong Technology Development Co., Ltd., or Beijing Zhidahengtong ((2009) HaiMinChuZi No. 21798), alleging that the English programs we provide to the users of our electronic learning products infringe upon the copyright of Beijing Ren’ai. Beijing Ren’ai claimed damages of RMB 2,000,000 (approximately $293,000). The court ruled in favor of Ren’ai in the suits and awarded Ren’ai total compensation of RMB 500,000 (approximately $73,000). The defendants, including us, appealed the court’s decisions and Beijing First Intermediate People’s Court affirmed the decision of the People’s Court of Beijing Haidian District on September 15, 2010.

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

Dividend Policy

We have only recently paid dividends on our ordinary shares. However, we currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. In 2006, 2007 and 2008, we did not declare any dividends. On December 18, 2009, we declared special dividends to our shareholders in the amount of $29.3 million directly from share premium account of Acorn International, Inc., which was paid on January 20, 2010. In October 2010, we declared special dividends to our shareholders in the amount of $20.5 million directly from share premium account of Acorn International, Inc., which was paid on December 15, 2010.

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

Current regulations in China permit our PRC subsidiaries to pay dividends to us only out of their respective accumulated distributable profits, if any, determined in accordance with their articles of association and PRC accounting standards and regulations. The ability of these subsidiaries to make dividends and other payments to us may be restricted by factors that include changes in applicable foreign exchange laws and other laws and regulations. In particular, under Chinese law, these operating subsidiaries may only pay dividends after 10% of their net profit has been set aside as reserve funds, unless such reserves have reached at least 50% of their respective registered capital. Such reserve may not be distributed as cash dividends. In addition, if any of our 14 PRC operating subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us.

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

Price Range of Our ADSs

Our ADSs are listed for trading on the New York Stock Exchange under the symbol “ATV”, and have been listed since May 3, 2007. The following table sets forth the high and low daily closing trading prices of our ADSs on the New York Stock Exchange for the periods indicated:

	Price per ADS (US$)
	High	Low
Annual:
2007	30.80	8.90
2008	9.47	3.90
2009	5.98	2.97
2010	7.30	3.04

Quarterly:
First Quarter, 2008	10.05	6.90
Second Quarter, 2008	8.16	6.86
Third Quarter, 2008	7.35	5.26
Fourth Quarter, 2008	5.74	1.29
First Quarter, 2009	4.49	2.71
Second Quarter, 2009	4.77	3.08
Third Quarter, 2009	4.79	3.46
Fourth Quarter, 2009	6.63	4.58
First Quarter, 2010	7.30	4.83
Second Quarter, 2010	5.07	3.04
Third Quarter, 2010	4.68	3.16
Fourth Quarter, 2010	5.89	4.08
First Quarter, 2011	5.00	4.01

Monthly
November 2010	5.89	4.6
December 2010	4.98	4.08
January 2011	4.89	4.20
February 2011	5.00	4.63
March 2011	4.95	4.01
April 2011 (through April 26, 2011)	5.18	4.57

B. Plan of Distribution

Not applicable.

C. Markets

See Item 9.A above.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

We incorporate by reference into this annual report the description of our amended and restated memorandum and articles of association contained in our registration statement on Form F-1 (File No. 333-141860), as amended, originally filed with the Securities and Exchange Commission on April 3, 2007.

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

E. Taxation

The following is a summary of the material Cayman Islands, People’s Republic of China and U.S. federal income tax consequences relevant to an investment in our ADSs and ordinary shares. The summary is not intended to be, nor should it be construed as, legal or tax advice to any particular prospective purchaser. The summary is based on laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change or different interpretations, possibly with retroactive effect. The summary does not address United States state or local tax laws, or tax laws of jurisdictions other than the Cayman Islands, People’s Republic of China and the United States. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Conyers, Dill and Pearman, special Cayman Islands counsel to us. You should consult your own tax advisors with respect to the consequences of acquisition, ownership and disposition of our ADSs and ordinary shares.

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

People’s Republic of China Taxation

Under the New EIT Law, enterprises organized under the laws of jurisdictions outside China with “de facto management bodies” located within China may be considered PRC tax resident enterprises and therefore subject to PRC enterprise income tax at the rate of 25% on their worldwide income. The implementation regulations of the New EIT Law define the term “de facto management body” as a management body that exercises full or substantial control and management authority over the production, operation, personnel, accounts and properties of an enterprise. While we do not currently consider our company or any of our overseas subsidiaries to be a PRC resident enterprise, there is a risk that the PRC tax authorities may deem our company or any of our overseas subsidiaries as a PRC resident enterprise, in which case we would be subject to the PRC enterprise income tax at the rate of 25% on our worldwide income. If we are deemed to be a PRC tax resident enterprise, any dividends that we pay to our non-PRC enterprise shareholders or ADS holders, as well as gains realized by such shareholders or ADS holders from the transfer of our shares or ADSs, may be regarded as PRC-sourced income and as a result become subject to PRC withholding tax at a rate of 10%. See “Risk Factors—Risks relating to Doing Business in China—Under China’s New EIT Law, we may be classified as a “resident enterprise” of China. Such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.

U.S. Federal Income Taxation

This discussion describes certain material U.S. federal income tax consequences to U.S. Holders (as defined below) relating to the purchase, ownership and disposition of our ADSs and ordinary shares. This discussion does not address any aspect of U.S. federal gift or estate tax, or the state, local or non-U.S. tax consequences of an investment in our ADSs and ordinary shares. This discussion does not apply to U.S. Holders who are a member of a class of holders subject to special rules, such as:

•	dealers in securities or currencies;

•	traders in securities who elect to use a mark-to-market method of accounting for securities holdings;

•	banks or other financial institutions;

•	insurance companies;

•	tax-exempt organizations;

•	partnerships and other entities treated as partnerships or other pass through entities for U.S. federal income tax purposes or persons holding ADSs and ordinary shares through any such entities;

•	regulated investments companies or real estate investment trusts;

•	persons that hold ADSs and ordinary shares as part of a hedge, straddle, constructive sale, conversion transaction or other integrated investment;

•	persons whose functional currency for tax purposes is not the U.S. dollar;

•	persons liable for alternative minimum tax; or

•	persons who actually or constructively own 10% or more of the total combined voting power of all classes of our shares (including ADSs and ordinary shares) entitled to vote.

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

The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with their terms. If you hold ADSs, for U.S. federal income tax purposes, you generally will be treated as the owner of the underlying common shares represented by such ADSs. Accordingly, the conversion of ADSs into common shares will not be subject to U.S. federal income tax.

Dividends on ADSs and Ordinary Shares

We do not anticipate paying dividends on our ADSs and ordinary shares in the foreseeable future. See Item 8.A, “Financial Information—Consolidated statements and other financial information—Dividend policy”.

Subject to the “Passive Foreign Investment Company” discussion below, if we do make distributions and you are a U.S. Holder, the gross amount of any distributions with respect to your ADSs and ordinary shares (including the amount of any taxes withheld therefrom) will generally be includible in your gross income on the day you actually or constructively receive such income as dividend income if the distributions are made from our current or accumulated earnings and profits, calculated according to U.S. federal income tax principles. However, if you are a non-corporate U.S. Holder, including an individual, and have held your ADSs and ordinary shares for a sufficient period of time, certain dividend distributions on our ADSs and ordinary shares received in a taxable year beginning before January 1, 2013 will generally constitute qualified dividend income taxed at a preferential rate as long as our ADSs continue to be readily tradable on the New York Stock Exchange. However, based on existing guidance, it is not entirely clear whether dividends you receive with respect to the ordinary shares will be taxed as qualified dividend income, because the ordinary shares are not themselves listed on a U.S. exchange. You should consult your own tax advisor as to the rate of tax that will apply to you with respect to dividend distributions, if any, you receive from us.

Subject to the “Passive Foreign Investment Company” discussion below, to the extent, if any, that the amount of any distribution by us on ADSs and ordinary shares exceeds our current and accumulated earnings and profits as determined under U.S. federal income tax principles, it will be treated first as a tax-free return of the U.S. Holder’s adjusted tax basis in the ADSs and ordinary shares and thereafter as capital gain. However, we do not intend to calculate our earnings and profits according to U.S. federal income tax principles. Accordingly, distributions on our ADSs and ordinary shares, if any, will generally be reported to you as dividend distributions for U.S. federal income tax purposes. Corporations will not be entitled to claim a dividends-received deduction with respect to distributions made by us. Dividends generally will constitute foreign source passive income for purposes of the U.S. foreign tax credit rules. You should consult your own advisor as to your ability, and the various limitations on your ability, to claim foreign tax credits in connection with the receipt of dividends.

Sales and Other Dispositions of ADSs or Ordinary Shares

Subject to the “Passive Foreign Investment Company” discussion below, when you sell or otherwise dispose of ADSs or ordinary shares, you will generally recognize capital gain or loss in an amount equal to the difference between the amount realized on the sale or other disposition and your adjusted tax basis in the ADSs or ordinary shares. Your adjusted tax basis will generally equal the amount you paid for the ADSs or ordinary shares. Any gain or loss you recognize will be long-term capital gain or loss if your holding period in our ADSs or ordinary shares is more than one year at the time of disposition. If you are a non-corporate U.S. Holder, including an individual, any such long-term capital gain will be taxed at preferential rates. Your ability to deduct capital losses will be subject to various limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign withholding tax is imposed on a disposition of our ADSs or ordinary shares, including the availability of the foreign tax credit under their particular circumstances.

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

We believe we were classified as a PFIC for U.S. federal income tax purposes in the taxable year ended December 31, 2010. Although we intend to conduct our business activities in a manner to reduce the risk of our classification as a PFIC in the future, we currently hold, and expect to continue to hold, a substantial amount of cash and other passive assets, and, because the value of our assets is likely to be determined in large part by reference to the market prices of our ADSs and ordinary shares, which are likely to fluctuate, there can no assurance that we will not continue to be classified as a PFIC for 2011 or any future taxable year.

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

To compute the tax on “excess distributions” or any gain, (a) the “excess distribution” or the gain would be allocated ratably to each day in your holding period, (b) the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we were a PFIC would be taxed as ordinary income in the current year, (c) the amount allocated to other taxable years would be taxable at the highest applicable marginal rate in effect for that year, and (d) an interest charge at the rate for underpayment of taxes for any period described under (c) above would be imposed on the resulting taxability on the portion of the “excess distribution” or gain that is allocated to such period.

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

You would generally be able to avoid the “excess distribution” rules described above by making a timely so-called “mark-to-market” election with respect to your ADSs provided our ADSs are “marketable”. Our ADSs will be “marketable” as long as they remain regularly traded on a national securities exchange, such as the New York Stock Exchange. If you made a mark-to-market election in a timely fashion, you would generally recognize as ordinary income or ordinary loss the difference between the fair market value of your ADSs on the first day of any taxable year and their value on the last day of that taxable year. Any ordinary income resulting from this election would generally be taxed at ordinary income rates and would not be eligible for the reduced rate of tax applicable to qualified dividend income. Any ordinary losses would be limited to the extent of the net amount of previously included income as a result of the mark-to-market election, if any. Your basis in the ADSs would be adjusted to reflect any such income or loss. You should consult your own tax advisor regarding potential advantages and disadvantages to you of making a “mark-to-market” election with respect to your ADSs. The mark-to-market election will not be available for any lower tier PFIC that is deemed owned pursuant to the attribution rules discussed above.

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

Since we believe we were classified as a PFIC for the 2010 taxable year, we may arrange to provide a PFIC annual information statement (including information for lower tier PFICs) to U.S. Holders upon their request. We may post this 2010 statement on our corporate website in the “Investor Relations” section. Information contained on our website does not constitute a part of this annual report. If not posted on our corporate website, you would have to contact the Company to make a request. If you decide to make a QEF election, it must be made on or before the due date for filing your U.S. federal income tax return (including extensions) for the 2010 taxable year or the first year to which the QEF election will apply.

You are urged to consult your own tax advisor concerning the making of such a QEF election and in particular with regard to the application of the “excess distribution” rules to you on any gain realized on the disposition or deemed disposition of your ADSs or ordinary shares, regardless of whether we continue to be a PFIC in the year in which you receive an “excess distribution” or dispose of or are deemed to dispose of your ADSs or ordinary shares should you not make the QEF election with respect to the 2010 taxable year.

If we were a PFIC for any taxable year during which you held our ADSs or ordinary shares, you must file IRS Form 8621 for each taxable year in which you recognize any gain on the sale or other disposition of your ADS or ordinary shares, receive deemed or actual distributions from us, or make certain elections (including a QEF and mark-to-market election) with respect to your ADSs or ordinary shares. In addition, under newly enacted legislation, unless otherwise provided by the U.S. Treasury, each U.S. Holder of a PFIC is required to file an annual report containing such information as the U.S. Treasury may require. You should consult your own tax advisor as to the application of any information reporting requirements to you resulting from our status as a PFIC.

U.S. Information Reporting and Backup Withholding Rules

In general, dividend payments with respect to the ADSs and ordinary shares and the proceeds received on the sale or other disposition of ADSs and ordinary shares may be subject to information reporting to the IRS and to backup withholding (currently imposed at a rate of 28%). Backup withholding will not apply, however, if you provide a taxpayer identification number, certify as to no loss of exemption from backup withholding and otherwise comply with the applicable backup withholding rules. To establish your status as an exempt person, you will generally be required to provide certification on IRS Form W-9. Any amounts withheld from payments to you under the backup withholding rules that exceed your U.S. federal income tax liability will be allowed as a refund or a credit against your U.S. federal income tax liability, provided that you timely furnish the required information to the IRS. Under newly enacted legislation, certain individuals holding ordinary shares or ADSs other than in an account at a U.S. financial institution may be subject to additional information reporting requirements.

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

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We previously filed with the Securities and Exchange Commission our registration statement on Form F-1 (File No. 333-141860), as amended.

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

We are subject to the informational requirements of the Exchange Act and file reports and other information with the Securities and Exchange Commission. Reports and other information which the Company filed with the Securities and Exchange Commission, including this annual report on Form 20-F, may be inspected and copied at the public reference room of the Securities and Exchange Commission at 100 F Street, N.E., Washington D.C., 20549.

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

Interest Rate Risk

As of December 31, 2010, we had no outstanding borrowings. If we borrow money in future periods, we may be exposed to interest rate risk. We believe our exposure to interest rate risk and other relevant market risks is not material.

Inflation

Inflation in China has not materially impacted our results of operations in recent years. According to the National Bureau of Statistics of China, the change of consumer price index in China was 5.9%, -0.7% and 3.3% in 2008, 2009 and 2010, respectively.

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

Fees Payable by the Depositary to Us

From January 1, 2010 to March 31, 2011, we received from the depositary a reimbursement of $142,570.00 for certain expenses related to the maintenance of the ADR program, including our annual stock exchange listing fees and our expenses incurred in connection with investor relations programs, as well as a sponsorship of $12,078.61 for our advertising and promotional activities.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

The rights of securities holders have not been materially modified.

ITEM 15T. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures.

We evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2010. Based on that evaluation, our principal executive officer and our principal financial and accounting officer concluded that our disclosure controls and procedures were not effective to ensure that the information required to be disclosed by us in reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules, regulations and forms due to the material weakness described below under “Management’s Report on Internal Control Over Financial Reporting.”

Management’s Report on Internal Control over Financial Reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”), and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of a company’s assets that could have a material effect on the consolidated financial statements. Under the supervision and with the participation of our management, including our principal executive officer and principal financial and accounting officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. In the course of its audit, our independent registered public accounting firm identified a material weakness in relation to our internal control over financial reporting. The material weakness related to insufficient controls necessary to ensure accounting for share-based compensation is in compliance with U.S. GAAP. Specifically, this material weakness resulted in a restatement of our 2008 and 2009 consolidated financial statements to correct an accounting error relating to erroneous reversal of previously recognized share-based compensation in 2008 for vested awards that were not exercised in the amount of $1.1 million. This material weakness did not relate to fraud. In connection with the Company’s evaluation of the 2008 and 2009 restatement described above, our management has concluded that the restatement was the result of previously unidentified material weaknesses in the Company’s internal control over financial reporting in 2008 and 2009 and that such material weakness remained in existence as of December 31, 2010, based on the Internal Control—Integrated Framework issued by COSO.

Our board of directors and the audit committee have been advised of the material weakness and we have consulted with our board of directors and the audit committee to timely undertake appropriate remedial measures. Among other measures, we intend to design and implement enhanced processes and controls to address the material weakness in the process by which we determine our share-based compensation expense in accordance with U.S. GAAP, including:

•	designing and using a standardized checklist incorporating relevant items and considerations to be used in determining our share-based compensation;

•	improving independent review and analysis of our share-based compensation (including a review of related documentation and journal entries) and improving our financial closing process; and

•	providing enhanced U.S. GAAP training activities and access to U.S. GAAP resources for our accounting personnel.

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

Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting that occurred during the year ended December 31, 2010 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting. As noted above, we plan to implement changes in 2011 to our internal controls over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Mr. Daniel Wu resigned from the board of directors of our Company in April 2011 due to personal reasons. With Mr. Wu’s resignation, we currently do not have any financial expert serving on the audit committee of our Company. The board of director is actively seeking for suitable candidate to fill in the vacancy.

ITEM 16B. CODE OF ETHICS

Our board of directors has adopted a code of ethics, which is applicable to our senior executive and financial officers. In addition, our board of directors has adopted a code of conduct, which is applicable to all of our directors, officers and employees. Our code of ethics and our code of conduct are publicly available on our website at http://ir.chinadrtv.com, and each is filed as an exhibit to our registration statement on Form F-1 (No. 333-141860). We also will post any amendments to or waivers from a provision of our code of ethics for our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions on our website.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by specified category in connection with certain professional services rendered by Deloitte Touche Tohmatsu CPA Ltd., our principal external auditors, for the periods indicated. We did not pay any other fees to our auditors during the periods indicated below.

	2009	2010
Audit fees(1)	$800,000	$700,000
Tax fees(2)	46,000	76,000

(1)

“Audit fees” means the aggregate fees billed for professional services rendered by our principal auditors for the assurance and related services. The audit fee for 2009 and 2010 mainly represents audit and review of financial statements.

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

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The table below details our purchases of our own equity securities pursuant to our share repurchase program, previously adopted and announced publicly. Our repurchase program lapsed on May 31, 2009. As of December 31, 2010, we had repurchased an aggregate of 3,272,013 ADSs, representing 9,816,039 ordinary shares, on the open market for total cash consideration of $25.5 million.

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

ITEM 16G. CORPORATE GOVERNANCE

As a foreign private issuer with shares listed on the NYSE, we are subject to corporate governance requirements imposed by the NYSE. Under Section 303A of the NYSE’s Listed Company Manual, NYSE listed non-US companies may, in general, follow their home country corporate governance practices in lieu of some of the NYSE corporate governance requirements. We are committed to a high standard of corporate governance. As such, we endeavor to comply with most of the NYSE corporate governance practices. However, the following are the ways in which our current corporate governance practices differ from NYSE corporate governance requirements since the laws of Cayman Islands do not require such compliance:

•	Our corporate governance and nominating committee of our board of directors is not comprised entirely of independent directors.

•	Our compensation committee of our board of directors is not comprised entirely of independent directors.

•	Our audit committee is not comprised of a minimum of three directors and currently does not have any financial expert serving on the audit committee.

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

†

Confidential treatment has been granted with respect to certain portions of this exhibit. A complete copy of the agreement, including the redacted portions, has been filed separately with the Commission.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ACORN INTERNATIONAL, INC.

/s/ Irene Lin Bian
Name:	Irene Lin Bian
Title:	Financial and Accounting Officer

Date: April 27, 2011

ACORN INTERNATIONAL, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets as of December 31, 2008 (As Restated), 2009 (As Restated) and 2010	F-3

Consolidated Statements of Operations for the Years ended December 31, 2008 (As Restated), 2009 and 2010	F-5

Consolidated Statements of Changes in Equity and Comprehensive Income (Loss) for the Years ended December 31, 2008 (As Restated), 2009 (As Restated) and 2010	F-7

Consolidated Statements of Cash Flows for the Years ended December 31, 2008 (As Restated), 2009 and 2010	F-9

Notes to the Consolidated Financial Statements	F-11

Additional Information—Financial Statement Schedule I	F-50

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF

ACORN INTERNATIONAL, INC.

We have audited the accompanying consolidated balance sheets of Acorn International, Inc. and its subsidiaries and variable interest entities (collectively, the “Group”) as of December 31, 2008, 2009 and 2010, and the related consolidated statements of operations, changes in equity and comprehensive income (loss) and cash flows for each of the three years in the period ended December 31, 2010 and related financial statement schedule. These financial statements and related financial statement schedule are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements and related financial statement schedule based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Acorn International, Inc. and its subsidiaries and variable interest entities as of December 31, 2008, 2009 and 2010 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects, the information set forth therein.

As discussed in Note 26 to the financial statements, the accompanying consolidated financial statements and financial statement schedule of Acorn International, Inc. and its subsidiaries and variable interest entities as of and for the years ended December 31, 2008 and 2009 have been restated.

/s/    Deloitte Touche Tohmatsu CPA Ltd.

Shanghai, China

April 27, 2011

ACORN INTERNATIONAL, INC.

CONSOLIDATED BALANCE SHEETS

(In US dollars, except share data)

	December 31,
	2008 (As restated)	2009 (As restated)	2010
Assets
Current assets:
Cash and cash equivalents	$147,648,774	$142,952,944	$91,667,392
Restricted cash	1,425,102	2,394,213	2,225,882
Short-term investments	19,745,444	18,572,790	10,267,178
Accounts receivable, net of allowance for doubtful accounts of $3,524,673, $1,597,556 and $673,242 as of December 31, 2008, 2009 and 2010, respectively	27,708,460	17,030,857	15,299,525
Notes receivable	150,607	2,242,641	1,645,263
Inventory	29,521,680	26,180,629	22,671,041
Prepaid advertising expenses	16,756,954	9,968,493	8,433,014
Other prepaid expenses and current assets, net of allowance for doubtful accounts of $1,109,547, $11,643 and $48,067 as of December 31, 2008, 2009 and 2010, respectively	13,362,528	7,794,537	9,599,082
Deferred tax assets, net	3,355,151	2,320,535	4,188,288

Total current assets	259,674,700	229,457,639	165,996,665
Prepaid land use right	—	7,349,957	7,423,358
Property and equipment, net	15,641,434	14,818,404	19,307,886
Acquired intangible assets, net	21,313,949	3,181,596	2,560,753
Long-term investments	5,275,000	8,020,069	8,681,902
Investments in affiliates	1,159,134	8,881,830	7,911,525
Other long-term assets	1,121,100	1,673,755	2,749,568

Total assets	$304,185,317	$273,383,250	$214,631,657

Liabilities and equity
Current liabilities:
Accounts payable	$20,734,493	$15,528,580	$12,854,188
Accrued expenses and other current liabilities	19,652,820	14,838,142	11,261,381
Notes payable	3,657,859	3,253,005	2,212,292
Income taxes payable	3,327,869	3,422,261	3,678,693
Dividend payable	—	29,322,782	15,177
Deferred revenue	12,797,716	—	—

Total current liabilities	60,170,757	66,364,770	30,021,731
Deferred tax liability	3,581,569	889,625	790,627
Business combination liability	11,107,375	1,103,015	—

Total liabilities	74,859,701	68,357,410	30,812,358

Commitments and contingencies (Note 21)
Equity: Acorn International, Inc. shareholders’ equity:
Ordinary shares ($0.01 par value; 100,000,000 shares authorized, 93,543,506, 93,544,748 and 93,904,748 shares issued and 88,209,368, 88,856,915 and 89,276,915 shares outstanding as of December 31, 2008, 2009 and 2010, respectively)	935,435	935,447	939,047
Additional paid-in capital	206,829,574	179,354,727	159,630,208
Retained earnings	8,558,966	17,394,794	10,837,013
Accumulated other comprehensive income	15,113,507	17,562,561	22,480,106
Treasury stock, at cost (5,334,138, 4,687,833 and 4,627,833 shares as of December 31, 2008, 2009 and 2010, respectively)	(15,676,206)	(11,612,546)	(11,463,946)

Total Acorn International, Inc. shareholders’ equity	215,761,276	203,634,983	182,422,428
Noncontrolling interests	13,564,340	1,390,857	1,396,871

Total equity	229,325,616	205,025,840	183,819,299

Total liabilities and equity	$304,185,317	$273,383,250	$214,631,657

ACORN INTERNATIONAL, INC.

CONSOLIDATED BALANCE SHEETS—(Continued)

(In US dollars, except share data)

The following table presents the carrying amounts and classification of the assets of the consolidated variable interest entities (“VIEs”), which are included in the Consolidated Balance Sheets above. The assets in the table below exclude intercompany balances that eliminate in consolidation. None of the assets of the consolidated VIEs as presented in the following table can be used only to settle obligations of those VIEs.

	December 31,
	2008	2009	2010
Assets of consolidated VIEs:
Current assets:
Cash and cash equivalents	$4,860,431	$17,913,664	$22,398,507
Restricted cash	1,278,787	291,438	300,482
Accounts receivable, net of allowance for doubtful accounts of $458,101, $206,606 and $313,213 as of December 31, 2008, 2009 and 2010, respectively	12,154,190	8,253,820	9,889,702
Inventory	1,842,478	1,599,266	3,359,935
Prepaid advertising expenses	254,260	411,529	—
Other prepaid expenses and current assets, net of allowance for doubtful accounts of $1,097,915, nil and nil as of December 31, 2008, 2009 and 2010, respectively	3,540,418	1,906,717	2,541,394
Deferred tax assets, net	—	924,102	993,896

Total current assets	23,930,564	31,300,536	39,483,916
Property and equipment, net	3,524,164	3,490,267	3,274,242
Other long-term assets	—	329,516	339,741

Total assets of consolidated VIEs	$27,454,728	$35,120,319	$43,097,899

The following table presents the carrying amounts and classification of the liabilities of the consolidated VIEs, which are included in the Consolidated Balance Sheets above. The liabilities in the table below include third party liabilities of the consolidated VIEs only, and exclude intercompany balances that eliminate in consolidation. All the liabilities of the consolidated VIEs as presented in the following table are without recourse to the general credit of Acorn International, Inc.

	December 31,
	2008	2009	2010
Liabilities of consolidated VIEs:
Current liabilities:
Accounts payable	$942,769	$904,327	$810,444
Accrued expenses and other current liabilities	3,452,273	3,160,803	4,093,751
Notes payable	3,657,859	—	—
Income taxes payable	—	—	74,170
Deferred revenue	201,476	—	—

Total liabilities of consolidated VIEs	$8,254,377	$4,065,130	$4,978,365

The accompanying notes are an integral part of these consolidated financial statements.

ACORN INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In US dollars, except share data)

	For the years ended December 31,
	2008 (As restated)	2009	2010
Revenues:
Direct sales, net	$166,947,475	$160,357,948	$195,821,308
Distribution sales, net	67,189,946	127,227,672	97,419,877

Total revenues, net	234,137,421	287,585,620	293,241,185

Cost of revenues:
Direct sales	83,300,736	67,530,966	106,990,383
Distribution sales	37,326,214	83,096,932	74,732,116

Total cost of revenues	120,626,950	150,627,898	181,722,499

Gross profit	113,510,471	136,957,722	111,518,686

Operating (expenses) income
Advertising expenses	(73,381,193)	(61,048,515)	(58,469,862)
Other selling and marketing expenses	(38,317,161)	(42,955,923)	(43,376,505)
General and administrative expenses	(28,925,335)	(31,195,949)	(25,434,172)
Impairment of goodwill and intangible assets	(8,667,961)	(15,247,873)	—
Other operating income, net	5,039,075	6,004,481	2,976,811

Total operating (expenses) income	(144,252,575)	(144,443,779)	(124,303,728)

Loss from operations	(30,742,104)	(7,486,057)	(12,785,042)
Other income (expenses)	(667,297)	1,651,386	4,028,979

Loss before income taxes, discontinued operations and extraordinary items	(31,409,401)	(5,834,671)	(8,756,063)

Income tax (expenses) benefits:
Current	(127,933)	(1,280,089)	(334,277)
Deferred	122,965	3,819,354	1,873,217

Total income tax (expenses) benefits	(4,968)	2,539,265	1,538,940

Loss from continuing operations	(31,414,369)	(3,295,406)	(7,217,123)

Discontinued operations (Note 4):
Income from discontinued operations	9,036,863	841,559	—
Gain on disposition of discontinued operations	—	16,366,355	—
Income tax expenses	(763,234)	(1,845,225)	—

Total income from discontinued operations	8,273,629	15,362,689	—

Income from extraordinary items, net of tax (Note 3)	—	—	827,531

Net income (loss)	(23,140,740)	12,067,283	(6,389,592)
Net income attributable to noncontrolling interests	(3,629,131)	(184,019)	(19,589)

Net income (loss) attributable to Acorn International, Inc. shareholders	$(26,769,871)	$11,883,264	$(6,409,181)

Income (loss) per ordinary share:
—Continuing operations	$(0.36)	$(0.04)	$(0.08)
—Discontinued operations	0.05	0.17	—
—Extraordinary items	—	—	0.01

Basic	$(0.31)	$0.13	$(0.07)

—Continuing operations	$(0.36)	$(0.04)	$(0.08)
—Discontinued operations	0.05	0.17	—
—Extraordinary items	—	—	0.01

Diluted	$(0.31)	$0.13	$(0.07)

Weighted average number of shares used in calculating income (loss) per ordinary share:
Basic	86,856,467	88,174,675	88,923,162

Diluted	86,856,467	88,174,675	88,923,162

ACORN INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS—(Continued)

(In US dollars, except share data)

	For the years ended December 31,
	2008 (As restated)	2009	2010
Net income (loss) attributable to Acorn International, Inc. shareholders:
Loss from continuing operations, net of tax	$(30,989,421)	$(2,999,844)	$(7,236,712)
Income from discontinued operations, net of tax	4,219,550	14,883,108	—
Income from extraordinary items, net of tax	—	—	827,531

	$(26,769,871)	$11,883,264	$(6,409,181)

Includes share-based compensation related to:
Other selling and marketing expenses	$292,135	$94,453	$—
General and administrative expenses	4,175,599	1,751,432	215,171

	$4,467,734	$1,845,885	$215,171

The accompanying notes are an integral part of these consolidated financial statements.

ACORN INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY AND COMPREHENSIVE INCOME (LOSS)

(In US dollars, except share data)

	Acorn International, Inc. shareholders’ equity								Noncontrolling interests	Total equity	Comprehensive income (loss)
	Ordinary shares		Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock, at cost		Total
	Shares	Amount				Shares	Amount
Balance at January 1, 2008	93,255,440	$932,554	$201,901,611	$39,682,699	$7,690,985	(2,049,000)	$(6,833,124)	$243,374,725	$9,241,277	$252,616,002
Exercise of stock options	288,066	2,881	460,229	—	—	—	—	463,110	—	463,110
Repurchase of ordinary shares	—	—	—	—	—	(5,849,241)	(16,378,724)	(16,378,724)	—	(16,378,724)
Issuance of repurchased shares in connection with the acquisition of Yiyang Yukang	—	—	—	(4,353,862)	—	2,564,103	7,535,642	3,181,780	—	3,181,780
Share-based compensation (as restated)	—	—	4,467,734	—	—	—	—	4,467,734	—	4,467,734
Net income (loss) (as restated)	—	—	—	(26,769,871)	—	—	—	(26,769,871)	3,629,131	(23,140,740)	$(23,140,740)
Unrealized losses on available-for-sale securities	—	—	—	—	(271,849)	—	—	(271,849)	—	(271,849)	(271,849)
Foreign currency translation adjustments	—	—	—	—	7,694,371	—	—	7,694,371	693,932	8,388,303	8,388,303

Balance at December 31, 2008 (as restated)	93,543,506	$935,435	$206,829,574	$8,558,966	$15,113,507	(5,334,138)	$(15,676,206)	$215,761,276	$13,564,340	$229,325,616	$(15,024,286)

Exercise of stock options	1,242	12	2,050	—	—	—	—	2,062	—	2,062
Repurchase of ordinary shares	—	—	—	—	—	(1,917,798)	(2,288,136)	(2,288,136)	—	(2,288,136)
Issuance of repurchased shares in connection with the acquisition of Yiyang Yukang	—	—	—	(3,047,436)	—	2,564,103	6,351,796	3,304,360	—	3,304,360
Share-based compensation	—	—	1,845,885	—	—	—	—	1,845,885	—	1,845,885
Appropriated special dividend	—	—	(29,322,782)	—	—	—	—	(29,322,782)	—	(29,322,782)
Net income	—	—	—	11,883,264	—	—	—	11,883,264	184,019	12,067,283	$12,067,283
Noncontrolling interests upon formation of a subsidiary	—	—	—	—	—	—	—	—	758,720	758,720
Noncontrolling interests derecognized upon deconsolidation of Shanghai Yimeng	—	—	—	—	—	—	—	—	(13,139,887)	(13,139,887)
Unrealized losses on available-for-sale securities	—	—	—	—	2,312,564	—	—	2,312,564	19,965	2,332,529	2,332,529
Foreign currency translation adjustments	—	—	—	—	136,490	—	—	136,490	3,700	140,190	140,190

Balance at December 31, 2009 (as restated)	93,544,748	$935,447	$179,354,727	$17,394,794	$17,562,561	(4,687,833)	$(11,612,546)	$203,634,983	$1,390,857	$205,025,840	$14,540,002

ACORN INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY AND COMPREHENSIVE INCOME (LOSS)—(Continued)

(In US dollars, except share data)

	Acorn International, Inc. shareholders’ equity								Noncontrolling interests	Total equity	Comprehensive income (loss)
	Ordinary shares		Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock, at cost		Total
	Shares	Amount				Shares	Amount
Exercise of stock options	360,000	3,600	594,000	—	—	—	—	597,600	—	597,600
Issuance of repurchased shares upon vesting of restricted share units	—	—	—	(148,600)	—	60,000	148,600	—	—	—
Share-based compensation	—	—	215,171	—	—	—	—	215,171	—	215,171
Appropriated special dividend	—	—	(20,533,690)	—	—	—	—	(20,533,690)	—	(20,533,690)
Net income (loss)	—	—	—	(6,409,181)	—	—	—	(6,409,181)	19,589	(6,389,592)	$(6,389,592)
Noncontrolling interests derecognized upon deconsolidation of Shanghai An-Nai-Chi	—	—	—	—	—	—	—	—	(142,959)	(142,959)
Unrealized gains (losses) on available-for-sale securities	—	—	—	—	(7,345)	—	—	(7,345)	115,558	108,213	108,213
Foreign currency translation adjustments	—	—	—	—	4,924,890	—	—	4,924,890	13,826	4,938,716	4,938,716

Balance at December 31, 2010	93,904,748	$939,047	$159,630,208	$10,837,013	$22,480,106	(4,627,833)	$(11,463,946)	$182,422,428	$1,396,871	$183,819,299	$(1,342,663)

The accompanying notes are an integral part of these consolidated financial statements.

ACORN INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In US dollars, except share data)

	For the years ended December 31,
	2008 (As restated)	2009	2010
Operating activities:
Net income (loss)	$(23,140,740)	$12,067,283	$(6,389,592)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Gain on disposition of discontinued operations, net of taxes	—	(14,386,301)	—
Gain on deconsolidation of Shanghai An-Nai-Chi	—	—	(1,038,542)
Loss on deregistration of Zhuhai Sunrana	—	—	63,859
Extraordinary gain on reversal of business combination liability upon contingency resolved, net of tax	—	—	(827,531)
Goodwill and intangible assets impairment losses	8,667,961	15,247,873	—
Share-based compensation	4,467,734	1,845,885	215,171
Equity in loss of affiliates	40,939	416,337	796,721
Gains from sale of investment in affiliate	—	—	(404,750)
Loss (Gain) on change in fair value of derivative assets	3,275,000	1,306,256	(199,412)
Allowance for doubtful receivables	2,607,753	(3,024,575)	(859,055)
Depreciation and amortization	2,355,726	5,561,533	4,154,383
Loss on disposal of equipment	20,510	64,463	54,993
Deferred income tax benefits	(380,698)	(4,625,879)	(1,873,217)
Realized gain from sales of trading securities	(2,177,486)	(1,275,164)	(1,323,079)
Unrealized (gain) loss on trading securities	1,554,429	(302,484)	(458,266)
Accrued interests on available-for-sale securities	190,001	(735,455)	(382,930)

Changes in operating assets and liabilities:
Purchase of trading securities	(11,554,176)	(45,906,632)	(10,652,665)
Proceeds from sales of trading securities	20,648,615	36,112,589	20,920,360
Accounts receivable	5,887,247	11,785,575	2,336,902
Notes receivable	1,544,011	(2,092,034)	597,378
Inventory	(5,754,799)	3,118,315	3,158,960
Prepaid advertising expenses	6,481,182	6,449,501	1,535,479
Other prepaid expenses and current assets	(4,507,136)	18,469,172	(2,011,215)
Purchase of prepaid land use right	—	(7,489,280)	—
Accounts payable	4,775,729	(6,178,250)	(1,945,902)
Accrued expenses and other current liabilities	3,687,492	(3,442,827)	(2,702,046)
Notes payable	2,660,679	(404,854)	(1,040,713)
Income taxes payable	63,631	(806,305)	256,432
Deferred revenue	(554,655)	6,029,869	—

Net cash provided by operating activities	$20,858,949	$27,804,611	$1,981,723

Investing activities:
Purchase of available-for-sale securities	—	(1,355,325)	—
Redemption of available-for-sale securities by the issuer	—	10,000,000	—
Purchase of property and equipment	(2,902,844)	(3,079,508)	(6,301,037)
Proceeds from disposal of equipment	56,299	24,773	33,628
Purchase of acquired intangible assets	(623,716)	(514,814)	—
Purchase of other long-term assets	(175,072)	(891,379)	(2,568,234)
Proceeds from disposal of other long-term assets	—	—	200,827
Acquisition of Yiyang Yukang, net of cash acquired	(6,971,274)	—	—
Disposal of Shanghai Yimeng, net of cash disposed	—	(23,571,819)	—
Cash disposed of upon deconsolidation of Shanghai An-Nai-Chi	—	—	(905,689)
Investments in affiliates	(1,200,073)	(3,939,801)	—
Sale of investments in affiliates	—	—	1,882,862
Decrease (Increase) in restricted cash	(750,842)	(969,111)	168,331

Net cash used in investing activities	$(12,567,522)	$(24,296,984)	$(7,489,312)

ACORN INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

(In US dollars, except share data)

	For the years ended December 31,
	2008 (As restated)	2009	2010
Financing activities:
Capital contribution from noncontrolling interests	—	758,720	—
Dividends paid	—	—	(49,841,295)
Proceeds from exercise of stock options	463,110	2,062	597,600
Repurchase of ordinary shares	(16,378,724)	(2,288,136)	—
Yiyang Yukang first earn-out payment	—	(6,700,000)	—

Net cash used in financing activities	$(15,915,614)	$(8,227,354)	$(49,243,695)

Effect of exchange rate changes	$6,529,802	$23,897	$3,465,732

Net decrease in cash and cash equivalents	$(1,094,385)	$(4,695,830)	$(51,285,552)
Cash and cash equivalents at the beginning of the year	148,743,159	147,648,774	142,952,944

Cash and cash equivalents at the end of the year	$147,648,774	$142,952,944	$91,667,392

Supplemental disclosure of cash flow information:
Income taxes paid	$1,879,118	$2,567,446	$842,366

Supplemental schedule of non-cash investing and financing activities:
Business combination liability reversal upon contingency resolved, net of tax	$—	$—	$(827,531)

Issuance of ordinary shares as purchase price in Yiyang Yukang acquisition	$3,181,780	$3,304,360	$—

Incurrence (Reversal) of business combination liability in Yiyang Yukang acquisition	$11,107,375	$(10,004,360)	$—

Additional information regarding acquisitions and dispositions:
Acquisition of Yiyang Yukang:
Cash consideration	$6,700,000	$6,700,000
Fair value of ordinary shares issued	3,181,780	3,304,360
Direct expenses related to the acquisition	657,757	—
Business combination liability	11,107,375	(10,004,360)

Assets acquired (including intangible asset of $17,632,341)	$21,646,912	$—

Purchase consideration settled in cash	$(7,357,757)	$(6,700,000)
Add: cash and cash equivalents acquired	386,483	—

Cash outflow on the acquisition	$(6,971,274)	$(6,700,000)

Disposition of Shanghai Yimeng:
Total cash received		$10,477,081
Less: cash and cash equivalents disposed		(34,048,900)

Cash outflow on the disposition		$(23,571,819)

The accompanying notes are an integral part of these consolidated financial statements.

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In US dollars, except share data, unless otherwise stated)

1. Organization and principal activities

Acorn International, Inc. (“Acorn International”) was incorporated in Cayman Islands on December 20, 2005. China DRTV, Inc. (“China DRTV”) was incorporated in the British Virgin Islands (“BVI”) on March 4, 2004.

Acorn International and its subsidiaries and variable interest entities (“VIEs”) (collectively, the “Group”) is an integrated multi-platform marketing company in China which develops, promotes and sells products. The Group’s two primary sales platforms are integrated direct sales and a nationwide distribution network. Direct sales platforms include TV direct sales, third-party bank channel sales, catalogs sales, internet sales and direct sales through print media and radio. Direct sales are not only combined with the nationwide distribution network to market and sell the Group’s products to consumers, but also used to promote and sell third-party branded products to consumers pursuant to joint sales arrangements.

As of December 31, 2010, the subsidiaries and VIEs of Acorn International were as follows:

Name of subsidiaries and variable interest entities	Percentage of ownership	Date of incorporation	Place of incorporation
China DRTV, Inc. (“China DRTV”)	100%	March 4, 2004	BVI
Smooth Profit Limited (“Smooth Profit”)	100%	September 18, 2007	BVI
MK AND T Communications Limited (“MK AND T”)	100%	October 27, 1998	Hong Kong
Bright Rainbow Investments Limited (“Bright Rainbow”)	100%	October 29, 2007	Hong Kong
Acorn Hong Kong Holdings Limited (“Acorn Hong Kong”)	51%	September 10, 2009	Hong Kong
U King Communication Equipment (Hong Kong) Limited (“U King Hong Kong”)	100%	November 30, 2009	Hong Kong
Shanghai Acorn Advertising Broadcasting Co., Ltd. (“Shanghai Advertising”)	100%	August 19, 2004	PRC
Shanghai HJX Digital Technology Co., Ltd. (“Shanghai HJX”)	100%	August 23, 2004	PRC
Acorn International Electronic Technology (Shanghai) Co., Ltd. (“Acorn Electronic”)	100%	August 23, 2004	PRC
Acorn Information Technology (Shanghai) Co., Ltd. (“Acorn Information”)	100%	August 27, 2004	PRC
Beijing Acorn Youngleda Oxygen Generating Co., Ltd. (“Beijing Youngleda”)	100%	October 20, 2004	PRC
Yiyang Yukang Communication Equipment Co., Ltd. (“Yiyang Yukang”)	100%	November 29, 2005	PRC
Zhuhai Sunrana Bio-tech Co., Ltd. (“Zhuhai Sunrana”)	51%	June 16, 2006	PRC
Shanghai Acorn Enterprise Management Consulting Co., Ltd. (“Acorn Consulting”)	100%	September 26, 2006	PRC
Zhuhai Acorn Electronic Technology Co., Ltd. (“Zhuhai Acorn”)	100%	November 8, 2006	PRC
Beijing HJZX Software Technology Development Co., Ltd. (“Beijing HJZX”)	100%	January 22, 2007	PRC
Zhongshan Meijin Digital Technology Co., Ltd. (“Zhongshan Meijin”)	75%	February 13, 2007	PRC
Acorn Trade (Shanghai) Co., Ltd. (“Acorn Trade”)	100%	December 14, 2007	PRC
Shanghai Acorn HJX Software Technology Development Co., Ltd. (“HJX Software”)	100%	May 12, 2009	PRC
Wuxi Acorn Enterprise Management Consulting Co., Ltd. (“Wuxi Acorn”)	100%	January 29, 2010	PRC
Beijing Acorn Trade Co., Ltd. (“Beijing Acorn”)	100%	March 19, 1998	PRC
Shanghai Acorn Network Technology Development Co., Ltd. (“Shanghai Network”)	100%	November 2, 2004	PRC

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In US dollars, except share data, unless otherwise stated)

1. Organization and principal activities—(Continued)

People’s Republic of China (“PRC”) laws and regulations restrict foreign ownership of entities engaged in direct sales in China. To comply with PRC laws and regulations, Acorn International conducts its direct sales through two VIEs (Beijing Acorn and Shanghai Network) which hold direct sales licenses. The two VIEs are owned 100% by two PRC nationals: Yang Dongjie (or Don Dongjie Yang), Acorn International’s president, Chief Executive Officer (“CEO”) and director, and He Chenghong (or David Chenghong He), Acorn International’s former executive officer. Each of the two VIEs was established by the two shareholders on behalf, and for the exclusive benefits of Acorn International. Acorn Information, a wholly-owned subsidiary of Acorn International, entered into various agreements with each of the two VIEs and their shareholders, including (i) Irrevocable Powers of Attorney, under which each of the two shareholders of the VIEs granted to Acorn Information the power to exercise all voting rights as a shareholder of the VIEs, (ii) Loan Agreements, under which Acorn Information made interest-free loans to the shareholders of the VIEs in an aggregate amount of approximately $14.6 million and agreed to make additional interest-free loans not exceeding approximately $3.8 million for capital contributions by the shareholders in the VIEs, (iii) Operation and Management Agreements, under which the shareholders of the VIEs agreed that Acorn Information directs the day-to-day operational and financial activities of the VIEs including appointing directors and senior management, and that the VIEs do not conduct any transactions which might substantially affect their assets, obligations, rights and business operations without the prior written consent of Acorn Information, (iv) Equity Pledge Agreements, under which the shareholders of the VIEs pledged all of their equity interests in the VIEs to Acorn Information as collateral to guarantee the performance of the VIEs under the Operation and Management Agreements and the Exclusive Technical Services Agreements as described below, as well as their personal obligations under the Loan Agreements, (v) Exclusive Purchase Agreements, under which the shareholders of the VIEs irrevocably granted Acorn Information an exclusive option to purchase at any time if and when permitted under PRC law, all or any portion of their equity interests in the VIEs for a price that is the minimum amount permitted by PRC law, and (vi) Technical Service Agreements, under which Acorn Information became the exclusive provider of technical support and consulting services to the VIEs in exchange for service fees.

Through the above arrangements, Acorn Information holds all the variable interests of the two VIEs and has power to direct the activities that most significantly impact the economic success of the VIEs and absorbs the majority of the economic risks and rewards of the VIEs through service fees. The nominal shareholders lack the ability to make decisions that have a significant effect on the VIEs’ operations and do not absorb the expected losses because the capital of the VIEs were funded using loans borrowed from Acorn Information. Therefore, Acorn International is the primary beneficiary of the two VIEs and accordingly, the financial statements of Beijing Acorn and Shanghai Network have been consolidated with Acorn International as its subsidiaries since they were established.

The ownership structures of Acorn Information and each of the two VIEs are in compliance with existing PRC laws and regulations according to the opinions of the Group’s PRC legal counsel. The contractual arrangements among Acorn Information and the two VIEs and their shareholders are valid, binding and enforceable. However, there are uncertainties regarding the interpretation and application of current and future PRC laws and regulations. The PRC regulatory authorities that regulate foreign investment in direct sales companies may take a view in the future that is contrary to the above opinions of the Group’s PRC legal counsel. If the current agreements that establish the structure for conducting the Group’s PRC direct sales business were found to be in violation of existing or future PRC laws or regulations, the Group may be required to restructure its ownership structure and direct sales operations in the PRC to comply with PRC laws and regulations, which may affect the Group’s financial position and cash flows related to these VIE structures. In addition, there are

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In US dollars, except share data, unless otherwise stated)

1. Organization and principal activities—(Continued)

uncertainties in the PRC legal system that could limit the Group’s ability to enforce these contractual agreements in the event that the consolidated VIEs or their shareholders fail to meet their contractual obligations.

The Group believes that its ability to direct the activities of the two VIEs that most significantly impact the VIEs’ economic performance is not affected by the above uncertainties in the PRC legal system. Accordingly, the two VIEs continue to be consolidated VIEs of the Group.

Summary financial information of the Group’s two VIEs included in the accompanying consolidated financial statements is as follows:

	For the years ended December 31,
	2008	2009	2010
Net revenues	$161,788,619	$158,081,331	$195,749,845

Net income (loss)	$(6,001,323)	$13,664,768	$5,243,804

In June 2009, the Group sold 33.0% equity interests in Shanghai Yimeng Software Technology Co., Ltd. (“Shanghai Yimeng”), a previously consolidated subsidiary engaged in development and marketing of CPS stock tracking software. Upon completion of the disposal, the Group’s equity interests in Shanghai Yimeng decreased from 51.0% to 18.0% and the Group ceased to consolidate Shanghai Yimeng as a subsidiary (refer to Note 4 for details of the discontinuance of the stock tracking software business). The Group accounts for the retained investment in Shanghai Yimeng using the cost method of accounting. In 2010, the Group’s investment in Shanghai Yimeng further decreased from 18.0% to 16.2% as a result of the Group’s disposal of 1.8% equity interests.

In January 2010, Shanghai An-Nai-Chi Automobile Maintenance Products Co., Ltd. (“Shanghai An-Nai-Chi”), a previously consolidated subsidiary engaged in manufacturing and selling autocare products, received a cash injection of $1.5 million from a third party investor. Upon the completion of the capital injection, the Group’s equity interests in Shanghai An-Nai-Chi decreased from 51.0% to 33.2% and the Group lost control and ceased to consolidate Shanghai An-Nai-Chi as a subsidiary. The Group accounts for the retained investment in Shanghai An-Nai-Chi using the equity method of accounting.

2. Summary of principal accounting policies

(a) Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with the accounting principles generally accepted in the United States of America (“US GAAP”).

(b) Basis of consolidation

The consolidated financial statements include the financial statements of Acorn International, its majority-owned subsidiaries and consolidated VIEs. All intercompany transactions and balances are eliminated upon consolidation.

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In US dollars, except share data, unless otherwise stated)

2. Summary of principal accounting policies—(Continued)

(c) Use of estimates

The preparation of financial statements in conformity with US GAAP requires the Group to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Significant accounting estimates reflected in the Group’s financial statements include allowance for doubtful accounts, inventory valuation, assumptions related to the valuation of available-for-sale debt securities and embedded derivative, useful lives and impairment of long-lived assets and goodwill, assumptions used in purchase price allocation, assumptions related to the valuation of share-based compensation and related forfeiture rates, assumptions used in determining the fair value of retained noncontrolling investment upon deconsolidation of former subsidiaries, and valuation allowance on deferred tax assets and provision for uncertain tax positions.

(d) Fair value of financial instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (also referred to as an exit price) and expands disclosure requirements about assets and liabilities measured at fair value. The guidance establishes a hierarchy for inputs used in measuring fair value that gives the highest priority to observable inputs and the lowest priority to unobservable inputs as follows:

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

When available, the Group measures the fair value of financial instruments based on quoted market prices in active markets, valuation techniques that use observable market-based inputs or unobservable inputs that are corroborated by market data. The Group uses valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities measured at fair value are classified in the categories of Level 1, Level 2, and Level 3 based on the lowest level input that is significant to the fair value measurement in its entirety. Pricing information the Group obtains from third parties is internally validated for reasonableness prior to use in the consolidated financial statements. When observable market prices are not readily available, the Group generally estimates the fair value using valuation techniques that rely on alternate market data or inputs that are generally less readily observable from objective sources and are estimated based on pertinent information available at the time of the applicable reporting periods. In certain cases, fair values are not subject to precise quantification or verification and may fluctuate as economic and market factors vary and the Group’s evaluation of those factors changes. Although the Group uses its best judgment in estimating the fair value of these financial instruments, there are inherent limitations in any estimation technique. In these cases, a minor change in an assumption could result in a significant change in its estimate of fair value, thereby increasing or decreasing the amounts of the Group’s consolidated assets, liabilities, equity and net income or loss.

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In US dollars, except share data, unless otherwise stated)

2. Summary of principal accounting policies—(Continued)

(d) Fair value of financial instruments—(Continued)

The Group’s financial instruments consist of cash and cash equivalents, restricted cash, short-term investments, accounts receivable, notes receivable, long-term investments, accounts payable and notes payable. For cash and cash equivalents, restricted cash, accounts receivable, notes receivable, accounts payable and notes payable, the carrying amounts of these financial instruments as of December 31, 2008, 2009 and 2010 were considered representative of their fair values due to their short terms to maturity.

(e) Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and highly liquid investments which are unrestricted as to withdrawal or use, and which have original maturities of three months or less when purchased.

(f) Restricted cash

Under the notes payable and third-party bank channel sales arrangements with the banks, the Group is required to maintain certain cash balances in the banks based on the amounts of notes payable granted or certain fixed amounts. These balances related to the notes payable and third-party bank channel sales arrangements were reflected as restricted cash in the balance sheet and amounted to $1,278,788, $2,394,213 and $2,225,882 as of December 31, 2008, 2009 and 2010, respectively.

The restricted cash also included $146,314, nil and nil as of December 31, 2008, 2009 and 2010, respectively, which represented the cash frozen by the court in regard to a pending lawsuit.

(g) Short-term and long-term investments

The Group’s short-term investments consist of trading securities.

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

Securities not classified as either trading securities or held-to-maturity securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses recorded as a component of accumulated other comprehensive income or loss in equity. Realized gains or losses are recognized in the consolidated statements of operations during the period in which the gains or losses are realized. If the Group determines that a decline in the fair value of the individual available-for-sale security is other-than-temporary, the cost basis of the security is written down to the fair value as a new cost basis and the amount of the write-down is accounted for as a realized loss. The new cost basis will not be changed for subsequent recoveries in fair

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In US dollars, except share data, unless otherwise stated)

2. Summary of principal accounting policies—(Continued)

(g) Short-term and long-term investments—(Continued)

value. The Group reviews several factors to determine whether a loss is other-than-temporary. These factors include, but are not limited to: (1) the nature of the investment; (2) the cause and duration of the impairment; (3) the extent to which fair value is less than cost; (4) financial conditions and near term prospects of the issuers; and (5) the Group’s ability to hold the security for a period of time sufficient to allow for any anticipated recovery of its amortized cost or fair value.

The Group recognizes other-than-temporary impairment of debt securities in earnings if the Group has the intent to sell the debt security or if it is more-likely-than-not that the Group will be required to sell the debt security before recovery of its amortized cost basis. The Group evaluates expected cash flows to be received and determines if credit-related losses on debt securities exist, which are considered to be other-than-temporary impairment recognized in earnings.

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

The inventory is stated at the lower of cost or market value. Adjustments are recorded to write down the cost of obsolete and excess inventory to the estimated market value based on historical and forecast demand. The Group estimates excess and slow-moving inventory based upon assumptions of future demands and market conditions. If actual market conditions are less favorable than projected by management, additional inventory write-downs may be required.

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

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

(k) Property and equipment, net

Property and equipment are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated on a straight-line method over the following estimated useful lives:

Estimated useful lives

Buildings	20 years

Leasehold improvements	Lesser of the term of the lease or the estimated useful lives of the assets

Machinery	10 years

Computers and office equipment	3-5 years

Vehicles	4 years

(l) Acquired intangible assets, net

Acquired intangible assets, which consist primarily of distribution networks, trademarks, assembled and trained workforce, securities investment advisory service license and patents, are valued at cost less accumulated amortization. Amortization is computed using the straight-line method over their expected useful lives of 3 to 15 years.

(m) Impairment of long-lived assets

The Group evaluates its long-lived assets and finite-lived intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When these events occur, the Group measures impairment by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the future undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss equal to the excess of the carrying amount over the fair value of the assets.

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

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In US dollars, except share data, unless otherwise stated)

2. Summary of principal accounting policies—(Continued)

(n) Investment in affiliates—(Continued)

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

(o) Goodwill

The Group performs a two-step goodwill impairment test on an annual basis. The first step compares the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The fair value of each reporting unit is estimated using the expected present value of future cash flows. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. Goodwill is reviewed at least annually for impairment, or earlier if there is an indication of impairment. The Group performs an annual goodwill impairment test on October 1.

In 2008, the Group determined that an indication of potential goodwill impairment existed due to the sustained decrease in the Group’s market capitalization below book value along with the consideration of certain 2009 budgeting activities that indicated lower operating results than previously forecasted. After the goodwill impairment test, the Group recognized $7,571,865 goodwill impairment loss in 2008. There was no goodwill balance as of December 31, 2009 and 2010.

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

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In US dollars, except share data, unless otherwise stated)

2. Summary of principal accounting policies—(Continued)

(p) Revenue recognition

Direct sales, net

The Group’s direct sales net revenues primarily represent product sales through the Group’s TV direct sales and other direct sales platforms, such as third-party bank channel sales, outbound calls, catalog sales, internet sales, and direct sales through print media and radio. The Group recognizes net revenues for products sold through its direct sales platforms once the products are delivered to and accepted by the customers (“F.O.B. Destination”).

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

The Group conducted promotional activities of direct sales primarily through the use of cash coupon discounts and the membership-based loyalty program which includes membership points. All such costs are netted against revenues at the time the revenue is recorded. The Group uses historical trend experience to accrue for cash coupon discounts and membership points. In 2008, 2009 and 2010, the costs associated with cash coupon discounts and membership points were insignificant.

The Group relies on China Express Mail Service Corporation (“EMS”) and local delivery companies to provide the Group data as to their successful deliveries for the Group’s direct sales products. EMS and local delivery companies regularly report product delivery information. In 2008, 2009 and 2010, direct sales net revenues were adjusted in the current accounting period based on actual unsuccessful product deliveries experience reported by EMS and local delivery companies. For unsuccessful deliveries, EMS and local delivery companies are required to return the undelivered products to the Group. It generally takes two to three weeks for EMS to return the undelivered products to the Group whereas it generally takes seven days for local delivery companies to do so.

Distribution sales, net

The Group’s distribution sales net revenues represent product sales to the distributors comprising the Group’s nationwide distribution networks. The distributor agreements do not provide discounts, chargeback, price protection or stock rotation rights. However, there were certain distributor agreements that provided performance-based cash rebates which were netted against revenues at the time the revenue was recorded. In 2008, 2009 and 2010, the costs associated with cash rebates were insignificant. The Group recognizes net revenues for products sold through its nationwide distribution networks when the products are delivered to and accepted by the distributors (e.g. “F.O.B. Destination”). In most cases, the distributors are required to pay in advance for the Group’s products. Some distributors are given customary credit terms within the industry based on their creditworthiness.

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In US dollars, except share data, unless otherwise stated)

2. Summary of principal accounting policies—(Continued)

(p) Revenue recognition—(Continued)

Software revenue recognition

The Group generated revenues from annual subscription fees from subscribers for the Group’s stock tracking software which includes access to the Group’s initial software CD containing data analysis tools and services. Upon receipt of the upfront cash payments from the subscriber, the Group provides an access code to the subscriber and activates the subscriber’s account when the subscriber first logs on. This commences the one-year subscription period and the full payment is deferred and recognized ratably over the one-year subscription period. After the initial subscription period, the subscribers can register for an additional one year renewal. The pricing of the initial subscription fee and renewal fee is same regardless of whether it is sold by the Group directly or through the Group’s distribution network. Because the data services are essential to the functionality of the software analysis tools, the Group recognizes revenue ratably over the one-year subscription period. In June 2009, the Group discontinued its stock tracking software business and included a gain from disposition and its results prior to the disposition in income from discontinued operations in the consolidated statements of operations (refer to Note 4 for details of the discontinuance of the stock tracking software business).

Sales returns and product warranty

The Group estimates the amount of sales returns and cost of product warranty replacements based on the products’ historical trend of sales returns and current economic trends including market acceptance of new and existing products. In 2008, 2009 and 2010, the sales returns and warranty replacements were insignificant.

Sales taxes

The Group presented revenues net of sales taxes incurred. The sales taxes amounted to $209,469, $195,923 and $285,092 for the years ended December 31, 2008, 2009 and 2010, respectively. Before subtracting sales taxes, gross direct sales were $167,156,706, $160,553,758 and $196,098,603 and gross distribution sales were $67,190,184, $127,227,785 and $97,427,674 for the years ended December 31, 2008, 2009 and 2010, respectively.

(q) Advertising expenses

The Group records cash advances to the advertising companies as prepaid advertising expenses in the consolidated balance sheets. The Group then expenses the prepaid advertising expenses as the advertisement is shown.

(r) Shipping and handling costs

The Group records costs incurred for shipping and handling as part of other selling and marketing expenses in the consolidated statements of operations. Shipping and handling costs were $9,992,238, $12,431,793 and $8,945,554 for the years ended December 31, 2008, 2009 and 2010, respectively.

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

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

(t) Government subsidies

The Group receives unrestricted government subsidies from local government agencies. The government agencies use their discretion to determine the amount of the subsidies with reference to certain taxes paid by the Group, including value-added, business and income taxes. The Group records unrestricted government subsidies as other operating income in the consolidated statements of operations.

The government subsidies in 2008, 2009 and 2010 were $3,669,893, $5,094,301 and $2,591,538, respectively.

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

(v) Foreign currency translation

The functional currency and reporting currency of Acorn International, China DRTV, Smooth Profit, MK AND T, Bright Rainbow, Acorn Hong Kong and U King Hong Kong are the United States dollar (“US dollar”). Monetary assets and liabilities denominated in currencies other than the US dollar are translated into the US dollar at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the US dollar during the year are converted into US dollar at the applicable rates of exchange prevailing on the first day of the month in which the transactions occurred. Transaction gains and losses are recognized in the consolidated statements of operations.

The financial records of the Group’s PRC subsidiaries and VIEs are denominated in its local currency, the Renminbi (“RMB”), which is the functional currency. Assets and liabilities are translated at the exchange rates at the balance sheet date. Equity accounts are translated at historical exchange rates. Revenues, expenses, gains and

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In US dollars, except share data, unless otherwise stated)

2. Summary of principal accounting policies—(Continued)

(v) Foreign currency translation—(Continued)

losses are translated using the average rate for the period. Translation adjustments are reported as cumulative translation adjustments and are shown as a separated component of accumulated other comprehensive income in the consolidated statements of changes in equity and comprehensive income (loss).

The aggregated gains through foreign currency transactions in 2008 and 2010 were $542,423 and $243,752 and the aggregated losses through foreign currency transactions in 2009 were $1,925.

The RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in China’s foreign exchange trading system market. The Group’s aggregate amount of cash and cash equivalents and restricted cash denominated in RMB amounted to RMB589,841,731, RMB605,716,689 and RMB589,520,324 as of December 31, 2008, 2009 and 2010, respectively.

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

(x) Concentration of credit risk

Financial instruments that potentially expose the Group to concentration of credit risk consist primarily of cash and cash equivalents, restricted cash, available-for-sale securities, derivative instruments, accounts receivable and notes receivable. All of the Group’s cash and cash equivalents and restricted cash are held with financial institutions that the Group believes to be high credit quality. The Group’s available-for-sale securities and derivative instruments are issued by financial institutions with high credit ratings and a Japanese public company listed on the JASDAQ. The Group conducts credit evaluations of customers and generally does not require collateral or other security from its customers. The Group establishes an allowance for doubtful accounts primarily based on the age of the receivables and factors surrounding the credit risk of specific customers.

The Group mainly engaged EMS to deliver products to customers and to collect cash from the customers for direct sales gross revenues through direct sales platforms. As of December 31, 2008, 2009 and 2010, accounts receivables from EMS were $9,010,888, $2,173,542 and $249,541, respectively. These amounts represented 32.5%, 12.8% and 1.6% of the total accounts receivables as of December 31, 2008, 2009 and 2010, respectively.

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

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In US dollars, except share data, unless otherwise stated)

2. Summary of principal accounting policies—(Continued)

(z) Income (loss) per share

The computation of basic and diluted income (loss) per ordinary share from continuing operations, discontinued operations and extraordinary items for the years ended December 31, 2008, 2009 and 2010 was as follows:

	For the years ended December 31,
	2008 (As restated)	2009	2010
Numerator:
Net loss attributable to Acorn International, Inc. shareholders from continuing operations—basic and diluted	$(30,989,421)	$(2,999,844)	$(7,236,712)

Net income attributable to Acorn International, Inc. shareholders from discontinued operations—basic and diluted	$4,219,550	$14,883,108	$—

Net income attributable to Acorn International, Inc. shareholders from extraordinary items—basic and diluted	$—	$—	$827,531

Denominator:
Weighted average ordinary shares outstanding—basic and diluted	86,856,467	88,174,675	88,923,162

Income (loss) per ordinary share:
—continuing operations	$(0.36)	$(0.04)	$(0.08)
—discontinued operations	0.05	0.17	—
—extraordinary items	—	—	0.01

Basic	$(0.31)	$0.13	$(0.07)

—continuing operations	$(0.36)	$(0.04)	$(0.08)
—discontinued operations	0.05	0.17	—
—extraordinary items	—	—	0.01

Diluted	$(0.31)	$0.13	$(0.07)

The Group had 16,020,975, 15,709,569 and 16,171,524 weighted average stock options, stock appreciation rights (“SARs”) and restricted share units (“RSUs”) outstanding in 2008, 2009 and 2010, respectively, which could have potentially diluted income per share in the future, but were excluded in the computation of diluted income (loss) per share in those periods, as the Group had net loss attributable to shareholders from continuing operations in 2008, 2009 and 2010.

(aa) Noncontrolling interest

A noncontrolling interest in a subsidiary of the Group represents the portion of the equity (net assets) in the subsidiary not directly or indirectly attributable to the Group. Noncontrolling interests are presented as a separate component of equity in the consolidated balance sheet and earnings and other comprehensive income are attributed to controlling and noncontrolling interests.

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In US dollars, except share data, unless otherwise stated)

2. Summary of principal accounting policies—(Continued)

(bb) Recently issued accounting pronouncements

In January 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2010-06, “Fair Value Measurements and Disclosures (Topic 820)—Improving Disclosures about Fair Value Measurements”. The ASU 2010-06 amends Accounting Standards Codification (“ASC”) 820 (formerly Statement of Financial Accounting Standards (“SFAS”) 157) to add new requirements for disclosures about (1) the different classes of assets and liabilities measured at fair value, (2) the valuation techniques and inputs used, (3) the activity in Level 3 fair value measurements, and (4) the transfers between Levels 1, 2, and 3. The guidance in the ASU 2010-06 is effective for the first reporting period beginning after December 15, 2009, the adoption of which did not have a material impact on the Group’s financial statements except for the requirement to provide the Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. In the period of initial adoption, entities will not be required to provide the amended disclosures for any previous periods presented for comparative purposes. However, those disclosures are required for periods ending after initial adoption. Early adoption is permitted. The Group does not expect the adoption of the Level 3 guidance of the ASU 2010-06 will have a significant impact on its consolidated financial statements.

In April 2010, the FASB issued ASU 2010-13, “Compensation—Stock Compensation (Topic 718): Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades”. The objective of the ASU 2010-13 is to address the classification of an employee share-based payment award with an exercise price denominated in the currency of a market in which the underlying equity security trades. FASB ASC Topic 718, “Compensation—Stock Compensation”, provides guidance on the classification of a share-based payment award as either equity or a liability. A share-based payment award that contains a condition that is not a market, performance, or service condition is required to be classified as a liability. ASU 2010-13 clarifies that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades should not be considered to contain a condition that is not a market, performance or service condition. Therefore, an entity would not classify such an award as a liability if it otherwise qualifies as equity. The ASU 2010-13 is effective for fiscal years and interim periods within those fiscal years, beginning on or after December 15, 2010. The Group does not expect the adoption of the ASU 2010-13 will have a significant impact on its consolidated financial statements.

In December 2010, the FASB issued ASU 2010-29, “Disclosure of Supplementary Pro Forma Information for Business Combinations”. The ASU 2010-29 specifies that if a public company presents comparative financial statements, the entity should only disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period. ASU 2010-29 is effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010, with early adoption permitted. The adoption of ASU 2010-29 will not impact the Group’s financial position, results of operations, or cash flows.

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

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

Under the agreement, the Group acquired Yiyang Yukang for an initial purchase price of $6,700,000 in cash and 2,564,103 of its ordinary shares at a fair value of $3,181,780 in aggregate, based on average market price of the Group’s ordinary shares for a reasonable period before and after the date of the agreement. The ordinary shares repurchased through the Group’s share repurchase program were used for the acquisition. The Group’s total expenses related to the acquisition were $657,757. A business combination liability resulted from the acquisition and amounted to $11,107,375 as of the acquisition date, which represents the excess of the fair value of the acquired net assets over cost.

The following table represented the initial purchase price and business combination liability on the acquisition date:

Initial cash consideration	$6,700,000
Fair value of initial ordinary shares issued	3,181,780
Direct expenses related to the acquisition	657,757
Business combination liability	11,107,375

Total	$21,646,912

The assets acquired and liabilities assumed in the acquisition were as follows on the acquisition date:

		Amortization Period
Current assets	$21,939,361
Property and equipment, net	223,783
Other long-term assets	135,829

Total tangible assets	22,298,973

Current liabilities	(11,599,517)
Income tax payable, non-current	(3,103,316)

Total liabilities assumed	(14,702,833)

Intangible asset—distribution network	17,632,341	8 years
Deferred tax liability on intangible asset amortization	(3,581,569)	8 years

Total	$21,646,912

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In US dollars, except share data, unless otherwise stated)

3. Acquisition—(Continued)

The Group shall additionally pay up to three earn-out payments equivalent to the maximum amount of $37.1 million in a combination of cash and ordinary shares, contingent on Yiyang Yukang meeting the following earnings targets for the respective periods:

Tranche	Earning targets of Yiyang Yukang for the earn-out contingent payments
First	Net profit for 2008 reaches RMB60,000,000 and net profit for the first quarter of 2009 reaches RMB40,000,000
Second	Net profit for 2009 reaches RMB120,000,000
Third	Net profit for 2010 reaches RMB120,000,000

In 2009, Yiyang Yukang met the first earn-out payment earnings target for 2008 and the first quarter of 2009. The Group paid out $6,700,000 in cash and 2,564,103 of its ordinary shares at a fair value of $3,304,360 in aggregate, based on average market price of the Group’s ordinary shares for a reasonable period before and after the date of the agreement. In addition, Yiyang Yukang did not meet the second earn-out payment earnings target for 2009 and the Group did not need to pay the second earn-out payment. The business combination liability after the first earn-out payment amounted to $1,103,015 as of December 31, 2009.

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

In 2010, Yiyang Yukang did not meet the third earn-out payment earnings target for 2010 and the Group did not need to pay the third earn-out payment. The business combination liability of $1,103,015, as excess of fair value of the acquired net assets over cost, was allocated as a pro rata reduction to the carrying amounts of certain acquired assets, and the remaining excess of $827,531 after reducing the assets value to zero was recognized as an extraordinary gain, net of tax in the consolidated statement of operations for the year ended December 31, 2010.

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

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In US dollars, except share data, unless otherwise stated)

3. Acquisition—(Continued)

Pro forma (unaudited)

The following table summarizes unaudited pro forma results of operations for the year ended December 31, 2008 assuming that the acquisition occurred as of January 1, 2008. These pro forma results have been prepared for comparative purpose only based on the Group’s best estimate and do not purport to be indicative of the results of operations which actually would have resulted had the acquisition occurred as of January 1, 2008.

Pro forma year ended December 31, 2008 (As restated)
(Unaudited)
Net revenues	$302,217,950

Net loss attributable to Acorn International Inc. shareholders	$(22,414,989)

Loss per ordinary share:
Basic	$(0.26)

Diluted	$(0.26)

4. Disposal of stock tracking software business

In June 2009, in order to focus on the Group’s core competency and enhance operating efficiency, the Group sold 33.0% of its equity interests in Shanghai Yimeng, a company engaged in the development and marketing of CPS stock tracking software. Shanghai Yimeng was established in December 2005 with 51.0% of its equity interests held by the Group and 49.0% by Shanghai Yimeng Digital Technology Co., Ltd., a third party of the Group. The Group sold the 33.0% equity interests to a shareholder of Shanghai Yimeng Digital Technology Co., Ltd. for a total cash consideration of $10.5 million. The gain on deconsolidation of $16.4 million was calculated as the difference between: a) the aggregate of (1) the cash consideration received of $10.5 million, (2) the fair value of the retained 18.0% equity interests of $4.2 million, (3) the 49.0% noncontrolling interests with a negative carrying amount of $1.6 million, and b) Shanghai Yimeng’s net assets with a negative carrying amount of $3.3 million. The resulting gain on disposition of $16.4 million was included in income from discontinued operations for the year ended December 31, 2009. The income tax expense on the gain of disposition was $2.0 million. There were no remaining assets or liabilities associated with discontinued operations in the consolidated balance sheet as of December 31, 2009.

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

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In US dollars, except share data, unless otherwise stated)

4. Disposal of stock tracking software business—(Continued)

The discontinued operations were retrospectively reflected for all the prior years presented in the consolidated statements of operations. The following shows summarized operating results reported as discontinued operations for the years ended December 31, 2008 and 2009:

	For the years ended December 31,
	2008	2009
Net revenues	$16,530,024	$7,447,940

Income from discontinued operations before income taxes	$9,036,863	$17,207,914
Income tax expenses	(763,234)	(1,845,225)

Income from discontinued operations	$8,273,629	$15,362,689

In 2010, the Group decreased its investment in Shanghai Yimeng from 18.0% to 16.2% as a result of the Group’s disposal of 1.8% equity interests.

5. Short-term and long-term investments

Trading securities

The Group’s trading securities were marketable equity shares. The cost and fair value of the trading securities as of December 31, 2008, 2009 and 2010 were as follows:

	December 31,
	2008		2009		2010
	Cost	Fair value	Cost	Fair value	Cost	Fair value
Trading securities	9,104,901	10,088,054	$17,254,651	$18,572,790	$8,464,468	$10,267,178

Investment gain (loss) of trading securities for the years ended December 31, 2008, 2009 and 2010 consisted of the following and was included in the other income (expenses) in the consolidated statements of operations:

	For the years ended December 31,
	2008	2009	2010
Realized gain from sales of trading securities	$426,004	$1,210,816	$1,323,079
Unrealized holding gain (loss)	(155,445)	333,137	458,266

	$270,559	$1,543,953	$1,781,345

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

In June 2007, the Group purchased Note A from a bank. Note A had a contractual variable interest rate ranging from 0%-8% (increased to 9% and 10% in years 6-10 and 11-15, respectively), computed based on the

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In US dollars, except share data, unless otherwise stated)

5. Short-term and long-term investments—(Continued)

Available-for-sale securities—(Continued)

number of days in which the 6-month USD-LIBOR rate is within a stated range. Interests are paid at fixed intervals on a quarterly basis. Interests received on Note A for the years ended December 31, 2008 and 2009 were $800,000 and $164,445, respectively, which was included in the other income in the consolidated statements of operations. The issuer had an option to call the note before or at maturity for an amount equal to principal plus any unpaid interests. The maturity date of Note A was June 14, 2022. On March 14, 2009, Note A was called by the issuer for an amount equal to principal plus all unpaid interests. The Group received the total redemption value on March 16, 2009 with no realized gain or loss recognized in 2009.

In August 2007, the Group purchased Note B from a bank. Note B has a contractual variable interest rate ranging from 0%-12%, computed based on the number of days in which both the Nikkei 225 index and the 3-month USD-LIBOR-BBA are above or within the stated ranges, respectively. Interests are paid at fixed intervals on a quarterly basis. Interests received on Note B for the years ended December 31, 2008, 2009 and 2010 were $31,740, nil and nil, respectively, which was included in the other income in the consolidated statements of operations. The issuer has an option to call the note before or at maturity for an amount equal to principal plus any unpaid interests. Note B matures on August 3, 2019.

Note B contains an embedded derivative instrument that is linked to an equity index and an interest rate index. The embedded derivative is bifurcated from the debt host for separate accounting, and is measured at fair value initially and at the end of each reporting period (refer to Note 6). The debt host is accounted for as an available-for-sale security. The discount arising from bifurcation of the embedded derivative is amortized through interest income over the term of the note using effective interest method. The initial fair values of the embedded derivative and the debt host were $5,287,940 and $4,712,060, respectively.

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

The cost and fair value of the available-for-sale securities as of December 31, 2010 were as follows:

	Cost	Unrealized gain	Accrued interest	Estimated fair value
Note B—debt host	$4,712,060	$336,000	$1,153,940	$6,202,000
Equity shares of the Japanese company	1,355,325	276,577	—	1,631,902

	$6,067,385	$612,577	$1,153,940	$7,833,902

The cost and fair value of the available-for-sale securities as of December 31, 2009 were as follows:

	Cost	Unrealized gain	Accrued interest	Estimated fair value
Note B—debt host	$4,712,060	$463,620	$771,010	$5,946,690
Equity shares of the Japanese company	1,355,325	40,744	—	1,396,069

	$6,067,385	$504,364	$771,010	$7,342,759

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In US dollars, except share data, unless otherwise stated)

5. Short-term and long-term investments—(Continued)

Available-for-sale securities—(Continued)

The cost and fair value of the available-for-sales securities as of December 31, 2008 were as follows:

	Cost	Unrealized gain	Accrued interest	Estimated fair value
Note A	$10,000,000	$(378,165)	$35,555	$9,657,390
Note B—debt host	4,712,060	(1,450,000)	—	3,262,060

	$14,712,060	$(1,828,165)	$35,555	$12,919,450

The short-term investments as of December 31, 2008, 2009 and 2010 were as follows:

	December 31,
	2008	2009	2010
Trading securities	$10,088,054	$18,572,790	$10,267,178
Note A	9,657,390	—	—

	$19,745,444	$18,572,790	$10,267,178

The long-term investments as of December 31, 2008, 2009 and 2010 were as follows:

	December 31,
	2008	2009	2010
Note B—debt host	$3,262,060	$5,946,690	$6,202,000
Note B—embedded derivative	2,012,940	677,310	848,000
Equity shares of the Japanese company	—	1,396,069	1,631,902

	$5,275,000	$8,020,069	$8,681,902

In 2009, the Group re-evaluated its investment in Note B and bifurcated the embedded derivative contained in the debt host security. In 2007 and 2008, the accounting treatment of the embedded derivative within the debt host was an accounting error. The impact on the prior periods’ financial statements was immaterial based on a qualitative and quantitative evaluation of the error for each of the three years in the period ended December 31, 2009 in accordance with Staff Accounting Bulletin (“SAB”) Topic 1M, “Materiality”, and SAB Topic 1N, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements”. Therefore the Group has not adjusted the financial statements for 2007 and 2008 for this error.

6. Derivative instruments

In September 2009, the Group and two third parties formed Acorn Hong Kong for the purpose of establishing business alliance relationship with and invest in a Japanese company listed on JASDAQ securities exchange. The Group and the other two parties each held 51.0%, 19.5% and 29.5% equity interests in Acorn Hong Kong, respectively. As the Group held controlling interests in Acorn Hong Kong, the Group consolidated Acorn Hong Kong since its inception. In November 2009, Acorn Hong Kong purchased 950,000 ordinary shares and 450 share options each to subscribe for 1,000 ordinary shares of the Japanese company for cash

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In US dollars, except share data, unless otherwise stated)

6. Derivative instruments—(Continued)

consideration of $1,541,142. Acorn Hong Kong held less than 20% of the equity interests of the Japanese company and does not have the ability to exercise significant influence in the operations of the Japanese company. The Group recorded the investment in 950,000 ordinary shares as an available-for-sale security (refer to Note 5). The 450 share options are fully vested, non-forfeitable, and exercisable in three years. The Group recorded $185,818 for the original estimated fair value of the share options in other long-term assets. The share options are considered a derivative instrument and are therefore marked to market at the end of each reporting period based on the market price of the underlying ordinary shares. The share options were valued at $215,192 and $243,914 as of December 31, 2009 and 2010. Accordingly, the Group recorded a gain of $29,374 and $28,722 due to changes in the fair value of the derivative as an increase in other long-term assets and other income in 2009 and 2010, respectively (refer to Note 7 for disclosure of the method and assumptions used in determining the fair value of the share options).

The Group’s investment in Note B contains an embedded derivative instrument that is linked to an equity index and an interest rate index. The embedded derivative has been bifurcated and accounted for at fair value with changes in the fair value recorded in the consolidated statements of operations. On the date when Note B was issued, the Group recorded $5,287,940 initial estimated fair value of the embedded derivative in long-term investments on the consolidated balance sheet. The embedded derivative was valued at $2,012,940, $677,310 and $848,000 as of December 31, 2008, 2009 and 2010, respectively. In 2008 and 2009, the Group recorded losses due to changes in the fair value of the embedded derivative of $3,275,000 and $1,335,630, respectively, which were included in the other expenses in the consolidated statements of operations. In 2010, the Group recorded gains due to changes in the fair value of the embedded derivative of $170,690, which were included in the other income in the consolidated statement of operations (refer to Note 7 for disclosure of the method and assumptions used in determining the fair value of the embedded derivative).

7. Fair value measurement

The Group did not have any liabilities measured at fair value on a recurring or non-recurring basis for the years ended December 31, 2008, 2009 and 2010.

Assets measured at fair value on a recurring basis

As of December 31, 2010, the Group’s assets measured at fair value on a recurring basis subsequent to initial recognition were as follows:

	Fair value measurements using
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Trading securities	$10,267,178	$—	$—	$10,267,178
Note B	—	—	7,050,000	7,050,000
Equity shares of the Japanese company	1,631,902	—	—	1,631,902
Share options of the Japanese company	—	243,914	—	243,914

	$11,899,080	$243,914	$7,050,000	$19,192,994

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

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

The fair value of the share options of the Japanese company requires the observable inputs directly or indirectly obtained from active markets, including the Japanese company’s stock price, volatility, interest rate, dividends, marketability and expected return requirements. The Group used the Black-Scholes-Merton option-pricing model to determine the fair value of the share options. As such, the derivative asset is classified as a Level 2 instrument.

Note A and Note B (including the embedded derivative) are index-linked notes measured using a discounted cash flow projection on principal and interest based on assumptions supported by, derived or implied from quoted market prices or rates, adjusted for the specific features of the instruments. They are classified as Level 3 instruments. Determining the appropriate fair value model and calculating the fair value of the instruments

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In US dollars, except share data, unless otherwise stated)

7. Fair value measurement—(Continued)

Assets measured at fair value on a recurring basis—(Continued)

require the input of significant estimates and assumptions, some of which are unobservable. The significant estimates and assumptions include comparable bonds issued by the same issuer, risk-free interest rates, global banking industry bond yield curve, data on the indices, volatilities and dividend yield. For initial recognition of Note B, the allocation of the estimates of the fair value of the Note B to the embedded derivative and the debt host is based on the “with and without” method. Subsequent to the initial recognition, the embedded derivative and the debt host are each measured at fair value using appropriate valuation methodology, with any changes in the fair value of the embedded derivative and the debt host recorded in earnings and accumulated other comprehensive income or loss, respectively.

The fair value estimates presented above were based on pertinent information available to the Group as of December 31, 2008, 2009 and 2010. Although the Group is not aware of any factors that would significantly affect its fair value estimates, such amounts have not been comprehensively revalued for purposes of financial statements since December 31, 2008, 2009 and 2010, respectively, and current estimates of fair value may differ significantly from the amounts presented.

Assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3 inputs)

A summary of changes in Level 3 instruments for the years ended December 31, 2008, 2009 and 2010 was as follows:

	For the years ended December 31,
	2008	2009	2010
Balance at beginning of the year	$18,669,240	$14,932,390	$6,624,000
Redemption of Note A	—	(10,000,000)	—
Gain (Loss) on change in fair value of embedded derivative	(3,275,000)	(1,335,630)	170,690
Unrealized gain (loss) included in accumulated other comprehensive income	(271,849)	2,291,785	(127,620)
Accrued interest	(190,001)	735,455	382,930

Balance at end of the year	$14,932,390	$6,624,000	$7,050,000

Total gains (losses) for the years ended December 31, 2008, 2009 and 2010 included in net income (loss) that are attributable to the change in unrealized gains or losses relating to the assets and liabilities still held as of December 31, 2008, 2009 and 2010 consisted of a loss on change in fair value of embedded derivative of $3,275,000 and $1,335,630 and a gain on change in fair value of embedded derivative of $170,690, which were reported in other income (expenses) in the consolidated statements of operations in 2008, 2009 and 2010, respectively.

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In US dollars, except share data, unless otherwise stated)

7. Fair value measurement—(Continued)

Assets measured at fair value on a non-recurring basis

The following table presents the Group’s assets measured at fair value on a non-recurring basis for the year ended December 31, 2010:

		Fair value measurements using
	Year ended December 31, 2010	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total gains
Investment in an affiliate	$1,096,751	$—	$—	$1,096,751	$1,038,542

Upon deconsolidation of Shanghai An-Nai-Chi in January 2010, the Group retained 33.2% equity interests in Shanghai An-Nai-Chi with a carrying amount of $58,209 and accounted for the retained investment using the equity method of accounting. The 33.2% retained investment was recorded at the fair value of $1,096,751 on the date the Group deconsolidated Shanghai An-Nai-Chi. The gain on deconsolidation of $1,038,542 was recognized in other income in the statement of operations for the year ended December 31, 2010. For the year ended December 31, 2010, the Group derecognized $0.1 million noncontrolling interests in Shanghai An-Nai-Chi in its consolidation statement of changes in equity and comprehensive income (loss) upon deconsolidation. The Group applied the income approach in measuring the equity value of Shanghai An-Nai-Chi using significant estimates and assumptions, some of which are unobservable. The significant estimates and assumptions include business assumptions, weighted average cost of capital and terminal growth rate.

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

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In US dollars, except share data, unless otherwise stated)

7. Fair value measurement—(Continued)

Assets measured at fair value on a non-recurring basis—(Continued)

Upon deconsolidation of Shanghai Yimeng in June 2009, the Group retained 18.0% equity interests in Shanghai Yimeng with a negative carrying amount of $597,376 and accounted for the retained investment using the cost method of accounting. The 18.0% retained investment was recorded at the fair value of $4,196,707 on the date the Group deconsolidated Shanghai Yimeng. The Group applied the income approach in measuring the equity value of Shanghai Yimeng using significant estimates and assumptions, some of which are unobservable. The significant estimates and assumptions include business assumptions, weighted average cost of capital and terminal growth rate.

8. Accounts receivable

An analysis of allowance for doubtful accounts for the years ended December 31, 2008, 2009 and 2010 was as follows:

	For the years ended December 31,
	2008	2009	2010
Balance at beginning of the year	$1,580,214	$3,524,673	$1,597,556
Charged to expenses	2,423,722	121,960	58,517
Charges taken against allowance	(479,263)	(2,049,077)	(982,831)

Balance at end of the year	$3,524,673	$1,597,556	$673,242

9. Inventory

Inventory consisted of the following:

	December 31,
	2008	2009	2010
Raw materials and work in progress	$14,236,630	$11,131,629	$4,327,077
Finished goods and merchandise goods	15,285,050	15,049,000	18,343,964

	$29,521,680	$26,180,629	$22,671,041

As of December 31, 2008, 2009 and 2010, a portion of finished goods and merchandise goods and certain raw materials and work in process inventory were in excess of the Group’s current requirements based on the recent level of sales. The Group had plans to reduce the inventory to desired levels over the near term through reduced pricing or larger incentives and estimated that losses will probably be incurred on its disposition. The Group recorded inventory write-downs of $4,732,725, $5,112,603 and $13,016,799 as of December 31, 2008, 2009 and 2010 primarily for obsolete and slow-moving finished goods and merchandise inventory.

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In US dollars, except share data, unless otherwise stated)

10. Other prepaid expenses and current assets

Other prepaid expenses and current assets consisted of the following:

	December 31,
	2008	2009	2010
Advances to suppliers	$2,036,232	$2,712,740	$3,561,467
Prepaid income tax	1,149,688	246,071	426,755
Other prepaid expenses	10,176,608	4,835,726	5,610,860

	$13,362,528	$7,794,537	$9,599,082

The Group made allowance for doubtful accounts in the aggregate amount of $663,294 and $36,424 in 2008 and 2010, respectively. The Group reversed the allowance for doubtful accounts in the aggregate amount of $1,097,904 in 2009.

11. Property and equipment, net

Property and equipment, net consisted of the following:

	December 31,
	2008	2009	2010
Buildings	$10,378,406	$10,399,957	$10,722,664
Leasehold improvements	1,434,811	1,134,018	1,169,206
Machinery	199,621	370,010	430,827
Computers and office equipment	7,398,446	6,518,785	7,209,272
Vehicles	1,443,119	1,428,366	1,205,722

	$20,854,403	$19,851,136	$20,737,691
Less: accumulated depreciation and amortization	(5,212,969)	(6,477,832)	(8,408,993)

	$15,641,434	$13,373,304	$12,328,698
Construction in progress	—	1,445,100	6,979,188

	$15,641,434	$14,818,404	$19,307,886

The construction in progress is a new factory building on the land in Qingpu district of Shanghai.

Depreciation and amortization expenses for property and equipment were $1,326,081, $2,092,583 and $2,200,616 for the years ended December 31, 2008, 2009 and 2010, respectively.

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In US dollars, except share data, unless otherwise stated)

12. Acquired intangible assets, net

Acquired intangible assets, net consisted of the following:

	December 31,
	2008	2009	2010
Distribution networks	$19,962,190	$4,714,317	$2,329,849
Trademarks	2,447,064	2,962,303	2,864,348
Assembled and trained workforce	232,928	—	—
Patents	311,210	178,232	—
Securities investment advisory service license	365,786	—	—

	$23,319,178	$7,854,852	$5,194,197
Less: accumulated amortization	(2,005,229)	(4,673,256)	(2,633,444)

	$21,313,949	$3,181,596	$2,560,753

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

The Group recorded amortization expenses of $602,790, $2,992,679 and $477,082 for the years ended December 31, 2008, 2009 and 2010, respectively. The amortization expenses of the above intangible assets will be approximately $436,241, $328,878, $315,278, $301,699 and $301,699 for 2011, 2012, 2013, 2014 and 2015, respectively.

13. Investments in affiliates

Investments accounted for under the equity method of accounting

In July 2008, the Group invested 30.0% equity interests in Kela (Hong Kong) Jewelry Investment Limited (“Kela”) for cash of $1.2 million. In October 2009, the Group increased its investment in Kela from 30.0% to 35.0%. In July 2010, the Group’s investment in Kela decreased from 35.0% to 22.1% as a result of dilution due to issuance of additional shares by Kela to new investors. As the Group has the ability to exercise significant influence over Kela, the Group accounts for this investment using the equity method of accounting. The Group’s equity in losses of Kela in 2008, 2009 and 2010 were $40,939, $12,351 and $443,123, respectively, and were recognized in other expenses in the consolidated statements of operations.

In June 2009, the Group invested 26.0% equity interests in KYOBI Cosmetics (Hong Kong) Co., Limited (“KYOBI”) for cash of RMB8.0 million USD equivalents. As the Group has the ability to exercise significant influence over KYOBI, the Group accounts for this investment using the equity method of accounting. The Group’s equity in losses of KYOBI in 2009 was $403,986 and was recognized in other expenses in the consolidated statement of operations. In April 2010, the Group sold all its equity interests in KYOBI to another shareholder of KYOBI, a third party of the Group, for cash of RMB8.0 million USD equivalents. The gain on the disposition of the investment in KYOBI in 2010 was $404,750 and was recognized in other income in the consolidated statement of operations.

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In US dollars, except share data, unless otherwise stated)

13. Investments in affiliates—(Continued)

Investments accounted for under the equity method of accounting—(Continued)

In January 2010, Shanghai An-Nai-Chi, a company which previously was a 51.0% equity-owned consolidated subsidiary of the Group, received a cash injection of $1.5 million from a third party of the Group. After the cash injection, the Group retained 33.2% equity interests in Shanghai An-Nai-Chi and no longer had control in Shanghai An-Nai-Chi. As the Group holds one out of five board seats on the Board of Shanghai An-Nai-Chi and has significant influence over financial and operating decision-making after deconsolidation, the Group accounts for the retained 33.2% equity interests using the equity method of accounting. The retained investment was re-measured at fair value of $1.1 million on the date the Group deconsolidated Shanghai An-Nai-Chi (refer to Note 7 for fair value measurements relating to the retained investment). The Group’s equity in losses of Shanghai An-Nai-Chi in 2010 was $353,598 and was recognized in other expenses in the consolidated statement of operations.

Investment accounted for under the cost method of accounting

In June 2009, the Group sold 33.0% equity interests in Shanghai Yimeng, a company which previously was a 51.0% equity-owned consolidated subsidiary of the Group. After the sale, the Group retained 18.0% equity interests in Shanghai Yimeng and did not have the ability to exercise significant influence over Shanghai Yimeng’s operational and financial policies and activities. The Group accounts for the retained 18.0% equity interests using the cost method of accounting. The retained investment was recorded at fair value of $4.2 million on the date the Group deconsolidated Shanghai Yimeng (refer to Note 4 for details of deconsolidation of Shanghai Yimeng and Note 7 for fair value measurements relating to the retained investment). In 2010, the Group’s investment in Shanghai Yimeng decreased from 18.0% to 16.2% as a result of the Group’s disposal of 1.8% equity interests.

14. Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consisted of the following:

	December 31,
	2008	2009	2010
Other taxes payable	$4,086,616	$2,906,553	$3,835,875
Accrued employee payroll and welfare	3,522,526	2,897,918	1,183,013
Other payable	5,029,413	5,357,401	3,376,522
Accrued expenses	2,081,090	2,480,212	2,160,322
Advances from customers	4,933,175	1,196,058	705,649

	$19,652,820	$14,838,142	$11,261,381

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

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In US dollars, except share data, unless otherwise stated)

15. Dividend payable

On December 18, 2009, the board of directors of Acorn International approved and declared a special cash dividend of $0.33 per ordinary share on its outstanding shares to shareholders of record as of the close of trading on December 31, 2009 directly from the share premium account of Acorn International. The total dividend payable as of December 31, 2009 was $29,322,782. The balance of additional paid-in capital was reduced for the full amount of this special dividend of $29,322,782 as of December 31, 2009.

On October 18, 2010, the board of directors of Acorn International approved and declared a special cash dividend of $0.23 per ordinary share on its outstanding shares to shareholders of record as of the close of trading on November 15, 2010 directly from the share premium account of Acorn International. The dividend payable as of December 31, 2010 was $15,177. The balance of additional paid-in capital was reduced for the full amount of this special dividend of $20,533,690 as of December 31, 2010.

16. Share-based compensation

In May 2006, the Group adopted the 2006 Equity Incentive Plan (the “2006 Option Plan”) which allows the Group to offer a variety of incentive awards to employees, officers, directors or individual consultants or advisors who render services to the Group and authorized the issuance of 24,133,000 ordinary shares. Under the 2006 Option Plan, the share options and SARs are generally granted with an exercise price equal to the fair market value of the underlying shares, as determined by the Group’s board of directors at the date of grant and expire after ten years and six years, respectively, with vesting occurring 25% upon grant and the remaining 75% vesting ratably over three years. Certain share options and SARs granted vest immediately upon grant, and certain share options and SARs granted vest upon the satisfaction of certain performance targets. The proceeds from the exercise of the SARs by the grantee will be equity settled by delivery of equivalent fair value of ordinary shares of the Group.

In 2010, the Group granted RSUs to its employees that require no exercise price with one-twelfth to vest on the last day of each three-month period during the three years following the grant date. The holders of the RSUs are not entitled to voting but have the right to receive dividend equivalents with respect to any unpaid RSUs they hold as of the applicable record date for any dividend payment if Acorn International declares a cash dividend on its outstanding ordinary shares. The dividend equivalents are subject to the same vesting and other terms as the original RSUs to which they relate.

The Group recorded compensation expense of $4,467,734 (as restated), $1,845,885 and $215,171 for the years ended December 31, 2008, 2009 and 2010, respectively. In connection with the acquisition of Yiyang Yukang, the Group granted 900,000 performance-based share options in 2009 under the 2006 Option Plan. These share options were to vest in three equal tranches of 300,000 share options each upon Yiyang Yukang meeting certain earnings targets in 2008 to 2010 (refer to Note 3). As the earnings targets for 2009 and 2010 were not met, the Group did not record any compensation expenses for the second and third tranches of share options.

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In US dollars, except share data, unless otherwise stated)

16. Share-based compensation—(Continued)

The fair value of each share option granted in 2009 was estimated on the date of grant using the binomial option-pricing formula. The risk-free interest rate for periods within the contractual life of the share option is based on the yield of ten-year USD Chinese International Government Bond with similar time maturity of the share option valued as of grant date. The Group uses historical data to estimate share option exercise and employee termination within the pricing formula. The contractual life of the share option is ten years. Expected volatilities are based on the weighted average historical volatility of the Group and the comparable companies with the time period commensurate with the expected time period.

2009
Average risk-free interest rate	4.48%
Contractual life of the share option	10 years
Average expected volatility rate	72.98%
Average dividend yield	0%

The fair value of each RSU granted in 2010 was based on quoted market price of the Group’s ordinary share on the grant date.

A summary of the share options and SARs activities for the year ended December 31, 2010 and the information regarding the share options and SARs outstanding as of December 31, 2010 were as follows:

	Number of share options/ SARs	Weighted average exercise price	Weighted average remaining contract terms	Aggregate intrinsic value
Share options/SARs outstanding at January 1, 2010	16,125,781	$2.65
Granted	—	$—
Forfeited	(1,129,971)	$2.20
Exercised	(360,000)	$1.66

Share options/SARs outstanding at December 31, 2010	14,635,810	$2.71	3.17 years	$—

Share options/SARs vested or expected to vest at December 31, 2010	14,635,810	$2.71	3.17 years	$—

Share options/SAR exercisable at December 31, 2010	14,635,810	$2.71	3.17 years	$—

The weighted-average fair value of share options and SARs granted in 2008, 2009 and 2010 was nil, $1.05 and nil, respectively. The total fair value of options and SARs vested in 2008, 2009 and 2010 was $5,134,790, $1,873,984 and $101,859, respectively. The aggregate intrinsic value of options and SARs exercised in 2008, 2009 and 2010 was $186,881, $298 and $18,000, respectively.

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In US dollars, except share data, unless otherwise stated)

16. Share-based compensation—(Continued)

A summary of the RSUs activities for the year ended December 31, 2010 was as follows:

	Number of RSUs	Weighted average grant date fair value
Nonvested at January 1, 2010	—	$—
Granted	407,044	$1.40
Forfeited	—	$—
Vested	(60,000)	$1,39

Nonvested at December 31, 2010	347,044	$1.40

As of December 31, 2010, there was $454,886 in total unrecognized compensation expense related to unvested share-based compensation arrangements granted under the 2006 Option Plan, which is expected to be recognized over a weighted-average period of 2.33 years.

17. Taxation

Acorn International is incorporated in the Cayman Islands and is not subject to tax in this jurisdiction.

China DRTV and Smooth Profit are incorporated in the British Virgin Islands and are not subject to tax in this jurisdiction.

The Group’s Hong Kong subsidiaries, MK AND T, Bright Rainbow, Acorn Hong Kong and U King Hong Kong, are subject to Hong Kong statutory income tax on their Hong Kong sourced income.

On March 16, 2007, the PRC government promulgated Law of the People’s Republic of China on Enterprise Income Tax (“New EIT Law”), which was effective from January 1, 2008. Under the New EIT Law, domestically-owned enterprises and foreign-invested enterprises are subject to a uniform tax rate of 25%. While the New EIT Law equalizes the tax rates for domestically-owned and foreign-invested companies, preferential tax treatment would continue to be given to companies in certain encouraged sectors and to enterprises classified as high and new technology companies, whether domestically-owned or foreign-invested enterprises. The New EIT Law also provides a five-year transition period starting from its effective date for those enterprises which were established before the promulgation date of the New EIT Tax Law and which were entitled to a preferential tax treatment such as a reduced tax rate or a tax holiday. The tax rate of such enterprises will transition to the uniform tax rate of 25% within a five-year transition period and the tax holiday, which has been enjoyed by such enterprises before the effective date of the New EIT Law, may continue to be enjoyed until the end of the holiday.

Shanghai Advertising registered in Pudong New District, Shanghai of the PRC, is subject to 18% Corporate Income Tax (“CIT”) in 2008, 20% CIT in 2009 and 22% CIT in 2010 pursuant to the local tax preferential arrangement. Acorn Information registered in Pudong New District, Shanghai of the PRC, is subject to 22% CIT in 2010 pursuant to the local tax preferential arrangement. The Group’s remaining PRC subsidiaries are subject to the statutory rate of 25% in 2008, 2009 and 2010 in accordance with the New EIT Law.

Shanghai HJX, Acorn Electronic, Beijing Youngleda, Yiyang Yukang and Zhuhai Acorn, as foreign-invested manufacturing enterprises which are scheduled to operate for at least ten years, are entitled to a two-year

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In US dollars, except share data, unless otherwise stated)

17. Taxation—(Continued)

exemption and three-year 50% reduction starting from the first profit making year after absorbing all prior years’ tax losses, which can be carried forward for five years (the “Tax Holiday”). Under the New EIT Law, enterprises not generating profits before 2008 are required to commence the Tax Holiday beginning January 1, 2008. Acorn Information, as a recognized software company, is eligible for the Tax Holiday from 2005. HJX Software, as a recognized software company, is eligible for the Tax Holiday from 2009.

Tax that would otherwise have been payable without tax holidays amounted to $908,069, $992,459 and $424,875 in 2008, 2009 and 2010, respectively (representing an increase in basic and diluted loss per ordinary share from continuing operations of $0.01, $0.01 and $0.01 in 2008, 2009 and 2010, respectively).

Under the New EIT Law and implementation regulations issued by the PRC State Council, income tax at the rate of 10% is applicable to interest and dividends payable to investors that are “non-resident enterprises”, which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such interest or dividends have their sources within the PRC. Undistributed earnings of the Group’s PRC subsidiaries of $71,636,772, $105,084,071 and $83,162,516 as of December 31, 2008, 2009 and 2010, respectively, are considered to be indefinitely reinvested and, accordingly, no provision for PRC dividend withholding tax has been provided thereon. Upon distribution of these earnings in the form of dividends or otherwise in the future, the Group would be subject to PRC withholding tax at 10% or a lower treaty rate.

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

The Group has made its assessment of the level of authority for each tax position (including the potential application of interests and penalties) based on the technical merits, and has measured the unrecognized benefits associated with the tax positions. As of December 31, 2008, 2009 and 2010, the Group had unrecognized tax benefits of approximately $3.1 million, $3.1 million and $3.1 million, respectively. The unrecognized tax benefits would impact the effective income tax if recognized. A reconciliation of the beginning and ending amount of unrecognized tax benefits for the years ended December 31, 2008, 2009 and 2010 was as follows:

	For the years ended December 31,
	2008	2009	2010
	(in million)	(in million)	(in million)
Unrecognized tax benefits at beginning of the year	$—	$3.1	$3.1
Increases related to acquired business	3.1	—	—

Unrecognized tax benefits at end of the year	$3.1	$3.1	$3.1

As of December 31, 2008, 2009 and 2010, the amount of interests and penalties related to uncertain tax positions was immaterial. The Group does not anticipate any significant increases or decreases to its liabilities for unrecognized tax benefits within the next twelve months.

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In US dollars, except share data, unless otherwise stated)

17. Taxation—(Continued)

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of income taxes is due to computational errors made by the taxpayer. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined, but an underpayment of income tax liability exceeding RMB100,000 (approximately $15,000) is specifically listed as a special circumstance. In the case of a transfer pricing related adjustment, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. The Group’s PRC subsidiaries are therefore subject to examination by the PRC tax authorities from 2006 through 2010 on non-transfer pricing matters, and from 2001 through 2010 on transfer pricing matters.

Reconciliation between the effective income tax rate and the PRC statutory income tax rate was as follows:

	For the years ended December 31,
	2008	2009	2010
PRC statutory tax rate	25%	25%	25%
Tax effect of expenses that are not deductible for tax purposes and deferred tax effect due to phase out incentives	(5)%	(3)%	1%
Effect of differences between PRC statutory tax rate and foreign effective tax rates	(15)%	(29)%	(8)%
Effect of preferential tax treatments granted to PRC subsidiaries	4%	17%	4%
Effect of deferred tax assets valuation allowance	(9)%	34%	(4)%

Effective tax rate	—	44%	18%

The principal components of the Group’s deferred income tax assets and liabilities as of December 31, 2008, 2009 and 2010 were as follows:

	December 31,
	2008	2009	2010
Deferred tax assets:
Allowance and reserves	$1,984,369	$1,501,117	$3,062,507
Accrued expenses	—	227,697	519,384
Revenue recognition difference	2,270,767	513,116	722,491
Advertising expenses	—	404,040	387,084
Yiyang Yukang long-term assets reduction	—	—	19,992
Net operating losses	2,062,348	1,323,593	1,065,595

	$6,317,484	$3,969,563	$5,777,053
Less: valuation allowance	(2,840,138)	(1,339,020)	(1,138,088)

	$3,477,346	$2,630,543	$4,638,965

Deferred tax liabilities:
Unrealized gains on trading securities	$(122,195)	$(310,008)	$(450,677)
Fair value step up of retained investment in Shanghai Yimeng	—	(852,036)	(790,627)
Yiyang Yukang intangible asset amortization	(3,581,569)	(37,589)	—

	$(3,703,764)	$(1,199,633)	$(1,241,304)

	$(226,418)	$1,430,910	$3,397,661

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In US dollars, except share data, unless otherwise stated)

17. Taxation—(Continued)

	December 31,
	2008	2009	2010
Deferred tax assets were analyzed as:
Current	$3,477,346	$2,630,543	$4,638,965
Non-current	—	—	—

	$3,477,346	$2,630,543	$4,638,965

Deferred tax liabilities were analyzed as:
Current	$(122,195)	$(310,008)	$(450,677)
Non-current	(3,581,569)	(889,625)	(790,627)

	$(3,703,764)	$(1,199,633)	$(1,241,304)

	$(226,418)	$1,430,910	$3,397,661

As of December 31, 2010, the Group had tax losses carrying forward of $4,799,702. The tax losses will expire in 2013-2015 if they are not used.

The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, the Group believes it is more-likely-than-not that the Group will realize the benefits of these deductible differences, net of the existing valuation allowances as of December 31, 2010. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward periods are reduced.

18. Other income (expenses)

Other income (expenses) consisted of the following:

	For the years ended December 31,
	2008	2009	2010
Investment gain (loss)	$(2,172,701)	$402,142	$3,360,190
Equity in loss of affiliates	(40,939)	(416,337)	(796,721)
Interest income	2,090,698	1,506,751	1,256,036
Others	(544,355)	158,830	209,474

	$(667,297)	$1,651,386	$4,028,979

19. Share repurchase program

In December 2007, the Group adopted a share repurchase program enabling it to repurchase up to an aggregate of $30,000,000 of its ADSs, each representing its three ordinary shares. The share repurchase program continued until April 2008 and was extended by the board of directors in 2008 and run through May 31, 2009. As of December 31, 2008, the Group had repurchased an aggregate of 2,632,747 ADSs, representing 7,898,241

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In US dollars, except share data, unless otherwise stated)

19. Share repurchase program—(Continued)

ordinary shares, on the open market for total cash consideration of $23,211,848. As of December 31, 2009, the Group had repurchased an aggregate of 3,272,013 ADSs, representing 9,816,039 ordinary shares, on the open market for total cash consideration of $25,499,984.

In December 2008, the Group issued 2,564,103 of its ordinary shares repurchased through the share repurchase program for the acquisition of Yiyang Yukang. The total repurchase costs of the shares issued in December 2008 for the acquisition of Yiyang Yukang is $7,535,642. In June 2009, the Group issued 2,564,103 of its ordinary shares repurchased through the share repurchase program for the acquisition of Yiyang Yukang. The total repurchase costs of the shares issued in June 2009 for the acquisition of Yiyang Yukang is $6,351,796. In 2010, the Group issued 60,000 of its ordinary shares repurchased through the share repurchase program for the RSUs issued to its employees. The total repurchase costs of the shares issued in 2010 for the RSUs issued to its employees is $148,600.

20. Mainland China contribution plan and profit appropriation

Employees of the Group in the PRC are entitled to retirement benefits calculated with reference to their salaries basis upon retirement and their length of service in accordance with a PRC government-managed retirement plan. The PRC government is directly responsible for the payments of the benefits to these retired employees. The Group is required to make contributions to the government-managed retirement plan based on certain percentages of the employees’ monthly salaries. The amounts contributed by the Group were $1,248,862, $1,237,011 and $1,427,666 for the years ended December 31, 2008, 2009 and 2010, respectively.

In addition, the Group is required by law to contribute medical, unemployment, housing and other statutory benefits based on certain percentages of the employees’ monthly salaries. The PRC government is directly responsible for the payments of the benefits to these employees. The amounts contributed by the Group were $1,224,088, $1,225,763 and $1,361,564 for the years ended December 31, 2008, 2009 and 2010, respectively.

In accordance with relevant PRC Company Law and regulations and the Group’s Articles of Association, the Group’s PRC subsidiaries were required to appropriate 10% of their respective profit after taxation reported in their statutory financial statements prepared under the PRC GAAP to the statutory surplus reserve. The Group has statutory reserve balance of $6,146,485, $4,369,781 and $5,195,416 as of December 31, 2008, 2009 and 2010, respectively. The appropriation of statutory surplus reserve will cease upon the balance of the statutory surplus reserve reaching 50% of the companies’ registered capital. The statutory surplus reserves may be used to make up losses or for conversion into the shareholders’ equity.

21. Commitments and contingencies

(A) Leases commitments

The Group leases certain office premises and buildings under non-cancelable leases. Rental expenses under operating leases for 2008, 2009 and 2010 were $2,639,904, $3,260,183 and $2,930,529, respectively.

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In US dollars, except share data, unless otherwise stated)

21. Commitments and contingencies—(Continued)

(A) Leases commitments—(Continued)

As of December 31, 2010, future minimum lease payments under non-cancelable operating leases agreements were as follows:

2011	$1,967,209
2012	1,223,859
2013	782,409
2014	313,253
2015 and thereafter	93,341

$4,380,071

(B) Advertising commitments

As of December 31, 2010, the commitments for the advertising contracts signed by the Group were as follows:

2011	$41,862,184

Of the total commitments, $8,318,968 was prepaid as of December 31, 2010.

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

22. Segment and geographic information

The Group engages primarily in direct sales, including TV direct sales, third-party bank channel sales, catalogs sales, internet sales and direct sales through print media and radio, and distribution sales through its nationwide distribution network in the PRC.

The Group’s chief operating decision maker has been identified as the CEO, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. The Group uses the management approach to determine operating segments. The management approach considers the internal organization and reporting used by the Group’s chief operating decision makers for making decisions, allocating resources and assessing performance. Based on this assessment, the Group has determined that it has two operating and reporting segments, which are direct sales, net and distribution sales, net.

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

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In US dollars, except share data, unless otherwise stated)

22. Segment and geographic information—(Continued)

The Group’s revenues are all generated from external customers in the PRC. The revenues by each group of similar products are as follows:

	For the years ended December 31,
Product	2008	2009	2010
Cell phones	$56,242,401	$61,276,510	$125,074,305
Electronic learning device and dictionary	61,175,108	105,223,419	69,534,653
Beauty and health products	59,666,463	74,974,358	39,183,074
Collectible products	16,141,592	9,515,504	18,039,843
Consumer electronics	22,008,208	9,666,139	14,034,617
Autocare products	2,034,029	7,053,383	9,753,122
Other products	17,079,089	20,072,230	17,906,663

Total gross revenues	$234,346,890	$287,781,543	$293,526,277
Less: sales taxes	(209,469)	(195,923)	(285,092)

Total revenues, net	$234,137,421	$287,585,620	$293,241,185

The gross profit by segments is as follows:

	For the years ended December 31,
	2008	2009	2010
Direct sales	$83,646,739	$92,826,982	$88,830,925
Distribution sales	29,863,732	44,130,740	22,687,761

Total	$113,510,471	$136,957,722	$111,518,686

Geographic information

The Group operates in the PRC and all of the Group’s long-lived assets are located in the PRC.

In 2008, 2009 and 2010, no customer accounted for 10% or more of the Group’s net revenues.

23. Related party transactions

Transactions with employees

The Group’s customers include distributors who are owned by certain employees of the Group. Details of the transactions for the years ended December 31, 2008, 2009 and 2010 were as follows:

	For the years ended December 31,
	2008	2009	2010
Sales	$11,523,922	$16,202,838	$10,638,174
Accounts receivable	730,897	1,011,897	142,238

These sales represented 4.9%, 5.6% and 3.6% of the total gross revenues in 2008, 2009 and 2010, respectively.

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In US dollars, except share data, unless otherwise stated)

24. Restricted net assets

Relevant PRC laws and regulations permit payments of dividends by the Group’s PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. As a result of these PRC laws and regulations, the Group’s PRC subsidiaries are restricted in their abilities to transfer a portion of their net assets either in the form of dividends, loans or advances, which restricted portion amounted to $52,722,592 as of December 31, 2010. This amount is made up of the registered equity of the Group’s PRC subsidiaries and the statutory reserves disclosed in Note 20. In addition, as a result of the Group’s restructuring effective January 1, 2005, retained earnings of $20,336,734 related to the pre-restructuring companies was unavailable for distribution as a normal dividend to Acorn International in accordance with relevant PRC laws and regulations.

25. Subsequent events

In January 2011, the Group’s investment in Shanghai Yimeng decreased from 16.2% to 12.9% as a result of dilution due to issuance of additional shares by Shanghai Yimeng to a new investor.

26. Restatement

Subsequent to issuance, the Group restated the consolidated financial statements and financial statement schedule as of and for the years ended December 31, 2008 and 2009 to reflect the following material adjustment:

Since 2005, Acorn International granted share options and SARs that contain provisions requiring employees to exercise vested awards within a specified period after termination of employment. Vested awards not exercised within the specified period are generally canceled. In 2008, the Group improperly reversed $1,178,502 previously recognized compensation expense for vested awards that were returned unexercised because of termination of employment. The Group has determined that such compensation expense should not have been reversed because the grantees had rendered the requisite services for the awards to vest. The adjustment to correct the accounting error has resulted in an increase in general and administrative expenses and an increase in additional paid-in capital of $1,178,502 for the year ended December 31, 2008. The carryover effect of the aforementioned adjustment has resulted in a decrease in retained earnings and an increase in additional paid-in capital of $1,178,502 as of December 31, 2009. The effects of correcting this error are shown below:

CONSOLIDATED BALANCE SHEETS

	December 31, 2008
	As previously reported	As restated
Additional paid-in capital	$205,651,072	$206,829,574
Retained earnings	9,737,468	8,558,966

	December 31, 2009
	As previously reported	As restated
Additional paid-in capital	$178,176,225	$179,354,727
Retained earnings	18,573,296	17,394,794

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In US dollars, except share data, unless otherwise stated)

26. Restatement—(Continued)

CONSOLIDATED STATEMENT OF OPERATIONS

	For the year ended December 31, 2008
	As previously reported	As restated
General and administrative expenses	$(27,746,833)	$(28,925,335)
Total operating (expenses) income	(143,074,073)	(144,252,575)
Loss from operations	(29,563,602)	(30,742,104)
Loss before income taxes, discontinued operations and extraordinary items	(30,230,899)	(31,409,401)
Loss from continuing operations	(30,235,867)	(31,414,369)
Net loss	(21,962,238)	(23,140,740)
Net loss attributable to Acorn International, Inc shareholders	(25,591,369)	(26,769,871)
Loss per ordinary share:
—Continuing operations	$(0.34)	$(0.36)

Basic	$(0.29)	$(0.31)

—Continuing operations	$(0.34)	$(0.36)

Diluted	$(0.29)	$(0.31)

Loss from continuing operations, net of tax	$(29,810,919)	$(30,989,421)

Includes share-based compensation related to:
General and administrative expenses	$2,997,097	$4,175,599
Total share-based compensation expenses	3,289,232	4,467,734

CONSOLIDATED STATEMENT OF CASH FLOWS

	For the year ended December 31, 2008
	As previously reported	As restated
Operating activities:
Net loss	$(21,962,238)	$(23,140,740)
Share-based compensation	3,289,232	4,467,734

In addition, certain numbers previously disclosed in the Note 2(z), “Income (loss) per share”, Note 3, “Acquisition” and Note 16, “Share-based compensation” have been restated.

ADDITIONAL INFORMATION—FINANCIAL STATEMENT SCHEDULE I

ACORN INTERNATIONAL, INC.

These financial statements have been prepared in conformity with accounting principles generally accepted in the United States.

FINANCIAL INFORMATION OF PARENT COMPANY

BALANCE SHEETS

(In US dollars, except share data)

	December 31,
	2008 (As restated)	2009 (As restated)	2010
Assets
Current assets:
Cash and cash equivalents	$57,037,995	$48,188,467	$3,215,618
Short-term investments	9,657,390	—	—
Other current assets	171,710	118,212	68,443
Amounts due from subsidiaries	8,918,791	9,963,344	2,522,609

Total current assets	75,785,886	58,270,023	5,806,670
Investments in subsidiaries	113,001,522	148,120,697	148,162,084
Amount due from a subsidiary	1,200,000	—	—
Investment in an affiliate	—	—	743,153
Long-term investments	5,275,000	6,624,000	7,050,000

Total assets	$195,262,408	$213,014,720	$161,761,907

Liabilities and equity
Current liabilities:
Other current liabilities	$880,470	$1,436,293	$703,640
Dividend payable	—	29,322,782	15,177

Total current liabilities	880,470	30,759,075	718,817

Equity:
Ordinary shares ($0.01 par value; 100,000,000 shares authorized, 93,543,506, 93,544,748 and 93,904,748 shares issued and 88,209,368, 88,856,915 and 89,276,915 shares outstanding as of December 31, 2008, 2009 and 2010, respectively)	935,435	935,447	939,047
Additional paid-in capital	204,292,050	176,817,203	157,092,684
Retained deficit	(10,282,848)	(1,447,020)	(8,004,801)
Accumulated other comprehensive income	15,113,507	17,562,561	22,480,106
Treasury stock, at cost (5,334,138, 4,687,833 and 4,627,833 shares as of December 31, 2008, 2009 and 2010, respectively)	(15,676,206)	(11,612,546)	(11,463,946)

Total equity	194,381,938	182,255,645	161,043,090

Total liabilities and equity	$195,262,408	$213,014,720	$161,761,907

FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF OPERATIONS

(In US dollars)

	For the years ended December 31,
	2008 (As restated)	2009	2010
Operating expenses:
Other selling and marketing expenses	$1,361,489	$1,176,988	$1,267,745
General and administrative expenses	6,183,919	3,647,183	1,134,131

Total operating expenses	7,545,408	4,824,171	2,401,876

Loss from operations	(7,545,408)	(4,824,171)	(2,401,876)
Equity in earnings (losses) of subsidiaries	(18,116,119)	17,051,897	(5,395,226)
Other income (expenses)	(1,108,344)	(344,462)	1,387,921

Income (loss) before income taxes	(26,769,871)	11,883,264	(6,409,181)
Income taxes	—	—	—

Net income (loss) attributable to Acorn International, Inc. shareholders	$(26,769,871)	$11,883,264	$(6,409,181)

FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF CHANGES IN EQUITY AND COMPREHENSIVE INCOME (LOSS)

(In US dollars, except share data)

	Ordinary shares		Additional Paid-in capital	Retained earnings (deficit)	Accumulated other comprehensive income	Treasury stock, at cost		Total equity	Comprehensive income (loss)
	Shares	Amount				Shares	Amount
Balance at January 1, 2008	93,255,440	$932,554	$199,364,087	$20,840,885	$7,690,985	(2,049,000)	$(6,833,124)	$221,995,387
Exercise of stock options	288,066	2,881	460,229	—	—	—	—	463,110
Repurchase of ordinary shares	—	—	—	—	—	(5,849,241)	(16,378,724)	(16,378,724)
Issuance of repurchased shares in connection with the acquisition of Yiyang Yukang	—	—	—	(4,353,862)	—	2,564,103	7,535,642	3,181,780
Share-based compensation (as restated)	—	—	4,467,734	—	—	—	—	4,467,734
Net loss (as restated)	—	—	—	(26,769,871)	—	—	—	(26,769,871)	$(26,769,871)
Unrealized losses on available-for-sales securities	—	—	—	—	(271,849)	—	—	(271,849)	(271,849)
Foreign currency translation adjustments	—	—	—	—	7,694,371	—	—	7,694,371	7,694,371

Balance at December 31, 2008 (as restated)	93,543,506	$935,435	$204,292,050	$(10,282,848)	$15,113,507	(5,334,138)	$(15,676,206)	$194,381,938	$(19,347,349)

Exercise of stock options	1,242	12	2,050	—	—	—	—	2,062
Repurchase of ordinary shares	—	—	—	—	—	(1,917,798)	(2,288,136)	(2,288,136)
Issuance of repurchased shares in connection with the acquisition of Yiyang Yukang	—	—	—	(3,047,436)	—	2,564,103	6,351,796	3,304,360
Share-based compensation	—	—	1,845,885	—	—	—	—	1,845,885
Appropriated special dividend	—	—	(29,322,782)	—	—	—	—	(29,322,782)
Net income	—	—	—	11,883,264	—	—	—	11,883,264	$11,883,264
Unrealized losses on available-for-sales securities	—	—	—	—	2,312,564	—	—	2,312,564	2,312,564
Foreign currency translation adjustments	—	—	—	—	136,490	—	—	136,490	136,490

Balance at December 31, 2009 (as restated)	93,544,748	$935,447	$176,817,203	$(1,447,020)	$17,562,561	(4,687,833)	$(11,612,546)	$182,255,645	$14,332,318

Exercise of stock options	360,000	3,600	594,000	—	—	—	—	597,600
Issuance of repurchased shares upon vesting of restricted share units	—	—	—	(148,600)	—	60,000	148,600	—
Share-based compensation	—	—	215,171	—	—	—	—	215,171
Appropriated special dividend	—	—	(20,533,690)	—	—	—	—	(20,533,690)
Net loss	—	—	—	(6,409,181)	—	—	—	(6,409,181)	$(6,409,181)
Unrealized losses on available-for-sales securities	—	—	—	—	(7,345)	—	—	(7,345)	(7,345)
Foreign currency translation adjustments	—	—	—	—	4,924,890	—	—	4,924,890	4,924,890

Balance at December 31, 2010	93,904,748	$939,047	$157,092,684	$(8,004,801)	$22,480,106	(4,627,833)	$(11,463,946)	$161,043,090	$(1,491,636)

FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF CASH FLOWS

(In US dollars)

	For the years ended December 31,
	2008 (As restated)	2009	2010
Operating activities:
Net income (loss) attributable to Acorn International, Inc. shareholders	$(26,769,871)	$11,883,264	$(6,409,181)
Share-based compensation	4,467,734	1,845,885	215,171
Equity in (earnings) losses of subsidiaries	18,116,119	(17,051,897)	5,395,226
Equity in earnings of an affiliate	—	—	(684,944)
Loss (Gain) on change in fair value of derivative asset	3,275,000	1,335,630	(170,690)
Accrued interests on available-for-sale securities	190,001	(735,455)	(382,930)
Changes in operating assets and liabilities:
Other current assets	652,111	53,498	49,769
Amounts due from subsidiaries	(109,596)	(1,044,553)	7,440,735
Other current liabilities	(481,121)	555,823	(732,653)

Net cash provided by (used in) operating activities	$(659,623)	$(3,157,805)	$4,720,503

Investing activities:
Redemption of available-for-sale securities by the issuer	—	10,000,000	—
Investments in subsidiaries	(20,357,757)	(7,905,649)	(449,657)
Amounts due from a subsidiary	(1,200,000)	1,200,000	—

Net cash provided by (used in) investing activities	$(21,557,757)	$3,294,351	$(449,657)

Financing activities:
Dividends paid	—	—	(49,841,295)
Proceeds from exercise of stock options	463,110	2,062	597,600
Repurchase of ordinary shares	(16,378,724)	(2,288,136)	—
Yiyang Yukang first earn-out payment	—	(6,700,000)	—

Net cash used in financing activities	$(15,915,614)	$(8,986,074)	$(49,243,695)

Net decrease in cash and cash equivalents	$(38,132,994)	$(8,849,528)	$(44,972,849)
Cash and cash equivalents at the beginning of the year	95,170,989	57,037,995	48,188,467

Cash and cash equivalents at the end of the year	$57,037,995	$48,188,467	$3,215,618

FINANCIAL INFORMATION OF PARENT COMPANY

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009, AND 2010

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

*            *             *

*            *