Form 20-F
period 2011-12-31
Acorn International, Inc.
filed 2012-04-23
CIK 1365742

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 89,938,784

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☐  Yes    ☒  No

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

Large accelerated filer  ☐                    Accelerated filer  ☒                    Non-accelerated filer  ☐

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

This annual report on Form 20-F includes our audited consolidated statements of operation data for the years ended December 31, 2009, 2010 and 2011, and audited consolidated balance sheet data as of December 31, 2010 and 2011.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The following selected consolidated statements of operations data for the three years ended December 31, 2009, 2010 and 2011, and the selected consolidated balance sheet data as of December 31, 2010 and 2011, have been derived from our consolidated financial statements for the years ended December 31, 2009, 2010 and 2011, and are included elsewhere in this annual report. Our selected consolidated statements of operations data for the years ended December 31, 2007 and 2008, and our consolidated balance sheet data as of December 31, 2007, 2008 and 2009, have been derived from our audited consolidated financial statements that are not included in this annual report. The selected consolidated financial data should be read in conjunction with those consolidated financial statements and related notes and Item 5, “Operating and Financial Review and Prospects” in this annual report. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP.

	For the years ended December 31,
	2007	2008	2009	2010	2011
	(in thousands, except share and per share data)
Condensed Consolidated Statements of Operations Data
Revenues:
Direct sales, net	$181,320	$166,947	$160,358	$195,821	$291,525
Distribution sales, net	66,717	67,190	127,228	97,420	70,533

Total revenues, net	248,037	234,137	287,586	293,241	362,058

Cost of revenues:
Direct sales	85,982	83,301	67,531	106,990	160,360
Distribution sales	37,366	37,326	83,097	74,732	45,584

Total cost of revenues	123,348	120,627	150,628	181,722	205,944

Gross profit	124,689	113,510	136,958	111,519	156,114

Operating (expenses) income:
Advertising expenses	(74,966)	(73,381)	(61,048)	(58,470)	(68,563)
Other selling and marketing expenses(1)	(29,250)	(38,317)	(42,956)	(43,377)	(59,854)
General and administrative expenses(1)	(26,100)	(28,926)	(31,196)	(25,434)	(31,681)
Impairment of goodwill and intangible assets	—	(8,668)	(15,248)	—	—
Other operating income, net	3,144	5,039	6,004	2,977	5,084

Total operating (expenses) income	(127,172)	(144,253)	(144,444)	(124,304)	(155,014)

Income (loss) from operations	(2,483)	(30,743)	(7,486)	(12,785)	1,100
Other (expenses) income	13,711	(626)	2,068	4,826	7,822
Income tax (expense) benefit	13	(5)	2,539	1,539	(3,111)

Equity in losses of affiliates	—	(41)	(417)	(797)	(772)
Income (loss) from continuing operations	11,241	(31,415)	(3,296)	(7,217)	5,039
Income from discontinued operations, net of taxes	14,474	8,274	15,363	—	—
Income from extraordinary items, net of tax	—	—	—	827	—

Net income (loss)(2)(3)	25,715	(23,141)	12,067	(6,390)	5,039
Net income attributable to non-controlling interests	(7,063)	(3,629)	(184)	(19)	84

Net income (loss) attributable to Acorn International, Inc	18,652	(26,770)	11,883	(6,409)	5,123
Deemed dividend on Series A convertible redeemable preferred shares	(54)	—	—	—	—

Net income (loss) attributable to holders of ordinary shares	$18,598	$(26,770)	$11,883	$(6,409)	$5,123

Income (loss) per ordinary share:
Basic	$0.20	$(0.31)	$0.13	$(0.07)	$0.06

Diluted	$0.19	$(0.31)	$0.13	$(0.07)	$0.06

Weighted average number of shares used in calculating income (loss) per ordinary share
Basic	77,738,701	86,856,467	88,174,675	88,923,162	89,629,395

Diluted	84,472,947	86,856,467	88,174,675	88,923,162	89,796,835

	As of December 31,
	2007	2008	2009	2010	2011
	(in thousands)
Condensed Consolidated Balance Sheet Data
Cash and cash equivalents	$148,743	$147,649	$142,953	$91,667	$111,180
Prepaid advertising expenses	23,151	16,757	9,968	8,433	11,655
Total assets	287,776	304,185	273,383	214,632	245,676
Deferred revenue	13,352	12,798	—	—	—
Total liabilities	35,160	74,860	68,357	30,812	48,781
Total liabilities and equity	$287,776	$304,185	$273,383	$214,632	$245,676

	For the years ended December 31,
	2009	2010	2011
	(in thousands, except percentages)
Selected Operating Data
Number of inbound calls generated through direct sales platforms	7,450	6,487	6,107
Conversion rate for inbound calls to product purchase orders	31.0%	25.4%	31.4%
Total TV direct sales program minutes	410	290	186

(1)	Includes share-based compensation of:

	For the years ended December 31,
	2007	2008	2009	2010	2011
	(in thousands)
Other selling and marketing expenses	$(423)	$(292)	$(94)	$—	$—
General and administrative expenses	$(6,096)	$(4,176)	$(1,751)	$(215)	$(130)

(2)	Includes:

	For the years ended December 31,
	2007	2008	2009	2010	2011
	(in thousands)
Share-based compensation	$(6,519)	$(4,468)	$(1,846)	$(215)	$(130)
Goodwill and intangible assets impairment losses	—	(8,668)	(15,248)	—	—
(Loss) Gain on change in fair value of derivative assets	—	(3,275)	(1,306)	199	306

(3)

Net income for the periods presented reflect effective tax rates, which may not be representative of our long- term expected effective tax rates in light of the tax holidays and exemptions enjoyed by certain of our PRC subsidiaries and our consolidated affiliated entities. See Item 5.A, “Operating and Financial Review and Prospects—Operating Results—Taxation”.

Exchange Rate Information

We have published our financial statements in U.S. dollars. Our business is primarily conducted in China and denominated in Renminbi. Periodic reports will be made to shareholders and will be expressed in U.S. dollars using the then current exchange rates. The conversion of Renminbi into U.S. dollars in this annual report is based on the official base exchange rate published by the People’s Bank of China. Unless otherwise noted, all translations from Renminbi to U.S. dollars in this annual report were made at $1.00 to RMB6.3009, which was the prevailing rate on December 31, 2011. The prevailing rate on April 20, 2012 was $1.00 to RMB6.3042. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

The People’s Bank of China sets and publishes daily a base exchange rate. Until July 21, 2005, the People’s Bank of China set this rate with reference primarily to the supply and demand of Renminbi against the U.S. dollar in the market during the prior day. Beginning on July 21, 2005, the People’s Bank of China has set this rate with reference primarily to the supply and demand of Renminbi against a basket of currencies in the market during the prior day. The People’s Bank of China also takes into account other factors such as the general conditions existing in the international foreign exchange markets. Although governmental policies were introduced in the PRC in 1996 to reduce restrictions on the convertibility of Renminbi into foreign currency for current account items, conversion of Renminbi into foreign exchange for capital items, such as foreign direct investment, loans or security, requires the approval of the State Administration for Foreign Exchange and other relevant authorities.

The following table sets forth various information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you.

Period	Noon Buying Rate
	Period-End	Average(1)	Low	High
2006	7.8087	7.9693	7.8051	8.0705
2007	7.2946	7.5806	7.2946	7.8127
2008	6.8225	6.9193	6.7800	7.2946
2009	6.8282	6.8314	6.8201	6.8399
2010	6.6227	6.7668	6.6227	6.8284
2011	6.3009	6.4445	6.3009	6.6349
October	6.3233	6.3566	6.3233	6.3762
November	6.3482	6.3408	6.3165	6.3587
December	6.3009	6.3281	6.3009	6.3421
2012
January	6.3115	6.3168	6.3001	6.3306
February	6.2919	6.3000	6.2919	6.3116
March	6.2943	6.3081	6.2840	6.3359
April (through April 20, 2012)	6.3042	6.2992	6.2879	6.3072

(1)

Annual average for any given year is calculated by using the average of the exchange rates on the end of each month during such year. Monthly average for any given month is calculated by using the average of the daily rates during such month.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risks Relating to Our Business

Our evolving business model and the evolution of China’s direct sales industry makes it difficult to evaluate our business and future prospects.

Our business model continues to evolve in conjunction with the evolution of China’s direct sales industry (including the TV home shopping industry) and market conditions. The direct sales industry in China is still in the early stage of development and the competitive landscape and range of products being offered continue to evolve rapidly. Our business model has varied throughout our operating history in response to changes in the direct sales industry. Historically, we focused on our proprietary branded products, such as Ozing and Meijin. In 2006, we began selling and marketing certain third-party branded products on our TV direct sales platform pursuant to joint sales arrangement, which, to date, we have sold through our nationwide distribution network only in limited quantities. Additionally, in 2007, we began relationships with four established domestic banks through which we directly market products through specialized catalogs to credit card holders of these banks. As of December 31, 2011, we had established relationships with 33 domestic banks. However, our arrangements with these banks are not exclusive and the banks may send catalogs of our competitors to the credit card holders as well. In addition, the banks retain the right to elect which products are offered in our catalogs, and we may not be able to market our featured products or our highest profit margin products. Further, sales generated from our other direct sales platform have grown at a faster pace than our sales from TV direct sales platform in 2011 primarily due to our utilization of our customer database, the changing regulatory environment and the increase in media price. We expect sales from other direct sales platforms, including catalogs, third party banks, Internet and outbound calls, to be of higher growth potential and growing importance to our business in the future. The evolution of our business model makes it difficult for you to evaluate our business and future prospects.

Our longer term goal is to become the leading media and branding company in China and to capitalize on our integrated multi-media platform with an aim to become partners of choice for both well-established and promising new businesses to market and distribute their products in China. To achieve this goal, our management has adopted a new performance review system since 2010 which focuses on the optimization of our media return. In addition, while maintaining our expansive distribution network, we expect to focus more on our TV and other direct sales platform starting from 2011. However, there can be no assurance that we will be able to effectively implement our business strategies and the new performance review system, which could materially adversely affect our result of operations and prospects.

Our operating results fluctuate from period to period, making them difficult to predict. Our operating results for a particular period could fall below our expectations or the expectations of investors or any market analyst that may issue reports or analyses regarding our ADSs, resulting in a decrease in the price of our ADSs.

Our operating results are highly dependent upon, and will fluctuate based on, the following product-related factors:

•	the mix of TV direct sales programs, including the portion thereof dedicated to products marketed by us pursuant to joint sales arrangements, and brand promotion advertising;

•	the mix of products selected by us for marketing through our TV direct sales programs, our other direct sales channels and our nationwide distribution network and their average selling prices;

•	the mix of our TV versus other direct sales platforms;

•	new product introductions by us or our competitors and our ability to identify new products;

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

Our five best-selling featured products or product lines accounted for 81.8%, 81.4% and 85.6% of our gross revenues in 2009, 2010 and 2011, respectively. In 2011, our electronic learning product line, which has consistently been one of our five best-selling products prior to 2007 and in 2009, has experienced a large decline due to the electronic learning product market decline. Our electronic learning product sales accounted for 17.2% of our gross revenues in 2011. Sales of our cell phone product line, which was our best-selling product in 2010, accounted for 45.7% of our gross revenues in 2011.

Only approximately 15.4% of our TV direct sales customers purchased products through our direct sales platform more than once in 2011. Our featured products may fail to maintain or achieve sufficient consumer market popularity and sales may decline due to, among other factors, the introduction of competing products, entry of new competitors, customer dissatisfaction with the value or quality offered by our products, negative publicity or market saturation (particularly in the area of cell phones). Consequently, our future sales success depends on our ability to successfully identify, develop, introduce and distribute in a timely and cost- effective manner new and appealing products, including new and upgraded products.

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

Furthermore, some of our customers reported that they have received phone calls from certain unidentified third parties impersonating our staff. These unidentified individuals called our customers to request that they (i) modify their order because the ordered product was out of stock or (ii) reject an ordered product upon delivery because it was damaged. In some cases, these unidentified individuals delivered counterfeit or inferior products to our customers. After our internal investigation and the investigation conducted by relevant PRC authorities, a group of impersonators were arrested by the police and were sentenced by the court in August 2011. We believe that this case will play a great role to prevent similar events in the future, however, we can not assure you that similar events won’t happen in the future. We believe that we have taken the necessary steps to prevent similar events from recurring. However, there can be no assurance that we will be able to effectively prevent the recurrence of such events in the future, and in case such events recurs in the future, it could materially adversely affect our reputation among our customers and potential customers and our result of operations.

Our business depends on our access to TV media time to market our products in China, which is limited by PRC regulations. We do not generally have long-term contracts to purchase TV media time, and any regulatory or other disruption of our access to desired TV time slots could negatively impact the effectiveness of our TV direct sales platform.

Our business is dependent on having access to media time to televise our TV direct sales programs. A significant portion of our direct sales, which accounted for 55.8%, 66.8% and 80.5% of our total net revenues in 2009, 2010 and 2011, respectively, are generated through our TV direct sales platform. In addition, our nationwide distribution network is significantly dependent on our TV direct sales platform since our distributors generally seek to distribute products that were or continue to be sold successfully through our TV direct sales programs.

Under PRC regulations, airtime used to broadcast retail sales programs is generally considered advertising time. PRC regulations restrict the overall daily TV advertising time and the amount of TV advertising time during certain time periods. New regulations and rules that imposed tighter restrictions on TV advertising were issued in 2009. The Circular on Strengthening the Administration of TV Direct Sales Advertising and Home Shopping Programs issued by the State Administration of Radio, Film and Television, or SARFT, on September 10, 2009 requires that TV direct sales advertising programs not be broadcasted on some specialized TV channels, including news channels, international channels, and TV home shopping channels and not be broadcasted on satellite TV channels during the period from 6:00pm to 12:00am every day. The Administrative Measures on Advertising on Television or Radio issued by the SARFT on September 8, 2009 and effective as of January 1, 2010 which was amended on November 15, 2011 further requires that the total airtime allocated to commercial advertising on each TV channel not exceed 12 minutes per hour and not exceed 18 minutes in total during the period from 7:00pm to 9:00pm; no commercial advertising shall be inserted in whatever form during broadcasting of an episode (calculated as 45 minutes) of a television drama. Violation of these time restrictions may result in a warning, an order to correct the violation, a fine of up to RMB20,000, the suspension of broadcasting relevant to advertising, the suspension of the operation of the TV channel where the relevant advertising is broadcast, or even the withdrawal of the TV station’s operating license.

Our TV direct sales programs, which are typically five to ten minutes in length, are in most cases treated by TV stations as advertising for purposes of complying with these PRC regulations. Accordingly, adverse or unanticipated regulatory changes, including any change that limits the amount of time available for TV advertising generally or its availability to us, could significantly harm our business or limit our ability to operate. For example, the 2009 new regulations and rules described above have caused a strong increase in media price and as a result, we have to further lower our purchase of TV advertising time to focus on more cost effective channels and time slots and to better control our cost. We purchase TV advertising time mainly from TV advertising agencies that have exclusive rights to sell certain TV advertising time slots for certain TV channels, while we also purchase TV advertising time from TV stations directly. Competition for attractive TV advertising time and for channels in China is intense, in part, due to the daily restrictions discussed above. Competitors for advertising time include other TV-based retail companies and companies seeking to advertise their own products. In addition, certain TV channels have in the past allocated, and might choose in the future to allocate, fewer time slots for TV direct sales programs. As our existing contracts expire, we may be unable to purchase or renew desired advertising time slots on desirable TV channels or at favorable price levels, if at all. Any significant increase in media price or decreases in our access to media time, including as result of any failure to renew or extend our existing contracts with TV stations or their advertising agencies, could negatively impact the effectiveness of our TV direct sales platform and our TV direct sales net revenues and total net revenues.

Our advertising commitments represent our largest operating expenditure. However, our advertising commitments may not generate higher net revenues, thereby negatively impacting our overall profitability.

The purchase of TV advertising time is our largest operating expenditure. A significant increase in the cost of media time could negatively impact our overall profitability. In 2011, we optimized our media resources on the basis of media return data collected in 2010. We ceased the purchase of TV airtime with low media returns and increased the purchase of TV airtime with higher media returns. We expect that our TV direct sales will continue to grow because of the further optimization of our media resources and the increase of our total purchase of TV airtime.

Our TV advertising time purchase contracts typically require us to make full advance payment before broadcasting our TV direct sales programs. As of December 31, 2011, we had signed contracts to purchase $72.6 million of TV advertising time for direct sales programs for 2012. Accordingly, if we fail to manage our media time efficiently or effectively, and our TV advertising efforts fail to generate sufficient return or profit potential, our results of operations and business performance may be materially and adversely affected. In addition, we may be unable to use all of our purchased time due to factors out of our control, such as preemption of our time by special programming events and programming overruns by relevant TV stations. For example, in 2008, approximately 10.1% of our purchased TV advertising time was preempted by these TV stations due to special events such as the Beijing Olympic Games in August 2008, which significantly affected our sales performance in the third quarter. In 2011, approximately 5.61% of our purchased TV advertising time was preempted by these TV stations due to TV station machine inspection or other reasons. Although these TV stations reimburse us or provide us alternative advertising time slots in the event of preemption, this might not fully compensate us for the loss of our desired time slots.

We rely on our nationwide distribution network for a substantial portion of our revenues. Failure to maintain good distributor relations could materially disrupt our distribution business and harm our net revenues.

Our distribution sales account for a substantial portion of our net revenues. In 2009, 2010 and 2011, 44.2%, 33.2% and 19.5%, respectively, of our net revenues were generated through our distributors across China. Our largest distributor accounted for approximately 2.5%, 1.4% and 1.2% of our gross revenues in 2009, 2010 and 2011, respectively. We do not maintain long-term contracts with our distributors. Maintaining relationships with existing distributors and replacing any distributor may be difficult or time consuming. Our failure to maintain good relationships with our distributors could materially disrupt our distribution business and harm our net revenues.

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

Several of our current distributors market and sell some of our and our competitors’ products through their own TV direct sales platforms and call centers. Of those distributors, one was among our five best-performing distributors in 2009, 2010 and 2011, with aggregate revenue contribution of approximately 2.0%, 2.3% and 0.8% of our gross revenues in 2009, 2010 and 2011, respectively. Each of these distributors is a party to our standard distribution arrangement and each operated its own TV direct sales platform prior to becoming our distributor. These distributors continue to operate their own TV direct sales platforms. These distributors’ TV direct sales efforts may compete with and negatively affect our own TV direct sales in their respective territories.

Certain of our distributors are beneficially owned by our employees. It may be difficult for us to effectively evaluate the performance of these distributors or to replace any of them if they are non-performing, underperforming or non-compliant with our distribution agreements.

We have approximately 150 distributors constituting our nationwide distribution network that distribute our products across China. Some of our distributors are owned in part, or in some cases in whole, by certain of our employees or their family members. In 2009, 2010 and 2011, the aggregate sales generated by distributors owned in whole or in part by our employees accounted for approximately 12.7%, 10.9% and 16.9% of our distribution gross revenues, respectively, or 5.6%, 3.6% and 3.3% of our total gross revenues, respectively. Certain of these distributors have been among our top distributors in 2009, 2010 and 2011. We entered into the distribution agreements with these related distributors on an arm’s-length basis and the terms in the distribution agreements with these distributors are the same as those with our independent distributors. Nevertheless, the economic interests held by our employees in our distributors may make it difficult for us to effectively evaluate the performance of such distributors or fine, suspend or terminate a non-performing, under-performing or non-compliant distributor without harming our relationship with those employees.

We may not realize the anticipated benefits of our potential future joint ventures, acquisitions or investments or be able to integrate any acquired employees, businesses, products, which in turn may negatively affect their performance and respective contributions to our results of operations.

From time to time, we conduct acquisitions, make investments or enter into joint ventures with other entities as a means of developing new products, acquiring managerial expertise or further expand our complementary distribution network infrastructure. In addition to the four joint ventures and other minority investments that we currently maintain, we may continue to enter into similar joint ventures or make other acquisitions or investments when proper opportunities occur. Risks related to our existing and future joint ventures, acquisitions and investments include, as applicable:

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

Our operations have grown rapidly. We grew from 128 employees in 2000, to 1,899 employees as of December 31, 2011. In addition, we purchased a fifty-year land use right of a piece of land in Qingpu district of Shanghai in the first quarter of 2009. We have completed construction on a warehouse and a factory for keeping our inventories and manufacturing our proprietary branded products on this land and have finished various completion inspections. We expect to receive relevant building ownership certificates in the near future. We may not be able to successfully operate the factory built on such land due to, among others, our lack of prior experience. Our recent growth has resulted, and future growth could continue to result, in substantial demands being placed on our operational and administrative systems, our financial and management controls and resources, our management and our employee training capabilities. Any failure in these areas could significantly harm our ability to effectively operate our business, accurately report our financial results as a public company and attract and train our employees and management, which could hamper our business strategy and result in deterioration in our operating results.

We depend on our senior management team, key personnel and skilled and experienced employees in all aspects of our business, and our business and operations may be severely disrupted and our performance negatively affected if we lose their services.

Our future success significantly depends upon the continuing service of our senior management team, including Robert W. Roche, our co-founder and executive chairman, Don Dongjie Yang, our co-founder, chief executive officer and director, Peng Lu, our president, Lifu Chen, Rong Wang, Yongqiang Zhu and David Wei Meng, our vice presidents. If one or more members of our senior management team or other key employees are unable or unwilling to continue in their present position, we may not be able to replace them easily or at all, our business could be severely disrupted, and our financial condition and results of operations could be materially and adversely affected. We do not maintain key-man life insurance for any of our senior management.

To maintain our competitive position and expand our operations, we must attract, train and retain skilled and experienced employees in numerous areas, including product development, media procurement and call center operations. The monthly average turnover rate for our call centers ranged from 2.7% to 9.5% in 2009, 2.1% to 12.0% in 2010 and 0.2% to 9.0% in 2011, reflecting both voluntary terminations and termination of employees failing to meet our performance standards. Any inability to attract and retain a significant number of skilled and experienced employees in our call centers or other critical areas could seriously disrupt our business and operations and negatively affect our financial performance.

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

We rely on EMS, the largest national express mail service operated by the China Post Office, and local delivery companies to deliver products sold through our direct sales platforms. EMS and local delivery companies made deliveries of products representing 47.4% and 38.0% of our sales in 2009, respectively, 32.5% and 49.5% of our sales in 2010, respectively, and 37.3% and 45.2% of our sales in 2011, respectively. Although we have started offering credit card payment options for selected card holders, almost all of the products that we sell through our direct sales platforms are delivered and paid for by customers on a cash on delivery, or COD, basis. We rely on EMS and local delivery companies to remit customer payment collections to us. Of the total attempted product deliveries by EMS and local delivery companies on a COD basis, approximately 73%, 68% and 70% were successful in 2009, 2010 and 2011, respectively. Reasons for delivery failure primarily include customer refusal to accept a product upon delivery or failure to successfully locate the delivery address. Although we continue to explore alternative payment methods and expand our credit card payment options, we expect to continue to be dependent on COD customer payments for the foreseeable future.

EMS typically requires 26 days to remit to us the COD payments received from our customers. Of our total accounts receivable balance as of December 31, 2009, 2010 and 2011, $2.2 million or 12.8%, $0.2 million or 1.6% and $1.8 million or 10.7%, respectively, were due from EMS. In addition, from time to time, we have been required to write off certain EMS accounts receivable due to a difference between EMS’s collections according to our records and cash amounts actually received by EMS according to their records. The total amount of EMS-related accounts receivable written off in 2009, 2010 and 2011 was approximately $0.3 million, $0.3 million, and $0.1 million respectively. We may be required to write off similar or higher amounts in the future. We do not maintain a long-term contract with EMS or local delivery companies. Failure or inability to renew our contract with EMS or local delivery companies could disrupt our business and operations and negatively affect our financial performance.

In addition, one local delivery company that we used for delivery of our products became insolvent in 2011 and is currently in the process of liquidation. Although we are trying to recover the outstanding account receivables due from such local delivery company, our management considered that the possibility to fully collect such account receivables is remote and made a $2.5 million bad debt provision in connection with the receivables from such local delivery company. If any similar event occurs in the future, our business and results of operations could be materially and adversely affected.

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

•

numerous domestic and international sellers of consumer branded products that sell their products in China and which compete with our products, such as our Ozing electronic learning products which compete with electronic learning products from BBK, Zhongshan Subor Digital Sound Co., Ltd., Group Sense, and other brands, and our cell phone products which compete with similar products sold by local and international cell phone manufacturers; and

•

traditional retailers and distributors, as well as direct marketers such as Avon and Amway, operating in China which currently or in the future may offer competing products, including products under their own brand, or may otherwise offer or seek to offer small and medium manufacturers and suppliers distribution capabilities throughout China.

Particularly, we are facing more intense competition from TV home shopping companies, whose number has increased significantly during the past years in China. Many of these companies are supported by, or affiliated with, TV or radio stations and therefore may have access to cheaper TV airtime than us.

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

In 2009, 2010 and 2011, approximately 55.8%, 66.8% and 80.5% of our total net revenues, respectively, were generated through our direct sales platforms with orders processed by our call centers. Our call centers rely heavily on our telephone and management information systems, or MIS, to receive customer calls at our call centers, process customer purchases, arrange product delivery and assess the effectiveness of advertising placements and consumer acceptance of our products, among other things. As our business evolves and our MIS requirements change, we may need to modify, upgrade and replace our systems. We work closely with third-party vendors to provide telephone tailored to our specific needs. We are and will continue to be substantially reliant on these third-party vendors for the provision of maintenance, modifications, upgrades and replacements to our systems. If these third-party vendors can no longer provide these services, it may be difficult, time consuming and costly to replace them. Any such modification, upgrading or replacement of our systems may be costly and could create disturbances or interruptions to our operations. Similarly, undetected errors or inadequacies in our telephone and MIS may be difficult or expensive to timely correct and could result in substantial service interruptions.

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

Failure to protect personal and confidential information of our customers could damage our reputation and substantially harm our business, financial condition and results of operations.

We collect and store personally identifiable information of our customers in our database through which we sell and market our products. We may not be able to prevent third parties, such as hackers or criminal organizations, from stealing information provided by our customers to us. In addition, significant capital and other resources may be required to protect against security breaches or to alleviate problems caused by such breaches. The methods used by hackers and others engaged in online criminal activities are increasingly sophisticated and constantly evolving. Even if we are successful in adapting to and preventing new security breaches, any perception by the public that the privacy of customer information are becoming increasingly unsafe or vulnerable to attack could inhibit the growth of online business generally, which in turn may reduce our customers’ confidence and materially and adversely affect our business and prospects. Moreover, we may be obligated to comply with the privacy and data security laws of foreign countries where our customers reside. Our exposure to foreign countries’ privacy and data security laws impacts our ability to collect and use personal data, increases our legal compliance costs and may expose us to liability. As such laws proliferate, there may be uncertainty regarding their application or interpretation, which consequently increases our exposure to potential compliance costs and liability. Even if a claim of noncompliance against us does not ultimately result in liability, investigating or responding to a claim may present significant costs and demands on our management.

We could be liable for breaches of security of our service and third-party payment systems, which may have a material and adverse effect on our reputation and business.

In recent years, we have generated an increasingly significant proportion of our net revenues from payments collected through third-party online payment systems, which are primarily generated from our Internet sales. In such transactions, confidential information, such as customers’ debit and credit card numbers and expiration dates, personal information and billing addresses, is transmitted over public networks and security of such information is essential for maintaining customer confidence. While we have not experienced any breach of our security to date, current security measures may be inadequate. In addition, we expect that an increasing number of our sales will be conducted over the Internet as a result of our expanding customer base and the growing use of online payment systems. We also expect that associated online crime will likely increase accordingly. We must therefore be prepared to increase our security measures and efforts so that our customers have confidence in the reliability of the online payment systems that we use.

We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our product brand, reputation and competitive position. In addition, we may have to enforce our intellectual property rights through litigation. Such litigation may result in substantial costs and diversion of resources and management attention.

We rely on a combination of patent, copyright, trademark and unfair competition laws, as well as nondisclosure agreements and other methods to protect our intellectual property rights. In particular, we rely on the trademark law in China to protect our product brands. We currently maintain approximately 269 trademark registrations in China. The legal regime in China for the protection of intellectual property rights is still at a relatively early stage of development. Despite many laws and regulations promulgated and other efforts made by China over the years to enhance its regulation and protection of intellectual property rights, private parties may not enjoy intellectual property rights in China to the same extent as they would in many western countries, including the United States, and enforcement of such laws and regulations in China has not achieved the levels reached in those countries. Although the PRC State Council approved the State Outlines on the Protection of Intellectual Property on April 9, 2008 in an effort to protect intellectual property, the steps we have taken may still be inadequate to prevent the misappropriation of our intellectual property. Separately, we are in the process of applying for registration or transfer of approximately 143 trademarks in China.

We may be unable to enforce our proprietary rights in connection with these trademarks before such registrations or transfers are approved by the relevant authorities and it is possible that such registrations or transfers may not be approved at all. In addition, manufacturers or suppliers in China may imitate our products, copy our various brands and infringe our intellectual property rights. We have recently discovered unauthorized products in the marketplace that are counterfeit reproductions of our products sold by the retailers within our nationwide distribution network and by third parties in retail stores and on websites. The counterfeit products that we found include our Babaka posture correction products, our Yierjian fitness products, our cosmetic products and our oxygen generation products.

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

We have in the past been, currently are, and in the future may again be, the subject of claims for infringement, invalidity, or indemnification relating to other parties’ proprietary rights. For example, in April 2011, Xinjiang Yujinsheng Advertising Marketing Co., Ltd., or Xinjiang Yujingsheng, filed a suit in the Shanghai First Intermediate People’s Court against Acorn Information Technology (Shanghai) Co., Ltd., Shanghai Jinyifang Culture Communication Co., Ltd. and Xinjiang Guoyu Hetianyu Co., Ltd., alleging that the cicada-shaped jade pendants sold on our website, which were produced and supplied by the other two defendants, infringe upon the patent right for design of Xinjiang Yujingsheng. Xingjiang Yujinsheng claimed damages of RMB1,019,646 (approximately $161,825 ). A court decision was delivered on July 25, 2011 dismissing all the claims of Xingjiang Yujinsheng. Xingjiang Yujinsheng appealed the court decision and the Shanghai Higher People’s Court affirmed the decision of the Shanghai First Intermediate People’s Court on October 17, 2011.

In May 2011, Yangya Zidian Co., Ltd filed a suit in the Beijing First Intermediate People’s Court against Zhongshan Meijin Digital Technology Co., Ltd., alleging that the video “Let’s Talk in English” we provide on our website to the users of our electronic learning products infringe upon the copyright of Yangya Zidian. Yangya Zidian claimed damages of approximately RMB1.4 million (approximately $216,203). After negotiation, Zhongshan Meijin and Yangya Zidian reached a settlement on November 18, 2011 pursuant to which Zhongshan Meijin has paid RMB200,000 (approximately $31,741) to Yangya Zidian and Yangya Zidian has withdrawn the suit.

In June 2011, Bubugao education and electronic Co., Ltd (“Bubugao”) filed a suit in Wuhan Intermediate People’s Court against Shanghai HJX Digital technology Co., Ltd (“HJX”), alleging that video of courseware by

HuangGang middle school we provide in our electronic learning products infringed upon the copyright of Bubugao. Bubugao claimed damages of RMB522,598 (approximately $82,940 ). After negotiation, HJX and Bubugao reached an agreement on October, 2011. HJX has paid RMB 100,000 to Bubugao and Bubugao has withdrawn the suit.

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

In July 2011, Shanghai HJX Digital Technology Co., Ltd., or Shanghai HJX, filed a suit in the People’s Court of Guangzhou Baiyun District against Guangzhou Yangyikang Electric Device Co., Ltd., or Yangyikang, claiming that Yangyikang breached the research and development contract between Yangyikang and Shanghai HJX by not performing its research and development obligations under the contract and asserted that Yangyikang should return the RMB2.0 million (approximately $317,415) R&D fees. On September 30, 2011, Shanghai HJX received the verdict from the People’s Court of Guangzhou Baiyun District on the jurisdiction of the suit. Shanghai HJX was ordered to file the suit in the Guangzhou Intermediate People’s Court. On January 29, 2012, Shanghai HJX filed a suit to the Guangzhou Intermediate People’s Court in accordance with the verdict and the case is currently pending.

In October 2011, Beijing Acorn Trade Co., Ltd., or Beijing Acorn, filed a suit in the People’s Court of Beijing Haidian District against Beijing Jin’anda Delivery Co., Ltd., or Jin’anda, and Wang Juntang claiming that Jin’anda breached the Agency Contract between Beijing Acorn and Jin’anda by not transferring the payments collected from our customers to Beijing Acorn after the delivery of the goods. Beijing Acorn asserted Jin’anda returning of the RMB1,703,090.92 (approximately $270,293) payment of the goods and Wang Juntang paying RMB340,618 (approximately $54,059) for breach of the contract as the joint guarantor. Since the two defendants could not be contacted any more, the People’s Court of Beijing Haidian District has summoned the defendants by announcement and the case is currently pending.

In March 2012, Acorn Information Technology (Shanghai) Co., Ltd., or Acorn Information, received a compliant filed by Hong Kong Hua Feng Shi Ye Co., Ltd., or Hua Feng, in the People’s Court of Nanshan District, Shenzhen against Acorn Information. Hua Feng requested in the complaint that Acorn Information shall continue to perform the business and brand cooperative agreement, or the eroda agreement, in connection with the “eroda” trademarks entered into between Acorn Information and Hua Feng in 2011. We believe that there are no grounds for this claim and are actively defending the case.

In March 2012, Mr. Chengzhi Li filed a labor arbitration against Yiyang Yukang Communication Equipment Co. Ltd., or Yiyang Yukang, with the Arbitration Committee in Baoan District, Shenzhen. Mr. Li alleged his labor contract was illegally terminated and requested for salary and damages in a total amount of RMB1,652,912.85. We believe that there are no grounds for Mr. Li to bring up such claim and are actively defending the case.

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

The manufacture and sale of our products, in particular, our posture correction and neck massager product lines in our health product category, and our sale of other parties’ products could each expose us to product liability claims for personal injuries. Also, if these products are deemed by the PRC authorities to fail to conform to product quality and personal safety requirements in China, we could be subject to PRC regulatory action. Violation of PRC product quality and safety requirements by our or others’ products sold by us may subject us to confiscation of the products, the imposition of penalties or an order to cease sales of the violating products or to cease operations pending rectification. If the offense is determined to be serious, our business license could be suspended and criminal liabilities could be imposed. We currently do not carry any product liability insurance coverage. Any product liability claim or governmental regulatory action could be costly and time-consuming to defend. If successful, product liability claims may require us to pay substantial damages. Also, a material design, manufacturing or quality failure in our and other parties’ products sold by us, other safety issues or heightened regulatory scrutiny could each warrant a product recall by us and result in increased product liability claims. Furthermore, customers may not use the products sold by us in accordance with our product usage instructions, possibly resulting in customer injury. All of these events could materially harm our brand and reputation and marketability of our products, divert our management’s attention and result in lower net revenues and increased costs.

Any disruption of our or our manufacturing service providers’ manufacturing operations could negatively affect the availability of our products and our net revenues derived therefrom.

We manufactured almost 20.9% of the products we sell in terms of revenues in 2011, with the balance provided by third-party suppliers and manufacturers in China. We purchase the materials we need to manufacture our products, including our electronic learning product line, from outside suppliers in China. Our largest supplier in 2011, which supplied cell phones, accounted for approximately 24.4% of our total cost of revenues in 2011 We typically purchase all production materials, including critical components such as flash memory, chipsets and LCD display screens for our electronic learning products, on a purchase order basis and do not have long-term contracts with our suppliers.

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

Our manufacturing facilities for our oxygen generating products and a warehouse are built on a plot of land we leased from Beijing Tongzhou District Lucheng Town Chadao Village for a term of 30 years. The Beijing land is collectively owned land and is not technically permitted to be leased to others for non-agricultural purposes such as commercial enterprises like ours under relevant PRC laws. The PRC land authority also has the power to order the lessor to terminate the lease with us, to confiscate any illegal gains or order the payment of fines. If our lease is terminated, we would be required to relocate our facilities. Although we believe that the relocation cost, if any, would not be significant, such relocation could disrupt our manufacturing operations and result in lower net revenues.

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

We are required, among other things, to test intangible assets and other long-lived assets for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. In connection with our business acquisitions, we make assumptions regarding estimated future cash flows and other factors to determine the fair value of goodwill and intangible assets. In assessing the useful lives of the intangible assets, we must make assumptions regarding their fair value, the recoverability of those assets and our ability to successfully develop and ultimately commercialize acquired technology. If those assumptions change in the future when we conduct our periodic reviews in accordance with applicable accounting standards, we may be required to record impairment charges. For example, we recorded a non-cash impairment charges of $15.2 million in 2009 as a result of our valuation of distribution network from the acquisition of Yiyang Yukang, which was primarily caused by (i) overall under-performance in the mobile handsets business of Yiyang Yukang and (ii) Yiyang Yukang’s change in business strategy to launch its proprietary “Uking” brand and changes incurred in the acquired distribution network. It is possible that future reviews will result in further write-downs of intangible assets and other long-lived assets.

We have determined that our internal controls over financial reporting are currently not effective. The lack of effective internal controls could materially adversely affect our business, financial condition and results of operations.

As discussed in Item 15T, “Controls and Procedures,” our management, with the participation of our chief executive officer and financial controller, conducted an evaluation of the effectiveness of the design and operation of our internal controls. As of December 31, 2011, we concluded that our disclosure controls and procedures and our internal control over financial reporting were not effective. Until we are successful in our effort to remediate the material weakness in our internal control over financial reporting, it may materially adversely affect our ability to report accurately our financial condition and results of operations in the future in a timely and reliable manner. In addition, although we continually review and evaluate our internal control systems to allow management to report on the sufficiency of our internal controls, we cannot assure you that we will not discover additional weaknesses in our internal controls over financial reporting. Any such additional weakness or failure to remediate existing weakness could adversely affect our financial condition.

Risks Related to Our Industry

Our businesses and growth prospects are dependent upon the expected growth in China’s consumer retail markets. Any future slowdown or decline in China’s consumer retail markets could adversely affect our business, financial condition and results of operations.

All of our net revenues are generated by sales of consumer products in China. The success of our business depends on the continued growth of China’s consumer retail markets. The consumer retail markets in China are characterized by rapidly changing trends and continually evolving consumer preferences and purchasing patterns and power. China’s TV direct sales market is expected to grow in line with expected growth in consumer disposable income and the economy in China generally. However, projected growth rates for the Chinese economy and China’s consumer retail markets may not be realized, particularly in light of the current European economic and sovereign debt crisis. Any slowdown or decline in China’s consumer retail markets would have a direct adverse impact on us and could adversely affect our business, financial condition and results of operations.

If infomercials and the products promoted on infomercials are not accepted by TV viewers in China, our ability to generate revenues and sustain profitability could be materially and adversely affected.

In 2009, 2010 and 2011, we derived 55.8%, 66.8% and 80.5%, respectively, of our total net revenues from our direct sales platforms. We expect that in the future a substantial portion of our future revenues and profits will continue to be dependent upon the receptivity of Chinese TV viewers to infomercials such as our TV direct sales programs and the products showcased therein. Many Chinese TV viewers are not accustomed to purchasing products directly from TV. As a result, TV viewers in China may be both more likely to mistrust infomercials as a commercial medium and less likely to purchase products from TV direct marketers such as us. If we are unable in the future to increase receptivity for our TV direct sales programs and the products showcased therein, our ability to generate revenue and sustain profitability could be materially and adversely affected.

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

In July 2006, the State Administration of Radio, Film and Television, or SARFT, and the State Administration for Industry and Commerce, or SAIC, issued a circular temporarily prohibiting the broadcast of TV-and radio-based direct sales programs regarding pharmaceutical products, diet and slimming products, medical devices, breast enhancement products and height increasing products on and after August 1, 2006, pending adoption of new rules governing those direct sales activities. The Circular on Strengthening the Administration of TV Direct Sales Advertising and Home Shopping Programs, issued by the SARFT on September 10, 2009, prohibited the TV direct sales and home shopping programs advertising the pharmaceuticals, breast-enhancement products, diet and slimming products, and the medical devices which are implantable or need instruction by experts. Meanwhile, the Administrative Measures on Advertising on Television or Radio, issued by the SARFT on September 8, 2009 and effective as of January 1, 2010 which was amended on November 15, 2011, prohibited the pharmaceutical and medical device or health related advertising programs to contain the recovery rate or efficiency rate or certification by the doctors, experts, patients or public figures. Furthermore, Criteria for the Examination and Publication of Medical Device Advertisements were issued by the Ministry of Health, the State Administration for Industry and Commerce, and the SFDA and became effective on May 20, 2009, which provided strict regulation on medical device advertisements publication. According to the Circular Concerning Further Severely Punishing Illegal Advertisements of Pharmaceuticals, Medical Devices and Health Food effective in February 2010, enterprises which publish the illegal advertisements will be severely punished. Consequently, we will not be able to broadcast TV-and radio-based direct sales programs for some of our products, including our oxygen generating product and neck massager product. For the near-term, our direct and distribution sales of these restricted products will be adversely impacted. The overall impact on our future operating results depends on, among other things, our success in promoting the products covered by the circular through other media channels; the degree to which distribution sales of our restricted products are impacted by the ban on TV direct sales programs; our ability to offset these decreased sales with sales of non-restricted products using our committed TV advertising time and the related sales price and margins of those non-restricted products; and the nature of, and restrictions imposed by, the future rules when adopted.

If the PRC government takes the view that we did not obtain the necessary approval for our acquisition of Shanghai Advertising under Guideline Catalog of Foreign Investment Industries (2004 Revision), we could be subject to penalties.

On September 24, 2007, we acquired 100% of the legal ownership of Shanghai Advertising, which had been one of our affiliated entities, through Shanghai Acorn Enterprise Management Consulting Co., Ltd., or Acorn Consulting. At the time of our acquisition, the advertising industry was a restricted industry for foreign investment under the Guideline Catalog of Foreign Investment Industries (2004 Revision). Strictly speaking, Acorn Consulting, as a domestic subsidiary of foreign invested enterprises, might have been required under PRC law to obtain the approval of the Ministry of Commerce, or MOFCOM, or its local counterpart to invest in restricted industries, such as the advertising industry. However, on October 31, 2007, the National Development and Reform Commission and MOFCOM jointly issued the Guideline Catalog of Foreign Investment Industries (2007 Revision) which identified the advertising industry as permitted industry for foreign investment. On December 24, 2011 the National Development and Reform Commission and MOFCOM jointly issued the Guideline Catalog of Foreign Investment Industries (2011 Revision), under which the advertising industry continues to remain as permitted industry. As a permitted industry, approval of MOFCOM or its local counterpart is no longer required for a foreign invested enterprise or its domestic subsidiary to invest in advertising unless required by other specific PRC laws and regulations. Based upon the published interpretation on the website of Shanghai Foreign Investment Commission, or SFIC, MOFCOM’s local counterpart in Shanghai, and oral advice we received from SFIC prior to the acquisition, we believe that it was not necessary for us to seek such approval at the time when we made the acquisition. However, because our acquisition occurred prior to, yet approaching, the removal of the advertising industry from the restricted list for foreign investment, and we did not receive the approval of SFIC, we may be deemed not in strict compliance with the then effective rules and could be subject to penalties. We were advised by SFIC in an anonymous consultation prior to the acquisition that this acquisition was a purely domestic acquisition without any foreign-related issues. Based on the advice of SFIC, Pudong Administration of Industry and Commerce in Shanghai accepted the registration of such acquisition and issued a new business license to Shanghai Advertising on September 24, 2007. In addition, our PRC legal counsel, Commerce & Finance, has advised us that it is unlikely that we would be required by the PRC regulatory authorities, in particular SAIC and MOFCOM or their local counterparts, to seek such approval to make up for our deficiency, or that any penalties would be imposed upon us for failure to obtain such approval.

However, we cannot assure you that SAIC or MOFCOM will not take a different view from ours and we would not be subject to penalties that, if imposed, could have a material adverse effect on our business and results of operation.

If the PRC government takes the view that our acquisition of Shanghai Advertising does not comply with PRC governmental restrictions on foreign investment in advertising under Administrative Regulation on Foreign-Invested Advertising Enterprises, we could be subject to severe penalties.

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

If the PRC government takes the view that the agreements that establish the structure for operating our TV and other direct sales business in China does not comply with PRC governmental restrictions on foreign investment in these areas, we could be subject to severe penalties

Our direct sales business is regulated by MOFCOM and SAIC. Foreign investment in direct sales business is highly restricted and must be approved by MOFCOM. To address these restrictions, two affiliated Chinese entities, Shanghai Acorn Network Technology Development Co., Ltd., or Shanghai Network, and Beijing Acorn Trade Co., Ltd., or Beijing Acorn, hold the licenses required to operate our direct sales business. Until we obtain MOFCOM’s approval to operate our direct sales business, we must continue to rely on these affiliated entities to sell our products to the customers. Our two affiliated Chinese entities are currently owned by two PRC citizens, Don Dongjie Yang, our co-founder, chief executive officer and director, and Weiguo Ge, one of the assistant general managers of our finance department. We have entered into contractual arrangements with these affiliated entities pursuant to which our wholly owned subsidiary, Acorn Information Technology (Shanghai) Co., Ltd., or Acorn Information, provides technical support and operation and management services to these affiliated entities. In addition, we have entered into agreements with these affiliated entities and Don Yang and Weiguo Ge as their shareholders, providing us substantial ability to control each of these affiliated entities. For detailed descriptions of these contractual arrangements, see Item 4.C, “Information on the Company—Organizational Structure”.

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

The contractual arrangements with our two affiliated Chinese entities and their shareholders, Don Dongjie Yang and Weiguo Ge, which relate to critical aspects of our operations, may not be as effective in providing operational control as direct ownership. In addition, these arrangements may be difficult and costly to enforce under PRC law.

We rely on contractual arrangements with our two affiliated entities in China, collectively owned 100% by Don Dongjie Yang, our co-founder, chief executive officer and director, and Mr. Weiguo Ge, one of the Assistant General Managers of our finance department, to operate our business. For a description of these contractual arrangements, see Item 4.C, “Information on the Company—Organizational Structure”. These contractual arrangements may not be as effective as direct ownership in providing us control over our affiliated entities. Direct ownership would allow us, for example, to directly exercise our rights as a shareholder to effect changes in the board of each affiliated entity, which, in turn, could effect changes, subject to any applicable fiduciary obligations, at the management level. However, under the current contractual arrangements, as a legal matter, if any affiliated entity or Don Dongjie Yang or Weiguo Ge fails to perform its or his respective obligations under these contractual arrangements, we may have to incur substantial costs and expend significant resources to enforce those arrangements, and rely on legal remedies under PRC law. These remedies may include seeking specific performance or injunctive relief, and claiming damages, any of which may not be effective. For example, if either Don Dongjie Yang or Weiguo Ge refuses to transfer his equity interest in any affiliated entity to us or our designee when we exercise the purchase option pursuant to these contractual arrangements, or if either Don Dongjie Yang or Weiguo Ge otherwise acts in bad faith toward us, we may have to take legal action to compel him to fulfill his contractual obligations. In addition, as each of our two affiliated entities is jointly owned and effectively managed by Don Dongjie Yang and Weiguo Ge, it may be difficult for us to change our corporate structure or to bring claims against any affiliated entity or Don Dongjie Yang or Weiguo Ge if any of them fails to perform its or his obligations under the related contracts or does not cooperate with any such actions by us.

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

In particular, our business is primarily dependent upon the economy and the business environment in China. Our growth strategy is based upon the assumption that demand in China for our products will continue to grow with the Chinese economy. However, the growth of the Chinese economy has been uneven across geographic regions and economic sectors, and experienced an economic slowdown in 2009 as a result of the global economic crisis. Several years ago the Chinese economy also experienced deflation, which may reoccur in the foreseeable future. Given the current European economic and sovereign debt crisis, we cannot assure you that the Chinese economy will continue to grow, that if there is growth, such growth will be steady and uniform, or that if there is a slowdown, such slowdown will not have a negative effect on our business.

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

The New EIT Law provides that enterprises established outside China whose “de facto management bodies” are located in China are considered “resident enterprises” and will generally be subject to the uniform 25% enterprise income tax rate as to their global income. Under the implementation rules, “de facto management” is defined substantial and overall management and control over such aspects as the production and business, personnel, accounts and properties of an enterprise. In addition, two tax circulars issued by the State Administration of Taxation on April 22, 2009 and July 27, 2011 respectively regarding the standards used to classify certain Chinese-controlled enterprises established outside of China as “resident enterprises” clarified that dividends and other income paid by such “resident enterprises” will be considered to be PRC source income, subject to PRC withholding tax, currently at a rate of 10%, when recognized by non-PRC enterprise shareholders. These two circulars also subject such “resident enterprises” to various reporting requirements with the PRC tax authorities. Under the implementation rules to the New EIT Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and other assets of an enterprise. In addition, the tax circulars mentioned above detail that certain Chinese-controlled enterprises will be classified as “resident enterprises” if the following are located or resident in China: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision making bodies; key properties, accounting books, company seal, and minutes of board meetings and shareholders’ meetings; and half or more of the senior management or directors having voting rights.

Currently, there are no detailed rules or precedents governing the procedures and specific criteria for determining “de facto management bodies” which are applicable to our company or our overseas subsidiary. The above two circulars only apply to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreign corporations like us. In the absence of detailed implementing regulations or other guidance determining that offshore companies controlled by PRC individuals or foreign corporations like us are PRC resident enterprises, we do not currently consider our company or any of our overseas subsidiaries to be a PRC resident enterprise.

However, if the PRC tax authorities determine that our Cayman Islands holding company is a “resident enterprise” for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, we may be subject to enterprise income tax at a rate of 25% on our worldwide taxable income as well as PRC enterprise income tax reporting obligations. In our case, this would mean that income such as interest on offering proceeds and other non-China source income would be subject to PRC enterprise income tax at a rate of 25%, in comparison to no taxation in the Cayman Islands. Second, although under the New EIT Law and its implementation rules dividends paid to us from our PRC subsidiaries would qualify as “tax-exempt income”, we cannot guarantee that such dividends will not be subject to a 10% withholding tax, as the PRC foreign exchange control authorities, which enforce the withholding tax, have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for PRC enterprise income tax purposes. Finally, if our Cayman Islands holding company is deemed to be a PRC tax resident enterprise, a 10% withholding tax shall be imposed on dividends we pay to our non-PRC shareholders and with respect to gains derived from our non-PRC shareholders transferring our shares or ADSs. Similar results would follow if our BVI holding company is considered a PRC “resident enterprise”.

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

Under PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. The new EIT Law became effective on January 1, 2008 and provides authority for the PRC tax authority to make special adjustments to taxable income as well as new reporting requirements. In particular, an enterprise must submit its annual tax return together with information on related party transactions to the tax authorities. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s-length principles. In addition, the PRC tax authorities issued Implementation Measures for Special Tax Adjustments (Trial) on January 8, 2009 which set forth tax-filing disclosure and contemporaneous documentation requirements, clarify the definition of “related party”, guide the selection and application of transfer pricing methods, and outline the due process procedures for transfer pricing investigation and assessment. We could face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements entered into among Acorn Information, each of our consolidated affiliated entities and their shareholders or those arrangements entered into between us or one of our PRC subsidiaries and an entity affiliated with us do not represent arm’s-length prices and as a result, adjust any of the income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions for PRC tax purposes recorded by us, our consolidated affiliated entities, or our PRC subsidiaries or an increase in taxable income, all of which could increase our tax liabilities. In addition, the PRC tax authorities may impose late payment fees and other penalties on us, our consolidated affiliated entities or our PRC subsidiaries for under-paid taxes.

The PRC legal system embodies uncertainties which could limit the available legal protections.

The PRC legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases have little precedential value. In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investment in China. 12 of our 14 PRC operating subsidiaries are foreign invested enterprises incorporated in China. They are subject to laws and regulations applicable to foreign investment in China in general and laws and regulations applicable to foreign-invested enterprises in particular. However, these laws, regulations and legal requirements change frequently, and their interpretation and enforcement involve uncertainties. For example, we may have to resort to administrative and court proceedings to enforce the legal protection that we enjoy either by law or contract. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. In addition, such uncertainties, including the inability to enforce our contracts, could materially and adversely affect our business and operations. Furthermore, the PRC legal system is based in part on government policies and internal rules (some of which are not published on a timely basis or at all) that may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until some time after the violation. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention. Furthermore, intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other countries. Accordingly, we cannot predict the effect of future developments in the PRC legal system, particularly with regard to the media, advertising and retail industries, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to us, and our foreign investors, including you.

Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in RMB. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval by complying with certain procedural requirements. Therefore, after complying with certain procedural requirements, Acorn International's PRC subsidiaries are able to pay dividends in foreign currencies to us without prior approval from SAFE. However, approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

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

We conduct all of our operations in China and substantially all of our assets are located in China. In addition, almost all of our directors and executive officers reside within China. As a result, it may not be possible to effect service of process within the United States or elsewhere outside China upon some of our directors and senior executive officers, including with respect to matters arising under U.S. federal securities laws or applicable state securities laws. Moreover, our PRC legal counsel, Commerce & Finance, has advised us that the PRC currently does not have treaties with the United States or many other countries providing for the reciprocal recognition and enforcement of judgment of courts.

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

On January 5, 2007, SAFE issued the Implementation Rules of the Administrative Measures for Individual Foreign Exchange, or the Individual Foreign Exchange Rules. This regulation requires PRC individuals who are granted shares or share options pursuant to an employee share option or share incentive plan by an overseas listed company to register with SAFE and complete certain other procedures related to the share option or share incentive plan through relevant PRC subsidiary or a qualified agent. On February 20, 2012 the State Administration of Foreign Exchange issued the Circular on Relevant Issues concerning Foreign Exchange Administration for Individuals in PRC Participating in Stock Incentive Plan of Overseas-Listed Companies (“Circular 7”) which provides detailed procedures for conducting foreign exchange matters related to domestic individuals’ participation in the employee share option plans of overseas listed companies. Furthermore, pursuant to the Notice on Relevant Issues Concerning Collection of Individual Income Tax Related to Income from Share Option issued by the Ministry of Finance and the State Administration of Taxation on March 28, 2005 and the Notice on Issues of Individual Income Tax Concerning Share Option Incentive Plan issued by the State Administration of Taxation on August 24, 2009, as to an overseas listed company’s share option plan, the difference obtained by a PRC individual who has been granted share options between the exercise price below the fair market price of such share on the day when such individual excises his option shall be imposed individual income tax which shall be withheld by domestic entities of such overseas listed company. If we or our PRC employees fail to comply with the above regulations, we or our PRC option holders may be subject to failure of share option plan or/and a fine, and, in the serious case, may constitute a crime.

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

The audit report included in this annual report are prepared by auditors who are not inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection

Our independent registered public accounting firm that issues the audit reports included in our annual reports filed with the US Securities and Exchange Commission, as auditors of companies that are traded publicly in the United States and a firm registered with the US Public Company Accounting Oversight Board (United States) (“the “PCAOB”), is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditors are located in the Peoples’ Republic of China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB.

Inspections of other firms that the PCAOB has conducted outside China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating our auditor's audits and its quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

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

Furthermore, any outbreak of H1N1, avian flu, or severe acute respiratory syndrome in China, or similar adverse public health developments, may, among other things, significantly disrupt our ability to adequately staff our business, restrict the level of economic activity in affected areas and have a material adverse effect on our business, financial condition, results of operations and prospects.

Risks Relating to Our ADSs

We may be classified as a passive foreign investment company or “PFIC” for U.S. federal income tax purposes for a given taxable year pursuant to an annual factual determination made after the close of that year; pursuant to a determination made in 2012 we believe we were classified as a PFIC for the 2011 taxable year.

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

Our PFIC status for the current taxable year 2012 will not be determinable until after the close of the taxable year ending December 31, 2012. Because we currently hold, and expect to continue to hold, a substantial amount of cash and other passive assets and, because the value of our assets is likely to be determined in large part by reference to the market prices of our ADSs or ordinary shares, which are likely to fluctuate, there can be no assurance that we will not be classified as a PFIC in 2012 and any future taxable year. Based on a determination made in 2012 with respect to the 2011 taxable year, we believe we were classified as a PFIC for the 2011 taxable year. U.S. investors are urged to consult their independent tax advisors about the application of the PFIC rules and certain elections that may help them relieve any adverse U.S. federal income tax consequences for their particular circumstances for the 2011 taxable year. For more information regarding such elections, please consult Item 10.E, “Additional Information—Taxation—U.S. Federal Income Taxation—Passive Foreign Investment Company” and your independent tax advisor.

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

B. Business Overview

Overview

We are a media and branding company in China, operating one of China’s largest TV direct sales businesses in terms of revenues and TV airtime. We have strong media resources, and have built a proven track record of developing, promoting and selling a diverse portfolio of proprietary-branded products, as well as products from established third parties. Our longer term goal is to become the leading media and branding company in China and to capitalize on our integrated multi-media platform with an aim to become partners of choice for both well-established and promising new businesses to market and distribute their products in China. To achieve this goal, our management adopted a new performance review system since 2010 which focuses on the optimization of our media return, shifted our core strategy to generate sales by building proprietary brands via buying and utilizing all forms of media, and expected to further increase our media purchases.

Our media resources consist primarily of airtime purchased from both national and local TV channels. In 2011, our TV direct sales programs, which are typically five to ten minutes in length, were broadcasted on 24

CCTV and national satellite TV channels, and four local TV channels. Our programs were broadcasted to over 90% of TV households in China, reaching 330 million households or 500 million people. We have been increasing our spending on media resources in order to support our proprietary brands and win new and repeat customers. At the same time, we seek to increase the effectiveness of our advertising expenses by focusing on our best-selling products while gradually eliminating products that are not conforming to our overall strategies. TV direct sales, being our primary sales channel, accounted for approximately 37.9%, 34.8% and 36.2% of our net revenues in 2009, 2010 and 2011, respectively.

Taking advantage of the exposure of our TV advertising programs, we have established our other direct sales platform consisting of Internet sales, outbound calls, catalog sales and third-party bank channel sales, with an aim to further strengthen our brand promotion efforts and to generate additional revenue opportunities from our growing customer base. We also maintain a nationwide distribution network across all provinces in China, which allows us to reach approximately 9,400 retail outlets covering nearly all of the cities and counties in China. We typically grant our distributors the exclusive right to distribute selected products in their respective territories. We work closely with our distributors to expand their retail outlet reach, extend our product lifecycles and maximize our sales by promoting our brands through our TV direct sales platform, advertising in local print media and other joint promotional efforts. In 2009, 2010 and 2011, sales generated through our nationwide distribution network accounted for 44.2%, 33.2% and 19.5% of our total net revenues, respectively.

With our strong media resources, we have developed several leading proprietary-branded product lines, including Aoya cosmetic products, Yierjian fitness products, Ozing electronic learning products and Babaka posture-correction products. Our significant TV airtime presence allows us to test-market, promote and sell products in China’s geographically dispersed and fragmented consumer market. We seek to maximize sales penetration of our products that have strong sales and brand development potential by selling them through our comprehensive media formats. In 2006, we also began using our TV direct sales platform to promote and sell third-party branded products pursuant to joint sales arrangements. In 2011, we primarily focused on growing sales of our proprietary branded products, such as Ozing electronic learning products, Aoya cosmetic products and Yierjian fitness products.

We currently operate call centers in Shanghai, Beijing and Wuxi which process telephone orders generated by our TV direct sales programs and gather real-time data to help analyze the effectiveness of our advertising spending and to adjust our product offerings. Our call centers operate 24 hours per day. Each of our call centers also places outbound calls to selected customers to market our products. In addition, our call center sales representatives are trained to identify and act upon cross-selling opportunities while processing customer orders. As of December 31, 2011, we had an aggregate of 1,191 sales representatives and 13 customer service representatives.

In selecting new products to be offered via our diversified sales channels, we seek to identify offerings in underserved market segments with potential national appeal for which we believe our sales channels and marketing and branding expertise can create value. We identify new products that we believe we can successfully market through our TV direct sales platform through a standardized selection process. We typically focus on the marketing and sales of a limited number of featured product lines at any given time, and our TV direct sales programs allow us to promote our specific products by highlighting their unique value to consumers as well as creating brand awareness. Featured products offered in 2011 included cell phones, electronic learning devices, cosmetics products, collectibles products, fitness products, and consumer electronic products. To better help us identify potential new products, we entered into an exclusive partnership agreement on July 21, 2011 with Global Infomercial Services, Inc., or GIS, a full-service international direct-response television distributor. Pursuant to the exclusive partnership agreement, GIS will search for and identify products of interest that have been or are being sold in North America, South America, or Europe and help us obtain the rights to such products. As of the date of this Form 20-F, we have not identified any new product through GIS.

In 2008, we acquired Yiyang Yukang, a cell phone producer and distributor in China and former third-party supplier of our cell phone products. Due to Yiyang Yukang’s underperformance, we incurred impairment charges of $15.2 million in 2009 and adjusted our business strategy of Yiyang Yukang in 2011. In addition, we disposed of a 33% equity interest in Shanghai Yimeng Software Technology Co., Ltd., or Shanghai Yimeng, our subsidiary engaged in the development and marketing of CPS stock tracking software in June 2009. Upon completion of the disposal, Shanghai Yimeng was 18% owned by us and ceased to be a subsidiary of our company. As of the date of this Form 20-F, our equity interest in Shanghai Yimeng further decreased to 12.9% as a result of our disposal of 1.8% equity interest in 2010 and the dilution due to issuance of additional shares by Shanghai Yimeng to a new investor in January 2011.

During the first quarter of 2009, we obtained a fifty-year land use right of a parcel of land in Qingpu district of Shanghai for an aggregate consideration of approximately RMB 51.2 million (approximately $7.5 million). We have completed the construction of a warehouse and a factory for keeping our inventories and manufacturing our proprietary branded products on such land parcel and have conducted various completion inspections. We expect relevant building ownership certificates to be obtained in the near future.

Our Media Resources and Sales Platforms

We have strong media resources through which we sell and market our proprietary products as well as certain third-party products, primarily across our direct sales platforms. Our media resources include our TV airtime purchased from TV stations and our Internet website, supplemented by other print media and radio. We believe our nationally televised TV direct sales programs help build strong brand awareness among China’s consumers and generate significant demand for the products featured in those programs, which stimulates our sales generated from other media simultaneously. Takign advantage of the exposure of our TV advertising programs, we have established our other direct sales platform consisting of Internet sales, outbound calls, catalog sales and third-party bank channel sales, with an aim to further strengthen our brand promotion efforts and to generate additional revenue opportunities from our growing customer base. In addition, our nationwide distribution network, coupled with local marketing and promotional efforts, helps us to further enhance the awareness of and demand for our products, thereby broadening our customer reach and enhancing the penetration of those products on a nationwide basis within a short period of time.

TV Direct Sales Platform

Our TV direct sales platform is one of our primary sales platforms and accounted for a significant portion of our net revenues, approximately 37.9%, 34.8% and 36.2% of net revenues in 2009, 2010 and 2011, respectively. We generally focus our TV direct sales marketing efforts on approximately four to six featured product lines to maximize awareness of these featured offerings and to generate strong consumer demand. Our TV direct sales programs, which are generally five to ten minutes in length, consist of in-depth demonstrations and explanations of the product in an entertaining and informative manner, and provide phone numbers for customers to call to make further inquiries or to purchase the product. In addition to explaining the functionality of a product in the programs, we also highlight the value proposition of that product. Our TV direct sales programs typically feature one or more spokespersons or celebrity personalities and employ a variety of formats, including studio programs and “reality shows”, which we believe help to demonstrate the features and functions of the products that we are marketing. Our TV direct sales programs for new products are broadcast on national and/or local TV channels depending on the features of the products during selected time slots to ensure sufficiently broad and targeted viewer coverage.

A critical component to the success of our TV direct sales platform is our ability to efficiently access media channels and manage our media airtime. In 2011, our TV direct sales programs were broadcasted on 24 national satellite TV channels and four local TV channels in China. Since commencing our operations in 1998, we have formed close and strong relationships with various CCTV and national satellite channels, as well as several TV advertising agencies that have exclusive rights to sell certain advertising time slots for certain CCTV and national satellite channels, and we have been purchasing advertising time on several CCTV channels and national satellite channels for over ten years. We purchase advertising time mainly through their advertising agencies. As required under current PRC law, we primarily purchase non-primetime broadcast time slots for our TV direct sales programs. We believe our relationships with various CCTV and satellite channels, coupled with the scale of our operations and sales track record, help us to secure desired broadcast airtime slots on the channels we target. In 2009, 2010 and 2011, we produced and broadcasted over 410,000, 290,000 and 186,000 minutes of TV programs, respectively, corresponding to over 132, 99 and 60 hours per week, respectively. The decrease in the TV airtime primarily reflected our more focused media purchase to enhance our media efficiency.

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

In 2006, we began entering into joint sales arrangements to leverage our TV direct sales platform. Under a joint sales arrangement, we make TV direct sales of third-party branded products. During 2011, our cell phone products were the only product category subject to joint sales arrangements. We had a total consideration (recorded as a reduction to our cost of revenues or our advertising expenses) of approximately RMB2.8 million ($0.4 million) for our joint sales arrangements in 2011.

Other Direct Sales Platform

Our other direct sales platform, which consists of Internet sales, outbound calls, catalog sales and third-party bank channel sales, accounted for a significant portion of our net revenues. Approximately 17.9%, 32.0% and 44.3% of our net revenues in 2009, 2010 and 2011 were generated from our other direct sales platform, respectively.

Outbound Calls. As of December 31, 2011, our database contained approximately 14.9 million names of individual customers, the majority of whom have placed orders to us or made calls to our call centers in the past 14 years. We began our outbound telemarketing sales in 2004. As of December 31, 2011, our 679 specialized outbound call center sales representatives utilize our customer database to target calls at customer subgroups identified as likely purchasers of particular products. Our outbound telemarketing sales accounted for approximately 26.1% of our net revenues in 2011. We expect that the number of customers in our database will continue to grow and sales from outbound telemarketing will be of higher growth potential and growing importance to our business in the future.

Third Party Banks Channels. In 2007, we began relationships with four established domestic banks in the PRC through which we directly market products through specialized catalogs to credit card holders of these banks. As of December 31, 2011, we had established relationships with 33 domestic banks. As part of these arrangements, customers can use their credit cards from these banks to purchase our products and to make payments on a zero-interest and zero-fee installment basis. Revenue generated by our third-party bank channel sales in 2011 accounted for approximately 17.2% of our net revenues.

Catalogs. We began marketing our products through print catalogs in 2005. We sold over 3,400 kinds of products via our catalogs in 2011, of which approximately 209 were our proprietary-branded products and the remainder were third-party products. Our catalogs are currently distributed together with the products purchased and shipped to our new customers. In addition, we also track customers who have previously purchased products from us and distribute our catalog to them after their initial purchase. We issued twelve catalogs in 2011. Our catalog sales are increasingly important, and revenue contributed by our catalog sales in 2011 accounted for approximately 4.1% of our net revenues.

Internet Website. We began marketing our products through our Internet website in 2006. We sold over 3,700 kinds of products via our website in 2011, of which approximately 220 are our proprietary-branded products while the remainder are third-party products.

Nationwide Distribution Network

We use our nationwide distribution network to distribute a select number of our products promoted through our TV direct sales programs which we believe offer sufficient profit potential and may be developed as a national product brand. Our distribution network broadens our customer reach and enhances the penetration of those products on a nationwide basis within a short period of time. Our network covers all provinces in China through approximately 150 distributors, which allows us to reach approximately 9,400 retail outlets across China. These retail outlets include bookstores, pharmacies, specialty retail chains and department stores. In 2009, 2010 and 2011, sales generated through our nationwide distribution network accounted for 44.2%, 33.2% and 19.5% of our net revenues, respectively, which reflected our strategy to focus on direct sales of our proprietary products since 2010. We typically provide our distributors with the exclusive right to distribute selected products in their respective territories. In 2009, 2010 and 2011, sales generated by our top five distributors accounted for 9.8%, 6.1% and 4.8% of our net revenues, respectively.

Our distribution agreements are typically negotiated and entered into on an annual basis and are designed to provide incentives for our distributors to improve their sales performance, encourage them to promote our brands, and protect the value of those brands. For example, our distributors are required to meet the monthly and annual sales volume target for our selected featured products and, in the case of electronic learning products and electronic dictionary products distribution, we provide sales incentives in the form of cash rebates to the distributors that meet or exceed our sales targets. We also require our distributors to ensure that the retail prices of our products sold through their retail outlets are not lower than the retail prices for the same products sold through our TV direct sales platform, or the minimum retail prices set by us. In addition, we typically require our distributors of electronic learning products and electronic dictionary products to fully settle their payment obligations before we deliver new products to them. Our distributors may not sell competing products in their respective territories. Furthermore, distributors of our electronic learning products and electronic dictionary products must also incur minimum marketing expenditures provided in our distribution agreements. We regularly monitor and review our distributors’ sales performance and their compliance with the terms of our agreements.

Some of our distributors are owned in part, or in some cases in whole, by certain of our employees or their family members. These employees, none of whom are executive officers, are currently responsible for various functions or operations relating to our nationwide distribution business. In 2009, 2010 and 2011, the aggregate sales generated by distributors owned in whole or in part by our employees accounted for approximately 12.7%, 10.9% and 16.9% of our distribution net revenues, respectively, or 5.6%, 3.6% and 3.3% of our total net revenues, respectively. Certain of these distributors have been among our top distributors in 2009, 2010 and 2011. We entered into the distribution agreements with these related distributors on an arm’s-length basis and the terms in the distribution agreements with these distributors are the same as those with our independent distributors. See Item 3.D, “Key Information—Risk Factors—Risks Relating to Our Business—Certain of our distributors are beneficially owned by our employees. It may be difficult for us to effectively evaluate the performance of these distributors or to replace any of them if they are non-performing, under-performing or non-compliant with our distribution agreements”.

Several of our distributors, including one of which were among our top five distributors in 2009, 2010 and 2011, market and sell other companies’ products through their own TV direct sales platforms. See Item 3.D, “Key Information—Risk Factors—Risks Relating to Our Business—Some of our distributors may compete with us in certain TV direct sales markets, possibly negatively affecting our direct sales in those markets”.

Our Products

We currently offer over 4,800 products through our multiple sales platforms, among which six featured products are sold primarily through our TV direct sales platform, nationwide distribution network or both, with the remaining products sold through our third-party bank channel sales, outbound calls, catalogs or the Internet. Our recently featured product categories include cell phones, electronic learning devices, cosmetics products, collectibles products, fitness products and consumer electronics products, all of which are primarily sold through our TV direct sales platform, nationwide distribution network, or both. We periodically develop and introduce new and upgraded products under the same product brand to develop such brand into a product line. For a variety of reasons, including margin constraints, we do not actively market all of our featured product lines through our nationwide distribution network. In addition to the six product lines we presently feature, we also sell other products including consumer electronics products and collectible products primarily through our third-party bank channels, outbound calls, catalogs and the Internet.

Recent Featured Product Categories

We generally focus on marketing and selling four to six featured product lines at any one time through our TV and other direct sales platforms and a limited number of products through our nationwide distribution network. In 2011, we featured products in the following categories and under the following proprietary and third-party brands:

•

Cell Phone Products featuring Gionee branded cell phones. Cell phone products accounted for 21.3%, 42.6% and 45.7% of our net revenues in 2009, 2010 and 2011, respectively. The retail prices for the cell phone products that we market ranged from RMB499 to RMB5,340 per unit in 2009, RMB412 to RMB6,090 per unit in 2010 and RMB299 to RMB6,799 (or approximately $46 to $1,052) per unit in 2011.

•

Electronic Learning Products featuring the Ozing branded electronic learning device. Electronic learning products accounted for 36.5%, 23.8% and 17.2% of our net revenues in 2009, 2010 and 2011, respectively. Our primary Ozing branded product is a multi-functional handheld electronic device with a screen display that provides lessons for independent English learning. The retail prices for our electronic learning products ranged from RMB268 to RMB1,580 per unit in 2009, RMB498 to RMB1,998 per unit in 2010, and RMB258 to RMB1,998 (or approximately $39.9 to $309) per unit in 2011.

•

Collectible Products accounted for 3.3%, 6.1% and 9.1% of our total net revenues in 2009, 2010 and 2011, respectively. The retail prices for our collectible products ranged from RMB29 to RMB381,600 per unit in 2009, RMB35 to RMB984,600 per unit in 2010 and RMB32 to RMB16,800 (or approximately $5 to $2,600) per unit in 2011.

•

Cosmetics Products featuring Aoya branded cosmetics. Cosmetic products accounted for 15.7%, 9.0% and 6.8% of our net revenues in 2009, 2010 and 2011, respectively. The retail prices for our cosmetics products ranged from RMB39 to RMB2,016 per unit in 2009, RMB38 to RMB1,480 per unit in 2010 and RMB30 to RMB1,980 (or approximately $5 to $306) per unit in 2011.

•

Consumer Electronic Products accounted for 3.4%, 4.8% and 6.7% of our total net revenues in 2009, 2010 and 2011, respectively. The retail prices for our consumer electronic products ranged from RMB69 to RMB12,492 per unit in 2009, RMB89 to RMB35,400 per unit in 2010 and RMB39 to RMB9,499 (or approximately $6 to $1,470) per unit in 2011.

Our five best-selling products and product lines in 2009, 2010 and 2011 are set forth below:

Product	Brand	Revenues	2009 % of net revenues	Rank	Revenues	2010 % of net revenues	Rank	Revenues	2011 % of net revenues	Rank
	(in thousands, except percentages and ranks)
Cell phone	Gionee, K-touch, U-king, Lenovo, Nokia and Konka	$61,277	21.3%	2	$125,074	42.6%	1	$165,958	45.7%	1
Electronic leaning device and dictionary	Ozing, Meijin	$105,223	36.6%	1	$69,535	23.7%	2	$62,539	17.2%	2
Collectibles		—	—	—	$18,040	6.1%	4	$33,194	9.1%	3
Cosmetic products	Aoya, Cobor, Dr Cell, Softto and CMM	$45,149	15.7%	3	$26,233	8.9%	3	$24,857	6.8%	4
Consumer electronic	Eroda	$9,666	3.4%	5	$14,035	4.8%	5	$24,249	6.7%	5
Posture correction product	Babaka	$23,821	8.3%	4	—	—	—	—	—	—
Total top five		$245,136	85.3%		$252,917	86.1%		$310,797	85.5%
Other products revenues		$42,646	14.7%		$40,609	13.9%		$52,202	14.5%
Total gross revenues		$287,782	100.0%		$293,526	100.0%		$362,999	100.0%
Total sales tax		$(196)			$(285)			$(941)
Total revenues, net		$287,586			$293,241			$362,058

New Products

We seek to identify new products that offer sufficient profit opportunities and address consumers’ changing needs. In 2011, we introduced five new products for full-scale sales and marketing. In the future, we will continue to seek to diversify our product offerings and our customer base, encourage repeat purchases by our existing customers, and create recurring revenue opportunities. Examples of our successful product launches include Austin and Quixx-branded auto care products, which were very successful product launched in 2009. In 2010, we launched the A320 cell phones under the Gionee brand, which turned out to be very successful products. In 2011, we launched the Gionee A350 cell phones and the Yierjian fitness product successfully. We also plan to introduce new products that we believe will offer longer product lifecycles and enjoy broad consumer appeal.

Product Development

We employ a rigorous and systematic approach to identifying and developing products. Our product development process comprises product identification, pre-testing preparation and test-marketing for marketing through our TV direct sales channels. We generally test the market potential and customer appeal of our products by broadcasting our TV direct sales programs on specific channels for a designated period of time. During the test marketing period, we closely evaluate customer feedback and sales of the relevant product through our call centers. Products that meet certain pre-defined standards are launched on a national scale. Products that do not meet our pre-defined standards may undergo a change in marketing strategy and be retested, or may be removed from our product portfolio. In 2011, we test-marketed 22 new or upgraded products over our TV direct sales platform, of which five progressed from the test marketing stage to full-scale sales and marketing.

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

Test Marketing

The test-marketing phase usually lasts from one week to three weeks, during which time our test TV direct sales programs are aired during targeted broadcast airtime slots on selected TV channels. During the test-marketing phase, we gather and analyze real-time data and consumer feedback collected by our call centers through designated test numbers. Using this data and feedback, we attempt to predict the demand, growth potential and anticipated selling prices of the products. In analyzing the data to determine whether we should move a product into full-scale marketing on our TV direct sales platform, we focus on key benchmarks, including, most importantly, estimated profitability relative to our media expenses. We then determine whether the product has the potential to be developed into a proprietary branded product line so that its lifecycle can be prolonged by introducing it into our nationwide distribution network.

Call Center Operations

Our sales operations and media purchase activities are supported by our call centers located in Beijing, Shanghai and Wuxi. Our call center in Wuxi began operation in 2009 and we plan to shift more outbound calls and after-sales services to our Wuxi call center going forward to capitalize on its lower labor costs than in Beijing and Shanghai. Our call centers process telephone orders generated by our TV direct sales programs and gather real-time data to help us analyze the effectiveness of our advertising spending and adjust our offerings. Sales representatives in each of our call centers also place outbound calls to selected customers to market our products. As of December 31, 2011, we had 1,191 dedicated sales representatives. In 2009, 2010 and 2011, our call centers processed an average of approximately 20,400, 17,800 and 16,700 incoming calls per day, respectively, for products marketed through TV direct sales platform. The decrease in the numbers of incoming calls in 2009, 2010 and 2011 primarily reflected the continued growth in the sales generated by our other direct sales platform. To effectively convert inbound calls to customer orders, our sales representatives follow a prepared script that covers frequently asked questions to guide the sales call. Our call center supervisors closely monitor calls received and revise and update the scripts based on their assessment of the scripts’ effectiveness during the customer calls and in response to customer feedback. Our sales representatives are also trained to promote, cross-sell or upsell complementary and/or additional products.

We constantly and systematically seek to evaluate and improve the cost-effectiveness of our inbound and outbound call operations. The primary performance metric we track and analyze on a daily basis is the conversion rate of our inbound calls. We seek to increase the rate of successfully completed orders per call connected by directing customer calls to our call center sales representatives with specialized product training and knowledge about the specific product.

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

Customer Loyalty Initiatives

We also market the products through our customer loyalty program. Our current customer loyalty program includes coupon discounts and membership points. Coupon discounts are given to customers whose purchases meet or exceed a certain transaction value. These coupons, which can be applied to future purchases of products marketed in our catalogs, range from approximately RMB300 to RMB600 (or approximately $46 to $93). Membership points are awarded to customers when they make purchases from us (other than purchasing through our distribution network). Customers are awarded membership points based on the type of product purchased with point values around 10% of retail price, with every ten points equaling RMB1 (approximately $0.15). Customers can use these membership points to partially or fully offset the cost of future product purchases.

Order Fulfillment

The majority of products sold through our various sales centers are delivered to our customers throughout China by EMS, the largest national express mail service operated by the China Post Office, and local delivery companies. We generally guarantee our products will be delivered to our customers within seven days of the date of receiving the order. In 2009, 2010 and 2011, of the total attempted product deliveries by EMS and local delivery companies on a cash-on-delivery, or COD, basis, approximately 73%, 68% and 70% were successful, respectively. Reasons for delivery failure primarily include customers’ refusal to accept a product upon delivery, which tend to occur more frequently with products that have higher average selling prices, or failure to successfully locate the delivery address. We are responsible for delivery and handling fees regardless of whether the delivery is successful. We have found that, in general, the shorter the delivery time, the lower the likelihood that the customer will refuse to accept the product upon delivery. As a result, local delivery companies enjoy higher delivery success rate than EMS due to a faster delivery time. EMS and local delivery companies are responsible for returning to us any undelivered products. It generally takes EMS two to three weeks, and local delivery companies seven days, to return undelivered products to us.

In 2009, 2010 and 2011, approximately 89.6%, 83.7% and 77.3% of our sales were settled on a COD basis by our customers. We recognize non-COD sales revenues when products are delivered to and accepted by our customer (e.g. FOB destination). Our non-COD customers typically pay by credit cards. For customers settling through COD, either EMS or the local delivery company is responsible for collecting and wiring to us these cash amounts on a periodic basis once collected. EMS and local delivery companies generally charge us delivery fees based upon weight of the products and distance of delivery. Additionally, EMS charges a processing fee based upon the sales price. Four of our local delivery companies charge a lower processing fee based upon the sales price, while the other companies do not charge us such fee. It typically takes an average of over 30 days for us to receive payments from EMS compared to an average of seven days from local delivery companies. Of our total accounts receivable balance as of December 31, 2009, 2010 and 2011, $2.2 million, or 12.8%, $0.2 million, or 1.6%, and $1.8 million, or 11%, respectively, was due from EMS.

In 2009, 2010 and 2011, approximately 47.4%, 32.5% and 37.3% of our net revenues resulted from products delivered by EMS, respectively, and approximately 38.0%, 49.5% and 45.2% of our net revenues resulted from products delivered by local delivery companies, respectively.

Customer Service, Product Warranties and Return Policies

We believe emphasizing customer service will enhance our products brand image, facilitate cross-selling opportunities and generate customer loyalty and repeat purchasing behavior. Our customer service centers within our Beijing, Shanghai and Wuxi call centers are currently staffed with approximately 13 customer service representatives working ten hours a day to provide quality customer service. In addition, most of our distributors generally provide their own customer service in their respective territories.

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

Under our policies, our customers generally may return products to us within seven days after delivery if there is a quality defect or if a product fails to meet its specifications. For our TV direct sales products, our customers enjoy an unconditional product return within 30 days of their respective purchases. In most cases, product exchanges are allowed within a month of delivery. Our warranties generally provide for repair of product defects within one year at no cost to the customers. Product returns from our multiple sales platforms were insignificant in 2009, 2010 and 2011. To the extent that the manufacturer of the defective product is a third party, the manufacturer is obligated to either repair the defective product or reimburse us for any related expenses. Our distributors are allowed to exchange any defective products they receive from us. The number of products exchanged by our distributors due to defects was insignificant in 2009, 2010 and 2011.

Supply and Inventory

Supply

We manufacture a substantial portion of the proprietary products we currently offer in terms of net revenues. The remaining products, including third-party products promoted by us pursuant to joint sales arrangements, are primarily sourced through third-party suppliers. Our manufacturing operations involve mainly assembly processes and generally only require us to deploy a limited amount of capital. Most of the components we use in our products are readily available in the market.

We began our manufacturing operations in 2000 with the production of our oxygen generating devices. Beginning in 2005, we expanded our manufacturing operations to include all of our electronic learning products and posture-correction product lines. For some of our products, we provide designs or technical requirements to our third-party suppliers.

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

Acquisition of Yiyang Yukang

In 2008, we acquired 100% of the equity interests of Yiyang Yukang, a cell phone producer and distributor in China and former third-party supplier of our cell phone products. We acquired Yiyang Yukang for a total consideration of $19.9 million (inclusive of earn-out payment made subsequent to the closing of the transaction). Our total expenses related to the acquisition were $0.7 million. Yiyang Yukang produces, processes and markets communication equipment, targeting mid-to-high end business users in China. Approximately 20% of our cell phone products sold through our media resources were sourced from Yiyang Yukang in 2008. We acquired Yiyang Yukang with an aim to build and develop our own cell phone brands, as well as to take advantage of Yiyang Yukang’s nationwide distribution network to facilitate sales of our featured cell phone products. Due to Yiyang Yukang’s underperformance, we incurred impairment charges of $15.2 million in 2009 and adjusted our business strategy of Yiyang Yukang in 2011.

Divestment in Shanghai Yimeng

In June 2009, we disposed of a 33% equity interest in Shanghai Yimeng Software Technology Co., Ltd., or Shanghai Yimeng, a company engaged in the development and marketing of CPS stock tracking software, to focus on our core competency and enhance operating efficiency. Consideration for the disposal was $10.5 million in cash. As a result, Shanghai Yimeng was 18% owned by us and ceased to be a subsidiary of our company. As of December 31, 2011, our equity interest in Shanghai Yimeng further decreased to 12.9% as a result of our disposal of 1.8% equity interest in 2010 and the dilution due to issuance of additional shares by Shanghai Yimeng to a new investor in January 2011.

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

•

domestic and international sellers of consumer branded products that sell their products in China and which compete with our products, such as our Ozing electronic learning products which compete with electronic learning products under the BBK, Zhongshan Subor Digital Sound Co., Ltd., Group Sense, and other brands, and our cell phone products which compete with similar products sold by local and international cell phone manufacturers; and

•

traditional retailers and distributors, as well as direct marketers, such as Avon, operating in China which currently or in the future may offer competing products, including products under their own brand, or may otherwise offer or seek to offer small and medium manufacturers and suppliers distribution capabilities throughout China.

Particularly, we are facing more intense competition from TV home shopping companies in China, the number of which has increased significantly since 2009. Many of them are supported by, or affiliated with, TV or radio stations and therefore, may have access to cheaper TV airtime than we do.

In addition, large multi-national home shopping companies, such as QVC, may enter the China market directly or indirectly. Entry by these players becomes more likely if existing PRC restrictions on content, number of advertising hours per day and foreign ownership of TV stations are relaxed.

We also compete with companies that make imitations of our products at substantially lower prices, such as our Babaka branded posture-correction products, which are often sold in department stores, pharmacies and general merchandise stores. See Item 3.D, “Key Information—Risk Factors—Risks Relating to Our Business— We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our product brand, reputation and competitive position. In addition, we may have to enforce our intellectual property rights through litigation. Such litigation may result in substantial costs and diversion of resources and management attention.”

We believe that we compete primarily on the basis of the ability to secure significant TV and other media access on a nationwide basis and to effectively manage the TV advertising time and other media resources, such as newspaper and radio advertising, that we secure. In particular, we believe our TV media access and management experience helps us to be one of the largest TV direct sales operators in China in terms of revenues, and to maximize the effectiveness of our TV direct sales programs, reduce our risk of product failure and minimize associated costs. We believe we compete primarily on the basis of the effectiveness of our sales and distribution channels in reaching customers and generating customer appeal for our products. In addition, we believe we also compete primarily on the basis of our ability to identify and develop product brands, which helps to attract new product proposals from independent third parties and product suppliers who otherwise often lack the marketing or distribution capabilities and/or resources required to effectively market and sell their products or develop their own product brands. We also compete on the basis of product quality, price, and quality of our customer service, retail outlet coverage of our nationwide distribution network and speed of delivery. We believe we compete favorably on the basis of each of these factors. However, many of our current or future competitors may have longer operating histories, better brand recognition, greater levels of consumer trust, stronger media management capabilities, better media and supplier relationships, a larger technical staff and sales force and/or greater financial, technical or marketing resources than we do.

Seasonality

Certain of our products are subject to seasonality, such as our electronic learning products, our posture-correction product lines, and to a lesser extent, our electronic dictionary products. Sales for these products are typically higher around our first and third fiscal quarters which correspond to the end and beginning of school semesters in China, respectively. Other than seasonality related to these and certain of our other products, our business generally has not been seasonal.

Intellectual Property

We rely on a combination of copyright, trademark, patent, unfair competition laws, as well as nondisclosure agreements and other methods to protect our intellectual property rights. We currently maintain approximately 269 trademark registrations and are in the process of applying for registrations or transfer for approximately 143 trademarks in China. We own 19 invention, utilities and packaging design patents in China pertaining to our sleeping aid products, neck protected pillow, body relaxing chairs, posture-correction products and engine lubricant products.

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

We have in the past been, currently are, and in the future may again be, the subject of claims for infringement, invalidity, or indemnification relating to other parties’ proprietary rights. For example, in August 2009, Beijing Ren’ai filed a suit in the People’s Court of Beijing Haidian District against Shanghai HJX, Beijing Sancai and Beijing Zhidahengtong, alleging that the English programs we provide to the users of our electronic learning products infringe upon the copyright of Beijing Ren’ai. Beijing Ren’ai claimed damages of RMB2,000,000 (approximately $293,000). The court ruled in favor of Ren’ai in the suits and awarded Ren’ai total compensation of RMB500,000 (approximately $73,000). The defendants appealed the court’s decisions and Beijing First Intermediate People’s Court affirmed the decision of the People’s Court of Beijing Haidian District on September 15, 2010.

In April 2011, Xinjiang Yujinsheng Advertising Marketing Co., Ltd., or Xinjiang Yujinsheng, filed a suit in the Shanghai First Intermediate People’s Court against Acorn Information Technology (Shanghai) Co., Ltd., Shanghai Jinyifang Culture Communication Co., Ltd. and Xinjiang Guoyu Hetianyu Co., Ltd., alleging that the cicada-shaped jade pendants sold on our website, which were produced and supplied by the other two defendants, infringe upon the patent right for design of Xinjiang Yujinsheng. Xinjiang Yujinsheng claimed damages of RMB1,019,646 (approximately $161,825 ). A court decision was delivered on July 25, 2011 dismissing all the claims of Xinjiang Yujinsheng. Xinjiang Yujinsheng appealed the court decision and the Shanghai Higher People’s Court affirmed the decision of the Shanghai First Intermediate People’s Court on October 17, 2011.

In May 2011, Yangya Zidian Co., Ltd., or Yangya Zidian, filed a suit in the Beijing First Intermediate People’s Court against Zhongshan Meijin Digital Technology Co., Ltd., alleging that the video “Let’s Talk in English” we provide on our website to the users of our electronic learning products infringe upon the copyright of Yangya Zidian. Yangya Zidian claimed damages of RMB1.4 million (approximately $216,203). After negotiation, Zhongshan Meijin and Yangya Zidian reached an agreement on November 18, 2011, pursuant to which Zhongshan Meijin paid RMB 200,000 (approximately $31,741) to Yangya Zidian and Yangya Zidian withdrew the suit.

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

•	outbound call management system, which facilitates automatic outgoing dialing processes from a predetermined subgroup derived from our database and matches calls with available representatives;

•	database management system, which facilitates the collection and updating of customer information;

•	warehouse management system, or WMS, which aims to control the movement and storage of materials within our warehouse;

•	supply chain management system, or SCM, which aims to manage complex and dynamic supply and demand networks including our various suppliers and merchandise;

•	short message service, or SMS, system, which supports SMS product order confirmation and advertising;

•	TV direct sales monitoring system, which facilitates monitoring and analysis of TV direct sales programs, including timing, quality and effectiveness; and

•	database backup.

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

Regulatory Requirements for Foreign Participation

Direct Sales and Wholesale Distribution Businesses

Foreign investments in direct sales and wholesale businesses are both principally governed by the Administrative Measures on Foreign Investment in Commercial Sector promulgated by the Ministry of Commerce, or the Commercial Sector Measures on April 16, 2004 as supplemented. The Commercial Sector Measures lowered the previous thresholds for foreign investors to enter the commercial sector in China and completely removed the previous restrictions on the location of and maximum foreign shareholding percentage in foreign-invested commercial enterprises as of December 11, 2004. Under the Commercial Sector Measures, the establishment of a foreign-invested direct sales (including direct sales via TV, telephones, mail and Internet) or wholesale distribution enterprise must obtain approval from MOFCOM or its authorized local counterparts. On September 12, 2008, MOFCOM authorized its Provincial counterparts to approve the establishment or modification of a foreign-invested commercial enterprise except the one engaged in direct sale via TV, phones, mail, Internet, vender and other non-store methods or distribution of audio-visual products, books, newspapers and magazines which still should be approved by MOFCOM.

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

Advertising Services

The advertising industry used to be a restricted industry for foreign investment under the Guideline Catalog of Foreign Investment Industries (2004 Revision). However, on October 31, 2007, the National Development and Reform Commission and MOFCOM jointly issued the Guideline Catalog of Foreign Investment Industries (2007 Revision) that identified the advertising industry as permitted industry for foreign investment. On December 24, 2011 the National Development and Reform Commission and MOFCOM jointly issued the Guideline Catalog of Foreign Investment Industries (2011 Revision), under which the advertising industry continues to remain as permitted industry. As a permitted industry, approval of MOFCOM or its local counterpart is no longer required for a foreign invested enterprise or its domestic subsidiary to invest in advertising unless required by other specific PRC laws and regulations.

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

Our Direct Sales Operations

Due to the complicated and lengthy approval process and MOFCOM’s uncertain position towards approving investment in direct sale business by foreign investors under the Commercial Sector Measures, our direct sales business is currently conducted by our consolidated affiliated enterprises owned by Don Dongjie Yang and Weiguo Ge—Shanghai Network and Beijing Acorn. As domestic companies, these companies are not subject to the Commercial Sector Measures, but they are controlled by us through a set of contractual arrangements. See Item 4.C, “Information on the Company—Organizational Structure”. In the opinion of our PRC legal counsel, Commerce & Finance:

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

Our Advertising Operations

On September 24, 2007, we acquired 100% of the legal ownership of Shanghai Advertising, which had been one of our affiliated entities, through Shanghai Acorn Enterprise Management Consulting Co., Ltd., or Acorn Consulting. At the time of our acquisition, the advertising industry was still a restricted industry for foreign investment under the Guideline Catalog of Foreign Investment Industries (2004 Revision, and required the approval of Shanghai Foreign Investment Commission, or SAIC, MOFCOM’s local counterpart in Shanghai. However, we completed the registration of such acquisition with Pudong Administration of Industry and Commerce in Shanghai on September 24, 2007 without SAIC’s approval based on SAIC’s advice that this acquisition was a purely domestic acquisition without any foreign related issues. Our PRC legal counsel, Commerce & Finance, has advised us that it is unlikely that we would be required by the PRC regulatory authorities, in particular SAIC and MOFCOM, both as regulators of foreign investment, to seek such approval to make up for our deficiency or any penalties would be imposed upon us for failure to obtain such approval. However, we cannot assure you that SAIC or MOFCOM will not take a different view from ours. See Item 3.D, “Key Information—Risk Factors—Risks Related to the Regulation of Our Business—If the PRC government takes the view that we did not obtain the necessary approval for our acquisition of Shanghai Advertising, we could be subject to penalties.”

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

One of our subsidiaries, Acorn International Electronic Technology (Shanghai) Co., Ltd. holds a valid Medical Device Operation Enterprise License that will expire on November 13, 2012 and a Medical Device Registration Certificate for a neck massager with a valid term of four years from July 21, 2009. Another of our subsidiaries, Shanghai HJX Digital Technology Co., Ltd, holds a valid Medical Device Operation Enterprise License that will expire on March 14, 2015. Another of our subsidiaries, Acorn Trade (Shanghai) Co., Ltd., holds a valid Medical Device Operation Enterprise License that will expire on March 20, 2013. Separately, our two direct sale affiliated entities Shanghai Network and Beijing Acorn, hold valid Medical Device Operation Enterprise Licenses, which expire on March 14, 2015 and June 22, 2015, respectively. In addition, Zhuhai Acorn Electronic Technology Co., Ltd. holds a Medical Device Manufacturing Enterprise License expiring on October 25, 2016 and a Medical Device Registration Certificate for an oxygen generating device that expired on May 17, 2015. We are also in the process of renewing other expired licenses and certificates that are required for our operation and products.

For the purposes of strengthening the supervision and management of medical devices and protecting human health and life safety, on May 20, 2011 the Ministry of Health promulgated the Administrative Measures for the Recall of Medical Devices (Trial), or Recall Measures which provides that medical device manufacturing enterprises shall eliminate defects of products of certain types, models or batches that have already been launched into the market for sale by way of warning, examination, repair, re-labelling, revision and amendment of the instruction manual, software upgrade, exchange, withdrawal or destruction according to the prescribed procedures. The recall is classified into two categories, that is, voluntary recall and compelled recall. If a medical device manufacturing enterprise discovers that a medical device is defective after conducting investigation and evaluation, it shall immediately decide to recall such device. If, upon investigation and evaluation, the drug regulatory department finds any defect in medical device that manufacturing enterprise should have voluntarily recalled, the drug regulatory department shall compel the concerned enterprise to recall the concerned medical devices. If medical device manufactured by us is found any defects prescribed in Recall Measures, we shall be subject to recall of the defective medical device.

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

As internet information service in the website of http://ir.chinadrtv.com is not deeded as an operating business, we only need to file with the relevant information industry authorities for record, which we have finished yet. In addition, we hold an Internet Pharmaceuticals Information Service Qualification Certificate, which will expire on May 3, 2016.

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

Airtime used to broadcast TV direct sales programs and TV home shopping programs is typically considered to be advertising time. On September 10, 2009, the State Administration of Radio, Film and Television, or SARFT, issued the Circular on Strengthening the Administration of TV Direct Sales Advertising and Home Shopping Programs, which requires that TV direct sales advertising programs not be broadcasted on some specialized TV channels, including news channels and international channels, and TV home shopping channels and not be broadcasted on satellite TV channels during the period from 6:00pm to 12:00pm every day. The Administrative Measures on Advertising on Television or Radio issued by the SARFT on September 8, 2009 and effective as of January 1, 2010 which was amended on November 15, 2011 further requires that the total airtime allocated to commercial advertising on each TV channel not exceed 12 minutes per hour and not exceed 18 minutes in total during the period from 7:00pm to 9:00pm; no commercial advertising shall be inserted in whatever form during broadcasting of an episode (calculated as 45 minutes) of a television drama. Violation of these time restrictions may result in a warning, an order to correct the violation, a fine of up to RMB20,000, the suspension of broadcasting relevant to advertising, the suspension of the operation of the TV channel where the relevant advertising is broadcast, or even the withdrawal of the TV station’s operating license.

Under current PRC law, advertising operators can only sell advertising airtime to advertisers and are not allowed to sell to other advertising operators.

Advertising Content

PRC advertising laws and regulations set forth certain content requirements for advertisements in China, which include prohibition on, among other things, misleading content, superlative wording, socially destabilizing content, or content involving obscenities, superstition, violence, discrimination, or infringement of the public interest. Advertising for medical devices, fitness and other special products are subject to stricter regulation which prohibits any unscientific assertions or assurances in terms of effectiveness or usage, comparison with other similar products in terms of effectiveness or safety, and reference to medical research institutes, academic institutions, medical organizations, experts, doctors, or patients regarding the effectiveness or safety of the products advertised. In addition, all advertising relating to medical devices, fitness agrochemicals, as well as other advertisements that are subject to censorship by administrative authorities pursuant to relevant laws and regulations, must be submitted to the relevant administrative authorities for content review and approval prior to dissemination. Furthermore, SARFT and SAIC have issued a circular temporarily prohibiting, after August 1, 2006, the advertising of pharmaceutical products, diet and slimming products, medical devices, breast enhancement products and height increasing products in the form of TV- and radio-based direct sales programs pending adoption of new government rules. On September 10, 2009, the Circular on Strengthening the Administration of TV Direct Sales Advertising and Home Shopping Programs was issued by the SARFT, prohibiting the TV direct sales and home shopping programs to advertise pharmaceuticals, breast-enhancement products, diet and slimming products, and medical devices which are implantable or need instruction by experts. Meanwhile, the Administrative Measures on Advertising on Television or Radio, issued by the SARFT on September 8, 2009 and effective as of January 1, 2010 which was amended on November 15, 2011, prohibited the pharmaceutical and medical device or health related advertising program to contain the recovery rate or efficiency rate or certification by the doctors, experts, patients or public figures. Furthermore, Criteria for the Examination and Publication of Medical Device Advertisements were issued by the Ministry of Health, the State Administration for Industry and Commerce, the SFDA and became effective on May 20, 2009, which provided strict regulation on medical device advertisements publication. According to the Circular Concerning Further Severely Punishing Illegal Advertisements of Pharmaceuticals, Medical Devices and Health Food effective in February 2010, enterprises which published the illegal advertisements will be severely punished. On February 12, 2010 SARFT promulgated the Notice on Further Strengthening Examination and Supervision on Advertising on Television and Radio, which requires that, among other things, in TV shopping advertisement: (1) no host is allowed to participate in advertisement; (2) exaggerative voice, intonation and gestures are prohibited; and (3) no form such as news report, interview and news materials and information is allowed to be used. See Item 3.D, “Key Information—Risk Factors—Risks Related to the Regulation of Our Business—Governmental actions to regulate TV- and radio-based direct sales programs of medical devices and diet and slimming products will adversely impact sales of our branded neck massager product line and some of our other products and may adversely impact our future overall operating results”.

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

We receive substantially all of our revenue in Renminbi, which is currently not a freely convertible currency. Under our current structure, our income will be primarily derived from dividend payments from our subsidiaries in China.

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

Dividend Distributions

Pursuant to the Foreign Currency Administration Rules promulgated in 1996 and amended in 1997 and 2008, and various regulations issued by SAFE and other relevant PRC government authorities, the PRC government imposes controls on the convertibility of RMB into foreign currencies and, in certain cases, the remittance of currency out of China.

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

Shanghai Network and Beijing Acorn, our two affiliated entities, are currently owned by two PRC citizens, Don Dongjie Yang, our co-founder, chief executive officer and director, and Weiguo Ge, an assistant general managers of our finance department. Shanghai Network is primarily engaged in our TV direct sales business throughout China except for Beijing. Beijing Acorn is primarily engaged in our TV direct sales business in Beijing. We have entered into contractual arrangements with these two affiliated entities pursuant to which our wholly owned subsidiary, Acorn Information Technology (Shanghai) Co., Ltd., provides technical support and management services to these affiliated entities. In addition, we have entered into agreements with these two affiliated entities and their shareholders, Don Dongjie Yang and Weiguo Ge, providing us with the ability to effectively control each of these affiliated entities. Accordingly, we have consolidated historical financial results of these two affiliated entities in our financial statements as variable interest entities pursuant to U.S. GAAP. In September 2007, we acquired the legal ownership of Shanghai Acorn Advertising Broadcasting Co., Ltd, or Shanghai Advertising, which was previously one of our affiliated entities owned by Don Dongjie Yang and David Chenghong He. As James Yujun Hu and Guoying Du who used to be the designees under the contractual arrangements resigned from the Company in 2010, we released the above persons from rights and obligations under the contractual arrangements and new Powers of Attorney were entered into, pursuant to which, Irene Lin Bian and Lifu Chen have been appointed by Don Dongjie Yang and David Chenghong He who were shareholders of two affiliated entities at that time as new designees to exercise their shareholders rights in Shanghai Network and Beijing Acorn, respectively, including their voting rights in the shareholders meeting. David Chenghong He resigned from the Company in February 2011, and the contractual arrangements previously entered into by David Chenghong He were all terminated and Irene Lin Bian became the 25% shareholder in our two affiliated entities and entered into a new set of contractual arrangements. Under the new set of contractual arrangements, Lifu Chen and Weiguo Ge were appointed by Don Dongjie Yang and Irene Lin Bian as new designees to exercise their shareholders rights in Shanghai Network and Beijing Acorn, respectively, including their voting rights in the shareholders meeting. On November 29, 2011, shortly before Irene Lin Bian left the Company, the contractual arrangements previously entered into by Irene Lin Bian were all terminated and Weiguo Ge became the 25% shareholder of our two affiliated entities and entered into a new set of contractual arrangements. Pursuant to the new powers of attorney under the new set of contractual arrangements, Lifu Chen and Yongqiang Zhu was appointed by Don Dongjie Yang and Weiguo Ge as new designees to exercise their shareholders rights in Shanghai Network and Beijing Acorn, respectively, including their voting rights in the shareholders meeting.

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

In June 2009, we disposed of 33% equity interest in Shanghai Yimeng for a consideration of $10.5 million in cash. After the divestment, we owned 18% of Shanghai Yimeng and it is no longer our subsidiary. See Item 4.B, “Business Overview—Divestment in Shanghai Yimeng” for further details.

As part of our reorganization, we deregistered U King Communications Equipment (Hong Kong) Limited in May 2011, transferred 100% of the ownership interest in Shanghai Advertising to MK AND T Communications Limited in October 2011 and disposed of our shareholding in Acorn Hong Kong Holdings Limited in December 2011.

The following diagram illustrates our current corporate structure and the place of formation, ownership interest and affiliation of each of our subsidiaries and the two affiliated entities as of the date of this 20-F(1):

Acorn International, Inc. (Cayman Islands)
100%
China DRTV, Inc. (British Virgin Islands)
100%
Smooth Profit Limited (British Virgin Islands)
100%
100%
MK AND T Communications Limited (Hong Kong)
Bright Rainbow Investments Limited (Hong Kong)
Outside China
In China
100%
Shanghai Acorn Advertising Broadcasting Co., Ltd.
100%
Wuxi Enterprise Management Consulting Co., Ltd
100%
Yiyang Yukang Communication Equipment Co. Limited
51%
Zhuhai Sunrana Bio-tech Co., Ltd.(4)
100%
Zhuhai Acorn Electronic Technology Co., Ltd
100%
Shanghai HJX Digital Technology Co., Ltd
100%
Beijing HJZX Software Technology Development Co., Ltd.
100%
Beijing Acorn Youngleda Oxygen Generating Co., Ltd.
75%
Zhongshan Meijin Digital Technology Co., Ltd.
100%
Acorn Trade (Shanghai) Co., Ltd.
100%
Acorn International Electronic Technology (Shanghai) Co., Ltd.
100%
Acorn Information Technology (Shanghai) Co., Ltd
50%
50%
Shanghai Acorn Enterprise Management Consulting Co., Ltd
50%
Shanghai Acorn HJX Software Technology Development Co., Ltd.
(2) (3)
50%
Don Dongjie Yang
Weiguo Ge
75%
25%
Shanghai Acorn Network Technology Development Co., Ltd.
Beijing Acorn Trade Co., Ltd.
Equity ownership
Contractual arrangements

(1)	For risks related to our current corporate structure, see Item 3.D, “Key Information—Risk Factors—Risks Related to the Regulation of Our Business”.
(2)

Agreements that provide us with effective control over Shanghai Acorn Network Technology Development Co., Ltd. and Beijing Acorn Trade Co., Ltd. include equity pledge agreements, irrevocable powers of attorney, a loan agreement, operation and management agreements, exclusive purchase agreements and spouse consent letters. We may modify our contractual arrangements from time to time to facilitate our operations. For previous changes in our contractual arrangements, please see Item 3 C. “Organizational Structure” for further information.

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

Our direct sales business, and our advertising operations in support of our direct sales business, are regulated by SAIC. All of our advertising business operations, which include design, production and publication of TV and other advertising, are conducted by Shanghai Advertising, which used to be one of our affiliated entities. We acquired 100% of the legal ownership of Shanghai Advertising through Shanghai Acorn Enterprise Management Consulting Co., Ltd. in September 2007, and subsequently transferred the entire equity interest in Shanghai Advertising to MK AND T Communications Limited as part of our reorganization. The Pudong Administration of Industry and Commerce in Shanghai issued a new business license for Shanghai Advertising to conduct our advertising operations following the acquisition.

In addition, Shanghai HJX, Acorn International Electronic Technology (Shanghai) Co., Ltd., Beijing Acorn Youngleda Oxygen Generating Co., Ltd., or Beijing Youngleda and Zhuhai Acorn Electronic Technology Co., Ltd. manufacture and distribute through our nationwide distribution network most of our electronic learning products, electronic dictionary products, posture correction products and oxygen generating devices, and each provides technical support and after-sales services for such products. The direct sales of our consumer electronics products and other fitness products are primarily conducted through Shanghai Network and Beijing Acorn.

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

Agreements that Provide Effective Control and an Option to Acquire Shanghai Network and Beijing Acorn

These agreements provide us with effective control over these two affiliated entities and their shareholders, Don Dongjie Yang, our co-founder, chief executive officer and director, and Weiguo Ge, one of the Assistant General Managers of our finance department. They include irrevocable powers of attorney, a loan agreement, equity pledge agreements, operation and management agreements and spouse consent letters. Under the exclusive purchase agreements, we also have exclusive options to purchase the equity interests of the affiliated entities.

•

Irrevocable Powers of Attorney. Under irrevocable powers of attorney, each of the two shareholders of Shanghai Network and Beijing Acorn, Don Dongjie Yang and Weiguo Ge, has granted to designees of Acorn Information, Lifu Chen, one of our vice presidents, and Yongqiang Zhu, one of our vice presidents, the power to exercise all voting rights of such shareholder in the shareholders’ meetings, including but not limited to the power to determine the sale or transfer of all or part of such shareholder’s equity interest in, and appoint the directors of, Shanghai Network and Beijing Acorn. These irrevocable powers of attorney have terms of ten years and will automatically renew for another ten years unless terminated by the above-mentioned designees of Acorn Information in writing three months prior to their expiry.

•

Loan Agreement. Under the loan agreement among Acorn Information and the shareholders of these two affiliated entities, Don Dongjie Yang and Weiguo Ge, Acorn Information made an interest-free loan to Don Dongjie Yang and Weiguo Ge in an aggregate amount of $16.2 million and agreed to make additional interest-free loans not exceeding approximately $4.2 million to Don Dongjie Yang and Weiguo Ge. The loan is to be used primarily for capital investments by the shareholders in Shanghai Network and Beijing Acorn. The loan can only be repaid by the shareholders’ transfer of their interests in Shanghai Network and Beijing Acorn to Acorn Information or its designee when permissible under PRC law. The initial term of the loan is ten years and will automatically be renewed for another ten years absent a written termination notice from Acorn Information.

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

•

Equity Pledge Agreements. Under the equity pledge agreements among Acorn Information and the two shareholders of the affiliated entities, each of Don Dongjie Yang and Weiguo Ge has pledged all of his equity interests in Shanghai Network and Beijing Acorn to Acorn Information to guarantee the performance of the two affiliated entities under the operation and management agreements and the exclusive technical services agreements as described below, as well as their personal obligations under the loan agreements. Each of the shareholders also agrees not to transfer, assign or, pledge his interests in any of these affiliated entities without the prior written consent of Acorn Information. If any of these affiliated entities or either of the two shareholders breaches its respective contractual obligations thereunder, Acorn Information, as pledgee, will be entitled to certain rights, including but not limited to the right to sell the pledged equity interests. The terms of these agreements are ten years and will automatically renew for another ten years absent written termination notice by Acorn Information three months prior to their expiry.

•

Exclusive Purchase Agreements. Pursuant to the exclusive purchase agreements among Acorn Information and each of Shanghai Network and Beijing Acorn and their shareholders, Don Dongjie Yang and Weiguo Ge, each of the two shareholders has irrevocably granted Acorn Information or its designee an exclusive option to purchase at any time if and when permitted under PRC law, all or any portion of their equity interests in Shanghai Network and Beijing Acorn for a price that is the minimum amount permitted by PRC law. The terms of these agreements are ten years and will automatically renew for another ten years absent a written termination notice by Acorn Information three months prior to their expiry.

•

Spouse Consent Letters. Pursuant to the spouse consent letters, the spouse of each of the shareholders of these two affiliated entities acknowledges that she is aware of, and consents to, the execution by her spouse of irrevocable powers of attorney, equity pledge agreements and the exclusive purchase agreements described above. With respect to establishment, grant and performance of the above irrevocable powers of attorney, equity pledge and the exclusive purchase, each spouse further agrees that, whether at present or in the future, she will not take any actions or raise any claims or objection.

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

D. Property, Plant and Equipment

We are headquartered in Shanghai and have leased an aggregate of approximately 19,453 square meters of office and call center spaces in Beijing, Shanghai and Wuxi. Our leases are typically for a term from one to five years. We acquired office space of an aggregate of approximately 3,852 square meters on Tianlin Road, Shanghai in 2007, in order to accommodate our growing number of employees and expanding operations. The relocation to the new facility completed in January 2009. Our four central warehousing hubs cover approximately 50,493 square meters, among which 14,683 square meters are subject to varying lease terms. We typically enjoy a priority right to renew our leases for our warehouses.

Our manufacturing facilities in Beijing, Shanghai, Shenzhen and Zhuhai occupy an aggregate of approximately 7,200 square meters. Our manufacturing facilities in Beijing and Zhuhai are used for the production of our oxygen generating device product line, our manufacturing facilities in Shanghai are used for the production of our posture correction product lines, and our manufacturing facility in Shenzhen is used for the production of our electronic learning product line.

Uncertainty exists as to our right to use the land on which our manufacturing facilities are built in Beijing. For additional information regarding this uncertainty, see Item 3.D, “Key Information—Risk Factors—Risks Related to Our Business—Our leases of land and manufacturing facilities in Beijing may not be in full compliance with PRC laws and regulations and we may be required to relocate our facilities, which may disrupt our manufacturing operations and result in decreased net revenues”.

During the first quarter of 2009, we obtained a fifty-year land use right of a piece of land in Qingpu district of Shanghai for aggregate consideration of approximately RMB51.2 million (approximately $7.5 million). We have completed the construction of a warehouse and a factory for keeping our inventories and manufacturing our proprietary branded products on such land parcel and have conducted various completion inspections. We expect relevant building ownership certificates to be obtained in the near future.

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

A. Operating Results

Overview

We are a media and branding company in China, operating one of China’s largest TV direct sales businesses in terms of revenues and TV airtime. We have strong media resources, through which we offer and market a diverse portfolio of proprietary products. We have built a proven track record of developing, promoting and selling proprietary-branded products, as well as products from established third parties. We sell our products primarily through our TV direct sales platform, other direct sales platform which include outbound calls, catalog sales, third-party bank channel sales and Internet sales, as well as our nationwide distribution network. Our core strategy is to generate sales by building proprietary brands via buying and utilizing all forms of media.

We believe our nationally televised TV direct sales programs allow us to build strong product brand awareness among China’s consumers and to generate significant demand for the products that we market within a short period of time. Our other forms of media resources enable us to reach out to a larger customer base and to lessen our reliance on advertising expenditures for TV time purchases. Our nationwide distribution network, coupled with local marketing efforts, helps further enhance the awareness of, and demand for, marketed products, thereby broadening our customer reach and enhancing our product penetration on a nationwide basis.

Our net revenues and operating income in any period are largely driven by our direct sales and distribution platforms and our product mix, advertising expenses, and promotional events occurring in the period. Our net revenues, which include direct sales net revenues and distribution net revenues, were $287.6 million, $293.2 million and $362.1 million, in 2009, 2010 and 2011, respectively. Direct sales net revenues, which include both net proceeds from products sold through our TV direct sales programs and net proceeds from products sold through our other direct sales platforms, increased from $160.4 million in 2009 to $195.8 million in 2010, and further to $291.5 million in 2011. The continued development of our other direct sales channels resulted in gross revenues generated from our other direct platform to increase from approximately $60.3 million in 2009 to approximately $108.9 million in 2010, and further to $162.0 million in 2011. which was driven primarily by increased sales through internet and outbound calls. Distribution net revenues, which are derived from sales of products to our distributors, decreased from $127.2 million in 2009 to $97.4 million in 2010, and to $70.5 million in 2011. In addition, we recorded operating income of $1.1 million in 2011 compared to operating losses of $12.8 million in 2010 and $7.5 million in 2009, respectively.

Our longer term goal is to become the leading media and branding company in China and to capitalize on our integrated multi-media platform with an aim to become partners of choice for both well-established and promising new businesses to market and distribute their products in China. To achieve this goal, our management has adopted a new performance review system since 2010 which focuses on the optimization of our media return and spending. In addition, we will continue to grow our business across product lines and platforms, including Aoya cosmetic products, Yierjian abdominal trainer and Ozing electronic learning products, as well as our TV and other direct sales platforms. We also plan to further enhance our customers’ brand loyalty through a more effective business strategy, higher product quality, and better customer service, thereby achieving higher productivity and profitability.

Factors Affecting Our Results of Operations

We have benefited from a number of trends that are currently accelerating the growth of the direct sales industry in China, including, among other things, overall economic growth that has resulted in increased disposable income and discretionary consumer spending. Company-specific factors that may affect our future financial condition and results of operations include, among other things, the following:

•	the mix of products selected by us for marketing through our sales platforms and distribution network:

Although we maintain and offer a diverse product portfolio, we generally focus on marketing and selling four to six featured product lines at any one time through our TV and other direct sales platform, and a limited number of products through our nationwide distribution network. Consequently, we have been, and expect to continue to be, dependent on a limited number of featured product lines to generate a large percentage of our net revenues. For example, sales of our cell phone products, our top selling product line in 2011, increased from $125.1 million in 2010 to $166.0 million in 2011, representing 45.7% of our net revenues in 2011. Among these featured product lines, some of which generally enjoys higher profit margin, such as our cosmetics product line, while some of which generally have lower profit margin, such as our mobile handset product line. Currently, our featured product lines mainly include cell phone products, electronic learning products, cosmetics products, collectible products, fitness products and consumer electronic products. We expect that our fitness product line featuring our Yierjian abdominal trainer to become one of the main drivers of our revenue growth in 2012.

•	the mix of our TV versus other direct sales platforms:

We sell our products through our TV direct sales platform, other direct sales platform and our nationwide distribution network. Our direct sales (including both TV and other direct sales) accounted for 55.8%, 62.8% and 80.5%, respectively, of our net revenues in 2009, 2010 and 2011, respectively, while our distribution sales accounted for 44.2%, 33.2% and 19.5%, respectively, of our net revenues in 2009, 2010 and 2011, respectively. We expect to continue to focus on our TV and other direct sales platforms, which we believe to be our core competency, and expect our revenues generated from our distribution network will continue to decrease in 2012.

•	new product introductions by us or our competitors and our ability to identify new products:

Our ability to maintain or grow our revenue depends on our ability to successfully identify, develop, introduce and distribute in a timely and cost-effective manner new and appealing product offerings, including new and upgraded products. We employ a systematic identification and development process. After a potential featured product has been identified and tested, we evaluate a number of key benchmarks, particularly estimated profitability relative to our media expenses, in determining whether to conduct full-scale sales and marketing. We also seek to diversify our product offerings by adding products that offer recurring revenue opportunities. To help us identify suitable new products, we entered into an exclusive partnership agreement on July 21, 2011 with GIS, a full-service international direct-response television distributor, pursuant to which GIS will search for and identify products of interest for us and obtain rights to such products on our behalf.

•	the amount and timing of operating expenses incurred by us, in particular our media procurement expenses:

Our product revenues are driven significantly by our spending on advertising, particularly our TV direct sales programs. Our total advertising expenses decreased from $61.0 million in 2009 to $58.5 million in 2010 and then increased to $68.6 million in 2011. The largest component of our total advertising expenses, constituting over 80% of total advertising expenses in each of 2009, 2010 and 2011, is purchased TV advertising time, which correlates to the conversion rate of our inbound calls. The primary performance metric we track and analyze on a daily basis is the conversion rate of our inbound calls. The conversion rate for inbound calls, which is the percentage of inbound calls that result in product purchase orders, was 30.1%, 25.4% and 31.4%, in 2009, 2010 and 2011, respectively. The increase in conversion rate in 2011 was primarily due to increased sales of certain product categories that generally have higher conversion rates, as well as the lower average selling prices of certain products. We believe that with our more focused and targeted media spending, we could further improve the conversion rate of our inbound calls, thereby increase our net revenues.

Our advertising cost per minute varies depending on the channels. Certain CCTV channels, which generally have a broader reach, are more expensive. Our average per minute advertising cost for TV direct sales programs in 2009, 2010 and 2011 was approximately $165, $215 and $342, respectively. Some TV channels increase their rates annually. In addition, we have experienced more significant rate increases on some of our national satellite TV channels, compared to our other TV channels, as their reach and ratings have increased. In 2011, our top five TV channels in terms of amount of our advertising expenditures accounted for approximately 56.1% of our total advertising expenditures of TV direct sales programs and constituted approximately 39.8% of the total TV airtime of our TV direct sales programs.

In addition to the avobe factors, recent competition in the direct sales industry in China presents new challenges to our business. Related challenges include the evolving nature of the TV direct sales industry and our business model and a continuously evolving competitive landscape. To address these challenges, among other things, we regularly evaluate developments and the competitive landscape in the consumer retail market in China (including the TV direct sales market in China). In turn, as appropriate, we adjust our product offerings, sales and marketing efforts and business strategy. We undertake these adjustments in connection with constant evaluation of our media allocation for each product to maximize return on our media expenditures. For example, we track and analyze data generated through our call center operations. Using this data, we adjust the products we promote on TV, the frequency and time slots of our TV direct sales programs, as well as the TV channels on which we broadcast our programs on a weekly basis.

For a detailed discussion of other factors that may cause our results of operations to fluctuate, see Item 3.D, “Key Information—Risk Factors—Risks Relating to Our Business.”

Revenues

	For the years ended December 31,
	2009		2010		2011
	Amount	% of total revenue, net	Amount	% of total revenue, net	Amount	% of total revenue, net
	(in U.S. dollars, except percentage)
Revenues:
Direct sales, net	$160,357,948	55.8%	$195,821,308	66.8%	$291,524,509	80.5%
Distribution sales, net	127,227,672	44.2%	97,419,877	33.2%	70,533,404	19.5%

Total revenues, net	$287,585,620	100.0%	$293,241,185	100.0%	$362,057,913	100.0%

Our net revenues consist of direct sales net revenues generated from our TV and other direct sales platforms and distribution sales net revenues. The percentage of our total net revenues attributable to direct sales and distribution sales revenues varies from period to period based on, among other things, our TV airtime dedicated to our proprietary or third-party products in any given period, as well as our joint sales arrangements with third parties. The decrease in distribution sales net revenues as a percentage of our net revenues in 2009, 2010 and 2011 primarily reflected our strategy to focus on direct sales of our proprietary products since 2010.

Direct sales net revenues represent product sales through our TV direct sales programs and our other direct sales platforms, including third-party bank channel sales, sales realized through our outbound calls, catalog sales and Internet sales. To date, a significant portion of our direct sales net revenues have been generated from our TV direct sales platform. We plan to continue to develop other direct sales platform to increase the absolute numbers of our revenues in 2012.

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

Direct sales net revenues for 2009, 2010 and 2011 have been adjusted in the current accounting period based on our actual unsuccessful product deliveries experience.

Cost of Revenues

Cost of revenues represents our direct costs to manufacture, purchase or develop products sold by us to consumers or our distributors. For a particular product, the related cost of revenues is the same regardless of whether sold by us directly to consumers or to our distributors. The most significant factor in determining cost of revenues as a percentage of revenue in any period is our product mix for the period. For example, our cell phone or electronic learning product products currently have a higher per unit cost of revenues than our other products, such as our cosmetic products, which typically results in a lower gross margin for such products.

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

Advertising Expenses

Advertising expenses consist primarily of the expenses of purchasing our advertising media, mostly the expense of TV advertising time and, to a significantly lesser extent, other media, primarily newspaper advertising space and the Internet. Advertising expenses also include payments to reimburse certain of our distributors for a portion of their local TV airtime, print media and other advertising-related expenses in support of our products distributed by them. To date, we have not deferred any advertising expenses, and all such advertising expenses have been recognized as incurred.

We use our purchased TV advertising time to broadcast our TV direct sales programs and our product-oriented promotional advertising. Our advertising expenses primarily include the cost of the TV advertising time used to broadcast our TV direct sales programs. Payments received from our joint sales partners to share a portion of the related TV advertising cost are recorded as a reduction to our TV advertising expense. We also promote brands through print and other media, primarily Internet, newspaper and radio advertising. We enter into our advertising agreements near the end of each year and consequently the balance of our prepayment for advertising is usually at its highest level at the year-end. In 2012, we generally entered into advertising agreements with a term of one year.

Other Selling and Marketing Expenses

Other selling and marketing expenses consist primarily of costs related to product delivery, salary and benefits for our call center sales and marketing personnel, and the production of our TV direct sales programs and other advertising. Amortization charges related to intangible assets acquired in our December 2008 acquisition of Yiyang Yukang were included in other selling and marketing expenses in 2009. We rely significantly on EMS and local delivery companies to deliver our products and to collect payments in connection with our products delivered on a cash on delivery, or COD, payment method. We are responsible for the delivery and handling fee regardless whether the delivery is successful.

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

For 2009, 2010 and 2011, several of our PRC subsidiaries and affiliated companies benefited from the following special tax rates or incentives:

Shanghai Advertising registered in Pudong New District, Shanghai of the PRC, is subject to 20% Enterprise Income Tax, or EIT, in 2009, 22% EIT in 2010 and 24% EIT in 2011 pursuant to the phase-out rule of the New EIT Law.

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

Acorn Information, as a recognized software company, has been eligible for the Tax Holiday since 2005.

HZX Software, as a recognized software company, has been eligible for the Tax Holiday since 2009.

We adopted the provisions of ASC740-10, “Income Taxes—Overall” (previously FASB Interpretation No. 48, “Accounting For Uncertainty in Income Taxes—an Interpretation of SFAS No. 109”). Based on our analyses under ASC740-10, we have made our assessment of the level of authority for each tax position (including the potential application of interest and penalties) based on the technical merits, and have measured the unrecognized benefits associated with the tax positions. As of December 31, 2009, 2010 and 2011, we had unrecognized tax benefits of approximately $3.1 million, $3.1 million and $2.5 million, respectively.

Results of Operations

The following table sets forth our consolidated statements of operations by amount and as a percentage of our total net revenues for 2009, 2010 and 2011:

	For the years ended December 31
	2009		2010		2011
	Amount	% of total revenues, net	Amount	% of total revenues, net	Amount	% of total revenues, net
	(in thousands, except for percentages)
Condensed Consolidated
Statements of Operations Data
Revenues:
Direct sales, net	$160,358	55.8%	$195,821	66.8%	$291,525	80.5%
Distribution sales, net	127,228	44.2%	97,420	33.2%	70,533	19.5%

Total revenues, net	287,586	100.0%	293,241	100.0%	362,058	100.0%

Cost of revenues:
Direct sales	67,531	23.5%	106,990	36.5%	160,360	44.3%
Distribution sales	83,097	28.9%	74,732	25.5%	45,584	12.6%

Total cost of revenues	150,628	52.4%	181,722	62.0%	205,944	56.9%

Gross profit	136,958	47.6%	111,519	38.0%	156,114	43.1%

Operating (expenses) income
Advertising expenses	(61,048)	(21.2)%	(58,470)	19.9%	(68,563)	18.9%
Other selling and marketing expenses	(42,956)	(14.9)%	(43,377)	14.8%	(59,854)	16.5%
General and administrative expenses	(31,196)	(10.8)%	(25,434)	8.7%	(31,681)	8.8%
Impairment of goodwill and intangible assets	(15,248)	(5.3)%	—	—	—	—
Other operating income, net	6,004	2.1%	2,977	1.0%	5,084	1.4%

Total operating (expenses) income	144,444	50.2%	(124,304)	42.4%	(155,014)	42.8%

Income (loss) from operations	(7,486)	(2.6)%	(12,785)	4.4%	1,100	0.3%

Other (expense) income	2,068	0.7%	4,826	1.6%	7,822	2.2%
Total income tax (expense) benefit	2,539	0.9%	1,539	0.5%	(3,111)	0.9%

Equity in losses of affiliates	(417)	(0.1)%	(797)	(0.2)%	(772)	(0.3)%
Loss from continuing operations	(3,296)	(1.1)%	(7,217)	2.5%	5,039	1.4%
Income from discontinued operations, net of tax	15,363	5.3%	—	—	—	—

Income from extraordinary items, net of tax	—	—	828	0.3%	—	—
Net income (loss)(1)	12,067	4.2%	(6,390)	2.2%	5,039	1.4%
Net income (loss) attributable to non-controlling interest	(184)	(0.1)%	(19)	(0.0)%	84	0.0%

Net income (loss) attributable to Acorn International, Inc	11,883	4.1%	(6,409)	(2.2)%	5,123	1.4%

	For the years ended December 31
	2009		2010		2011
	Amount	% of total revenues, net	Amount	% of total revenues, net	Amount	% of total revenues, net
	(in thousands, except for percentages)
(1) Includes share-based compensation of:
Other selling and marketing expenses	$(94)	(0.0)%	$—	—	$—	—
General and administrative expenses	(1,751)	(0.6)%	(215)	0.0%	(130)	0.0%

The table below summarizes our gross revenues for 2009, 2010 and 2011, broken down by product categories:

	2009 $‘000	Sales %	2010 $‘000	Sales %	2011 $‘000	Sales %
Cell phones	61,277	21.29	125,074	42.61	165,958	45.72
Electronic learning products	105,223	36.56	69,535	23.69	62,539	17.23
Collectible products	9,516	3.31	18,040	6.15	33,194	9.14
Cosmetics	45,149	15.69	26,233	8.94	24,857	6.85
Consumer electronics	9,666	3.36	14,035	4.78	24,249	6.68
Health products	29,825	10.36	12,950	4.41	13,348	3.68
Fitness products	—	—	403	0.14	12,064	3.32
Auto products	7,053	2.45	9,753	3.32	1,189	0.33
Other products	20,073	6.98	17,503	5.96	25,601	7.05

Total net revenues	287,782		293,526		362,999

Comparison of Years Ended December 31, 2009, December 31, 2010 and December 31, 2011

Revenues

Our total net revenues, which include direct sales net revenues and distribution net revenues, increased 2.0% from $287.6 million in 2009 to $293.2 million in 2010 and further increased 23.5% to $362.1 million in 2011. The net increase of $68.8 million in total net revenues in 2011 primarily reflected increased sales of Gionee branded cell phones and our collectables products through our direct sales platforms, partially offset by decreased distribution sales net revenues as a result of decreased sales of Yukang branded cell phones, as well as the decreased sales in Ozing electronic learning products due to a slowdown in the electronic learning products market.

In 2009, 2010 and 2011, approximately 55.8%, 66.8% and 80.5% of our total net revenues, respectively, were generated through our direct sales platforms. Direct sales net revenues, which include both net proceeds from products sold through our TV direct sales platform and net proceeds from products sold through our other direct sales platforms, increased from $160.4 million in 2009 to $195.8 million in 2010, and further to $291.5 million in 2011. With the continued development of our other direct sales channels, our net revenues from non-TV direct sales channels increased from approximately $60.3 million in 2009 to approximately $108.9 million in 2010, and further to $162.0 million in 2011, driven primarily by increased sales through outbound calls and the Internet. We expect the relative contribution of other direct sales to continue to increase over time.

Distribution net revenues, which are derived from sales of products to our distributors, decreased from $127.2 million in 2009 to $97.4 million in 2010, and further decreased to $70.6 million in 2011. The percentage of our total net revenues generated through our nationwide distribution network was 44.2% in 2009, 33.2% in 2010 and 19.5% in 2011. The decrease of distribution net revenues in 2011 was primarily due to the decreased sales of Yukang branded cell phones, decreased sales of Ozing products due to less market demand and decreased sales of auto products through our distribution channels. The decrease of distribution net revenues in 2010 was primarily due to the decreased sales of Ozing products as a result of an overall slowdown in the electronic learning products market in that year.

The following table sets forth our three best-selling product lines for our direct sales platforms by net revenues and as a percentage of applicable total direct net revenues for the periods indicated, together with a reconciliation to net direct sales revenues:

		2009			2010			2011
Product	Brand	Revenues	percentage	Rank	Revenues	percentage	Rank	Revenues	percentage	Rank
		(in thousands, except percentages and ranks)
Direct Sales:
Cell phone	Gionee, K-touch, U-king, Lenovo, Nokia & Konka	$33,179	20.7%	2	$101,907	52.0%	1	$164,519	56.3%	1
Posture correction product	Babaka	$—	—	—	—	—	—	—	—	—
Electronic learning product	Ozing	21,862	13.6%	3	$—	—	—	—	—	—
Cosmetics products	Aoya, Cobor, Dr Cell, Softto and CMM	$44,182	27.5%	1	$26,110	13.3%	2	$24,857	8.5%	3
Collectibles		—	—	—	18,040	9.2	3	$33,194	11.4%	2
Direct Sales-total top three		$99,223	61.8%		$146,057	74.5%		$222,570	76.1%
Other products revenues		$61,331	38.2%		$50,041	25.5%		$69,720	23.9%
Total gross revenues		$160,554	100%		$196,098	100%		$292,290	100%
Total sales tax		$(196)			$(277)			$(765)
Total revenues, net		$160,358			$195,821			$291,525

Direct sales net revenues increased from $160.4 million in 2009 to $195.8 million in 2010 and increased to $291.5 million in 2011, or 22.1% in 2010 and 48.9% in 2011. The net increase of $95.7 million in direct sales net revenues in 2011 primarily reflected our 61.4% increase in sales of cell phones, which was mainly attributable to sales of Gionee A320 and A350 models. Sales of cell phone products accounted for 56.3% of our direct sales net revenues in 2011. Our top three products sold through our direct sales platforms in 2011 were cell phones, collectibles and cosmetics products, which collectively accounted for $222.6 million, or 76.1%, of our direct sales net revenues in 2011. The net increase of $35.4 million in direct sales net revenues in 2010 primarily reflects our 207.1% increase in sales of cell phones, led by sales of the Gionee A320 mode, which accounted for 52.0% of direct sales net revenues in 2010, offset by the decline in electronic learning products. Our top three direct sales products in 2010 were cell phone, cosmetics and collectibles, which accounted for $146.1 million, or 74.5% of our direct sales net revenues in that year.

The following table sets forth our three best-selling product lines for our distribution network by net revenues and as a percentage of applicable total distribution net revenues for the periods indicated, together with a reconciliation to net distribution sales revenues:

		2009			2010			2011
Product	Brand	Revenues	percentage	Rank	Revenues	percentage	Rank	Revenues		percentage	Rank
		(in thousands, except percentages and ranks)
Distribution Sales:
Electronic learning product	Ozing & Meijin	$83,326	65.5%	1	$63,529	65.2%	1		$58,875	83.3%	1
Posture correction product	Babaka	$8,129	6.39%	3	—	—	—		3,967	5.61%	3
Cell phone	Gionee, K-touch, U-king, Lenovo, Nokia & Konka	28,098	22.1%	2	$23,168	23.8%	2	$
Health products					$4,412	4.53%	3		$5.847	8.27%	2
Distribution sales-total top three		$119,553	94.0%		$91,109	93.5%			$68,689	97.1%
Other products revenues		$7,675	6%		$6,319	6.5%			$2.019	2.9%
Total gross revenues		$127,228	100%		$97,428	100%			$70,708	100%
Total sales tax		$(0)			$(8)				$(175)
Total revenues, net		$127,228			$97,420				$70,533

Distribution sales net revenues decreased 23.4% from $127.2 million in 2009 to $97.4 million in 2010 and further decreased 27.6% to $70.5 million in 2011. Our top three distribution sales products in 2011 were our electronic learning products, health products and posture correction products, which accounted for $68.7 million. The net decrease of $26.9 million in distribution sales net revenues in 2011 was primarily due to the decreased sales of Yukang branded cell phones in distribution channels. The net decrease of $29.8 million in distribution sales net revenues in 2010 was primarily due to decreased sales of our electronic learning products as a result of a slowdown in the electronic learning products market.

Cost of Revenues

Our cost of revenues is primarily dependent upon the mix of products and units sold during the relevant period.

Our total cost of revenues increased from $150.6 million in 2009 to $181.7 million in 2010 and further increased to $205.9 million in 2011 in line with the increase of sales scale. As a percentage of total net revenues, total cost of revenues was 52.4%, 62.0% and 56.9% in 2009, 2010 and 2011, respectively. The overall increase in cost of revenues in 2011 was primarily driven by increase in sales and a shift in the product mix. The overall increase in cost of revenues in 2010 was primarily driven by a 104.1% increase in the sales of our cell phone products, which generally have higher costs, as well as the write down in inventory as we adjusted our inventory estimate based on our current requirement.

Direct sales cost of revenues increased 58.4% from $67.5 million in 2009 to $107.0 million in 2010, and further increased 49.9% to $160.4 million in 2011. The fluctuations in 2010 and 2011 primarily reflect the increased sales volumes of our cell phone products in those periods, which generally have higher per-unit costs.

Distribution cost of revenues decreased from $83.1 million in 2009 to $74.7 million in 2010, representing a 10.1% decrease in 2010, and further decreased to $45.6 million in 2011, representing a 39.0% decrease in 2011. The decrease in 2011 primarily reflected the decreased sales of our cell phone products. The decrease in 2010 primarily reflected the decreased sales of our Ozing products, partially offset by the increased sales of our cell phones.

Gross Profit and Gross Margin

The following table sets forth gross profits and gross margins (being gross profit divided by the related net revenues) for our direct sales and distribution sales platforms:

	For the years ended December 31,
	2009		2010		2011
	Gross profit	Gross margin	Gross profit	Gross margin	Gross profit	Gross margin
	(in U.S. dollars)
Direct sales, net	$92,826,982	57.9%	$88,830,925	45.4%	$131,164,842	45.0%
Distribution sales, net	44,130,740	34.7%	22,687,761	23.3%	24,949,263	35.4%

Total	$136,957,722	47.6%	$111,518,686	38.0%	$156,114,105	43.1%

Our total gross profits decreased from $137.0 million in 2009 to $111.5 million in 2010 and then increased to $156.1 million in 2011. Our overall gross margin decreased from 47.6% in 2009 to 38.0% in 2010 and then increased to 43.1% in 2011. Changes in our gross margins from period to period are driven by changes in our product mix and the platforms through which we sell them. The increase in gross margin in 2011 was largely due to a shift in product mix to include less sales of cell phone products in distribution, which generally have lower margins. The gross margin decreased in 2010 was mainly due to the increased sales of our cell phone products, which generally have lower profit margins.

We are generally able to maintain stable margins for our individual product lines. Although we discount the prices of individual products as competition enters the market over time, this discounting is typically done in conjunction with our introduction of an upgraded or replacement product with improved features and functions and similar or better pricing. If we are unable to maintain satisfactory gross profits relative to our expenses, we replace or cease marketing such product.

In addition to product mix-related variations, the difference between the sales price charged by us to our TV direct sales customers and what we charge our distributors for the same product accounts for a large portion of the difference in gross margins on direct sales and on distribution sales.

Gross margin on direct sales decreased from 57.9% in 2009 to 45.4% in 2010 and remained stable at 45.0% in 2011. The decrease in gross margin on direct sales in 2010 was primarily due to a shift in product mix to include more cell phone sales and a decrease in gross margin for cosmetics due to the discontinuation of Softto hair treatment products.

Gross margin on distribution sales decreased from 34.7% in 2009, 23.3% in 2010 and increased to 35.4% in 2011 due primarily to the decrease in mobile handset sales in distribution, which generally have lower margins. The decreased gross margin on distribution sales in 2010 was primarily due to a lower gross margin for Ozing products as a result of increased discounts to distributors, as well as certain write-downs of Ozing and cell phone inventories that we recorded in the fourth quarter of 2010.

Operating (Expense) Income

Our total operating (expense) income decreased from $144.4 million in 2009 to $124.3 million in 2010 and increased to $155.0 million in 2011. Of the total increase in 2011, $10.1 million was attributable to the increase in advertising expenses; $16.5 million reflected the increase in other selling and marketing expenses; and $6.2 million reflected the increase in general and administrative expenses. Of the total decrease in 2010, $2.6 million was contributable to the decrease in advertising expenses; $5.8 million reflected the decrease in general and administrative expenses; and $15.2 million reflected the decrease in impairment charges of goodwill and intangible assets. These decreases were partially offset by a $0.4 million increase in other selling and marketing expenses and $3.0 million decrease in other operating income, net. Total operating expense, as a percentage of total net revenue, decreased from 50.2% in 2009, to 42.4% in 2010 and to 42.8% in 2011.

Advertising Expenses

Our advertising expenses decreased from $61.0 million in 2009 to $58.5 million in 2010 and then increased to $68.6 million in 2011. As a percentage of total net revenues, advertising expenses decreased from 21.2% in 2009 to 19.9% in 2010 and 17.3% in 2011. The overall increase in advertising expenses in 2011 primarily reflects our increased media procurement in accordance with our new media strategy. The overall decrease in advertising expenses in 2010 primarily reflects our more targeted media spending as part of our cost control measures with an aim to achieve higher media efficiency.

Advertising expenses related to purchased TV advertising time decreased by 4.5% from $57.3 million in 2009 to $54.7 million in 2010 and increased by 16.3% to $63.6 million in 2011. The increase of purchased TV advertising expenses in 2011 was mainly due to the sharply increase of average per minute advertising cost from $215 in 2010 to $342 in 2011. The decrease in purchased TV advertising expenses in 2010 reflects our reduced amount of TV advertising time and the increasing percentages of sales generated from and advertising expenditure in our other direct sales platform, including third-party bank channel, catalogs and Internet sales.

Other Selling and Marketing Expenses

Our other selling and marketing expenses increased 1.0% from $43.0 million in 2009 to $43.4 million in 2010 and further increased 38.0% to $59.9 million in 2011. Our other selling and marketing expenses as a percentage of total net revenues were 14.9%, 14.8% and 16.5% in 2009, 2010 and 2011, respectively. The increased in 2011 is related to the delivery cost, and salaries and commissions for our call center personnel and expenses of short message which is in accordance with sales in 2011. The increase in 2010 primarily relates to increased expenses for printing catalogs and delivery costs for our catalog sales.

General and Administrative Expenses

Our general and administrative expenses decreased 18.5% from $31.2 million in 2009 to $25.4 million in 2010, and then increased 24.6% to $31.7 million in 2011. Our general and administrative expenses as a percentage of total net revenues was 10.8%, 8.7% and 8.8% in 2009, 2010 and 2011, respectively. Of the total $6.2 million increase in general and administrative expenses in 2011, $1.6 million was attributable to a increase in consulting service expenses, $4.2 million was attributable to a increase in bad debt charges. The increase in bad debt provision was primarily related to the receivable from one local delivery company. Of the total $5.8 million decrease general and administrative expenses in 2010, $1.8 million was attributable to a decrease in litigation expenses, $1.5 million was attributable to a decrease in share based compensation expenses, and $1.2 million was attributable to a decrease in consulting service expenses.

Impairment of Goodwill and Intangible Assets

Impairment losses of goodwill and intangible assets were $15.2 million in 2009. We did not record any impairment losses of intangible assets for the full years 2010 and 2011.

Impairment losses of intangible assets for the full year 2009 totaled $15.2 million, which consisted of an impairment loss for intangible assets from the acquisition of Yiyang Yukang, which was primarily caused by (i) overall under-performance in the mobile handsets business of Yiyang Yukang and (ii) Yiyang Yukang’s change in business strategy to launching its proprietary “Uking” brand and changes incurred in the acquired distribution network. In addition, as result of the Yiyang Yukang intangible assets impairment charge, we reversed a $3.3 million deferred tax liability in 2009. Due to Yiyang Yukang’s underperformance, we incurred impairment charges of $15.2 million in 2009 and adjusted our business strategy of Yiyang Yukang in 2011.

Other Operating Income, Net

Other operating income, net, consisting of government subsidy and miscellaneous commission income, was $6.0 million, $3.0 million and $5.1 million, in 2009, 2010 and 2011, respectively. A majority of other operating income net in those periods related to our receipt of subsidies from local government agencies for certain taxes paid, including value-added, business and income taxes. The subsidy income in 2009, 2010 and 2011 amounted to $5.1 million, $2.6 million and $3.0 million, respectively. We may not be able to enjoy such government subsidies in the future. See Item 3.D, “Key Information—Risk Factors—The discontinuation of any of the preferential tax treatments and government subsidies available to us in the PRC could materially and adversely affect our results of operations and financial condition”. In addition, we recorded $2.1 million from the royalty fee of our eroda trademark as our other operating income in 2011.

Income (Loss) from Operations

Our loss from operations increased from $7.5 million in 2009 to $12.8 million in 2010, and we recorded an income from operations of $1.1 million in 2011. As a percentage of total net revenues, our loss from operations increased from 2.6% in 2009 to 4.4% in 2010 and our income from operations amounted to 0.3% of our total net revenues in 2011.

Other Income

Our other income was $2.1 million, $4.8 million and $7.8 million, in 2009, 2010 and 2011, respectively. In 2009, 2010 and 2011, our other income included $1.5 million, $1.3 million and $2.1 million, in interest income, and $1.2 million, $3.4 million and $5.9 million in investment gain respectively.

We recorded a $1.3 million investment loss in 2009, $0.2 million investment gain in 2010 and $0.3 million investment loss in 2011, respectively, due to the change in fair value of the embedded derivative in our investment in an index-linked structured note. See “Item 5.B. Critical Accounting Policies—Derivative Instruments” for details. As of December 31, 2011, we have disposed the index-linked structure note held by us.

Income Tax Benefit (Expenses)

We had a net tax benefit of $2.5 million in 2009, a net tax benefit of $1.5 million in 2010 and a net tax expense of $3.1 million in 2011. Our effective income tax rate for 2009, 2010 and 2011 was 47%, 19% and 35%, respectively.

Equity in losses of affiliates

In July 2008, the Group invested 30.0% equity interests in Kela (Hong Kong) Jewelry Investment Limited (“Kela”) for cash of $1.2 million. In October 2009, the Group increased its investment in Kela from 30.0% to 35.0%. In July 2010, the Group’s investment in Kela decreased from 35.0% to 22.1% as a result of dilution due to issuance of additional shares by Kela to new investors. As the Group has the ability to exercise significant influence over Kela, the Group accounts for this investment using the equity method of accounting. In May 2011, the Group sold all its equity interests in Kela to another shareholder of Kela for cash of RMB39.6 million ($6.1 million USD equivalent). The gain on the disposition of the investment in Kela in 2011 was $5,421,753 and was recognized in other income in the consolidated statement of operations. The Group’s equity in losses of Kela in 2009, 2010 and 2011 were $12,351, $443,123 and $28,567, respectively, and were recognized in equity in losses of affiliartes in the consolidated statements of operations.

In June 2009, the Group invested 26.0% equity interests in KYOBI Cosmetics (Hong Kong) Co., Limited (“KYOBI”) for cash of RMB8.0 million ($1.2 million USD equivalent). As the Group has the ability to exercise significant influence over KYOBI, the Group accounts for this investment using the equity method of accounting. The Group’s equity in losses of KYOBI in 2009 was $403,986 and was recognized in other expenses in the consolidated statement of operations. In April 2010, the Group sold all its equity interests in KYOBI to another shareholder of KYOBI, a third party of the Group, for cash of RMB8.0 million ($1.2 million USD equivalent).

In January 2010, Shanghai An-Nai-Chi, a company which previously was a 51.0% equity-owned consolidated subsidiary of the Group, received a cash injection of $1.5 million from a third party of the Group. After the cash injection, the Group retained 33.2% equity interests in Shanghai An-Nai-Chi and no longer had control in Shanghai An-Nai-Chi. As the Group holds one out of five board seats on the Board of Shanghai An-Nai-Chi and has significant influence over financial and operating decision-making after deconsolidation, the Group accounts for the retained 33.2% equity interests using the equity method of accounting. The retained investment was re-measured at fair value of $1.1 million on the date the Group deconsolidated Shanghai An-Nai-Chi (refer to Note 7 for fair value measurements relating to the retained investment). The Group’s equity in losses of Shanghai An-Nai-Chi in 2010 and 2011 was $353,598 and $743,153, respectively and was recognized in equity in losses of affiliartes in the consolidated statement of operations.

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

The following shows summarized operating results reported as discontinued operations for the years ended December 31, 2009:

2009
Net revenues	$7,447,940

Income from discontinued operations before income taxes	$841,559
Gain on disposition of discontinued operations	16,366,355
Income tax expenses	(1,845,225)

Income from discontinued operations	$15,362,689

Income from discontinued operations in 2009, which represents income generated from Shanghai Yimeng, net of tax, in the six months ended June 30, 2009 before our deconsolidation, was $15.4 million and excluding gain on deconsolidation, was $1.0 million. We did not record any income from discontinued operations in 2010 and 2011.

Income from extraordinary items, net of tax

We recorded an income from extraordinary items of $0.8 million in 2010, which reflects an extraordinary gain in 2010 as a result of a reversal of the business combination liability as no earn-out payment in relation to the acquisition of Yiyang Yukang was made in 2010.

Net Income Attributable to Non-controlling Interests

Net income attributable to non-controlling interests consist of the 49% or less outside ownership interests in our majority-owned subsidiaries. In 2009, 2010 and 2011, the non-controlling interests totaled $0.2 million, $19,589 and $(83,943), respectively.

Net Income (Loss) Attributable to Acorn International, Inc

As a result of the foregoing, net income decreased from a $11.9 million net income in 2009 to a net loss of $6.4 million in 2010 and a net income of $5.1 million was recorded in 2011. As a percentage of total net revenues, net income (loss) was 4.1%, (2.2)% and 1.4% in 2009, 2010 and 2011, respectively.

B. Liquidity and Capital Resources

	For the years ended December 31,
	2009	2010	2011
	(in thousands)
Cash and cash equivalents	$142,952.9	$91,667.4	$111,180.1
Net cash provided by operating activities	27,804.6	1,981.7	10,871.8
Net cash provided by (used in) investing activities	(24,297.0)	(7,489.3)	2,033.4
Net cash provided by (used in) financing activities	(8,227.4)	(49,243.7)	864.7

Operating Activities

As of December 31, 2011, we had $111.2 million in cash and cash equivalents. Net cash provided by operating activities decreased from $27.8 million in 2009 to $2.0 million in 2010 and increased to 10.9 million in 2011 primarily reflecting our income/loss from operations recorded in such periods as compared to prior periods. These amounts were adjusted for non-cash items such as share-based compensation, goodwill and intangible assets impairment losses, gain or loss on change in fair value of derivative assets, depreciation and amortization and changes in various assets and liabilities such as accounts receivables, inventories, prepaid advertising and other expenses and other current assets and accounts payable.

Investing Activities

Investing activities include purchases of property and equipment, purchases of equity investments in connection with establishment of joint ventures, acquisition of equity interest in a subsidiary, purchases of intangible assets and purchase and disposal of investments in structured notes. Net cash used in investing activities was $24.3 million, $7.5 million in 2009 and 2010, and net cash provided by $2.0 million in 2011. Net cash provided by investing activities in 2011 reflects the cash provided by sales of affiliate at $6.1 million, sales of structure notes at $8.6 million and cash used in the purchase of property and equipment at $12.5 million, which mainly consisted with our addition factory and warehouse in Qingpu amounted to $8 million and office equipment addition amounted to $4 million. Net cash used in investing activities in 2010 reflected our construction of our factory and warehouse in Qingpu and purchase of long term assets, property and equipment, partially offset by sale of investment in Shanghai Yimeng. Net cash used in investing activities in 2009 reflected the deconsolidation of Shanghai Yimeng at $23.6 million in cash, our purchase of property and equipment for $3.1 million and $3.9 million investment in affiliates, partially offset by our redemption of one structure note for $10.0 million.

Financing Activities

In 2011, our net cash provided by financing activities mainly reflected proceeds from the exercise of stock options in the amount of 0.9 million. In 2010, our net cash used in financing activities was primarily due to our dividend payment in the amount of $49.8 million. In 2009, we used $2.3 million to repurchase 639,266 of our outstanding ADSs and paid out $6.7 million as first earn-out payment in connection with our acquisition of Yiyang Yukang.

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

Capital Expenditures

Our capital expenditures totaled $3.1 million, $6.3 million and $12.5 million, in 2009, 2010 and 2011, respectively. Our capital expenditures consisted principally of the purchases and construction of property and equipment, investments in buildings related to expansions and upgrades to our call centers and offices and purchases of management information systems. In 2009, we obtained a fifty-year land use right of a piece of land in Qingpu district of Shanghai for aggregate consideration of RMB51.2 million (approximately $7.5 million). We use the land to establish a warehouse and a factory for manufacturing our proprietary branded products. In 2010 and 2011, our capital expenditure primarily reflected the construction of the above-mentioned new warehouse and factory in Shanghai, which amounted to $5.4 million and $7.8 million, respectively. We expect relevant building ownership certificates to be obtained in the near future. In addition, $3.7 million was used in acquiring our office equipment in 2011.

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

Our customer loyalty program for direct sales includes coupon discounts and membership points. We net the cost of these promotional activities against revenue at the time revenue is recorded. We use historical trend experience to accrue costs associated with cash coupon discounts and membership points. In 2009, 2010 and 2011, the costs associated with cash coupon discounts and membership points were insignificant.

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

We recognize net revenues for products sold through our nationwide distribution network when products are delivered to and accepted by our distributors (“F.O.B. Destination”). In most cases, the distributors are required to pay in advance for our products. Some distributors are given customary credit terms within the industry based on their creditworthiness. The distributor agreements do not provide discounts, chargebacks, price protection and stock rotation rights. However, certain distributor agreements provided performance-based cash rebates which were net against revenue at the time revenue was recorded. Accordingly, we record the revenues when products are delivered to and accepted by the distributors as there are no future remaining obligations. In 2009, 2010 and 2011, the costs associated with cash rebates were insignificant.

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

The Group did not record any impairment charges of long-lived assets for the year 2010 and 2011.

Fair Value of Derivative Instruments

Our investment policy and strategy is aimed primarily at preserving capital and meeting our liquidity requirements. Historically, we held investments in securities that meet the definition of a derivative instrument, including investments in share options of a Japanese public company and an index-linked structured note that contains an embedded derivative. Derivative instruments were recognized as assets or liabilities and measured at fair value initially and at the end of each reporting period. Changes in fair value of the derivatives were recorded in our consolidated statements of operations. Our derivative instruments did not qualify for hedge accounting.

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

We disposed the structured note and all our investments in a Japanese public company in July and November 2011, respectively.

Impairment of Available-for-Sale Securities

Available-for-sale securities were presented at fair value on our balance sheet, with gains and losses recorded to accumulated other comprehensive income (loss) until realized. We determined the realized gains and losses on sales of available-for-sale securities using the specific identification cost method. Available-for-sale securities are subject to a periodic impairment review to determine if the investment is other-than-temporarily impaired, in which case we would write down the investment to its fair value and establish that amount as its new cost basis. The new cost basis will not be changed for subsequent recoveries in fair value. We review several factors to determine whether a loss is other-than-temporary. These factors include, but are not limited to, the: (1) nature of the investment; (2) cause and duration of the impairment; (3) extent to which fair value is less than cost; (4) financial conditions and near term prospects of the issuers; and (5) our ability to hold the security for a period of time sufficient to allow for any anticipated recovery of its amortized cost or fair value.

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

We measured the fair value of our available-for-sale securities using quoted prices for securities with similar characteristics and other observable inputs (such as interest rates that are observable at commonly quoted intervals) and we considered the effect of our counterparties credit standings in these fair value measurements. Determining the observable market values most relevant to the measurement of the fair value of marketable securities and the further counterparty credit risk adjustment to those values, if needed, requires significant judgment. Changes in market conditions can also significantly affect the fair value measurements from period to period and can cause realized values to vary significantly from previous estimates.

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

Income taxes

Deferred tax assets are reduced by a valuation allowance when, in the assessment of management, it is more-likely-than-not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on the characteristics of the underlying assets and liabilities, or the expected timing of their use when they do not relate to a specific asset or liability.

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

C. Research and Development

We spent $2.2 million, $1.9 million and $2.6 million, on research and development in 2009, 2010 and 2011, respectively. The research and development expenses in 2011 was primarily due to our investment in research and development of our electronic learning product and electronic dictionary product lines, and our research on our supply chain management system.

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2009 to December 31, 2011 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F. Tabular Disclosure of Contractual Obligations

A summary of our contractual obligations at December 31, 2011 is as follows:

	Payments due by period
Contractual obligations	Total	Less than 1 year	1-3 years	More than 3 years
Operating leases*	9,259,171	2,181,667	3,960,499	3,117,005
Advertising commitments**	72,561,087	72,561,087	—	—

Total	$81,820,258	$74,742,754	$3,960,499	$3,117,005

*	Operating leases are for office premises and buildings.
**	Contractual advertising commitments, of which $11,559,722 were prepaid as of December 31, 2011.

G. Recently Issued Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board (FASB) issued guidance on how to measure fair value and on what disclosures to provide about fair value measurements. The FASB also clarified existing fair value measurement and disclosure requirements, amended certain fair value principles, and expanded disclosure requirements for fair value measurements. These amended standards and the adoption of this disclosure-only guidance is effective for our first fiscal quarter of 2012 and is not expected to have a material impact on our consolidated financial statements.

In June 2011, the FASB issued an accounting standards update to revise the manner in which entities present comprehensive income in their financial statements. This guidance amends existing presentation and disclosure requirements concerning comprehensive income, most significantly by requiring that comprehensive income be presented with net income in a continuous financial statement, or in a separate but consecutive financial statement. Furthermore, the accounting standards update prohibits an entity from presenting other comprehensive income and losses in a statement of equity. In December 2011, the FASB issued an accounting standards update to defer the requirement for an entity to present reclassifications between other comprehensive income or loss and net income or loss. This supersedes the requirement that was originally included in the June 2011 accounting standard update. This accounting standards update (as modified) is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011, and will result in changes to the presentation of comprehensive net income in our consolidated financial statements, but will have no effect on the calculation of net income, comprehensive net income or earnings per share.

In September 2011, the FASB issued amended accounting guidance related to goodwill impairment testing. The new guidance permits an entity to first assess qualitative factors before calculating the fair value of a reporting unit in the annual two-step quantitative goodwill impairment test required under current accounting standards. If it is determined that it is more likely than not that the fair value of a reporting unit is not less than its carrying value, further testing is not needed. The amended guidance is effective for us commencing in the first fiscal quarter of 2012 and is not expected to have a material impact on our consolidated financial statements.

In December 2011, the FASB issued an accounting standard update related to disclosures about offsetting assets and liabilities. The amendments require that a company disclose information about offsetting and related arrangements to enable users of financial statements to understand the effect of those arrangements on its financial position. The amendments enhance current disclosures by requiring improved information about financial instruments and derivative instruments that are either (i) offset in accordance with current accounting guidance or (ii) subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset in accordance with current accounting guidance. We does not expect the provisions of this guidance, which are effective for us beginning with the first quarter of 2013, to have a material impact on our consolidated financial statements, as its requirements are disclosure-only in nature.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth certain information relating to our directors and executive officers as of the date of this annual report. The business address of each of our directors and executive officers is 18/F, 20th Building, 487 Tianlin Road, Shanghai 200233, People’s Republic of China.

Name	Age	Position/Title
Robert W. Roche	49	Chairman of the Board of Directors
Don Dongjie Yang	44	Director, Chief Executive Officer
Andrew Y. Yan	54	Director
Gordon Xiaogang Wang	48	Director
Jun Ye	36	Independent Director
Jing Wang	47	Independent Director
William Liang	54	Independent Director
Eric Zhenyu He	52	Independent Director
Peng Lu	56	President
Lifu Chen	49	Vice President
Rong Wang	42	Vice President
Yongqiang Zhu	39	Vice President
David Wei Meng	34	Vice President

Mr. Robert W. Roche is a co-founder and the chairman of the board of directors of our company. He also serves as the chairman of Oak Lawn Marketing, a company incorporated in Japan. In addition, Mr. Roche conducts numerous business operations throughout Asia and the United States. President Obama named Mr. Roche to the United States Trade Representative’s (USTR) Advisory Committee for Trade Policy and Negotiations. He is also on the President’s 100,000 Strong Federal Advisory Committee. Mr. Roche’s other civic contributions include serving as prior Chairman of the Board of Governors of the American Chamber of Commerce in Shanghai, member of the American Chamber of Commerce Japan Board of Governors, and a Board Member at the USA Pavilion, Expo 2010 Shanghai. In addition to funding his own foundation, Mr. Roche’s philanthropic work includes endowing a chair at Nanzan University in Nagoya, Japan, and establishing a Masters of Laws (LLM) in International Business Transactions program at the University of Denver, Sturm College of Law. Mr. Roche received his bachelor’s degree in Economics and Japanese Studies from Illinois State University in 1985 and a J.D. degree from the University of Denver in 1988.

Mr. Don Dongjie Yang is a co-founder and a director of our company, and was reappointed the chief executive officer of our company in 2010. Mr. Yang previously served as our chief executive officer before 1999. Prior to co-founding our company in 1998, Mr. Yang was a partner of J&J Partners from 1996 to 1997. He also acted as general manager of Bei Shang Printing Co., Ltd. from 1993 to 1995. Mr. Yang studied Law at Peking University from 1986 to 1989.

Mr. Andrew Y Yan is a director of our company. He is also the managing partner of SAIF Partners III & IV, SB Asia Investment Fund II L.P., and president & executive managing director of Softbank Asia Infrastructure Fund. Before Joining SAIF in 2001, Mr. Yan was a managing director and the head of the Hong Kong office of Emerging Markets Partnership from 1994 to 2001. From 1993 to 1994, he was the director responsible for strategic planning and business development for the Asia Pacific region at Sprint International Corporation. From 1991 to 1993, he worked in the Hudson Institute as a research fellow. From 1989 to 1990, he was an economist in the World Bank. . From 1982 to 1984, he was the chief engineer at the Jianghuai Airplane Corp. Mr. Yan was voted by the China Venture Capital Association as “The Venture Investor of the Year” in both 2004 and 2007. He was also selected as one of the “Fifty Finest Private Equity Investors in the World” by the Private Equity International in 2007; “No. 1 Venture Capitalist of the Year” by Forbes (China) in 2008 and 2009. He was the “Venture Capital Professional of the Year” by Asia Venture Capital Journal in 2009. Mr. Yan is an independent non-executive director of China Resources Land Ltd. and Fosun International Ltd; non-executive director of Digital China Holdings Ltd., MOBI Development Co., Ltd, NVC Lighting Holding Limited, eSun Holdings Limited and Huiyuan Juice Group Limited. He is also an independent director of Giant Interactive Group Inc.; and a director of ATA Inc. and Eternal Asia Supply Chain Co. Ltd. (all ten companies are listed in the Hong Kong Stock Exchange, NYSE, NASDAQ or Shenzhen Stock Exchange). He also holds directorship in several SAIF portfolio companies. Mr. Yan received a master of art degree from Princeton University as well as a bachelor’s degree in Engineering from the Nanjing Aeronautic Institute in the PRC.

Mr. Gordon Xiaogang Wang is a director of our company. He has over 15 years of experience in corporate finance and strategic business development. From April 2010 to present, Mr. Wang has worked as a partner with Boardroom Advisors Co., Limited, focusing on investments and advisories for China based companies on financing and strategic matters. Mr. Wang previously served as chief financial officer of our company from September 2005 to March 2010. Mr. Wang has also been an independent director for LeGaga Holding Limited, an agriculture company listed in Nasdaq since November, 2010. Mr. Wang served as chief financial officer and executive vice president in Chaoda Modern Agriculture Limited from 2003 to 2005. Mr. Wang also served as the director of investor relations at Legend Group Limited from 2002 to 2003. Prior to that, Mr. Wang held positions in various organizations, including JingTai Securities (Hong Kong), MeetChina.com, Schroders Asia Limited and Morgan Stanley Asia Limited. Mr. Wang received a bachelor's degree in Mechanical Engineering from Tianjin University in 1985, a master's degree in Computer Aided Engineering from Rutgers University in 1989 and an MBA degree from the University of Chicago in 1994.

Mr. Jun Ye is an independent director of our company. Mr. Ye is the founder and executive director of Yi Star Investment Ltd since 2009, and chairman of Jiangsu Wing Star Investment and Development Co. Ltd from 2004 to 2009. In the past 6 years, his investment companies have been actively participating in the growth capital investment, pre-IPO investment, and reverse merger operation with many successful investments including Ambow Education, Accord Pharma, GCL-Poly Energy, China Energy Development and Inbank Media. Before founding of Wing Star, Mr. Ye was the sales director of Sanum—Kehlbeck Pharmaceutical Co. Ltd from 1999 until 2004, in charge of China mainland sales operation. Prior to that, Mr. Ye worked in Jiangsu Branch of China Construction Bank from 1995 to 1999. Mr. Ye holds a B.A. of Economics from School of Business Nanjing University and an MBA degree from Columbia Business School.

Mr. Jing Wang is an independent director of our company. Mr. Wang currently serves as the vice president of engineering at Baidu Inc., a leading Chinese language internet search provider, where he is responsible for engineering strategies in the areas of infrastructure, mobile and monetization. From 2006 to 2010, Mr. Wang served as site director of Google China in Shanghai where he was a key member of the cross-functional senior management team responsible for setting monetization strategies and priorities in China. Mr. Wang was general manager of eBay China Development Center from July 2004 until August 2006. Mr. Wang holds a master’s degree in computer science from the University of Science and Technology of China and a master’s degree in computer science from the University of Florida.

Mr. William Liang is an independent director of our company. Mr. Liang is currently chief representative of Reuters Transaction Services Ltd. in Beijing. Since 2008, Mr. Liang has been serving as a director of the Board of J.P. Morgan Futures Co. Ltd. in China. Prior to that, Mr. Liang worked in the Foreign Commercial Service and several multi-national corporations such as Alcoa and United Technologies. Holder of a B.A. degree and MBA degree from University of Massachusetts, Mr. Liang has over ten years of financial services industry and extensive China experience in business development, strategic and business planning, management and corporate governance.

Mr. Eric Zhenyu He is an independent director of our company. He is a Chartered Financial Analyst and Certified Public Accountant in the United States, and currently serves as chief financial officer at YY Inc. From March 2007 to August 2011, Mr. He served as chief financial officer of Giant Interactive Group, a China based company listed in New York Stock Exchanges (NYSE:GA). From 2004 to 2007, Mr. He served as chief strategy officer of Ninetowns Internet Technology Group, a China based company listed in NASDAQ (NASDAQ:NINE). Mr. He also served as a director of AIG Global Investment Corporation (Asia) Ltd from 2002 to 2004, the managing director of Softchina Venture Group from 1999 to 2002 and senior vice president of Capital Securities Corporation from 1996 to 1999. Prior to that, Mr. He held positions in various companies in the US. Mr. He received a bachelor's degree in Accounting from National Taipei University in 1983 and an MBA degree from the Wharton School, University of Pennsylvania in 1986.

Mr. Peng Lu joined our company as our president in March 2012. From June 2007 to February 2012. Mr. Lu served as group vice president of Alibaba Group and general manager of Wasu Taobao, Inc., vice president of Strategic BD and vice president of Engineering for Taobao.com. Mr. Lu is also a co-founder and served as the chief executive officer of Entena, Inc. from 2002 to 2006 and senior vice president of product and technology of Tonbu, Inc. from 2000 to 2002. Prior to that, Mr. Lu held the technical and management positions in various companies such as IBM and Oracle in the U.S. and Canada. Mr. Lu received his Ph.D. degree in engineering from McMaster University, Ontario, Canada.

Mr. Lifu Chen is a vice president of our company. Mr. Chen has served as our general counsel and corporate secretary since joining the company in 2006. Prior to joining our company, Mr. Chen was a senior attorney from 2004 to 2006 at Lee and Li. Mr. Chen has extensive experience in the Asian marketplace. Before Lee and Li, he served as senior legal counsel at Hon-Hai Precision Industry Co. Limited from 2000 to 2003. Prior to that, Mr. Chen was legal manager at Singapore Telecommunications Limited from 1999 to 2000. From 1995 to 1998, he also worked for Sullivan & Cromwell in both the Hong Kong and Washington, D.C. offices. Mr. Chen received his J.D. degree from Boston University as well as a bachelor’s degree in law from National Taiwan University.

Mr. Rong Wang is a vice president of our company. Mr. Wang has extensive experience in product development, marketing planning and branding in IT products, consumer electronics and cultural collectables. Mr. Wang joined our company in October 2005. Prior to joining our company, Mr. Wang served in Founder Group (established by Peking University,) Beijing Huizheng Technology and Beijing Changhong IT. Mr. Wang received his bachelor’s degree in Wireless Electronics from Peking University.

Mr. Yongqiang Zhu is a vice president of our company. Mr. Zhu has extensive experience in call centers and e-commerce management. He has been with our company since 1999 and has great contribution in data utilization and creating sales via all kinds of sales channels. Prior to joining our company, Mr. Zhu served in a branded clothing agent and MeetingChina. Mr. Zhu received his bachelor’s degree in Accounting and Statistics from Shanxi University of Finance & Economics.

Mr. David Wei Meng is a vice president of our company. Mr. Meng is a certified Project Management Professional. Mr. Meng has extensive experience in planning and designing POS/ERP/WMS for retailing. He also specializes in PMI project management, ERP planning and software design. Mr. Meng joined our company in November 2010. Mr Meng previously worked at Shanghai Aiwu Food Company and Shanghai Rezin SoftWare Co., Ltd. Mr. Meng received his bachelor’s degree in Logistic Engineering Technology from Zhengzhou Institute of Aeronautical Industry Management College.

B. Compensation

Compensation of Directors and Executive Officers

In 2011, the aggregate cash compensation earned by our executive officers and all of our directors was approximately $1.1 million. For information regarding options granted to officers and directors, see “—Equity Incentive Plans”. We do not pay or set aside any amounts for pensions, retirement or other benefits for our officers and directors.

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

On May 11, 2010, we granted Restricted Share Units, or RSUs, with respect to 360,000 of our ordinary shares under the 2006 Plan to ten employees. Award shall vest with respect to one-twelfth of the total number of RSUs on the last day of each three-month period during the three years following the grant date.

On March 1, 2012, we granted RSUs with respect to 1,800,000 of our ordinary shares under the 2006 Plan to an officer of our company. The RSUs grant include time-based shares of 900,000 shares, which shall vest over a three year period starting from the first anniversary of the grant date, and performance-based shares of 900,000 shares which shall vest upon certain performance targets being met.

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

The table below sets forth, as of the date of this annual report, the option, SAR and RSU grants made to our directors and executive officers, under the 2006 Plan (including prior year grants of options covered under this plan) that are currently outstanding:

Name	Ordinary Shares Underlying Outstanding Option/SARs/RSUs		Exercise Price ($/Share)	Grant Date	Expiration Date
Robert W. Roche	50,000		3.50	July 6, 2006	July 6, 2012
	18,000		3.50	September 27, 2006	September 27, 2012

Don Dongjie Yang	1,320,000		1.58	March 18, 2005	March 18, 2015
	180,000		3.00	November 4, 2005	November 4, 2015
	280,000		3.50	May 1, 2006	May 1, 2012
	146,000		3.50	September 27, 2006	September 27, 2012
	285,000	(1)	4.50	April 3, 2007	April 3, 2013

Andrew Y. Yan	329,482		1.58	March 18, 2005	March 18, 2015

Gordon Xiaogang Wang	360,000		1.66	September 1, 2005	September 1, 2015
	82,000		3.00	November 4, 2005	November 4, 2015
	460,000		3.50	May 1, 2006	May 1, 2012
	136,000		3.50	September 27, 2006	September 27, 2012
	210,000	(2)	4.50	April 3, 2007	April 3, 2013

Jun Ye	—		—	—	—

Jing Wang	—		—	—	—

William Liang	—		—	—	—

Eric Zhenyu He	—		—	—	—

Peng Lu	1,800,000		—	March 1, 2012	March 1, 2015

Lifu Chen	180,000		3.50	May 1, 2006	May 1, 2012
	20,000		3.50	September 27, 2006	September 27, 2012
	74,625	(3)	—	May 11, 2010	May 11, 2013

Rong Wang	10,000		3.00	November 4, 2005	November 4, 2015
	23,000		3.50	May 1, 2006	May 1, 2012
	12,000		3.50	September 27, 2006	September 27, 2012

Yongqiang Zhu	48,000		1.58	March 18, 2005	March 18, 2015
	20,000		3.00	November 4, 2005	November 4, 2015
	25,000		3.50	May 1, 2006	May 1, 2012
	16,000		3.50	September 27, 2006	September 27, 2012

David Wei Meng	—		—	—	—

(1)	Includes 165,000 ordinary shares underlying A-type SARs and 120,000 ordinary shares underlying D-type SARs.
(2)	Includes 120,000 ordinary shares underlying A-type SARs and 90,000 ordinary shares underlying D-type SARs.
(3)	Among the 74,625 underlying Ordinary Shares in connection with RSU grants to Lifu Chen, 66,000 were granted on May 11, 2010 and 8,625 were credited as dividend equivalent rights distributions.

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

Terms of Directors and Executive Officers

We currently have eight directors on our board of directors. We have a staggered board of directors, which means our directors, excluding our chief executive officer, are subject to retirement by rotation, with a portion of our board of directors standing for election every year. At the 2012 annual general meeting, under our articles of association, the number of Directors to retire shall be the number nearest to but not greater than one-third excluding our chief executive officer. Accordingly, Robert Roche and either William Liang or Jun Ye will be subject to retirement at the 2012 annual general meeting. On the basis that the number of our Directors does not change between the 2012 annual general meeting and the 2013 annual general meeting, whichever of William Liang and Jun Ye who did not retire at the 2012 annual general meeting will retire and one of Jing Wang, Adrew Yan, Gordon Wang and Eric He shall retire. On the basis that the number of our Directors does not change between the 2013 annual general meeting and the 2014 annual general meeting, the remaining three Directors who have not retired at the 2012 annual general meeting or the 2013 annual general meeting shall retire. Our chief executive officer will have the right to remain a director so long as he continues to serve as our chief executive officer.

All of our officers are appointed by and serve at the discretion of our board of directors and are elected by, and may be removed by, a majority vote of our board of directors.

Board Committees

Our board of directors has established an audit committee, a compensation committee and a corporate governance and nominating committee.

Audit Committee

Our audit committee consists of Eric Zhenyu He, William Liang and Jun Ye. Eric Zhenyu He is the chairman of our audit committee. Each member of our audit committee satisfies the “independence” requirements of the NYSE Rules and meets the criteria for independence set forth in Section 10A(m)(3) of the U.S. Securities Exchange Act of 1934, or the Exchange Act.

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

D. Employees

As of December 31, 2009, 2010 and 2011, we had 2,087, 2,301 and 1,899 employees, respectively. The most labor intensive area of operation is our call center operations, which employed approximately 62.7% of our total employees in 2011. The salary for call center employees includes a base salary plus a variable amount based on an incentive bonus structure. The following table sets forth the number of our employees categorized by our areas of operation and as a percentage of our total workforce as of December 31, 2011:

Operations	Number of employees	Percentage of total
Call center	1,191	62.7%
Inbound call center	512	27.0%
Outbound call center	679	35.7%
Distribution management	217	11.4%
Manufacturing	11	0.6%
Management and administration	116	6.1%
Product development	65	3.4%
Customer service	13	0.7%
Order fulfillment	141	7.4
Sales and marketing (including media planning)	140	7.4%
Yiyang Yukang	5	0.3%

Total:	1,899	100.0%

From time to time, we also employ part-time employees and independent contractors to support the monitoring and analysis of our TV direct sales program broadcasting timing and quality.

Although we undertake a rigorous selection process for our call center employees, the turnover rate for our three call centers was approximately 68% in 2009, 49% in 2010 and 46% in 2011 reflecting both voluntary terminations and termination of employees failing to meet our performance standards.

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2012:

•	each of our directors and executive officers;

•	each person known to us to own beneficially more than 5% of our ordinary shares; and

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. The percentage of beneficial ownership is based on 89,952,659 ordinary shares outstanding as of March 31, 2012, taking into consideration options, SARs and restricted stock units exercisable by such person within 60 days of March 31, 2012.

	Shares beneficially owned as of March 31, 2012
Name	Number	Percent
Directors and Executive Officers
Robert W. Roche(1)	38,327,726	42.58
Don Dongjie Yang(2)	11,189,655	12.14
Andrew Y. Yan	*	*
Gordon Xiaogang Wang	*	*
Jun Ye	—	—
Jing Wang	—	—
William Liang	—	—
Eric Zhenyu He	—	—
Peng Lu	—	—
Lifu Chen	*	*
Rong Wang	*	*
Yongqiang Zhu	*	*
David Wei Meng	—	—
Principal Shareholders
SB Asia Investment Fund II L.P.(3)	22,097,088	24.57
Acorn Composite Corporation(4)	13,054,421	14.51
D.Y. Capital, Inc.(5)	6,518,656	7.25
Bireme Limited(6)	20,000,000	22.23

*	Upon exercise of options and SARs currently exercisable or vested within 60 days after March 31, 2011, would beneficially own less than 1% of our ordinary shares.
(1)

Includes (i) 1,846,291 ordinary shares held by The Grand Crossing Trust, which is an irrevocable trust for the benefit of Mr. Roche’s children, (ii) 12,052,976 ordinary shares and 333,815 ADSs held by Acorn Composite Corporation, which is a company owned by Mr. Roche, (iii) 282,140ADSs held by Robert Roche Trust, which is a trust for the benefit of Mr. Robert W. Roche, (iv) 583,920 ADSs held by Moore Bay Trust, which is a charitable trust with Robert Roche’s children being the beneficiaries of the remainder (v) 558,611

ADSs held by the Felicitas Trust, which is an irrevocable trust for the benefit of Mr. Roche’s children (vi) 87.7% of 129,770 Ordinary Shares and 6,623,410 ADSs held by Bireme Limited, i.e., 113,808 ordinary shares and 5,808,731 ADSs, (vii) 515,000 ADS held by Catalonia Holdings Ltd, and (viii) 68,000 ordinary Shares issuable upon exercise of options and SARs held by Mr. Roche. The voting agreement among James Yujun Hu, The Grand Crossing Trust and Acorn Composite Corporation dated July 6, 2006 has been revoked by Mr. Roche in November 2008.

(2)

Includes 6,518,656 ordinary shares held by D.Y. Capital, Inc, a company owned by Mr. Yang, (ii) 12.3% of 129,770 Ordinary Shares and 6,623,410 ADSs held by Bireme Limited, i.e., 15,962 Ordinary Shares and 814,679 ADSs, and (iii) 2,211,000 Ordinary Shares issuable upon exercise of options and sars held by Mr. Yang.

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

(4)	Includes 12,052,976 ordinary shares and 333,815 ADSs. Acorn Composite Corporation is a U.S. company owned by Mr. Roche. Its address is 5190, Neil Road Suite 430, Reno, NV 89502, USA.
(5)	D.Y. Capital, Inc., a company incorporated in the British Virgin Islands, is wholly owned by Mr. Yang.
(6)

Includes 129,770 Ordinary Shares and 6,623,410 ADSs. Bireme Limited, a company incorporated in Cayman Islands, is owned by Ms. Hattori-Roche, the wife of Mr. Robert Roche, as to 87.7% of the company’s outstanding shares and by Mr. Don Dongjie Yang as to 12.3% of the company’s outstanding shares.

None of our existing shareholders has voting rights that differ from the voting rights of other shareholders. According to our register of members for our ordinary shares, there are 43record holders among our ordinary shareholders in the United States. Citibank, N.A. has advised us that, as of April 4, 2012, 15,864,027 ADSs, representing 47,592,081 underlying ordinary shares, were held of record by Cede & Co. and two other registered shareholders domiciled in the United States. We have no further information as to ADSs held, or beneficially owned, by U.S. persons. To our knowledge, we are not owned or controlled, directly or indirectly, by another corporation, by any foreign government or by any other natural or legal persons, severally or jointly. We are not aware of any arrangement which may at a later date result in a change of control of our company.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to Item 6.E, “Directors, Senior Management and Employees—Share Ownership”.

B. Related Party Transactions

Contractual Agreements with Affiliated Entities and their Shareholders

Historically, PRC law has restricted, and continues to restrict to a certain extent, foreign equity ownership of companies that are engaged in direct sales businesses. To comply with these restrictions, we operate our direct sales business in China through a series of contractual arrangements with Shanghai Network and Beijing Acorn and their shareholders, Don Dongjie Yang, our co-founder, chief executive officer and director, and Weiguo Ge, one of the Assistant General Managers of our finance department. See Item 4.C, “Information on the Company—Organizational Structure”.

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

Exclusive Partnership Agreement with Global Infomercial Services, Inc.

We entered into an exclusive partnership agreement on July 21, 2011 with Global Infomercial Services, Inc., or GIS, a full-service international direct-response television distributor which is currently a wholly-owned subsidiary of Oak Lawn Marketing, Inc. Mr. Robert W. Roche, our Chairman and the single largest shareholder is the Chairman and one of the largest shareholders of Oak Lawn Marketing, Inc. The agreement has an initial term of two years with the option for successive one year term renewals thereafter. Pursuant to the exclusive partnership agreement, GIS will:

•

be appointed as our exclusive agent with respect to all infomercial products (defined as all products sold with a short or long form infomercial) that have been or are being sold in North America, South America, or Europe;

•

provide certain services to our Company, which services include, among others, searching for and identifying products of interest for us, obtaining rights to such products, providing product marketing analysis, assisting in vendor relationship management and arranging certain marketing activities; and

•

receive a fee paid by us based on a percentage of the cost of all products introduced to us by GIS, which percentage will be negotiated on a case-by-case basis but in no event shall exceed 10% of the cost of the applicable product.

The exclusive partnership agreement was approved by our audit committee. As of the date of this Form 20-F, we have not identified any new product through GIS.

Relationships with our Distributors

Certain of our Employees Holding Equity Interests in our Distributors

We have approximately 150 distributors constituting our nationwide distribution network that distribute our products across China. Some of our distributors are owned in part, by certain of our employees or their family members. In 2009, 2010 and 2011, the aggregate sales generated by distributors owned in whole or in part by our employees accounted for 12.7%, 10.9% and 16.9% of our distribution gross revenues, or 5.6%, 3.6% and 3.3% of our total gross revenues, respectively. Certain of these distributors have been among our top distributors in 2009, 2010 and 2011. We entered into the distribution agreements with these related distributors on an arm’s-length basis and the terms in the distribution agreements with these distributors are the same as those with our independent distributors. However, the economic interests held by our employees in our distributors may make it difficult for us to effectively evaluate the performance of such distributors or fine, suspend or terminate a non-performing, under-performing or non-compliant distributor without harming our relationship with those employees.

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

In July 2011, Shanghai HJX Digital Technology Co., Ltd. filed a suit in the People’s Court of Guangzhou Baiyun District against Guangzhou Yangyikang Electric Device Co., Ltd. claiming that Yangyikang breached the research and development contract with Shanghai HJX by not performing its research and develop obligation under the contract and asserted returning of the RMB2 million (approximately $317,415) R&D fees. On September 30, 2011, we received the verdict from the People’s Court of Guangzhou Baiyun District on the jurisdiction of the suit. Shanghai HJX was ordered to file the suit in the Guangzhou Intermediate People’s Court. On January 29, Shanghai HJX paid the litigation fee to the Guangzhou Intermediate People’s Court as required.

In October 2011, Beijing Acorn Trade Co., Ltd. filed a suit in the People’s Court of Beijing Haidian District against Beijing Jin’anda Delivery Co., Ltd. and Wang Juntang claiming that Jin’anda breached the Agency Contract with Beijing Acorn by not paying Beijing Acorn the money collected from our customers after the delivery of the goods. Beijing Acorn asserted Beijing Jin’anda returning of the RMB1,703,090.92 (approximately $270,293) payment of the goods and Wang Juntang paying RMB340,618 (approximately $54,059) for breach of the contract as the joint guarantor. Since the two defendants could not be contacted any more, the People’s Court of Beijing Haidian District has summoned the defendants by announcement. Currently, we have no definite idea when the court will be in session.

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

In April 2011, Xinjiang Yujinsheng Advertising Marketing Co., Ltd. filed a suit in the Shanghai First Intermediate People’s Court against Acorn Information Technology (Shanghai) Co., Ltd., Shanghai Jinyifang Culture Communication Co., Ltd. and Xinjiang Guoyu Hetianyu Co., Ltd., alleging that the cicada-shaped jade pendants sold on our website, which were produced and supplied by the other two defendants, infringe upon the patent right for design of Xinjiang Yujingsheng. Xingjiang Yujinsheng claimed damages of approximately RMB1.0 million (approximately $161,825). The judgment was delivered on July 25, 2011 dismissing all the claims of Xingjiang Yujinsheng. Xingjiang Yujinsheng appealed the court’s decisions and the Shanghai Higher People’s Court affirmed the decision of the Shanghai First Intermediate People’s Court on October 17, 2011.

In May 2011, Yangya Zidian Co., Ltd filed a suit in the Beijing First Intermediate People’s Court against Zhongshan Meijin Digital Technology Co., Ltd., alleging that the video “Let’s Talk in English” we provide on our website to the users of our electronic learning products infringe upon the copyright of Yangya Zidian. Yangya Zidian claimed damages of approximately RMB1.4 million (approximately $216,203). After negotiation, Zhongshan Meijin and Yangya Zidian reached a settlement on November 18, 2011 pursuant to which Zhongshan Meijin has paid RMB200,000 (approximately $31,741) to Yangya Zidian and Yangya Zidian has withdrawn the suit.

In June 2011, Bubugao education and electronic Co., Ltd (“Bubugao”) filed a suit in Wuhan Intermediate People’s Court against Shanghai HJX Digital technology Co., Ltd (“HJX”), alleging that video of courseware by HuangGang middle school we provide in our electronic learning products infringed upon the copyright of Bubugao. Bubugao claimed damages of RMB 522,598 (approximately $82,940). After negotiation, HJX and Bubugao reached an agreement on October, 2011. HJX has paid RMB 100,000 to Bubugao and Bubugao has withdrawn the suit.

In March 2012, Acorn Information Technology (Shanghai) Co., Ltd., or Acorn Information, received a compliant filed by Hong Kong Hua Feng Shi Ye Co., Ltd., or Hua Feng, in the People’s Court of Nanshan District, Shenzhen against Acorn Information. Hua Feng requested in the complaint that Acorn Information shall continue to perform the business and brand cooperative agreement, or the eroda agreement, in connection with the “eroda” trademarks entered into between Acorn Information and Hua Feng in 2011. We believe that there are no grounds for this claim and are actively defending the case.

In March 2012, Mr. Chengzhi Li filed a labor arbritration against Yiyang Yukang Communication Equipment Co. Ltd., or Yiyang Yukang, with the Arbitration Committee in Baoan District, Shenzhen. Mr. Li alleged his labor contract was illegally terminated and requested for salary and damages in a total amount of RMB1,652,912.85. We believe that there are no grounds for Mr. Li to bring up such claim and are actively defending the case.

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

Price Range of Our ADSs

Our ADSs are listed for trading on the New York Stock Exchange under the symbol “ATV”, and have been listed since May 3, 2007. The following table sets forth the high and low daily closing trading prices of our ADSs on the New York Stock Exchange for the periods indicated:

	Price per ADS (US$)
	High	Low
Annual:
2008	9.47	3.90
2009	5.98	2.97
2010	7.30	3.04
2011	5.85	3.52

Quarterly:
First Quarter, 2009	4.49	2.71
Second Quarter, 2009	4.77	3.08
Third Quarter, 2009	4.79	3.46
Fourth Quarter, 2009	6.63	4.58
First Quarter, 2010	7.30	4.83
Second Quarter, 2010	5.07	3.04
Third Quarter, 2010	4.68	3.16
Fourth Quarter, 2010	5.89	4.08
First Quarter, 2011	5.00	4.01
Second Quarter, 2011	5.85	4.14
Third Quarter, 2011	5.80	3.52
Fourth Quarter, 2011	5.10	3.83
First Quarter, 2012

Monthly
November 2011	5.10	4.18
December 2011	5.03	3.83
January 2012	4.54	4.10
February 2012	4.40	4.05
March 2012	4.44	4.16
April 2012 (through April 20, 2012)	4.56	4.25

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

For purposes of the U.S. federal income tax discussion below, you are a “U.S. Holder” if you beneficially own our ADSs or ordinary shares as capital assets for U.S. federal income tax purposes and are:

•	an individual citizen or resident of the United States for U.S. federal income tax purposes;

•	a corporation, or other entity taxable as a corporation, that was created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

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

We believe we were classified as a PFIC for U.S. federal income tax purposes in the taxable year ended December 31, 2011. Although we intend to conduct our business activities in a manner to reduce the risk of our classification as a PFIC in the future, we currently hold, and expect to continue to hold, a substantial amount of cash and other passive assets, and, because the value of our assets is likely to be determined in large part by reference to the market prices of our ADSs and ordinary shares, which are likely to fluctuate, there can no assurance that we will not continue to be classified as a PFIC for 2012 or any future taxable year.

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

Since we believe we were classified as a PFIC for the 2011 taxable year, we may arrange to provide a PFIC annual information statement (including information for lower tier PFICs) to U.S. Holders upon their request. We may post this 2011 statement on our corporate website in the “Investor Relations” section. Information contained on our website does not constitute a part of this annual report. If not posted on our corporate website, you would have to contact the Company to make a request. If you decide to make a QEF election, it must be made on or before the due date for filing your U.S. federal income tax return (including extensions) for the 2011 taxable year or the first year to which the QEF election will apply.

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

If we were a PFIC for any taxable year during which you held our ADSs or ordinary shares, you must file IRS Form 8621 for each taxable year in which you recognize any gain on the sale or other disposition of your ADS or ordinary shares, receive deemed or actual distributions from us, or make certain elections (including a

QEF and mark-to-market election) with respect to your ADSs or ordinary shares. In addition, unless otherwise provided by the U.S. Treasury, each U.S. Holder of a PFIC is required to file an annual report containing such information as the U.S. Treasury may require. You should consult your own tax advisor as to the application of any information reporting requirements to you resulting from our status as a PFIC.

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

Interest Rate Risk

As of December 31, 2011, we had no outstanding borrowings. If we borrow money in future periods, we may be exposed to interest rate risk. We believe our exposure to interest rate risk and other relevant market risks is not material.

Inflation

Inflation in China has not materially impacted our results of operations in recent years. According to the National Bureau of Statistics of China, the change of consumer price index in China was -0.7%, 3.3% and 5.5% in 2009, 2010 and 2011, respectively.

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

Fees Payable by the Depositary to Us

From January 1, 2011 to March 31, 2012, we received from the depositary a reimbursement of $159,492.72, after deduction of applicable US taxes for certain expenses related to the maintenance of the ADR program, including annual stock exchange listing fees, legal service fee, and our expenses incurred in connection with investor relations programs, as well as expenses of $14,778.62, after deduction of applicable US taxes for settlement infrastructure fees and proxy process fees.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

The rights of securities holders have not been materially modified.

ITEM 15T. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We maintain disclosure controls and procedures designed to provide reasonable assurance that information required to be disclosed in reports filed under the Securities Exchange Act of 1934, as amended (Exchange Act) is recorded, processed, summarized and reported within the specified time periods and accumulated and communicated to our management, including our principal executive officer and principal financial and accounting officer, as appropriate to allow timely decisions regarding required disclosure.

Our management, with the participation of our chief executive officer and our financial controller, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) or 15d-15(e) promulgated under the Exchange Act) at December 31, 2011. Based on that evaluation, our CEO and financial controller concluded that, as of that date, our disclosure controls and procedures required by paragraph (b) of Rules 13a-15 or 15d-15 were not effective due to the material weaknesses described in the “Management’s Report on Internal Control Over Financial Reporting.”

Management’s Report on Internal Controls over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). Internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of a company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management, including our principal executive officer and principal financial and accounting officer assessed the effectiveness of our internal control over financial reporting as of December 31, 2011. In making this assessment, management used the criteria set forth in “Internal Control—Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Management’s assessment identified the following control deficiencies that constitute material weaknesses, as described below. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

•

We lack accounting personnel with an appropriate level of U.S. GAAP technical accounting knowledge and experience. In addition, we lack sufficient written policies and procedures related to U.S. GAAP accounting, financial reporting requirements and SEC disclosure requirements.

•	The company has insufficient monitoring of the implementation of its policies and procedures in relation to internal control over financial reporting:

¡	our internal audit department was not able to function as intended as a result of our audit committee lacking independent directors during a portion of the reporting period,

¡	compliance with procedures related to contract approvals was not monitored.

Based on our assessment, and because of the material weakness described above, we have concluded that our internal control over financial reporting was not effective at December 31, 2011.

The effectiveness of our internal control over financial reporting has been audited by Deloitte Touche Tohmatsu CPA Ltd., an independent registered public accounting firm, as stated in their report which is included herein.

Changes and proposed changes in Internal Control over Financial Reporting

Our 2010 Annual Report on Form 20-F identified a material weakness because we did not maintain sufficient controls necessary to ensure accounting for share-based compensation was in compliance with U.S. GAAP. This material weakness resulted in a restatement of our 2008 and 2009 consolidated financial statements to correct an accounting error relating to erroneous reversal of previously recognized share-based compensation in 2008 for vested awards that were not exercised. Since December 31, 2010, we have completed the following actions:

•	designed, implemented and used a standardized checklist incorporating relevant items and considerations to be used in determining our share-based compensation;

•	improved our independent review of our share-based compensation analysis and disclosure;

•	provided additional training and guidance related to account for share-based compensation to our accounting personnel responsible for the analysis and disclosure.

We have or are in the process of taking a number of actions intended to address the matters described above: (1) we have hired an experienced financial controller in February 2012 and we intend to continue to provide further training to our finance staff to enhance their understanding of our policies and procedures, including participating in training programs relating to U.S. GAAP accounting, (2) we intend to develop proper financial reporting policies and procedures for U.S.GAAP financial reporting, (3) we have rectified the lack of independent directors on the audit committee as of December 31, 2011 and our internal audit department will report to the Audit Committee in future, and (4) we intend to monitor our contract review and approval process to ensure compliance with our policies and procedures.

The Company is committed to monitoring the effectiveness of these measures and making any changes that are necessary and appropriate.

Other than as described above, there have not been any other changes in our internal control over financial reporting in the year ended December 31, 2011, which have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. As noted above, we plan to implement changes in 2012 to our internal controls over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Mr. Daniel Wu resigned from the board of directors of our Company in April 2011 due to personal reasons. William Liang joined our audit committee in August 2011 and Eric Zhenyu He became our audit committee chair in October 2011. Our audit committee consists of Eric Zhenyu He, William Liang and Jun Ye and is chaired by Eric Zhenyu He. Mr. He who has accounting and financial management expertise, is an “audit committee financial expert” as defined in Item 401(h) of Regulation S-K under the Securities Act. Each of these directors satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE and Rule 10A-3 under the Exchange Act.

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

	2010	2011
Audit fees(1)	$700,000	$950,000
Audit-related fees(2)	—	—
Tax fees(3)	76,000	87,000
All other fees	—	—

(1)

“Audit fees” means the aggregate fees billed for professional services rendered by our principal auditors for the assurance and related services. The audit fee for 2010 and 2011 mainly represents audit and review of financial statements.

(2)	Audit-related fees represent aggregate of fees billed for professional services rendered for the assurance and related services that are not reported under audit fees.
(3)	“Tax fees” includes fees billed for tax consultations.

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

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The table below details our purchases of our own equity securities pursuant to our share repurchase program, previously adopted and announced publicly. Our repurchase program lapsed on May 31, 2009. As of December 31, 2011, we had repurchased an aggregate of 3,272,013 ADSs, representing 9,816,039 ordinary shares, on the open market for total cash consideration of $25.5 million.

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

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

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

4.28*	Subscription Agreement dated April 17, 2007 by and among Acorn International, Inc., Alibaba.com Corporation, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Deutsche Bank Securities Inc.

4.29	Exclusive Partnership Agreement between Global Infomercial Services, Inc. and Acorn International, Inc.

Exhibit Number	Description
4.30	Loan Agreement dated November 29, 2011 by and among Acorn Information Technology (Shanghai) Co., Ltd., Don Dongjie Yang and Weiguo Ge

4.31	Operation and Management dated November 29, 2011 by and among Acorn Information Technology (Shanghai) Co., Ltd., Beijing Acorn Trade Co., Ltd., Don Dongjie Yang and Weiguo Ge

4.32	Operation and Management dated November 29, 2011 by and among Acorn Information Technology (Shanghai) Co., Ltd., Shanghai Acorn Network Technology Development Co., Ltd., Don Dongjie Yang and Weiguo Ge

4.33

Equity Pledge Agreement dated November 29, 2011 among Acorn Information Technology (Shanghai) Co., Ltd., Don Dongjie Yang and Weiguo Ge in connection with shares of Shanghai Acorn Network Technology Development Co., Ltd.

4.34	Equity Pledge Agreement dated November 29, 2011 among Acorn Information Technology (Shanghai) Co., Ltd., Don Dongjie Yang and Weiguo Ge in connection with shares of Beijing Acorn Trade Co., Ltd.

4.35	Exclusive Purchase Agreement dated November 29, 2011 among Acorn Information Technology (Shanghai) Co., Ltd., Don Dongjie Yang, Weiguo Ge and Beijing Acorn Trade Co., Ltd.

4.36	Exclusive Purchase Agreement dated November 29, 2011 among Acorn Information Technology (Shanghai) Co., Ltd., Don Dongjie Yang, Weiguo Ge and Shanghai Acorn Network Development Technology Co., Ltd.

4.37

Power of Attorney dated November 29, 2011 issued by Don Dongjie Yang and Weiguo Ge in favor of designees of Acorn Information Technology (Shanghai) Co., Ltd. in connection with Shanghai Acorn Network Technology Development Co., Ltd.

4.38

Power of Attorney dated November 29, 2011 issued by Don Dongjie Yang and Weiguo Ge in favor of designees of Acorn Information Technology (Shanghai) Co., Ltd. in connection with Beijing Acorn Trade Co., Ltd.

4.39	Letter of Consent dated November 29, 2011 issued by Wenjun Hu

4.40	Letter of Consent dated November 29, 2011 issued by Zhongqiu Cui

8.1	List of subsidiaries

11.1*	Code of Business Conduct and Ethics of Acorn International, Inc.

12.1	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

23.1	Consent of Commerce & Finance

23.2	Consent of Deloitte Touche Tohmatsu CPA Ltd.

101.INS***	XBRL Instance Document

101.SCH***	XBRL Taxonomy Extension Schema Document

101.CAL***	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF***	XBRL Taxonomy Extension Definition Linkbase Document

Exhibit Number	Description

101.LAB***	XBRL Taxonomy Extension Label Linkbase Document

101.PRE***	XBRL Taxonomy Extension Presentation Linkbase Document

*	Previously filed as an exhibit to the Registration Statement on F-1 registration (File No. 333-141860), as amended, initially filed with the Securities and Exchange Commission on April 3, 2007.
**

Incorporated by reference to the Registration Statement on Form F-6 (File No. 333-142177), which was filed with the Securities and Exchange Commission with respect to American depositary shares representing ordinary shares on April 17, 2007.

***

XBRL (Extensible Business Reporting Language) information is furnished and not filed or a part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, is deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, and otherwise is not subject to liability under these sections.

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

ACORN INTERNATIONAL, INC.

/s/ Geoffrey Weiji Gao
Name:	Geoffrey Weiji Gao
Title:	Principal Financial and Accounting Officer

Date: April 23, 2012

ACORN INTERNATIONAL, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF

ACORN INTERNATIONAL, INC.

We have audited the accompanying consolidated balance sheets of Acorn International, Inc. and its subsidiaries and variable interest entities (collectively, the “Group”) as of December 31, 2010 and 2011, and the related consolidated statements of operations, changes in equity and comprehensive income (loss) and cash flows for each of the three years in the period ended December 31, 2011 and related financial statement schedule. These financial statements and related financial statement schedule are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements and related financial statement schedule based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Acorn International, Inc. and its subsidiaries and variable interest entities as of December 31, 2010 and 2011 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 23, 2012 expressed an adverse opinion on the Group’s internal control over financial reporting.

/s/    Deloitte Touche Tohmatsu CPA Ltd.

Shanghai, China

April 23, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF

ACORN INTERNATIONAL, INC.

We have audited Acorn International, Inc. and its subsidiaries and variable interest entities (collectively, the “Group”) internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Controls over Financial Reporting in Item 15T. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on that risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and included in management’s assessment: “a lack of accounting personnel with an appropriate level of U.S. GAAP technical accounting knowledge and experience, insufficient written policies and procedures related to U.S. GAAP accounting, financial reporting requirements and SEC disclosure requirements, and insufficient monitoring of the implementation of its policies and procedures in relation to internal control over financial reporting.” These material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the consolidated financial statements as of and for the year ended December 31, 2011, of the Company and this report does not affect our report on such financial statements and financial statement schedule.

In our opinion, because of the effect of the material weaknesses identified above on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2011, of the Group and our report dated April 23, 2011 expressed an unqualified opinion on those financial statements and financial statement schedule.

/s/    Deloitte Touche Tohmatsu CPA Ltd.

Shanghai, China

April 23, 2012

ACORN INTERNATIONAL, INC.

CONSOLIDATED BALANCE SHEETS

(In US dollars, except share data)

	December 31,
	2010	2011
Assets
Current assets:
Cash and cash equivalents	$91,667,392	$111,180,139
Restricted cash	2,225,882	1,556,852
Short-term investments	10,267,178	9,993,720
Accounts receivable, net of allowance for doubtful accounts of $673,242 and $4,157,614 as of December 31, 2010 and 2011, respectively	15,299,525	16,693,959
Notes receivable	1,645,263	—
Inventory	22,671,041	32,888,645
Prepaid advertising expenses	8,433,014	11,654,922
Other prepaid expenses and current assets, net of allowance for doubtful accounts of $48,067 and $144,903 as of December 31, 2010 and 2011, respectively	9,599,082	9,928,245
Deferred tax assets, net	4,188,288	3,465,795

Total current assets	165,996,665	197,362,277
Prepaid land use right	7,423,358	8,105,061
Property and equipment, net	19,307,886	29,803,901
Acquired intangible assets, net	2,560,753	2,126,596
Long-term investments	8,681,902	—
Investments in affiliates	7,911,525	6,794,955
Other long-term assets	2,749,568	1,482,881

Total assets	$214,631,657	$245,675,671

Liabilities and equity
Current liabilities:
Accounts payable	$12,854,188	$21,023,807
Accrued expenses and other current liabilities	11,261,381	18,910,178
Notes payable	2,212,292	4,411,840
Income taxes payable	3,678,693	3,603,813
Dividend payable	15,177	467

Total current liabilities	30,021,731	47,950,105
Deferred tax liability	790,627	831,006

Total liabilities	30,812,358	48,781,111

Commitments and contingencies (Note 21)
Equity:
Acorn International, Inc. shareholders’ equity:
Ordinary shares ($0.01 par value; 100,000,000 shares authorized 93,904,748 and 94,566,617 shares issued and 89,276,915 and 89,938,784 shares outstanding as of December 31, 2010 and 2011, respectively)	939,047	945,666
Additional paid-in capital	159,630,208	160,632,659
Retained earnings	10,837,013	15,960,272
Accumulated other comprehensive income	22,480,106	30,320,856
Treasury stock, at cost (4,627,833 and 4,627,833 shares as of December 31, 2010 and 2011, respectively)	(11,463,946)	(11,463,946)

Total Acorn International, Inc. shareholders’ equity	182,422,428	196,395,507
Noncontrolling interests	1,396,871	499,053

Total equity	183,819,299	196,894,560

Total liabilities and equity	$214,631,657	$245,675,671

ACORN INTERNATIONAL, INC.

CONSOLIDATED BALANCE SHEETS — (Continued)

(In US dollars, except share data)

The following table presents the carrying amounts and classification of the assets of the consolidated variable interest entities (“VIEs”), which are included in the Consolidated Balance Sheets above. The assets in the table below exclude intercompany balances that eliminate in consolidation. The assets of the consolidated VIEs as presented in the following table can be used to settle obligations of those VIEs.

	December 31,
	2010	2011
Assets of consolidated VIEs:
Current assets:
Cash and cash equivalents	$22,398,507	$9,656,526
Restricted cash	300,482	185,688
Accounts receivable, net of allowance for doubtful accounts of $313,213 and $3,035,891 as of December 31, 2010 and 2011, respectively	9,889,702	11,774,304
Inventory	3,359,935	4,121,860
Prepaid advertising expenses	—	5,237
Other prepaid expenses and current assets	2,541,394	2,313,715
Deferred tax assets, net	993,896	1,974,147

Total current assets	39,483,916	30,031,477
Property and equipment, net	3,274,242	6,221,060
Other long-term assets	339,741	—

Total assets of consolidated VIEs	$43,097,899	$36,252,537

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

	December 31,
	2010	2011
Liabilities of consolidated VIEs:
Current liabilities:
Accounts payable	$810,444	$3,248,635
Accrued expenses and other current liabilities	4,093,751	8,023,493
Income taxes payable	74,170	—

Total liabilities of consolidated VIEs	$4,978,365	$11,272,128

The accompanying notes are an integral part of these consolidated financial statements.

ACORN INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In US dollars, except share data)

	For the years ended December 31,
	2009	2010	2011
Revenues:
Direct sales, net	$160,357,948	$195,821,308	$291,524,509
Distribution sales, net	127,227,672	97,419,877	70,533,404

Total revenues, net	287,585,620	293,241,185	362,057,913

Cost of revenues:
Direct sales	67,530,966	106,990,383	160,359,667
Distribution sales	83,096,932	74,732,116	45,584,141

Total cost of revenues	150,627,898	181,722,499	205,943,808

Gross profit	136,957,722	111,518,686	156,114,105

Operating (expenses) income
Advertising expenses	(61,048,515)	(58,469,862)	(68,562,714)
Other selling and marketing expenses	(42,955,923)	(43,376,505)	(59,854,030)
General and administrative expenses	(31,195,949)	(25,434,172)	(31,680,711)
Impairment of goodwill and intangible assets	(15,247,873)	—	—
Other operating income, net	6,004,481	2,976,811	5,083,568

Total operating (expenses) income	(144,443,779)	(124,303,728)	(155,013,887)

Income (loss) from operations	(7,486,057)	(12,785,042)	1,100,218
Other income	2,067,723	4,825,700	7,821,914

Income (loss) before income taxes, equity in losses of affiliates, discontinued operations and extraordinary items	(5,418,334)	(7,959,342)	8,922,132

Income tax (expenses) benefits:
Current	(1,280,089)	(334,277)	(2,178,034)
Deferred	3,819,354	1,873,217	(932,962)

Total income tax (expenses) benefits	2,539,265	1,538,940	(3,110,996)

Equity in losses of affiliates	(416,337)	(796,721)	(771,720)
Income (loss) from continuing operations	(3,295,406)	(7,217,123)	5,039,416

Discontinued operations (Note 4):
Income from discontinued operations	841,559	—	—
Gain on disposition of discontinued operations	16,366,355	—	—
Income tax expenses	(1,845,225)	—	—

Total income from discontinued operations	15,362,689	—	—

Income from extraordinary items, net of tax (Note 3)	—	827,531	—

Net income (loss)	12,067,283	(6,389,592)	5,039,416
Net income (loss) attributable to noncontrolling interests	(184,019)	(19,589)	83,843

Net income (loss) attributable to Acorn International, Inc. shareholders	$11,883,264	$(6,409,181)	$5,123,259

ACORN INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS — (Continued)

(In US dollars, except share data)

	For the years ended December 31,
	2009	2010	2011
Income (loss) per ordinary share:
—Continuing operations	$(0.04)	$(0.08)	$0.06
—Discontinued operations	0.17	—	—
—Extraordinary items	—	0.01	—

Basic	$0.13	$(0.07)	$0.06

—Continuing operations	$(0.04)	$(0.08)	$0.06
—Discontinued operations	0.17	—	—
—Extraordinary items	—	0.01	—

Diluted	$0.13	$(0.07)	$0.06

Weighted average number of shares used in calculating income (loss) per ordinary share:
Basic	88,174,675	88,923,162	89,629,395

Diluted	88,174,675	88,923,162	89,796,835

Net income (loss) attributable to Acorn International, Inc. shareholders:
Income (loss) from continuing operations, net of tax	$(2,999,844)	$(7,236,712)	$5,123,259
Income from discontinued operations, net of tax	14,883,108	—	—
Income from extraordinary items, net of tax	—	827,531	—

	$11,883,264	$(6,409,181)	$5,123,259

Includes share-based compensation related to:
Other selling and marketing expenses	$94,453	$—	$—
General and administrative expenses	1,751,432	215,171	129,673

	$1,845,885	$215,171	$129,673

The accompanying notes are an integral part of these consolidated financial statements.

ACORN INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY AND COMPREHENSIVE INCOME (LOSS)

(In US dollars, except share data)

	Acorn International, Inc. shareholders’ equity								Noncontrolling interests	Total equity
	Ordinary shares		Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock, at cost		Total
	Shares	Amount				Shares	Amount
Balance at January 1, 2009	93,543,506	$935,435	$206,829,574	$8,558,966	$15,113,507	(5,334,138)	$(15,676,206)	$215,761,276	$13,564,340	$229,325,616
Net income	—	—	—	11,883,264	—	—	—	11,883,264	184,019	12,067,283
Unrealized gains on available-for-sale securities	—	—	—	—	2,312,564	—	—	2,312,564	19,965	2,332,529
Foreign currency translation adjustments	—	—	—	—	136,490	—	—	136,490	3,700	140,190

Total comprehensive income								14,332,318	207,684	14,540,002

Exercise of stock options	1,242	12	2,050	—	—	—	—	2,062	—	2,062
Repurchase of ordinary shares	—	—	—	—	—	(1,917,798)	(2,288,136)	(2,288,136)	—	(2,288,136)
Issuance of repurchased shares in connection with the acquisition of Yiyang Yukang	—	—	—	(3,047,436)	—	2,564,103	6,351,796	3,304,360	—	3,304,360
Share-based compensation	—	—	1,845,885	—	—	—	—	1,845,885	—	1,845,885
Appropriated special dividend	—	—	(29,322,782)	—	—	—	—	(29,322,782)	—	(29,322,782)
Noncontrolling interests upon formation of a subsidiary	—	—	—	—	—	—	—	—	758,720	758,720
Noncontrolling interests derecognized upon deconsolidation of Shanghai Yimeng	—	—	—	—	—	—	—	—	(13,139,887)	(13,139,887)

Balance at December 31, 2009	93,544,748	$935,447	$179,354,727	$17,394,794	$17,562,561	(4,687,833)	$(11,612,546)	$203,634,983	$1,390,857	$205,025,840
Net income (loss)	—	—	—	(6,409,181)	—	—	—	(6,409,181)	19,589	(6,389,592)
Unrealized gains (losses) on available-for-sale securities	—	—	—	—	(7,345)	—	—	(7,345)	115,558	108,213
Foreign currency translation adjustments	—	—	—	—	4,924,890	—	—	4,924,890	13,826	4,938,716

Total comprehensive income (loss)								(1,491,636)	148,973	(1,342,663)

Exercise of stock options	360,000	3,600	594,000	—	—	—	—	597,600	—	597,600
Issuance of repurchased shares upon vesting of restricted share units	—	—	—	(148,600)	—	60,000	148,600	—	—	—
Share-based compensation	—	—	215,171	—	—	—	—	215,171	—	215,171
Appropriated special dividend	—	—	(20,533,690)	—	—	—	—	(20,533,690)	—	(20,533,690)
Noncontrolling interests derecognized upon deconsolidation of Shanghai An-Nai-Chi	—	—	—	—	—	—	—	—	(142,959)	(142,959)

Balance at December 31, 2010	93,904,748	$939,047	$159,630,208	$10,837,013	$22,480,106	(4,627,833)	$(11,463,946)	$182,422,428	$1,396,871	$183,819,299

ACORN INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY AND COMPREHENSIVE INCOME (LOSS) — (Continued)

(In US dollars, except share data)

	Acorn International, Inc. shareholders’ equity								Noncontrolling interests	Total equity
	Ordinary shares		Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock, at cost		Total
	Shares	Amount				Shares	Amount
Exercise of stock options	556,581	5,566	873,831	—	—	—	—	879,397	—	879,397
Net income (loss)	—	—	—	5,123,259	—	—	—	5,123,259	(83,843)	5,039,416
Unrealized gains (losses) on available-for-sale securities	—	—	—	—	21,965	—	—	21,965	(87,900)	(65,935)
Gains on disposition of available-for-sale securities	—	—	—	—	(499,019)	—	—	(499,019)	(47,623)	(546,642)
Foreign currency translation adjustments	—	—	—	—	8,317,804	—	—	8,317,804	21,078	8,338,882

Total comprehensive income (loss)								12,964,009	(198,288)	12,765,721

Exercise of restricted share units	105,288	1,053	(1,053)	—	—	—	—	—	—	—
Share-based compensation	—	—	129,673	—	—	—	—	129,673	—	129,673
Noncontrolling interests derecognized upon deconsolidation of Acorn Hong Kong	—	—	—	—	—	—	—	—	(699,530)	(699,530)

Balance at December 31, 2011	94,566,617	$945,666	$160,632,659	$15,960,272	$30,320,856	(4,627,833)	$(11,463,946)	$196,395,507	$499,053	$196,894,560

The accompanying notes are an integral part of these consolidated financial statements.

ACORN INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In US dollars, except share data)

	For the years ended December 31,
	2009	2010	2011
Operating activities:
Net income (loss)	$12,067,283	$(6,389,592)	$5,039,416
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Gain on disposition of discontinued operations, net of taxes	(14,386,301)	—	—
Gain on deconsolidation of Shanghai An-Nai-Chi	—	(1,038,542)	—
Loss on deregistration of Zhuhai Sunrana	—	63,859	—
Extraordinary gain on reversal of business combination liability upon contingency resolved, net of tax	—	(827,531)	—
Goodwill and intangible assets impairment loss	15,247,873	—	—
Share-based compensation	1,845,885	215,171	129,673
Equity in losses of affiliates	416,337	796,721	771,720
Gains from sale of investment in affiliate	—	(404,750)	(5,421,753)
Gains from sale of long-term investment	—	—	(546,642)
Gain from sale of Acorn Hong Kong	—	—	(55,379)
Loss (gain) on change in fair value of derivative assets	1,306,256	(199,412)	306,483
Allowance for doubtful receivables	(3,024,575)	(859,055)	3,581,208
Depreciation and amortization	5,561,533	4,154,383	5,149,627
Gains from disposal of equipment and other long-term assets	64,463	54,993	154,602
Deferred income tax expenses (benefits)	(4,625,879)	(1,873,217)	932,962
Gain on trading securities	(1,577,648)	(1,781,345)	(417,547)
Accrued interest on available-for-sale securities	(735,455)	(382,930)	(212,000)
Changes in operating assets and liabilities:
Purchase of trading securities	(45,906,632)	(10,652,665)	(9,795,547)
Proceeds from sales of trading securities	36,112,589	20,920,360	11,002,424
Accounts receivable	11,785,575	2,336,902	(4,878,806)
Notes receivable	(2,092,034)	597,378	1,645,263
Inventory	3,118,315	3,158,960	(10,217,604)
Prepaid advertising expenses	6,449,501	1,535,479	(3,221,908)
Other prepaid expenses and current assets	18,469,172	(2,011,215)	(526,185)
Purchase of prepaid land use right	(7,489,280)	—	(491,281)
Accounts payable	(6,178,250)	(1,945,902)	8,169,619
Accrued expenses and other current liabilities	(3,442,827)	(2,702,046)	7,648,797
Notes payable	(404,854)	(1,040,713)	2,199,548
Income taxes payable	(806,305)	256,432	(74,880)
Deferred revenue	6,029,869	—	—

Net cash provided by operating activities	$27,804,611	$1,981,723	$10,871,810

Investing activities:
Purchase of available-for-sale securities	(1,355,325)	—	—
Redemption of available-for-sale securities by the issuer	10,000,000	—	—
Purchase of property and equipment	(3,079,508)	(6,301,037)	(12,490,728)
Proceeds from disposal of equipment	24,773	33,628	128,575
Purchase of acquired intangible assets	(514,814)	—	—
Purchase of other long-term assets	(891,379)	(2,568,234)	(715,377)
Proceeds from disposal of other long-term assets	—	200,827	416,345
Disposal of Shanghai Yimeng, net of cash disposed	(23,571,819)	—	—
Cash disposed of upon deconsolidation of Shanghai An-Nai-Chi	—	(905,689)	—
Investments in affiliates	(3,939,801)	—	—

ACORN INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)

(In US dollars, except share data)

	For the years ended December 31,
	2009	2010	2011
Sale of investments in affiliates	—	1,882,862	6,106,399
Sale of long-term investment	—	—	8,572,520
Disposal of Acorn Hong Kong	—	—	(653,353)
Decrease (Increase) in restricted cash	(969,111)	168,331	669,030

Net cash provided by (used in) investing activities	$(24,296,984)	$(7,489,312)	$2,033,411

Financing activities:
Capital contribution from noncontrolling interests	758,720	—	—
Dividends paid	—	(49,841,295)	(14,710)
Proceeds from exercise of stock options	2,062	597,600	879,397
Repurchase of ordinary shares	(2,288,136)	—	—
Yiyang Yukang first earn-out payment	(6,700,000)	—	—

Net cash used in financing activities	$(8,227,354)	$(49,243,695)	$864,687

Effect of exchange rate changes	$23,897	$3,465,732	$5,742,839

Net decrease in cash and cash equivalents	$(4,695,830)	$(51,285,552)	$19,512,747
Cash and cash equivalents at the beginning of the year	147,648,774	142,952,944	91,667,392

Cash and cash equivalents at the end of the year	$142,952,944	$91,667,392	$111,180,139

Supplemental disclosure of cash flow information:
Income taxes paid	$2,567,446	$842,366	$3,302,300

Supplemental schedule of non-cash investing and financing activities:
Business combination liability reversal upon resolution of contingency, net of tax	$—	$(827,531)

Issuance of ordinary shares as purchase price in Yiyang Yukang acquisition	$3,304,360	$—

Reversal of business combination liability in Yiyang Yukang acquisition	$(10,004,360)	$—

Additional information regarding acquisitions and dispositions:
Acquisition of Yiyang Yukang:
Cash consideration	$6,700,000
Fair value of ordinary shares issued	3,304,360
Direct expenses related to the acquisition	—
Business combination liability	(10,004,360)

Assets acquired (including intangible asset of $17,632,341)	$—

Purchase consideration settled in cash	$(6,700,000)
Add: cash and cash equivalents acquired	—

Cash outflow on the acquisition	$(6,700,000)

Disposition of Shanghai Yimeng:
Total cash received	$10,477,081
Less: cash and cash equivalents disposed	(34,048,900)

Cash outflow on the disposition	$(23,571,819)

The accompanying notes are an integral part of these consolidated financial statements.

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

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

As of December 31, 2011, the subsidiaries and VIEs of Acorn International were as follows:

Name of subsidiaries a and variable interest entities	Percentage of ownership	Date of incorporation	Place of incorporation
China DRTV, Inc. (“China DRTV”)	100%	March 4, 2004	BVI
Smooth Profit Limited (“Smooth Profit”)	100%	September 18, 2007	BVI
MK AND T Communications Limited (“MK AND T”)	100%	October 27, 1998	Hong Kong
Bright Rainbow Investments Limited (“Bright Rainbow”)	100%	October 29, 2007	Hong Kong
Shanghai Acorn Advertising Broadcasting Co., Ltd. (“Shanghai Advertising”)	100%	August 19, 2004	PRC
Shanghai HJX Digital Technology Co., Ltd. (“Shanghai HJX”)	100%	August 23, 2004	PRC
Acorn International Electronic Technology (Shanghai) Co., Ltd. (“Acorn Electronic”)	100%	August 23, 2004	PRC
Acorn Information Technology (Shanghai) Co., Ltd. (“Acorn Information”)	100%	August 27, 2004	PRC
Beijing Acorn Youngleda Oxygen Generating Co., Ltd. (“Beijing Youngleda”)	100%	October 20, 2004	PRC
Yiyang Yukang Communication Equipment Co., Ltd. (“Yiyang Yukang”)	100%	November 29, 2005	PRC
Zhuhai Sunrana Bio-tech Co., Ltd. (“Zhuhai Sunrana”)	51%	June 16, 2006	PRC
Shanghai Acorn Enterprise Management Consulting Co., Ltd. (“Acorn Consulting”)	100%	September 26, 2006	PRC
Zhuhai Acorn Electronic Technology Co., Ltd. (“Zhuhai Acorn”)	100%	November 8, 2006	PRC
Beijing HJZX Software Technology Development Co., Ltd. (“Beijing HJZX”)	100%	January 22, 2007	PRC
Zhongshan Meijin Digital Technology Co., Ltd. (“Zhongshan Meijin”)	75%	February 13, 2007	PRC
Acorn Trade (Shanghai) Co., Ltd. (“Acorn Trade”)	100%	December 14, 2007	PRC
Shanghai Acorn HJX Software Technology Development Co., Ltd. (“HJX Software”)	100%	May 12, 2009	PRC
Wuxi Acorn Enterprise Management Consulting Co., Ltd. (“Wuxi Acorn”)	100%	January 29, 2010	PRC
Beijing Acorn Trade Co., Ltd. (“Beijing Acorn”)	100%	March 19, 1998	PRC
Shanghai Acorn Network Technology Development Co., Ltd. (“Shanghai Network”)	100%	November 2, 2004	PRC

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In US dollars, except share data, unless otherwise stated)

1. Organization and principal activities—(Continued)

People’s Republic of China (“PRC”) laws and regulations restrict foreign ownership of entities engaged in direct sales in China. To comply with PRC laws and regulations, Acorn International conducts its direct sales through two VIEs (Beijing Acorn and Shanghai Network) which hold direct sales licenses. The two VIEs are owned 100% by two PRC nationals: Yang Dongjie (or Don Dongjie Yang), Acorn International’s president, Chief Executive Officer (“CEO”) and director, and Mr. Weiguo Ge, one of the Assistant General Managers of our finance department. Each of the two VIEs was established by the two shareholders on behalf, and for the exclusive benefits of Acorn International. Acorn Information, a wholly-owned subsidiary of Acorn International, entered into various agreements with each of the two VIEs and their shareholders, including (i) Irrevocable Powers of Attorney, under which each of the two shareholders of the VIEs granted to Acorn Information the power to exercise all voting rights as a shareholder of the VIEs, (ii) Loan Agreements, under which Acorn Information made interest-free loans to the shareholders of the VIEs in an aggregate amount of approximately $14.6 million and agreed to make additional interest-free loans not exceeding approximately $3.8 million for capital contributions by the shareholders in the VIEs, (iii) Operation and Management Agreements, under which the shareholders of the VIEs agreed that Acorn Information directs the day-to-day operational and financial activities of the VIEs including appointing directors and senior management, and that the VIEs do not conduct any transactions which might substantially affect their assets, obligations, rights and business operations without the prior written consent of Acorn Information, (iv) Equity Pledge Agreements, under which the shareholders of the VIEs pledged all of their equity interests in the VIEs to Acorn Information as collateral to guarantee the performance of the VIEs under the Operation and Management Agreements and the Exclusive Technical Services Agreements as described below, as well as their personal obligations under the Loan Agreements, (v) Exclusive Purchase Agreements, under which the shareholders of the VIEs irrevocably granted Acorn Information an exclusive option to purchase at any time if and when permitted under PRC law, all or any portion of their equity interests in the VIEs for a price that is the minimum amount permitted by PRC law, and (vi) Technical Service Agreements, under which Acorn Information became the exclusive provider of technical support and consulting services to the VIEs in exchange for service fees.

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

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

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

Summary financial information of the Group’s two VIEs included in the accompanying consolidated financial statements is as follows:

	For the years ended December 31,
	2009	2010	2011
Net revenues	$158,081,331	$195,749,845	$290,145,402

Net income	$13,664,768	$5,243,804	$6,876,485

In June 2009, the Group sold 33.0% equity interests in Shanghai Yimeng Software Technology Co., Ltd. (“Shanghai Yimeng”), a previously consolidated subsidiary engaged in development and marketing of CPS stock tracking software. Upon completion of the disposal, the Group’s equity interests in Shanghai Yimeng decreased from 51.0% to 18.0% and the Group ceased to consolidate Shanghai Yimeng as a subsidiary (refer to Note 4 for details of the discontinuance of the stock tracking software business). The Group accounts for the retained investment in Shanghai Yimeng using the cost method of accounting. In 2010, the Group’s investment in Shanghai Yimeng decreased from 18.0% to 16.2% as a result of the Group’s disposal of 1.8% equity interests. In 2011, the Group’s interests in Shanghai Yimeng further decreased to 12.9% as a result of the dilution due to Shanghai Yimeng’s issuance of additional shares to a new investor.

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

In May 2011, U King Communication Equipment (Hong Kong) Limited (“U King Hong Kong”), a previously consolidated subsidiary of the Group, was deregistered and the Group ceased to consolidate U King Hong Kong upon the completion of this deregistration.

In December 2011, the Group sold all of its 51% equity interest in Acorn Hong Kong Holdings Limited. (“Acorn Hong Kong”), a previously consolidated subsidiary of the Group for cash consideration of HK$6.1 million ($0.8 million USD equivalent). Upon the completion of the disposal, the Group ceased to consolidate Acorn Hong Kong as a subsidiary. The gain on the disposition of the investment in Acorn Hong Kong in 2011 was $55,379 and was recognized in other income in the consolidated statement of operations.

2. Summary of principal accounting policies

(a) Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with the accounting principles generally accepted in the United States of America (“US GAAP”).

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In US dollars, except share data, unless otherwise stated)

2. Summary of principal accounting policies—(Continued)

(b) Basis of consolidation

The consolidated financial statements include the financial statements of Acorn International, its majority-owned subsidiaries and consolidated VIEs. All intercompany transactions and balances are eliminated upon consolidation.

Net income or loss of a subsidiary is attributed to the Company and to the noncontrolling interests even if this results in the noncontrolling interests having a deficit balance. Noncontrolling interests in subsidiaries are presented separately from the Group’s equity therein.

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

(d) Fair value of financial instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (also referred to as an exit price) and expands disclosure requirements about assets and liabilities measured at fair value. The guidance establishes a hierarchy for inputs used in measuring fair value that gives the highest priority to observable inputs and the lowest priority to unobservable inputs as follows:

•	Level 1 — Observable unadjusted quoted prices in active markets for identical assets or liabilities.

•	Level 2 — Observable inputs other than quoted prices in active markets for identical assets or liabilities, for which all significant inputs are observable, either directly or indirectly.

•	Level 3 — Unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities.

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

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

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

The Group’s financial instruments consist of cash and cash equivalents, restricted cash, short-term investments, accounts receivable, notes receivable, long-term investments, accounts payable and notes payable. For cash and cash equivalents, restricted cash, accounts receivable, notes receivable, accounts payable and notes payable, the carrying amounts of these financial instruments as of December 31, 2010 and 2011 were considered representative of their fair values due to their short terms to maturity.

(e) Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and highly liquid investments which are unrestricted as to withdrawal or use, and which have original maturities of three months or less when purchased.

Cash balances of the Group that are included in the cash and cash equivalents of the consolidated balance sheets, including those denominated in RMB, may be withdrawn and used for the Group’s general operations without prior notice or penalty. The PRC government imposes certain controls on the convertibility of the RMB into foreign currencies, and in certain cases, the remittance of currency out of China. However, the Group does not consider the process for converting RMB into foreign currency in compliance with these controls to be a usage restriction and such process is not expected to result in any penalties provided that the Group complies with all above-mentioned processes as required.

The RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in China’s foreign exchange trading system market. The Group’s aggregate amount of cash and cash equivalents and restricted cash denominated in RMB amounted to RMB589,520,324 and RMB622,530,680 as of December 31, 2010 and 2011, respectively.

(f) Restricted cash

Under the notes payable and third-party bank channel sales arrangements with the banks, the Group is required to maintain certain cash balances in the banks based on the amounts of notes payable granted or certain fixed amounts. These balances related to the notes payable and third-party bank channel sales arrangements were reflected as restricted cash in the balance sheet and amounted to $2,225,882 and $1,556,852 as of December 31, 2010 and 2011, respectively.

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In US dollars, except share data, unless otherwise stated)

2. Summary of principal accounting policies—(Continued)

(g) Short-term and long-term investments

The Group’s short-term investments consist of trading securities.

The Group’s long-term investments consist of available-for-sale securities and an embedded derivative instrument.

Securities that the Group buys and holds principally for the purpose of selling them in the near term are classified as trading securities. Trading securities are recorded at fair value, with unrealized gains and losses recognized in other income (expense) in the consolidated statements of operations.

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

Available-for-sale securities not expected to be realized in cash or sold in the next normal operating cycle of the business are classified as long-term investments. The Group does not hold any available-for-sale securities as of December 31, 2011.

(h) Derivative instruments

Derivative instruments are recognized as assets or liabilities and measured at fair value initially and at the end of each reporting period. Changes in fair value of the derivatives are recorded in the consolidated statements of operations. The Group’s derivative instruments do not qualify for hedge accounting.

The Group holds an investment in share options of a Japanese public company that meet the definition of a derivative instrument. In addition, one of the Group’s long-term investments contains an embedded derivative instrument that is linked to an equity index and an interest rate index. The embedded derivative is bifurcated from the host contract and accounted for separately.

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In US dollars, except share data, unless otherwise stated)

2. Summary of principal accounting policies—(Continued)

(h) Derivative instruments—(Continued)

The balances of the share options of the Japanese public company are presented in other long-term assets in the consolidated balance sheets as of December 31 2010. The balances of the embedded derivative and the host security are combined in one line and presented in long-term investments in the consolidated balance sheets as of December 31, 2010. The Group does not hold any derivative instruments as of December 31, 2011.

(i) Inventory

The cost of inventory comprises all costs of purchase, costs of conversion, and other costs incurred to bring inventory to its present location and condition. The cost of inventory is calculated using the weighted-average method.

The inventory is stated at the lower of cost or market value. Adjustments are recorded to write down the cost of obsolete and excess inventory to the estimated market value. The Group estimates excess and slow-moving inventory based upon assumptions of future demands and market conditions. If actual market conditions are less favorable than projected by management, additional inventory write-downs may be required.

(j) Prepaid land use right

Prepaid land use right is valued at the cost to obtain the right less accumulated amortization. Amortization is computed on a straight-line basis over the useful life of the right.

In January 2009, the Group obtained a 50-year land use right for a piece of land in Qingpu district of Shanghai for an aggregate cash consideration of $7,489,280.

In 2011, the cost of the prepaid land use right increased to $8.6 million mainly due to the land occupation tax paid in accordance with the relevant statutory laws and regulations.

(k) Property and equipment, net

Property and equipment are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated on a straight-line method over the following estimated useful lives:

Estimated useful lives

Buildings	20 years

Leasehold improvements	Lesser of the term of the lease or the estimated useful lives of the assets

Machinery	10 years

Information Technology equipment	5 years

Computers and office equipment	3-5 years

Vehicles	4 years

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In US dollars, except share data, unless otherwise stated)

2. Summary of principal accounting policies—(Continued)

(l) Acquired intangible assets, net

Acquired intangible assets, which consist primarily of distribution networks and trademarks, are valued at cost less accumulated amortization. Amortization is computed using the straight-line method over their expected useful lives of 5 to 15 years.

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

(n) Investment in affiliates

The affiliated companies, in which the Group does not have significant influence, are accounted for using cost method of accounting. Dividends received that are distributed from the net accumulated earnings of the investee are recognized in the Group’s consolidated statements of operations. Dividends received in excess of earnings are recorded as reductions of cost of the investment. A series of operating losses of the investee or other factors may indicate that a decrease in value of the investment has occurred which is other-than-temporary and should accordingly be recognized.

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

(o) Revenue recognition

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

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In US dollars, except share data, unless otherwise stated)

2. Summary of principal accounting policies—(Continued)

(o) Revenue recognition—(Continued)

The Group conducted promotional activities of direct sales primarily through the use of cash coupon discounts and the membership based loyalty program which includes membership points. There is no membership fee associated with the loyalty program and all points expire one year after the points are issued. All such costs netted against revenues at the time the revenue is recorded. The Group uses historical trend experience to accrue for cash coupon discounts and membership points. In 2009, 2010 and 2011, the costs associated with cash coupon discounts and membership points were insignificant.

The Group relies on China Express Mail Service Corporation (“EMS”) and local delivery companies to provide the Group data as to their successful deliveries for the Group’s direct sales products. EMS and local delivery companies regularly report product delivery information. In 2009, 2010 and 2011, direct sales net revenues were adjusted in the current accounting period based on actual unsuccessful product deliveries experience reported by EMS and local delivery companies. For unsuccessful deliveries, EMS and local delivery companies are required to return the undelivered products to the Group. It generally takes two to three weeks for EMS to return the undelivered products to the Group whereas it generally takes seven days for local delivery companies to do so.

Distribution sales, net

The Group’s distribution sales net revenues represent product sales to the distributors comprising the Group’s nationwide distribution networks. The distributor agreements do not provide discounts, chargeback, price protection or stock rotation rights. However, there were certain distributor agreements that provided performance-based cash rebates which were netted against revenues at the time the revenue was recorded. In 2009, 2010 and 2011, the costs associated with cash rebates were insignificant. The Group recognizes net revenues for products sold through its nationwide distribution networks when the products are delivered to and accepted by the distributors (e.g. “F.O.B. Destination”). In most cases, the distributors are required to pay in advance for the Group’s products. Some distributors are given customary credit terms within the industry based on their creditworthiness.

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

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In US dollars, except share data, unless otherwise stated)

2. Summary of principal accounting policies—(Continued)

(o) Revenue recognition—(Continued)

Sales returns and product warranty

The Group estimates the amount of sales returns and cost of product warranty replacements based on the products’ historical trend of sales returns and current economic trends including market acceptance of new and existing products. In 2009, 2010 and 2011, the sales returns and warranty replacements were insignificant.

Sales taxes

The Group presents revenues net of sales taxes incurred. The sales taxes amounted to $195,923, $285,092 and $940,745 for the years ended December 31, 2009, 2010 and 2011, respectively. Before subtracting sales taxes, gross direct sales revenues were $160,553,758, $196,098,603 and $292,290,123 and gross distribution sales revenues were $127,227,785, $97,427,674 and $70,708,535 for the years ended December 31, 2009, 2010 and 2011, respectively.

(p) Advertising expenses

The Group records cash advances paid to advertising companies as prepaid advertising expenses in the consolidated balance sheets. The Group then expenses the prepaid advertising expenses as the advertisement is shown.

(q) Shipping and handling costs

The Group records costs incurred for shipping and handling as part of other selling and marketing expenses in the consolidated statements of operations. Shipping and handling costs were $12,431,793, $8,945,554 and $13,653,621 for the years ended December 31, 2009, 2010 and 2011, respectively.

(r) Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating leases. Payments made under operating leases are charged to the consolidated statements of operations on a straight-line basis over the lease periods.

(s) Government subsidies

The Group receives unrestricted government subsidies from local government agencies. The government agencies use their discretion to determine the amount of the subsidies with reference to certain taxes paid by the Group, including value-added, business and income taxes. The Group records unrestricted government subsidies as other operating income in the consolidated statements of operations.

The government subsidies in 2009, 2010 and 2011 were $5,094,301, $2,591,538 and $3,037,026, respectively.

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In US dollars, except share data, unless otherwise stated)

2. Summary of principal accounting policies—(Continued)

(t) Income taxes

Current income taxes are provided for in accordance with the relevant statutory tax laws and regulations.

Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. Net operating losses are carried forward and credited by applying enacted statutory tax rates applicable to future years. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more-likely-than-not that some portion or all of the deferred tax assets will not be realized. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on the characteristics of the underlying assets and liabilities, or the expected timing of their use when they do not relate to a specific asset or liability.

The Group recognizes the impact of an uncertain income tax position at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority. The Group classifies interests and penalties related to income tax matters in income tax expense.

(u) Foreign currency translation

The functional currency and reporting currency of Acorn International, China DRTV, Smooth Profit, MK AND T, Bright Rainbow, Acorn Hong Kong and U King Hong Kong are the United States dollar (“US dollar”). Monetary assets and liabilities denominated in currencies other than the US dollar are translated into the US dollar at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the US dollar during the year are converted into US dollar at the applicable rates of exchange prevailing on the first day of the month in which the transactions occurred. Transaction gains and losses are recognized in the consolidated statements of operations as general and administrative expenses.

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

The aggregated losses through foreign currency transactions in 2009 were $1,925 and the aggregated gains through foreign currency transactions in 2010 and 2011 were $243,752 and $376,167.

(v) Comprehensive income (loss)

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

(w) Concentration of credit risk

Financial instruments that potentially expose the Group to concentration of credit risk consist primarily of cash and cash equivalents, restricted cash, available-for-sale securities, derivative instruments, accounts

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In US dollars, except share data, unless otherwise stated)

2. Summary of principal accounting policies—(Continued)

(w) Concentration of credit risk—(Continued)

receivable and notes receivable. All of the Group’s cash and cash equivalents and restricted cash are held with financial institutions that the Group believes to be high credit quality. The Group’s available-for-sale securities and derivative instruments are issued by financial institutions with high credit ratings and a Japanese public company listed on the JASDAQ. The Group engages delivery companies, mainly EMS, to deliver products to customers and to collect cash from the customers for direct sales gross revenues through direct sales platforms. The Group conducts credit evaluations of delivery companies and generally does not require collateral or other security from its delivery companies. The Group establishes an allowance for doubtful accounts primarily based on the age of the receivables and factors surrounding the credit risk of specific customers.

As of December 31, 2010 and 2011, accounts receivables from EMS were $249,541 and $1,787,055, respectively. These amounts represented 1.6% and 10.7% of the total accounts receivables as of December 31, 2010 and 2011, respectively.

(x) Share-based compensation

Share-based compensation cost is measured at grant date, based on the fair value of the award, and recognized in expense over the requisite service period. The Group has made an estimate of expected forfeitures and is recognizing compensation costs only for those equity awards expected to vest.

(y) Income (loss) per share

Basic income (loss) per share is computed by dividing income attributable to the Group’s shareholders by the weighted average number of ordinary shares outstanding during the year. Diluted income (loss) per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares and is calculated using the treasury stock method for stock options and unvested shares. Common equivalent shares for which the exercise price exceeds the average market price over the period have an anti-dilutive effect on income per share and, accordingly, are excluded from the calculation. Common equivalent shares are also excluded from the calculation in loss periods as their effects would be anti-dilutive.

(z) Noncontrolling interest

A noncontrolling interest in a subsidiary of the Group represents the portion of the equity (net assets) in the subsidiary not directly or indirectly attributable to the Group. Noncontrolling interests are presented as a separate component of equity in the consolidated balance sheet and earnings and other comprehensive income are attributed to controlling and noncontrolling interests.

(aa) Recently issued accounting pronouncements

In May 2011, the Financial Accounting Standards Board (FASB) issued guidance on how to measure fair value and on what disclosures to provide about fair value measurements. The FASB also clarified existing fair value measurement and disclosure requirements, amended certain fair value principles, and expanded disclosure requirements for fair value measurements. These amended standards and the adoption of this disclosure-only guidance is effective for the Group’s first fiscal quarter of 2012 and is not expected to have a material impact on the Group’s consolidated financial statements.

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In US dollars, except share data, unless otherwise stated)

2. Summary of principal accounting policies—(Continued)

(aa) Recently issued accounting pronouncements—(Continued)

In June 2011, the FASB issued an accounting standards update to revise the manner in which entities present comprehensive income in their financial statements. This guidance amends existing presentation and disclosure requirements concerning comprehensive income, most significantly by requiring that comprehensive income be presented with net income in a continuous financial statement, or in a separate but consecutive financial statement. Furthermore, the accounting standards update prohibits an entity from presenting other comprehensive income and losses in a statement of equity. In December 2011, the FASB issued an accounting standards update to defer the requirement for an entity to present reclassifications between other comprehensive income or loss and net income or loss. This supersedes the requirement that was originally included in the June 2011 accounting standard update. This accounting standards update (as modified) is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011, and will result in changes to the presentation of comprehensive net income in the Group’s consolidated financial statements, but will have no effect on the calculation of net income, comprehensive net income or earnings per share.

In September 2011, the FASB issued amended accounting guidance related to goodwill impairment testing. The new guidance permits an entity to first assess qualitative factors before calculating the fair value of a reporting unit in the annual two-step quantitative goodwill impairment test required under current accounting standards. If it is determined that it is more likely than not that the fair value of a reporting unit is not less than its carrying value, further testing is not needed. The amended guidance is effective for the Company commencing in the first fiscal quarter of 2012 and is not expected to have a material impact on the Group’s consolidated financial statements.

In December 2011, the FASB issued an accounting standard update related to disclosures about offsetting assets and liabilities. The amendments require that a company disclose information about offsetting and related arrangements to enable users of financial statements to understand the effect of those arrangements on its financial position. The amendments enhance current disclosures by requiring improved information about financial instruments and derivative instruments that are either (i) offset in accordance with current accounting guidance or (ii) subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset in accordance with current accounting guidance. The Group does not expect the provisions of this guidance, which are effective for the Group beginning with the first quarter of 2013, to have a material impact on the Group’s consolidated financial statements, as its requirements are disclosure-only in nature.

(ab) Reclassifications

The consolidated financial statements for prior years reflect certain reclassifications to conform with current year presentation.

3. Acquisition

On December 24, 2008, the Group completed its acquisition of 100% equity interests of Yiyang Yukang, a cell phone producer and distributor in the PRC, pursuant to the terms of the definitive agreement entered into on December 18, 2008.

Under the agreement, the Group acquired Yiyang Yukang for an initial purchase price of $6,700,000 in cash and 2,564,103 of its ordinary shares at a fair value of $3,181,780 in aggregate, based on average market price of

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In US dollars, except share data, unless otherwise stated)

3. Acquisition—(Continued)

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

The transaction was accounted using the purchase method of accounting, and accordingly, the acquired assets were recorded at their estimated fair values on the acquisition date. The valuation of the distribution network was based on the excess earnings method, a method within the income approach whereby the value of an intangible asset was captured by discounting to present value the earnings generated by the asset that remains after a deduction for a return on other contributory assets. These assets normally include working capital, fixed

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In US dollars, except share data, unless otherwise stated)

3. Acquisition—(Continued)

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

4. Disposal of stock tracking software business

In June 2009, in order to focus on the Group’s core competency and enhance operating efficiency, the Group sold 33.0% of its equity interests in Shanghai Yimeng, a company engaged in the development and marketing of CPS stock tracking software. Shanghai Yimeng was established in December 2005 with 51.0% of its equity interests held by the Group and 49.0% by Shanghai Yimeng Digital Technology Co., Ltd., a third party. The Group sold the 33.0% equity interests to a shareholder of Shanghai Yimeng Digital Technology Co., Ltd. for a total cash consideration of $10.5 million. The gain on deconsolidation of $16.4 million was calculated as the difference between: a) the aggregate of (1) the cash consideration received of $10.5 million, (2) the fair value of the retained 18.0% equity interests of $4.2 million, (3) the 49.0% noncontrolling interests with a negative carrying amount of $1.6 million, and b) Shanghai Yimeng’s net assets with a negative carrying amount of $3.3 million. The resulting gain on disposition of $16.4 million was included in income from discontinued operations for the year ended December 31, 2009. The income tax expense on the gain of disposition was $2.0 million. There were no remaining assets or liabilities associated with discontinued operations in the consolidated balance sheet as of December 31, 2009.

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

The discontinued operations were retrospectively reflected for all the prior years presented in the consolidated statements of operations. The following shows summarized operating results reported as discontinued operations for the years ended December 31, 2009:

For the years ended December 31, 2009
Net revenues	$7,447,940

Income from discontinued operations before income taxes	$17,207,914
Income tax expenses	(1,845,225)

Income from discontinued operations	$15,362,689

In 2010, the Group decreased its investment in Shanghai Yimeng from 18.0% to 16.2% as a result of the Group’s disposal of 1.8% equity interests. In 2011, the Group’s interests in Shanghai Yimeng further decreased to 12.9% as a result of the dilution due to issuance of additional shares to a new investor.

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In US dollars, except share data, unless otherwise stated)

5. Short-term and long-term investments

Trading securities

The Group’s trading securities were marketable equity shares and bond funds. The cost and fair value of the trading securities as of December 31, 2010 and 2011 were as follows:

	December 31,
	2010		2011
	Cost	Fair value	Cost	Fair value
Trading securities	$8,464,468	$10,267,178	$9,942,304	$9,993,720

Investment gain (loss) of trading securities for the years ended December 31, 2009, 2010 and 2011 consisted of the following and was included in the other income (expenses) in the consolidated statements of operations:

	For the years ended December 31,
	2009	2010	2011
Realized gains from sales of trading securities	$1,210,816	$1,323,079	$366,131
Unrealized holding gains	333,137	458,266	51,416

	$1,543,953	$1,781,345	$417,547

Available-for-sale securities

The Group’s available-for-sale securities represent investments in 950,000 shares of the ordinary shares of a Japanese company listed on JASDAQ securities exchange, which was acquired in November 2009 (refer to Note 6 for the terms of the investment in equity shares of the Japanese company), and two index-linked notes (“Note A” and “Note B”), each with a principal amount of USD10,000,000.

In June 2007, the Group purchased Note A from a bank. Note A had a contractual variable interest rate ranging from 0%-8% (increased to 9% and 10% in years 6-10 and 11-15, respectively), computed based on the number of days in which the 6-month USD-LIBOR rate is within a stated range. Interest is paid at fixed intervals on a quarterly basis. Interest received on Note A for the years ended December 31, 2009 was $164,445, which was included in the other income in the consolidated statements of operations. The issuer had an option to call the note before or at maturity for an amount equal to principal plus any unpaid interest. The maturity date of Note A was June 14, 2022. On March 14, 2009, Note A was called by the issuer for an amount equal to principal plus all unpaid interest. The Group received the total redemption value on March 16, 2009 with no realized gain or loss recognized in 2009.

In August 2007, the Group purchased Note B from a bank. Note B has a contractual variable interest rate ranging from 0%-12%, computed based on the number of days in which both the Nikkei 225 index and the 3-month USD-LIBOR-BBA are above or within the stated ranges, respectively. Interest is paid at fixed intervals on a quarterly basis. The issuer has an option to call the note before or at maturity for an amount equal to principal plus any unpaid interest. The maturity date of Note B was August 3, 2019.

Note B contained an embedded derivative instrument that was linked to an equity index and an interest rate index. The embedded derivative was bifurcated from the debt host and accounted for separately, and was

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In US dollars, except share data, unless otherwise stated)

5. Short-term and long-term investments—(Continued)

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

On July 28, 2011, Note B was disposed by the Group with cash consideration to US$7,120,000. The Group received the total redemption value on August 3, 2011. The gain on the disposition of Note B in 2011 was $449,453 and was recognized in other income in the consolidated statement of operations.

On November 16, 2011, the Group disposed all its investments in 950,000 shares of the ordinary shares of the Japanese company listed on JASDAQ securities exchange, for cash of JPY111.8 million ($1.5 million USD equivalent). The gain on the disposition of the investments in 950,000 shares in 2011 was $97,189 and was recognized in other income in the consolidated statement of operations.

The Group has no available-for-sale securities balances as of December 31, 2011.

The cost and fair value of the available-for-sale securities as of December 31, 2010 were as follows:

	Cost	Unrealized gain	Accrued interest	Estimated fair value
Note B — debt host	$4,712,060	$336,000	$1,153,940	$6,202,000
Equity shares of the Japanese company	1,355,325	276,577	—	1,631,902

	$6,067,385	$612,577	$1,153,940	$7,833,902

The cost and fair value of the available-for-sale securities as of December 31, 2009 were as follows:

	Cost	Unrealized gain	Accrued interest	Estimated fair value
Note B — debt host	$4,712,060	$463,620	$771,010	$5,946,690
Equity shares of the Japanese company	1,355,325	40,744	—	1,396,069

	$6,067,385	$504,364	$771,010	$7,342,759

The short-term investments as of December 31, 2010 and 2011 were as follows:

	December 31,
	2010	2011
Trading securities	$10,267,178	$9,993,720

	$10,267,178	$9,993,720

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In US dollars, except share data, unless otherwise stated)

5. Short-term and long-term investments—(Continued)

Available-for-sale securities—(Continued)

The long-term investments as of December 31, 2010 and 2011 were as follows:

	December 31,
	2010	2011
Note B — debt host	$6,202,000	$—
Note B — embedded derivative	848,000	—
Equity shares of the Japanese company	1,631,902	—

	$8,681,902	$—

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

On November 16, 2011, the Group disposed all its investments in 450 share options of the Japanese company listed on JASDAQ securities exchange, for cash of JPY450 ($6 USD equivalent). The loss on the disposal of the investments of 450 share options in 2011 was $243,908. This represented the difference between the price sold and the fair value of December 31, 2010 and was recorded in other expenses in the consolidated statement of operations.

The Group’s investment in Note B contained an embedded derivative instrument that is linked to an equity index and an interest rate index. The embedded derivative has been bifurcated and accounted for at fair value with changes in the fair value recorded in the consolidated statements of operations. On the date when Note B was issued, the Group recorded $5,287,940 initial estimated fair value of the embedded derivative in long-term investments on the consolidated balance sheet. The embedded derivative was valued at $677,310 and $848,000 as of December 31, 2009 and 2010, respectively. In 2009, the Group recorded losses due to changes in the fair value of the embedded derivative of $1,335,630, which were included in the other expenses in the consolidated statements of operations. In 2010, the Group recorded gains due to changes in the fair value of the embedded

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In US dollars, except share data, unless otherwise stated)

6. Derivative instruments—(Continued)

derivative of $170,690, which were included in the other income in the consolidated statement of operations (refer to Note 7 for disclosure of the method and assumptions used in determining the fair value of the embedded derivative).

On July 28, 2011, Note B was disposed by the Group with cash consideration of US$7,120,000 which was received on August 3, 2011. The loss on the disposal of the embedded derivative instrument contained in Note B in 2011 was $255,453. This represented the difference between the price sold and the fair value of December 31, 2010 and was recorded in other expenses in the consolidated statement of operations.

7. Fair value measurement

The Group did not have any liabilities measured at fair value on a recurring or non-recurring basis for the years ended December 31, 2010 and 2011.

Assets measured at fair value on a recurring basis

As of December 31, 2011, the Group’s assets measured at fair value on a recurring basis subsequent to initial recognition were as follows:

	Fair value measurements using
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Trading securities	$9,993,720	$—	$—	$9,993,720

	$9,993,720	$—	$—	$9,993,720

As of December 31, 2010, the Group’s assets measured at fair value on a recurring basis subsequent to initial recognition were as follows:

	Fair value measurements using
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Trading securities	$10,267,178	$—	$—	$10,267,178
Note B	—	—	7,050,000	7,050,000
Equity shares of the Japanese company	1,631,902	—	—	1,631,902
Share options of the Japanese company	—	243,914	—	243,914

	$11,899,080	$243,914	$7,050,000	$19,192,994

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In US dollars, except share data, unless otherwise stated)

7. Fair value measurement—(Continued)

Assets measured at fair value on a recurring basis—(Continued)

Investments in trading securities consist of marketable equity shares and bond funds which measured using the closing prices from the exchange market as of the measurement date; as such, they are classified as Level 1 instruments.

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

Note A and Note B (including the embedded derivative) are index-linked notes measured using a discounted cash flow projection on principal and interest based on assumptions supported by, derived or implied from quoted market prices or rates, adjusted for the specific features of the instruments. They are classified as Level 3 instruments. Determining the appropriate fair value model and calculating the fair value of the instruments require the input of significant estimates and assumptions, some of which are unobservable. The significant estimates and assumptions include comparable bonds issued by the same issuer, risk-free interest rates, global banking industry bond yield curve, data on the indices, volatilities and dividend yield. For initial recognition of Note B, the allocation of the estimates of the fair value of the Note B to the embedded derivative and the debt host is based on the “with and without” method. Subsequent to the initial recognition, the embedded derivative and the debt host are each measured at fair value using appropriate valuation methodology, with any changes in the fair value of the embedded derivative and the debt host recorded in earnings and accumulated other comprehensive income or loss, respectively.

The fair value estimates presented above were based on pertinent information available to the Group as of December 31, 2010 and 2011. Although the Group is not aware of any factors that would significantly affect its fair value estimates, such amounts have not been comprehensively revalued for purposes of financial statements since December 31, 2010 and 2011, respectively, and current estimates of fair value may differ significantly from the amounts presented.

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In US dollars, except share data, unless otherwise stated)

7. Fair value measurement—(Continued)

Assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3 inputs)

A summary of changes in Level 3 instruments for the years ended December 31, 2010 and 2011 was as follows:

	For the years ended December 31,
	2010	2011
Balance at beginning of the year	$6,624,000	$7,050,000
Redemption of Note B	—	(7,120,000)
Gain (loss) on change in fair value of embedded derivative	170,690	(255,453)
Realized gain transferred from accumulated other comprehensive income	—	449,453
Unrealized losses included in accumulated other comprehensive income	(127,620)	(336,000)
Accrued interest	382,930	212,000

Balance at end of the year	$7,050,000	$—

The gain for the year ended December 31, 2010 included in net loss that is attributable to the change in unrealized gains or losses relating to the assets and liabilities still held as of December 31, 2010 consisted of a gain on change in fair value of embedded derivative of $170,690. On July 28, 2011, Note B was disposed of by the Group and cash consideration of $7,120,000 was received. The total gain on the disposition of Note B in 2011 was $70,000 and was recognized in other income in the consolidated statements of operations. Included in the gain is the loss on the disposal of the embedded derivative instrument of $255,453, the realized gain from accumulated other comprehensive income of $113,453, and the accrued interest of $212,000. The Group has no other assets that are measured at fair value on a recurring basis using significant unobservable inputs as of December 31, 2011.

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

Upon deconsolidation of Shanghai An-Nai-Chi in January 2010, the Group retained 33.2% equity interests in Shanghai An-Nai-Chi with a carrying amount of $58,209 and accounted for the retained investment using the equity method of accounting. The 33.2% retained investment was recorded at the fair value of $1,096,751 on the date the Group deconsolidated Shanghai An-Nai-Chi. The gain on deconsolidation of $1,038,542 was recognized

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In US dollars, except share data, unless otherwise stated)

7. Fair value measurement—(Continued)

Assets measured at fair value on a non-recurring basis—(Continued)

in other income in the statement of operations for the year ended December 31, 2010. For the year ended December 31, 2010, the Group derecognized $0.1 million noncontrolling interests in Shanghai An-Nai-Chi in its consolidated statement of changes in equity and comprehensive income (loss) upon deconsolidation. The Group applied the income approach in measuring the equity value of Shanghai An-Nai-Chi using significant estimates and assumptions, some of which are unobservable. The significant estimates and assumptions include business assumptions, weighted average cost of capital and terminal growth rate.

The following table presents the Group’s assets measured at fair value on a non-recurring basis for the year ended December 31, 2009:

	Year ended December 31, 2009	Fair value measurements using
		Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total gains (losses)
Acquired intangibles — distribution network	$180,428	$—	$—	$180,428	$(15,247,873)
Investment in an affiliate	4,196,707	—	—	4,196,707	4,794,083

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

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In US dollars, except share data, unless otherwise stated)

8. Accounts receivable

An analysis of allowance for doubtful accounts for the years ended December 31, 2009, 2010 and 2011 was as follows:

	For the years ended December 31,
	2009	2010	2011
Balance at beginning of the year	$3,524,673	$1,597,556	$673,242
Charged to expenses	121,960	58,517	3,705,557
Charges taken against allowance	(2,049,077)	(982,831)	(221,185)

Balance at end of the year	$1,597,556	$673,242	$4,157,614

In 2011, the Group made additional bad debt provision related to the transition of certain local delivery companies used to fulfill the direct sales orders to improve the successful goods delivery rate.

9. Inventory

Inventory consisted of the following:

	December 31,
	2010	2011
Raw materials and work in progress	$4,327,077	$7,052,333
Finished goods and merchandise goods	18,343,964	25,836,312

	$22,671,041	$32,888,645

As of December 31, 2010 and 2011, a portion of finished goods and merchandise goods and certain raw materials and work in process inventory were in excess of the Group’s current requirements based on the recent level of sales. The Group recorded inventory write-downs of $13,016,799 and $6,706,376 as of December 31, 2010 and 2011 primarily for obsolete and slow-moving finished goods and merchandise inventory.

10. Other prepaid expenses and current assets

Other prepaid expenses and current assets consisted of the following:

	December 31,
	2010	2011
Advances to suppliers	$3,561,467	$4,808,927
Prepaid income tax	426,755	1,200,120
Other prepaid expenses	5,610,860	3,919,198

	$9,599,082	$9,928,245

The Group reversed the allowance for doubtful accounts in the aggregate amount of $1,097,904 in 2009. The Group made allowance for doubtful accounts in the aggregate amount of $36,424 and $96,836 in 2010 and 2011, respectively.

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In US dollars, except share data, unless otherwise stated)

11. Property and equipment, net

Property and equipment, net consisted of the following:

	December 31,
	2010	2011
Buildings	$10,722,664	$26,232,621
Leasehold improvements	1,169,206	1,376,044
Machinery	430,827	628,868
Information Technology equipment	—	497,965
Computers and office equipment	7,209,272	10,813,480
Vehicles	1,205,722	946,304

	$20,737,691	$40,495,282
Less: accumulated depreciation and amortization	(8,408,993)	(11,137,862)

	$12,328,698	$29,357,420
Construction in progress	6,979,188	446,481

	$19,307,886	$29,803,901

For the year ended December 31, 2010, the construction in progress is a new factory building on the land in Qingpu district of Shanghai and was completed in January 2011.

Depreciation and amortization expenses for property and equipment were $2,092,583, $2,200,616 and $3,071,191 for the years ended December 31, 2009, 2010 and 2011, respectively.

12. Acquired intangible assets, net

Acquired intangible assets, net consisted of the following:

	December 31,
	2010	2011
Distribution networks	$2,329,849	$2,329,849
Trademarks	2,864,348	2,902,259

	$5,194,197	$5,232,108
Less: accumulated amortization	(2,633,444)	(3,105,512)

	$2,560,753	$2,126,596

The Group recorded amortization expenses of $2,992,679, $477,082 and $439,965 for the years ended December 31, 2009, 2010 and 2011, respectively. The amortization expenses of the above intangible assets will be approximately $330,266, $315,971, $301,699, $301,699 and $301,699 for 2012, 2013, 2014, 2015 and 2016, respectively.

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In US dollars, except share data, unless otherwise stated)

13. Investments in affiliates

Investments accounted for under the equity method of accounting

In July 2008, the Group invested 30.0% equity interests in Kela (Hong Kong) Jewelry Investment Limited (“Kela”) for cash of $1.2 million. In October 2009, the Group increased its investment in Kela from 30.0% to 35.0%. In July 2010, the Group’s investment in Kela decreased from 35.0% to 22.1% as a result of dilution due to issuance of additional shares by Kela to new investors. As the Group has the ability to exercise significant influence over Kela, the Group accounts for this investment using the equity method of accounting. In May 2011, the Group sold all its equity interests in Kela to another shareholder of Kela, a third party of the Group, for cash of RMB39.6 million ($6.1 million USD equivalent). The gain on the disposition of the investment in Kela in 2011 was $5,421,753 and was recognized in other income in the consolidated statement of operations. The Group’s equity in losses of Kela in 2009, 2010 and 2011 were $12,351, $443,123 and $28,567, respectively, and were recognized in equity in losses of affiliates in the consolidated statements of operations.

In June 2009, the Group invested 26.0% equity interests in KYOBI Cosmetics (Hong Kong) Co., Limited (“KYOBI”) for cash of RMB8.0 million ($1.2 million USD equivalent). As the Group has the ability to exercise significant influence over KYOBI, the Group accounts for this investment using the equity method of accounting. The Group’s equity in losses of KYOBI in 2009 was $403,986 and was recognized in other expenses in the consolidated statement of operations. In April 2010, the Group sold all its equity interests in KYOBI to another shareholder of KYOBI, a third party of the Group, for cash of RMB8.0 million ($1.2 million USD equivalent). The gain on the disposition of the investment in KYOBI in 2010 was $404,750 and was recognized in other income in the consolidated statement of operations.

In January 2010, Shanghai An-Nai-Chi, a company which previously was a 51.0% equity-owned consolidated subsidiary of the Group, received a cash injection of $1.5 million from a third party of the Group. After the cash injection, the Group retained 33.2% equity interests in Shanghai An-Nai-Chi and no longer had control in Shanghai An-Nai-Chi. As the Group holds one out of five board seats on the Board of Shanghai An-Nai-Chi and has significant influence over financial and operating decision-making after deconsolidation, the Group accounts for the retained 33.2% equity interests using the equity method of accounting. The retained investment was re-measured at fair value of $1.1 million on the date the Group deconsolidated Shanghai An-Nai-Chi (refer to Note 7 for fair value measurements relating to the retained investment). The Group’s equity in losses of Shanghai An-Nai-Chi in 2010 and 2011 was $353,598 and $743,153, respectively and was recognized in equity in losses of affiliates in the consolidated statement of operations.

Investment accounted for under the cost method of accounting

In June 2009, the Group sold 33.0% equity interests in Shanghai Yimeng, a company which previously was a 51.0% equity-owned consolidated subsidiary of the Group. After the sale, the Group retained an 18.0% equity interest in Shanghai Yimeng and did not have the ability to exercise significant influence over Shanghai Yimeng’s operational and financial policies and activities. The Group accounts for the retained 18.0% equity interests using the cost method of accounting. The retained investment was recorded at fair value of $4.2 million on the date the Group deconsolidated Shanghai Yimeng (refer to Note 4 for details of deconsolidation of Shanghai Yimeng and Note 7 for fair value measurements relating to the retained investment). In 2010, the Group’s investment in Shanghai Yimeng decreased from 18.0% to 16.2% as a result of the Group’s disposal of 1.8% equity interests. In 2011, the Group’s interests in Shanghai Yimeng further decreased to 12.9% as a result of the dilution due to issuance of additional shares to a new investor.

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In US dollars, except share data, unless otherwise stated)

14. Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consisted of the following:

	December 31,
	2010	2011
Other taxes payable	$3,835,875	$3,817,175
Accrued employee payroll and welfare	1,183,013	3,800,748
Other payable	3,376,522	7,365,382
Accrued expenses	2,160,322	1,385,094
Advances from customers	705,649	2,541,779

	$11,261,381	$18,910,178

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

15. Dividend payable

On October 18, 2010, the board of directors of Acorn International approved and declared a special cash dividend of $0.23 per ordinary share on its outstanding shares to shareholders of record as of the close of trading on November 15, 2010 directly from the share premium account of Acorn International. The dividend payable as of December 31, 2010 was $15,177. The balance of additional paid-in capital was reduced for the full amount of this special dividend of $20,533,690 as of December 31, 2010. As of December 31, 2011, the Group has remaining dividend payable amounted to $467 which is expected to be paid in 2012.

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

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In US dollars, except share data, unless otherwise stated)

16. Share-based compensation—(Continued)

The Group recorded compensation expense of $1,845,885, $215,171 and $129,673 for the years ended December 31, 2009, 2010 and 2011, respectively. In connection with the acquisition of Yiyang Yukang, the Group granted 900,000 performance-based share options in 2009 under the 2006 Option Plan. These share options were to vest in three equal tranches of 300,000 share options each upon Yiyang Yukang meeting certain earnings targets in 2008 to 2010 (refer to Note 3). As the earnings targets for 2009 and 2010 were not met, the Group did not record any compensation expenses for the second and third tranches of share options.

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

A summary of the share options and SARs activities for the year ended December 31, 2011 and the information regarding the share options and SARs outstanding as of December 31, 2011 were as follows:

	Number of share options/ SARs	Weighted average exercise price	Weighted average remaining contract terms	Aggregate intrinsic value
Share options/SARs outstanding at January 1, 2011	14,635,810	$2.71
Granted	—	$—
Forfeited	(4,457,263)	$2.39
Exercised	(556,581)	$1.58

Share options/SARs outstanding at December 31, 2011	9,621,966	$2.93	1.89 years	$—

Share options/SARs vested or expected to vest at December 31, 2011	9,621,966	$2.93	1.89 years	$—

Share options/SAR exercisable at December 31, 2011	9,621,966	$2.93	1.89 years	$—

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In US dollars, except share data, unless otherwise stated)

16. Share-based compensation—(Continued)

The weighted-average fair value of share options and SARs granted in 2009, 2010 and 2011 was $1.05, nil and nil, respectively. The total fair value of options and SARs vested in 2009, 2010 and 2011 was $1,873,984, $101,859 and nil, respectively. The aggregate intrinsic value of options and SARs exercised in 2009, 2010 and 2011 was $298, $18,000 and $155,202, respectively.

A summary of the RSUs activities for the year ended December 31, 2011 was as follows:

	Number of RSUs	Weighted average grant date fair value
Nonvested at January 1, 2011	347,044	$1.40
Granted	—	$—
Forfeited	(158,474)	$1.40
Vested	(105,288)	$1.40

Nonvested at December 31, 2011	83,282	$1.40

As of December 31, 2011, there was $103,974 in total unrecognized compensation expense related to unvested share-based compensation arrangements granted under the 2006 Option Plan, which is expected to be recognized over a weighted-average period of 1.33 years.

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

Shanghai Advertising registered in Pudong New District, Shanghai of the PRC, is subject to 20% Corporate Income Tax (“CIT”) in 2009, 22% CIT in 2010 and 24% CIT in 2011 pursuant to the local tax preferential arrangement. Acorn Information registered in Pudong New District, Shanghai of the PRC, is subject to 22% CIT

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In US dollars, except share data, unless otherwise stated)

17. Taxation—(Continued)

in 2010 and 24% CIT in 2011 pursuant to the local tax preferential arrangement. The Group’s remaining PRC subsidiaries are subject to the statutory rate of 25% in 2009, 2010 and 2011 in accordance with the New EIT Law.

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

Tax that would otherwise have been payable without tax holidays amounted to $992,459, $424,875 and $461,396 in 2009, 2010 and 2011, respectively (representing an increase in basic and diluted loss per ordinary share from continuing operations of $0.01, $0.01 and $0.01 in 2009, 2010 and 2011, respectively).

Under the New EIT Law and implementation regulations issued by the PRC State Council, income tax at the rate of 10% is applicable to interest and dividends payable to investors that are “non-resident enterprises”, which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such interest or dividends have their sources within the PRC. Undistributed earnings of the Group’s PRC subsidiaries of $105,084,071, $83,162,516 and $86,897,451 as of December 31, 2009, 2010 and 2011, respectively, are considered to be indefinitely reinvested and, accordingly, no provision for PRC dividend withholding tax has been provided thereon. Upon distribution of these earnings in the form of dividends or otherwise in the future, the Group would be subject to PRC withholding tax at 10% or a lower treaty rate.

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

The Group has made its assessment of the level of authority for each tax position (including the potential application of interests and penalties) based on the technical merits, and has measured the unrecognized benefits associated with the tax positions. As of December 31, 2009, 2010 and 2011, the Group had unrecognized tax benefits of approximately $3.1 million, $3.1 million and $2.5 million, respectively. The unrecognized tax benefits would impact the effective income tax if recognized. A reconciliation of the beginning and ending amount of unrecognized tax benefits for the years ended December 31, 2009, 2010 and 2011 was as follows:

	For the years ended December 31,
	2009	2010	2011
	(in million)	(in million)	(in million)
Unrecognized tax benefits at beginning of the year	$3.1	$3.1	$3.1
Lapse of statute of limitation	—	—	(0.6)

Unrecognized tax benefits at end of the year	$3.1	$3.1	$2.5

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In US dollars, except share data, unless otherwise stated)

17. Taxation—(Continued)

As of December 31, 2009, 2010 and 2011, the amount of interests and penalties related to uncertain tax positions was immaterial. The Group does not anticipate any significant increases or decreases to its liabilities for unrecognized tax benefits within the next twelve months.

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of income taxes is due to computational errors made by the taxpayer. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined, but an underpayment of income tax liability exceeding RMB100,000 (approximately $15,000) is specifically listed as a special circumstance. In the case of a transfer pricing related adjustment, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. The Group’s PRC subsidiaries are therefore subject to examination by the PRC tax authorities from 2007 through 2011 on non-transfer pricing matters, and from 2002 through 2011 on transfer pricing matters.

Reconciliation between the effective income tax rate and the PRC statutory income tax rate was as follows:

	For the years ended December 31,
	2009	2010	2011
PRC statutory tax rate	25%	25%	25%
Expenses not deductible for tax purposes	6%	(3)%	(2)%
Effect of tax preference granted to PRC subsidiaries	18%	(3)%	(1)%
Effect of different tax rate of subsidiary operations in other jurisdiction	(23)%	1%	4%
Change in valuation allowance	40%	(4)%	25%
Effect of change in tax rate on deferred tax assets/liabilities	(12)%	4%	(7)%
Prior year provision to return adjustment	(7)%	(1)%	—
Recognition of the unrecognized tax benefit	—	—	(9)%

Effective tax rate	47%	19%	35%

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In US dollars, except share data, unless otherwise stated)

17. Taxation—(Continued)

The principal components of the Group’s deferred income tax assets and liabilities as of December 31, 2010 and 2011 were as follows:

	December 31,
	2010	2011
Deferred tax assets:
Allowance and reserves	$3,062,507	$2,829,016
Accrued expenses	519,384	1,162,885
Revenue recognition difference	722,491	792,960
Advertising expenses	387,084	341,742
Yiyang Yukang long-term assets reduction	19,992	6,229
Net operating losses	1,065,595	1,769,401

	$5,777,053	$6,902,233
Less: valuation allowance	(1,138,088)	(3,423,584)

	$4,638,965	$3,478,649

Deferred tax liabilities:
Unrealized gains on trading securities	$(450,677)	$(12,854)
Fair value step up of retained investment in Shanghai Yimeng	(790,627)	(831,006)

	$(1,241,304)	$(843,860)

	$3,397,661	$2,634,789

	December 31,
	2010	2011
Deferred tax assets were analyzed as:
Current	$4,638,965	$3,478,649

Deferred tax liabilities were analyzed as:
Current	$(450,677)	$(12,854)
Non-current	(790,627)	(831,006)

	$(1,241,304)	$(843,860)

	$3,397,661	$2,634,789

As of December 31, 2011, the Group had tax losses carrying forward of $7,077,604. The tax losses will expire in 2013-2016 if they are not used.

The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, the Group believes it is more-likely-than-not that the Group will realize the benefits of these deductible differences, net of the existing valuation allowances as of December 31, 2011. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward periods are reduced.

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In US dollars, except share data, unless otherwise stated)

18. Other income (expenses)

Other income (expenses) consisted of the following:

	For the years ended December 31,
	2009	2010	2011
Investment gain (loss)	$402,142	$3,360,190	$5,941,960
Interest income	1,506,751	1,256,036	2,051,101
Others	158,830	209,474	(171,147)

	$2,067,723	$4,825,700	$7,821,914

19. Income (loss) per share

The computation of basic and diluted income (loss) per ordinary share from continuing operations, discontinued operations and extraordinary items for the years ended December 31, 2009, 2010 and 2011 was as follows:

	For the years ended December 31,
	2009	2010	2011
Numerator:
Net income (loss) attributable to Acorn International, Inc. shareholders from continuing operations — basic and diluted	$(2,999,844)	$(7,236,712)	$5,123,259

Net income attributable to Acorn International, Inc. shareholders from discontinued operations — basic and diluted	$14,883,108	$—	$—

Net income attributable to Acorn International, Inc. shareholders from extraordinary items — basic and diluted	$—	$827,531	$—

Denominator:
Weighted average ordinary shares outstanding — basic	88,174,675	88,923,162	89,629,395

Weighted average ordinary shares outstanding — diluted	88,174,675	88,923,162	89,796,835

Income (loss) per ordinary share:
—continuing operations	$(0.04)	$(0.08)	$0.06
—discontinued operations	0.17	—	—
—extraordinary items	—	0.01	—

Basic	$0.13	$(0.07)	$0.06

—continuing operations	$(0.04)	$(0.08)	$0.06
—discontinued operations	0.17	—	—
—extraordinary items	—	0.01	—

Diluted	$0.13	$(0.07)	$0.06

The Group had 15,825,781 and 14,982,854 outstanding stock options, stock appreciation rights (“SARs”) and restricted share units (“RSUs”) outstanding in 2009 and 2010, respectively, which could have potentially diluted income per share in the future, but were excluded in the computation of diluted income (loss) per share in 2009 and 2010, as the Group had net loss attributable to shareholders from continuing operations in those periods. For the year ended December 31, 2011, the Group had total 9,621,966 outstanding stock options and

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In US dollars, except share data, unless otherwise stated)

19. Income (loss) per share—(Continued)

SARs which could potentially dilute basic earnings per share in the future, but was excluded in the computation of diluted income (loss) per share as their exercise prices were above the average market share prices in 2011.

20. Mainland China contribution plan and profit appropriation

Employees of the Group in the PRC are entitled to retirement benefits calculated with reference to their salaries basis upon retirement and their length of service in accordance with a PRC government-managed retirement plan. The PRC government is directly responsible for the payments of the benefits to these retired employees. The Group is required to make contributions to the government-managed retirement plan based on certain percentages of the employees’ monthly salaries. The amounts contributed by the Group were $1,237,011, $1,427,666 and $1,752,623 for the years ended December 31, 2009, 2010 and 2011, respectively.

In addition, the Group is required by law to contribute medical, unemployment, housing and other statutory benefits based on certain percentages of the employees’ monthly salaries. The PRC government is directly responsible for the payments of the benefits to these employees. The amounts contributed by the Group were $1,225,763, $1,361,564 and $1,819,388 for the years ended December 31, 2009, 2010 and 2011, respectively.

In accordance with relevant PRC Company Law and regulations and the Group’s Articles of Association, the Group’s PRC subsidiaries were required to appropriate 10% of their respective profit after taxation reported in their statutory financial statements prepared under the PRC GAAP to the statutory surplus reserve. The Group has statutory reserve balance of $5,195,416 and $5,442,682 as of December 31, 2010 and 2011, respectively. The appropriation of statutory surplus reserve will cease upon the balance of the statutory surplus reserve reaching 50% of the companies’ registered capital. The statutory surplus reserves may be used to make up losses or for conversion into the shareholders’ equity.

21. Commitments and contingencies

(A) Leases commitments

The Group leases certain office premises and buildings under non-cancelable leases. Rental expenses under operating leases for 2009, 2010 and 2011 were $3,260,183, $2,930,529 and $2,801,647, respectively.

As of December 31, 2011, future minimum lease payments under non-cancelable operating leases agreements were as follows:

2012	$2,181,667
2013	2,289,999
2014	1,670,500
2015	1,445,805
2016 and thereafter	1,671,200

$9,259,171

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In US dollars, except share data, unless otherwise stated)

21. Commitments and contingencies—(Continued)

(B) Advertising commitments

As of December 31, 2011, the commitments for the advertising contracts signed by the Group were as follows:

2012	$72,561,087

Of the total commitments, $11,559,722 was prepaid as of December 31, 2011.

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

The Group’s chief operating decision maker has been identified as the CEO. The Group uses the management approach to determine operating segments. The management approach considers the internal organization and reporting used by the Group’s chief operating decision makers for making decisions, allocating resources and assessing performance. Based on this assessment, the Group has determined that it has two operating and reporting segments, which are direct sales, net and distribution sales, net.

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

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In US dollars, except share data, unless otherwise stated)

22. Segment and geographic information—(Continued)

The Group’s revenues are all generated from direct sales platform and nationwide distribution networks in the PRC. The revenues by each group of similar products are as follows:

	For the years ended December 31,
Product	2009	2010	2011
Cell phones	$61,276,510	$125,074,305	$165,957,852
Electronic learning device and dictionary	105,223,419	69,534,653	62,539,448
Collectible products	9,515,504	18,039,843	33,193,655
Cosmetics products	45,149,282	26,233,187	24,857,370
Consumer electronics	9,666,139	14,034,617	24,248,963
Health products	29,825,076	12,949,887	13,347,757
Fitness and wellness products	347,194	402,523	12,064,447
Autocare products	7,053,383	9,753,122	1,188,928
Other products	19,725,036	17,504,140	25,600,238

Total gross revenues	$287,781,543	$293,526,277	$362,998,658
Less: sales taxes	(195,923)	(285,092)	(940,745)

Total revenues, net	$287,585,620	$293,241,185	$362,057,913

The gross profit by segments is as follows:

	For the years ended December 31,
	2009	2010	2011
Direct sales	$92,826,982	$88,830,925	$131,164,842
Distribution sales	44,130,740	22,687,761	24,949,263

Total	$136,957,722	$111,518,686	$156,114,105

Geographic information

The Group operates in the PRC and all of the Group’s long-lived assets are located in the PRC.

In 2009, 2010 and 2011, no customer accounted for 10% or more of the Group’s net revenues.

23. Related party transactions

Transactions with employees

The Group’s customers include distributors who are owned by certain employees of the Group. Details of the transactions for the years ended December 31, 2009, 2010 and 2011 were as follows:

	For the years ended December 31,
	2009	2010	2011
Sales	$16,202,838	$10,638,174	$11,969,028
Accounts receivable	1,011,897	142,238	928,078

These sales represented 5.6%, 3.6% and 3.3% of the total gross revenues in 2009, 2010 and 2011, respectively.

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In US dollars, except share data, unless otherwise stated)

24. Restricted net assets

Relevant PRC laws and regulations permit payments of dividends by the Group’s PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. As a result of these PRC laws and regulations, the Group’s PRC subsidiaries are restricted in their abilities to transfer a portion of their net assets either in the form of dividends, loans or advances, which restricted portion amounted to $43,697,922 as of December 31, 2011. This amount is made up of the registered equity of the Group’s PRC subsidiaries and the statutory reserves disclosed in Note 20. In addition, as a result of the Group’s restructuring effective January 1, 2005, retained earnings of $20,336,734 related to the pre-restructuring companies was unavailable for distribution as a normal dividend to Acorn International in accordance with relevant PRC laws and regulations.

ADDITIONAL INFORMATION — FINANCIAL STATEMENT SCHEDULE I

ACORN INTERNATIONAL, INC.

These financial statements have been prepared in conformity with accounting principles generally accepted in the United States.

FINANCIAL INFORMATION OF PARENT COMPANY

BALANCE SHEETS

(In US dollars, except share data)

	December 31,
	2010	2011
Assets
Current assets:
Cash and cash equivalents	$3,215,618	$4,116,849
Other current assets	68,443	98,845
Amounts due from subsidiaries	2,522,609	9,469,035

Total current assets	5,806,670	13,684,729
Investments in subsidiaries	148,162,084	161,586,393
Investments in an affiliate	743,153	—
Long-term investments	7,050,000	—

Total assets	$161,761,907	$175,271,122

Liabilities and equity
Current liabilities:
Other current liabilities	$703,640	$254,486
Dividend payable	15,177	467

Total current liabilities	718,817	254,953

Equity:
Ordinary shares ($0.01 par value; 100,000,000 shares authorized, 93,904,748 and 94,566,617 shares issued and 89,276,915 and 89,938,784 shares outstanding as of December 31, 2010 and 2011, respectively)	939,047	945,666
Additional paid-in capital	157,092,684	158,095,135
Retained earnings (deficits)	(8,004,801)	(2,881,542)
Accumulated other comprehensive income	22,480,106	30,320,856
Treasury stock, at cost (4,627,833 and 4,627,833 shares as of December 31, 2010 and 2011, respectively)	(11,463,946)	(11,463,946)

Total equity	161,043,090	175,016,169

Total liabilities and equity	$161,761,907	$175,271,122

FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF OPERATIONS

(In US dollars)

	For the years ended December 31,
	2009	2010	2011
Operating expenses:
Other selling and marketing expenses	$1,176,988	$1,267,745	$25,151
General and administrative expenses	3,647,183	1,134,131	1,062,981

Total operating expenses	4,824,171	2,401,876	1,088,132

Loss from operations	(4,824,171)	(2,401,876)	(1,088,132)
Equity in earnings (losses) of subsidiaries	17,051,897	(5,395,226)	6,818,439
Other income (expenses)	(344,462)	1,741,519	136,105

Income (loss) before income taxes	11,883,264	(6,055,583)	5,866,412
Income taxes	—	—	—

Equity in losses of affiliates	—	(353,598)	(743,153)

Net income (loss) attributable to Acorn International, Inc. shareholders	$11,883,264	$(6,409,181)	$5,123,259

FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF CHANGES IN EQUITY AND COMPREHENSIVE INCOME (LOSS)

(In US dollars, except share data)

	Ordinary shares		Additional Paid-in capital	Retained earnings (deficit)	Accumulated other comprehensive income	Treasury stock, at cost		Total equity
	Shares	Amount				Shares	Amount
Balance at January 1, 2009	93,543,506	$935,435	$204,292,050	$(10,282,848)	$15,113,507	(5,334,138)	$(15,676,206)	$194,381,938
Net income	—	—	—	11,883,264	—	—	—	11,883,264
Unrealized gains on available-for-sales securities	—	—	—	—	2,312,564	—	—	2,312,564
Foreign currency translation adjustments	—	—	—	—	136,490	—	—	136,490

Total comprehensive income								14,332,318

Exercise of stock options	1,242	12	2,050	—	—	—	—	2,062
Repurchase of ordinary shares	—	—	—	—	—	(1,917,798)	(2,288,136)	(2,288,136)
Issuance of repurchased shares in connection with the acquisition of Yiyang Yukang	—	—	—	(3,047,436)	—	2,564,103	6,351,796	3,304,360
Share-based compensation	—	—	1,845,885	—	—	—	—	1,845,885
Appropriated special dividend	—	—	(29,322,782)	—	—	—	—	(29,322,782)

Balance at December 31, 2009	93,544,748	$935,447	$176,817,203	$(1,447,020)	$17,562,561	(4,687,833)	$(11,612,546)	$182,255,645
Net loss	—	—	—	(6,409,181)	—	—	—	(6,409,181)
Unrealized losses on available-for-sales securities	—	—	—	—	(7,345)	—	—	(7,345)
Foreign currency translation adjustments	—	—	—	—	4,924,890	—	—	4,924,890

Total comprehensive loss								(1,491,636)

Exercise of stock options	360,000	3,600	594,000	—	—	—	—	597,600
Issuance of repurchased shares upon vesting of restricted share units	—	—	—	(148,600)	—	60,000	148,600	—
Share-based compensation	—	—	215,171	—	—	—	—	215,171
Appropriated special dividend	—	—	(20,533,690)	—	—	—	—	(20,533,690)

Balance at December 31, 2010	93,904,748	$939,047	$157,092,684	$(8,004,801)	$22,480,106	(4,627,833)	$(11,463,946)	$161,043,090
Net income	—	—	—	5,123,259	—	—	—	5,123,259
Unrealized losses on available-for-sales securities	—	—	—	—	21,965	—	—	21,965
Gains on disposition of available-for-sale securities	—	—	—	—	(499,019)	—	—	(499,019)
Foreign currency translation adjustments	—	—	—	—	8,317,804	—	—	8,317,804

Total comprehensive income								12,964,009

Exercise of stock options	556,581	5,566	873,831	—	—	—	—	879,397
Exercise of restricted share units	105,288	1,053	(1,053)	—	—	—	—	—
Share-based compensation	—	—	129,673	—	—	—	—	129,673

Balance at December 31, 2011	94,566,617	$945,666	$158,095,135	$(2,881,542)	$30,320,856	(4,627,833)	$(11,463,946)	$175,016,169

FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF CASH FLOWS

(In US dollars)

	For the years ended December 31,
	2009	2010	2011
Operating activities:
Net income (loss) attributable to Acorn International, Inc. shareholders	$11,883,264	$(6,409,181)	$5,123,259
Share-based compensation	1,845,885	215,171	129,673
Equity in (earnings) losses of subsidiaries	(17,051,897)	5,395,226	(6,818,439)
Equity in (earnings) losses of an affiliate	—	(684,944)	743,153
Loss (Gain) on change in fair value of derivative asset	1,335,630	(170,690)	255,453
Gain on sales of long-term investment	—	—	(449,453)
Accrued interests on available-for-sale securities	(735,455)	(382,930)	(212,000)
Changes in operating assets and liabilities:
Other current assets	53,498	49,769	(30,402)
Amounts due from subsidiaries	(1,044,553)	7,440,735	(6,946,426)
Other current liabilities	555,823	(732,653)	(449,154)

Net cash provided by (used in) operating activities	$(3,157,805)	$4,720,503	$(8,654,336)

Investing activities:
Redemption of available-for-sale securities by the issuer	10,000,000	—	—
Investments in subsidiaries	(7,905,649)	(449,657)	1,570,880
Sale of long-term investment	—	—	7,120,000
Amounts due from a subsidiary	1,200,000	—	—

Net cash provided by (used in) investing activities	$3,294,351	$(449,657)	$8,690,880

Financing activities:
Dividends paid	—	(49,841,295)	(14,710)
Proceeds from exercise of stock options	2,062	597,600	879,397
Repurchase of ordinary shares	(2,288,136)	—	—
Yiyang Yukang first earn-out payment	(6,700,000)	—	—

Net cash provided by (used in) financing activities	$(8,986,074)	$(49,243,695)	$864,687

Net increase (decrease) in cash and cash equivalents	$(8,849,528)	$(44,972,849)	$901,231
Cash and cash equivalents at the beginning of the year	57,037,995	48,188,467	3,215,618

Cash and cash equivalents at the end of the year	$48,188,467	$3,215,618	$4,116,849

FINANCIAL INFORMATION OF PARENT COMPANY

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010, AND 2011

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