Form 20-F
period 2012-12-31
Acorn International, Inc.
filed 2013-04-18
CIK 1365742

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 82,439,960

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☐  Yes    ☒  No

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

ACORN INTERNATIONAL, INC.

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report only, references to:

•	“ordinary shares” are to our ordinary shares, par value $0.01 per share;

•	“ADSs” are to our American depositary shares, each of which represents three ordinary shares;

•	“ADRs” are to American depositary receipts, which, if issued, evidence our ADSs;

•	“$”, “US$” and “U.S. dollars” are to the legal currency of the United States;

•	“China” and the “PRC” are to the People’s Republic of China, excluding Taiwan and the special administrative regions of Hong Kong and Macau;

•	“RMB” and “Renminbi” are to the legal currency of China; and

•	“we”, “us”, “our company” and “our” refer to Acorn International, Inc., its predecessor entities, subsidiaries and affiliated entities.

This annual report on Form 20-F includes our audited consolidated statements of operation data for the years ended December 31, 2010, 2011 and 2012, and audited consolidated balance sheet data as of December 31, 2011 and 2012.

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

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts are forward-looking statements based on our current expectations, assumptions, estimates and projections about us and our industry. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. In some cases, these forward-looking statements can be identified by words or phrases such as “aim”, “anticipate”, “believe”, “continue”, “estimate”, “expect”, “intend”, “is/are likely to”, “may”, “plan”, “potential”, “will” or other similar expressions. The forward-looking statements included in this annual report relate to, among others:

•	our goals and strategies;

•	expected trends in our direct sales platform and our distribution network, and in our margins and certain cost or expense items as a percentage of our net revenues;

•	our future business development, financial condition and results of operations;

•	our ability to introduce successful new products and attract new customers;

•	our ability to manage our featured product lines;

•	competition in the TV direct sales market and retail market in China for our consumer products;

•	our ability to effectively control our cost of sales and efficiently access media channels and manage our media time; and

•	PRC governmental policies and regulations relating to our businesses.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The following selected consolidated statements of operations data for the three years ended December 31, 2010, 2011 and 2012, and the selected consolidated balance sheet data as of December 31, 2011 and 2012, have been derived from our audited consolidated financial statements for the years ended December 31, 2010, 2011 and 2012, and are included elsewhere in this annual report. Our selected consolidated statements of operations data for the years ended December 31, 2008 and 2009, and our consolidated balance sheet data as of December 31, 2008, 2009 and 2010, have been derived from our audited consolidated financial statements that are not included in this annual report. The selected consolidated financial data should be read in conjunction with those consolidated financial statements and related notes and Item 5, “Operating and Financial Review and Prospects” in this annual report. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP.

	For the years ended December 31,
	2008	2009	2010	2011	2012
	(in thousands, except share and per share data)
Condensed Consolidated Statements of Operations Data
Revenues:
Direct sales, net	$166,947	$160,358	$195,821	$291,525	$193,615
Distribution sales, net	67,190	127,228	97,420	70,533	48,959

Total revenues, net	234,137	287,586	293,241	362,058	242,574

Cost of revenues:
Direct sales	83,301	67,531	106,990	160,360	96,472
Distribution sales	37,326	83,097	74,732	45,584	35,475

Total cost of revenues	120,627	150,628	181,722	205,944	131,947

Gross profit	113,510	136,958	111,519	156,114	110,627

Operating (expenses) income:
Advertising expenses	(73,381)	(61,048)	(58,470)	(68,563)	(58,338)
Other selling and marketing expenses(1)	(38,317)	(42,956)	(43,377)	(59,854)	(50,346)
General and administrative expenses(1)	(28,926)	(31,196)	(25,434)	(31,681)	(27,071)
Impairment of goodwill and intangible assets	(8,668)	(15,248)	—	—	—
Other operating income, net	5,039	6,004	2,977	5,084	3,277

Total operating (expenses) income	(144,253)	(144,444)	(124,304)	(155,014)	(132,478)

Income (loss) from operations	(30,743)	(7,486)	(12,785)	1,100	(21,851)
Other (expenses) income	(626)	2,068	4,826	7,822	5,755
Income tax (expense) benefit	(5)	2,539	1,539	(3,111)	(1,822)
Equity in losses of affiliates	(41)	(417)	(797)	(772)	—

Income (loss) from continuing operations	(31,415)	(3,296)	(7,217)	5,039	(17,918)
Income from discontinued operations, net of taxes	8,274	15,363	—	—	—
Income from extraordinary items, net of tax	—	—	827	—	—

Net income (loss)(2)(3)	(23,141)	12,067	(6,390)	5,039	(17,918)
Net income (loss) attributable to non-controlling interests	(3,629)	(184)	(19)	84	(8)

Net income (loss) attributable to Acorn International, Inc	(26,770)	11,883	(6,409)	5,123	(17,926)

Net income (loss) attributable to holders of ordinary shares	$(26,770)	$11,883	$(6,409)	$5,123	$(17,926)

Income (loss) per ordinary share:
Basic	$(0.31)	$0.13	$(0.07)	$0.06	$(0.20)

Diluted	$(0.31)	$0.13	$(0.07)	$0.06	$(0.20)

Weighted average number of shares used in calculating income (loss) per ordinary share
Basic	86,856,467	88,174,675	88,923,162	89,629,395	89,965,979

Diluted	86,856,467	88,174,675	88,923,162	89,796,835	89,965,979

	As of December 31,
	2008	2009	2010	2011	2012
	(in thousands)
Condensed Consolidated Balance Sheet Data
Cash and cash equivalents	$147,649	$142,953	$91,667	$111,180	$90,975
Prepaid advertising expenses	16,757	9,968	8,433	11,655	8,563
Total assets	304,185	273,383	214,632	245,676	207,397
Deferred revenue	12,798	—	—	—	904
Total liabilities	74,860	68,357	30,812	48,781	27,595
Total liabilities and equity	$304,185	$273,383	$214,632	$245,676	$207,397

	For the years ended December 31,
	2010	2011	2012
	(in thousands, except percentages)
Selected Operating Data
Number of inbound calls generated through direct sales platforms	6,487	6,107	4,377
Conversion rate for inbound calls to product purchase orders	25.4%	31.4%	36.2%
Total TV direct sales program minutes	290	186	188

(1)	Includes share-based compensation of:

	For the years ended December 31,
	2008	2009	2010	2011	2012
	(in thousands)
Other selling and marketing expenses	$(292)	$(94)	$—	$—	$—
General and administrative expenses	$(4,176)	$(1,751)	$(215)	$(130)	$(424)

(2)	Includes:

	For the years ended December 31,
	2008	2009	2010	2011	2012
	(in thousands)
Share-based compensation	$(4,468)	$(1,846)	$(215)	$(130)	$(424)
Goodwill and intangible assets impairment losses	(8,668)	(15,248)	—	—	—
(Loss) Gain on change in fair value of derivative assets	(3,275)	(1,306)	199	306	—

(3)

Net income for the periods presented reflect effective tax rates, which may not be representative of our long- term expected effective tax rates in light of the tax holidays and exemptions enjoyed by certain of our PRC subsidiaries and our consolidated affiliated entities. See Item 5.A, “Operating and Financial Review and Prospects—Operating Results—Taxation”.

Exchange Rate Information

We have published our financial statements in U.S. dollars. Our business is primarily conducted in China and denominated in Renminbi. Periodic reports will be made to shareholders and will be expressed in U.S. dollars using the then current exchange rates. The conversion of Renminbi into U.S. dollars in this annual report is based on the official base exchange rate published by the People’s Bank of China. Monetary assets and liabilities denominated in Renminbi are translated into U.S. dollars at the rates of exchange as of the balance sheet date; equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the year as published by the People’s Bank of China. Unless otherwise noted, all translations from Renminbi to U.S. dollars in this annual report were made at $1.00 to RMB6.2855, which was the prevailing rate on December 31, 2012. The prevailing rate on April 15, 2013 was $1.00 to RMB6.2454. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

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

Period	Noon Buying Rate
	Period-End	Average(1)	Low	High
2008	6.8225	6.9193	6.7800	7.2946
2009	6.8282	6.8314	6.8201	6.8399
2010	6.6227	6.7668	6.6227	6.8284
2011	6.3009	6.4445	6.3009	6.6349
2012	6.2855	6.3124	6.2670	6.3495
October	6.3002	6.3144	6.2992	6.3449
November	6.2892	6.2953	6.2852	6.3082
December	6.2855	6.2900	6.2855	6.2949
2013
January	6.2795	6.2787	6.2691	6.2897
February	6.2779	6.2842	6.2779	6.2898
March	6.2689	6.2743	6.2689	6.2822
April (through April 15, 2013)	6.2454	6.2583	6.2674	6.2454

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

Our business model continues to evolve in conjunction with the evolution of China’s direct sales industry (including the TV home shopping industry) and market conditions. The direct sales industry in China is still in the early stage of development and the competitive landscape and range of products being offered continue to evolve rapidly. Our business model has varied throughout our operating history in response to changes in the direct sales industry. In addition to our core TV direct sales platform, we currently focus on Internet and outbound calls, which we expect to be of higher growth potential and growing importance to our business in the future. The evolution of our business model makes it difficult for you to evaluate our business and future prospects.

Our longer term goal is to become the leading media and branding company in China and to capitalize on our integrated multi-media platform with an aim to become partners of choice for both well-established and promising new businesses to market and distribute their products in China. To achieve this goal, our management has adopted a new performance review system since 2010 which focuses on the optimization of our media return. In addition, while maintaining our distribution network, we expect to focus more on our TV and other direct sales platform starting from 2011. However, there can be no assurance that we will be able to effectively implement our business strategies and the new performance review system, which could materially adversely affect our result of operations and prospects.

Our operating results fluctuate from period to period, making them difficult to predict. Our operating results for a particular period could fall below our expectations or the expectations of investors or any market analyst that may issue reports or analyses regarding our ADSs, resulting in a decrease in the price of our ADSs.

Our operating results are highly dependent upon, and will fluctuate based on, the following product-related factors:

•	the mix of TV direct sales programs dedicated to our proprietary and third party products;

•	the mix of products selected by us for marketing through our TV direct sales programs, our other direct sales channels and our nationwide distribution network and their average selling prices;

•	negative publicity about our products;

•	new product introductions by us or our competitors and our ability to identify new products;

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

Our five best-selling featured product lines accounted for 86.1%, 85.5% and 82.1% of our gross revenues in 2010, 2011 and 2012, respectively. In 2012, sales of our mobile phone product line, which was our best-selling product in 2012, accounted for 26.6% of our gross revenues in 2012 as compared to 45.7% in 2011. In addition, our cosmetic product line, which has consistently been one of our five best-selling products since 2008, has experienced a large decline due to the slower-than-expected sales of Aoya products and accounted for 2.9% of our gross revenues in 2012 as compared to 6.8% in 2011. Our featured products may fail to maintain or achieve sufficient consumer market popularity and sales may decline due to, among other factors, the introduction of competing products, entry of new competitors, customer dissatisfaction with the value or quality offered by our products, negative publicity or market saturation. Consequently, our future sales success depends on our ability to successfully identify, develop, introduce and distribute in a timely and cost- effective manner new and upgraded products.

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

Our business is dependent on having access to media time to televise our TV direct sales programs. A significant portion of our direct sales, which accounted for 66.8%, 80.5% and 79.8% of our total net revenues in 2010, 2011 and 2012, respectively, are generated through our TV direct sales platform. Under PRC regulations, airtime used to broadcast retail sales programs is generally considered advertising time. PRC regulations restrict the overall daily TV advertising time and the amount of TV advertising time during certain time periods. New regulations and rules that imposed tighter restrictions on TV advertising were issued in 2009. The Circular on Strengthening the Administration of TV Direct Sales Advertising and Home Shopping Programs issued by the State Administration of Radio, Film and Television, or SARFT, on September 10, 2009 requires that TV direct sales advertising programs not be broadcast on some specialized TV channels, including news channels, international channels, and TV home shopping channels and not be broadcast on satellite TV channels during the period from 6:00pm to 12:00am every day. The Administrative Measures on Advertising on Television or Radio issued by the SARFT on September 8, 2009 and effective as of January 1, 2010 which was amended on November 15, 2011 further requires that the total airtime allocated to commercial advertising on each TV channel not exceed 12 minutes per hour and not exceed 18 minutes in total during the period from 7:00pm to 9:00pm; no commercial advertising shall be inserted in whatever form during broadcasting of an episode (calculated as 45 minutes) of a television drama. Violation of these time restrictions may result in a warning, an order to correct the violation, a fine of up to RMB20,000, the suspension of broadcasting relevant to advertising, the suspension of the operation of the TV channel where the relevant advertising is broadcast, or even the withdrawal of the TV station’s operating license.

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

The purchase of TV advertising time is our largest operating expenditure. Any significant increase in the cost of media time, in particular in the event that the increase in media cost outpaces our revenue growth, could negatively impact our overall profitability. Our TV advertising time purchase contracts typically require us to make advance payment before broadcasting our TV direct sales programs. As of December 31, 2012, we had signed contracts to purchase $43.3 million of TV advertising time for direct sales programs for 2013. Accordingly, if we fail to manage our media time efficiently or effectively, and our TV advertising efforts fail to generate sufficient return or profit potential, our results of operations and business performance may be materially and adversely affected. In addition, we may be unable to use all of our purchased time due to factors out of our control, such as preemption of our time by special programming events and programming overruns by relevant TV stations. For example, in 2008, approximately 10.1% of our purchased TV advertising time was preempted by these TV stations due to special events such as the Beijing Olympic Games in August 2008, which significantly affected our sales performance in the third quarter.

We rely on our nationwide distribution network for a substantial portion of our revenues. Failure to maintain good distributor relations could materially disrupt our distribution business and harm our net revenues.

Our distribution sales account for a substantial portion of our net revenues. In 2010, 2011 and 2012, 33.2%, 19.5% and 20.2%, respectively, of our net revenues were generated through our distributors across China. Our largest distributor accounted for approximately 1.4%, 1.2% and 1.1% of our gross revenues in 2010, 2011 and 2012, respectively. We do not maintain long-term contracts with our distributors. Maintaining relationships with existing distributors and replacing any distributor may be difficult or time consuming. Our failure to maintain good relationships with our distributors could materially disrupt our distribution business and harm our net revenues.

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

Several of our distributors marketed and sold some of our and our competitors’ products through their own TV direct sales platforms and call centers. Of those distributors, one was among our five best-performing distributors in 2009, 2010 and 2011, with aggregate revenue contribution of approximately 2.0%, 2.3% and 0.8% of our gross revenues in 2009, 2010 and 2011, respectively. Each of these distributors was a party to our standard distribution arrangement and each operated its own TV direct sales platform prior to becoming our distributor. These distributors continue to operate their own TV direct sales platforms. These distributors’ TV direct sales efforts may compete with and negatively affect our own TV direct sales in their respective territories. We ceased our cooperation with these distributors in April 2012. However, there can be no assurance that none of our distributors will compete with us in their respective territories in the future. In the event that any of our distributors competes with us, our sales and financial results may be adversely affected.

We may not be able to achieve revenue growth or return to profitability.

Historically we recorded rapid revenue growth and were generally profitable. However, in 2012 our revenues declined by $119.5 million, or approximately 33%, primarily due to rapidly declining mobile phone revenues, and we experienced a $17.9 million net loss compared to $5.0 million in net income in 2011. We may not be able to grow our revenues or return to profitability in future periods. Various factors, such as economic conditions, regulatory considerations and competition, and our ability to successfully introduce new products with acceptable sales levels and margins may impede future revenue growth and profitability. If our revenues decline, we may be unable to timely reduce our expense levels, in turn, harming our profitability or resulting in increased losses. To the extent we incur losses, we will be required to fund those losses from our cash balances.

We may not realize the anticipated benefits of our potential future joint ventures, acquisitions or investments or be able to integrate any acquired employees, businesses, products, which in turn may negatively affect their performance and respective contributions to our results of operations.

From time to time, we conduct acquisitions, make investments or enter into joint ventures with other entities as a means of developing new products, acquiring managerial expertise or further expand our complementary distribution network infrastructure. In addition to the two joint ventures and other minority investments that we currently maintain, we may continue to enter into similar joint ventures or make other acquisitions or investments when proper opportunities occur. Risks related to our existing and future joint ventures, acquisitions and investments include, as applicable:

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

Our future success significantly depends upon the continuing service of our senior management team, including Robert W. Roche, our co-founder and chairman of the board of directors, Don Dongjie Yang, our co-founder, chief executive officer and director, and Peng Lu, our president. If one or more members of our senior management team or other key employees are unable or unwilling to continue in their present position, we may not be able to replace them easily or at all, our business could be severely disrupted, and our financial condition and results of operations could be materially and adversely affected. We do not maintain key-man life insurance for any of our senior management.

To maintain our competitive position and expand our operations, we must attract, train and retain skilled and experienced employees in numerous areas, including product development, media procurement and call center operations. The turnover rate for our call center employees located in our three call centers was approximately 49% in 2010 and 46% in 2011 and 110% in 2012, reflecting both voluntary terminations and termination of employees failing to meet our performance standards. Any inability to attract and retain a significant number of skilled and experienced employees in our call centers or other critical areas could seriously disrupt our business and operations and negatively affect our financial performance.

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

We rely on EMS, the largest national express mail service operated by the China Post Office, and local delivery companies to deliver products sold through our direct sales platforms. EMS and local delivery companies made deliveries of products representing 32.5% and 49.5% of our sales in 2010, respectively, 37.3% and 45.2% of our sales in 2011, respectively, and 26.7% and 53.3% of our sales in 2012, respectively. Although we have started offering credit card payment options for selected card holders, substantially all of the products that we sell through our direct sales platforms are delivered and paid for by customers on a cash on delivery, or COD, basis. We rely on EMS and local delivery companies to remit customer payment collections to us. Of the total attempted product deliveries by EMS and local delivery companies on a COD basis, approximately 68%, 70% and 72% were successful in 2010, 2011 and 2012, respectively. Reasons for delivery failure primarily include customer refusal to accept a product upon delivery or failure to successfully locate the delivery address. Although we continue to explore alternative payment methods and expand our credit card payment options, we expect to continue to be dependent on COD customer payments for the foreseeable future.

EMS typically requires an average of 24 days to remit to us the COD payments received from our customers. Of our total accounts receivable balance as of December 31, 2010, 2011 and 2012, $0.2 million or 1.6%, $1.8 million or 10.7% and $3.6 million or 25.3%, respectively, were due from EMS. In addition, from time to time, we have been required to write off certain EMS accounts receivable due to a difference between EMS’s collections according to our records and cash amounts actually received by EMS according to their records. The total amount of EMS-related accounts receivable written off in 2010, 2011 and 2012 was approximately $0.3 million, $0.1 million, and $0.9 million respectively. We may be required to write off similar or higher amounts in the future. We do not maintain a long-term contract with EMS or local delivery companies. Failure or inability to renew our contract with EMS or local delivery companies could disrupt our business and operations and negatively affect our financial performance.

In addition, one local delivery company that we used for delivery of our products became insolvent in 2011. Although we are trying to recover the outstanding account receivables due from such local delivery company, our management considered that the possibility to fully collect such account receivables is remote and made a $2.5 million bad debt provision in connection with the receivables from such local delivery company. We also recorded similar bad debt provision of $0.5 million in 2012. If any similar event occurs in the future, our business and results of operations could be materially and adversely affected.

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

Competition from current or future competitors could cause our products to lose market acceptance or require us to significantly reduce our prices or increase our promotional activities to maintain and attract customers. Many of our current or future competitors may have longer operating histories, better brand recognition and consumer trust, strong media management capabilities, better media and supplier relationships, a larger technical staff and sales force and/or greater financial, technical or marketing resources than we do. Because of our integrated vertical business model, we face competition from the following companies operating in our value chain:

•	other TV direct sales companies operating in China with generally similar business models to ours, including Moneng TV, and Jiayuan Shopping;

•

TV home shopping companies that operate across China or in large parts of China, such as CCTV Home Shopping and Hunan TV Happigo, and companies that operate on multiple channels in multiple provinces, such as Oriental CJ Home Shopping and U-you Home Shopping;

•

numerous domestic and international sellers of consumer branded products that sell their products in China and which compete with our products, such as our Ozing electronic learning products which compete with electronic learning products from BBK, Noah, Readboy, and other brands, and our mobile phone products which compete with similar products sold by local and international mobile phone manufacturers; and

•

traditional retailers and distributors, as well as direct marketers such as Avon and Amway, operating in China which currently or in the future may offer competing products, including products under their own brand, or may otherwise offer or seek to offer small and medium manufacturers and suppliers distribution capabilities throughout China.

Particularly, we are facing more intense competition from TV home shopping companies, whose number has increased significantly during the past years in China. Many of these companies are supported by, or affiliated with, TV or radio stations and therefore may have access to cheaper TV airtime than us.

In addition, large multi-national infomercial TV shopping companies may enter the China market directly or indirectly. Entry by these players becomes more likely if existing PRC restrictions on content, number of advertising hours per day and foreign ownership of TV stations are relaxed.

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

In 2010, 2011 and 2012, approximately 66.8%, 80.5% and 79.8% of our total net revenues, respectively, were generated through our direct sales platforms with orders processed by our call centers. Our call centers rely heavily on our telephone and management information systems, or MIS, to receive customer calls at our call centers, process customer purchases, arrange product delivery and assess the effectiveness of advertising placements and consumer acceptance of our products, among other things. As our business evolves and our MIS requirements change, we may need to modify, upgrade and replace our systems. We work closely with third-party vendors to provide telephone tailored to our specific needs. We are and will continue to be substantially reliant on these third-party vendors for the provision of maintenance, modifications, upgrades and replacements to our systems. If these third-party vendors can no longer provide these services, it may be difficult, time consuming and costly to replace them. Any such modification, upgrading or replacement of our systems may be costly and could create disturbances or interruptions to our operations. Similarly, undetected errors or inadequacies in our telephone and MIS may be difficult or expensive to timely correct and could result in substantial service interruptions.

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

We collect and store personally identifiable information of our customers in our database through which we sell and market our products. We may not be able to prevent third parties, such as hackers or criminal organizations, from stealing information provided by our customers to us. In addition, significant capital and other resources may be required to protect against security breaches or to alleviate problems caused by such breaches. The methods used by hackers and others engaged in online criminal activities are increasingly sophisticated and constantly evolving. Even if we are successful in adapting to and preventing new security breaches, any perception by the public that the privacy of customer information are becoming increasingly unsafe or vulnerable to attack could inhibit the growth of online business generally, which in turn may reduce our customers’ confidence and materially and adversely affect our business and prospects. Moreover, we are required to comply with laws and regulations in connection with protection of electronic personal information of our customers in China and we may be obligated to comply with the privacy and data security laws of foreign countries where our customers reside. Our exposure to the PRC and foreign countries’ privacy and data security laws impacts our ability to collect and use personal data, increases our legal compliance costs and may expose us to liability. As such laws proliferate, there may be uncertainty regarding their application or interpretation, which consequently increases our exposure to potential compliance costs and liability. Even if a claim of noncompliance against us does not ultimately result in liability, investigating or responding to a claim may present significant costs and demands on our management.

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

We rely on a combination of patent, copyright, trademark and unfair competition laws, as well as nondisclosure agreements and other methods to protect our intellectual property rights. In particular, we rely on the trademark law in China to protect our product brands. We currently maintain approximately 300 trademark registrations in China. The legal regime in China for the protection of intellectual property rights is still at a relatively early stage of development. Despite many laws and regulations promulgated and other efforts made by China over the years to enhance its regulation and protection of intellectual property rights, private parties may not enjoy intellectual property rights in China to the same extent as they would in many western countries, including the United States, and enforcement of such laws and regulations in China has not achieved the levels reached in those countries. Although the PRC State Council approved the State Outlines on the Protection of Intellectual Property on April 9, 2008 in an effort to protect intellectual property, the steps we have taken may still be inadequate to prevent the misappropriation of our intellectual property. Separately, we are in the process of applying for registration or transfer of approximately 110 trademarks in China.

We may be unable to enforce our proprietary rights in connection with these trademarks before such registrations or transfers are approved by the relevant authorities and it is possible that such registrations or transfers may not be approved at all. In addition, manufacturers or suppliers in China may imitate our products, copy our various brands and infringe our intellectual property rights. We have recently discovered unauthorized products in the marketplace that are counterfeit reproductions of our products sold by the retailers within our nationwide distribution network and by third parties in retail stores and on websites. The counterfeit products that we found include our Babaka posture correction products, our Yierjian fitness products, and our cosmetic products.

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

We have in the past been, currently are, and in the future may again be, the subject of claims for infringement, invalidity, or indemnification relating to other parties’ proprietary rights. The defense of intellectual property suits, including patent infringement suits, and related legal and administrative proceedings can be costly and time consuming and may significantly divert the efforts and resources of our technical and management personnel. Furthermore, an adverse determination in any such litigation or proceedings to which we may become a party could cause us to pay damages, seek licenses from third parties, pay ongoing royalties, redesign our products or become subject to injunctions, each of which could prevent us from pursuing some or all of our business and result in our customers or potential customers deferring or limiting their purchase or use of our products, which could materially and adversely affect our financial condition and results of operations.

We may from time to time become a party to legal proceedings which, if adversely decided, could materially adversely affect us.

We may from time to time become a party to legal proceedings, defense of which may increase our expenses and divert management attention and resources. For example, in July 2011, Shanghai HJX Digital

Technology Co., Ltd., or Shanghai HJX, filed a suit in the People’s Court of Guangzhou Baiyun District against Guangzhou Yangyikang Electric Device Co., Ltd., or Yangyikang, claiming that Yangyikang breached the research and development contract between Yangyikang and Shanghai HJX by not performing its research and development obligations under the contract and asserted that Yangyikang should return the RMB2.0 million (approximately $317,415) R&D fees. On September 30, 2011, Shanghai HJX received the verdict from the People’s Court of Guangzhou Baiyun District on the jurisdiction of the suit. Shanghai HJX was ordered to file the suit in the Guangzhou Intermediate People’s Court. On January 29, 2012, Shanghai HJX filed a suit to the Guangzhou Intermediate People’s Court in accordance with the verdict. A court decision was delivered on March 19, 2013, supporting most of the claims brought up by Shanghai HJX. The court ruled that Yangyikang should return the RMB2.0 million (approximately $317,415) R&D fees and make payment of interest to Shanghai HJX. Any adverse outcome in any similar proceedings that we are a party could have a material adverse effect on our business, results of operations and financial condition.

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

The manufacture and sale of our products, in particular, our oxygen generating and neck massager product lines in our health product category, and our sale of other parties’ products could each expose us to product liability claims for personal injuries. Also, if these products are deemed by the PRC authorities to fail to conform to product quality and personal safety requirements in China, we could be subject to PRC regulatory action. Violation of PRC product quality and safety requirements by our or others’ products sold by us may subject us to confiscation of the products, the imposition of penalties or an order to cease sales of the violating products or to cease operations pending rectification. If the offense is determined to be serious, our business license could be suspended and criminal liabilities could be imposed. We currently do not carry any product liability insurance coverage. Any product liability claim or governmental regulatory action could be costly and time-consuming to defend. If successful, product liability claims may require us to pay substantial damages. Also, a material design, manufacturing or quality failure in our and other parties’ products sold by us, other safety issues or heightened regulatory scrutiny could each warrant a product recall by us and result in increased product liability claims. Furthermore, customers may not use the products sold by us in accordance with our product usage instructions, possibly resulting in customer injury. All of these events could materially harm our brand and reputation and marketability of our products, divert our management’s attention and result in lower net revenues and increased costs.

Any disruption of our or our manufacturing service providers’ manufacturing operations could negatively affect the availability of our products and our net revenues derived therefrom.

We manufactured almost 21.4% of the products we sell in terms of revenues in 2012, with the balance provided by third-party suppliers and manufacturers in China. We purchase the materials we need to manufacture our products, including our electronic learning product line, from outside suppliers in China. We typically purchase all production materials, including critical components such as flash memory, chipsets and LCD display screens for our electronic learning products, on a purchase order basis and do not have long-term contracts with our suppliers.

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

Currently, products manufactured and supplied by third parties for us include our mobile phones, cosmetics, fitness products, collectibles and other products. Some of our products are supplied by third-party manufacturers based on designs or technical requirements provided by us. These manufacturers may fail to produce products that conform to our requirements. In addition, for products manufactured or supplied by third-party manufacturers, we indirectly face many of the risks described above and other risks. For example, our third-party manufacturers may not continue to supply products to us of the quality and/or in the quantities we require. It may also be difficult or expensive for us to replace a third-party manufacturer.

Our leases of land and manufacturing and warehouse facilities in Beijing may not be in full compliance with PRC laws and regulations and we may be required to relocate our facilities, which may disrupt our manufacturing operations and result in decreased net revenues.

Our Beijing manufacturing facility and a warehouse are built on a plot of land we leased from Beijing Tongzhou District Lucheng Town Chadao Village for a term of 30 years. The Beijing land is collectively owned land and is not technically permitted to be leased to others for non-agricultural purposes such as commercial enterprises like ours under relevant PRC laws. The PRC land authority also has the power to order the lessor to terminate the lease with us, to confiscate any illegal gains or order the payment of fines. If our lease is terminated, we would be required to relocate our facilities. Although we believe that the relocation cost, if any, would not be significant, such relocation could disrupt our manufacturing operations and result in lower net revenues.

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

If we are unable to maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud.

We are subject to provisions of the Sarbanes-Oxley Act of 2002. Section 404(a) of the Sarbanes-Oxley Act requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual reports on Form 20-F. In 2011, our management identified several material weaknesses in our internal controls over financial reporting. While our management concluded that these material weaknesses were remediated in 2012, and that our internal control over financial reporting was effective as of December 31, 2012, there is no assurance that our management will conclude that our internal controls are effective in future periods. If we are unable to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud, which could result in a loss of investor confidence in the reliability of our reporting processes and could materially and adversely affect the trading price of our ADSs.

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

In 2010, 2011 and 2012, we derived 34.8%, 36.2% and 41.9%, respectively, of our total net revenues from our TV direct sales platforms. We expect that in the future a substantial portion of our future revenues and profits will continue to be dependent upon the receptivity of Chinese TV viewers to infomercials such as our TV direct sales programs and the products showcased therein. Many Chinese TV viewers are not accustomed to purchasing products directly from TV. As a result, TV viewers in China may be both more likely to mistrust infomercials as a commercial medium and less likely to purchase products from TV direct marketers such as us. If we are unable in the future to increase receptivity for our TV direct sales programs and the products showcased therein, our ability to generate revenue and sustain profitability could be materially and adversely affected.

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

Direct investment by foreign investors in the advertising industry in China is subject to the Administrative Regulation on Foreign-Invested Advertising Enterprises jointly promulgated by MOFCOM and SAIC on March 2, 2004 and further revised on October 1, 2008. Under this advertising regulation, foreign investors are required to have had at least three years of experience in directly operating an advertising business outside of China before they may receive approval to own 100% of an advertising business in China. Foreign investors that do not have three years of experience are permitted to invest in advertising businesses, provided that such foreign investors have at least two years of direct operations in the advertising business outside of China and that such foreign investors may not own 100% of advertising businesses in China. Furthermore, all foreign invested advertising companies must obtain approval from SAIC or MOFCOM or their local counterparts.

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

If the PRC government takes the view that the agreements that establish the structure for operating our TV and other direct sales business in China does not comply with PRC governmental restrictions on foreign investment in these areas, we could be subject to severe penalties

Our direct sales business is regulated by MOFCOM and SAIC. Foreign investment in direct sales business is highly restricted and must be approved by MOFCOM. To address these restrictions, two affiliated Chinese entities, Shanghai Acorn Network Technology Development Co., Ltd., or Shanghai Network, and Beijing Acorn Trade Co., Ltd., or Beijing Acorn, hold the licenses required to operate our direct sales business. Until we obtain MOFCOM’s approval to operate our direct sales business, we must continue to rely on these affiliated entities to sell our products to the customers. Our two affiliated Chinese entities are currently owned by two PRC citizens, Don Dongjie Yang, our co-founder, chief executive officer and director, and Weiguo Ge, one of the assistant general managers of our finance department. Mr. Yang and Mr. Ge collectively hold 12.93% of the outstanding shares of our Company as of the date of this Form 20-F. We have entered into contractual arrangements with these affiliated entities pursuant to which our wholly owned subsidiary, Acorn Information Technology (Shanghai) Co., Ltd., or Acorn Information, provides technical support and operation and management services to these affiliated entities. In addition, we have entered into agreements with these affiliated entities and Don Yang and Weiguo Ge as their shareholders, providing us substantial ability to control each of these affiliated entities. For detailed descriptions of these contractual arrangements, see Item 4.C, “Information on the Company—Organizational Structure”.

As advised by our PRC legal counsel, Commerce & Finance, the ownership structures of Acorn Information, Shanghai Network and Beijing Acorn are in compliance with existing PRC laws and regulations and our contractual arrangements among Acorn Information, Shanghai Network and Beijing Acorn and their shareholders are valid, binding and enforceable. However, there are uncertainties regarding the interpretation and application of current and future PRC laws and regulations. If we, Acorn Information, or any of our affiliated entities are found to be in violation of any existing or future PRC laws or regulations or fail to obtain or maintain any of the required licenses, permits or approvals, the relevant PRC regulatory authorities would have broad discretion in dealing with these violations, including, among others:

•	revoking the business and operating licenses of Acorn Information and our affiliated entities;

•	discontinuing or restricting the operations of Acorn Information and our affiliated entities;

•	limiting our business expansion in China by way of entering into contractual arrangements;

•	imposing conditions or requirements with which we, Acorn Information or our affiliated entities may be unable to comply;

•	requiring us or Acorn Information or our affiliated entities to restructure the relevant ownership structure or operations; or

•	restricting or prohibiting our use of the proceeds of the additional public offering to finance our business and operations in China.

Our ability to conduct our business may be negatively affected if the PRC government were to carry out any of the aforementioned actions.

The contractual arrangements with our two affiliated Chinese entities and their shareholders, Don Dongjie Yang and Weiguo Ge, which relate to critical aspects of our operations, may not be as effective in providing operational control as direct ownership. In addition, these arrangements may be difficult and costly to enforce under PRC law.

We rely on contractual arrangements with our two affiliated entities in China, collectively owned 100% by Don Dongjie Yang, our co-founder, chief executive officer and director, and Mr. Weiguo Ge, one of the assistant general managers of our finance department, to operate our business. For a description of these contractual arrangements, see Item 4.C, “Information on the Company—Organizational Structure”. These contractual arrangements may not be as effective as direct ownership in providing us control over our affiliated entities. Direct ownership would allow us, for example, to directly exercise our rights as a shareholder to effect changes in the board of each affiliated entity, which, in turn, could effect changes, subject to any applicable fiduciary obligations, at the management level. Furthermore, the interests of Don Dongjie Yang or Weiguo Ge as the shareholders of two affiliated entities may sometimes differ from our interests as a whole. We cannot assure you that when conflicts of interest arise, Don Dongjie Yang and Weiguo Ge will act in the best interests of ours or that conflicts of interests will be resolved in our favor. We currently do not have existing arrangements to address potential conflicts of interest Don Dongjie Yang or Weiguo Ge may encounter in their capacity as beneficial owners, director and officer of the two affiliated entities, on the one hand, and as our beneficial owners, director and officer, on the other hand. We believe Don Dongjie Yang or Weiguo Ge will not act contrary to any of the contractual arrangements and the Exclusive Purchase Agreement provides us with a mechanism to remove them as shareholders of the two affiliated entities should any of them act against us. However, under the current contractual arrangements, as a legal matter, if any affiliated entity or Don Dongjie Yang or Weiguo Ge fails to perform its or his respective obligations under these contractual arrangements, we may have to incur substantial costs and expend significant resources to enforce those arrangements, and rely on legal remedies under PRC law. These remedies may include seeking specific performance or injunctive relief, and claiming damages, any of which may not be effective. For example, if either Don Dongjie Yang or Weiguo Ge refuses to transfer his equity interest in any affiliated entity to us or our designee when we exercise the purchase option pursuant to these contractual arrangements, or if either Don Dongjie Yang or Weiguo Ge otherwise acts in bad faith toward us, we may have to take legal action to compel him to fulfill his contractual obligations. In addition, as each of our two affiliated entities is jointly owned and effectively managed by Don Dongjie Yang and Weiguo Ge, it may be difficult for us to change our corporate structure or to bring claims against any affiliated entity or Don Dongjie Yang or Weiguo Ge if any of them fails to perform its or his obligations under the related contracts or does not cooperate with any such actions by us.

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

We are a Cayman Islands holding company and substantially all of our operations are conducted through our 13 PRC subsidiaries and two Chinese affiliated entities. We may rely on dividends and other distributions from our PRC subsidiaries to provide us with our cash flow and allow us to pay dividends on the shares underlying our ADSs and meet our other obligations. Current regulations in China permit our PRC subsidiaries to pay dividends to us only out of their accumulated distributable profits, if any, determined in accordance with their articles of association and PRC accounting standards and regulations. The ability of these subsidiaries to make dividends and other payments to us may be restricted by factors that include changes in applicable foreign exchange and other laws and regulations. In particular, under PRC law, these operating subsidiaries may only pay dividends after 10% of their net profit has been set aside as reserve funds, unless such reserves have reached at least 50% of their respective registered capital. Such reserve may not be distributed as cash dividends. In addition, if any of our 13 PRC operating subsidiaries incur debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments to us. Moreover, the profit available for distribution from our Chinese operating subsidiaries is determined in accordance with generally accepted accounting principles in China. This calculation may differ from that performed in accordance with U.S. GAAP. As a result, we may not have sufficient distributions from our PRC subsidiaries to enable necessary profit distributions to us or any distributions to our shareholders in the future, which calculation would be based upon our financial statements prepared under U.S. GAAP. Furthermore, distributions by our PRC subsidiaries to us other than as dividends may be subject to governmental approval and taxation.

In addition, any transfer of funds from our offshore company to our PRC subsidiaries, either as a shareholder loan or as an increase in registered capital, is subject to registration or approval of Chinese governmental authorities, including the relevant administration of foreign exchange and/or the relevant examining and approval authority. In addition, it is not permitted under Chinese law for our PRC subsidiaries to directly loan funds to each other. Therefore, it is difficult to change our capital expenditure plans once the relevant funds have been remitted from our offshore company to our PRC subsidiaries. These limitations on the free flow of funds between us and our PRC subsidiaries could restrict our ability to act in response to changing market conditions and reallocate funds from one Chinese subsidiary to another in a timely manner.

We may not fully comply with regulations on electronic information protection which may subject us to administrative penalties.

Recently China has been imposing more stringent requirements on electronic information protection. In particular, on December 28, 2012, the Standing Committee of the National People’s Congress promulgated the Decision on Strengthening Internet Information Protection, or Internet Information Protection Rules, which required that, among other things, internet service providers and other entities shall obtain consent from relevant persons before collecting and using personal electronic information during business activities and shall make public rules on collecting and using personal information; personal electronic information collected shall be strictly kept confidential and shall not be divulged, tampered with, damaged, sold or illegally provided to others; anyone is not allowed to send commercial electronic information to an recipient without his or her consent or request, or after he or she has given an explicit refusal.

During our business activities we have collected a large amount of our clients’ information, such as names, addresses and phone numbers and from time to time send to our clients promotion messages and mails in connection with our products through the contact information we have collected. After effectiveness of Internet Information Protection Rules, we are taking certain actions to comply with the requirements. However, given the limited interpretation on the newly promulgated rules, we cannot assure you that our business practices and the additional steps we take in response to the rules will be sufficient to fully comply with the Internet Information Protection Rules, and that all of our clients’ personal information are legally collected and used and fully protected in all respects. If relevant competent governmental authority holds that our business activities have violated Internet Information Protection Rules, we may be subject to certain administrative penalties, such as fines, and confiscating illegal gains.

If competent government authorities take a view that we fail to comply with relevant laws and regulations in connection with electronic bulletin board service, we may be required to shut down our electronic bulletin board service, which may adversely affect the sales of our electronic learning products.

Under the Administrative Measures on Internet Information Services promulgated by the State Council on September 25, 2000 and the Provisions on the Administration of Electronic Bulletin Board Services on the Internet promulgated by the Ministry of Information Industry (currently as the Ministry of Industry and Information Technology) on October 8, 2000, where an Internet information service provider intends to provide electronic bulletin board services (including electronic bulletin board, electronic plain board, electronic forum, network chatting room, message board and other interactive means), it shall submit a specific application for approval or specific filing when applying for an operation permit or filing for its non-operational Internet information services with the Ministry of Information Industry or its local counterparts. On July 4, 2010 the State Council promulgated the Decision on the Fifth Batch of Administrative Examination and Approval Items to be Canceled and Delegated to Lower Administrative Levels which canceled the approval and filing requirement in connection with the Internet electronic bulletin board services. However, based on our consultation with relevant government authority in Shanghai, it is soliciting public opinions to come up with a proposed rule, pursuant to which approval or filing may be required for provision of electronic bulletin board services. Therefore, it is not clear at this stage whether the approval or filing requirement in connection with the provision of electronic bulletin board service has been canceled or is only temporarily suspended in Shanghai.

Currently we provide electronic bulletin board service on our websites www.ozing.com.cn and www.ozing.cn, through which users of our electronic learning products can communicate with each other. We believe that such electronic bulletin board service is a good way to promote and attract more potential users to buy our electronic learning products. However, due to the lack of clear rules or approval procedures at present, we cannot obtain approval or submit filing application for our electronic bulletin board service. We will submit application for approval or filing of electronic bulletin board service if the aforesaid new rule is promulgated or as Shanghai government authority requires. However, we cannot assure you that relevant competent government authority will not, currently or in the future, take a view that we failed to comply with laws and regulations with respect to our provision of electronic bulletin board service. In such case, relevant competent government authority may require us to shut down our electronic bulletin board service, which may adversely affect the sales of our electronic learning products.

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

In particular, our business is primarily dependent upon the economy and the business environment in China. Our growth strategy is based upon the assumption that demand in China for our products will continue to grow with the growth of Chinese economy. However, the growth of the Chinese economy has been uneven across geographic regions and economic sectors, and experienced an economic slowdown in 2009 as a result of the global economic crisis. In addition, given the current European economic and sovereign debt crisis, we cannot assure you that the Chinese economy will continue to grow, that if there is growth, such growth will be steady and uniform, or that if there is a slowdown, such slowdown will not have a negative effect on our business. Any significant change in China’s political or social conditions may also adversely affect our operations and financial results.

The discontinuation of any of the preferential tax treatments and government subsidies available to us in China could materially and adversely affect our results of operations and financial condition.

Under PRC laws and regulations effective until December 31, 2007, our operating subsidiaries, Acorn International Electronic Technology (Shanghai) Co., Ltd., Shanghai HJX, Zhuhai Acorn Electronic Technology Co., Ltd., Beijing Acorn Youngleda Oxygen Generating Co., Ltd. and Yiyang Yukang enjoyed preferential tax benefits afforded to foreign-invested manufacturing enterprises and had been granted a two-year exemption from enterprise income tax beginning from their first profitable year and a 50% reduction of enterprise income tax rate for three years thereafter. The definition of a manufacturing enterprise under PRC law was vague and was subject to discretionary interpretation by the PRC authorities. If we were to be deemed not qualified in the past or if the tax preferential treatments enjoyed by us in accordance with local government rules or policies were deemed in violation of national laws and regulations and were abolished or altered, we would be subject to the standard statutory tax rate, which was 33% for calendar years ended on or before December 31, 2007 and is 25% for calendar years starting on or after January 1, 2008, and we could be required to repay the income tax for the previous three years at the applicable non-preferential tax rate. Additionally, our subsidiaries also received tax holidays and subsidies for certain taxes paid by us, as well as subsidies which formed part of the incentives provided by local government for our investment in local district. These incentives were granted by local government agencies and may be deemed inappropriate by the central government. In addition, China passed a new Enterprise Income Tax Law, or the New EIT Law, and its implementing rules, both of which became effective on January 1, 2008. Some of our preferential tax treatments could be discontinued or phased out under the New EIT Law. Loss of any preferential tax treatments and subsidies could have material and adverse effects on our results of operations and financial condition. See Item 5.A, “Operating and Financial Review and Prospects—Operating Results—Taxation”.

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

The PRC legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases have little precedential value. In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investment in China. 12 of our 13 PRC operating subsidiaries are foreign invested enterprises incorporated in China. They are subject to laws and regulations applicable to foreign investment in China in general and laws and regulations applicable to foreign-invested enterprises in particular. However, these laws, regulations and legal requirements change frequently, and their interpretation and enforcement involve uncertainties. For example, we may have to resort to administrative and court proceedings to enforce the legal protection that we enjoy either by law or contract. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. In addition, such uncertainties, including the inability to enforce our contracts, could materially and adversely affect our business and operations. Furthermore, the PRC legal system is based in part on government policies and internal rules (some of which are not published on a timely basis or at all) that may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until some time after the violation. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention. Furthermore, intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other countries. Accordingly, we cannot predict the effect of future developments in the PRC legal system, particularly with regard to the media, advertising and retail industries, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to us, and our foreign investors, including you.

Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in RMB. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval by complying with certain procedural requirements. Therefore, after complying with certain procedural requirements, Acorn International’s PRC subsidiaries are able to pay dividends in foreign currencies to us without prior approval from SAFE. However, approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

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

Notice on Issues Relating to the Administration of Foreign Exchange in Fund-raising and Reverse Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or Notice 75, was promulgated by the SAFE in October 2005 and requires registration by PRC residents with the local SAFE if they use assets or equity interests in PRC entities as capital contributions to establish offshore companies, referred to as “special purpose company”, or if they inject assets or equity interests of their PRC entities into special purpose company to raise capital overseas (defined under Notice 75 as “Round-trip Investment”). Notice 75 applies not only to our shareholders who are PRC residents but also to our prior and future offshore acquisitions.

Notice 75 retroactively requires registration by March 31, 2006 of direct or indirect round-trip investments previously made by PRC residents in offshore special purpose companies. In addition, any PRC resident who makes, or has previously made, direct or indirect investments in such an special purpose company is required to further update that registration for such matters as increasing or decreasing in the special purpose company’s share capital, transfers or swaps of its shares, mergers, long-term equity or debt investments, and the creation of any security interest. If a PRC shareholder with a direct or indirect stake in an offshore special purpose company fails to make or update the required SAFE registration, the PRC subsidiaries of such offshore special purpose company may be prohibited from making distributions of profit to the offshore parent and from paying the offshore parent proceeds from any reduction in capital, share transfer or liquidation in respect of the PRC subsidiaries. Further, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for violation of the relevant rules relating to transfers of foreign exchange. On May 20, 2011 SAFE promulgated the Implementing Rules for Foreign Exchange Administration Concerning Financing and Round-Trip Investment by Domestic Residents through Offshore Special-Purpose Companies which became effective on July 1, 2011 (the “Implementing Rules”). The Implementing Rules provide in detail the procedures, required documents and review standard of foreign exchange registration regarding financing and round-trip investment by domestic residents through offshore special-purpose companies.

We have already notified our shareholders, and the shareholders of the offshore entities in our corporate group, who are PRC residents to urge them to make the necessary applications and filings, as required under Notice 75 and its implementing rules. We understand that the relevant shareholders have registered their offshore investments in us with Shanghai SAFE, where most of our PRC subsidiaries are located. We are committed to complying, and to ensuring that our shareholders who are subject to the regulation comply, with the relevant rules. However, we cannot assure you that all of our shareholders who are PRC residents will comply with our request to make or obtain any applicable registrations or approvals required by the regulation or other related legislation. The failure or inability of our PRC resident shareholders to receive any required approvals or make any required registrations may limit our PRC subsidiaries’ ability to make distributions or pay dividends or affect our ownership structure, as a result of which our acquisition strategy and business operations and our ability to distribute profits to you could be materially and adversely affected.

Upon the completion of our acquisition of Yiyang Yukang in December 2008, shareholders of Yiyang Yukang became our shareholders. To our knowledge, some of the prior shareholders of Yiyang Yukang did not file applications for SAFE registration, which may adversely affect our ability to distribute dividends to our shareholders as stated above. As advised by our PRC legal counsel, Commerce & Finance, a separate registration in respect of Notice 75 is not applicable to our acquisition of Yiyang Yukang, and our obligation under Notice 75 after the acquisition would be to update our original registration to include Yiyang Yukang as one of our PRC subsidiaries. In addition, in 2012 we acquired 9.3% of total shares of China Branding Group Limited, a company incorporated under the law of Cayman Islands, through our Hong Kong subsidiary, Bright Rainbow Investment Limited. As such, our shareholders as PRC individual residents shall update such shareholding into their respective foreign exchange registration.

A failure by us and PRC individuals who hold shares or share options granted pursuant to an employee share option or share incentive plan to comply with relevant PRC laws and regulations related to share option could expose us and our PRC individual option holders to liability under PRC law.

On March 28, 2007, SAFE issued the Operating Rules for Administration of Foreign Exchange for Domestic Individuals’ Participation in Employee Stock Ownership Plans and Stock Option Plans of Overseas

Listed Companies, or Circular 78. On February 15, 2012, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Listed Companies, or Circular 7, in replacement of Circular 78. According to Circular 7, individuals in the PRC (including PRC citizens and foreign individuals who have lived in China over one year) who intend to participate in the stock incentive plan of same overseas listed company shall jointly appoint a qualified PRC domestic agent or a PRC subsidiary of such overseas listed company (“a PRC Agency”) to conduct foreign exchange registration with SAFE, open bank accounts and transfer and exchange funds. In addition, an overseas entity shall be appointed to conduct the exercise of options, buying and selling of relevant stocks or equities and transfer of relevant funds. After such individuals’ foreign exchange income from participation in the stock incentive plan is remitted to the PRC, relevant banks shall distribute the above funds from the account opened and managed by the PRC Agency to such individuals’ foreign exchange accounts. We and our employees within PRC who have been granted share options, or PRC option holders, are subject to Circular 7 upon the listing of our ADSs on NYSE. If we or our PRC option holders fail to comply with these regulations, we or our PRC option/stock appreciation right holders may be subject to fines and other legal or administrative sanctions. Furthermore, pursuant to the Notice on Relevant Issues Concerning Collection of Individual Income Tax Related to Income from Share Option issued by the Ministry of Finance and the State Administration of Taxation on March 28, 2005 and the Notice on Issues of Individual Income Tax Concerning Share Incentive Plan issued by the State Administration of Taxation on August 24, 2009, as to an overseas listed company’s share option plan, the difference obtained by a PRC individual who has been granted share options between the exercise price below the fair market price of such share on the day when such individual excises his option shall be imposed individual income tax which shall be withheld by domestic entities of such overseas listed company. If we or our PRC employees fail to comply with the above regulations, we or our PRC option holders may be subject to failure of share option plan or/and a fine, and, in the serious case, may constitute a crime.

The enforcement of the PRC Labor Contract Law and other labor-related regulations in the PRC may adversely affect our business and our results of operations.

The PRC Labor Contract Law, which became effective on January 1, 2008, and its implementing rules impose requirements concerning contracts entered into between a PRC employer and its employees and establishes time limits for probationary periods. Because the Labor Contract Law and its implementing rules lack of clarity with respect to their implementation and potential penalties and fines, there may be a risk that certain of our employment policies and practices could be determined by relevant PRC authorities as being in violation of the Labor Contract Law or its implementing rules, which could result in penalties, fines or other sanctions. If we are subject to large penalties or fees related to the Labor Contract Law or its implementing rules, our business, financial condition and results of operations may be materially and adversely affected. Furthermore, the PRC Labor Contract Law and subsequently passed rules and regulations have tended to provide greater rights to employees and impose more onerous requirements on employers in China. As a result of regulations designed to enhance labor protection, our labor costs in China may increase in the future.

On December 28, 2012, the Labor Contract Law was amended to impose more stringent requirements on labor dispatch which will become effective on July 1, 2013. For example, an employer shall strictly control the number of dispatched employees not to exceed certain percentage of its total number of employees. Currently, a majority of our call center employees are recruited as dispatched employees. Pursuant to the current Labor Contract Law, where a labor-dispatching enterprise violates the Labor Contract Law and causes losses to a dispatched employee, such labor-dispatching agency and the relevant enterprise that engages such dispatched employee shall assume joint and several liabilities. If our dispatched employees suffer losses arising from relevant labor-dispatching agency’s violation of the Labor Contract Law, we, as the enterprise engaging such employees, may be required by such dispatched employees to assume liabilities. We cannot assure you that, after assumption of such liability, we will successfully obtain reimbursement from relevant labor-dispatching agency. In addition, after the amended Labor Contract Law becomes effective, we may need to reduce the number of dispatched workers to comply with the percentage limitation of dispatched employees in an enterprise, which may result in an increase in our labor costs.

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

Inspections of other firms that the PCAOB has conducted outside China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating our auditor’s audits and its quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

Recently, the SEC commenced administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese affiliates of the ‘‘big four’’ accounting firms, including our auditors, and also against BDO China Dahua. The Rule 102(e) proceedings initiated by the SEC relate to these firms’ failure to produce documents, including audit workpapers, to the request of the SEC pursuant to Section 106 of the Sarbanes-Oxley Act of 2002, as the auditors located in the PRC are not in a position lawfully to produce documents directly to the SEC because of restrictions under PRC law and specific directives issued by the China Securities Regulatory Commission. As the administrative proceedings are ongoing, it is impossible to determine their outcome or the consequences thereof to us. The issues raised by the proceedings are not specific to our auditors. or to us, but affect equally all audit firms based in China and all China-based businesses with securities listed in the United States. However, if the administrative judge were to find in favor of the SEC under the proceeding and depending upon the remedies sought by the SEC, these audit firms could be barred from practicing before the SEC. As a result, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which may result in their delisting. Moreover, any negative news about the proceedings against these audit firms may erode investor confidence in China-based, United States listed companies and the market price of our ADSs may be adversely affected.

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

Furthermore, any outbreak of avian flu, or severe acute respiratory syndrome in China, or similar adverse public health developments, may, among other things, significantly disrupt our ability to adequately staff our business, restrict the level of economic activity in affected areas and have a material adverse effect on our business, financial condition, results of operations and prospects.

Risks Relating to Our ADSs

We may be classified as a passive foreign investment company or “PFIC” for U.S. federal income tax purposes for a given taxable year pursuant to an annual factual determination made after the close of that year; pursuant to a determination made in 2013 we believe we were classified as a PFIC for the 2012 taxable year.

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

If we are classified as a PFIC in any taxable year in which you hold our ADSs or ordinary shares and you are a U.S. investor, subject to certain exceptions described in Item 10.E, “Additional Information—Taxation—U.S. Federal Income Taxation—Passive Foreign Investment Company,” you would generally be taxed at higher ordinary income rates, rather than lower capital gain rates, if you dispose of ADSs or ordinary shares for a gain in a later year, even if we are no longer a PFIC in that year. In addition, a portion of the tax imposed on your gain would be increased by an interest charge. Moreover, if we were classified as a PFIC in any taxable year, you would not be able to benefit from any preferential tax rate with respect to any dividend distribution that you may receive from us in that year or in the following year. Finally, you would also be subject to special U.S. tax reporting requirements.

Our PFIC status for the current taxable year 2013 will not be determinable until after the close of the taxable year ending December 31, 2013. Because we currently hold, and expect to continue to hold, a substantial amount of cash and other passive assets and, because the value of our assets is likely to be determined in large part by reference to the market prices of our ADSs or ordinary shares, which are likely to fluctuate, there can be no assurance that we will not be classified as a PFIC in 2013 and any future taxable year. Based on a determination made in 2013 with respect to the 2012 taxable year, we believe we were classified as a PFIC for the 2012 taxable year. U.S. investors are urged to consult their independent tax advisors about the application of the PFIC rules and certain elections that may help them relieve any adverse U.S. federal income tax consequences for their particular circumstances for the 2012 taxable year. For more information regarding such elections, please consult Item 10.E, “Additional Information—Taxation—U.S. Federal Income Taxation—Passive Foreign Investment Company” and your independent tax advisor.

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

Our amended and restated memorandum and articles of association provide for a staggered board, which means that our directors, excluding our chief executive officer, are divided into three classes, with nearest to but no greater than one-third of our board, excluding our chief executive officer, standing for election every year. Our chief executive officer at all times serves as a director, and has the right to remain a director, so long as he remains our chief executive officer. This means that, with our staggered board, at least two annual shareholders’ meetings, instead of one, are generally required in order to effect a change in a majority of our directors. Our staggered board can discourage proxy contests for the election of our directors and purchases of substantial blocks of our shares by making it more difficult for a potential acquirer to take control of our board in a relatively short period of time.

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

Unlike many jurisdictions in the United States, Cayman Islands law does not specifically provide for shareholder appraisal rights on a merger or consolidation of a company. This may make it more difficult to assess the value of any consideration shareholders may receive in a merger or consolidation or to require that the offer or give additional consideration if the shareholders believe the consideration offered is insufficient.

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

Our media resources consist primarily of airtime purchased from both national and local TV channels in China. In 2012, our TV direct sales programs, which are typically five to ten minutes in length, were broadcast on 25 CCTV and national satellite TV channels, and ten local TV channels in China. With media cost continues to increase, we seek to increase the effectiveness of our advertising expenses by focusing on our best-selling products while gradually eliminating products that are not conforming to our overall strategies. TV direct sales, being our primary sales channel, accounted for approximately 34.8%, 36.2% and 41.9% of our net revenues in 2010, 2011 and 2012, respectively.

Taking advantage of the exposure of our TV advertising programs, we have established our other direct sales platform consisting of outbound calls, Internet sales, catalog sales and third-party bank channel sales, with an aim to further strengthen our brand promotion efforts and to generate additional revenue opportunities from our growing customer base. We also maintain a nationwide distribution network across all provinces in China, which allows us to reach over 7,900 retail outlets across China. We typically grant our distributors the exclusive right to distribute selected products in their respective territories. We work closely with our distributors to expand their retail outlet reach, extend our product lifecycles and maximize our sales by promoting our brands through our TV direct sales platform, advertising in local print media and other joint promotional efforts. In 2010, 2011 and 2012, sales generated through our nationwide distribution network accounted for 33.2%, 19.5% and 20.2% of our total net revenues, respectively.

With our strong media resources, we have developed several leading proprietary-branded product lines, including Aoya cosmetic products, Yierjian fitness products, Ozing electronic learning products and Babaka posture-correction products. Our significant TV airtime presence allows us to test-market, promote and sell products in China’s geographically dispersed and fragmented consumer market. We seek to maximize sales penetration of our products that have strong sales and brand development potential by selling them through our comprehensive media formats. In 2012, we primarily focused on growing sales of our proprietary branded products, mainly our Yierjian fitness products as well as our Ozing electronic learning products.

We currently operate call centers in Shanghai, Beijing and Wuxi which process telephone orders generated by our TV and other direct sales platforms and gather real-time data to help analyze the effectiveness of our advertising spending and to adjust our product offerings. Our call centers operate 24 hours per day. Each of our call centers also places outbound calls to selected customers to market our products. In addition, our call center sales representatives are trained to identify and act upon cross-selling and up-selling opportunities while processing customer orders. As of December 31, 2012, we had an aggregate of 940 sales representatives and 19 customer service representatives.

In selecting new products to be offered via our diversified sales channels, we seek to identify offerings in underserved market segments with potential national appeal for which we believe our sales channels and marketing and branding expertise can create value. We identify new products that we believe we can successfully market through our TV direct sales platform through a standardized selection process. We typically focus on the marketing and sales of a limited number of featured product lines at any given time, and our TV direct sales programs allow us to promote our specific products by highlighting their unique value to consumers as well as creating brand awareness. Featured products offered in 2012 included mobile phones, fitness products, electronic learning products, collectible products and health products. To better help us identify potential new products, we entered into an exclusive partnership agreement on July 21, 2011 with Global Infomercial Services, Inc., or GIS, a related party of Mr. Robert Roche, our co-founder and chairman of the board of directors. For details of our cooperation with GIS, see Item 7.B, “Related Party Transactions”. Pursuant to the exclusive partnership agreement, GIS will search for and identify products of interest that have been or are being sold in North America, South America, or Europe and help us obtain the rights to such products. As of the date of this Form 20-F, we identified three new products through GIS, including Legmagic, True Sleeper and DiDi7, among which Legmagic had been marketed in 2012.

Our Media Resources and Sales Platforms

We have strong media resources through which we sell and market our proprietary products as well as certain third-party products, primarily across our direct sales platforms. Our media resources include our TV airtime purchased from TV stations and our Internet website, supplemented by other print media and radio. We believe our nationally televised TV direct sales programs help build strong brand awareness among China’s consumers and generate significant demand for the products featured in those programs, which stimulates our sales generated from other media simultaneously. Taking advantage of the exposure of our TV advertising programs, we have established our other direct sales platform consisting of outbound calls, Internet sales, catalog sales and third-party bank channel sales, with an aim to further strengthen our brand promotion efforts and to generate additional revenue opportunities from our growing customer base. In addition, our nationwide distribution network, coupled with local marketing and promotional efforts, helps us to further enhance the awareness of and demand for our products, thereby broadening our customer reach and enhancing the penetration of those products on a nationwide basis within a short period of time.

TV Direct Sales Platform

Our TV direct sales platform is one of our primary sales platforms and accounted for a significant portion of our net revenues, approximately 34.8%, 36.2% and 41.9% of net revenues in 2010, 2011 and 2012, respectively. We generally focus our TV direct sales marketing efforts on approximately four to six featured product lines to maximize awareness of these featured offerings and to generate strong consumer demand. Our TV direct sales programs, which are generally five to ten minutes in length, consist of in-depth demonstrations and explanations of the product in an entertaining and informative manner, and provide phone numbers for customers to call to make further inquiries or to purchase the product. In addition to explaining the functionality of a product in the programs, we also highlight the value proposition of that product. Our TV direct sales programs typically feature one or more spokespersons or celebrity personalities and employ a variety of formats, including studio programs and “reality shows”, which we believe help to demonstrate the features and functions of the products that we are marketing. Our TV direct sales programs for new products are broadcast on national and/or local TV channels in China depending on the features of the products during selected time slots to ensure sufficiently broad and targeted viewer coverage.

A critical component to the success of our TV direct sales platform is our ability to efficiently access media channels and manage our media airtime. In 2012, our TV direct sales programs were broadcast on 25 CCTV and national satellite TV channels and ten local TV channels in China. Since commencing our operations in 1998, we have formed close and strong relationships with various CCTV and national satellite channels, as well as several TV advertising agencies that have exclusive rights to sell certain advertising time slots for certain CCTV and national satellite channels, and we have been purchasing advertising time on several CCTV channels and national satellite channels for over ten years. We purchase advertising time mainly through their advertising agencies. As required under current PRC law, we primarily purchase non-primetime broadcast time slots for our TV direct sales programs. We believe our relationships with various CCTV and satellite channels, coupled with the scale of our operations and sales track record, help us to secure desired broadcast airtime slots on the channels we target. In 2010, 2011 and 2012, we produced and broadcasted over 290,000, 186,000 and 187,000 minutes of TV programs, respectively, corresponding to over 99, 60 and 60 hours per week, respectively. With the continued increase in media costs, we have been adjusting our media purchase strategies with an aim to optimize our media returns. The fluctuation in the TV airtime purchased primarily reflects our more focused media purchases designated to enhance our media efficiency. In 2013, we expect our media purchase to focus on CCTV and satellite channels as these channels generally provide higher media efficiency than local channels.

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

Other Direct Sales Platform

Our other direct sales platform, which consists of outbound calls, Internet sales, catalog sales and third-party bank channel sales, accounted for a significant portion of our net revenues. Approximately 32.0%, 44.3% and 37.9% of our net revenues in 2010, 2011 and 2012 were generated from our other direct sales platform, respectively.

Outbound Calls. As of December 31, 2012, our database contained approximately 16 million names of individual customers, the majority of whom have placed orders to us or made calls to our call centers in the past 15 years. As of December 31, 2012, our 458 specialized outbound call center sales representatives utilize our customer database to target calls at customer subgroups identified as likely purchasers of particular products. Our outbound telemarketing sales accounted for approximately 26.6% of our net revenues in 2012. We expect that the number of customers in our database will continue to grow and sales from outbound telemarketing will be of higher growth potential and growing importance to our business in the future.

Internet Website. We sold over 2,000 kinds of products via our website in 2012, both through our official website and on the platforms of China’s leading e-commerce companies, of which 208 were our proprietary-branded products while the remainder were third-party products.

Catalogs. We sold over 2,100 kinds of products via our catalogs in 2012, of which 164 were our proprietary-branded products and the remainder were third-party products. Our catalogs are currently distributed together with the products purchased and shipped to our customers. In addition, we also track customers who have previously purchased products from us and distribute our catalog to them after their initial purchase. We issued 19 catalogs in 2012. Our catalog sales in 2012 accounted for approximately 2.63% of our net revenues.

Third-Party Bank Channels. In 2007, we began relationships with four established domestic banks in the PRC through which we directly market products through specialized catalogs to credit card holders of these banks. As of December 31, 2012, we maintained relationships with eight domestic banks. As part of these arrangements, customers can use their credit cards from these banks to purchase our products and to make payments on a zero-interest and zero-fee installment basis. Revenue generated by our third-party bank channel sales in 2012 accounted for approximately 2.2% of our net revenues. Starting from 2012, we focused on other more profitable sales channels rather than third-party bank channels.

Nationwide Distribution Network

We use our nationwide distribution network to distribute a selected number of our products promoted through our TV direct sales programs which we believe offer sufficient profit potential and may be developed as a national product brand. Our distribution network broadens our customer reach and enhances the penetration of those products on a nationwide basis within a short period of time. Our network covers all provinces in China through over 100 distributors, which allows us to reach over 7,900 retail outlets across China. These retail outlets include bookstores, supermarkets, pharmacies, specialty retail chains and department stores. In addition to our ground distribution network, starting from 2012, we also engaged distributors on China’s leading e-commerce platforms to promote and market our products. In 2010, 2011 and 2012, sales generated through our nationwide distribution network accounted for 33.2%, 19.5% and 20.2% of our net revenues, respectively. We typically provide our distributors with the exclusive right to distribute selected products in their respective territories. In 2010, 2011 and 2012, sales generated by our top five distributors accounted for 6.1%, 4.8% and 4.3% of our gross revenues, respectively.

Our distribution agreements with ground distributors are typically negotiated and entered into on an annual basis and are designed to provide incentives for our distributors to improve their sales performance, encourage them to promote our brands, and protect the value of those brands. For example, our distributors are required to meet the monthly and annual sales volume target for our selected featured products and, in the case of electronic learning products and electronic dictionary products distribution, we provide sales incentives in the form of cash rebates to the distributors that meet or exceed our sales targets. We also require our distributors to ensure that the retail prices of our products sold through their retail outlets are not lower than the retail prices for the same products sold through our TV direct sales platform, or the minimum retail prices set by us. In addition, we typically require our distributors of electronic learning products and electronic dictionary products to fully settle their payment obligations before we deliver new products to them. Our distributors may not sell competing products in their respective territories. Furthermore, distributors of our electronic learning products and electronic dictionary products must also incur minimum marketing expenditures provided in our distribution agreements. We regularly monitor and review our distributors’ sales performance and their compliance with the terms of our agreements.

Our Products

We currently offer over 3,800 products which are sold primarily through our TV direct sales platform, other direct sales platform comprising of outbound calls, Internet sales, and catalogs sales as well as our nationwide distribution network. Our recently featured product categories include mobile phones, fitness products, electronic learning products, collectibles products and health products, all of which are primarily sold through our TV direct sales platform, nationwide distribution network, or both. We periodically develop and introduce new and upgraded products under the same product brand to develop such brand into a product line. In addition to the five product lines we presently feature, we also sell other products including consumer electronics products primarily through our other direct sales platforms.

Recent Featured Product Categories

We generally focus on marketing and selling four to six featured product lines at any one time through our TV and other direct sales platforms and a limited number of products through our nationwide distribution network. In 2012, we featured products in the following categories and under the following proprietary and third-party brands:

•	Mobile phone Products featuring Gionee and Konka branded mobile phones. Mobile phone products accounted for 42.6%, 45.7% and 26.6% of our total gross revenues in 2010, 2011 and 2012,

respectively. The retail prices for the mobile phone products that we market ranged from RMB412 to RMB6,090 per unit in 2010, RMB299 to RMB6,799 per unit in 2011 and RMB199 to RMB6,399 (or approximately $32 to $1,014) per unit in 2012.

•

Fitness Products featuring Yierjian branded abdominal trainer. Fitness products accounted for 0.1%, 3.3% and 25.7% of our total gross revenues in 2010, 2011 and 2012, respectively. Our fitness products was the main driver for our revenue and gross margin growth in 2012. We plan to launch upgraded versions of our Yierjian products in 2013 and expect the product line to remain one of our major revenue drivers in 2013. The retail prices for our fitness products ranged from RMB32 to RMB3,984 per unit in 2010, RMB15 to RMB3,984 per unit in 2011 and RMB15 to RMB2,999 (or approximately $2 to $475) per unit in 2012.

•

Electronic Learning Products featuring the Ozing branded electronic learning device. Electronic learning products accounted for 23.7%, 17.2% and 17.0% of our total gross revenues in 2010, 2011 and 2012, respectively. Our primary Ozing branded product is a multi-functional handheld electronic device with a screen display that provides lessons for independent English learning. In the third quarter of 2012, we launched new models of our Ozing products incorporating mobile internet interactive features, which we expect to become one of our major revenue drivers in 2013. The retail prices for our electronic learning products ranged from RMB498 to RMB1,998 per unit in 2010, RMB258 to RMB1,998 per unit in 2011, and RMB348 to RMB2,999 (or approximately $55 to $475) per unit in 2012.

•

Collectibles Products. Collectibles products accounted for 6.1%, 9.1% and 8.4% of our total gross revenues in 2010, 2011 and 2012, respectively. The retail prices for our collectibles products ranged from RMB35 to RMB984,600 per unit in 2010, RMB32 to RMB16,800 per unit in 2011 and RMB32 to RMB99,000 (or approximately $5 to $15,683) per unit in 2012.

•

Health Products featuring Babaka posture correction products. Health products accounted for 4.4%, 3.7% and 4.4% of our total gross revenues in 2010, 2011 and 2012, respectively. The retail prices for our health products ranged from RMB10 to RMB19,800 per unit in 2010, RMB9.9 to RMB19,800 per unit in 2011, and RMB9.7 to RMB11,880 (or approximately $2 to $1,882) per unit in 2012.

Our five best-selling products and product lines in 2010, 2011 and 2012 are set forth below:

Product	Brand	Revenues	2010 % of gross revenues	Rank	Revenues	2011 % of gross revenues	Rank	Revenues	2012 % of gross revenues	Rank
	(in thousands, except percentages and ranks)
Mobile phone products	Gionee, K-touch, U-king, Lenovo, Nokia and Konka	$125,074	42.6%	1	$165,958	45.7%	1	$64,713	26.6%	1
Fitness products	Yierjian	—	—		—	—		$62,630	25.7%	2
Electronic learning and dictionary products	Ozing, Meijin	$69,535	23.7%	2	$62,539	17.2%	2	$41,345	17.0%	3
Collectibles products		$18,040	6.1%	4	$33,194	9.1%	3	$20,427	8.4%	4
Health products	Babaka, Zehom	—	—		—	—		$10,692	4.4%	5
Cosmetic products	Aoya, Cobor, Dr Cell, Softto and CMM	$26,233	8.9%	3	$24,857	6.8%	4	—	—
Consumer electronic products	Eroda	$14,035	4.8%	5	$24,249	6.7%	5	—	—
Total top five		$252,917	86.1%		$310,797	85.5%		$199,807	82.1%
Other products revenues		$40,609	13.9%		$52,202	14.5%		$43,473	17.9%
Total gross revenues		$293,526	100.0%		$362,999	100.0%		$243,280	100.0%
Total sales tax		$(285)			$(941)			$(706)
Total revenues, net		$293,241			$362,058			$242,574

New Products

We seek to identify new products that offer sufficient profit opportunities and address consumers’ changing needs. In 2012, we introduced five new products for full-scale sales and marketing. In the future, we will continue to seek to diversify our product offerings and our customer base, encourage repeat purchases by our existing customers, and create recurring revenue opportunities. Examples of our successful product launches include A320 mobile phones under the Gionee brand launched in 2010, which turned out to be very successful products. In 2012, we launched the Yierjian upgraded products and Konka K58 mobile phones successfully. We also plan to introduce new products that we believe will offer longer product lifecycles and enjoy broad consumer appeal.

In addition, to further expand our product offerings, we entered into an Insurance Business Cooperation Agreement with Sino-US United MetLife Insurance Co., Ltd., or MetLife, a joint venture company established by certain wholly-owned subsidiaries of MetLife Inc. and Shanghai Alliance Investment Ltd. Pursuant to the agreement in effect as of August 29, 2012, we, as a concurrent-business insurance agent of Metlife, are jointly marketing and selling short-term accident and health insurance products with Metlife through various channels under our other direct sales platform. Pursuant to our cooperation with Metlife, we received a service fee/commission of $0.07 million from Metlife in 2012 and expect to further expand our insurance product operations in 2013.

Product Development

We employ a rigorous and systematic approach to identifying and developing products. Our product development process comprises product identification, pre-testing preparation and test-marketing for marketing through our TV direct sales channels. We generally test the market potential and customer appeal of our products by broadcasting our TV direct sales programs on specific channels for a designated period of time. During the test marketing period, we closely evaluate customer feedback and sales of the relevant product through our call centers. Products that meet certain pre-defined standards are launched on a national scale. Products that do not meet our pre-defined standards may undergo a change in marketing strategy and be retested, or may be removed from our product portfolio. In 2012, we test-marketed 11 new or upgraded products over our TV direct sales platform, of which five progressed from the test marketing stage to full-scale sales and marketing.

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

Call Center Operations

Our sales operations and media purchase activities are supported by our call centers located in Beijing, Shanghai and Wuxi. Our call center in Wuxi began operation in 2009 and we shifted more outbound calls and after-sales services to our Wuxi call center to capitalize on its lower labor costs than in Beijing and Shanghai. Our call centers process telephone orders generated by our TV and other direct sales platforms and gather real-time data to help us analyze the effectiveness of our advertising spending and adjust our offerings. Sales representatives in each of our call centers also place outbound calls to selected customers to market our products. As of December 31, 2012, we had 940 dedicated sales representatives. In 2010, 2011 and 2012, our call centers processed an average of approximately 17,800, 16,700 and 11,990 incoming calls per day, respectively, for products marketed through TV direct sales platform. The decrease in the numbers of incoming calls primarily reflected an overall decrease in our media efficiency. To effectively convert inbound calls to customer orders, our sales representatives follow a prepared script that covers frequently asked questions to guide the sales call. Our call center supervisors closely monitor calls received and revise and update the scripts based on their assessment of the scripts’ effectiveness during the customer calls and in response to customer feedback. Our sales representatives are also trained to promote, cross-sell or upsell complementary and/or additional products.

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

Our call centers also collect real-time data to help us to continually analyze the effectiveness of our advertising spending and product offerings. We regularly track and analyze real-time data generated through our call center operations to ensure the cost-effectiveness of our media purchases. We use call center-generated real time data to adjust our TV sales program product mix, broadcast time slots and channels to maximize the profitability of our TV direct sales operations.

Customer Loyalty Initiatives

We also market the products through our customer loyalty program. Our current customer loyalty program includes coupon discounts and membership points. Coupon discounts are given to customers who purchase specified products. These coupons, which can be applied to future purchases of products marketed in our catalogs, range from approximately RMB20 to RMB600 (or approximately $3.2 to $95). Membership points are awarded to customers when they make purchases from us (other than purchasing through our distribution network). Customers are awarded membership points based on the type of product purchased with point values around 10% of retail price, with every ten points equaling RMB1 (approximately $0.16). Customers can use these membership points to partially or fully offset the cost of future product purchases.

Order Fulfillment

The majority of products sold through our various sales centers are delivered to our customers throughout China by EMS, the largest national express mail service operated by the China Post Office, and local delivery companies. We generally guarantee our products will be delivered to our customers within seven to ten days of the date of receiving the order. In 2010, 2011 and 2012, of the total attempted product deliveries by EMS and local delivery companies on a cash-on-delivery, or COD, basis, approximately 68%, 70% and 72% were successful, respectively. Reasons for delivery failure primarily include customers’ refusal to accept a product upon delivery, which tend to occur more frequently with products that have higher average selling prices, or failure to successfully locate the delivery address. We are responsible for delivery and handling fees regardless of whether the delivery is successful. We have found that, in general, the shorter the delivery time, the lower the likelihood that the customer will refuse to accept the product upon delivery. As a result, local delivery companies enjoy higher delivery success rate than EMS due to a faster delivery time and better service quality. EMS and local delivery companies are responsible for returning to us any undelivered products. It generally takes EMS two to four weeks, and local delivery companies seven to ten days, to return undelivered products to us.

In 2010, 2011 and 2012, approximately 83.7%, 77.3% and 93.1% of our direct sales were settled on a COD basis by our customers. We recognize non-COD sales revenues when products are delivered to and accepted by our customer (e.g. FOB destination). Our non-COD customers typically pay by credit cards. For customers settling through COD, either EMS or the local delivery company is responsible for collecting and wiring to us these cash amounts on a periodic basis once collected. EMS and local delivery companies generally charge us delivery fees based upon weight of the products and distance of delivery. Additionally, EMS charges a processing fee based upon the sales price. 18 of our local delivery companies charge a lower processing fee based upon the sales price, while the other companies do not charge us such fee. It typically takes an average of 24 days for us to receive payments from EMS compared to an average of seven to ten days from local delivery companies. Of our total accounts receivable balance as of December 31, 2010, 2011 and 2012, $0.2 million or 1.6%, $1.8 million or 10.7% and $3.6 million or 25.3%, respectively, was due from EMS.

In 2010, 2011 and 2012, approximately 32.5%, 37.3% and 26.7% of our net revenues resulted from products delivered by EMS, respectively, and approximately 49.5%, 45.2% and 53.3% of our net revenues resulted from products delivered by local delivery companies, respectively.

Customer Service, Product Warranties and Return Policies

We believe emphasizing customer service will enhance our products brand image, facilitate cross-selling opportunities and generate customer loyalty and repeat purchasing behavior. Our customer service centers within our Beijing, Shanghai and Wuxi call centers are currently staffed with approximately 19 customer service representatives working ten hours a day to provide quality customer service. In addition, most of our distributors generally provide their own customer service in their respective territories.

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

Under our policies, our customers generally may return products to us within seven days after delivery if there is a quality defect or if a product fails to meet its specifications. For our TV direct sales products, our customers enjoy an unconditional product return within 30 days of their respective purchases. In most cases, product exchanges are allowed within a month of delivery. Our warranties generally provide for repair of product defects within one year at no cost to the customers. Product returns from our multiple sales platforms were insignificant in 2010, 2011 and 2012. To the extent that the manufacturer of the defective product is a third party, the manufacturer is obligated to either repair the defective product or reimburse us for any related expenses. Our distributors are allowed to exchange any defective products they receive from us. The number of products exchanged by our distributors due to defects was insignificant in 2010, 2011 and 2012.

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

Inventory Control

We closely monitor our inventory and sales levels at all of our sales and marketing platforms. In general, before or during our test-marketing stage, we do not acquire any sizable inventory position in a product. We adjust our inventory levels based on the weekly sales forecasts we develop. When a product is no longer sold through our TV direct sales programs and/or our nationwide distribution network, our inventory of that product is generally limited.

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

Competition

Because of our integrated vertical business model, we face competition from the following companies operating in our value chain:

•	other TV direct sales companies operating in China with generally similar business models to ours, including Moneng TV, and Jiayuan Shopping;

•

TV home shopping companies that operate across China or in large parts of China, such as CCTV Home Shopping and Hunan TV Happigo, and companies that operate on multiple channels in multiple provinces, such as Oriental CJ Home Shopping and U-you Home Shopping;

•

numerous domestic and international sellers of consumer branded products that sell their products in China and which compete with our products, such as our Ozing electronic learning products which compete with electronic learning products from BBK, Noah, Readboy, and other brands, and our mobile phone products which compete with similar products sold by local and international mobile phone manufacturers; and

•

traditional retailers and distributors, as well as direct marketers such as Avon and Amway, operating in China which currently or in the future may offer competing products, including products under their own brand, or may otherwise offer or seek to offer small and medium manufacturers and suppliers distribution capabilities throughout China.

Particularly, we are facing more intense competition from TV home shopping companies in China, the number of which has increased significantly since 2009. Many of them are supported by, or affiliated with, TV or radio stations and therefore, may have access to cheaper TV airtime than we do.

In addition, large multi-national infomercial TV shopping companies may enter the China market directly or indirectly. Entry by these players becomes more likely if existing PRC restrictions on content, number of advertising hours per day and foreign ownership of TV stations are relaxed.

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

Seasonality

Certain of our products are subject to seasonality, such as our electronic learning products, our posture-correction product lines. Sales for these products are typically higher around our first and third fiscal quarters which correspond to the end and beginning of school semesters in China, respectively. Other than seasonality related to these and certain of our other products, our business generally has not been seasonal.

Intellectual Property

We rely on a combination of copyright, trademark, patent, unfair competition laws, as well as non-disclosure agreements and other methods to protect our intellectual property rights. We currently maintain approximately 300 trademark registrations and are in the process of applying for registrations or transfer for approximately 110 trademarks in China. We own 11 invention, utilities and packaging design patents in China pertaining to our sleeping aid products, neck protected pillow, body relaxing chairs, posture-correction products and engine lubricant products.

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

We have in the past been, currently are, and in the future may again be, the subject of claims for infringement, invalidity, or indemnification relating to other parties’ proprietary rights. For example, in June 2012, Yangya Zidian Co., Ltd., or Yangya Zidian, filed a suit in the Beijing First Intermediate People’s Court against Shanghai HJX, alleging that Shanghai HJX has infringed upon its copyright. Yangya Zidian brought 18 law suits separately against our 18 Ozing electronic learning products, for each product Yangya Zidian claimed that Shanghai HJX should delete the video “Let’s talk in English while watch TV”, “Studio Classroom” broadcast on our website, stop all behaviors infringing upon their copyrights, stop manufacturing and selling relevant Ozing electronic learning products, apologize publicly and compensate for the loss of RMB 600,000. The court approved Yangya Zidian’s withdrawal of the suit on December 10, 2012.

In September 2012, Beijing Ren’ai filed a suit in the People’s Court of Chongqing Yuzhong District against Shanghai HJX, Chongqing Xinhua Media Co., Ltd. and Chongqing Heda Xinde Technology Development Co., Ltd., or Chongqing Heda, alleging that all defendants should stop infringing its copyrights, Shanghai HJX should apologize publicly, the defendants should compensate aggregate loss of RMB 500,000 and reasonable expenses of RMB 4,798. The People’s Court of Chongqing Yuzhong District ruled that Chongqing Heda should stop infringing Beijing Ren’ai’s copyrights and compensate Beijing Ren’ai RMB 10,200. Other claims of Beijing Ren’ai were dismissed. Beijing Ren’ai has appealed to higher court and the trial will be held on April 25, 2013.

In September 2012, Julia Banner Alexander filed a suit in Beijing First Intermediate People’s Court against Shanghai HJX, alleging Shanghai HJX infringed upon their copyrights of New Concept English. Julia Banner Alexander claimed damages of RMB300,000. After negotiation, Shanghai HJX and Julia Banner Alexander reached an agreement on December 10, 2012. Shanghai HJX has paid RMB180,000 to Julia Banner Alexander and Julia Banner Alexander has withdrawn the suit.

In September 2012, Foreign Language Teaching and Research Press Co., Ltd., or Foreign Language Teaching Press, filed a suit in Beijing Xicheng District People’s Court against Shanghai HJX, alleging Shanghai HJX infringed upon their copyrights of New Horizon College English. Foreign Language Teaching Press claimed damages of RMB300,000. After negotiation, Shanghai HJX and Foreign Language Teaching Press reached an agreement on December 10, 2012. Shanghai HJX has paid RMB70,000 to Foreign Language Teaching Press and Foreign Language Teaching Press has withdrawn the suit.

On April 17, 2013, we received a complaint from Beijing Shengshi Huawen Press Technology Co., Ltd., or Shengshi Huawen, alleging that Shanghai HJX and Beijing New China Children’s Commodities Store, or New China Store, have infringed upon their copyrights of the Cambridge Children’s English and the Cambridge

Kindergarten English. Shengshi Huawen claimed that Shanghai HJX and New China Store should: (1) make compensation of RMB500,000; (2) stop selling electronic learning products infringing their copyrights; (3) apologize publicly. The court hearing will be held on May 21, 2013.

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

Chinese Government Regulations

The PRC government extensively regulates the industries in which we operate our business. We operate our direct sales and advertising businesses in China under a legal regime consisting of the State Council, which is the highest authority of the executive branch of the PRC central government, and several ministries and agencies under its authority including, among others, the State Administration for Industry and Commerce, or SAIC, the Ministry of Commerce, or MOFCOM, the State Administration for Radio, Film and Television, or SARFT, the State Administration for Food and Drug, or SAFD and the Ministry of Industry and Information Technology, or MIIT. Meanwhile, we operate our Concurrent-Business Insurance Agency business under the regulations promulgated by the China Insurance Regulatory Commission, or the CIRC.

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

Regulatory Requirements for Foreign Participation

Direct Sales and Wholesale Distribution Businesses

Foreign investments in direct sales and wholesale businesses are both principally governed by the Administrative Measures on Foreign Investment in Commercial Sector promulgated by the Ministry of Commerce, or the Commercial Sector Measures on April 16, 2004 as supplemented. The Commercial Sector Measures lowered the previous thresholds for foreign investors to enter the commercial sector in China and completely removed the previous restrictions on the location of and maximum foreign shareholding percentage in foreign-invested commercial enterprises as of December 11, 2004. Under the Commercial Sector Measures, the establishment of a foreign-invested direct sales (including direct sales via TV, telephones, mail and Internet) or wholesale distribution enterprise must obtain approval from MOFCOM or its authorized local counterparts. On September 12, 2008, MOFCOM authorized its Provincial counterparts to approve the establishment or modification of a foreign-invested commercial enterprise except the one engaged in direct sale via TV, phones, mail, Internet, vender and other non-store methods or distribution of audio-visual products, books, newspapers and magazines which still should be approved by MOFCOM. On August 19, 2010, MOFCOM further authorized its Provincial counterparts to approve for the establishment of a foreign-invested enterprise to engage in direct sale via internet exclusively.

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

Direct investment by foreign investors in the advertising industry in China is further subject to the Administrative Regulation on Foreign-Invested Advertising Enterprises jointly promulgated by MOFCOM and SAIC on March 2, 2004 and further revised on October 1, 2008. Under this advertising regulation, foreign investors are required to have had at least three years of experience in directly operating an advertising business outside of China before they may receive approval to own 100% of an advertising business in China. Foreign investors that do not have three years of experience are permitted to invest in advertising businesses, provided that such foreign investors have at least two years of direct operations in the advertising business outside of China and that such foreign investors may not own 100% of advertising businesses in China. Furthermore, all foreign invested advertising companies must obtain approval from SAIC or MOFCOM or their local counterparts.

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

We have been advised by our PRC legal counsel, Commerce & Finance, however, that there are uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, there can be no assurance that the PRC regulatory authorities, in particular SAIC and MOFCOM, which regulate foreign investment in direct sales companies, will not in the future take a view that is contrary to the above opinions of our PRC legal counsel. If the current agreements that establish the structure for conducting our PRC direct sales business were found to be in violation of existing or future PRC laws or regulations, we may be required to restructure our ownership structure and direct sales operations in China or to carry out other actions required by relevant PRC government authorities to comply with PRC laws and regulations, or we could be subject to severe penalties. See Item 3.D, “Key Information—Risk Factors—Risks Related to the Regulation of Our Business—If the PRC government takes the view that the agreements that establish the structure for operating our TV and direct sales business in China do not comply with PRC governmental restrictions on foreign investment in these areas, we could be subject to severe penalties”.

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

One of our subsidiaries, Acorn International Electronic Technology (Shanghai) Co., Ltd. holds a Medical Device Registration Certificate for a neck massager with a valid term of four years from July 21, 2009. Another of our subsidiaries, Shanghai HJX Digital Technology Co., Ltd, holds a valid Medical Device Operation Enterprise License that will expire on March 14, 2015. Another of our subsidiaries, Acorn Trade (Shanghai) Co., Ltd., holds a valid Medical Device Operation Enterprise License that expired on March 20, 2013, and we are currently in the process of renewing this license. Separately, our two direct sale affiliated entities Shanghai Network and Beijing Acorn, hold valid Medical Device Operation Enterprise Licenses, which expire on March 14, 2015 and June 22, 2015, respectively. In addition, Zhuhai Acorn Electronic Technology Co., Ltd. holds a Medical Device Manufacturing Enterprise License expiring on October 25, 2016 and a Medical Device Registration Certificate for an oxygen generating device that expired on May 17, 2015. We are also in the process of renewing other expired licenses and certificates that are required for our operation and products.

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

Regulation of Internet Content Providers

We currently operate www.chinadrtv.com and www.ozing.com.cn through which our customers can familiarize themselves with our products. We are required to comply with the Administrative Measures on Internet Content Services issued by the State Council on September 25, 2000, Measures for the Archival Administration of Non-operational Internet Content Services issued by the Ministry of Information Industry (now the Ministry of Industry and Information Technology) on February 8, 2005 and the Administrative Measures on Internet Pharmaceuticals Information Services issued by SAFD on July 8, 2004 in our operation of the website.

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

As internet information service in the website of www.chinadrtv.com and www.ozing.com.cn is not deeded as an operating business, we only need to file with the relevant information industry authorities for record, which we have finished. In addition, we hold an Internet Pharmaceuticals Information Service Qualification Certificate, which will expire on May 3, 2016.

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

Regulations of Internet Information Protection

On December 28, 2012 the Standing Committee of the National People’s Congress promulgated the Decision on Strengthening Internet Information Protection which provides that, among other things, internet service providers and other entities shall obtain consent from relevant persons before collecting and using personal electronic information during business activities and shall make public rules on collecting and using personal information; personal electronic information collected shall be strictly kept confidential and shall not be divulged, tampered with, damaged, sold or illegally provided to others; no person is allowed to send commercial electronic information to any recipient without the recipient’s consent or request, or after the recipient gives an explicit refusal.

Regulations of Concurrent-Business Insurance Agency

On August 4, 2000 the China Insurance Regulatory Commission, or the CIRC, promulgated the Interim Measures for the Administration of Concurrent-Business Insurance Agency, or the Interim Measures, effective as of the date of promulgation. A concurrent-business insurance agent shall obtain the License for Concurrent-Business Insurance Agency before its commencement of such business, and the scope of the agency business shall be subject to the types of insurance specified in the License for Concurrent-Business Insurance Agency.

On June 22, 2007 CIRC promulgated the Measures for the Administration of Insurance Licenses, effective on September 1, 2007. The insurance institutions within the territory of People’s Republic of China shall obtain an insurance license, including Concurrent-Business Insurance Agencies.

On September 25, 2009 CIRC promulgated the Measures for Penalizing Unlawful Conducts in Insurance Intermediary Business Operations, effective on October 1, 2009. In the event that, during the process of investigating and dealing with illegal conducts of insurance companies in relation to intermediary insurance business operations, CIRC becomes aware of illegal conducts of any insurance agents, brokers or insurance assessment institutions, it shall combine the investigation on both matters and deal with them as one case.

The CIRC issued the License for Concurrent-Business Insurance Agency to Shanghai Network on Jan 10, 2012. The license is valid for a period of three years and we should handle the insurance agency business specified in our license.

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

Airtime used to broadcast TV direct sales programs and TV home shopping programs is typically considered to be advertising time. On September 10, 2009, the State Administration of Radio, Film and Television, or SARFT, issued the Circular on Strengthening the Administration of TV Direct Sales Advertising and Home Shopping Programs, which requires that TV direct sales advertising programs not be broadcast on some specialized TV channels, including news channels and international channels, and TV home shopping channels and not be broadcast on satellite TV channels during the period from 6:00pm to 12:00pm every day. The Administrative Measures on Advertising on Television or Radio issued by the SARFT on September 8, 2009 and effective as of January 1, 2010 which was amended on November 15, 2011 further requires that the total airtime allocated to commercial advertising on each TV channel not exceed 12 minutes per hour and not exceed 18 minutes in total during the period from 7:00pm to 9:00pm; no commercial advertising shall be inserted in whatever form during broadcasting of an episode (calculated as 45 minutes) of a television drama. Violation of these time restrictions may result in a warning, an order to correct the violation, a fine of up to RMB20,000, the suspension of broadcasting relevant to advertising, the suspension of the operation of the TV channel where the relevant advertising is broadcast, or even the withdrawal of the TV station’s operating license.

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

Regulation on Foreign Exchange Control and Administration

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

On November 19, 2012, the SAFE promulgated the Notice of the SAFE on Further Improving and Adjusting the Foreign Exchange Policies on Direct Investment, or the Notice, which shall come into force as of December 17. According to the Notice, (i) the opening of and payment into foreign exchange accounts under direct investment account are no longer subject to approval by the SAFE; (ii) reinvestment with legal income of foreign investors in China is no longer subject to approval by the SAFE; (iii) the procedures for capital verification and confirmation that foreign-funded enterprises need to go through are simplified.

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

On October 21, 2005, SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-raising and Reverse Investment Activities of Domestic Residents Conducted via Offshore Special

Purpose Companies, or Notice 75, which became effective on November 1, 2005. Notice 75 replaced the two rules issued by SAFE in January and April 2005 mentioned above. According to Notice 75:

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

On May 20, 2011 SAFE promulgated the Implementing Rules for Foreign Exchange Administration Concerning Financing and Round-Trip Investment by Domestic Residents through Offshore Special-Purpose Companies which became effective on July 1, 2011 (the “Implementing Rules”). The Implementing Rules provide in detail the procedures, required documents and review standard of foreign exchange registration regarding financing and round-trip investment by domestic residents through offshore special-purpose companies.

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

As a result of the uncertainties relating to the interpretation and implementation of Notice 75 and the Implementing Rules, we cannot predict how these regulations will affect our business operations or strategies. For example, our present or future PRC subsidiaries’ ability to conduct foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, may be subject to compliance with such SAFE registration requirements by relevant PRC residents, over whom we have no control. In addition, we cannot assure you that any such PRC residents will be able to complete the necessary approval and registration procedures required by the SAFE regulations. We require all shareholders in Acorn International who are PRC residents to comply with any SAFE registration requirements and we understand that the relevant shareholders have registered their offshore investment in us with Shanghai SAFE, but we have no control over either our shareholders or the outcome of such registration procedures. Such uncertainties may restrict our ability to implement our acquisition strategy and adversely affect our business and prospects. See Item 3.D, “Key Information—Risk Factors—Risks Relating to China—Regulations relating to offshore investment activities by PRC residents may increase the administrative burden we face and create regulatory uncertainties that could restrict our overseas and cross-border investment activity, and a failure by our shareholders who are PRC residents to make any required applications and filings pursuant to such regulations may prevent us from being able to distribute profits and could expose our PRC resident shareholders to liability under PRC law”.

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

Regulations on Employee Share Options

In December 2006, the People’s Bank of China promulgated the Administrative Measures for Individual Foreign Exchange, which set forth the requirements for foreign exchange transactions by PRC individuals relating to current account items and capital account items. The Implementation Rules of the Administrative Measures for Individual Foreign Exchange issued on January 5, 2007 by SAFE specify approval requirements for PRC citizens who are granted shares or share options by an overseas listed company according to its employee stock ownership plan or stock option plan.

On March 28, 2007, SAFE issued the Operating Rules for Administration of Foreign Exchange for Domestic Individual’s Participation in Employee Stock Ownership Plans and Stock Option Plans of Overseas Listed Companies, or the Circular 78. On February 15, 2012, SAFE promulgated the Circular on Relevant Issues concerning Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas-Listed Companies, or Circular 7, in replacement of the Circular 78. According to Circular 7, individuals in PRC (including PRC citizens and foreign individuals who have lived in China over one year) who intend to participate in the stock incentive plan of the same overseas listed company shall unifiedly appoint a qualified PRC domestic agent or a PRC subsidiary of such overseas listed company (“a PRC agency”) to conduct foreign exchange registration, open bank accounts and transfer and exchange funds and an overseas entity shall be appointed to conduct exercise of option, buying and selling of relevant stocks or equities and transfer of relevant funds. After such individuals’ foreign exchange income received from participation in the stock incentive plan is remitted to PRC, relevant banks shall distribute the above funds from the account opened and managed by the PRC agency to such individuals’ foreign exchange accounts. We and our employees within PRC who have been granted share options or stock appreciation rights, or PRC option/stock appreciation right holders, are subject to Circular 7 upon the listing of our ADSs on NYSE. If we or our PRC option/stock appreciation right holders fail to comply with these regulations, we or our PRC option/stock appreciation right holders may be subject to fines and other legal or administrative sanction.

Pursuant to the Notice on Relevant Issues Concerning Collection of Individual Income Tax Related to Income from Share Option issued by the Ministry of Finance and the State Administration of Taxation on March 28, 2005 and the Notice on Issues of Individual Income Tax Concerning Share Incentive Plan issued by the State Administration of Taxation on August 24, 2009, in connection with the share option plan of an overseas listed company, the difference received by a PRC individual who had been granted share options between the exercise price and the fair market price of such shares on the exercise date shall be imposed of individual income tax which shall be withheld by the PRC subsidiary of such overseas listed company.

Regulations on Labor Protection

The PRC Labor Contract Law and its Implementation Rules became effective on January 1, 2008 and September 18, 2008, respectively, which set out specific provisions related to fixed-term and unlimited-term employment contracts, part-time employment, labor dispatch, probation, consultation with labor union, employment without a written contract, dismissal of employees, severance and collective bargaining, pursuant to which relevant PRC government authorities enhanced their enforcement of labor laws and regulations. On December 28, 2012 the Labor Contract Law was amended to impose more stringent requirements on labor dispatch which will become effective on July 1, 2013. Pursuant to amended Labor Contract Law, (i) it is strongly emphasized that dispatched employees shall be entitled to equal pay for equal work as a fulltime employee of an employer; (ii) labor contracts between employers and employees shall be the basic form of employment adopted by Chinese enterprises and employment by labor dispatching is only a supplementary form and shall apply only to temporary, ancillary or substitute works; and (iii) an employer shall strictly control the number of dispatched employees so that they do not exceed certain percentage of total number of employees and the specific percentage shall be prescribed by the labor administrative department of the State Council.

On April 28, 2012, the State Council announced the Special Provisions on Labor Protection of Female Employees, or Female Protection Provisions. As stated in the Female Protection Provisions, a female employee shall be entitled to 98 days of maternity leave, among which 15 days of leave will be available before her giving birth. No employer may lower the wages, dismiss or terminate the employment agreement with a female employee as a consequence of her pregnancy, giving birth or breast-feeding. The Female Protection Provisions also provide rules of the maternity allowance and the relevant medical expenses for female employees who have and have not participated in maternity insurance respectively.

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

In connection with our initial public offering, we incorporated Acorn International, Inc. in the Cayman Islands on December 20, 2005 as our listing vehicle. Acorn International Inc. became our ultimate holding company when it issued shares to the existing shareholders of China DRTV on March 31, 2006 in exchange for all of the shares that these shareholders held in China DRTV. In September 2007, we entered into a share purchase agreement to acquire MK AND T Communications Limited. The acquisition was completed in November 2008. In October 2007, we formed two Hong Kong subsidiaries wholly-owned by China DRTV, Bright Rainbow Investments Limited and Emoney Investments Limited. On December 13, 2007, we formed Acorn Trade (Shanghai) Co., Ltd., a PRC subsidiary wholly-owned by China DRTV, through which we conduct our wholesale distribution business. Prior to this, our wholesale distribution business was conducted through our two affiliated entities, Shanghai Network and Beijing Acorn. In April, 2008, we transferred 100% of the ownership interest in Shanghai HJX to Bright Rainbow Investments Limited. In December 2008, we acquired 100% of the equity interests of Yiyang Yukang, a mobile phone producer and distributor in China and former third-party supplier of our mobile phone products, which is now a subsidiary of the Company. In February 2010, Emoney Investments Limited was deregistered.

Shanghai Network and Beijing Acorn, our two affiliated entities, are currently owned by two PRC citizens, Don Dongjie Yang, our co-founder, chief executive officer and director, and Weiguo Ge, an assistant general managers of our finance department. Shanghai Network is primarily engaged in our TV direct sales business throughout China except for Beijing. Beijing Acorn is primarily engaged in our TV direct sales business in Beijing. We have entered into contractual arrangements with these two affiliated entities pursuant to which our wholly owned subsidiary, Acorn Information Technology (Shanghai) Co., Ltd., provides technical support and management services to these affiliated entities. In addition, we have entered into agreements with these two affiliated entities and their shareholders, Don Dongjie Yang and Weiguo Ge, providing us with the ability to effectively control each of these affiliated entities. Accordingly, we have consolidated historical financial results of these two affiliated entities in our financial statements as variable interest entities pursuant to U.S. GAAP. Mr. Yang and Mr. Ge collectively hold 12.93% of the outstanding shares of our Company as of the date of this Form 20-F.

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

We have been advised by our PRC legal counsel, Commerce & Finance, however, that there are uncertainties regarding the interpretation and application of current and future PRC laws and regulations with respect to these matters. Accordingly, we cannot assure you that the PRC regulatory authorities, in particular SAIC and MOFCOM, which regulate foreign investment in direct sales companies, will not in the future take views that are contrary to the above opinions of our PRC legal counsel. If the current agreements that establish the structure for conducting our PRC direct sales business were found to be in violation of existing or future PRC laws or regulations, we may be required to restructure our ownership structure and direct sales operations in China or to carry out other actions required by relevant PRC government authorities to comply with PRC laws and regulations, or we could be subject to severe penalties. See Item 3.D, “Key Information—Risk Factors—Risks Related to the Regulation of Our Business—If the PRC government takes the view that the agreements that establish the structure for operating our TV and other direct sales business in China do not comply with PRC governmental restrictions on foreign investment in these areas, we could be subject to severe penalties”.

As part of our reorganization, we deregistered U King Communications Equipment (Hong Kong) Limited in May 2011, transferred 100% of the ownership interest in Shanghai Advertising to MK AND T Communications Limited in October 2011 and disposed of our shareholding in Acorn Hong Kong Holdings Limited in December 2011. In addition, we deregistered our wholly-owned subsidiary, Shanghai Acorn Enterprise Management Consulting Co., Ltd. in January 2013, and is currently in the process of deregistering Beijing HJZX Software Technology Development Co., Ltd., which is expected to be completed in 2013.

The following diagram illustrates our current corporate structure and the place of formation, ownership interest and affiliation of each of our subsidiaries and the two affiliated entities as of the date of this Form 20-F(1):

Acorn International, Inc.
(Cayman Islands)
100%
China DRTV, Inc.
(British Virgin Islands)
100%
Smooth Profit Limited
(British Virgin Islands)
100%
100%
MK AND T
Communications Limited
(Hong Kong)
Bright Rainbow
investments Limited
(Hong Kong)
Outside China
In China
100%
Shanghai Acorn
Advertising
Broadcasting Co., Ltd.
100%
Wuxi Enterprise
Management
Consulting Co., Ltd
100%
Shanghai HJX
Digital Technology
Co., Ltd
100%
Yiyang Yukang
Communication
Equipment Co. Limited
100%
Zhuhai Acorn
Electronic
Technology Co., Ltd
51%
Zhuhai Sunrana
Bio- Tech Co., Ltd.(4)
100%
Beijing Acorn
Youngleda Oxygen
Generating Co., Ltd.
100%
Beijing HJZX Software
Technology Development
Co., Ltd.
100%
Acorn Trade
(Shanghai) Co., Ltd.
75%
Zhongshan Meijin Digital
Technology Co., Ltd.
100%
Acorn Information
Technology (Shanghai)
Co., Ltd
50%
Shanghai Acorn HJX
Software Technology
Development Co., Ltd.
50%
100%
Acorn International
Electronic Technology
(Shanghai) Co., Ltd.
(2)(3)
Don Dongjie Yang
Weiguo Ge
75%
25%
Shanghai Acorn Network
Technology Development
Co., Ltd.
Beijing Acorn Trade
Co., Ltd.
Equity ownership
Contractual arrangements

(1)	For risks related to our current corporate structure, see Item 3.D, “Key Information—Risk Factors—Risks Related to the Regulation of Our Business”.
(2)

Agreements that provide us with effective control over Shanghai Acorn Network Technology Development Co., Ltd. and Beijing Acorn Trade Co., Ltd. include equity pledge agreements, irrevocable powers of attorney, a loan agreement, operation and management agreements, exclusive purchase agreements and spouse consent letters. We may modify our contractual arrangements from time to time to facilitate our operations. For previous changes in our contractual arrangements, please see Item 3.C, “Organizational Structure” for further information.

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

In addition, Shanghai HJX, Acorn International Electronic Technology (Shanghai) Co., Ltd. and Zhuhai Acorn Electronic Technology Co., Ltd. and Acorn Trade (Shanghai) Co., Ltd. manufacture and distribute through our nationwide distribution network most of our electronic learning products, electronic dictionary products, posture correction products and oxygen generating devices, and each provides technical support and after-sales services for such products. The direct sales of our consumer electronics products and other fitness products are primarily conducted through Shanghai Network and Beijing Acorn.

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

•

Irrevocable Powers of Attorney. Under irrevocable powers of attorney, each of the two shareholders of Shanghai Network and Beijing Acorn, Don Dongjie Yang and Weiguo Ge, has granted to designees of Acorn Information, Lifu Chen, one of our senior vice presidents, and Yongqiang Zhu, one of our senior vice presidents, the power to exercise all voting rights of such shareholder in the shareholders’ meetings, including but not limited to the power to determine the sale or transfer of all or part of such shareholder’s equity interest in, and appoint the directors of, Shanghai Network and Beijing Acorn. These irrevocable powers of attorney have terms of ten years and will automatically renew for another ten years unless terminated by the above-mentioned designees of Acorn Information in writing three months prior to their expiry.

•

Loan Agreement. Under the loan agreement among Acorn Information and the shareholders of these two affiliated entities, Don Dongjie Yang and Weiguo Ge, Acorn Information made a loan to Don Dongjie Yang and Weiguo Ge in an aggregate amount of RMB 162.5 million and agreed to make additional loans not exceeding RMB 30.4 million to Don Dongjie Yang and Weiguo Ge. The loan is to be used primarily for capital investments by the shareholders in Shanghai Network and Beijing Acorn. The loan can only be repaid by the shareholders’ transfer of their interests in Shanghai Network and Beijing Acorn to Acorn Information or its designee when permissible under PRC law. The initial term of the loan is ten years and will automatically be renewed for another ten years absent a written termination notice from Acorn Information.

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

D. Property, Plant and Equipment

We are headquartered in Shanghai and own an office space of 3,852 square meters. In addition, we have leased an aggregate of approximately 19,315 square meters of office and call center spaces in Beijing, Shanghai and Wuxi. Our leases are typically for a term from one to five years. Our four central warehousing hubs cover approximately 40,410 square meters, among which 4,940 square meters are subject to varying lease terms. We typically enjoy a priority right to renew our leases for our warehouses.

Our manufacturing facilities in Beijing, Shanghai, Shenzhen and Zhuhai occupy an aggregate of approximately 5,808 square meters. Our manufacturing facilities in Zhuhai are used for the production of our oxygen generating device product line, our manufacturing facilities in Shanghai are used for the production of our posture correction product lines, and our manufacturing facility in Shenzhen is used for the production of our electronic learning product line.

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

During the first quarter of 2009, we obtained a fifty-year land use right of a piece of land in Qingpu district of Shanghai for aggregate consideration of approximately RMB51.2 million (approximately $7.5 million). We have completed the construction of a warehouse and a factory for keeping our inventories and manufacturing our proprietary branded products, the building ownership certificates of which had been obtained on December 20, 2012.

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

A. Operating Results

Overview

We are a media and branding company in China, operating one of China’s largest TV direct sales businesses in terms of revenues and TV airtime. We have strong media resources, through which we offer and market a diverse portfolio of proprietary products. We have built a proven track record of developing, promoting and selling proprietary-branded products, as well as products from established third parties. We sell our products primarily through our TV direct sales platform, other direct sales platform which include outbound calls, Internet sales, catalog sales and third-party bank channel sales, as well as our nationwide distribution network. Our core strategy is to generate sales by building proprietary brands via buying and utilizing all forms of media.

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

Our net revenues and operating income in any period are largely driven by our direct sales platforms and distribution network as well as our product mix, advertising expenses, and promotional events occurring in the period. Our net revenues, which include direct sales net revenues and distribution net revenues, were $293.2 million, $362.1 million and $242.6 million, in 2010, 2011 and 2012, respectively. Direct sales net revenues, which include both net proceeds from products sold through our TV direct sales programs and net proceeds from products sold through our other direct sales platforms, increased from $195.8 million in 2010 to $291.5 million in 2011, and decreased to $193.6 million in 2012. The significant decrease in our direct sale net revenues in 2012 was primarily due to the significant drop in our mobile phone sales. Distribution net revenues, which are derived from sales of products to our distributors, decreased from 97.4 million in 2010 to $70.5 million in 2011, and to $49.0 million in 2012. In addition, we recorded operating losses of $21.9 million and $12.8 million in 2012 and 2010, respectively, compared to operating income of $1.1 million in 2011.

Our longer term goal is to become the leading media and branding company in China and to capitalize on our integrated multi-media platform with an aim to become partners of choice for both well-established and promising new businesses to market and distribute their products in China. To achieve this goal, our management has adopted a new performance review system since 2010 which focuses on the optimization of our media return and spending. In addition, we will continue to grow our business across product lines and platforms, including Yierjian abdominal trainer and Ozing electronic learning products, as well as our TV and other direct sales platforms. We also plan to further enhance our customers’ brand loyalty through a more effective business strategy, higher product quality, and better customer service, thereby achieving higher productivity and profitability.

Factors Affecting Our Results of Operations

We have benefited from a number of trends that are currently accelerating the growth of the direct sales industry in China, including, among other things, overall economic growth that has resulted in increased disposable income and discretionary consumer spending. Company-specific factors that may affect our future financial condition and results of operations include, among other things, the following:

•	the mix of product lines selected by us for marketing through our various sales platforms:

Although we maintain and offer a diverse product portfolio, we generally focus on marketing and selling four to six featured product lines at any one time through our TV and other direct sales platform, and a limited number of products through our nationwide distribution network. Consequently, we have been, and expect to continue to be, dependent on a limited number of featured product lines to generate a large percentage of our net revenues. For example, sales of our mobile phone products, our top selling product line in 2012, contributed to $64.7 million in our net revenues, representing 26.6% of our total gross revenues in 2012. Among these featured product lines, some of which generally enjoys higher profit margin, such as our fitness and cosmetics product lines, while some of which generally have lower profit margin, such as our mobile phone product line. Currently, our featured product lines mainly include mobile phone products, fitness products, electronic learning products, collectible products and health products. We expect that our fitness product line featuring our Yierjian abdominal trainer and new models of Ozing electronic learning products to be our major revenue drivers in 2013.

•	the mix of our TV versus other direct sales platforms:

We sell our products through our TV direct sales platform, other direct sales platform and our nationwide distribution network. Our direct sales (including both TV and other direct sales) accounted for 66.8%, 80.5% and 79.8%, respectively, of our net revenues in 2010, 2011 and 2012, respectively, while our distribution sales accounted for 33.2%, 19.5% and 20.2%, respectively, of our net revenues in 2010, 2011 and 2012, respectively. We expect to continue to focus on our TV and other direct sales platforms, which we believe to be our core competency.

•	new product introduced by us and our ability to identify new products:

Our ability to maintain or grow our revenue depends on our ability to successfully identify, develop, introduce and distribute in a timely and cost-effective manner new and upgraded product offerings. We employ a systematic identification and development process. After a potential featured product has been identified and tested, we evaluate a number of key benchmarks, particularly estimated profitability relative to our media expenses, in determining whether to conduct full-scale sales and marketing. We also seek to diversify our product offerings by adding products that offer recurring revenue opportunities. To help us identify suitable new products, we entered into an exclusive partnership agreement on July 21, 2011 with GIS, a full-service international direct-response television distributor, pursuant to which GIS will search for and identify products of interest for us and obtain rights to such products on our behalf. As of the date of this Form 20-F, we identified three new products through GIS, among which one product had been marketed by us in 2012.

•	the amount and timing of operating expenses incurred by us, in particular our media procurement expenses:

Our revenues are driven significantly by our spending on advertising, particularly our TV direct sales programs. Our total advertising expenses increased from $58.5 million in 2010 to $68.6 million in 2011 and then decreased to $58.3 million in 2012. The largest component of our total advertising expenses, constituting over 90% of total advertising expenses in each of 2010, 2011 and 2012, is purchased TV advertising time, which correlates to the conversion rate of our inbound calls. The primary performance metric we track and analyze on a daily basis is the conversion rate of our inbound calls. The conversion rate for inbound calls, which is the percentage of inbound calls that result in product purchase orders, was 25.4%, 31.4% and 36.2%, in 2010, 2011 and 2012, respectively. The increase in conversion rate in 2012 was primarily due to increased sales of fitness products that generally have higher conversion rates, as well as the lower average selling prices of products sold through inbound calls. We believe that with our more focused and targeted media spending, we could further improve the conversion rate of our inbound calls, thereby increase our net revenues.

Our advertising cost per minute varies depending on the channels. Certain CCTV channels, which generally have a broader reach, are more expensive. Some TV channels increase their rates annually. In addition, we have experienced more significant rate increases on some of our national satellite TV channels, compared to our other TV channels, as their reach and ratings have increased. In order to maximize the effectiveness of the media spending under the increasing rate environment and to enhance the media return, we switched to some TV channels with higher media returns and allocated more non-prime time with lower rates. Our average per minute advertising cost for TV direct sales programs in 2010, 2011 and 2012 was approximately $215, $342 and $292, respectively. In 2012, our top five TV channels in terms of amount of our advertising expenditures accounted for approximately 79.4% of our total advertising expenditures of TV direct sales programs and constituted approximately 62.4% of the total TV airtime of our TV direct sales programs.

In addition to the factors above, intensified competition in the direct sales industry in China presents new challenges to our business. Related challenges include the evolving nature of the TV direct sales industry and our business model and a continuously evolving competitive landscape. To address these challenges, among other things, we regularly evaluate developments and the competitive landscape in the consumer retail market in China (including the TV direct sales market in China). In turn, as appropriate, we adjust our product offerings, sales and marketing efforts and business strategy. We undertake these adjustments in connection with constant evaluation of our media allocation for each product to maximize return on our media expenditures. For example, we track and analyze data generated through our call center operations. Using this data, we adjust the products we promote on TV, the frequency and time slots of our TV direct sales programs, as well as the TV channels on which we broadcast our programs on a weekly basis.

For a detailed discussion of other factors that may cause our results of operations to fluctuate, see Item 3.D, “Key Information—Risk Factors—Risks Relating to Our Business.”

Revenues

	For the years ended December 31,
	2010		2011		2012
	Amount	% of total revenue, net	Amount	% of total revenue, net	Amount	% of total revenue, net
	(in U.S. dollars, except percentage)
Revenues:
Direct sales, net	$195,821,308	66.8%	$291,524,509	80.5%	$193,614,500	79.8%
Distribution sales, net	97,419,877	33.2%	70,533,404	19.5%	48,959,174	20.2%

Total revenues, net	$293,241,185	100.0%	$362,057,913	100.0%	$242,573,674	100.0%

Our net revenues consist of direct sales net revenues generated from our TV and other direct sales platforms and distribution sales net revenues. The percentage of our total net revenues attributable to direct sales and distribution sales revenues varies from period to period based on, among other things, our TV airtime dedicated to our proprietary or third-party products in any given period. The decrease in distribution sales net revenues as a percentage of our net revenues from 2010 to 2011 primarily reflected our strategy to focus on direct sales of our proprietary products since 2010, while such percentage remained relatively stable in 2012 primarily due to the lower-than-expected sales performance by our direct sales platforms.

Direct sales net revenues represent product sales through our TV direct sales programs and our other direct sales platforms, including outbound calls, Internet sales, catalog sales and third-party bank channel sales. To date, a significant portion of our direct sales net revenues have been generated from our TV direct sales platform. We plan to continue to develop other direct sales platform, in particular Internet sales and outbound calls, to increase our revenues in 2013.

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

Cost of Revenues

Cost of revenues represents our direct costs to manufacture, purchase or develop products sold by us to consumers or our distributors. For a particular product, the related cost of revenues is the same regardless of whether sold by us directly to consumers or to our distributors. The most significant factor in determining cost of revenues as a percentage of revenue in any period is our product mix for the period. For example, our mobile phone or electronic learning products currently have a higher per unit cost of revenues as compared to other products such as our fitness or cosmetics products, which often results in a lower gross margin for such products.

Cost of revenues does not include advertising or other selling and marketing expenditures. These expenditures are incurred for the benefit of each of our sales and distribution platforms and, as such, are treated as operating expenses and not as cost of revenues. As described below under “Critical Accounting Policies”, however, certain payments received under our joint sales arrangements may reduce our cost of revenues or advertising expenses.

Operating (Expenses) Income

Our operating (expenses) income consist of advertising expenses, other selling and marketing expenses, general and administrative expenses and other operating income, net.

Advertising Expenses

Advertising expenses consist primarily of the expenses of purchasing our advertising media, mostly the expense of TV advertising time and, to a significantly lesser extent, other media, primarily Internet, print and radio advertising. Advertising expenses also include payments to reimburse certain of our distributors for a portion of their local TV airtime, print media and other advertising-related expenses in support of our products distributed by them. To date, we have not deferred any advertising expenses, and all such advertising expenses have been recognized as incurred.

We use our purchased TV advertising time to broadcast our TV direct sales programs and our product-oriented promotional advertising. Our advertising expenses primarily include the cost of the TV advertising time used to broadcast our TV direct sales programs. We also promote brands through print and other media, primarily Internet, print and radio advertising. We enter into our advertising agreements near the end of each year and consequently the balance of our prepayment for advertising is usually at its highest level at the year-end. In 2012, we generally entered into advertising agreements with more flexible terms to help optimize our media spending.

Other Selling and Marketing Expenses

Other selling and marketing expenses consist primarily of costs related to product delivery and handling, salary and benefits for our call center sales and marketing personnel, and the production of our TV direct sales programs and other advertising. We rely significantly on EMS and local delivery companies to deliver our products and to collect payments in connection with our products delivered on a cash on delivery, or COD, payment method. In general, we are responsible for the delivery and handling fee regardless of whether the delivery is successful.

General and Administrative Expenses

General and administrative expenses consist primarily of compensation and benefits for general management, finance and administrative personnel costs, depreciation and amortization with respect to equipment used for general corporate purposes, professional fees, research and development expenditures, allowances for doubtful accounts and other expenses for general corporate purposes.

Other Operating Income, Net

Other operating income, net consists primarily of government subsidies. We receive government subsidies from local government agencies for certain taxes paid by us, including value-added, business and income taxes, as well as part of the incentives provided by local government for our investment in the local district.

Taxation

We are incorporated in the Cayman Islands and are not subject to tax in this jurisdiction. Our subsidiaries China DRTV and Smooth Profit are incorporated in BVI and are not subject to tax in this jurisdiction. Our subsidiaries Bright Rainbow Investments Limited and MK AND T Communications Limited are incorporated in Hong Kong and are subject to statutory income tax on their Hong Kong sourced income. Our other subsidiaries and affiliated companies are PRC companies. In addition to enterprise income tax, our PRC subsidiaries and affiliated companies are subject to a 17% value added tax, or VAT, on sales in accordance with relevant PRC tax laws. VAT taxes payable are accounted for through the balance sheet and do not have an income statement effect. The statutory income tax rate applicable to PRC companies is 25% for calendar years starting on or after January 1, 2008.

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

For 2010, 2011 and 2012, several of our PRC subsidiaries and affiliated companies benefited from the following special tax rates or incentives:

Shanghai Advertising and Acorn Information, both registered in Pudong New District, Shanghai of the PRC, were subject to 22% Enterprise Income Tax, or EIT, in 2010, 24% EIT in 2011 and 25% EIT in 2012 pursuant to the local tax preferential arrangement.

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

HJZX Software, as a recognized software company, has been eligible for the Tax Holiday since 2009.

We have adopted the provisions of ASC740-10, “Income Taxes—Overall” (previously FASB Interpretation No. 48, “Accounting For Uncertainty in Income Taxes—an Interpretation of SFAS No. 109”). Based on our analyses under ASC740-10, we have made our assessment of the level of authority for each tax position (including the potential application of interest and penalties) based on the technical merits of the position, and have measured the unrecognized benefits associated with the tax positions accordingly. As of December 31, 2010, 2011 and 2012, we had unrecognized tax benefits of approximately $3.1 million, $2.5 million and nil, respectively.

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

Revenue Recognition

We recognize net revenue for sales through our direct sales platforms upon delivery of the products to, and acceptance by, our customers (“F.O.B Destination”). These revenues are recognized net of sales tax incurred. We rely significantly on EMS and local delivery companies to deliver products sold through our direct sales platforms. It generally takes one to seven days for a product to be delivered by EMS and local delivery companies, with these companies regularly reporting to us product delivery status. For unsuccessful deliveries, EMS and local delivery companies are required to return the undelivered products to us. It generally takes EMS two to four weeks, and local delivery companies seven to ten days, to return the undelivered products to us. Direct sales revenues are adjusted in the current accounting period based on actual unsuccessful product deliveries experience reported by EMS and local delivery companies.

We recognize net revenues for products sold through our nationwide distribution network when products are delivered to and accepted by our distributors (“F.O.B. Destination”). In most cases, the distributors are required to pay in advance for our products. Some distributors are given customary credit terms within the industry based on their creditworthiness. The distributor agreements do not provide discounts, chargebacks, price protection and stock rotation rights. However, certain distributor agreements provided performance-based cash rebates which were net against revenue at the time revenue was recorded. Accordingly, we record the revenues when products are delivered to and accepted by the distributors as there are no future remaining obligations. In 2010, 2011 and 2012, the costs associated with cash rebates were insignificant.

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

Valuation of Deferred Tax Assets

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

We periodically evaluate the likelihood of the realization of deferred tax assets, and reduce the carrying amount of these deferred tax assets by a valuation allowance to the extent we believe a portion will not be realized. We consider many factors when assessing the likelihood of future realization of our deferred tax assets, including our recent cumulative earnings experience by taxing jurisdiction, expectations of future taxable income, the carry-forward periods available to us for tax reporting purposes and other relevant factors.

We recognize the impact of an uncertain income tax position at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority. We classify interests and penalties related to income tax matters in income tax expense.

Results of Operations

The following table sets forth our condensed consolidated statements of operations by amount and as a percentage of our total net revenues for 2010, 2011 and 2012:

	For the years ended December 31,
	2010		2011		2012
	Amount	% of total revenues, net	Amount	% of total revenues, net	Amount	% of total revenues, net
	(in thousands, except for percentages)
Condensed Consolidated
Statements of Operations Data
Revenues:
Direct sales, net	$195,821	66.8%	$291,525	80.5%	$193,615	79.8%
Distribution sales, net	97,420	33.2%	70,533	19.5%	48,959	20.2%

Total revenues, net	293,241	100.0%	362,058	100.0%	242,574	100.0%

Cost of revenues:
Direct sales	106,990	36.5%	160,360	44.3%	96,472	39.8%
Distribution sales	74,732	25.5%	45,584	12.6%	35,475	14.6%

Total cost of revenues	181,722	62.0%	205,944	56.9%	131,947	54.4%

Gross profit	111,519	38.0%	156,114	43.1%	110,627	45.6%

Operating (expenses) income
Advertising expenses	(58,470)	(19.9)%	(68,563)	(18.9)%	(58,338)	(24.0)%
Other selling and marketing expenses	(43,377)	(14.8)%	(59,854)	(16.5)%	(50,346)	(20.8)%
General and administrative expenses	(25,434)	(8.7)%	(31,681)	(8.8)%	(27,071)	(11.2)%
Other operating income, net	2,977	1.0%	5,084	1.4%	3,277	1.4%

Total operating (expenses) income	(124,304)	(42.4)%	(155,014)	(42.8)%	(132,478)	(54.6)%

Income (loss) from operations	(12,785)	(4.4)%	1,100	0.3%	(21,851)	(9.0)%

Other (expense) income	4,826	1.6%	7,822	2.2%	5,755	2.4%
Total income tax (expense) benefit	1,539	0.5%	(3,111)	(0.9)%	(1,822)	(0.8)%
Equity in losses of affiliates	(797)	(0.2)%	(772)	(0.3)%	—	—
Income from extraordinary items, net of tax	828	0.3%	—	—	—	—

Net income (loss)(1)	(6,389)	(2.2)%	5,039	1.4%	(17,918)	(7.4)%
Net income (loss) attributable to non-controlling interest	(20)	(0.0)%	84	0.0%	(8)	(0.0)%

Net income (loss) attributable to Acorn International, Inc.	(6,409)	(2.2)%	5,123	1.4%	(17,926)	(7.4)%

	For the years ended December 31,
	2010		2011		2012
	Amount	% of total revenues, net	Amount	% of total revenues, net	Amount	% of total revenues, net
	(in thousands, except for percentages)
(1) Includes share-based compensation of:
General and administrative expenses	(215)	(0.0)%	(130)	(0.0)%	(424)	(0.2)%

The table below summarizes our gross revenues for 2010, 2011 and 2012, broken down by product categories:

	2010 $‘000	Sales %	2011 $‘000	Sales %	2012 $‘000	Sales %
Mobile phones	125,074	42.6	165,958	45.7	64,713	26.6
Fitness products	403	0.1	12,064	3.3	62,630	25.7
Electronic learning products	69,535	23.7	62,539	17.2	41,345	17.0
Collectible products	18,040	6.1	33,194	9.1	20,427	8.4
Health products	12,950	4.4	13,348	3.7	10,692	4.4
Consumer electronics products	14,035	4.8	24,249	6.7	8,490	3.5
Cosmetics products	26,233	8.9	24,857	6.8	7,089	2.9
Auto products	9,753	3.3	1,189	0.3	452	0.2
Other products	17,503	6.1	25,601	7.2	27,442	11.3

Total gross revenues	293,526		362,999		243,280
Less: sales taxes	(285)		(941)		(706)
Total revenues, net	293,241		362,058		242,574

Comparison of Years Ended December 31, 2010, December 31, 2011 and December 31, 2012

Revenues

Our total net revenues, which include direct sales net revenues and distribution sales net revenues, increased 23.5% from $293.2 million in 2010 to $362.1 million in 2011 and decreased 33.0% to $242.6 million in 2012. The decrease in our net revenues in 2012 was primarily due to weak demand and intense competition in China’s mobile phone market and lower sales of Ozing electronic learning products as we transitioned the business to focus on Ozing models with mobile internet interactive features and provided higher discounts to our older models of our Ozing electronic learning products in the latter half of the year, partially offset by a strong growth in our fitness products which generally have higher margin.

The increase of $68.8 million in total net revenues in 2011 primarily reflected increased sales of Gionee branded mobile phones and our collectables products through our direct sales platforms, partially offset by decreased distribution sales net revenues as a result of decreased sales of Yukang branded mobile phones, as well as the decreased sales in Ozing electronic learning products due to a slowdown in the electronic learning products market.

In 2010, 2011 and 2012, approximately 66.8%, 80.5% and 79.8% of our total net revenues, respectively, were generated through our direct sales platforms while approximately 33.2%, 19.5% and 20.2% of our total net revenues were generated from our nationwide distribution network, respectively.

The following table sets forth our three best-selling product lines for our direct sales platforms by net revenues and as a percentage of applicable total direct sales gross revenues for the periods indicated, together with reconciliation to direct sales net revenues:

		2010			2011			2012
Product	Brand	Revenues	percentage	Rank	Revenues	percentage	Rank	Revenues	percentage	Rank
		(in thousands, except percentages and ranks)
Direct Sales:
Mobile phone products	Gionee, K-touch, U-king, Lenovo, Nokia & Konka	$101,907	52.0%	1	$164,519	56.3%	1	$64,475	33.2%	1
Fitness products	Yierjian	—	—		—	—		$61,936	31.9%	2
Collectibles products		$18,040	9.2%	3	$33,194	11.4%	2	$20,193	10.4%	3
Cosmetics products	Aoya, Cobor, Dr Cell, Softto and CMM	$26,110	13.3%	2	$24,857	8.5%	3	—	—
Direct Sales-total top three		$146,057	74.5%		$222,570	76.1%		$146,604	75.5%
Other products revenues		$50,041	25.5%		$69,720	23.9%		$47,617	24.5%
Total direct sales gross revenues		$196,098	100%		$292,290	100%		$194,221	100%
Total sales tax		$(277)			$(765)			$(606)
Total direct sales net revenues		$195,821			$291,525			$193,615

Direct sales net revenues, which include both net proceeds from products sold through our TV direct sales platform and net proceeds from products sold through our other direct sales platforms, increased 48.9% from $195.8 million in 2010 to $291.5 million in 2011 and decreased 33.6% to $193.6 million in 2012. The net decrease of $97.9 million in direct sales net revenues in 2012 primarily reflected a $100.0 million, or 60.8%, decrease in sales of mobile phones as compared to 2011. While mobile phone products remained our best-selling direct sales products, these products accounted for only 33.2% of our direct sales net revenues in 2012 as compared to 56.3% in 2011. Our top three products sold through our direct sales platforms in 2012 were mobile phones, fitness and collectibles products, which collectively accounted for $146.6 million, or 75.5%, of our direct sales gross revenues in 2012.

The net increase of $95.7 million in direct sales net revenues in 2011 primarily reflects our 61.4% increase in sales of mobile phones, led by sales of the Gionee A320 mode, which accounted for 56.3% of direct sales net revenues in 2011, offset by the decline in electronic learning products. Our top three direct sales products in 2011 were mobile phone, cosmetics and collectibles, which accounted for $222.6 million, or 76.1% of our direct sales net revenues in that year.

In addition, our net revenues from other direct sales channels increased from approximately $108.9 million in 2010 to approximately $162.0 million in 2011 and decreased to approximately $91.8 million in 2012. The $70.2 million decrease in net revenues generated from other direct sales channels in 2012 primarily resulted from the decreased sales of our mobile phone products. Our net revenues generated from other direct sales channels accounted for 55.6%, 55.6% and 47.4%, respectively, of our total direct sales net revenues in 2010, 2011 and 2012. The decrease in 2012 was primarily due to we gradually shifted our focus of other direct sales channels from third party bank channels to outbound calls and Internet sales. With our new focus on outbound calls and Internet sales, we expect the relative contribution of other direct sales platforms will increase over time.

The following table sets forth our three best-selling product lines for our distribution network by net revenues and as a percentage of applicable total distribution sales gross revenues for the periods indicated, together with reconciliation to distribution sales net revenues:

		2010			2011			2012
Product	Brand	Revenues	percentage	Rank	Revenues	percentage	Rank	Revenues	percentage	Rank
		(in thousands, except percentages and ranks)
Distribution Sales:
Electronic learning and dictionary products	Ozing & Meijin	$63,529	65.2%	1	$58,875	83.3%	1	$40,294	82.1%	1
Health products	Zehom	$4,412	4.5%	3	$5.847	8.3%	2	$3,983	8.1%	2
Posture correction products	Babaka	—	—		$3,967	5.6%	3	$3,536	7.2%	3
Mobile phone products	Gionee, K-touch, U-king, Lenovo, Nokia & Konka	$23,168	23.8%	2	—	—		—	—
Distribution sales-total top three		$91,109	93.5%		$68,689	97.2%		$47,813	97.4%
Other products revenues		$6,319	6.5%		$2.019	2.8%		$1,247	2.6%
Total distribution sales gross revenues		$97,428	100%		$70,708	100%		$49,060	100%
Total sales tax		$(8)			$(175)			$(101)
Total distribution sales net revenues		$97,420			$70,533			$48,959

Distribution sales net revenues, which are derived from sales of products to our distributors, decreased 27.6% from $97.4 million in 2010 to $70.5 million in 2011 and further decreased 30.6% to $49.0 million in 2012. The net decrease of $21.6 million in our distribution net revenues in 2012 was primarily due to decreased market demand and price discounts offered to distributors on older models of electronic learning products prior to the launch of new models incorporating mobile internet interactive features in the second half of 2012. Our top three distribution sales products in 2012 were our electronic learning products, health products and posture correction products, which accounted for $47.8 million, or 97.4%, of our distribution sales gross revenues in 2012.

The decrease of $26.9 million in distribution sales net revenues in 2011 was primarily due to the decreased sales of Yukang branded mobile phones, decreased sales of Ozing electronic learning products due to less market demand and decreased sales of auto products through our distribution channels.

Cost of Revenues

Our cost of revenues is primarily dependent upon the mix of products and units sold during the relevant period.

Our total cost of revenues increased from $181.7 million in 2010 to $205.9 million in 2011 and decreased to $131.9 million in 2012 in line with the increase or decrease of our sales level. As a percentage of total net revenues, total cost of revenues was 62.0%, 56.9% and 54.4% in 2010, 2011 and 2012, respectively. The fluctuations in cost of revenues in 2011 and 2012 were primarily as a result of the increase and decrease in sales and a shift in the product mix in 2011 and 2012, respectively.

Direct sales cost of revenues increased 49.9% from $107.0 million in 2010 to $160.4 million in 2011, and decreased 39.8% to $96.5 million in 2012. The fluctuations in 2011 and 2012 primarily reflected the increase and decrease in direct sales in 2011 and 2012, respectively, in particular sales of mobile phone products which generally have higher per-unit costs.

Distribution sales cost of revenues decreased from $74.7 million in 2010 to $45.6 million in 2011, representing a 39.0% decrease in 2011, and further decreased to $35.5 million in 2012, representing a 22.2% decrease in 2012. The decrease in 2012 primarily reflected the decreased sales of electronic learning products. The decrease in 2011 primarily reflected the decreased sales of our mobile phone products.

Gross Profit and Gross Margin

The following table sets forth gross profits and gross margins (being gross profit divided by the related net revenues) for our direct sales and distribution sales platforms:

	For the years ended December 31,
	2010		2011		2012
	Gross profit	Gross margin	Gross profit	Gross margin	Gross profit	Gross margin
	(in thousands, except percentages) (in U.S. dollars)
Direct sales	$88,831	45.4%	$131,165	45.0%	$97,143	50.2%
Distribution sales	22,688	23.3%	24,949	35.4%	13,484	27.5%

Total	$111,519	38.0%	$156,114	43.1%	$110,627	45.6%

Our total gross profits increased from $111.5 million in 2010 to $156.1 million in 2011 and then decreased to $110.6 million in 2012. Our overall gross margin increased from 38.0% in 2010 to 43.1% in 2011 and further increased to 45.6 % in 2012. Changes in our gross margins from period to period are driven by changes in our product mix and the platforms through which we sell them. The increase in gross margin in 2012 was largely due to a shift in product mix to include more sales of fitness products in direct sales, which generally have higher margins, as well as the decreased sales in mobile phone products that generally have lower margins. The increase in gross margin in 2011 was largely due to a shift in product mix to include less sales of mobile phone products in distribution, which generally have lower margins.

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

Gross margin on direct sales remained stable at around 45.0% in 2010 and 2011 and increased to 50.2% in 2012. The increase in gross margin on direct sales in 2012 was primarily due to a shift in product mix to include more sales of fitness products, which generally have higher margin.

Gross margin on distribution sales increased from 23.3% in 2010 to 35.4% in 2011 and then decreased to 27.5% in 2012 due primarily to the gross margin decrease in electronic learning products due to fierce competition and greater discounts provided to distributors for promotion of the older models of our Ozing electronic learning products. The increased gross margin on distribution sales in 2011 was primarily due to decrease in mobile phone sales in distribution, which generally have lower margins.

Operating (Expense) Income

Our total operating (expense) income increased from $124.3 million in 2010 to $155.0 million in 2011 and decreased to $132.5 million in 2012. Of the total decrease in 2012, $10.2 million was attributable to the decrease in advertising expenses; $9.5 million reflected the decrease in other selling and marketing expenses; and $4.6 million reflected the decrease in general and administrative expenses. These decreases were partially offset by a $1.8 million decrease in other operating income, net. Of the total increase in 2011, $10.1 million was attributable to the increase in advertising expenses; $16.5 million reflected the increase in other selling and marketing expenses; and $6.2 million reflected the increase in general and administrative expenses. Total operating expense, as a percentage of total net revenue, increased from 42.4% in 2010, to 42.8% in 2011 and further to 54.6 % in 2012.

Advertising Expenses

Our advertising expenses increased from $58.5 million in 2010 to $68.6 million in 2011 and then decreased to $58.3 million in 2012. As a percentage of total net revenues, advertising expenses decreased from 19.9% in 2010 to 18.9% in 2011, and then increased to 24.0% in 2012. The overall decrease in advertising expenses in 2012 was primarily as a result of switching to some TV channels with higher media returns and allocating more non-prime time with lower rates, and the increase in advertising expenses as a percentage of our net revenues reflected our lower media efficiency in 2012 which was primarily due to the decline in our sales and higher overall media prices. The overall increase in advertising expenses in 2011 primarily reflects our increased media procurement in accordance with our new media strategy.

Advertising expenses related to purchased TV advertising time increased by 16.3% from $54.7 million in 2010 to $63.6 million in 2011 and decreased by 14.3% to $54.5 million in 2012. The decrease of purchased TV advertising expenses in 2012 was mainly due to a shift in our TV channel mix to include channels with higher media returns and allocating more non-prime time with lower rates. The $10.1 million increase of purchased TV advertising expenses in 2011 was mainly due to the sharply increase of average per minute advertising cost from $215 in 2010 to $342 in 2011.

Other Selling and Marketing Expenses

Our other selling and marketing expenses increased 38.0% from $43.4 million in 2010 to $59.9 million in 2011 and then decreased 15.9% to $50.3 million in 2012. Our other selling and marketing expenses as a percentage of total net revenues were 14.8%, 16.5% and 20.8% in 2010, 2011 and 2012, respectively. The decrease of other selling and marketing expenses in 2012 is related to salaries and commissions for our call center personnel, advertising program production cost, catalog publishing cost and telephone and short message and distribution promotion cost, which are in line with the decreased sales in 2012. The increase in 2011 is related to the increased delivery costs, higher salaries and commissions paid to our call center personnel and expenses of SMS, which is in line with our increased sales in 2011.

General and Administrative Expenses

Our general and administrative expenses increased 24.6% from $25.4 million in 2010 to $31.7 million in 2011, and then decreased 14.6% to $27.1 million in 2012. Our general and administrative expenses as a percentage of total net revenues was 8.7%, 8.8% and 11.2% in 2010, 2011 and 2012, respectively. Of the total $4.6 million decrease in general and administrative expenses in 2012, $3.6 million was attributable to a decrease in bad debt charges, and an additional $0.5 million was attributable to a decrease in consulting service expenses. Of the total $6.2 million increase in general and administrative expenses in 2011, $1.6 million was attributable to an increase in consulting service expenses and $4.2 million was attributable to an increase in bad debt charges. The increase in bad debt provision in 2011 was primarily related to bad debt allowance provided for the receivable from certain local delivery companies which became insolvent in 2011.

Other Operating Income, Net

Other operating income, net, consisting of government subsidy and miscellaneous commission income, was $3.0 million, $5.1 million and $3.3 million, in 2010, 2011 and 2012, respectively. A majority of other operating income net in those periods related to our receipt of subsidies from local government agencies for certain taxes paid, including value-added, business and income taxes as well as part of the incentives provided by local government for our investment in local district. The subsidy income in 2010, 2011 and 2012 amounted to $2.6 million, $3.0 million and $3.0 million, respectively. We may not be able to enjoy such government subsidies in the future. See Item 3.D, “Key Information—Risk Factors—The discontinuation of any of the preferential tax treatments and government subsidies available to us in the PRC could materially and adversely affect our results of operations and financial condition”.

Income (Loss) from Operations

We recorded losses from operations $12.8 million and $21.9 million in 2010 and 2012, respectively, and we recorded an income from operations of $1.1 million in 2011. As a percentage of total net revenues, our losses (income) from operations were (4.4) %, 0.3%, (9.0) % in 2010, 2011 and 2012, respectively.

Other Income

Our other income was $4.8 million, $7.8 million and $5.8 million, in 2010, 2011 and 2012, respectively. In 2010, 2011 and 2012, our other income included $1.3 million, $2.1 million and $3.3 million, in interest income, respectively, and $3.4 million, $5.9 million and $0.6 million in investment gain respectively. In addition, $1.9 million other income from sale of our E-Roda trademark was recorded in 2012.

We recorded a $0.2 million investment loss in 2010, $0.3 million investment gain in 2011, respectively, due to the change in fair value of the embedded derivative in our investment in an index-linked structured note. See “Item 5.A. Critical Accounting Policies—Derivative Instruments” for details. As of December 31, 2011, we have disposed the index-linked structure note held by us. We did not have any investment related to such derivative in 2012.

Income Tax Benefit (Expenses)

We had a net tax benefit of $1.5 million in 2010, and a net tax expense of $3.1 million and $1.8 million in 2011 and 2012, respectively. Our effective income tax rate for 2010, 2011 and 2012 was 19%, 35% and (11)%, respectively.

Equity in losses of affiliates

In July 2008, we invested 30.0% equity interests in Kela (Hong Kong) Jewelry Investment Limited (“Kela”) for cash of $1.2 million. In October 2009, we increased our investment in Kela from 30.0% to 35.0%. In July 2010, our investment in Kela decreased from 35.0% to 22.1% as a result of dilution due to issuance of additional shares by Kela to new investors. As we had the ability to exercise significant influence over Kela, we accounted for this investment using the equity method of accounting. In May 2011, we sold all our equity interests in Kela to another shareholder of Kela, a third party of our Company, for cash of RMB39.6 million ($6.1 million USD equivalent). The gain on the disposition of the investment in Kela in 2011 was $5,421,753 and was recognized in other income in the consolidated statement of operations. Our equity in losses of Kela in 2010 and 2011 were $443,123 and $28,567, respectively, and were recognized in equity in losses of affiliates in the consolidated statements of operations.

In June 2009, we invested 26.0% equity interests in KYOBI Cosmetics (Hong Kong) Co., Limited (“KYOBI”) for cash of RMB8.0 million ($1.2 million USD equivalent). As we had the ability to exercise significant influence over KYOBI, we accounted for this investment using the equity method of accounting. Our equity in losses of KYOBI in 2009 was $403,986 and was recognized in other expenses in the consolidated statement of operations. In April 2010, we sold all its equity interests in KYOBI to another shareholder of KYOBI, a third party of our Company, for cash of RMB8.0 million ($1.2 million USD equivalent). The gain on the disposition of the investment in KYOBI in 2010 was $404,750 and was recognized in other income in the consolidated statement of operations.

In January 2010, Shanghai An-Nai-Chi, a company which previously was a 51.0% equity-owned consolidated subsidiary of our Company, received a cash injection of $1.5 million from a third party of our Company. After the cash injection, we retained 33.2% equity interests in Shanghai An-Nai-Chi and no longer had control in Shanghai An-Nai-Chi. As we held one out of five board seats on the Board of Shanghai An-Nai-Chi and had significant influence over financial and operating decision-making after deconsolidation, we accounted for the retained 33.2% equity interests using the equity method of accounting. The retained investment was re-measured at fair value of $1.1 million on the date we deconsolidated Shanghai An-Nai-Chi. Our equity in losses of Shanghai An-Nai-Chi in 2010 and 2011 were $353,598 and $743,153, respectively, and were recognized in equity in losses of affiliates in our consolidated statement of operations. The carrying amount of the investment in Shanghai An-Nai-Chi has been reduced to zero as of December 31, 2011. Therefore, we did not recognize any equity in losses of Shanghai An-Nai-Chi in 2012 as the Company has not obligations to fund losses.

Income from extraordinary items, net of tax

We recorded an income from extraordinary items of $0.8 million in 2010, which reflects an extraordinary gain as a result of a reversal of the business combination liability as no earn-out payment in relation to the acquisition of Yiyang Yukang was made in 2010.

Net Income (Loss) Attributable to Non-controlling Interests

Net income (loss) attributable to non-controlling interests consist of the 49% or less outside ownership interests in our majority-owned subsidiaries. In 2010, 2011 and 2012, the non-controlling interests totaled $19,589, $(83,843) and $7,679, respectively.

Net Income (Loss) Attributable to Acorn International, Inc

As a result of the foregoing, net income increased from a net loss of $6.4 million in 2010 to a net income of $5.1 million in 2011 and decreased to a net loss of $17.9 million in 2012. As a percentage of total net revenues, net income (loss) were (2.2) %, 1.4% and (7.4) % in 2010, 2011 and 2012, respectively.

B. Liquidity and Capital Resources

	For the years ended December 31,
	2010	2011	2012
	(in thousands)
Cash and cash equivalents	$91,667	$111,180	$90,975
Net cash provided by (used in) operating activities	1,982	10,872	(17,578)
Net cash provided by (used in) investing activities	(7,489)	2,033	(2,896)
Net cash provided by (used in) financing activities	(49,244)	865	(1)

Operating Activities

As of December 31, 2012, we had $91.0 million in cash and cash equivalents. Net cash provided by operating activities increased from $2.0 million in 2010 to $10.9 million in 2011. Net cash used in operating activities was $17.6 million in 2012 primarily reflecting our loss from operations. These amounts were adjusted for non-cash items such as depreciation and amortization, allowance for doubtful receivables, gain or loss on change in fair value of derivative assets, share-based compensation and changes in various assets and liabilities such as accounts receivables, inventories, prepaid advertising and other expenses, other current assets, accounts payable, accrued expenses, other current liabilities and notes payable.

Investing Activities

Investing activities include purchases of property and equipment, investments in affiliates, purchase of long-term assets, proceeds from disposal of equipment and decrease in restricted cash. Net cash used in investing activities was $7.5 million, $2.9 million in 2010 and 2012, and net cash provided at $2.0 million in 2011. Net cash used in investing activities in 2012 reflects cash provided by the decrease of restricted cash at $1.3 million, offset by cash used in the investments in affiliates at $1.3 million and cash used in the purchase of property and equipment at $2.5 million, mainly $1.1 million to renovate our Beijing office and $1.4 million office equipment purchases. Net cash provided by investing activities in 2011 reflects the cash provided by sales of affiliate at $6.1 million, sales of structure notes at $8.6 million and cash used in the purchase of property and equipment at $12.5 million, which mainly consisted with our addition factory and warehouse in Qingpu amounted to $8.0 million and office equipment addition amounted to $4.0 million.

Financing Activities

In 2012, our net cash used in financing activities mainly reflected dividends paid to the shareholders. In 2011, our net cash provided by financing activities mainly reflected proceeds from the exercise of stock options in the amount of $0.9 million. In 2010, our net cash used in financing activities was primarily due to our dividend payment in the amount of $49.8 million.

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

Capital Expenditures

Our capital expenditures totaled $6.3 million, $12.5 million and $2.5 million, in 2010, 2011 and 2012, respectively. Our capital expenditures consisted principally of the purchases and construction of property and equipment, investments in buildings related to expansions and upgrades to our call centers and offices and purchases of management information systems. In 2010 and 2011, our capital expenditures primarily reflected the construction of the above-mentioned new warehouse and factory in Shanghai, which amounted to $5.4 million and $7.8 million, respectively. In 2012, our capital expenditure primarily reflected $1.1 million for renovation of our Beijing office and $1.4 million for office equipment purchases. In 2013, we expect to develop our IBOSS business intelligence system and further upgrade our information technology infrastructure, with an expected capital expenditure of $2.0 million.

C. Research and Development

We spent $1.9 million, $2.6 million and $2.3 million, on research and development in 2010, 2011 and 2012, respectively. The research and development expenses in 2012 were primarily due to our investment in research and development of our electronic learning and dictionary product lines.

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2010 to December 31, 2012 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F. Tabular Disclosure of Contractual Obligations

A summary of our contractual obligations at December 31, 2012 is as follows:

	Payments due by period
Contractual obligations	Total	Less than 1 year	1-3 years	More than 3 years
Operating leases*	5,425,445	1,611,256	2,462,655	1,351,534
Advertising commitments**	44,153,328	44,153,328	—	—

Total	$49,578,773	$45,764,584	$2,462,655	$1,351,534

*	Operating leases are for office, warehouse and manufacturing facilities.
**	Contractual advertising commitments, of which $8,583,030 were prepaid as of December 31, 2012.

G. Recently Issued Accounting Pronouncements

In July 2012, the FASB issued ASU 2012-02, Impairment of Indefinite-Lived Intangible Assets, an authoritative pronouncement related to testing indefinite-lived intangible assets, other than goodwill, for impairment. Under the pronouncement, entities testing indefinite-lived intangible assets for impairment would have the option of performing a qualitative assessment before calculating the fair value of the asset. If an entity determines, on the basis of qualitative factors, that the indefinite-lived intangible asset is not more likely than not impaired, a quantitative fair value calculation would not be needed. The amendments are effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012, and are not expected to have a material impact on the Group’s consolidated financial statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth certain information relating to our directors and executive officers as of the date of this annual report. The business address of each of our directors and executive officers is 18/F, 20th Building, 487 Tianlin Road, Shanghai 200233, People’s Republic of China.

Name	Age	Position/Title
Robert W. Roche	50	Chairman of the Board of Directors
Don Dongjie Yang	45	Director, Chief Executive Officer
Andrew Y. Yan	55	Director
Gordon Xiaogang Wang	49	Independent Director
Jun Ye	37	Independent Director
Jing Wang	48	Independent Director
William Liang	55	Independent Director
Eric Zhenyu He	53	Independent Director
Peng Lu	57	President
Lifu Chen	50	Senior Vice President
Rong Wang	43	Senior Vice President
Yongqiang Zhu	40	Senior Vice President
Geoffrey Weiji Gao	40	Vice President
Tony Bin Gao	36	Vice President
Marcelo Kexun Zheng	43	Vice President

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

Mr. Andrew Y. Yan is a director of our company. He is also the managing partner of SAIF Partners III & IV, SB Asia Investment Fund II L.P., and president & executive managing director of Softbank Asia Infrastructure Fund. Before Joining SAIF in 2001, Mr. Yan was a managing director and the head of the Hong Kong office of Emerging Markets Partnership from 1994 to 2001. From 1989 to 1994, he worked in the World Bank, the Hudson Institute and US Sprint Co. as an Economist, Research Fellow and Director for Asia respectively in Washington, DC.. From 1982 to 1984, he was the Chief Engineer at the Jianghuai Airplane Corp. Mr. Yan is a recipient of 2012 China’s National “Thousand Talents Program” and a member of its Selection Committee. He is a founding director of China Venture and Private Equity Association, and a director of Peking University Endowment Investment Committee. He was voted by the China Venture Capital Association as “The Venture

Investor of the Year” in both 2004 and 2007. He was also selected as one of the “Fifty Finest Private Equity Investors in the World” by the Private Equity International in 2007; “No. 1 Venture Capitalist of the Year” by Forbes (China) in 2008 and 2009. He was the “Venture Capital Professional of the Year” by Asia Venture Capital Journal in 2009. Currently, Mr. Yan is also an Independent Non-executive Director of China Petroleum & Chemical Corporation, China Mengniu Dairy Company Limited, China Resources Land Limited. and Fosun International Limited; Non-executive Director of Guodian Technology & Environment Group Corporation Limited, Digital China Holdings Limited., MOBI Development Co., Ltd., eSun Holdings Limited and China Huiyuan Juice Group Limited. He is also an Independent Director of Giant Interactive Group Inc.; and a director of ATA Inc. and Eternal Asia Supply Chain Co. Ltd. (all 12 companies are listed in the Hong Kong Stock Exchange, NYSE, NASDAQ, London Stock Exchange, Shanghai Stock Exchange or Shenzhen Stock Exchange). He also holds directorship in several SAIF portfolio companies. Mr. Yan received a master of art’s degree from Princeton University as well as a bachelor’s degree in Engineering from the Nanjing Aeronautic Institute in the PRC.

Mr. Gordon Xiaogang Wang is an independent director of our company. He has over 15 years of experience in corporate finance and strategic business development. From April 2010 to present, Mr. Wang has worked as a partner with Boardroom Advisors Co., Limited, focusing on investments and advisories for China based companies on financing and strategic matters. Mr. Wang previously served as chief financial officer of our company from September 2005 to March 2010. Mr. Wang has also been an independent director for LeGaga Holding Limited, an agriculture company listed in Nasdaq since November 2010. Mr. Wang served as chief financial officer and executive vice president in Chaoda Modern Agriculture Limited from 2003 to 2005. Mr. Wang also served as the director of investor relations at Legend Group Limited from 2002 to 2003. Prior to that, Mr. Wang held positions in various organizations, including JingTai Securities (Hong Kong), MeetChina.com, Schroders Asia Limited and Morgan Stanley Asia Limited. Mr. Wang received a bachelor’s degree in Mechanical Engineering from Tianjin University in 1985, a master’s degree in Computer Aided Engineering from Rutgers University in 1989 and an MBA degree from the University of Chicago in 1994.

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

Mr. William Liang is an independent director of the board of our company. Holder of an MBA degree from University of Massachusetts, Mr. Liang is a seasoned business executive with over twenty years of financial industry and extensive China experience in business development, management, strategic planning and execution, and corporate governance, having held management and executive positions with multinational companies such as Alcoa, United Technologies and Thomson Reuters. Mr. Liang has also been serving as director of the boards of other companies including J.P. Morgan Futures Co. Ltd.

Mr. Eric Zhenyu He is an independent director of our company. He is a Chartered Financial Analyst and Certified Public Accountant in the United States, and currently serves as chief financial officer at YY Inc. From March 2007 to August 2011, Mr. He served as chief financial officer of Giant Interactive Group, a China based company listed in New York Stock Exchanges (NYSE:GA). From 2004 to 2007, Mr. He served as chief strategy officer of Ninetowns Internet Technology Group, a China based company listed in NASDAQ (NASDAQ:NINE). Mr. He also served as a director of AIG Global Investment Corporation (Asia) Ltd from 2002 to 2004, the managing director of Softchina Venture Group from 1999 to 2002 and senior vice president of Capital Securities Corporation from 1996 to 1999. Prior to that, Mr. He held positions in various companies in the US. Mr. He received a bachelor’s degree in Accounting from National Taipei University in 1983 and an MBA degree from the Wharton School, University of Pennsylvania in 1986.

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

Mr. Lifu Chen is a senior vice president of our company. Mr. Chen has served as our general counsel and corporate secretary since joining the company in 2006. Prior to joining our company, Mr. Chen was a senior attorney from 2004 to 2006 at Lee and Li. Mr. Chen has extensive experience in the Asian marketplace. Before Lee and Li, he served as senior legal counsel at Hon-Hai Precision Industry Co. Limited from 2000 to 2003. Prior to that, Mr. Chen was legal manager at Singapore Telecommunications Limited from 1999 to 2000. From 1995 to 1998, he also worked for Sullivan & Cromwell in both the Hong Kong and Washington, D.C. offices. Mr. Chen received his J.D. degree from Boston University as well as a bachelor’s degree in law from National Taiwan University.

Mr. Rong Wang is a senior vice president of our company. Mr. Wang has extensive experience in product development, marketing planning and branding in IT products, consumer electronics and cultural collectables. Mr. Wang joined our company in October 2005. Prior to joining our company, Mr. Wang served in Founder Group (established by Peking University,) Beijing Huizheng Technology and Beijing Changhong IT. Mr. Wang received his bachelor’s degree in Wireless Electronics from Peking University.

Mr. Yongqiang Zhu is a senior vice president of our company. Mr. Zhu has extensive experience in call centers and e-commerce management. He has been with our company since 1999 and has great contribution in data utilization and creating sales via all kinds of sales channels. Prior to joining our company, Mr. Zhu served in Meeting China, a branded clothing agent. Mr. Zhu received his bachelor’s degree in Accounting and Statistics from Shanxi University of Finance & Economics.

Mr. Geoffrey Weiji Gao is a vice president of our company. Mr. Gao has extensive experience in financial control and planning, cash management, procurement & supplier chain management, process optimization, etc. Mr. Gao joined our company in February 2012. Prior to joining our company, Mr. Gao accumulated 16 years’ experience in different MNCs (multi-national company), including Merck China & Hongkong, YUM! China and Societe Generale Shanghai Branch. Mr. Gao received his bachelor’s degree in Economy from Shanghai University (International Business Institute).

Mr. Tony Bin Gao is a vice president of our company. Mr. Gao has extensive experience in FMCG (Fast Moving Consumer Goods) industry. He specializes in organization development, human resource management and consumer brand management. Mr. Gao joined our company in November 2011. Prior to joining our company, he accumulated 13 years’ experience in different MNC, Swire Coca-Cola, L’Oreal China, Unilever China and GE China Corporate. Mr. Gao received his bachelor’s degree from Henan institute of Finance and Economics.

Mr. Marcelo Kexun Zheng is a vice president of our company. Mr. Zheng has solid and extensive experience in marketing field, including product development, brand building, consumer research, customer communication, advertising, public relation, etc. Mr. Zheng joined our company in January 2012. Prior to joining our company, Mr. Zheng had the experience to work in different FMCG (Fast Moving Consumer Goods) companies, including Gold Hongye Paper and Gold Daio Hygiene under Asia Pulp and Paper (APP), NuSkin China, Avon China and President Pharmaceuticals. Mr. Zheng received his master’s degree in Nutrition and Food Sciences from Taiwan Catholic Fu-Jen University in 1994.

B. Compensation

Compensation of Directors and Executive Officers

In 2012, the aggregate cash compensation earned by our executive officers and all of our directors was approximately $2.6 million. For information regarding options granted to officers and directors, see “—Equity Incentive Plans”. We do not pay or set aside any amounts for pensions, retirement or other benefits for our officers and directors.

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

On May 31, 2009, we granted stock options with respect to 900,000 of our ordinary shares under the 2006 Plan to the management of Yiyang Yukang. Each of these options has an exercise price of $2 per share and vest as to approximately 33% of these options on the grant date and the remaining approximately 67% of these options vest in two years depending on the performance of Yiyang Yukang in 2009 and 2010. As Yiyang Yukang’s performance in 2009 and 2010 fell short, approximately 67% of these options have been forfeited.

On May 11, 2010, we granted Restricted Share Units, or RSUs, with respect to 360,000 of our ordinary shares under the 2006 Plan to ten employees. Award shall vest with respect to one-twelfth of the total number of RSUs on the last day of each three-month period during the three years following the grant date.

On March 1, 2012, we granted RSUs with respect to 1,800,000 of our ordinary shares under the 2006 Plan to an officer of our company. The RSUs grant include time-based shares of 900,000 shares, which shall vest over a three year period starting from the first anniversary of the grant date, and performance-based shares of 900,000 shares which shall vest upon certain performance targets being met. Among the 900,000 performance-based RSUs, 300,000 of which were forfeited as of the date of this Form 20-F.

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

The table below sets forth, as of the date of this annual report, the option, SAR and RSU grants made to our directors and executive officers, under the 2006 Plan (including prior year grants of options covered under this plan) that are currently outstanding:

Name	Ordinary Shares Underlying Outstanding Option/SARs/RSUs		Exercise Price ($/Share)	Grant Date	Expiration Date
Robert W. Roche	—		—	—	—

Don Dongjie Yang	1,320,000		1.58	March 18, 2005	March 18, 2015
	180,000		3.00	November 4, 2005	November 4, 2015

Andrew Y. Yan	329,482		1.58	March 18, 2005	March 18, 2015

Gordon Xiaogang Wang	360,000		1.66	September 1, 2005	September 1, 2015
	82,000		3.00	November 4, 2005	November 4, 2015

Jun Ye	—		—	—	—

Jing Wang	—		—	—	—

William Liang	—		—	—	—

Eric Zhenyu He	—		—	—	—

Peng Lu	1,800,000	(1)	—	March 1, 2012	March 1, 2015

Lifu Chen	74,625	(2)	—	May 11, 2010	May 11, 2013

Rong Wang	10,000		3.00	November 4, 2005	November 4, 2015

Yongqiang Zhu	48,000		1.58	March 18, 2005	March 18, 2015
	20,000		3.00	November 4, 2005	November 4, 2015

Marcelo Kexun Zheng	—		—	—	—

Tony Bin Gao	—		—	—	—

Geoffrey Weiji Gao	—		—	—	—

(1)	Includes 900,000 performance based RSUs, among which 300,000 RSUs were forfeited, and 900,000 employment term related RSUs.
(2)	Among the 74,625 underlying Ordinary Shares in connection with RSU grants to Lifu Chen, 66,000 were granted on May 11, 2010 and 8,625 were credited as dividend equivalent rights distributions.

For risks related to registrations required of our PRC option holders, see Item 3.D, “Key Information—Risk Factors—Risks Relating to China—A failure by PRC individuals who hold shares or share options granted pursuant to an employee share option or share incentive plan to make any required applications and filings could expose our PRC individual option holders to liability under PRC law”.

Employment Agreements

We have entered into, and will enter into, employment agreements with each of our executive officers. Pursuant to these employment agreements, our executive officers each may be terminated by us with cause. In addition, each executive officer has agreed to hold, both during and after his or her employment agreement expires or is terminated, in strict confidence and not to use, except for our benefit (including our affiliated entities and our subsidiaries), any proprietary or confidential information, including technical data and trade secrets of our company or the confidential information of any third party, including our affiliated entities and our subsidiaries, that we receive.

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

Terms of Directors and Executive Officers

We currently have eight directors on our board of directors. We have a staggered board of directors, which means our directors, excluding our chief executive officer, are subject to retirement by rotation, with a portion of our board of directors standing for election every year. At the 2013 annual general meeting, under our articles of association, the number of directors to retire shall be the number nearest to but not greater than one-third excluding our chief executive officer. Accordingly, Jun Ye and one of Andrew Y. Yan, Jing Wang, Gordon Wang and Eric He will be subject to retirement at the 2013 annual general meeting. On the basis that the number of our directors does not change between the 2013 annual general meeting and the 2014 annual general meeting, two of the remaining three directors who have not retired at the 2013 annual general meeting shall retire. Our chief executive officer will have the right to remain a director so long as he continues to serve as our chief executive officer.

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

D. Employees

As of December 31, 2010, 2011 and 2012, we had 2,301, 1,899 and 1,781 employees, respectively. The most labor intensive area of operation is our call center operations, which employed approximately 61.21% of our total employees in 2012. The salary for call center employees includes a base salary plus a variable amount based on an incentive bonus structure. The following table sets forth the number of our employees categorized by our areas of operation and as a percentage of our total workforce as of December 31, 2012:

Operations	Number of employees	Percentage of total
Call center	1,090	61.21%
Inbound call center	632	35.49%
Outbound call center	458	25.72%
Distribution management	76	4.27%
Manufacturing	31	1.74%
Management and administration	223	12.52%
Product development	202	11.34%
Customer service	12	0.67%
Order fulfillment	135	7.58%
Sales and marketing (including media planning)	12	0.67%

Total	1,781	100.00%

From time to time, we also employ part-time employees and independent contractors to support the monitoring and analysis of our TV direct sales program broadcasting timing and quality.

Although we undertake a rigorous selection process for our call center employees, the turnover rate for our call center employees located in our three call centers was approximately 49% in 2010 and 46% in 2011 and 110% in 2012, respectively, reflecting both voluntary terminations and termination of employees failing to meet our performance standards.

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2013:

•	each of our directors and executive officers;

•	each person known to us to own beneficially more than 5% of our ordinary shares; and

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. The percentage of beneficial ownership is based on 82,439,960 ordinary shares outstanding as of March 31, 2013, taking into consideration options, SARs and restricted stock units exercisable by such person within 60 days of March 31, 2013.

Shares beneficially owned as of March 31, 2013
Name	Number	Percent
Directors and Executive Officers
Robert W. Roche(1)	38,259,726	46.41
Don Dongjie Yang(2)	10,763,655	13.06
Andrew Y. Yan	*	*
Gordon Xiaogang Wang	*	*
Jun Ye	—	—
Jing Wang	—	—
William Liang	—	—
Eric Zhenyu He	—	—
Peng Lu	*	*
Lifu Chen	*	*
Rong Wang	*	*
Yongqiang Zhu	*	*
Marcelo Kexun Zheng	—	—
Tony Bin Gao	—	—
Geoffrey Weiji Gao	—	—
Principal Shareholders
SB Asia Investment Fund II L.P.(3)	22,097,088	26.80
Acorn Composite Corporation(4)	13,054,421	15.84
D.Y. Capital, Inc.(5)	6,518,656	7.91
Bireme Limited(6)	20,000,000	24.26

*	Upon exercise of options and SARs currently exercisable or vested within 60 days after March 31, 2013, would beneficially own less than 1% of our ordinary shares.
(1)

Includes (i) 1,846,291 ordinary shares held by The Grand Crossing Trust, which is an irrevocable trust for the benefit of Robert W. Roche’s children, (ii) 12,052,976 ordinary shares and 333,815 ADSs held by Acorn Composite Corporation, which is a company owned by Robert W. Roche, (iii) 282,140 ADSs held by Robert Roche Trust, which is a trust for the benefit of Robert W. Roche, (iv) 583,920 ADSs held by Moore Bay Trust, which is a charitable trust with Robert W. Roche’s children being the beneficiaries of the remainder (v) 558,611 ADSs held by the Felicitas Trust, which is an irrevocable trust for the benefit of Robert W. Roche’s children (vi) 87.7% of 129,770 Ordinary Shares and 6,623,410 ADSs held by Bireme Limited, i.e., 113,808 ordinary shares and 5,808,731 ADSs, (vii) 515,000 ADS held by Catalonia Holdings Ltd. The voting agreement among James Yujun Hu, The Grand Crossing Trust and Acorn Composite Corporation dated July 6, 2006 has been revoked by Robert W. Roche in November 2008.

(2)

Includes (i) 6,518,656 ordinary shares held by D.Y. Capital, Inc, a company owned by Don Dongjie Yang, (ii) 12.3% of 129,770 ordinary shares and 6,623,410 ADSs held by Bireme Limited, i.e., 15,962 ordinary shares and 814,679 ADSs, and (iii) 1,785,000 ordinary shares issuable upon exercise of options and SARs held by Don Dongjie Yang.

(3)

Includes 20,591,970 ordinary shares and 501,706 ADSs. Andrew Y. Yan is the sole shareholder of SAIF II GP Capital Ltd., the sole general partner of SAIF Partners II L.P., which is the sole general partner of SAIF II GP L.P., which is in turn the sole general partner of SB Asia Investment Fund II L.P., our shareholder. The voting agreement among James Yujun Hu and SB Asia Investment Fund II L.P. dated March 30, 2007 has been revoked by SB Asia Investment Fund II L.P. in November 2008.

(4)	Includes 12,052,976 ordinary shares and 333,815 ADSs. Acorn Composite Corporation is a U.S. company owned by Robert W. Roche. Its address is 5190, Neil Road Suite 430, Reno, NV 89502, USA.
(5)	D.Y. Capital, Inc., a company incorporated in the British Virgin Islands, is wholly owned by Don Dongjie Yang.
(6)

Includes 129,770 ordinary shares and 6,623,410 ADSs. Bireme Limited, a company incorporated in Cayman Islands, is owned by Ms. Hattori-Roche, the wife of Robert W. Roche, as to 87.7% of the company’s outstanding shares and Don Dongjie Yang as to 12.3% of the company’s outstanding shares.

None of our existing shareholders has voting rights that differ from the voting rights of other shareholders. According to our register of members for our ordinary shares, there are 43 record holders among our ordinary shareholders in the United States. Citibank, N.A. has advised us that, as of April 4, 2013, 15,864,027 ADSs, representing 47,592,081 underlying ordinary shares, were held of record by Cede & Co. and two other registered shareholders domiciled in the United States. We have no further information as to ADSs held, or beneficially owned, by U.S. persons. To our knowledge, we are not owned or controlled, directly or indirectly, by another corporation, by any foreign government or by any other natural or legal persons, severally or jointly. We are not aware of any arrangement which may at a later date result in a change of control of our company.

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

Exclusive Partnership Agreement with Global Infomercial Services, Inc.

We entered into an exclusive partnership agreement on July 21, 2011 with Global Infomercial Services, Inc., or GIS, a full-service international direct-response television distributor which is currently a wholly-owned subsidiary of Oak Lawn Marketing, Inc. Mr. Robert W. Roche, our co-founder and chairman of the board of directors is the Chairman and one of the largest shareholders of Oak Lawn Marketing, Inc. The agreement has an initial term of two years with the option for successive one year term renewals thereafter. Pursuant to the exclusive partnership agreement, GIS will:

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

The exclusive partnership agreement was approved by our audit committee. As of the date of this Form 20-F, we had identified three new products through GIS, among which Legmagic had been marketed in 2012, and we are obliged to pay service fees of $12,000 to GIS pursuant to the exclusive partnership agreement.

Relationships with our Distributors

Certain of our Employees Holding Equity Interests in our Distributors

We have over 100 distributors constituting our nationwide distribution network that distribute our products across China. Some of our distributors are owned in part, by certain of our employees or their family members. In 2010, 2011 and 2012, the aggregate sales generated by distributors owned in whole or in part by our employees accounted for 10.9%, 16.9% and nil of our distribution gross revenues, or 3.6%, 3.3% and nil of our total gross revenues, respectively. Certain of these distributors have been among our top distributors in 2010 and 2011. We entered into the distribution agreements with these related distributors on an arm’s-length basis and the terms in the distribution agreements with these distributors are the same as those with our independent distributors. As all of the employees who are related to our distributors had resigned from our Group as of December 31, 2011, we did not record any related party transaction with these distributors in 2012.

Minority Investment in Related Company

As of December 31, 2012, we acquired a 9.3% equity interests in China Branding Group, or CBG, a foreign company incorporated in Cayman Islands, for cash consideration of $1.3 million. Mr. Robert W. Roche, our co-founder and chairman of the board of directors, individually holds 7.6% equity interests in CBG and holds one out of five board seats on the board of directors of CBG. As Mr. Roche could exercise significant influence over financial and operating decision-making of CBG and he is also the principal shareholder of our Company, CBG is considered as a related party to our Company. The transaction had been approved by our board of directors.

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

Legal Proceedings

We may from time to time become a party to various legal or administrative proceedings arising in the ordinary course of our business. For example, in December 2008, we filed a suit against Amoi Electronics Co., Ltd., or Amoi, in Shanghai Pudong New District People’s Court for breach of contract by Amoi. Our suit claimed unpaid TV advertisement fees in the amount of approximately RMB7.0 million (approximately $1.0 million). The court ruled in favor of us and awarded us RMB7.0 million. In addition, in January 2009, we filed a separate suit against Amoi in Xiamen Haicang People’s Court for breach of contract by Amoi. Our suit claimed unpaid TV advertisement fees in the amount of approximately RMB1.5 million (approximately $0.2 million), for which Amoi was responsible under the contract. The court ruled in favor of us and awarded us RMB1.5 million. On Sep 15, 2009, Xiamen intermediate people’s court decided to accept the application for reorganization of Amoi. On Nov 23, 2009, Xiamen intermediate people’s court approved the reorganization plan of Amoi. According to the reorganization plan, approximately 20% of the litigation awards can be realized. In February 2010, we received such awards both in the form of cash and shares, and subsequently disposed all the shares we received for a consideration of approximately RMB2.0 million in 2011.

In July 2011, Shanghai HJX filed a suit in the People’s Court of Guangzhou Baiyun District against Guangzhou Yangyikang Electric Device Co., Ltd. claiming that Yangyikang breached the research and development contract with Shanghai HJX by not performing its research and develop obligation under the contract and asserted returning of the RMB2.0 million (approximately $317,415) R&D fees. On September 30, 2011, we received the verdict from the People’s Court of Guangzhou Baiyun District on the jurisdiction of the suit. Shanghai HJX was ordered to file the suit in the Guangzhou Intermediate People’s Court. On January 29, 2012, Shanghai HJX filed a suit to the Guangzhou Intermediate People’s Court in accordance with the verdict. A court decision was delivered on March 19, 2013, supporting most of the claims brought up by Shanghai HJX. The court ruled that Yangyikang should return the RMB2.0 million (approximately $317,415) R&D fees and make payment of interest to Shanghai HJX.

In October 2011, Beijing Acorn Trade Co., Ltd. filed a suit in the People’s Court of Beijing Haidian District against Beijing Jin’anda Delivery Co., Ltd. and Wang Juntang claiming that Jin’anda breached the Agency Contract with Beijing Acorn by not paying Beijing Acorn the money collected from our customers after the delivery of the goods. Beijing Acorn asserted Beijing Jin’anda returning of the RMB1,703,090.92 (approximately $270,293) payment of the goods and Wang Juntang paying RMB340,618 (approximately $54,059) for breach of the contract as the joint guarantor. Since the two defendants could not be contacted any more, the People’s Court of Beijing Haidian District has summoned the defendants by announcement. The People’s Court of Beijing Haidian District ruled in favor of Beijing Acorn Trade Co., Ltd and supported all of its claims. Beijing Acorn Trade Co., Ltd. has been actively preparing relevant documents for the enforcement of the judgment.

In September 2012, Shanghai Acorn Network Technology Development Co., Ltd., or Acorn Network, filed a suit in Shanghai Qingpu District People’s Court against Beijing Feihu Express Co., Ltd., or Beijing Feihu, claiming that Beijing Feihu should make the payment of RMB2,870,492.66 to Acorn Network and pay the interest of RMB3,774.89. The court will hold a second hearing session on April 22, 2013. We are actively preparing for the hearing.

We have in the past been, currently are, and in the future may again be, the subject of claims for contractual disputes, intellectual property right infringement or other claims during our course of business. For example, in March 2012, Acorn Information Technology (Shanghai) Co., Ltd., or Acorn Information, received a complaint filed by Hong Kong Hua Feng Shi Ye Co., Ltd., or Hua Feng, in the People’s Court of Nanshan District, Shenzhen against Acorn Information. Hua Feng requested in the complaint that Acorn Information shall continue to perform the business and brand cooperative agreement, or the eroda agreement, in connection with the “eroda” trademarks entered into between Acorn Information and Hua Feng in 2011. The People’s Court of Nanshan District ruled in favor of Acorn Information. Hua Feng’s claims were rejected and the case was dismissed. Hua Feng has appealed to the higher court.

In March 2012, Mr. Chengzhi Li filed a labor arbritration against Yiyang Yukang Communication Equipment Co. Ltd., or Yiyang Yukang, with the Arbitration Committee in Baoan District, Shenzhen. Mr. Li alleged his labor contract was illegally terminated and requested for salary and damages in a total amount of RMB1,652,912.85. The Arbitration Committee in Baoan District ruled against Yiyang Yukang and awarded Chengzhi Li RMB656,339.8. We refused to accept the arbitration award as final and then submitted the case to court. The court ruled in favor of Chengzhi Li and awarded Chengzhi Li an aggregate payment of RMB578,679.8. We have appealed to the higher court. We believe that there are no grounds for Mr. Li to bring up such claim and are actively defending the case.

In May 2012, Zhuhai Haishilong Bio-technology Co,, Ltd., or Zhuhai Haishilong, filed a law suit in Zhuhai Xiangzhou District People’s Court against Shanghai Acorn Advertising Broadcasting Co., Ltd. or Acorn Advertising, and Acorn Trade (Shanghai) Co., Ltd., or Acorn Trade, claiming that Acorn Trade and Acorn Advertising should make the payment of RMB906,068.33 to Zhuhai Haishilong and pay the liquidated damage of RMB59,768.29. After negotiation, Zhuhai Haishilong, Acorn Trade and Acorn Advertising reached a settlement on September 20, 2012 pursuant to which Acorn Trade and Acorn Advertising have paid RMB906,068.33 to Zhuhai Haishilong and Zhuhai Haishilong has withdrawn the suit.

In June 2012, Yangya Zidian Co., Ltd., or Yangya Zidian, filed a suit in the Beijing First Intermediate People’s Court against Shanghai HJX, alleging that Shanghai HJX has infringed upon its copyright. Yangya Zidian brought 18 law suits separately against our 18 electronic learning products, for each product Yangya Zidian claimed that Shanghai HJX should delete the video “Let’s talk in English while watch TV”, “Studio Classroom” broadcast on our website, stop all behaviors infringing upon their copyrights, stop manufacturing and selling relevant Ozing electronic learning products, apologize publicly and compensate for the loss of RMB600,000. The court approved Yangya Zidian’s withdrawal of the suit on December 10, 2012.

In September 2012, Beijing Ren’ai filed a suit in the People’s Court of Chongqing Yuzhong District against Shanghai HJX, Chongqing Xinhua Media Co., Ltd. and Chongqing Heda Xinde Technology Development Co., Ltd., or Chongqing Heda, alleging that all defendants should stop infringing its copyrights, Shanghai HJX should apologize publicly, the defendants should compensate aggregate loss of RMB 500,000 and reasonable expenses of RMB 4,798. The People’s Court of Chongqing Yuzhong District ruled that Chongqing Heda should stop infringing Beijing Ren’ai’s copyrights and compensate Beijing Ren’ai RMB 10,200, other claims of Beijing Ren’ai were dismissed. Beijing Ren’ai has appealed to higher court and the trial will be held on April 25, 2013.

In September 2012, Julia Banner Alexander filed a suit in Beijing First Intermediate People’s Court against Shanghai HJX, alleging Shanghai HJX infringed upon their copyrights of New Concept English. Julia Banner Alexander claimed damages of RMB300,000. After negotiation, Shanghai HJX and Julia Banner Alexander reached an agreement on December 10, 2012. Shanghai HJX has paid RMB180,000 to Julia Banner Alexander and Julia Banner Alexander has withdrawn the suit.

In September 2012, Foreign Language Teaching and Research Press Co., Ltd., or Foreign Language Teaching Press, filed a suit in Beijing Xicheng District People’s Court against Shanghai HJX, alleging Shanghai HJX infringed upon their copyrights of New Horizon College English. Foreign Language Teaching Press claimed damages of RMB300,000. After negotiation, Shanghai HJX and Foreign Language Teaching Press reached an agreement on December 10, 2012. Shanghai HJX has paid RMB70,000 to Foreign Language Teaching Press and Foreign Language Teaching Press has withdrawn the suit.

On April 17, 2013, we received a complaint from Beijing Shengshi Huawen Press Technology Co., Ltd., or Shengshi Huawen, alleging that Shanghai HJX and Beijing New China Children’s Commodities Store, or New China Store, have infringed upon their copyrights of the Cambridge Children’s English and the Cambridge Kindergarten English. Shengshi Huawen claimed that Shanghai HJX and New China Store should: (1) make compensation of RMB500,000; (2) stop selling electronic learning products infringing their copyrights; (3) apologize publicly. The court hearing will be held on May 21, 2013.

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

Current regulations in China permit our PRC subsidiaries to pay dividends to us only out of their respective accumulated distributable profits, if any, determined in accordance with their articles of association and PRC accounting standards and regulations. The ability of these subsidiaries to make dividends and other payments to us may be restricted by factors that include changes in applicable foreign exchange laws and other laws and regulations. In particular, under Chinese law, these operating subsidiaries may only pay dividends after 10% of their net profit has been set aside as reserve funds, unless such reserves have reached at least 50% of their respective registered capital. Such reserve may not be distributed as cash dividends. In addition, if any of our 13 PRC operating subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us.

B. Significant Changes

We incurred a $8.45 million bank borrowing in March 2013 to fund our private repurchase of 7,859,550 ordinary shares. See Item 16.E, “Purchases of Equity Securities by the Issuer and Affiliated Purchases”. Except

as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9. THE OFFER AND LISTING

A. Offering and listing details.

Price Range of Our ADSs

Our ADSs are listed for trading on the New York Stock Exchange under the symbol “ATV”, and have been listed since May 3, 2007. The following table sets forth the high and low daily closing trading prices of our ADSs on the New York Stock Exchange for the periods indicated:

	Price per ADS (US$)
	High	Low
Annual:
2009	5.98	2.97
2010	7.30	3.04
2011	5.85	3.52
2012	4.54	2.21

Quarterly:
First Quarter, 2010	7.30	4.83
Second Quarter, 2010	5.07	3.04
Third Quarter, 2010	4.68	3.16
Fourth Quarter, 2010	5.89	4.08
First Quarter, 2011	5.00	4.01
Second Quarter, 2011	5.85	4.14
Third Quarter, 2011	5.80	3.52
Fourth Quarter, 2011	5.10	3.83
First Quarter, 2012	4.54	4.05
Second Quarter, 2012	4.44	2.72
Third Quarter, 2012	3.67	2.50
Fourth Quarter, 2012	2.77	2.21
First Quarter, 2013	2.92	2.46

Monthly
November 2012	2.75	2.60
December 2012	2.68	2.21
January 2013	2.86	2.46
February 2013	2.90	2.64
March 2013	2.92	2.53
April 2013 (through April 15, 2013)	2.78	2.55

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

On May 20, 2011, SAFE promulgated the Implementing Rules for Foreign Exchange Administration Concerning Financing and Round-Trip Investment by Domestic Residents through Offshore Special-Purpose Companies, which became effective on July 1, 2011 (the “Implementing Rules”). The Implementing Rules provide in detail the procedures, required documents and review standard of foreign exchange registration regarding financing and round-trip investment by domestic residents through offshore special-purpose companies.

As a result of the uncertainties relating to Notice 75 and Implementing Rules, we cannot predict how these regulations will affect our business operations or strategies. For example, our present or future PRC subsidiaries’ ability to conduct foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, may be subject to compliance with such SAFE registration requirements by relevant PRC residents, over whom we have no control. In addition, we cannot assure you that any such PRC residents will be able to complete the necessary approval and registration procedures required by the SAFE regulations. We require all shareholders in Acorn International who are PRC residents to comply with any SAFE registration requirements and we understand that the relevant shareholders have registered their offshore investment in us with Shanghai SAFE, but we have no control over either our shareholders or the outcome of such registration procedures. Such uncertainties may restrict our ability to implement our acquisition strategy and adversely affect our business and prospects.

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

We believe we were classified as a PFIC for U.S. federal income tax purposes in the taxable year ended December 31, 2012. Although we intend to conduct our business activities in a manner to reduce the risk of our classification as a PFIC in the future, we currently hold, and expect to continue to hold, a substantial amount of cash and other passive assets, and, because the value of our assets is likely to be determined in large part by reference to the market prices of our ADSs and ordinary shares, which are likely to fluctuate, there can be no assurance that we will not continue to be classified as a PFIC for 2013 or any future taxable year.

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

Since we believe we were classified as a PFIC for the 2012 taxable year, we may arrange to provide a PFIC annual information statement (including information for lower tier PFICs) to U.S. Holders upon their request. We may post this 2012 statement on our corporate website in the “Investor Relations” section. Information contained on our website does not constitute a part of this annual report. If not posted on our corporate website, you would have to contact the Company to make a request. If you decide to make a QEF election, it must be made on or before the due date for filing your U.S. federal income tax return (including extensions) for the 2012 taxable year or the first year to which the QEF election will apply.

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

The U.S. dollar is the reporting and functional currency for our consolidated financial statements. Since we conduct our operations through our PRC subsidiaries and affiliated companies, the functional currency of our PRC subsidiaries and affiliated entities is Renminbi. Substantially all our revenue and related expenses, including cost of revenues and advertising expenses, are denominated and paid in Renminbi. Transactions in other currencies are recorded in Renminbi at the rates of exchange prevailing when the transactions occur. Monetary assets and liabilities denominated in other currencies are remeasured into Renminbi at rates of exchange in effect at the balance sheet dates. Exchange gains and losses are recorded in our statements of operations as a component of current period earnings.

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

Interest Rate Risk

As of December 31, 2012, we had no outstanding borrowings. If we borrow money in future periods, we may be exposed to interest rate risk. We believe our exposure to interest rate risk and other relevant market risks is not material.

Inflation

Inflation in China has not materially impacted our results of operations in recent years. According to the National Bureau of Statistics of China, the change of consumer price index in China was 3.3%, 5.5% and 2.6% in 2010, 2011 and 2012, respectively.

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

Fees Payable by the Depositary to Us

From January 1, 2012 to March 31, 2013, we did not receive any reimbursement from the depositary.

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

Our management, with the participation of our chief executive officer and our principal financial and accounting officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) or 15d-15(e) promulgated under the Exchange Act) at December 31, 2012. Based on that evaluation, our CEO and principal financial and accounting officer concluded that our disclosure controls and procedures required by paragraph (b) of Rules 13a-15 or 15d-15 were effective as of December 31, 2012.

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

Because of its inherent limitations, a system of internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Our management performed an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2012, utilizing the criteria discussed in “Internal Control—Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our

management’s assessment, we concluded that our internal control over financial reporting was effective as of December 31, 2012.

Remediation and Changes in Internal Control over Financial Reporting

At December 31, 2011, we identified the following control deficiencies that constituted material weaknesses. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

•

We lack accounting personnel with an appropriate level of U.S. GAAP technical accounting knowledge and experience. In addition, we lack sufficient written policies and procedures related to U.S. GAAP accounting, financial reporting requirements and SEC disclosure requirements.

•	The company has insufficient monitoring of the implementation of its policies and procedures in relation to internal control over financial reporting:

•	our internal audit department was not able to function as intended as a result of our audit committee lacking independent directors during a portion of the reporting period;

•	compliance with procedures related to contract approvals was not monitored.

In the fiscal year ended December 31, 2012 we have made the following enhancements to our internal controls over financial reporting:

•

we have hired a principal financial and accounting officer in February 2012 and we continued to provide further training to our finance staff to enhance their understanding of our policies and procedures, including participating in training programs relating to U.S. GAAP accounting;

•	we developed proper financial reporting policies and procedures for U.S. GAAP financial reporting;

•	we rectified the lack of independent directors on the audit committee and our internal audit department reported to the Audit Committee periodically; and

•	we monitored our contract review and approval process to ensure compliance with our policies and procedures.

Based upon these actions taken and our testing and evaluation of the effectiveness of our internal controls, we have concluded the material weaknesses no longer existed as of December 31, 2012. We are committed to monitoring the effectiveness of these measures and making any changes that are necessary and appropriate in the future.

Other than as described above, there have not been any other changes in our internal control over financial reporting in the year ended December 31, 2012, which have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by specified category in connection with certain professional services rendered by Deloitte Touche Tohmatsu CPA Ltd., our principal external auditors, which had changed its official name Deloitte Touche Tohmatsu Certified Public Accountants LLP on January 1, 2013, for the periods indicated. We did not pay any other fees to our auditors during the periods indicated below.

	2011	2012
Audit fees(1)	$950,000	$600,000
Audit-related fees(2)	—	3,600
Tax fees(3)	87,000	$65,000
All other fees	—	—

(1)

“Audit fees” means the aggregate fees billed for professional services rendered by our principal auditors for the assurance and related services. The audit fee for 2011 and 2012 mainly represents audit and review of financial statements.

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

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

We had, through our wholly-owned subsidiary China DRTV, Inc., agreed to purchase via a negotiated transaction a total of 7,859,550 ordinary shares (equivalent to 2,619,850 ADSs) in the form of both ordinary shares and ADSs from a limited number of former company employees and their affiliates, which represented the entire shareholdings in the Company held by such individuals. The purchase price of $1.1 per ordinary share (equivalent to $3.3 per ADS) was established based on, among other factors, a discount of 15.2 % to the Company’s cash assets value per share as of September 30, 2012, and the total cash consideration for the purchase was approximately $8.6 million. The transaction was reviewed and approved by our board of directors (none of whom has an interest in the transaction), and was closed on March 22, 2013 and was not reflected in our financial statements as of December 31, 2012. The table below details our purchases of our own equity securities during the period covered by this annual report.

Period	Total number of ADSs purchased	Average share price paid per ADS	Total purchase price paid
12/01/2012 – 12/31/2012*	2,619,850 ADSs	$3.3	$8,645,505

*	Closed in March 2013.

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

4.28*	Subscription Agreement dated April 17, 2007 by and among Acorn International, Inc., Alibaba.com Corporation, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Deutsche Bank Securities Inc.

Exhibit Number	Description
8.1	List of subsidiaries

11.1*	Code of Business Conduct and Ethics of Acorn International, Inc.

12.1	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

23.1	Consent of Commerce & Finance

23.2	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP

101.INS***	XBRL Instance Document

101.SCH***	XBRL Taxonomy Extension Schema Document

101.CAL***	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF***	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB***	XBRL Taxonomy Extension Label Linkbase Document

101.PRE***	XBRL Taxonomy Extension Presentation Linkbase Document

*	Previously filed as an exhibit to the Registration Statement on F-1 registration (File No. 333-141860), as amended, initially filed with the Securities and Exchange Commission on April 3, 2007.
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

Date: April 18, 2013

ACORN INTERNATIONAL, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF

ACORN INTERNATIONAL, INC.

We have audited the accompanying consolidated balance sheets of Acorn International, Inc. and its subsidiaries and variable interest entities (collectively, the “Group”) as of December 31, 2011 and 2012, and the related consolidated statements of operations, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2012 and related financial statement schedule. These financial statements and related financial statement schedule are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements and related financial statement schedule based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Acorn International, Inc. and its subsidiaries and variable interest entities as of December 31, 2011 and 2012 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects, the information set forth therein.

/s/    Deloitte Touche Tohmatsu Certified Public Accountants LLP.

Shanghai, China

April 18, 2013

ACORN INTERNATIONAL, INC.

CONSOLIDATED BALANCE SHEETS

(In US dollars, except share data)

	December 31,
	2011	2012
Assets
Current assets:
Cash and cash equivalents	$111,180,139	$90,975,155
Restricted cash	1,556,852	246,599
Short-term investments	9,993,720	10,271,142
Accounts receivable, net of allowance for doubtful accounts of $4,157,614 and $4,127,947 as of December 31, 2011 and 2012, respectively	16,693,959	14,279,638
Notes receivable	—	127,859
Inventory	32,888,645	22,619,874
Prepaid advertising expenses	11,654,922	8,562,723
Other prepaid expenses and current assets, net of allowance for doubtful accounts of $144,903 and $123,823 as of December 31, 2011 and 2012, respectively	9,928,245	12,144,929
Deferred tax assets, net	3,465,795	281,391

Total current assets	197,362,277	159,509,310
Prepaid land use right	8,105,061	7,952,068
Property and equipment, net	29,803,901	29,002,372
Acquired intangible assets, net	2,126,596	1,796,366
Investments in affiliates	6,794,955	8,111,603
Other long-term assets	1,482,881	1,024,845

Total assets	$245,675,671	$207,396,564

Liabilities and equity
Current liabilities:
Accounts payable	$21,023,807	$11,137,295
Accrued expenses and other current liabilities	18,910,178	13,571,654
Notes payable	4,411,840	700,024
Income taxes payable	3,603,813	449,426
Dividend payable	467	—
Deferred revenue	—	903,945

Total current liabilities	47,950,105	26,762,344
Deferred tax liability	831,006	833,042

Total liabilities	48,781,111	27,595,386

Commitments and contingencies (Note 19)
Equity:
Acorn International, Inc. shareholders’ equity:
Ordinary shares ($0.01 par value; 100,000,000 shares authorized 94,566,617 and 94,617,509 shares issued and 89,938,784 and 89,989,676 shares outstanding as of December 31, 2011 and 2012, respectively)	945,666	946,175
Additional paid-in capital	160,632,659	161,056,595
Retained earnings (accumulated deficits)	15,960,272	(1,965,802)
Accumulated other comprehensive income	30,320,856	30,720,703
Treasury stock, at cost (4,627,833 and 4,627,833 shares as of December 31, 2011 and 2012, respectively)	(11,463,946)	(11,463,946)

Total Acorn International, Inc. shareholders’ equity	196,395,507	179,293,725
Noncontrolling interests	499,053	507,453

Total equity	196,894,560	179,801,178

Total liabilities and equity	$245,675,671	$207,396,564

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

	December 31,
	2011	2012
Assets of consolidated VIEs:
Current assets:
Cash and cash equivalents	$9,656,526	$5,060,738
Restricted cash	185,688	106,595
Accounts receivable, net of allowance for doubtful accounts of $3,035,891 and $3,007,592 as of December 31, 2011 and 2012, respectively	11,774,304	7,998,989
Inventory	4,121,860	2,787,804
Prepaid advertising expenses	5,237	776,072
Other prepaid expenses and current assets	2,313,715	2,813,473
Deferred tax assets, net	1,974,147	—

Total current assets	30,031,477	19,543,671
Property and equipment, net	6,221,060	6,292,690

Total assets of consolidated VIEs	$36,252,537	$25,836,361

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

	December 31,
	2011	2012
Liabilities of consolidated VIEs:
Current liabilities:
Accounts payable	$3,248,635	$430,316
Accrued expenses and other current liabilities	8,023,493	5,708,131
Deferred revenue	—	903,836

Total liabilities of consolidated VIEs	$11,272,128	$7,042,283

The accompanying notes are an integral part of these consolidated financial statements.

ACORN INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In US dollars, except share data)

	For the years ended December 31,
	2010	2011	2012
Revenues:
Direct sales, net	$195,821,308	$291,524,509	$193,614,500
Distribution sales, net	97,419,877	70,533,404	48,959,174

Total revenues, net	293,241,185	362,057,913	242,573,674

Cost of revenues:
Direct sales	106,990,383	160,359,667	96,471,502
Distribution sales	74,732,116	45,584,141	35,475,084

Total cost of revenues	181,722,499	205,943,808	131,946,586

Gross profit	111,518,686	156,114,105	110,627,088

Operating (expenses) income
Advertising expenses	(58,469,862)	(68,562,714)	(58,337,710)
Other selling and marketing expenses	(43,376,505)	(59,854,030)	(50,346,118)
General and administrative expenses	(25,434,172)	(31,680,711)	(27,070,799)
Other operating income, net	2,976,811	5,083,568	3,276,753

Total operating expenses	(124,303,728)	(155,013,887)	(132,477,874)

Income (loss) from operations	(12,785,042)	1,100,218	(21,850,786)
Other income	4,825,700	7,821,914	5,755,017

Income (loss) before income taxes, equity in losses of affiliates and extraordinary items	(7,959,342)	8,922,132	(16,095,769)
Income tax (expenses) benefits	1,538,940	(3,110,996)	(1,822,626)
Equity in losses of affiliates	(796,721)	(771,720)	—
Income from extraordinary items, net of tax (Note 3)	827,531	—	—

Net income (loss)	(6,389,592)	5,039,416	(17,918,395)
Net income (loss) attributable to noncontrolling interests	(19,589)	83,843	(7,679)

Net income (loss) attributable to Acorn International, Inc. shareholders	$(6,409,181)	$5,123,259	$(17,926,074)

Income (loss) per ordinary share:
Basic	$(0.08)	$0.06	$(0.20)
Basic from extraordinary items	0.01	—	—

Basic—including extraordinary items	$(0.07)	$0.06	$(0.20)

Diluted	$(0.08)	$0.06	$(0.20)
Diluted from extraordinary items	0.01	—	—

Diluted—including extraordinary items	$(0.07)	$0.06	$(0.20)

Shares used in calculating income (loss) per ordinary share:
Basic	88,923,162	89,629,395	89,965,979
Diluted	88,923,162	89,796,835	89,965,979
Includes share-based compensation related to:
General and administrative expenses	$215,171	$129,673	$424,445

The accompanying notes are an integral part of these consolidated financial statements.

ACORN INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(In US dollars, except share data)

	For the years ended December 31,
	2010	2011	2012
Net income (loss)	$(6,409,181)	$5,123,259	$(17,926,074)
Other comprehensive income, net of tax
Unrealized gains (losses) on available-for-sale securities	(7,345)	21,965	—
Gains on disposition of available-for-sale securities	—	(499,019)	—
Foreign currency translation adjustments	4,924,890	8,317,804	399,847

Comprehensive income (loss)	(1,491,636)	12,964,009	(17,526,227)
Comprehensive (income) loss attributable to non-controlling interest	148,973	(198,288)	8,400

Comprehensive income (loss) attributable to Acorn International, Inc.	(1,342,663)	12,765,721	(17,517,827)

The accompanying notes are an integral part of these consolidated financial statements.

ACORN INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In US dollars, except share data)

	Acorn International, Inc. shareholders’ equity
	Ordinary shares		Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock, at cost			Noncontrolling interests	Total equity
	Shares	Amount				Shares	Amount	Total
Balance at January 1, 2010	93,544,748	$935,447	$179,354,727	$17,394,794	$17,562,561	(4,687,833)	$(11,612,546)	$203,634,983	$1,390,857	$205,025,840
Net income (loss)	—	—	—	(6,409,181)	—	—	—	(6,409,181)	19,589	(6,389,592)
Unrealized gains (losses) on available-for-sale securities	—	—	—	—	(7,345)	—	—	(7,345)	115,558	108,213
Foreign currency translation adjustments	—	—	—	—	4,924,890	—	—	4,924,890	13,826	4,938,716
Exercise of stock options	360,000	3,600	594,000	—	—	—	—	597,600	—	597,600
Issuance of repurchased shares upon vesting of restricted share units	—	—	—	(148,600)	—	60,000	148,600	—	—	—
Share-based compensation	—	—	215,171	—	—	—	—	215,171	—	215,171
Appropriated special dividend	—	—	(20,533,690)	—	—	—	—	(20,533,690)	—	(20,533,690)
Noncontrolling interests derecognized upon deconsolidation of Shanghai An-Nai-Chi	—	—	—	—	—	—	—	—	(142,959)	(142,959)

Balance at December 31, 2010	93,904,748	$939,047	$159,630,208	$10,837,013	$22,480,106	(4,627,833)	$(11,463,946)	$182,422,428	$1,396,871	$183,819,299
Exercise of stock options	556,581	5,566	873,831	—	—	—	—	879,397	—	879,397
Net income (loss)	—	—	—	5,123,259	—	—	—	5,123,259	(83,843)	5,039,416
Unrealized gains (losses) on available-for-sale securities	—	—	—	—	21,965	—	—	21,965	(87,900)	(65,935)
Gains on disposition of available-for-sale securities	—	—	—	—	(499,019)	—	—	(499,019)	(47,623)	(546,642)
Foreign currency translation adjustments	—	—	—	—	8,317,804	—	—	8,317,804	21,078	8,338,882
Exercise of restricted share units	105,288	1,053	(1,053)	—	—	—	—	—	—	—
Share-based compensation	—	—	129,673	—	—	—	—	129,673	—	129,673
Noncontrolling interests derecognized upon deconsolidation of Acorn Hong Kong	—	—	—	—	—	—	—	—	(699,530)	(699,530)

Balance at December 31, 2011	94,566,617	$945,666	$160,632,659	$15,960,272	$30,320,856	(4,627,833)	$(11,463,946)	$196,395,507	$499,053	$196,894,560
Net income (loss)	—	—	—	(17,926,074)	—	—	—	(17,926,074)	7,679	(17,918,395)
Foreign currency translation adjustments	—	—	—	—	399,847	—	—	399,847	721	400,568
Exercise of restricted share units	50,892	509	(509)	—	—	—	—	—	—	—
Share-based compensation	—	—	424,445	—	—	—	—	424,445	—	424,445

Balance at December 31, 2012	94,617,509	$946,175	$161,056,595	$(1,965,802)	$30,720,703	(4,627,833)	$(11,463,946)	$179,293,725	$507,453	$179,801,178

The accompanying notes are an integral part of these consolidated financial statements.

ACORN INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In US dollars, except share data)

	For the years ended December 31,
	2010	2011	2012
Operating activities:
Net income (loss)	$(6,389,592)	$5,039,416	$(17,918,395)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Gain on deconsolidation of Shanghai An-Nai-Chi	(1,038,542)	—	—
Loss on deregistration of Zhuhai Sunrana	63,859	—	—
Extraordinary gain on reversal of business combination liability upon contingency resolved, net of tax	(827,531)	—	—
Share-based compensation	215,171	129,673	424,445
Equity in losses of affiliates	796,721	771,720	—
Gains from sale of investment in affiliate	(404,750)	(5,421,753)	—
Gains from sale of long-term investment	—	(546,642)	—
Gain from sale of Acorn Hong Kong	—	(55,379)	—
Loss (gain) on change in fair value of derivative assets	(199,412)	306,483	—
Allowance for doubtful receivables	(859,055)	3,581,208	(50,746)
Depreciation and amortization	4,154,383	5,149,627	4,510,935
Gains from disposal of equipment and other long-term assets	54,993	154,602	79,533
Deferred income tax expenses (benefits)	(1,873,217)	932,962	3,182,139
Gain on trading securities	(1,781,345)	(417,547)	(601,793)
Accrued interest on available-for-sale securities	(382,930)	(212,000)	—
Changes in operating assets and liabilities:
Purchase of trading securities	(10,652,665)	(9,795,547)	—
Proceeds from sales of trading securities	20,920,360	11,002,424	349,338
Accounts receivable	2,336,902	(4,878,806)	2,443,987
Notes receivable	597,378	1,645,263	(127,859)
Inventory	3,158,960	(10,217,604)	10,268,771
Prepaid advertising expenses	1,535,479	(3,221,908)	3,092,199
Other prepaid expenses and current assets	(2,011,215)	(526,185)	(2,043,307)
Purchase of prepaid land use right	—	(491,281)	—
Accounts payable	(1,945,902)	8,169,619	(9,886,512)
Accrued expenses and other current liabilities	(2,702,046)	7,648,797	(5,338,524)
Notes payable	(1,040,713)	2,199,548	(3,711,816)
Income taxes payable	256,432	(74,880)	(3,154,387)
Deferred revenue	—	—	903,945

Net cash provided by (used in) operating activities	$1,981,723	$10,871,810	$(17,578,047)

Investing activities:
Purchase of property and equipment	(6,301,037)	(12,490,728)	(2,530,606)
Proceeds from disposal of equipment	33,628	128,575	14,878
Purchase of other long-term assets	(2,568,234)	(715,377)	(390,807)
Proceeds from disposal of other long-term assets	200,827	416,345	—
Cash disposed of upon deconsolidation of Shanghai An-Nai-Chi	(905,689)	—	—
Investments in an affiliate	—	—	(1,300,000)
Sale of investments in affiliates	1,882,862	6,106,399	—
Sale of long-term investment	—	8,572,520	—
Disposal of Acorn Hong Kong	—	(653,353)	—
Decrease in restricted cash	168,331	669,030	1,310,253

Net cash provided by (used in) investing activities	$(7,489,312)	$2,033,411	$(2,896,282)

ACORN INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)

(In US dollars, except share data)

	For the years ended December 31,
	2010	2011	2012
Financing activities:
Dividends paid	(49,841,295)	(14,710)	(467)
Proceeds from exercise of stock options	597,600	879,397	—

Net cash provided by (used in) financing activities	$(49,243,695)	$864,687	$(467)

Effect of exchange rate changes	$3,465,732	$5,742,839	$269,812

Net increase (decrease) in cash and cash equivalents	$(51,285,552)	$19,512,747	$(20,204,984)
Cash and cash equivalents at the beginning of the year	142,952,944	91,667,392	111,180,139

Cash and cash equivalents at the end of the year	$91,667,392	$111,180,139	$90,975,155

Supplemental disclosure of cash flow information:
Income taxes paid	$842,366	$3,302,300	$1,734,442

Supplemental schedule of non-cash investing and financing activities:
Business combination liability reversal upon resolution of contingency, net of tax	$(827,531)

The accompanying notes are an integral part of these consolidated financial statements.

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In US dollars, except share data, unless otherwise stated)

1. Organization and principal activities

Acorn International, Inc. (“Acorn International”) was incorporated in Cayman Islands on December 20, 2005. China DRTV, Inc. (“China DRTV”) was incorporated in the British Virgin Islands (“BVI”) on March 4, 2004.

Acorn International and its subsidiaries and variable interest entities (“VIEs”) (collectively, the “Group”) is an integrated multi-platform marketing company in China which develops, promotes and sells products. The Group’s two primary sales platforms are integrated direct sales and a nationwide distribution network. Direct sales platforms include TV direct sales, outbound calls, Internet sales, catalogs sales, third-party bank channel sales and direct sales through print media and radio. Direct sales are not only combined with the nationwide distribution network to market and sell the Group’s products to consumers, but also used to promote and sell third-party branded products to consumers pursuant to joint sales arrangements.

Consolidated subsidiaries and changes to consolidated subsidiaries

As of December 31, 2012, the subsidiaries of Acorn International were as follows:

Name of subsidiaries	Percentage of ownership	Date of incorporation	Place of incorporation
China DRTV, Inc. (“China DRTV”)	100%	March 4, 2004	BVI
Smooth Profit Limited (“Smooth Profit”)	100%	September 18, 2007	BVI
MK AND T Communications Limited (“MK AND T”)	100%	October 27, 1998	Hong Kong
Bright Rainbow Investments Limited (“Bright Rainbow”)	100%	October 29, 2007	Hong Kong
Shanghai Acorn Advertising Broadcasting Co., Ltd. (“Shanghai Advertising”)	100%	August 19, 2004	PRC
Shanghai HJX Digital Technology Co., Ltd. (“Shanghai HJX”)	100%	August 23, 2004	PRC
Acorn International Electronic Technology (Shanghai) Co., Ltd. (“Acorn Electronic”)	100%	August 23, 2004	PRC
Acorn Information Technology (Shanghai) Co., Ltd. (“Acorn Information”)	100%	August 27, 2004	PRC
Beijing Acorn Youngleda Oxygen Generating Co., Ltd. (“Beijing Youngleda”)	100%	October 20, 2004	PRC
Yiyang Yukang Communication Equipment Co., Ltd. (“Yiyang Yukang”)	100%	November 29, 2005	PRC
Zhuhai Sunrana Bio-tech Co., Ltd. (“Zhuhai Sunrana”)	51%	June 16, 2006	PRC
Shanghai Acorn Enterprise Management Consulting Co., Ltd. (“Acorn Consulting”)	100%	November 8, 2006	PRC
Zhuhai Acorn Electronic Technology Co., Ltd. (“Zhuhai Acorn”)	100%	September 26, 2006	PRC
Beijing HJZX Software Technology Development Co., Ltd. (“Beijing HJZX”)	100%	January 22, 2007	PRC
Zhongshan Meijin Digital Technology Co., Ltd. (“Zhongshan Meijin”)	75%	February 13, 2007	PRC
Acorn Trade (Shanghai) Co., Ltd. (“Acorn Trade”)	100%	December 13, 2007	PRC
Shanghai Acorn HJX Software Technology Development Co., Ltd. (“HJX Software”)	100%	May 12, 2009	PRC
Wuxi Acorn Enterprise Management Consulting Co., Ltd. (“Wuxi Acorn”)	100%	January 29, 2010	PRC

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In US dollars, except share data, unless otherwise stated)

1. Organization and principal activities—(Continued)

Consolidated subsidiaries and changes to consolidated subsidiaries—(Continued)

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

VIE Arrangements

As of December 31, 2012, the variable interest entities of Acorn International were as follows:

Name of variable interest entities	Date of incorporation	Place of incorporation
Beijing Acorn Trade Co., Ltd. (“Beijing Acorn”)	March 19, 1998	PRC
Shanghai Acorn Network Technology Development Co., Ltd. (“Shanghai Network”)	November 2, 2004	PRC

People’s Republic of China (“PRC”) laws and regulations restrict foreign ownership of entities engaged in direct sales in China. To comply with PRC laws and regulations, Acorn International conducts its direct sales through two VIEs (Beijing Acorn and Shanghai Network) which hold direct sales licenses. The two VIEs are owned 100% by two PRC nationals: Yang Dongjie (or Don Dongjie Yang), Acorn International’s co-founder, Chief Executive Officer (“CEO”) and director, and Mr. Weiguo Ge, one of the assistant general managers of our finance department. Each of the two VIEs was established by the two shareholders on behalf, and for the exclusive benefits of Acorn International. Acorn Information, a wholly-owned subsidiary of Acorn International, entered into various agreements with each of the two VIEs and their shareholders, including (i) Irrevocable Powers of Attorney, under which each of the two shareholders of the VIEs granted to Acorn Information the power to exercise all voting rights as a shareholder of the VIEs, (ii) Loan Agreements, under which Acorn Information made interest-free loans to the shareholders of the VIEs in an aggregate amount of approximately RMB162.5 million (equivalent to US$25.9 million) and agreed to make additional interest-free loans not exceeding approximately RMB30.4 million (equivalent to US$4.8 million) for capital contributions by the shareholders in the VIEs, (iii) Operation and Management Agreements, under which the shareholders of the VIEs agreed that Acorn Information directs the day-to-day operational and financial activities of the VIEs including appointing directors and senior management, and that the VIEs do not conduct any transactions which might substantially affect their assets, obligations, rights and business operations without the prior written consent of

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In US dollars, except share data, unless otherwise stated)

1. Organization and principal activities—(Continued)

VIE Arrangements—(Continued)

Acorn Information, (iv) Equity Pledge Agreements, under which the shareholders of the VIEs pledged all of their equity interests in the VIEs to Acorn Information as collateral to guarantee the performance of the VIEs under the Operation and Management Agreements and the Exclusive Technical Services Agreements as described below, as well as their personal obligations under the Loan Agreements, (v) Exclusive Purchase Agreements, under which the shareholders of the VIEs irrevocably granted Acorn Information an exclusive option to purchase at any time if and when permitted under PRC law, all or any portion of their equity interests in the VIEs for a price that is the minimum amount permitted by PRC law, and (vi) Technical Service Agreements, under which Acorn Information became the exclusive provider of technical support and consulting services to the VIEs in exchange for service fees.

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

The ownership structures of Acorn Information and each of the two VIEs are in compliance with existing PRC laws and regulations according to the opinions of the Group’s PRC legal counsel. The contractual arrangements among Acorn Information and the two VIEs and their shareholders are valid, binding and enforceable. However, there are uncertainties regarding the interpretation and application of current and future PRC laws and regulations. The PRC regulatory authorities that regulate foreign investment in direct sales companies may take a view in the future that is contrary to the above opinions of the Group’s PRC legal counsel. If the current agreements that establish the structure for conducting the Group’s PRC direct sales business were found to be in violation of existing or future PRC laws or regulations, the Group may be required to restructure its ownership structure and direct sales operations in the PRC to comply with PRC laws and regulations, which may affect the Group’s financial position and cash flows related to these VIE structures. In addition, there are uncertainties in the PRC legal system that could limit the Group’s ability to enforce these contractual agreements in the event that the consolidated VIEs or their shareholders fail to meet their contractual obligations. If the legal structure and contractual arrangements were found to be in violation of PRC laws and regulations, the PRC government could:

•	revoke the business and operating licenses of the Group’s PRC subsidiaries and VIEs;

•	discontinue or restrict the operations of any related-party transactions among the Group’s PRC subsidiaries and VIEs;

•	limit the Group’s business expansion in China by way of entering into contractual arrangements;

•	impose fines or other requirements with which the Group’s PRC subsidiaries may not be able to comply;

•	require the Group or the Group’s PRC subsidiaries to restructure the relevant ownership structure or operations; or

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In US dollars, except share data, unless otherwise stated)

1. Organization and principal activities—(Continued)

VIE Arrangements—(Continued)

Restrict or prohibit the Group’s use of the proceeds of the additional public offering to finance the Group’s business and operations in China. The Group’s ability to conduct its business may be negatively affected if the PRC government were to carry out of any of the aforementioned actions. As a result, the Group may not be able to consolidate the VIEs in its consolidated financial statements as it may lose the ability to exert effective control over the VIEs and its shareholder, and it may lose the ability to receive economic benefits from the VIEs. The Group, however, does not believe such actions would result in the liquidation or dissolution of the Group or the VIEs.

The aforementioned two shareholders are the shareholders of the Group, which owns all of the equity interests in the VIEs and the two shareholders are also beneficial owners of the Group. The interests of the two shareholders as the beneficial owners of the VIEs may differ from the interests of the Group as a whole, since the two shareholders hold 12.2% of the total common shares issued and outstanding as of December 31, 2012. The Group cannot assure that when conflicts of interest arise, the two shareholders will act in the best interests of the Group or that conflicts of interests will be resolved in the Group’s favor. Currently, the Group does not have existing arrangements to address potential conflicts of interest the two shareholders may encounter in their capacity as beneficial owners, director and officer of the VIEs, on the one hand, and as beneficial owners, director and officer of the Group, on the other hand. The Group believes the two shareholders will not act contrary to any of the contractual arrangements and the Exclusive Purchase Agreements provides the Group with a mechanism to remove the two shareholders as beneficial shareholders of the VIEs should he act to the detriment of the Group. The Group relies on the two shareholders as directors and executive officers of the Group, to fulfill their fiduciary duties and abide by laws of the PRC and Cayman Islands and act in the best interest of the Group. If the Group cannot resolve any conflicts of interest or disputes between the Group and the two shareholders, the Group would have to rely on legal proceedings, which could result in disruption of its business, and there is substantial uncertainty as to the outcome of any such legal proceedings.

The Group believes that its ability to direct the activities of the two VIEs that most significantly impact the VIEs’ economic performance is not affected by the above uncertainties in the PRC legal system. Accordingly, the two VIEs continue to be consolidated VIEs of the Group.

Summary financial information of the Group’s two VIEs included in the accompanying consolidated financial statements is as follows:

	For the years ended December 31,
	2010	2011	2012
Net revenues	$195,749,845	$290,145,402	$190,302,130

Net income	$5,243,804	$6,876,485	$1,765,918

The VIEs contributed an aggregate of 66.8%, 80.1% and 78.5% of the consolidated net revenues for the years ended December 31, 2010, 2011 and 2012, respectively. The Group’s operations not conducted through contractual arrangements with the VIE primarily consist of its distribution sale business. As of the fiscal years ended December 31, 2011 and 2012, the VIEs accounted for an aggregate of 14.8% and 12.5%, respectively, of the consolidated total assets, and 23.1% and 25.5%, respectively, of the consolidated total liabilities. The assets not associated with the VIEs primarily consist of cash and cash equivalents, short-term investments, inventory, prepaid land use right and property and equipment, net.

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In US dollars, except share data, unless otherwise stated)

1. Organization and principal activities—(Continued)

VIE Arrangements—(Continued)

There are no consolidated VIEs’ assets that are collateral for the VIEs’ obligations and can only be used to settle the VIEs’ obligations. There are no creditors (or beneficial interest holders) of the VIEs that have recourse to the general credit of the Group or any of its consolidated subsidiaries. Should the VIEs require financial support, the Group or its subsidiaries may, at its option and subject to statutory limits and restrictions, provide financial support to its VIEs through loans to the shareholders of the VIEs or entrustment loans to the VIEs.

Relevant PRC laws and regulations restrict the VIEs from transferring a portion of its net assets, equivalent to the balance of its statutory reserve and its share capital, to the Group in the form of loans and advances or cash dividends.

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

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

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

The Group’s financial instruments consist of cash and cash equivalents, restricted cash, short-term investments, accounts receivable, notes receivable, long-term investments, accounts payable and notes payable. For cash and cash equivalents, restricted cash, accounts receivable, notes receivable, accounts payable and notes payable, the carrying amounts of these financial instruments as of December 31, 2011 and 2012 were considered representative of their fair values due to their short terms to maturity.

(e) Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and highly liquid investments which are unrestricted as to withdrawal or use, and which have original maturities of three months or less when purchased.

Cash balances of the Group that are included in the cash and cash equivalents of the consolidated balance sheets, including those denominated in RMB, may be withdrawn and used for the Group’s general operations without prior notice or penalty. The PRC government imposes certain controls on the convertibility of the RMB

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In US dollars, except share data, unless otherwise stated)

2. Summary of principal accounting policies—(Continued)

(e) Cash and cash equivalents—(Continued)

into foreign currencies, and in certain cases, the remittance of currency out of China. However, the Group does not consider the process for converting RMB into foreign currency in compliance with these controls to be a usage restriction and such process is not expected to result in any penalties provided that the Group complies with all above-mentioned processes as required.

The RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in China’s foreign exchange trading system market. The Group’s aggregate amount of cash and cash equivalents and restricted cash denominated in RMB amounted to RMB622,530,680 and RMB544,484,550 as of December 31, 2011 and 2012, respectively.

(f) Restricted cash

Under the notes payable and third-party bank channel sales arrangements with the banks, the Group is required to maintain certain cash balances in the banks based on the amounts of notes payable granted or certain fixed amounts. These balances related to the notes payable and third-party bank channel sales arrangements were reflected as restricted cash in the balance sheet and amounted to $1,556,852 and $246,599 as of December 31, 2011 and 2012, respectively.

(g) Short-term and long-term investments

The Group’s short-term investments consist of trading securities.

The Group’s long-term investments have consisted of available-for-sale securities and embedded derivative instruments in previous years.

Securities that the Group buys and holds principally for the purpose of selling them in the near term are classified as trading securities. Trading securities are recorded at fair value, with unrealized gains and losses recognized in other income (expense) in the consolidated statements of operations.

Securities that the Group has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost.

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

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

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

(h) Derivative instruments

Derivative instruments are recognized as assets or liabilities and measured at fair value initially and at the end of each reporting period. Changes in fair value of the derivatives are recorded in the consolidated statements of operations. The Group’s derivative instruments have not qualified for hedge accounting in the past.

The Group held an investment in share options of a Japanese public company that meet the definition of a derivative instrument. In addition, one of the Group’s long-term investments contained an embedded derivative instrument that was linked to an equity index and an interest rate index. The embedded derivative was bifurcated from the host contract and accounted for separately. The Group recorded aggregate losses of $499,361 upon disposal its derivative instruments in 2011, which were included as other expenses in the consolidated statement of operations.

The Group does not hold any derivative instruments as of December 31, 2011 and 2012.

(i) Inventory

The cost of inventory comprises all costs of purchase, costs of conversion, and other costs incurred to bring inventory to its present location and condition. The cost of inventory is calculated using the weighted-average method.

The inventory is stated at the lower of cost or market value. Adjustments are recorded to write down the inventory to the estimated net realizable value. The Group estimates excess and slow-moving inventory based upon assumptions of future demands and market conditions. If actual market conditions are less favorable than projected by management, additional inventory write-downs may be required.

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

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In US dollars, except share data, unless otherwise stated)

2. Summary of principal accounting policies—(Continued)

(j) Prepaid land use right—(Continued)

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

(n) Investment in affiliates

The affiliated companies, in which the Group does not have significant influence, are accounted for using cost method of accounting. Dividends received that are distributed from the net accumulated earnings of the investee are recognized in the Group’s consolidated statements of operations. Dividends received in excess of earnings are recorded as reductions of cost of the investment. The Group evaluates each cost method investment separately for impairment indicators and whether any decrease in value of the investment has occurred which is other-than-temporary. If the fair value of the investment is less than its cost and the impairment is other-than-temporary, then the Group would recognize an impairment loss equal to the excess of the carrying amount over the fair value of the investment.

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In US dollars, except share data, unless otherwise stated)

2. Summary of principal accounting policies—(Continued)

(n) Investment in affiliates—(Continued)

The affiliated companies in which the Group has significant influence are accounted for using equity method of accounting. The share of earnings or losses of the investee are recognized in the Group’s consolidated statements of operations and adjusts the carrying amount of the investment. Dividends received reduce the carrying amount of the investment. The Group evaluates each equity method investment separately for impairment indicators and whether any decrease in value of the investment has occurred which is other-than-temporary. If the fair value of the investment is less than its cost and the impairment is other-than-temporary, then the Group would recognize an impairment loss equal to the excess of the carrying amount over the fair value of the investment.

(o) Revenue recognition

Direct sales, net

The Group’s direct sales net revenues primarily represent product sales through the Group’s TV direct sales and other direct sales platforms, such as internet sales, outbound calls, catalog sales, third party bank channel sales, and direct sales through print media and radio. The Group recognizes net revenues for products sold through its direct sales platforms once the products are delivered to and accepted by the customers (“F.O.B. Destination”).

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

The Group relies on China Express Mail Service Corporation (“EMS”) and local delivery companies to provide the Group data as to their successful deliveries for the Group’s direct sales products. EMS and local delivery companies regularly report product delivery information. In 2010, 2011 and 2012, direct sales net revenues were adjusted in the current accounting period based on actual unsuccessful product deliveries experience reported by EMS and local delivery companies. For unsuccessful deliveries, EMS and local delivery companies are required to return the undelivered products to the Group. It generally takes two to four weeks for EMS to return the undelivered products to the Group whereas it generally takes seven to ten days for local delivery companies to do so.

Distribution sales, net

The Group’s distribution sales net revenues represent product sales to the distributors comprising the Group’s nationwide distribution networks. The distributor agreements do not provide discounts, chargeback, price protection or stock rotation rights. The Group recognizes net revenues for products sold through its nationwide distribution networks when the products are delivered to and accepted by the distributors (e.g. “F.O.B. Destination”). In most cases, the distributors are required to pay in advance for the Group’s products. Some distributors are given customary credit terms based on the creditworthiness.

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In US dollars, except share data, unless otherwise stated)

2. Summary of principal accounting policies—(Continued)

(o) Revenue recognition—(Continued)

Sales taxes

The Group presents revenues net of sales taxes incurred. The sales taxes amounted to $285,092, $940,745 and $706,540 for the years ended December 31, 2010, 2011 and 2012, respectively. Before subtracting sales taxes, gross direct sales revenues were $196,098,603, $292,290,123 and $194,220,344 and gross distribution sales revenues were $97,427,674, $70,708,535 and $49,059,870 for the years ended December 31, 2010, 2011 and 2012, respectively.

(p) Advertising expenses

The Group records cash advances paid to advertising companies as prepaid advertising expenses in the consolidated balance sheets. The Group then expenses the prepaid advertising expenses as the advertisement is shown.

(q) Shipping and handling costs

The Group records costs incurred for shipping and handling as part of other selling and marketing expenses in the consolidated statements of operations. Shipping and handling costs were $8,945,554, $13,653,621and $15,222,530 for the years ended December 31, 2010, 2011 and 2012, respectively.

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

The government subsidies in 2010, 2011 and 2012 were $2,591,538, $3,037,026 and $2,997,096, respectively.

(t) Income taxes

Current income taxes are provided for in accordance with the relevant statutory tax laws and regulations.

Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. Net operating losses are carried forward and credited by applying enacted statutory tax rates applicable to future years. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more-likely-than-not that some portion or all of the

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In US dollars, except share data, unless otherwise stated)

2. Summary of principal accounting policies—(Continued)

(t) Income taxes—(Continued)

deferred tax assets will not be realized. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on the characteristics of the underlying assets and liabilities, or the expected timing of their use when they do not relate to a specific asset or liability.

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

The financial records of the Group’s PRC subsidiaries and VIEs are denominated in its local currency, the Renminbi (“RMB”), which is the functional currency. Assets and liabilities are translated at the exchange rates at the balance sheet date. Equity accounts are translated at historical exchange rates. Revenues, expenses, gains and losses are translated using the average rate for the period. Translation adjustments are reported as component of comprehensive income in the consolidated statements of comprehensive income (loss).

The aggregated gains through foreign currency transactions in 2010 and 2011 were $243,752 and $376,167 and the aggregated losses through foreign currency transactions in 2012 were $20,498.

(v) Comprehensive income (loss)

Our financial statements include the Consolidated Statements of Comprehensive Income as required by new accounting guidance, which we retrospectively adopted during 2012.

(w) Concentration of credit risk

Financial instruments that potentially expose the Group to concentration of credit risk consist primarily of cash and cash equivalents, restricted cash, available-for-sale securities, accounts receivable and notes receivable. All of the Group’s cash and cash equivalents and restricted cash are held with large state-owned financial institutions. The Group engages delivery companies, mainly EMS, to deliver products to customers and to collect cash from the customers for direct sales gross revenues through direct sales platforms. The Group conducts credit evaluations of delivery companies and generally does not require collateral or other security from its delivery companies. The Group establishes an allowance for doubtful accounts primarily based on the age of the receivables and factors surrounding the credit risk of specific customers.

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In US dollars, except share data, unless otherwise stated)

2. Summary of principal accounting policies—(Continued)

(w) Concentration of credit risk—(Continued)

As of December 31, 2011 and 2012, accounts receivables from EMS were $1,787,055 and $3,616,458, respectively. These amounts represented 10.7% and 25.3% of the total accounts receivables as of December 31, 2011 and 2012, respectively.

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

(aa) Recently issued accounting pronouncements

In July 2012, the FASB issued ASU 2012-02, Impairment of Indefinite-Lived Intangible Assets, an authoritative pronouncement related to testing indefinite-lived intangible assets, other than goodwill, for impairment. Under the pronouncement, entities testing indefinite-lived intangible assets for impairment would have the option of performing a qualitative assessment before calculating the fair value of the asset. If an entity determines, on the basis of qualitative factors, that the indefinite-lived intangible asset is not more likely than not impaired, a quantitative fair value calculation would not be needed. The amendments are effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012, and is not expected to have a material impact on the Group’s consolidated financial statements.

3. Acquisition

On December 24, 2008, the Group completed its acquisition of 100% equity interests of Yiyang Yukang, a cell phone producer and distributor in the PRC, pursuant to the terms of the definitive agreement entered into on

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In US dollars, except share data, unless otherwise stated)

3. Acquisition—(Continued)

December 18, 2008. In addition to initial purchase price, the Group was required to pay up to three additional earn-out payments equivalent to the maximum amount of $37.1 million in a combination of cash and ordinary shares, contingent on Yiyang Yukang meeting the following earnings targets for the respective periods:

Tranche	Earning targets of Yiyang Yukang for the earn-out contingent payments
First	Net profit for 2008 reaches RMB60,000,000 and net profit for the first quarter of 2009 reaches RMB40,000,000
Second	Net profit for 2009 reaches RMB120,000,000
Third	Net profit for 2010 reaches RMB120,000,000

Yiyang Yukang met the first earn-out payment earnings target, but failed to meet the second and third earn-out requirements. Therefore, the Group did not pay the second or third earn-out payments. The business combination liability after the first earn-out payment amounted to $1,103,015 as of December 31, 2009. The business combination liability of $1,103,015, as excess of fair value of the acquired net assets over cost, was allocated as a pro rata reduction to the carrying amounts of certain acquired assets, and the remaining excess of $827,531 after reducing the assets value to zero was recognized as an extraordinary gain, net of tax in the consolidated statement of operations for the year ended December 31, 2010.

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

4. Short-term and long-term investments

Trading securities

Investments in trading securities consist of marketable bond funds which are measured using the closing prices from the exchange market as of the measurement date on a recurring basis; as such, they are classified within Level 1 measurements. We obtain the majority of the prices used in this valuation from quoted market value.

As of December 31, 2011 and 2012, the Group’s costs and assets measured at fair value on a recurring basis subsequent to initial recognition were as follows:

	December 31,
	2011		2012
	Cost	Fair Value (Level 1)	Cost	Fair Value (Level 1)
Trading securities	$9,942,304	$9,993,720	$9,966,663	$10,271,142

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In US dollars, except share data, unless otherwise stated)

4. Short-term and long-term investments—(Continued)

Trading securities—(Continued)

Investment gains of trading securities for the years ended December 31, 2010, 2011 and 2012 consisted of the following and was included in the other income in the consolidated statements of operations:

	For the years ended December 31,
	2010	2011	2012
Realized gains from sales of trading securities	$1,323,079	$366,131	$349,338
Unrealized holding gains	458,266	51,416	252,455

	$1,781,345	$417,547	$601,793

Available-for-sale securities

The Group has no available-for-sale securities as of December 31, 2011 and 2012. In 2011, the Group disposed of all of its available-for-sale securities.

In November 2009, Acorn Hong Kong purchased 950,000 ordinary shares and 450 share options each to subscribe for 1,000 ordinary shares of a Japanese company listed on JASDAQ securities exchange for cash consideration of $1,541,142. Acorn Hong Kong held less than 20% of the equity interests of the Japanese company and does not have the ability to exercise significant influence in the operations of the Japanese company. The Group recorded the investment in 950,000 ordinary shares as an available-for-sale security, which was marked to market at the end of each reporting period with changes in fair value reported as a component in other comprehensive income in equity. The fair value of the available-for-sale security was determined using the stock price quoted on the securities exchange and therefore was classified as a level 1 fair value measurement. The 450 share options are fully vested, non-forfeitable, and exercisable in three years. The Group recorded $185,818 for the original estimated fair value of the share options in other long-term assets. The share options were considered a derivative instrument and were marked to market at the end of each reporting period with changes in fair value reported in other income in the consolidated statements of operations. The fair value of the share options used observable inputs directly or indirectly obtained from active markets, including the Japanese company’s stock price, volatility, interest rate, dividends, marketability and expected return requirements. The Group used the Black-Scholes-Merton option-pricing model to determine the fair value of the share options. As such, the derivative asset valuation is considered a Level 2 measurement. The share options were valued at $243,914 as of December 31, 2010. Accordingly, the Group recorded a gain of $28,722 due to changes in the fair value of the derivative as an increase in other long-term assets and other income in 2010.

On November 16, 2011, the Group disposed of all its investment in the 950,000 shares and 450 share options of the Japanese company for cash of JPY111.8 million ($1.5 million USD equivalent) and JPY450 (equivalent of $6 USD), respectively. The gain on the disposition of the investments in the 950,000 shares was $97,189, and was recognized in other income in the consolidated statement of operations. The loss on the disposal of the investments of 450 share options in 2011 was $243,908. This represented the difference between the price sold and the fair value of December 31, 2010 and was recorded in other expenses in the consolidated statement of operations.

In August 2007, the Group purchased an index-linked note (“the Note”) from a bank. The Note had a contractual variable interest rate ranging from 0%-12%, computed based on the number of days in which both the

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In US dollars, except share data, unless otherwise stated)

4. Short-term and long-term investments—(Continued)

Available-for-sale securities—(Continued)

Nikkei 225 index and the 3-month USD-LIBOR-BBA are above or within the stated ranges, respectively. Interest was paid at fixed intervals on a quarterly basis. The issuer had an option to call the Note before or at maturity for an amount equal to principal plus any unpaid interest. The maturity date of the Note was August 3, 2019. The Group’s investment in the Note contained an embedded derivative instrument that is linked to an equity index and an interest rate index. The embedded derivative has been bifurcated and accounted for at fair value with changes in the fair value recorded in the consolidated statements of operations using Level 3 inputs. On the date when the Note was issued, the Group recorded $5,287,940 initial estimated fair value of the embedded derivative in long-term investments on the consolidated balance sheet. The embedded derivative was valued at $848,000 as of December 31, 2010. In 2010, the Group recorded gains due to changes in the fair value of the embedded derivative of $170,690, which were included in the other income in the consolidated statement of operations.

On July 28, 2011, the Note was disposed of by the Group for cash consideration of US$7,120,000. The loss on the disposal of the embedded derivative instrument contained in the Note in 2011 was $255,453. This represented the difference between the price sold and the fair value as of December 31, 2010 and was recorded in other expenses in the consolidated statement of operations.

A summary of changes in Level 3 measurements for the years ended December 31, 2011 and 2012 were as follows:

	For the years ended December 31,
	2011	2012
Balance at beginning of the year	$7,050,000	$—
Redemption of the Note	(7,120,000)	—
Loss on change in fair value of embedded derivative	(255,453)	—
Realized gain transferred from accumulated other comprehensive income	449,453	—
Unrealized losses included in accumulated other comprehensive income	(336,000)	—
Accrued interest	212,000	—

Balance at end of the year	$—	$—

5. Accounts receivable

An analysis of allowance for doubtful accounts for the years ended December 31, 2010, 2011 and 2012 was as follows:

	For the years ended December 31,
	2010	2011	2012
Balance at beginning of the year	$1,597,556	$673,242	$4,157,614
Charged to expenses	58,517	3,705,557	1,064,477
Charges taken against allowance	(982,831)	(221,185)	(1,094,144)

Balance at end of the year	$673,242	$4,157,614	$4,127,947

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In US dollars, except share data, unless otherwise stated)

5. Accounts receivable—(Continued)

In 2011 and 2012, the Group made additional bad debt provision related to the transition of certain local delivery companies used to fulfill the direct sales orders to improve the successful goods delivery rate.

6. Inventory

Inventory consisted of the following:

	December 31,
	2011	2012
Raw materials and work in progress	$7,052,333	$5,733,393
Finished goods and merchandise goods	25,836,312	16,886,481

	$32,888,645	$22,619,874

As of December 31, 2011 and 2012, a portion of finished goods and merchandise goods and certain raw materials and work in process inventory were in excess of the Group’s current requirements based on the recent level of sales. The Group recorded inventory write-downs of $6,706,376 and $4,499,539 as of December 31, 2011 and 2012 primarily for obsolete and slow-moving finished goods and merchandise inventory.

7. Other prepaid expenses and current assets

Other prepaid expenses and current assets consisted of the following:

	December 31,
	2011	2012
Value-added tax recoverable	$975,098	$5,071,701
Advances to suppliers	4,808,927	4,349,344
Prepaid income tax	1,200,120	79,963
Other prepaid expenses	2,944,100	2,643,921

	$9,928,245	$12,144,929

The Group made allowance for doubtful accounts in the aggregate amount of $36,424 and $96,836 in 2010 and 2011, respectively. The Group reversed the allowance for doubtful accounts in the aggregate amount of $21,080 in 2012.

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In US dollars, except share data, unless otherwise stated)

8. Property and equipment, net

Property and equipment, net consisted of the following:

	December 31,
	2011	2012
Buildings	$26,232,621	$26,812,029
Computers and office equipment	10,813,480	11,260,671
Leasehold improvements	1,376,044	2,052,740
Vehicles	946,304	925,015
Information Technology equipment	497,965	834,880
Machinery	628,868	608,700

	$40,495,282	$42,494,035
Less: accumulated depreciation and amortization	(11,137,862)	(13,503,222)

	$29,357,420	$28,990,813
Construction in progress	446,481	11,559

	$29,803,901	$29,002,372

Depreciation and amortization expenses for property and equipment were $2,200,616, $3,071,191 and $3,307,549 for the years ended December 31, 2010, 2011 and 2012, respectively.

9. Acquired intangible assets, net

Acquired intangible assets, net consisted of the following:

	December 31,
	2011	2012
Distribution networks	$2,329,849	$2,329,849
Trademarks	2,902,259	2,904,171

	$5,232,108	$5,234,020
Less: accumulated amortization	(3,105,512)	(3,437,654)

	$2,126,596	$1,796,366

The Group recorded amortization expenses of $477,082, $439,965 and $330,220 for the years ended December 31, 2010, 2011 and 2012, respectively. The amortization expenses of the above intangible assets will be approximately $316,006, $301,699, $301,699, $301,699 and $221,583 for 2013, 2014, 2015, 2016 and 2017, respectively.

10. Investments in affiliates

Investments accounted for under the equity method of accounting

In July 2008, the Group invested 30.0% equity interests in Kela (Hong Kong) Jewelry Investment Limited (“Kela”) for cash of $1.2 million. In October 2009, the Group increased its investment in Kela from 30.0% to 35.0%. In July 2010, the Group’s investment in Kela decreased from 35.0% to 22.1% as a result of dilution due

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In US dollars, except share data, unless otherwise stated)

10. Investments in affiliates—(Continued)

Investments accounted for under the equity method of accounting—(Continued)

to issuance of additional shares by Kela to new investors. As the Group has the ability to exercise significant influence over Kela, the Group accounts for this investment using the equity method of accounting. In May 2011, the Group sold all its equity interests in Kela to another shareholder of Kela, a third party of the Group, for cash of RMB39.6 million ($6.1 million USD equivalent). The gain on the disposition of the investment in Kela in 2011 was $5,421,753 and was recognized in other income in the consolidated statement of operations. The Group’s equity in losses of Kela in 2010 and 2011 were $443,123 and $28,567, respectively, and were recognized in equity in losses of affiliates in the consolidated statements of operations.

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

In January 2010, Shanghai An-Nai-Chi, a company which previously was a 51.0% equity-owned consolidated subsidiary of the Group, received a cash injection of $1.5 million from a third party of the Group. After the cash injection, the Group retained 33.2% equity interests in Shanghai An-Nai-Chi and no longer had control in Shanghai An-Nai-Chi. As the Group holds one out of five board seats on the Board of Shanghai An-Nai-Chi and has significant influence over financial and operating decision-making after deconsolidation, the Group accounts for the retained 33.2% equity interests using the equity method of accounting. The retained investment was re-measured at fair value of $1.1 million on the date the Group deconsolidated Shanghai An-Nai-Chi. The Group’s equity in losses of Shanghai An-Nai-Chi in 2010 and 2011 were $353,598 and $743,153, respectively and were recognized in equity in losses of affiliates in the consolidated statement of operations. The carrying amount of the investment in Shanghai An-Nai-Chi has been reduced to zero as of December 31, 2011. The Group did not recognize any equity in losses of Shanghai An-Nai-Chi in 2012 as the Group has no obligation to fund additional losses.

On December 31, 2012, the Group acquired 9.3% of the equity interests in China Branding Company Limited (“CBG”) for cash of $1.3 million. Mr. Robert W. Roche, Acorn’s co-founder and the chairman of the Board of Directors, individually holds an additional 7.6% equity interests in CBG and holds one out of five board seats of CBG and accordingly, Mr. Roche is able to exercise significant influence through his participation on the Board of Directors. As such, management believes that it can exercise significant influence over CBG through the Group’s direct equity investment, the Group’s indirect investment through Mr. Roche’s equity interest, and Mr. Roche’s significant influence over CBG. Therefore, the Group accounts for this investment using the equity method of accounting.

Investment accounted for under the cost method of accounting

In June 2009, the Group sold 33.0% equity interests in Shanghai Yimeng, a company which previously was a 51.0% equity-owned consolidated subsidiary of the Group. After the sale, the Group retained an 18.0% equity interest in Shanghai Yimeng and did not have the ability to exercise significant influence over Shanghai

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In US dollars, except share data, unless otherwise stated)

10. Investments in affiliates—(Continued)

Investment accounted for under the cost method of accounting—(Continued)

Yimeng’s operational and financial policies and activities. The Group accounts for the retained 18.0% equity interests using the cost method of accounting. The retained investment was recorded at fair value of $4.2 million on the date the Group deconsolidated Shanghai Yimeng. In 2010, the Group’s investment in Shanghai Yimeng decreased from 18.0% to 16.2% as a result of the Group’s disposal of 1.8% equity interests. In 2011, the Group’s interests in Shanghai Yimeng further decreased to 12.9% as a result of the dilution due to issuance of additional shares to a new investor.

11. Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consisted of the following:

	December 31,
	2011	2012
Other taxes payable	$3,817,175	$2,589,631
Accrued employee payroll and welfare	3,800,748	3,048,385
Other payable	7,365,382	6,387,108
Accrued expenses	1,385,094	1,332,397
Advances from customers	2,541,779	214,133

	$18,910,178	$13,571,654

Other taxes payable mainly consist of value-added tax payable and sales taxes payable. The Group’s PRC subsidiaries are subject to value-added tax at a rate of 17% on product purchases and sales amount. Value-added tax payable on sales is computed net of value-added tax paid on purchases. The Group’s PRC subsidiaries are also subject to business tax at a rate of 5% on sales related to services rendered.

12. Special dividend declared in 2010

On October 18, 2010, the board of directors of Acorn International approved and declared a special cash dividend of $0.23 per ordinary share on its outstanding shares to shareholders of record as of the close of trading on November 15, 2010 directly from the share premium account of Acorn International. The dividend payable as of December 31, 2010 was $15,177. The balance of additional paid-in capital was reduced for the full amount of this special dividend of $20,533,690 as of December 31, 2010. As of December 31, 2011, the Group had a remaining dividend payable which amounted to $467 and was paid in 2012.

13. Share-based compensation

In May 2006, the Group adopted the 2006 Equity Incentive Plan (the “2006 Option Plan”) which allows the Group to offer a variety of incentive awards to employees, officers, directors or individual consultants or advisors who render services to the Group and authorized the issuance of 24,133,000 ordinary shares. Under the 2006 Option Plan, the share options and stock appreciation rights(“SARs”) are generally granted with an exercise price equal to the fair market value of the underlying shares, as determined by the Group’s board of directors at the date of grant and expire after ten years and six years, respectively, with vesting occurring 25% upon grant and the remaining 75% vesting ratably over three years. Certain share options and SARs granted vest immediately upon

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In US dollars, except share data, unless otherwise stated)

13. Share-based compensation—(Continued)

grant, and certain share options and SARs granted vest upon the satisfaction of certain performance targets. The proceeds from the exercise of the SARs by the grantee will be equity settled by delivery of equivalent fair value of ordinary shares of the Group.

In 2010, the Group granted restricted share units (“RSUs”) to its employees that require no exercise price with one-twelfth to vest on the last day of each three-month period during the three years following the grant date. The holders of the RSUs are not entitled to voting but have the right to receive dividend equivalents with respect to any unpaid RSUs they hold as of the applicable record date for any dividend payment if Acorn International declares a cash dividend on its outstanding ordinary shares. The dividend equivalents are subject to the same vesting and other terms as the original RSUs to which they relate.

In 2012, the Group granted RSUs to an officer of the Group that requires no exercise price. One-half of the RSUs granted are time-based shares which will vest one-third on the last day of each year during the three years following the grant date. The other half of the RSUs granted are performance-based which will vest upon the satisfaction of certain performance targets. The holders of the RSUs are not entitled to voting but have the right to receive dividend equivalents with respect to any unpaid RSUs they hold as of the applicable record date for any dividend payment if Acorn International declares a cash dividend on its outstanding ordinary shares. The dividend equivalents are subject to the same vesting and other terms as the original RSUs to which they relate.

The Group recorded compensation expense of $215,171, $129,673 and $424,445 for the years ended December 31, 2010, 2011 and 2012, respectively.

The fair value of each RSU granted in 2010 and 2012 were based on quoted market price of the Group’s ordinary share on the grant date.

A summary of the share options and SARs activities for the year ended December 31, 2012 and the information regarding the share options and SARs outstanding as of December 31, 2012 were as follows:

	Number of share options/ SARs	Weighted average exercise price	Weighted average remaining contract terms	Aggregate intrinsic value
Share options/SARs outstanding at January 1, 2012	9,621,966	$2.93
Granted	—	$—
Forfeited	(5,445,884)	$3.15
Expired	(1,252,100)	$3.50
Exercised	—	$—

Share options/SARs outstanding at December 31, 2012	2,923,982	$2.27	1.96 years	$—

Share options/SARs vested or expected to vest at December 31, 2012	2,923,982	$2.27	1.96 years	$—

Share options/SAR exercisable at December 31, 2012	2,923,982	$2.27	1.96 years	$—

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In US dollars, except share data, unless otherwise stated)

13. Share-based compensation—(Continued)

The weighted-average fair value of share options and SARs granted in 2010, 2011 and 2012 was nil, nil and nil, respectively. The total fair value of options and SARs vested in 2010, 2011 and 2012 was $101,859, nil and nil, respectively. The aggregate intrinsic value of options and SARs exercised in 2010, 2011 and 2012 was $18,000, $155,202 and nil, respectively.

A summary of the RSUs activities for the year ended December 31, 2012 was as follows:

	Number of RSUs	Weighted average grant date fair value
Nonvested at January 1, 2012	83,282	$1.40
Granted	1,800,000	$1.43
Forfeited	(312,724)	$1.43
Vested	(50,892)	$1.40

Nonvested at December 31, 2012	1,519,666	$1.43

As of December 31, 2012, there was $2,167,483 in total unrecognized compensation expense related to unvested share-based compensation arrangements granted under the 2006 Option Plan, which is expected to be recognized over a weighted-average period of 2.16 years.

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

Shanghai Advertising and Acorn Information, both registered in Pudong New District, Shanghai of the PRC, are subject to 22% Enterprise Income Tax (“EIT”) in 2010, 24% EIT in 2011 and 25% EIT in 2012 pursuant to the local tax preferential arrangement.

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In US dollars, except share data, unless otherwise stated)

14. Taxation—(Continued)

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

The Group’s remaining PRC subsidiaries are subject to the statutory rate of 25% in 2010, 2011 and 2012 in accordance with the New EIT Law.

Tax that would otherwise have been payable without tax holidays amounted to $424,875, $461,396 and $49,642 in 2010, 2011 and 2012, respectively (representing an increase in basic and diluted loss per ordinary share from operations of $0.01, $0.01 and nil in 2010, 2011 and 2012, respectively).

Under the New EIT Law and implementation regulations issued by the PRC State Council, income tax at the rate of 10% is applicable to interest and dividends payable to investors that are “non-resident enterprises”, which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such interest or dividends have their sources within the PRC. Undistributed earnings of the Group’s PRC subsidiaries are considered to be indefinitely reinvested and, accordingly, no provision for PRC dividend withholding tax has been provided thereon. Upon distribution of these earnings in the form of dividends or otherwise in the future, the Group would be subject to PRC withholding tax at 10% or a lower treaty rate.

A deferred tax liability should be recorded for the VIEs to the extent of their accumulated profit. As the VIEs have accumulated losses, no deferred tax liability has been provided by the Group.

The Group has made its assessment of each tax position (including the potential application of interests and penalties) based solely on the technical merits of the position, and has measured the unrecognized benefits associated with the tax positions. As of December 31, 2010, 2011 and 2012, the Group had unrecognized tax benefits of approximately $3.1 million, $2.5 million and nil, respectively. The unrecognized tax benefits would impact the effective income tax if recognized. A reconciliation of the beginning and ending amount of unrecognized tax benefits for the years ended December 31, 2010, 2011 and 2012 was as follows:

	For the years ended December 31,
	2010	2011	2012
	(in million)	(in million)	(in million)
Unrecognized tax benefits at beginning of the year	$3.1	$3.1	$2.5
Lapse of statute of limitation	—	(0.6)	(2.5)

Unrecognized tax benefits at end of the year	$3.1	$2.5	—

As of December 31, 2010, 2011 and 2012, the amount of interests and penalties related to uncertain tax positions was immaterial. The Group does not anticipate any significant increases or decreases to its liabilities for unrecognized tax benefits within the next twelve months.

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In US dollars, except share data, unless otherwise stated)

14. Taxation—(Continued)

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of income taxes is due to computational errors made by the taxpayer. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined, but an underpayment of income tax liability exceeding RMB100,000 (approximately $15,000) is specifically listed as a special circumstance. In the case of a transfer pricing related adjustment, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. The Group’s PRC subsidiaries are therefore subject to examination by the PRC tax authorities from 2008 through 2012 on non-transfer pricing matters, and from 2002 through 2012 on transfer pricing matters.

The current and deferred portion of income tax (expenses) benefits included in the consolidated statements of operations were as follows:

	For the years ended December 31,
	2010	2011	2012
Current income tax (expenses) benefits	$(334,277)	$(2,178,034)	$1,359,513
Deferred income tax (expenses) benefits	1,873,217	(932,962)	(3,182,139)

	$1,538,940	$(3,110,996)	(1,822,626)

Reconciliation between the effective income tax rate and the PRC statutory income tax rate was as follows:

	For the years ended December 31,
	2010	2011	2012
PRC statutory tax rate	25%	25%	25%
Expenses not deductible for tax purposes	(3)%	(2)%	(1)%
Effect of tax preference granted to PRC subsidiaries	(3)%	(1)%	—
Effect of different tax rate of subsidiary operations in other jurisdiction	1%	4%	(3)%
Change in valuation allowance	(4)%	25%	(47)%
Effect of change in tax rate on deferred tax assets/liabilities	4%	(7)%	—
Prior year provision to return adjustment	(1)%	—	—
Recognition of the unrecognized tax benefit	—	(9)%	15%

Effective tax rate	19%	35%	(11)%

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In US dollars, except share data, unless otherwise stated)

14. Taxation—(Continued)

The principal components of the Group’s deferred income tax assets and liabilities as of December 31, 2011 and 2012 were as follows:

	December 31,
	2011	2012
Deferred tax assets:
Allowance and reserves	$2,829,016	$2,272,249
Accrued expenses	1,162,885	980,821
Revenue recognition difference	792,960	664,005
Advertising expenses	341,742	1,583,422
Yiyang Yukang long-term assets reduction	6,229	1,478
Net operating losses	1,769,401	5,839,789

	$6,902,233	$11,341,764
Less: valuation allowance	(3,423,584)	(10,984,254)

	$3,478,649	$357,510

Deferred tax liabilities:
Unrealized gains on trading securities	$(12,854)	$(76,119)
Fair value step up of retained investment in Shanghai Yimeng	(831,006)	(833,042)

	$(843,860)	$(909,161)

	$2,634,789	$(551,651)

Deferred tax assets were analyzed as:
Current	$3,478,649	$357,510

Deferred tax liabilities were analyzed as:
Current	$(12,854)	$(76,119)
Non-current	(831,006)	(833,042)

	$(843,860)	$(909,161)

	$2,634,789	$(551,651)

As of December 31, 2012, the Group had tax losses carrying forward of $23,622,546. The tax losses will expire between 2013 and 2017 if they are not utilized.

The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, the Group believes it is not more-likely-than-not that the Group will realize the benefits of these deductible differences, thus an additional valuation allowance for approximately $7.6 million was recognized in 2012. The remainder amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward periods are reduced.

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In US dollars, except share data, unless otherwise stated)

15. Other income (expenses)

Other income (expenses) consisted of the following:

	For the years ended December 31,
	2010	2011	2012
Interest income	$1,256,036	$2,051,101	$3,302,882
Sale of E-Roda trademark	—	—	1,942,682
Investment gain	3,360,190	5,941,960	601,793
Others	209,474	(171,147)	(92,340)

	$4,825,700	$7,821,914	$5,755,017

16. Income (loss) per share

The computation of basic and diluted income (loss) per ordinary share from operations and extraordinary items for the years ended December 31, 2010, 2011 and 2012 was as follows:

	For the years ended December 31,
	2010	2011	2012
Numerator:
Net income (loss) attributable to Acorn International, Inc. shareholders from operations — basic and diluted	$(7,236,712)	$5,123,259	$(17,926,074)

Net income attributable to Acorn International, Inc. shareholders from extraordinary items — basic and diluted	$827,531	$—	$—

Denominator:
Weighted average ordinary shares outstanding — basic	88,923,162	89,629,395	89,965,979

Weighted average ordinary shares outstanding — diluted	88,923,162	89,796,835	89,965,979

Income (loss) per ordinary share:
—Operations	$(0.08)	$0.06	$(0.20)
—extraordinary items	0.01	—	—

Basic	$(0.07)	$0.06	$(0.20)

—Operations	$(0.08)	$0.06	$(0.20)
—extraordinary items	0.01	—	—

Diluted	$(0.07)	$0.06	$(0.20)

The Group had 14,982,854 and 4,443,648 outstanding stock options, SARs and RSUs outstanding in 2010 and 2012, respectively, which could have potentially diluted income per share in the future, but were excluded in the computation of diluted income (loss) per share in 2010 and 2012, as the Group had net loss attributable to shareholders from operations in those periods. For the year ended December 31, 2011, the Group had total 9,621,966 outstanding stock options and SARs which could potentially dilute basic earnings per share in the future, but were excluded in the computation of diluted income (loss) per share as their exercise prices were above the average market share prices in 2011.

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In US dollars, except share data, unless otherwise stated)

17. Share repurchase program

In November 2012, the Group’s Board authorized a share repurchase program to repurchase a total of 7,859,550 ordinary shares (equivalent to 2,619,850 American Depositary Shares (“ADSs”)) in the form of ordinary shares and ADSs from a limited number of former company employees and their affiliates, representing the entire shareholdings in the Group held by such individuals. The purchase price is $1.1 per ordinary share (equivalent to $3.3 per ADS) was established based on, among other factors, a discount of 15.2% to the Group’s cash assets value per share as of September 30, 2012. The Group does not believe that this agreement represents a firm commitment, as there is no disincentive for performance. As such, the Group has not recorded any commitments or contingencies on the balance sheet as of December 31, 2012.

18. Mainland China contribution plan and profit appropriation

Employees of the Group in the PRC are entitled to retirement benefits calculated with reference to their salaries basis upon retirement and their length of service in accordance with a PRC government-managed retirement plan. The PRC government is directly responsible for the payments of the benefits to these retired employees. The Group is required to make contributions to the government-managed retirement plan based on certain percentages of the employees’ monthly salaries. The amounts contributed by the Group were $1,427,666, $1,752,623 and $1,952,704 for the years ended December 31, 2010, 2011 and 2012, respectively.

In addition, the Group is required by law to contribute medical, unemployment, housing and other statutory benefits based on certain percentages of the employees’ monthly salaries. The PRC government is directly responsible for the payments of the benefits to these employees. The amounts contributed by the Group were $1,361,564, $1,819,388 and $2,036,029 for the years ended December 31, 2010, 2011 and 2012, respectively.

In accordance with relevant PRC Company Law and regulations and the Group’s Articles of Association, the Group’s PRC subsidiaries were required to appropriate 10% of their respective profit after taxation reported in their statutory financial statements prepared under the PRC GAAP to the statutory surplus reserve. The Group has statutory reserve balance of $5,442,682 and $7,547,128 as of December 31, 2011 and 2012, respectively. The appropriation of statutory surplus reserve will cease upon the balance of the statutory surplus reserve reaching 50% of the companies’ registered capital. The statutory surplus reserves may be used to make up losses or for conversion into the shareholders’ equity.

19. Commitments and contingencies

(A) Leases commitments

The Group leases certain office premises and buildings under non-cancelable leases. Rental expenses under operating leases for 2010, 2011 and 2012 were $2,930,529, $2,801,647 and $2,216,502, respectively.

As of December 31, 2012, future minimum lease payments under non-cancelable operating leases agreements were as follows:

2013	$1,611,256
2014	1,334,183
2015	1,128,472
2016	1,015,069
2017 and thereafter	336,465

$5,425,445

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In US dollars, except share data, unless otherwise stated)

19. Commitments and contingencies—(Continued)

(B) Advertising commitments

As of December 31, 2012, the commitments for the advertising contracts signed by the Group were as follows:

2012	$44,153,328

Of the total commitments, $8,583,030 was prepaid as of December 31, 2012.

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

20. Segment and geographic information

The Group engages primarily in direct sales, including TV direct sales, outbound calls, Internet sales, catalogs sales, third-party bank channel sales, and direct sales through print media and radio, and distribution sales through its nationwide distribution network in the PRC.

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

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In US dollars, except share data, unless otherwise stated)

20. Segment and geographic information—(Continued)

The Group’s revenues are all generated from direct sales platform and nationwide distribution networks in the PRC. The revenues by each group of similar products are as follows:

	For the years ended December 31,
Product	2010	2011	2012
Cell phones	$125,074,305	$165,957,852	$64,712,559
Fitness and wellness products	402,523	12,064,447	62,629,956
Electronic learning device and dictionary	69,534,653	62,539,448	41,345,071
Collectible products	18,039,843	33,193,655	20,427,475
Health products	12,949,887	13,347,757	10,691,723
Consumer electronics	14,034,617	24,248,963	8,489,927
Cosmetics products	26,233,187	24,857,370	7,089,145
Autocare products	9,753,122	1,188,928	452,282
Other products	17,504,140	25,600,238	27,442,076

Total gross revenues	$293,526,277	$362,998,658	$243,280,214
Less: sales taxes	(285,092)	(940,745)	(706,540)

Total revenues, net	$293,241,185	$362,057,913	$242,573,674

The gross profit by segments is as follows:

Year ended December 31, 2010	Direct sales	Distribution sales	Total
Revenue, net	$195,821,308	$97,419,877	$293,241,185
Cost of revenue	106,990,383	74,732,116	181,722,499

Gross profit	$88,830,925	$22,687,761	$111,518,686

Year ended December 31, 2011	Direct sales	Distribution sales	Total
Revenue, net	$291,524,509	$70,533,404	$362,057,913
Cost of revenue	160,359,667	45,584,141	205,943,808

Gross profit	$131,164,842	$24,949,263	$156,114,105

Year ended December 31, 2012	Direct sales	Distribution sales	Total
Revenue, net	$193,614,500	$48,959,174	$242,573,674
Cost of revenue	96,471,502	35,475,084	131,946,586

Gross profit	$97,142,998	$13,484,090	$110,627,088

Geographic information

The Group operates in the PRC and all of the Group’s long-lived assets are located in the PRC.

In 2010, 2011 and 2012, no customer accounted for 10% or more of the Group’s net revenues.

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In US dollars, except share data, unless otherwise stated)

21. Related party transactions

Transactions with employees

The Group’s customers include distributors who are owned by certain employees of the Group. Details of the transactions for the years ended December 31, 2010, 2011 and 2012 were as follows:

	For the years ended December 31,
	2010	2011	2012
Sales	$10,638,174	$11,969,028	$—
Accounts receivable	142,238	928,078	9,520

These sales represented 3.6%, 3.3% and nil of the total gross revenues in 2010, 2011 and 2012, respectively. As all of the employees who own the Group’s distributors have resigned from the Group as of December 31, 2011. Therefore, no transactions with employees incurred in 2012.

22. Restricted net assets

Relevant PRC laws and regulations permit payments of dividends by the Group’s PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. As a result of these PRC laws and regulations, the Group’s PRC subsidiaries are restricted in their abilities to transfer a portion of their net assets either in the form of dividends, loans or advances, which restricted portion amounted to $32,979,791 as of December 31, 2012. This amount is made up of the registered equity of the Group’s PRC subsidiaries and the statutory reserves disclosed in Note 18. In addition, as a result of the Group’s restructuring effective January 1, 2005, retained earnings of $20,336,734 related to the pre-restructuring companies was unavailable for distribution as a normal dividend to Acorn International in accordance with relevant PRC laws and regulations.

23. Subsequent events

In January 2013, Acorn Consulting, a previously consolidated subsidiary of the Group, was deregistered and the Group ceased to consolidate Acorn Consulting upon the completion of this deregistration, which resulted in the dissolution of the legal entity.

In March 2013, the Group has obtained a US dollar denominated loan of US$8.5 million and repurchased an aggregate of 7,859,550 ordinary shares (equivalent to 2,619,850 ADSs) in the form of ordinary shares and ADSs for total cash consideration of US$8.6 million.

ADDITIONAL INFORMATION — FINANCIAL STATEMENT SCHEDULE I

ACORN INTERNATIONAL, INC.

These financial statements have been prepared in conformity with accounting principles generally accepted in the United States.

FINANCIAL INFORMATION OF PARENT COMPANY

BALANCE SHEETS

(In US dollars, except share data)

	December 31,
	2011	2012
Assets
Current assets:
Cash and cash equivalents	$4,116,849	$3,603,676
Other current assets	98,845	88,413
Amounts due from subsidiaries	9,469,035	8,909,203

Total current assets	13,684,729	12,601,292
Investments in subsidiaries	161,586,393	145,539,851

Total assets	$175,271,122	$158,141,143

Liabilities and equity
Current liabilities:
Other current liabilities	$254,486	$226,756
Dividend payable	467	—

Total current liabilities	254,953	226,756

Equity:
Ordinary shares ($0.01 par value; 100,000,000 shares authorized, 94,566,617 and 94,617,509 shares issued and 89,938,784 and 89,989,676 shares outstanding as of December 31, 2011 and 2012, respectively)	945,666	946,175
Additional paid-in capital	158,095,135	158,519,071
Accumulated deficits	(2,881,542)	(20,807,616)
Accumulated other comprehensive income	30,320,856	30,720,703
Treasury stock, at cost (4,627,833 and 4,627,833 shares as of December 31, 2011 and 2012, respectively)	(11,463,946)	(11,463,946)

Total equity	175,016,169	157,914,387

Total liabilities and equity	$175,271,122	$158,141,143

FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF OPERATIONS

(In US dollars)

	For the years ended December 31,
	2010	2011	2012
Operating expenses:
Other selling and marketing expenses	$1,267,745	$25,151	$—
General and administrative expenses	1,134,131	1,062,981	1,479,363

Total operating expenses	2,401,876	1,088,132	1,479,363

Loss from operations	(2,401,876)	(1,088,132)	(1,479,363)
Equity in earnings (losses) of subsidiaries	(5,395,226)	6,818,439	(16,446,388)
Other income (expenses)	1,741,519	136,105	(323)

Income (loss) before income taxes	(6,055,583)	5,866,412	(17,926,074)
Income taxes	—	—	—

Equity in losses of affiliates	(353,598)	(743,153)	—

Net income (loss) of Acorn International, Inc. shareholders	$(6,409,181)	$5,123,259	$(17,926,074)

FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(In US dollars, except share data)

	For the years ended December 31,
	2010	2011	2012
Net income (loss)	$(6,409,181)	$5,123,259	$(17,926,074)
Other comprehensive income, net of tax
Unrealized gains (loss) on available-for-sale securities	(7,345)	21,965	—
Gains on disposition of available-for-sale securities	—	(499,019)	—
Foreign currency translation adjustments	4,924,890	8,317,804	399,847

Comprehensive income (loss) of Acorn International, Inc.	(1,491,636)	12,964,009	(17,526,227)

FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF CHANGES IN EQUITY

(In US dollars, except share data)

	Ordinary shares		Additional Paid-in capital	Retained earnings (deficit)	Accumulated other comprehensive income	Treasury stock, at cost
	Shares	Amount				Shares	Amount	Total equity
Balance at January 1, 2010	93,544,748	$935,447	$176,817,203	$(1,447,020)	$17,562,561	(4,687,833)	$(11,612,546)	$182,255,645
Net loss	—	—	—	(6,409,181)	—	—	—	(6,409,181)
Unrealized losses on available-for-sales securities	—	—	—	—	(7,345)	—	—	(7,345)
Foreign currency translation adjustments	—	—	—	—	4,924,890	—	—	4,924,890
Exercise of stock options	360,000	3,600	594,000	—	—	—	—	597,600
Issuance of repurchased shares upon vesting of restricted share units	—	—	—	(148,600)	—	60,000	148,600	—
Share-based compensation	—	—	215,171	—	—	—	—	215,171
Appropriated special dividend	—	—	(20,533,690)	—	—	—	—	(20,533,690)

Balance at December 31, 2010	93,904,748	$939,047	$157,092,684	$(8,004,801)	$22,480,106	(4,627,833)	$(11,463,946)	$161,043,090
Net income	—	—	—	5,123,259	—	—	—	5,123,259
Unrealized losses on available-for-sales securities	—	—	—	—	21,965	—	—	21,965
Gains on disposition of available-for-sale securities	—	—	—	—	(499,019)	—	—	(499,019)
Foreign currency translation adjustments	—	—	—	—	8,317,804	—	—	8,317,804
Exercise of stock options	556,581	5,566	873,831	—	—	—	—	879,397
Exercise of restricted share units	105,288	1,053	(1,053)	—	—	—	—	—
Share-based compensation	—	—	129,673	—	—	—	—	129,673

Balance at December 31, 2011	94,566,617	$945,666	$158,095,135	$(2,881,542)	$30,320,856	(4,627,833)	$(11,463,946)	$175,016,169
Net loss	—	—	—	(17,926,074)	—	—	—	(17,926,074)
Foreign currency translation adjustments	—	—	—	—	399,847	—	—	399,847
Exercise of restricted share units	50,892	509	(509)	—	—	—	—	—
Share-based compensation	—	—	424,445	—	—	—	—	424,445

Balance at December 31, 2012	94,617,509	$946,175	$158,519,071	$(20,807,616)	$30,720,703	(4,627,833)	$(11,463,946)	$157,914,387

FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF CASH FLOWS

(In US dollars)

	For the years ended December 31,
	2010	2011	2012
Operating activities:
Net income (loss) attributable to Acorn International, Inc. shareholders	$(6,409,181)	$5,123,259	$(17,926,074)
Share-based compensation	215,171	129,673	424,445
Equity in (earnings) losses of subsidiaries	5,395,226	(6,818,439)	16,446,388
Equity in (earnings) losses of an affiliate	(684,944)	743,153	—
Loss (Gain) on change in fair value of derivative asset	(170,690)	255,453	—
Gain on sales of long-term investment	—	(449,453)	—
Accrued interests on available-for-sale securities	(382,930)	(212,000)	—
Changes in operating assets and liabilities:
Other current assets	49,769	(30,402)	10,432
Amounts due from subsidiaries	7,440,735	(6,946,426)	559,832
Other current liabilities	(732,653)	(449,154)	(27,729)

Net cash provided by (used in) operating activities	$4,720,503	$(8,654,336)	$(512,706)

Investing activities:
Investments in subsidiaries	(449,657)	1,570,880	—
Sale of long-term investment	—	7,120,000	—

Net cash provided by (used in) investing activities	$(449,657)	$8,690,880	$—

Financing activities:
Dividends paid	(49,841,295)	(14,710)	(467)
Proceeds from exercise of stock options	597,600	879,397	—

Net cash provided by (used in) financing activities	$(49,243,695)	$864,687	$(467)

Net increase (decrease) in cash and cash equivalents	$(44,972,849)	$901,231	$(513,173)
Cash and cash equivalents at the beginning of the year	48,188,467	3,215,618	4,116,849

Cash and cash equivalents at the end of the year	$3,215,618	$4,116,849	$3,603,676

FINANCIAL INFORMATION OF PARENT COMPANY

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011, AND 2012

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