Form 20-F
period 2013-12-31
Acorn International, Inc.
filed 2014-04-17
CIK 1365742

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 82,749,791

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☐  Yes    ☒  No

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

ACORN INTERNATIONAL, INC.

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report only, references to:

•	“ordinary shares” are to our ordinary shares, par value $0.01 per share;

•	“ADSs” are to our American depositary shares, each of which represents three ordinary shares;

•	“ADRs” are to American depositary receipts, which, if issued, evidence our ADSs;

•	“$”, “US$”, “USD” and “U.S. dollars” are to the legal currency of the United States;

•	“China” and the “PRC” are to the People’s Republic of China, excluding Taiwan and the special administrative regions of Hong Kong and Macau;

•	“RMB” and “Renminbi” are to the legal currency of China; and

•	“we”, “us”, “our”, “our company” and “our Group” refer to Acorn International, Inc., its predecessor entities, subsidiaries and affiliated entities.

This annual report on Form 20-F includes our audited consolidated statements of operation data for the years ended December 31, 2011, 2012 and 2013, and audited consolidated balance sheet data as of December 31, 2012 and 2013.

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

A. Selected Financial Data

The following selected consolidated statements of operations data for the three years ended December 31, 2011, 2012 and 2013, and the selected consolidated balance sheet data as of December 31, 2012 and 2013, have been derived from our audited consolidated financial statements for the years ended December 31, 2011, 2012 and 2013, and are included elsewhere in this annual report. Our selected consolidated statements of operations data for the years ended December 31, 2009 and 2010, and our consolidated balance sheet data as of December 31, 2009, 2010 and 2011, have been derived from our audited consolidated financial statements that are not included in this annual report. The selected consolidated financial data should be read in conjunction with those consolidated financial statements and related notes and Item 5, “Operating and Financial Review and Prospects” in this annual report. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP.

	For the years ended December 31,
	2009	2010	2011	2012	2013
	(in thousands, except share and per share data)
Condensed Consolidated Statements of Operations Data
Revenues:
Direct sales, net	$160,358	$195,821	$291,525	$193,615	$136,416
Distribution sales, net	127,228	97,420	70,533	48,959	48,295

Total revenues, net	287,586	293,241	362,058	242,574	184,711

Cost of revenues:
Direct sales	67,531	106,990	160,360	96,472	57,445
Distribution sales	83,097	74,732	45,584	35,475	35,046

Total cost of revenues	150,628	181,722	205,944	131,947	92,491

Gross profit	136,958	111,519	156,114	110,627	92,220

Operating (expenses) income:
Advertising expenses	(61,048)	(58,470)	(68,563)	(58,338)	(51,731)
Other selling and marketing expenses(1)	(42,956)	(43,377)	(59,854)	(50,346)	(54,874)
General and administrative expenses(1)	(31,196)	(25,434)	(31,681)	(27,071)	(30,681)
Impairment of goodwill and intangible assets	(15,248)	—	—	—	—
Other operating income, net	6,004	2,977	5,084	3,277	2,615

Total operating (expenses) income	(144,444)	(124,304)	(155,014)	(132,478)	(134,671)

Income (loss) from operations	(7,486)	(12,785)	1,100	(21,851)	(42,451)
Other income	2,068	4,826	7,822	5,755	3,394
Income tax (expense) benefit	2,539	1,539	(3,111)	(1,822)	(646)
Equity in losses of affiliates	(417)	(797)	(772)	—	(205)

Income (loss) from continuing operations	(3,296)	(7,217)	5,039	(17,918)	(39,908)
Income from discontinued operations, net of taxes	15,363	—	—	—	—
Income from extraordinary items, net of tax	—	827	—	—	—

Net income (loss)(2)(3)	12,067	(6,390)	5,039	(17,918)	(39,908)
Net income (loss) attributable to non-controlling interests	184	19	(84)	8	(12)

Net income (loss) attributable to Acorn International, Inc	11,883	(6,409)	5,123	(17,926)	(39,896)

Net income (loss) attributable to holders of ordinary shares	$11,883	$(6,409)	$5,123	$(17,926)	$(39,896)

Income (loss) per ordinary share:
Basic	$0.13	$(0.07)	$0.06	$(0.20)	$(0.47)

Diluted	$0.13	$(0.07)	$0.06	$(0.20)	$(0.47)

Weighted average number of shares used in calculating income (loss) per ordinary share
Basic	88,174,675	88,923,162	89,629,395	89,965,979	84,115,169

Diluted	88,174,675	88,923,162	89,796,835	89,965,979	84,115,169

	As of December 31,
	2009	2010	2011	2012	2013
	(in thousands)
Condensed Consolidated Balance Sheet Data
Cash and cash equivalents	$142,953	$91,667	$111,180	$90,975	$82,552
Prepaid advertising expenses	9,968	8,433	11,655	8,563	3,215
Total assets	273,383	214,632	245,676	207,397	175,354
Deferred revenue	—	—	—	904	787
Total liabilities	68,357	30,812	48,781	27,595	39,082
Total liabilities and equity	$273,383	$214,632	$245,676	$207,397	$175,354

	For the years ended December 31,
	2011	2012	2013
	(in thousands, except percentages)
Selected Operating Data
Number of inbound calls generated through direct sales platforms	6,107	4,377	3,702
Conversion rate for inbound calls to product purchase orders	31.4%	36.2%	31.2%
Total TV direct sales program minutes	186	187	115

(1)	Includes share-based compensation of:

	For the years ended December 31,
	2009	2010	2011	2012	2013
	(in thousands)
Other selling and marketing expenses	$(94)	$—	$—	$—	$—
General and administrative expenses	$(1,751)	$(215)	$(130)	$(424)	$(446)

(2)	Includes:

	For the years ended December 31,
	2009	2010	2011	2012	2013
	(in thousands)
Share-based compensation	$(1,846)	$(215)	$(130)	$(424)	$(446)
Goodwill and intangible assets impairment losses	(15,248)	—	—	—	—
(Loss) Gain on change in fair value of derivative assets	(1,306)	199	306	—	—

(3)

Net income (loss) for the periods presented reflect effective tax rates, which may not be representative of our long- term expected effective tax rates in light of the tax holidays and exemptions enjoyed by certain of our PRC subsidiaries and our consolidated affiliated entities. See Item 5.A, “Operating and Financial Review and Prospects—Operating Results—Taxation”.

Exchange Rate Information

We have published our financial statements in U.S. dollars. Our business is primarily conducted in China and denominated in Renminbi. Periodic reports will be made to shareholders and will be expressed in U.S. dollars using the then current exchange rates. The conversion of Renminbi into U.S. dollars in this annual report is based on the official base exchange rate published by the People’s Bank of China. Monetary assets and liabilities denominated in Renminbi are translated into U.S. dollars at the rates of exchange as of the balance sheet date; equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the year as published by the People’s Bank of China. Unless otherwise noted, all translations from Renminbi to U.S. dollars in this annual report were made at $1.00 to RMB6.0969, which was the prevailing rate on December 31, 2013. The prevailing rate on April 17, 2014 was $1.00 to RMB6.1575. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

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

Period	Noon Buying Rate
	Period End	Average(1)	Low	High
	(RMB per U.S. Dollar)
2009	6.8282	6.8314	6.8201	6.8399
2010	6.6227	6.7668	6.6227	6.8284
2011	6.3009	6.4445	6.3009	6.6349
2012	6.2855	6.3124	6.2670	6.3495
2013	6.0969	6.1932	6.0969	6.2898
October	6.1425	6.1393	6.1330	6.1458
November	6.1325	6.1372	6.1305	6.1482
December	6.0969	6.1160	6.0969	6.1352
2014
January	6.1050	6.1043	6.0930	6.1109
February	6.1214	6.1128	6.1053	6.1224
March	6.1521	6.1358	6.1190	6.1521
April (through April 17, 2014)	6.1575	6.1531	6.1490	6.1589

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

Our business model continues to evolve in conjunction with the evolution of China’s direct sales industry (including the TV home shopping industry) and market conditions. The direct sales industry in China is constantly evolving and the competitive landscape and range of products being offered continue to evolve rapidly. Our business model has varied throughout our operating history in response to changes in the direct sales industry and the regulatory environment in China. In addition to our core TV direct sales platform, we have established our other direct sales platform which consists of outbound calls, Internet sales and catalog sales. We expect our Internet sales to be of higher growth potential and growing importance to our business in the future. The evolution of our business model makes it difficult for you to evaluate our business and future prospects.

Our longer term goal is to become the leading media and branding company in China and to capitalize on our integrated multi-media platform with an aim to become partners of choice for both well-established and promising new businesses to market and distribute their products in China. To achieve this goal, we will continue to grow our business across platforms and product lines. However, there can be no assurance that we will be able to effectively execute our business strategies, which could materially adversely affect our result of operations and prospects.

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

Our five best-selling featured product lines accounted for 85.5%, 82.1% and 87.5% of our gross revenues in 2011, 2012 and 2013, respectively. In 2013, our fitness product line, which was the main driver for our revenue in 2012, has experienced a large decline due to its entry into the later stage of the product life cycle and accounted for 38.4 million of our gross revenues in 2013 as compared to 62.6 million in 2012. Our featured products may fail to maintain or achieve sufficient consumer market popularity and sales may decline due to, among other factors, the introduction of competing products, entry of new competitors, customer dissatisfaction with the value or quality offered by our products, negative publicity or market saturation. Consequently, our future sales success depends on our ability to successfully identify, develop, introduce and distribute in a timely and cost- effective manner new and upgraded products.

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

Furthermore, some of our customers reported that they have received phone calls from certain unidentified third parties impersonating our staff. These unidentified individuals called our customers to request that they (i) modify their order because the ordered product was out of stock or (ii) reject an ordered product upon delivery because it was damaged. In some cases, these unidentified individuals delivered counterfeit or inferior products to our customers. After our internal investigation and the investigation conducted by relevant PRC authorities, a group of impersonators were arrested by the police and were sentenced by the court in August 2011. We believe that we have taken the necessary steps to prevent similar events from recurring, including periodic internal investigations. However, there can be no assurance that we will be able to effectively prevent the recurrence of such events in the future, and in case such events recurs in the future, it could materially adversely affect our reputation among our customers and potential customers and our result of operations.

Our business depends on our access to TV media time to market our products in China, which is limited by PRC regulations. We do not generally have long-term contracts to purchase TV media time, and any adverse regulatory change or other disruption of our access to desired TV time slots could negatively impact the effectiveness of our TV direct sales platform.

Our business is dependent on having access to media time to televise our TV direct sales programs/infomercials. A significant portion of our direct sales, which accounted for 80.5%, 79.8% and 73.9% of our total net revenues in 2011, 2012 and 2013, respectively, are generated through our TV direct sales platform. Under PRC regulations, airtime used to broadcast retail sales programs is generally considered advertising time. PRC regulations restrict the overall daily TV advertising time and the amount of TV advertising time during certain time periods. Since 2009, a series of new regulations and rules have been imposed to tighten restrictions on TV advertising. The Circular on Strengthening the Administration of TV Direct Sales Advertising and Home Shopping Programs issued by the State Administration of Press, Publication, Radio, Film and Television (formerly known as the State Administration for Radio, Film and Television, or SARFT), or SAPPRFT, in 2009 requires that TV direct sales advertising programs not be broadcast on some specialized TV channels, including news channels, international channels, and TV home shopping channels and not be broadcast on satellite TV channels during the period from 6:00pm to 12:00am every day. The Administrative Measures on Advertising on Television or Radio issued by the SAPPRFT effective in 2010 further requires that the total airtime allocated to commercial advertising on each TV channel not exceed 12 minutes per hour and not exceed 18 minutes in total during the period from 7:00pm to 9:00pm; no commercial advertising shall be inserted in whatever form during broadcasting of an episode (calculated as 45 minutes) of a television drama. TV direct sales programs are treated by TV stations as advertising for purposes of complying with these PRC regulations. Violation of these time restrictions may result in a warning, an order to correct the violation, a fine of up to RMB20,000, the suspension of broadcasting relevant to advertising, the suspension of the operation of the TV channel where the relevant advertising is broadcast, or even the withdrawal of the TV station’s operating license.

On October 29, 2013, SAPPRFT issued the Circular on Strengthening Administration of Infomercials Broadcast via Satellite TV Channels, effective on January 1, 2014. In addition to the prohibition against broadcasting infomercials between 6:00 p.m. to 12:00 a.m. each day, satellite TV channels also need to follow a series of other provisions, for example, satellite TV channels are not permitted to broadcast more than one infomercial per hour, each infomercial cannot exceed three minutes in length and infomercials with same content or selling the same product cannot be broadcast more than three times per day.

In response to the new SAPPRFT regulations in connection with TV infomercials that became effective on January 1, 2014, we have shortened our TV direct sales programs from five to ten minutes to three to ten minutes in length and adjusted our media purchase strategies. The immediate impact has been a significant reduction in TV airtime for infomercials promoting our products, which could lead to a lower conversion rate or lower average selling prices, and could make it more difficult for us to further expand our customer database. Any such adverse or unanticipated regulatory changes, including any change that limits the amount of time available for TV advertising generally or its availability to us, could significantly harm our business or limit our ability to operate.

We purchase TV advertising time mainly from TV advertising agencies that have rights to sell certain TV advertising time slots for certain TV channels, while we also purchase TV advertising time from TV stations directly. Competition for attractive TV advertising time and for channels in China is intense, in part, due to the daily restrictions discussed above. Competitors for advertising time include other TV-based retail companies and companies seeking to advertise their own products. In addition, certain TV channels have in the past allocated, and might choose in the future to allocate, fewer time slots for TV direct sales programs. As our existing contracts expire, we may be unable to purchase or renew desired advertising time slots on desirable TV channels or at favorable price levels, if at all. Any significant increase in media price or decreases in our access to media time, including as result of any failure to renew or extend our existing contracts with TV stations or their advertising agencies, could negatively impact the effectiveness of our TV direct sales platform and our TV direct sales net revenues and total net revenues.

Our advertising commitments represent our largest operating expenditure. However, our advertising commitments may not generate higher net revenues, thereby negatively impacting our overall profitability.

The purchase of TV advertising time is our largest operating expenditure. Any significant increase in the cost of media time, in particular in the event that the increase in media cost outpaces our revenue growth, could negatively impact our overall profitability. Our TV advertising time purchase contracts typically require us to make advance payment before broadcasting our TV direct sales programs. As of December 31, 2013, we had signed contracts to purchase $24.3 million of TV advertising time for direct sales programs for 2014. Accordingly, if we fail to manage our media time efficiently or effectively, and our TV advertising efforts fail to generate sufficient return or profit potential, our results of operations and business performance may be materially and adversely affected. In addition, we may be unable to use all of our purchased time due to factors out of our control, such as preemption of our time by special programming events and programming overruns by relevant TV stations. For example, in 2008, approximately 10.1% of our purchased TV advertising time was preempted by these TV stations due to special events such as the Beijing Olympic Games in August 2008, which significantly affected our sales performance in the third quarter. In 2013, approximately 1.8% of our purchased TV advertising time was preempted by these TV stations due to TV station equipment inspection or other reasons. Although these TV stations have compensated us for the preempted TV adverting time or provided us with alternative advertising time slots, these arrangements still might not fully compensate us for the loss of preempted time slots.

We rely on our nationwide distribution network for a substantial portion of our revenues. Failure to maintain good distributor relations could materially disrupt our distribution business and harm our net revenues.

Our distribution sales account for a substantial portion of our net revenues. In 2011, 2012 and 2013, 19.5%, 20.2% and 26.1%, respectively, of our net revenues were generated through our distributors across China. Our largest distributor accounted for approximately 1.2%, 1.1% and 3.0% of our gross revenues in 2011, 2012 and 2013, respectively. We do not maintain long-term contracts with our distributors. Maintaining relationships with existing distributors and replacing any distributor may be difficult or time consuming. Our failure to maintain good relationships with our distributors could materially disrupt our distribution business and harm our net revenues.

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

Historically we recorded rapid revenue growth and were generally profitable. However, our revenues declined by $119.5 million, or approximately 33.0%, in 2012 and by $57.9 million, or approximately 23.9%, in 2013 primarily due to rapidly declining mobile phone and fitness products revenues, and we experienced a $39.9 million net loss compared to a $17.9 million net loss in 2012. We may not be able to grow our revenues or return to profitability in future periods. Various factors, such as economic conditions, regulatory considerations and competition, and our ability to successfully introduce new products with acceptable sales levels and margins may impede future revenue growth and profitability. If our revenues decline, we may be unable to timely reduce our expense levels, in turn, harming our profitability or resulting in increased losses. To the extent we incur losses, we will be required to fund those losses from our cash balances.

We may not realize the anticipated benefits of our potential future joint ventures, acquisitions or investments or be able to integrate any acquired employees, businesses, products, which in turn may negatively affect their performance and respective contributions to our results of operations.

From time to time, we conduct acquisitions, make investments or enter into joint ventures with other entities as a means of developing new products, acquiring managerial expertise or further expanding our complementary distribution network infrastructure. In addition to the two joint ventures and other minority investments that we currently maintain, we may continue to enter into similar joint ventures or make other acquisitions or investments when proper opportunities occur. Risks related to our existing and future joint ventures, acquisitions and investments include, as applicable:

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

To maintain our competitive position and expand our operations, we must attract, train and retain skilled and experienced employees in numerous areas, including product development, media procurement and call center operations. The turnover rate for our call center employees located in our three call centers was approximately 46% in 2011, 110% in 2012 and 160% in 2013, reflecting both voluntary terminations and termination of employees failing to meet our performance standards. Any inability to attract and retain a significant number of skilled and experienced employees in our call centers or other critical areas could seriously disrupt our business and operations and negatively affect our financial performance.

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

We rely on EMS, the largest national express mail service operated by the China Post Office, and local delivery companies to deliver products sold through our direct sales platforms. EMS and local delivery companies made deliveries of products representing 37.3% and 45.2% of our sales in 2011, respectively, 26.7% and 53.3% of our sales in 2012, respectively, and 26.4% and 49.9% of our sales in 2013, respectively. Although we have started offering credit card payment options for selected card holders, substantially all of the products that we sell through our direct sales platforms are delivered and paid for by customers on a cash on delivery, or COD, basis. We rely on EMS and local delivery companies to remit customer payment collections to us. Of the total attempted product deliveries by EMS and local delivery companies on a COD basis, approximately 70%, 72% and 68% were successful in 2011, 2012 and 2013, respectively. Reasons for delivery failure primarily include customer refusal to accept a product upon delivery or failure to successfully locate the delivery address. Although we continue to explore alternative payment methods and expand our credit card payment options, we expect to continue to be dependent on COD customer payments for the foreseeable future.

EMS typically requires two to three weeks to remit to us the COD payments received from our customers. Of our total accounts receivable balance as of December 31, 2011, 2012 and 2013, $1.8 million or 10.7%, $3.6 million or 25.3% and $1.1 million or 18.7%, respectively, were due from EMS. In addition, from time to time, we have been required to write off certain EMS accounts receivable due to a difference between EMS’s collections according to our records and cash amounts actually received by EMS according to their records. The total amount of EMS-related accounts receivable written off in 2011, 2012 and 2013 was approximately $0.1 million, $0.9 million, and $0.5 million respectively. We may be required to write off similar or higher amounts in the future. We do not maintain a long-term contract with EMS or local delivery companies. Failure or inability to renew our contract with EMS or local delivery companies could disrupt our business and operations and negatively affect our financial performance.

In addition, one local delivery company that we used for delivery of our products became insolvent in 2011. Although we are trying to recover the outstanding account receivables due from such local delivery company, our management considered that the possibility to fully collect such account receivables is remote and made a $2.5 million bad debt provision in connection with the receivables from such local delivery company. We also recorded similar bad debt provision of $0.1 million in 2013. If any similar event occurs in the future, our business and results of operations could be materially and adversely affected.

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

•	other TV direct sales companies operating in China with generally similar business models to ours, including PLP fashion, and Global Buyer;

•

TV home shopping companies that operate across China or in large parts of China, such as CCTV Home Shopping and Hunan TV Happigo, and companies that operate on multiple channels in multiple provinces, such as Oriental CJ Home Shopping and U-you Home Shopping;

•

numerous domestic and international sellers of consumer branded products that sell their products in China and which compete with our products, such as our Ozing electronic learning products which compete with electronic learning products from BBG, Noah, Readboy, and other brands, and our mobile phone products which compete with similar products sold by local and international mobile phone manufacturers; and

•	other Internet and e-commerce companies in China that offer consumer products online via an Internet platform, such as Dang Dang and Yihaodian.

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

In 2011, 2012 and 2013, approximately 80.5%, 79.8% and 73.9% of our total net revenues, respectively, were generated through our direct sales platforms with orders processed by our call centers. Our call centers rely heavily on our telephone and management information systems, or MIS, to receive customer calls at our call centers, process customer purchases, arrange product delivery and assess the effectiveness of advertising placements and consumer acceptance of our products, among other things. As our business evolves and our MIS requirements change, we may need to modify, upgrade and replace our systems. We work closely with third-party vendors to provide telephone service tailored to our specific needs. We are and will continue to be substantially reliant on these third-party vendors for the provision of maintenance, modifications, upgrades and replacements to our systems. If these third-party vendors can no longer provide these services, it may be difficult, time consuming and costly to replace them. Any such modification, upgrading or replacement of our systems may be costly and could create disturbances or interruptions to our operations. Similarly, undetected errors or inadequacies in our telephone and MIS may be difficult or expensive to timely correct and could result in substantial service interruptions.

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

We rely on a combination of patent, copyright, trademark and unfair competition laws, as well as nondisclosure agreements and other methods to protect our intellectual property rights. In particular, we rely on the trademark law in China to protect our product brands. We currently maintain approximately 380 trademark registrations in China. The legal regime in China for the protection of intellectual property rights is still at a relatively early stage of development. Despite many laws and regulations promulgated and other efforts made by

China over the years to enhance its regulation and protection of intellectual property rights, private parties may not enjoy intellectual property rights in China to the same extent as they would in many western countries, including the United States, and enforcement of such laws and regulations in China has not achieved the levels reached in those countries. Although the PRC State Council approved the State Outlines on the Protection of Intellectual Property on April 9, 2008 in an effort to protect intellectual property, the steps we have taken may still be inadequate to prevent the misappropriation of our intellectual property. Separately, we are in the process of applying for registration or transfer of approximately 130 trademarks in China.

We may be unable to enforce our proprietary rights in connection with these trademarks before such registrations or transfers are approved by the relevant authorities and it is possible that such registrations or transfers may not be approved at all. In addition, manufacturers or suppliers in China may imitate our products, copy our various brands and infringe our intellectual property rights. We have recently discovered unauthorized products in the marketplace that are counterfeit reproductions of our products sold by the retailers within our nationwide distribution network and by third parties in retail stores and on websites. The counterfeit products that we found include our Babaka posture correction products, our Yierjian fitness products, Vibrashape fitness products, kitchen and household products and our cosmetic products.

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

We have in the past been, currently are, and in the future may again be, the subject of claims for infringement, invalidity, or indemnification relating to other parties’ proprietary rights. The defense of intellectual property suits, including copyright infringement suits, and related legal and administrative proceedings can be costly and time consuming and may significantly divert the efforts and resources of our technical and management personnel. Furthermore, an adverse determination in any such litigation or proceedings to which we may become a party could cause us to pay damages, seek licenses from third parties, pay ongoing royalties, redesign our products or become subject to injunctions, each of which could prevent us from pursuing some or all of our business and result in our customers or potential customers deferring or limiting their purchase or use of our products, which could materially and adversely affect our financial condition and results of operations.

We may from time to time be involved in legal or other disputes, or become a party to legal, administrative or other proceedings which, if adversely decided, could lead to significant liabilities and materially adversely affect us.

We may from time to time be involved in disputes with various parties involved in our daily operations, including but not limited to our suppliers, customers and distributors. These disputes may lead to legal, administrative or other proceedings to which we are a party, and defense of which may increase our expenses and divert management attention and resources. For example, in August 2013, Yangya Zidian Co., Ltd., or Yangya Zidian, filed nine suits in the Beijing First Intermediate People’s Court against Shanghai HJX, alleging that Shanghai HJX has infringed upon its copyright. Yangya Zidian brought nine law suits separately against our nine electronic learning products, for each product Yangya Zidian claimed that Shanghai HJX should delete the video “Studio Classroom” broadcast on our website, stop all behaviors infringing over their copyrights, stop manufacturing and selling relevant Ozing electronic learning products, apologize publicly and compensate for the loss of RMB600,000. We are vigorously defending against the claims.

Any adverse outcome in any legal, administrative or other similar proceedings that we are a party could lead to significant liabilities and could have a material adverse effect on our business, results of operations and financial condition.

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

We manufactured almost 27.5% of the products we sell in terms of revenues in 2013, with the balance provided by third-party suppliers and manufacturers in China. We purchase the materials we need to manufacture our products, including our electronic learning product line, from outside suppliers in China. We typically purchase all production materials, including critical components such as flash memory, chipsets and LCD display screens for our electronic learning products, on a purchase order basis and do not have long-term contracts with our suppliers.

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

Currently, products manufactured and supplied by third parties for us include our kitchen and household products mobile phones, cosmetics, fitness products, collectibles and other products. Some of our products are supplied by third-party manufacturers based on designs or technical requirements provided by us. These manufacturers may fail to produce products that conform to our requirements. In addition, for products manufactured or supplied by third-party manufacturers, we indirectly face many of the risks described above and other risks. For example, our third-party manufacturers may not continue to supply products to us of the quality and/or in the quantities we require. It may also be difficult or expensive for us to replace a third-party manufacturer.

Our leases of land and manufacturing and warehouse facilities in Beijing may not be in full compliance with PRC laws and regulations and we may be required to relocate our facilities, which may disrupt our manufacturing operations and result in decreased net revenues.

Our Beijing manufacturing facility and a warehouse are built on a plot of land we leased from Beijing Tongzhou District Lucheng Town Chadao Village for a term of approximately 30 years. The Beijing land is collectively owned land and is not technically permitted to be leased to others for non-agricultural purposes such as commercial enterprises like ours under relevant PRC laws. The PRC land authority also has the power to order the lessor to terminate the lease with us, to confiscate any illegal gains or order the payment of fines. If our lease is terminated, we would be required to relocate our facilities. Although we believe that the relocation cost, if any, would not be significant, such relocation could disrupt our manufacturing operations and result in lower net revenues.

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

We are subject to provisions of the Sarbanes-Oxley Act of 2002. Section 404(a) of the Sarbanes-Oxley Act requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual reports on Form 20-F. In 2011, our management identified two material weaknesses in our internal controls over financial reporting. While our management concluded that these material weaknesses were remediated in 2012, and that our internal control over financial reporting was effective as of December 31, 2013, there is no assurance that our management will conclude that our internal controls are effective in future periods. If we are unable to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud, which could result in a loss of investor confidence in the reliability of our reporting processes and could materially and adversely affect the trading price of our ADSs.

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

In 2011, 2012 and 2013, we derived 36.2%, 41.9% and 30.4%, respectively, of our total net revenues from our TV direct sales platforms. We expect that in the future a substantial portion of our future revenues and profits will continue to be dependent upon the receptivity of Chinese TV viewers to infomercials such as our TV direct sales programs and the products showcased therein. TV viewers in China may be both more likely to mistrust infomercials as a commercial medium and less likely to purchase products from TV direct marketers such as us. If we are unable in the future to increase receptivity for our TV direct sales programs and the products showcased therein, our ability to generate revenue and sustain profitability could be materially and adversely affected.

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

Moreover, government actions and civil claims may be filed against us for misleading or inaccurate advertising, fraud, defamation, subversion, negligence, copyright or trademark infringement or other violations due to the nature and content of our TV direct sales programs or other advertising produced by us or our distributors. We have been fined by the relevant authorities for certain advertising that was considered misleading or false by the authorities. For example, on April 12, 2010 Shanghai Acorn Network Technology Development Co., Ltd was imposed a fine of RMB215,700 by Shanghai Administration of Industry and Commerce Qingpu Branch for its misleading advertising in its printed advertisement. In addition, on November 7, 2013 Acorn Information Technology (Shanghai) Co., Ltd. was imposed a fine of RMB100,000 by Shanghai Administration of Industry and Commerce Pudong New Area Branch for its misleading online advertising for dietary supplements. Historically, such fines have not been significant and related investigations into our advertising practices did not consume significant amounts of our management resources. In some cases, we were required to accept product returns. We may have to expend significant resources in the future in defending against such actions and these actions may damage our reputation, result in reduced net revenues, negatively affect our results of operations, and even result in our business licenses being suspended or revoked and in criminal liability for us and our officers and directors.

Governmental actions to regulate TV and radio-based direct sales programs of medical devices and diet and slimming products will adversely impact sales of our branded health product line and some of our other products and may adversely impact our future overall operating results.

In July 2006, SAPPRFT and the State Administration for Industry and Commerce, or SAIC, issued a circular temporarily prohibiting the broadcast of TV and radio-based direct sales programs regarding pharmaceutical products, diet and slimming products, medical devices, breast enhancement products and height increasing products on and after August 1, 2006, pending adoption of new rules governing those direct sales activities. The Circular on Strengthening the Administration of TV Direct Sales Advertising and Home Shopping Programs, issued by the SAPPRFT on September 10, 2009, prohibited the TV direct sales and home shopping programs advertising the pharmaceuticals, breast-enhancement products, diet and slimming products, and the medical devices which are implantable or need instruction by experts. Meanwhile, the Administrative Measures on Advertising on Television or Radio, issued by the SAPPRFT on September 8, 2009 and effective as of January 1, 2010 which was amended in November 2011, prohibited the pharmaceutical and medical device or health related advertising programs to contain the recovery rate or efficiency rate or certification by the doctors, experts, patients or public figures. Furthermore, Criteria for the Examination and Publication of Medical Device Advertisements were issued by the Ministry of Health (currently merged into National Health and Family Planning Commission), the SAIC, and the SAFD and became effective on May 20, 2009, which provided strict regulation on medical device advertisements publication. According to the Circular Concerning Further Severely Punishing Illegal Advertisements of Pharmaceuticals, Medical Devices and Health Food effective in February 2010, enterprises which publish the illegal advertisements will be severely punished. Consequently, we will not be able to broadcast TV and radio-based direct sales programs for some of our products, including our oxygen generating product, weight-loss product, and neck massager product. For the near-term, our direct and distribution sales of these restricted products will be adversely impacted. The overall impact on our future operating results depends on, among other things, our success in promoting the products covered by the circular through other media channels; the degree to which distribution sales of our restricted products are impacted by the ban on TV direct sales programs; our ability to offset these decreased sales with sales of non-restricted products using our committed TV advertising time and the related sales price and margins of those non-restricted products; and the nature of, and restrictions imposed by, the future rules when adopted.

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

If the PRC government takes the view that the agreements that establish the structure for operating our TV and other direct sales business and internet interactive service in China does not comply with PRC governmental restrictions on foreign investment in these areas, we could be subject to severe penalties

Our direct sales business is regulated by MOFCOM and SAIC. Foreign investment in direct sales business is highly restricted and must be approved by MOFCOM. To address these restrictions, two affiliated domestic entities of our Company, Shanghai Acorn Network Technology Development Co., Ltd., or Shanghai Network, and Beijing Acorn Trade Co., Ltd., or Beijing Acorn, were structured to operate our direct sales business. Until we obtain MOFCOM’s approval to operate our direct sales business, we must continue to rely on these affiliated entities to sell our products to the customers. Furthermore, due to the aforesaid reason for direct sales business as well as certain restrictions or prohibitions on foreign ownership of companies that engage in internet and other related businesses imposed by current PRC laws and regulations, including the provision of internet content, in 2013 we set up two new consolidated affiliated entities, Beijing HJX Technology Development Co., Ltd., or Beijing HJX Technology, and Shanghai HJX Electronic Technology Co., Ltd., or Shanghai HJX Electronic, to conduct internet interactive services through Beijing HJX Technology which holds an ICP License, and direct sales of our Ozing electronic learning products through Shanghai HJX Electronic. Our four affiliated domestic entities are currently owned by two PRC citizens, Don Dongjie Yang, our co-founder, chief executive officer and director, and Weiguo Ge, one of the assistant general managers of our finance department. Mr. Yang and Mr. Ge collectively hold 12.88% of the outstanding shares of our Company as of the date of this Form 20-F. We have entered into contractual arrangements with these affiliated entities pursuant to which our wholly owned subsidiaries, Acorn Information Technology (Shanghai) Co., Ltd., or Acorn Information, and Shanghai HJX Digital Technology Co., Ltd., or Shanghai HJX, provide technical support and operation and management services to these affiliated entities. In addition, we have entered into agreements with these affiliated entities and Don Yang and Weiguo Ge as their shareholders, providing us substantial ability to control each of these affiliated entities. For detailed descriptions of these contractual arrangements, see Item 4.C, “Information on the Company—Organizational Structure”.

As advised by our PRC legal counsel, Commerce & Finance, the ownership structures of (i) Acorn Information, Shanghai Network and Beijing Acorn; and (ii) Shanghai HJX, Beijing HJX Technology and Shanghai HJX Electronic are in compliance with existing PRC laws and regulations and our contractual arrangements among (i) Acorn Information, Shanghai Network and Beijing Acorn and their shareholders; and (ii) Shanghai HJX, Beijing HJX Technology and Shanghai HJX Electronic and their shareholders are valid, binding and enforceable. However, there are uncertainties regarding the interpretation and application of current and future PRC laws and regulations. If we, Acorn Information, Shanghai HJX or any of our affiliated entities are found to be in violation of any existing or future PRC laws or regulations or fail to obtain or maintain any of the required licenses, permits or approvals, the relevant PRC regulatory authorities would have broad discretion in dealing with these violations, including, among others:

•	revoking the business and operating licenses of Acorn Information, Shanghai HJX and our affiliated entities;

•	discontinuing or restricting the operations of Acorn Information, Shanghai HJX and our affiliated entities;

•	limiting our business expansion in China by way of entering into contractual arrangements;

•	imposing conditions or requirements with which we, Acorn Information, Shanghai HJX or our affiliated entities may be unable to comply;

•	requiring us or Acorn Information, Shanghai HJX or our affiliated entities to restructure the relevant ownership structure or operations; or

•	restricting or prohibiting our use of the proceeds of the additional public offering to finance our business and operations in China.

Our ability to conduct our business may be negatively affected if the PRC government were to carry out any of the aforementioned actions.

The contractual arrangements with our four affiliated Chinese entities and their shareholders, Don Dongjie Yang and Weiguo Ge, which relate to critical aspects of our operations, may not be as effective in providing operational control as direct ownership. In addition, these arrangements may be difficult and costly to enforce under PRC law.

We rely on contractual arrangements with our four affiliated entities in China, collectively owned 100% by Don Dongjie Yang, our co-founder, chief executive officer and director, and Mr. Weiguo Ge, one of the assistant general managers of our finance department, to operate our business. For a description of these contractual arrangements, see Item 4.C, “Information on the Company—Organizational Structure”. These contractual arrangements may not be as effective as direct ownership in providing us control over our affiliated entities. Direct ownership would allow us, for example, to directly exercise our rights as a shareholder to effect changes in the board of each affiliated entity, which, in turn, could effect changes, subject to any applicable fiduciary obligations, at the management level. Furthermore, the interests of Don Dongjie Yang or Weiguo Ge as the shareholders of four affiliated entities may sometimes differ from our interests as a whole. We cannot assure you that when conflicts of interest arise, Don Dongjie Yang and Weiguo Ge will act in the best interests of ours or that conflicts of interests will be resolved in our favor. We currently do not have existing arrangements to address potential conflicts of interest Don Dongjie Yang or Weiguo Ge may encounter in their capacity as beneficial owners, director and officer of the four affiliated entities, on the one hand, and as our beneficial owners, director and officer, on the other hand. We believe Don Dongjie Yang or Weiguo Ge will not act contrary to any of the contractual arrangements and the Exclusive Purchase Agreements provide us with a mechanism to remove them as shareholders of the four affiliated entities should any of them act against us. However, under the current contractual arrangements, as a legal matter, if any affiliated entity or Don Dongjie Yang or Weiguo Ge fails to perform its or his respective obligations under these contractual arrangements, we may have to incur substantial costs and expend significant resources to enforce those arrangements, and rely on legal remedies under PRC law. These remedies may include seeking specific performance or injunctive relief, and claiming damages, any of which may not be effective. For example, if either Don Dongjie Yang or Weiguo Ge refuses to transfer his equity interest in any affiliated entity to us or our designee when we exercise the purchase option pursuant to these contractual arrangements, or if either Don Dongjie Yang or Weiguo Ge otherwise acts in bad faith toward us, we may have to take legal action to compel him to fulfill his contractual obligations. In addition, as each of our four affiliated entities is jointly owned and effectively managed by Don Dongjie Yang and Weiguo Ge, it may be difficult for us to change our corporate structure or to bring claims against any affiliated entity or Don Dongjie Yang or Weiguo Ge if any of them fails to perform its or his obligations under the related contracts or does not cooperate with any such actions by us.

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

We are a Cayman Islands holding company and substantially all of our operations are conducted through our 13 PRC subsidiaries and four Chinese affiliated entities. We may rely on dividends and other distributions from our PRC subsidiaries to provide us with our cash flow and allow us to pay dividends on the shares underlying our ADSs and meet our other obligations. Current regulations in China permit our PRC subsidiaries to pay dividends to us only out of their accumulated distributable profits, if any, determined in accordance with their articles of association and PRC accounting standards and regulations. The ability of these subsidiaries to make dividends and other payments to us may be restricted by factors that include changes in applicable foreign exchange and other laws and regulations. In particular, under PRC law, these operating subsidiaries may only pay dividends after 10% of their net profit has been set aside as reserve funds, unless such reserves have reached at least 50% of their respective registered capital. Such reserve may not be distributed as cash dividends. In addition, if any of our 13 PRC operating subsidiaries incur debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments to us. Moreover, the profit available for distribution from our Chinese operating subsidiaries is determined in accordance with generally accepted accounting principles in China. This calculation may differ from that performed in accordance with U.S. GAAP. As a result, we may not have sufficient distributions from our PRC subsidiaries to enable necessary profit distributions to us or any distributions to our shareholders in the future, which calculation would be based upon our financial statements prepared under U.S. GAAP. Furthermore, distributions by our PRC subsidiaries to us other than as dividends may be subject to governmental approval and taxation.

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

Recently China has been imposing more stringent requirements on electronic information protection. In particular, on December 28, 2012, the Standing Committee of the National People’s Congress promulgated the Decision on Strengthening Internet Information Protection, or Internet Information Protection Rules, which required that, among other things, internet service providers and other entities shall obtain consent from relevant persons before collecting and using personal electronic information during business activities and shall make public rules on collecting and using personal information; personal electronic information collected shall be strictly kept confidential and shall not be divulged, tampered with, damaged, sold or illegally provided to others; anyone is not allowed to send commercial electronic information to an recipient without his or her consent or request, or after he or she has given an explicit refusal. The MIIT promulgated Provisions on Protecting Personal Information of Telecommunications and Internet Users on July 16, 2013 which provides detailed rules for standards on collection and use of users’ personal information by telecommunications business operators and internet information service providers and security measures on protecting users’ personal information. In addition, the Law on the Protection of Consumers’ Rights and Interests amended on October 25, 2013 and effective from March 15, 2014 provides that business operators may not send commercial information to consumers without their consent or request, or after the consumers have expressly refused to receive such information.

During our business activities we have collected a large amount of our clients’ information, such as names, addresses and phone numbers and from time to time send to our clients promotion messages and mails in connection with our products through the contact information we have collected. After effectiveness of Internet Information Protection Rules, we have taken certain actions to comply with the requirements. However, given the limited interpretation on the rules, we cannot assure you that our business practices and the additional steps we take in response to the rules will be sufficient to fully comply with the Internet Information Protection Rules, and that all of our clients’ personal information are legally collected and used and fully protected in all respects. If relevant competent governmental authority holds that our business activities have violated Internet Information Protection Rules, we may be subject to certain administrative penalties, such as fines, and confiscating illegal gains.

If competent government authorities take a view that we fail to comply with relevant laws and regulations in connection with electronic bulletin board service, we may be required to shut down our electronic bulletin board service, which may adversely affect the sales of our electronic learning products.

Under the Administrative Measures on Internet Information Services promulgated by the State Council on September 25, 2000 and the Provisions on the Administration of Electronic Bulletin Board Services on the Internet promulgated by the Ministry of Information Industry (currently as the Ministry of Industry and Information Technology) on October 8, 2000, where an Internet information service provider intends to provide electronic bulletin board services (including electronic bulletin board, electronic plain board, electronic forum, network chatting room, message board and other interactive means), it shall submit a specific application for approval or specific filing when applying for an operation permit or filing for its non-operational Internet information services with the Ministry of Information Industry or its local counterparts. On July 4, 2010, the State Council promulgated the Decision on the Fifth Batch of Administrative Examination and Approval Items to be Canceled and Delegated to Lower Administrative Levels which canceled the approval and filing requirement in connection with the Internet electronic bulletin board services. However, relevant government authority is soliciting public opinions to come up with a proposed rule, pursuant to which approval or filing may be required for provision of electronic bulletin board services. Therefore, it is not clear at this stage whether the approval or filing requirement in connection with the provision of electronic bulletin board service has been canceled or is only temporarily suspended.

Currently we provide electronic bulletin board service on our websites www.hjx.com, through which users of our electronic learning products can communicate with each other. We believe that such electronic bulletin board service is a good way to promote and attract more potential users to buy our electronic learning products. However, due to the lack of clear rules or approval procedures at present, we cannot obtain approval or submit filing application for our electronic bulletin board service. We will submit application for approval or filing of electronic bulletin board service if the aforesaid new rule is promulgated or as relevant government authority requires. However, we cannot assure you that relevant competent government authority will not, currently or in the future, take a view that we failed to comply with laws and regulations with respect to our provision of electronic bulletin board service. In such case, relevant competent government authority may require us to shut down our electronic bulletin board service, which may adversely affect the sales of our electronic learning products.

If we fail to obtain permits or approvals applicable to our release, broadcasting and transmission of e-books and video and audio programs, we may incur significant financial penalties and other government sanctions.

During operation of our business, we post information, including e-books and video and audio programs on our www.hjx.com website operated by us for the purpose of our customers’ download. Under applicable PRC laws, rules and regulations, the release, broadcasting and transmission of e-books and video and audio programs may be deemed as providing internet publication services as well as transmission of video and audio programs on the internet, which could require internet publication licenses and licenses for online transmission of audio-visual programs. However, our relevant operating entity has not obtained such licenses. We are going to apply for internet publication licenses and we cannot assure you that we will successfully obtain such licenses. In addition, our relevant operating entity is not qualified to obtain the licenses for online transmission of audio-visual programs under the current legal regime as it is not a wholly state-owned or state-controlled company. We plan to apply for licenses for online transmission of audio-visual programs when feasible to do so. Any failure to obtain above licenses may subject our affected operating entity to various penalties, including confiscation of revenues, fines or the discontinuation of operations. Any such disruption in the business operations of our operating entity could materially and adversely affect our business, financial condition and results of operations.

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

Under PRC laws and regulations effective until December 31, 2007, our operating subsidiaries, Acorn International Electronic Technology (Shanghai) Co., Ltd., Shanghai HJX, Zhuhai Acorn Electronic Technology Co., Ltd., Beijing Acorn Youngleda Technology Co., Ltd., or Beijing Youngleda and Yiyang Yukang Communication Equipment Co., Ltd., or Yiyang Yukang, enjoyed preferential tax benefits afforded to foreign-invested manufacturing enterprises and had been granted a two-year exemption from enterprise income tax beginning from their first profitable year and a 50% reduction of enterprise income tax rate for three years thereafter. The definition of a manufacturing enterprise under PRC law was vague and was subject to discretionary interpretation by the PRC authorities. If we were to be deemed not qualified in the past or if the tax preferential treatments enjoyed by us in accordance with local government rules or policies were deemed in violation of national laws and regulations and were abolished or altered, we would be subject to the standard statutory tax rate, which is 25% for calendar years starting on or after January 1, 2008, and we could be required to repay the income tax for the previous three years at the applicable non-preferential tax rate.

In addition, the new Enterprise Income Tax Law, or the New EIT Law and its implementing rules, which became effective on January 1, 2008, significantly curtails tax incentives granted to foreign-invested enterprises under the previous tax law. The New EIT Law (i) reduces the statutory rate of enterprise income tax from 33% to 25%, (ii) permits companies to continue to enjoy their existing tax incentives, subject to certain transitional phase-out rules, and (iii) introduces new tax incentives, subject to various qualification criteria. Under the phase-out rules, enterprises established before the promulgation date of the New EIT Law and which were granted preferential EIT treatment under the then effective tax laws or regulations may continue to enjoy their preferential tax treatments until their expiration. Additionally, our subsidiaries also received tax holidays and subsidies for certain taxes paid by us, as well as subsidies which formed part of the incentives provided by local government for our investment in local district. These incentives were granted by local government agencies and may be deemed inappropriate by the central government. Preferential tax treatments and incentives granted to us by PRC governmental authorities are subject to review and may be adjusted or revoked at any time in the future. The discontinuation or revocation of any preferential tax treatments and incentive currently available to us will cause our effective tax rate to increase, which will decrease our net income and materially and adversely affect our financial condition and results of operations. See Item 5.A, “Operating and Financial Review and Prospects—Operating Results—Taxation”.

Under China’s New EIT Law, we may be classified as a “resident enterprise” of China. Such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.

The New EIT Law provides that enterprises established outside China whose “de facto management bodies” are located in China are considered “resident enterprises” and are generally subject to the uniform 25% enterprise income tax rate as to their global income. Under the implementation rules, “de facto management” is defined substantial and overall management and control over such aspects as the production and business, personnel, accounts and properties of an enterprise. In addition, two tax circulars issued by the State Administration of Taxation, or SAT, on April 22, 2009 and July 27, 2011 respectively regarding the standards used to classify certain Chinese-controlled enterprises established outside of China as “resident enterprises” clarified that dividends and other income paid by such “resident enterprises” will be considered to be PRC source income, subject to PRC withholding tax, currently at a rate of 10%, when recognized by non-PRC enterprise shareholders. These two circulars also subject such “resident enterprises” to various reporting requirements with the PRC tax authorities. Under the implementation rules to the New EIT Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and other assets of an enterprise. In addition, the tax circulars mentioned above detail that certain Chinese-controlled enterprises will be classified as “resident enterprises” if the following are located or resident in China: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision making bodies; key properties, accounting books, company seal, and minutes of board meetings and shareholders’ meetings; and half or more of the senior management or directors having voting rights.

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

However, if the PRC tax authorities determine that our Cayman Islands holding company is a “resident enterprise” for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, we may be subject to enterprise income tax at a rate of 25% on our worldwide taxable income as well as PRC enterprise income tax reporting obligations. In our case, this would mean that income such as interest on offering proceeds and other non-China source income would be subject to PRC enterprise income tax at a rate of 25%, in comparison to no taxation in the Cayman Islands. Second, although under the New EIT Law and its implementation rules dividends paid to us from our PRC subsidiaries would qualify as “tax-exempt income”, we cannot guarantee that such dividends will not be subject to a 10% withholding tax, as the PRC foreign exchange control authorities, which enforce the withholding tax, have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for PRC enterprise income tax purposes but not controlled by PRC enterprise or enterprise group like us. Finally, if our Cayman Islands holding company is deemed to be a PRC tax resident enterprise, a 10% withholding tax shall be imposed on dividends we pay to our non-PRC shareholders and with respect to gains derived from our non-PRC shareholders transferring our shares or ADSs. Similar results would follow if our BVI holding company is considered a PRC “resident enterprise”.

The contractual arrangements entered into among our consolidated affiliated entities and their shareholders and those arrangements entered into between us or one of our Chinese subsidiaries and our affiliated entities may be subject to audit or challenge by the Chinese tax authorities. A finding that we, Acorn Information, Shanghai HJX, our consolidated affiliated entities or any of our Chinese subsidiaries owe additional taxes could substantially reduce our net earnings and the value of your investment.

Under PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. The current EIT Law became effective on January 1, 2008 and provides authority for the PRC tax authority to make special adjustments to taxable income as well as additional reporting requirements. In particular, an enterprise must submit its annual tax return together with information on related party transactions to the tax authorities. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s-length principles. In addition, the PRC tax authorities issued Implementation Measures for Special Tax Adjustments (Trial) on January 8, 2009 which set forth tax-filing disclosure and contemporaneous documentation requirements, clarify the definition of “related party”, guide the selection and application of transfer pricing methods, and outline the due process procedures for transfer pricing investigation and assessment. We could face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements entered into among our consolidated affiliated entities and their shareholders or those arrangements entered into between us or one of our PRC subsidiaries and our affiliated entities do not represent arm’s-length prices and as a result, adjust any of the income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions for PRC tax purposes recorded by us, our consolidated affiliated entities, or our PRC subsidiaries or an increase in taxable income, all of which could increase our tax liabilities. In addition, the PRC tax authorities may impose late payment fees and other penalties on us, our consolidated affiliated entities or our PRC subsidiaries for under-paid taxes.

The PRC legal system embodies uncertainties which could limit the available legal protections.

The PRC legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases have little precedential value. In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investment in China. 12 of our 13 PRC operating subsidiaries are foreign invested enterprises incorporated in China. They are subject to laws and regulations applicable to foreign investment in China in general and laws and regulations applicable to foreign-invested enterprises in particular. However, these laws, regulations and legal requirements change frequently, and their interpretation and enforcement involve uncertainties. For example, we may have to resort to administrative and court proceedings to enforce the legal protection that we enjoy either by law or contract. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. In addition, such uncertainties, including the inability to enforce our contracts, could materially and adversely affect our business and operations. Furthermore, the PRC legal system is based in part on government policies and internal rules (some of which are not published on a timely basis or at all) that may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention. Furthermore, intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other countries. Accordingly, we cannot predict the effect of future developments in the PRC legal system, particularly with regard to the media, advertising and retail industries, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to us, and our foreign investors, including you.

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

Since July 2005, the Renminbi has no longer been pegged to the U.S. dollar. Although currently the Renminbi exchange rate versus the U.S. dollar is restricted to a rise or fall of no more than 2.0% per day and the People’s Bank of China, or PBOC, regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate, the Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term. Moreover, it is possible that in the future Chinese authorities may lift restrictions on fluctuations in the Renminbi exchange rate and lessen intervention in the foreign exchange market.

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

Notice 75 retroactively requires registration by March 31, 2006 of direct or indirect round-trip investments previously made by PRC residents in offshore special purpose companies. In addition, any PRC resident who makes, or has previously made, direct or indirect investments in such an special purpose company is required to further update that registration for such matters as increasing or decreasing in the special purpose company’s share capital, transfers or swaps of its shares, mergers, long-term equity or debt investments, and the creation of any security interest. If a PRC shareholder with a direct or indirect stake in an offshore special purpose company fails to make or update the required SAFE registration, the PRC subsidiaries of such offshore special purpose company may be prohibited from making distributions of profit to the offshore parent and from paying the offshore parent proceeds from any reduction in capital, share transfer or liquidation in respect of the PRC subsidiaries. Further, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for violation of the relevant rules relating to transfers of foreign exchange. The Operating Rules for Foreign Exchange Issues with Regard to Direct Investment under Capital Account, or the Operating Rules, an appendix to the Notice on Further Improving and Adjusting Foreign Exchange Administration Policies on Direct Investment promulgated by SAFE on November 19, 2012 provides in detail the procedures, required documents and review standard of foreign exchange registration regarding financing and round-trip investment by domestic residents through offshore special-purpose companies.

We have already notified our shareholders, and the shareholders of the offshore entities in our corporate group, who are PRC residents to urge them to make the necessary applications and filings, as required under Notice 75 and the Operating Rules. We understand that the relevant shareholders have registered their offshore investments in us with Shanghai SAFE, where most of our PRC subsidiaries are located. We are committed to complying, and to ensuring that our shareholders who are subject to the regulation comply, with the relevant rules. However, we cannot assure you that all of our shareholders who are PRC residents will comply with our request to make or obtain any applicable registrations or approvals required by the regulation or other related legislation. The failure or inability of our PRC resident shareholders to receive any required approvals or make any required registrations may limit our PRC subsidiaries’ ability to make distributions or pay dividends or affect our ownership structure, as a result of which our acquisition strategy and business operations and our ability to distribute profits to you could be materially and adversely affected.

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

On March 28, 2007, SAFE issued the Operating Rules for Administration of Foreign Exchange for Domestic Individuals’ Participation in Employee Stock Ownership Plans and Stock Option Plans of Overseas Listed Companies, or Circular 78. On February 15, 2012, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Listed Companies, or Circular 7, in replacement of Circular 78. According to Circular 7, individuals in the PRC (including PRC citizens and foreign individuals who have lived in China over one year) who intend to participate in the stock incentive plan of same overseas listed company shall jointly appoint a qualified PRC domestic agent or a PRC subsidiary of such overseas listed company (“a PRC Agency”) to conduct foreign exchange registration with SAFE, open bank accounts and transfer and exchange funds. In addition, an overseas entity shall be appointed to conduct the exercise of options, buying and selling of relevant stocks or equities and transfer of relevant funds. After such individuals’ foreign exchange income from participation in the stock incentive plan is remitted to the PRC, relevant banks shall distribute the above funds from the account opened and managed by the PRC Agency to such individuals’ foreign exchange accounts. We and our employees within PRC who have been granted share options, or PRC option holders, are subject to Circular 7 upon the listing of our ADSs on NYSE. If we or our PRC option holders fail to comply with these regulations, we or our PRC option/stock appreciation right holders may be subject to fines and other legal or administrative sanctions. Furthermore, pursuant to the Notice on Relevant Issues Concerning Collection of Individual Income Tax Related to Income from Share Option issued by the Ministry of Finance and the SAT on March 28, 2005 and the Notice

on Issues of Individual Income Tax Concerning Share Incentive Plan issued by the SAT on August 24, 2009, as to an overseas listed company’s share option plan, the difference obtained by a PRC individual who has been granted share options between the exercise price below the fair market price of such share on the day when such individual excises his option shall be imposed individual income tax which shall be withheld by domestic entities of such overseas listed company. If we or our PRC employees fail to comply with the above regulations, we or our PRC option holders may be subject to failure of share option plan or/and a fine, and, in the serious case, may constitute a crime.

The enforcement of the PRC Labor Contract Law and other labor-related regulations in the PRC may adversely affect our business and our results of operations.

The PRC Labor Contract Law, which became effective on January 1, 2008, and its implementing rules impose requirements concerning contracts entered into between a PRC employer and its employees and establish time limits for probationary periods. Because the Labor Contract Law and its implementing rules lack of clarity with respect to their implementation and potential penalties and fines, there may be a risk that certain of our employment policies and practices could be determined by relevant PRC authorities as being in violation of the Labor Contract Law or its implementing rules, which could result in penalties, fines or other sanctions. If we are subject to large penalties or fees related to the Labor Contract Law or its implementing rules, our business, financial condition and results of operations may be materially and adversely affected. In addition, according to the Labor Contract Law and its implementing rules, under certain cases the employee terminated by us is entitled to receive a severance payment equal to the average monthly salary during the 12-month period immediately preceding to the termination for each year of service up to the date of termination. If we terminate a labor contract in any circumstance other than those specified under the PRC Labor Contract Law and its implementing rules, including termination without cause, we must either reinstate and continue to perform the employee’s employment contract or pay the employee damages calculated at twice the rate for calculating the severance payment, subject to the employee’s own request. If we terminate our employees’ labor contracts in large scale due to such reason as business restructuring, we have to pay to terminated employees a large amount of severance payment or damages. As such, our business, financial condition and results of operations may be materially and adversely affected. Furthermore, the PRC Labor Contract Law and subsequently passed rules and regulations have tended to provide greater rights to employees and impose more onerous requirements on employers in China. As a result of regulations designed to enhance labor protection, our labor costs in China may increase in the future.

On December 28, 2012, the Labor Contract Law was amended to impose more stringent requirements on labor dispatch which became effective on July 1, 2013. For example, an employer shall strictly control the number of dispatched employees not to exceed certain percentage of its total number of employees. Moreover, the Interim Provisions on Labor Dispatch, or the Dispatch Rule, effective on March 1, 2014, provides that dispatched employees are only be allowed to work in temporary, ancillary and replaceable positions. The number of dispatched employees hired by an employer may not exceed 10% of its total labor force and the employer has a two-year transition period to comply with such requirement. Pursuant to the current Labor Contract Law, a labor-dispatching enterprise or an employer using dispatched workers who violates requirements of labor dispatching under the Labor Contract Law may be subject to fine by competent labor administrative authority and, if losses are caused to any dispatched employee, such labor-dispatching enterprise and employer shall assume liabilities jointly and severally. Currently, a majority of our call center employees are recruited as dispatched employees and such employees are not working in said temporary, ancillary and replaceable positions. Besides, the number of dispatched workers in certain of our PRC subsidiaries has exceeded 10% of their respective total number of employees as required by the Dispatch Rule. Therefore, we have to reduce the number of our dispatched workers to comply with the percentage limitation as required, which may result in an increase in our labor costs. If we fail to decrease the number of our dispatched workers, we may be subject to penalties by competent labor administrative authority. In addition, if our dispatched employees suffer losses arising from relevant labor-dispatching agency’s violation of the Labor Contract Law, we, as the enterprise engaging such employees, may be required by such dispatched employees to assume liabilities. We cannot assure you that, after assumption of such liability, we will successfully obtain reimbursement from relevant labor-dispatching agency.

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

Proceedings instituted by the SEC against five PRC-based accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act.

In late 2012, the SEC commenced administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese affiliates of the ‘‘big four’’ accounting firms, (including our auditors) and also against Dahua (the former BDO affiliate in China). The Rule 102(e) proceedings initiated by the SEC relate to these firms’ inability to produce documents, including audit work papers, in response to the request of the SEC pursuant to Section 106 of the Sarbanes-Oxley Act of 2002, as the auditors located in the PRC are not in a position lawfully to produce documents directly to the SEC because of restrictions under PRC law and specific directives issued by the China Securities Regulatory Commission. The issues raised by the proceedings are not specific to our auditors or to us, but affect equally all audit firms based in China and all China-based businesses with securities listed in the United States.

In January 2014, the administrative judge reached an Initial Decision that the “big four” accounting firms should be barred from practicing before the Commission for six months. However, it is currently impossible to determine the ultimate outcome of this matter as the accounting firms have filed a Petition for Review of the Initial Decision and pending that review the effect of the Initial Decision is suspended. The SEC Commissioners will review the Initial Decision, determine where there has been any violation and, if so, determine the appropriate remedy to be placed on theses audit firms. Once such an order was made, the accounting firms would have a further right to appeal to the US Federal courts, and the effect of the order might be further stayed pending the outcome of that appeal.

Depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, including possible delisting. Moreover, any negative news about the proceedings against these audit firms may cause investor uncertainty regarding China-based, United States listed companies and the market price of our ADSs may be adversely affected.

We face risks related to health epidemics and natural disasters.

Our business could be adversely affected by the effects of H1N1 flu, H7N9 flu, avian flu, Severe Acute Respiratory Syndrome, or SARS, or another epidemic. In recent years, there have been reports of occurrences of avian flu in various parts of China, including a few confirmed human cases and deaths. In 2009, the global spread of H1N1 flu resulted in several confirmed infections and deaths in China. Any prolonged occurrence of the above flus, SARS or other adverse public health developments in China could severely disrupt our business operations and adversely affect our results of operations.

In addition, we are also vulnerable to natural disasters and other calamities, including earthquakes, fire, floods, environmental accidents, power loss, communication failures and similar events. If any natural disaster or other extraordinary events were to occur in the area where we operate, our ability to operate our business or to fulfill orders we receive could be seriously impaired.

In addition, any such event could severely disrupt the Chinese economy, undermine investor confidence and have a material adverse effect on our business, financial condition, results of operations and prospects.

Furthermore, any outbreak of avian flu, or severe acute respiratory syndrome in China, or similar adverse public health developments, may, among other things, significantly disrupt our ability to adequately staff our business, restrict the level of economic activity in affected areas and have a material adverse effect on our business, financial condition, results of operations and prospects.

Risks Relating to Our ADSs.

We may be classified as a passive foreign investment company or “PFIC” for U.S. federal income tax purposes for a given taxable year pursuant to an annual factual determination made after the close of that year; pursuant to a determination made in 2014 we believe we were classified as a PFIC for the 2013 taxable year.

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

Our PFIC status for the current taxable year 2014 will not be determinable until after the close of the taxable year ending December 31, 2014. Because we currently hold, and expect to continue to hold, a substantial amount of cash and other passive assets and, because the value of our assets is likely to be determined in large part by reference to the market prices of our ADSs or ordinary shares, which are likely to fluctuate, there can be no assurance that we will not be classified as a PFIC in 2014 and any future taxable year. Based on a determination made in 2014 with respect to the 2013 taxable year, we believe we were classified as a PFIC for the 2013 taxable year. U.S. investors are urged to consult their independent tax advisors about the application of the PFIC rules and certain elections that may help them relieve any adverse U.S. federal income tax consequences for their particular circumstances for the 2013 taxable year. For more information regarding such elections, please consult Item 10.E, “Additional Information—Taxation—U.S. Federal Income Taxation—Passive Foreign Investment Company” and your independent tax advisor.

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

B. Business Overview

Overview

We are a media and branding company in China. We have strong media resources, and have built a proven track record of developing, promoting and selling a diverse portfolio of proprietary-branded products, as well as products from established third parties. Our longer term goal is to become the leading media and branding company in China and to capitalize on our integrated multi-media platform with an aim to become partners of choice for both well-established and promising new businesses to market and distribute their products in China.

Our media resources consist primarily of airtime purchased from both national and local TV channels in China. In 2013, our TV direct sales programs, which were typically five to ten minutes in length, were broadcast on two CCTV channels and 16 national satellite TV channels, and eight local TV channels in China. With media cost continues to increase, we seek to increase the effectiveness of our advertising expenses by focusing on our best-selling products while gradually eliminating products that are not conforming to our overall strategies. TV direct sales, being our primary sales channel, accounted for approximately 36.2%, 41.9% and 30.4% of our total net revenues in 2011, 2012 and 2013, respectively.

Taking advantage of the exposure of our TV advertising programs, we have established our other direct sales platform consisting of outbound calls, Internet sales and catalog sales, with an aim to further strengthen our brand promotion efforts and to generate additional revenue opportunities from our growing customer base. We also maintain a nationwide distribution network across all provinces in China, which allows us to reach over 6,900 retail outlets across China. We typically grant our distributors the exclusive right to distribute selected products in their respective territories. We work closely with our distributors to expand their retail outlet reach, extend our product lifecycles and maximize our sales by promoting our brands through our TV direct sales platform, advertising in local print media and other joint promotional efforts. In 2011, 2012 and 2013, sales generated through our nationwide distribution network accounted for 19.5%, 20.2% and 26.1% of our total net revenues, respectively. Starting from 2014, we plan to devote more resources to increasing our e-commerce and catalog sales and to expanding our nationwide distribution network of electronic learning products.

With our strong media resources, we have developed several leading proprietary-branded product lines, including Yierjian and Vibrashape fitness products, Ozing electronic learning products, Rose kitchen and household products, and Babaka posture-correction products. Our significant TV airtime presence allows us to test-market, promote and sell products in China’s geographically dispersed and fragmented consumer market. We seek to maximize sales penetration of our products that have strong sales and brand development potential by selling them through our comprehensive media formats. In 2013, we primarily focused on growing sales of our proprietary branded products, mainly our Ozing electronic learning products and Rose kitchen and household products.

We currently operate call centers in Shanghai, Beijing and Wuxi which process telephone orders generated by our TV and other direct sales platforms and gather real-time data to help analyze the effectiveness of our advertising spending and to adjust our product offerings. Our call centers operate 24 hours per day. Our call centers also places outbound calls to selected customers to market our products. In addition, our call center sales representatives are trained to identify and act upon cross-selling and up-selling opportunities while processing customer orders. As of December 31, 2013, we had an aggregate of 708 sales representatives and 69 customer service representatives.

In selecting new products to be offered via our diversified sales channels, we seek to identify offerings in underserved market segments with potential national appeal for which we believe our sales channels and marketing and branding expertise can create value. We identify new products that we believe we can successfully market through our TV direct sales platform through a standardized selection process. We typically focus on the marketing and sales of a limited number of featured product lines at any given time, and our TV direct sales programs allow us to promote our specific products by highlighting their unique value to consumers as well as creating brand awareness. Featured products offered in 2013 included fitness products, electronic learning products, collectibles products and kitchen and household products. To better help us identify potential new products, we entered into an exclusive partnership agreement on July 21, 2011 with Oak Lawn Marketing International Inc. (formerly known as Global Infomercial Services, Inc.), or OLMI. Pursuant to the exclusive partnership agreement, OLMI will search for and identify products of interest that have been or are being sold in North America, South America, or Europe and help us obtain the rights to such products. As of the date of this Form 20-F, we identified three new products through OLMI, including Legmagic, True Sleeper and DiDi7. In addition, we are cooperating with China Branding Group, or CBG, to market and sell certain celebrity branded or endorsed products, which are expected to be launched in the first half of 2014. Both OLMI and CBG are a related party to Mr. Robert W. Roche, our co-founder and chairman of the board of directors. For details of our cooperation with OLMI, see Item 7.B, “Related Party Transactions”

Our Media Resources and Sales Platforms

We have strong media resources through which we sell and market our proprietary products as well as certain third-party products, primarily across our direct sales platforms. Our media resources include our TV airtime purchased from TV stations and our Internet website, supplemented by other print media and radio. We believe our nationally televised TV direct sales programs help build strong brand awareness among China’s consumers and generate significant demand for the products featured in those programs, which stimulates our sales generated from other media simultaneously. Taking advantage of the exposure of our TV advertising programs, we have established our other direct sales platform consisting of outbound calls, Internet sales and catalog sales, with an aim to further strengthen our brand promotion efforts and to generate additional revenue opportunities from our growing customer base. In addition, our nationwide distribution network, coupled with local marketing and promotional efforts, helps us to further enhance the awareness of and demand for certain of our products, thereby broadening our customer reach and enhancing the penetration of those products on a nationwide basis.

TV Direct Sales Platform

Our TV direct sales platform is one of our primary sales platforms and accounted for a significant portion of our net revenues, approximately 36.2%, 41.9% and 30.4% of net revenues in 2011, 2012 and 2013, respectively. We generally focus our TV direct sales marketing efforts on approximately four to six featured product lines to maximize awareness of these featured offerings and to generate strong consumer demand. Our TV direct sales programs, which are generally three to ten minutes in length since 2014, consist of demonstrations and explanations of the product in an entertaining and appealing manner, and provide phone numbers for customers to call to make further inquiries or to purchase the product. In addition to explaining the functionality of a product in the programs, we also highlight the value proposition of that product. Our TV direct sales programs typically feature one or more spokespersons or celebrity personalities and employ a variety of formats, which we believe help to demonstrate the features and functions of the products that we are marketing. Our TV direct sales programs for new products are broadcast on national and/or local TV channels in China depending on the features of the products during selected time slots to ensure sufficiently broad and targeted viewer coverage.

A critical component to the success of our TV direct sales platform is our ability to efficiently access media channels and manage our media airtime. In 2013, our TV direct sales programs were broadcast on 18 CCTV and national satellite TV channels and eight local TV channels in China. Since commencing our operations in 1998, we have formed close and strong relationships with various CCTV and national satellite channels, as well as several TV advertising agencies that have rights to sell certain advertising time slots for certain CCTV and national satellite channels, and we have been purchasing advertising time on several CCTV channels and national satellite channels for over ten years. We purchase advertising time mainly through their advertising agencies. As required under current PRC law, we primarily purchase non-primetime broadcast time slots for our TV direct sales programs. In 2011, 2012 and 2013, we produced and broadcasted over 186,000, 187,000 and 115,000 minutes of TV programs, respectively, corresponding to over 60, 60 and 36 hours per week, respectively. With the continued increase in media costs, we have been adjusting our media purchase strategies with an aim to optimize our media returns. The fluctuation in the TV airtime purchased primarily reflects our more focused media purchases designated to enhance our media efficiency and in response to the increasing media price.

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

On January 1, 2014, new regulations promulgated by SAPPRFT became effective, which impose limitations on the length and frequency of infomercials aired on satellite television channels in China. As a result, we expect our media purchase and the airtime for our TV infomercials will be significantly decreased. Our management is closely monitoring the development of these new regulations and seeking to better position our TV direct sales business in light of the new regulatory environment.

Other Direct Sales Platform

Our other direct sales platform, which consists of outbound calls, Internet sales and catalog sales, accounted for a significant portion of our net revenues. Approximately 44.3%, 37.9% and 43.5% of our total net revenues in 2011, 2012 and 2013 were generated from our other direct sales platform, respectively.

Outbound Calls. As of December 31, 2013, our database contained approximately 18 million names of individual customers, the majority of whom have placed orders to us or made calls to our call centers in the past 15 years. As of December 31, 2013, our 408 specialized outbound call center sales representatives utilize our customer database to target calls at customer subgroups identified as likely purchasers of particular products. Our outbound telemarketing sales accounted for approximately 24.7% of our total net revenues in 2013. We expect that the number of customers in our database will continue to grow and sales from outbound telemarketing will continue to form an important portion to our business in the future.

Internet Website. We sold over 1,100 kinds of products via our website in 2013, both through our official website and on the platforms of China’s leading e-commerce companies, of which approximately 360 were our proprietary-branded products while the remainder were third-party products. In addition to our official website, we maintain e-shops on various e-commerce platforms in China, including T-mall.com, Taobao, JD.com, and Amazon to provide products and services to our end-customers. Our Internet website sales accounted for approximately 11.2% of our total net revenues in 2013. We expect that our Internet sales will continue to grow and will be of higher growth potential and growing importance to our business in the future.

Catalogs. We sold over 1,900 kinds of products via our catalogs in 2013, of which approximately 160 were our proprietary-branded products and the remainder were third-party products. Our catalogs are currently distributed together with the products purchased and shipped to our customers. In addition, we also track customers who have previously purchased products from us and distribute our catalog to them after their initial purchase. With our large customer data base, we were able to target on specified audience group based on different demographics. We issued 15 catalogs in 2013 and our catalog sales in 2013 accounted for approximately 2.3% of our total net revenues.

Nationwide Distribution Network

We use our nationwide distribution network to distribute a selected number of our products promoted through our TV direct sales programs which we believe offer sufficient profit potential and may be developed as a national product brand. Our distribution network broadens our customer reach and enhances the penetration of those products on a nationwide basis. Our network covers all provinces in China through over 90 distributors, which allows us to reach over 6,900 retail outlets across China. These retail outlets include bookstores, supermarkets, pharmacies, specialty retail chains and department stores. In addition to our ground distribution network, starting from 2012, we also engaged distributors on China’s leading e-commerce platforms to promote and market our products. For example we work closely with e-commerce websites such as VIPShop and JD.com to promote and sell our products on a wholesale basis. In 2011, 2012 and 2013, sales generated through our nationwide distribution network accounted for 19.5%, 20.2% and 26.1% of our net revenues, respectively. We typically provide our distributors (other than distributors on the e-commerce websites) with the exclusive right to distribute selected products in their respective territories. In 2011, 2012 and 2013, sales generated by our top five distributors accounted for 4.8%, 4.3% and 7.4% of our gross revenues, respectively.

Our distribution agreements with ground distributors are typically negotiated and entered into on an annual basis and are designed to provide incentives for our distributors to improve their sales performance, encourage them to promote our brands, and protect the value of those brands. For example, our distributors are required to meet the monthly and annual sales volume target for our selected featured products and, in the case of electronic learning products distribution, we provide sales incentives in the form of cash rebates to the distributors that meet or exceed our sales targets. We also require our distributors to ensure that the retail prices of our products sold through their retail outlets are not lower than the retail prices for the same products sold through our TV direct sales platform, or the minimum retail prices set by us. Furthermore, distributors of our electronic learning products must also incur minimum marketing expenditures provided in our distribution agreements. We regularly monitor and review our distributors’ sales performance and their compliance with the terms of our agreements.

Our Products

We currently offer over 3,200 products which are sold primarily through our TV direct sales platform, other direct sales platform comprising of outbound calls, Internet sales, and catalogs sales as well as our nationwide distribution network. Our recently featured product categories include electronic learning products, fitness products, collectibles products, kitchen and household products and mobile phone products, all of which are primarily sold through our TV direct sales platform, nationwide distribution network, or both. We periodically develop and introduce new and upgraded products under the same product brand to develop such brand into a product line. In addition to the five product lines we presently feature, we also sell other products including consumer electronics products primarily through our other direct sales platforms.

In addition, to further expand our product offerings, we entered into an Insurance Business Cooperation Agreement with Sino-US United MetLife Insurance Co., Ltd., or MetLife, a joint venture company established by certain wholly-owned subsidiaries of MetLife Inc. and Shanghai Alliance Investment Ltd. Pursuant to the cooperation agreement effective on August 29, 2012, we, as a concurrent-business insurance agent of Metlife, are jointly marketing and selling short-term accident and health insurance products with Metlife through various channels under our other direct sales platform. Pursuant to our cooperation with Metlife, we received a service fee/commission of approximately $0.4 million from Metlife in 2013 and expect to further expand our insurance product operations going forward.

Recent Featured Product Categories

We generally focus on marketing and selling four to six featured product lines at any one time through our TV and other direct sales platforms and a limited number of products through our nationwide distribution network. In 2013, we featured products in the following categories and under the following proprietary and third-party brands:

•

Electronic Learning Products featuring the Ozing branded electronic learning device incorporating mobile internet interactive features, such as online tutoring services. Electronic learning products accounted for 17.2%, 17.0% and 22.1% of our total gross revenues in 2011, 2012 and 2013, respectively. Our primary Ozing branded product is a multi-functional handheld electronic device with a screen display that provides lessons for independent English learners. The retail prices for our electronic learning products ranged from RMB258 to RMB1,998 per unit in 2011, RMB348 to RMB2,999 per unit in 2012, and RMB280 to RMB2,299 (or approximately $45.2 to $371.4) per unit in 2013.

•

Fitness Products featuring Yierjian branded abdominal trainer and Vibrashape fitness products. Fitness products accounted for 3.3%, 25.7% and 20.8% of our total gross revenues in 2011, 2012 and 2013, respectively. The retail prices for our fitness products ranged from RMB15 to RMB3,984 per unit in 2011, RMB15 to RMB2,999 per unit in 2012 and RMB12 to RMB3,300 (or approximately $1.9 to $533.1) per unit in 2013.

•

Collectibles Products Collectibles products accounted for 9.1%, 8.4% and 16.0% of our total gross revenues in 2011, 2012 and 2013, respectively. The retail prices for our collectibles products ranged from RMB32 to RMB16,800 per unit in 2011, RMB32 to RMB99,000 per unit in 2012 and RMB25 to RMB65,999 (or approximately $4 to $10,662) per unit in 2013.

•

Kitchen and Household Products featuring Rose branded knives and True Sleeper household products. We focused on our kitchen and household product line in 2013, which accounted for 14.6% of our total gross revenues in 2013. The retail prices for the kitchen and household products that we market ranged from RMB1 to RMB4171(or approximately $0.2 to $674) per unit in 2013.

•

Mobile Phone Products featuring Gionee and Konka branded mobile phones. Mobile phone products accounted for 45.7%, 26.6% and 14.0% of our total gross revenues in 2011, 2012 and 2013, respectively. The retail prices for the mobile phone products that we market ranged from RMB299 to RMB6,799 per unit in 2011, RMB199 to RMB6,399 per unit in 2012 and RMB129 to RMB5,942 (or approximately $21 to $960) per unit in 2013.

•

Health Products featuring Babaka posture correction products. Health products accounted for 3.7%, 4.4% and 5.5% of our total gross revenues in 2011, 2012 and 2013, respectively. The retail prices for our health products ranged from RMB9.9 to RMB19,800 per unit in 2011, RMB9.7 to RMB11,880 per unit in 2012, and RMB13 to RMB12,880 (or approximately $2 to $2,081) per unit in 2013.

Our five best-selling products and product lines in 2011, 2012 and 2013 are set forth below:

Product	Brand	Revenues	2011 % of gross revenues	Rank	Revenues	2012 % of gross revenues	Rank	Revenues	2013 % of gross revenues	Rank
	(in thousands, except percentages and ranks)
Electronic learning products	Ozing, Meijin	$62,539	17.2%	2	$41,345	17.0%	3	$40,903	22.1%	1
Fitness products	Yierjian, Vibrashape	—	—		62,630	25.7%	2	$38,427	20.8%	2
Collectibles products		$33,194	9.1%	3	$20,427	8.4%	4	$29,643	16.0%	3
Kitchen and Household products	Rose, True Sleeper	—	—		$2843	1.2%		$27,008	14.6%	4
Mobile phone products	Gionee, K-touch, U-king, Lenovo, Nokia and Konka	$165,958	45.7%	1	$64,713	26.6%	1	$25,924	14.0%	5
Health products	Babaka, Zehom	—	—		10,692	4.4%	5	$—	—
Cosmetic products	Aoya, Cobor, Dr Cell, Softto and CMM	$24,857	6.8%	4	$—	—		—	—
Consumer electronic products	Eroda	$24,249	6.7%	5	$—	—		—	—
Total top five		$310,797	85.5%		$199,807	82.1%		$161,905	87.5%
Other products revenues		$52,202	14.5%		$43,473	17.9%		$23,245	12.5%
Total gross revenues		$362,999	100.0%		$243,280	100.0%		$185,150	100.0%
Total sales tax		$(941)			$(706)			$(439)
Total revenues, net		$362,058			$242,574			$184,711

New Products

We seek to identify new products that offer sufficient profit opportunities and address consumers’ changing needs. In 2013, we introduced three new products for full-scale sales and marketing. In the future, we will continue to seek to diversify our product offerings and our customer base, encourage repeat purchases by our existing customers, and create recurring revenue opportunities. Examples of our successful product launches include A320 mobile phones under the Gionee brand launched in 2010, and a series of knives set under the Rose brand launched in 2013. We also plan to introduce new products that we believe will offer longer product lifecycles and enjoy broad consumer appeal.

Product Development

We employ a rigorous and systematic approach to identifying and developing products. Our product development process comprises product identification, pre-testing preparation and test-marketing through our TV direct sales channels. We generally test the market potential and customer appeal of our products by broadcasting our TV direct sales programs on specific channels for a designated period of time. During the test marketing period, we closely evaluate customer feedback and sales of the relevant product through our call centers. Products that meet certain pre-defined standards are launched on a national scale. Products that do not meet our pre-defined standards may undergo a change in marketing strategy and be retested, or may be removed from our product portfolio. In 2013, we test-marketed nine new or upgraded products over our TV direct sales platform, of which three progressed from the test marketing stage to full-scale sales and marketing. We also work with OLMI to identify products of interest that have been or are being sold in North America, South America, or Europe for us to distribute in China. As of the date of this Form 20-F, we identified three new products through OLMI, including Legmagic, True Sleeper and DiDi7. In addition, we are cooperating with China Branding Group, or CBG, to market and sell certain celebrity branded or endorsed products, which are expected to be launched in the first half of 2014.

Product Identification

We typically seek to identify consumer products that we believe offer good value and quality, can enrich customers’ lifestyle, are not widely available and can generate sufficient profit potential. Our success in developing leading product brands has provided us with access to a large pool of potential products from various suppliers and manufacturers in China. In addition to identifying new products through external sources, we also focus on our internal product development efforts relating to our existing product portfolio. These products, with their existing brand awareness and consumer acceptance, provide significant opportunities to introduce upgraded products and related new products under the same brand.

Pre-testing Preparation

During our pre-testing preparation phase, our product development team analyzes and identifies a product’s unique features and value proposition to formulate a marketing and distribution strategy, including setting a selling price for the test-marketing phase, a sales target and a weekly marketing plan. Our in-house product development team works with independent production companies to produce TV direct sales plans tailored for each product. To ensure service quality and assist in gathering consumer feedback, our product development team concurrently provides our call center employees with training and sales scripts to assist them in receiving purchase order calls in response to our TV test-marketing activities.

Test Marketing

The test-marketing phase usually lasts from one week to three weeks, during which time our test TV direct sales programs are aired during targeted broadcast airtime slots on selected TV channels. During the test-marketing phase, we gather, monitor and analyze real-time data, calls and consumer feedback collected by our research team and customer service team through designated test numbers. Using this data and feedback, we attempt to predict the demand, growth potential and anticipated selling prices of the products. In analyzing the data to determine whether we should move a product into full-scale marketing on our TV direct sales platform, we focus on key benchmarks, including, most importantly, estimated profitability relative to our media expenses. We then determine whether the product has the potential to be developed into a proprietary branded product line so that its lifecycle can be prolonged.

Call Center Operations

Our sales operations and media purchase activities are supported by our call centers located in Beijing, Shanghai and Wuxi. Our call center in Wuxi began operation in 2009 and we shifted more outbound calls and after-sales services to our Wuxi call center to capitalize on its lower labor costs than in Beijing and Shanghai. Our call centers process telephone orders generated by our TV and other direct sales platforms and gather real-time data to help us analyze the effectiveness of our advertising spending and adjust our offerings. Sales representatives in each of our call centers also place outbound calls to selected customers to market our products. As of December 31, 2013, we had 708 dedicated sales representatives. In 2011, 2012 and 2013, our call centers processed an average of approximately 16,700, 11,990 and 10,150 incoming calls per day, respectively, for products marketed through TV direct sales platform. The decrease in the numbers of incoming calls primarily reflected an overall decrease in our media expenses. To effectively convert inbound calls to customer orders, our sales representatives follow a prepared script that covers frequently asked questions to guide the sales call. Our call center supervisors closely monitor calls received and revise and update the scripts based on their assessment of the scripts’ effectiveness during the customer calls and in response to customer feedback. Our sales representatives are also trained to promote, cross-sell or upsell complementary and/or additional products.

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

Order Fulfillment

The majority of products sold through our various sales centers are delivered to our customers throughout China by EMS, the largest national express mail service operated by the China Post Office, and local delivery companies. We generally guarantee our products will be delivered to our customers within two to ten days of the date of receiving the order. In 2011, 2012 and 2013, of the total attempted product deliveries by EMS and local delivery companies on a cash-on-delivery, or COD, basis, approximately 70%, 72% and 68% were successful, respectively. Reasons for delivery failure primarily include customers’ refusal to accept a product upon delivery, which tend to occur more frequently with products that have higher average selling prices, or failure to successfully locate the delivery address. We are responsible for delivery and handling fees regardless of whether the delivery is successful. We have found that, in general, the shorter the delivery time, the lower the likelihood that the customer will refuse to accept the product upon delivery. As a result, local delivery companies enjoy higher delivery success rate than EMS due to a faster delivery time and better service quality. EMS and local delivery companies are responsible for returning to us any undelivered products. It generally takes EMS two to three weeks, and local delivery companies approximately seven days, to return undelivered products to us.

In 2011, 2012 and 2013, approximately 77.3%, 93.1% and 94.0% of our direct sales were settled on a COD basis by our customers. We recognize non-COD sales revenues when products are delivered to and accepted by our customer (e.g. FOB destination). Our non-COD customers typically pay by credit cards. For customers settling through COD, either EMS or the local delivery company is responsible for collecting and wiring to us these cash amounts on a periodic basis once collected. EMS and local delivery companies generally charge us delivery fees based upon weight of the products and distance of delivery. Additionally, EMS charges a processing fee based upon the sales price. 21 of our local delivery companies charge a lower processing fee based upon the sales price, while the other companies do not charge us such fee. It typically takes two to three weeks for us to receive payments from EMS compared to approximately seven days from local delivery companies. Of our total accounts receivable balance as of December 31, 2011, 2012 and 2013, $1.1 million or 10.7%, $3.6 million or 25.3% and $1.1 million or 18.7%, respectively, was due from EMS.

In 2011, 2012 and 2013, approximately 37.3%, 26.7% and 26.4% of our net revenues resulted from products delivered by EMS, respectively, and approximately 45.2%, 53.3% and 49.9% of our net revenues resulted from products delivered by local delivery companies, respectively.

Customer Loyalty Initiatives

We currently maintain a customer loyalty program which allows our customers to earn membership points with their purchases. Membership points are awarded to customers when they make purchases from our various sales channels (other than purchasing through our distribution network). Customers are awarded membership points based on the type of product purchased with point values around 10% of retail price, with every ten points equaling RMB1 (approximately $0.15). Customers can use these membership points to partially or fully offset the cost of future product purchases.

Customer Service, Product Warranties and Return Policies

We believe emphasizing customer service will enhance our products brand image, facilitate cross-selling opportunities and generate customer loyalty and repeat purchasing behavior. Our customer service centers within our Beijing, Shanghai and Wuxi call centers are currently staffed with approximately 69 customer service representatives working ten hours a day to provide quality customer service. In addition, most of our distributors generally provide their own customer service in their respective territories.

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

Under our policies, our customers generally may return products to us within seven days after delivery if there is a quality defect or if a product fails to meet its specifications. For our TV direct sales products, our customers enjoy an unconditional product return within 30 days of their respective purchases. In most cases, product exchanges are allowed within a month of delivery. Our warranties generally provide for repair of product defects within one year at no cost to the customers. Product returns from our multiple sales platforms were insignificant in 2011, 2012 and 2013. To the extent that the manufacturer of the defective product is a third party, the manufacturer is obligated to either repair the defective product or reimburse us for any related expenses. Our distributors are allowed to exchange any defective products they receive from us. The number of products exchanged by our distributors due to defects was insignificant in 2011, 2012 and 2013.

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

Inventory Control

We closely monitor our inventory and sales levels at all of our sales and marketing platforms. In general, before or during our test-marketing stage, we do not acquire any sizable inventory position in a product. We adjust our inventory levels based on the weekly sales forecasts we develop. When a product is no longer sold through our direct sales platforms and/or our nationwide distribution network, our inventory of that product is generally limited.

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

Competition

Because of our integrated vertical business model, we face competition from the following companies operating in our value chain:

•	other TV direct sales companies operating in China with generally similar business models to ours, including PLP fashion, and Global Buyer;

•

TV home shopping companies that operate across China or in large parts of China, such as CCTV Home Shopping and Hunan TV Happigo, and companies that operate on multiple channels in multiple provinces, such as Oriental CJ Home Shopping and U-you Home Shopping;

•

numerous domestic and international sellers of consumer branded products that sell their products in China and which compete with our products, such as our Ozing electronic learning products which compete with electronic learning products from BBG, Noah, Readboy, and other brands, and our mobile phone products which compete with similar products sold by local and international mobile phone manufacturers; and

•	other Internet and e-commerce companies in China that offer consumer products online via an Internet platform, such as Dang Dang and Yihaodian.

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

We believe that we compete primarily on the basis of the ability to secure significant TV and other media access on a nationwide basis and to effectively manage the TV advertising time and other media resources, such as newspaper and radio advertising that we secure. In particular, we believe our TV media access and management experience helps us to maximize the effectiveness of our TV direct sales programs, reduce our risk of product failure and minimize associated costs. We believe we compete primarily on the basis of the effectiveness of our sales and distribution channels in reaching customers and generating customer appeal for our products. In addition, we believe we also compete primarily on the basis of our ability to identify and develop product brands, which helps to attract new product proposals from independent third parties and product suppliers who otherwise often lack the marketing or distribution capabilities and/or resources required to effectively market and sell their products or develop their own product brands. We also compete on the basis of product quality, price, and quality of our customer service, retail outlet coverage of our nationwide distribution network and speed of delivery. Many of our current or future competitors may have longer operating histories, better brand recognition, greater levels of consumer trust, stronger media management capabilities, better media and supplier relationships, a larger technical staff and sales force and/or greater financial, technical or marketing resources than we do.

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

Intellectual Property

We rely on a combination of copyright, trademark, patent, unfair competition laws, as well as non-disclosure agreements and other methods to protect our intellectual property rights. We currently maintain approximately 380 trademark registrations and are in the process of applying for registrations or transfer for approximately 130 trademarks in China. We own 22 invention, utilities and packaging design patents in China pertaining to our posture-correction products, kitchen and household products, fitness products, and oxygen generating device.

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

We have in the past been, currently are, and in the future may again be, the subject of claims for infringement, invalidity, or indemnification relating to other parties’ proprietary rights. For example, in September 2012, Beijing Ren’ai filed a suit in the People’s Court of Chongqing Yuzhong District against Shanghai HJX, Chongqing Xinhua Media Co., Ltd. and Chongqing Heda Xinde Technology Development Co., Ltd., or Chongqing Heda, alleging that all defendants should stop infringing its copyrights, Shanghai HJX should apologize publicly, the defendants should compensate aggregate loss of RMB500,000 and reasonable expenses of RMB4,798. The People’s Court of Chongqing Yuzhong District ruled that Chongqing Heda should stop infringing Beijing Ren’ai’s copyrights and compensate Beijing Ren’ai RMB10,200. Other claims of Beijing Ren’ai were dismissed. Beijing Ren’ai appealed to higher court and the trial was held on April 25, 2013. The higher court ruled in favor of us and affirmed the original judgment.

In April 2013, Beijing Ren’ai filed a suit in Shijiazhuang Intermediate People’s Court against Shanghai HJX and Beiguo Department Store Co., Ltd., or Beiguo, for the infringement over its copyrights, alleging that Shanghai HJX and Beiguo should stop infringing the copyrights, Shanghai HJX should apologize publicly, and the defendants should compensate aggregate loss of RMB500,000 and reasonable expenses of RMB2,358. Shijiazhuang Intermediate People’s Court held two hearings on July 26 and September 16 in 2013, and has not issued the judgment.

On April 17, 2013, we received a complaint from Beijing Shengshi Huawen Press Technology Co., Ltd., or Shengshi Huawen, alleging that Shanghai HJX and Beijing New China Children’s Commodities Store, or New China Store, have infringed upon their copyrights of the Cambridge Children’s English and the Cambridge Kindergarten English. Shengshi Huawen claimed that Shanghai HJX and New China Store should: (1) make compensation of RMB500,000; (2) stop selling electronic learning products infringing their copyrights; (3) apologize publicly. On December 28, 2013, the court ruled in favor of Shanghai HJX and turned downed all the claims brought by Shengshi Huawen. On January 3, 2014, Shengshi Huawen appealed to the higher court. The higher court ruled in favor of us and affirmed the original judgment.

In August 2013, Yangya Zidian filed nine suits in the Beijing First Intermediate People’s Court against Shanghai HJX, alleging that Shanghai HJX has infringed upon its copyright. Yangya Zidian brought nine law suits separately against our nine electronic learning products, for each product Yangya Zidian claimed that Shanghai HJX should delete the video “Studio Classroom” broadcast on our website, stop all behaviors infringing over their copyrights, stop manufacturing and selling relevant Ozing electronic learning products, apologize publicly and compensate for the loss of RMB600,000. In October 2013, we filed a written defense with the court and are vigorously defending against the claims.

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

Chinese Government Regulations

The PRC government extensively regulates the industries in which we operate our business. We operate our direct sales and advertising businesses in China under a legal regime consisting of the State Council, which is the highest authority of the executive branch of the PRC central government, and several ministries and agencies under its authority including, among others, the State Administration for Industry and Commerce, or SAIC, the Ministry of Commerce, or MOFCOM, the SAPPRFT, the State Administration for Food and Drug, or SAFD and the Ministry of Industry and Information Technology, or MIIT. Meanwhile, we operate our Concurrent-Business Insurance Agency business under the regulations promulgated by the China Insurance Regulatory Commission, or the CIRC.

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

Our Direct Sales Operations

Due to the complicated and lengthy approval process and MOFCOM’s uncertain position towards approving investment in direct sale business by foreign investors under the Commercial Sector Measures, our direct sales business (other than direct sales of our Ozing electronic learning products) is currently conducted by our consolidated affiliated enterprises owned by Don Dongjie Yang and Weiguo Ge—Shanghai Network and Beijing Acorn. Furthermore, due to the aforesaid reason as well as certain restrictions or prohibitions on foreign ownership of companies that engage in internet and other related businesses imposed by current PRC laws and regulations, including the provision of internet content, in 2013 we set up two new consolidated affiliated enterprises, Beijing HJX Technology, and Shanghai HJX Electronic, and began to conduct internet interactive service through Beijing HJX Technology which holds an ICP License, and direct sales of our Ozing electronic learning products through Shanghai HJX Electronic. The two new consolidated affiliated enterprises are also owned by Don Dongjie Yang and Weiguo Ge. As domestic companies, these four companies are not subject to the Commercial Sector Measures and PRC laws and regulation on foreign investment into provision of internet content business, but they are controlled by us through a set of contractual arrangements. See Item 4.C, “Information on the Company—Organizational Structure”. In the opinion of our PRC legal counsel, Commerce & Finance:

•

The ownership structures of (i) Acorn Information, Shanghai Network and Beijing Acorn and (ii) Beijing HJX Technology, Shanghai HJX Electronic and Shanghai HJX are in compliance with existing PRC laws and regulations; and

•

Our contractual arrangements among (i) Acorn Information, Shanghai Network and Beijing Acorn and their respective shareholders, and (ii) Shanghai HJX, Beijing HJX Technology and Shanghai HJX Electronic and their shareholders are valid, binding and enforceable, and do not and will not result in a violation of existing PRC laws and regulations.

We have been advised by our PRC legal counsel, Commerce & Finance, however, that there are uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, there can be no assurance that the PRC regulatory authorities, in particular MIIT, SAIC and MOFCOM, which regulate foreign investment in internet and direct sales businesses, will not in the future take a view that is contrary to the above opinions of our PRC legal counsel. If the current agreements that establish the above structure were found to be in violation of existing or future PRC laws or regulations, we may be required to restructure our ownership structure and direct sales and internet interactive service operations in China or to carry out other actions required by relevant PRC government authorities to comply with PRC laws and regulations, or we could be subject to severe penalties. See Item 3.D, “Key Information—Risk Factors—Risks Related to the Regulation of Our Business—If the PRC government takes the view that the agreements that establish the structure for operating our TV and direct sales business and internet interactive service in China do not comply with PRC governmental restrictions on foreign investment in these areas, we could be subject to severe penalties”.

Our Advertising Operations

On September 24, 2007, we acquired 100% of the legal ownership of Shanghai Advertising, which had been one of our affiliated entities, through Shanghai Acorn Enterprise Management Consulting Co., Ltd., or Acorn Consulting. At the time of our acquisition, the advertising industry was still a restricted industry for foreign investment under the Guideline Catalog of Foreign Investment Industries (2004 Revision), and required the approval of Shanghai Foreign Investment Commission, or SFIC, MOFCOM’s local counterpart in Shanghai. However, we completed the registration of such acquisition with Pudong Administration of Industry and

Commerce in Shanghai on September 24, 2007 without SFIC’s approval based on SFIC’s advice that this acquisition was a purely domestic acquisition without any foreign related issues. Our PRC legal counsel, Commerce & Finance, has advised us that it is unlikely that we would be required by the PRC regulatory authorities, in particular SAIC and MOFCOM, both as regulators of foreign investment, to seek such approval to make up for our deficiency or any penalties would be imposed upon us for failure to obtain such approval. However, we cannot assure you that SAIC or MOFCOM will not take a different view from ours. See Item 3.D, “Key Information—Risk Factors—Risks Related to the Regulation of Our Business—If the PRC government takes the view that we did not obtain the necessary approval for our acquisition of Shanghai Advertising, we could be subject to penalties.”

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

Our Wholesale Distribution Operations

Historically, our wholesale distribution business was conducted through our two affiliated entities, Shanghai Network and Beijing Acorn due to the complicated approval process and MOFCOM’s uncertain position toward approving investment in wholesale distribution business by foreign investors. On December 5, 2007, we received approval from Shanghai Qingpu People’s government approving our setup of Acorn Trade (Shanghai) Co. Ltd., or Acorn Trade, a PRC subsidiary wholly-owned by China DRTV, to conduct our wholesale distribution business. A valid business license was issued by Shanghai Administration of Industry and Commerce on December 13, 2007.

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

One of our subsidiaries, Shanghai HJX, holds a valid Medical Device Operation Enterprise License that will expire on March 14, 2015. Another of our subsidiaries, Acorn Trade (Shanghai) Co., Ltd., holds a valid Medical Device Operation Enterprise License that expired on March 20, 2018. Separately, our affiliated entities Shanghai Network and Beijing Acorn, hold valid Medical Device Operation Enterprise Licenses, which expire on March 14, 2015 and June 22, 2015, respectively. In addition, Zhuhai Acorn Electronic Technology Co., Ltd. holds a Medical Device Manufacturing Enterprise License expiring on October 25, 2016 and a Medical Device Registration Certificate for an oxygen generating device that expired on May 17, 2015. We are also in the process of renewing other expired licenses and certificates that are required for our operation and products.

For the purposes of strengthening the supervision and management of medical devices and protecting human health and life safety, on May 20, 2011 the Ministry of Health (currently merged into National Health and Family Planning Commission) promulgated the Administrative Measures for the Recall of Medical Devices (Trial), or Recall Measures which provides that medical device manufacturing enterprises shall eliminate defects of products of certain types, models or batches that have already been launched into the market for sale by way of warning, examination, repair, re-labelling, revision and amendment of the instruction manual, software upgrade, exchange, withdrawal or destruction according to the prescribed procedures. The recall is classified into two categories, that is, voluntary recall and compelled recall. If a medical device manufacturing enterprise discovers that a medical device is defective after conducting investigation and evaluation, it shall immediately decide to recall such device. If, upon investigation and evaluation, the drug regulatory department finds any defect in medical device that manufacturing enterprise should have voluntarily recalled, the drug regulatory department shall compel the concerned enterprise to recall the concerned medical devices. If medical device manufactured by us is found any defects prescribed in Recall Measures, we shall be subject to recall of the defective medical device.

Regulation of Internet Content Providers

We currently operate www.chinadrtv.com, www.xiangguo.tv and www.hjx.com through which our customers can familiarize themselves with our products. We are required to comply with the Telecommunications Regulations promulgated by the State Council on September 25, 2000, the Administrative Measures on Internet Content Services issued by the State Council on September 25, 2000, the Administrative Measures on Telecommunications Business Operating Licenses promulgated by the MIIT in 2001 and revised in 2009, Measures for the Archival Administration of Non-operational Internet Content Services issued by the Ministry of Information Industry (now the Ministry of Industry and Information Technology) on February 8, 2005 and the Administrative Measures on Internet Pharmaceuticals Information Services issued by SAFD on July 8, 2004 in our operation of the website.

Under the above regulations internet content providers must apply for a Telecommunications and Information Services Operating License, or ICP License, or a Value-added Telecommunications Business Permit for Internet Information Service if they are deemed to be “operating business”. Internet content providers not deemed to be operating businesses are only required to file a registration with the relevant information industry authorities. The online dissemination of information regarding medical devices must also be approved by SAFD at the provincial level and validated by an Internet Pharmaceuticals Information Service Qualification Certificate issued by SAFD. Violation of these provisions will result in a warning, an order to rectify within a certain period, a fine, or the closing of the website.

As internet information service in the websites of www.chinadrtv.com and www.xiangguo.tv are not deemed as an operating business, we only need to file with the relevant information industry authorities for record, which we have finished. Furthermore, as internet information service in the website of http://www.hjx.com is deemed as operating business, we need to obtain an ICP License from the relevant information industry authorities. On January 17, 2014, Beijing HJX Technology, one of our affiliated entities, obtained an ICP License with a validity period of five years. In addition, we hold an Internet Pharmaceuticals Information Service Qualification Certificate, which will expire on May 3, 2016.

Pursuant to Administrative Provisions for the Internet Audio-Video Program Service promulgated by SAPPRFT and MIIT on December 20, 2007, an entity shall obtain the Permit for Audio-Video Programs Transmitted through Information Network before providing service of production, edition and integration of audio-video programs, the supply of audio-video programs to the public via the Internet.

Pursuant to Interim Provisions on Internet Publication Administration promulgated by General Administration of Press and Publication (currently merged into SAPPRFT) and MIIT on June 27, 2002, any engagement in internet publication activities shall be subject to approval. The internet publication shall mean that the internet information service providers, after selecting and editing, publish works produced by themselves or by others on the internet or distribute works via the internet to user terminals for purposes of public browsing, reading, using or downloading.

Regulation of Internet Shopping

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

On January 26, 2014 SAIC promulgated Measures on the Administration of Internet Transactions which provide rules for internet product transactions and relevant services. Pursuant to these measures, except for several specified products, a consumer is entitled to return products sold by an internet product business operator within seven days upon the receipt of such products and is not required to provide any reason for such return. However, the products returned by a consumer shall be intact and in good condition.

Law on the Protection of Consumer Rights and Interests was amended by Standing Committee of the National People’s Congress and took effect on March 15, 2014. Pursuant to the newly amended law, upon discovery of any defects in the goods or services that are likely to impact personal or property safety, enterprises or service providers shall take necessary actions such as recall of goods, and shall bear the necessary expenses incurred by such recall. Where enterprises sell goods via the Internet, or by television, phone, mail order, except for certain specified goods, consumers are entitled to return the goods delivered within seven days upon receipt of goods without providing any reason, provided that goods returned by a consumer shall be intact and in good condition. In addition, enterprises and their staff members shall strictly keep confidential the personal information of consumers collected, and shall not divulge, sell or illegally provide others with such personal information, enterprises shall not send commercial information to consumers without their consent or request or after the consumers have expressly refused to receive such information. Unless otherwise prescribed by law, enterprises that conduct fraudulent behavior in providing goods or services shall, on demand by consumers, compensate the losses suffered by the consumers by an amount that is three times to the purchase price paid by the consumers for the goods purchased or services received, or in a fixed amount of RMB500 if the total compensation is less than RMB500.

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

On July 16, 2013 the MIIT promulgated Provisions on Protecting Personal Information of Telecommunications and Internet Users which provides detailed rules for standards on collection and use of users’ personal information by telecommunications business operators and internet information service providers and security measures on protecting users’ personal information.

The Law on the Protection of Consumers’ Rights and Interests amended on October 25, 2013 and effective from March 15, 2014 provides that business operators shall not send commercial information to consumers without their consent or request, or after the consumers have expressly refused to receive such information.

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

The CIRC issued the License for Concurrent-Business Insurance Agency to Shanghai Network on January 10, 2012. The license is valid for a period of three years and we should handle the insurance agency business specified in our license.

Regulation of Advertising Activities

The principal regulations governing advertising businesses in China include the Advertising Law (1994) and the Advertising Administrative Regulations (1987) and Implementing Rules on the Advertising Administrative Regulations (2004 Revision). SAPPRFT and SAIC are the main responsible regulatory authorities in China overseeing the entire advertising industry. SAIC has the authority to make administrative rules to regulate advertising activities, register or approve the establishment of advertising companies, and examine and oversee daily advertising activities to ensure relevant regulations are not violated. In addition to supervision by SAIC, SAPPRFT sets technical standards for broadcasting, regulates signal landings among different broadcasting networks and monitors the operations of all TV and radio stations. Due to the politically sensitive nature of China’s media industry, the contents of TV and radio programs must go through a lengthy approval process prior to broadcasting. Contents of advertisements, which are regulated to a lesser extent, must be approved by the TV or radio stations carrying the advertisements and proper advertising committee(s), effectively eliminating the possibility of broadcasting real-time, live advertising programs. The current regulations also prohibit private enterprises from owning or operating a TV or radio station.

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

Advertising Airtime

Since the Chinese government imposes strict regulations on TV station/channel ownership and operations, TV home shopping companies can only purchase blocks of airtime for product advertising as opposed to engaging in long-term channel leasing agreements as in some other countries. In addition to regulating TV station ownership, SAPPRFT also sets regulatory standards on the amount of advertising time allowed on TV broadcasting.

Airtime used to broadcast TV direct sales programs and TV home shopping programs is typically considered to be advertising time. On September 10, 2009, SAPPRFT, issued the Circular on Strengthening the Administration of TV Direct Sales Advertising and Home Shopping Programs, which requires that TV direct sales advertising programs not be broadcast on some specialized TV channels, including news channels and international channels, and TV home shopping channels and not be broadcast on satellite TV channels during the period from 6:00pm to 12:00pm every day. The Administrative Measures on Advertising on Television or Radio issued by the SAPPRFT on September 8, 2009 and effective as of January 1, 2010 which was amended in November 2011 further requires that the total airtime allocated to commercial advertising on each TV channel not exceed 12 minutes per hour and not exceed 18 minutes in total during the period from 7:00pm to 9:00pm; no commercial advertising shall be inserted in whatever form during broadcasting of an episode (calculated as 45 minutes) of a television drama. Violation of these time restrictions may result in a warning, an order to correct the violation, a fine of up to RMB20,000, the suspension of broadcasting relevant to advertising, the suspension of the operation of the TV channel where the relevant advertising is broadcast, or even the withdrawal of the TV station’s operating license.

On October 29, 2013, SAPPRFT issued the Circular on Strengthening Administration of Infomercials Broadcast via Satellite TV Channels which provides that satellite TV channels are not permitted to broadcast infomercials between 6:00 p.m. to 12:00 a.m. each day. During other time periods, satellite TV channels also need to follow a series of provisions, for example, satellite TV channels are not permitted to broadcast more than one infomercial per hour, each infomercial cannot exceed three minutes in length and infomercials with same content or selling the same product cannot be broadcast more than three times per day, etc.

Under current PRC law, advertising operators can only sell advertising airtime to advertisers and are not allowed to sell to other advertising operators.

Advertising Content

PRC advertising laws and regulations set forth certain content requirements for advertisements in China, which include prohibition on, among other things, misleading content, superlative wording, socially destabilizing content, or content involving obscenities, superstition, violence, discrimination, or infringement of the public interest. Advertising for medical devices, fitness and other special products are subject to stricter regulation which prohibits any unscientific assertions or assurances in terms of effectiveness or usage, comparison with other similar products in terms of effectiveness or safety, and reference to medical research institutes, academic institutions, medical organizations, experts, doctors, or patients regarding the effectiveness or safety of the products advertised. In addition, all advertising relating to medical devices, fitness agrochemicals, as well as other advertisements that are subject to censorship by administrative authorities pursuant to relevant laws and regulations, must be submitted to the relevant administrative authorities for content review and approval prior to dissemination. Furthermore, SAPPRFT and SAIC have issued a circular temporarily prohibiting, after August 1, 2006, the advertising of pharmaceutical products, diet and slimming products, medical devices, breast enhancement products and height increasing products in the form of TV- and radio-based direct sales programs pending adoption of new government rules. On September 10, 2009, the Circular on Strengthening the Administration of TV Direct Sales Advertising and Home Shopping Programs was issued by the SAPPRFT, prohibiting the TV direct sales and home shopping programs to advertise pharmaceuticals, breast-enhancement products, diet and slimming products, and medical devices which are implantable or need instruction by experts. Meanwhile, the Administrative Measures on Advertising on Television or Radio, issued by the SAPPRFT on September 8, 2009 and effective as of January 1, 2010 which was amended in November 2011, prohibited the pharmaceutical and medical device or health related advertising program to contain the recovery rate or efficiency rate or certification by the doctors, experts, patients or public figures. Furthermore, Criteria for the Examination and Publication of Medical Device Advertisements were issued by the Ministry of Health (currently merged into National Health and Family Planning Commission), the SAIC, the SAFD and became effective on May 20, 2009, which provided strict regulation on medical device advertisements publication. According to the Circular Concerning Further Severely Punishing Illegal Advertisements of Pharmaceuticals, Medical Devices and Health Food effective in February 2010, enterprises which published the illegal advertisements will be severely punished. On February 12, 2010 SAPPRFT promulgated the Notice on Further Strengthening Examination and Supervision on Advertising on Television and Radio, which requires that, among other things, in TV shopping advertisement: (1) no host is allowed to participate in advertisement; (2) exaggerative voice, intonation and gestures are prohibited; and (3) no form such as news report, interview and news materials and information is allowed to be used. See Item 3.D, “Key Information—Risk Factors—Risks Related to the Regulation of Our Business—Governmental actions to regulate TV- and radio-based direct sales programs of medical devices and diet and slimming products will adversely impact sales of our branded neck massager product line and some of our other products and may adversely impact our future overall operating results”.

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

We have employed advertising industry professionals who will examine the content of our advertising and who will apply for the necessary approvals and permits for advertising certain special consumer products. In addition, our advertising channels, such as TV stations, newspapers, and radio stations, employ advertising inspectors who are trained to review advertising content for compliance with relevant laws and regulations. However, we cannot assure you that all of our advertising is in compliance with relevant PRC laws and regulations, nor can we assure you that the advertising our distributors place on local media networks complies with relevant PRC laws and regulations. In the past, we have been fined for certain advertising that is considered misleading or false by authorities. In some cases, we were required to accept product returns. From January 1, 2008, any violation of advertising regulations relating to our sleeping aid product and oxygen generating devices by us or our distributors may result in SAFD issuing a rating to us or our distributors of dishonor credit or material dishonor credit. See Item 3.D, “Key Information—Risk Factors—Risks Related to the Regulation of Our Business—We and our distributors are subject to various laws regulating our advertising, including the content of our TV direct sales programs, and any violation of these laws by us or our distributors could result in fines and penalties, harm our product brands and result in reduced net revenues”.

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

Under the Administration Rules, foreign-invested enterprises may only buy, sell, and remit foreign currencies at banks authorized to conduct foreign exchange transactions after providing valid commercial documents and, in the case of capital account item transactions, only after obtaining approval from SAFE. Capital investments directed outside of China by foreign-invested enterprises are also subject to restrictions, which include approvals by SAFE, and the National Reform and Development Commission.

On November 19, 2012, the SAFE promulgated the Notice of the SAFE on Further Improving and Adjusting Foreign Exchange Administration Policies on Direct Investment, or the Notice, which came into force as of December 17, 2012. According to the Notice, (i) the opening of and payment into foreign exchange accounts under direct investment account are no longer subject to approval by the SAFE; (ii) reinvestment with legal income of foreign investors in China is no longer subject to approval by the SAFE; (iii) the procedures for capital verification and confirmation that foreign-funded enterprises need to go through are simplified.

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

The Operating Rules for Foreign Exchange Issues with Regard to Direct Investment under Capital Account, or the Operating Rules, an appendix to the Notice on Further Improving and Adjusting Foreign Exchange Administration Policies on Direct Investment promulgated by SAFE on November 19, 2012, provides in details the procedures, requisite documents and review standard of foreign exchange registration regarding financing and round-trip investment by domestic residents through offshore special-purpose companies.

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

As a result of the uncertainties relating to the interpretation and implementation of Notice 75 and the Operating Rules, we cannot predict how these regulations will affect our business operations or strategies. For example, our present or future PRC subsidiaries’ ability to conduct foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, may be subject to compliance with such SAFE registration requirements by relevant PRC residents, over whom we have no control. In addition, we cannot assure you that any such PRC residents will be able to complete the necessary approval and registration procedures required by the SAFE regulations. We require all shareholders in Acorn International who are PRC residents to comply with any SAFE registration requirements and we understand that the relevant shareholders have registered their offshore investment in us with Shanghai SAFE, but we have no control over either our shareholders or the outcome of such registration procedures. Such uncertainties may restrict our ability to implement our acquisition strategy and adversely affect our business and prospects. See Item 3.D, “Key Information—Risk Factors—Risks Relating to China—Regulations relating to offshore investment activities by PRC residents may increase the administrative burden we face and create regulatory uncertainties that could restrict our overseas and cross-border investment activity, and a failure by our shareholders who are PRC residents to make any required applications and filings pursuant to such regulations may prevent us from being able to distribute profits and could expose our PRC resident shareholders to liability under PRC law”.

Regulation of Overseas Listings

On August 8, 2006, six PRC regulatory agencies, including MOFCOM, the State Assets Supervision and Administration Commission, the State Administration for Taxation, SAIC, the CSRC, and SAFE, jointly adopted the Regulation on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the New M&A Rule, which became effective on September 8, 2006. This New M&A Rule, among other things, purports to require offshore SPVs formed for listing purposes and controlled directly or indirectly by PRC companies or individuals, such as our company, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange.

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

The principal regulations governing the distribution of dividends paid by wholly foreign-owned enterprises and Sino-foreign joint equity enterprise enterprises include:

•	The Wholly Foreign-Owned Enterprise Law (1986), as amended in 2000;

•	The Wholly Foreign-Owned Enterprise Law Implementing Rules (1990), as amended in 2001 and 2014;

•	The Sino-foreign Joint Equity Enterprise Law (1979), as amended in 2001;

•	The Sino-foreign Joint Equity Enterprise Law Implementing Rules (1983), as amended in 2001 and 2014; and

•	Company Law of the PRC (2014).

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

Pursuant to the Notice on Relevant Issues Concerning Collection of Individual Income Tax Related to Income from Share Option issued by the Ministry of Finance and the SAT on March 28, 2005, Supplementary Notice on Payment of Individual Income Tax for Incomes Derived from Individual Stock Option issued by the SAT on September 30, 2006, the Notice on Relevant Issues Concerning Collection of Individual Income Tax for Income Derived from Share Appreciation Rights and Restricted Share Units issued by the SAT on January 7, 2009 and the Notice on Issues of Individual Income Tax Concerning Share Incentive Plan issued by the SAT on August 24, 2009, in connection with the share option plan of an overseas listed company, the difference received by a PRC individual who had been granted share options between the exercise price and the fair market price of such shares on the exercise date shall be imposed of individual income tax which shall be withheld by the PRC subsidiary of such overseas listed company.

Regulations on Labor Protection

The PRC Labor Contract Law and its Implementation Rules became effective on January 1, 2008 and September 18, 2008, respectively, which set out specific provisions related to fixed-term and unlimited-term employment contracts, part-time employment, labor dispatch, probation, consultation with labor union, employment without a written contract, dismissal of employees, severance and collective bargaining. According to the PRC Labor Contract Law and its implementing rules, an employer may terminate the labor agreement of an employee under certain specified circumstances and in some cases, such termination can only be done after fulfillment of certain procedural requirements, such as 30 days’ prior notice or upon payment of one month’s salary in lieu of such notice. In certain cases, the terminated employee is entitled to receive a severance payment equal to the average monthly salary during the 12-month period immediately preceding to the termination (inclusive of all monetary income such as base salary, bonus, allowances, etc.), for each year of service up to the date of termination. If an employer terminate an labor contract in any circumstance other than those specified under the PRC Labor Contract Law and its implementing rules, including termination without cause, the employer must either reinstate and continue to perform the employee’s employment contract or pay the employee damages calculated at twice the rate for calculating the severance payment, subject to the employee’s own request. In the case that the employee requests for damages, the employer is not required to pay other severance or the remainder of the amount owed under the employment contract unless the employment contract has otherwise provided for. On December 28, 2012 the Labor Contract Law was amended to impose more stringent requirements on labor dispatch which became effective on July 1, 2013. Pursuant to amended Labor Contract Law, (i) it is strongly emphasized that dispatched employees shall be entitled to equal pay for equal work as a fulltime employee of an employer; (ii) labor contracts between employers and employees shall be the basic form of employment adopted by Chinese enterprises and employment by labor dispatching is only a supplementary form and shall apply only to temporary, ancillary or substitute works; and (iii) an employer shall strictly control the number of dispatched employees so that they do not exceed certain percentage of total number of employees and the specific percentage shall be prescribed by the labor administrative department of the State Council.

On January 24, 2014 the Ministry of Human Resources and Social Security promulgated Interim Provisions on Labor Dispatching, effective from March 1, 2014 which provides that an employer shall strictly control the number of employees under labor dispatching arrangements and dispatched employees can only be used in temporary, ancillary and replaceable positions. The number of dispatched workers used by an employer shall not exceed 10% of the total number of its employees. An employer with its dispatched employees’ number exceeding 10% of the total number of its employees prior to March 1, 2014 is allowed to reduce the said percentage to the required range within two years from March 1, 2014. However, the labor contract and labor dispatching agreement lawfully concluded prior to the promulgation date of the Decision of the Standing Committee of the National People’s Congress on Revising the “Labor Contract Law of the People’s Republic of China” may continue to be performed until the expiry of the above contract or agreement if expiry date of such contract or agreement is later than the day after two years calculating from March 1, 2014. The employer shall not use any new dispatched worker until it has reduced the percentage of dispatched workers to the required range.

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

Regulations on Intellectual Property Rights

China has adopted legislation governing intellectual property rights, including trademarks, patents and copyrights.

Trademark. The Trademark Law, adopted in 1982 and revised in 1993, 2001 and 2013, has adopted a “first-to-file” principle with respect to trademark registration. Where a trademark for which a registration has been made is identical or similar to another trademark that has already been registered or been subject to a preliminary examination and approval for use on the same kind of or similar commodities or services, the application for registration of such trademark shall be rejected. Any person applying for the registration of a trademark must not prejudice the existing right of others obtained by priority, nor may any person register in advance a trademark that has already been used by another person and has already gained a “sufficient degree of reputation” through that person’s use. In the case of a trademark infringement, where the actual loss suffered by the right holder as a result of the infringement, the profits gained by the infringer from the infringement and the royalties of the registered trademark concerned are difficult to determine, the people’s court shall render a judgment on awarding damages of up to RMB300 million depending on the circumstances of the infringing acts.

Patent. The Patent Law was adopted in 1984 and amended in 1992, 2000 and 2008. The purpose of the Patent Law is to protect lawful interests of patent holders, encourage invention, foster applications of invention, enhance innovative capabilities and promote the development of science and technology. To be patentable, invention or utility models must meet three conditions: novelty, inventiveness and practical applicability. Patents cannot be granted for scientific discoveries, rules and methods for intellectual activities, methods used to diagnose or treat diseases, animal and plant breeds, substances obtained by means of nuclear transformation or a design which has major marking effect on the patterns or colors of graphic print products or a combination of both patterns and colors. The Patent Office under the State Intellectual Property Office is responsible for receiving, examining and approving patent applications. A patent is valid for a term of twenty years in the case of an invention and a term of ten years in the case of utility models and designs. A third-party user must obtain consent or a proper license from the patent owner to use the patent. Otherwise, the use constitutes an infringement of patent rights.

Copyright. The Copyright Law was adopted in 1990 and amended in 2001 and 2010. The amended Copyright Law extends copyright protection to internet activities, products disseminated over the internet and software products. In addition, there is a voluntary registration system administered by the China Copyright Protection Center. The amended Copyright Law also requires registration of a copyright pledge. An infringer will be subject to various civil liabilities, which include stopping the infringement, eliminating the damages, apologizing to the copyright owners and compensating the losses of copyright owners. The Copyright Law further provides that the infringer must compensate the actual loss suffered by the copyright owner. If the actual loss of the copyright owner is difficult to calculate, the illegal income received by the infringer as a result of the infringement will be deemed as the actual loss or if such illegal income is also difficult to calculate, the court can, in accordance with the particulars of the specific infringement, render a ruling to award compensation in an amount up to RMB500,000.

C. Organizational Structure

We commenced operations in 1998 through Beijing Acorn, and in 2000, we established and commenced business operations for two other operating companies, Shanghai Acorn Network Co., Ltd., or Shanghai Acorn, and Shanghai Acorn Trade and Development Co., Ltd., or Shanghai Trade.

Prior to January 1, 2005, our business was operated through Beijing Acorn, Shanghai Acorn and Shanghai Trade, including their subsidiaries. Each of these three operating companies, referred to as the “combined entities”, was under common management, was operated on an integrated basis and was beneficially owned by the same shareholders and, with limited exception, in the same shareholding percentages. To enable us to raise equity capital from investors outside of China, we established a holding company structure by incorporating China DRTV in the British Virgin Islands on March 4, 2004. In 2004, China DRTV formed four PRC subsidiaries and two consolidated PRC affiliated entities. As part of a restructuring to implement an offshore holding company structure to comply with PRC laws imposing restrictions on foreign ownership in direct sales, wholesale distributor and advertising businesses, each of the combined entities, including their subsidiaries, transferred to China DRTV’s newly created consolidated subsidiaries and affiliated entities, by means of an asset transfer and liability assumption, substantially all their assets and liabilities at their net book values, except that (a) the assets and liabilities of one of the combined entities’ subsidiaries were transferred through the transfer to China DRTV of all of that subsidiary’s capital stock, and (b) after one of the three pre-restructuring operating companies, Beijing Acorn, transferred certain of its assets to two of China DRTV’s subsidiaries, its shareholders transferred their equity interests in Beijing Acorn to two PRC individuals, with Beijing Acorn becoming an additional China DRTV affiliated entity. Commencing on January 1, 2005 our business was conducted through China DRTV and its subsidiaries and, until, our affiliated entities. Other than Beijing Acorn and the other transferred subsidiary, each of the pre-restructuring companies previously engaged in the business was liquidated. We have determined that no change in basis in the assets transferred in connection with the restructuring is appropriate as the transfers constituted a transfer of net assets by entities under common control.

In connection with our initial public offering, we incorporated Acorn International, Inc. in the Cayman Islands on December 20, 2005 as our listing vehicle. Acorn International Inc. became our ultimate holding company when it issued shares to the existing shareholders of China DRTV on March 31, 2006 in exchange for all of the shares that these shareholders held in China DRTV. In September 2007, we entered into a share purchase agreement to acquire MK AND T Communications Limited. The acquisition was completed in November 2008. In October 2007, we formed two Hong Kong subsidiaries wholly-owned by China DRTV, Bright Rainbow Investments Limited and Emoney Investments Limited. On December 13, 2007, we formed Acorn Trade (Shanghai) Co., Ltd., a PRC subsidiary wholly-owned by China DRTV, through which we conduct our wholesale distribution business. Prior to this, our wholesale distribution business was conducted through our two affiliated entities, Shanghai Network and Beijing Acorn. In April 2008, we transferred 100% of the ownership interest in Shanghai HJX to Bright Rainbow Investments Limited.

In September 2007, we acquired the legal ownership of Shanghai Acorn Advertising Broadcasting Co., Ltd, or Shanghai Advertising, which was previously one of our affiliated entities owned by Don Dongjie Yang and David Chenghong He.

Shanghai Network and Beijing Acorn, our two affiliated entities, are currently owned by two PRC citizens, Don Dongjie Yang, our co-founder, chief executive officer and director, and Weiguo Ge, an assistant general managers of our finance department. Shanghai Network is primarily engaged in our TV direct sales business throughout China except for Beijing. Beijing Acorn is primarily engaged in our TV direct sales business in Beijing. We have entered into contractual arrangements with these two affiliated entities pursuant to which our wholly owned subsidiary, Acorn Information, provides technical support and management services to these affiliated entities. In addition, we have entered into agreements with these two affiliated entities and their shareholders, Don Dongjie Yang and Weiguo Ge, providing us with the ability to effectively control each of these affiliated entities. Accordingly, we have consolidated historical financial results of these two affiliated entities in our financial statements as variable interest entities pursuant to U.S. GAAP. Mr. Yang and Mr. Ge collectively hold 12.88% of the outstanding shares of our Company as of the date of this Form 20-F.

Beijing HJX Technology and Shanghai HJX Electronic, our two affiliated entities, are currently owned by two PRC citizens, Don Dongjie Yang, our co-founder, chief executive officer and director, and Weiguo Ge, an assistant general managers of our finance department. Beijing HJX Technology and Shanghai HJX Electronic are primarily engaged in the direct sales of our Ozing electronic learning products and relevant internet interactive service business. We have entered into contractual arrangements with these two affiliated entities pursuant to which our wholly owned subsidiary, Shanghai HJX, provides technical support and management services to these affiliated entities. In addition, we have entered into agreements with these two affiliated entities and their shareholders, Don Dongjie Yang and Weiguo Ge, providing us with the ability to effectively control each of these affiliated entities. Accordingly, we have consolidated historical financial results of these two affiliated entities in our financial statements as variable interest entities pursuant to U.S. GAAP. Mr. Yang and Mr. Ge collectively hold 12.88% of the outstanding shares of our Company as of the date of this Form 20-F.

In 2014, we also established Star Education & Technology Group Inc. in the Cayman Islands, Star Education & Technology Limited in the British Virgin Islands and HJX International Limited in Hong Kong, respectively, with an aim to further expand our electronic learning product business in the future.

In the opinion of our PRC legal counsel, Commerce & Finance, except as disclosed in Item 3.D., “Key Information—Risk Factors—Risks Related to the Regulation of Our Business—If the PRC government takes the view that we did not obtain the necessary approval for our acquisition of Shanghai Advertising, we could be subject to penalties” and as disclosed in Item 3.D, “Key Information—Risk Factors—Risks Related to the Regulation of Our Business—If the PRC government takes the view that our acquisition of Shanghai Advertising does not comply with PRC governmental restrictions on foreign investment in advertising, we could be subject to severe penalties”, (1) the ownership structures of our directly owned PRC subsidiaries comply with existing PRC laws and regulations and (2) the ownership structures of our four affiliated entities and our contractual arrangements with these affiliated entities and their shareholders are valid, binding and enforceable, and do not and will not result in a violation of existing PRC laws and regulations.

We have been advised by our PRC legal counsel, Commerce & Finance, however, that there are uncertainties regarding the interpretation and application of current and future PRC laws and regulations with respect to these matters. Accordingly, we cannot assure you that the PRC regulatory authorities, in particular MIIT, SAIC and MOFCOM, which regulate foreign investment in direct sales and internet businesses, will not in the future take views that are contrary to the above opinions of our PRC legal counsel. If the current agreements that establish the structure for conducting our PRC direct sales and internet businesses were found to be in violation of existing or future PRC laws or regulations, we may be required to restructure our ownership structure and direct sales and internet interactive service operations in China or to carry out other actions required by relevant PRC government authorities to comply with PRC laws and regulations, or we could be subject to severe penalties. See Item 3.D, “Key Information—Risk Factors—Risks Related to the Regulation of Our Business—If the PRC government takes the view that the agreements that establish the structure for operating our TV and other direct sales business and internet interactive service in China do not comply with PRC governmental restrictions on foreign investment in these areas, we could be subject to severe penalties”.

As part of our reorganization, we deregistered U King Communications Equipment (Hong Kong) Limited in May 2011, transferred 100% of the ownership interest in Shanghai Advertising to MK AND T Communications Limited in October 2011 and disposed of our shareholding in Acorn Hong Kong Holdings Limited in December 2011. In addition, we deregistered our wholly-owned subsidiary, Shanghai Acorn Enterprise Management Consulting Co., Ltd. in January 2013, and is currently in the process of deregistering Beijing HJZX Software Technology Development Co., Ltd., which is expected to be completed in 2014.

The following diagram illustrates our current corporate structure and the place of formation, ownership interest and affiliation of each of our subsidiaries and the four affiliated entities as of the date of this Form 20-F(1) :

Acorn International, Inc.
(Cayman Islands)
100%
China DRTV, Inc.
(British Virgin Islands)
100%
Star Education & Technology Group Inc.
(Cayman Islands)
100%
Star Education & Technology Limited
(British Virgin Islands)
100%
Smooth Profit Limited
(British Virgin Islands)
100%
HJX International Limited
(Hong Kong)
100%
MK AND T Communications Limited
(Hong Kong)
100%
Bright Rainbow Investments Limited
(Hong Kong)
Outside China
In China
100%
Shanghai Acorn Advertising Broadcasting Co., Ltd.
100%
Wuxi Acron Enterprise Management Consulting Co., Ltd
100%
Shanghai HJX Digital Technology Co., Ltd
100%
Yiyang Yukang Communication Equipment Co., Ltd.
(5)x(6)
100%
Zhuhai Acorn Electronic Technology Co., Ltd
Don Dongjie Yang
Weiguo Ge
75%
25%
51%
Zhuhai Sunrana Bio-Tech Co., Ltd.(4)
100%
Beijing Acorn Youngleda Technology Co., Ltd.
Beijing HJX Technology Development Co., Ltd.
Shanghai HJX Electronic Technology Co., Ltd.
100%
Beijing HJZX Software Technology Development Co., Ltd.
100%
Acorn Trade (Shanghai) Co., Ltd.
75%
Zhongshan Meijin Digital Technology Co., Ltd.
100%
Acorn Information Technology (Shanghai) Co., Ltd
50%
Shanghai Acorn HJX Software Technology Development Co., Ltd.
50%
Acorn International Electronic Technology (Shanghai) Co., Ltd.
100%
(2)x(3)
Don Dongjie Yang
Weiguo Ge
75%
25%
Shanghai Acorn Network Technology Development Co., Ltd.
Beijing Acorn Trade Co., Ltd.
Equity ownership
Contractual arrangements

(1)	For risks related to our current corporate structure, see Item 3.D, “Key Information—Risk Factors—Risks Related to the Regulation of Our Business”.
(2)

Agreements that provide us with effective control over Shanghai Acorn Network Technology Development Co., Ltd. and Beijing Acorn Trade Co., Ltd. include equity pledge agreements, irrevocable powers of attorney, a loan agreement, operation and management agreements, exclusive purchase agreements and spouse consent letters. We may modify our contractual arrangements from time to time to facilitate our operations. For previous changes in our contractual arrangements, please see Item 4.C, “Organizational Structure” for further information.

(3)	The economic benefits of Shanghai Acorn Network Technology Development Co., Ltd. and Beijing Acorn Trade Co., Ltd. accrue to Acorn Information Technology (Shanghai) Co., Ltd.
(4)	The Zhuhai Sunrana Bio-Tech Co., Ltd. is currently under the liquidation process.
(5)

Agreements that provide us with effective control over Beijing HJX Technology Development Co., Ltd. and Shanghai HJX Electronic Technology Co., Ltd. include equity pledge agreements, irrevocable powers of attorney, a loan agreement, operation and management agreements, exclusive purchase agreements and spouse consent letters. We may modify our contractual arrangements from time to time to facilitate our operations. Please see Item 4.C, “Organizational Structure” for further information.

(6)	The economic benefits of Beijing HJX Technology Development Co., Ltd. and Shanghai HJX Electronic Technology Co., Ltd. accrue to Shanghai HJX Digital Technology Co., Ltd.

Material Operating Entities

MOFCOM, or its local counterpart, reviews the application and issues the requisite approval for business operations by foreign entities. Our direct sales business is considered commercial trading and, until 2004, foreign investment in commercial trading was highly restricted by PRC regulations. By December 2004, MOFCOM had significantly reduced these restrictions. Nevertheless, to directly operate our direct sales business, we still need to obtain MOFCOM’s approval. Therefore, our direct sales business (other than direct sales of our Ozing electronic learning products) is currently conducted by our consolidated affiliated entities, Shanghai Network and Beijing Acorn, which hold the necessary licenses to conduct our direct sales business, through contractual arrangements between Acorn Information, our wholly owned subsidiary in China, and these two consolidated affiliated entities. Furthermore, due to the aforesaid reason for direct sales business as well as certain restrictions or prohibitions on foreign ownership of companies that engage in internet and other related businesses imposed by current PRC laws and regulations, including the provision of internet content, our direct sales of Ozing electronic learning products and internet interactive service business are currently conducted by our consolidated affiliated entities, Beijing HJX Technology which holds an ICP License and Shanghai HJX Electronic. Our wholesale business is currently conducted by Acorn Trade (Shanghai) Co., Ltd.

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

In addition, Shanghai HJX, Acorn International Electronic Technology (Shanghai) Co., Ltd. and Zhuhai Acorn Electronic Technology Co., Ltd. and Acorn Trade (Shanghai) Co., Ltd. manufacture and distribute through our nationwide distribution network most of our electronic learning products, posture correction products and oxygen generating devices, and each provides technical support and after-sales services for such products.

Contractual Arrangements with the Consolidated Affiliated Entities and Their Shareholders

Our relationships with the four affiliated entities and their shareholders are governed by a series of contractual arrangements. Under PRC law, each of the affiliated entities is an independent legal person and none of them is exposed to liabilities incurred by the other party. Other than pursuant to the contractual arrangements between our wholly owned subsidiary, Acorn Information, Shanghai HJX, and these four affiliated entities, these affiliated entities do not transfer any other funds generated from their operations to us. These contractual arrangements are as set forth below.

Each of our contractual arrangements with these four affiliated entities and their shareholders can only be amended with the approval of our audit committee or another independent body of our board of directors. See Item 7.B, “Major Shareholders and Related Party Transactions—Related Party Transactions” for further information on our contractual arrangements with these parties.

Agreements that Provide Effective Control and an Option to Acquire Shanghai Network and Beijing Acorn

These agreements provide us with effective control over these two affiliated entities and their shareholders, Don Dongjie Yang, our co-founder, chief executive officer and director, and Weiguo Ge, one of the assistant general managers of our finance department. They include irrevocable powers of attorney, loan agreement, equity pledge agreements, operation and management agreements and spouse consent letters. Under the exclusive purchase agreements, we also have exclusive options to purchase the equity interests of the affiliated entities.

•

Irrevocable Powers of Attorney. Under irrevocable powers of attorney, each of the two shareholders of Shanghai Network and Beijing Acorn, Don Dongjie Yang and Weiguo Ge, has granted to designees of Acorn Information, Lifu Chen, our senior vice president, and Geoffrey Weiji Gao, one of our vice presidents, the power to exercise all voting rights of such shareholder in the shareholders’ meetings, including but not limited to the power to determine the sale or transfer of all or part of such shareholder’s equity interest in, and appoint the directors of, Shanghai Network and Beijing Acorn. These irrevocable powers of attorney have terms of ten years and will automatically renew for another ten years unless terminated by the above-mentioned designees of Acorn Information in writing three months prior to their expiry.

•

Loan Agreement. Under the loan agreement among Acorn Information and the shareholders of these two affiliated entities, Don Dongjie Yang and Weiguo Ge, Acorn Information made a loan to Don Dongjie Yang and Weiguo Ge in an aggregate amount of RMB162.5 million and agreed to make additional loans not exceeding RMB30.4 million to Don Dongjie Yang and Weiguo Ge. The loan is to be used primarily for capital investments by the shareholders in Shanghai Network and Beijing Acorn. The loan can only be repaid by the shareholders’ transfer of their interests in Shanghai Network and Beijing Acorn to Acorn Information or its designee when permissible under PRC law. The initial term of the loan is ten years and will automatically be renewed for another ten years absent a written termination notice from Acorn Information.

•

Operation and Management Agreements. Under the operation and management agreements among Acorn Information, the two shareholders and each of the affiliated entities, the parties have agreed that Acorn Information will provide guidance and instructions on daily operations and financial affairs of each of these two affiliated entities. The agreements also state that each of the directors, general managers and other senior management personnel of these affiliated entities will be appointed as nominated by Acorn Information. The designees of Acorn Information or its affiliates has the authority to exercise the voting rights on behalf of the two shareholders at the shareholder meetings of the two affiliated entities. Acorn Information has agreed to provide security for contracts, agreements or other transactions entered into by these two affiliated entities with third parties, provided that these affiliated entities shall provide counter-security for Acorn Information using their accounts receivable or assets. In addition, each of these affiliated entities agreed not to enter into any transaction that could materially affect its respective assets, obligations, rights or operations without prior written consent from Acorn Information. The terms of these agreements are ten years and will automatically renew for another ten years absent a written termination notice by Acorn Information.

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

Agreements that Provide Effective Control and an Option to Acquire Shanghai HJX Electronic and Beijing HJX Technology

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

•

Irrevocable Powers of Attorney. Under irrevocable powers of attorney, each of the two shareholders of Shanghai HJX Electronic and Beijing HJX Technology, Don Dongjie Yang and Weiguo Ge, has granted to designees of Shanghai HJX, Lifu Chen, our senior vice president, and Geoffrey Weiji Gao, one of our vice presidents, the power to exercise all voting rights of such shareholder in the shareholders’ meetings, including but not limited to the power to determine the sale or transfer of all or part of such shareholder’s equity interest in, and appoint the directors of, Shanghai HJX Electronic and Beijing HJX Technology. These irrevocable powers of attorney have terms of ten years and will automatically renew for another ten years unless terminated by the above-mentioned designees of Shanghai HJX in writing three months prior to their expiry.

•

Loan Agreement. Under the loan agreement among Shanghai HJX and the shareholders of these two affiliated entities, Don Dongjie Yang and Weiguo Ge, Shanghai HJX made a loan to Don Dongjie Yang and Weiguo Ge in an aggregate amount of RMB53.0 million. The loan is to be used primarily for capital investments by the shareholders in Shanghai HJX Electronic and Beijing HJX Technology. The loan can only be repaid by the shareholders’ transfer of their interests in Shanghai HJX Electronic and Beijing HJX Technology to Shanghai HJX or its designee when permissible under PRC law. The initial term of the loan is ten years and will automatically be renewed for another ten years absent a written termination notice from Shanghai HJX.

•

Operation and Management Agreements. Under the operation and management agreements among Shanghai HJX, the two shareholders and each of the affiliated entities, the parties have agreed that Shanghai HJX will provide guidance and instructions on daily operations and financial affairs of each of these two affiliated entities. The agreements also state that each of the directors, general managers and other senior management personnel of these affiliated entities will be appointed as nominated by Shanghai HJX. The designees of Shanghai HJX or its affiliate has the authority to exercise the voting rights on behalf of the two shareholders at the shareholder meetings of the two affiliated entities. Shanghai HJX has agreed to provide security for contracts, agreements or other transactions entered into by these two affiliated entities with third parties, provided that these affiliated entities shall provide counter-security for Shanghai HJX using their accounts receivable or assets. In addition, each of these affiliated entities agreed not to enter into any transaction that could materially affect its respective assets, obligations, rights or operations without prior written consent from Shanghai HJX. The terms of these agreements are ten years and will automatically renew for another ten years absent a written termination notice by Shanghai HJX.

•

Equity Pledge Agreements. Under the equity pledge agreements among Shanghai HJX and the two shareholders of the affiliated entities, each of Don Dongjie Yang and Weiguo Ge has pledged all of his equity interests in Shanghai HJX Electronic and Beijing HJX Technology to Shanghai HJX to guarantee the performance of the two affiliated entities under the operation and management agreements and the exclusive technical services agreements as described below, as well as their personal obligations under the loan agreements. Each of the shareholders also agrees not to transfer, assign or, pledge his interests in any of these affiliated entities without the prior written consent of Shanghai HJX. If any of these affiliated entities or either of the two shareholders breaches its respective contractual obligations thereunder, Shanghai HJX, as pledgee, will be entitled to certain rights, including but not limited to the right to sell the pledged equity interests. The terms of these agreements are ten years and will automatically renew for another ten years absent written termination notice by Shanghai HJX three months prior to their expiry.

•

Exclusive Purchase Agreements. Pursuant to the exclusive purchase agreements among Shanghai HJX and each of Shanghai HJX Electronic and Beijing HJX Technology and their shareholders, Don Dongjie Yang and Weiguo Ge, each of the two shareholders has irrevocably granted Shanghai HJX or its designee an exclusive option to purchase at any time if and when permitted under PRC law, all or any portion of their equity interests in Shanghai HJX Electronic and Beijing HJX Technology for a price that is the minimum amount permitted by PRC law. The terms of these agreements are ten years and will automatically renew for another ten years absent a written termination notice by Shanghai HJX three months prior to their expiry.

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

Technical Services Agreements that Transfer Economic Benefits from Shanghai HJX Electronic and Beijing HJX Technology to Us

Shanghai HJX has entered into a technical service agreement with each of the affiliated entities to transfer economic interests in these entities to us. Pursuant to the technical service agreements, Shanghai HJX is the exclusive provider of technical support and consulting services to the two affiliated entities in exchange for service fees. Under these agreements, each of the affiliated entities may not, among other things, dispose of its assets, dissolve, liquidate, merge with any third parties, provide security to any third parties, distribute dividends, engage in transactions with any of its affiliates, make external investment or conduct any business outside of the ordinary course of their respective businesses without the prior consent of Shanghai HJX. The term of these agreements is ten years and will automatically renew for another ten years unless terminated by Shanghai HJX.

D. Property, Plant and Equipment

We are headquartered in Shanghai and own an office space of 5305 square meters. In addition, we have leased an aggregate of approximately 12,437 square meters of office and call center spaces in Beijing, Shanghai and Wuxi. Our leases are typically for a term from one to five years. Our four central warehousing hubs cover approximately 40,102 square meters, among which 4,946 square meters are subject to varying lease terms. We typically enjoy a priority right to renew our leases for our warehouses.

Our manufacturing facilities in Beijing, Shanghai, Shenzhen and Zhuhai occupy an aggregate of approximately 13,430 square meters. Our manufacturing facilities in Zhuhai are used for the production of our oxygen generating device product line, our manufacturing facilities in Shanghai are used for the production of our posture correction product lines, and our manufacturing facility in Shenzhen is used for the production of our electronic learning product line.

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

A. Operating Results

Overview

We are a media and branding company in China. We have strong media resources, through which we offer and market a diverse portfolio of proprietary products. We have built a proven track record of developing, promoting and selling proprietary-branded products, as well as products from established third parties. We sell our products primarily through our TV direct sales platform, other direct sales platform which include outbound calls, Internet sales and catalog sales, as well as our nationwide distribution network. Our core strategy is to generate sales by building proprietary brands via buying and utilizing all forms of media.

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

Our net revenues and operating income in any period are largely driven by our direct sales platforms and distribution network as well as our product mix, advertising expenses, and promotional events occurring in the period. Our net revenues, which include direct sales net revenues and distribution net revenues, were $362.1 million, $242.6 million and $184.7 million, in 2011, 2012 and 2013, respectively. Direct sales net revenues, which include both net proceeds from products sold through our TV direct sales programs and net proceeds from products sold through our other direct sales platforms, decreased from $291.5 million in 2011 to $193.6 million in 2012, and further decreased to $136.4 million in 2013. The significant decrease in our direct sale net revenues in 2013 was primarily due to the decreased sales of our Yierjian product line, which has entered the later stages of the product life cycle, and mobile phones. Distribution net revenues, which are derived from sales of products to our distributors, decreased from $70.5 million in 2011 to $49.0 million in 2012, and to $48.3 million in 2013. In addition, we recorded operating losses of $21.9 million and $42.5 million in 2012 and 2013, respectively, compared to operating income of $1.1 million in 2011.

Our longer term goal is to become the leading media and branding company in China and to capitalize on our integrated multi-media platform with an aim to become partners of choice for both well-established and promising new businesses to market and distribute their products in China. To achieve this goal, our management will continue to grow our business across product lines and platforms, including kitchen and household products and new models of Ozing electronic learning products, as well as our TV and other direct sales platforms. We also plan to further enhance our customers’ brand loyalty through a more effective business strategy, higher product quality, and better customer service, thereby achieving higher productivity and profitability.

Factors Affecting Our Results of Operations

We have benefited from a number of trends that are currently accelerating the growth of the direct sales industry in China, including, among other things, overall economic growth that has resulted in increased disposable income and discretionary consumer spending. Company-specific factors that may affect our future financial condition and results of operations include, among other things, the following:

•	the impact of new regulations issued by China’s State Administration of Press, Publication, Radio, Films and Television on TV infomercials:

The Circular on Strengthening Administration of Infomercials Broadcast via Satellite TV Channels promulgated by SAPPRFT came into effective on January 1, 2014, which imposed various limitations on the length and frequency of TV infomercials. The immediate impact has been a significant reduction in TV airtime for infomercials promoting our products, which could lead to a lower conversion rate or lower average selling prices, and could make it more difficult for us to further expand our customer database. Our management has been closely monitoring the impact of these new regulations and seeking to better position our TV direct sales business in light of the new regulatory environment. For example, in response to the new regulations, we refined our TV infomercials to make them more impactful with a new, shorter format and adjusted our product mix accordingly. Also, we plan to devote more resources to increasing our e-commerce and catalog sales and to expanding our existing nationwide distribution network of electronic learning products to help drive sales and attract new customers.

•	the mix of product lines selected by us for marketing through our various sales platforms:

Although we maintain and offer a diverse product portfolio, we generally focus on marketing and selling four to six featured product lines at any one time through our TV and other direct sales platform, and a limited number of products through our nationwide distribution network. Consequently, we have been, and expect to continue to be, dependent on a limited number of featured product lines to generate a large percentage of our gross revenues. For example, sales of our electronic leaning products, our top selling product line in 2013, contributed to $40.9 million in our gross revenues, representing 22.1% of our total gross revenues in 2013. Among these featured product lines, some of which generally enjoys higher profit margin, such as our fitness and kitchen and household product lines, while some of which generally have lower profit margin, such as our electronic leaning product line. Currently, our featured product lines mainly include electronic learning products, fitness products, collectible products, kitchen and household products, mobile phone and health products. We expect that our kitchen and household product line and new models of Ozing electronic learning products to be our major revenue drivers in 2014.

•	the mix of our TV direct sales, other direct sales platforms and distribution network:

We sell our products through our TV direct sales platform, other direct sales platform and our nationwide distribution network. Our direct sales net revenue (including both TV and other direct sales) accounted for 80.5%, 79.8% and 73.9%, respectively, of our net revenues in 2011, 2012 and 2013, respectively, while our distribution sales net revenue accounted for 19.5%, 20.2% and 26.1%, respectively, of our net revenues in 2011, 2012 and 2013, respectively. We expect to continue to focus on our TV and other direct sales platforms, which we believe to be our core competency.

•	new product introduced by us and our ability to identify new products:

Our ability to maintain or grow our revenue depends on our ability to successfully identify, develop, introduce and distribute in a timely and cost-effective manner new and upgraded product offerings. We employ a systematic identification and development process. After a potential featured product has been identified and tested, we evaluate a number of key benchmarks, particularly estimated profitability relative to our media expenses, in determining whether to conduct full-scale sales and marketing. We also seek to diversify our product offerings by adding products that offer recurring revenue opportunities. To help us identify suitable new products, we entered into an exclusive partnership agreement on July 21, 2011 with OLMI (formerly known as Global Infomercial Services, Inc.), a full-service international direct-response television distributor, pursuant to which OLMI will search for and identify products of interest for us and obtain rights to such products on our behalf. As of the date of this Form 20-F, we identified three new products through OLMI. In addition, we are cooperating with CBG to market and sell certain celebrity branded or endorsed products, which are expected to be launched in the first half of 2014.

•	the amount and timing of operating expenses incurred by us, in particular our media procurement expenses:

Our revenues are driven significantly by our spending on advertising, particularly our TV direct sales programs. Our total advertising expenses decreased from $68.6 million in 2011 to $58.3 million in 2012 and then further decreased to $51.7 million in 2013. The largest component of our total advertising expenses, constituting over 90% of total advertising expenses in each of 2011, 2012 and 2013, is purchased TV advertising time, which correlates to the conversion rate and total number of our inbound calls. The primary performance metric we track and analyze on a daily basis is the conversion rate and total number of our inbound calls. The total TV advertising time purchased by us decreased significantly in 2013, which was resulted from the increases in media prices and reflected our more focused media purchases. As a result of our reduced TV air time, the total number of our inbound calls was 6.1 million, 4.4 million and 3.7 million in 2011, 2012 and 2013, respectively, and the conversion rate for inbound calls, which is the percentage of inbound calls that result in product purchase orders, was 31.4%, 36.2% and 31.2%, in 2011, 2012 and 2013, respectively.

Our advertising cost per minute varies depending on the channels. Certain CCTV channels, which generally have a broader reach, are more expensive. Some TV channels increase their rates annually. In addition, we have experienced more significant rate increases on some of our national satellite TV channels, compared to our other TV channels, as their reach and ratings have increased. In order to maximize the effectiveness of the media spending under the increasing rate environment and to enhance the media return, we switched to some TV channels with higher media returns and allocated more non-prime time with lower rates. Our average per minute advertising cost for TV direct sales programs in 2011, 2012 and 2013 was approximately $342, $292 and $395, respectively. In 2013, our top five TV channels in terms of amount of our advertising expenditures accounted for approximately 68.7% of our total advertising expenditures of TV direct sales programs and constituted approximately 59.8% of the total TV airtime of our TV direct sales programs. As a result of the new SAPPRFT regulations, we expect our media spending will further decrease in 2014.

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

Revenues

	For the years ended December 31,
	2011		2012		2013
	Amount	% of total revenue, net	Amount	% of total revenue, net	Amount	% of total revenue, net
	(in U.S. dollars, except percentage)
Revenues:
Direct sales, net	$291,524,509	80.5%	$193,614,500	79.8%	$136,416,423	73.9%
Distribution sales, net	70,533,404	19.5%	48,959,174	20.2%	48,294,457	26.1%

Total revenues, net	$362,057,913	100.0%	$242,573,674	100.0%	$184,710,880	100.0%

Our net revenues consist of direct sales net revenues generated from our TV and other direct sales platforms and distribution sales net revenues. The percentage of our total net revenues attributable to direct sales and distribution sales revenues varies from period to period based on, among other things, our TV airtime dedicated to our proprietary or third-party products in any given period. The increase in distribution sales net revenues as a percentage of our net revenues from 2012 to 2013 primarily due to the decreased revenue contribution by our TV and other direct sales as a percentage to our total net revenues, while such percentage remained relatively stable from 2011 to 2012 primarily due to the lower-than-expected sales performance by our direct sales platforms.

Direct sales net revenues represent product sales through our TV direct sales programs and our other direct sales platforms, including outbound calls, Internet sales and catalog sales. To date, a significant portion of our direct sales net revenues have been generated from our TV direct sales platform. As a result of the new SAPPRFT regulations, we expect our revenue generated from TV direct sales will decrease in 2014. We plan to continue to develop other direct sales platform, in particular Internet and catalog sales, to increase our revenues in 2014.

Distribution net revenues represent product sales to the distributors that constitute our nationwide distribution network. We sell products to our distributors at a discount to the retail price for the same product.

Our total net revenues are presented net of certain adjustments, including sales and business taxes, cash rebates on distribution sales, costs of membership points on direct sales. We net the cash rebates used in connection with promotional distribution sales activities and membership points used in connection with our customer loyalty program for direct sales against revenue at the time revenue is recorded.

Cost of Revenues

Cost of revenues represents our direct costs to manufacture, purchase or develop products sold by us to consumers or our distributors. For a particular product, the related cost of revenues is the same regardless of whether sold by us directly to consumers or to our distributors. The most significant factor in determining cost of revenues as a percentage of revenue in any period is our product mix for the period. For example, our mobile phone or electronic learning products generally have a higher per unit cost of revenues as compared to other products such as our fitness or kitchen and household products, which often results in a lower gross margin for such products.

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

We use our purchased TV advertising time to broadcast our TV direct sales programs and our product-oriented promotional advertising. Our advertising expenses primarily include the cost of the TV advertising time used to broadcast our TV direct sales programs. We also promote brands through print and other media, primarily Internet, print and radio advertising. We enter into our advertising agreements near the end of each year and consequently the balance of our prepayment for advertising is usually at its highest level at the year-end. In 2013, we generally entered into advertising agreements with more flexible terms to help optimize our media spending.

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

On March 16, 2007, the PRC government promulgated Law of the People’s Republic of China on Enterprise Income Tax (“New EIT Law”), which is effective from January 1, 2008. Under the New EIT Law, domestically owned enterprises and foreign-invested enterprises are subject to a uniform tax rate of 25%. While the New EIT Law equalizes the tax rates for domestically-owned and foreign-invested companies, preferential tax treatment would continue to be given to companies in certain encouraged sectors and to enterprises classified as high and new technology companies, whether domestically-owned or foreign-invested enterprises. The New EIT Law also provides a five-year transition period starting from its effective date for those enterprises which were established before the promulgation date of the New EIT Tax Law and which were entitled to a preferential tax treatment such as a reduced tax rate or a tax holiday. The tax rate of such enterprises will transit to the uniform tax rate of 25% within a five-year transition period and the tax holiday, which has been enjoyed by such enterprises before the effective date of the New EIT Law, may continue to be enjoyed until the end of the holiday.

For 2011, 2012 and 2013, several of our PRC subsidiaries and affiliated companies benefited from the following special tax rates or incentives:

Shanghai Advertising and Acorn Information, both registered in Pudong New District, Shanghai of the PRC, were subject to 24% Enterprise Income Tax, or EIT, in 2011, 25% EIT in 2012 and from then on pursuant to the local tax preferential arrangement.

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

Shanghai Acorn HJX Software Technology Development Co., Ltd., as a recognized software company, has been eligible for the Tax Holiday since 2009.

We have adopted the provisions of ASC740-10, “Income Taxes—Overall” (previously FASB Interpretation No. 48, “Accounting For Uncertainty in Income Taxes—an Interpretation of SFAS No. 109”). Based on our analyses under ASC740-10, we have made our assessment of the level of authority for each tax position (including the potential application of interest and penalties) based on the technical merits of the position, and have measured the unrecognized benefits associated with the tax positions accordingly. As of December 31, 2011, 2012 and 2013, we had unrecognized tax benefits of approximately $2.5 million, $nil million and 0.7 million, respectively.

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

Revenue Recognition

We recognize net revenue for sales through our direct sales platforms upon delivery of the products to, and acceptance by, our customers (“F.O.B Destination”). These revenues are recognized net of sales tax incurred. We rely significantly on EMS and local delivery companies to deliver products sold through our direct sales platforms. It generally takes two to three weeks for a product to be delivered by EMS and local delivery companies, with these companies regularly reporting to us product delivery status. For unsuccessful deliveries, EMS and local delivery companies are required to return the undelivered products to us. It generally takes EMS two to three weeks, and local delivery companies approximately seven days, to return the undelivered products to us. Direct sales revenues are adjusted in the current accounting period based on actual unsuccessful product deliveries experience reported by EMS and local delivery companies.

We recognize net revenues for products sold through our nationwide distribution network when products are delivered to and accepted by our distributors (“F.O.B. Destination”). In most cases, the distributors are required to pay in advance for our products. Some distributors are given customary credit terms within the industry based on their creditworthiness. The distributor agreements do not provide discounts, chargebacks, price protection and stock rotation rights. However, certain distributor agreements provided performance-based cash rebates which were net against revenue at the time revenue was recorded. Accordingly, we record the revenues when products are delivered to and accepted by the distributors as there are no future remaining obligations. In 2011, 2012 and 2013, the costs associated with cash rebates were insignificant.

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

Inventory

Our cost of inventory comprises all costs of purchase, costs of conversion, and other costs incurred to bring inventory to its present location and condition. Our cost of inventory is calculated using the weighted-average method.

Our inventory is stated at the lower of cost or market value. Adjustments are recorded to write down the inventory to the estimated net realizable value. We estimate excess and slow-moving inventory based upon assumptions of future demands and market conditions. If actual market conditions are less favorable than projected by our management, additional inventory write-downs may be required.

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

Results of Operations

The following table sets forth our condensed consolidated statements of operations by amount and as a percentage of our total net revenues for 2011, 2012 and 2013:

	For the years ended December 31,
	2011		2012		2013
	Amount	% of total revenues, net	Amount	% of total revenues, net	Amount	% of total revenues, net
	(in thousands, except for percentages)
Condensed Consolidated
Statements of Operations Data
Revenues:
Direct sales, net	$291,525	80.5%	$193,615	79.8%	$136,416	73.9%
Distribution sales, net	70,533	19.5%	48,959	20.2%	48,295	26.1%

Total revenues, net	362,058	100.0%	242,574	100.0%	184,711	100.0%

Cost of revenues:
Direct sales	160,360	44.3%	96,472	39.8%	57,445	31.1%
Distribution sales	45,584	12.6%	35,475	14.6%	35,046	19.0%

Total cost of revenues	205,944	56.9%	131,947	54.4%	92,491	50.1%

Gross profit	156,114	43.1%	110,627	45.6%	92,220	49.9%

Operating (expenses) income
Advertising expenses	(68,563)	(18.9)%	(58,338)	(24.0)%	(51,731)	(28.0)%
Other selling and marketing expenses	(59,854)	(16.5)%	(50,346)	(20.8)%	(54,874)	(29.7)%
General and administrative expenses	(31,681)	(8.8)%	(27,071)	(11.2)%	(30,681)	(16.6)%
Other operating income, net	5,084	1.4%	3,277	1.4%	2,615	1.4%

Total operating (expenses) income	(155,014)	(42.8)%	(132,478)	(54.6)%	(134,671)	(72.9)%

Income (loss) from operations	1,100	0.3%	(21,851)	(9.0)%	(42,451)	(23.0)%

Other income	7,822	2.2%	5,755	2.4%	3,394	1.8%
Total income tax expense	(3,111)	(0.9)%	(1,822)	(0.8)%	(646)	(0.3)%
Equity in losses of affiliates	(772)	(0.3)%	—	—	(205)	(0.1)%

Net income (loss)	5,039	1.4%	(17,918)	(7.4)%	(39,908)	(21.6)%
Net income (loss) attributable to non-controlling interest	(84)	(0.0)%	8	0.0%	(12)	(0.0)%

Net income (loss) attributable to Acorn International, Inc.	5,123	1.4%	(17,926)	(7.4)%	(39,896)	(21.6)%

The table below summarizes our gross revenues for 2011, 2012 and 2013, broken down by product categories:

	2011 $‘000	Sales %	2012 $‘000	Sales %	2013 $‘000	Sales %
Electronic learning products	62,539	17.2	41,345	17.0	40,903	22.1
Fitness products	12,064	3.3	62,630	25.7	38,427	20.8
Collectible products	33,194	9.1	20,427	8.4	29,643	16.0
Kitchen and household	1,352	0.4	2,843	1.2	27,008	14.6
Mobile phones	165,958	45.7	64,713	26.6	25,924	14.0
Health products	13,348	3.7	10,692	4.4	10,098	5.5
Cosmetics products	24,857	6.8	7,089	2.9	2,311	1.2
Consumer electronics products	24,249	6.7	8,490	3.5	808	0.4
Auto products	1,189	0.3	452	0.2	324	0.2
Other products	24,249	6.8	24,599	10.1	9,704	5.2

Total gross revenues	362,999		243,280		185,150
Less: sales taxes	(941)		(706)		(439)
Total revenues, net	362,058		242,574		184,711

Comparison of Years Ended December 31, 2011, December 31, 2012 and December 31, 2013

Revenues

Our total net revenues, which include direct sales net revenues and distribution sales net revenues, decreased 33.0% from $362.1 million in 2011 to $242.6 million in 2012 and decreased 23.9% to $184.7 million in 2013. The decrease in our net revenues in 2013 was primarily due to decreased sales of our Yierjian product line, which has entered the later stages of the product life cycle, and mobile phones.

The decrease of $119.5 million in total net revenues in 2012 primarily due to weak demand and intense competition in China’s mobile phone market and lower sales of Ozing electronic learning products as we transitioned the business to focus on Ozing models with mobile internet interactive features and provided higher discounts to our older models of our Ozing electronic learning products in the latter half of the year, partially offset by a strong growth in our fitness products which generally have higher margin.

In 2011, 2012 and 2013, approximately 80.5%, 79.8% and 73.9% of our total net revenues, respectively, were generated through our direct sales platforms while approximately 19.5%, 20.2% and 26.1% of our total net revenues were generated from our nationwide distribution network, respectively.

The following table sets forth our three best-selling product lines for our direct sales platforms by net revenues and as a percentage of applicable total direct sales gross revenues for the periods indicated, together with reconciliation to direct sales net revenues:

		2011			2012			2013
Product	Brand	Revenues	percentage	Rank	Revenues	percentage	Rank	Revenues	percentage	Rank
		(in thousands, except percentages and ranks)
Direct Sales:
Fitness products	Yierjian, Vibrashape	—	—		$61,936	31.9%	2	$36,532	26.7%	1
Collectibles products		$33,194	11.4%	2	$20,193	10.4%	3	$29,531	21.6%	2
Kitchen and household products	Rose, True Sleeper	—	—		—	—		$26,924	19.7%	3
Cosmetics products	Aoya, Cobor, Dr Cell, Softto and CMM	$24,857	8.5%	3	—	—		—	—
Mobile phone products	Gionee, K-touch, U-king, Lenovo, Nokia & Konka	$164,519	56.3%	1	$64,475	33.2%	1	—	—
Direct sales-total top three		$222,570	76.1%		$146,604	75.5%		$92,987	68.0%
Other products revenues		$69.720	23.9%		$47,617	24.5%		$43,823	32.0%
Total direct sales gross revenues		$292,290	100%		$194,221	100%		$136,810	100%
Total sales tax		$(765)			$(606)			$(394)
Total direct sales net revenues		$291,525			$193,615			$136,416

Direct sales net revenues, which include both net proceeds from products sold through our TV direct sales platform and net proceeds from products sold through our other direct sales platforms, decreased 33.6% from $291.5 million in 2011 to $193.6 million in 2012 and decreased 29.5% to $136.4 million in 2013. The net decrease of $57.2 million in direct sales net revenues in 2013 primarily reflected a $39.0 million, or 60.5%, decrease in sales of mobile phones as compared to 2012. While fitness products became our best-selling direct sales products, these products accounted for only 26.7% of our direct sales net revenues in 2013 as compared to 31.9% in 2012, reflecting a $25.4 million, or 41.0%, decrease in sales. Our top three products sold through our direct sales platforms in 2013 were fitness products, collectibles products, and kitchen and household products, which collectively accounted for $93.0 million, or 68%, of our direct sales gross revenues in 2013.

The net decrease of $97.9 million in direct sales net revenues in 2012 primarily reflects our 60.8% decrease in sales of mobile phones, led by the decline in sales of the Gionee A320 mode, which accounted for 33.2% of direct sales net revenues in 2012 as compared to 56.3% in 2011. Our top three direct sales products in 2012 were mobile phone, fitness products and collectibles, which accounted for $146.6 million, or 75.5% of our direct sales net revenues in that year.

In addition, our net revenues from other direct sales channels decreased from approximately $162.0 million in 2011 to approximately $91.8 million in 2012 and further decreased to approximately $80.1 million in 2013. The $11.7 million decrease in net revenues generated from other direct sales channels in 2013 primarily resulted from the decreased sales of our mobile phone products.

The following table sets forth our three best-selling product lines for our distribution network by net revenues and as a percentage of applicable total distribution sales gross revenues for the periods indicated, together with reconciliation to distribution sales net revenues:

		2011			2012			2013
Product	Brand	Revenues	percentage	Rank	Revenues	percentage	Rank	Revenues	percentage	Rank
		(in thousands, except percentages and ranks)
Distribution Sales:
Electronic learning products	Ozing & Meijin	$58,875	83.3%	1	$40,294	82.1%	1	$39,695	82.1%	1
Health products	Zehom	$5.847	8.3%	2	$3,983	8.1%	2	$3,279	6.8%	2
Posture correction products	Babaka	3,967	5.6%	3	$3,536	7.2%	3	$2,780	5.8%	3
Distribution sales-total top three		$68,689	97.2%		$47,813	97.4%		$45,754	94.7%
Other products revenues		$2.019	2.8%		$1,247	2.6%		$2,586	5.3%
Total distribution sales gross revenues		$70,708	100%		$49,060	100%		$48,340	100%
Total sales tax		$(175)			$(101)			$(45)
Total distribution sales net revenues		$70,533			$48,959			$48,295

Distribution sales net revenues, which are derived from sales of products to our distributors, decreased 30.5% from $70.5 million in 2011 to $49.0 million in 2012 and further decreased 1.4% to $48.3 million in 2013. The decrease in our distribution net revenues in 2013 was primarily due to the restructuring of our business model and organization structure in connection with our electronic learning products business. We experienced a significant decrease in distribution sales in the first half of 2013, which was partially offset by the increase in the sales of our electronic learning products in the second half of 2013 after we successfully launched newer models with mobile internet interactive features such as online tutoring service. Our top three distribution sales products in 2013 were our electronic learning products, health products and posture correction products, which accounted for $45.8 million, or 94.7%, of our distribution sales gross revenues in 2013.

The decrease of $21.6 million in distribution sales net revenues in 2012 was primarily due to decreased market demand and price discounts offered to distributors on older models of electronic learning products prior to the launch of new models incorporating mobile Internet interactive features in the second half of 2012.

Cost of Revenues

Our cost of revenues is primarily dependent upon the mix of products and units sold during the relevant period.

Our total cost of revenues decreased from $205.9 million in 2011 to $131.9 million in 2012 and further decreased to $92.5 million in 2013 in line with the decrease of our sales level. As a percentage of total net revenues, total cost of revenues was 56.9%, 54.4% and 50.1% in 2011, 2012 and 2013, respectively. The fluctuations in cost of revenues in 2012 and 2013 were primarily as a result of the decreases in sales and a shift in our product mix in 2012 and 2013, respectively.

Direct sales cost of revenues decreased 39.8% from $160.4 million in 2011 to $96.5 million in 2012, and decreased 40.5% to $57.4 million in 2013. The fluctuations in 2012 and 2013 primarily reflected the decrease in direct sales in 2012 and 2013, respectively.

Distribution sales cost of revenues decreased from $45.6 million in 2011 to $35.5 million in 2012, representing a 22.2% decrease in 2012, and further decreased to $35.0 million in 2013, representing a 1.4% decrease in 2013. The decrease in 2013 primarily reflected the decreased sales of health and posture correction products. The decrease in 2012 primarily reflected the decreased sales of our mobile phone products.

Gross Profit and Gross Margin

The following table sets forth gross profits and gross margins (being gross profit divided by the related net revenues) for our direct sales and distribution sales platforms:

	For the years ended December 31,
	2011		2012		2013
	Gross profit	Gross margin	Gross profit	Gross margin	Gross profit	Gross margin
	(in thousands, except percentages) (in U.S. dollars)
Direct sales	$131,165	45.0%	$97,143	50.2%	$78,971	57.9%
Distribution sales	24,949	35.4%	13,484	27.5%	13,249	27.4%

Total	$156,114	43.1%	$110,627	45.6%	$92,220	49.9%

Our total gross profits decreased from $156.1 million in 2011 to $110.6 million in 2012 and then further decreased to $92.2 million in 2013. Our overall gross margin increased from 43.1% in 2011 to 45.6% in 2012 and further increased to 49.9% in 2013. Changes in our gross margins from period to period are driven by changes in our product mix and the platforms through which we sell them. The increase in gross margin in 2013 was largely due to a shift in product mix to include more sales of kitchen and household products in direct sales, which generally have higher margins, as well as the decreased sales in mobile phone products that generally have lower margins. The increase in gross margin in 2012 was largely due to a shift in product mix to include more sales of fitness products in direct sales, which generally have higher margins, as well as the decreased sales in mobile phone products that generally have lower margins.

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

Gross margin on direct sales increased from 45.0% in 2011 to 50.2% in 2012, and increased to 57.9% in 2013. The increase in gross margin on direct sales in 2013 was primarily due to a shift in product mix to include more sales of kitchen and household products, which generally have higher margin.

Gross margin on distribution sales decreased from 35.4% in 2011 to 27.5% in 2012 and then decreased to 27.4% in 2013. Gross margin on distribution sales remained stable in 2012 and 2013.

Operating (Expense) Income

Our total operating expense decreased from expenses of $155.0 million in 2011 to expenses of $132.5 million in 2012 and then increased to expenses of $134.7 million in 2013. Of the total increase in operating expenses in 2013, $4.5 million was attributable to the increase in other selling and marketing expenses; and $3.6 million reflected the increase in general and administrative expenses; and $0.7 million decrease in other operating income, net. These increases were partially offset by a $6.6 million decrease in advertising expenses. Of the total decrease in operating expenses in 2012, $10.2 million was attributable to the decrease in advertising expenses; $9.5 million reflected the decrease in other selling and marketing expenses; and $4.6 million reflected the decrease in general and administrative expenses. These decreases were partially offset by a $1.8 million decrease in other operating income, net. Total operating expense, as a percentage of total net revenue, increased from 42.8% in 2011, to 54.6% in 2012 and further to 72.9 % in 2013.

Advertising Expenses

Our advertising expenses decreased from $68.6 million in 2011 to $58.3 million in 2012 and then decreased to $51.7 million in 2013. As a percentage of total net revenues, advertising expenses increased from 18.9% in 2011 to 24.0% in 2012, and further increased to 28% in 2013. The overall decrease in advertising expenses in 2012 and 2013 was primarily as a result of switching to some TV channels with higher media returns and allocating more non-prime time with lower rates, and the increase in advertising expenses as a percentage of our net revenues reflected our lower media efficiency in 2012 and 2013 which was primarily due to the decline in our sales and higher overall media prices.

Advertising expenses related to purchased TV advertising time decreased by 14.3% from $63.6 million in 2011 to $54.5 million in 2012 and decreased by 15.6% to $46 million in 2013. The decrease of purchased TV advertising expenses in 2012 and 2013 was mainly due to a shift in our TV channel mix to include channels with higher media returns and allocating more non-prime time with lower rates.

Other Selling and Marketing Expenses

Our other selling and marketing expenses decreased 15.9% from $59.9 million in 2011 to $50.3 million in 2012 and then increased 9.1% to $54.9 million in 2013. Our other selling and marketing expenses as a percentage of total net revenues were 16.5%, 20.8% and 29.7% in 2011, 2012 and 2013, respectively. The increase of other selling and marketing expenses despite a decrease in total net revenues in 2013 was primarily due to higher labor costs and marketing expenses related to electronic learning products. The decrease in 2012 is related to salaries and commissions for our call center personnel, advertising program production cost, catalog publishing cost and telephone and short message and distribution promotion cost, which are in line with the decreased sales in 2012.

General and Administrative Expenses

Our general and administrative expenses decreased 14.6% from $31.7 million in 2011 to $27.1 million in 2012, and then increased 13.3% to $30.7 million in 2013. Our general and administrative expenses as a percentage of total net revenues was 8.8%, 11.2% and 16.6% in 2011, 2012 and 2013, respectively. Of the total $3.6 million increase in general and administrative expenses in 2013, $1.9 million was attributable to an increase in labor costs, $1.4 million was attributable to an increase in insurance charges, and an additional $0.7 million was attributable to an increase in consulting service expenses. Of the total $4.6 million decrease in general and administrative expenses in 2012, $3.6 million was attributable to a decrease in bad debt charges and an additional $0.5 million was attributable to a decrease consulting service expenses.

Other Operating Income, Net

Other operating income, net, consisting of government subsidy and miscellaneous commission income, was $5.1 million, $3.3 million and $2.6 million, in 2011, 2012 and 2013, respectively. A majority of other operating income net in those periods related to our receipt of subsidies from local government agencies for certain taxes paid, including value-added, business and income taxes as well as part of the incentives provided by local government for our investment in local district. The subsidy income in 2011, 2012 and 2013 amounted to $3.0 million, $3.0 million and $2.1 million, respectively. We may not be able to enjoy such government subsidies in the future. See Item 3.D, “Key Information—Risk Factors—The discontinuation of any of the preferential tax treatments and government subsidies available to us in the PRC could materially and adversely affect our results of operations and financial condition”.

Income (Loss) from Operations

We recorded losses from operations $21.9 million and $42.5 million in 2012 and 2013, respectively, and we recorded an income from operations of $1.1 million in 2011. As a percentage of total net revenues, our income (losses) from operations were 0.3%, (9.0) %, (23.0) % in 2011, 2012 and 2013, respectively.

Other Income

Our other income was $7.8 million, $5.8 million and $3.4 million, in 2011, 2012 and 2013, respectively. In 2011, 2012 and 2013, our other income included $2.1 million, $3.3 million and $3.1 million, in interest income, respectively, and $5.9 million, $0.6 million and $0.3 million in investment gain respectively.

We recorded a $0.3 million investment loss in 2011, due to the change in fair value of the embedded derivative in our investment in an index-linked structured note. See “Item 5.A. Critical Accounting Policies—Derivative Instruments” for details. As of December 31, 2011, we have disposed the index-linked structure note held by us. We did not have any investment related to such derivative in 2012 and 2013.

Income Tax Benefit (Expenses)

We had a net tax expense of $3.1 million, $1.8 million and $0.6 million in 2011, 2012 and 2013, respectively. Our effective income tax rate for 2011, 2012 and 2013 was 35%, (11)% and (2)%, respectively.

Equity in losses of affiliates

In July 2008, we invested 30.0% equity interests in Kela (Hong Kong) Jewelry Investment Limited (“Kela”) for cash of $1.2 million. In October 2009, we increased our investment in Kela from 30.0% to 35.0%. In July 2010, our investment in Kela decreased from 35.0% to 22.1% as a result of dilution due to issuance of additional shares by Kela to new investors. As we had the ability to exercise significant influence over Kela, we accounted for this investment using the equity method of accounting. In May 2011, we sold all our equity interests in Kela to another shareholder of Kela, a third party of our Company, for cash of RMB39.6 million ($6.1 million USD equivalent). The gain on the disposition of the investment in Kela in 2011 was $5,421,753 and was recognized in other income in the consolidated statement of operations. Our equity in losses of Kela in 2011 were $28,567 and were recognized in equity in losses of affiliates in the consolidated statements of operations.

In January 2010, Shanghai An-Nai-Chi, a company which previously was our 51.0% equity-owned consolidated subsidiary, received a cash injection of $1.5 million from an independent third party. After the cash injection, we retained 33.2% equity interests in Shanghai An-Nai-Chi and no longer had control in Shanghai An-Nai-Chi. As we hold one out of five board seats on the Board of Shanghai An-Nai-Chi and has significant influence over financial and operating decision-making after deconsolidation, we accounts for the retained 33.2% equity interests using the equity method of accounting. The retained investment was re-measured at fair value of $1.1 million on the date we deconsolidated Shanghai An-Nai-Chi. Our equity in losses of Shanghai An-Nai-Chi in 2011 was $743,153 and were recognized in equity in losses of affiliates in the consolidated statement of operations. The carrying amount of the investment in Shanghai An-Nai-Chi has been reduced to zero as of December 31, 2011. We did not recognize any equity in losses of Shanghai An-Nai-Chi in 2012 and 2013 as we had no obligation to fund additional losses.

On December 31, 2012, we acquired 9.3% of the equity interests in China Branding Company Limited, or CBG, for cash of $1.3 million. Mr. Robert W. Roche, a co-founder and the chairman of the Board of Directors of our Company, individually holds an additional 7.6% equity interests in CBG and holds one out of five board seats of CBG and accordingly, Mr. Roche is able to exercise significant influence through his participation on the board of directors of CBG. As such, management believes that it can exercise significant influence over CBG through our direct equity investment, our deemed indirect investment through Mr. Roche’s equity interest, and Mr. Roche’s significant influence over CBG. Therefore, we accounts for this investment using the equity method of accounting. In February 2013, our investment in CBG decreased from 9.3% to 8.7% as a result of dilution due to issuance of additional shares by CBG to a new investor, which accounted for as if the Company sold 0.6% equity interests in CBG, and the gains from this dilution was immaterial. Our equity in losses of CBG in 2013 were $205,567 and were recognized in equity in losses of affiliates in the consolidated statements of operation.

Net Income (Loss) Attributable to Non-controlling Interests

Net income (loss) attributable to non-controlling interests consist of the 49% or less outside ownership interests in our majority-owned subsidiaries. In 2011, 2012 and 2013, the non-controlling interests totaled $(83,843), $7,679 and $(12,355), respectively.

Net Income (Loss) Attributable to Acorn International, Inc.

As a result of the foregoing, net income decreased from a net income of $5.1 million in 2011 to a net loss of $17.9 million in 2012 and further decreased to a net loss of $39.9 million in 2013. As a percentage of total net revenues, net income (loss) were 1.4%, (7.4)% and (21.6) % in 2011, 2012 and 2013, respectively.

B. Liquidity and Capital Resources

	For the years ended December 31,
	2011	2012	2013
	(in thousands)
Cash and cash equivalents	$111,180	$90,975	$82,552
Net cash provided by (used in) operating activities	10,872	(17,578)	2,467
Net cash provided by (used in) investing activities	2,033	(2,896)	(13,874)
Net cash provided by (used in) financing activities	865	(1)	(196)

Operating Activities

As of December 31, 2013, we had $82.6 million in cash and cash equivalents. Net cash provided by operating activities were $10.9 million and $2.5 million in 2011 and 2013, respectively. Net cash used in operating activities were $17.6 million in 2012. These amounts were adjusted for non-cash items such as depreciation and amortization, allowance for doubtful receivables, inventory write-downs, gain or loss on change in fair value of derivative assets, deferred income tax expenses(benefits), share-based compensation and changes in various assets and liabilities such as accounts receivables, inventories, prepaid advertising and other expenses, other current assets, accounts payable, accrued expenses, other current liabilities and notes payable, as applicable.

Investing Activities

Investing activities include purchases of property and equipment, investments in affiliates, purchase of long-term assets, proceeds from disposal of equipment and decrease (increase) in restricted cash. Net cash provided at $2.0 million in 2011, net cash used in investing activities was $2.9 million, and $13.9 million in 2012 and 2013, respectively.

Net cash used in investing activities in 2013 reflects the increase of restricted cash at $9.9 million and the purchase of property and equipment at $3.4 million, which mainly $1.9 million for development of our IBOSS business intelligence system and $1.0 million to further renovate our Beijing Dongyi office. Net cash used in investing activities in 2012 reflects cash provided by the decrease of restricted cash at $1.3 million, offset by cash used in the investments in affiliates at $1.3 million and cash used in the purchase of property and equipment at $2.5 million, mainly $1.1 million to renovate our Beijing office and $1.4 million office equipment purchases. Net cash provided by investing activities in 2011 reflects the cash provided by sales of affiliate at $6.1 million, sales of structure notes at $8.6 million and cash used in the purchase of property and equipment at $12.5 million, which mainly consisted with our addition factory and warehouse in Qingpu amounted to $8.0 million and office equipment addition amounted to $4.0 million.

Financing Activities

In 2013, our net cash used in financing activities mainly reflected increase in long-term debt and repurchase of ordinary shares. In 2012, our net cash provided by financing activities mainly reflected dividends paid to the shareholders. In 2011, our net cash used in financing activities was primarily due to the exercise of stock options in the amount of $0.9 million.

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

Capital Expenditures

Our capital expenditures totaled $12.5 million, $2.5 million and $3.5 million, in 2011, 2012 and 2013, respectively. Our capital expenditures consisted principally of the purchases and construction of property and equipment, investments in buildings related to expansions and upgrades to our call centers and offices and purchases of management information systems. In 2013, our capital expenditure primarily reflected $1.9 million for the IBOSS business intelligence system and $1.0 million to further renovate our Beijing Dongyi office. In 2012, our capital expenditure primarily reflected $1.1 million for renovation of our Beijing office and $1.4 million for office equipment purchases. In 2011, our capital expenditures primarily reflected the construction of the above-mentioned new warehouse and factory in Shanghai, which amounted to $7.8 million. In 2014, we expect to further develop our IBOSS business intelligence system and further upgrade our information technology infrastructure, with an expected capital expenditure of $2.0 million.

C. Research and Development

We spent $2.6 million, $2.3 million and $2.5 million, on research and development in 2011, 2012 and 2013, respectively. The research and development expenses in 2013 were primarily due to our investment in research and development of our electronic learning product lines and our research and upgrade on our IBOSS business intelligence system.

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2011 to December 31, 2013 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F. Tabular Disclosure of Contractual Obligations

A summary of our contractual obligations at December 31, 2013 is as follows:

	Payments due by period
Contractual obligations	Total	Less than 1 year	1-3 years	More than 3 years
Operating leases*	8,530,857	2,653,363	4,703,362	1,174,132
Advertising commitments**	24,314,332	24,314,332

Total	$32,845,189	$26,967,695	$4,703,362	$1,174,132

*	Operating leases are for office, warehouse and manufacturing facilities.
**	Contractual advertising commitments, of which $3,121,783 were prepaid as of December 31, 2013.

G. Recently Issued Accounting Pronouncements

In March 2013, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2013 05 related to parent’s accounting for the cumulative translation adjustment upon derecognition of certain subsidiaries or groups of assets within a foreign entity or of an investment in a foreign entity. When a reporting entity (parent) ceases to have a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business (other than a sale of in substance real estate or conveyance of oil and gas mineral rights) within a foreign entity, the parent is required to release any related cumulative translation adjustment into net income. Accordingly, the cumulative translation adjustment should be released into net income only if the sale or transfer results in the complete or substantially complete liquidation of the foreign entity in which the subsidiary or group of assets had resided. This ASU is effective prospectively for fiscal years (and interim reporting periods within those years) beginning after December 15, 2013. It should be applied prospectively to derecognition events occurring after the effective date. Prior periods should not be adjusted. Early adoption is permitted. If an entity elects to early adopt the amendments, it should apply them as of the beginning of the entity’s fiscal year of adoption. The Group does not expect the adoption of this guidance to have a significant effect on its consolidated financial statements.

In July 2013, the FASB issued a pronouncement which provides guidance on financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. The FASB’s objective in issuing this ASU is to eliminate diversity in practice resulting from a lack of guidance on this topic in current U.S. GAAP. The amendments in this ASU state that an unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward. To the extent a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets. This ASU applies to all entities that have unrecognized tax benefits when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists at the reporting date. The amendments in this ASU are effective for fiscal years, and interim periods within those years, beginning after

December 15, 2013. Early adoption is permitted. The amendments should be applied prospectively to all unrecognized tax benefits that exist at the effective date. Retrospective application is permitted. The Group does not expect the adoption of this guidance to have a significant effect on its consolidated financial statements.

In February 2013, the FASB issued revised guidance on “Comprehensive Income: Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income”. This revised guidance does not change the current requirements for reporting net income or other comprehensive income in financial statements. However, this revised guidance requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under US GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under US GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under US GAAP that provide additional detail about those amounts. This revised guidance is effective prospectively for reporting periods beginning after December 15, 2013 for public entities. The Group does not expect the adoption of this guidance to have a significant effect on its consolidated financial statements.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth certain information relating to our directors and executive officers as of the date of this annual report. The business address of each of our directors and executive officers is 18/F, 20th Building, 487 Tianlin Road, Shanghai 200233, People’s Republic of China.

Name	Age	Position/Title
Robert W. Roche	51	Chairman of the Board of Directors
Don Dongjie Yang	46	Director, Chief Executive Officer
Andrew Y. Yan	56	Director
Gordon Xiaogang Wang	50	Independent Director
Jing Wang	49	Independent Director
William Liang	56	Independent Director
Eric Zhenyu He	54	Independent Director
Peng Lu	58	President
Lifu Chen	51	Senior Vice President
Geoffrey Weiji Gao	41	Vice President
Tony Bin Gao	36	Vice President
Marcelo Kexun Zheng	44	Vice President

Mr. Robert W. Roche is a co-founder and the chairman of the board of directors of our company. He also serves as the chairman of Oak Lawn Marketing, a company incorporated in Japan. In addition, Mr. Roche conducts numerous business operations throughout Asia and the United States. President Obama named Mr. Roche to the United States Trade Representative’s (USTR) Advisory Committee for Trade Policy and Negotiations. He is also a member of the Advisory Council for the non-profit 100,000 Strong Foundation. Mr. Roche’s other civic contributions include serving as prior Chairman of the Board of Governors of the American Chamber of Commerce in Shanghai, member of the American Chamber of Commerce Japan Board of Governors, and a Board Member at the USA Pavilion, Expo 2010 Shanghai. In addition to funding his own foundation, Mr. Roche’s philanthropic work includes endowing a chair at Nanzan University in Nagoya, Japan, and establishing a Masters of Laws (LLM) in International Business Transactions program at the University of Denver, Sturm College of Law. Mr. Roche received his bachelor’s degree in Economics and Japanese Studies from Illinois State University in 1985 and a J.D. degree from the University of Denver in 1988.

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

Mr. Andrew Y. Yan is a director of our company. He is also the managing partner of SAIF Partners III & IV, SB Asia Investment Fund II L.P., and president & executive managing director of Softbank Asia Infrastructure Fund. Before Joining SAIF in 2001, Mr. Yan was a managing director and the head of the Hong Kong office of Emerging Markets Partnership, the management company of AIG Asian Infrastructure Funds, from 1994 to 2001. From 1989 to 1994, he worked in the World Bank, the Hudson Institute and US Sprint Co. as an Economist, Research Fellow and Director for Asia respectively in Washington, DC. From 1982 to 1984, he was the Chief Engineer at the Jianghuai Airplane Corp. Mr. Yan is a recipient of 2012 China’s National “Thousand Talents Program” and a member of its Selection Committee. He is a founding director of China Venture and Private Equity Association, and a director of Peking University Endowment Investment Committee. He was voted by the China Venture Capital Association as “The Venture Investor of the Year” in both 2004 and 2007. He was also selected as one of the “Fifty Finest Private Equity Investors in the World” by the Private Equity International in 2007; “No. 1 Venture Capitalist of the Year” by Forbes (China) in 2008 and 2009. He was the “Venture Capital Professional of the Year” by Asia Venture Capital Journal in 2009. Currently, Mr. Yan is also an Independent Non-executive Director of China Petroleum & Chemical Corporation, CMPC Holdings Limited, China Resources Land Limited. and Fosun International Limited; Non-executive Director of Guodian Technology & Environment Group Corporation Limited, Digital China Holdings Limited., eSun Holdings Limited and China Huiyuan Juice Group Limited. He is also an Independent Director of Giant Interactive Group Inc.; and a director of ATA Inc. and China Digital TV Holding Co., Ltd. (all 11 companies are listed in the Hong Kong Stock Exchange, NYSE, NASDAQ, London Stock Exchange, Shanghai Stock Exchange or Shenzhen Stock Exchange). He also holds directorship in several SAIF portfolio companies. Mr. Yan received a master of art’s degree from Princeton University as well as a bachelor’s degree in Engineering from the Nanjing Aeronautic Institute in the PRC.

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

Mr. Jing Wang is an independent director of our company. Mr. Wang currently serves as the senior vice president at Baidu Inc., a leading Chinese language internet search provider, where he is responsible for engineering strategies in the areas of infrastructure, cloud computing, big data, security, internal IT and monetization. From 2006 to 2010, Mr. Wang served as site director of Google China in Shanghai where he was a key member of the cross-functional senior management team responsible for setting monetization strategies and priorities in China. Mr. Wang was general manager of eBay China Development Center from July 2004 until August 2006. Mr. Wang holds a master’s degree in computer science from the University of Science and Technology of China and a master’s degree in computer science from the University of Florida.

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

Mr. Eric Zhenyu He is an independent director of our company. He is a Chartered Financial Analyst and Certified Public Accountant in the United States, and currently serves as chief financial officer at YY Inc. From March 2007 to August 2011, Mr. He served as chief financial officer of Giant Interactive Group, a China based company listed in New York Stock Exchanges (NYSE:GA). From 2004 to 2007, Mr. He served as chief strategy officer of Ninetowns Internet Technology Group, a China based company listed in NASDAQ (NASDAQ:NINE). Mr. He also served as a director of AIG Global Investment Corporation (Asia) Ltd from 2002 to 2004, the managing director of Softchina Venture Group from 1999 to 2002 and senior vice president of Capital Securities Corporation from 1996 to 1999. Prior to that, Mr. He held positions in various companies in the US. Mr. He received a bachelor’s degree in Accounting from National Taipei University and an MBA degree from the Wharton School, University of Pennsylvania.

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

Mr. Tony Bin Gao is a vice president of our company. Mr. Gao has extensive experience in FMCG (Fast Moving Consumer Goods) industry. He specializes in organization development, human resource management and consumer brand management. Mr. Gao joined our company in November 2011. Prior to joining our company, he accumulated 13 years’ experience in different MNC, Swire Coca-Cola, L’Oreal China, Unilever China and GE China Corporate. Mr. Gao received his bachelor’s degree from Henan institute of Finance and Economics and a master’s degree from Cheung Kong Graduate School of Business.

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

B. Compensation

Compensation of Directors and Executive Officers

In 2013, the aggregate cash compensation earned by our executive officers and all of our directors was approximately $2.0 million. For information regarding options granted to officers and directors, see “—Equity Incentive Plans”. We do not pay or set aside any amounts for pensions, retirement or other benefits for our officers and directors.

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

On March 1, 2012, we granted RSUs with respect to 1,800,000 of our ordinary shares under the 2006 Plan to an officer of our company. The RSUs grant include time-based shares of 900,000 shares, which shall vest over a three year period starting from the first anniversary of the grant date, and performance-based shares of 900,000 shares which shall vest upon certain performance targets being met. Among the 900,000 performance-based RSUs, 600,000 of which were forfeited as of the date of this Form 20-F.

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

The table below sets forth, as of the date of this annual report, the option, SAR and RSU grants made to our directors and executive officers, under the 2006 Plan (including prior year grants of options covered under this plan) that are currently outstanding:

Name	Ordinary Shares Underlying Outstanding Option/SARs/RSUs		Exercise Price ($/Share)	Grant Date	Expiration Date
Robert W. Roche	—		—	—	—

Don Dongjie Yang	1,320,000		1.58	March 18, 2005	March 18, 2015
	180,000		3.00	November 4, 2005	November 4, 2015

Andrew Y. Yan	329,482		1.58	March 18, 2005	March 18, 2015

Gordon Xiaogang Wang	82,000		3.00	November 4, 2005	November 4, 2015

Jing Wang	—		—	—	—

William Liang	—		—	—	—

Eric Zhenyu He	—		—	—	—

Peng Lu	1,800,000	(1)	—	March 1, 2012	—

Lifu Chen	—		—	—	—

Marcelo Kexun Zheng	—		—	—	—

Tony Bin Gao	—		—	—	—

Geoffrey Weiji Gao	—		—	—	—

(1)	Includes 900,000 performance based RSUs, among which 600,000 RSUs were forfeited, and 900,000 employment term related RSUs.

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

Terms of Directors and Executive Officers

We currently have seven directors on our board of directors. We have a staggered board of directors, which means our directors, excluding our chief executive officer, are subject to retirement by rotation, with a portion of our board of directors standing for election every year. At the 2014 annual general meeting, under our articles of association, the number of directors to retire shall be the number nearest to but not greater than one-third excluding our chief executive officer. Accordingly, two of Andrew Y. Yan, Gordon Xiaogang Wang and Eric Zhenyu He will be subject to retirement at the 2014 annual general meeting. On the basis that the number of our directors does not change between the 2014 annual general meeting and the 2015 annual general meeting, whichever of Andrew Y. Yan, Gordon Xiaogang Wang and Eric Zhenyu He who did not retire at the 2014 annual general meeting and one of Robert W. Roche and William Liang shall retire. Our chief executive officer will have the right to remain a director so long as he continues to serve as our chief executive officer.

All of our officers are appointed by and serve at the discretion of our board of directors and are elected by, and may be removed by, a majority vote of our board of directors.

Board Committees

Our board of directors has established an audit committee, a compensation committee and a corporate governance and nominating committee.

Audit Committee

Our audit committee consists of Eric Zhenyu He, William Liang and Gordon Xiaogang Wang. Eric Zhenyu He is the chairman of our audit committee. As Jun Ye ceased to serve as a director of our Company, our board of directors appointed Gordon Xiaogang Wang as a member of our audit committee in November 2013 to fill in the vacancy. Each member of our audit committee satisfies the “independence” requirements of the NYSE Rules and meets the criteria for independence set forth in Section 10A(m)(3) of the U.S. Securities Exchange Act of 1934, or the Exchange Act.

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

D. Employees

As of December 31, 2011, 2012 and 2013, we had 1,899, 1,781 and 1,763 employees, respectively. The most labor intensive area of operation is our call center operations, which employed approximately 54.96% of our total employees in 2013. The salary for call center employees includes a base salary plus a variable amount based on an incentive bonus structure. The following table sets forth the number of our employees categorized by our areas of operation and as a percentage of our total workforce as of December 31, 2013:

Operations	Number of employees	Percentage of total
Call center	969	54.96%
Inbound call center	495	28.08%
Outbound call center	474	26.89%
Distribution management	44	2.5%
Manufacturing	30	1.7%
Management and administration	227	12.88%
Product development	118	6.69%
Customer service	109	6.18%
Order fulfillment	163	9.25%
Sales and marketing (including media planning)	103	5.84%

Total	1,763	100.00%

From time to time, we also employ part-time employees and independent contractors to support the monitoring and analysis of our TV direct sales program broadcasting timing and quality.

Although we undertake a rigorous selection process for our call center employees, the turnover rate for our call center employees located in our three call centers was approximately 46% in 2011 and 110% in 2012 and 160% in 2013, respectively, reflecting both voluntary terminations and termination of employees failing to meet our performance standards.

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2014:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our ordinary shares.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. The percentage of beneficial ownership is based on 82,749,791 ordinary shares outstanding as of March 31, 2014, taking into consideration options, SARs and restricted stock units exercisable by such person within 60 days of March 31, 2014.

	Shares beneficially owned as of March 31, 2014
Name	Number	Percent
Directors and Executive Officers
Robert W. Roche(1)	38,259,726	46.24
Don Dongjie Yang(2)	10,478,655	12.66
Andrew Y. Yan	*	*
Gordon Xiaogang Wang	*	*
Jing Wang	—	—
William Liang	—	—
Eric Zhenyu He	—	—
Peng Lu	*	*
Lifu Chen	*	*
Marcelo Kexun Zheng	—	—
Tony Bin Gao	—	—
Geoffrey Weiji Gao	—	—
Principal Shareholders
SB Asia Investment Fund II L.P.(3)	22,097,088	26.72
Acorn Composite Corporation(4)	13,054,421	15.78
D.Y. Capital, Inc.(5)	6,518,656	7.88
Bireme Limited(6)	20,000,000	24.17

*	Upon exercise of options and SARs currently exercisable or vested within 60 days after March 31, 2014, would beneficially own less than 1% of our ordinary shares.
(1)

Includes (i) 1,846,291 ordinary shares held by The Grand Crossing Trust, which is an irrevocable trust for the benefit of Robert W. Roche’s children, (ii) 12,052,976 ordinary shares and 333,815 ADSs held by Acorn Composite Corporation, which is a company owned by Robert W. Roche, (iii) 282,140 ADSs held by Robert W. Roche 2009 Declaration of Trust, which is a trust for the benefit of Robert W. Roche, (iv) 583,920 ADSs held by Moore Bay Trust, which is a charitable trust with Robert W. Roche’s children being the beneficiaries of the remainder, (v) 558,611 ADSs held by the Felicitas Trust, which is an irrevocable trust for the benefit of Robert W. Roche’s children, (vi) 87.7% of 129,770 Ordinary Shares and 6,623,410 ADSs held by Bireme Limited, i.e., 113,808 ordinary shares and 5,808,731 ADSs, and (vii) 515,000 ADS held by Catalonia Holdings, Ltd. The voting agreement among James Yujun Hu, The Grand Crossing Trust and Acorn Composite Corporation dated July 6, 2006 has been revoked by Robert W. Roche in November 2008.

(2)

Includes (i) 6,518,656 ordinary shares held by D.Y. Capital, Inc, a company owned by Don Dongjie Yang, (ii) 12.3% of 129,770 ordinary shares and 6,623,410 ADSs held by Bireme Limited, i.e., 15,962 ordinary shares and 814,679 ADSs, and (iii) 1,500,000 ordinary shares issuable upon exercise of options and SARs held by Don Dongjie Yang.

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

None of our existing shareholders has voting rights that differ from the voting rights of other shareholders. According to our register of members for our ordinary shares, there are 43 record holders among our ordinary shareholders in the United States. Citibank, N.A. has advised us that, as of April 4, 2014, 15,864,027 ADSs, representing 47,592,081 underlying ordinary shares, were held of record by Cede & Co. and two other registered shareholders domiciled in the United States. We have no further information as to ADSs held, or beneficially owned, by U.S. persons. To our knowledge, we are not owned or controlled, directly or indirectly, by another corporation, by any foreign government or by any other natural or legal persons, severally or jointly. We are not aware of any arrangement which may at a later date result in a change of control of our company.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to Item 6.E, “Directors, Senior Management and Employees—Share Ownership”.

B. Related Party Transactions

Contractual Agreements with Affiliated Entities and their Shareholders

Historically, PRC law has restricted, and continues to restrict to a certain extent, foreign equity ownership of companies that are engaged in direct sales and internet businesses. To comply with these restrictions, we operate our direct sales and internet interactive service businesses in China through a series of contractual arrangements with Shanghai Network, Beijing Acorn, Beijing HJX Technology, Shanghai HJX Electronic and their shareholders, Don Dongjie Yang, our co-founder, chief executive officer and director, and Weiguo Ge, one of the assistant general managers of our finance department. See Item 4.C, “Information on the Company—Organizational Structure”.

Exclusive Partnership Agreement with Oak Lawn Marketing International, Inc.

We entered into an exclusive partnership agreement on July 21, 2011 with Oak Lawn Marketing International, Inc. (formerly known as Global Infomercial Services, Inc.), or OLMI, a full-service international direct-response television distributor which is currently a wholly-owned subsidiary of Oak Lawn Marketing, Inc. Mr. Robert W. Roche, our co-founder and chairman of the board of directors is the Chairman and one of the largest shareholders of Oak Lawn Marketing, Inc. The agreement has an initial term of two years with the option for successive one year term renewals thereafter. Pursuant to the exclusive partnership agreement, OLMI will:

•

be appointed as our exclusive agent with respect to all infomercial products (defined as all products sold with a short or long form infomercial) that have been or are being sold in North America, South America, or Europe;

•

provide certain services to our Company, which services include, among others, searching for and identifying products of interest for us, obtaining rights to such products, providing product marketing analysis, assisting in vendor relationship management and arranging certain marketing activities; and

•

receive a fee paid by us based on a percentage of the cost of all products introduced to us by OLMI, which percentage will be negotiated on a case-by-case basis but in no event shall exceed 10% of the cost of the applicable product.

The exclusive partnership agreement was approved by our audit committee. As of the date of this Form 20-F, we had identified three new products through OLMI, and we are obliged to pay service fees of $12,000 to OLMI pursuant to the exclusive partnership agreement.

Loan Agreement with CBG

On July 4, 2013, we provided a bridge loan of US$21,850 bearing interest at a rate of 7% per annum to CBG for a period of 120 days. Such loan is still outstanding as of the date of this Form 20-F.

Cooperation with CBG

China Branding Group, a related party of us, has special channel and resource to approach American celebrities or producers of Hollywood movies, TV shows and programs (the “Shows”). We’re currently cooperating with CBG to source and position certain American celebrities or producers of the Shows to seek business opportunities in China. The typical cooperation model is that CBG approaches and obtains the consent or authorization of celebrities or producers of the Shows selected by us, and then assign the whole or part of the rights to us. For example, CBG obtained the authorization to use the footage, pictures and sound of The Vampire Diaries, an American TV show, in a variety of ways in China, Thailand and Japan and CBG assigned the right of merchandizing to us. As of the date of this Form 20-F, we are obligated to pay a US$100,000 royalty for the endorsement or authorization of celebrities and the Shows.

Furthermore, to facilitate the cooperation and reduce our overhead, we leased out our vacant premises of 190.25 square meters to CBG as its business office from November 13, 2013 at a monthly rent of RMB60,000 and provide administrative and human resources service to CBG at a monthly rate of RMB30,000. We also provide legal and financial service to CBG on an hourly rate basis.

Exclusive Distribution Agreement with JG Fashion Group LLC

We entered into an exclusive distribution and license agreement on March 14, 2014 with JG Fashion Group LLC, a New York-based fashion design company founded by Jay Godfrey, a New York fashion designer. Mr. Robert W. Roche holds approximately 20% equity interest in JG Fashion Group LLC. The agreement has an initial term of three years and can be renewed for successive three years thereafter. Pursuant to the Agreement, we are:

•

appointed as the exclusive distributor to market, distribute and sell Jay Godfrey eponymous clothing and accessories through all channels in mainland China, and licensed to use the trademarks, all the advertising audio & video materials as well as other intellectual property rights within the territory; and

•	obliged to pay the purchase price of 8% of retail price and the license fee of 29% of retail price.

The exclusive distribution agreement was approved by our audit committee. We’ll start to sell the products at our newly-opened physical store in Shanghai Reel Shopping Mall and conduct online marketing and distribution in the first half of 2014.

Software License and Service Trial Agreement with Dreamstart (Hong Kong) Ltd.

Dreamstart (Hong Kong) Ltd., or Dreamstart, is a company providing one-stop solutions for telemarketing businesses by its self-developed software to increase the efficiency and capability of call centers. We plan to enter into an agreement with Dreamstart in later April 2014 to purchase their software licenses and services to optimize our outbound call center. Mr. Robert W. Roche currently owns approximately 20% shares in Dreamstart. We expect to pay approximately US$176,000 to Dreamstart in advance as the setup fee and a monthly fee of US$100,000 for a three-month trial period. Pursuant to the terms of the proposed agreement, if the software licensed by Dreamstart fails to achieve certain key performance indicator, all the monthly fees will be refunded to us. If the trial result is satisfactory to us, we will enter into a definitive agreement with Dreamstart with terms and conditions not less favorable to us than those provided in the trial agreement.

Relationships with our Distributors

Certain of our Employees Holding Equity Interests in our Distributors

We have over 100 distributors constituting our nationwide distribution network that distribute our products across China. Some of our distributors are owned in part, by certain of our employees or their family members. In 2011, 2012 and 2013, the aggregate sales generated by distributors owned in whole or in part by our employees accounted for 16.9%, nil and nil of our distribution gross revenues, or 3.3%, nil and nil of our total gross revenues, respectively. Certain of these distributors have been among our top distributors in 2011, 2012 and 2013. We entered into the distribution agreements with these related distributors on an arm’s-length basis and the terms in the distribution agreements with these distributors are the same as those with our independent distributors. As all of the employees who are related to our distributors had resigned from our Company as of December 31, 2011, we did not record any related party transaction with these distributors since 2012.

Minority Investment in Related Company

As of the date of this annual report, we hold a 8.7% equity interests in China Branding Group, or CBG, a foreign company incorporated in Cayman Islands, for cash consideration of $1.3 million. Mr. Robert W. Roche, our co-founder and chairman of the board of directors, individually holds 7.6% equity interests in CBG and holds one out of five board seats on the board of directors of CBG. As Mr. Roche could exercise significant influence over financial and operating decision-making of CBG and he is also the principal shareholder of our Company, CBG is considered as a related party to our Company. The transaction had been approved by our board of directors.

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

Legal Proceedings

We may from time to time become a party to various legal or administrative proceedings arising in the ordinary course of our business. For example, in July 2011, Shanghai HJX filed a suit in the People’s Court of

Guangzhou Baiyun District against Guangzhou Yangyikang Electric Device Co., Ltd. claiming that Yangyikang breached the research and development contract with Shanghai HJX by not performing its research and develop obligation under the contract and asserted returning of the RMB2.0 million (approximately $317,415) R&D fees. On September 30, 2011, we received the verdict from the People’s Court of Guangzhou Baiyun District on the jurisdiction of the suit. Shanghai HJX was ordered to file the suit in the Guangzhou Intermediate People’s Court. On January 29, 2012, Shanghai HJX filed a suit to the Guangzhou Intermediate People’s Court in accordance with the verdict. A court decision was delivered on March 19, 2013, supporting most of the claims brought up by Shanghai HJX. The court ruled that Yangyikang should return the RMB2.0 million (approximately $317,415) R&D fees and make payment of interest to Shanghai HJX. In May 2013, Shanghai HJX filed an application to the court for enforcing Yangyikang to return the RMB2.0 million (approximately $317,415) R&D fees according to the judgment. However, Yangyikang became insolvent and we are unable to receive any of such payment.

In October 2011, Beijing Acorn Trade Co., Ltd. filed a suit in the People’s Court of Beijing Haidian District against Beijing Jin’anda Delivery Co., Ltd. and Wang Juntang claiming that Jin’anda breached the Agency Contract with Beijing Acorn by not paying Beijing Acorn the money collected from our customers after the delivery of the goods. Beijing Acorn asserted Beijing Jin’anda returning of the RMB1,703,090.92 (approximately $270,293) payment of the goods and Wang Juntang paying RMB340,618 (approximately $54,059) for breach of the contract as the joint guarantor. Since the two defendants could not be contacted any more, the People’s Court of Beijing Haidian District has summoned the defendants by announcement. The People’s Court of Beijing Haidian District ruled in favor of Beijing Acorn Trade Co., Ltd and supported all of its claims. In April 2013, Beijing Acorn Trade Co., Ltd. filed an application to the court for enforcing the defendants to perform according to the judgment. However, it is unlikely to recover any payment from the defendants because they are nowhere to be found.

In September 2012, Shanghai Acorn Network Technology Development Co., Ltd., or Acorn Network, filed a suit in Shanghai Qingpu District People’s Court against Beijing Feihu Express Co., Ltd., or Beijing Feihu, claiming that Beijing Feihu should make the payment of RMB2,870,492.66 to Acorn Network and pay the interest of RMB3,774.89. The court decision was delivered on June 24, 2013 supporting most of the claims of Acorn Network. The court ruled that Beijing Feihu should pay RMB2,859,364.79, together with the interests accrued, to Acorn Network. In July 2013, Beijing Feihu appealed to the higher court which ruled in favor of Acorn Network and affirmed the original judgment. Acorn Network has actively proceeded with the enforcement of the judgment and as of the date of this Form 20F, Acorn Network has received RMB333,631.36. We estimate it is unlikely to recover any of the remaining payment.

We have in the past been, currently are, and in the future may again be, the subject of claims for contractual disputes, intellectual property right infringement or other claims during our course of business. For example, in March 2012, Acorn Information Technology (Shanghai) Co., Ltd., or Acorn Information, received a complaint filed by Hong Kong Hua Feng Shi Ye Co., Ltd., or Hua Feng, in the People’s Court of Nanshan District, Shenzhen against Acorn Information. Hua Feng requested in the complaint that Acorn Information shall continue to perform the business and brand cooperative agreement, or the eroda agreement, in connection with the “eroda” trademarks entered into between Acorn Information and Hua Feng in 2011. The People’s Court of Nanshan District ruled in favor of Acorn Information. Hua Feng’s claims were rejected and the case was dismissed. Hua Feng has appealed to the higher court which ruled in favor of Acorn Information and affirmed the original judgment.

In March 2012, Mr. Chengzhi Li filed a labor arbitration against Yiyang Yukang Communication Equipment Co. Ltd., or Yiyang Yukang, with the Arbitration Committee in Baoan District, Shenzhen. Mr. Li alleged his labor contract was illegally terminated and requested for salary and damages in a total amount of RMB1,652,912.85. The Arbitration Committee in Baoan District ruled against Yiyang Yukang and awarded Chengzhi Li RMB656,339.8. We refused to accept the arbitration award as final and then submitted the case to court. The court ruled in favor of Chengzhi Li and awarded Chengzhi Li an aggregate payment of

RMB578,679.8. We have appealed to the higher court and the case is currently pending. We believe that there are no grounds for Mr. Li to bring up such claim and are actively defending the case.

In September 2012, Beijing Ren’ai filed a suit in the People’s Court of Chongqing Yuzhong District against Shanghai HJX, Chongqing Xinhua Media Co., Ltd. and Chongqing Heda Xinde Technology Development Co., Ltd., or Chongqing Heda, alleging that all defendants should stop infringing its copyrights, Shanghai HJX should apologize publicly, the defendants should compensate aggregate loss of RMB500,000 and reasonable expenses of RMB4,798. The People’s Court of Chongqing Yuzhong District ruled that Chongqing Heda should stop infringing Beijing Ren’ai’s copyrights and compensate Beijing Ren’ai RMB10,200, other claims of Beijing Ren’ai were dismissed. Beijing Ren’ai appealed to higher court and the trial was held on April 25, 2013. The higher court ruled in favor of us and affirmed the original judgment.

In April 2013, we received a complaint from Beijing Shengshi Huawen Press Technology Co., Ltd., or Shengshi Huawen, alleging that Shanghai HJX and Beijing New China Children’s Commodities Store, or New China Store, have infringed upon their copyrights of the Cambridge Children’s English and the Cambridge Kindergarten English . Shengshi Huawen claimed that Shanghai HJX and New China Store should: (1) make compensation of RMB500,000; (2) stop selling electronic learning products infringing their copyrights; (3) apologize publicly. On May 21, 2013, the court ruled that Shengshi Huawen had no sufficient evidence to prove its ownership over the copyrights and all the claims brought by Shengshi Huawen were rejected. On January 3, 2014, Shengshi Huawen appealed to the higher court. The higher court ruled in favor of us and affirmed the original judgment.

In April 2013, Beijing Ren’ai filed a suit in Shijiazhuang Intermediate People’s Court against Shanghai HJX and Beiguo Department Store Co., Ltd., or Beiguo, for the infringement over its copyrights, alleging that Shanghai HJX and Beiguo should stop infringing the copyrights, Shanghai HJX should apologize publicly, and the defendants should compensate aggregate loss of RMB500,000 and reasonable expenses of RMB2,358. Shijiazhuang Intermediate People’s Court held two hearings on July 26 and September 16, 2013, and has not issued the judgment.

In June 2013, Shanghai HJX and Acorn Trade filed a suit against Shijiazhuang Jinrui Renhe Medical Device Co., Ltd, or Jinrui Renhe, in Shanghai Qingpu District People’s Court and claimed that Jinrui Renhe should pay RMB1,877,000 and accrued interest to the plaintiffs as the consideration under distribution contract. On December 24, 2013, the court ruled in favor of Shanghai HJX and Acorn Trade and supported all of our claims.

In July 2013, Shanghai Huaxin Construction (Group) Co., Ltd, or Shanghai Huaxin, filed a suit in Shanghai Qingpu District People’s Court, alleging that Shanghai HJX should pay a sum of RMB2,668,868.15, together with interest accrued, to it for the contract price for a building constructed for Shanghai HJX. In October 2013, Shanghai HJX brought a counter suit against Shanghai Huaxin in the same court, claiming that Shanghai Huaxin should be responsible for the repairing cost and expense of the aforesaid buildings and relevant additional expenses which would be determined by an appraiser. The court has accepted to hear both cases.

In August 2013, Yangya Zidian filed nine suits in the Beijing First Intermediate People’s Court against Shanghai HJX, alleging that Shanghai HJX has infringed upon its copyright. Yangya Zidian brought nine law suits separately against our nine electronic learning products, for each product Yangya Zidian claimed that Shanghai HJX should delete the video “Studio Classroom” broadcast on our website, stop all behaviors infringing over their copyrights, stop manufacturing and selling relevant Ozing electronic learning products, apologize publicly and compensate for the loss of RMB600,000. In October 2013, we filed a written defense with the court and are vigorously defending against the claims.

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

Price Range of Our ADSs

Our ADSs are listed for trading on the New York Stock Exchange under the symbol “ATV”, and have been listed since May 3, 2007. The following table sets forth the high and low daily closing trading prices of our ADSs on the New York Stock Exchange for the periods indicated:

	Price per ADS (US$)
	High	Low
Annual:
2009	5.98	2.97
2010	7.30	3.04
2011	5.85	3.52
2012	4.54	2.21
2013	2.97	1.42

Quarterly:
First Quarter, 2011	5.00	4.01
Second Quarter, 2011	5.85	4.14
Third Quarter, 2011	5.80	3.52
Fourth Quarter, 2011	5.10	3.83
First Quarter, 2012	4.54	4.05
Second Quarter, 2012	4.44	2.72
Third Quarter, 2012	3.67	2.50
Fourth Quarter, 2012	2.77	2.21
First Quarter, 2013	2.92	2.46
Second Quarter, 2013	2.78	1.91
Third Quarter, 2013	2.50	2.10
Fourth Quarter, 2013	2.35	1.44
First Quarter, 2014	1.89	1.45

Monthly
November 2013	1.98	1.44
December 2013	1.72	1.47
January 2014	1.59	1.50
February 2014	1.89	1.45
March 2014	1.78	1.61
April 2014 (through April 16, 2014)	1.79	1.50

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

The Operating Rules for Foreign Exchange Issues with Regard to Direct Investment under Capital Account, or the Operating Rules, an appendix to the Notice on Further Improving and Adjusting Foreign Exchange Administration Policies on Direct Investment promulgated by SAFE on November 19, 2012 provides in detail the procedures, required documents and review standard of foreign exchange registration regarding financing and round-trip investment by domestic residents through offshore special-purpose companies.

As a result of the uncertainties relating to Notice 75 and Operating Rules, we cannot predict how these regulations will affect our business operations or strategies. For example, our present or future PRC subsidiaries’ ability to conduct foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, may be subject to compliance with such SAFE registration requirements by relevant PRC residents, over whom we have no control. In addition, we cannot assure you that any such PRC residents will be able to complete the necessary approval and registration procedures required by the SAFE regulations. We require all shareholders in Acorn International who are PRC residents to comply with any SAFE registration requirements and we understand that the relevant shareholders have registered their offshore investment in us with Shanghai SAFE, but we have no control over either our shareholders or the outcome of such registration procedures. Such uncertainties may restrict our ability to implement our acquisition strategy and adversely affect our business and prospects.

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

Subject to the “Passive Foreign Investment Company” discussion below, if we do make distributions and you are a U.S. Holder, the gross amount of any distributions with respect to your ADSs and ordinary shares (including the amount of any taxes withheld therefrom) will generally be includible in your gross income on the day you actually or constructively receive such income as dividend income if the distributions are made from our current or accumulated earnings and profits, calculated according to U.S. federal income tax principles. However, if you are a non-corporate U.S. Holder, including an individual, and have held your ADSs and ordinary shares for a sufficient period of time, certain dividend distributions on our ADSs and ordinary shares will generally constitute qualified dividend income taxed at a reduced rate of taxation as long as our ADSs continue to be readily tradable on the New York Stock Exchange. However, based on existing guidance, it is not entirely clear whether dividends you receive with respect to the ordinary shares will be taxed as qualified dividend income, because the ordinary shares are not themselves listed on a U.S. exchange. You should consult your own tax advisor as to the rate of tax that will apply to you with respect to dividend distributions, if any, you receive from us.

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

We believe we were classified as a PFIC for U.S. federal income tax purposes in the taxable year ended December 31, 2013. Although we intend to conduct our business activities in a manner to reduce the risk of our classification as a PFIC in the future, we currently hold, and expect to continue to hold, a substantial amount of cash and other passive assets, and, because the value of our assets is likely to be determined in large part by reference to the market prices of our ADSs and ordinary shares, which are likely to fluctuate, there can be no assurance that we will not continue to be classified as a PFIC for 2014 or any future taxable year.

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

If we were a PFIC in any taxable year during which your held our ADSs or ordinary shares, under certain attribution rules, you will be deemed to own your proportionate share of lower-tier PFICs, and will be subject to U.S. federal income tax on (a) a distribution on the shares of a lower-tier PFIC and (b) a disposition of shares of a lower-tier PFIC, both as if you directly held the shares of such lower-tier PFIC. In addition, no distribution that you receive from us would qualify for taxation at the reduced rate of taxation discussed in the “—Dividends on ADSs and Ordinary Shares” section above.

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

Since we believe we were classified as a PFIC for the 2013 taxable year, we may arrange to provide a PFIC annual information statement (including information for lower tier PFICs) to U.S. Holders upon their request. We may post this 2013 statement on our corporate website in the “Investor Relations” section. Information contained on our website does not constitute a part of this annual report. If not posted on our corporate website, you would have to contact the Company to make a request. If you decide to make a QEF election, it must be made on or before the due date for filing your U.S. federal income tax return (including extensions) for the 2013 taxable year or the first year to which the QEF election will apply.

You are urged to consult your own tax advisor concerning the making of such a QEF election and in particular with regard to the application of the “excess distribution” rules to you on any gain realized on the disposition or deemed disposition of your ADSs or ordinary shares, regardless of whether we continue to be a PFIC in the year in which you receive an “excess distribution” or dispose of or are deemed to dispose of your ADSs or ordinary shares should you not make the QEF election with respect to the 2013 taxable year.

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

You can also obtain copies of this annual report on Form 20-F by mail from the Public Reference Section of the Securities and Exchange Commission, 100 F Street, N.E., Washington D.C. 20549, at prescribed rates. Additionally, copies of this material may be obtained from the Securities and Exchange Commission’s Internet site at http://www.sec.gov . The Commission’s telephone number is 1-800-SEC-0330.

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

Interest Rate Risk

As of December 31, 2013, our outstanding borrowing balance was $8,502,198. If we borrow money in future periods, we may be exposed to interest rate risk. We believe our exposure to interest rate risk and other relevant market risks is not material.

Inflation

Inflation in China has not materially impacted our results of operations in recent years. According to the National Bureau of Statistics of China, the change of consumer price index in China was 5.5%, 2.6% and 2.6% in 2011, 2012 and 2013, respectively.

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

Fees Payable by the Depositary to Us

From January 1, 2013 to March 31, 2014, we received from the depositary a reimbursement of $39,459.66, after deduction of applicable US taxes for certain expenses related to the maintenance of the ADR program, including annual stock exchange listing fees, legal service fee, and our expenses incurred in connection with investor relations programs, as well as expenses of $12,752.03, after deduction of applicable US taxes for settlement infrastructure fees and proxy process fees.

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

Our management, with the participation of our chief executive officer and our principal financial and accounting officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) or 15d-15(e) promulgated under the Exchange Act) at December 31, 2013. Based on that evaluation, our CEO and principal financial and accounting officer concluded that our disclosure controls and procedures required by paragraph (b) of Rules 13a-15 or 15d-15 were effective as of December 31, 2013.

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

Our management performed an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2013, utilizing the criteria discussed in “Internal Control—Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our management’s assessment, we concluded that our internal control over financial reporting was effective as of December 31, 2013.

Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our audit committee consists of Eric Zhenyu He, William Liang and Gordon Xiaogang Wang and is chaired by Eric Zhenyu He. Mr. He who has accounting and financial management expertise, is an “audit committee financial expert” as defined in Item 401(h) of Regulation S-K under the Securities Act. Each of these directors satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE and Rule 10A-3 under the Exchange Act.

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

The following table sets forth the aggregate fees by specified category in connection with certain professional services rendered by Deloitte Touche Tohmatsu CPA Ltd., our principal external auditors, which had changed its official name to Deloitte Touche Tohmatsu Certified Public Accountants LLP on January 1, 2013, for the periods indicated. We did not pay any other fees to our auditors during the periods indicated below.

	2012	2013
Audit fees(1)	$600,000	$600,000
Audit-related fees(2)	3,600	2,000
Tax fees(3)	65,000	$74,318
All other fees	—	—

(1)

“Audit fees” means the aggregate fees billed for professional services rendered by our principal auditors for the assurance and related services. The audit fee for 2012 and 2013 mainly represents audit and review of financial statements.

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

We had, through our wholly-owned subsidiary China DRTV, Inc., agreed to purchase via a negotiated transaction a total of 7,859,550 ordinary shares (equivalent to 2,619,850 ADSs) in the form of both ordinary shares and ADSs from a limited number of former company employees and their affiliates, which represented the entire shareholdings in the Company held by such individuals. The purchase price of $1.1 per ordinary share (equivalent to $3.3 per ADS) was established based on, among other factors, a discount of 15.2 % to the Company’s cash assets value per share as of September 30, 2012, and the total cash consideration for the purchase was approximately $8.6 million. The transaction was reviewed and approved by our board of directors (none of whom has an interest in the transaction), and was closed on March 22, 2013. The table below details our purchases of our own equity securities during the period covered by this annual report.

Period	Total number of ADSs purchased	Average share price paid per ADS	Total purchase price paid
12/01/2012 – 12/31/2012	2,619,850 ADSs	$3.3	$8,645,505

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

As a foreign private issuer with shares listed on the NYSE, we are subject to corporate governance requirements imposed by the NYSE. Under Section 303A of the NYSE’s Listed Company Manual, NYSE listed non-US companies may, in general, follow their home country corporate governance practices in lieu of some of the NYSE corporate governance requirements. We are committed to a high standard of corporate governance. As such, we endeavor to comply with most of the NYSE corporate governance practices. However, the following are the ways in which our current corporate governance practices differ from NYSE corporate governance requirements since the laws of Cayman Islands do not require such compliance:

•	Our corporate governance and nominating committee of our board of directors is not comprised entirely of independent directors.

•	Our compensation committee of our board of directors is not comprised entirely of independent directors.

We may in the future determine to voluntarily comply with one or more of the foregoing provisions as required by NYSE’s Listed Company Manual.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report.

ITEM 19.	EXHIBITS

EXHIBITS INDEX

Exhibit Number	Description
1.1*	Amended and Restated Memorandum and Articles of Association of Acorn International, Inc.

2.1*	Specimen American Depositary Receipt

2.2*	Specimen Certificate for Ordinary Shares

2.3**	Form of Deposit Agreement among Acorn International, Inc., Citibank, N.A., and holders and beneficial owners of American Depositary Shares issued thereunder

4.1*	2006 Equity Incentive Plan

4.2*	Forms of option grant agreements and form of SARs Award Agreement

4.3*	Form of Indemnification Agreement with the directors of Acorn International, Inc.

4.4*	Form of Employment Agreement of Acorn International, Inc.

4.5*	Joint Venture Contract between Acorn Information Technology (Shanghai) Co., Ltd. and Shanghai Yimeng Digital Technology Co., Ltd. dated December 9, 2005

4.6*	Exclusive Partnership Agreement between Global Infomercial Services, Inc. and Acorn International, Inc.

4.7*	Loan Agreement dated November 29, 2011 by and among Acorn Information Technology (Shanghai) Co., Ltd., Don Dongjie Yang and Weiguo Ge

4.8*	Operation and Management Agreement dated November 29, 2011 by and among Acorn Information Technology (Shanghai) Co., Ltd., Beijing Acorn Trade Co., Ltd., Don Dongjie Yang and Weiguo Ge

4.9*

Operation and Management Agreement dated November 29, 2011 by and among Acorn Information Technology (Shanghai) Co., Ltd., Shanghai Acorn Network Technology Development Co., Ltd., Don Dongjie Yang and Weiguo Ge

4.10*

Equity Pledge Agreement dated November 29, 2011 among Acorn Information Technology (Shanghai) Co., Ltd., Don Dongjie Yang and Weiguo Ge in connection with shares of Shanghai Acorn Network Technology Development Co., Ltd.

4.11*	Equity Pledge Agreement dated November 29, 2011 among Acorn Information Technology (Shanghai) Co., Ltd., Don Dongjie Yang and Weiguo Ge in connection with shares of Beijing Acorn Trade Co., Ltd.

4.12*	Exclusive Purchase Agreement dated November 29, 2011 among Acorn Information Technology (Shanghai) Co., Ltd., Don Dongjie Yang, Weiguo Ge and Beijing Acorn Trade Co., Ltd.

Exhibit Number	Description

4.13*	Exclusive Purchase Agreement dated November 29, 2011 among Acorn Information Technology (Shanghai) Co., Ltd., Don Dongjie Yang, Weiguo Ge and Shanghai Acorn Network Development Technology Co., Ltd.

4.14*

Power of Attorney dated November 29, 2011 issued by Don Dongjie Yang and Weiguo Ge in favor of designees of Acorn Information Technology (Shanghai) Co., Ltd. in connection with Shanghai Acorn Network Technology Development Co., Ltd.

4.15*

Power of Attorney dated November 29, 2011 issued by Don Dongjie Yang and Weiguo Ge in favor of designees of Acorn Information Technology (Shanghai) Co., Ltd. in connection with Beijing Acorn Trade Co., Ltd.

4.16*	Letter of Consent dated November 29, 2011 issued by Wenjun Hu

4.17*	Letter of Consent dated November 29, 2011 issued by Zhongqiu Cui

4.18	Loan Agreement dated September 23, 2013 by and among Shanghai HJX Digital Technology Co., Ltd., Don Dongjie Yang and Weiguo Ge

4.19	Operation and Management Agreement dated December 17, 2013 by and among Shanghai HJX Digital Technology Co., Ltd., Shanghai HJX Electronic Technology Co., Ltd., Don Dongjie Yang and Weiguo Ge

4.20	Operation and Management Agreement dated September 23, 2013 by and among Shanghai HJX Digital Technology Co., Ltd., Beijing HJX Technology Development Co., Ltd., Don Dongjie Yang and Weiguo Ge

4.21	Equity Pledge Agreement dated December 17, 2013 by and among Shanghai HJX Digital Technology Co., Ltd., Don Dongjie Yang and Weiguo Ge

4.22	Equity Pledge Agreement dated September 23, 2013 by and among Shanghai HJX Digital Technology Co., Ltd., Don Dongjie Yang and Weiguo Ge

4.23	Exclusive Purchase Agreement dated December 17, 2013 by and among Shanghai HJX Digital Technology Co., Ltd., Shanghai HJX Electronic Technology Co., Ltd., Don Dongjie Yang and Weiguo Ge

4.24	Exclusive Purchase Agreement dated September 23, 2013 by and among Shanghai HJX Digital Technology Co., Ltd., Beijing HJX Technology Development Co., Ltd., Don Dongjie Yang and Weiguo Ge

4.25

Power of Attorney dated December 17, 2013 issued by Don Dongjie Yang and Weiguo Ge in favor of designees of Shanghai HJX Digital Technology Co., Ltd. in connection with HJX Electronic Technology Co., Ltd.

4.26

Power of Attorney dated September 23, 2013 issued by Don Dongjie Yang and Weiguo Ge in favor of designees of Shanghai HJX Digital Technology Co., Ltd. in connection with Beijing HJX Technology Development Co., Ltd.

4.27	Exclusive Technical Service Agreement dated December 17, 2013 by and among Shanghai HJX Digital Technology Co., Ltd. and Shanghai HJX Electronic Technology Co., Ltd.

4.28	Exclusive Technical Service Agreement dated September 23, 2013 by and among Shanghai HJX Digital Technology Co., Ltd. and Beijing HJX Technology Development Co., Ltd.

4.29	Letter of Consent dated September 23, 2013 issued by Wenjun Hu

4.30	Letter of Consent dated September 23, 2013 issued by Zhongqiu Cui

Exhibit Number	Description

4.31	Letter of Consent dated May 25, 2013 issued by Wenjun Hu

4.32

Power of Attorney dated May 25, 2013 issued by Don Dongjie Yang and Weiguo Ge in favor of designees of Acorn Information Technology (Shanghai) Co., Ltd. in connection with Shanghai Acorn Network Technology Development Co., Ltd.

4.33

Power of Attorney dated May 25, 2013 issued by Don Dongjie Yang and Weiguo Ge in favor of designees of Acorn Information Technology (Shanghai) Co., Ltd. in connection with Beijing Acorn Trade Co., Ltd.

8.1	List of subsidiaries

11.1*	Code of Business Conduct and Ethics of Acorn International, Inc.

12.1	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

23.1	Consent of Commerce & Finance

23.2	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

*	Previously filed as an exhibit to the Registration Statement on F-1 registration (File No. 333-141860), as amended, initially filed with the Securities and Exchange Commission on April 3, 2007.
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

Date: April 17, 2014

ACORN INTERNATIONAL, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF

ACORN INTERNATIONAL, INC.

We have audited the accompanying consolidated balance sheets of Acorn International, Inc. and its subsidiaries and variable interest entities (collectively, the “Group”) as of December 31, 2012 and 2013, and the related consolidated statements of operations, comprehensive income (loss), changes in equity, and cash flows for each of the three years in the period ended December 31, 2013 and related financial statement schedule included in schedule I. These financial statements and related financial statement schedule are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements and related financial statement schedule based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Acorn International, Inc. and its subsidiaries and variable interest entities as of December 31, 2012 and 2013, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects, the information set forth therein.

/s/    Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, China

April 17, 2014

ACORN INTERNATIONAL, INC.

CONSOLIDATED BALANCE SHEETS

(In US dollars, except share data)

	December 31,
	2012	2013
Assets
Current assets:
Cash and cash equivalents	$90,975,155	$82,552,314
Restricted cash	246,599	347,718
Short-term investments	10,271,142	—
Accounts receivable, net of allowance for doubtful accounts of $4,127,947 and $3,508,859 as of December 31, 2012 and 2013, respectively	14,279,638	6,097,658
Notes receivable	127,859	—
Inventory	22,619,874	16,647,060
Prepaid advertising expenses	8,562,723	3,214,784
Other prepaid expenses and current assets, net of allowance for doubtful accounts of $123,823 and $127,653 as of December 31, 2012 and 2013, respectively	12,144,929	6,901,302
Deferred tax assets, net	281,391	847,696

Total current assets	159,509,310	116,608,532
Prepaid land use right	7,952,068	8,019,857
Property and equipment, net	29,002,372	29,755,082
Acquired intangible assets, net	1,796,366	1,480,363
Investments in affiliates	8,111,603	8,202,374
Restricted cash	—	9,677,049
Other long-term assets	1,024,845	1,610,456

Total assets	$207,396,564	$175,353,713

Liabilities and equity
Current liabilities:
Accounts payable	$11,137,295	$13,368,777
Accrued expenses and other current liabilities	13,571,654	13,107,760
Notes payable	700,024	1,148,125
Income taxes payable	449,426	1,308,616
Deferred revenue	903,945	787,273

Total current liabilities	26,762,344	29,720,551
Long-term debt	—	8,502,198
Deferred tax liability	833,042	858,811

Total liabilities	27,595,386	39,081,560

Commitments and contingencies (Note 17)
Equity:
Acorn International, Inc. shareholders’ equity:
Ordinary shares ($0.01 par value; 100,000,000 shares authorized 94,617,509 and 94,937,174 shares issued and 89,989,676 and 82,449,791 shares outstanding as of December 31, 2012 and 2013, respectively)	946,175	949,372
Additional paid-in capital	161,056,595	161,499,810
Accumulated deficits	(1,965,802)	(41,861,680)
Accumulated other comprehensive income	30,720,703	35,284,912
Treasury stock, at cost (4,627,833 and 12,487,383 shares as of December 31, 2012 and 2013, respectively)	(11,463,946)	(20,109,451)

Total Acorn International, Inc. shareholders’ equity	179,293,725	135,762,963
Noncontrolling interests	507,453	509,190

Total equity	179,801,178	136,272,153

Total liabilities and equity	$207,396,564	$175,353,713

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

	December 31,
	2012	2013
Assets of consolidated VIEs:
Current assets:
Cash and cash equivalents	$5,060,738	$5,932,591
Restricted cash	106,595	118,093
Accounts receivable, net of allowance for doubtful accounts of $3,007,592 and $2,500,828 as of December 31, 2012 and 2013, respectively	7,998,989	3,311,055
Inventory	2,787,804	1,230,441
Prepaid advertising expenses	776,072	—
Other prepaid expenses and current assets	2,813,473	1,999,697
Deferred tax assets, net	—	72,209

Total current assets	19,543,671	12,664,086
Property and equipment, net	6,292,690	7,083,690

Total assets of consolidated VIEs	$25,836,361	$19,747,776

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

	December 31,
	2012	2013
Liabilities of consolidated VIEs:
Current liabilities:
Accounts payable	$430,316	$288,225
Accrued expenses and other current liabilities	5,708,131	4,843,541
Deferred revenue	903,836	787,198

Total liabilities of consolidated VIEs	$7,042,283	$5,918,964

The accompanying notes are an integral part of these consolidated financial statements.

ACORN INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In US dollars, except share data)

	For the years ended December 31,
	2011	2012	2013
Revenues:
Direct sales, net	$291,524,509	$193,614,500	$136,416,423
Distribution sales, net	70,533,404	48,959,174	48,294,457

Total revenues, net	362,057,913	242,573,674	184,710,880

Cost of revenues:
Direct sales	160,359,667	96,471,502	57,445,266
Distribution sales	45,584,141	35,475,084	35,046,146

Total cost of revenues	205,943,808	131,946,586	92,491,412

Gross profit	156,114,105	110,627,088	92,219,468

Operating (expenses) income
Advertising expenses	(68,562,714)	(58,337,710)	(51,730,624)
Other selling and marketing expenses	(59,854,030)	(50,346,118)	(54,873,872)
General and administrative expenses	(31,680,711)	(27,070,799)	(30,680,912)
Other operating income, net	5,083,568	3,276,753	2,614,561

Total operating expenses	(155,013,887)	(132,477,874)	(134,670,847)

Income (loss) from operations	1,100,218	(21,850,786)	(42,451,379)
Other income	7,821,914	5,755,017	3,394,476

Income (loss) before income taxes and equity in losses of affiliates	8,922,132	(16,095,769)	(39,056,903)
Income tax expenses	(3,110,996)	(1,822,626)	(645,763)
Equity in losses of affiliates	(771,720)	—	(205,567)

Net income (loss)	5,039,416	(17,918,395)	(39,908,233)
Net income (loss) attributable to noncontrolling interests	(83,843)	7,679	(12,355)

Net income (loss) attributable to Acorn International, Inc. shareholders	$5,123,259	$(17,926,074)	$(39,895,878)

Income (loss) per ordinary share:
Basic	$0.06	$(0.20)	$(0.47)

Diluted	$0.06	$(0.20)	$(0.47)

Shares used in calculating income (loss) per ordinary share:
Basic	89,629,395	89,965,979	84,115,169
Diluted	89,796,835	89,965,979	84,115,169
Includes share-based compensation related to:
General and administrative expenses	$129,673	$424,445	$446,412

The accompanying notes are an integral part of these consolidated financial statements.

ACORN INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(In US dollars, except share data)

	For the years ended December 31,
	2011	2012	2013
Net income (loss)	$5,039,416	$(17,918,395)	$(39,908,233)
Other comprehensive income, net of tax
Unrealized losses on available-for-sale securities	(65,935)	—	—
Gains on disposition of available-for-sale securities	(546,642)	—	—
Foreign currency translation adjustments	8,338,882	400,568	4,578,301

Comprehensive income (loss)	12,765,721	(17,517,827)	(35,329,932)
Comprehensive income (loss) attributable to non-controlling interest	(198,288)	8,400	1,737

Comprehensive income (loss) attributable to Acorn International, Inc.	12,964,009	(17,526,227)	(35,331,669)

The accompanying notes are an integral part of these consolidated financial statements.

ACORN INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In US dollars, except share data)

	Acorn International, Inc. shareholders’ equity
	Ordinary shares		Additional paid-in capital	Retained earnings (Accumulated deficits)	Accumulated other comprehensive income	Treasury stock, at cost		Total	Noncontrolling interests	Total equity
	Shares	Amount				Shares	Amount
Balance at January 1, 2011	93,904,748	$939,047	$159,630,208	$10,837,013	$22,480,106	(4,627,833)	$(11,463,946)	$182,422,428	$1,396,871	$183,819,299
Net income (loss)	—	—	—	5,123,259	—	—	—	5,123,259	(83,843)	5,039,416
Unrealized gains (losses) on available-for-sale securities	—	—	—	—	21,965	—	—	21,965	(87,900)	(65,935)
Gains on disposition of available-for-sale securities	—	—	—	—	(499,019)	—	—	(499,019)	(47,623)	(546,642)
Foreign currency translation adjustments	—	—	—	—	8,317,804	—	—	8,317,804	21,078	8,338,882
Exercise of stock options	556,581	5,566	873,831	—	—	—	—	879,397	—	879,397
Exercise of restricted share units	105,288	1,053	(1,053)	—	—	—	—	—	—	—
Share-based compensation	—	—	129,673	—	—	—	—	129,673	—	129,673
Noncontrolling interests derecognized upon deconsolidation of Acorn Hong Kong	—	—	—	—	—	—	—	—	(699,530)	(699,530)

Balance at December 31, 2011	94,566,617	$945,666	$160,632,659	$15,960,272	$30,320,856	(4,627,833)	$(11,463,946)	$196,395,507	$499,053	$196,894,560
Net income (loss)	—	—	—	(17,926,074)	—	—	—	(17,926,074)	7,679	(17,918,395)
Foreign currency translation adjustments	—	—	—	—	399,847	—	—	399,847	721	400,568
Exercise of restricted share units	50,892	509	(509)	—	—	—	—	—	—	—
Share-based compensation	—	—	424,445	—	—	—	—	424,445	—	424,445

Balance at December 31, 2012	94,617,509	$946,175	$161,056,595	$(1,965,802)	$30,720,703	(4,627,833)	$(11,463,946)	$179,293,725	$507,453	$179,801,178
Net loss	—	—	—	(39,895,878)	—	—	—	(39,895,878)	(12,355)	(39,908,233)
Foreign currency translation adjustments	—	—	—	—	4,564,209	—	—	4,564,209	14,092	4,578,301
Repurchase of ordinary shares	—	—	—	—	—	(7,859,550)	(8,645,505)	(8,645,505)	—	(8,645,505)
Exercise of restricted share units	319,665	3,197	(3,197)	—	—	—	—	—	—	—
Share-based compensation	—	—	446,412	—	—	—	—	446,412	—	446,412

Balance at December 31, 2013	94,937,174	$949,372	$161,499,810	$(41,861,680)	$35,284,912	(12,487,383)	$(20,109,451)	$135,762,963	$509,190	$136,272,153

The accompanying notes are an integral part of these consolidated financial statements.

ACORN INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In US dollars, except share data)

	For the years ended December 31,
	2011	2012	2013
Operating activities:
Net income (loss)	$5,039,416	$(17,918,395)	$(39,908,233)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Share-based compensation	129,673	424,445	446,412
Equity in losses of affiliates	771,720	—	205,567
Capital gain upon dilution on CBG’shares	—	—	(85,629)
Gains from sale of investment in affiliate	(5,421,753)	—	—
Gains from sale of long-term investment	(546,642)	—	—
Gains from sale of Acorn Hong Kong	(55,379)	—	—
Losses on change in fair value of derivative assets	306,483	—	—
Allowance for doubtful receivables	3,581,208	(50,746)	(615,258)
Inventory write-downs	445,299	270,902	3,856,608
Depreciation and amortization	5,149,627	4,510,935	4,548,923
Gains from disposal of equipment and other long-term assets	154,602	79,533	78,534
Deferred income tax expenses (benefits)	932,962	3,182,139	(555,133)
Gains on trading securities	(417,547)	(601,793)	(222,532)
Accrued interests on available-for-sale securities	(212,000)	—	—
Accrued interests on long-term debt	—	—	152,931
Accrued interests on restricted cash	—	—	(294,966)
Changes in operating assets and liabilities:
Purchase of trading securities	(9,795,547)	—	—
Proceeds from sales of trading securities	11,002,424	349,338	10,647,996
Accounts receivable	(4,878,806)	2,443,987	8,801,068
Notes receivable	1,645,263	(127,859)	127,859
Inventory	(10,662,903)	9,997,869	2,116,206
Prepaid advertising expenses	(3,221,908)	3,092,199	5,347,939
Other prepaid expenses and current assets	(526,185)	(2,043,307)	4,961,785
Purchase of prepaid land use right	(491,281)	—	—
Accounts payable	8,169,619	(9,886,512)	2,231,482
Accrued expenses and other current liabilities	7,648,797	(5,338,524)	(564,627)
Notes payable	2,199,548	(3,711,816)	448,101
Income taxes payable	(74,880)	(3,154,387)	859,190
Deferred revenue	—	903,945	(116,672)

Net cash provided by (used in) operating activities	$10,871,810	$(17,578,047)	$2,467,551

Investing activities:
Purchase of property and equipment	(12,490,728)	(2,530,606)	(3,421,032)
Proceeds from disposal of equipment	128,575	14,878	7,997
Purchase of other long-term assets	(715,377)	(390,807)	(560,584)
Proceeds from disposal of other long-term assets	416,345	—	—
Investments in an affiliate	—	(1,300,000)	—
Sale of investments in affiliates	6,106,399	—	—
Sale of long-term investment	8,572,520	—	—
Disposal of Acorn Hong Kong	(653,353)	—	—
Decrease (increase) in restricted cash	669,030	1,310,253	(9,900,842)

Net cash provided by (used in) investing activities	$2,033,411	$(2,896,282)	$(13,874,461)

ACORN INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)

(In US dollars, except share data)

	For the years ended December 31,
	2011	2012	2013
Financing activities:
Increase in long-term debt	—	—	8,450,000
Repurchase of ordinary shares	—	—	(8,645,505)
Dividends paid	(14,710)	(467)	—
Proceeds from exercise of stock options	879,397	—	—

Net cash provided by (used in) financing activities	$864,687	$(467)	$(195,505)

Effect of exchange rate changes	$5,742,839	$269,812	$3,179,574

Net increase (decrease) in cash and cash equivalents	$19,512,747	$(20,204,984)	$(8,422,841)
Cash and cash equivalents at the beginning of the year	91,667,392	111,180,139	90,975,155

Cash and cash equivalents at the end of the year	$111,180,139	$90,975,155	$82,552,314

Supplemental disclosure of cash flow information:
Income taxes paid	$3,302,300	$1,734,442	$456,077

Interest paid	$—	$—	$100,733

The accompanying notes are an integral part of these consolidated financial statements.

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In US dollars, except share data, unless otherwise stated)

1. Organization and principal activities

Acorn International, Inc. (“Acorn International”) was incorporated in Cayman Islands on December 20, 2005. China DRTV, Inc. (“China DRTV”) was incorporated in the British Virgin Islands (“BVI”) on March 4, 2004.

Acorn International and its subsidiaries and variable interest entities (“VIEs”) (collectively, the “Group”) is an integrated multi-platform marketing company in China which develops, promotes and sells products. The Group’s two primary sales platforms are integrated direct sales and a nationwide distribution network. Direct sales platforms include TV direct sales, outbound calls, Internet sales, catalogs sales and direct sales through print media and radio.

Consolidated subsidiaries and changes to consolidated subsidiaries

As of December 31, 2013, the subsidiaries of Acorn International were as follows:

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

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

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

In January 2013, Shanghai Acorn Enterprise Management Consulting Co., Ltd. (“Acorn Consulting”), a previously consolidated subsidiary of the Group, was deregistered and the Group ceased to consolidate Acorn Consulting upon the completion of this deregistration.

VIE Arrangements

As of December 31, 2013, the variable interest entities of Acorn International were as follows:

Name of variable interest entities	Date of incorporation	Place of incorporation
Beijing Acorn Trade Co., Ltd. (“Beijing Acorn”)	March 19, 1998	PRC
Shanghai Acorn Network Technology Development Co., Ltd. (“Shanghai Network”)	November 2, 2004	PRC
Beijing HJX Technology Development Co., Ltd. (“Beijing HJX”)	September 16, 2013	PRC
Shanghai HJX Electronic Technology Co., Ltd. (“HJX Electronic”)	December 3, 2013	PRC

Due to the complicated and lengthy approval process and uncertain position of the Ministry of Commerce of People’s Republic of China (“PRC”) towards approving investment in direct sale business by foreign investors under the Administrative Measures on Foreign Investment in Commercial Sector, Acorn International conducts its direct sales other than Ozing product direct sales through two VIEs (Beijing Acorn and Shanghai Network) which hold direct sales licenses. The two VIEs are owned 100% by two PRC nationals: Yang Dongjie (or Don Dongjie Yang), Acorn International’s co-founder, Chief Executive Officer (“CEO”) and director, and Mr. Weiguo Ge, one of the assistant general managers of our finance department. Each of the two VIEs was established by the two shareholders on behalf, and for the exclusive benefits of Acorn International. Acorn Information, a wholly-owned subsidiary of Acorn International, entered into various agreements with each of the two VIEs and their shareholders, including (i) Irrevocable Powers of Attorney, under which each of the two shareholders of the VIEs granted to designees of Acorn Information the power to exercise all voting rights as a shareholder of the VIEs, (ii) Loan Agreement, under which Acorn Information made interest-free loans to the shareholders of the VIEs in an aggregate amount of approximately RMB162.5 million (equivalent to US$26.7 million) and agreed to make additional interest-free loans not exceeding approximately RMB30.4 million (equivalent to US$5.0 million) for capital contributions by the shareholders in the VIEs, (iii) Operation and Management Agreements, under which the parties thereto agreed that Acorn Information directs the day-to-day operational and financial activities of the VIEs, each of the directors, general managers and

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In US dollars, except share data, unless otherwise stated)

1. Organization and principal activities—(Continued)

VIE Arrangements—(Continued)

other senior management personnel of these affiliated entities will be appointed as nominated by Acorn Information, and that the VIEs do not conduct any transactions which might substantially affect their assets, obligations, rights and business operations without the prior written consent of Acorn Information, (iv) Equity Pledge Agreements, under which the shareholders of the VIEs pledged all of their equity interests in the VIEs to Acorn Information as collateral to guarantee the performance of the VIEs under the Operation and Management Agreements and the Technical Services Agreements as described below, as well as their personal obligations under the Loan Agreement, (v) Exclusive Purchase Agreements, under which the shareholders of the VIEs irrevocably granted Acorn Information or its designees an exclusive option to purchase at any time if and when permitted under PRC law, all or any portion of their equity interests in the VIEs for a price that is the minimum amount permitted by PRC law, (vi) Technical Service Agreements, under which Acorn Information became the exclusive provider of technical support and consulting services to the VIEs in exchange for service fees, and (vii) Spouse Consent Letters, pursuant to which the spouse of each of the shareholders of these two affiliated entities acknowledges that she is aware of, and consents to, the execution by her spouse of irrevocable powers of attorney, equity pledge agreements and the exclusive purchase agreements described above and, with respect to establishment, grant and performance of the above irrevocable powers of attorney, equity pledge and the exclusive purchase, each spouse further agrees that, whether at present or in the future, she will not take any actions or raise any claims or objection.

Through the above arrangements, Acorn Information holds all the variable interests of the two VIEs and has power to direct the activities that most significantly impact the economic success of the VIEs and absorbs the majority of the economic risks and rewards of the VIEs through service fees. The nominal shareholders lack the ability to make decisions that have a significant effect on the VIEs’ operations and do not absorb the expected losses because the capital of the VIEs were funded using loans borrowed from Acorn Information. Therefore, Acorn International is the primary beneficiary of the two VIEs and accordingly, the financial statements of Beijing Acorn and Shanghai Network have been consolidated with Acorn International as its subsidiaries since VIE structure were established.

Due to the aforesaid complicated and lengthy approval process and uncertain position of the Ministry of Commerce of PRC towards approving investment in direct sale business by foreign investors as well as certain restrictions or prohibitions on foreign ownership of companies that engage in internet and other related businesses imposed by current PRC laws and regulations, including the provision of internet content, in 2013, Acorn International set up two new VIEs, Beijing HJX and HJX Electronic, and began to conduct its internet interactive service through Beijing HJX which hold the service license of telecommunication and information operation, and its Ozing product direct sales through HJX Electronic. The two new VIEs are also owned 100% by Mr. Yang Dongjie and Mr. Weiguo Ge. Each of the two VIEs was established by the two shareholders on behalf, and for the exclusive benefits of Acorn International. Shanghai HJX, a wholly-owned subsidiary of Acorn International, entered into various agreements with each of the two VIEs and their shareholders, including (i) Irrevocable Powers of Attorney, under which each of the two shareholders of the VIEs granted to designees of Shanghai HJX the power to exercise all voting rights as a shareholder of the VIEs, (ii) Loan Agreement, under which Shanghai HJX made interest-free loans to the shareholders of the VIEs in an aggregate amount of approximately RMB53.0 million (equivalent to US$8.7 million) for capital contributions by the shareholders in the VIEs, (iii) Operation and Management Agreements, under which the parties thereto agreed that Shanghai HJX directs the day-to-day operational and financial activities of the VIEs, each of the directors, general managers and other senior management personnel of these affiliated entities will be appointed as nominated by

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In US dollars, except share data, unless otherwise stated)

1. Organization and principal activities—(Continued)

VIE Arrangements—(Continued)

Shanghai HJX , and that the VIEs do not conduct any transactions which might substantially affect their assets, obligations, rights and business operations without the prior written consent of Shanghai HJX, (iv) Equity Pledge Agreements, under which the shareholders of the VIEs pledged all of their equity interests in the VIEs to Shanghai HJX as collateral to guarantee the performance of the VIEs under the Operation and Management Agreements and the Technical Services Agreements as described below, as well as their personal obligations under the Loan Agreement, (v) Exclusive Purchase Agreements, under which the shareholders of the VIEs irrevocably granted Shanghai HJX or its designees an exclusive option to purchase at any time if and when permitted under PRC law, all or any portion of their equity interests in the VIEs for a price that is the minimum amount permitted by PRC law, (vi) Technical Service Agreements, under which Shanghai HJX became the exclusive provider of technical support and consulting services to the VIEs in exchange for service fees, and (vii) Spouse Consent Letters, pursuant to which the spouse of each of the shareholders of these two affiliated entities acknowledges that she is aware of, and consents to, the execution by her spouse of irrevocable powers of attorney, equity pledge agreements and the exclusive purchase agreements described above and with respect to establishment, grant and performance of the above irrevocable powers of attorney, equity pledge and the exclusive purchase, each spouse further agrees that, whether at present or in the future, she will not take any actions or raise any claims or objection.

Through the above arrangements, Shanghai HJX holds all the variable interests of the two VIEs and has power to direct the activities that most significantly impact the economic success of the VIEs and absorbs the majority of the economic risks and rewards of the VIEs through service fees. The nominal shareholders lack the ability to make decisions that have a significant effect on the VIEs’ operations and do not absorb the expected losses because the capital of the VIEs were funded using loans borrowed from Shanghai HJX. Therefore, Acorn International is the primary beneficiary of the two VIEs and accordingly, the financial statements of Beijing HJX and HJX Electronic have been consolidated with Acorn International as its subsidiaries since the VIE structure were established.

The Group believes that its current ownership structure, and the contractual arrangements that Acorn Information and Shanghai HJX entered into with the consolidated VIEs and their equity owners are in compliance with existing PRC laws and regulations according to the opinions of the Group’s PRC legal counsel. The contractual arrangements among Acorn Information and the two VIEs and their shareholders, Shanghai HJX and the two VIEs and their shareholders are valid, binding and enforceable. However, there are uncertainties regarding the interpretation and application of current and future PRC laws and regulations. The PRC competent regulatory authorities may take a view in the future that is contrary to the above opinions of the Group’s PRC legal counsel. If the current agreements that establish the structure for conducting the Group’s PRC direct sales business and internet interactive service were found to be in violation of existing or future PRC laws or regulations, the Group may be required to restructure its ownership structure and direct sales and internet interactive service operations in the PRC to comply with PRC laws and regulations, which may affect the Group’s financial position and cash flows related to these VIE structures. In addition, there are uncertainties in the PRC legal system that could limit the Group’s ability to enforce these contractual agreements in the event that the consolidated VIEs or their shareholders fail to meet their contractual obligations. If the legal structure and contractual arrangements were found to be in violation of PRC laws and regulations, the PRC government could:

•	revoke the business and operating licenses of the Group’s PRC subsidiaries and VIEs;

•	discontinue or restrict the operations of any related-party transactions among the Group’s PRC subsidiaries and VIEs;

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

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

The aforementioned two shareholders are the shareholders of the Group, which owns all of the equity interests in the VIEs and the two shareholders are also beneficial owners of the Group. The interests of the two shareholders as the beneficial owners of the VIEs may differ from the interests of the Group as a whole, since the two shareholders hold 12.9% of the total common shares issued and outstanding as of December 31, 2013. The Group cannot assure that when conflicts of interest arise, the two shareholders will act in the best interests of the Group or that conflicts of interests will be resolved in the Group’s favor. Currently, the Group does not have existing arrangements to address potential conflicts of interest the two shareholders may encounter in their capacity as beneficial owners, director and officer of the VIEs, on the one hand, and as beneficial owners, director and officer of the Group, on the other hand. The Group believes the two shareholders will not act contrary to any of the contractual arrangements and the Exclusive Purchase Agreements provides the Group with a mechanism to remove the two shareholders as beneficial shareholders of the VIEs should he act to the detriment of the Group. The Group relies on the two shareholders as directors and executive officers of the Group, to fulfill their fiduciary duties and abide by laws of the PRC and Cayman Islands and act in the best interest of the Group. If the Group cannot resolve any conflicts of interest or disputes between the Group and the two shareholders, the Group would have to rely on legal proceedings, which could result in disruption of its business, and there is substantial uncertainty as to the outcome of any such legal proceedings.

The Group believes that its ability to direct the activities of the four VIEs that most significantly impact the VIEs’ economic performance is not affected by the above uncertainties in the PRC legal system. Accordingly, the four VIEs continue to be consolidated VIEs of the Group.

Summary financial information of the Group’s four VIEs included in the accompanying consolidated financial statements is as follows:

	For the years ended December 31,
	2011	2012	2013
Net revenues	$290,145,402	$190,302,130	$137,947,971

Net income	$6,876,485	$1,765,918	$18,873,242

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In US dollars, except share data, unless otherwise stated)

1. Organization and principal activities—(Continued)

VIE Arrangements—(Continued)

The VIEs contributed an aggregate of 80.1%, 78.5% and 74.7% of the consolidated net revenues for the years ended December 31, 2011, 2012 and 2013, respectively. The Group’s operations not conducted through contractual arrangements with the VIE primarily consist of its distribution sale business. As of the fiscal years ended December 31, 2012 and 2013, the VIEs accounted for an aggregate of 12.5% and 11.3%, respectively, of the consolidated total assets, and 25.5% and 15.1%, respectively, of the consolidated total liabilities. The assets not associated with the VIEs primarily consist of cash and cash equivalents, short-term investments, inventory, prepaid land use right and property and equipment, net.

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

(c) Use of estimates

The preparation of financial statements in conformity with US GAAP requires the Group to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Significant accounting estimates reflected in the Group’s financial statements include allowance for doubtful accounts, inventory valuation, assumptions related to the valuation of available-for-sale debt securities and embedded derivative, impairment of long-lived assets, and valuation allowance on deferred tax assets and provision for uncertain tax positions.

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

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

The Group’s financial instruments consist of cash and cash equivalents, restricted cash, short-term investments, accounts receivable, notes receivable, accounts payable, notes payable and long-term debt. For cash and cash equivalents, restricted cash, accounts receivable, notes receivable, accounts payable and notes payable, the carrying amounts of these financial instruments as of December 31, 2012 and 2013 were considered representative of their fair values due to their short-term nature. The carrying value of long-term debt approximates its fair value as the impact to discount the long-term debt with a market based interest rate is insignificant.

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

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

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

The RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in China’s foreign exchange trading system market. The Group’s aggregate amount of cash and cash equivalents and restricted cash denominated in RMB amounted to RMB544,484,550 ($86,625,495) and RMB542,037,027 ($88,903,710) as of December 31, 2012 and 2013, respectively.

(f) Restricted cash

Under the notes payable, third-party bank channel sales arrangements and long-term debt with the banks, the Group is required to maintain certain cash balances in the banks based on the amounts of notes payable and long-term debt granted or certain fixed amounts. These balances related to the notes payable and third-party bank channel sales arrangements were reflected as restricted cash in the balance sheet and amounted to $246,599 and $347,718 as of December 31, 2012 and 2013, respectively. The balance related to the long-term debt were reflected as restricted cash in the balance sheet and amounted to nil and $9,677,049 as of December 31, 2012 and 2013, respectively.

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

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

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

The Group does not hold any derivative instruments as of December 31, 2012 and 2013.

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

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

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

(n) Investment in affiliates

The affiliated companies, in which the Group does not have significant influence, are accounted for using the cost method of accounting. Dividends received that are distributed from the net accumulated earnings of the investee are recognized in the Group’s consolidated statements of operations. Dividends received in excess of earnings are recorded as reductions of cost of the investment. The Group evaluates each cost method investment separately for impairment indicators and whether any decrease in value of the investment has occurred which is other-than-temporary. If the fair value of the investment is less than its cost and the impairment is other-than-temporary, then the Group would recognize an impairment loss equal to the excess of the carrying amount over the fair value of the investment. The Group accounts for the retained 18.0% equity interests in Shanghai Yimeng using the cost method of accounting. In 2011, the Group’s interests in Shanghai Yimeng further decreased to 12.9% as a result of the dilution due to issuance of additional shares to a new investor.

The affiliated companies in which the Group has significant influence are accounted for using equity method of accounting. The share of earnings or losses of the investee are recognized in the Group’s consolidated

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

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

(o) Revenue recognition

Direct sales, net

The Group’s direct sales net revenues primarily represent product sales through the Group’s TV direct sales and other direct sales platforms, such as internet sales, outbound calls, catalog sales and direct sales through print media and radio. The Group recognizes net revenues for products sold through its direct sales platforms once the products are delivered to and accepted by the customers (“F.O.B. Destination”).

The Group relies on China Express Mail Service Corporation (“EMS”) and local delivery companies to provide the Group data as to their successful deliveries for the Group’s direct sales products. EMS and local delivery companies regularly report product delivery information. In 2011, 2012 and 2013, direct sales net revenues were adjusted in the current accounting period based on actual unsuccessful product deliveries experience reported by EMS and local delivery companies. For unsuccessful deliveries, EMS and local delivery companies are required to return the undelivered products to the Group. It generally takes two to three weeks for EMS to return the undelivered products to the Group whereas it generally takes approximately seven days for local delivery companies to do so.

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

Sales taxes

The Group presents revenues net of sales taxes incurred. The sales taxes amounted to $940,745, $706,540 and $439,144 for the years ended December 31, 2011, 2012 and 2013, respectively. Before subtracting sales taxes, gross direct sales revenues were $292,290,123, $194,220,344 and $136,810,535 and gross distribution sales revenues were $70,708,535, $49,059,870 and $48,339,489 for the years ended December 31, 2011, 2012 and 2013, respectively.

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In US dollars, except share data, unless otherwise stated)

2. Summary of principal accounting policies—(Continued)

(p) Advertising expenses

The Group records cash advances paid to advertising companies as prepaid advertising expenses in the consolidated balance sheets. The Group then expenses the prepaid advertising expenses as the advertisement is shown.

(q) Shipping and handling costs

The Group records costs incurred for shipping and handling as part of other selling and marketing expenses in the consolidated statements of operations. Shipping and handling costs were $13,653,621, $15,222,530 and $12,351,337 for the years ended December 31, 2011, 2012 and 2013, respectively.

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

The government subsidies in 2011, 2012 and 2013 were $3,037,026, $2,997,096 and $2,130,623, respectively.

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

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In US dollars, except share data, unless otherwise stated)

2. Summary of principal accounting policies—(Continued)

(u) Foreign currency translation

The functional currency and reporting currency of Acorn International, China DRTV, Smooth Profit, MK AND T, and Bright Rainbow are the United States dollar (“US dollar”). Monetary assets and liabilities denominated in currencies other than the US dollar are translated into the US dollar at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the US dollar during the year are converted into US dollar at the applicable rates of exchange prevailing on the first day of the month in which the transactions occurred. Transaction gains and losses are recognized in the consolidated statements of operations as general and administrative expenses.

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

The aggregated gains (losses) through foreign currency transactions in 2011, 2012 and 2013 were $376,167, $(20,498) and $184,157, respectively.

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

As of December 31, 2012 and 2013, accounts receivables from EMS were $3,616,458 and $1,140,368, respectively. These amounts represented 25.3% and 18.7% of the total accounts receivables as of December 31, 2012 and 2013, respectively.

(w) Share-based compensation

Share-based compensation cost is measured at grant date, based on the fair value of the award, and recognized in expense over the requisite service period. The Group has made an estimate of expected forfeitures and is recognizing compensation costs only for those equity awards expected to vest.

(x) Income (loss) per share

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

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

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

(y) Noncontrolling interest

A noncontrolling interest in a subsidiary of the Group represents the portion of the equity (net assets) in the subsidiary not directly or indirectly attributable to the Group. Noncontrolling interests are presented as a separate component of equity in the consolidated balance sheet and earnings and other comprehensive income are attributed to controlling and noncontrolling interests.

(z) Recently issued accounting pronouncements

In March 2013, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2013-05 related to parent’s accounting for the cumulative translation adjustment upon derecognition of certain subsidiaries or groups of assets within a foreign entity or of an investment in a foreign entity. When a reporting entity (parent) ceases to have a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business (other than a sale of in substance real estate or conveyance of oil and gas mineral rights) within a foreign entity, the parent is required to release any related cumulative translation adjustment into net income. Accordingly, the cumulative translation adjustment should be released into net income only if the sale or transfer results in the complete or substantially complete liquidation of the foreign entity in which the subsidiary or group of assets had resided. This ASU is effective prospectively for fiscal years (and interim reporting periods within those years) beginning after December 15, 2013. It should be applied prospectively to derecognition events occurring after the effective date. Prior periods should not be adjusted. Early adoption is permitted. If an entity elects to early adopt the amendments, it should apply them as of the beginning of the entity’s fiscal year of adoption. The Group does not expect the adoption of this guidance to have a significant effect on its consolidated financial statements.

In July 2013, the FASB issued a pronouncement which provides guidance on financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. The FASB’s objective in issuing this ASU is to eliminate diversity in practice resulting from a lack of guidance on this topic in current U.S. GAAP. The amendments in this ASU state that an unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward. To the extent a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In US dollars, except share data, unless otherwise stated)

2. Summary of principal accounting policies—(Continued)

(z) Recently issued accounting pronouncements—(Continued)

purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets. This ASU applies to all entities that have unrecognized tax benefits when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists at the reporting date. The amendments in this ASU are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. Early adoption is permitted. The amendments should be applied prospectively to all unrecognized tax benefits that exist at the effective date. Retrospective application is permitted. The Group does not expect the adoption of this guidance to have a significant effect on its consolidated financial statements.

In February 2013, the FASB issued revised guidance on “Comprehensive Income: Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income”. This revised guidance does not change the current requirements for reporting net income or other comprehensive income in financial statements. However, this revised guidance requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under US GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under US GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under US GAAP that provide additional detail about those amounts. This revised guidance is effective prospectively for reporting periods beginning after December 15, 2013 for public entities. The adoption of this guidance did not have a significant effect on its consolidated financial statements.

3. Short-term and long-term investments

Trading securities

Investments in trading securities consist of marketable bond funds which are measured using the closing prices from the exchange market as of the measurement date on a recurring basis; as such, they are classified within Level 1 measurements. We obtain the majority of the prices used in this valuation from quoted market value.

As of December 31, 2012, the Group’s costs and assets measured at fair value on a recurring basis subsequent to initial recognition were as follows:

	December 31,
	2012
	Cost	Fair Value (Level 1)
Trading securities	$9,966,663	$10,271,142

In 2013, the Group disposed all its trading securities, and the Group has no trading securities as of December 31, 2013.

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In US dollars, except share data, unless otherwise stated)

3. Short-term and long-term investments—(Continued)

Trading securities—(Continued)

Investment gains of trading securities for the years ended December 31, 2011, 2012 and 2013 consisted of the following and was included in the other income in the consolidated statements of operations:

	For the years ended December 31,
	2011	2012	2013
Realized gains from sales of trading securities	$366,131	$349,338	$731,362
Unrealized holding gains (losses)	51,416	252,455	(508,830)

	$417,547	$601,793	$222,532

Available-for-sale securities

The Group has no available-for-sale securities as of December 31, 2012 and 2013. In 2011, the Group disposed of all of its available-for-sale securities.

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

In August 2007, the Group purchased an index-linked note (“the Note”) from a bank. The Note had a contractual variable interest rate ranging from 0%-12%, computed based on the number of days in which both the Nikkei 225 index and the 3-month USD-LIBOR-BBA are above or within the stated ranges, respectively. Interest

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In US dollars, except share data, unless otherwise stated)

3. Short-term and long-term investments—(Continued)

Available-for-sale securities—(Continued)

was paid at fixed intervals on a quarterly basis. The issuer had an option to call the Note before or at maturity for an amount equal to principal plus any unpaid interest. The maturity date of the Note was August 3, 2019. The Group’s investment in the Note contained an embedded derivative instrument that is linked to an equity index and an interest rate index. The embedded derivative has been bifurcated and accounted for at fair value with changes in the fair value recorded in the consolidated statements of operations using Level 3 inputs. On the date when the Note was issued, the Group recorded $5,287,940 initial estimated fair value of the embedded derivative in long-term investments on the consolidated balance sheet.

On July 28, 2011, the Note was disposed of by the Group for cash consideration of US$7,120,000. The loss on the disposal of the embedded derivative instrument contained in the Note in 2011 was $255,453. This represented the difference between the price sold and the fair value as of December 31, 2010 and was recorded in other expenses in the consolidated statement of operations.

4. Accounts receivable

An analysis of allowance for doubtful accounts for the years ended December 31, 2011, 2012 and 2013 was as follows:

	For the years ended December 31,
	2011	2012	2013
Balance at beginning of the year	$673,242	$4,157,614	$4,127,947
Charged to (Reduce from) expenses	3,705,557	1,064,477	(16,491)
Charges taken against allowance	(221,185)	(1,094,144)	(602,597)

Balance at end of the year	$4,157,614	$4,127,947	$3,508,859

In 2012, the Group made additional bad debt provision related to the transition of certain local delivery companies used to fulfill the direct sales orders to improve the successful goods delivery rate. In 2013, the Group wrote off certain bad debt provision resulted from settlement agreed between the delivery companies.

5. Inventory

Inventory consisted of the following:

	December 31,
	2012	2013
Raw materials and work in progress	$5,733,393	$3,310,501
Finished goods and merchandise goods	16,886,481	13,336,559

	$22,619,874	$16,647,060

As of December 31, 2012 and 2013, a portion of finished goods and merchandise goods and certain raw materials and work in process inventory were in excess of the Group’s current requirements based on the recent level of sales. The Group recorded inventory write-downs of $445,299, $270,902 and $3,856,608 for the years ended December 31, 2011, 2012 and 2013, respectively.

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In US dollars, except share data, unless otherwise stated)

6. Other prepaid expenses and current assets

Other prepaid expenses and current assets consisted of the following:

	December 31,
	2012	2013
Value-added tax recoverable	$5,071,701	$1,902,630
Advances to suppliers	4,349,344	1,510,128
Prepaid income tax	79,963	140,365
Other prepaid expenses	2,643,921	3,348,179

	$12,144,929	$6,901,302

The Group made allowance for doubtful accounts in the aggregate amount of $96,836 and $3,830 in 2011 and 2013, respectively. The Group reversed the allowance for doubtful accounts in the aggregate amount of $21,080 in 2012.

7. Property and equipment, net

Property and equipment, net consisted of the following:

	December 31,
	2012	2013
Buildings	$26,812,029	$27,961,937
Computers and office equipment	11,260,671	12,188,023
Leasehold improvements	2,052,740	2,780,058
Vehicles	925,015	916,226
Information Technology equipment	834,880	845,512
Machinery	608,700	640,580

	$42,494,035	$45,332,336
Less: accumulated depreciation and amortization	(13,503,222)	(16,286,927)

	$28,990,813	$29,045,409
Construction in progress	11,559	709,673

	$29,002,372	$29,755,082

Depreciation and amortization expenses for property and equipment were $3,071,191, $3,307,549 and $3,470,338 for the years ended December 31, 2011, 2012 and 2013, respectively.

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In US dollars, except share data, unless otherwise stated)

8. Acquired intangible assets, net

Acquired intangible assets, net consisted of the following:

	December 31,
	2012	2013
Distribution networks	$2,329,849	$2,329,849
Trademarks	2,904,171	2,928,365

	$5,234,020	$5,258,214
Less: accumulated amortization	(3,437,654)	(3,777,851)

	$1,796,366	$1,480,363

The Group recorded amortization expenses of $439,965, $330,220 and $316,121 for the years ended December 31, 2011, 2012 and 2013, respectively. The amortization expenses of the above intangible assets will be approximately $301,669, $301,699, $301,699, $221,583 and $141,470 for 2014, 2015, 2016, 2017 and 2018, respectively.

9. Investments in affiliates

Investments accounted for under the equity method of accounting

In July 2008, the Group invested 30.0% equity interests in Kela (Hong Kong) Jewelry Investment Limited (“Kela”) for cash of $1.2 million. In October 2009, the Group increased its investment in Kela from 30.0% to 35.0%. In July 2010, the Group’s investment in Kela decreased from 35.0% to 22.1% as a result of dilution due to issuance of additional shares by Kela to new investors. As the Group has the ability to exercise significant influence over Kela, the Group accounts for this investment using the equity method of accounting. In May 2011, the Group sold all its equity interests in Kela to another shareholder of Kela, a third party of the Group, for cash of RMB39.6 million ($6.1 million USD equivalent). The gain on the disposition of the investment in Kela in 2011 was $5,421,753 and was recognized in other income in the consolidated statement of operations. The Group’s equity in losses of Kela in 2011 was $28,567 and were recognized in equity in losses of affiliates in the consolidated statements of operations.

In January 2010, Shanghai An-Nai-Chi, a company which previously was a 51.0% equity-owned consolidated subsidiary of the Group, received a cash injection of $1.5 million from a third party of the Group. After the cash injection, the Group retained 33.2% equity interests in Shanghai An-Nai-Chi and no longer had control in Shanghai An-Nai-Chi. As the Group holds one out of five board seats on the Board of Shanghai An-Nai-Chi and has significant influence over financial and operating decision-making after deconsolidation, the Group accounts for the retained 33.2% equity interests using the equity method of accounting. The retained investment was re-measured at fair value of $1.1 million on the date the Group deconsolidated Shanghai An-Nai-Chi. The Group’s equity in losses of Shanghai An-Nai-Chi in 2011 was $743,153 and were recognized in equity in losses of affiliates in the consolidated statement of operations. The carrying amount of the investment in Shanghai An-Nai-Chi has been reduced to zero as of December 31, 2011. The Group did not recognize any equity in losses of Shanghai An-Nai-Chi in 2012 and 2013 as the Group has no obligation to fund additional losses.

On December 31, 2012, the Group acquired 9.3% of the equity interests in China Branding Company Limited (“CBG”) for cash of $1.3 million. Mr. Robert W. Roche, Acorn’s co-founder and the chairman of the

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In US dollars, except share data, unless otherwise stated)

9. Investments in affiliates—(Continued)

Investments accounted for under the equity method of accounting—(Continued)

Board of Directors, individually holds an additional 7.6% equity interests in CBG and holds one out of five board seats of CBG and accordingly, Mr. Roche is able to exercise significant influence through his participation on the Board of Directors. As such, management believes that it can exercise significant influence over CBG through the Group’s direct equity investment, the Group’s indirect investment through Mr. Roche’s equity interest, and Mr. Roche’s significant influence over CBG. Therefore, the Group accounts for this investment using the equity method of accounting. In February 2013, the Group’s investment in CBG decreased from 9.3% to 8.7% as a result of dilution due to issuance of additional shares by CBG to a new investor, which was accounted for as if the Company sold 0.6% equity interests in CBG, and the gains from this dilution was immaterial. The Group’s equity in losses of CBG in 2013 were $205,567 and were recognized in equity in losses of affiliates in the consolidated statements of operation.

10. Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consisted of the following:

	December 31,
	2012	2013
Other taxes payable	$2,589,631	$1,923,070
Accrued employee payroll and welfare	3,048,385	3,402,678
Other payable	6,387,108	4,910,720
Accrued expenses	1,332,397	2,580,340
Advances from customers	214,133	290,952

	$13,571,654	$13,107,760

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

11. Share-based compensation

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

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In US dollars, except share data, unless otherwise stated)

11. Share-based compensation—(Continued)

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

The Group recorded compensation expense of $129,673, $424,445 and $446,412 for the years ended December 31, 2011, 2012 and 2013, respectively.

The fair value of each RSU granted in 2010 and 2012 were based on quoted market price of the Group’s ordinary share on the grant date.

A summary of the share options and SARs activities for the year ended December 31, 2013 and the information regarding the share options and SARs outstanding as of December 31, 2013 were as follows:

	Number of share options/ SARs	Weighted average exercise price	Weighted average remaining contract terms	Aggregate intrinsic value
Share options/SARs outstanding at January 1, 2013	2,923,982	$2.27
Granted	—	$—
Forfeited	(83,000)	$2.27
Expired	(505,500)	$4.50
Exercised	—	$—

Share options/SARs outstanding at December 31, 2013	2,335,482	$1.78	1.31 years	$—

Share options/SARs vested or expected to vest at December 31, 2013	2,335,482	$1.78	1.31 years	$—

Share options/SAR exercisable at December 31, 2013	2,335,482	$1.78	1.31 years	$—

The weighted-average fair value of share options and SARs granted in 2011, 2012 and 2013 was nil, nil and nil, respectively. The total fair value of options and SARs vested in 2011, 2012 and 2013 was nil, nil and nil,

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In US dollars, except share data, unless otherwise stated)

11. Share-based compensation—(Continued)

respectively. The aggregate intrinsic value of options and SARs exercised in 2011, 2012 and 2013 was $155,202, nil and nil, respectively.

A summary of the RSUs activities for the year ended December 31, 2013 was as follows:

	Number of RSUs	Weighted average grant date fair value
Nonvested at January 1, 2013	1,519,666	$1.43
Granted	—	$1.43
Forfeited	(300,000)	$1.43
Vested	(319,666)	$1.42

Nonvested at December 31, 2013	900,000	$1.43

As of December 31, 2013, there was $1,047,945 in total unrecognized compensation expense related to unvested share-based compensation arrangements granted under the 2006 Option Plan, which is expected to be recognized over a weighted-average period of 1.16 years.

12. Taxation

Acorn International is incorporated in the Cayman Islands and is not subject to tax in this jurisdiction.

China DRTV and Smooth Profit are incorporated in the British Virgin Islands and are not subject to tax in this jurisdiction.

The Group’s Hong Kong subsidiaries, MK AND T, and Bright Rainbow, are subject to Hong Kong statutory income tax on their Hong Kong sourced income.

On March 16, 2007, the PRC government promulgated Law of the People’s Republic of China on Enterprise Income Tax (“New EIT Law”), which was effective from January 1, 2008. Under the New EIT Law, domestically-owned enterprises and foreign-invested enterprises are subject to a uniform tax rate of 25%. While the New EIT Law equalizes the tax rates for domestically-owned and foreign-invested companies, preferential tax treatment would continue to be given to companies in certain encouraged sectors and to enterprises classified as high and new technology companies, whether domestically-owned or foreign-invested enterprises. The New EIT Law also provides a five-year transition period starting from its effective date for those enterprises which were established before the promulgation date of the New EIT Tax Law and which were entitled to a preferential tax treatment such as a reduced tax rate or a tax holiday. The tax rate of such enterprises will transit to the uniform tax rate of 25% within a five-year transition period and the tax holiday, which has been enjoyed by such enterprises before the effective date of the New EIT Law, may continue to be enjoyed until the end of the holiday.

Shanghai Advertising and Acorn Information, both registered in Pudong New District, Shanghai of the PRC, are subject to 24% Enterprise Income Tax (“EIT”) in 2011, 25% EIT in 2012 and from then on pursuant to the local tax preferential arrangement.

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In US dollars, except share data, unless otherwise stated)

12. Taxation—(Continued)

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

The Group’s remaining PRC subsidiaries are subject to the statutory rate of 25% in 2011, 2012 and 2013 in accordance with the New EIT Law.

The aggregate dollar effect of tax holidays on income tax expense for the period amounted to $461,396, $49,642 and $204,884 in 2011, 2012 and 2013, respectively (representing an increase in basic and diluted loss per ordinary share from operations of $0.01, nil and nil in 2011, 2012 and 2013, respectively).

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

The Group has made its assessment of each tax position (including the potential application of interests and penalties) based solely on the technical merits of the position, and has measured the unrecognized benefits associated with the tax positions. As of December 31, 2011, 2012 and 2013, the Group had unrecognized tax benefits of approximately $2.5 million, nil and $0.7 million, respectively. During 2013, the Group recorded uncertain tax benefits of $0.7 million associated with intercompany transfer pricing results falling below the median of the inter-quartile range of comparable companies. The unrecognized tax benefits would impact the effective income tax if recognized. A reconciliation of the beginning and ending amount of unrecognized tax benefits for the years ended December 31, 2011, 2012 and 2013 was as follows:

	For the years ended December 31,
	2011	2012	2013
	(in million)	(in million)	(in million)
Unrecognized tax benefits at beginning of the year	$3.1	$2.5	$—
Additions in current year	—	—	0.7
Lapse of statute of limitation	(0.6)	(2.5)	—

Unrecognized tax benefits at end of the year	$2.5	$—	$0.7

As of December 31, 2011, 2012 and 2013, the amount of interests and penalties related to uncertain tax positions was immaterial.

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In US dollars, except share data, unless otherwise stated)

12. Taxation—(Continued)

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of income taxes is due to computational errors made by the taxpayer. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined, but an underpayment of income tax liability exceeding RMB100,000 (approximately $15,000) is specifically listed as a special circumstance. In the case of a transfer pricing related adjustment, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. The Group’s PRC subsidiaries are therefore subject to examination by the PRC tax authorities from 2009 through 2013 on non-transfer pricing matters, and from 2003 through 2013 on transfer pricing matters.

The current and deferred portion of income tax (expenses) benefits included in the consolidated statements of operations were as follows:

	For the years ended December 31,
	2011	2012	2013
Current income tax (expenses) benefits	$(2,178,034)	$1,359,513	$(1,200,896)
Deferred income tax (expenses) benefits	(932,962)	(3,182,139)	555,133

	$(3,110,996)	(1,822,626)	(645,763)

Reconciliation between the effective income tax rate and the PRC statutory income tax rate was as follows:

	For the years ended December 31,
	2011	2012	2013
PRC statutory tax rate	25%	25%	25%
Expenses not deductible for tax purposes	(2)%	(1)%	(2)%
Effect of tax preference granted to PRC subsidiaries	(1)%	—	—
Effect of different tax rate of subsidiary operations in other jurisdiction	4%	(3)%	(1)%
Change in valuation allowance	25%	(47)%	(23)%
Effect of change in tax rate on deferred tax assets/liabilities	(7)%	—	1%
Recognition of the unrecognized tax benefit	(9)%	15%	(2)%

Effective tax rate	35%	(11)%	(2)%

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In US dollars, except share data, unless otherwise stated)

12. Taxation—(Continued)

The principal components of the Group’s deferred income tax assets and liabilities as of December 31, 2012 and 2013 were as follows:

	December 31,
	2012	2013
Deferred tax assets:
Allowance and reserves	$2,272,249	$2,635,126
Accrued expenses	980,821	1,254,642
Revenue recognition difference	664,005	432,911
Advertising expenses	1,583,422	4,707,264
Yiyang Yukang long-term assets reduction	1,478	815
Net operating losses	5,839,789	11,987,650

	$11,341,764	$21,018,408
Less: valuation allowance	(10,984,254)	(20,170,712)

	$357,510	$847,696

Deferred tax liabilities:
Unrealized gains on trading securities	$(76,119)	$—
Fair value step up of retained investment in Shanghai Yimeng	(833,042)	(858,811)

	$(909,161)	$(858,811)

	$(551,651)	$(11,115)

Deferred tax assets were analyzed as:
Current	$357,510	$847,696

Deferred tax liabilities were analyzed as:
Current	$(76,119)	$—
Non-current	(833,042)	(858,811)

	$(909,161)	$(858,811)

	$(551,651)	$(11,115)

As of December 31, 2013, the Group had tax losses carrying forward of $47,950,602. The tax losses will expire between 2014 and 2018 if they are not utilized.

The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, the Group believes it is not more-likely-than-not that the Group will realize the benefits of these deductible differences, thus an additional valuation allowance for approximately $7.6 million and $9.2 million were recognized in 2012 and 2013, respectively. The remainder amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward periods are reduced.

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In US dollars, except share data, unless otherwise stated)

13. Other income (expenses)

Other income (expenses) consisted of the following:

	For the years ended December 31,
	2011	2012	2013
Interest income	$2,051,101	$3,302,882	$3,145,152
Sale of E-Roda trademark	—	1,942,682	—
Investment gain	5,941,960	601,793	308,160
Others	(171,147)	(92,340)	(58,836)

	$7,821,914	$5,755,017	$3,394,476

14. Income (loss) per share

The computation of basic and diluted income (loss) per ordinary share from operations for the years ended December 31, 2011, 2012 and 2013 was as follows:

	For the years ended December 31,
	2011	2012	2013
Numerator:
Net income (loss) attributable to Acorn International, Inc. shareholders from operations — basic and diluted	$5,123,259	$(17,926,074)	$(39,895,878)

Denominator:
Weighted average ordinary shares outstanding — basic	89,629,395	89,965,979	84,115,169

Weighted average ordinary shares outstanding — diluted	89,796,835	89,965,979	84,115,169

Income (loss) per ordinary share:
Basic	$0.06	$(0.20)	$(0.47)

Diluted	$0.06	$(0.20)	$(0.47)

The Group had 4,443,648 and 3,235,482 outstanding stock options, SARs and RSUs outstanding in 2012 and 2013, respectively, which could have potentially diluted income per share in the future, but were excluded in the computation of diluted loss per share in 2012 and 2013, as the Group had net loss attributable to shareholders from operations in those periods. For the year ended December 31, 2011, the Group had total 9,621,966 outstanding stock options and SARs which could potentially dilute basic earnings per share in the future, but were excluded in the computation of diluted income per share as their exercise prices were above the average market share prices in 2011.

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In US dollars, except share data, unless otherwise stated)

15. Share repurchase program

In November 2012, the Group’s Board authorized a share repurchase program to repurchase a total of 7,859,550 ordinary shares (equivalent to 2,619,850 American Depositary Shares (“ADSs”)) in the form of ordinary shares and ADSs from a limited number of former company employees and their affiliates, representing the entire shareholdings in the Group held by such individuals. The purchase price is $1.1 per ordinary share (equivalent to $3.3 per ADS) was established based on, among other factors, a discount of 15.2% to the Group’s cash assets value per share as of September 30, 2012. The Group does not believe that this agreement represents a firm commitment, as there is no disincentive for performance. As such, the Group has not recorded any commitments or contingencies on the balance sheet as of December 31, 2012. The transaction was closed in March 2013 and the ordinary shares repurchased were recognized in treasury stock, at cost.

16. Mainland China contribution plan and profit appropriation

Employees of the Group in the PRC are entitled to retirement benefits calculated with reference to their salary basis upon retirement and their length of service in accordance with a PRC government-managed retirement plan. The PRC government is directly responsible for the payments of the benefits to these retired employees. The Group is required to make contributions to the government-managed retirement plan based on certain percentages of the employees’ monthly salaries. The amounts contributed by the Group were $1,752,623, $1,952,704 and $2,671,372 for the years ended December 31, 2011, 2012 and 2013, respectively.

In addition, the Group is required by law to contribute medical, unemployment, housing and other statutory benefits based on certain percentages of the employees’ monthly salaries. The PRC government is directly responsible for the payments of the benefits to these employees. The amounts contributed by the Group were $1,819,388, $2,036,029 and $2,610,731 for the years ended December 31, 2011, 2012 and 2013, respectively.

In accordance with relevant PRC Company Law and regulations and the Group’s Articles of Association, the Group’s PRC subsidiaries were required to appropriate 10% of their respective profit after taxation reported in their statutory financial statements prepared under the PRC GAAP to the statutory surplus reserve. The Group has statutory reserve balance of $7,547,128 and $7,648,288 as of December 31, 2012 and 2013, respectively. The appropriation of statutory surplus reserve will cease upon the balance of the statutory surplus reserve reaching 50% of the companies’ registered capital. The statutory surplus reserves may be used to make up losses or for conversion into the shareholders’ equity.

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In US dollars, except share data, unless otherwise stated)

17. Commitments and contingencies

(A) Leases commitments

The Group leases certain office premises and buildings under non-cancelable leases. Rental expenses under operating leases for 2011, 2012 and 2013 were $2,801,647, $2,216,502 and $2,753,740, respectively.

As of December 31, 2013, future minimum lease payments under non-cancelable operating leases agreements were as follows:

2014	$2,653,363
2015	2,392,868
2016	2,310,494
2017	921,545
2018 and thereafter	252,587

$8,530,857

(B) Advertising commitments

As of December 31, 2013, the commitments for the advertising contracts signed by the Group were as follows:

2013	$24,314,332

Of the total commitments, $3,121,783 was prepaid as of December 31, 2013.

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

18. Segment and geographic information

The Group engages primarily in direct sales, including TV direct sales, outbound calls, Internet sales, catalogs sales and direct sales through print media and radio, and distribution sales through its nationwide distribution network in the PRC.

The Group’s chief operating decision maker has been identified as the chairman of the Board of Directors and the CEO. The Group uses the management approach to determine operating segments. The management approach considers the internal organization and reporting used by the Group’s chief operating decision makers for making decisions, allocating resources and assessing performance. Based on this assessment, the Group has determined that it has two operating and reportable segments, which are direct sales, net and distribution sales, net.

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In US dollars, except share data, unless otherwise stated)

18. Segment and geographic information—(Continued)

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

The Group’s revenues are all generated from direct sales platform and nationwide distribution networks in the PRC. The revenues by each group of similar products are as follows:

	For the years ended December 31,
Product	2011	2012	2013
Electronic learning products	$62,539,448	$41,345,071	$40,902,630
Fitness products	12,064,447	62,629,956	38,427,278
Collectible products	33,193,655	20,427,475	29,642,629
Kitchen and household	1,352,074	2,842,536	27,008,095
Mobile phones	165,957,852	64,712,559	25,923,877
Health products	13,347,757	10,691,723	10,098,466
Cosmetics products	24,857,370	7,089,145	2,311,099
Consumer electronics products	24,248,963	8,489,927	807,764
Auto products	1,188,928	452,282	323,920
Other products	24,248,164	24,599,540	9,704,266

Total gross revenues	$362,998,658	$243,280,214	$185,150,024
Less: sales taxes	(940,745)	(706,540)	(439,144)

Total revenues, net	$362,057,913	$242,573,674	$184,710,880

The gross profit by segments is as follows:

Year ended December 31, 2011	Direct sales	Distribution sales	Total
Revenue, net	$291,524,509	$70,533,404	$362,057,913
Cost of revenue	160,359,667	45,584,141	205,943,808

Gross profit	$131,164,842	$24,949,263	$156,114,105

Year ended December 31, 2012	Direct sales	Distribution sales	Total
Revenue, net	$193,614,500	$48,959,174	$242,573,674
Cost of revenue	96,471,502	35,475,084	131,946,586

Gross profit	$97,142,998	$13,484,090	$110,627,088

Year ended December 31, 2013	Direct sales	Distribution sales	Total
Revenue, net	$136,416,423	$48,294,457	$184,710,880
Cost of revenue	57,445,266	35,046,146	92,491,412

Gross profit	$78,971,157	$13,248,311	$92,219,468

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In US dollars, except share data, unless otherwise stated)

18. Segment and geographic information—(Continued)

Geographic information

The Group operates in the PRC and all of the Group’s long-lived assets are located in the PRC.

In 2011, 2012 and 2013, no customer accounted for 10% or more of the Group’s net revenues.

19. Related party transactions

Transactions with employees

The Group’s customers include distributors who are owned by certain employees of the Group. Details of the transactions for the years ended December 31, 2011, 2012 and 2013 were as follows:

	For the years ended December 31,
	2011	2012	2013
Sales	$11,969,028	$—	$—
Accounts receivable	928,078	9,520	—

These sales represented 3.3%, nil and nil of the total gross revenues in 2011, 2012 and 2013, respectively. As all of the employees who own the Group’s distributors have resigned from the Group as of December 31, 2011. Therefore, no transactions with employees were incurred in 2012 and 2013.

20. Restricted net assets

Relevant PRC laws and regulations permit payments of dividends by the Group’s PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. As a result of these PRC laws and regulations, the Group’s PRC subsidiaries are restricted in their abilities to transfer a portion of their net assets either in the form of dividends, loans or advances, which restricted portion amounted to $43,872,218 as of December 31, 2013. This amount is made up of the registered equity of the Group’s PRC subsidiaries and the statutory reserves disclosed in Note 16. In addition, as a result of the Group’s restructuring effective January 1, 2005, retained earnings of $20,336,734 related to the pre-restructuring companies was unavailable for distribution as a normal dividend to Acorn International in accordance with relevant PRC laws and regulations.

ADDITIONAL INFORMATION — FINANCIAL STATEMENT SCHEDULE I

ACORN INTERNATIONAL, INC.

These financial statements have been prepared in conformity with accounting principles generally accepted in the United States.

FINANCIAL INFORMATION OF PARENT COMPANY

BALANCE SHEETS

(In US dollars, except share data)

	December 31,
	2012	2013
Assets
Current assets:
Cash and cash equivalents	$3,603,676	$2,708,804
Other current assets	88,413	69,153
Amounts due from subsidiaries	8,909,203	8,909,203

Total current assets	12,601,292	11,687,160
Investments in subsidiaries	145,539,851	111,453,643

Total assets	$158,141,143	$123,140,803

Liabilities and equity
Current liabilities:
Other current liabilities	$226,756	$254,980

Total current liabilities	226,756	254,980
Long-term debt	—	8,502,198

Total liabilities	226,756	8,757,178

Equity:
Ordinary shares ($0.01 par value; 100,000,000 shares authorized, 94,617,509 and 94,937,174 shares issued and 89,989,676 and 82,449,791 shares outstanding as of December 31, 2012 and 2013, respectively)	946,175	949,372
Additional paid-in capital	158,519,071	158,962,286
Accumulated deficits	(20,807,616)	(60,703,494)
Accumulated other comprehensive income	30,720,703	35,284,912
Treasury stock, at cost (4,627,833 and 12,487,383 shares as of December 31, 2012 and 2013, respectively)	(11,463,946)	(20,109,451)

Total equity	157,914,387	114,383,625

Total liabilities and equity	$158,141,143	$123,140,803

FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF OPERATIONS

(In US dollars)

	For the years ended December 31,
	2011	2012	2013
Operating expenses:
Other selling and marketing expenses	$25,151	$—	$640
General and administrative expenses	1,062,981	1,479,363	1,131,520

Total operating expenses	1,088,132	1,479,363	1,132,160

Loss from operations	(1,088,132)	(1,479,363)	(1,132,160)
Equity in earnings (losses) of subsidiaries	6,818,439	(16,446,388)	(38,650,417)
Other income (expenses)	136,105	(323)	(113,301)

Income (loss) before income taxes	5,866,412	(17,926,074)	(39,895,878)
Income taxes	—	—	—

Equity in losses of affiliates	(743,153)	—	—

Net income (loss) of Acorn International, Inc. shareholders	$5,123,259	$(17,926,074)	$(39,895,878)

FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(In US dollars, except share data)

	For the years ended December 31,
	2011	2012	2013
Net income (loss)	$5,123,259	$(17,926,074)	$(39,895,878)
Other comprehensive income, net of tax
Unrealized gains on available-for-sale securities	21,965	—	—
Gains on disposition of available-for-sale securities	(499,019)	—	—
Foreign currency translation adjustments	8,317,804	399,847	4,564,209

Comprehensive income (loss) of Acorn International, Inc.	12,964,009	(17,526,227)	(35,331,669)

FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF CHANGES IN EQUITY

(In US dollars, except share data)

	Ordinary shares		Additional Paid-in capital	Accumulated deficits	Accumulated other comprehensive income	Treasury stock, at cost		Total equity
	Shares	Amount				Shares	Amount
Balance at January 1, 2011	93,904,748	$939,047	$157,092,684	$(8,004,801)	$22,480,106	(4,627,833)	$(11,463,946)	$161,043,090
Net income	—	—	—	5,123,259	—	—	—	5,123,259
Unrealized losses on available-for-sales securities	—	—	—	—	21,965	—	—	21,965
Gains on disposition of available-for-sale securities	—	—	—	—	(499,019)	—	—	(499,019)
Foreign currency translation adjustments	—	—	—	—	8,317,804	—	—	8,317,804
Exercise of stock options	556,581	5,566	873,831	—	—	—	—	879,397
Exercise of restricted share units	105,288	1,053	(1,053)	—	—	—	—	—
Share-based compensation	—	—	129,673	—	—	—	—	129,673

Balance at December 31, 2011	94,566,617	$945,666	$158,095,135	$(2,881,542)	$30,320,856	(4,627,833)	$(11,463,946)	$175,016,169
Net loss	—	—	—	(17,926,074)	—	—	—	(17,926,074)
Foreign currency translation adjustments	—	—	—	—	399,847	—	—	399,847
Exercise of restricted share units	50,892	509	(509)	—	—	—	—	—
Share-based compensation	—	—	424,445	—	—	—	—	424,445

Balance at December 31, 2012	94,617,509	$946,175	$158,519,071	$(20,807,616)	$30,720,703	(4,627,833)	$(11,463,946)	$157,914,387
Net loss	—	—	—	(39,895,878)	—	—	—	(39,895,878)
Foreign currency translation adjustments	—	—	—	—	4,564,209	—	—	4,564,209
Repurchase of ordinary shares						(7,859,550)	(8,645,505)	(8,645,505)
Exercise of restricted share units	319,665	3,197	(3,197)	—	—	—	—	—
Share-based compensation	—	—	446,412	—	—	—	—	446,412

Balance at December 31, 2013	94,937,174	$949,372	$158,962,286	$(60,703,494)	$35,284,912	(12,487,383)	$(20,109,451)	$114,383,625

FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF CASH FLOWS

(In US dollars)

	For the years ended December 31,
	2011	2012	2013
Operating activities:
Net income (loss) attributable to Acorn International, Inc. shareholders	$5,123,259	$(17,926,074)	$(39,895,878)
Share-based compensation	129,673	424,445	446,412
Equity in (earnings) losses of subsidiaries	(6,818,439)	16,446,388	38,650,417
Equity in losses of an affiliate	743,153	—	—
Losses on change in fair value of derivative asset	255,453	—	—
Gain on sale of long-term investment	(449,453)	—	—
Accrued interests on available-for-sale securities	(212,000)	—	—
Accrued interests on long-term debt	—	—	152,931
Changes in operating assets and liabilities:
Other current assets	(30,402)	10,432	19,260
Amounts due from subsidiaries	(6,946,426)	559,832	—
Other current liabilities	(449,154)	(27,729)	(72,509)

Net cash used in operating activities	$(8,654,336)	$(512,706)	$(699,367)

Investing activities:
Investments in subsidiaries	1,570,880	—	—
Sale of long-term investment	7,120,000	—	—

Net cash provided by investing activities	$8,690,880	$—	$—

Financing activities:
Increase in long-term debt	—	—	8,450,000
Repurchase of ordinary shares	—	—	(8,645,505)
Dividends paid	(14,710)	(467)	—
Proceeds from exercise of stock options	879,397	—	—

Net cash provided by (used in) financing activities	$864,687	$(467)	$(195,505)

Net increase (decrease) in cash and cash equivalents	$901,231	$(513,173)	$(894,872)
Cash and cash equivalents at the beginning of the year	3,215,618	4,116,849	3,603,676

Cash and cash equivalents at the end of the year	$4,116,849	$3,603,676	$2,708,804

FINANCIAL INFORMATION OF PARENT COMPANY

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