Form 20-F
period 2014-12-31
Acorn International, Inc.
filed 2015-05-13
CIK 1365742

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

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

19/F, 20th Building, 487 Tianlin Road, Shanghai 200233

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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 83,049,791

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☐  Yes    ☒  No

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

ACORN INTERNATIONAL, INC.

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report only, references to:

•	“ordinary shares” are to our ordinary shares, par value $0.01 per share;

•	“ADSs” are to our American depositary shares, each of which represents three ordinary shares;

•	“ADRs” are to American depositary receipts, which, if issued, evidence our ADSs;

•	“$”, “US$”, “USD” and “U.S. dollars” are to the legal currency of the United States;

•	“China” and the “PRC” are to the People’s Republic of China, excluding Taiwan and the special administrative regions of Hong Kong and Macau;

•	“variable interest entities,” or “VIEs,” refer to Shanghai Acorn Network Technology Development Co., Ltd., Beijing Acorn Trade Co., Ltd., Shanghai HJX Digital Technology Co., Ltd. and Beijing HJX Technology Development Co., Ltd., four domestic PRC companies in which we do not have equity interests but whose financial results have been consolidated into our consolidated financial statements in accordance with U.S. GAAP due to our having effective control over, and our being the primary beneficiary of, the four companies;

•	“consolidated affiliated entities” refer to our variable interest entities and their direct and indirect subsidiaries;

•	“RMB” and “Renminbi” are to the legal currency of China; and

•	“we”, “us”, “our”, “our company” and “our Group” refer to Acorn International, Inc., its predecessor entities, subsidiaries and consolidated affiliated entities, as the context may require.

This annual report on Form 20-F includes our audited consolidated statements of operation data for the years ended December 31, 2012, 2013 and 2014, and audited consolidated balance sheet data as of December 31, 2013 and 2014.

We and certain of our shareholders completed the initial public offering of 8,855,000 ADSs in May 2007. Our ADSs are listed on the New York Stock Exchange under the symbol “ATV”.

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts are forward-looking statements based on our current expectations, assumptions, estimates and projections about us and our industry. These statements involve known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” which may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward- looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigations Reform Act of 1995. In some cases, these forward-looking statements can be identified by words or phrases such as “aim”, “anticipate”, “believe”, “continue”, “estimate”, “expect”, “intend”, “is/are likely to”, “may”, “plan”, “potential”, “will” or other similar expressions. The forward-looking statements included in this annual report relate to, among others:

•	anticipated operating results for the first quarter of 2015;

•	our ability to reduce our losses, generate cash flows and fund our operations, particularly given the qualification included in the audit report accompanying our 2014 financial statements;

•	our goals and strategies and our expansion plans;

•	expected trends in our direct-sales platform and our distribution network, and in our margins and certain cost or expense items as a percentage of our net revenues;

•	our future business development, financial condition and results of operations;

•	our ability to introduce successful new products and attract new customers;

•	our ability to maintain and build our brand and revenue for our direct-sales products, particularly following our decision to terminate the purchase of TV airtime for TV direct-sales;

•	our ability to manage our featured product lines;

•	competition from companies in a number of industries, including internet companies that provide direct-sales marketing in China for consumer products;

•	expected changes in our revenues and certain cost or expense items resulting from changes in our business strategies in response to the new regulatory environment in China;

•	our ability to effectively control our cost of sales and efficiently access media channels;

•	PRC governmental policies and regulations relating to our businesses;

•	general economic and business condition in China and elsewhere; and

•	assumptions underlying or related to any of the foregoing.

The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. We would like to caution you not to place undue reliance on forward-looking statements and you should read these statements in conjunction with the risk factors disclosed in “Item 3.D. Key Information—Risk Factors.” Those risks are not exhaustive. We operate in an emerging and evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. You should read thoroughly this annual report and the documents that we refer to with the understanding that our actual future results may be materially different from what we expect. All forward-looking statements included herein attributable to us or other parties or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except as required by law, we undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A. Selected Financial Data

The following selected consolidated statements of operations data for the three years ended December 31, 2012, 2013 and 2014, and the selected consolidated balance sheet data as of December 31, 2013 and 2014, have been derived from our audited consolidated financial statements for the years ended December 31, 2012, 2013 and 2014, and are included elsewhere in this annual report. Our selected consolidated statements of operations data for the years ended December 31, 2010 and 2011, and our consolidated balance sheet data as of December 31, 2010, 2011 and 2012, have been derived from our audited consolidated financial statements that are not included in this annual report. Our selected consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. Our historical results for any period are not necessarily indicative of results to be expected for any future period. The selected consolidated financial data should be read in conjunction with those consolidated financial statements and related notes and Item 5, “Operating and Financial Review and Prospects” in this annual report.

	For the years ended December 31,
	2010	2011	2012	2013	2014
	(in thousands, except share and per share data)
Condensed Consolidated Statements of Operations Data
Revenues:
Direct-sales, net	$195,821	$291,525	$193,615	$136,416	$45,233
Distribution sales, net	97,420	70,533	48,959	48,295	49,522

Total revenues, net	293,241	362,058	242,574	184,711	94,755

Cost of revenues:
Direct-sales	106,990	160,360	96,472	57,445	24,353
Distribution sales	74,732	45,584	35,475	35,046	32,570

Total cost of revenues	181,722	205,944	131,947	92,491	56,923

Gross profit	111,519	156,114	110,627	92,220	37,832

Operating (expenses) income:
Advertising expenses	(58,470)	(68,563)	(58,338)	(51,731)	(16,233)
Other selling and marketing expenses(1)	(43,377)	(59,854)	(50,346)	(54,874)	(40,177)
General and administrative expenses(1)	(25,434)	(31,681)	(27,071)	(30,681)	(28,417)
Other operating income, net	2,977	5,084	3,277	2,615	2,121

Total operating (expenses) income	(124,304)	(155,014)	(132,478)	(134,671)	(82,706)

Income (loss) from operations	(12,785)	1,100	(21,851)	(42,451)	(44,874)
Other income, net	4,826	7,822	5,755	3,394	1,954
Income tax (expense) benefit	1,539	(3,111)	(1,822)	(646)	(1,171)
Equity in losses of affiliates	(797)	(772)	—	(205)	(235)

Income (loss) from continuing operations	(7,217)	5,039	(17,918)	(39,908)	(44,326)
Income from extraordinary items, net of tax	827	—	—	—	—

Net income (loss)(2)(3)	(6,390)	5,039	(17,918)	(39,908)	(44,326)
Net income (loss) attributable to non-controlling interests	19	(84)	8	(12)	3

Net income (loss) attributable to Acorn International, Inc	(6,409)	5,123	(17,926)	(39,896)	(44,329)

Net income (loss) attributable to holders of ordinary shares	$(6,409)	$5,123	$(17,926)	$(39,896)	$(44,329)

Income (loss) per ordinary share:
Basic and Diluted	$(0.07)	$0.06	$(0.20)	$(0.47)	$(0.54)

Weighted average number of shares used in calculating income (loss) per ordinary share
Basic	88,923,162	89,629,395	89,965,979	84,115,169	82,690,613

Diluted	88,923,162	89,796,835	89,965,979	84,115,169	82,690,613

	As of December 31,
	2010	2011	2012	2013	2014
	(in thousands)
Condensed Consolidated Balance Sheet Data
Cash and cash equivalents	$91,667	$111,180	$90,975	$82,552	$34,686
Prepaid advertising expenses	8,433	11,655	8,563	3,215	6,162
Total assets	214,632	245,676	207,397	175,354	125,732
Deferred revenue	—	—	904	787	667
Total liabilities	30,812	48,781	27,595	39,082	34,061
Total liabilities and equity	$214,632	$245,676	$207,397	$175,354	$125,732

	For the years ended December 31,
	2012	2013	2014
	(in thousands, except percentages)
Selected Operating Data
Number of inbound calls generated through direct-sales platforms	4,377	3,702	1,204
Conversion rate for inbound calls to product purchase orders	36.2%	31.2%	13.0%
Total TV direct-sales program minutes	187	115	131

(1)	Includes share-based compensation of:

	For the years ended December 31,
	2010	2011	2012	2013	2014
	(in thousands)
General and administrative expenses	$(215)	$(130)	$(424)	$(446)	$(428)

(2)	Includes:

	For the years ended December 31,
	2010	2011	2012	2013	2014
		(in thousands)
Share-based compensation	$(215)	$(130)	$(424)	$(446)	$(428)
Gain on change in fair value of derivative assets	199	306	—	—	—

(3)	Net income (loss) for the periods presented reflect effective tax rates, which may not be representative of our long- term expected effective tax rates in light of the tax holidays and exemptions enjoyed by certain of our PRC subsidiaries and our consolidated affiliated entities. See Item 5.A, “Operating and Financial Review and Prospects—Operating Results—Taxation”.

Exchange Rate Information

We have published our financial statements in U.S. dollars. Our business is primarily conducted in China and most of our revenues are denominated in Renminbi. Periodic reports will be made to shareholders and will be expressed in U.S. dollars using the then current exchange rates. The conversion of Renminbi into U.S. dollars in this annual report is based on the official base exchange rate published by the People’s Bank of China. Monetary assets and liabilities denominated in Renminbi are translated into U.S. dollars at the rates of exchange as of the balance sheet date; equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the year as published by the People’s Bank of China. Unless otherwise noted, all translations from Renminbi to U.S. dollars in this annual report were made at $1.00 to RMB6.1190, which was the prevailing rate on December 31, 2014. The prevailing rate on April 30, 2015 was $1.00 to RMB6.1137. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

The following table sets forth various information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you.

Period	Noon Buying Rate
	Period End	Average(1)	Low	High
	(RMB per U.S. Dollar)
2010	6.6227	6.7668	6.6227	6.8284
2011	6.3009	6.4445	6.3009	6.6349
2012	6.2855	6.3085	6.2670	6.3495
2013	6.0969	6.1896	6.0969	6.2898
2014
October	6.1461	6.1441	6.1493	6.1395
November	6.1345	6.1432	6.1602	6.1320
December	6.1190	6.1238	6.1411	6.1137
2015
January	6.1370	6.1272	6.1384	6.1188
February	6.1475	6.1339	6.1475	6.1261
March	6.1422	6.1507	6.1617	6.1375
April	6.1137	6.1301	6.1434	6.1137

(1)	Annual average for any given year is calculated by using the average of the exchange rates on the end of each month during such year. Monthly average for any given month is calculated by using the average of the daily rates during such month.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risks Relating to Our Business and Industry

Due to various PRC regulations significantly impacting our ability to effectively utilize our TV direct-sales programs and rising prices for media time, we have substantially discontinued our TV direct-sales platform, which will likely result in lower year-over-year revenues.

Historically, a significant portion of our revenues were generated through TV direct-sales. Our TV direct-sales depended on our ability to successfully access and utilize TV media time to televise our direct-sales programs and infomercials, with purchases of TV time historically being our largest operating expenditure. Under PRC regulations, airtime used to broadcast retail sales programs is generally considered advertising time. As a result of (i) a series of increasingly more restrictive PRC regulations and rules on TV advertising (the latest and most restrictive of which became effective on January 1, 2014), and (ii) media costs outpacing related revenue growth, over time we have substantially reduced our TV airtime for infomercials promoting our products, and in early 2015, we suspended the procurement of new TV time altogether. In addition to lowering TV direct-sales revenues, the gradual reduction and ultimate suspension in procurements of TV airtime have resulted in lower customer conversion rates for our other direct-sales efforts, lower average selling prices and have made it more difficult for us to expand our customer database. In 2012, 2013 and 2014, our TV direct-sales were $101.6 million, $56.2 million and $5.7 million respectively (or approximately 41.9%, 30.4% and 6.0% of our total net revenues).

As of the date of this annual report, for the near-term, we expect that our 2015 revenues will decrease materially from 2014 levels as a result of our discontinuation of our TV direct-sales platform, with the amount of the decline dependent on our ability to maintain and grow revenue in our other business lines and the effectiveness of our marketing efforts. The overall impact of the discontinuation of our TV direct-sales platform on our future operating results depends on, among other things, our success in promoting our products through our other existing platforms and distribution networks, our ability to establish new direct-sales platforms or distribution networks, and the degree to which distribution sales of our products are impacted by the cessation of our TV direct-sales programs and changes in management and other personnel. In connection with a dispute between two groups of shareholders relating to management and direction of our company, on May 4, 2015, we convened an extraordinary general meeting, or EGM, of our shareholders to remove certain directors and re-elect certain directors, followed by a meeting of our newly constituted board of directors. These events, among other things, resulted in (i) the election of Mr. Robert W. Roche as our executive chairman and chief executive officer and (ii) the removal of Mr. Don Dongjie Yang, a company founder, as a company director, our executive chairman and our chief executive officer and the removal of three of our other directors. See “Item 8A Financial Information—Consolidated financial statements and other financial information—Litigation” and “Item 7 Major Shareholders and Related Party Transactions—Related Party Transactions—Shareholder Dispute.”

If various measures to reduce operating expenses or generate additional cash flows are unsuccessful, we may continue to experience significant net losses and negative cash flows.

We had a net loss of approximately $17.9 million, $39.9 million and $44.3 million respectively in 2012, 2013 and 2014 with an net loss of approximately $10.0 million expected for the first quarter of 2015. We have implemented, or are in the process of implementing, a series of initiatives designed to reduce our losses and generate additional cash flow.

Our TV advertising time contracts typically require advance payments. Our cash expenditures on TV advertising time in 2012, 2013 and 2014 were $58.3 million, $51.7 million and $16.2 million, respectively. As of the first quarter of 2015, we have suspended new TV advertising time purchases as we exited the TV direct-sales business. We expect this to result in significant cost savings. As of December 31, 2014, we had $6.2 million in prepaid TV advertising time, and we are in the process of seeking a return of these prepaid amounts.

We have reduced our headcount across all of our business divisions. As of March 31, 2015, December 31, 2014 and December 31, 2013, we had 717, 894 and 1,763 employees, respectively. We have also subleased excess office and warehouse space to third parties, resulting in a decrease in associated costs and an increase in non-operating revenue.

We must continue to make significant strides to decrease our losses and generate additional cash flow. Our ability to achieve and maintain profitability and positive cash flow from operating and other activities depends on various factors, including our ability to grow revenue and control our costs and expenses, the effectiveness of our selling and marketing activities, consumer acceptance of our products and the growth and maintenance of our customer base. We may fail to achieve or sustain profitability or positive cash flow from operating and other activities. Even if we achieve positive cash flow, these amounts may be insufficient to satisfy our anticipated capital expenditures and other cash needs.

There is substantial doubt as to our ability to continue as a going concern and we must continue to successfully take a variety of actions to address this concern, including cutting costs and securing other sources of financing, to continue our operations for the next 12 months and beyond.

In light of the matters discussed below and in note 2(d) to our 2014 consolidated financial statements (including our recent operational difficulties and significant historical losses), there is substantial doubt about our ability to continue as a going concern. Our 2014 financial statements do not reflect any adjustments that might result from the outcome of this uncertainty and the accompanying audit opinion includes a related paragraph.

In 2014, we experienced significant operational difficulties primarily driven by (i) the industry-wide changes in PRC regulations and rules on TV advertising, and (ii) the pendency of a legal proceeding in the Cayman Islands between two groups of shareholders relating to the management and direction of our company. These matters resulted in diversion of our management’s attention and also prevented us from pursuing transactions outside of the ordinary course of business, including potential equity financings, during the pendency of such proceedings without first obtaining court approval. Although these matters have had a significant negative impact on the Company’s liquidity position during 2014, we responded to the latest PRC regulatory changes by moving out of the TV direct-sales business in the first quarter of 2015. In March 2015 the Cayman Islands court issued a final order related to the shareholder dispute and on May 4, 2015 we convened the EGM required to be called by the court’s final order that resulted in changes to our board members and our management. We believe that these events may serve as a catalyst to resolve the dispute. See “Item 8A Financial Information—Consolidated financial statements and other financial information—Litigation” and “Item 7 Major Shareholders and Related Party Transactions—Related Party Transactions—Shareholder Dispute.”

As of December 31, 2014 and March 31, 2015, we had approximately $44.4 million and $23.5 million, respectively, in cash and cash equivalents, term deposits and restricted cash. As described above and more fully in “Item 5—Liquidity and Capital Resources,” we have taken, or are in the process of taking, various actions to reduce our losses, generate additional cash flow and identify potential borrowing sources to increase our liquidity position, fund our operations and continue as a going concern.

If these actions are successful, we believe we can meet our anticipated cash needs for the next 12 months. However, these actions may not provide sufficient savings or generate meaningful additional cash flow and we may be unable to secure financing on a timely basis or at all. We may need to obtain additional cash resources by selling additional equity or debt securities or obtaining a credit facility. The sale of additional equity securities could result in additional dilution to our shareholders. The adverse factors described in note 2 to our 2014 consolidated financial statements, which resulted in the inclusion of substantial doubt language in the audit report about our ability to continue to meet our obligations as they become due, could affect our ability to obtain financing from third parties or could result in increased costs of such financing. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations and could require that we secure any indebtedness with our assets. In addition, we cannot be certain that additional funding will be available on acceptable terms, or at all. Our failure to obtain sufficient capital or sufficient capital on acceptable terms could significantly harm our business, financial condition and prospects and in extreme circumstances could require us to curtail operation and result in voluntary or involuntary dissolution or liquidation proceeding of our company and a total loss of your investment.

Our evolving business model and the evolution of China’s direct-sales industry makes it difficult to evaluate our business and future prospects.

Our business model has varied throughout our operating history in response to changes in the direct-sales industry and the regulatory environment in China. In response to increasingly more restrictive regulations on TV advertising in China, we have had to move away from our historic core TV direct-sales platform and establish other direct-sales platforms, which currently consist of outbound marketing, Internet sales and catalog sales, as well as build out our nationwide distribution network for our own various proprietary-branded product lines, including Ozing electronic learning products, Rose kitchen and household products, and Babaka posture-correction products.

The evolution of our business model makes it difficult for you to evaluate our business and future prospects. Our longer term goal is to become one of the leading marketing and branding companies in China and to capitalize on our integrated multi-channel platform with an aim to becoming partners of choice for both well-established and promising new businesses to market and distribute their products in China. To achieve this goal, we need to continue to grow our business across platforms and product lines. Our ability to successfully implement our strategy is subject to various risks and uncertainties, including:

•	our relatively short history in the Internet business;

•	our ability to maintain awareness of our brands, generate sales and develop customer loyalty through our direct-sales platform, particularly following our termination of TV direct-sales;

•	our ability to anticipate and adapt to new media platforms and technological developments;

•	changes in government regulations, industry consolidation and other significant competitive and market dynamics;

•	our ability to upgrade our technology or infrastructure to keep pace with our current and future direct-sales platforms; and

•	the potential need in the future for additional capital to finance our expansion of these business operations, which may not be available on reasonable terms or at all; and

•	the need to recruit additional skilled employees, including technicians and managers at different levels.

There can be no assurance that we will be able to effectively manage these risks or execute our business strategies, which could have a material adverse effect on our growth, results of operations and business prospects.

Our operating results fluctuate from period to period, making them difficult to predict.

Our operating results are highly dependent upon, and will fluctuate based on, the following product-related factors:

•	the mix of products selected by us for marketing through our direct-sales platforms and our nationwide distribution network and their average selling prices;

•	negative publicity about our products;

•	new product introductions by us or our competitors and our ability to identify new products;

•	the availability of competing products and possible reductions in the sales price of our products over time in response to competitive offerings or in anticipation of our introduction of new or upgraded offerings;

•	seasonality with respect to certain of our products, such as our electronic learning products, for which sales are typically higher around our first and third fiscal quarters corresponding with the end and beginning of school semesters in China, respectively;

•	the cycles of our products featured in our direct-sales programs, with such sales typically growing rapidly over the initial promotional period and then declining over time, sometimes precipitously in a short period of time;

•	the market of certain featured products becoming saturated over time;

•	discounts offered to our distributors as part of incentive plans to stimulate sales;

•	the success of our distributors in promoting and selling our products locally; and

•	the potential negative impact distributor sales may have on our own direct-sales efforts.

In addition, factors not directly relating to our products that could cause our operating results to fluctuate in a particular period or in comparison to a prior period include:

•	new laws, regulations or rules promulgated by the PRC government governing the consumer products marketing and branding industries;

•	natural disasters, such as the severe snow storms or earthquake experienced by China in 2008;

•	the amount and timing of operating expenses incurred by us, including our media procurement expenses, inventory-related losses, bad debt expense, product returns and options grants to our employees;

•	gains and losses related to our investments in marketable securities; and

•	the level of advertising and other promotional efforts by us and our competitors in a particular period.

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

Our five best-selling featured product lines accounted for 82.1%, 87.5% and 89.7% of our gross revenues in 2012, 2013 and 2014, respectively. In 2014, our fitness product line, which was the main driver for our revenue in 2013, has experienced a large decline due to its entry into the later stage of the product life cycle and accounted for $4.6 million of our gross revenues in 2014 as compared to $38.4 million in 2013. Our featured products may fail to maintain or achieve sufficient consumer market popularity and sales may decline due to, among other factors, the introduction of competing products, entry of new competitors, customer dissatisfaction with the value or quality offered by our products, negative publicity or market saturation. Consequently, our future sales success depends on our ability to successfully identify, develop, introduce and distribute in a timely and cost- effective manner new and upgraded products.

Our product sales for a given period will depend upon, among other things, a positive customer response to our direct-sales efforts, our effective management of product inventory, the stage of our products’ lifecycles during the period or our add-on services provided in connection with our products. Positive customer responses depend on many factors, including the appeal of the products and services being marketed, the effectiveness of our direct-sales platforms and the viability of competing products. Our new products may not receive market acceptance. In addition, from time to time, we experience delays in the supply of our products to customers due to production delays or shortages or inadequate inventory management, and we lose potential product sales as a result. Furthermore, during a product’s lifecycle, problems may arise regarding regulatory, intellectual property, product liability or other issues which may affect the continued viability of the product for sale.

If we fail to identify and introduce additional successful products, including those to replace existing featured products suffering from declining sales or approaching the end of their product lifecycle, our gross revenues may not grow or may decline and our market share and value of our brand may be materially and adversely affected. In addition, any change in the provision of our add-on services, such as the internet interactive services provided for our featured electronic learning products, could materially and adversely affect the perception and acceptance of our products, which could materially and adversely affect our business, financial condition and results of operations.

Our failure to quickly identify and adapt to changing industry conditions may have a material and adverse effect on our business, financial condition and results of operations.

The online and offline consumer marketing and sales industries are subject to changing consumer preferences and industry conditions. Consequently, we must stay abreast of emerging fashion, lifestyle, design, technological and other industry and consumer trends. This requires timely collection of market feedback, accurate assessments of market trends, deep understanding of industry dynamics and flexible manufacturing capabilities.

We must also maintain relationships with suppliers who can adapt to fast-changing consumer preferences. If one or more of our existing suppliers cannot meet these requirements effectively, we will need to find and source from new suppliers, which may be costly and time-consuming. We or our suppliers may overestimate customer demand, face increased overhead expenditures without a corresponding increase in sales and incur inventory write-downs, which will adversely affect our results of operations.

If we cannot offer appealing products on our websites or through our other direct-sales platforms, our customers may purchase fewer products from us or stop purchasing products from us altogether. Our reputation may also be negatively impacted. If we do not anticipate, identify and respond effectively to consumer preferences or changes in consumer trends at an early stage, we may not be able to generate our desired level of sales. Failure to properly address these challenges may materially and adversely affect our business, financial condition and results of operations.

Our business depends significantly on the strength of our product brands and corporate reputation; our failure to develop, maintain and enhance our product brands and corporate reputation may materially and adversely affect the level of market recognition of, and trust in, our products.

In China’s fragmented, developing and increasingly competitive consumer market, product brands and corporate reputation have become critical to the success of our new products and the continued popularity of our existing products. Our brand promotion efforts, particularly our brand promotion activities, may be materially and adversely affected by our suspending purchases of TV airtime for TV direct-sales programs, and our other promotion activities may prove to be expensive and may fail to either effectively promote our product brands or generate additional sales.

In addition, our product brands, corporate reputation and product sales could be harmed if, for example:

•	our advertisements, or the advertisements of the owners of the third-party brands that we market or those of our distributors, are deemed to be misleading or inaccurate;

•	our products fail to meet customer expectations;

•	we provide poor or ineffective customer service;

•	our products contain defects or otherwise fail;

•	consumers confuse our products with inferior or counterfeit products; or

•	consumers find our outbound marketing intrusive or annoying.

Furthermore, some of our customers reported that they have received phone calls from certain unidentified third parties impersonating our staff. These unidentified individuals called our customers to request that they (i) modify their order because the ordered product was out of stock, or (ii) reject an ordered product upon delivery because it was damaged. In some cases, these unidentified individuals delivered counterfeit or inferior products to our customers. After our internal investigation and the investigation conducted by relevant PRC authorities, a group of impersonators were arrested by the police and were sentenced by the court in August 2011. Since 2011, we have identified other occurrences involving individuals impersonating our staff and calling our customers to achieve similar results. In each case, we identified such activities and have taken steps necessary to thwart and prosecute the impersonators. Although we continue to take steps reasonably aimed at preventing such events from recurring, including periodic internal investigations, there can be no assurance that we will be able to effectively prevent the recurrence of such events in the future, and in case such events recurs in the future, it could materially, adversely affect our reputation among our customers and potential customers and our result of operations.

We rely on our nationwide distribution network for a substantial portion of our revenues. Failure to maintain good distributor relations could materially disrupt our distribution business and harm our net revenues.

Our distribution sales account for a substantial portion of our net revenues. In 2012, 2013 and 2014, 20.2%, 26.1% and 52.3%, respectively, of our net revenues were generated through our distributors across China. Our largest distributor accounted for approximately 1.1%, 3.0% and 4.5% of our gross revenues in 2012, 2013 and 2014, respectively. We do not maintain long-term contracts with our distributors. Maintaining relationships with existing distributors and replacing any distributor may be difficult or time consuming. Our failure to maintain good relationships with our distributors could materially disrupt our distribution business and harm our net revenues.

We may be unable to effectively manage our nationwide distribution network. Any failure by our distributors to operate in compliance with our distribution agreements and applicable law may result in liability to us, may interrupt the effective operation of our distribution network, may harm our brands and our corporate image and may result in decreased sales.

We have limited ability to manage the activities of our distributors, who operate independently from us. In addition, our distributors or the retail outlets to which they sell our products may violate our distribution agreements with them or the sales agreements between our distributors and the retail outlets. Such violations may include, among other things:

•	failure to meet minimum sales targets for our products or minimum price levels for our products in accordance with relevant agreements;

•	failure to properly promote our products through local marketing media, including Internet and local print media, violation of our media content requirements, or failure to meet minimum required media spending levels;

•	selling products that compete with our products, including product imitations, or selling our products outside their designated territories, possibly in violation of the exclusive distribution rights of other distributors;

•	providing poor customer service; or

•	violating PRC law in the marketing and sale of our products, including PRC restrictions on advertising content or product claims.

In particular, we have discovered that some of the retail outlets to which our distributors sell our products are selling imitation products that compete with our products, such as our Babaka-branded posture correction product. Although we continue to rigorously monitor this situation and require our distributors to abide by their contractual obligation to eliminate any such violation by the retail outlets, we may be unable to police or stop violations such as the selling of imitation products by retail outlets.

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

Our business could be disrupted and our business prospects could be adversely affected due to the recent loss of one of our co-founders, Mr. Don Dongjie Yang, and if we were to lose the services of our other co-founder, Mr. Robert W. Roche, our business could be further disrupted.

Our co-founders, Mr. Robert W. Roche and Mr. Don Dongjie Yang, have each played an important role in the growth and development of our business since its inception. In connection with the shareholder dispute involving Mr. Robert W. Roche and Mr. Don Dongjie Yang (as described in greater detail in “Item 8A Financial Information—Consolidated financial statements and other financial information—Litigation” and “Item 7 Major Shareholders and Related Party Transactions—Related Party Transactions—Shareholder Dispute”), in March 2015 the Cayman Islands court issued an order requiring us to convene an EGM on May 4, 2015, which resulted in shareholders approving various changes to our board members and our management. These events, among other things, resulted in (i) the election of Mr. Robert W. Roche as our executive chairman and chief executive officer and (ii) the removal of Mr. Don Dongjie Yang as a company director, our executive chairman and our chief executive officer.

To date, we have relied heavily on Mr. Don Dongjie Yang’s expertise in our business operations and relationships with our employees and we may not be able to find a suitable replacement for him. In addition, while Mr. Don Dongjie Yang has entered into an employment agreement with us which contains confidentiality and non-compete provisions, we may not be able to enforce these non-compete provisions in China in light of uncertainties with China’s legal system. Our failure to find a suitable replacement for Mr. Don Dongjie Yang could disrupt our business and if Mr. Don Dongjie Yang joins a competitor or forms a competing business, it could materially harm our business and negatively affect our financial condition and results of operations. Moreover, even if a complete separation of Mr. Don Dongjie Yang from our company did not have any actual impact on our operations and the growth of our business, it could create the perception among investors or the marketplace that his departure may severely damage our business and operations and negatively affect investor confidence in us, which may cause the market price of our ADSs to decline.

In light of the foregoing, our future success is now more dependent upon the continuing service of Mr. Robert W. Roche, our executive chairman and chief executive officer. If Mr. Robert W. Roche is unable or unwilling to continue in his present position, we may not be able to replace him easily or at all, our business could be severely disrupted, and our financial condition and results of operations could be materially and adversely affected. We do not maintain key-man life insurance for Mr. Robert W. Roche.

If we are unable to attract, retain and motivate key personnel or hire qualified personnel, or if such personnel do not work well together, our growth prospects and profitability will be harmed.

Our business is supported and enhanced by a team of highly skilled employees who are critical to maintaining the quality and consistency of our business and reputation. It is important for us to attract qualified employees, especially marketing personnel, supply chain managers, call center operators and employees with high levels of experience in Internet-related sales.

During 2014 and continuing into 2015, we have effected a substantial reduction in our work force across all functions of our operations, which reductions are primarily driven by cost-control efforts as well as the winding down of our TV direct-sales platform. In addition, through voluntary attrition, certain key personnel have recently left, and we have yet to recruit replacements. The reductions in our workforce and the loss of such key personnel could seriously harm the morale of existing employees and our ability to attract prospective employees in key areas of need or retain current key personnel in critical areas of operations, which could disrupt our business and operations and negatively affect our financial performance.

We must also provide continuous training to our employees so that they have up-to-date knowledge of various aspects of our operations and can meet our demand for high-quality services. If we fail to do so, the quality of our services may deteriorate in one or more of the markets where we operate, which may cause a negative perception of our brand and adversely affect our business. Finally, disputes between us and our employees may arise from time to time and if we are not able to properly handle our relationship with our employees, our business, financial condition and results of operations may be adversely affected.

In fulfilling sales through our direct-sales platforms, we face customer acceptance, delivery, payment and collection risks that could adversely impact our direct-sales net revenues and overall operating results. We are dependent on China Express Mail Service Corporation, or EMS and local delivery companies, to make our product deliveries and from time to time we have been required to write off certain accounts receivable from them.

We rely on EMS, the largest national express mail service operated by the China Post Office, and local delivery companies to deliver products sold through our direct-sales platforms. EMS and local delivery companies made deliveries of products representing 26.7% and 53.3% of our sales in 2012, respectively, 26.4% and 49.9% of our sales in 2013, respectively, and 11.3% and 36.4% of our sales in 2014, respectively. Although we have started offering credit card payment options for selected card holders, substantially all of the products that we sell through our direct-sales platforms are delivered and paid for by customers on a cash on delivery, or COD, basis. We rely on EMS and local delivery companies to remit customer payment collections to us. Of the total attempted product deliveries by EMS and local delivery companies on a COD basis, approximately 72%, 68% and 68% were successful in 2012, 2013 and 2014, respectively. Reasons for delivery failure primarily include customer refusal to accept a product upon delivery or failure to successfully locate the delivery address. Although we continue to explore alternative payment methods and expand our credit card payment options, we expect to continue to be dependent on COD customer payments for the foreseeable future.

EMS typically requires two to three weeks to remit to us the COD payments received from our customers. Of our total accounts receivable balance as of December 31, 2012 and 2013, $3.6 million or 25.3%, and $1.1 million or 18.7%, respectively, were due from EMS. As of December 31, 2014, no single delivery company accounted for more than 10% of our total accounts receivables. In addition, from time to time, we have been required to write off certain EMS accounts receivable due to a difference between EMS’s collections according to our records and cash amounts actually received by EMS according to their records. The total amount of EMS-related accounts receivable written off in 2012, 2013 and 2014 was approximately $0.9 million, $0.5 million and $0.2 million respectively. We may be required to write off similar or higher amounts in the future. We do not maintain a long-term contract with EMS or local delivery companies. Failure or inability to renew our contract with EMS or local delivery companies could disrupt our business and operations and negatively affect our financial performance.

In addition, one local delivery company that we used for delivery of our products became insolvent in 2011. Although we are trying to recover the outstanding accounts receivable due from such local delivery company, our management considered that the possibility to fully collect such accounts receivable is remote and made a $2.5 million bad-debt provision in connection with the receivables from such local delivery company.

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

Competition from current or future competitors could cause our products to lose market acceptance or require us to significantly reduce our prices or increase our promotional activities to maintain and attract customers. Many of our current or future competitors may have longer operating histories, better brand recognition and consumer trust, strong media management capabilities, better media and supplier relationships, a larger technical staff and sales force and/or greater financial, technical or marketing resources than we do. We face competition from the following companies operating in our value chain:

•	numerous domestic and international sellers of consumer branded products that sell their products in China and that compete with our products, such as our Ozing electronic learning products, which compete with electronic learning products from BBG, Noah, Readboy, and other brands, and our mobile phone products, which compete with similar products sold by local and international mobile phone manufacturers; and

•	other Internet and e-commerce companies in China, which offer consumer products online via an Internet platform, such as Dang Dang Wang and Yihaodian.

We also compete with companies that make imitations of our products at substantially lower prices, such as our Babaka-branded posture correction products, which may be sold in department stores, pharmacies and general merchandise stores.

Interruption or failure of our telephone system and management information systems could impair our ability to effectively sell and deliver our products or result in a loss or corruption of data, which could damage our reputation and negatively impact our results of operations.

In 2012, 2013 and 2014, approximately 79.8%, 73.9% and 47.7% of our total net revenues, respectively, were generated through our direct-sales platforms with orders processed by our call centers. Our call centers rely heavily on our telephone and management information systems, or MIS, to receive customer calls at our call centers, process customer purchases, arrange product delivery and assess the effectiveness of advertising placements and consumer acceptance of our products, among other things. As our business evolves and our MIS requirements change, we may need to modify, upgrade and replace our systems. We work closely with third- party vendors to provide telephone service tailored to our specific needs. We are and will continue to be substantially reliant on these third-party vendors for the provision of maintenance, modifications, upgrades and replacements to our systems. If these third-party vendors can no longer provide these services, it may be difficult, time consuming and costly to replace them. Any such modification, upgrading or replacement of our systems may be costly and could create disturbances or interruptions to our operations. Similarly, undetected errors or inadequacies in our telephone and MIS may be difficult or expensive to timely correct and could result in substantial service interruptions.

From time to time, our computer systems may experience short periods of power outage resulting from unexpected damage of the facilities where our computer system is located, natural disasters or other reasons. Any telephone or MIS failure (including as a result of natural disaster or power outage), particularly during peak or critical periods, could inhibit our ability to receive calls and complete orders or evaluate the effectiveness of our promotions or consumer acceptance of our products or otherwise operate our business. These events could, in turn, impair our ability to effectively sell and deliver our products or result in the loss or corruption of customer, supplier and distributor data, which could damage our reputation and negatively impact our results of operations.

The provision of our add-on services via third-party service providers may be beyond our control and negatively impact our customer experience, and we may not be able to continue to provide such services if we are deemed to be providing online education service, which could substantially harm our business, financial condition and results of operations and expose us to liability.

In order to provide internet interactive services to users of our electronic learning products or mobile apps, we maintain a large team of service providers with an aim to respond to inquiries from our customers on their inquiries on a real-time basis. However, we may not be able to properly control or monitor the quality of these third-party service providers engaged by us. If our third-party service providers fail to provide quality services that meet the expectation of our customers or fail to continuously provide their services, it could damage our reputation and adversely affect our customers’ experience. Moreover, if our provision of such add-on services were to be deemed by relevant PRC government authorities to be providing online education services, we may not be able to continue to produce such services as we would need to obtain relevant licenses and permits from relevant PRC government authorities. If any such circumstances happen, it could substantially harm our business, financial condition and results of operations and expose us to liabilities.

Failure to protect personal and confidential information of our customers could damage our reputation and substantially harm our business, financial condition and results of operations and expose us to liability.

We collect and store personally identifiable information of our customers in our database through which we sell and market our products. We may not be able to prevent our employees or other third parties, such as hackers, criminal organizations, our external service providers and business partners, from stealing or leaking information provided by our customers to us. In addition, significant capital and other resources may be required to protect against security breaches or to alleviate problems caused by such breaches. The methods used by hackers and others engaged in online criminal activities are increasingly sophisticated and constantly evolving. Even if we are successful in adapting to and preventing new security breaches, any perception by the public that the privacy of customer information is becoming increasingly unsafe or vulnerable to attack could inhibit the growth of online business generally, which in turn may reduce our customers’ confidence and materially and adversely affect our business and prospects. Moreover, we are required to comply with laws and regulations in connection with protection of electronic personal information of our customers in China and we may be obligated to comply with the privacy and data security laws of foreign countries where our customers reside. Our exposure to the PRC and foreign countries’ privacy and data security laws impacts our ability to collect and use personal data, increases our legal compliance costs and may expose us to liability. As such laws proliferate, there may be uncertainty regarding their application or interpretation, which consequently increases our exposure to potential compliance costs and liability. Even if a claim of noncompliance against us does not ultimately result in liability, investigating or responding to a claim may present significant costs and demands on our management.

We could be liable for breaches of security of our service and third-party payment systems, which may have a material and adverse effect on our reputation and business.

In recent years, we have generated an increasingly significant proportion of our net revenues from payments collected through third-party online payment systems, which are primarily generated from our Internet sales. In such transactions, confidential information, such as customers’ debit and credit card numbers and expiration dates, personal information and billing addresses, is transmitted over public networks and security of such information is essential for maintaining customer confidence. While we have not experienced any breach of our security to date, current security measures may prove to be inadequate. In addition, we expect that an increasing number of our sales will be conducted over the Internet as a result of our expanding customer base and the growing use of online payment systems. We also expect that associated online criminal activities will likely increase accordingly. We strive to be prepared to increase our security measures and efforts in order to maintain customer confidence in the reliability of our online payment systems. However, we may not be able to prevent future breaches of our security, which may have a material and adverse effect on our reputation and business.

We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our product brand, reputation and competitive position. In addition, we may have to enforce our intellectual property rights through litigation. Such litigation may result in substantial costs and diversion of resources and management attention.

We rely on a combination of patent, copyright, trademark and unfair competition laws, as well as nondisclosure agreements and other methods to protect our intellectual property rights. In particular, we rely on the trademark law in China to protect our product brands. We currently maintain approximately 488 trademark registrations in China, which expire between 2015 and 2025. We are in the process of extending the trademarks, which are expected to expire in the near future. Separately, we are in the process of applying for registration or transfer of approximately 126 trademarks in China. The legal regime in China for the protection of intellectual property rights is still at a relatively early stage of development. Despite many laws and regulations promulgated and other efforts made by China over the years to enhance its regulation and protection of intellectual property rights, private parties may not enjoy intellectual property rights in China to the same extent as they would in many western countries, including the United States, and enforcement of such laws and regulations in China has not achieved the levels reached in those countries. Although the PRC State Council approved the State Outlines on the Protection of Intellectual Property on April 9, 2008 in an effort to protect intellectual property, the steps we have taken may still be inadequate to prevent the misappropriation of our intellectual property.

We may be unable to enforce our proprietary rights in connection with these trademarks before such registrations or transfers are approved by the relevant authorities and it is possible that such registrations or transfers may not be approved at all. In addition, manufacturers or suppliers in China may imitate our products, copy our various brands and infringe our intellectual property rights. We have discovered unauthorized products in the marketplace that are counterfeit reproductions of our products sold by the retailers within our nationwide distribution network and by third parties in retail stores and on websites. The counterfeit products that we found include our Babaka posture correction products, our Yierjian fitness products, Vibrashape fitness products, kitchen and household products, cosmetic products and our health products.

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

We have in the past been, currently are, and in the future may again be, the subject of claims for infringement, invalidity, or indemnification relating to other parties’ proprietary rights. The defense of intellectual property suits, including copyright infringement suits, and related legal and administrative proceedings can be costly and time consuming and may significantly divert the efforts and resources of our technical and management personnel. Furthermore, an adverse determination in any such litigation or proceeding to which we may become a party could cause us to pay damages, seek licenses from third parties, pay ongoing royalties, redesign our products or become subject to injunctions, each of which could prevent us from pursuing some or all of our businesses and result in our customers or potential customers deferring or limiting their purchase or use of our products, which could materially and adversely affect our financial condition and results of operations.

We may from time to time be involved in legal or other disputes, or become a party to legal, administrative or other proceedings which, if adversely decided, could lead to significant liability and materially adversely affect us.

We may from time to time be involved in disputes with various parties involved in our daily operations, including, but not limited to, our suppliers, customers and distributors. These disputes may lead to legal, administrative or other proceedings to which we are a party, and defense of which may increase our expenses and divert management attention and resources. For example, in August 2013, Yangya Zidian Co., Ltd., or Yangya Zidian, filed nine suits in the Beijing First Intermediate People’s Court against Shanghai HJX, alleging that Shanghai HJX had infringed upon its copyright. Yangya Zidian brought nine law suits separately against our nine electronic learning products, for each product Yangya Zidian claimed that Shanghai HJX should delete the video “Studio Classroom” broadcast on our website, stop all behaviors infringing their copyrights, stop manufacturing and selling relevant Ozing electronic learning products, apologize publicly and compensate for the loss of RMB600,000. Shanghai HJX and Yangya Zidian finally reached a settlement in July 2014, pursuant to which Shanghai HJX has paid aggregate RMB230,000 for all nine cases.

In addition, the Company has been named as subject matter in an inter partes proceeding between certain shareholders of the Company in an action in the Cayman Islands. For a summary of these proceedings, see Item 3.D, “Key Information—Risk Factors—Risks Related to Our Business—The dispute regarding control of our strategic direction and control of our board of directors could adversely impact our business, operating results and prospects” and Item 8.A, “Financial Information—Consolidated statements and other financial information—Litigation”.

Any adverse outcome in any legal, administrative or other similar proceedings that we are a party could lead to significant liabilities and could have a material adverse effect on our business, results of operations and financial condition.

The dispute regarding control of our strategic direction and control of our board of directors could adversely impact our business, operating results and prospects.

Since mid-2014, there has been an ongoing dispute between various shareholders for the control of our strategic direction and our board of directors. The alignment of the various parties to this dispute generally falls across two lines, with Mr. Robert W. Roche, our co-founder and our executive chairman and chief executive officer, and shareholders that are allied with him, in one camp, and the other camp comprised of our other largest shareholders, Mr. Don Dongjie Yang, our other co-founder and our former executive chairman and chief executive officer, and SB Asia Investment Fund II L.P. As described in greater detail in Item 8.A, “Financial

Information—Consolidated statements and other financial information—Litigation,” this dispute has involved, among other things (i) the removal of Mr. Robert W. Roche by our board of directors from his role as executive chairman in August 2014 and, as a result, his preclusion from involvement in our day-to-day operations and management, (ii) various efforts by Mr. Robert W. Roche (which were rejected by our board of directors) to call an extraordinary general meeting of shareholders, or EGM, for the purpose of removing certain of our directors, (iii) Mr. Robert W. Roche, through a shareholder of our company controlled by him, filing a petition in the Cayman Islands in September 2014, seeking a winding up of the Company (or, in the alternative, other remedies), (iv) a cross-petition brought by shareholders of our company controlled or aligned with Mr. Don Dongjie Yang also seeking a winding up of the Company (or, in the alternative, other remedies) based on, among other things, allegations that Mr. Robert W. Roche engaged in conduct and/or threatened to engage in conduct harmful to the Company, and (v) four new directors being elected in December 2014 at our annual general meeting over Mr. Robert W. Roche’s objection.

In March 2015, the Grand Court of the Cayman Islands, or the Cayman Islands Court, found in Mr. Robert W. Roche’s favor and made an order dismissing the cross-petition and, in lieu of making a winding-up order, granting Mr. Robert W. Roche certain of the alternative remedies he (through Acorn Composite Corporation) sought by directing that we call an EGM to be held on May 4, 2015 for the purpose of considering resolutions: (i) to remove four current directors from our board; (ii) to elect to our board of directors three new individuals nominated by Mr. Robert W. Roche; and (iii) to amend our articles of association to allow shareholders who, together hold not less than 30% of our issued shares, to convene an EGM unilaterally. The EGM was held on May 4, 2015 with each of the resolutions passed. Following the EGM, our board elected Mr. Robert W. Roche as our executive chairman and chief executive officer.

Although no appeal has been brought as of the date of this annual report, it is possible an appeal of all or part of the Cayman Islands Court’s order may occur with the winding up of our company being one of the possible remedies sought. The May 4, 2015 EGM and related events may not serve to resolve the dispute. The dispute may result in a public perception that our future direction, strategy or leadership is uncertain, potentially causing us to lose business opportunities, or harming our ability to attract new investors or business partners, and causing our ADS price to experience periods of volatility or stagnation. The dispute has resulted in, and, if it continues or if other related shareholder activities ensue, could result in disruption to our operations and diversion of the attention of management and our employees as a result of responding to these matters, which has been and may continue to be costly and time-consuming. This could result in our business being adversely affected. We have retained the services of various professionals to advise us on this matter, including legal advisors, the costs of which may negatively impact our future financial results. We also may be subject to claims for indemnification related to these matters, and we cannot predict the impact that indemnification claims may have on our business or financial results.

One of our current directors is a significant shareholder, which makes it possible for him to have significant influence over the outcome of all matters submitted to our shareholders for approval and that influence may be alleged to conflict with our interests and the interests of our other shareholders.

As of March 31, 2015, Mr. Robert W. Roche beneficially owned approximately 46% of our outstanding ordinary shares giving him substantial influence over the outcome of all matters submitted to our shareholders for approval, including the election of directors at any general meeting of our shareholders and other corporate actions. As a result of holding more than 30% of our issued shares, Mr. Robert W. Roche has the separate ability to unilaterally convene an EGM of our shareholders. This influence may conflict with the interests of our other shareholders. In addition, such concentration of ownership and influence by Mr. Robert W. Roche may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their ADSs as part of any contemplated sale of our company and may reduce the price of our ADSs or could create actual or perceived governance instabilities, which could adversely affect the price of our ADSs.

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

We do not carry product liability insurance coverage, and our sale of our and other parties’ products could subject us to product liability claims, potential safety-related regulatory actions or product recalls. These events could damage our brand and reputation and the marketability of the products that we sell, divert our management’s attention and result in lower net revenues and increased costs.

The manufacture and sale of our products, in particular, our oxygen generating and neck massager product lines in our health product category, and our sale of other parties’ products could each expose us to product liability claims for personal injuries. Also, if these products are deemed by the PRC authorities to fail to conform to product quality and personal safety requirements in China, we could be subject to PRC regulatory action. Violation of PRC product quality and safety requirements by our or others’ products sold by us may subject us to confiscation of the products, imposition of penalties or an order to cease sales of the violating products or to cease operations pending rectification. If the offense is determined to be serious, our business license could be suspended and possible imposition of criminal liability. We currently do not carry any product liability insurance coverage. Any product liability claim or governmental regulatory action could be costly and time consuming to defend. If successful, product liability claims may require us to pay substantial damages. Also, a material design, manufacturing or quality failure in our and other parties’ products sold by us, other safety issues or heightened regulatory scrutiny could each warrant a product recall by us and result in increased product liability claims. Furthermore, customers may not use the products sold by us in accordance with our product usage instructions, possibly resulting in customer injury. All of these events could materially harm our brand and reputation and marketability of our products, divert our management’s attention and result in lower net revenues and increased costs.

Any disruption of our or our manufacturing service providers’ manufacturing operations could negatively affect the availability of our products and our net revenues derived therefrom.

We manufactured approximately 5.0% of the products we sell in terms of revenues in 2014, with the balance provided by third-party suppliers and manufacturers in China. We purchase the materials we need to manufacture our products, including our electronic learning product line, from outside suppliers in China. We typically purchase all production materials, including critical components such as flash memory, chipsets and LCD display screens for our electronic-learning products, on a purchase order basis and do not have long-term contracts with our suppliers.

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

Other risks for the products manufactured by us, include, among others:

•	having too much or too little production capacity;

•	being unable to obtain raw materials on a timely basis or at commercially reasonable prices, which could adversely affect the pricing and availability of our products;

•	experiencing quality-control problems;

•	accumulating obsolete inventory;

•	failing to timely meet demand for our products; and

•	experiencing delays in manufacturing operations due to understaffing during the peak seasons and holidays.

Currently, products manufactured and supplied by third parties for us include our kitchen and household products, mobile phones, cosmetics, fitness products, collectibles and other products. Some of our products are supplied by third-party manufacturers based on designs or technical requirements provided by us. These manufacturers may fail to produce products that conform to our requirements. In addition, for products manufactured or supplied by third-party manufacturers, we indirectly face many of the risks described above and other risks. For example, our third-party manufacturers may not continue to supply products to us of the quality and/or in the quantities we require. It may also be difficult or expensive for us to replace a third-party manufacturer.

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

We are required, among other things, to test intangible assets and other long-lived assets for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. In connection with our business acquisitions, we make assumptions regarding estimated future cash flow and other factors to determine the fair value of goodwill and intangible assets. In assessing the useful lives of the intangible assets, we must make assumptions regarding their fair value, the recoverability of those assets and our ability to successfully develop and ultimately commercialize acquired technology. If those assumptions change in the future when we conduct our periodic reviews in accordance with applicable accounting standards, we may be required to record impairment charges.

We were unable to properly implement the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, and this failure could have a material adverse impact on our ability to provide financial information in a timely and reliable manner.

As a public company in the United States, we are subject to the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act. Section 404 of the Sarbanes-Oxley Act requires that we evaluate and determine the effectiveness of our internal controls over financial reporting. As described in Item 15 of this annual report, we concluded, based on an incomplete assessment as of December 31, 2014, and management’s continued assessment of our control environment, that there was a material weakness in our internal control over financial reporting. A material weakness (within the meaning of Auditing Standard No. 5 of the US Public Company Accounting Oversight Board, or the PCAOB) is a deficiency, or a combination of deficiencies, in internal controls over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. If the material weakness described above led to our financial statements not being prepared properly (which we currently do not believe to be the case), we would be required to restate our financial statements. If we are unable to correct this material weakness or if we determine that we have additional material weaknesses in our internal control over financial reporting, we may be unable to provide financial information in a timely and reliable manner. Although we intend to continue to review and evaluate our internal control systems, we could discover additional material weaknesses in our internal controls over financial reporting. Any additional material weaknesses could adversely affect investor confidence and our ability to timely and reliably report financial information and result in possible restatements of our financial statements.

Our business and growth prospects are dependent upon the expected growth in China’s consumer retail markets. Any future slowdown or decline in China’s consumer retail markets could adversely affect our business, financial condition and results of operations.

All of our net revenues are generated by sales of consumer products in China. The success of our business depends on the continued growth of China’s consumer retail markets. The consumer retail markets in China are characterized by rapidly changing trends and continually evolving consumer preferences and purchasing patterns and power. China’s consumer retail market is expected to grow in line with expected growth in consumer disposable income and the economy in China generally. However, projected growth rates for the Chinese economy and China’s consumer retail markets may not be realized. Any slowdown or decline in China’s consumer retail markets would have a direct adverse impact on us and could adversely affect our business, financial condition and results of operations.

Risks Related to the Regulation of Our Business and Industry

PRC regulations relating to our industry are evolving. Any adverse or unanticipated regulatory changes, particularly those regarding the regulation of our direct-sales business, could significantly harm our business or limit our ability to operate.

We and our distributors are subject to various laws regulating our advertising, including the content of our TV direct-sales programs, and any violation of these laws by us or our distributors could result in fines and penalties, harm our product brands and result in reduced net revenues.

PRC advertising laws and regulations require advertisers and advertising operators to ensure that the content of the advertising they prepare, publish or broadcast is fair and accurate, is not misleading and is in full compliance with applicable laws. Specifically, we, as an advertiser or advertising operator, and our distributors, as advertisers, are each required to independently review and verify the content of our respective advertising for content compliance before displaying the advertising through TV sales programs, print media, radio or Internet portals. Moreover, the PRC unfair competition law prohibits us and our distributors from conveying misleading, false or inaccurate information with respect to quality, function, use, or other features of products, through advertising. Violation of these laws or regulations may result in penalties, including fines, confiscation of advertising income, orders to cease dissemination of the advertising, orders to publish an advertisement correcting the misleading information and criminal liability. In circumstances involving serious violations, the PRC government may suspend or revoke a violator’s business license.

For advertising related to certain types of our products, such as those products constituting medical devices and health-related products, we and our distributors must also file the advertising content with the provincial counterpart of China’s State Administration for Food and Drug, or SAFD, or other competent authorities, and obtain required permits and approvals for the advertising content from the SAFD or other competent authorities, in each case, before publication or broadcasting of the advertising. In addition, pursuant to the new Food Safety Law of the PRC effective from June 1, 2009, the contents of food advertisements should be true and no disease prevention or remedial function should be mentioned. We endeavor to comply, and encourage our distributors to comply, with such requirements. However, we and our distributors may fail to comply with these and other laws. Commencing on January 1, 2008, advertising related to medical devices and health-related foods are subject to the credit rating administration. The provincial counterpart of SAFD is responsible for collecting, recording, identifying and publishing the credit rating information of the advertiser. The credit rating of every advertiser will fall into good credit, dishonor credit or material dishonor credit and this rating is reviewed each year. An advertiser who receives a rating of dishonor credit or material dishonor credit may be ordered to improve its rating within a specified time limit and its business activities may be subject to special scrutiny if necessary. Therefore, any violations by us or our distributors relating to our oxygen-generating devices and neck-massaging products may result in SAFD imposing on us or our distributors a dishonor credit or material dishonor credit rating. Our and our distributors’ past and future violations and a dishonor credit or material dishonor credit rating imposed upon us, if any, could seriously harm our corporate image, product brands and operating results.

Moreover, government actions and civil claims may be filed against us for misleading or inaccurate advertising, fraud, defamation, subversion, negligence, copyright or trademark infringement or other violations due to the nature and content of our TV direct-sales programs or other advertising produced by us or our distributors. We have been fined by the relevant authorities for certain advertising that was considered misleading or false by the authorities. Historically, such fines have not been significant and related investigations into our advertising practices did not consume significant amounts of our management resources. In some cases, we were required to accept product returns. We may have to expend significant resources in the future in defending against such actions and these actions may damage our reputation, result in reduced net revenues, negatively affect our results of operations, and even result in our business licenses being suspended or revoked and in criminal liability for us and our officers and directors.

If the PRC government takes the view that we did not obtain the necessary approval for our acquisition of Shanghai Advertising under Guideline Catalog of Foreign Investment Industries (2004 Revision), we could be subject to penalties.

On September 24, 2007, we acquired 100% of the legal ownership of Shanghai Advertising, which had been one of our affiliated entities, through Shanghai Acorn Enterprise Management Consulting Co., Ltd., or Acorn Consulting. At the time of our acquisition, the advertising industry was a restricted industry for foreign investment under the Guideline Catalog of Foreign Investment Industries (2004 Revision). Strictly speaking, Acorn Consulting, as a domestic subsidiary of foreign-invested enterprises, might have been required under PRC law to obtain the approval of the Ministry of Commerce, or MOFCOM, or its local counterpart to invest in restricted industries, such as the advertising industry. However, on October 31, 2007, the National Development and Reform Commission, or NDRC, and MOFCOM jointly issued the Guideline Catalog of Foreign Investment Industries (2007 Revision) which identified the advertising industry as a permitted industry for foreign investment. On December 24, 2011 the NDRC and MOFCOM jointly issued the Guideline Catalog of Foreign Investment Industries (2011 Revision) as amended on March 10, 2015, under which the advertising industry continues to remain as a permitted industry. As a permitted industry, approval of MOFCOM or its local counterpart is no longer required for a foreign-invested enterprise or its domestic subsidiary to invest in advertising unless required by other specific PRC laws and regulations. Based upon the published interpretation on the website of Shanghai Foreign Investment Commission, or SFIC, MOFCOM’s local counterpart in Shanghai, and oral advice we received from SFIC prior to the acquisition, we believe that it was not necessary for us to seek such approval at the time when we made the acquisition. However, because our acquisition occurred prior to, yet approaching, the removal of the advertising industry from the restricted list for foreign investment, and we did not receive the approval of SFIC, we may be deemed not in strict compliance with the then-effective rules and could be subject to penalties. We were advised by SFIC in an anonymous consultation prior to the acquisition that this acquisition was a purely domestic acquisition without any foreign-related issues. Based on the advice of SFIC, Pudong Administration of Industry and Commerce in Shanghai accepted the registration of such acquisition and issued a new business license to Shanghai Advertising on September 24, 2007. In addition, our PRC legal counsel, Commerce & Finance, has advised us that it is unlikely that we would be required by the PRC regulatory authorities, in particular SAIC and MOFCOM or their local counterparts, to seek such approval to make up for our deficiency, or that any penalties would be imposed upon us for failure to obtain such approval.

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

Direct investment by foreign investors in the advertising industry in China is subject to the Administrative Regulation on Foreign-Invested Advertising Enterprises jointly promulgated by MOFCOM and SAIC on March 2, 2004, and further revised on October 1, 2008. Under this advertising regulation, foreign investors are required to have had at least three years of experience in directly operating an advertising business outside of China before they may receive approval to own 100% of an advertising business in China. Foreign investors that do not have three years of experience are permitted to invest in advertising businesses, provided that such foreign investors have at least two years of direct operations in the advertising business outside of China and that such foreign investors may not own 100% of advertising businesses in China. Furthermore, all foreign-invested advertising companies must obtain approval from SAIC or MOFCOM or their local counterparts.

On September 24, 2007, we acquired 100% of the legal ownership of Shanghai Advertising, which had been one of our affiliated entities, through Acorn Consulting. Pudong Administration of Industry and Commerce in Shanghai did not require us to show that Acorn Consulting had the requisite years of operating experience in an advertising business outside of China either before or after it accepted the registration of the acquisition and issued a new business license to Shanghai Advertising. Furthermore, we have been advised by our PRC legal counsel, Commerce & Finance, that, according to an anonymous consultation with SFIC, because our acquisition of Shanghai Advertising was completed through Acorn Consulting, a domestic subsidiary of foreign-invested enterprises, the acquisition was not subject to the requirement that foreign investors have the requisite years of operating experience in an advertising business outside of China.

However, we cannot assure you that the PRC government will not take a different view from ours. If the PRC government determines that our acquisition of Shanghai Advertising violated the requirements on foreign investment or re-investment in advertising businesses in China, as neither Acorn Consulting nor its shareholders have the requisite years of experience in the advertising industry required of foreign investors, we could be subject to severe penalties, including among others, the revocation of the business licenses of our related subsidiaries, discontinuance of our advertising operations, the imposition of conditions with which we or our PRC subsidiaries may be unable to comply, or the restructuring of Shanghai Advertising. The imposition of any of these penalties could result in a material adverse effect on our ability to do business.

We may not fully comply with regulations on electronic information protection which may subject us to administrative penalties.

Recently, China has been imposing more stringent requirements on electronic information protection. In particular, on December 28, 2012, the Standing Committee of the National People’s Congress promulgated the Decision on Strengthening Internet Information Protection, or Internet Information Protection Rules, which required that, among other things, internet service providers and other entities must obtain consent from relevant persons before collecting and using personal electronic information during business activities and must make public rules on collecting and using personal information; personal electronic information collected must be strictly kept confidential and must not be divulged, tampered with, damaged, sold or illegally provided to others; no one is allowed to send commercial electronic information to a recipient without his or her consent or request, or after he or she has given an explicit refusal. The MIIT promulgated Provisions on Protecting Personal Information of Telecommunications and Internet Users on July 16, 2013, which provides detailed rules for standards on collection and use of users’ personal information by telecommunications business operators and internet information service providers and security measures on protecting users’ personal information. In addition, the Law on the Protection of Consumers’ Rights and Interests amended on October 25, 2013, and effective from March 15, 2014, provides that business operators may not send commercial information to consumers without their consent or request, or after the consumers have expressly refused to receive such information. Furthermore, the Measures for Punishments against Infringements on Consumer Rights and Interests promulgated on January 5, 2015, and effective from March 15, 2015, provides that a business operator must refrain from any of the following acts: (i) collecting or using the consumers’ personal information without the consent of the consumers; (ii) divulging, selling or illegally providing others with the consumers’ personal information collected; and (iii) sending commercial information to consumers without their consent or request, or after the consumers have expressly refused to receive such information.

During our business activities, we have collected a large amount of our clients’ information, such as names, addresses and phone numbers and from time to time send to our clients promotion messages and mail in connection with our products through the contact information we have collected. After the effectiveness of Internet Information Protection Rules, we have taken certain actions to comply with the requirements. However, given the limited interpretation on the rules, we cannot assure you that our business practices and the additional steps we have taken in response to the rules will be sufficient to fully comply with the Internet Information Protection Rules, and that all of our clients’ personal information is legally collected and used and fully protected in all respects. If relevant competent governmental authority holds that our business activities have violated Internet Information Protection Rules, we may be subject to certain administrative penalties, such as fines, and confiscation of illegal gains.

If we fail to obtain permits or approvals applicable to our release, broadcasting and transmission of e-books and video and audio programs, we may incur significant financial penalties and other government sanctions.

During operation of our business, we post information, including e-books and video and audio programs on our www.hjx.com website operated by us for the purpose of our customers’ download. Under applicable PRC laws, rules and regulations, the release, broadcasting and transmission of e-books and video and audio programs may be deemed as providing internet publication services as well as transmission of video and audio programs on the internet, which could require internet publication licenses and licenses for online transmission of audio-visual programs. However, our relevant operating entity has not obtained such licenses. We plan to apply for internet publication licenses but we cannot assure you that we will successfully obtain such licenses. In addition, our relevant operating entity is not qualified to obtain the licenses for online transmission of audio-visual programs under the current legal regime as it is not a wholly state-owned or state-controlled company. We plan to apply for licenses for online transmission of audio- visual programs when feasible to do so. Any failure to obtain above licenses may subject our affected operating entity to various penalties, including confiscation of revenues, fines or the discontinuation of operations. Any such disruption in the business operations of our operating entity could materially and adversely affect our business, financial condition and results of operations.

Risks Related to Our Corporate Structure

If the PRC government takes the view that the agreements that establish the structure for operating our TV and other direct-sales business and internet interactive service in China do not comply with PRC governmental restrictions on foreign investment in these areas, we could be subject to severe penalties.

Our direct-sales business is regulated by MOFCOM and SAIC. Foreign investment in direct-sales business is highly restricted and must be approved by MOFCOM. To address these restrictions, two affiliated domestic entities of our Company, Shanghai Acorn Network Technology Development Co., Ltd., or Shanghai Network, and Beijing Acorn Trade Co., Ltd., or Beijing Acorn, were structured to operate our direct-sales business. Until we obtain MOFCOM’s approval to operate our direct-sales business, we must continue to rely on these affiliated entities to sell our products to the customers. Furthermore, due to the aforesaid reason for direct-sales business as well as certain restrictions or prohibitions on foreign ownership of companies that engage in internet and other related businesses imposed by current PRC laws and regulations, including the provision of internet content, in 2013 we set up two new consolidated affiliated entities, Beijing HJX Technology Development Co., Ltd., or Beijing HJX Technology, and Shanghai HJX Electronic Technology Co., Ltd., or Shanghai HJX Electronic, to conduct internet interactive services through Beijing HJX Technology which holds an ICP License, and direct-sales of our Ozing electronic learning products through Shanghai HJX Electronic. Our four affiliated domestic entities are currently owned by two PRC citizens, Mr. Don Dongjie Yang, our co-founder, and former executive chairman and chief executive officer, and Weiguo Ge, the former assistant general manager of our finance department (who resigned effective March 31, 2015). Mr. Don Dongjie Yang and Mr. Weiguo Ge collectively hold 12.64% of the outstanding shares of our Company as of the date of this annual report. We have entered into contractual arrangements with these affiliated entities pursuant to which our wholly owned subsidiaries, Acorn Information Technology (Shanghai) Co., Ltd., or Acorn Information, and Shanghai HJX Digital Technology Co., Ltd., or Shanghai HJX, provide technical support and operation and management services to these affiliated entities. In addition, we have entered into agreements with these affiliated entities and Mr. Don Dongjie Yang and Mr. Weiguo Ge as their shareholders, providing us substantial ability to control each of these affiliated entities. For detailed descriptions of these contractual arrangements, see Item 4.C, “Information on the Company—Organizational Structure”.

As advised by our PRC legal counsel, Commerce & Finance Law Offices, the ownership structures of (i) Acorn Information, Shanghai Network and Beijing Acorn; and (ii) Shanghai HJX, Beijing HJX Technology and Shanghai HJX Electronic are in compliance with existing PRC laws and regulations and our contractual arrangements among (i) Acorn Information, Shanghai Network and Beijing Acorn and their shareholders; and (ii) Shanghai HJX, Beijing HJX Technology and Shanghai HJX Electronic and their shareholders are valid, binding and enforceable. However, there are uncertainties regarding the interpretation and application of current and future PRC laws and regulations. If we, Acorn Information, Shanghai HJX or any of our affiliated entities are found to be in violation of any existing or future PRC laws or regulations or fail to obtain or maintain any of the required licenses, permits or approvals, the relevant PRC regulatory authorities would have broad discretion in dealing with these violations, including, among others:

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

Our ability to conduct our business may be negatively affected if the PRC government to carry out any of the aforementioned actions.

The contractual arrangements with our four affiliated Chinese entities and their shareholders, which relate to critical aspects of our operations, may not be as effective in providing operational control as direct ownership. In addition, these arrangements may be difficult and costly to enforce under PRC law.

We rely on contractual arrangements with our variable interest entities and their shareholders to operate our business in China. For a description of these contractual arrangements, see Item 4.C, “Information on the Company—Organizational Structure”. These contractual arrangements may not be as effective as direct ownership in providing us control over our consolidated affiliated entities. Direct ownership would allow us, for example, to directly exercise our rights as a shareholder to effect changes in the board of each affiliated entity, which, in turn, could effect changes, subject to any applicable fiduciary obligations, at the management level. If our variable interest entities or their shareholders fail to perform their respective obligations under these contractual arrangements, our recourse to the assets held by our consolidated affiliated entities is indirect and we may have to incur substantial costs and expend significant resources to enforce such arrangements in reliance on legal remedies under PRC law. These remedies may not always be effective, particularly in light of uncertainties in the PRC legal system.

In addition, all of these contractual arrangements are governed by PRC laws and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. The legal environment in the PRC is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. In the event that we are unable to enforce these contractual arrangements, or if we suffer significant time delays or other obstacles in the process of enforcing these contractual arrangements, it would be very difficult to exert effective control over our variable interest entities, and our ability to conduct our business and our financial conditions and results of operation may be materially and adversely affected. See “—Risks Related to Doing Business in China—The PRC legal system embodies uncertainties that could limit the available legal protections.”

The shareholders of our variable interest entities may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

Shanghai Acorn Network Technology Development Co., Ltd., Beijing Acorn Trade Co., Ltd., Shanghai HJX Digital Technology Co., Ltd. and Beijing HJX Technology Development Co., Ltd. are our variable interest entities. Mr. Don Dongjie Yang and Mr. Weiguo Ge, together hold 100% of the equity interest in Shanghai Acorn Network Technology Development Co., Ltd., Beijing Acorn Trade Co., Ltd., Shanghai HJX Digital Technology Co., Ltd. and Beijing HJX Technology Development Co., Ltd.

The interests of Mr. Don DongjieYang and Mr. Weiguo Ge, as the shareholders of our variable-interest entities, may differ from the interests of our Company as a whole, as to what is in the best interests of our variable-interest entities, may not be in the best interests of our Company. We cannot assure you that if conflicts of interest arise, any or all of these individuals will act in the best interests of our Company or that conflicts of interest will be resolved in our favor. In addition, these individuals may breach or cause our variable-interest entities and their subsidiaries to breach or refuse to renew the existing contractual arrangements with us.

Mr. Weiguo Ge resigned from his position as assistant general manager of our finance department, effective March 31, 2015. Prior to his resignation, Mr. Weiguo Ge agreed to cooperate with our board of directors to transfer his 25% equity interest in each of our variable-interest entities, as well as his rights and obligations under the various contractual arrangements to which he is a party relating to our control over our variable-interest entities, to an individual selected by our board of directors. We have not effected this transfer as of the date of this annual report. Effective May 4, 2015, Mr. Don Dongjie Yang no longer served as our executive chairman or our chief executive officer, our board of directors will need to rely on Mr. Don Dongjie Yang’s cooperation to transfer his 75% equity interest in each of our variable-interest entities, as well as his rights and obligations under each of the various contractual arrangements to which he is a party relating to our control over our variable-interest entities, to one or more individuals selected by our board of directors.

Currently, we do not have arrangements to address potential conflicts of interest that the shareholders of our variable-interest entities may encounter; provided that we could, at all times, exercise our option under the optional share purchase agreement to cause them to transfer all of their equity ownership in our variable-interest entities to a PRC entity or individual designated by us as permitted by the then-applicable PRC laws. In addition, if such conflicts of interest arise, we could also, in the capacity of attorney-in-fact of the then-existing shareholders of our variable-interest entities as provided under the power of attorney, directly appoint new directors of our variable-interest entities. We rely on the shareholders of our variable-interest entities to comply with the laws of China, which protect contractual rights and provide that directors and executive officers owe a duty of loyalty to our Company. The laws also require them to avoid conflicts of interest and not to take advantage of their positions for personal gain. The laws of the Cayman Islands provide that directors owe a duty of care and a duty of loyalty to act honestly in good faith with a view to the Company’s best interests. However, the legal frameworks of China and the Cayman Islands do not provide guidance on how to resolve conflicts in the event of a conflict with another corporate governance regime.

If we cannot resolve any conflicts of interest or disputes between us and the shareholders of our variable-interest entities, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings. Under the current contractual arrangements, as a legal matter, if any consolidated affiliated entity or Mr. Don Dongjie Yang or Mr. Weiguo Ge fails to perform its or his respective obligations under these contractual arrangements, we may have to incur substantial costs and expend significant resources to enforce those arrangements, and rely on legal remedies under PRC law. These remedies may include seeking specific performance or injunctive relief, and claiming damages, any of which may not be effective. For example, if either Mr. Don Dongjie Yang or Mr. Weiguo Ge refuses to transfer his equity interest in any affiliated entity to us or our designee when we exercise the purchase option pursuant to these contractual arrangements, or if either Mr. Don Dongjie Yang or Mr. Weiguo Ge otherwise acts in bad faith toward us, we may have to take legal action to compel him to fulfill his contractual obligations. In addition, as each of our four affiliated entities is jointly owned and effectively managed by Mr. Don Dongjie Yang or Mr. Weiguo Ge, it may be difficult for us to change our corporate structure or to bring claims against any affiliated entity or Mr. Don Dongjie Yang or Mr. Weiguo Ge if any of them fails to perform its or his obligations under the related contracts or does not cooperate with any such actions by us.

We may lose the ability to use and enjoy assets held by our PRC consolidated affiliated entities that are important to the operation of our business if such entities go bankrupt or become subject to a dissolution or liquidation proceeding.

As part of our contractual arrangements with our variable-interest entities, such entities hold certain assets, such as patents for the proprietary technology that are essential to the operations of our platform and important to the operation of our business. If any of our variable-interest entities goes bankrupt and all or part of its assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. If any of our variable-interest entities undergoes a voluntary or involuntary liquidation proceeding, the unrelated third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

Our ability to enforce the equity-interest pledge agreements between us and PRC variable interest entities’ shareholder may be subject to limitations based on PRC laws and regulations.

Pursuant to the equity-interest interest pledge agreements between our wholly owned subsidiaries in China and the shareholders of our variable-interest entities, each shareholder of each variable-interest entity agrees to pledge its equity interests in the variable-interest entity to our subsidiary to secure the relevant variable-interest entity’s performance of his obligations under the relevant contractual arrangements. The equity-interest pledges of shareholders of variable-interest entities under these equity-pledge agreements have been registered with the relevant local branch of the State Administration for Industry and Commerce, or SAIC. In addition, in the registration forms of the local branch of State Administration for Industry and Commerce for the pledges over the equity interests under the equity-interest pledge agreements, the aggregate amount of registered equity interests pledged to our wholly owned subsidiaries in China represents 100% of the registered capital of our variable-interest entities. The equity-interest pledge agreements with each of variable-interest entities’ shareholders provide that the pledged equity interest shall constitute continuing security for any and all of the indebtedness, obligations and liabilities under all of the principal service agreements and the scope of the pledge shall not be limited by the amount of the registered capital of that variable-interest entity. However, it is possible that a PRC court may take the position that the amount listed on the equity pledge registration forms represents the full amount of the collateral that has been registered and perfected. If this is the case, the obligations that are supposed to be secured in the equity-interest pledge agreements in excess of the amount listed on the equity pledge registration forms could be determined by the PRC court as unsecured debt, which takes last priority among creditors.

Our corporate structure may limit our ability to receive dividends from, and transfer funds to, our PRC subsidiaries, which could restrict our ability to act in response to changing market conditions and reallocate funds from one affiliated PRC entity to another in a timely manner.

We are a Cayman Islands holding company and substantially all of our operations are conducted through our 13 PRC subsidiaries and four variable interest entities. We may rely on dividends and other distributions from our PRC subsidiaries to provide us with our cash flow and allow us to pay dividends on the shares underlying our ADSs and meet our other obligations. Current regulations in China permit our PRC subsidiaries to pay dividends to us only out of their accumulated distributable profits, if any, determined in accordance with their articles of association and PRC accounting standards and regulations. The ability of these subsidiaries to make dividends and other payments to us may be restricted by factors that include changes in applicable foreign exchange and other laws and regulations. In particular, under PRC law, these operating subsidiaries may only pay dividends after 10% of their net profit has been set aside as reserve funds, unless such reserves have reached at least 50% of their respective registered capital. Such reserve may not be distributed as cash dividends. In addition, if any of our 13 PRC operating subsidiaries incur debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments to us. Moreover, the profit available for distribution from our Chinese operating subsidiaries is determined in accordance with generally accepted accounting principles in China. This calculation may differ from that performed in accordance with U.S. GAAP. As a result, we may not have sufficient distributions from our PRC subsidiaries to enable necessary profit distributions to us or any distributions to our shareholders in the future, which calculation would be based upon our financial statements prepared under U.S. GAAP. Furthermore, distributions by our PRC subsidiaries to us other than as dividends may be subject to governmental approval and taxation.

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

The contractual arrangements entered into among our consolidated affiliated entities and their shareholders and those arrangements entered into between us or one of our Chinese subsidiaries and our consolidated affiliated entities may be subject to audit or challenge by the Chinese tax authorities. A finding that we, Acorn Information, Shanghai HJX, our consolidated affiliated entities or any of our Chinese subsidiaries owe additional taxes could substantially reduce our net earnings and the value of your investment.

Under PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. As a result of our corporate structure and the contractual arrangements among our PRC subsidiaries, our PRC consolidated affiliated entities and their shareholders, we are effectively subject to the 5% PRC business tax and generally subject to 6% PRC value added tax and related surcharges on revenues generated by our subsidiaries from our contractual arrangements with our PRC consolidated affiliated entities. The current EIT Law became effective on January 1, 2008, and provides authority for the PRC tax authority to make special adjustments to taxable income as well as additional reporting requirements. In particular, an enterprise must submit its annual tax return, together with information on related party transactions, to the tax authorities. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s-length principles. In addition, the PRC tax authorities issued Implementation Measures for Special Tax Adjustments (Trial) on January 8, 2009, which set forth tax-filing disclosure and contemporaneous documentation requirements, clarifies the definition of “related party,” guides the selection and application of transfer pricing methods, and outlines the due process procedures for transfer pricing investigation and assessment. These transactions may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year during which the transactions are conducted. We may be subject to adverse tax consequences if the PRC tax authorities were to determine that the contracts between us and our PRC consolidated affiliated entities were not on an arm’s-length basis and, therefore, constitute favorable transfer pricing arrangements. If this occurs, the PRC tax authorities could request that either of our PRC consolidated affiliated entities adjust its taxable income upward for PRC tax purposes. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions for PRC tax purposes recorded by us, our consolidated affiliated entities or our PRC subsidiaries or an increase in taxable income, all of which could increase our tax liabilities. In addition, the PRC tax authorities may impose late payment fees and other penalties on us, our consolidated affiliated entities or our PRC subsidiaries for under-paid taxes.

The draft PRC Foreign Investment Law, if enacted as proposed, may materially impact the viability of our current corporate structure, corporate governance, business operations and financial results.

The MOFCOM published a discussion draft of the proposed Foreign Investment Law in January 2015, aiming to, upon its enactment, replace the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The draft Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. While the MOFCOM solicited public comments on this draft in January and February this year, substantial uncertainties exist with respect to its enactment timetable, interpretation and implementation. The draft Foreign Investment Law, if enacted as proposed, may materially impact the entire legal framework regulating the foreign investments in China and may materially impact viability of our current corporate structure, corporate governance, business operations and financial results.

Among other things, the draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of “actual control” in determining whether a company is considered a foreign invested enterprise, or an FIE. The draft Foreign Investment Law specifically provides that entities established in China but “controlled” by foreign investors will be treated as FIEs, whereas an entity set up in a foreign jurisdiction would nonetheless be, upon market entry clearance by the MOFCOM or its local branches, will be treated as a PRC domestic investor provided that the entity is “controlled” by PRC entities and/or citizens. In this connection, “control” is broadly defined in the draft law to cover, among others, having the power to exert decisive influence, via contractual or trust arrangements, over the subject entity’s operations, financial matters or other key aspects of business operations. Once an entity is determined to be an FIE and its investment amount exceeds certain thresholds or its business operation falls within a “negative list”, to be separately issued by the State Council in the future, market entry clearance by the MOFCOM or its local branches would be required. Otherwise, all foreign investors may make investments on the same terms as Chinese investors without being subject to additional approval from the government authorities as mandated by the existing foreign investment legal regime.

The “variable interest entity” structure, or VIE structure, has been adopted by many PRC-based companies, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China. We also set up the VIE structure to do our business in China. Under the draft Foreign Investment Law, variable-interest entities that are controlled via contractual arrangement would also be deemed as FIEs, if they are ultimately “controlled” by foreign investors. Therefore, for any companies with a VIE structure in an industry category that is on the “negative list,” the VIE structure may be deemed legitimate only if the ultimate controlling person(s) is/are of PRC nationality (either PRC individual, or PRC government and its branches or agencies). Conversely, if the actual controlling person(s) is/are of foreign nationalities, then the variable interest entities will be treated as FIEs and any operation in the industry category on the “negative list” without market entry clearance may be considered as illegal.

However, the draft Foreign Investment Law has not taken a position on what actions shall be taken with respect to the existing companies with a VIE structure, although a few possible options were proffered. Under these options, a company with VIE structures and in the business on the “negative list” at the time of enactment of the new Foreign Investment Law has either the option or obligation to disclose its corporate structure to the authorities, while the authorities, after reviewing the ultimate control structure of the company, may either permit the company to continue its business by maintaining the VIE structure (when the company is deemed ultimately controlled by PRC citizens), or require the company to dispose of its businesses and/or VIE structure based on circumstantial considerations. Moreover, it is uncertain whether the business that our VIEs are operating will be subject to the foreign investment restrictions or prohibitions set forth in the “negative list” to be issued. If the enacted version of the Foreign Investment Law and the final “negative list” mandate further actions, such as MOFCOM market entry clearance, to be completed by companies with existing VIE structure like us, we face uncertainties as to whether such clearance can be timely obtained, or at all.

The draft Foreign Investment Law, if enacted as proposed, may also materially impact our corporate governance practice and increase our compliance costs. For instance, the draft Foreign Investment Law imposes stringent ad hoc and periodic information reporting requirements on foreign investors and the applicable FIEs. Aside from an investment implementation report and an investment amendment report that are required at each investment and alteration of investment specifics, an annual report is mandatory, and large foreign investors meeting certain criteria are required to report on a quarterly basis. Any company found to be non-compliant with these information reporting obligations may potentially be subject to fines and/or administrative or criminal liability, and the persons directly responsible may be subject to criminal liability.

Risks Relating to Doing Business in China

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

In particular, our business is primarily dependent upon the economy and the business environment in China. Our growth strategy is based upon the assumption that demand in China for our products will continue to grow with the growth of the Chinese economy. However, the growth of the Chinese economy has been uneven across geographic regions and economic sectors, and experienced an economic slowdown in 2009, as a result of the global economic crisis. We cannot assure you that the Chinese economy will continue to grow, that if there is growth, such growth will be steady and uniform, or that if there is a slowdown, such slowdown will not have a negative effect on our business. Any significant change in China’s political or social conditions may also adversely affect our operations and financial results.

The discontinuation of any of the preferential tax treatments and government subsidies available to us in China could materially and adversely affect our results of operations and financial condition.

Under PRC laws and regulations effective until December 31, 2007, our operating subsidiaries, Acorn International Electronic Technology (Shanghai) Co., Ltd., Shanghai HJX, Zhuhai Acorn Electronic Technology Co., Ltd., Beijing Acorn Youngleda Technology Co., Ltd., or Beijing Youngleda and Yiyang Yukang Communication Equipment Co., Ltd., or Yiyang Yukang, enjoyed preferential tax benefits afforded to foreign-invested manufacturing enterprises and had been granted a two-year exemption from enterprise income tax beginning from their first profitable year and a 50% reduction of enterprise income tax rate for three years thereafter. The definition of a manufacturing enterprise under PRC law was vague and was subject to discretionary interpretation by the PRC authorities. If we were to be deemed not qualified in the past or if the tax preferential treatments enjoyed by us in accordance with local government rules or policies were deemed in violation of national laws and regulations and were abolished or altered, we would be subject to the standard statutory tax rate, which is 25% for calendar years starting on or after January 1, 2008, and the preferential tax treatment we previously enjoyed may be clawed back.

In addition, the new Enterprise Income Tax Law, or the New EIT Law and its implementing rules, which became effective on January 1, 2008, significantly curtails tax incentives granted to foreign-invested enterprises under the previous tax law. The New EIT Law (i) reduces the statutory rate of enterprise income tax from 33% to 25%, (ii) permits companies to continue to enjoy their existing tax incentives, subject to certain transitional phase-out rules, and (iii) introduces new tax incentives, subject to various qualification criteria. Under the phase-out rules, enterprises established before the promulgation date of the New EIT Law and were granted preferential EIT treatment under the then-effective tax laws or regulations may continue to enjoy their preferential tax treatments until their expiration. Additionally, our subsidiaries also received tax holidays and subsidies for certain taxes paid by us, as well as subsidies that formed part of the incentives provided by local government for our investment in local district. These incentives were granted by local government agencies and may be deemed inappropriate by the central government. Preferential tax treatments and incentives granted to us by PRC governmental authorities are subject to review and may be adjusted or revoked at any time in the future. The discontinuation or revocation of any preferential tax treatments and incentive currently available to us will cause our effective tax rate to increase, which will decrease our net income and materially and adversely affect our financial condition and results of operations. See Item 5.A, “Operating and Financial Review and Prospects—Operating Results—Taxation”.

Under China’s New EIT Law, we may be classified as a “resident enterprise” of China. Such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.

The New EIT Law provides that enterprises established outside China whose “de facto management bodies” are located in China are considered “resident enterprises” and are generally subject to the uniform 25% enterprise income tax rate as to their global income. Under the implementation rules, “de facto management” is defined as substantial and overall management and control over such aspects as the production and business, personnel, accounts and properties of an enterprise. In addition, two tax circulars issued by the State Administration of Taxation, or SAT, on April 22, 2009 and July 27, 2011, respectively, regarding the standards used to classify certain Chinese-controlled enterprises established outside of China as “resident enterprises” clarified that dividends and other income paid by such “resident enterprises” will be considered to be PRC source income, subject to PRC withholding tax, currently at a rate of 10%, when recognized by non-PRC enterprise shareholders. These two circulars also subject such “resident enterprises” to various reporting requirements with the PRC tax authorities. In addition, the tax circulars mentioned above detail that certain Chinese-controlled enterprises will be classified as “resident enterprises” if the following are located or resident in China: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision-making bodies; key properties, accounting books, company seal, and minutes of board meetings and shareholders’ meetings; and half or more of the senior management or directors having voting rights.

Currently, there are no detailed rules or precedents governing the procedures and specific criteria for determining “de facto management bodies,” which are applicable to our company or our overseas subsidiary. The above two circulars only apply to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreign corporations like us. In the absence of detailed implementing regulations or other guidance determining that offshore companies controlled by PRC individuals or foreign corporations like us are PRC resident enterprises, we do not currently consider our company or any of our overseas subsidiaries to be a PRC resident enterprise.

However, if the PRC tax authorities determine that our Cayman Islands holding company is a “resident enterprise” for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, we may be subject to enterprise income tax at a rate of 25% on our worldwide taxable income as well as PRC enterprise income tax reporting obligations. In our case, this would mean that income such as interest on offering proceeds and other non-China source income would be subject to PRC enterprise income tax at a rate of 25%, in comparison to no taxation in the Cayman Islands. Second, although under the New EIT Law and its implementation rules dividends paid to us from our PRC subsidiaries would qualify as “tax-exempt income,” we cannot guarantee that such dividends will not be subject to a 10% withholding tax, as the PRC foreign exchange control authorities, which enforce the withholding tax, have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for PRC enterprise income tax purposes, but not controlled by PRC enterprise or enterprise group like us. Finally, if our Cayman Islands holding company is deemed to be a PRC tax resident enterprise, a 10% withholding tax shall be imposed on dividends we pay to our non-PRC shareholders and with respect to gains derived from our non-PRC shareholders transferring our shares or ADSs. Similar results would follow if our BVI holding company is considered a PRC “resident enterprise”.

The PRC legal system embodies uncertainties that could limit the available legal protections.

The PRC legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases have little precedential value. In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investment in China. Twelve of our thirteen PRC operating subsidiaries are foreign-invested enterprises incorporated in China. They are subject to laws and regulations applicable to foreign investment in China in general and laws and regulations applicable to foreign-invested enterprises in particular. However, these laws, regulations and legal requirements change frequently, and their interpretation and enforcement involve uncertainties. For example, we may have to resort to administrative and court proceedings to enforce the legal protection that we enjoy either by law or contract. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. In addition, such uncertainties, including the inability to enforce our contracts, could materially and adversely affect our business and operations. Furthermore, the PRC legal system is based in part on government policies and internal rules (some of which are not published on a timely basis or at all) that may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention. Furthermore, intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other countries. Accordingly, we cannot predict the effect of future developments in the PRC legal system, particularly with regard to the media, advertising and retail industries, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to us, and our foreign investors, including you.

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

The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The PRC government allowed the Renminbi to appreciate more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the PRC government has allowed the Renminbi to appreciate slowly against the U.S. dollar again, though there have been periods when the U.S. dollar has appreciated against the Renminbi as well. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

There remains significant international pressure on the Chinese government to adopt a flexible currency policy to allow the Renminbi to appreciate against the U.S. dollar. Significant revaluation of the Renminbi may have a material adverse effect on your investment. Substantially all of our revenues and costs are denominated in Renminbi. Any significant revaluation of the Renminbi may materially and adversely affect our revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. To the extent that we need to convert U.S. dollars into RMB for capital expenditures and working capital and other business purposes, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, a significant depreciation of the Renminbi against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our earnings, which in turn could adversely affect the price of our ADSs, and if we decide to convert RMB into U.S. dollars for the purpose of making payments for dividends on our common shares or ADSs, strategic acquisitions or investments or other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

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

On July 4, 2014, the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, was promulgated by SAFE, which replaced the former circular commonly known as “Notice 75” promulgated by SAFE on October 21, 2005, and requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a “special purpose vehicle”. SAFE Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as an increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiary of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Furthermore, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls. Pursuant to the Circular on Further Simplifying and Improving the Direct Investment-related Foreign Exchange Administration Policies, or SAFE Circular 13, promulgated by SAFE, starting from June 1, 2015, the registration (including initial registration and amendment registration) under SAFE Circular 37 will be directly reviewed and handled by local banks.

We have already notified our shareholders, and the shareholders of the offshore entities in our corporate group, who are PRC residents known by us to urge them to make the necessary applications and filings, as required under SAFE Circular 37. We understand that the relevant shareholders have registered their offshore investments in us with Shanghai SAFE, where most of our PRC subsidiaries are located. We are committed to complying, and to ensuring that our shareholders who are subject to the regulation comply, with the relevant rules. However, we cannot assure you that all of our shareholders who are PRC residents will comply with our request to make or obtain any applicable registrations or approvals required by SAFE Circular 37 and SAFE Circular 13. In addition, SAFE Circular 37 and SAFE Circular 13 were recently promulgated, and it is unclear how these regulations and relevant rules will be interpreted, amended and implemented by the relevant PRC government authorities. The failure or inability of our PRC resident shareholders to receive any required approvals or make any required registrations may limit our PRC subsidiaries’ ability to make distributions or pay dividends or affect our ownership structure, as a result of which our acquisition strategy and business operations and our ability to distribute profits to you could be materially and adversely affected.

Upon the completion of our acquisition of Yiyang Yukang in December 2008, shareholders of Yiyang Yukang became our shareholders. To our knowledge, some of the prior shareholders of Yiyang Yukang did not file applications for SAFE registration, which may adversely affect our ability to distribute dividends to our shareholders as stated above. As advised by our PRC legal counsel, Commerce & Finance, a separate registration in respect of Notice 75, which was effective at the moment of the above acquisition, is not applicable to our acquisition of Yiyang Yukang and our obligation under Notice 75 after the acquisition was to update our original registration to include Yiyang Yukang as one of our PRC subsidiaries.

A failure by us and PRC individuals who hold shares or share options granted pursuant to an employee share option or share incentive plan to comply with relevant PRC laws and regulations related to share option could expose us and our PRC individual option holders to liability under PRC law.

On March 28, 2007, SAFE issued the Operating Rules for Administration of Foreign Exchange for Domestic Individuals’ Participation in Employee Stock Ownership Plans and Stock Option Plans of Overseas

Listed Companies, or Circular 78. On February 15, 2012, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Listed Companies, or Circular 7, in replacement of Circular 78. According to Circular 7, individuals in the PRC (including PRC citizens and foreign individuals who have lived in China over one year) who intend to participate in the stock incentive plan of same overseas listed company shall jointly appoint a qualified PRC domestic agent or a PRC subsidiary of such overseas listed company (“a PRC Agency”) to conduct foreign exchange registration with SAFE, open bank accounts and transfer and exchange funds. In addition, an overseas entity shall be appointed to conduct the exercise of options, buying and selling of relevant stocks or equities and transfer of relevant funds. After such individuals’ foreign exchange income from participation in the stock incentive plan is remitted to the PRC, relevant banks shall distribute the above funds from the account opened and managed by the PRC Agency to such individuals’ foreign exchange accounts. We and our employees within PRC who have been granted share options, or PRC option holders, are subject to Circular 7 upon the listing of our ADSs on NYSE. If we or our PRC option holders fail to comply with these regulations, we or our PRC option/stock appreciation right holders may be subject to fines and other legal or administrative sanctions. Furthermore, pursuant to the Notice on Relevant Issues Concerning Collection of Individual Income Tax Related to Income from Share Option issued by the Ministry of Finance and the SAT on March 28, 2005 and the Notice on Issues of Individual Income Tax Concerning Share Incentive Plan issued by the SAT on August 24, 2009, as to an overseas listed company’s share option plan, the difference obtained by a PRC individual who has been granted share options between the exercise price below the fair market price of such share on the day when such individual excises his option shall be imposed individual income tax, which shall be withheld by domestic entities of such overseas listed company. If we or our PRC employees fail to comply with the above regulations, we or our PRC option holders may be subject to failure of share option plan and/or a fine, and, in a serious case, may constitute a crime.

The enforcement of the PRC Labor Contract Law and other labor-related regulations in the PRC may adversely affect our business and our results of operations.

The PRC Labor Contract Law, which became effective on January 1, 2008, and its implementing rules impose requirements concerning contracts entered into between a PRC employer and its employees and establish time limits for probationary periods. Because the Labor Contract Law and its implementing rules lack clarity with respect to their implementation and potential penalties and fines, there may be a risk that certain of our employment policies and practices could be determined by relevant PRC authorities as being in violation of the Labor Contract Law or its implementing rules, which could result in penalties, fines or other sanctions. If we are subject to large penalties or fees related to the Labor Contract Law or its implementing rules, our business, financial condition and results of operations may be materially and adversely affected. In addition, according to the Labor Contract Law and its implementing rules, under certain cases the employee terminated by us is entitled to receive a severance payment equal to the average monthly salary during the 12-month period immediately preceding to the termination for each year of service up to the date of termination. If we terminate a labor contract in any circumstance other than those specified under the PRC Labor Contract Law and its implementing rules, including termination without cause, we must either reinstate and continue to perform the employee’s employment contract or pay the employee damages calculated at twice the rate for calculating the severance payment, subject to the employee’s own request. If we terminate our employees’ labor contracts in large scale due to such reason as business restructuring, we have to pay to terminated employees a large amount of severance payment or damages. As such, our business, financial condition and results of operations may be materially and adversely affected. Furthermore, the PRC Labor Contract Law and subsequently passed rules and regulations have tended to provide greater rights to employees and impose more onerous requirements on employers in China. As a result of regulations designed to enhance labor protection, our labor costs in China may increase in the future.

On December 28, 2012, the Labor Contract Law was amended to impose more stringent requirements on labor dispatch, which became effective on July 1, 2013. For example, an employer shall strictly control the number of dispatched employees not to exceed a certain percentage of its total number of employees. Moreover, the Interim Provisions on Labor Dispatch, or the Dispatch Rule, effective on March 1, 2014, provides that dispatched employees are only allowed to work in temporary, ancillary and replaceable positions. The number of dispatched employees hired by an employer may not exceed 10% of its total labor force and the employer has a two-year transition period to comply with such requirement. Pursuant to the current Labor Contract Law, a labor-dispatching enterprise or an employer using dispatched workers who violates requirements of labor dispatching under the Labor Contract Law may be subject to a fine by competent labor administrative authority and, if losses are caused to any dispatched employee, such labor-dispatching enterprise and employer shall assume liabilities jointly and severally. Currently, a majority of our call center employees are recruited as dispatched employees and such employees are not working in said temporary, ancillary and replaceable positions. Besides, the number of dispatched workers in certain of our PRC subsidiaries has exceeded 10% of their respective total number of employees as required by the Dispatch Rule. Therefore, we have to reduce the number of our dispatched workers to comply with the percentage limitation as required, which may result in an increase in our labor costs. If we fail to decrease the number of our dispatched workers, we may be subject to penalties by competent labor administrative authority. In addition, if our dispatched employees suffer losses arising from relevant labor-dispatching agency’s violation of the Labor Contract Law, we, as the enterprise engaging such employees, may be required by such dispatched employees to assume liability. We cannot assure you that, after assumption of such liability, we will successfully obtain reimbursement from relevant labor-dispatching agency.

If the custodians or authorized users of controlling non-tangible assets of our company, including our corporate chops and seals, fail to fulfill their responsibilities, or misappropriate or misuse these assets, our business and operations could be materially and adversely affected.

Under PRC law, legal documents for corporate transactions are executed using the chops or seals of the signing entity or with the signature of a legal representative whose designation is registered and filed with the relevant branch of the Administration of Industry and Commerce.

Although we usually utilize chops to enter into contracts, the designated legal representatives of each of our PRC subsidiaries and consolidated affiliated entities have the apparent authority to enter into contracts on behalf of such entities without chops and bind such entities. All designated legal representatives of our PRC subsidiaries and consolidated affiliated entities are members of our senior management team who have signed employment agreements with us or our PRC subsidiaries and consolidated affiliated entities under which they agree to abide by various duties they owe to us. In order to maintain the physical security of our chops of our PRC entities, we generally store these items in secured locations accessible only by the authorized personnel in the legal or finance department of each of our subsidiaries and consolidated affiliated entities. Although we monitor such authorized personnel, there is no assurance that such procedures will prevent all instances of abuse or negligence. Accordingly, if any of our authorized personnel misuse or misappropriate our corporate chops or seals, we could encounter difficulties in maintaining control over the relevant entities and experience significant disruption to our operations. If a designated legal representative obtains control of the chops in an effort to obtain control over any of our PRC subsidiaries or consolidated affiliated entities, we or our PRC subsidiary and consolidated affiliated entity would need to pass a new shareholder or board resolution to designate a new legal representative and we would need to take legal action to seek the return of the chops, apply for new chops with the relevant authorities, or otherwise seek legal redress for the violation of the representative’s fiduciary duties to us, which could involve significant time and resources and divert management attention away from our regular business. In addition, the affected entity may not be able to recover corporate assets that are sold or transferred out of our control in the event of such a misappropriation if a transferee relies on the apparent authority of the representative and acts in good faith.

Our auditor, like other independent registered public accounting firms operating in China, is not permitted to be subject to inspection by Public Company Accounting Oversight Board, and as such, investors may be deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit reports included in our annual reports filed with the SEC, as auditors of companies that are traded publicly in the United States and a firm registered with the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditors are located in the Peoples’ Republic of China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB. In May 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB, the China Securities Regulatory Commission, or the CSRC, or the Ministry of Finance in the United States and China, respectively. The PCAOB continues to be in discussions with the CSRC and the Ministry of Finance to permit joint inspections in China of audit firms that are registered with the PCAOB and audit Chinese companies that trade on U.S. exchanges.

Inspections of other firms that the PCAOB has conducted outside China have identified deficiencies in those firms’ audit procedures and quality-control procedures, which may be addressed as part of the inspection process to improve future audit quality. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality-control procedures as compared to auditors outside of China that are subject to PCAOB inspections, and to the extent that such inspections might have facilitated improvements in our auditor’s audit procedures and quality-control procedures, investors may be deprived of such benefits. In addition, investors may lose confidence in our reported financial information and procedures and the quality of our financial statements, which may have a material adverse effect on our ADSs price.

If additional remedial measures are imposed on the “big four” PRC-based accounting firms, including our independent registered public accounting firm, in administrative proceedings brought by the SEC alleging the firms’ failure to meet specific criteria set by the SEC, with respect to requests for the production of documents, we could be unable to timely file future financial statements in compliance with the requirements of the Securities Exchange Act of 1934.

Starting in 2011 the Chinese affiliates of the “big four” accounting firms, (including our independent registered public accounting firm) were affected by a conflict between US and Chinese law. Specifically, for certain United States-listed companies operating and audited in mainland China, the SEC and the PCAOB sought to obtain from the Chinese firms access to their audit work papers and related documents. The firms were, however, advised and directed that under China law they could not respond directly to the US regulators on those requests, and that requests by foreign regulators for access to such papers in China had to be channeled through the CSRC.

In late 2012, this impasse led the SEC to commence administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese accounting firms, (including our independent registered public accounting firm). A first instance trial of the proceedings in July 2013 in the SEC’s internal administrative court resulted in an adverse judgment against the firms. The administrative law judge proposed penalties on the firms including a temporary suspension of their right to practice before the SEC, although that proposed penalty did not take effect pending review by the Commissioners of the SEC. On February 6, 2015, before a review by the Commissioner had taken place, the firms reached a settlement with the SEC. Under the settlement, the SEC accepts that future requests by the SEC for the production of documents will normally be made to the CSRC. The firms will receive matching Section 106 requests, and are required to abide by a detailed set of procedures with respect to such requests, which in substance require them to facilitate production via the CSRC. If they fail to meet specified criteria, the SEC retains authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure. Remedies for any future noncompliance could include, as appropriate, an automatic six-month bar on a single firm’s performance of certain audit work, commencement of a new proceeding against a firm, or in extreme cases the resumption of the current proceeding against all four firms.

In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against these audit firms may cause investor uncertainty regarding PRC-based, United States-listed companies and the market price of our ADSs may be adversely affected.

If our independent registered public accounting firm were denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act of 1934, as amended. Such a determination could ultimately lead to the delisting of our ADSs from the NYSE or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.

On May 12, 2008 and April 14, 2010, severe earthquakes hit part of Sichuan province in southeastern China and part of Qinghai province in western China, respectively, resulting in significant casualties and property damage. While we did not suffer any loss or experience any significant increase in costs resulting from these earthquakes, if a similar disaster were to occur in the future that affected Shanghai or another city where we have major operations, our operations could be materially and adversely affected due to loss of personnel and damages to property. In addition, a similar disaster affecting a larger, more developed area could also cause an increase in our costs resulting from the efforts to resurvey the affected area. Even if we are not directly affected, such a disaster could affect the operations or financial condition of our customers and suppliers, which could harm our results of operations.

In addition, our business could be materially and adversely affected by natural disasters or public health emergencies, such as the outbreak of avian influenza, severe acute respiratory syndrome, or SARS, Ebola virus, or another epidemic. In April 2009, a new strain of influenza A virus subtype H1N1, commonly referred to as “swine flu,” was first discovered in North America and quickly spread to other parts of the world, including China. In early June 2009, the World Health Organization, or the WHO, declared the outbreak to be a pandemic, while noting that most of the illnesses were of moderate severity. The PRC Ministry of Health has reported several hundred deaths caused by influenza A (H1N1). In March 2013, a new virus subtype H7N9, commonly known as “bird flu” or “avian flu,” was discovered in eastern China. In April 2013, the WHO identified H7N9 as “an unusually dangerous virus for humans” but the number of cases detected after April 2013 fell abruptly. Any outbreak of avian flu, SARS, influenza A (H1N1), or their variations, or other adverse public health epidemic in China may have a material and adverse effect on our business operations. These occurrences could require the temporary closure of our offices or prevent our staff from traveling to our customers’ offices to provide on-site services. Such closures could severely disrupt our business operations and adversely affect our results of operations.

Risks Relating to Our ADSs.

Our ADSs may be delisted from the New York Stock Exchange which would adversely impact our public float and the trading price for our ADSs.

We must comply with various listing standards to maintain our continued NYSE listing. For example, the average closing price for our ADSs may not fall below $1.00 over a 30 trading-day period. On March 19, 2015, the NYSE notified us that we were in violation of this listing standard as the closing price of our ADSs for the consecutive 30 trading-day period ended on March 13, 2015 was $0.99 and therefore below the NYSE’s continued listing standard relating to minimum average closing share price. We have six months (until September 19, 2015) to regain compliance with the minimum share price rule. We can regain compliance at any time during the six-month cure period if on the last trading day of any calendar month during the six-month cure period the ADSs have a closing ADS price of at least US$1.00 and an average closing ADS price of at least

US$1.00 over the consecutive 30 trading-day period ending on the last trading day of that month, or, if at the expiration of the six-month cure period both a US$1.00 closing ADS price on the last trading day of the cure period and a US$1.00 average closing ADS price over the consecutive 30 trading-day period ending on the last trading day of the cure period are attained. In April 2015, we notified the NYSE that we intend to cure the current trading price deficiency (including if necessary by reverse stock split). If we decide to pursue a reverse stock split to meet the minimum trading price requirement, we would need to seek the approval of our shareholders on or before our next annual shareholder meeting to obtain this required shareholder approval and effect the reverse stock split promptly after receiving the required approval.

Our efforts to raise our trading price to meet the continued listing requirements may not succeed and our market capitalization could fall below the NYSE listing requirements. Any reverse stock split, if implemented, would require approval of shareholders, which may not be obtained, and even if effected, a reverse stock split may prove ineffective in satisfying the minimum share price requirement within the time frame allotted. In addition, the delisting of our ADSs would, and a reverse stock split may, adversely impact our public float and the trading price of our ADSs.

We also have no assurance that we will continue to be in compliance with other NYSE listing standards. As of April 30, 2015, our market capitalization was approximately $29 million. As of April 30, 2015, our closing trading price for our ADSs was $1.05 and for the proceeding 30-day trading period our average ADS closing trading price was $0.88. If our shareholders’ equity falls below $50 million during any time when our average market capitalization over the previous consecutive 30 trading-day period is less than $50 million, the NYSE could take actions to delist our ADSs. As of December 31, 2014, we had $91.2 million shareholders’ equity and we expect a net loss of approximately $10 million in the first quarter of 2015. We cannot assure you that our shareholders’ equity will not decline below $50 million and cause us to fall below the NYSE listing requirements. In addition, we would be subject to immediate suspension and de-listing from the NYSE if our average market capitalization is less than $15 million over a consecutive 30 trading-day period.

The NYSE can at any time also suspend trading of our ADSs if it deems it necessary for the protection of investors and could subject us to the continued listing procedures for a variety of other reasons, including as a result of the statement included in the opinion of the auditor of our 2014 financial statements that there is substantial doubt about our ability to meet our obligations as they become due and continue as a going concern. We have taken actions, or are in the process of taking additional actions, to fund our operations for at least the next 12 months. These actions, however, may be insufficient. See Item 3.D “Key Information—Risk Factors—Risks Relating to Our Business—There is substantial doubt as to our ability to continue as a going concern and we must continue to successfully take a variety of actions to address this concern, including cutting costs and securing other sources of financing, to continue our operations for the next 12 months and beyond.”

We may be classified as a passive foreign investment company or “PFIC” for U.S. federal income tax purposes for a given taxable year pursuant to an annual factual determination made after the close of that year; pursuant to a determination made in 2015 we believe we were classified as a PFIC for the 2014 taxable year.

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

Our PFIC status for the current taxable year 2015 will not be determinable until after the close of the taxable year ending December 31, 2015. Because we currently hold, and expect to continue to hold, a substantial amount of cash and other passive assets and, because the value of our assets is likely to be determined in large part by reference to the market prices of our ADSs or ordinary shares, which are likely to fluctuate, there can be no assurance that we will not be classified as a PFIC in 2015 and any future taxable year. Based on a determination made in 2015 with respect to the 2014 taxable year, we believe we were classified as a PFIC for the 2014 taxable year. U.S. investors are urged to consult their independent tax advisors about the application of the PFIC rules and certain elections that may help them relieve any adverse U.S. federal income tax consequences for their particular circumstances for the 2014 taxable year. For more information regarding such elections, please consult Item 10.E, “Additional Information—Taxation—U.S. Federal Income Taxation—Passive Foreign Investment Company” and your independent tax advisor.

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

The daily closing trading prices of our ADSs ranged from US$1.32 to $2.81 in 2014 and from $0.53 to $1.68 in 2015 (through the date of this annual report). The trading price of our ADSs is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of other similarly situated companies in China that have listed their securities in the United States in recent years. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of these Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting or other practices at other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have engaged in such practices. Furthermore, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, which may have a material adverse effect on the market price of our ADSs.

In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile due to specific factors, including the following:

•	variations in our net revenues, earnings and cash flow;

•	announcements of new investments, acquisitions, strategic partnerships, or joint ventures;

•	announcements of new services and expansions by us or our competitors;

•	changes in financial estimates by securities analysts;

•	failure on our part to realize monetization opportunities as expected;

•	additions or departures of key personnel or directors;

•	developments in our ongoing shareholder dispute;

•	any announcement regarding the NYSE listing status of our ADSs and actions proposed to be taken to preserve our NYSE listing;

•	detrimental negative publicity about us, our competitors or our industry; and

•	potential litigation or regulatory proceedings or changes.

Any of these factors may result in large and sudden changes in the volume and price at which our ADSs will trade.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our ADSs, the market price for our ADSs and trading volume could decline.

The trading market for our ADSs will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade our ADSs, the market price for our ADSs would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for our ADSs to decline.

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

For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix the powers and rights of these shares, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares. Preferred shares could, thus, be issued quickly with terms calculated to delay or prevent a change in control or make removal of management more difficult. In addition, if our board of directors issues preferred shares, the market price of our ordinary shares may fall and the voting and other rights of the holders of our ordinary shares may be adversely affected.

Our amended and restated memorandum and articles of association provide for a staggered board, which means that our directors, excluding our chief executive officer, are divided into three classes, with nearest to but no greater than one-third of our board, excluding our chief executive officer, standing for election every year. Our chief executive officer at all times serves as a director, and has the right to remain a director, so long as he remains our chief executive officer. This means that, with our staggered board, at least three annual shareholders’ meetings, instead of one, are generally required in order to effect a change in a majority of our directors. Our staggered board can discourage proxy contests for the election of our directors and purchases of substantial blocks of our shares by making it more difficult for a potential acquirer to take control of our board in a relatively short period of time.

We are a Cayman Islands company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than under U.S. law, our shareholders may have less protection of their shareholder rights than they would under U.S. law.

Our corporate affairs are governed by our amended and restated memorandum and articles of association, the Cayman Islands Companies Law and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands, as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. In addition, some states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands.

Unlike many jurisdictions in the United States, Cayman Islands law does not generally provide for shareholder appraisal rights on an approved arrangement and reconstruction of a company. This may make it more difficult for you to assess the value of any consideration you may receive in a merger or consolidation or to require that the offeror give you additional consideration if you believe the consideration offered is insufficient. Moreover, holders of our ADSs are not entitled to appraisal rights under Cayman Islands law. ADS holders that wish to exercise their appraisal or dissentient rights must convert their ADSs into ordinary shares by surrendering their ADSs to the depositary and paying the ADS depositary fee.

Shareholders of Cayman Islands-exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our existing articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

Judgments obtained against us by our shareholders may not be enforceable in our home jurisdiction.

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

There are uncertainties as to whether Cayman Islands courts would:

•	recognize or enforce judgments of U.S. courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•	entertain original actions brought against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

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

Holders of our ADSs may only exercise their voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement. Under the deposit agreement, you must vote by giving voting instructions to the depositary. Upon receipt of voting instructions from a holder of ADSs in the manner set forth in the deposit agreement, the depositary will endeavor to vote the underlying ordinary shares in accordance with these instructions.

You will not be able to directly exercise your right to vote with respect to the underlying ordinary shares unless you withdraw the ordinary shares by surrendering your ADSs to the depositary and paying the ADS depositary fee. Under our amended and restated memorandum and articles of association and Cayman Islands law, the minimum notice period required for convening a general meeting of shareholders is ten days. When a general meeting is convened, holders of our ADSs may not receive sufficient notice of the meeting to permit the holders to withdraw their ordinary shares to allow them to cast their vote with respect to any specific matter at the meeting. In addition, the depositary and its agents may not be able to send voting instructions to holders of our ADSs or carry out the holders’ voting instructions in a timely manner. We make all reasonable efforts to cause the depositary to extend voting rights to holders of our ADSs in a timely manner, but we cannot assure holders of our ADSs that they will receive the voting materials in time to ensure that they can instruct the depositary to vote their shares. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, holders of our ADSs may not be able to exercise their right to vote and may lack recourse if their ordinary shares are not voted as requested.

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

The depositary of our ADSs pays holders of our ADSs the cash dividends or other distributions it or the custodian for our ADSs receives on our ordinary shares or other deposited securities after deducting its fees and expenses. Holders of our ADSs receive these distributions in proportion to the number of our ordinary shares their ADSs represent. However, the depositary is not responsible if it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act, but that are not properly registered or distributed pursuant to an applicable exemption from registration. The depositary is not responsible for making a distribution available to any holders of ADSs if any government approval or registration is required for such distribution. We have no obligation to take any other action to permit the distribution of our ADSs, ordinary shares, rights or anything else to holders of our ADSs. This means that holders of our ADSs may not receive the distributions we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available. These restrictions may have a material and adverse effect on the value of the holders’ ADSs.

Holders of our ADSs may be subject to limitations on transfer of their ADSs.

ADSs, represented by American depositary receipts, are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of our ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary thinks it is necessary or advisable to do so in connection with the performance of its duty under the deposit agreement, including due to any requirement of law or any government or governmental body, or under any provision of the deposit agreement. As a result, you may be unable to transfer your ADSs when you wish to.

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

Our principal executive offices are located at 19/F, 20th Building, 487 Tianlin Road, Shanghai 200233, People’s Republic of China, and our telephone number is (86 21) 5151-8888. Our website address is http://ir.chinadrtv.com. The information on our website does not form a part of this annual report. In May 2007, we completed our initial public offering, which involved the sale by us and certain of our shareholders of 8,855,000 ADSs, representing 26,565,000 ordinary shares. Our agent for service of process in the United States is CT Corporation System, located at 111 Eighth Avenue, New York, New York 10011.

B. Business Overview

Overview

We are a marketing and branding company in China with a proven track record of developing, promoting and selling a diverse portfolio of proprietary-branded products, as well as products from established third parties. Our business is currently comprised of two main divisions, our direct-sales platforms and our nationwide distribution network.

Our direct-sales business involves marketing and selling products directly to consumers in China through various platforms, including our outbound marketing platform, Internet sales and catalog sales. Historically, our direct-sales platform was focused on TV direct-sales where we purchased TV airtime from both national and local TV channels in China to play infomercials promoting our products. However, as a result of increasingly restrictive regulations and rules on TV advertising imposed by the State Administration of Press, Publication, Radio, Film and Television, or SAPPRFT, over time we have substantially reduced our procurement of TV airtime, and in early 2015, we suspended the procurement of new TV time. As we have moved away from our historic core TV direct-sales platform, we have focused on our other direct-sales platforms, currently outbound marketing, Internet sales and catalog sales. Through our outbound marketing platform, we operate call centers that directly market consumer products to individual customers in China, the majority of whom have placed orders to us or made calls to our call centers in the past 15 years. We conduct our Internet sales business both through our official website and on the platforms of China’s leading e-commerce companies, and expect our Internet sales to have an increasing importance to our business in the future. Our catalog sales are primarily effected through catalogs distributed together with the products purchased and shipped to our customers.

In addition to our direct-sales platforms, we maintain a nationwide distribution network through which we distribute a select number of our products promoted by our direct-sales platforms, including our various proprietary-branded product lines, which we believe offer sufficient profit potential and may be developed as a national product brand. Our distribution network covers all provinces in China through more than 25 distributors, and allows us to reach over 2,600 retail outlets across China.

We have developed several leading proprietary-branded product lines, including Ozing electronic learning products, Rose kitchen and household products, and Babaka posture-correction.

In selecting new products to be offered via our diversified sales channels, we seek to identify offerings in underserved market segments with potential national appeal for which we believe our sales channels and marketing and branding expertise can create value. We identify new products that we believe we can successfully market through our direct-sales platform through a standardized selection process. Featured products offered in 2014 included fitness products, electronic learning products, collectibles products and kitchen and household products. To better help us identify potential new products, we entered into an exclusive partnership agreement on July 21, 2011 with Oak Lawn Marketing International Inc. (formerly known as Global Infomercial Services, Inc.), or OLMI. Pursuant to the exclusive partnership agreement, OLMI will search for and identify products of interest that have been or are being sold in North America, South America, or Europe and help us obtain the rights to such products. As of the date of this annual report, we identified six products through OLMI, including Legmagic, True Sleeper, DiDi7, Schticky, Shadowboxer and Miracle Blade. In addition, we have historically cooperated with China Branding Group, or CBG, to market and sell certain celebrity branded or endorsed products, which was launched in 2014. Most of our agreements with CBG related to celebrity-branded products and programs with CBG expired during the second half of 2014, and we suspended all collaboration with CBG in October 2014. We are currently in discussions with CBG regarding renewing our business collaboration, although no definitive agreement has been reached and there can be no assurances that any definitive agreements will be entered into with CBG. Both OLMI and CBG are a related party to Mr. Robert W. Roche, our co-founder, executive chairman and chief executive officer. For details of our cooperation with CBG and OLMI, see Item 7.B, “Related Party Transactions”.

Our long-term goal is to become one of the leading marketing and branding companies in China and to capitalize on our integrated multi-channel platform with an aim to become partners of choice for both well-established and promising new businesses to market and distribute their products in China.

Our Complementary Direct-sales Platforms

We have established and maintained complementary direct-sales platforms, which currently consist of outbound marketing, Internet sales and offline media sales such as catalogs. Through our direct-sales platforms, we sell and market our proprietary products as well as certain third-party products. Approximately 37.9%, 43.5% and 47.7% of our total net revenues in 2012, 2013 and 2014, respectively, were generated from our direct-sales platforms.

Historically, the core focus of our direct-sales was our TV direct-sales platform. Our TV direct-sales platform primarily consisted of procuring TV airtime from both national and local TV channels in China to play three to ten minute infomercials demonstrating and explaining our product in an entertaining and appealing manner, and providing phone numbers for customers to call to make further inquiries or to purchase the product. However, a series of increasingly more restrictive regulations and rules on TV advertising in China and rising media costs significantly reduced our ability to effectively access TV airtime. As a result, we had to significantly reduce our purchases of airtime for our TV infomercials beginning in 2014 and by early 2015, we suspended the procurement of new TV time altogether. As a result, a percentage of our total net revenues, net revenues generated by TV direct-sales, declined from 41.9% and 30.4% in 2012 and 2013, respectively, to approximately 6.0% in 2014.

Outbound Marketing. As of December 31, 2014, our database contained approximately 18.9 million names of individual customers, the majority of whom have placed orders to us or made calls to our call centers in the past 15 years. As of December 31, 2014, our 329 specialized outbound marketing representatives utilized our customer database to target calls and text messages at customer subgroups identified as likely purchasers of particular products. We currently operate call centers in Beijing and Wuxi, which process telephone orders generated by our direct-sales platforms and gather real-time data to help analyze the effectiveness of our advertising spending and to adjust our product offerings. Our outbound marketing sales accounted for approximately 31.6% of our total net revenues in 2014. We expect that the number of customers in our database will continue to grow and sales from outbound marketing will continue to form an important portion of our business in the future.

Internet Website. We sold over 700 kinds of products via our website in 2014, both through our official website and on the platforms of China’s leading e-commerce companies, of which approximately 443 were our proprietary-branded products while the remainder were third-party products. In addition to our official website, we maintain e-shops on various e-commerce platforms in China, including T-mall.com, Taobao, JD.com, and Amazon to provide products and services to our end-customers. Our Internet website sales accounted for approximately 8.2% of our total net revenues in 2014. We expect that our Internet sales will continue to grow and will be of increasing importance to our business in the future.

Catalogs. We sold over 1,100 kinds of products via our catalogs in 2014, of which approximately 302 were our proprietary-branded products and the remainder were third-party products. Our catalogs are currently distributed together with the products purchased and shipped to our customers. In addition, we also track customers who have previously purchased products from us and distribute our catalog to them after their initial purchase. With our large customer data base, we were able to target a specified audience group based on different demographics. We issued four catalogs in 2014, and our catalog sales in 2014 accounted for approximately 1.1% of our total net revenues.

Our Nationwide Distribution Network

In addition, our nationwide distribution network, coupled with local marketing and promotional efforts, helps us to further enhance the awareness of and demand for certain of our products, thereby broadening our customer reach and enhancing the penetration of those products on a nationwide basis.

We use our nationwide distribution network to distribute a selected number of our products promoted through our direct-sales platforms, which we believe offer sufficient profit potential and may be developed as a national product brand. Our distribution network broadens our customer reach and enhances the penetration of those products on a nationwide basis. Our network covers all provinces in China through more than 25 distributors, which allows us to reach over 2,600 retail outlets across China. These retail outlets include bookstores, supermarkets, pharmacies, specialty retail chains and department stores. In addition to our ground distribution network, starting in 2013, we also engaged distributors on China’s leading e-commerce platforms to promote and market our products. For example we work closely with e-commerce websites such as VIPShop and JD.com to promote and sell our products on a wholesale basis. In 2012, 2013 and 2014, sales generated through our nationwide distribution network accounted for 20.2%, 26.1% and 52.3% of our net revenues, respectively. We typically provide our distributors (other than distributors on the e-commerce websites) with the exclusive right to distribute selected products in their respective territories. In 2012, 2013 and 2014, sales generated by our top five distributors accounted for 4.3%, 7.4% and 13.8% of our gross revenues, respectively.

Our distribution agreements with ground distributors are typically negotiated and entered into on an annual basis and are designed to provide incentives for our distributors to improve their sales performance, encourage them to promote our brands, and protect the value of those brands. For example, our distributors are required to meet the monthly and annual sales volume target for our selected featured products and, in the case of electronic learning products distribution, we provide sales incentives in the form of cash rebates to the distributors that meet or exceed our sales targets. We also require our distributors to ensure that the retail prices of our products sold through their retail outlets are not lower than the retail prices for the same products sold through our direct-sales platforms, or the minimum retail prices set by us. Furthermore, distributors of our electronic learning products must also incur minimum marketing expenditures provided in our distribution agreements. We regularly monitor and review our distributors’ sales performance and their compliance with the terms of our agreements.

Our Products

We currently offer over 1,800 products which are sold primarily through our outbound marketing and online stores, as well as our nationwide distribution network. Our recently featured product categories include electronic learning products, collectibles products, health products, kitchen and household products and mobile phone products, all of which are primarily sold through our comprehensive and complimentary direct-sales platform, nationwide distribution network, or both. We periodically develop and introduce new and upgraded products under the same product brand to develop such brand into a product line.

In addition to further expanding our product offerings, we entered into an Insurance Business Cooperation Agreement with Sino- US United MetLife Insurance Co., Ltd., or MetLife, a joint venture company established by certain wholly-owned subsidiaries of MetLife Inc. and Shanghai Alliance Investment Ltd. Pursuant to the cooperation agreement effective on August 29, 2012, we, as a concurrent-business insurance agent of Metlife, are jointly marketing and selling short-term accident and health insurance products with Metlife through various channels under our other direct-sales platform. Pursuant to our cooperation with Metlife, we received a service fee/commission of approximately $0.5 million from Metlife in 2014 and expect to further expand our insurance product operations going forward.

Recent Featured Product Categories

We generally focus on marketing and selling four to six featured product lines at any one time through our direct-sales platforms and a limited number of products through our nationwide distribution network. In 2014, we featured products in the following categories and under the following proprietary and third-party brands:

•	Electronic Learning Products featuring the Ozing branded electronic learning device incorporating mobile internet interactive features, such as online tutoring services. Electronic learning products accounted for 17.0%, 22.1% and 46.5% of our total gross revenues in 2012, 2013 and 2014, respectively. Our primary Ozing branded product is a multi-functional handheld electronic device with a screen display that provides lessons for independent English learners. The retail prices for our electronic learning products ranged from RMB348 to RMB2,999 per unit in 2012, RMB280 to RMB2,299 per unit in 2013, and RMB188 to RMB1,761 (or approximately $30 to $286) per unit in 2014.

•	Collectibles Products Collectibles products accounted for 8.4%, 16.0% and 16.2% of our total gross revenues in 2012, 2013 and 2014, respectively. The retail prices for our collectibles products ranged from RMB32 to RMB99,000 per unit in 2012, RMB25 to RMB65,999 per unit in 2013 and RMB25 to RMB65,999 (or approximately $4 to $10,732) per unit in 2014.

•	Health Products featuring Babaka posture correction products. Health products accounted for 4.4%, 5.5% and 10.4% of our total gross revenues in 2012, 2013 and 2014, respectively. The retail prices for our health products ranged from RMB9.7 to RMB11,800 per unit in 2012, RMB13 to RMB12,880 per unit in 2013, and RMB25 to RMB2,127 (or approximately $4 to $346) per unit in 2014.

•	Kitchen and Household Products featuring Rose branded knives and True Sleeper household products. We launched our kitchen and household product line in late 2012, which continued to be one of our focuses in 2014. Kitchen and household products which accounted for 1.2%, 14.6% and 10.3% of our total gross revenues in 2012, 2013 and 2014, respectively. The retail prices for the kitchen and household products that we market ranged from RMB1.2 to RMB692 (or approximately $0.2 to $113) per unit in 2014.

•	Mobile Phone Products featuring Gionee and Konka branded mobile phones. Mobile phone products accounted for 26.6%, 14.0% and 6.3% of our total gross revenues in 2012, 2013 and 2014, respectively. The retail prices for the mobile phone products that we market ranged from RMB199 to RMB6,399 per unit in 2012, RMB129 to RMB5,942 per unit in 2013 and RMB158 to RMB2,980 (or approximately $26 to $485) per unit in 2014.

Our five best-selling products and product lines in 2012, 2013 and 2014 are set forth below:

		2012			2013			2014
Product	Brand	Revenues	% of gross revenues	Rank	Revenues	% of gross revenues	Rank	Revenues	% of gross revenues	Rank
		(in thousands, except percentages and ranks)
Electronic learning products	Ozing	$41,345	17.0%	3	$40,903	22.1%	1	$44,138	46.5%	1
Collectibles products		20,427	8.4%	4	29,643	16.0%	3	15,414	16.2%	2
Health products	Babaka, Zehom	10,692	4.4%	5	—	—		9,876	10.4%	3
Kitchen and Household products	Rose, True Sleeper	—	—		27,008	14.6%	4	9,810	10.3%	4
Mobile phone products	Gionee,							6,000	6.3%	5
	K-touch, U-king,
	Lenovo, Nokia and Konka	64,713	26.6%	1	25,924	14.0%	5	—
Fitness products	Yierjian,
	Vibrashape	62,630	25.7%	2	$38,427	20.8%	2	—
Total top five		$199,807	82.1%		$161,905	87.5%		$85,238	89.7%
Other products revenues		$43,473	17.9%		$23,245	12.5%		$9,716	10.3%
Total gross revenues		$243,280	100.0%		$185,150	100.0%		$94,954	100.0%
Total sales tax		$(706)			$(439)			$(199)
Total revenues, net		$242,574			$184,711			$94,755

Product Development

We employ a rigorous and systematic approach to identifying and developing products. Historically, our product development process comprised of product identification, pre-testing preparation and test-marketing through our TV direct-sales platform. Under this process, we generally tested the market potential and customer appeal of our products by broadcasting our TV direct-sales programs on specific channels for a designated period of time, and then closely evaluating customer feedback and sales of the relevant product through our call centers.

In connection with discontinuing our TV direct-sales platform, we have focused on other means of product identification and development, such as working with third parties to gauge consumer responsiveness to various products. We have and continue to work with OLMI to identify products of interest that have been or are being sold in North America, South America, or Europe for us to distribute in China. As of the date of this annual report, we identified six products through OLMI, including Legmagic, True Sleeper, DiDi7, Schticky, Shadowboxer and Miracle Blade. In addition, we have cooperated with China Branding Group, or CBG, to market and sell certain celebrity branded or endorsed products. Most of our agreements with CBG related to celebrity-branded products and programs with CBG expired during the second half of 2014 and we suspended all collaboration with CBG in October 2014. We are currently in discussions with CBG regarding renewing our business collaboration, although no definitive agreement has been reached and definitive agreements may not be reached. We also use, and expect to continue to focus on, the Internet and other social media, such as WeChat, to conduct pre-testing and test marketing of our new products.

Product Identification

We typically seek to identify consumer products that we believe offer good value and quality, enrich customers’ lifestyles, are not widely available and can generate sufficient profit potential. Our success in developing leading product brands has provided us with access to a large pool of potential products from various suppliers and manufacturers in China. In addition to identifying new products through external sources, we also focus on our internal product development efforts relating to our existing product portfolio. These products, with their existing brand awareness and consumer acceptance, provide significant opportunities to introduce upgraded products and related new products under the same brand.

Pre-testing Preparation

During our pre-testing preparation phase, our product development team analyzes and identifies a product’s unique features and value proposition to formulate a marketing and distribution strategy, including setting a selling price for the test-marketing phase, a sales target and a weekly marketing plan. To ensure service quality and assist in gathering consumer feedback, our product development team concurrently provides our call center employees with training and sales scripts to assist them in receiving purchase order calls in response to our Internet or social media test-marketing activities.

Test Marketing

The test-marketing phase usually lasts from one to three weeks, during which time our test advertising programs are published on selected Internet websites or social media. During the test-marketing phase, we gather, monitor and analyze real-time data, calls and consumer feedback collected by our research team and customer service team through designated test numbers. Using this data and feedback, we attempt to predict the demand, growth potential and anticipated selling prices of the products. In analyzing the data to determine whether we should move a product into full-scale marketing on our various direct-sales platforms, we focus on key benchmarks, including, most importantly, estimated profitability relative to our media expenses. We then determine whether the product has the potential to be developed into a proprietary branded product line so that its lifecycle can be prolonged.

Call Center Operations

Our sales operations and media purchase activities are supported by our call centers located in Beijing and Wuxi. Our call center in Wuxi began operation in 2009 and we shifted more outbound marketing and after-sales services to our Wuxi call center to capitalize on lower labor costs than in Beijing.

Our call centers process telephone orders generated by our direct-sales platforms and gather real-time data to help us analyze the effectiveness of our advertising spending and adjust our offerings. Sales representatives in each of our call centers also place outbound marketing calls to selected customers to market our products and are trained to identify, promote and act upon cross-selling and up-selling opportunities while processing customer orders. As of December 31, 2014, we had 347 dedicated sales representatives and 67 customer service representatives. In 2012, 2013 and 2014, our call centers processed an average of approximately 11,990, 10,150 and 3,298 incoming calls per day, respectively, with the decline in calls processed in 2014 primarily attributable to the substantial reduction in our TV media spending as we wound down our TV direct-sales platform.

We constantly and systematically seek to evaluate and improve the cost-effectiveness of our inbound and outbound marketing call operations. The primary performance metric we track and analyze on a daily basis is the conversion rate of our inbound calls. We seek to increase the rate of successfully completed orders per call connected by directing customer calls to our call center sales representatives with specialized product training and knowledge about the specific product.

Our call centers also collect real-time data to help us to continually analyze the effectiveness of our advertising spending and product offerings. We regularly track and analyze real-time data generated through our call center operations to ensure the cost- effectiveness of our media purchases. We use call center-generated real time data to adjust our product mix and to maximize the profitability of our direct-sales operations.

Order Fulfillment

Many of the products sold through our various sales centers are delivered to our customers throughout China by EMS, the largest national express mail service operated by the China Post Office, and local delivery companies. We generally guarantee our products will be delivered to our customers within two to ten days of the date of receiving the order. In 2012, 2013 and 2014, of the total attempted product deliveries by EMS and local delivery companies on a cash-on-delivery, or COD, basis, approximately 72%, 68% and 68% were successful, respectively. Reasons for delivery failure primarily include customers’ refusal to accept a product upon delivery, which tends to occur more frequently with products that have higher average selling prices, or failure to successfully locate the delivery address. We are responsible for delivery and handling fees regardless of whether the delivery is successful. We have found that, in general, the shorter the delivery time, the lower the likelihood that the customer will refuse to accept the product upon delivery. As a result, local delivery companies enjoy higher delivery success rates than EMS due to a faster delivery time and better service quality. EMS and local delivery companies are responsible for returning to us any undelivered products. It generally takes EMS two to three weeks, and local delivery companies approximately seven days, to return undelivered products to us.

In 2012, 2013 and 2014, approximately 93.1%, 94.0% and 85% of our direct-sales were settled on a COD basis by our customers. We recognize non-COD sales revenues when products are delivered to and accepted by our customer (e.g. FOB destination). For customers settling through COD, either EMS or the local delivery company is responsible for collecting and wiring to us these cash amounts on a periodic basis once collected. EMS and local delivery companies generally charge us delivery fees based upon the weight of the products and distance of delivery. Additionally, EMS charges a processing fee based upon the sales price. Twenty-one of our local delivery companies charge a lower processing fee based upon the sales price, while the other companies do not charge us such fee. It typically takes two to three weeks for us to receive payments from EMS compared to approximately seven days from local delivery companies. Of our total accounts receivable balance as of December 31, 2012 and 2013, $3.6 million or 25.3% and $1.1 million or 18.7% was due from EMS. And as of December 31, 2014, no accounts receivables from a single delivery company were more than 10% of our total accounts receivables.

In 2012, 2013 and 2014, approximately 26.7%, 26.4% and 11.3% of our net revenues resulted from products delivered by EMS, respectively, and approximately 53.3%, 49.9% and 36.4% of our net revenues resulted from products delivered by local delivery companies, respectively.

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

Customer Service, Product Warranties and Return Policies

We believe emphasizing customer service will enhance our products brand image, facilitate cross-selling opportunities and generate customer loyalty and repeat purchasing behavior. Our customer service centers within our Beijing and Wuxi call centers are currently staffed with approximately 45 customer service representatives. In addition, most of our distributors generally provide their own customer service in their respective territories.

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

Under our policies, our customers generally may return products to us within seven days after delivery if there is a quality defect or if a product fails to meet its specifications. In most cases, product exchanges are allowed within a month of delivery. Our warranties generally provide for repair of product defects within one year at no cost to the customers. Product returns from our multiple sales platforms were insignificant in 2012, 2013 and 2014. To the extent that the manufacturer of the defective product is a third party, the manufacturer is obligated to either repair the defective product or reimburse us for any related expenses. Our distributors are allowed to exchange any defective products they receive from us. The number of products exchanged by our distributors due to defects was insignificant in 2012, 2013 and 2014.

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

Competition

Because of our integrated vertical business model, we face competition from the following companies operating in our value chain:

•	numerous domestic and international sellers of consumer branded products that sell their products in China and which compete with our products, such as our Ozing electronic learning products which compete with electronic learning products from BBG, Noah, Readboy, and other brands, and our mobile phone products which compete with similar products sold by local and international mobile phone manufacturers; and

•	other Internet and e-commerce companies in China that offer consumer products online via an Internet platform, such as Dang Dang Wang and Yihaodian.

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

Seasonality

Certain of our products are subject to seasonality, such as our electronic learning products and our posture-correction product lines. Sales for these products are typically higher around our first and third fiscal quarters which correspond to the end and beginning of school semesters in China, respectively. Other than seasonality related to these and certain of our other products, our business generally has not been seasonal.

Intellectual Property

We rely on a combination of copyright, trademark, patent, unfair competition laws, as well as non-disclosure agreements and other methods to protect our intellectual property rights. We currently maintain approximately 488 trademark registrations and are in the process of applying for registrations or transfer for approximately 126 trademarks in China. We own 21 invention, utilities and packaging design patents in China pertaining to our posture-correction products, kitchen and household products, fitness products, and oxygen generating device.

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

We have in the past been, currently are, and in the future may again be, the subject of claims for infringement, invalidity, or indemnification relating to other parties’ proprietary rights. For example, in April 2013, Beijing Ren’ai filed a suit in Shijiazhuang Intermediate People’s Court against Shanghai HJX and Beiguo Department Store Co., Ltd., or Beiguo, for the infringement over its copyrights, alleging that Shanghai HJX and Beiguo infringe the copyrights, that Shanghai HJX should apologize publicly, and the defendants should compensate aggregate loss of RMB500,000 and reasonable expenses of RMB2,358. Shijiazhuang Intermediate People’s Court held two hearings on July 26 and September 16 in 2013, and has not granted the judgment.

In August 2013, Yangya Zidian filed nine suits in the Beijing First Intermediate People’s Court against Shanghai HJX, alleging our nine electronic learning products infringed on its copyrights. Yangya Zidian’s suit requested that Shanghai HJX discontinue providing the video “Studio Classroom” broadcast on our website, cease and desist all infringement of its copyrights, cease manufacturing and selling relevant Ozing electronic learning products, apologize publicly and compensate Yangya Zidian in the amount of RMB600,000. In July 2014, Shanghai HJX and Yangya Zidian reached a settlement, pursuant to which Shanghai HJX has paid RMB230,000 in respect of all claims.

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

Our major system modules and functions, which facilitate various aspects of our business, include the following:

•	call center business management system, which facilitates automatic incoming call connection to available sales representatives or customer service representatives, data collection and organization of information received through call center representatives’ caller interactions, processing of after-sales service issues and monitoring of call center representatives for training and quality assurance purposes;

•	outbound marketing management system, which facilitates automatic outgoing dialing processes from a predetermined subgroup derived from our database and matches calls with available representatives;

•	database management system, which facilitates the collection and updating of customer information;

•	warehouse management system, or WMS, which aims to control the movement and storage of materials within our warehouse;

•	supply chain management system, or SCM, which aims to manage complex and dynamic supply and demand networks including our various suppliers and merchandise;

•	short message service, or SMS, system, which supports SMS product order confirmation and advertising; and

•	database backup.

In addition, our four warehouses are connected to a central inventory management system through virtual private network connections. Reports are generated and reconciled daily to provide management with up-to-date inventory information.

We believe our information technology system is one of the key tools with which we are able to identify market trends and demands early.

Chinese Government Regulations

The PRC government extensively regulates the industries in which we operate our business. We operate our direct-sales and advertising businesses in China under a legal regime consisting of the State Council, which is the highest authority of the executive branch of the PRC central government, and several ministries and agencies under its authority including, among others, the State Administration for Industry and Commerce, or SAIC, the Ministry of Commerce, or MOFCOM, the SAPPRFT, the State Administration for Food and Drug, or SAFD and the Ministry of Industry and Information Technology, or MIIT. Meanwhile, we operate our Concurrent-Business Insurance Agency business under the regulations promulgated by the China Insurance Regulatory Commission, or the CIRC.

In the opinion of our PRC legal counsel, Commerce & Finance, except as disclosed in Item 3.D, “Key Information—Risk Factors—Risks Related to the Regulation of Our Business and Industry—If the PRC government takes the view that we did not obtain the necessary approval for our acquisition of Shanghai Advertising under Guideline Catalog of Foreign Investment Industries (2004 Revision), we could be subject to penalties,” and as disclosed in Item 3.D, “Key Information—Risk Factors—Risks Related to the Regulation of Our Business and Industry—If the PRC government takes the view that we did not obtain the necessary approval for our acquisition of Shanghai Advertising under Guideline Catalog of Foreign Investment Industries (2004 Revision), we could be subject to penalties,” (1) the ownership structures of our directly owned PRC subsidiaries comply with existing PRC laws and regulations; and (2) the ownership structure of our affiliated entities and our contractual arrangements with our affiliated entities and their shareholders are valid, binding and enforceable, and do not and will not result in a violation of existing PRC laws and regulations.

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

Regulatory Requirements for Foreign Participation

Direct-sales and Wholesale Distribution Businesses

Foreign investments in direct-sales and wholesale businesses are both principally governed by the Administrative Measures on Foreign Investment in Commercial Sector promulgated by the MOFCOM, or the Commercial Sector Measures on April 16, 2004 as supplemented. The Commercial Sector Measures lowered the previous thresholds for foreign investors to enter the commercial sector in China and completely removed the previous restrictions on the location of and maximum foreign shareholding percentage in foreign-invested commercial enterprises as of December 11, 2004. Under the Commercial Sector Measures, the establishment of a foreign-invested direct-sales (including direct-sales via TV, telephones, mail and Internet) or wholesale distribution enterprise must obtain approval from MOFCOM or its authorized local counterparts. On September 12, 2008, MOFCOM authorized its Provincial counterparts to approve the establishment or modification of a foreign-invested commercial enterprise except the one engaged in direct sale via TV, phones, mail, internet, vender and other non-store methods or distribution of audio-visual products, books, newspapers and magazines which still should be approved by MOFCOM. On August 19, 2010, MOFCOM further authorized its Provincial counterparts to approve the establishment of a foreign-invested enterprise to engage in direct sales via internet exclusively.

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

Advertising Services

The advertising industry used to be a restricted industry for foreign investment under the Guideline Catalog of Foreign Investment Industries (2004 Revision). However, on October 31, 2007, the NDRC and MOFCOM jointly issued the Guideline Catalog of Foreign Investment Industries (2007 Revision) that identified the advertising industry as permitted industry for foreign investment. On December 24, 2011, the NDRC and MOFCOM jointly issued the Guideline Catalog of Foreign Investment Industries (2011 Revision) as amended on March 10, 2015, under which the advertising industry continues to remain as permitted industry. As a permitted industry, approval of MOFCOM or its local counterpart is no longer required for a foreign invested enterprise or its domestic subsidiary to invest in advertising unless required by other specific PRC laws and regulations.

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

Our Direct-sales Operations

Due to the complicated and lengthy approval process and MOFCOM’s uncertain position towards approving investment in direct sale business by foreign investors under the Commercial Sector Measures, our direct-sales business (other than direct-sales of our Ozing electronic learning products) is currently conducted by our consolidated affiliated enterprises owned by Don Dongjie Yang and Weiguo Ge—Shanghai Network and Beijing Acorn. Furthermore, due to the aforesaid reason as well as certain restrictions or prohibitions on foreign ownership of companies that engage in internet and other related businesses imposed by current PRC laws and regulations, including the provision of internet content, in 2013 we set up two new consolidated affiliated enterprises, Beijing HJX Technology, and Shanghai HJX Electronic, and began to conduct internet interactive service through Beijing HJX Technology which holds an ICP License, and direct-sales of our Ozing electronic learning products through Shanghai HJX Electronic. The two new consolidated affiliated enterprises are also owned by Mr. Don Dongjie Yang and Mr. Weiguo Ge. As domestic companies, these four companies are not subject to the Commercial Sector Measures and PRC laws and regulation on foreign investment into provision of internet content business, but they are controlled by us through a set of contractual arrangements. See Item 4.C, “Information on the Company—Organizational Structure”. Mr. Weiguo Ge ceased to serve as a director of our finance department in March 2015 and Don Dongjie Yang ceased to serve as a director, our executive chairman and our chief executive officer on May 4, 2015. We are in the process of transfer of the equity interests in our consolidated affiliated enterprises to new designees appointed by our board of directors.

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

We have been advised by our PRC legal counsel, Commerce & Finance, however, that there are uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, there can be no assurance that the PRC regulatory authorities, in particular MIIT, SAIC and MOFCOM, which regulate foreign investment in internet and direct-sales businesses, will not in the future take a view that is contrary to the above opinions of our PRC legal counsel. If the current agreements that establish the above structure were found to be in violation of existing or future PRC laws or regulations, we may be required to restructure our ownership structure and direct-sales and internet interactive service operations in China or to carry out other actions required by relevant PRC government authorities to comply with PRC laws and regulations, or we could be subject to severe penalties. See Item 3.D, “Key Information—Risk Factors—Risks Related to the Regulation of Our Business and Industry—If the PRC government takes the view that the agreements that establish the structure for operating our TV and direct-sales business and internet interactive service in China do not comply with PRC governmental restrictions on foreign investment in these areas, we could be subject to severe penalties”.

Our Advertising Operations

On September 24, 2007, we acquired 100% of the legal ownership of Shanghai Advertising, which had been one of our affiliated entities, through Shanghai Acorn Enterprise Management Consulting Co., Ltd., or Acorn Consulting. At the time of our acquisition, the advertising industry was still a restricted industry for foreign investment under the Guideline Catalog of Foreign Investment Industries (2004 Revision), and required the approval of Shanghai Foreign Investment Commission, or SFIC, MOFCOM’s local counterpart in Shanghai. However, we completed the registration of such acquisition with Pudong Administration of Industry and Commerce in Shanghai on September 24, 2007 without SFIC’s approval based on SFIC’s advice that this acquisition was a purely domestic acquisition without any foreign related issues. Our PRC legal counsel, Commerce & Finance, has advised us that it is unlikely that we would be required by the PRC regulatory authorities, in particular SAIC and MOFCOM, both as regulators of foreign investment, to seek such approval to make up for our deficiency or any penalties would be imposed upon us for failure to obtain such approval. However, we cannot assure you that SAIC or MOFCOM will not take a different view from ours. See Item 3.D, “Key Information—Risk Factors—Risks Related to the Regulation of Our Business and Industry— If the PRC government takes the view that we did not obtain the necessary approval for our acquisition of Shanghai Advertising under Guideline Catalog of Foreign Investment Industries (2004 Revision), we could be subject to penalties.”

We have been further advised by Commerce & Finance that, according to an anonymous consultation with SFIC, because our acquisition of Shanghai Advertising was completed through Acorn Consulting, a domestic subsidiary of foreign invested enterprises, the acquisition was not subject to the requirement that foreign investors have the requisite years of operating experience in an advertising business outside of China. Similarly, Pudong Administration of Industry and Commerce in Shanghai did not require us to show that Acorn Consulting had the requisite years of operating experience either before or after it accepted the registration of the acquisition and issued a new business license to Shanghai Advertising on September 24, 2007. However, we cannot assure you that the PRC government will not take a different view from ours. If the PRC government determines that we did not obtain the requisite approval or that this acquisition violated the requirements on foreign investment or re-investment in advertising businesses in China, we may be subject to severe penalties including, among others, the revocation of the business licenses of our related subsidiaries, discontinuation of our advertising operations, the imposition of conditions with which we or our PRC subsidiaries may be unable to comply, and the restructuring of Shanghai Advertising. The imposition of any of these penalties could result in a material adverse effect on our ability to conduct our business. See Item 3.D, “Key Information—Risk Factors—Risks Related to the Regulation of Our Business and Industry—If the PRC government takes the view that our acquisition of Shanghai Advertising does not comply with PRC governmental restrictions on foreign investment in advertising, we could be subject to severe penalties.”

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

Regulation of Manufacturing and Sale of Special Consumer Products

Some of the products we offer through our direct-sales platforms and some of the proprietary branded products we manufacture and sell are categorized as medical devices. Therefore, we are required to comply with relevant PRC laws and regulations regarding the manufacture and sale of medical devices.

In the PRC, medical devices are classified into three different categories for regulation and supervision by SAFD, depending on the degree of risk associated with each medical device and the extent of regulation needed to ensure safety and proper operation of the product. Class I includes medical devices posing a low risk whose safety and effectiveness can be guaranteed through routine administration. Class II includes those with medium risk whose safety and effectiveness should be ensured by strict control and administration. Class III includes those devices that pose a relatively high risk whose safety and effectiveness should be ensured by taking special measures to conduct strict control and administration. All the medical devices that we manufacture belong to Class II above. Under the Administrative Measures on Supervision over Manufacture of Medical Device as amended in July 2014, manufacturers of Class II medical devices must apply to the provincial-level SAFD for a valid Medical Device Manufacturing Enterprise License. Under the Administrative Measures on Supervision over Operation of Medical Device which replaced the Administrative Measures on Medical Device Operation Enterprise License, or Medical Device Operation Enterprise License Measures, Class II medical device operators must make a filing with local branches of SAFD while, under Medical Device Operation Enterprise License Measures, a Medical Device Operation Enterprise License was required for Class II medical device operators. In addition, manufacturers of Class II medical devices must register their manufactured Class II medical devices with SAFD at the provincial level and obtain a Medical Device Registration Certificate. Violation of these provisions may result in fines, termination of operations, confiscation of illegal income, or in the most serious cases, criminal prosecution.

One of our subsidiaries, Shanghai HJX, and one of our affiliated entities, Shanghai Network, have made filing with competent branches of SAFD on March 11, 2015 in connection with their operation of Class II medical device. Another of our subsidiaries, Acorn Trade (Shanghai) Co., Ltd., and another of our affiliated entities, Beijing Acorn, holds valid Medical Device Operation Enterprise Licenses that will expire on March 20, 2018 and June 22, 2015, respectively, which we obtained as required by Medical Device Operation Enterprise License Measures and will make filing with competent branches of SAFD at expiry of such licenses. In addition, Zhuhai Acorn Electronic Technology Co., Ltd. holds a Medical Device Manufacturing Enterprise License expiring on October 25, 2016 and a Medical Device Registration Certificate for an oxygen generating device that expired on May 17, 2015. We are also in the process of renewing other expired licenses and certificates that are required for our operation and products.

For the purposes of strengthening the supervision and management of medical devices and protecting human health and life safety, on May 20, 2011 the Ministry of Health (currently merged into National Health and Family Planning Commission) promulgated the Administrative Measures for the Recall of Medical Devices (Trial), or Recall Measures which provides that medical device manufacturing enterprises shall eliminate defects of products of certain types, models or batches that have already been launched into the market for sale by way of warning, examination, repair, re-labelling, revision and amendment of the instruction manual, software upgrade, exchange, withdrawal or destruction according to the prescribed procedures. The recall is classified into two categories, that is, voluntary recall and compelled recall. If a medical device manufacturing enterprise discovers that a medical device is defective after conducting investigation and evaluation, it shall immediately decide to recall such device. If, upon investigation and evaluation, the drug regulatory department finds any defect in medical device that the manufacturing enterprise should have voluntarily recalled, the drug regulatory department shall compel the concerned enterprise to recall the concerned medical devices. If a medical device manufactured by us is found to have any defects prescribed in Recall Measures, we shall be subject to recall of the defective medical device.

Regulation of Internet Content Providers

We currently operate www.chinadrtv.com, www.xiangguo.tv and www.hjx.com through which our customers can familiarize themselves with our products. We are required to comply with the Telecommunications Regulations promulgated by the State Council on September 25, 2000 and revised on July 29, 2014, the Administrative Measures on Internet Content Services issued by the State Council on September 25, 2000, the Administrative Measures on Telecommunications Business Operating Licenses promulgated by the MIIT in 2001 and revised in 2009, Measures for the Archival Administration of Non-operational Internet Content Services issued by the Ministry of Information Industry (now the Ministry of Industry and Information Technology) on February 8, 2005 and the Administrative Measures on Internet Pharmaceuticals Information Services issued by SAFD on July 8, 2004 in our operation of the website.

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

As internet information service in the websites of www.chinadrtv.com and www.xiangguo.tv are not deemed as an operating businesses, we only need to file with the relevant information industry authorities for record, which we have finished. Furthermore, as internet information service in the website of http://www.hjx.com is deemed as operating business, we need to obtain an ICP License from the relevant information industry authorities. On January 17, 2014, Beijing HJX Technology, one of our affiliated entities, obtained an ICP License with a validity period of five years. In addition, we hold an Internet Pharmaceuticals Information Service Qualification Certificate, which will expire on May 3, 2016.

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

Regulation of Internet Shopping

On June 24, 2010, MOFCOM promulgated the Outline of Promoting Healthy Development of Internet Shopping which requires relevant authorities to encourage enterprises to develop internet sales, expand internet shopping field, attach importance to rural internet shopping market, improve support service, protect legal interests of consumers and standardize internet market order.

On December 28, 2010, MOFCOM, MITT and other departments jointly issued the Notice on Implementing Scheme of Cracking Down Infringement on Intellectual Properties and Manufacture and Sale of Fake Commodity in Internet Shopping which, among other things, requires to strengthen supervision and control over internet shopping platform and transaction parties, set up access system for tradable commodity and intensify the fight against infringement on intellectual properties and manufacture and sale of fake commodity in internet shopping.

On January 5, 2011, MOFCOM issued the Notice on Regulation of Promotion Activities in Internet Shopping, pursuant to which, among other things, (1) internet shopping enterprises shall ensure the quality of promotional commodity; (2) price fraud and false promotion is strictly forbidden; and (3) infringement on intellectual properties and manufacture and sale of fake commodities in promotion will be severely restricted.

On January 26, 2014, SAIC promulgated Measures on the Administration of Internet Transactions which provide rules for internet product transactions and relevant services. Pursuant to these measures, except for several specified products, a consumer is entitled to return products sold by an internet product business operator within seven days upon the receipt of such products and is not required to provide any reason for such return. However, the products returned by a consumer shall be intact and in good condition.

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

On January 5, 2015, SAIC promulgated Measures for Punishments against Infringements on Consumer Rights and Interests, effective from March 15, 2015. Pursuant to these measures, a business operator that sells goods via the Internet, television or phone, by mail order or otherwise, bears the obligation to accept the return of goods by consumers without reason, and shall not deliberately delay performing, or unjustifiably refuse to perform, such obligations.

Regulations of Internet Information Protection

On December 28, 2012, the Standing Committee of the National People’s Congress promulgated the Decision on Strengthening Internet Information Protection which provides that, among other things, internet service providers and other entities shall obtain consent from relevant persons before collecting and using personal electronic information during business activities and shall make public rules on collecting and using personal information; personal electronic information collected shall be kept strictly confidential and shall not be divulged, tampered with, damaged, sold or illegally provided to others; no person is allowed to send commercial electronic information to any recipient without the recipient’s consent or request, or after the recipient gives an explicit refusal.

On July 16, 2013, the MIIT promulgated Provisions on Protecting Personal Information of Telecommunications and Internet Users which provides detailed rules for standards on collection and use of users’ personal information by telecommunications business operators and internet information service providers and security measures on protecting users’ personal information.

The Law on the Protection of Consumers’ Rights and Interests amended on October 25, 2013 and effective from March 15, 2014 provides that business operators shall not send commercial information to consumers without their consent or request, or after the consumers have expressly refused to receive such information.

On January 5, 2015, SAIC promulgated Measures for Punishments against Infringements on Consumer Rights and Interests, effective from March 15, 2015. Pursuant to these measures, a business operator shall refrain from any of the following acts:

(1) collecting or using the consumers’ personal information without the consent of the consumers;

(2) divulging, selling or illegally providing others with the consumers’ personal information collected; and

(3) sending commercial information to consumers without their consent or request, or after the consumers have expressly refused to receive such information.

Regulations of Concurrent-Business Insurance Agency

On August 4, 2000, the China Insurance Regulatory Commission, or the CIRC, promulgated the Interim Measures for the Administration of Concurrent-Business Insurance Agency, or the Interim Measures, effective as of the date of promulgation. A concurrent-business insurance agent shall obtain the License for Concurrent-Business Insurance Agency before its commencement of such business, and the scope of the agency business shall be subject to the types of insurance specified in the License for Concurrent- Business Insurance Agency.

On June 22, 2007, CIRC promulgated the Measures for the Administration of Insurance Licenses, effective on September 1, 2007. The insurance institutions within the territory of People’s Republic of China shall obtain an insurance license, including Concurrent-Business Insurance Agencies.

On September 25, 2009, CIRC promulgated the Measures for Penalizing Unlawful Conducts in Insurance Intermediary Business Operations, effective on October 1, 2009. In the event that, during the process of investigating and dealing with the illegal conduct of insurance companies in relation to intermediary insurance business operations, CIRC becomes aware of illegal conducts of any insurance agents, brokers or insurance assessment institutions, it shall combine the investigation on both matters and deal with them as one case.

The CIRC issued the License for Concurrent-Business Insurance Agency to Shanghai Network on October 11, 2014. The license is valid for a period of three years and we should handle the insurance agency business specified in our license.

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

Business License for Advertising Companies

Companies that engage in advertising activities must obtain from the SAIC or its local branches a business license with the term “advertising business” specifically included in the business scope. A company conducting advertising activities without such a license may be subject to penalties, including fines, confiscation of advertising income and an order to cease advertising operations. Our subsidiary Shanghai Advertising has obtained a business license with advertising specifically included in the business scope from the local branch of SAIC.

Advertising Airtime

Under PRC regulations, airtime used to broadcast TV direct-sales programs and TV home shopping programs is typically considered to be advertising time. The Chinese government imposes strict regulations on TV station/channel ownership and operations. TV home shopping companies can only purchase blocks of airtime for product advertising as opposed to engaging in long-term channel leasing agreements as in some other countries. In addition to regulating TV station ownership, the SAPPRFT also sets regulatory standards on the amount of advertising time allowed on TV broadcasting. Since 2009, the SAPPRFT has issued a series of increasingly restrictive regulatory standards on the amount of advertising time allowed on TV broadcasting, including:

•	the Circular on Strengthening the Administration of TV Direct Sales Advertising and Home Shopping Programs issued by the SAPPRFT on September 10, 2009 prohibiting the broadcast of TV direct-sales advertising programs on some specialized TV channels, including news channels, international channels, and TV home shopping channels, and on satellite TV channels during the period from 6:00pm to 12:00am every day;

•	the Administrative Measures on Advertising on Television or Radio issued by the SAPPRFT issued by the SAPPRFT on September 8, 2009 and effective as of January 1, 2010 which was amended in November 2011 requiring that the total airtime allocated to commercial advertising on each TV channel not exceed 12 minutes per hour and not exceed 18 minutes in total during the period from 7:00pm to 9:00pm, and prohibiting commercial advertising in whatever form during broadcasting of an episode (calculated as 45 minutes) of a television drama; and

•	the Circular on Strengthening Administration of Infomercials Broadcast via Satellite TV Channels issued by the SAPPRFT on October 29, 2013 and effective as of January 1, 2014, requiring satellite TV channels to follow a series of additional provisions, such as not broadcasting (i) infomercials more than once per hour, (ii) infomercials which exceed three minutes in length or (iii) infomercials with same content or selling the same product more than three times per day.

Under current PRC law, advertising operators can only sell advertising airtime to advertisers and are not allowed to sell to other advertising operators.

Advertising Content

PRC advertising laws and regulations set forth certain content requirements for advertisements in China, which include prohibition on, among other things, misleading content, superlative wording, socially destabilizing content, or content involving obscenities, superstition, violence, discrimination, or infringement of the public interest. Advertising for medical devices, fitness and other special products are subject to stricter regulation which prohibits any unscientific assertions or assurances in terms of effectiveness or usage, comparison with other similar products in terms of effectiveness or safety, and reference to medical research institutes, academic institutions, medical organizations, experts, doctors, or patients regarding the effectiveness or safety of the products advertised. In addition, all advertising relating to medical devices, fitness agrochemicals, as well as other advertisements that are subject to censorship by administrative authorities pursuant to relevant laws and regulations, must be submitted to the relevant administrative authorities for content review and approval prior to dissemination. Furthermore, SAPPRFT and SAIC have issued a circular temporarily prohibiting, after August 1, 2006, the advertising of pharmaceutical products, diet and slimming products, medical devices, breast enhancement products and height increasing products in the form of TV- and radio-based direct-sales programs pending adoption of new government rules. On September 10, 2009, the Circular on Strengthening the Administration of TV Direct-sales Advertising and Home Shopping Programs was issued by the SAPPRFT, prohibiting the TV direct-sales and home shopping programs to advertise pharmaceuticals, breast-enhancement products, diet and slimming products, and medical devices which are implantable or need instruction by experts. Meanwhile, the Administrative Measures on Advertising on Television or Radio, issued by the SAPPRFT on September 8, 2009 and effective as of January 1, 2010 which was amended in November 2011, prohibited the pharmaceutical and medical device or health related advertising program to contain the recovery rate or efficiency rate or certification by the doctors, experts, patients or public figures. Furthermore, Criteria for the Examination and Publication of Medical Device Advertisements were issued by the Ministry of Health (currently merged into National Health and Family Planning Commission), the SAIC, the SAFD and became effective on May 20, 2009, which provided strict regulation on medical device advertisements. According to the Circular Concerning Further Severely Punishing Illegal Advertisements of Pharmaceuticals, Medical Devices and Health Food effective in February 2010, enterprises which publish the illegal advertisements will be severely punished. On February 12, 2010, SAPPRFT promulgated the Notice on Further Strengthening Examination and Supervision on Advertising on Television and Radio, which requires that, among other things, in TV shopping advertisement: (1) no host is allowed to participate in advertisement; (2) exaggerative voice, intonation and gestures are prohibited; and (3) no form such as news report, interview and news materials and information is allowed to be used. See Item 3.D, “Key Information—Risk Factors—Risks Related to the Regulation of Our Business and Industry—Governmental actions to regulate TV- and radio-based direct-sales programs of medical devices and diet and slimming products will adversely impact sales of our branded neck massager product line and some of our other products and may adversely impact our future overall operating results”.

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

On November 19, 2012, the SAFE promulgated the Notice of the SAFE on Further Improving and Adjusting Foreign Exchange Administration Policies on Direct Investment, or the Notice, which came into force as of December 17, 2012. According to the Notice, (i) the opening of and payment into foreign exchange accounts under direct investment account are no longer subject to approval by the SAFE; (ii) reinvestment with legal income of foreign investors in China is no longer subject to approval by the SAFE; and (iii) the procedures for capital verification and confirmation that foreign-funded enterprises need to go through are simplified.

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

On July 4, 2014, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, which replaced the former circular commonly known as “Notice 75” promulgated by SAFE on October 21, 2005. SAFE Circular 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a ‘‘special purpose vehicle.’’ SAFE Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiary of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Furthermore, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls. Pursuant to the Circular on Further Simplifying and Improving the Direct Investment-related Foreign Exchange Administration Policies, or SAFE Circular 13, promulgated by SAFE, starting from June 1, 2015, the registration (including initial registration and amendment registration) under SAFE Circular 37 will be directly reviewed and handled by local banks.

As a Cayman Islands company, and therefore a foreign entity, if Acorn International purchases the assets or an equity interest of a PRC company owned by PRC residents in exchange for our equity interests, such PRC residents will be subject to the registration procedures described in SAFE Circular 37 and SAFE Circular 13. Moreover, PRC residents who are beneficial holders of our shares are required to register with SAFE in connection with their investment in us.

As a result of the uncertainties relating to the interpretation and implementation of SAFE Circular 37 and SAFE Circular 13, we cannot predict how these regulations will affect our business operations or strategies. For example, our present or future PRC subsidiaries’ ability to conduct foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, may be subject to compliance with such SAFE registration requirements by relevant PRC residents, over whom we have no control. In addition, we cannot assure you that any such PRC residents will be able to complete the necessary approval and registration procedures required by the SAFE regulations. We require all shareholders in Acorn International who are PRC residents known by us to comply with any SAFE registration requirements and we understand that the relevant shareholders have registered their offshore investment in us with Shanghai SAFE, but we have no control over either our shareholders or the outcome of such registration procedures. Such uncertainties may restrict our ability to implement our acquisition strategy and adversely affect our business and prospects. See Item 3.D, “Key Information—Risk Factors—Risks Relating to China—Regulations relating to offshore investment activities by PRC residents may increase the administrative burden we face and create regulatory uncertainties that could restrict our overseas and cross- border investment activity, and a failure by our shareholders who are PRC residents to make any required applications and filings pursuant to such regulations may prevent us from being able to distribute profits and could expose our PRC resident shareholders to liability under PRC law”.

Regulation of Overseas Listings

On August 8, 2006, six PRC regulatory agencies, including MOFCOM, the State Assets Supervision and Administration Commission, or SASAC, the State Administration for Taxation, or SAT, SAIC, the China Securities Regulatory Commission, or CSRC, and SAFE, jointly adopted the Regulation on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the New M&A Rule, which became effective on September 8, 2006 and was amended on June 22, 2009. This New M&A Rule, among other things, purports to require offshore SPVs formed for listing purposes and controlled directly or indirectly by PRC companies or individuals, such as our company, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange.

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

Pursuant to the Notice on Relevant Issues Concerning Collection of Individual Income Tax Related to Income from Share Option issued by the Ministry of Finance and the SAT on March 28, 2005, Supplementary Notice on Payment of Individual Income Tax for Incomes Derived from Individual Stock Option issued by the SAT on September 30, 2006, the Notice on Relevant Issues Concerning Collection of Individual Income Tax for Income Derived from Share Appreciation Rights and Restricted Share Units issued by the SAT on January 7, 2009 and the Notice on Issues of Individual Income Tax Concerning Share Incentive Plan issued by the SAT on August 24, 2009, in connection with the share option plan of an overseas listed company, the difference received by a PRC individual who had been granted share options between the exercise price and the fair market price of such shares on the exercise date shall be imposed on individual income tax which shall be withheld by the PRC subsidiary of such overseas listed company.

Regulations on Labor Protection

The PRC Labor Contract Law and its Implementation Rules became effective on January 1, 2008 and September 18, 2008, respectively, which set out specific provisions related to fixed-term and unlimited-term employment contracts, part-time employment, labor dispatch, probation, consultation with labor union, employment without a written contract, dismissal of employees, severance and collective bargaining. According to the PRC Labor Contract Law and its implementing rules, an employer may terminate the labor agreement of an employee under certain specified circumstances and in some cases, such termination can only be done after fulfillment of certain procedural requirements, such as 30 days’ prior notice or upon payment of one month’s salary in lieu of such notice. In certain cases, the terminated employee is entitled to receive a severance payment equal to the average monthly salary during the 12-month period immediately preceding to the termination (inclusive of all monetary income such as base salary, bonus, allowances, etc.), for each year of service up to the date of termination. If an employer terminates a labor contract in any circumstance other than those specified under the PRC Labor Contract Law and its implementing rules, including termination without cause, the employer must either reinstate and continue to perform the employee’s employment contract or pay the employee damages calculated at twice the rate for calculating the severance payment, subject to the employee’s own request. In the case that the employee requests for damages, the employer is not required to pay other severance or the remainder of the amount owed under the employment contract unless the employment contract has otherwise provided for. On December 28, 2012 the Labor Contract Law was amended to impose more stringent requirements on labor dispatch which became effective on July 1, 2013. Pursuant to amended Labor Contract

Law, (i) it is strongly emphasized that dispatched employees shall be entitled to equal pay for equal work as a fulltime employee of an employer; (ii) labor contracts between employers and employees shall be the basic form of employment adopted by Chinese enterprises and employment by labor dispatching is only a supplementary form and shall apply only to temporary, ancillary or substitute works; and (iii) an employer shall strictly control the number of dispatched employees so that they do not exceed certain percentage of total number of employees and the specific percentage shall be prescribed by the labor administrative department of the State Council.

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

Prior to January 1, 2005, our business was operated through Beijing Acorn, Shanghai Acorn and Shanghai Trade, including their subsidiaries. Each of these three operating companies, referred to as the “combined entities”, was under common management, was operated on an integrated basis and was beneficially owned by the same shareholders and, with limited exception, in the same shareholding percentages. To enable us to raise equity capital from investors outside of China, we established a holding company structure by incorporating China DRTV in the British Virgin Islands on March 4, 2004. In 2004, China DRTV formed four PRC subsidiaries and two consolidated PRC affiliated entities. As part of a restructuring to implement an offshore holding company structure to comply with PRC laws imposing restrictions on foreign ownership in direct-sales, wholesale distributor and advertising businesses, each of the combined entities, including their subsidiaries, transferred to China DRTV’s newly created consolidated subsidiaries and affiliated entities, by means of an asset transfer and liability assumption, substantially all their assets and liabilities at their net book values, except that (a) the assets and liabilities of one of the combined entities’ subsidiaries were transferred through the transfer to China DRTV of all of that subsidiary’s capital stock, and (b) after one of the three pre-restructuring operating companies, Beijing Acorn, transferred certain of its assets to two of China DRTV’s subsidiaries, its shareholders transferred their equity interests in Beijing Acorn to two PRC individuals, with Beijing Acorn becoming an additional China DRTV affiliated entity. Commencing on January 1, 2005 our business was conducted through China DRTV and its subsidiaries and, until, our affiliated entities. Other than Beijing Acorn and the other transferred subsidiary, each of the pre-restructuring companies previously engaged in the business was liquidated. We have determined that no change in basis in the assets transferred in connection with the restructuring is appropriate as the transfers constituted a transfer of net assets by entities under common control.

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

In September 2007, we acquired the legal ownership of Shanghai Acorn Advertising Broadcasting Co., Ltd, or Shanghai Advertising, which was previously one of our affiliated entities owned by Mr. Don Dongjie Yang, our co-founder, and former executive chairman and chief executive officer, and David Chenghong He.

Shanghai Network and Beijing Acorn, two of our consolidated affiliated entities, are currently owned by two PRC citizens, Mr. Don Dongjie Yang, and Mr. Weiguo Ge, the former assistant general managers of our finance department (who resigned effective March 31, 2015). Shanghai Network is primarily engaged in our TV direct-sales business throughout China except for Beijing. Beijing Acorn is primarily engaged in our TV direct-sales business in Beijing. We have entered into contractual arrangements with these two affiliated entities pursuant to which our wholly owned subsidiary, Acorn Information, provides technical support and management services to these affiliated entities. In addition, we have entered into agreements with these two affiliated entities and their shareholders, Mr. Don Dongjie Yang and Mr. Weiguo Ge, providing us with the ability to effectively control each of these affiliated entities. Accordingly, we have consolidated historical financial results of these two affiliated entities in our financial statements as variable interest entities pursuant to U.S. GAAP. Mr. Don Dongjie Yang and Mr. Weiguo Ge collectively hold 12.64% of the outstanding shares of our Company as of the date of this Form 20-F.

Beijing HJX Technology and Shanghai HJX Electronic, our other two consolidated affiliated entities, are also currently owned by Mr. Don Dongjie Yang and Mr. Weiguo Ge. Beijing HJX Technology and Shanghai HJX Electronic are primarily engaged in the direct-sales of our Ozing electronic learning products and relevant internet interactive service business. We have entered into contractual arrangements with these two affiliated entities pursuant to which our wholly owned subsidiary, Shanghai HJX, provides technical support and management services to these affiliated entities. In addition, we have entered into agreements with these two affiliated entities and their shareholders, Mr. Don Dongjie Yang and Mr. Weiguo Ge, providing us with the ability to effectively control each of these affiliated entities. Accordingly, we have consolidated historical financial results of these two affiliated entities in our financial statements as variable interest entities pursuant to U.S. GAAP. Mr. Don Dongjie Yang and Mr. Weiguo Ge collectively hold 12.64% of the outstanding shares of our Company as of the date of this annual report.

Mr. Weiguo Ge resigned from his position as assistant general manager of our finance department, effective March 31, 2015, and is no longer with our company. Prior to his resignation, Mr. Weiguo Ge agreed to cooperate with our board of directors to transfer his 25% equity interest in each of our variable interest entities as well as his rights and obligations under the various contractual arrangements to which he is a party relating to our control over our variable interest entities, to an individual selected by our board of directors. We have not effected this transfer as of the date of this annual report. In addition, effective May 4, 2015, Mr. Don Dongjie Yang ceased to serve as a director, our executive chairman and chief executive officer. Our board of directors will need Mr. Don Dongjie Yang’s cooperation to transfer his 75% equity interest in each of our variable interest entities and as well as his rights and obligations under each of the various contractual arrangements to which he is a party relating to our control over our variable interest entities, to one or more individuals selected by our board of directors.

In 2014, we also established Star Education & Technology Group Inc. in the Cayman Islands, Star Education & Technology Limited in the British Virgin Islands and HJX International Limited in Hong Kong, respectively, with an aim to further expand our electronic learning product business in the future.

In the opinion of our PRC legal counsel, Commerce & Finance, except as disclosed in Item 3.D, “Key Information—Risk Factors—Risks Related to the Regulation of Our Business and Industry—If the PRC

government takes the view that we did not obtain the necessary approval for our acquisition of Shanghai Advertising under Guideline Catalog of Foreign Investment Industries (2004 Revision), we could be subject to penalties,”, (1) the ownership structures of our directly owned PRC subsidiaries comply with existing PRC laws and regulations and (2) the ownership structures of our four affiliated entities and our contractual arrangements with these affiliated entities and their shareholders are valid, binding and enforceable, and do not and will not result in a violation of existing PRC laws and regulations.

We have been advised by our PRC legal counsel, Commerce & Finance, however, that there are uncertainties regarding the interpretation and application of current and future PRC laws and regulations with respect to these matters. Accordingly, we cannot assure you that the PRC regulatory authorities, in particular MIIT, SAIC and MOFCOM, which regulate foreign investment in direct-sales and internet businesses, will not in the future take views that are contrary to the above opinions of our PRC legal counsel. If the current agreements that establish the structure for conducting our PRC direct-sales and internet businesses were found to be in violation of existing or future PRC laws or regulations, we may be required to restructure our ownership structure and direct-sales and internet interactive service operations in China or to carry out other actions required by relevant PRC government authorities to comply with PRC laws and regulations, or we could be subject to severe penalties. See Item 3.D, “Key Information—Risk Factors—Risks Related to the Regulation of Our Business and Industry—If the PRC government takes the view that the agreements that establish the structure for operating our TV and other direct-sales business and internet interactive service in China do not comply with PRC governmental restrictions on foreign investment in these areas, we could be subject to severe penalties.”

As part of our reorganization, we deregistered U King Communications Equipment (Hong Kong) Limited in May 2011, transferred 100% of the ownership interest in Shanghai Advertising to MK AND T Communications Limited in October 2011 and disposed of our shareholding in Acorn Hong Kong Holdings Limited in December 2011. In addition, we deregistered our wholly- owned subsidiary, Shanghai Acorn Enterprise Management Consulting Co., Ltd. in January 2013, and are currently in the process of deregistering Beijing HJZX Software Technology Development Co., Ltd., which is expected to be completed by the end of 2015.

The following diagram illustrates our current corporate structure and the place of formation, ownership interest and affiliation of each of our subsidiaries and the four affiliated entities as of the date of this Form 20-F(1):

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
Outside China
In China
100%
Shanghai Acorn Advertising Broadcasting Co., Ltd.
100%
Wuxi Acorn Enterprise Management Consulting Co., Ltd.
100%
Shanghai HJX Digital Technology Co., Ltd.
100%
Yiyang Yukang Communication Equipment Co., Limited.
100%
Zhuhai Acorn Electronic Technology Co., Ltd.
(5) x (6)
Don Dongjie Yang
Weiguo Ge
75%
25%
Beijing HJX Technology Development Co., Ltd.
Shanghai HJX Electronic Technology Co., Ltd.
51%
Zhuhai Sunrana Bio-Tech Co., Ltd.(4)
100%
Beijing Acorn Youngleda Technology Co., Ltd.
100%
Beijing HJZX Software Technology Development Co., Ltd.(7)
100%
Acorn Trade (Shanghai) Co., Ltd.
75%
Zhongshan Meijin Digital Technology Co., Ltd.
100%
Acorn Information Technology (Shanghai) Co., Ltd.
50%
Shanghai Acorn HJX Software Technology Development Co., Ltd.
50%
Acorn International Electronic Technology (Shanghai) Co., Ltd.
100%
(2) x (3)
Don Dongjie Yang
Weiguo Ge
75%
25%
Shanghai Acorn Network Technology Development Co., Ltd.
Beijing Acorn Trade Co., Ltd.
Equity ownership
Contractual arrangements

(1)	For risks related to our current corporate structure, see Item 3.D, “Key Information—Risk Factors—Risks Related to the Regulation of Our Business and Industry”.
(2)	Agreements that provide us with effective control over Shanghai Acorn Network Technology Development Co., Ltd. and Beijing Acorn Trade Co., Ltd. include equity pledge agreements, irrevocable powers of attorney, a loan agreement, operation and management agreements, exclusive purchase agreements and spouse consent letters. We may modify our contractual arrangements from time to time to facilitate our operations. For previous changes in our contractual arrangements, please see Item 4.C, “Organizational Structure” for further information.
(3)	The economic benefits of Shanghai Acorn Network Technology Development Co., Ltd. and Beijing Acorn Trade Co., Ltd. accrue to Acorn Information Technology (Shanghai) Co., Ltd.
(4)	The Zhuhai Sunrana Bio-Tech Co., Ltd. is currently under the liquidation process.
(5)	Agreements that provide us with effective control over Beijing HJX Technology Development Co., Ltd. and Shanghai HJX Electronic Technology Co., Ltd. include equity pledge agreements, irrevocable powers of attorney, a loan agreement, operation and management agreements, exclusive purchase agreements and spouse consent letters. We may modify our contractual arrangements from time to time to facilitate our operations. Please see Item 4.C, “Organizational Structure” for further information.
(6)	The economic benefits of Beijing HJX Technology Development Co., Ltd. and Shanghai HJX Electronic Technology Co., Ltd. accrue to Shanghai HJX Digital Technology Co., Ltd.
(7)	The Beijing HJZX Software Technology Development Co., Ltd. is currently under deregistration process.

Material Operating Entities

MOFCOM, or its local counterpart, reviews the application and issues the requisite approval for business operations by foreign entities. Our direct-sales business is considered commercial trading and, until 2004, foreign investment in commercial trading was highly restricted by PRC regulations. By December 2004, MOFCOM had significantly reduced these restrictions. Nevertheless, to directly operate our direct-sales business, we still need to obtain MOFCOM’s approval. Therefore, our direct-sales business (other than direct-sales of our Ozing electronic learning products) is currently conducted by our consolidated affiliated entities, Shanghai Network and Beijing Acorn, which hold the necessary licenses to conduct our direct-sales business, through contractual arrangements between Acorn Information, our wholly owned subsidiary in China, and these two consolidated affiliated entities. Furthermore, due to the aforesaid reason for direct-sales business as well as certain restrictions or prohibitions on foreign ownership of companies that engage in internet and other related businesses imposed by current PRC laws and regulations, including the provision of internet content, our direct-sales of Ozing electronic learning products and internet interactive service business are currently conducted by our consolidated affiliated entities, Beijing HJX Technology which holds an ICP License and Shanghai HJX Electronic. Our wholesale business is currently conducted by Acorn Trade (Shanghai) Co., Ltd.

Our direct-sales business, and our advertising operations in support of our direct-sales business, are regulated by SAIC. All of our advertising business operations, which include design, production and publication of TV and other advertising, are conducted by Shanghai Advertising, which used to be one of our affiliated entities. We acquired 100% of the legal ownership of Shanghai Advertising through Shanghai Acorn Enterprise Management Consulting Co., Ltd. in September 2007, and subsequently transferred the entire equity interest in Shanghai Advertising to MK AND T Communications Limited as part of our reorganization. The Pudong Administration of Industry and Commerce in Shanghai issued a new business license for Shanghai Advertising to conduct our advertising operations following the acquisition.

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

Agreements that Provide Effective Control and an Option to Acquire Shanghai Network and Beijing Acorn

These agreements provide us with effective control over these two affiliated entities and their shareholders, Mr. Don Dongjie Yang and Mr. Weiguo Ge. They include irrevocable powers of attorney, loan agreement, equity pledge agreements, operation and management agreements and spouse consent letters. Under the exclusive purchase agreements, we also have exclusive options to purchase the equity interests of the affiliated entities.

•	Irrevocable Powers of Attorney. Under irrevocable powers of attorney, each of the two shareholders of Shanghai Network and Beijing Acorn, Mr. Don Dongjie Yang and Mr. Weiguo Ge, has granted to designees of Acorn Information, Mr. Lifu Chen, our former senior vice president (who resigned effective November 30, 2014), and Mr. Geoffrey Weiji Gao, our principal financial and accounting officer, the power to exercise all voting rights of such shareholder in the shareholders’ meetings, including, but not limited to, the power to determine the sale or transfer of all or part of such shareholder’s equity interest in, and appoint the directors of, Shanghai Network and Beijing Acorn. These irrevocable powers of attorney have terms of ten years and will automatically renew for another ten years unless terminated by the above-mentioned designees of Acorn Information in writing three months prior to their expiry.

•	Loan Agreement. Under the loan agreement among Acorn Information and the shareholders of these two affiliated entities, Mr. Don Dongjie Yang and Mr. Weiguo Ge, Acorn Information made a loan to Mr. Don Dongjie Yang and Mr. Weiguo Ge in an aggregate amount of RMB162.5 million and agreed to make additional loans not exceeding RMB30.4 million to Mr. Don Dongjie Yang and Mr. Weiguo Ge. The loan is to be used primarily for capital investments by the shareholders in Shanghai Network and Beijing Acorn. The loan can only be repaid by the shareholders’ transfer of their interests in Shanghai Network and Beijing Acorn to Acorn Information or its designee when permissible under PRC law. The initial term of the loan is ten years and will automatically be renewed for another ten years absent a written termination notice from Acorn Information.

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

•	Equity Pledge Agreements. Under the equity pledge agreements among Acorn Information and the two shareholders of the affiliated entities, each of Mr. Don Dongjie Yang and Mr. Weiguo Ge has pledged all of his equity interests in Shanghai Network and Beijing Acorn to Acorn Information to guarantee the performance of the two affiliated entities under the operation and management agreements and the exclusive technical services agreements as described below, as well as their personal obligations under the loan agreements. Each of the shareholders also agrees not to transfer, assign, or pledge his interests in any of these affiliated entities without the prior written consent of Acorn Information. If any of these affiliated entities or either of the two shareholders breaches its respective contractual obligations thereunder, Acorn Information, as pledgee, will be entitled to certain rights, including, but not limited to, the right to sell the pledged equity interests. The terms of these agreements are ten years and will automatically renew for another ten years absent written termination notice by Acorn Information three months prior to their expiry.

•	Exclusive Purchase Agreements. Pursuant to the exclusive purchase agreements among Acorn Information and each of Shanghai Network and Beijing Acorn and their shareholders, Mr. Don Dongjie Yang and Mr. Weiguo Ge, each of the two shareholders has irrevocably granted Acorn Information or its designee an exclusive option to purchase at any time if and when permitted under PRC law, all or any portion of their equity interests in Shanghai Network and Beijing Acorn for a price that is the minimum amount permitted by PRC law. The terms of these agreements are ten years and will automatically renew for another ten years absent a written termination notice by Acorn Information three months prior to their expiry.

•	Spouse Consent Letters. Pursuant to the spouse consent letters, the spouse of each of the shareholders of these two affiliated entities acknowledges that she is aware of, and consents to, the execution by her spouse of irrevocable powers of attorney, equity pledge agreements and the exclusive purchase agreements described above. With respect to establishment, grant and performance of the above irrevocable powers of attorney, equity pledge and the exclusive purchase, each spouse further agrees that, whether at present or in the future, she will not take any actions or raise any claims or objection.

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

Agreements that Provide Effective Control and an Option to Acquire Shanghai HJX Electronic and Beijing HJX Technology

These agreements provide us with effective control over these two affiliated entities and their shareholders, Mr. Don Dongjie Yang and Mr. Weiguo Ge, the former assistant general managers of our finance department. They include irrevocable powers of attorney, a loan agreement, equity pledge agreements, operation and management agreements and spouse consent letters. Under the exclusive purchase agreements, we also have exclusive options to purchase the equity interests of the affiliated entities.

•	Irrevocable Powers of Attorney. Under irrevocable powers of attorney, each of the two shareholders of Shanghai HJX Electronic and Beijing HJX Technology, Mr. Don Dongjie Yang and Mr. Weiguo Ge, has granted to designees of Shanghai HJX, Lifu Chen, our former senior vice president (who resigned effective November 30, 2014), and Geoffrey Weiji Gao, our principal financial and accounting officer, the power to exercise all voting rights of such shareholder in the shareholders’ meetings, including, but not limited to, the power to determine the sale or transfer of all or part of such shareholder’s equity interest in, and appoint the directors of, Shanghai HJX Electronic and Beijing HJX Technology. These irrevocable powers of attorney have terms of ten years and will automatically renew for another ten years unless terminated by the above-mentioned designees of Shanghai HJX in writing three months prior to their expiry.

•	Loan Agreement. Under the loan agreement among Shanghai HJX and the shareholders of these two affiliated entities, Mr. Don Dongjie Yang and Weiguo Ge, Shanghai HJX made a loan to Mr. Don Dongjie Yang and Mr. Weiguo Ge in an aggregate amount of RMB53.0 million. The loan is to be used primarily for capital investments by the shareholders in Shanghai HJX Electronic and Beijing HJX Technology. The loan can only be repaid by the shareholders’ transfer of their interests in Shanghai HJX Electronic and Beijing HJX Technology to Shanghai HJX or its designee when permissible under PRC law. The initial term of the loan is ten years and will automatically be renewed for another ten years absent a written termination notice from Shanghai HJX.

•	Operation and Management Agreements. Under the operation and management agreements among Shanghai HJX, the two shareholders and each of the affiliated entities, the parties have agreed that Shanghai HJX will provide guidance and instructions on daily operations and financial affairs of each of these two affiliated entities. The agreements also state that each of the directors, general managers and other senior management personnel of these affiliated entities will be appointed as nominated by Shanghai HJX. The designees of Shanghai HJX or its affiliate has the authority to exercise the voting rights on behalf of the two shareholders at the shareholder meetings of the two affiliated entities. Shanghai HJX has agreed to provide security for contracts, agreements or other transactions entered into by these two affiliated entities with third parties, provided that these affiliated entities shall provide counter-security for Shanghai HJX using their accounts receivable or assets. In addition, each of these affiliated entities agreed not to enter into any transaction that could materially affect its respective assets, obligations, rights or operations without prior written consent from Shanghai HJX. The terms of these agreements are ten years and will automatically renew for another ten years absent a written termination notice by Shanghai HJX.

•	Equity Pledge Agreements. Under the equity pledge agreements among Shanghai HJX and the two shareholders of the affiliated entities, each of Mr. Don DongjieYang and Mr. Weiguo Ge has pledged all of his equity interests in Shanghai HJX Electronic and Beijing HJX Technology to Shanghai HJX to guarantee the performance of the two affiliated entities under the operation and management agreements and the exclusive technical services agreements as described below, as well as their personal obligations under the loan agreements. Each of the shareholders also agrees not to transfer, assign or, pledge his interests in any of these affiliated entities without the prior written consent of Shanghai HJX. If any of these affiliated entities or either of the two shareholders breaches its respective contractual obligations thereunder, Shanghai HJX, as pledgee, will be entitled to certain rights, including, but not limited to, the right to sell the pledged equity interests. The terms of these agreements are ten years and will automatically renew for another ten years absent written termination notice by Shanghai HJX three months prior to their expiry.

•

Exclusive Purchase Agreements. Pursuant to the exclusive purchase agreements among Shanghai HJX and each of Shanghai HJX Electronic and Beijing HJX Technology and their shareholders, Mr. Don Dongjie Yang and Mr. Weiguo Ge, each of the two shareholders has irrevocably granted Shanghai HJX or its designee an exclusive option to purchase at any time if and when permitted under PRC law, all or any portion of their equity interests in Shanghai HJX Electronic and Beijing HJX Technology for a price that is the minimum amount permitted by PRC law. The terms of these agreements are ten years and will automatically renew for another ten years absent a written termination notice by Shanghai HJX three months prior to their expiry.

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

D. Property, Plant and Equipment

We are headquartered in Shanghai and own an office space of 5,305 square meters. In addition, we have leased an aggregate of approximately 5,509.3 square meters of office and call center spaces in Beijing, Shanghai and Wuxi. Our leases are typically for a term from one to five years. Our four central warehousing hubs cover approximately 41,109.2 square meters, among which 5,300 square meters are subject to varying lease terms. We typically enjoy a priority right to renew our leases for our warehouses.

Our manufacturing facilities in Beijing, Shanghai, Shenzhen and Zhuhai occupy an aggregate of approximately 12,622.06 square meters. Our manufacturing facilities in Zhuhai are used for the production of our oxygen generating device product line, our manufacturing facilities in Shanghai are used for the production of our posture correction product lines, and our manufacturing facility in Shenzhen is used for the production of our electronic learning product line.

Uncertainty exists as to our right to use the land on which our manufacturing facilities are built in Beijing. For additional information regarding this uncertainty, see Item 3.D, “Key Information—Risk Factors—Risks Related to Our Business—Our leases of land and manufacturing facilities in Beijing may not be in full compliance with PRC laws and regulations and we may be required to relocate our facilities, which may disrupt our manufacturing operations and result in decreased net revenues.”

During the first quarter of 2009, we obtained a fifty-year land use right of a piece of land in Qingpu district of Shanghai for aggregate consideration of approximately RMB51.2 million (approximately $7.5 million). We have completed the construction of a warehouse and a factory for keeping our inventories and manufacturing our proprietary branded products, the building ownership certificates of which had been obtained on December 20, 2012. In order to better utilize our Qingpu warehouse and to generate additional revenues, starting from January 2014, we leased approximately 17,700 square meters of warehouse space to Carry Logistics for a term of two years with an annual rent of RMB7.0 million.

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

As described more fully below under “Liquidity and Capital Resources,” we believe that, based on our current revenue and cost estimates for our ongoing operations and our planned cost savings efforts and other planned actions to generate cash and secure borrowing sources and subject to the related assumptions, our current cash and cash equivalents and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs for the next 12 months. Our consolidated financial statements have been prepared under the assumption that we will continue as a going concern, and there is no guarantee that our planned actions can effectively reduce our costs and generate sufficient cash as expected. Our independent auditor, Deloitte Touche Tohmatsu Certified Public Accountants LLP, has included in their audit report on explanatory paragraph expressing substantial doubt about our ability to continue as a going concern. Our consolidated financial statements do not include any adjustments that might result from the resolution of this uncertainty. Refer to both Note 2(d) to our consolidated financial statements and the report of our independent registered public accounting firm and “Item 3. Key Information—Risk Factors—There is substantial doubt as to our ability to continue as a going concern and we must continue to successfully take a variety of actions to address this concern, including cutting costs and securing other sources of financing, to continue our operations for the next 12 months and beyond.”

A. Operating Results

Overview

Our business is currently comprised of two main divisions, our direct-sales platforms and our nationwide distribution network.

Our direct-sales business involves marketing and selling products directly to consumers in China through various platforms, including our outbound marketing platform, Internet sales and catalogue sales. Historically, our direct-sales platform also included TV direct-sales, where we purchased TV airtime from both national and local TV channels in China to play infomercials promoting our products. However, as a result of increasingly restrictive regulations and rules on TV advertising imposed by the SAPPRFT, throughout 2014 we substantially reduced our procurement of TV airtime, and in early 2015, we suspended the procurement of new TV time altogether. As we have moved away from our historic core TV direct-sales platform, we have focused on our other direct-sales platforms, which currently consist of outbound marketing, Internet sales and catalog sales.

In addition to our direct-sales platforms, we maintain a nationwide distribution network through which we distribute a selected number of our products promoted by our direct-sales platforms, including our various proprietary-branded product lines, which we believe offer sufficient profit potential and may be developed as a national product brand. Our distribution network covers all provinces in China through over 25 distributors, and allows us to reach over 2,600 retail outlets across China.

Our net revenues and operating income in any period are largely driven by our direct-sales platforms and distribution network as well as our product mix, advertising expenses, and promotional events occurring in the period. Our net revenues, which include direct-sales net revenues and distribution net revenues, were $242.6 million, $184.7 million and $94.8 million, in 2012, 2013 and 2014, respectively. Direct-sales net revenues, which include both net proceeds from products sold through our TV direct-sales programs and net proceeds from products sold through our other direct-sales platforms, including our outbound marketing platform, Internet sales and catalogue sales, decreased from $193.6 million in 2012 to $136.4 million in 2013 and further to $45.2 million in 2014. The significant decrease in our direct-sale net revenues in 2014 was primarily due to our substantial reduction in our procurement of TV airtime during 2014 in response to regulations imposed by the SAPPRFT effective on January 1, 2014, which considerably limited the length and frequency of infomercials that could be aired on satellite television channels. Distribution net revenues, which are derived from sales of products to our distributors, decreased from $49.0 million in 2012 to $48.3 million in 2013, and increased to $49.5 million in 2014. We recorded operating losses of $21.9 million, $42.5 million and $44.9 million in 2012, 2013 and 2014, respectively.

Factors Affecting Our Results of Operations

Company-specific factors that may affect our future financial condition and results of operations include, among other things, the following:

•	the impact of new regulations issued by regulators in China on TV infomercials:

Regulators have increasingly placed greater restrictions on TV infomercials in China. In particular, the Circular on Strengthening Administration of Infomercials Broadcast via Satellite TV Channels promulgated by the SAPPRFT became effective on January 1, 2014. This regulation imposed various limitations on the length and frequency of TV infomercials. The immediate impact has been a significant reduction in the availability of TV airtime for infomercials promoting our products. As a result, our management substantially decreased our media purchase and the air time for our TV infomercials in 2014 and ceased our TV direct-sales operation in early 2015. Reduced purchases of TV airtime have contributed to lower conversion rates or lower average selling prices, and made it more difficult for us to maintain or build our brand and further expand our customer database. To partially offset related revenue decreases, we plan to devote more resources to increasing our e-commerce and catalog sales and to expanding our existing nationwide distribution network of electronic learning products to help drive sales, build our brand and attract new customers.

•	the mix of product lines selected by us for marketing through our various sales platforms:

Although we maintain and offer a diverse product portfolio, we generally focus on marketing and selling four to six featured product lines at any one time through our direct-sales platforms, and a limited number of products through our nationwide distribution network. Consequently, we have been, and expect to continue to be, dependent on a limited number of featured product lines to generate a large percentage of our gross revenues. For example, sales of our electronic learning products, our top selling product line in 2014, contributed to $44.1 million in our gross revenues, representing 46.5% of our total gross revenues in 2014. Among these featured product lines, some of which generally enjoy a higher profit margin, such as our health product lines, while some of which generally have a lower profit margin, such as our electronic learning product line. Currently, our featured product lines mainly include electronic learning products, collectible products, health products, kitchen and household products, mobile phone and fitness products. We expect our new models of Ozing electronic learning products to be our major revenue driver in 2015.

•	the mix of our direct-sales platforms and distribution network:

We sell our products through (i) our direct-sales platforms, which consists of our outbound marketing platform, Internet sales and catalog sales and historically TV direct-sales, and (ii) our nationwide distribution network. Our direct-sales net revenue (including TV direct-sales) accounted for 79.8%, 73.9% and 47.7%, respectively, of our net revenues in 2012, 2013 and 2014, respectively, while our distribution sales net revenue accounted for 20.2%, 26.1% and 52.3%, respectively, of our net revenues in 2012, 2013 and 2014, respectively. As we have substantially ceased our TV direct-sales platform as of the first quarter of 2015, for the near-term, we expect that our 2015 revenues will decrease from 2014 levels, with the amount of the decline dependent on our ability to grow revenue in our other direct-sales platforms and through our distribution networks and the effectiveness of our marketing efforts outside of TV media. The overall impact of the discontinuation of our TV direct-sales platform on our future operating results depends on, among other things, our success in promoting our products through our other existing platforms and distribution networks, our ability to establish new direct-sales platforms or distributions networks, and the degree to which distribution sales of our products are impacted by the cessation of our TV direct-sales programs.

•	new product introduced by us and our ability to identify new products:

Our ability to maintain or grow our revenue depends on our ability to successfully identify, develop, introduce and distribute in a timely and cost-effective manner new and upgraded product offerings. We employ a systematic identification and development process. After a potential featured product has been identified and tested, we evaluate a number of key benchmarks, particularly estimated profitability relative to our media expenses, in determining whether to conduct full-scale sales and marketing. We also seek to diversify our product offerings by adding products that offer recurring revenue opportunities. To help us identify suitable new products, we entered into an exclusive partnership agreement on July 21, 2011 with OLMI (formerly known as Global Infomercial Services, Inc.), a full-service international direct-response television distributor, pursuant to which OLMI will search for and identify products of interest for us and obtain rights to such products on our behalf. As of the date of this annual report, we identified six products through OLMI. In addition, we have cooperated with CBG to market and sell certain celebrity branded or endorsed products, which launched in 2014. Most of our agreements with CBG related to celebrity-branded products and programs with CBG expired during the second half of 2014 and we suspended all collaboration with CBG in October 2014. We are currently in discussions with CBG regarding our renewing our business collaboration, although no definitive agreement has been reached and there can be no assurances that any definitive agreements will be entered into with CBG.

•	the amount and timing of operating expenses incurred by us, in particular our media procurement expenses:

Historically, our revenues are driven significantly by our spending on advertising, particularly our TV direct-sales programs. The largest component of our total advertising expenses, constituting over 90% of total advertising expenses in each of 2012, 2013 and 2014, is purchased TV advertising time, which correlates to the conversion rate and total number of our inbound calls. However, as a result of the recent SAPPRFT regulations that became effective since January 1, 2014, during 2014 we substantially reduced our purchase of TV advertising time, and in early 2015, we suspended the procurement of new TV advertising time. Accordingly, our total advertising expenses decreased from $58.3 million in 2012 to $51.7 million in 2013 and further to $16.2 million in 2014. As a result of our reduced TV air time, the total number of our inbound calls decreased from 4.4 million, 3.7 million and 1.2 million in 2012, 2013 and 2014, respectively, and the conversion rate for inbound calls, which is the percentage of inbound calls that result in product purchase orders, decreased from 36.2%, 31.2% and 13.0%, in 2012, 2013 and 2014, respectively.

•	Our ability to effectively implement our actions to reduce our losses, generate additional cash flows and identify potential liquidity sources

The matters described elsewhere in this annual report and in note 2(d) to our 2014 consolidated financial statements—including our recent operational difficulties and significant historical losses—raise substantial doubt about our ability to continue as a going concern. To address such doubt, we have taken, or are in the process of taking, various actions to reduce our losses, generate additional cash flows and identify potential borrowing sources to increase our liquidity position and fund our operations, including:

•	in the first quarter of 2015, we decided to stop purchasing TV advertising time—historically the largest component of our total advertising expenses and totaled $16.2 million in 2014;

•	in the first quarter of 2015, we terminated our arrangements with various media companies and are pursuing a refund of prepaid advertising time, which amounted to $6.2 million as of December 31, 2014;

•	we have continued to reduce our headcount across all of our business divisions and are evaluating additional reductions in force which are expected to further reduce our labor cost by approximately $0.3 million per month;

•	in the first quarter of 2015, we subleased various excess office and warehouse-space-reducing related costs and generating additional cash flows;

•	in the first quarter of 2015, we repaid all of the $8.45 million loan previously outstanding under our credit facility (which facility is no longer available). We are in preliminarily discussions with a PRC commercial bank to secure a borrowing facility of approximately RMB100 million ($16.1 million) utilizing our facilities, including our office space, call center and warehouse located in Shanghai, China, as collateral.

•	we are evaluating the sales of other non-core assets and securities.

Although we believe that after giving effect to these actions, we should be able to meet our anticipated cash needs for the next 12 months, that may not be the case. These actions may not provide sufficient savings or generate meaningful additional cash flow and we may be unable to secure financing on a timely basis or at all.

In addition to the factors above, intensified competition in the direct-sales industry in China presents new challenges to our business. Related challenges include the evolving nature of our industry and our business model and a continuously evolving competitive landscape. To address these challenges, among other things, we regularly evaluate developments and the competitive landscape in the consumer retail market in China. In turn, as appropriate, we adjust our product offerings, sales and marketing efforts and business strategy. We undertake these adjustments in connection with constant evaluation of our media allocation for each product to maximize return on our media expenditures.

For a detailed discussion of other factors that may cause our results of operations to fluctuate, see Item 3.D, “Key Information—Risk Factors—Risks Relating to Our Business.”

Revenues

	For the years ended December 31,
	2012		2013		2014
	Amount	% of total revenue, net	Amount	% of total revenue, net	Amount	% of total revenue, net
	(in U.S. dollars, except percentage)
Revenues:
Direct-sales, net	$193,614,500	79.8%	$136,416,423	73.9%	$45,232,943	47.7%
Distribution sales, net	48,959,174	20.2%	48,294,457	26.1%	49,521,779	52.3%

Total revenues, net	$242,573,674	100.0%	$184,710,880	100.0%	$94,754,722	100%

Our net revenues consist of direct-sales net revenues generated from our TV and other direct-sales platforms and distribution sales net revenues. The percentage of our total net revenues attributable to direct-sales and distribution sales revenues varies from period to period based on, among other things, our TV airtime dedicated to our proprietary or third-party products in any given period. The increase in distribution sales net revenues as a percentage of our net revenues from 2013 to 2014 is primarily due to the decreased revenue contribution by our TV and other direct-sales as a percentage to our total net revenues, following the effectiveness on January 1, 2014 of new SAPPRFT regulations limiting the length and frequency of infomercials aired on satellite television channels.

Direct-sales net revenues represent product sales through our TV direct-sales programs and our other direct-sales platforms, including outbound marketing, Internet sales and catalog sales. Historically, a significant portion of our direct-sales net revenues have been generated from our TV direct-sales platform. However, as a result of increasingly restrictive regulations and rules on TV advertising imposed by the SAPPRFT, over time we have substantially reduced our procurement of TV airtime, and in early 2015, we suspended the procurement of new TV time altogether. As a result, only 6.0% of our revenue in 2014 was generated from our TV direct-sales platform and we expect that in the future a substantially smaller portion of our revenues and profits will be dependent upon our TV direct-sales programs and the products showcased therein. As we have moved away from our historic core TV direct-sales platform, we have focused on our other direct-sales platforms, which currently consist of outbound marketing, Internet sales and catalog sales.

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

Operating (Expenses) Income

Our operating (expenses) income consists of advertising expenses, other selling and marketing expenses, general and administrative expenses and other operating income, net.

Advertising Expenses

Advertising expenses consist primarily of the expenses of purchasing our advertising media, such as TV advertising time, Internet, print and radio advertising. To date, we have not deferred any advertising expenses, and all such advertising expenses have been recognized as incurred.

Historically, we use our purchased TV advertising time to broadcast our TV direct-sales programs and our product-oriented promotional advertising. Our advertising expenses primarily contributed to the cost of the TV advertising time used to broadcast our TV direct-sales programs. We also promote brands through print and other media, primarily Internet, print and radio advertising. In response to the recent SAPPRFT regulations on TV-infomercial, we have ceased to purchase TV advertising time since early 2015 and expect our advertising expenses would primarily consist of Ozing Electronic Product advertising going forward.

Other Selling and Marketing Expenses

Other selling and marketing expenses consist primarily of costs related to product delivery and handling, salary and benefits for our call center sales and marketing personnel, and the production of our TV direct-sales programs and other advertising. We rely significantly on EMS and local delivery companies to deliver our products and to collect payments in connection with our products delivered on a cash on delivery, or COD, payment method. In general, we are responsible for the delivery and handling fee regardless of whether the delivery is successful.

General and Administrative Expenses

General and administrative expenses consist primarily of compensation and benefits for general management, finance and administrative personnel costs, depreciation and amortization with respect to equipment used for general corporate purposes, professional fees, research and development expenditures and other expenses for general corporate purposes.

Other Operating Income, Net

Other operating income, net consists primarily of rental income and government subsidies. We receive government subsidies from local government agencies for certain taxes paid by us, including value-added, business and income taxes, as well as part of the incentives provided by local government for our investment in the local district. In 2014, we rented out 17,721 square meters of our warehouse located in Shanghai Qingpu District to a third party for two years.

Taxation

We are incorporated in the Cayman Islands and are not subject to tax in this jurisdiction. Our subsidiaries, China DRTV and Smooth Profit, are incorporated in BVI and are not subject to tax in this jurisdiction. Our subsidiaries, Bright Rainbow Investments Limited and MK AND T Communications Limited, are incorporated in Hong Kong and are subject to statutory income tax on their Hong-Kong-sourced income. Our other subsidiaries and affiliated companies are PRC companies. In addition to enterprise income tax, our PRC subsidiaries and affiliated companies are subject to a 17% value added tax, or VAT, on sales in accordance with relevant PRC tax laws. VAT taxes payable are accounted for through the balance sheet and do not have an income statement effect. The statutory income tax rate applicable to PRC companies is 25% for calendar years starting on or after January 1, 2008.

On March 16, 2007, the PRC government promulgated Law of the People’s Republic of China on Enterprise Income Tax (“New EIT Law”), which is effective from January 1, 2008. Under the New EIT Law, domestically owned enterprises and foreign-invested enterprises are subject to a uniform tax rate of 25%. While the New EIT Law equalizes the tax rates for domestic-owned and foreign-invested companies, preferential tax treatment would continue to be given to companies in certain encouraged sectors and to enterprises classified as high and new technology companies, whether domestically-owned or foreign-invested enterprises. The New EIT Law also provides a five-year transition period starting from its effective date for those enterprises which were established before the promulgation date of the New EIT Tax Law and which were entitled to a preferential tax treatment such as a reduced tax rate or a tax holiday. The tax rate of such enterprises will transit to the uniform tax rate of 25% within a five-year transition period and the tax holiday, which has been enjoyed by such enterprises before the effective date of the New EIT Law, may continue to be enjoyed until the end of the holiday.

For 2012 and 2013, only Shanghai Acorn HJX Software Technology Development Co., Ltd., as a recognized software company, has been eligible for the Tax Holiday of 50% reduction. None of our PRC subsidiaries and affiliated companies have Tax holidays during 2014.

We have adopted the provisions of ASC740-10, “Income Taxes—Overall” (previously FASB Interpretation No. 48, “Accounting For Uncertainty in Income Taxes—an Interpretation of SFAS No. 109”). Based on our analyses under ASC740-10, we have made our assessment of the level of authority for each tax position (including the potential application of interest and penalties) based on the technical merits of the position, and have measured the unrecognized benefits associated with the tax positions accordingly. As of December 31, 2012, 2013 and 2014, we had unrecognized tax benefits of approximately nil, $0.7 million and $1.1 million, respectively.

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

Revenue Recognition

We recognize net revenue for sales through our direct-sales platforms upon delivery of the products to, and acceptance by, our customers (F.O.B. Destination). These revenues are recognized net of sales tax incurred. We rely significantly on EMS and local delivery companies to deliver products sold through our direct-sales platforms. It generally takes two to three weeks for a product to be delivered by EMS and local delivery companies, with these companies regularly reporting to us the product delivery status. For unsuccessful deliveries, EMS and local delivery companies are required to return the undelivered products to us. It generally takes EMS two to three weeks, and local delivery companies approximately seven days, to return the undelivered products to us. Direct-sales revenues are adjusted in the current accounting period based on actual unsuccessful product deliveries experience reported by EMS and local delivery companies.

We recognize net revenues for products sold through our nationwide distribution network when products are delivered to and accepted by our distributors (F.O.B. Destination). In most cases, the distributors are required to pay in advance for our products. Some distributors are given customary credit terms within the industry based on their creditworthiness. The distributor agreements do not provide discounts, chargebacks, price protection and stock rotation rights. However, certain distributor agreements provided performance-based cash rebates which were net against revenue at the time revenue was recorded. Accordingly, we record the revenues when products are delivered to, and accepted by, the distributors as there are no future remaining obligations. In 2012, 2013 and 2014, the costs associated with cash rebates were insignificant.

Impairment of Long-lived Assets

We evaluate our long-lived assets and finite-lived intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When these events occur, we measure impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, we recognize an impairment loss based on the fair value of the assets. The determination of fair value of the intangible and long-lived assets acquired involves certain judgments and estimates. These judgments can include, but are not limited to, the cash flows that an asset is expected to generate in the future. This analysis also relies on a number of factors, including changes in strategic direction, business plans, regulatory developments, economic and budget projections, technological improvements, and operating results. Any write-downs would be treated as permanent reductions in the carrying amounts of the assets, and an operating loss would be recognized.

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

Valuation of Deferred Tax Assets

Deferred tax assets are reduced by a valuation allowance when, in the assessment of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on the characteristics of the underlying assets and liabilities, or the expected timing of their use when they do not relate to a specific asset or liability.

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

We recognize the impact of an uncertain income tax position at the largest amount that is more likely than not to be sustained upon audit by the relevant tax authority. We classify interests and penalties related to income tax matters in income tax expense.

Results of Operations

The following table sets forth our condensed consolidated statements of operations by amount and as a percentage of our total net revenues for 2012, 2013 and 2014:

	For the years ended December 31,
	2012		2013		2014
	Amount	% of total revenues, net	Amount	% of total revenues, net	Amount	% of total revenues, net
	(in thousands, except for percentages)
Condensed Consolidated Statements of Operations Data Revenues:
Direct-sales, net	$193,615	79.8%	$136,416	73.9%	$45,233	47.7%
Distribution sales, net	48,959	20.2%	48,295	26.1%	49,522	52.3%

Total revenues, net	242,574	100.0%	184,711	100.0%	94,755	100.0%

Cost of revenues:
Direct-sales	96,472	39.8%	57,445	31.1%	24,353	25.7%
Distribution sales	35,475	14.6%	35,046	19.0%	32,570	34.4%

Total cost of revenues	131,947	54.4%	92,491	50.1%	56,923	60.1%

Gross profit	110,627	45.6%	92,220	49.9%	37,832	39.9%

Operating (expenses) income
Advertising expenses	(58,338)	(24.0)%	(51,731)	(28.0)%	(16,233)	(17.1)%
Other selling and marketing expenses	(50,346)	(20.8)%	(54,874)	(29.7)%	(40,177)	(42.4)%
General and administrative expenses	(27,071)	(11.2)%	(30,681)	(16.6)%	(28,417)	(30.0)%
Other operating income, net	3,277	1.4%	2,615	1.4%	2,121	2.2%

Total operating (expenses) income	(132,478)	(54.6)%	(134,671)	(72.9)%	(82,706)	(87.3)%

Loss from operations	(21,851)	(9.0)%	(42,451)	(23.0)%	(44,874)	(47.4)%

Other income, net	5,755	2.4%	3,394	1.8%	1,954	2.1%
Total income tax expense	(1,822)	(0.8)%	(646)	(0.3)%	(1,171)	(1.2)%
Equity in losses of affiliates	—	—	(205)	(0.1)%	(235)	(0.2)%

Net loss	(17,918)	(7.4)%	(39,908)	(21.6)%	(44,326)	(46.8)%
Net income (loss) attributable to non- controlling interest	8	0.0%	(12)	(0.0)%	3	0.0%
Net loss attributable to Acorn International, Inc.	$(17,926)	(7.4)%	$(39,896)	(21.6)%	$(44,329)	(46.8)%

The table below summarizes our gross revenues for 2012, 2013 and 2014, broken down by product categories:

	2012	Sales	2013	Sales	2014	Sales
	$‘000%		$‘000%		$‘000%
Electronic learning products	41,345	17.0	40,903	22.1	44,138	46.5
Collectible products	20,427	8.4	29,643	16.0	15,414	16.2
Health products	10,692	4.4	10,098	5.5	9,876	10.4
Kitchen and household	2,843	1.2	27,008	14.6	9,810	10.3
Mobile phones	64,713	26.6	25,924	14.0	6,000	6.3
Fitness products	62,630	25.7	38,427	20.8	4,554	4.8
Cosmetics products	7,089	2.9	2,311	1.2	853	0.9
Auto products	452	0.2	324	0.2	191	0.2
Consumer electronics products	8,490	3.5	808	0.4	61	0.1
Other products	24,599	10.1	9,704	5.2	4,057	4.3

Total gross revenues	243,280		185,150		94,954

Less: sales taxes	(706)		(439)		(199)

Total revenues, net	242,574		184,711		94,755

Comparison of Years Ended December 31, 2012, December 31, 2013 and December 31, 2014

Revenues

Our total net revenues, which include direct-sales net revenues and distribution sales net revenues, decreased 23.9% from $242.6 million in 2012 to $184.7 million in 2013 and further decreased 48.7% to $94.8 million in 2014. The decrease in our net revenues in 2014 was primarily due to the decreased revenue from our TV and other direct sales, following the effectiveness on January 1, 2014 of the SAPPRFT regulation further limiting the length and frequency of infomercials aired on satellite television channels.

In 2012, 2013 and 2014, approximately 79.8%, 73.9% and 47.7% of our total net revenues, respectively, were generated through our direct-sales platforms while approximately 20.2%, 26.1% and 52.3% of our total net revenues were generated from our nationwide distribution network, respectively.

The following table sets forth our three best-selling product lines for our direct-sales platforms by net revenues and as a percentage of applicable total direct-sales gross revenues for the periods indicated, together with reconciliation to direct-sales net revenues:

		2012			2013			2014
Product	Brand	Revenues	percentage	Rank	Revenues	percentage	Rank	Revenues	percentage	Rank
		(in thousands, except percentages and ranks)
Direct-sales:
Collectibles products		$20,193	10.4%	3	$29,531	21.6%	2	$15,414	34.0%	1
Kitchen and household products	Rose& True sleeper	$—	—		$26,924	19.7%	3	$9,722	21.4%	2
Mobile phone products	SUNVAN, Gionee, K-touch, U- king, Lenovo, Nokia &Konka	$64,475	33.2%	1	$—	—		$5,893	13.0%	3
Fitness products	Yierjian	$61,936	31.9%	2	36,532	26.7%	1	$—	—
Direct-sales-total top three		$146,604	75.5%		$92,987	68.0%		$31,029	68.4%
Other products revenues		$47,617	24.5%		$43,823	32.0%		$14,333	31.6%
Total direct-sales gross revenues		$194,221	100.0%		$136,810	100.0%		$45,362	100.0%
Total sales tax		$(606)			$(394)			$(129)
Total direct-sales net revenues		$193,615			$136,416			$45,233

Direct-sales net revenues, which include both net proceeds from products sold through our TV direct-sales platform and net proceeds from products sold through our other direct-sales platforms, decreased 29.5% from $193.6 million in 2012 to $136.4 million in 2013 and further decreased 66.8% to $45.2 million in 2014.

The net decrease of $91.2 million in direct-sales net revenues in 2014 primarily reflected a $32.8 million, or 89.9%, decrease in sales of fitness products, a $17.2 million, or 63.9%, decrease in sales of kitchen and household products, and a $14.1 million, or 47.8%, decrease in sales of collectibles products, as compared to 2013, primarily as a result of the reduction in our purchase of TV advertising time to sell these products in 2014. Our top three products sold through our direct-sales platforms in 2014 were collectibles products, kitchen and household products and mobile phone products, which collectively accounted for $31 million, or 68.4%, of our direct-sales gross revenues in 2014.

The net decrease of $57.2 million in direct-sales net revenues in 2013 primarily reflected a $39.0 million, or 60.5%, decrease in sales of mobile phones and a $25.4 million, or 41.0%, decrease in sales of fitness products, as compared to 2012. Our top three products sold through our direct-sales platforms in 2013 were fitness products, collectibles products and kitchen and household products, which collectively accounted for $93.0 million, or 68.0%, of our direct-sales gross revenues in 2013.

The following table sets forth our three best-selling product lines for our distribution network by net revenues and as a percentage of applicable total distribution sales gross revenues for the periods indicated, together with reconciliation to distribution sales net revenues:

		2012			2013			2014
Product	Brand	Revenues	percentage	Rank	Revenues	percentage	Rank	Revenues	percentage	Rank
		(in thousands, except percentages and ranks)
Distribution Sales:
Electronic learning products	Ozing	$40,294	82.1%	1	$39,695	82.1%	1	$42,815	86.3%	1
Health products	Zehom	$3,983	8.1%	2	$3,279	6.8%	2	$3,064	6.2%	2
Posture correction products	Babaka	$3,536	7.2%	3	$2,780	5.8%	3	$2,346	4.7%	3
Distribution sales-total top three		$47,813	97.4%		$45,754	94.7%		$48,225	97.2%
Other products revenues		$1,247	2.6%		$2,586	5.3%		$1,368	2.8%
Total distribution sales gross revenues		$49,060	100.0%		$48,340	100.0%		$49,593	100.0%
Total sales tax		$(101)			$(45)			$(71)
Total distribution sales net revenues		$48,959			$48,295			$49,522

Distribution sales net revenues, which are derived from sales of products to our distributors, decreased 1.4% from $49.0 million in 2012 to $48.3 million in 2013, and increased 2.5% to $49.5 million in 2014. The increase in our distribution net revenues in 2014 was primarily due to the restructuring of our business model and organization structure in connection with our electronic learning products business. We experienced a significant decrease in distribution sales in the first half of 2014, which was partially offset by the increase in the sales of our electronic learning products in the second half of 2014 after we successfully launched newer models with mobile internet interactive features such as an online tutoring service. Our top three distribution-sales products in 2014 were our electronic-learning products, health products and posture-correction products, which accounted for $48.2 million, or 97.2%, of our distribution sales gross revenues in 2014.

Cost of Revenues

Our cost of revenues is primarily dependent upon the mix of products and units sold during the relevant period.

Our total cost of revenues decreased from $131.9 million in 2012 to $92.5 million in 2013 and further decreased to $56.9 million in 2014 in line with the decrease of our sales level. As a percentage of total net revenues, total cost of revenues was 54.4%, 50.1% and 60.1% in 2012, 2013 and 2014, respectively. The fluctuations in cost of revenues in 2013 and 2014 were primarily as a result of the decreases in sales and a shift in our product mix in 2013 and 2014, respectively.

Direct-sales cost of revenues decreased 40.5% from $96.5 million in 2012 to $57.4 million in 2013, and decreased 57.6% to $24.4 million in 2014. The fluctuations in 2013 and 2014 primarily reflected the decrease in direct-sales in 2013 and 2014, respectively.

Distribution sales cost of revenues decreased from $35.5 million in 2012 to $35.0 million in 2013, representing a 1.4% decrease in 2013, and further decreased to $32.6 million in 2014, representing a 7.1% decrease in 2014. Both the decreases in 2014 and 2013 primarily reflected the decreased sales of our health and posture-correction products.

Gross Profit and Gross Margin

The following table sets forth gross profits and gross margins (being gross profit divided by the related net revenues) for our direct-sales and distribution-sales platforms:

	For the years ended December 31,
	2012		2013		2014
	Gross profit	Gross margin	Gross profit	Gross margin	Gross profit	Gross margin
		(in thousands, except percentages)
Direct-sales	$97,143	50.2%	$78,971	57.9%	$20,880	46.2%
Distribution sales	$13,484	27.5%	$13,249	27.4%	$16,952	34.2%

Total	$110,627	45.6%	$92,220	49.9%	$37,832	39.9%

Our total gross profits decreased from $110.6 million in 2012 to $92.2 million in 2013, and then decreased to $37.8 million in 2014. Our overall gross margin increased from 45.6% in 2012 to 49.9% in 2013, and decreased to 39.9% in 2014. Changes in our gross margins from period to period are driven by changes in our product mix and the platforms through which we sell them. The decrease in gross margin in 2014 was largely due to a shift in product mix to include more sales contribution of electronic learning device in distribution sales, which generally have lower margins. The increase in gross margin in 2013 was largely due to a shift in product mix to include more sales of kitchen and household products through our direct-sales platforms, which products generally have higher margins, as well as the decreased sales in mobile phone products, which generally have lower margins.

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

In addition to product mix-related variations, the difference between the sales price charged by us to our TV direct-sales customers and what we charge our distributors for the same product accounts for a large portion of the difference in gross margins on direct sales and on distribution sales.

Gross margin on direct sales increased from 50.2% in 2012 to 57.9% in 2013, and decreased to 46.2% in 2014. The decrease in gross margin on direct sales in 2014 was primarily due to lower sales of our collectible products and fitness products which generally have higher margins.

Gross margin on distribution sales decreased from 27.5% in 2012 to 27.4% in 2013, and then increased to 34.2% in 2014. The increase in gross margin on distribution sales was mainly due to our launch of new model of Ozing electronic learning products, which have higher margins.

Operating (Expense) Income

Our total operating expense increased from expenses of $132.5 million in 2012 to expenses of $134.7 million in 2013, and then decreased to expenses of $82.7 million in 2014. Of the total decrease in operating expenses in 2014, $35.5 million was attributable to a $34.8 million decrease in TV advertising expenses as well as a $7.4 million decrease in delivery costs due to our lower sales volume in 2014; and $14.7 million reflected the decrease in other selling and marketing expenses. Of the total increase in operating expenses in 2013, $4.5 million was attributable to the increase in other selling and marketing expenses; and $3.6 million reflected the increase in general and administrative expenses; and the $0.7 million decrease in other operating income, net. These increases were partially offset by a $6.6 million decrease in advertising expenses. Total operating expense, as a percentage of total net revenue, increased from 54.6% in 2012, to 72.9% in 2013, and further to 87.3% in 2014.

Advertising Expenses

Our advertising expenses decreased from $58.3 million in 2012 to $51.7 million in 2013, and then decreased to $16.2 million in 2014. As a percentage of total net revenues, advertising expenses increased from 24.0% in 2012 to 28.0% in 2013, and decreased to 17.1% in 2014. The overall decrease in advertising expenses in 2014 was primarily a result of new regulations imposed by the SAPPRFT effective January 1, 2014 that considerably limits the length and frequency of infomercials aired on satellite television channels.

Advertising expenses related to purchased TV advertising time decreased by 15.6% from $54.5 million in 2012 to $46.0 million in 2013, and decreased by 68.6% to $16.2 million in 2014. The decrease of purchased TV advertising expenses in 2013 was mainly due to a shift in our TV channel mix to include channels with higher media returns and allocating more non-prime time with lower rates. The decrease of purchased TV advertising expenses in 2014 was mainly due to new regulations imposed by the SAPPRFT effective January 1, 2014 that considerably limits the length and frequency of infomercials aired on satellite television channels.

Other Selling and Marketing Expenses

Our other selling and marketing expenses increased 9.1% from $50.3 million in 2012 to $54.9 million in 2013, and then decreased 26.8% to $40.2 million in 2014. Our other selling and marketing expenses as a percentage of total net revenues were 20.8%, 29.7% and 42.4% in 2012, 2013 and 2014, respectively. Of the total $14.7 million decrease in other selling and marketing expenses in 2014, $8.0 million was attributable to reductions in shipping and handling expenses and $6.7 million was attributable to a decrease in labor costs associated with sales and marketing costs (due to workforce reductions).

General and Administrative Expenses

Our general and administrative expenses increased 13.3% from $27.1 million in 2012 to $30.7 million in 2013, and then decreased 7.4% to $28.4 million in 2014. Our general and administrative expenses as a percentage of total net revenues was 11.2%, 16.6% and 30.0% in 2012, 2013 and 2014, respectively. Of the total $2.3 million decrease in general and administrative expenses in 2014, $2.2 million was attributable to the decrease in labor cost.

Other Operating Income, Net

Other operating income, net, consisting of government subsidy and miscellaneous commission income, was $3.3 million, $2.6 million and $2.1 million, in 2012, 2013 and 2014, respectively. A majority of other operating income, net in those periods related to our receipt of subsidies from local government agencies for certain taxes paid, including value-added, business and income taxes as well as part of the incentives provided by local government for our investment in local district. The subsidy income in 2012, 2013 and 2014 amounted to $3.0 million, $2.1 million and $0.8 million, respectively. In 2014, we subleased our excess office and warehouse space to third parties and $1.2 million rental income was recognized in other operating income. We may not be able to enjoy such government subsidies in the future. See Item 3.D, “Key Information—Risk Factors—The discontinuation of any of the preferential tax treatments and government subsidies available to us in the PRC could materially and adversely affect our results of operations and financial condition.”

Loss from Operations

We recorded losses from operations $21.9 million, $42.5 million and $44.9 million in 2012, 2013 and 2014, respectively. As a percentage of total net revenues, our losses from operations were 9.0%, 23.0% and 47.4% in 2012, 2013 and 2014, respectively.

Other Income, net

Our other income was $5.8 million, $3.4 million and $2.0 million, in 2012, 2013 and 2014, respectively. In 2012, 2013 and 2014, our other income included $3.3 million, $3.1 million and $2.4 million in interest income, respectively, and $0.6 million, $0.3 million in investment gain in 2012 and 2013, respectively.

Income Tax Expenses

We had a net tax expense of $1.8 million, $0.6 million and $1.2 million in 2012, 2013 and 2014, respectively. Our effective income tax rate for 2012, 2013 and 2014 was (11)%, (2)% and (3)%, respectively.

Equity in losses of affiliates

In January 2010, Shanghai An-Nai-Chi, a company which previously was our 51.0% equity-owned consolidated subsidiary, received a cash injection of $1.5 million from an independent third party. After the cash injection, we retained 33.2% equity interests in Shanghai An-Nai-Chi and no longer had control in Shanghai An-Nai-Chi. As we hold one out of five board seats on the Board of Shanghai An-Nai-Chi and have significant influence over financial and operating decision-making after deconsolidation, we account for the retained 33.2% equity interests using the equity method of accounting. The retained investment was re-measured at fair value of $1.1 million on the date we deconsolidated Shanghai An-Nai-Chi. Our equity in losses of Shanghai An-Nai-Chi in 2011 was $743,153 and was recognized in equity in losses of affiliates in the consolidated statement of operations. The carrying amount of the investment in Shanghai An-Nai-Chi has been reduced to zero as of December 31, 2011. We did not recognize any equity in losses of Shanghai An-Nai-Chi in 2012, 2013 and 2014 as we had no obligation to fund additional losses.

On December 31, 2012, we acquired 9.3% of the equity interests in China Branding Company Limited, or CBG, for cash of $1.3 million. Mr. Robert W. Roche individually holds an additional 7.6% equity interest in CBG and holds one out of five board seats of CBG and, accordingly, Mr. Robert W. Roche is able to exercise significant influence through his participation on the board of directors of CBG. As such, management believes that it can exercise significant influence over CBG through our direct equity investment, our deemed indirect investment through Mr. Roche’s equity interest, and Mr. Robert W. Roche’s significant influence over CBG. Therefore, we account for this investment using the equity method of accounting. In February 2013, our investment in CBG decreased from 9.3% to 8.7% as a result of dilution due to issuance of additional shares by CBG to a new investor, which accounted for as if the Company sold 0.6% equity interests in CBG, and the gains from this dilution were immaterial. Our equity in losses of CBG in 2013 and 2014 was $205,567 and $235,161, respectively, and was recognized in equity in losses of affiliates in the consolidated statements of operation.

Net Income (Loss) Attributable to Non-controlling Interests

Net income (loss) attributable to non-controlling interests consist of the 49% or less outside ownership interests in our majority- owned subsidiaries. In 2012, 2013 and 2014, the non-controlling interests totaled $7,679, $(12,355) and $2,503, respectively.

Net Loss Attributable to Acorn International, Inc.

As a result of the foregoing, our net loss increased from $17.9 million in 2012 to $39.9 million in 2013 and further increased to $44.3 million in 2014. As a percentage of total net revenues, net loss was 7.4%, 21.6% and 46.8% in 2012, 2013 and 2014, respectively.

B. Liquidity and Capital Resources

As of December 31, 2014 and March 31, 2015, we had approximately $44.4 million and $23.5 million in cash and cash equivalents, term deposits and restricted cash. The decline in these balances reflects (i) our repayment of $8.5 million in debt (reducing restricted cash) in February 2015 and (ii) use of cash in connection with an expected loss of approximately $10 million in the first quarter of 2015. As of March 31, 2015, we had no outstanding indebtedness for borrowed money.

In recent periods, we experienced significant operational difficulties primarily driven by (i) industry-wide changes in PRC regulations and rules on TV advertising forcing us to exit our TV direct-sales business and (ii) the pendency of the legal dispute between two groups of our shareholders relating to the management and direction of our company. Among other things, these matters resulted in diversion of our management’s attention from our business and prevented us from pursuing transactions outside of the ordinary course of business, including potential equity financings, during the pendency of such proceedings without first obtaining court approval. In March 2015 the Cayman Islands court issued a final order related to the shareholder dispute and on May 4, 2015 we convened the EGM required to be called by the court’s final order that resulted in changes to our board members and our management. We believe that these events may serve as a catalyst to resolve the dispute.

There is substantial doubt regarding our ability to continue as a going concern through the 12-month period ending March 31, 2016 and beyond. To address this doubt we have taken, or are in the process of taking various actions to reduce our losses, generate additional cash flows and identify potential borrowing sources to increase our liquidity position and fund our operations, including:

•	in the first quarter of 2015, we decided to stop purchasing TV advertising time—historically the largest component of our total advertising expenses and totaled $16.2 million in 2014;

•	in the first quarter of 2015, we terminated our arrangements with various media companies and are pursuing a refund of prepaid advertising time, which amounted to $6.2 million as of December 31, 2014;

•	we have continued to reduce our headcount across all of our business divisions and are evaluating additional reductions in force which are expected to further reduce our labor cost by approximately $0.3 million per month;

•	in the first quarter of 2015, we subleased various excess office and warehouse-space-reducing related costs and generating additional cash flows;

•	in the first quarter of 2015, we repaid $8.45 million loan previously outstanding under our credit facility (which is no longer available). We are in preliminarily discussions with a PRC commercial bank to secure a borrowing facility of approximately RMB100 million ($16.1 million) utilizing our facilities, including our office space, call center and warehouse located in Shanghai, China, as collateral.

•	we are evaluating the sales of other non-core assets and securities.

If these and other related actions are successful, we believe that we should be able to meet our anticipated cash needs for at least the following 12 months. However, our efforts—including those to reduce our costs and losses, secure required financing and continue the successful operation of our distribution network (which has been historically operated under the direction of our former executive chairman and chief executive officer, Mr. Don Dongjie Yang) may fail. See “Item 3. Key Information—Risk Factors” including “—There is substantial doubt as to our ability to continue as a going concern and we must continue to successfully take a variety of actions to address this concern, including cutting costs and securing other sources of financing, to continue our operations for the next 12 months and beyond.”

For the years ended December 31,	2012	2013	2014
	(in thousands)
Cash and cash equivalents	$90,975	$82,552	$34,686
Net cash provided by (used in) operating activities	(17,578)	2,467	(45,633)
Net cash provided by (used in) investing activities	(2,896)	(13,874)	(1,714)
Net cash provided by (used in) financing activities	(1)	(196)	—

Operating Activities

As of December 31, 2014, we had $34.7 million in cash and cash equivalents. Net cash used in operating activities was $17.6 million and $45.6 million in 2013 and 2014, respectively. Net cash provided by operating activities was $2.5 million in 2012. These amounts were adjusted for non-cash items such as depreciation and amortization, allowance for doubtful receivables, inventory write- downs, deferred income tax expenses (benefits), share-based compensation and changes in various assets and liabilities such as accounts receivables, inventories, prepaid advertising and other expenses, other current assets, accounts payable, accrued expenses, other current liabilities and notes payable, as applicable.

Investing Activities

Investing activities include purchases of property and equipment, investments in affiliates, purchase of long-term assets, proceeds from disposal of equipment and decrease (increase) in restricted cash. Net cash used in investing activities was $2.9 million, $13.9 million, and $1.7 million in 2012, 2013 and 2014, respectively.

Net cash used in investing activities in 2014 reflects the purchase of property and equipment at $1.4 million, among which $1.3 million was mainly used in the purchase of the Genesys CTI System, the purchase of long-term assets at $0.6 million and the decrease of restricted cash at $0.3 million. Net cash used in investing activities in 2013 reflects cash provided by the increase of restricted cash at $9.9 million and the purchase of property and equipment at $3.4 million, which mainly $1.9 million for development of our IBOSS business intelligence system and $1.0 million to further renovate our Beijing Dongyi office. Net cash used in investing activities in 2012 reflects cash provided by the decrease of restricted cash at $1.3 million offset by cash used in the investments in affiliates at $1.3 million and cash used in the purchase of property and equipment at $2.5 million, mainly $1.1 million to renovate our Beijing office and $1.4 million in office equipment purchases.

Financing Activities

In 2014, our net cash used in financing activities was nil. In 2013, our net cash used in financing activities mainly reflected repurchase of ordinary shares offset by increase in long-term debt. In 2012, our net cash used in financing activities mainly reflected dividends paid to the shareholders.

Capital Expenditures

Our capital expenditures totaled $2.5 million, $3.5 million and $1.4 million, in 2012, 2013 and 2014, respectively. Our capital expenditures consisted principally of the purchases and construction of property and equipment, investments in buildings related to expansions and upgrades to our call centers and offices and purchases of management information systems. In 2014, our capital expenditure primarily reflected $1.3 million for the Genesys CTI System. In 2013, our capital expenditure primarily reflected $1.9 million for the IBOSS business intelligence system and $1.0 million to further renovate our Beijing Dongyi office. In 2012, our capital expenditure primarily reflected $1.1 million for renovation of our Beijing office and $1.4 million for office equipment purchases.

C. Research and Development

We spent $2.3 million, $2.5 million and $2.0 million, on research and development in 2012, 2013 and 2014, respectively. The research and development expenses in 2014 were primarily due to our investment in research and development of our electronic learning product lines and Genesys CTI, our new outbound system.

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2012 to December 31, 2014 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that will cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F. Tabular Disclosure of Contractual Obligations

A summary of our contractual obligations at December 31, 2014 is as follows:

	Payments due by period
Contractual obligations	Total	Less than 1 year	1-3 years	More than 3 years
Operating leases*	$3,194,662	$1,387,765	$1,509,231	$297,666
Advertising commitments**	16,737,049	16,737,049	—	—

Total	$19,931,711	$18,124,814	$1,509,231	$297,666

*	Operating leases are for office, warehouse and manufacturing facilities.
**	Contractual advertising commitments, of which $6,111,611 was prepaid as of December 31, 2014.

G. Recently Issued Accounting Pronouncements

In May 2014, the FASB and International Accounting Standards Board (“IASB”) issued their converged standard on revenue recognition. The objective of the revenue standard ASU 2014-09, “Revenue from Contracts with Customers (Topic 606)” is to provide a single, comprehensive revenue recognition model for all contracts with customers to improve comparability within industries, across industries, and across capital markets. The revenue standard contains principles that an entity will apply to determine the measurement of revenue and timing of when it is recognized. The underlying principle is that an entity will recognize revenue to depict the transfer of goods or services to customers at an amount that the entity expects to be entitled to in exchange for those goods or services. For public companies, the revenue standard is effective for the first interim period within annual reporting periods beginning after December 15, 2016, and early adoption is not permitted. We are in the process of evaluating the impact of the standard on our consolidated financial statements.

On August 27, 2014, the FASB issued ASU 2014-15, which provides guidance on determining when and how reporting entities must disclose going-concern uncertainties in their financial statements. The new standard requires management to perform interim and annual assessments of an entity’s ability to continue as a going concern within one year of the date of issuance of the entity’s financial statements (or within one year after the date on which the financial statements are available to be issued, when applicable). Further, an entity must provide certain disclosures if there is “substantial doubt about the entity’s ability to continue as a going concern.” The ASU is effective for annual periods ending after December 15, 2016, and interim periods thereafter. Early adoption is permitted. The ASU shall be applied at the effective date, and we are in the process of evaluating the impact of the standard on our consolidated financial statements.

In November 2014, the FASB issued a new pronouncement which provides guidance on determining whether the host contract in a hybrid financial instrument issued in the form of a share is more akin to debt or to equity. The new standard requires management to determine the nature of the host contract by considering the economic characteristics and risks of the entire hybrid financial instrument, including the embedded derivative feature that is being evaluated for separate accounting from the host contract. The new standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015. Early adoption, including adoption in an interim period, is permitted. The effects of initially adopting the amendments in this

Update should be applied on a modified retrospective basis to existing hybrid financial instruments issued in the form of a share as of the beginning of the fiscal year for which the amendments are effective. We are assessing the effect of adoption of this guidance on our consolidated financial states.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth certain information relating to our directors and executive officers as of the date of this annual report. The business address of each of our directors and executive officers is 19/F, 20th Building, 487 Tianlin Road, Shanghai 200233, People’s Republic of China.

Name	Age	Position/Title
Robert W. Roche	52	Executive Chairman, Chief Executive Officer
Lynda Chung Ki Lau	47	Director
William Liang	57	Independent Director
Cosimo Borrelli	48	Independent Director
David Leung	53	Independent Director
David Naphtali	40	Independent Director
Peng Lu	59	President
Geoffrey Weiji Gao	42	Principal Financial and Accounting Officer, Vice President
Tony Bin Gao	37	Vice President

Mr. Robert W. Roche is a co-founder of our company and the executive chairman of our board of directors and our chief executive officer. He also serves as the chairman of Oak Lawn Marketing, a company incorporated in Japan. In addition, Mr. Roche conducts numerous business operations throughout Asia and the United States. President Obama named Mr. Roche to the United States Trade Representative’s (USTR) Advisory Committee for Trade Policy and Negotiations. He is also a member of the Advisory Council for the non-profit 100,000 Strong Foundation. Mr. Roche’s other civic contributions include serving as prior Chairman of the Board of Governors of the American Chamber of Commerce in Shanghai, member of the American Chamber of Commerce Japan Board of Governors, and a Board Member at the USA Pavilion, Expo 2010 Shanghai. In addition to funding his own foundation, Mr. Roche’s philanthropic work includes endowing a chair at Nanzan University in Nagoya, Japan, and establishing a Masters of Laws (LLM) in International Business Transactions program at the University of Denver, Sturm College of Law. Mr. Roche received his bachelor’s degree in Economics and Japanese Studies from Illinois State University in 1985 and a J.D. degree from the University of Denver in 1988.

Ms. Lynda Chun Ki Lau is a Principal with SAIF Partners (SAIF). She joined SAIF in January 2002, and has participated in various investment projects with total investment amount of over US$400M, including Acorn International, Inc., Alchip Technologies Ltd., ATA Inc., Risecomm Microelectronics (Shenzhen) Co. Ltd., Shanghai UnionPay Merchant Services Co. Ltd., Guangdong Yinda Financial Guaranty Investment Group Co. Ltd., SAIF Heyin Asset Management Co. Ltd., and others. She has served as a director on the board of a number of SAIF’s portfolio companies; and currently is a director of SAIF Heyin Asset Management Co. Ltd., MDC Holding Limited, and WininChina, Inc. Ms. Lau obtained a first-class honor degree in Computing Studies from the Hong Kong Polytechnic University and an MBA degree from the University of Warwick, United Kingdom in 1990 and 1994, respectively. She is a Chartered Financial Analyst (“CFA”) since 1999. She has completed a post-graduate diploma (C.P.E.) course in English & Hong Kong Law organized by the Manchester Metropolitan University (UK) and the Hong Kong University in 2004. Prior to joining SAIF Partners, Ms. Lau worked in ING Barings Securities (HK) Ltd. as the regional telecom research analyst from 1999 to 2001. She has also worked as the associate in Asian Infrastructure Fund Advisers Ltd. and as the research analyst in Credit Lyonnais Securities (Asia) Ltd. and Schroder Securities Asia Limited. Ms. Lau can speak English, Cantonese and Mandarin.

Mr. William Liang is an independent director of the board of our company. Holder of an MBA degree from the University of Massachusetts, Mr. Liang is a seasoned business executive with over twenty years of financial industry and extensive China experience in business development, management, strategic planning and execution, and corporate governance, having held management and executive positions with multinational companies such as Alcoa, United Technologies and Thomson Reuters. Mr. Liang has also been serving as the director of the boards of other companies, including J.P. Morgan Futures Co. Ltd.

Mr. Cosimo Borrelli is an independent director of our company. Mr. Borrelli currently serves as the Managing Director and is a Co-Founder of Borrelli Walsh Limited since September 23, 2006. He previously served as an Executive Director of Alvarez & Marsal Asia Limited from June 29, 2005 until September 22, 2006 and, prior to that, as Executive Director of RSM Nelson Wheeler Corporate Advisory Services Limited in Hong Kong from January 1, 2002 until June 28, 2005. Mr. Borrelli has served as a Director of PT Berlian Laju Tanker Tbk since March 19, 2014. He serves as an Independent Director of Global Invacom Group Limited (formerly Radiance Group Limited) since December 4, 2009. He served as a Director of ARC Capital Holdings Limited from February 2, 2015 until March 28, 2015. He served as an Independent Director at Jaya Holdings Ltd. from March 31, 2011 until June 30, 2014. He served as a Non-Executive Director of Forefront International Holdings Ltd., from September 8, 2004 to September 22, 2006. Mr. Borrelli holds a B.A. degree in Economics from the University of Adelaide, Australia.

Mr. David Leung is an independent director of our company. Mr. Leung currently serves as the Senior Director of Finance & Administration at Duke Kunshan University. Prior to joining Duke Kunshan University, Mr. Leung served as the Chief Financial and Business Officer at the Shanghai American School from 2007 to 2013. From 2004 to 2006, Mr. Leung served as Vice President at the Tasly Group Co., helping it manage its portfolio of investments in the pharmaceutical industry. Mr. Leung was with Motorola Hangzhou from 1997 to 2004, where he served as General Manager since 2002 and as Chief Financial Officer since 1997 with the responsibility over the mobile device business. From 1994 to 1996, Mr. Leung served as the Chief Financial Officer of AT&T Qingdao, and, before that, Mr. Leung worked for AT&T in finance, network planning, market planning, and new business development roles. Mr. Leung received his bachelor’s degrees both in applied mathematics and political economy from the University of California in Berkeley, his master’s degree in accounting and financial management from the Keller Graduate School of Management and his master of business administration from Rutgers University. Mr. Leung is a certified public accountant and a certified School Business Administrator in the U.S.

Mr. David Naphtali is an independent director of our company. Mr. Naphtali currently serves as the Managing Director at Madison Pacific Trust Limited and has over 10 years of experience working on corporate advisory and mergers and acquisition assignments in Hong Kong. Prior to joining Madison Pacific in 2014, Mr. Naphtali was a Senior Managing Director at FTI Consulting where he specialized in corporate advisory and M&A and undertook strategic advisory engagements for a number of media entertainment companies in both Asia and Australia. Mr. Naphtali has significant experience in managing a variety of transactions involving both distressed and non-distressed assets from both a legal and commercial / financial perspective in numerous jurisdictions including Hong Kong, the People’s Republic of China, Singapore and Australia. Mr. Naphtali is also a director of Rampersand Investment Fund No. 1, an Australian based venture capital fund. Mr. Naphtali is a qualified lawyer. Mr. Naphtali obtained a BA and LLB (Hons) degree from Deakin University, Australia, in 1997.

Mr. Peng Lu joined the company as our president in March 2012. From June 2007 to February 2012, Mr. Lu served as group vice president of Alibaba Group and general manager of Wasu Taobao, Inc., vice president of Strategic BD and vice president of Engineering for Taobao.com. Mr. Lu is also a co-founder and served as the chief executive officer of Entena, Inc. from 2002 to 2006 and senior vice president of product and technology of Tonbu, Inc. from 2000 to 2002. Prior to that, Mr. Lu held the technical and management positions in various companies such as IBM and Oracle in the U.S. and Canada. Mr. Lu received his Ph.D. degree in engineering from McMaster University, Ontario, Canada.

Mr. Geoffrey Weiji Gao is the principal financial and accounting officer and a vice president of our company. Mr. Gao has extensive experience in financial control and planning, cash management, procurement & supplier chain management, process optimization, etc. Mr. Gao joined our company in February 2012. Prior to joining our company, Mr. Gao accumulated 16 years’ experience in different MNCs (multi-national companies), including Merck China & Hong Kong from June 2005 to February 2012, YUM! China from November 1999 to June 2005 and Societe Generale Shanghai Branch from September 1996 to November 1999. Mr. Gao received his bachelor’s degree in Economy from Shanghai University (International Business Institute) and is a holder of FCMA and CGMA since May 2014.

Mr. Tony Bin Gao is a vice president of our company. Mr. Gao has extensive experience in FMCG (Fast Moving Consumer Goods) industry. He specializes in organization development, human resource management and consumer brand management. Mr. Gao joined our company in November 2011. Prior to joining our company, he accumulated 13 years’ experience in different MNCs, including Swire Coca-Cola, L’Oreal China, Unilever China and GE China Corporate. Mr. Gao received his bachelor’s degree from the Henan Institute of Finance and Economics, and a master’s degree from the Cheung Kong Graduate School of Business.

B. Compensation

Compensation of Directors and Executive Officers

In 2014, the aggregate cash compensation earned by our executive officers and all of our directors was approximately $2.7 million. For information regarding options granted to officers and directors, see “—Equity Incentive Plans”. We do not pay or set aside any amounts for pensions, retirement or other benefits for our officers and directors.

Equity Incentive Plans

The board of directors of China DRTV adopted a 2005 Equity Incentive Plan, (the “2005 Plan”), on March 18, 2005. On June 30, 2005, the board of China DRTV approved a 2005 Equity Incentive Plan B (the “2005 Plan B”), in connection with China DRTV’s acquisition of the 49% non-controlling interest of Shanghai HJX not already owned by China DRTV at that time. On March 31, 2006, Acorn International assumed all of the options that had been granted under the 2005 Plan and the 2005 Plan B in connection with its acquisition of all of the outstanding shares of China DRTV in exchange for the issuance of shares by Acorn International to the shareholders of China DRTV. The board of directors of China DRTV terminated the 2005 Plan and the 2005 Plan B after the assumption by Acorn International of all of the options that had been granted under the 2005 Plan and the 2005 Plan B. Our 2006 Equity Incentive Plan (the “2006 Plan”), was adopted by the board of directors of Acorn International on May 1, 2006.

All of our incentive plans are intended to promote our success and to increase shareholder value by providing an additional means to attract, motivate, retain and reward selected directors, officers, employees and other eligible persons.

Each of our incentive plans permits us to issue options to purchase our ordinary shares and to issue stock appreciation rights, or SARs, which entitle the SAR holder to acquire the benefit of any appreciation in the value of the underlying ordinary shares. Options and SARs granted under our incentive plans generally do not vest unless the grantee remains employed by us or in service with us on the given vesting date. However, in circumstances where there is a death or disability of the grantee, or a change in the control of our company, the vesting will be accelerated to permit immediate exercise of all options and SARs granted to a grantee. In addition, the vesting of options and SARs held by a director who is appointed by the holders of our preferred shares and who terminates his service will be accelerated to permit immediate exercise of all options and SARs granted to such director upon termination of that director’s service with us.

Generally, to the extent that an outstanding option or SAR initially granted under the 2005 Plan, the 2005 Plan B or the 2006 Plan has not vested by the date when the grantee’s employment or service with us terminates, the option or SAR will terminate and become unexercisable, except as described above.

Initially, the number of ordinary shares reserved under the 2005 Plan was 7,250,000. Upon attainment of certain financial benchmarks meant to measure business performance, which were set forth in our share subscription agreement with SB Asia Investment Fund II L.P. and other parties thereto, we approved an amendment to the 2005 Plan on November 4, 2005 to increase the number of ordinary shares reserved under the 2005 Plan by 1,350,000. As a result, an aggregate of 8,600,000 ordinary shares was reserved under the 2005 Plan. Under the 2005 Plan, we granted:

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

An aggregate of 815,366 ordinary shares was reserved under the 2005 Plan B. On August 20, 2005, we granted options to purchase a total of 667,117 ordinary shares under the 2005 Plan B to certain officers and employees. Each of these options has an exercise price of $1.66 per share and vest as to 25% of these options on the grant date and the remaining 75% of these options vest in 36 equal monthly installments thereafter.

An aggregate of 24,133,000 ordinary shares was reserved under the 2006 Plan, of which 9,053,026 are subject to issuance upon exercise of options originally granted under the 2005 Plan and the 2005 Plan B, which were assumed by Acorn International.

On May 1, 2006, we granted under the 2006 Plan:

•	SARs with respect to 3,260,000 of our ordinary shares to certain directors, officers, employees and consultants, or A-type SARs. At the time of grant, each of these A-type SARs had an exercise price of $7.00 per ordinary share and vest as to 25% of these grants of A-type SARs on the grant date, and the remaining 75% of the A-type SARs vest in 36 equal monthly installments from May 2006 thereafter.

•	SARs with respect to 1,580,000 ordinary shares to certain directors, officers, employees and consultants, or B-type SARs, subject to certain performance vesting requirements. Each of these B-type SARs had an exercise price of $7.00 per ordinary share. In addition to the requirement that the grantee remains under our employment or in service with us on the given vesting date, the vesting of each B-type SARs was subject to our satisfaction of a certain performance target. Because we did not meet the agreed performance target for the vesting of B-type SARs, the B-type SARs that we issued were forfeited.

•	SARs with respect to 1,580,000 ordinary shares to certain directors, officers, employees and consultants, or C-type SARs, subject to vesting requirements. Each of these C-type SARs had an exercise price of $7.00 per ordinary share. In addition to the requirement that the grantee remains under our employment or in service with us on the given vesting date, the vesting of each C-type SARs was subject to our satisfaction of a certain performance target. Because we did not meet the agreed performance target for the vesting of C-type SARs, the C-type SARs that we issued were forfeited.

On July 6, 2006, we granted SARs with respect to 370,000 of our ordinary shares under the 2006 Plan to certain directors, officers, employees and consultants. At the time of grant, each of these SARs had an exercise price of $7.00 per ordinary share. SARs with respect to 257,500 shares were fully vested at the time of grant, with the remaining SARs to be vested in 36 equal monthly installments beginning in July 2006.

On September 27, 2006, we modified the exercise price of options granted on November 4, 2005 from $5.00 per ordinary share to $3.00 per ordinary share, and A-type SARs granted on May 1, 2006 and SARs granted on July 6, 2006 from $7.00 per ordinary share to $3.50 per ordinary share. On the same date, we granted additional A-type SARs with respect to 2,076,100 of our ordinary shares under the 2006 Plan to certain directors, officers, employees and consultants. Each of these A-type SARs has an exercise price of $3.50 per ordinary share and vested as to 25% of these A-type SARs on the grant date, and the remaining 75% of the A-type SARs vest in 36 equal monthly installments beginning in September 2006 thereafter.

On April 3, 2007, we granted Plan A-type SARs with respect to 1,030,000 of our ordinary shares under the 2006 Plan and D- type SARS with respect to 750,000 of our ordinary shares to certain directors, officers and employees. The vesting of our D-type SARs was subject to our satisfaction of a certain performance target. We subsequently met the target, and all of the D-type SARs have vested. Of the 1,030,000 A-type SARs, 25% of these grants were fully vested at the time of grant and the remaining 75% to be vested in 36 equal monthly installments beginning in April 2007. Each of these A-type SARs and D-type SARs has an exercise price of $4.50 per share.

On April 16, 2007, we granted A-type SARs with respect to 85,000 of our ordinary shares under the 2006 Plan to certain employees. Each of these SARs has an exercise price of $4.50 per share and vest as to 25% of these A-type SARs on the grant date, and the remaining 75% of these A-type SARs vest in 36 equal monthly installments beginning in April 2007.

On May 31, 2009, we granted stock options with respect to 900,000 of our ordinary shares under the 2006 Plan to the management of Yiyang Yukang. Each of these options has an exercise price of $2 per share and vest as to approximately 33% of these options on the grant date, and the remaining approximately 67% of these options vest in two years depending on the performance of Yiyang Yukang in 2009 and 2010. As Yiyang Yukang’s performance in 2009 and 2010 fell short, approximately 67% of these options have been forfeited.

On May 11, 2010, we granted Restricted Share Units, or RSUs, with respect to 360,000 of our ordinary shares under the 2006 Plan, to ten employees. The award shall vest with respect to one-twelfth of the total number of RSUs on the last day of each three-month period during the three years following the grant date.

On March 1, 2012, we granted RSUs with respect to 1,800,000 of our ordinary shares under the 2006 Plan to an officer of our company. The RSUs grant include time-based shares of 900,000 shares, which shall vest over a three-year period starting from the first anniversary of the grant date, and performance-based shares of 900,000 shares which shall vest upon certain performance targets being met. Among the 900,000 performance-based RSUs, all of them were forfeited as of the date of this Form 20-F.

Each of the above SARs will be settled upon exercise solely in ordinary shares. Upon exercise, a holder of a SAR will receive ordinary shares having a market price, on the date of exercise, equal to the excess of the fair market value of our ordinary shares on the date of exercise over the exercise price of the applicable SAR.

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

The table below sets forth, as of the date of this annual report, the option, SAR and RSU grants made to our directors and executive officers, under the 2006 Plan (including prior year grants of options covered under this plan) that are currently outstanding:

Name	Ordinary Shares Underlying Outstanding Option/SARs/RSUs		Exercise Price ($/Share)	Grant Date	Expiration Date
Robert W. Roche	—		—	—	—
Lynda Chun Ki Lau	—		—	—	—
William Liang	—		—	—	—
Cosimo Borrelli	—		—	—	—
David Leung	—		—	—	—
David Naphtali	—		—	—	—
Peng Lu	1,800,000	(1)	—	March 1, 2012	—
Geoffrey Weiji Gao	—		—	—	—
Tony Bin Gao	—		—	—	—

(1)	Includes 900,000 performance based RSUs, all of which were forfeited, and 900,000 employment term related RSUs.

For risks related to registrations required of our PRC option holders, see Item 3.D, “Key Information—Risk Factors—Risks Relating to China—A failure by PRC individuals who hold shares or share options granted pursuant to an employee share option or share incentive plan to make any required applications and filings could expose our PRC individual option holders to liability under PRC law.”

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

Terms of Directors and Executive Officers

We currently have six directors on our board of directors. We have a staggered board of directors, which means our directors, excluding our chief executive officer, are subject to retirement by rotation, with a portion of our board of directors standing for election every year. At our 2014 annual general meeting held on December 31, 2014, Mr. Andrew Y. Yan and Mr. Gordon Xiaogang Wang were not reelected to our board of directors and Mr. Charlie Shiqiang Ban, Ms. Lynda Chung Ki Lau, Mr. Liang Lu and Mr. Steve Xiaodi Sun, were elected as new directors to our board of directors. In February 2015, Mr. Jing Wang resigned as a director of our company.

On April 14, 2015, our board of directors appointed Mr. Cosimo Borrelli and Mr. David Leung as directors to hold office until the May 4, 2015 EGM of our shareholders. In addition, as part of the final order of the court in the Cayman Islands relating to shareholder litigation described in greater detail in Item 8.A, “Financial Information—Consolidated statements and other financial information—Litigation,” at the May 4, 2015 EGM, our shareholders (i) re-elected Mr. Cosimo Borrelli and Mr. David Leung and appointed Mr. David Naphtali as members of our board of directors and (ii) removed each of Mr. Don Dongjie Yang, Mr. Charlie Shiqiang Ban, Mr. Liang Lu and Mr. Steve Xiaodi Sun as members of our board of directors.

At our 2015 annual general meeting, under our articles of association, the number of directors to retire shall be the number nearest to but not greater than one-third, excluding our chief executive officer. Accordingly, if the composition of our board remains the same until the 2015 annual general meeting, Mr. Robert W. Roche and Mr. William Liang will be subject to retirement at the 2015 annual general meeting. In the event that a director also serves as our chief executive officer, he or she will not be subject to retirement and reelection at any annual general meeting under our articles of association currently in effect so long as he continues to serve as our chief executive officer.

All of our officers are appointed by, and serve at the discretion of, our board of directors and are elected by, and may be removed by, a majority vote of our board of directors. Following the May 4, 2015 EGM, our board of directors convened a meeting and resolved to (i) remove Mr. Don Dongjie Yang as our executive chairman and chief executive officer, and (ii) appoint Mr. Robert W. Roche as our executive chairman and chief executive officer, effective immediately.

Board Committees

Our board of directors has established an audit committee, a compensation committee and a corporate governance and nominating committee.

Audit Committee

Until May 4, 2015, our audit committee consisted of Mr. Steve Xiaodi Sun, Mr. William Liang and Mr. Liang Lu. Mr. Steve Xiaodi Sun was the chairman of our audit committee. As Mr. Gordon Xiaogang Wang ceased to serve as a director of our Company following our 2014 annual general meeting, and Mr. Jing Wang resigned from our board of directors in February 2015, our board of directors appointed Mr. Steve Xiaodi Sun and Mr. Liang Lu to our audit committee in March 2015 to fill in the vacancies. Following the May 4, 2015 EGM, our reconstituted board of directors elected Mr. Cosimo Borrelli and Mr. David Leung to our audit committee.

Each current and former member of our audit committee satisfied or satisfies the “independence” requirements of the NYSE Rules, and meets the criteria for independence set forth in Section 10A(m)(3) of the U.S. Securities Exchange Act of 1934 (the “Exchange Act”).

The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. Our audit committee is responsible for, among other things:

•	selecting the independent auditor and pre-approving auditing and non-auditing services permitted to be performed by the independent auditor;

•	at least annually, obtaining and reviewing the independent auditor’s report describing its internal quality-control procedures, any material issues raised by the most recent internal quality control review, or peer review, of the independent auditors and all relationships between the independent auditors and our company;

•	setting clear hiring policies for employees or former employees of the independent auditors;

•	reviewing with the independent auditors any audit problems or difficulties the independent auditor may have encountered in the course of its work, and management’s response;

•	reviewing and approving all proposed related-party transactions, as defined in Item 404 of Regulation S-K under the U.S. securities laws;

•	reviewing and discussing the annual audited financial statements with management and the independent auditors;

•	reviewing and discussing with management and the independent auditors major issues regarding accounting principles and financial statement presentations;

•	reviewing reports prepared by management or the independent auditors relating to significant financial reporting issues and judgments made in connection with the preparation of our financial statements;

•	reviewing with management and the independent auditors the effect of regulatory and accounting initiatives, as well as off-balance-sheet structures, on our financial statements;

•	discussing policies with respect to risk assessment and risk management;

•	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;

•	obtaining and timely reviewing reports from the independent auditor regarding all critical accounting policies and practices to be used by our company, all alternative treatments of financial information within U.S. GAAP that have been discussed with management, and all other material written communications between the independent auditor and management;

•	establishing procedures for the receipt, retention and treatment of complaints received from our employees regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;

•	reviewing and reassessing the adequacy of our audit committee charter at least annually and recommending any changes to our board of directors;

•	meeting separately and periodically with management, the internal auditors and the independent auditors;

•	reporting regularly to the full board of directors; and

•	exercising such other powers and performing such other duties as may from time to time be delegated to the audit committee by our board of directors.

Compensation Committee

Our compensation committee currently consists of Ms. Lynda Chun Ki Lau, Mr. Robert W. Roche and Mr. William Liang. Ms. Lynda Chun Ki Lau is the chairman of our compensation committee. As Mr. Andrew Y.

Yan ceased to serve as a director of our Company following our 2014 annual general meeting, and Mr. Jing Wang resigned from our board of directors in February 2015, our board of directors previously appointed Ms. Lynda Chun Ki Lau, Mr. Robert W. Roche, Mr. Charlie Shiqiang Ban and Mr. Liang Lu to our compensation committee in March 2015 to fill the vacancies. Following our May 4, 2015 EGM, Mr. Charlie Shiqiang Ban and Mr. Liang Lu ceased to serve on this committee. Of the current members of our compensation committee, only Mr. William Liang satisfies the “independence” requirements of the NYSE Rules.

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

Corporate Governance and Nominating Committee

Our current corporate governance and nominating committee consists of Mr. Robert W. Roche and Ms. Lynda Chun Ki Lau. Mr. Robert W. Roche is the chairman of this committee. As Mr. Andrew Y. Yan ceased to serve as a director of our Company following our 2014 annual general meeting, and Jing Wang resigned from our board of directors in February 2015, our board of directors appointed Ms. Lynda Chun Ki Lau to our corporate governance and nominating committee in March 2015 to fill the vacancy. Following our May 4, 2015 EGM, Mr. Don Dongjie Yang ceased to serve as a member of this committee. None of the members of our corporate governance and nominating committee satisfy the “independence” requirements of the NYSE Rules.

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

D. Employees

We have been focusing on enhancing the efficiency and per person productivity of our call centers by (i) optimizing the call-center-to-supervisor ratio, and (ii) identifying and retaining highly effective call center salespersons. Meanwhile, we continuously adapt our employee numbers to fit for the changing business scope and scale in all supporting function departments. As of December 31, 2012, 2013 and 2014, we had 1,781, 1,763 and 894 employees, respectively. The most labor intensive area of operation is our call center operations, which employed approximately 38.6% of our total employees in 2014. The salary for call center employees includes a base salary plus a variable amount based on an incentive bonus structure.

The following table sets forth the number of our employees categorized by our areas of operation and as a percentage of our total workforce as of December 31, 2014:

Operations	Number of employees	Percentage of total
Call center	345	38.6%
Inbound call center	17	1.9%
Outbound call center	328	36.7%
Distribution management	23	2.6%
Manufacturing	28	3.1%
Management and administration	149	16.7%
Product development	92	10.3%
Customer service	67	7.5%
Order fulfillment	102	11.4%
Sales and marketing (including media planning)	88	9.8%

Total	894	100.00%

From time to time, we also employ part-time employees and independent contractors to support the monitoring and analysis of our TV direct-sales program broadcasting timing and quality.

Although we undertake a rigorous selection process for our call center employees, the turnover rate for our call center employees located in our two call centers was approximately 110% in 2012, 160% in 2013 and 161% in 2014, reflecting both voluntary terminations and termination of employees failing to meet our performance standards.

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2015:

•	each of our current directors and executive officers (giving effect to the results of the May 4, 2015 EGM); and

•	each person known to us to own beneficially more than 5% of our ordinary shares.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. The percentage of beneficial ownership is based on 83,049,791 ordinary shares outstanding as of March 31, 2015, taking into consideration options, SARs and restricted stock units exercisable by such person within 60 days of March 31, 2015.

	Shares beneficially owned as of March 31, 2015
Name	Number	Percent
Directors and Executive Officers
Robert W. Roche(1)	38,259,726	46.06
Lynda Chung Ki Lau	—	—
William Liang	—	—
Cosimo Borrelli	—	—
David Leung	—	—
David Naphtali	—	—
Peng Lu	*	*
Geoffrey Weiji Gao	—	—
Tony Bin Gao	—	—
Principal Shareholders
SB Asia Investment Fund II L.P.(2)	22,097,088	26.60
Bireme Limited(3)	20,000,000	24.08
Acorn Composite Corporation(4)	13,054,421	15.71
Don Dongjie Yang(5)	10,478,655	12.61
D.Y. Capital, Inc.(6)	6,518,656	7.84

*	Upon exercise of options and SARs currently exercisable or vested within 60 days after March 31, 2015, would beneficially own less than 1% of our ordinary shares.
(1)	Includes (i) 1,846,291 ordinary shares held by The Grand Crossing Trust, which is an irrevocable trust for the benefit of Mr. Robert W. Roche’s children, (ii) 12,052,976 ordinary shares and 333,815 ADSs held by Acorn Composite Corporation, which is a company owned by Mr. Robert W. Roche, (iii) 282,140 ADSs held by Robert W. Roche 2009 Declaration of Trust, which is a trust for the benefit of Mr. Robert W. Roche, (iv) 583,920 ADSs held by Moore Bay Trust, which is a charitable trust with Mr. Robert W. Roche’s children being the beneficiaries of the remainder, (v) 558,611 ADSs held by the Felicitas Trust, which is an irrevocable trust for the benefit of Mr. Robert W. Roche’s children, (vi) 87.7% of 129,770 Ordinary Shares and 6,623,410 ADSs held by Bireme Limited, i.e., 113,808 ordinary shares and 5,808,731 ADSs and (vii) 515,000 ADS held by Catalonia Holdings, Ltd. The voting agreement among Mr. James Yujun Hu, The Grand Crossing Trust and Acorn Composite Corporation dated July 6, 2006 has been revoked by Mr. Robert W. Roche in November 2008.

(2)	Includes 20,591,970 ordinary shares and 501,706 ADSs. Mr. Andrew Y. Yan is the sole shareholder of SAIF II GP Capital Ltd., the sole general partner of SAIF Partners II L.P., which is the sole general partner of SAIF II GP L.P., which is, in turn, the sole general partner of SB Asia Investment Fund II L.P., our shareholder. The voting agreement among Mr. James Yujun Hu and SB Asia Investment Fund II L.P., dated March 30, 2007, has been revoked by SB Asia Investment Fund II L.P. in November 2008.
(3)	Includes 129,770 ordinary shares and 6,623,410 ADSs. Bireme Limited, a company incorporated in the Cayman Islands, is owned by Ms. Hattori-Roche, the wife of Mr. Robert W. Roche, as to 87.7% of the company’s outstanding shares and Mr. Don Dongjie Yang as to 12.3% of the company’s outstanding shares.
(4)	Includes 12,052,976 ordinary shares and 333,815 ADSs. Acorn Composite Corporation is a company owned by Mr. Robert W. Roche.
(5)	Includes (i) 6,518,656 ordinary shares held by D.Y. Capital, Inc, a company owned by Mr. Don Dongjie Yang, (ii) 12.3% of 129,770 ordinary shares and 6,623,410 ADSs held by Bireme Limited, i.e., 15,962 ordinary shares and 814,679 ADSs, and (iii) 1,500,000 ordinary shares issuable upon exercise of options and SARs held by Mr. Don Dongjie Yang.
(6)	D.Y. Capital, Inc., a company incorporated in the British Virgin Islands, is wholly owned by Mr. Don Dongjie Yang.

None of our existing shareholders has voting rights that differ from the voting rights of other shareholders. According to our register of members for our ordinary shares, there are 43 record holders among our ordinary shareholders in the United States. Citibank, N.A. has advised us that, as of April 4, 2015, 15,864,027 ADSs, representing 47,592,081 underlying ordinary shares, were held of record by China DRTV, Inc. and two other registered shareholders domiciled in the United States. We have no further information as to ADSs held, or beneficially owned, by U.S. persons. To our knowledge, we are not owned or controlled, directly or indirectly, by another corporation, by any foreign government or by any other natural or legal persons, severally or jointly. We are not aware of any arrangement which may at a later date result in a change of control of our company.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to Item 6.E, “Directors, Senior Management and Employees—Share Ownership.”

B. Related Party Transactions

Contractual Agreements with Affiliated Entities and their Shareholders

Historically, PRC law has restricted, and continues to restrict to a certain extent, foreign equity ownership of companies that are engaged in direct-sales and internet businesses. To comply with these restrictions, we operate our direct-sales and internet-interactive service businesses in China through a series of contractual arrangements with Shanghai Network, Beijing Acorn, Beijing HJX Technology, Shanghai HJX Electronic and their shareholders, Mr. Don Dongjie Yang, our co-founder, and former chief executive officer and director, and Mr. Weiguo Ge, the former assistant general managers of our finance department. See Item 4.C, “Information on the Company—Organizational Structure.”

Exclusive Partnership Agreement with Oak Lawn Marketing International, Inc.

We entered into an exclusive partnership agreement on July 21, 2011 with Oak Lawn Marketing International, Inc. (formerly known as Global Infomercial Services, Inc.), or OLMI, a full-service international direct-response television distributor which is currently a wholly owned subsidiary of Oak Lawn Marketing, Inc.

Mr. Robert W. Roche, our co-founder, executive chairman and chief executive officer, is the Chairman and one of the largest shareholders of Oak Lawn Marketing, Inc. The agreement has an initial term of two years, with the option for successive one-year term renewals thereafter. Pursuant to the exclusive partnership agreement, OLMI will:

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

The exclusive partnership agreement was approved by our audit committee. As of the date of this annual report, we had identified six products through OLMI, and the service fee and royalty fee paid to OLMI accounted for US$45,800.

Loan Agreement with CBG

On July 4, 2013, we provided a bridge loan of US$21,850 bearing interest at a rate of 7% per annum to CBG for a period of 120 days. Such loan is still outstanding as of the date of this annual report.

Collaboration with CBG

China Branding Group, a related party of us, has a special channel and resources to approach American celebrities or producers of Hollywood movies, TV shows and programs (the “Shows”). Historically, we have cooperated with CBG to source and position certain American celebrities or producers of the Shows to seek business opportunities in China, especially in connection with celebrity-branded products. In the past, the typical cooperation model was that CBG approached and obtained the consent or authorization of celebrities or producers of the Shows selected by us, and then assigned the whole or part of the rights to us. Most of our agreements with CBG related to celebrity-branded products and programs with CBG expired during the second half of 2014 and, in connection with the shareholder dispute between Mr. Don Dongjie Yang and Mr. Robert W. Roche, which began in mid-2014, we suspended all collaboration with CBG in October 2014. We are currently in discussions with CBG regarding the renewing of our business collaboration, although no definitive agreement has been reached, and there can be no assurances that any definitive agreements will be entered into with CBG.

Office Lease to CBG

In connection with our efforts to reduce costs, we leased out our principal executive offices in Shanghai to CBG as its business office from November 13, 2013 at a monthly rent of RMB60,000 and provide administrative and human resource services to CBG at a monthly rate of RMB30,000. We also provide legal and financial services to CBG on an hourly rate basis. We terminated the lease agreement in September 2014.

Exclusive Distribution Agreement with JG Fashion Group LLC

We entered into an exclusive distribution and license agreement on March 14, 2014 with JG Fashion Group LLC, a New York-based fashion design company founded by Jay Godfrey, a New York fashion designer. Mr. Robert W. Roche holds approximately 20% equity interest in JG Fashion Group LLC. The agreement has an initial term of three years and can be renewed for successive three-year terms thereafter. Pursuant to the Agreement, we are:

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

The exclusive distribution agreement was approved by our audit committee. We sold JG-branded products through a physical store in Shanghai Reel Shopping Mall, as well as online internet stores. We suspended all purchases of JG products in or about October 2014, and closed the physical store in Shanghai Reel Shopping Mall at the end of March 2015.

Software License and Service Trial Agreement with Dreamstart (Hong Kong) Ltd.

Dreamstart (Hong Kong) Ltd., (“Dreamstart”), is a company which provides one-stop solutions for telemarketing businesses through a proprietary software designed to increase the efficiency and capability of call centers. Mr. Robert W. Roche currently owns approximately 20% shares in Dreamstart. In 2014, we paid approximately US$1.2 million to Dreamstart as a setup fee and trial fee for the dialing software and call center management system. Pursuant to the terms of the proposed agreement, if the software licensed by Dreamstart fails to achieve certain key performance indicators, all the monthly fees would be refunded to us. If the trial result was satisfactory to us, we had the option to enter into a definitive agreement with Dreamstart with terms and conditions not less favorable to us than those provided in the trial agreement. The trial agreement with Dreamstart expired in June 2014. In October 2014, we received a letter from Dreamstart demanding certain fees relating to our use of Dreamstart’s dialing software and call center management system following the trial period. See Item 8.A, “Financial Information—Consolidated statements and other financial information—Litigation.” We are currently in discussion with Dreamstart regarding our renewing our business collaboration with Dreamstart. No definitive agreement has been reached and there can be no assurance that any definitive agreements will be entered into with Dreamstart.

Minority Investment in Related Company

As of the date of this annual report, we hold an 8.7% equity interest in China Branding Group, or CBG, a foreign company incorporated in the Cayman Islands, for cash consideration of $1.3 million. Mr. Robert W. Roche, our co-founder and our executive director and chief executive officer, individually holds a 7.6% equity interest in CBG and holds one out of five board seats on the board of directors of CBG. As Mr. Robert W. Roche could exercises significant influence over the financial and operating decision-making of CBG, and is also the principal shareholder of our Company, CBG is considered as a related party to our Company. The transaction had been approved by our board of directors.

Employment Agreements

See Item 6.B, “Directors, Senior Management and Employee—Compensation—Employment Agreements.”

Share Options

See Item 6.B, “Directors, Senior Management and Employee—Compensation—Equity Incentive Plans.”

Shareholder Dispute

As described in greater detail in Item 8.A, “Financial Information—Consolidated statements and other financial information—Litigation”, our co-founders, Mr. Robert W. Roche and Mr. Don Dongjie Yang, as well as various other shareholders who are aligned with them, have been involved in an ongoing dispute with each other for the control of our strategic direction and our board of directors. This shareholder dispute resulted in various proceedings being brought before the Cayman Islands Court during the fourth quarter of 2014 seeking a winding up order in respect of the Company or, in the alternative, various other remedies. In March 2015 the Cayman Islands court issued a final order related to the shareholder dispute and on May 4, 2015 we convened the EGM required to be called by the court’s final order that resulted in changes to our board members and our management. We believe that these events may serve as a catalyst to resolve the dispute. Towards that end, Mr. Robert W. Roche and Mr. Don Dongjie Yang have been negotiating a settlement of the dispute. The parties have indicated that the settlement may involve actions required to be taken by or approved by our company (including our board of directors).

In connection with this proposed settlement, our board formed a committee comprised of directors who our board determined were independent, namely Mr. William Liang, Mr. Cosimo Borrelli and Mr. David Leung, to, among other things, (i) evaluate and consider any actions to be taken our company in connection the proposed settlement and the terms thereof as they may apply to our company (including potential conditions to any company action, the consideration to be received by our company and measures designed to protect the interests of our company and its other shareholders) and (ii) if any settlement is agreed to and any related company action is required, to make a recommendation to our full board with respect to the advisability of that action.

There can be no assurances that Mr. Robert W. Roche and Mr. Don Dongjie Yang will reach a satisfactory settlement agreement or that our board of directors (or the independent committee thereof) will approve the settlement, and even if a settlement is ultimately reached, there can be no assurances of the terms of such settlement.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A. Consolidated statements and other financial information.

We have appended consolidated financial statements filed as part of this annual report. See Item 18, “Financial Statements.”

Our independent auditors, Deloitte Touche Tohmatsu Certified Public Accountants LLP, have issued an opinion that indicates there is a substantial doubt about our ability to continue as a going concern as a result of concerns set forth in their report. Our consolidated financial statements do not include any adjustments that might result from the resolution of this uncertainty. Refer to both Note 2(d) to our consolidated financial statements and the report of our independent registered public accounting firm.

Litigation

We may from time to time become a party to various general legal or administrative proceedings arising in the ordinary course of our business.

In September 2014, Acorn Network Technology Development Co., Ltd., or Acorn Network, filed a suit in Xuhui People’s Court against Fanstang (Shanghai) Entertainment Co., Ltd., a subsidiary of China Branding Group, to confirm the termination of the lease contract between Acorn Network and Fanstang and obtain a judgment that Fanstang should pay rental and service fees to Acorn Network of RMB900,000 together with a late-payment penalty. In March 2015, the Xuhui People’s Court issued a judgment in favor of Acorn Network.

Acorn International Electronic Technology (Shanghai) Co., Ltd., (“Acorn Electronic”), filed a suit against Mr. Roche on September 25, 2014, alleging he harmed the interest of Acorn Electronic by abusing his power as a director to engage Mr. Jeffrey A. Glickman as a consultant. Acorn Electronic sought compensation for the loss of RMB1,086,358.22 plus accrued interest. Following hearings in late 2014, the court dismissed all of Acorn Electronic’s claims against Mr. Roche in January 2015.

In February 2015, Acorn Network filed a suit in the People’s Court of Shanghai Xuhui District against Shenyang Zhongxinda Qianghe Logistic Co., Ltd., or Zhongxinda, and its guarantor, Ms. Xiaorui Li, claiming that Zhongxinda breached its contract with Acorn Network by not paying Acorn Network the money collected from our customers after the delivery of certain products. Acorn Network claimed damages against Zhongxinda of RMB850,842.12 in relation to the payment for the products, and RMB193,992 as the penalty. We reached a settlement in April 2015 with Zhongxinda.

We have in the past been, currently are, and in the future may be again, the subject of claims for contractual disputes, intellectual property right infringement or other claims during our course of business.

In April 2013, Beijing Ren’ai filed a suit in Shijiazhuang Intermediate People’s Court against Shanghai HJX and Beiguo Department Store Co., Ltd., or Beiguo, for the infringement over its copyrights, alleging that Shanghai HJX and Beiguo should stop infringing the copyrights, Shanghai HJX should apologize publicly, and the defendants should compensate for an aggregate loss of RMB500,000, as well as reasonable expenses of RMB2,358. Shijiazhuang Intermediate People’s Court held two hearings, on July 26 and September 16, 2013, and has not granted the judgment.

In July 2013, Shanghai Huaxin Construction (Group) Co., Ltd, or Shanghai Huaxin, filed a suit in Shanghai Qingpu District People’s Court, alleging that Shanghai HJX should pay to it a sum of RMB2,668,868.15, together with the interest accrued, for the contract price for a building constructed for Shanghai HJX (a warehouse project in Qingpu district). In October 2013, Shanghai HJX brought a counter suit against Shanghai Huaxin in the same court, claiming that Shanghai Huaxin should be responsible for the repair cost and expense of the aforesaid buildings, as well as relevant additional expenses which would be determined by an appraiser. The court accepted both cases and appointed an appraiser. However, due to the personnel change of the appointed appraising company, the process of cases was suspended. To avoid further delay, both parties chose to withdraw their suits respectively and then filed the same suits again in September 2014. The court held a hearing on November 5, 2014 to deal with both cases and appointed a new appraiser. The cases are still pending while the parties are trying to reach a full settlement.

In August 2013, Yangya Zidian filed nine lawsuits in the Beijing First Intermediate People’s Court against Shanghai HJX, alleging that Shanghai HJX has infringed upon its copyright. Yangya Zidian brought nine lawsuits separately against our nine electronic learning products; for each product, Yangya Zidian claimed that Shanghai HJX should delete the video “Studio Classroom” that was broadcast on our website, stop all behaviors infringing on their copyrights, stop manufacturing and selling relevant Ozing electronic learning products, apologize publicly and compensate for the loss of RMB600,000. In July 2014, both parties reached a settlement, pursuant to which Shanghai HJX has paid aggregate RMB230,000 for all nine lawsuits.

In May 2014, Meijian Construction (China) Co., Ltd, one of the subcontractors of the Shanghai HJX warehouse in Qingpu district, filed a lawsuit in Shanghai Changning District People’s Court against Shanghai Huaxin Construction (Group) Co., Ltd (the general contractor) and Shanghai HJX, alleging that the defendants should pay a sum of RMB1,040,473.8, together with interest accrued to it, for the contract price for the building constructed for Shanghai HJX. Shanghai HJX filed a written application of suspending to the court claiming that the judgment of this litigation depends on another pending case between Huaxin Construction and Shanghai HJX, and asked the Court to suspend the case. The court held a hearing on June 10, 2014. Meijian withdrew the suit and then re-filed the same suit in May 2015. The court held a hearing on May 13, 2015 but has not granted a judgment as of the date of this annual report.

In October 2014, Beian Industrial Co., Ltd, another subcontractor of the Shanghai HJX warehouse in Qingpu district, filed a lawsuit in Shanghai Xuhui District People’s Court against Shanghai HJX, alleging that Shanghai HJX should pay a sum of RMB 240,871.3, together with interest of RMB32,000 accrued to it for the contract price for the fire control system constructed for Shanghai HJX. Shanghai HJX filed a written application of suspending to the court claiming that the judgment of this litigation depends on another pending case between Huaxin Construction and Shanghai HJX, and asked the Court to suspend the case. The court held a hearing on December 1,2014 and ruled in favor of Beian on December 30, 2014. Shanghai HJX appealed to the higher court. The higher court held a hearing on March 11, 2015 and affirmed the original judgment.

In October 2014, Ms. Jing Zhu filed a labor arbitration against Acorn Trade with Shanghai Arbitration Committee. Ms. Zhu alleged her labor contract was illegally terminated and requested salary damages and reimbursement in a total amount of RMB132,016. Shanghai Arbitration Committee awarded Ms. Zhu RMB59,303. We refused to accept the arbitration award as final and then submitted the case to Shanghai Qingpu District People’s Court. The court held a hearing on March 31, 2015, but we subsequently reached an agreement with Ms. Zhu and settled the case.

In October 2014, we received a demand letter from Dreamstart (Hong Kong) Ltd., or Dreamstart, a company providing one-stop solutions for telemarketing businesses which is currently approximately 20% owned by Mr. Robert W. Roche, our co-founder and executive chairman and chief executive officer, alleging that during Mr. Robert W. Roche’s tenure as President/Chief Executive Officer of our company, he agreed to the terms of a certain equipment purchase agreement with Dreamstart and its affiliates pursuant to which we had allegedly agreed to use certain solutions/software developed by Dreamstart. Dreamstart claimed in the demand letter that our Company owes Dreamstart a service fee of $1.4 million for our use of such solutions/software following the expiration of an initial trial period. Although we believe that the Company has a legitimate basis to contest this amount, as no written agreement was ever executed with Dreamstart following the expiration of the trial period, we are in the process of evaluating the statements in the demand letter and formulating our response.

Our company is the subject matter of various proceedings instituted in the Cayman Islands by certain of our shareholders.

Since mid-2014, there has been an ongoing dispute between various shareholders for the control of the strategic direction and board of directors of Acorn International, Inc. (herein referred to as the “company”). The alignment of the various parties to this dispute generally falls across two lines, with Mr. Robert W. Roche, the company’s co-founder and executive chairman and chief executive officer, and shareholders that are allied with him, in one camp, and the other camp composed of the company’s other largest shareholders, Mr. Don Dongjie Yang, the company’s co-founder, and SB Asia Investment Fund II L.P., an entity controlled by Mr. Andrew Y. Yan, a former director of the company.

On August 26, 2014, Mr. Robert W. Roche, who was at the time the executive chairman of the company’s board of directors, attempted to call an extraordinary general meeting of shareholders, or EGM, for the purpose of proposing resolutions to change the composition of the company’s board of directors. Later that day, the company’s board of directors held a meeting where it resolved to remove Mr. Robert W. Roche as executive chairman and appoint Mr. Don Dongjie Yang as the new executive chairman, effective immediately. The board of directors also determined that Mr. Robert W. Roche’s attempt to convene an EGM was technically deficient.

Following his removal as executive chairman, Mr. Robert W. Roche attempted to convene an EGM in order to vote on proposals to change the composition of the board and to amend the company’s articles of association, to permit shareholders holding thirty percent (30%) or more of the company’s outstanding share capital to convene an EGM. However, Mr. Robert W. Roche’s attempts to call an EGM were technically deficient, as the company’s articles of association only permit the board chairman or a majority of the board of directors to convene an EGM.

On September 29, 2014, Acorn Composite Corporation, an Acorn shareholder controlled by Mr. Robert W. Roche, filed a petition (herein referred to as the “Petition”), with the Grand Court of the Cayman Islands (herein referred to as the “Cayman Islands Court”), seeking to have the Cayman Islands Court:

i.	make a winding up order against the company, or

ii.

exercise its jurisdiction to make an order for alternative relief and direct the company to convene an EGM to vote on various matters, including the removal of Mr. Don Dongjie Yan, Mr. Andrew Y. Yang, Mr. Gordon

Wang and Mr. Jing Wang as directors, and the appointment of various individuals nominated by Acorn Composite Corporation, and to refrain from pursuing any share issuance until such further order of the Cayman Islands Court or approval of the company’s shareholders following an EGM.

On October 14, 2014, the Cayman Islands Court made an Initial Order (herein referred to as the “Initial Order”) relating to the Petition, stipulating that the Petition was to be treated as an inter partes proceeding between Acorn Composite Corporation, on the one hand, and D. Y. Capital, an Acorn shareholder controlled by Mr. Don Dongjie Yang, and SB Asia Investment Fund II L.P., an Acorn shareholder controlled by Mr. Andrew Y. Yan, a director of the company, on the other hand (D. Y. Capital and SB Asia Investment Fund II L.P. are together referred to as the “Minority Shareholders”). Per its Initial Order, the Cayman Islands Court held that the Petition was not a proceeding against the company, which was to be treated only as the subject matter of the Petition and which was required to remain neutral as to the direction and outcome of the Petition. In addition, under the Initial Order, pending the determination of the Petition, certain specified actions taken by our company would be void unless the Cayman Islands Court granted us specific leave to take such actions or such matters were approved by an ordinary resolution of our shareholders, including actions which would materially impact our financial position and/or operations, issuing new share capital, declaring dividends or selling our material assets.

As a result of the Initial Order, pending the determination of the Petition, unless specifically approved by the Cayman Islands Court or approved by an ordinary resolution of our shareholders, certain specified actions would be void. These actions include actions which would materially impact the financial position and/or operations of us and our subsidiaries, issuing new share capital, declaring dividends, selling our or our subsidiaries’ assets, taking actions which result in the failure on our part or that of any of our subsidiaries to honor existing contracts or commercial arrangements currently in place, and entering into new contracts.

On November 11, 2014, the Minority Shareholders filed a cross-petition and summons with the Cayman Islands Court (herein referred to as the “Cross Petition”) with the Cayman Islands Court, seeking a winding-up of the company (or, in the alternative, other remedies) and requested that the matter be assigned to the same judge and heard at the same time (and on the same evidence) as the Petition. The Cross Petition maintained that Mr. Robert W. Roche, acting in his individual capacity as a director of the company and in his capacity as a direct and indirect shareholder of the company, engaged in conduct and threatened to engage in conduct that caused harm and/or would cause harm to our shareholders as a whole, and such conduct was contrary to the legitimate expectations of the Minority Shareholders (and their representatives). This conduct principally related to various related party transactions that the company had entered into during Mr. Robert W. Roche’s tenure as executive chairman. As an alternative to a winding-up order, the Cross Petition requested that the Cayman Islands Court exercise its jurisdiction to make an order for alternative relief to (a) prevent Mr. Robert W. Roche from taking steps to remove Mr. Don Dongjie Yang and Mr. Andrew Y. Yan as directors, (b) restrain Mr. Robert W. Roche from interfering with the day-to-day management of the company and (c) restrain Mr. Robert W. Roche from taking steps to take control of the company by appointing his nominees to the company’s board of directors.

On December 31, 2014, the company held its annual general meeting of shareholders, or AGM, for the purpose of reelecting Mr. Andrew Y. Yan and Mr. Gordon Xiaogang Wang as directors, appointing the company’s independent auditor for the fiscal year ending December 31, 2014, and transacting any such other business that may properly come before the meeting. At the AGM, the company’s shareholders (with Citibank, N.A., in its capacity as depositary of the ADSs, and the record holder of all of the ordinary shares underlying the ADSs, voting in accordance with the voting instructions it had duly and timely received by ADS holders) voted against the proposals to reelect Mr. Andrew Y. Yan and Mr. Gordon Xiaogang Wang as directors. Additional proposals were made at the AGM by SB Asia Investment Fund II L.P. to elect Mr. Charlie Shiqiang Ban, Ms. Lynda Chung Ki Lau, Mr. Liang Lu and Mr. Steve Xiaodi Sun as directors of the Company, which proposals were approved at the AGM by the company’s ordinary shareholders. Citibank, N.A., in its capacity as depositary of the ADSs, did not vote any of the ordinary shares it held on the new proposals on the basis that it had not received voting instructions from the ADS holder as of the record date for such purpose, nor did it provide a discretionary proxy to a person designated by the company to vote the ordinary shares underlying ADSs on the new proposals. As a result, following the AGM, Mr. Andrew Y. Yan and Mr. Gordon Wang were no longer company directors, and Mr. Charlie Shiqiang Ban, Ms. Lynda Chung Ki Lau, Mr. Liang Lu and Mr. Steve Xiaodi Sun joined Mr. Don Dongjie Yang, Mr. Robert W. Roche, Mr. William Liang and Mr. Jing Wang as directors on the company’s nine-member board of directors. Mr. Jing Wang resigned as a director in February 2015.

Following a hearing of the Petition and Cross Petition in early January 2015, on March 6, 2015, the Cayman Islands Court determined, among other things, that the company’s board of directors did not properly exercise its powers when it (i) removed Mr. Robert W. Roche as the company’s executive chairman on August 26, 2014, (ii) precluded Mr. Robert W. Roche from putting forward his own resolutions for consideration at the AGM held on December 31, 2014, and (iii) took various actions that resulted in the holders of our ADSs being unable to timely notify Citibank, N.A., in its capacity as depositary of the ADSs, how to vote the ordinary shares underlying their ADSs on various new matters brought before the company’s shareholders at the AGM held on December 31, 2014. The Cayman Islands Court also found that Minority Shareholders failed to demonstrate that the related party transactions described in the Cross Petition involving Mr. Robert W. Roche or entities affiliated with him were improper. As a result, the Cayman Islands Court made an order (herein referred to as the “Final Order”), effective March 6, 2015, dismissing the Cross Petition filed by the Minority Shareholders and granting Mr. Robert W. Roche certain of the alternative remedies he (through Acorn Composite Corporation) sought in the Petition, including directing that an EGM be convened for the purpose of considering and, if thought fit, passing the following proposals:

i.	ordinary resolutions to remove Mr. Don Dongjie Yang, Mr. Charlie Ban, Mr. Steve Xiaodi Sun and Mr. Liang Lu as company directors;

ii.	ordinary resolutions to appoint Mr. David Leung, Mr. Cosimo Borrelli and Mr. David Naphtali as company directors; and

iii.	a special resolution to amend our articles of association to allow shareholders who together hold not less than 30% of the issued shares to convene an EGM unilaterally.

Pursuant to the Final Order, the Company convened an EGM on May 4, 2015 for the purpose of considering and, if thought fit, passing the above proposals. At the EGM, the shareholders of our company approved all of the proposed resolutions, which resulted in the reconstitution of our board to six members and the adoption of the proposed amendment to our articles of association. In addition, following the EGM, our board of directors (as reconstituted) convened a meeting where it resolved to (i) remove Mr. Don Dongjie Yang as our executive chairman and chief executive officer, and (ii) appoint Robert W. Roche as our company director and our executive chairman and chief executive officer.

Currently, the amount or range of our reasonably possible expenses related to the Petition and the Cross Petition cannot be estimated.

Dividend Policy

We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. In 2006, 2007 and 2008, we did not declare any dividends. On December 18, 2009, we declared special dividends to our shareholders in the amount of $29.3 million directly from share premium account of Acorn International, Inc., which was paid on January 20, 2010. In October 2010, we declared special dividends to our shareholders in the amount of $20.5 million directly from the share premium account of Acorn International, Inc., which was paid on December 15, 2010.

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

A. Offering and listing details. Price Range of Our ADSs.

Our ADSs are listed for trading on the New York Stock Exchange under the symbol “ATV,” and have been listed since May 3, 2007.

On March 19, 2015, we were notified by the NYSE that the average per share closing price of our ADSs for the consecutive 30-trading-day period ending on March 13, 2015 was $0.99 and, therefore, below the NYSE’s continued listing standard relating to minimum average closing share price. The NYSE’s Listed Company Manual provides that we will be considered to be below compliance standards if the average closing price of our ADSs is less than $1.00 over a consecutive 30-trading-day period.

We have six months from receipt of the notice to regain compliance with the minimum share price rule. We can regain compliance at any time during the six-month cure period if, on the last trading day of any calendar month during the six-month cure period, the ADSs have a closing ADS price of at least US$1.00 and an average closing ADS price of at least US$1.00 over the consecutive 30-trading-day period ending on the last trading day of that month, or, if at the expiration of the six-month cure period, both a US$1.00 closing ADS price on the last trading day of the cure period and a US$1.00 average closing ADS price over the consecutive 30-trading-day period ending on the last trading day of the cure period are attained. As of April 30, 2015, our closing trading price for our ADSs was $1.05 and for the proceeding 30-day trading period our average ADS closing trading price was $0.88.

The following table sets forth the high and low daily closing trading prices of our ADSs on the New York Stock Exchange for the periods indicated:

	Price per ADS (US$)
	High	Low
Annual:
2010	7.30	3.04
2011	5.85	3.52
2012	4.54	2.21
2013	2.97	1.42
2014	2.81	1.32

Quarterly:
First Quarter, 2012	4.54	4.05
Second Quarter, 2012	4.44	2.72
Third Quarter, 2012	3.67	2.50
Fourth Quarter, 2012	2.77	2.21
First Quarter, 2013	2.92	2.46
Second Quarter, 2013	2.78	1.91
Third Quarter, 2013	2.50	2.10
Fourth Quarter, 2013	2.35	1.44
First Quarter, 2014	1.89	1.45
Second Quarter, 2014	2.11	1.32
Third Quarter, 2014	2.25	1.59
Fourth Quarter, 2014	2.81	1.53
First Quarter, 2015	1.59	0.53

Monthly
November 2014	2.44	2.18
December 2014	2.46	1.53
January 2015	1.59	0.93
February 2015	1.34	0.92
March 2015	1.04	0.53
April 2015	1.05	0.76

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

At the EGM held on May 4, 2015, our shareholders passed a resolution to amend our amended and restated articles of association to permit the requisition of general meetings by shareholders holding not less than thirty percent of our issued and outstanding shares.

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

Under the Foreign Currency Administration Rules, Renminbi is convertible for current account items, including the distribution of dividends, interest payments, and trade- and service-related foreign exchange transactions. Conversion of Renminbi into foreign currency for capital account items, such as direct investment, loans, investment in securities, and repatriation of funds, however, is still subject to the approval of SAFE.

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

On July 4, 2014, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, which replaced the former circular commonly known as “Notice 75” promulgated by SAFE on October 21, 2005. SAFE Circular 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a “special purpose vehicle.” SAFE Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiary of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Furthermore, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls. Pursuant to the Circular on Further Simplifying and Improving the Direct Investment-related Foreign Exchange Administration Policies, or SAFE Circular 13, promulgated by SAFE, starting from June 1, 2015, the registration (including initial registration and amendment registration) under SAFE Circular 37 will be directly reviewed and handled by local banks.

As a Cayman Islands company, and therefore a foreign entity, if Acorn International purchases the assets or an equity interest of a PRC company owned by PRC residents in exchange for our equity interests, such PRC residents will be subject to the registration procedures described in SAFE Circular 37 and SAFE Circular 13. Moreover, PRC residents who are beneficial holders of our shares are required to register with SAFE in connection with their investment in us.

As a result of the uncertainties relating to the interpretation and implementation of SAFE Circular 37 and SAFE Circular 13, we cannot predict how these regulations will affect our business operations or strategies. For example, our present or future PRC subsidiaries’ ability to conduct foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, may be subject to compliance with such SAFE registration requirements by relevant PRC residents, over whom we have no control. In addition, we cannot assure you that any such PRC residents will be able to complete the necessary approval and registration procedures required by the SAFE regulations. We require all shareholders in Acorn International who are PRC residents known by us to comply with any SAFE registration requirements and we understand that the relevant shareholders have registered their offshore investment in us with Shanghai SAFE, but we have no control over either our shareholders or the outcome of such registration procedures. Such uncertainties may restrict our ability to implement our acquisition strategy and adversely affect our business and prospects.

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

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty or withholding tax applicable to us or to any holder of our ADSs and ordinary shares. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties, which may be applicable on instruments executed in, or after execution brought within the jurisdiction of, the Cayman Islands. No stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands companies, except those which hold interests in land in the Cayman Islands. The Cayman Islands is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

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

People’s Republic of China Taxation

Under the New EIT Law, enterprises organized under the laws of jurisdictions outside China with “de facto management bodies” located within China may be considered PRC-tax-resident enterprises and therefore subject to PRC-enterprise income tax at the rate of 25% on their worldwide income. The implementation regulations of the New EIT Law define the term “de facto management body” as a management body that exercises full or substantial control and management authority over the production, operation, personnel, accounts and properties of an enterprise. While we do not currently consider our company or any of our overseas subsidiaries to be a PRC-resident enterprise, there is a risk that the PRC tax authorities may deem our company or any of our overseas subsidiaries as a PRC-resident enterprise, in which case we would be subject to the PRC-enterprise income tax at the rate of 25% on our worldwide income. If we are deemed to be a PRC-tax-resident enterprise, any dividends that we pay to our non-PRC-enterprise shareholders or ADS holders, as well as gains realized by such shareholders or ADS holders from the transfer of our shares or ADSs, may be regarded as PRC-sourced income and, as a result, become subject to PRC-withholding tax at a rate of 10%. See “Risk Factors—Risks relating to Doing Business in China—Under China’s New EIT Law, we may be classified as a ‘resident enterprise’ of China. Such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.”

U.S. Federal Income Taxation

This discussion describes certain material U.S. federal income tax consequences to U.S. Holders (as defined below) relating to the purchase, ownership and disposition of our ADSs and ordinary shares. This discussion does not address any aspect of U.S. federal gift or estate tax, or the state, local or non-U.S. tax consequences of an investment in our ADSs and ordinary shares. This discussion does not apply to U.S. Holders who are a member of a class of holders subject to special rules, such as:

•	dealers in securities or currencies;

•	traders in securities who elect to use a mark-to-market method of accounting for securities holdings;

•	banks or other financial institutions;

•	insurance companies;

•	tax-exempt organizations;

•	partnerships and other entities treated as partnerships or other pass-through entities for U.S. federal income tax purposes or persons holding ADSs and ordinary shares through any such entities;

•	regulated investments companies or real estate investment trusts;

•	persons that hold ADSs and ordinary shares as part of a hedge, straddle, constructive sale, conversion transaction or other integrated investment;

•	persons whose functional currency for tax purposes is not the U.S. dollar;

•	persons liable for alternative minimum tax; or

•	persons who actually or constructively own 10% or more of the total combined voting power of all classes of our shares (including ADSs and ordinary shares) entitled to vote.

This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, which we refer to in this discussion as the “Code”, its legislative history, existing and proposed regulations promulgated thereunder, published rulings and court decisions, all as of the date hereof. These laws are subject to change, possibly on a retroactive basis. In addition, this discussion relies on our assumptions regarding the value of our ADSs and ordinary shares and the nature of our business over time.

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

Dividends on ADSs and Ordinary Shares

We do not anticipate paying dividends on our ADSs and ordinary shares in the foreseeable future. See Item 8.A, “Financial Information—Consolidated statements and other financial information—Dividend policy.”

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

We believe we were classified as a PFIC for U.S. federal income tax purposes in the taxable year ended December 31, 2014. Although we intend to conduct our business activities in a manner to reduce the risk of our classification as a PFIC in the future, we currently hold, and expect to continue to hold, a substantial amount of cash and other passive assets, and, because the value of our assets is likely to be determined in large part by reference to the market prices of our ADSs and ordinary shares, which are likely to fluctuate, there can be no assurance that we will not continue to be classified as a PFIC for 2015 or any future taxable year.

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

If we were a PFIC in any taxable year during which you held our ADSs or ordinary shares, under certain attribution rules, you will be deemed to own your proportionate share of lower-tier PFICs, and will be subject to U.S. federal income tax on (a) a distribution on the shares of a lower-tier PFIC and (b) a disposition of shares of a lower-tier PFIC, both as if you directly held the shares of such lower-tier PFIC. In addition, no distribution that you receive from us would qualify for taxation at the reduced rate of taxation discussed in the “—Dividends on ADSs and Ordinary Shares” section above.

You would generally be able to avoid the “excess distribution” rules described above by making a timely so-called “mark-to- market” election with respect to your ADSs, provided our ADSs are “marketable.” Our ADSs will be “marketable” as long as they remain regularly traded on a national securities exchange, such as the New York Stock Exchange. If you made a mark-to-market election in a timely fashion, you would generally recognize as ordinary income or ordinary loss the difference between the fair market value of your ADSs on the first day of any taxable year and their value on the last day of that taxable year. Any ordinary income resulting from this election would generally be taxed at ordinary income rates and would not be eligible for the reduced rate of tax applicable to qualified dividend income. Any ordinary losses would be limited to the extent of the net amount of previously included income as a result of the mark-to-market election, if any. Your basis in the ADSs would be adjusted to reflect any such income or loss. You should consult your own tax advisor regarding potential advantages and disadvantages to you of making a “mark-to- market” election with respect to your ADSs. The mark-to-market election will not be available for any lower-tier PFIC that is deemed owned pursuant to the attribution rules discussed above.

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

Since we believe we were classified as a PFIC for the 2014 taxable year, we may arrange to provide a PFIC annual information statement (including information for lower-tier PFICs) to U.S. Holders upon their request. We may post this 2014 statement on our corporate website in the “Investor Relations” section. Information contained on our website does not constitute a part of this annual report. If not posted on our corporate website, you would have to contact the Company to make a request. If you decide to make a QEF election, it must be made on or before the due date for filing your U.S. federal income tax return (including extensions) for the 2014 taxable year or the first year to which the QEF election will apply.

You are urged to consult your own tax advisor concerning the making of such a QEF election and, in particular, with regard to the application of the “excess distribution” rules to you on any gain realized on the disposition or deemed disposition of your ADSs or ordinary shares, regardless of whether we continue to be a PFIC in the year in which you receive an “excess distribution” or dispose of or are deemed to dispose of your ADSs or ordinary shares should you not make the QEF election with respect to the 2014 taxable year.

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

U.S. Information Reporting and Backup Withholding Rules

In general, dividend payments with respect to the ADSs and ordinary shares and the proceeds received on the sale or other disposition of ADSs and ordinary shares may be subject to information reporting to the IRS and to backup withholding (currently imposed at a rate of 28%). Backup withholding will not apply, however, if you provide a taxpayer identification number, certify as to no loss of exemption from backup withholding and otherwise comply with the applicable backup withholding rules. To establish your status as an exempt person, you will generally be required to provide certification on IRS Form W-9. Any amounts withheld from payments to you under the backup withholding rules that exceed your U.S. federal income tax liability will be allowed as a refund or a credit against your U.S. federal income tax liability; provided that you timely furnish the required information to the IRS. Certain individuals holding ordinary shares or ADSs other than in an account at a U.S. financial institution may be subject to additional information reporting requirements.

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

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We previously filed with the Securities and Exchange Commission our registration statement on Form F-1 (File No. 333- 141860), as amended.

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

We are subject to the informational requirements of the Exchange Act and file reports and other information with the Securities and Exchange Commission. Reports and other information which the Company filed with the Securities and Exchange Commission, including this annual report on Form 20-F, may be inspected and copied at the public reference room of the Securities and Exchange Commission at 100 F Street, N.E., Washington D.C. 20549.

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

The U.S. dollar is the reporting and functional currency for our consolidated financial statements. Since we conduct our operations through our PRC subsidiaries and affiliated companies, the functional currency of our PRC subsidiaries and affiliated entities is the Renminbi. Substantially all our revenue and related expenses, including cost of revenues and advertising expenses, are denominated and paid in Renminbi. Transactions in other currencies are recorded in Renminbi at the rates of exchange prevailing when the transactions occur. Monetary assets and liabilities denominated in other currencies are remeasured into Renminbi at rates of exchange in effect at the balance sheet dates. Exchange gains and losses are recorded in our statements of operations as a component of current period earnings.

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

Interest Rate Risk

As of December 31, 2014, our outstanding borrowing balance was $8,506,324. If we borrow money in future periods, we may be exposed to interest rate risk. We believe our exposure to interest rate risk and other relevant market risks is not material.

Inflation

Inflation in China has not materially impacted our results of operations in recent years. According to the National Bureau of Statistics of China, the change of consumer price index in China was 2.6%, 2.6%, and 2.0% in 2012, 2013, and 2014, respectively.

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
Distribution of ADSs pursuant to share dividends or other free share distributions or exercise of rights.
Depositary Service Fee.
Distribution of securities other than ADSs or rights to purchase additional ADSs.

$1.50 per certificate presented for transfer.	Transfer of ADRs.

Taxes and other governmental charges the depositary or the custodian has to pay on any ADS or ordinary share.	As necessary.

Registration or transfer fees.	Transfer and registration of ordinary shares on the share register to or from the name of the custodian or depositary in connection with the deposit or withdrawal of ordinary shares.

Expenses of the depositary.	Cable, telex, fax transmissions and delivery expenses.
Converting foreign currency to U.S. dollars.

Any charges incurred by the depositary in connection with compliance with exchange control regulations and other regulatory requirements applicable to the shares, deposited securities, ADSs and ADRs.	As necessary.

Any charges incurred by the depositary for servicing or delivering the ordinary shares on deposit.	As necessary.

Fees Payable by the Depositary to Us

From January 1, 2014 to March 31, 2015, we did not receive any reimbursement from the depositary.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

The rights of security holders have not been materially modified.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of the end of the period covered by this annual report, our chief executive officer and principal financial and accounting officer performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)). Due to the material weakness in our internal control over financial reporting described below, our chief executive officer and principal financial and accounting officer concluded that our disclosure controls and procedures were not effective as of December 31, 2014.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of any of our assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

In July 2014, our head of internal audit resigned and, as of the date of this annual report, we have been unable to fill this position. In addition, since mid-2014 there has been (i) an ongoing dispute between various shareholders for the control of our strategic direction and our board of directors and (ii) several personnel changes and membership changes in our board of directors (which changes reduced the ability of our board to effectively provide functional oversight over the development and performance of internal controls at our company or create a suitable control environment at our company). These circumstances led our management to conclude (i) it was unable to properly complete and document its assessment of the effectiveness of our internal control over financial reporting based upon criteria established in the “Internal Control—Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) (2013 framework) and (ii) these circumstances constituted a material weakness. Although our management did not formally complete and document its effectiveness evaluation, our management did observe (i) that during 2014 there were no significant changes to our primary business or key related controls over financial reporting, and members of our reporting/accounting/legal/IT functions continued to follow previously established internal processes and (ii) its belief that, despite the ongoing shareholder dispute, our board of directors continued to effectively review and approve all significant management decisions as required by the previously designed procedures.

As result of management’s incomplete evaluation, we are reporting only the material weakness of which our management is aware as of the date of this annual report. As a result, our management may identify additional material weaknesses or other deficiencies in our control environment.

Plan for Remediation of Material Weakness

To address the identified material weakness, among other things: (a) we will seek to hire an internal auditor during the second quarter of 2015 responsible for our internal audit function and reporting to our board of directors and (b) engage a third-party firm with expertise in internal controls to review and evaluate our existing control environment so as to allow our management to establish and evaluate the effectiveness of our internal control over financial reporting. In addition, together with our internal auditor and third-party advisory firm, we intend to prepare and, once approved, promptly implement an internal audit plan to evaluate the effectiveness of our internal control over financial reporting utilizing the criteria discussed in “Internal Control-Integrated Framework” issued by the COSO, which plan will be reviewed by and subject to the approval of our audit committee.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Until May 4, 2015, our audit committee was composed of Mr. William Liang, Mr. Steve Xiaodi Sun and Mr. Liang Lu, and was chaired by Mr. Steve Xiaodi Sun. On May 4, 2015, Mr. Steve Xiaodi Sun and Mr. Liang Lu were replaced by Mr. Cosimo Borrelli and Mr. David Leung. Each of Mr. Cosimo Borrelli and Mr. David Leung, who has accounting and financial management expertise, is an “audit committee financial expert” as defined in Item 401(h) of Regulation S-K under the Securities Act. Previously, Mr. Steve Xiaodi Sun acted as our audit committee financial expert. Each of these current and previous directors satisfies or satisfied the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE and Rule 10A-3 under the Exchange Act.

ITEM 16B.	CODE OF ETHICS

Our board of directors has adopted a code of ethics, which is applicable to our senior executive and financial officers. In addition, our board of directors has adopted a code of conduct, which is applicable to all of our directors, officers and employees. Our code of ethics and our code of conduct are publicly available on our website at http://ir.chinadrtv.com, and each is filed as an exhibit to our registration statement on Form F-1 (No. 333-141860). We also will post any amendments to, or waivers from, a provision of our code of ethics for our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions on our website.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by specified category in connection with certain professional services rendered by Deloitte Touche Tohmatsu Certified Public Accountants LLP, our principal external auditors, for the periods indicated. We did not pay any other fees to our auditors during the periods indicated below.

	2013	2014
Audit fees(1)	$600,000	$450,000
Audit-related fees(2)	2,000	—
Tax fees(3)	74,318	78,000
All other fees	—	—

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our principal auditors for the assurance and related services. The audit fee for 2013 and 2014 mainly represents audit and review of financial statements.
(2)	Audit-related fees represent aggregate of fees billed for professional services rendered for the assurance and related services that are not reported under audit fees.
(3)	“Tax fees” includes fees billed for tax consultations.

The policy of our audit committee or our board of directors is to pre-approve all auditing services and permitted non-audit services to be performed for us by our independent auditor, including the fees and terms thereof (subject to the de minimus exceptions for non-audit services described in Section 10A(i)(l)(B) of the Exchange Act which are approved by the audit committee or our board of directors prior to the completion of the audit).

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Neither we nor our affiliated entities purchased any equity securities of the Company in 2014.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

As a foreign private issuer with shares listed on the NYSE, we are subject to corporate governance requirements imposed by the NYSE. Under Section 303A of the NYSE’s Listed Company Manual, NYSE listed non-US companies may, in general, follow their home country corporate governance practices in lieu of some of the NYSE corporate governance requirements. We are committed to a high standard of corporate governance. As such, we endeavor to comply with most of the NYSE corporate governance practices. However, the following are the ways in which our current corporate governance practices differ from NYSE corporate governance requirements since the laws of the Cayman Islands do not require such compliance:

•	Our corporate governance and nominating committee of our board of directors is not composed entirely of independent directors.

•	Our compensation committee of our board of directors is not composed entirely of independent directors.

We may in the future determine to voluntarily comply with one or more of the foregoing provisions as required by NYSE’s Listed Company Manual.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report.

ITEM 19.	EXHIBITS

EXHIBITS INDEX

Exhibit Number	Description

1.1	Amended and Restated Memorandum and Articles of Association of Acorn International, Inc.

2.1*	Specimen American Depositary Receipt

2.2*	Specimen Certificate for Ordinary Shares

2.33**	Form of Deposit Agreement among Acorn International, Inc., Citibank, N.A., and holders and beneficial owners of American Depositary Shares issued thereunder

4.1*	2006 Equity Incentive Plan

4.2*	Forms of option grant agreements and form of SARs Award Agreement

4.3*	Form of Indemnification Agreement with the directors of Acorn International, Inc.

4.4*	Form of Employment Agreement of Acorn International, Inc.

4.5*	Joint Venture Contract between Acorn Information Technology (Shanghai) Co., Ltd. and Shanghai Yimeng Digital Technology Co., Ltd. dated December 9, 2005

4.6***	Exclusive Partnership Agreement between Global Infomercial Services, Inc. and Acorn International, Inc.

4.7***	Loan Agreement dated November 29, 2011 by and among Acorn Information Technology (Shanghai) Co., Ltd., Don Dongjie Yang and Weiguo Ge

4.8***	Operation and Management Agreement dated November 29, 2011 by and among Acorn Information Technology (Shanghai) Co., Ltd., Beijing Acorn Trade Co., Ltd., Don Dongjie Yang and Weiguo Ge

4.9***	Operation and Management Agreement dated November 29, 2011 by and among Acorn Information Technology (Shanghai) Co., Ltd., Shanghai Acorn Network Technology Development Co., Ltd., Don Dongjie Yang and Weiguo Ge

4.10***	Equity Pledge Agreement dated November 29, 2011 among Acorn Information Technology (Shanghai) Co., Ltd., Don Dongjie Yang and Weiguo Ge in connection with shares of Shanghai Acorn Network Technology Development Co., Ltd.

4.11***	Equity Pledge Agreement dated November 29, 2011 among Acorn Information Technology (Shanghai) Co., Ltd., Don Dongjie Yang and Weiguo Ge in connection with shares of Beijing Acorn Trade Co., Ltd.

4.12***	Exclusive Purchase Agreement dated November 29, 2011 among Acorn Information Technology (Shanghai) Co., Ltd., Don Dongjie Yang, Weiguo Ge and Beijing Acorn Trade Co., Ltd.

4.13***	Exclusive Purchase Agreement dated November 29, 2011 among Acorn Information Technology (Shanghai) Co., Ltd., Don Dongjie Yang, Weiguo Ge and Shanghai Acorn Network Development Technology Co., Ltd.

4.14***	Power of Attorney dated November 29, 2011 issued by Don Dongjie Yang and Weiguo Ge in favor of designees of Acorn Information Technology (Shanghai) Co., Ltd. in connection with Shanghai Acorn Network Technology Development Co., Ltd.

4.15***	Power of Attorney dated November 29, 2011 issued by Don Dongjie Yang and Weiguo Ge in favor of designees of Acorn Information Technology (Shanghai) Co., Ltd. in connection with Beijing Acorn Trade Co., Ltd.

Exhibit Number	Description

4.16***	Letter of Consent dated November 29, 2011 issued by Wenjun Hu

4.17***	Letter of Consent dated November 29, 2011 issued by Zhongqiu Cui

4.18****	Loan Agreement dated September 23, 2013 by and among Shanghai HJX Digital Technology Co., Ltd., Don Dongjie Yang and Weiguo Ge

4.19****	Operation and Management Agreement dated December 17, 2013 by and among Shanghai HJX Digital Technology Co., Ltd., Shanghai HJX Electronic Technology Co., Ltd., Don Dongjie Yang and Weiguo Ge

4.20****	Operation and Management Agreement dated September 23, 2013 by and among Shanghai HJX Digital Technology Co., Ltd., Beijing HJX Technology Development Co., Ltd., Don Dongjie Yang and Weiguo Ge

4.21****	Equity Pledge Agreement dated December 17, 2013 by and among Shanghai HJX Digital Technology Co., Ltd., Don Dongjie Yang and Weiguo Ge

4.22****	Equity Pledge Agreement dated September 23, 2013 by and among Shanghai HJX Digital Technology Co., Ltd., Don Dongjie Yang and Weiguo Ge

4.23****	Exclusive Purchase Agreement dated December 17, 2013 by and among Shanghai HJX Digital Technology Co., Ltd., Shanghai HJX Electronic Technology Co., Ltd., Don Dongjie Yang and Weiguo Ge

4.24****	Exclusive Purchase Agreement dated September 23, 2013 by and among Shanghai HJX Digital Technology Co., Ltd., Beijing HJX Technology Development Co., Ltd., Don Dongjie Yang and Weiguo Ge

4.25****	Power of Attorney dated December 17, 2013 issued by Don Dongjie Yang and Weiguo Ge in favor of designees of Shanghai HJX Digital Technology Co., Ltd. in connection with HJX Electronic Technology Co., Ltd.

4.26****	Power of Attorney dated September 23, 2013 issued by Don Dongjie Yang and Weiguo Ge in favor of designees of Shanghai HJX Digital Technology Co., Ltd. in connection with Beijing HJX Technology Development Co., Ltd.

4.27****	Exclusive Technical Service Agreement dated December 17, 2013 by and among Shanghai HJX Digital Technology Co., Ltd. and Shanghai HJX Electronic Technology Co., Ltd.

4.28****	Exclusive Technical Service Agreement dated September 23, 2013 by and among Shanghai HJX Digital Technology Co., Ltd. and Beijing HJX Technology Development Co., Ltd.

4.29****	Letter of Consent dated September 23, 2013 issued by Wenjun Hu

4.30****	Letter of Consent dated September 23, 2013 issued by Zhongqiu Cui

4.31****	Letter of Consent dated May 25, 2013 issued by Wenjun Hu

4.32****	Power of Attorney dated May 25, 2013 issued by Don Dongjie Yang and Weiguo Ge in favor of designees of Acorn Information Technology (Shanghai) Co., Ltd. in connection with Shanghai Acorn Network Technology Development Co., Ltd.

4.33****	Power of Attorney dated May 25, 2013 issued by Don Dongjie Yang and Weiguo Ge in favor of designees of Acorn Information Technology (Shanghai) Co., Ltd. in connection with Beijing Acorn Trade Co., Ltd.

8.1	List of subsidiaries

Exhibit Number	Description

11.1*	Code of Business Conduct and Ethics of Acorn International, Inc.

12.1	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

23.1	Consent of Commerce & Finance

23.2	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

*	Previously filed as an exhibit to the Registration Statement on F-1 registration (File No. 333-141860), as amended, initially filed with the Securities and Exchange Commission on April 3, 2007.
**	Incorporated by reference to the Registration Statement on Form F-6 (File No. 333-142177), which was filed with the Securities and Exchange Commission with respect to American depositary shares representing ordinary shares on April 17, 2007.
***	Previously filed with the Registrant’s annual report on Form 20-F, filed with the SEC on April 23, 2012.
****	Previously filed with the Registrant’s annual report on Form 20-F, filed with the SEC on April 17, 2014.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ACORN INTERNATIONAL, INC.

/s/ Robert W. Roche
Name:	Robert W. Roche
Title:	Chief Executive Officer

Date: May 13, 2015

ACORN INTERNATIONAL, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF

ACORN INTERNATIONAL, INC.

We have audited the accompanying consolidated balance sheets of Acorn International, Inc. and its subsidiaries and variable interest entities (collectively, the “Group”) as of December 31, 2013 and 2014, and the related consolidated statements of operations, comprehensive income (loss), changes in equity, and cash flows for each of the three years in the period ended December 31, 2014. Our audits also included the financial statement schedule included in Schedule I. These financial statements and related financial statement schedule are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements and related financial statement schedule based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Acorn International, Inc. and its subsidiaries and variable interest entities as of December 31, 2013 and 2014, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

The accompanying consolidated financial statements have been prepared assuming that the Group will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Group’s recurring losses from operations and negative cash flows from operations, along with other matters set forth in Note 2 in the consolidated financial statements, raise substantial doubt about its ability to continue as a going concern. Management’s plans concerning these matters are also discussed in Note 2 to the consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, China

May 13, 2015

ACORN INTERNATIONAL, INC.

CONSOLIDATED BALANCE SHEETS

(In US dollars, except share data)

	December 31,
	2013	2014
Assets
Current assets:
Cash and cash equivalents	$82,552,314	$34,686,379
Restricted cash	347,718	9,759,765
Accounts receivable, net of allowance for doubtful accounts of $3,508,859 and $3,127,348 as of December 31, 2013 and 2014, respectively	6,097,658	7,089,542
Notes receivable	—	122,452
Inventory	16,647,060	12,781,741
Prepaid advertising expenses	3,214,784	6,161,815
Other prepaid expenses and current assets, net of allowance for doubtful accounts of $127,653 and $127,192 as of December 31, 2013 and 2014, respectively	6,901,302	9,325,400
Deferred tax assets, net	847,696	953,395

Total current assets	116,608,532	80,880,489
Prepaid land use right, net	8,019,857	7,813,337
Property and equipment, net	29,755,082	26,840,184
Acquired intangible assets, net	1,480,363	1,178,667
Investments in affiliates	8,202,374	7,941,850
Restricted cash	9,677,049	—
Other long-term assets	1,610,456	1,077,935

Total assets	$175,353,713	$125,732,462

Liabilities and equity
Current liabilities:
Accounts payable	$13,368,777	$10,405,413
Accrued expenses and other current liabilities	13,107,760	11,824,586
Notes payable	1,148,125	—
Income taxes payable	1,308,616	1,801,842
Deferred revenue	787,273	666,739
Current portion of long-term debt	—	8,506,324

Total current liabilities	29,720,551	33,204,904
Long-term debt	8,502,198	—
Deferred tax liability	858,811	855,709

Total liabilities	39,081,560	34,060,613

Commitments and contingencies (Note 18)
Equity:
Acorn International, Inc. shareholders’ equity:
Ordinary shares ($0.01 par value; 100,000,000 shares authorized 94,937,174 and 95,237,174 shares issued and 82,449,791 and 82,749,791 shares outstanding as of December 31, 2013 and 2014, respectively)	949,372	952,372
Additional paid-in capital	161,499,810	161,924,810
Accumulated deficits	(41,861,680)	(86,190,592)
Accumulated other comprehensive income	35,284,912	34,584,804
Treasury stock, at cost (12,487,383 and 12,487,383 shares as of December 31, 2013 and 2014, respectively)	(20,109,451)	(20,109,451)

Total Acorn International, Inc. shareholders’ equity	135,762,963	91,161,943
Noncontrolling interests	509,190	509,906

Total equity	136,272,153	91,671,849

Total liabilities and equity	$175,353,713	$125,732,462

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

	December 31,
	2013	2014
Assets of consolidated VIEs:
Current assets:
Cash and cash equivalents	$5,932,591	$2,482,194
Restricted cash	118,093	117,666
Accounts receivable, net of allowance for doubtful accounts of $2,500,828 and $2,102,147 as of December 31, 2013 and 2014, respectively	3,311,055	1,199,717
Inventory	1,230,441	1,027,639
Other prepaid expenses and current assets	1,999,697	2,445,557
Deferred tax assets	72,209	426,071

Total current assets	12,664,086	7,698,844
Property and equipment, net	7,083,690	6,439,167

Total assets of consolidated VIEs	$19,747,776	$14,138,011

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

	December 31,
	2013	2014
Liabilities of consolidated VIEs:
Current liabilities:
Accounts payable	$288,225	$428,782
Accrued expenses and other current liabilities	4,843,541	3,409,738
Deferred revenue	787,198	666,702
Income taxes payable	—	426,071

Total liabilities of consolidated VIEs	$5,918,964	$4,931,293

The accompanying notes are an integral part of these consolidated financial statements.

ACORN INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In US dollars, except share data)

	For the years ended December 31,
	2012	2013	2014
Revenues:
Direct sales, net	$193,614,500	$136,416,423	$45,232,943
Distribution sales, net	48,959,174	48,294,457	49,521,779

Total revenues, net	242,573,674	184,710,880	94,754,722

Cost of revenues:
Direct sales	96,471,502	57,445,266	24,352,882
Distribution sales	35,475,084	35,046,146	32,570,037

Total cost of revenues	131,946,586	92,491,412	56,922,919

Gross profit	110,627,088	92,219,468	37,831,803

Operating (expenses) income
Advertising expenses	(58,337,710)	(51,730,624)	(16,232,840)
Other selling and marketing expenses	(50,346,118)	(54,873,872)	(40,177,216)
General and administrative expenses	(27,070,799)	(30,680,912)	(28,417,373)
Other operating income, net	3,276,753	2,614,561	2,121,208

Total operating expenses	(132,477,874)	(134,670,847)	(82,706,221)

Loss from operations	(21,850,786)	(42,451,379)	(44,874,418)
Interest expense	—	(152,931)	(189,863)
Other income, net	5,755,017	3,547,407	2,143,550

Loss before income taxes and equity in losses of affiliates	(16,095,769)	(39,056,903)	(42,920,731)
Income tax expenses	(1,822,626)	(645,763)	(1,170,517)
Equity in losses of affiliates	—	(205,567)	(235,161)

Net loss	(17,918,395)	(39,908,233)	(44,326,409)
Net income (loss) attributable to noncontrolling interests	7,679	(12,355)	2,503

Net loss attributable to Acorn International, Inc. shareholders	$(17,926,074)	$(39,895,878)	$(44,328,912)

Loss per ordinary share:
Basic and diluted	$(0.20)	$(0.47)	$(0.54)

Shares used in calculating loss per ordinary share:
Basic and diluted	89,965,979	84,115,169	82,690,613

Includes share-based compensation related to:
General and administrative expenses	$424,445	$446,412	$428,000

The accompanying notes are an integral part of these consolidated financial statements.

ACORN INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In US dollars, except share data)

	For the years ended December 31,
	2012	2013	2014
Net loss	$(17,918,395)	$(39,908,233)	$(44,326,409)
Other comprehensive income, net of tax
Foreign currency translation adjustments	400,568	4,578,301	(701,895)

Comprehensive loss	(17,517,827)	(35,329,932)	(45,028,304)
Comprehensive income attributable to non-controlling interest	8,400	1,737	716

Comprehensive loss attributable to Acorn International, Inc.	(17,526,227)	(35,331,669)	(45,029,020)

The accompanying notes are an integral part of these consolidated financial statements.

ACORN INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In US dollars, except share data)

	Acorn International, Inc. shareholders’ equity
	Ordinary shares		Additional paid-in capital	Retained earnings (Accumulated deficits)	Accumulated other comprehensive income	Treasury stock, at cost		Total	Noncontrolling interests	Total equity
	Shares	Amount				Shares	Amount
Balance at January 1, 2012	94,566,617	$945,666	$160,632,659	$15,960,272	$30,320,856	(4,627,833)	$(11,463,946)	$196,395,507	$499,053	$196,894,560
Net income (loss)	—	—	—	(17,926,074)	—	—	—	(17,926,074)	7,679	(17,918,395)
Foreign currency translation adjustments	—	—	—	—	399,847	—	—	399,847	721	400,568
Exercise of restricted share units	50,892	509	(509)	—	—	—	—	—	—	—
Share-based compensation	—	—	424,445	—	—	—	—	424,445	—	424,445

Balance at December 31, 2012	94,617,509	$946,175	$161,056,595	$(1,965,802)	$30,720,703	(4,627,833)	$(11,463,946)	$179,293,725	$507,453	$179,801,178
Net loss	—	—	—	(39,895,878)	—	—	—	(39,895,878)	(12,355)	(39,908,233)
Foreign currency translation adjustments	—	—	—	—	4,564,209	—	—	4,564,209	14,092	4,578,301
Repurchase of ordinary shares	—	—	—	—	—	(7,859,550)	(8,645,505)	(8,645,505)	—	(8,645,505)
Exercise of restricted share units	319,665	3,197	(3,197)	—	—	—	—	—	—	—
Share-based compensation	—	—	446,412	—	—	—	—	446,412	—	446,412

Balance at December 31, 2013	94,937,174	$949,372	$161,499,810	$(41,861,680)	$35,284,912	(12,487,383)	$(20,109,451)	$135,762,963	$509,190	$136,272,153
Net income (loss)	—	—	—	(44,328,912)	—	—	—	(44,328,912)	2,503	(44,326,409)
Foreign currency translation adjustments	—	—	—	—	(700,108)	—	—	(700,108)	(1,787)	(701,895)
Exercise of restricted share units	300,000	3,000	(3,000)	—	—	—	—	—	—	—
Share-based compensation	—	—	428,000	—	—	—	—	428,000	—	428,000

Balance at December 31, 2014	95,237,174	$952,372	$161,924,810	$(86,190,592)	$34,584,804	(12,487,383)	$(20,109,451)	$91,161,943	$509,906	$91,671,849

The accompanying notes are an integral part of these consolidated financial statements.

ACORN INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In US dollars, except share data)

	For the years ended December 31,
	2012	2013	2014
Operating activities:
Net loss	$(17,918,395)	$(39,908,233)	$(44,326,409)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Share-based compensation	424,445	446,412	428,000
Equity in losses of affiliates	—	205,567	235,161
Capital gain upon dilution on CBG’ shares	—	(85,629)	—
Reversal of allowance for doubtful receivables	(50,746)	(615,258)	(381,972)
Inventory write-downs	270,902	3,856,608	936,126
Depreciation and amortization	4,510,935	4,548,923	4,053,944
Losses from disposal of equipment and other long-term assets	79,533	78,534	1,085,910
Deferred income tax expenses (benefits)	3,182,139	(555,133)	(109,664)
Gains on trading securities	(601,793)	(222,532)	—
Accrued interests on long-term debt	—	152,931	189,863
Accrued interests on restricted cash	—	(294,966)	(360,033)
Changes in operating assets and liabilities:
Proceeds from sales of trading securities	349,338	10,647,996	—
Accounts receivable	2,443,987	8,801,068	(610,373)
Notes receivable	(127,859)	127,859	(122,452)
Inventory	9,997,869	2,116,206	2,929,193
Prepaid advertising expenses	3,092,199	5,347,939	(2,947,031)
Other prepaid expenses and current assets	(2,043,307)	4,961,785	(1,425,279)
Accounts payable	(9,886,512)	2,231,482	(2,963,364)
Accrued expenses and other current liabilities	(5,338,524)	(564,627)	(1,468,911)
Notes payable	(3,711,816)	448,101	(1,148,125)
Income taxes payable	(3,154,387)	859,190	493,226
Deferred revenue	903,945	(116,672)	(120,534)

Net cash provided by (used in) operating activities	$(17,578,047)	$2,467,551	$(45,632,724)

Investing activities:
Purchase of property and equipment	(2,530,606)	(3,421,032)	(1,360,682)
Proceeds from disposal of equipment	14,878	7,997	2,403
Purchase of other long-term assets	(390,807)	(560,584)	(620,985)
Investments in an affiliate	(1,300,000)	—	—
Decrease (increase) in restricted cash	1,310,253	(9,900,842)	265,002

Net cash used in investing activities	$(2,896,282)	$(13,874,461)	$(1,714,262)

ACORN INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

(In US dollars, except share data)

	For the years ended December 31,
	2012	2013	2014
Financing activities:
Increase in long-term debt	—	8,450,000	—
Repurchase of ordinary shares	—	(8,645,505)	—
Dividends paid	(467)	—	—

Net cash used in financing activities	$(467)	$(195,505)	$—

Effect of exchange rate changes on cash and cash equivalents	$269,812	$3,179,574	$(518,949)

Net decrease in cash and cash equivalents	$(20,204,984)	$(8,422,841)	$(47,865,935)
Cash and cash equivalents at the beginning of the year	111,180,139	90,975,155	82,552,314

Cash and cash equivalents at the end of the year	$90,975,155	$82,552,314	$34,686,379

Supplemental disclosure of cash flow information:
Income taxes paid	$1,734,442	$456,077	$873,771

Interest paid	$—	$100,733	$185,737

The accompanying notes are an integral part of these consolidated financial statements.

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In US dollars, except share data, unless otherwise stated)

1. Organization and principal activities

Acorn International, Inc. (“Acorn International” or the “Company”) was incorporated in Cayman Islands on December 20, 2005. China DRTV, Inc. (“China DRTV”) was incorporated in the British Virgin Islands (“BVI”) on March 4, 2004.

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

Consolidated subsidiaries and changes to consolidated subsidiaries

As of December 31, 2014, the subsidiaries of Acorn International were as follows:

Name of subsidiaries	Percentage of ownership	Date of incorporation	Place of incorporation
China DRTV, Inc. (“China DRTV”)	100%	March 4, 2004	BVI
Smooth Profit Limited (“Smooth Profit”)	100%	September 18, 2007	BVI
MK AND T Communications Limited (“MK AND T”)	100%	October 27, 1998	Hong Kong
Bright Rainbow Investments Limited (“Bright Rainbow”)	100%	October 29, 2007	Hong Kong
Shanghai Acorn Advertising Broadcasting Co., Ltd. (“Shanghai Advertising”)	100%	August 19, 2004	PRC
Shanghai HJX Digital Technology Co., Ltd. (“Shanghai HJX”)	100%	August 23, 2004	PRC
Acorn International Electronic Technology (Shanghai) Co., Ltd. (“Acorn Electronic”)	100%	August 23, 2004	PRC
Acorn Information Technology (Shanghai) Co., Ltd. (“Acorn Information”)	100%	August 27, 2004	PRC
Beijing Acorn Youngleda Oxygen Generating Co., Ltd. (“Beijing Youngleda”)	100%	October 20, 2004	PRC
YiyangYukang Communication Equipment Co., Ltd. (“YiyangYukang”)	100%	November 29, 2005	PRC
Zhuhai Sunrana Bio-tech Co., Ltd. (“Zhuhai Sunrana”)	51%	June 16, 2006	PRC
Zhuhai Acorn Electronic Technology Co., Ltd. (“Zhuhai Acorn”)	100%	September 26, 2006	PRC
Beijing HJZX Software Technology Development Co., Ltd. (“Beijing HJZX”)	100%	January 22, 2007	PRC
ZhongshanMeijin Digital Technology Co., Ltd. (“ZhongshanMeijin”)	75%	February 13, 2007	PRC
Acorn Trade (Shanghai) Co., Ltd. (“Acorn Trade”)	100%	December 13, 2007	PRC
Shanghai Acorn HJX Software Technology Development Co., Ltd. (“HJX Software”)	100%	May 12, 2009	PRC
Wuxi Acorn Enterprise Management Consulting Co., Ltd. (“Wuxi Acorn”)	100%	January 29, 2010	PRC

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In US dollars, except share data, unless otherwise stated)

1. Organization and principal activities—(Continued)

Consolidated subsidiaries and changes to consolidated subsidiaries—(Continued)

Name of subsidiaries	Percentage of ownership	Date of incorporation	Place of incorporation
Star Education & Technology Group Inc.	100%	January 8, 2014	Cayman Island
Star Education & Technology Limited	100%	January 22, 2014	BVI
HJX International Limited	100%	March 5, 2014	Hong Kong

In January 2013, Shanghai Acorn Enterprise Management Consulting Co., Ltd. (“Acorn Consulting”), a previously consolidated subsidiary of the Group, was deregistered and the Group ceased to consolidate Acorn Consulting upon the completion of this deregistration.

In 2014, we established Star Education & Technology Group Inc. in the Cayman Islands, Star Education & Technology Limited in the British Virgin Islands and HJX International Limited in Hong Kong, respectively, with an aim to further expand our electronic learning product business in the future.

VIE Arrangements

As of December 31, 2014, the variable interest entities of Acorn International were as follows:

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

Due to the complicated and lengthy approval process and uncertain position of the Ministry of Commerce of People’s Republic of China (“PRC”) towards approving investment in direct sale business by foreign investors under the Administrative Measures on Foreign Investment in Commercial Sector, Acorn International conducts its direct sales other than Ozing product direct sales through two VIEs (Beijing Acorn and Shanghai Network) which hold direct sales licenses. Beijing Acorn and Shanghai Network are owned 100% by two PRC nationals: Mr. Don Dongjie Yang, Acorn International’s co-founder, former Executive Chairman and Chief Executive Officer (“CEO”), and Mr. Weiguo Ge, the former assistant general managers of the Group’s finance department (who resigned effective March 31, 2015). Mr. Don Dongjie Yang and Mr. Weiguo Ge collectively hold 12.64% of Acorn International as of the date of the financial statements. Acorn Information Technology (Shanghai) Co., Ltd. (“Acorn Information”), a wholly-owned subsidiary of Acorn International, entered into various agreements with each of Beijing Acorn and Shanghai Network and their shareholders, Mr. Don Dongjie Yang and Mr. Weiguo Ge, including (i) Irrevocable Powers of Attorney, under which each of the two shareholders of the VIEs granted to designees of Acorn Information the power to exercise all voting rights as a shareholder of these VIEs, (ii) Loan Agreement, under which Acorn Information made interest-free loans to the shareholders of these VIEs in an aggregate amount of approximately RMB162.5 million (equivalent to US$26.7 million) and agreed to make additional interest-free loans not exceeding approximately RMB30.4 million (equivalent to US$5.0 million) for capital contributions by the shareholders in these VIEs, (iii) Operation and Management Agreements, under which the parties thereto agreed that Acorn Information directs the day-to-day operational and financial activities of these VIEs, each of the directors, general managers and other senior management personnel of these affiliated entities will be appointed as

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In US dollars, except share data, unless otherwise stated)

1. Organization and principal activities—(Continued)

VIE Arrangements—(Continued)

nominated by Acorn Information, and that these VIEs do not conduct any transactions which might substantially affect their assets, obligations, rights and business operations without the prior written consent of Acorn Information, (iv) Equity Pledge Agreements, under which the shareholders of these VIEs pledged all of their equity interests in these VIEs to Acorn Information as collateral to guarantee the performance of these VIEs under the Operation and Management Agreements and the Technical Services Agreements as described below, as well as their personal obligations under the Loan Agreement, (v) Exclusive Purchase Agreements, under which the shareholders of these VIEs irrevocably granted Acorn Information or its designees an exclusive option to purchase at any time if and when permitted under PRC law, all or any portion of their equity interests in these VIEs for a price that is the minimum amount permitted by PRC law, (vi) Technical Service Agreements, under which Acorn Information became the exclusive provider of technical support and consulting services to these VIEs in exchange for service fees, and (vii) Spouse Consent Letters, pursuant to which the spouse of each of the shareholders of these two affiliated entities acknowledges that she is aware of, and consents to, the execution by her spouse of irrevocable powers of attorney, equity pledge agreements and the exclusive purchase agreements described above and, with respect to establishment, grant and performance of the above irrevocable powers of attorney, equity pledge and the exclusive purchase, each spouse further agrees that, whether at present or in the future, she will not take any actions or raise any claims or objection.

Through the above arrangements, Acorn Information holds all the variable interests of Beijing Acorn and Shanghai Network and has power to direct the activities that most significantly impact the economic success of Beijing Acorn and Shanghai Network and absorbs the majority of the economic risks and rewards of Beijing Acorn and Shanghai Network through service fees. The nominal shareholders lack the ability to make decisions that have a significant effect on the operations of Beijing Acorn and Shanghai Network and do not absorb the expected losses because the capital of Beijing Acorn and Shanghai Network were funded using loans borrowed from Acorn Information. Therefore, Acorn International is the primary beneficiary of these two VIEs and accordingly, the financial statements of Beijing Acorn and Shanghai Network have been consolidated with Acorn International as its subsidiaries since VIE structure were established.

Due to the aforesaid complicated and lengthy approval process and uncertain position of the Ministry of Commerce of PRC towards approving investment in direct sale business by foreign investors as well as certain restrictions or prohibitions on foreign ownership of companies that engage in internet and other related businesses imposed by current PRC laws and regulations, including the provision of internet content, in 2013, Acorn International set up two new VIEs, Beijing HJX and HJX Electronic, and began to conduct its internet interactive service through Beijing HJX which hold the service license of telecommunication and information operation, and its Ozing product direct sales through HJX Electronic. Like Beijing Acorn and Shanghai Network, Beijing HJX and HJX Electronic are each also owned 100% by Mr. Don Dongjie Yang and Mr. Weiguo Ge. Shanghai HJX, a wholly-owned subsidiary of Acorn International, entered into various agreements with each of Beijing HJX and HJX Electronic and their shareholders, Mr. Don Dongjie Yang and Mr. Weiguo Ge, including (i) Irrevocable Powers of Attorney, under which each of the two shareholders of these VIEs granted to designees of Shanghai HJX the power to exercise all voting rights as a shareholder of these VIEs, (ii) Loan Agreement, under which Shanghai HJX made interest-free loans to the shareholders of these VIEs in an aggregate amount of approximately RMB53.0 million (equivalent to US$8.7 million) for capital contributions by the shareholders in these VIEs, (iii) Operation and Management Agreements, under which the parties thereto agreed that Shanghai HJX directs the day-to-day operational and financial activities of these VIEs, each of the directors, general

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In US dollars, except share data, unless otherwise stated)

1. Organization and principal activities—(Continued)

VIE Arrangements—(Continued)

managers and other senior management personnel of these affiliated entities will be appointed as nominated by Shanghai HJX, and that these VIEs do not conduct any transactions which might substantially affect their assets, obligations, rights and business operations without the prior written consent of Shanghai HJX, (iv) Equity Pledge Agreements, under which the shareholders of the VIEs pledged all of their equity interests in these VIEs to Shanghai HJX as collateral to guarantee the performance of these VIEs under the Operation and Management Agreements and the Technical Services Agreements as described below, as well as their personal obligations under the Loan Agreement, (v) Exclusive Purchase Agreements, under which the shareholders of these VIEs irrevocably granted Shanghai HJX or its designees an exclusive option to purchase at any time if and when permitted under PRC law, all or any portion of their equity interests in these VIEs for a price that is the minimum amount permitted by PRC law, (vi) Technical Service Agreements, under which Shanghai HJX became the exclusive provider of technical support and consulting services to these VIEs in exchange for service fees, and (vii) Spouse Consent Letters, pursuant to which the spouse of each of the shareholders of these two affiliated entities acknowledges that she is aware of, and consents to, the execution by her spouse of irrevocable powers of attorney, equity pledge agreements and the exclusive purchase agreements described above and with respect to establishment, grant and performance of the above irrevocable powers of attorney, equity pledge and the exclusive purchase, each spouse further agrees that, whether at present or in the future, she will not take any actions or raise any claims or objection.

Through the above arrangements, Shanghai HJX holds all the variable interests of Beijing HJX and HJX Electronic and has power to direct the activities that most significantly impact the economic success of Beijing HJX and HJX Electronic and absorbs the majority of the economic risks and rewards of Beijing HJX and HJX Electronic through service fees. The nominal shareholders lack the ability to make decisions that have a significant effect on the operations of Beijing HJX and HJX Electronic and do not absorb the expected losses because the capital of Beijing HJX and HJX Electronic were funded using loans borrowed from Shanghai HJX. Therefore, Acorn International is the primary beneficiary of these two VIEs and accordingly, the financial statements of Beijing HJX and HJX Electronic have been consolidated with Acorn International as its subsidiaries since the VIE structure were established.

The Group believes that its current ownership structure, and the contractual arrangements that Acorn Information and Shanghai HJX entered into with the consolidated VIEs and their equity owners are in compliance with existing PRC laws and regulations according to the opinions of the Group’s PRC legal counsel. The contractual arrangements among Acorn Information and each of Beijing Acorn and Shanghai Network and their shareholders, Shanghai HJX and each of Beijing HJX and HJX Electronic and their shareholders are valid, binding and enforceable. However, there are uncertainties regarding the interpretation and application of current and future PRC laws and regulations. The PRC competent regulatory authorities may take a view in the future that is contrary to the above opinions of the Group’s PRC legal counsel. If the current agreements that establish the structure for conducting the Group’s PRC direct sales business and internet interactive service were found to be in violation of existing or future PRC laws or regulations, the Group may be required to restructure its ownership structure and direct sales and internet interactive service operations in the PRC to comply with PRC laws and regulations, which may affect the Group’s financial position and cash flows related to these VIE structures. In addition, there are uncertainties in the PRC legal system that could limit the Group’s ability to enforce these contractual agreements in the event that the consolidated VIEs or their shareholders fail to meet

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In US dollars, except share data, unless otherwise stated)

1. Organization and principal activities—(Continued)

VIE Arrangements—(Continued)

their contractual obligations. If the legal structure and contractual arrangements were found to be in violation of PRC laws and regulations, the PRC government could:

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

The interests of Mr. Don Dongjie Yang and Mr. Weiguo Ge as shareholders of the VIEs may differ from the interests of the Group as a whole, as what is in the best interests of the VIEs may not be in the best interests of the Groupy. Mr. Don Dongjie Yang and Mr. Weiguo Ge together hold approximately 12.64% of the total ordinary shares of Acorn International outstanding as of the date of the financial statements. The Group cannot assure that when conflicts of interest arise, Mr. Don Dongjie Yang and Mr. Weiguo Ge will act in the best interests of the Group or that conflicts of interests will be resolved in the Group’s favor. In addition, these individuals may breach or cause the VIEs and their subsidiaries to breach or refuse to renew the existing contractual arrangements with the Group. Currently, the Group does not have existing arrangements to address potential conflicts of interest Mr. Don Dongjie Yang and Mr. Weiguo Ge may encounter in their capacity as beneficial owners, director and officer of the VIEs, on the one hand, and as beneficial owners of Acorn International, on the other hand. However, the Exclusive Purchase Agreements provides the Group with a mechanism to remove each of Mr. Don Dongjie Yang and Mr. Weiguo Ge as beneficial shareholders of the VIEs should he act to the detriment of the Group. The Group relies on Mr. Don Dongjie Yang and Mr. Weiguo Ge to abide by laws of the PRC and Cayman Islands and act in the best interest of the Group.

Mr. Weiguo Ge resigned from his position as assistant general manager of the Group’s finance department, effective March 31, 2015. Prior to his resignation, Mr. Weiguo Ge agreed to cooperate with the board of directors of Acorn International to transfer his 25% equity interest in each of the four VIEs as well as his rights and obligations under the various contractual arrangements to which he is a party relating to the Group’s control over the four VIEs, to one or more individuals selected by the board of directors of Acorn International. This transfer has not yet been effected as of the date of the financial statements. Effective May 4, 2015, Mr. Don Dongjie

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In US dollars, except share data, unless otherwise stated)

1. Organization and principal activities—(Continued)

VIE Arrangements—(Continued)

Yang no longer served as Executive Chairman or CEO, the Group is aware that it will rely on Mr. Don Dongjie Yang’s cooperation to transfer his 75% equity interest in each of the VIEs, as well as his rights and obligations under each of the various contractual arrangements to which he is a party relating to the Group’s control over the four VIEs, to one or more individuals selected by the board of directors of Acorn International.

However, the legal frameworks of the PRC and Cayman Islands do not provide guidance on how to resolve conflicts in the event of a conflict with another corporate governance regime. If the Group cannot resolve any conflicts of interest or disputes between the Group and Mr. Don Dongjie Yang and Mr. Weiguo Ge, the Group would have to rely on legal proceedings, which could result in disruption of its business, and there is substantial uncertainty as to the outcome of any such legal proceedings.

The Group believes that its ability to direct the activities of the four VIEs that most significantly impact the VIEs’ economic performance is not affected by the above uncertainties in the PRC legal system. Accordingly, the four VIEs continue to be consolidated VIEs of the Group.

Summary financial information of the Group’s four VIEs included in the accompanying consolidated financial statements is as follows:

	For the years ended December 31,
	2012	2013	2014
Net revenues	$190,302,130	$137,947,971	$44,907,449

Net income (loss)	$1,765,918	$18,873,242	$(8,282,712)

The VIEs contributed an aggregate of 78.5%, 74.7% and 47.4% of the consolidated net revenues for the years ended December 31, 2012, 2013 and 2014, respectively. The Group’s operations not conducted through contractual arrangements with the VIE primarily consist of its distribution sales business. As of the fiscal years ended December 31, 2013 and 2014, the VIEs accounted for an aggregate of 11.3% and 11.2%, respectively, of the consolidated total assets, and 15.1% and 14.5%, respectively, of the consolidated total liabilities. The assets not associated with the VIEs primarily consist of cash and cash equivalents, inventory, prepaid land use right and property and equipment, net.

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

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

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

Net income or loss of a subsidiary is attributed to the Group and to the noncontrolling interests even if this results in the noncontrolling interests having a deficit balance. Noncontrolling interests in subsidiaries are presented separately from the Group’s equity therein.

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

(d) Going concern

The accompanying consolidated financial statements have been prepared assuming that the Group will continue as a going concern. During the year ended December 31, 2014, the Group incurred a loss from operations of $44,328,912. At December 31, 2014, the Group had an accumulated deficit of $86,190,592 and had experienced negative cash flows from operating activities in the amount of $45,632,724. In addition, the Group’s cash and cash equivalents balance was reduced to $34,686,379 as of December 31, 2014.

These circumstances raise substantial doubt as to the ability of the Group to meet its obligations as they come due and, accordingly, the use of accounting principles applicable to a going concern may not be appropriate. The Group will need to obtain additional funding in the future in order to finance the Group’s business strategy, operations and growth. If the Group is unable to arrange for sufficient funding on a timely basis, it may be required to significantly curtail its business activities until it can obtain adequate financing.

In order to respond the significant negative impact on the Group’s liquidity position during 2014, it has taken, or is in the process of taking, various actions to reduce its losses, generate additional cash flows and identify potential borrowing sources to further increase its liquidity in 2015, including:

•	in the first quarter of 2015, the Group decided to stop purchasing TV advertising time—historically the largest component of total advertising expenses and totaled $16.2 million in 2014;

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In US dollars, except share data, unless otherwise stated)

2. Summary of principal accounting policies—(Continued)

(d) Going concern—(Continued)

•	in the first quarter of 2015, the Group terminated arrangements with various media companies and is pursuing a refund of prepaid advertising time, which amounted to $6.2 million as of December 31, 2014;

•	the Group has continued to reduce headcount across all of business divisions and is evaluating additional reductions in force which are expected to further reduce labor cost by approximately $0.3 million per month;

•	in the first quarter of 2015, the Group subleased various excess office and warehouse-space-reducing related costs and generating additional cash flows;

•	in the first quarter of 2015, the Group repaid $8.45 million loan previously outstanding under its credit facility (which is no longer available). The Group is in preliminarily discussions with a PRC commercial bank to secure a borrowing facility of approximately RMB100 million ($16.1 million) utilizing its facilities, including its office space, call center and warehouse located in Shanghai, China, as collateral.

•	the Group is evaluating the sales of other non-core assets and securities.

These financial statements do not reflect the potentially material adjustments in the carrying values of assets and liabilities, the reported expenses, and the balance sheet classifications used, that would be necessary if the going concern assumption were not appropriate.

(e) Fair value of financial instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (also referred to as an exit price) and expands disclosure requirements about assets and liabilities measured at fair value. The guidance establishes a hierarchy for inputs used in measuring fair value that gives the highest priority to observable inputs and the lowest priority to unobservable inputs as follows:

•	Level 1—Observable unadjusted quoted prices in active markets for identical assets or liabilities.

•	Level 2—Observable inputs other than quoted prices in active markets for identical assets or liabilities, for which all significant inputs are observable, either directly or indirectly.

•	Level 3—Unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities.

When available, the Group measures the fair value of financial instruments based on quoted market prices in active markets, valuation techniques that use observable market-based inputs or unobservable inputs that are corroborated by market data. The Group uses valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities measured at fair value are classified in the categories of Level 1, Level 2, and Level 3 based on the lowest level input that is significant to the fair value

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In US dollars, except share data, unless otherwise stated)

2. Summary of principal accounting policies—(Continued)

(e) Fair value of financial instruments—(Continued)

measurement in its entirety. Pricing information the Group obtains from third parties is internally validated for reasonableness prior to use in the consolidated financial statements. When observable market prices are not readily available, the Group generally estimates the fair value using valuation techniques that rely on alternate market data or inputs that are generally less readily observable from objective sources and are estimated based on pertinent information available at the time of the applicable reporting periods. In certain cases, fair values are not subject to precise quantification or verification and may fluctuate as economic and market factors vary and the Group’s evaluation of those factors changes. Although the Group uses its best judgment in estimating the fair value of these financial instruments, there are inherent limitations in any estimation technique. In these cases, a minor change in an assumption could result in a significant change in its estimate of fair value, thereby increasing or decreasing the amounts of the Group’s consolidated assets, liabilities, equity and net income or loss.

The Group’s financial instruments consist of cash and cash equivalents, restricted cash, short-term investments, accounts receivable, notes receivable, accounts payable, notes payable and long-term debt. For cash and cash equivalents, restricted cash, accounts receivable, notes receivable, accounts payable and notes payable, the carrying amounts of these financial instruments as of December 31, 2013 and 2014 were considered representative of their fair values due to their short-term nature. The carrying value of long-term debt approximates its fair value as the impact to discount the long-term debt with a market based interest rate is insignificant.

(f) Cash and cash equivalents

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

The RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in China’s foreign exchange trading system market. The Group’s aggregate amount of cash and cash equivalents and restricted cash denominated in RMB amounted to RMB542,037,027 ($88,903,710) and RMB 241,610,810 ($39,485,342) as of December 31, 2013 and 2014, respectively.

(g) Restricted cash

Under the notes payable, third-party bank channel sales arrangements and long-term debt with the banks, the Group is required to maintain certain cash balances in the banks based on the amounts of notes payable and long-term debt granted. These balances related to the notes payable and third-party bank channel sales arrangements were reflected as restricted cash in the balance sheet and amounted to $347,718 and $117,666 as of

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In US dollars, except share data, unless otherwise stated)

2. Summary of principal accounting policies—(Continued)

(g) Restricted cash—(Continued)

December 31, 2013 and 2014, respectively. The balance related to the long-term debt were reflected as restricted cash in the balance sheet and amounted to $ 9,677,049 and 9,642,098 as of December 31, 2013 and 2014, respectively.

(h) Short-term investments

The Group’s short-term investments consist of trading securities.

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

(j) Prepaid land use right

Prepaid land use right is valued at the cost to obtain the right less accumulated amortization. Amortization is computed on a straight-line basis over 50 years’ useful life of the right.

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

(m) Impairment of long-lived assets

The Group evaluates its long-lived assets and finite-lived intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When these

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In US dollars, except share data, unless otherwise stated)

2. Summary of principal accounting policies—(Continued)

(m) Impairment of long-lived assets—(Continued)

events occur, the Group measures impairment by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the future undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss equal to the excess of the carrying amount over the fair value of the assets.

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

The Group relies on China Express Mail Service Corporation (“EMS”) and local delivery companies to provide the Group data as to their successful deliveries for the Group’s direct sales products. EMS and local delivery companies regularly report product delivery information. In 2012, 2013 and 2014, direct sales net revenues were adjusted in the current accounting period based on actual unsuccessful product deliveries experience reported by EMS and local delivery companies. For unsuccessful deliveries, EMS and local delivery companies are required to return the undelivered products to the Group. It generally takes two to three weeks for EMS to return the undelivered products to the Group whereas it generally takes approximately seven days for local delivery companies to do so.

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

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

Sales taxes

The Group presents revenues net of sales taxes incurred. The sales taxes amounted to $706,540, $439,144 and $199,721 for the years ended December 31, 2012, 2013 and 2014, respectively. Before subtracting sales taxes, gross direct sales revenues were $194,220,344, $136,810,535 and $ 45,361,639 and gross distribution sales revenues were $49,059,870, $48,339,489 and $ 49,592,804 for the years ended December 31, 2012, 2013 and 2014, respectively.

(p) Advertising expenses

The Group records cash advances paid to advertising companies as prepaid advertising expenses in the consolidated balance sheets. The Group then expenses the prepaid advertising expenses as the advertisement is shown.

(q) Shipping and handling costs

The Group records costs incurred for shipping and handling as part of other selling and marketing expenses in the consolidated statements of operations. Shipping and handling costs were $15,222,530, $12,351,337 and $4,902,307 for the years ended December 31, 2012, 2013 and 2014, respectively.

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

The government subsidies in 2012, 2013 and 2014 were $2,997,096, $2,130,623 and $829,238, respectively.

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

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

The aggregated gains (losses) through foreign currency transactions in 2012, 2013 and 2014 were $(20,498), $184,157 and $(31,847), respectively.

(v) Concentration of credit risk

Financial instruments that potentially expose the Group to concentration of credit risk consist primarily of cash and cash equivalents, restricted cash, available-for-sale securities, accounts receivable and notes receivable. All of the Group’s cash and cash equivalents and restricted cash are held with large state-owned financial institutions. The Group engages delivery companies, mainly EMSexpress, to deliver products to customers and to collect cash from the customers for direct sales gross revenues through direct sales platforms. The Group conducts credit evaluations of delivery companies and generally does not require collateral or other security from its delivery companies. The Group establishes an allowance for doubtful accounts primarily based on the age of the receivables and factors surrounding the credit risk of specific customers.

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In US dollars, except share data, unless otherwise stated)

2. Summary of principal accounting policies—(Continued)

(v) Concentration of credit risk—(Continued)

As of December 31, 2013 accounts receivables from EMS was $1,140,368, 18.7% of the total accounts receivables. As of December 31, 2014, no accounts receivables from a single delivery company were more than 10% of the total accounts receivables.

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

(z) Recently issued accounting pronouncements

In May 2014, the FASB and International Accounting Standards Board (“IASB”) issued their converged standard on revenue recognition. The objective of the revenue standard ASU 2014-09, “Revenue from Contracts with Customers (Topic 606)” is to provide a single, comprehensive revenue recognition model for all contracts with customers to improve comparability within industries, across industries, and across capital markets. The revenue standard contains principles that an entity will apply to determine the measurement of revenue and timing of when it is recognized. The underlying principle is that an entity will recognize revenue to depict the transfer of goods or services to customers at an amount that the entity expects to be entitled to in exchange for those goods or services. For public companies, the revenue standard is effective for the first interim period within annual reporting periods beginning after December 15, 2016 and early adoption is not permitted. The Group is in the process of evaluating the impact of the standard on its consolidated financial statements.

On August 27, 2014, the FASB issued ASU 2014-15, which provides guidance on determining when and how reporting entities must disclose going-concern uncertainties in their financial statements. The new standard requires management to perform interim and annual assessments of an entity’s ability to continue as a going

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In US dollars, except share data, unless otherwise stated)

2. Summary of principal accounting policies—(Continued)

(z) Recently issued accounting pronouncements—(Continued)

concern within one year of the date of issuance of the entity’s financial statements (or within one year after the date on which the financial statements are available to be issued, when applicable). Further, an entity must provide certain disclosures if there is “substantial doubt about the entity’s ability to continue as a going concern.” The ASU is effective for annual periods ending after December 15, 2016, and interim periods thereafter. Early adoption is permitted. The ASU shall be applied at the effective date, and the Group is in the process of evaluating the impact of the standard on its consolidated financial statements.

In November 2014, the FASB issued a new pronouncement which provides guidance on determining whether the host contract in a hybrid financial instrument issued in the form of a share is more akin to debt or to equity. The new standard requires management to determine the nature of the host contract by considering the economic characteristics and risks of the entire hybrid financial instrument, including the embedded derivative feature that is being evaluated for separate accounting from the host contract. The new standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015. Early adoption, including adoption in an interim period, is permitted. The effects of initially adopting the amendments in this Update should be applied on a modified retrospective basis to existing hybrid financial instruments issued in the form of a share as of the beginning of the fiscal year for which the amendments are effective. The Group is assessing the effect of adoption of this guidance on the Group’s consolidated financial states.

3. Short-term investments

Trading securities

Investments in trading securities consist of marketable bond funds which are measured using the closing prices from the exchange market as of the measurement date on a recurring basis; as such, they are classified within Level 1 measurements. We obtain the majority of the prices used in this valuation from quoted market value.

In 2013, the Group disposed all its trading securities, and the Group has no trading securities as of December 31, 2013 and 2014 respectively.

Investment gains of trading securities for the years ended December 31, 2012 and 2013 consisted of the following and was included in the other income in the consolidated statements of operations:

	For the years ended December 31
	2012	2013
Realized gains from sales of trading securities	$349,338	$222,532
Unrealized holding gains (losses)	252,455	—

	$601,793	$222,532

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In US dollars, except share data, unless otherwise stated)

4. Accounts receivable

An analysis of allowance for doubtful accounts for the years ended December 31, 2012, 2013 and 2014 was as follows:

	For the years ended December 31,
	2012	2013	2014
Balance at beginning of the year	$4,157,614	$4,127,947	$3,508,859
Charged to (Reduce from) expenses	1,064,477	(16,491)	(180,039)
Charges taken against allowance	(1,094,144)	(602,597)	(201,472)

Balance at end of the year	$4,127,947	$3,508,859	$3,127,348

In 2012, the Group made additional bad debt provision related to the transition of certain local delivery companies used to fulfill the direct sales orders to improve the successful goods delivery rate. In 2013 and 2014, the Group wrote off certain bad debt provision resulted from settlement agreed between the delivery companies.

5. Inventory

Inventory consisted of the following:

	December 31,
	2013	2014
Raw materials and work in progress	$3,310,501	$1,272,379
Finished goods and merchandise goods	13,336,559	11,509,362

	$16,647,060	$12,781,741

As of December 31, 2013 and 2014, a portion of finished goods and merchandise goods and certain raw materials and work in process inventory were in excess of the Group’s current requirements based on the recent level of sales. The Group recorded inventory write-downs of $270,902, $3,856,608 and $936,126 for the years ended December 31, 2012, 2013 and 2014, respectively.

6. Other prepaid expenses and current assets

Other prepaid expenses and current assets consisted of the following:

	December 31,
	2013	2014
Value-added tax recoverable	$1,902,630	$1,580,141
Advances to suppliers	1,510,128	2,814,648
Interest receivable	—	656,785
Prepaid income tax	140,365	28,394
Other prepaid expenses	3,348,179	4,245,432

	$6,901,302	$9,325,400

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In US dollars, except share data, unless otherwise stated)

7. Property and equipment, net

Property and equipment, net consisted of the following:

	December 31,
	2013	2014
Buildings	$27,961,937	$27,644,891
Computers and office equipment	12,188,023	12,820,490
Leasehold improvements	2,780,058	869,130
Vehicles	916,226	872,860
Information Technology equipment	845,512	839,068
Machinery	640,580	644,474

	$45,332,336	$43,690,913
Less: accumulated depreciation and amortization	(16,286,927)	(16,861,205)

	$29,045,409	$26,829,708
Construction in progress	709,673	10,476

	$29,755,082	$26,840,184

Depreciation and amortization expenses for property and equipment were $3,307,549, $3,470,338 and $3,066,565 for the years ended December 31, 2012, 2013 and 2014, respectively. In 2014, the Group early terminated a lease on one of its offices, and wrote-off the related leasehold improvement with the carrying amount of $529,187 and recognized a loss on disposal of $529,187.

8. Acquired intangible assets, net

Acquired intangible assets, net consisted of the following:

	December 31,
	2013	2014
Distribution networks	$2,329,849	$2,329,849
Trademarks	2,928,365	2,925,453

	$5,258,214	$5,255,302
Less: accumulated amortization	(3,777,851)	(4,076,635)

	$1,480,363	$1,178,667

The Group recorded amortization expenses of $330,220, $316,121 and $301,697 for the years ended December 31, 2012, 2013 and 2014, respectively. The amortization expenses of the above intangible assets will be approximately $301,669, $301,699, $221,584, $141,470 and $141,470 for 2015, 2016, 2017, 2018 and 2019, respectively.

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In US dollars, except share data, unless otherwise stated)

9. Investments in affiliates

Investments accounted for under the equity method of accounting

In January 2010, Shanghai An-Nai-Chi, a company which previously was a 51.0% equity-owned consolidated subsidiary of the Group, received a cash injection of $1.5 million from a third party of the Group. After the cash injection, the Group retained 33.2% equity interests in Shanghai An-Nai-Chi and no longer had control in Shanghai An-Nai-Chi. As the Group holds one out of five board seats on the Board of Shanghai An-Nai-Chi and has significant influence over financial and operating decision-making after deconsolidation, the Group accounts for the retained 33.2% equity interests using the equity method of accounting. The retained investment was re-measured at fair value of $1.1 million on the date the Group deconsolidated Shanghai An-Nai-Chi. The Group’s equity in losses of Shanghai An-Nai-Chi in 2011 was $743,153 and were recognized in equity in losses of affiliates in the consolidated statement of operations. The carrying amount of the investment in Shanghai An-Nai-Chi has been reduced to zero as of December 31, 2011. The Group did not recognize any equity in losses of Shanghai An-Nai-Chi through 2012 and 2014 as the Group has no obligation to fund additional losses.

On December 31, 2012, the Group acquired 9.3% of the equity interests in China Branding Company Limited (“CBG”) for cash of $1.3 million. Mr. Robert W. Roche, Acorn’s co-founder and current executive chairman and CEO, individually holds an additional 7.6% equity interests in CBG and holds one out of five board seats of CBG and accordingly, Mr. Roche is able to exercise significant influence through his participation on the Board of Directors. As such, management believes that it can exercise significant influence over CBG through the Group’s direct equity investment, the Group’s indirect investment through Mr. Roche’s equity interest, and Mr. Roche’s significant influence over CBG. Therefore, the Group accounts for this investment using the equity method of accounting. In February 2013, the Group’s investment in CBG decreased from 9.3% to 8.7% as a result of dilution due to issuance of additional shares by CBG to a new investor, which was accounted for as if the Group sold 0.6% equity interests in CBG, and the gains from this dilution was immaterial. The Group’s equity in losses of CBG in 2013 and 2014 were $205,567 and $235,161 and were recognized in equity in losses of affiliates in the consolidated statements of operation.

10. Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consisted of the following:

	December 31,
	2013	2014
Other taxes payable	$1,923,070	$1,303,688
Accrued employee payroll and welfare	3,402,678	2,919,888
Other payable	4,910,720	2,889,184
Accrued expenses	2,580,340	4,114,212
Advances from customers	290,952	597,614

	$13,107,760	$11,824,586

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

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In US dollars, except share data, unless otherwise stated)

11. Debt

The Group’s debt consisted of the following:

	December 31,
	2013	2014
Long-term debt, current portion	—	8,506,324

Total debt, current	—	8,506,324
Long-term debt	8,502,198	—

Total	$8,502,198	$8,506,324

The Group entered into a two-year loan agreement with Bank of Communications of China on March 13, 2013 with a borrowing amount of $8.45 million. The loan bears an interest rate of USD 6-month Libor+1.80% (the effective interest rate for 2014 was about 2.2459%) with a maturity date of February 10, 2015. The loan has been repaid in full in February 2015.

12. Share-based compensation

In May 2006, the Group adopted the 2006 Equity Incentive Plan (the “2006 Option Plan”) which allows the Group to offer a variety of incentive awards to employees, officers, directors or individual consultants or advisors who render services to the Group and authorized the issuance of 24,133,000 ordinary shares. Under the 2006 Option Plan, the share options and stock appreciation rights (“SARs”) are generally granted with an exercise price equal to the fair market value of the underlying shares, as determined by the Group’s board of directors at the date of grant and expire after ten years and six years, respectively, with vesting occurring 25% upon grant and the remaining 75% vesting ratably over three years. Certain share options and SARs granted vest immediately upon grant, and certain share options and SARs granted vest upon the satisfaction of certain performance targets. The proceeds from the exercise of the SARs by the grantee will be equity settled by delivery of equivalent fair value of ordinary shares of the Group.

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

The Group recorded compensation expense of $424,445, $446,412 and $428,000 for the years ended December 31, 2012, 2013 and 2014, respectively.

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In US dollars, except share data, unless otherwise stated)

12. Share-based compensation—(Continued)

The fair value of each RSU granted in 2010 and 2012 were based on quoted market price of the Group’s ordinary share on the grant date.

A summary of the share options and SARs activities for the year ended December 31, 2014 and the information regarding the share options and SARs outstanding as of December 31, 2014 were as follows:

	Number of share options/ SARs	Weighted average exercise price	Weighted average remaining contract terms	Aggregate intrinsic value
Share options/SARs outstanding at January 1, 2014	2,335,482	$1.78
Granted	—	$—
Forfeited	—	$—
Expired	—	$—
Exercised	—	$—

Share options/SARs outstanding at December 31, 2014	2,335,482	$1.78	0.31 years	$—

Share options/SARs vested or expected to vest at December 31, 2014	2,335,482	$1.78	0.31 years	$—

Share options/SAR exercisable at December 31, 2014	2,335,482	$1.78	0.31 years	$—

The weighted-average fair value of share options and SARs granted in 2012, 2013 and 2014 was nil, nil and nil, respectively. The total fair value of options and SARs vested in 2012, 2013 and 2014 was nil, nil and nil. Due to the fact that market price is lower than weighted-average exercise price, the aggregate intrinsic value of share options and SARs was nil as of December 31, 2014.

A summary of the RSUs activities for the year ended December 31, 2014 was as follows:

	Number of RSUs	Weighted average grant date fair value
Nonvested at January 1, 2014	900,000	$1.43
Granted	—	$1.43
Forfeited	(300,000)	$1.43
Vested	(300,000)	$1.43

Nonvested at December 31, 2014	300,000	$1.43

As of December 31, 2014, there was $71,333 in total unrecognized compensation expense related to unvested share-based compensation arrangements granted under the 2006 Option Plan, which is expected to be recognized over a weighted-average period of 0.16 years.

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In US dollars, except share data, unless otherwise stated)

13. Taxation

Acorn International and Star Education & Technology Group Inc. are incorporated in the Cayman Islands and is not subject to tax in this jurisdiction.

China DRTV, Smooth Profit and Star Education & Technology Limited are incorporated in the British Virgin Islands and are not subject to tax in this jurisdiction.

The Group’s Hong Kong subsidiaries, MK AND T, Bright Rainbow, and HJX International Limited, are subject to Hong Kong statutory income tax on their Hong Kong sourced income.

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

Shanghai HJX, Acorn Electronic, Beijing Youngleda, YiyangYukang and Zhuhai Acorn, as foreign-invested manufacturing enterprises which are scheduled to operate for at least ten years, are entitled to a two-year exemption and three-year 50% reduction starting from the first profit making year after absorbing all prior years’ tax losses, which can be carried forward for five years (the “Tax Holiday”). Under the New EIT Law, enterprises not generating profits before 2008 are required to commence the Tax Holiday beginning January 1, 2008. HJX Software, as a recognized software company, is eligible for the Tax Holiday from 2009.

The Group’s remaining PRC subsidiaries are subject to the statutory rate of 25% in 2012, 2013 and 2014 in accordance with the New EIT Law.

The aggregate dollar effect of tax holidays on income tax expense for the period amounted to $49,642, $204,884 and nil in 2012, 2013 and 2014, respectively (representing an increase in basic and diluted loss per ordinary share from operations of nil, nil and nil in 2012, 2013 and 2014, respectively).

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

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In US dollars, except share data, unless otherwise stated)

13. Taxation—(Continued)

The Group has made its assessment of each tax position (including the potential application of interests and penalties) based solely on the technical merits of the position, and has measured the unrecognized benefits associated with the tax positions. As of December 31, 2012, 2013 and 2014, the Group had unrecognized tax benefits of approximately nil million, $0.7 and $1.8 million, respectively. During 2013 and 2014, the Group recorded uncertain tax benefits of $0.7 million and $1.1 million associated with intercompany transfer pricing results falling below the median of the inter-quartile range of comparable companies. The unrecognized tax benefits would impact the effective income tax if recognized. A reconciliation of the beginning and ending amount of unrecognized tax benefits for the years ended December 31, 2012, 2013 and 2014 was as follows:

	For the years ended December 31,
	2012	2013	2014
	(in million)	(in million)	(in million)
Unrecognized tax benefits at beginning of the year	$2.5	$—	$0.7
Additions in current year	—	0.7	1.1
Lapse of statute of limitation	(2.5)	—	—

Unrecognized tax benefits at end of the year	$—	$0.7	$1.8

As of December 31, 2012, 2013 and 2014, the amount of interests and penalties related to uncertain tax positions was immaterial.

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of income taxes is due to computational errors made by the taxpayer. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined, but an underpayment of income tax liability exceeding RMB100,000 (approximately $15,000) is specifically listed as a special circumstance. In the case of a transfer pricing related adjustment, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. The Group’s PRC subsidiaries are therefore subject to examination by the PRC tax authorities from 2010 through 2014 on non-transfer pricing matters, and from 2004 through 2014 on transfer pricing matters.

The current and deferred portion of income tax (expenses) benefits included in the consolidated statements of operations were as follows:

	For the years ended December 31,
	2012	2013	2014
Current income tax (expenses) benefits	$1,359,513	$(1,200,896)	$(1,280,181)
Deferred income tax (expenses) benefits	(3,182,139)	555,133	109,664

	(1,822,626)	(645,763)	(1,170,517)

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In US dollars, except share data, unless otherwise stated)

13. Taxation—(Continued)

Reconciliation between the effective income tax rate and the PRC statutory income tax rate was as follows:

	For the years ended December 31,
	2012	2013	2014
PRC statutory tax rate	25%	25%	25%
Expenses not deductible for tax purposes	(1)%	(2)%	1%
Effect of different tax rate of subsidiary operations in other jurisdiction	(3)%	(1)%	(1)%
Change in valuation allowance	(47)%	(23)%	(24)%
Effect of change in tax rate on deferred tax assets/liabilities	—	1%	(1)%
Recognition of the unrecognized tax benefit	15%	(2)%	(3)%

Effective tax rate	(11)%	(2)%	(3)%

The principal components of the Group’s deferred income tax assets and liabilities as of December 31, 2013 and 2014 were as follows:

	December 31,
	2013	2014
Deferred tax assets:
Allowance and reserves	$2,635,126	$2,807,768
Accrued expenses	1,254,642	1,683,185
Revenue recognition difference	432,911	343,377
Advertising expenses	4,707,264	4,420,265
YiyangYukang long-term assets reduction	815	812
Net operating losses	11,987,650	21,985,889

	$21,018,408	$31,241,296
Less: valuation allowance	(20,170,712)	(30,287,901)

	$847,696	$953,395

Deferred tax liabilities:
Fair value step up of retained investment in Shanghai Yimeng	(858,811)	(855,709)

	$(858,811)	$(855,709)

	$(11,115)	$97,686

Deferred tax assets were analyzed as:
Current	$847,696	$953,395

Deferred tax liabilities were analyzed as:
Non-current	(858,811)	(855,709)

	$(858,811)	$(855,709)

	$(11,115)	$97,686

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In US dollars, except share data, unless otherwise stated)

13. Taxation—(Continued)

As of December 31, 2014, the Group had tax losses carrying forward of $ 88,694,725. The tax losses will expire between 2015 and 2019 if they are not utilized.

The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, the Group believes it is not more-likely-than-not that the Group will realize the benefits of these deductible differences, thus an additional valuation allowance for approximately $7.6 million, $9.2 million and $10.1 million were recognized in 2012, 2013 and 2014, respectively. The remainder amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward periods are reduced.

14. Other income net

Other income (expenses) consisted of the following:

	For the years ended December 31,
	2012	2013	2014
Interest income	$3,302,882	$3,298,083	$2,599,279
Sale of E-Roda trademark	1,942,682	—	—
Investment gain	601,793	308,160	—
Others	(92,340)	(58,836)	(455,729)

	$5,755,017	$3,547,407	$2,143,550

15. Loss per share

The computation of basic and diluted loss per ordinary share from operations for the years ended December 31, 2012, 2013 and 2014 was as follows:

	For the years ended December 31,
	2012	2013	2014
Numerator:
Net loss attributable to Acorn International, Inc. shareholders from operations—basic and diluted	$(17,926,074)	$(39,895,878)	$(44,328,912)

Denominator:
Weighted average ordinary shares outstanding—basic and diluted	89,965,979	84,115,169	82,690,613

loss per ordinary share:
Basic and diluted	$(0.20)	$(0.47)	$(0.54)

The Group had 4,443,648, 3,235,482 and 2,635,482 outstanding stock options, SARs and RSUs outstanding in 2012, 2013 and 2014, respectively, which could have potentially diluted income per share in the future, but were excluded in the computation of diluted loss per share in 2012, 2013 and 2014, as the Group had net loss attributable to shareholders from operations in those periods.

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In US dollars, except share data, unless otherwise stated)

16. Share repurchase program

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

17. Mainland China contribution plan and profit appropriation

Employees of the Group in the PRC are entitled to retirement benefits calculated with reference to their salary basis upon retirement and their length of service in accordance with a PRC government-managed retirement plan. The PRC government is directly responsible for the payments of the benefits to these retired employees. The Group is required to make contributions to the government-managed retirement plan based on certain percentages of the employees’ monthly salaries. The amounts contributed by the Group were $1,952,704, $2,671,372 and $1,952,480 for the years ended December 31, 2012, 2013 and 2014, respectively.

In addition, the Group is required by law to contribute medical, unemployment, housing and other statutory benefits based on certain percentages of the employees’ monthly salaries. The PRC government is directly responsible for the payments of the benefits to these employees. The amounts contributed by the Group were $2,036,029, $2,610,731 and $1,968,199 for the years ended December 31, 2012, 2013 and 2014, respectively.

In accordance with relevant PRC Company Law and regulations and the Group’s Articles of Association, the Group’s PRC subsidiaries were required to appropriate 10% of their respective profit after taxation reported in their statutory financial statements prepared under the PRC GAAP to the statutory surplus reserve. The Group has statutory reserve balance of $7,648,288 and $7,674,602 as of December 31, 2013 and 2014, respectively. The appropriation of statutory surplus reserve will cease upon the balance of the statutory surplus reserve reaching 50% of the companies’ registered capital. The statutory surplus reserves may be used to make up losses or for conversion into the shareholders’ equity.

18. Commitments and contingencies

(A) Leases commitments

The Group leases certain office premises and buildings under non-cancelable leases. Rental expenses under operating leases for 2012, 2013 and 2014 were $2,216,502, $2,753,740 and $2,908,304, respectively.

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In US dollars, except share data, unless otherwise stated)

18. Commitments and contingencies—(Continued)

(A) Leases commitments—(Continued)

As of December 31, 2014, future minimum lease payments under non-cancelable operating leases agreements were as follows:

2015	$1,387,765
2016	1,110,661
2017	398,570
2018	86,452
2019 and thereafter	211,213

$3,194,661

(B) Advertising commitments

As of December 31, 2014, the commitments for the advertising contracts signed by the Group were as follows:

2014	$16,737,049

Of the total commitments, $6,111,611 was prepaid as of December 31, 2014.

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

19. Segment and geographic information

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

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In US dollars, except share data, unless otherwise stated)

19. Segment and geographic information—(Continued)

The Group’s revenues are all generated from direct sales platform and nationwide distribution networks in the PRC. The revenues by each group of similar products are as follows:

	For the years ended December 31,
Product	2012	2013	2014
Electronic learning products	$41,345,071	$40,902,630	$44,137,557
Collectible products	20,427,475	29,642,629	15,413,624
Health products	10,691,723	10,098,466	9,876,415
Kitchen and household	2,842,536	27,008,095	9,809,998
Mobile phones	64,712,559	25,923,877	6,000,241
Fitness products	62,629,956	38,427,278	4,554,072
Cosmetics products	7,089,145	2,311,099	853,133
Auto products	452,282	323,920	191,314
Consumer electronics products	8,489,927	807,764	61,161
Other products	24,599,540	9,704,266	4,056,928

Total gross revenues	$243,280,214	$185,150,024	$94,954,443
Less: sales taxes	(706,540)	(439,144)	(199,721)

Total revenues, net	$242,573,674	$184,710,880	$94,754,722

The gross profit by segments is as follows:

Year ended December 31, 2012	Direct sales	Distribution sales	Total
Revenue, net	$193,614,500	$48,959,174	$242,573,674
Cost of revenue	96,471,502	35,475,084	131,946,586

Gross profit	$97,142,998	$13,484,090	$110,627,088

Year ended December 31, 2013	Direct sales	Distribution sales	Total
Revenue, net	$136,416,423	$48,294,457	$184,710,880
Cost of revenue	57,445,266	35,046,146	92,491,412

Gross profit	$78,971,157	$13,248,311	$92,219,468

Year ended December 31, 2014	Direct sales	Distribution sales	Total
Revenue, net	$45,232,943	$49,521,779	$94,754,722
Cost of revenue	24,352,882	32,570,037	56,922,919

Gross profit	$20,880,061	$16,951,742	$37,831,803

Geographic information

The Group operates in the PRC and all of the Group’s long-lived assets are located in the PRC.

In 2012, 2013 and 2014, no customer accounted for 10% or more of the Group’s net revenues.

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In US dollars, except share data, unless otherwise stated)

20. Related party transactions

In 2014, the Group entered into a series of business cooperation with certain entities in which Mr. Robert W. Roche, a major shareholder, a director the executive chairman and CEO of Acorn International, owns significant equity interests. Details of the transactions for the years ended December 31 2014 were as follows:

	For the years ended December 31,
	2012	2013	2014
Software purchase	$—	$—	$1,187,922
Service rendered	$—	$—	$391,800
Goods purchase	$—	$—	$309,473

The Group paid $1.2 million as a setup-fee and trial fee for the dialing software and call center management system. The Group terminated all business relations with this related party in 2014, and did not put the software into continued usage and the paid amount was booked in General and administrative expenses. The Group received advertising production, celebrity endorsement service and purchased fashion accessories such as shoes and handbags for Internet sales.

Furthermore, the Group leased out our vacant premises to CBG and provided administrative and human resources services to CBG. Details of the transactions and balances for the years ended December 31, 2014 were as follows:

	For the years ended December 31,
	2012	2013	2014
Lease income	$—	$—	$97,635
Service income	$—	$—	$48,818

	December 31,
	2013	2014
Other receivable	$21,850	$168,303

On July 4, 2013, the Group provided a related party loan of $21,850 bearing interest at a rate of 7% per annum to CBG. The loan is still outstanding as of December 31, 2014. The other receivable balance is related to lease and service income.

21. Restricted net assets

Relevant PRC laws and regulations permit payments of dividends by the Group’s PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. As a result of these PRC laws and regulations, the Group’s PRC subsidiaries are restricted in their abilities to transfer a portion of their net assets either in the form of dividends, loans or advances, which restricted portion amounted to $4,497,180 as of December 31, 2014. This amount is made up of the registered equity of the Group’s PRC subsidiaries and the statutory reserves disclosed in Note 16. In addition, as a result of the Group’s restructuring effective January 1, 2005, retained earnings of $20,336,734 related to the pre-restructuring companies was unavailable for distribution as a normal dividend to Acorn International in accordance with relevant PRC laws and regulations.

ADDITIONAL INFORMATION—FINANCIAL STATEMENT SCHEDULE I

ACORN INTERNATIONAL, INC.

These financial statements have been prepared in conformity with accounting principles generally accepted in the United States.

FINANCIAL INFORMATION OF PARENT COMPANY

BALANCE SHEETS

(In US dollars, except share data)

	December 31,
	2013	2014
Assets
Current assets:
Cash and cash equivalents	$2,708,804	$4,928,041
Other current assets	69,153	88,420
Amounts due from subsidiaries	8,909,203	8,881,560

Total current assets	11,687,160	13,898,021
Investments in subsidiaries	111,453,643	65,447,106

Total assets	$123,140,803	$79,345,127

Liabilities and equity
Current liabilities:
Other current liabilities	$254,980	$206,414
Amount due to subsidiaries	—	849,784
Current portion of long-term debt	—	8,506,324

Total current liabilities	254,980	9,562,522
Long-term debt	8,502,198	—

Total liabilities	8,757,178	9,562,522

Equity:
Ordinary shares ($0.01 par value; 100,000,000 shares authorized, 94,937,174 and 95,237,174 shares issued and 82,449,791 and 82,749,791 shares outstanding as of December 31, 2013 and 2014, respectively)	949,372	952,372
Additional paid-in capital	158,962,286	159,387,286
Accumulated deficits	(60,703,494)	(105,032,406)
Accumulated other comprehensive income	35,284,912	34,584,804
Treasury stock, at cost (12,487,383 and 12,487,383 shares as of December 31, 2013 and 2014, respectively)	(20,109,451)	(20,109,451)

Total equity	114,383,625	69,782,605

Total liabilities and equity	$123,140,803	$79,345,127

FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF OPERATIONS

(In US dollars)

	For the years ended December 31,
	2012	2013	2014
Operating expenses:
Other selling and marketing expenses	$—	$640	$357
General and administrative expenses	1,479,363	1,131,520	1,888,954

Total operating expenses	1,479,363	1,132,160	1,889,311

Loss from operations	(1,479,363)	(1,132,160)	(1,889,311)
Equity in losses of subsidiaries	(16,446,388)	(38,650,417)	(42,249,948)
Other expenses	(323)	(113,301)	(189,653)

Loss before income taxes	(17,926,074)	(39,895,878)	(44,328,912)
Income taxes	—	—	—

Net loss of Acorn International, Inc. shareholders	$(17,926,074)	$(39,895,878)	$(44,328,912)

FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF COMPREHENSIVE LOSS

(In US dollars, except share data)

	For the years ended December 31,
	2012	2013	2014
Net loss	$(17,926,074)	$(39,895,878)	$(44,328,912)
Other comprehensive income, net of tax
Foreign currency translation adjustments	399,847	4,564,209	(700,108)

Comprehensive loss of Acorn International, Inc.	(17,526,227)	(35,331,669)	(45,029,020)

FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF CASH FLOWS

(In US dollars)

	For the years ended December 31,
	2012	2013	2014
Operating activities:
Net loss attributable to Acorn International, Inc. shareholders	$(17,926,074)	$(39,895,878)	$(44,328,912)
Share-based compensation	424,445	446,412	428,000
Equity in (earnings) losses of subsidiaries	16,446,388	38,650,417	42,249,948
Accrued interests on long-term debt	—	152,931	4,126
Changes in operating assets and liabilities:
Other current assets	10,432	19,260	(19,267)
Amounts due from subsidiaries	559,832	—	27,643
Amounts due to subsidiaries			849,784
Other current liabilities	(27,729)	(72,509)	(48,564)

Net cash used in operating activities	$(512,706)	$(699,367)	$(837,242)

Investing activities:
Cash received from capital deduction of YiyangYukang	—	—	3,056,479

Net cash provided by investing activities	$—	$—	$3,056,479

Financing activities:
Increase in long-term debt	—	8,450,000	—
Repurchase of ordinary shares	—	(8,645,505)	—
Dividends paid	(467)	—	—

Net cash used in financing activities	$(467)	$(195,505)	$—

Net increase (decrease) in cash and cash equivalents	$(513,173)	$(894,872)	$2,219,237
Cash and cash equivalents at the beginning of the year	4,116,849	3,603,676	2,708,804

Cash and cash equivalents at the end of the year	$3,603,676	$2,708,804	$4,928,041

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