Form 20-F
period 2015-12-31
Acorn International, Inc.
filed 2016-05-16
CIK 1365742

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2015
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

19/F, 20th Building, 487 Tianlin Road, Shanghai 200233

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing twenty ordinary shares, par value $0.01 per share	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 76,531,135

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes    ☒ No

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

ACORN INTERNATIONAL, INC.

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report only, references to:

•	“ordinary shares” are to our ordinary shares, par value $0.01 per share;

•	“ADSs” are to our American depositary shares, each of which represents twenty ordinary shares;

•	“ADRs” are to American depositary receipts, which, if issued, evidence our ADSs;

•	“$”, “US$”, “USD” and “U.S. dollars” are to the legal currency of the United States;

•	“China” and the “PRC” are to the People’s Republic of China, excluding Taiwan and the special administrative regions of Hong Kong and Macau;

•	“variable interest entities,” or “VIEs,” refer to Shanghai Acorn Network Technology Development Co., Ltd., Beijing Acorn Trade Co., Ltd. and Beijing HJX Technology Development Co., Ltd., the domestic PRC companies in which we do not have equity interests but whose financial results have been consolidated into our consolidated financial statements in accordance with U.S. GAAP due to our having effective control over, and our being the primary beneficiary of, the three companies;

•	“consolidated affiliated entities” refer to our variable interest entities and their direct and indirect subsidiaries;

•	“RMB” and “Renminbi” are to the legal currency of China; and

•	“we”, “us”, “our”, “our company” and “our Group” refer to Acorn International, Inc., its predecessor entities, subsidiaries and consolidated affiliated entities, as the context may require.

This annual report on Form 20-F includes our audited consolidated statements of operation data for the years ended December 31, 2013, 2014 and 2015, and audited consolidated balance sheet data as of December 31, 2014 and 2015.

We completed the initial public offering of our ADSs in May 2007. Our ADSs are listed on the New York Stock Exchange under the symbol “ATV”.

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts are forward-looking statements based on our current expectations, assumptions, estimates and projections about us and our industry. These statements involve known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” which may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward- looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigations Reform Act of 1995. In some cases, these forward-looking statements can be identified by words or phrases such as “aim”, “anticipate”, “believe”, “continue”, “estimate”, “expect”, “intend”, “is/are likely to”, “may”, “plan”, “potential”, “will” or other similar expressions. The forward-looking statements included in this annual report relate to, among others:

•	anticipated operating results for 2016;

•	our ability to reduce our losses, generate cash flows and fund our operations;

•	our goals and strategies, our expansion plans and our success in developing our business model;

•	expected trends in our direct sales platform and our distribution network, and in our margins and certain cost or expense items as a percentage of our net revenues;

•	our future business development, financial condition and results of operations;

•	our ability to introduce successful new products and attract new customers;

•	our ability to maintain and build our brand and revenue for our direct sales products, particularly following our decisions to terminate the purchase of TV airtime for TV direct sales;

•	our ability to manage our featured product lines;

•	competition from companies in a number of industries, including internet companies that provide direct sales marketing in China for consumer products;

•	our ability to effectively control our cost of sales and efficiently access media channels;

•	PRC governmental policies and regulations relating to our businesses;

•	general economic and business condition in China and elsewhere; and

•	assumptions underlying or related to any of the foregoing.

The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. We would like to caution you not to place undue reliance on forward-looking statements and you should read these statements in conjunction with the risk factors disclosed in “Item 3.D. Key Information — Risk Factors.” Those risks are not exhaustive. We operate in an emerging and evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. You should read thoroughly this annual report and the documents that we refer to with the understanding that our actual future results may be materially different from what we expect. All forward-looking statements included herein attributable to us or other parties or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except as required by law, we undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

The following selected consolidated statements of operations data for the three years ended December 31, 2013, 2014 and 2015, and the selected consolidated balance sheet data as of December 31, 2014 and 2015, have been derived from our audited consolidated financial statements for the years ended December 31, 2013, 2014 and 2015, and are included elsewhere in this annual report. Our selected consolidated statements of operations data for the years ended December 31, 2011 and 2012, and our consolidated balance sheet data as of December 31, 2011, 2012 and 2013, have been derived from our audited consolidated financial statements that are not included in this annual report. Our selected consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. Our historical results for any period are not necessarily indicative of results to be expected for any future period. The selected consolidated financial data should be read in conjunction with those consolidated financial statements and related notes and Item 5, “Operating and Financial Review and Prospects” in this annual report.

	For the years ended December 31,
	2011	2012	2013	2014	2015
	(in thousands, except share and per share data)
Condensed Consolidated Statements of Operations Data
Revenues:
Direct sales, net	$291,525	$193,615	$136,416	$45,233	$19,406
Distribution sales, net	70,533	48,959	48,295	49,522	28,140
Total revenues, net	362,058	242,574	184,711	94,755	47,546

Cost of revenues:
Direct sales	160,360	96,472	57,445	24,353	13,388
Distribution sales	45,584	35,475	35,046	32,570	21,499
Total cost of revenues	205,944	131,947	92,491	56,923	34,887
Gross profit	156,114	110,627	92,220	37,832	12,659

Operating (expenses) income:
Advertising expenses	(68,563)	(58,338)	(51,731)	(16,233)	(2,204)
Other selling and marketing expenses
	(59,854)	(50,346)	(54,874)	(40,177)	(25,185)
General and administrative expenses(1)
	(31,681)	(27,071)	(30,681)	(28,417)	(27,839)
Other operating income, net	5,084	3,277	2,615	2,121	1,712
Total operating expenses	(155,014)	(132,478)	(134,671)	(82,706)	(53,516)
Income (loss) from operations	1,100	(21,851)	(42,451)	(44,874)	(40,857)
Other income (expense), net	7,822	5,755	3,394	1,954	1,017
Income tax expense	(3,111)	(1,822)	(646)	(1,171)	(183)
Equity in losses of affiliates	(772)	—	(206)	(235)	(227)
Net income (loss)(2)(3)	5,039	(17,918)	(39,908)	(44,326)	(40,250)
Net income (loss) attributable to non-controlling interests	(84)	8	(12)	3	(91)
Net income (loss) attributable to Acorn International, Inc. shareholders	5,123	(17,926)	(39,896)	(44,329)	(40,159)
Income (loss) per ordinary share:
Basic and Diluted	$0.06	$(0.20)	$(0.47)	$(0.54)	$(0.51)
Weighted average number of shares used in calculating income (loss) per ordinary share
Basic	89,629,395	89,965,979	84,115,169	82,690,613	79,226,404
Diluted	89,796,835	89,965,979	84,115,169	82,690,613	79,226,404

	As of December 31,
	2011	2012	2013	2014	2015
	(in thousands)
Condensed Consolidated Balance Sheet Data
Cash and cash equivalents	$111,180	$90,975	$82,552	$34,686	$12,147
Prepaid advertising expenses	11,655	8,563	3,215	6,162	475
Total assets	245,676	207,397	175,354	125,732	240,719
Deferred revenue	—	904	787	667	548
Total liabilities	48,781	27,596	39,082	34,060	62,006
Ordinary shares	946	946	949	952	890
Additional paid-in capital	160,633	161,057	161,500	161,925	161,308
Retained earnings	15,960	(1,966)	(41,862)	(86,191)	(126,349)
Accumulated other comprehensive income	30,321	30,721	35,285	34,585	162,580
Treasury stock	(11,464)	(11,464)	(20,109)	(20,109)	(20,109)
Non-controlling interests	499	507	509	510	392
Total equity	196,895	179,801	136,272	91,672	178,713
Total liabilities and equity	$245,676	$207,397	$175,354	$125,732	$240,719

Note:  Accumulated other comprehensive income in 2015 primarily reflects our unrealized gain on available-for-sales securities. See Notes 8 and 9 to our audited financial statements included elsewhere in this annual report.

	For the years ended December 31,
	2013	2014	2015
	(in thousands, except percentages)
Selected Operating Data
Number of inbound calls generated through direct sales platforms	3,702	1,204	92
Conversion rate for inbound calls to product purchase orders	31.2%	13.0%	11.5%
Total TV direct sales program minutes	115	131	3

Note:  Beginning in 2014, we reduced our TV advertising purchases for infomercials and in the first quarter of 2015 we discontinued our TV direct sales operations.

(1)	Includes share-based compensation of:

	For the years ended December 31,
	2011	2012	2013	2014	2015
			(in thousands)
General and administrative expenses	$(130)	$(424)	$(446)	$(428)	$(71)

(2)	Includes:

		For the years ended December 31,
	2011	2012	2013	2014	2015
			(in thousands)
Share-based compensation	$(130)	$(424)	$(446)	$(428)	$(71)
(Loss) Gain on change in fair value of derivative assets	306	—	—	—	—

(3)	Net income (loss) for the periods presented reflect effective tax rates, which may not be representative of our long- term expected effective tax rates in light of the tax holidays and exemptions enjoyed by certain of our PRC subsidiaries and our consolidated affiliated entities. See Item 5.A, “Operating and Financial Review and Prospects—Operating Results—Taxation”.

Exchange Rate Information

We have published our financial statements in U.S. dollars. Our business is primarily conducted in China and substantially all of our revenues are denominated in Renminbi. Periodic reports will be made to shareholders and will be expressed in U.S. dollars using the then current exchange rates. The conversion of Renminbi into U.S. dollars in this annual report is based on the official base exchange rate published by the People’s Bank of China. Monetary assets and liabilities denominated in Renminbi are translated into U.S. dollars at the rates of exchange as of the balance sheet date; equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the year as published by the People’s Bank of China. Unless otherwise noted, all translations from Renminbi to U.S. dollars in this annual report were made at $1.00 to RMB6.4936, which was the prevailing rate on December 31, 2015. The prevailing rate on May 13, 2016 was $1.00 to RMB6.5246. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

The following table sets forth various information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you.

Period	Noon Buying Rate
	Period End	Average(1)	Low	High
	(RMB per U.S. Dollar)
2011	6.3009	6.4445	6.6349	6.3009
2012	6.2855	6.3085	6.3495	6.2670
2013	6.0969	6.1896	6.2898	6.0969
2014	6.1190	6.1428	6.1710	6.0930
2015	6.4936	6.2284	6.4936	6.1079
October	6.3495	6.3486	6.3614	6.3231
November	6.3962	6.3666	6.3962	6.3154
December	6.4936	6.4476	6.4936	6.3851
2016
January	6.5516	6.5526	6.5646	6.5032
February	6.5237	6.5349	6.5118	6.5539
March	6.4480	6.5027	6.5500	6.4480
April	6.4589	6.4877	6.5120	6.4579
May (through May 13, 2016)	6.5246	6.5066	6.5246	6.4565

(1)	Annual average for any given year is calculated by using the average of the exchange rates on the end of each month during such year. Monthly average for any given month is calculated by using the average of the daily rates during such month.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risks Relating to Our Business and Industry

If various measures to reduce operating expenses or generate additional cash flows are unsuccessful, we may continue to experience significant net losses and negative cash flows.

We had a net loss of approximately $39.9 million, $44.3 million and $40.2 million in 2013, 2014 and 2015, respectively. In our 2014 annual report filed with the U.S. SEC in May 2015, we indicated that there was substantial doubt as to our ability to continue as a going concern. In response, we began implementing, a series of initiatives, some of which are ongoing, designed to liquidate our non-core assets, stabilize our core businesses, reduce our expenses and losses, and generate additional cash flow. Among other related actions:

•	in 2015 and in early 2016, we sold a number of non-core properties in Shanghai and Beijing for a total consideration of approximately $14.5 million;

•	we are in the process of transferring to a third party our land use rights to a piece of land in the Qingpu district of Shanghai and selling a warehouse and factory constructed by us which is located on that land (which if completed could close in 2016);

•	in the first quarter of 2015, we discontinued our TV direct sales channel and related TV adverting time purchases in response to various increasingly restrictive PRC regulations on TV advertising time (in 2014 we had already began reducing our TV advertising expenditures in response to increasing PRC regulation and TV advertising pricing);

•	we consolidated our four call center facilities into one call center in Wuxi, China with significant related headcount reductions;

•	in the first four months of 2016, we have sold approximately 5.9 million shares in Yimeng Software Technology Co., Ltd. for aggregate consideration of RMB94.6 million, or $14.6 million; and

•	we have subleased excess warehouse space to third parties, resulting in a decrease in associated costs and an increase in non-operating revenue in 2015.

Our ability to achieve and maintain profitability and positive cash flow from operating activities depends on various factors, including our ability to grow revenue and control our costs and expenses, the effectiveness of our selling and marketing activities, consumer acceptance of our products and the growth and maintenance of our customer base. We may fail to achieve or sustain profitability or positive cash flow from operating and other activities. See “Operating and Financial Review and Prospects—A. Operating Results—Overview” and “—B. Liquidity and Capital Resources.”

We do not believe our 2015 results of operation are comparable to our historical operating results or are necessarily a reliable indicator of our future operating results, making it difficult for you to evaluate our business or future prospects; our 2016 total net revenues may be lower than 2015 total net revenues.

Our 2015 operating results were impacted by, among other factors, our decision to deemphasize our TV direct sales channel beginning in 2014 and then to discontinue those operations in the first quarter of 2015; our cash generation and cost cutting efforts and related charges and expenses; the streamlining of our business model; and the pendency of a legal dispute between two groups of our shareholders relating to the management and direction of our company and the related diversion of our management’s attention from our business and litigation-related prohibitions on our pursuing transactions outside our ordinary course of business. Our 2016 results may be impacted by these events and our ongoing efforts to evolve our business model.

Historically, a significant portion of our revenues were generated through TV direct sales and one of our largest expenses was our purchase of TV advertising time (which typically was 90% dedicated to TV infomercial time). Consistent with deemphasizing in 2014, and then discontinuing in the first quarter of 2015, our TV direct sales channel, TV direct sales revenues decreased from $56.2 million in 2013 to $5.7 million in 2014 and further to $0.3 million in 2015 (or approximately 30.4%, 6.0% and 0.7% of our total gross revenues in those periods). We also believe that product sales through our distribution channel are also adversely impacted by decreased advertising expenditures.

Our 2015 operating results include various charges and expenses in connection with efforts to generate cash and cut costs, including $4.9 million of severance costs in connection with our headcount reduction.

In addition, as a result of the shareholder dispute that is more generally described in “Item 8A Financial Information—Consolidated financial statements and other financial information—Legal Proceedings”, we incurred substantial direct costs associated with ongoing legal proceedings in the Cayman Islands, including fees and expenses of various professionals to advise us on this matter, including legal advisors, as well as substantial indirect costs to us resulting from the dispute, including potentially (in some cases), but not limited to derivative law suits in China separate from but related to the dispute, inappropriate severance payments, excess payment to third-party vendors and suppliers, distraction of management and staff from the core business to focus, and lost opportunities. We estimate that the total direct costs associated with the legal proceedings related to the shareholder dispute were approximately $0.4 million for 2015. Although the shareholder dispute was generally resolved in May 2015, we may experience ongoing related disputes or expenses.

As more fully described below under “Historical disputes regarding control of our strategic direction and control of our board of directors could adversely impact our business, operating results and prospects” and in “Item 7 Major Shareholders and Related Party Transactions—Related Party Transactions— Transitional Services and Separation Agreement”, we entered into settle arrangements with Mr. Yang and Mr. Roche and exchanged certain liability releases. Other than those arrangements, we have not entered into any agreements settling any claims or provided or received any releases from any of the directors or shareholders involved in the dispute with respect to the matters leading up to or resulting from the dispute. We may be subject to indemnification claims or legal proceedings with respect to these matters which may result in corresponding fees and expenses (including attorney’s fees) which would negatively impact our future financial results.

The overall impact of these events (including discontinuing our TV direct sales platform) on our future operating results depends on, among other things, our success in reshaping our business model, our ability to promote our products through our other existing platforms and distribution networks, our ability to establish new direct sales platforms or distribution networks, and the degree to which distribution sales of our products are impacted by the cessation of our TV direct sales programs.

Our evolving business model and the evolution of China’s direct sales industry makes it difficult to evaluate our business and future prospects.

Our business model has varied throughout our operating history in response to changes in the direct sales industry and the regulatory environment in China. In response to regulatory changes our direct sales model now consists of outbound marketing and Internet sales. Also, as the direct sales industry has evolved we have begun to focus on sourcing other branded products to complement our own proprietary-branded product lines, including Ozing electronic learning products and Youngleda health products, for distribution through our direct sales channel and our distribution channel.

The evolution of our business model makes it difficult for you to evaluate our business and future prospects. Our longer term goal is to become one of the leading marketing and branding companies in China that markets and distributes our proprietary, self-owned brands and products as well as well-established and promising new third-party brands and products. To achieve this goal, we need to continue to grow our business across platforms and product lines. Our ability to successfully implement our strategy is subject to various risks and uncertainties, including:

•	our relatively short history in the Internet business;

•	our ability to maintain awareness of our brands, generate sales and develop customer loyalty through our direct sales platform, particularly following our termination of TV direct sales;

•	our ability to anticipate and adapt to new media platforms and technological developments;

•	changes in government regulations, industry consolidation and other significant competitive and market dynamics;

•	our ability to upgrade our technology or infrastructure to keep pace with our current and future direct sales platforms; and

•	the potential need in the future for additional capital to finance our expansion of these business operations, which may not be available on reasonable terms or at all; and

•	the need to recruit additional skilled employees, including technicians and managers at different levels.

There can be no assurance that we will be able to effectively manage these risks or execute our business strategies, which could have a material adverse effect on our growth, results of operations and business prospects.

Our operating results fluctuate from period to period, making them difficult to predict.

Our operating results are highly dependent upon, and will fluctuate based on, the following product-related factors:

•	the mix of products selected by us for marketing through our direct sales platforms and our nationwide distribution network and their average selling prices;

•	negative publicity about our products;

•	new product introductions by us or our competitors and our ability to identify new products;

•	the availability of competing products and possible reductions in the sales price of our products over time in response to competitive offerings or in anticipation of our introduction of new or upgraded offerings;

•	seasonality with respect to certain of our products, such as our electronic learning products, for which sales are typically higher around our first and third fiscal quarters corresponding with the end and beginning of school semesters in China, respectively;

•	the market of certain featured products becoming saturated over time;

•	discounts offered to our distributors as part of incentive plans to stimulate sales;

•	the success of our distributors in promoting and selling our products locally;

•	the potential negative impact distributor sales may have on our own direct sales efforts; and

•	depletion of our pool of quality names or data for outbound marketing.

In addition, factors not directly relating to our products which could cause our operating results to fluctuate in a particular period or in comparison to a prior period include:

•	new laws, regulations or rules promulgated by the PRC government governing the consumer products marketing and branding industries;

•	natural disasters, such as the severe snow storms or earthquake experienced by China in 2008;

•	the amount and timing of operating expenses incurred by us, including our media procurement expenses, inventory-related losses, bad debt expense, product returns and options grants to our employees;

•	gains and losses related to our sale of non-core assets and our investments in marketable and other securities; and

•	the level of advertising and other promotional efforts by us and our competitors in a particular period.

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

Changes in the quoted prices for Shanghai Yimeng Software Technology Co., Ltd., or Yimeng,  on the China National Equities Exchange and Quotations, or NEEQ, will cause the carrying value of our Yimeng shares to vary impacting our comprehensive net income; and our ability to sell our Yimeng shares at desired prices or in desired volumes will be impacted by related developments in the NEEQ market and the market for Yimeng shares.

In July 2015, Yimeng listed on the NEEQ and at December 31, 2015 our 10.34% ownership stake in Yimeng was valued at $181.2 million.   Beginning in January 2016, we started to sell Yimeng shares on the NEEQ.  Through April 30, 2016, we reduced our ownership stake in Yimeng to 9.0% and at April 30, 2015 our remaining ownership stake (consisting of approximately 39.3 million Yimeng shares) was valued at $92.7 million. Our management will consider additional sales of Yimeng shares as it deems appropriate.

The NEEQ is a new over-the-counter (OTC) market in China listing companies not otherwise eligible for listing on China’s other markets including the Shanghai and Beijing Main Boards.  Both the NEEQ and Yimeng’s shares on the NEEQ have experienced significant volatility and limited liquidity.    Since Yimeng’s July 2015 listing, the daily quoted price for its shares has fluctuated with a high of RMB26.25 on December 31, 2015 and a low of RMB1.18 on August 21, 2015.   Similarly, weekly trading volumes have ranged from a high of 69,700,000 shares in the week ended November 27, 2015 to a low of 510,000 shares in the week ended September 11, 2015.  As of April 30, Yimeng had approximately 437.5 million shares outstanding. We may be unable to sell our Yimeng shares at prices equal to the then-quoted price and or in desired volumes. Sales of Yimeng shares by us or others could also impact the price of Yimeng shares due to the limited trading volume. Actions by Yimeng may also restrict our ability to sell Yimeng shares.   For example, Yimeng has publicly announced that it is engaged in a counseling period for listing on China’s Shanghai Mainboard.  As a result, with the permission of the Mainboard, Yimeng may de-list its shares on the NEEQ which could result in there being no potential public market for Yimeng shares for an extended period of time (possibly for as long as four years).

Our best-selling featured product lines, such as our electronic learning product line, account for, and are expected to continue to account for, the substantial majority of our sales. Featured products sales may decline, these products may have limited product lifecycles, and we may fail to introduce new products to offset declines in sales of our featured products.

We have become increasingly dependent on our electronic learning device product line which is one of our oldest product lines and accounted for 22.1%, 46.5% and 51.7% of our gross revenue in 2013, 2014 and 2015. In addition, our five best-selling featured product lines accounted for 87.5%, 89.7% and 94.4% of our gross revenues in 2013, 2014 and 2015, respectively. Our featured products may fail to maintain or achieve sufficient consumer market popularity and sales may decline due to, among other factors, the introduction of competing products, entry of new competitors, customer dissatisfaction with the value or quality offered by our products, negative publicity or market saturation. Consequently, our future sales success depends on our ability to successfully identify, develop, introduce and distribute in a timely and cost- effective manner new and upgraded products.

Our product sales for a given period will depend upon, among other things, a positive customer response to our direct sales efforts, our effective management of product inventory, the stage of our products’ lifecycles during the period or our add-on services provided in connection with our products. Positive customer responses depend on many factors, including the appeal of the products and services being marketed, the effectiveness of our direct sales platforms and the viability of competing products. Our new products may not receive market acceptance. In addition, from time to time, we experience delays in the supply of our products to customers due to production delays or shortages or inadequate inventory management, and we lose potential product sales as a result. Furthermore, during a product’s lifecycle, problems may arise regarding regulatory, intellectual property, product liability or other issues which may affect the continued viability of the product for sale.

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

 If we cannot offer appealing products on our websites or through our other direct sales platforms, our customers may purchase fewer products from us or stop purchasing products from us altogether. Our reputation may also be negatively impacted. If we do not anticipate, identify and respond effectively to consumer preferences or changes in consumer trends at an early stage, we may not be able to generate our desired level of sales. Failure to properly address these challenges may materially and adversely affect our business, financial condition and results of operations.

Our business depends significantly on the strength of our product brands and corporate reputation; our failure to develop, maintain and enhance our product brands and corporate reputation may materially and adversely affect the level of market recognition of, and trust in, our products.

In China’s fragmented, developing and increasingly competitive consumer market, product brands and corporate reputation have become critical to the success of our new products and the continued popularity of our existing products. Our brand promotion efforts, particularly our brand promotion activities, may be materially and adversely affected by our suspending purchases of TV airtime for TV direct sales programs, and our other promotion activities may prove to be expensive and may fail to either effectively promote our product brands or generate additional sales.

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

Furthermore, some of our customers reported that they have received phone calls from certain unidentified third parties impersonating our staff. These unidentified individuals called our customers to request that they (i) modify their order because the ordered product was out of stock or (ii) reject an ordered product upon delivery because it was damaged. In some cases, these unidentified individuals delivered counterfeit or inferior products to our customers. After our internal investigation and the investigation conducted by relevant PRC authorities, a group of impersonators were arrested by the police and were sentenced by the court in August 2011. Since 2011, we have identified other occurrences involving individuals impersonating our staff and calling our customers to achieve similar results, and in each case we identified such activities, have taken steps necessary to thwart and prosecute the impersonators. Although we continue to take steps reasonably aimed at preventing such events from recurring, including periodic internal investigations, there can be no assurance that we will be able to effectively prevent the recurrence of such events in the future, and in case such events recurs in the future, it could materially adversely affect our reputation among our customers and potential customers and our result of operations.

We rely on our nationwide distribution network for a substantial portion of our revenues. Failure to maintain good distributor relations could materially disrupt our distribution business and harm our net revenues.

Our distribution sales account for a substantial and increasing portion of our net revenues. In 2013, 2014 and 2015, 26.1%, 52.3%, and 59.2% respectively, of our net revenues were generated through our distributors across China. Our largest distributor accounted for approximately 3.0%, 4.5%, and 14.2% of our gross revenues in 2013, 2014 and 2015, respectively. We do not maintain long-term contracts with our distributors. Maintaining relationships with existing distributors and replacing any distributor may be difficult or time consuming. In addition, we are in the process of rationalizing and streamlining our distribution network to adapt to our evolving business model. If we cannot negotiate favorable terms regarding our distribution agreement with our existing distributors, they may discontinue their relationships with us and we may not be able to identity and attract new distributors or find suitable replacement of our existing distributors. Our failure to maintain good relationships with our distributors could materially disrupt our distribution business and harm our net revenues.

We may be unable to effectively manage our nationwide distribution network. Any failure by our distributors to operate in compliance with our distribution agreements and applicable law may result in liability to us, may interrupt the effective operation of our distribution network, may harm our brands and our corporate image and of which may result in decreased sales.

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

From time to time, we conduct acquisitions, make investments or enter into joint ventures or other investment structures with other entities as a means of developing new products, acquiring managerial expertise or further expanding our complementary distribution network infrastructure. In addition to the two joint ventures and other minority investments that we currently maintain, we may continue to enter into similar joint ventures or make other acquisitions or investments when proper opportunities occur. Risks related to our existing and future joint ventures, acquisitions and investments include, as applicable:

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

Mr. Roche and Mr. Yang, have each played an important role in the growth and development of our business since its inception. In connection with the shareholder dispute involving Mr. Roche and Mr. Yang (as described in greater detail in “Item 8A Financial Information—Consolidated financial statements and other financial information—Legal Proceedings” and “Item 7 Major Shareholders and Related Party Transactions—Related Party Transactions— Transitional Services and Separation Agreement”), in March 2015 the Cayman Islands court issued an order requiring us to convene an extraordinary general meeting of shareholders, or an “EGM,” on May 4, 2015. These events, among other things, resulted in (i) the election of Mr. Roche as our executive chairman and chief executive officer and (ii) the removal of Mr. Yang as a company director, our executive chairman and our chief executive officer.

Following his removal as a director and officer, we entered into a Transitional Service and Separation Agreement, or the TSSA, with Mr. Yang whereby he agreed to, among other things, provide us with various services to facilitate a management transition and the transfer of our consolidated affiliated variable interest entities (or “VIEs”) from Mr. Yang to two individuals, Mr. Kuan Song and Ms. Pan Zong, who are employees of Borrelli Walsh (a specialist corporate advisory, recovery, restructuring and forensic accounting firm), as the VIE’s replacement nominee shareholders. In consideration for Mr. Yang’s years of services and obligations under the TSSA, we agreed to pay Mr. Yang $750,000 as a severance payment. Half of the payment was made in June 2015 and the other half is payable subject to the perfection of the various filings and approvals necessary to transfer the VIE interests to Mr. Song and Ms. Zong. Under the TSSA, Mr. Yang also agreed to a one-year non-compete and non-solicit undertaking.

We historically relied heavily on Mr. Yang’s expertise in our business operations and relationships with our employees and we may be unable to suitably replace him. In addition, while Mr. Yang agreed in the TSSA to various (i) confidentiality undertakings and (ii) non-solicit and non-compete undertakings (which expire on May 27, 2016), we may be unable to enforce these undertakings given uncertainties with China’s legal system. Our failure to suitably replace Mr. Yang or his joining a competitor or operating a competing business could materially harm our business and negatively affect our financial condition and results of operations.

In light of the foregoing, our future success is now more dependent upon Mr. Roche’s continuing services. If Mr. Roche is unable or unwilling to continue in his present position, we may be unable to replace him easily or at all, our business could be severely disrupted, and our financial condition and results of operations could be materially and adversely affected. We do not maintain key-man life insurance on Mr. Roche.

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

During 2015 and continuing into 2016, we have effected a substantial reduction in our work force across all functions of our operations and restructured our senior management, which reductions are primarily driven by cost control efforts as well as restructuring and streamlining our business structure and operation. In addition, through voluntary attrition, certain key personnel have recently left, and we have yet to recruit replacements. The reductions and adjustments in our workforce and the loss of such key personnel could seriously harm the moral of existing employees and our ability to attract prospective employees in key areas of need or retain current key personnel in critical areas of operations, which could disrupt our business and operations and negatively affect our financial performance.

We must also provide continuous training to our employees so that they have up-to-date knowledge of various aspects of our operations and can meet our demand for high quality services. If we fail to do so, the quality of our services may deteriorate in one or more of the markets where we operate, which may cause a negative perception of our brand and adversely affect our business. Finally, disputes between us and our employees may arise from time to time and if we are not able to properly handle our relationship with our employees, our business, financial condition and results of operations may be adversely affected.

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

We rely on EMS, the largest national express mail service operated by the China Post Office, and certain local delivery companies such as Yuantong and Zhai-ji-song to deliver products sold through our direct sales platforms. EMS and local delivery companies made deliveries of products representing 26.4% and 49.9% of our sales in 2013, respectively, 11.3% and 36.4% of our sales in 2014, respectively, and 16.4% and 24.4% of our sales in 2015, respectively. Although we offer credit/debit card and other payment options for our customers, substantially all of the products that we sell through our direct sales platforms are delivered and paid for by customers on a cash on delivery, or COD, basis. We rely on EMS and local delivery companies to remit customer payment collections to us. Of the total attempted product deliveries by EMS and local delivery companies on a COD basis, approximately 68%, 68% and 54% were successful in 2013, 2014 and 2015, respectively. Reasons for delivery failure primarily include customer refusal to accept a product upon delivery or failure to successfully locate the delivery address. Although we continue to explore alternative payment methods and expand our credit card payment options, we expect to continue to be dependent on COD customer payments for the foreseeable future.

EMS typically requires two to three weeks to remit to us the COD payments received from our customers. Of our total accounts receivable balance as of December 31, 2013, $1.1 million or 18.7% was due from EMS. As of December 31, 2014 and 2015, no single delivery company accounted for more than 10% of our total accounts receivables. In addition, from time to time, we have been required to write off certain EMS accounts receivable due to a difference between EMS’s collections according to our records and cash amounts actually received by EMS according to their records. The total amount of EMS-related accounts receivable written off in 2013 and 2014 was approximately $0.5 million and $0.2 million, respectively. While we did not record any write-off in connection with EMS-related accounts receivable in 2015, we may be required to make such write-off in the future. We do not maintain a long-term contract with EMS or local delivery companies. Failure or inability to renew our contract with EMS or local delivery companies could disrupt our business and operations and negatively affect our financial performance.

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

Competition from current or future competitors could cause our products to lose market acceptance or require us to significantly reduce our prices or increase our promotional activities to maintain and attract customers. Many of our current or future competitors may have longer operating histories, better brand recognition and consumer trust, strong media management capabilities, better media and supplier relationships, a larger technical staff and sales force and/or greater financial, technical or marketing resources than we do. We face competition from the following companies operating in our value chain:

•	numerous domestic and international sellers of consumer branded products that sell their products in China and which compete with our products, such as our Ozing electronic learning products which compete with electronic learning products from BBG, Noah, Readboy, and other brands, and our mobile phone products which compete with similar products sold by local and international mobile phone manufacturers; and

•	other Internet and e-commerce companies in China that offer consumer products online via an Internet platform, such as Tmall, JD.COM, Dang Dang Wang and Yihaodian.

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

In 2015, we consolidated our four call centers into our call center located in Wuxi, China. In 2013, 2014 and 2015, approximately 73.9%, 47.7% and 29.7% of our total net revenues, respectively, were generated through our direct sales platforms with orders processed by our call centers. Our call center relies heavily on our telephone and management information systems, or MIS, to receive customer calls at our call center, process customer purchases, arrange product delivery and assess the effectiveness of advertising placements and consumer acceptance of our products, among other things. We may experience difficulties or call center interruptions due to our consolidation activities. As our business evolves and our MIS requirements change, we may need to modify, upgrade and replace our systems. We work closely with third-party vendors and our related party vendors to provide telephone service tailored to our specific needs. We are and will continue to be substantially reliant on these third-party vendors for the provision of maintenance, modifications, upgrades and replacements to our systems. If these third-party vendors can no longer provide these services, it may be difficult, time consuming and costly to replace them. Any such modification, upgrading or replacement of our systems may be costly and could create disturbances or interruptions to our operations. Similarly, undetected errors or inadequacies in our telephone and MIS may be difficult or expensive to timely correct and could result in substantial service interruptions.

From time to time, our computer systems may experience short periods of power outage resulted from unexpected damage of the facilities where our computers system locate, natural disasters or other reasons. Any telephone or MIS failure (including as a result of natural disaster or power outage), particularly during peak or critical periods, could inhibit our ability to receive calls and complete orders or evaluate the effectiveness of our promotions or consumer acceptance of our products or otherwise operate our business. These events could, in turn, impair our ability to effectively sell and deliver our products or result in the loss or corruption of customer, supplier and distributor data, which could damage our reputation and negatively impact our results of operations.

The provision of our add-on services via third party service providers may be beyond our control and negatively impact our customer experience, and we may not be able to continue to provide such services if we are deemed to be providing online education service, which could substantially harm our business, financial condition and results of operations and expose us to liabilities.

In order to provide internet interactive services to users of our electronic learning products or mobile apps, we maintain a large team of service providers with an aim to respond to inquiries from our customers on their inquiries on a real time basis. However, we may not be able to properly control or monitor the quality of these third party service providers engaged by us. If our third party service providers fail to provide quality services that meet the expectation of our customers or fail to continuously provide their services, it could damage our reputation and adversely affect our customer’s experience. Moreover, if our provision of such add-on services were to be deemed by relevant PRC government authorities to be providing online education services, we may not be able to continue to product such services as we would need to obtain relevant licenses and permits from relevant PRC government authorities. If any such circumstances happen, it could substantially harm our business, financial condition and results of operations and expose us to liabilities.

Failure to protect personal and confidential information of our customers could damage our reputation and substantially harm our business, financial condition and results of operations and expose up to liability.

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

We rely on a combination of patent, copyright, trademark and unfair competition laws, as well as nondisclosure agreements and other methods to protect our intellectual property rights. In particular, we rely on the trademark law in China to protect our product brands. We currently maintain 568 trademark registrations in China which expire between 2016 and 2025. We are in the process of extending the trademarks which are expected to expire in the near future. Separately, we are in the process of applying for registration or transfer of approximately 114 trademarks among our group companies in China. The legal regime in China for the protection of intellectual property rights is still at a relatively early stage of development. Despite many laws and regulations promulgated and other efforts made by China over the years to enhance its regulation and protection of intellectual property rights, private parties may not enjoy intellectual property rights in China to the same extent as they would in many western countries, including the United States, and enforcement of such laws and regulations in China has not achieved the levels reached in those countries. Although the PRC State Council approved the State Outlines on the Protection of Intellectual Property on April 9, 2008 in an effort to protect intellectual property, the steps we have taken may still be inadequate to prevent the misappropriation of our intellectual property.

We may be unable to enforce our proprietary rights in connection with these trademarks before such registrations or transfers are approved by the relevant authorities and it is possible that such registrations or transfers may not be approved at all. In addition, manufacturers or suppliers in China may imitate our products, copy our various brands and infringe our intellectual property rights. We have discovered unauthorized products in the marketplace that are counterfeit reproductions of our products sold by the retailers within our nationwide distribution network and by third parties in retail stores and on websites. The counterfeit products that we found include our Babaka posture correction products, our Yierjian fitness products, Vibrashape fitness products, cosmetic products and our health products.

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

We may from time to time be involved in disputes with various parties involved in our daily operations, including but not limited to our suppliers, customers and distributors. These disputes may lead to legal, administrative or other proceedings to which we are a party, and defense of which may increase our expenses and divert management attention and resources. For example, in September 2015, Beijing Mai-La-Ke Technology Center, or the Mai-La-Ke, the previous holder of the trademark of our Oxygen-generating devices, filed a suitcase in the Haidian People’s Court in Beijing against Beijing Acorn Trade Co., Ltd and Beijing Acorn Younglide Science and Technology Co., Ltd., alleging that the two defendants should provide relevant data of selling our Oxygen-generating devices from November 2000 to November 2005 in order for them to claim for 50% of the net profit for the period based on a previous agreement with the two defendants. This case was opened to hearing twice in Beijing on October 12, 2015 and March 16, 2016, respectively, but has not reached any judgment yet. According to our PRC counsel, risks of losing this case is low. However, if the court holds that the above agreement is valid, we, namely the two defendants may be subject to a large amount of compensation.

We were also the subject of the legal dispute between our shareholders as described immediately below.

Any adverse outcome in any legal, administrative or other similar proceedings that we are a party could lead to significant liabilities and could have a material adverse effect on our business, results of operations and financial condition.

Historical disputes regarding control of our strategic direction and control of our board of directors could adversely impact our business, operating results and prospects.

From mid-2014 through mid-2015, we and our board of directors were involved in a protracted dispute between various shareholders for the control of our strategic direction and our board of directors. The alignment of the various parties to this dispute generally fell across two lines, with Mr. Robert W. Roche, our co-founder and our executive chairman and chief executive officer, and shareholders that are allied with him, in one camp, and the other camp comprised of our other largest shareholders, Mr. Don Dongjie Yang, our other co-founder and our former executive chairman and chief executive officer, and SB Asia Investment Fund II L.P.

As described in greater detail in Item 8.A, “Financial Information—Consolidated statements and other financial information— Legal Proceedings,” this dispute involved, among other things (i) the improper removal of Mr. Roche by our then-board of directors, comprising Mr. Robert W. Roche, Mr. Don Dongjie Yang, Mr. Andrew Y. Yan, Mr. Gordon Xiaogang Wang, Mr. Jing Wang and Mr. William Liang, from his role as executive chairman in August 2014 and, as a result, his preclusion from involvement in our day-to-day operations and management, (ii) various efforts by Mr. Roche (which were rejected by our then-board of directors) to call an extraordinary general meeting of shareholders, or EGM, for the purpose of removing certain of our directors, (iii) Mr. Roche, through a shareholder of our company controlled by him, filing a petition in the Cayman Islands in September 2014, seeking a winding up of the company (or, in the alternative, other remedies), (iv) a cross-petition brought by shareholders of our company controlled or aligned with Mr. Yang also seeking a winding up of the company (or, in the alternative, other remedies) based on, among other things, allegations that Mr. Roche engaged in conduct and/or threatened to engage in conduct harmful to the company, and (v) four new directors being elected in December 2014 at our annual general meeting over Mr. Roche’s objection.

In March 2015, the Grand Court of the Cayman Islands, or the Cayman Islands Court, found in Mr. Roche’s favor and made an order dismissing the cross-petition and, in lieu of making a winding-up order, granting Mr. Roche certain of the alternative remedies he (through Acorn Composite Corporation) sought by directing that we call an EGM that was held on May 4, 2015 for the purpose of considering resolutions: (i) to remove four then current directors from our board; (ii) to elect to our board of directors three new individuals nominated by Mr. Roche; and (iii) to amend our articles of association to allow shareholders who, together hold not less than 30% of our issued shares, to convene an EGM unilaterally. The EGM was held on May 4, 2015 with each of the resolutions passed. Following the EGM, our board elected Mr. Roche as our executive chairman and chief executive officer.

In addition, the Grand Court of the Cayman Islands also found that certain of these directors “acted in bad faith and exercised their powers, both in connection with Mr. Roche’s removal from office and in connection with the AGM and the related refusal to convene and EGM, for an improper purpose”.

On May 27, 2015, we entered into the TSSA with Mr. Yang in connection with his resignation as a director and officer of the Company (as described in greater detail in “Item 7 Major Shareholders and Related Party Transactions—Related Party Transactions— Transitional Services and Separation Agreement”). Among other things, pursuant to the terms of the TSSA:

•	we acquired all the ordinary shares in our company (6,518,656 ordinary shares) held by Mr. Yang through his wholly-owned company, D.Y. Capital, Inc., for nominal aggregate consideration of $1.00. At the time, these shares represented approximately 7.3% of our total outstanding ordinary shares, and were equivalent to 325,933 ADSs (with one ADS equivalent to twenty ordinary shares). Based on the closing price for our ADSs on the New York Stock Exchange on May 27, 2015 (the last trading day before our announcement of the TSAA), the acquired shares had a value of approximately $3.3 million. Promptly following acquisition, we cancelled the shares reducing our outstanding ordinary shares; and

•	each of the company, Mr. Yang and our and his respective associated entities and persons gave a mutual waiver and release of all claims that may have against one another for any matters arising or occurring prior to May 27, 2015 (the date of the TSSA).

In 2015, our board approved the settlement with Mr. Roche and in January 2016, we entered into a settlement agreement with Mr. Roche and ACCI, a company wholly owned by Mr. Roche, for the purpose of settling (i) various amounts incurred by ACCI and/or its associated companies on behalf of and for the benefit of securing the commercial and business interests of our company prior to his 2014 removal from the office; and (ii) damages and legal fees incurred by Mr. Roche arising from that removal. Pursuant to the settlement agreement, we reimbursed Mr. Roche approximately $0.9 million for various costs incurred by him and ACCI in connection with securing certain business contracts for our company and for the employment-related damages and legal fees incurred by Mr. Roche from August 2014 to April 2015.

The May 4, 2015 EGM and related events, including the TSSA and the settlement agreement with Mr. Roche, may not serve to completely resolve the dispute. Other than the TSSA with Mr. Yang and the settlement agreement with Mr. Roche, we have not entered into any similar releases or agreements settling any claims we or any other person may have in connection with the dispute or matters leading up to the dispute, with any of the other directors that were involved in the dispute, and therefore we may be subject to ongoing legal proceedings with them in the future.

Although no appeal has been brought as of the date of this annual report, it is possible an appeal of all or part of the Cayman Islands Court’s order may occur with the winding up of our company being one of the possible remedies sought. Continuing ramifications of the dispute may also include a public perception that our future direction, strategy or leadership is uncertain, potentially causing us to lose business opportunities, or harming our ability to attract new investors or business partners, and causing our ADS price to experience periods of volatility or stagnation. The dispute has resulted in, and, if it continues or if other related shareholder activities ensue, could result in disruption to our operations and diversion of the attention of management and our employees as a result of responding to these matters, which has been and may continue to be costly and time-consuming. This could result in our business being adversely affected. We have retained the services of various professionals to advise us on this matter, including legal advisors, the costs of which may negatively impact our future financial results. We also may be subject to claims for indemnification related to these matters, and we cannot predict the impact that indemnification claims may have on our business, cash position or financial results.

Mr. Robert Roche, our chief executive officer and executive chairman, is a significant shareholder, which makes it possible for him to have significant influence over the outcome of all matters submitted to our shareholders for approval and which influence may be alleged to conflict with our interests and the interests of our other shareholders.

As of April 30, 2016, Mr. Roche beneficially owned approximately 50.0% of our outstanding ordinary shares giving him substantial influence over the outcome of all matters submitted to our shareholders for approval. Our current memorandum and articles of association provide that the chairman of our board of directors or any one or more shareholders who collectively own at least 30% of our outstanding ordinary shares may convene an EGM, or an extraordinary meeting of our shareholders, to vote on matters proposed for consideration at such EGM. As a 30.0% plus shareholder and chairman of our board of directors, Mr. Roche has the ability to unilaterally convene an EGM. This influence may conflict with the interests of our other shareholders. In addition, such concentration of ownership and influence by Mr. Roche may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their ADSs as part of any contemplated sale of our company and may reduce the price of our ADSs or could create actual or perceived governance instabilities that could adversely affect the price of our ADSs.

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

Except the insurance for certain of our inventory at Zhai-ji-song warehouse, we currently do not have any business liability, disruption or litigation insurance coverage for our operations in China. Any business disruption or litigation may result in our incurring substantial costs and the diversion of resources.

Our sale of our and other parties’ products could subject us to product liability claims, potential safety-related regulatory actions or product recalls. These events could damage our brand and reputation and the marketability of the products that we sell, divert our management’s attention and result in lower net revenues and increased costs.

The manufacture and sale of our products, in particular, our oxygen generating and neck massager product lines in our health product category, and our sale of other parties’ products could each expose us to product liability claims for personal injuries. For example, at early 2016, we received a complaint from one customer who chipped his front teeth by accident when improperly playing our fitness products Yierjian. We paid this customer of RMB2,000 as compensation. Also, if these products are deemed by the PRC authorities to fail to conform to product quality and personal safety requirements in China, we could be subject to PRC regulatory action. Violation of PRC product quality and safety requirements by our or others’ products sold by us may subject us to confiscation of the products, imposition of penalties or an order to cease sales of the violating products or to cease operations pending rectification. If the offense is determined to be serious, our business license could be suspended and imposition of criminal liabilities. Any product liability claim or governmental regulatory action could be costly and time-consuming to defend. If successful, product liability claims may require us to pay substantial damages. Also, a material design, manufacturing or quality failure in our and other parties’ products sold by us, other safety issues or heightened regulatory scrutiny could each warrant a product recall by us and result in increased product liability claims. Furthermore, customers may not use the products sold by us in accordance with our product usage instructions, possibly resulting in customer injury. All of these events could materially harm our brand and reputation and marketability of our products, divert our management’s attention and result in lower net revenues and increased costs.

Any disruption of our or our manufacturing service providers’ manufacturing operations could negatively affect the availability of our products and our net revenues derived therefrom.

We manufactured approximately 7.3% of the products we sell in terms of revenues in 2015, with the balance provided by third-party suppliers and manufacturers in China. We purchase the materials we need to manufacture our products, including our electronic learning product line, from outside suppliers in China. We typically purchase all production materials, including critical components such as flash memory, chipsets and LCD display screens for our electronic learning products, on a purchase order basis and do not have long-term contracts with our suppliers.

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

We may not be able to properly implement the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and this failure could have a material adverse impact on our ability to provide financial information in a timely and reliable manner.

As a public company in the United States, we are subject to provisions of the Sarbanes-Oxley Act of 2002. Section 404(a) of the Sarbanes-Oxley Act requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual reports on Form 20-F. In 2014, our management identified several material weaknesses in our internal controls over financial reporting. While our management concluded that these material weaknesses were remediated in 2015, and that our internal control over financial reporting was effective as of December 31, 2015, there is no assurance that our management will conclude that our internal controls are effective in future periods. If we are unable to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud, which could result in a loss of investor confidence in the reliability of our reporting processes and could materially and adversely affect the trading price of our ADSs.

Our businesses and growth prospects are dependent upon the expected growth in China’s consumer retail markets. Any future slowdown or decline in China’s consumer retail markets could adversely affect our business, financial condition and results of operations.

All of our revenues are generated by sales of consumer products in China. The success of our business depends on the continued growth of China’s consumer retail markets. The consumer retail markets in China are characterized by rapidly changing trends and continually evolving consumer preferences and purchasing patterns and power. China’s consumer retail market is expected to grow in line with expected growth in consumer disposable income and the economy in China generally. However, projected growth rates for the Chinese economy and China’s consumer retail markets may not be realized. Any slowdown or decline in China’s consumer retail markets would have a direct adverse impact on us and could adversely affect our business, financial condition and results of operations.

Risks Related to the Regulation of Our Business and Industry

PRC regulations relating to our industry are evolving. Any adverse or unanticipated regulatory changes, particularly those regarding the regulation of our direct sales business, could significantly harm our business or limit our ability to operate.

We and our distributors are subject to various laws regulating our advertising and any violation of these laws by us or our distributors could result in fines and penalties, harm our product brands and result in reduced net revenues.

PRC advertising laws and regulations require advertisers and advertising operators to ensure that the content of the advertising they prepare, publish or broadcast is fair and accurate, is not misleading and is in full compliance with applicable laws. Specifically, we, as an advertiser or advertising operator, and our distributors, as advertisers, are each required to independently review and verify the content of our respective advertising for content compliance before displaying the advertising through print media, radio or Internet portals. Moreover, the PRC unfair competition law prohibits us and our distributors from conveying misleading, false or inaccurate information with respect to quality, function, use, or other features of products, through advertising. Violation of these laws or regulations may result in penalties, including fines, confiscation of advertising income, orders to cease dissemination of the advertising, orders to publish an advertisement correcting the misleading information and criminal liabilities. In circumstances involving serious violations, the PRC government may suspend or revoke a violator’s business license.

For advertising related to certain types of our products, such as those products constituting medical devices and health related products, we and our distributors must also file the advertising content with the provincial counterpart of the China’s State Administration for Food and Drug, or SAFD, or other competent authorities, and obtain required permits and approvals for the advertising content from the SAFD or other competent authorities, in each case, before publication or broadcasting of the advertising. In addition, pursuant to the Food Safety Law of the PRC effective from June 1, 2009 and amended on April 24, 2015, the contents of food advertisements should be true and no disease-prevention or remedial function should be mentioned. We endeavor to comply, and encourage our distributors to comply, with such requirements. However, we and our distributors may fail to comply with these and other laws. Commencing on January 1, 2008, advertisings related to medical devices and health related foods are subject to the credit rating administration. The provincial counterpart of SAFD is responsible for collecting, recording, identifying and publishing the credit rating information of the advertiser. The credit rating of every advertiser will fall into good credit, dishonor credit or material dishonor credit and this rating is reviewed each year. An advertiser who receives a rating of dishonor credit or material dishonor credit may be ordered to improve its rating within a specified time limit and its business activities may be subject to special scrutiny if necessary. Therefore, any violations by us or our distributors relating to our oxygen generating devices and neck massaging products may result in SAFD imposing on us or our distributors a dishonor credit or material dishonor credit rating. Our and our distributors’ past and future violations and a dishonor credit or material dishonor credit rating imposed upon us, if any, could seriously harm our corporate image, product brands and operating results.

In addition, the PRC Advertising Law, as recently amended in April 2015, outlines the regulatory framework for the advertising industry and requires advertisers, advertising operators and advertising distributors to ensure that the contents of the advertisements they prepare or distribute are true and in full compliance with applicable laws and regulations. For example, pursuant to PRC Advertising Law, advertisements must not contain, among other prohibited contents, terms such as “the state-level”, “the highest grade”, “the best” or other similar words. In addition, where a special government review is required for certain categories of advertisements before publishing, the advertisers, advertising operators and advertising distributors are obligated to confirm that such review has been performed and the relevant approval has been obtained. Pursuant to the PRC Advertising Law, the use of internet to distribute advertisements shall not affect the normal use of the internet by users. Particularly, advertisements distributed on internet pages such as pop-up advertisements shall be indicated with conspicuous mark for close to ensure the close of such advertisements by one click. Where internet information service providers know or should know that illegal advertisements are distributed using their services, they shall prevent such advertisements from being distributed. Violation of these regulations may result in penalties, including fines, confiscation of advertising income, orders to cease dissemination of the advertisements and orders to publish an advertisement correcting the misleading information. In the case of serious violations, the State Administration for Industry and Commerce or its local branches may force the violator to terminate its advertising operation or even revoke its business license. Furthermore, advertisers, advertising operators or advertising distributors may be subject to civil liability if they infringe on the legal rights and interests of third parties.

Moreover, government actions and civil claims may be filed against us for misleading or inaccurate advertising, fraud, defamation, subversion, negligence, copyright or trademark infringement or other violations due to the nature and content of our advertising produced by us or our distributors. We have been fined by the relevant authorities for certain advertising that was considered misleading or false by the authorities. Historically, such fines have not been significant and related investigations into our advertising practices did not consume significant amounts of our management resources. In some cases, we were required to accept product returns. We may have to expend significant resources in the future in defending against such actions and these actions may damage our reputation, result in reduced net revenues, negatively affect our results of operations, and even result in our business licenses being suspended or revoked and in criminal liability for us and our officers and directors.

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

Direct investment by foreign investors in the advertising industry in China is subject to the Administrative Regulation on Foreign-Invested Advertising Enterprises jointly promulgated by MOFCOM and SAIC on March 2, 2004 and further revised on October 1, 2008. Under this advertising regulation, foreign investors are required to have had at least three years of experience in directly operating an advertising business outside of China before they may receive approval to own 100% of an advertising business in China. Foreign investors that do not have three years of experience are permitted to invest in advertising businesses, provided that such foreign investors have at least two years of direct operations in the advertising business outside of China and that such foreign investors may not own 100% of advertising businesses in China. Furthermore, all foreign invested advertising companies must obtain approval from SAIC or MOFCOM or their local counterparts. On June 29, 2015, the Administrative Regulation on Foreign-Invested Advertising Enterprises was abolished.

On September 24, 2007, we acquired 100% of the legal ownership of Shanghai Advertising, which had been one of our affiliated entities, through Acorn Consulting. Pudong Administration of Industry and Commerce in Shanghai did not require us to show that Acorn Consulting had the requisite years of operating experience in an advertising business outside of China either before or after it accepted the registration of the acquisition and issued a new business license to Shanghai Advertising. Furthermore, we have been advised by our PRC legal counsel, Commerce & Finance, that, according to an anonymous consultation with SFIC, because our acquisition of Shanghai Advertising was completed through Acorn Consulting, a domestic subsidiary of a foreign invested enterprise, the acquisition was not subject to the requirement that foreign investors have the requisite years of operating experience in an advertising business outside of China.

Since our acquisition of Shanghai Advertising occurred prior to the revocation of Administrative Regulation on Foreign-Invested Advertising Enterprises, if the PRC government determines that our acquisition of Shanghai Advertising violated the then-effective requirements on foreign investment or re-investment in advertising businesses in China, as neither Acorn Consulting nor its shareholders have the requisite years of experience in the advertising industry required of foreign investors, we could be subject to severe penalties including among others, the revocation of the business licenses of our related subsidiaries, discontinuance of our advertising operations, the imposition of conditions with which we or our PRC subsidiaries may be unable to comply, or the restructuring of Shanghai Advertising. The imposition of any of these penalties could result in a material adverse effect on our ability to do business.

We may not fully comply with regulations on electronic information protection which may subject us to administrative penalties.

Recently China has been imposing more stringent requirements on electronic information protection. In particular, on December 28, 2012, the Standing Committee of the National People’s Congress promulgated the Decision on Strengthening Internet Information Protection, or Internet Information Protection Rules, which required that, among other things, internet service providers and other entities must obtain consent from relevant persons before collecting and using personal electronic information during business activities and must make public rules on collecting and using personal information; personal electronic information collected must be strictly kept confidential and must not be divulged, tampered with, damaged, sold or illegally provided to others; anyone is not allowed to send commercial electronic information to an recipient without his or her consent or request, or after he or she has given an explicit refusal. The MIIT promulgated Provisions on Protecting Personal Information of Telecommunications and Internet Users on July 16, 2013 which provides detailed rules for standards on collection and use of users’ personal information by telecommunications business operators and internet information service providers and security measures on protecting users’ personal information. In addition, the Law on the Protection of Consumers’ Rights and Interests amended on October 25, 2013 and effective from March 15, 2014 provides that business operators may not send commercial information to consumers without their consent or request, or after the consumers have expressly refused to receive such information. Furthermore, the Measures for Punishments against Infringements on Consumer Rights and Interests promulgated on January 5, 2015 and effective from March 15, 2015 provides that a business operator must refrain from any of the following acts: (i) collecting or using the consumers' personal information without the consent of the consumers; (ii) divulging, selling or illegally providing others with the consumers' personal information collected; and (iii) sending commercial information to consumers without their consent or request, or after the consumers have expressly refused to receive such information.

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

If we fail to obtain permits or approvals applicable to our release, broadcasting and transmission of e-books and video and audio programs and internet information service, we may incur significant financial penalties and other government sanctions.

During operation of our business, we post information, including e-books and video and audio programs on our www.hjx.com website operated by us for the purpose of our customers’ download. Under applicable PRC laws, rules and regulations, the release, broadcasting and transmission of e-books and video and audio programs may be deemed as providing internet publication services as well as transmission of video and audio programs on the internet, which could require internet publication licenses and licenses for online transmission of audio-visual programs. However, our relevant operating entity has not obtained such licenses. We plan to apply for internet publication licenses but we cannot assure you that we will successfully obtain such licenses. In addition, our relevant operating entity is not qualified to obtain the licenses for online transmission of audio-visual programs under the current legal regime as it is not a wholly state-owned or state-controlled company. We plan to apply for licenses for online transmission of audio- visual programs when feasible to do so. Furthermore, according to relevant laws and regulations, as internet information service in our website of http://www.hjx.com is deemed an operating business, we need to obtain an ICP License from the relevant information industry authorities. On January 17, 2014, Beijing HJX Technology Development Co., Ltd., or Beijing HJX Technology, one of our affiliated entities, obtained an ICP License with a validity period of five years. However, due to management changes and our improper management of the original ICP License of Beijing HJX Technology, Beijing HJX Technology was not able to complete its annual inspection on such license, which may subject us to potential penalties. In conjunction with shifting our core business from Beijing to Shanghai, we are currently in the process of preparing application documents for a new ICP License under the name of our subsidiary Shanghai Network. Any failure to obtain the above licenses may subject our affected operating entity to various penalties, including confiscation of revenues, fines or the discontinuation of operations. Any such disruption in the business operations of our operating entity could materially and adversely affect our business, financial condition and results of operations.

Risks Related to Our Corporate Structure

If the PRC government takes the view that the agreements that establish the structure for operating our direct sales business and internet interactive service in China do not comply with PRC governmental restrictions on foreign investment in these areas, we could be subject to severe penalties.

Our direct sales business is regulated by MOFCOM and SAIC. Foreign investment in direct sales business is highly restricted and must be approved by MOFCOM. To address these restrictions, two affiliated domestic entities of our Company, Shanghai Acorn Network Technology Development Co., Ltd., or Shanghai Network, and Beijing Acorn Trade Co., Ltd., or Beijing Acorn, were structured to operate our direct sales business. Until we obtain MOFCOM’s approval to operate our direct sales business, we must continue to rely on these affiliated entities to sell our products to the customers. Furthermore, due to the aforesaid reason for direct sales business as well as certain restrictions or prohibitions on foreign ownership of companies that engage in internet and other related businesses imposed by current PRC laws and regulations, including the provision of internet content, we have set up another consolidated affiliated entity, Beijing HJX Technology, to conduct internet interactive services through Beijing HJX Technology which held an ICP License, and direct sales of our Ozing electronic learning products through Shanghai HJX Electronic. Our three affiliated domestic entities are currently owned by two PRC citizens, Mr. Kuan Song and Ms. Pan Zong, who are nominee shareholders engaged by us to hold the equity interests in our three affiliated domestic entities on our behalf. We have entered into contractual arrangements with these affiliated entities pursuant to which our wholly owned subsidiaries, Acorn Information Technology (Shanghai) Co., Ltd., or Acorn Information, and Acorn Trade (Shanghai) Co. Ltd., or Acorn Trade (Shanghai), provide technical support and operation and management services to these affiliated entities. In addition, we have entered into agreements with these affiliated entities and Mr. Song and Ms. Zong as their shareholders, providing us substantial ability to control each of these affiliated entities. For detailed descriptions of these contractual arrangements, see Item 4.C, “Information on the Company— Organizational Structure”.

As advised by our PRC legal counsel, Commerce & Finance Law Offices, the ownership structures of (i) Acorn Information, Shanghai Network and Beijing Acorn; and (ii) Acorn Trade (Shanghai) and Beijing HJX Technology are in compliance with existing PRC laws and regulations and our contractual arrangements among (i) Acorn Information, Shanghai Network and Beijing Acorn and their shareholders; and (ii) Acorn Trade (Shanghai) and Beijing HJX Technology and their shareholders are valid, binding and enforceable. However, there are uncertainties regarding the interpretation and application of current and future PRC laws and regulations. If we, Acorn Information, Acorn Trade (Shanghai) or any of our affiliated entities are found to be in violation of any existing or future PRC laws or regulations or fail to obtain or maintain any of the required licenses, permits or approvals, the relevant PRC regulatory authorities would have broad discretion in dealing with these violations, including, among others:

•	revoking the business and operating licenses of Acorn Information, Acorn Trade (Shanghai) and our affiliated entities;

•	discontinuing or restricting the operations of Acorn Information, Acorn Trade (Shanghai) and our affiliated entities;

•	limiting our business expansion in China by way of entering into contractual arrangements;

•	imposing conditions or requirements with which we, Acorn Information, Acorn Trade (Shanghai) or our affiliated entities may be unable to comply;

•	requiring us or Acorn Information, Acorn Trade (Shanghai) or our affiliated entities to restructure the relevant ownership structure or operations; or

•	restricting or prohibiting our use of the proceeds of the additional public offering to finance our business and operations in China.

Our ability to conduct our business may be negatively affected if the PRC government were to carry out any of the aforementioned actions.

The contractual arrangements with our affiliated Chinese entities and its shareholders which relate to critical aspects of our operations, may not be as effective in providing operational control as direct ownership. In addition, these arrangements may be difficult and costly to enforce under PRC law.

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

In addition, all of these contractual arrangements are governed by PRC laws and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. The legal environment in the PRC is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. In the event that we are unable to enforce these contractual arrangements, or if we suffer significant time delays or other obstacles in the process of enforcing these contractual arrangements, it would be very difficult to exert effective control over our variable interest entities, and our ability to conduct our business and our financial conditions and results of operation may be materially and adversely affected. See “—Risks Related to Doing Business in China—The PRC legal system embodies uncertainties which could limit the available legal protections.”

The shareholders of our variable interest entities may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

Shanghai Network, Beijing Acorn Trade Co., Ltd., and Beijing HJX Technology Development Co., Ltd. are our variable interest entities. Mr. Kuan Song and Ms. Pan Zong, together hold 100% of the equity interest in Shanghai Network, Beijing Acorn and Beijing HJX Technology.

The interests of Mr.  Kuan Song and Ms. Pan Zong as the shareholders of our variable interest entities may differ from the interests of our Company as a whole, as what is in the best interests of our variable interest entities may not be in the best interests of our Company. We cannot assure you that if conflicts of interest arise, any or all of these individuals will act in the best interests of our Company or that conflicts of interest will be resolved in our favor. In addition, these individuals may breach or cause our variable interest entities and their subsidiaries to breach or refuse to renew the existing contractual arrangements with us.

Currently, we do not have arrangements to address potential conflicts of interest that the shareholders of our variable interest entities may encounter; provided that we could, at all times, exercise our option under the optional share purchase agreement to cause them to transfer all of their equity ownership in our variable interest entities to a PRC entity or individual designated by us as permitted by the then applicable PRC laws. In addition, if such conflicts of interest arise, we could also, in the capacity of attorney-in-fact of the then existing shareholders of our variable interest entities as provided under the power of attorney, directly appoint new directors of our variable interest entities. We rely on the shareholders of our variable interest entities to comply with the laws of China, which protect contractual rights and provide that directors and executive officers owe a duty of loyalty to our Company. The laws also require them to avoid conflicts of interest and not to take advantage of their positions for personal gains. The laws of the Cayman Islands provide that directors owe a duty of care and a duty of loyalty to act honestly in good faith with a view to the Company’s best interests. However, the legal frameworks of China and Cayman Islands do not provide guidance on how to resolve conflicts in the event of a conflict with another corporate governance regime.

If we cannot resolve any conflicts of interest or disputes between us and the shareholders of our variable interest entities, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings. Under the current contractual arrangements, as a legal matter, if any consolidated affiliated entity or Mr.  Kuan Song or Ms.  Pan Zong fails to perform its or their respective obligations under these contractual arrangements, we may have to incur substantial costs and expend significant resources to enforce those arrangements, and rely on legal remedies under PRC law. These remedies may include seeking specific performance or injunctive relief, and claiming damages, any of which may not be effective. For example, if either Mr.  Kuan Song or Ms.  Pan Zong refuses to transfer his or her equity interest in any affiliated entity to us or our designee when we exercise the purchase option pursuant to these contractual arrangements, or if either Mr.  Kuan Song or Ms. Pan Zong otherwise acts in bad faith toward us, we may have to take legal action to compel him or her to fulfill his or her contractual obligations. In addition, as each of our affiliated entity is jointly owned and effectively managed by Mr.  Kuan Song or Ms. Pan Zong, it may be difficult for us to change our corporate structure or to bring claims against any affiliated entity or Mr.  Kuan Song or Ms.  Pan Zong if any of them fails to perform its or his or her obligations under the related contracts or does not cooperate with any such actions by us.

We may lose the ability to use and enjoy assets held by our PRC consolidated affiliated entities that are important to the operation of our business if such entities go bankrupt or become subject to a dissolution or liquidation proceeding.

As part of our contractual arrangements with our variable interest entities, such entities hold certain assets, such as patents for the proprietary technology that are essential to the operations of our platform and important to the operation of our business. If any of our variable interest entities goes bankrupt and all or part of its assets become subject to liens or rights of third party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. If any of our variable interest entities undergoes a voluntary or involuntary liquidation proceeding, the unrelated third party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

Our ability to enforce the equity pledge agreements between us and PRC variable interest entities’ shareholder may be subject to limitations based on PRC laws and regulations.

Pursuant to the equity interest pledge agreements between our wholly owned subsidiaries in China and the shareholders of our variable interest entities, each shareholder of each variable interest entities agrees to pledge its equity interests in the variable interest entity to our subsidiary to secure the relevant variable interest entity’s performance of his obligations under the relevant contractual arrangements. The equity interest pledges of shareholders of variable interest entities under these equity pledge agreements have been registered with the relevant local branch of the State Administration for Industry and Commerce, or SAIC. We may change our variable interest entities structure in the future. We have released the pledge over the equity interests held by the two nominee shareholders. Such changes are expected to reduce the cost of operation within our Group. In addition, in the registration forms of the local branch of State Administration for Industry and Commerce for the pledges over the equity interests under the equity interest pledge agreements, the aggregate amount of registered equity interests pledged to our wholly owned subsidiaries in China represents 100% of the registered capital of our variable interest entities. The equity interest pledge agreements with each of variable interest entities’ shareholders provide that the pledged equity interest shall constitute continuing security for any and all of the indebtedness, obligations and liabilities under all of the principal service agreements and the scope of pledge shall not be limited by the amount of the registered capital of that variable interest entity. However, it is possible that a PRC court may take the position that the amount listed on the equity pledge registration forms represents the full amount of the collateral that has been registered and perfected. If this is the case, the obligations that are supposed to be secured in the equity interest pledge agreements in excess of the amount listed on the equity pledge registration forms could be determined by the PRC court as unsecured debt, which takes last priority among creditors.

Our corporate structure may limit our ability to receive dividends from, and transfer funds to, our PRC subsidiaries, which could restrict our ability to act in response to changing market conditions and reallocate funds from one affiliated PRC entity to another in a timely manner.

We are a Cayman Islands holding company and substantially all of our operations are conducted through our 14 PRC subsidiaries and three variable interest entities. We may rely on dividends and other distributions from our PRC subsidiaries to provide us with our cash flow and allow us to pay dividends on the shares underlying our ADSs and meet our other obligations. Current regulations in China permit our PRC subsidiaries to pay dividends to us only out of their accumulated distributable profits, if any, determined in accordance with their articles of association and PRC accounting standards and regulations. The ability of these subsidiaries to make dividends and other payments to us may be restricted by factors that include changes in applicable foreign exchange and other laws and regulations. In particular, under PRC law, these operating subsidiaries may only pay dividends after 10% of their net profit has been set aside as reserve funds, unless such reserves have reached at least 50% of their respective registered capital. Such reserve may not be distributed as cash dividends. In addition, if any of our 14 PRC operating subsidiaries incur debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments to us. Moreover, the profit available for distribution from our Chinese operating subsidiaries is determined in accordance with generally accepted accounting principles in China. This calculation may differ from that performed in accordance with U.S. GAAP. As a result, we may not have sufficient distributions from our PRC subsidiaries to enable necessary profit distributions to us or any distributions to our shareholders in the future, which calculation would be based upon our financial statements prepared under U.S. GAAP. Furthermore, distributions by our PRC subsidiaries to us other than as dividends may be subject to governmental approval and taxation.

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

The contractual arrangements entered into among our consolidated affiliated entities and their shareholders and those arrangements entered into between us or one of our Chinese subsidiaries and our consolidated affiliated entities may be subject to audit or challenge by the Chinese tax authorities. A finding that we, Acorn Information, Acorn Trade (Shanghai), our consolidated affiliated entities or any of our Chinese subsidiaries owe additional taxes could substantially reduce our net earnings and the value of your investment.

Under PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. As a result of our corporate structure and the contractual arrangements among our PRC subsidiaries, our PRC consolidated affiliated entities and their shareholders, we are effectively subject to the 5% PRC business tax and generally subject to 6% PRC value added tax and related surcharges on revenues generated by our subsidiaries from our contractual arrangements with our PRC consolidated affiliated entities. The current EIT Law became effective on January 1, 2008 and provides authority for the PRC tax authority to make special adjustments to taxable income as well as additional reporting requirements. In particular, an enterprise must submit its annual tax return together with information on related party transactions to the tax authorities. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s-length principles. In addition, the PRC tax authorities issued Implementation Measures for Special Tax Adjustments (Trial) on January 8, 2009 which set forth tax-filing disclosure and contemporaneous documentation requirements, clarify the definition of “related party”, guide the selection and application of transfer pricing methods, and outline the due process procedures for transfer pricing investigation and assessment. These transactions may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year during which the transactions are conducted. We may be subject to adverse tax consequences if the PRC tax authorities were to determine that the contracts between us and our PRC consolidated affiliated entities were not on an arm’s length basis and therefore constitute a favorable transfer pricing arrangements. If this occurs, the PRC tax authorities could request that either of our PRC consolidated affiliated entities adjust its taxable income upward for PRC tax purposes. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions for PRC tax purposes recorded by us, our consolidated affiliated entities, or our PRC subsidiaries or an increase in taxable income, all of which could increase our tax liabilities. In addition, the PRC tax authorities may impose late payment fees and other penalties on us, our consolidated affiliated entities or our PRC subsidiaries for under-paid taxes.

The draft PRC Foreign Investment Law, if enacted as proposed, may materially impact the viability of our current corporate structure, corporate governance, business operations and financial results.

The MOFCOM published a discussion draft of the proposed Foreign Investment Law in January 2015 aiming to, upon its enactment, replace the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The draft Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. While the MOFCOM solicited public comments on this draft in January and February, 2015, substantial uncertainties exist with respect to its enactment timetable, interpretation and implementation. The draft Foreign Investment Law, if enacted as proposed, may materially impact the entire legal framework regulating the foreign investments in China and may materially impact viability of our current corporate structure, corporate governance, business operations and financial results.

Among other things, the draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of ‘‘actual control’’ in determining whether a company is considered a foreign invested enterprise, or an FIE. The draft Foreign Investment Law specifically provides that entities established in China but ‘‘controlled’’ by foreign investors will be treated as FIEs, whereas an entity set up in a foreign jurisdiction would nonetheless be, upon market entry clearance by the MOFCOM or its local branches, treated as a PRC domestic investor provided that the entity is ‘‘controlled’’ by PRC entities and/or citizens. In this connection, ‘‘control’’ is broadly defined in the draft law to cover, among others, having the power to exert decisive influence, via contractual or trust arrangements, over the subject entity’s operations, financial matters or other key aspects of business operations. Once an entity is determined to be an FIE and its investment amount exceeds certain thresholds or its business operation falls within a ‘‘negative list’’, to be separately issued by the State Council in the future, market entry clearance by the MOFCOM or its local branches would be required. Otherwise, all foreign investors may make investments on the same terms as Chinese investors without being subject to additional approval from the government authorities as mandated by the existing foreign investment legal regime.

The ‘‘variable interest entity’’ structure, or VIE structure, has been adopted by many PRC-based companies, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China. We also set up the VIE structure to do our business in China. Under the draft Foreign Investment Law, variable interest entities that are controlled via contractual arrangement would also be deemed as FIEs, if they are ultimately ‘‘controlled’’ by foreign investors. Therefore, for any companies with a VIE structure in an industry category that is on the ‘‘negative list,’’ the VIE structure may be deemed legitimate only if the ultimate controlling person(s) is/ are of PRC nationality (either PRC individual, or PRC government and its branches or agencies).Conversely, if the actual controlling person(s) is/are of foreign nationalities, then the variable interest entities will be treated as FIEs and any operation in the industry category on the ‘‘negative list’’ without market entry clearance may be considered as illegal.

However, the draft Foreign Investment Law has not taken a position on what actions shall be taken with respect to the existing companies with a VIE structure, although a few possible options were proffered. Under these options, a company with VIE structures and in the business on the ‘‘negative list’’ at the time of enactment of the new Foreign Investment Law has either the option or obligation to disclose its corporate structure to the authorities, while the authorities, after reviewing the ultimate control structure of the company, may either permit the company to continue its business by maintaining the VIE structure (when the company is deemed ultimately controlled by PRC citizens), or require the company to dispose of its businesses and/or VIE structure based on circumstantial considerations. Moreover, it is uncertain whether the business that our VIEs are operating will be subject to the foreign investment restrictions or prohibitions set forth in the ‘‘negative list’’ to be issued. If the enacted version of the Foreign Investment Law and the final ‘‘negative list’’ mandate further actions, such as MOFCOM market entry clearance, to be completed by companies with existing VIE structure like us, we face uncertainties as to whether such clearance can be timely obtained, or at all.

The draft Foreign Investment Law, if enacted as proposed, may also materially impact our corporate governance practice and increase our compliance costs. For instance, the draft Foreign Investment Law imposes stringent ad hoc and periodic information reporting requirements on foreign investors and the applicable FIEs. Aside from investment implementation report and investment amendment report that are required at each investment and alteration of investment specifics, an annual report is mandatory, and large foreign investors meeting certain criteria are required to report on a quarterly basis. Any company found to be non-compliant with these information reporting obligations may potentially be subject to fines and/or administrative or criminal liabilities, and the persons directly responsible may be subject to criminal liabilities.

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

In particular, our business is primarily dependent upon the economy and the business environment in China. Our growth strategy is based upon the assumption that demand in China for our products will continue to grow with the growth of Chinese economy. However, the growth of the Chinese economy has been uneven across geographic regions and economic sectors, and experienced an economic slowdown in 2009 as a result of the global economic crisis. In addition, while the PRC economy has experienced significant growth in the past decades, that growth may not continue, as evidenced by the slowing of the growth of the Chinese economy since 2012. Any adverse changes in economic conditions in China, in the policies of the Chinese government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China.. Such changes in China’s political or social conditions may also adversely affect our operations and financial results and may lead to reduction in demand for our services. In recent years, to encourage economic development, the PRC government has implemented various measures, many of which benefit the overall PRC economy, but may also have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us. In addition, future measures to control the pace of economic growth may also cause a decrease in the level of economic activity in China, which in turn could adversely affect our results of operations and financial condition.

The discontinuation of any of the preferential tax treatments and government subsidies available to us in China could materially and adversely affect our results of operations and financial condition.

Under PRC laws and regulations effective until December 31, 2007, our operating subsidiaries, Acorn International Electronic Technology (Shanghai) Co., Ltd., Shanghai HJX Digital Technology Co., Ltd., or Shanghai HJX, Zhuhai Acorn Electronic Technology Co., Ltd., Beijing Acorn Youngleda Technology Co., Ltd., or Beijing Youngleda and Yiyang Yukang Communication Equipment Co., Ltd., or Yiyang Yukang, enjoyed preferential tax benefits afforded to foreign-invested manufacturing enterprises and had been granted a two-year exemption from enterprise income tax beginning from their first profitable year and a 50% reduction of enterprise income tax rate for three years thereafter. The definition of a manufacturing enterprise under PRC law was vague and was subject to discretionary interpretation by the PRC authorities. If we were to be deemed not qualified in the past or if the tax preferential treatments enjoyed by us in accordance with local government rules or policies were deemed in violation of national laws and regulations and were abolished or altered, we would be subject to the standard statutory tax rate, which is 25% for calendar years starting on or after January 1, 2008, and we could be required to repay the income tax for the previous three years at the applicable non-preferential tax rate.

In addition, the new Enterprise Income Tax Law, or the New EIT Law and its implementing rules, which became effective on January 1, 2008, significantly curtails tax incentives granted to foreign-invested enterprises under the previous tax law. The New EIT Law (i) reduces the statutory rate of enterprise income tax from 33% to 25%, (ii) permits companies to continue to enjoy their existing tax incentives, subject to certain transitional phase-out rules, and (iii) introduces new tax incentives, subject to various qualification criteria. Under the phase- out rules, enterprises established before the promulgation date of the New EIT Law and which were granted preferential EIT treatment under the then effective tax laws or regulations may continue to enjoy their preferential tax treatments until their expiration. Additionally, our subsidiaries also received tax holidays and subsidies for certain taxes paid by us, as well as subsidies which formed part of the incentives provided by local government for our investment in local district. These incentives were granted by local government agencies and may be deemed inappropriate by the central government. Preferential tax treatments and incentives granted to us by PRC governmental authorities are subject to review and may be adjusted or revoked at any time in the future. The discontinuation or revocation of any preferential tax treatments and incentive currently available to us will cause our effective tax rate to increase, which will decrease our net income and materially and adversely affect our financial condition and results of operations. See Item 5.A, “Operating and Financial Review and Prospects—Operating Results—Taxation”.

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

The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The PRC government allowed the Renminbi to appreciate more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the PRC government has allowed the Renminbi to appreciate slowly against the U.S. dollar again, though there have been periods when the U.S. dollar has appreciated against the Renminbi as well. In April 2012, the PRC government announced that it would allow more RMB exchange rate fluctuation. However, it remains unclear how this announcement might be implemented. There remains significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in greater fluctuation of the RMB against the U.S. dollar. From June 2010 to January 2014, the RMB has appreciated against the U.S. dollar from approximately RMB6.82 per U.S. dollar to RMB6.05 per U.S. dollar, reaching a new historical height, followed by the RMB depreciating against the U.S. dollar to RMB6.48 per U.S. dollar on December 31, 2015. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

There remains significant international pressure on the Chinese government to adopt a flexible currency policy to allow the Renminbi to appreciate against the U.S. dollar. Significant revaluation of the Renminbi may have a material adverse effect on your investment. Substantially all of our revenues and costs are denominated in Renminbi. Any significant revaluation of Renminbi may materially and adversely affect our revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. To the extent that we need to convert U.S. dollars into RMB for capital expenditures and working capital and other business purposes, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, a significant depreciation of the Renminbi against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our earnings, which in turn could adversely affect the price of our ADSs, and if we decide to convert RMB into U.S. dollars for the purpose of making payments for dividends on our common shares or ADSs, strategic acquisitions or investments or other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

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

On July 4, 2014, the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, was promulgated by SAFE, which replaced the former circular commonly known as “Notice 75” promulgated by SAFE on October 21, 2005 and requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a ‘‘special purpose vehicle.’’ SAFE Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiary of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Furthermore, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls. Pursuant to the Circular on Further Simplifying and Improving the Direct Investment-related Foreign Exchange Administration Policies, or SAFE Circular 13, promulgated by SAFE, starting from June 1, 2015, the registration (including initial registration and amendment registration) under SAFE Circular 37 will be directly reviewed and handled by local banks.

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

Upon the completion of our acquisition of Yiyang Yukang in December 2008, shareholders of Yiyang Yukang became our shareholders. To our knowledge, some of the prior shareholders of Yiyang Yukang did not file applications for SAFE registration, which may adversely affect our ability to distribute dividends to our shareholders as stated above. As advised by our PRC legal counsel, Commerce & Finance, a separate registration in respect of Notice 75 which was effective at the moment of the above acquisition is not applicable to our acquisition of Yiyang Yukang.

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

On December 28, 2012, the Labor Contract Law was amended to impose more stringent requirements on labor dispatch which became effective on July 1, 2013. For example, an employer shall strictly control the number of dispatched employees not to exceed certain percentage of its total number of employees. Moreover, the Interim Provisions on Labor Dispatch, or the Dispatch Rule, effective on March 1, 2014, provides that dispatched employees are only be allowed to work in temporary, ancillary and replaceable positions. The number of dispatched employees hired by an employer may not exceed 10% of its total labor force and the employer has a two-year transition period to comply with such requirement. Pursuant to the current Labor Contract Law, a labor-dispatching enterprise or an employer using dispatched workers who violates requirements of labor dispatching under the Labor Contract Law may be subject to fine by competent labor administrative authority and, if losses are caused to any dispatched employee, such labor- dispatching enterprise and employer shall assume liabilities jointly and severally. Currently, a majority of our call center employees are recruited as dispatched employees and such employees are not working in said temporary, ancillary and replaceable positions. Besides, the number of dispatched workers in certain of our PRC subsidiaries has exceeded 10% of their respective total number of employees as required by the Dispatch Rule. Therefore, we have to reduce the number of our dispatched workers to comply with the percentage limitation as required, which may result in an increase in our labor costs. If we fail to decrease the number of our dispatched workers, we may be subject to penalties by competent labor administrative authority. In addition, if our dispatched employees suffer losses arising from relevant labor-dispatching agency’s violation of the Labor Contract Law, we, as the enterprise engaging such employees, may be required by such dispatched employees to assume liabilities. We cannot assure you that, after assumption of such liability, we will successfully obtain reimbursement from relevant labor-dispatching agency.

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

Inspections of other firms that the PCAOB has conducted outside China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections, and to the extent that such inspections might have facilitated improvements in our auditor’s audit procedures and quality control procedures, investors may be deprived of such benefits. In addition, investors may lose confidence in our reported financial information and procedures and the quality of our financial statements, which may have a material adverse effect on our ADS price.

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

Starting in 2011 the Chinese affiliates of the “big four” accounting firms, (including our independent registered public accounting firm) were affected by a conflict between US and Chinese law. Specifically, for certain US listed companies operating and audited in mainland China, the SEC and the PCAOB sought to obtain from the Chinese firms access to their audit work papers and related documents. The firms were, however, advised and directed that under China law they could not respond directly to the US regulators on those requests, and that requests by foreign regulators for access to such papers in China had to be channeled through the CSRC.

In late 2012 this impasse led the SEC to commence administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese accounting firms, (including our independent registered public accounting firm). A first instance trial of the proceedings in July 2013 in the SEC's internal administrative court resulted in an adverse judgment against the firms. The administrative law judge proposed penalties on the firms including a temporary suspension of their right to practice before the SEC, although that proposed penalty did not take effect pending review by the Commissioners of the SEC. On February 6, 2015, before a review by the Commissioner had taken place, the firms reached a settlement with the SEC. Under the settlement, the SEC accepts that future requests by the SEC for the production of documents will normally be made to the CSRC. The firms will receive matching Section 106 requests, and are required to abide by a detailed set of procedures with respect to such requests, which in substance require them to facilitate production via the CSRC. If they fail to meet specified criteria, the SEC retains authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure. Remedies for any future noncompliance could include, as appropriate, an automatic six-month bar on a single firm’s performance of certain audit work, commencement of a new proceeding against a firm, or in extreme cases the resumption of the current proceeding against all four firms.

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

On May 12, 2008 and April 14, 2010, severe earthquakes hit part of Sichuan province in southeastern China and part of Qinghai province in western China, respectively, resulting in significant casualties and property damage. While we did not suffer any loss or experience any significant increase in cost resulting from these earthquakes, if a similar disaster were to occur in the future that affected Shanghai or another city where we have major operations, our operations could be materially and adversely affected due to loss of personnel and damages to property. In addition, a similar disaster affecting a larger, more developed area could also cause an increase in our costs resulting from the efforts to resurvey the affected area. Even if we are not directly affected, such a disaster could affect the operations or financial condition of our customers and suppliers, which could harm our results of operations.

In addition, our business could be materially and adversely affected by natural disasters or public health emergencies, such as the outbreak of avian influenza, severe acute respiratory syndrome, or SARS, Ebola virus, or another epidemic. In April 2009, a new strain of influenza A virus subtype H1N1, commonly referred to as “swine flu,” was first discovered in North America and quickly spread to other parts of the world, including China. In early June 2009, the World Health Organization, or the WHO, declared the outbreak to be a pandemic, while noting that most of the illnesses were of moderate severity. The PRC Ministry of Health has reported several hundred deaths caused by influenza A (H1N1). In March 2013, a new virus subtype H7N9, commonly known as “bird flu” or “avian flu,” was discovered in eastern China. In April 2013, the WHO has identified H7N9 as “an unusually dangerous virus for humans” but the number of cases detected after April 2013 fell abruptly. Any outbreak of avian flu, SARS, influenza A (H1N1), or their variations, or other adverse public health epidemic in China may have a material and adverse effect on our business operations. These occurrences could require the temporary closure of our offices or prevent our staff from traveling to our customers’ offices to provide on-site services. Such closures could severely disrupt our business operations and adversely affect our results of operations.

Risks Relating to Our ADSs.

Our ADSs may be delisted from the New York Stock Exchange which would adversely impact our public float and the trading price for our ADSs.

We must comply with various listing standards to maintain our continued NYSE listing. For example, the average closing price for our ADSs may not fall below $1.00 over a 30 trading-day period. On two recent occasions we were notified by the NYSE that we were in violation of this listing standard.

On March 19, 2015, the NYSE notified us that the closing price of our ADSs for the consecutive 30 trading-day period ended on March 13, 2015 was $0.99 and therefore below the NYSE’s continued listing standard relating to minimum average closing share price. Subsequent increases in the closing prices of our ADSs allowed us to regain compliance with the minimum share price rule by April 2015 but on September 15, 2015, the NYSE again notified us that we were below the NYSE’s continued listing criteria because the average per share closing price of our ADS for the consecutive 30 trading-day period ended on September 11, 2015 has fallen below $1.00. We regained compliance with the NYSE continued listing criteria after we changed the ratio of ordinary shares per one ADS from 1 ADS representing three ordinary shares to one ADS representing twenty ordinary shares (equivalent to a three-for-twenty reverse ADS split).

Our efforts to maintain our ADS average closing price at or above $1.00 to satisfy the relevant continued listing requirements may not succeed. We also have no assurance that we will continue to be in compliance with other NYSE listing standards. In addition, we would be subject to immediate suspension and de-listing from the NYSE if our average market capitalization is less than $15 million over a consecutive 30 trading-day period. As of April 30, 2016, our market capitalization was approximately $22.4 million. On the other hand, if our shareholders’ equity falls below $50 million during any time when our average market capitalization over the previous consecutive 30 trading-day period is less than $50 million, the NYSE could take actions to delist our ADSs. As of December 31, 2015, we had shareholders’ equity of $178.7 million and, based on our management account, we expect a net income of approximately $6.9 million in the first quarter of 2016 primarily as a result of our disposal of certain non-core investments and assets in 2016.

We may be classified as a passive foreign investment company or “PFIC” for U.S. federal income tax purposes for a given taxable year pursuant to an annual factual determination made after the close of that year; pursuant to a determination made in 2016 we believe we were classified as a PFIC for the 2015 taxable year.

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

Our PFIC status for the current taxable year 2016 will not be determinable until after the close of the taxable year ending December 31, 2016. Because we currently hold, and expect to continue to hold, a substantial amount of cash and other passive assets and, because the value of our assets is likely to be determined in large part by reference to the market prices of our ADSs or ordinary shares, which are likely to fluctuate, there can be no assurance that we will not be classified as a PFIC in 2015 and any future taxable year. Based on a determination made in 2016 with respect to the 2015 taxable year, we believe we were classified as a PFIC for the 2015 taxable year. U.S. investors are urged to consult their independent tax advisors about the application of the PFIC rules and certain elections that may help them relieve any adverse U.S. federal income tax consequences for their particular circumstances for the 2015 taxable year. For more information regarding such elections, please consult Item 10.E, “Additional Information— Taxation—U.S. Federal Income Taxation—Passive Foreign Investment Company” and your independent tax advisor.

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

The daily closing trading prices of our ADSs ranged from US$2.4695 to $19.2000 in 2015 (adjusted to reflect the November 2015 increase in our ordinary shares to 1 ADS ratio to 20:1) . The trading price of our ADSs is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of other similarly situated companies in China that have listed their securities in the United States in recent years. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of these Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting or other practices at other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have engaged in such practices. Furthermore, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, which may have a material adverse effect on the market price of our ADSs.

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

Unlike many jurisdictions in the United States, Cayman Islands law does not generally provide for shareholder appraisal rights on an approved arrangement and reconstruction of a company. This may make it more difficult for you to assess the value of any consideration you may receive in a merger or consolidation or to require that the offer or give you additional consideration if you believe the consideration offered is insufficient. Moreover, holders of our ADSs are not entitled to appraisal rights under Cayman Islands law. ADS holders that wish to exercise their appraisal or dissentient rights must convert their ADSs into ordinary shares by surrendering their ADSs to the depositary and paying the ADS depositary fee.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our existing articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

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

A. History and Development of the Company

We commenced operations in 1998 through Beijing Acorn Trade Co., Ltd., or Beijing Acorn, and in 2000, two other operating companies, Shanghai Network, and Shanghai Acorn Trade and Development Co., Ltd., or Shanghai Trade, were established and commenced business operations. Prior to January 1, 2005, our business was operated through Beijing Acorn, Shanghai Network and Shanghai Trade, including their subsidiaries. To enable us to raise equity capital from investors outside of China, we established a holding company structure by incorporating China DRTV Inc., or China DRTV, in the British Virgin Islands on March 4, 2004. Commencing on January 1, 2005, our business was conducted through China DRTV and its subsidiaries and affiliated entities. In connection with our initial public offering, we incorporated Acorn International in the Cayman Islands on December 20, 2005 as our listing vehicle. On March 31, 2006, Acorn International became our ultimate holding company when it issued shares to the existing shareholders of China DRTV in exchange for all of the shares that these shareholders held in China DRTV. For additional information on our organizational structure, see Item 4.C, “Information on the Company— Organizational Structure”.

In May 2007, we completed our initial public offering, which involved the sale by us and certain of our shareholders of 8,855,000 ADSs, representing 26,565,000 ordinary shares. On November 30, 2015, we changed the ratio of our ADSs to ordinary shares from 1:3 to 1:20, which we believe was in the best interests of our shareholders as it assisted our Company in regaining compliance with the minimum average closing price continued listing standard of the NYSE.

Our principal executive offices are located at 19/F, 20th Building, 487 Tianlin Road, Shanghai 200233, People’s Republic of China, and our telephone number is (86 21) 5151-8888. Our website address is www.acorninternationalir.com. The information on our website does not form a part of this annual report. Our agent for service of process in the United States is CT Corporation System, located at 111 Eighth Avenue, New York, New York 10011.

B. Business Overview

Overview

We are a marketing and branding company in China with a proven track record of developing, promoting and selling a diverse portfolio of our proprietary-branded products, as well as well-established and promising new products from third parties. Our business is currently comprised of two main divisions, our direct sales platforms and our nationwide distribution network.

Under Mr. Roche’s stewardship since May 2015, we have reduced operating expenses and reduced cash outflow, focusing primarily on cost reduction and streamlining business operations of our Company. In addition, our cost reduction has been part of a broader restructuring in response to rationalizing our business model in light of the evolution of the business environment and competitive landscape in China. The business landscape in China has evolved in recent years and as a result, in addition to the desire to generate cash for the business, we are liquidating certain none-core assets and downsizing related business areas, such as warehousing, manufacturing and logistics, with an aim to enhance operational efficiency. Going forward, following our intense focus on cost reduction measures starting in May 2015, our management will continue to turn its attention to growing revenues. We plan to devote more resources to increasing our e-commerce sales and to expanding our existing nationwide distribution network of electronic learning products to help drive sales, build our brand and attract new customers.

Our direct sales business platform involves marketing and selling products directly to consumers in China through our outbound marketing platform (which until early 2015 included TV direct sales, or infomercials) and our Internet sales platform. Our outbound marketing platform includes our call center operations to directly market consumer products to individual customers in China, the majority of whom were previous TV direct sales purchasers who placed orders with us or made calls to our call center in the past 16 years. We also conduct our Internet sales business both through our official website and on the platforms of China’s leading e-commerce companies. We expect our Internet sales to have an increasing importance to our business in the future. Through our nationwide distribution network we distribute a select number of our products promoted by our direct sales platforms. Our distribution network covers all provinces in China through 29 distributors and allows us to reach over 2,200 retail outlets across China. We have developed several leading proprietary-branded product lines, including Ozing electronic learning products and Babaka posture-correction. In selecting new products to be offered via our diversified sales channels, we seek to identify offerings in underserved market segments with potential national appeal for which we believe our sales channels and marketing and branding expertise can create value. Featured products offered in 2015 included electronic learning products, health products, and collectibles products.

Our longer term goal is to become one of the leading marketing and branding company for developing, promoting and selling products in China and to capitalize on our integrated multi-channel platform with an aim to become partners of choice for both well-established and promising new businesses to market and distribute their products in China.

On May 4, 2015, Mr. Roche returned as our Chief Executive Officer to focus on restructuring and turning around the business, after his improper removal on August 26, 2014. Over the last three years, our total net revenues declined from $184.7 million in 2013 to $94.8 million in 2014 and $47.5 million in 2015 with net losses totaling $39.9 million in 2013, $44.3 million in 2014 and $40.2 million in 2015. Among other factors, these results reflect primarily the adverse impact of two events:

•	increasingly restrictive government regulations on TV infomercials which drove a substantial reduction in our purchase of TV advertising time in 2014 and the termination of our TV direct sales operations in the first quarter of 2015. These actions, in turn, resulted in significantly lower direct sales and lower distribution sales (distribution sales often benefit from TV advertising exposure); and

•	the pendency of a legal dispute between two groups of our shareholders relating to the management and direction of our company and the related diversion of our management’s attention from our business and litigation-related prohibitions on our pursuing transactions outside our ordinary course of business. This dispute resulted in a court case that was adjudicated and resulted in the following by May 2015 (i) a Cayman Islands court issued a final order in connection with the dispute, (ii) Robert Roche, our co-founder, Chairman and controlling shareholder, returned as our CEO and chairman; (iii) we held an extraordinary general meeting (EGM) of our shareholders at which a significant change in the composition of our board of directors was approved by our shareholders and effected and (iv) a business operations and sales team headed by our former co-founder Mr. Don Dongjie Yang left the company in 2015.

Due to the impact of these events, we believe that our 2015 results of operation are not generally comparable to our prior year results or necessarily indicative of anticipated 2016 results.

Our Complementary Direct Sales Platforms

We have established and maintained complementary direct sales platforms, which currently consist mainly of outbound marketing and Internet sales. Through our direct sales platforms, we sell and market our proprietary products as well as certain third-party products. Approximately 43.5%, 47.7% and 40.8% of our total net revenues in 2013, 2014 and 2015, respectively, were generated from our direct sales platforms.

Historically, the core focus of our direct sales was our TV direct sales platform. Our TV direct sales platform primarily consisted of procuring TV airtime from both national and local TV channels in China to play three to ten minute infomercials demonstrating and explaining our product in an entertaining and appealing manner, and providing phone numbers for customers to call to make further inquiries or to purchase the product. However, a series of increasingly more restrictive regulations and rules on TV advertising in China and rising media costs significantly reduced our ability to effectively access TV airtime. As a result, we significantly reduced our purchases of airtime for our TV infomercials beginning in 2014 and by early 2015 we suspended the procurement of new TV time altogether. As a result, as a percentage of our total gross revenues, gross revenues generated by TV direct sales declines from 30.4% and 6.0% in 2013 and 2014, respectively, to approximately 0.7% in 2015.

Outbound Marketing. As of December 31, 2015, our database contained approximately 12.7 million names of individual customers, the majority of whom have placed orders to us or made calls to our call center in the past 16 years. As of December 31, 2015, our 71 specialized outbound marketing representatives utilize our customer database to target calls and text messages at customer subgroups identified as likely purchasers of particular products. We currently operate one call center in Wuxi which processes telephone orders generated by our direct sales platforms and gathers real-time data to help determine how we shall adjust our business operations and product offerings. Our outbound marketing sales accounted for approximately 29.7% of our total net revenues in 2015. We expect that the number of customers in our database will continue to grow and sales from outbound marketing will continue to form an important portion to our business in the future.

Internet Website. We sold over 250 kinds of products via our website in 2015, both through our official website and on the platforms of China’s leading e-commerce companies, of which 209 were our proprietary-branded products while the remainder were third-party products. In addition to our official website, we maintain e-shops on various e-commerce platforms in China, including T-mall.com, Taobao, JD.com, and Amazon to provide products and services to our end-customers. Our Internet website sales accounted for approximately 18.7% of our total net revenues in 2015. We expect that our Internet sales will continue to grow and will be of increasing importance to our business in the future.

Our Nationwide Distribution Network

In addition, our nationwide distribution network, coupled with local marketing and promotional efforts, helps us to further enhance the awareness of and demand for certain of our products, thereby broadening our customer reach and enhancing the penetration of those products on a nationwide basis.

We use our nationwide distribution network to distribute a selected number of our products promoted through our direct sales platforms. Our distribution network broadens our customer reach and enhances the penetration of those products on a nationwide basis. Our network covers all provinces in China through 29 distributors, which allows us to reach over 2,200 retail outlets across China. These retail outlets include bookstores, supermarkets, specialty retail chains and department stores. In addition to our ground distribution network, starting from 2013, we also engaged distributors on China’s leading e-commerce platforms to promote and market our products. For example we work closely with e-commerce websites such as VIPShop and JD.com to promote and sell our products on a wholesale basis. In 2013, 2014 and 2015, sales generated through our nationwide distribution network accounted for 26.1%, 52.3% and 59.2% of our net revenues, respectively. We typically provide our distributors (other than distributors on the e-commerce websites) with the exclusive right to distribute selected products in their respective territories. In 2013, 2014 and 2015, sales generated by our top five distributors accounted for 7.4%, 13.8% and 25.6% of our gross revenues, respectively.

Our distribution agreements with ground distributors are typically negotiated and entered into on an annual basis and are designed to provide incentives for our distributors to improve their sales performance, encourage them to promote our brands, and protect the value of those brands. For example, our distributors are required to meet the monthly and annual sales volume target for our selected featured products and, in the case of electronic learning products distribution, we provide sales incentives in the form of cash rebates to the distributors that meet or exceed our sales targets. We also require our distributors to ensure that the retail prices of our products sold through their retail outlets are not lower than the retail prices for the same products sold through our direct sales platforms, or the minimum retail prices set by us. Furthermore, distributors of our electronic learning products must also incur minimum marketing expenditures provided in our distribution agreements. We regularly monitor and review our distributors’ sales performance and their compliance with the terms of our agreements.

Our Products

We currently offer over 250 products which are sold primarily through our outbound marketing and online stores, as well as our nationwide distribution network. Our recently featured product categories include electronic learning products, collectibles products, health products, and mobile phone products, all of which are primarily sold through our comprehensive and complimentary direct sales platform, nationwide distribution network, or both. We periodically develop and introduce new and upgraded products under the same product brand to develop such brand into a product line.

In addition, to further expand our product offerings, we entered into an Insurance Business Cooperation Agreement with Sino- US United MetLife Insurance Co., Ltd., or MetLife, a joint venture company established by certain wholly-owned subsidiaries of MetLife Inc. and Shanghai Alliance Investment Ltd. Pursuant to the cooperation agreement effective on August 29, 2012, we, as a concurrent-business insurance agent of Metlife, are jointly marketing and selling short-term accident and health insurance products with Metlife through various channels under our other direct sales platform. Pursuant to our cooperation with Metlife, we received a service fee/commission of approximately $0.5 million from Metlife in 2015 and expect to further expand our insurance product operations going forward.

Recent Featured Product Categories

We generally focus on marketing and selling four to six featured product lines at any one time through our direct sales platforms and a limited number of products through our nationwide distribution network. In 2015, we featured products in the following categories and under the following proprietary and third-party brands:

•	Electronic Learning Products featuring the Ozing branded electronic learning device incorporating mobile internet interactive features, such as online tutoring services. Electronic learning products accounted for 22.1%, 46.5% and 51.7% of our total gross revenues in 2013, 2014 and 2015, respectively. Our primary Ozing branded product is a multi-functional handheld electronic device with a screen display that provides lessons for independent English learners. The retail prices for our electronic learning products ranged from RMB280 to RMB2,299 per unit in 2013, RMB188 to RMB1,761 per unit in 2014, and RMB23 to RMB3,321 (or approximately $4 to $551) per unit in 2015.

•	Health Products featuring Babaka posture correction products. Health products accounted for 5.5%, 10.4% and 17.0% of our total gross revenues in 2013, 2014 and 2015, respectively. The retail prices for our health products ranged from RMB13 to RMB12,880 per unit in 2013, and RMB25 to RMB2,127 per unit in 2014 and RMB164 to RMB316 (or approximately $29 to $57) per unit in 2015.

•	Collectibles Products Collectibles products accounted for 16.0%, 16.2% and 11.8% of our total gross revenues in 2013, 2014 and 2015, respectively. The retail prices for our collectibles products ranged from RMB25 to RMB65,999 per unit in 2013, RMB25 to RMB65,999 per unit in 2014, and RMB4 to RMB67,521 (or approximately $1 to $12,166) per unit in 2015.

•	Mobile Phone Products Mobile phone products accounted for 14.0%, 6.3% and 10.6% of our total gross revenues in 2013, 2014 and 2015, respectively. The retail prices for the mobile phone products that we market ranged from RMB129 to RMB6,399 per unit in 2013, RMB129 to RMB5,942 per unit in 2014, and RMB82 to RMB2,382 (or approximately $13 to $367) per unit in 2015.

•	Kitchen and Household Kitchen and household accounted for 14.6%, 10.3% and 3.3% of our total gross revenues in 2013, 2014 and 2015, respectively. The retail prices for the kitchen and household products that we market ranged from RMB1.2 to RMB692 per unit in 2014, and RMB4 to RMB448 (or approximately $1 to $69) per unit in 2015.

Our five best-selling products and product lines in 2013, 2014 and 2015 are set forth below:

		2013			2014			2015
Product	Brand	Revenues	% of gross revenues	Rank	Revenues	% of gross revenues	Rank	Revenues	% of gross revenues	Rank
		(in thousands, except percentages and ranks)
Electronic learning products	Ozing	$40,903	22.1%	1	$44,138	46.5%	1	$24,638	51.7%	1
Health products	Babaka, Zehom	—	—		9,876	10.4%	3	8,102	17.0%	2
Collectibles products		29,643	16.0%	3	15,414	16.2%	2	5,646	11.8%	3
Mobile phone products	Gionee,				6,000	6.3%	5	5,032	10.6%	4
	K-touch, U-king,
	Lenovo, Nokia
	and Konka	25,924	14.0%	5	—
Kitchen and Household products	Rose, True	27,008	14.6%	4	9,810	10.3%	4	1,591	3.3%	5
Fitness products	Yierjian,
	Vibrashape	$38,427	20.8%	2	—			—

Total top five		$161,905	87.5%		$85,238	89.7%		$45,009	94.4%
Other products revenues		$23,245	12.5%		$9,716	10.3%		$2,644	5.6%
Total gross revenues		$185,150	100.0%		$94,954	100.0%		$47,653	100.0%
Total sales tax		$(439)			$(199)			$(107)
Total revenues, net		$184,711			$94,755			$47,546

Product Development

We employ a rigorous and systematic approach to identifying and developing products. Historically, our product development process comprised of product identification, pre-testing preparation and test-marketing through our TV direct sales platform. Under this process, we generally tested the market potential and customer appeal of our products by broadcasting our TV direct sales programs on specific channels for a designated period of time, and then closely evaluate customer feedback and sales of the relevant product through our call center.

In connection with discontinuing our TV direct sales platform, we have focused on other means of product identification and development, such as working with third parties to gauge consumer responsiveness to various products.

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

Test Marketing

The test-marketing phase usually lasts from one week to three weeks, during which time our test advertising programs are published on selected Internet websites or social media. During the test-marketing phase, we gather, monitor and analyze real-time data, calls and consumer feedback collected by our research team and customer service team through designated test numbers. Using this data and feedback, we attempt to predict the demand, growth potential and anticipated selling prices of the products. In analyzing the data to determine whether we should move a product into full-scale marketing on our various direct sales platform, we focus on key benchmarks, including, most importantly, estimated profitability relative to our media expenses. We then determine whether the product has the potential to be developed into a proprietary branded product line so that its lifecycle can be prolonged.

Call Center Operations

Our sales operations and media purchase activities are supported by our call center located in Wuxi, which began operation in 2009. Sales representatives in our call center places outbound marketing calls to selected customers to market our products and are trained to identify, promote and act upon cross-selling and up-selling opportunities while processing customer orders. We regularly track and analyze real-time data generated through our call center operations to ensure the cost- effectiveness of our media purchases. We use call center-generated real time data to adjust our product mix and to maximize the profitability of our direct sales operations. As of December 31, 2015, we had 71 dedicated sales representatives and 23 customer service representatives. In 2013, 2014 and 2015, our call center processed an average of approximately 10,150, 3,298 and 252 incoming calls per day, respectively, with the decline in calls processed in 2014 and 2015 primarily attributable to the substantial reduction in our TV media spending as we wound down our TV direct sales platform and our closure of call centers in Shanghai and Beijing in August 2014 and June 2015, respectively.

Order Fulfillment

Many of the products sold through our various sales centers are delivered to our customers throughout China by EMS, the largest national express mail service operated by the China Post Office, and local delivery companies. We generally guarantee our products will be delivered to our customers within two to ten days of the date of receiving the order. In 2013, 2014 and 2015, of the total attempted product deliveries by EMS and local delivery companies on a cash-on-delivery, or COD, basis, approximately 68%, 68% and 54% were successful, respectively. Reasons for delivery failure primarily include customers’ refusal to accept a product upon delivery, which tend to occur more frequently with products that have higher average selling prices, or failure to successfully locate the delivery address. We are responsible for delivery and handling fees regardless of whether the delivery is successful. We have found that, in general, the shorter the delivery time, the lower the likelihood that the customer will refuse to accept the product upon delivery. As a result, local delivery companies enjoy higher delivery success rate than EMS due to a faster delivery time and better service quality. EMS and local delivery companies are responsible for returning to us any undelivered products. It generally takes EMS two to three weeks, and local delivery companies approximately seven days, to return undelivered products to us.

In 2013, 2014 and 2015, approximately 94.0%, 85% and 38.0% of our direct sales were settled on a COD basis by our customers. We recognize non-COD sales revenues when products are delivered to and accepted by our customer (e.g. FOB destination). For customers settling through COD, either EMS or the local delivery company is responsible for collecting and wiring to us these cash amounts on a periodic basis once collected. EMS and local delivery companies generally charge us delivery fees based upon weight of the products and distance of delivery. Additionally, EMS charges a processing fee based upon the sales price. One of our local delivery companies charge a lower processing fee based upon the sales price, while the other companies do not charge us such fee. It typically takes two to three weeks for us to receive payments from EMS compared to approximately seven days from local delivery companies. Of our total accounts receivable balance as of December 31, 2013 , $1.1 million or 18.7% was due from EMS. And as of December 31, 2014 and 2015, no accounts receivables from a single delivery company were more than 10% of our total accounts receivables.

In 2013, 2014 and 2015, approximately 26.4%, 11.3% and 16.4% of our net revenues resulted from products delivered by EMS, respectively, and approximately 49.9%, 36.4% and 24.4% of our net revenues resulted from products delivered by local delivery companies, respectively.

Customer Service, Product Warranties and Return Policies

We believe emphasizing customer service will enhance our products brand image, facilitate cross-selling opportunities and generate customer loyalty and repeat purchasing behavior. Our customer service center within our Wuxi call center is currently staffed with approximately 23 customer service representatives. In addition, most of our distributors generally provide their own customer service in their respective territories.

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

Under our policies, our customers generally may return products to us within seven days after delivery if there is a quality defect or if a product fails to meet its specifications. In most cases, product exchanges are allowed within a month of delivery. Our warranties generally provide for repair of product defects within one year at no cost to the customers. Product returns from our multiple sales platforms were insignificant in 2013, 2014 and 2015. To the extent that the manufacturer of the defective product is a third party, the manufacturer is obligated to either repair the defective product or reimburse us for any related expenses. Our distributors are allowed to exchange any defective products they receive from us. The number of products exchanged by our distributors due to defects was insignificant in 2013, 2014 and 2015.

Supply and Inventory

Supply

We rely outsourced product manufacturers to produce our proprietary products (including our electronic learning products, oxygen generating devices and posture-correction products) and on third-party suppliers for our other products.

We historically manufactured a substantial portion of our proprietary products.  However, beginning in 2015, we began to discontinue our manufacturing operations.  As of the date of this annual report, we have outsourced the manufacture of our key proprietary products to sixteen manufacturers who manufacture our products based on our design and to our specifications.

Although we believe we could replace our contract manufacturers with qualified manufacturers on commercially reasonable terms within a reasonable period of time, any disruption of these arrangements could adversely impact our business.

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

Competition

Because of our integrated vertical business model, we face competition from the following companies operating in our value chain:

•	numerous domestic and international sellers of consumer branded products that sell their products in China and which compete with our products, such as our Ozing electronic learning products which compete with electronic learning products from BBG, Noah, Readboy, and other brands, and our mobile phone products which compete with similar products sold by local and international mobile phone manufacturers; and

•	other Internet and e-commerce companies in China that offer consumer products online via an Internet platform, such as Dang Dang Wang, Yihaodian, Tmall and JD.COM.

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

Seasonality

Certain of our products are subject to seasonality, such as our electronic learning products. Sales for these products are typically higher around our first and third fiscal quarters which correspond to the end and beginning of school semesters in China, respectively. Other than seasonality related to these and certain of our other products, our business generally has not been seasonal.

Intellectual Property

We rely on a combination of copyright, trademark, patent, unfair competition laws, as well as non-disclosure agreements and other methods to protect our intellectual property rights. We currently maintain 568 trademark registrations and are in the process of applying for registrations or transfer for approximately 114 trademarks in China. We own 12 invention, utilities and packaging design patents in China pertaining to our posture-correction products, kitchen and household products, fitness products, and oxygen generating device.

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

On November 6, 2015, we received the court judgment which prohibits Beiguo from infringing the copyrights and orders Beiguo to pay to the plaintiff, Beijing Ren’ai, a compensation in the amount of RMB30,000. Beiguo appealed on November 18, 2015 and the second open for hearing was held on April 7, 2016. The court confirmed the original judgment on April 13, 2016.

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

Management Information System

Our management information system and technology infrastructure is designed to support our key operations. Full redundancy design and data backup are built into our systems. We also have an uninterruptible power supply that can provide up to two hours of power in case of power outage to allow full functioning of our call center and customer services operations during that period.

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

In the opinion of our PRC legal counsel, Commerce & Finance, except as disclosed in Item 3.D, “Key Information—Risk Factors—Risks Related to the Regulation of Our Business and Industry— If the PRC government takes the view that we did not obtain the necessary approval for our acquisition of Shanghai Advertising under Guideline Catalog of Foreign Investment Industries (2004 Revision), we could be subject to penalties.”, and as disclosed in Item 3.D, “Key Information—Risk Factors—Risks Related to the Regulation of Our Business and Industry— If the PRC government takes the view that we did not obtain the necessary approval for our acquisition of Shanghai Advertising under Guideline Catalog of Foreign Investment Industries (2004 Revision), we could be subject to penalties.”, (1) the ownership structures of our directly owned PRC subsidiaries comply with existing PRC laws and regulations; and (2) the ownership structure of our affiliated entities and our contractual arrangements with our affiliated entities and their shareholders are valid, binding and enforceable, and do not and will not result in a violation of existing PRC laws and regulations.

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

Direct investment by foreign investors in the advertising industry in China is further subject to the Administrative Regulation on Foreign-Invested Advertising Enterprises jointly promulgated by MOFCOM and SAIC on March 2, 2004 and further revised on October 1, 2008. Under this advertising regulation, foreign investors are required to have had at least three years of experience in directly operating an advertising business outside of China before they may receive approval to own 100% of an advertising business in China. Foreign investors that do not have three years of experience are permitted to invest in advertising businesses, provided that such foreign investors have at least two years of direct operations in the advertising business outside of China and that such foreign investors may not own 100% of advertising businesses in China. Furthermore, all foreign invested advertising companies must obtain approval from SAIC or MOFCOM or their local counterparts. On June 29, 2015, the Administrative Regulation on Foreign-Invested Advertising Enterprise was revoked.

Our Direct Sales Operations

Due to the complicated and lengthy approval process and MOFCOM’s uncertain position towards approving investment in direct sale business by foreign investors under the Commercial Sector Measures, our direct sales business (other than direct sales of our Ozing electronic learning products) is currently conducted by our consolidated affiliated enterprises owned by Kuan Song and Pan Zong —Shanghai Network and Beijing Acorn. Furthermore, due to the aforesaid reason as well as certain restrictions or prohibitions on foreign ownership of companies that engage in internet and other related businesses imposed by current PRC laws and regulations, including the provision of internet content, we have set up another new consolidated affiliated enterprise, Beijing HJX Technology, and conducted internet interactive service through Beijing HJX Technology which held an ICP License. However, due to management changes and our improper management of the original ICP License of Beijing HJX Technology, Beijing HJX Technology was not able to complete its annual inspection on such license in 2015. We are currently in the process of preparing application documents for a new ICP License under the name of our subsidiary Shanghai Network to support of our shifting of core business from Beijing to Shanghai. The new consolidated affiliated enterprise is also owned by Kuan Song and Pan Zong. As domestic companies, these three companies are not subject to the Commercial Sector Measures and PRC laws and regulation on foreign investment into provision of internet content business, but they are controlled by us through a set of contractual arrangements.

In the opinion of our PRC legal counsel, Commerce & Finance:

•	The ownership structures of (i) Acorn Information, Shanghai Network and Beijing Acorn and (ii) Beijing HJX Technology and Acorn Trade (Shanghai) are in compliance with existing PRC laws and regulations; and

•	Our contractual arrangements among (i) Acorn Information, Shanghai Network and Beijing Acorn and their respective shareholders, and (ii) Acorn Trade (Shanghai) and Beijing HJX Technology and their shareholders are valid, binding and enforceable, and do not and will not result in a violation of existing PRC laws and regulations.

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

We have been further advised by Commerce & Finance that, according to an anonymous consultation with SFIC, because our acquisition of Shanghai Advertising was completed through Acorn Consulting, a domestic subsidiary of foreign invested enterprises, the acquisition was not subject to the requirement that foreign investors have the requisite years of operating experience in an advertising business outside of China. Similarly, Pudong Administration of Industry and Commerce in Shanghai did not require us to show that Acorn Consulting had the requisite years of operating experience either before or after it accepted the registration of the acquisition and issued a new business license to Shanghai Advertising on September 24, 2007. However, we cannot assure you that the PRC government will not take a different view from ours. Since our acquisition of Shanghai Advertising occurred prior to the revocation of Administrative Regulation on Foreign-Invested Advertising Enterprises, if the PRC government determines that we did not obtain the requisite approval or that this acquisition violated the then-effective requirements on foreign investment or re-investment in advertising businesses in China, we may be subject to severe penalties including, among others, the revocation of the business licenses of our related subsidiaries, discontinuation of our advertising operations, the imposition of conditions with which we or our PRC subsidiaries may be unable to comply, and the restructuring of Shanghai Advertising. The imposition of any of these penalties could result in a material adverse effect on our ability to conduct our business. See Item 3.D, “Key Information—Risk Factors—Risks Related to the Regulation of Our Business and Industry—If the PRC government takes the view that our acquisition of Shanghai Advertising does not comply with PRC governmental restrictions on foreign investment in advertising, we could be subject to severe penalties.”

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

One of our subsidiaries, Shanghai HJX, and one of our affiliated entities, Shanghai Network, have made filing with competent branches of SAFD on March 11, 2015 in connection with their operation of Class II medical device, and have completed subsequent update of filing information on April 27, 2016. Another of our subsidiaries, Acorn Trade (Shanghai) Co., Ltd., holds valid Medical Device Operation Enterprise Licenses that will expire on March 20, 2018, which we obtained as required by Medical Device Operation Enterprise License Measures and have completed the filing update of sale license in May, 2015. In addition, Zhuhai Acorn Electronic Technology Co., Ltd. holds a Medical Device Manufacturing License expiring on November 3, 2020 and a Medical Device Registration Certificate for an oxygen generating device that expired on January 25, 2020. We are also in the process of renewing other expired licenses and certificates that are required for our operation and products.

We have obtained a new Food Circulation License to sell pre-packaged food (including refrigerated foods and frozen foods) online under the name of Shanghai Network on April 28, 2016. We expect to expand market share under such service and receive additional cash flow to support our operations.

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

Regulation of Internet Content Providers

We currently operate www.xiangguo.com (redirected from www.chinadrtv.com) and www.hjx.com through which our customers can familiarize themselves with our products. We are required to comply with the Telecommunications Regulations promulgated by the State Council on September 25, 2000 and revised on July 29, 2014, the Administrative Measures on Internet Content Services issued by the State Council on September 25, 2000, the Administrative Measures on Telecommunications Business Operating Licenses promulgated by the MIIT in 2001 and revised in 2009, Measures for the Archival Administration of Non-operational Internet Content Services issued by the Ministry of Information Industry (now the Ministry of Industry and Information Technology) on February 8, 2005 and the Administrative Measures on Internet Pharmaceuticals Information Services issued by SAFD on July 8, 2004 in our operation of the website.

Under the above regulations internet content providers must apply for a Telecommunications and Information Services Operating License, or ICP License, a Value-added Telecommunications Business Permit for Internet Information Service if they are deemed to be “operating business”. Internet content providers not deemed to be operating businesses are only required to file a registration with the relevant information industry authorities. The online dissemination of information regarding medical devices must also be approved by SAFD at the provincial level and validated by an Internet Pharmaceuticals Information Service Qualification Certificate issued by SAFD. Violation of these provisions will result in a warning, an order to rectify within a certain period, a fine, or the closing of the website.

As internet information service in the websites of www.chinadrtv.com and www.xiangguo.com are not deemed as an operating business, we only need to file with the relevant information industry authorities for record, which we have finished. Furthermore, as internet information service in the website of http://www.hjx.com is deemed as operating business, we need to obtain an ICP License from the relevant information industry authorities. On January 17, 2014, Beijing HJX Technology, one of our affiliated entities, obtained an ICP License with a validity period of five years. Due to management changes and our improper management of the original ICP License, Beijing HJX Technology was not able to complete its annual inspection on such license, which may subject us to potential penalties. We are in the process of preparing application documents for a new ICP License under the name of Shanghai Network to rectify the status.

Pursuant to Administrative Provisions for the Internet Audio-Video Program Service promulgated by SAPPRFT and MIIT on December 20, 2007, an entity shall obtain the Permit for Audio-Video Programs Transmitted through Information Network before providing service of production, edition and integration of audio-video programs, the supply of audio-video programs to the public via the Internet.

The internet publication service is classified as a prohibited industry for foreign investment under the Guideline Catalog of Foreign Investment Industries (2015 Revision). Pursuant to Administrative Provisions on Internet Publication Service jointly promulgated by MIIT and SAPPRFT on February 4, 2016, effective from March 10, 2016, any engagement in internet publication activities shall be subject to approval by SAPPRFT and internet publication providers shall acquire the Internet Publication Service License. The internet publication service refers to the provision of digitized works with characteristics of publication, such as editing, production or processing, to the public through information networks. Digitized works include (i) original digitized works such as knowledgeable and thoughtful texts, pictures, maps, games, animation, audio and video readings in literature, art, science and other fields; (ii) the works whose contents are consistent with those in published books, newspaper, periodicals, audio and video products, and electronic publications; (iii) the works such as online literature databases formed by way of selecting, compiling or collecting the above works, and (iv) other types of digitized works identified by the SAPPRFT. The Provisions further restricts the cooperation of internet publication providers and foreign invested enterprises, requiring the approval by the SAPPRFT in advance regarding the internet publication cooperation.

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

On January 5, 2015, SAIC promulgated Measures for Punishments against Infringements on Consumer Rights and Interests, effective from March 15, 2015. Pursuant to these measures, a business operator that sells goods via the Internet, television or phone, by mail order or otherwise, bears the obligations to accept the return of goods by consumers without reason, and shall not deliberately delay performing, or unjustifiably refuse to perform, such obligations.

On March 24, 2016, the Ministry of Finance, the General Administration of Customs, GAC, and SAT jointly issued the Circular on Tax Policy for Cross-Border E-commerce Retail Imports, pursuant to which, among other things, (1) the imported commodities retailed through the cross-border E-commerce shall, according to types of the goods, be levied tariff, imports value-added tax, and consumption tax; individuals who purchase the imported retail goods through cross-border E-commerce shall be taxpayers and the actual transaction prices shall be dutiable price; (2) E-commerce corporations, corporation specialized in e-commercial transaction platform or logistic enterprises shall be the withholding obligors and be responsible for deducting taxes; and (3) the lists of Imported Retail Commodities through Cross-Border E-commerce will be promulgated separately by the competent department of the Ministry of Finance. As of the date of this annual reports, the Ministry of Finance has issued two lists in connection to the Imported Retail Commodities. In addition, On April 6, 2016, GAC issued the Announcement on Matters relating to the Regulation of Cross-border E-commerce Retail Imports and Exports and further specify the regulation concerning cross-border e-commerce retail imports and exports, effective from April 8, 2016.

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

On January 5, 2015, SAIC promulgated Measures for Punishments against Infringements on Consumer Rights and Interests, effective from March 15, 2015. Pursuant to these measures, a business operator shall refrain from any of the following acts:

(1) collecting or using the consumers' personal information without the consent of the consumers;

(2) divulging, selling or illegally providing others with the consumers' personal information collected; and

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

Regulation of Advertising Activities

The principal regulations governing advertising businesses in China include the Advertising Law (2015 Revision) and the Advertising Administrative Regulations (1987) and Implementing Rules on the Advertising Administrative Regulations (2004 Revision). SAPPRFT and SAIC are the main responsible regulatory authorities in China overseeing the entire advertising industry. SAIC has the authority to make administrative rules to regulate advertising activities, register or approve the establishment of advertising companies, and examine and oversee daily advertising activities to ensure relevant regulations are not violated. In addition to supervision by SAIC, SAPPRFT sets technical standards for broadcasting, regulates signal landings among different broadcasting networks and monitors the operations of all TV and radio stations. Due to the politically sensitive nature of China’s media industry, the contents of TV and radio programs must go through a lengthy approval process prior to broadcasting. Contents of advertisements, which are regulated to a lesser extent, must be approved by the TV or radio stations carrying the advertisements and proper advertising committee(s), effectively eliminating the possibility of broadcasting real-time, live advertising programs. The current regulations also prohibit private enterprises from owning or operating a TV or radio station.

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

Advertising Airtime

Under PRC regulations, airtime used to broadcast TV direct sales programs and TV home shopping programs is typically considered to be advertising time. the Chinese government imposes strict regulations on TV station/channel ownership and operations, TV home shopping companies can only purchase blocks of airtime for product advertising as opposed to engaging in long-term channel leasing agreements as in some other countries. In addition to regulating TV station ownership, the SAPPRFT also sets regulatory standards on the amount of advertising time allowed on TV broadcasting. Since 2009, the SAPPRFT has issued a series of increasingly restrictive regulatory standards on the amount of advertising time allowed on TV broadcasting, including:

•	the Circular on Strengthening the Administration of TV Direct Sales Advertising and Home Shopping Programs issued by the SAPPRFT on September 10, 2009 prohibiting the broadcast of TV direct sales advertising programs on some specialized TV channels, including news channels, international channels, and TV home shopping channels, and on satellite TV channels during the period from 6:00pm to 12:00am every day;

•	the Administrative Measures on Advertising on Television or Radio issued by the SAPPRFT issued by the SAPPRFT on September 8, 2009 and effective as of January 1, 2010 which was amended in November 2011 requiring that the total airtime allocated to commercial advertising on each TV channel not exceed 12 minutes per hour and not exceed 18 minutes in total during the period from 7:00pm to 9:00pm, and prohibiting commercial advertising in whatever form during broadcasting of an episode (calculated as 45 minutes) of a television drama; and

•	the Circular on Strengthening Administration of Infomercials Broadcast via Satellite TV Channels issued by the SAPPRFT on October 29, 2013 and effective as of January 1, 2014, requiring satellite TV channels to follow a series of additional provisions, such as not broadcasting (i) infomercials more than once per hour, (ii) infomercials which exceed three minutes in length or (iii) infomercials with same content or selling the same product more than three times per day.

Under current PRC law, advertising operators can only sell advertising airtime to advertisers and are not allowed to sell to other advertising operators.

Advertising Content

PRC advertising laws and regulations set forth certain content requirements for advertisements in China, which include prohibition on, among other things, misleading content, superlative wording, socially destabilizing content, or content involving obscenities, superstition, violence, discrimination, or infringement of the public interest. Advertising for medical devices, fitness and other special products are subject to stricter regulation which prohibits any unscientific assertions or assurances in terms of effectiveness or usage, any statement on the recovery or response rate, comparison with other similar products in terms of effectiveness or safety, and any recommendation or certification by an endorser. Advertising relating to medical devices for personal use is subject to specific indications. In addition, all advertising relating to medical devices, fitness agrochemicals, as well as other advertisements that are subject to censorship by administrative authorities pursuant to relevant laws and regulations, must be submitted to the relevant administrative authorities for content review and approval prior to dissemination. Furthermore, SAPPRFT and SAIC have issued a circular temporarily prohibiting, after August 1, 2006, the advertising of pharmaceutical products, diet and slimming products, medical devices, breast enhancement products and height increasing products in the form of TV- and radio-based direct sales programs pending adoption of new government rules. On September 10, 2009, the Circular on Strengthening the Administration of TV Direct Sales Advertising and Home Shopping Programs was issued by the SAPPRFT, prohibiting the TV direct sales and home shopping programs to advertise pharmaceuticals, breast-enhancement products, diet and slimming products, and medical devices which are implantable or need instruction by experts. Meanwhile, the Administrative Measures on Advertising on Television or Radio, issued by the SAPPRFT on September 8, 2009 and effective as of January 1, 2010 which was amended in November 2011, prohibited the pharmaceutical and medical device or health related advertising program to contain the recovery rate or efficiency rate or certification by the doctors, experts, patients or public figures. Furthermore, Criteria for the Examination and Publication of Medical Device Advertisements were issued by the Ministry of Health (currently merged into National Health and Family Planning Commission), the SAIC, the SAFD and became effective on May 20, 2009, which provided strict regulation on medical device advertisements publication. According to the Circular Concerning Further Severely Punishing Illegal Advertisements of Pharmaceuticals, Medical Devices and Health Food effective in February 2010, enterprises which published the illegal advertisements will be severely punished. On February 12, 2010 SAPPRFT promulgated the Notice on Further Strengthening Examination and Supervision on Advertising on Television and Radio, which requires that, among other things, in TV shopping advertisement: (1) no host is allowed to participate in advertisement; (2) exaggerative voice, intonation and gestures are prohibited; and (3) no form such as news report, interview and news materials and information is allowed to be used. On July 31, 2015, the Notice on Further Strengthening the Examination and Supervision of Advertisement of Pharmaceuticals, Medical Devices and Health Food was issued by SAFD, which raises the standard of examining advertisements of pharmaceuticals, medical devices and health food in accordance with the new Advertising Law. See Item 3.D, “Key Information—Risk Factors— Risks Related to the Regulation of Our Business and Industry—Governmental actions to regulate TV- and radio-based direct sales programs of medical devices and diet and slimming products will adversely impact sales of our branded neck massager product line and some of our other products and may adversely impact our future overall operating results”.

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

On March 30, 2015 SAFE promulgated the Circular on Reforming the Administrative Approach Regarding the Foreign Exchange Capital Settlement of Foreign-invested Enterprises, or SAFE Circular 19, which will take effect as of June 1, 2015. SAFE Circular 19 requires that, among other things, (i) capital and RMB fund converted from foreign currencies of a foreign invested enterprise shall not (a) directly or indirectly be used for expenditure beyond its business scope or prohibited by national laws and regulations; (b) directly or indirectly be used for investment into security unless otherwise provided by laws and regulations; (c) directly or indirectly be used for provision of entrusted RMB loans (unless it is within its business scope), repayment of inter-company borrowing (including third party advances) or repayment of bank RMB loans which have been sub-lent to third parties; (d) be used for payment of relevant expenses related to purchase of real properties not for self-use unless it is a foreign invested real properties enterprise; (ii) in addition to the transfer of equity investment payments in original currencies, foreign-invested enterprises whose main business is investment (including foreign-invested investment companies, foreign-invested venture capital enterprises and foreign-invested equity investment enterprises) are allowed to directly settle their foreign exchange capitals and transfer the same to, or transfer RMB fund in their account pending for foreign exchange settlement payment to, the account of an invested enterprise according to the actual amount of investment, provided that the relevant domestic investment project is real and compliant; (iii) ordinary foreign-invested enterprises other than those of the aforesaid types shall (a) be governed by the prevailing provisions on domestic re-investment if they make domestic equity investments by capital transfer in original currencies; or (b) transfer RMB funds converted from foreign exchange settlement, according to the actual amount of investment, to an account pending for foreign exchange settlement payment which has been opened by the invested enterprise after completion of domestic re-investment registration required by local branches of SAFE if they makes domestic equity investment with fund converted from foreign exchange settlement.

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

Under these regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, a foreign-invested enterprise in China is required to set aside at least a certain percentage of its after-tax profit based on PRC accounting standards each year to its general reserves. These reserves are not distributable as cash dividends. The board of directors of a foreign-invested enterprise has the discretion to allocate a portion of its after-tax profits to employee welfare and bonus funds. These funds, however, may not be distributed to equity owners except in the event of liquidation. In 2015, Acorn Information distributed cash dividends of RMB40 million to China DRTV.

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

We commenced operations in 1998 through Beijing Acorn, and in 2000, we established and commenced business operations for two other operating companies, Shanghai Acorn Network Co., Ltd., or Shanghai Network, and Shanghai Acorn Trade and Development Co., Ltd., or Shanghai Trade.

Prior to January 1, 2005, our business was operated through Beijing Acorn, Shanghai Network and Shanghai Trade, including their subsidiaries. Each of these three operating companies, referred to as the “combined entities”, was under common management, was operated on an integrated basis and was beneficially owned by the same shareholders and, with limited exception, in the same shareholding percentages. To enable us to raise equity capital from investors outside of China, we established a holding company structure by incorporating China DRTV in the British Virgin Islands on March 4, 2004. In 2004, China DRTV formed four PRC subsidiaries and two consolidated PRC affiliated entities. As part of a restructuring to implement an offshore holding company structure to comply with PRC laws imposing restrictions on foreign ownership in direct sales, wholesale distributor and advertising businesses, each of the combined entities, including their subsidiaries, transferred to China DRTV’s newly created consolidated subsidiaries and affiliated entities, by means of an asset transfer and liability assumption, substantially all their assets and liabilities at their net book values, except that (a) the assets and liabilities of one of the combined entities’ subsidiaries were transferred through the transfer to China DRTV of all of that subsidiary’s capital stock, and (b) after one of the three pre-restructuring operating companies, Beijing Acorn, transferred certain of its assets to two of China DRTV’s subsidiaries, its shareholders transferred their equity interests in Beijing Acorn to two PRC individuals, with Beijing Acorn becoming an additional China DRTV affiliated entity. Commencing on January 1, 2005 our business was conducted through China DRTV and its subsidiaries and, until, our affiliated entities. Other than Beijing Acorn and the other transferred subsidiary, each of the pre-restructuring companies previously engaged in the business was liquidated. We have determined that no change in basis in the assets transferred in connection with the restructuring is appropriate as the transfers constituted a transfer of net assets by entities under common control.

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

In September 2007, we acquired the legal ownership of Shanghai Acorn Advertising Broadcasting Co., Ltd, or Shanghai Advertising, which was previously one of our affiliated entities.

Shanghai Network and Beijing Acorn, two of our consolidated affiliated entities, are currently owned by two PRC citizens, Mr. Kuan Song, and Ms. Pan Zong. Shanghai Network was primarily engaged in our TV direct sales business throughout China except for Beijing. Beijing Acorn was primarily engaged in our TV direct sales business in Beijing. We have entered into contractual arrangements with these two affiliated entities pursuant to which our wholly owned subsidiary, Acorn Information, provides technical support and management services to these affiliated entities. In addition, we have entered into agreements with these two affiliated entities and their shareholders, Mr. Kuan Song and Ms. Pan Zong, providing us with the ability to effectively control each of these affiliated entities. Accordingly, we have consolidated historical financial results of these two affiliated entities in our financial statements as variable interest entities pursuant to U.S. GAAP.

Beijing HJX Technology, our another consolidated affiliated entity, is also currently owned by Mr. Kuan Song and Ms. Pan Zong. Beijing HJX Technology is primarily engaged in relevant internet interactive service business in connection with our electronic learning products. We have entered into contractual arrangements with this affiliated entity pursuant to which our wholly owned subsidiary, Acorn Trade (Shanghai) Co., Ltd. provides technical support and management services to this affiliated entity. In addition, we have entered into agreements with this affiliated entity and its shareholders, Mr. Kuan Song and Ms. Pan Zong, providing us with the ability to effectively control this affiliated entity. Accordingly, we have consolidated historical financial results of this affiliated entity in our financial statements as variable interest entities pursuant to U.S. GAAP.

In 2014, we also established Star Education & Technology Group Inc. in the Cayman Islands, Star Education & Technology Limited in the British Virgin Islands and HJX International Limited in Hong Kong, respectively, with an aim to further expand our electronic learning product business in the future.

In the opinion of our PRC legal counsel, Commerce & Finance, except as disclosed in Item 3.D, “Key Information—Risk Factors—Risks Related to the Regulation of Our Business and Industry— If the PRC government takes the view that we did not obtain the necessary approval for our acquisition of Shanghai Advertising under Guideline Catalog of Foreign Investment Industries (2004 Revision), we could be subject to penalties.”, (1) the ownership structures of our directly owned PRC subsidiaries comply with existing PRC laws and regulations and (2) the ownership structures of our three affiliated entities and our contractual arrangements with these affiliated entities and their shareholders are valid, binding and enforceable, and do not and will not result in a violation of existing PRC laws and regulations.

We have been advised by our PRC legal counsel, Commerce & Finance, however, that there are uncertainties regarding the interpretation and application of current and future PRC laws and regulations with respect to these matters. Accordingly, we cannot assure you that the PRC regulatory authorities, in particular MIIT, SAIC and MOFCOM, which regulate foreign investment in direct sales and internet businesses, will not in the future take views that are contrary to the above opinions of our PRC legal counsel. If the current agreements that establish the structure for conducting our PRC direct sales and internet businesses were found to be in violation of existing or future PRC laws or regulations, we may be required to restructure our ownership structure and direct sales and internet interactive service operations in China or to carry out other actions required by relevant PRC government authorities to comply with PRC laws and regulations, or we could be subject to severe penalties. See Item 3.D, “Key Information—Risk Factors— Risks Related to the Regulation of Our Business and Industry—If the PRC government takes the view that the agreements that establish the structure for operating our TV and other direct sales business and internet interactive service in China do not comply with PRC governmental restrictions on foreign investment in these areas, we could be subject to severe penalties”.

As part of our reorganization, we deregistered U King Communications Equipment (Hong Kong) Limited in May 2011, transferred 100% of the ownership interest in Shanghai Advertising to MK AND T Communications Limited in October 2011 and disposed of our shareholding in Acorn Hong Kong Holdings Limited in December 2011. In addition, we deregistered our wholly- owned subsidiary, Shanghai Acorn Enterprise Management Consulting Co., Ltd. in January 2013. We are currently in the process of deregistering Shanghai HJX Electronic Technology Co., Ltd. and Beijing HJZX Software Technology Development Co., Ltd, which are expected to be completed by the end of 2016.

The following diagram illustrates our current corporate structure and the place of formation, ownership interest and affiliation of each of our subsidiaries and the affiliated entities as of the date of this Form 20-F(1):

Acorn International, Inc.
(Cayman Islands)
100%
China DRTV, Inc.
(British Virgin Islands)
100%
Star Education & Technology Group Inc.
100%
Star Education & Technology Limited
100%
Smooth Profit Limited
(British Virgin Islands)
100%
HJX International Limited
(Hong Kong)
100%
MK AND T Communications Limited
100%
Bright Rainbow Investments Limited
(Hong Kong)
Outside China
In China
100%
Shanghai Acorn Advertising
100%
Wuxi Acorn Enterprise Management Consulting Co., Ltd
100%
Shanghai HJX Digital Technology Co., Ltd
100%
Yiyang Yukang Communication Equipment Co. Limited
51%
Zhuhai Sunrana Bio- Tech Co., Ltd.
Kuan Song
Pan Zong
90%
10%
Beijing HJX Technology Development Co., Ltd
Shanghai HJX Electronic Technology Co.,Ltd
100%
Zhuhai Acorn Electronic
100%
Beijing Acorn Youngleda Technology Co., Ltd.
100%
Acorn Trade (Shanghai) Co., Ltd.
100%
Acorn Information Technology (Shanghai) Co., Ltd
50%
Shanghai Acorn HJX Software Technology Development Co., Ltd.
50%
100%
Beijing HJZX Software Technology Development Co., Ltd.
75%
Zhongshan Meijin Digital Technology Co., Ltd.
100%
Acorn International Electronic Technology (Shanghai) Co., Ltd.
Kuan Song
Pan Zong
90%
10%
Shanghai Acorn Network Technology Development Co., Ltd.
Beijing Acorn Trade Co., Ltd.
Equity ownership
Contractual arrangements

(1)	For risks related to our current corporate structure, see Item 3.D, “Key Information—Risk Factors—Risks Related to the Regulation of Our Business and Industry”.
(2)	Agreements that provide us with effective control over Shanghai Network, Ltd. and Beijing Acorn Trade Co., Ltd. include equity pledge agreements, irrevocable powers of attorney, a loan agreement, operation and management agreements, exclusive purchase agreements and spouse consent letters. We may modify our contractual arrangements from time to time to facilitate our operations. For previous changes in our contractual arrangements, please see Item 4.C, “Organizational Structure” for further information.
(3)	The economic benefits of Shanghai Network and Beijing Acorn Trade Co., Ltd. accrue to Acorn Information Technology (Shanghai) Co., Ltd.
(4)	The Zhuhai Sunrana Bio-Tech Co., Ltd. is currently under the liquidation process.
(5)	Agreements that provide us with effective control over Beijing HJX Technology Development Co., Ltd. include equity pledge agreement, irrevocable power of attorney, a loan agreement, operation and management agreement, exclusive purchase agreement and spouse consent letters. We may modify our contractual arrangement from time to time to facilitate our operations. Please see Item 4.C, “Organizational Structure” for further information.
(6)	The economic benefits of Beijing HJX Technology Development Co., Ltd. accrue to Acorn Trade (Shanghai) Co., Ltd.

(7)	The Beijing HJZX Software Technology Development Co., Ltd. is currently under deregistration process.
(8)	Shanghai HJX Electronic Technology Co., Ltd. is currently under deregistration process.

Material Operating Entities

MOFCOM, or its local counterpart, reviews the application and issues the requisite approval for business operations by foreign entities. Our direct sales business is considered commercial trading and, until 2004, foreign investment in commercial trading was highly restricted by PRC regulations. By December 2004, MOFCOM had significantly reduced these restrictions. Nevertheless, to directly operate our direct sales business, we still need to obtain MOFCOM’s approval. Therefore, our direct sales business (other than direct sales of our Ozing electronic learning products) is currently conducted by our consolidated affiliated entities, Shanghai Network and Beijing Acorn, which hold the necessary licenses to conduct our direct sales business, through contractual arrangements between Acorn Information, our wholly owned subsidiary in China, and these two consolidated affiliated entities. Furthermore, due to the aforesaid reason for direct sales business as well as certain restrictions or prohibitions on foreign ownership of companies that engage in internet and other related businesses imposed by current PRC laws and regulations, including the provision of internet content, our internet interactive service business in connection with our electronic learning products is currently conducted by our consolidated affiliated entity, Beijing HJX Technology which held an ICP License. We intend to shift our business in this area from Beijing HJX Technology to our other subsidiary in Shanghai. Our wholesale business is currently conducted by Acorn Trade (Shanghai) Co., Ltd. In 2015, Beijing HJX Technology failed to complete its annual inspection on its ICP License due to management changes and our improper management of the original ICP License, which may subject us to potential penalties. We are in the process of preparing application documents for a new ICP License under the name of Shanghai Network to rectify the status.

Contractual Arrangements with the Consolidated Affiliated Entities and Their Shareholders

Our relationships with previous and current affiliated entities and their shareholders are governed by a series of contractual arrangements. Under PRC law, each of the affiliated entities is an independent legal person and none of them is exposed to liabilities incurred by the other party. Other than pursuant to the contractual arrangements between our wholly owned subsidiary, Acorn Information, Acorn Trade (Shanghai) Co., Ltd , and affiliated entities, these affiliated entities do not transfer any other funds generated from their operations to us. These contractual arrangements are as set forth below.

Each of our contractual arrangements with these affiliated entities and their shareholders can only be amended with the approval of our audit committee or another independent body of our board of directors. See Item 7.B, “Major Shareholders and Related Party Transactions—Related Party Transactions” for further information on our contractual arrangements with these parties.

Agreements that Provide Effective Control and an Option to Acquire Shanghai Network and Beijing Acorn

These agreements provide us with effective control over these two affiliated entities and their shareholders, Mr. Song and Ms. Zong. They include irrevocable powers of attorney, loan agreement, equity pledge agreements, operation and management agreements and spouse consent letters. Under the exclusive purchase agreements, we also have exclusive options to purchase the equity interests of the affiliated entities.

•	Irrevocable Powers of Attorney. Under irrevocable powers of attorney, each of the two shareholders of Shanghai Network and Beijing Acorn, Kuan Song and Pan Zong, has granted to designees of Acorn Information, Geoffrey Weiji Gao, our Chief Financial Officer and Vice President, the power to exercise all voting rights of such shareholder in the shareholders’ meetings, including but not limited to the power to determine the sale or transfer of all or part of such shareholder’s equity interest in, and appoint the directors of, Shanghai Network and Beijing Acorn. These irrevocable powers of attorney have terms of ten years and will automatically renew for another ten years unless terminated by the above-mentioned designees of Acorn Information in writing three months prior to their expiry.

•	Loan Agreement. Under the loan agreement among Acorn Information and the shareholders of these two affiliated entities, Kuan Song and Pan Zong, Acorn Information made a loan to Kuan Song and Pan Zong in an aggregate amount of RMB118.0 million . The loan is to be used primarily for capital investments by the shareholders in Shanghai Network and Beijing Acorn. The loan can only be repaid by the shareholders’ transfer of their interests in Shanghai Network and Beijing Acorn to Acorn Information or its designee when permissible under PRC law. The initial term of the loan is ten years and will automatically be renewed for another ten years absent a written termination notice from Acorn Information.

•	Operation and Management Agreements. Under the operation and management agreements among Acorn Information, the two shareholders and each of the affiliated entities, the parties have agreed that Acorn Information will provide guidance and instructions on daily operations and financial affairs of each of these two affiliated entities. The agreements also state that each of the directors, general managers and other senior management personnel of these affiliated entities will be appointed as nominated by Acorn Information. The designees of Acorn Information or its affiliates has the authority to exercise the voting rights on behalf of the two shareholders at the shareholder meetings of the two affiliated entities. Acorn Information has agreed to provide security for contracts, agreements or other transactions entered into by these two affiliated entities with third parties, provided that these affiliated entities shall provide counter-security for Acorn Information using their accounts receivable or assets. In addition, each of these affiliated entities agreed not to enter into any transaction that could materially affect its respective assets, obligations, rights or operations without prior written consent from Acorn Information. The terms of these agreements are ten years and will automatically renew for another ten years absent a written termination notice by Acorn Information.

•	Equity Pledge Agreements. Under the equity pledge agreements among Acorn Information and the two shareholders of the affiliated entities, each of Kuan Song and Pan Zong has pledged all of his or her equity interests in Shanghai Network and Beijing Acorn to Acorn Information to guarantee the performance of the two affiliated entities under the operation and management agreements and the exclusive technical services agreements as described below, as well as their personal obligations under the loan agreements. Each of the shareholders also agrees not to transfer, assign or, pledge his or her interests in any of these affiliated entities without the prior written consent of Acorn Information. If any of these affiliated entities or either of the two shareholders breaches its respective contractual obligations thereunder, Acorn Information, as pledgee, will be entitled to certain rights, including but not limited to the right to sell the pledged equity interests. The terms of these agreements are ten years and will automatically renew for another ten years absent written termination notice by Acorn Information three months prior to their expiry.

•	Exclusive Purchase Agreements. Pursuant to the exclusive purchase agreements among Acorn Information and each of Shanghai Network and Beijing Acorn and their shareholders, Kuan Song and Pan Zong, each of the two shareholders has irrevocably granted Acorn Information or its designee an exclusive option to purchase at any time if and when permitted under PRC law, all or any portion of their equity interests in Shanghai Network and Beijing Acorn for a price that is the minimum amount permitted by PRC law. The terms of these agreements are ten years and will automatically renew for another ten years absent a written termination notice by Acorn Information three months prior to their expiry.

•	Spouse Consent Letter. Pursuant to the spouse consent letters, the spouse of Kuan Song, the shareholder of these two affiliated entities acknowledges that she is aware of, and consents to, the execution by her spouse of irrevocable powers of attorney, equity pledge agreements and the exclusive purchase agreements described above. With respect to establishment, grant and performance of the above irrevocable powers of attorney, equity pledge and the exclusive purchase, each spouse further agrees that, whether at present or in the future, she will not take any actions or raise any claims or objection.

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

Agreements that Provide Effective Control and an Option to Acquire Beijing HJX Technology

These agreements provide us with effective control over this affiliated entity and its shareholders, Mr. Kuan Song and Ms. Pan Zong. They include irrevocable powers of attorney, a loan agreement, equity pledge agreements, operation and management agreements and spouse consent letters. Under the exclusive purchase agreements, we also have exclusive options to purchase the equity interests of the affiliated entity.

•	Irrevocable Power of Attorney. Under irrevocable power of attorney, each of the two shareholders of Beijing HJX Technology, Mr. Kuan Song and Ms. Pan Zong, has granted to designees of Acorn Trade (Shanghai) Co., Ltd, Geoffrey Weiji Gao, our Chief Financial Officer and Vice President, the power to exercise all voting rights of such shareholder in the shareholders’ meetings, including but not limited to the power to determine the sale or transfer of all or part of such shareholder’s equity interest in, and appoint the directors of, Beijing HJX Technology. The irrevocable power of attorney has terms of ten years and will automatically renew for another ten years unless terminated by the above-mentioned designees of Acorn Trade (Shanghai) Co., Ltd in writing three months prior to their expiry.

•	Loan Agreement. Under the loan agreement among Acorn Trade (Shanghai) Co., Ltd and the shareholders of this affiliated entity, Mr. Kuan Song and Ms. Pan Zong, Acorn Trade (Shanghai) Co., Ltd made a loan to Mr. Kuan Song and Ms. Pan Zong in an aggregate amount of RMB40.0 million. The loan is to be used primarily for capital investments by the shareholders in Beijing HJX Technology. The loan can only be repaid by the shareholders’ transfer of their interests in Beijing HJX Technology to Acorn Trade (Shanghai) Co., Ltd or its designee when permissible under PRC law. The initial term of the loan is ten years and will automatically be renewed for another ten years absent a written termination notice from Acorn Trade (Shanghai) Co., Ltd.

•	Operation and Management Agreement. Under the operation and management agreement among Acorn Trade (Shanghai) Co., Ltd, the two shareholders and Beijing HJX Technology, the parties have agreed that Acorn Trade (Shanghai) Co., Ltd will provide guidance and instructions on daily operations and financial affairs of each of the affiliated entity. The agreements also state that each of the directors, general managers and other senior management personnel of the affiliated entity will be appointed as nominated by Acorn Trade (Shanghai) Co., Ltd. The designees of Acorn Trade (Shanghai) Co., Ltd or its affiliate has the authority to exercise the voting rights on behalf of the two shareholders at the shareholder meetings of the affiliated entity. Acorn Trade (Shanghai) Co., Ltd has agreed to provide security for contracts, agreements or other transactions entered into by the affiliated entity with third parties, provided that the affiliated entity shall provide counter-security for Acorn Trade (Shanghai) Co., Ltd using their accounts receivable or assets. In addition, each of the affiliated entity agreed not to enter into any transaction that could materially affect its respective assets, obligations, rights or operations without prior written consent from Acorn Trade (Shanghai) Co., Ltd. The term of the agreement is ten years and will automatically renew for another ten years absent a written termination notice by Acorn Trade (Shanghai) Co., Ltd.

•	Equity Pledge Agreement. Under the equity pledge agreement among Acorn Trade (Shanghai) Co., Ltd and the two shareholders of the affiliated entity, each of Mr. Kuan Song and Ms. Pan Zong has pledged all of his equity interests in Beijing HJX Technology to Acorn Trade (Shanghai) Co., Ltd to guarantee the performance of the affiliated entity under the operation and management agreement and the exclusive technical services agreement as described below, as well as their personal obligations under the loan agreement. Each of the shareholders also agrees not to transfer, assign or, pledge his interests in any of the affiliated entity without the prior written consent of Acorn Trade (Shanghai) Co., Ltd. If the affiliated entity or either of the two shareholders breaches its respective contractual obligations thereunder, Acorn Trade (Shanghai) Co., Ltd, as pledgee, will be entitled to certain rights, including but not limited to the right to sell the pledged equity interests. The term of the agreement is ten years and will automatically renew for another ten years absent written termination notice by Acorn Trade (Shanghai) Co., Ltd three months prior to its expiry.

•	Exclusive Purchase Agreement. Pursuant to the exclusive purchase agreement among Acorn Trade (Shanghai) Co., Ltd and Beijing HJX Technology and its shareholders, Mr. Kuan Song and Ms. Pan Zong, each of the two shareholders has irrevocably granted Acorn Trade (Shanghai) Co., Ltd or its designee an exclusive option to purchase at any time if and when permitted under PRC law, all or any portion of their equity interests in Beijing HJX Technology for a price that is the minimum amount permitted by PRC law. The term of the agreement is ten years and will automatically renew for another ten years absent a written termination notice by Acorn Trade (Shanghai) Co., Ltd three months prior to its expiry.

•	Spouse Consent Letter. Pursuant to the spouse consent letter, the spouse of the shareholder, of the affiliated entity, Mr. Kuan Song, acknowledges that she is aware of, and consents to, the execution by her spouse of irrevocable power of attorney, equity pledge agreement and the exclusive purchase agreement described above. With respect to establishment, grant and performance of the above irrevocable power of attorney, equity pledge and the exclusive purchase, each spouse further agrees that, whether at present or in the future, she will not take any actions or raise any claims or objection.

Technical Services Agreements that Transfer Economic Benefits from Beijing HJX Technology to Us

Acorn Trade (Shanghai) Co., Ltd. has entered into a technical service agreement with the affiliated entity to transfer economic interests in these entities to us. Pursuant to the technical service agreements, Acorn Trade (Shanghai) Co., Ltd. is the exclusive provider of technical support and consulting services to the affiliated entity in exchange for service fees. Under this agreement, the affiliated entity may not, among other things, dispose of its assets, dissolve, liquidate, merge with any third parties, provide security to any third parties, distribute dividends, engage in transactions with any of its affiliates, make external investment or conduct any business outside of the ordinary course of their respective businesses without the prior consent of Acorn Trade (Shanghai) Co., Ltd.. The term of this agreement is ten years and will automatically renew for another ten years unless terminated by Acorn Trade (Shanghai) Co., Ltd.

D.	Property, Plant and Equipment

We are headquartered in Shanghai and own an office space of 1,926.74 square meters now. In 2015 and 2016, we entered into certain property transfer agreements with independent third parties, pursuant to which we sold approximately 1,926.7 square meters of office space in Shanghai, approximately 1,451.4 square meters of our call center property in Shanghai and approximately 628.8 square meters of other properties in Beijing for a total consideration of approximately RMB94.4 million, or $14.5 million. We have leased an aggregate of approximately 1,040.25 square meters of office in Beijing. Our leases are typically for a term from one to five years. We also reduced our four central warehousing hubs to only one hub in Shanghai, which covers approximately 2,000 square meters. Starting from January 2016, Shanghai warehouse hub started to use Zhai-ji-song as outsourced logistic service provider, which provides, among others, warehousing and delivery service.

Our manufacturing facilities in Zhuhai occupies an aggregate of approximately 2,000 square meters, which are used for the production of our oxygen generating device product line. As part of our cost control measures, we ceased the operations of our Beijing, Shanghai and Shenzhen facilities in 2015.

During the first quarter of 2009, we obtained a fifty-year land use right of a piece of land in Qingpu district of Shanghai for aggregate consideration of approximately RMB51.2 million (approximately $7.5 million). In 2012, we completed the construction of a warehouse and a factory on this land. To better utilize our Qingpu warehouse and to generate additional revenues, starting from January 2014, we leased approximately 17,700 square meters of warehouse space to Kerry Logistics for a term of two years with an annual rent of RMB7.0 million. The lease of the Qingpu warehouse runs through the end of 2016, generating annual rents of RMB7,244,424. We are currently negotiating with an independent third party a proposed transfer of the Qingpu land use right, together with the warehouse and a factory. The proposed transfer is expected to be completed by the end of 2016.

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

As described more fully below under “Liquidity and Capital Resources,” we believe that, based on our current revenue and cost estimates for our on-going operations and our planned cost savings efforts and other planned actions to generate cash and secure borrowing sources as further described in “Item 5 — Liquidity and Capital Resources”, our current cash and cash equivalents and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs for the next 12 months. Our consolidated financial statements have been prepared under the assumption that we will continue as a going concern. Please refer to Note 2(d) to our consolidated financial statements and the report of our independent registered public accounting firm.

A. Operating Results

Overview

We are a marketing and branding company in China with a proven track record of developing, promoting and selling a diverse portfolio of our proprietary-branded products, as well as well-established and promising new products from third parties. Our business is currently comprised of two main divisions, our direct sales platforms and our nationwide distribution network.

Our direct sales business platform involves marketing and selling products directly to consumers in China through our outbound marketing platform (which until early 2015 included TV direct sales, or infomercials) and our Internet sales platform. Our outbound marketing platform includes our call center operations to directly market consumer products to individual customers in China, the majority of whom were previous TV direct sales purchasers who placed orders with us or made calls to our call center in the past 16 years. We also conduct our Internet sales business both through our official website and on the platforms of China’s leading e-commerce companies. We expect our Internet sales to have an increasing importance to our business in the future.

Through our nationwide distribution network we distribute a select number of our products promoted by our direct sales platforms, including our various proprietary-branded product lines. Our distribution network covers all provinces in China through 29 distributors and allows us to reach over 2,200 retail outlets across China.

Our longer term goal is to become one of the leading marketing and branding company for developing, promoting and selling products in China and to capitalize on our integrated multi-channel platform with an aim to become partners of choice for both well-established and promising new businesses to market and distribute their products in China. To date, we have developed several of our own branded products, including Ozing electronic learning products and Babaka posture-correction products, and have entered into or are in the process entering into various arrangements to better identify and offer potential promising new products. Some of these potential counterparties are affiliated with our CEO, Robert Roche. see Item 7.B, “Related Party Transactions.

Over the last three years our total net revenues declined from $184.7 million in 2013 to $94.8 million in 2014 and $47.5 million in 2015 with net losses totaling $39.9 million in 2013, $44.3 million in 2014 and $40.2 million in 2015. Among other factors, these results reflect primarily the adverse impact of two events:

•	increasingly restrictive government regulations on TV infomercials which drove a substantial reduction in our purchase of TV advertising time in 2014 and the termination of our TV direct sales operations in the first quarter of 2015. These actions, in turn, resulted in significantly lower direct sales and lower distribution sales (distribution sales often benefit from TV advertising exposure); and

•	the pendency of a legal dispute between two groups of our shareholders relating to the management and direction of our company and the related diversion of our management’s attention from our business and litigation-related prohibitions on our pursuing transactions outside our ordinary course of business. This dispute resulted in a court case that was adjudicated and resulted in the following by May 2015 (i) a Cayman Islands court issued a final order in connection with the dispute, (ii) Robert Roche, our co-founder, Chairman and controlling shareholder, returned as our CEO and chairman; (iii) we held an extraordinary general meeting (EGM) of our shareholders at which a significant change in the composition of our board of directors was approved by our shareholders and effected and (iv) a business operations and sales team headed by our former co-founder Mr. Don Dongjie Yang has left us.

Due to the impact of these events, we believe that our 2015 results of operation are not generally comparable to our prior year results or necessarily indicative of anticipated 2016 results. Since May 2015, our management has focused on: restructuring our business in light of the evolution of our business model (including the exit from TV direct sales) and the competitive landscape in China; reducing our operating expenses and cash outflow; and liquidating non-core assets and investments to generate cash.

Restructuring and cost saving activities include:

•	significant headcount reductions—we have reduced our total headcount from 894 at December 31, 2014 to 305 at December 31, 2015 and to 265 at April 30, 2016 (with this headcount reduction including a number of senior level individuals);

•	rationalizing of our distribution channel, with number of outlets in our distribution network reduced from approximately 2,600 to approximately 2,200;

•	downsizing and consolidation our call centers operations, particularly, given our exit from TV direct sales to a single facility located in Wuxi, China; and

•	reducing the number of our central warehousing hubs from four to a single facility in Shanghai.

In 2015, related restructuring and severance costs, included in our 2015 cost of sales and general and administrative expenses, totaled $10.0 million and $4.9 million. These charges included (i) $4.0 million write-off of inventory (mainly related to inventories for TV direct sales), and (ii) a $2.3 million write off of accounts receivable (relating primarily to credit extended to certain distributors of our electronic learning products).

As part of our continued efforts to generate additional cash flow and liquidate non-core assets:

•	Beginning in January 2016, we started to sell shares of Shanghai Yimeng Software Technology Co., Ltd., on Yimeng, on China National Equities Exchange and Quotations through April 30, 2016, we sold approximately 5.9 million shares, representing ownership in Yimeng from 12.9% to 9.0% and generating total sale proceeds of RMB94.6 million, or $14.6 million. We may sell additional shares in Yimeng as our management deems appropriate; and

•	we are currently in the process of negotiating with an independent third party for a proposed transfer of our land use right on a piece of land in Qingpu district of Shanghai together with the warehouse and a factory constructed by us and located on that land. These assets are carried on our books at a total value of approximately $18.1 million as of April 30, 2016, according to our management accounts. The proposed transfer is part of our measures to liquidate our non-core assets and if we proceed with transaction, it is expected to be completed by the end of 2016.

In 2016, we expect our net revenue and gross margin to be at similar level to 2015. To partially offset related revenue decreases, we plan to devote more resources to increasing our e-commerce sales and to expanding our existing nationwide distribution network of electronic learning products to help drive sales, build our brand and attract new customers.

Factors Affecting Our Results of Operations

Company-specific factors that may affect our future financial condition and results of operations include, among other things, the following:

•	the impact of regulations on our business:

We operate in a highly regulated market with regulation potentially subject to significant and frequent change, either of which could force us to change our business model significantly. For example, increasing regulation limiting the length and frequency of TV infomercials led to a significant reduction in the availability of TV airtime for infomercials promoting our products. As a result, in 2014 we substantially decreased our purchases of air time for our TV infomercials and in the first quarter of 2015 we ceased our TV direct sales operations. Among the consequences of reducing and then terminating our TV airtime purchases, is that it is without direct TV exposure it is more difficult for us to build or maintain our brand and expand our customer base, and harder to maintain the average margins and selling prices for some of our products due to a drop in exposure for our products resulting from shifting to other media channels. To help offset related revenue decreases, we plan to devote more resources to increasing our e-commerce sales and to expanding our existing nationwide distribution network of electronic learning products to help drive sales, build our brand and attract new customers.

•	the mix of product lines selected by us for marketing through our various sales platforms:

Although we maintain and offer a diverse product portfolio, we generally focus on marketing and selling a limited number of featured product lines at any one time through our direct sales platforms and our nationwide distribution network. Consequently, we have been, and expect to continue to be, dependent on a limited number of featured product lines to generate a large percentage of our gross revenues. For example, sales of our electronic learning products, our top selling product line in 2015, contributed to $24.6 million in our gross revenues, representing 51.7% of our total gross revenues in 2015. Currently, our featured product lines mainly include electronic learning products, health products, collectible products, mobile phone and kitchen and household products. We expect that our new models of Ozing electronic learning products to be our major revenue driver in 2016.

•	the mix of our direct sales and distribution sales:

We sell our products through (i) our direct sales platforms, which consists of our outbound marketing platform and Internet sales and, before the first quarter of 2015, TV direct sales, and (ii) our nationwide distribution network. With the move away from TV direct sales, the mix of our total net revenues has shifted proportionately to more distribution sales. In 2013, 2014 and 2015, our direct sales accounted for 73.9%, 47.7% and 40.8%, respectively, of our total net revenues compared to 26.1%, 52.3% and 59.2%, respectively, for distribution sales. The overall impact of discontinuing our TV direct sales platform on our future operating results depends on, among other things, our success in promoting our products through our other existing platforms and distribution networks, our ability to establish new direct sales platforms or distributions networks, and the degree to which distribution sales are impacted by discontinuing our TV direct sales programs.

•	new products introduced by us and our ability to identify new products:

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

•	the amount and timing of operating expenses incurred by us:

Historically, our revenues are driven significantly by our spending on advertising. Consistent with our decreased spending on TV airtime, our total advertising expenses decreased from $51.7 million in 2013 to $16.2 million in 2014 and further to $2.2 million in 2015. Also, the total number of inbound calls to our call centers decreased from 3.7 million in 2013 to 1.2 million in 2014 and further to 92,000 in 2015, respectively, with the conversion rate for inbound calls, which is the percentage of inbound calls that result in product purchase orders, decreasing from 31.2% to 13.0% and further to 11.5%, in 2013, 2014 and 2015, respectively.

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

For a detailed discussion of other factors that may cause our results of operations to fluctuate, see Item 3.D, “Key Information— Risk Factors—Risks Relating to Our Business.”

Revenues	For the years ended December 31,
	2013		2014		2015
	Amount	% of total revenue, net	Amount	% of total revenue, net	Amount	% of total revenue, net
	(in U.S. dollars, except percentage)
Revenues:
Direct sales, net	$136,416,423	73.9%	$45,232,943	47.7%	$19,405,793	40.8%
Distribution sales, net	48,294,457	26.1%	49,521,779	52.3%	28,139,818	59.2%
Total revenues, net	$184,710,880	100.0%	$94,754,722	100%	$47,545,611	100%

Our net revenues consist of direct sales net revenues generated from our direct sales platforms and distribution sales net revenues. The increase in distribution sales net revenues as a percentage of our net revenues from 2013 to 2015 is primarily due to the decreased revenue contribution by our TV and other direct sales as a percentage to our total net revenues, as we begun to deemphasize TV direct sales in 2014 and discontinued our TV direct sales platform in 2015.

Direct sales net revenues represent product sales through our direct sales platforms, including outbound marketing, Internet sales and, until the end of the first quarter of 2015, our TV direct sales platform. Our TV direct sales revenues constituted 30.4%, 6.0% and 0.7% of our total net revenues in 2013, 2014 and 2015. While we have moved away from our historic core TV direct sales platform, we have focused on our other direct sales platforms, which currently consist of outbound marketing and Internet sales.

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

Cost of Revenues

Cost of revenues represents our direct costs to manufacture, purchase or develop products sold by us to consumers or our distributors. For a particular product, the related cost of revenues is the same regardless of whether sold by us directly to consumers or to our distributors. The most significant factor in determining cost of revenues as a percentage of revenue in any period is our product mix for the period. For example, our mobile phone or electronic learning products generally have a higher per unit cost of revenues as compared to other products such as our fitness products, which often results in a lower gross margin for such products.

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

Advertising Expenses

Advertising expenses consist primarily of the expenses of purchasing our advertising media, such as TV advertising time, Internet, print and radio advertising. Historically, we use our purchased TV advertising time to broadcast our TV direct sales programs and our product-oriented promotional advertising. Our advertising expenses primarily contributed to the cost of the TV advertising time used to broadcast our TV direct sales programs. We also promote brands through print and other media, primarily Internet, print and radio advertising. Historically, the largest component of our advertising expenses was the purchases of TV airtime for informericals. We have ceased to purchase TV advertising time for this program in early 2015. Going forward expect our advertising expenses would primarily consist of general Ozing Electronic Product advertising.

Other Selling and Marketing Expenses

Other selling and marketing expenses consist primarily of costs related to product delivery and handling, salary and benefits for our call center sales and marketing personnel, other advertising and the production of our TV direct sales programs prior to early 2015. We rely significantly on EMS and local delivery companies to deliver our products and to collect payments in connection with our products delivered on a cash on delivery, or COD, payment method. In general, we are responsible for the delivery and handling fee regardless of whether the delivery is successful.

General and Administrative Expenses

General and administrative expenses consist primarily of compensation and benefits for general management, finance and administrative personnel costs, depreciation and amortization with respect to equipment used for general corporate purposes, professional fees, research and development expenditures and other expenses for general corporate purposes.

Other Operating Income, Net

Other operating income, net consists primarily of proceeds from disposal of our non-core assets, rental income and government subsidies. We regularly receive government subsidies from local government agencies for certain taxes paid by us, including value-added, business and income taxes, as well as part of the incentives provided by local government for our investment in the local district. In 2015, we recorded proceeds from disposal of certain of our properties in Beijing for a total consideration of $1.8 million. In 2014, we rented out 17,721 square meters of our warehouse located in Shanghai Qingpu District to a third party for two years generating rents of $1.2 million in 2014 and $1.2 million in 2015, respectively.

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

On March 16, 2007, the PRC government promulgated Law of the People’s Republic of China on Enterprise Income Tax (“New EIT Law”), which is effective from January 1, 2008. Under the New EIT Law, domestically owned enterprises and foreign-invested enterprises are subject to a uniform tax rate of 25%. While the New EIT Law equalizes the tax rates for domestically-owned and foreign-invested companies, preferential tax treatment would continue to be given to companies in certain encouraged sectors and to enterprises classified as high and new technology companies, whether domestically-owned or foreign-invested enterprises. The New EIT Law also provides a five-year transition period starting from its effective date for those enterprises which were established before the promulgation date of the New EIT Law and which were entitled to a preferential tax treatment such as a reduced tax rate or a tax holiday. The tax rate of such enterprises will transit to the uniform tax rate of 25% within a five-year transition period and the tax holiday, which has been enjoyed by such enterprises before the effective date of the New EIT Law, may continue to be enjoyed until the end of the holiday.

Shanghai Acorn HJX Software Technology Development Co., Ltd., as a recognized software company, has been eligible for the tax holiday of 50% reduction from 2009 to 2013; our remaining PRC subsidiaries are still subject to uniform tax rate of 25% in 2013, 2014 and 2015 under the New EIT Law. Starting from 2014, none of our PRC subsidiaries and affiliated companies have tax holidays.

We have adopted the provisions of ASC740-10, “Income Taxes—Overall” (previously FASB Interpretation No. 48, “Accounting For Uncertainty in Income Taxes—an Interpretation of SFAS No. 109”). Based on our analyses under ASC740-10, we have made our assessment of the level of authority for each tax position (including the potential application of interest and penalties) based on the technical merits of the position, and have measured the unrecognized benefits associated with the tax positions accordingly. As of December 31, 2013, 2014 and 2015, we had unrecognized tax benefits of approximately $0.7 million, $1.8 million, and $1.9 million respectively.

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

Revenue Recognition

We recognize net revenue for sales through our direct sales platforms upon delivery of the products to, and acceptance by, our customers (F.O.B. Destination). These revenues are recognized net of sales tax incurred. We rely significantly on EMS and local delivery companies to deliver products sold through our direct sales platforms. It generally takes two to three weeks for a product to be delivered by EMS and local delivery companies, with these companies regularly reporting to us product delivery status. For unsuccessful deliveries, EMS and local delivery companies are required to return the undelivered products to us. It generally takes EMS two to three weeks, and local delivery companies approximately seven days, to return the undelivered products to us. We are in the process of developing a system with the delivery companies, which, once launched, will provide us with the delivery status on real-time basis. Direct sales revenues are adjusted in the current accounting period based on actual unsuccessful product deliveries experience reported by EMS and local delivery companies.

We recognize net revenues for products sold through our nationwide distribution network when products are delivered to and accepted by our distributors (F.O.B. Destination). In most cases, the distributors are required to pay in advance for our products. Some distributors are given customary credit terms within the industry based on their creditworthiness. The distributor agreements do not provide discounts, chargebacks, price protection and stock rotation rights. However, certain distributor agreements provided performance-based cash rebates which were net against revenue at the time revenue was recorded. Accordingly, we record the revenues when products are delivered to and accepted by the distributors as there are no future remaining obligations. In 2013, 2014 and 2015, the costs associated with cash rebates were insignificant.

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

Investment in Affiliates; Available-for-sale Securities

Certain of our investments in affiliates have been accounted for under the cost method and others have been accounted for under the equity method.

We initially accounted for our Yimeng investment under the cost method.  We helped form Yimeng in 2005, with our initial ownership stake being 51%. By December 31, 2014, our ownership stake was diluted to 12.9% reflecting prior third party capital contributions and sales by us of Yimeng shares.  Because we exerted no significant influence in Yimeng, we recorded our Yimeng investment at cost of $7 million at December 31, 2013 and 2014.

In July 2015, Yimeng became listed on China National Equities Exchange and Quotations, or the NEEQ. After the listing, quoted market prices became available and we reclassified our Yimeng investment as available-for-sale securities.  As a result, (i)  at December 31, 2015 our Yimeng investment was recorded at a fair value of $181.2 million and (ii) in 2015 we recognized unrealized gains of $178.5 million (before deducting potential taxes of $44.6 million), which we recorded in other comprehensive income.  See notes 8 and note 9 in our audited financial statements included elsewhere in this annual report

Beginning in January 2016, we started to sell Yimeng shares on the NEEQ. Through April 30, 2016, we sold approximately 5.9 million shares, reducing our Yimeng ownership to 39.3 million shares (or approximately 9.0% of Yimeng’s then outstanding shares) and generating total sale proceeds of $14.6 million and an expected realized gain, net of taxes (to be recognized in the first four months of 2016) of $10.3 million.

Our management will consider additional sales of Yimeng shares as it deems appropriate.   We may be unable to sell our Yimeng shares at prices equal to the then-quoted price and or in desired amounts and sales by us or others could adversely impact the price of Yimeng shares. See Item 3D., “Key Information — Risk Factors—Changes in the quoted prices for Shanghai Yimeng Software Technology Co., Ltd., or Yimeng,  on the China National Equities Exchange and Quotations, or NEEQ, will cause the carrying value of our Yimeng shares to vary impacting our comprehensive net income; and our ability to sell our Yimeng shares at desired prices or in desired volumes will be impacted by related developments in the NEEQ market and the market for Yimeng shares.”

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

When available, we measure the fair value of financial instruments based on quoted market prices in active markets, valuation techniques that use observable market-based inputs or unobservable inputs that are corroborated by market data. We use valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities measured at fair value are classified in the categories of Level 1, Level 2, and Level 3 based on the lowest level input that is significant to the fair value measurement in its entirety. Pricing information we obtain from third parties is internally validated for reasonableness prior to use in the consolidated financial statements. When observable market prices are not readily available, we generally estimate the fair value using valuation techniques that rely on alternate market data or inputs that are generally less readily observable from objective sources and are estimated based on pertinent information available at the time of the applicable reporting periods. In certain cases, fair values are not subject to precise quantification or verification and may fluctuate as economic and market factors vary and our evaluation of those factors changes. Although we use its best judgment in estimating the fair value of these financial instruments, there are inherent limitations in any estimation technique. In these cases, a minor change in an assumption could result in a significant change in its estimate of fair value, thereby increasing or decreasing the amounts of our consolidated assets, liabilities, equity and net income or loss.

Our financial instruments consist of cash and cash equivalents, restricted cash, accounts receivable, notes receivable, convertible loan, available-for-sale securities, accounts payable and long-term debt. For cash and cash equivalents, restricted cash, accounts receivable, notes receivable and accounts payable, the carrying amounts of these financial instruments as of December 31, 2014 and 2015 were considered representative of their fair values due to their short-term nature. The marketable securities are carried at fair values. The carrying values of long-term debt and convertible loan approximate their fair values as the impacts to discount the long-term debt and convertible loan with a market based interest rate are insignificant.

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

Results of Operations

The following table sets forth our condensed consolidated statements of operations by amount and as a percentage of our total net revenues for 2013, 2014 and 2015:

	For the years ended December 31,
	2013		2014		2015
	Amount	% of total revenues, net	Amount	% of total revenues, net	Amount	% of total revenues, net
	(in thousands, except for percentages)
Condensed Consolidated
Statements of Operations Data
Revenues:
Direct sales, net	$136,416	73.9%	$45,233	47.7%	$19,406	40.8%
Distribution sales, net	48,295	26.1%	49,522	52.3%	28,140	59.2%
Total revenues, net	184,711	100.0%	94,755	100.0%	47,546	100.0%
Cost of revenues:
Direct sales	57,445	31.1%	24,353	25.7%	13,388	28.2%
Distribution sales	35,046	19.0%	32,570	34.4%	21,499	45.2%
Total cost of revenues	92,491	50.1%	56,923	60.1%	34,887	73.4%
Gross profit	92,220	49.9%	37,832	39.9%	12,659	26.6%
Operating (expenses) income
Advertising expenses	(51,731)	(28.0)%	(16,233)	-17.1%	(2,204)	-4.6%
Other selling and marketing expenses	(54,874)	(29.7)%	(40,177)	-42.4%	(25,185)	-53.0%
General and administrative expenses	(30,681)	(16.6)%	(28,417)	-30.0%	(27,839)	-58.6%
Other operating income, net	2,615	1.4%	2,121	2.2%	1,712	3.6%
Total operating expenses	(134,671)	(72.9)%	(82,706)	-87.3%	(53,516)	-112.6%
Loss from operations	(42,451)	(23.0)%	(44,874)	-47.4%	(40,857)	-86.0%
Other income (expense), net	3,394	1.8%	1,954	2.1%	1,017	2.2%
Income tax expenses	(646)	(0.3)%	(1,171)	-1.2%	(183)	-0.4%
Equity in losses of affiliates	(206)	(0.1)%	(235)	-0.2%	(227)	-0.5%
Net loss	(39,908)	(21.6)%	(44,326)	-46.8%	(40,250)	-84.7%
Net income (loss) attributable to non- controlling interest	(12)	(0.0)%	3	0.0%	(91)	-0.2%
Net loss attributable to Acorn International, Inc.	(39,896)	(21.6)%	(44,329)	-46.8%	(40,159)	-84.5%

The table below summarizes our gross revenues for 2013, 2014 and 2015, broken down by product categories:

	2013	Sales	2014	Sales	2015	Sales
	$‘000%		$‘000%		$‘000%

Electronic learning products	40,903	22.1	44,138	46.5	24,638	51.7
Health products	10,098	5.5	9,876	10.4	8,102	17.0
Collectible products	29,643	16.0	15,414	16.2	5,646	11.8
Mobile phones	25,924	14.0	6,000	6.3	5,032	10.6
Kitchen and household	27,008	14.6	9,810	10.3	1,591	3.3
Fitness products	38,427	20.8	4,554	4.8	766	1.6
Cosmetics products	2,311	1.2	853	0.9	220	0.5
Auto products	324	0.2	191	0.2	49	0.1
Consumer electronics products	808	0.4	61	0.1	89	0.2
Other products	9,704	5.2	4,057	4.3	1,520	3.2
Total gross revenues	185,150		94,954		47,653
Less: sales taxes	(439)		(199)		(107)
Total revenues, net	184,711		94,755		47,546

Comparison of Years Ended December 31, 2013, December 31, 2014 and December 31, 2015

Revenues

Our total net revenues, which include direct sales net revenues and distribution sales net revenues, decreased 48.7% from $184.7 million in 2013 to $94.8 million in 2014 and further decreased 49.8% to $47.5 million in 2015. The decrease in our net revenues in 2015 was primarily due to decreased direct sales revenue, particularly from our outbound marketing activities.

In 2013, 2014 and 2015, approximately 73.9%, 47.7% and 40.8% of our total net revenues, respectively, were generated through our direct sales platforms while approximately 26.1%, 52.3% and 59.2% of our total net revenues were generated from our nationwide distribution network, respectively.

The following table sets forth our three best-selling product lines for our direct sales platforms by net revenues and as a percentage of applicable total direct sales gross revenues for the periods indicated, together with reconciliation to direct sales net revenues:

65

		2013			2014			2015
Product	Brand	Revenues	percentage	Rank	Revenues	percentage	Rank	Revenues	percentage	Rank
		(in thousands, except percentages and ranks)
Direct Sales:
Collectibles products		$29,531	21.6%	2	$15,414	34.0%	1	$5,561	28.6%	1
Cell phone	SUNVAN, Gionee, K-touch, U- king, Lenovo, Nokia &Kon	$—	$—		$5,893	13.0%	3	$4,981	25.6%	2
Health products								$3,710	19.1%	3
Kitchen and household products	Rose& True sleeper	$26,924	19.7%	3	$9,722	21.4%	2	—	—
Fitness products	Yierjian	$36,532	26.7%	1	—	—		—	—
Direct sales-total top three		$92,987	68.0%		$31,029	68.4%		$14,252	73.3%
Other products revenues		$43,823	32.0%		$14,333	31.6%		$5,207	26.7%
Total direct sales gross revenues		$136,810	100%		$45,362	100%		$19,459	100%
Total sales tax		$(394)			$(129)			$(53)
Total direct sales net revenues		$136,416			$45,233			$19,406

Direct sales net revenues, which include both net proceeds from products sold through our TV direct sales platform and net proceeds from products sold through our other direct sales platforms, decreased 66.8% from $136.4 million in 2013 to $45.2 million in 2014 and further decreased 57.1% to $19.4 million in 2015, which mainly resulted from reduced TV time purchases in 2014 and our exit from TV direct sales in early 2015.

The net decrease of $25.8 million in direct sales net revenues in 2015 primarily reflected a $9.9 million, or 63.9%, decrease in sales of collectibles products, a $8.2 million, or 84.3%, decrease in sales of kitchen and household products, and a $3.2 million, or 85.5%, decrease in sales of fitness products, as compared to 2014, primarily as a result of our exit from TV direct sales. Our top three products sold through our direct sales platforms in 2015 were collectibles products, mobile phone products and health products which collectively accounted for $14.3 million, or 73.3%, of our direct sales gross revenues in 2015.

The net decrease of $91.2 million in direct sales net revenues in 2014 primarily reflected a $32.8 million, or 89.9%, decrease in sales of fitness products, a $17.2 million, or 63.9%, decrease in sales of kitchen and household products, and a $14.1 million, or 47.8%, decrease in sales of collectibles products, as compared to 2013, primarily as a result of the our reduction in our purchase of TV advertising time to sell these products in 2014. Our top three products sold through our direct sales platforms in 2014 were collectibles products, kitchen and household products and mobile phone products, which collectively accounted for $31 million, or 68.4%, of our direct sales gross revenues in 2014.

The following table sets forth our three best-selling product lines for our distribution network by net revenues and as a percentage of applicable total distribution sales gross revenues for the periods indicated, together with reconciliation to distribution sales net revenues:

		2013			2014			2015
Product	Brand	Revenues	Percentage	Rank	Revenues	percentage	Rank	Revenues	percentage	Rank
			(in thousands, except percentages and ranks)
Distribution Sales:
Electronic learning products	Ozing	$39,695	82.1%	1	$42,815	86.3%	1	$23,232	82.4%	1
Posture correction products	Babaka	2,780	5.8%	3	$2,346	4.7%	3	$2,220	7.9%	2
Health products	Zehom	$3,279	6.8%	2	$3,064	6.2%	2	$2,172	7.7%	3
Distribution sales-total top three		$45,754	94.7%		$48,225	97.2%		$27,624	98.0%
Other products revenues		$2,586	5.3%		$1,368	2.8%		$570	2.0%
Total distribution sales gross revenues		$48,340	100%		$49,593	100%		$28,194	100.0%
Total sales tax		$(45)			$(71)			$(54)
Total distribution sales net revenues		48,295			49,522			$28,140

Distribution sales net revenues, which are derived from sales of products to our distributors, increased 2.5% from $48.3 million in 2013 to $49.5 million in 2014 and decreased 43.2% to $28.1 million 2015. We experienced a significant decrease in distribution sales in 2015, which was primarily because we tightened our distributor credit policies and loosened the rebate rate paid to distributors of our electronic learning products based on their sales volumes. The increase in our distribution net revenues in 2014 was primarily due to the restructuring of our business model and organization structure in connection with our electronic learning products business. Our top three distribution sales products in 2015 were our electronic learning products, posture correction products and health products, which accounted for $27.6 million, or 98.0%, of our distribution sales gross revenues in 2015.

Cost of Revenues

Our cost of revenues is primarily dependent upon the mix of products and units sold during the relevant period.

Our total cost of revenues decreased from $92.5 million in 2013 to $56.9 million in 2014 and further decreased to $34.9 million in 2015 in line with the decrease of our sales levels. As a percentage of total net revenues, total cost of revenues was 50.1%, 60.1% and 73.4% in 2013, 2014 and 2015, respectively. The fluctuations in cost of revenues in 2014 and 2015 were primarily as a result of the decreases in sales and a shift in our product mix in 2014 and 2015, respectively.

Direct sales cost of revenues decreased 57.6% from $57.4 million in 2013 to $24.4 million in 2014 and decreased 45.0% to $13.4 million in 2015. The fluctuations in 2014 and 2015 primarily reflected the decrease in direct sales in 2014 and 2015, respectively.

Distribution sales cost of revenues decreased from $35.0 million in 2013 to $32.6 million in 2014, representing a 7.1% decrease in 2014, and decreased to $21.5 million in 2015, representing a 34.0% decrease in 2015. The decrease in 2014 primarily reflected the decreased sales of our health and posture correction products, while the decrease in 2015 primarily reflected the decreased sales of our electronic learning products.

Gross Profit and Gross Margin

The following table sets forth gross profits and gross margins (being gross profit divided by the related net revenues) for our direct sales and distribution sales platforms:

	For the years ended December 31,
	2013		2014		2015
	Gross profit	Gross margin	Gross profit	Gross margin	Gross profit	Gross margin
	(in thousands, except percentages)
Direct sales	$78,971	57.9%	$20,880	46.2%	$6,018	31.0%
Distribution sales	$13,249	27.4%	$16,952	34.2%	$6,641	23.6%
Total	$92,220	49.9%	$37,832	39.9%	$12,659	26.6%

Our total gross profits decreased from $92.2 million in 2013 to $37.8 million in 2014 and then decreased to $12.7 million in 2015. Our overall gross margin decreased from 49.9% in 2013 to 39.9% in 2014 and further decreased to 26.6% in 2015. Changes in our gross margins from period to period are driven by changes in our product mix and the platforms through which we sell them. In addition to our product mix, the decrease in our total gross margin in 2015 reflects a $4.0 million inventory write-down (mainly related to TV direct sales products). The decrease in total gross margin in 2015 was largely due to a shift in product mix to include more sales contribution of electronic learning devices sold through our distribution channel, which generally have lower margins.

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

In addition to product mix-related variations, the difference between the sales price charged by us to our historical TV direct sales customers and what we charge our distributors for the same product accounts for a portion of the difference in gross margins on direct sales and on distribution sales.

Gross margin on direct sales decreased from 57.9% in 2013 to 46.2% in 2014 and decreased to 31.0% in 2015. The decrease in gross margin on direct sales in 2015 was primarily due to lower sales of our collectible products and fitness products which generally have higher margins.

Gross margin on distribution sales increased from 27.4% in 2013 to 34.2% in 2014 and decreased to 23.6% in 2015. The decrease in gross margin on distribution sales was mainly due to our written-down of inventories.

Operating (Expense) Income

Our total operating expense decreased from expenses of $134.7 million in 2013 to expenses of $82.7 million in 2014 and further decreased to expenses of $53.5 million in 2015. Of the total decrease in operating expenses in 2015, $14.0 million decrease in TV advertising expenses, which was mainly attributable to our reduced TV airtime in 2015, as well as a $15.0 million decrease in other selling and marketing expenses, which was mainly attributable to the decreased delivery costs due to our lower sales volume in 2015. Of the total decrease in operating expenses in 2014, $35.5 million was attributable to a $34.8 million decrease in TV advertising expenses as well as a $7.4 million decrease in delivery costs due to our lower sales volume in 2014; and $14.7 million reflected the decrease in other selling and marketing expenses. Total operating expense, as a percentage of total net revenue, increased from 72.9% in 2013 to 87.3% in 2014 and further to 112.6% in 2015.

Advertising Expenses

Our advertising expenses decreased from $51.7 million in 2013 decreased to $16.2 million in 2014 and then decreased to $2.20 million in 2015. As a percentage of total net revenues, advertising expenses decreased from 28.0% in 2013 to 17.1% in 2014, and decreased to 4.6% in 2015. The overall decrease in advertising expenses was primarily as a result of our decreased purchases of TV advertising time.

Advertising expenses related to purchased TV advertising time decreased by 68.6% from $46.0 million in 2013 to $16.2 million in 2014 and decreased by 86.4% to $2.2 million in 2015. The decrease of purchased TV advertising expenses in 2014 and 2015 reflects our 2014 decision to deemphasize and our 2015 decision to discontinue our TV direct sales platform.

Other Selling and Marketing Expenses

Our other selling and marketing expenses decreased 26.8% from $54.9 million in 2013 to $40.2 million in 2014 and decreased 37.3% to $25.2 million in 2015. Our other selling and marketing expenses as a percentage of total net revenues were 29.7%, 42.4% and 53.0% in 2013, 2014 and 2015, respectively. Of the total $15.0 million decrease in other selling and marketing expenses in 2015, $2.8 million was attributable to reductions in shipping and handling expenses as a result of our lower sales volume and $8.3 million was attributable to lower salary expenses paid to our sale force as part of our cost control measures.

General and Administrative Expenses

Our general and administrative expenses decreased 7.4% from $30.7 million in 2013 to $28.4 million in 2014 and increased slightly by 2.0% to $27.8 million in 2015. Our general and administrative expenses as a percentage of total net revenues was 16.6%, 30.0% and 58.6% in 2013, 2014 and 2015, respectively. General and administrative expenses in 2015, reflect a $4.5 million bad debt provision in connection with our account receivables and prepaid advertising expenses, offset by $2.5 million lower salary and welfare expenses in connection with our cost control measures and a $1.2 million reduction in consulting service fees. In addition, we recorded a $0.9 million in connection with the reimbursement of Mr. Roche for various costs incurred by him to secure our commercial and business interests of our Company from August 2014 to April 2015.

Other Operating Income, Net

Other operating income, net, consisting of government subsidy and miscellaneous commission income, was $2.6 million, $2.1 million and $1.7 million, in 2013, 2014 and 2015, respectively. A majority of other operating income, net in those periods related to our receipt of subsidies from local government agencies for certain taxes paid, including value-added, business and income taxes as well as part of the incentives provided by local government for our investment in local district. The subsidy income in 2013, 2014 and 2015 amounted to $2.1 million, $0.8 million and $0.2 million, respectively. In 2015, we recognized $1.4 million and $1.8 million in our other operating income, respectively, for our sublease of our excess warehouse space to third parties and sales of our properties in Beijing and disposal of our fixed assets; and we recognized $2.2 million of other operating expenses in connection with disposal of fixed assets. We may not be able to enjoy such government subsidies in the future. See Item 3.D, “Key Information—Risk Factors—The discontinuation of any of the preferential tax treatments and government subsidies available to us in the PRC could materially and adversely affect our results of operations and financial condition”.

Loss from Operations

We recorded losses from operations of $42.5 million, $44.9 million and $40.9 million in 2013, 2014 and 2015, respectively. As a percentage of total net revenues, our losses from operations were 23.0%, 47.4% and 86.0% in 2013, 2014 and 2015, respectively.

Other Income (Expense), Net

Our other income (expense), net was $3.4 million, $2.0 million and $1.0 million, in 2013, 2014 and 2015, respectively. In 2013, 2014 and 2015, our other income included $3.1 million, $2.4 million and $0.8 million, in interest income, respectively. We also recorded a $0.3 million investment gain in 2013.

Income Tax Expenses

We had a net tax expense of $0.6 million, $1.2 million and $0.2 million in 2013, 2014 and 2015, respectively. Our effective income tax rate for 2013, 2014 and 2015 was 2%, 3% and 0%, respectively.

Equity in losses of affiliates

On December 31, 2012, we acquired 9.3% of the equity interests in China Branding Company Limited, or CBG, for cash of $1.3 million. Mr. Roche, a co-founder and a member of our board of directors, individually holds an additional 7.6% equity interests in CBG and holds one out of five board seats of CBG and accordingly, Mr. Roche is able to exercise significant influence through his participation on the board of directors of CBG. As such, management believes that it can exercise significant influence over CBG through our direct equity investment, our deemed indirect investment through Mr. Roche’s equity interest, and Mr. Roche’s significant influence over CBG. Therefore, we account for this investment using the equity method of accounting. In February 2013, our investment in CBG decreased from 9.3% to 8.7% as a result of dilution due to issuance of additional shares by CBG to a new investor, which accounted for as if we sold 0.6% equity interests in CBG, and the gains from this dilution was immaterial. Our equity in losses of CBG in 2013, 2014 and 2015 were $205,567, $235,161 and $226,780, respectively, and were recognized in equity in losses of affiliates in the consolidated statements of operation.

Net Income (Loss) Attributable to Non-controlling Interests

Net income (loss) attributable to non-controlling interests consist of the 49% or less outside ownership interests in our majority- owned subsidiaries. In 2013, 2014 and 2015, the non-controlling interests totaled $(12,355), $2,503 and $(91,127), respectively.

Net Loss Attributable to Acorn International, Inc.

As a result of the foregoing, our net loss increased from $39.9 million in 2013 to $44.3 million in 2014 and decreased to $40.2 million in 2015. As a percentage of total net revenues, net loss was 21.6%, 46.8% and 84.5% in 2013, 2014 and 2015, respectively.

B.	Liquidity and Capital Resources

We experienced a net loss of $40.2 million and negative cash flows from operations in the year ended December 31, 2015 and had accumulated deficits of $126.3 million as of that date.

As described above and elsewhere in this annual report, in 2015, we experienced significant operational difficulties primarily driven by (i) industry-wide changes in PRC regulations and rules on TV advertising forcing us to exit our TV direct sales business and (ii) the pendency of the legal dispute between two groups of our shareholders relating to the management and direction our company which has been largely resolved.

Primarily in the second half of 2015, we commenced significant actions to improve our liquidity position, including sales of non-core assets and reduce our cash burn. As of December 31, 2015, we had approximately $12.3 million in cash and cash equivalents, term deposits and restricted cash and we believe we will be able to realize our assets and satisfy our liabilities in the normal course of business.

Our anticipated cash flows for 2016 and planned actions to reduce costs and generate cash flows are based on our current expectations, beliefs and estimates and are not guarantees of our future operating results, liquidity and ability to continue operations.

	For the years ended December 31,
	2013	2014	2015
	(in thousands)
Cash and cash equivalents	$82,552	$34,686	$12,147
Net cash provided by (used in) operating activities	2,467	(45,633)	(22,333)
Net cash provided by (used in) investing activities	(13,874)	(1,714)	9,399
Net cash provided by (used in) financing activities	(196)	-	(8,896)

Operating Activities

As of December 31, 2015, we had $12.1 million in cash and cash equivalents. Net cash used in operating activities were $45.6 million and $22.3 million in 2014 and 2015, respectively. Net cash provided by operating activities were $2.5 million in 2013. These amounts were adjusted for non-cash items such as depreciation and amortization, allowance for doubtful receivables, inventory write- downs, deferred income tax expenses(benefits), share-based compensation and changes in various assets and liabilities such as accounts receivables, inventories, prepaid advertising and other expenses, other current assets, accounts payable, accrued expenses, other current liabilities and notes payable, as applicable.

Investing Activities

Investing activities include purchases of property and equipment, disbursement for convertible loan, purchase of long-term assets, proceeds from disposal of equipment and decrease (increase) in restricted cash. Net cash provided by investing activities were $9.4 million in 2015. Net cash used in investing activities were $13.9 million and $1.7 million in 2013 and 2014, respectively.

Net cash provided by investing activities in 2015 primarily reflects $9.6 million of our decrease in restricted cash in connection with our long-term bank borrowings and $3.3 million of proceeds from disposal of certain non-core properties of our Company, which is net against by $3.0 million used in net cash for disbursement of convertible loan. Net cash used in investing activities in 2014 reflects the purchase of property and equipment at $1.4 million, among which $1.3 million was mainly used in the purchase of the Genesys CTI System, the purchase of long-term assets $0.6 million and the decrease of restricted cash at $0.3 million. Net cash used in investing activities in 2013 reflects cash provided by the increase of restricted cash at $9.9 million and the purchase of property and equipment at $3.4 million, which mainly $1.9 million for development of our IBOSS business intelligence system and $1.0 million to further renovate our Beijing Dongyi office.

Financing Activities

In 2015, our net cash used in financing activities mainly reflected the repayment of our long-term bank borrowings of $8.5 million and $0.4 million used to repurchase our ordinary shares. In 2014, our net cash used in financing activities was nil. In 2013, our net cash used in financing activities mainly reflected our repurchase of ordinary shares offset by an increase in long-term debt.

Capital Expenditures

Our capital expenditures totaled $3.5 million and $1.4 million in 2013 and 2014, respectively. We did not record any capital expenditures in 2015. Our capital expenditures consisted principally of the purchases and construction of property and equipment, investments in buildings related to expansions and upgrades to our call center and offices and purchases of management information systems. In 2014, our capital expenditure primarily reflected $1.3 million for the Genesys CTI System. In 2013, our capital expenditure primarily reflected $1.9 million for the IBOSS business intelligence system and $1.0 million to further renovate our Beijing Dongyi office.

C.  Research and Development

We spent $2.5 million, $2.0 million and $1.5 million on research and development in 2013, 2014 and 2015, respectively.

D.  Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2013 to December 31, 2015 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F.  Tabular Disclosure of Contractual Obligations

A summary of our contractual obligations at December 31, 2015 is as follows:

	Payments due by period
		Less than		More than
Contractual obligations	Total	1 year	1-3 years	3 years
Operating leases*	$1,478,758	$673,659	$696,279	$108,820

Total	$1,478,758	$673,659	$696,279	$108,820

*      Operating leases are for office, warehouse and manufacturing facilities.

G.  Recently Issued Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued, ASU 2014-09, "Revenue from Contracts with Customers (Topic 606)". The guidance substantially converges final standards on revenue recognition between the FASB and the International Accounting Standards Board providing a framework on addressing revenue recognition issues and, upon its effective date, replaces almost all exiting revenue recognition guidance, including industry specific guidance, in current U.S. generally accepted accounting principles. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply the following steps:

Step 1: Identify the contract(s) with a customer.

Step 2: Identify the performance obligations in the contract.

Step 3: Determine the transaction price.

Step 4: Allocate the transaction price to the performance obligations in the contract.

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

In August 2015, the FASB issued ASU No. 2015-14, deferring the effective date for ASU 2014-09 by one year, and thus, the new standard will be effective for fiscal years beginning after December 15, 2017, with early application permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The guidance allows for either a full retrospective or a modified retrospective transition method. We are currently assessing the impact that the guidance will have on our financial condition and results of operations.

In May 2015, the FASB issued ASU 2015-07, “Fair Value Measurement (Topic 820) – Disclosures for Investments in Certain Entities that Calculate Net Asset Value per Share (or its Equivalent)”. Reporting entities are permitted to use net asset value (“NAV”) as a practical expedient to measure the fair value of certain investments. Under current U.S. GAAP, investments that use the NAV practical expedient to measure fair value are categorized within the fair value hierarchy as level 2 or level 3 investments depending on their redemption attributes, which has led to diversity in practice. This ASU will remove the requirement to categorize within the fair value hierarchy all investments that use the NAV practical expedient for fair value measurement purposes. Furthermore, the ASU will remove the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the NAV practical expedient. Rather, those disclosures are limited to investments for which the entity has elected to measure the fair value using that practical expedient. The ASU is effective for fiscal years beginning after December 15, 2015 and interim periods with those fiscal years. The ASU must be applied retrospectively to all prior periods presented. We are in the process of evaluating the impact of adoption of this guidance on our consolidated financial statements.

In July 2015, the FASB issued ASU No. 2015-11 –Inventory. ASU 2015-11 is part of FASB Simplification Initiative. Current guidance requires an entity to measure inventory at the lower of cost or market. Market could be the replacement cost, net realizable value or net realizable value less an approximately normal profit margin. Under this Update, the entities will be required to measure inventory at the lower of cost or net realizable value. Net realizable value is defined as estimate selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. The amendments under the Update more closely align measurement of inventory in US GAAP with the measurement of inventory in IFRS. For public entities, the amendments of this Update are effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. The amendments of this Update should be applied prospectively with early application permitted. Management does not expect the adoption of this ASU to have a material impact on Group's results of operations, financial position or cash flows.

In November 2015, the FASB issued ASU 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes, which requires deferred income tax liabilities and assets to be classified as noncurrent on the balance sheet rather than being separated into current and noncurrent. The guidance is effective for public entities for annual periods beginning after December 15, 2016, and interim periods within those annual periods with early adoption being permitted. We do not expect the adoption of this guidance will have a significant effect on our consolidated financial statements.

In January 2016, the FASB issued ASU 2016-01, Financial Instruments-Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities ("ASU 2016-01"), which requires that equity investments, except for those accounted for under the equity method or those that result in consolidation of the investee, be measured at fair value, with subsequent changes in fair value recognized in net income. However, an entity may choose to measure equity investments that do not have readily determinable fair values at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. ASU 2016-01 also impacts the presentation and disclosure requirements for financial instruments. ASU 2016-01 is effective for public business entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2017. Early adoption is permitted only for certain provisions. We are in the process of evaluating the impact of adoption of this guidance on our consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which requires lessees to recognize most leases on the balance sheet. This ASU requires lessees to recognize a right-of-use asset and lease liability for all leases with terms of more than 12 months. Lessees are permitted to make an accounting policy election to not recognize the asset and liability for leases with a term of twelve months or less. The ASU does not significantly change the lessees' recognition, measurement and presentation of expenses and cash flows from the previous accounting standard. Lessors' accounting under the ASC is largely unchanged from the previous accounting standard. In addition, the ASU expands the disclosure requirements of lease arrangements. Lessees and lessors will use a modified retrospective transition approach, which includes a number of practical expedients. The provisions of this guidance are effective for annual periods beginning after December 15, 2018, and interim periods within those years, with early adoption permitted. We are in the process of evaluating the impact of adoption of this guidance on our consolidated financial statements.

In March 2016, the FASB issued ASU 2016-07, which eliminates eliminate the requirement to retroactively adopt the equity method of accounting. The amendments require that the equity method investor add the cost of acquiring the additional interest in the investee to the current basis of the investor’s previously held interest and adopt the equity method of accounting as of the date the investment becomes qualified for equity method accounting. The amendments in this Update are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2016. The amendments should be applied prospectively upon their effective date to increases in the level of ownership interest or degree of influence that result in the adoption of the equity method. Earlier application is permitted. We are in the process of evaluating the impact of adoption of this guidance on the consolidated financial statements.

In March 2016, the FASB issued ASU 2016-08, which amends the principal-versus-agent implementation guidance and illustrations in the Board's new revenue standard (ASC 606). The amendments in this update clarify the implementation guidance on principal versus agent considerations. When another party, along with the reporting entity, is involved in providing goods or services to a customer, an entity is required to determine whether the nature of its promise is to provide that good or service to the customer (as a principal) or to arrange for the good or service to be provided to the customer by the other party (as an agent). The guidance is effective for interim and annual periods beginning after December 15, 2017. We do not believe the ASU will have significant impact on the consolidated financial statements.

In March 2016, the FASB issued ASU 2016-09, which simplifies several aspects of the accounting for employee share-based payment transactions for both public and nonpublic entities, including the accounting for income taxes, forfeitures, and statutory tax withholding requirements, as well as classification in the statement of cash flows. For public entities, the ASU is effective for annual reporting periods beginning after December 15, 2016, including interim periods within those annual reporting periods. Early adoption will be permitted in any interim or annual period for which financial statements have not yet been issued or have not been made available for issuance. We are in the process of evaluating the impact of adoption of this guidance on our consolidated financial statements.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.  Directors and Senior Management

The following table sets forth certain information relating to our directors and executive officers as of the date of this annual report. The business address of each of our directors and executive officers is 19/F, 20th Building, 487 Tianlin Road, Shanghai 200233, People’s Republic of China.

Name	Age	Position/Title
Robert W. Roche	53	Chairman of the Board of Directors, Chief Executive Officer
William Liang	58	Independent Director
Cosimo Borrelli	49	Independent Director
David Leung	54	Independent Director
David Naphtali	41	Independent Director
Jacob A. Fisch	39	President
Geoffrey Weiji Gao	43	Chief Financial Officer, Vice President
Jan Jie Lu	38	Vice President–Business Operation

Mr. Robert W. Roche is a co-founder of Acorn, the executive chairman of our board of directors, and our Chief Executive Officer. He also serves as the chairman of Oak Lawn Marketing, a company incorporated in Japan. In addition, Mr. Roche conducts numerous business operations throughout Asia and the United States. President Obama named Mr. Roche to the United States Trade Representative’s (USTR) Advisory Committee for Trade Policy and Negotiations. He is also a member of the Advisory Council for the non-profit 100,000 Strong Foundation. Mr. Roche’s other civic contributions include serving as prior Chairman of the Board of Governors of the American Chamber of Commerce in Shanghai, member of the American Chamber of Commerce Japan Board of Governors, and a Board Member at the USA Pavilion, Expo 2010 Shanghai. In addition to funding his own foundation, Mr. Roche’s philanthropic work includes endowing a chair at Nanzan University in Nagoya, Japan, and establishing a Masters of Laws (LLM) in International Business Transactions program at the University of Denver, Sturm College of Law. Mr. Roche received his bachelor’s degree in Economics and Japanese Studies from Illinois State University in 1985 and a J.D. degree from the University of Denver in 1988.

Mr. William Liang is an independent director of our company. Holder of an MBA degree from University of Massachusetts, Mr. Liang is a seasoned business executive with over twenty years of financial industry and extensive China experience in business development, management, strategic planning and execution, and corporate governance, having held management and executive positions with multinational companies such as Alcoa, United Technologies and Thomson Reuters. Mr. Liang has also been serving as director of the boards of other companies including J.P. Morgan Futures Co. Ltd.

Mr. Cosimo Borrelli is an independent director of our company. Mr. Borrelli currently serves as the Managing Director and is a Co-Founder of Borrelli Walsh Limited since September 23, 2006. He previously served as an Executive Director of Alvarez & Marsal Asia Limited from June 29, 2005 until September 22, 2006 and prior to that as Executive Director of RSM Nelson Wheeler Corporate Advisory Services Limited in Hong Kong from January 1, 2002 until June 28, 2005. Mr. Borrelli has served as a Director of PT Berlian Laju Tanker Tbk since March 19, 2014. He serves as an Independent Director of Global Invacom Group Limited (formerly Radiance Group Limited) since December 4, 2009. He served as a Director of ARC Capital Holdings Limited from February 2, 2015 until March 28, 2015. He served as an Independent Director at Jaya Holdings Ltd. from March 31, 2011 until June 30, 2014. He served as a Non-Executive Director of Forefront International Holdings Ltd., from September 8, 2004 to September 22, 2006. Mr. Borrelli holds a B.A. degree in Economics from the University of Adelaide, Australia.

Mr. David Leung is an independent director of our company. Mr. Leung currently serves as the Senior Director of Finance & Administration at Duke Kunshan University. Prior to joining Duke Kunshan University, Mr. Leung served as Chief Financial and Business Officer at the Shanghai American School and from 2007 to 2013. From 2004 to 2006, Mr. Leung served as Vice President at the Tasly Group Co. helping it manage its portfolio of investments in the pharmaceutical industry. Mr. Leung was with Motorola Hangzhou from 1997 to 2004, where he served as General Manager since 2002 and as Chief Financial Officer since 1997 with the responsibility over the mobile device business. From 1994 to 1996, Mr. Leung served as the Chief Financial Officer of AT&T Qingdao, and before that, Mr. Leung worked for AT&T in finance, network planning, market planning, and new business development roles. Mr. Leung received his bachelor’s degrees in applied mathematics and in political economy from the University of California in Berkeley, his master’s degree in accounting and financial management from the Keller Graduate School of Management and his master of business administration from Rutgers University. Mr. Leung is a certified public accountant and a certified School Business Administrator in the U.S.

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

Mr. Jacob A. Fisch is the President of Acorn. Mr. Fisch was previously Senior Advisor to Acorn from April 2014. Mr. Fisch’s background includes top executive roles with publicly-listed, global supply chain manager and consumer products giant Li & Fung Limited (HKSE: 494) from 2006 to 2010 and then with its controlling shareholder, the Fung Group, from 2010 to 2012. Such roles included Director of Corporate Development for the Fung Group, and Senior Vice President – General Counsel for Li & Fung Limited, where he was part of the core leadership team and global head of Legal responsible for Li & Fung’s then over 80 offices in over 40 countries. Mr. Fisch also co-founded leading Hong Kong venture firm, Nest, in 2010, and founded Mile Point Capital Partners in 2011. In 2013, Mr. Fisch also co-founded and became the non-executive Chairman of Dragon Law, a Hong Kong and Singapore based technology company. Prior to these roles and activities, Mr. Fisch was an attorney at leading international law firms in New York City, Hong Kong and Shanghai. Mr. Fisch has been a term member at the Council on Foreign Relations in New York City, is a member of the Hong Kong-based Hong Kong Forum, affiliated with the Council on Foreign Relations, and is a member of the Executive Forum, a fifty-person forum for the most senior managers of multinational corporations headquartered in Asia. Mr. Fisch holds a J.D. from Harvard Law School and a B.A. from Columbia University.

Mr. Geoffrey Weiji Gao is the Chief Financial Officer and a Senior Vice President of Acorn. Mr. Gao has extensive experience in financial control and planning, cash management, procurement & supplier chain management and process optimization. Mr. Gao joined our company in February 2012. Prior to joining our company, Mr. Gao accumulated 16 years’ experience in different MNCs (multi-national companies), including Merck China & Hong Kong from June 2005 to February 2012, YUM! China from November 1999 to June 2005 and Societe Generale Shanghai Branch from September 1996 to November 1999. Mr. Gao received his bachelor’s degree in Economy from Shanghai University (International Business Institute) and is a holder of FCMA and CGMA since May 2014.

Ms. Jan Jie Lu is Vice President – Business Operations, responsible for supporting the day-to-day operations of the business, focusing, in particular, on driving the growth of our brands, media and content divisions. Her background includes experience in operations, business development (deal sourcing and execution) as well as government relations in China. Prior to becoming Vice President – Business Operations in April 2016, Ms. Lu served as our General Manager – Media and Creative from September 2015 to March 2016. Prior to joining Acorn in September 2015, she was Vice President at Cachet Hotel Group, focused on Operations and Business Development from July 2013 to May 2015. Prior to Cachet, Ms. Lu was Junior Partner & General Manager at David Laris Creates (DLC) from August 2008 to June 2013, a Food & Beverage consultancy company, focusing on licensing, project management, and the operation of DLC, as well as various restaurants DLC invested in or managed. Ms. Lu graduated with a degree in International Finance in 1999 from Zhongnan University of Economics and Law.

B.  Compensation

Compensation of Directors and Executive Officers

In 2015, the aggregate cash compensation earned by our executive officers and all of our directors was approximately $1.3 million. For information regarding options granted to officers and directors, see “—Equity Incentive Plans”. We do not pay or set aside any amounts for pensions, retirement or other benefits for our officers and directors.

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

On April 8, 2016, we granted 2,800,000 Restricted Shares under the 2006 Plan to the President of our company. The grant includes time-based shares of 1,800,000 shares, among which 600,000 shares vested on April 8, 2016, 600,000 shares vested on May 4, 2016 and the remaining shares shall vest on May 4, 2017, and performance-based shares of 1,000,000 shares which shall vest upon certain performance targets being met. As of the date of this annual report , 400,000 performance-based shares have been vested as one performance target was met.

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

The table below sets forth, as of the date of this annual report, the option, SAR and RSU grants made to our directors and executive officers, under the 2006 Plan (including prior year grants of options covered under this plan) that are currently outstanding:

Name	Ordinary Shares Underlying Outstanding Option/SARs/RSUs	Exercise Price ($/Share)	Grant Date	Expiration Date
Robert W. Roche	—	—	—	—
William Liang	—	—	—	—
Cosimo Borrelli	—	—	—	—
David Leung	—	—	—	—
David Naphtali	—	—	—	—
Jacob Fisch	2,800,000	—	April 8, 2016	—
Geoffrey Weiji Gao	—	—	—	—
Jan Jie Lu	—	—	—	—

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

Terms of Directors and Executive Officers

We currently have five directors on our board of directors. At our 2015 annual general meeting held on November 17, 2015, Ms. Lynda Chung Ki Lau was removed from our board of directors and Mr. William Liang was reelected as a director to our board of directors. Under our current articles of association, each of our director will be subject to retirement and reelection at each of our annual general meeting.

All of our officers are appointed by and serve at the discretion of our board of directors and are elected by, and may be removed by, a majority vote of our board of directors.

Board Committees

Our board of directors has established an audit committee, a compensation committee and a corporate governance and nominating committee.

Audit Committee

Our audit committee consists of Mr. Cosimo Borrelli, Mr. William Liang and Mr. David Leung. Mr. Cosimo Borrelli is the chairman of our audit committee. Each member of our audit committee satisfies the “independence” requirements of the NYSE Rules and meets the criteria for independence set forth in Section 10A(m)(3) of the U.S. Securities Exchange Act of 1934, or the Exchange Act.

The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. Our audit committee is responsible for, among other things:

•	selecting the independent auditor and pre-approving auditing and non-auditing services permitted to be performed by the independent auditor;

•	at least annually, obtaining and reviewing the independent auditor’s report describing its internal quality-control procedures, any material issues raised by the most recent internal quality control review, or peer review, of the independent auditors and all relationships between the independent auditors and our company;

•	setting clear hiring policies for employees or former employees of the independent auditors;

•	reviewing with the independent auditors any audit problems or difficulties the independent auditor may have encountered in the course of its work, and management’s response;

•	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the U.S. securities laws;

•	reviewing and discussing the annual audited financial statements with management and the independent auditors;

•	reviewing and discussing with management and the independent auditors major issues regarding accounting principles and financial statement presentations;

•	reviewing reports prepared by management or the independent auditors relating to significant financial reporting issues and judgments made in connection with the preparation of our financial statements;

•	reviewing with management and the independent auditors the effect of regulatory and accounting initiatives, as well as off- balance sheet structures, on our financial statements;

•	discussing policies with respect to risk assessment and risk management;

•	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;

•	obtaining and timely reviewing reports from the independent auditor regarding all critical accounting policies and practices to be used by our company, all alternative treatments of financial information within U.S. GAAP that have been discussed with management, and all other material written communications between the independent auditor and management;

•	establishing procedures for the receipt, retention and treatment of complaints received from our employees regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;

•	reviewing and reassessing the adequacy of our audit committee charter at least annually and recommending any changes to our board of directors;

•	meeting separately and periodically with management, the internal auditors and the independent auditors;

•	reporting regularly to the full board of directors; and

•	exercising such other powers and performing such other duties as may from time to time be delegated to the audit committee by our board of directors.

Compensation Committee

Our compensation committee consists of David Naphtali, William Liang and David Leung. David Naphtali is the chairman of our compensation committee. Each of the members of our compensation committee satisfies the “independence” requirements of the NYSE Rules.

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

Corporate Governance and Nominating Committee

Our corporate governance and nominating committee consists of Mr. David Leung, Mr. David Naphtali and Mr. Will Liang. Mr. David Leung is the chairman of this committee. Of the members of our corporate governance and nominating committee, all of the three members satisfy the “independence” requirements of the NYSE Rules.

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

Corporate Governance

Our board of directors has adopted a code of ethics, which is applicable to our senior executive and financial officers. In addition, our board of directors has adopted a code of conduct, which is applicable to all of our directors, officers and employees. Our code of ethics and our code of conduct are publicly available on our website at www.acorninternationalir.com.

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

Summary of Corporate Governance Differences

As a foreign private issuer with shares listed on the NYSE, we are required by Section 303A.11 of the NYSE’s Listed Company Manual to disclose any significant ways in which our corporate governance practices differ from those followed by U.S. domestic companies under NYSE listing standards. A summary of the differences between our current corporate governance practices and the NYSE corporate governance requirements applicable to domestic U.S. companies can be found on our website at www.acorninternationalir.com. Please refer to Item 16.G., “Corporate Governance” for further details.

D.  Employees

We have been focusing on enhancing the efficiency and per person productivity of our call center by (i) optimizing the call center to supervisor ratio, and (ii) identifying and retaining highly effective call center salespersons. Meanwhile, we continuously adapt our employee numbers to fit for the changing business scope and scale in all supporting function departments. As of December 31, 2013, 2014 and 2015, we had 1,763, 894 and 305 employees, respectively. The most labor intensive area of operation is our call center operations, which employed approximately 30.2% of our total employees at the end of 2015. The salary for call center employees includes a base salary plus a variable amount based on an incentive bonus structure.

The following table sets forth the number of our employees categorized by our areas of operation and as a percentage of our total workforce as of December 31, 2015:

	Number of	Percentage
Operations	employees	of total
Call center	92	30.2%
Distribution management	18	5.9%
Manufacturing	19	6.2%
Management and administration	74	24.3%
Product development	16	5.2%
Customer service	23	7.5%
Sales and marketing (including media planning)	63	20.7%
Total	305	100.0%

From time to time, we also employ part-time employees and independent contractors to support the monitoring and analysis of our TV direct sales program broadcasting timing and quality.

Although we undertake a rigorous selection process for our call center employees, the turnover rate for our call center employees located in our Wuxi call center was approximately 160% in 2013 and 161% in 2014 and 181% in 2015, respectively, reflecting both voluntary terminations and termination of employees failing to meet our performance standards.

E.  Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of April 30, 2016:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our ordinary shares.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. The percentage of beneficial ownership is based on 79,308,343 ordinary shares outstanding as of April 30, 2016, taking into consideration options, SARs and restricted stock units exercisable by such person within 60 days of April 30, 2016.

	Shares beneficially owned as
	of April 30, 2016
Name	Number	Percent
Directors and Executive Officers
Robert W. Roche(1)	38,257,935	48.24
William Liang	—	—
Cosimo Borrelli	—	—
David Leung	—	—
David Naphtali	—	—
Jacob Fisch(2)	2,800,000	3.53
Geoffrey Weiji Gao	—	—
Jan Jie Lu.	—	—
Principal Shareholders
SB Asia Investment Fund II L.P.(3)	22,097,070	27.86
Bireme Limited(4)	20,000,010	25.22
Acorn Composite Corporation(5)	13,054,416	16.46

(1)	Includes (i) 1,846,291 ordinary shares held by The Grand Crossing Trust, which is an irrevocable trust for the benefit of Mr. Robert W. Roche’s children, (ii) 12,052,976 ordinary shares and 50,072 ADSs held by Acorn Composite Corporation, which is a company owned by Mr. Robert W. Roche, (iii) 42,231 ADSs held by Robert W. Roche 2009 Declaration of Trust, which is a trust for the benefit of Mr. Robert W. Roche, (iv) 87,588 ADSs held by Moore Bay Trust, which is a charitable trust with Mr. Robert W. Roche’s children being the beneficiaries of the remainder, (v) 83,792 ADSs held by the Felicitas Trust, which is an irrevocable trust for the benefit of Mr. Robert W. Roche’s children, (vi) 87.7% of 129,770 Ordinary Shares and 993,512 ADSs held by Bireme Limited, i.e., 113,808 ordinary shares and 871,310 ADSs, and (vii) 77,250 ADS held by Catalonia Holdings, Ltd. The voting agreement among Mr. James Yujun Hu, The Grand Crossing Trust and Acorn Composite Corporation dated July 6, 2006 has been revoked by Mr. Robert W. Roche in November 2008.

(2)	Includes 2,800,000 ordinary shares upon exercise of Restricted Shares currently exercisable or vested within 60 days after April 30, 2016.

(3)	Includes 1,505,100 ordinary shares in the form of 75,255 ADSs. Mr. Andrew Y. Yan is the sole shareholder of SAIF II GP Capital Ltd., the sole general partner of SAIF Partners II L.P., which is the sole general partner of SAIF II GP L.P., which is in turn the sole general partner of SB Asia Investment Fund II L.P., our shareholder. The voting agreement among Mr. James Yujun Hu and SB Asia Investment Fund II L.P. dated March 30, 2007 has been revoked by SB Asia Investment Fund II L.P. in November 2008.

(4)	Includes 129,770 ordinary shares and 993,512 ADSs. Bireme Limited, a company incorporated in Cayman Islands, is owned by Ms. Hattori-Roche, the wife of Mr. Robert W. Roche, as to 87.7% of the company’s outstanding shares and Mr. Don Dongjie Yang as to 12.3% of the company’s outstanding shares.

(5)	Includes 12,052,976 ordinary shares and 50,072 ADSs. Acorn Composite Corporation, a company incorporated in the States of Nevada, is owned by Mr. Robert W. Roche.

None of our existing shareholders has voting rights that differ from the voting rights of other shareholders. According to our register of members for our ordinary shares, there are 82 record holders among our ordinary shareholders in the United States. Citibank, N.A. has advised us that, as of April 30, 2016, 2,383,224 ADSs, representing 47,664,480 underlying ordinary shares, were held of record by China DRTV, Inc. and two other registered shareholders domiciled in the United States. We have no further information as to ADSs held, or beneficially owned, by U.S. persons. To our knowledge, we are not owned or controlled, directly or indirectly, by another corporation, by any foreign government or by any other natural or legal persons, severally or jointly. We are not aware of any arrangement which may at a later date result in a change of control of our company.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.  Major Shareholders

Please refer to Item 6.E, “Directors, Senior Management and Employees—Share Ownership”.

B.  Related Party Transactions

Contractual Agreements with Affiliated Entities and their Shareholders

Historically, PRC law has restricted, and continues to restrict to a certain extent, foreign equity ownership of companies that are engaged in direct sales and internet businesses. To comply with these restrictions, we operate our direct sales and internet interactive service businesses in China through a series of contractual arrangements with Shanghai Network, Beijing Acorn, Beijing HJX Technology, Shanghai HJX Electronic and their shareholders, Mr. Song, and Mr. Pan . See Item 4.C, “Information on the Company— Organizational Structure”.

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

The exclusive partnership agreement was approved by our audit committee. As of the date of this Form 20-F, we had identified six products through OLMI. In 2015, we had no transactions with OLMI and therefore no service fee and royalty fees or royalties were paid to OLMI.

Collaboration with CBG

China Branding Group, a related party of us, has special channel and resource to approach American celebrities or producers of Hollywood movies, TV shows and programs (the “Shows”). Historically, we have cooperated with CBG to source and position certain American celebrities or producers of the Shows to seek business opportunities in China especially in connection with celebrity-branded products. In the past, the typical cooperation model was that CBG approached and obtained the consent or authorization of celebrities or producers of the Shows selected by us, and then assigned the whole or part of the rights to us. Our agreements with CBG related to celebrity-branded products and programs with CBG expired during the second half of 2014 and, in connection with the shareholder dispute between Mr. Yang and Mr. Roche which began in mid-2014, we suspended all collaboration with CBG in October 2014. In 2015, we reached a settlement agreement with CBG, pursuant to which we paid RMB1.3 million to settle the outstanding payables due to CBG and resumed our business collaboration with CBG. On September 18, 2015, CBG and us entered into a cooperation agreement, pursuant to which CBG shall promote our products and services through its platform and we shall pay CBG in accordance with a revenues-sharing arrangement.

Office Lease to CBG

In connection with our efforts to reduce costs, we leased out our principal executive offices in Shanghai to CBG as its business office from November 13, 2013 at a monthly rent of RMB60,000 and provided administrative and human resources services to CBG at a monthly rate of RMB30,000. We also provided legal and financial service to CBG on an hourly rate basis. We terminated the lease agreement in September 2014.

Exclusive Distribution Agreement with JG Fashion Group LLC

We entered into an exclusive distribution and license agreement on March 14, 2014 with JG Fashion Group LLC, or JG Fashion, a New York-based fashion design company founded by Jay Godfrey, a New York fashion designer. Mr. Roche holds approximately 20% equity interest in JG Fashion Group LLC. The agreement has an initial term of three years and can be renewed for successive three years thereafter. Pursuant to the Agreement, we are:

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

The exclusive distribution agreement was approved by our audit committee. We sold JG branded products through physical store in Shanghai Reel Shopping Mall and on-line internet stores. We suspended purchases of JG products on or about October 2014 and closed the physical store in Shanghai Reel Shopping Mall at the end of March 2015 but resumed our cooperation with JG Fashion in 2015. In 2014 and 2015, we purchased fashion accessories from JG Fashion and paid $0.3 million and $0.2 million, respectively.

Software License and Service Trial Agreement with Dreamstart (Hong Kong) Ltd.

Dreamstart (Hong Kong) Ltd., or Dreamstart, is a company which provides one-stop solutions for telemarketing businesses through a proprietary software designed to increase the efficiency and capability of call centers. Mr. Roche currently owns approximately 20% shares in Dreamstart. In 2014, we paid approximately US$1.2 million to Dreamstart as a setup fee and trial fee for the dialing software and call center management system. Pursuant to the terms of the proposed agreement, if the software licensed by Dreamstart fails to achieve certain key performance indicators, all the monthly fees would be refunded to us. If the trial result was satisfactory to us, we had the option to enter into a definitive agreement with Dreamstart with terms and conditions not less favorable to us than those provided in the trial agreement. We terminated all business relations with Dreamstart in October 2014, and, that same month, we received a letter from Dreamstart demanding certain fees relating to our use of Dreamstart’s dialing software and call center management system following the trail period. In 2015, due to the settlement of the shareholder dispute, by approval of the board of directors on June 9, 2015, the management reconsidered the cooperation with Dreamstart and determined to pay US$1.6 million as the service fees for use of the call center management system developed by Dreamstart. On July 6, 2015, we entered into a settlement agreement with Dreamstart and reduced the settlement fees to US$1 million. See Item 8.A, “Financial Information—Consolidated statements and other financial information—Legal Proceedings”.

In 2015, we decided to continue our business with Dreamstart and re-negotiated the licensing arrangement for our use of the its software for the call center. On September 15, 2015, we entered into a master agreement with Dreamstart and its affiliate, pursuant to which, Dreamstart granted a non-exclusive, non-transferable and non-assignable license of the software of Leverage Point System to us, and we shall pay a minimum monthly fee of US$50,000 and a variable fee of US$250 to Dreamstart and its affiliate during the term of the agreement. On September 9, 2015, we entered another software system development agreement with Dreamstart and its affiliate to customize the Leverage Point System pursuant to section 4.1 and section 8.E of the Master Agreement, pursuant to which Dreamstart shall explore and development the customized system for us and we shall pay Dreamstart an aggregate fee of RMB164,441.86. In 2015, we paid US$1.6 million to Dreamstart for the use of its call center management system.

Convertible Borrowing with Ryecor China Investment Limited

Ryecor China Investment Limited, or Ryecor, a company wholly owned by Mr. Robert W. Roche, entered into an loan agreement with Shanghai E-surer Financial Services Co., Ltd., or E-surer on October 2014, pursuant to which Ryecor lent E-surer RMB 20,000,000 with a 6% annual interest rate and maturity of August 22, 2018. Under the loan agreement, interest is due at maturity and Ryecor may lend an additional RMB20.0 million at any time prior to the maturity date. All or part of outstanding principle and interest may be converted into E-surer equity based on an agreed formula. The loan was secured by the 51% of E-surer’s equity interest in its wholly-owned subsidiary. The total amount lent to E-surer by Mr. Roche and Acorn Composite Corporation, Inc. (wholly owned by Mr. Roche) under the loan agreement was $3,024,993. In September 2015, Ryecor and Acorn Composite assigned to us all rights and all obligations under the loan agreement at par, and the E-Surer loan was personally guaranteed by Mr. Roche. In exchange, we paid $1,154,386 to Ryecor and $1,870,547 to Acorn Composite.

Consultancy Agreement with Lu&co

Lu&co Consultancy Co., Ltd., or Lu&co, a company wholly owned by Ms. Jan Jie Lu, our Vice President of Business Operation, entered into a consultancy agreement with Shanghai Network on September 1, 2015 before Ms. Lu joined us. Pursuant to this consultancy agreement, Lu&co shall provide consultancy services to Shanghai Network, and Shanghai Network shall pay Lu&co the consultancy fees of RMB15,000 per month for a term of 12 months. The consultancy agreement shall automatically be extended for another 12 months unless rejection otherwise by any party in written notice.

Minority Investment in Related Company

As of the date of this annual report, we hold a 8.7% equity interests in China Branding Group, or CBG, a foreign company incorporated in Cayman Islands, acquired for cash consideration of $1.3 million. Mr. Robert W. Roche, our co-founder and a member of our board of directors, individually holds 7.6% equity interests in CBG and holds one out of five board seats on the board of directors of CBG. In addition, Mr. Jacob A. Fisch, our president, is also a director of CBG and holds certain debt of CBG. As both of Mr. Roche and Mr. Fisch could exercise significant influence over financial and operating decision-making of CBG and Mr. Roche is also a principal shareholder, CBG is considered as a related party to us. The transaction had been approved by our board of directors.

Employment Agreements

See Item 6.B, “Directors, Senior Management and Employee—Compensation—Employment Agreements”.

Share Options

See Item 6.B, “Directors, Senior Management and Employee—Compensation—Equity Incentive Plans”.

Shareholder Dispute

Our co-founders, Mr. Robert W. Roche and Mr. Don Dongjie Yang, as well as various other shareholders who are aligned with them, have been involved in an ongoing dispute with each other for the control of our strategic direction and our board of directors. This shareholder dispute resulted in various proceedings being brought before the Cayman Islands Court during the fourth quarter of 2014 seeking a winding up order in respect of our Company or, in the alternative, various other remedies. In March 2015 the Cayman Islands court issued a final order related to the shareholder dispute and on May 4, 2015 we convened the EGM required to be called by the court’s final order that resulted in changes to our board members and our management. Please refer to the sections headed “Transitional Service Arrangement with Mr. Dongjie Yang” and “Reimbursement to Mr. Robert W. Roche” for the details of the arrangements entered into by the parties.

In connection with the settlement, our board formed a committee comprised of directors who our board determined were independent, namely Mr. William Liang, Mr. Cosimo Borrelli and Mr. David Leung, to evaluate and consider any actions to be taken our company in connection the settlement and the terms thereof as they may apply to our company (including potential conditions to any company action, the consideration to be received by our company and measures designed to protect the interests of our company and its other shareholders.

Transitional Service Arrangement with Mr. Dongjie Yang

On May 27, 2015, to solve the dispute among certain of our shareholders and to secure the commercial and business interests of our Company, Mr. Don Dongjie Yang, D. Y. Capital Inc., or the DYCI, and us reached a Transitional Service and Separation Agreement, or the TSSA, for various arrangements in connection with the removal and resignation of Mr. Yang. Pursuant to the TSSA, the parties agreed to the following: (i) Mr. Yang and DYCI shall not challenge the validity of  the judgment of the Grand Court of the Cayman Island relating to Cause No.: FSD 109 of 2014 (AJJ) dated March 6, 2015 and our extraordinary general meeting convened on May 4, 2015; (ii) Mr. Yang shall resign from all of his current positions with us by execution of an agreed resignation form, and shall provide transitional services to our Board during transitional period for an aggregate severance fees of $750,000,which shall be paid in two installments provided certain milestones are achieved; (iii) Mr. Yang shall transfer of the interests of the VIEs by execution of an agreed form of VIE Transfer Agreement, and take actions to ensure the transfer is completed before certain deadlines; (iv) Mr. Yang and DYCI shall transfer 6,518,656 ordinary shares held by DYCI to us by execution of a share transfer form at an aggregate consideration of $1.00; (v) all vested or unvested options, stock appreciation rights and other awards held by Mr. Yang shall be expired on May 27, 2015; and (vi) each of Mr. Yang, CYCI and us agreed to irrevocably waive, release and discharge the other parties from any action and claim from the date of the agreement, and certain other arrangement.

As of the date of this annual report, the second installment under the TSSA in the amount of $375,000 has not been made by us as (i) the license entitled "Medical Equipment Operation" in connection with Acorn Trade (Shanghai) Co., Ltd.; and (ii) the license entitled "Medical Equipment Operation Record" in connection with Shanghai Acorn Network Technology Development Co., Ltd. have not yet been transferred to us. The parties are still in discussion as to whether and when the transfers will be completed and the second installment be made. On April 8, 2016, we made an offer to Mr. Yang to split the second installment payment into the following: (i) $225,000 to be paid within 14 days after Mr. Yang’s acceptance of the offer; (ii) $100,000 to be paid on or before December 31, 2016 in consideration for Mr. Yang’s continuing to support us for the smooth transfer and provide all transitional services as we consider necessary; and (iii) $50,000 to be paid upon the Transition Completion Date as defined in the TSSA. We are currently waiting for Mr. Yang to respond to our offer.

Reimbursement of Mr. Robert W. Roche

In 2015, our board approved the settlement with Mr. Roche and in January 2016, we reached a settlement agreement with Mr. Robert W. Roche and Acorn Composite Corporation, Inc., or the ACCI, a company wholly owned by Mr. Roche, for the purpose of settling (i) various amounts incurred by ACCI and/or its associated companies on behalf of and for the benefit of securing the commercial and business interests of our Company; and (ii) Mr. Roche’s employment related damages and certain legal fees incurred in connection with such damages. Pursuant to the settlement agreement, we agreed to reimburse Mr. Roche approximately $0.9 million in total for various costs incurred by Mr. Roche and ACCI and for the employment-related damages and legal fees incurred by Mr. Roche from August 2014 to April 2015. In addition, each of Mr. Roche (together with ACCI) and us agreed to irrevocably discharge and release each other from all actions that may result from the shareholder dispute. The settlement agreement was discussed and approve by the board of directors.

C.  Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.  Consolidated statements and other financial information.

We have appended consolidated financial statements filed as part of this annual report. See Item 18, “Financial Statements”

Legal Proceedings

We may from time to time become a party to various general legal or administrative proceedings arising in the ordinary course of our business.

In April 2013, Beijing Ren’ai filed a suit in Shijiazhuang Intermediate People’s Court against Shanghai HJX and Beiguo Department Store Co., Ltd., or Beiguo, for the infringement over its copyrights, alleging that Shanghai HJX and Beiguo should stop infringing the copyrights, Shanghai HJX should apologize publicly, and the defendants should compensate for an aggregate loss of RMB500,000, as well as reasonable expenses of RMB2,358. Shijiazhuang Intermediate People’s Court held two hearings, on July 26 and September 16, 2013, and has not granted the judgment. On November 6, 2015, we received the verdict from the court requiring Beiguo to stop infringing the copyrights and ordering Beiguo to pay the plaintiff Beijing Ren’ai RMB 30,000 as compensation. Beijing Ren’ai then appealed on 19 November 2015. The court held the trial of second instance on April 7, 2016 and confirmed the original judgment on April 13, 2016.

In July 2013, Shanghai Huaxin Construction (Group) Co., Ltd, or Shanghai Huaxin, filed a suit in Shanghai Qingpu District People’s Court, alleging that Shanghai HJX should pay to it a sum of RMB2,668,868.15, together with the interest accrued, for the contract price for a building constructed for Shanghai HJX (a warehouse project in Qingpu district). In October 2013, Shanghai HJX brought a counter suit against Shanghai Huaxin in the same court, claiming that Shanghai Huaxin should be responsible for the repair cost and expense of the aforesaid buildings, as well as relevant additional expenses which would be determined by an appraiser. The court accepted both cases and appointed an appraiser. However, due to the personnel change of the appointed appraising company, the process of cases was suspended. To avoid further delay, both parties chose to withdraw their suits respectively and then filed the same suits again in September 2014. The court held a hearing on November 5, 2014 to deal with both cases and appointed a new appraiser. On January 25, 2016 Shanghai Huaxin Construction (Group) Co., Ltd filed the suit in Shanghai Qingpu District People’s Court again, alleging that Shanghai HJX should pay the remaining RMB1,868,868 together with the interest of RMB313,969.8. The new litigation case was held open for hearing on March 18, 2016 and the court is currently in the process of selection of a professional authenticate organization to determine whether Shanghai HJX Digital contributed to the project quality. In May 2014, Meijian Construction (China) Co., Ltd, one of the subcontractors of the Shanghai HJX warehouse in Qingpu district, filed a lawsuit in Shanghai Changning District People’s Court against Shanghai Huaxin Construction (Group) Co., Ltd (the general contractor) and Shanghai HJX, alleging that the defendants should pay a sum of RMB1,040,473.8, together with interest accrued to it, for the contract price for the building constructed for Shanghai HJX. Shanghai HJX filed a written application of suspending to the court to suspend the case claiming that the judgment of this litigation depends on another pending case between Huaxin Construction and Shanghai HJX, and asked the Court to suspend the case. The court held a hearing on June 10, 2014. Meijian withdrew the suit and then re-filed the same suit in May 2015. On November 18, 2015, we received the judgment from the court stating that Shanghai HJX should pay the plaintiff RMB544,030.85 of warranty, and we have made the payment to the plaintiff pursuant to the judgment on December 25, 2015.

In October 2014, Beian Industrial Co., Ltd, another subcontractor of the Shanghai HJX warehouse in Qingpu district, filed a lawsuit in Shanghai Xuhui District People’s Court against Shanghai HJX, alleging that Shanghai HJX should pay a sum of RMB 240,871.3, together with interest of RMB32,000 accrued to it for the contract price for the fire control system constructed for Shanghai HJX. Shanghai HJX filed a written application of suspending to the court claiming that the judgment of this litigation depends on another pending case between Huaxin Construction and Shanghai HJX, and asked the Court to suspend the case. The court held a hearing on December 1,2014 and ruled in favor of Beian on December 30, 2014. Shanghai HJX appealed to the higher court. The higher court held a hearing on March 11, 2015 and affirmed the original judgment. Shanghai HJX has made the payment to the plaintiff pursuant to the judgment.

In September 2015, Beijing Mai-La-Ke Technology Center (Mai-La-Ke), the previous holder of the trademark of our Oxygen-generating devices, filed a suitcase in the Haidian People’s Court in Beijing against Beijing Acorn Trade Co., Ltd and Beijing Acorn Younglide Science and Technology Co.,Ltd (the two defendants) alleging that the two defendants should provide relevant figures of selling our Oxygen-generating devices since November 2000 to November 2005 in order for them to claim for 50% of the net profit for the period based on a previous agreement signed with the two defendants. This case was open to hearing in Beijing on October 12, 2015, but no ultimate verdict was rendered as we challenged the authenticity of the agreement. We are still waiting for the opening of the second instance. This possibility to lose this case is evaluated as low-risk by the lawyer on our side. However, if the court determines the agreement to be valid, we (the two defendants) may be obligated to pay Mai-La-Ke a large sum of compensation.

In December 2015 Shanghai HJX Digital Technology Co., Ltd filed a lawsuit in Shenzhen Nanshan District People’s Court in Guangdong Province against Jinhongrun Technology Co., Ltd in Shenzhen, or Jinhongrun, alleging that Jinhongrun has infringed upon our HJX registered trademark. We required the defendant to stop its infringing activities, including the advertising, manufacturing and the sale of any early-educating computer or any similar products, make public announcement through newspaper to eliminate negative effects, and pay RMB500,000 as indemnification. Shenzhen Nanshan District People’s Court held a hearing on March 10, 2016. On April 19, 2016, both parties reached a settlement, pursuant to which Jinhongrun shall pay Shanghai HJX Digital RMB74,500 to settle the case.

At early 2016, Acorn Information Technology (Shanghai) Co., Ltd filed a lawsuit at the People’s Court of Pudong District of Shanghai against Jinqiu Fitness Facility Co., Ltd in Yong Kang city alleging that the defendant should stop infringing our registered trademark for our Babaka posture correction products and advertising online with relevant characters. Besides, we also alleged the defendant to pay us the indemnification of RMB 1,000,000. The People’s Court of Pudong District of Shanghai accepted the suit in January 2016 and planned to open for hearing on February 25, 2016. But the hearing was cancelled later due to the time adjustment made by the court. The date for the next hearing scheduled by the court is May 9, 2016.

In May 2015 Shanghai HJX Digital Technology Co., Ltd filed a suit against one of our provincial dealer Shenyang Huanxu Trade Co., Ltd, or Huanxu, which owed us payment for goods amounted at RMB 1,126,304 with the interest accrued at RMB 45,052.16. However, we reached an agreement with Huanxu before the hearing to be held by the Shanghai Qingpu District People’s Court that the defendant will pay the money. And Huanxu then paid us RMB500,000 in September 2015, and RMB471,068 in October with the inventory goods offsetting the RMB 6,380. Shanghai HJX has withdrew the action.

In March 2016, Shanghai Acorn Advertising Broadcasting Co., Ltd. filed a law suit against four advertisement companies registered in Beijing, Xi’an and Shanghai, respectively, requesting the defendants to repay deposits and advertising fees totaling RMB10,226,490.06 previously paid by us. We also claims that the defendants should be responsible for paying damages of RMB 2,157,442 in aggregate as well as attorney fees and other relevant expenses. The court has accepted our application to freeze the defendants’ assets on March 14, 2016, and we are stilling waiting for the court to determine a hearing date. The People’s Court of Pudong District of Shanghai has accepted the case and we are waiting for the court to determine a hearing date.

In March 2016, AiYing (Shanghai) Business Trade Co., Ltd., or AiYing, filed a lawsuit in the Shanghai Putuo District People’s Court against Shanghai HJX Digital, alleging that Shanghai HJX Digital has infringed upon its copyright. AiYing claims that Shanghai HJX Digital should pay to it a sum of RMB540,000 together with the accrued interest, equal to RMB248,400. On March 17, 2016, both parties reached a settlement, pursuant to which Shanghai HJX Digital has paid RMB700,000 to settle the case.

In March 2016, Acorn Trade filed a lawsuit in Shanghai Xuhui District People’s Court against Henan Feifan Electronic Technology Co., Ltd., Mr. Li Dengke and Mr. Nie Yafei to claim for payment for goods, in a sum of RMB2,319,790, together with the interest of RMB92,791.6 accrued to it and all relevant attorney fees and costs of preservation. The court has accepted our case and ordered to freeze the defendant’s assets. The first hearing is scheduled on May 18, 2016.

We have in the past been, currently are, and in the future may again be, the subject of claims for contractual disputes, intellectual property right infringement or other claims during our course of business.

In October 2014, Beian Industrial Co., Ltd, another subcontractors of Shanghai HJX warehouse in Qingpu district, filed a suit in Shanghai Xuhui District People’s Court against Shanghai HJX, alleging that Shanghai HJX should pay a sum of RMB 240,871.3, together with interest of RMB32,000 accrued to it for the contract price for the fire control system constructed for Shanghai HJX. Shanghai HJX filed a written application of suspending to the court claiming that the judgment of this litigation depends on another pending case between Huaxin Construction and Shanghai HJX, and ask the Court to suspend the case. The court held a hearing on December 1,2014 and ruled in favor of Beian on December 30, 2014. Shanghai HJX has appealed to the higher court. The higher court held a hearing on March 11, 2015 but has not granted the judgment as of the date of this annual report.

In October 2014, Mr. Jing Zhu filed a labor arbitration against Acorn Trade with Shanghai Arbitration Committee. Ms. Zhu alleged her labor contract was illegally terminated and requested for salary damages and reimbursement in a total amount of RMB132,016. Shanghai Arbitration Committee awarded Ms. Zhu RMB59,303.We refused to accept the arbitration award as final and then submitted the case to Shanghai Qingpu District People’s Court. The court held a hearing on March 31, 2015 but we subsequently reached a an agreement with Ms. Zhu and settled the case.

In October 2014, we received a demand letter from Dreamstart (Hong Kong) Ltd., or Dreamstart, a company providing one-stop solutions for telemarketing businesses which is currently approximately 20% owned by our Mr. Robert W. Roche, our co-founder and a member of our board of directors, alleging that during Mr. Robert W. Roche’s tenure as President/Chief Executive Officer of our company, he agreed to the terms of certain equipment purchase agreement with Dreamstart and its affiliates pursuant to which we had allegedly agreed to use certain solutions/software developed by Dreamstart. Dreamstart claimed in the demand letter that our Company owes Dreamstart a service fee of $1.4 million for our use of such solutions/software following the expiration of an initial trial period. In 2015, by approval of the board of directors on June 9, 2015, we decided to settle with Dreamstart and agreed to pay settlement fee of US$1.6 million. On July 6, 2015, we negotiated down the settlement fees to US$1 million and entered into a settlement agreement with Dreamstart.

In 2015, three of our former employees Mr. Xiuming Chen, Mr. Liang Wang and Mr. Di Wu filed labor arbitrations against Shanghai HJX Electronic with Beijing Arbitration Committee, respectively. Xiuming Chen alleged that Shanghai HJX Electronic did not grant any bonus and annul leave as agreed in his labor contract; and he had right to terminate the labor contract and requested for damages and reimbursement in a total amount of RMB100,812. Shanghai Arbitration Committee rejected Mr. Chen’s allegations and no arbitration award is granted. Liang Wang also alleged that Shanghai HJX Electronic did not grant any bonus and annul leave as agreed in his labor contract, his labor contract was illegally terminated and requested for damages and reimbursement in a total amount of RMB65,406. Shanghai Arbitration Committee rejected Mr. Wang’s allegations and no arbitration award is granted. Di Wu alleged that Shanghai HJX Electronic did not grant any bonus and annul leave as agreed in his labor contract; and he had right to terminate the labor contract and requested for damages and reimbursement in a total amount of RMB135,830. Shanghai Arbitration Committee rejected Mr. Wu’s allegations and no arbitration award is granted. As of the date of this annual report, no challenge to above arbitration awards were raised by these employees.

Dividend Policy

We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. In 2013, 2014 and 2015, we did not declare any dividends.

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

On March 19, 2015, the NYSE notified us that the closing price of our ADSs for the consecutive 30 trading-day period ended on March 13, 2015 was $0.99 and therefore below the NYSE’s continued listing standard relating to minimum average closing share price. Subsequent increases in the closing prices of our ADSs allowed us to regain compliance with the minimum share price rule by April 2015 but on September 15, 2015, the NYSE again notified us that we were below the NYSE’s continued listing criteria because the average per share closing price of our ADS for the consecutive 30 trading-day period ended on September 11, 2015 has fallen below $1.00.

On November 19, 2015, we announced the ratio change the of our ADSs to ordinary shares, par value $0.01 per share from 1:3 to 1:20. The effective date of such ratio change was November 30, 2015. On January 5, 2016, the NYSE notified us that we had regained compliance with the NYSE’s minimum share price standard and continuing listing standards by virtue of the fact that the average closing price of the ADSs for the 30-trading days ended December 31, 2015 was above US$1.00.

The following table sets forth the high and low daily closing trading prices of our ADSs on the New York Stock Exchange for the periods indicated as adjusted to reflect our ADS ratio change:

	Price per ADS (US$)
	High	Low
Annual:
2011	5.85	3.52
2012	4.54	2.21
2013	2.97	1.42
2014	2.81	1.32
2015	19.20	2.47
Quarterly:
Fourth Quarter, 2014	2.81	1.53
First Quarter, 2015	1.59	0.53
Second Quarter, 2015	13.39	5.08
Third Quarter, 2015	10.16	4.26
Fourth Quarter, 2015	19.20	2.47
First Quarter, 2016	8.35	4.01
Monthly
November 2015	4.53	2.47
December 2015	19.20	5.44
January 2016	8.35	4.01
February 2016	7.57	5.54
March 2016	5.92	4.10
April 2016	5.73	4.11
May 2016 (through May 13, 2016)	5.07	5.07

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

At an extraordinary general meeting of our shareholders held on May 4, 2015, our shareholders approved, among other things, the amendments to our Amended and Restated Articles of Association to permit the requisition of general meetings by shareholders holding not less than thirty percent of our issued and outstanding shares. In addition, at our annual general meeting held on November 17, 2015, 70.82% of our shareholders voted in favor of the proposal in connection with the adoption of the amendments to our Amended and Restated Articles of Association regarding board declassification.

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

The Operating Rules for Foreign Exchange Issues with Regard to Direct Investment under Capital Account, or the Operating Rules, an appendix to the Notice on Further Improving and Adjusting Foreign Exchange Administration Policies on Direct Investment promulgated by SAFE on November 19, 2012 provides in detail the procedures, required documents and review standard of foreign exchange registration regarding financing and round-trip investment by domestic residents through offshore special- purpose companies.

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

Under these regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, a foreign-invested enterprise in China is required to set aside at least a certain percentage of its after-tax profit based on PRC accounting standards each year to its general reserves. These reserves are not distributable as cash dividends. The board of directors of a foreign-invested enterprise has the discretion to allocate a portion of its after-tax profits to employee welfare and bonus funds. These funds, however, may not be distributed to equity owners except in the event of liquidation. In 2015, Acorn Information distributed cash dividends of RMB40 million to China DRTV.

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

We believe we were classified as a PFIC for U.S. federal income tax purposes in the taxable year ended December 31, 2015. Although we intend to conduct our business activities in a manner to reduce the risk of our classification as a PFIC in the future, we currently hold, and expect to continue to hold, a substantial amount of cash and other passive assets, and, because the value of our assets is likely to be determined in large part by reference to the market prices of our ADSs and ordinary shares, which are likely to fluctuate, there can be no assurance that we will not continue to be classified as a PFIC for 2015 or any future taxable year.

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

You would generally be able to avoid the “excess distribution” rules described above by making a timely so-called “mark-to- market” election with respect to your ADSs provided our ADSs are “marketable”. Our ADSs will be “marketable” as long as they remain regularly traded on a national securities exchange, such as the New York Stock Exchange. If you made a mark-to-market election in a timely fashion, you would generally recognize as ordinary income or ordinary loss the difference between the fair market value of your ADSs on the first day of any taxable year and their value on the last day of that taxable year. Any ordinary income resulting from this election would generally be taxed at ordinary income rates and would not be eligible for the reduced rate of tax applicable to qualified dividend income. Any ordinary losses would be limited to the extent of the net amount of previously included income as a result of the mark-to-market election, if any. Your basis in the ADSs would be adjusted to reflect any such income or loss. You should consult your own tax advisor regarding potential advantages and disadvantages to you of making a “mark-to- market” election with respect to your ADSs. The mark-to-market election will not be available for any lower tier PFIC that is deemed owned pursuant to the attribution rules discussed above.

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

Since we believe we were classified as a PFIC for the 2015 taxable year, we may arrange to provide a PFIC annual information statement (including information for lower tier PFICs) to U.S. Holders upon their request. We may post this 2015 statement on our corporate website in the “Investor Relations” section. Information contained on our website does not constitute a part of this annual report. If not posted on our corporate website, you would have to contact us to make a request. If you decide to make a QEF election, it must be made on or before the due date for filing your U.S. federal income tax return (including extensions) for the 2015 taxable year or the first year to which the QEF election will apply.

You are urged to consult your own tax advisor concerning the making of such a QEF election and in particular with regard to the application of the “excess distribution” rules to you on any gain realized on the disposition or deemed disposition of your ADSs or ordinary shares, regardless of whether we continue to be a PFIC in the year in which you receive an “excess distribution” or dispose of or are deemed to dispose of your ADSs or ordinary shares should you not make the QEF election with respect to the 2015 taxable year.

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

We are subject to the informational requirements of the Exchange Act and file reports and other information with the Securities and Exchange Commission. Reports and other information which we filed with the Securities and Exchange Commission, including this annual report on Form 20-F, may be inspected and copied at the public reference room of the Securities and Exchange Commission at 100 F Street, N.E., Washington D.C., 20549.

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

Interest Rate Risk

As of December 31, 2015, our did not have any outstanding borrowing balance. If we borrow money in future periods, we may be exposed to interest rate risk. We believe our exposure to interest rate risk and other relevant market risks is not material.

Inflation

Inflation in China has not materially impacted our results of operations in recent years. According to the National Bureau of Statistics of China, the change of consumer price index in China was 2.6% , 2.0% and 1.4% in 2013, 2014 and 2015, respectively.

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

From January 1, 2015 to March 31, 2016, we did not receive any reimbursement from the depositary.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

The rights of securities holders have not been materially modified.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of the end of the period covered by this annual report, Our management, with the participation of our chief executive officer and our principal financial and accounting officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) under the Exchange Act) at December 31, 2015. Based on that evaluation, our CEO and principal financial and accounting officer concluded that our disclosure controls and procedures were effective as of December 31, 2015.

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

Under the supervision and with the participation of our chief executive officer and chief financial officer, our management conducted an assessment of the effectiveness of internal control over financial reporting as of December 31, 2015 based on the criteria established in Internal Control — Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our management’s assessment, we concluded that our internal control over financial reporting was effective as of December 31, 2015.

Remediation and Changes in Internal Control over Financial Reporting

At December 31, 2014, we identified the following control deficiencies that constituted material weaknesses. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

•	The management was unable to properly complete and document its assessment of the effectiveness of our internal control over financial reporting;

•	There was an ongoing dispute between various shareholders for the control of our strategic direction and our board of directors and several personnel changes and membership changes in our board of directors.

In the fiscal year ended December 31, 2015 we have made the following enhancements to our internal controls over financial reporting:

•	We hired an internal audit manager during 2015, responsible for internal audit function and reporting to the board of directors;

•	We engaged a third-party firm (Grant Thornton) to review and evaluate existing control environment so as to allow the management to establish and evaluate the effectiveness of internal control over financial reporting;

•	In 2015, dispute between shareholders was finalized by Cayman Islands Court, and members of board of directors kept stable after the meeting of shareholders;

Based upon these actions taken and our testing and evaluation of the effectiveness of our internal controls, we have concluded the material weaknesses no longer existed as of December 31, 2015. We are committed to monitoring the effectiveness of these measures and making any changes that are necessary and appropriate in the future.

Other than as described above, there have not been any other changes in our internal control over financial reporting in the year ended December 31, 2015, which have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our audit committee is comprised of Mr. Cosimo Borrelli, Mr. William Liang and Mr. David Leung. Mr. Cosimo Borrelli is the chairman of our audit committee who is qualified as an “audit committee financial expert” as defined in Item 401(h) of Regulation S-K under the Securities Act. Each of these directors satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE and Rule 10A-3 under the Exchange Act.

ITEM 16B.	CODE OF ETHICS

Our board of directors has adopted a code of ethics, which is applicable to our senior executive and financial officers. In addition, our board of directors has adopted a code of conduct, which is applicable to all of our directors, officers and employees. Our code of ethics and our code of conduct are publicly available on our website at www.acorninternationalir.com, and each is filed as an exhibit to our registration statement on Form F-1 (No. 333-141860). We also will post any amendments to or waivers from a provision of our code of ethics for our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions on our website.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by specified category in connection with certain professional services rendered by Deloitte Touche Tohmatsu Certified Public Accountants LLP, our principal external auditors, for the periods indicated. We did not pay any other fees to our auditors during the periods indicated below.

	2014	2015
Audit fees(1)	$450,000	$565,000
Audit-related fees(2)	—	—
Tax fees(3)	78,000	—
All other fees

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our principal auditors for the assurance and related services. The audit fee for 2014 and 2015 mainly represents audit and review of financial statements.

(2)	Audit-related fees represent aggregate of fees billed for professional services rendered for the assurance and related services that are not reported under audit fees.

(3)	“Tax fees” includes fees billed for tax consultations.

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

On January 11, 2016, our Board of Directors adopted a share repurchase program under which we may, from time to time on the open market at prevailing market prices, in privately negotiated transactions and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations, repurchase up to US$2 million worth of our ADSs over the next 12 months. As of the date of this annual report, we had repurchased an aggregate of 1,140 ADSs, representing 22,800 ordinary shares, on the open market for total cash consideration of approximately $4,900. The repurchased ADSs are currently held by our subsidiary China DRTV as treasury stocks. Our Board of Directors will review the share repurchase program periodically, and may authorize adjustment of its terms and size.

The table below details our purchases of our own equity securities pursuant to our share repurchase program:

Period	Total number of ADSs/Ordinary Shares purchased	Average share price paid per ADS	Total purchase price paid
03/01/2016 – 03/31/2016	1,140 ADSs	$4.29	$4,886.11
Total	1,140 ADSs		$4,886.11

In addition, in connection with the dispute among certain of our shareholders and pursuant to the TSSA dated May 27, 2015, we repurchased a total of 6,518,656 ordinary shares held by D. Y. Capital Inc. at an aggregate consideration of $1.00. We have canceled the ordinary shares repurchased from D. Y. Capital.

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

As a foreign private issuer with shares listed on the NYSE, we are subject to corporate governance requirements imposed by the NYSE. Under Section 303A of the NYSE’s Listed Company Manual, NYSE listed non-US companies may, in general, follow their home country corporate governance practices in lieu of some of the NYSE corporate governance requirements. We are committed to a high standard of corporate governance. As such, we endeavor to comply with most of the NYSE corporate governance practices. However, the following are the ways in which our current corporate governance practices differ from NYSE corporate governance requirements since the laws of Cayman Islands do not require such compliance:

•	Our corporate governance and nominating committee of our board of directors is not comprised entirely of independent directors.

•	Our compensation committee of our board of directors is not comprised entirely of independent directors.

We may in the future determine to voluntarily comply with one or more of the foregoing provisions as required by NYSE’s Listed Company Manual.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report.

ITEM 19.	EXHIBITS

EXHIBITS INDEX

Exhibit
Number	Description
1.1*	Amended and Restated Memorandum and Articles of Association of Acorn International, Inc.

2.1**	Specimen American Depositary Receipt

2.2*	Specimen Certificate for Ordinary Shares

2.33**	Form of Deposit Agreement among Acorn International, Inc., Citibank, N.A., and holders and beneficial owners of American Depositary Shares issued thereunder

4.1*	2006 Equity Incentive Plan

4.2*	Forms of option grant agreements and form of SARs Award Agreement

4.3*	Form of Indemnification Agreement with the directors of Acorn International, Inc.

4.4*	Form of Employment Agreement of Acorn International, Inc.

4.5	Loan Agreement undated, by and among Acorn Trade (Shanghai) Co., Ltd., Kuan Song and Pan Zong

4.6	Exclusive Technical Service Agreement undated, by and between Acorn Trade (Shanghai) Co., Ltd. and Beijing HJX Technology Development Co., Ltd.

4.7	Operation and Management Agreement undated, by and among Acorn Trade (Shanghai) Co., Ltd., Beijing HJX Technology Development Co., Ltd., Kuan Song and Pan Zong

4.8	Equity Pledge Agreement undated, by and among Acorn Trade (Shanghai) Co., Ltd., Kuan Song and Pan Zong in connection with shares of Beijing HJX Technology Development Co., Ltd.

4.9	Exclusive Purchase Agreement undated, by and among Acorn Trade (Shanghai) Co., Ltd., Kuan Song, Pan Zong and Beijing HJX Technology Development Co., Ltd.

4.10	Power of Attorney undated, issued by Kuan Song and Pan Zong in favor of a designee of Acorn Trade (Shanghai) Co., Ltd. in connection with Beijing HJX Technology Development Co., Ltd.

4.11	Termination Agreement undated, by and among Shanghai HJX Digital Technology Co., Ltd., Kuan Song, Pan Zong, Beijing HJX Technology Development Co., Ltd., Acorn Trade (Shanghai) Co., Ltd. and Weiji Gao in connection with the termination of prior contractual arrangements regarding Beijing HJX Technology Development Co., Ltd.

4.12	Letter of Consent undated, issued by Kai Wang

4.13	Loan Agreement dated May 27, 2015, by and among Acorn Information Technology (Shanghai) Co., Ltd., Kuan Song and Pan Zong

4.14	Exclusive Technical Service Agreement dated May 27, 2015, by and between Acorn Information Technology (Shanghai) Co., Ltd. and Beijing Acorn Trade Co., Ltd.

4.15	Operation and Management Agreement dated May 27, 2015, by and among Acorn Information Technology (Shanghai) Co., Ltd., Beijing Acorn Trade Co., Ltd., Kuan Song and Pan Zong

4.16	Equity Pledge Agreement dated May 27, 2015, by and among Acorn Information Technology (Shanghai) Co., Ltd., Kuan Song and Pan Zong in connection with shares of Beijing Acorn Trade Co., Ltd.

4.17	Exclusive Purchase Agreement dated May 27, 2015, by and among Acorn Information Technology (Shanghai) Co., Ltd., Kuan Song, Pan Zong and Beijing Acorn Trade Co., Ltd.

4.18	Power of Attorney dated May 27, 2015, issued by Kuan Song and Pan Zong in favor of a designee of Acorn Information Technology (Shanghai) Co., Ltd. in connection with Beijing Acorn Trade Co., Ltd.

4.19	Termination Agreement dated May 27, 2015, by and among Acorn Information Technology (Shanghai) Co., Ltd., Dongjie Yang, Weiguo Ge, Beijing Acorn Trade Co., Ltd., Kuan Song and Pan Zong in connection with the termination of prior contractual arrangements regarding Beijing Acorn Trade Co., Ltd.

4.20	Letter of Consent dated May 27, 2015, issued by Kai Wang

4.21	Loan Agreement dated May 27, 2015, by and among Acorn Information Technology (Shanghai) Co., Ltd., Kuan Song and Pan Zong

4.22	Exclusive Technical Service Agreement dated May 27, 2015, by and between Acorn Information Technology (Shanghai) Co., Ltd. and Shanghai Acorn Network Technology Development Co., Ltd.

4.23	Operation and Management Agreement dated May 27, 2015, by and among Acorn Information Technology (Shanghai) Co., Ltd., Shanghai Acorn Network Technology Development Co., Ltd., Kuan Song and Pan Zong

4.24	Equity Pledge Agreement dated May 27, 2015, by and among Acorn Information Technology (Shanghai) Co., Ltd., Kuan Song and Pan Zong in connection with shares of Shanghai Acorn Network Technology Development Co., Ltd.

4.25	Exclusive Purchase Agreement dated May 27, 2015, by and among Acorn Information Technology (Shanghai) Co., Ltd., Kuan Song, Pan Zong and Shanghai Acorn Network Technology Development Co., Ltd.

4.26	Power of Attorney dated May 27, 2015, issued by Kuan Song and Pan Zong in favor of a designee of Acorn Information Technology (Shanghai) Co., Ltd. in connection with Shanghai Acorn Network Technology Development Co., Ltd.

4.27	Termination Agreement dated May 27, 2015, by and among Acorn Information Technology (Shanghai) Co., Ltd., Dongjie Yang, Weiguo Ge, Shanghai Acorn Network Technology Development Co., Ltd., Kuan Song and Pan Zong in connection with the termination of prior contractual arrangements regarding Shanghai Acorn Network Technology Development Co., Ltd.

4.28	Letter of Consent dated May 27, 2015, issued by Kai Wang

4.29	Exclusive Technical Service Agreement dated May 27, 2015, by and between Shanghai HJX Digital Technology Co., Ltd. and Shanghai HJX Electronic Technology Co., Ltd.

4.30	Operation and Management Agreement dated May 27, 2015, by and among Shanghai HJX Digital Technology Co., Ltd., Shanghai HJX Electronic Technology Co., Ltd., Kuan Song and Pan Zong

4.31	Equity Pledge Agreement dated May 27, 2015, by and among Shanghai HJX Digital Technology Co., Ltd., Kuan Song and Pan Zong in connection with shares of Shanghai HJX Electronic Technology Co., Ltd.

4.32	Exclusive Purchase Agreement dated May 27, 2015, by and among Shanghai HJX Digital Technology Co., Ltd., Shanghai HJX Electronic Technology Co., Ltd., Kuan Song and Pan Zong

4.33	Power of Attorney dated May 27, 2015, issued by Kuan Song and Pan Zong in favor of a designee of Shanghai HJX Digital Technology Co., Ltd. in connection with Shanghai HJX Electronic Technology Co., Ltd.

4.34	Termination Agreement dated May 27, 2015, by and among Shanghai HJX Digital Technology Co., Ltd., Yang Dongjie, Ge Weiguo, Shanghai HJX Electronic Technology Co., Ltd., Kuan Song and Pan Zong in connection with the termination of prior contractual arrangements regarding Shanghai HJX Electronic Technology Co., Ltd.

4.35	Letter of Consent dated May 27, 2015 issued by Kai Wang

4.36	Loan Agreement dated May 27, 2015, by and among Shanghai HJX Digital Technology Co., Ltd., Kuan Song and Pan Zong

4.37	Settlement Agreement between the Company, Acorn Composite Corporation, Inc. and Robert W. Roche

4.38	Transitional Services and Separation Agreement between Mr. Don Dongjie Yang, the Company and D.Y. Capital Inc. dated May 27, 2015

4.39	Form of Employment Agreement with Management

8.1	List of subsidiaries

11.1*	Code of Business Conduct and Ethics of Acorn

12.1	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

23.1	Consent of Commerce & Finance

23.2	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

*	Previously filed as an exhibit to the Registration Statement on F-1 registration (File No. 333-141860), as amended, initially filed with the Securities and Exchange Commission on April 3, 2007.
**	Incorporated by reference to the Registration Statement on Form F-6 (File No. 333-142177), which was filed with the Securities and Exchange Commission with respect to American depositary shares representing ordinary shares on April 17, 2007.

***	Previously filed with the Registrant’s annual report on Form 20-F, filed with the SEC on April 23, 2012.
****	Previously filed with the Registrant’s annual report on Form 20-F, filed with the SEC on April 17, 2014.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ACORN INTERNATIONAL, INC.

/s/ Geoffrey Weiji Gao
Name: Geoffrey Weiji Gao
Title: Chief Financial Officer

Date: May 16, 2016

ACORN INTERNATIONAL, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF

ACORN INTERNATIONAL, INC.

We have audited the accompanying consolidated balance sheets of Acorn International, Inc. and its subsidiaries and variable interest entities (collectively, the “Group”) as of December 31, 2014 and 2015, and the related consolidated statements of operations, comprehensive income (loss), changes in equity, cash flows for each of the three years in the period ended December 31, 2015, and the related financial statements schedules included in Schedule I and Schedule II. These financial statements and related financial statement schedules are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements and related financial statement schedules based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Acorn International, Inc. and its subsidiaries and variable interest entities as of December 31, 2014 and 2015, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, China

May 16, 2016

ACORN INTERNATIONAL, INC.

CONSOLIDATED BALANCE SHEETS

(In US dollars, except share data)

	December 31,
	2014	2015
Assets
Current assets:
Cash and cash equivalents	$34,686,379	$12,146,854
Restricted cash	9,759,765	126,278
Accounts receivable, net of allowance for doubtful accounts of $3,127,348 and $5,398,166 as of December 31, 2014 and 2015, respectively	7,089,542	1,905,499
Notes receivable	122,452	276,062
Inventory	12,781,741	4,135,624
Held-for-sale assets	—	3,808,471
Prepaid advertising expenses	6,161,815	474,761
Other prepaid expenses and current assets	9,325,400	6,314,872
Deferred tax assets	953,395	1,076,154

Total current assets	80,880,489	30,264,575
Prepaid land use right, net	7,813,337	7,195,292
Property and equipment, net	26,840,184	16,615,300
Acquired intangible assets, net	1,178,667	876,970
Investments in affiliates	7,941,850	718,121
Available-for-sale securities	—	181,164,778
Convertible loan	—	3,257,622
Other long-term assets	1,077,935	626,108

Total assets	$125,732,462	$240,718,766
Liabilities and equity
Current liabilities:
Accounts payable	$10,405,413	$3,061,519
Accrued expenses and other current liabilities	11,824,586	11,855,695
Income taxes payable	1,801,842	2,091,559
Deferred revenue	666,739	548,066
Current portion of long-term debt	8,506,324	—

Total current liabilities	33,204,904	17,556,839
Deferred tax liability	855,709	44,449,212

Total liabilities	34,060,613	62,006,051

Commitments and contingencies (Note 19)
Equity:
Acorn International, Inc. shareholders’ equity:
Ordinary shares ($0.01 par value; 100,000,000 shares authorized 95,237,174 and 89,018,518 shares issued and 82,749,791 and 76,531,135 shares outstanding as of December 31, 2014 and 2015, respectively)	952,372	890,185
Additional paid-in capital	161,924,810	161,308,330
Accumulated deficits	(86,190,592)	(126,349,246)
Accumulated other comprehensive income	34,584,804	162,580,400
Treasury stock, at cost (12,487,383 and 12,487,383 shares as of December 31, 2014 and 2015, respectively)	(20,109,451)	(20,109,451)

Total Acorn International, Inc. shareholders’ equity	91,161,943	178,320,218
Noncontrolling interests	509,906	392,497

Total equity	91,671,849	178,712,715

Total liabilities and equity	$125,732,462	$240,718,766

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

	December 31,
	2014	2015
Assets of consolidated VIEs:
Current assets:
Cash and cash equivalents	$2,482,194	$1,317,685
Restricted cash	117,666	126,278
Accounts receivable, net of allowance for doubtful accounts of $2,102,147 and $1,874,208 as of December 31, 2014 and 2015, respectively	1,199,717	721,713
Inventory	1,027,639	323,008
Held-for-sale assets	—	1,574,543
Other prepaid expenses and current assets	2,445,557	864,070
Deferred tax assets, net	426,071	401,492
Total current assets	7,698,844	5,328,789
Property and equipment, net	6,439,167	1,729,560
Total assets of consolidated VIEs	$14,138,011	$7,058,349

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

	December 31,
	2014	2015
Liabilities of consolidated VIEs:
Current liabilities:
Accounts payable	$428,782	$158,855
Accrued expenses and other current liabilities	3,409,738	1,847,559
Deferred revenue	666,702	532,764
Income taxes payable	426,071	411,732
Total liabilities of consolidated VIEs	$4,931,293	$2,950,910

The accompanying notes are an integral part of these consolidated financial statements.

ACORN INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In US dollars, except share data)

	For the years ended December 31,
	2013	2014	2015
Revenues:
Direct sales, net	$136,416,423	$45,232,943	$19,405,793
Distribution sales, net	48,294,457	49,521,779	28,139,818

Total revenues, net	184,710,880	94,754,722	47,545,611

Cost of revenues:
Direct sales	57,445,266	24,352,882	13,388,423
Distribution sales	35,046,146	32,570,037	21,498,735

Total cost of revenues	92,491,412	56,922,919	34,887,158

Gross profit	92,219,468	37,831,803	12,658,453

Operating (expenses) income
Advertising expenses	(51,730,624)	(16,232,840)	(2,203,996)
Other selling and marketing expenses	(54,873,872)	(40,177,216)	(25,185,444)
General and administrative expenses	(30,680,912)	(28,417,373)	(27,839,081)
Other operating income, net	2,614,561	2,121,208	1,712,774

Total operating expenses	(134,670,847)	(82,706,221)	(53,515,747)

Loss from operations	(42,451,379)	(44,874,418)	(40,857,294)
Interest expense	(152,931)	(189,863)	(14,183)
Interest income	3,298,083	2,590,212	836,211
Other income (expense), net	249,324	(446,662)	195,355

Loss before income taxes and equity in losses of affiliates	(39,056,903)	(42,920,731)	(39,839,911)
Income tax expenses	(645,763)	(1,170,517)	(183,091)
Equity in losses of affiliates	(205,567)	(235,161)	(226,779)

Net loss	(39,908,233)	(44,326,409)	(40,249,781)
Net income (loss) attributable to noncontrolling interests	(12,355)	2,503	(91,127)

Net loss attributable to Acorn International, Inc. shareholders	$(39,895,878)	$(44,328,912)	$(40,158,654)
Loss per ordinary share:
Basic and diluted	$(0.47)	$(0.54)	$(0.51)
Shares used in calculating loss per ordinary share:
Basic and diluted	84,115,169	82,690,613	79,226,404

Includes share-based compensation related to:
General and administrative expenses	$446,412	$428,000	$71,333

The accompanying notes are an integral part of these consolidated financial statements.

ACORN INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In US dollars, except share data)

	For the years ended December 31,
	2013	2014	2015
Net loss	$(39,908,233)	$(44,326,409)	$(40,249,781)
Other comprehensive income, net of tax
Foreign currency translation adjustments	4,578,301	(701,895)	(5,895,181)
Unrealized gain of available-for-sales securities, net of tax of $ 44,621,498	—	—	133,864,495

Comprehensive income (loss)	(35,329,932)	(45,028,304)	87,719,533
Comprehensive income (loss) attributable to non-controlling interest	1,737	716	(117,409)

Comprehensive income (loss) attributable to Acorn International, Inc.	(35,331,669)	(45,029,020)	87,836,942

The accompanying notes are an integral part of these consolidated financial statements.

ACORN INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In US dollars, except share data)

	Acorn International, Inc. shareholders’ equity
	Ordinary shares		Additional paid-in capital	Accumulated deficits	Accumulated other comprehensive income	Treasury stock, at cost		Total	Noncontrolling interests	Total equity
	Shares	Amount				Shares	Amount
Balance at January 1, 2013	94,617,509	$946,175	$161,056,595	$(1,965,802)	$30,720,703	(4,627,833)	$(11,463,946)	$179,293,725	$507,453	$179,801,178
Net loss	—	—	—	(39,895,878)	—	—	—	(39,895,878)	(12,355)	(39,908,233)
Foreign currency translation adjustments	—	—	—	—	4,564,209	—	—	4,564,209	14,092	4,578,301
Repurchase of ordinary shares	—	—	—	—	—	(7,859,550)	(8,645,505)	(8,645,505)	—	(8,645,505)
Exercise of restricted share units	319,665	3,197	(3,197)	—	—	—	—	—	—	—
Share-based compensation	—	—	446,412	—	—	—	—	446,412	—	446,412

Balance at December 31, 2013	94,937,174	$949,372	$161,499,810	$(41,861,680)	$35,284,912	(12,487,383)	$(20,109,451)	$135,762,963	$509,190	$136,272,153
Net income (loss)	—	—	—	(44,328,912)	—	—	—	(44,328,912)	2,503	(44,326,409)
Foreign currency translation adjustments	—	—	—	—	(700,108)	—	—	(700,108)	(1,787)	(701,895)
Exercise of restricted share units	300,000	3,000	(3,000)	—	—	—	—	—	—	—
Share-based compensation	—	—	428,000	—	—	—	—	428,000	—	428,000

Balance at December 31, 2014	95,237,174	$952,372	$161,924,810	$(86,190,592)	$34,584,804	(12,487,383)	$(20,109,451)	$91,161,943	$509,906	$91,671,849
Net loss	—	—	—	(40,158,654)	—	—	—	(40,158,654)	(91,127)	(40,249,781)
Foreign currency translation adjustments	—	—	—	—	(5,868,899)	—	—	(5,868,899)	(26,282)	(5,895,181)
Unrealized gain of available-for-sales securities	—	—	—	—	133,864,495	—	—	133,864,495	—	133,864,495
Exercise of restricted share units	300,000	3,000	(3,000)	—	—	—	—	—	—	—
Share-based compensation	—	—	71,333	—	—	—	—	71,333	—	71,333
Repurchase and cancellation of ordinary shares (Note 21)	(6,518,656)	(65,187)	(684,813)	—	—	—	—	(750,000)	—	(750,000)

Balance at December 31, 2015	89,018,518	$890,185	$161,308,330	$(126,349,246)	$162,580,400	(12,487,383)	$(20,109,451)	$178,320,218	$392,497	$178,712,715

The accompanying notes are an integral part of these consolidated financial statements.

ACORN INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In US dollars, except share data)

	For the years ended December 31,
	2013	2014	2015
Operating activities:
Net loss	$(39,908,233)	$(44,326,409)	$(40,249,781)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Share-based compensation	446,412	428,000	71,333
Equity in losses of affiliates	205,567	235,161	226,779
Capital gain upon dilution on CBG’ shares	(85,629)	—	—
Providing(reversal) of allowance for doubtful accounts	(615,258)	(381,972)	3,856,777
Inventory write-downs	3,856,608	936,126	3,954,771
Depreciation and amortization	4,548,923	4,053,944	3,946,859
Losses(gains) from disposal of equipment and other long-term assets	78,534	1,085,910	(787,160)
Deferred income tax benefits	(555,133)	(109,664)	(179,990)
Gains on trading securities	(222,532)	—	—
Accrued interests on long-term debt	152,931	189,863	14,183
Accrued interests on convertible loan	—	—	(232,690)
Accrued interests on restricted cash	(294,966)	(360,033)	—
Changes in operating assets and liabilities:
Proceeds from sales of trading securities	10,647,996	—	—
Accounts receivable	8,801,068	(610,373)	2,913,226
Notes receivable	127,859	(122,452)	(153,610)
Inventory	2,116,206	2,929,193	4,691,346
Prepaid advertising expenses	5,347,939	(2,947,031)	4,579,347
Other prepaid expenses and current assets	4,961,785	(1,425,279)	2,532,275
Accounts payable	2,231,482	(2,963,364)	(7,343,894)
Accrued expenses and other current liabilities	(564,627)	(1,468,911)	(343,890)
Notes payable	448,101	(1,148,125)	—
Income taxes payable	859,190	493,226	289,717
Deferred revenue	(116,672)	(120,534)	(118,673)
Net cash provided by (used in) operating activities	$2,467,551	$(45,632,724)	$(22,333,075)

Investing activities:
Purchase of property and equipment	(3,421,032)	(1,360,682)	(21,388)
Proceeds from disposal of property and equipment	7,997	2,403	3,288,653
Disbursement for convertible loan	—	—	(3,024,932)
Purchase of other long-term assets	(560,584)	(620,985)	(477,220)
Decrease (increase) in restricted cash	(9,900,842)	265,002	9,633,487
Net cash provided by (used in) investing activities	$(13,874,461)	$(1,714,262)	$9,398,600

The accompanying notes are an integral part of these consolidated financial statements

ACORN INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

(In US dollars, except share data)

	For the years ended December 31,
	2013	2014	2015
Financing activities:
Increase in long-term debt	8,450,000	—	—
Repurchase of ordinary shares	(8,645,505)	—	(375,000)
Repayment of long-term debt	—	—	(8,520,507)
Net cash used in financing activities	$(195,505)	$—	$(8,895,507)
Effect of exchange rate changes on cash and cash equivalents	$3,179,574	$(518,949)	$(709,543)

Net decrease in cash and cash equivalents	$(8,422,841)	$(47,865,935)	$(22,539,525)
Cash and cash equivalents at the beginning of the year	90,975,155	82,552,314	34,686,379
Cash and cash equivalents at the end of the year	$82,552,314	$34,686,379	$12,146,854

Supplemental disclosure of cash flow information:
Income taxes paid	$456,077	$873,771	$129,780
Interest paid	$100,733	$185,737	$70,507

Supplemental disclosure of non-cash investing and financial activities:
Receivable for the sale of property and equipment	—	—	1,301,227

The accompanying notes are an integral part of these consolidated financial statements.

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In US dollars, except share data, unless otherwise stated)

1. Organization and principal activities

Acorn International, Inc. (“Acorn International” or the “Company”) was incorporated in Cayman Islands on December 20, 2005. China DRTV, Inc. (“China DRTV”) was incorporated in the British Virgin Islands (“BVI”) on March 4, 2004.

Acorn International and its subsidiaries and variable interest entities (“VIEs”) (collectively, the “Group”) is an integrated multi-platform marketing company in China which develops, promotes and sells products. The Group’s two primary sales platforms are integrated direct sales and a nationwide distribution network. Direct sales platforms include outbound marketing platform (which until early 2015 included TV direct sales) and Internet sales platform.

Consolidated subsidiaries and changes to consolidated subsidiaries

As of December 31, 2015, the subsidiaries of Acorn International were as follows:

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

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

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

In January 2014, we established Star Education & Technology Group Inc. in the Cayman Islands, Star Education & Technology Limited in the British Virgin Islands and HJX International Limited in Hong Kong, respectively, with an aim to further expand our electronic learning product business in the future.

VIE Arrangements

As of December 31, 2015, the variable interest entities of Acorn International were as follows:

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

Due to the complicated and lengthy approval process and uncertain position of the Ministry of Commerce of People’s Republic of China (“PRC”) towards approving investment in direct sale business by foreign investors under the Administrative Measures on Foreign Investment in Commercial Sector, Acorn International conducts its direct sales other than Ozing product direct sales through two VIEs (Beijing Acorn and Shanghai Network) which hold direct sales licenses. Beijing Acorn and Shanghai Network are owned 100% by two PRC nationals: Mr. Kuan Song and Ms. Pan Zong, who did not hold any share of Acorn International as of the date of the financial statements. Acorn Information Technology (Shanghai) Co., Ltd. (“Acorn Information”), a wholly-owned subsidiary of Acorn International, entered into various agreements with each of Beijing Acorn and Shanghai Network and their shareholders, Mr. Kuan Song and Ms. Pan Zong, including (i) Irrevocable Powers of Attorney, under which each of the two shareholders of the VIEs granted to designees of Acorn Information the power to exercise all voting rights as a shareholder of these VIEs, (ii) Loan Agreement, under which Acorn Information made interest-free loans to the shareholders of these VIEs in an aggregate amount of approximately RMB118.0 million (equivalent to US$18.2 million) for capital contributions by the shareholders in these VIEs, (iii) Operation and Management Agreements, under which the parties thereto agreed that Acorn Information directs the day-to-day operational and financial activities of these VIEs, each of the directors, general managers and other senior management personnel of these affiliated entities will be appointed as nominated by Acorn Information, and that these VIEs do not conduct any transactions which might substantially affect their assets, obligations, rights and business operations without the prior written consent of Acorn Information, (iv) Equity Pledge Agreements, under which the shareholders of these VIEs pledged all of their equity interests in these VIEs to Acorn Information as collateral to guarantee the performance of these VIEs under the Operation and Management Agreements and the Technical Services Agreements as described below, as well as their personal obligations under the Loan Agreement, (v) Exclusive Purchase Agreements, under which the shareholders of these VIEs irrevocably granted Acorn Information or its designees an exclusive option to purchase at any time if and when permitted under PRC law, all or any portion of their equity interests in these VIEs for a price that is the minimum amount permitted by PRC law, (vi) Technical Service Agreements, under which Acorn Information became the exclusive provider of technical support and consulting services to these VIEs in exchange for service fees, and (vii) Spouse Consent Letters, pursuant to which the spouse of each of the shareholders of these two affiliated entities acknowledges that she is aware of, and consents to, the execution by her spouse of irrevocable powers of attorney, equity pledge agreements and the exclusive purchase agreements described above and, with respect to establishment, grant and performance of the above irrevocable powers of attorney, equity pledge and the exclusive purchase, each spouse further agrees that, whether at present or in the future, she will not take any actions or raise any claims or objection.

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

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

Due to the aforesaid complicated and lengthy approval process and uncertain position of the Ministry of Commerce of PRC towards approving investment in direct sale business by foreign investors as well as certain restrictions or prohibitions on foreign ownership of companies that engage in internet and other related businesses imposed by current PRC laws and regulations, including the provision of internet content, in 2013, Acorn International set up two new VIEs, Beijing HJX and HJX Electronic, and began to conduct its internet interactive service through Beijing HJX which hold the service license of telecommunication and information operation, and its Ozing product direct sales through HJX Electronic. Like Beijing Acorn and Shanghai Network, Beijing HJX and HJX Electronic are each also owned 100% by Mr. Kuan Song and Ms. Pan Zong. Shanghai HJX, a wholly-owned subsidiary of Acorn International, entered into various agreements with each of Beijing HJX and HJX Electronic and their shareholders, Mr. Kuan Song and Ms. Pan Zong, including (i) Irrevocable Powers of Attorney, under which each of the two shareholders of these VIEs granted to designees of Shanghai HJX the power to exercise all voting rights as a shareholder of these VIEs, (ii) Loan Agreement, under which Shanghai HJX made interest-free loans to the shareholders of these VIEs in an aggregate amount of approximately RMB53.0 million (equivalent to US$8.7 million) for capital contributions by the shareholders in these VIEs, (iii) Operation and Management Agreements, under which the parties thereto agreed that Shanghai HJX directs the day-to-day operational and financial activities of these VIEs, each of the directors, general managers and other senior management personnel of these affiliated entities will be appointed as nominated by Shanghai HJX, and that these VIEs do not conduct any transactions which might substantially affect their assets, obligations, rights and business operations without the prior written consent of Shanghai HJX, (iv) Equity Pledge Agreements, under which the shareholders of the VIEs pledged all of their equity interests in these VIEs to Shanghai HJX as collateral to guarantee the performance of these VIEs under the Operation and Management Agreements and the Technical Services Agreements as described below, as well as their personal obligations under the Loan Agreement, (v) Exclusive Purchase Agreements, under which the shareholders of these VIEs irrevocably granted Shanghai HJX or its designees an exclusive option to purchase at any time if and when permitted under PRC law, all or any portion of their equity interests in these VIEs for a price that is the minimum amount permitted by PRC law, (vi) Technical Service Agreements, under which Shanghai HJX became the exclusive provider of technical support and consulting services to these VIEs in exchange for service fees, and (vii) Spouse Consent Letters, pursuant to which the spouse of each of the shareholders of these two affiliated entities acknowledges that she is aware of, and consents to, the execution by her spouse of irrevocable powers of attorney, equity pledge agreements and the exclusive purchase agreements described above and with respect to establishment, grant and performance of the above irrevocable powers of attorney, equity pledge and the exclusive purchase, each spouse further agrees that, whether at present or in the future, she will not take any actions or raise any claims or objection.

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

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

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

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

Summary financial information of the Group’s four VIEs included in the accompanying consolidated financial statements is included on page F-4 and as follows:

	For the years ended December 31,
	2013	2014	2015
Net revenues	$137,947,971	$44,907,449	$18,469,195

Net income (loss)	$18,873,242	$(8,282,712)	$(9,920,207)

The VIEs contributed an aggregate of 74.7%, 47.4% and 38.8 % of the consolidated net revenues for the years ended December 31, 2013, 2014 and 2015, respectively. The Group’s operations not conducted through contractual arrangements with the VIE primarily consist of its distribution sales business. As of the fiscal years ended December 31, 2014 and 2015, the VIEs accounted for an aggregate of 11.2% and 11.3%, respectively, of the consolidated total assets, and 14.5% and 17.8%, respectively, of the consolidated total liabilities. The assets not associated with the VIEs primarily consist of cash and cash equivalents, inventory, prepaid land use right, property and equipment, net and investments in affiliates.

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

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

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

(c) Use of estimates

The preparation of financial statements in conformity with US GAAP requires the Group to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Significant accounting estimates reflected in the Group’s financial statements include allowance for doubtful accounts, inventory valuation, impairment of long-lived assets, and valuation allowance on deferred tax assets and provision for uncertain tax positions.

(d) Going concern

Although the Group experienced a net loss and negative cash flows from operations in the year ended December 31, 2015 and had accumulated deficits as of that date, the Group had improved liquidity position by selling non-core assets and investments. The Group will be able to realize its assets and satisfy its liabilities in the normal course of business. As a result, the accompanying consolidated financial statements have been prepared assuming the Group will continue as a going concern.

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

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

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

The Group’s financial instruments consist of cash and cash equivalents, restricted cash, accounts receivable, notes receivable, convertible loan, available-for-sale securities, accounts payable and long-term debt. For cash and cash equivalents, restricted cash, accounts receivable, notes receivable and accounts payable, the carrying amounts of these financial instruments as of December 31, 2014 and 2015 were considered representative of their fair values due to their short-term nature. The marketable securities are carried at fair values. The carrying values of long-term debt and convertible loan approximate their fair values as the impacts to discount the long-term debt and convertible loan with a market based interest rate are insignificant.

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

The RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in China’s foreign exchange trading system market. The Group’s aggregate amount of cash and cash equivalents and restricted cash denominated in RMB amounted to RMB241,610,810 ($39,485,342) and RMB 65,663,822 ($10,112,083) as of December 31, 2014 and 2015, respectively.

(g) Restricted cash

Under third-party bank channel sales arrangements and long-term debt with the banks, the Group is required to maintain certain cash balances in the banks based on the amounts of long-term debt granted. These balances related to the third-party bank channel sales arrangements were reflected as restricted cash in the balance sheet and amounted to $117,666 and $126,278 as of December 31, 2014 and 2015, respectively. The balance related to the long-term debt was reflected as restricted cash in the balance sheet amounted to $9,642,098 as of December 31, 2014, which was released upon our repayment of the long-term debt in February 2015.

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

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

(i) Available for sale securities

The Group invests in marketable equity securities to meet business objectives. These marketable securities are reported at fair value, classified and accounted for as available-for-sale securities in investment securities. The assessment of a decline in the fair value of an individual security is based on whether the decline is other-than-temporary. The Group assesses its available-for-sale securities for other-than-temporary impairment by considering factors including, but not limited to, its ability and intent to hold the individual security, severity of the impairment, expected duration of the impairment and forecasted recovery of fair value. Investments classified as available-for-sale securities are reported at fair value with unrealized gains or losses, if any, recorded in accumulated other comprehensive income in shareholders' equity. If the Group determines a decline in fair value is other-than-temporary, the cost basis of the individual security is written down to fair value as a new cost basis and the amount of the write-down is accounted for as a realized loss charged in the consolidated statement of income and comprehensive income. The fair values of the investments would not be adjusted for subsequent recoveries in fair values. The Group recorded no impairments of available-for-sale securities for the years ended December 31, 2015. There is no available-for-sale securities investment during 2013 and 2014.

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

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In US dollars, except share data, unless otherwise stated)

(m) Held-for-sale assets

Assets are classified as held-for-sale when management, having the authority to approve the action, commits to a plan to sell the asset, the sale is probable within one year, and the asset is available for immediate sale in its present condition. Consideration is given to whether an active program to locate a buyer has been initiated, whether the asset is marketed actively for sale at a price that is reasonable in relation to its current fair value, and whether actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. When a long-lived asset classified as held-for-sale shall be measured at the lower of its carrying amount or fair value less cost to sell. An impairment test is required and an impairment charge is recognized when the carrying value of the asset exceeds the estimated fair value, less transaction costs. Assets classified as held for sale are no longer depreciated.

(n) Impairment of long-lived assets

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

(o) Investment in affiliates

Affiliated companies are entities which the Group owes equity interest in common stock or in-substance common stock, over which the Group has significant influence, but which it does not control. The Group generally considers an ownership interest of 20% or higher to represent significant influence.

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

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In US dollars, except share data, unless otherwise stated)

(p) Convertible loan

The amounts shown as convertible loan in the consolidated balance sheet as at December 31, 2015 represent a loan receivable from a third party (the “borrower”), net of provision for credit losses, if any. Interest income derived from the loan is recognized as incurred. For the option to convert, all or any part of the outstanding principles and unpaid accrued interest may be converted, in a single tranche, at the option of the Group (the “lender”) at any time prior to the maturity date of the loan, into such amount of equity interest in the borrower that represents a percentage of equity ownership obtained by dividing the aggregate outstanding principal and unpaid accrued interest on the Note on the date of conversion, by RMB 100,000,000. The Group has evaluated the conversion feature and believes it is not considered an embedded derivative instrument subject to bifurcation as conversion option does not provide the Group with means to net settle the contracts in accordance with ASC 815, Accounting for Derivative Instruments and Hedging Activities. At each balance sheet date, amounts due under the aforementioned loan agreement are assessed for purposes of determining the appropriate provision for credit losses. In order to estimate the allowance for credit losses, the Group assesses at each period end the ability of the Borrower to meet its obligations under the loan agreement by taking into consideration existing economic conditions, the current financial condition of the Borrower and historical losses, if any, and any other risks/factors that may affect its future financial condition and its ability to meet its obligations.

(q) Revenue recognition

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

The Group relies on China Express Mail Service Corporation (“EMS”) and local delivery companies to provide the Group data as to their successful deliveries for the Group’s direct sales products. EMS and local delivery companies regularly report product delivery information. In 2013, 2014 and 2015, direct sales net revenues were adjusted in the current accounting period based on actual unsuccessful product deliveries experience reported by EMS and local delivery companies. For unsuccessful deliveries, EMS and local delivery companies are required to return the undelivered products to the Group. It generally takes two to three weeks for EMS to return the undelivered products to the Group whereas it generally takes approximately seven days for local delivery companies to do so.

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In US dollars, except share data, unless otherwise stated)

2. Summary of principal accounting policies—(Continued)

(q) Revenue recognition—(Continued)

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

Sales taxes

The Group presents revenues net of sales taxes incurred. The sales taxes amounted to $439,144, $199,721 and $106,962 for the years ended December 31, 2013, 2014 and 2015, respectively. Before subtracting sales taxes, gross direct sales revenues were $136,810,535, $45,361,639 and $19,458,752 and gross distribution sales revenues were $48,339,489, $49,592,804 and $ 28,193,821 for the years ended December 31, 2013, 2014 and 2015, respectively.

(r) Advertising expenses

The Group records cash advances paid to advertising companies as prepaid advertising expenses in the consolidated balance sheets. The Group then expenses the prepaid advertising expenses as the advertisement is shown. In the first quarter of 2015, the Group decided to stop purchasing TV advertising time. The advertising expenses were $51,730,624, $16,232,840 and $ 2,203,996 for the years ended December 31, 2013, 2014 and 2015, respectively.

(s) Shipping and handling costs

The Group records costs incurred for outbound shipping and handling as part of other selling and marketing expenses in the consolidated statements of operations. Shipping and handling costs were $12,351,337, $4,902,307 and $ 2,059,934 for the years ended December 31, 2013, 2014 and 2015, respectively.

(t) Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating leases. Payments made under operating leases are charged to the consolidated statements of operations on a straight-line basis over the lease periods.

(u) Government subsidies

The Group receives unrestricted government subsidies from local government agencies. The government agencies use their discretion to determine the amount of the subsidies with reference to certain taxes paid by the Group, including value-added, business and income taxes. The Group records unrestricted government subsidies as other operating income in the consolidated statements of operations.

The government subsidies in 2013, 2014 and 2015 were $2,130,623, $829,238 and $201,168, respectively.

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In US dollars, except share data, unless otherwise stated)

2. Summary of principal accounting policies—(Continued)

(v) Income taxes

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

(w) Foreign currency translation

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

The aggregated gains (losses) through foreign currency transactions in 2013, 2014 and 2015 were $184,157, $(31,847) and $(687,163), respectively.

(x) Concentration of credit risk

Financial instruments that potentially expose the Group to concentration of credit risk consist primarily of cash and cash equivalents, restricted cash, accounts receivable, notes receivable and convertible loan. All of the Group’s cash and cash equivalents and restricted cash are held with large state-owned financial institutions. The Group engages delivery companies, mainly EMS express, to deliver products to customers and to collect cash from the customers for direct sales gross revenues through direct sales platforms. The Group conducts credit evaluations of delivery companies and generally does not require collateral or other security from its delivery companies. The Group establishes an allowance for doubtful accounts primarily based on the age of the receivables and factors surrounding the credit risk of specific customers. The Group evaluated its credit risk with the convertible loan by performing ongoing evaluation on the borrower’s financial condition. The loan agreement has a personal guarantee from Mr. Robert W. Roche, Acorn’s co-founder and current executive chairman and CEO, and pledged with the equity of the borrower.

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In US dollars, except share data, unless otherwise stated)

2. Summary of principal accounting policies—(Continued)

(x) Concentration of credit risk—(Continued)

As of December 31, 2014 and 2015, no accounts receivables from a single delivery company were more than 10% of the total accounts receivables.

(y) Share-based compensation

Share-based compensation cost is measured at grant date, based on the fair value of the award, and recognized in expense over the requisite service period. For performance-based awards, the Group uses graded vesting when the performance condition is considered probable. The Group has made an estimate of expected forfeitures and is recognizing compensation costs only for those equity awards expected to vest.

(z) Income (loss) per share

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

(ab) Recently issued accounting pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued, ASU 2014-09, "Revenue from Contracts with Customers (Topic 606)". The guidance substantially converges final standards on revenue recognition between the FASB and the International Accounting Standards Board providing a framework on addressing revenue recognition issues and, upon its effective date, replaces almost all exiting revenue recognition guidance, including industry specific guidance, in current U.S. generally accepted accounting principles. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply the following steps:

Step 1: Identify the contract(s) with a customer.

Step 2: Identify the performance obligations in the contract.

Step 3: Determine the transaction price.

Step 4: Allocate the transaction price to the performance obligations in the contract.

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In US dollars, except share data, unless otherwise stated)

2. Summary of principal accounting policies—(Continued)

(ab) Recently issued accounting pronouncements—(Continued)

In August 2015, the FASB issued ASU No. 2015-14, deferring the effective date for ASU 2014-09 by one year, and thus, the new standard will be effective for fiscal years beginning after December 15, 2017, with early application permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The guidance allows for either a full retrospective or a modified retrospective transition method. The Company is currently assessing the impact that the guidance will have on the Company's financial condition and results of operations.

In May 2015, the FASB issued ASU 2015-07, “Fair Value Measurement (Topic 820) – Disclosures for Investments in Certain Entities that Calculate Net Asset Value per Share (or its Equivalent)”. Reporting entities are permitted to use net asset value (“NAV”) as a practical expedient to measure the fair value of certain investments. Under current U.S. GAAP, investments that use the NAV practical expedient to measure fair value are categorized within the fair value hierarchy as level 2 or level 3 investments depending on their redemption attributes, which has led to diversity in practice. This ASU will remove the requirement to categorize within the fair value hierarchy all investments that use the NAV practical expedient for fair value measurement purposes. Furthermore, the ASU will remove the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the NAV practical expedient. Rather, those disclosures are limited to investments for which the entity has elected to measure the fair value using that practical expedient. The ASU is effective for fiscal years beginning after December 15, 2015 and interim periods with those fiscal years. The ASU must be applied retrospectively to all prior periods presented. The Group is in the process of evaluating the impact of adoption of this guidance on the Group's consolidated financial statements.

In July 2015, the FASB issued ASU No. 2015-11 –Inventory. ASU 2015-11 is part of FASB Simplification Initiative. Current guidance requires an entity to measure inventory at the lower of cost or market. Market could be the replacement cost, net realizable value or net realizable value less an approximately normal profit margin. Under this Update, the entities will be required to measure inventory at the lower of cost or net realizable value. Net realizable value is defined as estimate selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. The amendments under the Update more closely align measurement of inventory in US GAAP with the measurement of inventory in IFRS. For public entities, the amendments of this Update are effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. The amendments of this Update should be applied prospectively with early application permitted. Management does not expect the adoption of this ASU to have a material impact on Group's results of operations, financial position or cash flows.

In November 2015, the FASB issued ASU 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes, which requires deferred income tax liabilities and assets to be classified as noncurrent on the balance sheet rather than being separated into current and noncurrent. The guidance is effective for public entities for annual periods beginning after December 15, 2016, and interim periods within those annual periods with early adoption being permitted. The Group does not expect the adoption of this guidance will have a significant effect on the Group's consolidated financial statements.

In January 2016, the FASB issued ASU 2016-01, Financial Instruments-Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities ("ASU 2016-01"), which requires that equity investments, except for those accounted for under the equity method or those that result in consolidation of the investee, be measured at fair value, with subsequent changes in fair value recognized in net income. However, an entity may choose to measure equity investments that do not have readily determinable fair values at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. ASU 2016-01 also impacts the presentation and disclosure requirements for financial instruments. ASU 2016-01 is effective for public business entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2017. Early adoption is permitted only for certain provisions. The Group is in the process of evaluating the impact of adoption of this guidance on the Group's consolidated financial statements.

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In US dollars, except share data, unless otherwise stated)

2. Summary of principal accounting policies—(Continued)

(ab) Recently issued accounting pronouncements—(Continued)

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which requires lessees to recognize most leases on the balance sheet. This ASU requires lessees to recognize a right-of-use asset and lease liability for all leases with terms of more than 12 months. Lessees are permitted to make an accounting policy election to not recognize the asset and liability for leases with a term of twelve months or less. The ASU does not significantly change the lessees' recognition, measurement and presentation of expenses and cash flows from the previous accounting standard. Lessors' accounting under the ASC is largely unchanged from the previous accounting standard. In addition, the ASU expands the disclosure requirements of lease arrangements. Lessees and lessors will use a modified retrospective transition approach, which includes a number of practical expedients. The provisions of this guidance are effective for annual periods beginning after December 15, 2018, and interim periods within those years, with early adoption permitted. The Group is in the process of evaluating the impact of adoption of this guidance on the Group's consolidated financial statements.

In March 2016, the FASB issued ASU 2016-07, which eliminates eliminate the requirement to retroactively adopt the equity method of accounting. The amendments require that the equity method investor add the cost of acquiring the additional interest in the investee to the current basis of the investor’s previously held interest and adopt the equity method of accounting as of the date the investment becomes qualified for equity method accounting. The amendments in this Update are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2016. The amendments should be applied prospectively upon their effective date to increases in the level of ownership interest or degree of influence that result in the adoption of the equity method. Earlier application is permitted. The Group is in the process of evaluating the impact of adoption of this guidance on the consolidated financial statements.

In March 2016, the FASB issued ASU 2016-08, which amends the principal-versus-agent implementation guidance and illustrations in the Board's new revenue standard (ASC 606). The amendments in this update clarify the implementation guidance on principal versus agent considerations. When another party, along with the reporting entity, is involved in providing goods or services to a customer, an entity is required to determine whether the nature of its promise is to provide that good or service to the customer (as a principal) or to arrange for the good or service to be provided to the customer by the other party (as an agent). The guidance is effective for interim and annual periods beginning after December 15, 2017. The Group doesn't believe the ASU will have significant impact on the consolidated financial statements.

In March 2016, the FASB issued ASU 2016-09, which simplifies several aspects of the accounting for employee share-based payment transactions for both public and nonpublic entities, including the accounting for income taxes, forfeitures, and statutory tax withholding requirements, as well as classification in the statement of cash flows. For public entities, the ASU is effective for annual reporting periods beginning after December 15, 2016, including interim periods within those annual reporting periods. Early adoption will be permitted in any interim or annual period for which financial statements have not yet been issued or have not been made available for issuance. The Group is in the process of evaluating the impact of adoption of this guidance on the Group's consolidated financial statements.

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In US dollars, except share data, unless otherwise stated)

 3. Inventory

Inventory consisted of the following:

	December 31,
	2014	2015
Raw materials and work in progress	$1,272,379	$287,971
Finished goods and merchandise goods	11,509,362	3,847,653
	$12,781,741	$4,135,624

The Group recorded inventory write-downs of $3,856,608, $936,126 and $3,954,771 for the years ended December 31, 2013, 2014 and 2015, respectively.

4. Held-for-sale assets

During 2015, the Group classified certain real estate properties of $3,808,471 as held-for-sale at the time management of the Group committed to a plan to sell these properties to third parties. The Group has entered into sale agreements for a total cash consideration of approximately $11.3 million. The sales were subsequently completed in early 2016.

5. Other prepaid expenses and current assets

Other prepaid expenses and current assets consisted of the following:

	December 31,
	2014	2015
Advances to suppliers	$2,814,648	$1,885,213
Receivable from sales of property	—	1,301,227
Value-added tax recoverable	1,580,141	1,231,788
Prepaid income tax	28,394	78,185
Interest receivable	656,785	—
Other prepaid expenses	4,245,432	1,818,459
	$9,325,400	$6,314,872

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In US dollars, except share data, unless otherwise stated)

6. Property and equipment, net

Property and equipment, net consisted of the following:

	December 31,
	2014	2015
Buildings	$27,644,891	$19,297,436
Computers and office equipment	12,820,490	7,781,700
Leasehold improvements	869,130	—
Vehicles	872,860	461,609
Information Technology equipment	839,068	299,557
Machinery	644,474	330,447
	$43,690,913	$28,170,749
Less: accumulated depreciation and amortization	(16,861,205)	(11,555,449)
	$26,829,708	$16,615,300
Construction in progress	10,476	—
	$26,840,184	$16,615,300

Depreciation and amortization expenses for property and equipment were $3,470,338, $3,066,565 and $2,599,961 for the years ended December 31, 2013, 2014 and 2015, respectively.

In 2015, the Group sold three apartments in Beijing for $3,195,454 to different third party individuals, which was previously recognized in Buildings with cost about $426,220 and carrying amount about $192,504. And the Group recognized a gain of $1,739,443 in other operating income, net. The Group also planned to sell some of its properties located in Beijing and Shanghai with cost about $ 6,076,530 and carrying amount $ 3,808,471, which were reclassified to held-for-sale assets as of December 31, 2015.

In 2014 and 2015, the Group early terminated leases on some certain of its offices, and wrote-off the related leasehold improvement with the carrying amount of $529,187 and $325,341, respectively and recognized a loss on disposal of $529,187 and $325,341, respectively, in the consolidated statements of operation.

7. Acquired intangible assets, net

Acquired intangible assets, net consisted of the following:

	December 31,
	2014	2015
Distribution networks	$2,329,849	$2,329,849
Trademarks	2,925,453	2,879,106
	$5,255,302	$5,208,955
Less: accumulated amortization	(4,076,635)	(4,331,985)
	$1,178,667	$876,970

The Group recorded amortization expenses of $316,121, $301,697 and $301,697 for the years ended December 31, 2013, 2014 and 2015, respectively. The amortization expenses of the above intangible assets will be approximately $301,699, $221,584, $141,470, $141,470 and $70,747 for, 2016, 2017, 2018, 2019 and 2020, respectively.

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In US dollars, except share data, unless otherwise stated)

8. Investments in affiliates

Investments accounted for under the cost method of accounting

Shanghai Yimeng Software Technology Co., Ltd. (“Yimeng”) was established with the shareholding of 51% by the Group and 49% by Shanghai Yimeng Digital Technology Co., Ltd. on December 28, 2005. After the series of the capital contributions from third-parties and the selling of the equity shares held by Group, the Group's equity interests in Yimeng were diluted to 12.9% as of December 31, 2014. The Group exerted no significant influence in Yimeng and recorded the investment at cost of approximately $ 6,996,949 as of December 31, 2014. On July 29, 2015, Yimeng became listed on China National Equities Exchange and Quotations (“NEEQ”). Upon such listing, the Group has reclassified this investment as available-for-sale securities. (Refer to Note 9)

Investments accounted for under the equity method of accounting

In January 2010, Shanghai An-Nai-Chi, a company which previously was a 51.0% equity-owned consolidated subsidiary of the Group, received a cash injection of $1.5 million from a third party of the Group. After the cash injection, the Group retained 33.2% equity interests in Shanghai An-Nai-Chi and no longer had control in Shanghai An-Nai-Chi. As the Group holds one out of five board seats on the Board of Shanghai An-Nai-Chi and has significant influence over financial and operating decision-making after deconsolidation, the Group accounts for the retained 33.2% equity interests using the equity method of accounting. The retained investment was re-measured at fair value of $1.1 million on the date the Group deconsolidated Shanghai An-Nai-Chi. The carrying amount of the investment in Shanghai An-Nai-Chi has been reduced to zero since December 31, 2011. The Group did not recognize any equity in losses of Shanghai An-Nai-Chi through 2012 and 2015 as the Group has no obligation to fund additional losses.

On December 31, 2012, the Group acquired 9.3% of the equity interests in China Branding Company Limited (“CBG”) for cash of $1.3 million. Mr. Robert W. Roche, Acorn’s co-founder and current executive chairman and CEO, individually holds an additional 7.6% equity interests in CBG and holds one out of five board seats of CBG and accordingly, Mr. Roche is able to exercise significant influence through his participation on the Board of Directors. As such, management believes that it can exercise significant influence over CBG through the Group’s direct equity investment, the Group’s indirect investment through Mr. Roche’s equity interest, and Mr. Roche’s significant influence over CBG. Therefore, the Group accounts for this investment using the equity method of accounting. In February 2013, the Group’s investment in CBG decreased from 9.3% to 8.7% as a result of dilution due to issuance of additional shares by CBG to a new investor, which was accounted for as if the Group sold 0.6% equity interests in CBG, and the gains from this dilution was immaterial. The Group’s equity in losses of CBG in 2013, 2014 and 2015 were $205,567, $235,161 and$226,780, respectively, and were recognized in equity in losses of affiliates in the consolidated statements of operation.

9. Available-for-sale securities

The Group’s available-for-sale securities represent marketable equity securities investments in Yimeng. On July 29, 2015, Yimeng became listed on NEEQ and quoted prices of the investment in active market became available, the Group's equity interests in Yimeng were diluted to 10.34%, and the Group reclassified its investment in Yimeng to available-for-sale securities in 2015 accordingly. As of December 31, 2015, the carrying amount and fair value of the Group’s available-for-sale securities investment were $181,164,778. The Group recognized unrealized gains of $178,485,994, net of tax of $44,621,498 during 2015, which is recorded in other comprehensive income.

10. Convertible loan

In October 2014, Ryecor China Investment Limited (“Ryecor”, the original Lender), a company owned by the Mr. Robert W. Roche , entered into an agreement with Shanghai e-Surer Financial Services Co., Ltd. (“E-surer”, the Borrower) on October 2014, whereby Rvecor lent E-surer a RMB 20,000,000 convertible borrowing at 6% annual interest paid at maturity on August 22, 2018.. Under the loan agreement, Ryecor may provide a line of credit to RMB20.0 million to the Borrower at any time until the maturity date. All or part of outstanding principle and interest may be converted into such amount of equity interest of E-surer that represents a percentage of equity ownership obtained by dividing the aggregate outstanding principal and unpaid accrued interest on the date of conversion, by RMB 100,000,000. And the loan was secured by the 51% of Borrower’s equity interest in its whole-owned subsidiary. $3,024,933 has been advanced to E-surer under this agreement.

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In US dollars, except share data, unless otherwise stated)

10. Convertible loan—(Continued)

In September 2015, the Group entered into an assignment with Ryecor, pursuant to which Ryecor assigned to the Group all of its rights and delegated to the Group all of its obligation in exchange of a cash payment of $3,024,933 to Ryecor and Acorn Composite Corporation, Inc., which is also a company owned by Mr. Roche. The Assigned Contracts were personally guaranteed by CEO. As of December 31, 2015, the Group has recorded the loan advance of $ 3,257,622, which includes an accrued interest of $ 232,690, as convertible loan on the consolidated balance sheets.

11. Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consisted of the following:

	December 31,
	2014	2015
Other taxes payable	$1,303,688	$960,959
Accrued employee payroll and welfare	2,919,888	2,094,398
Other payable	2,889,184	3,085,960
Accrued expenses	4,114,212	3,167,689
Advances from customers	597,614	1,606,932
Down payment from sales of property	—	939,757
	$11,824,586	$11,855,695

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

The Group received $939,757 down payment for sales of certain real estate properties, which were reclassified as held-for-sale assets as of December 31, 2015.

12. Debt

The Group’s debt consisted of the following:

	December 31,
	2014	2015
Long-term debt, current portion	8,506,324	—

Total	$8,506,324	—

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

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In US dollars, except share data, unless otherwise stated)

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

The Group recorded compensation expense of $446,412, $428,000 and $71,333 for the years ended December 31, 2013, 2014 and 2015, respectively.

The fair value of each RSU granted in 2010 and 2012 were based on quoted market price of the Group’s ordinary share on the grant date.

A summary of the share options and SARs activities for the year ended December 31, 2015 and the information regarding the share options and SARs outstanding as of December 31, 2015 were as follows:

	Number of share options/ SARs	Weighted average exercise price	Weighted average remaining contract terms	Aggregate intrinsic value
Share options/SARs outstanding at January 1, 2015	2,335,482	$1.78
Granted	—	$—
Forfeited	(2,317,482)	$1.78
Expired	(18,000)	$1.78
Exercised	—	$—

Share options/SARs outstanding at December 31, 2015	—	$—		$—

There is no share option granted, vested and exercised during 2013, 2014 and 2015.

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In US dollars, except share data, unless otherwise stated)

13. Share-based compensation—(Continued)

A summary of the RSUs activities for the year ended December 31, 2015 was as follows:

	Number of RSUs	Weighted average grant date fair value
Nonvested at January 1, 2015	300,000	$1.43
Granted	—	$—
Forfeited	—	$—
Vested	(300,000)	$1.43

Nonvested at December 31, 2015	—	$—

As of December 31, 2015, there was no unrecognized compensation expense related to unvested share-based compensation arrangements granted under the 2006 Option Plan. The Group recorded share-based compensation for the RSUs activities of $ 446,412, $428,000 and $71,333 for the years ended December 31, 2013, 2014 and 2015, respectively.

14. Fair value measurements

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The Group did not have any financial assets and liabilities or nonfinancial assets and liabilities that were required to be measured at fair value on a recurring basis as at December 31, 2014.

The Group's financial assets and liabilities or nonfinancial assets and liabilities that were required to be measured at fair value on a recurring basis as at December 31, 2015 include available-for-sale securities investments. As of December 31, 2015, information about inputs into the fair value measurements of the Group's assets and liabilities that are measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows.

	Fair Value Measurements at Reporting Date Using
Description	As of December 31, 2015	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	USD	USD	USD	USD
Available-for-sale investments- marketable equity securities	181,164,778	181,164,778	—	—

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In US dollars, except share data, unless otherwise stated)

14. Fair value measurements—(Continued)

Available-for-sale securities investments represent the marketable equity securities invested by the Group. The marketable equity securities are carried at fair values. The Group measures its listed equity securities using quoted prices for the underlying securities in active markets, and accordingly, the Group classifies the valuation techniques that use these inputs as Level 1.

As of December 31, 2014 and 2015, gross unrealized gains of nil and $178,485,994 were recorded on listed equity securities. No impairment charges were recorded for years ended December 31, 2014 and 2015, respectively.

The Group did not have any assets and liabilities that were measured at fair value on a nonrecurring basis

15. Taxation

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

The Group’s remaining PRC subsidiaries are subject to the statutory rate of 25% in 2013, 2014 and 2015 in accordance with the New EIT Law.

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

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In US dollars, except share data, unless otherwise stated)

15. Taxation—(Continued)

The Group has made its assessment of each tax position (including the potential application of interests and penalties) based solely on the technical merits of the position, and has measured the unrecognized benefits associated with the tax positions. As of December 31, 2013, 2014 and 2015, the Group had unrecognized tax benefits of approximately $0.7, $1.8 and $1.9 million, respectively. During 2013, 2014 and 2015, the Group recorded uncertain tax benefits of $0.7 million, $1.1 million and $0.1 million associated with intercompany transfer pricing results falling below the median of the inter-quartile range of comparable companies. The unrecognized tax benefits would impact the effective income tax if recognized. A reconciliation of the beginning and ending amount of unrecognized tax benefits for the years ended December 31, 2013, 2014 and 2015 was as follows:

	For the years ended December 31,
	2013	2014	2015
	(in million)	(in million)	(in million)
Unrecognized tax benefits at beginning of the year	$—	$0.7	$1.8
Additions in current year	0.7	1.1	0.1
Lapse of statute of limitation	—	—	—

Unrecognized tax benefits at end of the year	$0.7	$1.8	$1.9

As of December 31, 2013 and 2014, the amount of interests and penalties related to uncertain tax positions was immaterial. As of December 31, 2015, the amount of interests and penalties related to uncertain tax positions was $75,383.

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of income taxes is due to computational errors made by the taxpayer. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined, but an underpayment of income tax liability exceeding RMB100,000 (approximately $15,000) is specifically listed as a special circumstance. In the case of a transfer pricing related adjustment, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. The Group’s PRC subsidiaries are therefore subject to examination by the PRC tax authorities from 2010 through 2015 on non-transfer pricing matters, and from 2005 through 2015 on transfer pricing matters.

The current and deferred portion of income tax (expenses) benefits included in the consolidated statements of operations were as follows:

	For the years ended December 31,
	2013	2014	2015
Current income tax expenses	$(1,200,896)	$(1,280,181)	$(363,081)
Deferred income tax benefits	555,133	109,664	179,990
	(645,763)	(1,170,517)	(183,091)

Reconciliation between the effective income tax rate and the PRC statutory income tax rate was as follows:

	For the years ended December 31,
	2013	2014	2015
PRC statutory tax rate	25%	25%	25%
Expenses not deductible for tax purposes	(2)%	1%	(1)%
Effect of different tax rate of subsidiary operations in other jurisdiction	(1)%	(1)%	(2)%
Change in valuation allowance	(23)%	(24)%	(21)%
Effect of change in tax rate on deferred tax assets/liabilities	1%	(1)%	(0)%
Expiration of net operating loss	—	—	(1)%
Recognition of the unrecognized tax benefit	(2)%	(3)%	(0)%
Effective tax rate	(2)%	(3)%	0%

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In US dollars, except share data, unless otherwise stated)

15. Taxation—(Continued)

The principal components of the Group’s deferred income tax assets and liabilities as of December 31, 2014 and 2015 were as follows:

	December 31,
	2014	2015
Deferred tax assets:
Allowance and reserves	$2,807,768	$3,973,199
Accrued expenses	1,683,185	738,298
Revenue recognition difference	343,377	162,322
Advertising expenses	4,420,265	1,765,847
YiyangYukang long-term assets reduction	812	—
Net operating losses	21,985,889	31,156,628
	$31,241,296	$37,796,294
Less: valuation allowance	(30,287,901)	(36,720,140)
	$953,395	$1,076,154
Deferred tax liabilities:
Unrealized gain on available-for-sale securities	(855,709)	(44,449,212)
	$(855,709)	$(44,449,212)
	$97,686	$(43,373,058)
Deferred tax assets were analyzed as:
Current	$953,395	$1,076,154
Deferred tax liabilities were analyzed as:
Non-current	(855,709)	(44,449,212)
	$(855,709)	$(44,449,212)
	$97,686	$(43,373,058)

As of December 31, 2015, the Group had tax losses carrying forward of $125,330,830. The tax losses will expire between 2016 and 2020 if they are not utilized.

The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, the Group believes it is not more-likely-than-not that the Group will realize the benefits of these deductible differences, thus an additional valuation allowance for approximately $9.2 million, $10.1 million and $6.4 million were recognized in 2013, 2014 and 2015, respectively. The remainder amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward periods are reduced.

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In US dollars, except share data, unless otherwise stated)

16. Other income, net

Other income (expenses) consisted of the following:

	For the years ended December 31,
	2013	2014	2015
Investment gain	308,160	—	—
Others	(58,836)	(446,662)	195,355

	$249,324	$(446,662)	$195,355

17. Loss per share

The computation of basic and diluted loss per ordinary share from operations for the years ended December 31, 2013, 2014 and 2015 was as follows:

	For the years ended December 31,
	2013	2014	2015
Numerator:
Net loss attributable to Acorn International, Inc. shareholders from operations—basic and diluted	$(39,895,878)	$(44,328,912)	$(40,158,654)

Denominator:
Weighted average ordinary shares outstanding—basic and diluted	84,115,169	82,690,613	79,226,404

loss per ordinary share:
Basic and diluted	$(0.47)	$(0.54)	$(0.51)

The Group had 3,235,482, 2,635,482 and nil outstanding stock options, SARs and RSUs outstanding in 2013, 2014 and 2015, respectively, which could have potentially diluted income per share in the future, but were excluded in the computation of diluted loss per share in 2013, 2014 and 2015, as the Group had net loss attributable to shareholders from operations in those periods.

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In US dollars, except share data, unless otherwise stated)

18. Mainland China contribution plan and profit appropriation

Employees of the Group in the PRC are entitled to retirement benefits calculated with reference to their salary basis upon retirement and their length of service in accordance with a PRC government-managed retirement plan. The PRC government is directly responsible for the payments of the benefits to these retired employees. The Group is required to make contributions to the government-managed retirement plan based on certain percentages of the employees’ monthly salaries. The amounts contributed by the Group were $2,671,372, $1,952,480 and $908,355 for the years ended December 31, 2013, 2014 and 2015, respectively.

In addition, the Group is required by law to contribute medical, unemployment, housing and other statutory benefits based on certain percentages of the employees’ monthly salaries. The PRC government is directly responsible for the payments of the benefits to these employees. The amounts contributed by the Group were $2,610,731, $1,968,199 and $963,160 for the years ended December 31, 2013, 2014 and 2015, respectively.

In accordance with relevant PRC Company Law and regulations and the Group’s Articles of Association, the Group’s PRC subsidiaries were required to appropriate 10% of their respective profit after taxation reported in their statutory financial statements prepared under the PRC GAAP to the statutory surplus reserve. The Group has statutory reserve balance of $7,674,602 and $8,291,403 as of December 31, 2014 and 2015, respectively. The appropriation of statutory surplus reserve will cease upon the balance of the statutory surplus reserve reaching 50% of the companies’ registered capital. The statutory surplus reserves may be used to make up losses or for conversion into the shareholders’ equity.

19. Commitments and contingencies

(A) Leases commitments

The Group leases certain office premises and buildings under non-cancelable leases. Rental expenses under operating leases for 2013, 2014 and 2015 were $2,753,740, $2,908,304 and $1,553,580, respectively.

As of December 31, 2015, future minimum lease payments under non-cancelable operating leases agreements were as follows:

2016	$673,659
2017	410,306
2018	285,973
2019	71,861
2020 and thereafter	36,959

$1,478,758

(B) Legal matters

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

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

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

The Group’s revenues are all generated from direct sales platform and nationwide distribution networks in the PRC. The revenues by each group of similar products are as follows:

	For the years ended December 31,
Product	2013	2014	2015
Electronic learning products	$40,902,630	$44,137,557	$24,637,772
Health products	10,098,466	9,876,415	8,101,683
Collectible products	29,642,629	15,413,624	5,646,352
Mobile phones	25,923,877	6,000,241	5,032,111
Kitchen and household	27,008,095	9,809,998	1,591,090
Fitness products	38,427,278	4,554,072	765,679
Cosmetics products	2,311,099	853,133	220,364
Consumer electronics products	807,764	61,161	88,811
Auto products	323,920	191,314	49,461
Other products	9,704,266	4,056,928	1,519,250

Total gross revenues	$185,150,024	$94,954,443	$47,652,573
Less: sales taxes	(439,144)	(199,721)	(106,962)

Total revenues, net	$184,710,880	$94,754,722	$47,545,611

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In US dollars, except share data, unless otherwise stated)

20. Segment and geographic information—(Continued)

The gross profit by segments is as follows:

Year ended December 31, 2013	Direct sales	Distribution sales	Total
Revenue, net	$136,416,423	$48,294,457	$184,710,880
Cost of revenue	57,445,266	35,046,146	92,491,412
Gross profit	$78,971,157	$13,248,311	$92,219,468

Year ended December 31, 2014	Direct sales	Distribution sales	Total
Revenue, net	$45,232,943	$49,521,779	$94,754,722
Cost of revenue	24,352,882	32,570,037	56,922,919
Gross profit	$20,880,061	$16,951,742	$37,831,803

Year ended December 31, 2015	Direct sales	Distribution sales	Total
Revenue, net	$19,405,793	$28,139,818	$47,545,611
Cost of revenue	13,388,423	21,498,735	34,887,158
Gross profit	$6,017,370	$6,641,083	$12,658,453

Geographic information

The Group operates in the PRC and all of the Group’s long-lived assets are located in the PRC.

In 2013, 2014 and 2015, no customer accounted for 10% or more of the Group’s net revenues.

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In US dollars, except share data, unless otherwise stated)

21. Related party transactions

In 2014 and 2015, the Group entered into a series of business cooperation with certain entities in which Mr. Robert W. Roche, a major shareholder, a director the executive chairman and CEO of Acorn International, owns substantial equity interests. The table below sets forth major related parties and their relationships with the Group:

Company Name	Relationship with the Group

Dreamstart (Hong Kong) Ltd., (“Dreamstart”)	Affiliate of CEO of the Group
China Branding Group (“ CBG”)	Affiliate of the Group
JG Fashion Group LLC (“JG Fashion”)	Affiliate of CEO of the Group
Ryecor China Investment Limited (“Ryecor”)	Affiliate of CEO of the Group
Acorn Composite Corporation (“Acorn Composite”)	Affiliate of CEO of the Group
Lu&co Consultancy Co., Ltd (“Lu&co”)	Affiliate of VP of the Group

Details of the transactions for the years ended December 31, 2014 and 2015 were as follows:

	For the years ended December 31,
	2013	2014	2015
Dreamstart	$—	$1,187,922	$1,611,256
CBG	$—	$391,800	$208,330
JG Fashion	$—	$309,473	$207,461
Lu&co	$—	$—	$9,402

During 2014 and 2015, the Group paid $1.2 million and $1.6 million respectively to Dreamstart for the use of the call center management system.

In 2014, the Group received advertising production, celebrity endorsement service from CBG and paid $0.4 million. In 2015, the Group paid $0.2 million as settlement of all previous dispute outstanding items, such as advertising production fee, loan receivable and lease receivable.

Lu&co, a company wholly owned by Ms. Jan Jie Lu, Business Operation Vice President of the Group, entered into a consultancy agreement with the Group on September 1, 2015 prior to Ms. Lu joining the Group. Under the agreement, the Group should pay Lu&co the consultancy fees of RMB15,000 per month for a term of 12 months. The agreement remains in effective after Ms. Lu became an employee of the Group. In 2015, the Group paid $9,402 to Lu&co in total.

In 2014 and 2015, the Group purchased fashion accessories such as shoes and handbags for Internet sales from JG Fashion and paid $0.3 million and $0.2 million, respectively.

Furthermore, the Group leased out vacant premises to CBG and provided administrative and human resources services to CBG in 2014. And the amount was then fully settled with CBG in 2015. Details of the transactions and balances for the years ended December 31, 2014 and 2015 were as follows:

	For the years ended December 31,
Other transactions with CBG	2013	2014	2015
Lease income	$—	$97,635	$—
Service income	$—	$48,818	$—

As of December 31, 2014 and 2015, the balance due from and due to related parties were as follows:

	December 31,
	2014	2015
Other receivables-CBG	$168,303	$—
Other receivables-Ryecor	$—	$77,597
Other payables-Mr. Robert W. Roche	$—	$924,757

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In US dollars, except share data, unless otherwise stated)

21. Related party transactions—(Continued)

The amount due from CBG as of December 31, 2014 is mainly contributed from the lease income and service income during 2014. Besides, on July 4, 2013, the Group provided a related party loan of $21,850 bearing interest at a rate of 7% per annum to CBG. The loan and the other receivable balance related to lease and service income were all settled in 2015.

The Group’s CEO Mr. Roche has incurred certain costs amounting to $ 924,757 on behalf and for the benefit of the Group for the purpose of securing the commercial and business interests of the Group during 2015 when Mr. Roche and Mr. Don Dongjie Yang (Ex-CEO), as well as various other shareholders, have been involved in an ongoing dispute with each other for the control of the Group’s strategic direction and the Group’s board of directors. The nature of the costs included the payroll expense, travelling expenses. Upon the settlement of the dispute, the Group’s board of directors approved to reimburse these costs and the Group accrued the liability due to Mr. Roche and recorded the amount in general and administrative expense for the year ended of December 31, 2015.

During 2015, other cash payment to related parties regarding the convertible loan is as followed (refer to Note 10):

	For the years ended December 31,
Cash payment to the related party (see Note 10)	2014	2015
Acorn Composite	$—	$1,870,547
Ryecor	$—	$1,154,386

On May 27, 2015, to facilitate the settlement among shareholders, the Group entered into a Transitional Services and Separation Agreement ("TSSA") with Mr. Don Dongjie Yang (Ex-CEO) to acquire all of his ordinary shares in the Group (6,518,656 ordinary shares) held by his wholly-own company, D.Y. Capital, for $750,000. The Group cancelled the shares upon repurchase. This was recorded as a repurchase and cancellation of ordinary shares in 2015.

22. Restricted net assets

Relevant PRC laws and regulations permit payments of dividends by the Group’s PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. As a result of these PRC laws and regulations, the Group’s PRC subsidiaries are restricted in their abilities to transfer a portion of their net assets either in the form of dividends, loans or advances, which restricted portion amounted to $56,560,142 as of December 31, 2015. This amount is made up of the registered equity of the Group’s PRC subsidiaries and the statutory reserves disclosed in Note 16. In addition, as a result of the Group’s restructuring effective January 1, 2005, retained earnings of $20,336,734 related to the pre-restructuring companies was unavailable for distribution as a normal dividend to Acorn International in accordance with relevant PRC laws and regulations.

23. Subsequent events

From January 2016, the Group started to sell its shares in Yimeng. Till April 30, 2016, the Group sold about 5.9 million shares, with the cash consideration amount of RMB 94.6 million, and the remaining shares are about 39.3 million shares.

On April 8, 2016, the Group granted 2,800,000 Restricted Shares under the 2006 Plan to Jacob Fisch, President of the Group. The grant include time-based shares of 1,800,000 shares, among which 600,000 shares vested on April 8, 2016 and the remaining shares shall vest in two installments on May 4, 2016 and 2017, respectively, and performance-based shares of 1,000,000 shares which shall vest upon certain performance targets being met. As of the date of this annual report, 400,000 performance-based shares have been vested as one performance target was met.

ADDITIONAL INFORMATION—FINANCIAL STATEMENT SCHEDULE I

ACORN INTERNATIONAL, INC.

These financial statements have been prepared in conformity with accounting principles generally accepted in the United States.

FINANCIAL INFORMATION OF PARENT COMPANY

BALANCE SHEETS

(In US dollars, except share data)

	December 31,
	2014	2015
Assets
Current assets:
Cash and cash equivalents	$4,928,041	$2,113,203
Other current assets	88,420	112,808
Amounts due from subsidiaries	8,881,560	5,702,990

Total current assets	13,898,021	7,929,001
Investments in subsidiaries	86,826,444	170,889,687
Convertible loan	—	2,010,838
Total assets	$100,724,465	$180,829,526

Liabilities and equity
Current liabilities:
Other current liabilities	$206,414	$1,717,051
Amount due to subsidiaries	849,784	792,257
Current portion of long-term debt	8,506,324	—
Total current liabilities	9,562,522	2,509,308
Total liabilities	9,562,522	2,509,308

Equity:
Ordinary shares ($0.01 par value; 100,000,000 shares authorized, 95,237,174 and 89,018,518 shares issued and 82,749,791 and 76,531,135 shares outstanding as of December 31, 2014 and 2015, respectively)	952,372	890,185
Additional paid-in capital	161,924,810	161,308,330
Accumulated deficits	(86,190,592)	(126,349,246)
Accumulated other comprehensive income	34,584,804	162,580,400
Treasury stock, at cost (12,487,383 and 12,487,383 shares as of December 31, 2014 and 2015, respectively)	(20,109,451)	(20,109,451)
Total equity	91,161,943	178,320,218
Total liabilities and equity	$100,724,465	$180,829,526

FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF OPERATIONS

(In US dollars)

	For the years ended December 31,
	2013	2014	2015
Operating expenses:
Other selling and marketing expenses	$640	$357	$207,461
General and administrative expenses	1,131,520	1,888,954	2,638,398
Total operating expenses	1,132,160	1,889,311	2,845,859
Loss from operations	(1,132,160)	(1,889,311)	(2,845,859)
Other expenses	(113,301)	(189,653)	112,848
Loss before income taxes	(1,245,461)	(2,078,964)	(2,733,011)
Income taxes	—	—	—
Equity in losses of subsidiaries	(38,650,417)	(42,249,948)	(37,425,643)
Net loss of Acorn International, Inc. shareholders	$(39,895,878)	$(44,328,912)	$(40,158,654)

FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF COMPREHENSIVE LOSS

(In US dollars, except share data)

	For the years ended December 31,
	2013	2014	2015
Net loss	$(39,895,878)	$(44,328,912)	$(40,158,654)
Other comprehensive income, net of tax
Foreign currency translation adjustments	4,564,209	(700,108)	(2,933,003)
Comprehensive loss of Acorn International, Inc.	(35,331,669)	(45,029,020)	(43,091,657)

FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF CASH FLOWS

(In US dollars)

	For the years ended December 31,
	2013	2014	2015
Operating activities:
Net loss attributable to Acorn International, Inc. shareholders	$(39,895,878)	$(44,328,912)	$(40,158,654)
Share-based compensation	446,412	428,000	71,333
Equity in losses of subsidiaries	38,650,417	42,249,948	37,425,643
Accrued interests on long-term debt	152,931	4,126	—
Accrued interests on convertible loan	—	—	(140,291)
Changes in operating assets and liabilities:
Other current assets	19,260	(19,267	(24,389)
Other current liabilities	(72,509)	(48,564	1,135,638
Net cash used in operating activities	$(699,367)	$(1,714,669)	$(1,690,720)

Investing activities:
Cash received from capital deduction of YiyangYukang	—	3,056,479	—
Cash paid for convertible loan	—	—	(1,870,547)
Dividend received	—	—	6,506,710
Net cash provided by investing activities	$—	$3,056,479	$4,636,163

Financing activities:
Increase in long-term debt	8,450,000	—	—
Repayment of Long-term debt	—	—	(8,506,324)
Amounts due from subsidiaries	—	27,643	3,178,570
Amounts due to subsidiaries	—	849,784	(57,527)
Repurchase of ordinary shares	(8,645,505)	—	(375,000)
Net cash used in financing activities	$(195,505)	$877,427	$(5,760,281)
Net increase (decrease) in cash and cash equivalents	$(894,872)	$2,219,237	$(2,814,838)
Cash and cash equivalents at the beginning of the year	3,603,676	2,708,804	4,928,041
Cash and cash equivalents at the end of the year	$2,708,804	$4,928,041	$2,113,203

FINANCIAL INFORMATION OF PARENT COMPANY

Note to Schedule I

1) Schedule I has been provided pursuant to the requirements of Rule 12-04(a) and 5-04(c) of Regulation S-X, which require condensed financial information as to the financial position, changes in financial position and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year.

2) As disclosed in Note 1 to the consolidated financial statements, the Company was incorporated in the British Virgin Islands (“BVI”) on March 4, 2004 to be the holding company of the Group. The Group is an integrated multi-platform marketing company in China which develops, promotes and sells products. The Group’s two primary sales platforms are integrated direct sales and a nationwide distribution network. Direct sales platforms include outbound marketing platform (which until early 2015 included TV direct sales) and Internet sales platform.

3) The condensed financial information has been prepared using the same accounting policies as set out in the consolidated financial statements except that the equity method has been used to account for investments in its subsidiaries and VIE. For the parent company, the Company records its investments in subsidiaries and VIE under the equity method of accounting as prescribed in ASC 323, Investments-Equity Method and Joint Ventures .. Such investments are presented on the Condensed Balance Sheets as “Investment in subsidiaries and VIE” and the subsidiaries and VIE’ profit or loss as “Equity in income/loss of subsidiaries” on the Condensed Statements of Comprehensive Loss. Ordinarily under the equity, an investor in an equity method investee would cease to recognize its share of the losses of an investee once the carrying value of the investment has been reduced to nil absent an undertaking by the investor to provide continuing support and fund losses. For the purpose of this Schedule I, the parent company has continued to reflect its share, based on its proportionate interest, of the losses of subsidiaries and VIE regardless of the carrying value of the investment even though the parent company is not obligated to provide continuing support or fund losses.

4) As of December 31, 2014 and 2015, there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or redemption requirements of redeemable stocks or guarantees of the Company. Nil, nil and $6,506,710 dividend was paid by the Company's subsidiaries to the Company in 2013, 2014 and 2015.

* * *

ADDITIONAL INFORMATION—FINANCIAL STATEMENT SCHEDULE II

ACORN INTERNATIONAL, INC.

VALUATION AND QUALIFYING ACCOUNTS

Description	Balance at Beginning of Year	Charged to Costs and Expenses	Write-off	Balance at End of Year

Allowance for accounts receivable
-2015	$3,127,348	$2,270,818	$—	$5,398,166
-2014	$3,508,859	$(180,039)	$(201,472)	$3,127,348
-2013	$4,127,947	$(16,491)	$(602,597)	$3,508,859
Allowance for prepaid advertising expenses
-2015	$—	$1,107,706	$—	$1,107,706
-2014	$—	$—	$—	$—
-2013	$—	$—	$—	$—
Allowance for prepaid expenses and current assets
-2015	$127,192	$478,253	$—	$605,445
-2014	$127,653	$(461)	$—	$127,192
-2013	$123,823	$3,830	$—	$127,653
Allowance for deferred tax assets
-2015	$30,287,901	$5,369,693	$—	$35,657,594
-2014	$20,170,712	$10,117,189	$—	$30,287,901
-2013	$10,984,254	$9,186,458	$—	$20,170,712

