Form 20-F
period 2016-12-31
Acorn International, Inc.
filed 2017-05-15
CIK 1365742

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ________________

For the transition period from                                                           to

Commission file number: 001-33429

Acorn International, Inc.

(Exact name of Registrant as
specified in its charter)

Not applicable

 (Translation of Registrant’s name into
English)

Cayman Islands

(Jurisdiction of incorporation or
organization)

19/F, 20th Building, 487 Tianlin Road, Shanghai 200233

(Address of principal executive
offices)

Geoffrey Weiji Gao, geoffrey.gao@chinadrtv.com, 86-21-5151 8888

19/F, 20th Building, 487 Tianlin Road, Shanghai

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing twenty ordinary shares, par value $0.01 per share	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 75,406,875.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes    ☒ No

If this report is an annual or transaction report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes    ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes    ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☒ Yes    ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer," accelerated filer,” and "emerging growth company" in Rule 12b-2 of the Exchange Act:

Large accelerated filer ☐    Accelerated filer ☐  Non-accelerated filer ☒ Emerging growth company ☐

 If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.    ☐

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

This annual report on Form 20-F includes our audited consolidated statements of operations data for the years ended December 31, 2014, 2015 and 2016, and audited consolidated balance sheet data as of December 31, 2015 and 2016.

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

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts are forward-looking statements based on our current expectations, assumptions, estimates and projections about us and our industry. These statements involve known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” which may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward- looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigations Reform Act of 1995. In some cases, these forward-looking statements can be identified by words or phrases such as “aim”, “anticipate”, “believe”, “continue”, “estimate”, “expect”, “intend”, “is/are likely to”, “may”, “plan”, “potential”, “will” or other similar expressions. The forward-looking statements included in this annual report relate to, among others:

•	anticipated operating results for 2017;

•	our ability to reduce our operating losses, generate cash flows and fund our operations;

•	our goals and strategies, and our success in developing our business model;

•	expected trends in our e-commerce channels, our direct sales platform and our distribution network, and in our margins and certain cost or expense items as a percentage of our net revenues;

•	our future business development, financial condition and results of operations;

•	our ability to introduce successful new products and attract new customers;

•	our ability to maintain and build our brand and revenue for our direct sales products, particularly following our decisions to terminate the purchase of TV airtime for TV direct sales;

•	our ability to manage our featured product lines;

•	competition from companies in a number of industries, including internet companies that provide direct sales marketing in China for consumer products;

•	our ability to effectively control our cost of sales and efficiently access media channels;

•	PRC governmental policies and regulations relating to our businesses;

•	general economic and business condition in China and elsewhere; and

•	assumptions underlying or related to any of the foregoing.

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

The following selected consolidated statements of operations data for the three years ended December 31, 2014, 2015 and 2016, and the selected consolidated balance sheet data as of December 31, 2015 and 2016, have been derived from our audited consolidated financial statements for the years ended December 31, 2014, 2015 and 2016, and are included elsewhere in this annual report. Our selected consolidated statements of operations data for the years ended December 31, 2012 and 2013, and our consolidated balance sheet data as of December 31, 2012, 2013 and 2014, have been derived from our audited consolidated financial statements that are not included in this annual report. Our selected consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. Our historical results for any period are not necessarily indicative of results to be expected for any future period. The selected consolidated financial data should be read in conjunction with those consolidated financial statements and related notes and Item 5, “Operating and Financial Review and Prospects” in this annual report.

	For the years ended December 31,
	2012	2013	2014	2015	2016
	(in thousands, except share and per share data)
Condensed Consolidated Statements of Operations Data
Revenues:
Direct sales, net	$193,615	$136,416	$45,233	$19,406	$13,833
Distribution sales, net	48,959	48,295	49,522	28,140	10,695
Total revenues, net	242,574	184,711	94,755	47,546	24,528

Cost of revenues:
Direct sales	96,472	57,445	24,353	13,388	2,728
Distribution sales	35,475	35,046	32,570	21,499	9,244
Total cost of revenues	131,947	92,491	56,923	34,887	11,972
Gross profit	110,627	92,220	37,832	12,659	12,556

Operating (expenses) income:
Advertising expenses	(58,338)	(51,731)	(16,233)	(2,204)	(24)
Other selling and marketing expenses
	(50,346)	(54,874)	(40,177)	(25,185)	(12,970)
General and administrative expenses(1)
	(27,071)	(30,681)	(28,417)	(27,839)	(16,437)
Other operating income, net	3,277	2,615	2,121	1,712	7,607
Total operating expenses	(132,478)	(134,671)	(82,706)	(53,516)	(21,824)
Loss from operations	(21,851)	(42,451)	(44,874)	(40,857)	(9,268)
Other income , net	5,755	3,394	1,954	1,017	18,138
Income tax expense	(1,822)	(646)	(1,171)	(183)	(4,593)
Equity in losses of affiliates	—	(206)	(235)	(227)	(868)
Net income (loss)(2)(3)	(17,918)	(39,908)	(44,326)	(40,250)	3,409
Net income (loss) attributable to non-controlling interests	8	(12)	3	(91)	(29)
Net income (loss) attributable to Acorn International, Inc. shareholders	(17,926)	(39,896)	(44,329)	(40,159)	3,438
Income (loss) per ordinary share:
Basic and Diluted	$(0.20)	$(0.47)	$(0.54)	$(0.51)	$0.05
Weighted average number of shares used in calculating income (loss) per ordinary share
Basic	89,965,979	84,115,169	82,690,613	79,226,404	75,600,700
Diluted	89,965,979	84,115,169	82,690,613	79,226,404	75,600,700

	As of December 31,
	2012	2013	2014	2015	2016
	(in thousands)
Condensed Consolidated Balance Sheet Data
Cash and cash equivalents	$90,975	$82,552	$34,686	$12,147	$25,506
Prepaid advertising expenses	8,563	3,215	6,162	475	11
Total assets	207,397	175,354	125,732	240,719	133,320
Deferred revenue	904	787	667	548	381
Total liabilities	27,596	39,082	34,060	62,006	33,810
Ordinary shares	946	949	952	890	918
Additional paid-in capital	161,057	161,500	161,925	161,308	161,938
Retained earnings	(1,966)	(41,862)	(86,191)	(126,349)	(122,911)
Accumulated other comprehensive income	30,721	35,285	34,585	162,580	80,865
Treasury stock	(11,464)	(20,109)	(20,109)	(20,109)	(21,640)
Non-controlling interests	507	509	510	392	340
Total equity	179,801	136,272	91,672	178,713	99,510
Total liabilities and equity	$207,397	$175,354	$125,732	$240,719	$133,320

Note:  Accumulated other comprehensive income in 2016 primarily reflects our unrealized gain on available-for-sales securities. See Notes 8 and 9 to our audited financial statements included elsewhere in this annual report.

	For the years ended December 31,
	2014	2015	2016
	(in thousands, except percentages)
Selected Operating Data
Number of inbound calls generated through direct sales platforms	1,204	92	—
Conversion rate for inbound calls to product purchase orders	13.0%	11.5%	—%
Total TV direct sales program minutes	131	3	—

Note:  Beginning in 2014, we reduced our TV advertising purchases for infomercials and in the first quarter of 2015 we discontinued our TV direct sales operations.

(1)	Includes share-based compensation of:

	For the years ended December 31,
	2012	2013	2014	2015	2016
			(in thousands)
General and administrative expenses	$(424)	$(446)	$(428)	$(71)	$(658)

(2)	Includes:

		For the years ended December 31,
	2012	2013	2014	2015	2016
			(in thousands)
Share-based compensation	$(424)	$(446)	$(428)	$(71)	$(658)

(3)	Net income (loss) for the periods presented reflect effective tax rates, which may not be representative of our long- term expected effective tax rates in light of the tax holidays and exemptions enjoyed by certain of our PRC subsidiaries and our consolidated affiliated entities. See Item 5.A, “Operating and Financial Review and Prospects—Operating Results—Taxation”.

Exchange Rate Information

We have published our financial statements in U.S. dollars. Our business is primarily conducted in China and substantially all of our revenues are denominated in Renminbi. Periodic reports will be made to shareholders and will be expressed in U.S. dollars using the then current exchange rates. The conversion of Renminbi into U.S. dollars in this annual report is based on the official base exchange rate published by the People’s Bank of China. Monetary assets and liabilities denominated in Renminbi are translated into U.S. dollars at the rates of exchange as of the balance sheet date; equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the year as published by the People’s Bank of China. Unless otherwise noted, all translations from Renminbi to U.S. dollars in this annual report were made at $1.00 to RMB6.937, which was the prevailing rate on December 31, 2016. The prevailing rate on May 11, 2017 was $1.00 to RMB6.9051. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

The following table sets forth various information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you.

Period	Noon Buying Rate
	Period End	Average(1)	Low	High
	(RMB per U.S. Dollar)
2012	6.2855	6.3085	6.3495	6.2670
2013	6.0969	6.1896	6.2898	6.0969
2014	6.1190	6.1428	6.1710	6.0930
2015	6.4936	6.2284	6.4936	6.1079
2016	6.9370	6.6529	6.4564	6.9508
October	6.7641	6.7303	6.6513	6.6908
November	6.8865	6.8402	6.7491	6.9168
December	6.9370	6.9198	6.8575	6.9508
2017
January	6.8588	6.8907	6.8331	6.9526
February	6.8750	6.8694	6.8458	6.8898
March	6.8993	6.8940	6.8701	6.9125
April	6.8931	6.8844	6.6851	6.9042
May (through May 11, 2016)	6.9051	6.8974	6.8884	6.9066

(1)	Annual average for any given year is calculated by using the average of the exchange rates on the end of each month during such year. Monthly average for any given month is calculated by using the average of the daily rates during such month.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risks Relating to Our Business and Industry

If various measures to reduce operating expenses or generate additional cash flows are unsuccessful, we may continue to experience significant net losses and negative cash flows. Moreover, we believe we must achieve operating profitability in order to position the business for long term sustainable success.

We had a net loss of approximately $39.9 million, $44.3 million and $40.2 million in 2013, 2014 and 2015, respectively. While we had net income of approximately $3.4 million in 2016, our operating loss was around $9.3 million and we achieved profitability only due to other income of approximately $17.7 million, which resulted primarily from sales of approximately 8 million shares in Yimeng Software Technology Co., Ltd. In our 2014 annual report filed with the U.S. SEC in May 2015, we indicated that there was substantial doubt as to our ability to continue as a going concern. In response, we began implementing, a series of initiatives, some of which are ongoing, designed to liquidate our non-core assets, stabilize our core businesses, reduce our expenses and losses, and generate additional cash flow. Our liquidity position improved in 2015 and 2016, in part due to these measures, allowing us to realize our assets and satisfy our liabilities in the normal course of business. Nonetheless, a number of these measures continued during this time. Among other related actions:

•	in 2015 and 2016, we sold a number of non-core properties in Shanghai and Beijing for a total consideration of approximately $14.5 million;

•	we are negotiating for a potential transfer of our land use rights to a piece of land in the Qingpu district of Shanghai and selling a warehouse and factory constructed by us which is located on that land;

•	in the first quarter of 2015, we discontinued our TV direct sales channel and related TV adverting time purchases in response to various increasingly restrictive PRC regulations on TV advertising time (in 2014 we had already began reducing our TV advertising expenditures in response to increasing PRC regulation and TV advertising pricing);

•	we consolidated our four call center facilities into one call center in Wuxi, China with significant related headcount reductions;

•	in 2016 and the first four months of 2017, we have sold approximately 12.6 million shares in Yimeng Software Technology Co., Ltd. for aggregate consideration of RMB190.7 million, or $27.5 million; and

•	we have subleased excess warehouse space to third parties, resulting in a decrease in associated costs and an increase in other operating income in 2015 and 2016.

Our ability to achieve and maintain profitability and positive cash flow from operating activities depends on various factors, including our ability to grow revenue and control our costs and expenses, the effectiveness of our selling and marketing activities, consumer acceptance of our products and the growth and maintenance of our customer base. We may fail to achieve or sustain profitability or positive cash flow from operating activities. See “Operating and Financial Review and Prospects—A. Operating Results—Overview” and “—B. Liquidity and Capital Resources.”

We do not believe our 2015 and 2016 results of operations are comparable to our historical operating results or are necessarily a reliable indicator of our future operating results, making it difficult for you to evaluate our business or future prospects; our 2017 total net revenues may be lower than 2016 total net revenues.

Our 2015 and 2016 operating results were impacted by, among other factors, our decision to deemphasize our TV direct sales channel beginning in 2014 and then to discontinue those operations in the first quarter of 2015; the decline in sales of our electronic learning products in the face of intense competition, which was partially offset by increased sales of our Babaka branded posture correction products; our cash generation and cost cutting efforts and related charges and expenses; the streamlining of our business model; and the legal dispute between two groups of our shareholders relating to the management and direction of our company and the related diversion of our management’s attention from our business and litigation-related prohibitions on our pursuing transactions outside our ordinary course of business. Our 2017 results may be impacted by these events and our ongoing efforts to evolve our business model.

Historically, a significant portion of our revenues were generated through TV direct sales and one of our largest expenses was our purchase of TV advertising time (which typically was 90% dedicated to TV infomercial time). Consistent with deemphasizing in 2014, and then discontinuing in the first quarter of 2015, our TV direct sales channel, TV direct sales revenues decreased from $5.7 million in 2014 to $0.3 million in 2015 and further to nil in 2016 (or approximately 6.0%, 0.7% and nil of our total gross revenues in those periods). We also believe that product sales through our distribution channel are also adversely impacted by decreased advertising expenditures.

More recently, sales of our electronic learning products had decreased significantly from $44,137,557 in 2014 to $24,637,772 in 2015, representing 46.5% and 51.7%, respectively, of our total gross revenues in those years. However, due to intense competition and other factors, sales of our electronic learning products declined to $8,071,401 in 2016, representing only 32.8% of our total gross revenues in that year. While these declines were partially offset in 2016 by increased sales of our Babaka branded posture correction products, we cannot assure you this trend will continue.

Our 2016 operating results include various charges and expenses in connection with efforts to generate cash and cut costs, including approximately $1.5 million of severance costs in connection with our headcount reductions.

In addition, as a result of the shareholder dispute that is more generally described in “Item 8A Financial Information—Consolidated financial statements and other financial information—Legal Proceedings”, we incurred substantial direct costs associated with ongoing legal proceedings in the Cayman Islands, including fees and expenses of various professionals to advise us on this matter, including legal advisors, as well as substantial indirect costs to us resulting from the dispute, including potentially (in some cases), but not limited to derivative law suits in China separate from but related to the dispute, inappropriate severance payments, excess payment to third-party vendors and suppliers, distraction of management and staff from the core business to focus, and lost opportunities. We estimate that the total direct costs associated with the legal proceedings related to the shareholder dispute were approximately $0.4 million for 2015. Although the shareholder dispute was generally resolved in May 2015, on December 1, 2016, we filed a related action in the Grand Court of the Cayman Islands against Mr. Andrew Yan and two other directors for damages resulting from breach of fiduciary duties and related misconduct and mismanagement, and initially will face further expenses in relation to this action, although we have asked the Court to award costs. Furthermore, we may experience ongoing related disputes or expenses.

As more fully described below under “Historical disputes regarding control of our strategic direction and control of our board of directors could adversely impact our business, operating results and prospects” and in “Item 7 Major Shareholders and Related Party Transactions—Related Party Transactions— Transitional Services and Separation Agreement”, we entered into settlement arrangements with Mr. Yang and Mr. Roche and exchanged certain liability releases. Other than those arrangements, we have not entered into any agreements settling any claims or provided or received any releases from any of the directors or shareholders involved in the dispute with respect to the matters leading up to or resulting from the dispute. We may be subject to indemnification claims or legal proceedings with respect to these matters which may result in corresponding fees and expenses (including attorney’s fees) which would negatively impact our future financial results.

The overall impact of these events on our future operating results depends on, among other things, our success in reshaping our business model, our ability to promote our products through our other existing platforms and distribution networks, and our ability to establish new direct sales platforms or distribution networks.

Our evolving business model and the evolution of China’s direct sales industry makes it difficult to evaluate our business and future prospects.

Our business model has varied throughout our operating history in response to changes in the direct sales industry and the regulatory environment in China. In response to regulatory changes our direct sales model now consists of primarily outbound marketing and Internet sales. Also, as the direct sales industry has evolved we have begun to focus on sourcing other branded products to complement our own proprietary-branded product lines, including Ozing electronic learning products and Youngleda health products for distribution through our direct sales channel and our distribution channel.

The evolution of our business model makes it difficult for you to evaluate our business and future prospects. Our longer term goal is to become one of the leading direct marketing and branding companies in China that markets and distributes our proprietary, self-owned brands and products as well as well-established and promising new third-party brands and products. To achieve this goal, we need to continue to grow our business across platforms and product lines. Our ability to successfully implement our strategy is subject to various risks and uncertainties, including:

•	our relatively short history in the Internet business;

•	dramatic changes in success levels of our different brands from year to year, e.g., from Ozing electronic learning products last year to BABAKA branded posture correction products this year;

•	our ability to maintain awareness of our brands, generate sales and develop customer loyalty through our direct sales platform, particularly following our termination of TV direct sales in early 2015;

•	our ability to anticipate and adapt to new media platforms and technological developments;

•	changes in government regulations, industry consolidation and other significant competitive and market dynamics;

•	our ability to upgrade our technology or infrastructure to keep pace with our current and future direct sales platforms; and

•	the potential need in the future for additional capital to finance our expansion of these business operations, which may not be available on reasonable terms or at all; and

•	the need to recruit additional skilled employees, including technicians and managers at different levels.

There can be no assurance that we will be able to effectively manage these risks or execute our business strategies, which could have a material adverse effect on our growth, results of operations and business prospects.

Our operating results fluctuate from period to period, making them difficult to predict.

Our operating results are highly dependent upon, and will fluctuate based on, the following product-related factors:

•	the mix of products selected by us for marketing through our direct sales platforms and our nationwide distribution network and their average selling prices;

•	Declining impact of historical large TV marketing spend on our primary products as time passes and we are no longer marketing on TV;
•	Positive and negative publicity about our products and our company generally;

•	new product introductions by us or our competitors and our ability to identify new products;

•	the availability of competing products and possible reductions in the sales price of our products over time in response to competitive offerings or in anticipation of our introduction of new or upgraded offerings;

•	seasonality with respect to certain of our products, such as our electronic learning products, for which sales are typically higher around our first and third fiscal quarters corresponding with the end and beginning of school semesters in China, respectively;

•	the market of certain featured products becoming saturated over time;

•	discounts offered to our distributors as part of incentive plans to stimulate sales;

•	the success of our distributors in promoting and selling our products locally;

•	the potential negative impact distributor sales may have on our own direct sales efforts; and

•	depletion of our pool of quality names or data for outbound marketing.

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

In July 2015, Yimeng listed on the NEEQ and at December 31, 2016 our 8.5% ownership stake in Yimeng was valued at $74.7 million.   During 2017, we continued to sell Yimeng shares on the NEEQ.  Through April 30, 2017, we reduced our ownership stake in Yimeng to 7.5% and at such date our remaining ownership stake (consisting of approximately 32.7 million Yimeng shares) was valued at $66.8 million. Our management will consider additional sales of Yimeng shares as it deems appropriate.

The NEEQ is a new over-the-counter (OTC) market in China listing companies not otherwise eligible for listing on China’s other markets including the Shanghai and Shenzhen Main Boards.  Both the NEEQ and Yimeng’s shares on the NEEQ have experienced significant volatility and limited liquidity.   On March 28, 2017, Yimeng announced that it is temporarily halting the trading of its stock on NEEQ in anticipation of a potential material event and is expected to resume trading no later than June 28, 2017. We may be unable to sell our Yimeng shares at prices equal to the then-quoted price and or in desired volumes. Sales of Yimeng shares by us or others could also impact the price of Yimeng shares due to the limited trading volume. Actions by Yimeng may also restrict our ability to sell Yimeng shares.   For example, Yimeng has publicly announced that it is engaged in a counseling period for listing on China’s Shanghai Mainboard.  As a result, with the permission of the Mainboard, Yimeng may de-list its shares on the NEEQ which could result in there being no potential public market for Yimeng shares for an extended period of time (possibly for as long as four years or longer).

If we are deemed an “investment company” under the U.S. Investment Company Act of 1940, it would adversely affect the price of our ADSs and ordinary shares and could have a material adverse effect on our business.

As of the date of this annual report, our assets include a 7.5% interest in Yimeng. This may be deemed to be “investment securities” within the meaning of the Investment Company Act of 1940, as amended. Our investment in Yimeng and other factors may cause us to be deemed to be an “investment company” under the Investment Company Act. As a foreign private issuer, we would not be eligible to register under the Investment Company Act, so if we are deemed to be an investment company within the meaning of the Investment Company Act, we would either have to obtain exemptive relief from the SEC or dispose of investments in order to fall outside the definition of an investment company. Additionally, we may have to forego potential future acquisitions of interests in companies that may be deemed to be investment securities within the meaning of the Investment Company Act. Failure to avoid being deemed an investment company under the Investment Company Act coupled with our inability as a foreign private issuer to register under the Investment Company Act could make us unable to comply with our reporting obligations as a public company in the United States and lead to our being delisted from the New York Stock Exchange, which would have a material adverse effect on the liquidity and value of our ADSs and ordinary shares.

Our best-selling featured product lines, such as our Babaka product line, have varied significantly but account for, and are expected to continue to account for, the substantial majority of our sales in the near term. Featured products sales may decline, these products may have limited product lifecycles, and we may fail to introduce new products to offset declines in sales of our featured products.

Over the three years ended in 2015, we became increasingly dependent on our electronic learning device product line which is one of our oldest product lines and accounted for 22.1%, 46.5% and 51.7% of our gross revenue in 2013, 2014 and 2015. However, due to intense competition and other factors, sales of our electronic learning products declined in 2016, representing only 32.8% of our total gross revenues last year. While these declines were partially offset in 2016 by increased sales of our Babaka branded posture correction product, we cannot assure you this trend will continue. In addition, our five best-selling featured product lines accounted for 89.7%, 94.4% and 95.7% of our gross revenues in 2014, 2015 and 2016, respectively. Our featured products may fail to maintain or achieve sufficient consumer market popularity and sales may decline due to, among other factors, the introduction of competing products, entry of new competitors, customer dissatisfaction with the value or quality offered by our products, negative publicity or market saturation. Consequently, our future sales success depends on our ability to successfully identify, develop, introduce and distribute in a timely and cost- effective manner new and upgraded products.

Our product sales for a given period will depend upon, among other things, a positive customer response to our direct sales efforts, as well as the efforts of our distributors, our effective management of product inventory, the stage of our products’ lifecycles during the period or our add-on services provided in connection with our products. Positive customer responses depend on many factors, including the appeal of the products and services being marketed, the effectiveness of our direct sales platforms and the viability of competing products. Our new products may not receive market acceptance. In addition, from time to time, we experience delays in the supply of our products to customers due to production delays or shortages or inadequate inventory management, and we lose potential product sales as a result. Furthermore, during a product’s lifecycle, problems may arise regarding regulatory, intellectual property, product liability or other issues which may affect the continued viability of the product for sale.

If we fail to identify and introduce additional successful products, including those to replace existing featured products suffering from declining sales or approaching the end of their product lifecycle, our gross revenues may not grow or may decline and our market share and value of our brand may be materially and adversely affected. In addition, any change in the provision of our add-on services, such as the internet interactive services provided for our featured electronic learning products could materially and adversely affect the perception and acceptance of our products, which could materially and adversely affect our business, financial condition and results of operations.

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

 If we cannot offer appealing products on our websites or through our other direct sales platforms or distributors, our customers may purchase fewer products from us or stop purchasing products from us altogether. Our reputation may also be negatively impacted. If we do not anticipate, identify and respond effectively to consumer preferences or changes in consumer trends at an early stage, we may not be able to generate our desired level of sales. Failure to properly address these challenges may materially and adversely affect our business, financial condition and results of operations.

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

Our distribution sales account for a substantial portion of our net revenues. In 2014, 2015 and 2016, 52.3%, 59.2%, and 43.6% respectively, of our net revenues were generated through our distributors across China. Our largest distributor accounted for approximately 4.5%, 14.2%, and 6.0% of our gross revenues in 2014, 2015 and 2016, respectively. We do not maintain long-term contracts with our distributors. Maintaining relationships with existing distributors and replacing any distributor may be difficult or time consuming. In addition, we are in the process of rationalizing and streamlining our distribution network to adapt to our evolving business model. If we cannot negotiate favorable terms regarding our distribution agreement with our existing distributors, they may discontinue their relationships with us and we may not be able to identity and attract new distributors or find suitable replacement of our existing distributors. Our failure to maintain good relationships with our distributors could materially disrupt our distribution business and harm our net revenues.

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

We have limited ability to manage the activities of our distributors, who operate independently from us. In addition, our distributors or the retail outlets to which they sell our products may violate our distribution agreements with them or the sales agreements between our distributors and the retail outlets. Such violations may include, among other things:

•	failure to meet minimum sales targets for our products or minimum price levels for our products in accordance with relevant agreements;

•	failure to properly promote our products through local marketing media, including Internet and local print media, violation of our media content requirements, or failure to meet minimum required media spending levels;

•	selling products that compete with our products, including product imitations, or selling our products outside their designated territories, possibly in violation of the exclusive distribution rights of other distributors;

•	providing poor customer service of the after-sale repair or return; or

•	violating PRC law in the marketing and sale of our products, including PRC restrictions on advertising content or product claims.

In particular, we have discovered that some of the retail outlets to which our distributors sell our products are selling imitation products that compete with our products, such as our Ozing electronic learning product. Although we continue to rigorously monitor this situation and require our distributors to abide by their contractual obligation to eliminate any such violation by the retail outlets, we may be unable to police or stop violations such as the selling of imitation products by retail outlets.

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

Our business could be disrupted and our business prospects could be adversely affected if we were to lose the services of our co-founder, Mr. Robert W. Roche, our business could be further disrupted.

Mr. Roche has played an important role in the growth and development of our business since its inception. If Mr. Roche is unable or unwilling to continue in his present position, we may be unable to replace him easily or at all, our business could be severely disrupted, and our financial condition and results of operations could be materially and adversely affected. We do not maintain key-man life insurance on Mr. Roche.

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

During 2015, 2016 and continuing into 2017, we have effected a substantial reduction in our work force across all functions of our operations and restructured our senior management, which reductions are primarily driven by cost control efforts as well as restructuring and streamlining our business structure and operation. In addition, through voluntary attrition, certain key personnel have recently left, and we have yet to recruit replacements. The reductions and adjustments in our workforce and the loss of such key personnel could seriously harm the moral of existing employees and our ability to attract prospective employees in key areas of need or retain current key personnel in critical areas of operations, which could disrupt our business and operations and negatively affect our financial performance.

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

We rely on EMS, the largest national express mail service operated by the China Post Office, and certain local delivery companies such as Yuantong and Zhai-ji-song to deliver products sold through our direct sales platforms. EMS and local delivery companies made deliveries of products representing 11.3% and 36.4% of our sales in 2014, respectively, 16.4% and 24.4% of our sales in 2015, respectively, and 16.3% and 40.1% of our sales in 2016, respectively. Although we offer credit/debit card and other payment options for our customers, substantially all of the products that we sell through our direct sales platforms are delivered and paid for by customers on a cash-on-delivery, or COD, basis. We rely on EMS and local delivery companies to remit customer payment collections to us. Of the total attempted product deliveries by EMS and local delivery companies on a COD basis, approximately 68%, 54% and 45% were successful in 2014, 2015 and 2016, respectively. Reasons for delivery failure primarily include customer refusal to accept a product upon delivery or failure to successfully locate the delivery address. Although we continue to explore alternative payment methods and expand our credit card payment options, we expect to continue to be dependent on COD customer payments for the foreseeable future.

EMS typically requires two to three weeks to remit to us the COD payments received from our customers. Of our total accounts receivable balance as of December 31, 2014, 2015 and 2016, no single delivery company accounted for more than 10% of our total accounts receivables. In addition, from time to time, we have been required to write off certain EMS accounts receivable due to a difference between EMS’s collections according to our records and cash amounts actually received by EMS according to their records. The total amount of EMS-related accounts receivable written off in 2014 was approximately $0.2 million. While we did not record any write-off in connection with EMS-related accounts receivable in 2015 and 2016, we may be required to make such write-off in the future. We do not maintain a long-term contract with EMS or local delivery companies. Failure or inability to renew our contract with EMS or local delivery companies could disrupt our business and operations and negatively affect our financial performance.

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

Competition from current or future competitors could cause our products to lose market acceptance or require us to significantly reduce our prices or increase our promotional activities to maintain and attract customers. Many of our current or future competitors may have longer operating histories, better brand recognition and consumer trust, strong media management capabilities, better media and supplier relationships, a larger technical staff and sales force and/or greater financial, technical or marketing resources than we do. We face competition from the following companies operating in our value chain:

•	numerous domestic and international sellers of consumer branded products that sell their products in China and which compete with our products, such as our Youngleda health products which compete with Oxygen-generating devices from Yuwell, Ding Xiang, De Li Kang and other brands, and our mobile phone products which compete with similar products sold by local and international mobile phone manufacturers; and

•	other Internet and e-commerce companies in China that offer consumer products online via an Internet platform, such as Tmall, JD.COM, Dang Dang Wang and Yihaodian.

Interruption or failure of our telephone system and management information systems could impair our ability to effectively sell and deliver our products or result in a loss or corruption of data, which could damage our reputation and negatively impact our results of operations.

In 2015, we consolidated our four call centers into our call center located in Wuxi, China. In 2014, 2015 and 2016, approximately 47.9%, 29.7% and 14.5% of our total net revenues, respectively, were generated through our direct sales platforms with orders processed by our call centers. In 2014 and through early 2015, our call center relies heavily on our telephone and management information systems, or MIS, to receive customer calls at our call center, process customer purchases, arrange product delivery and assess the effectiveness of advertising placements and consumer acceptance of our products, among other things. We may experience difficulties or call center interruptions due to our consolidation activities. As our business evolves and our MIS requirements change, we may need to modify, upgrade and replace our systems. We work closely with third-party vendors and our related party vendors to provide telephone service tailored to our specific needs. We are and will continue to be substantially reliant on these third-party vendors for the provision of maintenance, modifications, upgrades and replacements to our systems. If these third-party vendors can no longer provide these services, it may be difficult, time consuming and costly to replace them. Any such modification, upgrading or replacement of our systems may be costly and could create disturbances or interruptions to our operations. Similarly, undetected errors or inadequacies in our telephone and MIS may be difficult or expensive to timely correct and could result in substantial service interruptions.

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

We collect and store personally identifiable information of our customers in our database through which we sell and market our products. We may not be able to prevent our employees or other third parties, such as hackers, criminal organizations, our external service providers and business partners, from stealing or leaking information provided by our customers to us. In addition, significant capital and other resources may be required to protect against security breaches or to alleviate problems caused by such breaches. The methods used by hackers and others engaged in online criminal activities are increasingly sophisticated and constantly evolving. Even if we are successful in adapting to and preventing new security breaches, any perception by the public that the privacy of customer information are becoming increasingly unsafe or vulnerable to attack could inhibit the growth of online business generally, which in turn may reduce our customers’ confidence and materially and adversely affect our business and prospects. Moreover, we are required to comply with laws and regulations in connection with protection of electronic personal information of our customers in China and we may be obligated to comply with the privacy and data security laws of foreign countries where our customers reside. With the promulgation of the PRC Cyber Security Law in November 7, 2016 and effective from June 1, 2017, we will face more stringent requirements to protect the personal information we collect from being divulged or tampered with. Failure to comply with such requirements will result in more severe administrative penalties. Our exposure to the PRC and foreign countries’ privacy and data security laws impacts our ability to collect and use personal data, increases our legal compliance costs and may expose us to liability. As such laws proliferate, there may be uncertainty regarding their application or interpretation, which consequently increases our exposure to potential compliance costs and liability. Even if a claim of noncompliance against us does not ultimately result in liability, investigating or responding to a claim may present significant costs and demands on our management.

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

We rely on a combination of patent, copyright, trademark and unfair competition laws, as well as nondisclosure agreements and other methods to protect our intellectual property rights. In particular, we rely on the trademark law in China to protect our product brands. We currently maintain 624 trademark registrations in China which expire between 2017 and 2025. We are in the process of extending the trademarks which are expected to expire in the near future. Separately, we are in the process of applying for registration or transfer of approximately 182 trademarks among our group companies in China. The legal regime in China for the protection of intellectual property rights is still at a relatively early stage of development. Despite many laws and regulations promulgated and other efforts made by China over the years to enhance its regulation and protection of intellectual property rights, private parties may not enjoy intellectual property rights in China to the same extent as they would in many western countries, including the United States, and enforcement of such laws and regulations in China has not achieved the levels reached in those countries. Although the PRC State Council approved the State Outlines on the Protection of Intellectual Property on April 9, 2008 in an effort to protect intellectual property, we shall keep on making endeavors to prevent the misappropriation of our intellectual property.

We may be unable to enforce our proprietary rights in connection with these trademarks before such registrations or transfers are approved by the relevant authorities and it is possible that such registrations or transfers may not be approved at all. In addition, manufacturers or suppliers in China may imitate our products, copy our various brands and infringe our intellectual property rights. We have discovered unauthorized products on e-commerce platforms and in the marketplace that are counterfeit reproductions of our products sold by the retailers within our nationwide distribution network and by third parties in retail stores and on websites. The counterfeit products that we found include our Babaka posture correction products, our Yierjian fitness products, Vibrashape fitness products, cosmetic products and our health products.

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

We have in the past been and in the future may again be, subject to intellectual property rights infringement claims by third parties, which could be time-consuming and costly to defend or litigate, divert our attention and resources, or require us to enter into licensing agreements. These licenses may not be available on commercially reasonable terms, or at all.

We have in the past been and in the future may again be, the subject of claims for infringement, invalidity, or indemnification relating to other parties’ proprietary rights. The defense of intellectual property suits, including copyright infringement suits, and related legal and administrative proceedings can be costly and time consuming and may significantly divert the efforts and resources of our technical and management personnel. Furthermore, an adverse determination in any such litigation or proceeding to which we may become a party could cause us to pay damages, seek licenses from third parties, pay ongoing royalties, redesign our products or become subject to injunctions, each of which could prevent us from pursuing some or all of our businesses and result in our customers or potential customers deferring or limiting their purchase or use of our products, which could materially and adversely affect our financial condition and results of operations.

We may from time to time be involved in legal or other disputes, or become a party to legal, administrative or other proceedings which, if adversely decided, could lead to significant liabilities and materially adversely affect us.

We may from time to time be involved in disputes with various parties involved in our daily operations, including but not limited to our suppliers, customers and distributors. These disputes may lead to legal, administrative or other proceedings to which we are a party, and defense of which may increase our expenses and divert management attention and resources. For example, in September 2015, Beijing Mai-La-Ke Technology Center, or the Mai-La-Ke, the previous holder of the trademark of our Oxygen-generating devices, filed a suitcase in the Haidian People’s Court in Beijing against Beijing Acorn Trade Co., Ltd and Beijing Acorn Younglide Science and Technology Co., Ltd., alleging that the two defendants should provide relevant data of selling our Oxygen-generating devices from November 2000 to November 2005 in order for them to claim for 50% of the net profit for the period based on a previous agreement with the two defendants. In July 25, 2016, the Haidian People’s Court in Beijing issued the first-instance judgment in which all claims raised by Mai-La-Ke were rejected. As of the date of this annual report, Mai-La-Ke has not appealed.

We were also the subject of the legal dispute between our shareholders as described immediately below.

Any adverse outcome in any legal, administrative or other similar proceedings that we are a party could lead to significant liabilities and could have a material adverse effect on our business, results of operations and financial condition.

Historical and ongoing disputes regarding control of our strategic direction and control of our board of directors could adversely impact our business, operating results and prospects.

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

On December 1, 2016, we filed a related action in the Grand Court of the Cayman Islands against Mr. Andrew Yan and two other directors for damages resulting from breach of fiduciary duties and related misconduct and mismanagement. More specifically, the complaint alleges that that the Defendants breached their fiduciary duties and are responsible for alleged misconduct in and/or mismanagement of our business resulting from, in addition to other actions outlined in the complaint, the wrongful removal of Mr. Roche as our chief executive officer, exposing us to contractual breach of contract claims, refusing to pursue valuable business opportunities and wrongful termination of certain employees resulting in unnecessary severance costs. Relief sought in connection with the alleged breach of fiduciary duties and misconduct and/or mismanagement consists of (i) initial monetary damage claims comprised of (x) US dollar denominated damages of approximately US$26,326,389.76, and (y) Renminbi denominated damages of approximately RMB 120,045,222 (equivalent to US$17,433,989.57 utilizing a conversion rate of 0.1452 as of November 30, 2016)), (ii) costs and (iii) such further or other relief as the Cayman Court considers just.

Mr. Robert Roche, our chief executive officer and executive chairman, is a significant shareholder, which makes it possible for him to have significant influence over the outcome of all matters submitted to our shareholders for approval and which influence may be alleged to conflict with our interests and the interests of our other shareholders.

As of April 30, 2017, members of Mr. Roche's family own directly, indirectly or through one or more trusts approximately 50.0% of our outstanding ordinary shares, giving Mr. Roche substantial influence over the outcome of all matters submitted to our shareholders for approval. Our current memorandum and articles of association provide that the chairman of our board of directors or any one or more shareholders who collectively own at least 30% of our outstanding ordinary shares may convene an EGM, or an extraordinary meeting of our shareholders, to vote on matters proposed for consideration at such EGM. As a 30.0% plus shareholder and chairman of our board of directors, Mr. Roche has the ability to unilaterally convene an EGM. This influence may conflict with the interests of our other shareholders. In addition, such concentration of ownership and influence by Mr. Roche may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their ADSs as part of any contemplated sale of our company and may reduce the price of our ADSs or could create actual or perceived governance instabilities that could adversely affect the price of our ADSs.

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

The manufacture and sale of our products, in particular, our oxygen generating in our health product category and e-learning product lines, and our sale of other parties’ products could each expose us to product liability claims for personal injuries. Also, if our products are deemed by the PRC authorities to fail to conform to product quality and personal safety requirements in China, we could be subject to PRC regulatory action. Violation of PRC product quality and safety requirements by our or others’ products sold by us may subject us to confiscation of the products, imposition of penalties or an order to cease sales of the violating products or to cease operations pending rectification. If the offense is determined to be serious, our business license could be suspended and imposition of criminal liabilities. Any product liability claim or governmental regulatory action could be costly and time-consuming to defend. If successful, product liability claims may require us to pay substantial damages. Also, a material design, manufacturing or quality failure in our and other parties’ products sold by us, other safety issues or heightened regulatory scrutiny could each warrant a product recall by us and result in increased product liability claims. Furthermore, customers may not use the products sold by us in accordance with our product usage instructions, possibly resulting in customer injury. All of these events could materially harm our brand and reputation and marketability of our products, divert our management’s attention and result in lower net revenues and increased costs.

Any disruption of our or our manufacturing service providers’ manufacturing operations could negatively affect the availability of our products and our net revenues derived therefrom.

We manufactured approximately 7.3% of the products we sell in terms of revenues in 2016, with the balance provided by third-party suppliers and manufacturers in China. We purchase the materials we need to manufacture our Youngleda health products from outside suppliers in China. We typically purchase all production materials, including critical components, on a purchase order basis and do not have long-term contracts with our suppliers.

We rely on the manufacturing services of third party suppliers to produce the substantial majority of our products, If we fail to develop or maintain our relationships with our suppliers, we may be unable to obtain our products, and we could be prevented from supplying our products to our customers in the required quantities. Problems of this kind could cause us to experience loss of market share and result in decreased net revenues. In addition, the failure of a supplier to supply materials and components that meet our quality, quantity and cost requirements in a timely manner could impair our ability to manufacture our products or increase our costs, particularly if we are unable to obtain these materials and components from alternative sources on a timely basis or on commercially reasonable terms.

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

As a public company in the United States, we are subject to provisions of the Sarbanes-Oxley Act of 2002. Section 404(a) of the Sarbanes-Oxley Act requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual reports on Form 20-F. In 2014, our management identified several material weaknesses in our internal controls over financial reporting. While our management concluded that these material weaknesses were remediated in 2015, and that our internal control over financial reporting was effective as of December 31, 2015 and December 31, 2016, there is no assurance that our management will conclude that our internal controls are effective in future periods. If we are unable to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud, which could result in a loss of investor confidence in the reliability of our reporting processes and could materially and adversely affect the trading price of our ADSs.

Our businesses and growth prospects are dependent upon the expected growth in China’s consumer retail markets. Any future slowdown or decline in China’s consumer retail markets could adversely affect our business, financial condition and results of operations.

Currently, all of our revenues are generated by sales of consumer products in China. Presently, the success of our business depends on the continued growth of China’s consumer retail markets. The consumer retail markets in China are characterized by rapidly changing trends and continually evolving consumer preferences and purchasing patterns and power. China’s consumer retail market is expected to grow in line with expected growth in consumer disposable income and the economy in China generally. However, projected growth rates for the Chinese economy and China’s consumer retail markets may not be realized. Any slowdown or decline in China’s consumer retail markets, or evolving consumer purchases and purchasing patterns away from our products, would have a direct adverse impact on us and could adversely affect our business, financial condition and results of operations.

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

For advertising related to certain types of our products, such as those products constituting medical devices and health related products, we and our distributors must also file the advertising content with the provincial counterpart of the China’s State Administration for Food and Drug, or SAFD, or other competent authorities, and obtain required permits and approvals for the advertising content from the SAFD or other competent authorities, in each case, before publication or broadcasting of the advertising. In addition, pursuant to the Food Safety Law of the PRC effective from June 1, 2009 and amended on April 24, 2015, the contents of food advertisements should be true and no disease-prevention or remedial function should be mentioned. We endeavor to comply, and encourage our distributors to comply, with such requirements. However, we and our distributors may fail to comply with these and other laws. Commencing on January 1, 2008, advertisements related to medical devices and health related foods are subject to the credit rating administration. The provincial counterpart of SAFD is responsible for collecting, recording, identifying and publishing the credit rating information of the advertiser. The credit rating of every advertiser will be categorized as one of good credit, dishonor credit or material dishonor credit and this rating is reviewed each year. An advertiser who receives a rating of dishonor credit or material dishonor credit may be ordered to improve its rating within a specified time limit and its business activities may be subject to special scrutiny if necessary. Therefore, any violations by us or our distributors relating to our oxygen generating devices may result in SAFD imposing on us or our distributors a dishonor credit or material dishonor credit rating. Our and our distributors’ past and any future violations and a dishonor credit or material dishonor credit rating imposed upon us, if any, could seriously harm our corporate image, product brands and operating results.

In addition, the PRC Advertising Law, as recently amended in April 2015, outlines the regulatory framework for the advertising industry and requires advertisers, advertising operators and advertising distributors to ensure that the contents of the advertisements they prepare or distribute are true and in full compliance with applicable laws and regulations. For example, pursuant to PRC Advertising Law, advertisements must not contain, among other prohibited contents, terms such as “the state-level”, “the highest grade”, “the best” or other similar words. In addition, where a special government review is required for certain categories of advertisements before publishing, the advertisers, advertising operators and advertising distributors are obligated to confirm that such review has been performed and the relevant approval has been obtained. Pursuant to the PRC Advertising Law, the use of internet to distribute advertisements shall not affect the normal use of the internet by users. Particularly, advertisements distributed on internet pages such as pop-up advertisements shall be indicated with conspicuous mark for “close” to ensure the close of such advertisements is possible by one click. Where internet information service providers know or should know that illegal advertisements are distributed using their services, they shall prevent such advertisements from being distributed. Violation of these regulations may result in penalties, including fines, confiscation of advertising income, orders to cease dissemination of the advertisements and orders to publish an advertisement correcting the misleading information. In the case of serious violations, the State Administration for Industry and Commerce or its local branches may force the violator to terminate its advertising operation or even revoke its business license. Furthermore, advertisers, advertising operators or advertising distributors may be subject to civil liability if they infringe on the legal rights and interests of third parties.

Moreover, government actions and civil claims may be filed against us for misleading or inaccurate advertising, fraud, defamation, subversion, negligence, copyright or trademark infringement or other violations due to the nature and content of our advertising produced by us or our distributors. We have been fined by the relevant authorities for certain advertising that was considered misleading or false by the authorities. Historically, such fines have not been significant and related investigations into our advertising practices did not consume significant amounts of our management resources. In some cases, we were required to accept product returns. However, it is possible that we may have to expend significant resources in the future in defending against such actions and these actions may damage our reputation, result in reduced net revenues, negatively affect our results of operations, and even result in our business licenses being suspended or revoked and in criminal liability for us and our officers and directors.

If the PRC government takes the view that we did not obtain the necessary approval for our acquisition of Shanghai Advertising under Guideline Catalog of Foreign Investment Industries (2004 Revision), we could be subject to penalties.

On September 24, 2007, we acquired 100% of the legal ownership of Shanghai Advertising, which had been one of our affiliated entities, through Shanghai Acorn Enterprise Management Consulting Co., Ltd., or Acorn Consulting. At the time of our acquisition, the advertising industry was a restricted industry for foreign investment under the Guideline Catalog of Foreign Investment Industries (2004 Revision). Strictly speaking, Acorn Consulting, as a domestic subsidiary of foreign invested enterprises, might have been required under PRC law to obtain the approval of the Ministry of Commerce, or MOFCOM, or its local counterpart to invest in restricted industries, such as the advertising industry. However, on October 31, 2007, the National Development and Reform Commission, or NDRC, and MOFCOM jointly issued the Guideline Catalog of Foreign Investment Industries (2007 Revision) which identified the advertising industry as permitted industry for foreign investment. On December 24, 2011 the NDRC and MOFCOM jointly issued the Guideline Catalog of Foreign Investment Industries (2011 Revision) as amended on March 10, 2015, under which the advertising industry continues to remain as permitted industry. As a permitted industry, approval of MOFCOM or its local counterpart is no longer required for a foreign invested enterprise or its domestic subsidiary to invest in advertising unless required by other specific PRC laws and regulations. Based upon the published interpretation on the website of Shanghai Foreign Investment Commission, or SFIC, MOFCOM’s local counterpart in Shanghai, and oral advice we received from SFIC prior to the acquisition, we believe that it was not necessary for us to seek such approval at the time when we made the acquisition. However, because our acquisition occurred prior to, yet approaching, the removal of the advertising industry from the restricted list for foreign investment, and we did not receive the approval of SFIC, we may be deemed not in strict compliance with the then effective rules and could be subject to penalties. We were advised by SFIC in an anonymous consultation prior to the acquisition that this acquisition was a purely domestic acquisition without any foreign-related issues. Based on the advice of SFIC, Pudong Administration of Industry and Commerce in Shanghai accepted the registration of such acquisition and issued a new business license to Shanghai Advertising on September 24, 2007. We understand that it is unlikely that we would be required by the PRC regulatory authorities, in particular SAIC and MOFCOM or their local counterparts, to seek such approval to make up for our deficiency, or that any penalties would be imposed upon us for failure to obtain such approval.

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

Direct investment by foreign investors in the advertising industry in China was previously subject to the Administrative Regulation on Foreign-Invested Advertising Enterprises jointly promulgated by MOFCOM and SAIC on March 2, 2004 and further revised on October 1, 2008. Under this advertising regulation, foreign investors are required to have had at least three years of experience in directly operating an advertising business outside of China before they may receive approval to own 100% of an advertising business in China. Foreign investors that do not have three years of experience are permitted to invest in advertising businesses, provided that such foreign investors have at least two years of direct operations in the advertising business outside of China and that such foreign investors may not own 100% of advertising businesses in China. Furthermore, all foreign invested advertising companies must obtain approval from SAIC or MOFCOM or their local counterparts. On June 29, 2015, the Administrative Regulation on Foreign-Invested Advertising Enterprises was abolished.

On September 24, 2007, we acquired 100% of the legal ownership of Shanghai Advertising, which had been one of our affiliated entities, through Acorn Consulting. Pudong Administration of Industry and Commerce in Shanghai did not require us to show that Acorn Consulting had the requisite years of operating experience in an advertising business outside of China either before or after it accepted the registration of the acquisition and issued a new business license to Shanghai Advertising. Furthermore, according to an anonymous consultation with SFIC, because our acquisition of Shanghai Advertising was completed through Acorn Consulting, a domestic subsidiary of a foreign invested enterprise, the acquisition was not subject to the requirement that foreign investors have the requisite years of operating experience in an advertising business outside of China.

Since our acquisition of Shanghai Advertising occurred prior to the revocation of Administrative Regulation on Foreign-Invested Advertising Enterprises, if the PRC government determines that our acquisition of Shanghai Advertising violated the then-effective requirements on foreign investment or re-investment in advertising businesses in China, as neither Acorn Consulting nor its shareholders had the requisite years of experience in the advertising industry required of foreign investors, we could be subject to severe penalties including among others, the revocation of the business licenses of our related subsidiaries, discontinuance of our advertising operations, the imposition of conditions with which we or our PRC subsidiaries may be unable to comply, or the restructuring of Shanghai Advertising. The imposition of any of these penalties could result in a material adverse effect on our ability to do business.

We may not fully comply with regulations on personal information protection which may subject us to administrative penalties.

Recently China has been imposing more stringent requirements on personal information protection. In particular, on December 28, 2012, the Standing Committee of the National People’s Congress promulgated the Decision on Strengthening Internet Information Protection, or Internet Information Protection Rules, which required that, among other things, internet service providers and other entities must obtain consent from relevant persons before collecting and using personal electronic information during business activities and must make public rules on collecting and using personal information; personal electronic information collected must be strictly kept confidential and must not be divulged, tampered with, damaged, sold or illegally provided to others; anyone is not allowed to send commercial electronic information to an recipient without his or her consent or request, or after he or she has given an explicit refusal. The MIIT promulgated Provisions on Protecting Personal Information of Telecommunications and Internet Users, or Personal Information Protection Rules, on July 16, 2013 which provides detailed rules for standards on collection and use of users’ personal information by telecommunications business operators and internet information service providers and security measures on protecting users’ personal information. In addition, the Law on the Protection of Consumers’ Rights and Interests amended on October 25, 2013 and effective from March 15, 2014 provides that business operators may not send commercial information to consumers without their consent or request, or after the consumers have expressly refused to receive such information. Furthermore, the Measures for Punishments against Infringements on Consumer Rights and Interests promulgated on January 5, 2015 and effective from March 15, 2015 provides that a business operator must refrain from any of the following acts: (i) collecting or using the consumers' personal information without the consent of the consumers; (ii) divulging, selling or illegally providing others with the consumers' personal information collected; and (iii) sending commercial information to consumers without their consent or request, or after the consumers have expressly refused to receive such information. On November 7, 2016, the Standing Committee of the National People’s Congress promulgated the PRC Cyber Security Law which, effective from June 1, 2017, imposes the following new requirements for the internet operators like us: (i) internet operators must notify the relevant consumers and the applicable government authority of the occurrence or potential occurrence of any divulging, damaging or loss of the personal information collected; and (ii) the internet operators must take proper measures to delete or correct the personal information collected at the request of the consumers whose personal information is used inappropriately or contains erroneous information. The PRC Cyber Security Law also increased the administrative punitive measures that the competent government authorities can take as well as the monetary penalty for any noncompliance.

During our business activities we have collected a large amount of our clients’ information, such as names, addresses and phone numbers and from time to time send to our clients’ promotion messages and mail in connection with our products through the contact information we have collected. After effectiveness of Internet Information Protection Rules, we have taken certain actions to comply with the requirements. However, given the limited interpretation on the rules, we cannot assure you that our business practices and the additional steps we take in response to the rules will be sufficient to fully comply with the Internet Information Protection Rules and the to-be-effective PRC Cyber Security Law, and that all of our clients’ personal information are legally collected and used and fully protected in all respects. If relevant competent governmental authority holds that our business activities have violated Internet Information Protection Rules, we may be subject to certain administrative penalties, such as fines, and confiscating illegal gains.

If we fail to obtain permits or approvals applicable to our release, broadcasting and transmission of e-books and video and audio programs and internet information service, we may incur significant financial penalties and other government sanctions.

During operation of our business, we post information, including e-books and video and audio programs on our www.hjx.com website operated by us for the purpose of enabling our customers’ downloads. Under applicable PRC laws, rules and regulations, the release, broadcasting and transmission of e-books and video and audio programs may be deemed as providing internet publication services as well as transmission of video and audio programs on the internet, which could require internet publication licenses and licenses for online transmission of audio-visual programs. However, our relevant operating entity has not obtained such licenses. We applied for the internet publication licenses but have not yet successfully obtained such license. In addition, our relevant operating entity is not qualified to obtain the licenses for online transmission of audio-visual programs under the current legal regime as it is not a wholly state-owned or state-controlled company. We plan to apply for licenses for online transmission of audio- visual programs when feasible to do so. Furthermore, according to relevant laws and regulations, as internet information service in our website of http://www.hjx.com is deemed an operating business, we need to obtain an ICP License from the relevant information industry authorities. On January 17, 2014, Beijing HJX Technology Development Co., Ltd., or Beijing HJX Technology, one of our affiliated entities, obtained an ICP License with a validity period of five years. However, due to management changes and our improper management of the original ICP License of Beijing HJX Technology, Beijing HJX Technology was not able to complete its annual inspection on such license, which may subject us to potential penalties. As of the date of this annual report, Beijing HJX Technology has not successfully renewed its ICP License, though it has very limited business that may require utilization of such license. In conjunction with shifting our core business from Beijing to Shanghai, we are currently in the process of preparing application documents for a new ICP License under the name of our subsidiary Shanghai Network. Any failure to obtain the above licenses may subject our affected operating entity to various penalties, including confiscation of revenues, fines or the discontinuation of operations. Any such disruption in the business operations of our operating entity could materially and adversely affect our business, financial condition and results of operations.

Risks Related to Our Corporate Structure

If the PRC government takes the view that the agreements that establish the structure for operating our direct sales business and internet interactive service in China do not comply with PRC governmental restrictions on foreign investment in these areas, we could be subject to severe penalties.

Our direct sales business is regulated by MOFCOM and SAIC. Foreign investment in the direct sales business is highly restricted and must be approved by MOFCOM. To address these restrictions, two affiliated domestic entities of our Company, Shanghai Acorn Network Technology Development Co., Ltd., or Shanghai Network, and Beijing Acorn Trade Co., Ltd., or Beijing Acorn, were structured to operate our direct sales business. Until we obtain MOFCOM’s approval to operate our direct sales business, we must continue to rely on these affiliated entities to sell our products to the customers. Furthermore, due to these restrictions on the direct sales business as well as certain restrictions or prohibitions on foreign ownership of companies that engage in internet and other related businesses imposed by current PRC laws and regulations, including the provision of internet content, we have set up another consolidated affiliated entity, Beijing HJX Technology, to conduct internet interactive services through Beijing HJX Technology (which held an ICP License expired). Our two affiliated domestic entities are currently owned by two PRC citizens, Mr. Kuan Song and Ms. Pan Zong, who are nominee shareholders engaged by us to hold the equity interests in our two affiliated domestic entities on our behalf. We have entered into contractual arrangements with these affiliated entities pursuant to which our wholly owned subsidiaries, Acorn Information Technology (Shanghai) Co., Ltd., or Acorn Information, and Acorn Trade (Shanghai) Co. Ltd., or Acorn Trade (Shanghai), provide technical support and operation and management services to these affiliated entities. In addition, we have entered into agreements with these affiliated entities and Mr. Song and Ms. Zong as their shareholders, providing us substantial ability to control each of these affiliated entities. For detailed descriptions of these contractual arrangements, see Item 4.C, “Information on the Company— Organizational Structure”.

We understand that the ownership structures of (i) Acorn Information, Shanghai Network and Beijing Acorn; and (ii) Acorn Trade (Shanghai) and Beijing HJX Technology are in compliance with existing PRC laws and regulations and our contractual arrangements among (i) Acorn Information, Shanghai Network and Beijing Acorn and their shareholders; and (ii) Acorn Trade (Shanghai) and Beijing HJX Technology and their shareholders are valid, binding and enforceable. However, there are uncertainties regarding the interpretation and application of current and future PRC laws and regulations. If we, Acorn Information, Acorn Trade (Shanghai) or any of our affiliated entities are found to be in violation of any existing or future PRC laws or regulations or fail to obtain or maintain any of the required licenses, permits or approvals, the relevant PRC regulatory authorities would have broad discretion in dealing with these violations, including, among others:

•	revoking the business and operating licenses of Acorn Information, Acorn Trade (Shanghai) and our affiliated entities;

•	discontinuing or restricting the operations of Acorn Information, Acorn Trade (Shanghai) and our affiliated entities;

•	limiting our business expansion in China by way of entering into contractual arrangements;

•	imposing conditions or requirements with which we, Acorn Information, Acorn Trade (Shanghai) or our affiliated entities may be unable to comply;

•	requiring us or Acorn Information, Acorn Trade (Shanghai) or our affiliated entities to restructure the relevant ownership structure or operations; or

•	restricting or prohibiting our use of the proceeds of any additional public offering or other offshore or onshore capital raising transaction to finance our business and operations in China.

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

In addition, all of these contractual arrangements are governed by PRC laws and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. The legal environment in the PRC is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Moreover, there have been certain instances where similar contractual arrangements with variable interest entities such as ours have been found unenforceable in PRC arbitration, and we cannot assure that will not happen to us. In the event that we are unable to enforce these contractual arrangements, or if we suffer significant time delays or other obstacles in the process of enforcing these contractual arrangements, it would be very difficult to exert effective control over our variable interest entities, and our ability to conduct our business and our financial conditions and results of operations may be materially and adversely affected. See “—Risks Related to Doing Business in China—The PRC legal system embodies uncertainties which could limit the available legal protections.”

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

Currently, we do not have arrangements to address potential conflicts of interest that the shareholders of our variable interest entities may encounter; provided that we could, at all times, exercise our option under the optional share purchase agreement to cause them to transfer all of their equity ownership in our variable interest entities to a PRC entity or individual designated by us as permitted by the then applicable PRC laws. In addition, if such conflicts of interest arise, we could also, in the capacity of attorney-in-fact of the then existing shareholders of our variable interest entities as provided under the power of attorney, directly appoint new directors of our variable interest entities. We rely on the shareholders of our variable interest entities to comply with the laws of China, which protect contractual rights. The laws also require them to avoid conflicts of interest and not to take advantage of their positions for personal gains. The laws of the Cayman Islands provide that directors owe a duty of care and a duty of loyalty to act honestly in good faith with a view to the Company’s best interests. However, the legal frameworks of China and Cayman Islands do not provide guidance on how to resolve conflicts in the event of a conflict with another corporate governance regime.

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

Pursuant to the equity interest pledge agreements between our wholly owned subsidiaries in China and the shareholders of our variable interest entities, each shareholder of each variable interest entities agrees to pledge its equity interests in the variable interest entity to one of our subsidiaries to secure performance by the relevant variable interest entity, as well as by the shareholders of such variable interest entity, of its, his or her obligations under the relevant contractual arrangements. The equity interest pledges of shareholders of variable interest entities under these equity pledge agreements have been registered with the relevant local branch of the State Administration for Industry and Commerce, or SAIC. We may change our variable interest entities structure in the future. We have released the pledge over the equity interests held by the two nominee shareholders. Such changes are expected to reduce the cost of operation within our Group. In addition, in the registration forms of the local branch of State Administration for Industry and Commerce for the pledges over the equity interests under the equity interest pledge agreements, the aggregate amount of registered equity interests pledged to our wholly owned subsidiaries in China represents 100% of the registered capital of our variable interest entities. The equity interest pledge agreements with each of the variable interest entities’ shareholders provide that the pledged equity interest shall constitute continuing security for any and all of the indebtedness, obligations and liabilities under all of the principal service agreements and the scope of pledge shall not be limited by the amount of the registered capital of that variable interest entity. However, it is possible that a PRC court may take the position that the amount listed on the equity pledge registration forms represents the full amount of the collateral that has been registered and perfected. If this is the case, the obligations that are supposed to be secured in the equity interest pledge agreements in excess of the amount listed on the equity pledge registration forms could be determined by the PRC court as unsecured debt, which takes last priority among creditors.

Our corporate structure may limit our ability to receive dividends from, and transfer funds to, our PRC subsidiaries, which could restrict our ability to act in response to changing market conditions and reallocate funds from one affiliated PRC entity to another in a timely manner.

We are a Cayman Islands holding company and substantially all of our operations are conducted through our 12 PRC subsidiaries and three variable interest entities. We may rely on dividends and other distributions from our PRC subsidiaries to provide us with our cash flow and allow us to pay dividends on the shares underlying our ADSs and meet our other obligations. Current regulations in China permit our PRC subsidiaries to pay dividends to us only out of their accumulated distributable profits, if any, determined in accordance with their articles of association and PRC accounting standards and regulations. The ability of these subsidiaries to make dividends and other payments to us may be restricted by factors that include changes in applicable foreign exchange and other laws and regulations. In particular, under PRC law, these operating subsidiaries may only pay dividends after 10% of their net profit has been set aside as reserve funds, unless such reserves have reached at least 50% of their respective registered capital. Such reserve may not be distributed as cash dividends. In addition, if any of our 12 PRC operating subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments to us. Moreover, the profit available for distribution from our Chinese operating subsidiaries is determined in accordance with generally accepted accounting principles in China. This calculation may differ from that performed in accordance with U.S. GAAP. As a result, we may not have sufficient distributions from our PRC subsidiaries to enable necessary profit distributions to us or any distributions to our shareholders in the future, which calculation would be based upon our financial statements prepared under U.S. GAAP. Furthermore, distributions by our PRC subsidiaries to us other than as dividends may be subject to governmental approval and taxation.

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

The MOFCOM published a discussion draft of the proposed Foreign Investment Law in January 2015 aiming to, upon its enactment, replace the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The draft Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. While the MOFCOM solicited public comments on this draft in January and February, 2015, substantial uncertainties exist with respect to its enactment timetable, interpretation and implementation, if any. The draft Foreign Investment Law, if enacted as proposed, may materially impact the entire legal framework regulating the foreign investments in China and may materially impact the viability of our current corporate structure, corporate governance, business operations and financial results.

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

The ‘‘variable interest entity’’ structure, or VIE structure, has been adopted by many PRC-headquartered offshore companies, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China. We also set up the VIE structure to do our business in China. Under the draft Foreign Investment Law, variable interest entities that are controlled via contractual arrangement would also be deemed as FIEs, if they are ultimately ‘‘controlled’’ by foreign investors. Therefore, for any companies with a VIE structure in an industry category that is on the ‘‘negative list,’’ the VIE structure may be deemed legitimate only if the ultimate controlling person(s) is/ are of PRC nationality (either PRC individual, or PRC government and its branches or agencies).Conversely, if the actual controlling person(s) is/are of foreign nationalities, then the variable interest entities will be treated as FIEs and any operation in the industry category on the ‘‘negative list’’ without market entry clearance may be considered as illegal.

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

The draft Foreign Investment Law, if enacted as proposed, may also materially impact our corporate governance practice and increase our compliance costs. For instance, the draft Foreign Investment Law imposes stringent ad hoc and periodic information reporting requirements on foreign investors and the applicable FIEs. Aside from the investment implementation report and investment amendment report that are required at each investment and alteration of investment specifics, an annual report is mandatory, and large foreign investors meeting certain criteria are required to report on a quarterly basis. Any company found to be non-compliant with these information reporting obligations may potentially be subject to fines and/or administrative or criminal liabilities, and the persons directly responsible may be subject to criminal liabilities.

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

In particular, our business is primarily dependent upon the economy and the business environment in China. Our growth strategy is based upon the assumption that demand in China for our products will continue to grow with the growth of Chinese economy. However, the growth of the Chinese economy has been uneven across geographic regions and economic sectors, and experienced an economic slowdown in 2009 as a result of the global economic crisis. In addition, while the PRC economy has experienced significant growth in the past three decades, that growth may not continue, at least at the same rate, as evidenced by the slowing of the growth of the Chinese economy since 2012. Any adverse changes in economic conditions in China, in the policies of the Chinese government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such changes in China’s political or social conditions may also adversely affect our operations and financial results and may lead to reduction in demand for our services. In recent years, to encourage economic development, the PRC government has implemented various measures, many of which benefit the overall PRC economy, but may also have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us. In addition, future measures to control the pace of economic growth may also cause a decrease in the level of economic activity in China, which in turn could adversely affect our results of operations and financial condition.

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

The PRC legal system embodies uncertainties which could limit the available legal protections and expand the government’s power.

The PRC legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases have little precedential value. In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investment in China. 9 of our 12 PRC operating subsidiaries are foreign invested enterprises incorporated in China. They are subject to laws and regulations applicable to foreign investment in China in general and laws and regulations applicable to foreign-invested enterprises in particular. However, these laws, regulations and legal requirements change frequently, and their interpretation and enforcement involve uncertainties. For example, we may have to resort to administrative and court proceedings to enforce the legal protection that we enjoy either by law or contract. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. In addition, such uncertainties, including the inability to enforce our contracts, could materially and adversely affect our business and operations. Furthermore, the PRC legal system is based in part on government policies and internal rules (some of which are not published on a timely basis or at all) that may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention. Furthermore, intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other countries. Accordingly, we cannot predict the effect of future developments in the PRC legal system, particularly with regard to the media, ecommerce, education, advertising and retail industries, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to us, and our foreign investors, including you.

The PRC legal system is also vague on certain aspects related to the local government’s powers, especially the power related to the right to repurchase natural resources for public interest. For example, on December 26, 2008, we executed a State-owned Construction Land Use Right Transfer Contract, or the Land Use Right Contract, with the local government of Qingpu District to obtain a fifty-year land use right of a piece of land located in Qingpu District of Shanghai. Recently we’ve been contacted by such local government expressing a wish to buy back the land. We have not been offered a specific price and although we are assured by counsel that government cannot force such a buy back, given uncertainties around law and regulation in China we cannot say for certain that such buy back won’t occur.

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

Because our revenues are generated in Renminbi and our results are reported in U.S. dollars, ongoing devaluation of the Renminbi could negatively impact our results of operations.

The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The PRC government allowed the Renminbi to appreciate more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. From June 2010 through January 2014, the PRC government allowed the Renminbi to appreciate slowly against the U.S. dollar again, though there were periods during that time when the U.S. dollar appreciated against the Renminbi as well. In April 2012, the PRC government announced that it would allow more RMB exchange rate fluctuation. However, it remains unclear how this announcement might be implemented. There remains significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in greater fluctuation of the RMB against the U.S. dollar. From June 2010 to January 2014, the RMB has appreciated against the U.S. dollar from approximately RMB6.82 per U.S. dollar to RMB6.05 per U.S. dollar, reaching a new historical height, followed by the RMB depreciating against the U.S. dollar to RMB6.48 per U.S. dollar on December 31, 2015, with further depreciation to RMB6.94 per U.S. dollar by December 31, 2016. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

There remains significant international pressure on the Chinese government to adopt a flexible currency policy to allow the Renminbi to appreciate against the U.S. dollar. Significant revaluation of the Renminbi may have a material adverse effect on your investment. Substantially all of our revenues and costs are denominated in Renminbi. Any significant devaluation of Renminbi may materially and adversely affect our revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. To the extent that we need to convert U.S. dollars into RMB for capital expenditures and working capital and other business purposes, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, a significant depreciation of the Renminbi against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our earnings, which in turn could adversely affect the price of our ADSs, and if we decide to convert RMB into U.S. dollars for the purpose of making payments for dividends on our common shares or ADSs, strategic acquisitions or investments or other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us.

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

We conduct all of our operations in China and substantially all of our assets are located in China. In addition, almost all of our directors and executive officers reside within China. As a result, it may not be possible to effect service of process within the United States or elsewhere outside China upon some of our directors and senior executive officers, including with respect to matters arising under U.S. federal securities laws or applicable state securities laws. Moreover, we understand that the PRC currently does not have treaties with the United States or many other countries providing for the reciprocal recognition and enforcement of judgment of courts.

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

We have already notified our shareholders and the shareholders of the offshore entities in our corporate group, who are PRC residents known by us to urge them to make the necessary applications and filings, as required under SAFE Circular 37. We understand that the relevant shareholders have registered their offshore investments in us with Shanghai SAFE, where most of our PRC subsidiaries are located. We are committed to complying, and to ensuring that our shareholders who are subject to the regulation comply, with the relevant rules. However, we cannot assure you that all of our shareholders who are PRC residents will comply with our request to make or obtain any applicable registrations or approvals required by SAFE Circular 37 and SAFE Circular 13. In addition, SAFE Circular 37 and SAFE Circular 13 were recently promulgated, and it is unclear how these regulations and relevant rules will be interpreted, amended and implemented by the relevant PRC government authorities. The failure or inability of our PRC resident shareholders to receive any required approvals or make any required registrations may limit our PRC subsidiaries’ ability to make distributions or pay dividends or affect our ownership structure, as a result of which our acquisition strategy and business operations and our ability to distribute profits to you could be materially and adversely affected.

Upon the completion of our acquisition of Yiyang Yukang in December 2008, shareholders of Yiyang Yukang became our shareholders. To our knowledge, some of the prior shareholders of Yiyang Yukang did not file applications for SAFE registration, which may adversely affect our ability to distribute dividends to our shareholders as stated above. To our knowledge, a separate registration in respect of Notice 75 which was effective at the moment of the above acquisition is not applicable to our acquisition of Yiyang Yukang.

A failure by us and PRC individuals who hold shares or share options granted pursuant to an employee share option or share incentive plan to comply with relevant PRC laws and regulations related to share option could expose us and our PRC individual option holders to liability under PRC law.

On March 28, 2007, SAFE issued the Operating Rules for Administration of Foreign Exchange for Domestic Individuals’ Participation in Employee Stock Ownership Plans and Stock Option Plans of Overseas Listed Companies, or Circular 78. On February 15, 2012, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Listed Companies, or Circular 7, in replacement of Circular 78. According to Circular 7, individuals in the PRC (including PRC citizens and foreign individuals who have lived in China over one year) who intend to participate in the stock incentive plan of an overseas listed company shall jointly appoint a qualified PRC domestic agent or a PRC subsidiary of such overseas listed company (“a PRC Agency”) to conduct foreign exchange registration with SAFE, open bank accounts and transfer and exchange funds. In addition, an overseas entity shall be appointed to conduct the exercise of options, buying and selling of relevant stocks or equities and transfer of relevant funds. After such individuals’ foreign exchange income from participation in the stock incentive plan is remitted to the PRC, relevant banks shall distribute the above funds from the account opened and managed by the PRC Agency to such individuals’ foreign exchange accounts. We and our employees within PRC who have been granted share options, or PRC option holders, are subject to Circular 7 upon the listing of our ADSs on NYSE. If we or our PRC option holders fail to comply with these regulations, we or our PRC option/stock appreciation right holders may be subject to fines and other legal or administrative sanctions. Furthermore, pursuant to the Notice on Relevant Issues Concerning Collection of Individual Income Tax Related to Income from Share Option issued by the Ministry of Finance and the SAT on March 28, 2005 and the Notice on Issues of Individual Income Tax Concerning Share Incentive Plan issued by the SAT on August 24, 2009, as to an overseas listed company’s share option plan, the difference obtained by a PRC individual who has been granted share options between the exercise price below the fair market price of such share on the day when such individual excises his option shall be imposed individual income tax which shall be withheld by domestic entities of such overseas listed company. If we or our PRC employees fail to comply with the above regulations, we or our PRC option holders may be subject to failure of share option plan or/and a fine, and, in the serious case, may constitute a crime.

The enforcement of the PRC Labor Contract Law and other labor-related regulations in the PRC may adversely affect our business and our results of operations.

The PRC Labor Contract Law, which became effective on January 1, 2008, and its implementing rules impose requirements concerning contracts entered into between a PRC employer and its employees and establish time limits for probationary periods. Because the Labor Contract Law and its implementing rules lack clarity with respect to their implementation and potential penalties and fines, there may be a risk that certain of our employment policies and practices could be determined by relevant PRC authorities as being in violation of the Labor Contract Law or its implementing rules, which could result in penalties, fines or other sanctions. If we are subject to large penalties or fees related to the Labor Contract Law or its implementing rules, our business, financial condition and results of operations may be materially and adversely affected. In addition, according to the Labor Contract Law and its implementing rules, under certain cases an employee who is terminated by us is entitled to receive a severance payment equal to his or her average monthly salary during the 12-month period immediately preceding to the termination for each year of service up to the date of termination. If we terminate a labor contract in any circumstance other than those specified under the PRC Labor Contract Law and its implementing rules, including termination without cause, we must either reinstate and continue to perform the employee’s employment contract or pay the employee damages calculated at twice the rate for calculating the severance payment, subject to the employee’s own request. Due to our cost controls and internal business restructuring, we are in the process of termination of our employees’ labor contracts on a large scale and we have to pay to terminated employees a large amount of severance payment or damages. As such, our business, financial condition and results of operations may be materially and adversely affected. Furthermore, the PRC Labor Contract Law and subsequently passed rules and regulations have tended to provide greater rights to employees and impose more onerous requirements on employers in China. As a result of regulations designed to enhance labor protection, our labor costs in China may increase in the future.

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

If additional remedial measures are imposed on the Chinese affiliates of the five of the largest global public accounting firms, including our independent registered public accounting firm, in administrative proceedings brought by the SEC alleging the firms’ failure to meet specific criteria set by the SEC, with respect to requests for the production of documents, we could be unable to timely file future financial statements in compliance with the requirements of the Securities Exchange Act of 1934.

Starting in 2011 the Chinese affiliates of the five of the largest global public accounting firms, (including our independent registered public accounting firm) were affected by a conflict between US and Chinese law. Specifically, for certain US listed companies operating and audited in mainland China, the SEC and the PCAOB sought to obtain from the Chinese firms access to their audit work papers and related documents. The firms were, however, advised and directed that under China law they could not respond directly to the US regulators on those requests, and that requests by foreign regulators for access to such papers in China had to be channeled through the CSRC.

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

In addition, our business could be materially and adversely affected by natural disasters or public health emergencies, such as the outbreak of avian influenza, severe acute respiratory syndrome, or SARS, Ebola virus, Zika, or another epidemic. In April 2009, a new strain of influenza A virus subtype H1N1, commonly referred to as “swine flu,” was first discovered in North America and quickly spread to other parts of the world, including China. In early June 2009, the World Health Organization, or the WHO, declared the outbreak to be a pandemic, while noting that most of the illnesses were of moderate severity. The PRC Ministry of Health has reported several hundred deaths caused by influenza A (H1N1). In March 2013, a new virus subtype H7N9, commonly known as “bird flu” or “avian flu,” was discovered in eastern China. In April 2013, the WHO has identified H7N9 as “an unusually dangerous virus for humans” but the number of cases detected after April 2013 fell abruptly. Any outbreak of avian flu, SARS, influenza A (H1N1), or their variations, or other adverse public health epidemic in China may have a material and adverse effect on our business operations. These occurrences could require the temporary closure of our offices or prevent our staff from traveling to our customers’ offices to provide on-site services. Such closures could severely disrupt our business operations and adversely affect our results of operations.

Risks Relating to Our ADSs.

Our ADSs may be delisted from the New York Stock Exchange which would adversely impact our public float and the trading price for our ADSs.

We must comply with various listing standards to maintain our continued NYSE listing. For example, the average closing price for our ADSs is not permitted to fall below $1.00 over a 30 trading-day period. On two recent occasions we were notified by the NYSE that we were in violation of this listing standard.

On March 19, 2015, the NYSE notified us that the closing price of our ADSs for the consecutive 30 trading-day period ended on March 13, 2015 was $0.99 and therefore below the NYSE’s continued listing standard relating to minimum average closing share price. Subsequent increases in the closing prices of our ADSs allowed us to regain compliance with the minimum share price rule by April 2015 but on September 15, 2015, the NYSE again notified us that we were below the NYSE’s continued listing criteria because the average per share closing price of our ADS for the consecutive 30 trading-day period ended on September 11, 2015 had fallen below $1.00. We regained compliance with the NYSE continued listing criteria after we changed the ratio of ordinary shares per one ADS from 1 ADS representing three ordinary shares to one ADS representing twenty ordinary shares (equivalent to a three-for-twenty reverse ADS split).

Our efforts to maintain our ADS average closing price at or above $1.00 to satisfy the relevant continued listing requirements may not succeed. We also have no assurance that we will continue to be in compliance with other NYSE listing standards. In addition, we would be subject to immediate suspension and de-listing from the NYSE if our average market capitalization is less than $15 million over a consecutive 30 trading-day period. As of April 30, 2017, our market capitalization was approximately $40.45 million. Furthermore, if our shareholders’ equity falls below $50 million during any time when our average market capitalization over the previous consecutive 30 trading-day period is less than $50 million, the NYSE could take actions to delist our ADSs. As of December 31, 2016, we had shareholders’ equity of $99.5 million.

We may be classified as a passive foreign investment company or “PFIC” for U.S. federal income tax purposes for a given taxable year pursuant to an annual factual determination made after the close of that year; pursuant to a determination made in 2017 we believe we were classified as a PFIC for the 2016 taxable year.

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

Our PFIC status for the current taxable year 2017 will not be determinable until after the close of the taxable year ending December 31, 2017. Because we currently hold, and expect to continue to hold, a substantial amount of cash and other passive assets and, because the value of our assets is likely to be determined in large part by reference to the market prices of our ADSs or ordinary shares, which are likely to fluctuate, there can be no assurance that we will not be classified as a PFIC in 2017 and any future taxable year. Based on a determination made in 2017 with respect to the 2016 taxable year, we believe we were classified as a PFIC for the 2016 taxable year. U.S. investors are urged to consult their independent tax advisors about the application of the PFIC rules and certain elections that may help them relieve any adverse U.S. federal income tax consequences for their particular circumstances for the 2016 taxable year. For more information regarding such elections, please consult Item 10.E, “Additional Information— Taxation—U.S. Federal Income Taxation—Passive Foreign Investment Company” and your independent tax advisor.

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

The daily closing trading prices of our ADSs ranged from US$2.4695 to $19.2000 in 2015 (adjusted to reflect the November 2015 increase in our ordinary shares to 1 ADS ratio to 20:1), and from $4.0100 to $12.3500 in 2016 . The trading price of our ADSs is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of other similarly situated companies in China that have listed their securities in the United States in recent years. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of these Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting or other practices at other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have engaged in such practices. Furthermore, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, which may have a material adverse effect on the market price of our ADSs.

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

Unlike many jurisdictions in the United States, Cayman Islands law does not generally provide for shareholder appraisal rights on an approved arrangement and reconstruction of a company. This may make it more difficult for you to assess the value of any consideration you may receive in a merger or consolidation or to require that the offer or give you additional consideration if you believe the consideration offered is insufficient. Moreover, holders of our ADSs are not entitled to appraisal rights under Cayman Islands law. ADS holders that wish to exercise their appraisal or dissenter’s rights must convert their ADSs into ordinary shares by surrendering their ADSs to the depositary and paying the ADS depositary fee.

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

ADSs, represented by American depositary receipts, are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of our ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary thinks it is necessary or advisable to do so in connection with the performance of its duty under the deposit agreement, including due to any requirement of law or any government or governmental body, or under any provision of the deposit agreement. As a result, you may be unable to transfer your ADSs when you wish to do so.

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

Overview

We are a marketing and branding company in China with a proven track record of developing, promoting and selling a diverse portfolio of our proprietary-branded products, as well as well-established and promising new products from third parties. Our current primary business includes selling merchandise to consumers in China.

Under Mr. Roche’s stewardship since May 2015, we have reduced operating expenses and reduced cash outflow, focusing primarily on cost reduction and streamlining business operations of our Company. In addition, our cost reduction has been part of a broader restructuring in response to rationalizing our business model in light of the evolution of the business environment and competitive landscape in China. The business landscape in China has evolved in recent years and as a result, in addition to the desire to generate cash for the business, we are liquidating certain none-core assets and downsizing related business areas, such as warehousing, manufacturing and logistics, with an aim to enhance operational efficiency. Going forward, our management will continue to turn its attention to growing revenues. We plan to devote more resources to increasing our e-commerce sales.

Our direct sales business involves marketing and selling products directly to consumers in China through e-commerce as well as our call center. Our call center operations directly market consumer products to individual customers in China, the majority of whom were previous TV direct sales purchasers who placed orders with us or made calls to our call center through 1998 to early 2015. We also conduct our Internet sales business primarily through the platforms of China’s leading e-commerce companies. We expect our Internet sales to have an increasing importance to our business in the future and are in the process of re-launching our official website. Through our nationwide distribution network we distribute a select number of our products promoted by our direct sales platforms. We have developed several leading proprietary-branded product lines in China, including Ozing electronic learning products and Babaka posture-correction. As of the date of this annual report, we are in the process of negotiating with potential investors to restructure our business related to the Ozing electronic learning products.

On May 4, 2015, Mr. Roche returned as our Chief Executive Officer to focus on restructuring and turning around the business, after his improper removal on August 26, 2014. Our total net revenues declined from $94.8 million in 2014, $47.5 million in 2015 and further decreased to $24.5 million in 2016 with operation losses totaling $44.9 million in 2014, $40.9 million in 2015 and $9.3 million in 2016. Among other factors, these results reflect primarily the adverse impact of the following events:

•	increasingly restrictive government regulations on TV infomercials which drove a substantial reduction in our purchase of TV advertising time in 2014 and the termination of our TV direct sales operations in the first quarter of 2015. These actions, in turn, resulted in significantly lower direct sales and lower distribution sales (distribution sales often benefit from TV advertising exposure);

•	the legal dispute between two groups of our shareholders relating to the management and direction of our company and the related diversion of our management’s attention from our business and litigation-related prohibitions on our pursuing transactions outside our ordinary course of business. This dispute resulted in a court case that was adjudicated and resulted in the following by May 2015 (i) a Cayman Islands court issued a final order in connection with the dispute, (ii) Robert Roche, our co-founder, Chairman and controlling shareholder, returned as our CEO and chairman; (iii) we held an extraordinary general meeting (EGM) of our shareholders at which a significant change in the composition of our board of directors was approved by our shareholders and effected and (iv) a business operations and sales team headed by our former co-founder Mr. Don Dongjie Yang left the company in 2015; and

•	continuous internal restructuring, transition, and efforts to reduce costs at the expense of revenue, cutting back on distributor incentives and the industry wide impact on sales of significant shifts in the market for electronic learning devices.

In 2016, as the result of the restructuring of our business, our intense focus on cost reduction measures, and sales of non-core assets, we achieved net income of $3.4 million.

Our Complementary Direct Sales Platforms

We have established and maintained complementary direct sales platforms, which currently consist mainly of outbound marketing and Internet sales. Through our direct sales platforms, we sell and market our proprietary products as well as certain third-party products. Approximately 47.7%, 40.8% and 56.4% of our total net revenues in 2014, 2015 and 2016, respectively, were generated from our direct sales platforms.

Historically, the core focus of our direct sales was our TV direct sales platform. Our TV direct sales platform primarily consisted of procuring TV airtime from both national and local TV channels in China to play three to ten minute infomercials demonstrating and explaining our product in an entertaining and appealing manner, and providing phone numbers for customers to call to make further inquiries or to purchase the product. However, a series of increasingly more restrictive regulations and rules on TV advertising in China and rising media costs significantly reduced our ability to effectively access TV airtime. As a result, we significantly reduced our purchases of airtime for our TV infomercials beginning in 2014 and by early 2015 we suspended the procurement of new TV time altogether. As a result, as a percentage of our total gross revenues, gross revenues generated by TV direct sales declines from 30.4% and 6.0% in 2013 and 2014, respectively, to approximately 0.7% in 2015 and 0% in 2016.

Outbound Marketing. As of December 31, 2016, our database contained approximately 12 million names of individual customers, the majority of whom have placed orders to us or made calls to our call center from 1998 through early 2015. As of December 31, 2016, our 61 specialized outbound marketing representatives utilize our customer database to target calls and text messages at customer subgroups identified as likely purchasers of particular products. We currently operate one call center in Wuxi which processes telephone orders generated by our direct sales platforms and gathers real-time data to help determine how we shall adjust our business operations and product offerings. Our outbound marketing sales accounted for approximately 14.5% of our total net revenues in 2016.

Internet Website. We maintain e-shops on various e-commerce platforms in China, including T-mall.com, Taobao, JD.com, and Amazon to provide products and services to our end-customers. Our Internet website sales accounted for approximately 41.9% of our total net revenues in 2016. We expect that our Internet sales will continue to grow and will be of increasing importance to our business in the future.

Our Nationwide Distribution Network

In addition, our nationwide distribution network, coupled with local marketing and promotional efforts, helps us to further enhance the awareness of and demand for certain of our products, thereby broadening our customer reach and enhancing the penetration of those products on a nationwide basis.

We use our nationwide distribution network to distribute a selected number of our products promoted through our direct sales platforms. Our distribution network broadens our customer reach and enhances the penetration of those products on a nationwide basis. Our network covers all provinces in China through 23 distributors, which allows us to reach over 900 retail outlets across China. These retail outlets include bookstores, supermarkets, specialty retail chains and department stores. In addition to our ground distribution network, starting from 2013, we also engaged distributors on China’s leading e-commerce platforms to promote and market our products. In 2014, 2015 and 2016, sales generated through our nationwide distribution network accounted for 52.3%, 59.2% and 43.6% of our net revenues, respectively. We typically provide our distributors (other than distributors on the e-commerce websites) with the exclusive right to distribute selected products in their respective territories. In 2014, 2015 and 2016, sales generated by our top five distributors accounted for 13.8%, 25.6% and 15.1% of our gross revenues, respectively.

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

In addition, to further expand our product offerings, we entered into an Insurance Business Cooperation Agreement with Sino- US United MetLife Insurance Co., Ltd., or MetLife, a joint venture company established by certain wholly-owned subsidiaries of MetLife Inc. and Shanghai Alliance Investment Ltd. Pursuant to the cooperation agreement effective on August 29, 2012, we, as a concurrent-business insurance agent of Metlife, are jointly marketing and selling short-term accident and health insurance products with Metlife through various channels under our other direct sales platform. Pursuant to our cooperation with Metlife, we received a service fee/commission of approximately $0.5 million from Metlife in 2016 and expect to further expand our insurance product operations going forward.

Recent Featured Product Categories

In 2016, we featured products in the following categories and under the following proprietary and third-party brands:

•	Electronic Learning Products featuring the Ozing branded electronic learning device incorporating mobile internet interactive features, such as online tutoring services. Electronic learning products accounted for 46.5%,51.7% and 32.8% of our total gross revenues in 2014, 2015 and 2016, respectively. Our primary Ozing branded product is a multi-functional handheld electronic device with a screen display that provides lessons for independent English learners. The retail prices for our electronic learning products ranged from RMB188 to RMB1,761 per unit in 2014, RMB23 to RMB3,321 (or approximately $4 to $551) per unit in 2015 and RMB78 to RMB3,075 per unit in 2016.

•	Health Products featuring Babaka posture correction products. Health products accounted for 10.4%, 17.0% and 47.9% of our total gross revenues in 2014, 2015 and 2016, respectively. The retail prices for our health products ranged from RMB25 to RMB2,127 per unit in 2014, RMB164 to RMB316 (or approximately $29 to $57) per unit in 2015 and RMB73 to RMB390 per unit in 2016.

•	Collectibles Products Collectibles products accounted for 16.2%, 11.8% and 6.4% of our total gross revenues in 2014, 2015 and 2016, respectively. The retail prices for our collectibles products ranged from RMB25 to RMB65,999 per unit in 2014, and RMB4 to RMB67,521 (or approximately $1 to $12,166) per unit in 2015 and RMB22 to RMB27,461 per unit in 2016.

•	Mobile Phone Products Mobile phone products accounted for 6.3%, 10.6% and 7.0% of our total gross revenues in 2014, 2015 and 2016, respectively. The retail prices for the mobile phone products that we market ranged from RMB129 to RMB5,942 per unit in 2014, RMB82 to RMB2,382 (or approximately $13 to $367) per unit in 2015 and RMB10 to RMB1,866 per unit in 2016.

•	Kitchen and Household Kitchen and household accounted for 10.3%, 3.3% and 1.6% of our total gross revenues in 2014, 2015 and 2016, respectively. The retail prices for the kitchen and household products that we market ranged from RMB1.2 to RMB692 per unit in 2014, RMB4 to RMB448 (or approximately $1 to $69) per unit in 2015 and RMB1 to RMB815 per unit in 2016.

Our five best-selling products and product lines in 2014, 2015 and 2016 are set forth below:

		2014			2015			2016
Product	Brand	Revenues	% of gross revenues	Rank	Revenues	% of gross revenues	Rank	Revenues	% of gross revenues	Rank
		(in thousands, except percentages and ranks)
Health products	Babaka, Zehom	9,876	10.4%	3	8,102	17.0%	2	11,777	47.9%	1
Electronic learning products	Ozing	$44,138	46.5%	1	$24,638	51.7%	1	$8,071	32.8%	2
Mobile phone products	Gionee,	6,000	6.3%	5	5,032	10.6%	4	1,723	7.0%	3
	K-touch, U-king,
	Lenovo, Nokia
	and Konka	—
Collectibles products		15,414	16.2%	2	5,646	11.8%	3	1,574	6.4%	4
Kitchen and Household products	Rose, True	9,810	10.3%	4	1,591	3.3%	5	398	1.6%	5
Total top five		$85,238	89.7%		$45,009	94.4%		$23,542	95.7%
Other products revenues		$9,716	10.3%		$2,644	5.6%		$1,061	4.3%
Total gross revenues		$94,954	100.0%		$47,653	100.0%		$24,603	100.0%
Total sales tax		$(199)			$(107)			$(75)
Total revenues, net		$94,755			$47,546			$24,528

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

Call Center Operations

Our sales operations and media purchase activities are supported by our call center located in Wuxi, which began operation in 2009. Sales representatives in our call center places outbound marketing calls to selected customers to market our products and are trained to identify, promote and act upon cross-selling and up-selling opportunities while processing customer orders. We regularly track and analyze real-time data generated through our call center operations to ensure the cost- effectiveness of our media purchases. We use call center-generated real time data to adjust our product mix and to maximize the profitability of our direct sales operations. As of December 31, 2016, we had 61 dedicated sales representatives and 18 customer service representatives. In 2014, 2015 and 2016, our call center processed an average of approximately 3,298, 252 and 364 incoming calls per day, respectively, with the decline in calls processed in 2014 and 2015 primarily attributable to the substantial reduction in our TV media spending as we wound down our TV direct sales platform and our closure of call centers in Shanghai and Beijing in August 2014 and June 2015, respectively.

Order Fulfillment

Many of the products sold through our various sales centers are delivered to our customers throughout China by EMS, the largest national express mail service operated by the China Post Office, and local delivery companies. We generally guarantee our products will be delivered to our customers within two to ten days of the date of receiving the order. In 2014, 2015 and 2016, of the total attempted product deliveries by EMS and local delivery companies on a cash-on-delivery, or COD, basis, approximately 68%, 54% and 45% were successful, respectively. Reasons for delivery failure primarily include customers’ refusal to accept a product upon delivery, which tend to occur more frequently with products that have higher average selling prices, or failure to successfully locate the delivery address. We are responsible for delivery and handling fees regardless of whether the delivery is successful. We have found that, in general, the shorter the delivery time, the lower the likelihood that the customer will refuse to accept the product upon delivery. As a result, local delivery companies enjoy higher delivery success rate than EMS due to a faster delivery time and better service quality. EMS and local delivery companies are responsible for returning to us any undelivered products. It generally takes EMS two to three weeks, and local delivery companies approximately seven days, to return undelivered products to us.

In 2014, 2015 and 2016, approximately 85%, 38.0% and 25.5% of our direct sales were settled on a COD basis by our customers. We recognize non-COD sales revenues when products are delivered to and accepted by our customer (e.g. FOB destination). For customers settling through COD, either EMS or the local delivery company is responsible for collecting and wiring to us these cash amounts on a periodic basis once collected. EMS and local delivery companies generally charge us delivery fees based upon weight of the products and distance of delivery. Additionally, EMS charges a processing fee based upon the sales price. One of our local delivery companies charge a lower processing fee based upon the sales price, while the other companies do not charge us such fee. It typically takes two to three weeks for us to receive payments from EMS compared to approximately seven days from local delivery companies. And as of December 31, 2015 and 2016, no accounts receivables from a single delivery company were more than 10% of our total accounts receivables.

In 2014, 2015 and 2016, approximately 11.3%, 16.4% and 16.3% of our net revenues resulted from products delivered by EMS, respectively, and approximately 36.4%, 24.4% and 40.1% of our net revenues resulted from products delivered by local delivery companies, respectively.

Customer Service, Product Warranties and Return Policies

We believe emphasizing customer service will enhance our products brand image, facilitate cross-selling opportunities and generate customer loyalty and repeat purchasing behavior. Our customer service center within our Wuxi call center is currently staffed with approximately 18 customer service representatives. In addition, most of our distributors generally provide their own customer service in their respective territories.

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

Under our policies, our customers generally may return products to us within seven days after delivery if there is a quality defect or if a product fails to meet its specifications. In most cases, product exchanges are allowed within a month of delivery. Our warranties generally provide for repair of product defects within one year at no cost to the customers. Product returns from our multiple sales platforms were insignificant in 2014, 2015 and 2016. To the extent that the manufacturer of the defective product is a third party, the manufacturer is obligated to either repair the defective product or reimburse us for any related expenses. Our distributors are allowed to exchange any defective products they receive from us. The number of products exchanged by our distributors due to defects was insignificant in 2014, 2015 and 2016.

Supply and Inventory

Supply

We rely outsourced product manufacturers to produce our proprietary products (including our electronic learning products, oxygen generating devices and posture-correction products) and on third-party suppliers for our other products.

We historically manufactured a substantial portion of our proprietary products.  However, beginning in 2015, we began to discontinue our manufacturing operations.  As of the date of this annual report, we have outsourced the manufacture of our key proprietary products to four manufacturers who manufacture our products based on our design and to our specifications.

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

Majority-Owned Subsidiaries

To acquire managerial expertise and additional complementary distribution network infrastructure or secure exclusive product distribution rights, we have formed certain majority-owned subsidiaries. We currently have two majority-owned PRC operating subsidiaries. We may form other majority-owned subsidiaries in the future.

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

Intellectual Property

We rely on a combination of copyright, trademark, patent, unfair competition laws, as well as non-disclosure agreements and other methods to protect our intellectual property rights. We currently maintain 624 trademark registrations and are in the process of applying for registrations or transfer for approximately 182 trademarks in China. We own 17 invention, utilities and packaging design patents in China pertaining to our posture-correction products, kitchen and household products, fitness products, and oxygen generating device.

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

We have in the past been, and in the future may again be, the subject of claims for infringement, invalidity, or indemnification relating to other parties’ proprietary rights.

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

Except as disclosed in Item 3.D, “Key Information—Risk Factors—Risks Related to the Regulation of Our Business and Industry— If the PRC government takes the view that we did not obtain the necessary approval for our acquisition of Shanghai Advertising under Guideline Catalog of Foreign Investment Industries (2004 Revision), we could be subject to penalties.”, and as disclosed in Item 3.D, “Key Information—Risk Factors—Risks Related to the Regulation of Our Business and Industry— If the PRC government takes the view that we did not obtain the necessary approval for our acquisition of Shanghai Advertising under Guideline Catalog of Foreign Investment Industries (2004 Revision), we could be subject to penalties.”, we understand that (1) the ownership structures of our directly owned PRC subsidiaries comply with existing PRC laws and regulations; and (2) the ownership structure of our affiliated entities and our contractual arrangements with our affiliated entities and their shareholders are valid, binding and enforceable, and do not and will not result in a violation of existing PRC laws and regulations.

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

Regulatory Requirements for Foreign Participation

Direct Sales and Wholesale Distribution Businesses

Prior to late 2016, foreign investments in direct sales and wholesale businesses were both principally governed by the Administrative Measures on Foreign Investment in Commercial Sector promulgated by the MOFCOM, or the Commercial Sector Measures on April 16, 2004 as supplemented. The Commercial Sector Measures lowered the previous thresholds for foreign investors to enter the commercial sector in China and completely removed the previous restrictions on the location of and maximum foreign shareholding percentage in foreign-invested commercial enterprises as of December 11, 2004. Under the Commercial Sector Measures, the establishment of a foreign-invested direct sales (including direct sales via TV, telephones, mail and Internet) or wholesale distribution enterprise must obtain approval from MOFCOM or its authorized local counterparts. However, on November 3, 2016, the Commercial Sector Measures were revoked, and an anonymous consultation with the Shanghai Municipal Commission of Commerce indicated that the establishment of a foreign-invested enterprise engaging in direct sales via the Internet requires only registration with the local district counterpart of MOFCOM, rather than requiring approval.

Under the PRC Law on Sino-foreign Equity Joint Venture Enterprises (revised in 2016), the PRC Law on Sino-foreign Cooperative Joint Venture Enterprises (revised in 2016), and the PRC Law on Wholly Foreign-owned Enterprises (revised in 2016), a foreign-invested enterprise is allowed to sell its self-produced products. Our distribution of our proprietary branded products is primarily conducted by our indirect subsidiaries which manufacture these proprietary branded products and sell such products as their self-produced products.

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

Previously, direct investment by foreign investors in the advertising industry in China was further subject to the Administrative Regulation on Foreign-Invested Advertising Enterprises jointly promulgated by MOFCOM and SAIC on March 2, 2004 and further revised on October 1, 2008. Under this advertising regulation, foreign investors were required to have had at least three years of experience in directly operating an advertising business outside of China before they may receive approval to own 100% of an advertising business in China. Furthermore, all foreign invested advertising companies must obtain approval from SAIC or MOFCOM or their local counterparts. On June 29, 2015, the Administrative Regulation on Foreign-Invested Advertising Enterprise was revoked. Today, foreign investors are allowed to own 100% of an advertising agency in China subject to certain qualification requirements. However, for those advertising agencies that provide online advertising services, foreign ownership restrictions on the value-added telecommunications business as discussed herein are still applicable.

Our Direct Sales Operations

Due to the complicated and lengthy approval process and MOFCOM’s uncertain position towards approving investment in direct sale business by foreign investors under the Commercial Sector Measures, our direct sales business (other than direct sales of our Ozing electronic learning products) is currently conducted by our consolidated affiliated enterprises owned by Kuan Song and Pan Zong —Shanghai Network and Beijing Acorn. Furthermore, due to the aforesaid reason as well as certain restrictions or prohibitions on foreign ownership of companies that engage in internet and other related businesses imposed by current PRC laws and regulations, including the provision of internet content, we have set up another new consolidated affiliated enterprise, Beijing HJX Technology, and conducted internet interactive service through Beijing HJX Technology which held an ICP License. However, due to management changes and our improper management of the original ICP License of Beijing HJX Technology, Beijing HJX Technology had not yet been able to complete its annual inspection on such license as of the date of this filing. We are currently in the process of preparing application documents for a new ICP License under the name of our subsidiary Shanghai Network to support of our shifting of core business from Beijing to Shanghai. The new consolidated affiliated enterprise is also owned by Kuan Song and Pan Zong. As domestic companies, these three companies are not subject to the PRC regulations on foreign investment into provision of internet content business, but they are controlled by us through a set of contractual arrangements. To our knowledge:

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

Our Advertising Operations

On September 24, 2007, we acquired 100% of the legal ownership of Shanghai Advertising, which had been one of our affiliated entities, through Shanghai Acorn Enterprise Management Consulting Co., Ltd., or Acorn Consulting. At the time of our acquisition, the advertising industry was still a restricted industry for foreign investment under the Guideline Catalog of Foreign Investment Industries (2004 Revision), and required the approval of Shanghai Foreign Investment Commission, or SFIC, MOFCOM’s local counterpart in Shanghai. However, we completed the registration of such acquisition with Pudong Administration of Industry and Commerce in Shanghai on September 24, 2007 without SFIC’s approval based on SFIC’s advice that this acquisition was a purely domestic acquisition without any foreign related issues. To our knowledge, it is unlikely that we would be required by the PRC regulatory authorities, in particular SAIC and MOFCOM, both as regulators of foreign investment, to seek such approval to make up for our deficiency or any penalties would be imposed upon us for failure to obtain such approval. However, we cannot assure you that SAIC or MOFCOM will not take a different view from ours. See Item 3.D, “Key Information—Risk Factors—Risks Related to the Regulation of Our Business and Industry— If the PRC government takes the view that we did not obtain the necessary approval for our acquisition of Shanghai Advertising under Guideline Catalog of Foreign Investment Industries (2004 Revision), we could be subject to penalties.”

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

In the PRC, medical devices are classified into three different categories for regulation and supervision by SAFD, depending on the degree of risk associated with each medical device and the extent of regulation needed to ensure safety and proper operation of the product. Class I includes medical devices posing a low risk whose safety and effectiveness can be guaranteed through routine administration. Class II includes those with medium risk whose safety and effectiveness should be ensured by strict control and administration. Class III includes those devices that pose a relatively high risk whose safety and effectiveness should be ensured by taking special measures to conduct strict control and administration. All the medical devices that we manufacture belong to Class II above. Under the Administrative Measures on Supervision over Manufacture of Medical Device as amended in July 2014, manufacturers of Class II medical devices must apply to the provincial-level SAFD for a valid Medical Device Manufacturing Enterprise License. Such Medical Device Manufacturing Enterprise License is valid for a period of five years. Under the Administrative Measures on Supervision over Operation of Medical Device which replaced the Administrative Measures on Medical Device Operation Enterprise License, or Medical Device Operation Enterprise License Measures, Class II medical device operators no longer need to apply for a Medical Device Operation Enterprise License under Medical Device Operation Enterprise License Measures, but instead, must make a filing with local branches of SAFD. In addition, manufacturers of Class II medical devices must register their manufactured Class II medical devices with SAFD at the provincial level and obtain a Medical Device Registration Certificate. Such Medical Device Registration Certificate is valid for a period of five years. Violation of these provisions may result in fines, termination of operations, confiscation of illegal income, or in the most serious cases, criminal prosecution.

One of our subsidiaries, Shanghai HJX, and one of our affiliated entities, Shanghai Network, have made filing with competent branches of SAFD on March 11, 2015 in connection with their operation of Class II medical device, and have completed subsequent update of filing information on April 27, 2016. Another of our subsidiaries, Acorn Trade (Shanghai) Co., Ltd., holds valid Medical Device Operation Enterprise Licenses that will expire on March 20, 2018, which we obtained as required by Medical Device Operation Enterprise License Measures and have completed the filing update of sale license in May, 2015. In addition, Zhuhai Acorn Electronic Technology Co., Ltd., or Zhuhai Acorn, holds a Medical Device Manufacturing License expiring on November 3, 2020 and a Medical Device Registration Certificate for an oxygen generating device that will expire on January 25, 2020. We are also in the process of renewing other expired licenses and certificates that are required for our operation and products. Although we continue to maintain sufficient outsourced employees to operate the Zhuhai Acorn manufacturing facilities, due to the scope of the operations at Zhuhai Acorn as well as for cost considerations, we do not have any senior employees based in Zhuhai Acorn, nor do we send senior employees to Zhuhai Acorn, to manage the manufacturing process.

On 27 March 2017, SAFD released a draft Measures for Punishments against Illegal Acts of Online Medical Device Operation, or the Online Medical Device Operation Regulation, to solicit public comments.  The Online Medical Device Operation Regulation imposes more stringent requirements for the online medical device operators (i.e. enterprises engage in the operation of medical devices), including:

(1) the online medical device operators shall set up quality and safety management system for the online transactions and provide relevant data to SAFD or its counterparts;

(2) the online medical device operators shall publish the detailed information of the medical device for sale online on its website so as to be consistent with the registration or filing, including its name, type, size, registration certificate, registration holder, number of the Medical Device Manufacturing Enterprise License, product number, contraindications; and

(3) the online medical device operators shall record and maintain the information of the medical device sold not less than the expiration period of such medical devices or two years after the expiration date of such medical device. In the event that the medical device sold does not have the explicit expiration period or expiration date, the information of the medical device shall be maintained for not less than five years.

As this regulation is only in draft form, there are substantial uncertainties as to its enactment timetable, final content, likely interpretation and ultimate implementation of the Online Medical Device Operation Regulation. The draft Online Medical Device Operation Regulation, if enacted as proposed, could cause us to incur substantial costs or require us to change our business practices in a manner materially adverse to our business.

We have obtained a new Food Circulation License to sell pre-packaged food (including refrigerated foods and frozen foods) online under the name of Shanghai Network on April 28, 2016.

For the purposes of strengthening the supervision and management of medical devices and protecting human health and life safety, on January 25, 2017, SAFD promulgated the Administrative Measures for the Recall of Medical Devices, or Recall Measures, to become effective from May 1, 2017, which provides that medical device manufacturing enterprises shall eliminate defects of products of certain types, models or batches that have already been launched into the market for sale by way of warning, examination, repair, re-labelling, revision and amendment of the instruction manual, software upgrade, exchange, withdrawal or destruction according to the prescribed procedures. The recall is classified into two categories, that is, voluntary recall and compelled recall. If a medical device manufacturing enterprise discovers that a medical device is defective after conducting investigation and evaluation, it shall immediately decide to recall such device. If, upon investigation and evaluation, the drug regulatory department finds any defect in medical device that manufacturing enterprise should have voluntarily recalled, the drug regulatory department shall compel the concerned enterprise to recall the concerned medical devices. If medical device manufactured by us is found any defects prescribed in Recall Measures, we shall be subject to recall of the defective medical device.

Regulation of Internet Content Providers

We currently operate www.xiangguo.com (redirected from www.chinadrtv.com) and www.hjx.com through which our customers can familiarize themselves with our products. We are required to comply with the Telecommunications Regulations promulgated by the State Council on September 25, 2000 and revised on July 29, 2014 and again on February 6, 2016, the Administrative Measures on Internet Content Services issued by the State Council on September 25, 2000, the Administrative Measures on Telecommunications Business Operating Licenses promulgated by the MIIT in 2001 and revised in 2009, Measures for the Archival Administration of Non-operational Internet Content Services issued by the Ministry of Information Industry (now the Ministry of Industry and Information Technology) on February 8, 2005 and the Administrative Measures on Internet Pharmaceuticals Information Services issued by SAFD on July 8, 2004 in our operation of the website.

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

As internet information service in the websites of www.chinadrtv.com and www.xiangguo.com are not deemed as an operating business, we only need to file with the relevant information industry authorities for record, which we have finished. Furthermore, as internet information service in the website of http://www.hjx.com is deemed as operating business, we need to obtain an ICP License from the relevant information industry authorities. On January 17, 2014, Beijing HJX Technology, one of our affiliated entities, obtained an ICP License with a validity period of five years. Due to management changes and our improper management of the original ICP License, Beijing HJX Technology was not able to complete its annual inspection on such license, which may subject us to potential penalties. As of the date of this annual report, Beijing HJX Technology has not successfully renewed its ICP License, though it has very limited business that may require utilization of such license. We are in the process of preparing application documents for a new ICP License under the name of Shanghai Network to rectify the status.

Pursuant to Administrative Provisions for the Internet Audio-Video Program Service promulgated by SAPPRFT and MIIT on December 20, 2007, as revised on August 28, 2015, an entity shall obtain the Permit for Audio-Video Programs Transmitted through Information Network before providing service of production, edition and integration of audio-video programs, the supply of audio-video programs to the public via the Internet.

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

On March 24, 2016, the Ministry of Finance, the General Administration of Customs, GAC, and SAT jointly issued the Circular on Tax Policy for Cross-Border E-commerce Retail Imports, pursuant to which, among other things, (1) the imported commodities retailed through the cross-border E-commerce shall, according to types of the goods, be levied tariff, imports value-added tax, and consumption tax; individuals who purchase the imported retail goods through cross-border E-commerce shall be taxpayers and the actual transaction prices shall be dutiable price; (2) E-commerce corporations, corporation specialized in e-commercial transaction platform or logistic enterprises shall be the withholding obligors and be responsible for deducting taxes; and (3) the lists of Imported Retail Commodities through Cross-Border E-commerce will be promulgated separately by the competent department of the Ministry of Finance. The Ministry of Finance has issued two lists in connection to the Imported Retail Commodities on April 6, 2016 and April 15, 2016, respectively. In addition, On April 6, 2016, GAC issued the Announcement on Matters relating to the Regulation of Cross-border E-commerce Retail Imports and Exports and further specify the regulation concerning cross-border e-commerce retail imports and exports, effective from April 8, 2016.

On January 6, 2017, SAIC promulgated Interim Measures for Seven-day Unconditional Return of Products Purchased Online, effective from March 15, 2017, which further clarifies the standard of “good condition” of the products suitable for return, the calculation of seven-day return period, and the methods of payment refund for the retuned products.

On 27 December 2016, the Standing Committee of National People's Congress released a draft E-commerce Law to solicit public comments. It will be China’s first comprehensive law in the realm of e-commerce. It regulates electronic contracts, payments, package delivery, logistics services, and cross-border e-commerce As this law is only in draft form, there are substantial uncertainties as to its enactment timetable, final content, likely interpretation and ultimate implementation of the E-commerce Law.

Regulations of Personal Information Protection

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

On November 7, 2016, the Standing Committee of the National People’s Congress promulgated the PRC Cyber Security Law which, to become effective from June 1, 2017, imposes the following new requirements for the internet operators:

(1) notifying the relevant consumers and the applicable government authority of the occurrence or potential occurrence of any divulging, damaging or loss of the personal information collected; and

(2) taking proper measures to delete or correct the personal information collected at the request of the consumers whose personal information is used inappropriately or contains erroneous information.

The PRC Cyber Security Law also increased the administrative punitive measures that the competent government authorities can take as well as the monetary penalty for any noncompliance.

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

Regulation of Advertising Activities

The principal regulations governing advertising businesses in China include the Advertising Law (2015 Revision) and the Advertising Administrative Regulations (1987). SAPPRFT and SAIC are the main responsible regulatory authorities in China overseeing the entire advertising industry. SAIC has the authority to make administrative rules to regulate advertising activities, register or approve the establishment of advertising companies, and examine and oversee daily advertising activities to ensure relevant regulations are not violated. In addition to supervision by SAIC, SAPPRFT sets technical standards for broadcasting, regulates signal landings among different broadcasting networks and monitors the operations of all TV and radio stations. Due to the politically sensitive nature of China’s media industry, the contents of TV and radio programs must go through a lengthy approval process prior to broadcasting. Contents of advertisements, which are regulated to a lesser extent, must be approved by the TV or radio stations carrying the advertisements and proper advertising committee(s), effectively eliminating the possibility of broadcasting real-time, live advertising programs. The current regulations also prohibit private enterprises from owning or operating a TV or radio station.

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

Under the Administration Rules, foreign-invested enterprises may only buy, sell, and remit foreign currencies at banks authorized to conduct foreign exchange transactions after providing valid commercial documents and, in the case of capital account item transactions, only after obtaining approval from SAFE. Capital investments directed outside of China by foreign-invested enterprises are also subject to restrictions, which include approvals by SAFE, MOFCOM, and the National Reform and Development Commission.

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

On March 30, 2015 SAFE promulgated the Circular on Reforming the Administrative Approach Regarding the Foreign Exchange Capital Settlement of Foreign-invested Enterprises, or SAFE Circular 19, which became effective as of June 1, 2015. SAFE Circular 19 requires that, among other things, (i) capital and RMB fund converted from foreign currencies of a foreign invested enterprise shall not (a) directly or indirectly be used for expenditure beyond its business scope or prohibited by national laws and regulations; (b) directly or indirectly be used for investment into security unless otherwise provided by laws and regulations; (c) directly or indirectly be used for provision of entrusted RMB loans (unless it is within its business scope), repayment of inter-company borrowing (including third party advances) or repayment of bank RMB loans which have been sub-lent to third parties; (d) be used for payment of relevant expenses related to purchase of real properties not for self-use unless it is a foreign invested real properties enterprise; (ii) in addition to the transfer of equity investment payments in original currencies, foreign-invested enterprises whose main business is investment (including foreign-invested investment companies, foreign-invested venture capital enterprises and foreign-invested equity investment enterprises) are allowed to directly settle their foreign exchange capitals and transfer the same to, or transfer RMB fund in their account pending for foreign exchange settlement payment to, the account of an invested enterprise according to the actual amount of investment, provided that the relevant domestic investment project is real and compliant; (iii) ordinary foreign-invested enterprises other than those of the aforesaid types shall (a) be governed by the prevailing provisions on domestic re-investment if they make domestic equity investments by capital transfer in original currencies; or (b) transfer RMB funds converted from foreign exchange settlement, according to the actual amount of investment, to an account pending for foreign exchange settlement payment which has been opened by the invested enterprise after completion of domestic re-investment registration required by local branches of SAFE if they makes domestic equity investment with fund converted from foreign exchange settlement.

On June 9, 2016, SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Administrative Provisions on Capital Account Foreign Exchange Settlement, or Circular 16. Under Circular 16, onshore enterprises (including Chinese-funded enterprises and foreign-invested enterprises, excluding financial institutions) may settle their external debts in foreign currencies according to the method of voluntary foreign exchange settlement. The banks shall, in handling each transaction of foreign exchange settlement for an onshore enterprise according to the principle of payment-based foreign exchange settlement, review the authenticity of, and compliance with, the use by the domestic institution of the foreign exchange funds settled in the previous transaction (including voluntary settlement and payment-based settlement).

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

The principal regulations governing the distribution of dividends paid by wholly foreign-owned enterprises and Sino-foreign joint equity enterprise enterprises include:

•	The Wholly Foreign-Owned Enterprise Law (1986), as amended in 2000 and 2016;

•	The Wholly Foreign-Owned Enterprise Law Implementing Rules (1990), as amended in 2001 and 2014;

•	The Sino-foreign Joint Equity Enterprise Law (1979), as amended in 2001 and 2016;

•	The Sino-foreign Joint Equity Enterprise Law Implementing Rules (1983), as amended in 2001 and 2014; and

•	Company Law of the PRC (2014).

Under these regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, a foreign-invested enterprise in China is required to set aside at least a certain percentage of its after-tax profit based on PRC accounting standards each year to its general reserves. These reserves are not distributable as cash dividends. The board of directors of a foreign-invested enterprise has the discretion to allocate a portion of its after-tax profits to employee welfare and bonus funds. These funds, however, may not be distributed to equity owners except in the event of liquidation. In 2015 and 2016, Acorn Information and Shanghai HJX Digital distributed cash dividends of RMB40 million and RMB20 million, respectively to China DRTV.

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

On March 28, 2007, SAFE issued the Operating Rules for Administration of Foreign Exchange for Domestic Individual’s Participation in Employee Stock Ownership Plans and Stock Option Plans of Overseas Listed Companies, or the Circular 78. On February 15, 2012, SAFE promulgated the Circular on Relevant Issues concerning Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas-Listed Companies, or Circular 7, in replacement of the Circular 78. According to Circular 7, individuals in PRC (including PRC citizens and foreign individuals who have lived in China over one year) who intend to participate in the stock incentive plan of the same overseas listed company shall collectively appoint a qualified PRC domestic agent or a PRC subsidiary of such overseas listed company (“a PRC agency”) to conduct foreign exchange registration, open bank accounts and transfer and exchange funds and an overseas entity shall be appointed to conduct exercise of option, buying and selling of relevant stocks or equities and transfer of relevant funds. After such individuals’ foreign exchange income received from participation in the stock incentive plan is remitted to PRC, relevant banks shall distribute the above funds from the account opened and managed by the PRC agency to such individuals’ foreign exchange accounts. We and our employees within PRC who have been granted share options or stock appreciation rights, or PRC option/stock appreciation right holders, are subject to Circular 7 upon the listing of our ADSs on NYSE. If we or our PRC option/stock appreciation right holders fail to comply with these regulations, we or our PRC option/stock appreciation right holders may be subject to fines and other legal or administrative sanction.

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

Except as disclosed in Item 3.D, “Key Information—Risk Factors—Risks Related to the Regulation of Our Business and Industry— If the PRC government takes the view that we did not obtain the necessary approval for our acquisition of Shanghai Advertising under Guideline Catalog of Foreign Investment Industries (2004 Revision), we could be subject to penalties.”, we understand that (1) the ownership structures of our directly owned PRC subsidiaries comply with existing PRC laws and regulations and (2) the ownership structures of our three affiliated entities and our contractual arrangements with these affiliated entities and their shareholders are valid, binding and enforceable, and do not and will not result in a violation of existing PRC laws and regulations.

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

As part of our reorganization, we deregistered U King Communications Equipment (Hong Kong) Limited in May 2011, transferred 100% of the ownership interest in Shanghai Advertising to MK AND T Communications Limited in October 2011 and disposed of our shareholding in Acorn Hong Kong Holdings Limited in December 2011. In addition, we deregistered our wholly- owned subsidiary, Shanghai Acorn Enterprise Management Consulting Co., Ltd. in January 2013. We also deregistered and dissolved Shanghai HJX Electronic Technology Co., Ltd., Star Education & Technology Group Inc. and Star Education & Technology Limited in 2016, and Shanghai Acorn HJX Software Technology Development Co., Ltd. and HJX International Limited in 2017. We are currently in the process of deregistering Beijing HJZX Software Technology Development Co., Ltd, which is expected to be completed by the end of 2017.

The following diagram illustrates our current corporate structure and the place of formation, ownership interest and affiliation of each of our subsidiaries and the affiliated entities as of the date of this Form 20-F(1):

Acorn International, Inc.(Cayman Islands)
100%
China DRTV, Inc. (British Virgin Islands)
100%
Smooth Profit Limited (British Virgin Islands)
100%
MK AND T Communications Limited (Hong Kong)
100%
Bright Rainbow Investments Limited(Hong Kong)
Outside China
In China
100%
Shanghai Acorn Advertising Broadcasting Co., Ltd.
100%
Wuxi Acorn Enterprise Management Consulting Co.,Ltd
100%
Shanghai HJX Digital Technology Co., Ltd
100%
Yiyang Yukang Communication Equipment Co. Limited
100%
Zhuhai Acorn Electronic Technology Co., Ltd
100%
Beijing Acorn Youngleda Technology Co., Ltd.
100%
Acorn Trade (Shanghai) Co., Ltd.
90%
Song Kuan
10%
Zong Pan
Beijing HJX Technology Development Co., Ltd
51%
Zhuhai Sunrana Bio- Tech Co., Ltd.
100%
Beijing HJZX Software Technology Development Co., Ltd.
75%
Zhongshan Meijin Digital Technology Co., Ltd.& Branch
100%
Acorn International Electronic Technology (Shanghai) Co., Ltd.
100%
Acorn Information Technology (Shanghai) Co, Ltd
Song Kuan
Zong Pan
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

Material Operating Entities

MOFCOM, or its local counterpart, reviews the application and issues the requisite approval for business operations by foreign entities. Our direct sales business is considered commercial trading and, until 2004, foreign investment in commercial trading was highly restricted by PRC regulations. By December 2004, MOFCOM had significantly reduced these restrictions, but MOFCOM’s approval was still needed at that time. Therefore, our direct sales business (other than direct sales of our Ozing electronic learning products) is currently conducted by our consolidated affiliated entities, Shanghai Network and Beijing Acorn, which hold the necessary licenses to conduct our direct sales business, through contractual arrangements between Acorn Information, our wholly owned subsidiary in China, and these two consolidated affiliated entities. Furthermore, due to the aforesaid reason for direct sales business as well as certain restrictions or prohibitions on foreign ownership of companies that engage in internet and other related businesses imposed by current PRC laws and regulations, including the provision of internet content, our internet interactive service business in connection with our electronic learning products is currently conducted by our consolidated affiliated entity, Beijing HJX Technology which held an ICP License. We intend to shift our business in this area from Beijing HJX Technology to our other subsidiary in Shanghai. Our wholesale business is currently conducted by Acorn Trade (Shanghai) Co., Ltd. In 2015, Beijing HJX Technology failed to complete its annual inspection on its ICP License due to management changes and our improper management of the original ICP License, which may subject us to potential penalties. We are in the process of preparing application documents for a new ICP License under the name of Shanghai Network to rectify the status.

Contractual Arrangements with the Consolidated Affiliated Entities and Their Shareholders

Our relationships with previous and current affiliated entities and their shareholders are governed by a series of contractual arrangements. Under PRC law, each of the affiliated entities is an independent legal person and none of them is exposed to liabilities incurred by the other party. Other than pursuant to the contractual arrangements between our wholly owned subsidiary, Acorn Information, Acorn Trade (Shanghai) Co., Ltd., and affiliated entities, these affiliated entities do not transfer any other funds generated from their operations to us. These contractual arrangements are as set forth below.

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

•	Irrevocable Powers of Attorney. Under irrevocable powers of attorney, each of the two shareholders of Shanghai Network and Beijing Acorn, Kuan Song and Pan Zong, has granted to designees of Acorn Information, Geoffrey Weiji Gao, our Chief Financial Officer and Vice President, the power to exercise all voting rights of such shareholder in the shareholders’ meetings, including but not limited to the power to determine the sale or transfer of all or part of such shareholder’s equity interest in, and appoint the directors of, Shanghai Network and Beijing Acorn. These irrevocable powers of attorney have terms of ten years and will automatically renew for another ten years unless terminated by the above-mentioned designees of Acorn Information in writing three months prior to their expiry.

•	Loan Agreement. Under the loan agreement among Acorn Information and the shareholders of these two affiliated entities, Kuan Song and Pan Zong, Acorn Information made a loan to Kuan Song and Pan Zong in an aggregate amount of RMB118.0 million. The loan is to be used primarily for capital investments by the shareholders in Shanghai Network and Beijing Acorn. The loan can only be repaid by the shareholders’ transfer of their interests in Shanghai Network and Beijing Acorn to Acorn Information or its designee when permissible under PRC law. The initial term of the loan is ten years and will automatically be renewed for another ten years absent a written termination notice from Acorn Information.

•	Operation and Management Agreements. Under the operation and management agreements among Acorn Information, the two shareholders and each of the affiliated entities, the parties have agreed that Acorn Information will provide guidance and instructions on daily operations and financial affairs of each of these two affiliated entities. The agreements also state that each of the directors, general managers and other senior management personnel of these affiliated entities will be appointed as nominated by Acorn Information. The designees of Acorn Information or its affiliates have the authority to exercise the voting rights on behalf of the two shareholders at the shareholder meetings of the two affiliated entities. Acorn Information has agreed to provide security for contracts, agreements or other transactions entered into by these two affiliated entities with third parties, provided that these affiliated entities shall provide counter-security for Acorn Information using their accounts receivable or assets. In addition, each of these affiliated entities agreed not to enter into any transaction that could materially affect its respective assets, obligations, rights or operations without prior written consent from Acorn Information. The terms of these agreements are ten years and will automatically renew for another ten years absent a written termination notice by Acorn Information.

•	Equity Pledge Agreements. Under the equity pledge agreements among Acorn Information and the two shareholders of the affiliated entities, each of Kuan Song and Pan Zong has pledged all of his or her equity interests in Shanghai Network and Beijing Acorn to Acorn Information to guarantee the performance of the two affiliated entities under the operation and management agreements and the exclusive technical services agreements as described below, as well as their personal obligations under the loan agreements. Each of the shareholders also agrees not to transfer, assign or, pledge his or her interests in any of these affiliated entities without the prior written consent of Acorn Information. If any of these affiliated entities or either of the two shareholders breaches its respective contractual obligations thereunder, Acorn Information, as pledgee, will be entitled to certain rights, including but not limited to the right to sell the pledged equity interests. The terms of these agreements are ten years and will automatically renew for another ten years absent written termination notice by Acorn Information three months prior to their expiry.

•	Exclusive Purchase Agreements. Pursuant to the exclusive purchase agreements among Acorn Information and each of Shanghai Network and Beijing Acorn and their shareholders, Kuan Song and Pan Zong, each of the two shareholders has irrevocably granted Acorn Information or its designee an exclusive option to purchase at any time if and when permitted under PRC law, all or any portion of their equity interests in Shanghai Network and Beijing Acorn for a price that is the minimum amount permitted by PRC law. The terms of these agreements are ten years and will automatically renew for another ten years absent a written termination notice by Acorn Information three months prior to their expiry.

•	Spouse Consent Letter. Pursuant to the spouse consent letters, the spouse of Kuan Song, the shareholder of these two affiliated entities acknowledges that she is aware of, and consents to, the execution by her spouse of irrevocable powers of attorney, equity pledge agreements and the exclusive purchase agreements described above. With respect to establishment, grant and performance of the above irrevocable powers of attorney, equity pledge and the exclusive purchase, each spouse further agrees that, whether at present or in the future, she will not take any actions or raise any claims or objection.

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

We are headquartered in Shanghai and currently own office space totaling 1,926.74 square meters. In 2015 and 2016, we entered into certain property transfer agreements with independent third parties, pursuant to which we sold approximately 1,926.7 square meters of office space in Shanghai, approximately 1,451.4 square meters of our call center property in Shanghai and approximately 628.8 square meters of other properties in Beijing for a total consideration of approximately RMB94.4 million, or $14.5 million. Our leases are typically for a term from one to five years. We also reduced our four central warehousing hubs to only one hub in Shanghai, which covers approximately 2,000 square meters. Starting from January 2016, Shanghai warehouse hub started to use Zhai-ji-song as outsourced logistic service provider, which provides, among others, warehousing and delivery service.

Our manufacturing facilities in Zhuhai occupies an aggregate of approximately 2,000 square meters, which are used for the production of our oxygen generating device product line. As part of our cost control measures, we ceased the operations of our Beijing, Shanghai and Shenzhen facilities in 2015.

During the first quarter of 2009, we obtained a fifty-year land use right of a piece of land in Qingpu district of Shanghai for aggregate consideration of approximately RMB51.2 million (approximately $7.5 million). In 2012, we completed the construction of a warehouse and a factory on this land. To better utilize our Qingpu warehouse and to generate additional revenues, starting from January 2014, we leased approximately 17,721 square meters of warehouse space to Kerry Logistics for a term of two years with an annual rent of RMB7.0 million. The lease of the Qingpu warehouse runs through the end of 2015 and extended to January 2017, generating the rent incomes totaling of RMB20.9 million during the whole lease term. We are currently negotiating a proposed transfer of the Qingpu land use right, together with the warehouse and a factory.

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

As described more fully below under “Liquidity and Capital Resources,” we believe that, based on our current revenue and cost estimates for our on-going operations and our planned cost savings efforts and other planned actions to generate cash as further described in “Item 5 — Liquidity and Capital Resources”, our current cash and cash equivalents and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs for the business in the immediate near future, including for the next 12 months.

A.	Operating Results

Overview

We are a marketing and branding company in China with a proven track record of developing, promoting and selling a diverse portfolio of our proprietary-branded products, as well as well-established and promising new products from third parties. Our business generates revenue principally through our direct sales platforms, particularly e-commerce and call center, and our nationwide distribution network.

Our direct sales business platform involves marketing and selling products directly to consumers in China through our outbound marketing platform (which until early 2015 included TV direct sales, or infomercials) and our Internet/e-commerce sales platform. Our outbound marketing platform includes our call center operations to directly market consumer products to individual customers in China, the majority of whom were previous TV direct sales purchasers who placed orders with us or made calls to our call center from 1998 through early 2015. We also conduct our Internet/e-commerce sales business both through our official website and on the platforms of China’s leading e-commerce companies. We expect our Internet/e-commerce sales to continue to have an increasing importance to our business in the future.

Through our nationwide distribution network, we distribute a select number of our products promoted by our direct sales platforms, including our various proprietary-branded product lines. Our distribution network covers all provinces in China through 23 distributors and allows us to reach over 900 retail outlets across China.

Our longer term goal is to become one of the leading marketing and branding companies for developing, promoting and selling products in China and to capitalize on our integrated multi-channel platform with an aim to become partners of choice for both well-established and promising new businesses to market and distribute their products in China. To date, we have developed several of our own branded products, including our Youngleda oxygen devices, Ozing electronic learning products and Babaka posture-correction products, and have entered into or are in the process of negotiating various arrangements with select third parties to better identify and offer potentially promising new products. Some of these potential counterparties are affiliated with our CEO, Robert Roche. see Item 7.B, “Related Party Transactions.

Over the last three years, our total net revenues declined from $94.8 million in 2014 to $47.5 million in 2015 and further decreased to $24.5 million in 2016 with operating losses totaling $44.9 million in 2014, $40.9 million in 2015 and $9.3 million in 2016. Among other factors, the decline in our total net revenues and our significant operating losses during the period reflect primarily the adverse impact of the following events:

•	increasingly restrictive government regulations on TV infomercials which drove a substantial reduction in our purchase of TV advertising time in 2014 and the termination of our TV direct sales operations in the first quarter of 2015. These actions, in turn, resulted in significantly lower direct sales and lower distribution sales (distribution sales often benefit from TV advertising exposure);

•	continuous internal restructuring, transition, and efforts to reduce our costs at the expense of revenue, cutting back on distributor incentives and the industry wide impact on sales of significant shifts in the market for electronic learning devices; and

•	a legal dispute between two groups of our shareholders relating to the management and direction of our company and the related diversion of our management’s attention from our business and litigation-related prohibitions on our pursuing transactions outside our ordinary course of business. This dispute resulted in a court case that was adjudicated and resulted in the following: by May 2015, (i) a Cayman Islands court issued a final order in connection with the dispute, (ii) Robert Roche, our co-founder, Chairman and controlling shareholder, returned as our CEO and chairman; (iii) we held an extraordinary general meeting (EGM) of our shareholders at which a significant change in the composition of our board of directors was approved by our shareholders and effected and (iv) a business operations and sales team headed by our former co-founder Mr. Don Dongjie Yang has left us.

As a result of reducing our operating losses and the disposal of non-core assets, our bottom line increased from net losses totaling $44.3 million and $40.2 million in 2014 and 2015, respectively, to net income of $3.4 million in 2016. These improving results reflect some success in our management’s implementation of its priorities since May 2015: restructuring our business in light of the evolution of our business model (including the exit from TV direct sales) and the competitive landscape in China, with a view to increasing existing, and identifying new, revenue streams; reducing our operating expenses and cash outflow; and liquidating non-core assets and investments to generate cash.

Our ongoing restructuring and cost saving activities include:

•	significant headcount reductions—we have reduced our total headcount from 305 at December 31, 2015 to 205 at March 31, 2017 (with this headcount reduction including a number of senior level individuals);

•	rationalizing our distribution channel, with the number of outlets in our distribution network reduced from approximately 2,200 at December 31, 2015 to approximately 900 at December 31, 2016;

•	downsizing and consolidating our call center operations, particularly given our exit from TV direct sales, to a single facility located in Wuxi, China;

•	reducing the number of our central warehousing hubs from four to a single facility in Shanghai; and

•	leasing out spare warehouse space to a third party.

In 2015 and 2016, non-recurring expenses, i.e. restructuring and severance costs, included in our cost of sales and general and administrative expenses, totaled $14.9 million and $1.5 million, respectively.

As part of our continued efforts to generate additional cash flow and liquidate non-core assets:

•	Beginning in January 2016, we started to sell shares of Shanghai Yimeng Software Technology Co., Ltd., or Yimeng, on the China National Equities Exchange and Quotations, or the NEEQ. In 2016, we sold approximately 8.0 million shares, representing a decrease in ownership in Yimeng from 12.9% to 8.5% and generating total sale proceeds of RMB126.0 million, or $18.9 million. We may sell additional shares in Yimeng as our management deems appropriate; and

•	we are currently in the process of negotiating for a proposed transfer, or other liquidity generating transaction, of our land use right on a piece of land in Qingpu district of Shanghai together with the warehouse and a factory constructed by us and located on that land. These assets are carried on our books at a total value of approximately $16.8 million as of March 31, 2017, according to our management accounts. The proposed transfer is part of our measures to liquidate our non-core assets.

In 2017, we are seeking to increase revenue by growing sales of our proprietary-branded products as well as third-party branded products through e-commerce, our other direct sales channels and our nationwide distribution network. We will continue to support our own brands and build our reputation as a trusted partner for top foreign brands entering China. Management will remain focused on maintaining healthy margins, managing expenses and generating additional cash flow.  Our medium-term goal is to achieve operating profitability in order to position the business for long term sustainable success.

Factors Affecting Our Results of Operations

 Company-specific factors that may affect our future financial condition and results of operations include, among other things, the following:

•	the impact of regulations on our business:

We operate in a highly regulated market with regulation potentially subject to significant and frequent change, either of which could force us to change our business model significantly. For example, increasing regulation limiting the length and frequency of TV infomercials led to a significant reduction in the availability of TV airtime for infomercials promoting our products. As a result, in 2014 we substantially decreased our purchases of air time for our TV infomercials and in the first quarter of 2015 we ceased our TV direct sales operations. One of the consequences of reducing and then terminating our TV airtime purchases, is that without direct TV exposure, it is more difficult for us to build or maintain our brand and expand our customer base, and harder to maintain the average margins and selling prices for some of our products due to a drop in exposure for our products resulting from a shift to other media channels. To help offset related revenue decreases, we are continuing to devote more resources to increasing our e-commerce sales of Babaka posture-correction products, Youngleda oxygen devices to help drive sales, build our brand and attract new customers. We are also continuing to sell our electronic learning products via our existing nationwide distribution network.

•	Dramatic shifts in success levels of our different brands from year to year:

Sales of our electronic learning products increased significantly comparing 2014 and 2015. However, due to intense competition and other factors, sales of our electronic learning products declined in 2016. While these declines were partially offset in 2016 by increased sales of our Babaka health products/Youngleda oxygen devices, we cannot assure you this trend will continue.

•	the mix of product lines selected by us for marketing through our various sales platforms:

Although we maintain and offer a diverse product portfolio, we generally focus on marketing and selling a limited number of featured product lines at any one time through our direct sales platforms and our nationwide distribution network. Consequently, we have been, and expect to continue to be, dependent on a limited number of featured product lines to generate a large percentage of our gross revenues. For example, sales of our Babaka products, our top selling product line in 2016, contributed approximately $10.0 million in our gross revenues, representing approximately 40.6% of our total gross revenues in 2016. Currently, our featured product lines mainly include electronic learning products, health products, collectible products, mobile phone and kitchen and household products. We currently expect to particularly feature our new models of Babaka products on our sales platforms in 2017.

•	the mix of our direct sales and distribution sales:

We sell our products through (i) our direct sales platforms, which consist of our outbound marketing platform and Internet sales and, before the first quarter of 2015, TV direct sales, and (ii) our nationwide distribution network. With our move away from TV direct sales, the mix of our total net revenues had shifted proportionately to more distribution sales over the past few years, but with our increasing recent focus on e-commerce sales, particularly of our Babaka products, our direct sales platforms again represented an increasing percentage of our total net revenues in 2016. In 2014, 2015 and 2016, our direct sales accounted for 47.7%, 40.8% and 56.4%, respectively, of our total net revenues compared to 52.3%, 59.2% and 43.6%, respectively, for distribution sales. The overall impact of having discontinued our TV direct sales platform on our future operating results depends on, among other things, our success in promoting our products through our other existing platforms and distribution networks, particularly the e-commerce, our ability to establish new direct sales platforms or distribution networks, and the degree to which distribution sales continue to be impacted by having discontinued our TV direct sales programs.

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

Historically, our revenues are driven significantly by our spending on advertising. Consistent with our decreased spending on TV airtime starting in 2014, our total advertising expenses have decreased dramatically from $51.7 million in 2013 to $16.2 million in 2014 and to $2.2 million in 2015 and further to $0.1 million in 2016. Also, the total number of inbound calls to our call centers decreased from 1.2 million in 2014 to 92,000 in 2015 and further to nil in 2016, respectively, with the conversion rate for inbound calls, which is the percentage of inbound calls that result in product purchase orders, decreasing from 13.0% to 11.5% and further to 0%, in 2014, 2015 and 2016, respectively.

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

Revenues	For the years ended December 31,
	2014		2015		2016
	Amount	% of total revenue, net	Amount	% of total revenue, net	Amount	% of total revenue, net
	(in U.S. dollars, except percentage)
Revenues:
Direct sales, net	$45,232,943	47.7%	$19,405,793	40.8%	$13,833,208	56.4%
Distribution sales, net	49,521,779	52.3%	28,139,818	59.2%	10,694,668	43.6%
Total revenues, net	$94,754,722	100%	$47,545,611	100%	$24,527,876	100%

Our net revenues consist of direct sales net revenues generated from our direct sales platforms and distribution sales net revenues. The increase in direct sales net revenues as a percentage of our net revenues from 2015 to 2016 primarily resulted from increased sales of our Babaka products, which were sold through various e-commence platforms. The increase in distribution sales net revenues as a percentage of our net revenues from 2014 to 2015 is primarily due to the decreased revenue contribution by our TV and other direct sales as a percentage to our total net revenues, as we begun to deemphasize TV direct sales in 2014 and discontinued our TV direct sales platform in 2015. The decrease in distribution sales net revenues as a percentage of our net revenues from 2015 to 2016 primarily resulted from our de-emphasis on the sale of electronic learning products via our distribution channels and our shift in focus to our other products sold through various e-commerce platforms, such as the Babaka products.

Direct sales net revenues represent product sales through our direct sales platforms, including outbound marketing, Internet sales and, until the end of the first quarter of 2015, our TV direct sales platform. Our TV direct sales revenues constituted 6.0%, 0.7% and nil of our total net revenues in 2014, 2015 and 2016. While we have moved away from our historic core TV direct sales platform, we have focused on our other direct sales platforms, which currently consist of outbound marketing and e-commerce sales.

Distribution net revenues represent product sales to the distributors that constitute our nationwide distribution network. We sell products to our distributors at a discount to the retail price for the same product.

 Our total net revenues are presented net of certain adjustments, including sales and business taxes, cash rebates on distribution sales, product returns, customer rejections, and costs of membership points on direct sales. We net the cash rebates used in connection with promotional distribution sales activities and membership points used in connection with our customer loyalty program for direct sales against revenue at the time revenue is recorded.

Cost of Revenues

Cost of revenues represents our direct costs to manufacture, purchase or develop products sold by us to consumers or our distributors. For a particular product, the related cost of revenues is the same regardless of whether sold by us directly to consumers or to our distributors. The most significant factor in determining cost of revenues as a percentage of revenue in any period is our product mix for the period. For example, our mobile phone or electronic learning products generally have a higher per unit cost of revenues as compared to other products such as our health products, which often results in a lower gross margin for such products.

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

Advertising Expenses

Advertising expenses historically consisted primarily of the expenses of purchasing our advertising media, such as TV advertising time, Internet, print and radio advertising. Historically, we use our purchased TV advertising time to broadcast our TV direct sales programs and our product-oriented promotional advertising. Our advertising expenses primarily contributed to the cost of the TV advertising time used to broadcast our TV direct sales programs. We also promote brands through print and other media, primarily Internet, print and radio advertising. Historically, the largest component of our advertising expenses was the purchases of TV airtime for infomericals. We ceased to purchase TV advertising time for infomercials in early 2015. In 2016, our advertising expenses primarily consisted of general Ozing Electronic Product advertising, but in 2017 we currently expect our principal advertising expense to be for health products.

Other Selling and Marketing Expenses

Other selling and marketing expenses consist primarily of costs related to product delivery and handling, salary and benefits for our call center sales and marketing personnel, the marketing and promotional expenses of our e-commence business, including the Taobao Partner (“TP”) service fee as well as other platforms’ service and promotion fees, other advertising and expenses associated with the production of our TV direct sales programs prior to early 2015. We rely significantly on EMS and local delivery companies to deliver our products and to collect payments in connection with our products delivered on a cash-on-delivery, or COD, payment method. In general, we are responsible for the delivery and handling fee regardless of whether the delivery is successful.

General and Administrative Expenses

General and administrative expenses consist primarily of compensation and benefits for general management, finance and administrative personnel costs, depreciation and amortization with respect to equipment used for general corporate purposes, professional fees, research and development expenditures and other expenses for general corporate purposes.

Other Operating Income, Net

Other operating income, net consists primarily of proceeds from disposal of certain non-core real property assets, rental income, and commission income from our insurance business and government subsidies. We regularly receive government subsidies from local government agencies for certain taxes paid by us, including value-added, business and income taxes, as well as part of the incentives provided by local government for our investment in the local district. In 2016 and 2015, we recorded proceeds from disposal of certain of our properties in Shanghai and Beijing for a total consideration of $10.6 million and $1.8 million, respectively. In 2014, we rented out 17,721 square meters of our warehouse located in Shanghai Qingpu District to a third party for two years. The lease of the Qingpu warehouse runs through the end of 2015 and extended to January 2017, generating rents of $1.2 million in 2014,$1.2 million in 2015 and $1.0 million in 2016, respectively.

Taxation

We are incorporated in the Cayman Islands and are not subject to tax in this jurisdiction. Our subsidiaries China DRTV and Smooth Profit are incorporated in the British Virgin Islands and are not subject to tax in this jurisdiction. Our subsidiaries Bright Rainbow Investments Limited and MK AND T Communications Limited are incorporated in Hong Kong and are subject to statutory income tax on their Hong Kong sourced income (of which there are none). Our other subsidiaries and affiliated companies are PRC companies. In addition to enterprise income tax, our PRC subsidiaries and affiliated companies are subject to a 17% value added tax, or VAT, on sales in accordance with relevant PRC tax laws. VAT taxes payable are accounted for through the balance sheet and do not have an income statement effect. The statutory income tax rate applicable to PRC companies is 25% for calendar years starting on or after January 1, 2008.

We have adopted the provisions of ASC740-10, “Income Taxes—Overall” (previously FASB Interpretation No. 48, “Accounting For Uncertainty in Income Taxes—an Interpretation of SFAS No. 109”). Based on our analyses under ASC740-10, we have made our assessment of the level of authority for each tax position (including the potential application of interest and penalties) based on the technical merits of the position, and have measured the unrecognized benefits associated with the tax positions accordingly. As of December 31, 2014, 2015 and 2016, we had unrecognized tax benefits of approximately $1.8 million, $1.9 million, and $1.7 million respectively.

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

Revenue Recognition

We recognize net revenue for sales through our direct sales platforms upon delivery of the products to, and acceptance by, our customers (F.O.B. Destination). These revenues are recognized net of sales tax incurred. We rely significantly on EMS and local delivery companies to deliver products through our outbound marketing platforms. The Group relies on Yuantong, a local delivery company to provide the Group data as to their successful deliveries for the Group’s direct sales products through our Internet sales platforms. It generally takes two to three weeks for a product to be delivered by EMS and local delivery companies, with these companies regularly reporting to us product delivery status. For unsuccessful deliveries, EMS and local delivery companies are required to return the undelivered products to us. It generally takes EMS two to three weeks, and local delivery companies approximately seven days, to return the undelivered products to us. We are in the process of developing a system with the delivery companies, which, once launched, will provide us with the delivery status on real-time basis. Direct sales revenues are adjusted in the current accounting period based on actual unsuccessful product deliveries experience reported by EMS and local delivery companies.

We recognize net revenues for products sold through our nationwide distribution network when products are delivered to and accepted by our distributors (F.O.B. Destination). In most cases, the distributors are required to pay in advance for our products. Some distributors are given customary credit terms within the industry based on their creditworthiness. The distributor agreements do not provide discounts, chargebacks, price protection, and stock rotation rights. Accordingly, we record the revenues when products are delivered to and accepted by the distributors as we have no future remaining obligations. However, certain distributor agreements provide performance-based cash rebates which we net against revenue at the time revenue is recorded. In 2014, 2015 and 2016, the costs associated with cash rebates were insignificant.

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

We initially accounted for our Yimeng investment under the cost method.  We helped form Yimeng in 2005, with our initial ownership stake being 51%. By December 31, 2014, our ownership stake was diluted to 12.9% reflecting prior third party capital contributions and sales by us of Yimeng shares.  Because we exerted no significant influence in Yimeng, we recorded our Yimeng investment at a cost of $7 million at December 31, 2013 and 2014.

In July 2015, Yimeng became listed on China National Equities Exchange and Quotations, or the NEEQ. After the listing, quoted market prices became available and we reclassified our Yimeng investment as available-for-sale securities.  As a result, (i) at December 31, 2015 and 2016, our Yimeng investment was recorded at a fair value of $181.2 million and $74.7 million, respectively, and (ii) in 2015 and 2016 we recognized unrealized gains (losses) of $178.5 million and $(72.7) million, respectively (before deducting potential taxes of $44.6 million and $ 18.2 million), which we recorded in other comprehensive income.  See notes 7 and note 8 in our audited financial statements included elsewhere in this annual report. Further, our investment in Yimeng and Yimeng’s subsequent listing on the NEEQ may cause us to be deemed to be an “investment company” under the Investment Company Act of 1940. See Item 3D, “Key Information — Risk Factors—If we are deemed an “investment company” under the U.S. Investment Company Act of 1940, it would adversely affect the price of our ADSs and ordinary shares and could have a material adverse effect on our business.”

Beginning in January 2016, we started to sell Yimeng shares on the NEEQ. In 2016, we sold approximately 8.0 million shares, representing a decrease in ownership in Yimeng from 12.9% to 8.5% and generating total sale proceeds of RMB126.0 million, or $18.9 million.

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

When available, we measure the fair value of financial instruments based on quoted market prices in active markets, valuation techniques that use observable market-based inputs or unobservable inputs that are corroborated by market data. We use valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities measured at fair value are classified in the categories of Level 1, Level 2, and Level 3 based on the lowest level input that is significant to the fair value measurement in its entirety. Pricing information we obtain from third parties is internally validated for reasonableness prior to use in the consolidated financial statements. When observable market prices are not readily available, we generally estimate the fair value using valuation techniques that rely on alternate market data or inputs that are generally less readily observable from objective sources and are estimated based on pertinent information available at the time of the applicable reporting periods. In certain cases, fair values are not subject to precise quantification or verification and may fluctuate as economic and market factors vary and our evaluation of those factors changes. Although we use our best judgment in estimating the fair value of these financial instruments, there are inherent limitations in any estimation technique. In these cases, a minor change in an assumption could result in a significant change in its estimate of fair value, thereby increasing or decreasing the amounts of our consolidated assets, liabilities, equity and net income or loss.

Our financial instruments consist of cash and cash equivalents, restricted cash, accounts receivable, notes receivable, convertible loan receivable, available-for-sale securities, accounts payable and long-term debt. For cash and cash equivalents, restricted cash, accounts receivable, notes receivable and accounts payable, the carrying amounts of these financial instruments as of December 31, 2015 and 2016 were considered representative of their fair values due to their short-term nature. The marketable securities are carried at fair values. The carrying values of long-term debt and convertible loan receivable approximate their fair values as the impacts to discount the long-term debt and convertible loan receivable with a market based interest rate are insignificant.

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

Results of Operations

The following table sets forth our condensed consolidated statements of operations by amount and as a percentage of our total net revenues for 2014, 2015 and 2016:

	For the years ended December 31,
	2014		2015		2016
	Amount	% of total revenues, net	Amount	% of total revenues, net	Amount	% of total revenues, net
	(in thousands, except for percentages)
Condensed Consolidated
Statements of Operations Data
Revenues:
Direct sales, net	$45,233	47.7%	$19,406	40.8%	$13,833	56.4%
Distribution sales, net	49,522	52.3%	28,140	59.2%	10,695	43.6%
Total revenues, net	94,755	100.0%	47,546	100.0%	24,528	100.0%
Cost of revenues:
Direct sales	24,353	25.7%	13,388	28.2%	2,728	11.1%
Distribution sales	32,570	34.4%	21,499	45.2%	9,244	37.7%
Total cost of revenues	56,923	60.1%	34,887	73.4%	11,972	48.8%
Gross profit	37,832	39.9%	12,659	26.6%	12,556	51.2%
Operating (expenses) income
Advertising expenses	(16,233)	-17.1%	(2,204)	-4.6%	(24)	-0.1%
Other selling and marketing expenses	(40,177)	-42.4%	(25,185)	-53.0%	(12,970)	-52.9%
General and administrative expenses	(28,417)	-30.0%	(27,839)	-58.6%	(16,437)	-67.0%
Other operating income, net	2,121	2.2%	1,712	3.6%	7,607	31.0%
Total operating expenses	(82,706)	-87.3%	(53,516)	-112.6%	(21,824)	-89.0%
Loss from operations	(44,874)	-47.4%	(40,857)	-86.0%	(9,268)	-37.8%
Other income (expense), net	1,954	2.1%	1,017	2.2%	18,138	73.9%
Income tax expenses	(1,171)	-1.2%	(183)	-0.4%	(4,593)	-18.7%
Equity in losses of affiliates	(235)	-0.2%	(227)	-0.5%	(868)	-3.5%
Net (loss) income	(44,326)	-46.8%	(40,250)	-84.7%	3,409	13.9%
Net income (loss) attributable to non- controlling interest	3	0.0%	(91)	-0.2%	(30)	-0.1%
Net (loss) income attributable to Acorn International, Inc.	(44,329)	-46.8%	(40,159)	-84.5%	3,438	14.0%

The table below summarizes our gross revenues for 2014, 2015 and 2016, broken down by product categories:

	2014	Sales	2015	Sales	2016	Sales
	$‘000%		$‘000%		$‘000%

Health products	9,876	10.4	8,102	17.0	11,777	47.9
Electronic learning products	44,138	46.5	24,638	51.7	8,071	32.8
Mobile phones	6,000	6.3	5,032	10.6	1,723	7.0
Collectible products	15,414	16.2	5,646	11.8	1,574	6.4
Kitchen and household	9,810	10.3	1,591	3.3	398	1.6
Fitness products	4,554	4.8	766	1.6	217	0.9
Cosmetics products	853	0.9	220	0.5	103	0.4
Consumer electronics products	61	0.1	89	0.2	41	0.2
Auto products	191	0.2	49	0.1	1	0.0
Other products	4,057	4.3	1,520	3.2	698	2.8
Total gross revenues	94,954		47,653		24,603
Less: sales taxes	(199)		(107)		(75)
Total revenues, net	94,755		47,546		24,528

Comparison of Years Ended December 31, 2014, December 31, 2015 and December 31, 2016

Revenues

Our total net revenues, which include direct sales net revenues and distribution sales net revenues, decreased 49.8% from $94.8 million in 2014 to $47.5 million in 2015 and further decreased 48.4% to $24.5 million in 2016. The decrease in our net revenues in 2016 compared to 2015 was primarily due to decreased distribution sales revenue, particularly from our Ozing electronics products, which decrease was partially offset by higher sales of our health products.

In 2014, 2015 and 2016, approximately 47.7%, 40.8% and 56.4% of our total net revenues, respectively, were generated through our direct sales platforms while approximately 52.3%, 59.2% and 43.6% of our total net revenues were generated from our nationwide distribution network, respectively.

The following table sets forth our three best-selling product lines for our direct sales platforms by net revenues and as a percentage of applicable total direct sales gross revenues for the periods indicated, together with reconciliation to direct sales net revenues:

76

		2014			2015			2016
Product	Brand	Revenues	percentage	Rank	Revenues	percentage	Rank	Revenues	percentage	Rank
		(in thousands, except percentages and ranks)
Direct Sales:
Health products	Babaka				$3,710	19.1%	3	$9,150	65.9%	1
Cell phone	SUNVAN, Gionee, K-touch, Lenovo, &Kon	$5,893	13.0%	3	$4,981	25.6%	2	$1,721	12.4%	2
Collectibles products		$15,414	34.0%	1	$5,561	28.6%	1	$1,306	9.4%	3
Kitchen and household products	Rose Knife& True sleeper	$9,722	21.4%	2	—	—		382	2.8%
Fitness products	Yierjian	$—	—		—	—		211	1.5%
Direct sales-total top three		$31,029	68.4%		$14,252	73.3%		$12,177	87.7%
Other products revenues		$14,333	31.6%		$5,207	26.7%		$1,703	12.3%
Total direct sales gross revenues		$45,362	100%		$19,459	100%		$13,880	100%
Total sales tax		$(129)			$(53)			$(47)
Total direct sales net revenues		$45,233			$19,406			$13,833

Direct sales net revenues, which historically included both net proceeds from products sold through our TV direct sales platform, and still include net proceeds from products sold through our call center operations to directly market consumer products to individual customers in China and Internet/e-commerce sales both through our official website and on the platforms of China’s leading e-commerce companies, decreased 57.1% from $45.2 million in 2014 to $19.4 million in 2015 and further decreased 28.7% to $13.8 million in 2016. These decreases were mainly due to reduced TV time purchases starting in 2014 and our exit from TV direct sales in early 2015, as we were unable to fully offset the resulting significant revenue declines with sufficient additional revenues from our call center and Internet/e-commerce sales.

The net decrease of $5.6 million in direct sales net revenues in 2016 compared to 2015 primarily reflected a $4.3 million, or 76.5%, decrease in sales of collectibles products, a $3.3 million, or 65.4%, decrease in sales of mobile phones, and a $5.4 million, or 146.6%, increase in sales of health products, as compared to 2015, primarily due to our exit from TV direct sales and our inability to fully offset the resulting significant revenue declines with sufficient additional revenues from our call center and Internet/e-commerce sales. Our top three products sold through our direct sales platforms in 2016 were health products, mobile phone products and collectible products which collectively accounted for $12.2 million, or 87.7%, of our direct sales gross revenues in 2016.

The net decrease of $25.8 million in direct sales net revenues in 2015 compared to 2014 primarily reflected a $9.9 million, or 63.9%, decrease in sales of collectibles products, a $8.2 million, or 84.3%, decrease in sales of kitchen and household products, and a $3.2 million, or 85.5%, decrease in sales of fitness products, as compared to 2014, primarily due to our exit from TV direct sales and our inability to fully offset the resulting significant revenue declines with sufficient additional revenues from our call center and Internet/e-commerce sales. Our top three products sold through our direct sales platforms in 2015 were collectibles products, mobile phone products and health products which collectively accounted for $14.3 million, or 73.3%, of our direct sales gross revenues in 2015.

The following table sets forth our three best-selling product lines for our distribution network by net revenues and as a percentage of applicable total distribution sales gross revenues for the periods indicated, together with reconciliation to distribution sales net revenues:

77

		2014			2015			2016
Product	Brand	Revenues	Percentage	Rank	Revenues	percentage	Rank	Revenues	percentage	Rank
			(in thousands, except percentages and ranks)
Distribution Sales:
Electronic learning products	Ozing	$42,815	86.3%	1	$23,232	82.4%	1	$7,599	70.9%	1
Health products	Zehom, OXY	$3,064	6.2%	2	$2,172	7.7%	3	$1,768	16.5%	2
Posture correction products	Babaka	2,346	4.7%	3	$2,220	7.9%	2	$859	8.0%	3
Distribution sales-total top three		$48,225	97.2%		$27,624	98.0%		$10,226	95.4%
Other products revenues		$1,368	2.8%		$570	2.0%		$497	4.6%
Total distribution sales gross revenues		$49,593	100%		$28,194	100.0%		$10,723	100.0%
Total sales tax		$(71)			$(54)			$(29)
Total distribution sales net revenues		49,522			$28,140			$10,694

Distribution sales net revenues, which are derived from sales of products to our distributors, decreased 43.2% from $49.5 million in 2014 to $28.1 million in 2015 and further decreased 62.0% to $10.7 million in 2016. We experienced a significant decrease in distribution sales in 2015 and 2016, which was primarily because we tightened our distributor credit policies and loosened the rebate rate paid to distributors of our electronic learning products based on their sales volumes. Our top three distribution sales products in 2016 were our electronic learning products, Youngleda, and health products, which accounted for $10.2 million, or 95.4%, of our distribution sales gross revenues in 2016.

Cost of Revenues

Our cost of revenues is primarily dependent upon the mix of products and units sold during the relevant period.

Our total cost of revenues decreased from $56.9 million in 2014 to $34.9 million in 2015 and further decreased to $12.0 million in 2016 in line with the decrease of our sales levels. As a percentage of total net revenues, total cost of revenues was 60.1%, 73.4% and 48.8% in 2014, 2015 and 2016, respectively. The fluctuations in cost of revenues as a percentage of total net revenues in 2015 and 2016, as compared to the prior year, were primarily as a result of shifts in our product mix in 2015 and 2016, respectively.

Direct sales cost of revenues decreased 45.0% from $24.4 million in 2014 to $13.4 million in 2015 and further decreased 79.6% to $2.7 million in 2016. These declines primarily reflected the decrease in direct sales in 2015 and 2016, respectively.

Distribution sales cost of revenues decreased from $32.6 million in 2014 to $21.5 million in 2015, representing a 34.0% decrease, and further decreased to $9.2 million in 2016, representing a 57.0% decrease. These declines primarily reflected the decreased sales of our electronic learning products.

Gross Profit and Gross Margin

The following table sets forth gross profits and gross margins (being gross profit divided by the related net revenues) for our direct sales and distribution sales platforms:

	For the years ended December 31,
	2014		2015		2016
	Gross profit	Gross margin	Gross profit	Gross margin	Gross profit	Gross margin
	(in thousands, except percentages)
Direct sales	$20,880	46.2%	$6,018	31.0%	$11,105	80.3%
Distribution sales	$16,952	34.2%	$6,641	23.6%	$1,451	13.6%
Total	$37,832	39.9%	$12,659	26.6%	$12,556	51.2%

Our total gross profits decreased from $37.8 million in 2014 to $12.7 million in 2015 and then remained essentially flat at $12.6 million in 2016. Our overall gross margin decreased from 39.9% in 2014 to 26.6% in 2015 and then increased to 51.2% in 2016. Changes in our gross margins from period to period are driven by changes in our product mix and the platforms through which we sell them. The increase in total gross margin in 2016 was largely due to a shift in product mix to include more sales contribution of Babaka products sold through our e-commence channels, which generally have higher margins. In addition to changes in our product mix, the decrease in our total gross margin in 2015 reflects a $4.0 million inventory write-down (mainly related to our discontinuing TV direct sales products).

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

Gross margin on direct sales decreased from 46.2% in 2014 to 31.0% in 2015 and increased to 80.3% in 2016. In 2016, the significant increase in gross margin on direct sales was primarily due to a shift in product mix to include more sales contribution of Babaka products. The decrease in gross margin on direct sales in 2015 was primarily due to lower sales of our collectible products and fitness products, which generally have higher margins than the other products we sell on our direct sales platform.

Gross margin on distribution sales decreased from 34.2% in 2014 to 23.6% in 2015 and further decreased to 13.6% in 2016. The decrease in gross margin on distribution sales was mainly due to our write-down of inventories The principal reasons for the need to write down inventories include excess inventory, product obsolescence, product defects, and changes in the market that we did not foresee.

Operating (Expense) Income

Our total operating expense decreased from expenses of $82.7 million in 2014 to expenses of $53.5 million in 2015 and further decreased to expenses of $21.8 million in 2016. Of the total decrease in operating expenses in 2016 as compared to 2015, $2.2 million represented a decrease in TV advertising expenses, which was mainly attributable to our exit from TV direct sales in early 2015. There was also a $12.2 million decrease in other selling and marketing expenses, which was mainly attributable to the decreased labor costs of sales and marketing personnel as a result of our cost saving activities in 2016. Of the total decrease in operating expenses in 2015 as compared to 2014, $14.0 million of the decrease was a reduction in TV advertising expenses, which were mainly attributable to our reduced TV airtime in 2015. There was also a $15.0 million decrease in other selling and marketing expenses, which was mainly attributable to decreased delivery costs due to our lower sales volume in 2015. Total operating expenses, as a percentage of total net revenue, increased from 87.3% in 2014 to 112.6% in 2015 and then decreased to 89.0% in 2016.

Advertising Expenses

Our advertising expenses decreased from $16.2 million in 2014 to $2.2 million in 2015 and then further decreased to $0.2 million in 2016. As a percentage of total net revenues, advertising expenses decreased from 17.1% in 2014 to 4.6% in 2015, and decreased to 0.1% in 2016. The overall decrease in advertising expenses was primarily due to our decreased purchases of TV advertising time as a result of our exit from TV direct sales starting from the first quarter of 2015. In 2016, the advertising expenses primarily consisted of general Ozing Electronic Product advertising.

Other Selling and Marketing Expenses

Our other selling and marketing expenses decreased 37.3% from $40.2 million in 2014 to $25.2 million in 2015 and further decreased 48.5% to $13.0 million in 2016. Our other selling and marketing expenses as a percentage of total net revenues were 42.4%, 53.0% and 52.9% in 2014, 2015 and 2016, respectively. Of the total $12.2 million decrease in other selling and marketing expenses in 2016, $3.0 million was attributable to reductions in consulting fees and $2.7 million was attributable to lower salary expenses paid to our sales force as part of our cost control measures.

General and Administrative Expenses

Our general and administrative expenses decreased 2.0% from $28.4 million in 2014 to $27.8 million in 2015 and decreased by 41.0% to $16.4 million in 2016. Our general and administrative expenses as a percentage of total net revenues were 30.0%, 58.6% and 67.0% in 2014, 2015 and 2016, respectively. Of the total $16.4 million decrease in general and administrative expenses in 2016 compared to 2015, $4.5 million was attributable to reductions in salary and social insurance, housing accumulation fund, and other benefits payments on behalf of personnel as part of our cost control measures. And $4.4 million of the decrease was attributable to bad-debt provision for doubtful accounts in 2015 which did not recur in 2016. General and administrative expenses in 2015 reflected a $4.4 million bad debt provision in connection with our account receivables and prepaid advertising expenses, partially offset by a $2.5 million decrease in salary and welfare expenses in connection with our cost control measures and a $1.2 million reduction in consulting service fees. In addition, in 2015, we recorded a $0.9 million one-time expense in connection with the reimbursement of Mr. Roche for various costs incurred by him to secure our commercial and business interests from August 2014 to April 2015.

Other Operating Income, Net

Other operating income, net, consisting of government subsidy and miscellaneous commission income, was $2.1 million, $1.7 million and $7.6 million, in 2014, 2015 and 2016, respectively. In 2015, we recognized $1.4 million and $1.8 million, respectively, in other operating income for our sublease of excess warehouse space to third parties and sales of certain non-core properties in Beijing and other fixed assets; and we recognized $2.2 million of other operating expenses in connection with the disposal of fixed assets. In 2016, we sold more of our non-core properties, in Shanghai, and recognized $6.0 million in our other operating income. The remainder of other operating income, net in those periods related to our receipt of subsidies from local government agencies for certain taxes paid, including value-added, business and income taxes as well as part of the incentives provided by local government for our investment in our local district. The subsidy income in 2014, 2015 and 2016 amounted to $0.8 million, $0.2 million and $70,000, respectively. We may not continue to enjoy such government subsidies in the future. See Item 3.D, “Key Information—Risk Factors—The discontinuation of any of the preferential tax treatments and government subsidies available to us in the PRC could materially and adversely affect our results of operations and financial condition”.

Loss from Operations

We recorded losses from operations of $44.9 million, $40.9 million and $9.3 million in 2014, 2015 and 2016, respectively. As a percentage of total net revenues, our losses from operations were 47.4%, 86.0% and 37.8% in 2014, 2015 and 2016, respectively.

Other Income (Expense), Net

Our other income (expense), net was $2.0 million, $1.0 million and $18.1 million, in 2014, 2015 and 2016, respectively. In 2014, 2015 and 2016, our other income included $2.4 million, $0.8 million and $0.5 million, in interest income, respectively. We also recorded a $17.2 million investment gain in 2016 in connection with our sales of Yimeng shares.

Income Tax Expenses

We had a net tax expense of $1.2 million, $0.2 million and $4.6 million in 2014, 2015 and 2016 respectively. Our effective income tax rate for 2014, 2015 and 2016 was 3%, 0% and 52%, respectively.

Equity in losses of affiliates

On December 31, 2012, we acquired 9.3% of the equity interests in China Branding Company Limited, or CBG, for cash of $1.3 million. Mr. Roche, a co-founder and a member of our board of directors, individually holds an additional 7.6% equity interests in CBG and holds one out of five board seats of CBG and accordingly, Mr. Roche is able to exercise significant influence through his participation on the board of directors of CBG. As such, management believes that it can exercise significant influence over CBG through our direct equity investment, our deemed indirect investment through Mr. Roche’s equity interest, and Mr. Roche’s significant influence over CBG. Therefore, we accounted for this investment using the equity method of accounting. In February 2013, our investment in CBG decreased from 9.3% to 8.7% as a result of dilution due to issuance of additional shares by CBG to a new investor, which we accounted for as if we sold 0.6% equity interests in CBG, with the gains from such deemed sale being immaterial. Our equity in losses of CBG in 2014, 2015 and 2016 was $235,161, $226,780 and $718,121, respectively, and were recognized in equity in losses of affiliates in the consolidated statements of operations.

On August 10, 2016, the Group acquired 5% of the then fully diluted share capital of ClearCut Corporation, or ClearCut, a Delaware corporation, for cash of US$150,000. The Group exerted no significant influence in Clearcut and accounted for this investment using the cost method of accounting. Our equity in losses of ClearCut in 2016 was $150,000, and were recognized in equity in losses of affiliates in the consolidated statements of operations.

Net Income (Loss) Attributable to Non-controlling Interests

Net income (loss) attributable to non-controlling interests consist of the 49% or less outside ownership interests in our majority- owned subsidiaries. In 2014, 2015 and 2016, the non-controlling interests totaled $2,503, $(91,127) and $(29,707), respectively.

Net Loss Attributable to Acorn International, Inc.

As a result of the foregoing, our net loss decreased from $44.3 million in 2014 to $40.2 million in 2015, and we achieved net income of $3.4 million in 2016. As a percentage of total net revenues, our net loss was 46.8% and 84.5% in 2014 and 2015, respectively, and our net income was14.0% of total net revenues in 2016.

B.	Liquidity and Capital Resources

Although we had a net income of $3.4 million, we still experienced negative cash flows from operations in the year ended December 31, 2016 and had accumulated deficits of $122.9 million as of that date.

Primarily in the second half of 2015, we commenced significant actions to improve our liquidity position, including sales of non-core assets, and reduce our cash burn. As of December 31, 2016, we had approximately $25.6 million in cash and cash equivalents, term deposits and restricted cash and we believe we will be able to realize our assets and satisfy our liabilities in the normal course of business.

Our anticipated cash flows for 2017 and planned actions to reduce costs and generate cash flows are based on our current expectations, beliefs and estimates and are not guarantees of our future operating results, liquidity and ability to continue operations.

	For the years ended December 31,
	2014	2015	2016
	(in thousands)
Cash and cash equivalents	$34,686	$12,147	$25,506
Net cash provided by (used in) operating activities	(45,633)	(22,333)	(14,300)
Net cash provided by (used in) investing activities	(1,714)	9,399	28,692
Net cash provided by (used in) financing activities	-	(8,896)	(1,531)

Operating Activities

As of December 31, 2016, we had $25.6 million in cash and cash equivalents. Net cash used in operating activities were $45.6 million, $22.3 million and $14.3 million in 2014, 2015 and 2016, respectively. These amounts were adjusted for non-cash items such as gains on disposal of available-for-sale securities, depreciation and amortization, allowance for doubtful receivables, inventory write- downs, deferred income tax expenses(benefits), share-based compensation and changes in various assets and liabilities such as accounts receivables, inventories, prepaid advertising and other expenses, other current assets, accounts payable, accrued expenses, other current liabilities and notes payable, as applicable.

Investing Activities

Investing activities include proceeds from disposal of non-core real estate, proceeds from sales of Yimeng shares, purchases of property and equipment, disbursement for convertible loan receivable, purchase of long-term assets, proceeds from disposal of equipment and decrease (increase) in restricted cash. Net cash provided by investing activities were $9.4 and $28.7 million in 2015 and 2016, respectively. Net cash used in investing activities was $1.7 million in 2014.

Net cash provided by investing activities in 2016 primarily reflects $18.3 million of proceeds from sales of our investment in Yimeng shares and $11.3 million proceeds from disposal of certain non-core properties of our Company. Net cash provided by investing activities in 2015 primarily reflects $9.6 million of our decrease in restricted cash in connection with our long-term bank borrowings and $3.3 million of proceeds from disposal of certain non-core properties of our Company, which we net against $3.0 million cash used for disbursement of convertible loan receivable. Net cash used in investing activities in 2014 reflects the purchase of property and equipment at $1.4 million, among which $1.3 million was mainly used for the purchase of the Genesys CTI System, the purchase of long-term assets $0.6 million and the decrease of restricted cash at $0.3 million.

Financing Activities

In 2016, our net cash used in financing activities mainly reflected repurchasing our ordinary shares at $1.5 million which was authorized by our share buy-back plan. In 2015, our net cash used in financing activities mainly reflected the repayment of our long-term bank borrowings of $8.5 million and $0.4 million used to repurchase our ordinary shares. In 2014, our net cash used in financing activities was nil.

Capital Expenditures

Our capital expenditures consisted principally of the purchases and construction of property and equipment, investments in buildings related to expansions and upgrades to our call center and offices and purchases of management information systems. Our capital expenditures totaled $1.4 million in 2014, primarily reflecting $1.3 million for the Genesys CTI System. We did not record any capital expenditures in 2016 and 2015.

C.	Research and Development

We spent $2.0 million, $1.5 million and $0.3 million on research and development in 2014, 2015 and 2016, respectively.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2014 to December 31, 2016 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F.	Tabular Disclosure of Contractual Obligations

A summary of our contractual obligations at December 31, 2016 is as follows:

	Payments due by period
		Less than		More than
Contractual obligations	Total	1 year	1-3 years	3 years
Operating leases*	$178,869	$138,788	$40,081	$-

Total	$178,869	$138,788	$40,081	$-

*	Operating leases are for office, warehouse and manufacturing facilities.

G.	Recently Issued Accounting Pronouncements

Revenue from Contracts with Customers. In May 2014, the Financial Accounting Standards Board (FASB) issued an accounting standard update on revenue recognition that will be applied to all contracts with customers. The update requires an entity to recognize revenue when it transfers promised goods or services to customers in an amount that reflects what it expects in exchange for the goods or services. It also requires more detailed disclosures to enable users of financial statements to understand the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. In August 2015, the FASB issued ASU No. 2015-14, deferring the effective date for ASU 2014-09 by one year, and thus, the new standard will be effective for fiscal years beginning after December 15, 2017, with early application permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The guidance allows for either a full retrospective or a modified retrospective transition method. The Group continues to evaluate the effect of these accounting pronouncements on its financial statements and will adopt this new guidance on January 1, 2018 using the modified retrospective application method.

Financial Instruments. In January 2016, the FASB issued ASU No. 2016-01, Financial Instruments - Overall: Recognition and Measurement of Financial Assets and Financial Liabilities (ASU 2016-01), which requires that most equity investments be measured at fair value, with subsequent changes in fair value recognized in net income. The ASU also impacts financial liabilities under the fair value option and the presentation and disclosure requirements for financial instruments. In addition, the FASB clarified guidance related to the valuation allowance assessment when recognizing deferred tax assets resulting from unrealized losses on available-for-sale debt securities. Entities will have to assess the realizability of such deferred tax assets in combination with the entities other deferred tax assets. ASU 2016-01 is effective for fiscal years beginning after December 15, 2017 and for interim periods within that reporting period. The Company is currently evaluating the impact of its pending adoption of ASU 2016-01 on its consolidated financial statements.

Leases. In February 2016, the FASB issued ASU No. 2016-02, Leases (ASU 2016-02), which increases transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years, with early application permitted. Upon adoption, lessees must apply a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. The Company is currently evaluating the impact of its pending adoption of ASU 2016-02 on its consolidated financial statements.

Investments. In March 2016, the FASB issued ASU No. 2016-07, Investments – Equity Method and Joint Ventures (Topic 323): Simplifying the Transition to the Equity Method of Accounting (ASU 2016-07), which requires the equity method investor to add the cost of acquiring the additional interest in the investee to the current basis of the investor’s previously held interest and adopt the equity method of accounting as of the date the investment qualifies for equity method accounting. ASU 2016-07 is effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years with early application permitted. The Company is not expecting any material impact from its adoption of ASU 2016-07 on its consolidated financial statements.

Stock Compensation. In March 2016, the FASB issued ASU No. 2016-09, Compensation-Stock Compensation (Topic 718) Improvements to Employee Share-Based Payment Accounting (ASU 2016-09), which is intended to simplify several aspects of the accounting for share-based payment award transactions. ASU 2016-09 is effective for fiscal years beginning after December 15, 2016, including interim periods. The Company will adopt this guidance in the first quarter of 2017 and will elect to continue to estimate forfeitures expected to occur to determine the amount of compensation cost to be recognized in each period. In the first quarter of 2017 the Company will record a $95 million cumulative-effect adjustment increase in retained earnings and an offsetting increase in deferred tax assets for previously unrecognized excess tax benefits that existed as of December 31, 2016. Since substantially all of the Company’s U.S. and foreign deferred tax assets, net of deferred tax liabilities, are subject to a valuation allowance and the realization of these assets is not more likely than not to be achieved, the Company will record a $95 million valuation allowance against these deferred tax assets with an offsetting decrease in retained earnings. The Company will elect to report cash flows related to excess tax benefits on a prospective basis. The presentation requirement for cash flows related to employee taxes paid for withheld shares will not impact the statements of cash flows since such cash flows have historically been presented as a financing activity.

Financial Instruments. In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments - Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments (ASU 2016-13). The standard changes the methodology for measuring credit losses on financial instruments and the timing of when such losses are recorded. ASU 2016-13 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2019. Early adoption is permitted for fiscal years, and interim periods within those years, beginning after December 15, 2018. The Company is currently evaluating the timing of adoption and impact of this new standard on its consolidated financial statements.

Statement of Cash Flows. In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments (ASU 2016-15), which is intended to reduce the existing diversity in practice in how certain cash receipts and cash payments are classified in the statement of cash flows. ASU 2016-15 is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years with early adoption permitted, provided that all of the amendments are adopted in the same period. The Company is currently evaluating the impact of its pending adoption of ASU 2016-15 on its consolidated financial statements.

Income Taxes. In October 2016, the FASB issued ASU No. 2016-16, Income Taxes (Topic 740), Intra-Entity Transfers of Assets Other Than Inventory (ASU 2016-16), which requires entities to recognize the income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs. This amends current GAAP which prohibits recognition of current and deferred income taxes for all types of intra-entity asset transfers until the asset has been sold to an outside party. ASU 2016-16 is effective for fiscal years beginning after December 15, 2017, including interim periods therein with early application permitted. Upon adoption, the Company must apply a modified retrospective transition approach through a cumulative-effect adjustment to retained earnings as of the beginning of the period of adoption. The Company is currently evaluating the impact of this new standard on its consolidated financial statements, as well as its planned adoption date.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth certain information relating to our directors and executive officers as of the date of this annual report. The business address of each of our directors and executive officers is 19/F, 20th Building, 487 Tianlin Road, Shanghai 200233, People’s Republic of China.

Name	Age	Position/Title
Robert W. Roche	54	Chairman of the Board of Directors, Chief Executive Officer
Pierre E. Cohade	55	Independent Director
Cosimo Borrelli	50	Independent Director
David Leung	55	Independent Director
David Naphtali	42	Independent Director
Eric Haibing Wu	44	Independent Director
Jacob A. Fisch	40	President
Geoffrey Weiji Gao	44	Chief Financial Officer, Vice President
Jan Jie Lu	39	Vice President–Business Operation

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

Mr. Pierre E. Cohade, until recently, was the CEO of Triangle Tyre, China’s largest private tire manufacturer. Between 2004 and 2011, Cohade was the president of Goodyear Asia Pacific. Cohade has also served as Senior Advisor to ChinaVest, Wells Fargo’s Investment Bank affiliate in China, as well as the Center for Creative Leadership. In 2003, Group Danone chose Cohade to run its global Walter and Beverage division, based in Paris, France. Cohade started to work for Eastman Kodak in the USA as a financial analyst in 1985 and subsequently held business management and executive positions in Brazil, Mexico, the United States, Singapore and Switzerland. He was named General Manager of Kodak Worldwide Consumer Films in 1996 and assumed leadership of the Asia Pacific region for Kodak’s Consumer business in 1999. Mr. Pierre E. Cohade was named Chairman of Kodak’s Europe, Africa, Middle East and Russia Region in 2001. Mr. Pierre E. Cohade acted as a consultant to Acorn International, Inc. from October 2016 to January 2017. Cohade received a degree in business management from the SKEMA business school in Sophia-Antipolis, France, in 1984 and an MBA from Penn State University in 1985.

Mr. Cosimo Borrelli is an independent director of our company. Mr. Borrelli currently serves as the Managing Director and is a Co-Founder of Borrelli Walsh Limited since September 23, 2006. He previously served as an Executive Director of Alvarez & Marsal Asia Limited from June 29, 2005 until September 22, 2006 and prior to that as Executive Director of RSM Nelson Wheeler Corporate Advisory Services Limited in Hong Kong from January 1, 2002 until June 28, 2005. Mr. Borrelli serves as non-executive director of PanAsialum Holdings Company Limited since May 27, 2016.  Mr Borrelli served as a Non-Executive Director of Global Invacom Group Limited from December 4, 2009. He was the Chairman of the Board of Directors from 4 December 2009 to 25 October 2010. Mr. Borrelli was re-designated on August 8, 2012, and currently serves, as an Independent Director. He served as a Director of ARC Capital Holdings Limited from February 2, 2015 until March 28, 2015. He served as an Independent Director at Jaya Holdings Ltd. from March 31, 2011 until June 30, 2014. He also served as a Non-Executive Director of Forefront International Holdings Ltd., from September 8, 2004 to September 22, 2006. Mr. Borrelli holds a B.A. degree in Economics from the University of Adelaide, Australia.

Mr. David Leung is an independent director of our company. Mr. Leung currently serves as the Chief Business Officer at Duke Kunshan University. Prior to joining Duke Kunshan University, Mr. Leung served as Chief Financial and Business Officer at the Shanghai American School and from 2007 to 2013. From 2004 to 2006, Mr. Leung served as Vice President at the Tasly Group Co. helping it manage its portfolio of investments in the pharmaceutical industry. Mr. Leung was with Motorola Hangzhou from 1997 to 2004, where he served as General Manager since 2002 and as Chief Financial Officer since 1997 with the responsibility over the mobile device business. From 1994 to 1996, Mr. Leung served as the Chief Financial Officer of AT&T Qingdao, and before that, Mr. Leung worked for AT&T in finance, network planning, market planning, and new business development roles. Mr. Leung received his bachelor’s degrees in applied mathematics and in political economy from the University of California in Berkeley, his master’s degree in accounting and financial management from the Keller Graduate School of Management and his master of business administration from Rutgers University. Mr. Leung is a certified public accountant and a certified School Business Administrator in the U.S.

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

 Mr. Eric Haibing Wu has over 20 years of experience in finance. He worked for PricewaterhouseCoopers in the United States from May 2000 to February 2006 and later worked as a senior manager in the assurance department of PricewaterhouseCoopers Zhong Tian CPAs Limited Company from February 2006 to October 2007. Since October 2007, he has been serving as the chief financial officer of Plateno Hotels Group (formerly known as 7 Days Group Holdings Limited). Mr. Wu graduated from Shanghai Jiao Tong University with a bachelor’s degree in economics in July 1994 and received a master’s degree in business administration from Michigan State University in May 2000. Mr. Wu is currently a non-executive independent director of Zhong Ao Home Group Ltd., a company listed on the Hong Kong Stock Exchange.

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

Compensation of Directors and Executive Officers

In 2016, the aggregate cash compensation earned by our executive officers and all of our directors was approximately $3.7 million. For information regarding options granted to officers and directors, see “—Equity Incentive Plans”. We do not pay or set aside any amounts for pensions, retirement or other benefits for our officers and directors.

In April 2016, our compensation committee and board of directors approved a bonus program pursuant to which participating executive officers were entitled to bonus compensation upon satisfaction of certain performance objectives or otherwise based on performance as determined at the discretion of the board. Based on achievement of specified objectives relating to the financial performance of the Company’s business in 2016, the CEO and President are entitled to a cash bonus equal to one times each one’s base salary, with additional amounts payable at the discretion of the compensation committee and board of directors based on their further assessment of the CEO’s and President’s performance in 2016.

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

Generally, to the extent that an outstanding option or SAR initially granted under the 2005 Plan, the 2005 Plan B or the 2006 Plan has not vested by the date when the grantee’s employment or service with us terminates, the option or SAR will terminate and become unexercisable, except as described above. The 2006 Plan expired on April 30, 2016; accordingly, no further options or SARs can be granted under these plans. However, any remaining outstanding SARs or options remain governed by the terms of the applicable Plan as well as the respective option or equity incentive agreements pursuant to which they were issued.

On April 8, 2016, we granted 2,800,000 Restricted Shares under the 2006 Plan to the President of our company. The grant includes time-based shares of 1,800,000 shares, among which 600,000 shares vested on April 8, 2016, 600,000 shares vested on May 4, 2016, and 600,000 shares were to vest on May 4, 2017, as well as performance-based shares of 1,000,000 shares which shall vest upon certain performance targets being met. On November 11, 2016, the board of directors passed a resolution to accelerate the vesting schedule of 600,000 shares which originally intended to be vested on May 4, 2017 to vest on November 11, 2016. As of the date of this annual report, 1,800,000 time-based shares have been vested in full and 1,000,000 performance-based shares have been vested in full as all performance targets were met.

Each SAR granted under our equity plans will be settled upon exercise solely in ordinary shares. Upon exercise, a holder of an SAR will receive ordinary shares having a market price, on the date of exercise, equal to the excess of the fair market value of our ordinary shares on the date of exercise over the exercise price of the applicable SAR.

The table below sets forth, as of the date of this annual report, the option, SAR and RSU grants made to our directors and executive officers, under the 2006 Plan (including prior year grants of options covered under this plan) that are currently outstanding:

Name	Ordinary Shares Underlying Outstanding Option/SARs/RSUs	Exercise Price ($/Share)	Grant Date	Expiration Date
Robert W. Roche	—	—	—	—
Eric Haibing Wu	—	—	—	—
Cosimo Borrelli	—	—	—	—
David Leung	—	—	—	—
David Naphtali	—	—	—	—
Pierre E. Cohade	—	—	—	—	—
Jacob Fisch	—	—	—	—
Geoffrey Weiji Gao	—	—	—	—
Jan Jie Lu	—	—	—	—

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

Terms of Directors and Executive Officers

We currently have six directors on our board of directors. On June 24, 2016, Mr. William Liang resigned from the board of directors due to personal reasons. Mr. Liang confirmed that there was no disagreement between him and the Company. On October 11, 2016 Mr. Eric Haibing Wu was appointed as a director by our board of directors. On February 7, 2017, Mr. Pierre E. Cohade was appointed as a director by our board of directors. Under our current articles of association, each of our directors will be subject to retirement and reelection at each of our annual general meetings.

All of our officers are appointed by and serve at the discretion of our board of directors and are elected by, and may be removed by, a majority vote of our board of directors.

Board Committees

Our board of directors has established an audit committee, a compensation committee and a corporate governance and nominating committee.

Audit Committee

Our audit committee consists of Mr. Cosimo Borrelli, Mr. Mr. Eric Haibing Wu, Mr. Pierre E. Cohade and Mr. David Leung. Mr. Cosimo Borrelli is the chairman of our audit committee. Each member of our audit committee satisfies the “independence” requirements of the NYSE Rules and meets the criteria for independence set forth in Section 10A(m)(3) of the U.S. Securities Exchange Act of 1934, or the Exchange Act.

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

Compensation Committee

Our compensation committee consists of David Naphtali, Eric Haibing Wu, Pierre E. Cohade and David Leung. David Naphtali is the chairman of our compensation committee. Each of the members of our compensation committee satisfies the “independence” requirements of the NYSE Rules.

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

Corporate Governance and Nominating Committee

Our corporate governance and nominating committee consists of Mr. David Leung, Mr. David Naphtali, Mr. Eric Haibing Wu and Mr. Pierre E. Cohade. Mr. David Leung is the chairman of this committee. Of the members of our corporate governance and nominating committee, all of the three members satisfy the “independence” requirements of the NYSE Rules.

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

We have been focusing on enhancing the efficiency and per person productivity of our call center by (i) optimizing the call center to supervisor ratio, and (ii) identifying and retaining highly effective call center salespersons. Meanwhile, we continuously adapt our employee numbers to fit for the changing business scope and scale in all supporting function departments. As of December 31, 2014, 2015 and 2016, we had 894, 305 and 185 employees, respectively. The most labor intensive area of operation is our call center operations, which employed approximately 51.4% of our total employees at the end of 2016. The salary for call center employees includes a base salary plus a variable amount based on an incentive bonus structure.

The following table sets forth the number of our employees categorized by our areas of operation and as a percentage of our total workforce as of December 31, 2016:

	Number of	Percentage
Operations	employees	of total
Call center	95	51.4%
Distribution management	15	8.1%
Manufacturing	17	9.1%
Management and administration	30	16.2%
Product development	9	4.9%
Customer service	7	3.8%
Sales and marketing (including media planning)	12	6.5%
Total	185	100.0%

From time to time, we also employ part-time employees and independent contractors to support the monitoring and analysis of our TV direct sales program broadcasting timing and quality.

Although we undertake a rigorous selection process for our call center employees, the turnover rate for our call center employees located in our Wuxi call center was approximately 161% in 2014, 181% in 2015 and 132% in 2016, respectively, reflecting both voluntary terminations and termination of employees failing to meet our performance standards.

E.	Share Ownership

The following table sets forth information known to us with respect to the beneficial ownership of our ordinary shares as of April 30, 2017:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our ordinary shares.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. The percentage of beneficial ownership is based on 78,590,329 ordinary shares outstanding as of April 30, 2017.

	Shares beneficially owned as
	of April 30, 2017
Name	Number	Percent
Directors and Executive Officers
Robert W. Roche(1)	40,719,717	51.81
Eric Haibing Wu	—	—
Cosimo Borrelli	—	—
David Leung	—	—
David Naphtali	—	—
Pierre E. Cohade
Jacob Fisch	2,800,000	3.56
Geoffrey Weiji Gao	—	—
Jan Jie Lu	—	—
Principal Shareholders
SB Asia Investment Fund II L.P.(2)	20,591,970	26.20
Bireme Limited(3)	19,999,990	25.45
Ritsuko Hattori-Roche(4)	17,422,947	22.17

(1)	Includes (i) 87,588 ADSs held by Moore Bay Trust, which is a charitable trust with Mr. Robert W. Roche’s children being the beneficiaries of the remainder, (ii) 100% of 129,770 Ordinary Shares and 993,512 ADSs held by Bireme Limited, (iii) 77,250 ADSs held by Catalonia Holdings LLC, and (iv) 13,899,267 Ordinary Shares and 176,184 ADSs held by Ms. Ritsuko Hattori-Roche. Mr. Roche disclaims the ownership of the shares held by Moore Bay Trust and voting and dispositive power over the shares owned by Ms. Ritsuko Hattori-Roche.

(2)	Mr. Andrew Y. Yan is the sole shareholder of SAIF II GP Capital Ltd., the sole general partner of SAIF Partners II L.P., which is the sole general partner of SAIF II GP L.P., which is in turn the sole general partner of SB Asia Investment Fund II L.P., our shareholder. The voting agreement among Mr. James Yujun Hu and SB Asia Investment Fund II L.P. dated March 30, 2007 has been revoked by SB Asia Investment Fund II L.P. in November 2008.

(3)	Includes 129,770 ordinary shares and 993,511 ADSs. Bireme Limited, a company incorporated in Cayman Islands, is owned by Ms. Hattori-Roche, the wife of Mr. Robert W. Roche, as to 87.7% of the company’s outstanding shares and Mr. Don Dongjie Yang as to 12.3% of the company’s outstanding shares.

(4)	Includes (i) 12,052,976 Ordinary Shares and 50,072 ADSs transferred from Acorn Composite Corporation, (ii) 1,846,291 Ordinary Shares transferred from The Grand Crossing Trust, (iii) 83,791 ADSs transferred from The Felicitas Trust, and (iv) 42,321 ADSs transferred from The Robert W. Roche 2009 Declaration of Trust.

None of our existing shareholders has voting rights that differ from the voting rights of other shareholders. According to our register of members for our ordinary shares, there are 82 record holders among our ordinary shareholders in the United States. Citibank, N.A. has advised us that, as of April 30, 2017, 2,395,729 ADSs, representing 47,914,581 underlying ordinary shares, were held of record by China DRTV, Inc. and two other registered shareholders domiciled in the United States. We have no further information as to ADSs held, or beneficially owned, by U.S. persons. To our knowledge, we are not owned or controlled, directly or indirectly, by another corporation, by any foreign government or by any other natural or legal persons, severally or jointly. We are not aware of any arrangement which may at a later date result in a change of control of our company.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Please refer to Item 6.E, “Directors, Senior Management and Employees—Share Ownership”.

B.	Related Party Transactions

Contractual Agreements with Affiliated Entities and their Shareholders

Historically, PRC law used to restrict foreign equity ownership of companies that are engaged in direct sales and internet businesses. To comply with these restrictions, we operate our direct sales and internet interactive service businesses in China through a series of contractual arrangements with Shanghai Network, Beijing Acorn, Beijing HJX Technology, Shanghai HJX Electronic and their shareholders, Mr. Song, and Mr. Pan. See Item 4.C, “Information on the Company— Organizational Structure”.

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

The exclusive partnership agreement was approved by our audit committee. As of the date of this Form 20-F, we had identified six products through OLMI. In 2016, we had no transactions with OLMI and therefore no service fee and royalty fees or royalties were paid to OLMI.

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

In 2015, we decided to continue our business with Dreamstart and re-negotiated the licensing arrangement for our use of the its software for the call center. On September 15, 2015, we entered into a master agreement with Dreamstart and its affiliate, pursuant to which, Dreamstart granted a non-exclusive, non-transferable and non-assignable license of the software of Leverage Point System to us, and we shall pay a minimum monthly fee of US$50,000 and a variable fee of US$250 to Dreamstart and its affiliate during the term of the agreement. On September 9, 2015, we entered another software system development agreement with Dreamstart and its affiliate to customize the Leverage Point System pursuant to section 4.1 and section 8.E of the Master Agreement, pursuant to which Dreamstart shall explore and development the customized system for us and we shall pay Dreamstart an aggregate fee of RMB164,441.86. In 2016, we paid US$454,845 to Dreamstart for the use of its call center management system.

Convertible Borrowing with Ryecor China Investment Limited

Ryecor China Investment Limited, or Ryecor, a company wholly owned by Mr. Robert W. Roche, entered into an loan agreement with Shanghai E-surer Financial Services Co., Ltd., or E-surer on October 2014, pursuant to which Ryecor lent E-surer RMB 20,000,000 with a 6% annual interest rate and maturity of August 22, 2018. Under the loan agreement, interest is due at maturity and Ryecor may lend an additional RMB20.0 million at any time prior to the maturity date. All or part of outstanding principle and interest may be converted into E-surer equity based on an agreed formula. The loan was secured by the 51% of E-surer’s equity interest in its wholly-owned subsidiary. The total amount lent to E-surer by Mr. Roche and Acorn Composite Corporation, Inc. (wholly owned by Mr. Roche) under the loan agreement was $3,024,993. In September 2015, Ryecor and Acorn Composite assigned to us all rights and all obligations under the loan agreement at par, and the E-Surer loan was personally guaranteed by Mr. Roche. In exchange, we paid $1,154,386 to Ryecor and $1,870,547 to Acorn Composite. As of the date of this annual report, the loan assigned to us has not been repaid by E-surer.

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

Minority Investment in Related Company

In 2016, we held a 8.7% equity interests in China Branding Group, or CBG, a foreign company incorporated in Cayman Islands, acquired for cash consideration of $1.3 million. Mr. Robert W. Roche, our co-founder and a member of our board of directors, individually also holds a certain amount of equity interests in CBG. As of the date of this annual report, CBG is in the process of liquidation proceedings under the laws of the Cayman Islands, and in 2016, we wrote down our entire investment in CBG.

Employment Agreements

See Item 6.B, “Directors, Senior Management and Employee—Compensation—Employment Agreements”.

Share Options

See Item 6.B, “Directors, Senior Management and Employee—Compensation—Equity Incentive Plans”.

Shareholder Dispute

Our co-founders, Mr. Robert W. Roche and Mr. Don Dongjie Yang, as well as various other shareholders who are aligned with them, have been involved in the dispute with each other for the control of our strategic direction and our board of directors. This shareholder dispute resulted in various proceedings being brought before the Cayman Islands Court during the fourth quarter of 2014 seeking a winding up order in respect of our Company or, in the alternative, various other remedies. In March 2015 the Cayman Islands court issued a final order related to the shareholder dispute and on May 4, 2015 we convened the EGM required to be called by the court’s final order that resulted in changes to our board members and our management. Please refer to the sections headed “Transitional Service Arrangement with Mr. Dongjie Yang” and “Reimbursement to Mr. Robert W. Roche” for the details of the arrangements entered into by the parties.

In connection with the settlement, our board formed a committee comprised of directors who our board determined were independent, namely Mr. William Liang (who has since resigned from the Board without any subsequent replacement on this committee), Mr. Cosimo Borrelli and Mr. David Leung, to evaluate and consider any actions to be taken our company in connection the settlement and the terms thereof as they may apply to our company (including potential conditions to any company action, the consideration to be received by our company and measures designed to protect the interests of our company and its other shareholders). As of the date of this annual report, the settlement has been fully paid.

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

Settlement with Mr. Robert W. Roche’s affiliated entities

On May 7, 2017, our board of directors passed a resolution to pay to Acorn Composite Corporation, Inc. and other affiliates of Mr. Robert W. Roche’s (the “Roche Entities”) the sum of US$924,757 to extinguish all the claims that Roche Entities previously had against us. As of the date of this annual report, such amount has been fully paid by us.

Grant of Shares to Artemis Ventures Ltd.

Artemis Ventures Ltd., or Artemis Ventures, a company wholly owned by Mr. Pierre E. Cohade, entered into a service agreement with China DRTV, Inc. on November 10, 2016 before Mr. Pierre E. Cohade joined us as an independent director on February 1, 2017. On January 12, 2017, our board of granted shares having a value equal to USD25,000 to Artemis Ventures as the consideration for the consultancy services provided by Mr. Pierre E. Cohade from the middle October 2016 to the end of January 2017. On January 31, 2017, the service agreement with Artemis Ventures was terminated and Mr. Pierre E. Cohade ceased acting as a consultant to the Company. Artemis Ventures was granted 65,884 ordinary shares in total.

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

In September 2015, Beijing Mai-La-Ke Technology Center (Mai-La-Ke), or Mai-La-Ke, the previous holder of the trademark of our Oxygen-generating devices, filed a suitcase in the Haidian People’s Court in Beijing against Beijing Acorn Trade Co., Ltd and Beijing Acorn Younglide Science and Technology Co., Ltd. (the two defendants) alleging that the two defendants should provide relevant figures of selling our Oxygen-generating devices since November 2000 to November 2005 in order for them to claim for 50% of the net profit for the period based on a previous agreement signed with the two defendants. In July 25, 2016, the Haidian People’s Court in Beijing issued the first-instance judgment in which all claims raised by Mai-La-Ke were rejected. As of the date of this annual report, Mai-La-Ke has not appealed.

In early 2016, Acorn Information Technology (Shanghai) Co., Ltd filed a lawsuit at the People’s Court of Pudong District of Shanghai against Jinqiu Fitness Facility Co., Ltd., or Jinqiu Fitness, alleging that Jinqiu Fitness should stop infringing our registered trademark for our Babaka posture correction products and advertising online with relevant characters. Besides, we also required Jinqiu Fitness to pay us the indemnification of RMB 1,000,000. In May 9, 2016, the People’s Court of Pudong District of Shanghai held that Jinqiu Fitness shall pay us the indemnification in the amount of RMB 759,000. As of the date of this annual report, Jinqiu Fitness has not paid such indemnification and we have applied Pudong District of Shanghai for the enforcement of such payment by Jinqiu Fitness.

In March 2016, Shanghai Acorn Advertising Broadcasting Co., Ltd. filed a law suit against four advertisement companies registered in Beijing, Xi’an and Shanghai, respectively, requesting the defendants to repay deposits and advertising fees totaling RMB10,226,490.06 previously paid by us. We also claims that the defendants should be responsible for paying damages of RMB 2,157,442 in aggregate as well as attorney fees and other relevant expenses. The court has accepted our application to freeze the defendants’ assets on March 14, 2016. As of the date of this annual report, we reached a settlement agreement with an advertisement company registered in Beijing and all the outstanding and due payment owed to us has been paid. As of the date of this annual report, the court supported partial of our claims against another advertisement company registered in Beijing. In the case against an advertisement company registered in Xi’an, we reached a settlement with such defendant on November 2, 2016. However, since such defendant has not paid us in accordance with such settlement agreement as of the date of this annual report, we have applied to the court to enforce such settlement agreement. In the case against an advertisement company registered in Shanghai, the court supported all of our claims against such defendant and such defendant has refunded us all the deposits and advertising fees and paid the damages as we requested in the lawsuit.

In March 2016, Acorn Trade filed a lawsuit in Shanghai Xuhui District People’s Court against Henan Feifan Electronic Technology Co., Ltd., Mr. Li Dengke and Mr. Nie Yafei to claim for payment for goods, in a sum of RMB2,319,790, together with the interest of RMB92,791.6 accrued to it and all relevant attorney fees and costs of preservation. The court has accepted our case and ordered to freeze the defendant’s assets. In February 20, 2017, the first-instance judgment issued by Shanghai Xuhui District People’s Court supported all the claims raised by Acorn Trade. Heinan Electronic Technology then appealed to Shanghai No.1 Intermediate People’s Court. As of the date of this annual report, the date for the hearing in Shanghai No.1 Intermediate People’s Court has not been scheduled yet.

In early 2016, Acorn Trade filed a lawsuit in Shanghai Xuhui District People’s Court against Nanjing Rongchuan Electronic Trade Co., Ltd. and Mr. Sun Shigong to claim for payment for goods, in a sum of RMB3,228,009, together with the interest of RMB 129,120.36 accrued and the relevant penalty. In December 22, 2016, the court issued the first-instance judgment which supported all the claims raised by Acorn Trade. The defendants then appealed to Shanghai No.1 Intermediate People’s Court. The second-instance judgment issued by Shanghai No.1 Intermediate People’s Court affirmed all the claims raised by Acorn Trade. As of the date of this annual report, Acorn Trade has applied the court to enforce the judgment against the defendants.

On April 7, 2017, Acorn Trade filed a lawsuit in Shanghai Xuhui District People’s Court against Chongqin Heda Technology Co., Ltd. for payment for goods, in a sum of RMB534,700 and the interest accrued to it. As of the date of this annual report, we are still waiting for the court to determine the date for the first hearing.

On April 8, 2017, Acorn Trade filed a lawsuit in Shanghai Xuhui District People’s Court against Sichuan Heda Technology Co., Ltd. for payment for goods, in a sum of RMB 1,109,127 and the interest accrued to it. As of the date of this annual report, we are still waiting for the court to determine the date for the first hearing.

On April 14, 2017, Acorn Trade filed a lawsuit against Shenzhen City Oriental Forest Co., Ltd. for payment for goods, in a sum of RMB1,068,200, and the damages in a sum of RMB1,500,000. As of the date of this annual report, we are still waiting for the court to determine the date for the first hearing.

On August 1, 2016, Acorn Information Technology (Shanghai) Co., Ltd., or Acorn Information, filed a lawsuit in Zhuzhou Intermediate People’s Court against Zhuzhou Xiangguo Trading Co., Ltd. and Mr.Su Yisong for its infringement upon the registered trademark owned by Acorn Information. In January 24, 2017, the court rejected our claims.

On October 1, 2016, Acorn Information filed a lawsuit in Beijing Intellectual Property Court against Taian De’ang Trading Co., Ltd. for its infringement upon the patent hold by Acorn Information and the court accepted the case. As of the date of this annual report, we are still waiting for the court to determine the date for the first hearing.

On January 1, 2017, Acorn Information filed a lawsuit in Shanghai Intellectual Property Court against Nanji E-Commerce (Shanghai) Co., Ltd., Nanji E-Commerce Holding Co., Ltd., Jinan Xuelai Electronic Technology Co., Ltd., Yongkang Juyixuan Trading Co., Ltd. and Ningbo Tangpai E-Commerce Co., Ltd. for their joint infringement upon the patent hold by Acorn Information and the court accepted the case. As of the date of this annual report, we are still waiting for the court to determine the date for the first hearing.

On February 2, 2017, Acorn Information filed a lawsuit in Shenzhen Bao’an District People’s Court against Shenzhen City Yangfuren Environmental Protection Technology Co., Ltd. for its infringement upon the registered trademark owned by Acorn Information and the court accepted the case. As of the date of this annual report, we are still waiting for the court to determine the date for the first hearing.

We have in the past been and in the future may again be, the subject of investigation by SAIC.

 On July 20, 2016, Shanghai Acorn Network Technology Development Co., Ltd., or Shanghai Network, received a penalty notice from SAIC, Shanghai Pudong District branch, in which Shanghai Network was required to pay RMB250,000 as a penalty for its alleged non-compliance with certain requirements under PRC Advertising Law. As of the date of this annual report, Shanghai Network has paid such penalty in full.

We have in the past been, currently are, and in the future may again be, the subject of claims for contractual disputes, intellectual property right infringement or other claims during our course of business.

In October 2014, we received a demand letter from Dreamstart (Hong Kong) Ltd., or Dreamstart, a company providing one-stop solutions for telemarketing businesses which is currently approximately 20% owned by our Mr. Robert W. Roche, our co-founder and a member of our board of directors, alleging that during Mr. Robert W. Roche’s tenure as President/Chief Executive Officer of our company, he agreed to the terms of an equipment purchase agreement with Dreamstart and its affiliates pursuant to which we had allegedly agreed to use certain solutions/software developed by Dreamstart. Dreamstart claimed in the demand letter that our Company owes Dreamstart a service fee of $1.4 million for our use of such solutions/software following the expiration of an initial trial period. In 2015, by approval of the board of directors on June 9, 2015, we decided to settle with Dreamstart and agreed to pay settlement fee of US$1.6 million. On July 6, 2015, we negotiated down the settlement fees to US$1 million and entered into a settlement agreement with Dreamstart. As of the date of this annual report, we have paid all the agreed settlement to Dreamstart.

On May 2, 2017, Acorn Trade (Shanghai) Co. Ltd., or Acorn Trade, received a notice from Shenzhen Bao'an District People’s Court that Shenzhen City Hong Cai Presentation Equipment Co., Ltd. filed a lawsuit regarding a contractual dispute in Shenzhen Bao'an District People’s Court against Acorn Trade, claiming that Acorn Trade must pay a sum of RMB720,107, including the overdue payment of RMB667,535 and the liquidated damages of RMB52,572. As of the date of this annual report, the date for the hearing in Shenzhen Bao'an District People’s Court has been scheduled for May 23, 2017.

On May 9, 2017, Acorn Trade received a notice from Shanghai Xuhui District People’s Court that Shenzhen City Sang Di Technology Co., Ltd., or Sang Di Technology, filed a lawsuit regarding a contractual dispute in Shanghai Xuhui District People’s Court against Acorn Trade, claiming that Acorn Trade must continue to perform its obligations under the contract with Sang Di Technology, pay a sum of RMB3,984,750.18, including the overdue payment of RMB3,869,787, the liquidated damages of RMB14,963.18 and attorney fees paid by Sang Di Technology of RMB100,000. As of the date of this annual report, the date for the hearing in Shanghai Xuhui District People’s Court has been scheduled for May 16, 2017.

On May 2, 2017, Shanghai Acorn Network Technology Development Co., Ltd., or Acorn Network, received a notice from Shanghai Intellectual Property Court that Shanghai Hai Tao Information Technology Co., Ltd. filed a lawsuit regarding a contractual dispute in Shanghai Intellectual Property Court against Acorn Network, claiming that Acorn Network must pay an overdue payment amount of RMB85,000, together with the relevant interest accrued to it. As of the date of this annual report, the date for the pre-hearing meeting in Shanghai Intellectual Property Court has been scheduled for June 7, 2017.

We currently are suing certain former directors for their misconducts during their service.

On December 1, 2016, Acorn International, Inc., or Acorn International, brought a lawsuit against three former directors, namely Andrew Y. Yan, Gordon Xiaogang Wang, and Jing Wang for their misconduct, alleging that three defendants had breached their fiduciary duties and were responsible for alleged misconduct in and/or mismanagement of Acorn international's business resulting from the wrongful removal of Mr. Roche as the Acorn international's chief executive officer, exposing Acorn international to breach of contract claims, refusing to pursue valuable business opportunities and wrongful termination of certain employees resulting in unnecessary severance costs. The relief consists of (1) initial monetary damage claims comprised of US dollar denominated damages of approximately US$26,326,389.76, and Renminbi denominated damages of approximately RMB 120,045,222, (2) costs and (3) such further or other relief as the court considers just. As of the date of this annual report, all three defendants have acknowledged service of the claims and the hearing date is to be determined by the court.

Dividend Policy

We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. In 2014, 2015 and 2016, we did not declare any dividends.

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

Current regulations in China permit our PRC subsidiaries to pay dividends to us only out of their respective accumulated distributable profits, if any, determined in accordance with their articles of association and PRC accounting standards and regulations. The ability of these subsidiaries to make dividends and other payments to us may be restricted by factors that include changes in applicable foreign exchange laws and other laws and regulations. In particular, under Chinese law, these operating subsidiaries may only pay dividends after 10% of their net profit has been set aside as reserve funds, unless such reserves have reached at least 50% of their respective registered capital. Such reserve may not be distributed as cash dividends. In addition, if any of our 12 PRC operating subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us.

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

On November 19, 2015, we announced the ratio change of our ADSs to ordinary shares, par value $0.01 per share from 1:3 to 1:20. The effective date of such ratio change was November 30, 2015. On January 5, 2016, the NYSE notified us that we had regained compliance with the NYSE’s minimum share price standard and continuing listing standards by virtue of the fact that the average closing price of the ADSs for the 30-trading days ended December 31, 2015 was above US$1.00.

The following table sets forth the high and low daily closing trading prices of our ADSs on the New York Stock Exchange for the periods indicated as adjusted to reflect our ADS ratio change:

	Price per ADS (US$)
	High	Low
Annual:
2012	4.54	2.21
2013	2.97	1.42
2014	2.81	1.32
2015	19.20	2.47
2016	11.11	3.90
Quarterly:
Fourth Quarter, 2015	19.20	2.47
First Quarter, 2016	8.35	4.01
Second Quarter, 2016	7.30	4.11
Third Quarter, 2016	10.50	5.20
Fourth Quarter, 2016	11.11	5.99
First Quarter, 2017	12.35	7.53
Monthly
November 2016	8.68	7.12
December 2016	8.41	5.99
January 2017	9.65	7.53
February 2017	12.35	8.01
March 2017	10.30	7.83
April 2017	10.28	8.87
May 2017 (through May 5, 2016)	10.71	10.28

B.	Plan of Distribution

Not applicable.

C.	Markets

See Item 9.A above

D.	Selling Shareholders

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

D.	Exchange Controls

Foreign exchange in China is primarily regulated by:

•	the Foreign Currency Administration Rules (1996), as amended in 1997 and 2008; and

•	the Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996), or the Administration Rules.

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

The principal regulations governing the distribution of dividends paid by wholly foreign-owned enterprises and Sino-foreign joint equity enterprise enterprises include:

•	the Wholly Foreign-Owned Enterprise Law (1986), as amended in 2000 and 2016;

•	the Wholly Foreign-Owned Enterprise Law Implementing Rules (1990), as amended in 2001 and 2014;

•	the Sino-foreign Joint Equity Enterprise Law (1979), as amended in 2001 and 2016;

•	the Sino-foreign Joint Equity Enterprise Law Implementing Rules (1983), as amended in 2001 and 2014; and

•	Company Law of the PRC (2005), as amended in 2013.

Under these regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, a foreign-invested enterprise in China is required to set aside at least a certain percentage of its after-tax profit based on PRC accounting standards each year to its general reserves. These reserves are not distributable as cash dividends. The board of directors of a foreign-invested enterprise has the discretion to allocate a portion of its after-tax profits to employee welfare and bonus funds. These funds, however, may not be distributed to equity owners except in the event of liquidation. In 2015 and 2016, Acorn Information and Shanghai HJX Digital distributed cash dividends of RMB40 million and RMB20 million, respectively to China DRTV

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

We believe we were classified as a PFIC for U.S. federal income tax purposes in the taxable year ended December 31, 2016. Although we intend to conduct our business activities in a manner to reduce the risk of our classification as a PFIC in the future, we currently hold, and expect to continue to hold, a substantial amount of cash and other passive assets, and, because the value of our assets is likely to be determined in large part by reference to the market prices of our ADSs and ordinary shares, which are likely to fluctuate, there can be no assurance that we will not continue to be classified as a PFIC for 2017 or any future taxable year.

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

Since we believe we were classified as a PFIC for the 2016 taxable year, we may arrange to provide a PFIC annual information statement (including information for lower tier PFICs) to U.S. Holders upon their request. We may post this 2016 statement on our corporate website in the “Investor Relations” section. Information contained on our website does not constitute a part of this annual report. If not posted on our corporate website, you would have to contact us to make a request. If you decide to make a QEF election, it must be made on or before the due date for filing your U.S. federal income tax return (including extensions) for the 2016 taxable year or the first year to which the QEF election will apply.

You are urged to consult your own tax advisor concerning the making of such a QEF election and in particular with regard to the application of the “excess distribution” rules to you on any gain realized on the disposition or deemed disposition of your ADSs or ordinary shares, regardless of whether we continue to be a PFIC in the year in which you receive an “excess distribution” or dispose of or are deemed to dispose of your ADSs or ordinary shares should you not make the QEF election with respect to the 2016 taxable year.

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

Interest Rate Risk

As of December 31, 2016, we did not have any outstanding borrowing balance. If we borrow money in future periods, we may be exposed to interest rate risk. We believe our exposure to interest rate risk and other relevant market risks is not material.

Inflation

Inflation in China has not materially impacted our results of operations in recent years. According to the National Bureau of Statistics of China, the change of consumer price index in China was 2.0%, 1.4% and 2.0% in 2014, 2015 and 2016, respectively.

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

From January 1, 2016 to March 31, 2017, we did not receive any reimbursement from the depositary.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

The rights of securities holders have not been materially modified.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of the end of the period covered by this annual report, Our management, with the participation of our chief executive officer and our principal financial and accounting officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) under the Exchange Act) at December 31, 2016. Based on that evaluation, our CEO and principal financial and accounting officer concluded that our disclosure controls and procedures were effective as of December 31, 2016.

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

Under the supervision and with the participation of our chief executive officer and chief financial officer, our management conducted an assessment of the effectiveness of internal control over financial reporting as of December 31, 2016 based on the criteria established in Internal Control — Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our management’s assessment, we concluded that our internal control over financial reporting was effective as of December 31, 2016.

Remediation and Changes in Internal Control over Financial Reporting

There have not been any changes in our internal control over financial reporting in the year ended December 31, 2016, which have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our audit committee is comprised of Mr. Cosimo Borrelli, Mr. Eric Haibing Wu, Mr. Pierre E. Cohade and Mr. David Leung. Mr. Cosimo Borrelliis the chairman of our audit committee who is qualified as an “audit committee financial expert” as defined in Item 401(h) of Regulation S-K under the Securities Act. Each of these directors satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE and Rule 10A-3 under the Exchange Act.

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

The following table sets forth the aggregate fees by specified category in connection with certain professional services rendered by Grant Thornton, our principal external auditors, for the periods indicated. We did not pay any other fees to our auditors during the periods indicated below.

	2015	2016
Audit fees(1)	$565,000	$255,528
Audit-related fees(2)	—	—
Tax fees(3)	—	7,215
All other fees	—	—

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our principal auditors for the assurance and related services. The audit fee for 2016 mainly represents audit and review of financial statements.

(2)	Audit-related fees represent aggregate of fees billed for professional services rendered for the assurance and related services that are not reported under audit fees.

(3)	“Tax fees” includes fees billed for tax consultations.

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

On January 11, 2016, our Board of Directors adopted a share repurchase program under which we may, from time to time on the open market at prevailing market prices, in privately negotiated transactions and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations, repurchase up to US$2 million worth of our ADSs over the next 12 months. As of the date of this annual report, we had repurchased an aggregate of 218,615 ADSs, representing 4,372,300 ordinary shares, on the open market for total cash consideration of approximately $1,729,591.40. The repurchased ADSs are currently held by our subsidiary China DRTV as treasury stocks. Our Board of Directors will review the share repurchase program periodically, and may authorize adjustment of its terms and size.

On February 6, 2017, China DRTV repurchased 40,334 ADSs, representing 806,699 ordinary shares from Mr. Tadashi Nakamura for total cash consideration of approximately $306,744.

The table below details our purchases of our own equity securities pursuant to our share repurchase program:

Period	Total number of ADSs/Ordinary Shares purchased	Average share price paid per ADS	Total purchase price paid
03/01/2016 – 11/05/2016	218,615 ADSs	$7.9116	$1,729,591.40
06/02/2017	40,334 ADSs	$7.6051	306,744.00
Total	258,949 ADSs	7.8638	$2,036,335.4

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Our audit committee recommended, and our board of directors approved, that Grant Thornton be appointed as our independent auditor for the fiscal year ending December 31, 2016, replacing Deloitte Touche Tohmatsu Certified Public Accountants LLP (“Deloitte”) which served as our independent auditor previously. The appointment of Grant Thornton was effective from November 22, 2016.

Deloitte’s reports on our consolidated financial statements during the two-year period ended December 31, 2015 did not contain an adverse opinion or disclaimer of opinion, nor were such reports qualified or modified as to uncertainty, audit scope, or accounting principles.

During the two-year period ended December 31, 2015 and through October 17, 2016, being the date Deloitte was dismissed, we did not have any disagreements with Deloitte on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Deloitte, would have caused them to make reference thereto in their report on the financial statements for such years.

During our two fiscal years ended December 31, 2015 and through October 17, 2016, there were no “reportable events” (hereinafter defined) requiring disclosure pursuant to Section 229.304(a)(1)(v) of Regulation S-K. As used herein, the term “reportable event” means any of the items listed in paragraphs (a)(1)(v)(A)-(D) of Section 304 of Regulation S-K.

We provided Deloitte with a copy of the disclosures under this Item 16F and requested from Deloitte a letter addressed to the Securities and Exchange Commission indicating whether it agrees with such disclosures. While Deloitte has indicated it has no disagreement with us as described above, as of the date of this annual report, Deloitte has been unwilling to provide confirmation thereof in the required letter.

ITEM 16G.	CORPORATE GOVERNANCE

As a foreign private issuer with shares listed on the NYSE, we are subject to corporate governance requirements imposed by the NYSE. Under Section 303A of the NYSE’s Listed Company Manual, NYSE listed non-US companies may, in general, follow their home country corporate governance practices in lieu of some of the NYSE corporate governance requirements. We are committed to a high standard of corporate governance. As such, we endeavor to comply with most of the NYSE corporate governance practices. However, the following are the ways in which our current corporate governance practices differ from NYSE corporate governance requirements since the laws of Cayman Islands do not require such compliance:

•	Our corporate governance and nominating committee of our board of directors is not comprised entirely of independent directors.

•	Our compensation committee of our board of directors is not comprised entirely of independent directors.

We may in the future determine to voluntarily comply with one or more of the foregoing provisions as required by NYSE’s Listed Company Manual.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report.

ITEM 19.	EXHIBITS

EXHIBITS INDEX

Exhibit
Number	Description
1.1*	Amended and Restated Memorandum and Articles of Association of Acorn International, Inc.

2.1**	Specimen American Depositary Receipt

2.2*	Specimen Certificate for Ordinary Shares

2.33**	Form of Deposit Agreement among Acorn International, Inc., Citibank, N.A., and holders and beneficial owners of American Depositary Shares issued thereunder

4.1*	Form of Indemnification Agreement with the directors of Acorn International, Inc.

4.2*	Form of Employment Agreement of Acorn International, Inc.

4.3***	Loan Agreement undated, by and among Acorn Trade (Shanghai) Co., Ltd., Kuan Song and Pan Zong

4.4***	Exclusive Technical Service Agreement undated, by and between Acorn Trade (Shanghai) Co., Ltd. and Beijing HJX Technology Development Co., Ltd.

4.5***	Operation and Management Agreement undated, by and among Acorn Trade (Shanghai) Co., Ltd., Beijing HJX Technology Development Co., Ltd., Kuan Song and Pan Zong

4.6***	Equity Pledge Agreement undated, by and among Acorn Trade (Shanghai) Co., Ltd., Kuan Song and Pan Zong in connection with shares of Beijing HJX Technology Development Co., Ltd.

4.7***	Exclusive Purchase Agreement undated, by and among Acorn Trade (Shanghai) Co., Ltd., Kuan Song, Pan Zong and Beijing HJX Technology Development Co., Ltd.

4.8***	Power of Attorney undated, issued by Kuan Song and Pan Zong in favor of a designee of Acorn Trade (Shanghai) Co., Ltd. in connection with Beijing HJX Technology Development Co., Ltd.

4.9***	Termination Agreement undated, by and among Shanghai HJX Digital Technology Co., Ltd., Kuan Song, Pan Zong, Beijing HJX Technology Development Co., Ltd., Acorn Trade (Shanghai) Co., Ltd. and Weiji Gao in connection with the termination of prior contractual arrangements regarding Beijing HJX Technology Development Co., Ltd.

4.10***	Letter of Consent undated, issued by Kai Wang

4.11***	Loan Agreement dated May 27, 2015, by and among Acorn Information Technology (Shanghai) Co., Ltd., Kuan Song and Pan Zong

4.12***	Exclusive Technical Service Agreement dated May 27, 2015, by and between Acorn Information Technology (Shanghai) Co., Ltd. and Beijing Acorn Trade Co., Ltd.

4.13***	Operation and Management Agreement dated May 27, 2015, by and among Acorn Information Technology (Shanghai) Co., Ltd., Beijing Acorn Trade Co., Ltd., Kuan Song and Pan Zong

4.14***	Equity Pledge Agreement dated May 27, 2015, by and among Acorn Information Technology (Shanghai) Co., Ltd., Kuan Song and Pan Zong in connection with shares of Beijing Acorn Trade Co., Ltd.

4.15***	Exclusive Purchase Agreement dated May 27, 2015, by and among Acorn Information Technology (Shanghai) Co., Ltd., Kuan Song, Pan Zong and Beijing Acorn Trade Co., Ltd.

4.16***	Power of Attorney dated May 27, 2015, issued by Kuan Song and Pan Zong in favor of a designee of Acorn Information Technology (Shanghai) Co., Ltd. in connection with Beijing Acorn Trade Co., Ltd.

4.17***	Termination Agreement dated May 27, 2015, by and among Acorn Information Technology (Shanghai) Co., Ltd., Dongjie Yang, Weiguo Ge, Beijing Acorn Trade Co., Ltd., Kuan Song and Pan Zong in connection with the termination of prior contractual arrangements regarding Beijing Acorn Trade Co., Ltd.

4.18***	Letter of Consent dated May 27, 2015, issued by Kai Wang

4.19***	Loan Agreement dated May 27, 2015, by and among Acorn Information Technology (Shanghai) Co., Ltd., Kuan Song and Pan Zong

4.20***	Exclusive Technical Service Agreement dated May 27, 2015, by and between Acorn Information Technology (Shanghai) Co., Ltd. and Shanghai Acorn Network Technology Development Co., Ltd.

4.21***	Operation and Management Agreement dated May 27, 2015, by and among Acorn Information Technology (Shanghai) Co., Ltd., Shanghai Acorn Network Technology Development Co., Ltd., Kuan Song and Pan Zong

4.22***	Equity Pledge Agreement dated May 27, 2015, by and among Acorn Information Technology (Shanghai) Co., Ltd., Kuan Song and Pan Zong in connection with shares of Shanghai Acorn Network Technology Development Co., Ltd.

4.23***	Exclusive Purchase Agreement dated May 27, 2015, by and among Acorn Information Technology (Shanghai) Co., Ltd., Kuan Song, Pan Zong and Shanghai Acorn Network Technology Development Co., Ltd.

4.24***	Power of Attorney dated May 27, 2015, issued by Kuan Song and Pan Zong in favor of a designee of Acorn Information Technology (Shanghai) Co., Ltd. in connection with Shanghai Acorn Network Technology Development Co., Ltd.

4.25***	Termination Agreement dated May 27, 2015, by and among Acorn Information Technology (Shanghai) Co., Ltd., Dongjie Yang, Weiguo Ge, Shanghai Acorn Network Technology Development Co., Ltd., Kuan Song and Pan Zong in connection with the termination of prior contractual arrangements regarding Shanghai Acorn Network Technology Development Co., Ltd.

4.26***	Letter of Consent dated May 27, 2015, issued by Kai Wang

4.27***	Exclusive Technical Service Agreement dated May 27, 2015, by and between Shanghai HJX Digital Technology Co., Ltd. and Shanghai HJX Electronic Technology Co., Ltd.

4.28***	Operation and Management Agreement dated May 27, 2015, by and among Shanghai HJX Digital Technology Co., Ltd., Shanghai HJX Electronic Technology Co., Ltd., Kuan Song and Pan Zong

4.29***	Equity Pledge Agreement dated May 27, 2015, by and among Shanghai HJX Digital Technology Co., Ltd., Kuan Song and Pan Zong in connection with shares of Shanghai HJX Electronic Technology Co., Ltd.

4.30***	Exclusive Purchase Agreement dated May 27, 2015, by and among Shanghai HJX Digital Technology Co., Ltd., Shanghai HJX Electronic Technology Co., Ltd., Kuan Song and Pan Zong

4.31***	Power of Attorney dated May 27, 2015, issued by Kuan Song and Pan Zong in favor of a designee of Shanghai HJX Digital Technology Co., Ltd. in connection with Shanghai HJX Electronic Technology Co., Ltd.

4.32***	Termination Agreement dated May 27, 2015, by and among Shanghai HJX Digital Technology Co., Ltd., Yang Dongjie, Ge Weiguo, Shanghai HJX Electronic Technology Co., Ltd., Kuan Song and Pan Zong in connection with the termination of prior contractual arrangements regarding Shanghai HJX Electronic Technology Co., Ltd.

4.33***	Letter of Consent dated May 27, 2015 issued by Kai Wang

4.34***	Loan Agreement dated May 27, 2015, by and among Shanghai HJX Digital Technology Co., Ltd., Kuan Song and Pan Zong

4.35***	Settlement Agreement between the Company, Acorn Composite Corporation, Inc. and Robert W. Roche

4.36***	Transitional Services and Separation Agreement between Mr. Don Dongjie Yang, the Company and D.Y. Capital Inc. dated May 27, 2015

4.37***	Form of Employment Agreement with Management

8.1***	List of subsidiaries

11.1*	Code of Business Conduct and Ethics of Acorn

12.1	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

*	Previously filed as an exhibit to the Registration Statement on F-1 registration (File No. 333-141860), as amended, initially filed with the Securities and Exchange Commission on April 3, 2007.
**	Incorporated by reference to the Registration Statement on Form F-6 (File No. 333-142177), which was filed with the Securities and Exchange Commission with respect to American depositary shares representing ordinary shares on April 17, 2007.

***	Previously filed with the Registrant’s annual report on Form 20-F, filed with the SEC on May 16, 2016.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ACORN INTERNATIONAL, INC.

/s/ Geoffrey Weiji Gao
Name: Geoffrey Weiji Gao
Title: Chief Financial Officer

Date: May 15, 2017

ACORN INTERNATIONAL, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF

ACORN INTERNATIONAL, INC.

We have audited the accompanying consolidated balance sheets of Acorn International, Inc. and its subsidiaries and variable interest entities (collectively, the “Group”) as of December 31, 2016, and the related consolidated statements of operations, comprehensive income (loss), changes in equity, cash flows for the year ended December 31, 2016. Our audits of the basic consolidated financial statements included the financial statements schedules listed in the index appearing under Schedule I and Schedule II. These financial statements and financial statement schedules are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Group’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements referred to above present fairly, in all material respects, the financial position of Acorn International, Inc. and its subsidiaries and variable interest entities as of December 31, 2016, and the results of their operations and their cash flows for the year ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ GRANT THORNTON

Shanghai, People’s Republic of China

May 15, 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM—(Continued)

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF

ACORN INTERNATIONAL, INC.

We have audited the accompanying consolidated balance sheets of Acorn International, Inc. and its subsidiaries and variable interest entities (collectively, the “Group”) as of December 31, 2015, and the related consolidated statements of operations, comprehensive income (loss), changes in equity, cash flows for each of the two years in the period ended December 31, 2015, and the related financial statements schedules included in Schedule I and Schedule II. These financial statements and related financial statement schedules are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements and related financial statement schedules based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Acorn International, Inc. and its subsidiaries and variable interest entities as of December 31, 2015, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, China

May 16, 2016

ACORN INTERNATIONAL, INC.

CONSOLIDATED BALANCE SHEETS

(In US dollars, except share data)

	December 31,
	2015	2016
Assets
Current assets:
Cash and cash equivalents	$12,146,854	$25,505,731
Restricted cash	126,278	72,077
Accounts receivable, net of allowance for doubtful accounts of $5,398,166 and $3,702,514 as of December 31, 2015 and 2016, respectively	1,905,499	1,271,209
Notes receivable	276,062	—
Inventory	4,135,624	3,977,336
Held-for-sale assets	3,808,471	—
Prepaid advertising expenses	474,761	10,689
Other prepaid expenses and current assets	6,314,872	2,667,930
Deferred tax assets	1,076,154	588,493

Total current assets	30,264,575	34,093,465
Prepaid land use right, net	7,195,292	6,578,765
Property and equipment, net	16,615,300	13,885,079
Acquired intangible assets, net	876,970	575,273
Investments in affiliates	718,121	—
Available-for-sale securities	181,164,778	74,666,865
Convertible loan receivable	3,257,622	3,218,665
Other long-term assets	626,108	301,752

Total assets	$240,718,766	$133,319,864
Liabilities and equity
Current liabilities:
Accounts payable	$3,061,519	$2,614,118
Accrued expenses and other current liabilities	11,855,695	9,132,166
Income taxes payable	2,091,559	3,665,757
Deferred revenue	548,066	380,526

Total current liabilities	17,556,839	15,792,567
Deferred tax liability	44,449,212	18,017,610

Total liabilities	62,006,051	33,810,177

Commitments and contingencies (Note 18)
Equity:
Acorn International, Inc. shareholders’ equity:
Ordinary shares ($0.01 par value; 100,000,000 shares authorized 89,018,518 and 91,818,518 shares issued and 76,531,135 and 75,406,875 shares outstanding as of December 31, 2015 and 2016, respectively)	890,185	918,185
Additional paid-in capital	161,308,330	161,938,330
Accumulated deficits	(126,349,246)	(122,910,876)
Accumulated other comprehensive income	162,580,400	80,865,261
Treasury stock, at cost (12,487,383 and 16,411,643 shares as of December 31, 2015 and 2016, respectively)	(20,109,451)	(21,640,346)

Total Acorn International, Inc. shareholders’ equity	178,320,218	99,170,554
Noncontrolling interests	392,497	339,133

Total equity	178,712,715	99,509,687

Total liabilities and equity	$240,718,766	$133,319,864

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

	December 31,
	2015	2016
Assets of consolidated VIEs:
Current assets:
Cash and cash equivalents	$1,317,685	$1,365,895
Restricted cash	126,278	72,077
Accounts receivable, net of allowance for doubtful accounts of $1,874,208 and $238,651 as of December 31, 2015 and 2016, respectively	721,713	404,057
Inventory	323,008	134,632
Held-for-sale assets	1,574,543	—
Other prepaid expenses and current assets	864,070	630,111
Deferred tax assets, net	401,492	401,808
Total current assets	5,328,789	3,008,580
Property and equipment, net	1,729,560	957,103
Total assets of consolidated VIEs	$7,058,349	$3,965,683

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

	December 31,
	2015	2016
Liabilities of consolidated VIEs:
Current liabilities:
Accounts payable	$158,855	$179,215
Accrued expenses and other current liabilities	1,847,559	1,061,350
Deferred revenue	532,764	380,526
Income taxes payable	411,732	401,808
Total liabilities of consolidated VIEs	$2,950,910	$2,022,899

The accompanying notes are an integral part of these consolidated financial statements.

ACORN INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In US dollars, except share data)

	For the years ended December 31,
	2014	2015	2016
Revenues:
Direct sales, net	$45,232,943	$19,405,793	$13,833,208
Distribution sales, net	49,521,779	28,139,818	10,694,668

Total revenues, net	94,754,722	47,545,611	24,527,876

Cost of revenues:
Direct sales	24,352,882	13,388,423	2,728,390
Distribution sales	32,570,037	21,498,735	9,243,903

Total cost of revenues	56,922,919	34,887,158	11,972,293

Gross profit	37,831,803	12,658,453	12,555,583

Operating (expenses) income
Advertising expenses	(16,232,840)	(2,203,996)	(23,701)
Other selling and marketing expenses	(40,177,216)	(25,185,444)	(12,970,090)
General and administrative expenses	(28,417,373)	(27,839,081)	(16,437,112)
Other operating income, net	2,121,208	1,712,774	7,607,334

Total operating expenses	(82,706,221)	(53,515,747)	(21,823,569)

Loss from operations	(44,874,418)	(40,857,294)	(9,267,986)
Interest expense	(189,863)	(14,183)	—
Interest income	2,590,212	836,211	466,530
Other income (expense), net	(446,662)	195,355	17,671,023

Income (Loss) before income taxes and equity in losses of affiliates	(42,920,731)	(39,839,911)	8,869,567
Income tax expenses	(1,170,517)	(183,091)	(4,592,783)
Equity in losses of affiliates	(235,161)	(226,779)	(868,121)

Net income (loss)	(44,326,409)	(40,249,781)	3,408,663
Net income (loss) attributable to noncontrolling interests	2,503	(91,127)	(29,707)

Net income (loss) attributable to Acorn International, Inc. shareholders	$(44,328,912)	$(40,158,654)	$3,438,370
Income (Loss) per ordinary share:
Basic and diluted	$(0.54)	$(0.51)	$0.05
Shares used in calculating income (loss) per ordinary share:
Basic and diluted	82,690,613	79,226,404	75,600,700

Includes share-based compensation related to:
General and administrative expenses	$428,000	$71,333	$658,000

The accompanying notes are an integral part of these consolidated financial statements.

ACORN INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In US dollars, except share data)

	For the years ended December 31,
	2014	2015	2016
Net income (loss)	$(44,326,409)	$(40,249,781)	$3,408,663
Other comprehensive income, net of tax
Foreign currency translation adjustments	(701,895)	(5,895,181)	(27,222,102)
Unrealized gain (loss) of available-for-sales securities, net of tax of $ 44,621,498 and $ (18,172,231) in 2015 and 2016, respectively	—	133,864,495	(54,516,694)

Comprehensive income (loss)	(45,028,304)	87,719,533	(78,330,133)
Comprehensive income (loss) attributable to non-controlling interest	716	(117,409)	(53,364)

Comprehensive income (loss) attributable to Acorn International, Inc.	(45,029,020)	87,836,942	(78,276,769)

The accompanying notes are an integral part of these consolidated financial statements.

ACORN INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In US dollars, except share data)

	Acorn International, Inc. shareholders’ equity
	Ordinary shares		Additional paid-in capital	Accumulated deficits	Accumulated other comprehensive income	Treasury stock, at cost		Total	Noncontrolling interests	Total equity
	Shares	Amount				Shares	Amount
Balance at January 1, 2014	94,937,174	$949,372	$161,499,810	$(41,861,680)	$35,284,912	(12,487,383)	$(20,109,451)	$135,762,963	$509,190	$136,272,153
Net income (loss)	—	—	—	(44,328,912)	—	—	—	(44,328,912)	2,503	(44,326,409)
Foreign currency translation adjustments	—	—	—	—	(700,108)	—	—	(700,108)	(1,787)	(701,895)
Exercise of restricted share units	300,000	3,000	(3,000)	—	—	—	—	—	—	—
Share-based compensation	—	—	428,000	—	—	—	—	428,000	—	428,000

Balance at December 31, 2014	95,237,174	$952,372	$161,924,810	$(86,190,592)	$34,584,804	(12,487,383)	$(20,109,451)	$91,161,943	$509,906	$91,671,849
Net loss	—	—	—	(40,158,654)	—	—	—	(40,158,654)	(91,127)	(40,249,781)
Foreign currency translation adjustments	—	—	—	—	(5,868,899)	—	—	(5,868,899)	(26,282)	(5,895,181)
Unrealized gain of available-for-sales securities	—	—	—	—	133,864,495	—	—	133,864,495	—	133,864,495
Exercise of restricted share units	300,000	3,000	(3,000)	—	—	—	—	—	—	—
Share-based compensation	—	—	71,333	—	—	—	—	71,333	—	71,333
Repurchase and cancellation of ordinary shares(Note 21)	(6,518,656)	(65,187)	(684,813)	—	—	—	—	(750,000)	—	(750,000)

Balance at December 31, 2015	89,018,518	$890,185	$161,308,330	$(126,349,246)	$162,580,400	(12,487,383)	$(20,109,451)	$178,320,218	$392,497	$178,712,715
Net income (loss)	—	—	—	3,438,370	—	—	—	3,438,370	(29,707)	3,408,663
Foreign currency translation adjustments	—	—	—	—	(27,198,445)	—	—	(27,198,445)	(23,657)	(27,222,102)
Fair value fluctuation of available-for-sale securities	—	—	—	—	(54,516,694)	—	—	(54,516,694)	—	(54,516,694)
Exercise of restricted share units	2,800,000	28,000	(28,000)	—	—	—	—	—	—	—
Share-based compensation expenses	—	—	658,000	—	—	—	—	658,000	—	658,000
Share buy-back				—	—	(3,924,260)	(1,530,895)	(1,530,895)	—	(1,530,895)

Balance at December 31, 2016	91,818,518	$918,185	$161,938,330	$(122,910,876)	$80,865,261	(16,411,643)	$(21,640,346)	$99,170,554	$339,133	$99,509,687

The accompanying notes are an integral part of these consolidated financial statements.

ACORN INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In US dollars, except share data)

	For the years ended December 31,
	2014	2015	2016
Operating activities:
Net income (loss)	$(44,326,409)	$(40,249,781)	$3,408,663
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Share-based compensation	428,000	71,333	658,000
Equity in losses of affiliates	235,161	226,779	868,121
Providing(reversal) of allowance for doubtful accounts	(381,972)	3,856,777	(187,193)
Inventory write-downs	936,126	3,954,771	470,069
Depreciation and amortization	4,053,944	3,946,859	2,585,737
Losses(gains) from disposal of equipment and other long-term assets	1,085,910	(787,160)	672,667
Deferred income tax expenses (benefits)	(109,664)	(179,990)	423,423
Accrued interests on long-term debt	189,863	14,183	—
Accrued interests on convertible loan	—	(232,690)	(184,170)
Accrued interests on restricted cash	(360,033)	—	—
Gains on disposal of available-for-sale securities	—	—	(18,088,327)
Gains on disposal of held-for-sales assets	—	—	(5,838,768)
Changes in operating assets and liabilities:
Accounts receivable	(610,373)	2,913,226	652,386
Notes receivable	(122,452)	(153,610)	276,062
Inventory	2,929,193	4,691,346	(311,781)
Prepaid advertising expenses	(2,947,031)	4,579,347	460,984
Other prepaid expenses and current assets	(1,425,279)	2,532,275	3,257,691
Accounts payable	(2,963,364)	(7,343,894)	(447,401)
Accrued expenses and other current liabilities	(1,468,911)	(343,890)	(4,382,664)
Notes payable	(1,148,125)	—	—
Income taxes payable	493,226	289,717	1,574,198
Deferred revenue	(120,534)	(118,673)	(167,540)
Net cash used in operating activities	$(45,632,724)	$(22,333,075)	$(14,299,843)

Investing activities:
Purchase of property and equipment	(1,360,682)	(21,388)	(483,922)
Proceeds from disposal of equipment	2,403	3,288,653	80,748
Proceeds from disposal of held-for-sale assets	—	—	11,291,342
Investment in an affiliate	—	—	(150,000)
Disbursement for loan receivable	—	(3,024,932)	—
Purchase of other long-term assets	(620,985)	(477,220)	(358,938)
Proceeds from disposal of available-for-sale securities	—	—	18,258,139
Decrease (increase) in restricted cash	265,002	9,633,487	54,201
Net cash provided by (used in) investing activities	$(1,714,262)	$9,398,600	$28,691,570

The accompanying notes are an integral part of these consolidated financial statements

ACORN INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

(In US dollars, except share data)

	For the years ended December 31,
	2014	2015	2016
Financing activities:
Repurchase of ordinary shares	—	(375,000)	(1,530,895)
Repayment of long-term debt	—	(8,520,507)	—
Net cash used in financing activities	$—	$(8,895,507)	$(1,530,895)
Effect of exchange rate changes on cash and cash equivalents	$(518,949)	$(709,543)	$498,045

Net increase (decreased) in cash and cash equivalents	$(47,865,935)	$(22,539,525)	$13,358,877
Cash and cash equivalents at the beginning of the year	82,552,314	34,686,379	12,146,854
Cash and cash equivalents at the end of the year	$34,686,379	$12,146,854	$25,505,731

Supplemental disclosure of cash flow information:
Income taxes paid	$873,771	$129,780	$2,236,119
Interest paid	$185,737	$70,507	$—

Supplemental disclosure of non-cash investing and financial activities:
Receivable for the sale of property and equipment	—	1,301,227	—

The accompanying notes are an integral part of these consolidated financial statements.

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

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

As of December 31, 2016, the subsidiaries of Acorn International were as follows:

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

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In US dollars, except share data, unless otherwise stated)

1. Organization and principal activities—(Continued)

Consolidated subsidiaries and changes to consolidated subsidiaries—(Continued)

Name of subsidiaries	Percentage of ownership	Date of incorporation	Place of incorporation
HJX International Limited	100%	March 5, 2014	Hong Kong

In January 2014, we established Star Education & Technology Group Inc. in the Cayman Islands, Star Education & Technology Limited in the British Virgin Islands and HJX International Limited in Hong Kong, respectively, with an aim to further expand our electronic learning product business in the future. Through May 2015 and 2016, continuing business turnaround strategy was led by co-founder and Executive Chairman, Robert Roche, and the new management team installed in May 2015. As a result of our business turnaround strategy, Star Education & Technology Group Inc. and Star Education & Technology Limited were deregistered in December 2016 and August 2016, respectively.

VIE Arrangements

As of December 31, 2016, the variable interest entities of Acorn International were as follows:

Name of variable interest entities	Date of incorporation	Place of incorporation
Beijing Acorn Trade Co., Ltd. (“Beijing Acorn”)	March 19, 1998	PRC
Shanghai Acorn Network Technology Development Co., Ltd. (“Shanghai Network”)	November 2, 2004	PRC
Beijing HJX Technology Development Co., Ltd. (“Beijing HJX”)	September 16, 2013	PRC

Due to the complicated and lengthy approval process and uncertain position of the Ministry of Commerce of People’s Republic of China (“PRC”) towards approving investment in direct sale business by foreign investors under the Administrative Measures on Foreign Investment in Commercial Sector, Acorn International conducts its direct sales through two VIEs (Beijing Acorn and Shanghai Network) which hold direct sales licenses. Beijing Acorn and Shanghai Network are owned 100% by two PRC nationals: Mr. Kuan Song and Ms. Pan Zong, who did not hold any share of Acorn International as of the date of the financial statements. Acorn Information Technology (Shanghai) Co., Ltd. (“Acorn Information”), a wholly-owned subsidiary of Acorn International, entered into various agreements with each of Beijing Acorn and Shanghai Network and their shareholders, Mr. Kuan Song and Ms. Pan Zong, including (i) Irrevocable Powers of Attorney, under which each of the two shareholders of the VIEs granted to designees of Acorn Information the power to exercise all voting rights as a shareholder of these VIEs, (ii) Loan Agreement, under which Acorn Information made interest-free loans to the shareholders of these VIEs in an aggregate amount of approximately RMB118.0 million (equivalent to US$18.2 million) for capital contributions by the shareholders in these VIEs, (iii) Operation and Management Agreements, under which the parties thereto agreed that Acorn Information directs the day-to-day operational and financial activities of these VIEs, each of the directors, general managers and other senior management personnel of these affiliated entities will be appointed as nominated by Acorn Information, and that these VIEs do not conduct any transactions which might substantially affect their assets, obligations, rights and business operations without the prior written consent of Acorn Information, (iv) Equity Pledge Agreements, under which the shareholders of these VIEs pledged all of their equity interests in these VIEs to Acorn Information as collateral to guarantee the performance of these VIEs under the Operation and Management Agreements and the Technical Services Agreements as described below, as well as their personal obligations under the Loan Agreement, (v) Exclusive Purchase Agreements, under which the shareholders of these VIEs irrevocably granted Acorn Information or its designees an exclusive option to purchase at any time if and when permitted under PRC law, all or any portion of their equity interests in these VIEs for a price that is the minimum amount permitted by PRC law, (vi) Technical Service Agreements, under which Acorn Information became the exclusive provider of technical support and consulting services to these VIEs in exchange for service fees, and (vii) Spouse Consent Letters, pursuant to which the spouse of each of the shareholders of these two affiliated entities acknowledges that she is aware of, and consents to, the execution by her spouse of irrevocable powers of attorney, equity pledge agreements and the exclusive purchase agreements described above and, with respect to establishment, grant and performance of the above irrevocable powers of attorney, equity pledge and the exclusive purchase, each spouse further agrees that, whether at present or in the future, she will not take any actions or raise any claims or objection.

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

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

Due to the aforesaid complicated and lengthy approval process and uncertain position of the Ministry of Commerce of PRC towards approving investment in direct sale business by foreign investors as well as certain restrictions or prohibitions on foreign ownership of companies that engage in internet and other related businesses imposed by current PRC laws and regulations, including the provision of internet content, in 2013, Acorn International set up two new VIEs, Beijing HJX and Shanghai HJX Electronic Technology Co., Ltd. (“HJX Electronic”), and began to conduct its internet interactive service through Beijing HJX which hold the service license of telecommunication and information operation, and its Ozing product direct sales through HJX Electronic. Like Beijing Acorn and Shanghai Network, Beijing HJX and HJX Electronic are each also owned 100% by Mr. Kuan Song and Ms. Pan Zong. Acorn Trade (previously Shanghai HJX), a wholly-owned subsidiary of Acorn International, entered into various agreements with each of Beijing HJX and HJX Electronic and their shareholders, Mr. Kuan Song and Ms. Pan Zong, including (i) Irrevocable Powers of Attorney, under which each of the two shareholders of these VIEs granted to designees of Acorn Trade the power to exercise all voting rights as a shareholder of these VIEs, (ii) Loan Agreement, under which Acorn Trade made interest-free loans to the shareholders of these VIEs in an aggregate amount of approximately RMB53.0 million (equivalent to US$8.7 million) for capital contributions by the shareholders in these VIEs, (iii) Operation and Management Agreements, under which the parties thereto agreed that Acorn Trade directs the day-to-day operational and financial activities of these VIEs, each of the directors, general managers and other senior management personnel of these affiliated entities will be appointed as nominated by Acorn Trade, and that these VIEs do not conduct any transactions which might substantially affect their assets, obligations, rights and business operations without the prior written consent of Acorn Trade, (iv) Equity Pledge Agreements, under which the shareholders of the VIEs pledged all of their equity interests in these VIEs to Acorn Trade as collateral to guarantee the performance of these VIEs under the Operation and Management Agreements and the Technical Services Agreements as described below, as well as their personal obligations under the Loan Agreement, (v) Exclusive Purchase Agreements, under which the shareholders of these VIEs irrevocably granted Acorn Trade or its designees an exclusive option to purchase at any time if and when permitted under PRC law, all or any portion of their equity interests in these VIEs for a price that is the minimum amount permitted by PRC law, (vi) Technical Service Agreements, under which Acorn Trade became the exclusive provider of technical support and consulting services to these VIEs in exchange for service fees, and (vii) Spouse Consent Letters, pursuant to which the spouse of each of the shareholders of these two affiliated entities acknowledges that she is aware of, and consents to, the execution by her spouse of irrevocable powers of attorney, equity pledge agreements and the exclusive purchase agreements described above and with respect to establishment, grant and performance of the above irrevocable powers of attorney, equity pledge and the exclusive purchase, each spouse further agrees that, whether at present or in the future, she will not take any actions or raise any claims or objection.

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In US dollars, except share data, unless otherwise stated)

1. Organization and principal activities—(Continued)

VIE Arrangements—(Continued)

Through the above arrangements, Acorn Trade holds all the variable interests of Beijing HJX and HJX Electronic and has power to direct the activities that most significantly impact the economic success of Beijing HJX and HJX Electronic and absorbs the majority of the economic risks and rewards of Beijing HJX and HJX Electronic through service fees. The nominal shareholders lack the ability to make decisions that have a significant effect on the operations of Beijing HJX and HJX Electronic and do not absorb the expected losses because the capital of Beijing HJX and HJX Electronic were funded using loans borrowed from Acorn Trade. Therefore, Acorn International is the primary beneficiary of these two VIEs and accordingly, the financial statements of Beijing HJX and HJX Electronic have been consolidated with Acorn International as its subsidiaries since the VIE structure were established. In May 2016, HJX electronic was deregistered as a result of our business turnaround strategy.

The Group believes that its current ownership structure, and the contractual arrangements that Acorn Information and Acorn Trade entered into with the consolidated VIEs and their equity owners are in compliance with existing PRC laws and regulations according to the opinions of the Group’s PRC legal counsel. The contractual arrangements among Acorn Information and each of Beijing Acorn and Shanghai Network and their shareholders, Acorn Trade and Beijing HJX and their shareholders are valid, binding and enforceable. However, there are uncertainties regarding the interpretation and application of current and future PRC laws and regulations. The PRC competent regulatory authorities may take a view in the future that is contrary to the above opinions of the Group’s PRC legal counsel. If the current agreements that establish the structure for conducting the Group’s PRC direct sales business and internet interactive service were found to be in violation of existing or future PRC laws or regulations, the Group may be required to restructure its ownership structure and direct sales and internet interactive service operations in the PRC to comply with PRC laws and regulations, which may affect the Group’s financial position and cash flows related to these VIE structures. In addition, there are uncertainties in the PRC legal system that could limit the Group’s ability to enforce these contractual agreements in the event that the consolidated VIEs or their shareholders fail to meet their contractual obligations. If the legal structure and contractual arrangements were found to be in violation of PRC laws and regulations, the PRC government could:

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

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

Summary financial information of the Group’s four VIEs included in the accompanying consolidated financial statements is included on page F-4 and as follows:

	For the years ended December 31,
	2014	2015	2016
Net revenues	$44,907,449	$18,469,195	$12,251,518

Net income (loss)	$(8,282,712)	$(9,920,207)	$(998,709)

The VIEs contributed an aggregate of 47.4%, 38.8% and 49.9 % of the consolidated net revenues for the years ended December 31, 2014, 2015 and 2016, respectively. The Group’s operations not conducted through contractual arrangements with the VIE primarily consist of its distribution sales business. As of the fiscal years ended December 31, 2015 and 2016, the VIEs accounted for an aggregate of 11.3% and 3.0%, respectively, of the consolidated total assets, and 17.8% and 6.0%, respectively, of the consolidated total liabilities. The assets not associated with the VIEs primarily consist of cash and cash equivalents, inventory, prepaid land use right, property and equipment, net and investments in affiliates.

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

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

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

(d) Going concern

Although the Group experienced an operating loss and negative cash flows from operations in the year ended December 31, 2016 and had accumulated deficits as of that date, the Group had improved liquidity position by selling non-core assets and investments. Furthermore, the Group is continually focused on saving cost in all business scope, as well as Group management level, including reducing HC, shifting of service vendor and etc. As a result, the accompanying consolidated financial statements have been prepared assuming the Group will continue as a going concern.

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

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

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

The Group’s financial instruments consist of cash and cash equivalents, restricted cash, accounts receivable, notes receivable, convertible loan receivable, available-for-sale securities, accounts payable and long-term debt. For cash and cash equivalents, restricted cash, accounts receivable, notes receivable and accounts payable, the carrying amounts of these financial instruments as of December 31, 2015 and 2016 were considered representative of their fair values due to their short-term nature. The marketable securities are carried at fair values. The carrying values of long-term debt and convertible loan receivable approximate their fair values as the impacts to discount the long-term debt and convertible loan receivable with a market based interest rate are insignificant.

(f) Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and highly liquid investments which are unrestricted as to withdrawal or use, and which have original maturities of three months or less when purchased. At December 31, 2015 and 2016, cash equivalents were comprised of investments in time deposits and money market funds stated at cost plus accrued interests totaling to $6.9 million and $7.5 million, respectively.

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

The RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in China’s foreign exchange trading system market. The Group’s aggregate amount of cash and cash equivalents and restricted cash denominated in RMB amounted to RMB 65,663,822 ($10,112,083) and RMB 133,023,148 ($19,175,890) as of December 31, 2015 and 2016, respectively.

(g) Restricted cash

Under third-party bank channel sales arrangements, the Group is required to maintain certain cash balances in the banks. These balances related to the third-party bank channel sales arrangements were reflected as restricted cash in the balance sheet and amounted to $126,278 and $72,077 as of December 31, 2015 and 2016, respectively.

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In US dollars, except share data, unless otherwise stated)

2. Summary of principal accounting policies—(Continued)

(h) Inventory

The cost of inventory comprises all costs of purchase, costs of conversion, and other costs incurred to bring inventory to its present location and condition. The cost of inventory is calculated using the weighted-average method.

The inventory is stated at the lower of cost or market value. Adjustments are recorded to write down the inventory to the estimated market value. The Group estimates excess and slow-moving inventory based upon assumptions of future demands and market conditions. If actual market conditions are less favorable than projected by management, additional inventory write-downs may be required.

(i) Available for sale securities

The Group invests in marketable equity securities to meet business objectives. These marketable securities are reported at fair value, classified and accounted for as available-for-sale securities in investment securities. The assessment of a decline in the fair value of an individual security is based on whether the decline is other-than-temporary. The Group assesses its available-for-sale securities for other-than-temporary impairment by considering factors including, but not limited to, its ability and intent to hold the individual security, severity of the impairment, expected duration of the impairment and forecasted recovery of fair value. Investments classified as available-for-sale securities are reported at fair value with unrealized gains or losses, if any, recorded in accumulated other comprehensive income in shareholders' equity. If the Group determines a decline in fair value is other-than-temporary, the cost basis of the individual security is written down to fair value as a new cost basis and the amount of the write-down is accounted for as a realized loss charged in the consolidated statement of income and comprehensive income. The fair values of the investments would not be adjusted for subsequent recoveries in fair values. The Group recorded no impairments of available-for-sale securities for the years ended December 31, 2015 and 2016.

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

(k) Property and equipment, net

Property and equipment are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated on a straight-line method over the following estimated useful lives:

Estimated useful lives
Buildings	20 years
Leasehold improvements	Lesser of the term of the lease or the estimated useful lives of the assets
Machinery	10 years
Information Technology equipment	5 years
Computers and office equipment	3-5 years
Vehicles	3-4 years

(l) Acquired intangible assets, net

Acquired intangible assets, which consist primarily of distribution networks and trademarks, are valued at cost less accumulated amortization. Amortization is computed using the straight-line method over their expected useful lives of 5 to 15 years.

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

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

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In US dollars, except share data, unless otherwise stated)

(p) Convertible loan receivable

The amounts shown as convertible loan receivable in the consolidated balance sheet as at December 31, 2015 and 2016 represent a loan receivable from a third party (the “borrower”), net of provision for credit losses, if any. Interest income derived from the loan is recognized as incurred. For the option to convert, all or any part of the outstanding principles and unpaid accrued interest may be converted, in a single tranche, at the option of the Group (the “lender”) at any time prior to the maturity date of the loan, into such amount of equity interest in the borrower that represents a percentage of equity ownership obtained by dividing the aggregate outstanding principal and unpaid accrued interest on the Note on the date of conversion, by RMB 100,000,000. The Group has evaluated the conversion feature and believes it is not considered an embedded derivative instrument subject to bifurcation as conversion option does not provide the Group with means to net settle the contracts in accordance with ASC 815, Accounting for Derivative Instruments and Hedging Activities. At each balance sheet date, amounts due under the aforementioned loan agreement are assessed for purposes of determining the appropriate provision for credit losses. In order to estimate the allowance for credit losses, the Group assesses at each period end the ability of the Borrower to meet its obligations under the loan agreement by taking into consideration existing economic conditions, the current financial condition of the Borrower and historical losses, if any, and any other risks/factors that may affect its future financial condition and its ability to meet its obligations.

(q) Revenue recognition

Direct sales, net

The Group’s direct sales net revenues primarily represent product sales through our outbound marketing platforms (which until early 2015 included TV direct sales, or informercials) and our Internet sales platform. The Group recognizes net revenues for products sold through its direct sales platforms once the products are delivered to and accepted by the customers (“F.O.B. Destination”).

The Group relies on China Express Mail Service Corporation (“EMS”) and local delivery companies to provide the Group data as to their successful deliveries for the Group’s direct sales products through our outbound marketing platforms. The Group relies on Yuantong, a local delivery company to provide the Group data as to their successful deliveries for the Group’s direct sales products through our Internet sales platforms. EMS and local delivery companies regularly report product delivery information. In 2014, 2015 and 2016, direct sales net revenues were adjusted in the current accounting period based on actual unsuccessful product deliveries experience reported by EMS and local delivery companies. For unsuccessful deliveries, EMS and local delivery companies are required to return the undelivered products to the Group. It generally takes two to three weeks for EMS to return the undelivered products to the Group whereas it generally takes approximately seven days for local delivery companies to do so.

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In US dollars, except share data, unless otherwise stated)

2. Summary of principal accounting policies—(Continued)

(q) Revenue recognition—(Continued)

Distribution sales, net

The Group’s distribution sales net revenues represent product sales to the distributors comprising the Group’s nationwide distribution networks. The distributor agreements do not provide discounts, chargeback, price protection or stock rotation rights. The Group recognizes net revenues for products sold through its nationwide distribution networks when the products are delivered to and accepted by the distributors (e.g. “F.O.B. Destination”). In most cases, the distributors are required to pay in advance for the Group’s products. Historically, some distributors are given customary credit terms based on the creditworthiness. Starting from 2016, the Group stopped granting credit terms to distributors.

Sales taxes

The Group presents revenues net of sales taxes incurred. The sales taxes amounted to $199,721, $106,962 and $ 75,395 for the years ended December 31, 2014, 2015 and 2016, respectively. Before subtracting sales taxes, gross direct sales revenues were $45,361,639, $19,458,752 and $ 13,879,824 and gross distribution sales revenues were $49,592,804, $28,193,821 and $ 10,723,447 for the years ended December 31, 2014, 2015 and 2016, respectively.

(r) Advertising expenses

The Group records cash advances paid to advertising companies as prepaid advertising expenses in the consolidated balance sheets. The Group then expenses the prepaid advertising expenses as the advertisement is shown. In the first quarter of 2015, the Group decided to stop purchasing TV advertising time. The advertising expenses were $16,232,840, $2,203,996 and $23,701 for the years ended December 31, 2014, 2015 and 2016, respectively. The significant decrease in advertising expenses was associated with our exit from TV direct sales in early 2015.

(s) Shipping and handling costs

The Group records costs incurred for outbound shipping and handling as part of other selling and marketing expenses in the consolidated statements of operations. Shipping and handling costs were $4,902,307, $2,059,934 and $1,158,019 for the years ended December 31, 2014, 2015 and 2016, respectively.

(t) Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating leases. Payments made under operating leases are charged to the consolidated statements of operations on a straight-line basis over the lease periods.

(u) Government subsidies

The Group receives unrestricted government subsidies from local government agencies. The government agencies use their discretion to determine the amount of the subsidies with reference to certain taxes paid by the Group, including value-added and income taxes. The Group records unrestricted government subsidies as other operating income in the consolidated statements of operations.

The government subsidies in 2014, 2015 and 2016 were $829,238, $201,168 and $66,648, respectively.

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

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

The aggregated gains (losses) through foreign currency transactions in 2014, 2015 and 2016 were $(31,847), $(687,163) and $(380,350), respectively.

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

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In US dollars, except share data, unless otherwise stated)

2. Summary of principal accounting policies—(Continued)

(x) Concentration of credit risk—(Continued)

As of December 31, 2015 and 2016, no accounts receivables from a single delivery company were more than 10% of the total accounts receivables.

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

(ab) Recently issued accounting pronouncements

Revenue from Contracts with Customers. In May 2014, the Financial Accounting Standards Board (FASB) issued an accounting standard update on revenue recognition that will be applied to all contracts with customers. The update requires an entity to recognize revenue when it transfers promised goods or services to customers in an amount that reflects what it expects in exchange for the goods or services. It also requires more detailed disclosures to enable users of financial statements to understand the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. In August 2015, the FASB issued ASU No. 2015-14, deferring the effective date for ASU 2014-09 by one year, and thus, the new standard will be effective for fiscal years beginning after December 15, 2017, with early application permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The guidance allows for either a full retrospective or a modified retrospective transition method. The Group continues to evaluate the effect of these accounting pronouncements on its financial statements and will adopt this new guidance on January 1, 2018 using the modified retrospective application method.

Financial Instruments. In January 2016, the FASB issued ASU No. 2016-01, Financial Instruments - Overall: Recognition and Measurement of Financial Assets and Financial Liabilities (ASU 2016-01), which requires that most equity investments be measured at fair value, with subsequent changes in fair value recognized in net income. The ASU also impacts financial liabilities under the fair value option and the presentation and disclosure requirements for financial instruments. In addition, the FASB clarified guidance related to the valuation allowance assessment when recognizing deferred tax assets resulting from unrealized losses on available-for-sale debt securities. Entities will have to assess the realizability of such deferred tax assets in combination with the entities other deferred tax assets. ASU 2016-01 is effective for fiscal years beginning after December 15, 2017 and for interim periods within that reporting period. The Company is currently evaluating the impact of its pending adoption of ASU 2016-01 on its consolidated financial statements.

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In US dollars, except share data, unless otherwise stated)

2. Summary of principal accounting policies—(Continued)

(ab) Recently issued accounting pronouncements—(Continued)

Leases. In February 2016, the FASB issued ASU No. 2016-02, Leases (ASU 2016-02), which increases transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years, with early application permitted. Upon adoption, lessees must apply a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. The Company is currently evaluating the impact of its pending adoption of ASU 2016-02 on its consolidated financial statements.

Investments. In March 2016, the FASB issued ASU No. 2016-07, Investments – Equity Method and Joint Ventures (Topic 323): Simplifying the Transition to the Equity Method of Accounting (ASU 2016-07), which requires the equity method investor to add the cost of acquiring the additional interest in the investee to the current basis of the investor’s previously held interest and adopt the equity method of accounting as of the date the investment qualifies for equity method accounting. ASU 2016-07 is effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years with early application permitted. The Company is not expecting any material impact from its adoption of ASU 2016-07 on its consolidated financial statements.

Stock Compensation. In March 2016, the FASB issued ASU No. 2016-09, Compensation-Stock Compensation (Topic 718) Improvements to Employee Share-Based Payment Accounting (ASU 2016-09), which is intended to simplify several aspects of the accounting for share-based payment award transactions. ASU 2016-09 is effective for fiscal years beginning after December 15, 2016, including interim periods. The Company will adopt this guidance in the first quarter of 2017 and will elect to continue to estimate forfeitures expected to occur to determine the amount of compensation cost to be recognized in each period. In the first quarter of 2017 the Company will record a $95 million cumulative-effect adjustment increase in retained earnings and an offsetting increase in deferred tax assets for previously unrecognized excess tax benefits that existed as of December 31, 2016. Since substantially all of the Company’s U.S. and foreign deferred tax assets, net of deferred tax liabilities, are subject to a valuation allowance and the realization of these assets is not more likely than not to be achieved, the Company will record a $95 million valuation allowance against these deferred tax assets with an offsetting decrease in retained earnings. The Company will elect to report cash flows related to excess tax benefits on a prospective basis. The presentation requirement for cash flows related to employee taxes paid for withheld shares will not impact the statements of cash flows since such cash flows have historically been presented as a financing activity.

Financial Instruments. In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments - Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments (ASU 2016-13). The standard changes the methodology for measuring credit losses on financial instruments and the timing of when such losses are recorded. ASU 2016-13 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2019. Early adoption is permitted for fiscal years, and interim periods within those years, beginning after December 15, 2018. The Company is currently evaluating the timing of adoption and impact of this new standard on its consolidated financial statements.

Statement of Cash Flows. In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments (ASU 2016-15), which is intended to reduce the existing diversity in practice in how certain cash receipts and cash payments are classified in the statement of cash flows. ASU 2016-15 is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years with early adoption permitted, provided that all of the amendments are adopted in the same period. The Company is currently evaluating the impact of its pending adoption of ASU 2016-15 on its consolidated financial statements.

Income Taxes. In October 2016, the FASB issued ASU No. 2016-16, Income Taxes (Topic 740), Intra-Entity Transfers of Assets Other Than Inventory (ASU 2016-16), which requires entities to recognize the income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs. This amends current GAAP which prohibits recognition of current and deferred income taxes for all types of intra-entity asset transfers until the asset has been sold to an outside party. ASU 2016-16 is effective for fiscal years beginning after December 15, 2017, including interim periods therein with early application permitted. Upon adoption, the Company must apply a modified retrospective transition approach through a cumulative-effect adjustment to retained earnings as of the beginning of the period of adoption. The Company is currently evaluating the impact of this new standard on its consolidated financial statements, as well as its planned adoption date.

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In US dollars, except share data, unless otherwise stated)

 3. Inventory

Inventory consisted of the following:

	December 31,
	2015	2016
Raw materials and work in progress	$287,971	$114,664
Finished goods and merchandise goods	3,847,653	3,862,672
	$4,135,624	$3,977,336

As of December 31, 2015 and 2016, a portion of finished goods and merchandise goods and certain raw materials and work in process inventory were in excess of the Group’s current requirements based on the recent level of sales. The Group recorded inventory write-downs of $3,954,771 and $470,069 for the years ended December 31, 2015 and 2016, respectively.

4. Other prepaid expenses and current assets

Other prepaid expenses and current assets consisted of the following:

	December 31,
	2015	2016
Advances to suppliers	$1,885,213	$638,782
Receivable from sales of property	1,301,227	—
Value-added tax recoverable	1,231,788	738,221
Prepaid income tax	78,185	7,449
Other prepaid expenses	1,818,459	1,283,478
	$6,314,872	$2,667,930

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In US dollars, except share data, unless otherwise stated)

5. Property and equipment, net

Property and equipment, net consisted of the following:

	December 31,
	2015	2016
Buildings	$19,297,436	$18,098,589
Computers and office equipment	7,781,700	4,711,617
Leasehold improvements	—	—
Vehicles	461,609	445,391
Information Technology equipment	299,557	294,549
Machinery	330,447	210,551
	$28,170,749	$23,760,697
Less: accumulated depreciation and amortization	(11,555,449)	(9,875,618)

	$16,615,300	$13,885,079

Depreciation and amortization expenses for property and equipment were $3,066,565, $2,599,961 and $1,455,654 for the years ended December 31, 2014, 2015 and 2016, respectively.

In 2015, the Group sold three apartments in Beijing for $3,195,454 to different third party individuals, which was previously recognized in Buildings with cost about $426,220 and carrying amount about $192,504. And the Group recognized a gain of $1,739,443 in other operating income, net. In early 2016, the Group also sold some of its properties located in Beijing and Shanghai with cost about $ 6,076,530 and carrying amount $ 3,808,471, which were reclassified to held-for-sale assets as of December 31, 2015. And the Group recognized a gain of $5,778,669 in other operating income, net.

In 2014 and 2015, the Group early terminated leases on some certain of its offices, and wrote-off the related leasehold improvement with the carrying amount of $529,187 and $325,341, respectively and recognized a loss on disposal of $529,187 and $325,341, respectively, in the consolidated statements of operation.

6. Acquired intangible assets, net

Acquired intangible assets, net consisted of the following:

	December 31,
	2015	2016
Distribution networks	$2,329,849	$2,329,849
Trademarks	2,879,106	2,830,716
	$5,208,955	$5,160,565
Less: accumulated amortization	(4,331,985)	(4,585,292)
	$876,970	$575,273

The Group recorded amortization expenses of $301,697, $301,697 and $301,697 for the years ended December 31, 2014, 2015 and 2016, respectively. The amortization expenses of the above intangible assets will be approximately $221,584, $141,470, $141,470, $70,749 and nil for, 2017, 2018, 2019, 2020 and 2021, respectively.

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In US dollars, except share data, unless otherwise stated)

7. Investments in affiliates

Investments accounted for under the cost method of accounting

Shanghai Yimeng Software Technology Co., Ltd. (“Yimeng”) was established with the shareholding of 51% by the Group and 49% by Shanghai Yimeng Digital Technology Co., Ltd. on December 28, 2005. After the series of the capital contributions from third-parties and the selling of the equity shares held by Group, the Group's equity interests in Yimeng were diluted to 12.9% as of December 31, 2014. The Group exerted no significant influence in Yimeng and recorded the investment at cost of approximately $ 6,996,949 as of December 31, 2014. On July 29, 2015, Yimeng became listed on China National Equities Exchange and Quotations (“NEEQ”). Upon such listing, the Group has reclassified this investment as available-for-sale securities. (Refer to Note 8)

On August 10, 2016, the Group acquired 5% of the then fully diluted share capital of ClearCut Corporation, or ClearCut, a Delaware corporation, for cash of US$150,000. The Group exerted no significant influence in Clearcut and accounted for this investment using the cost method of accounting. Our equity in losses of ClearCut in 2016 was $150,000, and were recognized in equity in losses of affiliates in the consolidated statements of operations.

Investments accounted for under the equity method of accounting

In January 2010, Shanghai An-Nai-Chi, a company which previously was a 51.0% equity-owned consolidated subsidiary of the Group, received a cash injection of $1.5 million from a third party of the Group. After the cash injection, the Group retained 33.2% equity interests in Shanghai An-Nai-Chi and no longer had control in Shanghai An-Nai-Chi. As the Group holds one out of five board seats on the Board of Shanghai An-Nai-Chi and has significant influence over financial and operating decision-making after deconsolidation, the Group accounts for the retained 33.2% equity interests using the equity method of accounting. The retained investment was re-measured at fair value of $1.1 million on the date the Group deconsolidated Shanghai An-Nai-Chi. The carrying amount of the investment in Shanghai An-Nai-Chi has been reduced to zero since December 31, 2011. The Group did not recognize any equity in losses of Shanghai An-Nai-Chi through 2012 and 2016 as the Group has no obligation to fund additional losses.

On December 31, 2012, the Group acquired 9.3% of the equity interests in China Branding Company Limited (“CBG”) for cash of $1.3 million. Mr. Robert W. Roche, Acorn’s co-founder and current executive chairman and CEO, individually holds an additional 7.6% equity interests in CBG and holds one out of five board seats of CBG and accordingly, Mr. Roche is able to exercise significant influence through his participation on the Board of Directors. As such, management believes that it can exercise significant influence over CBG through the Group’s direct equity investment, the Group’s indirect investment through Mr. Roche’s equity interest, and Mr. Roche’s significant influence over CBG. Therefore, the Group accounts for this investment using the equity method of accounting. In February 2013, the Group’s investment in CBG decreased from 9.3% to 8.7% as a result of dilution due to issuance of additional shares by CBG to a new investor, which was accounted for as if the Group sold 0.6% equity interests in CBG, and the gains from this dilution was immaterial. Starting from incorporated, CBG suffered operational losses and the Group recognized equity in losses of CBG $235,161 and $226,780 in 2014and 2015 , respectively. In 2016, a law firm filed a winding up petition seeking to wind up CBG with the Grand Court of the Cayman Islands and then CBG was deregistered. Our investment in CBG amounted to $718,121 was recognized as equity in losses of affiliates in the consolidated statements of operation.

8. Available-for-sale securities

The Group’s available-for-sale securities represent marketable equity securities investments in Yimeng. On July 29, 2015, Yimeng became listed on NEEQ and quoted prices of the investment in active market became available, the Group's equity interests in Yimeng were diluted to 10.34%, and the Group reclassified its investment in Yimeng to available-for-sale securities in 2015 accordingly. As of December 31, 2015 and 2016, the carrying amount and fair value of the Group’s available-for-sale securities investment were $181,164,778 and $74,666,865, respectively. The Group recognized unrealized gains (losses) of $178,485,994 and $(72,688,925), net of tax of $44,621,498 and $18,172,231 during 2015 and 2016, respectively, which is recorded in other comprehensive income.

9. Convertible loan receivable

In October 2014, Ryecor China Investment Limited (“Ryecor”, the original Lender), a company owned by the Mr. Robert W. Roche , entered into an agreement with Shanghai e-Surer Financial Services Co., Ltd. (“E-surer”, the Borrower) on October 2014, whereby Rvecor lent E-surer a RMB 20,000,000 convertible borrowing at 6% annual interest paid at maturity on August 22, 2018. Under the loan agreement, Ryecor may provide a line of credit to RMB20.0 million to the Borrower at any time until the maturity date. All or part of outstanding principle and interest may be converted into such amount of equity interest of E-surer that represents a percentage of equity ownership obtained by dividing the aggregate outstanding principal and unpaid accrued interest on the date of conversion, by RMB 100,000,000. And the loan was secured by the 51% of Borrower’s equity interest in its whole-owned subsidiary. $3,024,933 has been advanced to E-surer under this agreement.

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In US dollars, except share data, unless otherwise stated)

9. Convertible loan receivable—(Continued)

In September 2015, the Group entered into an assignment with Ryecor, pursuant to which Ryecor assigned to the Group all of its rights and delegated to the Group all of its obligation in exchange of a cash payment of $3,024,933 to Ryecor and Acorn Composite Corporation, Inc., which is also a company owned by Mr. Roche. The Assigned Contracts were personally guaranteed by CEO. In 2015 and 2016, the Group recorded the loan advance of $ 3,257,622 and $ 3,218, 665, respectively, which includes an accrued interests of $ 232,690 and $ 184,170, as convertible loan receivable on the consolidated balance sheets.

10. Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consisted of the following:

	December 31,
	2015	2016
Other taxes payable	$960,959	$901,027
Accrued employee payroll and welfare	2,094,398	3,618,234
Other payable	3,085,960	608,232
Accrued expenses	3,167,689	3,574,243
Advances from customers	1,606,932	430,430
Down payment from sales of property	939,757	—
	$11,855,695	$9,132,166

Other taxes payable mainly consist of value-added tax and related surcharges and PRC individual income tax of employees withheld by the Group. The Group’s PRC subsidiaries are subject to value-added tax at a rate of 17% on product purchases and sales amount. Value-added tax payable on sales is computed net of value-added tax paid on purchases.

The Group received $939,757 down payment for sales of certain real estate properties, which were reclassified as held-for-sale assets as of December 31, 2015.

11. Debt

The Group entered into a two-year loan agreement with Bank of Communications of China on March 13, 2013 with a borrowing amount of $8.45 million. The loan bears an interest rate of USD 6-month Libor+1.80% (the effective interest rate for 2014 was about 2.2459%) with a maturity date of February 10, 2015. The loan has been repaid in full in February 2015. The Group did not have any debt as of December 31, 2016.

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In US dollars, except share data, unless otherwise stated)

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

On April 8, 2016, the Group granted 2,800,000 RSUs under the 2006 Plan to Jacob Alexander Fisch, President of the Group. The grant includes time-based shares of 1,800,000 shares and performance-based shares of 1,000,000 shares which shall vest upon certain performance targets being met. All the RSUs granted were subsequently fully vested in 2016.

The Group recorded compensation expense of $428,000, $71,333 and $658,000 for the years ended December 31, 2014, 2015 and 2016, respectively, which were all associated with the RSUs granted by the Group.

The fair value of each RSU granted in 2012 and 2016 were based on quoted market price of the Group’s ordinary share on the grant date.

There is no share option granted, vested and exercised during 2014, 2015 and 2016.

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In US dollars, except share data, unless otherwise stated)

12. Share-based compensation—(Continued)

A summary of the RSUs activities for the year ended December 31, 2016 was as follows:

	Number of RSUs	Weighted average grant date fair value
Nonvested at January 1, 2016	—	$—
Granted	2,800,000	$4.7
Forfeited	—	$—
Vested	(2,800,000)	$4.7

Nonvested at December 31, 2016	—	$—

As of December 31, 2016, there was no unrecognized compensation expense related to unvested share-based compensation arrangements granted under the 2006 Option Plan.

13. Fair value measurements

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The Group did not have any financial assets and liabilities or nonfinancial assets and liabilities that were required to be measured at fair value on a recurring basis as at December 31, 2014. The Group's financial assets and liabilities or nonfinancial assets and liabilities that were required to be measured at fair value on a recurring basis as at December 31, 2015 and 2016 include available-for-sale securities investments.

As of December 31, 2016, information about inputs into the fair value measurements of the Group's assets and liabilities that are measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows.

	Fair Value Measurements at Reporting Date Using
Description	As of December 31, 2016	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	USD	USD	USD	USD
Available-for-sale investments- marketable equity securities	74,666,865	74,666,865	—	—

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In US dollars, except share data, unless otherwise stated)

13. Fair value measurements—(Continued)

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

As of December 31, 2015 and 2016, gross unrealized gains (losses) of $178,485,994 and $(72,688,925) were recorded on listed equity securities. No impairment charges were recorded for years ended December 31, 2015 and 2016, respectively.

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

All of the Group’s PRC subsidiaries are subject to the statutory rate of 25% in 2014, 2015 and 2016 in accordance with the PRC government promulgated Law of the People’s Republic of China on the Enterprise Income Tax (“New EIT Law”).

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

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In US dollars, except share data, unless otherwise stated)

14. Taxation—(Continued)

The Group has made its assessment of each tax position (including the potential application of interests and penalties) based solely on the technical merits of the position, and has measured the unrecognized benefits associated with the tax positions. As of December 31, 2014, 2015 and 2016, the Group had unrecognized tax benefits of approximately $1.8, $1.9 and $1.7 million, respectively. During 2014, 2015 and 2016, the Group recorded uncertain tax benefits of $1.1 million, $0.1 million and $0.1 million associated with intercompany transfer pricing results falling below the median of the inter-quartile range of comparable companies. The unrecognized tax benefits would impact the effective income tax if recognized.

As of December 31, 2014, the amount of interests and penalties related to uncertain tax positions was immaterial. As of December 31, 2015 and 2016, the amount of interests and penalties related to uncertain tax positions was $75,383 and $99,024, respectively.

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of income taxes is due to computational errors made by the taxpayer. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined, but an underpayment of income tax liability exceeding RMB100,000 (approximately $15,000) is specifically listed as a special circumstance. In the case of a transfer pricing related adjustment, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. The Group’s PRC subsidiaries are therefore subject to examination by the PRC tax authorities from 2011 through 2016 on non-transfer pricing matters, and from 2006 through 2016 on transfer pricing matters.

The current and deferred portion of income tax (expenses) benefits included in the consolidated statements of operations were as follows:

	For the years ended December 31,
	2014	2015	2016
Current income tax expenses	$(1,280,181)	$(363,081)	$(4,169,360)
Deferred income tax benefits (expenses)	109,664	179,990	(423,423)
	(1,170,517)	(183,091)	(4,592,783)

Reconciliation between the effective income tax rate and the PRC statutory income tax rate was as follows:

	For the years ended December 31,
	2014	2015	2016
PRC statutory tax rate	25%	25%	25%
Expenses not deductible for tax purposes	1%	(1)%	4%
Effect of different tax rate of subsidiary operations in other jurisdiction	(1)%	(2)%	(15)%
Change in valuation allowance	(24)%	(21)%	36%
Effect of change in tax rate on deferred tax assets/liabilities	(1)%	(0)%	(0)%
Expiration of net operating loss	(0)%	(1)%	—
Utilization (Recognition) of the unrecognized tax benefit	(3)%	(0)%	2%
Others	(0)%	(0)%	—
Effective tax rate	(3)%	0%	52%

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In US dollars, except share data, unless otherwise stated)

14. Taxation—(Continued)

The principal components of the Group’s deferred income tax assets and liabilities as of December 31, 2015 and 2016 were as follows:

	December 31,
	2015	2016
Deferred tax assets:
Allowance and reserves	$3,973,199	$2,344,940
Accrued expenses	738,298	969,498
Revenue recognition difference	162,322	145,504
Advertising expenses	1,765,847	650,244
Net operating losses	31,156,628	29,490,696
	$37,796,294	$33,600,882
Less: valuation allowance	(36,720,140)	(33,012,389)
	$1,076,154	$588,493
Deferred tax liabilities:
Unrealized gain on available-for-sale securities	(44,449,212)	(18,017,610)
	$(44,449,212)	$(18,017,610)
	$(43,373,058)	$(17,429,117)
Deferred tax assets were analyzed as:
Current	$1,076,154	$588,493
Deferred tax liabilities were analyzed as:
Non-current	(44,449,212)	(18,017,610)
	$(44,449,212)	$(18,017,610)
	$(43,373,058)	$(17,429,117)

As of December 31, 2016, the Group had tax losses carrying forward of $118,991,264. The tax losses will expire between 2017 and 2021 if they are not utilized.

The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, the Group believes it is not more-likely-than-not that the Group will realize the benefits of these deductible differences. As of December 31, 2015 and 2016, the Group had valuation allowance at $36.7 million and $33.0 million, respectively. The remainder amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward periods are reduced.

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In US dollars, except share data, unless otherwise stated)

15. Other income, net

Other income (expenses) consisted of the following:

	For the years ended December 31,
	2014	2015	2016
Investment gain	—	—	18,088,327
Others	(446,662)	195,355	(417,304)

	$(446,662)	$195,355	$17,671,023

 From January 2016, the Group started to sell its shares in Yimeng. In 2016, the Group sold 8.0 million shares, with the cash consideration amount of RMB 126.0 million, and recognized a gain of $18.1 in other income, net.

16. Loss per share

The computation of basic and diluted loss per ordinary share from operations for the years ended December 31, 2014, 2015 and 2016 was as follows:

	For the years ended December 31,
	2014	2015	2016
Numerator:
Net income (loss) attributable to Acorn International, Inc. shareholders from operations—basic and diluted	$(44,328,912)	$(40,158,654)	$3,438,370

Denominator:
Weighted average ordinary shares outstanding—basic and diluted	82,690,613	79,226,404	75,600,700

Income (Loss) per ordinary share:
Basic and diluted	$(0.54)	$(0.51)	$0.05

The Group had 2,635,482, nil and nil outstanding stock options, SARs and RSUs outstanding in 2014, 2015 and 2016, respectively, which could have potentially diluted income per share in the future, but were excluded in the computation of diluted loss per share in 2014, as the Group had net loss attributable to shareholders from operations in that period.

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In US dollars, except share data, unless otherwise stated)

17. Mainland China contribution plan and profit appropriation

Employees of the Group in the PRC are entitled to retirement benefits calculated with reference to their salary basis upon retirement and their length of service in accordance with a PRC government-managed retirement plan. The PRC government is directly responsible for the payments of the benefits to these retired employees. The Group is required to make contributions to the government-managed retirement plan based on certain percentages of the employees’ monthly salaries. The amounts contributed by the Group were $1,952,480, $908,355 and $558,385 for the years ended December 31, 2014, 2015 and 2016, respectively.

In addition, the Group is required by law to contribute medical, unemployment, housing and other statutory benefits based on certain percentages of the employees’ monthly salaries. The PRC government is directly responsible for the payments of the benefits to these employees. The amounts contributed by the Group were $1,968,199, $963,160 and $659,855 for the years ended December 31, 2014, 2015 and 2016, respectively.

In accordance with relevant PRC Company Law and regulations and the Group’s Articles of Association, the Group’s PRC subsidiaries were required to appropriate 10% of their respective profit after taxation reported in their statutory financial statements prepared under the PRC GAAP to the statutory surplus reserve. The Group has statutory reserve balance of $8,291,403 and $8,351,153 as of December 31, 2015 and 2016, respectively. The appropriation of statutory surplus reserve will cease upon the balance of the statutory surplus reserve reaching 50% of the companies’ registered capital. The statutory surplus reserves may be used to make up losses or for conversion into the shareholders’ equity.

18. Commitments and contingencies

(A) Leases commitments

The Group leases certain office premises and buildings under non-cancelable leases. Rental expenses under operating leases for 2014, 2015 and 2016 were $2,908,304, $1,553,580 and $619,262, respectively.

As of December 31, 2016, future minimum lease payments under non-cancelable operating leases agreements were as follows:

2017	$138,788
2018	39,454
2019	627
2020 and thereafter	—

$178,869

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

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In US dollars, except share data, unless otherwise stated)

 19. Segment and geographic information

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

The Group’s revenues are all generated from direct sales platform and nationwide distribution networks in the PRC. The revenues by each group of similar products are as follows:

	For the years ended December 31,
Product	2014	2015	2016
Health products	$9,876,415	$8,101,683	$11,776,863
Electronic learning products	44,137,557	24,637,772	8,071,401
Mobile phones	6,000,241	5,032,111	1,722,626
Collectible products	15,413,624	5,646,352	1,573,757
Kitchen and household	9,809,998	1,591,090	397,722
Fitness products	4,554,072	765,679	217,226
Cosmetics products	853,133	220,364	103,330
Consumer electronics products	61,161	88,811	41,437
Auto products	191,314	49,461	1,026
Other products	4,056,928	1,519,250	697,883

Total gross revenues	$94,954,443	$47,652,573	$24,603,271
Less: sales taxes	(199,721)	(106,962)	(75,395)

Total revenues, net	$94,754,722	$47,545,611	$24,527,876

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In US dollars, except share data, unless otherwise stated)

19. Segment and geographic information—(Continued)

The gross profit by segments is as follows:

Year ended December 31, 2014	Direct sales	Distribution sales	Total
Revenue, net	$45,232,943	$49,521,779	$94,754,722
Cost of revenue	24,352,882	32,570,037	56,922,919
Gross profit	$20,880,061	$16,951,742	$37,831,803

Year ended December 31, 2015	Direct sales	Distribution sales	Total
Revenue, net	$19,405,793	$28,139,818	$47,545,611
Cost of revenue	13,388,423	21,498,735	34,887,158
Gross profit	$6,017,370	$6,641,083	$12,658,453

Year ended December 31, 2016	Direct sales	Distribution sales	Total
Revenue, net	$13,833,208	$10,694,668	$24,527,876
Cost of revenue	2,728,390	9,243,903	11,972,293
Gross profit	$11,104,818	$1,450,765	$12,555,583

Geographic information

The Group operates in the PRC and all of the Group’s long-lived assets are located in the PRC.

In 2014, 2015 and 2016, no customer accounted for 10% or more of the Group’s net revenues.

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In US dollars, except share data, unless otherwise stated)

20. Related party transactions

In 2015 and 2016, the Group entered into a series of business cooperation with certain entities in which Mr. Robert W. Roche, a major shareholder, a director the executive chairman and CEO of Acorn International, owns substantial equity interests. The table below sets forth major related parties and their relationships with the Group:

Company Name	Relationship with the Group

Dreamstart (Hong Kong) Ltd., (“Dreamstart”)	Affiliate of CEO of the Group
IS Seafood	Affiliate of CEO of the Group
China Branding Group (“ CBG”)	Affiliate of the Group
JG Fashion Group LLC (“JG Fashion”)	Affiliate of CEO of the Group
Ryecor China Investment Limited (“Ryecor”)	Affiliate of CEO of the Group
Acorn Composite Corporation (“Acorn Composite”)	Affiliate of CEO of the Group
Lu&co Consultancy Co., Ltd (“Lu&co”)	Affiliate of VP of the Group
Dragon Law Limited (“Dragon Law”)	Affiliate of COO of the Group
URBN Hotels & Resorts (“URBN Hotels”)	Affiliate of CEO of the Group
Jia He Hotel	Affiliate of CEO of the Group
Cachet hotel group (“Cachet hotel group”)	Affiliate of CEO of the Group

Details of the transactions for the years ended December 31, 2014, 2015 and 2016 were as follows:

	For the years ended December 31,
	2014	2015	2016
Dreamstart	$1,187,922	$1,611,256	$454,845
CBG	$391,800	$208,330	$—
JG Fashion	$309,473	$207,461	$—
Lu&co	$—	$9,402	$10,675
Acorn Composite	$—	$—	$924,757
IS Seafood	$—	$—	$22,810
Dragon Law	$—	$2,026	$2,785
URBN Hotels	$—	$—	$2,820
Jia He Hotel	$—	$—	$2,513
Cachet hotel	$—	$—	$1,307

During 2014, 2015 and 2016, the Group paid $1.2 million, $1.6 million and $0.5 million respectively to Dreamstart for the use of the call center management system.

In 2014, the Group received advertising production, celebrity endorsement service from CBG and paid $0.4 million. In 2015, the Group paid $0.2 million as settlement of all previous dispute outstanding items, such as advertising production fee, loan receivable and lease receivable.

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In US dollars, except share data, unless otherwise stated)

20. Related party transactions—(Continued)

Lu&co, a company wholly owned by Ms. Jan Jie Lu, Business Operation Vice President of the Group, entered into a consultancy agreement with the Group on September 1, 2015 prior to Ms. Lu joining the Group. Under the agreement, the Group should pay Lu&co the consultancy fees of RMB15,000 per month for a term of 12 months. The agreement remains in effective after Ms. Lu became an employee of the Group. In 2015 and 2016, the Group paid $9,402 and $10,675 to Lu&co, respectively.

In 2014 and 2015, the Group purchased fashion accessories such as shoes and handbags for Internet sales from JG Fashion and paid $0.3 million and $0.2 million, respectively.

In 2016, the Group purchased seafood such as cod, lobster, halibut and scampi which is originated from Iceland for Internet sales from IS Food and paid $0.02 million.

In 2015 and 2016, the Group paid $2,026 and $2,785 respectively to Dragon Law for the law service obtained.

In 2016, the Group made $2,820 sales to UBRN hotels, $2,513 sales to Jia He hotel and $1,307 sales to Cachet Hotel respectively for the hotel uniforms.

Furthermore, the Group leased out vacant premises to CBG and provided administrative and human resources services to CBG in 2014. And the amount was then fully settled with CBG in 2015. Details of the transactions and balances for the years ended December 31, 2014, 2015 and 2016 were as follows:

	For the years ended December 31,
Other transactions with CBG	2014	2015	2016
Lease income	$97,635	$—	$—
Service income	$48,818	$—	$—

As of December 31, 2015 and 2016, the balance due from and due to related parties were as follows:

	December 31,
	2015	2016
Other receivables - CBG	$—	$—
Other receivables - Ryecor	$77,597	$—
Other payables - Mr. Robert W. Roche	$924,757	$—
Account payable - IS seafood	$—	$15,537
Other receivables - URBN Hotels	$—	$3,171

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In US dollars, except share data, unless otherwise stated)

20. Related party transactions—(Continued)

The amount due from CBG as of December 31, 2014 is mainly contributed from the lease income and service income during 2014. Besides, on July 4, 2013, the Group provided a related party loan of $21,850 bearing interest at a rate of 7% per annum to CBG. The loan and the other receivable balance related to lease and service income were all settled in 2015.

The Group’s CEO Mr. Roche has incurred certain costs amounting to $ 924,757 on behalf and for the benefit of the Group for the purpose of securing the commercial and business interests of the Group during 2015 when Mr. Roche and Mr. Don Dongjie Yang (Ex-CEO), as well as various other shareholders, have been involved in an ongoing dispute with each other for the control of the Group’s strategic direction and the Group’s board of directors. The nature of the costs included the payroll expense, travelling expenses. Upon the settlement of the dispute, the Group’s board of directors approved to reimburse these costs and the Group accrued the liability due to Mr. Roche and recorded the amount in general and administrative expense for the year ended of December 31, 2015. The Group has paid out the amount in full in 2016.

During 2015 and 2016, other cash payment to related parties regarding the convertible loan is as followed (refer to Note 9):

	For the years ended December 31,
Cash payment to the related party (see Note 9)	2015	2016
Acorn Composite	$1,870,547	$—
Ryecor	$1,154,386	$—

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

21. Restricted net assets

Relevant PRC laws and regulations permit payments of dividends by the Group’s PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. As a result of these PRC laws and regulations, the Group’s PRC subsidiaries are restricted in their abilities to transfer a portion of their net assets either in the form of dividends, loans or advances, which restricted portion amounted to $48,187,474 as of December 31, 2016. This amount is made up of the registered equity of the Group’s PRC subsidiaries and the statutory reserves. In addition, as a result of the Group’s restructuring effective January 1, 2005, retained earnings of $20,336,734 related to the pre-restructuring companies was unavailable for distribution as a normal dividend to Acorn International in accordance with relevant PRC laws and regulations.

22. Subsequent events

In February 2017, HJX International Limited, a previously consolidated subsidiary of the Group, was deregistered.

 In March 2017, Shanghai Acorn HJX Software Technology Development Co., Ltd., a previously consolidated subsidiary of the Group, was deregistered.

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(In US dollars, except share data, unless otherwise stated)

22. Subsequent events—(Continued)

Through January 1, 2017 to the date of this annual report, the Group has sold approximately 4.6 million shares of Yimeng shares, with the total cash consideration of RMB 64.9 million, and the remaining shares are approximately 32.7 million shares.

ADDITIONAL INFORMATION—FINANCIAL STATEMENT SCHEDULE I

ACORN INTERNATIONAL, INC.

These financial statements have been prepared in conformity with accounting principles generally accepted in the United States.

FINANCIAL INFORMATION OF PARENT COMPANY

BALANCE SHEETS

(In US dollars, except share data)

	December 31,
	2015	2016
Assets
Current assets:
Cash and cash equivalents	$2,113,203	$6,324,046
Other current assets	112,808	113,826
Amounts due from subsidiaries	5,702,990	722,696
Loan receivable	2,010,838	1,909,741

Total current assets	9,939,839	9,070,309
Investments in subsidiaries	170,889,687	91,603,716
Total assets	$180,829,526	$100,674,025

Liabilities and equity
Current liabilities:
Other current liabilities	$1,717,051	$1,503,471
Amount due to subsidiaries	792,257	—
Total current liabilities	2,509,308	1,503,471
Total liabilities	2,509,308	1,503,471

Equity:
Ordinary shares ($0.01 par value; 100,000,000 shares authorized, 89,018,518 and 91,818,518 shares issued and 76,531,135 and 75,406,875 shares outstanding as of December 31, 2015 and 2016, respectively)	890,185	918,185
Additional paid-in capital	161,308,330	161,938,330
Accumulated deficits	(126,349,246)	(122,910,876)
Accumulated other comprehensive income	162,580,400	80,865,261
Treasury stock, at cost (12,487,383 and 16,411,643 shares as of December 31, 2015 and 2016, respectively)	(20,109,451)	(21,640,346)
Total equity	178,320,218	99,170,554
Total liabilities and equity	$180,829,526	$100,674,025

FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF OPERATIONS

(In US dollars)

	For the years ended December 31,
	2014	2015	2016
Operating expenses:
Other selling and marketing expenses	$357	$207,461	$270
General and administrative expenses	1,888,954	2,638,398	2,800,959
Total operating expenses	1,889,311	2,845,859	2,801,229
Loss from operations	(1,889,311)	(2,845,859)	(2,801,229)
Other expenses	(189,653)	112,848	128,188
Loss before income taxes	(2,078,964)	(2,733,011)	(2,673,041)
Equity in losses of an affiliate	—	—	(150,000)
Income taxes	—	—	—
Equity in gains (losses) of subsidiaries	(42,249,948)	(37,425,643)	6,261,411
Net income (loss) of Acorn International, Inc. shareholders	$(44,328,912)	$(40,158,654)	$3,438,370

 FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF COMPREHENSIVE LOSS

(In US dollars, except share data)

	For the years ended December 31,
	2014	2015	2016
Net income (loss)	$(44,328,912)	$(40,158,654)	$3,438,370
Other comprehensive income, net of tax
Unrealized gain (loss) of available-for-sales securities in the subsidiaries, net of tax of $ 44,621,498 and $ (18,172,231) in 2015 and 2016, respectively.	—	130,928,599	(53,999,944)
Foreign currency translation adjustments	(700,108)	(2,933,003)	(27,715,195)
Comprehensive loss of Acorn International, Inc.	(45,029,020)	87,836,942	(78,276,769)

FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF CASH FLOWS

(In US dollars)

	For the years ended December 31,
	2014	2015	2016
Operating activities:
Net income (loss) attributable to Acorn International, Inc. shareholders	$(44,328,912)	$(40,158,654)	$3,438,370
Share-based compensation	428,000	71,333	658,000
Exchange losses of convertible loan	—	—	213,330)
Equity in losses of affiliates	—	—	150,000
Equity in losses (gains) of subsidiaries	42,249,948	37,425,643	(6,261,411)
Accrued interests on long-term debt	4,126	—	—
Accrued interests on convertible loan	—	(140,291)	(112,233)
Changes in operating assets and liabilities:
Other current assets	(19,267	(24,389)	(1,019)
Other current liabilities	(48,564	1,135,638	(213,579)
Net cash used in operating activities	$(1,714,669)	$(1,690,720)	$(2,128,542)

Investing activities:
Cash received from capital deduction of YiyangYukang	3,056,479	—	—
Disbursement for loan receivables	—	(1,870,547)	—
Investment in an affiliate	—	—	(150,000)
Investment in an subsidiary	—	—	(1,567,757)
Dividend received	—	6,506,710	5,400,000
Net cash provided by investing activities	$3,056,479	$4,636,163	$3,682,243

Financing activities:
Repayment of Long-term debt	—	(8,506,324)	—
Amounts due from subsidiaries	27,643	3,178,570	4,980,294
Amounts due to subsidiaries	849,784	(57,527)	(792,257)
Repurchase of ordinary shares	—	(375,000)	(1,530,895)
Net cash provided by (used in) financing activities	$877,427	$(5,760,281)	$2,657,142
Net increase (decrease) in cash and cash equivalents	$2,219,237	$(2,814,838)	$4,210,843
Cash and cash equivalents at the beginning of the year	2,708,804	4,928,041	2,113,203
Cash and cash equivalents at the end of the year	$4,928,041	$2,113,203	$6,324,046

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

4) As of December 31, 2015 and 2016, there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or redemption requirements of redeemable stocks or guarantees of the Company. Nil, 6,506,710 and $5,400,000 dividend was paid by the Company's subsidiaries to the Company in 2014, 2015 and 2016.

* * *

ADDITIONAL INFORMATION—FINANCIAL STATEMENT SCHEDULE II

ACORN INTERNATIONAL, INC.

VALUATION AND QUALIFYING ACCOUNTS

Description	Balance at Beginning of Year	Charged to/ (Reducted from) Costs and Expenses	Write-off	Balance at End of Year

Allowance for accounts receivable
-2016	$5,398,166	$(18,096)	$(1,677,556)	$3,702,514
-2015	$3,127,348	$2,270,818	$—	$5,398,166
-2014	$3,508,859	$(180,039)	$(201,472)	$3,127,348
Allowance for prepaid advertising expenses
-2016	$1,107,706	$—	$(70,802)	$1,036,904
-2015	$—	$1,107,706	$—	$1,107,706
-2014	$—	$—	$—	$—
Allowance for prepaid expenses and current assets
-2016	$605,445	$(169,097)	$—	$436,348
-2015	$127,192	$478,253	$—	$605,445
-2014	$127,653	$(461)	$—	$127,192
Allowance for deferred tax assets
-2016	$35,657,594	$(2,645,205)	$—	$33,012,389
-2015	$30,287,901	$5,369,693	$—	$35,657,594
-2014	$20,170,712	$10,117,189	$—	$30,287,901

