Form 20-F/A
period 2016-12-31
Acorn International, Inc.
filed 2017-07-11
CIK 1365742

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No.1)

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

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☒ No

ACORN INTERNATIONAL, INC.

EXPLANATORY NOTE

We filed our Annual Report on Form 20-F for the year ended December 31, 2016 (our “Annual Report”) with the Commission on May 15, 2017.  We are amending our Annual Report solely to reflect that the financial statements for the years ended 2014 and 2015 (our “2014 and 2015 financial statements”) appearing in that report are unaudited and to remove the audit report of  Deloitte Touche Tomatshu Certified Public Accountants LLP (“Deloitte”) dated May 16, 2016.

Our 2014 and 2015 Financial Statements were audited by Deloitte as of the date of their audit report and we are not aware of any misstatement or inaccuracy in those financial statements.  Deloitte has not advised us that it is aware of any misstatement or inaccuracy in those financial statements.  However, the staff of the Commission has advised us that PCAOB guidelines require Deloitte to conduct certain subsequent events procedures and to grant permission to reprint the financial statements and its audit report (even though the report is dated May 16, 2016 and is not being re-dated) and that, until that work is completed, the staff of the Commission views those financial statements as unaudited.

We are engaged in discussions with Deloitte over the terms of engagement for conducting those additional procedures. We will to file a further amendment to our Annual Report with the audit report for our 2014 and 2015 financial statements once those procedures are completed.

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

The following selected consolidated statements of operations data for the three years ended December 31, 2014, 2015 and 2016, and the selected consolidated balance sheet data as of December 31, 2015 and 2016, have been derived from our audited consolidated financial statements for the year ended December 31, 2016 and our unaudited consolidated financial statements for the years ended December 31, 2014 and 2015, and are included elsewhere in this annual report. Our selected consolidated statements of operations data for the years ended December 31, 2012 and 2013, and our consolidated balance sheet data as of December 31, 2012, 2013 and 2014, have been derived from our audited consolidated financial statements that are not included in this annual report. Our selected consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. Our historical results for any period are not necessarily indicative of results to be expected for any future period. The selected consolidated financial data should be read in conjunction with those consolidated financial statements and related notes and Item 5, “Operating and Financial Review and Prospects” in this annual report.

	For the years ended December 31,
	2012	2013	2014	2015	2016
	(in thousands, except share and per share data)
			(unaudited)	(unaudited)
Condensed Consolidated Statements of Operations Data
Revenues:
Direct sales, net	$193,615	$136,416	$45,233	$19,406	$13,833
Distribution sales, net	48,959	48,295	49,522	28,140	10,695
Total revenues, net	242,574	184,711	94,755	47,546	24,528

Cost of revenues:
Direct sales	96,472	57,445	24,353	13,388	2,728
Distribution sales	35,475	35,046	32,570	21,499	9,244
Total cost of revenues	131,947	92,491	56,923	34,887	11,972
Gross profit	110,627	92,220	37,832	12,659	12,556

Operating (expenses) income:
Advertising expenses	(58,338)	(51,731)	(16,233)	(2,204)	(24)
Other selling and marketing expenses
	(50,346)	(54,874)	(40,177)	(25,185)	(12,970)
General and administrative expenses(1)
	(27,071)	(30,681)	(28,417)	(27,839)	(16,437)
Other operating income, net	3,277	2,615	2,121	1,712	7,607
Total operating expenses	(132,478)	(134,671)	(82,706)	(53,516)	(21,824)
Loss from operations	(21,851)	(42,451)	(44,874)	(40,857)	(9,268)
Other income , net	5,755	3,394	1,954	1,017	18,138
Income tax expense	(1,822)	(646)	(1,171)	(183)	(4,593)
Equity in losses of affiliates	—	(206)	(235)	(227)	(868)
Net income (loss)(2)(3)	(17,918)	(39,908)	(44,326)	(40,250)	3,409
Net income (loss) attributable to non-controlling interests	8	(12)	3	(91)	(29)
Net income (loss) attributable to Acorn International, Inc. shareholders	(17,926)	(39,896)	(44,329)	(40,159)	3,438
Income (loss) per ordinary share:
Basic and Diluted	$(0.20)	$(0.47)	$(0.54)	$(0.51)	$0.05
Weighted average number of shares used in calculating income (loss) per ordinary share
Basic	89,965,979	84,115,169	82,690,613	79,226,404	75,600,700
Diluted	89,965,979	84,115,169	82,690,613	79,226,404	75,600,700

	As of December 31,
	2012	2013	2014	2015	2016
	(in thousands)
			(unaudited)	(unaudited)
Condensed Consolidated Balance Sheet Data
Cash and cash equivalents	$90,975	$82,552	$34,686	$12,147	$25,506
Prepaid advertising expenses	8,563	3,215	6,162	475	11
Total assets	207,397	175,354	125,732	240,719	133,320
Deferred revenue	904	787	667	548	381
Total liabilities	27,596	39,082	34,060	62,006	33,810
Ordinary shares	946	949	952	890	918
Additional paid-in capital	161,057	161,500	161,925	161,308	161,938
Retained earnings	(1,966)	(41,862)	(86,191)	(126,349)	(122,911)
Accumulated other comprehensive income	30,721	35,285	34,585	162,580	80,865
Treasury stock	(11,464)	(20,109)	(20,109)	(20,109)	(21,640)
Non-controlling interests	507	509	510	392	340
Total equity	179,801	136,272	91,672	178,713	99,510
Total liabilities and equity	$207,397	$175,354	$125,732	$240,719	$133,320

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

Results of Operations

The following table sets forth our condensed consolidated statements of operations by amount and as a percentage of our total net revenues for 2014, 2015 and 2016:

	For the years ended December 31,
	2014		2015		2016
	Amount	% of total revenues, net	Amount	% of total revenues, net	Amount	% of total revenues, net
	(in thousands, except for percentages)
	(unaudited)		(unaudited)
Condensed Consolidated
Statements of Operations Data
Revenues:
Direct sales, net	$45,233	47.7%	$19,406	40.8%	$13,833	56.4%
Distribution sales, net	49,522	52.3%	28,140	59.2%	10,695	43.6%
Total revenues, net	94,755	100.0%	47,546	100.0%	24,528	100.0%
Cost of revenues:
Direct sales	24,353	25.7%	13,388	28.2%	2,728	11.1%
Distribution sales	32,570	34.4%	21,499	45.2%	9,244	37.7%
Total cost of revenues	56,923	60.1%	34,887	73.4%	11,972	48.8%
Gross profit	37,832	39.9%	12,659	26.6%	12,556	51.2%
Operating (expenses) income
Advertising expenses	(16,233)	-17.1%	(2,204)	-4.6%	(24)	-0.1%
Other selling and marketing expenses	(40,177)	-42.4%	(25,185)	-53.0%	(12,970)	-52.9%
General and administrative expenses	(28,417)	-30.0%	(27,839)	-58.6%	(16,437)	-67.0%
Other operating income, net	2,121	2.2%	1,712	3.6%	7,607	31.0%
Total operating expenses	(82,706)	-87.3%	(53,516)	-112.6%	(21,824)	-89.0%
Loss from operations	(44,874)	-47.4%	(40,857)	-86.0%	(9,268)	-37.8%
Other income (expense), net	1,954	2.1%	1,017	2.2%	18,138	73.9%
Income tax expenses	(1,171)	-1.2%	(183)	-0.4%	(4,593)	-18.7%
Equity in losses of affiliates	(235)	-0.2%	(227)	-0.5%	(868)	-3.5%
Net (loss) income	(44,326)	-46.8%	(40,250)	-84.7%	3,409	13.9%
Net income (loss) attributable to non- controlling interest	3	0.0%	(91)	-0.2%	(30)	-0.1%
Net (loss) income attributable to Acorn International, Inc.	(44,329)	-46.8%	(40,159)	-84.5%	3,438	14.0%

The table below summarizes our gross revenues for 2014, 2015 and 2016, broken down by product categories:

	2014	Sales	2015	Sales	2016	Sales
	$‘000%		$‘000%		$‘000%

Health products	9,876	10.4	8,102	17.0	11,777	47.9
Electronic learning products	44,138	46.5	24,638	51.7	8,071	32.8
Mobile phones	6,000	6.3	5,032	10.6	1,723	7.0
Collectible products	15,414	16.2	5,646	11.8	1,574	6.4
Kitchen and household	9,810	10.3	1,591	3.3	398	1.6
Fitness products	4,554	4.8	766	1.6	217	0.9
Cosmetics products	853	0.9	220	0.5	103	0.4
Consumer electronics products	61	0.1	89	0.2	41	0.2
Auto products	191	0.2	49	0.1	1	0.0
Other products	4,057	4.3	1,520	3.2	698	2.8
Total gross revenues	94,954		47,653		24,603
Less: sales taxes	(199)		(107)		(75)
Total revenues, net	94,755		47,546		24,528

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

Date: July 11, 2017

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
	(unaudited)
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
	(unaudited)
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
	(unaudited)
Liabilities of consolidated VIEs:
Current liabilities:
Accounts payable	$158,855	$179,215
Accrued expenses and other current liabilities	1,847,559	1,061,350
Deferred revenue	532,764	380,526
Income taxes payable	411,732	401,808
Total liabilities of consolidated VIEs	$2,950,910	$2,022,899

The accompanying notes are an integral part of these consolidated financial statements.

ACORN INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In US dollars, except share data)

	For the years ended December 31,
	2014	2015	2016
	(unaudited)	(unaudited)
Revenues:
Direct sales, net	$45,232,943	$19,405,793	$13,833,208
Distribution sales, net	49,521,779	28,139,818	10,694,668

Total revenues, net	94,754,722	47,545,611	24,527,876

Cost of revenues:
Direct sales	24,352,882	13,388,423	2,728,390
Distribution sales	32,570,037	21,498,735	9,243,903

Total cost of revenues	56,922,919	34,887,158	11,972,293

Gross profit	37,831,803	12,658,453	12,555,583

Operating (expenses) income
Advertising expenses	(16,232,840)	(2,203,996)	(23,701)
Other selling and marketing expenses	(40,177,216)	(25,185,444)	(12,970,090)
General and administrative expenses	(28,417,373)	(27,839,081)	(16,437,112)
Other operating income, net	2,121,208	1,712,774	7,607,334

Total operating expenses	(82,706,221)	(53,515,747)	(21,823,569)

Loss from operations	(44,874,418)	(40,857,294)	(9,267,986)
Interest expense	(189,863)	(14,183)	—
Interest income	2,590,212	836,211	466,530
Other income (expense), net	(446,662)	195,355	17,671,023

Income (Loss) before income taxes and equity in losses of affiliates	(42,920,731)	(39,839,911)	8,869,567
Income tax expenses	(1,170,517)	(183,091)	(4,592,783)
Equity in losses of affiliates	(235,161)	(226,779)	(868,121)

Net income (loss)	(44,326,409)	(40,249,781)	3,408,663
Net income (loss) attributable to noncontrolling interests	2,503	(91,127)	(29,707)

Net income (loss) attributable to Acorn International, Inc. shareholders	$(44,328,912)	$(40,158,654)	$3,438,370
Income (Loss) per ordinary share:
Basic and diluted	$(0.54)	$(0.51)	$0.05
Shares used in calculating income (loss) per ordinary share:
Basic and diluted	82,690,613	79,226,404	75,600,700

Includes share-based compensation related to:
General and administrative expenses	$428,000	$71,333	$658,000

The accompanying notes are an integral part of these consolidated financial statements.

ACORN INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In US dollars, except share data)

	For the years ended December 31,
	2014	2015	2016
	(unaudited)	(unaudited)
Net income (loss)	$(44,326,409)	$(40,249,781)	$3,408,663
Other comprehensive income, net of tax
Foreign currency translation adjustments	(701,895)	(5,895,181)	(27,222,102)
Unrealized gain (loss) of available-for-sales securities, net of tax of $ 44,621,498 and $ (18,172,231) in 2015 and 2016, respectively	—	133,864,495	(54,516,694)

Comprehensive income (loss)	(45,028,304)	87,719,533	(78,330,133)
Comprehensive income (loss) attributable to non-controlling interest	716	(117,409)	(53,364)

Comprehensive income (loss) attributable to Acorn International, Inc.	(45,029,020)	87,836,942	(78,276,769)

The accompanying notes are an integral part of these consolidated financial statements.

ACORN INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In US dollars, except share data)

	Acorn International, Inc. shareholders’ equity
	Ordinary shares		Additional paid-in capital	Accumulated deficits	Accumulated other comprehensive income	Treasury stock, at cost		Total	Noncontrolling interests	Total equity
	Shares	Amount				Shares	Amount
Balance at January 1, 2014	94,937,174	$949,372	$161,499,810	$(41,861,680)	$35,284,912	(12,487,383)	$(20,109,451)	$135,762,963	$509,190	$136,272,153
Net income (loss)	—	—	—	(44,328,912)	—	—	—	(44,328,912)	2,503	(44,326,409)
Foreign currency translation adjustments	—	—	—	—	(700,108)	—	—	(700,108)	(1,787)	(701,895)
Exercise of restricted share units	300,000	3,000	(3,000)	—	—	—	—	—	—	—
Share-based compensation	—	—	428,000	—	—	—	—	428,000	—	428,000

Balance at December 31, 2014 (unaudited)	95,237,174	$952,372	$161,924,810	$(86,190,592)	$34,584,804	(12,487,383)	$(20,109,451)	$91,161,943	$509,906	$91,671,849
Net loss	—	—	—	(40,158,654)	—	—	—	(40,158,654)	(91,127)	(40,249,781)
Foreign currency translation adjustments	—	—	—	—	(5,868,899)	—	—	(5,868,899)	(26,282)	(5,895,181)
Unrealized gain of available-for-sales securities	—	—	—	—	133,864,495	—	—	133,864,495	—	133,864,495
Exercise of restricted share units	300,000	3,000	(3,000)	—	—	—	—	—	—	—
Share-based compensation	—	—	71,333	—	—	—	—	71,333	—	71,333
Repurchase and cancellation of ordinary shares(Note 21)	(6,518,656)	(65,187)	(684,813)	—	—	—	—	(750,000)	—	(750,000)

Balance at December 31, 2015 (unaudited)	89,018,518	$890,185	$161,308,330	$(126,349,246)	$162,580,400	(12,487,383)	$(20,109,451)	$178,320,218	$392,497	$178,712,715
Net income (loss)	—	—	—	3,438,370	—	—	—	3,438,370	(29,707)	3,408,663
Foreign currency translation adjustments	—	—	—	—	(27,198,445)	—	—	(27,198,445)	(23,657)	(27,222,102)
Fair value fluctuation of available-for-sale securities	—	—	—	—	(54,516,694)	—	—	(54,516,694)	—	(54,516,694)
Exercise of restricted share units	2,800,000	28,000	(28,000)	—	—	—	—	—	—	—
Share-based compensation expenses	—	—	658,000	—	—	—	—	658,000	—	658,000
Share buy-back				—	—	(3,924,260)	(1,530,895)	(1,530,895)	—	(1,530,895)

Balance at December 31, 2016	91,818,518	$918,185	$161,938,330	$(122,910,876)	$80,865,261	(16,411,643)	$(21,640,346)	$99,170,554	$339,133	$99,509,687

The accompanying notes are an integral part of these consolidated financial statements.

ACORN INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In US dollars, except share data)

	For the years ended December 31,
	2014	2015	2016
	(unaudited)	(unaudited)
Operating activities:
Net income (loss)	$(44,326,409)	$(40,249,781)	$3,408,663
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Share-based compensation	428,000	71,333	658,000
Equity in losses of affiliates	235,161	226,779	868,121
Providing(reversal) of allowance for doubtful accounts	(381,972)	3,856,777	(187,193)
Inventory write-downs	936,126	3,954,771	470,069
Depreciation and amortization	4,053,944	3,946,859	2,585,737
Losses(gains) from disposal of equipment and other long-term assets	1,085,910	(787,160)	672,667
Deferred income tax expenses (benefits)	(109,664)	(179,990)	423,423
Accrued interests on long-term debt	189,863	14,183	—
Accrued interests on convertible loan	—	(232,690)	(184,170)
Accrued interests on restricted cash	(360,033)	—	—
Gains on disposal of available-for-sale securities	—	—	(18,088,327)
Gains on disposal of held-for-sales assets	—	—	(5,838,768)
Changes in operating assets and liabilities:
Accounts receivable	(610,373)	2,913,226	652,386
Notes receivable	(122,452)	(153,610)	276,062
Inventory	2,929,193	4,691,346	(311,781)
Prepaid advertising expenses	(2,947,031)	4,579,347	460,984
Other prepaid expenses and current assets	(1,425,279)	2,532,275	3,257,691
Accounts payable	(2,963,364)	(7,343,894)	(447,401)
Accrued expenses and other current liabilities	(1,468,911)	(343,890)	(4,382,664)
Notes payable	(1,148,125)	—	—
Income taxes payable	493,226	289,717	1,574,198
Deferred revenue	(120,534)	(118,673)	(167,540)
Net cash used in operating activities	$(45,632,724)	$(22,333,075)	$(14,299,843)

Investing activities:
Purchase of property and equipment	(1,360,682)	(21,388)	(483,922)
Proceeds from disposal of equipment	2,403	3,288,653	80,748
Proceeds from disposal of held-for-sale assets	—	—	11,291,342
Investment in an affiliate	—	—	(150,000)
Disbursement for loan receivable	—	(3,024,932)	—
Purchase of other long-term assets	(620,985)	(477,220)	(358,938)
Proceeds from disposal of available-for-sale securities	—	—	18,258,139
Decrease (increase) in restricted cash	265,002	9,633,487	54,201
Net cash provided by (used in) investing activities	$(1,714,262)	$9,398,600	$28,691,570

The accompanying notes are an integral part of these consolidated financial statements

ACORN INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

(In US dollars, except share data)

	For the years ended December 31,
	2014	2015	2016
	(unaudited)	(unaudited)
Financing activities:
Repurchase of ordinary shares	—	(375,000)	(1,530,895)
Repayment of long-term debt	—	(8,520,507)	—
Net cash used in financing activities	$—	$(8,895,507)	$(1,530,895)
Effect of exchange rate changes on cash and cash equivalents	$(518,949)	$(709,543)	$498,045

Net increase (decreased) in cash and cash equivalents	$(47,865,935)	$(22,539,525)	$13,358,877
Cash and cash equivalents at the beginning of the year	82,552,314	34,686,379	12,146,854
Cash and cash equivalents at the end of the year	$34,686,379	$12,146,854	$25,505,731

Supplemental disclosure of cash flow information:
Income taxes paid	$873,771	$129,780	$2,236,119
Interest paid	$185,737	$70,507	$—

Supplemental disclosure of non-cash investing and financial activities:
Receivable for the sale of property and equipment	—	1,301,227	—

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
	(unaudited)
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

FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF OPERATIONS

(In US dollars)

	For the years ended December 31,
	2014	2015	2016
	(unaudited)	(unaudited)
Operating expenses:
Other selling and marketing expenses	$357	$207,461	$270
General and administrative expenses	1,888,954	2,638,398	2,800,959
Total operating expenses	1,889,311	2,845,859	2,801,229
Loss from operations	(1,889,311)	(2,845,859)	(2,801,229)
Other expenses	(189,653)	112,848	128,188
Loss before income taxes	(2,078,964)	(2,733,011)	(2,673,041)
Equity in losses of an affiliate	—	—	(150,000)
Income taxes	—	—	—
Equity in gains (losses) of subsidiaries	(42,249,948)	(37,425,643)	6,261,411
Net income (loss) of Acorn International, Inc. shareholders	$(44,328,912)	$(40,158,654)	$3,438,370

 FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF COMPREHENSIVE LOSS

(In US dollars, except share data)

	For the years ended December 31,
	2014	2015	2016
	(unaudited)	(unaudited)
Net income (loss)	$(44,328,912)	$(40,158,654)	$3,438,370
Other comprehensive income, net of tax
Unrealized gain (loss) of available-for-sales securities in the subsidiaries, net of tax of $ 44,621,498 and $ (18,172,231) in 2015 and 2016, respectively.	—	130,928,599	(53,999,944)
Foreign currency translation adjustments	(700,108)	(2,933,003)	(27,715,195)
Comprehensive loss of Acorn International, Inc.	(45,029,020)	87,836,942	(78,276,769)

FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF CASH FLOWS

(In US dollars)

	For the years ended December 31,
	2014	2015	2016
	(unaudited)	(unaudited)
Operating activities:
Net income (loss) attributable to Acorn International, Inc. shareholders	$(44,328,912)	$(40,158,654)	$3,438,370
Share-based compensation	428,000	71,333	658,000
Exchange losses of convertible loan	—	—	213,330)
Equity in losses of affiliates	—	—	150,000
Equity in losses (gains) of subsidiaries	42,249,948	37,425,643	(6,261,411)
Accrued interests on long-term debt	4,126	—	—
Accrued interests on convertible loan	—	(140,291)	(112,233)
Changes in operating assets and liabilities:
Other current assets	(19,267	(24,389)	(1,019)
Other current liabilities	(48,564	1,135,638	(213,579)
Net cash used in operating activities	$(1,714,669)	$(1,690,720)	$(2,128,542)

Investing activities:
Cash received from capital deduction of YiyangYukang	3,056,479	—	—
Disbursement for loan receivables	—	(1,870,547)	—
Investment in an affiliate	—	—	(150,000)
Investment in an subsidiary	—	—	(1,567,757)
Dividend received	—	6,506,710	5,400,000
Net cash provided by investing activities	$3,056,479	$4,636,163	$3,682,243

Financing activities:
Repayment of Long-term debt	—	(8,506,324)	—
Amounts due from subsidiaries	27,643	3,178,570	4,980,294
Amounts due to subsidiaries	849,784	(57,527)	(792,257)
Repurchase of ordinary shares	—	(375,000)	(1,530,895)
Net cash provided by (used in) financing activities	$877,427	$(5,760,281)	$2,657,142
Net increase (decrease) in cash and cash equivalents	$2,219,237	$(2,814,838)	$4,210,843
Cash and cash equivalents at the beginning of the year	2,708,804	4,928,041	2,113,203
Cash and cash equivalents at the end of the year	$4,928,041	$2,113,203	$6,324,046

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

