Form 20-F/A
period 2016-12-31
Acorn International, Inc.
filed 2017-10-27
CIK 1365742

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No.2)

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

ACORN INTERNATIONAL, INC.

EXPLANATORY NOTE

We filed our Annual Report on Form 20-F for the year ended December 31, 2016 (our “Annual Report”) with the Commission on May 15, 2017.  On July 11, 2017 we amended our Annual Report (“Amendment No. 1”) solely to reflect that the financial statements for the years ended 2014 and 2015 (our “2014 and 2015 Financial Statements”) appearing in that amended report were unaudited and to remove the audit report of  Deloitte Touche Tomatshu Certified Public Accountants LLP (“Deloitte”) dated May 16, 2016. The reason for Amendment No. 1 was that, although our 2014 and 2015 Financial Statements were audited by Deloitte as of the date of their audit report, as of the time of Amendment No. 1’s filing, Deloitte had not yet conducted certain subsequent events procedures or granted permission to reprint our 2014 and 2015 Financial Statements and its audit report in our Annual Report and, until that work was completed, the staff of the Commission viewed those financial statements as unaudited.

We are now filing a further amendment to our Annual Report (“Amendment No. 2”) to reflect that Deloitte has completed the relevant subsequent events procedures and granted permission to reprint our 2014 and 2015 Financial Statements and its audit report in our Annual Report and, accordingly, our 2014 and 2015 Financial Statements are considered by the staff of the Commission as audited. There have been no material changes to our 2014 and 2015 Financial Statements between their original publication and their inclusion in this Amendment No. 2.

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
51%
Zhuhai Sunrana Bio- Tech Co., Ltd.
100%
Zhuhai Acorn Electronic Technology Co., Ltd.
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

The following table sets forth the aggregate fees by specified category in connection with certain professional services rendered by Grant Thornton in 2016, and Deloitte in 2015, our principal external auditors, for the periods indicated. We did not pay any other fees to our auditors during the periods indicated below.

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

On October 17, 2016, we dismissed Deloitte Touche Tohmatsu Certified Public Accountants LLP, or Deloitte, as our independent registered public accounting firm. On November 22, 2016, we engaged Grant Thornton as our independent registered public accounting firm in connection with the audit of our consolidated financial statements for the fiscal year ended December 31, 2016, effective immediately. During the fiscal years ended December 31, 2014 and 2015 and in the subsequent interim period through October 17, 2016, neither we nor anyone acting on our behalf consulted Grant Thornton regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered with respect to the consolidated financial statements of our company, and neither a written report nor oral advice was provided to us by Grant Thornton that Grant Thornton concluded was an important factor considered by us in reaching a decision as to any accounting, auditing or financial reporting issue; or (ii) any matter that was the subject of a “disagreement” (as that term is used in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) or a “reportable event” (as that term is defined in Item 304(a)(1)(v) of Regulation S-K).

Deloitte’s audit report on our company’s consolidated financial statements as of and for the year ended December 31, 2014 expresses an unqualified opinion and includes an explanatory paragraph concerning substantial doubt about our company’s ability to continue as a going concern. Deloitte’s audit report on our company’s consolidated financial statements as of and for the year ended December 31, 2015 did not contain any adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles. Deloitte did not audit any financial statements of our company as of any date or for any period subsequent to December 31, 2015.

Our decision to dismiss Deloitte and engage Grant Thornton was approved by our independent audit committee.

During the years ended December 31, 2014 and 2015 and the subsequent interim period through our dismissal of Deloitte on October 17, 2016, there were no disagreements between us and Deloitte on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Deloitte, would have caused Deloitte to make references thereto in their reports on the financial statements for such years. In addition, there were no “reportable events” requiring disclosure pursuant to Item 16F(a)(1)(v) of Form 20-F.

We provided Deloitte with a copy of the foregoing disclosure, and requested that Deloitte furnish us with a letter addressed to the SEC stating whether it agrees with the above statements, and if not, stating the respects in which it does not agree. We have received the requested letter from Deloitte, a copy of which is filed as Exhibit 15.1 to this Form 20-F.

ITEM 16G.	CORPORATE GOVERNANCE

As a foreign private issuer with shares listed on the NYSE, we are subject to corporate governance requirements imposed by the NYSE. Under Section 303A of the NYSE’s Listed Company Manual, NYSE listed non-US companies may, in general, follow their home country corporate governance practices in lieu of some of the NYSE corporate governance requirements. We are committed to a high standard of corporate governance. As such, we endeavor to comply with most of the NYSE corporate governance practices. However, the following are the ways in which our current corporate governance practices differ from NYSE corporate governance requirements since the laws of Cayman Islands do not require such compliance:

•	Our corporate governance and nominating committee of our board of directors is not comprised entirely of independent directors.

•	Our compensation committee of our board of directors is not comprised entirely of independent directors.

We may in the future determine to voluntarily comply with one or more of the foregoing provisions as required by NYSE’s Listed Company Manual.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report.

ITEM 19.	EXHIBITS

EXHIBITS INDEX

Exhibit
Number	Description
1.1*	Amended and Restated Memorandum and Articles of Association of Acorn International, Inc.

2.1**	Specimen American Depositary Receipt

2.2*	Specimen Certificate for Ordinary Shares

2.33**	Form of Deposit Agreement among Acorn International, Inc., Citibank, N.A., and holders and beneficial owners of American Depositary Shares issued thereunder

4.1*	Form of Indemnification Agreement with the directors of Acorn International, Inc.

4.2*	Form of Employment Agreement of Acorn International, Inc.

4.3***	Loan Agreement undated, by and among Acorn Trade (Shanghai) Co., Ltd., Kuan Song and Pan Zong

4.4***	Exclusive Technical Service Agreement undated, by and between Acorn Trade (Shanghai) Co., Ltd. and Beijing HJX Technology Development Co., Ltd.

4.5***	Operation and Management Agreement undated, by and among Acorn Trade (Shanghai) Co., Ltd., Beijing HJX Technology Development Co., Ltd., Kuan Song and Pan Zong

4.6***	Equity Pledge Agreement undated, by and among Acorn Trade (Shanghai) Co., Ltd., Kuan Song and Pan Zong in connection with shares of Beijing HJX Technology Development Co., Ltd.

4.7***	Exclusive Purchase Agreement undated, by and among Acorn Trade (Shanghai) Co., Ltd., Kuan Song, Pan Zong and Beijing HJX Technology Development Co., Ltd.

4.8***	Power of Attorney undated, issued by Kuan Song and Pan Zong in favor of a designee of Acorn Trade (Shanghai) Co., Ltd. in connection with Beijing HJX Technology Development Co., Ltd.

4.9***	Termination Agreement undated, by and among Shanghai HJX Digital Technology Co., Ltd., Kuan Song, Pan Zong, Beijing HJX Technology Development Co., Ltd., Acorn Trade (Shanghai) Co., Ltd. and Weiji Gao in connection with the termination of prior contractual arrangements regarding Beijing HJX Technology Development Co., Ltd.

4.10***	Letter of Consent undated, issued by Kai Wang

4.11***	Loan Agreement dated May 27, 2015, by and among Acorn Information Technology (Shanghai) Co., Ltd., Kuan Song and Pan Zong

4.12***	Exclusive Technical Service Agreement dated May 27, 2015, by and between Acorn Information Technology (Shanghai) Co., Ltd. and Beijing Acorn Trade Co., Ltd.

4.13***	Operation and Management Agreement dated May 27, 2015, by and among Acorn Information Technology (Shanghai) Co., Ltd., Beijing Acorn Trade Co., Ltd., Kuan Song and Pan Zong

4.14***	Equity Pledge Agreement dated May 27, 2015, by and among Acorn Information Technology (Shanghai) Co., Ltd., Kuan Song and Pan Zong in connection with shares of Beijing Acorn Trade Co., Ltd.

4.15***	Exclusive Purchase Agreement dated May 27, 2015, by and among Acorn Information Technology (Shanghai) Co., Ltd., Kuan Song, Pan Zong and Beijing Acorn Trade Co., Ltd.

4.16***	Power of Attorney dated May 27, 2015, issued by Kuan Song and Pan Zong in favor of a designee of Acorn Information Technology (Shanghai) Co., Ltd. in connection with Beijing Acorn Trade Co., Ltd.

4.17***	Termination Agreement dated May 27, 2015, by and among Acorn Information Technology (Shanghai) Co., Ltd., Dongjie Yang, Weiguo Ge, Beijing Acorn Trade Co., Ltd., Kuan Song and Pan Zong in connection with the termination of prior contractual arrangements regarding Beijing Acorn Trade Co., Ltd.

4.18***	Letter of Consent dated May 27, 2015, issued by Kai Wang

4.19***	Loan Agreement dated May 27, 2015, by and among Acorn Information Technology (Shanghai) Co., Ltd., Kuan Song and Pan Zong

4.20***	Exclusive Technical Service Agreement dated May 27, 2015, by and between Acorn Information Technology (Shanghai) Co., Ltd. and Shanghai Acorn Network Technology Development Co., Ltd.

4.21***	Operation and Management Agreement dated May 27, 2015, by and among Acorn Information Technology (Shanghai) Co., Ltd., Shanghai Acorn Network Technology Development Co., Ltd., Kuan Song and Pan Zong

4.22***	Equity Pledge Agreement dated May 27, 2015, by and among Acorn Information Technology (Shanghai) Co., Ltd., Kuan Song and Pan Zong in connection with shares of Shanghai Acorn Network Technology Development Co., Ltd.

4.23***	Exclusive Purchase Agreement dated May 27, 2015, by and among Acorn Information Technology (Shanghai) Co., Ltd., Kuan Song, Pan Zong and Shanghai Acorn Network Technology Development Co., Ltd.

4.24***	Power of Attorney dated May 27, 2015, issued by Kuan Song and Pan Zong in favor of a designee of Acorn Information Technology (Shanghai) Co., Ltd. in connection with Shanghai Acorn Network Technology Development Co., Ltd.

4.25***	Termination Agreement dated May 27, 2015, by and among Acorn Information Technology (Shanghai) Co., Ltd., Dongjie Yang, Weiguo Ge, Shanghai Acorn Network Technology Development Co., Ltd., Kuan Song and Pan Zong in connection with the termination of prior contractual arrangements regarding Shanghai Acorn Network Technology Development Co., Ltd.

4.26***	Letter of Consent dated May 27, 2015, issued by Kai Wang

4.27***	Exclusive Technical Service Agreement dated May 27, 2015, by and between Shanghai HJX Digital Technology Co., Ltd. and Shanghai HJX Electronic Technology Co., Ltd.

4.28***	Operation and Management Agreement dated May 27, 2015, by and among Shanghai HJX Digital Technology Co., Ltd., Shanghai HJX Electronic Technology Co., Ltd., Kuan Song and Pan Zong

4.29***	Equity Pledge Agreement dated May 27, 2015, by and among Shanghai HJX Digital Technology Co., Ltd., Kuan Song and Pan Zong in connection with shares of Shanghai HJX Electronic Technology Co., Ltd.

4.30***	Exclusive Purchase Agreement dated May 27, 2015, by and among Shanghai HJX Digital Technology Co., Ltd., Shanghai HJX Electronic Technology Co., Ltd., Kuan Song and Pan Zong

4.31***	Power of Attorney dated May 27, 2015, issued by Kuan Song and Pan Zong in favor of a designee of Shanghai HJX Digital Technology Co., Ltd. in connection with Shanghai HJX Electronic Technology Co., Ltd.

4.32***	Termination Agreement dated May 27, 2015, by and among Shanghai HJX Digital Technology Co., Ltd., Yang Dongjie, Ge Weiguo, Shanghai HJX Electronic Technology Co., Ltd., Kuan Song and Pan Zong in connection with the termination of prior contractual arrangements regarding Shanghai HJX Electronic Technology Co., Ltd.

4.33***	Letter of Consent dated May 27, 2015 issued by Kai Wang

4.34***	Loan Agreement dated May 27, 2015, by and among Shanghai HJX Digital Technology Co., Ltd., Kuan Song and Pan Zong

4.35***	Settlement Agreement between the Company, Acorn Composite Corporation, Inc. and Robert W. Roche

4.36***	Transitional Services and Separation Agreement between Mr. Don Dongjie Yang, the Company and D.Y. Capital Inc. dated May 27, 2015

4.37***	Form of Employment Agreement with Management

8.1***	List of subsidiaries

11.1*	Code of Business Conduct and Ethics of Acorn

12.1	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Letter from Deloitte Confirming No Disagreement under Item 16F(a)(3)

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

*	Previously filed as an exhibit to the Registration Statement on F-1 registration (File No. 333-141860), as amended, initially filed with the Securities and Exchange Commission on April 3, 2007.
**	Incorporated by reference to the Registration Statement on Form F-6 (File No. 333-142177), which was filed with the Securities and Exchange Commission with respect to American depositary shares representing ordinary shares on April 17, 2007.

***	Previously filed with the Registrant’s annual report on Form 20-F, filed with the SEC on May 16, 2016.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ACORN INTERNATIONAL, INC.

/s/ Geoffrey Weiji Gao
Name: Geoffrey Weiji Gao
Title: Chief Financial Officer

Date: October 27, 2017

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

/s/Deloitte Touche Tohmatsu Certified Public Accountants LLP

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

FINANCIAL INFORMATION OF PARENT COMPANY

BALANCE SHEETS

(In US dollars, except share data)

	December 31,
	2015	2016

Assets
Current assets:
Cash and cash equivalents	$2,113,203	$6,324,046
Other current assets	112,808	113,826
Amounts due from subsidiaries	5,702,990	722,696

Total current assets	7,929,001	7,160,568
Loan receivable	2,010,838	1,909,741
Investments in subsidiaries	170,889,687	91,603,716
Total assets	$180,829,526	$100,674,025

Liabilities and equity
Current liabilities:
Other current liabilities	$1,717,051	$1,503,471
Amount due to subsidiaries	792,257	—
Total current liabilities	2,509,308	1,503,471
Total liabilities	2,509,308	1,503,471

Equity:
Ordinary shares ($0.01 par value; 100,000,000 shares authorized, 89,018,518 and 91,818,518 shares issued and 76,531,135 and 75,406,875 shares outstanding as of December 31, 2015 and 2016, respectively)	890,185	918,185
Additional paid-in capital	161,308,330	161,938,330
Accumulated deficits	(126,349,246)	(122,910,876)
Accumulated other comprehensive income	162,580,400	80,865,261
Treasury stock, at cost (12,487,383 and 16,411,643 shares as of December 31, 2015 and 2016, respectively)	(20,109,451)	(21,640,346)
Total equity	178,320,218	99,170,554
Total liabilities and equity	$180,829,526	$100,674,025

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

