Form 20-F
period 2017-12-31
Acorn International, Inc.
filed 2018-05-15
CIK 1365742

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

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

Jacob A. Fisch, jake@chinadrtv.com, 86-21-5151 8888

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

None

 (Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 53,602,810.

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

Large accelerated filer ☐    Accelerated filer ☐  Non-accelerated filer ☒ Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”), indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☒ International Financial Reporting Standards as issued by the International Accounting Standards Board ☐ Other ☐

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. ☐ Yes ☐ No

ACORN INTERNATIONAL, INC.

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report only, references to:

•	“ordinary shares” are to our ordinary shares, par value $0.01 per share;

•	“ADSs” are to our American depositary shares, each of which represents twenty ordinary shares;

•	“ADRs” are to American depositary receipts, which, if issued, evidence our ADSs;

•	“$,” “US$,” “USD” and “U.S. dollars” are to the legal currency of the United States;

•	“China” and the “PRC” are to the People’s Republic of China, excluding Taiwan and the special administrative regions of Hong Kong and Macau;

•	“variable interest entities,” or “VIEs,” refer to Shanghai Acorn Network Technology Development Co., Ltd. (“Shanghai Network”), Beijing Acorn Trade Co., Ltd. (“Beijing Acorn”) and Beijing HJX Technology Development Co., Ltd. (“Beijing HJX Technology”), the domestic PRC companies in which we do not have equity interests but whose financial results have been consolidated into our consolidated financial statements in accordance with U.S. GAAP due to our having effective control over, and our being the primary beneficiary of, the three companies;

•	“consolidated affiliated entities” refer to our variable interest entities and their direct and indirect subsidiaries;

•	“RMB” and “Renminbi” are to the legal currency of China; and

•	“we,” “us,” “our,” “our Company” and “our Group” refer to Acorn International, Inc., its predecessor entities, subsidiaries and consolidated affiliated entities, as the context may require.

Our reporting currency is the U.S. dollars. This annual report contains conversion of Renminbi amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all conversions of Renminbi into U.S. dollars were made at RMB6.5342 to $1, which was the official base exchange rate published by the People’s Bank of China (PBOC) on December 31, 2017. Monetary assets and liabilities denominated in Renminbi are translated into U.S. dollars at the respective official base exchange rate published by the PBOC as of the balance sheet date. Equity accounts denominated in Renminbi are translated into U.S. dollars at the applicable historical exchange rate. Revenues, expenses, gains and losses denominated in Renminbi are translated into U.S. dollars at the official annual average exchange rate for the applicable year as published by the PBOC. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

This annual report on Form 20-F includes our audited consolidated statements of operations data for the years ended December 31, 2015, 2016 and 2017, and audited consolidated balance sheets data as of December 31, 2016 and 2017.

We completed the initial public offering of our ADSs in May 2007. Our ADSs are listed on the New York Stock Exchange, or the NYSE, under the symbol “ATV”.

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts are forward-looking statements based on our current expectations, assumptions, estimates and projections about us and our industry. These statements involve known and unknown risks, uncertainties and other factors, including those listed under Item 3.D. “Key Information - Risk Factors,” which may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward- looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigations Reform Act of 1995. In some cases, these forward-looking statements can be identified by words or phrases such as “aim,” “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “potential,” “will” or other similar expressions. The forward-looking statements included in this annual report relate to, among others:

•	anticipated operating results for 2018;

•	our ability to reduce our operating losses, generate cash flows and fund our operations;

•	our goals and strategies, and our success in developing our business model;

•	expected trends in our e-commerce channels, our direct sales platform and our distribution network, and in our margins and certain cost or expense items as a percentage of our net revenues;

•	our future business development, financial condition and results of operations;

•	our ability to introduce successful new products and attract new customers;

•	our ability to maintain and build our brand and revenue for our direct sales products, particularly following our decisions to suspend the purchase of TV airtime for TV direct sales;

•	our ability to manage our featured product lines;

•	competition from companies in a number of industries, including internet companies that provide direct sales marketing in China for consumer products;

•	our ability to effectively control our cost of sales and efficiently access media channels;

•	PRC governmental policies and regulations relating to our businesses;

•	general economic and business condition in China and elsewhere; and

•	assumptions underlying or related to any of the foregoing.

The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. We would like to caution you not to place undue reliance on forward-looking statements and you should read these statements in conjunction with the risk factors disclosed in Item 3.D. “Key Information — Risk Factors.” Those risks are not exhaustive. We operate in an emerging and evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. You should read thoroughly this annual report and the documents that we refer to with the understanding that our actual future results may be materially different from what we expect. All forward-looking statements included herein attributable to us or other parties or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except as required by law, we undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

The following selected consolidated statements of operations data for the three years ended December 31, 2015, 2016 and 2017, and the selected consolidated balance sheet data as of December 31, 2016 and 2017, have been derived from our audited consolidated financial statements for the years ended December 31, 2015, 2016 and 2017, and are included elsewhere in this annual report. Our selected consolidated statements of operations data for the years ended December 31, 2013 and 2014, and our consolidated balance sheet data as of December 31, 2013, 2014 and 2015, have been derived from our audited consolidated financial statements that are not included in this annual report. Our selected consolidated financial statements are prepared and presented in accordance with U.S. GAAP. The financial data presented herein reflect the direct sales of Ozing branded electronic learning devices incorporating mobile internet interactive features, such as online tutoring services (the “HJX Business”) as discontinued operations. Our historical results for any period are not necessarily indicative of results to be expected for any future period. The selected consolidated financial data should be read in conjunction with those consolidated financial statements and related notes and Item 5. “Operating and Financial Review and Prospects” in this annual report.

	For the years ended December 31,
	2013	2014	2015	2016	2017
	(in thousands $, except share and per share data)
Condensed Consolidated Statements of Operations Data
Revenues:
Direct sales, net	$135,212	$43,914	$18,004	$13,362	$18,942
Distribution sales, net	8,637	6,768	4,953	3,117	1,348
Total revenues, net	143,849	50,682	22,956	16,478	20,290

Cost of revenues:
Direct sales	56,858	23,501	12,538	2,353	5,244
Distribution sales	4,126	3,121	2,956	2,878	827
Total cost of revenues	60,985	26,622	15,494	5,230	6,072
Gross profit	82,864	24,060	7,463	11,248	14,218

Operating (expenses) income:
Advertising expenses	(51,281)	(7,621)	(2,204)	(24)	—
Other selling and marketing expenses
	(48,352)	(30,870)	(14,418)	(7,038)	(10,115)
General and administrative expenses(1)
	(23,687)	(19,193)	(21,664)	(14,153)	(9,759)
Other operating income, net	2,615	2,121	1,713	7,607	1,473
Total operating expenses	(120,706)	(55,562)	(36,574)	(13,607)	(18,401)
Income from continuing operations	(37,842)	(31,502)	(29,111)	(2,359)	(4,183)
Other income, net	3,394	1,954	1,017	18,138	12,172
Income tax (expense) benefit	(646)	(1,171)	(183)	(4,593)	7,865
Income from continuing operations before equity in losses of affiliate	(35,093)	(30,719)	(28,277)	11,186	15,854
Income from discontinued operations before equity in losses of affiliates	(4,609)	(13,372)	(11,746)	(6,909)	(3,475)
Equity in losses of affiliates	(206)	(235)	(227)	(868)	-
Net income (loss)(2)(3)	(39,908)	(44,326)	(40,250)	3,409	12,380
Net income (loss) attributable to non-controlling interests	(12)	3	(91)	(30)	(4)
Net income (loss) attributable to Acorn International, Inc. shareholders	(39,896)	(44,329)	(40,159)	3,438	12,385
Income (loss) per ordinary share:
Basic and Diluted	(0.47)	$(0.54)	$(0.51)	$0.05	$0.19
—Continuing operations	(0.42)	(0.37)	(0.36)	0.140.24
—Continuing operations	(0.05)	(0.16)	(0.15)	(0.09)	(0.05)
Weighted average ordinary share outstanding - basic and diluted	84,115,169	82,690,613	79,226,404	75,600,700	65,836,869

	As of December 31,
	2013	2014	2015	2016	2017
				(As adjusted)
	(in thousands $)
Condensed Consolidated Balance Sheet Data
Cash and cash equivalents	82,552	34,686	12,147	25,506	21,020
Prepaid advertising expenses	3,215	6,162	475	11	-
Total assets	175,354	125,732	240,719	132,731	100,907
Deferred revenue	787	667	548	381	512
Total liabilities	39,082	34,060	62,006	33,222	13,563
Ordinary shares	949	952	890	918	919
Additional paid-in capital	161,500	161,925	161,308	161,938	161,963
Retained earnings	(41,862)	(86,191))	(126,349)	(122,911))	(110,527)
Accumulated other comprehensive income	35,285	34,585	162,580	80,865	60,967
Treasury stock	(20,109)	(20,109)	(20,109)	(21,640)	(26,335)
Non-controlling interests	509	510	392	340	355
Total equity	136,272	91,672	178,713	99,510	87,344
Total liabilities and equity	175,354	125,732	240,719	132,731	100,907

Note:  Accumulated other comprehensive income in 2017 primarily reflects dividends and gains from sale of available-for-sales securities. See Notes 8 and 9 to our audited financial statements included elsewhere in this annual report.

	For the years ended December 31,
	2015	2016	2017
	(in thousands, except percentages)
Selected Operating Data
Number of inbound calls generated through direct sales platforms	92	—	—
Conversion rate for inbound calls to product purchase orders	11.5%	—%	—%
Total TV direct sales program minutes	3	—	—

Note:  we started to reduce our TV advertising purchases for infomercials beginning in 2014, and we suspended our TV direct sales operations in the first quarter of 2015.

(1)	Includes share-based compensation in amounts listed below:

	For the years ended December 31,
	2013	2014	2015	2016	2017
		(in thousands)
Share-based compensation	$(446)	$(428)	$(71)	$(658)	$(25)

(2)	Includes share-based compensation in amounts listed in the table in note (1) above.

(3)	Net income (loss) for the periods presented reflect effective tax rates, which may not be representative of our long-term expected effective tax rates in light of the tax holidays and exemptions enjoyed by certain of our PRC subsidiaries and our consolidated affiliated entities. See Item 5.A, “Operating and Financial Review and Prospects—Operating Results—Taxation”.

Exchange Rate Information

We have reported our financial statements in U.S. dollars. Our business is primarily conducted in China and substantially all of our revenues are denominated in Renminbi. Periodic reports will be made to shareholders and will be expressed in U.S. dollars using the then current exchange rates. The conversion of Renminbi into U.S. dollars in this annual report is based on the official base exchange rate published by the People’s Bank of China. Monetary assets and liabilities denominated in Renminbi are translated into U.S. dollars at the respective official base exchange rate published by the PBOC as of the balance sheet date. Equity accounts denominated in Renminbi are translated into U.S. dollars at the applicable historical exchange rate. Revenues, expenses, gains and losses denominated in Renminbi are translated into U.S. dollars at the official annual average exchange rate for the applicable year as published by the PBOC., gains and losses are translated using the average rate for the year as published by the People’s Bank of China. Unless otherwise noted, all conversions from Renminbi to U.S. dollars in this annual report were made at RMB6.5342 to $1.00, which was the official base exchange rate published by PBOC on December 31, 2017. The prevailing rate on April 30, 2018 was RMB9.3393 to $1.00. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

The following table sets forth various information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you.

Period	Noon Buying Rate
	Period End	Average(1)	Low	High
	(RMB per U.S. Dollar)
2013	6.0969	6.1896	6.2898	6.0969
2014	6.1190	6.1428	6.1710	6.0930
2015	6.4936	6.2284	6.4936	6.1079
2016	6.9370	6.6529	6.4564	6.9508
2017	6.5342	6.6971	6.4997	6.9526
October	6.6397	6.6154	6.5808	6.6493
November	6.6034	6.6186	6.5810	6.6399
December	6.5342	6.5942	6.5342	6.6251
2018
January	6.3339	6.4364	6.3267	6.5207
February	6.3294	6.3162	6.2822	6.3530
March	6.2728	6.3220	6.2785	6.3451
April	6.3393	6.2975	6.2674	6.3393

(1)	Annual average for any given year is calculated by using the average of the exchange rates on the end of each month during such year. Monthly average for any given month is calculated by using the average of the daily rates during such month.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risks Relating to Our Business and Industry

If various measures to reduce operating expenses or generate additional cash flows are unsuccessful, we may continue to experience significant net losses and negative cash flows. Moreover, we believe we must achieve operating profitability in order to position the business for long term sustainable success.

We had a net loss of approximately $39.9 million, $44.3 million and $40.2 million in 2013, 2014 and 2015, respectively. While we had net income of approximately $3.4 million in 2016 and approximately $12.3 million in 2017, our operating loss from continuing operations was around $2.4 million in 2016 and $4.2 million in 2017 respectively, and we achieved profitability only due to other income of approximately $17.7 million in 2016 and $11.6 million in 2017 respectively, which primarily resulted from sales of approximately 8 million shares and 4.6 million shares of Shanghai Yimeng Software Technology Co., Ltd. (“Yimeng”) in 2016 and 2017 respectively. In our 2014 annual report filed with the United States Securities and Exchange Commission (“SEC”) in May 2015, we indicated that there was substantial doubt as to our ability to continue as a going concern. In response, we began implementing a series of initiatives, some of which are ongoing, designed to liquidate our non-core assets, stabilize our core businesses, reduce our expenses and losses, and generate additional cash flow. Our liquidity position improved in 2015, 2016 and 2017, in part due to these measures, allowing us to realize our assets and satisfy our liabilities in the normal course of business. Such measures include, among other related actions, the following, with a number of them continued during 2017:

•	in 2015 and 2016, we sold a number of non-core properties in Shanghai and Beijing for an aggregate consideration of approximately $14.5 million;

•	in 2014 we started reducing our TV advertising expenditures in response to increasing TV advertising pricing and increasingly restrictive applicable PRC regulations, and in the first quarter of 2015, we suspended our TV direct sales channel;

•	In 2015, we consolidated our four call centers into one call center in Wuxi, China with significant related headcount reductions;

•	in 2016 and 2017, we sold a total of approximately 12.6 million shares of Yimeng for an aggregate consideration of $28.2 million; in 2017, we received $2.7 million dividend with respect to our ownership of Yimeng shares.

•	In 2015, 2016 and 2017, we subleased spare warehouse space to third parties, resulting in a decrease in associated costs and an increase in other operating income; and

•	In 2017, our Company reached an agreement to sell a majority stake in its HJX Business to a third-party investor and operator, allowing Acorn to focus on its already profitable businesses and brands, as well as on achieving profitable growth of new businesses within our Group.

Our ability to achieve and maintain profitability and positive cash flow from operating activities depends on various factors, including our ability to grow revenue and control our costs and expenses, the effectiveness of our selling and marketing activities, consumer acceptance of our products and the growth and maintenance of our customer base. We may fail to achieve or sustain profitability or positive cash flow from operating activities. See Item 5. “Operating and Financial Review and Prospects—A. Operating Results—Overview” and “—B. Liquidity and Capital Resources”.

We do not believe our 2017 results of operations are comparable to our historical operating results or are necessarily a reliable indicator of our future operating results, making it difficult for you to evaluate our business or future prospects; our 2018 total net revenues may be lower than 2017 total net revenues.

Our 2017 operating results were affected by, among other factors, the sale of our Yimeng shares; the treatment of HJX Business as a discontinued operation; the utilization of our distribution network solely for Youngleda oxygen generating products; the continued suspension of our TV direct sales channel (except for the purchase of a small amount of TV advertising time for the purpose of testing whether we should re-initiate the TV direct sales channel. The aforesaid purchase of TV advertising time resulted in non-material sales and we subsequently decided to continue the suspension of the TV direct sale channel); our focus on direct sales through e-commerce platforms; a certain shareholders dispute; other efforts and measures to generate cash and cut cost; and the streamlining of our business model. Our 2018 results may be affected by these events and our ongoing efforts to evolve our business model in response to changing conditions.

Historically, a significant portion of our revenues were generated through TV direct sales and one of our largest expenses was our purchase of TV advertising time (90% of which was typically dedicated to TV infomercial time). Consistent with deemphasizing in 2014, and then discontinuing in the first quarter of 2015, our TV direct sales channel, TV direct sales revenues decreased from $5.7 million in 2014 to $0.3 million in 2015 and further to less than 0.1% in 2016 and 2017 (i.e. approximately 6.0%, 0.7% and 0% of our total gross revenues in those periods respectively). We believe that product sales through our distribution channel are also adversely affected by decreased advertising expenditures.

Our 2017 operating results include various charges and expenses in connection with our efforts to generate cash and cut costs, including severance fees paid in connection with our headcount reductions.

In addition, as a result of the shareholder dispute that is more specifically described in Item 8.A. “Financial Information—Consolidated financial statements and other financial information—Legal Proceedings,” we incurred substantial direct costs associated with the legal proceedings in the Cayman Islands prior to their settlement on July 28, 2017, including fees and expenses of various professionals (primarily legal advisors) to advise us on this matter, as well as substantial indirect costs to us resulting from the dispute, including without limitation, inappropriate severance payments, excess payment to third-party vendors and suppliers, distraction of management and staff from the core business to focus, and lost opportunities. We estimate that the total direct costs associated with the legal proceedings related to the shareholder dispute were approximately $0.4 million for 2015. Although the shareholder dispute was generally resolved in May 2015, on December 1, 2016, we filed a related action in the Grand Court of the Cayman Islands, or Cayman Islands Court, against Mr. Andrew Yan, Gordon Xiaogang Wang, and Jing Wang (the “Former Directors”) for damages resulting from breach of fiduciary duties and related misconduct and mismanagement, and incurred further expenses of approximately $333,365 in relation to this action prior to its settlement on July 28, 2017.

As more fully described below under “Historical and future disputes regarding control of our strategic direction and control of our board of directors could adversely impact our business, operating results and prospects,” Item 7. “Major Shareholders and Related Party Transactions—Related Party Transactions— Transitional Services and Separation Agreement,” and in Item 7. “Major Shareholders and Related Party Transactions—Related Party Transactions— Reimbursement to Mr. Robert W. Roche,” with respect to the action which started in mid-2014 and generally resolved in mid-2015, we entered into settlement arrangements with Mr. Yang and Mr. Roche and exchanged certain liability releases, including most recently in January, 2016.

As more fully described below under “Litigation against certain former directors for their misconducts during their service,” with respect to the action filed on December 1, 2016, we entered into a settlement agreement with Roche Enterprises Ltd. (“REL”), the Former Directors and SB Asia Investment Fund II L.P., an exempted limited partnership registered in the Cayman Islands (“SAIF”), pursuant to which, all parties would discontinue and/or withdraw all claims, counterclaims and taxation proceedings in the Cayman Islands Court. Agreement was also reached for the Company to repurchase all of the ordinary shares of the Company owned by SAIF, representing 27.7% of the total outstanding ordinary shares of the Company, for the purchase price of approximately $4.17 million, the equivalent of $4.05 per ADS.

Other than those arrangements, we have not entered into any agreements settling any claims or provided or received any releases from any of the directors or shareholders involved in the dispute with respect to the matters leading up to or resulting from the dispute. We may be subject to indemnification claims or legal proceedings with respect to these matters, and consequently incur fees and expenses (including attorney’s fees) which would negatively impact our future financial results.

The overall impact of these events on our future operating results depends on, among other things, our success in reshaping our business model, including incubation of new businesses, our ability to promote our products through our other existing platforms and distribution networks, and our ability to grow our e-commerce channel.

Our evolving business model and the evolution of China’s direct sales industry make it difficult to evaluate our business and future prospects.

Our business model has varied throughout our operating history in response to changes in the direct sales industry and the regulatory environment in China. In response to regulatory changes, our direct sales model now consists of primarily outbound marketing and Internet sales. Furthermore, as the direct sales industry has evolved, we have begun to focus on sourcing other branded products to complement our own proprietary-branded product lines (e.g. Youngleda oxygen generating products), for distribution through our direct sales channel and our distribution channel. More recently we have begun to incubate new businesses, which represents a more significant departure from our historical business model.

The evolution of our business model makes it difficult for you to evaluate our business and future prospects. Our longer term goal is to become a leading direct marketing and branding company in China that markets and distributes, particularly through our e-commerce channel, which we are continuing to develop, both our proprietary, self-owned brands and products and well-established or promising new third-party brands and products, as well as to incubate new businesses, within our Group. To achieve this goal, we need to continue to grow our business across platforms and product lines. Our ability to successfully implement our strategy is subject to various risks and uncertainties, including:

•	our relatively short history in the e-commerce business;

•	dramatic changes in success levels of our different brands from year to year;

•	our ability to maintain awareness of our brands, generate sales and develop customer loyalty through our direct sales platform, particularly our e-commerce channel;

•	our ability to continue to develop our e-commerce channel, including by adapting to the latest technological developments;

•	our ability to successfully incubate new businesses that are far removed from our historical core competencies;

•	changes in government regulations, industry consolidation and other significant competitive and market dynamics;

•	our ability to upgrade our technology or infrastructure to keep pace with our current and future direct sales platforms;

•	the potential need in the future for additional capital to finance our expansion of these business operations, which may not be available on reasonable terms or at all; and

•	the need to recruit additional skilled employees, including technicians and managers at different levels.

There can be no assurance that we will be able to effectively manage these risks or execute our business strategies, which could have a material adverse effect on our growth, results of operations and business prospects.

Our operating results fluctuate from period to period, making them difficult to predict.

Our operating results are highly dependent upon, and will fluctuate based on, the following product-related factors:

•	the mix of products selected by us for marketing through our direct sales platforms (including outbound marketing and e-commerce channels) and our distribution network, as well as their average selling prices;

•	the suspension of our TV direct sales and the declining impact of historical significant TV marketing spend on our primary products as time passes;

•	positive and negative publicity about our products and our Company generally;

•	new product introductions by us or our competitors and our ability to identify new products, as well as to incubate successfully new businesses;

•	the availability of competing products and possible reduction in the sale prices of our products over time in response to competitive offerings or in anticipation of our introduction of new or upgraded offerings;

•	seasonality with respect to certain of our products;

•	the market of certain featured products becoming saturated over time;

•	discounts offered to our distributors as part of incentive plans to stimulate sales;

•	the success of our distributors in promoting and selling our products locally;

•	the potential negative impact distributor sales may have on our own direct sales efforts; and

•	depletion of our pool of quality names or data for outbound marketing.

In addition, factors not directly relating to our products which could cause our operating results to fluctuate in a particular period or in comparison to a prior period include:

•	new laws, regulations or rules promulgated by the PRC government governing the consumer product marketing and branding industries;

•	natural disasters, such as the severe snow storms and earthquake experienced by China in 2008;

•	the amount of operating expenses incurred by us and timing of such incurrence, including our media procurement expenses, inventory-related losses, bad debt expense, product returns and options grants to our employees;

•	gains and losses related to our sale of non-core assets and our investments in marketable and other securities; and

•	the level of advertising and other promotional efforts by us and our competitors in a particular period.

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

Changes in the quoted prices for Yimeng on the China National Equities Exchange and Quotations (“NEEQ”) will cause the carrying value of our Yimeng shares to vary impacting our comprehensive net income; and our ability to sell our Yimeng shares at desired prices or in desired volumes will be impacted by related developments in the NEEQ market and the market for Yimeng shares.

In July 2015, Yimeng (NEEQ: 832950) began trading on the NEEQ and on December 31, 2016 our 8.5% ownership stake in Yimeng was valued at $74.7 million. During 2017, we continued to sell Yimeng shares on the NEEQ. Through April 25, 2018 we reduced our ownership stake in Yimeng to 7.4% and at such date our remaining ownership stake (consisting of approximately 32.7 million Yimeng shares) was valued at $44.4 million. Our management will consider additional sales of Yimeng shares as it deems appropriate.

The NEEQ is an over-the-counter (“OTC”) market in China listing companies not otherwise eligible for listing on China’s other markets including the Shanghai and Shenzhen Main Boards. Both the NEEQ and Yimeng’s shares on the NEEQ have experienced significant volatility and limited liquidity, as well as periods when trading halted. For example, on March 28, 2017, Yimeng announced that it was temporarily halting the trading of its stock on NEEQ in anticipation of a potential material event and did not resume trading until May 23, 2017. We may be unable to sell our Yimeng shares at prices equal to the then-quoted price and or in desired volumes. Sales of Yimeng shares by us or others could also impact the price of Yimeng shares due to the limited trading volume. Actions by Yimeng may also restrict our ability to sell Yimeng shares. For example, on November 2, 2015, Yimeng publicly announced that it has engaged in a counseling period for an initial public offering. On June 5, 2017, Yimeng’s board of directors passed resolutions on the proposal for Yimeng’s initial public offering. If Yimeng’s application for the initial public offering is accepted by China Securities Regulatory Commission, or the CSRC, it will apply to temporarily halt trading at NEEQ and if the application is approved, we will not be able to sell our Yimeng shares within one (1) or more years after the date of such initial public offering. There is also no assurance that Yimeng’s application for initial public offering will be accepted or approved or Yimeng will conduct an initial public offering at all.

If we are deemed an “investment company” under the U.S. Investment Company Act of 1940 (as amended, the “Investment Company Act”), it would adversely affect the price of our ADSs and ordinary shares and could have a material adverse effect on our business.

As of the date of this annual report, our assets include an approximately 7.4% interest in Yimeng. This may be deemed to be “investment securities” within the meaning of the Investment Company Act. Our investment in Yimeng and other factors may cause us to be deemed an “investment company” under the Investment Company Act. As a foreign private issuer, we would not be eligible to register under the Investment Company Act, so if we are deemed an investment company within the meaning of the Investment Company Act, we would either have to obtain exemptive relief from the SEC or dispose of investments in order to fall outside the definition of an investment company. Additionally, we may have to forego potential future acquisitions of interests in companies that may be deemed investment securities within the meaning of the Investment Company Act. Failure to avoid being deemed an investment company under the Investment Company Act coupled with our inability as a foreign private issuer to register under the Investment Company Act could make us unable to comply with our reporting obligations as a public company in the United States and lead to our being delisted from the NYSE, which would have a material adverse effect on the liquidity and value of our ADSs and ordinary shares.

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

Our five best-selling featured product lines accounted for 91.8%, 97.8% and 97.0% of our gross revenues in 2015, 2016 and 2017 respectively. Our featured products may fail to maintain or achieve sufficient consumer market popularity, and sales may decline due to, among other factors, the introduction of competing products, entry of new competitors, customer dissatisfaction with the value or quality offered by our products, negative publicity or market saturation. Consequently, our future sales success depends on our ability to successfully identify, develop, introduce and distribute in a timely and cost- effective manner new and upgraded products.

Our product sales for a given period will depend upon, among other things, a positive customer response to our direct sales efforts, including our e-commerce channel, as well as the efforts of our distributors, our effective management of product inventory, and the stage of our products’ lifecycles during the period. Positive customer responses depend on many factors, including the appeal of the products and services being marketed, the effectiveness of our direct sales platforms and the viability of competing products. Our new products may not receive market acceptance. In addition, from time to time, we experience delays in the supply of our products to customers due to production delays or shortages or inadequate inventory management, and we lose potential product sales as a result. Furthermore, during a product’s lifecycle, problems may arise regarding regulatory, intellectual property, product liability or other issues which may affect the continued viability of the product for sale.

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

If we cannot offer appealing products on our websites or through our other direct sales platforms or distributors, our customers may purchase fewer products from us or stop purchasing products from us altogether. Our reputation may also be negatively affected. If we do not anticipate, identify and respond effectively to consumer preferences or changes in consumer trends at an early stage, we may not be able to generate our desired level of sales. Failure to properly address these challenges may materially and adversely affect our business, financial condition and results of operations.

Our business depends significantly on the strength of our product brands and corporate reputation; our failure to develop, maintain and enhance our product brands and corporate reputation may materially and adversely affect the level of market recognition of, and trust in, our products.

In China’s fragmented, developing and increasingly competitive consumer market, product brands and corporate reputation have become critical to the success of our new products and the continued popularity of our existing products. Our brand promotion efforts, particularly our brand promotional activities, may be materially and adversely affected by our suspending purchases of TV airtime for TV direct sales programs, and our other promotional activities may prove to be expensive and may fail to either effectively promote our product brands or generate additional sales.

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

Furthermore, some of our customers reported that they have received phone calls from certain unidentified third parties impersonating our staff. These unidentified individuals called our customers to request that they modify their order because the ordered products were out of stock, or reject an ordered product upon delivery because it was damaged. In some cases, these unidentified individuals delivered counterfeit or inferior products to our customers. After our internal investigation and the investigation conducted by relevant PRC authorities, a group of impersonators was arrested by the police and was sentenced by the court in August 2011. Since 2011, we have identified other occurrences involving individuals impersonating our staff and calling our customers to achieve similar results, and in each case we identified such activities, have taken steps necessary to thwart and prosecute the impersonators. Although we continue to take steps reasonably aimed at preventing such events from recurring, including periodic internal investigations, there can be no assurance that we will be able to effectively prevent the recurrence of such events in the future, and in case such events recur in the future, it could materially adversely affect our reputation among our customers and potential customers and our result of operations.

We rely on our distribution network for a substantial portion of our revenues. Failure to maintain good distributor relations could materially disrupt our distribution business and harm our net revenues.

In 2015, 2016 and 2017, 21.6%, 18.9% and 6.6% respectively, of our net revenues were generated through our distributors across China. Our largest distributor accounted for approximately 2.2%, 4.4% and 2.9% of our gross revenues in 2015, 2016 and 2017, respectively. We primarily sell Youngleda oxygen generating products through our distribution network. We do not maintain long-term contracts with our distributors. Maintaining relationships with existing distributors and replacing any distributor may be difficult or time consuming. In addition, we are in the process of rationalizing and streamlining our distribution network to adapt to our evolving business model. If we cannot negotiate favorable terms regarding our distribution agreement with our existing distributors, they may discontinue their relationships with us and we may not be able to identity and attract new distributors or find suitable replacement of our existing distributors. Our failure to maintain good relationships with our distributors could materially disrupt our distribution business and harm our net revenues.

We may be unable to effectively manage our distribution network. Any failure by our distributors to operate in compliance with our distribution agreements and applicable law may result in liability to us, may interrupt the effective operation of our distribution network, may harm our brands and our corporate image and of which may result in decreased sales.

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

In particular, we have discovered that some of the retail outlets to which our distributors sell our products are selling imitation products that compete with our products. Although we continue to rigorously monitor this situation and require our distributors to abide by their contractual obligation to eliminate any such violation by the retail outlets, we may be unable to police or stop violations such as the selling of imitation products by retail outlets.

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

Our business could be disrupted and our business prospects could be adversely affected if we were to lose the services of our co-founder, Mr. Robert W. Roche.

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

 Our business is supported and enhanced by a team of highly skilled employees who are critical to maintaining the quality and consistency of our business and reputation. It is important for us to attract qualified employees, especially marketing personnel, supply chain managers, call center operators and employees with high levels of experience in e-commerce.

During 2016 and 2017, we have effected a substantial reduction in our work force across all functions of our operations and restructured our senior management, which reductions are primarily driven by cost control efforts as well as restructuring and streamlining our business structure and operation. In addition, through voluntary attrition, certain key personnel have recently left, and we have yet to recruit replacements. The reductions and adjustments in our workforce and the loss of such key personnel could seriously harm the morale of existing employees and our ability to attract prospective employees in key areas of need or retain current key personnel in critical areas of operations, which could disrupt our business and operations and negatively affect our financial performance.

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

We rely on EMS, the largest national express mail service operated by the China Post Office, and certain local delivery companies such as Yuantong and Zhai-ji-song to deliver products sold through our direct sales platforms, including our e-commerce channel. EMS and local delivery companies made deliveries of products representing 16.4% and 24.4% of our sales in 2015 respectively, 16.3% and 40.1% of our sales in 2016 respectively, and 8.9% and 6.1% in 2017 respectively. Although we offer credit/debit card and other payment options for our customers, substantially all of the products that we sell through our direct sales platforms are delivered and paid for by customers on a cash-on-delivery, or COD, basis. We rely on EMS and local delivery companies to remit customer payment collections to us for products delivered on COD basis. Of the total attempted product deliveries by EMS and local delivery companies on a COD basis, approximately 54%, 45%, and 53% were successful in 2015, 2016 and 2017 respectively. Reasons for delivery failure primarily include customer refusal to accept a product upon delivery or failure to successfully locate the delivery address. Although we continue to explore alternative payment methods and expand our credit card payment options, we expect to continue to be dependent on COD customer payments for the foreseeable future.

EMS typically requires two to three weeks to remit to us the COD payments received from our customers. Of our total accounts receivable balance as of December 31, 2015, 2016 and 2017, no single delivery company accounted for more than 10% of our total accounts receivable. In addition, from time to time, we have been required to write off certain EMS accounts receivable due to a difference between EMS’s collections according to our records and cash amounts actually received by EMS according to their records. While we did not record any write-off in connection with EMS-related accounts receivable in 2015, 2016 or 2017, we may be required to make such write-off in the future. We do not maintain a long-term contract with EMS or local delivery companies. Failure or inability to renew our contract with EMS or local delivery companies could disrupt our business and operations and negatively affect our financial performance.

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

Competition from current or future competitors could cause our products to lose market acceptance or require us to significantly reduce our prices or increase our promotional activities to maintain and attract customers. Many of our current or future competitors may have longer operating histories, better brand recognition and consumer trust, strong media management capabilities, better media and supplier relationships, a larger technical staff and sales force and/or greater financial, technical or marketing resources than we do. We face competition from the following companies operating in our value chain:

•	numerous domestic and international sellers of consumer branded products that sell in China such products that compete with our products, for example, Oxygen-generating products from Yuwell and other brands compete with our Youngleda oxygen generating products, and mobile phones sold by local and international mobile phone manufacturers compete with our mobile phone products; and

•	other Internet and e-commerce companies in China that offer consumer products online via an Internet platform, such as Tmall, JD.COM, Dang Dang Wang and Yihaodian.

Interruption or failure of our telephone system and management information systems could impair our ability to effectively sell and deliver our products, collect payments on product sales, or result in a loss or corruption of data, which could damage our reputation and negatively impact our results of operations.

In 2015, we consolidated our four call centers into one call center located in Wuxi, China. In 2015, 2016 and 2017, approximately 29.7%, 14.5% and 15.9% of our total net revenues, respectively, were generated through our direct sales platforms with orders processed by our call center. Our call center relies heavily on our telephone and management information systems, or MIS, to receive customer calls at our call center, process customer orders, arrange product delivery and assess the effectiveness of advertising placements and consumer acceptance of our products, among other things. In addition to our call center, our e-commerce business also relies heavily on MIS to process customer orders, arrange product delivery and collect sales-related data. Our telephone system and MIS are each primarily provided and maintained by a third party vendor and we have limited in house capacity to address any interruptions or failure of the telephone system or MIS. Interruptions to or failures in our telephone system or MIS could prevent the timely or proper delivery of products to consumers, or payment to the delivery companies, which would harm our reputation and cause the loss of our customers. Interruptions to or failures in our MIS could also lead to loss or inaccuracy of data stored in the MIS, causing inaccuracies in our payment processing (e.g. our failure to collect payment on orders) or analysis of the data. These interruptions or failures may be due to events that are beyond our control, such as inclement weather, natural disasters, transportation disruptions or labor. As our business evolves and our MIS requirements change, we may need to modify, upgrade and replace our systems. We work closely with third-party vendors and our related party vendors to provide service tailored to our specific needs. We are and will continue to be substantially reliant on these third-party vendors for the provision of maintenance, modifications, upgrades and replacements to our systems. Any such modification, upgrading or replacement of our systems may be costly and could create disturbances or interruptions to our operations. If these third-party vendors can no longer provide these services, it may be difficult, time consuming and costly to replace them. Similarly, errors or inadequacies in our MIS may be difficult or expensive to timely correct and could result in substantial service interruptions.

From time to time, our computer systems may experience short periods of power outage resulted from unexpected damage of the facilities where our computers system is located, natural disasters or other reasons. Any telephone or MIS failure (including as a result of natural disaster or power outage), particularly during peak or critical periods, could inhibit our ability to receive calls and complete orders or evaluate the effectiveness of our promotions or consumer acceptance of our products or otherwise operate our business. These events could, in turn, impair our ability to effectively sell and deliver our products or result in the loss or corruption of customer, supplier and distributor data, which could damage our reputation and negatively impact our results of operations.

Failure to protect personal and confidential information of our customers could damage our reputation and substantially harm our business, financial condition and results of operations and expose us to liability.

We collect and store personally identifiable information of our customers in our database through which we sell and market our products. We may not be able to prevent our employees or other third parties, such as hackers, criminal organizations, our external service providers and business partners, from stealing or leaking information provided by our customers to us. In addition, significant capital and other resources may be required to protect against security breaches or to alleviate problems caused by such breaches. The methods used by hackers and others engaged in online criminal activities are increasingly sophisticated and constantly evolving. Even if we are successful in adapting to and preventing new security breaches, any perception by the public that the privacy of customer information is becoming increasingly unsafe or vulnerable to attack could inhibit the growth of online business generally, which in turn may reduce our customers’ confidence and materially and adversely affect our business and prospects. Moreover, we are required to comply with laws and regulations in connection with protection of electronic personal information of our customers in China and we may be obligated to comply with the privacy and data security laws of foreign countries where our customers reside. With the promulgation of the PRC Cyber Security Law on November 7, 2016 and effective from June 1, 2017 and the subsequent promulgation of related measures or regulations, we face more stringent requirements to protect the personal information we collect from being divulged or tampered with. Failure to comply with such requirements will result in more severe administrative penalties. Our exposure to the PRC and foreign countries’ privacy and data security laws impacts our ability to collect and use personal data, increases our legal compliance costs and may expose us to liability. As such laws proliferate, there may be uncertainty regarding their application or interpretation, which consequently increases our exposure to potential compliance costs and liability. Even if a claim of noncompliance against us does not ultimately result in liability, investigating or responding to a claim may present significant costs and demands on our management.

We could be liable for security breaches of our service and third-party payment systems, which may have a material and adverse effect on our reputation and business.

In recent years, we have generated an increasingly significant proportion of our net revenues from payments collected through third-party online payment systems, which are primarily generated from our Internet sales. In such transactions, confidential information, such as customers’ debit and credit card numbers and expiration dates, personal information and billing addresses, is transmitted over public networks and security of such information is essential for maintaining customer confidence. While we have not experienced any security breaches to date, current security measures may prove to be inadequate. In addition, we expect that an increasing number of our sales will be conducted over the Internet as a result of our expanding customer base and the growing use of online payment systems. We also expect that associated online criminal activities will likely increase accordingly. We strive to be prepared to increase our security measures and efforts in order to maintain customer confidence in the reliability of our online payment systems. However, we may not be able to prevent future breaches of our security, which may have a material and adverse effect on our reputation and business.

We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our product brand, reputation and competitive position. In addition, we may have to enforce our intellectual property rights through litigation. Such litigation may result in substantial costs and diversion of resources and management attention.

We rely on a combination of patent, copyright, trademark and unfair competition laws, nondisclosure agreements and other methods to protect our intellectual property rights. In particular, we rely on the trademark law in China to protect our product brands. We currently maintain 647 trademark registrations in China which will expire between 2018 and 2025. We are in the process of extending the trademarks which are expected to expire in the near future. Separately, we are in the process of applying for registration or transfer of approximately 117 trademarks among our group companies in China. The legal regime in China for the protection of intellectual property rights is still at a relatively early stage of development. Despite many laws and regulations promulgated and other efforts made by China over the years to enhance its regulation and protection of intellectual property rights, private parties may not enjoy intellectual property rights in China to the same extent as they would in many western countries, including the United States, and enforcement of such laws and regulations in China has not achieved the levels reached in those countries. Although the PRC State Council approved the State Outlines on the Protection of Intellectual Property on April 9, 2008 in an effort to protect intellectual property, we shall keep on making endeavors to prevent the misappropriation of our intellectual property.

We may be unable to enforce our proprietary rights in connection with these trademarks before such registrations or transfers are approved by the relevant authorities and it is possible that such registrations or transfers may not be approved at all. Currently we are seeking to register a trademark containing the Chinese name of the Babaka posture correction products in China, but are being challenged by certain of our competitors who claim that the mark “Beibeijia in Chinese characters” has become a generic term for orthopedic belt products. If we are not able to defend our position and obtain the trademark, there would likely be negative impact on our sale of Babaka posture correction products . In addition, manufacturers or suppliers in China may imitate our products, copy our various brands and infringe our intellectual property rights. We have discovered unauthorized products on e-commerce platforms and in the marketplace that are counterfeit reproductions of our products sold by the retailers within our distribution network and by third parties in retail stores and on websites. The most common counterfeit products that we found are counterfeits of our Babaka posture correction products.

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

We may from time to time be involved in disputes with various parties we encounter in our daily operations, including but not limited to our suppliers, customers and distributors. These disputes may lead to legal, administrative or other proceedings to which we are a party, and defense of which may increase our expenses and divert management attention and resources. For example, in September 2015, Beijing Mai-La-Ke Technology Center, or the Mai-La-Ke, the previous holder of the trademark of our Youngleda oxygen generating products, filed a suit in the Haidian People’s Court in Beijing against Beijing Acorn and Beijing Acorn Younglide Science and Technology Co., Ltd., alleging that the two defendants should provide relevant sales data of our Youngleda products from November 2000 to November 2005 in order for them to claim for 50% of the net profit we obtained from such sales during such period pursuant to a prior agreement with the two defendants. On July 25, 2016, the Haidian People’s Court in Beijing issued the first-instance judgment in which all claims raised by Mai-La-Ke were rejected. Mai-La-Ke did not appeal and this judgment is final.

We were also the subject of the legal dispute between our shareholders as described immediately below.

Any adverse outcome in any legal, administrative or other similar proceedings that we are a party could lead to significant liabilities and could have a material adverse effect on our business, results of operations and financial condition.

Historical and future disputes regarding control of our strategic direction and control of our board of directors could adversely impact our business, operating results and prospects.

From mid-2014 through mid-2015, we and our board of directors were involved in a protracted dispute between various shareholders for the control of our strategic direction and our board of directors. The alignment of the various parties to this dispute generally fell across two lines, with Mr. Robert W. Roche, our co-founder and executive chairman, and the shareholders that are allied with him, in one camp, and the other camp comprised of our other largest shareholders, Mr. Don Dongjie Yang, our other co-founder and our former executive chairman and chief executive officer, and SAIF, an exempted limited partnership registered in the Cayman Islands.

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

In March 2015, the Cayman Islands Court, found in Mr. Roche’s favor and made an order dismissing the cross-petition and, in lieu of making a winding-up order, granting Mr. Roche certain of the alternative remedies he (through REL, then known as Acorn Composite Corporation) sought by directing that we call an EGM on May 4, 2015 for the purpose of considering resolutions: (i) to remove four then current directors from our board of directors; (ii) to elect to our board of directors three new individuals nominated by Mr. Roche; and (iii) to amend our articles of association to allow shareholders who, together hold not less than 30% of our issued shares, to convene an EGM unilaterally. The EGM was held on May 4, 2015 with each of the resolutions passed. Following the EGM, our board of directors elected Mr. Roche as our executive chairman and chief executive officer.

In addition, the Cayman Islands Court found that certain of these directors “acted in bad faith and exercised their powers, both in connection with Mr. Roche’s removal from office and in connection with the AGM and the related refusal to convene an EGM, for an improper purpose”.

On May 27, 2015, we entered into the Transitional Services and Separation Agreement (the “TSSA”) with Mr. Yang in connection with his resignation as a director and officer of the Company (as described in greater detail in “Item 7 Major Shareholders and Related Party Transactions—Related Party Transactions— Transitional Services and Separation Agreement”). Among other things, pursuant to the terms of the TSSA:

☐	we acquired all the ordinary shares of our Company held by Mr. Yang (i.e. 6,518,656 ordinary shares) through his wholly-owned company, D.Y. Capital, Inc., for nominal aggregate consideration of $1.00. At the time, these shares represented approximately 7.3% of our total outstanding ordinary shares, and were equivalent to 325,933 ADSs (with one ADS equivalent to twenty ordinary shares). Based on the closing price for our ADSs on the NYSE on May 27, 2015 (the last trading day before our announcement of the TSSA), the acquired shares had a value of approximately $3.3 million. Promptly following acquisition, we cancelled the shares reducing our outstanding ordinary shares; and

☐	each of our Company, Mr. Yang and our and his respective associated entities and persons gave a mutual waiver and release of all claims that may have against one another for any matters arising or occurring prior to May 27, 2015 (the date of the TSSA).

In 2015, our board of directors approved the settlement with Mr. Roche and in January 2016, we entered into a settlement agreement with Mr. Roche and REL, a company wholly owned by Mr. Roche, for the purpose of settling (i) various amounts incurred by REL and/or its associated companies on behalf of and for the benefit of securing the commercial and business interests of our Company prior to his 2014 removal from the office; and (ii) damages and legal fees incurred by Mr. Roche arising from that removal. Pursuant to the settlement agreement, we reimbursed Mr. Roche approximately $0.9 million for various costs incurred by him and REL in connection with securing certain business contracts for our Company and for the employment-related damages and legal fees incurred by Mr. Roche from August 2014 to April 2015.

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

On December 1, 2016, we filed a related action in the Cayman Islands Court against Mr. Andrew Yan, Gordon Xiaogang Wang, and Jing Wang (the “Defendants”) for damages resulting from breach of fiduciary duties and related misconduct and mismanagement. More specifically, the complaint alleges that that the Defendants breached their fiduciary duties and are responsible for alleged misconduct in and/or mismanagement of our business resulting from, in addition to other actions outlined in the complaint, the wrongful removal of Mr. Roche as our then chief executive officer, exposing us to contractual breach of contract claims, refusing to pursue valuable business opportunities and wrongful termination of certain employees resulting in unnecessary severance costs. Relief sought in connection with the alleged breach of fiduciary duties and misconduct and/or mismanagement consists of (i) initial monetary damage claims comprised of (x) US dollar denominated damages of approximately US$26,326,389.76, and (y) Renminbi denominated damages of approximately RMB 120,045,222 (equivalent to US$17,433,989.57 utilizing a conversion rate of 0.1452 as of November 30, 2016), (ii) costs and (iii) such further or other relief as the Cayman Islands Court considers just.

On July 28, 2017, we have entered into a settlement agreement with REL, the Former Directors and SAIF. Pursuant to the settlement, all parties would, among other things, discontinue and/or withdraw all claims, counterclaims and taxation proceedings in the Cayman Islands Court related to the above mentioned matters. An agreement was also reached for the Company would repurchase all of the ordinary shares of the Company owned by SAIF, representing 27.7% of the total outstanding ordinary shares of the Company, for the purchase price of approximately $4.17 million, the equivalent of $4.05 per ADS. The purchase price represents an approximately 60.5%, 64.8% and 62.8% discount to the closing price of the Company’s ADSs based on the 30-day, 60-day and 90-day moving average, respectively. The repurchased shares have already been cancelled.

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

Mr. Robert W. Roche, our executive chairman, is a significant beneficial shareholder, which makes it possible for him to have significant influence over the outcome of all matters submitted to our shareholders for approval and which influence may be alleged to conflict with our interests and the interests of our other shareholders.

As of April 30, 2018, Mr. Roche beneficially owned approximately 76.20% of our outstanding ordinary shares, including the approximately 32.60% of our outstanding ordinary shares for which Ms. Ritsuko Hattori-Roche, the wife of Mr. Roche, is the record owner, giving him substantial influence over the outcome of all matters submitted to our shareholders for approval, although Mr. Roche disclaims beneficial ownership of such shares. Our current memorandum and articles of association provide that the chairman of our board of directors or any one or more shareholders who collectively own at least 30% of our outstanding ordinary shares may convene an EGM, or an extraordinary meeting of our shareholders, to vote on matters proposed for consideration at such EGM. As a 30.0% plus shareholder and chairman of our board of directors, Mr. Roche has the ability to unilaterally convene an EGM. This influence may conflict with the interests of our other shareholders. In addition, such concentration of ownership and influence by Mr. Roche may discourage, delay or prevent a change in control of our Company, which could deprive our shareholders of an opportunity to receive a premium for their ADSs as part of any contemplated sale of our Company and may reduce the price of our ADSs or could create actual or perceived governance instabilities that could adversely affect the price of our ADSs.

We have limited general business insurance coverage and we may be subject to losses that might not be covered by our existing insurance policies, which may result in our incurring substantial costs and the diversion of resources.

Except the insurance for certain of our inventory at the Zhai-ji-song warehouse, we currently do not have any business liability, disruption or litigation insurance coverage for our operations in China. Any business disruption or litigation may result in our incurring substantial costs and the diversion of resources.

Our sale of our and other parties’ products could subject us to product liability claims, potential safety-related regulatory actions or product recalls. These events could damage our brand and reputation and the marketability of the products that we sell, divert our management’s attention and result in lower net revenues and increased costs.

The manufacture and sale of our products, in particular, our Youngleda oxygen generating products in our health product category, and our sale of other parties’ products could each expose us to product liability claims for personal injuries. Also, if our products are deemed by the PRC authorities to fail to conform to product quality and personal safety requirements in China, we could be subject to PRC regulatory action. Violation of PRC product quality and safety requirements by our or others’ products sold by us may subject us to confiscation of the products, imposition of penalties or an order to cease sales of the violating products or to cease operations pending rectification. If the offense is determined to be serious, our business license could be suspended and subject to criminal liabilities. Any product liability claim or governmental regulatory action could be costly and time-consuming to defend. If successful, product liability claims may require us to pay substantial damages. Also, a material design, manufacturing or quality failure in our and other parties’ products sold by us, other safety issues or heightened regulatory scrutiny could each warrant a product recall by us and result in increased product liability claims. Furthermore, customers may not use the products sold by us in accordance with our product usage instructions, possibly resulting in customer injury. All of these events could materially harm our brand and reputation and marketability of our products, divert our management’s attention and result in lower net revenues and increased costs.

Any disruption of our or our manufacturing service providers’ manufacturing operations could negatively affect the availability of our products and our net revenues derived therefrom.

We manufactured approximately 6.1% of the products we sell in terms of revenues in 2017, with the balance provided by third-party suppliers and manufacturers in China. We purchase the materials we need to manufacture our Youngleda oxygen generating products from outside suppliers in China. We typically purchase all production materials, including critical components, on a purchase order basis and do not have long-term contracts with our suppliers.

We rely on the manufacturing services of third party suppliers to produce the substantial majority of our products. If we fail to develop or maintain our relationships with our suppliers, we may be unable to obtain our products, and we could be prevented from supplying our products to our customers in the required quantities. Problems of this kind could cause us to experience loss of market share and result in decreased net revenues. In addition, the failure of a supplier to supply materials and components that meet our quality, quantity and cost requirements in a timely manner could impair our ability to manufacture our products or increase our costs, particularly if we are unable to obtain these materials and components from alternative sources on a timely basis or on commercially reasonable terms.

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

We have made non-controlling investments in the equity securities of a number of companies. Under U.S. GAAP that we are subject to, if there is a decline in the fair value of the shares we hold in these companies, or any other company we invest in, over a period of time, and we determine that the decline is other-than-temporary, we will need to record an impairment loss for the applicable fiscal period. We may incur expenses related to the impairment of existing or future equity investments. Any such impairment charge could have a material adverse effect on our business, financial condition, results of operations and prospects.

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

As a public company with shares listed in the United States, we are subject to provisions of the Sarbanes-Oxley Act of 2002. Section 404(a) of the Sarbanes-Oxley Act requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual reports on Form 20-F. In 2014, our management identified several material weaknesses in our internal controls over financial reporting. While our management concluded that these material weaknesses were remediated in 2015, and that our internal control over financial reporting was effective as of December 31, 2015, December 31, 2016 and December 31, 2017, there is no assurance that our management will conclude that our internal controls are effective in future periods. If we are unable to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud, which could result in a loss of investor confidence in the reliability of our reporting processes and could materially and adversely affect the trading price of our ADSs.

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

Risks Relating to the Regulation of Our Business and Industry

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

For advertising related to certain types of our products, such as those products constituting medical devices and health related products, we and our distributors must also file the advertising content with the provincial counterpart of the China’s State Administration for Food and Drug, or SAFD, or other competent authorities, and obtain required permits and approvals for the advertising content from the SAFD or other competent authorities, in each case, before publication or broadcasting of the advertising. In addition, pursuant to the Food Safety Law of the PRC effective from October 1, 2015, the contents of food advertisements should be true and no disease-prevention or remedial function should be mentioned. We endeavor to comply, and encourage our distributors to comply, with such requirements. However, we and our distributors may fail to comply with these and other laws. Commencing on January 1, 2008, advertisements related to medical devices and health related foods are subject to the credit rating administration. The provincial counterpart of SAFD is responsible for collecting, recording, identifying and publishing the credit rating information of the advertiser. The credit rating of every advertiser will be categorized as one of good credit, dishonor credit or material dishonor credit and this rating is reviewed each year. An advertiser who receives a rating of dishonor credit or material dishonor credit may be ordered to improve its rating within a specified time limit and its business activities may be subject to special scrutiny if necessary. Therefore, any violations by us or our distributors relating to our Youngleda oxygen generating devices may result in SAFD imposing on us or our distributors a dishonor credit or material dishonor credit rating. Our and our distributors’ past and any future violations and a dishonor credit or material dishonor credit rating imposed upon us, if any, could seriously harm our corporate image, product brands and operating results.

In addition, the PRC Advertising Law, promulgated in April 24, 2015 and effective from September 1, 2015, outlines the regulatory framework for the advertising industry and requires advertisers, advertising operators and advertising distributors to ensure that the contents of the advertisements they prepare or distribute are true and in full compliance with applicable laws and regulations. Pursuant to PRC Advertising Law, advertisements must not contain, among other prohibited contents, terms such as “the state-level,” “the highest grade,” “the best” or other similar words. In addition, where a special government review is required for certain categories of advertisements before publishing, the advertisers, advertising operators and advertising distributors are obligated to confirm that such review has been performed and the relevant approval has been obtained. Pursuant to the PRC Advertising Law, the use of internet to distribute advertisements shall not affect the normal use of the internet by users. Particularly, advertisements distributed on internet pages such as pop-up advertisements shall be indicated with conspicuous mark for “close” to ensure the close of such advertisements is possible by one click. Where internet information service providers know or should know that illegal advertisements are distributed using their services, they shall prevent such advertisements from being distributed. Violation of these regulations may result in penalties, including fines, confiscation of advertising income, orders to cease dissemination of the advertisements and orders to publish an advertisement correcting the misleading information. In the case of serious violations, the State Administration for Industry and Commerce, or SAIC, or its local branches may force the violator to terminate its advertising operation or even revoke its business license. Furthermore, advertisers, advertising operators or advertising distributors may be subject to civil liability if they infringe on the legal rights and interests of third parties.

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

Interim Measures for the Administration of Internet Advertisements was promulgated on July 4, 2016 and became effective on September 1, 2016. The Interim Measures and the Advertising Law govern advertising activities through Internet. Among other things, the Interim Measures provides that for the advertising of special goods or services, such as medical treatment, drugs, formula food for special medical purposes, medical equipment, pesticides, veterinary drugs and health food, etc. which shall be subject to examination by the advertisement examination authority in accordance with relevant laws and regulations, such advertisements shall not be published without examination.

If the PRC government takes the view that we did not obtain the necessary approval for our acquisition of Shanghai Advertising under Guideline Catalog of Foreign Investment Industries (2004 Revision), we could be subject to penalties.

On September 24, 2007, we acquired 100% of the legal ownership of Shanghai Advertising, which had been one of our affiliated entities, through Shanghai Acorn Enterprise Management Consulting Co., Ltd., or Acorn Consulting. At the time of our acquisition, the advertising industry was a restricted industry for foreign investment under the Guideline Catalog of Foreign Investment Industries (2004 Revision). Acorn Consulting, as a domestic subsidiary of foreign invested enterprises, might have been required under PRC law to obtain the approval of the Ministry of Commerce, or MOFCOM, or its local counterpart to invest in restricted industries, such as the advertising industry. However, on October 31, 2007, the National Development and Reform Commission, or NDRC, and MOFCOM jointly issued the Guideline Catalog of Foreign Investment Industries (2007 Revision) which identified the advertising industry as permitted industry for foreign investment. On December 24, 2011 the NDRC and MOFCOM jointly issued the Guideline Catalog of Foreign Investment Industries (2011 Revision) as amended on March 10, 2015 (2015 Revision), and further amended on July 28, 2017 (2017 Revision), under which the advertising industry continues to remain as permitted industry. As a permitted industry, approval of MOFCOM or its local counterpart is no longer required for a foreign invested enterprise or its domestic subsidiary to invest in advertising unless required by other specific PRC laws and regulations. Based upon the published interpretation on the website of Shanghai Foreign Investment Commission, or SFIC, MOFCOM’s local counterpart in Shanghai, and oral advice we received from SFIC prior to the acquisition, we believe that it was not necessary for us to seek such approval at the time when we made the acquisition. However, because our acquisition occurred prior to, yet approaching, the removal of the advertising industry from the restricted list for foreign investment, and we did not receive the approval of SFIC, we may be deemed not in strict compliance with the then effective rules and could be subject to penalties. We were advised by SFIC in an anonymous consultation prior to the acquisition that this acquisition was a purely domestic acquisition without any foreign-related issues. Based on the advice of SFIC, Pudong Administration of Industry and Commerce in Shanghai accepted the registration of such acquisition and issued a new business license to Shanghai Advertising on September 24, 2007. We understand that it is unlikely that we would be required by the PRC regulatory authorities, in particular SAIC and MOFCOM or their local counterparts, to seek such approval to make up for our deficiency, or that any penalties would be imposed upon us for failure to obtain such approval.

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

During our business activities we have collected a large amount of our customers’ information, such as names, addresses and phone numbers and from time to time send to our customers’ promotion messages and mail in connection with our products through the contact information we have collected. After effectiveness of Internet Information Protection Rules, we have taken certain actions to comply with the requirements. However, given the limited interpretation on the rules, we cannot assure you that our business practices and the additional steps we take in response to the rules will be sufficient to fully comply with the Internet Information Protection Rules and the PRC Cyber Security Law, and that all of our customers’ personal information are legally collected and used and fully protected in all respects. If relevant competent governmental authority holds that our business activities have violated Internet Information Protection Rules, we may be subject to certain administrative penalties, such as fines, and confiscating illegal gains.

If we are deemed to have failed to obtain permits or approvals applicable to our past release, broadcasting and transmission of e-books and video and audio programs and internet information service, we may be subject to financial penalties and other government sanctions.

Prior to June, 2017, during operation of our business, we have posted information, including e-books and video and audio programs on our website (www.hjx.com) for customers to download. We have ceased posting such information on that website since June 2017. Under applicable PRC laws, rules and regulations, the release, broadcasting and transmission of e-books and video and audio programs may be deemed as providing internet publication services as well as transmission of video and audio programs on the internet, which could require internet publication licenses and licenses for online transmission of audio-visual programs. We applied for the internet publication licenses but have not yet successfully obtained such licenses. In addition, our relevant operating entity is not qualified to obtain the licenses for online transmission of audio-visual programs under the current legal regime as it is not a wholly state-owned or state-controlled company. Therefore if our past conduct is deemed a violation of the applicable laws and regulations, we may be subject to financial penalties and other government sanctions. Furthermore, according to relevant laws and regulations, the internet information service provided through our website in the past might be deemed an operating business, which would require us to obtain an ICP License from the relevant information industry authorities. Accordingly, on January 17, 2014, Beijing HJX Technology, one of our affiliated entities, obtained an ICP License with a validity period of five years subject to annual inspection. On October 26, 2017, Beijing HJX Technology successfully renewed the ICP License, though we no longer post the aforesaid information on our website and our business now no longer requires much utilization of such license. We have in the past, due to management turnover and improper management of the ICP License, had failed to renew the ICP License, which, if deemed to be a violation of the applicable laws and regulations, we may be subject to financial penalties and other government sanctions.

Risks Relating to Our Corporate Structure

If the PRC government takes the view that the agreements that establish the structure for operating our direct sales business in China do not comply with PRC governmental restrictions on foreign investment in these areas, we could be subject to severe penalties.

Our direct sales business is regulated by MOFCOM and SAIC. Historically, foreign investment in the direct sales business was highly restricted and had to be approved by MOFCOM. To address these past restrictions, two affiliated domestic entities of our Company, Shanghai Network, and Beijing Acorn, were structured to operate our direct sales business. Furthermore, due to these restrictions on the direct sales business as well as certain restrictions or prohibitions on foreign ownership of companies that engage in internet and other related businesses imposed by current PRC laws and regulations, including the provision of internet content that were in place then, we have set up another consolidated affiliated entity, Beijing HJX Technology, to conduct internet interactive services through Beijing HJX Technology (which holds an ICP License). Our three affiliated domestic entities are currently owned by two PRC citizens, Mr. Kuan Song and Ms. Pan Zong, who are nominee shareholders engaged by us to hold the equity interests in our three affiliated domestic entities on our behalf. We have entered into contractual arrangements with these affiliated entities pursuant to which our wholly owned subsidiaries, Acorn Information Technology (Shanghai) Co., Ltd., or Acorn Information, and Acorn Trade (Shanghai) Co. Ltd., or Acorn Trade (Shanghai), provide technical support and operation and management services to these affiliated entities. In addition, we have entered into agreements with these affiliated entities and Mr. Song and Ms. Zong as their shareholders, providing us substantial ability to control each of these affiliated entities. For detailed descriptions of these contractual arrangements, see Item 4.C, “Information on the Company—Organizational Structure”.

On March 10, 2015, the NDRC and MOFCOM jointly issued the Guideline Catalog of Foreign Investment Industries (2015 Revision) as amended on July 28, 2017 (2017 Revision) which has removed the direct sales and internet sales from the restricted industries category. However, under the Regulations on Administration of Direct Sales, effective as of August 23, 2005 and amended on March 1, 2017, the entities engaged in direct sales are still required to be approved by MOFCOM, and if foreign investment in such entities, such foreign investor shall have more than three years’ experience of engaging in direct sales activities outside the territory of China.

We understand that the ownership structures of (i) Acorn Information, Shanghai Network and Beijing Acorn; and (ii) Acorn Trade (Shanghai) and Beijing HJX Technology, are in compliance with existing PRC laws and regulations and our contractual arrangements among (i) Acorn Information, Shanghai Network and Beijing Acorn and their shareholders; and (ii) Acorn Trade (Shanghai) and Beijing HJX Technology and their shareholders are valid, binding and enforceable. However, there are uncertainties regarding the interpretation and application of current and future PRC laws and regulations. If we, Acorn Information, Acorn Trade (Shanghai) or any of our affiliated entities are found to be in violation of any existing or future PRC laws or regulations or fail to obtain or maintain any of the required licenses, permits or approvals, the relevant PRC regulatory authorities would have broad discretion in dealing with these violations, including, among others:

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

The contractual arrangements with our affiliated Chinese entities and their shareholders relate to critical aspects of our operations, but may not be as effective in providing operational control as direct ownership and may be difficult and costly to enforce under PRC law.

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

Shanghai Network, Beijing Acorn, and Beijing HJX are our variable interest entities. Mr. Kuan Song and Ms. Pan Zong collectively hold 100% of the equity interest in Shanghai Network, Beijing Acorn and Beijing HJX Technology.

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

Pursuant to the equity interest pledge agreements between our wholly owned subsidiaries in China and the shareholders of our variable interest entities, each shareholder of each variable interest entities agrees to pledge its equity interests in the variable interest entity to one of our subsidiaries to secure performance by the relevant variable interest entity, as well as by the shareholders of such variable interest entity, of its, his or her obligations under the relevant contractual arrangements. The equity interest pledges of shareholders of variable interest entities under these equity pledge agreements have been registered with the relevant local branch of the SAIC. We may change our variable interest entities structure in the future. In addition, in the registration forms of the local branch of SAIC for the pledges over the equity interests under the equity interest pledge agreements, the aggregate amount of registered equity interests pledged to our wholly owned subsidiaries in China represents 100% of the registered capital of our variable interest entities. The equity interest pledge agreements with each of the variable interest entities’ shareholders provide that the pledged equity interest shall constitute continuing security for any and all of the indebtedness, obligations and liabilities under all of the principal service agreements and the scope of pledge shall not be limited by the amount of the registered capital of that variable interest entity. However, it is possible that a PRC court may take the position that the amount listed on the equity pledge registration forms represents the full amount of the collateral that has been registered and perfected. If this is the case, the obligations that are supposed to be secured in the equity interest pledge agreements in excess of the amount listed on the equity pledge registration forms could be determined by the PRC court as unsecured debt, which takes last priority among creditors.

Our corporate structure may limit our ability to receive dividends from, and transfer funds to, our PRC subsidiaries, which could restrict our ability to act in response to changing market conditions and reallocate funds from one affiliated PRC entity to another in a timely manner.

We are a Cayman Islands holding company and substantially all of our operations are conducted through our 12 PRC subsidiaries and three variable interest entities. We may rely on dividends and other distributions from our PRC subsidiaries to provide us with our cash flow and allow us to pay dividends on the shares underlying our ADSs and meet our other obligations. Current regulations in China permit our PRC subsidiaries to pay dividends to us only out of their accumulated distributable profits, if any, determined in accordance with their articles of association and PRC accounting standards and regulations. The ability of these subsidiaries to make dividends and other payments to us may be restricted by factors that include changes in applicable foreign exchange and other laws and regulations. In particular, under PRC law, these operating subsidiaries may only pay dividends after 10% of their net profit has been set aside as reserve funds, unless such reserves have reached at least 50% of their respective registered capital. Such reserve may not be distributed as cash dividends. In addition, if any of our 12 PRC operating subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments to us. Moreover, the retained earnings available for distribution from our Chinese operating subsidiaries are determined in accordance with generally accepted accounting principles in China, and may differ from the retained earnings determined in accordance with U.S. GAAP. As a result, we may not have sufficient distributions from our PRC subsidiaries to enable necessary profit distributions to us or any distributions to our shareholders in the future, which calculation would be based upon our financial statements prepared under U.S. GAAP. Furthermore, distributions by our PRC subsidiaries to us other than as dividends may be subject to governmental approval and taxation.

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

Under PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. As a result of our corporate structure and the contractual arrangements among our PRC subsidiaries, our PRC consolidated affiliated entities and their shareholders, we are effectively subject to 6% PRC value added tax and related surcharges on revenues generated by our subsidiaries from our contractual arrangements with our PRC consolidated affiliated entities. The current EIT Law, which became effective on January 1, 2008 and was amended on February 24, 2017, provides authority for the PRC tax authority to make special adjustments to taxable income as well as additional reporting requirements. In particular, an enterprise must submit its annual tax return together with information on related party transactions to the tax authorities. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s-length principles. In addition, the PRC tax authorities issued Announcement of the State Administration of Taxation on Matters Relating to the Improvement of Affiliated Declaration and Contemporaneous Document Management on June 29, 2016 which set forth tax-filing disclosure and contemporaneous documentation requirements, clarify the definition of “affiliated relationship,” guide the selection and application of transfer pricing methods, and outline the due process procedures for transfer pricing investigation and assessment. These transactions may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year during which the transactions are conducted. We may be subject to adverse tax consequences if the PRC tax authorities were to determine that the contracts between us and our PRC consolidated affiliated entities were not on an arm’s length basis and therefore constitute a favorable transfer pricing arrangements. If this occurs, the PRC tax authorities could request that either of our PRC consolidated affiliated entities adjust its taxable income upward for PRC tax purposes. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions for PRC tax purposes recorded by us, our consolidated affiliated entities, or our PRC subsidiaries or an increase in taxable income, all of which could increase our tax liabilities. In addition, the PRC tax authorities may impose late payment fees and other penalties on us, our consolidated affiliated entities or our PRC subsidiaries for under-paid taxes.

The draft PRC Foreign Investment Law, if enacted as proposed, may materially impact the viability of our current corporate structure, corporate governance, business operations and financial results.

The MOFCOM published a discussion draft of the proposed Foreign Investment Law in January 2015 aiming to, upon its enactment, replace the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. As of the date of the report, the draft Foreign Investment Law has not been enacted yet. The draft Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. While the MOFCOM solicited public comments on this draft in January and February, 2015, substantial uncertainties exist with respect to its enactment timetable, interpretation and implementation, if any. The draft Foreign Investment Law, if enacted as proposed, may materially impact the entire legal framework regulating the foreign investments in China and may materially impact the viability of our current corporate structure, corporate governance, business operations and financial results.

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

Under PRC laws and regulations effective until December 31, 2007, our operating subsidiaries, Acorn International Electronic Technology (Shanghai) Co., Ltd., Shanghai HJX Digital Technology Co., Ltd., Zhuhai Acorn Electronic Technology Co., Ltd., Beijing Acorn Youngleda Technology Co., Ltd., or Beijing Youngleda and Yiyang Yukang Communication Equipment Co., Ltd. (“Yiyang Yukang”), enjoyed preferential tax benefits afforded to foreign-invested manufacturing enterprises and had been granted a two-year exemption from enterprise income tax beginning from their first profitable year and a 50% reduction of enterprise income tax rate for three years thereafter. The definition of a manufacturing enterprise under PRC law was vague and was subject to discretionary interpretation by the PRC authorities. Therefore there is no assurance that the aforesaid operating subsidiaries’ qualification as “manufacturing enterprises” would not be revoked. If it is determined that any of the operating subsidiaries should have been qualified as “manufacturing enterprises” and thus should not receive the aforesaid preferential tax treatments, or if the tax preferential treatments enjoyed by us in accordance with local government rules or policies were deemed in violation of national laws and regulations, we would be subject to the standard statutory tax rate, which is 25% for calendar years starting on or after January 1, 2008, and we could be required to repay the income tax for the previous three years at the applicable non-preferential tax rate.

In addition, the new Enterprise Income Tax Law, or the New EIT Law and its implementing rules, which became effective on January 1, 2008 as amended on February 24, 2017, significantly curtails tax incentives granted to foreign-invested enterprises under the previous tax law. The New EIT Law (i) reduces the statutory rate of enterprise income tax from 33% to 25%, (ii) permits companies to continue to enjoy their existing tax incentives, subject to certain transitional phase-out rules, and (iii) introduces new tax incentives, subject to various qualification criteria. Under the phase- out rules, enterprises established before the promulgation date of the New EIT Law and which were granted preferential EIT treatment under the then effective tax laws or regulations may continue to enjoy their preferential tax treatments until their expiration. Additionally, our subsidiaries also received tax holidays and subsidies for certain taxes paid by us, as well as subsidies which formed part of the incentives provided by local government for our investment in local district. These incentives were granted by local government agencies and may be deemed inappropriate by the central government. Preferential tax treatments and incentives granted to us by PRC governmental authorities are subject to review and may be adjusted or revoked at any time in the future. The discontinuation or revocation of any preferential tax treatments and incentive currently available to us will cause our effective tax rate to increase, which will decrease our net income and materially and adversely affect our financial condition and results of operations. See Item 5.A, “Operating and Financial Review and Prospects—Operating Results—Taxation”.

Under China’s New EIT Law, we may be classified as a “resident enterprise” of China and such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.

The New EIT Law provides that enterprises established outside China whose “de facto management bodies” are located in China are considered “resident enterprises” and are generally subject to the uniform 25% enterprise income tax rate as to their global income. Under the implementation rules, “de facto management” is defined as substantial and overall management and control over such aspects as the production and business, personnel, accounts and properties of an enterprise. In addition, two tax circulars issued by the State Administration of Taxation, or SAT, on April 22, 2009 and amended on December 29, 2017, and July 27, 2011 and amended on April 17, 2015 and June 28, 2016, respectively, regarding the standards used to classify certain Chinese-controlled enterprises established outside of China as “resident enterprises” clarified that dividends and other income paid by such “resident enterprises” will be considered to be PRC source income, subject to PRC withholding tax, currently at a rate of 10%, when recognized by non-PRC enterprise shareholders. These two circulars also subject such “resident enterprises” to various reporting requirements with the PRC tax authorities. Under the implementation rules to the New EIT Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and other assets of an enterprise. In addition, the tax circulars mentioned above detail that certain Chinese-controlled enterprises will be classified as “resident enterprises” if the following are located or resident in China: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision making bodies; key properties, accounting books, company seal, and minutes of board meetings and shareholders’ meetings; and half or more of the senior management or directors having voting rights.

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

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in Renminbi . Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval by complying with certain procedural requirements. Therefore, after complying with certain procedural requirements, our PRC subsidiaries are able to pay dividends in foreign currencies to us without prior approval from SAFE. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

Because our revenues are generated in Renminbi and our results are reported in U.S. dollars, ongoing devaluation of the Renminbi could negatively impact our results of operations.

The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The PRC government allowed the Renminbi to appreciate more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. From June 2010 through January 2014, the PRC government allowed the Renminbi to appreciate slowly against the U.S. dollar again, though there were periods during that time when the U.S. dollar appreciated against the Renminbi as well. In April 2012, the PRC government announced that it would allow more Renminbi exchange rate fluctuation. However, it remains unclear how this announcement might be implemented. There remains significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in greater fluctuation of the Renminbi against the U.S. dollar. From June 2010 to January 2014, the Renminbi has appreciated against the U.S. dollar from approximately RMB6.82 per U.S. dollar to RMB6.05 per U.S. dollar, reaching a new historical height. Subsequently, the Renminbi depreciated against the U.S. dollar to RMB6.48 per U.S. dollar on December 31, 2015, and further depreciated to RMB6.94 per U.S. dollar by December 31, 2016. The Renminbi appreciated against the U.S. dollar to approximately RMB6.53 per U.S. dollar on December 31, 2017. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

There also remains significant international pressure on the Chinese government to adopt a flexible currency policy to allow the Renminbi to appreciate against the U.S. dollar, which could result in greater fluctuation of the Renminbi against the U.S. dollar. Significant revaluation of the Renminbi may have a material adverse effect on your investment. Substantially all of our revenues and costs are denominated in Renminbi. Any significant devaluation of Renminbi may materially and adversely affect our revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. To the extent that we need to convert U.S. dollars into Renminbi for capital expenditures and working capital and other business purposes, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, a significant depreciation of the Renminbi against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our earnings, which in turn could adversely affect the price of our ADSs, and if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our common shares or ADSs, strategic acquisitions or investments or other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

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

On July 4, 2014, the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, was promulgated by SAFE, which replaced the former circular commonly known as “Notice 75” promulgated by SAFE on October 21, 2005 and requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a ‘‘special purpose vehicle.’’ SAFE Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiary of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Furthermore, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls. Pursuant to the Circular on Further Simplifying and Improving the Direct Investment-related Foreign Exchange Administration Policies, or SAFE Circular 13, promulgated by SAFE on and effective from February 13, 2015, banks shall directly examine and handle foreign exchange registration under domestic direct investment and foreign exchange registration under overseas direct investment. The SAFE and its branches (hereinafter referred to as the "Foreign Exchange Bureau") shall conduct indirect regulation of Foreign Exchange Registration of Direct Investment via banks.

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

A failure, by us or PRC individuals who hold shares or share options granted by us pursuant to an employee share option or share incentive plan, to comply with relevant PRC laws and regulations related to share option could expose us or our PRC individual option holders to liability under PRC law.

On March 28, 2007, SAFE issued the Operating Rules for Administration of Foreign Exchange for Domestic Individuals’ Participation in Employee Stock Ownership Plans and Stock Option Plans of Overseas Listed Companies, or Circular 78. On February 15, 2012, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Listed Companies, or Circular 7, in replacement of Circular 78. According to Circular 7, individuals in the PRC (including PRC citizens and foreign individuals who have lived in China over one year) who intend to participate in the stock incentive plan of an overseas listed company shall jointly appoint a qualified PRC domestic agent or a PRC subsidiary of such overseas listed company (“a PRC Agency”) to conduct foreign exchange registration with SAFE, open bank accounts and transfer and exchange funds. In addition, an overseas entity shall be appointed to conduct the exercise of options, buying and selling of relevant stocks or equities and transfer of relevant funds. After such individuals’ foreign exchange income from participation in the stock incentive plan is remitted to the PRC, relevant banks shall distribute the above funds from the account opened and managed by the PRC Agency to such individuals’ foreign exchange accounts. We and our employees within PRC who have been granted share options, or PRC option holders, are subject to Circular 7 upon the listing of our ADSs on NYSE. If we or our PRC option holders fail to comply with these regulations, we or our PRC option/stock appreciation right holders may be subject to fines and other legal or administrative sanctions. Furthermore, pursuant to the Notice on Relevant Issues Concerning Collection of Individual Income Tax Related to Income from Share Option issued by the Ministry of Finance and the SAT on March 28, 2005 and the Notice on Issues of Individual Income Tax Concerning Share Incentive Plan issued by the SAT on August 24, 2009 (as amended by Announcement of the State Administration of Taxation on Certain Issues Relating to Individual Income Tax which is effective from May 1, 2011), as to an overseas listed company’s share option plan, the difference obtained by a PRC individual who has been granted share options between the exercise price below the fair market price of such share on the day when such individual excises his option shall be imposed individual income tax which shall be withheld by domestic entities of such overseas listed company. If we or our PRC employees fail to comply with the above regulations, we or our PRC option holders may be subject to failure of share option plan or/and a fine, and, in the serious case, may constitute a crime.

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

Our auditor, like other independent registered public accounting firms operating in China, is not permitted to be subject to inspection by Public Company Accounting Oversight Board (“PCAOB”), and as such, investors may be deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit reports included in our annual reports filed with the SEC, as auditors of companies that are traded publicly in the United States and a firm registered with the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditors are located in China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB. In May 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the China Securities Regulatory Commission, or the CSRC and the Ministry of Finance of the PRC, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations, but not inspections, undertaken by the PCAOB, the CSRC, or the Ministry of Finance in the United States and China, respectively. The PCAOB continues to be in discussions with the CSRC and the Ministry of Finance to permit joint inspections in China of audit firms that are registered with the PCAOB and audit Chinese companies that trade on U.S. stock exchanges.

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

If administrative proceedings are brought by the SEC alleging our independent registered public accounting firm’s failure to meet specific criteria set by the SEC, with respect to requests for the production of documents, we could be unable to timely file future financial statements in compliance with the requirements of the Securities Exchange Act of 1934.

Starting in 2011 the Chinese affiliates of five of the largest global public accounting firms were affected by a conflict between US and PRC law. Specifically, for certain US listed companies operating and audited in China, the SEC and the PCAOB sought to obtain from the Chinese firms access to their audit work papers and related documents. The firms were, however, advised and directed that under PRC law they could not respond directly to the US regulators on those requests, and that requests by foreign regulators for access to such papers in China had to be channeled through the CSRC.

In late 2012, this impasse led the SEC to commence administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese accounting firms. A first instance trial of the proceedings in July 2013 in the SEC's internal administrative court resulted in an adverse judgment against the firms. The administrative law judge proposed penalties on the firms including a temporary suspension of their right to practice before the SEC, although that proposed penalty did not take effect pending review by the Commissioners of the SEC. On February 6, 2015, before a review by the Commissioner had taken place, the firms reached a settlement with the SEC. Under the settlement, the SEC accepts that future requests by the SEC for the production of documents will normally be made to the CSRC. The firms would receive matching Section 106 requests, and are required to abide by a detailed set of procedures with respect to such requests, which in substance require them to facilitate production via the CSRC. If they fail to meet specified criteria, the SEC retains authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure. Remedies for any future noncompliance could include, as appropriate, an automatic six-month bar on a single firm’s performance of certain audit work, commencement of a new proceeding against a firm, or in extreme cases the resumption of the current proceeding against all four firms.

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

Our prior auditor was one of the five global accounting firms involved in the matter described above. Our current auditor, whose appointment was announced on October 21, 2016, was not involved in the matter described above. If our independent registered public accounting firm were denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act of 1934, as amended. Such a determination could ultimately lead to the delisting of our ADSs from the NYSE or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.

On May 12, 2008 and April 14, 2010, severe earthquakes hit part of Sichuan province in southwestern China and part of Qinghai province in western China, respectively, resulting in significant casualties and property damage. While we did not suffer any loss or experience any significant increase in cost resulting from these earthquakes, if a similar disaster was to occur in the future that affected Shanghai or another city where we have major operations, our operations could be materially and adversely affected due to loss of personnel and damages to property. In addition, a similar disaster affecting a larger, more developed area could also cause an increase in our costs resulting from the efforts to resurvey the affected area. Even if we are not directly affected, such a disaster could affect the operations or financial condition of our customers and suppliers, which could harm our results of operations.

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

Risks Relating to Our ADSs.

Our ADSs may be delisted from the New York Stock Exchange which would adversely impact our public float and the trading price of our ADSs.

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

Our efforts to maintain our ADS average closing price at or above $1.00 to satisfy the relevant continued listing requirements may not succeed. For example, we will be considered to be below compliance of the NYSE continued listing criteria if our average global market capitalization over a consecutive 30 trading-day period is less than $50 million and, at the same time stockholders' equity is less than $50 million. As of December 31, 2017, our stockholder’s equity was $87.1 million.

We may be classified as a passive foreign investment company or “PFIC” for U.S. federal income tax purposes for a given taxable year pursuant to an annual factual determination made after the close of that year, and pursuant to a determination made in 2018 we believe we were classified as a PFIC for the 2017 taxable year.

Depending upon the value of our ADSs or ordinary shares and the nature of our assets and income over time, we could be classified as a PFIC for U.S. federal income tax purposes. We will be classified as a PFIC in any taxable year if either: (a) the average quarterly value of our gross assets that produce passive income or are held for the production of passive income is at least 50% of the average quarterly value of our total gross assets, or (b) 75% or more of our gross income for the taxable year is passive income. According to these technical rules, we would likely become a PFIC for a given taxable year if our market capitalization were to decrease significantly while we hold substantial cash and cash equivalents in that year. Based on a determination made in 2018 with respect to the 2017 taxable year, we believe we were classified as a PFIC for the 2017 taxable year.

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

We will not able to determine our PFIC status for the 2018 taxable year until after the close of the taxable year ending December 31, 2018. Because we currently hold, and expect to continue to hold, a substantial amount of cash and other passive assets and, because the value of our assets is likely to be determined in large part by reference to the market prices of our ADSs or ordinary shares, which are likely to fluctuate, there can be no assurance that we will not be classified as a PFIC in 2018 and any future taxable year. U.S. investors are urged to consult their independent tax advisors about the application of the PFIC rules and certain elections that may help them relieve any adverse U.S. federal income tax consequences for their particular circumstances for the 2017 taxable year. For more information regarding such elections, please consult Item 10.E, “Additional Information— Taxation—U.S. Federal Income Taxation—Passive Foreign Investment Company” and your independent tax advisor.

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

The daily closing trading prices of our ADSs ranged from US$2.4695 to $19.2000 in 2015 (adjusted to reflect the November 2015 increase in our ordinary shares to 1 ADS ratio to 20:1), and from $4.0100 to $12.3500 in 2016 and from $7.5300 to $19.5100 in 2017. The trading price of our ADSs is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of other similarly situated companies in China that have listed their securities in the United States in recent years. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of these Chinese companies’ securities after their offerings may affect the attitudes of investors towards Chinese companies listed in the United States, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting or other practices at other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have engaged in such practices. Furthermore, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, which may have a material adverse effect on the market price of our ADSs.

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

There are uncertainties as to whether Cayman Islands or China courts would recognize or enforce judgments of U.S. courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or entertain original actions brought against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

There is no statutory recognition in the Cayman Islands or China of judgments obtained in the United States. The Cayman Islands will generally recognize as a valid judgment, a final and conclusive judgment in personam obtained in the federal or state courts in the United States under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) and would give a judgment based thereon, provided that (i) such courts had proper jurisdiction over the parties subject to such judgment, (ii) such courts did not contravene the rules of natural justice of the Cayman Islands, (iii) such judgment was not obtained by fraud, (iv) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands, (v) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands, and (vi) there is due compliance with the correct procedures under the laws of the Cayman Islands.

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

Overview

We are a marketing and branding company in China with a proven track record of developing, promoting and selling a diverse portfolio of our proprietary-branded products, as well as well-established and promising new products from third parties. Our current primary business includes selling merchandise to consumers in China. We have established Acorn Entertainment in 2018, which will charge for services.

Through 2017 we have continued to reduce operating expenses, focusing primarily on cost reduction and streamlining business operations of our Company. Our cost reduction efforts have also been part of a broader restructuring in response to rationalizing our business model in light of the evolution of the business environment and competitive landscape in China. As a result, in addition to the desire to generate more cash for the business, we continue focusing on liquidating certain none-core assets and downsizing or outsourcing related business areas, such as warehousing, manufacturing and logistics, with an aim to enhance operational efficiency. Going forward, our management will continue to turn its attention to growing revenues. We plan to devote more resources to increasing our e-commerce sales.

Our direct sales business involves marketing and selling products directly to consumers in China through e-commerce as well as our call center. Our call center operations directly market consumer products to individual customers in China, the majority of whom were previous TV direct sales purchasers who placed orders with us or made calls to our call center through 1998 to early 2015, in which year we suspended our TV direct sales. In 2017, we re-entered into the TV direct sale space with no material revenue realized, and suspended it again in the same year. We also conduct our Internet sales business primarily through the platforms of China’s leading e-commerce companies. Through our distribution network we distribute mainly our Youngleda oxygen generating device product line. We have developed several leading proprietary-branded product lines in China, such as Babaka posture correction product line. In 2017, our Company reached an agreement to sell a majority stake in its HJX Business to a third-party investor and operator.

Acorn is currently the preferred supplier for sourcing amenities, textiles, furniture, fixtures, equipment, etc. for the hotels, restaurants, clubs and other types of properties managed by Cachet Hotel Group Limited Cayman L.P.. However Acorn currently has non-material sourcing business as it is in the process of setting up the proper infrastructure in order to operate the sourcing business. Acorn, as a concurrent-business insurance agent of Sino-US United MetLife Insurance Co., Ltd., or MetLife, is jointly marketing and selling short-term accident and health insurance products with MetLife through various channels under Acorn’s direct sales platform and received a service fee/commission of approximately $0.43 million from MetLife in 2017.

As a result of reducing our operating losses and the disposal of non-core assets, our net income increased from net losses totaling $40.2 million in 2015 to net income of $3.4 million in 2016, and further increased to net income of $12.4million in 2017.

Over the last three years, our total net revenues declined from $23.0 million in 2015 to $16.5 million in 2016 and increased to $20.3 million in 2017 with operating losses from continuing operations totaling $29.1 million in 2015, $2.4 million in 2016 and $4.2 million in 2017.

Our Complementary Direct Sales Platforms

We have established and maintained complementary direct sales platforms, which currently consist mainly of outbound marketing and Internet sales. Through our direct sales platforms, we sell and market our proprietary products as well as certain third-party products. Approximately 78.4%, 81.1% and 93.4% of our total net revenues in 2015, 2016 and 2017, respectively, were generated from our direct sales platforms.

Historically, the core focus of our direct sales was our TV direct sales platform. Our TV direct sales platform primarily consisted of procuring TV airtime from both national and local TV channels in China to play three to ten minute infomercials demonstrating and explaining our product in an entertaining and appealing manner, and providing phone numbers for customers to call to make further inquiries or to purchase the product. However, a series of increasingly more restrictive regulations and rules on TV advertising in China and rising media costs significantly reduced our ability to effectively access TV airtime. As a result, we significantly reduced our purchases of airtime for our TV infomercials beginning in 2014 and by early 2015 we suspended the procurement of new TV time altogether. As a result, as a percentage of our total gross revenues, gross revenues generated by TV direct sales declined from 30.4% in 2013 to 6.0% in 2014 and further decreased to approximately 0.7% in 2015 and 0% thereafter.

Outbound Marketing. As of December 31, 2017, our database contained approximately 12 million names of individual customers, the majority of whom have placed orders to us or made calls to our call center from 1998 through early 2015. As of December 31, 2017, our 18 specialized outbound marketing representatives utilize our customer database to target calls and text messages at customer subgroups identified as likely purchasers of particular products. We currently operate one call center in Wuxi which processes telephone orders generated by our direct sales platforms and gathers real-time data to help determine how we shall adjust our business operations and product offerings. Our outbound marketing sales accounted for approximately 15.9% of our total net revenues in 2017.

Internet Website. We maintain e-shops on various e-commerce platforms in China, including T-mall.com, Taobao, JD.com, and Amazon to provide products and services to our end-customers. Our Internet website sales accounted for approximately 69.4% of our total net revenues in 2017. We expect that our Internet sales will continue to grow and will be of increasing importance to our business in the future.

Our Distribution Network

We use our distribution network to distribute Youngleda oxygen generating products. Our distribution network broadens our customer reach and enhances the penetration of those products. Our network covers a majority of all provinces in China through 24 distributors, which allows us to reach over 1,000 retail outlets across China. These retail outlets include franchise drugstores, supermarkets, specialty equipment retail chains and department stores. In addition to our ground distribution network, starting from 2013, we also engaged distributors on China’s leading e-commerce platforms to promote and market our products. In 2015, 2016 and 2017, sales generated through our distribution network accounted for 21.6%, 18.9% and 6.6% of our net revenues, respectively. We typically provide our distributors (other than distributors on the e-commerce websites) with the exclusive right to distribute selected products in their respective territories. In 2015, 2016 and 2017, sales generated by our top five distributors accounted for 7.3%, 13.2% and 6.0% of our gross revenues, respectively.

Our distribution agreements with ground distributors are typically negotiated and entered into on an annual basis and are designed to provide incentives for our distributors to improve their sales performance, encourage them to promote Youngleda product lines, and protect the value of that brand. For example, our distributors are required to meet the monthly and annual sales volume target for our selected featured products. We also require our distributors to ensure that the retail prices of our products sold through their retail outlets are not lower than the retail prices for the same products sold through our direct sales platforms, or the minimum retail prices set by us. We regularly monitor and review our distributors’ sales performance and their compliance with the terms of our agreements.

Our Products

We sold over 460 different product types in 2017 primarily through our outbound marketing and online stores, as well as our distribution network. Our recently featured product categories include collectibles products, health products, and mobile phone products, all of which are primarily sold through our comprehensive and complimentary direct sales platform, distribution network, or both. We periodically develop and introduce new and upgraded products under the same product brand to develop such brand into a product line.

In addition, to further expand our product offerings, we entered into an Insurance Business Cooperation Agreement with Sino-US United MetLife Insurance Co., Ltd., or MetLife, a joint venture company established by certain wholly-owned subsidiaries of MetLife Inc. and Shanghai Alliance Investment Ltd. Pursuant to the cooperation agreement effective on August 29, 2012, we, as a concurrent-business insurance agent of MetLife, are jointly marketing and selling short-term accident and health insurance products with MetLife through various channels under our other direct sales platform. Pursuant to our cooperation with MetLife, we received a service fee/commission of approximately $0.43 million from MetLife in 2017.

Recent Featured Product Categories

In 2017, we featured products in the following categories and under the following proprietary and third-party brands:

•	Health Products featuring Babaka posture correction products. Health products accounted for 35.2%, 71.2% and 82.9% of our total gross revenues in 2015, 2016 and 2017, respectively. The retail prices for our health products ranged from RMB164 to RMB316 per unit in 2015, from RMB73 to RMB390 per unit in 2016, and from RMB199 to RMB699 per unit in 2017.

•	Collectibles Products Collectibles products accounted for 24.5%, 9.5% and 7.5% of our total gross revenues in 2015, 2016 and 2017, respectively. The retail prices for our collectibles products ranged from RMB4 to RMB67,521 per unit in 2015, from RMB22 to RMB27,461 per unit in 2016, and from RMB20 to RMB29,450 per unit in 2017.

•	Mobile Phone Products Mobile phone products accounted for 21.9%, 10.4% and 5.4% of our total gross revenues in 2015, 2016 and 2017, respectively. The retail prices for the mobile phone products that we market ranged from RMB82 to RMB2,382 per unit in 2015, from RMB10 to RMB1,866 per unit in 2016, and from RMB164 to RMB1,347 per unit in 2017.

•	Kitchen and Household Kitchen and household accounted for 6.9%, 2.4% and 1.1% of our total gross revenues in 2015, 2016 and 2017, respectively. The retail prices for the kitchen and household products that we market ranged from RMB4 to RMB448 per unit in 2015, from RMB1 to RMB815 per unit in 2016, and from RMB8 to RMB1,105 per unit in 2017.

Our five best-selling products and product lines in 2015, 2016 and 2017 are set forth below:

49

		2015			2016			2017
Product	Brand	Revenues	% of gross revenues	Rank	Revenues	% of gross revenues	Rank	Revenues	% of gross revenues	Rank
		(in thousands, except percentages and ranks)
Health products	Babaka, Zehom	8,102	35.2%	1	11,777	71.2%	1	17,032	82.9%	1
Mobile phone products	Gionee,	5,032	21.9%	3	1,723	10.4%	2	1,117	5.4%	3
	K-touch, U-king
	Lenovo, Nokia
	and Konka
Collectibles products		5,646	24.5%	2	1,574	9.5%	3	1,534	7.5%	2
Kitchen and Household products	Rose, True	1,591	6.9%	4	398	2.4%	4	223	1.1%	4
Fitness	Yierjian	766	3.3%	5	217	1.3%	5	25	0.1%	5
Total top five		$21.137	91.8%		$16,169	97.8%		$19,970	97.0%
Other products revenues		$1,878	8.2%		$363	2.2%		$608	3.0%
Total gross revenues		$23,015	100.0%		$16,532	100.0%		$20,541	100.0%
Total sales tax		$(59)			$(53)			$(250)
Total revenues, net		$22,956			$16,478			$20,290

Product Development

We employ various approaches and means of product identification and development, such as working with third parties to gauge consumer responsiveness to various products.

Call Center Operations

Our sales operations and media purchase activities are supported by our call center located in Wuxi, which began operation in 2009. Sales representatives in our call center places outbound marketing calls to selected customers to market our products and are trained to identify, promote and act upon cross-selling and up-selling opportunities while processing customer orders. We regularly track and analyze real-time data generated through our call center operations to ensure the cost- effectiveness of our media purchases. We use call center-generated real time data to adjust our product mix and to maximize the profitability of our direct sales operations. As of December 31, 2017, we had 18 dedicated sales representatives and 3 customer service representatives. In 2015, 2016 and 2017, our call center processed an average of approximately 252, 364 and 28 incoming calls per day, respectively. We has suspended our TV direct sales platform and closed our call centers in Shanghai and Beijing in August 2014 and June 2015, respectively.

Order Fulfillment

Many of the products sold through our various sales centers are delivered to our customers throughout China by EMS, the largest national express mail service operated by the China Post Office, and local delivery companies. We generally guarantee our products will be delivered to our customers within two to ten days of the date of receiving the order. In 2015, 2016 and 2017, of the total attempted product deliveries by EMS and local delivery companies on a cash-on-delivery, or COD, basis, approximately 54%, 45% and 53% were successful, respectively. Reasons for delivery failure primarily include customers’ refusal to accept a product upon delivery, which tend to occur more frequently with products that have higher average selling prices, or failure to successfully locate the delivery address. We are responsible for delivery and handling fees regardless of whether the delivery is successful. We have found that, in general, the shorter the delivery time, the lower the likelihood that the customer will refuse to accept the product upon delivery. As a result, local delivery companies enjoy higher delivery success rate than EMS due to a faster delivery time and better service quality. EMS and local delivery companies are responsible for returning to us any undelivered products. It generally takes EMS two to three weeks, and local delivery companies approximately seven days, to return undelivered products to us.

In 2015, 2016, 2017, approximately 38.0%, 25.5% and 70% of our direct sales were settled on a COD basis by our customers. We recognize non-COD sales revenues when products are delivered to and accepted by our customer (e.g. FOB destination). For customers settling through COD, either EMS or the local delivery company is responsible for collecting and wiring to us these cash amounts on a periodic basis once collected. EMS and local delivery companies generally charge us delivery fees based upon weight of the products and distance of delivery. Additionally, EMS charges a processing fee based upon the sales price. One of our local delivery companies charge a lower processing fee based upon the sales price, while the other companies do not charge us such fee. It typically takes two to three weeks for us to receive payments from EMS compared to approximately seven days from local delivery companies. And as of December 31, 2015, 2016 and 2017, no accounts receivables from a single delivery company were more than 10% of our total accounts receivables.

In 2015, 2016 and 2017, approximately 16.4%, 16.3% and 8.9% of our net revenues resulted from products delivered by EMS, respectively, and approximately 24.4%, 40.1% and 6.1% of our net revenues resulted from products delivered by local delivery companies, respectively.

Some of our main products, such as Youngleda oxygen generating devices and posture-correction products are sold online and subsequently delivered to our customers directly without collection by any third party (e.g. EMS and local delivery companies).

Customer Service, Product Warranties and Return Policies

We believe emphasizing customer service will enhance our products brand image, facilitate cross-selling opportunities and generate customer loyalty and repeat purchasing behavior. Our customer service center within our Wuxi call center is currently staffed with approximately 18 dedicated sales representatives and 3 customer service representatives. In addition, most of our distributors generally provide their own customer service in their respective territories.

Our customer service representatives are primarily responsible for answering our customers’ product-related inquiries, providing product information and handling product returns and customer complaints. To ensure superior customer service, we place significant emphasis on personnel selection and training. Our customer service representatives undergo product-specific training to allow them to answer product-related questions, proactively educate potential customers about the benefits of our products and promptly resolve customer problems. We also provide customer service training to some of our distributors for products sold through our distribution network.

Under our policies, our customers generally may return products to us within seven days after delivery if there is a quality defect or if a product fails to meet its specifications. In most cases, product exchanges are allowed within a month of delivery. Our warranties generally provide for repair of product defects within one year at no cost to the customers. Product returns from our multiple sales platforms were insignificant in 2015, 2016 and 2017. To the extent that the manufacturer of the defective product is a third party, the manufacturer is obligated to either repair the defective product or reimburse us for any related expenses. Our distributors are allowed to exchange any defective products they receive from us. The number of products exchanged by our distributors due to defects was insignificant in 2015, 2016 and 2017.

Supply and Inventory

Supply

We rely on outsourced product manufacturers to produce our proprietary products (including a small percentage of our Youngleda oxygen generating devices and posture-correction products) and on third-party suppliers for our other products.

We historically manufactured a substantial portion of our proprietary products.  However, beginning in 2015, we began to discontinue our manufacturing operations.  As of the date of this annual report, we have outsourced the manufacture of our key proprietary products to various manufacturers who manufacture our products based on our design and to our specifications.

Although we believe we could replace our contract manufacturers with qualified manufacturers on commercially reasonable terms within a reasonable period of time, any disruption of these arrangements could adversely impact our business.

Inventory Control

We closely monitor our inventory and sales levels at all of our sales and marketing platforms. In general, before or during our test-marketing stage, we do not acquire any sizable inventory position in a product. We adjust our inventory levels based on the sales forecasts we develop.

Majority-Owned Subsidiaries

To acquire managerial expertise and additional complementary distribution network infrastructure or secure exclusive product distribution rights, we have formed certain majority-owned subsidiaries. We currently have two majority-owned PRC operating subsidiaries. We may form other majority-owned subsidiaries in the future.

Competition

Because of our integrated vertical business model, we face competition from the following companies operating in our value chain:

•	numerous domestic and international sellers of consumer branded products that sell their products in China and which compete with our products, such as our Youngleda health products which compete with Oxygen-generating devices from Yuwell and other brands, and our mobile phone products which compete with similar products sold by local and international mobile phone manufacturers; and

•	other Internet and e-commerce companies in China that offer consumer products online via an Internet platform, such as Dang Dang Wang, Yihaodian, Tmall and JD.COM.

We also compete with companies that make imitations of our products at substantially lower prices, such as our Babaka branded posture-correction products, which are often sold in department stores, pharmacies and general merchandise stores. See Item 3.D, “Key Information—Risk Factors—Risks Relating to Our Business—We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our product brand, reputation and competitive position. In addition, we may have to enforce our intellectual property rights through litigation. Such litigation may result in substantial costs and diversion of resources and management attention”.

We believe we compete primarily on the basis of the effectiveness of our sales and distribution channels in reaching customers and generating customer appeal for our products. In addition, we believe we also compete primarily on the basis of our ability to identify and develop product brands, which helps to attract new product proposals from independent third parties and product suppliers who otherwise often lack the marketing or distribution capabilities and/or resources required to effectively market and sell their products or develop their own product brands. We also compete on the basis of product quality, price, and quality of our customer service, retail outlet coverage of our distribution network and speed of delivery. Many of our current or future competitors may have longer operating histories, better brand recognition, greater levels of consumer trust, stronger media management capabilities, better media and supplier relationships, a larger technical staff and sales force and/or greater financial, technical or marketing resources than we do.

Seasonality

Certain of our products are subject to seasonality. Sales for these products are typically higher around our first and third fiscal quarters which correspond to the end and beginning of school semesters in China, respectively. Other than seasonality related to these and certain of our other products, our business generally has not been seasonal.

Intellectual Property

We rely on a combination of copyright, trademark, patent, unfair competition laws, as well as non-disclosure agreements and other methods to protect our intellectual property rights. We currently maintain 647 trademark registrations. We own 17 invention, utilities and packaging design patents in China pertaining to our posture-correction products, kitchen and household products, fitness products, and Youngleda oxygen generating device.

The legal regime in China for the protection of intellectual property rights is still at a relatively early stage of development. Despite many laws and regulations promulgated and other efforts made by China over the years to enhance its regulation and protection of intellectual property rights, private parties may not enjoy intellectual property rights in China to the same extent as they would in many western countries, including the United States, and enforcement of such laws and regulations in China have not achieved the levels reached in those countries. Therefore, it is difficult and expensive to police and enforce against infringement of intellectual property rights in China. Imitation or counterfeiting of our products or other infringement of our intellectual property rights, including our trademarks, could diminish the value of our various brands or otherwise adversely affect our net revenues. See Item 3.D, “Key Information—Risk Factors—Risks Relating to Our Business—We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our product brand, reputation and competitive position. In addition, we may have to enforce our intellectual property rights through litigation. Such litigation may result in substantial costs and diversion of resources and management attention”.

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

We rely on third party vendors for MIS functions Our major system modules and functions, which facilitate various aspects of our business, include the following:

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

Chinese Government Regulations

The PRC government extensively regulates the industries in which we operate our business. We operate our direct sales and advertising businesses in China under a legal regime consisting of the State Council, which is the highest authority of the executive branch of the PRC central government, and several ministries and agencies under its authority including, among others, the SAIC, the Ministry of Commerce, or MOFCOM, the SAPPRFT, the State Administration for Food and Drug, or SAFD and the Ministry of Industry and Information Technology, or MIIT. Meanwhile, we operate our Concurrent-Business Insurance Agency business under the regulations promulgated by the China Insurance Regulatory Commission, or the CIRC.

Except as disclosed in Item 3.D, “Key Information—Risk Factors—Risks Related to the Regulation of Our Business and Industry— If the PRC government takes the view that we did not obtain the necessary approval for our acquisition of Shanghai Advertising under Guideline Catalog of Foreign Investment Industries (2004 Revision), we could be subject to penalties.,” and as disclosed in Item 3.D, “Key Information—Risk Factors—Risks Related to the Regulation of Our Business and Industry— If the PRC government takes the view that we did not obtain the necessary approval for our acquisition of Shanghai Advertising under Guideline Catalog of Foreign Investment Industries (2004 Revision), we could be subject to penalties.,” we understand that (1) the ownership structures of our directly owned PRC subsidiaries comply with existing PRC laws and regulations; and (2) the ownership structure of our affiliated entities and our contractual arrangements with our affiliated entities and their shareholders are valid, binding and enforceable, and do not and will not result in a violation of existing PRC laws and regulations.

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

Advertising Services

The advertising industry used to be a restricted industry for foreign investment under the Guideline Catalog of Foreign Investment Industries (2004 Revision). However, on October 31, 2007, the NDRC and MOFCOM jointly issued the Guideline Catalog of Foreign Investment Industries (2007 Revision) that identified the advertising industry as permitted industry for foreign investment. On December 24, 2011 the NDRC and MOFCOM jointly issued the Guideline Catalog of Foreign Investment Industries (2011 Revision) as amended on March 10, 2015 and June 28, 2017 respectively under which the advertising industry continues to remain as permitted industry. As a permitted industry, approval of MOFCOM or its local counterpart is no longer required for a foreign invested enterprise or its domestic subsidiary to invest in advertising unless required by other specific PRC laws and regulations.

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

Our Direct Sales Operations

Due to the complicated and lengthy approval process and MOFCOM’s uncertain position towards approving investment in direct sale business by foreign investors under the Commercial Sector Measures, our direct sales business is currently conducted by our consolidated affiliated enterprises owned by Kuan Song and Pan Zong —Shanghai Network and Beijing Acorn. Furthermore, due to the aforesaid reason as well as certain restrictions or prohibitions on foreign ownership of companies that engage in internet and other related businesses imposed by current PRC laws and regulations, including the provision of internet content, we have set up another new consolidated affiliated enterprise, Beijing HJX Technology. Beijing HJX Technology is currently not engaged in the active conduct of business although we have previously conducted internet interactive service through Beijing HJX Technology which holds an ICP License. As domestic companies, these three companies are not subject to the PRC regulations on foreign investment into provision of internet content business, but they are controlled by us through a set of contractual arrangements. To our knowledge:

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

In the PRC, medical devices are classified into three different categories for regulation and supervision by SAFD, depending on the degree of risk associated with each medical device and the extent of regulation needed to ensure safety and proper operation of the product. Class I includes medical devices posing a low risk whose safety and effectiveness can be guaranteed through routine administration. Class II includes those with medium risk whose safety and effectiveness should be ensured by strict control and administration. Class III includes those devices that pose a relatively high risk whose safety and effectiveness should be ensured by taking special measures to conduct strict control and administration. All the medical devices that we manufacture belong to Class II above. Under the Administrative Measures on Supervision over Manufacture of Medical Device effective on November 17, 2017, manufacturers of Class II medical devices must apply to the provincial-level SAFD for a valid Medical Device Manufacturing Enterprise License. Such Medical Device Manufacturing Enterprise License is valid for a period of five years. Under the Administrative Measures on Supervision over Operation of Medical Device effective on November 17, 2017, Class II medical device operators no longer need to apply for a Medical Device Operation Enterprise License under Medical Device Operation Enterprise License Measures, but instead, must make a filing with local branches of SAFD. Manufacturers of Class II medical devices must register their manufactured Class II medical devices with SAFD at the provincial level and obtain a Medical Device Registration Certificate. Such Medical Device Registration Certificate is valid for a period of five years. In addition, under the Administrative Measures on Medical Device Online Sales which became effective on March 1, 2018, any enterprise that is engaged in online sales of medical devices shall hold Medical Device Manufacturing Enterprise License or Medical Device Operating Enterprise License, or complete the filing to being Medical Device Manufacturing or Operating Enterprises, and such enterprise shall carry out the online sales via its own website or third party platform for network transaction services of medical devices. Violation of these provisions may result in fines, termination of operations, confiscation of illegal income, or in the most serious cases, criminal prosecution.

One of our subsidiaries, Shanghai HJX, and one of our affiliated entities, Shanghai Network, have made filing with competent branches of SAFD on March 11, 2015 in connection with their operation of Class II medical device, and have completed subsequent update of filing information on April 27, 2016. Another of our subsidiaries, Acorn Trade (Shanghai) Co., Ltd., holds valid Medical Device Operation Enterprise Licenses, which we obtained as required by Medical Device Operation Enterprise License Measures and have completed the filing update of sale license in May, 2015. In addition, Zhuhai Acorn Electronic Technology Co., Ltd., or Zhuhai Acorn, holds a Medical Device Manufacturing License expiring on November 3, 2020 and a Medical Device Registration Certificate for a Youngleda oxygen generating device that will expire on January 25, 2020. We are also in the process of renewing other expired licenses and certificates that are required for our operation and products. Although we continue to maintain sufficient outsourced employees to operate the Zhuhai Acorn manufacturing facilities, due to the scope of the operations at Zhuhai Acorn as well as for cost considerations, we do not have any senior employees based in Zhuhai Acorn, nor do we send senior employees to Zhuhai Acorn, to manage the manufacturing process.

On March 27, 2017, SAFD released a draft Measures for Punishments against Illegal Acts of Online Medical Device Operation, or the Online Medical Device Operation Regulation, to solicit public comments.  The Online Medical Device Operation Regulation imposes more stringent requirements for the online medical device operators (i.e. enterprises engage in the operation of medical devices), including:

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

Regulation of Internet Content Providers

We currently operate www.xiangguo.com (redirected from www.chinadrtv.com) and www.hjx.com (where we cease posting information since June 2017) through which our customers can familiarize themselves with our products. We are required to comply with the Telecommunications Regulations promulgated by the State Council on September 25, 2000 and revised on July 29, 2014 and again on February 6, 2016, the Administrative Measures on Internet Content Services issued by the State Council on September 25, 2000, the Administrative Measures on Telecommunications Business Operating Licenses promulgated by the MIIT on July 3, 2017 and effective on September 1, 2017, Measures for the Archival Administration of Non-operational Internet Content Services issued by the Ministry of Information Industry (now the Ministry of Industry and Information Technology) on February 8, 2005 and the Administrative Measures on Internet Pharmaceuticals Information Services issued by SAFD on November 17, 2017 in our operation of the website.

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

As internet information service in the websites of www.chinadrtv.com and www.xiangguo.com are not deemed as an operating business, we only need to file with the relevant information industry authorities for record, which we have finished. Furthermore, as internet information service in the website of http://www.hjx.com is deemed as operating business, we need to obtain an ICP License from the relevant information industry authorities. On January 17, 2014, Beijing HJX Technology, one of our affiliated entities, obtained an ICP License with a validity period of five years. Due to management changes and our improper management of the original ICP License, Beijing HJX Technology was not able to complete its annual inspection on such license, which may subject us to potential penalties. As of the date of this annual report, Beijing HJX Technology has successfully renewed its ICP License, though it has very limited business that may require utilization of such license.

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

The internet publication service is classified as a prohibited industry for foreign investment under the Guideline Catalog of Foreign Investment Industries (2017 Revision). Pursuant to Administrative Provisions on Internet Publication Service jointly promulgated by MIIT and SAPPRFT on February 4, 2016, effective from March 10, 2016, any engagement in internet publication activities shall be subject to approval by SAPPRFT and internet publication providers shall acquire the Internet Publication Service License. The internet publication service refers to the provision of digitized works with characteristics of publication, such as editing, production or processing, to the public through information networks. Digitized works include (i) original digitized works such as knowledgeable and thoughtful texts, pictures, maps, games, animation, audio and video readings in literature, art, science and other fields; (ii) the works whose contents are consistent with those in published books, newspaper, periodicals, audio and video products, and electronic publications; (iii) the works such as online literature databases formed by way of selecting, compiling or collecting the above works, and (iv) other types of digitized works identified by the SAPPRFT. The Provisions further restricts the cooperation of internet publication providers and foreign invested enterprises, requiring the approval by the SAPPRFT in advance regarding the internet publication cooperation.

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

On January 5, 2011 the MOFCOM issued the Notice on Regulation of Promotional Activities in Internet Shopping, pursuant to which, among other things, (1) internet shopping enterprises shall ensure the quality of promotional commodity; (2) price fraud and false promotion is strictly forbidden; and (3) infringement on intellectual properties and manufacture and sale of fake commodity in promotion will be severely cracked down.

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

On December 27, 2016, the Standing Committee of National People's Congress released a draft E-commerce Law to solicit public comments. It will be China’s first comprehensive law in the realm of e-commerce. It regulates electronic contracts, payments, package delivery, logistics services, and cross-border e-commerce As this law is only in draft form, there are substantial uncertainties as to its enactment timetable, final content, likely interpretation and ultimate implementation of the E-commerce Law.

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

On November 7, 2016, the Standing Committee of the National People’s Congress promulgated the PRC Cyber Security Law which became effective from June 1, 2017, imposes the following new requirements for the internet operators:

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

On December 29, 2017, the National Technical Committee for the Standardization of Information Security promulgated the Information Security Technology – Personal Information Security Circular effective on May 1, 2018. Under this Circular, any entity or individual who collects, shares, transfers or discloses personal information shall obtain the consent of the holder of such information.

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

The CIRC issued the License for Concurrent-Business Insurance Agency to Shanghai Network on October 11, 2014. The license is valid for a period of three years and we should handle the insurance agency business specified in our license. We have updated this license and it will now expire on November 12, 2020.

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

We have employed advertising industry professionals who will examine the content of our advertising and who will apply for the necessary approvals and permits for advertising certain special consumer products. In addition, our advertising channels, such as TV stations, newspapers, and radio stations, employ advertising inspectors who are trained to review advertising content for compliance with relevant laws and regulations. However, we cannot assure you that all of our advertising is in compliance with relevant PRC laws and regulations, nor can we assure you that the advertising our distributors place on local media networks complies with relevant PRC laws and regulations. In the past, we have been fined for certain advertising that is considered misleading or false by authorities. In some cases, we were required to accept product returns. From January 1, 2008, any violation of advertising regulations relating to our sleeping aid product and Youngleda oxygen generating devices by us or our distributors may result in SAFD issuing a rating to us or our distributors of dishonor credit or material dishonor credit.

Regulation on Foreign Exchange Control and Administration

Foreign exchange in China is primarily regulated by:

•	The Foreign Currency Administration Rules (1996), as amended on August 5, 2008; and

•	The Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996), or the Administration Rules.

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

Dividend Distributions

Pursuant to the Foreign Currency Administration Rules promulgated in 1996 and amended in 1997 and 2008, and various regulations issued by SAFE and other relevant PRC government authorities, the PRC government imposes controls on the convertibility of Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China.

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

Prior to January 1, 2005, our business was operated through Beijing Acorn, Shanghai Network and Shanghai Trade, including their subsidiaries. Each of these three operating companies, referred to as the “combined entities,” was under common management, was operated on an integrated basis and was beneficially owned by the same shareholders and, with limited exception, in the same shareholding percentages. To enable us to raise equity capital from investors outside of China, we established a holding company structure by incorporating China DRTV in the British Virgin Islands on March 4, 2004. In 2004, China DRTV formed four PRC subsidiaries and two consolidated PRC affiliated entities. As part of a restructuring to implement an offshore holding company structure to comply with PRC laws imposing restrictions on foreign ownership in direct sales, wholesale distributor and advertising businesses, each of the combined entities, including their subsidiaries, transferred to China DRTV’s newly created consolidated subsidiaries and affiliated entities, by means of an asset transfer and liability assumption, substantially all their assets and liabilities at their net book values, except that (a) the assets and liabilities of one of the combined entities’ subsidiaries were transferred through the transfer to China DRTV of all of that subsidiary’s capital stock, and (b) after one of the three pre-restructuring operating companies, Beijing Acorn, transferred certain of its assets to two of China DRTV’s subsidiaries, its shareholders transferred their equity interests in Beijing Acorn to two PRC individuals, with Beijing Acorn becoming an additional China DRTV affiliated entity. Commencing on January 1, 2005 our business was conducted through China DRTV and its subsidiaries and, until, our affiliated entities. Other than Beijing Acorn and the other transferred subsidiary, each of the pre-restructuring companies previously engaged in the business was liquidated. We have determined that no change in basis in the assets transferred in connection with the restructuring is appropriate as the transfers constituted a transfer of net assets by entities under common control.

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

Beijing HJX Technology, our another consolidated affiliated entity, is also currently owned by Mr. Kuan Song and Ms. Pan Zong. Beijing HJX Technology is currently not engaged in the active conduct of business. We have entered into contractual arrangements with this affiliated entity pursuant to which our wholly owned subsidiary, Acorn Trade (Shanghai) Co., Ltd. provides technical support and management services to this affiliated entity. In addition, we have entered into agreements with this affiliated entity and its shareholders, Mr. Kuan Song and Ms. Pan Zong, providing us with the ability to effectively control this affiliated entity. Accordingly, we have consolidated historical financial results of this affiliated entity in our financial statements as variable interest entities pursuant to U.S. GAAP.

In 2014, we also established Star Education & Technology Group Inc. in the Cayman Islands, Star Education & Technology Limited in the British Virgin Islands and HJX International Limited in Hong Kong, respectively, with an aim to further expand our electronic learning product business.

Except as disclosed in Item 3.D, “Key Information—Risk Factors—Risks Related to the Regulation of Our Business and Industry— If the PRC government takes the view that we did not obtain the necessary approval for our acquisition of Shanghai Advertising under Guideline Catalog of Foreign Investment Industries (2004 Revision), we could be subject to penalties.,” we understand that (1) the ownership structures of our directly owned PRC subsidiaries comply with existing PRC laws and regulations and (2) the ownership structures of our three affiliated entities and our contractual arrangements with these affiliated entities and their shareholders are valid, binding and enforceable, and do not and will not result in a violation of existing PRC laws and regulations.

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

As part of our reorganization, we deregistered U King Communications Equipment (Hong Kong) Limited in May 2011, transferred 100% of the ownership interest in Shanghai Advertising to MK AND T Communications Limited in October 2011 and disposed of our shareholding in Acorn Hong Kong Holdings Limited in December 2011. In addition, we deregistered our wholly- owned subsidiary, Shanghai Acorn Enterprise Management Consulting Co., Ltd. in January 2013. We also deregistered and dissolved Shanghai HJX Electronic Technology Co., Ltd., Star Education & Technology Group Inc. and Star Education & Technology Limited in 2016, and Shanghai Acorn HJX Software Technology Development Co., Ltd. and HJX International Limited in 2017. Zhuhai Sunrana Bio- Tech Co., Ltd has been revoked in 2012 or earlier.

We are currently in the process of deregistering Beijing HJZX Software Technology Development Co., Ltd, Beijing Acorn Youngleda Technology Co. Ltd, which is expected to be completed by the end of 2018., in process of preparing taxation deregistration in Beijing, before the ultimate deregistration at Beijing AIC.

We have consummated a share sale and purchase agreement with Hong Kong Red Star Macalline Universal Home Furnishings Limited (“Red Star”) on April 27, 2018, in exchange for cash payment of approximately RMB360 million (US$57 million), subject to a post-closing working capital adjustment. Pursuant to the terms of the share sale and purchase agreement, Red Star acquired 100% of the shares in our wholly-owned Hong Kong subsidiary Bright Rainbow Investments Limited, which owns Shanghai HJX Digital Technology Co., Ltd, which owns various non-core assets, including the land use rights to a plot of land in the Qingpu district of Shanghai with a total area of 76,799 square meters, along with the warehouse on that land plot.

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
10%
Song Kuan
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

We are headquartered in Shanghai and currently own office space totaling 1,927 square meters. In 2015 and 2016, we entered into certain property transfer agreements with independent third parties, pursuant to which we sold approximately 1,927 square meters of office space in Shanghai, approximately 1,451 square meters of our call center property in Shanghai and approximately 629 square meters of other properties in Beijing for a total consideration of approximately RMB94.4 million, or $14.5 million. We also reduced our four central warehousing hubs to only one hub in Shanghai, which covers approximately 2,000 square meters. Starting from January 2016, Shanghai warehouse hub started to use the Zhai-ji-song as outsourced logistic service provider, which provides, among others, warehousing and delivery service.

Our leased manufacturing facilities in Zhuhai occupies an aggregate of approximately 2,000 square meters, which are used for the production of our Youngleda oxygen generating device product line. As part of our cost control measures, we ceased the operations of our Beijing, Shanghai and Shenzhen facilities in 2015.

During the first quarter of 2009, we obtained a fifty-year land use right of a piece of land in Qingpu district of Shanghai for aggregate consideration of approximately RMB51.2 million (approximately $7.5 million). In 2012, we completed the construction of a warehouse and a factory on this land. To better utilize our Qingpu warehouse and to generate additional revenues, starting from January 2014, we leased approximately 17,721 square meters of warehouse space to Kerry Logistics for a term of two years with an annual rent of RMB7.0 million. The lease of the Qingpu warehouse runs through the end of 2016 and extended another year to January 2017, generating annual rents totaling of RMB20.9 million. Starting from February 2017, we leased the spare warehouse to AnNen Logistics, and generating rents totaling of RMB 11.4 million in 2017.

We have consummated a share sale and purchase agreement with Red Star on April 27, 2018, in exchange for cash payment of approximately RMB360 million (US$57 million), subject to a post-closing working capital adjustment. Pursuant to the terms of the share sale and purchase agreement, Red Star acquired 100% of the shares in our wholly-owned Hong Kong subsidiary Bright Rainbow Investments Limited, which owns Shanghai HJX Digital Technology Co., Ltd, which owns various non-core assets, including the land use rights to a plot of land in the Qingpu district of Shanghai with a total area of 76,799 square meters, along with the warehouse on that land plot.

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

As described more fully below under “Liquidity and Capital Resources,” we believe that, based on our current revenue and cost estimates for our on-going operations and our planned cost savings efforts and other planned actions to generate cash as further described in “Item 5 — Liquidity and Capital Resources,” our current cash and cash equivalents and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs for the business in the immediate near future, including for the next 12 months.

A.	Operating Results

Overview

We are a marketing and branding company in China with a proven track record of developing, promoting and selling a diverse portfolio of our proprietary-branded products, as well as well-established and promising new products from third parties. Our business generates revenue principally through our direct sales platforms, particularly e-commerce and call center, and our distribution network.

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

Through our distribution network, we distribute the Youngleda oxygen generating devices. Our distribution network covers all provinces in China through 24 distributors and allows us to reach over 1,000 retail outlets across China.

Our longer term goal is to become one of the leading marketing and branding companies for developing, promoting and selling products in China and to capitalize on our integrated multi-channel platform with an aim to become partners of choice for both well-established and promising new businesses to market and distribute their products in China. To date, we have developed several of our own branded products, including our Youngleda oxygen generating devices and Babaka posture-correction products, and have entered into or are in the process of negotiating various arrangements with select third parties to better identify and offer potentially promising new products. Some of these potential counterparties are affiliated with our chairman, Robert Roche. see Item 7.B, “Related Party Transactions.”

In 2017, we reached an agreement to sell a majority stake in our HJX Business to a third-party investor and operator, allowing Acorn to focus primarily on its already profitable businesses and brands, as well as on achieving profitable growth of new businesses within our Group. We retained a 37.5% stake in a joint venture established with this third party. As a result of this transaction, which we sometimes refer to as the “HJX Transaction”, we are required by applicable accounting rules to treat the HJX Business as discontinued operations in 2017 and prior years. At times trends in our results of operations are more difficult to discern as a result of, or otherwise affected by, this accounting treatment, which we will highlight in this discussion from time to time.

Over the last three years, our total net revenues from continuing operations declined from $23.0 million in 2015 to $16.5 million in 2016 and increased to $20.3 million in 2017 with operating losses from continuing operations totaling $29.1 million in 2015, $2.4 million in 2016 and $4.2 million in 2017. Among other factors, the general decline in our total net revenues and our operating losses during the period reflect primarily the adverse impact of the following events:

•	increasingly restrictive government regulations on TV infomercials which drove a substantial reduction in our purchase of TV advertising time in 2014 and the termination of our TV direct sales operations in the first quarter of 2015. These actions, in turn, resulted in significantly lower direct sales and lower distribution sales (distribution sales often benefit from TV advertising exposure);

•	continuous internal restructuring, transition, and efforts to reduce our costs at the expense of revenue, and cutting back on distributor incentives; and

•	a legal dispute between two groups of our shareholders relating to the management and direction of our Company and the related diversion of our management’s attention from our business and litigation-related prohibitions on our pursuing transactions outside our ordinary course of business. This dispute resulted in a court case that was adjudicated and resulted in the following: by May 2015, (i) a Cayman Islands court issued a final order in connection with the dispute, (ii) Robert Roche, our co-founder, Chairman and controlling shareholder, returned as our CEO and chairman; (iii) we held an extraordinary general meeting (EGM) of our shareholders at which a significant change in the composition of our board of directors was approved by our shareholders and effected and (iv) a business operations and sales team headed by our former co-founder Mr. Don Dongjie Yang has left us. We estimate that the total direct costs associated with the legal proceedings related to the shareholder dispute were approximately $0.4 million for 2015. Although the aforesaid shareholder dispute was generally resolved in May 2015, on December 1, 2016, we filed a related action in the Cayman Islands Court against Mr. Andrew Yan, Gordon Xiaogang Wang, and Jing Wang for damages resulting from breach of fiduciary duties and related misconduct and mismanagement, and incurred further expenses of $333,365 in relation to this action prior to its settlement on July 28, 2017.

As a result of reducing our operating losses and the disposal of non-core assets, our net income increased from net losses totaling $40.2 million in 2015 to net income of $3.4 million in 2016, and further increased to net income of $12.5 million in 2017. These improving results reflect some success in our management’s implementation of its priorities since May 2015: restructuring our business in light of the evolution of our business model (including the exit from TV direct sales and our increased focus on the e-commerce channel) and the competitive landscape in China, with a view to increasing existing, and identifying new revenue streams; reducing our operating expenses and cash outflow; and liquidating non-core assets and investments to generate cash.

Our ongoing restructuring and cost saving activities include:

•	significant headcount reductions—we have reduced our total headcount from 305 at December 31, 2015 to 254 at December 31, 2016, and to 128 at December 31, 2017 (with this headcount reduction including a number of senior level individuals and a large number of employees who worked for the HJX Business);

•	rationalizing our distribution channel, with the number of outlets in our distribution network reduced from approximately 2,600 at December 31, 2016 to approximately 1,000 at December 31, 2017;

•	downsizing and consolidating our call center operations, particularly given our exit from TV direct sales, to a single facility located in Wuxi, China;

•	reducing the number of our central warehousing hubs from four to a single facility in Shanghai; and

•	leasing out spare warehouse space to a third party.

In 2015, 2016 and 2017, non-recurring expenses, i.e. restructuring and severance costs, included in our cost of sales and general and administrative expenses, totaled $14.9 million, $1.5 million and nil, respectively.

As part of our continued efforts to generate additional cash flow and liquidate non-core assets:

•	Beginning in January 2016, we started to sell Yimeng shares on the NEEQ. In 2016, we sold approximately 8.0 million shares of Yimeng, representing a decrease in ownership in Yimeng from 12.9% to 8.5% and generating total sale proceeds of RMB126.0 million, or $18.9 million. In 2017, we sold approximately 4.6 million shares, representing a further decrease in ownership in Yimeng from 8.5% to 7.4% and generating total sale proceeds of RMB64.3 million, or $9.3 million. We may sell additional shares of Yimeng as our management deems appropriate; and

•	We have consummated a share sale and purchase agreement with Red Star on April 27, 2018, in exchange for cash payment of approximately RMB360 million (US$57 million), subject to a post-closing working capital adjustment. Pursuant to the terms of the share sale and purchase agreement, Red Star acquired 100% of the shares in our wholly-owned Hong Kong subsidiary Bright Rainbow Investments Limited, which owns Shanghai HJX Digital Technology Co., Ltd, which owns various non-core assets, including the land use rights to a plot of land in the Qingpu district of Shanghai with a total area of 76,799 square meters, along with the warehouse on that land plot.

In 2018, we are seeking to increase revenue by growing sales of our proprietary-branded products as well as third-party branded products through e-commerce, our other direct sales channels and our distribution network. Management will remain focused on maintaining healthy margins, managing expenses and generating additional cash flow.  Our medium-term goal is to achieve operating profitability in order to position the business for long term sustainable success.

Factors Affecting Our Results of Operations

Company-specific factors that may affect our future financial condition and results of operations include, among other things, the following:

•	the impact of regulations on our business:

We operate in a highly regulated market with regulation potentially subject to significant and frequent change, either of which could force us to change our business model significantly. For example, increasing regulation limiting the length and frequency of TV infomercials led to a significant reduction in the availability of TV airtime for infomercials promoting our products. As a result, in 2014 we substantially decreased our purchases of air time for our TV infomercials and in the first quarter of 2015 we ceased our TV direct sales operations. One of the consequences of reducing and then terminating our TV airtime purchases, is that without direct TV exposure, it is more difficult for us to build or maintain our brand and expand our customer base, and harder to maintain the average margins and selling prices for some of our products due to a drop in exposure for our products resulting from a shift to other media channels. To help offset related revenue decreases, we are continuing to devote more resources to increasing our e-commerce sales of Babaka posture-correction products and Youngleda oxygen generating devices to help drive sales, build our brand and attract new customers. We also sell Youngleda oxygen generating devices via our existing distribution network.

•	the mix of product lines selected by us for marketing through our various sales platforms:

Although we maintain and offer a diverse product portfolio, we generally focus on marketing and selling a limited number of featured product lines at any one time through our direct sales platforms and our distribution network. Consequently, we have been, and expect to continue to be, dependent on a limited number of featured product lines to generate a large percentage of our gross revenues. For example, sales of our Babaka products, our top selling product line in 2017, generated approximately $15.7 million in revenue, representing approximately 76.3% of our total gross revenues in 2017. Currently, our featured product lines mainly include health products, collectible products, and mobile phone products. We currently expect to particularly feature our new models of Babaka products on our sales platforms in 2018.

•	the mix of our direct sales and distribution sales:

We sell our products through (i) our direct sales platforms, which consist of our outbound marketing platform and Internet sales and, before the first quarter of 2015, TV direct sales, and (ii) our distribution network. With our move away from TV direct sales, the mix of our total net revenues had shifted proportionately to more distribution sales over the past few years, but with our increasing recent focus on e-commerce sales, particularly of our Babaka products, our direct sales platforms again represented an increasing percentage of our total net revenues in 2016 and 2017. In 2015, 2016 and 2017, our direct sales accounted for 78.4%, 81.1% and 93.4% , respectively, of our total net revenues compared to 21.6%, 18.9% and 6.6% , respectively, for distribution sales. The overall impact of having discontinued our TV direct sales platform on our future operating results depends on, among other things, our success in promoting our products through our other existing platforms and distribution networks, particularly the e-commerce, and our ability to establish new direct sales platforms or distribution networks.

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

•	the amount of advertising expenses and time incurred by us:

Historically, our revenues are driven significantly by our spending on advertising. Consistent with our decreased spending on TV airtime starting in 2014, our total advertising expenses have decreased dramatically from $16.2 million in 2014 to $2.2 million in 2015 and further to $0.1 million in 2016 and to nil in 2017. Also, the total number of inbound calls to our call centers decreased from 1.2 million in 2014 to 92,000 in 2015 and further to 0 in 2016 and 2017, respectively, with the conversion rate for inbound calls, which is the percentage of inbound calls that result in product purchase orders, decreasing from 13.0% to 11.5% and further to 0%, in 2014, 2015, 2016 and 2017, respectively.

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

Revenues	For the years ended December 31,
	2015		2016		2017
	Amount	% of total revenue, net	Amount	% of total revenue, net	Amount	% of total revenue, net
	(in U.S. dollars, except percentage)
Revenues:
Direct sales, net	$18,003,617	78.4%	$13,361,915	81.1%	18,942,436	93.4
Distribution sales, net	$4,952,548	21.6%	$3,116,540	18.9%	1,347,851	6.6
Total revenues, net	$22,956,165	100%	$16,478,455	100%	$20,290,287	100%

Our net revenues consist of direct sales net revenues generated from our direct sales platforms and distribution sales net revenues. The decrease in direct sales net revenues as a percentage of our net revenues from 2015 to 2016 primarily resulted from decreased sales of our Babaka products. The decrease in distribution sales net revenues as a percentage of our net revenues from 2015 to 2016 primarily resulted from decreased sales of our Youngleda products. The increase in direct sales net revenues as a percentage of our net revenues from 2016 to 2017 primarily resulted from increased sales of Babaka products, which were sold through various e-commence platforms. The decrease in distribution sales net revenues as a percentage of our net revenues from 2016 to 2017 primarily resulted from the decreased sale of Youngleda products.

Direct sales net revenues represent product sales through our direct sales platforms, including outbound marketing, Internet sales and, until the end of the first quarter of 2015, our TV direct sales platform. Our TV direct sales revenues constituted 0.7%, nil and less than 0.1% of our total net revenues in 2015, 2016 and 2017 respectively. While we have moved away from our historic core TV direct sales platform, we have focused on our other direct sales platforms, which currently consist of outbound marketing and e-commerce sales.

Distribution net revenues represent product sales to the distributors that constitute our distribution network. We sell products to our distributors at a discount to the retail price for the same product.

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

Cost of Revenues

Cost of revenues represents our direct costs to manufacture, purchase or develop products sold by us to consumers or our distributors. For a particular product, the related cost of revenues is the same regardless of whether sold by us directly to consumers or to our distributors. The most significant factor in determining cost of revenues as a percentage of revenue in any period is our product mix for the period. For example, our collectible and mobile phone products generally have a higher per unit cost of revenues as compared to other products such as our health products, which often results in a lower gross margin for such products.

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

Advertising Expenses

Advertising expenses historically consisted primarily of the expenses of purchasing our advertising media, such as TV advertising time, Internet, print and radio advertising. Historically, we used our purchased TV advertising time to broadcast our TV direct sales programs and our product-oriented promotional advertising. Our advertising expenses primarily contributed to the cost of the TV advertising time used to broadcast our TV direct sales programs. We also promote brands through print and other media, primarily Internet, print and radio advertising. Historically, the largest component of our advertising expenses was the purchases of TV airtime for infomercials. We ceased to purchase TV advertising time for infomercials in early 2015. In 2016, our advertising expenses primarily consisted of advertising for Babaka posture correction products, and in 2017, the advertising expense was nil.

Other Selling and Marketing Expenses

Other selling and marketing expenses consist primarily of costs related to product delivery and handling, salary and benefits for our call center sales and marketing personnel, the marketing and promotional expenses of our e-commence business, including the third-party service fee as well as other platforms’ service and promotion fees, other advertising and expenses associated with the production of our TV direct sales programs prior to early 2015. We rely significantly on EMS and local delivery companies to deliver our products and to collect payments in connection with our products delivered on a cash-on-delivery, or COD, payment method. In general, we are responsible for the delivery and handling fee regardless of whether the delivery is successful. Our average monthly media expense on marketing Babaka posture correction products is around RMB 2 Million.

General and Administrative Expenses

General and administrative expenses consist primarily of compensation and benefits for general management, finance and administrative personnel costs, depreciation and amortization with respect to equipment used for general corporate purposes, professional fees, research and development expenditures and other expenses for general corporate purposes.

Other Operating Income, Net

Other operating income, net consists primarily of proceeds from disposal of certain non-core real property assets, rental income, and commission income from our insurance business and government subsidies. We regularly receive government subsidies from local government agencies for certain taxes paid by us, including value-added, business and income taxes, as well as part of the incentives provided by local governments for our investment in the local district. In 2017, 2016 and 2015, we recorded proceeds from disposal of certain of our properties in Shanghai and Beijing for a total consideration of nil, $10.6 million and $1.8 million, respectively. In 2014, we rented out 17,721 square meters of our warehouse located in Shanghai Qingpu District to a third party for two years. The lease of the Qingpu warehouse ran through the end of 2015 and was extended to January 2017, generating rents of $1.2 million in 2014, $1.2 million in 2015, $1.0 million in 2016 and $1.0 million in 2017, respectively. The commission income from our insurance was $0.5 million and $0.43 million 2016 and 2017, respectively.

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

We have adopted the provisions of ASC740-10, “Income Taxes—Overall” (previously FASB Interpretation No. 48, “Accounting For Uncertainty in Income Taxes—an Interpretation of SFAS No. 109”). Based on our analyses under ASC740-10, we have made our assessment of the level of uncertainty for each tax position (including the potential application of interest and penalties) based on the technical merits of the position, and have measured the unrecognized benefits associated with the tax positions accordingly. As of December 31, 2015, 2016 and 2017, we had unrecognized tax benefits of approximately $1.9 million, $2.0 million and $2.2 million respectively.

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

Revenue Recognition

We recognize net revenue for sales through our direct sales platforms upon delivery of the products to, and acceptance by, our customers (F.O.B. Destination). These revenues are recognized net of sales tax incurred. We rely significantly on EMS and local delivery companies to deliver products through our outbound marketing platforms. Our Group relies on Cainiao, JD, and Yuantong, each a local delivery company, to provide data to our Group as to their successful deliveries for our Group’s direct sales products through our Internet sales platforms. It generally takes two to three weeks for a product to be delivered by EMS and local delivery companies, with these companies regularly reporting to us product delivery status. For unsuccessful deliveries, EMS and local delivery companies are required to return the undelivered products to us. It generally takes EMS two to three weeks, and local delivery companies approximately seven days, to return the undelivered products to us. Direct sales revenues are adjusted in the current accounting period based on actual unsuccessful product deliveries experience reported by EMS and local delivery companies.

We recognize net revenues for products sold through our distribution network when products are delivered to and accepted by our distributors (F.O.B. Destination). In most cases, the distributors are required to pay in advance for our products. Some distributors are given customary credit terms within the industry based on their creditworthiness. The distributor agreements do not provide discounts, chargebacks, price protection, and stock rotation rights. Accordingly, we record the revenues when products are delivered to and accepted by the distributors as we have no future remaining obligations. However, certain distributor agreements provide performance-based cash rebates which we net against revenue at the time revenue is recorded. In 2015, 2016 and 2017, the costs associated with cash rebates were insignificant.

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

Our inventory is stated at the lower of cost or net realizable value. Adjustments are recorded to write down the inventory to the estimated net realizable value. We estimate excess and slow-moving inventory based upon assumptions of future demands and market conditions. If actual market conditions are less favorable than projected by our management, additional inventory write-downs may be required.

Allowance for Doubtful Accounts

We maintain allowances for doubtful accounts primarily based on the age of receivables and factors surrounding the credit risk of specific customers. If there is a deterioration of a major customer’s creditworthiness or actual defaults are higher than our historical experience, we may need to provide additional allowances.

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

In July 2015, Yimeng became listed on China National Equities Exchange and Quotations, or the NEEQ. After the listing, quoted market prices became available and we reclassified our Yimeng investment as available-for-sale securities.  As a result, (i) at December 31, 2015, 2016 and 2017, our Yimeng investment was recorded at a fair value of $181.2 million, $74.7 million and $44.5 million, respectively, and (ii) in 2015, 2016 and 2017, we recognized unrealized gains (losses) of $178.5 million, $(72.7) million and $(42.0), respectively (before deducting potential taxes of $44.6 million, $18.2 million and $10.5 million respectively), which we recorded in other comprehensive income.  See notes 7 and 8 in our audited financial statements included elsewhere in this annual report. Further, our investment in Yimeng and Yimeng’s subsequent listing on the NEEQ may cause us to be deemed to be an “investment company” under the Investment Company Act of 1940. See Item 3D, “Key Information — Risk Factors—If we are deemed an “investment company” under the U.S. Investment Company Act of 1940 (as amended, the “Investment Company Act”), it would adversely affect the price of our ADSs and ordinary shares and could have a material adverse effect on our business”.

Beginning in January 2016, we started to sell Yimeng shares on the NEEQ. In 2016, we sold approximately 8.0 million shares, representing a decrease in ownership in Yimeng from 12.9% in 2015 to 8.5% and generating total sale proceeds of RMB126.0 million, or $18.9 million. In 2017, we sold approximately 4.6 million shares, representing a further decrease in ownership in Yimeng to 7.4% and generating total sale proceeds of RMB65 million, or $9.3 million.

Our management will consider additional sales of Yimeng shares as it deems appropriate. We may be unable to sell our Yimeng shares at prices equal to the then-quoted price and or in desired amounts and sales by us or others could adversely impact the price of Yimeng shares. See Item 3D., “Key Information — Risk Factors— Changes in the quoted prices for Yimeng on the China National Equities Exchange and Quotations (“NEEQ”) will cause the carrying value of our Yimeng shares to vary impacting our comprehensive net income; and our ability to sell our Yimeng shares at desired prices or in desired volumes will be impacted by related developments in the NEEQ market and the market for Yimeng shares”.

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

Our financial instruments consist of cash and cash equivalents, restricted cash, accounts receivable, notes receivable, convertible loan receivable, available-for-sale securities, accounts payable and long-term debt. For cash and cash equivalents, restricted cash, accounts receivable, notes receivable and accounts payable, the carrying amounts of these financial instruments as of December 31, 2015, 2016 and 2017 were considered representative of their fair values due to their short-term nature. The marketable securities are carried at fair values. The carrying values of long-term debt and convertible loan receivable approximate their fair values as the impacts to discount the long-term debt and convertible loan receivable with a market based interest rate are insignificant.

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

 Results of Operations

The following table sets forth our condensed consolidated statements of operations by amount and as a percentage of our total net revenues for 2015, 2016 and 2017:

	For the years ended December 31,
	2015		2016		2017
	Amount ($)	% of total revenues, net	Amount ($)	% of total revenues, net	Amount ($)	% of total revenues, net

	(in thousands, except for percentages)
Condensed Consolidated Statements of Operations Data
Revenues:
Direct sales, net	18,004	78.4%	13,362	81.1%	18,942	93.4%
Distribution sales, net	4,953	21.6%	3,117	18.9%	1,348	6.6%
Total revenues, net	22,956	100.0%	16,478	100.0%	20,290	100%
Cost of revenues:
Direct sales	12,538	80.9%	2,353	45.0%	5,244	86.4%
Distribution sales	2,956	19.1%	2,878	55.0%	827	13.6%
Total cost of revenues	15,494	100%	5,230	100%	6,072	100%
Gross profit	7,463	32.5%	11,248	68.3%	14,218	70.1%
Operating (expenses) income
Advertising expenses	(2,204)	-9.6%	(24)	-0.1%	-	-
Other selling and marketing expenses	(14,418)	-62.8%	(7,038)	-42.7%	(10,115)	-49.9%
General and administrative expenses	(21,664)	-94.4%	(14,153)	-85.9%	(9,759)	-48.1%
Other operating income, net	1,713	7.5%	7,607	46.2%	1,473	7.3%
Total operating expenses	(36,574)	-159.3%	(13,607)	-82.6%	(18,401)	-90.7%
Income from continuing operations	(29,111)	-126.8%	(2,359)	-14.3%	(4,183)	-20.6%
Other income (expense), net	1,017	4.4%	18,138	110.1%	12,172	60.0%
Income tax expenses	(183)	-0.8%	(4,593)	-27.9%	7,865	38.8%
Income from continuing operations before equity in losses of affiliates	(28,277)	-123.2%	11,186	67.9%	15,854	78.1%
Income from discontinued operations before equity in losses of affiliates	(11,746)	-51.2%	(6,909)	-41.9%	(3,475)	-17.1%
Equity in losses of affiliates	(227)	-1.0%	(868)	-5.3%	-	-
Net (loss) income	(40,250)	-175.3%	3,409	20.7%	12,380	61.0%
Net income (loss) attributable to non- controlling interest	91	0.4%	30	0.2%	4	0.02%
Net (loss) income attributable to Acorn International, Inc.	(40,159)	-174.9%	3,438	20.9%	12,384	61.0%

The table below summarizes our gross revenues for 2015, 2016 and 2017, broken down by product categories:

	2015	Sales	2016	Sales	2017	Sales
	$‘000%		$‘000%		$‘000%

Health products	8,102	35.2	11,777	71.2	17,032	82.90
Collectible products	5,646	24.5	1,574	9.5	1,534	7.5
Mobile phones	5,032	21.9	1,723	10.4	1,117	5.4
Other products	1,520	6.6	698	4.2	585	2.8
Kitchen and household	1,591	6.9	398	2.4	223	1.1
Fitness products	766	3.3	217	1.3	25	0.1
Cosmetics products	220	1.0	103	0.6	14	0.1
Auto products	49	0.2	1	0.0	10	0.1
Consumer electronics products	89	0.4	41	0.3	0	0
Total gross revenues	23,015		16,532		20,540
Less: sales taxes	(59)		(53)		(250)
Total revenues, net	22,956		16,478		20,290

Comparison of Years Ended December 31, 2015, December 31, 2016 and December 31, 2017

Revenues

Our total net revenues, which include direct sales net revenues and distribution sales net revenues, decreased by 28.2% from $23.0 million in 2015 to $16.5 million in 2016 and increased by 23.1% to $20.3 million in 2017. The increase in our net revenues in 2017 compared to 2016 was primarily due to the increased sales revenue of Babaka posture correction products via e-commerce channels, on which we placed strong emphasis in 2017. The decrease in our net revenues in 2016 compared to 2015 was primarily due to decreased distribution sales revenue, which decrease was partially offset by higher sales of our health products.

In 2015, 2016 and 2017, approximately 78.4%, 81.1% and 93.4% of our total net revenues, respectively, were generated through our direct sales platforms while approximately 21.6%, 18.9% and 6.6% of our total net revenues were generated from our distribution network, respectively.

The following table sets forth our three best-selling product lines for our direct sales platforms by net revenues and as a percentage of applicable total direct sales gross revenues for the periods indicated, together with reconciliation to direct sales net revenues:

		2015			2016			2017
Product	Brand	Revenues	percentage	Rank	Revenues	percentage	Rank	Revenues	percentage	Rank
		(in thousands, except percentages and ranks)
Direct Sales:
Health products	Babaka	$3,710	20.6%	3	$9,150	68.2%	1	15,626	81.7%	1
Collectibles products		$5,561	30.8%	1	$1,306	9.7%	3	1,508	7.9%	2
Cell phone	COMIO I2,VK7 PLUS, Skyworth P818	$4,981	27.6%	2	$1,721	12.8%	2	1,046	5.5%	3
Direct sales-total top three		$14,252	78.9%		$12,177	90.8%		18,180	95.0%
Other products revenues		$3,801	21.1%		$1,230	9.2%		956	5.0%
Total direct sales gross revenues		$18,053	100%		$13,407	100%		19,136	100%
Total sales tax		$(49)			$(45)			(193)
Total direct sales net revenues		$18,004			$13,362			18,942

Direct sales net revenues, which historically included both net proceeds from products sold through our TV direct sales platform, and still include net proceeds from products sold through our call center operations to direct market consumer products to individual customers in China and Internet/e-commerce sales both through our official website and on the platforms of China’s leading e-commerce companies, decreased by 25.8% from $18.0 million in 2015 to $13.4 million in 2016 and increased by 41.8% to $19.0 million in 2017. The decrease comparing 2015 to 2016 was mainly due to our exit from TV direct sales in early 2015, as we were unable to fully offset the resulting significant revenue declines with sufficient additional revenues from our call center and Internet/e-commerce sales. The increase comparing 2016 to 2017 resulted primarily from our strong emphasis on the e-commerce channel in 2017, and particularly from sales of our proprietary Babaka posture correction products through that channel.

The net increase of $5.6 million in direct sales net revenues in 2017 compared to 2016 primarily reflected a $6.5 million, or 70.8%, increase in sales of health products, a $0.2 million, or 15.5%, increase in sales of collectibles products, and a $0.7 million, or 39.2%, decrease in sales of cell phones, as compared to 2016, primarily due to growing momentum in sales of our proprietary Babaka posture correction products throughout the year. Our top three products sold through our direct sales platforms in 2017 were health products, collectibles products and mobile phone products which collectively accounted for $18.2 million, or 95.0%, of our direct sales gross revenues in 2017.

The net decrease of $4.6 million in direct sales net revenues in 2016 compared to 2015 primarily reflected a $4.3 million, or 76.5%, decrease in sales of collectibles products, a $3.3 million, or 65.4%, decrease in sales of mobile phones, and a $5.4 million, or 146.6%, increase in sales of health products, as compared to 2015, primarily due to our exit from TV direct sales and our inability to fully offset the resulting significant revenue declines with sufficient additional revenues from our call center and Internet/e-commerce sales. Our top three products sold through our direct sales platforms in 2016 were health products, mobile phone products and collectible products which collectively accounted for $12.2 million, or 90.8%, of our direct sales gross revenues in 2016.

The following table sets forth our three best-selling product lines for our distribution network by net revenues and as a percentage of applicable total distribution sales gross revenues for the periods indicated, together with reconciliation to distribution sales net revenues:

		2015			2016			2017
Product	Brand	Revenues	Percentage	Rank	Revenues	percentage	Rank	Revenues	percentage	Rank
			(in thousands, except percentages and ranks)
Distribution Sales:
Health products	Zehom, OXY	$2,172	43.8%	2	$1,768	56.6%	2	1,219	86.8%	2
Cell phones		51	1%	3	2	0.1%	3	71	5.1%	3
Posture correction products	Babaka	$2,220	44.7%	1	$859	27.5%	3	39	2.8%	3
Distribution sales-total top three		$4,443	89.5%		$2,629	84.1%		1,329	94.6%
Other products revenues		$519	10.5%		$496	15.9%		76	5.4%
Total distribution sales gross revenues		$4,962	100.0%		$3,125	100.0%		1,405	100%
Total sales tax		$(10)			$(8)			(57)
Total distribution sales net revenues		$4,953			$3,117			1,348

Distribution sales net revenues, which are derived from sales of products to our distributors, decreased by 37.1% from $5.0 million in 2015 to $3.1 million in 2016 and further decreased by 56.8% to $1.3 million in 2017. We experienced a significant decrease in distribution sales in 2015, 2016 and 2017, which was primarily because of the decrease of the sales of our Youngleda oxygen generating products. Our top three distribution sales products in 2017 were our Youngleda, cell phones and posture correction products, which together accounted for $1.3 million, or 94.7%, of our distribution sales gross revenues in 2017.

Cost of Revenues

Our cost of revenues is primarily dependent upon the mix of products and units sold during the relevant period.

Our total cost of revenues decreased from $15.5 million in 2015 to $5.2 million in 2016 and increased to $6.1 million in 2017. As a percentage of total net revenues, total cost of revenues was 67.5%, 31.7% and 29.9% in 2015, 2016 and 2017, respectively. The fluctuations in cost of revenues as a percentage of total net revenues in 2016 and 2017, as compared to the prior year, were primarily as a result of shifts in our product mix in 2016 and 2017, respectively.

Direct sales cost of revenues decreased by 81.2% from $12.5 million in 2015 to $2.4 million in 2016 and increased by 122.9% to $5.2 million in 2017. The decline comparing 2016 to 2015 primarily reflected the decrease in direct sales in 2016. The subsequent increase primarily reflected the increase in direct sales in 2017.

Distribution sales cost of revenues decreased by 2.6% from $3.0 million in 2015 to $2.9 million in 2016, and further decreased by 71.2% to $0.8 million in 2017. These declines primarily reflected the decreases in distribution sales in compared to each prior period.

Gross Profit and Gross Margin

The following table sets forth gross profits and gross margins (being gross profit divided by the related net revenues) for our direct sales and distribution sales platforms:

	For the years ended December 31,
	2015		2016		2017
	Gross profit	Gross margin	Gross profit	Gross margin	Gross profit	Gross margin
	(in thousands, except percentages)
Direct sales	$5,466	30.4%	$11,009	82.4%	13,698	72.3%
Distribution sales	$1,997	40.3%	$239	7.7%	520	38.6%
Total	$7,463	32.5%	$11,248	68.3%	14,218	70.1%

Our total gross profits increased from $7.5 million in 2015 to $11.2 million in 2016 and then increased to $14.2 million in 2017. Our overall gross margin increased from 32.5% in 2015 to 68.3% in 2016 and further increased to 70.1% in 2017. Ignoring the HJX Transaction and related discontinued operations accounting treatment for the HJX Business in each year, our overall gross margin was 62.1% in 2017, up from 51.2% in 2016. Changes in our gross margins from period to period are driven by changes in our product mix and the platforms through which we sell them. The increase in total gross margin in 2016 and 2017 was largely due to a shift in product mix to include more sales contribution of Babaka products sold through our e-commence channels, which generally have higher margins.

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

In addition to product mix-related variations, the difference between the sales price charged by us to our historical TV direct sales customers and what we charge our distributors for the same product accounts for a portion of the difference in gross margins on direct sales and on distribution sales, and the partial exit from the Ozing electronic learning device business.

Gross margin on direct sales increased from 30.4% in 2015 to 82.4% in 2016 and decreased to 72.3% in 2017. In 2017, the decrease in gross margin on direct sales was primarily due to the increased sales cost of Babaka products. In 2016, the significant increase in gross margin on direct sales was primarily due to a shift in product mix to include more sales contribution of our higher margin Babaka products.

Gross margin on distribution sales decreased from 40.3% in 2015 to 7.7% in 2016 and increased to 38.6% in 2017. The decrease in gross margin on distribution sales in 2016 was mainly due to our write-down of inventories. The principal reasons for the need to write down inventories include excess inventory, product obsolescence, product defects, and changes in the market that we did not foresee. In 2017, the increase in gross margin on distribution sales was mainly due to our partial exit from the Ozing electronic learning device business through the HJX Transaction.

Operating (Expense) Income

Our total operating expense decreased from expenses of $36.6 million in 2015 to expenses of $13.6 million in 2016 and increased to expense of $18.4 million in 2017. Of the total increase in operating expenses in 2017 as compared to 2016, $3.1 million represented an increase in selling and marketing expenses, which was mainly attributable to higher selling and marketing expenses associated with e-commerce sales. Of the total decrease in operating expenses in 2016 as compared to 2015, $2.2 million represented a decrease in TV advertising expenses, which was mainly attributable to our exit from TV direct sales in early 2015. There was also a $7.4 million decrease in other selling and marketing expenses, which was mainly attributable to the decreased labor costs of sales and marketing personnel as a result of our cost saving activities in 2016. Total operating expenses, as a percentage of total net revenue, decreased from 159.3% in 2015 to 82.6% in 2016 and then increased to 90.8% in 2017.

Advertising Expenses

Our advertising expenses decreased from $2.2 million in 2015 to $0.2 million in 2016 and further decreased to $0 in 2017. As a percentage of total net revenues, advertising expenses decreased from 9.6% in 2015 to 0.1% in 2016 and further decreased to 0% in 2017. The overall decrease in advertising expenses was primarily due to our decreased purchases of TV advertising time as a result of our exit from TV direct sales starting from the first quarter of 2015.

Other Selling and Marketing Expenses

Our other selling and marketing expenses decreased by 51.2% from $14.4 million in 2015 to $7.0 million in 2016 and increased by 44.0% to $10.1million in 2017. Our other selling and marketing expenses as a percentage of total net revenues were 62.8%, 42.7% and 49.9% in 2015, 2016 and 2017, respectively. Of the total $3.1 million increase in other selling and marketing expenses in 2017 compared to 2016, $2.3 million was attributable to selling and marketing expenses for e-commerce business. Of the total $7.4 million decrease in other selling and marketing expenses in 2016 compared to 2015, $3.0 million was attributable to reductions in consulting fees and $2.7 million was attributable to lower salary expenses paid to our sales force as part of our cost control measures.

General and Administrative Expenses

Our general and administrative expenses decreased by 34.7% from $21.7 million in 2015 to $14.2 million in 2016 and further decreased by 31.0% to $9.8 million in 2017. Our general and administrative expenses as a percentage of total net revenues were 94.4%, 85.0% and 48.1% in 2015, 2016 and 2017, respectively. Of the total $4.4 million decrease in general and administrative expenses in 2017 compared to 2016, $1.8 million was attributable to reductions in salary and social insurance, housing accumulation fund, stock based compensation, and other benefits payments on behalf of personnel as part of our cost control measures. Of the total $7.5 million decrease in general and administrative expenses in 2016 compared to 2015, $4.5 million was attributable to reductions in salary and social insurance, housing accumulation fund, and other benefits payments on behalf of personnel as part of our cost control measures in 2016.

Other Operating Income, Net

Other operating income, net, consisting of government subsidy and miscellaneous commission income, was $1.7 million, $7.6 million and $1.5 million, in 2015, 2016 and 2017, respectively. In 2015, we recognized $1.4 million and $1.8 million, respectively, in other operating income for our sublease of excess warehouse space to third parties and sales of certain non-core properties in Beijing and other fixed assets; and we recognized $2.2 million of other operating expenses in connection with the disposal of fixed assets. In 2016, we sold more of our non-core properties, in Shanghai, and recognized $6.0 million in our other operating income. In 2017, we recognized $1.0 million in other operating income for our sublease of excess warehouse space to third parties. The remainder of other operating income, net in those periods related to our receipt of subsidies from local government agencies for certain taxes paid, including value-added, business and income taxes as well as part of the incentives provided by local government for our investment in our local district. The subsidy income in 2015, 2016 and 2017 amounted to $0.2 million, $70,000 and nil, respectively. We may not continue to enjoy such government subsidies in the future. See Item 3.D, “Key Information—Risk Factors—The discontinuation of any of the preferential tax treatments and government subsidies available to us in the PRC could materially and adversely affect our results of operations and financial condition”.

Loss from Continuing Operations

We recorded losses from operations of $29.1 million, $2.4 million and $4.2 million in 2015, 2016 and 2017, respectively. Ignoring the HJX Transaction and related discontinued operations accounting treatment for the HJX Business in each year, our loss from operations was $7.3 million in 2017 as compared to $9.3 million in 2016. The foregoing loss from operations for 2016 benefited from a $6.0 million gain from the sale of certain real estate assets, without which it would have been $15.3 million. Ignoring the discontinued operations accounting treatment for the HJX Business in each year, the HJX Transaction allowed us to significantly reduce our total operating losses as the HJX Business contributed operating losses of $11.7 million, $6.9 million and $3.5 million to our total operating losses in each of 2015, 2016 and 2017, respectively (with the 2017 HJX Business operating loss contribution limited to the first half of that year, prior to completion of the HJX Transaction). As a percentage of total net revenues, our losses from operations were 126.8%, 14.3% and 20.7% in 2015, 2016 and 2017, respectively.

Other Income (Expense), Net

Our other income (expense), net was $1.0 million, $18.1 million and $12.2 million, in 2015, 2016, and 2017, respectively. In 2015, 2016 and 2017, our other income included $0.8 million, $0.5 million and $0.3 million, in interest income, respectively. We also recorded a $18.1 million investment gain in 2016 and a $9.1 investment gain in 2017 in connection with our sales of Yimeng shares.

Income Tax Expenses

We had a net tax expense of $0.2 million, $4.6 million and $8.0 in 2015, 2016 and 2017 respectively. Our effective income tax rate for 2015, 2016 and 2017 was 0%, 52% and -174%, respectively.

Equity in losses of affiliates

On December 31, 2012, we acquired 9.3% of the equity interests in China Branding Company Limited, or CBG, for cash of $1.3 million. Mr. Roche, a co-founder and a member of our board of directors, individually holds an additional 7.6% equity interests in CBG and holds one out of five board seats of CBG and accordingly, Mr. Roche is able to exercise significant influence through his participation on the board of directors of CBG. As such, management believes that it can exercise significant influence over CBG through our direct equity investment, our deemed indirect investment through Mr. Roche’s equity interest, and Mr. Roche’s significant influence over CBG. Therefore, we accounted for this investment using the equity method of accounting. In February 2013, our investment in CBG decreased from 9.3% to 8.7% as a result of dilution due to issuance of additional shares by CBG to a new investor, which we accounted for as if we sold 0.6% equity interests in CBG, with the gains from such deemed sale being immaterial. Our equity in losses of CBG in 2014, 2015, 2016 and 2017 was $235,161, $226,780, $718,121 and nil, respectively, and were recognized in equity in losses of affiliates in the consolidated statements of operations.

On August 10, 2016, our Group acquired 5% of the then fully diluted share capital of ClearCut Corporation, or ClearCut, a Delaware corporation, for cash of US$150,000. our Group exerted no significant influence in ClearCut and accounted for this investment using the cost method of accounting. Our equity in losses of ClearCut in 2016 and 2017 was $150,000 and nil, respectively, and were recognized in equity in losses of affiliates in the consolidated statements of operations.

Net Income (Loss) Attributable to Non-controlling Interests

Net income (loss) attributable to non-controlling interests consist of the 49% or less outside ownership interests in our majority- owned subsidiaries. In 2015, 2016 and 2017, the non-controlling interests totaled $(91,127), $(29,707) and $(4,457), respectively.

Net Loss Attributable to Acorn International, Inc.

As a result of the foregoing, while we had a net loss of $40.2 million in 2015, we achieved net income of $3.4 million in 2016 and $12.4 million in 2017. As a percentage of total net revenues, our net income (loss) was 174.9% in 2015, and our net income was 20.9% and 61.4% of total net revenues in 2016 and 2017 respectively.

B.	Liquidity and Capital Resources

Although we had net income of $12.4 million in the year ended December 31, 2017, we still experienced negative cash flows from operations in the year ended December 31, 2017 and had accumulated deficits of $118.8 million as of that date.

Primarily in the second half of 2015, we commenced significant actions to improve our liquidity position, including sales of non-core assets, and reducing our cash burn. As of December 31, 2017, we had approximately $21 million in cash and cash equivalents, term deposits and restricted cash and we believe we will be able to realize our assets and satisfy our liabilities in the normal course of business.

Our anticipated cash flows for 2018 and planned actions to reduce costs and generate cash flows are based on our current expectations, beliefs and estimates and are not guarantees of our future operating results, liquidity and ability to continue operations.

	For the years ended December 31,
	2015	2016	2017
	(in thousands)
Cash and cash equivalents	12,147	25,506	21,020
Net cash provided by (used in) operating activities	(22,333)	(14,332)	(8,926)
Net cash provided by (used in) investing activities	9,399	28,718	7,896
Net cash provided by (used in) financing activities	(8,896)	(1,531)	(4,695)

Operating Activities

As of December 31, 2017, we had $21.0 million in cash and cash equivalents. Net cash used in operating activities were $22.3 million, $14.3 million and $9.1 million in 2015, 2016 and 2017, respectively. These amounts were adjusted for non-cash items such as gains on disposal of available-for-sale securities, depreciation and amortization, allowance for doubtful receivables, inventory write- downs, deferred income tax expenses(benefits), share-based compensation and changes in various assets and liabilities such as accounts receivables, inventories, prepaid advertising and other expenses, other current assets, accounts payable, accrued expenses, other current liabilities and notes payable, as applicable.

Investing Activities

Investing activities include proceeds from disposal of non-core real estate, proceeds from sales of Yimeng shares, purchases of property and equipment, disbursement for convertible loan receivable, disbursement for loan to related party, purchase of long-term assets, proceeds from disposal of equipment and decrease (increase) in restricted cash. Net cash provided by investing activities were $9.4 million, $28.7 million and $8.9 million in 2015, 2016 and 2017, respectively.

Net cash provided by investing activities in 2017 primarily reflects $9.3 million of proceeds from sales of our investment in Yimeng shares and $3.6 million decrease in disbursement for loan to related party. Net cash provided by investing activities in 2016 primarily reflects $18.9 million of proceeds from sales of our investment in Yimeng shares and $11.3 million proceeds from disposal of certain non-core properties of our Company. Net cash provided by investing activities in 2015 primarily reflects $9.6 million of our decrease in restricted cash in connection with our long-term bank borrowings and $3.3 million of proceeds from disposal of certain non-core properties of our Company, which we net against $3.0 million cash used for disbursement of convertible loan receivable.

Financing Activities

In 2017, our net cash used in financing activities mainly reflected $0.2 million which was used for our share buy-back plan, $0.3 million used to repurchase our ordinary shares from Mr. Tadashi Nakamure and $4.2 million used to repurchase our ordinary shares from SAIF. In 2016, our net cash used in financing activities mainly reflected repurchasing our ordinary shares valued at $1.5 million which was authorized by our share buy-back plan. In 2015, our net cash used in financing activities mainly reflected the repayment of our long-term bank borrowings of $8.5 million and $0.4 million used to repurchase our ordinary shares.

Capital Expenditures

Our capital expenditures consisted principally of the purchases and construction of property and equipment, investments in buildings related to expansions and upgrades to our call center and offices and purchases of management information systems.

C.	Research and Development

We spent $1.5 million, $0.3 million and $0.06 million on research and development in 2015, 2016 and 2017, respectively.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2015 to December 31, 2017 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F.	Tabular Disclosure of Contractual Obligations

A summary of our contractual obligations at December 31, 2017 is as follows:

	Payments due by period
		Less than		More than
Contractual obligations	Total	1 year	1-3 years	3 years
Operating leases*	$121,402	$120,784	$618	$-

Total	$121,402	$120,784	$618	$-

*	Operating leases are for office, warehouse and manufacturing facilities.

G.	Recently Issued Accounting Pronouncements

ASU 2015-09 - Revenue from Contracts with Customers. In May 2014, the Financial Accounting Standards Board (FASB) issued an accounting standard update on revenue recognition that will be applied to all contracts with customers. The update requires an entity to recognize revenue when it transfers promised goods or services to customers in an amount that reflects what it expects in exchange for the goods or services. It also requires more detailed disclosures to enable users of financial statements to understand the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. In August 2015, the FASB issued ASU No. 2015-14, deferring the effective date for ASU 2014-09 by one year, and thus, the new standard will be effective for fiscal years beginning after December 15, 2017, with early application permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The guidance allows for either a full retrospective or a modified retrospective transition method. The Company evaluated the effect of these accounting pronouncements on its financial statements and adopted this new guidance on January 1, 2018 using the modified retrospective application method. Our revenue is primarily generated from the sale of non-customized consumer products to customers. Each product represents a performance obligation that is satisfied at a single point in time control transfers, which is generally when we ship the product. The timing and amount of revenue recognized will not be impacted by the new standard. As a result, we expect that the standard will not have a material impact on our consolidated financial statements and internal controls over financial reporting but we are still evaluating the impact on our financial statement disclosures.

ASU 2015-17 - Deferred income taxes. In November 2015, the FASB issued ASU 2015-17, to simplify the presentation of deferred income taxes, which requires that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. The amendments in this Update apply to all entities that present a classified statement of financial position. The current requirement that deferred tax liabilities and assets of a tax-paying component of an entity be offset and presented as a single amount is not affected by the amendments in this Update and within a particular tax jurisdiction. The Company has elected to adopt ASU 2015-17 prospectively. As a result, the Company has presented all deferred tax assets and liabilities as non-current on the Company’s consolidated balance sheet as of December 31, 2017.There was no impact on the Company's result of operations as a result of the adoption of ASU 2015-17.

ASU 2016-01 - Financial Instruments. In January 2016, the FASB issued ASU No. 2016-01, Financial Instruments - Overall: Recognition and Measurement of Financial Assets and Financial Liabilities (“ASU 2016-01”), which requires that most equity investments be measured at fair value, with subsequent changes in fair value recognized in net income. The ASU 2016-01 also impacts financial liabilities under the fair value option and the presentation and disclosure requirements for financial instruments. In addition, the FASB clarified guidance related to the valuation allowance assessment when recognizing deferred tax assets resulting from unrealized losses on available-for-sale debt securities. Entities will have to assess the realizability of such deferred tax assets in combination with the entities other deferred tax assets. ASU 2016-01 is effective for fiscal years beginning after December 15, 2017 and for interim periods within that reporting period. The Company evaluated the effect of these accounting pronouncements on its financial statements and adopted this new guidance on January 1, 2018. We expect that the standard will not have a material impact on our consolidated financial statements and internal controls over financial reporting but we are still evaluating the impact on our financial statement disclosures.

ASU 2016-02 - Leases. In February 2016, the FASB issued ASU No. 2016-02, Leases (“ASU 2016-02”), which increases transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years, with early application permitted. Upon adoption, lessees must apply a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. The Company is currently evaluating the impact of its pending adoption of ASU 2016-02 on its consolidated financial statements.

ASU 2016-13 - Financial Instruments. In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments - Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). The standard changes the methodology for measuring credit losses on financial instruments and the timing of when such losses are recorded. ASU 2016-13 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2019. Early adoption is permitted for fiscal years, and interim periods within those years, beginning after December 15, 2018. The Company is currently evaluating the timing of adoption and impact of this new standard on its consolidated financial statements. ASU 2016-15 - Statement of Cash Flows. In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (“Topic 230”): Classification of Certain Cash Receipts and Cash Payments (“ASU 2016-15”), which is intended to reduce the existing diversity in practice in how certain cash receipts and cash payments are classified in the statement of cash flows. ASU 2016-15 is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years with early adoption permitted, provided that all of the amendments are adopted in the same period. The Company is currently evaluating the impact of its pending adoption of ASU 2016-15 on its consolidated financial statements.

ASU 2016-15 - Statement of Cash Flows. In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments (ASU 2016-15), which is intended to reduce the existing diversity in practice in how certain cash receipts and cash payments are classified in the statement of cash flows. ASU 2016-15 is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years with early adoption permitted, provided that all of the amendments are adopted in the same period. The Company is currently evaluating the impact of its pending adoption of ASU 2016-15 on its consolidated financial statements.

ASU 2016-16 - Income Taxes. In October 2016, the FASB issued ASU No. 2016-16, Income Taxes (Topic 740), Intra-Entity Transfers of Assets Other Than Inventory (ASU 2016-16), which requires entities to recognize the income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs. This amends current GAAP which prohibits recognition of current and deferred income taxes for all types of intra-entity asset transfers until the asset has been sold to an outside party. ASU 2016-16 is effective for fiscal years beginning after December 15, 2017, including interim periods therein with early application permitted. Upon adoption, the Company must apply a modified retrospective transition approach through a cumulative-effect adjustment to retained earnings as of the beginning of the period of adoption. The Company is currently evaluating the impact of this new standard on its consolidated financial statements, as well as its planned adoption date.

ASU 2016-18 - Restricted Cash. In November 2016, the FASB issued ASU 2016-18, “Statement of Cash Flows-Restricted Cash (a consensus of the FASB Emerging Issues Task Force),” effective for fiscal years beginning after December 15, 2017, and interim periods within that fiscal year. The standard addresses whether restricted cash and cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The Company is currently evaluating the impact of its pending adoption of ASU 2016-18 on its consolidated financial statements.

ASU 2018-02 - Tax Effects from Accumulated Other Comprehensive Income. In February 2018, the FASB issued ASU 2018-02 “Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income,” effective for the annual report period beginning after the December 15,2018 including the interim reporting period within that period. This update allows companies to reclassify from Accumulated Other Comprehensive Income to Retained Earnings standard tax effects resulting from the enactment of the Tax Cuts and Jobs Act (the “Tax Act”). The Company is currently evaluating the impact of its pending adoption of ASU 2018-02 on its consolidated financial statements.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.  Directors and Senior Management

The following table sets forth certain information relating to our directors and executive officers as of the date of this annual report. There is no family relationship between any of the persons named below. There is also no arrangement or understanding with major shareholders, customers, suppliers or others, pursuant to which any person referred below was selected as a director or member of senior management. The business address of each of our directors and executive officers is 19/F, 20th Building, 487 Tianlin Road, Shanghai 200233, People’s Republic of China.

Name	Age	Position/Title
Robert W. Roche	55	Chairman of the Board of Directors, Executive Chairman
Pierre E. Cohade	56	Independent Director, Lead Director
Jenny Hseau-Jean Wang	62	Independent Director
David Leung	56	Independent Director
Urs P. Zimmerman	55	Independent Director
Eric Haibing Wu	45	Independent Director
Jacob A. Fisch	41	Chief Executive Officer, President
Geoffrey Weiji Gao	45	Chief Financial Officer, Vice President
Jan Jie Lu	40	Vice President – Business Operation
Bethy Jie Wu	52	Vice President – Human Resources

Mr. Robert W. Roche is a co-founder and the executive chairman of Acorn, and the chairman of our board of directors. He also serves as the chairman of Oak Lawn Marketing, a company incorporated in Japan. In addition, Mr. Roche conducts numerous business operations throughout Asia and the United States. President Obama named Mr. Roche to the United States Trade Representative’s (USTR) Advisory Committee for Trade Policy and Negotiations. He is also a member of the Advisory Council for the non-profit 100,000 Strong Foundation. Mr. Roche’s other civic contributions include serving as prior Chairman of the Board of Governors of the American Chamber of Commerce in Shanghai, member of the American Chamber of Commerce Japan Board of Governors, and a Board Member at the USA Pavilion, Expo 2010 Shanghai. In addition to funding his own foundation, Mr. Roche’s philanthropic work includes endowing a chair at Nanzan University in Nagoya, Japan, and establishing a Masters of Laws (LLM) in International Business Transactions program at the University of Denver, Sturm College of Law. Mr. Roche received his bachelor’s degree in Economics and Japanese Studies from Illinois State University in 1985 and a J.D. degree from the University of Denver in 1988.

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

Ms. Jenny Hseau-Jean Wang is an independent director of our Company. Ms. Wang has over 30 years of experience in executive management, finance and business strategy for the Asia Pacific operations of several high-profile multinational organizations. From 2012 to 2013, Ms. Wang served as Senior Vice President for TE Connectivity (formerly Tyco Electronics) where she led China operations with a focus on growth through good corporate governance and strategic positioning. From 2005 to 2012, Ms. Wang led the growth of Goodyear Tire and Rubber Company in Asia, most recently in the role of Vice President, Investment and Business Development, Asia Pacific. From 2004 to 2005, she served as CFO and Vice President of Semiconductor Manufacturing International Company (SMIC), one of the world's largest semiconductor foundries. From 1993 to 2003, she served in various executive and finance positions for Motorola's Asia operations. Prior to that, she served as a Tax Manager at Arthur Andersen in the U.S. Ms. Wang is currently focused on community service in youth development and family and business financial planning in China. Ms. Wang has a Bachelor's degree in Business from Taiwan Providence University, a Master of Science in Accounting from the University of Houston and is a Certified Public Accountant in the US. Ms. Wang is fluent in Mandarin and English.

Mr. David Leung is an independent director of our Company. Mr. Leung served as the Chief Business Officer at Duke Kunshan University between 2013 and 2017 building it into a mature institution from at start-up. Prior to joining Duke Kunshan University, Mr. Leung served as Chief Financial and Business Officer at the Shanghai American School from 2007 to 2013. From 2004 to 2006, Mr. Leung served as Vice President at the Tasly Group Co. helping it manage its portfolio of investments in the pharmaceutical industry. Mr. Leung was with Motorola Hangzhou from 1997 to 2004, where he served as General Manager since 2002 and as Chief Financial Officer since 1997 with the responsibility over the mobile device business. From 1994 to 1996, Mr. Leung served as the Chief Financial Officer of AT&T Qingdao, and before that, Mr. Leung worked for AT&T in finance, network planning, market planning, and new business development roles. Mr. Leung received his bachelor’s degrees in applied mathematics and in political economy from the University of California at Berkeley, his MBA from Rutgers University, and his master’s in public policy from the University of Chicago. Mr. Leung is a certified public accountant and a certified School Business Administrator in the U.S.

Mr. Urs P. Zimmerman is an independent director of our Company. Mr. Zimmermann brings a wealth of expertise and knowledge to his role at Acorn, gained from spending more than 12 years working in multiple countries in Asia. Since April of 2015 he has served as the Senior Director and Country Head of DKSH China, a leading Swiss Market Expansion Service provider with a strong global brand portfolio focused on Asia. From May 2013 to March 2015 Mr. Zimmerman served as Country Head and Interim Manager in Thailand for IngenioCorp Co. Ltd., a logistics and supply chain solutions provider. Prior to that, Mr. Zimmerman held various executive roles in Europe, Africa and the Asia-Pacific Region with some of the world's leading logistics and supply chain management and healthcare companies. During his time in Asia, he held several Senior Director positions, including Regional CFO Asia in Hong Kong and had the responsibility for business development in several Asian countries. Born and raised in Switzerland, Mr. Zimmermann speaks German, English, French and is proficient in Spanish and Portuguese. He holds a Federal Certificate in Commerce and Administration in Switzerland. He gained his professional qualification through management courses from the International Institute for Management Development (IMD), Lausanne with a focus on business strategy, entrepreneurship, marketing, finance and leadership and holds an executive MBA from the IMD in Lausanne, Switzerland.

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

Mr. Jacob A. Fisch is the Chief Executive officer and President of Acorn. Mr. Fisch was previously Senior Advisor to Acorn from April 2014. Mr. Fisch’s background includes top executive roles with publicly-listed, global supply chain manager and consumer products giant Li & Fung Limited (HKSE: 494) from 2006 to 2010 and then with its controlling shareholder, the Fung Group, from 2010 to 2012. Such roles included Director of Corporate Development for the Fung Group, and Senior Vice President – General Counsel for Li & Fung Limited, where he was part of the core leadership team and global head of Legal responsible for Li & Fung’s then over 80 offices in over 40 countries. Mr. Fisch also co-founded Hong Kong venture firm, Nest, in 2010, and founded Mile Point Capital Partners in 2011. In 2013, Mr. Fisch also co-founded and became the non-executive Chairman of Dragon Law (now renamed Zegal), a technology company, from 2013 - 2017 after which time he became a non-executive director. Prior to these roles and activities, Mr. Fisch was an attorney at leading international law firms in New York City, Hong Kong and Shanghai. Mr. Fisch has been a term member at the Council on Foreign Relations in New York City, and a member of the Hong Kong-based Hong Kong Forum, affiliated with the Council on Foreign Relations and formed by former Hong Kong Chief Executive, CH Tung, and is a member of the Executive Forum, a fifty-person forum for the most senior managers of multinational corporations headquartered in Asia. Mr. Fisch is a member of YPO, Manhattan chapter. Mr. Fisch holds a J.D. from Harvard Law School and a B.A. from Columbia University.

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

Ms. Bethy Jie Wu is currently Vice President, Human Resources with Acorn International, Inc. She formally joined the organization on August 1st, 2017 at her transitional position as Senior Director, Human Resources and was soon appointed to her current job title in November 2017. Ms. Wu has more than twenty years of corporate HR leadership and talent & organization consulting experience, of which over ten years are in China with multinational companies and another ten years overseas in Canada. Before joining Acorn International, Inc., Ms. Wu was in Canada working for one of the biggest door components distributors in North America as Director of Human Resources & Corporate Culture between 2014 and 2017. She has also served as the HR Leader as well as the Head of Circulation & Customer Service with a reputable local Canadian investment and portfolio management company from 2012 to 2014. Prior to that, Ms. Wu has six years of experience as Senior HR Professional with two international consulting firms based in Canada between 2007 and 2012. Ms. Wu moved to Canada from China late 2006 from her position at Human Resources Director, Asia Pacific Region with Hewitt Associates, a well-known US based HR consulting and outsourcing firm, where she has served since 2001 and also acted as Senior Talent & Organization Consultant providing HR and leadership consulting service to external clients. Between 1998 and 2001 Ms. Wu took the China HR leadership role for Dun & Bradstreet based in Shanghai. She has also served as HR Manager for AIU Insurance Company Shanghai Branch, one of the subsidiaries of American International Group since 1995. Being an active member of HRPA (Human Resources Professional Association) in Canada since 2013, Ms. Wu holds her professional designations of CHRL (Certified Human Resources Leader) and CHRP (Certified Human Resources Professional). She is also a certified MBTI (Myers-Briggs Type Indicator) facilitator accredited by Australian Asianic Psychologists Press in 2005. Ms. Wu received her Master Degree in International Relations in Nanjing University in 1990, including one year of research and studies in the Johns Hopkins University – Nanjing University Centre for Chinese & American Studies. She also received her Bachelor Degree in History in Nanjing University in 1987.

B.	Compensation

Compensation of Directors and Executive Officers

In 2017, the aggregate compensation paid to our executive officers and all of our directors was approximately $2,83 million. We did not grant rights to purchase ordinary shares of the Company to any of our directors and executive officers in 2017. No benefits in kind were granted to our executive officers or directors. For information regarding options granted to officers and directors, see “—Equity Incentive Plans”. We do not pay or set aside any amounts for pensions, retirement or other benefits for our officers and directors.

In September 2017, our compensation committee and board of directors approved a bonus program pursuant to which participating executive officers were entitled to bonus compensation upon satisfaction of certain performance objectives or otherwise based on performance as determined at the discretion of the board. Under this program, our Executive Chairman, CEO and CFO are each entitled to a cash bonus equal to 100%, 70% and 50% respectively, of each one’s base salary if certain operating targets are achieved, with additional amounts payable at the discretion of the compensation committee and board of directors based on their further assessment of the officers’ performance.

Equity Incentive Plans

The board of directors of China DRTV adopted a 2005 Equity Incentive Plan, or the 2005 Plan, on March 18, 2005. On June 30, 2005, the board of directors of China DRTV approved a 2005 Equity Incentive Plan B, or the 2005 Plan B, in connection with China DRTV’s acquisition of the 49% non-controlling interest of Shanghai HJX not already owned by China DRTV at that time. On March 31, 2006, Acorn International assumed all of the options that had been granted under the 2005 Plan and the 2005 Plan B in connection with its acquisition of all of the outstanding shares of China DRTV in exchange for the issuance of shares by Acorn International to the shareholders of China DRTV. The board of directors of China DRTV terminated the 2005 Plan and the 2005 Plan B after the assumption by Acorn International of all of the options that had been granted under the 2005 Plan and the 2005 Plan B. Our 2006 Equity Incentive Plan, or the 2006 Plan, was adopted by the board of directors of Acorn International on May 1, 2006. The 2006 Plan terminated on April 30, 2016.

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

Generally, to the extent that an outstanding option or SAR initially granted under the 2005 Plan, the 2005 Plan B or the 2006 Plan has not vested by the date when the grantee’s employment or service with us terminates, the option or SAR would terminate and no longer be exercisable, except as described above. However, any remaining outstanding SARs or options remain governed by the terms of the applicable Plan as well as the respective option or equity incentive agreements pursuant to which they were issued.

Each SAR granted under our equity plans will be settled upon exercise solely in ordinary shares. Upon exercise, a holder of an SAR will receive ordinary shares having a market price, on the date of exercise, equal to the excess of the fair market value of our ordinary shares on the date of exercise over the exercise price of the applicable SAR.

As of the date of this annual report, no option or SAR grants made to our directors or executive officers under the 2006 Plan is outstanding, except that 136,080 restricted ordinary shares granted Geoffrey Weiji Gao at a purchase price of $0.01 are yet to vest per share subject to time-based and performance-based thresholds.

For risks related to registrations required of our PRC option holders, see Item 3.D, “Key Information—Risk Factors—Risks Relating to China—A failure by PRC individuals who hold shares or share options granted pursuant to an employee share option or share incentive plan to make any required applications and filings could expose our PRC individual option holders to liability under PRC law”.

Employment Agreements

We have entered into, and will enter into, employment agreements with each of our executive officers. Pursuant to these employment agreements, our executive officers each may be terminated by us with cause. We may also terminate their employment in circumstances prescribed under and in accordance with the requirements of applicable labor law, including notice and payment in lieu. Executive officers may terminate their employment with us at any time upon written notice. Although our employment agreements with our executive officers do not provide for severance pay, where severance pay is mandated by law, our executive officers will be entitled to severance pay in the amount mandated by law when his or her employment is terminated. In addition, each executive officer has agreed to hold, both during and after his or her employment agreement expires or is terminated, in strict confidence and not to use, except for our benefit (including our affiliated entities and our subsidiaries), any proprietary or confidential information, including technical data and trade secrets of our Company or the confidential information of any third party, including our affiliated entities and our subsidiaries, that we receive.

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

Terms of Directors and Executive Officers

We currently have six directors on our board of directors. On February 7, 2017, Mr. Pierre E. Cohade was appointed as a director by our board of directors. David Naphtali and Cosimo Borelli resigned from the board of directors of the Company for personal reasons effective July 17, 2017. The Company’s board of directors has appointed Pierre E. Cohade as Lead Director of Acorn on August 16, 2017. Our board of directors has appointed Ms. Jenny Hseau-Jean Wang as a director of the Company effective September 13, 2017. Our board of directors has appointed Mr. Urs P. Zimmerman as a director of the Company effective January 15, 2018. Under our current articles of association, each of our directors will be subject to retirement and reelection at each of our annual general meetings.

All of our officers are appointed by and serve at the discretion of our board of directors and are elected by, and may be removed by, a majority vote of our board of directors.

Board Committees

Our board of directors has established an audit committee, a compensation committee and a corporate governance and nominating committee.

Audit Committee

Our audit committee consists of Ms. Jenny Hseau-Jean Wang, Mr. Mr. Eric Haibing Wu, Mr. Pierre E. Cohade and Mr. David Leung. Ms. Jenny Hseau-Jean Wang is the chairman of our audit committee. Each member of our audit committee satisfies the “independence” requirements of the NYSE Rules and meets the criteria for independence set forth in Section 10A(m)(3) of the U.S. Securities Exchange Act of 1934, or the Exchange Act.

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

Compensation Committee

Our compensation committee consists of Ms. Jenny Hseau-Jean Wang, Eric Haibing Wu, Pierre E. Cohade and David Leung. Each of the members of our compensation committee satisfies the “independence” requirements of the NYSE Rules.

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

Corporate Governance and Nominating Committee

Our corporate governance and nominating committee consists of Mr. David Leung, Ms. Jenny Hseau-Jean Wang, Mr. Eric Haibing Wu and Mr. Pierre E. Cohade. Mr. David Leung is the chairman of this committee. Of the members of our corporate governance and nominating committee, all of the members satisfy the “independence” requirements of the NYSE Rules.

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

The guidelines are not intended to change or interpret any law or our amended and restated memorandum and articles of association. As a foreign private issuer with ADSs listed on the NYSE, we are subject to corporate governance requirements imposed by the NYSE. Please refer to Item 16.G., “Corporate Governance” for further details.

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

We have been focusing on enhancing the efficiency and per person productivity of our call center by (i) optimizing the call center to supervisor ratio, and (ii) identifying and retaining highly effective call center salespersons. Meanwhile, we continuously adapt our employee numbers to fit for the changing business scope and scale in all supporting function departments. As of December 31, 2015, 2016 and 2017, we had 305, 185 and 128 employees, respectively. The most labor intensive area of operation is our supporting functions, which employed approximately 28% of our total employees at the end of 2017. The salary for call center employees includes a base salary plus a variable amount based on an incentive bonus structure.

The following table sets forth the number of our employees categorized by our areas of operation and as a percentage of our total workforce as of December 31, 2017:

	Number of	Percentage
Operations	employees	of total
Supporting Functions (Admin/HR/IT/Financial/Legal)	36	28%
Call center	31	24%
Sales and marketing (all BU except the Call center)	30	23%
Operational Functions (Inventory/Logistic/Creative)	16	13%
Management (Chairman’s Office)	9	7%
Customer service	6	5%
Total	128	100.0%

Although we undertake a rigorous selection process for our call center employees, the turnover rate for our call center employees located in our Wuxi call center was approximately 181% in 2015, 132% in 2016 and 40% in 2017, respectively, reflecting both voluntary terminations and termination of employees failing to meet our performance standards.

E.	Share Ownership

The following table sets forth information known to us with respect to the beneficial ownership of our ordinary shares, as of April 30, 2018, of:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our ordinary shares (collectively “Principal Shareholders”).

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table below have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. The percentage of beneficial ownership is based on 53,437,890 ordinary shares outstanding as of April 30, 2018.

	Shares beneficially owned as
	of April 30, 2018
Name	Number	Percent
Directors and Executive Officers
Robert W. Roche(1)	40,719,697	76.20
Eric Haibing Wu	—	—
Ms. Jenny Hseau-Jean Wang	—	—
David Leung	—	—
Urs P. Zimmerman	—	—
Pierre E. Cohade(2)	65,884	0.12
Jacob A. Fisch	980,000	1.83
Geoffrey Weiji Gao	246,580	0.46
Jan Jie Lu	—	—
Bethy Jie Wu	—	—
All directors and executive officers as a group	42,012,161	78.61
Principal Shareholders
Bireme Limited(3)	19,999,990	37.43
Ritsuko Hattori-Roche(4)	38,967,937	72.92

(1)	includes (i) 87,588 ADSs held by Moore Bay Trust, which is a charitable trust with Mr. Robert W. Roche’s children being the beneficiaries of the remainder, (ii) 129,770 ordinary shares and 993,511 ADSs held by Bireme Limited, which is wholly owned by Mr. Robert W. Roche’s wife, (iii) 77,250 ADSs held by Catalonia LLC, which is owned by Mr. Robert W. Roche’s wife’s trust, and (iv) 13,899,267 ordinary shares and 176,184 ADSs held by Ms. Ritsuko Hattori-Roche. Mr. Robert W. Roche disclaims beneficial ownership of the aforesaid shares.

(2)	includes 65,884 ordinary shares owned by Artemis Ventures Ltd.; Mr. Cohade disclaims beneficial ownership of the 65,884 shares held by Artemis Ventures Ltd., except to the extent of his one percent ownership interest in that entity.

(3)	includes 129,770 ordinary shares and 993,511 ADSs.

(4)	includes (i) 13,899,267 ordinary shares 176,184 ADSs, (ii) 129,770 ordinary shares and 993,511 ADSs.held by Bireme Limited which is wholly owned by Ms. Ritsuko Hattori-Roche and (iii) 77,250 ADSs held by Catalonia LLC, which is owned by Ms. Ritsuko Hattori-Roche’s trust.

None of our existing shareholders has voting rights that differ from the voting rights of other shareholders. According to our register of members for our ordinary shares dated April 30, 2018, there are 83 record holders among our ordinary shareholders in the United States. Citibank, N.A. has advised us that, as of April 30, 2018, 2,395,729 ADSs, representing 47,914,581 underlying ordinary shares, were held of record by China DRTV, Inc. and CEDE & Co., who is domiciled in the United States. We have no further information as to ADSs held, or beneficially owned, by U.S. persons. To our knowledge, we are not owned or controlled, directly or indirectly, by another corporation, by any foreign government or by any other natural or legal persons, severally or jointly. We are not aware of any arrangement which may at a later date result in a change of control of our Company.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Please refer to Item 6.E, “Directors, Senior Management and Employees—Share Ownership”.

B.	Related Party Transactions

Contractual Agreements with Affiliated Entities and their Shareholders

Historically, PRC law used to restrict foreign equity ownership of companies that are engaged in direct sales and internet businesses. To comply with these restrictions, we operated our direct sales and internet interactive service businesses in China through a series of contractual arrangements with Shanghai Network, Beijing Acorn, Beijing HJX Technology, Shanghai HJX Electronic and their shareholders, Mr. Song, and Mr. Pan. See Item 4.C, “Information on the Company— Organizational Structure”.

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

The exclusive partnership agreement was approved by our audit committee. As of the date of this Form 20-F, we had identified six products through OLMI. In 2016 and 2017, we had no transactions with OLMI and therefore no service fee and royalty fees or royalties were paid to OLMI.

 Software License and Service Trial Agreement with Dreamstart (Hong Kong) Ltd.

We discontinued our business with Dreamstart (Hong Kong) Ltd., or Dreamstart, in August 2017. DreamStart is a company which provides one-stop solutions for telemarketing businesses through a proprietary software designed to increase the efficiency and capability of call centers. Mr. Roche currently owns approximately 20% shares in Dreamstart. In 2014, we paid approximately US$1.2 million to Dreamstart as a setup fee and trial fee for the dialing software and call center management system. Pursuant to the terms of the proposed agreement, if the software licensed by Dreamstart fails to achieve certain key performance indicators, all the monthly fees would be refunded to us. If the trial result was satisfactory to us, we had the option to enter into a definitive agreement with Dreamstart with terms and conditions not less favorable to us than those provided in the trial agreement. We terminated all business relations with Dreamstart in October 2014, and, that same month, we received a letter from Dreamstart demanding certain fees relating to our use of Dreamstart’s dialing software and call center management system following the trial period. In 2015, due to the settlement of the shareholder dispute, by approval of the board of directors on June 9, 2015, the management reconsidered the cooperation with Dreamstart and determined to pay US$1.6 million as the service fees for use of the call center management system developed by Dreamstart. On July 6, 2015, we entered into a settlement agreement with Dreamstart and reduced the settlement fees to US$1 million. See Item 8.A, “Financial Information—Consolidated statements and other financial information—Legal Proceedings”.

In 2015, we decided to continue our business with Dreamstart and re-negotiated the licensing arrangement for our use of its software for the call center. On September 15, 2015, we entered into a master agreement with Dreamstart and its affiliate, pursuant to which, Dreamstart granted a non-exclusive, non-transferable and non-assignable license of the software of Leverage Point System to us, and we shall pay a minimum monthly fee of US$50,000 and a variable fee of US$250 to Dreamstart and its affiliate during the term of the agreement. On September 9, 2015, we entered another software system development agreement with Dreamstart and its affiliate to customize the Leverage Point System pursuant to section 4.1 and section 8.E of the Master Agreement, pursuant to which Dreamstart shall explore and development the customized system for us and we shall pay Dreamstart an aggregate fee of RMB164,441.86. In 2016, we paid US$454,845 to DreamStart for the use of its call center management system. In 2017, we paid nil to DreamStart.

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

Strategic Cooperation Framework Agreement with Cachet Hotel Group

In November, 2017, the Company entered into a Strategic Cooperation Framework Agreement with Cachet Hotel Group Limited Cayman L.P. (“Cachet”), an international hospitality branding and management company. It is also part of the Roche Enterprises Limited group of companies. Roche Enterprises Limited is owned by Acorn’s Executive Chairman, Mr. Robert Roche and Mr. Roche is the Executive Chairman and the majority shareholder of Cachet. In addition, Mr. Jacob A. Fisch, Acorn’s Chief Executive Officer is a shareholder and member of the Board of Directors of Cachet. This Strategic Cooperation Framework Agreement is part of Acorn’s growth strategy to leverage its affiliate connections and, to the extent possible, build a stronger relationship with its fellow Roche Enterprises Limited portfolio companies.

Under the Strategic Cooperation Framework Agreement, Acorn will become Cachet’s preferred supplier for THE sourcing of all amenities, textiles, other hotel goods as well as various furniture, fixtures and equipment for the hotels, restaurants, clubs and other types of properties managed by Cachet, subject to Acorn’s ability to procure the products satisfying Cachet’s requirements on commercially reasonable terms. Best efforts will be used to ensure that the owners of these properties purchase their products from Acorn.

The Strategic Cooperation Framework Agreement also provides a credit facility for Acorn to loan to Cachet up to $10.0 million at an interest rate of 8% per annum for amounts borrowed in USD and 10% for amounts borrowed in RMB, with each drawdown subject to Acorn’s consent in its sole and absolute discretion. The facility has a three-year term with two one-year renewal options. Cachet’s repayment of all loans under the credit facility are personally guaranteed by Mr. Roche. As of September 30, 2017, Acorn had approximately $23.0 million in cash and equivalents earning standard bank interest rates. The credit facility affords Acorn the opportunity to invest its cash reserves at above market rates and on preferential terms while also allowing it to use such support to strengthen its strategic relationship with Cachet.

We have started collecting interests payment under this agreement. We have also started providing sourcing and procurement services to Cachet.

Waiver of Debts

As of the end of year 2017, Acorn Information waived the debts owed by three companies in our Group (i.e. Acorn Trade (Shanghai), Shanghai Network and Beijing Acorn), in an aggregate amount of approximately RMB231.72 million.

Employment Agreements

See Item 6.B, “Directors, Senior Management and Employee—Compensation—Employment Agreements”.

Share Options

See Item 6.B, “Directors, Senior Management and Employee—Compensation—Equity Incentive Plans”.

Shareholder Dispute

Our co-founders, Mr. Robert W. Roche and Mr. Don Dongjie Yang, as well as various other shareholders who are aligned with them, were involved in a dispute with each other for the control of our strategic direction and our board of directors. This shareholder dispute resulted in various proceedings being brought before the Cayman Islands Court during the fourth quarter of 2014 seeking a winding up order in respect of our Company or, in the alternative, various other remedies. In March 2015 the Cayman Islands court issued a final order related to the shareholder dispute and on May 4, 2015 we convened the EGM required to be called by the court’s final order that resulted in changes to our board members and our management. Please refer to the sections headed “Reimbursement to Mr. Robert W. Roche” for the details of the arrangements entered into by the parties.

In connection with the settlement, our board formed a committee comprised of directors who our board determined were independent, namely Mr. William Liang (who has since resigned from the Board without any subsequent replacement on this committee), Mr. Cosimo Borrelli (resigned on July 17, 2017) and Mr. David Leung, to evaluate and consider any actions to be taken our Company in connection the settlement and the terms thereof as they may apply to our Company (including potential conditions to any company action, the consideration to be received by our Company and measures designed to protect the interests of our Company and its other shareholders). As of the date of this annual report, the settlement has been fully paid.

On December 1, 2016, Acorn International, Inc., or Acorn International, brought a lawsuit against three former directors, namely Andrew Y. Yan, Gordon Xiaogang Wang, and Jing Wang for their misconduct, alleging that three defendants had breached their fiduciary duties and were responsible for alleged misconduct in and/or mismanagement of Acorn international's business resulting from the wrongful removal of Mr. Roche as the Acorn international's chief executive officer, exposing Acorn international to breach of contract claims, refusing to pursue valuable business opportunities and wrongful termination of certain employees resulting in unnecessary severance costs. The relief consists of (1) initial monetary damage claims comprised of US dollar denominated damages of approximately US$26,326,389.76, and Renminbi denominated damages of approximately RMB 120,045,222, (2) costs and (3) such further or other relief as the court considers just. On July 28, 2017, we have entered into a settlement agreement with REL, the Former Directors and SAIF. Pursuant to such settlement agreement, all parties thereto would, among other things, discontinue and/or withdraw all claims, counterclaims and taxation proceedings in the Cayman Islands Court related to the above mentioned matters. An agreement was also reached for the Company to repurchase all of the ordinary shares of the Company owned by SAIF, representing 27.7% of the total outstanding ordinary shares of the Company, for the purchase price of approximately $4.17 million, the equivalent of $4.05 per ADS. The purchase price represents an approximately 60.5%, 64.8% and 62.8% discount to the closing price of the Company’s ADSs based on the 30-day, 60-day and 90-day moving average, respectively. The repurchased shares have already been cancelled.

Transitional Services and Separation Agreement

On May 27, 2015, we entered into the TSSA with Mr. Dongjie Yang in connection with his resignation as a director and officer of the Company. Pursuant to the TSSA, we acquired all the ordinary shares in our Company held by Mr. Yang (i.e. 6,518,656 ordinary shares) through his wholly-owned company, D.Y. Capital, Inc., for nominal aggregate consideration of $1.00. At the time, these shares represented approximately 7.3% of our total outstanding ordinary shares, and were equivalent to 325,933 ADSs (with one ADS equivalent to twenty ordinary shares). Based on the closing price for our ADSs on the NYSE on May 27, 2015, i.e. the last trading day before our announcement of the TSSA, the acquired shares had a value of approximately $3.3 million. Promptly following acquisition, we cancelled the shares reducing our outstanding ordinary shares. Each of the company, Mr. Yang and our and his respective associated entities and persons gave a mutual waiver and release of all claims that may have against one another for any matters arising or occurring prior to May 27, 2015, the date of the TSSA.

Reimbursement to Mr. Robert W. Roche

In 2015, our board approved the settlement with Mr. Roche and in January 2016, we reached a settlement agreement with Mr. Robert W. Roche and Acorn Composite Corporation, Inc., or the ACCI, a company wholly owned by Mr. Roche, for the purpose of settling (i) various amounts incurred by ACCI and/or its associated companies on behalf of and for the benefit of securing the commercial and business interests of our Company; and (ii) Mr. Roche’s employment related damages and certain legal fees incurred in connection with such damages. Pursuant to the settlement agreement, we agreed to reimburse Mr. Roche approximately $0.9 million in total for various costs incurred by Mr. Roche and ACCI and for the employment-related damages and legal fees incurred by Mr. Roche from August 2014 to April 2015. In addition, each of Mr. Roche (together with ACCI) and us agreed to irrevocably discharge and release each other from all actions that may result from the shareholder dispute. The settlement agreement was discussed and approved by the board of directors.

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

Grant of Shares to Artemis Ventures Ltd.

Artemis Ventures Ltd., or Artemis Ventures, a company then wholly owned by Mr. Pierre E. Cohade, entered into a service agreement with China DRTV, Inc. on November 10, 2016 before Mr. Pierre E. Cohade joined us as an independent director on February 1, 2017. On January 12, 2017, our board of granted shares having a value equal to USD25,000 as the consideration for the consultancy services provided by Mr. Pierre E. Cohade from the middle October 2016 to the end of January 2017. On January 31, 2017, the service agreement with Artemis Ventures was terminated. Artemis Ventures was granted 65,884 ordinary shares in total. Mr. Pierre E. Cohade currently owns 1% of the shares of Artemis Ventures.

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

In early 2016, Acorn Information Technology (Shanghai) Co., Ltd filed a lawsuit at the People’s Court of Pudong District of Shanghai against Jinqiu Fitness Facility Co., Ltd., or Jinqiu Fitness, alleging that Jinqiu Fitness should stop infringing our registered trademark for our Babaka posture correction products and advertising online with relevant characters. Besides, we also required Jinqiu Fitness to pay us the indemnification of RMB 1,000,000. In May 9, 2016, the People’s Court of Pudong District of Shanghai held that Jinqiu Fitness shall pay us the indemnification in the amount of RMB 759,000. As of the date of this annual report, Jinqiu Fitness has not paid such indemnification and we have applied Pudong District of Shanghai for the enforcement of such payment by Jinqiu Fitness..

In March 2016, Shanghai Acorn Advertising Broadcasting Co., Ltd. filed a lawsuit against four advertisement companies registered in Beijing, Xi’an and Shanghai, respectively, requesting the defendants to repay deposits and advertising fees totaling RMB10,226,490.06 previously paid by us. We also claimed that the defendants should be responsible for paying damages of RMB 2,157,442 in aggregate as well as attorney fees and other relevant expenses. The court has accepted our application to freeze the defendants’ assets on March 14, 2016. As of the date of this annual report, we reached a settlement agreement with an advertisement company registered in Beijing and all the outstanding and due payment owed to us has been paid. As of the date of this annual report, the court supported some of our claims against another advertisement company registered in Beijing, and after the second appealing such defendant has paid us RMB 887,250 in full supported by the court. . In the case against an advertisement company registered in Xi’an, we reached a settlement with such defendant on November 2, 2016. However, since such defendant has not paid us in accordance with such settlement agreement as of the date of this annual report, we have applied to the court to enforce such settlement agreement. In the case against an advertisement company registered in Shanghai, the court supported our claims for the full principal amount and damages equal to four times of bank loan interests counting since January 9, 2015 against such defendant. As of the date of this annual report, the defendant has not paid such principal and damages and we have applied for the enforcement of such payment.

In March 2016, Acorn Trade filed a lawsuit in Shanghai Xuhui District People’s Court against Henan Feifan Electronic Technology Co., Ltd., Mr. Li Dengke and Mr. Nie Yafei to claim for payment for goods, in a sum of RMB2,319,790, together with the interest of RMB92,791.6 accrued to it and all relevant attorney fees and costs of preservation. The court has accepted our case and ordered to freeze the defendant’s assets. In February 20, 2017, the judgment issued by Shanghai Xuhui District People’s Court supported the principal amount and damages equal to bank loan interests counting from July 17, 2015 to June 15, 2017. Such payments have not been received yet.

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

On August 1, 2016, Acorn Information, filed a lawsuit in Zhuzhou Intermediate People’s Court against Zhuzhou Xiangguo Trading Co., Ltd. and Mr. Su Yisong for its infringement upon the registered trademark owned by Acorn Information. In January 24, 2017, the court rejected our claims.

On October 1, 2016, Acorn Information filed a lawsuit in Beijing Xi Cheng Court against Taian De’ang Trading Co., Ltd. for its infringement upon the trademarks hold by Acorn Information and the court accepted the case. According to the reconciliation agreement achieved between us in December 2016, Taian De’ang paid RMB 100,000 to us.

On October 1, 2016, Acorn Information filed a lawsuit in Beijing Intellectual Property Court against Taian De’ang Trading Co., Ltd. for its infringement upon the patent hold by Acorn Information and the court accepted the case. As of the date of this annual report, we are still waiting for the court to determine the date for the first hearing.

On January 1, 2017, Acorn Information filed a lawsuit in Shanghai Intellectual Property Court against Nanji E-Commerce (Shanghai) Co., Ltd., Nanji E-Commerce Holding Co., Ltd., Jinan Xuelai Electronic Technology Co., Ltd., Yongkang Juyixuan Trading Co., Ltd. and Ningbo Tangpai E-Commerce Co., Ltd. for their joint infringement upon the patent hold by Acorn Information and the court accepted the case. We have withdrawn the lawsuit as of the date hereof.

On February 2, 2017, Acorn Information filed a lawsuit in Shenzhen Bao’an District People’s Court against Shenzhen City Yangfuren Environmental Protection Technology Co., Ltd. for its infringement upon the registered trademark owned by Acorn Information claiming for damages of RMB 1000,000. The court accepted the case but supported only RMB 150,000. We have applied to the court for enforcement of such payment.

On April 7, 2017, Acorn Trade filed a lawsuit in Shanghai Xuhui District People’s Court against Chongqin Heda Technology Co., Ltd. for payment for goods, in a sum of RMB534,700 and the interest accrued to it. On November 1, 2017 the court affirmed the claims raised by Acorn Trade. As of the date of this annual report, Acorn Trade has applied the court to enforce the judgment against the defendants.

On April 8, 2017, Acorn Trade filed a lawsuit in Shanghai Xuhui District People’s Court against Sichuan Heda Technology Co., Ltd. for payment for goods, in a sum of RMB 1,109,127 and the interest accrued to it. On November 1, 2017 the court affirmed the claims raised by Acorn Trade. As of the date of this annual report, Acorn Trade has applied the court to enforce the judgment against the defendants.

On April 14, 2017, Acorn Trade filed a lawsuit against Shenzhen City Oriental Forest Co., Ltd. for payment for goods, in a sum of RMB1,068,200, and the damages in a sum of RMB1,500,000. According to the reconciliation agreement achieved between us on September 18, 2017, Shenzhen City Oriental Forest Co., Ltd. paid RMB 550,000 to us.

We have in the past been and in the future may again be, the subject of investigation by SAIC.

On July 20, 2016, Shanghai Network received a penalty notice from SAIC, Shanghai Pudong District branch, in which Shanghai Network was required to pay RMB250,000 as a penalty for its alleged non-compliance with certain requirements under PRC Advertising Law. As of the date of this annual report, Shanghai Network has paid such penalty in full.

In June 2017, Shanghai HJX Digital Technology Co., Ltd or Shanghai HJX received a penalty notice from SAIC, Shanghai Qingpu District branch requiring the penalty payment of RMB40,000 for its forklift truck in warehouse not being properly inspected according to government requirements. Shanghai HJX has already paid this penalty as of the date of this annual report.

In December 2017, SAIC, Shanghai Qingpu District branch issued two penalty payment notices of RMB1500 and RMB21,500 respectively to Acorn Trade (Shanghai) Co., Ltd or Acorn Trade and Shanghai Network for the two companies publishing misleading advertisement online. Acorn Trade and Shanghai Network both have paid such penalty as of the date of this annual report.

We have in the past been, currently are, and in the future may again be, the subject of claims for contractual disputes, intellectual property right infringement or other claims during our course of business.

On May 2, 2017, Acorn Trade (Shanghai) Co., Ltd. or Acorn Trade, received a notice from Shenzhen Bao'an District People’s Court that Shenzhen City Hong Cai Presentation Equipment Co., Ltd. filed a lawsuit regarding a contractual dispute in Shenzhen Bao'an District People’s Court against Acorn Trade, claiming that Acorn Trade must pay a sum of RMB720,107, including the overdue payment of RMB667,535 and the liquidated damages of RMB52,572. We received the decision from the court on October 23, 2017 supporting Hong Cai’s all claims. As of the date hereof we have made an appeal to a higher court.

On May 9, 2017, Acorn Trade received a notice from Shanghai Xuhui District People’s Court that Shenzhen City Sang Di Technology Co., Ltd., or Sang Di Technology, filed a lawsuit regarding a contractual dispute in Shanghai Xuhui District People’s Court against Acorn Trade, claiming that Acorn Trade must continue to perform its obligations under the contract with Sang Di Technology, pay a sum of RMB3,984,750, including the overdue payment of RMB3,869,787, the liquidated damages of RMB14,963 and attorney fees paid by Sang Di Technology of RMB100,000. As of the date of this annual report, Sang Di has withdrawn all its claims filed at the court.

On May 2, 2017, Shanghai Network, received a notice from Shanghai Intellectual Property Court that Shanghai Hai Tao Information Technology Co., Ltd. filed a lawsuit regarding a contractual dispute in Shanghai Intellectual Property Court against Acorn Network, claiming that Acorn Network must pay an overdue payment amount of RMB85,000, together with the relevant interest accrued to it. As of the date of this annual report, we have entered into a reconciliation agreement with Hai Tao and have paid them RMB15,000 according to the agreement.

In July 2017, ArcherMind Technology (Nanjing) Co., Ltd. Or ArcherMind, filed a suitcase at Shanghai Intellectual Property Court claiming for Acorn Trade paying them a sum of RMB445,936 including testing development fee of RMB392,545, software development fee of RMB46,800 and damage of RMB6,590.19. As of the date of this annual report, we achieved a reconciliation agreement with ArcherMind and have paid them RMB358,000 according to the agreement.

In August 2017, Beijing Zhong Wu Xian Display and Demonstration Co., Ltd or Zhong Wu Xian, filed a suitcase at the court of Qingpu district, Shanghai against Acorn Trade claiming for processing and logistics fee of RMB1,717,710 with interests based on relevant bank loan rate, and litigation costs of RMB4,040. The court opened for hearing on November 14, 2017, and we are waiting for the court decision.

In October 2017 one of our ex-employees Mr. Han Xue in Beijing filed a lawsuit at Chao Yang District the Arbitration Commission for Labor and Personnel Disputes claiming for Shanghai Network paying him compensation of RMB355,848 in total, including RMB310,878 for terminating the labor contract, payment for unused sick leave of RMB14,400, and payment for unused annual leave of RMB30,570. On December 5, 2017 the commission opened for hearing in Beijing and their final judgment is for us to pay Mr. Han XUE RMB146,438 for terminating the labor contract, payment for unused sick leave of RMB882 and payment for unused annual leave of RMB3,688.

In January 2018, Acorn Information Technology (Shanghai) Co., Ltd filed a suitcase at the People’s Court of Nanjing Xuanwu District against Yong Kang Pei Tai Industry and Trade Co., Ltd or Yong Kang Pei Tai, for their infringing our well-known trademark “babaka”. Before the court open for hearing, we achieved reconciliation agreement with Yong Kang Pei Tai and they already paid us RMB250,000 according to the agreement.

In February 2018, Hebei Education Press Co., Ltd filed three similar suitcases against Shanghai Network together with Shanghai HJX Digital Technology Co., Ltd and Beijing Jingdong Three Hundred and Sixty-Degree Electronic Commerce Co., Ltd claiming for infringing its copyright, and asked for RMB522,500 each case. We are waiting for the court to determine the date for hearing.

Litigation against certain former directors for their misconducts during their service.

Please refer to Item 7.B, “Major Transactions and Related Party Transactions—Related Party Transactions- shareholder dispute”.

Dividend Policy

We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. In 2015, 2016 and 2017, we did not declare any dividends.

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

Current regulations in China permit our PRC subsidiaries to pay dividends to us only out of their respective accumulated distributable profits, if any, determined in accordance with their articles of association and PRC accounting standards and regulations. The ability of these subsidiaries to make dividends and other payments to us may be restricted by factors that include changes in applicable foreign exchange laws and other laws and regulations. In particular, under Chinese law, these operating subsidiaries may only pay dividends after 10% of their net profit has been set aside as reserve funds, unless such reserves have reached at least 50% of their respective registered capital. Such reserve may not be distributed as cash dividends. In addition, if any of our 11 PRC operating subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us.

B.	Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.	THE OFFER AND LISTING

A.	Offering and listing details. Price Range of Our ADSs

Our ADSs are listed for trading on the NYSE under the symbol “ATV,” and have been listed since May 3, 2007.

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

The following table sets forth the high and low daily closing trading prices of our ADSs on the NYSE for the periods indicated as adjusted to reflect our ADS ratio change:

	Price per ADS (US$)
	High	Low
Annual:
2013	2.97	1.42
2014	2.81	1.32
2015	19.20	2.47
2016	11.11	3.90
2017	18.9	7.9
Quarterly:
First Quarter, 2016	8.35	4.01
Second Quarter, 2016	7.30	4.11
Third Quarter, 2016	10.50	5.20
Fourth Quarter, 2016	11.11	5.99
First Quarter, 2017	11.71	7.9
Second Quarter, 2017	13.91	8.87
Third Quarter, 2017	16.8	9.36
Fourth Quarter, 2017	18.9	13.58
First Quarter, 2018	21.59	18.01
Monthly
October 2017	14.63	13.58
November 2017	18.9	13.97
December 2017	17.69	15.99
January 2018	21.13	18.4
February 2018	21.59	18.01
March 2018	19.62	18.35
April 2018	10.2	8.87

B.	Plan of Distribution

Not applicable.

C.	Markets

See Item 9.A above

D.	Selling Shareholders

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

See “Item 4. Information on the Company — B. Business Overview — Regulation on Foreign Exchange Control and Administration”

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

 U.S. Federal Income Taxation

This discussion describes certain material U.S. federal income tax consequences to U.S. Holders (as defined below) relating to the purchase, ownership and disposition of our ADSs and ordinary shares. This discussion does not address any aspect of U.S. federal gift or estate tax, or the state, local or non-U.S. tax consequences of an investment in our ADSs and ordinary shares. This discussion does not apply to U.S. Holders who are members of a class of holders subject to special rules, such as:

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

Subject to the “Passive Foreign Investment Company” discussion below, if we do make distributions and you are a U.S. Holder, the gross amount of any distributions with respect to your ADSs and ordinary shares (including the amount of any taxes withheld therefrom) will generally be includible in your gross income on the day you actually or constructively receive such income as dividend income if the distributions are made from our current or accumulated earnings and profits, calculated according to U.S. federal income tax principles. However, if you are a non-corporate U.S. Holder, including an individual, and have held your ADSs and ordinary shares for a sufficient period of time, certain dividend distributions on our ADSs and ordinary shares will generally constitute qualified dividend income taxed at a reduced rate of taxation as long as our ADSs continue to be readily tradable on the NYSE. However, based on existing guidance, it is not entirely clear whether dividends you receive with respect to the ordinary shares will be taxed as qualified dividend income, because the ordinary shares are not themselves listed on a U.S. exchange. You should consult your own tax advisor as to the rate of tax that will apply to you with respect to dividend distributions, if any, you receive from us.

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

We believe we were classified as a PFIC for U.S. federal income tax purposes in the taxable year ended December 31, 2017. Although we intend to conduct our business activities in a manner to reduce the risk of our classification as a PFIC in the future, we currently hold, and expect to continue to hold, a substantial amount of cash and other passive assets, and, because the value of our assets is likely to be determined in large part by reference to the market prices of our ADSs and ordinary shares, which are likely to fluctuate, there can be no assurance that we will not continue to be classified as a PFIC for 2018 or any future taxable year.

For any taxable year in which we were a PFIC during which you held our ADSs or ordinary shares, certain adverse U.S. federal income tax rules would apply. You would generally be subject to additional taxes and interest charges on certain “excess distributions” we make and on any gain realized on the disposition or deemed disposition of your ADSs or ordinary shares, regardless of whether we continue to be a PFIC in the year in which you receive an “excess distribution” or dispose of or are deemed to dispose of your ADSs or ordinary shares. Distributions in respect of your ADSs or ordinary shares during a taxable year would generally constitute “excess distributions” if, in the aggregate, they exceed 125% of the average amount of distributions with respect to your ADSs or ordinary shares over the three preceding taxable years or, if shorter, the portion of your holding period before such taxable year.

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

For any taxable year in which we were a PFIC during which you held our ADSs or ordinary shares, under certain attribution rules, you will be deemed to own your proportionate share of lower-tier PFICs, and will be subject to U.S. federal income tax on (a) a distribution on the shares of a lower-tier PFIC and (b) a disposition of shares of a lower-tier PFIC, both as if you directly held the shares of such lower-tier PFIC. In addition, no distribution that you receive from us would qualify for taxation at the reduced rate of taxation discussed in the “—Dividends on ADSs and Ordinary Shares” section above.

You would generally be able to avoid the “excess distribution” rules described above by making a timely so-called “market-to- market” election with respect to your ADSs provided our ADSs are “marketable”. Our ADSs will be “marketable” as long as they remain regularly traded on a national securities exchange, such as the NYSE. If you made a mark-to-market election in a timely fashion, you would generally recognize as ordinary income or ordinary loss the difference between the fair market value of your ADSs on the first day of any taxable year and their value on the last day of that taxable year. Any ordinary income resulting from this election would generally be taxed at ordinary income rates and would not be eligible for the reduced rate of tax applicable to qualified dividend income. Any ordinary losses would be limited to the extent of the net amount of previously included income as a result of the mark-to-market election, if any. Your basis in the ADSs would be adjusted to reflect any such income or loss. You should consult your own tax advisor regarding potential advantages and disadvantages to you of making a “mark-to- market” election with respect to your ADSs. The mark-to-market election will not be available for any lower tier PFIC that is deemed owned pursuant to the attribution rules discussed above.

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

Since we believe we were classified as a PFIC for the 2017 taxable year, we may arrange to provide a PFIC annual information statement (including information for lower tier PFICs) to U.S. Holders upon their request. We may post this 2017 statement on our corporate website in the “Investor Relations” section. Information contained on our website does not constitute a part of this annual report. If not posted on our corporate website, you would have to contact us to make a request. If you decide to make a QEF election, it must be made on or before the due date for filing your U.S. federal income tax return (including extensions) for the 2017 taxable year or the first year to which the QEF election will apply.

You are urged to consult your own tax advisor concerning the making of such a QEF election and in particular with regard to the application of the “excess distribution” rules to you on any gain realized on the disposition or deemed disposition of your ADSs or ordinary shares, regardless of whether we continue to be a PFIC in the year in which you receive an “excess distribution” or dispose of or are deemed to dispose of your ADSs or ordinary shares should you not make the QEF election with respect to the 2017 taxable year.

For any taxable year in which we were a PFIC during which you held our ADSs or ordinary shares, you must file IRS Form 8621 for each taxable year in which you recognize any gain on the sale or other disposition of your ADS or ordinary shares, receive deemed or actual distributions from us, or make certain elections (including a QEF and mark-to-market election) with respect to your ADSs or ordinary shares. In addition, unless otherwise provided by the U.S. Treasury, each U.S. Holder of a PFIC is required to file an annual report containing such information as the U.S. Treasury may require. You should consult your own tax advisor as to the application of any information reporting requirements to you resulting from our status as a PFIC.

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

PROSPECTIVE PURCHASERS OF OUR ADSS AND ORDINARY SHARES SHOULD CONSULT THEIR OWN TAX ADVISOR REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY OTHER TAX CONSEQUENCES RESULTING FROM PURCHASING, HOLDING OR DISPOSING OF OUR ADSS AND ORDINARY SHARES, INCLUDING THE APPLICABILITY AND EFFECT OF THE TAX LAWS OF ANY STATE, LOCAL OR NON-U.S. JURISDICTION AND INCLUDING ESTATE, GIFT AND INHERITANCE LAWS.

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

Interest Rate Risk

As of December 31, 2017, we did not have any outstanding borrowing balance. If we borrow money in future periods, we may be exposed to interest rate risk. We believe our exposure to interest rate risk and other relevant market risks is not material.

Inflation

Inflation in China has not materially affected our results of operations in recent years. According to the National Bureau of Statistics of China, the change of consumer price index in China was 1.4%, 2.0% and 1.6% in 2015, 2016 and 2017, respectively.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

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

From January 1, 2017 to March 31, 2018, we did not receive any reimbursement from the depositary.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

The rights of securities holders have not been materially modified.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of the end of the period covered by this annual report, Our management, with the participation of our chief executive officer and our principal financial and accounting officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) under the Exchange Act) at December 31, 2017. Based on that evaluation, our CEO and principal financial and accounting officer concluded that our disclosure controls and procedures were effective as of December 31, 2017.

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

Under the supervision and with the participation of our chief executive officer and chief financial officer, our management conducted an assessment of the effectiveness of internal control over financial reporting as of December 31, 2017 based on the criteria established in Internal Control — Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our management’s assessment, we concluded that our internal control over financial reporting was effective as of December 31, 2017.

Remediation and Changes in Internal Control over Financial Reporting

There have not been any changes in our internal control over financial reporting in the year ended December 31, 2017, which have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our audit committee is comprised of Ms. Jenny Hseau-Jean Wang, Mr. Eric Haibing Wu, Mr. Pierre E. Cohade and Mr. David Leung. Ms. Jenny Hseau-Jean Wang is the chairman of our audit committee who is qualified as an “audit committee financial expert” as defined in Item 401(h) of Regulation S-K under the Securities Act. Each of these directors satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE and Rule 10A-3 under the Exchange Act.

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

	2016	2017
Audit fees(1)	$255,528	$252,140
Audit-related fees(2)	—	—
Tax fees(3)	7,215	33,091
All other fees	—	—

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our principal auditors for the assurance and related services. The audit fee for 2017 mainly represents audit and review of financial statements.

(2)	Audit-related fees represent aggregate of fees billed for professional services rendered for the assurance and related services that are not reported under audit fees.

(3)	“Tax fees” includes fees billed for tax consultations.

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

On January 11, 2016, our Board of Directors adopted a share repurchase program under which we may, from time to time on the open market at prevailing market prices, in privately negotiated transactions and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations, repurchase up to US$2 million worth of our ADSs. On August 8, 2016, the Board of Directors of the Company authorized an expansion of the share repurchase program – the Board increased the Company’s repurchase authority so that up to US$4 million worth of its ADSs can be repurchased. The Company’s proposed repurchases may be made from time to time on the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. The timing and extent of any purchases will depend upon market conditions, the trading price of its ADSs and other factors, and are subject to the restrictions relating to volume, price and timing under applicable law.

As of April 30, 2018, we had repurchased an aggregate of 247,686 ADSs, representing 4,953,720 ordinary shares, on the open market for total cash consideration of approximately $2.3 million under the aforesaid share repurchase program. The repurchased ADSs are currently held by our subsidiary China DRTV as treasury stocks. Our Board of Directors will review the share repurchase program periodically, and may authorize adjustment of its terms and size.

On February 6, 2017, China DRTV repurchased 40,334 ADSs, representing 806,699 ordinary shares from Mr. Tadashi Nakamura for of the purchase price of approximately $306,744, at US$ 7.6051 per ADS.

On August 3, 2017, the Company repurchased 20,591,970 ordinary shares from SB Asia Investment Fund II, L.P. for the purchase price of approximately $4.17 million, at US$ 4.05 per ADS.

The table below details our purchases of our own equity securities pursuant to our share repurchase program:

Period	Total Number of ADS purchased	Average Share Price Paid Per ADS	Total Number of ADS Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Amount that May Yet be Purchased Under the Plans or Program
03/2016	4,196	4.4608	4,196	1.7 million
04/2016	8,809	4.3566	8,809	1.7 million
08/2016	55,617	7.3494	55,617	1.7 million
09/2016	71,941	8.3443	71,941	1.7 million
10/2016	24,847	9.1781	24,847	1.7 million
11/2016	16,746	8.0407	16,746	1.7 million
12/2016	14,057	7.2434	14,057	1.7 million
01/2017	11,476	8.7484	11,476	1.7 million
02/2017	1,400	9.1623	1,400	1.7 million
03/2017	9,526	8.9918	9,526	1.7 million
12/2017	1,162	16.8010	1,162	1.7 million
01/2018	11,564	19.7995	11,564	1.7 million
02/2018	7,092	19.6013	7,092	1.7 million
03/2018	7,393	19.5445	7,393	1.7 million
04/2018	1,860	20.3765	1,860	1.7 million
Total	247,686

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

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

As a foreign private issuer with shares listed on the NYSE, we are subject to corporate governance requirements imposed by the NYSE. Under Section 303A of the NYSE’s Listed Company Manual, NYSE listed non-US companies may, in general, follow their home country corporate governance practices in lieu of some of the NYSE corporate governance requirements. We are committed to a high standard of corporate governance. As such, we endeavor to comply with most of the NYSE corporate governance practices. However, the following are the ways in which our current corporate governance practices differ from NYSE corporate governance requirements since the laws of Cayman Islands do not require such compliance:

•	Our corporate governance and nominating committee of our board of directors is not comprised entirely of independent directors.

•	Our compensation committee of our board of directors is not comprised entirely of independent directors.

We may in the future determine to voluntarily comply with one or more of the foregoing provisions as required by NYSE’s Listed Company Manual.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report.

ITEM 19.	EXHIBITS

EXHIBITS INDEX

Exhibit
Number	Description
1.1*	Amended and Restated Memorandum and Articles of Association of Acorn International, Inc.

2.1**	Specimen American Depositary Receipt

2.2*	Specimen Certificate for Ordinary Shares

2.33**	Form of Deposit Agreement among Acorn International, Inc., Citibank, N.A., and holders and beneficial owners of American Depositary Shares issued thereunder

4.1*	Form of Indemnification Agreement with the directors of Acorn International, Inc.

4.2*	Form of Employment Agreement of Acorn International, Inc.

4.3***	Loan Agreement undated, by and among Acorn Trade (Shanghai) Co., Ltd., Kuan Song and Pan Zong

4.4***	Exclusive Technical Service Agreement undated, by and between Acorn Trade (Shanghai) Co., Ltd. and Beijing HJX Technology Development Co., Ltd.

4.5***	Operation and Management Agreement undated, by and among Acorn Trade (Shanghai) Co., Ltd., Beijing HJX Technology Development Co., Ltd., Kuan Song and Pan Zong

4.6***	Equity Pledge Agreement undated, by and among Acorn Trade (Shanghai) Co., Ltd., Kuan Song and Pan Zong in connection with shares of Beijing HJX Technology Development Co., Ltd.

4.7***	Exclusive Purchase Agreement undated, by and among Acorn Trade (Shanghai) Co., Ltd., Kuan Song, Pan Zong and Beijing HJX Technology Development Co., Ltd.

4.8***	Power of Attorney undated, issued by Kuan Song and Pan Zong in favor of a designee of Acorn Trade (Shanghai) Co., Ltd. in connection with Beijing HJX Technology Development Co., Ltd.

4.9***	Termination Agreement undated, by and among Shanghai HJX Digital Technology Co., Ltd., Kuan Song, Pan Zong, Beijing HJX Technology Development Co., Ltd., Acorn Trade (Shanghai) Co., Ltd. and Weiji Gao in connection with the termination of prior contractual arrangements regarding Beijing HJX Technology Development Co., Ltd.

4.10***	Letter of Consent undated, issued by Kai Wang

4.11***	Loan Agreement dated May 27, 2015, by and among Acorn Information Technology (Shanghai) Co., Ltd., Kuan Song and Pan Zong

4.12***	Exclusive Technical Service Agreement dated May 27, 2015, by and between Acorn Information Technology (Shanghai) Co., Ltd. and Beijing Acorn Trade Co., Ltd.

4.13***	Operation and Management Agreement dated May 27, 2015, by and among Acorn Information Technology (Shanghai) Co., Ltd., Beijing Acorn Trade Co., Ltd., Kuan Song and Pan Zong

4.14***	Equity Pledge Agreement dated May 27, 2015, by and among Acorn Information Technology (Shanghai) Co., Ltd., Kuan Song and Pan Zong in connection with shares of Beijing Acorn Trade Co., Ltd.

4.15***	Exclusive Purchase Agreement dated May 27, 2015, by and among Acorn Information Technology (Shanghai) Co., Ltd., Kuan Song, Pan Zong and Beijing Acorn Trade Co., Ltd.

4.16***	Power of Attorney dated May 27, 2015, issued by Kuan Song and Pan Zong in favor of a designee of Acorn Information Technology (Shanghai) Co., Ltd. in connection with Beijing Acorn Trade Co., Ltd.

4.17***	Termination Agreement dated May 27, 2015, by and among Acorn Information Technology (Shanghai) Co., Ltd., Dongjie Yang, Weiguo Ge, Beijing Acorn Trade Co., Ltd., Kuan Song and Pan Zong in connection with the termination of prior contractual arrangements regarding Beijing Acorn Trade Co., Ltd.

4.18***	Letter of Consent dated May 27, 2015, issued by Kai Wang

4.19***	Loan Agreement dated May 27, 2015, by and among Acorn Information Technology (Shanghai) Co., Ltd., Kuan Song and Pan Zong

4.20***	Exclusive Technical Service Agreement dated May 27, 2015, by and between Acorn Information Technology (Shanghai) Co., Ltd. and Shanghai Acorn Network Technology Development Co., Ltd.

4.21***	Operation and Management Agreement dated May 27, 2015, by and among Acorn Information Technology (Shanghai) Co., Ltd., Shanghai Acorn Network Technology Development Co., Ltd., Kuan Song and Pan Zong

4.22***	Equity Pledge Agreement dated May 27, 2015, by and among Acorn Information Technology (Shanghai) Co., Ltd., Kuan Song and Pan Zong in connection with shares of Shanghai Acorn Network Technology Development Co., Ltd.

4.23***	Exclusive Purchase Agreement dated May 27, 2015, by and among Acorn Information Technology (Shanghai) Co., Ltd., Kuan Song, Pan Zong and Shanghai Acorn Network Technology Development Co., Ltd.

4.24***	Power of Attorney dated May 27, 2015, issued by Kuan Song and Pan Zong in favor of a designee of Acorn Information Technology (Shanghai) Co., Ltd. in connection with Shanghai Acorn Network Technology Development Co., Ltd.

4.25***	Termination Agreement dated May 27, 2015, by and among Acorn Information Technology (Shanghai) Co., Ltd., Dongjie Yang, Weiguo Ge, Shanghai Acorn Network Technology Development Co., Ltd., Kuan Song and Pan Zong in connection with the termination of prior contractual arrangements regarding Shanghai Acorn Network Technology Development Co., Ltd.

4.26***	Letter of Consent dated May 27, 2015, issued by Kai Wang

4.27***	Exclusive Technical Service Agreement dated May 27, 2015, by and between Shanghai HJX Digital Technology Co., Ltd. and Shanghai HJX Electronic Technology Co., Ltd.

4.28***	Operation and Management Agreement dated May 27, 2015, by and among Shanghai HJX Digital Technology Co., Ltd., Shanghai HJX Electronic Technology Co., Ltd., Kuan Song and Pan Zong

4.29***	Equity Pledge Agreement dated May 27, 2015, by and among Shanghai HJX Digital Technology Co., Ltd., Kuan Song and Pan Zong in connection with shares of Shanghai HJX Electronic Technology Co., Ltd.

4.30***	Exclusive Purchase Agreement dated May 27, 2015, by and among Shanghai HJX Digital Technology Co., Ltd., Shanghai HJX Electronic Technology Co., Ltd., Kuan Song and Pan Zong

4.31***	Power of Attorney dated May 27, 2015, issued by Kuan Song and Pan Zong in favor of a designee of Shanghai HJX Digital Technology Co., Ltd. in connection with Shanghai HJX Electronic Technology Co., Ltd.

4.32***	Termination Agreement dated May 27, 2015, by and among Shanghai HJX Digital Technology Co., Ltd., Yang Dongjie, Ge Weiguo, Shanghai HJX Electronic Technology Co., Ltd., Kuan Song and Pan Zong in connection with the termination of prior contractual arrangements regarding Shanghai HJX Electronic Technology Co., Ltd.

4.33***	Letter of Consent dated May 27, 2015 issued by Kai Wang

4.34***	Loan Agreement dated May 27, 2015, by and among Shanghai HJX Digital Technology Co., Ltd., Kuan Song and Pan Zong

4.35***	Settlement Agreement between the Company, Acorn Composite Corporation, Inc. and Robert W. Roche

4.36***	Transitional Services and Separation Agreement between Mr. Don Dongjie Yang, the Company and D.Y. Capital Inc. dated May 27, 2015

4.37***	Form of Employment Agreement with Management

4.38	Deed of Settlement by and among the Company, Roche Enterprises Ltd., Mr. Andrew Yan, Gordon Xiaogang Wang, and Jing Wang, and SB Asia Investment Fund II L.P., dated July 28, 2017

4.39	Strategic Cooperation Framework Agreement between the Company and Cachet Hotel Group Limited Cayman L.P., dated November 20, 2017

4.40[1]	Share sale and purchase agreement between China DRTV, Inc. and Hong Kong Red Star Macalline Universal Home Furnishings Limited, dated March 28, 2018

8.1***	List of Subsidiaries

11.1***	Code of Business Conduct and Ethics of Acorn

12.1	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Letter from Deloitte Confirming No Disagreement under Item 16F(a)(3)

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

*	Previously filed as an exhibit to the Registration Statement on F-1 registration (File No. 333-141860), as amended, initially filed with the Securities and Exchange Commission on April 3, 2007.
**	Incorporated by reference to the Registration Statement on Form F-6 (File No. 333-142177), which was filed with the Securities and Exchange Commission with respect to American depositary shares representing ordinary shares on April 17, 2007.
***	Previously filed with the Registrant’s annual report on Form 20-F, filed with the SEC on May 16, 2016.

1 Certain schedules to the Share Sale and Purchase Agreement have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The registrant agrees to provide a copy of all omitted schedules to the Commission upon request.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ACORN INTERNATIONAL, INC.

/s/ Jacob A. Fisch
Name: Jacob A. Fisch
Title: Chief Executive Officer

Date: May 15, 2018

ACORN INTERNATIONAL, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF

ACORN INTERNATIONAL, INC.

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of Acorn International, Inc. and its subsidiaries and variable interest entities (the “Company”) as of December 31, 2016 and 2017, and the related consolidated statements of operations, comprehensive income (loss), changes in equity and cash flows for each of the two years in the period ended December 31, 2017, and the related notes and schedules (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2016 and 2017, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

We also have audited the adjustments to the 2015 financial statements to retrospectively apply the discontinued operations, as described in Note 21. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the 2015 financial statements of the Company other than with respect to such adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2015 financial statements taken as a whole.

/s/ Grant Thornton

We have served as the Company’s auditor since 2016.

Shanghai, China

May 15, 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF

ACORN INTERNATIONAL, INC.

We have audited, before the effects of the retrospective adjustments for the discontinued operations discussed in Note 21 to the consolidated financial statements, the consolidated statements of operations, comprehensive income (loss), changes in equity and cash flows for the year ended December 31, 2015 of Acorn International, Inc. and its subsidiaries and variable interest entities (collectively, the “Group”), and the related financial statements schedules included in Schedule 1 and Schedule II (the 2015 financial statements before the effects of the retrospective adjustments for the discontinued operations discussed in Note 21 to the financial statements are not presented herein). These financial statements and related financial statement schedules are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements and related financial statement schedules based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2015 financial statements, before the effects of the retrospective adjustments for the discontinued operations discussed in Note 21 to the financial statements, present fairly, in all material respects, the results of Group's operations and Group's cash flows for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein. We were not engaged to audit, review, or apply any procedures to the retrospective adjustments for the discontinued operations discussed in Note 21 to the consolidated financial statements, and accordingly, we do not express an opinion or any other form of assurance about whether such retrospective adjustments are appropriate and have been properly applied. Those retrospective adjustments were audited by other auditors.

/s/Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, China

May 16, 2016

ACORN INTERNATIONAL, INC.

CONSOLIDATED BALANCE SHEETS

(In US dollars, except share data)

	December 31,
	2016	2017

Assets
Current assets:
Cash and cash equivalents	$25,505,731	$21,019,834
Restricted cash	72,077	78,051
Accounts receivable, net of allowance for doubtful accounts of $3,702,514 and $3,978,604 as of December 31, 2016 and 2017, respectively	1,271,209	1,442,750
Inventory	3,977,336	1,516,283
Prepaid advertising expenses	10,689	—
Other prepaid expenses and current assets	2,440,816	4,030,812
Current portion of convertible loan receivable	—	3,587,204
Total current assets	33,277,858	31,674,934
Prepaid land use right, net	6,578,765	—
Property and equipment, net	13,885,079	4,037,294
Held-for-sale assets	802,387	17,022,630
Available-for-sale securities	74,666,865	44,479,922
Convertible loan receivable	3,218,665	—
Loan to related party	—	3,628,415
Other long-term assets	301,752	64,176

Total assets	$132,731,371	$100,907,371
Liabilities and equity
Current liabilities:
Accounts payable	$2,614,118	$2,100,933
Accrued expenses and other current liabilities	9,132,166	8,643,756
Income taxes payable	3,665,757	353,635
Deferred revenue	380,526	512,009

Total current liabilities	15,792,567	11,610,333
Deferred tax liability	17,429,117	1,952,990

Total liabilities	33,221,684	13,563,323

Commitments and contingencies (Note 17)
Equity:
Acorn International, Inc. shareholders’ equity:
Ordinary shares ($0.01 par value; 100,000,000 shares authorized 91,818,518 and 91,884,402 shares issued and 75,406,875 and 53,602,810 shares outstanding as of December 31, 2016 and 2017, respectively)	918,185	918,844
Additional paid-in capital	161,938,330	161,962,670
Accumulated deficits	(122,910,876)	(110,526,573)
Accumulated other comprehensive income	80,865,261	60,968,963
Treasury stock, at cost (16,411,643 and 38,281,592 shares as of December 31, 2016 and 2017, respectively)	(21,640,346)	(26,335,296)

Total Acorn International, Inc. shareholders’ equity	99,170,554	86,988,608
Noncontrolling interests	339,133	355,440

Total equity	99,509,687	87,344,048

Total liabilities and equity	$132,731,371	$100,907,371

ACORN INTERNATIONAL, INC.

CONSOLIDATED BALANCE SHEETS—(Continued)

(In US dollars, except share data)

The following table presents the carrying amounts and classification of the assets of the consolidated variable interest entities (“VIEs”), which are included in the Consolidated Balance Sheets above. The assets in the table below exclude intercompany balances that eliminate in consolidation. The assets of the consolidated VIEs as presented in the following table can only be used to settle obligations of those VIEs.

	December 31,
	2016	2017

Assets of consolidated VIEs:
Current assets:
Cash and cash equivalents	$1,365,895	$1,425,629
Restricted cash	72,077	78,051
Accounts receivable, net of allowance for doubtful accounts of $238,651 and $255,596 as of December 31, 2016 and 2017, respectively	404,057	211,272
Inventory	134,632	41,539

Other prepaid expenses and current assets	630,111	1,380,911
Deferred tax assets, net	401,808	426,577
Total current assets	3,008,580	3,563,979
Property and equipment, net	957,103	1,058,704
Total assets of consolidated VIEs	$3,965,683	$4,622,683

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

	December 31,
	2016	2017

Liabilities of consolidated VIEs:
Current liabilities:
Accounts payable	$179,215	$159,383
Accrued expenses and other current liabilities	1,061,350	947,890
Deferred revenue	380,526	293,806
Income taxes payable	401,808	439,326
Total liabilities of consolidated VIEs	$2,022,899	$1,840,405

The accompanying notes are an integral part of these consolidated financial statements.

ACORN INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In US dollars, except share data)

	For the years ended December 31,
	2015	2016	2017

Revenues:
Direct sales, net	$18,003,617	$13,361,915	$18,942,436
Distribution sales, net	4,952,548	3,116,540	1,347,851

Total revenues, net	22,956,165	16,478,455	20,290,287

Cost of revenues:
Direct sales	12,537,965	2,352,556	5,244,490
Distribution sales	2,955,637	2,877,620	827,495

Total cost of revenues	15,493,602	5,230,176	6,071,985

Gross profit	7,462,563	11,248,279	14,218,302

Operating (expenses) income
Advertising expenses	(2,203,996)	(23,701)	—
Other selling and marketing expenses	(14,417,878)	(7,037,783)	(10,114,870)
General and administrative expenses	(21,664,447)	(14,153,048)	(9,759,145)
Other operating income, net	1,712,774	7,607,334	1,473,055

Total operating expenses	(36,573,547)	(13,607,198)	(18,400,960)

Loss from continuing operations	(29,110,984)	(2,358,919)	(4,182,658)
Interest expense	(14,183)	—	—
Interest income	836,211	466,530	533,622
Other income (expense), net	195,355	17,671,023	11,638,843

Income (loss) from continuing operations before income taxes and equity in losses of affiliates	(28,093,601)	15,778,634	7,989,807
Income tax expense (benefit)	(183,091)	(4,592,783)	7,864,545
Income (loss) from continuing operations before equity in losses of affiliates	(28,276,692)	11,185,851	15,854,352

Discontinued operations :
Loss from discontinued operations	(11,746,310)	(6,909,067)	(3,474,506)
Loss from discontinued operations before equity in losses of affiliates	(11,746,310)	(6,909,067)	(3,474,506)

Equity in losses of affiliates	(226,779)	(868,121)	—

Net income (loss)	(40,249,781)	3,408,663	12,379,846
Net loss attributable to non-controlling interests	(91,127)	(29,707)	(4,457)

Net income (loss) attributable to Acorn International, Inc.	$(40,158,654)	$3,438,370	$12,384,303
Income (Loss) per ordinary share:
Basic and diluted	$(0.51)	$0.05	$0.19
—Continuing operations	(0.36)	0.14	0.24
—Discontinued operations	(0.15)	(0.09)	(0.05)
Shares used in calculating income (loss) per ordinary share:
Basic and diluted	79,226,404	75,600,700	65,836,869

Includes share-based compensation related to:
General and administrative expenses	$71,333	$658,000	$25,000

The accompanying notes are an integral part of these consolidated financial statements.

ACORN INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(In US dollars, except share data)

	For the years ended December 31,
	2015	2016	2017

Net income (loss)	$(40,249,781)	3,408,663	12,379,846
Other comprehensive income, net of tax
Foreign currency translation adjustments	(5,895,181)	(27,222,102)	11,167,377
Unrealized gain (loss) of available-for-sales securities, net of tax of $44,621,498, $ (18,172,231) and $ (10,347,637) in 2015, 2016 and 2017, respectively	133,864,495	(54,516,694)	(31,042,912)

Comprehensive income (loss)	87,719,533	(78,330,133)	(7,495,689)
Comprehensive income (loss) attributable to non-controlling interest	(117,409)	(53,364)	16,307

Comprehensive income (loss) attributable to Acorn International, Inc.	87,836,942	(78,276,769)	(7,511,996)

The accompanying notes are an integral part of these consolidated financial statements.

ACORN INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In US dollars, except share data)

	Acorn International, Inc. shareholders’ equity
	Ordinary shares		Additional paid-in	Accumulated	Accumulated other comprehensive	Treasury stock, at cost			Noncontrolling
	Shares	Amount	capital	deficits	income	Shares	Amount	Total	interests	Total equity
Balance at January 1, 2015	95,237,174	$952,372	$161,924,810	$(86,190,592)	$34,584,804	(12,487,383)	$(20,109,451)	$91,161,943	$509,906	$91,671,849
Net income (loss)	—	—	—	(40,158,654)	—	—	—	(40,158,654)	(91,127)	(40,249,781)
Foreign currency translation adjustments	—	—	—	—	(5,868,899)	—	—	(5,868,899)	(26,282)	(5,895,181)
Unrealized gain of available-for-sales securities	—	—	—	—	133,864,495	—	—	133,864,495	—	133,864,495
Exercise of restricted share units	300,000	3,000	(3,000)	—	—	—	—	—	—	—
Share-based compensation	—	—	71,333	—	—	—	—	71,333	—	71,333
Share buy-back and cancellation	(6,518,656)	(65,187)	(684,813)	—	—	—	—	(750,000)	—	(750,000)

Balance at December 31, 2015	89,018,518	$890,185	$161,308,330	$(126,349,246)	$162,580,400	(12,487,383)	$(20,109,451)	$178,320,218	$392,497	$178,712,715
Net income (loss)	—	—	—	3,438,370	—	—	—	3,438,370	(29,707)	3,408,663
Foreign currency translation adjustments	—	—	—	—	(27,198,445)	—	—	(27,198,445)	(23,657)	(27,222,102)
Fair value fluctuation of available-for-sale securities	—	—	—	—	(54,516,694)	—	—	(54,516,694)	—	(54,516,694)
Exercise of restricted share units	2,800,000	28,000	(28,000)	—	—	—	—	—	—	—
Share-based compensation expenses	—	—	658,000	—	—	—	—	658,000	—	658,000
Share buy-back				—	—	(3,924,260)	(1,530,895)	(1,530,895)	—	(1,530,895)

Balance at December 31, 2016	91,818,518	$918,185	$161,938,330	$(122,910,876)	$80,865,261	(16,411,643)	$(21,640,346)	$99,170,554	$339,133	$99,509,687
Net income (loss)	—	—	—	12,384,303	—	—	—	12,384,303	(4,457)	12,379,846
Foreign currency translation adjustments	—	—	(1)	—	11,146,614	—	—	11,146,613	20,764	11,167,377
Fair value fluctuation of available-for-sale securities	—	—	—	—	(31,042,912)	—	—	(31,042,912)	—	(31,042,912)
Exercise of restricted share units	65,884	659	(659)	—	—	—	—	—	—	—
Share-based compensation expenses	—	—	25,000	—	—	—	—	25,000	—	25,000
Share buy-back				—	—	(21,869,949)	(4,694,950)	(4,694,950)	—	(4,694,950)

Balance at December 31, 2017	91,884,402	$918,844	$161,962,670	$(110,526,573)	$60,968,963	(38,281,592)	$(26,335,296)	$86,988,608	$355,440	$87,344,048

The accompanying notes are an integral part of these consolidated financial statements.

ACORN INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In US dollars, except share data)

	For the years ended December 31,
	2015	2016	2017

Operating activities:
Net income (loss)	$15,854,352	$10,317,730	$(28,503,471)
Adjustments to reconcile net loss to net cash used in operating activities:
Share-based compensation	71,333	658,000	25,000
Equity in losses of affiliates	226,779	868,121	—
Bad debt expense (recoveries)	3,856,777	(187,193)	149,858
Inventory write-downs (reversals)	3,954,771	470,069	(117,585)
Depreciation and amortization	3,077,030	2,104,597	1,307,966
Loss(gain) from disposal of equipment and other long-term assets	(787,160)	672,667	151,397
Deferred income taxes	(179,990)	423,423	(7,842,672)
Accrued interests on long-term debt	14,183	—	—
Accrued interests on convertible loan receivable	(232,690)	(184,170)	(183,785)

Gains on disposal of available-for-sale securities	—	(18,088,327)	(11,845,796)
Gains on disposal of held-for-sales assets	—	(5,838,768)	—
Changes in operating assets and liabilities:
Accounts receivable	2,913,228	652,386	(447,631)
Notes receivable	(153,610)	276,062	—
Inventory	4,691,346	(311,781)	2,578,638
Prepaid advertising expenses	4,579,347	460,984	10,747
Other prepaid expenses and current assets	2,532,275	3,257,691	(1,236,651)
Accounts payable	(7,343,894)	(447,401)	(513,185)
Accrued expenses and other current liabilities	(343,890)	(4,382,664)	(488,410)
Income taxes payable	289,717	1,574,198	(3,312,122)
Deferred revenue	(118,673)	(167,540)	131,483
Net cash used in operating activities	$(11,456,592)	$(7,871,916)	$(5,778,396)

Investing activities:
Purchase of property and equipment	(21,388)	(483,922)	(346,908)
Proceeds from disposal of equipment	3,922,958	80,748	11,452
Proceeds from disposal of held-for-sale assets	—	11,291,342	—
Investment in an affiliate	—	(150,000)	—
Disbursement for loan receivable	(3,024,932)	—	—
Disbursement for loan to related party	—	—	(3,628,415)
Purchase of other long-term assets	(477,220)	(358,938)	7,741
Proceeds from disposal of available-for-sale securities	—	18,258,139	11,845,796
Change in restricted cash	9,633,487	54,201	5,974
Net cash provided by investing activities	$10,032,905	$28,691,570	$7,895,640

The accompanying notes are an integral part of these consolidated financial statements

ACORN INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

(In US dollars, except share data)

	For the years ended December 31,
	2015	2016	2017

Financing activities:
Repurchase of ordinary shares	(375,000)	(1,530,895)	(4,694,950)
Repayment of long-term debt	(8,520,507)	—	—
Net cash used in financing activities	$(8,895,507)	$(1,530,895)	$(4,694,950)
Effect of exchange rate changes on cash and cash equivalents	$(709,544)	$498,045	$1,239,864

Cash flows from discontinue operations:
Operating activities	(10,876,482)	(6,427,927)	(3,148,055)
Investing activities	(634,305)
Financing activities
Net cash flows from discontinue operations	(11,510,787)	(6,427,927)	(3,148,055)

Net increase (decreased) in cash and cash equivalents	$(22,539,525)	$13,358,877	$(4,485,897)
Cash and cash equivalents at the beginning of the year	34,686,379	12,146,854	25,505,731
Cash and cash equivalents at the end of the year	$12,146,854	$25,505,731	$21,019,834

Supplemental disclosure of cash flow information:
Income taxes paid	$129,780	$2,236,119	$3,512,489
Interest paid	$70,507	$—	$—

Supplemental disclosure of non-cash investing and financial activities:
Receivable for the sale of property and equipment	1,301,227	—	—

The accompanying notes are an integral part of these consolidated financial statements.

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In US dollars, except share data, unless otherwise stated)

1. Organization and principal activities

Acorn International, Inc. (“Acorn International” or the “Company”) was incorporated in Cayman Islands on December 20, 2005.

Acorn International and its subsidiaries and variable interest entities (“VIEs”) (collectively, the “Company”) is an integrated multi-platform marketing company in China which develops, promotes and sells products. The Company’s two primary sales platforms are integrated direct sales and a nationwide distribution network. Direct sales platforms include an outbound marketing platform (which until early 2015 included television (“TV”) direct sales) and an Internet sales platform.

Consolidated subsidiaries and changes to consolidated subsidiaries

As of December 31, 2017, the subsidiaries of Acorn International were as follows:

Name of subsidiaries	Percentage of ownership	Date of registration	Place of registration
China DRTV, Inc. (“China DRTV”)	100%	March 4, 2004	BVI
Smooth Profit Limited (“Smooth Profit”)	100%	September 18, 2007	BVI
MK AND T Communications Limited (“MK AND T”)	100%	October 27, 1998	Hong Kong
Bright Rainbow Investments Limited (“Bright Rainbow”)	100%	October 29, 2007	Hong Kong
Shanghai Acorn Advertising Broadcasting Co., Ltd. (“Shanghai Advertising”)	100%	August 19, 2004	PRC
Shanghai HJX Digital Technology Co., Ltd. (“Shanghai HJX”)	100%	August 23, 2004	PRC
Acorn International Electronic Technology (Shanghai) Co., Ltd. (“Acorn Electronic”)	100%	August 23, 2004	PRC
Acorn Information Technology (Shanghai) Co., Ltd. (“Acorn Information”)	100%	August 27, 2004	PRC
Beijing Acorn Youngleda Oxygen Generating Co., Ltd. (“Beijing Youngleda”)	100%	October 20, 2004	PRC
YiyangYukang Communication Equipment Co., Ltd. (“YiyangYukang”)	100%	November 29, 2005	PRC
Zhuhai Sunrana Bio-tech Co., Ltd. (“Zhuhai Sunrana”)	51%	June 16, 2006	PRC
Zhuhai Acorn Electronic Technology Co., Ltd. (“Zhuhai Acorn”)	100%	September 26, 2006	PRC
Beijing HJZX Software Technology Development Co., Ltd. (“Beijing HJZX”)	100%	January 22, 2007	PRC
ZhongshanMeijin Digital Technology Co., Ltd. (“ZhongshanMeijin”)	75%	February 13, 2007	PRC
Acorn Trade (Shanghai) Co., Ltd. (“Acorn Trade”)	100%	December 13, 2007	PRC
Wuxi Acorn Enterprise Management Consulting Co., Ltd. (“Wuxi Acorn”)	100%	January 29, 2010	PRC

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In US dollars, except share data, unless otherwise stated)

1. Organization and principal activities—(Continued)

Consolidated subsidiaries and changes to consolidated subsidiaries—(Continued)

In February 2017, HJX International Limited, a previously consolidated subsidiary of the Company, was deregistered.

In March 2017, Shanghai Acorn HJX Software Technology Development Co., Ltd., a previously consolidated subsidiary of the Company, was deregistered.

VIE Arrangements

As of December 31, 2017, the variable interest entities of Acorn International were as follows:

Name of variable interest entities	Date of incorporation	Place of incorporation
Beijing Acorn Trade Co., Ltd. (“Beijing Acorn”)	March 19, 1998	PRC
Shanghai Acorn Network Technology Development Co., Ltd. (“Shanghai Network”)	November 2, 2004	PRC
Beijing HJX Technology Development Co., Ltd. (“Beijing HJX”)	September 16, 2013	PRC

Due to the complicated and lengthy approval process and uncertain position of the Ministry of Commerce of People’s Republic of China (“PRC”) towards approving investment in direct sale business by foreign investors under the Administrative Measures on Foreign Investment in Commercial Sector, Acorn International conducts its direct sales through two VIEs (Beijing Acorn and Shanghai Network) which hold direct sales licenses. Beijing Acorn and Shanghai Network are owned 100% by two PRC nationals: Mr. Kuan Song and Ms. Pan Zong, who did not hold any share of Acorn International as of the date of these financial statements. Acorn Information Technology (Shanghai) Co., Ltd. (“Acorn Information”), a wholly-owned subsidiary of Acorn International, entered into various agreements with each of Beijing Acorn and Shanghai Network and their shareholders, Mr. Kuan Song and Ms. Pan Zong, including (i) Irrevocable Powers of Attorney, under which each of the two shareholders of the VIEs granted to designees of Acorn Information the power to exercise all voting rights as a shareholder of these VIEs, (ii) Loan Agreement, under which Acorn Information made interest-free loans to the shareholders of these VIEs in an aggregate amount of approximately RMB118.0 million (equivalent to US$18.2 million) for capital contributions by the shareholders in these VIEs, (iii) Operation and Management Agreements, under which the parties thereto agreed that Acorn Information directs the day-to-day operational and financial activities of these VIEs, each of the directors, general managers and other senior management personnel of these affiliated entities will be appointed as nominated by Acorn Information, and that these VIEs do not conduct any transactions which might substantially affect their assets, obligations, rights and business operations without the prior written consent of Acorn Information, (iv) Equity Pledge Agreements, under which the shareholders of these VIEs pledged all of their equity interests in these VIEs to Acorn Information as collateral to guarantee the performance of these VIEs under the Operation and Management Agreements and the Technical Services Agreements as described below, as well as their personal obligations under the Loan Agreement, (v) Exclusive Purchase Agreements, under which the shareholders of these VIEs irrevocably granted Acorn Information or its designees an exclusive option to purchase at any time if and when permitted under PRC law, all or any portion of their equity interests in these VIEs for a price that is the minimum amount permitted by PRC law, (vi) Technical Service Agreements, under which Acorn Information became the exclusive provider of technical support and consulting services to these VIEs in exchange for service fees, and (vii) Spouse Consent Letters, pursuant to which the spouse of each of the shareholders of these two affiliated entities acknowledges that she or he is aware of, and consents to, the execution by her or his spouse of irrevocable powers of attorney, equity pledge agreements and the exclusive purchase agreements described above and, with respect to establishment, grant and performance of the above irrevocable powers of attorney, equity pledge and the exclusive purchase, each spouse further agrees that, whether at present or in the future, she or he will not take any actions or raise any claims or objection.

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In US dollars, except share data, unless otherwise stated)

1. Organization and principal activities—(Continued)

VIE Arrangements—(Continued)

Through the above arrangements, Acorn Information holds all the variable interests of Beijing Acorn and Shanghai Network and has power to direct the activities that most significantly impact the economic success of Beijing Acorn and Shanghai Network and absorbs the majority of the economic risks and rewards of Beijing Acorn and Shanghai Network through service fees. The nominal shareholders lack the authority to make decisions that have a significant effect on the operations of Beijing Acorn and Shanghai Network and do not absorb the expected losses because the capital of Beijing Acorn and Shanghai Network were funded using loans borrowed from Acorn Information. Therefore, Acorn International is the primary beneficiary of these two VIEs and accordingly, the financial statements of Beijing Acorn and Shanghai Network have been consolidated with Acorn International as its subsidiaries since the VIE structure were established.

Due to the aforesaid complicated and lengthy approval process and uncertain position of the Ministry of Commerce of PRC towards approving investment in direct sale business by foreign investors as well as certain restrictions or prohibitions on foreign ownership of companies that engage in internet and other related businesses imposed by current PRC laws and regulations, including the provision of internet content, in 2013, Acorn International set up two new VIEs, Beijing HJX and Shanghai HJX Electronic Technology Co., Ltd. (“HJX Electronic”), and began to conduct its internet interactive service through Beijing HJX which holds the service license of telecommunication and information operation, and its Ozing product direct sales through HJX Electronic. Like Beijing Acorn and Shanghai Network, Beijing HJX and HJX Electronic are each also owned 100% by Mr. Kuan Song and Ms. Pan Zong. Acorn Trade (previously Shanghai HJX), a wholly-owned subsidiary of Acorn International, entered into various agreements with each of Beijing HJX and HJX Electronic and their shareholders, Mr. Kuan Song and Ms. Pan Zong, including (i) Irrevocable Powers of Attorney, under which each of the two shareholders of these VIEs granted to designees of Acorn Trade the power to exercise all voting rights as a shareholder of these VIEs, (ii) Loan Agreement, under which Acorn Trade made interest-free loans to the shareholders of these VIEs in an aggregate amount of approximately RMB53.0 million (equivalent to US$8.7 million) for capital contributions by the shareholders in these VIEs, (iii) Operation and Management Agreements, under which the parties thereto agreed that Acorn Trade directs the day-to-day operational and financial activities of these VIEs, each of the directors, general managers and other senior management personnel of these affiliated entities will be appointed as nominated by Acorn Trade, and that these VIEs do not conduct any transactions which might substantially affect their assets, obligations, rights and business operations without the prior written consent of Acorn Trade, (iv) Equity Pledge Agreements, under which the shareholders of the VIEs pledged all of their equity interests in these VIEs to Acorn Trade as collateral to guarantee the performance of these VIEs under the Operation and Management Agreements and the Technical Services Agreements as described below, as well as their personal obligations under the Loan Agreement, (v) Exclusive Purchase Agreements, under which the shareholders of these VIEs irrevocably granted Acorn Trade or its designees an exclusive option to purchase at any time if and when permitted under PRC law, all or any portion of their equity interests in these VIEs for a price that is the minimum amount permitted by PRC law, (vi) Technical Service Agreements, under which Acorn Trade became the exclusive provider of technical support and consulting services to these VIEs in exchange for service fees, and (vii) Spouse Consent Letters, pursuant to which the spouse of each of the shareholders of these two affiliated entities acknowledges that she or he is aware of, and consents to, the execution by her or his spouse of irrevocable powers of attorney, equity pledge agreements and the exclusive purchase agreements described above and with respect to establishment, grant and performance of the above irrevocable powers of attorney, equity pledge and the exclusive purchase, each spouse further agrees that, whether at present or in the future, she or he will not take any actions or raise any claims or objection.

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In US dollars, except share data, unless otherwise stated)

1. Organization and principal activities—(Continued)

VIE Arrangements—(Continued)

Through the above arrangements, Acorn Trade holds all the variable interests of Beijing HJX and HJX Electronic and has power to direct the activities that most significantly impact the economic success of Beijing HJX and HJX Electronic and absorbs the majority of the economic risks and rewards of Beijing HJX and HJX Electronic through service fees. The nominal shareholders lack the authority to make decisions that have a significant effect on the operations of Beijing HJX and HJX Electronic and do not absorb the expected losses because the capital of Beijing HJX and HJX Electronic were funded using loans borrowed from Acorn Trade. Therefore, Acorn International is the primary beneficiary of these two VIEs and accordingly, the financial statements of Beijing HJX and HJX Electronic have been consolidated with Acorn International as its subsidiaries since the VIE structure was established. In May 2016, HJX Electronic was deregistered.

The Company believes that the current ownership structure and the contractual arrangements that Acorn Information and Acorn Trade entered into with the consolidated VIEs and their equity owners are in compliance with existing PRC laws and regulations. The contractual arrangements among Acorn Information and each of Beijing Acorn and Shanghai Network and their shareholders, Acorn Trade and Beijing HJX and their shareholders are valid, binding and enforceable. However, there are uncertainties regarding the interpretation and application of current and future PRC laws and regulations. The PRC competent regulatory authorities may take a view in the future that is contrary to the above opinions of the Company’s PRC legal counsel. If the current agreements that establish the structure for conducting the Company’s PRC direct sales business and internet interactive service were found to be in violation of existing or future PRC laws or regulations, the Company may be required to restructure its ownership structure and direct sales and internet interactive service operations in the PRC to comply with PRC laws and regulations, which may affect the Company’s financial position and cash flows related to these VIE structures. In addition, there are uncertainties in the PRC legal system that could limit the Company’s ability to enforce these contractual agreements in the event that the consolidated VIEs or their shareholders fail to meet their contractual obligations. If the legal structure and contractual arrangements were found to be in violation of PRC laws and regulations, the PRC government could:

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In US dollars, except share data, unless otherwise stated)

1. Organization and principal activities—(Continued)

VIE Arrangements—(Continued)

•	revoke the business and operating licenses of the Company’s PRC subsidiaries and VIEs;

•	discontinue or restrict the operations of any related-party transactions among the Company’s PRC subsidiaries and VIEs;

•	limit the Company’s business expansion in China by way of entering into contractual arrangements;

•	impose fines or other requirements with which the Company’s PRC subsidiaries may not be able to comply;

•	require the Company or the Company’s PRC subsidiaries to restructure the relevant ownership structure or operations; or

•	restrict or prohibit the Company’s use of the proceeds of the additional public offering to finance the Company’s business and operations in China.

The Company’s ability to conduct its business may be negatively affected if the PRC government were to carry out any of the aforementioned actions. As a result, the Company may not be able to consolidate the VIEs in its consolidated financial statements as it may lose the ability to exert effective control over the VIEs and their shareholders, and it may lose the ability to receive economic benefits from the VIEs. The Company, however, believes that alternative solutions could be found if these actions were to happen in the future.

The Company believes that its ability to direct the activities of the three VIEs that most significantly impact the VIEs’ economic performance is not affected by the above uncertainties in the PRC legal system. Accordingly, the three VIEs continue to be consolidated VIEs of the Company.

Summary financial information of the Company’s three VIEs included in the accompanying consolidated financial statements is included on page F-4 and as follows:

	For the years ended December 31,
	2015	2016	2017
Net revenues	$18,469,195	$12,251,518	$7,156,742

Net income (loss)	$(9,920,207)	$(998,709)	$(579,948)

The VIEs contributed an aggregate of 80.5%, 74.3% and 35.3 % of the consolidated net revenues for the years ended December 31, 2015, 2016 and 2017, respectively. The Company’s operations not conducted through contractual arrangements with the VIE primarily consist of its distribution sales business. As of the fiscal years ended December 31, 2016 and 2017, the VIEs accounted for an aggregate of 3.0% and 4.2%, respectively, of the consolidated total assets, and 6.0% and 8.3%, respectively, of the consolidated total liabilities. The assets not associated with the VIEs primarily consist of cash and cash equivalents, inventory, prepaid land use right, property and equipment, net and investments in affiliates.

The consolidated VIEs’ assets are not used as collateral for the VIEs’ obligations and can only be used to settle the VIEs’ obligations. There are no creditors (or beneficial interest holders) of the VIEs that have recourse to the general credit of the Company or any of its consolidated subsidiaries. Should the VIEs require financial support, the Company or its subsidiaries may, at its option and subject to statutory limits and restrictions, provide financial support to its VIEs through loans to the shareholders of the VIEs or entrustment loans to the VIEs.

Relevant PRC laws and regulations restrict the VIEs from transferring a portion of their net assets, equivalent to the balance of its statutory reserve and its share capital, to the Company in the form of loans and advances or cash dividends.

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In US dollars, except share data, unless otherwise stated)

2. Summary of principal accounting policies

(a) Basis of presentation

The consolidated financial statements of the Company have been prepared in accordance with the accounting principles generally accepted in the United States of America (“US GAAP”).

(b) Basis of consolidation

The consolidated financial statements include the financial statements of Acorn International, its subsidiaries and consolidated VIEs. All intercompany transactions and balances are eliminated upon consolidation.

Net income or loss of a subsidiary is attributed to the Company and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance. Non-controlling interests in subsidiaries are presented separately from the Company’s equity therein.

(c) Use of estimates

The preparation of financial statements in conformity with US GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Significant accounting estimates reflected in the Company’s financial statements include allowance for doubtful accounts, inventory valuation, impairment of long-lived assets, and valuation allowance on deferred tax assets and provision for uncertain tax positions.

(d) Going concern

Although the Company incurred an operating loss and negative cash flows from operations for the year ended December 31, 2017 and had accumulated deficits as of that date, the Company improved its liquidity position by selling non-core assets and investments. Furthermore, the Company continually focused on reducing operating costs, including at the Company management level by reducing headcount, changing to lower cost vendors and reducing travel expenses. As a result, the accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern.

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

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In US dollars, except share data, unless otherwise stated)

2. Summary of principal accounting policies—(Continued)

(e) Fair value of financial instruments—(Continued)

When available, the Company measures the fair value of financial instruments based on quoted market prices in active markets, valuation techniques that use observable market-based inputs or unobservable inputs that are corroborated by market data. The Company uses valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities measured at fair value are classified in the categories of Level 1, Level 2, and Level 3 based on the lowest level input that is significant to the fair value measurement in its entirety. Pricing information the Company obtains from third parties is internally validated for reasonableness prior to use in the consolidated financial statements. When observable market prices are not readily available, the Company generally estimates the fair value using valuation techniques that rely on alternate market data or inputs that are generally less readily observable from objective sources and are estimated based on pertinent information available at the time of the applicable reporting periods. In certain cases, fair values are not subject to precise quantification or verification and may fluctuate as economic and market factors vary and the Company’s evaluation of those factors change. Although the Company uses its best judgment in estimating the fair value of these financial instruments, there are inherent limitations in any estimation technique. In these cases, a minor change in an assumption could result in a significant change in its estimate of fair value, thereby increasing or decreasing the amounts of the Company’s consolidated assets, liabilities, equity and net income or loss.

The Company’s financial instruments consist of cash and cash equivalents, restricted cash, accounts receivable, convertible loan receivable, available-for-sale securities, accounts payable and long-term debt. For cash and cash equivalents, restricted cash, accounts receivable, and accounts payable, the carrying amounts of these financial instruments as of December 31, 2016 and 2017 were considered representative of their fair values due to their short-term nature. The carrying values of long-term debt and convertible loan receivable approximate their fair values as the impact of discounting the long-term debt and convertible loan receivable with a market based interest rate is insignificant. The marketable securities are carried at fair values based on an independent valuation report.

(f) Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and highly liquid investments which are unrestricted as to withdrawal or use, and which have maturities of three months or less when purchased. At December 31, 2016 and 2017, cash equivalents were comprised of investments in time deposits and money market funds stated at cost plus accrued interest totaling $7.5 million and nil, respectively.

Cash balances of the Company that are included in the cash and cash equivalents of the consolidated balance sheets, including those denominated in RMB. The PRC government imposes certain controls on the convertibility of the RMB into foreign currencies, and in certain cases, the remittance of currency out of China. However, the Company does not consider the process for converting RMB into foreign currency in compliance with these controls to be a usage restriction and such process is not expected to result in any penalties provided that the Company complies with all above-mentioned processes as required.

The RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in China’s foreign exchange trading system market. The Company’s aggregate amount of cash and cash equivalents and restricted cash denominated in RMB amounted to RMB 133,023,148 ($19,175,890) and RMB 123,510,697 ($18,902,191) as of December 31, 2016 and 2017, respectively.

PRC state-owned banks, such as Bank of China, are subject to a series of risk control regulatory standards, and PRC bank regulatory authorities are empowered to take over the operation and management when any of those banks faces a material credit crisis. The Company does not foresee substantial credit risk with respect to cash and cash equivalents, restricted cash and short-term investments held at the PRC state-owned banks. Meanwhile, China does not have an official deposit insurance program, nor does it have an agency similar to what was the Federal Deposit Insurance Corporation (FDIC) in the U.S. In the event of bankruptcy of one of the financial institutions in which the Company has deposits or investments, it may be unlikely to claim its deposits or investments back in full. The Company selected reputable international financial institutions with high rating rates to place its foreign currencies. The Company regularly monitors the rating of the international financial institutions to avoid any potential defaults. There has been no recent history of default in relation to these financial institutions.

(g) Restricted cash

Under third-party bank channel sales arrangements, the Company is required to maintain certain cash balances in the banks. These balances related to the third-party bank channel sales arrangements were reflected as restricted cash in the balance sheet and amounted to $72,077 and $78,051 as of December 31, 2016 and 2017, respectively.

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In US dollars, except share data, unless otherwise stated)

2. Summary of principal accounting policies—(Continued)

(h) Inventory

The cost of inventory comprises all costs of purchase, costs of conversion, and other costs incurred to bring inventory to its present location and condition. The cost of inventory is calculated using the weighted-average method.

The inventory is stated at the lower of cost or market value. Adjustments are recorded to write down the inventory to the estimated market value. The Company estimates excess and slow-moving inventory based upon assumptions of future demand and market conditions. If actual market conditions are less favorable than projected by management, additional inventory write-downs may be required.

(i) Available for sale securities

The Company invests in marketable equity securities to meet business objectives. These marketable securities are reported at fair value, classified and accounted for as available-for-sale securities in investment securities. The assessment of a decline in the fair value of an individual security is based on whether the decline is other-than-temporary. The Company assesses its available-for-sale securities for other-than-temporary impairment by considering factors including, but not limited to, its ability and intent to hold the individual security, severity of the impairment, expected duration of the impairment and forecasted recovery of fair value. Investments classified as available-for-sale are reported at fair value with unrealized gains or losses, if any, recorded in accumulated other comprehensive income in shareholders' equity. If the Company determines a decline in fair value is other-than-temporary, the cost basis of the individual security is written down to fair value as a new cost basis and the amount of the write-down is accounted for as a realized loss charged in the consolidated statement of operations and comprehensive income (loss). The new cost basis of the investments would not be adjusted for subsequent recoveries in fair values. The Company recorded no impairments of available-for-sale securities for the years ended December 31, 2015, 2016 and 2017.

(j) Prepaid land use right

Prepaid land use right is valued at the cost to obtain the right less accumulated amortization. Amortization is computed on a straight-line basis over the 50 year useful life of the right.

(k) Property and equipment, net

Property and equipment are carried at cost less accumulated depreciation. Depreciation is calculated on a straight-line method over the following estimated useful lives:

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

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

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

During 2015, the Company classified certain real estate properties of $3,808,471 as held-for-sale at the time management committed to a plan to sell these properties to third parties. The Company entered into sale agreements for total cash consideration of approximately $11.3 million. The sales were subsequently completed in early 2016.

During 2017, the Company classified HJX product related assets, intangible assets and prepaid copyright expense, of $475,936 as held-for-sale as the Company reached an agreement in June 2017 to sell a majority stake in its HJX related business to a third-party investor and operator Specifically, the agreement includes the establishment of a joint venture that will be controlled and operated by such third party.

During 2017, the Company also classified land use rights and related building with carrying amount $16,546,694 as held-for-sale at the time management committed to a plan to sell the shares of Bright Rainbow Investments Limited to a third-party. Bright Rainbow owns the entire share capital of Shanghai Hao Ji Xing Digital Technology Co., Ltd., which owns the land use rights to the land plot located on Qingpu and all the buildings, fixtures and related facilities.

(n) Impairment of long-lived assets

The Company evaluates its long-lived assets and finite-lived intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When these events occur, the Company measures impairment by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the future undiscounted cash flow is less than the carrying amount of the assets, the Company would recognize an impairment loss equal to the excess of the carrying amount over the fair value of the assets.

(o) Investment in affiliates

Affiliated companies are entities which the Company owes equity interest in common stock or in-substance common stock. The affiliated companies are classified by the companies in which the Company has significant influence or non-significant influence. The Company generally considers an ownership interest of 20% or higher to represent significant influence.

The affiliated companies in which the Company has non-significant influence are accounted for using the cost method of accounting. Dividends received that are distributed from the net accumulated earnings of the investee are recognized in the Company’s consolidated statements of operations. Dividends received in excess of earnings are recorded as reductions of cost of the investment. A series of operating losses of the investee or other factors may indicate that a decrease in value of the investment has occurred which is other-than-temporary and should accordingly is recognized.

Affiliated companies in which the Company has significant influence are accounted for using equity method of accounting. The share of earnings or losses of the investee are recognized in the Company’s consolidated statements of operations and adjusts the carrying amount of the investment. Dividends received reduce the carrying amount of the investment. The Company evaluates each equity method investment separately for impairment indicators and whether any decrease in value of the investment has occurred which is other-than-temporary. If the fair value of the investment is less than its cost and the impairment is other-than-temporary, then the Company would recognize an impairment loss equal to the excess of the carrying amount over the fair value of the investment.

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In US dollars, except share data, unless otherwise stated)

(p) Convertible loan receivable

The convertible loan receivable in the consolidated balance sheets as of December 31, 2016 and 2017 represents a loan receivable (the “Note”) from a third party (the “Borrower”), net of provision for credit losses, if any. Interest income derived from the loan is recognized as earned. The Company has the option to convert, all or any part of the outstanding principal and unpaid accrued interest in a single tranche at any time prior to the maturity date of the loan, into such amount of equity interest in the borrower that represents a percentage of equity ownership obtained by dividing the aggregate outstanding principal and unpaid accrued interest on the Note on the date of conversion, by RMB 100,000,000. The Company has evaluated the conversion feature and believes it is not considered an embedded derivative instrument subject to bifurcation as the conversion option does not provide the Company with means to net settle the contracts in accordance with ASC 815, Accounting for Derivative Instruments and Hedging Activities. At each balance sheet date, amounts due under the Note are assessed for purposes of determining the appropriate provision for credit losses. In order to estimate the allowance for credit losses, the Company assesses at each period end the ability of the Borrower to meet its obligations under the loan agreement by taking into consideration existing economic conditions, the current financial condition of the Borrower and historical losses, if any, and any other risks/factors that may affect its future financial condition and its ability to meet its obligations. The Note was personally guaranteed by Mr. Roche, the Chairman of the Company. Mr. Roche unconditionally and irrevocably guarantees to Acorn the due and prompt payment by the Borrower of any unpaid principal and interest.

(q) Revenue recognition

Direct sales

The Company’s direct sales revenues consist primarily of product sales through our outbound marketing platforms (which until early 2015 included TV direct sales, or informercials) and our internet sales platform. The Company recognizes revenues for products sold through its direct sales platforms once the products are delivered to and accepted by the customers (“F.O.B. Destination”), net of the unsuccessful product deliveries.

The Company relies on China Express Mail Service Corporation (“EMS”) and local delivery companies to provide the Company data as to their successful deliveries for the Company’s direct sales products through our outbound marketing platforms. The Company relies on EMS and other local delivery companies to provide the Company data as to their successful deliveries for the Company’s direct sales products through our internet sales platforms. EMS and other local delivery companies regularly report product delivery information. In 2015, 2016 and 2017, direct sales net revenues were adjusted in respective years based on actual unsuccessful product deliveries experience reported by EMS and other local delivery companies. For unsuccessful deliveries, EMS and other local delivery companies are required to return the undelivered products to the Company. It generally takes two to three weeks for EMS to return the undelivered products to the Company whereas it generally takes approximately seven days for local delivery companies to do so.

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In US dollars, except share data, unless otherwise stated)

2. Summary of principal accounting policies—(Continued)

(q) Revenue recognition—(Continued)

Distribution sales

The Company’s distribution sales consist of product sales to distributors across the Company’s nationwide distribution network. The distributor agreements do not provide discounts, chargeback, price protection or stock rotation rights. The Company recognizes revenues for products sold through its nationwide distribution network when the products are delivered to and accepted by the distributors (e.g. “F.O.B. Destination”). In most cases, distributors are required to pay in advance for the Company’s products. Historically, some distributors were given customary credit terms based on their creditworthiness. Starting from 2016, the Company stopped granting credit terms to distributors.

Sales taxes

The Company presents revenues net of sales taxes incurred. Sales taxes amounted to $58,636, $53,415 and $250,291 for the years ended December 31, 2015, 2016 and 2017, respectively. Before subtracting sales taxes, gross direct sales revenues were $18,052,749, $13,406,943 and $19,135,633 and gross distribution sales revenues were $4,962,052, $3,124,927 and $1,404,945 for the years ended December 31, 2015, 2016 and 2017, respectively.

(r) Advertising expenses

The Company records cash advances paid to advertising companies as prepaid advertising expenses in the consolidated balance sheets. The Company then expenses the prepaid advertising expenses at the time of the first advertisement is shown. In the first quarter of 2015, the Company decided to stop purchasing TV advertising time. Advertising expenses were $2,203,996, $23,701 and nil for the years ended December 31, 2015, 2016 and 2017, respectively. The significant decrease in advertising expenses was associated with our exit from TV direct sales in early 2015.

(s) Shipping and handling costs

The Company records costs incurred for outbound shipping and handling as part of other selling and marketing expenses in the consolidated statements of operations. Shipping and handling costs were $2,059,934, $1,158,019 and $ 982,175 for the years ended December 31, 2015, 2016 and 2017, respectively.

(t) Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating leases. Payments made under operating leases are charged to the consolidated statements of operations on a straight-line basis over the lease periods.

(u) Government subsidies

The Company receives unrestricted government subsidies from local government agencies. The government agencies use their discretion to determine the amount of the subsidies with reference to certain taxes paid by the Company, including value-added and income taxes. The Company records unrestricted government subsidies as other operating income in the consolidated statements of operations when these subsidies from the government agencies are received.

The government subsidies in 2015, 2016 and 2017 were $201,168, $66,648 and nil, respectively.

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In US dollars, except share data, unless otherwise stated)

2. Summary of principal accounting policies—(Continued)

(v) Income taxes

Current income taxes are provided for in accordance with the relevant statutory tax laws and regulations.

Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. Net operating losses are carried forward and credited by applying enacted statutory tax rates applicable to future years. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more-likely-than-not that some portion or all of the deferred tax assets will not be realized. In November 2015, the FASB issued ASU 2015-17, to simplify the presentation of deferred income taxes, which requires that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. The Company has elected to adopt ASU 2015-17 prospectively. As a result, the Company has presented all deferred tax assets and liabilities as non-current on the Company's consolidated balance sheet as of December 31, 2017.There was no impact on the Company's result of operations as a result of the adoption of ASU 2015-17.

The Company recognizes the impact of an uncertain income tax position at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority. The Company classifies interests and penalties related to income tax matters in income tax expense.

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

The financial records of the Company’s PRC subsidiaries and VIEs are denominated in their local currency, the Renminbi (“RMB”), which is the functional currency. Assets and liabilities are translated at the exchange rates at the balance sheet date. Equity accounts are translated at historical exchange rates. Revenues, expenses, gains and losses are translated using the average rate for the period. Translation adjustments are reported as component of comprehensive income in the consolidated statements of comprehensive income (loss).

The aggregated losses through foreign currency transactions in 2015, 2016 and 2017 were $(687,163), $(380,350) and $(241,771), respectively.

(x) Concentration of credit risk

Financial instruments that potentially expose the Company to concentration of credit risk consist primarily of cash and cash equivalents, restricted cash, accounts receivable and convertible loans. All of the Company’s cash and cash equivalents and restricted cash are held with large PRC state-owned financial institutions. The Company engages delivery companies, mainly EMS, to deliver products to customers and to collect cash from the customers using direct sales platforms. The Company conducts credit evaluations of delivery companies and generally does not require collateral or other security from its delivery companies. The Company establishes an allowance for doubtful accounts primarily based on the age of the receivables and factors surrounding the credit risk of specific customers. The Company evaluated its credit risk with the convertible loan by performing ongoing evaluation on the borrower’s financial condition. The loan agreement has a personal guarantee from Mr. Robert W. Roche, Acorn International’s co-founder and current executive chairman, and is pledged with the equity of the borrower.

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In US dollars, except share data, unless otherwise stated)

2. Summary of principal accounting policies—(Continued)

(x) Concentration of credit risk—(Continued)

As of December 31, 2016 and 2017, no accounts receivables from a single delivery company were more than 10% of total accounts receivables.

(y) Share-based compensation

Share-based compensation cost is measured at grant date, based on fair value of the award, and recognized in expense over the requisite service period. For performance-based awards, the Company uses graded vesting when the performance condition is considered probable. The Company has made an estimate of expected forfeitures and recognizes compensation costs only for those equity awards expected to vest.

(z) Income (loss) per share

Basic income (loss) per share is computed by dividing income attributable to the Company’s shareholders by the weighted average number of ordinary shares outstanding during the year. Diluted income (loss) per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares and is calculated using the treasury stock method for stock options and unvested shares. Common equivalent shares for which the exercise price exceeds the average market price over the period have an anti-dilutive effect on income per share and, accordingly, are excluded from the calculation. Common equivalent shares are also excluded from the calculation in loss periods as their effects would be anti-dilutive.

(aa) Non-controlling interest

A non-controlling interest in a subsidiary of the Company represents the portion of the equity (net assets) in the subsidiary not directly or indirectly attributable to the Company. Non-controlling interests are presented as a separate component of equity in the consolidated balance sheet and earnings and other comprehensive income are attributed to controlling and non-controlling interests.

(ab) Recently issued accounting pronouncements

ASU 2015-09 - Revenue from Contracts with Customers. In May 2014, the Financial Accounting Standards Board (FASB) issued an accounting standard update on revenue recognition that will be applied to all contracts with customers. The update requires an entity to recognize revenue when it transfers promised goods or services to customers in an amount that reflects what it expects in exchange for the goods or services. It also requires more detailed disclosures to enable users of financial statements to understand the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. In August 2015, the FASB issued ASU No. 2015-14, deferring the effective date for ASU 2014-09 by one year, and thus, the new standard will be effective for fiscal years beginning after December 15, 2017, with early application permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The guidance allows for either a full retrospective or a modified retrospective transition method. The Company evaluated the effect of these accounting pronouncements on its financial statements and concluded that adoption of ASU 2015-09 will not have a material impact on its consolidated financial statements. The Company adopted this new guidance on January 1, 2018 using the modified retrospective application method.

ASU 2015-17 - Deferred income taxes. In November 2015, the FASB issued ASU 2015-17, to simplify the presentation of deferred income taxes, which requires that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. The amendments in this Update apply to all entities that present a classified statement of financial position. The current requirement that deferred tax liabilities and assets of a tax-paying component of an entity be offset and presented as a single amount is not affected by the amendments in this Update and within a particular tax jurisdiction. The Company has elected to adopt ASU 2015-17 prospectively. As a result, the Company has presented all deferred tax assets and liabilities as non-current on the Company's consolidated balance sheet as of December 31, 2017. There was no impact on the Company's result of operations as a result of the adoption of ASU 2015-17.

ASU 2016-01 - Financial Instruments. In January 2016, the FASB issued ASU No. 2016-01, Financial Instruments - Overall: Recognition and Measurement of Financial Assets and Financial Liabilities (ASU 2016-01), which requires that most equity investments be measured at fair value, with subsequent changes in fair value recognized in net income. The ASU 2016-01 also impacts financial liabilities under the fair value option and the presentation and disclosure requirements for financial instruments. In addition, the FASB clarified guidance related to the valuation allowance assessment when recognizing deferred tax assets resulting from unrealized losses on available-for-sale debt securities. Entities will have to assess the realizability of such deferred tax assets in combination with the entities other deferred tax assets. ASU 2016-01 is effective for fiscal years beginning after December 15, 2017 and for interim periods within that reporting period. The Company evaluated the effect of these accounting pronouncements on its financial statements and concluded that adoption of ASU 2016-01 will not have a material impact on its consolidated financial statements. The Company adopted this new guidance on January 1, 2018.

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In US dollars, except share data, unless otherwise stated)

2. Summary of principal accounting policies—(Continued)

(ab) Recently issued accounting pronouncements—(Continued)

ASU 2016-02 - Leases. In February 2016, the FASB issued ASU No. 2016-02, Leases (ASU 2016-02), which increases transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years, with early application permitted. Upon adoption, lessees must apply a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. The Company is currently evaluating the impact of its pending adoption of ASU 2016-02 on its consolidated financial statements.

ASU 2016-13 - Financial Instruments. In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments - Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments (ASU 2016-13). The standard changes the methodology for measuring credit losses on financial instruments and the timing of when such losses are recorded. ASU 2016-13 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2019. Early adoption is permitted for fiscal years, and interim periods within those years, beginning after December 15, 2018. The Company is currently evaluating the timing of adoption and impact of this new standard on its consolidated financial statements.

ASU 2016-15 - Statement of Cash Flows. In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments (ASU 2016-15), which is intended to reduce the existing diversity in practice in how certain cash receipts and cash payments are classified in the statement of cash flows. ASU 2016-15 is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years with early adoption permitted, provided that all of the amendments are adopted in the same period. The Company is currently evaluating the impact of its pending adoption of ASU 2016-15 on its consolidated financial statements.

ASU 2016-16 - Income Taxes. In October 2016, the FASB issued ASU No. 2016-16, Income Taxes (Topic 740), Intra-Entity Transfers of Assets Other Than Inventory (ASU 2016-16), which requires entities to recognize the income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs. This amends current GAAP which prohibits recognition of current and deferred income taxes for all types of intra-entity asset transfers until the asset has been sold to an outside party. ASU 2016-16 is effective for fiscal years beginning after December 15, 2017, including interim periods therein with early application permitted. Upon adoption, the Company must apply a modified retrospective transition approach through a cumulative-effect adjustment to retained earnings as of the beginning of the period of adoption. The Company is currently evaluating the impact of this new standard on its consolidated financial statements, as well as its planned adoption date.

ASU 2016-18 - Restricted Cash. In November 2016, the FASB issued ASU 2016-18,"Statement of Cash Flows-Restricted Cash (a consensus of the FASB Emerging Issues Task Force)" effective for fiscal years beginning after December 15, 2017, and interim periods within that fiscal year. The standard addresses whether restricted cash and cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The Company is currently evaluating the impact of its pending adoption of ASU 2016-18 on its consolidated financial statements.

ASU 2018-02 - Tax Effects from Accumulated Other Comprehensive Income. In February 2018, the FASB issued ASU 2018-02 "Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income", effective for the annual report period beginning after the December 15,2018 including the interim reporting period within that period. This update allows companies to reclassify from Accumulated Other Comprehensive Income to Retained Earnings standard tax effects resulting from the enactment of the Tax Cuts and Jobs Act (the "Tax Act"). The Company is currently evaluating the impact of its pending adoption of ASU 2018-02 on its consolidated financial statements.

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In US dollars, except share data, unless otherwise stated)

 3. Inventory

Inventory consisted of the following:

	December 31,
	2016	2017
Raw materials and work in progress	$114,664	$129,970
Finished goods and merchandise goods	3,862,672	1,386,313
	$3,977,336	$1,516,283

As of December 31, 2016 and 2017, a portion of finished goods and merchandise goods and certain raw materials and work in process inventory were in excess of the Company’s current requirements based on the recent level of sales. The Company recorded inventory write-downs (reversals) of $470,069 and ($117,585) for the years ended December 31, 2016 and 2017, respectively.

4. Other prepaid expenses and current assets

Other prepaid expenses and current assets consisted of the following:

	December 31,
	2016	2017
Advances to suppliers	$638,782	$54,594
Value-added tax recoverable	738,221	947,408
Deposits	409,804	361,747
Prepaid media expenses	—	1,135,043
Prepaid service fees	114,183	294,350
Other prepaid expenses	539,826	1,237,670
	$2,440,816	$4,030,812

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In US dollars, except share data, unless otherwise stated)

5. Property and equipment, net

Property and equipment, net consisted of the following:

	December 31,
	2016	2017
Buildings	$18,098,589	$4,764,519
Computers and office equipment	4,711,617	4,498,081
Vehicles	445,391	344,788
Information technology equipment	294,549	263,007
Machinery	210,551	83,175
	$23,760,697	$9,953,570
Less: accumulated depreciation	(9,875,618)	(5,916,276)

	$13,885,079	$4,037,294

Depreciation expense for property and equipment was $2,599,961, $1,455,654 and $1,126,590 for the years ended December 31, 2015, 2016 and 2017, respectively.

In 2015, the Company early terminated leases on certain of its offices, wrote-off the related leasehold improvement with the carrying amount of $325,341, and recognized a loss on disposal of $325,341 in the consolidated statements of operations.

In 2015, the Company sold three apartments in Beijing for $3,195,454 to different third party individuals, which were previously recognized in Buildings with cost of $426,220 and carrying amount of $192,504. In connection with this sale, the Company recognized a gain of $1,739,443 in other operating income.

In early 2016, the Company sold certain of its properties located in Beijing and Shanghai with cost of $ 6,076,530 and carrying amount $ 3,808,471. The Company recognized a gain of $5,778,669 in other operating income in connection with these sales.

In 2017, the Company committed to a plan to sell the shares of Bright Rainbow Investments Limited to a third-party. Bright Rainbow owns the entire share capital of Shanghai Hao Ji Xing Digital Technology Co., Ltd., which owns the land use rights to the land plot located on Qingpu and all the buildings, fixtures and related facilities with carrying amount $16,546,694. The land use rights and related building were reclassified to held-for-sale assets as of December 31, 2017.

6. Acquired intangible assets, net

Acquired intangible assets, net consisted of the following:

	December 31,
	2016	2017
Distribution networks	$—	$—
Trademarks	614,624	614,624
	$614,624	$614,624
Less: accumulated amortization	(614,624)	(614,624)
	$—	$—

In 2017, the Company reached an agreement to sell a majority interest in its HJX business to a third-party investor and operator. The Company reclassified HJX related distribution networks and trademarks with carrying amount $ 353,691 to held-for-sale assets as of December 31, 2017.

The Company recorded amortization expense of $301,697, $301,697 and $221,582 for the years ended December 31, 2015, 2016 and 2017, respectively.

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In US dollars, except share data, unless otherwise stated)

7. Investments in affiliates

Investments accounted for under the cost method of accounting

Shanghai Yimeng Software Technology Co., Ltd. (“Yimeng”) was established with the shareholding of 51% by the Company and 49% by Shanghai Yimeng Digital Technology Co., Ltd. on December 28, 2005. After the series of the capital contributions from third-parties and sales of equity shares held by Company, the Company's equity interests in Yimeng were diluted to 12.9% as of December 31, 2014. The Company exerted no significant influence in Yimeng and recorded the investment at cost of approximately $ 6,996,949 as of December 31, 2014. On July 29, 2015, Yimeng became listed on China National Equities Exchange and Quotations (“NEEQ”). Upon such listing, the Company reclassified this investment as available-for-sale securities. (Refer to Note 8)

On August 10, 2016, the Company acquired 5% of the then fully diluted share capital of ClearCut Corporation (“ClearCut”), a Delaware corporation, for cash of $150,000. The Company exerts no significant influence in Clearcut and accounted for this investment using the cost method of accounting. Our equity in losses of ClearCut in 2016 was $150,000, and were recognized in equity in losses of affiliates in the consolidated statements of operations.

Investments accounted for under the equity method of accounting

On December 31, 2012, the Company acquired a 9.3% equity interest in China Branding Company Limited (“CBG”) for cash of $1.3 million. Mr. Robert W. Roche, Acorn International’s co-founder and current executive chairman, individually holds an additional 7.6% equity interests in CBG and holds one out of five Board of Directors seats of CBG and accordingly, Mr. Roche is able to exercise significant influence through his participation on the Board of Directors. As such, management believes that it can exercise significant influence over CBG through the Company’s direct equity investment, the Company’s indirect investment through Mr. Roche’s equity interest, and Mr. Roche’s significant influence over CBG. Therefore, the Company accounts for this investment using the equity method of accounting. In February 2013, the Company’s investment in CBG decreased from 9.3% to 8.7% as a result of dilution due to issuance of additional shares by CBG to a new investor, which was accounted for as if the Company sold 0.6% equity interests in CBG, and the gains from this dilution were immaterial. Starting from incorporation, CBG suffered operational losses and the Company recognized equity in losses of $226,780 in 2015. In 2016, a law firm filed a winding up petition seeking to wind up CBG with the Grand Court of the Cayman Islands and then CBG was deregistered. Our investment in CBG amounted to $718,121 was recognized as equity in losses of affiliates in the 2016 consolidated statements of operation.

8. Available-for-sale securities

The Company’s available-for-sale securities represent marketable equity securities investments in Yimeng. On July 29, 2015, Yimeng became listed on NEEQ and quoted prices of the investment in active market became available, the Company's equity interests in Yimeng were diluted to 10.34%, and the Company reclassified its investment in Yimeng to available-for-sale securities in 2015 accordingly. As of December 31, 2015, 2016 and 2017, the carrying amount and fair value of the Company’s available-for-sale securities investment were $181,164,778, $74,666,865 and $44,479,922, respectively. The Company recognized unrealized gains (losses) of $178,485,994, ($72,688,925) and ($41,961,147), net of tax of $44,621,498, $18,172,231 and $10,347,637 during 2015, 2016 and 2017, respectively, which is recorded in other comprehensive income.

9. Convertible loan receivable

In October 2014, Ryecor China Investment Limited (“Ryecor”), a company owned by the Mr. Robert W. Roche, entered into an agreement with Shanghai e-Surer Financial Services Co., Ltd. (“E-surer”) on October 2014, whereby E-surer borrowed from Rvecor a RMB 20,000,000 convertible line of credit at 6% annual interest payable at maturity on August 22, 2018. Under the loan agreement, the line of credit up to RMB20.0 million is available to E-surer at any time until the maturity date. All or part of outstanding principle and interest may be converted into such amount of equity interest of E-surer that represents a percentage of equity ownership obtained by dividing the aggregate outstanding principal and unpaid accrued interest on the date of conversion, by RMB 100,000,000. The loan was secured by the 51% of E-surer’s equity interest in its whole-owned subsidiary.

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In US dollars, except share data, unless otherwise stated)

9. Convertible loan receivable—(Continued)

In September 2015, the Company entered into assignment contracts (“Assignment Contracts”) with Ryecor, pursuant to which Ryecor assigned to the Company all of its rights and delegated to the Company all of its obligation in exchange of a cash payment of $3,024,933 to Ryecor and Acorn Composite Corporation, Inc., which is also a company owned by Mr. Roche. The Assignment Contracts were personally guaranteed by Mr. Roche. The Assignment Contracts are classified as a convertible loan on the consolidated balance sheets. As of December 31, 2016 and 2017, the balance of the Assignment Contracts were $3,218, 665 and $ 3,587,204, respectively, which includes accrued interest of $184,170 and $183,785, respectively.

10. Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consisted of the following:

	December 31,
	2016	2017
Other taxes payable	$901,027	$1,344,814
Accrued employee payroll and welfare	3,618,234	1,685,492
Other payable	608,232	832,548
Accrued expenses	3,574,243	4,717,604
Advances from customers	430,430	63,298

	$9,132,166	$8,643,756

Other taxes payable mainly consist of value-added tax and related surcharges and PRC individual income tax of employees withheld by the Company. The Company’s PRC subsidiaries are subject to value-added tax at a rate of 17% on product purchases and sales. Value-added tax payable on sales is computed net of value-added tax paid on purchases.

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In US dollars, except share data, unless otherwise stated)

11. Share-based compensation

In May 2006, the Company adopted the 2006 Equity Incentive Plan (the “2006 Option Plan”) which allows the Company to offer a variety of incentive awards to employees, officers, directors or individual consultants or advisors who render services to the Company and authorized the issuance of 24,133,000 ordinary shares. Under the 2006 Option Plan, the share options and stock appreciation rights (“SARs”) are generally granted with an exercise price equal to the fair market value of the underlying shares, as determined by the Company’s Board of Directors at the date of grant and expire after ten years and six years, respectively, with vesting occurring 25% upon grant and the remaining 75% vesting ratably over three years. Certain share options and SARs granted vest immediately upon grant, and certain share options and SARs granted vest upon the satisfaction of certain performance targets. The proceeds from the exercise of the SARs by the grantee will be equity settled by delivery of equivalent fair value of ordinary shares of the Company.

On April 8, 2016, the Company granted 2,800,000 restricted share units (“RSUs”) under the 2006 Plan to Jacob Alexander Fisch, President of the Company. The grant includes time-based shares of 1,800,000 shares and performance-based shares of 1,000,000 shares which shall vest upon certain performance targets being met. All the RSUs granted were subsequently fully vested in 2016.

On March 6, 2017, the Company granted 65,884 ordinary shares to Mr. Pierre E. Cohade, Lead Director of the Company, under the company Artemis Ventures Ltd.

The Company recorded compensation expense of $71,333, $658,000 and $25,000 for the years ended December 31, 2015, 2016 and 2017, respectively, which were all associated with the RSUs granted by the Company.

The fair value of each RSU granted from 2012 to 2017 were based on quoted market price of the Company’s ordinary share on the grant date.

There was no share options granted, vested and exercised during 2015, 2016 and 2017.

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In US dollars, except share data, unless otherwise stated)

11. Share-based compensation—(Continued)

A summary of the RSUs activity for the year ended December 31, 2016 was as follows:

	Number of RSUs	Weighted average grant date fair value
Nonvested at January 1, 2016	—	$—
Granted	2,800,000	$4.7
Forfeited	—	$—
Vested	(2,800,000)	$4.7

Nonvested at December 31, 2016	—	$—

In 2017, the Company granted no RSUs.

As of December 31, 2017, there was no unrecognized compensation expense related to unvested share-based compensation arrangements granted under the 2006 Option Plan.

12. Fair value measurements

ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1	–	Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets

Level 2	–	Include observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3	–	Unobservable inputs which are supported by little or no market activity

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The Company's financial assets and liabilities or nonfinancial assets and liabilities that were required to be measured at fair value on a recurring basis as at December 31, 2016 and 2017 include available-for-sale securities investments.

Available-for-sale securities investments represent the marketable equity securities invested by the Company. The marketable equity securities are carried at fair values.

As of December 31, 2017, information about inputs into the fair value measurements of the Company's assets and liabilities that are measured at fair value based on independent valuation report as follows. The Company uses a combination of valuation methodologies, including market and income approaches based on the Company’s best estimate, which is determined by using information including but not limited to the quoted price, liquidity factors and selection of the comparable companies. The Company classifies the valuation techniques that use these inputs as Level 2.

	Fair Value Measurements at Reporting Date Using
Description	As of December 31, 2017	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Available-for-sale investments- marketable equity securities	44,479,922	—	44,479,922	—

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In US dollars, except share data, unless otherwise stated)

12. Fair value measurements—(Continued)

The Company measures its listed equity securities using quoted prices for the underlying securities in active markets, and accordingly, the Company classifies the valuation techniques that use these inputs as Level 1. As of December 31, 2016, information about inputs into the fair value measurements of the Company's assets and liabilities that are measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows.

	Fair Value Measurements at Reporting Date Using
Description	As of December 31, 2016	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Available-for-sale investments- marketable equity securities	74,666,865	74,666,865	—	—

The Company did not have any assets and liabilities that were measured at fair value on a nonrecurring basis

13. Taxation

Acorn International is incorporated in the Cayman Islands and is not subject to tax in that jurisdiction.

China DRTV and Smooth Profit are incorporated in the British Virgin Islands and are not subject to tax in that jurisdiction.

The Company’s Hong Kong subsidiaries, MK AND T, Bright Rainbow, and HJX International Limited, are subject to Hong Kong statutory income tax on their Hong Kong sourced income.

All of the Company’s PRC subsidiaries are subject to the statutory rate of 25% in 2015, 2016 and 2017 in accordance with the PRC government promulgated Law of the People’s Republic of China on the Enterprise Income Tax (“New EIT Law”).

Under the New EIT Law and implementation regulations issued by the PRC State Council, income tax at the rate of 10% is applicable to interest and dividends payable to investors that are “non-resident enterprises” which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such interest or dividends have their sources within the PRC. Undistributed earnings of the Company’s PRC subsidiaries are considered to be indefinitely reinvested and, accordingly, no provision for PRC dividend withholding tax has been provided thereon. Upon distribution of these earnings in the form of dividends or otherwise in the future, the Company would be subject to PRC withholding tax at 10% or a lower treaty rate.

A deferred tax liability should be recorded for the VIEs to the extent of their accumulated profit. As the VIEs have accumulated losses, no deferred tax liability has been provided by the Company.

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In US dollars, except share data, unless otherwise stated)

13. Taxation—(Continued)

The Company has made its assessment of each tax position (including the potential application of interest and penalties) based solely on the technical merits of the position, and has measured the unrecognized benefits associated with the tax positions. As of December 31, 2015, 2016 and 2017, the Company had unrecognized tax benefits of approximately $1.9 million, $2.0 million and $2.2 million, respectively. During 2015, 2016 and 2017, the Company recorded uncertain tax benefits of $0.1 million, $0.1 million and $0.2 million associated with intercompany transfer pricing results falling below the median of the inter-quartile range of comparable companies. The unrecognized tax benefits would impact the effective income tax if recognized.

As of December 31, 2016 and 2017, the amount of recorded interest and penalties related to uncertain tax positions was $99,024 and $160,057, respectively.

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of income taxes is due to computational errors made by the taxpayer. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined, but an underpayment of income tax liability exceeding RMB100,000 (approximately $15,000) is specifically listed as a special circumstance. In the case of a transfer pricing related adjustment, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. The Company’s PRC subsidiaries are therefore subject to examination by the PRC tax authorities from 2011 through 2017 on non-transfer pricing matters, and from 2006 through 2017 on transfer pricing matters.

The current and deferred portion of income tax (expense) benefit included in the consolidated statements of operations were as follows:

	For the years ended December 31,
	2015	2016	2017
Current income tax expenses	$(363,081)	$(4,169,360)	$21,873
Deferred income tax benefit (expense)	179,990	(423,423)	7,842,672
Total income tax expense (benefit)	(183,091)	(4,592,783)	7,864,545

Reconciliation between the effective income tax rate and the PRC statutory income tax rate was as follows:

	For the years ended December 31,
	2015	2016	2017
PRC statutory tax rate	25%	25%	25%
Expenses not deductible(Income not taxable) for tax purposes	(1)%	4%	(1)%
Effect of different tax rate of subsidiary operations in other jurisdiction	(2)%	(15)%	22%
Change in valuation allowance	(22)%	36%	(217)%
Utilization (Recognition) of the unrecognized tax benefit	(0)%	2%	(0)%
Others	—	—	(3)%
Effective tax rate	0%	52%	(174)%

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In US dollars, except share data, unless otherwise stated)

13. Taxation—(Continued)

The principal components of the Company’s deferred income tax assets and liabilities as of December 31, 2016 and 2017 were as follows:

	December 31,
	2016	2017
Deferred tax assets:
Allowance and reserves for inventory and accounts receivable	$2,344,940	$1,648,979
Accrued expenses	969,498	915,809
Revenue recognition difference	145,504	97,153
Advertising expenses	650,244	363,155
Net operating losses	29,490,696	28,469,713
	$33,600,882	$31,494,809
Less: valuation allowance	(33,012,389)	(22,932,999)
	$588,493	$8,561,810
Deferred tax liabilities:
Unrealized gain on available-for-sale securities	(18,017,610)	(10,514,800)
	$(18,017,610)	$(10,514,800)
	$(17,429,117)	$(1,952,990)

Total deferred tax liabilities, net	$(17,429,117)	$(1,952,990)

As of December 31, 2017, the Company had tax losses carrying forward of $117,360,400. The tax losses will expire between 2018 and 2022 if not utilized.

 In November 2015, the FASB issued ASU 2015-17, to simplify the presentation of deferred income taxes, which requires that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. The Company has elected to adopt ASU 2015-17 prospectively. As a result, the Company has presented all deferred tax assets and liabilities as non-current on the Company's consolidated balance sheet as of December 31, 2017.There was no impact on the Company's result of operations as a result of the adoption of ASU 2015-17.

The Company considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, the Company believes it is not more-likely-than-not that the Company will realize the benefits of all these deductible differences. As of December 31, 2016 and 2017, the Company had valuation allowance at $33.0 million and $23.0 million, respectively. The remainder amount of the deferred tax assets considered realizable, however, could be reduced if estimates of future taxable income during the carry forward periods are reduced.

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In US dollars, except share data, unless otherwise stated)

14. Other income, net

Other income (expense) consisted of the following:

	For the years ended December 31,
	2015	2016	2017
Gain on sale of investments	—	18,088,327	11,845,796
Other	195,355	(417,304)	(206,953)

	$195,355	$17,671,023	$11,638,843

 From January 2016, the Company started to sell its shares in Yimeng. In 2016, the Company sold 8.0 million shares, for cash consideration of RMB 126.0 million, and recognized a gain of $18.1 in other income. In 2017, the Company sold 4.6 million shares, for cash consideration of RMB 64.3 million, and recognized a gain of $9.1 million and $2.7 million dividend in other income.

15. Earnings (Loss) per share

The computation of basic and diluted earnings (loss) per ordinary share from operations for the years ended December 31, 2015, 2016 and 2017 was as follows:

	For the years ended December 31,
	2015	2016	2017
Numerator:
Net income (loss) attributable to Acorn International, Inc. from operations—basic and diluted	$(40,158,654)	$3,438,370	$12,384,303
—Continuing operations	(28,412,344)	10,347,437	15,858,809
—Discontinued operations	(11,746,310)	(6,909,067)	(3,474,506)

Denominator:
Weighted average ordinary shares outstanding—basic and diluted	79,226,404	75,600,700	65,836,869

Income (Loss) per ordinary share:
Basic and diluted	$(0.51)	$0.05	$0.19
—Continuing operations	(0.36)	0.14	0.24
—Discontinued operations	(0.15)	(0.09)	(0.05)

The Company did not have outstanding stock options, SARs and RSUs outstanding in 2015, 2016 and 2017.

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In US dollars, except share data, unless otherwise stated)

16. Mainland China contribution plan and profit appropriation

Employees of the Company in the PRC are entitled to retirement benefits calculated with reference to their salary basis upon retirement and their length of service in accordance with a PRC government-managed retirement plan. The PRC government is directly responsible for the payments of the benefits to these retired employees. The Company is required to make contributions to the government-managed retirement plan based on certain percentages of the employees’ monthly salaries. The amounts contributed by the Company were $908,355, $558,385 and $418,045 for the years ended December 31, 2015, 2016 and 2017, respectively.

In addition, the Company is required by law to contribute medical, unemployment, housing and other statutory benefits based on certain percentages of the employees’ monthly salaries. The PRC government is directly responsible for the payments of the benefits to these employees. The amounts contributed by the Company were $963,160, $659,855 and $443,305 for the years ended December 31, 2015, 2016 and 2017, respectively.

In accordance with relevant PRC Company Law and regulations and the Company’s Articles of Association, the Company’s PRC subsidiaries were required to appropriate 10% of their respective profit after taxation reported in their statutory financial statements prepared under the Accounting Standards for Business Enterprises (“PRC GAAP”) to the statutory surplus reserve. The Company has a statutory reserve balance of $8,351,153 and $8,350,141 as of December 31, 2016 and 2017, respectively. The appropriation of statutory surplus reserve will cease upon the balance of the statutory surplus reserve reaching 50% of the companies’ registered capital. The statutory surplus reserves may be used to make up losses or for conversion into the shareholders’ equity.

17. Commitments and contingencies

(A) Leases commitments

The Company leases certain office premises and buildings under non-cancelable leases. Rental expenses under operating leases for 2015, 2016 and 2017 were $1,553,580, $619,262 and $585,375, respectively.

As of December 31, 2017, future minimum lease payments under non-cancelable operating leases agreements were as follows:

2018	$120,784
2019	618
2020 and therafter	—

$121,402

(B) Legal matters

The Company is a party to legal matters and claims that are normal in the course of its operations. While the Company believes that the ultimate outcome of these matters will not have a material adverse effect on its financial position, results of operations and cash flows, the outcome of these matters is not determinable with certainty and negative outcomes may adversely affect the Company.

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In US dollars, except share data, unless otherwise stated)

18. Segment and geographic information

The Company’s two primary sales platforms are integrated direct sales and a nationwide distribution network. Direct sales platforms include an outbound marketing platform (which until early 2015 included TV direct sales) and an Internet sales platform.

The Company’s chief operating decision maker has been identified as the chairman of the Board of Directors and the CEO. The Company uses the management approach to determine operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision makers for making decisions, allocating resources and assessing performance. Based on this assessment, the Company has determined that it has two operating and reportable segments, which are direct sales and distribution sales.

The Company’s chief operating decision maker evaluates segment performance based on revenues, cost of revenues and gross profit. Accordingly, all other expenses are considered corporate level activities and are not allocated to segments. Therefore, it is not practical to show profit or loss by reportable segments. Also, the Company’s chief decision maker does not assign assets to these segments.

The Company’s revenues are all generated from direct sales platform and nationwide distribution networks in the PRC. Segment and geographic information below has been adjusted by excluding discontinued operations, which is disclosed in Note 21. The revenues by each Company of similar products are as follows:

	For the years ended December 31,
Product	2015	2016	2017
Health products	$8,101,683	$11,776,863	$17,032,191
Collectible products	5,646,352	1,573,757	1,534,151
Mobile phones	5,032,111	1,722,626	1,117,158
Kitchen and household	1,591,090	397,722	223,497
Fitness products	765,679	217,226	25,085
Cosmetics products	220,364	103,330	14,192
Auto products	49,461	1,026	9,532
Consumer electronics products	88,811	41,437	—
Other products	1,519,250	697,883	584,772

Total gross revenues	$23,014,801	$16,531,870	$20,540,578
Less: sales taxes	(58,636)	(53,415)	(250,291)

Total revenues, net	$22,956,165	$16,478,455	$20,290,287

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In US dollars, except share data, unless otherwise stated)

18. Segment and geographic information—(Continued)

The gross profit by segments is as follows:

Year ended December 31, 2015	Direct sales	Distribution sales	Total
Revenue, net	$18,003,617	$4,952,548	$22,956,165
Cost of revenue	(12,537,965)	(2,955,637)	(15,493,602)
Gross profit	$5,465,652	$1,996,911	$7,462,563

Year ended December 31, 2016	Direct sales	Distribution sales	Total
Revenue, net	$13,361,915	$3,116,540	$16,478,455
Cost of revenue	(2,352,556)	(2,877,620)	(5,230,176)
Gross profit	$11,009,359	$238,920	$11,248,279

Year ended December 31, 2017	Direct sales	Distribution sales	Total
Revenue, net	$18,942,436	$1,347,851	$20,290,287
Cost of revenue	(5,244,490)	(827,495)	(6,071,985)
Gross profit	$13,697,946	$520,356	$14,218,302

Geographic information

The Company operates in the PRC and all of the Company’s long-lived assets are located in the PRC.

In 2015, 2016 and 2017, no customer accounted for 10% or more of the Company’s net revenues.

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In US dollars, except share data, unless otherwise stated)

19. Related party transactions

In 2016 and 2017, the Company entered into a series of business arrangements with certain entities in which Mr. Robert W. Roche, a major shareholder, a director, and the executive chairman of Acorn International, owns substantial equity interests. The table below sets forth major related parties and their relationships with the Company:

Company Name	Relationship with the Company

Dreamstart (Hong Kong) Ltd., (“Dreamstart”)	Affiliate of Mr. Roche
IS Seafood	Affiliate of Mr. Roche
China Branding Group (“ CBG”)	Affiliate of the Company
JG Fashion Group LLC (“JG Fashion”)	Affiliate of Mr. Roche
Ryecor China Investment Limited (“Ryecor”)	Affiliate of Mr. Roche
Acorn Composite Corporation (“Acorn Composite”)	Affiliate of Mr. Roche
Lu&co Consultancy Co., Ltd. (“Lu&co”)	Affiliate of VP of the Company
Dragon Law Limited (“Dragon Law”)	Affiliate of CEO of the Company
URBN Hotels & Resorts (“URBN Hotels”)	Affiliate of Mr. Roche
Jia He Hotel	Affiliate of Mr. Roche
Cachet Hotel Group (“Cachet Hotel”)	Affiliate of Mr. Roche

Details of the transactions for the years ended December 31, 2015, 2016 and 2017 were as follows:

	For the years ended December 31,
	2015	2016	2017
Dreamstart	$1,611,256	$454,845	$—
CBG	$208,330	$—	$—
JG Fashion	$207,461	$—	$—
Lu&co	$9,402	$10,675	$—
Acorn Composite	$—	$924,757	$—
IS Seafood	$—	$22,810	$2,656
Dragon Law	$2,026	$2,785	$—
URBN Hotels	$—	$2,820	$3,949
Jia He Hotel	$—	$2,513	$4,874
Cachet hotel	$—	$1,307	$619

During 2015, 2016 and 2017, the Company paid $1.6 million, $0.5 million and nil respectively to Dreamstart for the use of the call center management system.

In 2015, the Company received advertising production and celebrity endorsement services from CBG and paid $0.2 million.

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In US dollars, except share data, unless otherwise stated)

19. Related party transactions—(Continued)

Lu&co, a company wholly owned by Ms. Jan Jie Lu, Business Operation Vice President of the Company, entered into a consultancy agreement with the Company on September 1, 2015 prior to Ms. Lu joining the Company. Under the agreement, the Company should pay Lu&co consultancy fees of RMB15,000 per month for a term of 12 months. The agreement remained in effective after Ms. Lu became an employee of the Company. In 2016, the Company paid $10,675 to Lu&co. The agreement was terminated in 2017.

In 2015, the Company purchased fashion accessories such as shoes and handbags for Internet sales from JG Fashion and paid $207,461.

In 2016 and 2017, the Company purchased seafood such as cod, lobster, halibut and scampi which originated from Iceland for Internet sales from IS Food and paid $22,810 and $2,656, respectively.

In 2015 and 2016, the Company paid $2,026 and $2,785 respectively to Dragon Law for law service.

In 2016 and 2017, the Company sold $2,820 and $3,949 respectively to UBRN hotels, $2,513 and $4,874 respectively, to Jia He hotel, and $1,307 and $619 respectively, to Cachet Hotel for hotel uniforms.

As of December 31, 2016 and 2017, the balance due from and due to related parties were as follows:

	December 31,
	2016	2017
Other receivables - Mr. Robert W. Roche	$—	$13,862
Other receivables - IS seafood	$—	$6,042
Other receivables - Cachet Hotel	$—	$3,628,415
Account payable - IS seafood	$15,537	$—
Other receivables - URBN Hotels	$3,171	$—

Mr. Roche has incurred certain costs amounting to $ 924,757 on behalf and for the benefit of the Company for the purpose of securing the commercial and business interests of the Company during 2015 when Mr. Roche and Mr. Don Dongjie Yang (Ex-CEO), as well as various other shareholders, were involved in an ongoing dispute with each other for control of the Company’s strategic direction and the Company’s board of directors. The nature of the costs included the payroll and travelling expenses. Upon settlement of the dispute, the Company’s board of directors approved to reimburse these costs and the Company accrued the liability due to Mr. Roche and recorded the amount in general and administrative expense for the year ended of December 31, 2015. The Company paid the amount in full in 2016.

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In US dollars, except share data, unless otherwise stated)

19. Related party transactions—(Continued)

In November 2017, the Company entered into a Strategic Cooperation Framework Agreement (the “Framework Agreement”) with Cachet Hotel, which is part of the Roche Enterprises Limited of companies. Roche Enterprises Limited is owned by Acorn International’s Executive Chairman, Mr. Robert Roche and Mr. Roche is the Executive Chairman and the majority shareholder of Cachet. The Framework Agreement was personally guaranteed by Mr. Roche.

Under the Strategic Framework Agreement, Acorn will become Cachet Hotel’s preferred supplier for sourcing of all amenities, textiles, other hotel goods as well as various furniture, fixtures and equipment for the hotels, restaurants, clubs and other types of properties managed by Cachet, subject to Acorn’s ability to procure the products satisfying Cachet’s requirements on commercially reasonable terms. Best efforts will be used to ensure that the owners of these properties purchase their products from Acorn.

The Framework Agreement also provides a credit facility for the Company to loan to Cachet up to $10.0 million at an interest rate of 8% per annum for amounts borrowed in USD and 10% for amounts borrowed in RMB, with each drawdown subject to the Company’s consent in its sole and absolute discretion. The facility has a three-year term with two one-year renewal options. As of December 31, 2017, the Company provided the loan advances of $3,628,415 as a loan to a related party on the consolidated balance sheets.

20. Restricted net assets

Relevant PRC laws and regulations permit payments of dividends by the Company’s PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC GAAP. As a result of these PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets either in the form of dividends, loans or advances, which restricted portion amounted to $33,011,516 as of December 31, 2017. This amount is comprised of the registered equity of the Company’s PRC subsidiaries and the statutory reserves. In addition, as a result of the Company’s restructuring effective January 1, 2005, retained earnings of $20,336,734 related to the pre-restructuring companies was unavailable for distribution as a normal dividend to Acorn International in accordance with relevant PRC laws and regulations.

21. Discontinued operation of HJX business

In June, 2017, the Company reached an agreement to sell a majority interest in its HJX business to a third-party investor and operator. Specifically, the agreement includes the establishment of a joint venture that will be controlled and operated by such third party, and the Company will hold 37.5% equity interest in this joint venture.

The Company’s management concluded that HJX business related assets met the standard and should be reclassified as Held for Sale in the consolidated balance sheet as of December 31, 2017. The following tables present the aggregate carrying amounts of assets classified as Held for Sale in the consolidated balance sheet:

	December 31,
	2016	2017

Carrying amount of assets held for sale:
Intangible assets, net- trademark	$495,159	$353,691
Intangible assets, net- distribution network	80,114	—
Prepaid expense-copyright	$227,114	$122,245
Total assets held for sale	$802,387	$475,936

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In US dollars, except share data, unless otherwise stated)

21. Discontinued operation of HJX business—(Continued)

The results of operations associated with discontinued operations are presented in the following table:

	For the years ended December 31,
	2015	2016	2017

Net revenues:
Direct sales	1,402,176	471,293	195,589
Distribution sales	23,187,270	7,578,128	1,771,829
Total net revenues	24,589,446	8,049,421	1,967,418

Cost of revenues:
Direct sales	(850,458)	(375,834)	(185,664)
Distribution sales	(18,543,098)	(6,366,283)	(2,187,001)
Total cost of revenues	(19,393,556)	(6,742,117)	(2,372,665)

Gross profit	5,195,890	1,307,304	(405,247)
Operating expenses:
Other selling and marketing expenses	(10,767,567)	(5,932,307)	(1,922,342)
General and administrative expenses	(6,174,634)	(2,284,064)	(1,146,917)
Total operating expenses	(16,942,200)	(8,216,371)	(3,069,259)
Income from discontinued operations before income taxes	$(11,746,310)	$(6,909,067)	$(3,474,506)
Income tax expense	—	—	—
Income from discontinued operations	$(11,746,310)	$(6,909,067)	$(3, 474,506)

Under the agreement, the Company agreed to sell the HJX Business at the price of RMB 6.0 million ($ 918,246).

22. Subsequent events

In January 2018, Acorn Information Technology (Shanghai) Co., Ltd filed a suitcase at the People’s Court of Nanjing Xuanwu District against Yong Kang Pei Tai Industry and Trade Co., Ltd or Yong Kang Pei Tai, for their infringing our well-known trademark “babaka”. Before the court open for hearing, we achieved reconciliation agreement with Yong Kang Pei Tai and they already paid us RMB250,000 according to the agreement.

In February 2018, Hebei Education Press Co., Ltd. filed three similar suits against Shanghai Network together with Shanghai HJX Digital Technology Co., Ltd. and Beijing Jingdong Three Hundred and Sixty-Degree Electronic Commerce Co., Ltd. claiming infringement of copyright. Each suit claims asks for RMB522,500 of compensation. We are waiting for the court to determine the date for hearing. The Company accrued for the expected losses in connection with these cases as of December 31, 2017.

On April 27, 2018, the Company consummated the sale of the shares of Bright Rainbow Investments Limited to Hong Kong Red Star Macalline Universal Home Furnishings Limited ("Red Star") in exchange for cash payment of approximately RMB360 million (US$57 million). As of December 31, 2017 the carrying value of the real estate was approximately RMB108 million (US$17 million). Bright Rainbow owns the entire share capital of Shanghai Hao Ji Xing Digital Technology Co., Ltd., which owns the land use rights to the land plot located on Qingpu and all the buildings, fixtures and related facilities.

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In US dollars, except share data, unless otherwise stated)

ADDITIONAL INFORMATION—FINANCIAL STATEMENT SCHEDULE I

ACORN INTERNATIONAL, INC.

These financial statements have been prepared in conformity with accounting principles generally accepted in the United States.

FINANCIAL INFORMATION OF PARENT COMPANY

BALANCE SHEETS

(In US dollars, except share data)

	December 31,
	2016	2017

Assets
Current assets:
Cash and cash equivalents	$6,324,046	$2,122,380
Amounts due from subsidiaries	722,696	467,747
Loan receivable	1,909,741.	2,124,133
Other current assets	113,826	501,819
Held-for-sale assets	—	353,691

Total current assets	9,070,309	5,569,770
Loan to related party	—	2,450,000
Investments in subsidiaries	91,603,716	87,517,739
Total assets	$100,674,025	$95,537,509

Liabilities and equity
Current liabilities:
Other current liabilities	$1,503,471	$1,408,533
Amount due to subsidiaries	—	7,140,367
Total current liabilities	1,503,471	8,548,900
Total liabilities	1,503,471	8,548,900

Equity:
Ordinary shares ($0.01 par value; 100,000,000 shares authorized, 91,818,518 and 91,884,402 shares issued and 75,406,875 and 53,602,810 shares outstanding as of December 31, 2016 and 2017, respectively)	918,185	918,844
Additional paid-in capital	161,938,330	161,962,671
Accumulated deficits	(122,910,876)	(110,526,573)
Accumulated other comprehensive income	80,865,261	60,968,963
Treasury stock, at cost (16,411,643 and 37,333,921 shares as of December 31, 2016 and 2017, respectively)	(21,640,346)	(26,335,296)
Total equity	99,170,554	86,988,609
Total liabilities and equity	$100,674,025	$95,537,509

FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF OPERATIONS

(In US dollars)

	For the years ended December 31,
	2015	2016	2017

Operating expenses:
Other selling and marketing expenses	$207,461	$270	$—
General and administrative expenses	2,638,398	2,800,959	4,026,312
Total operating expenses	2,845,859	2,801,229	4,026,312
Loss from operations	(2,845,859)	(2,801,229)	(4,026,312)
Other expenses	112,848	128,188	246,603
Loss before income taxes	(2,733,011)	(2,673,041)	(3,779,709)
Equity in losses of an affiliate	—	(150,000)	—
Income taxes	—	—	—
Equity in gains (losses) of subsidiaries	(37,425,643)	6,261,411	16,164,012
Net income (loss) of Acorn International, Inc.	$(40,158,654)	$3,438,370	$12,384,303

FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF COMPREHENSIVE LOSS

(In US dollars, except share data)

	For the years ended December 31,
	2015	2016	2017

Net income (loss)	$(40,158,654)	$3,438,370	$12,384,303
Other comprehensive income, net of tax
Unrealized gain (loss) of available-for-sales securities in the subsidiaries, net of tax of $ (18,172,231) and $ (10,490,287) in 2016 and 2017, respectively.	130,928,599	(53,999,944)	(34,823,436)
Foreign currency translation adjustments	(2,933,003)	(27,715,195)	14,927,138
Comprehensive Income (loss) of Acorn International, Inc.	87,836,942	(78,276,769)	(7,511,995)

FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF CASH FLOWS

(In US dollars)

	For the years ended December 31,
	2015	2016	2017

Operating activities:
Net income (loss) of Acorn International, Inc.	$(40,158,654)	$3,438,370	$12,384,303
Share-based compensation	71,333	658,000	25,000
Exchange losses of convertible loan	—	213,330	(102,159)
Equity in losses of affiliates	—	150,000	—
Equity in losses (gains) of subsidiaries	37,425,643	(6,261,411)	(16,164,012)

Accrued interests on convertible loan	(140,291)	(112,233)	(112,233)
Changes in operating assets and liabilities:
Other current assets	(24,389)	(1,019)	(387,993)
Other current liabilities	1,135,638	(213,579)	(94,938)
Net cash used in operating activities	$(1,690,720)	$(2,128,542)	$(4,452,032)

Investing activities:

Disbursement for loan receivables	(1,870,547)	—	—
Disbursement for loan to related party		—	(2,450,000)
Investment in an affiliate	—	(150,000)	—
Investment in an subsidiary	—	(1,567,757)	—
Dividend received	6,506,710	5,400,000	—
Net cash provided by (used in) investing activities	$4,636,163	$3,682,243	$(2,450,000)

Financing activities:
Repayment of Long-term debt	(8,506,324)	—	—
Amounts due from subsidiaries	3,178,570	4,980,294	254,949
Amounts due to subsidiaries	(57,527)	(792,257)	7,140,367
Repurchase of ordinary shares	(375,000)	(1,530,895)	(4,694,950)
Net cash provided by (used in) financing activities	$(5,760,281)	$2,657,142	$2,700,366
Net increase (decrease) in cash and cash equivalents	$(2,814,838)	$4,210,843	$(4,201,666)
Cash and cash equivalents at the beginning of the year	4,928,041	2,113,203	6,324,046
Cash and cash equivalents at the end of the year	$2,113,203	$6,324,046	$2,122,380

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

2) As disclosed in Note 1 to the consolidated financial statements, the Company was incorporated in the British Virgin Islands (“BVI”) on March 4, 2004 to be the holding company of the Company. The Company is an integrated multi-platform marketing company in China which develops, promotes and sells products. The Company’s two primary sales platforms are integrated direct sales and a nationwide distribution network. Direct sales platforms include outbound marketing platform (which until early 2015 included TV direct sales) and Internet sales platform.

3) The condensed financial information has been prepared using the same accounting policies as set out in the consolidated financial statements except that the equity method has been used to account for investments in its subsidiaries and VIE. For the parent company, the Company records its investments in subsidiaries and VIE under the equity method of accounting as prescribed in ASC 323, Investments-Equity Method and Joint Ventures .. Such investments are presented on the Condensed Balance Sheets as “Investment in subsidiaries and VIE” and the subsidiaries and VIE’ profit or loss as “Equity in income/loss of subsidiaries” on the Condensed Statements of Comprehensive Loss. Ordinarily under the equity method, an investor in an equity method investee would cease to recognize its share of the losses of an investee once the carrying value of the investment has been reduced to nil absent an undertaking by the investor to provide continuing support and fund losses. For the purpose of this Schedule I, the parent company has continued to reflect its share, based on its proportionate interest, of the losses of subsidiaries and VIE regardless of the carrying value of the investment even though the parent company is not obligated to provide continuing support or fund losses.

4) As of December 31, 2016 and 2017, there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or redemption requirements of redeemable stocks or guarantees of the Company. $6,506,710, $5,400,000 and nil dividend was paid by the Company's subsidiaries to the Company in 2015, 2016 and 2017.

* * *

ADDITIONAL INFORMATION—FINANCIAL STATEMENT SCHEDULE II

ACORN INTERNATIONAL, INC.

VALUATION AND QUALIFYING ACCOUNTS

Description	Balance at Beginning of Year	Charged to/ (Reversed from) Costs and Expenses	Write-off	Balance at End of Year

Allowance for accounts receivable
-2017	$3,702,514	$276,090	$—	$3,978,604
-2016	$5,398,166	$(18,096)	$(1,677,556)	$3,702,514
-2015	$3,127,348	$2,270,818	$—	$5,398,166
Allowance for prepaid advertising expenses
-2017	$1,036,904	$(139,507)	$—	$897,397
-2016	$1,107,706	$—	$(70,802)	$1,036,904
-2015	$—	$1,107,706	$—	$1,107,706
Allowance for prepaid expenses and current assets
-2017	$436,348	$(126,231)	$—	$310,117
-2016	$605,445	$(169,097)	$—	$436,348
-2015	$127,192	$478,253	$—	$605,445
Allowance for deferred tax assets
-2017	$33,012,389	$(10,079,390)	$—	$22,932,999
-2016	$35,657,594	$(2,645,205)	$—	$33,012,389
-2015	$30,287,901	$5,369,693	$—	$35,657,594

