Form 20-F
period 2018-12-31
Acorn International, Inc.
filed 2019-04-30
CIK 1365742

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

 For the fiscal year ended December 31, 2018

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

5/F, YueShang Plaza, 1 South Wuning Road, Shanghai 200042, People’s Republic of China

(Address of principal executive offices)

Jacob A. Fisch, jake@chinadrtv.com, 86-21-5151 8888

5/F, YueShang Plaza, 1 South Wuning Road, Shanghai 200042, People’s Republic of China

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 51,619,218.

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

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. ☒ Yes ☐ No

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

Our reporting currency is the U.S. dollars. This annual report contains conversion of Renminbi amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all conversions of Renminbi into U.S. dollars were made at RMB6.8632 to $1, which was the official base exchange rate published by the People’s Bank of China (PBOC) on December 31, 2018. Monetary assets and liabilities denominated in Renminbi are translated into U.S. dollars at the respective official base exchange rate published by the PBOC as of the balance sheet date. Equity accounts denominated in Renminbi are translated into U.S. dollars at the applicable historical exchange rate. Revenues, expenses, gains and losses denominated in Renminbi are translated into U.S. dollars at the official annual average exchange rate for the applicable year as published by the PBOC. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

This annual report on Form 20-F includes our audited consolidated statements of operations data for the years ended December 31, 2016, 2017 and 2018, and audited consolidated balance sheets data as of December 31, 2017 and 2018.

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

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts are forward-looking statements based on our current expectations, assumptions, estimates and projections about us and our industry. These statements involve known and unknown risks, uncertainties and other factors, including those listed under Item 3.D. “Key Information - Risk Factors,” which may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward- looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigations Reform Act of 1995. In some cases, these forward-looking statements can be identified by words or phrases such as “aim,” “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “potential,” “will” or other similar expressions. The forward-looking statements included in this annual report relate to, among others:

•	anticipated operating results for 2019;

•	our ability to generate operating income, generate cash flows and fund our operations;

•	our goals and strategies, and our success in developing our business model;

•	expected trends in our direct sales channels (including e-commerce channels and call center operations) and our distribution channels (including both online and offline distribution network), and in our margins and certain cost or expense items as a percentage of our net revenues;

•	our future business development, financial condition and results of operations;

•	our ability to introduce successful new products and attract new customers;

•	our ability to maintain and build our brand and revenue for our products;

•	our ability to manage our featured product lines;

•	competition from companies in a number of industries, including without limitation retail industry and e-commerce industry;

•	our ability to effectively control our cost of sales and efficiently access media channels;

•	PRC governmental policies and regulations relating to our businesses;

•	general economic and business condition in China and elsewhere; and

•	assumptions underlying or related to any of the foregoing.

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

The following selected consolidated statements of operations data for the three years ended December 31, 2016, 2017 and 2018, and the selected consolidated balance sheet data as of December 31, 2017 and 2018, have been derived from our audited consolidated financial statements for the years ended December 31, 2016, 2017 and 2018, and are included elsewhere in this annual report. Our selected consolidated statements of operations data for the years ended December 31, 2014 and 2015, and our consolidated balance sheet data as of December 31, 2014, 2015, and 2016 have been derived from our audited consolidated financial statements that are not included in this annual report. Our selected consolidated financial statements are prepared and presented in accordance with U.S. GAAP.

In 2017, Acorn reached an agreement to sell a majority stake in its HJX electronic learning products business, or the HJX Business, to a third-party investor and operator, allowing the Company to focus on existing businesses and brands with higher profit margins, and on achieving profitable growth of new, potentially high margin businesses. Acorn maintains a 37.5% stake in a joint venture established with this third party. As a result of this transaction, the Company is required by applicable accounting rules to treat the historical operations of the wholly owned HJX Business as discontinued operations and the minority stake in the HJX Business as equity in losses of affiliates in the consolidated statements of operations for all periods presented, subject to the consolidation of the HJX Business into the joint venture entity. The financial data presented herein reflect HJX Business as discontinued operations.

Our historical results for any period are not necessarily indicative of results to be expected for any future period. The selected consolidated financial data should be read in conjunction with those consolidated financial statements and related notes and Item 5. “Operating and Financial Review and Prospects” in this annual report.

	For the years ended December 31,

	2014	2015	2016	2017	2018
	(in thousands $, except share and per share data)
Condensed Consolidated Statements of Operations Data
Revenues:
Direct sales, net	43,914	18,004	13,362	18,942	23,645
Distribution sales, net	6,768	4,953	3,117	1,348	4,800
Total revenues, net	50,682	22,956	16,478	20,290	28,445

Cost of revenues:
Direct sales	23,501	12,538	2,353	5,244	6,649
Distribution sales	3,121	2,956	2,878	827	1,560
Total cost of revenues	26,622	15,494	5,230	6,072	8,209
Gross profit	24,060	7,463	11,248	14,218	20,236

Operating (expenses) income:
Advertising expenses	(7,621)	(2,204)	(24)	—	—
Other selling and marketing expenses	(30,870)	(14,418)	(7,038)	(10,115)	(11,913)
General and administrative expenses(1)	(19,193)	(21,664)	(14,153)	(9,759)	(7,552)
Other operating income, net	2,121	1,713	7,607	1,473	2,136
Total operating expenses	(55,562)	(36,574)	(13,607)	(18,401)	(17,329)
(Loss) Income from continuing operations	(31,502)	(29,111)	(2,359)	(4,183)	2,907
Other income , net	1,954	1,017	18,138	12,172	32,965
Income tax (expense) benefit	(1,171)	(183)	(4,593)	7,865	(3,187)
Income (Loss) from continuing operations before equity in losses of affiliate	(30,719)	(28,277)	11,186	15,854	32,685
Loss from discontinued operations before equity in losses of affiliates	(13,372)	(11,746)	(6,909)	(3,475)	(1,237)
Equity in losses of affiliates	(235)	(227)	(868)	-	(325)
Net income (loss)(2)(3)	(44,326)	(40,250)	3,409	12,380	31,123
Net income (loss) attributable to non-controlling interests	3	(91)	(30)	(4)	(4)
Net income (loss) attributable to Acorn International, Inc. shareholders	(44,329)	(40,159)	3,438	12,385	31,127
Income (loss) per ordinary share:
Basic and Diluted	(0.54)	(0.51)	0.05	0.19	0.60
—Continuing operations	(0.37)	(0.36)	0.14	0.24	0.62
—Discontinued operations	(0.16)	(0.15)	(0.09)	(0.05)	(0.02)
Weighted average ordinary share outstanding - basic and diluted	82,690,613	79,226,404	75,600,700	65,836,869	52,546,325

	As of December 31,

	2014	2015	2016	2017	2018
	(in thousands $)
Condensed Consolidated Balance Sheet Data
Cash and cash equivalents	34,686	12,147	25,506	21,020	20,144
Prepaid advertising expenses	6,162	475	11	—	—
Total assets	125,732	240,719	132,731	100,907	90,137
Deferred revenue	667	548	381	512	175
Total liabilities	34,060	62,006	33,222	13,563	18,134
Ordinary shares	952	890	918	919	919
Additional paid-in capital	161,925	161,308	161,938	161,963	121,963
Accumulated deficits	(86,191)	(126,349)	(122,911)	(110,527)	(79,399)
Accumulated other comprehensive income	34,585	162,580	80,865	60,967	56,507
Treasury stock	(20,109)	(20,109)	(21,640)	(26,335)	(28,320)
Non-controlling interests	510	392	340	355	334
Total equity	91,672	178,713	99,510	87,344	72,003
Total liabilities and equity	125,732	240,719	132,731	100,907	90,137

Note:  Accumulated other comprehensive income in 2018 primarily reflects net change of unrealized gains/(losses) of available-for-sales securities. See Notes 8 to our audited financial statements included elsewhere in this annual report.

	For the years ended December 31,
	2016	2017	2018
	(in thousands, except percentages)
Selected Operating Data
Number of inbound calls generated through call center operations	438	73	44
Conversion rate for inbound calls to product purchase orders	35%	30%	28%

(1)	Includes share-based compensation in amounts listed below:

	For the years ended December 31,
	2014	2015	2016	2017	2018
			(in thousands)
Share-based compensation	$(428)	$(71)	$(658)	$(25)	$—

(2)	Includes share-based compensation in amounts listed in the table in note (1) above.

(3)	Net income (loss) for the periods presented reflect effective tax rates, which may not be representative of our long-term expected effective tax rates in light of the tax holidays and exemptions enjoyed by certain of our PRC subsidiaries and our consolidated affiliated entities. See Item 5.A, “Operating and Financial Review and Prospects—Operating Results—Taxation”.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

 Risks Relating to Our Business and Industry

While we achieved operating profitability in 2018, in the recent past we have often experienced significant net losses and negative cash flows, and we cannot assure you that our recent results constitute a new trend. Moreover, we believe we must consistently maintain operating profitability in order to position the business for long term sustainable success.

Although we achieved a modest operating profit of $2.9 million in 2018, we experienced net losses of approximately $39.9 million, $44.3 million and $40.2 million in 2013, 2014 and 2015, respectively. Despite our net income of approximately $3.4 million in 2016 and approximately $12.4 million in 2017, our loss from continuing operations was approximately $2.4 million in 2016 and $4.2 million in 2017, respectively, and we achieved profitability only due to other income of approximately $17.7 million in 2016 and $11.6 million in 2017, respectively, which primarily resulted from sales of approximately 8 million shares and 4.6 million shares of E-Money Holding Co., Ltd. (formerly known as Shanghai Yimeng Software Technology Co., Ltd.), or E-Money, in 2016 and 2017, respectively.

In our 2014 annual report filed with the United States Securities and Exchange Commission, or the SEC, in May 2015, we indicated that there was substantial doubt as to our ability to continue as a going concern. In response, we began implementing a series of initiatives, some of which are ongoing, designed to liquidate our non-core assets, stabilize our core businesses, reduce our expenses and losses, and generate additional cash flow. Our liquidity position improved in subsequent years, in part due to these measures, allowing us to realize our assets and satisfy our liabilities in the normal course of business. Such measures include, among other related actions, the following, with a number of them continued during 2018:

•	on December 10, 2018, we executed an agreement to sell Acorn’s former principal office in Shanghai to a third party for RMB46 million. As of April 30, 2019, we have received the full amount of RMB46 million for the sale. The ownership transfer was completed on March 28, 2019;

•	we executed a share sale and purchase agreement with Hong Kong Red Star Macalline Universal Home Furnishings Limited (“Red Star”) on April 27, 2018, in exchange for cash payment of approximately RMB360 million ($57 million), subject to a post-closing working capital adjustment, and have subsequently consummated the transaction contemplated thereunder. After the working capital adjustment, the total purchase price of Red Star was approximately RMB375 million ($59 million). Pursuant to the terms of the share sale and purchase agreement, Red Star acquired 100% of the shares in our wholly-owned Hong Kong subsidiary Bright Rainbow Investments Limited, which owns Shanghai HJX Digital Technology Co., Ltd, which owns various non-core assets, including the land use rights to a plot of land in the Qingpu district of Shanghai with a total area of 76,799 square meters, along with the warehouse on that land plot;

•	in 2017, we restructured our call center operations by further reducing our overhead and reaching operational profitability from the call center operations;

•	in 2017, our Company reached an agreement to sell a majority stake in its HJX Business to a third-party investor and operator, allowing Acorn to focus on its already profitable businesses and brands, as well as on achieving profitable growth of new businesses within our Group;

•	in 2016, 2017, and 2018, we sold a total of approximately 12.6 million shares of E-Money for an aggregate consideration of $28.2 million;

•	from 2015 to the first quarter of 2018, we subleased spare warehouse space to third parties, resulting in a decrease in associated costs and an increase in other operating income;

•	in 2015 and 2016, we sold a number of non-core properties in Shanghai and Beijing for an aggregate consideration of approximately $14.5 million;

•	in 2015, we consolidated our four call centers into one call center in Wuxi, China with significant related headcount reductions; and

•	in 2014 we started reducing our TV advertising expenditures in response to increasing TV advertising pricing and increasingly restrictive applicable PRC regulations, and in the first quarter of 2015, we suspended our TV direct sales channel (except for the periodic procurement of an insignificant amount of TV time until final discontinuation in 2018).

Our ability to maintain profitability and positive cash flow from operating activities depends on various factors, including our ability to grow revenue and control our costs and expenses, the effectiveness of our selling and marketing activities, consumer acceptance of our products and the growth and maintenance of our customer base. We may fail to sustain profitability or positive cash flow from operating activities. See Item 5. “Operating and Financial Review and Prospects—A. Operating Results—Overview” and “—B. Liquidity and Capital Resources”.

 Our evolving business model and the evolution of China’s retail industry make it difficult to evaluate our business and future prospects.

Our business model has varied throughout our operating history in response to changes in China’s retail industry and the regulatory environment in China. In response to regulatory changes, what we refer to as our “direct sales” model (to contrast with sales we make via distributors, whether online or offline) now consists primarily of Internet sales, and to a lesser extent, outbound marketing. Furthermore, as China’s retail industry has evolved, we have begun to focus on sourcing other branded products to complement our own proprietary-branded product lines (e.g. Babaka® posture correction products and Youngleda oxygen generating products), for distribution through our direct sales channel and our distribution channel. More recently we have invested significant resources in new businesses, such as Acorn Fresh, Acorn Entertainment, and Acorn Streaming, each of which represents a more significant departure from our historical business model and has no assurance of success.

 The evolution of our business model makes it difficult for you to evaluate our business and future prospects. Our longer term goal is to leverage our success as the leading TV informercial company in China in prior years to now become a leading direct marketing and branding company in China that markets and distributes, particularly through our e-commerce channel, which we are continuing to develop, both our proprietary, self-owned brands and products and well-established or promising new third-party brands and products, as well as to expand Acorn Fresh, Acorn Entertainment and Acorn Streaming, and incubate new businesses, within our Group. To achieve this goal, we need to continue to grow our business across platforms and product lines. Our ability to successfully implement our strategy is subject to various risks and uncertainties, including:

•	our relatively short history in the e-commerce business;

•	dramatic changes in success levels of our different brands from year to year;

•	our ability to maintain awareness of our brands, generate sales and develop customer loyalty through our direct sales platform, particularly our e-commerce channel;

•	our ability to continue to develop our e-commerce channel, including by adapting to the latest technological developments;

•	our ability to successfully incubate and expand new businesses that are far removed from our historical core competencies;

•	changes in government regulations, industry consolidation and other significant competitive and market dynamics;

•	our ability to upgrade our technology or infrastructure to keep pace with our current and future direct sales platforms;

•	the potential need in the future for additional capital to finance our expansion of these business operations, which may not be available on reasonable terms or at all; and

•	the need to recruit additional skilled employees, including technicians and managers at different levels.

There can be no assurance that we will be able to effectively manage these risks or execute our business strategies, which could have a material adverse effect on our growth, results of operations and business prospects.

Our operating results fluctuate from period to period, making them difficult to predict.

Our operating results are highly dependent upon, and will fluctuate based on, the following product-related factors:

•	the mix of products selected by us for marketing through our direct sales platforms (consisting primarily of e-commerce channels, and to a lesser extent, outbound marketing) and our distribution network, as well as their average selling prices;

•

the level of investment we make in our newest businesses, such as Acorn Fresh, Acorn Entertainment and Acorn Streaming, as well as other new businesses we incubate, and their success in generating revenues;

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

In addition, factors not directly relating to our products which could cause our operating results to fluctuate in a particular period or in comparison to a prior period include:

•	new laws, regulations or rules promulgated by the PRC government governing the consumer product marketing and branding industries;

•	the general factors driving China’s online retail industry, such as levels of per capita disposable income and consumer spending, the number of online shoppers, the adoption of online sales strategies by us and other manufacturers and service providers, and the availability of improved delivery services and the payment options;

•	natural disasters, such as the severe snow storms and earthquake experienced by China in 2008;

•	the amount of operating expenses incurred by us and timing of such incurrence, including our media procurement expenses, inventory-related losses, bad debt expense, product returns and options grants to our employees;

•	gains and losses related to our sale of non-core assets and our investments in marketable and other securities;

•	the level of advertising and other promotional efforts by us and our competitors in a particular period;

•	our ability to attract and retain competent and experienced employees;

•	our ability to keep pace with the rapidly changing digital landscape in China and ever changing consumer behavior; and

•	the rising cost of digital media.

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

The Company relies, for product sales, on third-party e-commerce platform TMall, which could adopt policies or take other actions that may negatively affect or even prevent our product sales. The Company also relies, to a lesser extent, for product sales on TMall.com, on its Taobao Partners, who may decide to terminate their relationship with the Company in the future or fail to maintain or increase their sales volume of our products.

The Company relies heavily on the e-commerce platform, TMall, run by Alibaba, as one of the channels for its Internet sales. Specifically the Company contracts with a number of individuals and entities which market, sell and distribute Company’s products on TMall and calls such individuals and entities Taobao Partners, or TPs. We had 4 Taobao Partners as of December 31, 2018. If TMall were to adopt any policy or take any other action that would restrict or even prevent the sale of our products, disrupt the business of our TP Partners, or increase the cost of sales of our products, then our Internet sales may be materially adversely affected. The Company relies on such TP Partners to generate sales through e-commerce channels. However the Company does not have long-term contracts with such TPs, and it is possible that such TPs decide not to contract with the Company in the future or terminate their existing contracts. In addition, such TPs may fail to maintain or increase their sales volume in the future, and we may fail to timely find and contract with new TPs who are capable of generating satisfactory sales volume. Further, our agreements with TPs typically do not restrict the TPs from procuring products from other sellers, and such other sellers’ products may be competing products of ours. If any such events occur, the Company may face decreasing revenue from e-commerce sales.

Changes in the quoted prices for E-Money on the China National Equities Exchange and Quotations (“NEEQ”) will cause the carrying value of our E-Money shares to vary and affect our comprehensive net income; and our ability to sell our E-Money shares at desired prices or in desired volumes will be affected by related developments in the NEEQ market and the market for E-Money shares.

In July 2015, E-Money (NEEQ: 832950) began trading on the NEEQ and on December 31, 2016 our 8.5% ownership stake in E-Money was valued at $74.7 million. During 2017 and 2018, we continued to sell E-Money shares on the NEEQ. Through April 30, 2019 we reduced our ownership stake in E-Money to 7.4% and at such date our remaining ownership stake (consisting of approximately 32.7 million E-Money shares) was valued at $38.9 million. Our management will consider additional sales of E-Money shares as it deems appropriate.

The NEEQ is an over-the-counter (“OTC”) market in China listing companies not otherwise eligible for listing on China’s other markets including the Shanghai and Shenzhen Main Boards. Both the NEEQ and E-Money’s shares on the NEEQ have experienced significant volatility and limited liquidity, as well as periods when trading halted. For example, on March 28, 2017, E-Money announced that it was temporarily halting the trading of its stock on NEEQ in anticipation of a potential material event and did not resume trading until May 23, 2017. We may be unable to sell our E-Money shares at prices equal to the then-quoted price and or in desired volumes. Sales of E-Money shares by us or others could also impact the price of E-Money shares due to the limited trading volume. Actions by E-Money may also restrict our ability to sell E-Money shares. For example, on November 2, 2015, E-Money publicly announced that it has engaged in a counseling period for an initial public offering. On June 5, 2017, E-Money’s board of directors passed resolutions on the proposal for E-Money’s initial public offering. If E-Money’s application for the initial public offering is accepted by China Securities Regulatory Commission, or the CSRC, it will apply to temporarily halt trading at NEEQ and if the application is approved, we will not be able to sell our E-Money shares within one (1) or more years after the date of such initial public offering. There is also no assurance that E-Money’s application for initial public offering will be accepted or approved or E-Money will conduct an initial public offering at all. Currently E-Money is still a publicly traded company on NEEQ, although with almost no trading volume.

If we are deemed an “investment company” under the U.S. Investment Company Act of 1940 (as amended, the “Investment Company Act”), it would adversely affect the price of our ADSs and ordinary shares and could have a material adverse effect on our business.

As of April 30, 2019, our assets include an approximately 7.4% interest in E-Money. This may be deemed to be “investment securities” within the meaning of the Investment Company Act. Our investment in E-Money and other factors may cause us to be deemed an “investment company” under the Investment Company Act. As a foreign private issuer, we would not be eligible to register under the Investment Company Act, so if we are deemed an investment company within the meaning of the Investment Company Act, we would either have to obtain exemptive relief from the SEC or dispose of investments in order to fall outside the definition of an investment company. Additionally, we may have to forego potential future acquisitions of interests in companies that may be deemed investment securities within the meaning of the Investment Company Act. Failure to avoid being deemed an investment company under the Investment Company Act coupled with our inability as a foreign private issuer to register under the Investment Company Act could make us unable to comply with our reporting obligations as a public company in the United States and lead to our being delisted from the NYSE, which would have a material adverse effect on the liquidity and value of our ADSs and ordinary shares.

Our best-selling featured product lines, such as our Babaka® product line, have varied significantly but account for, and are expected to continue to account for, the substantial majority of our sales in the near term. Featured products sales may decline, these products may have limited product lifecycles, and we may fail to introduce new products to offset declines in sales of our featured products.

Our five best-selling featured product lines accounted for 97.8%, 97.0% and 97.0% of our gross revenues in 2016, 2017 and 2018 respectively. Our featured products may fail to maintain or achieve sufficient consumer market popularity, and sales may decline due to, among other factors, the introduction of competing products, entry of new competitors, customer dissatisfaction with the value or quality offered by our products, negative publicity or market saturation. Consequently, our future sales success depends on our ability to successfully identify, develop, introduce and distribute in a timely and cost- effective manner new and upgraded products.

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

In China’s fragmented, developing and increasingly competitive consumer market, product brands and corporate reputation have become critical to the success of our new products and the continued popularity of our existing products. We undertake promotional activities to market our brands and enhance our reputation, but our promotional activities may be expensive and may fail to either effectively promote our product brands or generate additional sales. In addition, our product brands, corporate reputation and product sales could be harmed by factors including but not limited to the following:

•	our advertisements, or the advertisements of the owners of the third-party brands that we market or those of our distributors, are deemed to be misleading or inaccurate;

•	our products fail to meet customer expectations;

•	we provide poor or ineffective customer service;

•	our products contain defects or otherwise fail;

•	consumers confuse our products with inferior or counterfeit products;

•	consumers find our outbound marketing intrusive or annoying;

•	there is negative media coverage about the products we sell.

Our products may also be subject to negative publicity for various reasons, such as complaints about the quality of our products and related services or other public relation incidents of us, which may adversely affect our reputation and the sales of our products. For example, in 2018, there was negative news coverage about the founder of our Babaka® products and subsequently negative media coverage extended to the Babaka® products and similar posture correction products, which may have negative impact on the reputation of our Babaka® brand, and consequently the sale of Babaka® products. Any such negative publicity, regardless of veracity, could result in the expenditure of funds and management time and may have a material and adverse effect on our reputation, our business and the trading price of our ADSs.

In 2011, some of our customers reported receiving phone calls from certain unidentified third parties impersonating our staff. Some of these third parties claimed that the products ordered by such customers were out of stock and requested such customers to modify their orders. Some of these third parties stated that the products ordered by the customers were damaged and requested the customers to reject their ordered products upon delivery. In some cases, these unidentified individuals delivered counterfeit or inferior products to our customers. After our internal investigation and the investigation conducted by relevant PRC authorities, a group of impersonators was arrested by the police and was sentenced by the court in August 2011. Since 2011, we have identified other occurrences involving individuals impersonating our staff and calling our customers to achieve similar results, and in each case we identified such activities, have taken steps necessary to thwart and prosecute the impersonators. Although we continue to take steps reasonably aimed at preventing such events from recurring, including periodic internal investigations, there can be no assurance that we will be able to effectively prevent the recurrence of such events in the future, and in case such events recur in the future, it could materially adversely affect our reputation among our customers and potential customers and our result of operations.

We rely on our distribution network for a substantial portion of our revenues. Failure to maintain good distributor relations could materially disrupt our distribution business and harm our net revenues.

In 2016, 2017 and 2018, 18.9%, 6.6% and 16.9% respectively, of our net revenues were generated through our distributors across China. Our largest distributor accounted for approximately 4.4%, 2.9% and 11.7% of our gross revenues in 2016, 2017 and 2018, respectively. We primarily sell Youngleda oxygen generating products through our offline distribution network as well as Babaka® products through our online distribution network. We do not maintain long-term contracts with our distributors. Maintaining relationships with existing distributors and replacing any distributor may be difficult or time consuming. In addition, we are in the process of rationalizing and streamlining our distribution network to adapt to our evolving business model. If we cannot negotiate favorable terms regarding our distribution agreement with our existing distributors, they may discontinue their relationships with us and we may not be able to identity and attract new distributors or find suitable replacement of our existing distributors. Our failure to maintain good relationships with our distributors could materially disrupt our distribution business and harm our net revenues.

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

Our business could be disrupted and our business prospects could be adversely affected if we were to lose the services of key members of our management team.

Our co-founder and Executive Chairman, Mr. Robert W. Roche, has played an important role in the growth and development of our business since its inception. Similarly, our President and Chief Executive Officer, Mr. Jacob A. Fisch, has played an important role in the development of our Company since joining in 2014. If either Mr. Roche or Mr. Fisch is unable or unwilling to continue in his present position, we may be unable to replace him easily or at all, our business could be severely disrupted, and our financial condition and results of operations could be materially and adversely affected. We do not maintain key-man life insurance for any of the aforesaid key members of our management team.

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

From 2016 to 2018, we have implemented a substantial reduction in our work force across all functions of our operations and restructured our senior management, which reductions are primarily driven by cost control efforts as well as restructuring and streamlining our business structure and operation. In addition, through voluntary attrition, certain key personnel have recently left, and we have yet to recruit replacements. The reductions and adjustments in our workforce and the loss of such key personnel could seriously harm the morale of existing employees and our ability to attract prospective employees in key areas of need or retain current key personnel in critical areas of operations, which could disrupt our business and operations and negatively affect our financial performance.

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

In fulfilling sales through our direct sales platforms, we face customer acceptance, delivery, payment and collection risks that could adversely impact our direct sales net revenues and overall operating results. We are dependent on delivery companies to make our product deliveries and from time to time we have been required to write off certain accounts receivable from them.

We rely on delivery companies such as Cainiao, JD Delivery, Zhai-ji-song, SF Express, EMS, etc. to deliver products sold through our direct sales platforms, including our e-commerce channel. Products delivered through delivery companies accounted for over 95% of our total sales in 2016, 2017 and 2018. We rely exclusively on SF Express’s cold chain delivery service for the delivery of fresh food products in our Acorn Fresh business. We do not maintain a long-term contract with any delivery companies. If they become unwilling or unable to provide these services to us, our business could be disrupted.

Substantially all of the products that we sell through our direct sales platforms are delivered and paid for by customers via electronic payment. For cash-on-delivery (COD) orders, we rely on delivery companies to remit customer payment collections to us. If these companies fail to remit the payment collected to us in a timely fashion or at all, our financial performance could be adversely affected. EMS typically requires two to three weeks to remit to us the COD payments received from our customers. Of our total accounts receivable balance as of December 31, 2016, 2017 and 2018, no single delivery company accounted for more than 10% of our total accounts receivable. In addition, in the past we have been required to write off certain EMS accounts receivable because EMS’s internal records are different our records with respect to cash amounts received by EMS. While we did not record any write-off in connection with EMS-related accounts receivable in 2016, 2017 and 2018, we may be required to make such write-off in the future.

If service quality of the delivery companies deteriorates, for example, if the frequency at which their personnel fail to locate a delivery address increases or cold chain service quality deteriorates, our business and financial performance could be adversely affected as well. Of the total attempted product deliveries by delivery companies on a COD basis, approximately 45%, 53% and 61% were successful in 2016, 2017 and 2018 respectively, however there is no assurance this will continue increasing. Reasons for delivery failure primarily include customer refusal to accept a product upon delivery or failure to successfully locate the delivery address.

 We expect competition in China’s consumer market to intensify. If we do not compete successfully against new and existing competitors, we may lose our market share, and our profitability may be adversely affected.

Competition from current or future competitors could cause our products to lose market acceptance or require us to significantly reduce our prices or increase our promotional activities to maintain and attract customers. Many of our current or future competitors may have larger scale, longer operating histories, better brand recognition and consumer trust, strong media management capabilities, better media and supplier relationships, a larger technical staff and sales force and/or greater financial, technical or marketing resources than we do. We face competition from numerous domestic and international sellers of consumer branded products that sell in China such products that compete with our products; for example, posture-correction products from MTG, MINGZHEN, Nuotai and other brands compete with our Babaka® posture-correction products, and Oxygen-generating products from Yuwell and other brands compete with our Youngleda oxygen generating products.

Interruption or failure of our telephone system and management information systems could impair our ability to effectively sell and deliver our products, collect payments on product sales, or result in a loss or corruption of data, which could damage our reputation and negatively impact our results of operations.

In 2016, 2017 and 2018, approximately 14.5%, 15.9% and 14.6% of our total net revenues, respectively, were generated through our direct sales platforms with orders processed by our call center. Our call center relies heavily on our telephone and management information systems, or MIS, to receive customer calls, process customer orders, arrange product delivery and assess the effectiveness of advertising placements and consumer acceptance of our products, among other things. In addition to our call center, our e-commerce business also relies heavily on MIS to process customer orders, arrange product delivery and collect sales-related data. Our telephone system and MIS are each primarily provided and maintained by a third party vendor and we have limited in house capacity to address any interruptions or failure of the telephone system or MIS. Interruptions to or failures in our telephone system or MIS could prevent the timely or proper delivery of products to consumers, or payment to the delivery companies, which would harm our reputation and cause the loss of our customers. Interruptions to or failures in our MIS could also lead to loss or inaccuracy of data stored in the MIS, causing inaccuracies in our payment processing (e.g. our failure to collect payment on orders) or analysis of the data. These interruptions or failures may be due to events that are beyond our control, such as inclement weather, natural disasters, transportation disruptions or labor. As our business evolves and our MIS requirements change, we may need to modify, upgrade and replace our systems. We work closely with third-party vendors and our related party vendors to provide service tailored to our specific needs. We are and will continue to be substantially reliant on these third-party vendors for the provision of maintenance, modifications, upgrades and replacements to our systems. Any such modification, upgrading or replacement of our systems may be costly and could create disturbances or interruptions to our operations. If these third-party vendors can no longer provide these services, it may be difficult, time consuming and costly to replace them. Similarly, errors or inadequacies in our MIS may be difficult or expensive to timely correct and could result in substantial service interruptions.

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

We rely on a combination of patent (utility model), copyright, trademark and unfair competition laws, nondisclosure agreements and other methods to protect our intellectual property rights. In particular, we rely on the trademark law in China to protect our product brands. We currently maintain 599 trademark registrations in China which will expire between 2019 and 2025, 46 trademarks of which contain either the Chinese name of Babaka® or the English name of Babaka® for the posture correction products. We are in the process of extending the trademarks which are expected to expire in the near future. Separately, we are in the process of applying for registration or transfer of approximately 111 trademarks among our group companies in China. We may be unable to enforce our proprietary rights in connection with these trademarks before such registrations or transfers are approved by the relevant authorities and it is possible that such registrations or transfers may not be approved at all. There can be no assurance that our trademark applications will be approved, that any registered trademark will adequately protect our intellectual property, or that such trademark will not be challenged by third parties or found by a judicial authority to be invalid or unenforceable.

In addition, manufacturers or suppliers in China may imitate our products, copy our various brands and infringe our intellectual property rights. We have discovered unauthorized products on e-commerce platforms and in the marketplace that are counterfeit reproductions of our products sold by the retailers within our distribution network and by third parties in retail stores and on websites. The most common counterfeit products that we found are counterfeits of our Babaka® posture correction products.

It is often difficult to register, maintain and enforce intellectual property rights in China. Statutory laws and regulations are subject to judicial interpretation and enforcement and may not be applied consistently due to the lack of clear guidance on statutory interpretation. Confidentiality, invention assignment and non-compete agreements may be breached by counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights in China. Policing any unauthorized use of our intellectual property is difficult and costly and the steps we take may be inadequate to prevent the infringement or misappropriation of our intellectual property. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources, and could put our intellectual property at risk of being invalidated or narrowed in scope. We can provide no assurance that we will prevail in such litigation, and even if we do prevail, we may not obtain a meaningful recovery. Any failure in maintaining, protecting or enforcing our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.

We may not be able to adequately protect our intellectual property rights and exclusive rights.

We have vigorously prosecuted our trademark rights by challenging third party trademark registration similar to our trademarks, filed law suits/claims against improper and unauthorized use of the “Babaka®” trademarks, or issued takedown notices or initiates discussions with the third parties to correct the issues. However, there can be no assurance that we will be able to protect against the unauthorized use of our brand, trademarks or other assets. If we fail to maintain and enforce our trademark rights, the value of our brand could be diminished. There is also a risk that one or more of our trademarks could become generic, which could result in them being declared invalid or unenforceable. For example, there’s a risk that one or more “Babaka®” trademarks could become so commonly used that it becomes synonymous with any posture correction products, and if this happens, we could lose protection of this trademark.

We have in the past been, and in the future may again be, subject to intellectual property rights infringement claims by third parties, which could be time-consuming and costly to defend or litigate, divert our attention and resources, or require us to enter into licensing agreements. These licenses may not be available on commercially reasonable terms, or at all.

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

As described in greater detail in Item 8.A, “Financial Information—Consolidated statements and other financial information— Legal Proceedings,” from mid-2014 through mid-2015, we and our board of directors were involved in a protracted dispute between various shareholders for the control of our strategic direction and our board of directors. As a result of this dispute and in connection therewith, in May 2015, we entered into the Transitional Services and Separation Agreement, or the TSSA, with Mr. Dongjie Yang, a co-founder, former executive chairman and chief executive officer of our Company, with respect to his resignation as a director and officer of the Company (as described in greater detail in “Item 7 Major Shareholders and Related Party Transactions—Related Party Transactions— Transitional Services and Separation Agreement”); and in January 2016, we entered into a settlement agreement with Mr. Robert Roche and REL, a company wholly owned by Mr. Roche. On December 1, 2016, we filed a related action in the Cayman Islands Court against three directors, Mr. Andrew Yan, Gordon Xiaogang Wang, and Jing Wang, for damages resulting from breach of fiduciary duties and related misconduct and mismanagement. On July 28, 2017, we entered into, with REL, SAIF and the aforesaid three directors, a settlement agreement, pursuant to which, all parties thereto would, among other things, discontinue and/or withdraw all claims, counterclaims and taxation proceedings in the Cayman Islands Court related to the above mentioned matters.

The dispute previously resulted in, and, if it continues or if other related shareholder activities ensue, could result in disruption to our operations and diversion of the attention of management and our employees as a result of responding to these matters, which were and may continue to be costly and time-consuming. This could result in our business being adversely affected. We also may be subject to claims for indemnification related to these matters, and we cannot predict the impact that indemnification claims may have on our business, cash position or financial results.

Mr. Robert W. Roche, our executive chairman, is a significant beneficial shareholder, which makes it possible for him to have significant influence over the outcome of all matters submitted to our shareholders for approval and which influence may be alleged to conflict with our interests and the interests of our other shareholders.

As of April 16, 2019, Mr. Roche beneficially owned (although Mr. Roche disclaims ownership of all such shares) approximately 78.88% of our outstanding ordinary shares as calculated according to the SEC rules, including approximately 33.75% of our outstanding ordinary shares for which Ms. Ritsuko Hattori-Roche, the wife of Mr. Roche, is the record owner, giving him substantial influence over the outcome of all matters submitted to our shareholders for approval. Our current memorandum and articles of association provide that the chairman of our board of directors or any one or more shareholders who collectively own at least 30% of our outstanding ordinary shares may convene an EGM, or an extraordinary meeting of our shareholders, to vote on matters proposed for consideration at such EGM. As a 30.0% plus shareholder and chairman of our board of directors, Mr. Roche has the ability to unilaterally convene an EGM. This influence may conflict with the interests of our other shareholders. In addition, such concentration of ownership and influence by Mr. Roche may discourage, delay or prevent a change in control of our Company, which could deprive our shareholders of an opportunity to receive a premium for their ADSs as part of any contemplated sale of our Company and may reduce the price of our ADSs or could create actual or perceived governance instabilities that could adversely affect the price of our ADSs.

We have limited general business insurance coverage and we may be subject to losses that might not be covered by our existing insurance policies, which may result in our incurring substantial costs and the diversion of resources.

We maintain various insurance policies to safeguard against risks and unexpected events. We have purchased product transportation insurance covering risk of product loss during transportation, property insurance for our inventories stored at Qingpu warehouse covering the risk of product loss in the warehouse, insurance for equipment and products in our Zhuhai factory covering risk of property loss, and vehicle insurance for three cars covering the risk of loss. We have also purchased product liability insurance for Acorn Fresh. We maintain Directors and Officers (D&O) liability insurance covering our directors, supervisors and officers liabilities. We also provide social security insurance including pension insurance, unemployment insurance, work-related injury insurance, maternity insurance and medical insurance for our employees. However, we do not maintain business liability, interruption or litigation insurance, nor do we maintain key-man life insurance. We cannot assure you that our insurance coverage is sufficient to prevent us from any loss or that we will be able to successfully claim our losses under our current insurance policy on a timely basis, or at all. If we incur any loss that is not covered by our insurance policies, or the compensated amount is significantly less than our actual loss, our business, financial condition and results of operations could be materially and adversely affected.

Our sale of our and other parties’ products could subject us to product liability claims, potential safety-related regulatory actions or product recalls. These events could damage our brand and reputation and the marketability of the products that we sell, divert our management’s attention and result in lower net revenues and increased costs.

The manufacture and sale of our products, in particular, Acorn Fresh and our Youngleda oxygen generating products in our health product category, and our sale of other parties’ products could each expose us to product liability claims for personal injuries. Also, if our products are deemed by the PRC authorities to fail to conform to product quality and personal safety requirements in China, we could be subject to PRC regulatory action. Violation of PRC product quality and safety requirements by our or others’ products sold by us may subject us to confiscation of the products, imposition of penalties or an order to cease sales of the violating products or to cease operations pending rectification. If the offense is determined to be serious, our business license could be suspended and subject to criminal liabilities. Any product liability claim or governmental regulatory action could be costly and time-consuming to defend. If successful, product liability claims may require us to pay substantial damages. Also, a material design, manufacturing or quality failure in our and other parties’ products sold by us, other safety issues or heightened regulatory scrutiny could each warrant a product recall by us and result in increased product liability claims. Furthermore, customers may not use the products sold by us in accordance with our product usage instructions, possibly resulting in customer injury. All of these events could materially harm our brand and reputation and marketability of our products, divert our management’s attention and result in lower net revenues and increased costs.

Any disruption of our or our manufacturing service providers’ manufacturing operations could negatively affect the availability of our products and our net revenues derived therefrom.

We manufactured approximately 4.4% of the products we sell in terms of revenues in 2018, with the balance provided by third-party suppliers and manufacturers in China. We purchase the materials we need to manufacture our Youngleda oxygen generating products from outside suppliers in China. We typically purchase all production materials, including critical components, on a purchase order basis and do not have long-term contracts with our suppliers.

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

We may not be able to maintain compliance the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and any such failure could have a material adverse impact on our ability to provide financial information in a timely and reliable manner.

As a public company with shares listed in the United States, we are subject to provisions of the Sarbanes-Oxley Act of 2002. Section 404(a) of the Sarbanes-Oxley Act requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual reports on Form 20-F. In 2014, our management identified several material weaknesses in our internal controls over financial reporting. While our management concluded that these material weaknesses were remediated in 2015, and that our internal control over financial reporting was effective as of December 31, 2015, December 31, 2016, December 31, 2017, and December 31, 2018, there is no assurance that our management will conclude that our internal controls are effective in future periods. If we are unable to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud, which could result in a loss of investor confidence in the reliability of our reporting processes and could materially and adversely affect the trading price of our ADSs.

Our businesses and growth prospects are dependent upon the expected growth in China’s consumer retail markets. Any future slowdown or decline in China’s consumer retail markets could adversely affect our business, financial condition and results of operations.

Currently, all of our revenues are generated by sales of consumer products in China. Presently, the success of our business depends on the continued growth of China’s consumer retail markets. The consumer retail markets in China are characterized by rapidly changing trends and continually evolving consumer preferences and purchasing patterns and power. The growth of the Chinese economy has slowed since 2012, and such slowdown may continue. According to the National Bureau of Statistics of China, China’s gross domestic product (GDP) annual growth rate decreased slightly from 6.9% in 2017 to 6.6% in 2018. Any slowdown could significantly reduce domestic commerce in China, including through the internet generally and through us. Any slowdown or decline in China’s consumer retail markets, or evolving consumer purchases and purchasing patterns away from our products, would have a direct adverse impact on us and could adversely affect our business, financial condition and results of operations.

Risks Relating to the Regulation of Our Business and Industry

PRC regulations relating to our industry are evolving. Any adverse or unanticipated regulatory changes, particularly those regarding the regulation of our direct sales business, could significantly harm our business or limit our ability to operate.

We and our distributors are subject to various laws regulating our advertising and any violation of these laws by us or our distributors could result in fines, penalties and legal liabilities, harm our product brands and disrupt our business.

We advertise and market our proprietary products and other products. Our distributors often advertise our products they distribute.

PRC advertising laws and regulations require advertisers and advertising operators, such as us and our distributors, to ensure the contents of the advertisement they prepare, publish or broadcast are fair and accurate, are not misleading and are in full compliance with applicable laws, through independent review and verification before displaying the advertisement through print media, radio or Internet portals. PRC unfair competition law also prohibits us and our distributors from displaying misleading, false or inaccurate information with respect to quality, function, use, or other features of products, through advertising. Violation of these laws or regulations may result in penalties, including fines, confiscation of advertising income, orders to cease dissemination of the advertising, orders to publish an advertisement correcting the misleading information and criminal liabilities. In circumstances involving serious violations, the PRC government may suspend or revoke a violator’s business license. Moreover, government actions and civil claims may be filed against us for misleading or inaccurate advertising, fraud, defamation, subversion, negligence, copyright or trademark infringement or other violations due to the nature and content of our advertising produced by us or our distributors.

In the past, we were fined by the relevant authorities for certain advertising that was considered misleading or false by the authorities. Historically, such fines have not been significant and related investigations into our advertising practices did not consume significant amounts of our management resources. In some cases, we were required to accept product returns. However, it is possible that we may have to expend significant resources in the future in defending against such actions and these actions may damage our reputation, result in reduced net revenues, negatively affect our results of operations, and even result in our business licenses being suspended or revoked and in criminal liability for us and our officers and directors.

We and our distributors may advertise medical devices or food products that are subject to special advertising-related regulations, and if we fail to comply with such regulations, we may face fines, penalties and legal liabilities, disruption of our business and damage of reputation.

Some of the products we sell, such as Youngleda branded products, are deemed “medical devices” subject to regulations described below. For advertising related to medical devices and health related products, we and our distributors must also file the advertising content with the provincial counterpart of the China’s State Administration for Food and Drug, or SAFD, or other competent authorities, and obtain required permits and approvals for the advertising content from the SAFD or other competent authorities, in each case, before publication or broadcasting of the advertising. The “Interim Measures for the Administration of Internet Advertisements” was promulgated on July 4, 2016 and became effective on September 1, 2016. The Interim Measures and the Advertising Law govern advertising activities through the Internet. Among other things, the Interim Measures provide that for the advertising of special goods or services, such as medical treatment, drugs, formula food for special medical purposes, medical equipment, pesticides, veterinary drugs and health food, which are subject to examination by the advertisement examination authority in accordance with relevant laws and regulations, such advertisements shall not be published without examination.

In addition, pursuant to the Food Safety Law of the PRC effective from December 29, 2018, the contents of food advertisements should be true and no disease-prevention or remedial effects should be mentioned.

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

On September 24, 2007, we acquired 100% of the legal ownership of Shanghai Advertising, which had been one of our affiliated entities, through Shanghai Acorn Enterprise Management Consulting Co., Ltd., or Acorn Consulting. At the time of our acquisition, the advertising industry was a restricted industry for foreign investment under the Guideline Catalog of Foreign Investment Industries (2004 Revision). Acorn Consulting, as a domestic subsidiary of foreign invested enterprises, might have been required under PRC law to obtain the approval of the Ministry of Commerce, or MOFCOM, or its local counterpart to invest in restricted industries, such as the advertising industry. However, on October 31, 2007, the National Development and Reform Commission, or NDRC, and MOFCOM jointly issued the Guideline Catalog of Foreign Investment Industries (2007 Revision) which identified the advertising industry as permitted industry for foreign investment. On December 24, 2011 the NDRC and MOFCOM jointly issued the Guideline Catalog of Foreign Investment Industries (2011 Revision) as amended on March 10, 2015 (2015 Revision), and further amended on July 28, 2017 (2017 Revision), under which the advertising industry continues to remain as permitted industry. On June 28, 2018, NDRC and MOFCOM jointly issued Special Management Measures for the Market Entry of Foreign Investment (Negative List) (2018 Revision), which amended the negative list in the Guideline Catalog of Foreign Investment Industries (2017 Revision), under which the advertising industry continues to remain as permitted industry. As a permitted industry, approval of MOFCOM or its local counterpart is no longer required for a foreign invested enterprise or its domestic subsidiary to invest in advertising unless required by other specific PRC laws and regulations. Based upon the published interpretation on the website of Shanghai Foreign Investment Commission, or SFIC, MOFCOM’s local counterpart in Shanghai, and oral advice we received from SFIC prior to the acquisition, we believe that it was not necessary for us to seek such approval at the time when we made the acquisition. However, because our acquisition occurred prior to, yet approaching, the removal of the advertising industry from the restricted list for foreign investment, and we did not receive the approval of SFIC, we may be deemed not in strict compliance with the then effective rules and could be subject to penalties. We were advised by SFIC in an anonymous consultation prior to the acquisition that this acquisition was a purely domestic acquisition without any foreign-related issues. Based on the advice of SFIC, Pudong Administration of Industry and Commerce in Shanghai accepted the registration of such acquisition and issued a new business license to Shanghai Advertising on September 24, 2007. We understand that it is unlikely that we would be required by the PRC regulatory authorities, in particular SAIC and MOFCOM or their local counterparts, to seek such approval to make up for our deficiency, or that any penalties would be imposed upon us for failure to obtain such approval.

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

During our business activities we have collected a large amount of our customers’ information, such as names, addresses and phone numbers and from time to time send to our customers’ promotion messages and mail in connection with our products through the contact information we have collected. After effectiveness of Internet Information Protection Rules, we have taken certain actions to comply with the requirements. However, given the limited interpretation guidance on the rules, we cannot assure you that our business practices and the additional steps we take in response to the rules will be sufficient to fully comply with the Internet Information Protection Rules and the PRC Cyber Security Law, and that all of our customers’ personal information are legally collected and used and fully protected in all respects. If relevant competent governmental authority holds that our business activities have violated Internet Information Protection Rules, we may be subject to certain administrative penalties, such as fines, and confiscating illegal gains.

If we are deemed to have failed to obtain permits or approvals required under the complex regulatory environment for internet-based businesses in China, our business, financial condition and results of operations may be materially and adversely affected.

Historically and prior to June 2017, we have posted information such as e-books and video and audio programs on the website www.hjx.com, which was owned by us during that time, for customers to download. We have ceased posting such information on that website since June 2017 and is no longer the owner of the aforesaid website. We currently operate Acorn Streaming, a lifestyle and entertainment media platform that showcases a variety of streaming content from influential individual and is primarily focused on live streaming and pre-recorded video content creation and distribution. In addition, we also sell our proprietary products through the website www.xiangguo.com.

Under applicable PRC laws, rules and regulations, our past conduct of posting information on the website may be deemed as providing internet publication services, pursuant to which both internet publication license and ICP License are required. We applied for, but failed to obtain the internet publication license, which may subject us to potential penalties. On January 17, 2014, Beijing HJX Technology, one of our affiliated entities, obtained an ICP License with a validity period of five years subject to annual inspection. However, due to management changes and our improper management of the original ICP License of Beijing HJX Technology, Beijing HJX Technology was not able to complete its annual inspection on such license, which may subject us to potential penalties. In conjunction with shifting our core business from Beijing to Shanghai and the discontinued operation of the HJX Business, we did not apply or renew such license for Beijing HJX Technology.

According to the Administrative Provisions for the Internet Audio-Video Program Service, or the Audio-Visual Provisions, promulgated by the State Administration of Radio, Film and Television, or SARFT, and the MIIT, providers of internet audio-visual program services are required to obtain a license for online transmission of audio-visual programs, or the Audio-Visual License, issued by SARFT, or complete certain registration procedures with SARFT. Furthermore, pursuant to Internet Live-Streaming Service Provisions promulgated by the State Internet Information Office and effective as of December 1, 2016, “any provider who intends to provide Internet Live-Streaming services in the form of online performances, online audio-visual programs, etc. shall also obtain relevant qualifications prescribed by laws and regulations pursuant to the law.” Pursuant to the Interim Provisions on the Administration of Internet Culture, promulgated by Ministry of Culture and effective on December 15, 2017, an internet service provider shall obtain an Internet Culture Operation License to carry out any business relating to Internet Cultural Products. Video clips may be deemed as “Internet Cultural Products”. Both our past conduct and current operations through Acorn Streaming may be deemed to be engaged in online transmission of video and audio programs, and if so, would require an Audio-Visual License, an ICP License and an Internet Cultural Operation License. However, we were also not qualified to apply for the license for online transmission of audio-visual programs as none of our operating entities in China was a wholly state-owned or state-controlled company, as required to be eligible to apply for such license.

With respect to our current business of selling our proprietary products through the website www.xiangguo.com, we were advised by the relevant information industry authorities on a “no names” basis that an ICP License is not required, instead an ICP registration from the relevant information industry authorities is required. One of our affiliated entity, Shanghai Network, has completed its ICP registration. However, if the relevant information industry authorities conduct a formal inquiry and as a result thereof take a different view, we cannot assure you that we would be able to obtain one in a timely manner and if we failed to do so, our business would likely be disrupted and our revenues would likely be adversely affected.

Regulation and censorship of information disseminated over the mobile and internet in China may adversely affect our business and subject us to liability for streaming content or posted on our platform.

Internet companies in China are subject to a variety of existing and new rules, regulations, policies, and license and permit requirements. In connection with enforcing these rules, regulations, policies and requirements, relevant government authorities may suspend services by, or revoke licenses of, any internet or mobile content service provider that is deemed to provide illicit content online or on mobile devices, and such activities may be intensified in connection with any ongoing government campaigns to eliminate prohibited content online. For example, in 2016, the Office of the Anti-Pornography and Illegal Publications Working Group, the State Internet Information Office, the MIIT, the Ministry of Culture and the Ministry of Public Security jointly launched a “Clean Up the Internet 2016” campaign. Based on publicly available information, the campaign aims to eliminate pornographic information and content in the Internet information services industry by, among other things, holding liable individuals and corporate entities that facilitate the distribution of pornographic information and content. During the campaign, relevant government authorities shut down approximately 2,500 websites, removed 15,000 links and closed 310,000 accounts. Publicly traded companies, such as Tencent, Baidu, and SINA, voluntarily initiated self-investigations to filter and remove content from their websites and cloud servers.

We endeavor to eliminate illicit content from Acorn Streaming as well as the social media accounts maintained by us in the business of Acorn Entertainment. We monitor content that users post on our platform and the way in which our users engage with each other through our platform. We use a variety of methods to ensure our platform remains a healthy and positive experience for our users. Although we employ these methods to filter content posted by our users, we cannot be sure that our internal content control efforts will be sufficient to remove all content that may be viewed as indecent or otherwise noncompliant with PRC law and regulations. Government standards and interpretations as to what constitutes illicit online content or behavior are subject to interpretation and may change in a manner that could render our current monitoring efforts insufficient. The Chinese government has wide discretion in regulating online activities and, irrespective of our efforts to control the content on our platform, government campaigns and other actions to reduce illicit content and activities could subject us to negative press or regulatory challenges and sanctions, including fines, suspension or revocation of our licenses to operate in China or a ban on our platform, including closure of one or more parts of or our entire business. Further, our senior management could be held criminally liable if we are deemed to be profiting from illicit content on our platform. Although our business and operations have not been materially and adversely affected by government campaigns or any other regulatory actions in the past, we cannot assure you that our business and operations will be immune from government actions or sanctions in the future. If government actions or sanctions are brought against us, or if there are widespread rumors that government actions or sanctions have been brought against us, our reputation could be harmed, we may lose users and customers, our revenues and results of operation may be materially and adversely affected and the value of our ADSs could be dramatically reduced.

If our Acorn Entertainment business is deemed to constitute a talent agency business, we may be subject to additional restrictions and requirements, which we may not satisfy and hence may be subject to penalties and disruption of our business.

Our Acorn Entertainment business provides digital social media service to western celebrities and brands to enhance their brand value in China. While we do not believe any part of our Acorn Entertainment business constitutes “talent agency” business, it is possible the relevant authorities could take a different view. However, even if we are found to conduct a “talent agency” business, we believe our current structure complies with the applicable laws, rules and regulations for the type of business we are conducting. According to Special Management Measures for the Market Entry of Foreign Investment (Negative List) (2018 Revision), wholly foreign-funded talent agencies are prohibited, and talent agencies established by foreign persons shall either have at least 51% of the equity interest being owned by Chinese shareholders, or Chinese shareholders in control. Subject to certain requirements, talent agencies wholly owned by Hong Kong or Macao persons are permitted. Currently, our indirect wholly-owned subsidiaries MK AND T Communications Limited, a Hong Kong limited liability company, and Shanghai Acorn Advertising Broadcasting Co., Ltd., MK and T’s subsidiary, conduct our Acorn Entertainment business, which complies with the aforesaid rules.

However, if Acorn Entertainment were to conduct on-site public performances for profit, which we do not believe Acorn Entertainment does nor do we have any current plans to do so, we would need a Commercial Performance License, which we cannot assure you we would be able to obtain. In accordance with the Administrative Regulation on the Commercial Performance effective on September 1, 2005 and amended on July 22, 2008, on July 18, 2013 and on February 6, 2016, and its implementing rules effective on October 1, 2009 and amended on December 15, 2017, the Performance Broker Administrative Measures effective on March 1, 2013, talent agencies engaged in the following activities comprising on-site public performance for profits must obtain a Commercial Performance License from the competent culture authorities at provincial level, and must have at least three professional performance brokers holding Performance Brokerage Qualification Certificates: (i) organization, production or promotion of commercial performance, (ii) intermediary, agency or brokerage for commercial performance, or (iii) agency or promotion of artists. We were advised by the competent Ministry of Culture in an anonymous consultation that a Commercial Performance License would not be required if the “commercial performance” conducted by artists represented by Acorn Entertainment are not in connection with on-site art performances for the public, which is the case for Acorn. However, if the relevant Ministry of Culture conducts a formal inquiry and as a result thereof takes a different view from ours and requires us to obtain such Commercial Performance License, failure to obtain such license may result in penalties, including fines of eight to ten times the violator's income if such income exceeds RMB10,000, or fines from RMB50,000 to RMB100,000 if such income is below RMB10,000, confiscation of income and equipment, or prosecution of criminal liabilities.

We hold a Food Operation Permit and any failure to maintain the Food Operation Permit in the future may result in disruption of our business and fines and penalties.

China has adopted a licensing system for food supply operations under the Food Safety Law and its implementation rules. Entities or individuals that intend to engage in food production, food distribution or food service businesses must obtain licenses or permits for such businesses. Pursuant to the Administrative Measures on Food Operation Permits issued by the SFDA in August 2015 and was amended in November 2017, or the Food Operation Permits Measures, an enterprise needs to obtain a Food Operation Permit from the local food and drug administration, and the permits already obtained by food business operators prior to the effective date of these new measures will remain valid for their originally approved validity period. We sell food through Acorn Fresh, and one of our affiliated entities, Shanghai Network, currently holds a Food Operation Permit for the sale of pre-packaged food (including frozen food) valid until December 7, 2022. It is possible that we may not be able to renew this permit. The failure to hold and renew such Food Operation Permit under the currently effective Food Operation Permits Measures may subject us to fines and penalties and would likely disrupt the relevant portion of our business.

We may be subject to claims under consumer protection laws, including health and safety claims, if people are harmed by the products and services sold on Acorn Fresh.

Through Acorn Fresh, we offer products that are frequently purchased by consumers, such as seafood and other food products. Due to several high-profile incidents involving safety, including food safety, and consumer complaints that have occurred in China in recent years, the PRC government, media outlets and public advocacy groups are increasingly focused on consumer protection. These activities could expose us to increasing liability associated with consumer protection laws in those areas. In addition, we are facing increasing levels of activist litigation in China by plaintiffs claiming damages based on consumer protection laws. This type of activist litigation could increase in the future, and if it does, we could face increased costs defending these suits and damages should we not prevail, which could materially and adversely affect our reputation and brand and our results of operations.

We have purchased product liability insurance for products and services transacted on Acorn Fresh. Our rights of indemnity from the merchants on our marketplaces may not adequately cover us for any liability we may incur. Even unsuccessful claims could result in significant expenditure of funds and diversion of management time and resources, which could materially and adversely affect our business operations, net income and profitability.

As a foreign private issuer, we are permitted to and we will, rely on exemptions from certain New York Stock Exchange corporate governance standards applicable to domestic U.S. issuers. This may afford less protection to holders of our ordinary shares and the ADSs.

We are exempted from certain corporate governance requirements of the New York Stock Exchange by virtue of being a foreign private issuer. We are required to provide a brief description of the significant differences between our corporate governance practices and the corporate governance practices required to be followed by domestic U.S. companies listed on the New York Stock Exchange. The standards applicable to us are considerably different than the standards applied to domestic U.S. issuers. For instance, we are not required to:

•	have a majority of the board be independent (although all of the members of the audit committee must be independent under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act);
•	have a compensation committee or a nominating or corporate governance committee consisting entirely of independent directors;
•	have regularly scheduled executive sessions for non-management directors; or
•	have executive sessions of solely independent directors each year.

We have relied on and intend to continue to rely on some of these exemptions. As a result, holders of our ADSs may not be provided with the benefits of certain corporate governance requirements of the New York Stock Exchange.

Risks Relating to Our Corporate Structure

If the PRC government takes the view that the contractual agreements that establish the structure for operating our direct sales business in China do not comply with PRC governmental restrictions on foreign investment in these areas, we could be subject to severe penalties.

Our direct sales business is regulated by MOFCOM and SAIC. Historically, foreign investment in the direct sales business was highly restricted and had to be approved by MOFCOM. To address these past restrictions, two affiliated domestic entities of our Company, Shanghai Network, and Beijing Acorn, were structured to operate our direct sales business. Furthermore, due to these restrictions on the direct sales business as well as certain restrictions or prohibitions on foreign ownership of companies that engage in internet and other related businesses imposed by current PRC laws and regulations, including the provision of internet content that were in place then, we have set up another consolidated affiliated entity, Beijing HJX Technology, to conduct internet interactive services. Our three affiliated domestic entities are currently owned by two PRC citizens, Mr. Kuan Song and Ms. Pan Zong, who are nominee shareholders engaged by us to hold the equity interests in these affiliated domestic entities on our behalf. We have entered into contractual arrangements with these affiliated entities pursuant to which our wholly owned subsidiaries, Acorn Information Technology (Shanghai) Co., Ltd., or Acorn Information, and Acorn Trade (Shanghai) Co. Ltd., or Acorn Trade (Shanghai), provide technical support and operation and management services to these affiliated entities. In addition, we have entered into agreements with these affiliated entities and Mr. Song and Ms. Zong as their shareholders, providing us substantial ability to control each of these affiliated entities. For detailed descriptions of these contractual arrangements, see Item 4.C, “Information on the Company—Organizational Structure.”

On March 10, 2015, the NDRC and MOFCOM jointly issued the Guideline Catalog of Foreign Investment Industries (2015 Revision) as amended on July 28, 2017 (2017 Revision) which has removed the direct sales and internet sales from the restricted industries category and in Special Management Measures for the Market Entry of Foreign Investment (Negative List) (2018 Revision), the direct sales and internet sales continues to remain as permitted industry. In addition, currently the establishment of a foreign-invested enterprise in direct sales requires filing with, rather than approval from, the local district counterpart of MOFCOM.

We understand that the ownership structures of (i) Acorn Information, Shanghai Network and Beijing Acorn; and (ii) Acorn Trade (Shanghai) and Beijing HJX Technology, are in compliance with existing PRC laws and regulations and our contractual arrangements among (i) Acorn Information, Shanghai Network and Beijing Acorn and their shareholders; and (ii) Acorn Trade (Shanghai) and Beijing HJX Technology and their shareholders are valid, binding and enforceable. However, there are uncertainties regarding the interpretation and application of current and future PRC laws and regulations concerning foreign investment in the PRC, and their application to and effect on the legality, binding effect and enforceability of the contractual agreements.

It is uncertain whether any new PRC laws, rules or regulations relating to VIE structures will be adopted, and if so, what effect they may have on our corporate structure. On March 15, 2019, the National People’s Congress promulgated the Foreign Investment Law, which will become effective on January 1, 2020 and replace the Sino-Foreign Equity Joint Venture Enterprise Law, the Sino-Foreign Cooperative Joint Venture Enterprise Law and the Foreign Owned Enterprise Law to become the legal foundation for foreign investment in the PRC. The Foreign Investment Law stipulates three forms of foreign investment, but does not explicitly stipulate the contractual arrangements as a form of foreign investment. Notwithstanding the above, the Foreign Investment Law stipulates that the concept of a foreign investment includes foreign investors investing in China through “any other methods” under laws, administrative regulations, or provisions prescribed by the State Council. Therefore, contractual arrangements could be deemed as a form of foreign investment under future laws, administrative regulations or provisions of the State Council of the PRC. If the other laws, administrative regulations and provisions of the State Council do not incorporate contractual arrangements as a form of foreign investment, the contractual arrangements as a whole and each of the agreements comprising the contractual arrangements will not be materially affected and will continue to be legal, valid and binding on the parties.

If we, Acorn Information, Acorn Trade (Shanghai) or any of our affiliated entities are found to be in violation of any existing or future PRC laws or regulations, or such contractual arrangement is determined as illegal and invalid by the PRC court, arbitral tribunal or regulatory authorities, or we fail to obtain or maintain any of the required licenses, permits or approvals, the relevant PRC regulatory authorities would have broad discretion in dealing with these violations, including, among others:

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

We face uncertainties with respect to the implementation of the Foreign Investment Law.

On March 15, 2019, the National People’s Congress promulgated the Foreign Investment Law, which will become effective on January 1, 2020 and replace the Sino-Foreign Equity Joint Venture Enterprise Law, the Sino-Foreign Cooperative Joint Venture Enterprise Law and the Foreign Owned Enterprise Law to become the legal foundation for foreign investment in the PRC. The Foreign Investment Law stipulates three forms of foreign investment, but does not explicitly stipulate the contractual arrangements as a form of foreign investment. Notwithstanding the above, the Foreign Investment Law stipulates that the concept of a foreign investment includes foreign investors investing in China through “any other methods” under laws, administrative regulations, or provisions prescribed by the State Council. Therefore, there are possibilities that future laws, administrative regulations or provisions prescribed by the State Council may regard contractual arrangements as a form of foreign investment, at which time it will be uncertain whether the contractual arrangements will be deemed to be in violation of the foreign investment access requirements and how the above-mentioned contractual arrangements will be handled. There is no guarantee that the contractual arrangements and our business will not be materially and adversely affected in the future due to changes in PRC laws and regulations. If future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be completed by companies with existing contractual arrangements, we may face substantial uncertainties as to the timely completion of such actions. In the extreme case scenario, we may be required to unwind the contractual arrangements and/or dispose our VIEs, which could have a material and adverse effect on our business, financial condition and result of operations.

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

Currently, we do not have arrangements to address potential conflicts of interest that the shareholders of our variable interest entities may encounter, except that we could, at all times, exercise our option under the optional share purchase agreement to cause them to transfer all of their equity ownership in our variable interest entities to a PRC entity or individual designated by us as permitted by the then applicable PRC laws. In addition, if such conflicts of interest arise, we could, in the capacity of attorney-in-fact of the then existing shareholders of our variable interest entities as provided under the power of attorney, directly appoint new directors of our variable interest entities.

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

We are a Cayman Islands holding company and substantially all of our operations are conducted through our 11 PRC subsidiaries and 3 variable interest entities. We may rely on dividends and other distributions from our PRC subsidiaries to provide us with our cash flow and allow us to pay dividends on the shares underlying our ADSs and meet our other obligations. Current regulations in China permit our PRC subsidiaries to pay dividends to us only out of their accumulated distributable profits, if any, determined in accordance with their articles of association and PRC accounting standards and regulations. The ability of these subsidiaries to make dividends and other payments to us may be restricted by factors that include changes in applicable foreign exchange and other laws and regulations. In particular, under PRC law, these operating subsidiaries may only pay dividends after 10% of their net profit has been set aside as reserve funds, unless such reserves have reached at least 50% of their respective registered capital. Such reserve may not be distributed as cash dividends. In addition, if any of our PRC operating subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments to us. Moreover, the retained earnings available for distribution from our Chinese operating subsidiaries are determined in accordance with generally accepted accounting principles in China, and may differ from the retained earnings determined in accordance with U.S. GAAP. As a result, we may not have sufficient distributions from our PRC subsidiaries to enable necessary profit distributions to us or any distributions to our shareholders in the future, which calculation would be based upon our financial statements prepared under U.S. GAAP. Furthermore, distributions by our PRC subsidiaries to us other than as dividends may be subject to governmental approval and taxation.

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

Under PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. As a result of our corporate structure and the contractual arrangements among our PRC subsidiaries, our PRC consolidated affiliated entities and their shareholders, we are effectively subject to 6% PRC value added tax and related surcharges on revenues generated by our subsidiaries from our contractual arrangements with our PRC consolidated affiliated entities. The current EIT Law, which became effective on January 1, 2008 and was amended on February 24, 2017 and was further amended on December 29, 2018, provides authority for the PRC tax authority to make special adjustments to taxable income as well as additional reporting requirements. In particular, an enterprise must submit its annual tax return together with information on related party transactions to the tax authorities. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s-length principles. In addition, the PRC tax authorities issued Announcement of the State Administration of Taxation on Matters Relating to the Improvement of Affiliated Declaration and Contemporaneous Document Management on June 29, 2016 which set forth tax-filing disclosure and contemporaneous documentation requirements, clarify the definition of “affiliated relationship,” guide the selection and application of transfer pricing methods, and outline the due process procedures for transfer pricing investigation and assessment. These transactions may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year during which the transactions are conducted. We may be subject to adverse tax consequences if the PRC tax authorities were to determine that the contracts between us and our PRC consolidated affiliated entities were not on an arm’s length basis and therefore constitute a favorable transfer pricing arrangements. If this occurs, the PRC tax authorities could request that either of our PRC consolidated affiliated entities adjust its taxable income upward for PRC tax purposes. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions for PRC tax purposes recorded by us, our consolidated affiliated entities, or our PRC subsidiaries or an increase in taxable income, all of which could increase our tax liabilities. In addition, the PRC tax authorities may impose late payment fees and other penalties on us, our consolidated affiliated entities or our PRC subsidiaries for under-paid taxes.

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

Changes in relations between the United States and China may have adverse impact on our business, results of operations and financial condition.

Recently, the United States and China have imposed new or higher tariffs on goods imported from the other's country, and have threatened the imposition of additional tariffs in retaliation. The adoption and expansion of trade restrictions and tariffs, quotas and embargoes, the occurrence of a trade war, or other governmental action related to tariffs or trade agreements or policies, has the potential to adversely impact costs and the world economy in general, which in turn could have a material adverse effect on our business, results of operations and financial condition. In addition, changes in trade relations between the United States and China may trigger negative customer sentiment or retaliation towards companies in China with ties to the United States, potentially resulting in a negative impact on our results of operations and financial condition.

The discontinuation of any of the preferential tax treatments and government subsidies available to us in China could materially and adversely affect our results of operations and financial condition.

Up until December 31, 2007, under the Income Tax Law for Foreign Investment Enterprises and Foreign Enterprises, our then operating subsidiaries, Acorn International Electronic Technology (Shanghai) Co., Ltd., Shanghai HJX Digital Technology Co., Ltd. (no longer a subsidiary of the Company), Zhuhai Acorn Electronic Technology Co., Ltd., Beijing Acorn Youngleda Technology Co., Ltd., or Beijing Youngleda and Yiyang Yukang Communication Equipment Co., Ltd., or Yiyang Yukang, enjoyed preferential tax benefits afforded to foreign-invested manufacturing enterprises and had been granted a two-year exemption from enterprise income tax beginning from their first profitable year and a 50% reduction of enterprise income tax rate for three years thereafter. The definition of a manufacturing enterprise under PRC law was vague and was subject to discretionary interpretation by the PRC authorities. Therefore there is no assurance that the aforesaid operating subsidiaries’ qualification as “manufacturing enterprises” would not be revoked. If it is determined that any of the operating subsidiaries should not be qualified as “manufacturing enterprises” and thus should not receive the aforesaid preferential tax treatments, or if the tax preferential treatments enjoyed by us in accordance with local government rules or policies were deemed in violation of national laws and regulations, we would be subject to the standard statutory tax rate, which is 25% for calendar years starting on or after January 1, 2008, and we could be required to repay the income tax for the previous five years at the applicable non-preferential tax rate.

The Income Tax Law for Foreign Investment Enterprises and Foreign Enterprises was superseded by the Enterprise Income Tax Law, or the EIT Law (2008 version), which took effect on January 1, 2008 and was subsequently amended on February 24, 2017 and was further amended on December 29, 2018. The EIT Law (2008 version) significantly curtails tax incentives granted to foreign-invested enterprises under the previous tax law, including the aforesaid preferential tax benefits to us. The EIT Law (2008 version) (i) reduces the statutory rate of enterprise income tax from 33% to 25%, and (ii) permits companies to continue to enjoy their existing tax incentives, subject to certain transitional phase-out rules. Under the phase-out rules, enterprises established before the promulgation date of the EIT Law (2008 version), i.e., January 1, 2008, and which were granted preferential EIT treatment under the then effective tax laws or regulations, may continue to enjoy their preferential tax treatments until the expiration of the term of such preferential tax treatment; provided that if enterprises has not enjoyed such tax preferential tax treatment due to the failure to make profits, the term of such tax preferential treatment shall be calculated from January 1, 2008. Even though the EIT Law (2008 version) has been further amended on December 29, 2018, such New EIT Law continues adopting the above tax policies. None of the above entities of us currently enjoys the aforesaid preferential tax benefits.

Additionally, our subsidiaries also received tax holidays and subsidies for certain taxes paid by us, as well as subsidies which formed part of the incentives provided by local government for our investment in local district. These incentives were granted by local government agencies and may be deemed inappropriate by the central government. Preferential tax treatments and incentives granted to us by PRC governmental authorities are subject to review and may be adjusted or revoked at any time in the future. The discontinuation or revocation of any preferential tax treatments and incentive currently available to us will cause our effective tax rate to increase, which will decrease our net income and materially and adversely affect our financial condition and results of operations. See Item 5.A, “Operating and Financial Review and Prospects—Operating Results—Taxation.”

Under China’s New EIT Law, we may be classified as a “resident enterprise” of China and such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.

The New EIT Law provides that enterprises established outside China whose “de facto management bodies” are located in China are considered “resident enterprises” and are generally subject to the uniform 25% enterprise income tax rate as to their global income. Under the implementation rules, “de facto management” is defined as substantial and overall management and control over such aspects as the production and business, personnel, accounts and properties of an enterprise. In addition, two tax circulars issued by the State Administration of Taxation, or SAT, on April 22, 2009 and amended on December 29, 2017, and July 27, 2011 and amended on April 17, 2015, June 28, 2016 and June 15, 2018, respectively, regarding the standards used to classify certain Chinese-controlled enterprises established outside of China as “resident enterprises” clarified that dividends and other income paid by such “resident enterprises” will be considered to be PRC source income, subject to PRC withholding tax, currently at a rate of 10%, when recognized by non-PRC enterprise shareholders. These two circulars also subject such “resident enterprises” to various reporting requirements with the PRC tax authorities. Under the implementation rules to the EIT Law (2008 version), a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and other assets of an enterprise. In addition, the tax circulars mentioned above detail that certain Chinese-controlled enterprises will be classified as “resident enterprises” if the following are located or resident in China: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision making bodies; key properties, accounting books, company seal, and minutes of board meetings and shareholders’ meetings; and half or more of the senior management or directors having voting rights.

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

However, if the PRC tax authorities determine that our Cayman Islands holding company is a “resident enterprise” for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, we may be subject to enterprise income tax at a rate of 25% on our worldwide taxable income as well as PRC enterprise income tax reporting obligations. In our case, this would mean that income such as interest on offering proceeds and other non-China source income would be subject to PRC enterprise income tax at a rate of 25%, in comparison to no taxation in the Cayman Islands. Second, although under the New EIT Law and its implementation rules dividends paid to us from our PRC subsidiaries would qualify as “tax-exempt income,” we cannot guarantee that such dividends will not be subject to a 10% withholding tax, as the PRC foreign exchange control authorities, which enforce the withholding tax, have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for PRC enterprise income tax purposes but not controlled by PRC enterprise or enterprise group like us. Finally, if our Cayman Islands holding company is deemed to be a PRC tax resident enterprise, a 10% withholding tax shall be imposed on dividends we pay to our non-PRC shareholders and with respect to gains derived from our non-PRC shareholders transferring our shares or ADSs. Similar results would follow if our BVI holding company is considered a PRC “resident enterprise.”

The PRC legal system embodies uncertainties which could limit the available legal protections.

 The PRC legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases have little precedential value. In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investment in China. 10 of our 11 PRC operating subsidiaries are wholly foreign owned enterprises in China. They are subject to laws and regulations applicable to foreign investment in China in general and laws and regulations applicable to foreign-invested enterprises in particular. However, these laws, regulations and legal requirements change frequently, and their interpretation and enforcement involve uncertainties. For example, we may have to resort to administrative and court proceedings to enforce the legal protection that we enjoy either by law or contract. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. In addition, such uncertainties, including the inability to enforce our contracts, could materially and adversely affect our business and operations. Furthermore, the PRC legal system is based in part on government policies and internal rules (some of which are not published on a timely basis or at all) that may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention. Furthermore, intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other countries. Accordingly, we cannot predict the effect of future developments in the PRC legal system, particularly with regard to the media, ecommerce, education, advertising and retail industries, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to us, and our foreign investors, including you.

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

The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. For instance, in August 2015, the People's Bank of China, or PBOC, changed the way it calculates the mid-point price of Renminbi against the U.S. dollar, requiring the market-makers who submit for reference rates to consider the previous day's closing spot rate, foreign-exchange demand and supply as well as changes in major currency rates. In 2016 and 2017, the value of the Renminbi depreciated approximately 7.2% and appreciated 6.3% against the U.S. dollar, respectively. From the end of 2017 through the end of 2018, the value of the Renminbi depreciated by approximately 1.1% against the U.S. dollar. Specifically, the Renminbi appreciated against the U.S. dollar to approximately RMB 6.88 per U.S. dollar on December 31, 2018. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

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

On July 4, 2014, the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, was promulgated by SAFE, which replaced the former circular commonly known as “Notice 75” promulgated by SAFE on October 21, 2005 and requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a ‘‘special purpose vehicle.’’ SAFE Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiary of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Furthermore, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls. Pursuant to the Circular on Further Simplifying and Improving the Direct Investment-related Foreign Exchange Administration Policies, or SAFE Circular 13, promulgated by SAFE on and effective from February 13, 2015, banks shall directly examine and handle foreign exchange registration under domestic direct investment and foreign exchange registration under overseas direct investment. The SAFE and its branches (hereinafter referred to as the “Foreign Exchange Bureau”) shall conduct indirect regulation of Foreign Exchange Registration of Direct Investment via banks.

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

Our efforts to satisfy the relevant continued NYSE listing requirements may not succeed. For example, we will be considered to be below compliance of the NYSE continued listing criteria if our average global market capitalization over a consecutive 30 trading-day period is less than $50 million and, at the same time stockholders’ equity is less than $50 million. As of December 31, 2018, our stockholder’s equity was $72.0 million.

We may be classified as a passive foreign investment company or “PFIC” for U.S. federal income tax purposes for a given taxable year pursuant to an annual factual determination made after the close of that year, and pursuant to a determination made in 2019 we believe we were classified as a PFIC for the 2018 taxable year.

Depending upon the value of our ADSs or ordinary shares and the nature of our assets and income over time, we could be classified as a PFIC for U.S. federal income tax purposes. We will be classified as a PFIC in any taxable year if either: (a) the average quarterly value of our gross assets that produce passive income or are held for the production of passive income is at least 50% of the average quarterly value of our total gross assets, or (b) 75% or more of our gross income for the taxable year is passive income. Based on a determination made in 2019 with respect to the 2018 taxable year, we believe we were classified as a PFIC for the 2018 taxable year.

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

We will not able to determine our PFIC status for the 2019 taxable year until after the close of the taxable year ending December 31, 2019. Because we currently hold, and expect to continue to hold, a substantial amount of cash and other passive assets and, because the value of our assets is likely to be determined in large part by reference to the market prices of our ADSs or ordinary shares, which are likely to fluctuate, there can be no assurance that we will not be classified as a PFIC in 2019 and any future taxable year. U.S. investors are urged to consult their independent tax advisors about the application of the PFIC rules and certain elections that may help them relieve any adverse U.S. federal income tax consequences for their particular circumstances for the 2018 taxable year. For more information regarding such elections, please consult Item 10.E, “Additional Information— Taxation—U.S. Federal Income Taxation—Passive Foreign Investment Company” and your independent tax advisor.

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

The daily closing trading prices of our ADSs ranged from $4.0100 to $12.3500 in 2016, from $7.5300 to $19.5100 in 2017, and from $14.2200 to $37.7000 in 2018. The trading price of our ADSs is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of other similarly situated companies in China that have listed their securities in the United States in recent years. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of these Chinese companies’ securities after their offerings may affect the attitudes of investors towards Chinese companies listed in the United States, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting or other practices at other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have engaged in such practices. Furthermore, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, which may have a material adverse effect on the market price of our ADSs.

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

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our ADSs, the market price for our ADSs and trading volume could be adversely affected.

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

Acorn International, Inc. is a Cayman Islands holding company established under the Companies Law of the Cayman Islands (as amended) on December 20, 2005, and we conduct our business in China through our subsidiaries and variable interest entities. Our ADSs are listed on the NYSE under the symbol “ATV.”

We commenced operations in 1998 through Beijing Acorn Trade Co., Ltd., or Beijing Acorn, and in 2000, established and commenced business operations of two other operating companies, Shanghai Network, and Shanghai Acorn Trade and Development Co., Ltd., or Shanghai Trade. Prior to January 1, 2005, our business was operated through Beijing Acorn, Shanghai Network and Shanghai Trade, including their subsidiaries. To enable us to raise equity capital from investors outside of China, we established a holding company structure by incorporating China DRTV Inc., or China DRTV, in the British Virgin Islands on March 4, 2004. Commencing on January 1, 2005, our business was conducted through China DRTV and its subsidiaries and affiliated entities. In connection with our initial public offering, we incorporated Acorn International in the Cayman Islands on December 20, 2005 as our listing vehicle. On March 31, 2006, Acorn International became our ultimate holding company when it issued shares to the then existing shareholders of China DRTV in exchange for all of the shares that these shareholders held in China DRTV. For additional information on our organizational structure, see Item 4.C, “Information on the Company— Organizational Structure.” For additional information on our business, see Item 4.B, “Information on the Company— Business Overview.”

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

 We historically had engaged in the infomercial business in China, selling products via three to ten minute infomercials on national and local TV, which demonstrated and explained our product and provided phone numbers for customers to call to make further inquiries or to purchase the products.  However, in response to subsequent regulatory changes  relating to TV advertising in China and rising media costs and after substantial restructuring and cost reduction efforts, by 2018 we transitioned our business to a marketing and branding company that developed, promoted and sold a diverse portfolio of our own proprietary branded products, as well as established and promising new products from third parties.  More recently, while product sales remain a focus, particularly through our e-commerce channel, we have expanded into new areas by launching Acorn Entertainment (focused on bringing US celebrity talent and brands to China), Acorn Streaming and Acorn Fresh (which brings fresh seafood and other products to Chinese consumers).

Our principal executive offices are located at 5/F, Yue Shang Plaza, 1 South Wu Ning Road, Shanghai 200042, People’s Republic of China. Our telephone number at this address is +86-021-5151-8888. Our registered office in the Cayman Islands is located at the offices of Campbell Corporate Services Limited, Floor 4, Willow House, Cricket Square, Grand Cayman KY1-9010, Cayman Islands. Our corporate website is http://www.acorninternationalgroup.com. The information on our website does not form a part of this annual report. Our agent for service of process in the United States is CT Corporation System, located at 111 Eighth Avenue, New York, New York 10011. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding us that we file electronically with the SEC and the address of that site is http://www.sec.gov.

B.	Business Overview

Overview

Acorn International is a leading marketing and branding company in China, leveraging a twenty-year direct marketing history to monetize brand IP, content creation and distribution, and product sales, through digital media in China. Previously the leading TV infomercial company in China, Acorn today has three divisions to support its growth: 1) Product Division, 2) Content Division, and 3) Influencer Management Division.

In the Product Division, Acorn sells products primarily through e-commerce channels in China, as well as through offline distribution and outbound marketing. In the Content Division, Acorn monetizes content. Specifically, in the Content Division, Acorn has refocused its direct marketing know-how on to digital media in China, launching Acorn Streaming, which is primarily focused on live streaming and pre-recorded video content creation and distribution. In the Influencer Management Division, Acorn brings, through the creation of digital social content, leading U.S. celebrity talent and brands to China, representing their in-country digital presence. In 2018, the Content Division and Influencer Management Division were functioning as supporting teams to the Product Division and their revenues were insignificant in 2018. We recently launched Acorn KOL (standing for “Acorn Key Opinion Leader”, with a key opinion leader being equivalent to a social media “influencer” in other parts of the world), or A-KOL, which is its local Chinese influencer facilitator business. A-KOL is initially established to support other parts of Acorn’s broader business, such as Acorn Streaming, which monetizes digital content, and Acorn Products, which houses Acorn’s e-commerce business. A-KOL is distinct from Acorn’s core social media management business since A-KOL actually facilitates the development of local China influencers to optimize their ability to convert Acorn’s content and product sales.

Acorn continues to emphasize the e-commerce channel, and in 2018, the Babaka® posture correction products maintained strong growth via its e-commerce channel. Our management continually evaluates new platforms with positive Return on Investment (ROI) conversion, including China’s major e-commerce platforms as well as other niche digital platforms.

During the year, we launched three new business units – Acorn Fresh, Acorn Entertainment and Acorn Streaming, in 2018. Acorn Fresh provides fresh and safe seafood and other products directly to the Chinese consumer, Acorn Entertainment provides digital PR to western celebrities and brands to enhance their brand value in China, and Acorn Streaming is primarily focused on live streaming and pre-recorded video content creation and distribution.

Sales of Acorn Fresh have been increasing recently, driven by, among other things, streaming content supported by Acorn Streaming and Acorn Entertainment.

Acorn is also hopeful that its cooperation agreement with influential media company Shanghai Media Group will allow for additional opportunities for its celebrity clientele and streaming content to reach Chinese audiences. Acorn expects this focus on new media in China, along with further expansion on additional e-commerce B2C platforms, to continue to drive e-commerce sales in the future.

We are currently the preferred supplier for sourcing amenities, textiles, furniture, fixtures, equipment, etc. for the hotels, restaurants, clubs and other types of properties managed by Cachet Hotel Group Limited Cayman L.P. However, the scale of the sourcing business in 2018 was insignificant.

 Over the last three years, our net income increased from $3.4 million in 2016 to $12.4 million in 2017, and further increased to $31.1 million in 2018.

Over the last three years, our total net revenues increased from $16.5 million in 2016 to $20.3 million in 2017, and further increased to $28.4 million in 2018, with operating losses from continuing operations totaling $2.4 million in 2016 and $4.2 million in 2017, and income from continuing operations of $2.9 million in 2018.

Our “Direct Sales” Platforms

We have established and maintained “direct sales” platforms, which we refer to as “direct” (to contrast with sales we make via distributors, whether online or offline), currently consisting primarily of Internet sales, and to a lesser extent, outbound marketing. Through these “direct sales” platforms, we sell and market our proprietary products as well as certain third-party products. Approximately 81.1%, 93.4% and 83.1% of our total net revenues in 2016, 2017 and 2018, respectively, were generated from our “direct sales” platforms.

Historically, the core focus of our direct sales was our TV direct sales platform. Our TV direct sales platform primarily consisted of procuring TV airtime from both national and local TV channels in China to play three- to ten-minute infomercials demonstrating and explaining our product in an entertaining and appealing manner, and providing phone numbers for customers to call to make further inquiries or to purchase the product. However, a series of increasingly more restrictive regulations and rules on TV advertising in China and rising media costs significantly reduced our ability to productively access TV airtime. As a result, we significantly reduced our purchases of airtime for our TV infomercials beginning in 2014 and by early 2015 we suspended the procurement of new TV time altogether (except for the periodic procurement of an insignificant amount of TV time until final discontinuation in 2018).

Internet Sales. We maintain e-shops on various e-commerce platforms in China, including T-mall.com, Taobao, JD.com, together with other e-commerce platforms, to provide products and services to our end-customers. Our direct Internet website sales accounted for approximately 69.4% and 80.3% of our total net revenues in 2017 and 2018 respectively. We expect that our direct Internet sales will continue to grow and will be of increasing importance to our business in the future.

Outbound Marketing. As of December 31, 2018, our database contained approximately 12 million names of individual customers, the majority of whom placed orders to us or made calls to our call center from 1998 through early 2015. As of December 31, 2018, our 20 specialized outbound marketing representatives utilize our customer database to target calls and text messages at customer subgroups identified as likely purchasers of particular products. We currently operate one call center in Wuxi which processes telephone orders generated by our direct sales platforms and gathers real-time data to help determine how we shall adjust our business operations and product offerings. Our outbound marketing sales accounted for approximately 15.9% and 12.1% of our total net revenues in 2017 and 2018 respectively.

Our Distribution Sales

Our distribution sale business includes offline distribution and e-commerce distribution. Our offline distribution business comprises distribution of the Youngleda at-home medical devices through our offline distribution network, which covers most provinces in China through 21 distributors and allows us to reach over 600 retail outlets across China. These retail outlets include franchise drugstores, supermarkets, specialty equipment retail chains and department stores. In 2016, 2017 and 2018, sales generated through our distribution network accounted for 18.9%, 6.6% and 16.9% of our net revenues respectively. We typically provide our offline distributors, with the exclusive right to distribute selected products in their respective territories. In 2016, 2017 and 2018, sales generated by our top five distributors accounted for 13.2%, 6.0% and 14.8% of our gross revenues, respectively.

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

Our e-commerce distribution business includes distribution through major e-commerce platforms that act as distributors, such as JD.com.

Our Products

We sold over nine different product types in 2018 primarily through our online stores, as well as outbound marketing and our distribution network. Our recently featured product categories include health products, collectibles products, and mobile phone products, all of which are primarily sold through our direct sales platform, distribution network, or both. We periodically develop and introduce new and upgraded products under the same product brand to develop such brand into a product line.

Previously we entered into an Insurance Business Cooperation Agreement with Sino-US United MetLife Insurance Co., Ltd., or MetLife, a joint venture company established by certain wholly-owned subsidiaries of MetLife Inc. and Shanghai Alliance Investment Ltd. Pursuant to the cooperation agreement effective on August 29, 2012, we, as a concurrent-business insurance agent of MetLife, are jointly marketing and selling short-term accident and health insurance products with MetLife through various channels under our other direct sales platform. Pursuant to our cooperation with MetLife, we received from MetLife a service fee/commission of approximately $0.43 million and $0.25 million in 2017 and 2018 respectively.

Recent Featured Product Categories

In 2018, we featured products in the following categories and under the following proprietary and third-party brands:

•	Health Products featuring Babaka® posture correction products. Health products accounted for 71.2%, 82.9% and 86.3% of our total gross revenues in 2016, 2017 and 2018, respectively. The retail prices for our health products ranged from RMB73 to RMB390 per unit in 2016, from RMB199 to RMB699 per unit in 2017, and from RMB199 to RMB699 per unit in 2018.

•	Collectibles Products. Collectibles products accounted for 9.5%, 7.5% and 6.0% of our total gross revenues in 2016, 2017 and 2018, respectively. The retail prices for our collectibles products ranged from RMB22 to RMB27,461 per unit in 2016, from RMB20 to RMB29,450 per unit in 2017, and from RMB6 to RMB33479 per unit in 2018.

•	Mobile Phone Products. Mobile phone products accounted for 10.4%, 5.4% and 2.7% of our total gross revenues in 2016, 2017 and 2018, respectively. The retail prices for the mobile phone products that we market ranged from RMB10 to RMB1,866 per unit in 2016, from RMB164 to RMB1,347 per unit in 2017, and from RMB39 to RMB1767 per unit in 2018.

•	Kitchen and Household. Kitchen and household accounted for 2.4%, 1.1% and 0.5% of our total gross revenues in 2016, 2017 and 2018, respectively. The retail prices for the kitchen and household products that we market ranged from RMB1 to RMB815 per unit in 2016, from RMB8 to RMB1,105 per unit in 2017, and from RMB4 to RMB1293 per unit in 2018.

Our five best-selling products and product lines in 2016, 2017 and 2018 are set forth below:

		2016			2017			2018
Product	Brand	Revenue	% of gross revenue	Rank	Revenue	% of gross revenue	Rank	Revenue	% of gross revenue	Rank
		(in thousands, except percentages and ranks)
Health products	Babaka®, Zehom	11,777	71.2%	1	17,032	82.9%	1	24,854	86.3%	1
Mobile phone products	Gionee, K-touch, U-king Lenovo, Nokia and Konka	$1,723	10.4%	2	$1,117	5.4%	3	$779	2.7%	3
Collectibles products		$1,574	9.5%	3	$1,534	7.5%	2	$1,739	6.0%	2
Kitchen and Household products	Rose, True	$398	2.4%	4	$223	1.1%	4	$135	0.5%	5
Fitness	Yierjian	$217	1.3%	5	$25	0.1%	5
Seafood products								$433	1.5%	4
Total top five		$16,169	97.8%		$19,970	97.0%		$27,940	97.0%
Other products revenues		$363	2.2%		$608	3.0%		$871	3.0%
Total gross revenues		$16,532	100.0%		$20,541	100.0%		$28,811	100.0%
Total sales tax		$(53)			$(250)			$(366)
Total revenues, net		$16,478			$20,290			$28,445

Product Development

We employ various approaches and means of product identification and development, such as working with third parties to gauge consumer responsiveness to various products.

Call Center Operations

Our sales operations are supported by our call center located in Wuxi, which began operation in 2009. Sales representatives in our call center place outbound marketing calls to selected customers to market our products and are trained to identify, promote and act upon cross-selling and up-selling opportunities while processing customer orders. We use call center-generated real time data to adjust our product mix and to maximize the profitability of our direct sales operations. As of December 31, 2018, we had 3 dedicated customer service representatives. In 2016, 2017 and 2018, our call center processed an average of approximately 1200, 200 and 120 incoming calls per day, respectively, and our call center processed an average of approximately 4200, 2800 and 1600 outbound calls per day, respectively.

Order Fulfillment

Many of the products sold through our various sales platforms are delivered to our customers throughout China by EMS and other delivery companies. We are responsible for delivery and handling fees regardless of whether the delivery is successful. We have found that, in general, the shorter the delivery time, the lower the likelihood that the customer will refuse to accept the product upon delivery. As a result, other delivery companies enjoy higher delivery success rate than EMS due to a faster delivery time and better service quality. Delivery companies are responsible for returning to us any undelivered products. It generally takes EMS two to three weeks, and other delivery companies we use approximately seven days, to return undelivered products to us.

In 2016, 2017, and 2018, approximately 25.5%, 70% and 87.4% of our call center sales were settled on a COD basis by our customers and approximately 45%, 53% and 61% were successful, respectively. Reasons for delivery failure primarily include customers’ refusal to accept a product upon delivery, which tend to occur more frequently with products that have higher average selling prices, or failure to successfully locate the delivery address.. We recognize non-COD sales revenues when products are delivered to and accepted by our customer (e.g. FOB destination). For customers settling through COD, the relevant delivery company is responsible for collecting and wiring to us these cash amounts on a periodic basis once collected. Delivery companies generally charge us delivery fees based upon weight of the products and distance of delivery, and certain delivery companies charge an additional processing fee based upon the sales price. It typically takes two to three weeks for us to receive payments from EMS compared to approximately seven days from other delivery companies. As of December 31, 2016, 2017 and 2018, no accounts receivables from a single delivery company were more than 10% of our total accounts receivables.

Our main products, such as Babaka® posture-correction products and Acorn Fresh seafood products are sold online and subsequently delivered to our customers directly without collection by any third party (e.g. delivery companies).

Customer Service, Product Warranties and Return Policies

We believe emphasizing customer service will enhance our products brand image, facilitate cross-selling opportunities and generate customer loyalty and repeat purchasing behavior. Our customer service center within our Wuxi call center is currently staffed with approximately 20 dedicated sales representatives and 3 customer service representatives. In addition, most of our distributors generally provide their own customer service in their respective territories.

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

Under our policies, our customers generally may return products to us within thirty days after delivery if there is a quality defect or if a product fails to meet its specifications, subject to shorter periods provided in policies of the platforms on which our goods are sold. In most cases, product exchanges are allowed within a month of delivery. Our warranties generally provide for repair of product defects within one year at no cost to the customers. Product returns from our multiple sales platforms were insignificant in 2016, 2017 and 2018. To the extent that the manufacturer of the defective product is a third party, the manufacturer is obligated to either repair the defective product or reimburse us for any related expenses. Our distributors are allowed to exchange any defective products they receive from us. The number of products exchanged by our distributors due to defects was insignificant in 2016, 2017 and 2018.

Supply and Inventory

Supply

We rely on outsourced product manufacturers to produce a majority of our proprietary products (including all of our posture-correction products and a small percentage of our Youngleda oxygen generating devices) and on third-party suppliers for our other products.

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

Competition

Because of our business model, we face competition from the following companies operating in our value chain:

•	numerous domestic and international sellers of consumer branded products that sell their products in China and which compete with our products, such as posture-correction products from MTG, MINGZHEN, Nuotai and other brands that compete with our Babaka® posture-correction products, and Oxygen-generating devices from Yuwell and other brands that compete with our Youngleda health products; and

•	other Internet and e-commerce companies in China that offer consumer products and brands online via an Internet platform.

We also compete with companies that make imitations of our products at substantially lower prices, such as our Babaka® branded posture-correction products, which are often sold in department stores, pharmacies and general merchandise stores. See Item 3.D, “Key Information—Risk Factors—Risks Relating to Our Business and Industry—We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our product brand, reputation and competitive position. In addition, we may have to enforce our intellectual property rights through litigation. Such litigation may result in substantial costs and diversion of resources and management attention” and “—We may not be able to adequately protect our intellectual property rights and exclusive rights.”

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

Intellectual Property

We rely on a combination of copyright, trademark, patent, unfair competition laws, as well as non-disclosure agreements and other methods to protect our intellectual property rights. We currently maintain 599 trademark registrations in China. We own 16 utilities models and packaging design patents in China pertaining to our posture-correction products, kitchen and household products, fitness products, and Youngleda oxygen generating device.

The legal regime in China for the protection of intellectual property rights is still at a relatively early stage of development. Despite many laws and regulations promulgated and other efforts made by China over the years to enhance its regulation and protection of intellectual property rights, private parties may not enjoy intellectual property rights in China to the same extent as they would in many western countries, including the United States, and enforcement of such laws and regulations in China have not achieved the levels reached in those countries. Therefore, it is difficult and expensive to police and enforce against infringement of intellectual property rights in China. Imitation or counterfeiting of our products or other infringement of our intellectual property rights, including our trademarks, could diminish the value of our various brands or otherwise adversely affect our net revenues. See Item 3.D, “Key Information—Risk Factors—Risks Relating to Our Business—We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our product brand, reputation and competitive position. In addition, we may have to enforce our intellectual property rights through litigation. Such litigation may result in substantial costs and diversion of resources and management attention” and “—We may not be able to adequately protect our intellectual property rights and exclusive rights.”

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

We rely on third party vendors for MIS functions. Our major system modules and functions, which facilitate various aspects of our business, include the following:

•       Order Management System (OMS), builds an integrated order processing platform for various channels, such as TM, JD, TB, WeChat store, Acorn Call Center, etc.

•       Warehouse Management System (WMS), which manages Acorn’s QingPu warehouse, such as inventory, packaging, shipments, etc.

•       Human Resource Information System (eHR), which serves Acorn on HR related functions.

•       Customer Relationship System on eCommerce (eCommerce CRM), which builds Acorn integrated customer management platform for all channels

•       Financial System (NC), which provides financial related features for the whole company

•       Business Intelligence (BI), which connects various data sources, conducts the data mining, builds data models, and displays the results in visual reports.

•       Acorn websites, including Acorn group homepage, Acorn Entertainment website, etc.

•       Acorn WeChat official account operations and WeChat store operations

We believe our information technology system is one of the key tools with which we are able to identify market trends and demands early.

Chinese Government Regulations

The PRC government extensively regulates the industries in which we operate our business. We operate our business in China under a legal regime consisting of the State Council, which is the highest authority of the executive branch of the PRC central government, and several ministries and agencies under its authority including, among others, the SAIC (currently merged into the State Administration for Market Regulation, or the SAMR), the Ministry of Commerce, or the MOFCOM, the SAPPRFT, the State Administration for Food and Drug, or the SAFD, the Ministry of Industry and Information Technology, or the MIIT, the Ministry of Culture, or the MOC, and the State Administration of Radio, Film and Television, or the SARFT (currently changed to the National Radio and Television Administration, or the NRTA). Meanwhile, we operate our Concurrent-Business Insurance Agency business under the regulations promulgated by the China Insurance Regulatory Commission, or the CIRC.

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

Regulatory Requirements for Foreign Participation

Direct Sales and Wholesale Distribution Businesses

Our current business may be deemed to consist of, among other things, “direct sales via Internet and telephone,” and “wholesale distribution” under Commercial Sector Measures (as defined below). Currently the establishment or material changes of a foreign-invested enterprise engaging in direct sales via the Internet and telephone requires filing with, rather than approval from, the local district counterpart of MOFCOM pursuant to the Interim Measures for Record-Filing Administration of the Establishment and Change of Foreign-invested Enterprises promulgated and effective on October 8, 2016, as amended on July 30, 2017 and June 30, 2018, or the Interim Measures. We have completed such filings online with local counterpart of MOFCOM.

For purposes of clarification, our direct sale business does not involve sales whereby a direct salesperson is recruited by a direct sales enterprise to promote its product, outside any fixed place of business, directly to an ultimate consumer, and therefore does not fall into the category of “direct sales” defined under the Regulations on Administration of Direct Sales, nor is it regulated by the aforesaid regulations.

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

Our Direct Sales Operations

Due to the complicated and lengthy approval process and MOFCOM’s uncertain position towards approving investment in direct sale business by foreign investors under the Commercial Sector Measures, some of our direct sales business is currently conducted by our consolidated affiliated enterprises owned by Kuan Song and Pan Zong —Shanghai Network and Beijing Acorn. Furthermore, due to the aforesaid reason as well as certain restrictions or prohibitions on foreign ownership of companies that engage in internet and other related businesses imposed by current PRC laws and regulations, including the provision of internet content, we set up another consolidated affiliated enterprise, Beijing HJX Technology, which previously conducted our internet interactive services business. Beijing HJX Technology is currently not engaged in the active conduct of business. As domestic companies, these three companies are not subject to the PRC regulations on foreign investment into provision of internet content business, but they are controlled by us through a set of contractual arrangements. To our knowledge:

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

However, there are uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, there can be no assurance that the PRC regulatory authorities, in particular MIIT, SAMR and MOFCOM, which regulate foreign investment in internet and direct sales businesses, will not in the future take a view that is contrary to the above opinions of our PRC legal counsel. If the current agreements that establish the above structure were found to be in violation of existing or future PRC laws or regulations, we may be required to restructure our ownership structure and direct sales and internet interactive service operations in China or to carry out other actions required by relevant PRC government authorities to comply with PRC laws and regulations, or we could be subject to severe penalties. See Item 3.D, “Key Information—Risk Factors—Risks Related to the Regulation of Our Business and Industry—If the PRC government takes the view that the agreements that establish the structure for operating our direct sales business and internet interactive service in China do not comply with PRC governmental restrictions on foreign investment in these areas, we could be subject to severe penalties.”

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

Foreign Investment Law

On March 15, 2019, the National People's Congress promulgated the Foreign Investment Law, which will become effective on January 1, 2020 and replace the Sino-Foreign Equity Joint Venture Enterprise Law, the Sino-Foreign Cooperative Joint Venture Enterprise Law and the Foreign Owned Enterprise Law to become the legal foundation for foreign investment in the PRC. The Foreign Investment Law stipulates three forms of foreign investment, but does not explicitly stipulate the contractual arrangements as a form of foreign investment. Notwithstanding the above, the Foreign Investment Law stipulates that the concept of a foreign investment includes foreign investors investing in China through “any other methods” under laws, administrative regulations, or provisions prescribed by the State Council. Therefore, there are possibilities that future laws, administrative regulations or provisions prescribed by the State Council may regard contractual arrangements as a form of foreign investment, at which time it will be uncertain whether the contractual arrangements will be deemed to be in violation of the foreign investment access requirements and how the above-mentioned contractual arrangements will be handled. For the potential impact of the Foreign Investment Law on our Company, please see “Risk Factors—Risks Relating to Our Corporate Structure—We face uncertainties with respect to the implementation of the Foreign Investment Law”.

Regulation of Manufacturing and Sale of Special Consumer Products

Some of the products we offer through our direct sales platforms and some of the proprietary branded products we manufacture and sell are categorized as medical devices. Therefore, we are required to comply with relevant PRC laws and regulations regarding the manufacture and sale of medical devices.

Under the Administrative Regulation on Supervision over Medical Devices effective on May 4, 2017, in the PRC, medical devices are classified into three different categories for regulation and supervision by SAFD, depending on the degree of risk associated with each medical device and the extent of regulation needed to ensure safety and proper operation of the product. Class I includes medical devices posing a low risk whose safety and effectiveness can be guaranteed through routine administration. Class II includes those with medium risk whose safety and effectiveness should be ensured by strict control and administration. Class III includes those devices that pose a relatively high risk whose safety and effectiveness should be ensured by taking special measures to conduct strict control and administration. All the medical devices that we manufacture belong to Class II above. Under the Administrative Measures on Supervision over Manufacture of Medical Device effective on November 17, 2017, manufacturers of Class II medical devices must apply to the provincial-level SAFD for a valid Medical Device Manufacturing License. Such Medical Device Manufacturing License is valid for a period of five years. Under the Administrative Measures on Supervision over Operation of Medical Device effective on November 17, 2017, or the Medical Device Operation Measures, Class II medical device operators no longer need to apply for a Medical Device Operation License, but instead, must make a filing with municipal-level SAFD. Under the Administrative Measures for the Registration of Medical Devices effective on October 1, 2014, manufacturers of Class II medical devices must register their manufactured Class II medical devices with SAFD at the provincial level and obtain a Medical Device Registration Certificate. Such Medical Device Registration Certificate is valid for a period of five years. In addition, under the Administrative Measures on Medical Device Online Sales which became effective on March 1, 2018, or Medical Devices Online Sales Measures, any enterprise that is engaged in online sales of medical devices shall hold Medical Device Manufacturing License or Medical Device Operation License, or complete the filing to being Medical Device Manufacturing or Operating Enterprises, and such enterprise shall carry out the online sales via its own website or third party platform for network transaction services of medical devices. In addition, if an enterprise engaging in online sales of medical devices via its own website, such enterprise shall also obtain an Internet Pharmaceutical Information Service Qualification Certificate. Furthermore, Medical Devices Online Sales Measures imposes more stringent requirements for the online medical device sellers, including: (1) the online medical device sellers shall set up quality and safety management system for the online transactions and provide relevant data to SAFD or its counterparts as requested; (2) the online medical device sellers shall publish the detailed information of the medical device for sale online on its website so as to be consistent with the registration or filing, including its name, type, size, registration certificate, registration holder, number of the Medical Device Manufacturing Enterprise License, product number, contraindications; and (3) the online medical device sellers shall record and maintain the information of the medical device sold not less than the expiration period of such medical devices or two years after the expiration date of such medical device. In the event that the medical device sold does not have the explicit expiration period or expiration date, the information of the medical device shall be maintained for not less than five years. Violation of these provisions may result in fines, termination of operations, confiscation of illegal income, or in the most serious cases, criminal prosecution.

One of our subsidiaries, Shanghai HJX, and one of our affiliated entities, Shanghai Network, have made filing with competent branches of SAFD on March 11, 2015 in connection with their operation of Class II medical device, and have completed subsequent update of filing information on April 27, 2016. Another of our subsidiaries, Acorn Trade (Shanghai) Co., Ltd., holds valid Medical Device Operation Licenses, which we obtained as required by the Medical Device Operation Measures and have completed the filing update of such license in May, 2015. In addition, Zhuhai Acorn Electronic Technology Co., Ltd., or Zhuhai Acorn, holds a Medical Device Manufacturing License expiring on November 3, 2020 and a Medical Device Registration Certificate for a Youngleda oxygen generating device that will expire on January 25, 2020. We are also in the process of renewing other expired licenses and certificates that are required for our operation and products. Although we continue to maintain sufficient outsourced employees to operate the Zhuhai Acorn manufacturing facilities, due to the scope of the operations at Zhuhai Acorn as well as for cost considerations, we do not have any senior employees based in Zhuhai Acorn, nor do we send senior employees to Zhuhai Acorn, to manage the manufacturing process.

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

Regulations of Food Industry in General

Food Safety in General

According to the Food Safety Law of the PRC, or the Food Safety Law, which became effective on December 29, 2018, and the Implementing Regulations for the Food Safety Law of the PRC, which were promulgated by the State Council on July 20, 2009 and became effective on the same day, as amended on February 6, 2016, the SAFD under the State Council are responsible for supervising and administering food production and distribution. The health administrative department and the SAFD under the State Council is responsible for the formulation and publication of national food-safety standards. The Food Safety Law and its implementation regulations require:

(1)	food manufacturers and distributors to apply for the food production licenses and food distribution licenses, respectively, provided that a food manufacturer who has obtained a food production licenses does not need to obtain a food distribution license for selling the food produced by it at its production facilities;

(2)	food production and operation to comply with food-safety standards and certain other requirements. Food manufacturers shall not purchase or use raw food materials, food additives or food-related products which do not meet food-safety standards;

(3)	each food manufacturer or trader to establish and implement a personnel health management system. Each worker who engages in food production or trading worker is required to take a physical examination each year and obtain health certificate prior to working;

(4)	food manufacturers to check the licenses and food eligibility certification documents of their suppliers before purchasing raw food materials, food additives and food-related products from them. Each food manufacturing enterprise shall establish a procurement check record system and a food ex-factory check record system and ensure the records are authentic and retained for at least two years; and

(5)	the packages of prepacked food to bear labels. The labels shall state matters including the name, specifications, net content, date of production, list of ingredients or components, manufacturer’s name, address and contact information, shelf life, product standard code, storage conditions, the general name of the food additives used in the national standards, category number of the food production license, and other content acquired by laws, regulations or food safety standards.

The PRC has established a food recall system. When a food manufacturer finds that the food produced by it does not comply with food safety standards, it shall immediately stop production, recall the food on the market, notify the relevant manufacturers, traders and consumers, and record the recall and notification. When a food trader finds that the food traded by it does not comply with food safety standards, it shall immediately stop trading such food, notify the relevant manufacturers, traders and consumers, and record the cessation of trading and the notification. The food manufacturers shall take measures to safely recall and destroy the affected food, and report the recall and treatment of the recalled food to the quality supervision authority at or above the county level. Where the food manufacturers or traders fail to recall or stop producing or trading the food which are not in compliance with food safety standards under Article 53 of the Food Safety Law, the quality supervision, administration for industry and commerce, food and drug supervision and administration authorities at or above the county level shall order them to recall or stop production or trading.

In the event of any breach of the Food Safety Law, relevant authorities may confiscate any illegal gains and food products, issue warnings and impose rectification orders and monetary penalties ranging from two to ten times the value of the illegal products, as well as revoke the food safety certificate and impose criminal liability in severe cases.

Food Operation Permit

Through Acorn Fresh, we offer products that are frequently purchased by consumers, such as seafood and other food products. Under the Administration Measures for Food Distribution Permits promulgated by SAIC and effective on July 30, 2009, or the Food Distribution Permits Measures, operators that engage in the food distribution business are required to acquire Food Distribution Permits before applying for business licenses. However the Food Distribution Permits Measures has been revoked on November 10, 2015.

Under the Administrative Measures on Food Operation Permits issued by SAFD on November 17, 2017 and effective on the same day, the operators that engage in the food operation business shall obtain Food Operation Permits. A Food Operation Permit is valid for five years. We have obtained a Food Operation Permit to sell pre-packaged food (including refrigerated foods and frozen foods) online under the name of Shanghai Network on March 13, 2018 which will expire on December 7, 2022.

Under the abovementioned laws and regulations relating to food production and food distribution, a Food Production License is required for operating a food production business and a Food Distribution Permit is required for operating a food distribution business. In addition, the laws and regulations require that operations comply with various requirements relating to food safety. Non-compliance may lead to a series of penalties, including warnings, monetary penalties, confiscation of illegal gains, revocation of the certificates, and/or even criminal liabilities. We currently do not engage in any food production business as defined under the applicable laws and regulations. We contract with manufacturers to produce food products.

Regulations of Product Quality

The Product Quality Law of the PRC

Pursuant to the Product Quality Law of the PRC, which was promulgated on February 22, 1993, became effective on September 1, 1993, and was subsequently amended on July 8, 2000, manufacturers are liable for the quality of the products they produce. Where anyone produces or sells products that do not comply with the relevant national or industrial standards safeguarding the health and safety of the persons and property, the relevant authority will order such person to suspend the production or sales, confiscate the products, impose a fine of an amount higher than the value of the products and less than three times of the value of the products, confiscate illegal gains (if any) as well as revoke the business license in severe cases. Where the activities constitute a crime, the offender will be prosecuted.

Product Liabilities

Manufacturers and distributors of defective products in the PRC may incur liability for losses and injuries caused by such products. Under the General Principles of the Civil Laws of the PRC, which became effective on 1 January 1987, and the Law on the Protection of Consumer Rights and Interests of the PRC, which was promulgated on October 31, 1993, became effective on January 1, 1994 and was amended on August 27, 1999 and October 25, 2013, the manufacturers and distributors will be held liable for losses and damages suffered by consumers caused by the defective products manufactured or distributed by them.

Under the abovementioned laws and regulations, we are required to ensure that products which we produce and sell meet the requirements for safeguarding human health and ensuring human and property safety. Failing to do so will lead to a series of penalties, including the suspension of production and sale, confiscation of the products and earnings, imposition of fines, revocation of business licenses, and/or even criminal liabilities. In addition, if the products cause personal injuries or other form of torts, the manufacturers and distributors of the products may be subject to tort liability.

Regulation of Internet-Related Businesses

Internet Information Services

The Administrative Measures on Internet Information Services, or the ICP Measures, issued by the State Council on September 25, 2000 and amended on January 8, 2011, regulate provision of internet information services in the PRC. According to the ICP Measures, internet information services refer to provision of information through internet to online subscribers, including commercial and noncommercial services. Pursuant to the ICP Measures, commercial internet information service providers shall obtain ICP licenses, from relevant PRC local authorities before engaging in commercial internet information services in China. In addition, according to relevant PRC laws, administrative regulations or rules, providers of internet information services in respect of news, publishing, education, medical treatment, health, pharmaceuticals or medical apparatus shall obtain consent of the relevant PRC competent authority before applying for operating permit or carrying out record-filing procedures. We currently sell our proprietary products through the website www.xiangguo.com, and hence are required to obtain an ICP registration from the relevant information industry authorities. Shanghai Network has completed its ICP registration. Although we do not believe an ICP license is required to conduct our business in its current form, it is possible the PRC authorities could take a different view. See “Risk Factors— If we are deemed to have failed to obtain permits or approvals required under the complex regulatory environment for internet-based businesses in China, our business, financial condition and results of operations may be materially and adversely affected.”

Internet Publication and Cultural Products

On February 4, 2016, State Administration of Press, Publication, Radio, Film and Television of the People’s Republic of China, or the SAPPRFT, and the MIIT issued the Measures for Network Publication Service Administration, or Network Publication Measures, which took effect on March 10, 2016. The Network Publication Measures introduced an internet publishing license regime for internet publications. According to the Network Publication Measures, the term “online publications” includes games, animation, audio and video readings in literature, art, science and other fields. The operation of online games is deemed an internet publication activity; therefore, an online game operator must (i) obtain an internet publishing services license so that it can directly operate its online games to the public in the PRC, or (ii) publish its online games through a qualified press entity by entering into a corporation agreement.

Online Advertising

In July 2016, the State Administration for Industry and Commerce issued the Interim Measures for the Administration of Internet Advertising, which became effective on September 1, 2016. These interim measures clarify that “internet advertisements” means commercial advertisements that promote commodities or services directly or indirectly via internet media such as websites, webpages and internet applications in the form of texts, pictures, audio, video or other forms. These interim measures also create a number of new requirements for internet advertisers. For example, these interim measures state that paid search advertisements should be clearly distinguished from ordinary search results. In addition, consistent with the Advertising Law, these interim measures require that advertisements published on internet pages in the form of pop-ups or other similar forms shall be clearly marked with a “close” button to ensure “one click to close”. Violation of these regulations may result in fine of no more than RMB 30,000, with any punishments administrated by the Administrative Authority for Industry and Commerce in the place where the advertisement publisher is located.

Online Cultural Products

Under the Interim Provisions on the Administration of Internet Culture, promulgated by Ministry of Culture, or MOC, and is effective on December 15, 2017, internet cultural products are classified as: (i) online cultural products particularly developed for publishing via internet, which include online music and entertainment, online games, online performance plays (programs), performance, online artworks, and online animation features and cartoons (including Flash animation); and (ii) products, such as music and entertainment, games, plays (programs), performance, artworks and animation features and cartoons, which are produced or reproduced by using certain technical means and disseminated on the Internet (collectively, Internet Cultural Products). Any internet service provider shall obtain an Internet Culture Operation License to carry out any following business relating to Internet Cultural Products for the purpose of making profits:

•	production, duplication, import, publication, broadcasting of Internet Cultural Products;

•	publishing of cultural products on the internet or transmission thereof to computers, fixed-line or mobile phones, radios, television sets or gaming consoles for the purpose of browsing, reading, using or downloading such products; or

•	exhibitions or contests related to Internet Cultural Products.

Online Transmission of Audio-Visual Programs

On April 13, 2005, the State Council promulgated the Certain Decisions on the Entry of the Non-state-owned Capital into the Cultural Industry. On July 6, 2005, five PRC governmental authorities, including the MOC, the SARFT, the GAPP, the CSRC and the MOFCOM, jointly adopted the Several Opinions on Canvassing Foreign Investment into the Cultural Sector. Under these provisions, non-state-owned capital and foreign investors are prohibited from engaging in the business of distributing audiovisual programs through information networks.

On December 20, 2007, the State Administration for Radio, Film and Television and the MIIT jointly issued the Rules for the Administration of Internet Audio-Visual Program Services, or the Audio-Visual Program Provisions, commonly known as Circular 56, which came into effect as of January 31, 2008 and was amended in 2015. Circular 56 reiterates the requirement set forth in the earlier rules that the provider of internet audio-visual program services must obtain the Audio-Visual License issued by SARFT. Furthermore, Circular 56 requires all the providers of internet audio-visual program service to be either wholly state owned or state controlled, and the business to be carried out by such providers must satisfy the overall planning and guidance catalog for internet audio-visual program services determined by SARFT. According to the Notice on Relevant Issues Concerning Application and Approval of License for the Online Transmission of Audio-Visual Programs issued by SARFT on May 21, 2008, the internet audio-visual program service providers engaging in such services prior to the issuance of Circular 56 are able to apply for the license as long as their violation of the laws and regulations is minor in scope and can be rectified in a timely manner and they have no records of violation during the last three months prior to the issuance of Circular 56. These provisions have been reflected in the Application Procedure for Audio-Visual License promulgated by SAEFT on June 11, 2008. Failure to obtain Audio-Visual License may subject such provider to various penalties, including fines of up to RMB30,000 ($4,321), seizure of related equipment and servers used primarily for such activities and even suspension of its internet audio-visual program services.

On March 17, 2010, the SARFT issued the Internet Audio-Visual Program Services Categories (Provisional), or the Provisional Categories, which classified internet audio-visual program services into four categories. In addition, the Notice concerning Strengthening the Administration of the Streaming Service of Online Audio-Visual Programs promulgated by the the State Administration of Press, Publication, Radio, Film and Television, or the SAPPRFT, on September 2, 2016 emphasizes that, unless a specific license is granted, audio-visual programs service provider is forbidden from engaging in live streaming on major political, military, economic, social, cultural and sports events.

In addition, the State Internet Information Office promulgated the Administrative Provisions on Internet Live-Streaming Services, or Internet Live-Streaming Services Provisions, on November 4, 2016, which came into effect on December 1, 2016. According to the Internet Live-Streaming Services Provisions, an internet live-streaming service provider shall (a) establish a live-streaming content review platform; (b) conduct authentication registration of internet live-streaming issuers based on their identity certificates, business licenses and organization code certificates; and (c) enter into a service agreement with internet live-streaming services user to specify both parties’ rights and obligations. The Internet Live-Streaming Services Provisions also stipulate that any provider who intends to provide Internet Live-Streaming services in the form of online performances, online audio-visual programs, etc. shall also obtain relevant qualifications prescribed by laws and regulations pursuant to the law.

On December 16, 2016, the SAPPRFT issued the Rules for the Administration of Video and Audio Programs on microblog, WeChat and other Social Media Platforms, or Circular 196. Circular 196 requires that any organizations that provide online streaming through social media platforms such as microblog or WeChat must obtain an internet audio/video program transmission license. For those organizations and individuals that do not hold such a license, the hosting social networking platform shall be responsible for supervising the content of the posted programs, and the scope of the programs must not exceed the scope stated on the platform’s audio/video program transmission license. Similarly, film and TV dramas broadcast through social media is required to obtain a license for public airing, and social media platforms are not allowed to repost user-generated video or audio programs featuring political news.

On September 9, 2016, the SAPPRFT issued a notice on Strengthening the Management of Audio-Visual Program Live-Streaming Services, the providers without an Audio-Visual License specified on (i) major political, military, economics, social, cultural, sports activities or reality event streaming, or (ii) activities such as general social group cultural activities or sports events” shall not provide the applicable live-streaming services relating to the above activities.

On March 16, 2018, the SAPPRFT issued the Notice on Further Regulating the Order of Transmitting Online Audio-visual Programs. The notice prohibits all online audio/video service providers from engaging in (i) production and transmission of any unauthorized re-editing, re-dubbing or parody of other films, television programs, and online audio-visual programs, (ii) transmitting any trailers or previews of radio and television programs or audio-visual programs that have not obtained the relevant permit or completed required filing procedures. Further, any audio-visual program service provider which has not obtained the License for Online Transmission of Audio-Visual Programs may not engage in sponsorship of or any form of cooperation with any audio-visual program.

Production of Radio and Television Programs

On July 19, 2004, the State Administration for Radio, Film and Television promulgated the Regulations for Administration on Production of Radio and Television Programs, or the “Radio and TV Programs Production Regulations,” which came into effect as of August 20, 2004 and were amended on August 28, 2015. The Radio and TV Programs Production Regulations provide that anyone who wishes to produce or operate radio or television programs must first obtain an operating permit.

Information Security and Censorship

Internet content in China is also regulated and restricted from a state security point of view. The Decision Regarding the Safeguarding of Internet Security, enacted by the Standing Committee of the National People’s Congress in 2000 and amended in 2009, makes it unlawful to: (i) gain improper entry into a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak state secrets; (iv) spread false commercial information; or (v) infringe intellectual property rights.

The Administrative Measures for the Security Protection of International Connections to Computer Information Network, promulgated by the Ministry of Public Security in 1997 and amended on January 8, 2011, prohibit the use of the internet in ways that, among other things, result in a leakage of state secrets or the distribution of socially destabilizing content. Socially destabilizing content includes any content that incites defiance or violations of PRC laws or regulations or subversion of the PRC government or its political system, spreads socially disruptive rumors or involves cult activities, superstition, obscenities, pornography, gambling or violence. State secrets are defined broadly to include information concerning PRC’s national defense affairs, state affairs and other matters as determined by the PRC authorities.

Regulation of Internet Shopping

On June 24, 2010, the MOFCOM promulgated the Outline of Promoting Healthy Development of Internet Shopping which requires relevant authorities to encourage enterprises to develop internet sales, expand internet shopping field, attach importance to rural internet shopping market, improve support service, protect legal interests of consumers and standardize internet market order.

On December 28, 2010, the MOFCOM, the MITT and other departments jointly issued the Notice on Implementing Scheme of Cracking Down Infringement on Intellectual Properties and Manufacture and Sale of Fake Commodity in Internet Shopping which, among other things, requires to strengthen supervision and control over internet shopping platform and transaction parties, set up access system for tradable commodity and intensify the fight against infringement on intellectual properties and manufacture and sale of fake commodity in internet shopping.

On January 5, 2011, the MOFCOM issued the Notice on Regulation of Promotional Activities in Internet Shopping, pursuant to which, among other things, (1) internet shopping enterprises shall ensure the quality of promotional commodity; (2) price fraud and false promotion is strictly forbidden; and (3) infringement on intellectual properties and manufacture and sale of fake commodity in promotion will be severely cracked down.

On January 26, 2014, the SAIC promulgated Measures on the Administration of Internet Transactions which provide rules for internet product transactions and relevant services. Pursuant to these measures, an enterprise, which has been registered with the competent local branch of the SAIC and has obtained a business license, shall make public the information provided on its business license or provide an electronic link of its business license in a prominent position on the home page of its website or the website for engaging business activities. In addition, except for several specified products, a consumer is entitled to return products sold by an internet product business operator within seven days upon the receipt of such products and is not required to provide any reason for such return. However, the products returned by a consumer shall be intact and in good condition.

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

On January 5, 2015, the SAIC promulgated Measures for Punishments against Infringements on Consumer Rights and Interests, effective from March 15, 2015. Pursuant to these measures, a business operator that sells goods via the Internet, television or phone, by mail order or otherwise, bears the obligations to accept the return of goods by consumers without reason, and shall not deliberately delay performing, or unjustifiably refuse to perform, such obligations.

On March 24, 2016, the Ministry of Finance, the General Administration of Customs, or the GAC, and the SAT jointly issued the Circular on Tax Policy for Cross-Border E-commerce Retail Imports, or the Tax Circular (amended on November 29, 2018 and effective from January 1, 2019), pursuant to which, among other things, (1) the imported commodities retailed through the cross-border E-commerce shall, according to types of the goods, be levied tariff, imports value-added tax, and consumption tax; individuals who purchase the imported retail goods through cross-border E-commerce shall be taxpayers and the actual transaction prices shall be dutiable price; (2) E-commerce corporations, corporation specialized in e-commercial transaction platform or logistic enterprises shall be the withholding obligors and be responsible for deducting taxes; (3) the lists of Imported Retail Commodities through Cross-Border E-commerce will be promulgated separately by the competent department of the Ministry of Finance, and (4) the e-commerce imported goods that have already been purchased shall be the ultimate goods for personal use by consumers and shall not be put in domestic market for resale. Following the Tax Circular (2016 version), the Ministry of Finance has issued two lists in connection to the Imported Retail Commodities on April 6, 2016 and April 15, 2016, respectively, however, which have been revoked by a new list issued by the Ministry of Finance, the MIIT, the MOFCOM and other authorities on November 20, 2018 and effective from January 1, 2019. In addition, On April 6, 2016, the GAC issued the Announcement on Matters relating to the Regulation of Cross-border E-commerce Retail Imports and Exports and further specify the regulation concerning cross-border e-commerce retail imports and exports, effective from April 8, 2016. On January 1, 2019, the aforesaid Announcement has also been revoked by the GAC with a new announcement issued on December 10, 2019 and effective from January 1, 2019.

On December 27, 2016, the Standing Committee of National People's Congress released a draft E-commerce Law to solicit public comments, which has been finally adopted and issued on August 31, 2018 and effective from January 1, 2019. Pursuant to which, (i) online businesses must register their businesses and acquire all necessary licenses regulating particular activities; (ii) E-commerce operators must also meet their tax obligations and are now required to issue a tax invoice (fapiao); (iii) platform operators are prohibited from imposing unreasonable restrictions, conditions or fees on merchants, in addition, these operators must keep transaction records, as well information of products and services provided, for at least three years. This law strengthens intellectual property protection and addresses the problem of manufacturing and sale of counterfeit goods, and the operators can be fined up to RMB2 million in serious cases of intellectual property infringement. In addition, this new law also further enhances China’s regime of privacy protection, and protection of consumers.

On January 6, 2017, the SAIC promulgated Interim Measures for Seven-day Unconditional Return of Products Purchased Online, effective from March 15, 2017, which further clarifies the standard of “good condition” of the products suitable for return, the calculation of seven-day return period, and the methods of payment refund for the retuned products.

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

On January 5, 2015, the SAIC promulgated Measures for Punishments against Infringements on Consumer Rights and Interests, effective from March 15, 2015. Pursuant to these measures, a business operator shall refrain from any of the following acts:

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

On December 29, 2017, the National Technical Committee for the Standardization of Information Security promulgated the Information Security Technology – Personal Information Security Circular effective on May 1, 2018, or 2018 Personal Information Security Circular. Under this Circular, any entity or individual who collects, shares, transfers or discloses personal information shall obtain the consent of the holder of such information.

On January 30, 2019, the SAMR and the Standardization Administration of China, or SAC, jointly promulgated a draft of Information Security Technology – Personal Information Security Circular which is set to revise the 2018 Personal Information Security Circular, or 2019 Draft Circular. The major addition of this Draft Circular is that the services provider shall not force the subject of personal information to accept the business functions provided by products or services and the correspondingly requests for personal information collection against the voluntary will of the subject of personal information.

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

Regulation of Advertising Activities

The principal regulations governing advertising businesses in China include the Advertising Law (2018 Revision) and the Advertising Administrative Regulations (1987). SAPPRFT and SAIC (currently merged into State Administration for Market Regulation, or SAMR) are the main responsible regulatory authorities in China overseeing the entire advertising industry. SAIC has the authority to make administrative rules to regulate advertising activities, register or approve the establishment of advertising companies, and examine and oversee daily advertising activities to ensure relevant regulations are not violated. In addition to supervision by SAIC, SAPPRFT sets technical standards for broadcasting, regulates signal landings among different broadcasting networks and monitors the operations of all TV and radio stations. Due to the politically sensitive nature of China’s media industry, the contents of TV and radio programs must go through a lengthy approval process prior to broadcasting. Contents of advertisements, which are regulated to a lesser extent, must be approved by the TV or radio stations carrying the advertisements and proper advertising committee(s), effectively eliminating the possibility of broadcasting real-time, live advertising programs. The current regulations also prohibit private enterprises from owning or operating a TV or radio station.

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

Advertising Content

PRC advertising laws and regulations set forth certain content requirements for advertisements in China, which include prohibition on, among other things, misleading content, superlative wording, socially destabilizing content, or content involving obscenities, superstition, violence, discrimination, or infringement of the public interest. Advertising for medical devices, fitness and other special products are subject to stricter regulation which prohibits any unscientific assertions or assurances in terms of effectiveness or usage, any statement on the recovery or response rate, comparison with other similar products in terms of effectiveness or safety, and any recommendation or certification by an endorser. Advertising relating to medical devices for personal use is subject to specific indications. In addition, all advertising relating to medical devices, fitness agrochemicals, as well as other advertisements that are subject to censorship by administrative authorities pursuant to relevant laws and regulations, must be submitted to the relevant administrative authorities for content review and approval prior to dissemination. Furthermore, SAPPRFT and SAIC have issued a circular temporarily prohibiting, after August 1, 2006, the advertising of pharmaceutical products, diet and slimming products, medical devices, breast enhancement products and height increasing products in the form of TV- and radio-based direct sales programs pending adoption of new government rules. On September 10, 2009, the Circular on Strengthening the Administration of TV Direct Sales Advertising and Home Shopping Programs was issued by the SAPPRFT, prohibiting the TV direct sales and home shopping programs to advertise pharmaceuticals, breast-enhancement products, diet and slimming products, and medical devices which are implantable or need instruction by experts. Meanwhile, the Administrative Measures on Advertising on Television or Radio, issued by the SAPPRFT on September 8, 2009 and effective as of January 1, 2010 which was amended in November 2011, prohibited the pharmaceutical and medical device or health related advertising program to contain the recovery rate or efficiency rate or certification by the doctors, experts, patients or public figures. Furthermore, Criteria for the Examination and Publication of Medical Device Advertisements were issued by the Ministry of Health (currently merged into National Health and Family Planning Commission), the SAIC, the SAFD and became effective on May 20, 2009, which provided strict regulation on medical device advertisements publication. According to the Circular Concerning Further Severely Punishing Illegal Advertisements of Pharmaceuticals, Medical Devices and Health Food effective on January 20, 2010, enterprises which published the illegal advertisements will be severely punished. On February 12, 2010 SAPPRFT promulgated the Notice on Further Strengthening Examination and Supervision on Advertising on Television and Radio, which requires that, among other things, in TV shopping advertisement: (1) no host is allowed to participate in advertisement; (2) exaggerative voice, intonation and gestures are prohibited; and (3) no form such as news report, interview and news materials and information is allowed to be used. On July 31, 2015, the Notice on Further Strengthening the Examination and Supervision of Advertisement of Pharmaceuticals, Medical Devices and Health Food was issued by SAFD, which raises the standard of examining advertisements of pharmaceuticals, medical devices and health food in accordance with the new Advertising Law. See Item 3.D, “Key Information—Risk Factors— Risks Related to the Regulation of Our Business and Industry—Governmental actions to regulate TV- and radio-based direct sales programs of medical devices and diet and slimming products will adversely impact sales of our branded neck massager product line and some of our other products and may adversely impact our future overall operating results”.

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

Regulation on Foreign Exchange Control and Administration

Foreign exchange in China is primarily regulated by:

•	The Foreign Currency Administration Regulations (1996), as amended on August 5, 2008; and

•	The Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996), or the Administration Rules.

Under the Foreign Currency Administration Regulations, Renminbi is convertible for current account items, including the distribution of dividends, interest payments, and trade and service-related foreign exchange transactions. Conversion of Renminbi into foreign currency for capital account items, such as direct investment, loans, investment in securities, and repatriation of funds, however, is still subject to the approval of SAFE.

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

On November 19, 2012, the SAFE promulgated the Notice of the SAFE on Further Improving and Adjusting Foreign Exchange Administration Policies on Direct Investment, or the Notice, which came into force as of December 17, 2012 and was amended on May 4, 2015 and October 10, 2018. According to the Notice, (i) the opening of and payment into foreign exchange accounts under direct investment account are no longer subject to approval by the SAFE; (ii) reinvestment with legal income of foreign investors in China is no longer subject to approval by the SAFE; (iii) the administration of foreign exchange in reinvestments by foreign-funded investment enterprises is simplified; and (iv) the procedures for capital verification and confirmation that foreign-invested enterprises need to go through are simplified.

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

Under these regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, a foreign-invested enterprise in China is required to set aside at least a certain percentage of its after-tax profit based on PRC accounting standards each year to its general reserves. These reserves are not distributable as cash dividends. The board of directors of a foreign-invested enterprise has the discretion to allocate a portion of its after-tax profits to employee welfare and bonus funds. These funds, however, may not be distributed to equity owners except in the event of liquidation. In 2016, Shanghai HJX Digital distributed cash dividends of RMB20 million to China DRTV. In 2018, Beijing Acorn Youngleda Technology Co., Ltd. distributed RMB3 million to China DRTV.

Regulations on Employee Share Options

In December 2006, the People’s Bank of China promulgated the Administrative Measures for Individual Foreign Exchange, which set forth the requirements for foreign exchange transactions by PRC individuals relating to current account items and capital account items. The Implementation Rules of the Administrative Measures for Individual Foreign Exchange issued on January 5, 2007 by SAFE and amended on May 29, 2016 specify approval requirements for PRC citizens who are granted shares or share options by an overseas listed company according to its employee stock ownership plan or stock option plan.

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

Pursuant to the Notice on Relevant Issues Concerning Collection of Individual Income Tax Related to Income from Share Option issued by the Ministry of Finance and the SAT on March 28, 2005, Supplementary Notice on Payment of Individual Income Tax for Incomes Derived from Individual Stock Option issued by the SAT on September 30, 2006, the Notice on Relevant Issues Concerning Collection of Individual Income Tax for Income Derived from Share Appreciation Rights and Restricted Share Units issued by the SAT on January 7, 2009 and the Notice on Issues of Individual Income Tax Concerning Share Incentive Plan issued by the SAT on August 24, 2009 (amended on April 18, 2011), in connection with the share option plan of an overseas listed company, the difference received by a PRC individual who had been granted share options between the exercise price and the fair market price of such shares on the exercise date shall be imposed of individual income tax which shall be withheld by the PRC subsidiary of such overseas listed company.

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

Regulations Relating to PRC Value Added Tax

On March 23, 2016, the MOF and the SAT jointly issued the Circular on the Pilot Program for Overall Implementation of the Collection of Value Added Tax Instead of Business Tax, or Circular 36, which took effect on May 1, 2016. Pursuant to the Circular 36, all of the companies operating in construction, real estate, finance, modern service or other sectors which were required to pay business tax are required to pay VAT, in lieu of business tax. The VAT rate is 6%, except for rate of 11% for real estate sale, land use right transferring and providing service of transportation, postal sector, basic telecommunications, construction, real estate lease; rate of 17% for providing lease service of tangible property; and rate of zero for specific cross-bond activities.

On April 4, 2018, MOF and SAT jointly promulgated the Circular of the Ministry of Finance and the State Administration of Taxation on Adjustment of Value-Added Tax Rates, or Circular 32, according to which, (i) for VAT taxable sales or importation of goods originally subject to value-added tax rates of 17% and 11% respectively, such tax rates shall be adjusted to 16% and 10%, respectively; (ii) for purchase of agricultural products originally subject to deduction rate of 11%, such deduction rate shall be adjusted to 10%; (iii) for purchase of agricultural products for the purpose of production and sales or consigned processing of goods subject to tax rate of 16%, the input VAT will be calculated at a 12% deduction rate; (iv) for exported goods originally subject to tax rate of 17% and export tax refund rate of 17%, the export tax refund rate shall be adjusted to 16%; and (v) for exported goods and cross-border taxable acts originally subject to tax rate of 11% and export tax refund rate of 11%, the export tax refund rate shall be adjusted to 10%. Circular 32 became effective on May 1, 2018 and shall supersede any previously existing provisions in the case of any inconsistency.

Further, On March 20, 2019, the MOF, the SAT and the General Administration of Customs jointly issued the Announcement on Policies for Deepening the VAT Reform, or Announcement 39, to further slash value-added tax rates. According to the Announcement 39, (i) for general VAT payers’ sales activities or imports that are subject to VAT at an existing applicable rate of 16% or 10%, the applicable VAT rate is adjusted to 13% or 9% respectively; (ii) for the agricultural products purchased by taxpayers to which an existing 10% deduction rate is applicable, the deduction rate is adjusted to 9%; (iii) for the agricultural products purchased by taxpayers for production or commissioned processing, which are subject to VAT at 13%, the input VAT will be calculated at a 10% deduction rate; (iv) for the exportation of goods or labor services that are subject to VAT at 16%, with the applicable export refund at the same rate, the export refund rate is adjusted to 13%; and (v) for the exportation of goods or cross-border taxable activities that are subject to VAT at 10%, with the export refund at the same rate, the export refund rate is adjusted to 9%. The Announcement 39 came into effect on April 1, 2019 and shall be prevail in case of any conflict with existing provisions.

Regulations on Intellectual Property Rights

China has adopted legislation governing intellectual property rights, including trademarks, patents and copyrights.

Trademark. The Trademark Law, adopted in 1982 and revised in 1993, 2001 and 2013, with its implementation, have adopted a “first-to-file” principle with respect to trademark registration. Where a trademark for which a registration has been made is identical or similar to another trademark that has already been registered or been subject to a preliminary examination and approval for use on the same kind of or similar commodities or services, the application for registration of such trademark shall be rejected. Any person applying for the registration of a trademark must not prejudice the existing right of others obtained by priority, nor may any person register in advance a trademark that has already been used by another person and has already gained a “sufficient degree of reputation” through that person’s use. In the case of a trademark infringement, where the actual loss suffered by the right holder as a result of the infringement, the profits gained by the infringer from the infringement and the royalties of the registered trademark concerned are difficult to determine, the people’s court shall render a judgment on awarding damages of up to RMB300 million depending on the circumstances of the infringing acts.

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

To further clarify some key internet copyright issues, on December 27, 2012, the PRC Supreme People’s Court promulgated the Regulation on Several Issues Concerning Applicable Laws on Trial of Civil Disputes over the Infringement of Information Network Transmission Right, or the 2013 Regulation. The 2013 Regulation took effect on January 1, 2013, and replaced the Interpretations on Some Issues Concerning Applicable Laws for Trial of Disputes over Internet Copyright that was initially adopted in 2000 and subsequently amended in 2004 and 2006. Under the 2013 Regulation, where an internet information service provider work in cooperation with others to jointly provide works, performances, audio and video products of which the right holders have information network transmission right, such behavior will constitute joint infringement of third parties’ information network transmission right, and the PRC court shall order such internet information service provider to assume join liability for such infringement.

To address the problem of copyright infringement related to content posted or transmitted on the internet, the PRC National Copyright Administration and MIIT jointly promulgated the Measures for Administrative Protection of Copyright Related to Internet on April 29, 2005. These measures, which became effective on May 30, 2005, apply to acts of automatically providing services such as uploading, storing, linking or searching works, audio or video products, or other contents through the internet based on the instructions of internet users who publish contents on the internet, or the Internet Content Providers, without editing, amending or selecting any stored or transmitted content. When imposing administrative penalties upon the act which infringes upon any users’ right of communication through information networks, the Measures for Imposing Copyright Administrative Penalties, promulgated in 2009, shall be applied.

Where a copyright holder finds that certain internet content infringes upon its copyright and sends a notice to the relevant internet information service operator, the relevant internet information service operator is required to (i) immediately take measures to remove the relevant contents, and (ii) retain all infringement notices for six months and to record the content, display time and IP addresses or the domain names related to the infringement for 60 days. If the content is removed by an internet information service operator according to the notice of a copyright holder, the content provider may deliver a counternotice to both the internet information service operator and the copyright holder, stating that the removed content does not infringe upon the copyright of other parties. After the delivery of such counternotice, the internet information service operator may immediately reinstate the removed contents and shall not bear administrative legal liability for such reinstatement.

An internet information service operator may be subject to cease-and-desist orders and other administrative penalties such as confiscation of illegal income and fines, if it is clearly aware of a copyright infringement through the internet or, although not aware of such infringement, it fails to take measures to remove relevant content upon receipt of the copyright owner’s notice of infringement and, as a result, damages public interests. Where there is no evidence to indicate that an internet information service operator is clearly aware of the existence of copyright infringement, or the internet information service operator has taken measures to remove relevant contents upon receipt of the copyright owner’s notice, the internet information service provider shall not bear the relevant administrative legal liabilities.

We have adopted measures to mitigate copyright infringement risks. But we could still face copyright infringement claims with respect to copyrighted content being streamed live, recorded or made accessible, or songs performed live, recorded or made accessible on Acorn Streaming. See “Risk Factors—Risks Related to Our Business and Our Industry—We have in the past been, and in the future may again be, subject to intellectual property rights infringement claims by third parties, which could be time-consuming and costly to defend or litigate, divert our attention and resources, or require us to enter into licensing agreements. These licenses may not be available on commercially reasonable terms, or at all.”

C.	Organizational Structure

As of March 15, 2019, we conducted our business operations across 11 subsidiaries and consolidated entities incorporated in China and 4 subsidiaries and consolidated entities incorporated in other jurisdictions. The chart below summarizes our corporate legal structure and identifies the subsidiaries and variable interest entities that are material to our business.

(1)	For risks related to our current corporate structure, see Item 3.D, “Key Information—Risk Factors—Risks Related to the Regulation of Our Business and Industry.”

(2)	Agreements that provide us with effective control over Shanghai Network, Ltd. and Beijing Acorn Trade Co., Ltd. include equity pledge agreements, irrevocable powers of attorney, a loan agreement, operation and management agreements, exclusive purchase agreements and spouse consent letters. We may modify our contractual arrangements from time to time to facilitate our operations. For previous changes in our contractual arrangements, please see Item 4.C, “Organizational Structure” for further information.

(3)	The economic benefits of Shanghai Network and Beijing Acorn Trade Co., Ltd. accrue to Acorn Information Technology (Shanghai) Co., Ltd.
(4)	The Zhuhai Sunrana Bio-Tech Co., Ltd. is currently under the liquidation process.
(5)	Agreements that provide us with effective control over Beijing HJX Technology Development Co., Ltd. include equity pledge agreement, irrevocable power of attorney, a loan agreement, operation and management agreement, exclusive purchase agreement and spouse consent letters. We may modify our contractual arrangement from time to time to facilitate our operations. Please see Item 4.C, “Organizational Structure” for further information.

(6)	The economic benefits of Beijing HJX Technology Development Co., Ltd. accrue to Acorn Trade (Shanghai) Co., Ltd.
(7)	The Beijing HJZX Software Technology Development Co., Ltd. is currently under deregistration process.

Our significant subsidiaries include the following entities:

•	China DRTV, Inc., a company incorporated with limited liability under the laws of the British Virgin Islands, which is our wholly-owned subsidiary and the holding company of the PRC subsidiaries relating to Acorn’s business conducted in the PRC.

•	MK AND T Communications Limited, a Hong Kong limited liability company, which is the direct wholly-owned subsidiary of China DRTV, Inc. and the direct holding company of certain PRC subsidiaries relating to Acorn Entertainment and Acorn Streaming business.

•	Shanghai Acorn Advertising Broadcasting Co., Ltd., a limited liability company incorporated under the laws of the PRC, which is an indirect subsidiary of China DRTV, Inc. and a wholly-foreign owned enterprise, and is engaged in Acorn Entertainment and Acorn Streaming business.

•	Wuxi Acorn Enterprise Management Consulting Co., Ltd., a limited liability company incorporated under the laws of the PRC, which is a direct subsidiary of China DRTV, Inc. and a wholly-foreign owned enterprise, and is engaged in operating the Company’s outbound marketing platform.

•	Zhuhai Acorn Electronic Technology Co., Ltd., a limited liability company incorporated under the laws of the PRC, which is a direct subsidiary of China DRTV, Inc. and a wholly-foreign owned enterprise, and is engaged in producing and selling of Youngleda products.

•	Acorn Trade (Shanghai) Co., Ltd., a limited liability company incorporated under the laws of the PRC, which is a direct subsidiary of China DRTV, Inc. and a wholly-foreign owned enterprise, and is engaged in operating the Babaka® business.

•	Shanghai Acorn Network Technology Development Co., Ltd. a limited liability company incorporated under the laws of the PRC, which is an VIE, operates the Acorn Fresh business.

•	Acorn International Electronic Technology (Shanghai) Co., Ltd. a limited liability company incorporated under the laws of the PRC, which is a direct subsidiary of China DRTV and a wholly-foreign owned enterprise.

•	Acorn Information Technology (Shanghai) Co., Ltd., a limited liability company incorporated under the laws of the PRC, which is a subsidiary of China DRTV and a wholly-foreign owned enterprise.

We commenced operations in 1998 through Beijing Acorn. In 2000, we established and commenced business operations of two other operating companies, Shanghai Acorn Network Co., Ltd., or Shanghai Network, and Shanghai Acorn Trade and Development Co., Ltd., or Shanghai Trade. Prior to January 1, 2005, our business was operated through Beijing Acorn, Shanghai Network and Shanghai Trade, including their subsidiaries. Each of these three operating companies, referred to as the “combined entities,” was under common management, was operated on an integrated basis and was beneficially owned by the same shareholders and, with limited exception, in the same shareholding percentages.

To enable us to raise equity capital from investors outside of China, we established a holding company structure by incorporating China DRTV in the British Virgin Islands on March 4, 2004. In 2004, China DRTV formed four PRC subsidiaries and two consolidated PRC affiliated entities. As part of a restructuring to implement an offshore holding company structure to comply with PRC laws imposing restrictions on foreign ownership in direct sales, wholesale distributor and advertising businesses, each of the combined entities, including their subsidiaries, transferred to China DRTV’s newly created consolidated subsidiaries and affiliated entities, by means of an asset transfer and liability assumption, substantially all their assets and liabilities at their net book values, except that (a) the assets and liabilities of one of the combined entities’ subsidiaries were transferred through the transfer to China DRTV of all of that subsidiary’s capital stock, and (b) after one of the three pre-restructuring operating companies, Beijing Acorn, transferred certain of its assets to two of China DRTV’s subsidiaries, its shareholders transferred their equity interests in Beijing Acorn to two PRC individuals, with Beijing Acorn becoming an additional China DRTV affiliated entity. Commencing on January 1, 2005 our business was conducted through China DRTV and its subsidiaries and affiliated entities. Other than Beijing Acorn and the other transferred subsidiary, each of the pre-restructuring companies previously engaged in the business was liquidated. We have determined that no change in basis in the assets transferred in connection with the restructuring is appropriate as the transfers constituted a transfer of net assets by entities under common control.

In connection with our initial public offering, we incorporated Acorn International, Inc. in the Cayman Islands on December 20, 2005 as our listing vehicle. Acorn International Inc. became our ultimate holding company when it issued shares to the existing shareholders of China DRTV on March 31, 2006 in exchange for all of the shares that these shareholders held in China DRTV.

In September 2007, we entered into a share purchase agreement to acquire MK AND T Communications Limited. The acquisition was completed in November 2008. In October 2007, we formed two Hong Kong subsidiaries wholly-owned by China DRTV, Bright Rainbow Investments Limited and E-money Investments Limited. On December 13, 2007, we formed Acorn Trade (Shanghai) Co., Ltd., a PRC subsidiary wholly-owned by China DRTV, through which we conduct our wholesale distribution business. Prior to this, our wholesale distribution business was conducted through our two affiliated entities, Shanghai Network and Beijing Acorn. In April 2008, we transferred 100% of the ownership interest in Shanghai HJX to Bright Rainbow Investments Limited. In September 2007, we acquired the legal ownership of Shanghai Acorn Advertising Broadcasting Co., Ltd, or Shanghai Advertising, which was previously one of our affiliated entities.

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

Beijing HJZX Software Technology Development Co., Ltd and Beijing Acorn Youngleda Technology Co. Ltd. are in process of being deregistered.

We executed a share sale and purchase agreement with Red Star on April 27, 2018, in exchange for cash payment of approximately RMB360 million ($57 million), subject to a post-closing working capital adjustment and have subsequently consummated the transaction contemplated thereunder. After the working capital adjustment, the total purchase price of Red Star was approximately RMB375 million ($59 million). Pursuant to the terms of the share sale and purchase agreement, Red Star acquired 100% of the shares in our wholly-owned Hong Kong subsidiary Bright Rainbow Investments Limited, which owns Shanghai HJX Digital Technology Co., Ltd, which owns various non-core assets, including the land use rights to a plot of land in the Qingpu district of Shanghai with a total area of 76,799 square meters, along with the warehouse on that land plot.

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

Except as disclosed in Item 3.D, “Key Information—Risk Factors—Risks Related to the Regulation of Our Business and Industry— If the PRC government takes the view that we did not obtain the necessary approval for our acquisition of Shanghai Advertising under Guideline Catalog of Foreign Investment Industries (2004 Revision), we could be subject to penalties,” we understand that (1) the ownership structures of our directly owned PRC subsidiaries comply with existing PRC laws and regulations and (2) the ownership structures of our three affiliated entities and our contractual arrangements with these affiliated entities and their shareholders are valid, binding and enforceable, and do not and will not result in a violation of existing PRC laws and regulations.

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

Contractual Arrangements with the Consolidated Affiliated Entities and Their Shareholders

Our relationships with our consolidated affiliated entities and their shareholders are governed by a series of contractual arrangements. Under PRC law, each of the consolidated affiliated entities is an independent legal person and none of them is exposed to liabilities incurred by any other consolidated affiliated entity. Other than pursuant to the contractual arrangements between Acorn Information Technology (Shanghai) Co., Ltd., and Beijing HJX Technology, between Acorn Trade (Shanghai) Co., Ltd., and Shanghai Acorn Network Technology Development Co., Ltd., and between Acorn Trade (Shanghai) Co., Ltd., and Beijing Acorn Trade Co., Ltd., respectively, our consolidated affiliated entities do not transfer any other funds generated from their operations to us. These contractual arrangements are as set forth below. Both Acorn Information Technology (Shanghai) Co., Ltd. and Acorn Trade (Shanghai) Co., Ltd. are our wholly owned subsidiaries.

Each of our contractual arrangements with our consolidated affiliated entities and their shareholders can only be amended with the approval of our audit committee or another independent body of our board of directors. See Item 7.B, “Major Shareholders and Related Party Transactions—Related Party Transactions” for further information on our contractual arrangements with these parties.

Agreements that Provide Effective Control and an Option to Acquire Shanghai Network and Beijing Acorn

These agreements provide us with effective control over Shanghai Network and Beijing Acorn, and their shareholders, Mr. Song and Ms. Zong. They include irrevocable powers of attorney, loan agreement, equity pledge agreements, operation and management agreements and spouse consent letters. Under the exclusive purchase agreements, we also have exclusive options to purchase the equity interests of the affiliated entities.

•	Irrevocable Power of Attorney. Under irrevocable powers of attorney, each of the two shareholders of Shanghai Network and Beijing Acorn, Kuan Song and Pan Zong, has granted to a designee of Acorn Information, Jacob A. Fisch, our Chief Executive Officer and President, the power to exercise all voting rights of such shareholder in the shareholders’ meetings, including but not limited to the power to determine the sale or transfer of all or part of such shareholder’s equity interest in, and appoint the directors of, Shanghai Network and Beijing Acorn. These irrevocable powers of attorney have terms of ten years and will automatically renew for another ten years unless terminated by the above-mentioned designees of Acorn Information in writing three months prior to their expiry.

•	Loan Agreement. Under the loan agreement among Acorn Information and the shareholders of these two affiliated entities, Kuan Song and Pan Zong, Acorn Information made a loan to Kuan Song and Pan Zong in an aggregate amount of RMB118.0 million. The loan is to be used primarily for capital investments by the shareholders in Shanghai Network and Beijing Acorn. The loan can only be repaid by the shareholders’ transfer of their interests in Shanghai Network and Beijing Acorn to Acorn Information or its designee when permissible under PRC law. The initial term of the loan is ten years and will automatically be renewed for another ten years absent a written termination notice from Acorn Information.

•	Operation and Management Agreements. Under the operation and management agreements among Acorn Information, the two shareholders and each of the affiliated entities, the parties have agreed that Acorn Information will provide guidance and instructions on daily operations and financial affairs of each of these two affiliated entities. The agreements also state that each of the directors, general managers and other senior management personnel of these affiliated entities will be appointed as nominated by Acorn Information. The designees of Acorn Information or its affiliates have the authority to exercise the voting rights on behalf of the two shareholders at the shareholder meetings of the two affiliated entities. Acorn Information has agreed to provide security for contracts, agreements or other transactions entered into by these two affiliated entities with third parties, provided that these affiliated entities shall provide counter-security for Acorn Information using their accounts receivable or assets. In addition, each of these affiliated entities agreed not to enter into any transaction that could materially affect its respective assets, obligations, rights or operations without prior written consent from Acorn Information. The terms of these agreements are ten years and will automatically renew for another ten years absent a written termination notice by Acorn Information.

•	Equity Pledge Agreements. Under the equity pledge agreements among Acorn Information and the two shareholders of the affiliated entities, each of Kuan Song and Pan Zong has pledged all of his or her equity interests in Shanghai Network and Beijing Acorn to Acorn Information to guarantee the performance of the two affiliated entities under the operation and management agreements and the exclusive technical services agreements as described below, as well as their personal obligations under the loan agreements. Each of the shareholders also agrees not to transfer, assign or, pledge his or her interests in any of these affiliated entities without the prior written consent of Acorn Information. If any of these affiliated entities or either of the two shareholders breaches its respective contractual obligations thereunder, Acorn Information, as pledgee, will be entitled to certain rights, including but not limited to the right to sell the pledged equity interests. The terms of these agreements are ten years and will automatically renew for another ten years absent written termination notice by Acorn Information three months prior to their expiry.

•	Exclusive Purchase Agreements. Pursuant to the exclusive purchase agreements among Acorn Information and each of Shanghai Network and Beijing Acorn and their shareholders, Kuan Song and Pan Zong, each of the two shareholders has irrevocably granted Acorn Information or its designee an exclusive option to purchase at any time if and when permitted under PRC law, all or any portion of their equity interests in Shanghai Network and Beijing Acorn for a price that is the minimum amount permitted by PRC law. The terms of these agreements are ten years and will automatically renew for another ten years absent a written termination notice by Acorn Information three months prior to their expiry.

•	Spouse Consent Letter. Pursuant to the spouse consent letters, the spouse of Kuan Song, the shareholder of these two affiliated entities acknowledges that she is aware of, and consents to, the execution by her spouse of irrevocable powers of attorney, equity pledge agreements and the exclusive purchase agreements described above. With respect to establishment, grant and performance of the above irrevocable powers of attorney, equity pledge and the exclusive purchase, each spouse further agrees that, whether at present or in the future, she will not take any actions or raise any claims or objection.

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

•	Irrevocable Power of Attorney. Under irrevocable power of attorney, each of the two shareholders of Beijing HJX Technology, Mr. Kuan Song and Ms. Pan Zong, has granted to a designee of Acorn Trade (Shanghai) Co., Ltd, Jacob A. Fisch, our Chief Executive Officer and President, the power to exercise all voting rights of such shareholder in the shareholders’ meetings, including but not limited to the power to determine the sale or transfer of all or part of such shareholder’s equity interest in, and appoint the directors of, Beijing HJX Technology. The irrevocable power of attorney has terms of ten years and will automatically renew for another ten years unless terminated by the above-mentioned designees of Acorn Trade (Shanghai) Co., Ltd in writing three months prior to their expiry.

•	Loan Agreement. Under the loan agreement among Acorn Trade (Shanghai) Co., Ltd and the shareholders of this affiliated entity, Mr. Kuan Song and Ms. Pan Zong, Acorn Trade (Shanghai) Co., Ltd made a loan to Mr. Kuan Song and Ms. Pan Zong in an aggregate amount of RMB10.0 million. The loan is to be used primarily for capital investments by the shareholders in Beijing HJX Technology. The loan can only be repaid by the shareholders’ transfer of their interests in Beijing HJX Technology to Acorn Trade (Shanghai) Co., Ltd or its designee when permissible under PRC law. The initial term of the loan is ten years and will automatically be renewed for another ten years absent a written termination notice from Acorn Trade (Shanghai) Co., Ltd.

•	Operation and Management Agreement. Under the operation and management agreement among Acorn Trade (Shanghai) Co., Ltd, the two shareholders and Beijing HJX Technology, the parties have agreed that Acorn Trade (Shanghai) Co., Ltd will provide guidance and instructions on daily operations and financial affairs of each of the affiliated entity. The agreements also state that each of the directors, general managers and other senior management personnel of the affiliated entity will be appointed as nominated by Acorn Trade (Shanghai) Co., Ltd. The designees of Acorn Trade (Shanghai) Co., Ltd or its affiliate has the authority to exercise the voting rights on behalf of the two shareholders at the shareholder meetings of the affiliated entity. Acorn Trade (Shanghai) Co., Ltd has agreed to provide security for contracts, agreements or other transactions entered into by the affiliated entity with third parties, provided that the affiliated entity shall provide counter-security for Acorn Trade (Shanghai) Co., Ltd using their accounts receivable or assets. In addition, each of the affiliated entity agreed not to enter into any transaction that could materially affect its respective assets, obligations, rights or operations without prior written consent from Acorn Trade (Shanghai) Co., Ltd. The term of the agreement is ten years and will automatically renew for another ten years absent a written termination notice by Acorn Trade (Shanghai) Co., Ltd.

•	Equity Pledge Agreement. Under the equity pledge agreement among Acorn Trade (Shanghai) Co., Ltd and the two shareholders of the affiliated entity, each of Mr. Kuan Song and Ms. Pan Zong has pledged all of his equity interests in Beijing HJX Technology to Acorn Trade (Shanghai) Co., Ltd to guarantee the performance of the affiliated entity under the operation and management agreement and the exclusive technical services agreement as described below, as well as their personal obligations under the loan agreement. Each of the shareholders also agrees not to transfer, assign or, pledge his interests in any of the affiliated entity without the prior written consent of Acorn Trade (Shanghai) Co., Ltd. If the affiliated entity or either of the two shareholders breaches its respective contractual obligations thereunder, Acorn Trade (Shanghai) Co., Ltd, as pledgee, will be entitled to certain rights, including but not limited to the right to sell the pledged equity interests. The term of the agreement is ten years and will automatically renew for another ten years absent written termination notice by Acorn Trade (Shanghai) Co., Ltd three months prior to its expiry.

•	Exclusive Purchase Agreement. Pursuant to the exclusive purchase agreement among Acorn Trade (Shanghai) Co., Ltd and Beijing HJX Technology and its shareholders, Mr. Kuan Song and Ms. Pan Zong, each of the two shareholders has irrevocably granted Acorn Trade (Shanghai) Co., Ltd or its designee an exclusive option to purchase at any time if and when permitted under PRC law, all or any portion of their equity interests in Beijing HJX Technology for a price that is the minimum amount permitted by PRC law. The term of the agreement is ten years and will automatically renew for another ten years absent a written termination notice by Acorn Trade (Shanghai) Co., Ltd three months prior to its expiry.

•	Spouse Consent Letter. Pursuant to the spouse consent letter, the spouse of the shareholder, of the affiliated entity, Mr. Kuan Song, acknowledges that she is aware of, and consents to, the execution by her spouse of irrevocable power of attorney, equity pledge agreement and the exclusive purchase agreement described above. With respect to establishment, grant and performance of the above irrevocable power of attorney, equity pledge and the exclusive purchase, each spouse further agrees that, whether at present or in the future, she will not take any actions or raise any claims or objection.

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

We are headquartered in Shanghai, where we lease our principal office with an aggregate floor area of approximately 1159 square meters. We used to own a principal office with an aggregate floor area of approximately 1,972 square meters, but on December 10, 2018, we executed an agreement to sell such office to a third party for RMB 46 million. As of April 30, 2019, we have received the full amount of RMB46 million for the sale. The ownership transfer was completed on March 28, 2019.

We own warehousing facilities in Shanghai with an aggregate floor space of approximately 2,000 square meters. Since January 2016, the warehousing facilities located in Shanghai started to use the Zhai-ji-song as its outsourced logistic service provider to provide, among others, warehousing and delivery service.

We lease manufacturing facilities in Zhuhai with an aggregate floor space of approximately 2,000 square meters, which are used for the production of our Youngleda oxygen generating device product line.

In the first quarter of 2009, we obtained a fifty-year land use right to a plot of land in the Qingpu district of Shanghai with a total floor area of 76,799 square meters for the aggregate consideration of RMB 51.2 million. In 2012, we completed the construction of a warehouse and a factory on this plot of land. We leased the spare warehouse to a third party during February 2017 to June 2020 for an aggregate rental payment of RMB 11.4 million and RMB 98.9 million in 2017 and 2018 respectively. We executed an agreement with a third party on April 27, 2018 to sell, among other things, the aforesaid land use right to the plot of land in the Qingpu district of Shanghai and the warehouse thereon, for an aggregate cash payment of approximately RMB360 million (US$57 million), subject to a post-closing working capital adjustment. We have subsequently consummated the aforesaid transaction and after the working capital adjustment, the total purchase price was approximately RMB375 million (US$59 million).

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

Overview

Acorn International is a leading marketing and branding company in China, leveraging a twenty-year direct marketing history to monetize brand IP, content creation and distribution, and product sales, through digital media in China. Previously the leading TV infomercial company in China, we have refocused our direct marketing know-how on digital media in China. Acorn today has three divisions to support its growth: 1) Product Division, 2) Content Division, and 3) Influencer Management Division.

In the Product Division, Acorn sells products primarily through e-commerce channels in China, as well as through offline distribution and outbound marketing. In the Content Division, Acorn monetizes content. Specifically, in the Content Division, Acorn has refocused its direct marketing know-how on to digital media in China, launching Acorn Streaming, which is primarily focused on live streaming and pre-recorded video content creation and distribution. In the Influencer Management Division, Acorn brings, through the creation of digital social content, leading U.S. celebrity talent and brands to China, representing their in-country digital presence.

What we call our “direct sales” business platforms involve marketing and selling products directly to consumers in China through our Internet/e-commerce sales platform, and to a lesser extent, through our outbound marketing platform. Our outbound marketing platform includes our call center operations to directly market consumer products to individual customers in China. Our Internet/e-commerce sales platform includes our official website and Wechat store as well as the platforms of China’s leading e-commerce companies. We expect our Internet/e-commerce sales to continue in importance to our business in the future.

Our distribution sales business includes offline distribution and e-commerce distribution. Our e-commerce distribution business includes distribution through major e-commerce platforms that act as distributors, such as JD.com. Our offline distribution business comprises distribution of the Youngleda oxygen generating devices through our offline distribution network, which covers most provinces in China through 21 distributors and allows us to reach over 600 retail outlets across China.

In 2018, we launched Acorn Streaming, our Content Division, which is focused on developing live and pre-recorded “pay-to-view” content as well as content to drive e-commerce sales that is distributed through online streaming platforms. We also introduced our Influencer Management Division, Acorn Entertainment, a social media business that helps western sports and entertainment talent and a diverse range of brands develop a deep and meaningful impact in the Chinese market, and newly launched Acorn KOL, or AKOL, which focuses on Chinese domestic influencers. Through Acorn Entertainment, we provide a wide range of localized personal digital brand services, including social media and digital services for western talent and brands that seek to maximize their value in China.

Sales of Acorn Fresh, an e-commerce business within Acorn that sells high-quality frozen seafood directly to Chinese consumers which was also launched in 2018, have been increasing recently, driven by, among other things, live streaming content supported by Acorn Streaming and Acorn Entertainment. Acorn is also hopeful that its recently signed cooperation agreement with influential media company Shanghai Media Group will allow for additional opportunities for its celebrity clientele and streaming content to reach Chinese audiences. Acorn expects this focus on new media in China, along with further expansion on additional e-commerce B2C platforms, to continue to drive e-commerce sales in the future. Our management continually evaluates new platforms with positive ROI conversion, including China’s major e-commerce platforms as well as other niche digital platforms.

To date, we have developed our own branded products, such as Babaka® posture-correction products, our Youngleda oxygen generating devices, along with our most recent addition, Acorn Fresh premium food products, and have entered into or are in the process of negotiating various arrangements with select third parties to better identify and offer potentially promising new products. Some of these potential counterparties are affiliated with our chairman, Robert Roche. see Item 7.B, “Related Party Transactions.”

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

Over the last three years, our total net revenues from continuing operations increased from $16.5 million in 2016 to $20.3 million in 2017, and further increased to $28.4 million in 2018, with operating losses from continuing operations totaled $2.4 million in 2016 and $4.2 million in 2017. We realized an operating profit from continuing operations of $2.9 million in 2018, primarily due to increases in net revenue from an increase in e-commerce sales of Babaka® branded products as well as other products combined with lower general and administrative expenses and an increase in other income from loan interest income and net revenue from Acorn Entertainment, which were partially offset by an increase in selling and marketing expenses to support e-commerce.

As a result of the disposal of non-core assets and, more recently, achieving operating profitability, our net income increased from $3.4 million in 2016 to $12.4 million in 2017, and further increased to $31.1 million in 2018. These improving results reflect success in our management’s implementation of its priorities since May 2015: restructuring our business in light of the evolution of our business model (including the exit from TV direct sales and our increased focus on the e-commerce channel) and the competitive landscape in China, with a view to increasing existing, and identifying new revenue streams such as from live streaming and pre-recorded video content creation and distribution and from bringing, through the creation of digital social content, leading U.S. celebrity talent and brands to China, representing their in-country digital presence; reducing our operating expenses and cash outflow; and liquidating non-core assets and investments to generate cash.

Our ongoing restructuring and cost saving activities include:

•	significant headcount reductions—we have reduced our total headcount from 254 at December 31, 2016 to 142 at December 31, 2018 (with this headcount reduction including a number of senior level individuals and a large number of employees who worked for the HJX Business);

•	rationalizing our distribution channel, with the number of outlets in our distribution network reduced from approximately 2,600 at December 31, 2016 to approximately 600 at December 31, 2018;

•	downsizing and consolidating our call center operations to a single facility located in Wuxi, China; and

•	reducing the number of our central warehousing hubs from four to a single facility in Shanghai.

As part of our continued efforts to generate additional cash flow and liquidate non-core assets:

•

Beginning in January 2016, we started to sell shares of E-Money Holding Co., Ltd., or E-Money (formerly known as Shanghai Yimeng Software Technology Co., Ltd.), or E-Money Shares, on China National Equities Exchange and Quotations, or the NEEQ. In 2016, we sold approximately 8.0 million E-Money Shares, representing a decrease in ownership in E-Money from 12.9% to 8.5% and generating total sale proceeds of RMB126.0 million, or $18.9 million. In 2017, we sold approximately 4.6 million E-Money Shares, representing a further decrease in ownership in E-Money from 8.5% to 7.4% and generating total sale proceeds of RMB64.3 million, or $9.3 million. In 2018, we sold 1,000 E-Money Shares, representing a negligible further decrease in ownership in E-Money and generating immaterial total sale proceeds; we may sell additional E-Money Shares as our management deems appropriate; and

•

We executed a share sale and purchase agreement with Red Star on April 27, 2018, in exchange for cash payment of approximately RMB360 million (US$57 million), subject to a post-closing working capital adjustment and have subsequently consummated the transaction contemplated thereunder. After the working capital adjustment, the total purchase price of Red Star was approximately RMB375 million (US$59 million). Pursuant to the terms of the share sale and purchase agreement, Red Star acquired 100% of the shares in our wholly-owned Hong Kong subsidiary Bright Rainbow Investments Limited, which owns Shanghai HJX Digital Technology Co., Ltd, which owns various non-core assets, including the land use rights to a plot of land in the Qingpu district of Shanghai with a total area of 76,799 square meters, along with the warehouse on that land plot.

•	On December 10, 2018, we executed an agreement to sell Acorn’s former principal office in Shanghai to a third party for RMB46 million. As of April 30, 2019, we have received the full amount of RMB46 million for the sale. The ownership transfer was completed on March 28, 2019.

In 2019, we seek to continue to increase revenue by growing sales of our proprietary-branded products as well as third-party branded products through direct sales channels including internet sales and outbound marketing, and both e-commerce and offline distribution sales channels, and generating additional revenue from live streaming and pre-recorded video content creation and distribution and from bringing, through the creation of digital social content, leading U.S. celebrity talent and brands to China, representing their in-country digital presence. Management will remain focused on maintaining healthy margins, managing expenses and generating additional cash flow.

More specifically, in the year ahead, Acorn seeks to build on its achievements in 2018 by focusing on growing e-commerce sales via streaming content in an effort to capitalize on this large and growing market in China, as well as to drive further revenue from Acorn Entertainment and Acorn Streaming.

Factors Affecting Our Results of Operations

Company-specific factors that may affect our future financial condition and results of operations include, among other things, the following:

•	the impact of regulations on our business:

Our results of operations are affected by PRC regulations and industry policies related to our business operations, licenses and permits and corporate structure. For example, the product quality and consumer protection laws require us to ensure the quality of the goods we sell and give customers the right to return goods within seven days of receipt with no questions asked; regulations on foreign ownership and on transfer of funds into and out of China affect our corporate structure and financing; and regulations on business licenses affect our legal and compliance functions.

•	General risks associated with retail and e-commerce industry in China:

Our results of operations and financial condition are affected by the general factors driving China’s retail industry, including levels of per capita disposable income and consumer spending in China. In addition, they are also affected by factors driving online retail in China, such as the growing number of online shoppers, the adoption of online sales strategies by manufacturers and service providers, the availability of improved delivery services and the increasing variety of payment options. Our results of operations are also affected by general economic conditions in China. In particular, we have experienced and expect to continue to experience upward pressure on our operating expenses.

•	the mix of product lines selected by us for marketing through our various sales platforms:

Although we maintain and offer a diverse product portfolio, we generally focus on marketing and selling a limited number of featured product lines at any one time through our direct sales platforms and our e-commerce and offline distribution sales channels. Consequently, we have been, and expect to continue to be, dependent on a limited number of featured product lines to generate a large percentage of our gross revenues. For example, sales of our Babaka® products, our top selling product line in 2018, generated approximately $23.5 million in revenue, representing approximately 81.7% of our total gross revenues in 2018, which is up from $15.7 million in revenue representing 76.3% of our gross revenues in 2017. Currently, our featured product lines mainly include health products, collectible products, and mobile phone products. We currently expect to feature our new models of Babaka® products on our sales platforms in 2019.

•	the mix of our direct sales and distribution sales:

We sell our products through (i) our direct sales platforms, which consist primarily of our Internet sales platform, and to a lesser extent, our outbound marketing platform (ii) our e-commerce and offline distribution sales channels. In the past, the mix of our total net revenues had shifted proportionately to more distribution sales. However with our increasing recent focus on e-commerce sales, particularly of our Babaka® products, our direct sales platforms represented a significant percentage of our total net revenues in 2016, 2017 and 2018. In 2016, 2017, and 2018, our direct sales accounted for 81.1%, 93.4% and 83.1%, respectively, of our total net revenues compared to 18.9%, 6.6% and 16.9%, respectively, for distribution sales.

•	new products introduced by us and our ability to identify new products:

Our ability to maintain or grow our revenue depends on our ability to successfully identify, develop, introduce and distribute in a timely and cost-effective manner new and upgraded product offerings. We employ a systematic identification and development process. After a potential featured product has been identified and tested, we evaluate a number of key benchmarks, particularly estimated profitability relative to our media expenses, in determining whether to conduct full-scale sales and marketing. We also seek to diversify our product offerings by adding products that offer recurring revenue opportunities. As an example, sales of our Acorn Fresh product category, which sells premium imported food items to Chinese consumers, have been steadily increasing since its introduction in mid-2018. Acorn Fresh currently has approximately 12,000 paying customers. New product category Acorn Fresh achieved monthly net revenue in December 2018 that was more than double of the monthly net revenue in October 2018, with an increasing number of repeat purchases. Acorn Fresh’s business model is oriented around providing premium products and superior customer experience in order to drive customer loyalty and repeat purchases, which offers higher margin opportunities and, we believe, significant growth prospects. Acorn Fresh’s flagship stores are available on China’s largest e-commerce platforms including TMall and JD.com, among other niche platforms. Traffic is driven primarily through streaming content and events produced by Acorn’s content division, Acorn Streaming, and supported by Acorn’s influencer management division, Acorn Entertainment.

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

	For the years ended December 31,
	2016		2017		2018
Revenues	Amount	% of total revenue, net	Amount	% of total revenue, net	Amount	% of total revenue, net
	(in U.S. dollars, except percentage)
Revenues:
Direct sales, net	$13,361,915	81.1%	$18,942,436	93.4%	$23,644,697	83.1%
Distribution sales, net	3,116,540	18.9%	$1,347,851	6.6%	$4,800,328	16.9%
Total revenues, net	16,478,455	100%	$20,290,287	100%	$28,445,025	100%

Our net revenues consist of direct sales net revenues and distribution sales net revenues. The increase in direct sales net revenues as a percentage of our net revenues from 2016 to 2017 primarily resulted from increased sales of Babaka® products, which were sold through various e-commerce platforms. The decrease in distribution sales net revenues as a percentage of our net revenues from 2016 to 2017 primarily resulted from the decreased sales of Youngleda products. The decrease in direct sales net revenues as a percentage of our net revenues from 2017 to 2018 and the increase in distribution sales net revenues as a percentage of our net revenues from 2017 to 2018 primarily resulted from increased utilization of e-commerce distributors.

Direct sales net revenues represent product sales through our direct sales platforms, consisting primarily of e-commerce sales, and to a lesser extent, outbound marketing.

Distribution net revenues represent product sales to both e-commerce distributors and offline distributors. We sell products to our distributors at a discount to the retail price for the same product.

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

Advertising Expenses

Advertising expenses historically consisted primarily of the expenses of purchasing our advertising media, such as TV advertising time, Internet, print and radio advertising. Historically, we used our purchased TV advertising time to broadcast our TV direct sales programs and our product-oriented promotional advertising. In 2016, our advertising expense of $24,000 primarily consisted of advertising for Babaka® posture correction products. In both 2017 and 2018, our advertising expense was also 0.

Other Selling and Marketing Expenses

Other selling and marketing expenses consist primarily of costs related to the marketing and promotional expenses of our e-commerce business, including the third-party service fees as well as other platforms’ service and promotion fees; product delivery and handling; and salary and benefits for our call center sales and marketing personnel. We accept online payments through various third-party online payment platforms such as JD Pay, Alipay, credit card payment, etc., which payments are subject to interchange and other fees in some cases. We rely significantly on delivery companies, such as Cainiao, JD Delivery, Zhai-ji-song, SF Express, and EMS, to deliver our products. We are generally responsible for the delivery and handling fees regardless of whether a delivery is successful. Our average monthly marketing and promotional expenses for Babaka® posture correction products is around RMB 2.3 million.

General and Administrative Expenses

General and administrative expenses consist primarily of compensation and benefits for general management, finance and administrative personnel costs, depreciation and amortization with respect to equipment used for general corporate purposes, professional fees, research and development expenditures and other expenses for general corporate purposes.

Other Operating Income, Net

Other operating income, net consists primarily of proceeds from disposal of certain non-core real property assets, rental income, and commission income from our insurance business and government subsidies. We regularly receive government subsidies from local government agencies for certain taxes paid by us, including value-added, business and income taxes, as well as part of the incentives provided by local governments for our investment in the local district. In 2016, we recorded proceeds from disposal of certain of our properties in Shanghai and Beijing for a total consideration of $10.6 million. A lease of our warehouse of 17,721 square meters located in Shanghai Qingpu District has generated $1.0 million, $1.0 million and $0.9 million in 2016, 2017 and 2018 respectively. The lease was discontinued during 2018 after the sale of the land use rights to the plot of land in Shanghai Qingpu District along with the warehouse. The commission income from our insurance business was $0.5 million, $0.43 million and $0.25 million in 2016, 2017 and 2018, respectively.

Taxation

We are incorporated in the Cayman Islands and are not subject to tax in this jurisdiction. Our subsidiaries China DRTV, Smooth Profit, and Acorn Media Group Limited are incorporated in the British Virgin Islands and are not subject to tax in this jurisdiction. Our subsidiary MK AND T Communications Limited is incorporated in Hong Kong and is subject to statutory income tax on their Hong Kong sourced income (of which there is none). Our other subsidiaries and affiliated companies are PRC companies. In addition to enterprise income tax, in 2018, our PRC subsidiaries and affiliated companies are subject to a 17% prior to May 1, 2018 and 16% from May 1, 2018 for sales value added tax, or VAT, on sales in accordance with relevant PRC tax laws. VAT taxes payable are accounted for through the balance sheet and do not have an income statement effect. The statutory income tax rate applicable to PRC companies is 25% for calendar years starting on or after January 1, 2008.

We have adopted the provisions of ASC740-10, “Income Taxes—Overall” (previously FASB Interpretation No. 48, “Accounting For Uncertainty in Income Taxes—an Interpretation of SFAS No. 109”). Based on our analyses under ASC740-10, we have made our assessment of the level of uncertainty for each tax position (including the potential application of interest and penalties) based on the technical merits of the position, and have measured the unrecognized benefits associated with the tax positions accordingly. As of December 31, 2016, 2017 and 2018, we had unrecognized tax benefits of approximately $2.0 million, $2.2 million and $1.2 million respectively.

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

Revenue Recognition

On January 1, 2018, the Company adopted ASU 2014-09 on revenue from contracts with customers using the modified retrospective method. The adoption did not have a material impact on the Company’s consolidated financial statements. The Company recognizes revenue on product sales in the period in which the Company satisfies its performance obligation and control of the product is transferred to the customer.

Direct sales

What the Company refers to as “direct sales” revenues consist primarily of product sales through our outbound marketing platforms and Internet sales platforms. The Company’s sales arrangements with customers are predominately short term in nature and generally provide for transfer of control at the time when the products are delivered to and accepted by the customers (e.g. “F.O.B. Destination”) as this is the point at which title and risk of loss of the product transfers to the customer. At the end of each period, the Company adjusts revenues and cost of sales for the unsuccessful product deliveries, data of which was provided by the delivery companies the Company relies on. The amount of revenue recorded reflects the consideration to which the Company expects to be entitled in exchange for goods.

Distribution sales

The Company’s distribution sales consist of product sales to distributors across the country. The Company’s sales arrangements with distributors are predominately short term in nature and generally provide for transfer of control at the time when the products are delivered to and accepted by the distributors (e.g. “F.O.B. Destination”) as this is the point at which title and risk of loss of the product transfers to the distributors. The amount of revenue recorded reflects the consideration to which the Company expects to be entitled in exchange for goods and may include adjustments for customer allowance and rebates. The distributor agreements do not provide discounts, chargebacks, price protection or stock rotation rights.

Revenue and billing

The Company generally accepts orders from customers through receipt of orders from e-commerce platforms, purchase orders and purchasing contracts. The pricing and selling terms are based on market factors, costs, and competition. The customer through e-commerce platforms are billed at the time they put the order, while the distributors are billed when the Company’s products are delivered to and accepted by them in accordance with the terms of the sales agreement. As the Company’s standard payment terms are less than one year, the Company has elected the practical expedient under ASC 606-10-32-18 to not assess whether a contract has a significant financing component. The Company also elected the practical expedient provided in ASC 606-10-25-18B to treat all product shipping and handling activities as fulfillment activities, and therefore recognize the gross revenue associated with the contract, inclusive of any shipping and handling revenue. This approach is similar to the Company’s prior practice and therefore the effect of the new guidance is immaterial.

Inventory returns

Generally, the customers may return products to the Company within thirty days after delivery if there is a quality defect or if a product fails to meet its specifications, subject to shorter periods provided in policies of the platforms on which the goods are sold. The Company’s warranties generally provide for repair of product defects within one year following the purchase date at the Company’s cost. To the extent that the manufacturer of the defective product is a third party, the manufacturer is contractually obligated to either repair the defective product or reimburse the Company for any related expenses. The distributors are allowed to return any defective products they receive from the Company. The Company establishes an estimated allowance for these returns based on past experience. Sales revenue and cost of sales are presented net of anticipate estimated returns.

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

We initially accounted for our investment in E-Money under the cost method.  We helped form E-Money in 2005, with our initial ownership stake being 51%. By December 31, 2014, our ownership stake was diluted to 12.9% reflecting prior third-party capital contributions and sales by us of E-Money Shares.  Because we exerted no significant influence in E-Money, we recorded our E-Money investment at a cost of $7 million at December 31, 2013 and 2014.

In July 2015, E-Money became publicly traded on the NEEQ. After the listing, quoted market prices became available and we reclassified our E-Money investment as available-for-sale securities.  As a result, (i) at December 31, 2015, 2016, 2017 and 2018, our E-Money investment was recorded at a fair value of $181.2 million, $74.7 million, $44.5 million and $38.9 million, respectively, and (ii) in 2015, 2016, 2017, and 2018, we recognized unrealized gains (losses) of $178.5 million, $(72.7) million, $(42.0) and $(4.7) million, respectively (before deducting potential taxes of $44.6 million, $18.2 million, $10.5 million and $1.2 million, respectively), which we recorded in other comprehensive income.  See notes 7 and 8 in our audited financial statements included elsewhere in this annual report. Further, our investment in E-Money and E-Money’s subsequent trading on the NEEQ may cause us to be deemed to be an “investment company” under the Investment Company Act of 1940. See Item 3D, “Key Information — Risk Factors—If we are deemed an “investment company” under the U.S. Investment Company Act of 1940 (as amended, the “Investment Company Act”), it would adversely affect the price of our ADSs and ordinary shares and could have a material adverse effect on our business.”

Beginning in January 2016, we started to sell E-Money Shares on the NEEQ. In 2016, we sold approximately 8.0 million E-Money Shares, representing a decrease in ownership in E-Money from 12.9% in 2015 to 8.5% and generating total sale proceeds of RMB126.0 million, or $18.9 million. In 2017, we sold approximately 4.6 million E-Money Shares, representing a further decrease in ownership in E-Money to 7.4% and generating total sale proceeds of RMB 65 million, or $9.3 million. In 2018, we sold 1,000 E-Money Shares, representing a negligible further decrease in ownership in E-Money and generating insignificant sale proceeds. As of December 31, 2018, we held 32.7 million shares of E-Money, which represented 7.4% of the equity interest in E-Money. E-Money is still a publicly traded company on NEEQ.

Our management will consider additional sales of E-Money Shares as it deems appropriate. We may be unable to sell our E-Money Shares at prices equal to the then-quoted price and or in desired amounts and sales by us or others could adversely impact the price of E-Money Shares. See Item 3D., “Key Information — Risk Factors— Changes in the quoted prices for E-Money on the China National Equities Exchange and Quotations (“NEEQ”) will cause the carrying value of our E-Money Shares to vary impacting our comprehensive net income; and our ability to sell our E-Money Shares at desired prices or in desired volumes will be impacted by related developments in the NEEQ market and the market for E-Money Shares.” Moreover we cannot assure you that E-Money will remain traded on the NEEQ or otherwise.

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

Our financial instruments consist of cash and cash equivalents, restricted cash, accounts receivable, notes receivable, convertible loan receivable, loan to related party, available-for-sale securities, and accounts payable. For cash and cash equivalents, restricted cash, accounts receivable, notes receivable and accounts payable, the carrying amounts of these financial instruments as of December 31, 2016, 2017 and 2018 were considered representative of their fair values due to their short-term nature. The marketable securities are carried at fair values. The carrying values of convertible loan receivable and loan to related party approximate their fair values as the impacts to discount the convertible loan receivable and loan to related party with a market based interest rate are insignificant.

The following table sets forth our condensed consolidated statements of operations by amount and as a percentage of our total net revenues for 2016, 2017 and 2018:

	For the years ended December 31,
	2016		2017		2018
	Amount ($)	% of total revenues, net	Amount ($)	% of total revenues, net	Amount ($)	% of total revenues, net
	(in thousands, except for percentages)
Condensed Consolidated Statements of Operations Data
Revenues:
Direct sales, net	13,362	81.1%	18,942	93.4%	23,645	83.1%
Distribution sales, net	3,117	18.9%	1,348	6.6%	4,800	16.9%
Total revenues, net	16,478	100.0%	20,290	100%	28,445	100%
Cost of revenues:
Direct sales	2,353	45.0%	5,244	86.4%	6,649	81.0%
Distribution sales	2,878	55.0%	827	13.6%	1,560	19.0%
Total cost of revenues	5,230	100%	6,072	100%	8,209	100%
Gross profit	11,248	68.3%	14,218	70.1%	20,236	71.1%
Operating (expenses) income
Advertising expenses	(24)	-0.1%	-	-	-	-
Other selling and marketing expenses	(7,038)	-42.7%	(10,115)	-49.9%	(11,913)	-41.9%
General and administrative expenses	(14,153)	-85.9%	(9,759)	-48.1%	(7,552)	-26.5%
Other operating income, net	7,607	46.2%	1,473	7.3%	2,136	7.5%
Total operating expenses	(13,607)	-82.6%	(18,401)	-90.7%	(17,329)	-60.9%
(Loss) Income from continuing operations	(2,359)	-14.3%	(4,183)	-20.6%	2,907	10.2%
Other income (expense), net	18,138	110.1%	12,172	60.0%	32,965	115.9%
Income tax (expenses) benefit	(4,593)	-27.9%	7,865	38.8%	(3,187)	-11.2%
Income from continuing operations before equity in losses of affiliates	11,186	67.9%	15,854	78.1%	32,685	114.9%
Loss from discontinued operations before equity in losses of affiliates	(6,909)	-41.9%	(3,475)	-17.1%	(1,237)	-4.3%
Equity in losses of affiliates	(868)	-5.3%	-	-	(325)	-1.1%
Net income	3,409	20.7%	12,380	61.0%	31,123	109.4%
Net loss attributable to non- controlling interest	(30)	-0.2%	(4)	-0.02%	(4)	-0.02%
Net income attributable to Acorn International, Inc.	3,438	20.9%	12,384	61.0%	31,127	109.4%

The table below summarizes our gross revenues for 2016, 2017 and 2018, broken down by major product categories:

	2016		2017		2018
	$‘000%		$‘000%		$‘000%

Health products	11,777	71.2	17,032	82.9	24,854	86.3
Collectible products	1,574	9.5	1,534	7.5	1,739	6.0
Mobile phones products	1,723	10.4	1,117	5.4	779	2.7
Other products	698	4.3	585	2.8	769	2.7
Seafood products	-	-	-	-	433	1.5
Kitchen and household	398	2.4	223	1.1	135	0.5
Cosmetics products	103	0.6	14	0.1	65	0.2
Fitness products	217	1.3	25	0.1	34	0.1
Consumer electronics products	41	0.3	-	-	2	0.0
Auto products	1	-	10	0.1	-	-
Total gross revenues	16,532	100.0	20,540	100.0	28,811	100.0
Less: sales taxes	(53)		(250)		(366)
Total revenues, net	16,478		20,290		28,445

Comparison of Years Ended December 31, 2016, December 31, 2017 and December 31, 2018

Revenues

Our total net revenues, which include direct sales net revenues and distribution sales net revenues, increased by 23.1% from $16.5 million in 2016 to $20.3 million in 2017, and increased by 40.2% from $20.3 million in 2017 to $28.4 million in 2018. The increase in our net revenues in 2018 compared to 2017 was primarily due to the increased sales revenue of Babaka® posture correction products via e-commerce channels, a continued area of focus for us in 2018. The increase in our net revenues in 2017 compared to 2016 was primarily due to the increased sales revenue of Babaka® posture correction products via e-commerce channels, on which we placed strong emphasis in 2017.

In 2016, 2017 and 2018, approximately 81.1%, 93.4% and 83.1% of our total net revenues, respectively, were generated through our direct sales platforms while approximately 18.9%, 6.6% and 16.9% of our total net revenues were generated from our e-commerce and offline distribution sales channels, respectively.

The following table sets forth our three best-selling product lines for our direct sales platforms by net revenues and as a percentage of applicable total direct sales gross revenues for the periods indicated, together with reconciliation to direct sales net revenues:

		2016			2017			2018
Product	Brand	Revenues	Percentage	Rank	Revenues	Percentage	Rank	Revenues	Percentage	Rank
		(in thousands, except percentages and ranks)
Direct Sales:
Health products	Babaka®	$9,150	68.3%	1	$15,626	81.7%	1	$19,952	83.5%	1
Collectibles products		$1,306	9.7%	3	$1,508	7.9%	2	$1,739	7.3%	2
Mobile phones products	COMIO I2,VK7 PLUS, Skyworth P818	$1,721	12.8%	2	$1,046	5.4%	3	$779	3.3%	3
Direct sales-total top three		$12,177	90.8%		$18,180	95.0%		$22,470	94.1%
Other products revenues		$1,230	9.2%		$956	5.0%		$1,413	5.9%
Total direct sales gross revenues		$13,407	100%		$19,136	100%		$23,884	100%
Total sales tax		$(45)			$(193)			$(239)
Total direct sales net revenues		$13,362			$18,942			$23,645

Direct sales net revenues, which include net proceeds from products sold through our call center operations to direct market consumer products to individual customers in China and Internet/e-commerce sales both through our official website and on the platforms of some of China’s leading e-commerce companies, increased by 41.8% from $13.4 million in 2016 to $19.0 million in 2017 and further increased by 24.8% to $23.6 million in 2018. The increase comparing 2016 to 2017 resulted primarily from our strong emphasis on the e-commerce channel in 2017, and particularly from sales of our proprietary Babaka® posture correction products through that channel. The increase comparing 2017 to 2018 resulted primarily from our continuing focus on the e-commerce channel in 2018, especially from sales of our proprietary Babaka® posture correction products through that channel.

The net increase of $4.7 million in direct sales net revenues in 2018 compared to 2017 primarily reflected a $4.2 million, or 27.1%, increase in sales of health products, a $0.2 million, or 15.4%, increase in sales of collectibles products, and a $0.3 million, or 25.5%, decrease in sales of cell phones, as compared to 2017. Our top three products sold through our direct sales platforms in 2018 were health products, collectibles products and mobile phone products which collectively accounted for $22.6 million, or 94.5%, of our direct sales gross revenues in 2018.

The net increase of $5.6 million in direct sales net revenues in 2017 compared to 2016 primarily reflected a $6.5 million, or 70.8%, increase in sales of health products, a $0.2 million, or 15.5%, increase in sales of collectibles products, and a $0.7 million, or 39.2%, decrease in sales of cell phones, as compared to 2016. Our top three products sold through our direct sales platforms in 2017 were health products, collectibles products and mobile phone products which collectively accounted for $18.2 million, or 95.0%, of our direct sales gross revenues in 2017.

The following table sets forth our three best-selling product lines for our e-commerce and offline distribution sales channels by net revenues and as a percentage of applicable total distribution sales gross revenues for the periods indicated, together with reconciliation to distribution sales net revenues:

		2016			2017			2018
Product	Brand	Revenues	Percentage	Rank	Revenues	Percentage	Rank	Revenues	Percentage	Rank
		(in thousands, except percentages and ranks)
Distribution Sales:
Health products	Zehom, Oxy	$1,768	56.6%	1	$1,219	86.8%	1	$1,213	24.6%	2
Mobile phones products		$2	0.1%	3	$71	5.1%	2	-	-
Posture correction products	Babaka®	$859	27.5%	2	$39	2.8%	3	$3,596	73.0%	1
Kitchen and Household products		-	-		1	0.1%		$6	0.1%	3
Distribution sales-total top three		$2,629	84.1%		$1,330	94.7%		$4,815	97.7%
Other products revenues		$496	15.9%		$75	5.3%		$112	2.3%
Total distribution sales gross revenues		$3,125	100.0%		$1,405	100.0%		$4,927	100%
Total sales tax		$(8)			$(57)			$(127)
Total distribution sales net revenues		$3,117			$1,348			$4,800

Distribution sales net revenues, which are derived from sales of products to our distributors, decreased by 56.8% from $3.1 million in 2016 to $1.3 million in 2017, and increased to $4.8 million in 2018. We experienced a significant decrease in distribution sales in from 2016 to 2017, which was primarily because of the decrease of the sales of our Youngleda oxygen generating products. While sales of our Youngleda products further declined in 2018, increased utilization of e-commerce distributors such as JD.com for selling Babaka® posture correction products contributed to increased distribution sales. Our top three distribution sales products in 2018 were our Youngleda, Babaka® and kitchen and housewares products, which together accounted for $4.8 million, or 96.5%, of our distribution sales gross revenues in 2018.

Cost of Revenues

Our cost of revenues is primarily dependent upon the mix of products and units sold during the relevant period.

Our total cost of revenues increased from $5.2 million in 2016 to $6.1 million in 2017, and further increased to $8.2 million in 2018. As a percentage of total net revenues, total cost of revenues was 31.7%, 29.9% and 28.9% in 2016, 2017 and 2018, respectively. The gradual reduction in cost of revenues as a percentage of total net revenues in 2016, 2017 and 2018, as compared to the prior year, were primarily the result of lower input costs, particularly for our Babaka® posture correction products.

Direct sales cost of revenues increased by 122.9% from $2.4 million in 2016 to $5.2 million in 2017 , and further increased by 26.8% to $6.6 million in 2018. The increase comparing 2017 to 2016 primarily reflected the increase in direct sales in 2017. The increase comparing 2018 to 2017 primarily reflected the increase in direct sales in 2018.

Distribution sales cost of revenues decreased by 71.2% from $2.9 million in 2016 to $0.8 million in 2017, and then increased by 88.5% to $1.6 million in 2018. These changes primarily reflected the decrease in distribution sales comparing 2017 to 2016, followed by increased usage of e-commerce distributors in 2018 versus 2017.

Gross Profit and Gross Margin

The following table sets forth gross profits and gross margins (being gross profit divided by the related net revenues) for our direct sales and distribution sales platforms:

	For the years ended December 31,
	2016		2017		2018
	Gross profit	Gross margin	Gross profit	Gross margin	Gross profit	Gross margin
	(in thousands, except percentages)
Direct sales	$11,009	82.4%	$13,698	72.3%	$16,996	71.9%
Distribution sales	$239	7.7%	$520	38.6%	$3,240	67.5%
Total	$11,248	68.3%	$14,218	70.1%	$20,236	71.1%

Our total gross profit increased from $11.2 million in 2016 to $14.2 million in 2017 and further increased to $20.2 million in 2018. Our overall gross margin increased from 68.3% in 2016 to 70.1% in 2017, and further increased to 71.1% in 2018. Ignoring the HJX Transaction and related discontinued operations accounting treatment for the HJX Business in each year, our overall gross margin was 62.1% in 2017, up from 51.2% in 2016. Changes in our gross margins from period to period are driven by changes in our product mix and the platforms through which we sell them. The increase in total gross margin in 2017 and 2018 was largely due to a shift in product mix to include more sales contribution of Babaka® products sold through our e-commerce channels, which generally have higher margins.

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

Gross margin on direct sales decreased from 82.4% in 2016 to 72.3% in 2017, and decreased to 71.9% in 2018. In 2018, the decrease in gross margin on direct sales was primarily due to increased sales volume of lower margin products. In 2017, the decrease in gross margin on direct sales was primarily due to the increased sales cost of Babaka® products.

Gross margin on distribution sales increased from 7.7% in 2016 to 38.6% in 2017, and further increased to 67.5% in 2018. In 2017, the increase in gross margin on distribution sales was mainly due to our partial exit from the Ozing electronic learning device business through the HJX Transaction. In 2018, the increase in gross margin on distribution sales was mainly due to increased distribution of Babaka® products through e-commerce distributors.

Operating (Expense) Income

 Our total operating expense increased from $13.6 million in 2016 to $18.4 million in 2017, and decreased to $17.3 million in 2018. Of the total decrease in operating expenses in 2018 as compared to 2017, $1.8 million represented an increase in selling and marketing expenses, which primarily resulted from higher selling and marketing expenses associated with e-commerce sales, offset by a $2.2 million decrease in general administrative expenses and a $0.7 million increase in other operating income, net. Of the total increase in operating expenses in 2017 as compared to 2016, $3.1 million represented an increase in selling and marketing expenses, which was mainly attributable to higher selling and marketing expenses associated with e-commerce sales. Total operating expenses, as a percentage of total net revenue, increased from 82.6% in 2016 to 90.8% in 2017, and then decreased to 60.9% in 2018.

Advertising Expenses

Our advertising expenses decreased from $0.2 million in 2016 to $0 in 2017 and $0 in 2018 as well. As a percentage of total net revenues, advertising expenses decreased from 0.1% in 2016 to 0% in 2017 and 0% in 2018. The overall decrease in advertising expenses in 2017 and 2018 as compared to 2016 was primarily due to our decreased purchases of TV advertising time as a result of our exit from TV direct sales starting from the first quarter of 2015.

Other Selling and Marketing Expenses

Our other selling and marketing expenses increased by 44.0% from $7.0 million in 2016 to $10.1 million in 2017, and further increased to $11.9 million in 2018. Our other selling and marketing expenses as a percentage of total net revenues were 42.7%, 49.9% and 41.9% in 2016, 2017 and 2018, respectively. Of the total $3.1 million increase in other selling and marketing expenses in 2017 compared to 2016, $2.3 million was attributable to selling and marketing expenses for the e-commerce business. Of the total $1.8 million increase in other selling and marketing expenses in 2018 compared to 2017, $1.5 million was attributable to selling and marketing expenses for the e-commerce business.

General and Administrative Expenses

Our general and administrative expenses decreased by 31.0% from $14.2 million in 2016 to $9.8 million in 2017, and decreased further to $7.6 million in 2018. Our general and administrative expenses as a percentage of total net revenues were 85.0%, 48.1% and 26.6% in 2016, 2017 and 2018, respectively. Of the total $4.4 million decrease in general and administrative expenses in 2017 compared to 2016, $1.8 million was attributable to reductions in salary and social insurance, housing accumulation fund, stock based compensation, and other benefits payments on behalf of personnel as part of our cost control measures. The total $2.2 million decrease in general and administrative expenses in 2018 compared to 2017 was primarily attributable to lower consulting and legal fees expense in 2018 versus 2017.

Other Operating Income, Net

Other operating income, net, consisting of government subsidy, loan interest, and miscellaneous commission income, was $7.6 million, $1.5 million and $2.1 million, in 2016, 2017 and 2018, respectively. In 2016, we sold more of our non-core properties, in Shanghai, and recognized $6.0 million in our other operating income. In 2017, we recognized $1.0 million in other operating income for our sublease of excess warehouse space to third parties. In 2018, we recognized $2.1 million in other operating income due primarily to loan interest income and net revenue from Acorn Entertainment, partially offset by a loss of rental income following the sale of Bright Rainbow Investments Limited. The remainder of other operating income, net in those periods related to our receipt of subsidies from local government agencies for certain taxes paid, including value-added, business and income taxes as well as part of the incentives provided by local government for our investment in our local district. The subsidy income in 2016, 2017 and 2018 amounted to $70,000, $0 and $53,965 respectively. We may not continue to enjoy such government subsidies in the future. See Item 3.D, “Key Information—Risk Factors—The discontinuation of any of the preferential tax treatments and government subsidies available to us in the PRC could materially and adversely affect our results of operations and financial condition”.

Income (Loss) from Continuing Operations

We recorded losses from operations of $2.4 million and $4.2 million in 2016 and 2017, respectively, and income from continuing operations of $2.9 million in 2018. Ignoring the HJX Transaction and related discontinued operations accounting treatment for the HJX Business in each year, our loss from operations was $7.3 million in 2017 as compared to $9.3 million in 2016. The foregoing loss from operations for 2016 benefited from a $6.0 million gain from the sale of certain real estate assets, without which it would have been $15.3 million. Ignoring the discontinued operations accounting treatment for the HJX Business in each year, the HJX Transaction allowed us to significantly reduce our total operating losses as the HJX Business contributed operating losses of $6.9 million and $3.5 million to our total operating losses in each of 2016 and 2017, respectively (with the 2017 HJX Business operating loss contribution limited to the first half of that year, prior to completion of the HJX Transaction). As a percentage of total net revenues, our losses from operations were 14.3% and 20.7% in 2016 and 2017, respectively, and our income from continuing operations was 10.2% of total net revenues in 2018.

Other Income (Expense), Net

Our other income (expense), net was $18.1 million, $12.2 million and $33.0 million in 2016, 2017, and 2018, respectively. In 2016, 2017 and 2018, our other income included $0.5 million, $0.3 million and $0.4 million, in interest income, respectively. We also recorded an $18.1 million investment gain in 2016, a $9.1 million investment gain in 2017, and a $0.001 million investment gain in 2018, in connection with our sales of E-Money Shares. We also recorded a $32.5 million gain on sale of share transfer of Bright Rainbow Investments Limited, which owns Shanghai HJX Digital Technology Co., Ltd., which owns various non-core assets, including the land use rights to a plot of land in the Qingpu district of Shanghai.

Income Tax Expenses

We had a net tax expense of $4.6 million, a net tax benefit of $7.9 million, and a net tax expense of $3.2 million in 2016, 2017 and 2018 respectively. Our effective income tax rate for 2016, 2017 and 2018 was 52%, -174% and 9%, respectively, with the changes resulted from fluctuations of valuation allowance.

Equity in losses of affiliates

On December 31, 2012, we acquired 9.3% of the equity interests in China Branding Company Limited, or CBG, for cash of $1.3 million. Mr. Roche, a co-founder and a member of our board of directors, individually held an additional 7.6% equity interests in CBG and held one out of five board seats of CBG and accordingly, Mr. Roche was able to exercise significant influence through his participation on the board of directors of CBG. As such, management believed that it could exercise significant influence over CBG through our direct equity investment, our deemed indirect investment through Mr. Roche’s equity interest, and Mr. Roche’s significant influence over CBG. Therefore, we accounted for this investment using the equity method of accounting. In February 2013, our investment in CBG decreased from 9.3% to 8.7% as a result of dilution due to issuance of additional shares by CBG to a new investor, which we accounted for as if we sold 0.6% equity interests in CBG, with the gains from such deemed sale being immaterial. Our equity in losses of CBG in 2016, 2017 and 2018 was $718,121, $0 and $0, respectively, and were recognized in equity in losses of affiliates in the consolidated statements of operations. After the sale of Bright Rainbow Investments Limited, we no longer hold an interest in CBG.

On August 10, 2016, our Group acquired 5% of the then fully diluted share capital of ClearCut Corporation, or ClearCut, a Delaware corporation, for cash of $150,000. Our Group exerted no significant influence in ClearCut and accounted for this investment using the cost method of accounting. Our equity in losses of ClearCut in 2016, 2017 and 2018 was $150,000, $0 and $0, respectively, and were recognized in equity in losses of affiliates in the consolidated statements of operations.

In June 2017, we reached an agreement to sell a majority interest in our HJX business to a third-party investor and operator. Specifically, the agreement includes the establishment of a joint venture that will be controlled and operated by such third party, and we will hold 37.5% equity interest in this joint venture. Under the agreement, we agreed to sell the HJX Business at the price of RMB6.0 million ($918,246). The joint venture was set up in January 2018. During 2018, we recorded $324,900 as equity in losses of affiliates as a result of the minority stake in this joint venture.

Net Income (Loss) Attributable to Non-controlling Interests

Net income (loss) attributable to non-controlling interests consist of the 49% or less outside ownership interests in our majority-owned subsidiaries. In 2016, 2017 and 2018, the non-controlling interests totaled $(29,707), $(4,457) and $(4,436), respectively.

Net Income (Loss) Attributable to Acorn International, Inc.

As a result of the foregoing, we achieved net income of $3.4 million in 2016, $12.4 million in 2017 and $31.1 million in 2018. As a percentage of total net revenues, our net income was 20.9%, 61.4% and 109.4% of total net revenues in 2016, 2017 and 2018 respectively.

B.	Liquidity and Capital Resources

Although we had net income of $31.1 million in the year ended December 31, 2018, we still experienced negative cash flows from operations of $4.1 million in the year ended December 31, 2018.

Primarily beginning in the second half of 2015, we commenced significant actions to improve our liquidity position, including sales of non-core assets, and reducing our cash burn. As of December 31, 2018, we had approximately $20.2 million in cash and cash equivalents, term deposits and restricted cash and we believe we will be able to realize our assets and satisfy our liabilities in the normal course of business.

Our anticipated cash flows for 2019 and planned actions to reduce costs and generate cash flows are based on our current expectations, beliefs and estimates and are not guarantees of our future operating results, liquidity and ability to continue operations.

	For the years ended December 31,
	2016	2017	2018
	(in thousands)
Cash and cash equivalents	$25,506	$21,020	$20,144
Net cash used in operating activities	$(14,332)	$(8,926)	$(4,112)
Net cash provided by investing activities	$28,718	$7,896	$46,654
Net cash used in financing activities	$(1,531)	$(4,695)	$(41,810)

For purposes of clarification, net cash provided by investing activities in 2016 and 2017 was inclusive of movements of restricted cash. The Company adopted ASU 2016-18 Statement of Cash Flows-Restricted Cash on January 1, 2018

Operating Activities

As of December 31, 2018, we had $20.1 million in cash and cash equivalents. Net cash used in operating activities were $14.3 million, $9.1 million and $4.1 million in 2016, 2017 and 2018, respectively. These amounts were adjusted for non-cash items such as gains on disposal of available-for-sale securities, depreciation and amortization, allowance for doubtful receivables, inventory write- downs, deferred income tax expenses (benefits), share-based compensation and changes in various assets and liabilities such as accounts receivables, inventories, prepaid advertising and other expenses, other current assets, accounts payable, accrued expenses, other current liabilities and notes payable, as applicable.

Investing Activities

Investing activities include proceeds from disposal of non-core real estate, proceeds from sales of E-Money Shares, purchases of property and equipment, disbursement for convertible loan receivable, disbursement for loan to related party, purchase of long-term assets, proceeds from disposal of equipment and decrease (increase) in restricted cash. Net cash provided by investing activities were $28.7 million, $7.9 million and $46.7 million in 2016, 2017 and 2018, respectively.

Net cash provided by investing activities in 2018 primarily reflects the $47 million of proceeds from the sale of the shares in Bright Rainbow offset by $6.2 million in disbursement for loan to related party. Net cash provided by investing activities in 2017 primarily reflects $9.3 million of proceeds from sales of our investment in E-Money Shares and $3.6 million decrease in disbursement for loan to related party. Net cash provided by investing activities in 2016 primarily reflects $18.9 million of proceeds from sales of our investment in E-Money Shares and $11.3 million proceeds from disposal of certain non-core properties of our Company.

Financing Activities

In 2018, our net cash used in financing activities mainly reflected $40 million paid as a one-time cash dividend on the Company’s ordinary shares. In 2017, our net cash used in financing activities mainly reflected $0.2 million which was used for our share buy-back plan, $0.3 million used to repurchase our ordinary shares from Mr. Tadashi Nakamure and $4.2 million used to repurchase our ordinary shares from SAIF. In 2016, our net cash used in financing activities mainly reflected repurchasing our ordinary shares valued at $1.5 million which was authorized by our share buy-back plan.

Capital Expenditures

Our capital expenditures consisted principally of the purchases and construction of property and equipment, investments in buildings related to expansions and upgrades to our call center and offices and purchases of management information systems.

C.	Research and Development

We spent $0.3 million, $0.06 million and $0 on research and development in 2016, 2017 and 2018, respectively.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2016 to December 31, 2018 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F.	Tabular Disclosure of Contractual Obligations

A summary of our contractual obligations at December 31, 2018 is as follows:

	Payments due by period (in thousands$)
Contractual obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating leases*	2,071	709	1,362	-	-
Total	2,071	709	1,362	-	-

*	Operating leases are for office, warehouse and manufacturing facilities.

Recently Issued Accounting Pronouncements

ASU 2014-09 - Revenue from Contracts with Customers (“ASU 2014-09”). In May 2014, the Financial Accounting Standards Board (“FASB”) issued ASU 2014-09 that will be applied to all contracts with customers. ASU 2014-09 requires an entity to recognize revenue when it transfers promised goods or services to customers in an amount that reflects what it expects in exchange for the goods or services. It also requires more detailed disclosures to enable users of financial statements to understand the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. In August 2015, the FASB issued ASU No. 2015-14, deferring the effective date for ASU 2014-09 by one year, and thus, the new standard is effective for fiscal years beginning after December 15, 2017, with early application permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The guidance allows for either a full retrospective or a modified retrospective transition method. We evaluated the effect of ASU 2014-09 and concluded that adoption did not have a material impact on our consolidated financial statements. We adopted this new guidance on January 1, 2018 using the modified retrospective method.

ASU 2016-01 - Financial Instruments. In January 2016, the FASB issued ASU 2016-01, Financial Instruments - Overall: Recognition and Measurement of Financial Assets and Financial Liabilities (“ASU 2016-01”), requires that most equity investments be measured at fair value, with subsequent changes in fair value recognized in net income. ASU 2016-01 also affects financial liabilities under the fair value option and the presentation and disclosure requirements for financial instruments. In addition, the FASB clarified guidance related to the valuation allowance assessment when recognizing deferred tax assets resulting from unrealized losses on available-for-sale debt securities. Entities will have to assess the realizability of such deferred tax assets in combination with the entities other deferred tax assets. ASU 2016-01 is effective for fiscal years beginning after December 15, 2017 and for interim periods within that reporting period. We evaluated the effect of ASU 2016-01 on our financial statements and concluded that adoption did not have a material impact on our consolidated financial statements. We adopted this new guidance on January 1, 2018.

ASU 2016-02 - Leases. In February 2016, the FASB issued ASU 2016-02, Leases (ASU 2016-02), which increases transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years, with early application permitted. Upon adoption, lessees must apply a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. While we are continuing to assess the potential impacts of ASU 2016-02, we estimate that the adoption of ASU 2016-02 will result in the recognition of right-of-use assets of approximately $2 million and related lease liabilities for operating leases on its consolidated balance sheets, with no material impact to our consolidated statements of operations.

ASU 2016-13 - Financial Instruments. In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments - Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments (ASU 2016-13). The standard changes the methodology for measuring credit losses on financial instruments and the timing of when such losses are recorded. ASU 2016-13 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2019. Early adoption is permitted for fiscal years, and interim periods within those years, beginning after December 15, 2018. We are currently evaluating the timing of adoption and impact of ASU 2016-13 and estimate that the adoption will not have a material impact on our consolidated financial statements.

ASU 2016-15 - Statement of Cash Flows. In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments (ASU 2016-15), which is intended to reduce the existing diversity in practice in how certain cash receipts and cash payments are classified in the statement of cash flows. ASU 2016-15 is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years with early adoption permitted, provided that all of the amendments are adopted in the same period. We evaluated the effect of ASU 2016-15 and concluded that adoption did not have a material impact on our consolidated financial statements. We adopted this new guidance on January 1, 2018.

ASU 2016-16 - Income Taxes. In October 2016, the FASB issued ASU 2016-16, Income Taxes (Topic 740), Intra-Entity Transfers of Assets Other Than Inventory (ASU 2016-16), which requires entities to recognize the income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs. This amends current GAAP which prohibits recognition of current and deferred income taxes for all types of intra-entity asset transfers until the asset has been sold to an outside party. ASU 2016-16 is effective for fiscal years beginning after December 15, 2017, including interim periods therein with early application permitted. Upon adoption, we must apply a modified retrospective transition approach through a cumulative-effect adjustment to retained earnings as of the beginning of the period of adoption. We evaluated the effect of ASU 2016-16 and concluded that adoption did not have a material impact on our consolidated financial statements. We adopted this new guidance on January 1, 2018.

ASU 2016-18 - Restricted Cash. In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows-Restricted Cash (a consensus of the FASB Emerging Issues Task Force), which is effective for fiscal years beginning after December 15, 2017, and interim periods within that fiscal year. The standard addresses whether restricted cash and cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. We evaluated the effect of ASU 2016-18 and concluded that adoption did not have a material impact on our consolidated financial statements. We adopted this new guidance on January 1, 2018.

ASU 2018-02 - Tax Effects from Accumulated Other Comprehensive Income. In February 2018, the FASB issued ASU 2018-02, Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income, which is effective for the annual report period beginning after the December 15, 2018 including the interim reporting period within that period. This update allows companies to reclassify from Accumulated Other Comprehensive Income to Retained Earnings standard tax effects resulting from the enactment of the Tax Cuts and Jobs Act (the “Tax Act”). We are currently evaluating the impact of ASU 2018-02 and estimate that the adoption will not have a material impact on our consolidated financial statements.

G. Safe Harbor

The Section titled “Forward-Looking Statements” of this annual report is hereby incorporated by reference.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.  Directors and Senior Management

The following table sets forth certain information relating to our directors and executive officers as of the date of this annual report. There is no family relationship between any of the persons named below. There is also no arrangement or understanding with major shareholders, customers, suppliers or others, pursuant to which any person referred below was selected as a director or member of senior management. The business address of each of our directors and executive officers is 5/F, YueShang Plaza, 1 South Wuning Road, Shanghai 200042, People’s Republic of China.

Name	Age	Position/Title
Robert W. Roche	56	Chairman of the Board of Directors, Executive Chairman
Pierre E. Cohade	57	Lead Director
Jenny Hseau-Jean Wang	63	Independent Director
Urs P. Zimmerman	56	Independent Director
Eric Haibing Wu	46	Independent Director
Jacob A. Fisch	42	Chief Executive Officer, President
Martin Oneal Key	39	Chief Financial Officer
Jan Jie Lu	41	Vice President – Business Operation
Bethy Jie Wu	53	Vice President – Human Resources
Lei Li	38	General Counsel

Mr. Robert W. Roche has served as a director of our Company since March 31, 2006 and has served as the Executive Chairman of our Company since May 4, 2015 (previously October 18, 2010 to August 26, 2014). He is a co-founder and the executive chairman of Acorn, and the chairman of our board of directors. He also serves as the chairman of Oak Lawn Marketing, a company incorporated in Japan. In addition, Mr. Roche conducts numerous business operations throughout Asia and the United States. President Obama named Mr. Roche to the United States Trade Representative’s (USTR) Advisory Committee for Trade Policy and Negotiations. He is also a member of the Advisory Council for the non-profit 100,000 Strong Foundation. Mr. Roche’s other civic contributions include serving as prior Chairman of the Board of Governors of the American Chamber of Commerce in Shanghai, member of the American Chamber of Commerce Japan Board of Governors, and a Board Member at the USA Pavilion, Expo 2010 Shanghai. In addition to funding his own foundation, Mr. Roche’s philanthropic work includes endowing a chair at Nanzan University in Nagoya, Japan, and establishing a Masters of Laws (LLM) in International Business Transactions program at the University of Denver, Sturm College of Law. Mr. Roche received his bachelor’s degree in Economics and Japanese Studies from Illinois State University in 1985 and a J.D. degree from the University of Denver in 1988.

Mr. Pierre E. Cohade has served as a director of our Company since February 1, 2017. Mr. Cohade served as the Chief Executive Officer of Triangle Tyre, China’s largest private tire manufacturer from 2015 to 2016. From 2013 to 2015, Mr. Cohade was a Senior Advisor at ChinaVest, Wells Fargo’s investment banking affiliate in China. During 2012, he served as an independent consultant for various private equity concerns. Prior thereto he served as the President, Asia Pacific, of The Goodyear Tire & Rubber Company from 2004 to 2011. From 2003 to 2004, Mr. Cohade served as the Division Executive Vice President of the Global Water and Beverage division of Danone SA. From 1985 to 2003, Mr. Cohade served in roles of increasing responsibility at Eastman Kodak Co., ultimately serving as the Chairman of Kodak’s Europe, Africa, Middle East and Russia Region. Mr. Cohade serves as a director of CEAT Ltd. (one of India’s leading tire manufacturers), Acorn International Inc., (a leading marketing and branding company in China focused on content creation, distribution, and product sales through digital media), and Deutsche Bank China. Mr. Cohade is currently the Chairman of IMA in China, a leading peer group forum for CEOs and senior executives located in China, and is an independent advisor to companies on China, strategy and operations.

Ms. Jenny Hseau-Jean Wang has served as an independent director of our Company since August 25, 2017. Ms. Wang has over 30 years of experience in executive management, finance and business strategy for the Asia Pacific operations of several high-profile multinational organizations. From 2012 to 2013, Ms. Wang served as Senior Vice President for TE Connectivity (formerly Tyco Electronics) where she led China operations with a focus on growth through good corporate governance and strategic positioning. From 2005 to 2012, Ms. Wang led the growth of Goodyear Tire and Rubber Company in Asia, most recently in the role of Vice President, Investment and Business Development, Asia Pacific. From 2004 to 2005, she served as CFO and Vice President of Semiconductor Manufacturing International Company (SMIC), one of the world's largest semiconductor foundries. From 1993 to 2003, she served in various executive and finance positions for Motorola's Asia operations. Prior to that, she served as a Tax Manager at Arthur Andersen in the U.S. Ms. Wang is currently focused on community service in youth development and family and business financial planning in China. Ms. Wang has a Bachelor's degree in Business from Taiwan Providence University, a Master of Science in Accounting from the University of Houston and is a Certified Public Accountant in the US. Ms. Wang is fluent in Mandarin and English.

Mr. Urs P. Zimmerman has served as an independent director of our Company since January 15, 2018. Mr. Zimmermann brings a wealth of expertise and knowledge to his role at Acorn, gained from spending more than 12 years working in multiple countries in Asia. Since April of 2015 he has served as the Senior Director and Country Head of DKSH China, a leading Swiss Market Expansion Service provider with a strong global brand portfolio focused on Asia. From May 2013 to March 2015 Mr. Zimmerman served as Country Head and Interim Manager in Thailand for IngenioCorp Co. Ltd., a logistics and supply chain solutions provider. Prior to that, Mr. Zimmerman held various executive roles in Europe, Africa and the Asia-Pacific Region with some of the world's leading logistics and supply chain management and healthcare companies. During his time in Asia, he held several Senior Director positions, including Regional CFO Asia in Hong Kong and had the responsibility for business development in several Asian countries. Born and raised in Switzerland, Mr. Zimmermann speaks German, English, French and is proficient in Spanish and Portuguese. He holds a Federal Certificate in Commerce and Administration in Switzerland. He gained his professional qualification through management courses from the International Institute for Management Development (IMD), Lausanne with a focus on business strategy, entrepreneurship, marketing, finance and leadership and holds an executive MBA from the IMD in Lausanne, Switzerland.

Mr. Eric Haibing Wu has served as an independent director of our Company since September 14, 2016. He has over 20 years of experience in finance. He worked for PricewaterhouseCoopers in the United States from May 2000 to February 2006 and later worked as a senior manager in the assurance department of PricewaterhouseCoopers Zhong Tian CPAs Limited Company from February 2006 to October 2007. Since October 2007, he has been serving as the chief financial officer of Plateno Hotels Group (formerly known as 7 Days Group Holdings Limited). Mr. Wu graduated from Shanghai Jiao Tong University with a bachelor’s degree in economics in July 1994 and received a master’s degree in business administration from Michigan State University in May 2000.

Mr. Jacob A. Fisch has served as the Chief Executive officer and President of our Company since October 31, 2017. Mr. Fisch was previously Senior Advisor to Acorn from April 2014. Mr. Fisch’s background includes top executive roles with publicly-listed, global supply chain manager and consumer products giant Li & Fung Limited (HKSE: 494) from 2006 to 2010 and then with its controlling shareholder, the Fung Group, from 2010 to 2012. Such roles included Director of Corporate Development for the Fung Group, and Senior Vice President – General Counsel for Li & Fung Limited, where he was part of the core leadership team and global head of Legal responsible for Li & Fung’s then over 80 offices in over 40 countries. Mr. Fisch also co-founded Hong Kong venture firm, Nest, in 2010, and founded Mile Point Capital Partners in 2011. In 2013, Mr. Fisch also co-founded and became the non-executive Chairman of Dragon Law (now renamed Zegal), a technology company, from 2013 - 2017 after which time he became a non-executive director. Prior to these roles and activities, Mr. Fisch was an attorney at leading international law firms in New York City, Hong Kong and Shanghai. Mr. Fisch has been a term member at the Council on Foreign Relations in New York City, and a member of the Hong Kong-based Hong Kong Forum, affiliated with the Council on Foreign Relations and formed by former Hong Kong Chief Executive, CH Tung, and is a member of the Executive Forum, a fifty-person forum for the most senior managers of multinational corporations headquartered in Asia. Mr. Fisch is a member of YPO, Manhattan chapter. Mr. Fisch holds a J.D. from Harvard Law School and a B.A. from Columbia University.

Mr. Martin Oneal Key has served as the Chief Financial Officer of Acorn since August 20, 2018. Mr. Key also serves as the Chief Financial Officer of Cachet Hotels & Resorts, an international hotel branding and management company, a position that he has held since October 2013. Previously, Mr. Key served as an executive director for ARC China, a Shanghai-based private-equity firm focused on investments in consumer-oriented Chinese companies, from 2008 to 2013. Mr. Key began his career as an investment banker in debt capital markets at J.P. Morgan Securities in New York, where he executed credit-facility, term-loan and corporate-bond transactions, from 2003 to 2006. Mr. Key holds a Bachelor’s degree in Accounting from the University of South Carolina, a Master of Science in Finance from Boston College, and an MBA from the UCLA Anderson School of Management.

Ms. Jan Jie Lu has served as the Vice President – Business Operations of the Company since April, 2016, responsible for supporting the day-to-day operations of the business, focusing, in particular, on driving the growth of our brands, media and content divisions. Her background includes experience in operations, business development (deal sourcing and execution) as well as government relations in China. Prior to becoming Vice President – Business Operations in April 2016, Ms. Lu served as our General Manager – Media and Creative from September 2015 to March 2016. Prior to joining Acorn in September 2015, she was Vice President at Cachet Hotel Group, focused on Operations and Business Development from July 2013 to May 2015. Prior to Cachet, Ms. Lu was Junior Partner & General Manager at David Laris Creates (DLC) from August 2008 to June 2013, a Food & Beverage consultancy company, focusing on licensing, project management, and the operation of DLC, as well as various restaurants DLC invested in or managed. Ms. Lu graduated with a degree in International Finance in 1999 from Zhongnan University of Economics and Law.

Ms. Bethy Jie Wu has served as the Vice President, Human Resources of the Company since November 17, 2017. She formally joined the organization on August 1st, 2017 at her transitional position as Senior Director, Human Resources and was soon appointed to her current job title in November 2017. Ms. Wu has more than twenty years of corporate HR leadership and talent & organization consulting experience, of which over ten years are in China with multinational companies and another ten years overseas in Canada. Before joining Acorn International, Inc., Ms. Wu was in Canada working for one of the biggest door components distributors in North America as Director of Human Resources & Corporate Culture between 2014 and 2017. She has also served as the HR Leader as well as the Head of Circulation & Customer Service with a reputable local Canadian investment and portfolio management company from 2012 to 2014. Prior to that, Ms. Wu has six years of experience as Senior HR Professional with two international consulting firms based in Canada between 2007 and 2012. Ms. Wu moved to Canada from China late 2006 from her position at Human Resources Director, Asia Pacific Region with Hewitt Associates, a well-known US based HR consulting and outsourcing firm, where she has served since 2001 and also acted as Senior Talent & Organization Consultant providing HR and leadership consulting service to external clients. Between 1998 and 2001 Ms. Wu took the China HR leadership role for Dun & Bradstreet based in Shanghai. She has also served as HR Manager for AIU Insurance Company Shanghai Branch, one of the subsidiaries of American International Group since 1995. Being an active member of HRPA (Human Resources Professional Association) in Canada since 2013, Ms. Wu holds her professional designations of CHRL (Certified Human Resources Leader) and CHRP (Certified Human Resources Professional). She is also a certified MBTI (Myers-Briggs Type Indicator) facilitator accredited by Australian Asianic Psychologists Press in 2005. Ms. Wu received her Master Degree in International Relations in Nanjing University in 1990, including one year of research and studies in the Johns Hopkins University – Nanjing University Centre for Chinese & American Studies. She also received her Bachelor Degree in History in Nanjing University in 1987.

Ms. Lei Li has served as the General Counsel of the Company since July 2018. Ms. Li also serves as the General Counsel of Cachet Hotels & Resorts, an international hotel branding and management company, a position that she has held since March 2015. Ms. Li is admitted to practice in both China and New York. She previously worked with Orrick, Herrington & Sutcliffe LLP and AllBright Law Offices, representing U.S.- and Asia-based corporations in a diverse range of commercial transactions, including cross-border direct investments, mergers and acquisitions, private-equity and venture-capital investments. Ms. Li earned her bachelor’s degree in law from Tongji University, and LL.M. degrees from Fudan University and the Columbia University School of law.

B.	Compensation

Compensation of Directors and Executive Officers

In 2018, the aggregate compensation paid to all of our executive officers and directors was approximately $2,076,311. We did not grant rights to purchase ordinary shares of the Company to any of our directors and executive officers in 2018. No benefits in kind were granted to our executive officers or directors. For information regarding options granted to officers and directors, see “—Share Options.” We do not pay or set aside any amounts for pensions, retirement or other benefits for our officers and directors.

Bonus Program

Mr. Jacob A. Fisch received compensation under a bonus program during 2018. In September 2017, our compensation committee and board of directors approved this bonus program pursuant to which participating executive officers were entitled to bonus compensation upon satisfaction of certain performance objectives or otherwise based on performance as determined at the discretion of the board. Under this program, certain executive officers of the Company can be awarded a cash bonus equal to 100%, 70% and 50% respectively, of each one’s base salary if certain operating targets are achieved, with additional amounts payable at the discretion of the compensation committee and board of directors based on their further assessment of the officers’ performance. Mr. Jacob A. Fisch participates in this program on the basis of his position as the Chief Executive Officer and President of the Company.

Share Options

The Company granted no options to its directors and executive officers in 2018.

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

Terms of Directors and Executive Officers

We currently have five directors on our board of directors. Mr. David Leung resigned from our board of directors for personal reasons effective June 15, 2018 in connection with his relocation back to the United States from China. Mr. Urs P. Zimmerman was appointed as a director of the Company effective January 15, 2018 by our board of directors to fill the vacancy created by Mr. Leung’s resignation. Ms. Bethy Jie Wu was appointed to serve as our Vice President, Human Resources on November 17, 2017. She previously served as our Senior Director, Human Resources. Mr. Martin ONeal Key was appointed to serve as an acting chief financial officer on August 20, 2018. Our prior vice president and chief financial officer Mr. Geoffrey Gao Weiji left the Company on August 24, 2018. Under our current articles of association, each of our directors will be subject to retirement and reelection at each of our annual general meetings.

All of our officers are appointed by and serve at the discretion of our board of directors and are elected by, and may be removed by, a majority vote of our board of directors.

Board Committees

Our board of directors has established an audit committee, a compensation committee and a corporate governance and nominating committee. Our corporate governance guidelines provide that a majority of the members of our compensation committee and nominating and corporate governance committee will be independent directors within the meaning of Section 303A of the New York Stock Exchange Listed Company Manual. All members of our audit committee shall be independent within the meaning of Section 303A of the New York Stock Exchange Listed Company Manual and the criteria for independence set forth in Rule 10A-3 of the Exchange Act.

Audit Committee

Our audit committee consists of Ms. Jenny Hseau-Jean Wang, Mr. Eric Haibing Wu, and Mr. Urs Paul Zimmerman. Ms. Jenny Hseau-Jean Wang is the chairman of our audit committee. Each member of our audit committee satisfies the “independence” requirements of the NYSE Rules and meets the criteria for independence set forth in Section 10A-(3) of the U.S. Securities Exchange Act of 1934, or the Exchange Act.

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

Compensation Committee

Our compensation committee consists of Mr. Eric Haibing Wu, Mr. Pierre E. Cohade and Mr. Urs Paul Zimmermann. Mr. Pierre Cohade is the chairman of our compensation committee. Each of Mr. Wu and Mr. Zimmerman satisfies the “independence” requirements of the NYSE Rules.

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

Corporate Governance and Nominating Committee

Our corporate governance and nominating committee consists of Ms. Jenny Hseau-Jean Wang, Mr. Eric Haibing Wu and Mr. Pierre E. Cohade. Mr. Pierre Cohade is the chairman of this committee. Each of Ms. Wang and Mr. Wu satisfies the “independence” requirements of the NYSE Rules.

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

Corporate Governance

Our board of directors has adopted a code of ethics, which is applicable to our senior executive and financial officers. Our code of ethics for the Senior Executive and Financial Officers is publicly available on our website at http://www.acorninternationalgroup.com/. In addition, our board of directors has adopted a code of business conduct and ethics, which is applicable to all of our directors, officers and employees, and is filed as an exhibit to our registration statement on Form F-1 (No. 333-141860).

In addition, our board of directors has adopted a set of corporate governance guidelines, which is also publicly available on our website at http://www.acorninternationalgroup.com/. The guidelines reflect certain guiding principles with respect to our board of directors’ structure, procedures and committees.

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

The following summarizes some significant ways in which our corporate governance practices differ from those followed by domestic companies under the listing standards of the New York Stock Exchange.

The NYSE Manual requires U.S. domestic listed companies to have a compensation committee and a nominating/corporate governance committee, each composed entirely of independent directors, which are not required under the Companies Law of the Cayman Islands. Currently, our compensation committee is composed of four members, only three of whom are independent directors. Our nominating and corporate governance committee is composed of three members, only two of whom are independent directors. In addition, the NYSE Manual requires shareholder approval for certain matters, such as requiring that shareholders must be given the opportunity to vote on all equity compensation plans and material revisions to those plans, which is not required under the Cayman Islands law. We intend to comply with the requirements of Cayman Islands law only in determining whether shareholder approval is required.

Please refer to Item 16.G., “Corporate Governance” for further details.

D.	Employees

We have been focusing on enhancing the efficiency and per person productivity of our call center by (i) optimizing the call center to supervisor ratio, and (ii) identifying and retaining highly effective call center salespersons. Meanwhile, we continuously adapt our employee numbers to fit for the changing business scope and scale in all supporting function departments. As of December 31, 2016, 2017 and 2018, we had 185, 128 and 142 employees, respectively. The most labor intensive area of operation is our sales and marketing functions, which employed approximately 37% of our total employees at the end of 2018. The salary for call center employees includes a base salary plus a variable amount based on an incentive bonus structure.

The following table sets forth the number of our employees categorized by our areas of operation and as a percentage of our total workforce as of December 31, 2018:

	Number of	Percentage
Operations	employees	of total
Supporting Functions (Admin/HR/IT/Financial/Legal)	31	22%
Call center	29	20%
Sales and marketing (all BU except the Call center)	53	37%
Operational Functions (Inventory/Logistics/Creative)	13	9%
Management (Chairman’s Office)	7	5%
Customer service	9	6%
Total	142	100%

Due to a rigorous selection process for our call center employees, the turnover rate for our call center employees located in our Wuxi call center has declined over time, reaching approximately 132% in 2016, 40% in 2017 and 12.9% in 2018, respectively, reflecting both voluntary terminations and termination of employees failing to meet our performance standards.

E.	Share Ownership

The following table sets forth information known to us with respect to the beneficial ownership of our ordinary shares, as of April 16, 2019, of:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our ordinary shares (collectively “Principal Shareholders”).

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table below have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. The percentage of beneficial ownership is based on 51,619,218 ordinary shares outstanding as of April 16, 2019.

	Shares beneficially owned as
	of April 16, 2019
Name Directors and Executive Officers	Number	Percent
Robert W. Roche(1)	40,719,697	78.88%
Eric Haibing Wu	—	—
Ms. Jenny Hseau-Jean Wang	—	—
Urs P. Zimmerman	—	—
Pierre E. Cohade(2)	85,884	0.16%
Jacob A. Fisch	980,000	1.90%
Martin Oneal Key	—	—
Jan Jie Lu	—	—
Bethy Jie Wu	—	—
Lei Li	—	—
All directors and executive officers as a group	41,785,581	80.94%
Principal Shareholders
Bireme Limited(3)	19,999,990	38.75%
Ritsuko Hattori-Roche(4)	38,967,937	75.49%

(1)	includes (i) 87,588 ADSs held by Moore Bay Trust, which is a charitable trust with Mr. Robert W. Roche’s children being the beneficiaries of the remainder, (ii)129,770 ordinary shares and 993,511 ADSs held by Bireme Limited, which is wholly owned by Mr. Robert W. Roche’s wife, (iii) 77,250 ADSs held by Catalonia LLC, which is owned by Mr. Robert W. Roche’s wife’s trust, and (iv) 13,899,267 ordinary shares and 176,184 ADSs held by Mr. Robert W. Roche’s wife. Mr. Robert W. Roche disclaims ownership of the aforesaid shares.

(2)	includes 65,884 ordinary shares owned by Artemis Ventures Ltd.; Mr. Cohade disclaims beneficial ownership of the 65,884 shares held by Artemis Ventures Ltd., except to the extent of his one percent ownership interest in that entity.

(3)	includes 129,770 ordinary shares and 993,511 ADSs.

(4)	includes (i) 13,899,267 ordinary shares and 176,184 ADSs held by Ritsuko Hattori-Roche, (ii) 129,770 ordinary shares and 993,511 ADSs held by Bireme Limited which is wholly owned by Ms. Ritsuko Hattori-Roche and (iii) 77,250 ADSs held by Catalonia LLC, which is owned by Ms. Ritsuko Hattori-Roche’s trust.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The information stated in Item 6.E, “Directors, Senior Management and Employees—Share Ownership” is hereby incorporated by reference.

None of our existing shareholders has voting rights that differ from the voting rights of other shareholders.

To our knowledge, as of March 29, 2019, a total of 34,480,219 ordinary shares were held by 42 record holders in the United States, representing approximately 66.8% of our total outstanding shares on an as-converted basis. One of these holders is Citibank, N.A. the depositary of our ADS program, which held 34,473,080 ordinary shares on record, representing approximately 66.8% of our total outstanding shares on record as of March 29, 2019.

To our knowledge, we are not owned or controlled, directly or indirectly, by another corporation, by any foreign government or by any other natural or legal persons, severally or jointly, except as disclosed in Item 6.E, “Directors, Senior Management and Employees—Share Ownership.”

We are not aware of any arrangement which may at a subsequent date result in a change of control of our Company.

B.	Related Party Transactions

Contractual Agreements with Affiliated Entities and their Shareholders

Historically, PRC laws and regulations limited foreign ownership of companies that engage in TV informercials and value-added telecommunications service business. Due to these restrictions, we operate our relevant business through contractual arrangements with our variable interest entities. For a description of these contractual arrangements, see “Item 4.C. Information on the Company—Organizational Structure.”

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

The exclusive partnership agreement was approved by our audit committee. As of the date of this Form 20-F, we had identified six products through OLMI. In 2016, 2017 and 2018, we had no transactions with OLMI and therefore no service fee and royalty fees or royalties were paid to OLMI.

Convertible Borrowing with Ryecor China Investment Limited

In October 2014, Ryecor China Investment Limited, or Ryecor, a company owned by the Mr. Roche, entered into an agreement with Shanghai e-Surer Financial Services Co., Ltd., or E-surer, whereby E-surer borrowed from Ryecor a RMB 20,000,000 convertible line of credit at 6% annual interest payable at maturity on August 22, 2018. Under the loan agreement, the line of credit up to RMB20.0 million is available to E-surer at any time until the maturity date. All or part of outstanding principle and interest may be converted into such amount of equity interest of E-surer that represents a percentage of equity ownership obtained by dividing the aggregate outstanding principal and unpaid accrued interest on the date of conversion, by RMB 100,000,000. The loan was secured by the 51% of E-surer’s equity interest in its wholly-owned subsidiary.

In September 2015, the Company entered into an assignment with Ryecor, pursuant to which Ryecor assigned to the Company all of its rights and delegated to the Company all of its obligation in exchange of a cash payment of $3,024,933 to Ryecor and Acorn Composite Corporation, Inc., which is also a company owned by Mr. Roche. The Assigned Contracts were personally guaranteed by Mr. Roche.

The loan matured on August 22, 2018 and management is negotiating with the borrower on a repayment plan. The loan continues to be personally guaranteed by Mr. Roche until fully repaid or converted, and the management believes the loan to be fully collectable.

As of the date of these financial statements, E-surer has not repaid the loan assigned to Acorn International. The Company continued to accrue interest on unpaid loan. As of December 31, 2017 and 2018, the loan advance was $3,587,204 and $3,597,392 respectively, which includes accrued interest of $183,785 and $184,395 in 2017 and 2018, respectively.

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

Under the Strategic Cooperation Framework Agreement, Acorn became Cachet’s preferred supplier for the sourcing of all amenities, textiles, other hotel goods as well as various furniture, fixtures and equipment for the hotels, restaurants, clubs and other types of properties managed by Cachet, subject to Acorn’s ability to procure the products satisfying Cachet’s requirements on commercially reasonable terms. Cachet is required to use best efforts to ensure that the owners of these properties purchase their products from Acorn.

The Secured Revolving Credit Agreement, as amended, entered into in connection with the Strategic Cooperation Framework Agreement provides a credit facility for Acorn to loan to Cachet up to $15.0 million at an interest rate of 8% per annum for amounts borrowed in USD and 10% for amounts borrowed in RMB, with each drawdown subject to Acorn’s consent in its sole and absolute discretion. The facility has a three-year term with two one-year renewal options. Cachet’s repayment of all loans under the credit facility are personally guaranteed by Mr. Roche. As of December 31, 2018, Acorn had approximately $20.1 million in cash and equivalents earning standard bank interest rates. The credit facility affords Acorn the opportunity to invest its cash reserves at above market rates and on preferential terms while also allowing it to use such support to strengthen its strategic relationship with Cachet. The largest amount outstanding under this credit facility up to April 15, 2019 was $13.9 million, and the amount outstanding as of April 15, 2019 was $13.9 million.

Arrangement Regarding Shared Services

The Company entered into an arrangement regarding shared services with Cachet Hotel Group Limited Cayman L.P., or Cachet, thereby forming Roche Enterprises Corporate Services, under which Roche Enterprises Corporate Services will provide or cause its affiliates to provide certain services to Cachet, the Company and potentially other affiliates. The services provided include financial and tax services, legal services, human resource services, administrative services, information and technology services, marketing and branding services. Each of the Company and Cachet will reimburse Roche Enterprises Corporate Services or its affiliates for certain costs in connection with this arrangement.

Inventory Purchase from IS Seafood

Shanghai Acorn Network Technology Development Co., Ltd entered into Seafood Purchase and Sale Contract with IS Seafood for the term of one year commencing from December 15, 2018 to December 14, 2017, which term may be automatically renewed till November 30, 2019, where the purchase by the Company exceeds RMB 1 million before November 2018. The Company entered into a strategic partnership with IS Seafood, an affiliate of our Chairman Mr. Roche, in October 2018. The partnership includes the appointment of IS Seafood to be the major supplier of imported fresh seafood to Acorn for its Acorn Fresh business.

Before October 2018, the Company had an insignificant amount of transactions with IS Seafood.

During 2016, 2017 and 2018, the Company purchased Iceland sourced seafood, such as cod, lobster, halibut and scampi, from IS Seafood in the amounts of $22,810, $2,656 and $495,276, respectively, to sell to Chinese consumers via the internet.

As of December 31, 2018, the Company has made an advance of $596,575 to IS Seafood for purchases of Iceland sourced seafood, such as cod, lobster, halibut and scampi, to sell to Chinese consumers via the internet.

Waiver of Debts

As of the end of year 2018, Shanghai HJX Digital Technology Limited waived the debts owed by Acorn Trade in an aggregate amount of approximately RMB202 million.

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

Share Options

See Item 6.B, “Directors, Senior Management and Employee—Compensation—Share Options”.

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

In March 2016, Shanghai Acorn Advertising Broadcasting Co., Ltd. filed a lawsuit against four advertisement companies registered in Beijing, Xi’an and Shanghai, respectively, requesting the defendants to repay deposits and advertising fees totaling RMB10, 226,490.06 previously paid by us. We also claimed that the defendants should be responsible for paying damages of RMB 2,157,442 in aggregate as well as attorney fees and other relevant expenses. The court has accepted our application to freeze the defendants’ assets on March 14, 2016. As of the date of this annual report, we reached a settlement agreement with an advertisement company registered in Beijing and all the outstanding and due payment owed to us has been paid in 2016. As of the date of this annual report, the court supported some of our claims against another advertisement company registered in Beijing, and after the second appealing such defendant has paid us RMB 887,250 in full supported by the court. In the case against an advertisement company registered in Xi’an, we reached a settlement with such defendant on November 2, 2016 and had applied to the court to enforce such settlement agreement. We received the settlement amount of RMB 3.7 million in 2018. In the case against an advertisement company registered in Shanghai, the court supported our claims for the full principal amount and damages equal to four times of bank loan interests counting since January 9, 2015 against such defendant. As of the date of this annual report, the defendant has not paid such principal and damages and we have applied for the enforcement of such payment.

In March 2016, Acorn Trade filed a lawsuit in Shanghai Xuhui District People’s Court against Henan Feifan Electronic Technology Co., Ltd., Mr. Li Dengke and Mr. Nie Yafei, claiming for payment for goods, in a sum of RMB2,319,790, together with the interest of RMB92,791.6 accrued to it and all relevant attorney fees and costs of preservation. The court has accepted our case and ordered to freeze the defendant’s assets. In February 20, 2017, the judgment issued by Shanghai Xuhui District People’s Court supported the principal amount and damages equal to bank loan interests counting from July 17, 2015 to June 15, 2017. Such payments have been made to the Company in full in March 2019.

In early 2016, Acorn Trade filed a lawsuit in Shanghai Xuhui District People’s Court against Nanjing Rongchuan Electronic Trade Co., Ltd. and Mr. Sun Shigong, claiming for payment for goods, in a sum of RMB3,228,009, together with the interest of RMB 129,120.36 accrued and the relevant penalty. In December 22, 2016, the court issued the first-instance judgment which supported all the claims raised by Acorn Trade. The defendants then appealed to Shanghai No.1 Intermediate People’s Court. The second-instance judgment issued by Shanghai No.1 Intermediate People’s Court affirmed all the claims raised by Acorn Trade. As of the date of this annual report, Acorn Trade has applied the court to enforce the judgment against the defendants.

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

In December 2017, SAIC, Shanghai Qingpu District branch issued two penalty payment notices of RMB1,500 and RMB21,500 respectively to Acorn Trade (Shanghai) Co., Ltd or Acorn Trade and Shanghai Network for the two companies publishing misleading advertisement online. Acorn Trade and Shanghai Network both have paid such penalty as of the date of this annual report.

We have in the past been, currently are, and in the future may again be, the subject of claims for contractual disputes, intellectual property right infringement or other claims during our course of business.

In August 2017, Beijing Zhong Wu Xian Display and Demonstration Co., Ltd., or Zhong Wu Xian, filed a lawsuit at the court of Qingpu district, Shanghai against Acorn Trade, claiming for processing and logistics fee of approximately RMB1.72 million with interest based on relevant bank loan rate, and litigation costs of RMB4, 040. The court opened for hearing on November 14, 2017. In November 2018, the court issued the first-instance judgment which supported all the claims raised by Zhong Wu Xian. Acorn Trade then appealed to No.2 Intermediate Court. Zhong Wu Xian and Acorn Trade reached a settlement on April 16, 2019. According to the settlement, Acorn Trade will pay RMB 1.28 million to Zhong Wu Xian before May 17, 2019.

Acorn Trade filed a lawsuit against China Great Wall Technology Group Limited on January 1, 2019 in Xuhui District Court for product defect, seeking compensation of about RMB 2.4 million, and the OEM filed a counter claim against Acorn Trade for outstanding payment of about RMB 230,000. The first hearing will be held on the 10th of May 2019.

Litigation against certain former directors for their misconducts during their service.

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

In connection with the settlement, our board formed a committee comprised of directors who our board determined were independent, namely Mr. William Liang (who has since resigned from the Board without any subsequent replacement on this committee), Mr. Cosimo Borrelli (resigned on July 17, 2017) and Mr. David Leung, to evaluate and consider any actions to be taken by our Company in connection the settlement and the terms thereof as they may apply to our Company (including potential conditions to any company action, the consideration to be received by our Company and measures designed to protect the interests of our Company and its other shareholders). As of the date of this annual report, the settlement has been fully paid.

On December 1, 2016, Acorn International, Inc., or Acorn International, brought a lawsuit against three former directors, namely Andrew Y. Yan, Gordon Xiaogang Wang, and Jing Wang for their misconduct, alleging that three defendants had breached their fiduciary duties and were responsible for alleged misconduct in and/or mismanagement of Acorn international's business resulting from the wrongful removal of Mr. Roche as Acorn International's chief executive officer, exposing Acorn international to breach of contract claims, refusing to pursue valuable business opportunities and wrongful termination of certain employees resulting in unnecessary severance costs. The relief sought consisted of (1) initial monetary damage claims comprised of US dollar denominated damages of approximately $26,326,389.76, and Renminbi denominated damages of approximately RMB120,045,222, (2) costs and (3) such further or other relief as the court considers just. On July 28, 2017, we have entered into a settlement agreement with REL, the Former Directors and SAIF. Pursuant to such settlement agreement, all parties thereto would, among other things, discontinue and/or withdraw all claims, counterclaims and taxation proceedings in the Cayman Islands Court related to the above mentioned matters. An agreement was also reached for the Company to repurchase all of the ordinary shares of the Company owned by SAIF, representing 27.7% of the total outstanding ordinary shares of the Company, for the purchase price of approximately $4.17 million, the equivalent of $4.05 per ADS. The purchase price represents an approximately 60.5%, 64.8% and 62.8% discount to the closing price of the Company’s ADSs based on the 30-day, 60-day and 90-day moving average, respectively. The repurchased shares have already been cancelled.

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

Dividend Policy

We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. In 2016 and 2017, we did not declare any dividends. In 2018, we paid a one-time cash dividend on the Company’s ordinary shares of $0.75 per ordinary share. This cash dividend was paid on June 22, 2018 to shareholders of record on June 4, 2018. The aggregate amount of cash dividends paid was approximately $40 million.

A Cayman Islands company may pay dividends out of its profits, retained earnings and/or its share premium account (or any combination of these). When declaring a dividend, the directors must be satisfied that the company can pay its debts as they fall due. Subject to applicable laws of the Cayman Islands, our board of directors has complete discretion on whether to pay dividends, Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future results of operations, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends, we will pay our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

Current regulations in China permit our PRC subsidiaries to pay dividends to us only out of their respective accumulated distributable profits, if any, determined in accordance with their articles of association and PRC accounting standards and regulations. The ability of these subsidiaries to pay dividends and other payments to us may be restricted by factors that include changes in applicable foreign exchange laws and other laws and regulations. In particular, under Chinese law, these operating subsidiaries may distribute their profits only after the losses incurred in previous accounting years have been offset, and they may only pay dividends after 10% of their net profit has been set aside as reserve funds, unless such reserves have reached at least 50% of their respective registered capital. Such reserve funds may not be distributed as cash dividends. In addition, if any of our 11 PRC operating subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us.

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

The following is a summary of the material Cayman Islands, People’s Republic of China and U.S. federal income tax consequences relevant to an investment in our ADSs and ordinary shares. The summary is not intended to be, nor should it be construed as, legal or tax advice to any particular prospective purchaser. The summary is based on laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change or different interpretations, possibly with retroactive effect. The summary does not address U.S. state or local tax laws, or tax laws of jurisdictions other than the Cayman Islands, People’s Republic of China and the United States. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Walkers (Singapore) Limited Liability Partnership, special Cayman Islands counsel to us. You should consult your own tax advisors with respect to the consequences of acquisition, ownership and disposition of our ADSs and ordinary shares.

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

Pursuant to Section 6 of the Tax Concessions Law (1999 Revision) of the Cayman Islands, we have obtained an undertaking from the Governor in Cabinet of the Cayman Islands:

(1)	that no law which is enacted in the Cayman Islands imposing any tax or duty to be levied on profits or income or gains or appreciation shall apply to us or our operations; and

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

We believe we were classified as a PFIC for U.S. federal income tax purposes in the taxable year ended December 31, 2018. Although we intend to conduct our business activities in a manner to reduce the risk of our classification as a PFIC in the future, we currently hold, and expect to continue to hold, a substantial amount of cash and other passive assets, and, because the value of our assets is likely to be determined in large part by reference to the market prices of our ADSs and ordinary shares, which are likely to fluctuate, there can be no assurance that we will not continue to be classified as a PFIC for the 2019 taxable year or any future taxable year.

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

Alternatively, you can make a qualified electing fund or “QEF” election to include annually your pro rata share of our earnings and net capital gains currently in income each year, regardless of whether or not dividend distributions are actually distributed. This means you could have a tax liability for the earnings or gain without a corresponding receipt of cash. Your basis in your ADSs or ordinary shares will be increased to reflect the amount of the taxed but undistributed income. Distributions of income that had previously been taxed will result in a corresponding reduction of basis in the ADSs or ordinary shares and will not be taxed again as a distribution to you. To make a QEF election you will need to have an annual information statement from the PFIC setting forth the earnings and capital gains for the taxable year.

Since we believe we were classified as a PFIC for the 2018 taxable year, we may arrange to provide a PFIC annual information statement (including information for lower tier PFICs) to U.S. Holders upon their request. We may post this 2018 statement on our corporate website in the “Investor Relations” section. Information contained on our website does not constitute a part of this annual report. If not posted on our corporate website, you would have to contact us to make a request. If you decide to make a QEF election, it must be made on or before the due date for filing your U.S. federal income tax return (including extensions) for the 2018 taxable year or the first year to which the QEF election will apply.

You are urged to consult your own tax advisor concerning the making of such a QEF election and in particular with regard to the application of the “excess distribution” rules to you on any gain realized on the disposition or deemed disposition of your ADSs or ordinary shares, regardless of whether we continue to be a PFIC in the year in which you receive an “excess distribution” or dispose of or are deemed to dispose of your ADSs or ordinary shares should you not make the QEF election with respect to the 2018 taxable year.

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

U.S. Information Reporting and Backup Withholding Rules

In general, dividend payments with respect to the ADSs and ordinary shares and the proceeds received on the sale or other disposition of ADSs and ordinary shares may be subject to information reporting to the IRS and to backup withholding (currently imposed at a rate of 24%). Backup withholding will not apply, however, if you provide a taxpayer identification number, certify as to no loss of exemption from backup withholding and otherwise comply with the applicable backup withholding rules. To establish your status as an exempt person, you will generally be required to provide certification on IRS Form W-9. Any amounts withheld from payments to you under the backup withholding rules that exceed your U.S. federal income tax liability will be allowed as a refund or a credit against your U.S. federal income tax liability, provided that you timely furnish the required information to the IRS. Certain individuals holding ordinary shares or ADSs other than in an account at a U.S. financial institution may be subject to additional information reporting requirements.

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

Interest Rate Risk

As of December 31, 2018, we did not have any outstanding borrowing balance. If we borrow money in future periods, we may be exposed to interest rate risk. We believe our exposure to interest rate risk and other relevant market risks is not material.

Inflation

Inflation in China has not materially affected our results of operations in recent years. According to the National Bureau of Statistics of China, the change of consumer price index in China was 2.0%, 1.6% and 2.1% in 2016, 2017 and 2018, respectively.

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

From January 1, 2018 to April 25, 2019, we did not receive any reimbursement from the depositary.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

The rights of securities holders have not been materially modified.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of the end of the period covered by this annual report, Our management, with the participation of our chief executive officer and our chief financial officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) under the Exchange Act) at December 31, 2018. Based on that evaluation, our CEO and CFO concluded that our disclosure controls and procedures were effective as of December 31, 2018.

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

Under the supervision and with the participation of our chief executive officer and chief financial officer, our management conducted an assessment of the effectiveness of internal control over financial reporting as of December 31, 2018 based on the criteria established in Internal Control — Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our management’s assessment, we concluded that our internal control over financial reporting was effective as of December 31, 2018.

Remediation and Changes in Internal Control over Financial Reporting

There have not been any changes in our internal control over financial reporting in the year ended December 31, 2018, which have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our audit committee is comprised of Ms. Jenny Hseau-Jean Wang, Mr. Eric Haibing Wu, and Mr. Urs P Zimmerman. Ms. Jenny Hseau-Jean Wang is the chairman of our audit committee who is qualified as an “audit committee financial expert” as defined in Item 401(h) of Regulation S-K under the Securities Act based on her finance and accounting experience as described under Item 6.A – “Directors, Senior Management and Employees – Directors and Senior Management.” Each of these directors satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE and Rule 10A-3 under the Exchange Act.

ITEM 16B.	CODE OF ETHICS

Our board of directors has adopted a code of ethics, which is applicable to our senior executive and financial officers. Our code of ethics for the Senior Executive and Financial Officers is publicly available on our website at http://www.acorninternationalgroup.com/. In addition, our board of directors has adopted a code of business conduct and ethics, which is applicable to all of our directors, officers and employees, and is filed as an exhibit to our registration statement on Form F-1 (No. 333-141860). We also will post any amendments to or waivers from a provision of our code of ethics for our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions on our website.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by specified category in connection with certain professional services rendered by Grant Thornton, our principal external auditors, for the periods indicated. We did not pay any other fees to our auditors during the periods indicated below.

	2017	2018
Audit fees(1)	$252,140	$248,522
Audit-related fees(2)	—	—
Tax fees(3)	33,091	—
All other fees	—	—

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our principal auditors for the assurance and related services. The audit fee for 2018 mainly represents audit and review of financial statements.

(2)	Audit-related fees represent aggregate of fees billed for professional services rendered for the assurance and related services that are not reported under audit fees.

(3)	“Tax fees” includes fees billed for tax consultations.

The policy of our audit committee is to pre-approve all auditing services and permitted non-audit services to be performed for us by our independent auditor, including the fees and terms thereof (subject to the de minimums exceptions for non-audit services described in Section 10A(i)(l)(B) of the Exchange Act which are approved by the audit committee prior to the completion of the audit).

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Share Repurchase Program

On December 8, 2015, the board of directors of the Company (the “Board”) approved the implementation of a share buyback plan (“Prior Plan”).

The Board further approved an adjustment to the Prior Plan on August 8, 2016, to the effect that the Company may repurchase up to US$4 million worth of its ADSs for a per ADS purchase price not exceeding US$10.00, until the earlier of (i) January 31, 2017; and (ii) the date the aggregate repurchases under the Prior Plan reached a total of US$4 million.

On February 1, 2017, the Board extended the Prior Plan for another year, such that the Company was authorized to repurchase up to the remaining portion of the previously authorized US$4 million worth of ADSs, i.e., US$2,071,953.73 worth of its ADSs, for a per ADS purchase price not exceeding US$10.00, with a daily limit of not exceeding the 10b-18 daily max, until the earlier of (i) January 31, 2018; and (ii) the date the aggregate repurchases under the Prior Plan reach a total of US$4 million.

In March 2017, the Board management temporarily suspended repurchases under the Prior Plan;

On December 8, 2017, the Board terminated the Prior Plan and set up a new share buyback plan (the “New Plan”) on the following terms: (i) the Company may repurchase up to US$2 million worth of ADSs for a per ADS purchase price not exceeding US$22.00, with a daily limit not to exceed the 10b-18 daily max, until the earlier of (i) December 31, 2018; and (ii) the date the aggregate repurchases under the New Plan reach a total of US$2 million worth of ADSs.

The New Plan has terminated on November 1, 2018 when the aggregate repurchases thereunder reached a total of US$2 million worth of ADSs. Under the New Plan, we had repurchased an aggregate of 100,342 ADSs, representing 2,006,840 underlying ordinary shares, on the open market for total cash consideration of approximately $2 million. The repurchased ADSs are currently held by our subsidiary China DRTV as treasury stock.

Additional Repurchases

On February 6, 2017, China DRTV repurchased 40,334 ADSs, representing 806,699 ordinary shares from Mr. Tadashi Nakamura for of the purchase price of approximately $306,744, at US$ 7.6051 per ADS.

On August 3, 2017, the Company repurchased 20,591,970 ordinary shares from SB Asia Investment Fund II, L.P. for the purchase price of approximately $4.17 million, at US$ 4.05 per ADS.

The table below details our purchases of our own equity securities pursuant to the Prior Plan and the New Plan:

Period	Total Number of ADS purchased	Average Share Price Paid Per ADS	Total Number of ADS Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Amount that May Yet be Purchased Under the Plans or Program
03/2016	4,196	4.4608	4,196	—
04/2016	8,809	4.3566	8,809	—
08/2016	55,617	7.3494	55,617	—
09/2016	71,941	8.3443	71,941	—
10/2016	24,847	9.1781	24,847	—
11/2016	16,746	8.0407	16,746	—
12/2016	14,057	7.2434	14,057	—
01/2017	11,476	8.7484	11,476	—
02/2017	1,400	9.1623	1,400	—
03/2017	9,526	8.9918	9,526	—
12/2017	1,162	16.8010	1,162	—
01/2018	11,564	19.7995	11,564	—
02/2018	7,092	19.6013	7,092	—
03/2018	7,393	19.5445	7,393	—
04/2018	1,860	20.3765	1,860	—
05/2018	—	—	—	—
06/2018	—	—	—	—
07/2018	28,205	20.3885	28,205	—
08/2018	26,625	19.4632	26,625	—
09/2018	10,237	20.0201	10,237	—
10/2018	5,860	20.4685	5,860
11/2018	344	20.2413	344	—
12/2018	—	—	—	—
Total	318,957	11.6774	318,957	—

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

As a foreign private issuer with shares listed on the NYSE, we are subject to corporate governance requirements imposed by the NYSE. Under Section 303A of the NYSE’s Listed Company Manual, NYSE listed non-US companies may, in general, follow their home country corporate governance practices in lieu of some of the NYSE corporate governance requirements. We are committed to a high standard of corporate governance. As such, we endeavor to comply with most of the NYSE corporate governance practices. However, the following are the ways in which our current corporate governance practices differ from NYSE corporate governance requirements since the laws of Cayman Islands do not require such compliance:

•	Our corporate governance and nominating committee of our board of directors is not comprised entirely of independent directors.

•	Our compensation committee of our board of directors is not comprised entirely of independent directors.

•	The NYSE Manual requires shareholder approval for certain matters, such as requiring that shareholders must be given the opportunity to vote on all equity compensation plans and material revisions to those plans, which is not required under the Cayman Islands law. We intend to comply with the requirements of Cayman Islands law only in determining whether shareholder approval is required.

We may in the future determine to voluntarily comply with one or more of the foregoing provisions as required by NYSE’s Listed Company Manual.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report.

ITEM 19.	EXHIBITS

EXHIBITS INDEX

Exhibit
Number	Description
1.1	Amended and Restated Memorandum and Articles of Association of Acorn International, Inc. (incorporated by reference to Exhibit 3.2 of the Company’s Registration Statement on F-1 registration (File No. 333-141860), as amended, initially filed with the Securities and Exchange Commission on April 3, 2007), as amended by shareholder resolutions (incorporated by reference to Proposal 4 in the Proxy Statement filed as Exhibit 99.2 of the Company’s Form 6-K filed with the Securities and Exchange Commission on October 16, 2015)

2.1	Specimen American Depositary Receipt (included in Exhibit 2.33)

2.2	Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 of the Company’s Registration Statement on F-1 registration (File No. 333-141860), as amended, initially filed with the Securities and Exchange Commission on April 27, 2007)

2.33	Form of Deposit Agreement among Acorn International, Inc., Citibank, N.A., and holders and beneficial owners of American Depositary Shares issued thereunder (incorporated by reference to the Company’s Registration Statement on Form F-6 (File No. 333-142177), which was filed with the Securities and Exchange Commission with respect to American depositary shares representing ordinary shares on April 17, 2007)

4.1	Form of Indemnification Agreement with the directors of Acorn International, Inc. (incorporated by reference to Exhibit 10.3 of the Company’s Registration Statement on F-1 registration (File No. 333-141860), as amended, initially filed with the Securities and Exchange Commission on April 3, 2007)

4.2	Form of Employment Agreement of Acorn International, Inc. (incorporated by reference to Exhibit 10.4 of the Company’s Registration Statement on F-1 registration (File No. 333-141860), as amended, initially filed with the Securities and Exchange Commission on April 3, 2007)

4.3	Loan Agreement undated, by and among Acorn Trade (Shanghai) Co., Ltd., Kuan Song and Pan Zong (incorporated by reference to Exhibit 4.5 of the Company’s annual report on Form 20-F, filed with the Securities and Exchange Commission on May 16, 2016)

4.4	Exclusive Technical Service Agreement undated, by and between Acorn Trade (Shanghai) Co., Ltd. and Beijing HJX Technology Development Co., Ltd. (incorporated by reference to Exhibit 4.6 of the Company’s annual report on Form 20-F, filed with the Securities and Exchange Commission on May 16, 2016)

4.5	Operation and Management Agreement undated, by and among Acorn Trade (Shanghai) Co., Ltd., Beijing HJX Technology Development Co., Ltd., Kuan Song and Pan Zong (incorporated by reference to Exhibit 4.7 of the Company’s annual report on Form 20-F, filed with the Securities and Exchange Commission on May 16, 2016)

4.6	Equity Pledge Agreement undated, by and among Acorn Trade (Shanghai) Co., Ltd., Kuan Song and Pan Zong in connection with shares of Beijing HJX Technology Development Co., Ltd. (incorporated by reference to Exhibit 4.8 of the Company’s annual report on Form 20-F, filed with the Securities and Exchange Commission on May 16, 2016)

4.7	Exclusive Purchase Agreement undated, by and among Acorn Trade (Shanghai) Co., Ltd., Kuan Song, Pan Zong and Beijing HJX Technology Development Co., Ltd. (incorporated by reference to Exhibit 4.9 of the Company’s annual report on Form 20-F, filed with the Securities and Exchange Commission on May 16, 2016)

4.8	Power of Attorney undated, issued by Kuan Song and Pan Zong in favor of a designee of Acorn Trade (Shanghai) Co., Ltd. in connection with Beijing HJX Technology Development Co., Ltd. (incorporated by reference to Exhibit 4.10 of the Company’s annual report on Form 20-F, filed with the Securities and Exchange Commission on May 16, 2016)

4.9	Termination Agreement undated, by and among Shanghai HJX Digital Technology Co., Ltd., Kuan Song, Pan Zong, Beijing HJX Technology Development Co., Ltd., Acorn Trade (Shanghai) Co., Ltd. and Weiji Gao in connection with the termination of prior contractual arrangements regarding Beijing HJX Technology Development Co., Ltd. (incorporated by reference to Exhibit 4.11 of the Company’s annual report on Form 20-F, filed with the Securities and Exchange Commission on May 16, 2016)

4.10	Letter of Consent undated, issued by Kai Wang (incorporated by reference to Exhibit 4.12 of the Company’s annual report on Form 20-F, filed with the Securities and Exchange Commission on May 16, 2016)

4.11	Loan Agreement dated May 27, 2015, by and among Acorn Information Technology (Shanghai) Co., Ltd., Kuan Song and Pan Zong (incorporated by reference to Exhibit 4.13 of the Company’s annual report on Form 20-F, filed with the Securities and Exchange Commission on May 16, 2016)

4.12	Exclusive Technical Service Agreement dated May 27, 2015, by and between Acorn Information Technology (Shanghai) Co., Ltd. and Beijing Acorn Trade Co., Ltd. (incorporated by reference to Exhibit 4.14 of the Company’s annual report on Form 20-F, filed with the Securities and Exchange Commission on May 16, 2016)

4.13	Operation and Management Agreement dated May 27, 2015, by and among Acorn Information Technology (Shanghai) Co., Ltd., Beijing Acorn Trade Co., Ltd., Kuan Song and Pan Zong (incorporated by reference to Exhibit 4.15 of the Company’s annual report on Form 20-F, filed with the Securities and Exchange Commission on May 16, 2016)

4.14	Equity Pledge Agreement dated May 27, 2015, by and among Acorn Information Technology (Shanghai) Co., Ltd., Kuan Song and Pan Zong in connection with shares of Beijing Acorn Trade Co., Ltd. (incorporated by reference to Exhibit 4.16 of the Company’s annual report on Form 20-F, filed with the Securities and Exchange Commission on May 16, 2016)

4.15	Exclusive Purchase Agreement dated May 27, 2015, by and among Acorn Information Technology (Shanghai) Co., Ltd., Kuan Song, Pan Zong and Beijing Acorn Trade Co., Ltd. (incorporated by reference to Exhibit 4.17 of the Company’s annual report on Form 20-F, filed with the Securities and Exchange Commission on May 16, 2016)

4.16	Power of Attorney dated May 27, 2015, issued by Kuan Song and Pan Zong in favor of a designee of Acorn Information Technology (Shanghai) Co., Ltd. in connection with Beijing Acorn Trade Co., Ltd. (incorporated by reference to Exhibit 4.18 of the Company’s annual report on Form 20-F, filed with the Securities and Exchange Commission on May 16, 2016)

4.17	Termination Agreement dated May 27, 2015, by and among Acorn Information Technology (Shanghai) Co., Ltd., Dongjie Yang, Weiguo Ge, Beijing Acorn Trade Co., Ltd., Kuan Song and Pan Zong in connection with the termination of prior contractual arrangements regarding Beijing Acorn Trade Co., Ltd. (incorporated by reference to Exhibit 4.19 of the Company’s annual report on Form 20-F, filed with the Securities and Exchange Commission on May 16, 2016)

4.18	Letter of Consent dated May 27, 2015, issued by Kai Wang (incorporated by reference to Exhibit 4.20 of the Company’s annual report on Form 20-F, filed with the Securities and Exchange Commission on May 16, 2016)

4.19	Loan Agreement dated May 27, 2015, by and among Acorn Information Technology (Shanghai) Co., Ltd., Kuan Song and Pan Zong (incorporated by reference to Exhibit 4.21 of the Company’s annual report on Form 20-F, filed with the Securities and Exchange Commission on May 16, 2016)

4.20	Exclusive Technical Service Agreement dated May 27, 2015, by and between Acorn Information Technology (Shanghai) Co., Ltd. and Shanghai Acorn Network Technology Development Co., Ltd. (incorporated by reference to Exhibit 4.22 of the Company’s annual report on Form 20-F, filed with the Securities and Exchange Commission on May 16, 2016)

4.21	Operation and Management Agreement dated May 27, 2015, by and among Acorn Information Technology (Shanghai) Co., Ltd., Shanghai Acorn Network Technology Development Co., Ltd., Kuan Song and Pan Zong (incorporated by reference to Exhibit 4.23 of the Company’s annual report on Form 20-F, filed with the Securities and Exchange Commission on May 16, 2016)

4.22	Equity Pledge Agreement dated May 27, 2015, by and among Acorn Information Technology (Shanghai) Co., Ltd., Kuan Song and Pan Zong in connection with shares of Shanghai Acorn Network Technology Development Co., Ltd. (incorporated by reference to Exhibit 4.24 of the Company’s annual report on Form 20-F, filed with the Securities and Exchange Commission on May 16, 2016)

4.23	Exclusive Purchase Agreement dated May 27, 2015, by and among Acorn Information Technology (Shanghai) Co., Ltd., Kuan Song, Pan Zong and Shanghai Acorn Network Technology Development Co., Ltd. (incorporated by reference to Exhibit 4.25 of the Company’s annual report on Form 20-F, filed with the Securities and Exchange Commission on May 16, 2016)

4.24	Power of Attorney dated May 27, 2015, issued by Kuan Song and Pan Zong in favor of a designee of Acorn Information Technology (Shanghai) Co., Ltd. in connection with Shanghai Acorn Network Technology Development Co., Ltd. (incorporated by reference to Exhibit 4.26 of the Company’s annual report on Form 20-F, filed with the Securities and Exchange Commission on May 16, 2016)

4.25	Termination Agreement dated May 27, 2015, by and among Acorn Information Technology (Shanghai) Co., Ltd., Dongjie Yang, Weiguo Ge, Shanghai Acorn Network Technology Development Co., Ltd., Kuan Song and Pan Zong in connection with the termination of prior contractual arrangements regarding Shanghai Acorn Network Technology Development Co., Ltd. (incorporated by reference to Exhibit 4.27 of the Company’s annual report on Form 20-F, filed with the Securities and Exchange Commission on May 16, 2016)

4.26	Letter of Consent dated May 27, 2015, issued by Kai Wang (incorporated by reference to Exhibit 4.28 of the Company’s annual report on Form 20-F, filed with the Securities and Exchange Commission on May 16, 2016)

4.27	Settlement Agreement between the Company, Acorn Composite Corporation, Inc. and Robert W. Roche (incorporated by reference to Exhibit 4.37 of the Company’s annual report on Form 20-F, filed with the Securities and Exchange Commission on May 16, 2016)

4.28	Transitional Services and Separation Agreement between Mr. Don Dongjie Yang, the Company and D.Y. Capital Inc. dated May 27, 2015 (incorporated by reference to Exhibit 4.38 of the Company’s annual report on Form 20-F, filed with the Securities and Exchange Commission on May 16, 2016)

4.29	Form of Employment Agreement with Management (incorporated by reference to Exhibit 4.39 of the Company’s annual report on Form 20-F, filed with the Securities and Exchange Commission on May 16, 2016)

4.30	Deed of Settlement by and among the Company, Roche Enterprises Ltd., Mr. Andrew Yan, Gordon Xiaogang Wang, and Jing Wang, and SB Asia Investment Fund II L.P., dated July 28, 2017 (incorporated by reference to Exhibit 4.38 of the Company’s annual report on Form 20-F, filed with the Securities and Exchange Commission on May 15, 2018)

4.31	Strategic Cooperation Framework Agreement between the Company and Cachet Hotel Group Limited Cayman L.P., dated November 20, 2017 (incorporated by reference to Exhibit 4.39 of the Company’s annual report on Form 20-F, filed with the Securities and Exchange Commission on May 15, 2018)

4.32[1]	Share sale and purchase agreement between China DRTV, Inc. and Hong Kong Red Star Macalline Universal Home Furnishings Limited, dated March 28, 2018 (incorporated by reference to Exhibit 4.40 of the Company’s annual report on Form 20-F, filed with the Securities and Exchange Commission on May 15, 2018)

8.1	List of Subsidiaries

11.1	Code of Business Conduct and Ethics of Acorn (incorporated by reference to Exhibit 99.1 of the Company’s Registration Statement on F-1 registration (File No. 333-141860), as amended, initially filed with the Securities and Exchange Commission on April 3, 2007)

12.1	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

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

Date: April 30, 2019

ACORN INTERNATIONAL, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF

ACORN INTERNATIONAL, INC.

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of Acorn International, Inc. and its subsidiaries and variable interest entities (the “Company”) as of December 31, 2017 and 2018, and the related consolidated statements of operations, comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2018, and the related notes and financial statement schedules (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

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

Shanghai, China

April 30, 2019

ACORN INTERNATIONAL, INC.

CONSOLIDATED BALANCE SHEETS

(In US dollars, except share data)

	December 31,
	2017	2018

Assets
Current assets:
Cash and cash equivalents	$21,019,834	$20,143,783
Restricted cash	78,051	76,243
Accounts receivable, net of allowance for doubtful accounts of $3,978,604 and $4,023,663 as of December 31, 2017 and 2018, respectively	1,442,750	3,637,114
Inventory, net	1,516,283	1,694,249
Other prepaid expenses and current assets	4,030,812	7,342,215
Advance to related party supplier	—	596,575
Current portion of convertible loan receivable	3,587,204	—
Loan receivable	—	3,597,392
Held-for-sale assets	—	2,881,370
Total current assets	31,674,934	39,968,941
Property and equipment, net	4,037,294	1,016,507
Held-for-sale assets	17,022,630	—
Available-for-sale securities	44,479,922	38,858,216
Loan to related party	3,628,415	10,050,054
Other long-term assets	64,176	243,236

Total assets	$100,907,371	$90,136,954
Liabilities and equity
Current liabilities:
Accounts payable	$2,100,933	$2,086,958
Dividend payable	—	174,658
Accrued expenses and other current liabilities	8,643,756	12,874,097
Income taxes payable	353,635	2,192,540
Deferred revenue	512,009	174,826
Total current liabilities	11,610,333	17,503,079
Deferred tax liability, net	1,952,990	630,574

Total liabilities	13,563,323	18,133,653

Commitments and contingencies (Note 17)
Equity:
Acorn International, Inc. shareholders’ equity:
Ordinary shares ($0.01 par value; 100,000,000 shares authorized 91,884,402 and 91,884,402 shares issued and 53,602,810 and 51,619,218 shares outstanding as of December 31, 2017 and 2018, respectively)	918,844	918,844
Additional paid-in capital	161,962,670	121,962,650
Accumulated deficits	(110,526,573)	(79,399,389)
Accumulated other comprehensive income	60,968,963	56,507,394
Treasury stock, at cost (38,281,592 and 40,265,184 shares as of December 31, 2017 and 2018, respectively)	(26,335,296)	(28,320,324)

Total Acorn International, Inc. shareholders’ equity	86,988,608	71,669,175
Non-controlling interests	355,440	334,126

Total equity	87,344,048	72,003,301

Total liabilities and equity	$100,907,371	$90,136,954

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

	December 31,
	2017	2018

Assets of consolidated VIEs:
Current assets:
Cash and cash equivalents	$1,425,629	$2,516,248
Restricted cash	78,051	76,243
Accounts receivable, net of allowance for doubtful accounts of $255,596 and $242,767 as of December 31, 2017 and 2018, respectively	211,272	149,853
Inventory, net	41,539	326,734
Other prepaid expenses and current assets	1,380,911	2,173,369
Held-for-sale assets	—	159,573
Deferred tax assets, net	426,577	406,129
Total current assets	3,563,979	5,808,149
Property and equipment, net	1,058,704	717,672
Total assets of consolidated VIEs	$4,622,683	$6,525,821

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

	December 31,
	2017	2018

Liabilities of consolidated VIEs:
Current liabilities:
Accounts payable	$159,383	$328,265
Accrued expenses and other current liabilities	947,890	592,360
Deferred revenue	293,806	174,826
Income taxes payable	439,326	435,100
Total liabilities of consolidated VIEs	$1,840,405	$1,530,551

The accompanying notes are an integral part of these consolidated financial statements.

ACORN INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In US dollars, except share data)

	For the years ended December 31,
	2016	2017	2018

Revenues:
Direct sales, net	$13,361,915	$18,942,436	$23,644,697
Distribution sales, net	3,116,540	1,347,851	4,800,328

Total revenues, net	16,478,455	20,290,287	28,445,025

Cost of revenues:
Direct sales	2,352,556	5,244,490	6,648,933
Distribution sales	2,877,620	827,495	1,559,922

Total cost of revenues	5,230,176	6,071,985	8,208,855

Gross profit	11,248,279	14,218,302	20,236,170

Operating (expenses) income
Advertising expenses	(23,701)	—	—
Other selling and marketing expenses	(7,037,783)	(10,114,870)	(11,913,375)
General and administrative expenses	(14,153,048)	(9,759,145)	(7,551,677)
Other operating income, net	7,607,334	1,473,055	2,136,263

Total operating expenses	(13,607,198)	(18,400,960)	(17,328,789)

(Loss) income from continuing operations	(2,358,919)	(4,182,658)	2,907,381
Interest expense	—	—	(95)
Interest income	466,530	533,622	400,439
Other income (expenses), net	17,671,023	11,638,843	32,564,328

Income from continuing operations before income taxes and equity in losses of affiliates	15,778,634	7,989,807	35,872,053
Income tax (expense) benefit	(4,592,783)	7,864,545	(3,187,421)
Income from continuing operations before equity in losses of affiliates	11,185,851	15,854,352	32,684,632

Discontinued operations :
Loss from discontinued operations	(6,909,067)	(3,474,506)	(1,236,984)
Loss from discontinued operations before equity in losses of affiliates	(6,909,067)	(3,474,506)	(1,236,984)

Equity in losses of affiliates	(868,121)	—	(324,900)

Net income	3,408,663	12,379,846	31,122,748
Net loss attributable to non-controlling interests	(29,707)	(4,457)	(4,436)

Net income attributable to Acorn International, Inc.	$3,438,370	$12,384,303	$31,127,184
Income (loss) per ordinary share:
Basic and diluted	$0.05	$0.19	$0.60
—Continuing operations	0.14	0.24	0.62
—Discontinued operations	(0.09)	(0.05)	(0.02)
Shares used in calculating income (loss) per ordinary share:
Basic and diluted	75,600,700	65,836,869	52,546,325

Includes share-based compensation related to:
General and administrative expenses	$658,000	$25,000	$—

The accompanying notes are an integral part of these consolidated financial statements.

ACORN INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(In US dollars, except share data)

	For the years ended December 31,
	2016	2017	2018

Net income	$3,408,663	$12,379,846	$31,122,748
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	(27,222,102)	11,167,377	(988,967)
Net unrealized loss of available-for-sale securities, net of tax of $(18,172,231), $(10,347,637) and $(1,163,160) in 2016, 2017 and 2018, respectively	(54,516,694)	(31,042,912)	(3,489,480)

Comprehensive income (loss)	(78,330,133)	(7,495,689)	26,644,301
Comprehensive income (loss) attributable to non-controlling interest	(53,364)	16,307	(21,314)

Comprehensive income (loss) attributable to Acorn International, Inc.	(78,276,769)	(7,511,996)	26,665,615

The accompanying notes are an integral part of these consolidated financial statements.

ACORN INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In US dollars, except share data)

	Acorn International, Inc. shareholders’ equity
	Ordinary shares		Additional paid-in	Accumulated	Accumulated other comprehensive	Treasury stock, at cost			Non-controlling	Total
	Shares	Amount	capital	deficits	income	Shares	Amount	Total	interests	equity
Balance at January 1, 2016	89,018,518	$890,185	$161,308,330	$(126,349,246)	$162,580,400	(12,487,383)	$(20,109,451)	$178,320,218	$392,497	$178,712,715
Net income (loss)	—	—	—	3,438,370	—	—	—	3,438,370	(29,707)	3,408,663
Foreign currency translation adjustments	—	—	—	—	(27,198,445)	—	—	(27,198,445)	(23,657)	(27,222,102)
Net unrealized loss of available-for-sale securities	—	—	—	—	(54,516,694)	—	—	(54,516,694)	—	(54,516,694)
Exercise of restricted share units	2,800,000	28,000	(28,000)	—	—	—	—	—	—	—
Share-based compensation	—	—	658,000					658,000		658,000
Share buy-back and cancellation	—	—	—	—	—	(3,924,260)	(1,530,895)	(1,530,895)	—	(1,530,895)

Balance at December 31, 2016	91,818,518	$918,185	$161,938,330	$(122,910,876)	$80,865,261	(16,411,643)	$(21,640,346)	$99,170,554	$339,133	$99,509,687
Net income (loss)	—	—	—	12,384,303	—	—	—	12,384,303	(4,457)	12,379,846
Foreign currency translation adjustments	—	—	(1)	—	11,146,614	—	—	11,146,613	20,764	11,167,377
Net unrealized loss of available-for-sale securities	—	—	—	—	(31,042,912)	—	—	(31,042,912)	—	(31,042,912)
Exercise of restricted share units	65,884	659	(659)	—	—	—	—	—	—	—
Share-based compensation expenses	—	—	25,000	—	—	—	—	25,000	—	25,000
Share buy-back	—	—	—	—	—	(21,869,949)	(4,694,950)	(4,694,950)	—	(4,694,950)

Balance at December 31, 2017	91,884,402	$918,844	$161,962,670	$(110,526,573)	$60,968,963	(38,281,592)	$(26,335,296)	$86,988,608	$355,440	$87,344,048
Net income (loss)	—	—	—	31,127,184	—	—	—	31,127,184	(4,436)	31,122,748
Dividend appropriation	—	—	(40,000,020)	—	—	—	—	(40,000,020)	—	(40,000,020)
Foreign currency translation adjustments	—	—	—	—	(972,089)	—	—	(972,089)	(16,878)	(988,967)
Net unrealized loss of available-for-sale securities	—	—	—	—	(3,489,480)	—	—	(3,489,480)	—	(3,489,480)
Share buy-back	—	—	—	—	—	(1,983,592)	(1,985,028)	(1,985,028)	—	(1,985,028)

Balance at December 31, 2018	91,884,402	918,844	121,962,650	(79,399,389)	56,507,394	(40,265,184)	(28,320,324)	71,669,175	334,126	72,003,301

The accompanying notes are an integral part of these consolidated financial statements.

ACORN INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In US dollars, except share data)

	For the years ended December 31,
	2016	2017	2018

Operating activities:
Net income	$10,317,730	$15,854,352	$32,359,732
Adjustments to reconcile net income to net cash used in operating activities:
Share-based compensation	658,000	25,000	—
Equity in losses of affiliates	868,121	—	324,900
Bad debt expense (recoveries)	(187,193)	149,858	372,272
Inventory write-downs (reversals)	470,069	(117,585)	41,929
Depreciation and amortization	2,104,597	1,307,966	933,833
Loss from disposal of equipment and other long-term assets	672,667	151,397	82,805
Deferred income taxes	423,423	(7,842,672)	(397,477)
Interest on convertible loan receivable	(184,170)	(183,785)	(184,395)
Interest on loan to related party	—	—	(578,896)
Gains on disposal of available-for-sale securities	(18,088,327)	(11,845,796)	(960)
Gains on disposal of held-for-sales assets and subsidiaries	(5,838,768)	—	(32,503,096)
Changes in operating assets and liabilities:
Accounts receivable	652,386	(447,631)	(2,239,423)
Notes receivable	276,062	—	—
Inventory	(311,781)	2,578,638	(219,895)
Prepaid advertising expenses	460,984	10,747	—
Other prepaid expenses and current assets	3,257,691	(1,236,651)	(1,791,787)
Accounts payable	(447,401)	(513,185)	(13,975)
Accrued expenses and other current liabilities	(4,382,664)	(488,410)	(587,738)
Income taxes payable	1,574,198	(3,312,122)	1,838,905
Deferred revenue	(167,540)	131,483	(337,183)
Net cash used in operating activities	$(7,871,916)	$(5,778,396)	$(2,900,449)

Investing activities:
Purchase of property and equipment	(483,922)	(346,908)	(103,697)
Proceeds from disposal of equipment	80,748	11,452	1,204
Proceeds from disposal of held-for-sale assets and subsidiaries	11,291,342	—	47,530,540
Interest on loan to related party	—	—	553,938
Investment in an affiliate	(150,000)	—	—
Disbursement of loan to related party	—	(3,628,415)	(6,247,432)
Purchase of other long-term assets	(358,938)	7,741	(181,101)
Proceeds from disposal of available-for-sale securities	18,258,139	11,845,796	1,038
Proceeds from advance from third party for sale of assets	—	—	5,099,365
Net cash provided by investing activities	$28,637,369	$7,889,666	$46,653,855

The accompanying notes are an integral part of these consolidated financial statements

ACORN INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

(In US dollars, except share data)

	For the years ended December 31,
	2016	2017	2018

Financing activities:
Repurchase of ordinary shares	(1,530,895)	(4,694,950)	(1,985,028)
Disbursement of dividend	—	—	(39,825,362)
Net cash used in financing activities	$(1,530,895)	$(4,694,950)	$(41,810,390)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	$498,045	$1,251,812	$(1,583,891)

Cash flows from discontinued operations:
Operating activities	(6,427,927)	(3,148,055)	(1,236,984)
Investing activities	—	—	—
Financing activities	—	—	—
Net cash flows used in discontinued operations	(6,427,927)	(3,148,055)	(1,236,984)

Net increase (decrease) in cash, cash equivalents and restricted cash	$13,304,676	$(4,479,923)	$(877,859)
Cash, cash equivalents and restricted cash at the beginning of the year	12,273,132	25,577,808	21,097,885
Cash, cash equivalents and restricted cash at the end of the year	$25,577,808	$21,097,885	$20,220,026

Supplemental disclosure of cash flow information:
Income taxes paid	$2,236,119	$3,512,489	$1,745,993
Interest paid	$—	$—	$—

Supplemental disclosure of non-cash investing and financing activities:
Receivable from sale of non-core assets and subsidiaries	—	—	2,443,404

The accompanying notes are an integral part of these consolidated financial statements.

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In US dollars, except share data, unless otherwise stated)

1. Organization and principal activities

Acorn International, Inc. was incorporated in Cayman Islands on December 20, 2005.

Acorn International and its subsidiaries and variable interest entities (“VIEs”) (collectively, “Acorn International” or the “Company”) is an integrated multi-platform marketing company in the People’s Republic of China (“PRC”) which develops, promotes and sells products. The Company’s two primary sales platforms are direct sales and a nationwide distribution network. Direct sales platforms include an outbound marketing platform (which until early 2015 included television (“TV”) direct sales) and an Internet sales platform.

Consolidated subsidiaries and changes to consolidated subsidiaries

As of December 31, 2018, the consolidated subsidiaries of Acorn International were as follows:

Name of subsidiaries	Percentage of ownership	Date of registration	Place of registration
China DRTV, Inc. (“China DRTV”)	100%	March 4, 2004	BVI
Smooth Profit Limited (“Smooth Profit”)	100%	September 18, 2007	BVI
MK AND T Communications Limited (“MK AND T”)	100%	October 27, 1998	Hong Kong
Shanghai Acorn Advertising Broadcasting Co., Ltd. (“Shanghai Advertising”)	100%	August 19, 2004	PRC
Acorn International Electronic Technology (Shanghai) Co., Ltd. (“Acorn Electronic”)	100%	August 23, 2004	PRC
Acorn Information Technology (Shanghai) Co., Ltd. (“Acorn Information”)	100%	August 27, 2004	PRC
Beijing Acorn Youngleda Oxygen Generating Co., Ltd. (“Beijing Youngleda”)	100%	October 20, 2004	PRC
YiyangYukang Communication Equipment Co., Ltd. (“YiyangYukang”)	100%	November 29, 2005	PRC
Zhuhai Sunrana Bio-tech Co., Ltd. (“Zhuhai Sunrana”)	51%	June 16, 2006	PRC
Zhuhai Acorn Electronic Technology Co., Ltd. (“Zhuhai Acorn”)	100%	September 26, 2006	PRC
Beijing HJZX Software Technology Development Co., Ltd. (“Beijing HJZX”)	100%	January 22, 2007	PRC
ZhongshanMeijin Digital Technology Co., Ltd. (“ZhongshanMeijin”)	75%	February 13, 2007	PRC
Acorn Trade (Shanghai) Co., Ltd. (“Acorn Trade”)	100%	December 13, 2007	PRC
Wuxi Acorn Enterprise Management Consulting Co., Ltd. (“Wuxi Acorn”)	100%	January 29, 2010	PRC
Acorn Media Group Limited (“Acorn Media”)	100%	June 1, 2018	BVI

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

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

In March 2017, Shanghai Acorn HJX Software Technology Development Co., Ltd., a previously consolidated subsidiary of the Company, was deregistered.

Acorn has consummated a share sale and purchase agreement with Hong Kong Red Star Macalline Universal Home Furnishings Limited (“Red Star”) on April 27, 2018, in exchange for cash payment of approximately RMB375 million (US$59 million). Renminbi (“RMB”) is the currency of the PRC. Pursuant to the terms of the share sale and purchase agreement, Red Star acquired 100% of the shares in the Company’s wholly-owned Hong Kong subsidiary Bright Rainbow Investments Limited (“Bright Rainbow”), which owns Shanghai HJX Digital Technology Co., Ltd (“Shanghai HJX”), which owns various non-core assets, including the land use rights to a plot of land in the Qingpu district of Shanghai with a total area of 76,799 square meters, along with the warehouse on that land plot.

VIE Arrangements

As of December 31, 2018, the variable interest entities of Acorn International were as follows:

Name of variable interest entities	Date of incorporation	Place of incorporation
Beijing Acorn Trade Co., Ltd. (“Beijing Acorn”)	March 19, 1998	PRC
Shanghai Acorn Network Technology Development Co., Ltd. (“Shanghai Network”)	November 2, 2004	PRC
Beijing HJX Technology Development Co., Ltd. (“Beijing HJX”)	September 16, 2013	PRC

Due to the complicated and lengthy approval process and uncertain position of the PRC’s Ministry of Commerce towards approving investment in direct sales business by foreign investors under the Administrative Measures on Foreign Investment in Commercial Sector, Acorn International conducts its direct sales through two VIEs (Beijing Acorn and Shanghai Network) which hold direct sales licenses. Beijing Acorn and Shanghai Network are wholly owned by two PRC nationals: Mr. Kuan Song and Ms. Pan Zong, who did not hold any share of Acorn International as of the date of these financial statements. Acorn Information, a wholly-owned subsidiary of Acorn International, entered into various agreements with each of Beijing Acorn and Shanghai Network and their shareholders, Mr. Kuan Song and Ms. Pan Zong, including (i) Irrevocable Powers of Attorney, under which each of the two shareholders of the VIEs granted to designees of Acorn Information the power to exercise all voting rights as a shareholder of these VIEs, (ii) Loan Agreement, under which Acorn Information made interest-free loans to the shareholders of these VIEs in an aggregate amount of approximately RMB118.0 million (equivalent to US$18.2 million) for capital contributions by the shareholders in these VIEs, (iii) Operation and Management Agreements, under which the parties thereto agreed that Acorn Information directs the day-to-day operational and financial activities of these VIEs, each of the directors, general managers and other senior management personnel of these affiliated entities will be appointed as nominated by Acorn Information, and that these VIEs do not conduct any transactions which might substantially affect their assets, obligations, rights and business operations without the prior written consent of Acorn Information, (iv) Equity Pledge Agreements, under which the shareholders of these VIEs pledged all of their equity interests in these VIEs to Acorn Information as collateral to guarantee the performance of these VIEs under the Operation and Management Agreements and the Technical Services Agreements as described below, as well as their personal obligations under the Loan Agreement, (v) Exclusive Purchase Agreements, under which the shareholders of these VIEs irrevocably granted Acorn Information or its designees an exclusive option to purchase at any time if and when permitted under PRC law, all or any portion of their equity interests in these VIEs for a price that is the minimum amount permitted by PRC law, (vi) Technical Service Agreements, under which Acorn Information became the exclusive provider of technical support and consulting services to these VIEs in exchange for service fees, and (vii) Spouse Consent Letters, pursuant to which the spouse of each of the shareholders of these two affiliated entities acknowledges that she or he is aware of, and consents to, the execution by her or his spouse of irrevocable powers of attorney, equity pledge agreements and the exclusive purchase agreements described above and, with respect to establishment, grant and performance of the above irrevocable powers of attorney, equity pledge and the exclusive purchase, each spouse further agrees that, whether at present or in the future, she or he will not take any actions or raise any claims or objection.

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In US dollars, except share data, unless otherwise stated)

1. Organization and principal activities—(Continued)

VIE Arrangements—(Continued)

Through the above arrangements, Acorn Information holds all the variable interests of Beijing Acorn and Shanghai Network and has power to direct the activities that most significantly affect the economic success of Beijing Acorn and Shanghai Network and absorbs the majority of the economic risks and rewards of Beijing Acorn and Shanghai Network through service fees. The nominal shareholders lack the authority to make decisions that have a significant effect on the operations of Beijing Acorn and Shanghai Network and do not absorb the expected losses because the capital of Beijing Acorn and Shanghai Network were funded using loans borrowed from Acorn Information. Therefore, Acorn International is the primary beneficiary of these two VIEs and accordingly, the financial statements of Beijing Acorn and Shanghai Network have been consolidated with Acorn International as its subsidiaries since the VIE structure were established.

Due to the aforesaid complicated and lengthy approval process and uncertain position of the Ministry of Commerce of PRC towards approving investment in direct sale business by foreign investors as well as certain restrictions or prohibitions on foreign ownership of companies that engage in internet and other related businesses imposed by current PRC laws and regulations, including the provision of internet content, in 2013, Acorn International set up two new VIEs, Beijing HJX and Shanghai HJX Electronic Technology Co., Ltd. (“HJX Electronic”), and began to conduct its internet interactive service through Beijing HJX which holds the service license of telecommunication and information operation, and its Ozing product direct sales through HJX Electronic. Like Beijing Acorn and Shanghai Network, Beijing HJX and HJX Electronic are also collectively owned by Mr. Kuan Song and Ms. Pan Zong. Acorn Trade (previously Shanghai HJX), a wholly-owned subsidiary of Acorn International, entered into various agreements with each of Beijing HJX and HJX Electronic and their shareholders, Mr. Kuan Song and Ms. Pan Zong, including (i) Irrevocable Powers of Attorney, under which each of the two shareholders of these VIEs granted to designees of Acorn Trade the power to exercise all voting rights as a shareholder of these VIEs, (ii) Loan Agreement, under which Acorn Trade made interest-free loans to the shareholders of these VIEs in an aggregate amount of approximately RMB53.0 million (equivalent to US$8.7 million) for capital contributions by the shareholders in these VIEs, (iii) Operation and Management Agreements, under which the parties thereto agreed that Acorn Trade directs the day-to-day operational and financial activities of these VIEs, each of the directors, general managers and other senior management personnel of these affiliated entities will be appointed as nominated by Acorn Trade, and that these VIEs do not conduct any transactions which might substantially affect their assets, obligations, rights and business operations without the prior written consent of Acorn Trade, (iv) Equity Pledge Agreements, under which the shareholders of the VIEs pledged all of their equity interests in these VIEs to Acorn Trade as collateral to guarantee the performance of these VIEs under the Operation and Management Agreements and the Technical Services Agreements as described below, as well as their personal obligations under the Loan Agreement, (v) Exclusive Purchase Agreements, under which the shareholders of these VIEs irrevocably granted Acorn Trade or its designees an exclusive option to purchase at any time if and when permitted under PRC law, all or any portion of their equity interests in these VIEs for a price that is the minimum amount permitted by PRC law, (vi) Technical Service Agreements, under which Acorn Trade became the exclusive provider of technical support and consulting services to these VIEs in exchange for service fees, and (vii) Spouse Consent Letters, pursuant to which the spouse of each of the shareholders of these two affiliated entities acknowledges that she or he is aware of, and consents to, the execution by her or his spouse of irrevocable powers of attorney, equity pledge agreements and the exclusive purchase agreements described above and with respect to establishment, grant and performance of the above irrevocable powers of attorney, equity pledge and the exclusive purchase, each spouse further agrees that, whether at present or in the future, she or he will not take any actions or raise any claims or objection.

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

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

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In US dollars, except share data, unless otherwise stated)

1. Organization and principal activities—(Continued)

VIE Arrangements—(Continued)

•	revoke the business and operating licenses of the Company’s PRC subsidiaries and VIEs;

•	discontinue or restrict the operations of any related-party transactions among the Company’s PRC subsidiaries and VIEs;

•	limit the Company’s business expansion in the PRC by way of entering into contractual arrangements;

•	impose fines or other requirements with which the Company’s PRC subsidiaries may not be able to comply;

•	require the Company or the Company’s PRC subsidiaries to restructure the relevant ownership structure or operations; or

•	restrict or prohibit the Company’s use of the proceeds of the additional public offering to finance the Company’s business and operations in the PRC.

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

Summary financial information of the Company’s three VIEs included in the accompanying consolidated financial statements is included on page F-4 and as follows:

	For the years ended December 31,
	2016	2017	2018
Net revenues	$12,251,518	$7,156,742	$4,928,261

Net loss	$(998,709)	$(579,948)	$(1,025,151)

The VIEs contributed an aggregate of 74.3%, 35.3 % and 17.3% of the consolidated net revenues for the years ended December 31, 2016, 2017 and 2018 respectively. The Company’s operations not conducted through contractual arrangements with the VIE primarily consist of its distribution sales business. As of the fiscal years ended December 31, 2017 and 2018, the VIEs accounted for an aggregate of 4.2% and 7.2%, respectively, of the consolidated total assets, and 8.3% and 8.4%, respectively, of the consolidated total liabilities. The assets not associated with the VIEs primarily consist of cash and cash equivalents, accounts receivables, net, inventory, net, current portion of convertible loan receivable, property and equipment, net, held-for-sale assets, available-for-sale securities, loan to related party and other long-term assets.

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

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

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

(d) Going concern

Although the Company incurred a negative cash flows from operations for the year ended December 31, 2018 and had accumulated deficits as of that date, the Company improved its liquidity position by selling non-core assets and investments. Furthermore, the Company continually focused on reducing operating costs, including at the Company management level by reducing headcount, changing to lower cost vendors and reducing travel expenses. As a result, the accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern.

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

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

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

The Company’s financial instruments consist of cash and cash equivalents, restricted cash, accounts receivable, convertible loan receivable, loan to related party, available-for-sale securities and accounts payable. For cash and cash equivalents, restricted cash, accounts receivable, and accounts payable, the carrying amounts of these financial instruments as of December 31, 2017 and 2018 were considered representative of their fair values due to their short-term nature. The carrying values of convertible loan receivable and loan to related party approximate their fair values as the impact of discounting the convertible loan receivable and loan to related party with a market based interest rate is insignificant. The marketable securities are carried at fair values based on an independent valuation report.

(f) Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and highly liquid investments which are unrestricted as to withdrawal or use, and which have maturities of three months or less when purchased.

Cash balances of the Company that are included in the cash and cash equivalents of the consolidated balance sheets, including those denominated in RMB. The PRC government imposes certain controls on the convertibility of the RMB into foreign currencies, and in certain cases, the remittance of currency out of China. However, the Company does not consider the process for converting RMB into foreign currency in compliance with these controls to be a usage restriction and such process is not expected to result in any penalties provided that the Company complies with all processes mentioned below as required.

The PRC State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in China’s foreign exchange trading system market. The Company’s aggregate amount of cash and cash equivalents and restricted cash denominated in RMB amounted to RMB 123,510,697 ($18,902,191) and RMB 120,159,160 ($17,507,746) as of December 31, 2017 and 2018, respectively.

PRC state-owned banks, such as Bank of China, are subject to a series of risk control regulatory standards, and PRC bank regulatory authorities are empowered to take over the operation and management when any of those banks faces a material credit crisis. The Company does not foresee substantial credit risk with respect to cash and cash equivalents, restricted cash and short-term investments held at the PRC state-owned banks. Meanwhile, China does not have an official deposit insurance program, nor does it have an agency similar to the Federal Deposit Insurance Corporation (FDIC) in the U.S. In the event of bankruptcy of one of the financial institutions in which the Company has deposits or investments, it may be unlikely to claim its deposits or investments back in full. The Company selected reputable international financial institutions with high rating rates to place its foreign currencies. The Company regularly monitors the rating of the international financial institutions to avoid any potential defaults. There has been no recent history of default in relation to these financial institutions.

(g) Restricted cash

Under third-party bank channel sales arrangements, the Company is required to maintain certain cash balances in the banks. Such balances are classified as restricted cash in the balance sheet and amounted to $78,051 and $76,243 as of December 31, 2017 and 2018, respectively.

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In US dollars, except share data, unless otherwise stated)

2. Summary of principal accounting policies—(Continued)

(h) Inventory, net

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

(i) Available for sale securities

The Company invests in marketable equity securities to meet business objectives. These marketable securities are reported at fair value, classified and accounted for as available-for-sale securities in investment securities. The assessment of a decline in the fair value of an individual security is based on whether the decline is other-than-temporary. The Company assesses its available-for-sale securities for other-than-temporary impairment by considering factors including, but not limited to, its ability and intent to hold the individual security, severity of the impairment, expected duration of the impairment and forecasted recovery of fair value. Investments classified as available-for-sale are reported at fair value with unrealized gains or losses, if any, recorded in accumulated other comprehensive income in shareholders' equity. If the Company determines a decline in fair value is other-than-temporary, the cost basis of the individual security is written down to fair value as a new cost basis and the amount of the write-down is accounted for as a realized loss charged in the consolidated statement of operations and comprehensive income (loss). The new cost basis of the investments would not be adjusted for subsequent recoveries in fair values. The Company recorded no impairments of available-for-sale securities for the years ended December 31, 2016, 2017 and 2018.

(j) Property and equipment, net

Property and equipment are carried at cost less accumulated depreciation. Depreciation is calculated on a straight-line method over the following estimated useful lives:

Estimated useful lives
Buildings	20 years
Machinery	10 years
Information technology equipment	5 years
Computers and office equipment	3-5 years
Vehicles	3-4 years

(k) Acquired intangible assets, net

Acquired intangible assets, which consist primarily of distribution networks and trademarks, are valued at cost less accumulated amortization. Amortization is computed using the straight-line method over their expected useful lives of 5 to 15 years.

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In US dollars, except share data, unless otherwise stated)

2. Summary of principal accounting policies—(Continued)

(l) Held-for-sale assets

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

During 2017, the Company classified HJX product related assets, intangible assets and prepaid copyright expense, of $475,936 as held-for-sale as the Company reached an agreement in June 2017 to sell a majority stake in its HJX related business to a third-party investor and operator. Specifically, the agreement includes the establishment of a joint venture that will be controlled and operated by such third party.

During 2017, the Company also classified land use rights and related building with carrying amount $16,546,694 as held-for-sale at the time management committed to a plan to sell the shares of Bright Rainbow to a third-party. Bright Rainbow owns the entire share capital of Shanghai HJX, which owns the land use rights to the land plot located in the Qingpu district of Shanghai and all the buildings, fixtures and related facilities. The sale was subsequently completed in early 2018.

During 2018, the Company classified buildings with carrying amount $2,411,294 as held-for-sale as the Company reached an agreement on December 10, 2018 to sell its prior principal office to a third-party.

(m) Impairment of long-lived assets

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

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In US dollars, except share data, unless otherwise stated)

2. Summary of principal accounting policies—(Continued)

(o) Convertible loan receivable

The convertible loan receivable in the consolidated balance sheets as of December 31, 2017 and 2018 represents a loan receivable (the “Note”) from a third party (the “Borrower”), net of provision for credit losses, if any. Interest income derived from the loan is recognized as earned. The Company has the option to convert, all or any part of the outstanding principal and unpaid accrued interest in a single tranche at any time prior to the maturity date of the loan, into such amount of equity interest in the Borrower that represents a percentage of equity ownership obtained by dividing the aggregate outstanding principal and unpaid accrued interest on the Note on the date of conversion, by RMB 100,000,000. The Company has evaluated the conversion feature and believes it is not considered an embedded derivative instrument subject to bifurcation as the conversion option does not provide the Company with means to net settle the contracts in accordance with ASC 815, Accounting for Derivative Instruments and Hedging Activities. At each balance sheet date, amounts due under the Note are assessed for purposes of determining the appropriate provision for credit losses. In order to estimate the allowance for credit losses, the Company assesses at each period end the ability of the Borrower to meet its obligations under the loan agreement by taking into consideration existing economic conditions, the current financial condition of the Borrower and historical losses, if any, and any other risks/factors that may affect its future financial condition and its ability to meet its obligations. The Note was personally guaranteed by Mr. Robert W. Roche (“Mr. Roche”), Acorn International’s co-founder and current executive chairman. Mr. Roche unconditionally and irrevocably guarantees to Acorn the due and prompt payment by the Borrower of any unpaid principal and interest. See Note 9.

(p) Revenue recognition

On January 1, 2018, the Company adopted ASU 2014-09 on revenue from contracts with customers using the modified retrospective method. The adoption did not have a material impact on the Company’s consolidated financial statements. The Company recognizes revenue on product sales in the period in which the Company satisfies its performance obligation and control of the product is transferred to the customer.

Direct sales

The Company’s direct sales revenues consist primarily of product sales through its outbound marketing platforms and Internet sales platforms. The Company’s sales arrangements with customers are predominately short term in nature and generally provide for transfer of control at the time when the products are delivered to and accepted by the customers (e.g. “F.O.B. Destination”) as this is the point at which title and risk of loss of the product transfers to the customer. At the end of each period, the Company adjusts revenues and cost of sales for the unsuccessful product deliveries, data of which was provided by the delivery companies the Company relies on. The amount of revenue recorded reflects the consideration to which the Company expects to be entitled in exchange for goods.

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In US dollars, except share data, unless otherwise stated)

2. Summary of principal accounting policies—(Continued)

(p) Revenue recognition—(Continued)

Distribution sales

The Company’s distribution sales consist of product sales to distributors across the country. The Company’s sales arrangements with distributors are predominately short term in nature and generally provide for transfer of control at the time when the products are delivered to and accepted by the distributors (e.g. “F.O.B. Destination”) as this is the point at which title and risk of loss of the product transfers to the distributors. The amount of revenue recorded reflects the consideration to which the Company expects to be entitled in exchange for goods and may include adjustments for customer allowance and rebates. The distributor agreements do not provide discounts, chargebacks, price protection or stock rotation rights.

Revenue and billing

The Company generally accepts orders from customers through receipt of orders from e-commerce platforms, purchase orders and purchasing contracts. The pricing and selling terms are based on market factors, costs, and competition. The customer through e-commerce platforms are billed at the time they put the order, while the distributors are billed when the Company’s products are delivered to and accepted by them in accordance with the terms of the sales agreement. As the Company’s standard payment terms are less than one year, the Company has elected the practical expedient under ASC 606-10-32-18 to not assess whether a contract has a significant financing component. The Company also elected the practical expedient provided in ASC 606-10-25-18B to treat all product shipping and handling activities as fulfillment activities, and therefore recognize the gross revenue associated with the contract, inclusive of any shipping and handling revenue. This approach is similar to the Company’s prior practice and therefore the effect of the new guidance is immaterial.

Inventory returns

Generally, the customers may return products to the Company within thirty days after delivery if there is a quality defect or if a product fails to meet its specifications, subject to shorter periods provided in policies of the platforms on which the goods are sold. The Company’s warranties generally provide for repair of product defects within one year following the purchase date at the Company’s cost. To the extent that the manufacturer of the defective product is a third party, the manufacturer is contractually obligated to either repair the defective product or reimburse the Company for any related expenses. The distributors are allowed to return any defective products they receive from the Company. The Company establishes an estimated allowance for these returns based on past experience. Sales revenue and cost of sales are presented net of anticipate estimated returns.

Sales taxes

The Company presents revenues net of sales taxes incurred. Sales taxes amounted to $53,415, $250,291 and $365,849 for the years ended December 31, 2016, 2017 and 2018, respectively. Before subtracting sales taxes, gross direct sales revenues were $13,406,943, $19,135,633 and $23,883,508 and gross distribution sales revenues were $3,124,927, $1,404,945 and $4,927,366 for the years ended December 31, 2016, 2017 and 2018, respectively.

(q) Advertising expenses

The Company records cash advances paid to advertising companies as prepaid advertising expenses and then expenses the prepaid advertising expenses at the time of the first advertisement is shown. Advertising expenses were $23,701, nil and nil for the years ended December 31, 2016, 2017 and 2018, respectively.

(r) Shipping and handling costs

The Company records costs incurred for outbound shipping and handling as part of other selling and marketing expenses in the consolidated statements of operations. Shipping and handling costs were $1,158,019, $982,175 and $645,976 for the years ended December 31, 2016, 2017 and 2018, respectively.

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

The government subsidies in 2016, 2017 and 2018 were $66,648, nil and $53,965, respectively.

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

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

(v) Foreign currency translation

The functional currency and reporting currency of Acorn International, China DRTV, Smooth Profit, MK AND T, and Bright Rainbow are the US dollar. Monetary assets and liabilities denominated in currencies other than the US dollar are translated into the US dollar at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the US dollar during the year are converted into US dollar at the applicable rates of exchange prevailing on the first day of the month in which the transactions occurred. Transaction gains and losses are recognized in the consolidated statements of operations as general and administrative expenses.

The financial records of the Company’s PRC subsidiaries and VIEs are denominated in RMB, which is the functional currency. Assets and liabilities are translated at the exchange rates at the balance sheet date. Equity accounts are translated at historical exchange rates. Revenues, expenses, gains and losses are translated using the average rate for the period. Translation adjustments are reported as component of comprehensive income (loss) in the consolidated statements of comprehensive income (loss).

The aggregated losses through foreign currency transactions in 2016, 2017 and 2018 were $(380,350), $(241,771) and $(126,582), respectively.

(w) Concentration of credit risk

Financial instruments that potentially expose the Company to concentration of credit risk consist primarily of cash and cash equivalents, restricted cash, accounts receivable and convertible loans. All of the Company’s cash and cash equivalents and restricted cash are held with large PRC state-owned financial institutions. The Company engages delivery companies, mainly EMS, to deliver products to customers and to collect cash from the customers using direct sales platforms. The Company conducts credit evaluations of delivery companies and generally does not require collateral or other security from its delivery companies. The Company establishes an allowance for doubtful accounts primarily based on the age of the receivables and factors surrounding the credit risk of specific customers. The Company evaluated its credit risk with the convertible loan and loan to related party by performing ongoing evaluation on the borrower’s financial condition. The loan agreements have a personal guarantee from Mr. Roche, and is pledged with the equity of the borrower.

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

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

(z) Non-controlling interest

A non-controlling interest in a subsidiary of the Company represents the portion of the equity (net assets) in the subsidiary not directly or indirectly attributable to the Company. Non-controlling interests are presented as a separate component of equity in the consolidated balance sheet and earnings and other comprehensive income (loss) are attributed to controlling and non-controlling interests.

(aa) Recently issued accounting pronouncements

ASU 2014-09 - Revenue from Contracts with Customers (“ASU 2014-09”). In May 2014, the Financial Accounting Standards Board (“FASB”) issued ASU 2014-09 that will be applied to all contracts with customers. ASU 2014-09 requires an entity to recognize revenue when it transfers promised goods or services to customers in an amount that reflects what it expects in exchange for the goods or services. It also requires more detailed disclosures to enable users of financial statements to understand the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. In August 2015, the FASB issued ASU No. 2015-14, deferring the effective date for ASU 2014-09 by one year, and thus, the new standard is effective for fiscal years beginning after December 15, 2017, with early application permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The guidance allows for either a full retrospective or a modified retrospective transition method. The Company evaluated the effect of ASU 2014-09 and concluded that adoption did not have a material impact on its consolidated financial statements. The Company adopted this new guidance on January 1, 2018 using the modified retrospective method.

ASU 2016-01 - Financial Instruments. In January 2016, the FASB issued ASU 2016-01, Financial Instruments - Overall: Recognition and Measurement of Financial Assets and Financial Liabilities (“ASU 2016-01”), requires that most equity investments be measured at fair value, with subsequent changes in fair value recognized in net income. ASU 2016-01 also affects financial liabilities under the fair value option and the presentation and disclosure requirements for financial instruments. In addition, the FASB clarified guidance related to the valuation allowance assessment when recognizing deferred tax assets resulting from unrealized losses on available-for-sale debt securities. Entities will have to assess the realizability of such deferred tax assets in combination with the entities other deferred tax assets. ASU 2016-01 is effective for fiscal years beginning after December 15, 2017 and for interim periods within that reporting period. The Company evaluated the effect of ASU 2016-01 on its financial statements and concluded that adoption did not have a material impact on its consolidated financial statements. The Company adopted this new guidance on January 1, 2018.

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In US dollars, except share data, unless otherwise stated)

2. Summary of principal accounting policies—(Continued)

(aa) Recently issued accounting pronouncements—(Continued)

ASU 2016-02 - Leases. In February 2016, the FASB issued ASU 2016-02, Leases (ASU 2016-02), which increases transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years, with early application permitted. Upon adoption, lessees must apply a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. While the Company is continuing to assess the potential impacts of ASU 2016-02, the Company estimates that the adoption of ASU 2016-02 will result in the recognition of right-of-use assets of approximately $2 million and related lease liabilities for operating leases on its consolidated balance sheets, with no material impact to its consolidated statements of operations.

ASU 2016-13 - Financial Instruments. In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments - Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments (ASU 2016-13). The standard changes the methodology for measuring credit losses on financial instruments and the timing of when such losses are recorded. ASU 2016-13 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2019. Early adoption is permitted for fiscal years, and interim periods within those years, beginning after December 15, 2018. The Company is currently evaluating the timing of adoption and impact of ASU 2016-13 and estimates that the adoption will not have a material impact on its consolidated financial statements.

ASU 2016-15 - Statement of Cash Flows. In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments (ASU 2016-15), which is intended to reduce the existing diversity in practice in how certain cash receipts and cash payments are classified in the statement of cash flows. ASU 2016-15 is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years with early adoption permitted, provided that all of the amendments are adopted in the same period. The Company evaluated the effect of ASU 2016-15 and concluded that adoption did not have a material impact on its consolidated financial statements. The Company adopted this new guidance on January 1, 2018.

ASU 2016-16 - Income Taxes. In October 2016, the FASB issued ASU 2016-16, Income Taxes (Topic 740), Intra-Entity Transfers of Assets Other Than Inventory (ASU 2016-16), which requires entities to recognize the income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs. This amends current GAAP which prohibits recognition of current and deferred income taxes for all types of intra-entity asset transfers until the asset has been sold to an outside party. ASU 2016-16 is effective for fiscal years beginning after December 15, 2017, including interim periods therein with early application permitted. Upon adoption, the Company must apply a modified retrospective transition approach through a cumulative-effect adjustment to retained earnings as of the beginning of the period of adoption. The Company evaluated the effect of ASU 2016-16 and concluded that adoption did not have a material impact on its consolidated financial statements. The Company adopted this new guidance on January 1, 2018.

ASU 2016-18 - Restricted Cash. In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows-Restricted Cash (a consensus of the FASB Emerging Issues Task Force), which is effective for fiscal years beginning after December 15, 2017, and interim periods within that fiscal year. The standard addresses whether restricted cash and cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The Company evaluated the effect of ASU 2016-18 and concluded that adoption did not have a material impact on its consolidated financial statements. The Company adopted this new guidance on January 1, 2018.

ASU 2018-02 - Tax Effects from Accumulated Other Comprehensive Income. In February 2018, the FASB issued ASU 2018-02, Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income, which is effective for the annual report period beginning after the December 15, 2018 including the interim reporting period within that period. This update allows companies to reclassify from Accumulated Other Comprehensive Income to Retained Earnings standard tax effects resulting from the enactment of the Tax Cuts and Jobs Act (the "Tax Act"). The Company is currently evaluating the impact of ASU 2018-02 and estimates that the adoption will not have a material impact on its consolidated financial statements.

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In US dollars, except share data, unless otherwise stated)

 3. Inventory, net

Inventory consisted of the following:

	December 31,
	2017	2018
Raw materials	$129,970	$63,830
Finished goods and merchandise goods	1,386,313	1,630,419
	$1,516,283	$1,694,249

As of December 31, 2017 and 2018, a portion of finished goods, and merchandise goods, and certain raw materials were in excess of the Company’s current requirements based on the recent level of sales. The Company recorded inventory write-downs (reversals) of $470,069, $(117,585) and $41,929 for the years ended December 31, 2016, 2017 and 2018, respectively. Reversals in 2017 resulted from sales and disposal of previously impaired goods.

4. Other prepaid expenses and current assets

Other prepaid expenses and current assets consisted of the following:

	December 31,
	2017	2018
Advances to suppliers	$54,594	$307,774
Value-added tax recoverable	947,408	942,710
Deposits	361,747	416,609
Prepaid media expenses	1,135,043	809,389
Prepaid service fees	294,350	146,539
Receivable from third party for sale of non-core assets and subsidiaries (Refer to Note 5)	—	2,443,404
Other prepaid expenses	1,237,670	2,275,790
	$4,030,812	$7,342,215

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In US dollars, except share data, unless otherwise stated)

5. Property and equipment, net

Property and equipment, net consisted of the following:

	December 31,
	2017	2018
Buildings	$4,764,519	$—
Computers and office equipment	4,498,081	4,198,086
Vehicles	344,788	294,712
Information technology equipment	263,007	250,400
Machinery	83,175	44,574
	$9,953,570	$4,787,772
Less: accumulated depreciation	(5,916,276)	(3,771,265)

	$4,037,294	$1,016,507

Depreciation expense for property and equipment was $1,455,654, $1,126,590 and $933,833 for the years ended December 31, 2016, 2017 and 2018, respectively.

In early 2016, the Company sold certain of its properties located in Beijing and Shanghai with cost of $6,076,530 and carrying amount $3,808,471. The Company recognized a gain of $5,778,669 in other operating income in connection with these sales.

In 2017, the Company committed to a plan to sell the shares of Bright Rainbow to a third-party. Bright Rainbow owns the entire share capital of Shanghai HJX, which owns the land use rights to the land plot located in the Qingpu district of Shanghai and all the related buildings, fixtures and related facilities with carrying amount $16,546,694. The land use rights and related building were reclassified to held-for-sale assets as of December 31, 2017. The sale was subsequently completed in 2018. The Company recognized a gain of $32,503,096 in other income in connection with this sale during 2018. As of December 31 2018, the Company had received net proceeds (“Proceeds”) of $47.5 million from the sale and recorded a remaining receivable of $2.4 million, net of withholding taxes, from the buyer in the consolidated balance sheets.

In 2018, the Company paid a one-time cash dividend on the Company’s ordinary shares of $0.75 per ordinary share. This cash dividend was paid on June 22, 2018 to shareholders of record on June 4, 2018. The aggregate amount of cash dividends paid was approximately $40 million, comprising of the Proceeds and an amount of share premium.

As of December 31, 2018, the Company classified buildings with carrying amount $2,411,294 as held-for-sale as the Company reached an agreement on December 10, 2018 to sell its prior principal office to a third-party. The Company received an advance of $5,099,365 from the buyer as of December 31, 2018.

 6. Acquired intangible assets, net

Acquired intangible assets, net consisted of the following:

	December 31,
	2017	2018
Distribution networks	$—	$—
Trademarks	614,624	614,624
	$614,624	$614,624
Less: accumulated amortization	(614,624)	(614,624)
	$—	$—

In 2017, the Company reached an agreement to sell a majority interest in its HJX business to a third-party investor and operator. The Company reclassified HJX related distribution networks and trademarks with carrying amount $353,691 to held-for-sale assets as of December 31, 2017.

The Company recorded amortization expense of $301,697, $221,582 and nil for the years ended December 31, 2016, 2017 and 2018, respectively.

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In US dollars, except share data, unless otherwise stated)

7. Investments in affiliates

Investments accounted for under the cost method of accounting

On August 10, 2016, the Company acquired 5% of the then fully diluted share capital of ClearCut Corporation (“ClearCut”), a Delaware corporation, for cash of $150,000. The Company exerts no significant influence in Clearcut and accounted for this investment using the cost method of accounting. The Company’s equity in losses of ClearCut in 2016 was $150,000, and were recognized in equity in losses of affiliates in the consolidated statements of operations.

Investments accounted for under the equity method of accounting

On December 31, 2012, the Company acquired a 9.3% equity interest in China Branding Company Limited (“CBG”) for cash of $1.3 million. Mr. Roche individually holds an additional 7.6% equity interests in CBG and holds one out of five Board of Directors seats of CBG. Accordingly, Mr. Roche is able to exercise significant influence through his participation on the Board of Directors. As such, management believes that it can exercise significant influence over CBG through the Company’s direct equity investment, the Company’s indirect investment through Mr. Roche’s equity interest, and Mr. Roche’s significant influence over CBG. Therefore, the Company accounts for this investment using the equity method of accounting. In February 2013, the Company’s investment in CBG decreased from 9.3% to 8.7% as a result of dilution due to issuance of additional shares by CBG to a new investor, which was accounted for as if the Company sold 0.6% equity interests in CBG, and the gains from this dilution were immaterial. Starting from incorporation, CBG suffered operational losses and the Company recognized equity in losses of $226,780 in 2015. In 2016, a law firm filed a winding up petition seeking to wind up CBG with the Grand Court of the Cayman Islands and then CBG was deregistered. The Company’s investment in CBG amounted to $718,121 was recognized as equity in losses of affiliates in the 2016 consolidated statements of operation.

8. Available-for-sale securities

The Company’s available-for-sale securities represent marketable equity securities investments in Shanghai Yimeng Software Technology Co., Ltd. (“Yimeng”). As of December 31, 2017 and 2018, the carrying amount and fair value of the Company’s available-for-sale securities investment were $44,479,922 and $38,858,216, respectively. The Company recognized net unrealized losses of $(72,688,925), $(41,390,549) and $(4,652,640), net of tax of $18,172,231, $10,347,637 and $1,163,160 during 2016, 2017 and 2018, respectively, which is recorded in other comprehensive income (loss).

9. Convertible loan receivable

In October 2014, Ryecor China Investment Limited (“Ryecor”), a company owned by the Mr. Roche, entered into an agreement with Shanghai e-Surer Financial Services Co., Ltd. (“E-surer”), whereby E-surer borrowed from Ryecor a RMB 20,000,000 convertible line of credit at 6% annual interest payable at maturity on August 22, 2018. Under the loan agreement, the line of credit up to RMB20.0 million is available to E-surer at any time until the maturity date. All or part of outstanding principle and interest may be converted into such amount of equity interest of E-surer that represents a percentage of equity ownership obtained by dividing the aggregate outstanding principal and unpaid accrued interest on the date of conversion, by RMB 100,000,000. The loan was secured by the 51% of E-surer’s equity interest in its wholly-owned subsidiary.

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In US dollars, except share data, unless otherwise stated)

9. Convertible loan receivable—(Continued)

In September 2015, the Company entered into an assignment with Ryecor, pursuant to which Ryecor assigned to the Company all of its rights and delegated to the Company all of its obligation in exchange of a cash payment of $3,024,933 to Ryecor and Acorn Composite Corporation, Inc., which is also a company owned by Mr. Roche. The Assigned Contracts were personally guaranteed by Mr. Roche.

The loan matured on August 22, 2018 and management is negotiating with the borrower on a repayment plan. The loan continues to be personally guaranteed by Mr. Roche until fully repaid or converted and the management believes the loan to be fully collectable.

As of the date of these financial statements, E-surer has not repaid the loan assigned to Acorn International. The Company continued to accrue interest on unpaid loan. As of December 31, 2017 and 2018, the Company classified the loan advance of $3,587,204 and $3,597,392 respectively, which includes an accrued interest of $183,785 and $184,395 in 2017 and 2018, as current portion of convertible loan receivable and loan receivable on the consolidated balance sheets.

10. Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consisted of the following:

	December 31,
	2017	2018
Other taxes payable	$1,344,814	$506,465
Accrued employee payroll and welfare	1,685,492	1,734,528
Other payable	832,548	514,031
Accrued expenses	4,717,604	4,672,641
Advances from customers	63,298	19,421
Advances from third party for sale of non-core assets (Refer to Note 5)	—	5,099,365
Provision for equity of losses in affiliates	—	327,646

	$8,643,756	$12,874,097

Other taxes payable mainly consist of value-added tax and related surcharges and PRC individual income tax of employees that was withheld by the Company. The Company’s PRC subsidiaries are subject to value-added tax at a rate of 17% before May 1, 2018 and 16% thereafter on product purchases and sales. Value-added tax payable on sales is computed net of value-added tax paid on purchases.

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

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

On March 6, 2017, the Company granted 65,884 ordinary shares.

The Company recorded compensation expense of $658,000, $25,000 and nil for the years ended December 31, 2016, 2017 and 2018, respectively, which were all associated with the RSUs granted by the Company.

The fair value of each RSU granted from 2012 to 2018 were based on quoted market price of the Company’s ordinary shares on the grant date.

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In US dollars, except share data, unless otherwise stated)

11. Share-based compensation—(Continued)

A summary of the RSUs activity for the year ended December 31, 2016 was as follows:

	Number of RSUs	Weighted average grant date fair value
Nonvested at January 1, 2016	—	$—
Granted	2,800,000	$4.7
Forfeited	—	$—
Vested	(2,800,000)	$4.7

Nonvested at December 31, 2016	—	$—

In 2017 and 2018, the Company granted no RSUs.

As of December 31, 2017 and 2018, there were no unrecognized compensation expense related to unvested share-based compensation arrangements granted under the 2006 Option Plan.

12. Fair value measurements

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The Company's financial assets and liabilities or nonfinancial assets and liabilities that were required to be measured at fair value on a recurring basis as at December 31, 2017 and 2018 include available-for-sale securities investments.

Available-for-sale securities investments represent the marketable equity securities invested by the Company. The marketable equity securities are carried at fair values.

As of December 31, 2017 and 2018, information about inputs into the fair value measurements of the Company's assets and liabilities that are measured at fair value based on independent valuation report as described below. The Company uses a combination of valuation methodologies, including market and income approaches based on the Company’s best estimate, which is determined by using information including but not limited to the quoted price, liquidity factors and selection of the comparable companies. The Company classifies the valuation techniques that use these inputs as Level 2.

	Fair Value Measurements at Reporting Date Using
Description	As of December 31, 2018	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Available-for-sale investments- marketable equity securities	$38,858,216	—	$38,858,216	—

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In US dollars, except share data, unless otherwise stated)

12. Fair value measurements—(Continued)

	Fair Value Measurements at Reporting Date Using
Description	As of December 31, 2017	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Available-for-sale investments- marketable equity securities	$44,479,922	—	$44,479,922	—

The Company did not have any assets and liabilities that were measured at fair value on a nonrecurring basis.

13. Taxation

Acorn International is incorporated in the Cayman Islands and is not subject to tax in that jurisdiction.

China DRTV and Smooth Profit are incorporated in the British Virgin Islands and are not subject to tax in that jurisdiction.

The Company’s Hong Kong subsidiary, MK AND T, is subject to Hong Kong statutory income tax on its Hong Kong sourced income.

All of the Company’s PRC subsidiaries are subject to the statutory rate of 25% in 2016, 2017 and 2018 in accordance with the PRC government promulgated Law of the People’s Republic of China on the Enterprise Income Tax (“New EIT Law”).

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

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In US dollars, except share data, unless otherwise stated)

13. Taxation—(Continued)

The Company has made its assessment of each tax position (including the potential application of interest and penalties) based solely on the technical merits of the position, and has measured the unrecognized benefits associated with the tax positions. As of December 31, 2017 and 2018, the Company had unrecognized tax benefits of approximately $2.2 million and $1.2 million, respectively. During 2016, 2017 and 2018, the Company recorded uncertain tax benefits of $0.1 million, $0.2 million and nil, respectively, associated with intercompany transfer pricing results falling below the median of the inter-quartile range of comparable companies. The unrecognized tax benefits would impact the effective income tax if recognized.

As of December 31, 2017 and 2018, the amount of recorded interest and penalties related to uncertain tax positions was $160,057 and $204,156, respectively.

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of income taxes is due to computational errors made by the taxpayer. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined, but an underpayment of income tax liability exceeding RMB100,000 (approximately $15,000) is specifically listed as a special circumstance. In the case of a transfer pricing related adjustment, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. The Company’s PRC subsidiaries are therefore subject to examination by the PRC tax authorities from 2011 through 2018 on non-transfer pricing matters, and from 2006 through 2018 on transfer pricing matters.

The current and deferred portion of income tax benefit (expense) included in the consolidated statements of operations were as follows:

	For the years ended December 31,
	2016	2017	2018
Current income tax expenses	$(4,169,360)	$21,873	$(3,584,898)
Deferred income tax benefit (expense)	(423,423)	7,842,672	397,477
Total income tax benefit (expense)	$(4,592,783)	$7,864,545	$(3,187,421)

Reconciliation between the effective income tax rate and the PRC statutory income tax rate was as follows:

	For the years ended December 31,
	2016	2017	2018
PRC statutory tax rate	25%	25%	25%
Expenses not deductible (income not taxable) for tax purposes	4%	(1)%	1%
Effect of different tax rate of subsidiary operations in other jurisdiction	(15)%	22%	(22)%
Change in valuation allowance	36%	(217)%	6%
Utilization (recognition) of the unrecognized tax benefit	2%	(0)%	(0)%
Others	—	(3)%	(1)%
Effective tax rate	52%	(174)%	9%

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In US dollars, except share data, unless otherwise stated)

13. Taxation—(Continued)

The principal components of the Company’s deferred income tax assets and liabilities as of December 31, 2017 and 2018 were as follows:

	December 31,
	2017	2018
Deferred tax assets:
Allowance and reserves for inventory and accounts receivable	$1,648,979	$1,777,103
Accrued expenses	915,809	1,023,275
Revenue recognition difference	97,153	89,567
Advertising expenses	363,155	—
Net operating losses	28,469,713	16,443,637
	$31,494,809	$19,333,582
Less: valuation allowance	(22,932,999)	(10,825,754)
	$8,561,810	$8,507,828
Deferred tax liabilities:
Unrealized gain on available-for-sale securities	(10,514,800)	(9,138,402)
	$(10,514,800)	$(9,138,402)

Total deferred tax liabilities, net	$(1,952,990)	$(630,574)

As of December 31, 2018, the Company had tax losses carrying forward of $65,774,548. The tax losses will expire between 2019 and 2023 if not utilized.

 The Company considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, the Company believes it is not more-likely-than-not that the Company will realize the benefits of all these deductible differences. As of December 31, 2017 and 2018, the Company had a valuation allowance of $23.0 million and $11.0 million, respectively. The remainder amount of the deferred tax assets considered realizable, however, could be reduced if estimates of future taxable income during the carry forward periods are reduced.

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In US dollars, except share data, unless otherwise stated)

14. Other income (expense), net

Other income (expense) consisted of the following:

	For the years ended December 31,
	2016	2017	2018
Gains on disposal of available-for-sale securities	$18,088,327	$11,845,796	$960
Gain on disposal of held-for-sale assets and subsidiaries (Refer to Note 5)	—	—	32,503,096
Other	(417,304)	(206,953)	60,272

	$17,671,023	$11,638,843	$32,564,328

 From January 2016, the Company started to sell its shares in Yimeng. In 2016, the Company sold 8.0 million shares, for cash consideration of RMB 126.0 million, and recognized a gain of $18.1 million in other income. In 2017, the Company sold 4.6 million shares, for cash consideration of RMB 64.3 million, and recognized a gain of $9.1 million and a $2.7 million dividend in other income.

15. Earnings (loss) per share

The computation of basic and diluted earnings (loss) per ordinary share from operations for the years ended December 31, 2016, 2017 and 2018 was as follows:

	For the years ended December 31,
	2016	2017	2018
Numerator:
Net income attributable to Acorn International, Inc. from operations—basic and diluted	$3,438,370	$12,384,303	31,127,184
—Continuing operations	10,347,437	15,858,809	32,364,168
—Discontinued operations	(6,909,067)	(3,474,506)	(1,236,984)

Denominator:
Weighted average ordinary shares outstanding—basic and diluted	75,600,700	65,836,869	52,546,325

Income (Loss) per ordinary share:
Basic and diluted	$0.05	$0.19	$0.60
—Continuing operations	0.14	0.24	0.62
—Discontinued operations	(0.09)	(0.05)	(0.02)

The Company did not have outstanding stock options, SARs and RSUs outstanding in 2016, 2017 and 2018.

On December 8, 2017, the Board approved a new share buyback plan (the “New Plan”) on the following terms: (i) the Company may repurchase up to US$2 million worth of ADSs for a per ADS purchase price not exceeding US$22.00, with a daily limit not to exceed the 10b-18 daily max, until the earlier of (i) December 31, 2018; and (ii) the date the aggregate repurchases under the New Plan reach a total of US$2 million worth of ADSs.

The New Plan has terminated on November 1, 2018 when the aggregate repurchases thereunder reached a total of US$2 million worth of ADSs. Under the New Plan, the Company had repurchased an aggregate of 100,342 ADSs, representing 2,006,840 underlying ordinary shares, on the open market for total cash consideration of approximately $2 million. The repurchased ADSs are currently held by China DRTV as treasury stock.

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In US dollars, except share data, unless otherwise stated)

16. Mainland China contribution plan and profit appropriation

Employees of the Company in the PRC are entitled to retirement benefits calculated with reference to their salary basis upon retirement and their length of service in accordance with a PRC government-managed retirement plan. The PRC government is directly responsible for the payments of the benefits to these retired employees. The Company is required to make contributions to the government-managed retirement plan based on certain percentages of the employees’ monthly salaries. The amounts contributed by the Company were $558,385, $418,045 and $400,219 for the years ended December 31, 2016, 2017 and 2018, respectively.

In addition, the Company is required by law to contribute medical, unemployment, housing and other statutory benefits based on certain percentages of the employees’ monthly salaries. The PRC government is directly responsible for the payments of the benefits to these employees. The amounts contributed by the Company were $659,855, $443,305 and $419,750 for the years ended December 31, 2016, 2017 and 2018, respectively.

In accordance with relevant PRC Company Law and regulations and the Company’s Articles of Association, the Company’s PRC subsidiaries were required to appropriate 10% of their respective profit after taxation reported in their statutory financial statements prepared under the Accounting Standards for Business Enterprises (“PRC GAAP”) to the statutory surplus reserve. The Company has a statutory reserve balance of $8,350,141 and $8,350,141 as of December 31, 2017 and 2018, respectively. The appropriation of statutory surplus reserve will cease upon the balance of the statutory surplus reserve reaching 50% of the Company’s PRC subsidiaries’ registered capital. The statutory surplus reserves may be used to make up losses or for conversion into the shareholders’ equity.

17. Commitments and contingencies

(A) Leases commitments

The Company leases certain office premises and buildings under non-cancelable leases. Rental expenses under operating leases for 2016, 2017 and 2018 were $619,262, $585,375, and $672,601, respectively.

As of December 31, 2018, future minimum lease payments under non-cancelable operating leases agreements were as follows:

2019	$709,029
2020	715,253
2021	647,190

$2,071,472

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

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In US dollars, except share data, unless otherwise stated)

18. Segment and geographic information

The Company’s two primary sales platforms are direct sales and a nationwide distribution network. Direct sales platforms include an outbound marketing platform (which until early 2015 included TV direct sales) and an Internet sales platform.

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

The Company’s revenues are all generated from direct sales platform and nationwide distribution networks in the PRC. Segment and geographic information below has been adjusted by excluding discontinued operations, which is disclosed in Note 21. The revenues by each Company of similar products are as follows:

	For the years ended December 31,
Product	2016	2017	2018
Health products	$11,776,863	$17,032,191	$24,853,660
Collectible products	1,573,757	1,534,151	1,739,317
Mobile phones	1,722,626	1,117,158	779,428
Kitchen and household	397,722	223,497	134,588
Fitness products	217,226	25,085	34,355
Cosmetics products	103,330	14,192	65,414
Seafood products	—	—	432,756
Auto products	1,026	9,532	169
Consumer electronics products	41,437	—	1,853
Other products	697,883	584,772	769,334

Total gross revenues	$16,531,870	$20,540,578	28,810,874
Less: sales taxes	(53,415)	(250,291)	(365,849)

Total revenues, net	$16,478,455	$20,290,287	$28,445,025

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In US dollars, except share data, unless otherwise stated)

18. Segment and geographic information—(Continued)

The gross profit by segments is as follows:

Year ended December 31, 2016	Direct sales	Distribution sales	Total
Revenue, net	$13,361,915	$3,116,540	$16,478,455
Cost of revenue	(2,352,556)	(2,877,620)	(5,230,176)
Gross profit	$11,009,359	$238,920	$11,248,279

Year ended December 31, 2017	Direct sales	Distribution sales	Total
Revenue, net	$18,942,436	$1,347,851	$20,290,287
Cost of revenue	(5,244,490)	(827,495)	(6,071,985)
Gross profit	$13,697,946	$520,356	$14,218,302

Year ended December 31, 2018	Direct sales	Distribution sales	Total
Revenue, net	$23,644,697	$4,800,328	$28,445,025
Cost of revenue	(6,648,933)	(1,559,922)	(8,208,855)
Gross profit	$16,995,764	$3,240,406	$20,236,170

Geographic information

The Company operates in the PRC and all of the Company’s long-lived assets are located in the PRC.

In 2016, 2017, no customer accounted for 10% or more of the Company’s net revenues. In 2018, there is one customer accounted for 11.7% of the Company’s net revenues.

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In US dollars, except share data, unless otherwise stated)

19. Related party transactions

In 2017 and 2018, the Company entered into a series of business arrangements with certain entities in which Mr. Roche owns substantial equity interests. The table below sets forth major related parties and their relationships with the Company:

Company Name	Relationship with the Company

Dreamstart (Hong Kong) Ltd., (“Dreamstart”)	Affiliate of Mr. Roche
IS Seafood	Affiliate of Mr. Roche
Ryecor China Investment Limited (“Ryecor”)	Affiliate of Mr. Roche
Acorn Composite Corporation (“Acorn Composite”)	Affiliate of Mr. Roche
Lu&co Consultancy Co., Ltd. (“Lu&co”)	Affiliate of VP of the Company
Dragon Law Limited (“Dragon Law”)	Affiliate of CEO of the Company
URBN Hotels & Resorts (“URBN Hotels”)	Affiliate of Mr. Roche
Jia He Hotel	Affiliate of Mr. Roche
Cachet Hotel Group (“Cachet Hotel”)	Affiliate of Mr. Roche

Details of the transactions for the years ended December 31, 2016, 2017 and 2018 were as follows:

	For the years ended December 31,
	2016	2017	2018
Purchase of goods and services
Dreamstart	$454,845	$—	$—
Lu&co	$10,675	$—	$—
Acorn Composite	$924,757	$—	$—
IS Seafood	$22,810	$2,656	$495,276
Dragon Law	$2,785	$—	$—

Sale of goods
URBN Hotels	$2,820	$3,949	$2,577
Jia He Hotel	$2,513	$4,874	$7,937
Cachet Hotel	$1,307	$619	$—

In 2016, the Company paid $454,845 to Dreamstart for the use of the call center management system.

During 2016, 2017 and 2018, the Company made $2,820, $3,949 and $2,577 respectively sales to URBN hotels, made $2,513, $4,874 and $7,937 respectively sales to Jia He Hotel and made $1,307, $619 and nil respectively sales to Cachet Hotel for hotel uniforms.

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In US dollars, except share data, unless otherwise stated)

19. Related party transactions—(Continued)

Lu&co, a company wholly owned by Ms. Jan Jie Lu, Business Operation Vice President of the Company, entered into a consultancy agreement with the Company on September 1, 2015, prior to Ms. Lu joining the Company. Under the agreement, the Company should pay Lu&co consultancy fees of RMB15,000 per month for a term of 12 months. The agreement remained in effective after Ms. Lu became an employee of the Company. In 2016, the Company paid $10,675 to Lu&co. The agreement was terminated in 2017.

During 2016, 2017 and 2018, the Company purchased Iceland sourced seafood such as cod, lobster, halibut and scampi from IS Seafood amounting to $22,810, $2,656 and $495,276, respectively, to sell to consumers via the Internet.

Mr. Roche has incurred certain costs amounting to $924,757 on behalf and for the benefit of the Company for the purpose of securing the commercial and business interests of the Company during 2015 when Mr. Roche and Mr. Don Dongjie Yang (Ex-CEO), as well as various other shareholders, were involved in an ongoing dispute with each other for control of the Company’s strategic direction and the Company’s board of directors. The nature of the costs included the payroll and travelling expenses. Upon settlement of the dispute, the Company’s board of directors approved to reimburse these costs and the Company accrued the liability due to Mr. Roche. The Company paid the amount in full in 2016.

As of December 31, 2017 and 2018, the balance due from and due to related parties were as follows:

	December 31,
	2017	2018
Account receivables-Jia He Hotel	$—	$5,560
Account receivables-URBN Hotel	$—	$2,605
Other receivables - Mr. Roche	$13,862	$40,196
Other receivables - IS Seafood	$6,042	$—
Loan receivables - Cachet Hotel	$3,628,415	$10,050,054
Advance to suppliers - IS Seafood	$—	$596,575

As of December 31, 2018, the Company has made an advance of $596,575 to IS Seafood for purchases of Iceland sourced seafood such as cod, lobster, halibut and scampi, to sell to consumers via the Internet.

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In US dollars, except share data, unless otherwise stated)

19. Related party transactions—(Continued)

In November 2017, the Company entered into a Strategic Cooperation Framework Agreement (the “Framework Agreement”) with Cachet Hotel, which is part of the Roche Enterprises Limited of companies. Roche Enterprises Limited is owned by Mr. Roche and Mr. Roche is also the Executive Chairman and the majority shareholder of Cachet. The Framework Agreement was personally guaranteed by Mr. Roche.

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

The Framework Agreement also provides a credit facility for the Company to loan to Cachet up to $10.0 million at an interest rate of 8% per annum for amounts borrowed in USD and 10% for amounts borrowed in RMB, with each drawdown subject to the Company’s consent in its sole and absolute discretion. The facility has a three-year term with two one-year renewal options. As of December 31, 2017 and 2018, the Company provided loan advances in USD of $3.6 million and $10.0 million, which is presented as a loan to a related party on the consolidated balance sheets.

In September 2015, the Company entered into an assignment with Ryecor, pursuant to which Ryecor assigned to the Company all of its rights on the loan agreement with E-surer signed in October 2014, and delegated to the Company all of its obligation in exchange of a cash payment of $3,024,933 to Ryecor and Acorn Composite Corporation Inc., which is also a company owned by Mr. Roche, The Assigned Contracts were personally guaranteed by Mr. Roche (See Note 9)

20. Restricted net assets

Relevant PRC laws and regulations permit payments of dividends by the Company’s PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards. As a result of these PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets either in the form of dividends, loans or advances, which restricted portion amounted to $7,409,535 as of December 31, 2018. This amount is comprised of the registered equity of the Company’s PRC subsidiaries and the statutory reserves. In addition, as a result of the Company’s restructuring effective January 1, 2005, retained earnings of $20,336,734 related to the pre-restructuring companies was unavailable for distribution as a normal dividend to Acorn International in accordance with relevant PRC laws and regulations, unless and until the PRC subsidiaries are dissolved and the net assets are returned to the investors.

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In US dollars, except share data, unless otherwise stated)

21. Discontinued operation of HJX business

In June 2017, the Company reached an agreement to sell a majority interest in its HJX business to a third-party investor and operator. Specifically, the agreement includes the establishment of a joint venture that will be controlled and operated by such third party, and the Company will hold 37.5% equity interest in this joint venture.

The Company’s management concluded that HJX business related assets met the standard and should be reclassified as Held for Sale in the consolidated balance sheet as of December 31, 2017. The following tables present the aggregate carrying amounts of assets classified as held for sale in the consolidated balance sheet:

	December 31,
	2017	2018

Carrying amount of assets held for sale:
Intangible assets, net- trademark	$353,691	$353,691
Intangible assets, net- distribution network	—	—
Prepaid expense-copyright	122,245	116,385
Total assets held for sale	$475,936	$470,076

The results of operations associated with discontinued operations are presented in the following table:

	For the years ended December 31,
	2016	2017	2018

Net revenues:
Direct sales	$471,293	$195,589	$639
Distribution sales	7,578,128	1,771,829	55,807
Total net revenues	8,049,421	1,967,418	56,446

Cost of revenues:
Direct sales	(375,834)	(185,664)	(3,939)
Distribution sales	(6,366,283)	(2,187,001)	(326,097)
Total cost of revenues	(6,742,117)	(2,372,665)	(330,036)

Gross profit (loss)	1,307,304	(405,247)	(273,590)
Operating expenses:
Other selling and marketing expenses	(5,932,307)	(1,922,342)	(189,269)
General and administrative expenses	(2,284,064)	(1,146,917)	(774,125)
Total operating expenses	(8,216,371)	(3,069,259)	(963,394)
Income from discontinued operations before income taxes	$(6,909,067)	$(3,474,506)	(1,236,984)
Income tax expense	—	—	—
Income from discontinued operations	$(6,909,067)	$(3,474,506)	$(1,236,984)

Under the agreement, the Company agreed to sell the HJX Business at the price of RMB6.0 million ($918,246). The joint venture was set up in January 2018. As of December 31, 2018, the transfer of trademark and copyright is still pending approval by local authorities. During 2018, the Company recorded $324,900 as equity in losses of affiliates as a result of the minority stake in this joint venture.

22. Subsequent events

As of April 30, 2019, Acorn has received the full amount of RMB46 million for the sale of its prior principal office (Refer to Note 5). The ownership transfer was completed on March 28, 2019.

The Company has evaluated subsequent events through the date of these consolidated financial statements and is not aware of any other significant subsequent events that would require recognition or disclosure.

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In US dollars, except share data, unless otherwise stated)

ADDITIONAL INFORMATION—FINANCIAL STATEMENT SCHEDULE I

ACORN INTERNATIONAL, INC.

These parent company financial statements have been prepared in conformity with accounting principles generally accepted in the United States.

During 2018, the Company identified a prior period error in the presentation of the parent company financial statements. The error resulted in an overstatement of $8.5 million in total assets of the parent company as at December 31, 2017, and an understatement of $2.1 million and $4.5 million in net cash used in operating activities of the parent company for the years ended December 31, 2016 and 2017, respectively. Based on a qualitative and quantitative analysis of the error, the Company concluded that the impact of this error is immaterial to the parent company financial statements for the years ended December 31, 2016 and 2017. As such, the Company has corrected the presentation error in the parent company financial statements for the years ended December 31, 2016 and 2017.

FINANCIAL INFORMATION OF PARENT COMPANY

BALANCE SHEETS

(In US dollars, except share data)

	December 31,
	2017	2018

Assets
Current assets:
Cash and cash equivalents	$—	$174,658
Total current assets	—	174,658
Investments in subsidiaries and VIEs	86,988,609	71,669,176
Total assets	$86,988,609	$75,698,274

Liabilities and equity
Current liabilities:
Dividend payable	$—	$174,658
Total current liabilities	—	174,658
Total liabilities	—	174,658

Equity:
Ordinary shares ($0.01 par value; 100,000,000 shares authorized 91,884,402 and 91,884,402 shares issued and 53,602,810 and 51,619,218 shares outstanding as of December 31, 2017 and 2018, respectively)	918,844	918,844
Additional paid-in capital	161,962,671	121,962,651
Accumulated deficits	(110,526,573)	(79,399,389)
Accumulated other comprehensive income	60,968,963	56,507,394
Treasury stock, at cost (38,281,592 and 40,265,184 shares as of December 31, 2017 and 2018, respectively)	(26,335,296)	(28,320,324)

Total equity	86,988,609	71,669,176

Total liabilities and equity	$86,988,609	$75,698,274

FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF OPERATIONS

(In US dollars)

	For the years ended December 31,
	2016	2017	2018

Income from operations	$—	$—	$—

Income before income taxes	—	—	—
Income taxes	—	—	—
Equity in gains of subsidiaries and VIEs	3,438,370	12,384,303	31,127,184
Net income of Acorn International, Inc.	$3,438,370	$12,384,303	$31,127,184

FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(In US dollars, except share data)

	For the years ended December 31,
	2016	2017	2018

Net income	$3,438,370	$12,384,303	$31,127,184
Other comprehensive income, net of tax
Net unrealized losses of available-for-sales securities in the subsidiaries, net of tax of $ (10,490,287) and $ (1,163,160) in 2017 and 2018, respectively.	(53,999,944)	(34,823,436)	(3,489,480)
Foreign currency translation adjustments	(27,715,195)	14,927,138	(972,089)
Comprehensive Income (loss) of Acorn International, Inc.	$(78,276,769)	$(7,511,995)	$26,665,615

FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF CASH FLOWS

(In US dollars)

	For the years ended December 31,
	2016	2017	2018

Operating activities:
Net income of Acorn International, Inc.	$3,438,370	$12,384,303	$31,127,184
Equity in gains of subsidiaries and VIEs	(3,438,370)	(12,384,303)	(31,127,184)
Net cash provided by operating activities	$—	$—	$—

Investing activities:
Dividend received	—	—	40,000,020
Net cash provided by investing activities	$—	$—	$40,000,020

Financing activities:
Dividend paid	—	—	(39,825,362)
Net cash used in financing activities	$—	$—	$(39,825,362)
Net increase in cash and cash equivalents	$—	$—	$174,658
Cash and cash equivalents at the beginning of the year	—	—	—
Cash and cash equivalents at the end of the year	$—	$—	$174,658

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

2) As disclosed in Note 1 to the consolidated financial statements, the Company was incorporated in the British Virgin Islands (“BVI”) on March 4, 2004 to be the holding company of the Company. The Company is an integrated multi-platform marketing company in China which develops, promotes and sells products. The Company’s two primary sales platforms are direct sales and a nationwide distribution network. Direct sales platforms include outbound marketing platform (which until early 2015 included TV direct sales) and Internet sales platform.

3) The condensed financial information has been prepared using the same accounting policies as set out in the consolidated financial statements except that the equity method has been used to account for investments in its subsidiaries and VIEs. For the parent company, the Company records its investments in subsidiaries and VIEs under the equity method of accounting as prescribed in ASC 323, Investments-Equity Method and Joint Ventures. Such investments are presented on the Condensed Balance Sheets as “Investment in subsidiaries and VIEs” and the subsidiaries and VIEs’ profit or loss as “Equity in income/loss of subsidiaries” on the Condensed Statements of Comprehensive Loss. Ordinarily under the equity method, an investor in an equity method investee would cease to recognize its share of the losses of an investee once the carrying value of the investment has been reduced to nil absent an undertaking by the investor to provide continuing support and fund losses. For the purpose of this Schedule I, the parent company has continued to reflect its share, based on its proportionate interest, of the losses of subsidiaries and VIEs regardless of the carrying value of the investment even though the parent company is not obligated to provide continuing support or fund losses.

4) As of December 31, 2017 and 2018, there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or redemption requirements of redeemable stocks or guarantees of the Company. $5,400,000, nil and $2,455,675 dividend was paid by the Company's subsidiaries to the Company in 2016, 2017 and 2018.

* * *

ADDITIONAL INFORMATION—FINANCIAL STATEMENT SCHEDULE II

ACORN INTERNATIONAL, INC.

VALUATION AND QUALIFYING ACCOUNTS

Description	Balance at Beginning of Year	Charged to/ (Reversed from) Costs and Expenses	Write-off	Balance at End of Year

Allowance for accounts receivable
-2018	$3,978,604	45,059	—	4,023,663
-2017	$3,702,514	$276,090	$—	$3,978,604
-2016	$5,398,166	$(18,096)	$(1,677,556)	$3,702,514
Allowance for prepaid advertising expenses
-2018	$897,397	(578,979)	—	318,418
-2017	$1,036,904	$(139,507)	$—	$897,397
-2016	$1,107,706	$—	$(70,802)	$1,036,904
Allowance for prepaid expenses and current assets
-2018	$310,117	327,213	—	637,330
-2017	$436,348	$(126,231)	$—	$310,117
-2016	$605,445	$(169,097)	$—	$436,348
Allowance for deferred tax assets
-2018	$22,932,999	(14,769,183)	—	8,163,816
-2017	$33,012,389	$(10,079,390)	$—	$22,932,999
-2016	$35,657,594	$(2,645,205)	$—	$33,012,389

