Form 20-F
period 2019-12-31
Acorn International, Inc.
filed 2020-06-03
CIK 1365742

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT  PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

 For the fiscal year ended December 31, 2019

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

If this report is an annual or transaction report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☒  Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act:

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

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. ☒ Yes ☐ No

ACORN INTERNATIONAL, INC.

i

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report only, references to:

●	“ordinary shares” are to our ordinary shares, par value $0.01 per share;

●	“ADSs” are to our American depositary shares, each of which represents twenty ordinary shares;

●	“ADRs” are to American depositary receipts, which, if issued, evidence our ADSs;

●	“$,” “US$,” “USD” and “U.S. dollars” are to the legal currency of the United States;

●	“China” and the “PRC” are to the People’s Republic of China, excluding Taiwan and the special administrative regions of Hong Kong and Macau;

●	“variable interest entities,” or “VIEs,” refer to Shanghai Acorn Network Technology Development Co., Ltd. (“Shanghai Network”), Beijing Acorn Trade Co., Ltd. (“Beijing Acorn”) and Beijing HJX Technology Development Co., Ltd. (“Beijing HJX Technology”), the domestic PRC companies in which we do not have equity interests but whose financial results have been consolidated into our consolidated financial statements in accordance with U.S. GAAP due to our having effective control over, and our being the primary beneficiary of, the three companies;

●	“consolidated affiliated entities” refer to our variable interest entities and their direct and indirect subsidiaries;

●	“RMB” and “Renminbi” are to the legal currency of China; and

●	“we,” “us,” “our,” “our Company” and “our Group” refer to Acorn International, Inc., its predecessor entities, subsidiaries and consolidated affiliated entities, as the context may require.

Our reporting currency is the U.S. dollars. This annual report contains conversion of Renminbi amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all conversions of Renminbi into U.S. dollars were made at RMB6.9762 to $1, which was the official base exchange rate published by the People’s Bank of China (PBOC) on December 31, 2019. Monetary assets and liabilities denominated in Renminbi are translated into U.S. dollars at the respective official base exchange rate published by the PBOC as of the balance sheet date. Equity accounts denominated in Renminbi are translated into U.S. dollars at the applicable historical exchange rate. Revenues, expenses, gains and losses denominated in Renminbi are translated into U.S. dollars at the official annual average exchange rate for the applicable year as published by the PBOC. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

ii

This annual report on Form 20-F includes our audited consolidated statements of operations data for the years ended December 31, 2017, 2018 and 2019, and audited consolidated balance sheets data as of December 31, 2018 and 2019.

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

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts are forward-looking statements based on our current expectations, assumptions, estimates and projections about us and our industry. These statements involve known and unknown risks, uncertainties and other factors, including those listed under Item 3.D. “Key Information - Risk Factors,” which may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward- looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigations Reform Act of 1995. In some cases, these forward-looking statements can be identified by words or phrases such as “aim,” “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “potential,” “will” or other similar expressions. The forward-looking statements included in this annual report relate to, among others:

●	anticipated operating results for 2020;

●	the expected impact of COVID-19 on our business;

●	our ability to generate operating income, generate cash flows and fund our operations;

●	our goals and strategies, and our success in developing our business model;

●	expected trends in our “direct sales” channels (including e-commerce channels) and our distribution channels (including online distribution channels), and in our margins and certain cost or expense items as a percentage of our net revenues;

●	our future business development, financial condition and results of operations;

●	our ability to introduce successful new products and attract new customers;

●	our ability to maintain and build our brand and revenue for our products;

●	our ability to manage our featured product lines;

●	competition from companies in a number of industries, including without limitation retail industry and e-commerce industry;

●	our ability to effectively control our cost of sales and efficiently access media channels;

●	PRC governmental policies and regulations relating to our businesses;

●	general economic and business conditions in China and elsewhere; and

●	assumptions underlying or related to any of the foregoing.

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

iii

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

The following selected consolidated statements of operations data for the three years ended December 31, 2017, 2018 and 2019, and the selected consolidated balance sheet data as of December 31, 2018 and 2019, have been derived from our audited consolidated financial statements for the years ended December 31, 2017, 2018 and 2019, and are included elsewhere in this annual report. Our selected consolidated statements of operations data for the years ended December 31, 2015 and 2016, and our consolidated balance sheet data as of December 31, 2015, 2016, and 2017 have been derived from our audited consolidated financial statements that are not included in this annual report. Our selected consolidated financial statements are prepared and presented in accordance with U.S. GAAP.

In 2017, we reached an agreement to sell a majority stake in our HJX electronic learning products business, or the HJX Business, to a third-party investor and operator, allowing us to focus on existing businesses and brands with higher profit margins, and on achieving profitable growth of new, potentially high margin businesses. We maintain a 37.5% stake in a joint venture established with this third party. As a result of this transaction, we are required by applicable accounting rules to treat the historical operations of the wholly owned HJX Business as discontinued operations and the minority stake in the HJX Business as equity in losses of affiliates in the consolidated statements of operations for all periods presented, subject to the consolidation of the HJX Business into the joint venture entity. The financial data presented herein reflect HJX Business as discontinued operations.

In the third quarter of 2019, we completed closing of our call center in Wuxi, China. As a result, we are required by applicable accounting rules to treat the historical operations of the call center operations as discontinued operations for all periods presented. The financial data derived from our audited consolidated financial statements for the years ended December 31, 2017, 2018 and 2019, presented herein present call center operations as discontinued operations.

Our historical results for any period are not necessarily indicative of results to be expected for any future period. The selected consolidated financial data should be read in conjunction with those consolidated financial statements and related notes and Item 5. “Operating and Financial Review and Prospects” in this annual report.

	For the years ended December 31,
	2015	2016	2017	2018	2019
	(in thousands $, except share and per share data)
Condensed Consolidated Statements of Operations Data
Revenues:
Direct sales, net	18,004	13,362	15,867	20,297	31,659
Distribution sales, net	4,953	3,117	1,200	4,790	5,826
Total revenues, net	22,956	16,478	17,067	25,087	37,484

Cost of revenues:
Direct sales	12,538	2,353	3,963	5,080	8,565
Distribution sales	2,956	2,878	597	1,550	1,911
Total cost of revenues	15,494	5,230	4,560	6,630	10,476
Gross profit	7,463	11,248	12,507	18,457	27,008

Operating (expenses) income:
Advertising expenses	(2,204)	(24)	(1,726)	(1,291)	(2,438)
Other selling and marketing expenses	(14,418)	(7,038)	(6,980)	(9,513)	(15,741)
General and administrative expenses(1)	(21,664)	(14,153)	(9,037)	(7,132)	(9,317)
Other operating income, net	1,713	7,607	1,473	2,136	6,034
Total operating expenses	(36,574)	(13,607)	(16,270)	(15,800)	(21,462)
(Loss) Income from continuing operations	(29,111)	(2,359)	(3,763)	2,657	5,547
Other income, net	1,017	18,138	12,172	32,965	3,480
Income tax (expense) benefit	(183)	(4,593)	7,892	(3,184)	1,974
(Loss) income from continuing operations before equity in losses of affiliates	(28,277)	(11,186)	16,302	32,438	11,001
Loss from discontinued operations before equity in losses of affiliates	(11,746)	(6,909)	(3,922)	(990)	(1,061)
Equity in losses of affiliates	(227)	(868)	—	(325)	(109)
Net income (loss)(2)(3)	(40,250)	(3,409)	12,380	31,123	9,830
Net loss attributable to non-controlling interests	(91)	(30)	(4)	(4)	(6)
Net income (loss) attributable to Acorn International, Inc. shareholders	(40,159)	(3,438)	12,384	31,127	9,836
Income (loss) per ordinary share:
Basic and Diluted	(0.51)	(0.05)	0.19	0.60	0.19
—Continuing operations	(0.36)	(0.14)	0.25	0.62	0.21
—Discontinued operations	(0.15)	(0.09)	(0.06)	(0.02)	(0.02)
Weighted average ordinary share outstanding - basic and diluted	79,226,404	75,600,700	65,836,869	52,546,325	51,619,218

	As of December 31,
	2015	2016	2017	2018	2019
	(in thousands $)
Condensed Consolidated Balance Sheet Data
Cash and cash equivalents	12,147	25,506	21,020	20,144	13,461
Prepaid advertising expenses	475	11	—	—	—
Total assets	240,719	132,731	100,907	90,137	80,164
Deferred revenue	548	381	512	175	69
Total liabilities	62,006	33,222	13,563	18,134	13,724
Ordinary shares	890	918	919	919	919
Additional paid-in capital	161,308	161,938	161,963	121,963	117,446
Accumulated deficits	(126,349)	(122,911)	(110,527)	(79,399)	(69,563)
Accumulated other comprehensive income	162,580	80,865	60,967	56,507	45,635
Treasury stock	(20,109)	(21,640)	(26,335)	(28,320)	(28,320)
Non-controlling interests	392	340	355	334	323
Total equity	178,713	99,510	87,344	72,003	66,440
Total liabilities and equity	240,719	132,731	100,907	90,137	80,164

Note:  Accumulated other comprehensive income in 2019 primarily reflects net change of unrealized losses of available-for-sales securities, net of tax. See Note 7 to our audited consolidated financial statements included elsewhere in this annual report.

(1)	Includes share-based compensation in amounts listed below:

	For the years ended December 31,
	2015	2016	2017	2018	2019
			(in thousands)
Share-based compensation	$(71)	$(658)	$(25)	$—	$—

(2)	Includes share-based compensation in amounts listed in the table in note (1) above.

(3)	Net income (loss) for the periods presented reflect effective tax rates, which may not be representative of our long-term expected effective tax rates in light of the tax holidays and exemptions enjoyed by certain of our PRC subsidiaries and our consolidated affiliated entities. See Item 5.A, “Operating and Financial Review and Prospects—Operating Results—Taxation”.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

 Risks Relating to Our Business and Industry

While we maintained operating profitability in 2019, in the recent past we have experienced significant net losses and negative cash flows, and we cannot assure you that our recent results constitute a new trend. Moreover, we believe we must consistently achieve operating profitability in order to position the business for long term sustainable success.

Although we achieved operating profit of $5.5 million and $2.7 million in 2019 and 2018, respectively, we experienced operating losses of approximately $3.8 million in 2017 as well as operating losses in the prior few years before that.

Over the past several years, we have continued to implement a series of initiatives, some of which are ongoing, designed to liquidate our non-core assets, reduce our expenses and losses, and generate additional cash flow. Our liquidity position has improved in subsequent years, in part due to these measures, allowing us to realize our assets and satisfy our liabilities in the normal course of business. Moreover, these measures have helped us to achieve profitability in recent years. Such measures include, among other related actions, the following, with a number of them continued through early 2020:

●	on November 8, 2019, our wholly-owned subsidiary, China DRTV, Inc. entered into an equity transfer agreement to sell 100% of the equity interests in its wholly-owned subsidiary, Zhuhai Acorn Electronic Technology Co., Ltd. (“Zhuhai Acorn”), to an unrelated third-party for a base purchase price of $1.45 million subject to working capital adjustment. The sale was completed in the fourth quarter of 2019 with a $1.2 million gain recorded and the receivables of approximately $1.42 million (after the working capital adjustment and applicable taxes) were received on May 27, 2020;

●	in 2017, we restructured our call center operations by further reducing our overhead, and in 2019, we shut down our call center operations, which have been increasingly unproductive as a sales channel in China’s new digital economy;

●	on December 10, 2018, we executed an agreement to sell Acorn’s former principal office in Shanghai to a third party for RMB46 million. The ownership transfer was completed on March 28, 2019;

●	we executed a share sale and purchase agreement with Hong Kong Red Star Macalline Universal Home Furnishings Limited (“Red Star”) on April 27, 2018, in exchange for cash payment of approximately RMB360 million ($57 million), subject to a post-closing working capital adjustment, and have subsequently consummated the transaction contemplated thereunder. After the working capital adjustment, the total purchase price of Red Star was approximately RMB375 million ($59 million). Pursuant to the terms of the share sale and purchase agreement, Red Star acquired 100% of the shares in our wholly-owned Hong Kong subsidiary Bright Rainbow Investments Limited, which owns Shanghai HJX Digital Technology Co., Ltd, which owns various non-core assets, including the land use rights to a plot of land in the Qingpu district of Shanghai with a total area of 76,799 square meters, along with the warehouse on that land plot;

●	in 2017, we reached an agreement to sell a majority stake in its HJX Business to a third-party investor and operator, allowing us to focus on its already profitable businesses and brands, as well as on achieving profitable growth of new businesses within our Group;

●	in 2016, 2017, and 2018, we sold a total of approximately 12.6 million shares of E-Money for an aggregate consideration of $28.2 million. In 2019, we did not sell any E-Money Shares. E-money announced on December 18, 2019 its plan to repurchase between 5 million and 10 million of its shares in the public market at a price of no more than RMB 4.5 per share for a 6-month period commencing from December 2, 2019, the date E-Money’s board of directors approved the repurchase plan. From January 1, 2020 through the date of this report, Acorn has sold 12.5 million E-Money Shares under this repurchase plan, along with sales to individual buyers in the market, and received proceeds of $ 7.5 million. As at the date of this report, Acorn holds approximately 20.2 million shares, or 4.6% of total shares of E-Money.

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

We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations. Specifically the novel coronavirus could have a material adverse impact on our business, results of operations, financial condition, cash flows or liquidity.

Our business could be materially and adversely affected by natural disasters, such as snowstorms, earthquakes, fires or floods, the outbreak of a widespread health epidemic, such as swine flu, avian influenza, severe acute respiratory syndrome (SARS), coronavirus or COVID-19, Ebola, Zika or other events, such as wars, acts of terrorism, environmental accidents, power shortage or communication interruptions. The occurrence of a disaster or a prolonged outbreak of an epidemic illness or other adverse public health developments in China or elsewhere in the world could materially disrupt our business and operations. These events could also significantly impact our industry and cause a temporary closure of the facilities we use for our operations, which would severely disrupt our operations and have a material adverse effect on our business, financial condition and results of operations. Our operations could be disrupted if any of our employees or employees of our business partners were suspected of contracting an epidemic disease, since this could require us or our business partners to quarantine some or all of these employees or disinfect the facilities used for our operations. In addition, our revenue and profitability could be materially reduced to the extent that a natural disaster, health epidemic or other outbreak harms the global or PRC economy in general. Our operations could also be severely disrupted if our consumers, merchants or other participants were affected by natural disasters, health epidemics or other outbreaks.

The outbreak of a novel coronavirus (which causes the disease now known as COVID-19), was first identified in December 2019 in Wuhan, China, and has since spread globally. Government efforts to contain the spread of the coronavirus through lockdowns of cities, business closures, restrictions on travel and emergency quarantines, among others, and responses by businesses and individuals to reduce the risk of exposure to infection, including reduced travel, cancellation of meetings and events, and implementation of work-at-home policies, among others, have caused significant disruptions to the global economy and normal business operations across a growing list of sectors and countries.  The foregoing is likely to adversely affect business confidence and consumer sentiments, and has been, and may continue to be, accompanied by significant volatility in financial and commodity markets.  The spread of the coronavirus, particularly as it develops into a worldwide health crisis, is also likely have broader macro-economic implications, including reduced levels of economic growth and possibly a global recession, the effects of which could be felt well beyond the time the spread of infection is contained.

The outbreak of the coronavirus could have a material impact on our business in 2020. There has been disruption to our production capacity and our ability to deliver to customers in parts of China. There is also uncertainty about whether our ability to import raw material for our Acorn Fresh business will be affected materially. Finally, while we are adapting to work-from-home and flexible working arrangements, we have historically operated within a traditional office environment in Shanghai. Some of our employees, including certain senior officers, are foreign passport holders and they are currently prohibited from entering China.

Some of our online businesses (such as sale of fresh seafoods) appear to be experiencing increased demand, as customers need to shop necessities such as food from home. Our Babaka® product sales experienced reduction and may continue to be negatively affected by the COVID-19. In general, the combination of supply-side disruption, delivery challenges and potential, long-term waning consumer demand caused by COVID-19, potentially exacerbated by other factors, have negatively impacted and could continue to negatively impact our business. While we continue to monitor the situation, at this point it is difficult to assess the probable significance or duration of any disruption. As a result, we are taking a number of defensive measures to cut costs and conserve our cash resources, including salary reductions and the indefinite suspension of the quarterly dividend until we have more confidence concerning the current situation.

We currently are unable to predict the duration and severity of the spread of the coronavirus, and responses thereto, on our business and operations, and on our results of operations, financial condition, cash flow and liquidity, as these depend on rapidly evolving developments, which are highly uncertain and will be a function of factors beyond our control, such as the speed of contagion, the implementation of effective preventative and containment measures, the development of effective medical solutions, the timing and scope of governmental restrictions on public gatherings, mobility and other activities, financial and other market reactions to the foregoing, and reactions and responses of the populace both in affected regions and regions yet to be affected.  While we expect we will suffer adverse effects, the more severe the outbreak and the longer it lasts, the more likely it is that the effects on us and our business will be materially adverse.

Our best-selling Babaka® product line accounted for, and is expected to continue to account for, the substantial majority of our sales in the near term. Babaka® product line sales may decline, or reach the end of a product lifecycle, and we may fail to introduce new products to offset declines in sales of our featured products.

Our best-selling featured product line, the Babaka® product line, accounted for 90.5%, 92.5% and 89.8% of our gross revenues in 2017, 2018 and 2019 respectively.

Our Babaka® product line may fail to maintain consumer market popularity, and sales may decline due to, among other factors, the introduction of competing products, entry of new competitors, customer dissatisfaction with the value or quality offered by our products, negative publicity or market saturation. Consequently, our future sales success depends in part on our ability to successfully identify, develop, introduce and distribute in a timely and cost-effective manner new and upgraded products. Some reasons that sales of our Babaka® product line may fail to continue to increase, or even decline, include the following:

● Competition. Competition from current or future competitors could cause our products to lose market acceptance or require us to significantly reduce our prices or increase our promotional activities to maintain and attract customers. Our current or future competitors may have larger scale, longer operating histories, better brand recognition and consumer trust, stronger media management capabilities, better media and supplier relationships, a larger technical staff and sales force and/or greater financial, technical or marketing resources than we do. Currently, our Babaka® product line faces competition from brands such as MTG, MINGZHEN, and Nuotai.

● Counterfeit Products. We have discovered unauthorized Babaka® products on e-commerce platforms and in the marketplace that are counterfeit reproductions of our products. The existence of such counterfeit products could reduce our market share, and if they are of lower quality than our products are, and the customers are not aware that they are using counterfeits, that could bring reputational harm to our products. In addition, the lower prices of such counterfeits could impose pressure on us to reduce our prices to attract customers.

● Negative Publicity. If our Babaka® product line faces any negative publicity, regardless of veracity, we will need to incur expenditure of funds and management time to respond to such negative publicity, and there may be material adverse effect on our reputation, our business and the trading price of our ADSs. Negative publicity may arise for various reasons, such as complaints about the quality of our products and related services or other public relations incidents of us. For example, in 2018, there was negative news coverage about the founder of our Babaka® products who left the Company years ago and subsequently negative media coverage extended to the Babaka® products and similar posture correction products.

● Failure of Trademark Protection. We rely on a combination of patent (utility model), copyright, trademark and unfair competition laws, nondisclosure agreements and other methods to protect our intellectual property rights. In particular, we rely on the trademark law in China to protect our product brands. As of February 29, 2020, among the trademarks we maintain, 54 trademarks contain either the Chinese name of Babaka® (or Chinese characters similar to the Chinese name of Babaka®) or the English name of Babaka® for our best-selling featured product line. We take prompt actions to extend trademarks that are expiring and to apply for registration of more trademarks that contain either the Chinese name or English name of Babaka® or a mixture of both. We may be unable to enforce our proprietary rights in connection with these trademarks before such registrations are approved by the relevant authorities and it is possible that such registrations may not be approved at all. There can be no assurance that our trademark applications will be approved, that any registered trademark will adequately protect our intellectual property, or that such trademark will not be challenged by third parties or found by a judicial authority to be invalid or unenforceable.

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

  Our Babaka® product line sales for a given period will depend upon, among other things, a positive customer response to our “direct sales” efforts, including our e-commerce channel, as well as the efforts of our distributors, our effective management of product inventory, and the stage of our products’ lifecycles during the period. Positive customer responses depend on many factors, including the appeal of the products and services being marketed, the effectiveness of our “direct sales” platforms and the viability of competing products. Moreover, any new products we develop may not receive market acceptance. In addition, from time to time, we experience delays in the supply of our products to customers due to production delays or shortages or inadequate inventory management, and we lose potential product sales as a result. Furthermore, during a product’s lifecycle, problems may arise regarding regulatory, intellectual property, product liability or other issues which may affect the continued viability of the product for sale.

If we fail to identify and introduce additional successful products, including those to replace existing featured products, such as the Babaka® product line, if they suffer from declining sales or approaching the end of their product lifecycle, our gross revenues may not grow or may decline and our market share and value of our brand may be materially and adversely affected.

Our evolving business model and the evolution of China’s retail industry make it difficult to evaluate our business and future prospects.

Our business model has varied throughout our operating history in response to changes in China’s retail industry and the regulatory environment in China. In response to regulatory changes, what we refer to as our “direct sales” model (to contrast with sales we make via distributors, whether online or offline) now consists primarily of Internet sales. Furthermore, as China’s retail industry has evolved, we have begun to focus on sourcing other branded products to complement our own proprietary-branded product lines (e.g. Babaka® posture correction products), for distribution through our “direct sales” channel and our distribution channel. More recently we have invested significant resources in new businesses, such as Acorn Fresh and Acorn Digital, each of which represents a more significant departure from our historical business model and has no assurance of success.

 The evolution of our business model makes it difficult for you to evaluate our business and future prospects. Our longer term goal is to leverage our success as the leading TV informercial company in China in prior years to now become a leading direct marketing and branding company in China that markets and distributes, particularly through our e-commerce channel, which we are continuing to develop, both our proprietary, self-owned brands and products and well-established or promising new third-party brands and products, as well as to expand Acorn Fresh and Acorn Digital, and incubate new businesses, within our Group. To achieve this goal, we need to continue to grow our business across platforms and product lines. Our ability to successfully implement our strategy is subject to various risks and uncertainties, including:

●	our relatively short history in the e-commerce business;

●	dramatic changes in success levels of our different brands from year to year;

●	our ability to maintain awareness of our brands, generate sales and develop customer loyalty through our “direct sales” platform, particularly our e-commerce channel;

●	our ability to continue to develop our e-commerce channel, including by adapting to the latest technological developments;

●	our ability to successfully incubate and expand new businesses that are far removed from our historical core competencies;

●	changes in government regulations, industry consolidation and other significant competitive and market dynamics;

●	our ability to upgrade our technology or infrastructure to keep pace with our current and future “direct sales” platforms;

●	the potential need in the future for additional capital to finance our expansion of these business operations, which may not be available on reasonable terms or at all; and

●	the need to recruit additional skilled employees, including technicians and managers at different levels.

There can be no assurance that we will be able to effectively manage these risks or execute our business strategies, which could have a material adverse effect on our growth, results of operations and business prospects.

Our operating results fluctuate from period to period, making them difficult to predict.

Our operating results are highly dependent upon, and will fluctuate based on, the following product-related factors:

●	the mix of products selected by us for marketing through our “direct sales” platforms (consisting primarily of e-commerce channels, and to a lesser extent, outbound marketing) and our distributors, as well as their average selling prices;

●	the level of investment we make in our newest businesses, such as Acorn Fresh and Acorn Digital, as well as other new businesses we incubate, and their success in generating revenues;

●	positive and negative publicity about our products and our Company generally;

●	new product introductions by us or our competitors and our ability to identify new products, as well as to incubate successfully new businesses;
●	the availability of competing products and possible reduction in the sale prices of our products over time in response to competitive offerings or in anticipation of our introduction of new or upgraded offerings;

●	seasonality with respect to certain of our products;

●	the market of certain featured products becoming saturated over time;

●	discounts offered to our distributors as part of incentive plans to stimulate sales;

●	the success of our distributors in promoting and selling our products;

●	the potential negative impact distributor sales may have on our own “direct sales” efforts; and

●	depletion of our pool of quality names or data for outbound marketing.

In addition, factors not directly relating to our products which could cause our operating results to fluctuate in a particular period or in comparison to a prior period include:

●	epidemics, such as the COVID-19 outbreak in 2020

●	new laws, regulations or rules promulgated by the PRC government governing the consumer product marketing and branding industries;

●	the general factors driving China’s online retail industry, such as levels of per capita disposable income and consumer spending, the number of online shoppers, the adoption of online sales strategies by us and other manufacturers and service providers, and the availability of improved delivery services and the payment options;

●	natural disasters, such as the severe snow storms and earthquake experienced by China in 2008;

●	the amount of operating expenses incurred by us and timing of such incurrence, including our media procurement expenses, inventory-related losses, bad debt expense, product returns and options grants to our employees;

●	gains and losses related to our sale of non-core assets and our investments in marketable and other securities;

●	the level of advertising and other promotional efforts by us and our competitors in a particular period;

●	our ability to attract and retain competent and experienced employees;

●	our ability to keep pace with the rapidly changing digital landscape in China and ever changing-consumer behavior; and

●	the rising cost of digital media.

Due to these and other factors, our operating results will likely vary from period to period, will be difficult to predict for any given period, may be adversely affected from period to period and may not be indicative of our future performance. If our operating results for any period fall below our expectations or the expectations of investors or any market analyst that may issue reports or analyses regarding our ADSs, the price of our ADSs is likely to decrease.

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

If we cannot offer appealing products on our websites or through our other “direct sales” platforms or distributors, our customers may purchase fewer products from us or stop purchasing products from us altogether. Our reputation may also be negatively affected. If we do not anticipate, identify and respond effectively to consumer preferences or changes in consumer trends at an early stage, we may not be able to generate our desired level of sales. Failure to properly address these challenges may materially and adversely affect our business, financial condition and results of operations.

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

In China’s fragmented, developing and increasingly competitive consumer market, product brands and corporate reputation have become critical to the success of our new products and the continued popularity of our existing products. We undertake promotional activities to market our brands and enhance our reputation, but our promotional activities may be expensive and may fail to either effectively promote our product brands or generate additional sales. In addition, our product brands, corporate reputation and product sales could be harmed by factors including but not limited to the following:

●	our advertisements, or the advertisements of the owners of the third-party brands that we market or those of our distributors, are deemed to be misleading or inaccurate;

●	our products fail to meet customer expectations;

●	we provide poor or ineffective customer service;

●	our products contain defects or otherwise fail;

●	consumers confuse our products with inferior or counterfeit products;

●	consumers find our outbound marketing intrusive or annoying;

●	there is negative media coverage about the products we sell.

Our products may also be subject to negative publicity for various reasons, such as complaints about the quality of our products and related services or other public relation incidents relating to us, which may adversely affect our reputation and the sales of our products. For example, in 2018, there was negative news coverage about the founder of our Babaka® products and subsequently negative media coverage extended to the Babaka® products and similar posture correction products. Any such negative publicity, regardless of veracity, could result in the expenditure of funds and management time and may have a material and adverse effect on our reputation, our business and the trading price of our ADSs.

We rely on our distributors for a substantial portion of our revenues. Failure to maintain good distributor relations could materially disrupt our distribution business and harm our net revenues.

In 2017, 2018 and 2019, 7.0%, 19.1% and 15.5% respectively, of our net revenues were generated through our distributors across China. Our largest distributor accounted for approximately 2.9%, 14.1% and 13.2% of our gross revenues in 2017, 2018 and 2019, respectively. We do not maintain long-term contracts with our distributors. Maintaining relationships with existing distributors and replacing any distributor may be difficult or time consuming. In addition, we are in the process of rationalizing and streamlining our distribution business to adapt to our evolving business model. If we cannot negotiate favorable terms regarding our distribution agreement with our existing distributors, they may discontinue their relationships with us and we may not be able to identity and attract new distributors or find suitable replacement of our existing distributors. Our failure to maintain good relationships with our distributors could materially disrupt our distribution business and harm our net revenues.

We may be unable to effectively manage our distributors. Any failure by our distributors to operate in compliance with our distribution agreements and applicable law may result in liability to us, may interrupt the effective operation of our distributors, may harm our brands and our corporate image and of which may result in decreased sales.

We have limited ability to manage the activities of our distributors, who operate independently from us. In addition, our distributors may violate our distribution agreements with them. Such violations may include, among other things:

●	failure to meet minimum sales targets for our products or minimum price levels for our products in accordance with relevant agreements;

●	failure to properly promote our products through local marketing media, including Internet and local print media, violation of our media content requirements, or failure to meet minimum required media spending levels;

●	selling products that compete with our products, including product imitations, or selling our products outside their designated territories, possibly in violation of the exclusive distribution rights of other distributors;

●	providing poor customer service of the after-sale repair or return; or

●	violating PRC law in the marketing and sale of our products, including PRC restrictions on advertising content or product claims.

If we determine to fine, suspend or terminate our distributors for acting in violation of our distribution agreements, our ability to effectively sell our products could be negatively impacted. In addition, violations with our distribution agreements by the distributors could negatively affect our brands and our corporate image, possibly resulting in loss of customers and a decline in sales.

The Company relies, for product sales, on third-party e-commerce platform TMall, which could adopt policies or take other actions that may negatively affect or even prevent our product sales. The Company also relies, to a lesser extent, for product sales on its Taobao Partners, who may decide to terminate their relationship with the Company in the future or fail to maintain or increase their sales volume of our products.

The Company relies heavily on the e-commerce platform, TMall, run by Alibaba, as one of the channels for its Internet sales. Specifically, the Company contracts with a number of entities which market, sell and distribute the Company’s products on TMall and calls such entities Taobao Partners, or TPs. We had 3 TPs as of December 31, 2019. If TMall were to adopt any policy or take any other action that would restrict or even prevent the sale of our products, disrupt the business of our TPs, or increase the cost of sales of our products, then our Internet sales may be materially adversely affected. The Company relies on such TPs to generate sales through e-commerce channels. However, the Company does not have long-term contracts with such TPs, and it is possible that such TPs decide not to contract with the Company in the future or terminate their existing contracts. In addition, such TPs may fail to maintain or increase their sales volume in the future, and we may fail to timely find and contract with new TPs who are capable of generating satisfactory sales volume. Further, our agreements with TPs typically do not restrict the TPs from procuring products from other sellers, and such other sellers’ products may be competing products of ours. If any such events occur, the Company may face decreasing revenue from e-commerce sales. Our agreements with TPs do restrict the TPs from procuring posture correction products similar to our Babaka® products.

Changes in the quoted prices for E-Money on the China National Equities Exchange and Quotations (“NEEQ”) will cause the carrying value of our E-Money shares to vary and affect our comprehensive net income; and our ability to sell our E-Money shares at desired prices or in desired volumes will be affected by related developments in the NEEQ market and the market for E-Money shares.

In July 2015, E-Money (NEEQ: 832950) began trading on the NEEQ and on December 31, 2016, our 8.5% ownership stake in E-Money was valued at $74.7 million. During 2017 and 2018, we continued to sell E-Money shares on the NEEQ. The E-Money stock we hold as at December 31, 2019 was valued at $25.7 million. We did not reduce the amount of shares held in 2019. E-money announced on December 18, 2019 that it would repurchase between 5 million and 10 million of its shares in the public market at a price of no more than RMB 4.5 for a 6-month period commencing from December 2, 2019 (i.e. the date E-Money’s board of directors approved the aforesaid repurchase plan). From January 1, 2020 through the date of this report, Acorn has sold 12.5 million E-Money Shares under this repurchase plan, along with sales to individual buyers in the market, and received proceeds of $ 7.5 million. As at the date of this report, Acorn holds approximately 20.2 million shares, or 4.6% of total shares of E-Money.

The NEEQ is an over-the-counter (“OTC”) market in China listing companies not otherwise eligible for listing on China’s other markets including the Shanghai and Shenzhen Main Boards. Both the NEEQ and E-Money’s shares on the NEEQ have experienced significant volatility and limited liquidity, as well as periods when trading halted. For example, on November 19, 2019, E-Money announced a temporary trading halt commencing on November 20, 2019, in anticipation of a potential material event, and did not resume trading until December 4, 2019. On March 28, 2017, E-Money announced a temporary trading halt commencing on March 29, 2017, in anticipation of a potential material event, and did not resume trading until May 24, 2017. We may be unable to sell our E-Money shares at prices equal to the then-quoted price and or in desired volumes. Sales of E-Money shares by us or others could also impact the price of E-Money shares due to the limited trading volume. Actions by E-Money may also restrict our ability to sell E-Money shares.  For example, on June 5, 2017, E-Money announced that on the same day its board of directors has approved the proposal for E-Money’s initial public offering, and would choose an appropriate time to submit E-Money’s applications for initial public offering to China Securities Regulatory Commission, or the CSRC, after performing all necessary procedures. The announcement further reminded investors that E-Money would apply for temporary trading halt at NEEQ and if the application is approved, the investors (including us) would not be able to sell their E-Money shares within one (1) or more years after the date of such initial public offering. There is no assurance that E-Money’s application for initial public offering will be accepted or approved or E-Money will conduct an initial public offering at all. Currently E-Money is still a publicly traded company on NEEQ, although with almost no trading volume.

If we are deemed an “investment company” under the U.S. Investment Company Act of 1940 (as amended, the “Investment Company Act”), it would adversely affect the price of our ADSs and ordinary shares and could have a material adverse effect on our business.

As at the date of this report, our assets include an approximately 5.8% interest in E-Money. This may be deemed to be “investment securities” within the meaning of the Investment Company Act. Our investment in E-Money and other factors may cause us to be deemed an “investment company” under the Investment Company Act. As a foreign private issuer, we would not be eligible to register under the Investment Company Act, so if we are deemed an investment company within the meaning of the Investment Company Act, we would either have to obtain exemptive relief from the SEC or dispose of investments in order to fall outside the definition of an investment company. Additionally, we may have to forego potential future acquisitions of interests in companies that may be deemed investment securities within the meaning of the Investment Company Act. Failure to avoid being deemed an investment company under the Investment Company Act coupled with our inability as a foreign private issuer to register under the Investment Company Act could make us unable to comply with our reporting obligations as a public company in the United States and lead to our being delisted from the NYSE, which would have a material adverse effect on the liquidity and value of our ADSs and ordinary shares.

In fulfilling sales through our “direct sales” platforms, we face customer acceptance, delivery, payment and collection risks that could adversely impact our “direct sales” net revenues and overall operating results. We are dependent on delivery companies to make our product deliveries.

Substantially all of the products that we sell through our “direct sales” platforms are delivered and paid for by customers via electronic payment.

We rely on delivery companies such as Cainiao, JD Delivery, Zhai-ji-song, SF Express, EMS, etc. to deliver products sold through our “direct sales” platforms, including our e-commerce channel. Products delivered through delivery companies accounted for over 95% of our total sales in each of 2017, 2018 and 2019. However, of our total accounts receivable balance as of December 31, 2017, 2018 and 2019, no single delivery company accounted for more than 10% of our total accounts receivable. While we do use another delivery service, we rely primarily on SF Express’s cold chain delivery service, for the delivery of fresh food products in our Acorn Fresh business.

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

From time to time, we conduct acquisitions, make investments or enter into joint ventures or other investment structures with other entities as a means of developing new products or acquiring managerial expertise. In addition to the three joint ventures and other minority investments that we currently maintain, we may continue to enter into similar joint ventures or make other acquisitions or investments when proper opportunities occur. Risks related to our existing and future joint ventures, acquisitions and investments include, as applicable:

●	our ability to enter into, exit or acquire additional interests in our joint ventures or other acquisitions or investments may be restricted by or subject to various approvals under PRC law or may not otherwise be possible, may result in a possible dilutive issuance of our securities or may require us to secure financing to fund those activities;

●	we may disagree with our joint venture partner(s) or other investors on how the venture or business investment should be managed and/or operated;

●	to the degree we wish to do so, we may be unable to integrate and retain acquired employees or management personnel; incorporate acquired products, or capabilities into our business; integrate and support pre-existing manufacturing or distribution arrangements; consolidate duplicate facilities and functions; or combine aspects of our accounting processes, order processing and support functions; and

●	the joint venture or investment could suffer losses and we could lose our total investment, which would have a negative effect on our operating results.

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

Our business is supported and enhanced by a team of highly skilled employees who are critical to maintaining the quality and consistency of our business and reputation. It is important for us to attract qualified employees, especially marketing personnel, supply chain managers and employees with high levels of experience in e-commerce.

From 2014 to 2018, we have implemented a substantial reduction in our work force across all functions of our operations and restructured our senior management, which reductions are primarily driven by cost control efforts as well as restructuring and streamlining our business structure and operation. In addition, through voluntary attrition, certain key personnel have recently left, and we have yet to recruit replacements. The reductions and adjustments in our workforce and the loss of such key personnel could seriously harm the morale of existing employees and our ability to attract prospective employees in key areas of need or retain current key personnel in critical areas of operations, which could disrupt our business and operations and negatively affect our financial performance.

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

Competition from current or future competitors could cause our products to lose market acceptance or require us to significantly reduce our prices or increase our promotional activities to maintain and attract customers. Many of our current or future competitors may have larger scale, longer operating histories, better brand recognition and consumer trust, strong media management capabilities, better media and supplier relationships, a larger technical staff and sales force and/or greater financial, technical or marketing resources than we do. We face competition from numerous domestic and international sellers of consumer branded products that sell in China such products that compete with our products; for example, posture-correction products from MTG, MINGZHEN, Nuotai and other brands compete with our Babaka® posture-correction products.

 Interruption or failure of our IT system and management information systems could impair our ability to effectively sell and deliver our products, collect payments on product sales, or result in a loss or corruption of data, which could damage our reputation and negatively impact our results of operations.

Our e-commerce business relies heavily on management information systems, or MIS, to process customer orders, arrange product delivery and collect sales-related data. Our IT system and MIS are each primarily provided and maintained by a third-party vendor and we have limited in house capacity to address any interruptions or failure of the IT system or MIS. Interruptions to or failures in our IT system or MIS could prevent the timely or proper delivery of products to consumers, or payment to the delivery companies, which would harm our reputation and cause the loss of our customers. Interruptions to or failures in our MIS could also lead to loss or inaccuracy of data stored in the MIS, causing inaccuracies in our payment processing (e.g. our failure to collect payment on orders) or analysis of the data. These interruptions or failures may be due to events that are beyond our control, such as inclement weather, natural disasters, transportation disruptions or labor. As our business evolves and our MIS requirements change, we may need to modify, upgrade and replace our systems. We work closely with third-party vendors and our related party vendors to provide service tailored to our specific needs. We are and will continue to be substantially reliant on these third-party vendors for the provision of maintenance, modifications, upgrades and replacements to our systems. Any such modification, upgrading or replacement of our systems may be costly and could create disturbances or interruptions to our operations. If these third-party vendors can no longer provide these services, it may be difficult, time consuming and costly to replace them. Similarly, errors or inadequacies in our MIS may be difficult or expensive to timely correct and could result in substantial service interruptions.

From time to time, our IT systems may experience short periods of power outage resulted from unexpected damage of the facilities where our IT system is located, natural disasters or other reasons. Any IT or MIS failure (including as a result of natural disaster or power outage), particularly during peak or critical periods, could inhibit our ability to receive calls and complete orders or evaluate the effectiveness of our promotions or consumer acceptance of our products or otherwise operate our business. These events could, in turn, impair our ability to effectively sell and deliver our products or result in the loss or corruption of customer, supplier and distributor data, which could damage our reputation and negatively impact our results of operations.

Failure to protect personal and confidential information of our customers could damage our reputation and substantially harm our business, financial condition and results of operations and expose us to liability.

We collect and store personally identifiable information of our customers in our database through which we sell and market our products. We may not be able to prevent our employees or other third parties, such as hackers, criminal organizations, our external service providers and business partners, from stealing or leaking information provided by our customers to us. In addition, significant capital and other resources may be required to protect against security breaches or to alleviate problems caused by such breaches. The methods used by hackers and others engaged in online criminal activities are increasingly sophisticated and constantly evolving. Even if we are successful in adapting to and preventing new security breaches, any perception by the public that the privacy of customer information is becoming increasingly unsafe or vulnerable to attack could inhibit the growth of online business generally, which in turn may reduce our customers’ confidence and materially and adversely affect our business and prospects. Moreover, we are required to comply with laws and regulations in connection with protection of electronic personal information of our customers in China and we may be obligated to comply with the privacy and data security laws of foreign countries where our customers reside. With the promulgation of the PRC Cyber Security Law on November 7, 2016 and effective from June 1, 2017 and the subsequent promulgation of related measures or regulations, practices regarding the collection, use, storage, transmission and security of personal information by companies operating over the internet and mobile platforms are under increased public scrutiny, we are facing more stringent requirements to protect the personal information we collect from being divulged or tampered with. We currently do not share consumer information with external service providers and business partners. However, we may become subject to new laws and regulations applying to the solicitation, collection, processing or use of personal or consumer information that could affect how we collect, store and share data with our external service providers and business partners. For example, on March 6, 2020, the SAMR and the Standardization Administration of China, or the SAC, jointly promulgated the Information Security Technology – Personal Information Security Specification, or 2020 Specification, which will be effective on October 1, 2020. Pursuant to this 2020 Specification, the personal information controllers refer to entities or persons who are authorized to determine the purposes and methods for using and processing personal information. The personal information controller (i) shall collect personal information in accordance with the principles of legality and minimization, (ii) is required to differentiate between basic business functions and additional or expanded business functions and is prohibited from bundling all these functions together, and (iii) shall also obtain a consent from the information provider. Failure to comply with such requirements will result in more severe administrative penalties, damage to our reputation and credibility and could have a negative impact on revenues and profits. Our exposure to the PRC and foreign countries’ privacy and data security laws impacts our ability to collect and use personal data, increases our legal compliance costs and may expose us to liability. As such laws proliferate, there may be uncertainty regarding their application or interpretation, which consequently increases our exposure to potential compliance costs and liability. Even if a claim of noncompliance against us does not ultimately result in liability, investigating or responding to a claim may present significant costs and demands on our management.

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

We rely on a combination of patent (utility model), copyright, trademark and unfair competition laws, nondisclosure agreements and other methods to protect our intellectual property rights. In particular, we rely on the trademark law in China to protect our product brands. As of February 29, 2020, we maintain 511 trademark registrations in China which will expire between 2020 and 2025, among which, 54 trademarks contain either the Chinese name of Babaka® (or Chinese characters similar to the Chinese name of Babaka®) or the English name of Babaka® for the posture correction products. We are in the process of extending the trademarks which are expected to expire in the near future. Separately, we are in the process of applying for registration or transfer of approximately 111 trademarks from HJX Digital Technology Co., Ltd to Acorn Trade (Shanghai) in China. We may be unable to enforce our proprietary rights in connection with these trademarks before such registrations or transfers are approved by the relevant authorities and it is possible that such registrations or transfers may not be approved at all. There can be no assurance that our trademark applications will be approved, that any registered trademark will adequately protect our intellectual property, or that such trademark will not be challenged by third parties or found by a judicial authority to be invalid or unenforceable.

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

The dispute previously resulted in, and, if it were to restart, could again result in disruption to our operations and diversion of the attention of management and our employees as a result of responding to these matters, which were and may continue to be costly and time-consuming. This could result in our business being adversely affected. We also may be subject to claims for indemnification related to these matters, and we cannot predict the impact that indemnification claims may have on our business, cash position or financial results.

Mr. Robert W. Roche, our executive chairman, is a significant beneficial shareholder, which makes it possible for him to have significant influence over the outcome of all matters submitted to our shareholders for approval and which influence may be alleged to conflict with our interests and the interests of our other shareholders.

As of April 10, 2020, Mr. Roche beneficially owned (although Mr. Roche disclaims ownership of all such shares) approximately 78.88% of our outstanding ordinary shares as calculated according to the SEC rules, including approximately 33.75% of our outstanding ordinary shares for which Ms. Ritsuko Hattori-Roche, the wife of Mr. Roche, is the record owner, giving him substantial influence over the outcome of all matters submitted to our shareholders for approval. Our current memorandum and articles of association provide that the chairman of our board of directors or any one or more shareholders who collectively own at least 30% of our outstanding ordinary shares may convene an EGM, or an extraordinary general meeting of our shareholders, to vote on matters proposed for consideration at such EGM. As a 30% plus shareholder and chairman of our board of directors, Mr. Roche has the ability to unilaterally convene an EGM. This influence may conflict with the interests of our other shareholders. In addition, such concentration of ownership and influence by Mr. Roche may discourage, delay or prevent a change in control of our Company, which could deprive our shareholders of an opportunity to receive a premium for their ADSs as part of any contemplated sale of our Company and may reduce the price of our ADSs or could create actual or perceived governance instabilities that could adversely affect the price of our ADSs.

We have limited general business insurance coverage and we may be subject to losses that might not be covered by our existing insurance policies, which may result in our incurring substantial costs and the diversion of resources.

We maintain various insurance policies to safeguard against risks and unexpected events. We have purchased product transportation insurance covering risk of product loss during transportation, and vehicle insurance for three cars covering the risk of loss. We have also purchased product liability insurance for Acorn Fresh. We maintain Directors and Officers (D&O) liability insurance covering our directors, supervisors and officers liabilities. We also provide social security insurance including pension insurance, unemployment insurance, work-related injury insurance, maternity insurance and medical insurance for our employees. However, we do not maintain business liability, interruption or litigation insurance, nor do we maintain key-man life insurance. We cannot assure you that our insurance coverage is sufficient to prevent us from any loss or that we will be able to successfully claim our losses under our current insurance policy on a timely basis, or at all. If we incur any loss that is not covered by our insurance policies, or the compensated amount is significantly less than our actual loss, our business, financial condition and results of operations could be materially and adversely affected.

Our sale of our and other parties’ products could subject us to product liability claims, potential safety-related regulatory actions or product recalls. These events could damage our brand and reputation and the marketability of the products that we sell, divert our management’s attention and result in lower net revenues and increased costs.

The manufacture and sale of our products, in particular, Acorn Fresh, and our sale of other parties’ products could each expose us to product liability claims for personal injuries or food safety related liability claims. Also, if our products are deemed by the PRC authorities to fail to conform to product quality, personal safety or food safety requirements in China, we could be subject to PRC regulatory action. Violation of PRC product quality and safety and food safety requirements by our or others’ products sold by us may subject us to confiscation of the products, imposition of penalties or an order to cease sales of the violating products or to cease operations pending rectification. If the offense is determined to be serious, our business license could be suspended and subject to criminal liabilities. Any product liability claim or food safety claim or governmental regulatory action could be costly and time-consuming to defend. If successful, product liability claims or food safety claims may require us to pay substantial damages. Also, a material design, manufacturing or quality failure in our and other parties’ products sold by us, other safety issues or heightened regulatory scrutiny could each warrant a product recall by us and result in increased product liability claims. Furthermore, customers may not use the products sold by us in accordance with our product usage instructions, possibly resulting in customer injury. All of these events could materially harm our brand and reputation and marketability of our products, divert our management’s attention and result in lower net revenues and increased costs.

Any disruption of our or our manufacturing service providers’ manufacturing operations could negatively affect the availability of our products and our net revenues derived therefrom.

We manufactured approximately 2.0% of the products we sell in terms of revenues in 2019, with the balance provided by third-party suppliers and manufacturers.

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

Other risks for the products manufactured by us, include, among others:

●	having too much or too little production capacity;

●	being unable to obtain raw materials on a timely basis or at commercially reasonable prices, which could adversely affect the pricing and availability of our products;

●	experiencing quality control problems;

●	accumulating obsolete inventory;

●	failing to timely meet demand for our products; and

●	experiencing delays in manufacturing operations due to understaffing during the peak seasons and holidays.

Currently, products manufactured and supplied by third parties for us include mobile phones, cosmetics, posture correction products, pre-packaged seafood, and other products. Some of our products are supplied by third-party manufacturers based on designs or technical requirements provided by us. These manufacturers may fail to produce products that conform to our requirements. In addition, for products manufactured or supplied by third-party manufacturers, we indirectly face many of the risks described above and other risks. For example, our third-party manufacturers may not continue to supply products to us of the quality and/or in the quantities we require. It may also be difficult or expensive for us to replace a third-party manufacturer.

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

We may not be able to maintain compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and any such failure could have a material adverse impact on our ability to provide financial information in a timely and reliable manner.

As a public company with shares listed in the United States, we are subject to provisions of the Sarbanes-Oxley Act of 2002. Section 404(a) of the Sarbanes-Oxley Act requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual reports on Form 20-F. In 2014, our management identified several material weaknesses in our internal controls over financial reporting. While our management concluded that these material weaknesses were remediated in 2015, and that our internal control over financial reporting was effective as of December 31, 2015, December 31, 2016, December 31, 2017, December 31, 2018, and December 31, 2019, there is no assurance that our management will conclude that our internal controls are effective in future periods. If we are unable to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud, which could result in a loss of investor confidence in the reliability of our reporting processes and could materially and adversely affect the trading price of our ADSs.

Our businesses and growth prospects are dependent upon the expected growth in China’s consumer retail markets. Any future slowdown or decline in China’s consumer retail markets could adversely affect our business, financial condition and results of operations.

Currently, all of our revenues are generated by sales of consumer products in China. Presently, the success of our business depends on the continued growth of China’s consumer retail markets. The consumer retail markets in China are characterized by rapidly changing trends and continually evolving consumer preferences and purchasing patterns and power. The growth of the Chinese economy has slowed since 2012, and such slowdown may continue. According to the National Bureau of Statistics of China, China’s gross domestic product (GDP) annual growth rate decreased slightly from 6.9% in 2017 to 6.6% in 2018, and further to 6.1% in 2019. China’s GDP also contracted by 6.8% on a quarter-to-quarter basis (compared to the immediately preceding quarter) in the first quarter of 2020, the worst downturn since 1979 due primarily to the outbreak of COVID-19. Any slowdown could significantly reduce domestic commerce in China, including through the internet generally and through us. Any slowdown or decline in China’s consumer retail markets, or evolving consumer purchases and purchasing patterns away from our products, would have a direct adverse impact on us and could adversely affect our business, financial condition and results of operations.

Risks Relating to the Regulation of Our Business and Industry

PRC regulations relating to our industry are evolving. Any adverse or unanticipated regulatory changes, particularly those regarding the regulation of our “direct sales” business, could significantly harm our business or limit our ability to operate.

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

Recently China has been imposing more stringent requirements on personal information protection. In particular, on December 28, 2012, the Standing Committee of the National People’s Congress promulgated the Decision on Strengthening Internet Information Protection, or Internet Information Protection Rules, which required that, among other things, internet service providers and other entities must obtain consent from relevant persons before collecting and using personal electronic information during business activities and must make public rules on collecting and using personal information; personal electronic information collected must be strictly kept confidential and must not be divulged, tampered with, damaged, sold or illegally provided to others; anyone is not allowed to send commercial electronic information to an recipient without his or her consent or request, or after he or she has given an explicit refusal. The MIIT promulgated Provisions on Protecting Personal Information of Telecommunications and Internet Users, or Personal Information Protection Rules, on July 16, 2013 which provides detailed rules for standards on collection and use of users’ personal information by telecommunications business operators and internet information service providers and security measures on protecting users’ personal information. In addition, the Law on the Protection of Consumers’ Rights and Interests amended on October 25, 2013 and effective from March 15, 2014 provides that business operators may not send commercial information to consumers without their consent or request, or after the consumers have expressly refused to receive such information. Furthermore, the Measures for Punishments against Infringements on Consumer Rights and Interests promulgated on January 5, 2015 and effective from March 15, 2015 provides that a business operator must refrain from any of the following acts: (i) collecting or using the consumers’ personal information without the consent of the consumers; (ii) divulging, selling or illegally providing others with the consumers’ personal information collected; and (iii) sending commercial information to consumers without their consent or request, or after the consumers have expressly refused to receive such information. On November 7, 2016, the Standing Committee of the National People’s Congress promulgated the PRC Cyber Security Law which, effective from June 1, 2017, imposes the following new requirements for the internet operators like us: (i) internet operators must notify the relevant consumers and the applicable government authority of the occurrence or potential occurrence of any divulging, damaging or loss of the personal information collected; and (ii) the internet operators must take proper measures to delete or correct the personal information collected at the request of the consumers whose personal information is used inappropriately or contains erroneous information. The PRC Cyber Security Law also increased the administrative punitive measures that the competent government authorities can take as well as the monetary penalty for any noncompliance. On March 6, 2020, the SAMR and the SAC jointly promulgated the Information Security Technology – Personal Information Security Specification, or 2020 Specification, which will be effective on October 1, 2020, to update its previous version effective on May 1, 2018. Under this 2020 Specification, (i) a data controller is required to differentiate between basic business functions and additional or expanded business functions, and is prohibited from bundling all these functions together; (ii) when displaying information, goods, services or research results to a data subject based on his browsing history or transaction records, the subject must also have the option of a non-personalized display. The data subject should be able to control the degree and extent to which his personal data can be utilized to generate a personalized display; (iii) if a third party also collects personal data via a data controller’s products or services (e.g. via plugin tools or certain cooperation mechanisms), the data controller is responsible for evaluating the third party’s data protection capabilities, requiring the third party to obtain the necessary consents from data subjects and to establish channels to receive their inquiries and complaints; (iv) a data controller must established a designated data protection officer and department if its business involves personal data processing and has more than 200 employees working towards this business; if it processes or expects to process personal data for more than one million individuals within 12 months; or if it processes the sensitive personal data of more than 100,000 individuals; and (v) a data controller must separately inform a data subject of the collection or sharing of his personal biometric data (e.g. when other non-biometric personal data is collected at the same time) and obtain his specific consent. Personal biometric data must be stored separately from personal identification data. While both versions are by nature suggested technical standards rather than mandatory regulations, they are considered best practice in China and their detailed suggestions are almost always taken into consideration during enforcement actions by authorities.

 During our business activities we have collected a large amount of our customers’ information, such as names, addresses and phone numbers and frequently send to our customers’ promotion messages and mail in connection with our products through the contact information we have collected. After effectiveness of Internet Information Protection Rules and other relevant laws and regulations, we have taken certain actions to comply with the requirements regarding collection and storage of personal information. However, given the increasingly new regulations, we cannot assure you that our business practices and the additional steps we take in response to the rules will be sufficient to fully comply with the currently effective rules, and that all of our customers’ personal information are legally collected and used and fully protected in all respects. We may become subject to new laws and regulations applying to the solicitation, collection, processing or use of personal or consumer information that could affect how we store, process and share (however, we currently do not share) data with our customers, suppliers and third-party business partners. If relevant competent governmental authority holds that our business activities have violated Internet Information Protection Rules, we may be subject to certain administrative penalties, such as fines, and confiscating illegal gains.

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

According to the Administrative Provisions for the Internet Audio-Video Program Service, or the Audio-Visual Provisions, promulgated by the State Administration of Radio, Film and Television, or SARFT, and the MIIT, providers of internet audio-visual program services are required to obtain a license for online transmission of audio-visual programs, or the Audio-Visual License, issued by SARFT, or complete certain registration procedures with SARFT. Furthermore, pursuant to Internet Live-Streaming Service Provisions promulgated by the State Internet Information Office and effective as of December 1, 2016, “any provider who intends to provide Internet Live-Streaming services in the form of online performances, online audio-visual programs, etc. shall also obtain relevant qualifications prescribed by laws and regulations pursuant to the law.” Pursuant to the Interim Provisions on the Administration of Internet Culture, promulgated by Ministry of Culture and effective on December 15, 2017, an internet service provider shall obtain an Internet Culture Operation License to carry out any business relating to Internet Cultural Products. With respect to our current operations through engaging in live streaming on our accounts of our “direct sales” platforms (e.g., our TMall shop) to facilitates the development of local China influencers with the objective to optimize their ability to convert Acorn’s content into product sales, we were advised by the relevant government authorities on a “no names” basis that none of the Audio-Visual License, the ICP License or the Internet Cultural Operation License would be required. However, if the relevant government authorities conduct a formal inquiry and as a result thereof take a different view, we cannot assure you that we would be able to obtain any of the above license in a timely manner or would be qualified to obtain one and if we failed to do so, our business would likely be disrupted and our revenues would likely be adversely affected.

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

We endeavor to eliminate illicit content from our businesses under Acorn Digital. We monitor contents provided by our clients or created by us that we may post on third party platforms. We use a variety of methods to ensure the contents create a healthy and positive experience for the viewers. Although we employ these methods to filter contents, we cannot be sure that our internal content control efforts will be sufficient to remove all content that may be viewed as indecent or otherwise noncompliant with PRC law and regulations. Government standards and interpretations as to what constitutes illicit online content or behavior are subject to interpretation and may change in a manner that could render our current monitoring efforts insufficient. The Chinese government has wide discretion in regulating online activities and, irrespective of our efforts to control the contents created by us or provided by our customers, government campaigns and other actions to reduce illicit content and activities could subject us to negative press or regulatory challenges and sanctions, including fines, suspension or revocation of our licenses to operate in China or a ban from the third party platforms, including closure of one or more parts of or our entire business. Further, our senior management could be held criminally liable if we are deemed to be profiting from illicit contents posted on the third party platforms. Although our business and operations have not been materially and adversely affected by government campaigns or any other regulatory actions in the past, we cannot assure you that our business and operations will be immune from government actions or sanctions in the future. If government actions or sanctions are brought against us, or if there are widespread rumors that government actions or sanctions have been brought against us, our reputation could be harmed, we may lose users and customers, our revenues and results of operation may be materially and adversely affected and the value of our ADSs could be dramatically reduced.

We hold a Food Operation Permit and any failure to maintain the Food Operation Permit in the future may result in disruption of our business and fines and penalties.

China has adopted a licensing system for food supply operations under the Food Safety Law and its implementation rules. Entities or individuals that intend to engage in food production, food distribution or food service businesses must obtain licenses or permits for such businesses. Pursuant to the Administrative Measures on Food Operation Permits issued by the SFDA in August 2015 and was amended in November 2017, or the Food Operation Permits Measures, an enterprise needs to obtain a Food Operation Permit from the local food and drug administration, and the permits already obtained by food business operators prior to the effective date of these new measures will remain valid for their originally approved validity period. We sell pre-packaged refrigerated and frozen food, vitamin gummy bear through third party e-commerce platforms, and two of our affiliated entities, Shanghai Network, Shanghai Advertising, each currently holds a Food Operation Permit for the sale of pre-packaged food (including refrigerated and frozen food) valid until July 24, 2024 and November 23, 2024, respectively. It is possible that we may not be able to renew these permits. The failure to hold and renew such Food Operation Permits under the currently effective Food Operation Permits Measures may subject us to fines and penalties and would likely disrupt the relevant portion of our business.

We may be subject to claims under consumer protection laws, including health and safety claims, if people are harmed by the products and services sold by us.

Through third party e-commerce platforms, we offer to sell products that are frequently purchased by consumers, such as seafood and provide e-commerce service to our customers who is selling other food products, such as vitamin gummy bears. Due to several high-profile incidents involving safety, including food safety, and consumer complaints that have occurred in China in recent years, the PRC government, media outlets and public advocacy groups are increasingly focused on consumer protection. These activities could expose us to increasing liability associated with consumer protection laws in those areas. In addition, we are facing increasing levels of activist litigation in China by plaintiffs claiming damages based on consumer protection laws. This type of activist litigation could increase in the future, and if it does, we could face increased costs defending these suits and damages should we not prevail, which could materially and adversely affect our reputation and brand and our results of operations.

We have purchased product liability insurance for products and services transacted under Acorn Fresh. Our rights of indemnity from the merchants supplying our products or using our services in connection with Acorn Fresh’s sale of pre-packaged food may not adequately cover us for any liability we may incur. Even unsuccessful claims could result in significant expenditure of funds and diversion of management time and resources, which could materially and adversely affect our business operations, net income and profitability.

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

We are exempted from certain corporate governance requirements of the New York Stock Exchange by virtue of being a foreign private issuer. We are required to provide a brief description of the significant differences between our corporate governance practices and the corporate governance practices required to be followed by domestic U.S. companies listed on the New York Stock Exchange. The standards applicable to us are considerably different than the standards applied to domestic U.S. issuers. For instance, we are not required to:

●	have a majority of the board be independent (although all of the members of the audit committee must be independent under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act);

●	have a compensation committee or a nominating or corporate governance committee consisting entirely of independent directors;

●	have regularly scheduled executive sessions for non-management directors; or

●	have executive sessions of solely independent directors each year.

We have relied on and intend to continue to rely on some of these exemptions. As a result, holders of our ADSs may not be provided with the benefits of certain corporate governance requirements of the New York Stock Exchange.

If the PRC government takes the view that our acquisition of Shanghai Advertising did not comply with the then rules and regulations on foreign investment, we could be subject to penalties.

 On September 24, 2007, we acquired 100% of the legal ownership of Shanghai Advertising, which had been one of our affiliated entities, through Shanghai Acorn Enterprise Management Consulting Co., Ltd., or Acorn Consulting.

At the time of our acquisition, the advertising industry was a restricted industry for foreign investment under the Guideline Catalog of Foreign Investment Industries (2004 Revision). Acorn Consulting, as a domestic subsidiary of foreign invested enterprises, might have been required under PRC law to obtain the approval of the Ministry of Commerce, or MOFCOM, or its local counterpart to invest in restricted industries, such as the advertising industry. However, since October 31, 2007, advertising industry has been a permitted industry under the revised versions of Guideline Catalog of Foreign Investment Industries or similar rules and regulations. As a permitted industry, approval of MOFCOM or its local counterpart is not required for a foreign invested enterprise or its domestic subsidiary to invest in advertising unless required by other specific PRC laws and regulations.

In addition, at the time of our acquisition, under the Administrative Regulation on Foreign-Invested Advertising Enterprises jointly promulgated by MOFCOM and SAIC on March 2, 2004 and amended on October 1, 2008, foreign investors are required to have had at least three years of experience in directly operating an advertising business outside of China before they may receive approval to own 100% of an advertising business in China. The Administrative Regulation on Foreign-Invested Advertising Enterprises was revoked on June 29, 2015.

Prior to the acquisition, in an anonymous consultation we were advised by SFIC that because our acquisition was completed through Acorn Consulting, a domestic subsidiary of a foreign invested enterprise, the acquisition should not be subject to the requirements of the aforesaid rules and regulations. Based on the advice of SFIC, Pudong Administration of Industry and Commerce in Shanghai accepted the registration of our acquisition and issued a new business license to Shanghai Advertising on September 24, 2007, without requiring approval from SFIC or us to have three-years of operating experience in the advertising industry.

As such, we did not obtain any approval for our acquisition from the SFIC, and neither Acorn Consulting nor its shareholders had the requisite years of experience in the advertising industry under the aforesaid rules and regulations. If the government takes a different view from that of SFIC, and determines that our acquisition was subject to the aforesaid rules and regulations, then we may be deemed not in strict compliance with the then effective rules and could be subject to severe penalties including among others, the revocation of the business licenses of our related subsidiaries, discontinuance of our advertising operations, the imposition of conditions with which we or our PRC subsidiaries may be unable to comply, or the restructuring of Shanghai Advertising. The imposition of any of these penalties could result in a material adverse effect on our ability to do business.

Risks Relating to Our Corporate Structure

If the PRC government takes the view that our contractual arrangements that established the structure for operating our relevant business in China in the past did not comply with the PRC laws and regulations, we may be subject to penalties.

Historically, the PRC laws and regulations required strict approvals for foreign investment enterprises to engage in retail sales through television, telephone, mail order, and internet. In order to address such high-standard approval requirement on foreign investment enterprises, we set up three consolidated affiliated entities, Shanghai Network, Beijing Acorn, and Beijing HJX Technology, to conduct our retail sales based on a series of contractual arrangements by and among these consolidated affiliated entities and its shareholders, Acorn Information, and Acorn Trade (Shanghai). As a result, we exert control over these consolidated affiliated entities (these ownership structures and contractual arrangements are collectively called the “VIE structure”). Even though (i) since November 2016, the retail sales through television, telephone, mail order, and internet have been deemed as permitted industry under the current PRC laws and regulations, and (ii) by early 2015 we suspended our TV “direct sales” business (except for the periodic procurement of an insignificant amount of TV time until final discontinuation in 2018), we still have our VIE structure.

 Based on the relevant PRC laws and regulations, we understand each of the contracts among our PRC subsidiaries (i.e., Acorn Information and Acorn Trade (Shanghai)), these consolidated affiliated entities and its shareholders is valid, binding and enforceable in accordance with its terms; we also understand in practice the PRC government will not be likely to hold us responsible for our past retail sales conduct if newly enacted laws and regulations have permitted such conduct. However, if the PRC government takes different view on our contractual arrangements for operating our past retail sales business through television, telephone and others, we may be subject to certain penalties.

Uncertainties may exist with respect to the interpretation and implementation of the Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operation.

The National People’s Congress promulgated the Foreign Investment Law on March 15, 2019, which came into effect on January 1, 2020. The State Council promulgated the Implementing Regulations of the Foreign Investment Law on December 26, 2019, which came into effect on January 1, 2020. The Foreign Investment Law and its implementing regulations (i) replace the trio of existing laws regulating foreign investment in China, (ii) embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, the new Foreign Investment Law stipulate three forms of foreign investment, but does not explicitly stipulate the contractual arrangements as a form of foreign investment. Notwithstanding the foregoing, the Foreign Investment Law stipulates that the concept of a foreign investment includes foreign investors investing in China through “any other methods” under laws, administrative regulations, or provisions prescribed by the State Council. Therefore, there are possibilities that future laws, administrative regulations or provisions prescribed by the State Council may regard contractual arrangements as a form of foreign investment, at which time it will be uncertain whether the contractual arrangements will be deemed to be in violation of the foreign investment access requirements and how the above-mentioned contractual arrangements will be handled. Nevertheless, given these consolidated affiliated entities no longer conduct the above TV “direct sales” business, we understand the risks posed by these contractual arrangements is relatively low. If future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be completed by companies with existing contractual arrangements, we may face uncertainties as to the timely completion of such actions. In the extreme case scenario, we may be required to unwind the contractual arrangements and/or dispose our VIE structure, which could have an adverse effect on our business.

The contractual arrangements with our consolidated affiliated entities and their shareholders relate to certain aspects of our operations, but may not be as effective in providing operational control as direct ownership and may be difficult and costly to enforce under PRC law.

We rely on contractual arrangements with our consolidated affiliated entities and their shareholders to operate certain aspects of our business in China. For a description of these contractual arrangements, see Item 4.C, “Information on the Company—Organizational Structure”. These contractual arrangements may not be as effective as direct ownership in providing us control over our consolidated affiliated entities. Direct ownership would allow us, for example, to directly exercise our rights as a shareholder to effect changes in the board of each consolidated affiliated entity, which, in turn, could effect changes, subject to any applicable fiduciary obligations, at the management level. If our consolidated affiliated entities or their shareholders fail to perform their respective obligations under these contractual arrangements, our recourse to the assets held by our consolidated affiliated entities is indirect and we may have to incur substantial costs and expend significant resources to enforce such arrangements in reliance on legal remedies under PRC law. These remedies may not always be effective, particularly in light of uncertainties in the PRC legal system.

In addition, all of these contractual arrangements are governed by PRC laws and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. The legal environment in the PRC is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Moreover, there have been certain instances where similar contractual arrangements with consolidated affiliated entities such as ours have been found unenforceable in PRC arbitration, and we cannot assure that will not happen to us. In the event that we are unable to enforce these contractual arrangements, or if we suffer significant time delays or other obstacles in the process of enforcing these contractual arrangements, it would be very difficult to exert effective control over our consolidated affiliated entities, and our ability to conduct a portion of our business may be adversely affected. See “—Risks Related to Doing Business in China—The PRC legal system embodies uncertainties which could limit the available legal protections.”

 The shareholders of our consolidated affiliated entities may have potential conflicts of interest with us, which may adversely affect our business and result in our having difficulty to control our VIEs.

Shanghai Network, Beijing Acorn, and Beijing HJX are our consolidated affiliated entities. Mr. Kuan Song and Ms. Pan Zong collectively hold 100% of the equity interest in Shanghai Network, Beijing Acorn and Beijing HJX Technology.

The interests of Mr. Kuan Song and Ms. Pan Zong as the shareholders of our consolidated affiliated entities may differ from the interests of our Company as a whole, as what is in the best interests of our consolidated affiliated entities may not be in the best interests of our Company. We cannot assure you that if conflicts of interest arise, any or all of these individuals will act in the best interests of our Company or that conflicts of interest will be resolved in our favor. In addition, these individuals may breach or cause our consolidated affiliated entities and their subsidiaries to breach or refuse to renew the existing contractual arrangements with us.

Currently, we do not have arrangements to address potential conflicts of interest that the shareholders of our consolidated affiliated entities may encounter, except that we could, at all times, exercise our option under the optional share purchase agreement to cause them to transfer all of their equity ownership in our consolidated affiliated entities to a PRC entity or individual designated by us as permitted by the then applicable PRC laws. In addition, if such conflicts of interest arise, we could, in the capacity of attorney-in-fact of the then existing shareholders of our consolidated affiliated entities as provided under the power of attorney, directly appoint new directors of our consolidated affiliated entities.

If we cannot resolve any conflicts of interest or disputes between us and the shareholders of our consolidated affiliated entities, we would have to rely on legal proceedings, which could result in disruption of a portion of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings. Under the current contractual arrangements, as a legal matter, if any consolidated affiliated entity or Mr. Kuan Song or Ms. Pan Zong fails to perform its or their respective obligations under these contractual arrangements, we may have to incur substantial costs and expend significant resources to enforce those arrangements, and rely on legal remedies under PRC law. These remedies may include seeking specific performance or injunctive relief, and claiming damages, any of which may not be effective. For example, if either Mr. Kuan Song or Ms. Pan Zong refuses to transfer his or her equity interest in any affiliated entity to us or our designee when we exercise the purchase option pursuant to these contractual arrangements, or if either Mr.  Kuan Song or Ms. Pan Zong otherwise acts in bad faith toward us, we may have to take legal action to compel him or her to fulfill his or her contractual obligations. In addition, as each of our affiliated entity is jointly owned by Mr.  Kuan Song or Ms. Pan Zong, it may be difficult for us to change our corporate structure or to bring claims against any affiliated entity or Mr.  Kuan Song or Ms. Pan Zong if any of them fails to perform its or his or her obligations under the related contracts or does not cooperate with any such actions by us.

We may lose the ability to use and enjoy assets held by our PRC consolidated affiliated entities that are related to the operation of a portion of our business if such entities go bankrupt or become subject to a dissolution or liquidation proceeding.

As part of our contractual arrangements with our consolidated affiliated entities, such entities hold certain assets, such as trademarks for our branded products and service that are related to the operation of a portion of our business. If any of our consolidated affiliated entities goes bankrupt and all or part of its assets become subject to liens or rights of third party creditors, we may be unable to continue some of our business activities, which could adversely affect our business. If any of our consolidated affiliated entities undergoes a voluntary or involuntary liquidation proceeding, the unrelated third party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate portion of our business, which could adversely affect our business.

Our ability to enforce the equity pledge agreements between us and PRC consolidated affiliated entities’ shareholder may be subject to limitations based on PRC laws and regulations.

Pursuant to the equity interest pledge agreements between our wholly owned subsidiaries in China and the shareholders of our consolidated affiliated entities, each shareholder of each consolidated affiliated entities agrees to pledge his or her equity interests in the consolidated affiliated entity to one of our subsidiaries to secure performance by the relevant consolidated affiliated entity, as well as by the shareholders of such consolidated affiliated entity, of his or her obligations under the relevant contractual arrangements. The equity interest pledges of shareholders of consolidated affiliated entities under these equity pledge agreements have been registered with the relevant local branch of the SAIC (currently known as the State Administration for Market Regulation). We may change our consolidated affiliated entities structure in the future. In addition, in the registration forms of the local branch of SAIC for the pledges over the equity interests under the equity interest pledge agreements, the aggregate amount of registered equity interests pledged to our wholly owned subsidiaries in China represents 100% of the registered capital of our consolidated affiliated entities. The equity interest pledge agreements with each of the consolidated affiliated entities’ shareholders provide that the pledged equity interest shall constitute continuing security for any and all of the indebtedness, obligations and liabilities under all of the principal service agreements and the scope of pledge shall not be limited by the amount of the registered capital of that consolidated affiliated entity. However, it is possible that a PRC court may take the position that the amount listed on the equity pledge registration forms represents the full amount of the collateral that has been registered and perfected. If this is the case, the obligations that are supposed to be secured in the equity interest pledge agreements in excess of the amount listed on the equity pledge registration forms could be determined by the PRC court as unsecured debt, which takes last priority among creditors.

Our corporate structure may limit our ability to receive dividends from, and transfer funds to, our PRC subsidiaries, which could restrict our ability to act in response to changing market conditions and reallocate funds from one affiliated PRC entity to another in a timely manner.

We are a Cayman Islands holding company and substantially all of our operations are conducted through our 8 PRC subsidiaries and 3 consolidated affiliated entities. We may rely on dividends and other distributions from our PRC subsidiaries to provide us with our cash flow and allow us to pay dividends on the shares underlying our ADSs and meet our other obligations. Current regulations in China permit our PRC subsidiaries to pay dividends to us only out of their accumulated distributable profits, if any, determined in accordance with their articles of association and PRC accounting standards and regulations. The ability of these subsidiaries to make dividends and other payments to us may be restricted by factors that include changes in applicable foreign exchange and other laws and regulations. In particular, under PRC law, these operating subsidiaries may only pay dividends after 10% of their net profit has been set aside as reserve funds, unless such reserves have reached at least 50% of their respective registered capital. Such reserve may not be distributed as cash dividends. In addition, if any of our PRC operating subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments to us. Moreover, the retained earnings available for distribution from our Chinese operating subsidiaries are determined in accordance with generally accepted accounting principles in China, and may differ from the retained earnings determined in accordance with U.S. GAAP. As a result, we may not have sufficient distributions from our PRC subsidiaries to enable necessary profit distributions to us or any distributions to our shareholders in the future, which calculation would be based upon our financial statements prepared under U.S. GAAP. Furthermore, distributions by our PRC subsidiaries to us other than as dividends may be subject to governmental approval and taxation.

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

The contractual arrangements entered into among our consolidated affiliated entities and their shareholders and those arrangements entered into between us or one of our Chinese subsidiaries and our consolidated affiliated entities may be subject to audit or challenge by the Chinese tax authorities. A finding that we, Acorn Information, Acorn Trade (Shanghai), our consolidated affiliated entities or any of our Chinese subsidiaries owe additional taxes could reduce our net earnings and the value of your investment.

Under PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. As a result of our corporate structure and the contractual arrangements among our PRC subsidiaries, our PRC consolidated affiliated entities and their shareholders, we are effectively subject to 6% PRC value added tax and related surcharges on revenues generated by our subsidiaries from our contractual arrangements with our PRC consolidated affiliated entities. The current EIT Law, which became effective on January 1, 2008 and was amended on February 24, 2017 and was further amended on December 29, 2018, provides authority for the PRC tax authority to make special adjustments to taxable income as well as additional reporting requirements. In particular, an enterprise must submit its annual tax return together with information on related party transactions to the tax authorities. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s-length principles. In addition, the PRC tax authorities issued Announcement of the State Administration of Taxation on Matters Relating to the Improvement of Affiliated Declaration and Contemporaneous Document Management on June 29, 2016 which set forth tax-filing disclosure and contemporaneous documentation requirements, clarify the definition of “affiliated relationship,” guide the selection and application of transfer pricing methods, and outline the due process procedures for transfer pricing investigation and assessment. These transactions may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year during which the transactions are conducted. We may be subject to adverse tax consequences if the PRC tax authorities were to determine that the contracts between us and our PRC consolidated affiliated entities were not on an arm’s length basis and therefore constitute a favorable transfer pricing arrangements. If this occurs, the PRC tax authorities could request that either of our PRC consolidated affiliated entities adjust its taxable income upward for PRC tax purposes. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions for PRC tax purposes recorded by us, our consolidated affiliated entities, or our PRC subsidiaries or an increase in taxable income, all of which could increase our tax liabilities. In addition, the PRC tax authorities may impose certain late payment fees and other penalties on us, our consolidated affiliated entities or our PRC subsidiaries for under-paid taxes.

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

 In particular, our business is primarily dependent upon the economy and the business environment in China. Our growth strategy is based upon the assumption that demand in China for our products will continue to grow with the growth of Chinese economy. However, the growth of the Chinese economy has been uneven across geographic regions and economic sectors, and experienced an economic slowdown in 2009 as a result of the global economic crisis. In addition, while the PRC economy has experienced significant growth in the past three decades, that growth has slowed in recent years compared to prior years. According to the National Bureau of Statistics of China, China’s real GDP growth rate was 6.7% in 2016, which increased to 6.9% in 2017 and slowed to 6.6% in 2018 and further to 6.1% in 2019. China’s GDP also contracted by 6.8% on a quarter-to-quarter basis (compared to the immediately preceding quarter) in the first quarter of 2020, the worst downturn since 1979 due primarily to the outbreak of COVID-19. Any adverse changes in economic conditions in China, in the policies of the Chinese government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such changes in China’s political or social conditions may also adversely affect our operations and financial results and may lead to reduction in demand for our services. In recent years, to encourage economic development, the PRC government has implemented various measures, many of which benefit the overall PRC economy, but may also have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us. In addition, future measures to control the pace of economic growth may also cause a decrease in the level of economic activity in China, which in turn could adversely affect our results of operations and financial condition.

Our revenues and financial results may be adversely affected by any economic slowdown in China as well as globally.

The success of our business ultimately depends on consumer spending. We derive substantially all of our revenues from China. As a result, our revenues and financial results are affected to a significant extent by economic conditions in China and globally, as well as economic conditions specific to online retail. The global macroeconomic environment is facing numerous challenges. The growth rate of the Chinese economy has gradually slowed since 2010, and then contracted in the first quarter of 2020. Slow growth or even contraction may continue in the foreseeable future, especially in light of the challenges the global economy is facing due to the COVID-19 global pandemic. Any economic slowdown could significantly reduce domestic commerce in China, including through the internet generally and through us. In addition, there is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. Unrest, terrorist threats and the potential for war in the Middle East and elsewhere may increase market volatility across the globe. There have also been concerns about the relationship between China and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.

The discontinuation of any of the government subsidies available to us in China could adversely affect our results of operations and financial condition.

Our subsidiaries received tax holidays and subsidies for certain taxes paid by us, as well as subsidies which formed part of the incentives provided by local government for our investment in our local district. These incentives were granted by local government agencies and may be deemed inappropriate by the central government, and the tax incentives granted to us by PRC governmental authorities are subject to review and may be adjusted or revoked at any time in the future. The discontinuation or revocation of any tax incentive currently available to us will cause our effective tax rate to increase, which will decrease our net income and adversely affect our financial condition and results of operations. See Item 5.A, “Operating and Financial Review and Prospects—Operating Results—Taxation.”

Under China’s New EIT Law, we may be classified as a “resident enterprise” of China and such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.

The New EIT Law provides that enterprises established outside China whose “de facto management bodies” are located in China are considered “resident enterprises” and are generally subject to the uniform 25% enterprise income tax rate as to their global income. Under the Regulations on the Implementation of the EIT Law, promulgated on December 6, 2008 and effective on January 1, 2008 and amended on April 23, 2019 (2019 version), or the Implementation Regulations (2019 version), a “de facto management body” is defined as substantial and overall management and control over such aspects as the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. In addition, two tax circulars issued by the State Administration of Taxation, or SAT, on April 22, 2009 and amended on December 29, 2017 (or SAT Circular 82), and July 27, 2011 and amended on April 17, 2015, June 28, 2016 and June 15, 2018 (or SAT Bulletin 45), respectively, regarding the standards used to classify certain offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise Groups as “resident enterprises” clarified that dividends and other income paid by such “resident enterprises” will be considered to be PRC source income, subject to PRC withholding tax, currently at a rate of 10%, when recognized by non-PRC enterprise shareholders. These two circulars also subject such “resident enterprises” to various reporting requirements with the PRC tax authorities. In addition, the SAT Circular 82 mentioned above details that certain offshore incorporated Chinese-controlled enterprises will be classified as “resident enterprises” if the following are located or resident in China: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision making bodies; key properties, accounting books, company seals, and minutes of board meetings and shareholders’ meetings; and half or more of the senior management or directors having voting rights. SAT Bulletin 45 further clarifies the resident status determination, post-determination administration as well as competent tax authorities.

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

The PRC legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases have little precedential value. In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investment in China. Seven (7) of our eleven (11) PRC operating subsidiaries are wholly foreign owned enterprises in China. They are subject to laws and regulations applicable to foreign investment in China in general and laws and regulations applicable to foreign-invested enterprises in particular. However, these laws, regulations and legal requirements change frequently, and their interpretation and enforcement involve uncertainties. For example, we may have to resort to administrative and court proceedings to enforce the legal protection that we enjoy either by law or contract. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. In addition, such uncertainties, including the inability to enforce our contracts, could materially and adversely affect our business and operations. Furthermore, the PRC legal system is based in part on government policies and internal rules (some of which are not published on a timely basis or at all) that may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention. Furthermore, intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other countries. Accordingly, we cannot predict the effect of future developments in the PRC legal system, particularly with regard to the media, ecommerce, education, advertising and retail industries, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to us, and our foreign investors, including you.

Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in Renminbi. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval by complying with certain procedural requirements. Therefore, after complying with certain procedural requirements, our PRC subsidiaries are able to pay dividends in foreign currencies to us without prior approval from SAFE. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

Because our revenues are generated in Renminbi and our results are reported in U.S. dollars, ongoing devaluation of the Renminbi could negatively impact our results of operations.

The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. For instance, in August 2015, the People’s Bank of China, or PBOC, changed the way it calculates the mid-point price of Renminbi against the U.S. dollar, requiring the market-makers who submit for reference rates to consider the previous day’s closing spot rate, foreign-exchange demand and supply as well as changes in major currency rates. In 2017 and 2018, the value of the Renminbi appreciated approximately 6.3% and depreciated approximately 1.1% and against the U.S. dollar, respectively. From the end of 2018 through the end of 2019, the value of the Renminbi appreciated by approximately 1.7% against the U.S. dollar. Specifically, the Renminbi appreciated against the U.S. dollar to approximately RMB 6.98 per U.S. dollar on December 31, 2019. More recently, the Renminbi has depreciated further against the U.S. dollar, with an exchange rate equal to approximately RMB 7.13 per U.S. dollar on May 28, 2020. It is difficult to predict how market forces or PRC or U.S. government policy may affect the exchange rate between the Renminbi and the U.S. dollar in the future.

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

On December 28, 2012, the Labor Contract Law was amended to impose more stringent requirements on labor dispatch which became effective on July 1, 2013. For example, an employer shall strictly control the number of dispatched employees not to exceed certain percentage of its total number of employees. Moreover, the Interim Provisions on Labor Dispatch, or the Dispatch Rule, effective on March 1, 2014, provides that dispatched employees are only allowed to work in temporary, ancillary and replaceable positions. The number of dispatched employees hired by an employer may not exceed 10% of its total labor force and the employer has a two-year transition period to comply with such requirement. Pursuant to the current Labor Contract Law, a labor-dispatching enterprise or an employer using dispatched workers who violates requirements of labor dispatching under the Labor Contract Law may be subject to fine by competent labor administrative authority and, if losses are caused to any dispatched employee, such labor- dispatching enterprise and employer shall assume liabilities jointly and severally. Prior to the sale of 100% of the equity interests of Zhuhai Acorn Electronic Technology Co., Ltd., or Zhuhai Acorn, by our wholly-owned subsidiary, China DRTV, Inc. in the fourth quarter of 2019, the number of dispatched workers in certain of our PRC subsidiaries exceeded 10% of their respective total number of employees as required by the Dispatch Rule. Thereafter, we no longer hire any dispatched employees. We may be subject to penalties by competent labor administrative authority for our prior failure to comply with the Dispatched Rule.

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

Although we usually utilize chops to enter into contracts, the designated legal representatives of each of our PRC subsidiaries and consolidated affiliated entities have the apparent authority to enter into contracts on behalf of such entities without chops and bind such entities. All designated legal representatives of our PRC subsidiaries and consolidated affiliated entities are members of our senior management team who have signed employment agreements with us or our PRC subsidiaries and consolidated affiliated entities under which they agree to abide by various duties they owe to us. In order to maintain the physical security of our chops of our PRC entities, we generally store these items in secured locations accessible only by the authorized personnel and the usage of which is subject to approval by department head of relevant business unit, the legal department and finance department. Although we monitor such authorized personnel, there is no assurance that such procedures will prevent all instances of abuse or negligence. Accordingly, if any of our authorized personnel misuse or misappropriate our corporate chops or seals, we could encounter difficulties in maintaining control over the relevant entities and experience significant disruption to our operations. If a designated legal representative obtains control of the chops in an effort to obtain control over any of our PRC subsidiaries or consolidated affiliated entities, we or our PRC subsidiary and consolidated affiliated entity would need to pass a new shareholder or board resolution to designate a new legal representative and we would need to take legal action to seek the return of the chops, apply for new chops with the relevant authorities, or otherwise seek legal redress for the violation of the representative’s fiduciary duties to us, which could involve significant time and resources and divert management attention away from our regular business. In addition, the affected entity may not be able to recover corporate assets that are sold or transferred out of our control in the event of such a misappropriation if a transferee relies on the apparent authority of such representative including both legal representative and the authorized personnel and acts in good faith.

Our auditor, like other independent registered public accounting firms operating in China, is not permitted to be subject to inspection by Public Company Accounting Oversight Board (“PCAOB”), and as such, investors may be deprived of the benefits of such inspection. Moreover, under proposed new US legislation, our securities may ultimately be banned from trading in the US.

Our independent registered public accounting firm that issues the audit reports included in our annual reports filed with the SEC, as auditors of companies that are traded publicly in the United States and a firm registered with the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditors are located in China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB. In May 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the China Securities Regulatory Commission, or the CSRC and the Ministry of Finance of the PRC, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations, but not inspections, undertaken by the PCAOB, the CSRC, or the Ministry of Finance in the United States and China, respectively. The PCAOB continues to be in discussions with the CSRC and the Ministry of Finance to permit joint inspections in China of audit firms that are registered with the PCAOB and audit Chinese companies that trade on U.S. stock exchanges. On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China.   As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular the PRC’s, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of the U.S. Congress that would require the SEC to maintain a list of issuers for which PCAOB is not able to inspect or investigate an auditor report issued by a foreign public accounting firm. The Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges (EQUITABLE) Act prescribes increased disclosure requirements for these issuers and, beginning in 2025, the delisting from U.S. national securities exchanges such as the New York Stock Exchange of issuers included on the SEC’s list for three consecutive years. Enactment of this legislation or other efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of our ADSs could be adversely affected. It is unclear whether this proposed legislation will be enacted since it was referred to the House Committee on Financial Services on June 5, 2019 with no apparent progress since that time. On April 21, 2020, the SEC and the PCAOB issued another joint statement reiterating the greater risk that disclosures will be insufficient in many emerging markets, including China, compared to those made by U.S. domestic companies. In discussing the specific issues related to the greater risk, the statement again highlights the PCAOB’s inability to inspect audit work paper and practices of accounting firms in China, with respect to their audit work of U.S. reporting companies.

The Holding Foreign Companies Accountable Act (the “Proposed Legislation”) was unanimously approved by the U.S. Senate on May 20, 2020. Before the Proposed Legislation becomes a law, it also needs to be approved by the U.S. House of Representatives and signed by the President. However, the vote has not been scheduled yet in the House of Representatives, and it is uncertain whether the Proposed Legislation will be enacted eventually in its current form. The Proposed Legislation requires an issuer that, with respect to the preparation of the audit report on the financial statements of such issuer included in a report filed by such issuer under section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, retains a registered public accounting firm that has a branch or office that (i) is located in a foreign jurisdiction, and (ii) the PCAOB is unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction (“Covered Issuer”), to submit documentation that establishes that it is not owned or controlled by a foreign government. In accordance with the Proposed Legislation, the SEC shall issue rules that establish the manner and form in which the Covered Issuer shall make the required submission no later than 90 days after the enactment of this Proposed Legislation. Furthermore, if the PCAOB determines that after the date of enactment of this Proposed Legislation, the Covered Issuer has three consecutive years in which the PCAOB is unable to inspect or investigate the Covered Issuer’s audit fully (any such year, a “non-inspection year”), the Covered Issuer’s securities are prohibited from trading on a US stock exchange or market or through any other method that is within the jurisdiction of the SEC to regulate. The initial prohibition would be removed if the issuer then certifies to the SEC that it has retained a registered public accounting firm that the PCAOB has inspected to the satisfaction of the SEC. If there is any subsequent recurrence of a non-inspection year, the SEC is required to ban the issuer for at least five years. If the Proposed Legislation were enacted in its current form, Acorn would be considered as a Covered Issuer and would be required to certify that Acorn is not under the control of a foreign government by submitting documentation in accordance with the subsequent rules. Moreover, if the SEC were to determine that Acorn had three consecutive non-inspection years, which is likely if current circumstances continue as PRC rules prohibit our auditors from being inspected fully by the PCAOB, Acorn’s securities would be banned from trading on the NYSE and other US markets.

Inspections of other audit firms that the PCAOB has conducted outside China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections, and to the extent that such inspections might have facilitated improvements in our auditor’s audit procedures and quality control procedures, investors may be deprived of such benefits. In addition, investors may lose confidence in our reported financial information and procedures and the quality of our financial statements, which may have a material adverse impact on our ADS price.

If administrative proceedings are brought by the SEC alleging our independent registered public accounting firm’s failure to meet specific criteria set by the SEC, with respect to requests for the production of documents, we could be unable to timely file future financial statements in compliance with the requirements of the Securities Exchange Act of 1934.

Starting in 2011, the Chinese affiliates of five of the largest global public accounting firms were affected by a conflict between US and PRC law. Specifically, for certain US listed companies operating and audited in China, the SEC and the PCAOB sought to obtain from the Chinese firms access to their audit work papers and related documents. The firms were, however, advised and directed that under PRC law they could not respond directly to the US regulators on those requests, and that requests by foreign regulators for access to such papers in China had to be channeled through the CSRC.

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

Our efforts to satisfy the relevant continued NYSE listing requirements may not succeed. For example, we will be considered to be below compliance of the NYSE continued listing criteria if our average global market capitalization over a consecutive 30 trading-day period is less than $50 million and, at the same time stockholders’ equity is less than $50 million. As of December 31, 2019, our stockholder’s equity was $66.0 million.

There can be no assurance that any definitive offer will be made with respect to the going private transaction proposed by Mr. Robert W. Roche, that any agreement will be executed or that this or any other transaction will be approved or consummated.

Our board of directors received a preliminary non-binding proposal letter dated November 4, 2019 from Mr. Robert W. Roche, director and Executive Chairman of our Company, to acquire all of our outstanding shares not already owned by the transaction vehicle he will form for the purpose of pursing this going private transaction for $19.50 in cash per ADS (each representing twenty ordinary shares) or $0.975 per ordinary share. Our board of directors has formed a special committee comprised of three independent and disinterested directors, Urs Paul Zimmermann, Jenny Hseau-Jean Wang, Eric Haibing Wu, to consider the proposal and any other alternative proposals or other strategic alternatives that may be available to our company. The special committee has retained Duff & Phelps (Duff & Phelps, LLC and Duff & Phelps Securities, LLC) as its financial advisor and Sheppard Mullin Richter & Hampton LLP as its United States legal counsel in connection with its review and evaluation of the preliminary non-binding proposal. In February, 2020, the aforesaid buyer group informed the Company that it is not prepared to pursue acquisition of the Company citing uncertainty regarding coronavirus outbreak, although it remained interested in continuing negotiations with the special committee regarding the acquisition. There can be no assurance that any definitive offer will be made, that any agreement will be executed or that this or any other transaction will be approved or consummated. These uncertainties may increase the volatility of the market price of our ADSs and have a material adverse effect on the market price of our ADSs.

We may be classified as a passive foreign investment company or “PFIC” for U.S. federal income tax purposes for a given taxable year pursuant to an annual factual determination made after the close of that year, and pursuant to a determination made in 2020 we believe we were classified as a PFIC for the 2019 taxable year.

Depending upon the value of our ADSs or ordinary shares and the nature of our assets and income over time, we could be classified as a PFIC for U.S. federal income tax purposes. We will be classified as a PFIC in any taxable year if either: (a) the average quarterly value of our gross assets that produce passive income or are held for the production of passive income is at least 50% of the average quarterly value of our total gross assets, or (b) 75% or more of our gross income for the taxable year is passive income. Based on a determination made in 2020 with respect to the 2019 taxable year, we believe we were classified as a PFIC for the 2019 taxable year.

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

We will not able to determine our PFIC status for the 2020 taxable year until after the close of the taxable year ending December 31, 2020. Because we currently hold, and expect to continue to hold, a substantial amount of cash and other passive assets and, because the value of our assets is likely to be determined in large part by reference to the market prices of our ADSs or ordinary shares, which are likely to fluctuate, there can be no assurance that we will not be classified as a PFIC in 2020 and any future taxable year. U.S. investors are urged to consult their independent tax advisors about the application of the PFIC rules and certain elections that may help them relieve any adverse U.S. federal income tax consequences for their particular circumstances for the 2019 taxable year. For more information regarding such elections, please consult Item 10.E, “Additional Information— Taxation—U.S. Federal Income Taxation—Passive Foreign Investment Company” and your independent tax advisor.

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

The daily closing trading prices of our ADSs ranged from $7.5300 to $19.5100 in 2017, from $14.2200 to $37.7000 in 2018, and from $15.8500 to $31.2600 in 2019. The trading price of our ADSs is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of other similarly situated companies in China that have listed their securities in the United States in recent years. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of these Chinese companies’ securities after their offerings may affect the attitudes of investors towards Chinese companies listed in the United States, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting or other practices at other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have engaged in such practices. Furthermore, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, which may have a material adverse effect on the market price of our ADSs.

In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile due to specific factors, including the following:

●	variations in our net revenues, earnings and cash flow;

●	announcements of new investments, acquisitions, strategic partnerships, or joint ventures;

●	announcements of new services and expansions by us or our competitors;

●	changes in financial estimates by securities analysts;

●	failure on our part to realize monetization opportunities as expected;

●	additions or departures of key personnel or directors;

●	any announcement regarding the NYSE listing status of our ADSs and actions proposed to be taken to preserve our NYSE listing;

●	detrimental negative publicity about us, our competitors or our industry; and

●	potential litigation or regulatory proceedings or changes.

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

Unlike many jurisdictions in the United States, Cayman Islands law does not generally provide for shareholder appraisal rights on an approved arrangement and reconstruction of a company. This may make it more difficult for you to assess the value of any consideration you may receive in a merger or consolidation or to require that the offer be appraised or give you additional consideration if you believe the consideration offered is insufficient. Moreover, holders of our ADSs are not entitled to appraisal rights under Cayman Islands law. ADS holders that wish to exercise their appraisal or dissenter’s rights must convert their ADSs into ordinary shares by surrendering their ADSs to the depositary and paying the ADS depositary fee.

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

Under the deposit agreement for the ADSs, the depositary gives us a discretionary proxy to vote our ordinary shares underlying the ADSs at shareholders’ meetings if holders of our ADSs do not vote, unless:

●	we have failed to timely provide the depositary with our notice of meeting and related voting materials;

●	we have instructed the depositary that\we do not wish a discretionary proxy to be given;

●	we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;

●	a matter to be voted on at the meeting would have a material adverse impact on shareholders; or

●	voting at the meeting is made on a show of hands.

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

 We historically had engaged in the infomercial business in China, selling products via three to ten-minute infomercials on national and local TV, which demonstrated and explained our product and provided phone numbers for customers to call to make further inquiries or to purchase the products.  However, in response to subsequent regulatory changes relating to TV advertising in China and rising media costs and after substantial restructuring and cost reduction efforts, by 2018 we transitioned our business to a marketing and branding company that developed, promoted and sold a diverse portfolio of our own proprietary branded products, as well as established and promising new products from third parties.  More recently, while product sales remain a focus, particularly through our e-commerce channel, we have expanded into new areas by launching Acorn Digital Services (focused on bringing US brands to China and creating digital content), and Acorn Fresh (which brings fresh seafood and other products to Chinese consumers).

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

Overview

Acorn International is a leading marketing and branding company in China, leveraging a twenty-year direct marketing history to monetize brand IP, content creation and distribution, and product sales, through digital media in China. Previously the leading TV infomercial company in China, Acorn today has two divisions to support its growth: our 1) Proprietary Brand Division, and 2) Acorn Digital Services Division.

In the Proprietary Brand Division, Acorn sells its own products primarily through e-commerce channels in China. In the Acorn Digital Services Division, Acorn helps third party brands in the Chinese digital and e-commerce market,

Acorn continues to emphasize the e-commerce channel, and in 2019, the Babaka® posture correction products maintained strong growth via its e-commerce channel and Acorn Fresh also generated meaningful growth.

In 2019, Acorn consolidated under Acorn Digital Services the following business units: Acorn Entertainment and Acorn Streaming, which are Acorn’s social media management business and digital content business, respectively, as well as A-KOL (standing for “Acorn Key Opinion Leader”), which facilitates the development of local China influencers with the objective to optimize their ability to convert Acorn’s content into product sales.

 Over the last three years, our net income increased from $12.4 million in 2017 to $31.1 million in 2018, and decreased to $9.8 million in 2019.

 Over the last three years, our total net revenues increased from $17.1 million in 2017 to $25.1 million in 2018, and further increased to $37.5 million in 2019, with operating losses from continuing operations totaling $3.8 million in 2017, income from continuing operations of $2.7 million totaling in 2018, and income from continuing operations totaling $5.5 million in 2019.

 Our “Direct Sales” Platforms

 We have established and maintained “direct sales” platforms, which we refer to as “direct” to contrast with sales we make via distributors, whether online or offline. Our “direct sales” business does not involve sales whereby a direct salesperson is recruited by a direct sales enterprise to promote its product directly to an ultimate consumer and outside any fixed place of business, and therefore does not fall into the category of “direct sales” as defined under the Regulations on Administration of Direct Sales, nor is it regulated by the aforesaid regulations. Our “direct sales” currently consist primarily of Internet sales. Through these “direct sales” platforms, we sell and market our proprietary products as well as certain third-party products. Approximately 93.0%, 80.9% and 84.5% of our total net revenues in 2017, 2018 and 2019, respectively, were generated from our “direct sales” platforms.

Internet Sales. We maintain e-shops on various e-commerce platforms in China, including T-mall.com, Taobao, JD.com, together with other e-commerce platforms, to provide products and services to our end-customers. Our direct Internet website sales accounted for approximately 89.8%, 80.2% and 84.4% of our total gross revenues in 2017, 2018 and 2019 respectively. We expect that our direct Internet sales will continue to grow and will be of increasing importance to our business in the future.

Historically, the core focus of our “direct sales” was our TV “direct sales” platform. Our TV “direct sales” platform primarily consisted of procuring TV airtime from both national and local TV channels in China to play three- to ten-minute infomercials demonstrating and explaining our product in an entertaining and appealing manner, and providing phone numbers for customers to call to make further inquiries or to purchase the product. However, a series of increasingly more restrictive regulations and rules on TV advertising in China and rising media costs significantly reduced our ability to productively access TV airtime. As a result, we significantly reduced our purchases of airtime for our TV infomercials beginning in 2014 and by early 2015 we suspended the procurement of new TV time altogether (except for the periodic procurement of an insignificant amount of TV time until final discontinuation in 2018).

We used to engage specialized outbound marketing representatives to make target calls and send text messages at customer subgroups identified as likely purchasers of particular products. However, in 2019 we ceased the operations of our call center in Wuxi.

Our Distribution Sales

Our distribution sale business includes primarily e-commerce distribution. In 2017, 2018 and 2019, sales generated through our distribution network accounted for 7.0%, 19.1% and 15.5% of our net revenues respectively. In 2017, 2018 and 2019, sales generated by our top five distributors accounted for 5.6%, 17.6% and 14.9% of our gross revenues, respectively.

Our e-commerce distribution business includes distribution through major e-commerce platforms that act as distributors, such as JD.com.

Until it was sold to an unrelated third party in the fourth quarter of 2019, our offline distribution business comprised distribution of the Youngleda at-home medical devices through our offline distribution network, which covered most provinces in China through 21 distributors and allowed us to reach over 600 retail outlets across China. These retail outlets included franchise drugstores, supermarkets, specialty equipment retail chains and department stores. In 2017, 2018 and 2019, sales generated through our offline distribution network accounted for 7.0%, 4.8% and 2.0% of our net revenues respectively.

Our Products

Our featured product categories include health products, and seafood products, all of which are primarily sold through our internet “direct sales” platform, distributors, or both. We periodically develop and introduce new and upgraded products under the same product brand to develop such brand into a product line.

 Previously we entered into an Insurance Business Cooperation Agreement with Sino-US United MetLife Insurance Co., Ltd., or MetLife, a joint venture company established by certain wholly-owned subsidiaries of MetLife Inc. and Shanghai Alliance Investment Ltd. Pursuant to the cooperation agreement effective on August 29, 2012, we, as a concurrent-business insurance agent of MetLife, are jointly marketing and selling short-term accident and health insurance products with MetLife through various channels under our other “direct sales” platform. Pursuant to our cooperation with MetLife, we received from MetLife a service fee/commission of approximately $0.43 million, $0.25 million and $0.22 million in 2017, 2018 and 2019 respectively.

Recent Featured Product Categories

In 2019, we featured products in the following categories and under the following proprietary and third-party brands:

●	Health Products featuring Babaka® posture correction products. Health products accounted for 98.4%, 97.6% and 91.8% of our total gross revenues in 2017, 2018 and 2019 respectively. The retail prices for our health products ranged from RMB199 to RMB699 per unit in 2017, from RMB199 to RMB699 per unit in 2018, and from RMB59 to RMB699 per unit in 2019.

●	Seafood Products featuring Acorn Fresh branded imported premium seafood. Seafood products accounted for nil, 1.7% and 7.9% of our total gross revenues in 2017, 2018 and 2019 respectively.

 Our three best-selling products and product lines in 2017, 2018 and 2019 are set forth below:

		2017			2018			2019
Product	Brand	Revenue	% of gross revenue	Rank	Revenue	% of gross revenue	Rank	Revenue	% of gross revenue	Rank
		(in thousands, except percentages and ranks)
Health products		$17,032	98.4%	1	$24,854	97.6%	1	$34,688	91.8%	1

Seafood products					$433	1.7%	2	$2,971	7.9%	2
Total top two		$17,032			$25,286			$37,659
Other products revenues		$285			$167			$137
Total gross revenues		$17,317			$25,453			$37,796
Total sales tax		$(250)			$(366)			$(311)
Total revenues, net		$17,067			$25,087			$37,485

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

Our main products, such as Babaka® posture-correction products and Acorn Fresh seafood products are sold and paid for online and subsequently delivered to our customers directly without collection by any third party (e.g. delivery companies).

 Customer Service, Product Warranties and Return Policies

We believe emphasizing customer service will enhance our products brand image, facilitate cross-selling opportunities and generate customer loyalty and repeat purchasing behavior. Our distributors generally provide their own customer service in their respective territories.

We also have retained outsourced customer service representatives for Babaka® posture-correction products who are primarily responsible for answering our customers’ product-related inquiries, providing product information and handling product returns and customer complaints.

The customers are entitled to return the goods sold through an online platform within seven days upon the receipt of goods and are not required to provide any reason for sales return, as long as the goods are returned intact and in good condition, subject to local regulations of internet shopping. In addition, under our policies, our customers generally may return products to us within thirty days after delivery if there is a quality defect or if a product fails to meet its specifications, subject to shorter periods provided in policies of the platforms on which our goods are sold. In most cases, product exchanges are allowed within a month of delivery. Our warranties generally provide for repair of product defects within one year at no cost to the customers. Product returns from our multiple sales platforms were insignificant in 2017, 2018 and 2019. To the extent that the manufacturer of the defective product is a third party, the manufacturer is obligated to either repair the defective product or reimburse us for any related expenses. Our distributors are allowed to exchange any defective products they receive from us. The number of products exchanged by our distributors due to defects was insignificant in 2017, 2018 and 2019.

 Supply and Inventory

Supply

We rely on outsourced product manufacturers to produce a majority of our proprietary products (including all of our posture-correction products) and on third-party suppliers for our other products. We rely on IS Seafood for the supply of seafood for Acorn Fresh; see “Item 7.B. Inventory Purchase from IS Seafood.”

We historically manufactured a substantial portion of our proprietary products.  However, beginning in 2015, we began to discontinue our manufacturing operations. During the fourth quarter of 2019, we have completely discontinued our manufacturing operations, and have outsourced the manufacture of our key proprietary products to various manufacturers who manufacture our products based on our design and to our specifications.

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

Competition

Because of our business model, we face competition from the following companies operating in our value chain:

●	numerous domestic and international sellers of consumer branded products that sell their products in China and which compete with our products, such as posture-correction products from MTG, MINGZHEN, Nuotai and other brands that compete with our Babaka® posture-correction products; and

●	other Internet and e-commerce companies in China that offer consumer products and brands online via an Internet platform.

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

We believe we compete primarily on the basis of the effectiveness of our sales and distribution channels in reaching customers and generating customer appeal for our products. In addition, we believe we also compete primarily on the basis of our ability to identify and develop product brands, which helps to attract new product proposals from independent third parties and product suppliers who otherwise often lack the marketing or distribution capabilities and/or resources required to effectively market and sell their products or develop their own product brands. We also compete on the basis of product quality, price, and quality of our customer service, and speed of delivery. Many of our current or future competitors may have longer operating histories, better brand recognition, greater levels of consumer trust, stronger media management capabilities, better media and supplier relationships, a larger technical staff and sales force and/or greater financial, technical or marketing resources than we do.

Seasonality

Certain of our products are subject to seasonality. Sales for these products are typically higher around our first and third fiscal quarters which correspond to the end and beginning of school semesters in China, respectively. Other than seasonality related to these and certain of our other products, our business generally has not been seasonal.

Intellectual Property

We rely on a combination of copyright, trademark, patent, unfair competition laws, as well as non-disclosure agreements and other methods to protect our intellectual property rights. We currently maintain 511 trademark registrations in China. We own 16 utilities models and packaging design patents in China pertaining to our posture-correction products, kitchen and household products, and fitness products.

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

We rely on third party vendors for MIS functions. Our major system modules and functions, which facilitate various aspects of our business, include the following:

●	Order Management System (OMS), builds an integrated order processing platform for various channels, such as TM, JD, TB, WeChat store, Acorn Call Center, etc.

●	Warehouse Management System (WMS), which manages Acorn’s QingPu warehouse, such as inventory, packaging, shipments, etc.

●	Human Resource Information System (eHR), which serves Acorn on HR related functions.

●	Customer Relationship System on eCommerce (eCommerce CRM), which builds Acorn integrated customer management platform for all channels.

●	Financial System (NC), which provides financial related features for the whole company.

●	Business Intelligence (BI), which connects various data sources, conducts the data mining, builds data models, and displays the results in visual reports.

●	Acorn websites, including Acorn group homepage, Acorn Entertainment website, etc.

●	Acorn WeChat official account operations and WeChat store operations.

We believe our information technology system is one of the key tools with which we are able to identify market trends and demands early.

Chinese Government Regulations

The PRC government extensively regulates the industries in which we operate our business. We operate our business in China under a legal regime consisting of the State Council, which is the highest authority of the executive branch of the PRC central government, and several ministries and agencies under its authority including, among others, the SAIC (currently merged into the State Administration for Market Regulation, or the SAMR), the Ministry of Commerce, or the MOFCOM, the SAPPRFT, the State Administration for Food and Drug, or the SAFD (currently merged into the State Administration for Market Regulation, or the SAMR), the Ministry of Industry and Information Technology, or the MIIT, the Ministry of Culture, or the MOC (currently integrated with the National Tourism Administration into the Ministry of Culture and Tourism), and the State Administration of Radio, Film and Television, or the SARFT (currently changed to the National Radio and Television Administration, or the NRTA). Meanwhile, we operate our Concurrent-Business Insurance Agency business under the regulations promulgated by the China Insurance Regulatory Commission, or the CIRC (currently integrated with the China Banking Regulatory Commission into the China Banking and Insurance Regulatory Commission, or CBIRC).

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

 Regulatory Requirements for Foreign Participation

Direct Sales

Our past TV direct sales business (suspended in early 2015) and our current “direct sales” business, consisting primarily of Internet sales, may be deemed to consist of, among other things, “retail sales via Television, Internet and telephone,” and “wholesale distribution” under the Administrative Measures on Foreign Investment in Commercial Sector, promulgated by the MOFCOM on April 16, 2004 and effective as of June 1, 2004, as supplemented from time to time thereafter, or the Commercial Sector Measures. Under the Commercial Sector Measures, the establishment of a foreign-invested enterprise engaging in retail sales via the Television, Internet and telephone and wholesale distribution shall be approved by MOFCOM. To address the complicated and lengthy approval process and MOFCOM’s uncertain position towards approving investment in retail sale business and wholesale distribution business by foreign investors under the Commercial Sector Measures, in the past we conducted our retail sales through television, Internet and telephone conducted by our consolidated affiliated enterprises owned by Kuan Song and Pan Zong —Shanghai Network and Beijing Acorn. However, the Commercial Sector Measures were revoked on November 3, 2016.

Furthermore, due to the aforesaid reason as well as certain restrictions or prohibitions on foreign ownership of companies that engage in internet and other related businesses imposed by current PRC laws and regulations, including the provision of internet content, we set up another consolidated affiliated enterprise, Beijing HJX Technology, which previously conducted our internet interactive services business. Beijing HJX Technology is currently not engaged in the active conduct of business. As domestic companies, these three companies are not subject to the PRC regulations on foreign investment into provision of internet content business, but they are controlled by us through a set of contractual arrangements. To our knowledge:

●	the ownership structures of (i) Acorn Information, Shanghai Network and Beijing Acorn and (ii) Beijing HJX Technology and Acorn Trade (Shanghai) are in compliance with existing PRC laws and regulations; and

●	our contractual arrangements among (i) Acorn Information, Shanghai Network and Beijing Acorn and their respective shareholders, and (ii) Acorn Trade (Shanghai) and Beijing HJX Technology and their shareholders are valid, binding and enforceable, and do not and will not result in a violation of existing PRC laws and regulations.

However, there are uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, there can be no assurance that the PRC regulatory authorities, in particular MIIT, SAMR and MOFCOM, which regulate foreign investment in internet and “direct sales” businesses, will not in the future take a view that is contrary to the above opinions of our PRC legal counsel. If the current agreements that establish the above structure were found to be in violation of existing or future PRC laws or regulations, we may be required to restructure our ownership structure and “direct sales” and internet interactive service operations in China or to carry out other actions required by relevant PRC government authorities to comply with PRC laws and regulations, or we could be subject to severe penalties.

Advertising Services

The advertising industry used to be a restricted industry for foreign investment under the Guideline Catalog of Foreign Investment Industries (2004 Revision). However, on October 31, 2007, the NDRC and MOFCOM jointly issued the Guideline Catalog of Foreign Investment Industries (2007 Revision) that identified the advertising industry as permitted industry for foreign investment. The NDRC and MOFCOM jointly issued the Guideline Catalog of Foreign Investment Industries (2011 Revision) on December 24, 2011, as amended on March 10, 2015 and June 28, 2017 respectively, which have been revoked by the Special Management Measures for the Market Entry of Foreign Investment (Negative List) (2018 Revision) issued on June 28, 2018 and effective on July 28, 2018 and Catalog of Industries for Encouraging Foreign Investment (2019 Revision) issued on June 30, 2019 and effective on July 30, 2019, under which the advertising industry continues to remain as permitted industry. As a permitted industry, approval of MOFCOM or its local counterpart is no longer required for a foreign invested enterprise or its domestic subsidiary to invest in advertising unless required by other specific PRC laws and regulations.

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

See Item 3.D, “Key Information—Risk Factors—Risks Related to the Regulation of Our Business and Industry— If the PRC government takes the view that our acquisition of Shanghai Advertising did not comply with the then rules and regulations on foreign investment, we could be subject to penalties.”

Wholesale Distribution

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

Foreign Investment Law

On March 15, 2019, the National People’s Congress promulgated the Foreign Investment Law, which became effective on January 1, 2020 and has replaced the Sino-Foreign Equity Joint Venture Enterprise Law, the Sino-Foreign Cooperative Joint Venture Enterprise Law and the Foreign Owned Enterprise Law to become the legal foundation for foreign investment in the PRC. On December 26, 2019, the State Council promulgated the Implementing Regulations of the Foreign Investment Law, which became effective on January 1, 2020. The Foreign Investment Law stipulates three forms of the foreign investment, but does not explicitly stipulate the contractual arrangements as a form of foreign investment. Notwithstanding the above, the Foreign Investment Law stipulates that the concept of a foreign investment includes foreign investors investing in China through “any other methods” under laws, administrative regulations, or provisions prescribed by the State Council. Therefore, there are possibilities that future laws, administrative regulations or provisions prescribed by the State Council may regard contractual arrangements as a form of foreign investment, at which time it will be uncertain whether the contractual arrangements will be deemed to be in violation of the foreign investment access requirements and how the above-mentioned contractual arrangements will be handled. For the potential impact of the Foreign Investment Law on our Company, please see “Risk Factors—Risks Relating to Our Corporate Structure—We face uncertainties with respect to the implementation of the Foreign Investment Law”.

Regulations of Food Industry in General

Food Safety in General

According to the Food Safety Law of the PRC, or the Food Safety Law, which became effective on December 29, 2018, and the Implementing Regulations for the Food Safety Law of the PRC, which were promulgated by the State Council on October 11, 2019 and became effective on December 1, 2019, the food safety supervision and administration under the State Council are responsible for supervising and administering food production and distribution. The health administrative department and the food safety supervision and administration under the State Council are responsible for the formulation and publication of national food-safety standards. The Food Safety Law and its implementation regulations require:

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

(4)	food manufacturers to check the licenses and food eligibility certification documents of their suppliers before purchasing raw food materials, food additives and food-related products from them. Each food manufacturing enterprise shall establish a procurement check record system and a food ex-factory check record system and ensure the records are authentic and retained for at least six months after the expiration of the shelf life of the product or at least two years if the shelf life is not available; and

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

The PRC has established a food recall system. When a food manufacturer finds that the food produced by it does not comply with food safety standards, it shall immediately stop production, recall the food on the market, notify the relevant manufacturers, operators and consumers, and record the recall and notification. When a food operator finds that the food traded by it does not comply with food safety standards, it shall immediately stop trading such food, notify the relevant manufacturers, operators and consumers, and record the cessation of trading and the notification. The food manufacturers and operators shall take measures to safely recall and destroy the affected food, and report the recall and treatment of the recalled food to the quality supervision authority at or above the county level. Where the food manufacturers or operators fail to recall or stop producing or trading the food which are not in compliance with food safety standards under Article 63 of the Food Safety Law, the food supervision and administration authorities at or above the county level shall order them to recall or stop production or trading.

In the event of any breach of the Food Safety Law, relevant authorities may confiscate any illegal gains and food products, issue warnings and impose rectification orders and monetary penalties ranging from two to ten times the value of the illegal products, as well as revoke the food safety certificate and impose criminal liability in severe cases.

Food Operation Permit

Through Acorn Fresh, we offer products that are frequently purchased by consumers, such as seafood and other food products. We currently do not engage in any food production business as defined under the applicable laws and regulations. We contract with manufacturers to produce food products. Under the Administration Measures for Food Distribution Permits promulgated by SAIC and effective on July 30, 2009, or the Food Distribution Permits Measures, operators that engage in the food distribution business are required to acquire Food Distribution Permits before applying for business licenses. However, the Food Distribution Permits Measures has been revoked on November 10, 2015.

On November 17, 2017, the SAFD issued the Administrative Measures on Food Operation Permits, which became effective on the same day, to regulate the food operation business (including food distribution business and catering services). Under this Administrative Measures on Food Operation Permits, the operators that engage in the food operation business shall obtain Food Operation Permits. A Food Operation Permit is valid for five years. We have obtained a Food Operation Permit to sell pre-packaged food (including refrigerated foods and frozen foods) online under the name of Shanghai Network on March 13, 2018 which will expire on December 7, 2022.

The laws and regulations require that operations comply with various requirements relating to food safety. Non-compliance may lead to a series of penalties, including warnings, monetary penalties, confiscation of illegal gains, revocation of the certificates, and/or even criminal liabilities.

Regulations of Product Quality

The Product Quality Law of the PRC

Pursuant to the Product Quality Law of the PRC, which was promulgated on February 22, 1993, became effective on September 1, 1993, and was subsequently amended on July 8, 2000, August 27, 2009 and December 29, 2018, manufacturers are liable for the quality of the products they produce. Where anyone produces or sells products that do not comply with the relevant national or industrial standards safeguarding the health and safety of the persons and property, the relevant authority will order such person to stop the production or sales, confiscate the products, impose a fine of an amount higher than the value of the products and less than three times of the value of the products, confiscate illegal gains (if any) as well as revoke the business license in severe cases. Where the activities constitute a crime, the offender will be prosecuted.

Product Liabilities

Manufacturers and distributors of defective products in the PRC may incur liability for losses and injuries caused by such products. Under the General Principles of the Civil Laws of the PRC, which was promulgated on March 15, 2017 and became effective on October 1, 2017, and the Law on the Protection of Consumer Rights and Interests of the PRC, which was promulgated on October 31, 1993, became effective on January 1, 1994 and was amended on August 27, 1999 and October 25, 2013, the manufacturers and distributors will be held liable for losses and damages suffered by consumers caused by the defective products manufactured or distributed by them.

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

Regulation of Internet-Related Businesses

 Internet Information Services

The Administrative Measures on Internet Information Services, or the ICP Measures, issued by the State Council on September 25, 2000 and amended on January 8, 2011, regulate provision of internet information services in the PRC. According to the ICP Measures, internet information services refer to provision of information through internet to online subscribers, including commercial and noncommercial services. Pursuant to the ICP Measures, commercial internet information service providers shall obtain ICP licenses, from relevant PRC local authorities before engaging in commercial internet information services in China; and noncommercial internet information service providers shall complete the ICP registration from relevant PRC local authorities. In addition, according to the ICP Measures, providers of internet information services in respect of news, publishing, education, medical treatment, health, pharmaceuticals or medical apparatus shall obtain consent of the relevant PRC competent authority before applying for operating permit or carrying out record-filing procedures. We currently sell our proprietary products through the website www.xiangguo.com, which does not constitute a commercial internet information service, and hence are required to obtain an ICP registration from the relevant information industry authorities. Shanghai Network has completed its ICP registration. Although we do not believe an ICP license is required to conduct our business in its current form, it is possible the PRC authorities could take a different view. See “Risk Factors— If we are deemed to have failed to obtain permits or approvals required under the complex regulatory environment for internet-based businesses in China, our business, financial condition and results of operations may be materially and adversely affected.”

Internet Publication and Cultural Products

On February 4, 2016, State Administration of Press, Publication, Radio, Film and Television of the People’s Republic of China, or the SAPPRFT, and the MIIT issued the Measures for Network Publication Service Administration, or Network Publication Measures, which took effect on March 10, 2016. The Network Publication Measures introduced an internet publishing license regime for internet publications. According to the Network Publication Measures, the term “online publications” includes informative and thoughtful words, pictures, maps, games, animation, audio and video readings and other original digitized works in literature, art, science and other fields.

Online Advertising

In July 2016, the SAIC issued the Interim Measures for the Administration of Internet Advertising, which became effective on September 1, 2016. These interim measures clarify that “internet advertisements” means commercial advertisements that promote commodities or services directly or indirectly via internet media such as websites, webpages and internet applications in the form of texts, pictures, audio, video or other forms. These interim measures also create a number of new requirements for internet advertisers. For example, these interim measures state that paid search advertisements should be clearly distinguished from natural search results. In addition, consistent with the Advertising Law, these interim measures require that advertisements published on internet pages in the form of pop-ups or other similar forms shall be clearly marked with a “close” button to ensure “one click to close”. Violation of these regulations may result in fine of no more than RMB 30,000, with any punishments administrated by the Administrative Authority for Industry and Commerce in the place where the advertisement publisher is located.

Online Cultural Products

Under the Interim Provisions on the Administration of Internet Culture, promulgated by the MOC, and is effective on December 15, 2017, internet cultural products are classified as: (i) online cultural products particularly developed for publishing via internet, which include online music and entertainment, online games, online performance plays (programs), performance, online artworks, and online animation features and cartoons (including Flash animation); and (ii) products, such as music and entertainment, games, plays (programs), performance, artworks and animation features and cartoons, which are produced or reproduced by using certain technical means and disseminated on the Internet (collectively, Internet Cultural Products). Any internet service provider shall obtain an Internet Culture Operation License to carry out any following business relating to Internet Cultural Products for the purpose of making profits:

●	production, duplication, import, publication, broadcasting of Internet Cultural Products;

●	publishing of cultural products on the internet or transmission thereof to computers, fixed-line or mobile phones, radios, television sets or gaming consoles for the purpose of browsing, reading, using or downloading such products; or

●	exhibitions or contests related to Internet Cultural Products.

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

 On December 20, 2007, the State Administration for Radio, Film and Television and the MIIT jointly issued the Rules for the Administration of Internet Audio-Visual Program Services, or the Audio-Visual Program Provisions, commonly known as Circular 56, which came into effect as of January 31, 2008 and was amended in 2015. Circular 56 reiterates the requirement set forth in the earlier rules that the provider of internet audio-visual program services must obtain the Audio-Visual License issued by SARFT. Furthermore, Circular 56 requires all the providers of internet audio-visual program service to be either wholly state owned or state controlled, and the business to be carried out by such providers must satisfy the overall planning and guidance catalog for internet audio-visual program services determined by SARFT. According to the Notice on Relevant Issues Concerning Application and Approval of License for the Online Transmission of Audio-Visual Programs issued by SARFT on May 21, 2008 and was amended on August 28, 2015, the internet audio-visual program service providers engaging in such services prior to the issuance of Circular 56 are able to apply for the license as long as their violation of the laws and regulations is minor in scope and can be rectified in a timely manner and they have no records of violation during the last three months prior to the issuance of Circular 56. These provisions have been reflected in the Application Procedure for Audio-Visual License promulgated by SAEFT on June 11, 2008. Failure to obtain Audio-Visual License may subject such provider to various penalties, including fines of up to RMB30,000 ($4,321), seizure of related equipment and servers used primarily for such activities and even suspension of its internet audio-visual program services.

 On March 17, 2010, the SARFT issued the Internet Audio-Visual Program Services Categories (Provisional), or the Provisional Categories, as amended on March 10, 2017, which classified internet audio-visual program services into four categories. In addition, the Notice concerning Strengthening the Administration of the Streaming Service of Online Audio-Visual Programs promulgated by the State Administration of Press, Publication, Radio, Film and Television, or the SAPPRFT, on September 2, 2016 emphasizes that, unless a specific license is granted, audio-visual programs service provider is forbidden from engaging in live streaming on major political, military, economic, social, cultural and sports events.

 In addition, the State Internet Information Office promulgated the Administrative Provisions on Internet Live-Streaming Services, or Internet Live-Streaming Services Provisions, on November 4, 2016, which came into effect on December 1, 2016. According to the Internet Live-Streaming Services Provisions, an internet live-streaming service provider shall (a) establish a live-streaming content review platform; (b) conduct authentication registration of internet live-streaming issuers based on their identity certificates, business licenses and organization code certificates; and (c) enter into a service agreement with internet live-streaming services user to specify both parties’ rights and obligations. The Internet Live-Streaming Services Provisions also stipulate that any provider who intends to provide Internet Live-Streaming services in the form of online performances, online audio-visual programs, etc. shall also obtain relevant qualifications prescribed by laws and regulations pursuant to the law.

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

In August 2018, the National Office of Anti-Pornography and Illegal Publication, or the NOAPIP, the MIIT, the Ministry of Public Security, the Ministry of Culture and Tourism, the National Radio and Television Administration and the Cyberspace Administration of China, jointly issued the Notice on Strengthen the Management of Live Streaming Service, which required internet live streaming providers involving internet audio-visual program live streaming services to obtain the Audio-Visual License and complete certain registration procedures with the local public security authority.

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

On December 27, 2016, the Standing Committee of National People’s Congress released a draft E-commerce Law to solicit public comments, which has been finally adopted and issued on August 31, 2018 and effective from January 1, 2019. Pursuant to which, (i) online businesses must register their businesses and acquire all necessary licenses regulating particular activities; (ii) E-commerce operators must also meet their tax obligations and are now required to issue a tax invoice (fapiao); (iii) platform operators are prohibited from imposing unreasonable restrictions, conditions or fees on merchants, in addition, these operators must keep transaction records, as well information of products and services provided, for at least three years. This law strengthens intellectual property protection and addresses the problem of manufacturing and sale of counterfeit goods, and the operators can be fined up to RMB2 million in serious cases of intellectual property infringement. In addition, this new law also further enhances China’s regime of privacy protection, and protection of consumers.

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

On December 29, 2017, the Standardization Administration of China, or SAC promulgated the Information Security Technology – Personal Information Security Specification effective on May 1, 2018, or 2018 Specification. Under this 2018 Specification, any entity or individual who collects, shares, transfers or discloses personal information shall obtain the consent of the holder of such information.

On January 30, 2019, the SAMR and the SAC, jointly promulgated a draft of Information Security Technology – Personal Information Security Specification which is set to revise the 2018 Specification, or 2019 Draft Specification. The major addition of this 2019 Draft Specification is that the services provider shall not force the subject of personal information to accept the business functions provided by products or services and the correspondingly requests for personal information collection against the voluntary will of the subject of personal information.

On March 6, 2020, the SAMR and the SAC, jointly promulgated the Information Security Technology – Personal Information Security Specification, or 2020 Specification, which will be effective on October 1, 2020. Under this 2020 Specification, (i) a data controller is required to differentiate between basic business functions and additional or expanded business functions, and is prohibited from bundling all these functions together; (ii) when displaying information, goods, services or research results to a data subject based on his browsing history or transaction records, the subject must also have the option of a non-personalized display. The data subject should be able to control the degree and extent to which his personal data can be utilized to generate a personalized display; (iii) if a third party also collects personal data via a data controller’s products or services (e.g. via plugin tools or certain cooperation mechanisms), the data controller is responsible for evaluating the third party’s data protection capabilities, requiring the third party to obtain the necessary consents from data subjects and to establish channels to receive their inquiries and complaints; (iv) a data controller must established a designated data protection officer and department if its business involves personal data processing and has more than 200 employees working towards this business; if it processes or expects to process personal data for more than one million individuals within 12 months; or if it processes the sensitive personal data of more than 100,000 individuals; and (v) a data controller must separately inform a data subject of the collection or sharing of his personal biometric data (e.g. when other non-biometric personal data is collected at the same time) and obtain his specific consent. Personal biometric data must be stored separately from personal identification data.

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

Regulation of Advertising Activities

The principal regulations governing advertising businesses in China include the Advertising Law (2018 Revision) and the Advertising Administrative Regulations (1987). SAPPRFT and SAIC (currently merged into SAMR) are the main responsible regulatory authorities in China overseeing the entire advertising industry. SAIC has the authority to make administrative rules to regulate advertising activities, register or approve the establishment of advertising companies, and examine and oversee daily advertising activities to ensure relevant regulations are not violated. In addition to supervision by SAIC, SAPPRFT sets technical standards for broadcasting, regulates signal landings among different broadcasting networks and monitors the operations of all TV and radio stations. Due to the politically sensitive nature of China’s media industry, the contents of TV and radio programs must go through a lengthy approval process prior to broadcasting. Contents of advertisements, which are regulated to a lesser extent, must be approved by the TV or radio stations carrying the advertisements and proper advertising committee(s), effectively eliminating the possibility of broadcasting real-time, live advertising programs. The current regulations also prohibit private enterprises from owning or operating a TV or radio station.

 Business License for Advertising Companies

Companies that engage in advertising activities must obtain from the SAMR or its local branches a business license with advertising business specifically included in the business scope. A company conducting advertising activities without such a license may be subject to penalties, including fines, confiscation of advertising income and an order to cease advertising operations. Our subsidiary Shanghai Advertising has obtained a business license with advertising specifically included in the business scope from the local branch of SAMR.

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

Regulation on Foreign Exchange Control and Administration

Foreign exchange in China is primarily regulated by:

●	The Foreign Currency Administration Regulations (1996), as amended on August 5, 2008; and

●	The Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996), or the Administration Rules.

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

 On November 19, 2012, the SAFE promulgated the Notice of the SAFE on Further Improving and Adjusting Foreign Exchange Administration Policies on Direct Investment, or the Notice, which came into force as of December 17, 2012 and was amended on May 4, 2015, October 10, 2018 and December 30, 2019. According to the Notice, (i) the opening of and payment into foreign exchange accounts under direct investment account are no longer subject to approval by the SAFE; (ii) reinvestment with legal income of foreign investors in China is no longer subject to approval by the SAFE; (iii) the administration of foreign exchange in reinvestments by foreign-funded investment enterprises is simplified; and (iv) the procedures for capital verification and confirmation that foreign-invested enterprises need to go through are simplified.

On March 30, 2015 SAFE promulgated the Circular on Reforming the Administrative Approach Regarding the Foreign Exchange Capital Settlement of Foreign-invested Enterprises, or SAFE Circular 19, which became effective as of June 1, 2015 and was amended on December 30, 2019. SAFE Circular 19 requires that, among other things, (i) capital and RMB fund converted from foreign currencies of a foreign invested enterprise shall not (a) directly or indirectly be used for expenditure beyond its business scope or prohibited by national laws and regulations; (b) directly or indirectly be used for investment into security unless otherwise provided by laws and regulations; (c) directly or indirectly be used for provision of entrusted RMB loans (unless it is within its business scope), repayment of inter-company borrowing (including third party advances) or repayment of bank RMB loans which have been sub-lent to third parties; (d) be used for payment of relevant expenses related to purchase of real properties not for self-use unless it is a foreign invested real properties enterprise; (ii) in addition to the transfer of equity investment payments in original currencies, foreign-invested enterprises whose main business is investment (including foreign-invested investment companies, foreign-invested venture capital enterprises and foreign-invested equity investment enterprises) are allowed to directly settle their foreign exchange capitals and transfer the same to, or transfer RMB fund in their account pending for foreign exchange settlement payment to, the account of an invested enterprise according to the actual amount of investment, provided that the relevant domestic investment project is real and compliant; (iii) ordinary foreign-invested enterprises other than those of the aforesaid types shall (a) be governed by the prevailing provisions on domestic re-investment if they make domestic equity investments by capital transfer in original currencies; or (b) transfer RMB funds converted from foreign exchange settlement, according to the actual amount of investment, to an account pending for foreign exchange settlement payment which has been opened by the invested enterprise after completion of domestic re-investment registration required by local branches of SAFE if they makes domestic equity investment with fund converted from foreign exchange settlement.

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

The principal regulations governing the distribution of dividends paid by wholly foreign-owned enterprises and Sino-foreign joint equity enterprise enterprises include:

●	The Foreign Investment Law (2020);

●	The Implementing Regulatons of the Foreign Investment Law (2020); and

●	Company Law of the PRC (2018).

Under these regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, a foreign-invested enterprise in China is required to set aside at least a certain percentage of its after-tax profit based on PRC accounting standards each year to its general reserves. These reserves are not distributable as cash dividends. The board of directors of a foreign-invested enterprise has the discretion to allocate a portion of its after-tax profits to employee welfare and bonus funds. These funds, however, may not be distributed to equity owners except in the event of liquidation. In 2016, Shanghai HJX Digital distributed cash dividends of RMB20 million to China DRTV. In 2018, Beijing Acorn Youngleda Technology Co., Ltd. distributed RMB3 million to China DRTV. The distributions comply with the aforesaid regulations on dividend distribution.

Regulations on Labor Protection

The PRC Labor Contract Law and its Implementation Rules became effective on January 1, 2008 and September 18, 2008, respectively, which set out specific provisions related to fixed-term and unlimited-term employment contracts, part-time employment, labor dispatch, probation, consultation with labor union, employment without a written contract, dismissal of employees, severance and collective bargaining. According to the PRC Labor Contract Law and its implementing rules, an employer may terminate the labor agreement of an employee under certain specified circumstances and in some cases, such termination can only be done after fulfillment of certain procedural requirements, such as 30 days’ prior notice or upon payment of one month’s salary in lieu of such notice. In certain cases, the terminated employee is entitled to receive a severance payment equal to the average monthly salary during the 12-month period immediately preceding to the termination (inclusive of all monetary income such as base salary, bonus, allowances, etc.), for each year of service up to the date of termination. If an employer terminates an labor contract in any circumstance other than those specified under the PRC Labor Contract Law and its implementing rules, including termination without cause, the employer must either reinstate and continue to perform the employee’s employment contract or pay the employee damages calculated at twice the rate for calculating the severance payment, subject to the employee’s own request. In the case that the employee requests for damages, the employer is not required to pay other severance or the remainder of the amount owed under the employment contract unless the employment contract has otherwise provided for. On December 28, 2012 the Labor Contract Law was amended to impose more stringent requirements on labor dispatch which became effective on July 1, 2013. Pursuant to amended Labor Contract Law, (i) it is strongly emphasized that dispatched employees shall be entitled to equal pay for equal work as a fulltime employee of an employer; (ii) labor contracts between employers and employees shall be the basic form of employment adopted by Chinese enterprises and employment by labor dispatching is only a supplementary form and shall apply only to temporary, ancillary or substitute works; and (iii) an employer shall strictly control the number of dispatched employees so that they do not exceed certain percentage of total number of employees and the specific percentage shall be prescribed by the labor administrative department of the State Council.

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

Trademark. The Trademark Law, adopted in 1982 and revised in 1993, 2001, 2013 and 2019, with its implementation, have adopted a “first-to-file” principle with respect to trademark registration. Where a trademark for which a registration has been made is identical or similar to another trademark that has already been registered or been subject to a preliminary examination and approval for use on the same kind of or similar commodities or services, the application for registration of such trademark shall be rejected. Any person applying for the registration of a trademark must not prejudice the existing right of others obtained by priority, nor may any person register in advance a trademark that has already been used by another person and has already gained a “sufficient degree of reputation” through that person’s use. In the case of a trademark infringement, where the actual loss suffered by the right holder as a result of the infringement, the profits gained by the infringer from the infringement and the royalties of the registered trademark concerned are difficult to determine, the people’s court shall render a judgment on awarding damages of up to RMB5 million depending on the circumstances of the infringing acts.

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

We have adopted measures to mitigate copyright infringement risks. But we could still face copyright infringement claims with respect to copyrighted content being streamed live, recorded or made accessible, or songs performed live, recorded or made accessible on Acorn Digital Services. See “Risk Factors—Risks Related to Our Business and Our Industry—We have in the past been, and in the future may again be, subject to intellectual property rights infringement claims by third parties, which could be time-consuming and costly to defend or litigate, divert our attention and resources, or require us to enter into licensing agreements. These licenses may not be available on commercially reasonable terms, or at all.”

C.	Organizational Structure

As of April 10, 2020, we conducted our business operations across 8 subsidiaries and consolidated entities incorporated in China and 6 subsidiaries and consolidated entities incorporated in other jurisdictions. The chart below summarizes our corporate legal structure and identifies the subsidiaries and variable interest entities that are material to our business.

Acorn International, Inc.
(Cayman)
0.1%
100%
China DRTV, Inc.
(BVI)
99.9%
100%
Acorn Media Group Limited
(BVI)
100%
100%
100%
Smooth Profit Limited
(BVI)
MK AND T Communications Limited
(Hong Kong)
天与地广告有限公司
Green Health CBD Limited
(Hong Kong)
Life Leaves Limited
(Hong Kong)
20%
Oak Lawn Entertainment, Inc.
(Japan)
100%
100%
Outside Mainland China
Inside Mainland China
Shanghai Acorn Advertising Broadcasting Co., Ltd.
上海橡果广告传播有限公司
Yiyang Yukang Communication Equipment Co., Ltd.
益阳宇康通信设备有限公司
100%
Acorn International Electronic Technology (Shanghai) Co., Ltd.
橡果国际电子科技（上海）有限公司
75%
Zhongshan Meijin Digital Technology Co., Ltd.
中山名人数码科技有限公司
33.15%
Shanghai Annaichi Car Care Products Ltd.
上海安耐驰汽车养护用品有限公司
100%
Wuxi Acorn Enterprise Management Consulting Co., Ltd
(in the process of liquidation)
无锡橡果企业管理咨询有限公司
（正在清算）
100%
Beijing Acorn Youngleda Technology Co., Ltd.
(in the process of dissolution)
北京橡果氧立得科技有限公司
（正在注销）
Shanghai Acorn Network Technology Development Co., Ltd.
上海橡果网络技术发展有限公司
100%
Acorn Information Technology (Shanghai) Co., Ltd.
橡果信息科技（上海）有限公司
Beijing Acorn Trade Co., Ltd.
北京橡果经贸有限公司
Song Kuan
宋宽
90%
Zong Pan
宗攀
10%
100%
Acorn Trade (Shanghai) Co., Ltd.
橡果贸易（上海）有限公司
Beijing HJX Technology Development Co., Ltd.
北京好记星科技发展有限公司
100%
37.5%
Zhenjiang Acorn Electronic Commerce Co., Ltd.
镇江橡果电子商务有限公司
Shanghai HJX Technology Co., Ltd.
上海好记星教育科技有限公司
Equity Ownership
Contractual Arrangement

(1)	For risks related to our current corporate structure, see Item 3.D, “Key Information—Risk Factors—Risks Related to the Regulation of Our Business and Industry.”

(2)	Agreements that provide us with effective control over Shanghai Network, Ltd. and Beijing Acorn Trade Co., Ltd. include equity pledge agreements, irrevocable powers of attorney, a loan agreement, operation and management agreements, exclusive purchase agreements and spouse consent letters. We may modify our contractual arrangements from time to time to facilitate our operations. For previous changes in our contractual arrangements, please see Item 4.C, “Organizational Structure” for further information.

(3)	The economic benefits of Shanghai Network and Beijing Acorn Trade Co., Ltd. accrue to Acorn Information Technology (Shanghai) Co., Ltd.

(4)	Agreements that provide us with effective control over Beijing HJX Technology Development Co., Ltd. include equity pledge agreement, irrevocable power of attorney, a loan agreement, operation and management agreement, exclusive purchase agreement and spouse consent letters. We may modify our contractual arrangement from time to time to facilitate our operations. Please see Item 4.C, “Organizational Structure” for further information.

(5)	The economic benefits of Beijing HJX Technology Development Co., Ltd. accrue to Acorn Trade (Shanghai) Co., Ltd.

(6)	The Wuxi Acorn Enterprise Management Consulting Co., Ltd. is currently under liquidation process.

(7)	The Beijing Acorn Youngleda Oxygen Generating Co., Ltd. is currently under deregistration process.

Our significant subsidiaries include the following entities:

●	China DRTV, Inc., a company incorporated with limited liability under the laws of the British Virgin Islands, which is our wholly-owned subsidiary and the holding company of the PRC subsidiaries relating to Acorn’s business conducted in the PRC.

●	MK AND T Communications Limited, a Hong Kong limited liability company, which is the direct wholly-owned subsidiary of China DRTV, Inc. and the direct holding company of certain PRC subsidiaries relating to Acorn Digital Services business.

●	Shanghai Acorn Advertising Broadcasting Co., Ltd., a limited liability company incorporated under the laws of the PRC, which is an indirect subsidiary of China DRTV, Inc. and a wholly-foreign owned enterprise, and is engaged in Acorn Digital Services business.

●	Acorn Trade (Shanghai) Co., Ltd., a limited liability company incorporated under the laws of the PRC, which is a direct subsidiary of China DRTV, Inc. and a wholly-foreign owned enterprise, and is engaged in operating the Babaka® business.

●	Shanghai Acorn Network Technology Development Co., Ltd. a limited liability company incorporated under the laws of the PRC, which is an VIE, operates the Acorn Fresh business.

●	Acorn International Electronic Technology (Shanghai) Co., Ltd. a limited liability company incorporated under the laws of the PRC, which is a direct subsidiary of China DRTV and a wholly-foreign owned enterprise.

●	Acorn Information Technology (Shanghai) Co., Ltd., a limited liability company incorporated under the laws of the PRC, which is a subsidiary of China DRTV and a wholly-foreign owned enterprise.

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

To enable us to raise equity capital from investors outside of China, we established a holding company structure by incorporating China DRTV in the British Virgin Islands on March 4, 2004. In 2004, China DRTV formed four PRC subsidiaries and two consolidated PRC affiliated entities. As part of a restructuring to implement an offshore holding company structure to comply with PRC laws imposing restrictions on foreign ownership in “direct sales”, wholesale distributor and advertising businesses, each of the combined entities, including their subsidiaries, transferred to China DRTV’s newly created consolidated subsidiaries and affiliated entities, by means of an asset transfer and liability assumption, substantially all their assets and liabilities at their net book values, except that (a) the assets and liabilities of one of the combined entities’ subsidiaries were transferred through the transfer to China DRTV of all of that subsidiary’s capital stock, and (b) after one of the three pre-restructuring operating companies, Beijing Acorn, transferred certain of its assets to two of China DRTV’s subsidiaries, its shareholders transferred their equity interests in Beijing Acorn to two PRC individuals, with Beijing Acorn becoming an additional China DRTV affiliated entity. Commencing on January 1, 2005 our business was conducted through China DRTV and its subsidiaries and affiliated entities. Other than Beijing Acorn and the other transferred subsidiary, each of the pre-restructuring companies previously engaged in the business was liquidated. We have determined that no change in basis in the assets transferred in connection with the restructuring is appropriate as the transfers constituted a transfer of net assets by entities under common control.

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

Shanghai Network and Beijing Acorn, two of our consolidated affiliated entities, are currently owned by two PRC citizens, Mr. Kuan Song, and Ms. Pan Zong. Shanghai Network was primarily engaged in our TV “direct sales” business throughout China except for Beijing. Beijing Acorn was primarily engaged in our TV “direct sales” business in Beijing. We have entered into contractual arrangements with these two affiliated entities pursuant to which our wholly owned subsidiary, Acorn Information, provides technical support and management services to these affiliated entities. In addition, we have entered into agreements with these two affiliated entities and their shareholders, Mr. Kuan Song and Ms. Pan Zong, providing us with the ability to effectively control each of these affiliated entities. Accordingly, we have consolidated historical financial results of these two affiliated entities in our financial statements as variable interest entities pursuant to U.S. GAAP.

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

Beijing HJZX Software Technology Development Co., Ltd was deregistered in 2019, and Wuxi Acorn Enterprise Management Consulting Co., Ltd. and Beijing Acorn Youngleda Technology Co. Ltd. are in process of being liquidated or deregistered.

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

On November 8, 2019, our wholly-owned subsidiary, China DRTV, Inc. entered into an equity transfer agreement to sell 100% of the equity interests in its wholly-owned subsidiary, Zhuhai Acorn, to an unrelated third-party for a base purchase price of $1.45 million subject to working capital adjustment. The sale was completed in the fourth quarter of 2019 with a $1.2 million gain recorded and the receivables of approximately $1.42 million (after the working capital adjustment and applicable taxes) were received on May 27, 2020.

Material Operating Entities

MOFCOM, or its local counterpart, reviews the application and issues the requisite approval for business operations by foreign entities. Our “direct sales” business was considered commercial trading and, until 2004, foreign investment in commercial trading was highly restricted by PRC regulations. By December 2004, MOFCOM had significantly reduced these restrictions, but MOFCOM’s approval was still needed at that time. Therefore, our past “direct sales” business was conducted by our consolidated affiliated entities, Shanghai Network and Beijing Acorn, which held the necessary licenses to conduct this business, through contractual arrangements between Acorn Information, our wholly owned subsidiary in China, and these two consolidated affiliated entities. Our wholesale business is currently conducted by Acorn Trade (Shanghai) Co., Ltd.

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

However, there are uncertainties regarding the interpretation and application of current and future PRC laws and regulations with respect to these matters. Accordingly, we cannot assure you that the PRC regulatory authorities, in particular MIIT, SAIC and MOFCOM, which regulate foreign investment in “direct sales” and internet businesses, will not in the future take views that are contrary to the above opinions of our PRC legal counsel. If the current agreements that establish the structure for conducting our PRC “direct sales” and internet businesses were found to be in violation of existing or future PRC laws or regulations, we may be required to restructure our ownership structure and “direct sales” and internet interactive service operations in China or to carry out other actions required by relevant PRC government authorities to comply with PRC laws and regulations, or we could be subject to severe penalties.

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

●	Irrevocable Power of Attorney. Under irrevocable powers of attorney, each of the two shareholders of Shanghai Network and Beijing Acorn, Kuan Song and Pan Zong, has granted to a designee of Acorn Information, Jacob A. Fisch, our Chief Executive Officer and President, the power to exercise all voting rights of such shareholder in the shareholders’ meetings, including but not limited to the power to determine the sale or transfer of all or part of such shareholder’s equity interest in, and appoint the directors of, Shanghai Network and Beijing Acorn. These irrevocable powers of attorney have terms of ten years and will automatically renew for another ten years unless terminated by the above-mentioned designees of Acorn Information in writing three months prior to their expiry.
●	Loan Agreement. Under the loan agreement among Acorn Information and the shareholders of these two affiliated entities, Kuan Song and Pan Zong, Acorn Information made a loan to Kuan Song and Pan Zong in an aggregate amount of RMB118.0 million. The loan is to be used primarily for capital investments by the shareholders in Shanghai Network and Beijing Acorn. The loan can only be repaid by the shareholders’ transfer of their interests in Shanghai Network and Beijing Acorn to Acorn Information or its designee when permissible under PRC law. The initial term of the loan is ten years and will automatically be renewed for another ten years absent a written termination notice from Acorn Information.
●	Operation and Management Agreements. Under the operation and management agreements among Acorn Information, the two shareholders and each of the affiliated entities, the parties have agreed that Acorn Information will provide guidance and instructions on daily operations and financial affairs of each of these two affiliated entities. The agreements also state that each of the directors, general managers and other senior management personnel of these affiliated entities will be appointed as nominated by Acorn Information. The designees of Acorn Information or its affiliates have the authority to exercise the voting rights on behalf of the two shareholders at the shareholder meetings of the two affiliated entities. Acorn Information has agreed to provide security for contracts, agreements or other transactions entered into by these two affiliated entities with third parties, provided that these affiliated entities shall provide counter-security for Acorn Information using their accounts receivable or assets. In addition, each of these affiliated entities agreed not to enter into any transaction that could materially affect its respective assets, obligations, rights or operations without prior written consent from Acorn Information. The terms of these agreements are ten years and will automatically renew for another ten years absent a written termination notice by Acorn Information.
●	Equity Pledge Agreements. Under the equity pledge agreements among Acorn Information and the two shareholders of the affiliated entities, each of Kuan Song and Pan Zong has pledged all of his or her equity interests in Shanghai Network and Beijing Acorn to Acorn Information to guarantee the performance of the two affiliated entities under the operation and management agreements and the exclusive technical services agreements as described below, as well as their personal obligations under the loan agreements. Each of the shareholders also agrees not to transfer, assign or, pledge his or her interests in any of these affiliated entities without the prior written consent of Acorn Information. If any of these affiliated entities or either of the two shareholders breaches its respective contractual obligations thereunder, Acorn Information, as pledgee, will be entitled to certain rights, including but not limited to the right to sell the pledged equity interests. The terms of these agreements are ten years and will automatically renew for another ten years absent written termination notice by Acorn Information three months prior to their expiry.

●	Exclusive Purchase Agreements. Pursuant to the exclusive purchase agreements among Acorn Information and each of Shanghai Network and Beijing Acorn and their shareholders, Kuan Song and Pan Zong, each of the two shareholders has irrevocably granted Acorn Information or its designee an exclusive option to purchase at any time if and when permitted under PRC law, all or any portion of their equity interests in Shanghai Network and Beijing Acorn for a price that is the minimum amount permitted by PRC law. The terms of these agreements are ten years and will automatically renew for another ten years absent a written termination notice by Acorn Information three months prior to their expiry.
●	Spouse Consent Letter. Pursuant to the spouse consent letters, the spouse of Kuan Song, the shareholder of these two affiliated entities acknowledges that she is aware of, and consents to, the execution by her spouse of irrevocable powers of attorney, equity pledge agreements and the exclusive purchase agreements described above. With respect to establishment, grant and performance of the above irrevocable powers of attorney, equity pledge and the exclusive purchase, each spouse further agrees that, whether at present or in the future, she will not take any actions or raise any claims or objection.

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

●	Irrevocable Power of Attorney. Under irrevocable power of attorney, each of the two shareholders of Beijing HJX Technology, Mr. Kuan Song and Ms. Pan Zong, has granted to a designee of Acorn Trade (Shanghai) Co., Ltd, Jacob A. Fisch, our Chief Executive Officer and President, the power to exercise all voting rights of such shareholder in the shareholders’ meetings, including but not limited to the power to determine the sale or transfer of all or part of such shareholder’s equity interest in, and appoint the directors of, Beijing HJX Technology. The irrevocable power of attorney has terms of ten years and will automatically renew for another ten years unless terminated by the above-mentioned designees of Acorn Trade (Shanghai) Co., Ltd in writing three months prior to their expiry.
●	Loan Agreement. Under the loan agreement among Acorn Trade (Shanghai) Co., Ltd and the shareholders of this affiliated entity, Mr. Kuan Song and Ms. Pan Zong, Acorn Trade (Shanghai) Co., Ltd made a loan to Mr. Kuan Song and Ms. Pan Zong in an aggregate amount of RMB10.0 million. The loan is to be used primarily for capital investments by the shareholders in Beijing HJX Technology. The loan can only be repaid by the shareholders’ transfer of their interests in Beijing HJX Technology to Acorn Trade (Shanghai) Co., Ltd or its designee when permissible under PRC law. The initial term of the loan is ten years and will automatically be renewed for another ten years absent a written termination notice from Acorn Trade (Shanghai) Co., Ltd.
●	Operation and Management Agreement. Under the operation and management agreement among Acorn Trade (Shanghai) Co., Ltd, the two shareholders and Beijing HJX Technology, the parties have agreed that Acorn Trade (Shanghai) Co., Ltd will provide guidance and instructions on daily operations and financial affairs of each of the affiliated entity. The agreements also state that each of the directors, general managers and other senior management personnel of the affiliated entity will be appointed as nominated by Acorn Trade (Shanghai) Co., Ltd. The designees of Acorn Trade (Shanghai) Co., Ltd or its affiliate has the authority to exercise the voting rights on behalf of the two shareholders at the shareholder meetings of the affiliated entity. Acorn Trade (Shanghai) Co., Ltd has agreed to provide security for contracts, agreements or other transactions entered into by the affiliated entity with third parties, provided that the affiliated entity shall provide counter-security for Acorn Trade (Shanghai) Co., Ltd using their accounts receivable or assets. In addition, each of the affiliated entity agreed not to enter into any transaction that could materially affect its respective assets, obligations, rights or operations without prior written consent from Acorn Trade (Shanghai) Co., Ltd. The term of the agreement is ten years and will automatically renew for another ten years absent a written termination notice by Acorn Trade (Shanghai) Co., Ltd.

●	Equity Pledge Agreement. Under the equity pledge agreement among Acorn Trade (Shanghai) Co., Ltd and the two shareholders of the affiliated entity, each of Mr. Kuan Song and Ms. Pan Zong has pledged all of his equity interests in Beijing HJX Technology to Acorn Trade (Shanghai) Co., Ltd to guarantee the performance of the affiliated entity under the operation and management agreement and the exclusive technical services agreement as described below, as well as their personal obligations under the loan agreement. Each of the shareholders also agrees not to transfer, assign or, pledge his interests in any of the affiliated entity without the prior written consent of Acorn Trade (Shanghai) Co., Ltd. If the affiliated entity or either of the two shareholders breaches its respective contractual obligations thereunder, Acorn Trade (Shanghai) Co., Ltd, as pledgee, will be entitled to certain rights, including but not limited to the right to sell the pledged equity interests. The term of the agreement is ten years and will automatically renew for another ten years absent written termination notice by Acorn Trade (Shanghai) Co., Ltd three months prior to its expiry.
●	Exclusive Purchase Agreement. Pursuant to the exclusive purchase agreement among Acorn Trade (Shanghai) Co., Ltd and Beijing HJX Technology and its shareholders, Mr. Kuan Song and Ms. Pan Zong, each of the two shareholders has irrevocably granted Acorn Trade (Shanghai) Co., Ltd or its designee an exclusive option to purchase at any time if and when permitted under PRC law, all or any portion of their equity interests in Beijing HJX Technology for a price that is the minimum amount permitted by PRC law. The term of the agreement is ten years and will automatically renew for another ten years absent a written termination notice by Acorn Trade (Shanghai) Co., Ltd three months prior to its expiry.
●	Spouse Consent Letter. Pursuant to the spouse consent letter, the spouse of the shareholder, of the affiliated entity, Mr. Kuan Song, acknowledges that she is aware of, and consents to, the execution by her spouse of irrevocable power of attorney, equity pledge agreement and the exclusive purchase agreement described above. With respect to establishment, grant and performance of the above irrevocable power of attorney, equity pledge and the exclusive purchase, each spouse further agrees that, whether at present or in the future, she will not take any actions or raise any claims or objection.

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

 We also own warehousing facilities in Shanghai with an aggregate floor space of approximately 2,000 square meters. Since January 2016, the warehousing facilities located in Shanghai started to use Zhai-ji-song as its outsourced logistic service provider to provide, among others, warehousing and delivery service.

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

Overview

Acorn International is a leading marketing and branding company in China, leveraging a twenty-year direct marketing history to monetize brand IP, content creation and distribution, and product sales, through digital media in China. Previously the leading TV infomercial company in China, we have refocused our direct marketing know-how on digital media in China. Acorn today has two divisions to support its growth: 1) Proprietary Brand Division, and 2) Acorn Digital Services Division.

In the Proprietary Brand Division, Acorn sells its own products primarily through e-commerce channels in China. In the Acorn Digital Services Division, Acorn helps third party brands in the Chinese digital and e-commerce market,

What we call our “direct sales” business platforms involve marketing and selling products directly to consumers in China through our Internet/e-commerce sales platform. Our Internet/e-commerce sales platform includes our official website and WeChat store as well as the platforms of China’s leading e-commerce companies. We expect our Internet/e-commerce sales to continue in importance to our business in the future.

In 2018, we launched our Acorn Digital Services Division, formerly known as Acorn Entertainment and Acorn Streaming Division. In 2019, Acorn consolidated under Acorn Digital Services the following business units: Acorn Entertainment and Acorn Streaming, which are Acorn’s social media management business and digital content business, respectively, as well as A-KOL (standing for “Acorn Key Opinion Leader”), which facilitates the development of local China influencers with the objective to optimize their ability to convert Acorn’s content into product sales. Our distribution sales business primarily consists of e-commerce distribution. Our e-commerce distribution business includes distribution through major e-commerce platforms that act as distributors, and primarily JD.com. Sales of Acorn Fresh, an e-commerce business within Acorn that sells high-quality frozen seafood directly to Chinese consumers which was also launched in 2018, have been increasing recently, driven by, among other things, live streaming content supported by our Acorn Digital Division. Acorn expects this focus on new media in China, along with further expansion on additional e-commerce B2C platforms, to continue to drive e-commerce sales over the longer-term. In the near and medium term, the COVID-19 crisis could have a material adverse effect on our business. We continue to monitor the situation and have taken and will continue to take measures to cut costs and conserve our cash reserves.

To date, we have developed our own branded products, such as Babaka® posture-correction products, along with our most recent addition, Acorn Fresh premium food products, and have entered into or are in the process of negotiating various arrangements with select third parties to better identify and offer potentially promising new products. Some of these potential counterparties are affiliated with our chairman, Robert Roche. see Item 7.B, “Related Party Transactions.”

In 2017, we reached an agreement to sell a majority stake in our HJX Business to a third-party investor and operator, allowing us to focus primarily on its already profitable businesses and brands, as well as on achieving profitable growth of new businesses within our Group. We retained a 37.5% stake in a joint venture established with this third party. As a result of this transaction, which we sometimes refer to as the “HJX Transaction”, we are required by applicable accounting rules to treat the HJX Business as discontinued operations in 2017 and prior years. At times, trends in our results of operations are more difficult to discern as a result of, or otherwise affected by, this accounting treatment, which we will highlight in this discussion from time to time.

In the third quarter of 2019, we completed closing of our call center in Wuxi, China. As a result, we are required by applicable accounting rules to treat the historical operations of the call center operations as discontinued operations for all periods presented. At times trends in our results of operations are more difficult to discern as a result of, or otherwise affected by, this accounting treatment, which we will highlight in this discussion from time to time.

Over the last three years, our total net revenues from continuing operations increased from $17.1 million in 2017 to $25.1 million in 2018, and further increased to $37.5 million in 2019, with operating losses from continuing operations that totaled $3.8 million in 2017, and operating profit from continuing operations that totaled $2.7 million and $5.5 million in 2018 and 2019, respectively. We realized an operating profit from continuing operations of $2.7 million in 2018, primarily due to increases in net revenue from an increase in e-commerce sales of Babaka® branded products as well as other products combined with lower general and administrative expenses and an increase in other operating income from loan interest income and net revenue from Acorn Digital Division, which were partially offset by an increase in selling and marketing expenses to support e-commerce. We realized an operating profit from continuing operations of $5.5 million in 2019, primarily due to the continued strong growth in our Babaka® posture correction products sales and Acorn Fresh sales, net of more investment into media expense to drive sales and increasing logistics expense associated with rising Acorn Fresh sales, as well as increased staff costs and office rent.

Our net income increased from $12.4 million in 2017 to $31.1 million in 2018 as a result of the disposal of non-core assets, but decreased to $9.8 million in 2019. The improving results in 2018 as compared to 2017 reflect in part success in our management’s implementation of its priorities since May 2015: restructuring our business in light of the evolution of our business model (including the exit from TV “direct sales” and our increased focus on the e-commerce channel) and the competitive landscape in China, with a view to increasing existing, and identifying new revenue streams such as from live streaming and pre-recorded video content creation and distribution and from bringing, through the creation of digital social content, leading U.S. brands to China, representing their in-country digital presence; reducing our operating expenses and cash outflow; and liquidating non-core assets and investments to generate cash. The lower net income in 2019 as compared to 2018 is primarily because of a larger one-time revenue gain from the sale of Bright Rainbow in 2018 versus the smaller one-time gain from the sale of the Company’s prior office and Zhuhai Acorn in 2019.

Our ongoing restructuring and cost saving activities include:

●	headcount reductions—we have reduced our total headcount from 129 at December 31, 2017 to 121 at December 31, 2019 (with this headcount reduction including a number of senior level individuals and a large number of employees who worked for the HJX Business, call center operations and Zhuhai Acorn; but we also made new hires for Acorn Digital and to support the rising sales of Babaka® and Acorn Fresh sales);

●	rationalizing our distribution channel, with the number of outlets in our offline distribution network reduced from approximately 1,000 at December 31, 2017 to 0 at December 31, 2019 as we sold the business related to Youngleda oxygen-generating products;

●	downsizing and eventually closing our call center operations; and

●	reducing the number of our central warehousing hubs from four to a single facility in Shanghai.

As part of our continued efforts to generate additional cash flow and liquidate non-core assets:

●	On November 8, 2019, our wholly-owned subsidiary, China DRTV, Inc. entered into an equity transfer agreement to sell 100% of the equity interests in its wholly-owned subsidiary, Zhuhai Acorn, to an unrelated third-party for a base purchase price of $1.45 million subject to working capital adjustment. The sale was completed in the fourth quarter of 2019 with a $1.2 million gain recorded and the receivables of approximately $1.42 million (after the working capital adjustment and applicable taxes) were received on May 27, 2020.

●	Beginning in January 2016, we started to sell shares of E-Money Holding Co., Ltd., or E-Money (formerly known as Shanghai Yimeng Software Technology Co., Ltd.), or E-Money Shares, on China National Equities Exchange and Quotations, or the NEEQ. In 2017, we sold approximately 4.6 million E-Money Shares, representing a further decrease in ownership in E-Money from 8.5% to 7.4% and generating total sale proceeds of RMB64.3 million, or $9.3 million. In 2018, we sold 1,000 E-Money Shares, representing a negligible further decrease in ownership in E-Money and generating immaterial total sale proceeds. In 2019, we didn’t sell any E-Money Shares. E-money announced on December 18, 2019 that it would repurchase between 5 million and 10 million of its shares in the public market at a price of no more than RMB 4.5 per share for a 6-month period commencing from December 2, 2019 (i.e. the date E-Money’s board of directors approved the aforesaid repurchase plan). From January 1, 2020 through the date of this report, Acorn has sold 12.5 million E-Money Shares under this repurchase plan, along with sales to individual buyers in the market, and received proceeds of $ 7.5 million. As at the date of this report, Acorn holds approximately 20.2 million shares, or 4.6% of total shares of E-Money.

●	We executed a share sale and purchase agreement with Red Star on April 27, 2018, in exchange for cash payment of approximately RMB360 million ($57 million), subject to a post-closing working capital adjustment and have subsequently consummated the transaction contemplated thereunder. After the working capital adjustment, the total purchase price of Red Star was approximately RMB375 million ($59 million). Pursuant to the terms of the share sale and purchase agreement, Red Star acquired 100% of the shares in our wholly-owned Hong Kong subsidiary Bright Rainbow Investments Limited, which owns Shanghai HJX Digital Technology Co., Ltd, which owns various non-core assets, including the land use rights to a plot of land in the Qingpu district of Shanghai with a total area of 76,799 square meters, along with the warehouse on that land plot.

●	On December 10, 2018, we executed an agreement to sell Acorn’s former principal office in Shanghai to a third party for RMB46 million. The ownership transfer was completed on March 28, 2019.

In 2020, we seek to continue to increase revenue by growing sales of our proprietary-branded products through “direct sales” channels primarily including internet sales, and e-commerce distribution sales channels, and generating additional revenue from live streaming and pre-recorded video content creation and distribution and from bringing, through the creation of digital social content, leading U.S. brands to China, representing their in-country digital presence. Management will remain focused on maintaining healthy margins, managing expenses and generating additional cash flow.

More specifically, in the year ahead, Acorn seeks to build on its achievements in 2019 by focusing on growing e-commerce sales, as well as to drive further revenue from Acorn Digital Division.

Factors Affecting Our Results of Operations

Factors that may affect our future financial condition and results of operations include, among other things, the following:

●	the impact of regulations on our business:

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

●	General risks associated with retail and e-commerce industry in China:

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

●	General risks associated with events that can significantly disrupt our business operations:

Our business could be materially and adversely affected by the outbreak of epidemic disease, natural disasters or other events that can significantly disrupt our business operations. For example, the COVID-19 pandemic has caused significant downward pressure for the global economy. The pandemic led to the temporary closure of our offices, and our revenue and profitability could be materially reduced to the extent that such event harms the economy in China, and affects our consumers, merchants or other participants of our business.

●	the mix of product lines selected by us for marketing through our various sales platforms:

Although we maintain and offer a diverse product portfolio, we generally focus on marketing and selling a limited number of featured product lines at any one time through our “direct sales” platforms and our e-commerce. Consequently, we have been, and expect to continue to be, dependent on a limited number of featured product lines to generate a large percentage of our gross revenues. For example, sales of our Babaka® products, our top selling product line in 2019, generated approximately $33.9 million in revenue, approximately 89.8% of our total gross revenues in 2019, which is up from $23.5 million in revenue representing 92.5% of our gross revenues in 2018. Currently, our featured product lines mainly include health products and premium imported seafood.

●	the mix of our “direct sales” and distribution sales:

We sell our products through (i) our “direct sales” platforms, which consist primarily of our store website and stores on third-party e-commerce platforms, and (ii) our distribution sales channels which consist primarily of third-party e-commerce platforms. In the past, the mix of our total net revenues had shifted proportionately to more distribution sales. However, with our increasing recent focus on e-commerce sales, particularly of our Babaka® and seafood products, our direct sales through E-commerce sales channels represented a significant percentage of our total net revenues in 2017, 2018 and 2019. In 2017, 2018 and 2019, our “direct sales” accounted for 93.0%, 80.9% and 84.5%, respectively, of our total net revenues compared to 7.0%, 19.1% and 15.5%, respectively, for distribution sales.

●	new products introduced by us and our ability to identify new products:

Our ability to maintain or grow our revenue depends on our ability to successfully identify, develop, introduce and distribute in a timely and cost-effective manner new and upgraded product offerings. We employ a systematic identification and development process. After a potential featured product has been identified and tested, we evaluate a number of key benchmarks, particularly estimated profitability relative to our media expenses, in determining whether to conduct full-scale sales and marketing. We also seek to diversify our product offerings by adding products that offer recurring revenue opportunities. As an example, sales of our Acorn Fresh product category, which sells premium imported food items to Chinese consumers, have been steadily increasing since its introduction in mid-2018. Acorn Fresh currently has approximately 100,000 retail customers. Total sales from Acorn Fresh reached RMB 20 million for 2019, 6.5 times more than that of 2018. Acorn Fresh’s business model is oriented around providing premium products and superior customer experience in order to drive customer loyalty and repeat purchases, which offers higher margin opportunities and, we believe, significant growth prospects. Acorn Fresh’s flagship stores are available on China’s largest e-commerce platforms including TMall and JD.com, along with other, niche platforms. Traffic is driven primarily through in platform media, streaming and other content and other events produced and supported by Acorn Digital Division.

In addition to the factors above, intensified competition in the “direct sales” industry in China presents new challenges to our business. Related challenges include the evolving nature of our industry and our business model and a continuously evolving competitive landscape. To address these challenges, among other things, we regularly evaluate developments and the competitive landscape in the consumer retail market in China. In turn, as appropriate, we adjust our product offerings, sales and marketing efforts and business strategy. We undertake these adjustments in connection with constant evaluation of our media allocation for each product to maximize return on our media expenditures.

For a detailed discussion of other factors that may cause our results of operations to fluctuate, see Item 3.D, “Key Information—Risk Factors—Risks Relating to Our Business.”

Revenues

	For the years ended December 31,
	2017		2018		2019
	Amount	% of total revenue, net	Amount	% of total revenue, net	Amount	% of total revenue, net
	(in U.S. dollars, except percentages)
Revenues:
“Direct sales,” net	$15,866,782	93.0%	$20,297,424	80.9%	$31,658,751	84.5%
Distribution sales, net	$1,200,247	7.0%	$4,789,845	19.1%	$5,825,742	15.5%
Total revenues, net	$17,067,029	100.0%	$25,087,269	100.0%	$37,484,493	100.0%

Our net revenues consist of “direct sales” net revenues and distribution sales net revenues. The decrease in “direct sales” net revenues as a percentage of our net revenues from 2017 to 2018 and the increase in distribution sales net revenues as a percentage of our net revenues from 2017 to 2018 primarily resulted from increased utilization of e-commerce distributors. The increase in “direct sales” net revenues as a percentage of our net revenues from 2018 to 2019 and the decrease in distribution sales net revenues as a percentage of our net revenues from 2018 to 2019 primarily resulted from the phasing out of the Youngleda business which was primarily conducted via distribution sales and the stronger growth of sales on e-commerce platform (e.g. Tmall) via “direct sales.”

“Direct sales” net revenues represent product sales through our “direct sales” platforms, consisting primarily of Internet sales.

Distribution net revenues represent product sales to e-commerce distributors. We sell products to our distributors at a discount to the retail price for the same product.

Our total net revenues are presented net of certain adjustments, including sales and business taxes, cash rebates on distribution sales, product returns, customer rejections, and costs of membership points on “direct sales.” We net the cash rebates used in connection with promotional distribution sales activities and membership points used in connection with our customer loyalty program for “direct sales” against revenue at the time revenue is recorded.

Cost of Revenues

Cost of revenues represents our direct costs to manufacture, purchase or develop products sold by us to consumers or our distributors. For a particular product, the related cost of revenues is the same regardless of whether sold by us directly to consumers or to our distributors. The most significant factor in determining cost of revenues as a percentage of revenue in any period is our product mix for the period. For example, our seafood products generally have a higher per unit cost of revenues as compared to our health products, which often results in a lower gross margin for such products.

Cost of revenues does not include advertising or other selling and marketing expenditures. These expenditures are incurred for the benefit of all of our sales and distribution platforms and, as such, are treated as operating expenses and not as cost of revenues.

Operating (Expenses) Income

Our operating (expenses) income consist of advertising expenses, other selling and marketing expenses, general and administrative expenses and other operating income, net.

Advertising Expenses

Advertising expenses historically consisted primarily of the expenses of purchasing our advertising media, such as TV advertising time, Internet, print and radio advertising. Historically, we used our purchased TV advertising time to broadcast our TV direct sales programs and our product-oriented promotional advertising. In 2017, 2018 and 2019, our advertising expense was $1.7 million, $1.3 million and $2.4 million, respectively, primarily consisted of Internet advertising for Babaka® posture correction products.

Other Selling and Marketing Expenses

Other selling and marketing expenses consist primarily of costs related to the marketing and promotional expenses of our e-commerce business, including the third-party service fees as well as other platforms’ service and promotion fees; product delivery and handling; and salary and benefits for our call center sales and marketing personnel. We accept online payments through various third-party online payment platforms such as JD Pay, Alipay, credit card payment, etc., which payments are subject to interchange and other fees in some cases. We rely significantly on delivery companies, such as Cainiao, JD Delivery, Zhai-ji-song, SF Express, and EMS, to deliver our products. We are generally responsible for the delivery and handling fees regardless of whether a delivery is successful. In 2019, our average monthly marketing and promotional expense for Babaka® posture correction products was around RMB 10.9 million. We increased our marketing and promotional expenses for Acorn Fresh by 3200% during 2019, compared with that of 2018, amounting roughly RMB 5.2 million, to help drive higher sales.

General and Administrative Expenses

General and administrative expenses consist primarily of compensation and benefits for general management, finance and administrative personnel costs, depreciation and amortization with respect to equipment used for general corporate purposes, professional fees, and other expenses for general corporate purposes.

Other Operating Income, Net

Other operating income, net consists primarily of proceeds from disposal of certain non-core real property assets, rental income, and commission income from our insurance sales business and loan interest revenues. A lease of our warehouse of 17,721 square meters located in Shanghai Qingpu District has generated $1.0 million and $0.9 million in 2017 and 2018, respectively. The lease was discontinued during 2018 after the sale of the land use rights to the plot of land in Shanghai Qingpu District along with the warehouse. The commission income from our insurance sales business was $0.43 million, $0.25 million and $0.22 million in 2017, 2018 and 2019, respectively.

Taxation

We are incorporated in the Cayman Islands and are not subject to tax in this jurisdiction. Our subsidiaries China DRTV, Smooth Profit, and Acorn Media Group Limited are incorporated in the British Virgin Islands and are not subject to tax in that jurisdiction. Our subsidiary MK AND T Communications Limited is incorporated in Hong Kong and is subject to statutory income tax on their Hong Kong sourced income (of which there is none). Our other subsidiaries and affiliated companies are PRC companies. In addition to enterprise income tax, in 2019, our PRC subsidiaries and affiliated companies are subject to a 16% prior to April 1, 2019 and 13% from April 1, 2019 for sales value added tax, or VAT, on sales of products except for seafood products in accordance with relevant PRC tax laws. VAT rate for sales of seafood products is 9% or 13%, respectively, depending on whether the product is raw or processed, respectively. VAT taxes payable are accounted for through the balance sheet and do not have an income statement effect. The statutory income tax rate applicable to PRC companies is 25% for calendar years starting on or after January 1, 2008.

We have adopted the provisions of Accounting Standards Codification (“ASC”) 740-10, “Income Taxes—Overall” (previously FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an Interpretation of SFAS No. 109”). Based on our analyses under ASC740-10, we have made our assessment of the level of uncertainty for each tax position (including the potential application of interest and penalties) based on the technical merits of the position, and have measured the unrecognized benefits associated with the tax positions accordingly. As of December 31, 2017, 2018 and 2019, we had unrecognized tax benefits of approximately $2.2 million, $1.2 million and $1.2 million respectively.

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

Revenue Recognition

On January 1, 2018, we adopted ASU 2014-09 on revenue from contracts with customers using the modified retrospective method. The adoption did not have a material impact on our consolidated financial statements. We recognize revenue on product sales in the period in which we satisfy our performance obligation and control of the product is transferred to the customer.

“Direct sales”

What we refer to as “direct sales” revenues consist primarily of product sales through our Internet sales platforms. Our sales arrangements with customers are predominately short term in nature and generally provide for transfer of control at the time when the products are delivered to and accepted by the customers (e.g. “F.O.B. Destination”) as this is the point at which title and risk of loss of the product transfers to the customer. At the end of each period, we adjust revenues and cost of sales for the unsuccessful product deliveries, data of which was provided by the delivery companies used by us. The amount of revenue recorded reflects the consideration to which we expect to be entitled in exchange for goods.

Distribution sales

Our sales arrangements with distributors are predominately short term in nature and generally provide for transfer of control at the time when the products are delivered to and accepted by the distributors (e.g. “F.O.B. Destination”) as this is the point at which title and risk of loss of the product transfers to the distributors. The amount of revenue recorded reflects the consideration to which we expect to be entitled in exchange for goods and may include adjustments for customer allowance and rebates. The distributor agreements do not provide discounts, chargebacks, price protection or stock rotation rights.

Revenue and billing

We generally accept orders from customers through receipt of orders from e-commerce platforms, purchase orders and purchasing contracts. The pricing and selling terms are based on market factors, costs, and competition. Customers are billed through e-commerce platforms at the time they place the order, while distributors are billed when our products are delivered to and accepted by them in accordance with the terms of the sales agreement. As our standard payment terms are less than one year, we have elected the practical expedient under ASC 606-10-32-18 to not assess whether a contract has a significant financing component. We also elected the practical expedient provided in ASC 606-10-25-18B to treat all product shipping and handling activities as fulfillment activities, and therefore recognize the gross revenue associated with the contract, inclusive of any shipping and handling revenue. This approach is similar to our prior practice and therefore the effect of the new guidance is immaterial.

Inventory returns

Customers are entitled to return the goods sold through an online platform within seven days upon the receipt of goods and are not required to provide any reason for sales return, as long as the goods are returned intact and in good condition, subject to local regulations of internet shopping. We establish an estimated allowance for these returns based on past experience. Sales revenue and cost of sales are presented net of anticipate estimated returns. In addition, customers generally may return products to us within thirty days after delivery if there is a quality defect or if a product fails to meet its specifications, subject to shorter periods provided in policies of the platforms on which the goods are sold. Our warranties generally provide for repair of product defects within one year following the purchase date at our cost. To the extent that the manufacturer of the defective product is a third party, the manufacturer is contractually obligated to either repair the defective product or reimburse us for any related expenses. The distributors are allowed to return any defective products they receive from us.

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

Allowance for Doubtful Accounts

We maintain an allowance for doubtful accounts primarily based on the age of receivables and factors surrounding the credit risk of specific customers. If there is a deterioration of a major customer’s creditworthiness or actual defaults are higher than our historical experience, we may need to provide an additional allowance.

We evaluate credit risk of our loan receivable and loan to related party by taking into consideration existing economic conditions, the current financial condition of the borrower and historical losses, if any, and any other risks/factors that may affect its future financial condition and its ability to meet its obligations. See Item 7.B, “Related Party Transactions.”

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

In July 2015, E-Money became publicly traded on the NEEQ. After the listing, quoted market prices became available and we reclassified our E-Money investment as available-for-sale securities.  As a result, (i) at December 31, 2015, 2016, 2017, 2018 and 2019, our E-Money investment was recorded at a fair value of $181.2 million, $74.7 million, $44.5 million, $38.9 million and $25.7 million, respectively, and (ii) in 2015, 2016, 2017, 2018 and 2019, we recognized unrealized gains (losses) of $178.5 million, $(72.7) million, $(42.0) million, $(4.7) million and $(13.2) million, respectively (before deducting potential taxes of $44.6 million, $18.2 million, $10.5 million, $1.2 million and $3.3 million, respectively), which we recorded in other comprehensive income.  See notes 7 and 8 in our audited consolidated financial statements included elsewhere in this annual report. Further, our investment in E-Money and E-Money’s subsequent trading on the NEEQ may cause us to be deemed to be an “investment company” under the Investment Company Act of 1940. See Item 3D, “Key Information — Risk Factors—If we are deemed an “investment company” under the U.S. Investment Company Act of 1940 (as amended, the “Investment Company Act”), it would adversely affect the price of our ADSs and ordinary shares and could have a material adverse effect on our business.”

Beginning in January 2016, we started to sell E-Money Shares on the NEEQ. In 2016, we sold approximately 8.0 million E-Money Shares, representing a decrease in ownership in E-Money from 12.9% in 2015 to 8.5% and generating total sale proceeds of RMB126.0 million, or $18.9 million. In 2017, we sold approximately 4.6 million E-Money Shares, representing a further decrease in ownership in E-Money from 8.5% to 7.4% and generating total sale proceeds of RMB64.3 million, or $9.3 million. In 2018, we sold 1,000 E-Money Shares, representing a negligible further decrease in ownership in E-Money and generating immaterial total sale proceeds. In 2019, we did not sell any E-Money Shares. E-money announced on December 18, 2019 that it would repurchase between 5 million and 10 million of its shares in the public market at a price of no more than RMB 4.5 per share for a 6-month period commencing from December 2, 2019 (i.e. the date E-Money’s board of directors approved the aforesaid repurchase plan). From January 1, 2020 through the date of this report, Acorn has sold 12.5 million E-Money Shares under this repurchase plan, along with sales to individual buyers in the market, and received proceeds of $ 7.5 million. As at the date of this report, Acorn holds approximately 20.2 million shares, or 4.6% of total shares of E-Money. E-Money is still a publicly traded company on NEEQ.

Our management will consider additional sales of E-Money Shares as it deems appropriate. We may be unable to sell our E-Money Shares at prices equal to the then-quoted price and or in desired amounts and sales by us or others could adversely impact the price of E-Money Shares. See Item 3D., “Key Information — Risk Factors— Changes in the quoted prices for E-Money on the China National Equities Exchange and Quotations (“NEEQ”) will cause the carrying value of our E-Money Shares to vary impacting our comprehensive net income; and our ability to sell our E-Money Shares at desired prices or in desired volumes will be impacted by related developments in the NEEQ market and the market for E-Money Shares.” Moreover, we cannot assure you that E-Money will remain traded on the NEEQ or otherwise.

Valuation of Deferred Tax Assets

Deferred tax assets are reduced by a valuation allowance when, in the assessment of management, it is more-likely-than-not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

We recognize the impact of an uncertain income tax position at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority. We classify interest and penalties related to income tax matters in income tax expense.

Fair value of financial instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (also referred to as an exit price) and expands disclosure requirements about assets and liabilities measured at fair value. The guidance establishes a hierarchy for inputs used in measuring fair value that gives the highest priority to observable inputs and the lowest priority to unobservable inputs as follows:

☐	Level 1—Observable unadjusted quoted prices in active markets for identical assets or liabilities.

☐	Level 2—Observable inputs other than quoted prices in active markets for identical assets or liabilities, for which all significant inputs are observable, either directly or indirectly.

☐	Level 3—Unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities.

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

Our financial instruments consist of cash and cash equivalents, restricted cash, accounts receivable, loan receivable (previously convertible loan receivable), loan to related party, available-for-sale securities, and accounts payable. For cash and cash equivalents, restricted cash, accounts receivable, and accounts payable, the carrying amounts of these financial instruments as of December 31, 2017, 2018 and 2019 were considered representative of their fair values due to their short-term nature. The marketable securities are carried at fair values. The carrying values of loan receivable (previously convertible loan receivable), and loan to related party approximate their fair values as the impacts to discount the loan receivable and loan to related party with a market based interest rate are insignificant.

Operating leases

On January 1, 2019, we adopted ASU 2016-02 - Leases using the alternative modified retrospective transition method provided in ASU 2018-11, “Leases (Topic 842): Target Improvements”.

We determine if an arrangement is a lease or contains a lease at inception. Operating lease liabilities are recognized based on the present value of the remaining lease payments, discounted using the discount rate for the lease at the commencement date. As the rate implicit in the lease is not readily determinable for our operating leases, we generally use an incremental borrowing rate based on information available at the commencement date to determine the present value of future lease payments. Operating right-of-use (“ROU”) assets are generally recognized based on the amount of the initial measurement of the lease liability. Lease expense is recognized on a straight-line basis over the lease term. We account for lease and non-lease components as a single lease component for all leases.

The following table sets forth our condensed consolidated statements of operations by amount and as a percentage of our total net revenues for 2017, 2018 and 2019:

	For the years ended December 31,
	2017		2018		2019
	Amount ($)	% of total revenues, net	Amount ($)	% of total revenues, net	Amount ($)	% of total revenues, net
	(in thousands, except for percentages)
Condensed Consolidated
Statements of Operations Data
Revenues:
Direct sales, net	15,867	93.0%	20,297	80.9%	31,659	84.5%
Distribution sales, net	1,200	7.0%	4,790	19.1%	5,826	15.5%
Total revenues, net	17,067	100.0%	25,087	100.0%	37,484	100.0%
Cost of revenues:
Direct sales	3,963	86.9%	5,080	76.6%	8,565	81.8%
Distribution sales	597	13.1%	1,550	23.4%	1,911	18.2%
Total cost of revenues	4,560	100.0%	6,630	100.0%	10,476	100.0%
Gross profit	12,507	73.3%	18,457	73.6%	27,008	72.1%
Operating (expenses) income
Advertising expenses	(1,726)	(10.1)%	(1,291)	(5.1)%	(2,438)	(6.5)%
Other selling and marketing expenses	(6,980)	(40.9)%	(9,513)	(37.9)%	(15,741)	(42.0)%
General and administrative expenses	(9,037)	(53.0)%	(7,132)	(28.4)%	(9,317)	(24.9)%
Other operating income, net	1,473	8.6%	2,136	8.5%	6,034	16.1%
Total operating expenses	(16,270)	(95.3)%	(15,800)	(63.0)%	(21,462)	(57.3)%
(Loss) income from continuing operations	(3,763)	(22.0)%	2,657	10.6%	5,547	14.8%
Other income, net	12,172	71.3%	32,965	131.4%	3,480	9.3%
Income tax expenses (benefit)	7,892	46.2%	(3,184)	(12.7)%	1,974	5.3%
Income from continuing operations before equity in losses of affiliates	16,302	95.5%	32,438	129.3%	11,001	29.3%
Loss from discontinued operations before equity in losses of affiliates	(3,922)	(23.0)%	(990)	(3.9)%	(1,061)	(2.8)%
Equity in losses of affiliates	—	—	(325)	(1.3)%	(109)	(0.3)%
Net income	12,380	72.5%	31,123	124.1%	9,831	26.2%
Net loss attributable to non- controlling interest	(4)	(0.02)%	(4)	(0.02)%	(6)	(0.02)%
Net income attributable to Acorn International, Inc.	12,384	72.6%	31,127	124.1%	9,837	26.2%

 The table below summarizes our gross revenues for 2017, 2018 and 2019, broken down by major product categories:

	2017		2018		2019
	$’000%		$’000%		$’000%

Health products	17,032	98.4	24,854	97.6	34,688	91.8
Seafood products	—		433	1.7	2,971	7.8
Other products	285	1.6	167	0.7	137	0.4
Total gross revenues	17,317		25,453		37,796
Less: sales taxes	(250)		(366)		(311)
Total revenues, net	17,067		25,087		37,485

Comparison of Years Ended December 31, 2017, December 31, 2018 and December 31, 2019

Revenues

Our total net revenues, which include “direct sales” net revenues and distribution sales net revenues, increased by 46.8% from $17.1 million in 2017 to $25.1 million in 2018, and further increased by 49.4% to $37.5 million in 2019. The increase in our net revenues in 2019 compared to 2018 was primarily due to increased sales of Babaka® posture correction products via e-commerce channels, as well as increased sales of Acorn Fresh products. The increase in our net revenues in 2018 compared to 2017 was primarily due to the increased sales revenue of Babaka® posture correction products via e-commerce channels.

In 2017, 2018 and 2019, approximately 93.0%, 80.9% and 84.5% of our total net revenues, respectively, were generated through our “direct sales” platforms, while approximately 7.0%, 19.1% and 15.5% of our total net revenues were generated from our e-commerce and offline distribution sales channels, respectively.

The following table sets forth our two best-selling product lines for our “direct sales” platforms by net revenues and as a percentage of applicable total “direct sales” gross revenues for the periods indicated, together with reconciliation to “direct sales” net revenues:

		2017			2018			2019
Product	Brand	Revenues	Percentage	Rank	Revenues	Percentage	Rank	Revenues	Percentage	Rank
		(in thousands, except percentages and ranks)
Direct Sales:
Health products	Babaka®	$15,626	97.30%	1	$19,952	97.16%	1	$28,903	90.43%	1
Seafood products		-	-		$433	2.11%	2	$2,971	9.30%	2
Direct sales-total top two		$15,626	97.30%		$20,385	99.26%		$31,874	99.73%
Other products revenues		$434	2.70%		$151	0.74%		$86	0.27%
Total direct sales gross revenues		$16,060	100%		$20,536	100%		$31,960	100%
Total sales tax		$(193)			$(239)			$(301)
Total direct sales net revenues		$15,867			$20,297			$31,659

“Direct sales” net revenues, which primarily consists of Internet/e-commerce sales both through our official website and on the platforms of some of China’s leading e-commerce companies, increased by 27.9% from $15.9 million in 2017 to $20.3 million in 2018, and further increased by 56.0% to $31.7 million in 2019. The increase comparing 2017 to 2018 resulted primarily from our continuing focus on the e-commerce channel in 2018, especially from sales of our proprietary Babaka® posture correction products through that channel. The increase comparing 2018 to 2019 resulted primarily from increased sales of our proprietary Babaka® posture correction products, as well as increased sales of Acorn Fresh products.

The net increase of $11.4 million in “direct sales” net revenues in 2019 compared to 2018 primarily reflected a $9.0 million, or 44.9%, increase in sales of health products, a $2.5 million, or 586.5%, increase in sales of seafood  products as compared to 2018. Our top two products sold through our “direct sales” platforms in 2019 were health products and seafood products, which collectively accounted for $31.9 million, or 99.7%, of our “direct sales” gross revenues in 2019.

The net increase of $4.4 million in “direct sales” net revenues in 2018 compared to 2017 primarily reflected a $4.3 million, or 27.7%, increase in sales of health products, and a $0.4 million increase in sales of seafood products, as compared to 2017. Our top two products sold through our “direct sales” platforms in 2018 were health products and seafood products, which collectively accounted for $20.4 million, or 99.3%, of our “direct sales” gross revenues in 2018.

The following table sets forth our best-selling product lines for our e-commerce and offline distribution sales channels by net revenues and as a percentage of applicable total distribution sales gross revenues for the periods indicated, together with reconciliation to distribution sales net revenues:

		2017			2018			2019
Product	Brand	Revenues	Percentage	Rank	Revenues	Percentage	Rank	Revenues	Percentage	Rank
		(in thousands, except percentages and ranks)
Distribution Sales:
Health products	Zehom	$1,219	96.97%	1	$1,213	24.67%	2	$734	12.57%	2
Posture correction products	Babaka®	$38	3.02%	2	$3,596	73.13%	1	$5,032	86.23%	1
Distribution sales-total top two		$1,257	99.99%		$4,809	97.80%		$5,766	98.80%
Other products revenues		$0.1	0.01%		$108	2.20%		$70	1.20%
Total distribution sales gross revenues		$1,257	100.00%		$4,917	100%		$5,836	100%
Total sales tax		$(57)			$(127)			$(10)
Total distribution sales net revenues		$1,200			$4,790			$5,826

Distribution sales net revenues, which are derived from sales of products to our distributors, increased by 299.1% from $1.2 million in 2017 to $4.8 million in 2018, and further increased by 21.6% to $5.8 million in 2019. The increase in distribution sales from 2018 to 2019 was primarily due to increased sales of Babaka® posture correction products via JD.com. The increase in distribution sales from 2017 to 2018 was primarily because of the increased utilization of e-commerce distributors such as JD.com for selling Babaka® posture correction products. Our top two distribution sales products in 2019 were our Youngleda and Babaka® products, which together accounted for $5.8 million, or 98.9% of our distribution sales gross revenues in 2019.

Cost of Revenues

Our cost of revenues is primarily dependent upon the mix of products and units sold during the relevant period.

Our total cost of revenues increased from $4.6 million in 2017 to $6.6 million in 2018, and further increased to $10.5 million in 2019. As a percentage of total net revenues, total cost of revenues was 26.7%, 26.4% and 27.9% in 2017, 2018 and 2019, respectively. The reduction in cost of revenues as a percentage of total net revenues in 2018 as compared to 2017 was primarily the result of lower input costs, particularly for our Babaka® posture correction products. The slight increase in cost of revenues as a percentage of total net revenues in 2019 as compared to 2018 was primarily due to a higher proportion of Acorn Fresh products, which have a slightly lower margin than Babaka branded products, in the product mix.

“Direct sales” cost of revenues increased by 28.2% from $4.0 million in 2017 to $5.1 million in 2018 and increased by 68.6% to $8.6 million in 2019. The increase comparing 2018 to 2017 and 2019 to 2018, was primarily due to higher direct sales in 2018 and 2019, respectively.

Distribution sales cost of revenues increased by 160.0% from $0.6 million in 2017 to $1.6 million in 2018, and then increased by 23.3% to $1.9 million in 2019. These changes primarily reflected the increased usage of e-commerce distributors in each year.

Gross Profit and Gross Margin

The following table sets forth gross profits and gross margins (being gross profit divided by the related net revenues) for our “direct sales” and distribution sales platforms:

	For the years ended December 31,
	2017		2018		2019
	Gross profit	Gross margin	Gross profit	Gross margin	Gross profit	Gross margin
	(in thousands, except percentages)
Direct sales	$11,904	75.0%	$15,217	75.0%	$23,093	72.9%
Distribution sales	$603	50.3%	$3,240	67.6%	$3,915	67.2%
Total	$12,507	73.3%	$18,457	73.6%	$27,008	72.1%

Our total gross profit increased from $12.5 million in 2017 to $18.5 million in 2018, and further increased to $27.0 million in 2019. Our overall gross margin increased from 73.3% in 2017 to 73.6% in 2018 and decreased slightly to 72.1% in 2019. The increase in total gross margin in 2018 compared to 2017 was largely due to a shift in product mix to include more sales contribution of Babaka® products sold through our e-commerce channels, which generally have higher margins. The slight decrease in total gross margin in 2019 compared to 2018 was primarily the result of a change in the mix of Babaka® products sold to slightly lower margin products, as well as a higher contribution of sales of Acorn Fresh products to total revenue, which generally have lower margins than Babaka® products.

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

Gross margin on “direct sales” were 75.0% in 2017 and 2018, respectively, and decreased to 72.9% in 2019. In 2019, the decrease in gross margin on “direct sales” was primarily due to a higher proportion of Acorn Fresh products, which have a slightly lower margin than Babaka branded products, in the product mix.

Gross margin on distribution sales increased from 50.3% in 2017 to 67.6% in 2018, and slightly decreased to 67.2% in 2019. In 2018, the increase in gross margin on distribution sales was mainly due to increased distribution of Babaka® products through e-commerce distributors. In 2019, the slightly decrease in gross margin on distribution sales was mainly due to the decreasing gross margin of Youngleda products with decreased sales volume.

Operating (Expense) Income

  Our total operating expense decreased from $16.3 million in 2017 to $15.8 million in 2018, and increased to $21.5 million in 2019. Of the total decrease in operating expenses in 2018 as compared to 2017, $2.5 million represented an increase in selling and marketing expenses, which primarily resulted from higher selling and marketing expenses associated with e-commerce sales, offset by a $0.4 million decrease in advertising expenses, a $1.9 million decrease in general and administrative expenses and a $0.7 million increase in other operating income, net. Of the total increase in operating expenses in 2019 as compared to 2018, $9.5 million represented an increase in advertising expenses, selling and marketing expenses and general and administrative expenses, which primarily resulted from more investment into advertising and media expenses to drive sales and increasing logistics expense associated with rising Acorn Fresh sales, as well as increased staff costs and office rent, partially offset by a $3.9 million increase in other operating income, net which mainly included a $3.8 million gain on sale of certain office space in Shanghai. Total operating expenses, as a percentage of total net revenue, decreased from 95.3% in 2017 to 63.0% in 2018, and further decreased to 57.3% in 2019.

Advertising Expenses

Our advertising expenses decreased from $1.7 million in 2017 to $1.3 million in 2018 and increased to $2.4 million in 2019. As a percentage of total net revenues, advertising expenses decreased from 10.1% in 2017 to 5.1% in 2018 and increased to 6.5% in 2019. The decrease in advertising expenses in 2018 as compared to 2017 was primarily due to our decreased purchases of Internet advertising. The increase in advertising expenses in 2019 as compared to 2018 was primarily due to primarily resulted from more investment into Internet advertising to drive sales.

Other Selling and Marketing Expenses

Our other selling and marketing expenses increased by 36.3% from $7.0 million in 2017 to $9.5 million in 2018, and further increased by 65.5% to $15.7 million in 2019. Our other selling and marketing expenses as a percentage of total net revenues were 40.9%, 37.9% and 42.0% in 2017, 2018 and 2019, respectively. Of the total $2.5 million increase in other selling and marketing expenses in 2018 compared to 2017, $1.4 million was attributable to selling and marketing expenses for the e-commerce business. Of the total $6.2 million increase in other selling and marketing expenses in 2019 compared to 2018, $4.2 million was attributable to selling and marketing expenses for the e-commerce business. The increase comparing 2019 to 2018 was driven by more investment into media expenses to drive sales and increasing logistics expense associated with rising Acorn Fresh sales.

General and Administrative Expenses

Our general and administrative expenses decreased by 21.1% from $9.0 million in 2017 to $7.1 million in 2018 and increased by 30.6% to $9.3 million in 2019. Our general and administrative expenses as a percentage of total net revenues were 52.9%, 28.4% and 24.9% in 2017, 2018 and 2019, respectively. The total $1.9 million decrease in general and administrative expenses in 2018 compared to 2017 was primarily attributable to lower consulting and legal fees expense in 2018 versus 2017. The total $2.2 million increase in general and administrative expenses in 2019 compared to 2018 was primarily attributable to higher staff costs and office rent in 2019 versus 2018.

Other Operating Income, Net

Other operating income, net, consisting of gain on sale of non-core assets, loan interest, and miscellaneous commission income, was $1.5 million, $2.1 million and $6.0 million, in 2017, 2018 and 2019, respectively. In 2017, we recognized $1.0 million in other operating income for our sublease of excess warehouse space to third parties. In 2018, we recognized $2.2 million in other operating income due primarily to loan interest income and net revenue from Acorn Digital Division, partially offset by a loss of rental income following the sale of Bright Rainbow Investments Limited. In 2019, we recognized $2.3 million in other operating income due primarily to loan interest income and net revenue from Acorn Digital Division as well. We also recorded a $3.8 million gain on sale of certain office space in Shanghai.

Income (Loss) from Continuing Operations

We recorded losses from operations of $3.8 million in 2017, and income from continuing operations of $2.7 million and $5.5 million in 2018 and 2019 respectively. Ignoring the HJX Transaction, call center operations and related discontinued operations accounting treatment for the HJX Business and call center operations in each year, our loss from operations was $7.7 million in 2017. Ignoring the discontinued operations accounting treatment for the HJX Business in each year, the HJX Transaction allowed us to significantly reduce our total operating losses as the HJX Business contributed operating losses of $3.5 million to our total operating losses in 2017 (with the 2017 HJX Business operating loss contribution limited to the first half of that year, prior to completion of the HJX Transaction). As a percentage of total net revenues, our losses from operations were 22.0% in 2017, and our income from continuing operations was 10.6% and 14.8% of total net revenues in 2018 and 2019 respectively.

Other Income (Expense), Net

Our other income (expense), net was $11.6 million, $32.6 million and $3.2 million in 2017, 2018 and 2019, respectively. In 2017, 2018 and 2019, our other income included $0.5 million, $0.4 million and $0.3 million, in interest income, respectively. We recorded a $9.1 million investment gain in 2017, a $0.001 million investment gain in 2018, and a nil investment gain in 2019, in connection with our sales of E-Money Shares. In 2018, we also recorded a $32.5 million gain on sale of share transfer of Bright Rainbow Investments Limited, which owns Shanghai HJX Digital Technology Co., Ltd., which owns various non-core assets, including the land use rights to a plot of land in the Qingpu district of Shanghai. In 2019, we also recorded a $1.2 million gain on sale of share transfer of Zhuhai Acorn. The remainder of other income (expenses), net in those periods primarily related to our receipt of subsidies from local government agencies for certain taxes paid, including value-added, business and income taxes as well as part of the incentives provided by local government for our investment in our local district. The subsidy income in 2017, 2018 and 2019 amounted to nil, $53,965 and $1.3 million respectively. We may not continue to enjoy such government subsidies in the future. See Item 3.D, “Key Information—Risk Factors—The discontinuation of any of the preferential tax treatments and government subsidies available to us in the PRC could materially and adversely affect our results of operations and financial condition”.

Income Tax Expenses

We had a net tax benefit of $7.9 million, a net tax expense of $3.2 million and a net tax benefit of $2.0 million in 2017, 2018 and 2019 respectively. Our effective income tax rate for 2017, 2018 and 2019 was -174%, 9% and -26%, respectively, with the changes resulted from fluctuations of valuation allowance.

Equity in losses of affiliates

In June 2017, we reached an agreement to sell a majority interest in our HJX Business to a third-party investor and operator. Specifically, the agreement includes the establishment of a joint venture that will be controlled and operated by such third party, and we will hold 37.5% equity interest in this joint venture. Under the agreement, we agreed to sell the HJX Business at the price of RMB6.0 million ($918,246). The joint venture was set up in January 2018. During 2018 and 2019, we recorded $324,900 and $109,102 as equity in losses of affiliates as a result of the minority stake in this joint venture.

Net Loss Attributable to Non-controlling Interests

Net loss attributable to non-controlling interests consist of the 49% or less outside ownership interests in our majority-owned subsidiaries. In 2017, 2018 and 2019, the non-controlling interests totaled $(4,457), $(4,436) and $(5,776), respectively.

Net Income Attributable to Acorn International, Inc.

As a result of the foregoing, we achieved net income of $12.4 million in 2017, $31.1 million in 2018, and $9.8 million in 2019. As a percentage of total net revenues, our net income was 72.6%, 124.1% and 26.2% of total net revenues in 2017, 2018 and 2019 respectively.

B.	Liquidity and Capital Resources

We had net income of $9.8 million in the year ended December 31, 2019, and experienced negative cash flows from operations of $0.1 million in the year ended December 31, 2019.

Primarily beginning in the second half of 2015, we commenced significant actions to improve our liquidity position, including sales of non-core assets, and reducing our cash burn. As of December 31, 2019, we had approximately $13.5 million in cash and cash equivalents, term deposits and restricted cash and we believe we will be able to realize our assets and satisfy our liabilities in the normal course of business.

Our anticipated cash flows for 2020 and planned actions to reduce costs and generate cash flows are based on our current expectations, beliefs and estimates and are not guarantees of our future operating results, liquidity and ability to continue operations.

	For the years ended December 31,
	2017	2018	2019
	(in thousands)
Cash and cash equivalents	$21,098	$20,220	$13,537
Net cash used in operating activities	$(5,937)	$(3,467)	$(144)
Net cash provided by/(used in) investing activities	$7,899	$46,659	$(183)
Net cash used in financing activities	$(4,695)	$(41,810)	$(4,558)

For purposes of clarification, net cash provided by investing activities in 2017 was inclusive of movements of restricted cash. The Company adopted ASU 2016-18 Statement of Cash Flows-Restricted Cash on January 1, 2018.

Operating Activities

As of December 31, 2019, we had $13.5 million in cash and cash equivalents. Net cash used in operating activities were $5.9 million, $3.5 million and $0.1 million in 2017, 2018 and 2019, respectively. These amounts were adjusted for non-cash items such as gains on disposal of available-for-sale securities, gains on disposal of held-for-sale assets and subsidiaries, depreciation and amortization, bad debt expense (recoveries), inventory write-downs (reversals), deferred income tax benefits, share-based compensation and changes in various assets and liabilities such as accounts receivables, inventories, other current assets, accounts payable, accrued expenses, and other current liabilities, as applicable.

Investing Activities

Investing activities include proceeds from disposal of held-for-sale assets and subsidiaries, proceeds from sales of E-Money Shares, purchases of property and equipment, disbursement for loan to related party, purchase of long-term assets, proceeds from disposal of equipment and decrease (increase) in restricted cash. Net cash provided by investing activities were $7.9 million, $46.7 million and $0.2 million in 2017, 2018 and 2019, respectively.

Net cash used in investing activities in 2019 primarily reflects the $3.9 million of proceeds from remainder receivables for sale of the shares in Bright Rainbow and disposal of former principle office offset by $4.8 million in disbursement for loan to related party. Net cash provided by investing activities in 2018 primarily reflects the $47 million of proceeds from the sale of the shares in Bright Rainbow offset by $6.2 million in disbursement for loan to related party. Net cash provided by investing activities in 2017 primarily reflects $9.3 million of proceeds from sales of our investment in E-Money Shares and $3.6 million decrease in disbursement for loan to related party.

Financing Activities

In 2019, our net cash used in financing activities mainly reflected $4.6 million paid as cash dividends on the Company’s ordinary shares. In 2018, our net cash used in financing activities mainly reflected $40 million paid as a one-time cash dividend on the Company’s ordinary shares. In 2017, our net cash used in financing activities mainly reflected $0.2 million which was used for our share buy-back plan, $0.3 million used to repurchase our ordinary shares from Mr. Tadashi Nakamure and $4.2 million used to repurchase our ordinary shares from SAIF.

Capital Expenditures

Our capital expenditures consisted principally of the purchases of property and equipment, and purchases of management information systems.

C.	Research and Development

We spent $0.06 million, nil and nil on research and development in 2017, 2018 and 2019, respectively.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2017 to December 31, 2019   that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F.	Tabular Disclosure of Contractual Obligations

A summary of our contractual obligations at December 31, 2019 is as follows:

	Payments due by period (in thousands$)
Contractual obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating leases*	2,016	964	1,034	18	—
Total	2,016	964	1,034	18	—

*	Operating leases are for office, warehouse and manufacturing facilities.

Recently Adopted and Issued Accounting Pronouncements

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

We adopted the standard on January 1, 2019 using the alternative modified retrospective transition method provided in ASU 2018-11, “Leases (Topic 842): Target Improvements”. Under this method, we recorded a cumulative-effect adjustment as of January 1, 2019 and did not record any retrospective adjustments to comparative periods to reflect the adoption of ASC 842. The new standard provides a number of optional practical expedients in transition. We have elected the ‘package of practical expedients’ which permits our Company not to reassess under the new standard its prior conclusions about lease identification, lease classification and initial direct costs. Our Company has not elected the use-of-hindsight. Adoption of ASC 842 resulted in the recognition of ROU assets of $2.1 million and lease liabilities of $2.1 million, as of January 1, 2019 for operating leases on our consolidated balance sheets, with no impact to our Company’s consolidated statements of operations and consolidated statements of cash flows.

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

ASU 2018-02 - Tax Effects from Accumulated Other Comprehensive Income. In February 2018, the FASB issued ASU 2018-02, Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income, which is effective for the annual report period beginning after the December 15, 2018 including the interim reporting period within that period. This update allows companies to reclassify from Accumulated Other Comprehensive Income to Retained Earnings standard tax effects resulting from the enactment of the Tax Cuts and Jobs Act (the “Tax Act”). Our Company evaluated the effect of ASU 2018-02 and concluded that adoption did not have a material impact on our consolidated financial statements. We adopted this new guidance on January 1, 2019.

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

Name	Age	Position/Title
Robert W. Roche	57	Chairman of the Board of Directors, Executive Chairman
Pierre E. Cohade	58	Lead Director
Jenny Hseau-Jean Wang	64	Independent Director
Urs P. Zimmerman	57	Independent Director
Eric Haibing Wu	47	Independent Director
Jacob A. Fisch	43	Chief Executive Officer, President
Martin Oneal Key	40	Chief Financial Officer
Jan Jie Lu	42	Vice President – Business Operation
Bethy Jie Wu	54	Vice President – Human Resources
Lei Li	39	General Counsel

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

Mr. Pierre E. Cohade has served as a director of our Company since February 1, 2017. Mr. Cohade served as the Chief Executive Officer of Triangle Tyre, China’s largest private tire manufacturer from 2015 to 2016. From 2013 to 2015, Mr. Cohade was a Senior Advisor at ChinaVest, Wells Fargo’s investment banking affiliate in China. During 2012, he served as an independent consultant for various private equity concerns. Prior thereto he served as the President, Asia Pacific, of The Goodyear Tire & Rubber Company from 2004 to 2011. From 2003 to 2004, Mr. Cohade served as the Division Executive Vice President of the Global Water and Beverage division of Danone SA. From 1985 to 2003, Mr. Cohade served in roles of increasing responsibility at Eastman Kodak Co., ultimately serving as the Chairman of Kodak’s Europe, Africa, Middle East and Russia Region. Mr. Cohade serves as a director of Johnson Controls International plc, (a global diversified technology and industrial leader creating intelligent buildings, efficient energy solutions, integrated infrastructure and next generation transportation systems), CEAT Ltd. (one of India’s leading tire manufacturers), Acorn International Inc., (a leading marketing and branding company in China focused on content creation, distribution, and product sales through digital media), and Deutsche Bank China. Mr. Cohade is currently the Chairman of IMA in China, a leading peer group forum for CEOs and senior executives located in China, and is an independent advisor to companies on China, strategy and operations.

Ms. Jenny Hseau-Jean Wang has served as an independent director of our Company since August 25, 2017. Ms. Wang has over 30 years of experience in executive management, finance and business strategy for the Asia Pacific operations of several high-profile multinational organizations. From 2012 to 2013, Ms. Wang served as Senior Vice President for TE Connectivity (formerly Tyco Electronics) where she led China operations with a focus on growth through good corporate governance and strategic positioning. From 2005 to 2012, Ms. Wang led the growth of Goodyear Tire and Rubber Company in Asia, most recently in the role of Vice President, Investment and Business Development, Asia Pacific. From 2004 to 2005, she served as CFO and Vice President of Semiconductor Manufacturing International Company (SMIC), one of the world’s largest semiconductor foundries. From 1993 to 2003, she served in various executive and finance positions for Motorola’s Asia operations. Prior to that, she served as a Tax Manager at Arthur Andersen in the U.S. Ms. Wang is currently focused on community service in youth development and family and business financial planning in China. Ms. Wang has a Bachelor’s degree in Business from Taiwan Providence University, a Master of Science in Accounting from the University of Houston and is a Certified Public Accountant in the US. Ms. Wang is fluent in Mandarin and English.

Mr. Urs P. Zimmerman has served as an independent director of our Company since January 15, 2018. Mr. Zimmermann brings a wealth of expertise and knowledge to his role at Acorn, gained from spending more than 12 years working in multiple countries in Asia. Since April of 2015 he has served as the Senior Director and Country Head of DKSH China, a leading Swiss Market Expansion Service provider with a strong global brand portfolio focused on Asia. From May 2013 to March 2015 Mr. Zimmerman served as Country Head and Interim Manager in Thailand for IngenioCorp Co. Ltd., a logistics and supply chain solutions provider. Prior to that, Mr. Zimmerman held various executive roles in Europe, Africa and the Asia-Pacific Region with some of the world’s leading logistics and supply chain management and healthcare companies. During his time in Asia, he held several Senior Director positions, including Regional CFO Asia in Hong Kong and had the responsibility for business development in several Asian countries. Born and raised in Switzerland, Mr. Zimmermann speaks German, English, French and is proficient in Spanish and Portuguese. He holds a Federal Certificate in Commerce and Administration in Switzerland. He gained his professional qualification through management courses from the International Institute for Management Development (IMD), Lausanne with a focus on business strategy, entrepreneurship, marketing, finance and leadership and holds an executive MBA from the IMD in Lausanne, Switzerland.

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

B. Compensation

Compensation of Directors and Executive Officers

In 2019, the aggregate compensation paid to all of our executive officers and directors was approximately $1.9 million. We did not grant rights to purchase ordinary shares of the Company to any of our directors and executive officers in 2019. No benefits in kind were granted to our executive officers or directors. For information regarding options granted to officers and directors, see “—Share Options.” We do not pay or set aside any amounts for pensions, retirement or other benefits for our officers and directors.

Bonus Program

Mr. Jacob A. Fisch received compensation under a bonus program during 2019. In September 2017, our compensation committee and board of directors approved this bonus program pursuant to which participating executive officers were entitled to bonus compensation upon satisfaction of certain performance objectives or otherwise based on performance as determined at the discretion of the board. Under this program, certain executive officers of the Company can be awarded a cash bonus equal to 100%, 70% and 50% respectively, of each one’s base salary if certain operating targets are achieved, with additional amounts payable at the discretion of the compensation committee and board of directors based on their further assessment of the officers’ performance. Mr. Jacob A. Fisch participates in this program on the basis of his position as the Chief Executive Officer and President of the Company.

Share Options

The Company granted no options to its directors and executive officers in 2019.

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

The functions and powers of our board of directors include, among others:

●	convening shareholders’ meetings and reporting its work to shareholders at such meetings;

●	implementing shareholders’ resolutions;

●	determining our business plans and investment proposals;

●	formulating our profit distribution plans and loss recovery plans;

●	determining our debt and finance policies and proposals for the increase or decrease in our registered capital and the issuance of debentures;

●	formulating our major acquisition and disposition plans, and plans for merger, division or dissolution;

●	proposing amendments to our amended and restated memorandum and articles of association; and

●	exercising any other powers conferred by the shareholders’ meetings or under our amended and restated memorandum and articles of association.

Terms of Directors and Executive Officers

We currently have five directors on our board of directors. Mr. David Leung resigned from our board of directors for personal reasons effective June 15, 2018 in connection with his relocation back to the United States from China. Mr. Urs P. Zimmerman was appointed as a director of the Company effective January 15, 2018 by our board of directors to fill the vacancy created by Mr. Leung’s resignation. Ms. Bethy Jie Wu was appointed to serve as our Vice President, Human Resources on November 17, 2017. She previously served as our Senior Director, Human Resources. Mr. Martin Oneal Key was appointed to serve as our chief financial officer on August 20, 2018. Ms. Lei Li was appointed to serve as the general counsel on August 20, 2018. Our prior vice president and chief financial officer Mr. Geoffrey Gao Weiji left the Company on August 24, 2018. Under our current articles of association, each of our directors will be subject to retirement and reelection at each of our annual general meetings.

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

The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our Company. Our audit committee is responsible for, among other things:

●	selecting the independent auditor and pre-approving auditing and non-auditing services permitted to be performed by the independent auditor;

●	at least annually, obtaining and reviewing the independent auditor’s report describing its internal quality-control procedures, any material issues raised by the most recent internal quality control review, or peer review, of the independent auditors and all relationships between the independent auditors and our Company;

●	setting clear hiring policies for employees or former employees of the independent auditors;

●	reviewing with the independent auditors any audit problems or difficulties the independent auditor may have encountered in the course of its work, and management’s response;

●	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the U.S. securities laws;

●	reviewing and discussing the annual audited financial statements with management and the independent auditors;

●	reviewing and discussing with management and the independent auditors major issues regarding accounting principles and financial statement presentations;

●	reviewing reports prepared by management or the independent auditors relating to significant financial reporting issues and judgments made in connection with the preparation of our financial statements;

●	reviewing with management and the independent auditors the effect of regulatory and accounting initiatives, as well as off- balance sheet structures, on our financial statements;

●	discussing policies with respect to risk assessment and risk management;

●	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;

●	obtaining and timely reviewing reports from the independent auditor regarding all critical accounting policies and practices to be used by our Company, all alternative treatments of financial information within U.S. GAAP that have been discussed with management, and all other material written communications between the independent auditor and management;

●	establishing procedures for the receipt, retention and treatment of complaints received from our employees regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;

●	reviewing and reassessing the adequacy of our audit committee charter at least annually and recommending any changes to our board of directors;

●	meeting separately and periodically with management, the internal auditors and the independent auditors;

●	reporting regularly to the full board of directors; and

●	exercising such other powers and performing such other duties as may from time to time be delegated to the audit committee by our board of directors.

Compensation Committee

Our compensation committee consists of Mr. Eric Haibing Wu, Mr. Pierre E. Cohade and Mr. Urs Paul Zimmermann. Mr. Pierre Cohade is the chairman of our compensation committee. Each of Mr. Wu and Mr. Zimmerman satisfies the “independence” requirements of the NYSE Rules.

Our compensation committee is responsible for, among other things:

●	reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer, evaluating the performance of our chief executive officer in light of those goals and objectives, reporting the results of such evaluation to our board of directors, and determining (either as a committee or with our board of directors) our chief executive officer’s compensation level based on this evaluation;

●	at least annually, reviewing and approving all compensation arrangements with our chief executive officer and our other senior executive officers;

●	reviewing and making recommendations to our board of directors with respect to our compensation for executive officers other than our chief executive officer, incentive-compensation plans and equity-based plans, and overseeing the administration of these plans; and

●	periodically reviewing the compensation of our directors and making recommendations to our board of directors with respect thereto.

Corporate Governance and Nominating Committee

Our corporate governance and nominating committee consists of Ms. Jenny Hseau-Jean Wang, Mr. Eric Haibing Wu and Mr. Pierre E. Cohade. Mr. Pierre Cohade is the chairman of this committee. Each of Ms. Wang and Mr. Wu satisfies the “independence” requirements of the NYSE Rules.

Our corporate governance and nominating committee is responsible for, among other things:

●	identifying and recommending to our board of directors candidates for election or re-election to the board of directors, or for appointment to fill any vacancy;

●	identifying and recommending directors to fill vacancies on any committee of the board of directors; and

●	overseeing our system of corporate governance, including developing and recommending to our board of directors a set of corporate governance guidelines, reviewing and reassessing the adequacy of the guidelines at least annually, and recommending to our board of directors for approval any such changes to the guidelines as the committee believes are appropriate.

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

The NYSE Manual requires U.S. domestic listed companies to have a compensation committee and a nominating/corporate governance committee, each composed entirely of independent directors, which are not required under the Companies Law of the Cayman Islands. Currently, our compensation committee is composed of three members, only two of whom are independent directors. Our nominating and corporate governance committee is composed of three members, only two of whom are independent directors. In addition, the NYSE Manual requires shareholder approval for certain matters, such as requiring that shareholders must be given the opportunity to vote on all equity compensation plans and material revisions to those plans, which is not required under the Cayman Islands law. We intend to comply only with the requirements of Cayman Islands law in determining whether shareholder approval is required.

Please refer to Item 16.G., “Corporate Governance” for further details.

D.	Employees

We have been focusing on enhancing the efficiency and per person productivity of our call center by (i) optimizing the call center to supervisor ratio, and (ii) identifying and retaining highly effective call center salespersons. Meanwhile, we continuously adapt our employee numbers to fit for the changing business scope and scale in all supporting function departments. As of December 31, 2017, 2018 and 2019, we had 128 (excluding 1 part-time employee), 142 and 113 (excluding 8 part-time employees) employees, respectively. The most labor intensive area of operation is our sales and marketing functions, which employed approximately 54.5% of our total employees at the end of 2019.

The following table sets forth the number of our employees categorized by our areas of operation and as a percentage of our total workforce as of December 31, 2019:

	Number of	Percentage
Operations	employees	of total
Supporting Functions (Admin/HR/IT/Financial/Legal)	33	27%
Sales and marketing	66	54.5%
Operational Functions (Inventory/Logistics)	14	11.5%
Management (Chairman’s Office)	7	6%
Internal Audit	1	1%
Total	121	100%

E.	Share Ownership

The following table sets forth information known to us with respect to the beneficial ownership of our ordinary shares, as of March 31, 2020, of:

●	each of our directors and executive officers; and

●	each person known to us to own beneficially more than 5% of our ordinary shares (collectively “Principal Shareholders”).

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table below have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. The percentage of beneficial ownership is based on 51,619,218 ordinary shares outstanding as of March 31, 2020:

	Shares beneficially owned as of
	March 31, 2020
Name Directors and Executive Officers	Number	Percent
Robert W. Roche(1)	40,719,697	78.88%
Eric Haibing Wu	—	—
Ms. Jenny Hseau-Jean Wang	—	—
Urs P. Zimmerman	—	—
Pierre E. Cohade(2)	85,884	0.16%
Jacob A. Fisch(3)	980,000	1.90%
Martin Oneal Key	—	—
Jan Jie Lu	—	—
Bethy Jie Wu	—	—
Lei Li	—	—
All directors and executive officers as a group	41,785,581	80.94%
Principal Shareholders
Bireme Limited(4)	19,999,990	38.75%
Ritsuko Hattori-Roche(5)	38,967,937	75.49%

(1)	includes (i) 87,588 ADSs held by Moore Bay Trust, which is a charitable trust with Mr. Robert W. Roche’s children being the beneficiaries of the remainder, (ii) 129,770 ordinary shares and 993,511 ADSs held by Bireme Limited, which is wholly owned by Mr. Robert W. Roche’s wife, (iii) 77,250 ADSs held by Catalonia LLC, which is owned by Mr. Robert W. Roche’s wife’s trust, and (iv) 13,899,267 ordinary shares and 176,184 ADSs held by Mr. Robert W. Roche’s wife. Mr. Robert W. Roche disclaims ownership of the aforesaid shares.

(2)	includes 65,884 ordinary shares owned by Artemis Ventures Ltd.; Mr. Cohade disclaims beneficial ownership of the 65,884 shares held by Artemis Ventures Ltd., except to the extent of his one percent ownership interest in that entity.

(3)	includes 980,000 ordinary shares owned by TFMPP Holdings Limited Partnership. Mr. Fisch disclaims beneficial ownership of these 980,000 shares, but his wife controls TFMPP Holdings Limited Partnership, and accordingly he may be deemed to have beneficial ownership of these shares.

(4)	includes 129,770 ordinary shares and 993,511 ADSs.

(5)	includes (i) 13,899,267 ordinary shares and 176,184 ADSs held by Ritsuko Hattori-Roche, (ii) 129,770 ordinary shares and 993,511 ADSs held by Bireme Limited which is wholly owned by Ms. Ritsuko Hattori-Roche and (iii) 77,250 ADSs held by Catalonia LLC, which is owned by Ms. Ritsuko Hattori-Roche’s trust.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The information stated in Item 6.E, “Directors, Senior Management and Employees—Share Ownership” is hereby incorporated by reference.

None of our existing shareholders has voting rights that differ from the voting rights of other shareholders.

To our knowledge, as of March 31, 2020, a total of 34,480,219 ordinary shares were held by 42 record holders in the United States, representing approximately 66.8% of our total outstanding shares on an as-converted basis. One of these holders is Citibank, N.A. the depositary of our ADS program, which held 34,473,080 ordinary shares on record, representing approximately 66.8% of our total outstanding shares on record as of March 31, 2020.

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

Contractual Agreements with Affiliated Entities and their Shareholders

Historically, PRC laws and regulations limited foreign ownership of companies that engage in TV informercials and value-added telecommunications service business. Due to these restrictions, we operated such businesses through contractual arrangements with our variable interest entities. We no longer operate the TV informercials business and we currently have a limited portion of our business operated by our variable interest entities. For a description of these contractual arrangements, see “Item 4.C. Information on the Company—Organizational Structure.”

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

In September 2015, we entered into an assignment with Ryecor, pursuant to which Ryecor assigned to us all of its rights and delegated to us all of its obligation in exchange of a cash payment of $3,024,933 to Ryecor and Acorn Composite Corporation, Inc., which is also a company owned by Mr. Roche. The Assigned Contracts were personally guaranteed by Mr. Roche.

The loan matured on August 22, 2018 and we continue to negotiate with the borrower on a repayment plan. The loan continues to be personally guaranteed by Mr. Roche until fully repaid or converted and we believe the loan to be fully collectable.

As of the issuance date of the consolidated financial statements, E-surer has not repaid the loan assigned to Acorn. We continued to accrue interest on the unpaid loan. As of December 31, 2017, 2018 and 2019, the loan advance was $3,587,204, $3,597,392 and $3,754,735 respectively, which includes accrued interest of $183,785, $184,395 and $181,880 in 2017, 2018 and 2019, respectively.

Strategic Cooperation Framework Agreement with Cachet Hotel Group

In November, 2017, we entered into a Strategic Cooperation Framework Agreement with Cachet Hotel Group Limited Cayman L.P. (“Cachet”), an international hospitality branding and management company. It is also part of the Roche Enterprises Limited group of companies. Roche Enterprises Limited is owned by Acorn’s Executive Chairman, Mr. Robert Roche and Mr. Roche is the Executive Chairman and the majority shareholder of Cachet. In addition, Mr. Jacob A. Fisch, Acorn’s Chief Executive Officer is a shareholder and member of the Board of Directors of Cachet. This Strategic Cooperation Framework Agreement is part of Acorn’s growth strategy to leverage its affiliate connections and, to the extent possible, build a stronger relationship with its fellow Roche Enterprises Limited portfolio companies.

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

The Secured Revolving Credit Agreement, as amended, entered into in connection with the Strategic Cooperation Framework Agreement provides a credit facility for Acorn to loan to Cachet up to $15.0 million at an interest rate of 8% per annum for amounts borrowed in USD and 10% for amounts borrowed in RMB, with each drawdown subject to Acorn’s consent in its sole and absolute discretion. The facility has a three-year term with two one-year renewal options. Cachet’s repayment of all loans under the credit facility are personally guaranteed by Mr. Roche. As of December 31, 2019, Acorn had approximately $13.5 million in cash and equivalents earning interest at standard bank rates. The credit facility affords Acorn the opportunity to invest its cash reserves at above market rates and on preferential terms while also allowing it to use such support to strengthen its strategic relationship with Cachet. The largest amount outstanding under this credit facility up to May 22, 2020 was $14.7 million, and the amount outstanding as of May 22, 2020 was $14.7 million.

Arrangement Regarding Shared Services

We entered into an arrangement regarding shared services with Cachet Hotel Group Limited Cayman L.P., or Cachet, thereby forming Roche Enterprises Corporate Services, under which Roche Enterprises Corporate Services will provide or cause its affiliates to provide certain services to Cachet, our Company and potentially other affiliates. The services provided include financial and tax services, legal services, human resource services, administrative services, information and technology services, marketing and branding services. Each of the Company and Cachet will reimburse Roche Enterprises Corporate Services or its affiliates for certain costs in connection with this arrangement.

Inventory Purchase from IS Seafood

Shanghai Acorn Network Technology Development Co., Ltd, or Acorn Network, renewed its Seafood Purchase and Sale Contract with IS Seafood on December 1, 2019 for the period from December 1, 2019 to November 30, 2020. The parties’ previous Seafood Purchase and Sale Contract was effective from December 15, 2017 to November 30, 2019. The partnership includes the appointment of IS Seafood to be the major supplier of imported fresh seafood to Acorn for its Acorn Fresh business.

Before October 2018, we had an insignificant amount of transactions with IS Seafood.

During 2017, 2018 and 2019, we purchased Iceland sourced seafood, such as cod, lobster, halibut and scampi, from IS Seafood in the amounts of $2,656, $495,276 and $1,732,670, respectively, to sell to Chinese consumers via the internet.

As of December 31, 2019, we have made an advance of $1,115,009 to IS Seafood for purchases of Iceland sourced seafood to sell to Chinese consumers via the internet.

Payment Agent Agreement with GA Homes Inc. and 510 W42 Retail LLC

China DRTV, Inc. entered into a series of agreements with GA Homes Inc. and 510 W 42nd Retail LLC, both of which are affiliates of our Chairman Mr. Roche, respectively in 2018. Under these agreement, China DRTV, Inc., agreed to pay the purchase price for certain equipment purchase orders of the aforesaid entities, in consideration of a payment that is equal to 10% of such purchase price. As of April 30, 2020, China DRTV, Inc. has fulfilled all of its obligations under these agreements and has received $400,000 as consideration.

Waiver of Debts

As of the end of 2018, Shanghai HJX Digital Technology Co., Ltd waived the debts owed by Acorn Trade in an aggregate amount of approximately RMB202 million.

As of the end of 2019, Zhuhai Acorn waived the debts owed by Acorn Trade and Shanghai Network in an aggregate amount of approximately RMB4.7 million.

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

In March 2016, Shanghai Acorn Advertising Broadcasting Co., Ltd. filed lawsuits against four advertisement companies, among which, two registered in Beijing, one registered in Xi’an and one registered in Shanghai, respectively, requesting the defendants to repay deposits and advertising fees totaling RMB10,070,750 previously paid by us plus liquidated damages calculated on annual rate of 24%. We also claimed that the defendants should be responsible for paying attorney fees, court filing fees and other relevant expenses. On November 2, 2016, we reached a settlement agreement with one of the advertisement company registered in Beijing, and all the outstanding and due payment owed to us by this company equivalent to RMB 2,164,050 was repaid to us as of November 2016. On November 28, 2016, we obtained final court judgement on our claim against another advertisement company registered in Beijing, the court supported our claim of RMB 2,146,200 against this company, however, the court also supported the counter claim of RMB 1,258,950 raised by this company, therefore this company paid us RMB 887,250 as of April 2017. In the case against the advertisement company registered in Xi’an, we reached a settlement with such defendant on November 2, 2016 and had applied to the court to enforce such settlement agreement. We received the settlement amount of RMB 3.7 million in 2018. In the case against the advertisement company registered in Shanghai, the court supported our claims for the full principal amount of RMB 2,078,500 and damages equal to four times of bank loan interests counting since January 9, 2015 against such defendant. We applied for the enforcement of such payment, but the court ended the forcible enforcement procedure on May 26, 2017 because there was no enforceable assets of the defendant and listed the defendant on the List of Dishonest Parties Subject to Enforcement.

In March 2016, Acorn Trade filed a lawsuit in Shanghai Xuhui District People’s Court against Henan Feifan Electronic Technology Co., Ltd., Mr. Li Dengke and Mr. Nie Yafei, claiming for payment for goods, in a sum of RMB2,319,790, together with the interest of RMB92,792 accrued to it and all relevant attorney fees and costs of preservation. The court has accepted our case and ordered to freeze the defendant’s assets. In February 20, 2017, the judgment issued by Shanghai Xuhui District People’s Court supported the principal amount and damages equal to bank loan interests counting from July 17, 2015 to June 15, 2017. Such payments have been made to the Company in full as of March 2019.

In early 2016, Acorn Trade filed a lawsuit in Shanghai Xuhui District People’s Court against Nanjing Rongchuan Electronic Trade Co., Ltd. and Mr. Sun Shigong, claiming for payment for goods, in a sum of RMB3,228,009, together with the interest of RMB 129,120 accrued and the relevant penalty. On December 22, 2016, the court issued the first-instance judgment which supported all the claims raised by Acorn Trade. The defendants then appealed to Shanghai No.1 Intermediate People’s Court. The second-instance judgment issued  by Shanghai No.1 Intermediate People’s Court on March 22, 2017 affirmed all the claims raised by Acorn Trade. Acorn Trade has applied to the people’s court for a forcible enforcement of the judgment against the defendants  on April 20, 2017, however, due to the reason that no enforceable assets have been identified from the defendants, the court ended the forcible enforcement procedure on August 31, 2017 and listed the defendants on List of Dishonest Parties Subject to Enforcement.

We have in the past been and in the future may again be, the subject of investigation by SAIC.

On July 20, 2016, Shanghai Network received a penalty notice from SAIC, Shanghai Pudong District branch, in which Shanghai Network was required to pay RMB250,000 as a penalty for its alleged non-compliance with certain requirements under PRC Advertising Law. In August 2016, Shanghai Network has paid such penalty in full.

In December 2017, SAIC, Shanghai Qingpu District branch issued two penalty payment notices of RMB1,500 and RMB21,500 respectively to Acorn Trade (Shanghai) Co., Ltd or Acorn Trade and Shanghai Network for the two companies publishing misleading advertisement online. Acorn Trade and Shanghai Network both have paid such penalty in January 2018.

We have in the past been, currently are, and in the future may again be, the subject of claims for contractual disputes, intellectual property right infringement or other claims during our course of business.

In August 2017, Beijing Zhong Wu Xian Display and Demonstration Co., Ltd., or Zhong Wu Xian, filed a lawsuit at the court of Qingpu district, Shanghai against Acorn Trade, claiming for processing and logistics fee of approximately RMB1.72 million with interest based on relevant bank loan rate, and litigation costs of RMB4,040. The court opened for hearing on November 14, 2017. In November 2018, the court issued the first-instance judgment which supported all the claims raised by Zhong Wu Xian. Acorn Trade then appealed to No.2 Intermediate Court. Zhong Wu Xian and Acorn Trade reached a settlement on April 16, 2019. Acorn Trade has paid RMB 1.28 million to Zhong Wu Xian pursuant to the settlement terms in May 2019.

Acorn Trade filed a lawsuit against China Great Wall Technology Group Limited or Great Wall on January 1, 2019 in Xuhui District Court for product defect, seeking compensation of about RMB 2.4 million, and the OEM filed a counter claim against Acorn Trade for outstanding payment of about RMB 230,000. The parties reached settlement pursuant to which Great Wall should return RMB 370,364 to Acorn Trade and China Great Wall paid such settlement in January 2020.

Litigation against certain former directors for their misconduct during their service.

Shareholder Dispute

On December 1, 2016, Acorn International, Inc., or Acorn International, brought a lawsuit against three former directors, namely Andrew Y. Yan, Gordon Xiaogang Wang, and Jing Wang for their misconduct, alleging that three defendants had breached their fiduciary duties and were responsible for alleged misconduct in and/or mismanagement of Acorn international’s business resulting from the wrongful removal of Mr. Roche as Acorn International’s chief executive officer, exposing Acorn international to breach of contract claims, refusing to pursue valuable business opportunities and wrongful termination of certain employees resulting in unnecessary severance costs. The relief sought consisted of (1) initial monetary damage claims comprised of US dollar denominated damages of approximately $26,326,389.76, and Renminbi denominated damages of approximately RMB120,045,222, (2) costs and (3) such further or other relief as the court considers just.

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

Settlement with Mr. Robert W. Roche’s affiliated entities

On May 7, 2017, our board of directors passed a resolution to pay to Acorn Composite Corporation, Inc. and other affiliates of Mr. Robert W. Roche’s (the “Roche Entities”) the sum of $924,757 to extinguish all the claims that Roche Entities previously had against us. As of the date of this annual report, such amount has been fully paid by us.

Dividend Policy

We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. In 2017, we did not declare any dividends. In 2018, we paid a one-time cash dividend on the Company’s ordinary shares of $0.75 per ordinary share. This cash dividend was paid on June 22, 2018 to shareholders of record on June 4, 2018. The aggregate amount of cash dividends paid was approximately $40 million. In May, 2019, our board announced a dividend policy calling for a recurring quarterly dividend of $0.0125 per ordinary share subject to quarterly review, approval and declaration by the board. The aforesaid policy was subsequently suspended in February 2020 due to current business impact and uncertainties concerning the potential longer-term impact of the COVID-19 outbreak on the Company’s e-commerce business. In each of May, September, and December, 2019, our board announced a quarterly dividend of $0.0125 per ordinary share, and the aggregate amount of cash dividends paid in connection therewith was approximately $4,557,934.

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

Current regulations in China permit our PRC subsidiaries to pay dividends to us only out of their respective accumulated distributable profits, if any, determined in accordance with their articles of association and PRC accounting standards and regulations. The ability of these subsidiaries to pay dividends and other payments to us may be restricted by factors that include changes in applicable foreign exchange laws and other laws and regulations. In particular, under Chinese law, these operating subsidiaries may distribute their profits only after the losses incurred in previous accounting years have been offset, and they may only pay dividends after 10% of their net profit has been set aside as reserve funds, unless such reserves have reached at least 50% of their respective registered capital. Such reserve funds may not be distributed as cash dividends. In addition, if any of our PRC operating subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us.

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

People’s Republic of China Taxation

Under the New EIT Law, enterprises organized under the laws of jurisdictions outside China with “de facto management bodies” located within China may be considered PRC tax resident enterprises and therefore subject to PRC enterprise income tax at the rate of 25% on their worldwide income. Further, an enterprise organized under the laws of jurisdictions outside China without “de facto management body” located within China may be deemed a PRC non-resident enterprise that is also subject to PRC enterprise income tax: (i) if such enterprise has established agencies or offices in China, it shall pay the income tax at the rate of 25% on its income (x) earned by such agencies or offices from inside China and (y) outside China but is actually associated with such agencies or office, or at the rate of 20% on its income directly coming from China without any association with its agencies or offices,  (ii) if such enterprises haven’t established agencies or offices in China, it shall pay the income tax at the rate of 20% on its income earned from inside China. The implementation regulations of the New EIT Law define the term “de facto management body” as a management body that exercises substantial and comprehensive control and management authority over the production, operation, personnel, finance and properties of an enterprise. While we do not currently consider our Company or any of our overseas subsidiaries to be either a PRC resident enterprise or a PRC non-resident enterprise, there is a risk that the PRC tax authorities may deem our Company or any of our overseas subsidiaries as either a PRC resident enterprise or a PRC non-resident enterprise, in which case we would be subject to the PRC enterprise income tax at the rate of 25% or 20% on our applicable worldwide income in accordance with the above provisions. If we are deemed to be a PRC tax resident enterprise, any dividends that we pay to our non-PRC enterprise shareholders or ADS holders, as well as gains realized by such shareholders or ADS holders from the transfer of our shares or ADSs, may be regarded as PRC-sourced income and as a result become subject to PRC withholding tax at a rate of 10%. See “Risk Factors—Risks relating to Doing Business in China—Under China’s New EIT Law, we may be classified as a ‘resident enterprise’ of China. Such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.”

 U.S. Federal Income Taxation

This discussion describes certain material U.S. federal income tax consequences to U.S. Holders (as defined below) relating to the purchase, ownership and disposition of our ADSs and ordinary shares. This discussion does not address any aspect of U.S. federal gift or estate tax, or the state, local or non-U.S. tax consequences of an investment in our ADSs and ordinary shares. This discussion does not apply to U.S. Holders who are members of a class of holders subject to special rules, such as:

●	dealers in securities or currencies;

●	traders in securities who elect to use a mark-to-market method of accounting for securities holdings;

●	banks or other financial institutions;

●	insurance companies;

●	tax-exempt organizations;

●	partnerships and other entities treated as partnerships or other pass through entities for U.S. federal income tax purposes or persons holding ADSs and ordinary shares through any such entities;

●	regulated investments companies or real estate investment trusts;

●	persons that hold ADSs and ordinary shares as part of a hedge, straddle, constructive sale, conversion transaction or other integrated investment;

●	persons whose functional currency for tax purposes is not the U.S. dollar;

●	persons liable for alternative minimum tax; or

●	persons who actually or constructively own 10% or more of the total combined voting power of all classes of our shares (including ADSs and ordinary shares) entitled to vote.

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

For purposes of the U.S. federal income tax discussion below, you are a “U.S. Holder” if you beneficially own our ADSs or ordinary shares as capital assets for U.S. federal income tax purposes and are:

●	an individual citizen or resident of the United States for U.S. federal income tax purposes;

●	a corporation, or other entity taxable as a corporation, that was created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

●	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

●	a trust if (a) a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (b) the trust has a valid election in effect to be treated as a U.S. person.

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

We believe we were classified as a PFIC for U.S. federal income tax purposes in the taxable year ended December 31, 2019. Although we intend to conduct our business activities in a manner to reduce the risk of our classification as a PFIC in the future, we currently hold, and expect to continue to hold, a substantial amount of cash and other passive assets, and, because the value of our assets is likely to be determined in large part by reference to the market prices of our ADSs and ordinary shares, which are likely to fluctuate, there can be no assurance that we will not continue to be classified as a PFIC for the 2020 taxable year or any future taxable year.

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

Since we believe we were classified as a PFIC for the 2019 taxable year, we may arrange to provide a PFIC annual information statement (including information for lower tier PFICs) to U.S. Holders upon their request. We may post this 2019 statement on our corporate website in the “Investor Relations” section. Information contained on our website does not constitute a part of this annual report. If not posted on our corporate website, you would have to contact us to make a request. If you decide to make a QEF election, it must be made on or before the due date for filing your U.S. federal income tax return (including extensions) for the 2019 taxable year or the first year to which the QEF election will apply.

You are urged to consult your own tax advisor concerning the making of such a QEF election and in particular with regard to the application of the “excess distribution” rules to you on any gain realized on the disposition or deemed disposition of your ADSs or ordinary shares, regardless of whether we continue to be a PFIC in the year in which you receive an “excess distribution” or dispose of or are deemed to dispose of your ADSs or ordinary shares should you not make the QEF election with respect to the 2019 taxable year.

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

Interest Rate Risk

As of December 31, 2019, we did not have any outstanding borrowing balance. If we borrow money in future periods, we may be exposed to interest rate risk. We believe our exposure to interest rate risk and other relevant market risks is not material.

Inflation

Inflation in China has not materially affected our results of operations in recent years. According to the National Bureau of Statistics of China, the change of consumer price index in China was 1.6%, 2.1% and 2.9% in 2017, 2018 and 2019, respectively.

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

From January 1, 2019 to March 31, 2020, we did not receive any reimbursement from the depositary.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

The rights of securities holders have not been materially modified.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of the end of the period covered by this annual report, Our management, with the participation of our chief executive officer and our chief financial officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) under the Exchange Act) at December 31, 2019. Based on that evaluation, our CEO and CFO concluded that our disclosure controls and procedures were effective as of December 31, 2019.

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

Under the supervision and with the participation of our chief executive officer and chief financial officer, our management conducted an assessment of the effectiveness of internal control over financial reporting as of December 31, 2019 based on the criteria established in Internal Control — Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our management’s assessment, we concluded that our internal control over financial reporting was effective as of December 31, 2019.

Remediation and Changes in Internal Control over Financial Reporting

There have not been any changes in our internal control over financial reporting in the year ended December 31, 2019, which have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	2018	2019
Audit fees(1)	$248,522	$217,644
Audit-related fees(2)	—	—
Tax fees(3)	—	—
All other fees	—	—

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our principal auditors for the assurance and related services. The audit fee for 2018 mainly represents audit and review of financial statements.

(2)	Audit-related fees represent aggregate of fees billed for professional services rendered for the assurance and related services that are not reported under audit fees.

(3)	“Tax fees” includes fees billed for tax consultations.

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

Share Repurchase Program

On December 8, 2015, the board of directors of the Company (the “Board”) approved the implementation of a share buyback plan (“First Prior Plan”).

The Board further approved an adjustment to the First Prior Plan on August 8, 2016, to the effect that the Company may repurchase up to US$4 million worth of its ADSs for a per ADS purchase price not exceeding US$10.00, until the earlier of (i) January 31, 2017; and (ii) the date the aggregate repurchases under the First Prior Plan reached a total of US$4 million.

On February 1, 2017, the Board extended the First Prior Plan for another year, such that the Company was authorized to repurchase up to the remaining portion of the previously authorized US$4 million worth of ADSs, i.e., US$2,071,953.73 worth of its ADSs, for a per ADS purchase price not exceeding US$10.00, with a daily limit of not exceeding the 10b-18 daily max, until the earlier of (i) January 31, 2018; and (ii) the date the aggregate repurchases under the First Prior Plan reach a total of US$4 million.

In March 2017, the Board management temporarily suspended repurchases under the First Prior Plan;

On December 8, 2017, the Board terminated the First Prior Plan and set up a new share buyback plan (the “Second Prior Plan”) on the following terms: (i) the Company may repurchase up to US$2 million worth of ADSs for a per ADS purchase price not exceeding US$22.00, with a daily limit not to exceed the 10b-18 daily max, until the earlier of (i) December 31, 2018; and (ii) the date the aggregate repurchases under the Second Prior Plan reach a total of US$2 million worth of ADSs.

The Second Prior Plan was terminated on November 1, 2018 when the aggregate repurchases thereunder reached a total of US$2 million worth of ADSs. Under the Second Prior Plan, we repurchased an aggregate of 100,342 ADSs, representing 2,006,840 underlying ordinary shares, on the open market for total cash consideration of approximately $2 million. The repurchased ADSs are currently held by our subsidiary China DRTV as treasury stock.

On May 4, 2020, the Company started to execute a new share buyback plan (the “Current Plan”) approved by the Board on the following terms: the Company may repurchase up to US$2.5 million worth of ADSs, with a daily limit not to exceed the 10b-18 daily max, until the earlier to occur of (i) May 4, 2021; and (ii) the date the aggregate repurchases under the Current Plan reach a total of US$2.5 million worth of ADSs.

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

As a foreign private issuer with shares listed on the NYSE, we are subject to corporate governance requirements imposed by the NYSE. Under Section 303A of the NYSE’s Listed Company Manual, NYSE listed non-US companies may, in general, follow their home country corporate governance practices in lieu of some of the NYSE corporate governance requirements. We are committed to a high standard of corporate governance. As such, we endeavor to comply with most of the NYSE corporate governance practices. However, the following are the ways in which our current corporate governance practices differ from NYSE corporate governance requirements since the laws of Cayman Islands do not require such compliance:

●	Our corporate governance and nominating committee of our board of directors is not comprised entirely of independent directors.

●	Our compensation committee of our board of directors is not comprised entirely of independent directors.

●	The NYSE Manual requires shareholder approval for certain matters, such as requiring that shareholders must be given the opportunity to vote on all equity compensation plans and material revisions to those plans, which is not required under the Cayman Islands law. We intend to comply with the requirements of Cayman Islands law only in determining whether shareholder approval is required.

We may in the future determine to voluntarily comply with one or more of the foregoing provisions as required by NYSE’s Listed Company Manual.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report.

ITEM 19.	EXHIBITS

EXHIBITS INDEX

Exhibit
Number	Description
1.1	Amended and Restated Memorandum and Articles of Association of Acorn International, Inc. (incorporated by reference to Exhibit 3.2 of the Company’s Registration Statement on F-1 registration (File No. 333-141860), as amended, initially filed with the Securities and Exchange Commission on April 3, 2007), as amended by shareholder resolutions (incorporated by reference to Proposal 4 in the Proxy Statement filed as Exhibit 99.2 of the Company’s Form 6-K filed with the Securities and Exchange Commission on October 16, 2015)

2.1	Specimen American Depositary Receipt (included in Exhibit 2.33)

2.2	Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 of the Company’s Registration Statement on F-1 registration (File No. 333-141860), as amended, initially filed with the Securities and Exchange Commission on April 27, 2007)

2.33	Form of Deposit Agreement among Acorn International, Inc., Citibank, N.A., and holders and beneficial owners of American Depositary Shares issued thereunder (incorporated by reference to the Company’s Registration Statement on Form F-6 (File No. 333-142177), which was filed with the Securities and Exchange Commission with respect to American depositary shares representing ordinary shares on April 17, 2007)

4.1	Form of Indemnification Agreement with the directors of Acorn International, Inc. (incorporated by reference to Exhibit 10.3 of the Company’s Registration Statement on F-1 registration (File No. 333-141860), as amended, initially filed with the Securities and Exchange Commission on April 3, 2007)

4.2	Form of Employment Agreement of Acorn International, Inc. (incorporated by reference to Exhibit 10.4 of the Company’s Registration Statement on F-1 registration (File No. 333-141860), as amended, initially filed with the Securities and Exchange Commission on April 3, 2007)

4.3	Loan Agreement undated, by and among Acorn Trade (Shanghai) Co., Ltd., Kuan Song and Pan Zong (incorporated by reference to Exhibit 4.5 of the Company’s annual report on Form 20-F, filed with the Securities and Exchange Commission on May 16, 2016)

4.4	Exclusive Technical Service Agreement undated, by and between Acorn Trade (Shanghai) Co., Ltd. and Beijing HJX Technology Development Co., Ltd. (incorporated by reference to Exhibit 4.6 of the Company’s annual report on Form 20-F, filed with the Securities and Exchange Commission on May 16, 2016)

4.5	Operation and Management Agreement undated, by and among Acorn Trade (Shanghai) Co., Ltd., Beijing HJX Technology Development Co., Ltd., Kuan Song and Pan Zong (incorporated by reference to Exhibit 4.7 of the Company’s annual report on Form 20-F, filed with the Securities and Exchange Commission on May 16, 2016)

4.6	Equity Pledge Agreement undated, by and among Acorn Trade (Shanghai) Co., Ltd., Kuan Song and Pan Zong in connection with shares of Beijing HJX Technology Development Co., Ltd. (incorporated by reference to Exhibit 4.8 of the Company’s annual report on Form 20-F, filed with the Securities and Exchange Commission on May 16, 2016)

4.7	Exclusive Purchase Agreement undated, by and among Acorn Trade (Shanghai) Co., Ltd., Kuan Song, Pan Zong and Beijing HJX Technology Development Co., Ltd. (incorporated by reference to Exhibit 4.9 of the Company’s annual report on Form 20-F, filed with the Securities and Exchange Commission on May 16, 2016)

4.8	Power of Attorney undated, issued by Kuan Song and Pan Zong in favor of a designee of Acorn Trade (Shanghai) Co., Ltd. in connection with Beijing HJX Technology Development Co., Ltd. (incorporated by reference to Exhibit 4.10 of the Company’s annual report on Form 20-F, filed with the Securities and Exchange Commission on May 16, 2016)

4.9	Termination Agreement undated, by and among Shanghai HJX Digital Technology Co., Ltd., Kuan Song, Pan Zong, Beijing HJX Technology Development Co., Ltd., Acorn Trade (Shanghai) Co., Ltd. and Weiji Gao in connection with the termination of prior contractual arrangements regarding Beijing HJX Technology Development Co., Ltd. (incorporated by reference to Exhibit 4.11 of the Company’s annual report on Form 20-F, filed with the Securities and Exchange Commission on May 16, 2016)

4.10	Letter of Consent undated, issued by Kai Wang (incorporated by reference to Exhibit 4.12 of the Company’s annual report on Form 20-F, filed with the Securities and Exchange Commission on May 16, 2016)

4.11	Loan Agreement dated May 27, 2015, by and among Acorn Information Technology (Shanghai) Co., Ltd., Kuan Song and Pan Zong (incorporated by reference to Exhibit 4.13 of the Company’s annual report on Form 20-F, filed with the Securities and Exchange Commission on May 16, 2016)

4.12	Exclusive Technical Service Agreement dated May 27, 2015, by and between Acorn Information Technology (Shanghai) Co., Ltd. and Beijing Acorn Trade Co., Ltd. (incorporated by reference to Exhibit 4.14 of the Company’s annual report on Form 20-F, filed with the Securities and Exchange Commission on May 16, 2016)

4.13	Operation and Management Agreement dated May 27, 2015, by and among Acorn Information Technology (Shanghai) Co., Ltd., Beijing Acorn Trade Co., Ltd., Kuan Song and Pan Zong (incorporated by reference to Exhibit 4.15 of the Company’s annual report on Form 20-F, filed with the Securities and Exchange Commission on May 16, 2016)

4.14	Equity Pledge Agreement dated May 27, 2015, by and among Acorn Information Technology (Shanghai) Co., Ltd., Kuan Song and Pan Zong in connection with shares of Beijing Acorn Trade Co., Ltd. (incorporated by reference to Exhibit 4.16 of the Company’s annual report on Form 20-F, filed with the Securities and Exchange Commission on May 16, 2016)

4.15	Exclusive Purchase Agreement dated May 27, 2015, by and among Acorn Information Technology (Shanghai) Co., Ltd., Kuan Song, Pan Zong and Beijing Acorn Trade Co., Ltd. (incorporated by reference to Exhibit 4.17 of the Company’s annual report on Form 20-F, filed with the Securities and Exchange Commission on May 16, 2016)

4.16	Power of Attorney dated May 27, 2015, issued by Kuan Song and Pan Zong in favor of a designee of Acorn Information Technology (Shanghai) Co., Ltd. in connection with Beijing Acorn Trade Co., Ltd. (incorporated by reference to Exhibit 4.18 of the Company’s annual report on Form 20-F, filed with the Securities and Exchange Commission on May 16, 2016)

4.17	Termination Agreement dated May 27, 2015, by and among Acorn Information Technology (Shanghai) Co., Ltd., Dongjie Yang, Weiguo Ge, Beijing Acorn Trade Co., Ltd., Kuan Song and Pan Zong in connection with the termination of prior contractual arrangements regarding Beijing Acorn Trade Co., Ltd. (incorporated by reference to Exhibit 4.19 of the Company’s annual report on Form 20-F, filed with the Securities and Exchange Commission on May 16, 2016)

4.18	Letter of Consent dated May 27, 2015, issued by Kai Wang (incorporated by reference to Exhibit 4.20 of the Company’s annual report on Form 20-F, filed with the Securities and Exchange Commission on May 16, 2016)

4.19	Loan Agreement dated May 27, 2015, by and among Acorn Information Technology (Shanghai) Co., Ltd., Kuan Song and Pan Zong (incorporated by reference to Exhibit 4.21 of the Company’s annual report on Form 20-F, filed with the Securities and Exchange Commission on May 16, 2016)

4.20	Exclusive Technical Service Agreement dated May 27, 2015, by and between Acorn Information Technology (Shanghai) Co., Ltd. and Shanghai Acorn Network Technology Development Co., Ltd. (incorporated by reference to Exhibit 4.22 of the Company’s annual report on Form 20-F, filed with the Securities and Exchange Commission on May 16, 2016)

4.21	Operation and Management Agreement dated May 27, 2015, by and among Acorn Information Technology (Shanghai) Co., Ltd., Shanghai Acorn Network Technology Development Co., Ltd., Kuan Song and Pan Zong (incorporated by reference to Exhibit 4.23 of the Company’s annual report on Form 20-F, filed with the Securities and Exchange Commission on May 16, 2016)

4.22	Equity Pledge Agreement dated May 27, 2015, by and among Acorn Information Technology (Shanghai) Co., Ltd., Kuan Song and Pan Zong in connection with shares of Shanghai Acorn Network Technology Development Co., Ltd. (incorporated by reference to Exhibit 4.24 of the Company’s annual report on Form 20-F, filed with the Securities and Exchange Commission on May 16, 2016)

4.23	Exclusive Purchase Agreement dated May 27, 2015, by and among Acorn Information Technology (Shanghai) Co., Ltd., Kuan Song, Pan Zong and Shanghai Acorn Network Technology Development Co., Ltd. (incorporated by reference to Exhibit 4.25 of the Company’s annual report on Form 20-F, filed with the Securities and Exchange Commission on May 16, 2016)

4.24	Power of Attorney dated May 27, 2015, issued by Kuan Song and Pan Zong in favor of a designee of Acorn Information Technology (Shanghai) Co., Ltd. in connection with Shanghai Acorn Network Technology Development Co., Ltd. (incorporated by reference to Exhibit 4.26 of the Company’s annual report on Form 20-F, filed with the Securities and Exchange Commission on May 16, 2016)

4.25	Termination Agreement dated May 27, 2015, by and among Acorn Information Technology (Shanghai) Co., Ltd., Dongjie Yang, Weiguo Ge, Shanghai Acorn Network Technology Development Co., Ltd., Kuan Song and Pan Zong in connection with the termination of prior contractual arrangements regarding Shanghai Acorn Network Technology Development Co., Ltd. (incorporated by reference to Exhibit 4.27 of the Company’s annual report on Form 20-F, filed with the Securities and Exchange Commission on May 16, 2016)

4.26	Letter of Consent dated May 27, 2015, issued by Kai Wang (incorporated by reference to Exhibit 4.28 of the Company’s annual report on Form 20-F, filed with the Securities and Exchange Commission on May 16, 2016)

4.27	Settlement Agreement between the Company, Acorn Composite Corporation, Inc. and Robert W. Roche (incorporated by reference to Exhibit 4.37 of the Company’s annual report on Form 20-F, filed with the Securities and Exchange Commission on May 16, 2016)

4.28	Transitional Services and Separation Agreement between Mr. Don Dongjie Yang, the Company and D.Y. Capital Inc. dated May 27, 2015 (incorporated by reference to Exhibit 4.38 of the Company’s annual report on Form 20-F, filed with the Securities and Exchange Commission on May 16, 2016)

4.29	Form of Employment Agreement with Management (incorporated by reference to Exhibit 4.39 of the Company’s annual report on Form 20-F, filed with the Securities and Exchange Commission on May 16, 2016)

4.30	Deed of Settlement by and among the Company, Roche Enterprises Ltd., Mr. Andrew Yan, Gordon Xiaogang Wang, and Jing Wang, and SB Asia Investment Fund II L.P., dated July 28, 2017 (incorporated by reference to Exhibit 4.38 of the Company’s annual report on Form 20-F, filed with the Securities and Exchange Commission on May 15, 2018)

4.31	Strategic Cooperation Framework Agreement between the Company and Cachet Hotel Group Limited Cayman L.P., dated November 20, 2017 (incorporated by reference to Exhibit 4.39 of the Company’s annual report on Form 20-F, filed with the Securities and Exchange Commission on May 15, 2018)

4.32[1]	Share sale and purchase agreement between China DRTV, Inc. and Hong Kong Red Star Macalline Universal Home Furnishings Limited, dated March 28, 2018 (incorporated by reference to Exhibit 4.40 of the Company’s annual report on Form 20-F, filed with the Securities and Exchange Commission on May 15, 2018)

8.1	List of Subsidiaries

11.1	Code of Business Conduct and Ethics of Acorn (incorporated by reference to Exhibit 99.1 of the Company’s Registration Statement on F-1 registration (File No. 333-141860), as amended, initially filed with the Securities and Exchange Commission on April 3, 2007)

12.1	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

[1]	Certain schedules to the Share Sale and Purchase Agreement have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The registrant agrees to provide a copy of all omitted schedules to the Commission upon request.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ACORN INTERNATIONAL, INC.

/s/ Jacob A. Fisch
Name: Jacob A. Fisch
Title: Chief Executive Officer

Date: June 3, 2020

ACORN INTERNATIONAL, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF

ACORN INTERNATIONAL, INC.

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of Acorn International, Inc. and its subsidiaries and variable interest entities (the “Company”) as of December 31, 2018 and 2019, and the related consolidated statements of operations, comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2019, and the related notes and financial statement schedules (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Change in accounting principle

As discussed in Note 2 to the consolidated financial statements, the Company has changed its method of accounting for operating leases as of January 1, 2019 due to the adoption of Accounting Standards Update (“ASU”) 2016-02, Leases (Topic 842).

Basis for opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Shanghai, China

June 3, 2020

ACORN INTERNATIONAL, INC.

CONSOLIDATED BALANCE SHEETS

(In US dollars, except share data)

	December 31,
	2018	2019

Assets
Current assets:
Cash and cash equivalents	$20,143,783	$13,461,368
Restricted cash	76,243	75,543
Accounts receivable, net of allowance for doubtful accounts of $4,023,663 and $551,195 as of December 31, 2018 and 2019, respectively	3,520,440	3,611,177
Inventory, net	1,590,319	3,042,762
Other prepaid expenses and current assets	7,339,525	5,997,033
Advance to related party supplier	596,575	1,115,009
Loan receivable	3,597,392	3,754,735
Current portion of loan to related party	—	14,804,052
Held-for-sale assets	2,881,370	468,191
Assets to be abandoned	579,644	116,559
Total current assets	40,325,291	46,446,429
Property and equipment, net	660,157	559,964
Available-for-sale securities	38,858,216	25,681,848
Loan to related party	10,050,054	—
Deferred tax assets, net	—	4,997,111
Rights of use assets, net	—	1,785,194
Other long-term assets	243,236	693,518

Total assets	$90,136,954	$80,164,064
Liabilities and equity
Current liabilities:
Accounts payable	$2,057,539	$3,172,263
Dividend payable	174,658	133,405
Accrued expenses and other current liabilities	12,726,641	6,564,390
Current operating lease liabilities	—	881,349
Income taxes payable	2,096,987	1,648,520
Deferred revenue	174,826	68,798
Liabilities to be abandoned	272,428	222,578
Total current liabilities	17,503,079	12,691,303
Deferred tax liability, net	630,574	—
Non-current operating lease liabilities	—	1,032,645

Total liabilities	18,133,653	13,723,948

Commitments and contingencies (Note 16)
Equity:
Acorn International, Inc. shareholders’ equity:
Ordinary shares ($0.01 par value; 100,000,000 shares authorized 91,884,402 and 91,884,402 shares issued and 51,619,218 and 51,619,218 shares outstanding as of December 31, 2018 and 2019, respectively)	918,844	918,844
Additional paid-in capital	121,962,650	117,445,969
Accumulated deficits	(79,399,389)	(69,563,158)
Accumulated other comprehensive income	56,507,394	45,635,771
Treasury stock, at cost (40,265,184 and 40,265,184 shares as of December 31, 2018 and 2019, respectively)	(28,320,324)	(28,320,324)

Total Acorn International, Inc. shareholders’ equity	71,669,175	66,117,102
Non-controlling interests	334,126	323,014

Total equity	72,003,301	66,440,116

Total liabilities and equity	$90,136,954	$80,164,064

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

	December 31,
	2018	2019

Assets of consolidated VIEs:
Current assets:
Cash and cash equivalents	$2,516,248	$6,284,218
Restricted cash	76,243	75,543
Accounts receivable, net of allowance for doubtful accounts of $242,767 and $4,538 as of December 31, 2018 and 2019, respectively	33,178	447,714
Inventory, net	326,734	2,289,116
Other prepaid expenses and current assets	2,171,913	3,059,649
Held-for-sale assets	159,573	—
Assets to be abandoned	296,658	18,359
Total current assets	5,580,547	12,174,599
Property and equipment, net	539,145	430,835
Deferred tax assets, net	406,129	3,872,076
Rights of use lease assets, net	—	1,062,965
Total assets of consolidated VIEs	$6,525,821	$17,540,475

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

	December 31,
	2018	2019

Liabilities of consolidated VIEs:
Current liabilities:
Accounts payable	$328,265	$2,012,762
Accrued expenses and other current liabilities	589,506	1,705,115
Income taxes payable	435,100	468,021
Deferred revenue	174,826	68,798
Current operating lease liabilities	—	574,201
Liabilities to be abandoned	2,854	107,726
Total current liabilities	1,530,551	4,936,623
Non-current operating liabilities	—	576,593
Total liabilities of consolidated VIEs	$1,530,551	$5,513,216

The accompanying notes are an integral part of these consolidated financial statements.

ACORN INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In US dollars, except share data)

	For the years ended December 31,
	2017	2018	2019

Revenues:
Direct sales, net	$15,866,782	$20,297,424	$31,658,751
Distribution sales, net	1,200,247	4,789,845	5,825,742

Total revenues, net	17,067,029	25,087,269	37,484,493

Cost of revenues:
Direct sales	3,963,203	5,080,307	8,565,312
Distribution sales	596,823	1,550,081	1,910,990

Total cost of revenues	4,560,026	6,630,388	10,476,302

Gross profit	12,507,003	18,456,881	27,008,191

Operating (expenses) income
Advertising expenses	(1,725,940)	(1,290,527)	(2,438,131)
Other selling and marketing expenses	(6,980,009)	(9,513,317)	(15,740,742)
General and administrative expenses	(9,036,971)	(7,132,340)	(9,316,541)
Other operating income, net	1,473,055	2,136,263	6,033,728

Total operating expenses	(16,269,865)	(15,799,921)	(21,461,686)

(Loss) income from continuing operations	(3,762,862)	2,656,960	5,546,505
Interest expense	—	(95)	—
Interest income	533,622	400,439	295,294
Other income (expenses), net	11,638,843	32,564,328	3,185,154

Income from continuing operations before income taxes and equity in losses of affiliates	8,409,603	35,621,632	9,026,953
Income tax benefit (expense)	7,892,169	(3,183,749)	1,973,691
Income from continuing operations before equity in losses of affiliates	16,301,772	32,437,883	11,000,644

Discontinued operations:
Loss from discontinued operations	(3,921,926)	(990,235)	(1,061,087)
Loss from discontinued operations before equity in losses of affiliates	(3,921,926)	(990,235)	(1,061,087)

Equity in losses of affiliates	—	(324,900)	(109,102)

Net income	12,379,846	31,122,748	9,830,455
Net loss attributable to non-controlling interests	(4,457)	(4,436)	(5,776)

Net income attributable to Acorn International, Inc.	$12,384,303	$31,127,184	$9,836,231
Income per ordinary share:
Basic and diluted	$0.19	$0.60	$0.19
—Continuing operations	0.25	0.62	0.21
—Discontinued operations	(0.06)	(0.02)	(0.02)
Shares used in calculating income per ordinary share:
Basic and diluted	65,836,869	52,546,325	51,619,218

Includes share-based compensation related to:
General and administrative expenses	$25,000	$—	$—

The accompanying notes are an integral part of these consolidated financial statements.

ACORN INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(In US dollars, except share data)

	For the years ended December 31,
	2017	2018	2019

Net income	$12,379,846	$31,122,748	$9,830,455
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	11,167,377	(988,967)	(1,008,346)
Net unrealized loss of available-for-sale securities, net of tax of $(10,347,637), $(1,163,160) and $(3,307,755) in 2017, 2018 and 2019, respectively	(31,042,912)	(3,489,480)	(9,868,613)

Comprehensive income (loss)	(7,495,689)	26,644,301	(1,046,504)
Comprehensive income (loss) attributable to non-controlling interest	16,307	(21,314)	(11,112)

Comprehensive income (loss) attributable to Acorn International, Inc.	(7,511,996)	26,665,615	(1,035,392)

The accompanying notes are an integral part of these consolidated financial statements.

ACORN INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In US dollars, except share data)

	Acorn International, Inc. shareholders’ equity
	Ordinary shares		Additional paid-in	Accumulated	Accumulated other comprehensive	Treasury stock, at cost			Non-controlling	Total
	Shares	Amount	capital	deficits	income	Shares	Amount	Total	interests	equity
Balance at January 1, 2017	91,818,518	$918,185	$161,938,330	$(122,910,876)	$80,865,261	(16,411,643)	$(21,640,346)	$99,170,554	$339,133	$99,509,687
Net income (loss)	—	—	—	12,384,303	—	—	—	12,384,303	(4,457)	12,379,846
Foreign currency translation adjustments	—	—	(1)	—	11,146,614	—	—	11,146,613	20,764	11,167,377
Net unrealized loss of available-for-sale securities	—	—	—	—	(31,042,912)	—	—	(31,042,912)	—	(31,042,912)
Exercise of restricted share units	65,884	659	(659)	—	—	—	—	—	—	—
Share-based compensation expenses	—	—	25,000	—	—	—	—	25,000	—	25,000
Share buy-back	—	—	—	—	—	(21,869,949)	(4,694,950)	(4,694,950)	—	(4,694,950)

Balance at December 31, 2017	91,884,402	$918,844	$161,962,670	$(110,526,573)	$60,968,963	(38,281,592)	$(26,335,296)	$86,988,608	$355,440	$87,344,048
Net income (loss)	—	—	—	31,127,184	—	—	—	31,127,184	(4,436)	31,122,748
Dividend appropriation	—	—	(40,000,020)	—	—	—	—	(40,000,020)	—	(40,000,020)
Foreign currency translation adjustments	—	—	—	—	(972,089)	—	—	(972,089)	(16,878)	(988,967)
Net unrealized loss of available-for-sale securities	—	—	—	—	(3,489,480)	—	—	(3,489,480)	—	(3,489,480)
Share buy-back	—	—	—	—	—	(1,983,592)	(1,985,028)	(1,985,028)	—	(1,985,028)

Balance at December 31, 2018	91,884,402	$918,844	$121,962,650	$(79,399,389)	$56,507,394	(40,265,184)	$(28,320,324)	$71,669,175	$334,126	$72,003,301
Net income (loss)	—	—	—	9,836,231	—	—	—	9,836,231	(5,776)	9,830,455
Dividend appropriation	—	—	(4,516,681)	—	—	—	—	(4,516,681)	—	(4,516,681)
Foreign currency translation adjustments	—	—	—	—	(1,003,010)	—	—	(1,003,010)	(5,336)	(1,008,346)
Net unrealized loss of available-for-sale securities	—	—	—	—	(9,868,613)	—	—	(9,868,613)	—	(9,868,613)
Balance at December 31, 2019	91,884,402	$918,844	$117,445,969	$(69,563,158)	$45,635,771	(40,265,184)	$(28,320,324)	$66,117,102	$323,014	$66,440,116

The accompanying notes are an integral part of these consolidated financial statements.

ACORN INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In US dollars, except share data)

	For the years ended December 31,
	2017	2018	2019

Operating activities:
Income from continuing operations	$16,301,772	$32,112,983	$10,891,542
Adjustments to reconcile net income to net cash used in operating activities:
Share-based compensation	25,000	—	—
Equity in losses of affiliates	—	324,900	109,102
Bad debt expense (recoveries)	149,858	372,272	(25,974)
Inventory write-downs (reversals)	(147,804)	23,299	19,683
Depreciation and amortization	1,232,393	871,189	167,189
Loss from disposal of equipment and other long-term assets	151,397	82,805	—
Deferred income taxes	(7,848,378)	(397,477)	(2,501,381)
Interest on convertible loan receivable	(183,785)	(184,395)	(181,880)
Interest on loan to related party	—	(578,896)	(1,259,941)
Gains on disposal of available-for-sale securities	(11,845,796)	(960)	—
Gains on disposal of held-for-sales assets and subsidiaries	—	(32,503,096)	(5,303,626)
Other	—	—	137,029
Changes in operating assets and liabilities:
Accounts receivable	(835,842)	(2,486,954)	(53,844)
Inventory	2,456,821	(227,339)	(1,566,701)
Prepaid advertising expenses	10,747	—	—
Other prepaid expenses and current assets	(1,228,770)	(1,802,105)	(115,736)
Other long-term assets	—	—	(31,448)
Accounts payable	(521,269)	(21,815)	1,188,510
Accrued expenses and other current liabilities	(456,584)	(558,951)	(1,075,808)
Income taxes payable	(3,327,743)	1,844,566	(434,465)
Deferred revenue	131,483	(337,183)	(106,028)
Net cash used in operating activities	$(5,936,500)	$(3,467,157)	$(143,777)

Investing activities:
Purchase of property and equipment	(337,635)	(98,290)	(137,914)
Proceeds from disposal of equipment	11,452	1,204	41,170
Proceeds from disposal of held-for-sale assets and subsidiaries	—	47,530,540	3,855,122
Interest on loan to related party	—	553,938	1,259,941
Disbursement of loan to related party	(3,628,415)	(6,247,432)	(4,778,956)
Purchase of other long-term assets	7,741	(181,101)	(422,773)
Proceeds from disposal of available-for-sale securities	11,845,796	1,038	—
Proceeds from advance from third party for sale of assets	—	5,099,365	—
Net cash provided by (used in) investing activities	$7,898,939	$46,659,262	$(183,410)

The accompanying notes are an integral part of these consolidated financial statements

ACORN INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

(In US dollars, except share data)

	For the years ended December 31,
	2017	2018	2019

Financing activities:
Repurchase of ordinary shares	(4,694,950)	(1,985,028)	—
Disbursement of dividend	—	(39,825,362)	(4,557,934)
Net cash used in financing activities	$(4,694,950)	$(41,810,390)	$(4,557,934)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	$1,251,812	$(1,583,891)	$(1,148,341)

Cash flows from discontinued operations:
Operating activities	(2,989,951)	(670,276)	(649,825)
Investing activities	(9,273)	(5,407)	172
Financing activities	—	—	—
Net cash flows used in discontinued operations	(2,999,224)	(675,683)	(649,653)

Net decrease in cash, cash equivalents and restricted cash	$(4,479,923)	$(877,859)	$(6,683,115)
Cash, cash equivalents and restricted cash at the beginning of the year	25,577,808	21,097,885	20,220,026
Cash, cash equivalents and restricted cash at the end of the year	$21,097,885	$20,220,026	$13,536,911

Supplemental disclosure of cash flow information:
Income taxes paid	$3,512,489	$1,745,993	$902,469
Interest paid	$—	$—	$—

Supplemental disclosure of non-cash investing and financing activities:
Receivable from sale of non-core assets and subsidiaries	$—	$2,443,404	$1,508,956

The accompanying notes are an integral part of these consolidated financial statements.

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In US dollars, except share data, unless otherwise stated)

1. Organization and principal activities

Acorn International, Inc. was incorporated in Cayman Islands on December 20, 2005.

Acorn International and its subsidiaries and variable interest entities (“VIEs”) (collectively, “Acorn International” or the “Company”) is an integrated multi-platform marketing company in the People’s Republic of China (“PRC”) which develops, promotes and sells products. The Company’s two primary sales platforms are direct sales and a nationwide distribution network. Direct sales platforms include an outbound marketing platform (which until early 2015 included television (“TV”) direct sales and until middle 2019 included call center direct sales) and an Internet sales platform. Nationwide distribution network includes an offline distribution network through late 2019, and on-going e-commerce distribution through major e-commerce platforms in China.

Consolidated subsidiaries and changes to consolidated subsidiaries

As of December 31, 2019, the consolidated subsidiaries of Acorn International were as follows:

Name of subsidiaries	Percentage of ownership	Date of registration	Place of registration
China DRTV, Inc. (“China DRTV”)	100%	March 4, 2004	BVI
Smooth Profit Limited (“Smooth Profit”)	100%	September 18, 2007	BVI
MK AND T Communications Limited (“MK AND T”)	100%	October 27, 1998	Hong Kong
Shanghai Acorn Advertising Broadcasting Co., Ltd. (“Shanghai Advertising”)	100%	August 19, 2004	PRC
Acorn International Electronic Technology (Shanghai) Co., Ltd. (“Acorn Electronic”)	100%	August 23, 2004	PRC
Acorn Information Technology (Shanghai) Co., Ltd. (“Acorn Information”)	100%	August 27, 2004	PRC
Beijing Acorn Youngleda Oxygen Generating Co., Ltd. (“Beijing Youngleda”)	100%	October 20, 2004	PRC
YiyangYukang Communication Equipment Co., Ltd. (“YiyangYukang”)	100%	November 29, 2005	PRC
Zhongshan Meijin Digital Technology Co., Ltd. (“ZhongshanMeijin”)	75%	February 13, 2007	PRC
Acorn Trade (Shanghai) Co., Ltd. (“Acorn Trade”)	100%	December 13, 2007	PRC
Wuxi Acorn Enterprise Management Consulting Co., Ltd. (“Wuxi Acorn”)	100%	January 29, 2010	PRC
Acorn Media Group Limited (“Acorn Media”)	100%	June 1, 2018	BVI

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

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

In June 2019, Beijing HJZX Software Technology Development Co., Ltd., a previously consolidated subsidiary of the Company, was deregistered.

Acorn has entered into an equity transfer agreement to sell 100% of the equity interests in its wholly-owned subsidiary, Zhuhai Acorn Electronic Technology Co., Ltd. (“Zhuhai Acorn”), which is engaged in oxygen-generating products business, to an unrelated third-party on November 8, 2019, for a base purchase price of US$1,450,000 subject to working capital adjustment. The sale was completed in December 2019.

VIE Arrangements

As of December 31, 2019, the variable interest entities of Acorn International were as follows:

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

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

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

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

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

The Company believes that the current ownership structure and the contractual arrangements that Acorn Information and Acorn Trade entered into with the consolidated VIEs and their equity owners are in compliance with existing PRC laws and regulations. The contractual arrangements among Acorn Information and each of Beijing Acorn and Shanghai Network and their shareholders, Acorn Trade and Beijing HJX and their shareholders are valid, binding and enforceable. However, there are uncertainties regarding the interpretation and application of current and future PRC laws and regulations. The PRC competent regulatory authorities may take a view in the future that is contrary to the opinions of the Company’s PRC legal counsel. If the current agreements that establish the structure for conducting the Company’s PRC direct sales business and internet interactive service were found to be in violation of existing or future PRC laws or regulations, the Company may be required to restructure its ownership structure and direct sales and internet interactive service operations in the PRC to comply with PRC laws and regulations, which may affect the Company’s financial position and cash flows related to these VIE structures. In addition, there are uncertainties in the PRC legal system that could limit the Company’s ability to enforce these contractual agreements in the event that the consolidated VIEs or their shareholders fail to meet their contractual obligations. If the legal structure and contractual arrangements were found to be in violation of PRC laws and regulations, the PRC government could:

●	revoke the business and operating licenses of the Company’s PRC subsidiaries and VIEs;

●	discontinue or restrict the operations of any related-party transactions among the Company’s PRC subsidiaries and VIEs;

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In US dollars, except share data, unless otherwise stated)

1. Organization and principal activities—(Continued)

VIE Arrangements—(Continued)

●	limit the Company’s business expansion in the PRC by way of entering into contractual arrangements;

●	impose fines or other requirements with which the Company’s PRC subsidiaries may not be able to comply;

●	require the Company or the Company’s PRC subsidiaries to restructure the relevant ownership structure or operations; or

●	restrict or prohibit the Company’s use of the proceeds of the additional public offering to finance the Company’s business and operations in the PRC.

The Company’s ability to conduct its business may be negatively affected if the PRC government were to carry out any of the aforementioned actions. As a result, the Company may not be able to consolidate the VIEs in its consolidated financial statements as it may lose the ability to exert effective control over the VIEs and their shareholders, and may lose the ability to receive economic benefits from the VIEs. The Company, however, believes that alternative solutions could be found if these actions were to happen in the future.

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

Summary financial information of the Company’s three VIEs included in the accompanying consolidated financial statements is included on page F-4 and as follows:

	For the years ended December 31,
	2017	2018	2019
Net revenues	$3,933,484	$1,570,505	$4,083,805

Net (loss) income	$(181,682)	$(1,254,359)	$2,282,755

The VIEs contributed an aggregate of 23.0%, 6.3% and 10.9% of the consolidated net revenues for the years ended December 31, 2017 , 2018 and 2019, respectively. The Company’s operations not conducted through contractual arrangements with the VIE primarily consist of its distribution sales business. As of the fiscal years ended December 31, 2018 and 2019, the VIEs accounted for an aggregate of 7.2% and 21.9%, respectively, of the consolidated total assets, and 8.4% and 40.2%, respectively, of the consolidated total liabilities. The subsidiaries not associated with the VIEs hold assets that primarily consist of cash and cash equivalents, accounts receivable, net, inventory, net, loan receivable, property and equipment, net, right of use assets, net, held-for-sale assets, available-for-sale securities, loan to related party and other long-term assets.

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

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

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

(c) Use of estimates

The preparation of financial statements in conformity with US GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Significant accounting estimates reflected in the Company’s financial statements include allowance for doubtful accounts, inventory valuation, impairment of long-lived assets, fair value of available-for-sale investments, present value of operating lease assets and liabilities, and valuation allowance on deferred tax assets and provision for uncertain tax positions.

(d) Going concern

Although the Company incurred a negative cash flows from operations for the year ended December 31, 2019 and had accumulated deficits as of that date, the Company improved its liquidity position by selling non-core assets and investments. Furthermore, the Company continually focused on reducing operating costs, including at the Company management level by reducing headcount, changing to lower cost vendors and reducing travel expenses. As a result, the accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern.

(e) Fair value of financial instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (also referred to as an exit price) and expands disclosure requirements about assets and liabilities measured at fair value. The guidance establishes a hierarchy for inputs used in measuring fair value that gives the highest priority to observable inputs and the lowest priority to unobservable inputs as follows:

● Level 1—Observable unadjusted quoted prices in active markets for identical assets or liabilities.

● Level 2—Observable inputs other than quoted prices in active markets for identical assets or liabilities, for which all significant inputs are observable, either directly or indirectly.

● Level 3—Unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities.

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

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

The Company’s financial instruments consist of cash and cash equivalents, restricted cash, accounts receivable, loan receivable, loan to related party, available-for-sale securities and accounts payable. For cash and cash equivalents, restricted cash, accounts receivable, and accounts payable, the carrying amounts of these financial instruments as of December 31, 2018 and 2019 were considered representative of their fair values due to their short-term nature. The carrying values of loan receivable and loan to related party approximate their fair values as the impact of discounting the loan receivable and loan to related party with a market based interest rate is insignificant. The marketable securities are carried at fair values based on an independent valuation report.

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

The PRC State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in China’s foreign exchange trading system market. The Company’s aggregate amount of cash and cash equivalents denominated in RMB amounted to RMB120,159,160 ($17,507,746) and RMB56,795,796 ($8,141,366) as of December 31, 2018 and 2019, respectively.

PRC state-owned banks, such as Bank of China, are subject to a series of risk control regulatory standards, and PRC bank regulatory authorities are empowered to take over the operation and management when any of those banks faces a material credit crisis. The Company does not foresee substantial credit risk with respect to cash and cash equivalents and restricted cash held at the PRC state-owned banks. Meanwhile, China does not have an official deposit insurance program, nor does it have an agency similar to the Federal Deposit Insurance Corporation (FDIC) in the U.S. In the event of bankruptcy of one of the financial institutions in which the Company has deposits or investments, it may be unlikely to claim its deposits or investments back in full. The Company selected reputable international financial institutions with high rating rates to place its foreign currencies. The Company regularly monitors the rating of the international financial institutions to avoid any potential defaults. There has been no recent history of default in relation to these financial institutions.

(g) Restricted cash

Under third-party bank channel sales arrangements, the Company is required to maintain certain cash balances in the banks. Such balances are classified as restricted cash in the balance sheet and amounted to $76,243 and $75,543 as of December 31, 2018 and 2019, respectively.

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In US dollars, except share data, unless otherwise stated)

2. Summary of principal accounting policies—(Continued)

(h) Inventory, net

The cost of inventory comprises all costs of purchase, costs of conversion, and other costs incurred to bring inventory to its present location and condition. The cost of inventory is calculated using the weighted-average method.

The inventory is stated at the lower of cost or net realizable value. Adjustments are recorded to write down the inventory to the estimated net realizable value. The Company estimates excess and slow-moving inventory based upon assumptions of future demand and market conditions. If actual market conditions are less favorable than projected by management, additional inventory write-downs may be required.

(i) Available for sale securities

The Company invests in marketable equity securities to meet business objectives. These marketable securities are reported at fair value, classified and accounted for as available-for-sale securities in investment securities. The assessment of a decline in the fair value of an individual security is based on whether the decline is other-than-temporary. The Company assesses its available-for-sale securities for other-than-temporary impairment by considering factors including, but not limited to, its ability and intent to hold the individual security, severity of the impairment, expected duration of the impairment and forecasted recovery of fair value. Investments classified as available-for-sale are reported at fair value with unrealized gains or losses, if any, recorded in accumulated other comprehensive income in shareholders’ equity. If the Company determines a decline in fair value is other-than-temporary, the cost basis of the individual security is written down to fair value as a new cost basis and the amount of the write-down is accounted for as a realized loss charged in the consolidated statement of operations and comprehensive income (loss). The new cost basis of the investments would not be adjusted for subsequent recoveries in fair values. The Company recorded no impairments of available-for-sale securities for the years ended December 31, 2017, 2018 and 2019.

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

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

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

During 2017, the Company classified HJX product related assets, intangible assets and prepaid copyright expense, of $475,936 as held-for-sale as the Company reached an agreement in June 2017 to sell a majority stake in its HJX related business to a third-party investor and operator. Specifically, the agreement includes the establishment of a joint venture that will be controlled and operated by such third party. Refer to Note 20 for related discussion.

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

During 2018, the Company classified buildings with carrying amount $2,411,294 as held-for-sale as the Company reached an agreement on December 10, 2018 to sell its prior principal office to a third-party. The sale was subsequently completed in early 2019.

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

In the periods presented in the consolidated financial statements, the Company did not hold any investment in affiliates.

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In US dollars, except share data, unless otherwise stated)

2. Summary of principal accounting policies—(Continued)

(o) Loan receivable

The loan receivable in the consolidated balance sheets as of December 31, 2018 and 2019 represents a loan receivable (the “Note”) from a third party (the “Borrower”), net of provision for credit losses, if any. Interest income derived from the loan is recognized as earned. At each balance sheet date, amounts due under the Note are assessed for purposes of determining the appropriate provision for credit losses. In order to estimate the allowance for credit losses, the Company assesses at each period end the ability of the Borrower to meet its obligations under the loan agreement by taking into consideration existing economic conditions, the current financial condition of the Borrower and historical losses, if any, and any other risks/factors that may affect its future financial condition and its ability to meet its obligations. The Note was personally guaranteed by Mr. Robert W. Roche (“Mr. Roche”), Acorn International’s co-founder and current executive chairman. Mr. Roche unconditionally and irrevocably guarantees to Acorn the due and prompt payment by the Borrower of any unpaid principal and interest. See Note 8.

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

Direct sales

The Company’s direct sales revenues consist primarily of product sales through its outbound marketing platforms and Internet sales platforms. The Company’s sales arrangements with customers are predominately short term in nature and generally provide for transfer of control at the time when the products are delivered to and accepted by the customers (e.g. “F.O.B. Destination”) as this is the point at which title and risk of loss of the product transfers to the customer. At the end of each period, the Company adjusts revenues and cost of sales for the unsuccessful product deliveries, data for which was provided by the delivery companies used by the Company. The amount of revenue recorded reflects the consideration to which the Company expects to be entitled in exchange for goods.

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

Revenue and billing

The Company generally accepts orders from customers through receipt of orders from e-commerce platforms, purchase orders and purchasing contracts. The pricing and selling terms are based on market factors, costs, and competition. The customers through e-commerce platforms are billed at the time they place the order, while distributors are billed when the Company’s products are delivered to and accepted by them in accordance with the terms of the sales agreement. As the Company’s standard payment terms are less than one year, the Company has elected the practical expedient under Accounting Standards Codification (“ASC”) 606-10-32-18 to not assess whether a contract has a significant financing component. The Company also elected the practical expedient provided in ASC 606-10-25-18B to treat all product shipping and handling activities as fulfillment activities, and therefore recognizes the gross revenue associated with the contract, inclusive of any shipping and handling revenue. This approach is similar to the Company’s prior practice and therefore the effect of the new guidance is immaterial.

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In US dollars, except share data, unless otherwise stated)

2. Summary of principal accounting policies—(Continued)

(p) Revenue recognition—(Continued)

Inventory returns

The customers are entitled to return the goods sold through an online platform within seven days upon the receipt of goods and are not required to provide any reason for sales return, as long as the goods are returned intact and in good condition, subject to local regulations of internet shopping. The Company establishes an estimated allowance for these returns based on past experience. Sales revenue and cost of sales are presented net of anticipate estimated returns. In addition, customers generally may return products to the Company within thirty days after delivery if there is a quality defect or if a product fails to meet its specifications, subject to shorter periods provided in policies of the platforms on which the goods are sold. The Company’s warranties generally provide for repair of product defects within one year following the purchase date at the Company’s cost. To the extent that the manufacturer of the defective product is a third party, the manufacturer is contractually obligated to either repair the defective product or reimburse the Company for any related expenses. The distributors are allowed to return any defective products they receive from the Company.

Sales taxes

The Company presents revenues net of sales taxes incurred. Sales taxes amounted to $250,291, $365,849 and $311,435 for the years ended December 31, 2017, 2018 and 2019, respectively. Before subtracting sales taxes, gross direct sales revenues were $16,059,979, $20,536,235 and $31,959,787 and gross distribution sales revenues were $1,257,341, $4,916,883 and $5,836,141 for the years ended December 31, 2017, 2018 and 2019, respectively.

 (q) Advertising expenses

The Company records cash advances paid for advertisements as prepaid advertising expenses and then expenses the prepaid advertising expenses at the time the first advertisement takes place. Advertising expenses were $1,725,940, $1,290,527 and $2,438,131 for the years ended December 31, 2017, 2018 and 2019, respectively.

(r) Shipping and handling costs

The Company records costs incurred for outbound shipping and handling as part of other selling and marketing expenses in the consolidated statements of operations. Shipping and handling costs were $735,815, $447,329 and $828,686 for the years ended December 31, 2017, 2018 and 2019, respectively.

(s) Operating leases

On January 1, 2019, the Company adopted ASU 2016-02 - Leases using the alternative modified retrospective transition method provided in ASU 2018-11, “Leases (Topic 842): Target Improvements”.

The Company determines if an arrangement is a lease or contains a lease at inception. Operating lease liabilities are recognized based on the present value of the remaining lease payments, discounted using the discount rate for the lease at the commencement date. As the rate implicit in the lease is not readily determinable for the Company’s operating leases, the Company generally use an incremental borrowing rate based on information available at the commencement date to determine the present value of future lease payments. Operating right-of-use (“ROU”) assets are generally recognized based on the amount of the initial measurement of the lease liability. Lease expense is recognized on a straight-line basis over the lease term. The Company accounts for lease and non-lease components as a single lease component for all leases.

Operating leases are included in ROU assets, current operating lease liabilities and non-current operating lease liabilities on the consolidated balance sheets.

(t) Government subsidies

The Company receives unrestricted government subsidies from local government agencies. The government agencies use their discretion to determine the amount of the subsidies with reference to certain taxes paid by the Company, including value-added and income taxes. The Company records unrestricted government subsidies as other income (expenses), net in the consolidated statements of operations when these subsidies from the government agencies are received.

The government subsidies in 2017, 2018 and 2019 were nil, $53,965 and $1,295,884, respectively.

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

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

The aggregated losses through foreign currency transactions in 2017, 2018 and 2019 were $(241,771), $(126,582) and $(58,824), respectively.

(w) Concentration of credit risk

Financial instruments that potentially expose the Company to concentration of credit risk consist primarily of cash and cash equivalents, restricted cash, accounts receivable, loan receivable and loan to related party. All of the Company’s cash and cash equivalents and restricted cash are held with large PRC state-owned financial institutions. The Company engages delivery companies, mainly EMS, to deliver products to customers and to collect cash from the customers using direct sales platforms. The Company conducts credit evaluations of delivery companies and generally does not require collateral or other security from its delivery companies. The Company establishes an allowance for doubtful accounts primarily based on the age of the receivables and factors surrounding the credit risk of specific customers. The Company evaluated its credit risk with the loan receivable and loan to related party by performing ongoing evaluation on the borrower’s financial condition. The loan agreements have a personal guarantee from Mr. Roche and are pledged with the equity of the borrower.

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

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

(aa) Recently adopted and issued accounting pronouncements

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

The Company adopted the standard on January 1, 2019 using the alternative modified retrospective transition method provided in ASU 2018-11, “Leases (Topic 842): Target Improvements”. Under this method, the Company recorded a cumulative-effect adjustment as of January 1, 2019 and did not record any retrospective adjustments to comparative periods to reflect the adoption of ASC 842. The new standard provides a number of optional practical expedients in transition. The Company has elected the ‘package of practical expedients’ which permits the Company not to reassess under the new standard its prior conclusions about lease identification, lease classification and initial direct costs. The Company has not elected the use-of-hindsight. Adoption of ASC 842 resulted in the recognition of ROU assets of $2.1 million and lease liabilities of $2.1 million, as of January 1, 2019 for operating leases on its consolidated balance sheets, with no impact to the Company’s consolidated statements of operations and consolidated statements of cash flows. See Note 16, Lease Commitments, for further discussion.

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

ASU 2018-02 - Tax Effects from Accumulated Other Comprehensive Income. In February 2018, the FASB issued ASU 2018-02, Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income, which is effective for the annual report period beginning after the December 15, 2018 including the interim reporting period within that period. This update allows companies to reclassify from Accumulated Other Comprehensive Income to Retained Earnings standard tax effects resulting from the enactment of the Tax Cuts and Jobs Act in the United States (the “Tax Act”). The Company evaluated the effect of ASU 2018-02 and concluded that adoption did not have a material impact on its consolidated financial statements. The Company adopted this new guidance on January 1, 2019.

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In US dollars, except share data, unless otherwise stated)

3. Inventory, net

Inventory consisted of the following:

	December 31,
	2018	2019
Raw materials	$63,830	$1,193
Finished goods and merchandise goods	1,526,489	3,041,569
	$1,590,319	$3,042,762

As of December 31, 2018 and 2019, a portion of finished goods, and merchandise goods, and certain raw materials were in excess of the Company’s current requirements based on the recent level of sales. The Company provided inventory valuation allowances (reversals) of $(147,804), $23,299 and $19,683 for the years ended December 31, 2017, 2018 and 2019, respectively. Reversals in 2017 resulted from sales and disposal of previously impaired goods.

4. Other prepaid expenses and current assets

Other prepaid expenses and current assets consisted of the following:

	December 31,
	2018	2019
Advances to suppliers	$307,774	$87,591
Value-added tax recoverable	942,710	1,106,954
Deposits	416,609	452,353
Prepaid media expenses	809,389	490,526
Prepaid insurance fee and service fees	294,458	315,700
Receivable from third party for sale of non-core assets and subsidiaries (Refer to Note 5)	2,443,404	—
Receivable from third party for sale of subsidiary (Refer to Note 13)	—	1,508,956
Other receivables from related parties (Refer to Note 18)	1,516,148	1,482,460
Other receivables and prepaid expenses	609,033	552,493
	$7,339,525	$5,997,033

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In US dollars, except share data, unless otherwise stated)

5. Property and equipment, net

Property and equipment, net consisted of the following:

	December 31,
	2018	2019
Buildings	$—	$—
Computers and office equipment	2,275,931	1,806,604
Vehicles	230,356	151,391
Information technology equipment	154,733	7,068
Machinery	44,574	41,347
	$2,705,594	$2,006,410
Less: accumulated depreciation	(2,045,437)	(1,446,446)

	$660,157	$559,964

Depreciation expense for property and equipment was $1,010,811, $871,189 and $167,189 for the years ended December 31, 2017, 2018 and 2019, respectively.

In 2017, the Company committed to a plan to sell the shares of Bright Rainbow to a third-party. Bright Rainbow owns the entire share capital of Shanghai HJX, which owns the land use rights to the land plot located in the Qingpu district of Shanghai and all the related buildings, fixtures and related facilities with carrying amount $16,546,694. The land use rights and related building were reclassified to held-for-sale assets as of December 31, 2017. The sale was subsequently completed in 2018. The Company recognized a gain of $32,503,096 in other income, in connection with this sale during 2018. As of December 31 2018, the Company had received net proceeds (“Proceeds”) of $47.5 million from the sale and recorded a remaining receivable of $2.4 million, net of withholding taxes, from the buyer in the consolidated balance sheets. In 2019, the Company received the remaining Proceeds of $2.8 million, net of withholding taxes, and recorded an additional gain of $348,318 in other income.

In 2018, the Company paid a one-time cash dividend on the Company’s ordinary shares of $0.75 per ordinary share. This cash dividend was paid on June 22, 2018 to shareholders of record on June 4, 2018. The aggregate amount of cash dividends paid was approximately $40 million, comprising the Proceeds and an amount of share premium.

As of December 31, 2018, the Company classified buildings with carrying amount $2,411,294 as held-for-sale as the Company reached an agreement on December 10, 2018 to sell its prior principal office to a third-party. The Company received an advance of $5,099,365 from the buyer as of December 31, 2018. The Company subsequently completed the sale in 2019 and recognized a gain of $3,751,471 in other operating income.

 6. Acquired intangible assets, net

Acquired intangible assets, net consisted of the following:

	December 31,
	2018	2019
Distribution networks	$—	$—
Trademarks	614,624	614,624
	$614,624	$614,624
Less: accumulated amortization	(614,624)	(614,624)
	$—	$—

In 2017, the Company reached an agreement to sell a majority interest in its HJX business to a third-party investor and operator. The Company reclassified HJX related distribution networks and trademarks with carrying amount $353,691 to held-for-sale assets as of December 31, 2017.

The Company recorded amortization expense of $221,582, nil and nil for the years ended December 31, 2017, 2018 and 2019, respectively.

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In US dollars, except share data, unless otherwise stated)

7. Available-for-sale securities

The Company’s available-for-sale securities represent marketable equity securities investments in Shanghai Yimeng Software Technology Co., Ltd. (“Yimeng”). As of December 31, 2018 and 2019, the carrying amount and fair value of the Company’s available-for-sale securities investment were $38,858,216 and $25,681,848, respectively. The Company recognized net unrealized losses of $(41,390,549), $(4,652,640) and $(13,176,368), net of tax of $10,347,637, $1,163,160 and $3,307,755 during 2017, 2018 and 2019, respectively, which is recorded in other comprehensive income (loss).

8. Loan receivable

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

The loan matured on August 22, 2018 and management continues to negotiate with the borrower on a repayment plan. The loan continues to be personally guaranteed by Mr. Roche until fully repaid or converted and the management believes the loan to be fully collectable.

As of the date of these financial statements, E-surer has not repaid the loan assigned to Acorn International. The Company continued to accrue interest on unpaid loan. As of December 31, 2018 and 2019, the Company classified the loan advance of $3,597,392 and $3,754,735 respectively, which includes accrued interest income of $184,395 and $181,880 in 2018 and 2019, as loan receivable on the consolidated balance sheets.

Management is closely monitoring developments related to the coronavirus outbreak and is proactively coping with the impacts on business operation and finance, including assessing the financial position of the borrower and guarantor that would have an impact on recoverability of this loan receivable.

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In US dollars, except share data, unless otherwise stated)

9. Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consisted of the following:

	December 31,
	2018	2019
Other taxes payable	$506,465	$1,168,109
Accrued employee payroll and welfare	1,734,528	1,470,982
Other payables	366,575	465,817
Accrued expenses	4,672,641	2,906,519
Advances from customers	19,421	122,929
Advances from third party for sale of non-core assets (Refer to Note 5)	5,099,365	—
Provision for equity of losses in affiliates	327,646	430,034
	$12,726,641	$6,564,390

Other taxes payable mainly consist of value-added tax and related surcharges and PRC individual income tax of employees that was withheld by the Company. The Company’s PRC subsidiaries are subject to value-added tax at a rate of 17% before May 1, 2018, 16% from May 1, 2018 to April 1, 2019, and 13% thereafter on product purchases and sales except for seafood. Value-added tax rate for purchases and sales of seafood is 9% or 13%, respectively, depending on whether the product is raw or processed, respectively. Value-added tax payable on sales is computed net of value-added tax paid on purchases.

10. Share-based compensation

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

On March 6, 2017, the Company granted 65,884 ordinary shares.

The Company recorded compensation expense of $25,000, nil and nil for the years ended December 31, 2017, 2018 and 2019, respectively, which were all associated with the RSUs granted by the Company.

The fair value of each RSU granted from 2012 to 2019 were based on quoted market price of the Company’s ordinary shares on the grant date.

In 2017, 2018 and 2019, the Company granted no RSUs.

As of December 31, 2018 and 2019, there was no unrecognized compensation expense related to unvested share-based compensation arrangements granted under the 2006 Option Plan.

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In US dollars, except share data, unless otherwise stated)

11. Fair value measurements

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The Company’s financial assets and liabilities or nonfinancial assets and liabilities that were required to be measured at fair value on a recurring basis as at December 31, 2018 and 2019 include available-for-sale securities investments.

Available-for-sale securities investments represent the marketable equity securities invested by the Company. The marketable equity securities are carried at fair values.

As of December 31, 2018 and 2019, information about inputs into the fair value measurements of the Company’s assets and liabilities that are measured at fair value based on independent valuation report as described below. The Company uses a combination of valuation methodologies, including market and income approaches based on the Company’s best estimate, which is determined by using information including but not limited to the quoted price, liquidity factors and selection of the comparable companies. The Company classifies the valuation techniques that use these inputs as Level 2.

	Fair Value Measurements at Reporting Date Using
Description	As of December 31, 2019	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Available-for-sale investments - marketable equity securities	$25,681,848	—	$25,681,848	—

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In US dollars, except share data, unless otherwise stated)

11. Fair value measurements—(Continued)

	Fair Value Measurements at Reporting Date Using
Description	As of December 31, 2018	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Available-for-sale investments - marketable equity securities	$38,858,216	—	$38,858,216	—

The Company did not have any assets and liabilities that were measured at fair value on a nonrecurring basis.

From January 1, 2020 through the date of the report, the Company has sold a total of 12.5 million shares of the marketable equity securities for approximately $7.5 million of cash consideration.

Management is closely monitoring developments related to the coronavirus outbreak and proactively coping with the impacts on business operation and finance, including assessing the impact on the fair value of the available-for-sale securities.

12. Taxation

Acorn International is incorporated in the Cayman Islands and is not subject to tax in that jurisdiction.

China DRTV, Smooth Profit and Acorn Media are incorporated in the British Virgin Islands and are not subject to tax in that jurisdiction.

The Company’s Hong Kong subsidiary, MK AND T, is subject to Hong Kong statutory income tax on its Hong Kong sourced income.

All of the Company’s PRC subsidiaries are subject to the statutory rate of 25% in 2017, 2018 and 2019 in accordance with the PRC government promulgated Law of the People’s Republic of China on the Enterprise Income Tax (“New EIT Law”).

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

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In US dollars, except share data, unless otherwise stated)

12. Taxation—(Continued)

The Company has made its assessment of each tax position (including the potential application of interest and penalties) based solely on the technical merits of the position and has measured the unrecognized benefits associated with the tax positions. As of December 31, 2018 and 2019, the Company had unrecognized tax benefits of approximately $1.2 million and $1.2 million, respectively. During 2017, 2018 and 2019, the Company recorded uncertain tax benefits of $0.2 million, nil and nil, respectively, associated with intercompany transfer pricing results falling below the median of the inter-quartile range of comparable companies. The unrecognized tax benefits would impact the effective income tax if recognized.

As of December 31, 2018 and 2019, the amount of recorded interest and penalties related to uncertain tax positions was $204,156 and $277,233, respectively.

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of income taxes is due to computational errors made by the taxpayer. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined, but an underpayment of income tax liability exceeding RMB100,000 (approximately $15,000) is specifically listed as a special circumstance. In the case of a transfer pricing related adjustment, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. The Company’s PRC subsidiaries are therefore subject to examination by the PRC tax authorities from 2011 through 2019 on non-transfer pricing matters, and from 2006 through 2019 on transfer pricing matters.

The current and deferred portion of income tax benefit (expense) included in the consolidated statements of operations were as follows:

	For the years ended December 31,
	2017	2018	2019
Current income tax benefit (expense)	$43,791	$(3,581,226)	$(527,690)
Deferred income tax benefit	7,848,378	397,477	2,501,381
Total income tax benefit (expense)	$7,892,169	$(3,183,749)	$1,973,691

Reconciliation between the effective income tax rate and the PRC statutory income tax rate was as follows:

	For the years ended December 31,
	2017	2018	2019
PRC statutory tax rate	25%	25%	25%
Expenses not deductible (income not taxable) for tax purposes	(1)%	1%	(8)%
Effect of different tax rate of subsidiary operations in other jurisdictions	22%	(22)%	(12)%
Change in valuation allowance	(217)%	6%	(36)%
Utilization of the unrecognized tax benefit	(0)%	(0)%	(1)%
Others	(3)%	(1)%	6%
Effective tax rate	(174)%	9%	(26)%

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In US dollars, except share data, unless otherwise stated)

12. Taxation—(Continued)

The principal components of the Company’s deferred income tax assets and liabilities as of December 31, 2018 and 2019 were as follows:

	December 31,
	2018	2019
Deferred tax assets:
Allowance and reserves for inventory and accounts receivable	$1,777,103	$642,596
Accrued expenses	1,023,275	887,318
Revenue recognition difference	89,567	17,199
Unrealized profit	—	289,794
Net operating losses	16,443,637	12,629,118
	$19,333,582	$14,466,025
Less: valuation allowance	(10,825,754)	(3,638,267)
	$8,507,828	$10,827,758
Deferred tax liabilities:
Unrealized gain on available-for-sale securities	(9,138,402)	(5,830,647)
	$(9,138,402)	$(5,830,647)

Total deferred tax (liabilities) assets, net	$(630,574)	$4,997,111

As of December 31, 2019, the Company had tax losses carrying forward of $50,909,550. The tax losses will expire between 2020 and 2024 if not utilized.

 The Company considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, the Company believes it is not more-likely-than-not that the Company will realize the benefits of all these deductible differences. As of December 31, 2018 and 2019, the Company had a valuation allowance of $11.0 million and $4.0 million, respectively. The remainder amount of the deferred tax assets considered realizable, however, could be reduced if estimates of future taxable income during the carry forward periods are reduced.

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In US dollars, except share data, unless otherwise stated)

13. Other income (expenses), net

Other income (expense) consisted of the following:

	For the years ended December 31,
	2017	2018	2019
Gains on disposal of available-for-sale securities	$11,845,796	$960	$—
Gain on disposal of held-for-sale assets and subsidiaries (Refer to Note 5)	—	32,503,096	348,318
Gain on disposal of subsidiary	—	—	1,203,837
Government subsidies (Refer to Note 2(t))	—	53,965	1,295,884
Other	(206,953)	6,307	337,115

	$11,638,843	$32,564,328	$3,185,154

In 2017, the Company sold 4.6 million shares of available-for-sale securities, for cash consideration of RMB64.3 million, and recognized a gain of $9.1 million and $2.7 million dividend in other income.

Acorn has entered into an equity transfer agreement to sell 100% of the equity interests in its wholly-owned subsidiary, Zhuhai Acorn, which is engaged in oxygen-generating products business, to an unrelated third-party on November 8, 2019, for a base purchase price of US$1,450,000 subject to working capital adjustment. The sale was completed in December 2019. The Company recognized a gain of $1,203,837 in other income in connection with this sale and recorded a total receivable of $1,508,956 from the buyer in the consolidated balance sheets as of December 31, 2019. The receivable of approximately $1.42 million, after the working capital adjustment and applicable taxes, was received on May 27, 2020.

14. Earnings (loss) per share

The computation of basic and diluted earnings (loss) per ordinary share from operations for the years ended December 31, 2017, 2018 and 2019 was as follows:

	For the years ended December 31,
	2017	2018	2019
Numerator:
Net income attributable to Acorn International, Inc. from operations—basic and diluted	$12,384,303	$31,127,184	$9,836,231
—Continuing operations	16,306,229	32,117,419	10,897,318
—Discontinued operations	(3,921,926)	(990,235)	(1,061,087)

Denominator:
Weighted average ordinary shares outstanding—basic and diluted	65,836,869	52,546,325	51,619,218

Income (Loss) per ordinary share:
Basic and diluted	$0.19	$0.60	$0.19
—Continuing operations	0.25	0.62	0.21
—Discontinued operations	(0.06)	(0.02)	(0.02)

The Company did not have outstanding stock options, SARs and RSUs outstanding in 2017, 2018 and 2019.

On December 8, 2017, the Board approved a new share buyback plan (the “Second Prior Plan”) on the following terms: (i) the Company may repurchase up to US$2 million worth of ADSs for a per ADS purchase price not exceeding US$22.00, with a daily limit not to exceed the SEC Rule 10b-18 daily max, until the earlier of (i) December 31, 2018; and (ii) the date the aggregate repurchases under the Second Prior Plan reach a total of US$2 million worth of ADSs.

The Second Prior Plan has terminated on November 1, 2018 when the aggregate repurchases thereunder reached a total of US$2 million worth of ADSs. Under the Second Prior Plan, the Company had repurchased an aggregate of 100,342 ADSs, representing 2,006,840 underlying ordinary shares, on the open market for total cash consideration of approximately $2 million. The repurchased ADSs are currently held as treasury stock.

On May 4, 2020, the Company started to execute a new share buyback plan (the “Current Plan”) approved by the Board on the following terms: (i) the Company may repurchase up to US$2.5 million worth of ADSs, with a daily limit not to exceed the SEC Rule 10b-18 daily max, until the earlier to occur of (i) May 4, 2021; and (ii) the date the aggregate repurchases under the Current Plan reach a total of US$2.5 million worth of ADSs.

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In US dollars, except share data, unless otherwise stated)

15. Mainland China contribution plan and profit appropriation

Employees of the Company in the PRC are entitled to retirement benefits calculated with reference to their salary basis upon retirement and their length of service in accordance with a PRC government-managed retirement plan. The PRC government is directly responsible for the payments of the benefits to these retired employees. The Company is required to make contributions to the government-managed retirement plan based on certain percentages of the employees’ monthly salaries. The amounts contributed by the Company were $418,045, $400,219 and $456,782 for the years ended December 31, 2017, 2018 and 2019, respectively.

In addition, the Company is required by law to contribute medical, unemployment, housing and other statutory benefits based on certain percentages of the employees’ monthly salaries. The PRC government is directly responsible for the payments of the benefits to these employees. The amounts contributed by the Company were $443,305, $419,750 and $527,967 for the years ended December 31, 2017, 2018 and 2019, respectively.

In accordance with relevant PRC Company Law and regulations and the Company’s Articles of Association, the Company’s PRC subsidiaries were required to appropriate 10% of their respective profit after taxation reported in their statutory financial statements prepared under the Accounting Standards for Business Enterprises (“PRC GAAP”) to the statutory surplus reserve. The Company has a statutory reserve balance of $8,350,141 and $8,350,141 as of December 31, 2018 and 2019, respectively. The appropriation of statutory surplus reserve will cease upon the balance of the statutory surplus reserve reaching 50% of the Company’s PRC subsidiaries’ registered capital. The statutory surplus reserves may be used to make up losses or for conversion into the shareholders’ equity.

16. Commitments and contingencies

(A) Leases commitments

The Company leases office premises and buildings under various non-cancellable operating leases that expire no later than 2023. Certain real estate leases include one or more options to renew. The exercise of lease renewal options is at the Company’s sole discretion. Options to extend the lease are included in the lease term when it is reasonably certain the Company will exercise the option. The lease agreements do not contain any material residual value guarantee or material restrictive covenants.

The Company does not have a published credit rating because it has no publicly traded debt; therefore, the Company is generating its incremental borrowing rate (IBR), by taking reference to borrowing rate of entities similar to the Company. The reference rate will be adjusted by taking market borrowing rate and the term of the lease into consideration.

All leases with an initial term of 12 months or less that do not include an option to extend or purchase the underlying asset that the Company is reasonably certain to exercise (“short-term leases”) are not recorded on the consolidated balance sheets. Short-term lease expenses are recognized on a straight-line basis over the lease term.

The following table presents the classification of ROU assets and lease liabilities as of December 31, 2019:

		December 31,
Leases	Consolidated balance sheets classification	2019
Assets
Operating ROU assets	Right of use assets, net	$1,785,194

Liabilities
Current operating lease liabilities	Current operating lease liabilities	(881,349)
Non-current operating lease liabilities	Non-current operating lease liabilities	(1,032,645)
Total lease liabilities		$(1,913,994)

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In US dollars, except share data, unless otherwise stated)

16. Commitments and contingencies—(Continued)

(A) Leases commitments—(Continued)

The following table represents the lease costs for 2019:

		For the year ended December 31,
Lease costs	Consolidated statement of operations classification	2019
Operating lease expenses	Other selling and marketing expenses, General and administrative expenses	$1,039,783
Short-term lease expenses	Other selling and marketing expenses, General and administrative expenses	296,791
Total operating lease costs		$1,336,574

The Company leases certain office premises and buildings under non-cancelable operating leases. Rental expenses under operating leases for 2017, 2018 and 2019 were $585,375, $672,601, and $1,336,574, respectively.

Maturity of lease liabilities under non-cancelable operating leases as of December 31, 2019 are as follows:

Maturity of lease liabilities as of December 31, 2019
2020	$964,389
2021	811,757
2022 and thereafter	240,146
Total lease payments	2,016,292
Less: interest	(102,298)
Present value of lease liabilities	$1,913,994

The following table provides a summary of the Company’s lease terms and discount rates for 2019:

For the year ended December 31,
Operating lease term and discount rate	2019
Weighted average remaining lease term (years)	2.23
Weighted average discount rate	4.75%

Supplemental information related to the Company’s leases for 2019 is as follows:

For the year ended December 31,
Other information	2019
Cash paid for amounts included in the measurement of lease liabilities
Operating cash flow payments for operating leases	$902,754
Leased assets obtained in exchange for operating lease liabilities	$598,734

Under ASC 840, future minimum payments for all non-cancellable operating leases with initial terms of one year or more at December 31, 2018 are as follows:

2019	$709,029
2020	715,253
2021	647,190
$2,071,472

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In US dollars, except share data, unless otherwise stated)

16. Commitments and contingencies—(Continued)

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

17. Segment and geographic information

The Company’s two primary sales platforms are direct sales and a nationwide distribution network. Direct sales platforms include an outbound marketing platform (which until early 2015 included TV direct sales and until late 2019 included call center direct sales) and an Internet sales platform. Nationwide distribution network includes an offline distribution network through late 2019 and on-going e-commerce distribution through major e-commerce platforms in China.

The Company’s chief operating decision maker has been identified as the chairman of the Board of Directors. The Company uses the management approach to determine operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision makers for making decisions, allocating resources and assessing performance. Based on this assessment, the Company has determined that it has two operating and reportable segments, which are direct sales and distribution sales.

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

The Company’s revenues are all generated from direct sales platform and nationwide distribution networks in the PRC. Segment and geographic information below has been adjusted to exclude discontinued operations, which is disclosed in Note 20. The revenues by product lines are as follows:

	For the years ended December 31,
Product	2017	2018	2019
Health products	$17,032,191	$24,853,660	$34,688,299
Seafood products	—	432,756	2,970,673
Other products	285,129	166,702	136,956

Total gross revenues	$17,317,320	$25,453,118	$37,795,928
Less: sales taxes	(250,291)	(365,849)	(311,435)

Total revenues, net	$17,067,029	$25,087,269	$37,484,493

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In US dollars, except share data, unless otherwise stated)

17. Segment and geographic information—(Continued)

The gross profit by segments is as follows:

Year ended December 31, 2017	Direct sales	Distribution sales	Total
Revenue, net	$15,866,782	$1,200,247	$17,067,029
Cost of revenue	(3,963,203)	(596,823)	(4,560,026)
Gross profit	$11,903,579	$603,424	$12,507,003

Year ended December 31, 2018	Direct sales	Distribution sales	Total
Revenue, net	$20,297,424	$4,789,845	$25,087,269
Cost of revenue	(5,080,307)	(1,550,081)	(6,630,388)
Gross profit	$15,217,117	$3,239,764	$18,456,881

Year ended December 31, 2019	Direct sales	Distribution sales	Total
Revenue, net	$31,658,751	$5,825,742	$37,484,493
Cost of revenue	(8,565,312)	(1,910,990)	(10,476,302)
Gross profit	$23,093,439	$3,914,752	$27,008,191

Geographic information

The Company operates in the PRC and all of the Company’s long-lived assets are located in the PRC.

In 2017, no customer accounted for 10% or more of the Company’s net revenues. In 2018 and 2019, one customer accounted for 14.1% and 13.2% of the Company’s net revenues, respectively.

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In US dollars, except share data, unless otherwise stated)

18. Related party transactions

In 2017, 2018 and 2019, the Company entered into a series of business arrangements with certain entities in which Mr. Roche owns substantial equity interests. The table below sets forth major related parties and their relationships with the Company:

Company Name	Relationship with the Company
IS Seafood	Affiliate of Mr. Roche
Ryecor China Investment Limited (“Ryecor”)	Affiliate of Mr. Roche
Acorn Composite Corporation (“Acorn Composite”)	Affiliate of Mr. Roche
URBN Hotels & Resorts (“URBN Hotels”)	Affiliate of Mr. Roche
Jia He Hotel	Affiliate of Mr. Roche
Cachet Hotel Group (“Cachet Hotel”)	Affiliate of Mr. Roche
510 W 42nd Retail LLC (“510 W”)	Affiliate of Mr. Roche
GA Homes Inc. (“GA Homes”)	Affiliate of Mr. Roche

Details of the transactions for the years ended December 31, 2017, 2018 and 2019 were as follows:

	For the years ended December 31,
	2017	2018	2019
Purchase of goods and services
IS Seafood	$2,656	$495,276	$1,732,670
Cachet Hotel	$—	$—	$1,230,887

Sale of goods
URBN Hotels	$3,949	$2,577	$14,818
Jia He Hotel	$4,874	$7,937	$27,899
Cachet Hotel	$619	$—	$—

Rendering of services
Cachet Hotel	$—	$—	$114,982
IS Seafood	$—	$—	$49,278

During 2017, 2018 and 2019, the Company made sales of $3,949, $2,577 and $14,818, respectively, to URBN hotels; made sales of $4,874, $7,937 and $27,899, respectively, to Jia He Hotel, and made sales of $619, nil and nil, respectively, to Cachet Hotel for hotel uniforms.

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In US dollars, except share data, unless otherwise stated)

18. Related party transactions—(Continued)

During 2017, 2018 and 2019, the Company purchased Iceland sourced seafood, such as cod, lobster, halibut and scampi, from IS Seafood amounting to $2,656, $495,276 and $1,732,670, respectively, to sell to consumers via the Internet.

During 2019, the Company purchased service of $1,230,887 from Cachet Hotel for various shared services provided by Cachet Hotel, including finance and tax services, legal services, and administrative services. The Company earned shared service income of $114,982 and $49,278 from Cachet Hotel and IS Seafood, respectively, for providing shared services, including human resources and information technology services.

As of December 31, 2018 and 2019, the balance due from and due to related parties were as follows:

	December 31,
	2018	2019
Accounts receivable - Jia He Hotel	$5,560	$21,750
Accounts receivable - URBN Hotel	$2,605	$19,283
Accounts receivable - GA Homes	$35,837	$58,258
Accounts receivable - 510 W	$72,302	$114,397
Other receivables - Mr. Roche	$40,196	$41,795
Other receivables - CEO	$394,558	$494,511
Other receivables - IS Seafood	$—	$12,901
Other receivables - Cachet Hotel	$—	$251,859
Other receivables - GA Homes	$358,370	$358,370
Other receivables - 510 W	$723,024	$323,024
Loan receivables - Cachet Hotel	$10,050,054	$14,804,052
Advance to suppliers - IS Seafood	$596,575	$1,115,009

As of December 31, 2018 and 2019, the Company has made an advance of $596,575 and $1,115,009 to IS Seafood for purchases of Iceland sourced seafood to sell to consumers via the Internet.

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In US dollars, except share data, unless otherwise stated)

18. Related party transactions—(Continued)

In November 2017, the Company entered into a Strategic Cooperation Framework Agreement (the “Framework Agreement”) with Cachet Hotel, which is part of the Roche Enterprises Limited group of companies. Roche Enterprises Limited is owned by Mr. Roche and Mr. Roche is also the Executive Chairman and the majority shareholder of Cachet Hotel. The Framework Agreement was personally guaranteed by Mr. Roche and management believes the loan to be fully collectable.

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

The Framework Agreement also provides a credit facility for the Company to loan to Cachet up to $10.0 million at an interest rate of 8% per annum for amounts borrowed in USD and 10% for amounts borrowed in RMB, with each drawdown subject to the Company’s consent in its sole and absolute discretion. The facility has a three-year term with two one-year renewal options. In February 2019, the Company entered into an amendment agreement to the Framework Agreement to increase the credit facility up to $15.0 million with all other terms remained in effect. As of December 31, 2018 and 2019, the Company provided loan advances in USD of $10.0 million and $14.8 million, respectively, which are presented as a loan to a related party on the consolidated balance sheets.

Management is closely monitoring developments related to the coronavirus outbreak and proactively coping with the impacts on business operation and finance, including assessing the financial position of the borrower and guarantor that would have an impact on the recoverability of the loan receivable.

In September 2015, the Company entered into an assignment with Ryecor, pursuant to which Ryecor assigned to the Company all of its rights on the loan agreement with E-surer signed in October 2014, and delegated to the Company all of its obligation in exchange of a cash payment of $3,024,933 to Ryecor and Acorn Composite Corporation, Inc., which is also a company owned by Mr. Roche. The Assigned Contracts were personally guaranteed by Mr. Roche (See Note 8).

19. Restricted net assets

Relevant PRC laws and regulations permit payments of dividends by the Company’s PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards. As a result of these PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets either in the form of dividends, loans or advances, which restricted portion amounted to $9,793,083 as of December 31, 2019. This amount is comprised of the registered equity of the Company’s PRC subsidiaries and the statutory reserves. In addition, as a result of the Company’s restructuring effective January 1, 2005, retained earnings of $20,336,734 related to the pre-restructuring companies was unavailable for distribution as a normal dividend to Acorn International in accordance with relevant PRC laws and regulations, unless and until the PRC subsidiaries are dissolved and the net assets are returned to the investors.

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In US dollars, except share data, unless otherwise stated)

20. Discontinued operation of HJX and Call Center business

(A) Discontinued operation of HJX business

In June 2017, the Company reached an agreement to sell a majority interest in its HJX business to a third-party investor and operator. Specifically, the agreement includes the establishment of a joint venture that will be controlled and operated by such third party, and the Company will hold 37.5% equity interest in this joint venture.

The Company’s management concluded that HJX business related assets met the relevant accounting considerations to be reclassified as Held for Sale in the consolidated balance sheet as of December 31, 2017. The following tables present the aggregate carrying amounts of assets classified as held for sale in the consolidated balance sheets:

	December 31,
	2018	2019

Carrying amount of assets held for sale:
Intangible assets, net - trademark	$353,691	$353,691
Intangible assets, net - distribution network	—	—
Prepaid expense - copyright	116,385	114,500
Total assets held for sale	$470,076	$468,191

The results of operations associated with discontinued operations of HJX business are presented in the following table:

	For the years ended December 31,
	2017	2018	2019

Net revenues:
Direct sales	$195,589	$639	$—
Distribution sales	1,771,829	55,807	—
Total net revenues	1,967,418	56,446	—

Cost of revenues:
Direct sales	(185,664)	(3,939)	—
Distribution sales	(2,187,001)	(326,097)	—
Total cost of revenues	(2,372,665)	(330,036)	—

Gross loss	(405,247)	(273,590)	—

Operating expenses:
Other selling and marketing (expenses) recovery	(1,922,342)	(189,269)	68,538
General and administrative expenses	(1,146,917)	(774,125)	(14,775)
Total operating expenses	(3,069,259)	(963,394)	53,763

(Loss) income from discontinued operations before income taxes	$(3,474,506)	$(1,236,984)	$53,763
Income tax expense	—	—	—
(Loss) income from discontinued operations	$(3,474,506)	$(1,236,984)	$53,763

Under the agreement, the Company agreed to sell the HJX Business at the price of RMB6.0 million ($918,246). The joint venture was set up in January 2018. As of December 31, 2018 and 2019, the transfer of trademark and copyright is still pending approval by local authorities. During 2018 and 2019, the Company recorded $324,900 and $109,102 as equity in losses of affiliates as a result of the minority stake in this joint venture.

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In US dollars, except share data, unless otherwise stated)

20. Discontinued operation of HJX and Call Center business—(Continued)

(B) Discontinued operation of Call Center business

In the third quarter of 2019, the Company completed closure of its Call Center in Wuxi, China. The Company’s management concluded that the closure of Call Center business met the relevant accounting considerations and treated the historical operations of the Call Center as discontinued operations for all periods presented.

The following tables present the aggregate carrying amounts of assets classified as asset to be abandoned in the consolidated balance sheets:

	December 31,
	2018	2019

Carrying amount of assets to be abandoned
Accounts receivable, net	$116,674	$16,925
Inventory, net	103,930	—
Other prepaid expenses and current assets	2,690	1,365
Total current assets	223,294	18,290
Property and equipment, net	356,350	—
Deferred tax assets, net	—	98,269
Total assets to be abandoned	$579,644	$116,559

Carrying amount of liabilities to be abandoned
Accounts payable	$29,419	$5,979
Accrued expenses and other current liabilities	147,456	114,489
Income taxes payable	95,553	102,110
Total liabilities to be abandoned	$272,428	$222,578

The results of operations associated with discontinued operations of Call Center business are presented in the following table:

	For the years ended December 31,
	2017	2018	2019

Net revenues:
Direct sales	$3,075,654	$3,347,273	$916,954
Distribution sales	147,604	10,483	29,809
Total net revenues	3,223,258	3,357,756	946,763

Cost of revenues:
Direct sales	(1,281,287)	(1,568,626)	(424,383)
Distribution sales	(230,672)	(9,841)	(26,205)
Total cost of revenues	(1,511,959)	(1,578,467)	(450,588)

Gross profit	1,711,299	1,779,289	496,175

Operating expenses:
Other selling and marketing expenses	(1,408,921)	(1,109,531)	(891,828)
General and administrative expenses	(722,174)	(419,337)	(498,295)
Total operating expenses	(2,131,095)	(1,528,868)	(1,390,123)

(Loss) income from discontinued operations	(419,796)	250,421	(893,948)
Other income (expenses), net	—	—	(311,543)

(Loss) income from discontinued operations before income taxes	(419,796)	250,421	(1,205,491)
Income tax benefit (expense)	(27,624)	(3,672)	90,641
(Loss) income from discontinued operations	$(447,420)	$246,749	$(1,114,850)

ACORN INTERNATIONAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In US dollars, except share data, unless otherwise stated)

21. Subsequent events

The Company has evaluated subsequent events through the date of these consolidated financial statements and other than disclosed below, is not aware of other significant subsequent events that would require recognition or disclosure.

The outbreak of COVID-19 in the first quarter of 2020 has resulted in certain disruption to the Company’s production capacity and ability to deliver to customers in parts of China. There has also been certain disruption in the Company’s supply chain for the Company’s Acorn Fresh business that is dependent on imports of fresh seafood from overseas. The Company has additionally had to adapt to certain work-from-home and flexible working arrangements whereas the Company has operated within a traditional office environment in the past. Some of the Company’s online businesses appear to be experiencing gradually increased demand as customers prefer to shop from home, but there is still concern that the combination of supply-side disruption, delivery challenges and potentially adversely affected consumer demand caused by COVID-19, potentially exacerbated by other factors, could negatively impact the Company’s business over the medium to long term. As a result of the post COVID-19 business environment, the Company has taken a number of defensive measures to cut costs and conserve cash resources, including certain salary reductions and reductions in headcount, deferrals of discretionary spending, and the indefinite suspension of the quarterly dividend. Management is closely monitoring developments related to the outbreak and is proactively coping with the impacts on the Company’s operations and finances.

ADDITIONAL INFORMATION—FINANCIAL STATEMENT SCHEDULE I

ACORN INTERNATIONAL, INC.

These parent company financial statements have been prepared in conformity with accounting principles generally accepted in the United States.

FINANCIAL INFORMATION OF PARENT COMPANY

CONDENSED BALANCE SHEETS

(In US dollars, except share data)

	December 31,
	2018	2019

Assets
Current assets:
Cash and cash equivalents	$174,658	$133,405
Total current assets	174,658	133,405
Investments in subsidiaries and VIEs	71,669,175	66,117,102
Total assets	$71,843,833	$66,250,507

Liabilities and equity
Current liabilities:
Dividend payable	$174,658	$133,405
Total current liabilities	174,658	133,405
Total liabilities	174,658	133,405

Equity:
Ordinary shares ($0.01 par value; 100,000,000 shares authorized 91,884,402 and 91,884,402 shares issued and 51,619,218 and 51,619,218 shares outstanding as of December 31, 2018 and 2019, respectively)	918,844	918,844
Additional paid-in capital	121,962,650	117,445,969
Accumulated deficits	(79,399,389)	(69,563,158)
Accumulated other comprehensive income	56,507,394	45,635,771
Treasury stock, at cost (40,265,184 and 40,265,184 shares as of December 31, 2018 and 2019, respectively)	(28,320,324)	(28,320,324)

Total equity	71,669,175	66,117,102

Total liabilities and equity	$71,843,833	$66,250,507

FINANCIAL INFORMATION OF PARENT COMPANY

CONDENSED STATEMENTS OF OPERATIONS

(In US dollars)

	For the years ended December 31,
	2017	2018	2019

Income from operations	$—	$—	$—

Income before income taxes	—	—	—
Income taxes	—	—	—
Equity in gains of subsidiaries and VIEs	12,384,303	31,127,184	9,836,231
Net income of Acorn International, Inc.	$12,384,303	$31,127,184	$9,836,231

 FINANCIAL INFORMATION OF PARENT COMPANY

CONDENSED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(In US dollars, except share data)

	For the years ended December 31,
	2017	2018	2019

Net income	$12,384,303	$31,127,184	$9,836,231
Other comprehensive income (loss), net of tax
Net unrealized loss of available-for-sale securities, net of tax of $(10,347,637), $(1,163,160) and $(3,307,755) in 2017, 2018 and 2019, respectively	(31,042,912)	(3,489,480)	(9,868,613)
Foreign currency translation adjustments	11,146,613	(972,089)	(1,003,010)
Comprehensive income (loss) of Acorn International, Inc.	$(7,511,996)	$26,665,615	$(1,035,392)

FINANCIAL INFORMATION OF PARENT COMPANY

CONDENSED STATEMENTS OF CASH FLOWS

(In US dollars)

	For the years ended December 31,
	2017	2018	2019
Operating activities:
Net income of Acorn International, Inc.	$12,384,303	$31,127,184	$9,836,231
Equity in gains of subsidiaries and VIEs	(12,384,303)	(31,127,184)	(9,836,231)
Net cash provided by operating activities	$—	$—	$—

Investing activities:
Dividend received	$—	$40,000,020	$4,516,681
Net cash provided by investing activities	$—	$40,000,020	$4,516,681

Financing activities:
Disbursement of dividends	$—	$(39,825,362)	$(4,557,934)
Net cash used in financing activities	$—	$(39,825,362)	$(4,557,934)
Net increase (decrease) in cash and cash equivalents	$—	$174,658	$(41,253)
Cash and cash equivalents at the beginning of the year	—	—	174,658
Cash and cash equivalents at the end of the year	$—	$174,658	$133,405

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

2) As disclosed in Note 1 to the consolidated financial statements, the Company was incorporated in Cayman Islands on December 20, 2005 to be the holding company of the Company. The Company is an integrated multi-platform marketing company in PRC which develops, promotes and sells products. The Company’s two primary sales platforms are direct sales and a nationwide distribution network. Direct sales platforms include an outbound marketing platform (which until early 2015 included television (“TV”) direct sales and until late 2019 included call center direct sales) and an Internet sales platform. Nationwide distribution network includes an offline distribution network through late 2019 and on-going e-commerce distribution through major e-commerce platforms in China.

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

4) As of December 31, 2018 and 2019, there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or redemption requirements of redeemable stocks or guarantees of the Company. Dividends of $40,000,020 and $4,516,681 were paid by the Company’s subsidiaries to the Company in 2018 and 2019, respectively.

* * *

ADDITIONAL INFORMATION—FINANCIAL STATEMENT SCHEDULE II

ACORN INTERNATIONAL, INC.

VALUATION AND QUALIFYING ACCOUNTS

Description	Balance at Beginning of Year	Charged to/ (Reversed from) Costs and Expenses	Write-off	Other	Balance at End of Year

Allowance for accounts receivable
-2019	$4,023,663	$(25,974)	$(3,381,495)	$(64,999)	$551,195
-2018	$3,978,604	$45,059	$—	$—	$4,023,663
-2017	$3,702,514	$276,090	$—	$—	$3,978,604
Allowance for prepaid advertising expenses
-2019	$318,418	$—	$—	$—	$318,418
-2018	$897,397	$(578,979)	$—	$—	$318,418
-2017	$1,036,904	$(139,507)	$—	$—	$897,397
Allowance for prepaid expenses and current assets
-2019	$637,330	$—	$—	$(10,323)	$627,007
-2018	$310,117	$327,213	$—	$—	$637,330
-2017	$436,348	$(126,231)	$—	$—	$310,117
Allowance for deferred tax assets
-2019	$10,825,754	$(6,258,245)	$(842,896)	$(86,346)	$3,638,267
-2018	$22,932,999	$(12,107,245)	$—	$—	$10,825,754
-2017	$33,012,389	$(10,079,390)	$—	$—	$22,932,999

*Other represents foreign currency translation adjustments